Form 20-F
period 2002-12-31
ERICSSON LM TELEPHONE CO
filed 2003-03-28
CIK 717826

As filed with the Securities and Exchange Commission on March 28, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSACTION PERIOD FROM TO

Commission file number 0–12033

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

(Exact Name of Registrant as Specified in Its Charter)

LM ERICSSON TELEPHONE COMPANY

(Translation of Registrant’s Name Into English)

Kingdom of Sweden

(Jurisdiction of Incorporation or Organization)

Telefonplan, SE-126 25 Stockholm, Sweden

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which registered
American Depositary Shares	Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act:

Title of each class
B Shares
STIBOR—1.5 percent Convertible Subordinated Debentures due June 30, 2003

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

B shares (SEK 1.0 nominal value)	15,318,040,038
A shares (SEK 1.0 nominal value)	656,218,640

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    ☒         No    ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    ☒    Item 18    ☐

Presentation of Information

In this Annual Report on Form 20-F, unless otherwise indicated, all financial information presented has been prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). In addition, net income (loss) for the years ended December 31, 2000, 2001 and 2002, and shareholders’ equity as of December 31, 2000, 2001 and 2002, have been reconciled to U.S. GAAP.

Effective January 1, 2002, Swedish GAAP requires consolidation of companies in which the majority of the residual or ownership risks are retained. As a result, we have restated our consolidated financial statements as of and for each of the years ended December 31, 1998, 1999, 2000 and 2001 to consolidate certain finance companies in which we have minority holdings which were previously accounted for under the equity method. The restatement was already made in our 2001 Annual Report on Form 20-F.

Both amounts stated in Swedish kronor (SEK) and derived from U.S. dollars (USD) and amounts stated in USD and derived from SEK, unless otherwise indicated, have been converted at a fixed rate, solely for convenience, as indicated herein. These conversions should not be construed as a representation by us that the SEK amounts actually represent such USD amounts, or vice versa, or that a conversion could be made at the rate indicated, or any other rate, or at all.We present our financial statements in SEK.

Certain amounts and percentages have been rounded and accordingly may not total.

We obtained some of the information presented in this Annual Report on Form 20-F regarding market share and industry information relating to our business from market research reports, analyst reports and other publicly available information. While we have no reason to believe that this information is not reliable, we cannot guarantee the accuracy or completeness of the information and we have not independently verified it.

Reference in this Annual Report on Form 20-F to the “Company”, “Ericsson”, “we”, “our” or “us” mean Telefonaktiebolaget LM Ericsson (publ) and its consolidated subsidiaries.

Forward-looking Statements

This Annual Report includes “forward-looking statements” and includes assumptions about future market conditions, operations and results.

The words “believe”, “expect”, “anticipate”, “intend”, “may”, “plan” and similar expressions are intended to identify these statements. Forward-looking statements appear in a number of places including, without limitation, and Item 5 “Operating and Financial Review and Prospects”, Item 3D “Risk Factors” and Item 4 “Information on the Company”, and include statements regarding:

•	strategies, goals and growth prospects;

•	future plans and potential for future growth;

•	liquidity, capital resources and capital expenditure, and our credit ratings;

•	growth in demand for our systems and services;

•	our joint venture activities;

•	economic outlook and industry trends;

•	developments of our markets and competition;

•	the impact of regulatory initiatives;

•	research and development expenditure;

•	plans to launch new products, systems and services; and

•	expected cost savings from our various cost reduction measures.

Although we believe that the expectations reflected in these and other forward-looking statements are reasonable, we can give no assurance that these expectations will prove to be correct. Because these statements involve risks and uncertainties, results could differ materially from those set out in the forward-looking statements as a result of:

•	conditions in the telecommunications industry and general economic conditions in the markets in which we operate, and our ability to adapt to rapid changes in market conditions;

•	political, economic and regulatory developments in the markets in which we operate, including allegations of health risks from electromagnetic fields and increasing cost of licenses to use radio frequencies;

•	management’s ability to develop and execute a successful strategy, including partnerships, acquisitions, divestitures and ability to manage growth and decline and to execute cost-reduction efforts;

•	financial risks, including foreign exchange rate changes, interest rate changes, credit risks in relation to counterparties, risks of confiscation of assets in foreign countries and risks of insufficient liquidity to execute payments;

•	the impact of changes in product demand, pricing and competition, including erosion of sales prices, increased competition from existing or new competitors or new technology and the risk that new systems and services may fail to be accepted at the rates or levels we anticipate;

•	our customer structure, where the number of customers may be reduced due to consolidation in the industry, and the remaining customers will become larger, and the negative business consequences of a loss of, or significant decline in, our business with such a customer;

•	the impact of a downgrading of our credit rating;

•	defaults by our customers under significant customer financing arrangements;

•	product development risks, including our ability to adopt new technologies and to develop commercially viable systems and services, our ability to acquire licenses to necessary technology, our ability to protect our intellectual property rights through patents and trademarks and to defend them against infringement, and results of patent litigation;

•	supply constraints, including component or production capacity shortages, suppliers’ abilities to deliver products on time with good quality, and risks related to concentration of purchases from a single vendor or proprietary or outsourced production in a single facility; and

•	our ability to recruit and retain highly qualified management and other employees.

Certain of these factors are discussed in more detail elsewhere in this Annual Report, including under Item 3D “Risk Factors”, Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects”. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law or stock exchange regulation.

PART 1

Item 1:    Identity of Directors, Senior Management and Advisers

Not applicable

Item 2:    Offer Statistics and Expected Timetable

Not applicable

Item 3:    Key Information

ITEM 3A:    SELECTED FINANCIAL DATA

The following tables set forth selected financial data for each of the years in the five-year period ended December 31, 2002, which has been derived from our audited consolidated financial statements, prepared under Swedish GAAP. For a reconciliation to US GAAP of net income (loss) and consolidated stockholders’ equity, and a discussion of the significant differences between US GAAP and Swedish GAAP affecting our consolidated financial statements, see Item 17, Note 29 to our consolidated financial statements. The following data should be read in conjunction with “Item 5: Operating and Financial Review and Prospects” and our consolidated financial statements and other financial information included elsewhere in this Annual Report on Form 20-F. All per share data has been adjusted for a 4:1 stock split in 2000, and a 1:1 stock issue in 2002.

Swedish GAAP

	As of and for the Year Ended December 31,
SEK million, unless otherwise stated	1998 1)	1999 1)	2000 1)	2001 1)	2002
Net sales	184,438	215,403	273,569	231,839	145,773
Operating income	19,163	17,469	30,828	–27,380	–21,299
Income (loss) before taxes	18,210	16,386	28,692	–30,309	–23,323
Net income (loss)	13,041	12,130	21,018	–21,264	–19,013

Year-end position
Total assets	172,658	211,412	263,282	257,521	208,267
Net Assets 2)	65,295	71,492	94,587	72,240	76,076
Working capital 3)	53,434	70,426	97,261	104,998	73,694
Tangible assets	22,746	24,974	23,104	16,641	9,964
Stockholders’ equity	63,112	69,176	91,686	68,587	73,607
Minority interests	2,183	2,316	2,901	3,653	2,469
Interest-bearing provisions and liabilities	31,639	52,901	59,427	89,879	60,617

Other information
Earnings per share, basic, SEK 4) 5) 6)	1.21	1.12	1.93	–1.94	–1.51
Earnings per share, diluted, SEK 4) 5 ) 7)	1.20	1.11	1.91	–1.94	–1.51
Cash dividends per share, SEK 4) 5) 8)	0.36	0.36	0.36	0	0	9)
Cash dividens per share, USD 4) 5) 8)	0.04	0.04	0.04	0	0	9)
Stockholders’ equity (SEK per share) 10)	8.09	8.84	11.59	8.67	4.65
Number of shares (in millions)
—outstanding, at end of period	7,805	7,829	7,909	7,909	15,820
—average, basic 4) 5)	10,801	10,824	10,896	10,950	12,573
—average, diluted 4) 5)	11,060	11,060	11,100	11,072	12,684

1)	Restated for changed accounting principles in Sweden 2002 regarding consolidation of companies according to new RR1.
2)	Net assets is defined as total assets less provisions and liabilities.
3)	Working capital is defined as current assets less current non-interest-bearing provisions and liabilities.
4)	1998–1999 adjusted for 4-for-1 stock split in 2000.
5)	1998–2001 adjusted for stock dividend element of stock issue in 2002.
6)	Earnings (loss) per share, basic, are calculated by dividing net income (loss) by average number of shares outstanding, basic.
7)	Earnings (loss) per share, diluted, are calculated by dividing net income (loss) by average number of shares outstanding, diluted. Potential ordinare shares are not considered when their conversion to ordinary shares would increase earnings per share.
8)	Cash dividends per share are those declared out of earnings for the year as recommended by our board of directors and approved by the annual general meeting of shareholders held in March or April of the following year. The cash dividends per share have been converted to U.S. dollars at the rates on the respective payment dates of each year.
9)	For 2002, proposed by the Board of Directors.
10)	Stockholders’ equity (SEK per share) is defined as Stockholders’ equity divided by the number of shares outstanding, at end of period.

U.S. GAAP

	As of and for the Year Ended December 31,
SEK million, unless otherwise stated	1998 1)	1999 1)	2000 1)	2001 1) 2)	2002 1) 2)
Net sales	184,438	215,403	273,569	231,839	145,773
Operating income (loss)	22,672	21,903	35,350	–32,833	–23,254
Net income (loss), after cumulative effect of accounting change 3)	15,539	15,239	23,393	–24,403	–19,918
Earnings (loss) per share, after cumulative effect
of accounting change, basic (SEK per share) 3) 4) 5) 6)	1.44	1.41	2.15	–2.23	–1.58
Earnings (loss) per share, after cumulative effect
of accounting change, diluted (SEK per share) 3) 4) 5) 7)	1.42	1.39	2.12	–2.23	–1.58
Total assets	184,298	235,950	291,013	282,207	226,480
Stockholders’ equity	70,318	85,616	109,217	77,801	83,203
Capital stock	4,878	4,893	7,910	8,066	15,974
Number of shares (in millions):
—average, basic 4) 5)	10,801	10,824	10,896	10,950	12,573
—average, diluted 4) 5)	11,060	11,060	11,017	11,057	12,684

1)	Upon adaption of SFAS142 on January 1, 2002, Ericsson ceased amortization of all goodwill for US GAAP reporting purposes. Amortization expense on goodwill on a US GAAP basis for the years ended December 31, 2001, 2000, 1999 and 1998 was SEK 1,123 million, SEK 761 million, SEK 684 million and SEK 337 million, respectively.
2)	Effective October 1, 2001, Sony Ericsson Mobile Communications assumed substantially all of the operations of the Phones segment. As of this date, 50 percent of the results of the Sony Ericsson joint venture are reported under “Share in earnings of joint ventures and associated companies” pursuant to equity accounting principles. Retained Phones operations are reported under “Other operations”.
3)	There were no discontinuing operations during 1998–2002.
4)	1998–1999 adjusted for 4-for-1 stock split in 2000.
5)	1998–2001 adjusted for stock dividend element of stock issue in 2002.
6)	Earnings (loss) per share, basic, are calculated by dividing net income (loss), after cumulative effect of accounting change, by average number of shares outstanding, basic.
7)	Diluted earnings (loss) per share are calculated by dividing net income (loss), after cumulative effect of accounting change, by the sum of the average number of shares outstanding plus all additional shares that would have been outstanding if all convertible debentures were converted and stock options were exercised. Shares issuable upon conversion of convertible debentures or exercise of options are treated as dilutive only when their conversion to ordinary shares would decrease earnings per share. In 2001 and 2002, diluted weighted average shares outstanding excludes the incremental effect of all options and convertible debentures, as the impact would be anti-dilutive.

Exchange rates

The following tables provide information with respect to the exchange rate for SEK per USD 1.00, based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York. On March 21, 2003, the noon buying rate for SEK was USD 1.00=SEK 8.7030. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31	Average
1998	7.9658
1999	8.3007
2000	9.2251
2001	10.4328
2002	9.6571

Month	High	Low
September	9.450	9.1930
October	9.3850	9.1885
November	9.1690	8.9708
December	9.0750	8.6950
January	8.7920	8.4750
February	8.5650	8.4100

We describe the effects of exchange rate fluctuations on our business in the Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

ITEM 3B:    CAPITALIZATION AND INDEBTEDNESS

Not applicable.

ITEM 3C:    REASON FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

ITEM 3D:    RISK FACTORS

You should carefully consider all the information in this Annual Report and, in particular, the risks outlined below.

RISKS ASSOCIATED WITH OUR BUSINESS

An extended downturn in the telecommunications industry will continue to negatively impact our business and results of operations.

We operate globally in the telecommunications markets and are subject to conditions particular to the markets for telecommunications infrastructure, equipment and services. As 2001, 2002 was a challenging year for the telecommunications industry. We reported a SEK 19.0 billion net loss in 2002. The beginning of 2003 has shown no signs of improvement and the near term market outlook still remains uncertain. The development in the telecommunications industry effects our ability to achieve our financial goal of returning to profit at some point in 2003. Currently, the timing and strength of recovery of the markets in which we operate is highly unpredictable. If the telecommunications markets continue to show slow or negative growth, our business will continue to be negatively impacted.

We are subject to the impact of economic conditions in areas in which we operate.

Current conditions in many of the large economies in which we operate and the global economy remain very uncertain. As a result, it is difficult to estimate the global and regional economic development. Currently our business is negatively affected by the unfavorable conditions in Latin America. The future direction of the overall local and global economies, including changes in fiscal, monetary and regulatory policies worldwide may have a significant impact on our overall performance.

Many of our customers have reduced and are continuing to reduce capital expenditure and, as a result, demand for our systems and network roll-out services have declined and may continue to decline.

Many of our current and potential customers are network operators with high levels of indebtedness and, in some cases, emerging or weak revenue streams. Adverse economic conditions, network over-capacity due to excess build-out, lack of funding for telecom development and overspending on license fees have forced network operators to undertake restructuring and cost-cutting initiatives. In light of market conditions, many of our customers delayed delivery of orders previously placed and implemented drastic reductions in capital expenditure in 2002 as compared to 2001 and even more so in comparison with 2000, and may continue to further reduce capital expenditure. As a result, demand for our systems and network roll-out services has declined. If the demand for our systems and services weakens further or remains weak on account of the financial condition of our customers, market and industry conditions or otherwise, this is likely to have a material adverse effect on our business, results of operations and financial condition.

We may experience greater variability in our operating results than in the past and may have increased difficulty in accurately predicting future operating results.

Our business is subject to a wide variety of factors that impact our quarterly and annual operating results from period to period. The current economic slowdown in certain regions and uncertainties in the telecommunications market may continue to negatively impact the timing of network capacity build-outs, including the introduction of new technologies such as 3G. As a result, our operating results may fluctuate significantly from period to period and possibly more than they have historically.

In addition, uncertainties arising from these factors, in particular during difficult economic conditions, make preparing estimates of our future operating results even more difficult than usual and may lead us to revise our estimates and/or strategies more frequently than in the past. As a result, any of these factors could have a material adverse impact on our operations such that the results of operations for any period will not necessarily be indicative of results to be expected in future periods.

We may be adversely affected by the significant changes that we expect in the wireless telecommunications industry. In particular, the 3G technologies, WCDMA, EDGE and CDMA2000, may not become commercially successful, which could be detrimental to our competitive and financial position.

The wireless telecommunications industry is undergoing significant changes. These include the continuation of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, the integration of wireless and wireline services, shorter development cycles for new services, evolution to 3G standards and changes in end-user needs and preferences. In general, this causes uncertainty over future demand for our systems, products and services and the prices that we will be able to charge for these systems, products and services.

A selected number of service providers have introduced new 3G services and serveral others have announced that they intend to introduce 3G services in the future. We expect that 3G services will combine the attributes of faster speed, greater data capability, better portability and greater functionality. WCDMA is a 3G technology developed by us and others, which enables wideband digital radio communications. WCDMA has been selected for the third generation of mobile telephone systems in Europe, Japan and, to a lesser extent, the United States and other markets. EDGE and CDMA2000 are technologies developed to increase the capacity of and transmission speed of existing 2G networks to 3G standards.

However, there are competing technological standards and several options within each standard, and there could be vendor-proprietary variations and rapid technological innovation in connection with 3G roll-outs in various locations around the world. Moreover, other technologies, such as wireless local area networks, could provide additional competition for some services. If any or all of these alternative 3G technologies were to become commercially successful, we may not be able to shift our technology focus quickly or efficiently enough to successfully compete. Technological changes can also affect the price we are able to obtain for systems and services. Accordingly, there can be no assurances that technological changes will not materially adversely affect us.

We engage in customer finance, which exposes us to certain credit and other risks regarding our customers. Some of these customers do not yet have established revenue streams.

For a discussion of our customer finance arrangements, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

As reflected in that section, our customer finance arrangements make us vulnerable to adverse changes in our customers’ businesses and expose us to credit risks. The risks may be significant, particularly in relation to network operators with limited experience or no proven track record. While we evaluate our customer credits on a regular basis, defaults on our customer financing could occur for reasons beyond our control and could result in restructuring of the financing arrangements or credit losses. Such an event could have a material adverse effect on our business, results of operations or financial condition.

Failure to successfully implement our cost reduction measures may adversely affect our financial results.

During 2002, we announced the implementation of significant further cost reduction measures in connection with our first quarter results. Together with the savings under the “Efficiency Program”, adopted in 2001, we expect all these measures to have the effect of decreasing our annual level of operating expenses by approximately SEK 50 billion, as compared to the beginning of 2001, when fully implemented by the end of 2003. These anticipated cost savings are based on our estimates, however, and may not materialize. In addition, our cost reduction measures are based on current conditions and do not take into effect future cost increases that may result from changes in our industry or operations, including new business developments, wage and price increases or other factors. Our failure to successfully implement these planned cost-reduction measures or the potential that these efforts may not generate the level of cost savings we expect going forward, could negatively impact our financial results as well as our ongoing operations.

Our financial instruments contain rating triggers, financial ratios and other covenants that may affect our access to and cost of funds.

For a discussion of debt facilities that are impacted by changes in our credit rating or our compliance with financial ratios or other covenants see Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

As reflected in that section, our long-term credit rating was downgraded several times during 2002, thereby limiting our access to funding and increasing our funding costs. Our current long-term credit rating, February 2003, is B1 (Moody’s) and BB (Standard & Poor’s). If we are unable to avoid further downgrading or comply with these financial ratio or other covenants, we may need to repay or refinance the related debt and/or other debt which contains cross-default provisions. We cannot assure you that we in such a situation would be able to refinance our indebtedness or obtain additional funding.

Our access to short term funding has decreased and may continue to decrease or become more expensive as a result of or operational and financial conditions and market conditions.

For a discussion of our access to short term funding see Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

Our commercial paper and other short term debt is currently rated B (Standard & Poor’s) and Not Prime (Moody’s). Our credit rating and the number of large commercial paper issuers whose recent credit downgrades have placed them in this market may restrict our access to short-term credit. At the end of 2002, we had no outstanding commercial paper and we cannot assure you that we will have access to the commercial paper market in the future.

Our business has substantial cash requirements and we may require additional sources of funds if our current sources are unavailable or insufficient to satisfy these requirements, and we cannot assure you that these additional sources of funds will be available or available on reasonable terms.

We have substantial cash requirements in connection with our operations, research and development, capital expenditure, cost reduction measures, customer financing programs and debt service obligations. If the cash we generate from our operations or that we can access under our credit facilities or from other sources is not available when needed or is insufficient to satisfy our requirements, we may require additional sources of funds. We cannot assure you that any required additional sources of funds would be available or available on reasonable terms, particularly in light of our existing debt levels and credit ratings. If we do not generate sufficient amounts of capital to support our operations, service our debt, continue our research and development and customer financing programs or we do not generate sufficient amounts of capital at the times and on the terms required by us, our business will likely be adversely affected.

Our A shareholders have voting control over the company.

Under our current capital structure, each A share has a thousand times the voting power of each B share. Accordingly, as of December 31, 2002, our A shareholders held 4.1 percent of our capital stock and 97.7 percent of our voting rights. Of our two largest shareholders, based on voting rights, Investor AB held 5.3 percent of our capital stock and 38.3 percent of our voting rights and AB Industrivärden held 2.5 percent of our capital stock and 27.7 percent of our voting rights as of December 31, 2002. As a result, our A shareholders, and in particular Investor AB and AB Industrivärden have the ability to exert significant influence over certain actions requiring shareholder approval, including the election of directors and appointment of officers, and may have the ability to influence our policy. As such, decisions made by Investor AB or AB Industrivärden may influence our business, results of operations and financial condition.

The telecommunications market is undergoing consolidation, which increases our dependence on key customers.

Many significant participants in the telecommunications market are merging and consolidating as a result of competitive pressures, and we expect this trend to continue. This consolidation process will likely decrease the number of potential significant customers for our systems and services. For the year ended December 2002, our ten largest customers accounted for almost 50 percent of our net sales and our 20 largest customers accounted for approximately 75 percent of our net sales. Fewer significant customers will increase our reliance on key customers and, due to the increased size of these companies, may negatively impact our bargaining position and profit margins. The loss of, or a reduced role with, a key customer due to industry consolidation could negatively impact our business, results of operations and financial condition.

We are dependent on developing new products, which are complex and may not be successful in the market.

Product life cycles in our industry can be short andtherefore we expend considerable resources in product development and are actively engaged in designing new products and solutions and updating our existing products and solutions. Introducing new products requires significant management time and a high level of financial and other commitments to research and development and may not always result in success. Many of our products incorporate advanced technologies, such as 3G technologies, that are untested or are undergoing testing. Our development of new products may also require us to license third-party technologies and successfully integrate such technologies with our products, which may add to the already large cost of bringing a new product to market. We are also actively engaged in the development of technology standards, such as WCDMA, EDGE, CDMA2000 and Bluetooth, which we are incorporating into our products and systems. In order to be successful, those standards must be accepted by relevant standardization bodies and by the industry as a whole. Our sales and earnings may suffer if we invest in developing and marketing technologies and technology standards that do not function as expected, are not adopted in the industry or are not accepted in the marketplace within the timeframe we expect, or at all.

We operate in the highly competitive telecommunications markets and our profitability will be affected if we are not able to compete effectively.

The markets for our products are highly competitive in terms of pricing, product and service quality, the timing of development and introduction of new products, customer service and terms of financing. We face intense competition from significant competitors. Our competitors may implement new technologies before we do, allowing them to offer more attractively priced or enhanced products, services or solutions than we provide. Some of our competitors may have greater resources in certain business segments or geographic markets. We may also encounter increased competition from new market entrants, alternative technologies or alternative telecommunications platforms. Our operating results depend to a significant extent on our ability to compete in this market environment, in particular on our ability to adapt to changes in the markets to introduce new products to the market and to reduce the cost of new and existing products.

We have certain long-term contracts, which expose us to risks of cost overruns and extended payment terms.

We currently have certain long-term contracts under which the prices are reduced during the life of the contract, according to a pre-negotiated schedule. These long-term contracts are typically awarded on a competitive bidding basis and the profit margins on these contracts may vary from the original estimates as a result of changes in estimated costs, productivity, specifications or timing. In addition, these contracts frequently include extended payment terms, which will require us to recover costs incurred in performing these contracts over the term of the contract. These contracts generally also provide for penalties and termination rights in the event of our failure to deliver on time or if our products do not perform. Should any of these contracts become unprofitable or be terminated due to any or several of these reasons, our operating results will be negatively impacted.

If our outside suppliers fail to deliver satisfactory components and manufacturing services on time, our financial results could be negatively impacted.

We are dependent on our suppliers to obtain timely and adequate delivery of components and manufacturing services. As part of our current business strategy, we have outsourced substantially all of our mass production manufacturing. If we are unable to identify manufacturers who are willing to contract with us on competitive terms and devote adequate resources to fulfill their obligations to us, or if we do not properly manage these relationships, our customer relationships, reputation or competitiveness may suffer.

We have experienced component shortages in the past that have adversely affected our operations. Although we work closely with our suppliers to avoid shortages and to arrange for alternative sources of supply, we cannot assure you that we will not experience component shortages in the future. We also rely on a limited number of suppliers for a number of our components, as well as a core group of electronics manufacturing services (EMS) companies for the manufacture of our products, which increases our dependence on these suppliers. A reduction or interruption in component supply, a significant increase in the price of one or more components or manufacturing services or constraints on our suppliers’ capacity during periods of significant demand could have a material adverse effect on our business, results of operations or financial condition.

Liability claims related to and public perception of the potential health risks associated with electromagnetic fields may negatively impact our business.

We are subject to claims that mobile handsets and other telecommunications devices that generate electromagnetic fields expose users to health risks. At present, a substantial number of scientific studies conducted by various independent research bodies have indicated that electromagnetic fields, at levels within the limits prescribed by public health authority safety standards and recommendations, cause no adverse effect to human health. However, any perceived risk or new scientific findings of adverse health effects of mobile communication devices and equipment could adversely affect us through a reduction in sales. Although we comply with all current safety standards and recommendations regarding electromagnetic fields, we cannot assure you that we will not become the subject of product liability claims or be held liable for such claims or be required to comply with future regulatory changes that may have an adverse effect on our business.

Our business and results of operations will be harmed if we are found to have infringed intellectual property rights of third parties, or if we are unable to protect our intellectual property rights from challenges or unauthorized third party use.

Like other companies operating in the telecommunications industry, because our products comprise complex technology, we experience litigation regarding patent and other intellectual property rights. Third parties have asserted, and in the future may assert, claims against us alleging that we infringe their intellectual property rights. If we do not succeed in any such litigation, we could be required to expend significant resources to pay damages, develop non-infringing products/technology or to obtain licenses to the products/technology, which is the subject of such litigation. However, we cannot be certain that any such licenses, if available at all, will be available to us on commercially reasonable terms. Also, defending these claims may be expensive and divert the efforts of our management and technical personnel. In particular, we are currently party to a lawsuit in which plaintiff alleges that we have infringed one of its U.S. patents through our sales of certain GSM and TDMA products in the United States. The jury found on October 30, 2002, that we had willfully infringed the one patent-in-suit and that the patent is valid. We believe that the jury’s decision is wrong. The Court has not yet ruled. Should the Court render a final judgement against us, we will appeal. If we do not prevail, we may have to expend significant resources to pay damages.

In addition, third parties may attempt to appropriate our confidential information and proprietary technologies and processes used in our business, which we may be unable to prevent. Existing laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights, if at all. We rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our intellectual property rights; however, the steps we take in this regard may not be adequate to prevent or deter infringement or other misappropriation of our intellectual property, and we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights.

If our mobile handset joint venture arrangement with Sony or other arrangements with strategic partners do not progress as planned, our business could be negatively impacted.

In 2001, we formed Sony Ericsson Mobile Communications, a joint venture with Sony Corporation for the development, design, sales and distribution of mobile handsets, to which we transferred substantially all of our handset business. If this joint venture is unsuccessful on account of unsuccessful or delayed product development, limited market acceptance of new products or for any other reason, we may not be able to compete successfully or at all in the mobile handset market. For example, the delayed launch of the joint venture’s R600 handset had a negative impact on its second quarter 2002 results. We have also entered into other strategic development arrangements with third parties, typically involving the contribution by each party of various resources including technology, research and personnel, and we may continue to do so in the future. If these arrangements do not develop as expected, whether as a result of having incorrectly assessed our needs or the capabilities of our strategic partners, our ability to work with joint venture partners or otherwise, our ability to develop new products and solutions may be constrained and this may harm our competitive position in the market. Additionally, charges relating to our portion of any losses from, or commitments to contribute additional capital to, joint ventures may adversely affect our financial condition or results of operations.

Changes to the regulatory environment for telecommunications systems and services could negatively impact our business.

Our industry is heavily regulated, and both our customers and we may be affected by changes in regulation of telecommunications systems and services. For example, changes in regulation that impose more stringent, time-consuming or costly planning, zoning or building approval requirements regarding the construction of base stations and other network infrastructure could adversely affect the timing and costs of new network construction or expansion and the commercial launch and ultimate commercial success of these networks. Expensive government license fees can cause network operators to incur substantial indebtedness and fundamentally affect operators’ businesses, profitability and financial condition, as well as the orders and services network operators place with or require from suppliers of network systems and services such as us. Similarly, tariff regulation that adversely affects the pricing of new services could affect the sales of our systems and services. Environmental, health and safety and privacy regulations may increase costs and restrict operations of telecommunications companies and network operators. The indirect impact of these changes in regulation could affect our business adversely even though the specific regulations do not directly apply to us or our products.

We are subject to regulatory, foreign exchange and other risks associated with international operations.

We conduct business in over 140 countries around the world with the majority of our sales originating from countries in Western Europe and the Asia Pacific region. Changes in regulatory requirements, tariffs and other trade barriers, price or exchange controls or other governmental policies in the countries in which we conduct business could limit operations and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights. Our results could also be materially adversely affected by weak economic conditions in countries in which we do significant business as well as by changes in foreign currency exchange rates, which can introduce significant volatility to our rates of growth. We also have extensive operations in emerging markets such as China, Latin America, the Middle East and Africa which involves certain risks, including volatility in gross domestic product, civil disturbances, economic and governmental instability, nationalization of private assets and the imposition of exchange controls. Please see Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

We are dependent upon hiring and retaining highly qualified management and other employees.

Our future success depends in part on our continued ability to hire, develop, motivate and retain engineers and other qualified personnel needed to develop successful new products, support our existing product range and provide services to our customers. There can be no assurance that we will continue to be successful in attracting and retaining highly qualified employees in the future, especially in light of our prior and planned headcount reductions.

RISKS ASSOCIATED WITH OUR SHARES

Our share price has been and may continue to be volatile.

Our share price has been volatile due in part to the high volatility in the securities markets generally, and in telecommunications and technology companies’ shares in particular, as well as developments from quarter to quarter which impact our financial results. Factors other than our financial results that may affect our share price include but are not limited to:

•	market expectations of the performance and capital spending plans of network operators;

•	the level of business activity or perceived growth in the market for telecommunications services in general;

•	investor perception of, as well as the actual performance of, other telecommunications and technology companies;

•	a downgrade or rumored downgrade of our credit ratings;

•	announcements by our key customers or announcements concerning financial difficulties for customers for whom we have provided financing or with whom we have entered into material contracts;

•	announcements by our key competitors concerning the award of large supply agreements or contracts for network roll-out;

•	potential litigation involving ourselves or the industries in which we operate;

•	announcements concerning the bankruptcy or other similar reorganization proceedings involving, or any investigations into the accounting practices of, other telecommunications companies;

•	technical problems, in particular those relating to the introduction and viability of 3G;

•	a change in end-user sentiment or their adverse view of newly introduced technology or services;

•	announcements concerning the relative success of or timetables for 3G mobile networks, systems and services; and

•	general market volatility.

Currency fluctuations may adversely affect the trading prices of our B shares and ADSs and the value of any distributions we make thereon.

Because our B shares are quoted in domestic currencies on local exchanges and the ADSs are quoted in USD, fluctuations in exchange rates between the SEK and currencies in which the B shares or ADSs are quoted may affect the value of your investment. In addition, because we pay cash dividends in Swedish kronor, fluctuations in exchange rates may affect the value of distributions if your arrangements with your bank, broker or depositary, in the case of ADSs, call for distributions to you in local currencies.

Please see Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

Item 4:    Information on the Company

ITEM 4A:    HISTORY AND DEVELOPMENT OF THE COMPANY

Telefonaktiebolaget LM Ericsson (publ) is a limited liability company organized under the Swedish Companies Act. We were incorporated on August 18, 1918, as a result of a merger between AB LM Ericsson & Co. and Stockholms Allmänna Telefon AB. Our origins date back to a manufacturing business for communications equipment founded in Stockholm in 1876. Our A and B shares are quoted on Stockholmsbörsen (the Stockholm Stock Exchange). Our B shares are also quoted on the exchanges in Düsseldorf, Frankfurt, Hamburg and London. Our ADSs are quoted on NASDAQ. Our registered office is located at Telefonvägen 30, S-126 25 Stockholm, Sweden, telephone +46 8 719 00 00. Our agent in the United States is Ericsson Inc., Vice President, Legal Affairs, 740 East Campbell Road, Richardson, Texas 75081. Our web site is www.ericsson.com. This web site address is not an active hyperlink to our web site. Information on our web site does not form part of this document.

Acquisitions and Divestitures

In addition to the establishment of the Sony Ericsson joint venture, a number of acquisitions and divestitures have affected our results of operations and financial position over the last three years. The following table highlights the most significant of these transactions:

Acquisitions

(SEK billion)		Acquisition Value
Businesses acquired
2000	Microwave Power Devices Inc. (USA)	0.9

Divestitures

(SEK billion)		Capital Gain	Cash Receipt Net
Businesses divested
2002	Ericsson Microelectronics AB	0,1	2.3
2001	Enterprise Distribution	0.0	3.4
2000	Energy Systems	4.5	5.9
Shares divested
2001	Shares in Juniper Networks	5.5	5.5
2000	Shares in Juniper Networks	15.4	15.4
Real estate divested
2001	Italy, Sweden and United Kingdom	1.3	4.7
2000	Sweden	1.5	5.2

In connection with our restructuring plans, we have identified certain non-core assets which we may divest. We have no current plans for material acquisitions.

For a discription of our principal capital expenditures since the beginning of our last three financial years, see Item 5 “Operating and Financial Review and Prospects”, “Liquidity and Capital Resources”.

ITEM 4B:    BUSINESS OVERVIEW

We are an international leader in the development and supply of advanced systems and services for mobile and fixed line communications to network operators. Our broad range of telecommunication and data communication products includes end-to-end solutions, systems and services that enable mobile and fixed-line networks to transmit voice, data and multi-media communication with reliability, efficiency and speed. Through our joint venture Sony Ericsson Mobile Communications we offer a range of mobile handsets, including handsets supporting multi-media applications, and other personal communication devices. We also offer a variety of other systems and services to other equipment and handset suppliers related to our core expertise in telecommunications technologies.

BUSINESS STRATEGY AND LONG-TERM GOALS

Our primary business objective is to strengthen our position as a leading provider of communication systems and services in combination with recovery of our financial performance. Our strategy for achieving this objective calls for us to:

•	Lead market development through constant innovation and the development of standards;

•	Further develop our long-standing customer relationships with network operators and expand our business through increased focus on value added services;

•	Exploit our position as a global market leader; and

•	Continue to control costs and further enhance efficiency.

Lead market development through constant innovation and the development of standards

Innovation and creativity are important elements of our corporate culture. We have a long tradition of developing innovative communication technologies, including technologies which help to establish industry standards. For example, we were leaders in the early shift from analogue to digital mobile telephony, a critical stage of development for the growth in wireless communications, and we have pioneered the development of industry-wide technology standards such as WCDMA, GPRS and Bluetooth. We will continue to support innovation through our commitment to research and development. In particular, we will continue to devote significant resources to developing end-to-end communication solutions to support the rapid expansion and integration of the Internet and multi-media services. Our goal is to build our business by developing and implementing solutions that will drive network traffic and thereby enable our customers to succeed.

Further develop our long-standing customer relationships with network operators

We have strong relationships with the world’s leading mobile network operators and many of the world’s leading fixed-line operators. We believe we have a long-standing reputation for reliable, innovative and cost-effective systems and services. As the telecommunications industry consolidates into fewer, larger network operators, we believe our position in the industry and our strong customer relationships will be significant competitive advantages for us. We will work with network operators to tailor products, solutions and services to meet their evolving needs, such as developing solutions for integrating mobile and fixed telecommunications systems and providing expanded network management services. We believe that our ability to offer end-to-end solutions—systems, applications, services and core handset technology—together with our in-depth knowledge of customer requirements, make us well positioned to assist network operators to optimize their products and services.

Exploit our position as a global market leader

We provide products and services to over 500 operators in over 140 countries. We have significant sales in each of the largest geographic markets for telecommunications and are a supplier of wireless communication equipment to the world’s 10 largest mobile network operators. Our expertise and experience in all major mobile communication standards and proven track record for quality and innovation have allowed us to develop our business on a global basis. We are utilizing our strong international presence and core competence in mobile communications to expand into growth areas such as network management services. We also aim to use our global reach to develop alliances with suppliers and manufacturers in order to increase our combined effectiveness. We believe that our global presence and breadth of product offerings are competitive advantages as our customers increasingly seek to provide telecommunications services globally.

Continue to control costs and further enhance efficiency

We continuously monitor and adjust our product portfolio to focus on innovative products that can be produced by us on a cost-effective basis and sold profitably. We work with suppliers and manufacturers to exploit our economies of scale to secure low-cost, high-quality components and produce our product line more cost-effectively. We have implemented efficiency programs resulting in increased standardization of internal processes and support systems, which will allow us to quickly adapt to market conditions and customer needs. We also have introduced procedures to better evaluate and reward employees based on performance. In addition, we focus on developing and maintaining high levels of competence in our employees to secure our leading market position and to stay in the forefront of technology development.

Please see also Item 5 “Operating and Financial Review and Prospects”.

BUSINESS SEGMENTS

In the first quarter of 2002, we merged our operations for mobile systems and multi-service networks to further exploit the synergies between the two and to respond to increased demand for integrated networks with common service platforms and transport networks. We now conduct our business in three business segments:

•	Systems;

•	Phones (through our 50/50 joint venture with Sony); and

•	Other Operations.

Systems

We offer a complete portfolio of solutions to operators for both mobile systems and wireline multi-service networks. Our solutions include a comprehensive portfolio of telecommunication and data communication products supported by a full range of implementation and network management services. We sell our systems and services to over 500 operators worldwide. We work closely with our customers to understand their businesses and their technology needs and design tailored solutions to help them reach their strategic objectives.

Mobile Systems—Industry and Technology

We provide mobile systems solutions to network operators that enable reliable, efficient and cost effective wireless networking. Wireless networking refers to communications networks that allow end-users to receive voice and data communications using mobile handsets or other wireless devices. Wireless communications networks are often grouped by the technology upon which they are based:

•	First generation of wireless communication, or 1G, refers to analog radio and analog and/or digital circuit switching technologies mainly for mobile voice communications. Circuit switching technology establishes a connection on demand and holds it open, regardless of whether data is sent;

•	Second generation wireless communication, or 2G, refers to digital radio and digital circuit switching technologies that enable networks to carry voice communications and limited data transmissions. The majority of wireless communications networks are currently based on 2G wireless technologies. Many 2G networks have been enhanced with packet-switched transmission capabilities for more efficient data communication. A packet-based network is one in which data is sent in small chunks, called packets. There is no fixed path from the sender to the receiver, so each packet must identify the source and destination. This is often referred to as 2.5G; and

•	Third generation wireless communication, or 3G, refers to digital wireless communication networks based on packet-switched network technology that enables voice, high-speed data and multi-media communications.

Each generation of wireless technology is associated with different international technology standards for wireless communications networks. Transitioning from one generation to the next, such as from 2G to 3G, requires network operators and mobile handset manufacturers to adopt new and emerging technology standards. We believe that the migration from basic voice services to mobile multi-media services is the primary technological shift facing today’s wireless network operators.

The most widely deployed standards today are largely comprised of 2G technologies and can be summarized as follows:

•	Global System for Mobile communications, or GSM, is used throughout the world and is the most widely deployed standard. GSM is a 2G wireless technology that uses time slots within a specified radio frequency channel to distinguish one call from another.

•	Code Division Multiple Access, or CDMA (also known as cdmaOne), is used in both the Americas and increasingly in Asia. CDMA is a 2G wireless technology that uses coding technology to distinguish one call from another, with all calls in a specific cell transmitted over the entire range of radio frequencies assigned to the network operator.

•	Time Division Multiple Access, or TDMA, is used primarily in North and South America. TDMA is a 2G wireless standard that, like GSM, uses time slots within a radio frequency channel to separate users’ conversations.

•	Personal Digital Cellular, or PDC, is a digital wireless standard based on TDMA technology used only in Japan.

The standards for 3G networks are as follows:

•	Wideband Code Division Multiple Access, or WCDMA, is a 3G wireless technology that combines wideband (5 MHz (megahertz)) and CDMA-based radio access.

•	Universal Mobile Telecommunications System, or UMTS, is often used synonymously with WCDMA. UMTS is the term used for the combination of the WCDMA radio standard and advanced switching technologies when used in the 2.1 GHz (gigahertz) band, as is the case in Europe. UMTS includes WCDMA radio access technologies and core network specifications that are based on the GSM standard.

•	Enhanced Data Rates for Global Evolution, or EDGE, is used to give 3G capabilities to networks based on the GSM standard and TDMA technology.

•	CDMA2000 1XEV/DO is used for CDMA networks that are evolving to 3G standard for voice and high-speed data mobility.

As described above, several technology standards have been deployed to enable the 2G mobile communication networks that are in operation today. The path of migration from a 2G network to a 3G network varies depending on the technology used by the existing 2G network. As a result, in order to provide tailored solutions to a wide range of today’s network operators, infrastructure providers must have a fundamental understanding of all existing and emerging standards. The network components for 3G networks are similar to GSM/GPRS networks with the addition of multi-service network nodes that are capable of more efficiently transmitting both circuit and packet switched traffic. The 3G networks to be introduced by GSM network operators will use the same GSM/GPRS core network components to take advantage of previous investments in their existing network in evolving from 2G to 3G.

In addition, due to the complexity and costs of implementing a 3G network, many network operators are upgrading their networks to intermediate technologies, such as GPRS and CDMA2000 1X. Such intermediate technologies are often referred to as “2.5G” services and can be described as follows:

•	GPRS is an enhancement of GSM networks. GPRS introduces packet-switched data transmission and enables “always on” mobility. The implementation of GPRS requires software upgrades to an existing GSM network and the addition of packet-switching nodes.

•	CDMA2000 1X is a successor to the CDMA standard that enables higher-speed wireless networks for data, voice and multi-media communication. Ultimately, networks using CDMA2000 1X will need to be further upgraded in order to provide capacity levels equivalent to CDMA/EDGE.

2.5G allows operators to migrate end-users to premium services without the need for major network reconstruction. This migration, however, will represent a fundamental change in the way services are managed and billed by network operators. Due to 2.5G packet-switched data and “always-on” functionality, network operators may charge end-users for the type and amount of data they send and receive rather than the time they are connected to the network. The transition to a charge-for-data business model is a crucial step in the evolution of network operators, as successful migration of network operators to 3G systems in the future is expected to require the adoption of a similar business model. Thus, if migration to 2.5G with new business models becomes successful, market demand and some network preparations will already be in place for 3G migration.

Mobile Systems—Our Solutions

We believe we are the leading supplier of mobile telecommunication systems, including 2G, 2.5G and 3G. Our expertise in all major 2G standards and our role in developing 3G standards allow us to offer mobile telecommunications systems that incorporate each of the major 2G, 2.5G and 3G mobile technology standards. As a result, we are able to offer tailored solutions to a network operator regardless of the existing standard used in its network. Our systems offering includes cell site equipment, radio base stations, base station controllers and radio network controllers, mobile switching centers, service application nodes and other nodes for billing and operations support. A node is an element of a network, which can be programmed for switching, routing, generating billing records and other functions.

Sales of our mobile telecommunications systems consist primarily of radio base stations, base station controllers and switching centers. Radio base stations provide access and interconnection between mobile handsets and the mobile network. Base station controllers manage the traffic between the radio base stations and mobile switching centers, which are the nodes between the radio system and the public-switched telephone network. Base station controllers, in conjunction with mobile switching centers, effect call handovers between radio base stations as subscribers move between cell sites while engaged in a voice call or data transmission. We offer a complete portfolio of radio base stations ranging from small pico cells (i.e., small cells in a mobile network that boost capacity and coverage within buildings) to high capacity macro cell applications. Our mobile switching center and base station controller are built from a common switching platform, allowing them to be configured into multi-functional nodes. This reduces the initial cost of circuit switching for smaller networks while providing the flexibility to easily expand capacity in the future. Another central feature of all our 2G GSM radio base stations and base station controllers is their ability to be upgraded on a cost-effective basis to enable 2.5G GPRS and 3G EDGE transmissions. Like our radio base station products, our mobile switching center products have industry-leading scalability and capacity. Our GSM radio base stations represent more than one third of all GSM radio base stations in service globally.

We also offer a full line of transmission systems using either wireless or optical technologies. These systems are the transmission links between the nodes of a mobile network. We offer microwave radio links that can be used to “backhaul” the traffic between radio base stations and base station controllers as well as between base station controllers and mobile switching centers. Wireless backhauling (i.e., transporting data and voice from a network access point to a central switching point in mobile systems) with microwave radio links reduces the need for the operator to lease transmission capacity from wireline operators resulting in significant cost savings for the wireless operator. Our MINI-LINK is one of the market leaders for such backhaul applications, with thousands of links deployed. A new generation of MINI-LINK systems is now being introduced with an expanded capacity to support the increased traffic demands of Mobile Internet and 3G, as well as to serve the market for fixed wireless broadband access.

By offering comprehensive upgrade paths for migrating to high speed/high-capacity networks, we allow maximum use of existing equipment and previous investments, thereby improving network operators’ capital investment returns. We believe that this approach is of central importance today because most network operators are capital constrained at present. We believe that our ability to meet the diverse technology needs of our customers with high value-added solutions has been instrumental in our being chosen as a provider of wireless communication equipment to the world’s 10 largest mobile network operators. We believe that these operators account for more than 50 percent of all subscribers in the world and we expect their share to increase with continued industry consolidation.

Our mobile telecommunications systems offering extends beyond assisting network operators in optimizing and upgrading network functionality. We also offer a suite of Mobile Internet products, services and applications that enable network operators, Internet Service Providers and content providers to develop commercial opportunities presented by new systems. Our products and applications enable services such as messaging, personalization services, information services, entertainment services, location-based services and m-commerce. For example, we are actively developing the next generation of messaging services called Multimedia Messaging (MMS). We have also established Ericsson Mobility World, a global network of regional centers and global and local web-based facilities. This open industry-wide initiative is a growing global network of more than 100,000 registered technology professionals from a diverse base of companies, working in partnership toward successfully implementing the Mobile Internet.

Multi-Service Networks—Industry and Technology

The last decade has seen a dramatic increase in the volume of data that is being transmitted through wireline networks. The development of the Internet and network connectivity, in addition to increasing amounts of multi-media, data and voice transmissions, have placed severe strains on the capacity limitations of existing wireline networks. Modern networks must also be able to reliably connect voice calls in real time while transmitting irregular, and often very large, bursts of data. Many network operators currently manage multiple networks to accommodate voice, data, video and Internet transmissions. Multiple networks, however, are expensive to maintain and costly to upgrade.

Wireline network operators are moving from single-service networks toward new multi-service networks that have the ability to simultaneously handle multiple services, such as voice, text and images. Offering these services requires wireline operators to migrate from existing circuit-switched networks to packet-switched networks. Circuit switched voice services, however, are the primary revenue generator for today’s wireline network operators and a key area for continued profitability. As a result, network operators are required to strike a careful balance between making short-term investments in circuit-switched products to protect current revenues and long-term investments in packet-switching technology to prepare for the future. In addition, due to the difficult economic climate and volatile financial market conditions, many network operators have been forced to reduce capital expenditure budgets and implement cost-reduction measures without compromising new and existing business ventures.

Multi-Service Networks—Our Solutions

We offer multi-service networking solutions to fixed-line operators. We have a long history in wireline networking with an installed base of access and transit lines equivalent to 160 million lines out of approximately 1.5 billion lines globally. We supply wireline operators with systems solutions that allow them to start to upgrade their legacy networks to efficiently handle a mix of voice, data, video and Internet traffic. Our solutions for multi-service networking include systems and services for circuit switching, next generation (packet-switched) networking and broadband (i.e., a channel with more than two megabits per second of bandwidth). These solutions enable network operators to start to replace multiple networks with a unified multi-service network capable of handling all of these services. The primary systems and services we offer for multi-service networking are our AXE solution and our ENGINE solution.

Our circuit-switched solutions are based on our AXE product range, which is our open architecture communication platform and the basis for our wireline and mobile systems. AXE is one of the most widely used switching systems in the industry today. AXE systems have been deployed in 135 countries, connecting more than 500 million wireline and mobile subscribers. Our AXE products include local switching centers that interconnect individual access lines from homes and businesses to the telephone network and transit switching centers that interconnect local switching centers for calls between subscribers connected to different local switches. By establishing a transit-switching layer, operators are able to minimize the number of trunks or inter-switch connections between switching centers and optimize the traffic routes within their network.

Our AXE solutions are tailored to meet specific needs for different types of operators, from local dial tone providers to long distance providers. A full range of software-based supplementary subscriber services (such as Centrex, our business services package, call forwarding and caller ID) are available for additional revenue streams. These service capabilities are continuously enhanced and expanded to ensure that the operators using AXE are able to offer the latest and most competitive subscriber features to their customers.

Our AXE-based circuit switching solutions are designed to safeguard operators’ current profitability, while helping them prepare for the future through continuous enhancements. The latest AXE switch is a first step in a migration to a packet-based multi-service network. Investments in AXE support a transition to Ericsson’s ENGINE multi-service network solution.

Our proprietary ENGINE solution is the world’s leading solution for upgrading narrowband networks to packet switched networks. ENGINE enables networks to migrate from a traditional circuit-based network to a packet-based network. This migration to a packet-based network is a necessary step in order to combine broadband Internet, voice and data traffic into one multi-service network rather than three separate networks.

We attribute part of the success of our ENGINE solution to our pragmatic approach to migration and network evolution. We recognize that, for most operators, building an entirely new network is prohibitively expensive. By offering solutions that provide flexible paths for network migration and evolution, we satisfy the objective of the network operator to offer multiple services on a cost-effective basis. Offering this flexibility and scalability is fundamental to the success of our ENGINE solution.

Services

We have the ability to offer a comprehensive range of services to support network operators. These services include advisory services, integration services and management services. Our services organization has technical knowledge to support fixed networks, data (IP and ATM) and all major mobile network technologies.

We believe that services play an important role in our business. Network operators are focusing increasingly on reducing operating expenditures by optimizing the operation and maintenance of their existing networks. This trend has been reinforced by current constraints on the ability of many network operators’ capital expenditure. As a result, an increasing number of network operators are outsourcing network design, operations and maintenance activities. Our comprehensive portfolio of services can be customized or sold in packages to meet the needs of existing and new network operators. We have established the following broad categories of service areas.

Advisory services

We provide consulting services to network operators for business planning and development, design and optimization of networks and the introduction of new services and management solutions. Our global competence development program is designed to provide network operators with training and education in order to improve staff competency and develop skills in new product areas.

Integration services

We provide services designed to make it possible for network operators to implement new technologies and applications in a swift and cost-effective manner. This area is comprised of solutions for the roll-out of new networks, integration of end-user applications or migration from one network standard to another such as from 2G to 3G through network implementation and integration, site acquisition and civil works activities.

Management services

Our portfolio of management services is designed to assist network operators to provide uninterrupted service and operate their networks efficiently. It also includes solutions for managing service levels by providing customers with technical assistance, system maintenance and repair and return. We also have the ability to assume full responsibility over network operations and we have signed over 30 contracts to operate networks on behalf of network operators.

Phones

Sony Ericsson Mobile Communications

In October 2001, we formed Sony Ericsson Mobile Communications as a 50/50 joint venture with Sony Corporation. We retained the intellectual property relating to our core handset technology.

In association with the Sony Ericsson joint venture, we can provide a full range of mobile handsets, including multi-mode devices that combine different radio technologies, enabling subscribers to roam between networks and facilitating easy migration from 2G to 3G. Our 50 percent ownership interest in Sony Ericsson also allows us to monitor the requirements and preferences of the end-user market for mobile handsets, which we see as an important driver for our mobile systems business and supports our ability to provide end-to-end systems to our customers.

We believe that as data-enabled GPRS and 3G handsets begin to penetrate the marketplace, product design along with the availability of games, music and other applications will take on an increasingly important role in the end-user marketplace. Our partnership with Sony allows us to combine our knowledge of advanced mobile telecommunications technologies with Sony’s multi-media operations and its expertise in developing, designing and branding household consumer electronic devices, such as the Walkman and Playstation. We entered into licensing arrangements to provide platform technology to the joint venture. The Sony Ericsson joint venture markets a full range of advanced multi-media mobile handsets under the brand names “Sony”, “Ericsson” and “Sony Ericsson”. Substantially all current products are marketed under the “Sony Ericsson” brand.

Other Operations

This segment principally consists of technology licensing, business innovation and enterprise systems, which we consider part of our core operations and defense systems and network technologies, which we consider non-core activities. It is our current intention to divest certain non-core activities such as network technologies (cables).

Technology Licensing

Mobile Platforms

Our Mobile Platforms group offers GSM 2G/GPRS/2.5G and WCDMA/EDGE 3G technology platforms to manufacturers of mobile handsets and other wireless devices on the open market. These platform technologies are based on our global leadership in standardization and our comprehensive intellectual property portfolio. Ericsson technology platforms include complete component specifications, printed circuit board layouts and software. We also offer support and service in customizing these platforms. By licensing our platforms, manufacturers can launch new products with limited research and development investments and can produce differentiation such as applications, industrial design, distribution and branding. We currently provide mobile platform products to several mobile phone suppliers, including the Sony Ericsson joint venture, among others.

Ericsson Technology Licensing

Ericsson Technology Licensing provides Bluetooth solutions tailored for the mass-market to many of the world’s largest manufacturers. Based on technology initially developed by us in the early 1990’s, Bluetooth is a global low-power, low-cost technology standard that enables stationary and mobile devices to communicate wirelessly at short ranges. Our application-oriented solutions incorporate the creation, development, licensing and delivery of Bluetooth intellectual property. Our Technology Licensing group provides a complete portfolio of products and services including baseband, radio and software, all supported by development tools, qualification, training and consulting. We helped found the Bluetooth Special Interest Group (SIG) and were the first company to put Bluetooth consumer products into mass production.

Business Innovation

Our Business Innovation group develops ideas that could lead to future core businesses. Working with both internal and external project teams, our Business Innovations group seeks to develop ideas that are in line with our core business and that demonstrate strong potential for profitability.

Enterprise Systems

Our Enterprise Systems group provides mobile communications systems and services that enable businesses, government entities and educational institutions to have seamless access to applications and services across multiple locations. We focus on providing mobile solutions such as wireless local area networks (WLAN), and mobile Intranet solutions such as our Mobile Organizer and Virtual Office products. We also provide business applications such as our Contact Center product and unified messaging services. We sell our enterprise systems via indirect distribution channels to network operators, systems integrators, value-added resellers and distributors.

Microelectronics

In September 2002, we sold the major part of our microelectronics business to Infineon. We will continue to purchase components from Infineon, and we will continue to operate a component factory on behalf of Infineon for two years. In the first quarter of 2003, we sold also the optoelectronics part of these operations to Northlight Optronics AB.

Defense Systems

Our Defense Systems group supplies advanced airborne, ground-based and marine radar systems. Versions of Ericsson defense systems are operational in Sweden and more than 20 other countries.

Network Technologies (Cables)

Our Network Technologies group is a leading network specialist providing a full-range of solutions that integrate copper and optical cables and power networks. We organize our group into four business areas: Fiber Networks, Interconnect, Fusion Splicing, and Energy. Our primary markets include Scandinavia, China, the United States, Brazil, the United Kingdom and Thailand. A large portion of net sales from our Network Technologies group is attributable to intersegment sales.

SUPPLIERS

We purchase customized and standardized equipment and components from a core group of global providers of electronics manufacturing services including Flextronics, Solectron and Sanmina-SCI. We also purchase equipment or components from numerous local and regional suppliers. We are not dependent on any one supplier for the provision of standardized equipment or components. We generally place purchase orders for our standardized equipment requirements pursuant to global supply agreements, which we have negotiated with our primary suppliers. Payment terms are generally 45–60 days. The Sony Ericsson Mobile Communications joint venture has outsourced the majority of production of mobile handsets to Flextronics but also uses other contract manufacturers. A number of our suppliers design and manufacture highly specialized and customized components for our networks. Although we work closely with our suppliers to avoid shortages and ensure alternative sources of supply, we may not have immediate access to alternative sources of supply for highly specialized components, see Item 3D “Risk Factors”, “Risks Associated with our Business—If our outside suppliers fail to deliver satisfactory components and manufacturing services on time, our financial results could be negatively impacted.”

We work closely with our suppliers and consult with them regularly at the executive, management and operational levels with regard to our production requirements and design specifications. We believe that this strategy has allowed us to foster strong relationships with quality suppliers.

CUSTOMERS

We supply mobile systems to most major wireless network operators, for example, in Europe to Hutchison, KPN, Orange, T-Mobile, Telecom Italia Mobile, Telefónica, and Vodafone; in North America to AT&T Wireless and Cingular; and in Asia Pacific to China Mobile, China Unicom, NTT DoCoMo, SingTel and Telstra. We provide our multi-service network systems to large wireline operators around the world including BT (British Telecom), China Telecom, Telefónica and Telmex, among others. In 2002, approximately 50 percent of our net sales were attributable to our ten largest customers and approximately 65 percent to our 20 largest customers.

SALES, MARKETING AND SUPPORT

We use a direct sales force to market and sell our systems and services to customers in over 140 countries. We divide our sales and marketing operations into three primary market areas:

•	Europe, Middle East and Africa;

•	North, South and Central America; and

•	Asia Pacific.

These primary markets are further subdivided into a total of 35 market units, with each typically representing a single country or a group of countries depending on the extent of our business activities in that region. The majority of these market units operate locally through subsidiaries that are present in those countries. We use our local knowledge to help our customers move into new markets and our global scale to enable them to achieve greater efficiencies and access to recognized world-class resources wherever they operate. In addition to our market units, we also operate global customer units that provide focused sales and marketing activities targeted at our large multinational customers.

Our market and global customer units are responsible for every stage of the sales cycle, including identifying opportunities, tailoring our solutions to the needs of individual customer, and integrating our products into the customer’s network environment. The market and global customer units rely on the expertise of primary business units in tailoring and integrating our products for delivery to customers. As of December 31, 2002 these business units are:

•	Systems: Mobile Systems (WCDMA/EDGE/GSM/GPRS/TDMA and PDC), Multi-Service Networks and Data Backbone;

•	Mobile Systems: CDMA;

•	Global Services; and

•	Transmission and Transport Networks.

The market and global customer units are also responsible forafter-sales support and rely in particular on the Global Services business unit in fulfilling this function. Frequently, a market unit and customer unit will work together in providing products, solutions and services to our large customers.

Our market and global customer units focus on offering systems and services related to mobile systems and wireline multi-service networks. Businesses in our Other operations segment market their systems and services through internal sales and marketing functions. Often these internal sales and marketing teams work with our market and global customer units in approaching certain markets or large customers with whom we have a relationship.

RESEARCH AND DEVELOPMENT

We believe that our future success depends to a large parton our continuing ability to deliver systems and services based on advanced technologies. Accordingly, while we have already rationalized significantly among our research and development activities and our currently planned cost reduction measures involve further reductions in research and development spending, we remain committed to continue to make significant investments in research and development that is core to our future business, in particular in 3G technology. As of December 31, 2002, we had over 20,000 employees actively engaged in research and development. During 2002, our research and development expenses was SEK 29.3 billion, or 20 percent of net sales.

Our research activities are focused on technologies and standards that are three to 10 years away from implementation. We are currently conducting innovative research in areas such as all IP-based networks, multi-carrier power amplifiers and in systems beyond 3G technologies. We are also continuing to conduct research into advanced 3G technologies based on WCDMA.

Our product development teams usually work with technologies that are less than three years away from commercialization and focus on developing products rather than the underlying technologies themselves. Our product pipeline currently includes end-to-end solutions for all 3G technologies, such as WCDMA, CDMA2000 and EDGE. In addition, it includes products and enablers for Mobile Internet, broadband and fixed-line solutions.

INTELLECTUAL PROPERTY AND LICENSING

As of December 31, 2002, we held over 12,000 patents worldwide. In addition, we hold numerous trademarks all over the world. We believe that patent and trademark protection is an integral part of our business and complements the technological expertise, innovative talent and marketing capabilities of our employees. See Item 3D “Risk Factors”, “Risks Associated with our Business. Our business and results of operations will be harmed if we are found to have infringed intellectual property rights of third parties, or if we are unable to protect our intellectual property rights from challenges or unauthorized third party use.” By entering into cross-license agreements and acquiring licenses when appropriate, we seek to minimize our exposure to other patent holders.

Through many years of involvement in the development of new mobile technologies, we have built up a considerable portfolio of essential intellectual property rights relating to advanced mobile telecommunications technologies. We hold a substantial number of essential patents related to WCDMA, and numerous essential patents related to other 3G standards, including CDMA2000 and EDGE. We also hold important patents for many other areas including ATM, WAP, WLAN, mobile platforms and Bluetooth.

Our intellectual property rights are valuable business assets and we license these rights to some other infrastructure suppliers, but also to a number of handset manufacturers and wireless applications developers, in return of royalty payments.

JOINT VENTURES, COOPERATION ARRANGEMENTS AND VENTURE CAPITAL

In addition to our joint venture with Sony, which we describe in Item 4B “Business Overview”, we are engaged in joint ventures, cooperation arrangements and venture capital initiatives with a number of industry participants.

Ericsson Juniper Networks Mobile IP

In November of 2000, we formed a company with Juniper Networks, named Ericsson Juniper Networks Mobile IP, of which we own 60 percent. This venture combines our mobile IP expertise with Juniper’s experience in IP routing systems to facilitate the interaction between mobile voice networks and IP data networks. The joint venture provides Mobile Internet routing products to customers including Internet Service Provider’s and wireless network operators building GPRS and 3G networks.

Symbian

We also participate in the development of the EPOC wireless operating system through approximately 19 percent ownership interest in Symbian. Symbian was established as a private company in June 1998 and is jointly owned by Ericsson, Nokia, Matsushita (Panasonic), Motorola, Psion, Sony Ericsson and Siemens. Symbian is a software licensing company that supplies the Symbian Operating System for data-enabled mobile handsets. Our involvement in Symbian helps to promote and develop this advanced, open operating system, which we believe will be instrumental in facilitating the growth of the Mobile Internet.

Venture Capital

In order to support the development of Mobile Internet applications, systems and services, we continue to participate in a number venture capital investments. We make direct investments through our operating subsidiaries in companies that are strategic to our core businesses. We also make direct investments in smaller start-up companies through our Business Innovation group. In addition to direct investments, we have also formed joint ventures to facilitate and support our venture capital activities. For example, Ericsson Venture Partners was formed in 2000 together with Investor AB, AB Industrivärden and Merrill Lynch. The venture focuses on investments in the communications industry in Europe, the Americas and the Middle East with particular emphasis on the Mobile Internet market.

PARENT COMPANY OPERATIONS

The business of our parent company, Telefonaktiebolaget LM Ericsson, consists mainly of corporate management and holding company functions. Parent company operations also include internal banking and customer credit management activities performed by Ericsson Treasury Services AB and Ericsson Credit AB. As of December 31, 2002, our parent company had branch and representative offices in 16 countries and had approximately 1,300 employees.

LEGAL PROCEEDINGS

We are party to a variety of legal proceedings arising in the ordinary course of business involving allegations of breach of contract, improper delivery of goods or services, product liability, infringement of intellectual property rights and other matters.

We are subject to claims that mobile handsets and other telecommunications devices that generate electromagnetic fields expose users to health risks. At present, a substantial number of scientific studies conducted by various independent research bodies have indicated that electromagnetic fields, at levels within the limits prescribed by public health authority safety standards and recommendations, cause no adverse effect to human health.

Like other companies operating in the telecommunications industry, because our products comprise complex technology, we experience litigation regarding patent and other intellectual property rights. Third parties have asserted, and in the future may assert, claims against us alleging that we infringe their intellectual property rights. If we do not succeed in any such litigation, we could be required to expend significant resources to pay damages, develop non-infringing products/technology or to obtain licenses to the products/technology which is the subject of such litigation. However, we cannot be certain that any such licenses, if available at all, will be available to us on commercially reasonable terms. Also, defending these claims may be expensive and divert the efforts of our management and technical personnel. In particular, we are currently party to a lawsuit (Harris Corp.) where the plaintiff alleges that we have infringed one of their U.S. patents through our sales of certain GSM and TDMA products in the United States. The jury found on October 30, 2002 that we had willfully infringed the one patent-in-suit and that the patent is valid. We believe that the jury’s decision is wrong. The Court has not yet ruled. Should the Court render a final judgment against us, we will appeal. While we are confident that we ultimately will prevail in this lawsuit, there can be no assurances thereof. If we do not prevail, we may have to expend significant resources to pay damages.

In March 17, 2003, we announced a settlement with InterDigitalCommunicatuions Corporation (Interdigital), along with its subsidiary, InterDigital Technology Corporation (ITC), relating to patent infringement claims. Under the settlement agreement, ITC has granted a non-exclusive, world wide, royalty-bearing license covering all of ITC’s patents for GSM, TDMA (D-AMPS), GPRS, EDGE and PDC, in exchange for which Ericsson and Sony Ericsson have agreed to pay ITC a fixed amount of approximately USD 34 million for sales through December 2002, in addition to an annual fee of USD 6 million for sales of infrastructure equipment during the period of 2003–2006 and royalty payments on each licensed mobile phone product sold during the same period.

Like several hundreds of other companies, asbestos claims are brought against Ericsson in the U.S. The claims are related to the Anaconda Wire & Cable business within Ericsson’s joint venture with Atlantic Richfield formed in 1980. This business was later merged fully into Ericsson and in 1988 sold to Alcatel. Anaconda manufactured cables for the US Navy during 1946–51 that contained small amounts of asbestos, well below the applicable safety limits. The liability for the navy cables has remained with Ericsson and we have been targeted with lawsuits since 1983. Since then, Ericsson has successfully defended all asbestos lawsuits. We have insurance coverage for those lawsuits, however no payments from this coverage have been made to claimants.

COMPETITORS

In our Mobile Systems and Multi-Service Networks segments, we compete with large and established communications equipment manufacturers. Although competition varies depending on the products and services, our most significant competitors in wireless communication include Alcatel, Lucent, Motorola, Nokia, Nortel and Siemens. With respect to wireline communication equipment, the competition is less concentrated and includes, among others, Alcatel, Cisco, Lucent, Nortel and Siemens. We also compete with numerous local and regional manufacturers and providers of communication equipment and services. We expect the communication equipment market to continue to undergo consolidation, which should strengthen the surviving companies but decrease the number of competitors. In our view, financial strength will be a significant factor in this process. We believe the most important competitive factors in this industry include existing customer relationships, the ability to cost-effectively upgrade or migrate the installed base, technological innovation, product design, compatibility of products with industry standards, and the ability to attract and retain the key personnel necessary to develop successful products.

In our Other operations segment, our competitors vary widely depending on the product or service being offered. We face significant competition with regard to substantially all of these products and services.

ITEM 4C:    ORGANIZATIONAL STRUCTURE

For a listing of our significant subsidiaries, please see Note 9 to our consolidated financial statements.

ITEM 4D:    PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2002, no land, buildings, machinery and equipment were pledged as collateral for outstanding indebtedness. During 2000 and 2001, we also disposed of the majority of the real properties we owned.

We believe that our principal properties are suitable for our present needs, but, due to restructuring and reduced headcount, we currently have certain amounts of excess space, which we are working to reduce.

We have set forth below information regarding our manufacturing facilities.

		Owned/	Size
Property	Products	Leased	sq. meters
Sweden, Nynäshamn	Mobile Systems	Leased	14,000
Sweden, Kista	Mobile Systems	Leased	5,300
Sweden, Kalmar	Power Modules	Leased	14,000
Sweden, Kumla	Mobile Systems	Leased	40,000
Sweden, Gävle	Mobile Systems Assembly	Leased	96,000
Sweden, Skellefteå	Network Material	Leased	1,500
Sweden, Mölndal	Sensor and Network production	Leased	16,000
Sweden, Borås	MINI-LINK	Leased	33,200
Sweden, Katrineholm	Mobile Systems, Switching systems	Leased	17,000
Sweden, Hudiksvall	Cables	Leased	50,000
Sweden, Falun	Cables	Leased	40,000
US, Lynchburg	Mobile Systems	Owned	8,400
US, San Diego	Mobile Systems	Leased	2,000
US, Hauppange	Power Amplifiers	Owned	4,000
Spain, Bilbao	Data Modules	Owned	6,600
Brazil, Sao Jose dos Campos	Mobile Systems Assembly	Owned	22,100
China, Shanghai	Power Modules	Leased	2,000
China, Nanjing	Mobile Systems, Switching systems	Owned	7,200
China, Chongqing	MINI-LINK	Leased	500

Item 5:    Operating and Financial Review and Prospects

The following review of our operating results, financial position and prospects should be read in conjunction with our audited consolidated financial statements, and the notes thereto, as of and for each of the three years ended December 31, 2000, 2001 and 2002, included elsewhere in this Annual Report. Our consolidated financial statements have been prepared in accordance with Swedish GAAP. For a reconciliation of net income (loss) and stockholders’ equity to U.S. GAAP, and a discussion of the significant differences between U.S. GAAP and Swedish GAAP affecting our financial statements, see Note 29 to the Financial Statements.

BOARD OF DIRECTORS’ REPORT

Below follows Board of Directors’ Report prepared according to statutory requirements per Swedish GAAP.

STRATEGY AND GOALS

Ericsson’s core business is to be a preferred vendor of carrier-class telecommunication systems and services to leading operators of mobile and fixed networks. We believe that we are the leading supplier of mobile communication systems, including 2G, 2.5G and 3G systems, and we have a strong position in solutions for fixed networks regarding next generation of IP-based communication of voice and data.

During the last two years, the telecommunications industry has seen a dramatic downturn from the phenomenal growth during the years 1997 to 2000. As this is an industry with relatively few but large vendors and customers, it takes time for the industry to adjust to such a large decline in the market as the one we have been exposed to recently. Consequently, the last years have been characterized by negative results reported by most vendors and massive restructuring efforts and layoffs.

This said, however, we want to emphasize that we have a positive long-term view of the market. We strongly believe this is a growth industry. The need for telecommunications is still large and growing. The penetration of mobile telephony worldwide is only 18 percent. Many countries have penetration levels as high as 70–80 percent, but many developing countries are still below 5 percent. There are now more than 1.1 billion mobile subscribers in the world, with around 190 million new subscribers added in 2002, i.e. more than 500,000 subscribers per day. We believe that the number of mobile subscribers remains on track to exceed 1.5 billion within three years, with 165–180 million net additions anticipated in 2003.

The penetration of fixed line telephony is approximately 17 percent. The subscriber base is, however, almost the same as for mobile, and the combined penetration is still below 20 percent. Accordingly, there is a large growth potential in increasing the number of subscribers. In addition, we expect the usage per subscriber to increase due to lower tariffs, new applications and services. On top of this, next generation networks will add data traffic and we will see more machine-to-machine communications in mobile and fixed networks.

Our customer base includes most of the largest mobile network operators, many of which operating on a regional or global scale. Our strategy is to develop products and systems to offer the best solutions to these sophisticated customers, to expand our business through increased focus on value added services, and to be present where the customer’s business is.

Mobile operators are becoming fewer and larger through mergers and acquisitions and organic growth. The 20 largest operators together now serve 75 percent of all subscribers worldwide. Ericsson is a supplier to 18 of the 20.

Our goal is to maintain and improve our market leadership in combination with a recovery of our financial performance. For 2003, we believe we will be able to maintain our market share in mobile systems, and in the current uncertain environment we focus on reducing costs and adjusting to the market conditions. We recognize that it is necessary to provide a competitive return on our shareholders’ investments, and our intention is to return to profit some time this year.

MARKET ENVIRONMENT

In line with industry consensus, we believe the mobile systems market declined by approximately 20 percent during 2002 to an estimated USD 42 billion. This was due in part to over-investments in 2001 with excess capacity as a result. In 2002, many operators also had to postpone needed expenditures to conserve cash and improve their financial position, due to the negative sentiment in the financial markets regarding the telecom industry. Consequently, the service quality of many networks decreased beyond our expectations during the year. In our opinion there is a need for increased capacity in many markets. The implementation of third generation (3G) networks also developed somewhat slower than we anticipated due to financial problems of certain operators, unavailability of handsets as well as issues in several markets regarding building permits for sites and towers.

The market for fixed infrastructure, which includes traditional circuit-switching, broadband access, optical transmission and multi-service networks, declined by more than 30 percent during 2002.

Complementing the infrastructure market, there is a large and growing opportunity for providing services to network operators. Excluding network rollout services, which are embedded within the systems infrastructure market, the available market in 2003 for professional services is estimated to be approximately USD 30 billion, with a compounded annual growth rate of more than 10 percent. Professional services include systems integration, network operations outsourcing as well as a range of other advisory and operational support services.

In the current downturn for infrastructure, competition among vendors increased. Price pressure intensified on both 2G equipment and for new 3G contracts. As we are accustomed to a certain degree of price erosion every year, we believe that we have been able to cope with this increased competition reasonably well.

Our sales declined by 31 percent for comparable units. We believe we kept our market share in mobile systems despite this, however, as the decline is, to a large extent, attributable to low sales of TDMA and PDC systems. The overall market for these technologies declined sharply and we have previously had a relatively large share of our sales in these areas. Our sales in GSM/WCDMA declined by only 14 percent, indicating a sustained strong market position. We have also mitigated our decline through increased focus on services sales. Our sales of value added services such as network integration, network management and consulting increased year over year by 11 percent and now constitute 15 percent (9 percent) of total Systems sales.

Sales by Market Area 2001–2002

Market Area (SEK billion)	2002	2001	Change
Europe, Middle East and Africa	74	97	–24%
North America	23	25	–8%
Latin America	13	32	–59%
Asia Pacific	36	56	–36%

Total	146	210	–31%

The decline in sales during 2002 was largest in Latin America due to local macro-economic conditions. The planned shift in the region from TDMA technology to GSM was stalled. In North America this shift generated good demand and the overall decline was moderate. In Europe the subscriber growth was moderate, as the penetration is already high and third generation investments have not yet picked up momentum. It is in Europe the effects of financial constraints on operators’ capital expenditures were most visible, due to the effects of the previous investments in licenses and acquisitions of other operators. In Asia Pacific, the decline was largely attributable to China, where the investments in 2001 created excess capacity which has been reduced during 2002, and Japan, where a sharp decline in investments in PDC technology was not offset by corresponding WCDMA volumes.

Financial Markets

The telecom industry is currently in a correction phase after the abnormal growth in 1997—2000 and over-investments in certain markets in 2001. This has affected the financial market’s view of the industry and access to capital has been severely restricted for many operators and vendors. The rating agencies have also continued to lower their ratings. Both Moody’s and Standard & Poor’s downgraded Ericsson and other telecom industry players on several occasions.

In this financial market environment, we successfully managed to secure additional funding through a stock issue that raised SEK 29 billion net in increased cash.

Partnerships and Joint Ventures

Handsets and terminals are an important element of our end-to-end strategy—i.e. to be able to offer our customers solutions that work with carrier-class performance and reliability. Our joint venture with Sony, Sony Ericsson Mobile Communications, is therefore an important partnership. Compared with the large losses in our handset operations in previous years, our strategy to right-size and then find a partner has developed well. Sony and we have demonstrated our continued full commitment to this exciting business by announcing that we will increase our investment by EUR 150 million each in the beginning of 2003, to provide Sony Ericsson increased working capital for expected growth.

We also cooperate with Juniper Networks for data backbone solutions, and we continue to work with external application developers in Ericsson Mobility World to stimulate the creation of applications for 3G.

Products, R&D and IPR

We have reviewed our products and services thoroughly and consolidated them into a clear and integrated portfolio. We now focus our efforts on the most valuable products for our customers: GSM, ENGINE, AXE and 3G. We have outsourced non-core products and services to partners and discontinued or sold others. This and the ongoing concentration of R&D sites are key elements for our return to profit. We have not let our cost cutting harm our core products, and we continue to enhance our patent portfolio, which we believe is one of the strongest in the industry. In addition to licensing of mobile platform technology, we have also entered into license agreements for systems technology with Samsung and Huawei during the year.

The major part of our R&D efforts have been focused on strengthening our market-leading position in mobile systems. The results are strong enhancements in our product portfolio for both 2G and 3G, with increased width regarding both standards and frequency bands, new functionality, improved performance and increased cost efficiency for our customers and us.

Some highlights:

•	a new generation radio base stations and mobile switches for GSM, with strong performance improvement and lower running costs for operators

•	new and improved GSM-systems for GPRS

•	radio base stations with EDGE functionality for the US market

•	3G WCDMA solutions have been verified and tested for inter-operability

•	a new product generation for CDMA2000 1X with market leading performance, based on the same technology and system platforms as GSM/WCDMA

•	a new high-capacity MINI-LINK version of short-haul radio links

•	we have made a strong improvement in our market position for service platforms and mobile services for messaging, wireless Internet and mobile media. We are now the clear market leader in MMS and pre-paid

•	we also leverage our R&D spending by basing our wireline products to a large extent on the same technology and platforms as for wireless networks, thereby increasing cost efficiency and competitiveness for AXE switches and ENGINE solutions

•	Ethernet DSL (digital subscriber line) Access is Ericsson’s new generation broadband access solution with unique scalability for cost-effective use also in places with fewer users.

FINANCIAL RESULTS

Income before taxes was SEK –23.3 billion, a SEK 7.0 billion lower loss compared to SEK –30.3 billion in 2001. Excluding approximately SEK 9 billion of items affecting comparability each year, adjusted income before tax was SEK –14.5 and –21.1 billion respectively. The net improvement of SEK 6.6 billion is a result of a sharp reduction in the previous losses in Phones, partially offset by a loss for Systems:

(SEK billion)	2002	2001	Change
Systems	–4.9	3.2	–8.1
Phones	–1.3	–14.6	13.3
Other operations and Unallocated	–6.3	–6.8	0.5
Financial net	–1.5	–1.8	0.3
Minority interests	–0.5	–1.1	0.6

Total	–14.5	–21.1	6.6

Items affecting comparability were SEK –8.8 (–9.2) billion, consisting of certain capital gains, restructuring costs and the net effect in 2002 of SEK 3.2 billion of capitalization of development costs. We adjust this amount for comparability purposes since 2002 is the first year of capitalization and development costs are reduced with SEK 3.2 billion net, as there is not yet a representative accumulated capitalized base to amortize.

The net effect of changes in foreign currency exchange rates compared to the rates one year earlier was positive by SEK 1.7 billion. The effects were positive in the first three quarters but changed to a negative of SEK –0.1 billion in the fourth quarter due to the decline in the value of USD. The negative effect was delayed due to hedging.

Segment Results

Systems

Orders booked, net, for Systems declined by 37 percent from 2001 to SEK 115 billion. Adjusted for order cancellations, however, order intake decline was 30 percent. Orders, net, declined less for GSM/WCDMA  –25 percent. Bookings for the mature mobile technologies TDMA and PDC were down around 80 percent, and orders for multi-service networks decreased more than 50 percent. Services orders were 30 percent (23 percent) of total orders.

We won some important contracts regarding multi-media services (MMS) with Vodafone, Telecom Italia Mobile, Amena, Wind, China Mobile, Orange, Telenor, Telcel and others, and we participated in the world’s first full-scale MMS launch in Hungary. We are happy to see that these new types of services are picking up momentum. We were also booking orders for WLAN solutions to complement GPRS and WCDMA technology in “hot spots”, such as airports and shopping malls.

We won a break-in contract for CDMA in China, which was strategically important fur us. We need to increase the volume of this business to make it profitable. On the fixed network side we continued to get ENGINE business in Australia, China, Colombia, Egypt, Norway, Sweden and the UK, and we will deliver IP backbone products from our joint venture with Juniper to China, Germany and other markets. We secured contracts for outsourced network management in Belgium, Brazil and Australia.

Net sales for Systems were SEK 132 (189) billion, a decline of 30 percent year over year. GSM/WCDMA sales declined only 14 percent, indicating a continued very solid market position, whereas TDMA, PDC and fixed network equipment sales declined around 60 percent.

The reduced revenues could not be sufficiently compensated by lower costs during the year. Adjusted operating income, excluding restructuring costs, the net effect of capitalization of development expenses and non-operational capital gains, was SEK –4.9 (3.2) billion.

Through restructuring efforts and reduced excess capacity, operating income improved gradually over the year. Adjusted also for additional risk provisions for customer financing, adjusted operating income was positive SEK 0.2 billion and 0.4 billion respectively in the third and fourth quarters.

Phones

The adjusted operating loss in Phones in year 2001, of SEK 14.6 billion was sharply reduced to SEK 1.3 billion. This is a result of the dramatic restructuring and downsizing in 2001 and the partnering with Sony. The joint venture Sony Ericsson Mobile Communications started with a product portfolio inherited from the joint venture partners and had a successful first quarter and reached break-even. A number of strong new products were created during 2002. Certain delays in launches of new products, however, led to lower volumes than anticipated and resulted in a full year loss before taxes.

Items adjusting income consist of a net positive amount of SEK 0.2 billion related to restructuring of our previous handset business. Lagging costs of SEK 1.6 billion for inventory write-downs, scrapping and warranty costs were offset by an insurance compensation of SEK 1.8 billion related to damages as a consequence of a fire in a supplier’s factory.

Sony Ericsson sold 22.9 million units during the year, which is approximately 6 percent of the estimated 395 million units sold-through worldwide. This should be compared to 390 million units sold-through in 2001. We believe that the total units sold-through during 2003 will be more than 430 million units.

Other Operations

Total sales in Other operations declined by 26 percent from last year. This is a net of sharp reductions for the Microelectronics, Network Technology and Enterprise operations, resulting in operating losses. Sales in our Defense business were almost flat and the operations developed well. Revenue in the mobile platform licensing business increased strongly, with contracts with Sony Ericsson and also third party handset manufacturers, such as Benefon, GVC, LG Electronics, Microcell and TCL Mobile communications. This business is still in investment mode and volumes are not yet sufficient to break even.

Other operations also include a couple of support units for internal IT-services and facility management. During the year, some excess space due to employee reductions resulted in unabsorbed costs in the facility management unit.

Total adjusted operating income was SEK –4.7 (–5.1) billion. During the year, we sold parts of the Microelectronics unit to Infineon. We will continue to purchase products from Infineon, and we will also operate a factory in Stockholm for Infineon during 2003 and 2004.

Financial Income and Expenses, Taxes and Earnings per Share

Financial net improved from SEK –1.8 billion to SEK –1.5 billion. The main driver was income from the proceeds of the stock issue in September 2002. Financial expenses increased somewhat during the year as a result of increased interest rates in our EMTN-program, triggered by several rating downgrades by Moody’s and Standard and Poor’s.

Minority interests were reduced due to lower income in units with minority holdings.

Income taxes for the year are net positive due to deferred tax assets recognized based on reported losses. However, with insufficient taxable income reported in Sweden, certain foreign withholding taxes were not possible to deduct from income taxes in Sweden. In addition, rulings in tax court cases resulted in denied tax deductions for the capital discount on convertible debentures and other costs.

Earnings per share were SEK –1.51 (–1.94).

Balance Sheet, Financing and Cash Flow

Total assets were reduced by SEK 50 billion or almost 20 percent. The decrease was largely related to working capital, with inventory down SEK 11 billion and accounts receivable SEK 21 billion.

A new type of asset from 2002, due to implementation of new Swedish GAAP (RR15), is capitalized development expenses of SEK 3.2 billion.

Customer financing credits on-balance declined slightly, despite the addition of a previous off-balance sheet credits, including SEK 4.1 billion to Mobilcom. As a consequence, off-balance sheet customer financing was reduced from SEK 13 billion to less than SEK 2 billion during 2002.

Due to further losses in 2002, deferred tax assets increased from SEK 21 billion at the beginning of the year to SEK 26 billion. Approximately half of this amount is related to temporary differences, i.e. cost is not yet claimed as a deduction in a tax return, and consequently no expiry time is currently consumed. The remainder represents declared tax losses, of which the absolute majority is related to Sweden, with an unlimited period of utilization, or other countries with up to 20 years of utilization.

Cash and short-term cash investments decreased marginally from SEK 69 billion to SEK 66 billion, due to the net effect of repayment of debt and the cash infusion of SEK 29 billion from the stock issue.

Stockholders’ equity increased by net SEK 5 billion, as the loss of SEK 19 billion and negative effects of changes in foreign currency exchange rates of SEK 5 billion were offset by the SEK 29 billion addition from the stock issue. The equity ratio increased from 28 percent to 37 percent.

Interest-bearing liabilities were repaid over the year by SEK 29 billion, and net debt of SEK 21 billion at the end of 2001 was turned into a net cash position of SEK 6 billion at the end of the year.

Cash flow before financing activities in 2002 was SEK –7.1 (6.7) billion. A negative cash flow from income of SEK –20.8 billion was partly compensated by reduced working capital of SEK 10.8 billion. There were substantial reductions in inventory and accounts receivable, and we reached the goals of an inventory turnover of 5 times and days sales outstanding around 90. Capitalization of development expenses of SEK –3.4 billion is reported under investing activities. Other investing activities generated SEK 6.4 billion, including releases of cash collaterals for off-balance sheet customer financing of SEK 3.3 billion, proceeds from sales of parts of Microelectronics of SEK 2.3 billion and net sales of R&D units of SEK 0.5 billion. Cash flow improved gradually during the year and was positive in the fourth quarter by SEK 1.6 billion. Adjusting for one-offs, such as dissolved customer finance off-balance sheet portfolio including Mobilcom credits of SEK 4.1 billion and R&D unit sales proceeds of SEK 0.5 billion, cash flow before financing activities in the fourth quarter was SEK 5.2 billion.

ORGANIZATION AND EMPLOYEES

Organization and Management

In the beginning of the year, the operations for Mobile Systems and Multi-service Networks were merged to achieve synergies related to the increased demand for integrated wireless and wireline solutions with common service platforms and transport networks.

Restructuring program

In addition to the efficiency program launched in 2001, we implemented further restructuring measures in 2002. The actions in 2001 reduced the run-rate in operating expenses by SEK 20 billion from SEK 88 billion to SEK 68 billion. The new measures are expected to reduce annual operating expenses by another SEK 30 billion and bring the run-rate to SEK 38 billion in the end of 2003. Reductions in cost of sales are also planned in order to offset effects of price pressure and to improve the gross margin by 2–4 percentage points net.

During the year, numerous measures were taken to reduce costs and headcount.

•	Market units have been further reduced to lower selling expenses and achieve better resource utilization of implementation workforce. This has reduced excess capacity costs and overhead costs

•	Workforce reductions were made in our own factories, and transfer of production to countries with lower costs was carried out or initiated for both outsourced and own production

•	A substantial reduction in the number of local design centers was carried out from over 80 sites to around 40 with a target of 25

•	Costs for internal IS/IT operations were trimmed

•	In Sweden, some 20 legal entities were merged into one large operating company, Ericsson AB. We expect this will reduce operating expenses.

As a result, the annual run-rate in operating expenses was reduced from SEK 68 billion in the beginning of the year to SEK 51 billion in the fourth quarter. The program is well on track to reach the target level of SEK 38 billion.

Employees

The planned restructuring efforts are intended to bring headcount below 60,000 employees at the end of 2003. The initiated restructuring activities, including divestments, have reduced the number of employees by 24 percent during the year from 85,200 to 64,600 at year-end.

Employee compensation

Share-based compensation

Share-based compensation is based on Swedish practice regarding grant sizes and values. These are modest in comparison with international standards. All executives and other key contributors are eligible, and vesting is on a time basis only. Most previous grants were made at strike prices well above the current market price, with the options now in so called under water status. Early in 2002, a stock purchase plan was also launched under which employees are entitled to purchase Ericsson stock for a limited amount of their base salary. If the employee continues the employment with Ericsson for three years and keeps the shares, then the Company will match the purchased shares one-for-one. All 35 million shares available under the program were reserved for future matching or utilized under the terms of the program during the year.

For the stock purchase plan, a compensation cost is recognized, based on the market price on the employee’s investment date, and allocated over the vesting period. Total salary cost for the stock purchase plan is approximately SEK 100 million per year over the three-year vesting period. In certain countries, social security charges are to be paid when shares are matched based on the employee benefit. Such social security charges are accrued during the respective vesting periods.

In November 2002, 53 million additional options, with a strike price of SEK 7.80 were granted to employees as part of the Stock Option Plan 2001–2002. The program consists of 7-year stock options, which vest gradually during three years with one third of granted options for each year of service. All of the available 101 million options in the plan have now been granted during 2001 and 2002.

No salary costs are recognized for our current stock option plans, as the strike prices have been equal to market prices at grant dates. This is in accordance with generally accepted accounting principles in Sweden. In certain countries, social security charges are to be paid if and when options are used, based on the employee benefit.

We have estimated the effects on salary costs if employee stock options had been accounted for at fair value at grant date. (Please see Note 29 to the financial statements).

Performance-based compensation

A substantial part of executive remuneration is performance-based. A part of an executive’s salary is variable and depending on achievement of certain targets. The level of base pay plus variable pay is set to make it possible to reach a salary level equal to the upper quartile level in the general industry. The variable portion of salary varies from 0 to 50 percent. For 2002, no payout was made to any executive or the approximately 200 top managers, since corporate performance targets were not met. However, for a number of non-executive managers eligible to variable pay programs, a smaller portion, up to 20 percent of the variable pay amount, may have been paid out depending on achievement of local individual targets.

Environmental issues

Ericsson’s ranking among companies in the communications technology industry in Dow Jones’ sustainability index was number two in 2002.

Ericsson is continuously striving to reduce environmental impact from products and processes. Ericsson has production operations in ten countries for manufacturing of cables and components and assembly of electronic products. Ericsson has twelve production facilities in Sweden. For six of those, permissions for emissions/noise are required and for five, hazardous activities shall be reported. No significant environmental liabilities are known.

BOARD OF DIRECTORS AND BOARD PROCEDURES

At the Annual General Meeting on March 27, 2002, four Directors resigned and three new Directors were elected. The Board of Directors consists of eight Directors elected by the shareholders at the Annual General Meeting as well as three employee representatives, each with a deputy, appointed by their respective employee organizations. Tom Hedelius, Deputy Chairman since 1991, has announced that he will not be available for re-election at the Annual General Meeting 2003.

The work of the Board is subject to a work procedure, adopted and revised by the Board at least once a year. The work procedure stipulates the distribution of work among the Board and its three committees and between the Board and the President. The Board among its members appoints the members of the three committees: Audit, Finance and Remuneration. The Board has authorized each committee to decide on certain issues, and the Board may also provide extended authorization to a committee to decide on specific matters.

Thirteen Board meetings were held during 2002. Among the matters resolved were the stock issue, certain divestments, such as the sales of parts of Microelectronics to Infineon, effects of new US and Swedish regulations on corporate governance and financial reporting, the restructuring program and customer financing matters, such as sales and cancellations of off-balance sheet credit portfolios. The company auditors have presented to the Board their observations from the audit.

The Audit Committee reviewed the scope and execution of audits performed, the financial reporting, the internal audit functions, matters and observations arising from audits performed and audit fees.

The Finance Committee resolved matters regarding investments and divestments, capital contributions to companies inside and outside the Ericsson Group, raising of loans, issuance of guarantees and similar undertakings, and granting of credits to customers or suppliers and monitored the Group’s financial risk exposure.

The Remuneration Committee reviewed and prepared, for resolution by the Board, strategies and general guidelines for compensation to employees, including incentive plans and retirement compensation, as well as specific proposals for salary, other remuneration and retirement compensation to the President, Executive Vice Presidents, and other officers reporting directly to the President or the Chief Operating Officer.

At the Annual General Meeting of Shareholders in 2001, the shareholders voted for the establishment of a Nomination Committee, consisting of representatives of the owners and the Chairman of the Board. The Annual General Meeting of Shareholders appoints the members of the Nomination Committee. The Nomination Committee nominated individuals to be elected Directors of the Board and also prepared and presented for resolution by the Annual General Meeting a proposal for Board of Directors’ fee.

On June 6, 2002, an Extraordinary General Meeting of Shareholders authorized the Board to carry out a new stock issue.

STOCK ISSUE AND SHARES

A stock issue was successfully carried out during the year and finalized early September. The issue was oversubscribed and generated SEK 29 billion in net proceeds.

The number of class B shares increased to 15,164 million.

Number of shares outstanding

	As of December 31,
(million)	2001	2002
Class A	656	656
Class B	7,253	15,164

Total	7,909	15,820

Due to the decline of the stock price, the ratio on the NASDAQ exchange of American Depositary Shares (ADS) to shares was changed in October 2002 from 1:1 to 1:10 to avoid having an ADS priced below one USD.

POST-CLOSING EVENTS

In January, 2003, Ericsson sold its optoelectronics operations to Northlight Optronics AB.

On January 29, Ericsson and Sony announced that the two companies had decided to make an additional capital injection to their 50/50-owned joint venture Sony Ericsson Mobile Communications of EUR 150 million each in the first quarter.

PARENT COMPANY TELEFONAKTIEBOLAGET LM ERICSSON

The Parent Company business consists mainly of corporate management and holding company functions. It also includes activities performed on a commission basis by Ericsson Treasury Services AB and Ericsson Credit AB regarding internal banking and customer credit management. The Parent Company has branch- and representative offices in 16 (15) countries.

Net sales for the year amounted to SEK 2.0 (1.4) billion and income after financial items was SEK 2.3 (–6.4) billion. Write-downs of investments in subsidiaries have affected income by SEK –3.8 (–19.0) billion.

Major changes in the company’s financial position for the year were:

•	Decreased commercial and financial receivables from subsidiaries of SEK 35.5 billion

•	Increased short-term and long-term customer financing of SEK 6.2 billion

•	Increased investments in subsidiaries of SEK 6.1 billion

•	Short- and long-term internal borrowings decreased by SEK 37.2 billion. Notes, bond loans and convertible debentures, including short-term portion, decreased by SEK 5.4 billion. Stockholders’ equity has increased by SEK 30.1 billion and cash and short-term cash investments have increased by SEK 10.3 billion, mostly due to the stock issue in September 2002. At year-end, cash and short-term cash investments amounted to SEK 59.3 (49.0) billion.

In accordance with the conditions of the Stock Purchase Plan for Ericsson employees, 1,893,195 shares from treasury stock were distributed during the fourth quarter to employees who left Ericsson. An additional 291,635 shares were sold during the fourth quarter, in order to cover social security payments related to the Stock Purchase Plan. The holding of treasury stock at December 31, 2002, was 154,360,278 Class B shares.

PROPOSED DISPOSITION OF EARNINGS

Non-restricted equity available for distribution by the shareholders at the Annual General Meeting is SEK 14,401,459,586.

The Board of Directors proposes that no dividend is paid and the whole amount is retained within the business.

ITEM 5A:    RESULTS OF OPERATIONS

Our Segments

We report orders, net sales and operating income for two of our three primary areas of business: Systems and Other operations. As a result of the establishment of the Sony Ericsson joint venture, beginning on October 1, 2001, however, we no longer report orders and net sales for the Phones segment, as the results are accounted for according to the equity method. Within the Systems segment, orders booked and net sales for Mobile Systems and Multi-Service Networks are reported separately, although there is a high degree of integration for research and development, customer service and sales organization, implementation and support services. For additional information regarding our segments, see Item 5 “Board of Directors’ Report”.

The following table sets forth net sales for each of our business segments:

	As per December 31,
(SEK billion)	2000	2001	2002
Systems	194.7	187.8	132.0
of which Mobile Systems	158.1	154.3	120.3
of which Multi-Service Networks	36.7	33.4	11.7
Phones 1)	56.3	23.6	—
Other operations	35.9	30.8	23.5
Less: inter-segment sales	–13.4	–10.3	–9.7

Total	273.6	231.8	145.8

1)	Effective October 1, 2001, substantially all our handset operations were transferred to Sony Ericsson Mobile Communications and, as of such date, are accounted for pursuant to the equity method. The handset operations retained are included in Other operations 2001. In 2002, the remaining part of the handset operations were transferred to SEMC.

The following table sets forth adjusted operating income/(loss) for each of our business segments: 1)

	As per December 31,
(SEK billion)	2000	2001	2002
Systems	32.6	2.9	–4.9
Phones	–15.6	–17.0	–1.3
Other operations	1.2	–2.3	–4.7
Unallocated	–1.8	–1.7	–1.5

Total	16.4	–18.2	–12.5

1)	Operating income/(loss) adjusted to exclude the effects of certain gains and losses which affect comparability of periods: in 2000, excluding net capital gains of SEK 21.3 billion, a pension refund benefit of SEK 1.1 billion and restructuring charges of SEK 8 billion; in 2001, excluding net capital gains of SEK 5.8 billion and restructuring provisions of SEK 15 billion; in 2002, excluding capitalization of development expenses, net of SEK 3.2 billion and restructuring provisions of SEK 12 billion.

The following table sets forth the distribution of our net sales by geographical segment and the change in net sales from the prior period:

			As per December 31,
(SEK billion and percent)	2000	2001	(%) 1)	2002	(%) 1)
Europe, Middle East & Africa	137.9	107.0	–22%	74.1	–31%
Asia Pacific	56.3	59.0	5%	35.9	–39%
Latin America	44.1	34.5	–22%	12.7	–63%
North America	35.2	31.4	–11%	23.1	–26%

Total	273.6	231.8	–15%	145.8	–37%

1)	Indicates percentage change from year ended December 31, 2000 to 2001, and December 31, 2001 to 2002, respectively.

All geographic markets areas were affected by the de-consolidation of handset sales from fourth quarter 2001 and onwards. Excluding Phones’ sales transferred to the Sony Ericsson joint venture for the full year, the reduction in sales for 2002 was 31 percent compared to 2001.

During 2002, we recorded SEK 74.1 billion of net sales, or 51 percent of total, from Europe, Middle East and Africa, our largest geographic market area, a decrease of 31 percent from SEK 107.0 billion in 2001. The decrease is primarily in our Systems segment as a result of continuing lowered capital expenditure by operators in this region due to slowing growth of subscribers and credit market constraints.

Our second largest geographic market area is Asia Pacific, with net sales of SEK 35.9 billion, or 25 percent of total sales, during 2002. Net sales to Asia Pacific decreased by 39 percent from SEK 59.0 billion in 2001. The aggressive network build-out in China during 2001 became more moderate in 2002.

Net sales to Latin America decreased by 63 percent from SEK 34.5 billion in 2001 to SEK 12.7 billion in SEK. This decrease was due to poor financial conditions in Latin America, which has restricted the ability of operators in the region to fund capital expenditure.

Net sales to North America decreased by 26 percent from SEK 31.4 billion in 2001 to SEK 23.1 billion in 2002. This decrease in North America can be attributed largely to the deconsolidation of Phones.

Years ended December 31, 2001 and 2002

Net Sales

Consolidated

Consolidated net sales decreased by SEK 86 billion, or 37 percent, to SEK 145.8 billion in 2002 from SEK 231.8 billion in 2001. Excluding parts of Phones transferred to the Sony Ericsson joint venture, sales for comparable units were SEK 210.8 billion in 2001. The greatest contributors to this decrease were lower sales volumes in all segments, and price reductions due to competitive pressures.

Systems

Net sales decreased by 30 percent to SEK 132.0 billion in 2002 from SEK 187.8 billion in 2001. All regions except North America had significant reductions of sales: Latin America 61 percent due to the macro-economic conditions in the region and the planned shift from TDMA to GSM being stalled; Europe, Middle East and Africa (EMEA) 25 percent due mainly to financial restrictions on operators’ capital expenditures and that third generation investments did not yet pick up momentum; and in Asia Pacific 34 percent, mainly attributable to China’s investments in 2001, which created excess capacity, and a decline in PDC technology in Japan that was not offset by corresponding WCDMA volumes. In North America the reduction was 1 percent, as the shift from TDMA to GSM generated good demand.

Phones

Since the transfer of the Phones segment to Sony Ericsson Mobile Communications, on October 1, 2001, net sales is not reported for this segment.

Other Operations

Net sales decreased 26 percent to SEK 23.5 billion in 2002 from SEK 30.8 billion in 2001. The decrease was primarily attributable to lower net sales for our Microelectronics and Network Technologies (Cable) businesses, partially offset by the remaining handset manufacturing operations in China, which were transferred into Other Operations upon the formation of Sony Ericsson Mobile Communications. Microelectronics was sold in the third quarter and remaining handset manufacturing operations in China de-consolidated in the fourth quarter, as a result of the sale of parts of our interest in these operations to Sony Ericsson Mobile Communications.

Cost of Sales

Cost of sales decreased by 40 percent to SEK 104.2 billion in 2002 compared with SEK 173.9 billion in 2001. This decrease was due primarily to lower overall sales volumes. Restructuring costs of SEK 5.6 billion and SEK 8.3 billion, respectively, were included in Cost of Sales. Gross margin, excluding restructuring costs, increased from 28.6 percent in 2001 to 32.3 percent in 2002, across all segments. This increase is primarily attributed to the effects of the restructuring programs and the de-consolidation of Phones.

Key Operating Expenses

Operating expenses in 2002 were SEK 62.4 billion compared to SEK 93.0 billion in 2001. The reduction of SEK 30.6 billion is largely an effect of the restructuring programs in 2001 and 2002 and the effects of transfer of Phones operations to Sony Ericsson Mobile Communications, consolidated according to the equity method as from October 1, 2001. Restructuring costs of SEK 6.3 billion and SEK 6.7 billion respectively were included in 2002 and 2001. During 2002, a reduction of SEK 3.2 billion of operating expenses is related to capitalization of development expenses per new Swedish GAAP (RR15).

Research and Development and Other Technical Expenses

Research and development and other technical expenses, decreased by SEK 13.8 billion, or 32 percent, to SEK 29.3 billion in 2002 compared with SEK 43.1 billion in 2001. This decrease is related to the restructuring programs and the de-consolidation of Phones.

Selling and Administrative Expenses

Selling expenses, excluding restructuring costs, decreased by SEK 10.4 billion, or 34 percent, to SEK 20.4 billion in 2002 compared with SEK 30.8 billion in 2001. Administrative expenses, excluding restructuring costs decreased by SEK 2.9 billion, or 23 percent, to SEK 9.6 billion in 2002 compared with SEK 12.4 billion in 2001. As a percentage of net sales, selling expenses and administrative expenses excluding restructuring costs, increased from 13.3 percent and 5.4 percent, in 2001, to 14.0 percent and 6.6 percent, respectively, in 2002. In total, Selling and Administrative expenses decreased by SEK 13.3 billion due to the effects of the restructuring programs and the de-consolidation of Phones.

Other Items

Other Operating Revenues

Other operating revenues decreased to SEK 0.5 billion in 2002 compared with SEK 8.4 billion in 2001. The capital gains in 2001 related principally to the divestiture of shares of Juniper Networks.

Share in Earnings of Joint Ventures and Associated Companies

Share in earnings of joint ventures and associated companies decreased by SEK 0.5 billion to a loss in the amount of SEK 1.2 billion in 2002 compared with a loss of SEK 0.7 billion in 2001. The losses are mainly attributed to Sony Ericsson Mobile Communications losses. The Ericsson share in SEMC’s income before taxes was SEK –1.3 billion in 2002 and SEK –0.7 billion in 2001.

Operating Income/Loss

Operating loss decreased by SEK 6.1 billion, from a loss of SEK 27.4 billion in 2001 to an operating loss of SEK 21.3 billion in 2002. The decreased loss was mainly due to the increase of gross margin percent and significant decrease of operating expenses, with a major impact of the lower losses incurred in Phones and also reflecting the de-consolidation of Phones. Our operating margin decreased from negative 11.8 percent in 2001 to negative 14.6 percent in 2002.

Financial Income and Expenses

Financial income decreased to SEK 4.3 billion in 2002 compared with SEK 4.8 billion in 2001. The decrease was primarily related to reduced interest from customer financing, receivables and the impact of the negative cash flow before financing activities, which was partly offset by cash proceeds from the stock issue in September. Financial expenses where SEK 0.8 billion lower, SEK 5.8 billion in 2002 compared with SEK 6.6 billion in 2001, reflecting repayment of debt.

Minority Interest

Minority interest before taxes was SEK –0.5 billion, compared to SEK –1.2 billion in 2001.

Income Taxes

Income tax benefits decreased by SEK 4.6 billion, to a net of SEK 4.3 billion in 2002 compared with SEK 9.0 billion in 2001. The effective tax rate was 18 percent. With no taxable income reported in Sweden, certain foreign withholding taxes were not possible to deduct from income taxes in Sweden. In addition, rulings in tax court cases resulted in denied tax deductions for the capital discount on convertible debentures and other costs.

As of December 31, 2002, we had aggregate net tax loss carry-forwards of SEK 13.6 billion, primarily in Sweden, SEK 10.3 billion of which will not expire until 2008 or later.

Net Income/Loss

As a result principally of the above factors, net loss decreased by SEK 2.3 billion, from a net loss of SEK 21.3 billion in 2001 to a net loss of SEK 19.0 billion in 2002. Foreign currency exchange rate changes had an overall impact on the net loss of SEK 1.7 billion for 2002 compared to SEK 1.3 billion in 2001. Diluted earnings per share were SEK –1.51 in 2002 as compared to SEK –1.94 in 2001.

Years ended December 31, 2000 and 2001

Net Sales

Consolidated

Consolidated net sales decreased by SEK 41.7 billion, or 15 percent, to SEK 231.8 billion in 2001 from SEK 273.6 billion in 2000. The greatest contributors to this decrease were lower sales volumes in all segments, the fact that the Phones segment only had nine months of net sales activity before substantially all of the handset operations, significantly downsized through restructuring activities, were transferred to Sony Ericsson Mobile Communications on October 1, 2001, and price reductions due to competitive pressures.

Systems

Net sales decreased by 4 percent to SEK 187.8 billion in 2001 from SEK 194.7 billion in 2000. Strong sales early in 2001 were attributable to orders booked at the end of 2000, but 2001 order bookings were adversely affected by significant capital expenditure reductions by operators, primarily in Western Europe and Latin America. Sales in Mobile Systems in 2001 decreased by 2 percent compared to 2000, principally attributable to significant declines in Western Europe and Latin America, which were only partially offset by increased sales in Asia Pacific and Eastern Europe. Sales in Multi-Service Networks decreased by 9 percent compared to 2000, primarily due to lower levels of capital expenditures by operators in Western Europe and Latin America. While we generated good order growth for our ENGINE migratory solution, with over 70 contracts signed since 1999, this was not sufficient to offset the broader downward trend for traditional circuit switching equipment.

Phones

Net sales decreased by 58 percent to SEK 23.6 billion in 2001 from SEK 56.3 billion in 2000. Part of this decrease reflects the fact that the Phones segment only had nine months of net sales activity before substantially all of the handset operations, significantly downsized through restructuring activities, were transferred to Sony Ericsson Mobile Communications on October 1, 2001. Net sales for the first nine months of 2001 decreased 45 percent to SEK 23.6 billion from SEK 42.5 billion for the first nine months of 2000. This decrease was the result of a severe decline in sales volume of handsets, as well as price reductions on uncompetitive products.

Other Operations

Net sales decreased 14 percent to SEK 30.8 billion in 2001 from SEK 35.9 billion in 2000. The decrease is primarily attributable to lower net sales for our Microelectronics and Network Technologies (Cable) businesses, partially offset by the remaining handset manufacturing operations in China, which were transferred into Other Operations upon the formation of Sony Ericsson Mobile Communications.

Cost of Sales

Cost of sales decreased by 4 percent to SEK 173.9 billion in 2001 compared with SEK 180.4 billion in 2000 (of which restructuring costs SEK 8.3 billion and SEK 11.7 billion respectively). This decrease was due primarily to lower overall sales volumes. Gross margin decreased from 34.1 percent in 2000 to 25.0 percent in 2001 across all segments. This decrease can be primarily attributed to fixed costs in manufacturing and implementation which could not be reduced in response to lower sales quickly enough to avoid excess capacity. In our Systems segment, products with somewhat lower margins comprised a larger proportion of our net sales during the current period. Inventory write-downs and high warranty costs due to product quality problems in the Phones segment at the beginning of 2001 further contributed to the decline in gross margin. Provisions relating to our Efficiency Program and “Back-to-Profit” programs of SEK 8.3 billion were recorded to cost of sales in 2001. In 2000, we recorded provisions of SEK 7.5 billion in our Phones segment to cost of sales relating to our “Back-to-Profit” program and the outsourcing of the manufacturing of phones to Flextronics, in addition to other restructuring costs taken as incurred of SEK 4.2 billion.

Key Operating Expenses

Research and Development and Other Technical Expenses

Research and development and other technical expenses increased by SEK 4.7 billion, or 11 percent, to SEK 46.6 billion in 2001 (of which restructuring costs SEK 3.5 billion) compared with SEK 41.9 billion in 2000 (of which restructuring costs SEK 0.6 billion). This increase was primarily due to provisions of SEK 3.5 billion recorded in connection with our Efficiency Program, as well as investments in the 3G wireless systems, IP solutions and Mobile Internet applications. As a percentage of net sales, research and development expenses increased from 15.3 percent in 2000 to 20.1 percent in 2001 including restructuring costs.

Selling and Administrative Expenses

Selling expenses decreased by SEK 2.8 billion, or 13 percent, to SEK 32.4 billion in 2001 (of which restructuring costs SEK 1.5 billion) compared with SEK 35.2 billion in 2000 (of which restructuring costs SEK 0.3 billion). The decrease was primarily in the Phones segment, which had lower selling expenses for the first nine months of 2001 as compared to 2000 and no selling expense during the fourth quarter after substantially all of our handset business was transferred to Sony Ericsson Mobile Communications. This decrease was partially offset by provisions of SEK 1.5 billion taken in connection with the Efficiency Program during 2001. Administrative expenses increased by SEK 0.7 billion, or 5 percent, to SEK 14.0 billion in 2001 (of which restructuring costs SEK 1.4 billion) compared with SEK 13.3 billion in 2000 (of which restructuring costs SEK 0.1 billion). The increase can be primarily attributed to the recognition of a SEK 1.4 billion charge during 2001 to establish a provision in connection with our Efficiency Program. Administrative expenses decreased in our Phones segment in 2001 as compared to 2000, and increased to a lesser degree in our Systems segment over the same period. As a percentage of net sales, selling expenses and administrative expenses increased from 12.9 percent and 4.9 percent, in 2000, to 14.0 percent and 6.0 percent, respectively, in 2001, including restructuring costs.

Other Items

Other Operating Revenues

Other operating revenues decreased by SEK 19.6 billion to SEK 8.4 billion in 2001 compared with SEK 28.0 billion in 2000. This decrease was mainly due to capital gains, which were SEK 25.2 billion in 2000 and SEK 6.0 billion in 2001. The capital gains in 2000 related principally to the divestiture of shares of Juniper Networks, our Energy business and real estate, and in 2001, were mainly attributable to the divestiture of our remaining shares of Juniper Networks.

Share in Earnings of Joint Ventures and Associated Companies

Share in earnings of joint ventures and associated companies decreased by SEK 0.8 billion to a loss in the amount of SEK 0.7 billion in 2001 compared with earnings of SEK 0.1 billion in 2000. From October 2001, substantially all of the handset operations, dramatically downsized through restructuring activities, were transferred to Sony Ericsson Mobile Communications. Net sales in the fourth quarter were lower than expected due to a much lower market demand and pricing pressure, and the joint venture incurred a loss of which our share was SEK 0.7 billion.

Operating Income/Loss

Operating income decreased by SEK 58.2 billion, from SEK 30.8 billion in 2000 to an operating loss of SEK 27.4 billion in 2001. This decrease was driven by lower net sales, lower gross margins in both our Systems and Phones segments and charges in connection with additional provisions of SEK 15.0 billion for the restructuring and efficiency programs. In addition, capital gains in 2001 were significantly less than those recognized in 2000 in relation to the divestiture of shares of Juniper Networks.

Our operating margin decreased from 11.3 percent in 2000 to negative 11.8 percent in 2001.

Financial Income and Expenses

Financial income increased by SEK 1.1 billion, or 30 percent, to SEK 4.8 billion in 2001 compared with SEK 3.7 billion in 2000. The increase was primarily related to increases in our cash position attributable primarily to decreases in net working capital and higher cash flows from financing. Financial expenses also increased by SEK 1.7 billion, or 35 percent, to SEK 6.6 billion in 2001 compared with SEK 4.9 billion in 2000, reflecting incremental interest expense relating to bonds of SEK 28.2 billion issued during 2001 to refinance short-term borrowings and extend the debt maturity profile.

Minority Interest

Minority interest before taxes was SEK –1.2 billion, compared to SEK –0.9 billion in 2000.

Income Taxes

Income taxes decreased by SEK 16.7 billion, to a net income tax benefit of SEK 9.0 billion in 2001 compared with an income tax expense of SEK 7.7 billion in 2000. Our effective tax rate was 30 percent, consistent with historical effective tax rates, in contrast to 2000, when our effective rate was 27 percent as a result of non-taxable capital gains.

As of December 31, 2001, we had aggregate net tax loss carry-forwards of SEK 27.6 billion, primarily in Sweden, SEK 26.0 billion of which will not expire until 2007 or later.

Net Income/Loss

As a result principally of the above factors, net income decreased by SEK 42.3 billion, from SEK 21.0 billion in 2000 to a net loss of SEK 21.3 billion in 2001. Foreign currency exchange rate changes had an overall impact of SEK 1.3 billion both years on the net profit/loss. Diluted earnings per share were SEK –2.69 in 2001 as compared to SEK 2.65 in 2000.

Foreign Exchange Rates

Our business and results of operations are affected by fluctuations in exchange rates, particularly between the Swedish krona, our reporting currency, and other currencies such as the Euro, the U.S. dollar, the Japanese yen and the UK pound sterling. Foreign currency denominated assets and liabilities, together with firm and probable purchase and sales commitments, give rise to foreign exchange exposure. We account for most of our revenues in foreign currencies and a significant percentage of our expenses in Swedish krona. As a result, in general, appreciation of the Swedish kronor relative to another currency has an adverse effect on our net sales and operating profit, while the depreciation of the Swedish kronor has a positive effect.

Average depreciation and appreciation (–) per year of the Swedish kronor against our major foreign trade currencies:

Currency	2000	2001	2002
Euro	–4.1%	9.5%	–1.0%
U.S. Dollar	10.9%	12.6%	–5.8%
U.K. Pound Sterling	3.7%	7.2%	–1.9%
Japanese Yen	16.6%	0.0%	–8.7%

Exchange rates against SEK used in the consolidation:

Average rates	2000	2001	2002
Euro	8.4868	9.2554	9.1497
U.S. Dollar	9.1716	10.3604	9.7238
U.K. Pound Sterling	13.9239	14.9312	14.5835
Japanese Yen	85.0845	85.2798	77.6205

Closing rates	2000	2001	2002
Euro	8.8374	9.3676	9.1506
U.S. Dollar	9.4990	10.6281	8.7780
U.K. Pound Sterling	14.1659	15.3810	14.0821
Japanese Yen	82.6250	80.9210	73.5450

In addition to the impact of exchange rate fluctuations on our operating results discussed above, Ericsson’s income statement and balance sheet are also affected by the translation into Swedish kronor for financial reporting purposes of the net assets of our foreign subsidiaries that are denominated in currencies other than Swedish kronor.

We hedge some foreign exchange exposures in accordance with a policy established by the board of directors. For a discussion of foreign exchange exposures and instruments we use in connection with our hedging activities, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

ITEM 5B:    LIQUIDITY AND CAPITAL RESOURCES

Capital expenditures

Due to the reduced business volume, capital expenditures in tangible fixed assets were reduced year by year from SEK 12.6 billion in year 2000 to SEK 8.7 billion in 2001 and SEK 2.7 billion in 2002.

From year 2002, certain development expenses amounting to SEK 3.4 billion were capitalized according to new Swedish GAAP. Only prospective application was allowed.

Funding

Cash Flow Summary

	Year ended December 31,
(SEK billion)	2000	2001	2002
Cash flow from Operating activities	–14,1	1,4	–10,1
Cash flow from Investing activities	14,5	5,3	3,0

Cash flow before Financing activities	0,4	6,7	–7,1
Changes in Short-term debt	4,9	3,3	–17,2
Changes in Long-term debt	1,6	26,8	–5,5
Issue of convertible debenture	1,1
Stock Issue		0,2	28,9
Sale of stock options and convertible debentures	2,0
Repurchase of own stock	–0,4	–0,2
Dividends	–4,2	–4,3	–0,6

Cash flow from Financing activities	5,0	25,8	5,6
Effect of exchange rate changes	0,4	0,7	–1,2

Net change in Cash and cash equivalents	5,8	33,2	–2,7

Contractual Obligations and Commercial Commitments

(SEK billion)	Less than 1 year	1–3 years	4–5 years	5 years and more	Total
Note and bond loans	6.4	25.6	3.2	4.2	39.4
Liabilities to financial institutions (including financial lease obligations)	2.6	2.8	—	0.3	5.7
Convertible debentures 1)	4.5	—	—	—	4.5
Operating leases	3.3	5.1	3.8	7.6	19.8

Total	16.8	33.5	7.0	12.1	69.4

1)	Subordinated in right of payment to all of our other outstanding debt.

During the year, short-term and long-term interest bearing debt was reduced by SEK 12.2 billion and SEK 17.9 billion respectively, offset by proceeds from the stock issue of SEK 28.9 billion. At year end, interest-bearing debt was SEK 60.6 billion, including SEK 2.4 billion of short-term debt and SEK 58.2 billion of long-term debt, including current maturities of long-term debt, of which SEK 11 billion were pension liabilities and SEK 47.2 billion were largely related to convertible debentures and borrowings under our EMTN program. The long-term portion of these borrowings were SEK 36 billion with the following maturity:

(SEK billion)	Other	EMTN	Total
2004	2.8	5.9	8.7
2005	—	1.3	1.3
2006	—	18.4	18.4
2007	—	—	0.0
2008	—	3.2	3.2
2009	0.3	4.2	4.5

Total	3.1	33.0	36.1

Other commercial commitments of significance are our guarantees for off-balance sheet customer financing. Since the underlying loans often are repaid prior to maturity or assumed by banks, in which case such guarantees are released prior to their stated terms, the effective guarantee periods are short- to medium-term. Due to dissolvement of off balance sheet credit portfolios during the year, these commitments were sharply reduced during 2002 from SEK 12.8 billion to SEK 1.5 billion.

We also have committed to some customers to provide future credits. Such commitments not yet drawn amounted to SEK 31.2 billion at the end of 2001 and were reduced to SEK 14.0 billion by the end of 2002. Credit commitments are conditional on the award of corresponding commercial contracts.

Other Commercial Commitments

(SEK billion)	Less than 1 year	1–3 years	Total
Financing commitments	3.0	11.0	14.0
Existing financial guarantees	1.1	0.4	1.5

In accordance with standard industry practice, we enter into bid and performance bonds related to long-term contracts for the supply of telecommunications equipment and services. Potential payments due under these bonds are related to our performance under applicable contracts. We have not had to make any significant payments under theses types of bonds in the past and we currently do not anticipate that we will be required to make such payments under the bonds currently outstanding.

For additional information on our liquidity and capital resources please see Item 11 “Quantitative and Qualitative Disclosures about Market Risk”, “Funding and Liquidity Risk”. For additional information on our off-balance sheet arrangements please see Item 11 “Quantitative and Qualitative Disclosures about Market Risk”, “Customer Finance Risk”.

Critical accounting policies

Please see also Item 17 “Accounting Principles” and Note 29 to the Financial Statements.

The discussion and analysis of our results of operations and financial condition are based on our consolidated financial statements, which have been prepared in accordance with Swedish GAAP. The preparation of these financial statements requires management to apply accounting methods and policies that are based on difficult, complex or subjective judgments by management or on estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of net sales and expenses during the reporting period. Actual results may differ from these estimates under different assumptions or conditions. We have summarized below our accounting policies that require more subjective judgment of our management in making assumptions or estimates regarding the effects of matters that are inherently uncertain.

Revenue Recognition

Our revenue recognition policies are determined in accordance with both Swedish GAAP and US GAAP. On a global basis, we offer a comprehensive portfolio of telecommunications and data communications systems and services covering a range of technologies. Our activities range from design, manufacture, installation and integration of complete network system to the delivery of spare parts. We are required to use judgment in how to apply our revenue recognition policies based on the solutions being provided to our customers, the nature and sophistication of the technology involved and the geographical location of the customer. Specific contractual performance and acceptance criteria and judgments in the areas of customer acceptance, installation and collectibility impact the timing and amounts of revenue recognized.

We apply the percentage-of-completion method or

completed-contract method to the accounting for large and complex construction-type contracts. These contracts involve the supply of bespoke network systems to meet specific customer specifications and can require an extended period of time to complete. We prepare estimates of total contract costs and of our progress towards completion using estimates and judgments that take into account our historical experience, the advancement of the technology involved and other factors that are determined to be relevant. We assess inherent uncertainties that include system performance and implementation delays that might result from events both within and outside of our control. We are required to estimate the overall margin at completion on these contracts, as well as evaluate the amount of possible losses, based on estimates that could vary over time, taking into account factors such as changes in contractual terms and technical problems that might be encountered over the life of a contract. Changes in these estimates and unforeseen conditions that arise over the contract terms could result in a different pattern of revenue recognition and may affect future earnings.

Valuation of Receivables and Exposures Related to Customer Financing

We provide financing to certain customers in connection with significant sales of network infrastructure equipment. Financing may include funding for the direct purchase of our products and services, for network installation, and for working capital purposes. We are required to assess the collectibility of our receivables for purposes of initial revenue recognition, as well as to record receivables at anticipated realizable value. In instances where we have sold receivables with recourse or where we have exposure related to guarantees for customer financing, we have reported the extent of our exposure as contingent liabilities. Based on our assessment of the risks relating to these contingent liabilities, we accrue risk provisions accordingly and contingent liabilities are reported net of such provisions. We have credit approval procedures where all major customer financing contracts are subject to approval by the Finance Committee of the board of directors. In establishing appropriate allowances against receivables, we continuously monitor the financial stability of individual counterparties and apply considerable judgment over the ultimate realization of these receivables, taking into account the ability of counterparties to meet and sustain their financial commitments based on their current and projected financial condition, and the outlook for the telecommunications industry and economy in general.

Inventory Obsolescence and Commitments Related to Outsourcing Arrangements

We state our inventories at the lower of cost or market. We record valuation allowances against our inventory that are equal to the difference between the cost of inventory and its estimated market value. We are required to make estimates about the future customer demand for our products, taking into account historical consumption patterns, order backlog, changes in technology, and projected sales based on economic conditions and growth prospects, market acceptance of current and future products. A misinterpretation of these conditions or uncertainty in the future outlook for the economy and of the telecommunications industry, or other failure to estimate correctly, could result in additional inventory losses in excess of the provisions determined to be appropriate as of the balance sheet date.

As a consequence of increased outsourcing of production to third parties, valuation allowances against inventory are now partly being replaced by allowances for supplier compensation when we fail minimum committed purchase volumes. We place orders based on estimates about future customer demand, taking account of the factors listed above. Any misjudgment relating to these factors could result in additional losses in excess of the provisions determined to be appropriate as of the balance sheet date.

Customer Warranties

Warranty provisions are made based on sales and contractual warranty periods of products sold. As the sales have decreased during the year compared to last year and warranties for Phones are now included in the accounts of Sony Ericsson Mobile Communications, provisions have also decreased. During the year, provisions from previous years, of SEK 490 million, were dissolved excess provisions.

Actual costs may differ from the amounts covered by the allowances and therefore may affect future earnings.

Deferred taxes

Deferred taxes are recognized for temporary differences which arise between the taxable value of assets and liabilities as well as for unutilized tax losses carry-forwards to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilized. Deferred tax assets are expected to be utilized as we believe Ericsson will be able to report sufficient taxable income in the future to benefit from these tax reductions. Most of the tax loss carry-forwards are related to countries with long or indefinite periods of utilization, mainly Sweden.

Uncertainly in the future outlook for the economy and of the telecommunications industry, or other failure to estimate accurately, could result in lower taxable income in the future.

As a consequence the actual utilization of deferred tax assets may differ from expected utilization and therefore may affect future earnings.

Changes in Financial Reporting and Accounting Policies

Swedish GAAP

There were no changes in Swedish GAAP or in our accounting policies during 2000 and 2001. In 2002, we have implemented the following new accounting standards:

RR1:00—Consolidated financial statements

RR1:00 is an update of RR1:96. The main changes in RR1:00 compared to RR1:96 are related to consolidation of companies with a controlling interest.

RR15—Intangible assets

RR15 prescribes the accounting for and disclosure of intangible assets. The standard applies, among other things, to research and development activities. As from 2002 certain expenses for development are capitalized as intangible assets. Only prospective application is allowed.

RR16—Provisions, contingent liabilities and contingent assets

The objective of the standard is to ensure that appropriate recognition criteria and measurement bases are applied to provisions, contingent liabilities and contingent assets, and that sufficient information is disclosed in the notes to the financial statements to enable users to understand their nature, timing and amount.

RR17—Impairment of assets

RR17 prescribes the accounting and disclosure for impairment of assets. The standard requires that the recoverable amount of an asset shall be estimated whenever there is an indication that the asset may be impaired. RR17 requires an impairment loss to be recognized whenever the carrying amount of an asset exceeds its recoverable value.

RR18—Earnings per share

This standard has the objective to prescribe principles for the determination and presentation of earnings per share.

RR19—Discontinuing operations

The standard addresses presentation and disclosure relating to discontinuing operations. The objectives of RR19 are to establish a basis for segregating information about a major operation that an enterprise is discontinuing from information about its continuing operations and to specify minimum disclosure about a discontinuing operation.

RR20—Interim financial reporting

This standard prescribes the minimum content of an interim financial report.

RR21—Borrowing costs

The standard describes the accounting treatment for borrowing costs. The standard generally requires borrowing costs be expensed immediately.

RR23—Related party disclosures

This standard shall be applied in dealing with related parties and transactions between a reporting enterprise and its related parties. The requirements of this standard apply to the financial statements of each reporting enterprise.

The implementation of RR1:00, RR15, RR16, RR17 and RR19 was optional during 2001 and mandatory no later than 2002. RR21 and RR23 are mandatory from 2002. RR22 is mandatory from 2003. A retrospective restatement is required for each of these recommendations, except for RR15, which does not permit restatement.

With the exception of RR1:00 and RR15, the adoption of these standards did not have a material impact on our consolidated financial statements.

Under RR1:00, beginning in 2002, certain finance companies, in which we are deemed to have a controlling interest, are consolidated. The principal effect of this change is to record loans extended pursuant to customer finance arrangements and external loans to finance these loans on our balance sheet instead of recording them as contingent liabilities. In the 2001 Annual Report on Form 20-F, as filed with the SEC on August 13, 2002, prior years were restated to reflect this change.

Under RR15, beginning in 2002, certain development costs are capitalized and subsequently amortized after a project has reached a certain degree of technical feasibility. As a result, we expect that during the next few years reported results from operations will increase, as amounts being capitalized are expected to exceed the related annual amortization. Under US GAAP, we already capitalize certain development costs, as reflected in Note 29 to our audited consolidated financial statements.

In 2003, we will implement the following new accounting standards:

RR22—Presentation of financial statements

The objective of this standard is to prescribe the basis for presentation of general purpose financial statements, in order to ensure comparability both with the company’s own financial statements of previous periods and with the financial statements of other companies.

RR24—Investment property

This standard prescribes the accounting treatment for investment property and related disclosure requirements. The adoption of RR24 is not expected have a material impact on the business, results of operations, and financial position of the Company.

RR25—Segment reporting

The objective of this standard is to establish principles for reporting financial information by segment for to help users of financial statements to better understand different types of products and services a company produces and in which geographical areas it operates. The effect of implementing RR25 is not expected to have a material effect on the presentation of segment information.

RR26—Events after the balance sheet date

This statement prescribes when a company should adjust its financial statements for events after the balance sheet date and the disclosures that a company should give about the date when the statements were authorized for issue and about events after the balance sheet date. The effect of implementing RR26 is not expected to have a material effect on the business, results of operations, and financial position of the Company.

RR27—Financial instruments. Disclosure and presentation

The objective of this standard is to enhance financial statement user’s understanding of the significance of on-balance-sheet and off-balance-sheet financial instruments to a company’s business, results of operations, and financial position. The standard prescribes certain requirements for presentation of on-balance-sheet (recognized) and off-balance-sheet (unrecognized) financial instruments The effect of implementing RR27 is not expected to have material impact on the business, results of operations, and financial position of the Company.

RR28—Accounting for Government Grants

This standard applies for financial reporting and disclosure of government grants and other forms of government assistance. The effect of implementing RR28 is not expected to have material impact on the business, results of operations, and financial position of the Company.

In 2004, we will implement the following new accounting standard:

RR29—Employee benefits

This standard describes the accounting treatment and disclosure of employee benefits. The standard requires a company to recognize (a) a liability when an employee has provided service in exchange for employee benefits to be paid in the future and (b) an expense when the company consumes the economic benefit arising from service provided by an employee in exchange for employee benefits. The effects of this standard as of January 1, 2004, are not yet fully evaluated by the company. If Ericsson would have applied RR29 as of January 1, 2003, the pension provisions would have been increased by approximately SEK 2.8 billion. The effect on equity, net after taxes, would have been approximately SEK 2 billion. Pension benefits, costs and liabilities will increase, however, as benefits will be calculated including expected future salary increases. The net effect of the accounting change at adoption will be charged to stockholder’s equity.

US GAAP

In 2002 we have adopted the following new standards:

SFAS 141 and 142

In June 2001, the Financial Accounting Standards Board (FASB or the “Board”) issued Statement of Financial Accounting Standards No. 141 (SFAS141), “Business Combinations”, and No. 142 (SFAS142), “Goodwill and Other Intangible Assets”, collectively referred to as the “Standards”. SFAS141 supersedes Accounting Principles Board Opinion (APB) No. 16, “Business Combinations”. The provisions of SFAS141 (i) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (ii) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (iii) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS 141 also requires that upon adoption of SFAS142 the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS142 supersedes APB17, “Intangible Assets”, and is effective for fiscal years beginning after December 15, 2001. SFAS142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS142 (i) prohibit the amortization of goodwill and indefinite-lived intangible assets, (ii) require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (iii) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (iv) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

The provisions of the Standards also apply to equity-method investments made both before and after June 30, 2001. SFAS141 requires that the unamortized deferred credit related to an excess over cost arising from an investment that was accounted for using the equity method (equity-method negative goodwill), and that was acquired before July 1, 2001, must be written-off immediately and recognized as the cumulative effect of a change in accounting principle. Equity-method negative goodwill arising from equity investments made after June 30, 2001 must be written-off immediately and recorded as an extraordinary gain, instead of being deferred and amortized. SFAS142 prohibits amortization of the excess of cost over the underlying equity in the net assets of an equity method investee that is recognized as goodwill.

The Company has determined that it does not have any intangible assets that have an indefinite life. The Company does not have any negative goodwill balances that will be written off upon adoption of SFAS141.

The adoption of SFAS141 did not have an impact on the business, results of operations, and financial position of the Company.

According to SFAS142 goodwill is not subject to amortization subsequent to the date of adoption. Goodwill shall be tested for impairment both at adoption and annually. The Company has performed such tests which did not result in write-downs of goodwill.

The amortization of goodwill made according to Swedish GAAP is reversed under US GAAP.

SFAS 144

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 provides guidance on accounting for the impairment or disposal of long-lived assets. The objectives of the statement are to address issues relating to the implementation of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, and to develop a model for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company is required to adopt the provisions of SFAS 144 effective from January 1, 2002 at which date the Company adopted this standard. The adoption had no material impact on the business, results of operations, and financial position of the Company.

In 2003, we will implement the following new standards:

SFAS 143

In August 2001, the FASB issued SFAS No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets”. The provisions of SFAS No. 143 apply to all entities that incur obligations associated with the retirement of tangible long-lived assets. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002 and will become effective for the Company on January 1, 2003. The effects of this standard, if any, are not yet evaluated by the company.

SFAS 145

On April 30, 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections”. Among other amendments and revisions, SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. Generally, SFAS145 is effective for transactions occurring after May 15, 2002. SFAS 145 did not have a material impact on the Company’s consolidated financial position or results of operations.

SFAS 146

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The effects of this standard, if any, have not yet been evaluated by the company.

SFAS 147

In October 2002, the FASB issued SFAS No. 147, “ Acquisitions of Certain Financial Institutions”. SFAS 147 addresses all acquisitions of financial institutions and is not expected to have material impact on the business, results of operations, and financial position of the Company. The standard is effective for all acquisitions from 1 October, 2001. The adoption of this standard is not expected to have any impact on the business, results of operations, and financial position of the Company.

SFAS 148

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement No. 123”. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The Company has no current plan to change the fair value method of accounting for stock-based compensation under SFAS123 and does not therefor intend to apply the transition provisions of SFAS148.

EITF 00-21

In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is in the process of assessing the impact of adopting EITF 00-21.

FIN 45

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company is in the process of assessing the impact of adopting FIN45.

FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN46 or “the Interpretation”), “Consolidation of Variable Interest Entities, an interpretation of ARB51”. FIN46 addresses the consolidation of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIE”) by clarifying the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN46 provides guidance on how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the VIE. In addition, FIN46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures.

The disclosure provisions of FIN46 are effective in all financial statements initially issued after January 31, 2003. FIN46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The Company is in the process of assessing the impact of adopting FIN46.

ITEM 5C:    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and Development

In order to maintain our competitiveness through the development of innovative products and technologies, we have made substantial research and development expenditures in each of the last three years. Total spending on research and development, excluding restructuring costs was SEK 41.4 billion in 2000, SEK 43.1 billion in 2001 and SEK 29.3 billion in 2002. As a percentage of net sales, research and development expenditures were 15.1 percent in 2000, 18,6 percent in 2001 and 20.1 percent in 2002.

The total spending on research and development was reduced by 32 percent during 2002, compared to the previous year. The significant reduction in overall research and development expenditure has focused on cost reductions affecting non-core areas and the consolidation of multiple research and development facilities. We will, however, budget a sufficient level of research and development expenditures relating to core products to maintain our competitive position.

Please see also Item 5 “Operating and Financial Overview and Prospects, “Board of Directors’ Report”, section “Market Environment—Products, R&D and IPR” and Item 4B “Business Overview”.

ITEM 5D:    TREND INFORMATION

Market Environment and Business Trends

Market Environment

For Market Environment, please refer to the Item 5 “Board of Directors’ Report”, sections “Market Environment” and “Financial Results”.

Business Trends

Our sales increased steadily in the ten-year period through 2000 and, except for 1999, income before taxes also increased year by year over the period. As a result of macroeconomic and industry conditions, in particular within the telecommunications industry, this trend changed dramatically in 2001, with sales decreasing by 15 percent, resulting in a loss before taxes of SEK 30.3 billion. In 2002, the downturn continued with a sales decrease of 37 percent and a loss before taxes of SEK 23.3 billion. Excluding the effects of the de-consolidation of Phones from October 1, 2001, the decline in sales was 31 percent for comparable units. The development of sales, operating income and income before taxes over the three-year period ended December 31, 2002 is illustrated below:

	For the years ended December 31,
(SEK billion)	2000	2001	2002
Net sales	273.6	231.8	145.8
Operating income (loss):
—Systems	32.6	2.9	–4.9
—Phones 1)	–15.6	–17.0	–1.3
—Other operations and unallocated costs	–0.6	–4.1	–4.7
—Capital gains (losses), net	21.3	5.8	–0.7
—Restructuring provisions	–8.0	–15.0	–12.0
—One-off pension refund	1.1	—	—
Total operating income (loss)	30.8	–27.4	–21.3
Income (loss) before taxes	28.7	–30.3	–23.3

1)	Effective October 1, 2001, substantially all our handset operations were transferred to Sony Ericsson Mobile Communications and, as of such date, are accounted for pursuant to the equity method.

In 2000, operating income in the Systems segment increased significantly, and sales of shares in Juniper Networks and the divestiture of our Energy business generated capital gains of SEK 21.3 billion. These amounts were, however, offset by an operating loss and provisions for restructuring charges in the Phones segment totaling SEK 23.6 billion, primarily caused by product launch delays, less competitive products and delivery problems related to a fire in a supplier’s factory. Income before taxes increased as a result of the significant income from the Systems segment and the aforementioned capital gains.

In 2001, the telecommunications industry experienced a significant decline in demand, driven by general economic conditions as well as industry specific circumstances, such as lower growth in Western Europe and the United States. In Western Europe, the growth rate in the number of mobile subscribers decreased, reflecting the already relatively high penetration of mobile handsets, and operators reduced capital expenditure on infrastructure due to their significant debt burdens largely incurred to acquire 3G licenses. In the United States, demand for TDMA equipment decreased as a result of operators’ decisions to transition to GSM. Demand for fixed telecommunications infrastructure also decreased rapidly, in particular in Latin America during the second half of the year. We implemented an Efficiency Program, principally relating to the Systems segment, with targeted cost reductions of SEK 20 billion annually beginning in 2002, for which we accrued restructuring costs of SEK 11.1 billion. The handset operations were downsized and restructured to minimize risk exposure, and we established and transferred substantially all of our handset business to the Sony Ericsson joint venture. A substantial operating loss was incurred in the Phones segment, due to excess capacity costs, lower than planned volumes sold, and lower than anticipated prices in a market characterized by significant excess capacity. In addition to the provisions recorded in 2000, we made provisions of SEK 3.9 billion in connection with the rightsizing of the handset business before transfer of the business to Sony Ericsson Mobile Communications. In Other operations, our Microelectronics and Cables businesses were adversely impacted by very low demand. Capital gains improved operating income by SEK 5.8 billion.

In 2002, the situation in the telecom market worsened, with a decline of over 30 percent, also this year driven by general economic conditions and industry specific circumstances. Many operators had excess capacity reflecting overinvestment in network capacity prior to 2002, while others had to postpone investments to strengthen their financial position. The rollout of third generation networks developed slower than expected, due to shortage of handsets, difficult financial situations among operators, and issues related to building permits for sites and towers in several markets. The price pressure intensified, but through cost reductions, we were able to cope with this rather well. As a result of the market decline, orders booked decreased sequentially during three quarters until the fourth quarter, which showed an improvement of 49 percent compared to the third quarter. Part of this increase, however, is related to seasonality. The implementation of the Efficiency Program continued, as outlined in 2001. Additional restructuring measures were decided at the end of the first quarter, aimed at reducing operating expenses by an additional SEK 30 billion before the end of 2003. This, plus measures to reduce cost of sales, is undertaken to ensure a break-even point as low as at SEK 120 billion of sales. The run-rate of annual operating expenses was reduced to SEK 51 billion in the fourth quarter, compared to 68 billion at the beginning of the year. Excluding the effects of the de-consolidation of Phones, the number of employees was reduced with 24 percent to 64,600 at year-end 2002 compared with 85,200 at year-end 2001.

Please also refer to Board of Directors’ Report, section “2002 Cost Reduction Measures” and section “Organization and employees—Restructuring program”.

Major Events and Factors Impacting our Business

We have undertaken a number of restructuring programs during 2000, 2001 and 2002 as a result of the difficult market environment and our focus on improving profitability in our Systems and Phones segments.

Restructuring 2000

In an effort to restore profitability in our Phones segment, we began to implement a restructuring program in July 2000, which we refer to as the “Back-to-Profit” program. The primary aim of the program was to concentrate our product portfolio on those products which we believed had the greatest market opportunities. We also contracted to outsource the development and manufacturing, according to our specifications, of entry-level mobile handsets, and we streamlined manufacturing by transferring high-volume production to low-cost manufacturing units. In addition, we focused our research and development expenditures on advanced mobile systems, specifically in support of GPRS and 3G products.

The Back-to-Profit program resulted in a reduction of headcount by 11,000, of which 1,300 took place in 2000 and the remainder in 2001. Of this reduction, 2,000 employees were transferred to Flextronics under an outsourcing arrangement and the remainder of employees were made redundant. We discuss the arrangements with Flextronics in more detail under “—Flextronics Outsourcing Arrangements” below.

Restructuring 2001

Phones

In 2001, we extended the Back-to-Profit program in our Phones segment and recorded an additional provision of SEK 3.9 billion in preparation for the transfer of substantially all of our mobile handset business to Sony Ericsson Mobile Communications.

This provision related to additional downsizing, with the reduction of 4,000 employees and inventory and equipment write-offs. Overall headcount was reduced through the Back-to-Profit program from approximately 18,000 in September 2000 to approximately 6,400 in September 2001. As of October 1, 2001 substantially all of the Phones operations, including approximately 3,000 employees, were transferred to Sony Ericsson Mobile Communications. The downsized operations reduced our operating loss, and our 50 percent share of the joint venture’s losses for the fourth quarter was SEK –0.7 billion, compared to the much larger losses incurred before the Back-to-Profit program. Some operations relating to mobile platforms, Bluetooth and manufacturing in China were retained.

Systems, Other operations and unallocated costs

In the second quarter of 2001, we launched the “Efficiency Program” in order to mitigate the adverse effects of sharply declining orders. The Efficiency Program included initiatives to streamline sales and administrative operations, reduce our employee headcount, centralize control over internal information technology functions, and consolidate our research and development facilities. We established provisions of SEK 11.1 billion in 2001 in relation to the Efficiency Program.

As of December 31, 2001, the Efficiency Program had resulted in 10,600 employee reductions and the engagement of 8,000 fewer external consultants and temporary workers.

The Efficiency Program was implemented substantially according to plan during 2001 and, based on estimated cost reductions, we believe that the measures adopted resulted in annual cost savings of approximately SEK 20 billion.

Flextronics Outsourcing Arrangements

In May 2001, we entered into an agreement with Flextronics to outsource the manufacturing of our mobile handsets. The terms of this agreement provided that we would sell certain fixed assets and inventory, and transfer certain employees, to Flextronics. The inventory, which consisted principally of components used in the manufacture of mobile handsets, was sold for an aggregate purchase price of SEK 8 billion, of which SEK 1 billion was immediately payable and SEK 7 billion was paid gradually as the inventory was consumed. The agreement also provided for minimum purchase commitments of handsets and required us to compensate Flextronics in the event that these minimum commitments were not met. In addition, we sold certain other assets to Flextronics for a purchase price of SEK 1 billion, which was immediately payable.

As a result of these transactions, we reclassified approximately SEK 8 billion of inventory and SEK 1 billion of fixed assets to other receivables in our second quarter 2001. Our full year 2001 cash flow statement benefited from cash payments received from Flextronics of SEK 6 billion, of which SEK 2 billion was paid in each of the second, third and fourth quarters of 2001. The outstanding balance in other receivables of SEK 2 billion at December 31, 2001, related to inventory not yet consumed by Flextronics. Moreover, pursuant to the agreement, we acquired finished handsets from Flextronics and carried these items in our inventory accounts until they were sold. This arrangement ceased on October 1, 2001, at which time Flextronics entered into a similar outsourcing arrangement with Sony Ericsson Mobile Communications AB.

Restructuring 2002

In addition to the efficiency program launched in 2001, we implemented further restructuring measures in 2002. The actions in 2001 reduced the run-rate in operating expenses by SEK 20 billion from SEK 88 billion to SEK 68 billion. The new measures are expected to reduce annual operating expenses by another SEK 30 billion and bring the run-rate to SEK 38 billion in the end of 2003. Reductions in cost of sales are also planned in order to offset effects of price pressure and to improve the gross margin by 2–4 percentage points net.

During the year, a number of measures have been taken to reduce costs and headcount.

•	Market units have been further reduced to lower selling expenses and achieve better resource utilization of implementation workforce. This will reduce excess capacity costs and overhead costs.

•	Workforce reductions were made in our own factories, and transfer of production to countries with lower costs was carried out or initiated for both outsourced and own production.

•	A substantial reduction in the number of local design centers was carried out from over 80 sites to around 40 with a target of 25.

•	Costs for internal IS/IT operations were trimmed.

•	In Sweden, some 20 legal entities were merged into one large operating company, Ericsson AB. This will reduce operating expenses.

As a result, the annual run-rate in operating expenses was reduced from SEK 68 billion at the beginning of the year to SEK 51 billion in the fourth quarter. The program is well on track to reach the target level of SEK 38 billion. In 2002, the remaining provisions made in 2001 have largely been reversed to cover actual costs. At the end of this year, SEK 500 million remained and we expect that these will be dissolved during the first quarter of 2003. During the year, further restructuring activities were implemented. At year end, provisions of SEK 7 billion related to activities implemented in 2002 remained. We expect that the main part of the SEK 7 billion will be dissolved to cover costs during 2003 and the remaining part during the first quarter of 2004.

Restructuring

(SEK billion)	2000	2001	2002
Restructuring charges
Inventory	5.0	2.6	0.8
Tangible fixed assets	1.5	1.5	0.3
Employee redundancy 1)	3.7	7.5	10.6
Other	2.5	3.4	0.3

Total	12.7	15.0	12.0

Of which:
Cost of sales	11.7	8.3	5.6
Research and development and other technical expenses	0.6	3.5	4.1
Selling expenses	0.3	1.5	1.5
Administrative expenses	0.1	1.4	0.7
Other operating revenue	—	0.2	0.1

Total	12.7	15.0	12.0

Restructuring provisions
Opening balance	0	3.4	7.1
Provisions made	8.0	15.0	7.2
Provisions utilized	–4.6	–11.3	–6.6
Adjustments	0	0	–0.2

Closing balance	3.4	7.1	7.5

Restructuring cost in P/L
Provisions made	8.0	15.0	7.2
Direct charges	4.7	0	4.8

Total	12.7	15.0	12.0

1)	Approximately 5,000 employees were affected due to restructuring in 2000. 10,600 and 13,000 will be affected due to restructuring in 2001 and 2002 respectively.

Please see also Board of Director’s Report and Five Year Summary.

Item 6:    Directors, Senior Management and Employees

ITEM 6A:    DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

Our Board of Directors consists of eight directors elected by the shareholders at the Annual General Meeting on March 27, 2002, and three employee representatives, each with a deputy, appointed by the respective trade union.

We have three Board of Directors committees and, in addition, a nomination committee comprised of the Chairman of the Board of Directors and representatives of our primary shareholders. The committees are described below under Item 6C “Board Practices”.

The members of our Board, the year of their respective original election, their age, position, and their respective holdings of shares, convertible debentures and options as of December 31, 2002, are as follows:

Name	Member since	Age	Position	B shares	Convertible debentures 1997/2003 (in SEK) 2)	Options 3)
Michael Treschow	2002	59	Chairman	770,000	—	—
Tom Hedelius 1)	1991	63	Deputy Chairman	145,232	—	—
Marcus Wallenberg 1)	1996	45	Deputy Chairman	704,000	—	—
Peter L. Bonfield	2002	57	Director	—	—	—
Lena Torell	2002	57	Director	—	—	—
Sverker Martin-Löf 1)	1993	59	Director	52,000	—	—
Eckhard Pfeiffer	2000	61	Director	3,040	—	—
Peter Sutherland 1)	1996	56	Director	—	—	—
Göran Engström	1994	55	Employee Representative	10,275	99,120	1,200
Jan Hedlund	1994	57	Employee Representative	875	75,520	—
Per Lindh	1995	46	Employee Representative	—	—	—
Monica Bergström	1998	42	Deputy Employee Representative	407	75,520	—
Christer Binning	1994	57	Deputy Employee Representative	1,418	145,347	—
Åke Svenmarck	2000	60	Deputy Employee Representative	—	—	—

1)	Mr. Hedelius and Mr. Martin-Löf are also directors of AB Industrivärden and Mr. Wallenberg and Mr. Sutherland are also directors of Investor AB. Investor AB and AB Industrivärden are our two largest shareholders, based on voting rights.
2)	Conversion rate SEK 41.70.
3)	Number of B shares assuming full exercise of options under applicable plan.

Michael Treschow, Chairman (since 2002)

Chairman of the Board of Directors. Chairman of the Finance and Nomination Committees. Member of the Remuneration Committee. Member of the Board of Directors of Electrolux AB and Atlas Copco AB. Deputy Chairman of the Federation of Swedish Enterprise.

Tom Hedelius, Director (since 1991)

Deputy Chairman of the Board of Directors and member of the Finance Committee. Honorary Chairman of Svenska Handelsbanken AB. Honorary Doctor of Economics. Chairman of the Board of Directors of AB Industrivärden, Bergman & Beving AB, Svenska Le Carbone AB and the Foundation of Anders Sandrew. Deputy Chairman of Addtech Lagercrantz Group AB and the Jan Wallander and Tom Hedelius Foundation. Member of the Board of Directors of Volvo AB and Svenska Cellulosa Aktiebolaget SCA. Tom Hedelius has announced that he declined re-election to our Board of Directors as from the Annual General Meeting in 2003.

Marcus Wallenberg, Director (since 1996)

Deputy Chairman of the Board of Directors and member of the Finance Committee. President and Chief Executive Officer of Investor AB. Deputy Chairman of Saab AB and SE-Banken AB. Member of the Board of Directors of, among others, AstraZeneca PLC, Investor AB, Scania AB, Stora Enso Oy and the Knut and Alice Wallenberg Foundation.

Sir Peter L. Bonfield, CBE, Director (since 2002)

Member of the Audit Committee. Member of the Board of Directors of AstraZeneca PLC, Mentor Graphics Inc., and TSMC Ltd. Vice President of the British Quality Foundation. Member of the International Advisory Group of Salomon Smith Barney. Fellow of the Royal Academy of Engineering.

Sverker Martin-Löf, Director (since 1993)

Chairman of the Audit Committee. Chairman of the Board of Directors of Svenska Cellulosa Aktiebolaget, SCA and Skanska AB. Member of the Board of Directors of Boliden AB, Svenska Handelsbanken AB, AB Industrivärden and the Confederation of Swedish Enterprises.

Eckhard Pfeiffer, Director (since 2000)

Member of the Audit Committee. Chairman of the Board of Directors of Intershop Communications. Member of the Board of Directors of General Motors Corporation, Hughes Electronics Corporation, IFCO Systems, Syntek Capital and Biogen Inc. Member of the Advisory Board of Deutsche Bank.

Peter Sutherland, Director (since 1996)

Chairman of the Remuneration Committee. Honorary Doctor. Chairman of the Board of Directors of Goldman Sachs International and British Petroleum. Member of the Board of Directors of Investor AB, Royal Bank of Scotland Group, and the Foundation of the World Economic Forum.

Lena Torell, Director (since 2002)

Member of the Remuneration Committee. Doctor of Physics. Professor. President of the Royal Swedish Academy of Science. Member of the Board of Directors of Imego AB, Universeum AB and the European Council of Applied Sciences and Engineering.

Göran Engström, Director (since 1994)

Member of the Finance Committee. Employee representative.

Jan Hedlund, Director (since 1994)

Member of the Audit Committee. Employee representative.

Per Lindh, Director (since 1995)

Member of the Remuneration Committee. Employee representative.

Monica Bergström, Deputy Director (since 1998)

Employee representative.

Christer Binning, Deputy Director (since 1994)

Employee representative.

Åke Svenmarck, Deputy Director (since 2000)

Employee representative.

No director currently holds a management position at Ericsson. No director has been elected pursuant to an arrangement or understanding with any major shareholder, customer, supplier or other person. No director has a family relationship with any other director or executive officer.

Corporate Management

The table below discloses the senior members of our corporate management, the year of appointment to their current position or hire date, as applicable, their age, position and holdings of shares, convertible debentures and options as of December 31, 2002:

Name	Appointed year	Age	Position	A shares	B shares	Convertible debentures 1997/2003 (in SEK) 1)	Options 2)
Kurt Hellström	1999	59	President & Chief Executive Officer	—	45,384	145,347	1,256,040
Sten Fornell	2000	54	Executive Vice President & Chief Financial Officer	—	352,216	—	830,920
Per-Arne Sandström	2001	55	Executive Vice President & Chief Operating Officer	—	105,830	145,347	878,324
Ragnar Bäck	2000	58	Executive Vice President	—	49,128	145,347	688,236
Mats Dahlin	1998	48	Executive Vice President	—	30,941	—	835,432
Gerhard Weise	2001	55	Executive Vice President	—	54,992	145,347	686,388
Carl Olof Blomqvist	1999	52	Senior Vice President	6,080	9,546	—	638,816
Henry Sténson	2002	47	Senior Vice President	—	10,000	—	452,000
Torbjörn Nilsson	1998	50	Senior Vice President	—	49,399	145,347	820,600
Britt Reigo	1988	60	Senior Vice President	—	12,000	145,347	728,224
Jan Uddenfeldt	1998	52	Senior Vice President	—	12,570	—	781,672

1)	Number of B shares assuming conversion of debentures at SEK 41.70 per B share.
2)	Aggregate number of B shares assuming full exercise of options under applicable plan.

Our President, Chief Executive Officer and Executive Vice Presidents are appointed by our Board of Directors.

The Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the other Executive Vice Presidents and the Heads of Corporate Functions (including the Chief Financial Officer) comprise the corporate management. All members and the year of appointment are as follows:

Kurt Hellström

President (since July, 1999) and Chief Executive Officer (since January, 2001). Prior to assuming this position, Mr. Hellström was the Head of Market Area Asia Pacific.

Sten Fornell

Executive Vice President and Chief Financial Officer (since January 2000). Head of Corporate Function Finance. Prior to assuming this position, Mr. Fornell was the Chief Financial Officer of Division Mobile Systems.

Per-Arne Sandström

Executive Vice President (since March 2001) and Chief Operating Officer (since September 2001). Prior to assuming this position, Mr. Sandström was the Head of Market Area North America.

Ragnar Bäck

Executive Vice President (since March 2000). Head of Market Area Asia Pacific (since November 2001). Prior to assuming this position, Mr. Bäck was the Head of Market Area Western Europe.

Mats Dahlin

Executive Vice President (since October 1998). Head of Market Area Europe, Middle East and Africa (since November 2001). Prior to assuming this position, Mr. Dahlin was the Head of Division Mobile Systems.

Gerhard Weise

Executive Vice President (since May 2001). Head of Market Area Americas. Prior to assuming this position, Mr. Weise was the Head of Market Area Latin America.

Carl Olof Blomqvist

Senior Vice President and General Counsel (since May 1999). Corporate Function Legal Affairs. Prior to assuming this position, Mr. Blomqvist was a partner of Mannheimer Swartling law firm.

Henry Sténson

Senior Vice President (since May 2002). Corporate Function Communications. Prior to assuming this position, Mr. Sténson was the Head of SAS Group Communication, SAS AB.

Torbjörn Nilsson

Senior Vice President (since October 1998). Corporate Function Marketing and Strategic Business Development. Prior to assuming this position, Mr. Nilsson was the Head of Strategic Business Development, Mobile Systems.

Britt Reigo

Senior Vice President (since January 1988). Corporate Function People and Culture. Prior to assuming this position, Mrs. Reigo was the Director of Inflight Services, SAS AB.

Jan Uddenfeldt

Senior Vice President (since October 1998). Corporate Function Technology. Prior to assuming this position, Mr. Uddenfeldt was the Head of Technology and worldwide R&D Operations, Mobile Systems.

Carl-Henrik Svanberg

As of April 8, 2003, Carl-Henric Svanberg will be appointed President and Chief Executive Officer of Ericsson. Prior to assuming this position, Mr. Svanberg has since 1994 been the President and Chief Executive Officer of the Assa Abloy Group.

No member of the corporate management has a family relationship with any Director or corporate management member.

No member of corporate management has any principal business activities other than those listed above, and no member of corporate management has been appointed on account of any arrangement or understanding with any major shareholder, customer, supplier or other person.

ITEM 6B:    COMPENSATION OF DIRECTORS AND OFFICERS

Please refer to Item 17, Notes to the Financial Statements, Note 26.

ITEM 6C:    BOARD PRACTICES

The Board designates, through a work procedure, how various responsibilities will be distributed among the Board and its committees and between the Board and the President. This work procedure is revised and adopted by the Board at least once a year. The Board has generally authorized each committee to decide on certain issues and may also provide extended authorization to a committee to decide on specific matters.

The Audit Committee consists of four directors appointed by the Board. The present members are Sverker Martin-Löf, Chairman of the committee, Sir Peter L. Bonfield, Eckhard Pfeiffer and Jan Hedlund. The Audit Committee is primarily responsible for reviewing annual and interim financial statements, overseeing the audit process, including audit fees, resolving matters arising during the course of audits and coordinating internal audit functions.

Pursuant to the Board’s work procedure, the Audit Committee reviews the audited financial statements with management and the independent auditors, including the conformity with generally accepted accounting principles. The Audit Committee also reviews with management the reasonableness of significant estimates and judgments made in preparing the financial statements, as well as the quality of the disclosures in the financial statements. In addition, the Audit Committee reviews the auditors’ independence from management and the company, including the impact of non-audit-related services provided to the company.

The Finance Committee consists of four directors appointed by the Board. The present members are Michael Treschow, Chairman of the committee, Tom Hedelius, Marcus Wallenberg and Göran Engström. The Finance Committee is primarily responsible for handling matters regarding acquisitions and divestments, capital contributions to companies inside and outside the Ericsson group, raising of loans, issuances of guarantees and similar undertakings and approvals of financing support to customers in excess of USD 25 million, as well as continuously monitoring the group’s financial risk exposure.

The Remuneration Committee consists of four directors appointed by the Board. The present members are Peter Sutherland, Chairman of the committee, Lena Torell, Michael Treschow and Per Lindh. The Remuneration Committee is primarily responsible for reviewing and preparing proposals of salary and other remuneration, including retirement compensation, to the President, Executive Vice Presidents, and other officers reporting directly to the President or the Chief Operating Officer. These proposals are then presented to the Board for resolution. In addition, the committee is responsible for strategies and general guidelines with respect to employee compensation, including incentive plans and retirement compensation.

The Nomination Committee consists of Michael Treschow, Chairman of the committee, and the following sharholder representatives: Claes Dahlbäck, Investor, Anders Ek, Robur, Anders Nyrén, Industrivärden and Lars Otterbeck, Alecta.

The main task of the committee is to nominate individuals for election to the Board of Directors. The Nomination Committee also prepares proposals concerning directors’ fees, which are presented at the Annual General Meeting for resolution, and presented in Note 26.

The Nomination Committee will propose for resolution by the Annual General Meeting 2003 that the Chairman receives an additional temporary remuneration of SEK 5.5 million for each of the years 2002 and 2003.

See also Item 5 “Operating and Financial Review and Prospects”, “Board of Directors’ Report”.

Auditors

Statutory auditors

Carl-Eric Bohlin

Authorized Public Accountant, PricewaterhouseCoopers AB

Olof Herolf

Authorized Public Accountant, PricewaterhouseCoopers AB

Thomas Thiel

Authorized Public Accountant

Deputy auditors

Bo Hjalmarsson

Authorized Public Accountant, PricewaterhouseCoopers AB

Jeanette Skoglund

Authorized Public Accountant, PricewaterhouseCoopers AB

Stefan Holmström

Authorized Public Accountant

ITEM 6D:    EMPLOYEES

Please refer to Item 17, Notes to the Financial Statements, Note 26 and Item 5 “Operating and Financial Review and Prospects”, “Board of Directors’ Report”, section “Employees”.

ITEM 6E:    SHARE OWNERSHIP

Please refer to Item 17, Notes to the Financial Statements, Note 26 and Item 6A “Directors and Senior Management”.

Item 7:    Major Shareholders and Related Party Transactions

ITEM 7A:    MAJOR SHAREHOLDERS

Shareholders

As of Jan 31, 2003 we had 975,654 number of shareholders registered at VPC (the Swedish Securities Register Center).

According to information provided by Citibank, there were 151,811,927 ADSs outstanding as of January 31, 2003 and 4,894 registered holders of such ADSs. A significant number of the ADSs are held of record by broker nominees. The majority of ADRs are held at the beneficial shareholder level (i.e. banks, brokers and/or nominee accounts). As of January 31, 2003, this level is represented by over 377,000 accounts.

According to information known to us, approximately 78 (85) percent of our A and B shares at year-end 2002, were owned by Swedish and international institutions.

Currently, one A share has one-thousand times the voting power of one B share.

	Year end, 2002	Year end, 2001
Sweden	52%	52%
United States	23.8%	25.4%
United Kingdom	3.3%	4.7%
Luxembourg	3.3%	4.5%
Switzerland	2.0%	3.3%
Belgium	1.3%	1.6%
Germany	1.1%	3.0%
Other countries	13.2%	7.1%

The following table sets forth as of December 31, 2002, share information with respect to our largest shareholders registered at VPC the Swedish Securities Register Center, known by us, ranked by percentage of voting rights:

Largest shareholders by voting rights, December 31, 2002

Identity of person or group 1)	Number of A-shares	Percentage of total A-shares	Number of B-shares	Percentage of total B-shares	Voting rights, percent	Percentage of capital
Investor AB	256,660,096	39.11	595,587,036	3.89	38.31	5.34
AB Industrivärden	186,000,000	28.34	213,539,276	1.39	27.73	2.50
Svenska Handelsbankens Pensionsstiftelse	35,500,000	5.41	35,500,000	0.23	5.29	0.44
Livförsäkrings AB Skandia	32,962,932	5.02	253,476,027	1.65	4.95	1.79
Pensionskassan SHB Försäkringsförening	31,680,000	4.83	31,680,000	0.21	4.72	0.40
Gamla Livförsäkringsaktiebolaget SEB-Trygg	12,979,720	1.98	134,742,280	0.88	1.95	0.92
Stiftelsen Oktogonen	12,903,000	1.97	12,903,000	0.08	1.92	0.16
Svenska Handelsbankens Personalstiftelse	10,000,000	1.52	10,000,000	0.07	1.49	0.13
EB-stiftelsen Skandinaviska Enskilda Banken	7,779,200	1.19	8,679,200	0.06	1.16	0.10
Fjärde AP-fonden	2,191,000	0.33	248,824,000	1.62	0.36	1.57
Första AP-fonden	2,191,000	0.33	213,113,286	1.39	0.36	1.35
Tredje AP-fonden	1,876,900	0.29	207,501,471	1.35	0.31	1.31
Svenska Handelsbanken	1,462,000	0.22	9,451,920	0.06	0.22	0.07
SEB fonder	551,274	0.08	245,061,196	1.60	0.12	1.54
Astoria i Linköping AB	720,000	0.11	3,286,612	0.02	0.11	0.03
Foreign ownership 2)	6,482,117	0.99	6,142,074,502	40.10	1.88	38.49
Others	54,279,401	8.27	6,952,620,232	45.39	9.12	43.86

Total	656,218,640	100.00	15,318,040,038	100.00	100.00	100.00

1)	According to SIS Ägarservice AB, on December 30, 2002
2)	Of which Nats Cumco as Nominee

(Total amount of ADR’s listed on NASDAQ. 1 ADR = 10 B shares.)                             1,500,987,451

The following table indicates the significant changes in the voting rights for class A and B shares, respectively, held by major shareholders as of December 31, 2000, 2001 and 2002.

Person or group	2002		2001		2000
(percent of voting rights)	A shares	B shares	A shares	B shares	A shares	B shares
Investor AB	39.11	3.93	39.11	1.74	22.48	1.74
AB Industrivärden	28.34	1.41	28.34	0.04	28.34	0.00
Wallenberg-stiftelser	—	—	—	—	16.64	0.00
Svenska Handelsbankens Pensionsstiftelse	5.41	0.23	5.41	0.00	5.49	0.08
Livförsäkrings AB Skandia	5.02	1.67	5.02	1.20	5.02	0.61
Pensionskassan SHB Försäkringsförening	4.83	0.21	4.83	0.00	4.83	0.00
Gamla Livförsäkringsaktiebolaget SEB-Trygg	1.98	0.89	1.84	0.75	1.84	0.72
Oktogonen, Stiftelsen	1.97	0.09	1.91	0.00	1.91	0.00
Svenska Handelsbankens Personalstiftelse	1.52	0.07	1.52	0.00	1.52	0.00
SEB-stiftelsen Skandinaviska Enskilda Banken	1.19	0.06	1.32	0.00	1.71	0.00
Fjärde AP-fonden	0.33	1.64	0.33	1.39	1.34	4.04
Första AP-fonden	0.33	1.41	0.33	1.07	—	—
Tredje AP-fonden	0.29	1.37	0.65	0.84	—	—
Svenska Handelsbanken	0.22	0.06	—	—	—	—
Astoria i Linköping AB	0.11	0.02	—	—	—	—
SEB fonder	0.08	1.62	—	—	—	—
SHB Fonder	—	—	0.61	1.10	0.62	0.65
Wallanders och Hedelius’ stiftelse	—	—	0.49	0.00	0.49	0.00
Andra AP-fonden	—	—	0.33	1.10	—	—
Foreign ownership	0.99	40.51	0.96	53.29	1.28	59.07
Others	8.27	44.83	6.97	37.48	6.49	33.09

Total	100.00	100.00	100.00	100.00	100.00	100.00

Source:    SIS Ägarservice AB.

We do not know of any arrangements that might result in a change of the control of the Company. As of December 31, 2002, the total number of voting securities of the Company owned by officers and directors as a group was:

	Number of A shares	Number of B shares	Voting rights, percent
Officers and directors as a group (25 persons)	6,080	2,372,125	Insignificant

ITEM 7B:    RELATED PARTY TRANSACTIONS

Please refer to Item 17, Notes to the Financial Statements, Note 27.

ITEM 7C:    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8:    Financial Information

ITEM 8A:    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Audited financial statements for the three years ended December 31, 2002, are included in “Item 17: Financial Statements”.

See also Item 17 “Notes to the Financial Statements”, “Note 1”, Item 4B “Business Overview”, “Legal Proceedings” and Item 10B “Memorandum and Articles of Association”, “Dividend Policy”.

ITEM 8B:    SIGNIFICANT CHANGES

On February 6, 2003, Ericsson’s Board of Directors appointed Carl-Henric Svanberg new CEO and President of Ericsson. He will take office at Ericsson’s Annual General Meeting on April 8, 2003. Carl-Henric Svanberg is presently CEO for the international lock group AssaAbloy. Ericsson’s CEO and President Kurt Hellström will stay with the company until year-end in order to secure a successful hand over.

On February 17, 2003, Moody’s lowered Ericsson’s long-term credit rating from Ba2 to B1. This will increase interest expenses on borrowings with rating-related rates by approximately SEK 110 million per year.

On February 26, 2003, Ericsson’s Board of Directors proposed that the Annual General Meeting in accordance with previous decisions that the Company transfers its own stock in order to cover certain payments that occur in relation to the Company’s global stock incentive program 2001 for employees.

On March 4, 2003, Ericsson’s Board of Directors decided to propose a continued stock purchase plan in order to encourage an increased shareholding among the employees.

On March 17, 2003, Ericsson and InterDigital Communications Corporation (InterDigital), along with its subsidiary, InterDigital Technology Corporation (ITC), reached a settlement in a patent infringement suit.

On March 17, 2003, a new executive team was announced, effective from April 8, 2003. The new CEO, Carl-Henric Svanberg, the current COO Per-Arne Sandström and a newly appointed CFO, Karl-Henrik Sundström will form a new Executive Management Team. Per-Arne Sandström is appointed First Executive Vice President.

The current CFO, Sten Fornell, will leave the Company at the end of the year and will be advising the new executive management in financial matters during the remainder of the year.

Please see also Item 5 “Operating and Financial Review and Prospects”, “Board of Directors’ Report”, section “Post-closing Events”.

Item 9:    The Offer and Listing

ITEM 9A:    OFFER AND LISTING DETAILS

Host market and the Principal trading market Nasdaq ADS Prices

The tables below state the high and low sales prices quoted for our ADSs on Nasdaq for the last five years. The Nasdaq quotations represent prices between dealers, not including retail mark-ups, markdowns or commissions, and do not necessarily represent actual transactions.

Stockholmsbörsen (Stockholm Stock Exchange) Share prices

The tables below state the high and low sales prices for our A and B shares as reported by Stockholmsbörsen for the last five years. The equity securities listed on the A-list of Stockholmsbörsen’s Official Price List of Shares currently comprise the shares of 80 companies. Trading on the exchange generally continues until 5:30 p.m. each business day. In addition to official trading on the exchange, there is also trading off the exchange during official trading hours and also after 5:30 p.m. Trading on the exchange tends to involve a higher percentage of retail clients, while trading off the exchange often involves larger Swedish institutions, banks arbitrating between the Swedish market and foreign markets, and foreign buyers and sellers purchasing shares from or selling shares to Swedish institutions.

The exchange publishes a daily Official Price List of Shares which includes the volume of recorded transactions in each listed stock, together with the prices of the highest and lowest recorded trades of the day. The Official Price List of Shares reflects price and volume information for trades completed by the members.

Annual high and low market prices

The annual high and low market prices, currency and Stock on these markets were as follows:

	NASDAQ		STOCKHOLMSBÖRSEN
	USD per ADS		SEK per A share		SEK per B share
Period	High	Low	High	Low	High	Low
1998 1)	61.59	27.08	40.44	24.56	48.39	21.67
1999 1)	122.43	37.01	104.00	34.67	103.28	31.78
2000	190.04	74.92	169.72	75.83	166.83	72.94
2001	97.50	22.03	91.00	23.98	88.11	23.18
2002	43.33	3.40	42.89	3.80	44.78	2.96

From October 18, 2002, one ADS represents 10 class B shares. Previous periods are restated. On October 18, 2002, the Board of Directors of Ericsson authorized a 1:10 change in the ratio of its American Depositary Shares (ADSS) as they relate to its Class B shares. This means that each ADR represents 10 Series B shares. The change was made in order to compl28

y with the listing requirements of the Nasdaq National Market and it became effective on October 23, 2002. Share market prices prior to August 8, 2002, have been adjusted for the stock dividend element of the stock issue.

1)    1998–1999 adjusted for 4:1 stock split.

Quarterly high and low market prices

The table below states for each quarter of 2001 and 2002 high and low sales prices, currency and Stock.

	NASDAQ		STOCKHOLMSBÖRSEN
	USD per ADS 1)		SEK per A share		SEK per B share
Period	High	Low	High	Low	High	Low
2001
First Quarter	97.50	36.11	91.00	41.89	88.11	39.36
Second Quarter	54.89	34.31	54.56	35.00	55.61	34.95
Third Quarter	41.53	22.03	43.92	22.79	44.78	23.18
Fourth Quarter	45.07	23.26	46.67	24.71	48.39	24.84
2002
First Quarter	44.33	27.52	42.89	28.82	44.78	29.54
Second Quarter	30.55	9.32	30.81	9.47	31.42	9.03
Third Quarter	13.51	3.40	13.31	3.80	12.86	2.96
Fourth Quarter	11.29	3.70	12.50	4.06	10.40	3.30

Share market prices prior to August 8, 2002, have been adjusted for the stock dividend element of the stock issue.

1)	1 ADS = 10 class B shares

Monthly high and low market prices

The table below states high and low sales prices, currency and Stock for the last year (January 2002 to February 2003).

	NASDAQ		STOCKHOLMSBÖRSEN
	USD per ADS 1)		SEK per A share		SEK per B share
Month	High	Low	High	Low	High	Low
January 2002	43.33	28.67	42.89	30.20	44.78	30.69
February 2002	32.43	27.52	33.77	28.82	34.74	29.54
March 2002	35.61	29.39	35.69	29.05	36.83	30.19
April 2002	30.55	16.11	30.81	16.06	31.42	16.32
May 2002	19.21	15.46	19.22	15.24	19.72	15.17
June 2002	16.47	9.32	16.13	9.47	16.18	9.03
July 2002	13.51	5.20	12.01	5.97	12.86	5.20
August 2002	7.62	3.54	10.30	6.04	9.15	4.70
September 2002	7.50	3.40	8.45	3.80	7.20	2.96
October 2002	8.25	3.70	9.75	4.06	7.70	3.30
November 2002	11.29	7.59	12.50	8.90	10.40	6.80
December 2002	10.24	6.61	11.70	8.40	9.40	6.00
January 2003	10.24	7.20	11.10	8.30	9.10	6.00
February 2003	7.75	6.33	8.95	6.90	7.00	5.30

Share market prices prior to August 8, 2002, have been adjusted for the stock dividend element of the stock issue.

1)	1 ADS = 10 class B shares

The total market value of our shares decreased by about 79 percent in 2002 to approximately SEK 98 billion. The Stockholmsbörsen OMX index decreased by 42 percent, the NASDAQ telecom index decreased by 54 percent and the NASDAQ composite index decreased by 32 percent in 2002. The Ericsson share price decreased by about 10 percent during the first two months of 2003.

For share price trend, please refer to the Item 9 “The Offer and Listing”, “Markets”.

ITEM 9B:    PLAN OF DISTRIBUTION

Not applicable

ITEM 9C:    MARKETS

Stock exchange trading

Ericsson’s Series A and Series B shares are traded on Stockholm Stock Exchange (OM Stockholmsbörsen and the Series B shares are also traded on the exchanges in Düsseldorf, Frankfurt, Hamburg and London.

On October 18, 2002, the Ericsson Board authorized the President and CEO to apply for and execute de-listing of the Ericsson B-share from Euronext (Paris), the German Stock Exchanges (Düsseldorf, Frankfurt and Hamburg) and the “Swiss Exchange”. On December 20, 2002, we de-listed from the “Swiss Exchange”, and on February 17, 2003, we de-listed from Euronext. De-listing has also started in Germany.

In the United States, the B shares are traded on Nasdaq in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR). On October 18, 2002, the Board of Directors authorized a 1:10 change in the ratio of its American Depositary Shares (ADS) as they relate to its Series B-shares. This means that each ADR represents 10 Series B shares. The change was made in order to comply with the listing requirements of the Nasdaq National Market and it became effective on October 23, 2002.

More than 54 billion shares were traded in 2002, of which about 70 (59) percent were traded on OM Stockholmsbörsen, 9 (14) percent on Nasdaq, and 21 (27) percent on the London Stock Exchange. As last year, trading on other exchanges amounted to about 1 percent of the total.

Share price trend

The total market value of our shares decreased by about 79 percent in 2002 to approximately SEK to 98 billion. The Stockholmsbörsen OMX index decreased by 42 percent, the NASDAQ telecom index decreased by 54 percent and the NASDAQ composite index decreased by 32 percent in 2002. The Ericsson share decreased almost 88 percent on Nasdaq.

Share capital

As of December 31, 2002, Ericsson’s share capital consisted of SEK 15,974,258,678 (8,065,504,007) represented by 15,974,258,678 shares. The par value of each share is SEK 1.00. As of December 31, 2002 the shares were divided into 656,218,640 Series A shares, each carrying one vote, and 15,318,040,038 Series B shares, each carrying one-thousandth of a vote. During the year 2002, 7,908,754,111 new Series B shares were issued. During the period January 1 to January 23, 2003 no additional conversions related to the convertible debentures from 1997 were made.

Share data

	2002	2001	2000	1999	1998
Earnings per share, diluted (SEK) 2) 3)	–1.51	–1.49	1.91	1.11	1.20
P/E ratio, B shares	—	—	40	89	29
Dividend (SEK) 1)	0	0	0.36	0.36	0.36

Share prices on Stockholmsbörsen (SEK)
A at last day of trading	8.60	42.25	88.17	104.00	37.56
B at last day of trading	6.10	41.53	78.00	98.94	34.67
B high for year	44.78	88.11	166.83	103.28	48.39
B low for year	2.96	23.18	72.94	31.78	21.67

1)	For 2002 as proposed by the Board of Directors
2)	1998–1999 adjusted for 4-for-1 stock split
3)	1998–2001 adjusted for stock dividend element of stock issue

Changes in capital stock 1998–2002

			Number of shares	Capital stock
1998	January 1		974,496,059	2,436,240,148
1998	Stock dividend	1:1	975,097,150	2,437,742,875
1998	Conversions		1,759,181	4,397,952
1999	Conversions		5,786,131	14,465,328
2000	Stock dividend		—	2,941,658,410
2000	Split	4:1	5,883,316,821	—
2000	Conversions		69,880,270	75,830,899
2001	Conversions		168,395	168,395
2001	New issue		155,000,000	155,000,000
2002	Conversions		560	560
2002	Stock issue		7,908,754,111	7,908,754,111
2002	December 31		15,974,258,678	15,974,258,678

ITEM 9D:    SELLING SHAREHOLDERS

Not applicable

ITEM 9E:    DILUTION

Not applicable

ITEM 9F:    EXPENSES OF THE ISSUE

Not applicable

Item 10:    Additional Information

ITEM 10A:    SHARE CAPITAL

Not applicable

ITEM 10B:    MEMORANDUM AND ARTICLES OF ASSOCIATION

Telefonaktiebolaget LM Ericsson is entered under no. 556016–0680 in the Company Register kept by the Swedish Patent & Registration Office. Our company’s objects and purposes are described in §2 of the Articles of Association.

Our Articles of Association do not stipulate anything regarding a) directors power to vote on a proposal, arrangement, or contract in which the director is materially interested, b) our directors’ power to vote compensation to themselves, c) our directors’ borrowing powers, d) retirements rules for our directors or e) the number of shares required for a director’s qualification. Applicable provisions are found in the Swedish Companies Act, as referred to in “Certain Powers of Directors and the President” below.

There are no age limit requirements for directors and they are not required to own any shares in the company.

Share Capital Increases and Preferential Rights of Shareholders

Our shares are divided into three series: A shares, B shares and C shares; however, no C shares are currently outstanding. Under the Swedish Companies Act of 1975 (the “Swedish Companies Act”), shareholders must approve each issue of additional shares either by deciding on the share issue at a shareholders’ meeting, or by a shareholders’ approval of a decision on a share issue by the board, or by giving an authorization to the board to decide about a share issue. If we decide to issue new A shares and B shares by means of a cash issue, A and B shareholders (except for Ericsson and its subsidiaries, in the event they hold shares in Ericsson) have a primary preferential right to subscribe for new shares of the same type in relation to the number of shares previously held by them. Shares not subscribed for through a preferential right shall be offered to all shareholders for subscription on a pro rata basis. If we decide to issue by means of a cash issue new shares of only one series, all shareholders, regardless of whether their shares are series A or series B, are entitled to a preferential right to subscribe for new shares in proportion to the number of shares previously held by them. Shareholders may vote to waive shareholders’ preferential rights at a general meeting.

Election of our Board of Directors

Our board of directors must consist of a minimum of five directors and a maximum of twelve directors, with no more than six deputies. Directors shall be elected each year at the annual general meeting for the period up to and inclusive of the following annual general meeting. A director may serve any number of consecutive terms. In addition, under Swedish law, employees have the right to appoint three directors (and their deputies).

Certain Powers of Directors and the President

The board of directors is ultimately responsible for the organization of the company and the management of the company’s operations. The president is charged with the day-to-day management of the company in accordance with any guidelines and instructions provided by the board of directors. The president has borrowing powers only to the extent such borrowing is part of the day-to-day management of the company and in accordance with any guidelines and instructions provided by the board of directors.

According to the Swedish Companies Act, a member of the board of directors and the president may not take part in matters regarding agreements between the individual concerned and the company, between the company and third parties where the individual concerned has a material interest in the matter which may conflict with the interests of the company, or agreements between the company and a legal entity which the individual concerned may represent, either individually or together with any other person.

The general meeting of shareholders decides on compensation for the directors. Typically the general meeting decides on an aggregate amount which is to be distributed among the directors as determined by the board.

Dividends

Our A and B shareholders have the same rights to dividends.

Under Swedish law, only a general meeting of shareholders may authorize the payment of dividends in an amount decided at such meeting, which may not exceed the amount recommended by the board of directors (except in certain limited circumstances), and may only be paid from funds legally available for that purpose. Under Swedish law, no interim dividends may be paid in respect of any fiscal period for which audited financial statements of the company have not yet been adopted by the annual general meeting of shareholders. The market practice in Sweden, which we currently follow, is for dividends to be paid annually. Under the Swedish Companies Act, dividends to shareholders may not exceed an amount equal to (1) the amount reported in the adopted balance sheet and, in respect of parent companies which must prepare consolidated financial statements, the consolidated balance sheet for the most recent financial year, as the company’s or group’s net profits for the year, profit brought forward and non-restricted reserves less (2) the sum of losses brought forward; sums which, pursuant to law or the articles of association, shall be allocated to restricted shareholders’ equity or in respect of parent companies, sums which, according to the annual reports for companies within the group, shall be transferred to restricted shareholders’ equity from non-restricted shareholders’ equity within the group; sums which, pursuant to the articles of association shall otherwise be utilized for purposes other than distribution to shareholders. Dividends may not be declared to the extent that payment thereof would contradict generally accepted business practices in light of a company’s capital structure, liquidity or financial position.

The company’s shares are registered in the computerized book-entry share registration system administered by VPC. The rights attached to shares eligible for dividends accrue to those persons whose names are recorded in the register of shareholders on a particular day. The dividends are then sent to a specified account as directed by the person registered with VPC, or to the address of that person. The relevant record date must, in most circumstances, be specified in the resolution declaring a dividend or resolving upon a capital increase or any similar matter in which shareholders have preferential rights.

Where the registered holder is a nominee, the nominee receives, for the account of the beneficial owner, dividends and, on issues of shares with preferential rights for the shareholders, shares, as well as rights. Dividends are remitted in a single payment to the nominee who is responsible for the distribution of such dividends to the beneficial owner. A similar procedure is adopted for share issues. Specific authority to act as a nominee must be obtained from VPC. VPC is required to keep a register with regard to any holding on behalf of a single beneficial owner in excess of 500 shares in any one company. This list must reveal the names of the beneficial owner and must be open to public inspection.

Voting

In a general meeting of Ericsson, each A share shall carry one vote and each B share one-thousandth of one vote. In all other respects, our A and B shareholders have the same rights.

We are required to publish notices to attend annual general meetings and extraordinary general meetings regarding changes in our articles of association no earlier than six weeks and no later than four weeks prior to the general meeting. Notices to attend other types of extraordinary general meetings must be published no earlier than six weeks and no later than two weeks prior to the general meeting.

A shareholder may attend and vote at the meeting in person or by proxy. Proxies are not valid for longer than a year from the date of issuance. Any shareholder wishing to attend a general meeting must notify us no later than 4:00 p.m. (Sweden time) on the day specified in the notice. We are required to accept all notifications of attendance at least five days prior to the meeting (not counting Sundays and certain Swedish holidays). A person designated in the register as a nominee (including the depositary of the ADSs) is not entitled to vote at a general meeting, nor is a beneficial owner whose share is registered in the name of a nominee (including the depositary of the ADSs) unless the beneficial owner first arranges to have such owner’s own name entered in the register of shareholders maintained by VPC no later than the designated record date.

Under the Swedish Companies Act, resolutions are passed by a simple majority of votes cast at the meeting with the chairman of the meeting having a decisive vote (except in respect of elections), unless otherwise required by law or a company’s articles of association. Under the Swedish Companies Act, certain resolutions require special quorums and majorities, including, but not limited to, the following:

A	a resolution to amend the articles of association requires a majority of two-thirds of the votes cast as well as two-thirds of the shares present or represented at the meeting, except in those circumstances described in B – D below;

B	a resolution to amend the articles of association which reduces any shareholder’s rights to profits or assets, restricts the transferability of shares or alters the legal relationship between shares, normally requires the unanimous approval of the shareholders present at the meeting and who hold nine- tenths of all outstanding shares;

C	a resolution to amend the articles of association for the purpose of limiting the number of shares with which a shareholder may vote at a general meeting or requiring the retention of a larger amount of the net profit than required by the Swedish Companies Act or amending shareholders’ rights in a liquidation or dissolution, normally requires the approval of shareholders representing a two-thirds of the votes cast and nine-tenths of the shares present or represented at the meeting;

D	a resolution of the kind referred to under B or C above may, however, be taken with a lower supermajority requirement if the amendments referred to therein will only adversely affect specific shares or classes of shares. In such cases, the requirement under A above will apply together with the following separate supermajority: (a) where a class of shares is adversely affected, approval of the owners of one-half of all shares of such class and who hold nine-tenths of the shares of such class present or represented at the meeting, or (b) where the shares adversely affected do not constitute a class of shares, the unanimous approval of all such affected outstanding shares present at the meeting and who hold nine-tenths of all outstanding shares adversely affected;

E	a resolution to issue, approve or authorize the issuance for cash of new shares or convertible debt instruments or debt instruments with the right to subscribe for new shares with a deviation from the preferential right for existing shareholders requires a two-thirds majority of votes cast at the meeting as well as two-thirds of the shares present or represented at the meeting;

F

a resolution to redeem any or all of the outstanding share capital requires a two-thirds majority of votes cast at the meeting as well as two-thirds of the shares present or represented at the meeting. Certain circumstances, however, require the unanimous approval of the shareholders present at the meeting, with nine-tenths of all outstanding shares present or represented at the meeting; and

G	a resolution to approve a merger requires a two-thirds majority of the votes cast at the meeting and two-thirds of the shares present or represented at the meeting.

At a general meeting of shareholders, a shareholder or proxy for one or more shareholders may cast full number of votes represented by the holder’s shares.

Purchase of Own Shares

A public Swedish limited liability company whose shares are traded on a securities exchange, an authorized market place or another regulated market place is entitled to purchase its own shares under certain conditions. A purchase by us of our own shares may take place only if (a) the purchase has been decided upon by a general meeting of shareholders or the board has been authorized by a general meeting of shareholders by a two thirds majority of votes cast at the meeting as well as two-thirds of the shares present or represented at the meeting, (b) the purchase is effected on a securities exchange or in some other regulated market either in the European Economic Association (EEA) or outside the EEA (in the latter case with the approval of the Swedish Financial Supervisory Authority the “SFSA”) or pursuant to an offer to all shareholders or holders of a specific class of shares, (c) the funds used in connection with such purchase could legally have been distributed as a dividend, and (d) we and our subsidiaries do not hold or, as a result of purchase, will not hold in excess of 10 percent of all our outstanding shares. As of December 31, 2002 we held an aggregate of 154,360,278 repurchased B shares.

Investment Restrictions

There are no limitations imposed by Swedish law or by our Articles of Association in respect of the rights of non-residents or foreign persons to purchase, own or sell securities issued by us.

As a general rule, Swedish securities may be freely sold to and owned by non-residents or foreign persons; however, on account of our defense-related contracts with the Swedish government and certain defense contractors, we are subject to defense industry licensing requirements in Sweden. The licenses granted by the governmental authorities in Sweden in relation to the defense industry provide that the production of defense equipment may be carried on as long as Swedish legal entities or persons hold the ultimate control of the parent company. In this context, control relates to the holding of the majority of the voting power of the outstanding shares. We are currently controlled by Swedish legal entities and persons and we must report any change, which could result in a change from Swedish control to foreign control. Further, our president and at least 50 percent of the members of our board of directors and their deputies must be Swedish citizens domiciled in Sweden. If we do not comply with the requirements under our licenses, the governmental authorities may reconsider our licenses or their terms. Furthermore, there are certain flagging and ownership examination rules that apply, irrespective of nationality.

Pursuant to recommendations concerning the disclosure of acquisition and transfer of shares issued by Näringslivets Börskommitté (the “Swedish Industry and Commerce Stock Exchange Committee”), any seller or purchaser of securities including shares of stock, convertible debt instruments, warrants, non-standardized options and futures of a Swedish company listed on Stockholmsbörsen, must report to Stockholmsbörsen and to the Company transactions in which the purchaser or seller acquires or disposes of 5 percent of any subsequent percentage that is a multiple of five, up to and including 90 percent of either the voting rights of all shares or the total number of shares in the Company. These changes in ownership should also be reported to an established news agency and to a nationally published newspaper in Sweden no later than 9:00 a.m. on the next day on which trading is conducted on Stockholmsbörsen. In addition, according to the Swedish Financial Instruments Trading Act, if a natural person or legal person who acquires or disposes of shareholdings in a Swedish company that has its shares listed on a stock exchange situated or operating within one or more EEA countries and, as a result of such acquisition or disposition, holds voting rights equal to, in excess of or less than one of the thresholds of 10 percent, 20 percent, 33 percent, 50 percent or 66 percent, the person is required to notify the company in writing at the same time it notifies the stock exchange or, if the shares are not listed in Sweden, the SFSA within seven calendar days of the acquisition or disposition. In addition, the Act on Reporting Obligations Regarding Certain Holdings of Financial Instruments requires, among other things, that certain individuals who own shares representing 10 percent or more of the share capital or the voting rights in a publicly traded company report such ownership to the SFSA which keeps a public register based on the information contained in such reports, and also to report any changes in such ownership.

If shares of a Swedish limited liability company are held in the name of a nominee, the nominee must issue a public report to the VPC every six months, listing all beneficial holders of more than 500 of the shares.

ITEM 10C:    MATERIAL CONTRACTS

Effective October 1, 2001, we formed Sony Ericsson Mobile Communications AB as a 50/50 joint venture with Sony Corporation. Ericsson and Sony each contributed SEK 2.8 billion in cash to the capital of the joint venture. Pursuant to two Master Purchase Agreements, one relating to the transfer of the Ericsson handset business and one relating to the transfer of the Sony handset business, and related agreements, both partners sold substantially all of their respective handset businesses to the joint venture. We retained ownership of our intellectual property rights for mobile phone platform technology, which is licensed to the joint venture and other handset manufacturers.

ITEM 10D:    EXCHANGE CONTROLS

There is no Swedish legislation affecting a) the import or export of capital or b) the remittance of dividends, interest or other payments to nonresident holders of our securities except that, subject to the provisions in any tax treaty, dividends are subject to withholding tax.

The defense industry is subject to licensing requirements in Sweden. The licenses granted by the governmental authorities in Sweden in relation to the defense industry provide that the production of defense equipment may be carried on as long as Swedish legal entities or persons hold the ultimate control of the parent company. In this context, control relates to the holding of the majority of the voting power of the outstanding shares. Such control of the parent company is now held by Swedish legal entities and persons and the Company must report any change, which could result in a change from Swedish control to foreign control. Further, the president of the Company and at least 50 percent of the members of the board of directors and their deputies must be Swedish citizens domiciled in Sweden. In case of non-compliance with the requirements under a license, the governmental authorities may reconsider the license or its terms.

ITEM 10E:    TAXATION

General

The taxation discussion set forth below does not purport to be a complete analysis or listing of all potential tax effects relevant to the acquisition, ownership of B shares, ADSs or convertible debentures. The statements of United States and Swedish tax laws set forth below are based on the laws in force as of the date of this report and may be subject to any changes in United States or Swedish law, and in any double taxation convention or treaty between the United States and Sweden, occurring after that date, which changes may then have retroactive effect.

Specific tax provisions may apply for certain categories of tax payers. Your tax treatment if you are a holder of B shares, ADSs or convertible debentures depends in part on your particular situation. If you are a holder of B shares, ADSs or convertible debentures, you should therefore consult a tax advisor as to the tax consequences relating to your particular circumstances resulting from the ownership of B shares, ADSs, or convertible debentures.

The tax consequences to holders of ADSs, as discussed below, apply equally to holders of B shares.

Certain Swedish Tax Considerations

This section describes the material Swedish income and net wealth tax consequences for a holder of ADSs, B shares or convertible debentures who is not considered to be a Swedish resident for Swedish tax purposes. This section applies to you only if you are a holder of portfolio investments representing less than 10 percent of capital and votes and is not applicable if the ADSs, B shares or convertible debentures pertain to a permanent establishment or fixed base of business in Sweden.

Taxation on Capital Gains

Generally, non-residents of Sweden are not liable for Swedish capital gains taxation with respect to the sale of ADSs, B shares or convertible debentures. However, under Swedish tax law, capital gains from the sale of Swedish B shares and certain other securities by private individuals may be taxed in Sweden at a rate of 30 percent if they have been residents of Sweden or have lived permanently in Sweden at any time during the year of the sale or the 10 calendar years preceding the year of the sale (absent treaty provisions to the contrary). The provision is applicable on ADSs, B shares and convertible debentures.

This provision may, however, be limited by tax treaties that Sweden has concluded with other countries. Under the tax treaty between Sweden and the United States (the “U.S. Tax Treaty”), this provision applies for ten years from the date the individual became a non-resident of Sweden.

Taxation on Dividends

A Swedish dividend withholding tax at a rate of 30 percent is imposed on dividends paid by a Swedish corporation, such as us, to non-residents of Sweden. The same withholding tax applies to certain other payments made by a Swedish corporation, including payments as a result of redemption of shares and repurchase of stock through an offer directed to its shareholders. Exemption from the withholding tax or a lower tax rate may apply by virtue of a tax treaty. Under the U.S. Tax Treaty, the withholding tax on dividends paid on portfolio investments to eligible U.S. holders is reduced to 15 percent.

Under all Swedish tax treaties, except the tax treaty with Switzerland, withholding tax at the applicable treaty rate should be withheld by the payer of the dividends. With regard to dividends paid from shares in corporations registered with the VPC (such as our shares), a reduced rate of dividend withholding tax under a tax treaty is generally applied at the source by the VPC or, if the shares are registered with a nominee, the nominee, as long as the person entitled to the dividend is registered as a non-resident and sufficient information regarding the tax residency of the beneficial owner is available to the VPC or the nominee.

In those cases where Swedish withholding tax is withheld at the rate of 30 percent and the person who received the dividends is entitled to a reduced rate of withholding tax under a tax treaty, a refund may be claimed from the Swedish tax authorities before the end of the fifth calendar year following the distribution.

Taxation on Interest

No Swedish withholding tax is payable on interest paid to nonresidents of Sweden.

Net Wealth Taxation

The ADSs, B shares and convertible debentures are not subject to Swedish net wealth taxation in the hands of a holder that is not resident in Sweden for tax purposes.

You should consult your own tax advisors regarding the Swedish and other tax consequences of your ownership of ADSs, B shares and convertible debentures.

Certain United States Federal Income Tax Consequences

The following discussion is a summary of the material United States federal income tax consequences relevant to the ownership and disposition of ADSs or B shares or convertible debentures. This discussion is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion is not a full discussion of all tax considerations that may be relevant to the ownership and disposition of ADSs or B shares or convertible debentures. The discussion applies only if you will hold the ADSs and/or the B shares and/or convertible debentures as capital assets and you use the USD as your functional currency. It does not deal with the tax treatment of investors subject to special rules, such as grantor trusts, real estate investment trusts, regulated investment companies, banks, brokers or dealers in securities, traders in securities or currencies that elect to use a mark-to-market method of recording for their securities holdings, financial institutions, insurance companies, tax-exempt entities, investors liable for alternative minimum tax, holders (either actually or constructively) of 10 percent or more of our B shares, persons holding ADSs and/or B shares or convertible debentures as part of a hedging, straddle, conversion or constructive sale transaction and persons who are resident or ordinarily resident in Sweden. In addition, investors holding ADSs and/or B shares and/or convertible debentures indirectly through partnerships are subject to special rules not discussed below. You should consult your own tax advisers about the United States federal, state, local and foreign tax consequences to you of the ownership and disposition of the ADSs or B shares or convertible debentures.

The discussion below applies to you only if you are a beneficial owner of ADSs and/or B shares and/or convertible debentures not resident in Sweden for purposes of the U.S. Tax Treaty and you are, for United States federal income tax purposes, (1) a citizen or resident of the United States, (2) a corporation or any other entity treated as a corporation that is organized in or under the laws of the United States or its political subdivisions, (3) a trust if all of the trust’s substantial decisions are subject to the control of one or more United States persons and the primary supervision of the trust is subject to a United States court or if a valid election is in effect with respect to the trust to be taxed as a United States person, or (4) an estate the income of which is subject to United States federal income taxation regardless of its source.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you will be treated as the holder of the underlying B shares represented by those ADSs for United States federal income tax purposes.

Taxation of ADSs or B shares

Dividends

Subject to the passive foreign investment company rules discussed below, the gross amount of dividends paid (before reduction for any Swedish withholding taxes) with respect to the ADSs or B shares generally will be included in your gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the ADSs or B shares and thereafter as capital gain. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations. The amount of any dividend paid in SEK will be the U.S. dollar value of the dividend payment based on the exchange rate in effect on the date of receipt by you, in the case of B shares or by the depositary, in the case of ADSs, whether or not the payment is converted into USD at that time. Your tax basis in the SEK received will equal such USD amount. Gain or loss, if any, recognized on a subsequent sale or conversion of the SEK will be U.S. source ordinary income or loss.

Subject to certain limitations, you will generally be entitled to receive credit against your United States federal income tax liability (or a deduction against your United States federal taxable income) with respect to any Swedish tax withheld in accordance with the U.S. Tax Treaty and paid over to Sweden. If a refund of the tax withheld is available to you under the laws of Sweden or under the U.S. Tax Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your United States federal income tax liability (and will not be eligible for the deduction against your United States federal taxable income). For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, and generally will be treated as “passive income” (or, in the case of certain holders, “financial services income”).

Sale or Exchange of ADSs or B shares

Subject to the passive foreign investment company rules discussed below, you generally will recognize capital gain or loss on the sale or other disposition of the ADSs or B shares equal to the difference between the USD value of the amount realized and your adjusted tax basis (determined in USD) in the ADSs or B shares. Such gain or loss will be capital gain or loss and will generally be treated as arising from U.S. sources for foreign tax credit limitation purposes.

The amount realized on a disposition of ADSs or B shares generally will be the amount of cash you receive for the ADSs or B shares (which, in the case of payment in a non-U.S. currency, will equal the USD value of the payment received determined on (a) the date of receipt of payment if you are a cash basis taxpayer and (b) the date of disposition if you are an accrual basis taxpayer). If the ADSs or B shares are treated as traded on an “established securities market,” if you are a cash basis taxpayer (or, if you are an accrual basis taxpayer, if you so elect) you will determine the USD value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

You will have a tax basis in any foreign currency received equal to the USD amount realized. Any gain or loss you realize on a subsequent conversion of foreign currency will be U.S. source ordinary income or loss.

Taxation of convertible debentures

Interest Payments

In general, the gross amount of interest paid on convertible debentures will be included in your gross income as ordinary income from foreign sources. If you use the cash method of accounting for United States federal income tax purposes and receive a payment of interest in SEK, you will be required to include in income the USD value of the SEK (determined on the date such payment is received) regardless of whether the payment is in fact converted to USD at that time, and such USD value will be the U.S. Holder’s tax basis in such SEK.

If you use the accrual method of accounting for United States federal income tax purposes, or are otherwise required to accrue interest prior to receipt, you will be required to include in income the USD value of the amount of interest income (including market discount and reduced by amortizable bond premium to the extent applicable) that has accrued and is otherwise required to be taken into account with respect to a debenture during an accrual period. The USD value of such accrued income will be determined by translating such income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. You may elect, however, to translate such accrued interest income using the rate of exchange on the last day of the accrual period or, with respect to an accrual period that spans two taxable years, using the rate of exchange on the last day of the taxable year. If the last day of an accrual period is within five business days of the date of receipt of the accrued interest, you may translate such interest using the rate of exchange on the date of receipt. The above election will apply to other obligations held by you and may not be changed without the consent of the U.S. Internal Revenue Service (the “IRS”). You will recognize exchange gain or loss (which will be treated as ordinary income or loss) with respect to accrued interest income on the date such income is received. The amount of ordinary income or loss recognized will equal the difference, if any, between the USD value of SEK received (determined on the date such payment is received) in respect of such accrual period and the USD value of interest income that has accrued during such accrual period (as determined above).

Amortizable Bond Premium

Generally, if you purchase a debenture for an amount that is in excess of the sum of all amounts payable on the debenture after its acquisition date (other than payments of stated interest), you will be considered to have purchased the debenture with amortizable bond premium. You may elect to amortize such premium (or if it results in a smaller amortizable bond premium attributable to the period of earlier call date, with reference to the amount payable on earlier call date) using a constant yield method over the remaining term of the debenture and may offset interest income otherwise required to be included in respect of the debenture with respect to an accrual period by the bond premium allocable to the accrual period. If the bond premium allocable to the accrual period exceeds the interest allocable to the accrual period, you may deduct such excess amount to the extent of the amount by which your total interest inclusions on the debenture in prior accrual periods exceed the total amount treat by you as a bond premium deduction on the debenture in prior accrual periods. Any remainder would generally be carried over to subsequent periods. Any election to amortize bond premium with respect to any debenture (or other general debt obligations) applies to all taxable debt obligations held by you at the beginning of the first taxable year to which the election applies and to all debt obligations thereafter acquired in all subsequent tax years and may not be revoked without the consent of the IRS.

Market Discount

A debenture will be treated as purchased at a market discount if the amount for which you purchased the debenture is less than the debenture’s stated redemption price at maturity, subject to a certain “de minimis” rule.

Any gain recognized on the maturity or disposition of a debenture purchased at market discount will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such debenture. Alternatively, you may elect to include market discount in income currently over the life of the debenture. Such election shall apply to all debt instruments with market discount acquired by you on or after the first day of the first year to which the election applies and may not be revoked without the consent of the IRS.

Purchase, Sale, Exchange and Retirement

If you purchase a debenture with previously owned SEK, you will recognize ordinary income or loss in an amount equal to the difference, if any, between your tax basis in the SEK and the USD fair market value of the SEK used to purchase the debenture, determined on the date of purchase.

Generally, upon the sale, exchange or retirement of a debenture, you will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and your adjusted tax basis in the debenture. Subject to the foreign currency rules and the passive foreign investment company rules discussed below, such gain or loss generally will be capital gain or loss (except to the extent of any accrued market discount not previously included in your income) and will be long-term capital gain or loss if at the time of sale, exchange or retirement the debenture has been held by you for more than one year. To the extent the amount realized represents accrued but unpaid interest, however, such amounts must be taken into account as interest income. If you receive SEK on such a sale, exchange or retirement, the amount realized will be based on the USD value of the SEK on the date the payment is received or the debenture is disposed of (or deemed disposed of). Your adjusted tax basis in a debenture will equal the cost of such debenture, increased by the amounts of any market discount previously included in income by you with respect to such debenture and reduced by any amortized acquisition or other premium and any principal payments received by you (in each case generally determined based on the USD value of SEK on the date of such purchase or adjustment).

Gain or loss realized upon the sale, exchange or retirement of a debenture that is attributable to fluctuations in currency exchange rates will be ordinary income or loss which will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates relating to the principal amount will equal the difference between the USD value of the SEK principal amount of the debenture, determined on the date such payment is received or such debenture is disposed of, and the USD value of the SEK principal amount, determined on the date you acquired such debenture. Such foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by you on the sale, exchange or retirement of the debenture.

Conversion

The conversion of convertible debentures will not be a taxable transaction for United States federal income tax purposes except to the extent of any cash or other consideration received for fractional shares or accrued interest. Upon conversion, your basis in B shares or ADSs received will equal the basis of the convertible debentures allocable to the B shares or ADSs received and the holding period of B shares or ADSs received will include the holding period of the convertible debentures.

Under certain circumstances, adjustment in the conversion ratio or the lack thereof may cause a deemed distribution to you. You should consult your own tax advisors regarding any such deemed distribution.

Passive Foreign Investment Company Status

A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75 percent of its gross income is passive income or (b) at least 50 percent of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2002. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the value of our assets, as determined from time to time. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relative provisions of the Code. You should consult your own tax advisors about the consequences of our classification as a PFIC.

If we were a PFIC, for any taxable year in which you held ADSs or B shares, you would be subject to special rules with respect to:

•	any gain realized on the sale or other disposition of ADSs or B shares; and

•	any “excess distribution” made to you (generally, any distributions to you in respect of ADSs or B shares during a single taxable year that are greater than 125 percent of the average annual distributions received by you in respect of ADSs or B shares during the three preceding taxable years or, if shorter, your holding period for ADSs or B shares). Under these rules:

•	the gain or excess distribution would be allocated ratably over your holding period for ADSs or B shares;

•	the amount allocated to the taxable year in which the gain or excess distribution was realized and any year before we became a PFIC would be taxable as ordinary income;

•	the amount allocated to each prior year, other than the current year and any taxable year prior to the first taxable year in which we were a PFIC, would be subject to tax at the highest applicable marginal tax rate in effect for each such year; and

•	an interest charge would be imposed to cover the deemed benefit for the deferred payment of the tax attributable to each year prior to the taxable year.

As an alternative to the special rules described above, holders of “marketable stock” in a PFIC may elect mark-to-market treatment with respect to their ADSs or B shares. ADSs or B shares will not be considered marketable stock unless the B shares are regularly traded on a qualified exchange or other market. If the mark-to-market election is available and you elect mark-to-market treatment you will, in general, include as ordinary income each year an amount equal to the increase in value of your ADSs or B shares for that year (measured at the close of your taxable year) and will generally be allowed a deduction for any decrease in the value of your B shares for the year, but only to the extent of previously included mark-to-market income.

If you own ADSs or B shares during any year in which we are a PFIC, you are required to make an annual return on IRS Form 8621 regarding distributions received with respect to B shares and any gain realized on the disposition of your ADSs or B shares.

Under certain constructive ownership rules, convertible debentures may be treated as B shares for purposes of applying the PFIC rules. Holders of convertible debentures are strongly urged to consult their own advisors in this regard.

Information reporting and backup withholding

In general, information reporting requirements may apply to (i) dividends paid in respect of ADSs or B shares and the proceeds received on the sale or exchange of the ADSs or B shares within the United States or by a broker with certain United States connections, and (ii) payments of interest or principal in respect of the convertible debentures and the proceeds received on the sale or exchange of convertible debentures within the United States or by a broker with certain United States connections. Backup withholding, currently at a rate of 30 percent for 2003, 29 percent in 2004–2005, 28 percent in 2006–2010, and 31 percent thereafter, may apply to payments to you of dividends paid in respect of ADSs or B shares or payments to you of interest or principal in respect of the convertible debentures, or the proceeds of a sale or other disposition of ADSs or B shares or convertible debentures if you fail to provide an accurate taxpayer identification number (certified on IRS Form W–9) or, upon request, to certify that you are not subject to backup withholding, or otherwise to comply with the applicable requirements of backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and a refund of any excess amount withheld under the backup withholding rules may be obtained by filing the appropriate claim for refund with the IRS and furnishing any required information.

ITEM 10F:    DIVIDENDS AND PAYING AGENTS

Not applicable

ITEM 10G:    STATEMENT BY EXPERTS

Not applicable

ITEM 10H:    DOCUMENTS ON DISPLAY

We file annual reports and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any of these reports at the SEC’s public reference facilities at 450 Fifth Street, N.W., Washington D.C. 20549 or obtain them by mail upon payment of prescribed rates. Please call the SEC at 1–800–SEC–0330 for further information. Copies may also be obtained from the SEC website at http://www.sec.gov. or from the Ericsson website at http://www.ericsson.com. Information about Ericsson is also available on the same website.

Information included in our website does not form part of this document.

ITEM 10I:    SUBSIDIARY INFORMATION

Not applicable

Item 11:    Quantitative and Qualitative Disclosures about Market Risk

Our financial risk management is governed by a policy approved by the Board of Directors. The Finance Committee of the Board is responsible for the continuous monitoring of our financial exposures and for approving certain matters regarding investments, loans, guarantees and customer financing commitments.

Internally, the Corporate Treasury and Corporate Customer Finance functions manage financial risks and the Group’s financial assets and liabilities and issue policies governing our consolidated companies.

The Corporate Treasury function’s principal role is to ensure that the group has sufficient financing in place through loans and committed credit arrangements, to actively manage the group’s liquidity as well as financial assets and liabilities, and to manage and control financial exposures in a manner consistent with underlying business risks and financial policies.

We have established treasury centers in Stockholm, Dublin, Singapore and Dallas (collectively known as Ericsson Treasury Services) for cash management and handling of hedging activities. The major part of the risks assumed by Ericsson Treasury Services are hedged in the financial markets, but Ericsson Treasury Services may also take positions in the financial markets within the framework of the policy established by the Board of Directors. The risk mandate, SEK 200 million, is based on a five percent change in exchange rates against the total foreign exchange position and a one percentage point change in interest rate. As of December 31, 2002, the market risk amounted to SEK 116 (151) million. This is also complemented by a Value at Risk calculation given a confidence level of 99 percent and a one-day horizon.

Our Corporate Customer Finance function’s main objective is to find suitable third-party financing solutions for our customers and to minimize recourse to Ericsson. The Corporate Customer Financing function operates in all market areas to support the business in the early stages of negotiations. To the extent customer loans are not immediately provided by banks, the consolidated subsidiary Ericsson Credit AB manages the bulk of Ericsson’s own outstanding vendor credits. The exposure from outstanding vendor loans and credit commitments are monitored centrally by the Corporate Customer Finance function.

FINANCIAL INSTRUMENTS

We use different financial instruments to hedge group financial exposures arising from business operations, group funding and asset and liability management. We define the financial instruments as either primary or derivative. Primary instruments are mainly loans, investments and foreign exchange spot transactions. As a complement to the primary instruments we use derivative instruments to reduce our financial exposures. Derivatives used are mainly currency swaps, interest rate futures and interest rate swaps. The use of other types of derivatives is limited.

Except for the SEK 200 million risk mandate given to Ericsson Treasury Services, all risk associated with our use of financial instruments corresponds to actual and forecasted currency and interest rate commitments.

We classify financial risks as either market risk, credit risk, country risk or funding and liquidity risk.

MARKET RISK

Market risk is divided into three categories: foreign exchange risk, interest rate risk and risk related to our share price.

Foreign Exchange Risk

Ericsson is domiciled in Sweden and reports in SEK and currently conducts business in more than 140 countries.

We have significant revenues, costs, assets and debt in currencies other than SEK, which result in substantial foreign exchange exposures. Fluctuations in exchange rates between SEK and foreign currencies may affect our earnings. It is our policy to reduce this effect to the extent possible through a variety of hedging activities.

Net risk in currency derivatives

	December 31,
(SEK billion)	2001	2002
Type of instrument
Net foreign exchange risk in external currency derivatives	2.9	2.7

In the table above, net foreign exchange risk in external currency derivatives is expressed as the effect on the market value of our currency derivatives portfolio of a five percent change in exchange rates against the total currency derivatives position. Offsetting items in the balance sheet, future commitments and forecasted flows are not included.

Foreign exchange risks are classified as economic exposure, transaction exposure or translation exposure.

Economic exposure

We are dependent on the development of exchange rates in SEK and on economic conditions in Sweden. As of December 31, 2002, approximately 47 percent of all employees were located in Sweden, while Sweden accounted for only 6 percent of total sales in 2002. Our exports from Sweden are normally invoiced in foreign currencies. With this substantial SEK-denominated cost base, a gradually stronger SEK exchange rate during 2002 had a negative impact on us, compared to our competitors with costs denominated in EUR or USD.

Transaction exposure

An analysis of net transaction exposures for 2002 by currency, shows net revenue exposures in US Dollar (USD), Euro (EUR), Chinese Renminbi (CNY), Japanese Yen (JPY) and British Pound Sterling (GBP). A +/–10 percent change in the exchange rates between SEK and the currencies with the largest exposures would have had the following effects (in SEK billions) on income before taxes in 2002 before any hedging effects are considered: USD +/–1.6 (1.9), EUR +/
–0.8 (1.2), CNY +/–0.7 (1.0), JPY +/–0.5 (0.8) and GBP +/–0.4 (0.4). Both committed and forecasted transaction exposures are hedged to safeguard business margins and to reduce volatility in earnings. Due to the stronger SEK, the effects of hedging during 2002 increased earnings by approximately SEK 2 billion, calculated by comparing the average hedged rates on the hedge contract portfolio as of January 1, 2002, with average spot rates during 2002. As of December 31, 2002, anticipated net transaction exposures were hedged for the next 9–12 months, giving us time to react to fluctuations in foreign exchange rates by changing prices or renegotiating contracts with customers and vendors. Unrealized currency forwards carried a positive market value of approximately SEK 3 billion at year-end.

Hedging activities are centralized to Ericsson Treasury Services to the extent possible. The local companies enter into currency forward agreements with Ericsson Treasury Services, which in turn reverses these transactions in the financial markets. In general, internal sales from Sweden to subsidiaries operating outside Sweden are made in the same currency as the local company use when selling to the external customer, in order to minimize the exposure in the non Swedish companies.

Translation exposure

We have many subsidiaries operating outside Sweden. The value of such foreign investments is exposed to exchange rate fluctuations, which affects the consolidated balance sheet and income statement when translated to SEK. Translation exposure in foreign subsidiaries is hedged according to the following policy established by our Board of Directors:

•	Monetary net in companies translated using the temporal method (translation effects in investments affecting the income statement) is hedged to 100 percent.

•	Equity in companies translated using the current method (translation effects are reported directly in stockholders’ equity in the balance sheet) is hedged up to 20 percent in selected companies. The translation differences reported in equity during 2002 were negative SEK 4.9 billion, mainly due to a stronger SEK.

Interest Rate Risk

We are exposed to interest rate risks through market value fluctuations of certain balance sheet items and through changes in interest expenses and revenues. Interest rate risks are managed centrally by Ericsson Treasury Services. The net debt position was SEK –5.6 billion at the end of 2002. In managing our interest rate exposure we use derivative instruments, such as forward rate agreements, interest rate swaps and futures.

        Net risk in interest rate derivatives

	December 31,
(SEK million)	2001	2002
Type of instrument
Forward rate agreements and interest rate forwards	354.1	77.4
Interest rate swaps	1,381.2	1,082.7
Interest rate futures	22.1	115.9

Net risk	1,725.8	889.5

In the table above, net risk in external interest rate derivatives is expressed as the effect on the market value of our interest derivatives portfolio of a change of one percentage point in interest rates. The table describes the net interest rate risk in external derivatives only, hence offsetting items in the balance sheet, future commitments and forecasted flows are not included. The calculation takes netting effects into account; the total net risk is therefore not the sum of the individual amounts.

Our aim is to avoid risk in the form of a mismatch between fixed and floating interest bearing balance sheet items. To achieve this, having large gross interest revenues and costs, we strive to a position where all interest rates are floating.

        Interest-bearing financial assets and liabilities

(SEK billion and percent)	As of December 31, 2002
Assets
Long-Term	21.6	24.6%
Short-Term	66.2	75.4%

Total	87.8	100.0%

Liabilities
Long-Term 1)	47.1	77.7%
Short-Term 1)	2.5	4.1%
Pensions	11.0	18.2%

Total	60.6	100.0%

1)	Current maturities of long-term debt of SEK 11.1 billion is included in long-term liabilities.

As of December 31, 2002, 94 percent (96 percent in 2001) of our interest-bearing liabilities and 100 percent (100 percent in 2001) of our interest-bearing assets had floating interest rates.

Risk Related to our Share Price

Ericsson is exposed to the development of its own share price through stock option and stock purchase plans for employees. The obligation to deliver shares under these plans is covered by holding B shares in treasury and warrants for issuance of new B shares. An increase in the share price will result in social security charges, which represents a risk to both Ericsson’s income statement and cash flow. The income statement exposure in some of the option programs is hedged through the purchase of call options. The cash flow exposure is fully hedged through the holding of B shares in treasury and through the purchase of call options on B shares.

CREDIT RISK

Credit risk is divided into two categories: customer finance risk and financial credit risk.

Customer Finance Risk

In common with industry practice, some of our customers request that we arrange or provide financing for them as a condition of obtaining or bidding for contracts in infrastructure projects. Customer finance arrangements may include financing provided in connection with the sale of our systems and services, funding for other costs incurred by our customers that are associated with network installation and integration of our products or, on an exceptional basis, financing for working capital purposes.

Our credit approval process requires that the Finance Committee of the Board of Directors approve all commitments in excess of USD 25 million to extend financing support to customers.

Our customer finance arrangements are comprised of direct lending by us to our customers or financial guarantees issued by us in respect of lending to our customers by third party sources. In most of our customer finance arrangements, we maintain security interests, normally in the form of pledges of equipment and/or pledges of shares. Restructuring efforts for cases of troubled debt may lead to temporary holdings of such equity interests. We seek to limit our customer financing exposure, both in amount and duration of the credits given. To achieve this, our strategy is to engage banks and other financial institutions as early as possible in our customer finance discussions. Initially, we may have to guarantee such arrangements but our aim is to subsequently transfer all risk to the financial markets.

Our customers generally request that we commit to customer finance early in the process of negotiating a sale. We consider customer finance as an alternative to be offered selectively to our customers in the event that third party funding sources are unavailable. By “credit commitments” included in this report, we mean unutilized undertakings by Ericsson to make funds available directly or indirectly (through a third party against an Ericsson guarantee) under a legally binding credit agreement. The terms of our commitments vary. In some cases, incremental commitments become available to the customer as they sign additional contracts with us. In other cases, the availability of commitments is conditional to the customer meeting certain future operational or financial requirements.

Accounting for customer finance

On-balance sheet credits are receivables due directly to us from customers, which are recorded as assets on the balance sheet, at their net book value i.e. offset by risk provisions for potentially uncollectible amounts.

Off-balance sheet credits relate to credits, funded by a third-party and with an Ericsson guarantee (covering a part or the entire outstanding funded amount). Any recourse to us under guarantees or other similar commitments for the credit risk relating to third-party financing are reported as contingent liabilities, net, after deductions of any risk provisions made. Provisions made for these outstanding amounts are recorded as liabilities on the balance sheet.

As of January 1, 2002, according to new Swedish GAAP, we consolidate certain finance companies previously accounted for under the equity method. Certain off-balance sheet credits thereby became on-balance credits. The consolidated financial statements for 2000 and 2001 have been restated.

Outstanding customer finance credits

As of December 31, 2002, our total outstanding risk exposure relating to customer finance credits was SEK 21.8 billion. Loans amounted to SEK 21.1 billion, of which SEK 0.8 billion was guaranteed by third parties. In addition, SEK 1.5 billion was in the form of off-balance sheet credits guaranteed by us. As of that date, we also had unutilized commitments of SEK 14.0 billion. The outstanding customer loans and financial guarantees relate to infrastructure projects in different geographic markets and to a large number of customers. As of December 31, 2002, of a total of 176 customer loans originated by or guaranteed by us, the six largest customer finance arrangements represented 63 percent of the total credit exposure.

The table below summarizes our outstanding customer finance credits as of December 31, 2000, 2001 and 2002.

        Outstanding customer finance credits

	As of December 31,
(SEK billion)	2000	2001	2002
On-balance sheet credits 1)	21.6	18.7	21.1
Off-balance sheet credits 2)	5.1	12.8	1.5

Total credits	26.7	31.5	22.6

Less third-party risk coverage 3)	–6.6	–4.7	–0.8

Ericsson risk exposure	20.1	26.8	21.8

On-balance sheet credits, net book value 4)	18.1	14.8	14.0

1)	The increase in on-balance credits by SEK 2.4 billion to SEK 21.1 billion mainly reflects that credits previously recorded as off-balance have been acquired. The major part of this increase, the Mobilcom credit, has been transferred to a France Telecom bond risk as of March 3, 2003.
2)	During 2002, off-balance sheet financing decreased significantly by SEK 11.3 billion to SEK 1.5 billion. This decrease is mainly the result of releases of Ericsson as guarantor under credit facilities and cancellations of off-balance arrangements, including a credit portfolio set up in 2001. The credit portfolio enabled Ericsson to sell a number of credit receivables to a group of banks, funding the portfolio against a first loss Ericsson guarantee. Ericsson is no longer exposed to put arrangements with any form of triggers with financial institutions.
3)	Third-party risk coverage represents credit risk of our on-balance sheet credits borne by third-party financial institutions. These are cases where financial institutions and/or the Swedish Export Credits Guarantee Board (EKN) cover some risk by issuing financial guarantees.
4)	On-balance sheet credits, net book value is adjusted by risk provisions.

Outstanding exposure by region

Of our total outstanding customer finance credit exposure as of December 31, 2002, 52 percent related to Latin America (Mexico and Brazil represent 20 percent respectively of the total global exposure), 25 percent to Western Europe, 13 percent to Central and Eastern Europe/Middle East/Africa, 7 percent to Asia/Pacific and 3 percent to North America. We have a significant presence in emerging markets. Customers in these markets frequently request financial support from us as a result of unavailability of financing from local financial markets or cross-border financing sources. Banks are generally reluctant to bear the risk that political events could prevent customers in these markets from fulfilling their payment obligations. These political risks are partially mitigated by obtaining risk coverage for our financing arrangements from various export credit agencies, regional development banks and institutions such as the World Bank Group, including the Multilateral Investment Guarantee Agency (MIGA) and the International Finance Corporation (IFC).

The rate of investment in telecommunications in Latin America has declined as a result of the slow-down in regional economy. We do not intend to take on significant additional credit risk exposure in this region and instead we will focus on collecting outstanding amounts under existing facilities.

Outstanding exposure by technology

As of December 31, 2002, 23 percent of our total outstanding customer finance was in respect of 3G networks and the remainder was in respect of 2.5G and 2G networks.

Credit losses

We made risk provisions for customer credits of SEK 3.1 billion in 2002 and SEK 2.5 billion in 2001. The level of provision is determined for each credit based on an assessment of the risk exposure, taking into account commercial and political risk factors. The provisions for all credits and financial guarantees are reviewed on a regular basis. In 2002 and 2001, we incurred credit losses of SEK 1.7 billion and SEK 1.3 billion respectively. No losses were incurred in years 1999 and 2000.

Commitments to provide customer finance

The following table sets forth our unutilized commitments to provide customer finance as of the dates indicated.

	As of December 31,
(SEK billion)	2000	2001	2002
Finance commitments	18.2	31.2	14.0

As of December 31, 2002, 83 percent of our total committed customer finance was in respect of 3G networks and the reminder was in respect of 2.5G and 2G networks.

The following table sets forth as of December 31, 2002, how scheduled draw-downs are expected to reduce outstanding financing commitments. Draw-downs under existing financing commitments are estimated to amount to SEK 3 billion during 2003. This is mainly due to delayed deployment of the 3G projects supported by Ericsson financing.

	Less than	1–3	4–5	5 years
(SEK billion)	1 year	years	years	and more	Total
Financing commitments 1)	3.0	11.0	0.0	0.0	14.0

1)	Financing commitments refer to credit arrangements with Ericsson or a third-party as lender.

Financial Credit Risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their obligations. Ericsson Treasury Services mitigates these risks by investing excess liquidity primarily in government bonds and treasury bills, commercial papers and corporate bonds, with short-term ratings of at least A-2/P-2 and long-term ratings of at least A. No credit losses were incurred during 2002.

        External investments through Ericsson Treasury Services

	As of December 31,
(SEK billion)	2001	2002
Security
Treasury Bills	19.3	23.9
Cash and Bank Deposits	11.7	11.5
Commercial Paper	11.1	14.5
Floating Rate Notes	1.9	5.3
Mortgage CP	0.0	1.2
Corporate Bonds	1.0	1.4
Treasury Bonds	2.9	1.5
Mortgage Bonds	0.2	0.0

Total	48.1	59.3

Ericsson Treasury Services’ exposure in derivative instruments is, for operational and risk management purposes, valued at market daily and expressed as a liability to, or receivable from, each counterpart. Netting contracts (ISDA agreements) are in force for all counterparts, substantially reducing the risk.

COUNTRY RISK

Country risk measures Swedish companies’ risk in relation to all foreign receivables and guarantees, equity investments plus retained earnings in foreign subsidiaries and associated companies and lending from the internal bank to foreign subsidiaries. The country risk measures risk on a gross basis and cannot be compared with consolidated balance sheet items.

        Total risk by geographical area

	As of December 31,
(SEK billion and percent)	2001	2002
Total risk	139	97
Geographical Area
Europe, Middle East & Africa	45%	49%
North America	18%	16%
Latin America	22%	22%
Asia Pacific	15%	13%

Total	100%	100%

Tax, currency and other legal and economic restrictions in certain countries can affect our ability to transfer funds within the group and to provide funding to certain subsidiaries. However, the impact of such restrictions is currently very limited.

FUNDING AND LIQUIDITY RISK

We maintain sufficient liquidity through cash management, investments in highly liquid fixed income securities, and by having sufficient committed and uncommitted credit lines in place for potential funding needs.

We define liquidity as cash and short-term investments up to twelve months. Under US GAAP, liquidity is defined as cash and short-term investments up to three months. During 2002, liquidity decreased by SEK 2.7 billion to SEK 66.2 billion and net liquidity, after deduction of short-term interest bearing financial liabilities, increased by SEK 9.5 billion to SEK 52.7 billion, mainly due to the SEK 29 billion of net proceeds from the rights issue in September.

We finance our operations externally principally by borrowing directly in the Swedish and international bank and debt capital markets.

        Funding programs and long-term committed credit facilities, available and utilized

	As of December 31, 2002
(SEK billion)	Amount	Utilized	Available
Euro Medium Term Note program (USD 5,000m) 1) 2)	43.9	34.8	9.1
US Commercial Paper program (USD 1,000m) 1)	8.8	0	8.8
Euro Commercial Paper program (USD 1,500m) 1)	13.2	0	13.2
Swedish Commercial Paper program (SEK 5,000m) 1)	5.0	0	5.0
Long-term Committed Credit Facilities (USD 1,000m)	8.7	0	8.7
Long-term Committed Credit Facilities (USD 600m) 2)	5.3	0	5.3

Total year-end 2002	84.9	34.8	50.1
Total year-end 2001	101.7	46.1	55.6

1)	“Amount” reflect terms of facilities. However, our access to commercial paper and bond markets may be effectively limited due to our credit ratings and market conditions.
2)	USD 600 million (SEK 5.3 billion) of long-term committed credit facilities and two issuances of notes of EUR 2 billion and GBP 226 million (SEK 21.5 billion in total) issued under our Euro Medium Term Note program have interest rates linked to our credit rating.

Our aggregate outstanding interest bearing liabilities were SEK 60.6 billion as of December 31, 2002. Long-term interest bearing debt was SEK 58.2 billion, comprising long-term debt of SEK 47.2 billion (including current maturities of long-term debt of SEK 11.1 billion), with an average maturity of three years, and provisions for pensions and similar commitments of SEK 11.0 billion. Long-term debt consisted mainly of borrowings under our Euro Medium Term Note program. Short-term interest bearing liabilities were SEK 2.4 billion with average maturity of three months. Short-term borrowing consisted primarily of bank overdrafts, bank loans and other short-term financial loans.

We have a USD 5.0 billion Euro Medium Term Note program of which USD 4.0 billion was utilized at December 31, 2002. Issuances under this program are denominated in EUR, USD, SEK and GBP and have an average maturity of three years. The rating downgrades since January 2002 caused an estimated increase in funding costs of approximately SEK 550 million per year relating to two issuances of notes of EUR 2 billion and GBP 226 million (SEK 21.5 billion in total) under the program. No new long-term debt was issued under the program during 2002.

Of the USD 1.6 billion (SEK 14.0 billion) long-term committed credit facilities available to us as of December 31, 2002, our USD 600 million long-term committed credit facility has interest rates linked to our credit rating as well as certain financial covenants, which we need to comply with in order to draw-down funds under the facility. Pursuant to these covenants, prior to any draw-down, our net debt may not exceed USD 4.5 billion and our payment readiness must be at least USD 3.0 billion. Additionally, after June 30, 2004, our net debt to EBITDA may not exceed 3 to 1. The nine downgrades occurring since beginning of 2002 have triggered additional annual commitment fees of SEK 17 million per year relating to our undrawn USD 600 million facility. This facility was amended in June 2002 to replace certain financial covenants linked to our credit rating with other financial covenants. According to the amended terms, a subsequent downgrade from current rating levels will not result in any additional increase in costs.

In October 2001, we entered into a EUR 400 million (approximately SEK 3.6 billion) long-term committed credit facility, but in February 2002, this facility became unavailable to us after Moody’s lowered our credit rating from Baa1 to Baa2 and it is not included in our total long-term committed facilities. Our short-term borrowing requirements typically peak in the middle of each quarter. Historically, we have relied on our commercial paper programs in the Swedish, European and U.S. markets to satisfy short-term liquidity needs. As of December 31, 2002, our total programs amounted to the equivalent of SEK 27 billion. However, our access to liquidity under these programs is now limited. Our access to funding has decreased and may continue to decrease or become more expensive as a result of our operational and financial performance and market conditions. Currently and in the near term we anticipate using our cash position to satisfy short-term liquidity requirements.

In December 2001, we entered into a one-year financial lease agreement of USD 744 million (SEK 6.5 billion). The entity owning these assets was acquired in December 2002 by the Parent Company.

We have a securitization program amounting to USD 250 million with Eureka Securitization plc, under which we sell trade receivables in the U.S., UK, Dutch and German markets at an effective cost of one month LIBOR + 150 BP on a fully drawn basis. The program is settled on a weekly basis with new receivables sold to replace those collected during the week. Eureka Securitization plc is externally managed and funded in the commercial paper market. As of December 31, 2002, the program was not utilized. The program is currently under review following the Moody’s rating downgrade of Ericsson from Ba2 to B1 in February 2003.

Our long-term objective is to have a payment readiness of between 7 and 10 percent of net sales to adapt to changes in liquidity requirements. Payment readiness is an internal measure, defined as net liquidity plus long-term unused credit facilities (excluding undrawn committed facilities where we are not able to meet borrowing conditions) expressed as percentage of net sales. During periods of increased uncertainty, the payment readiness target may be significantly higher. As of December 31, 2002, payment readiness had increased to SEK 67.1 billion, corresponding to 46 percent of net sales, compared to SEK 65.5 billion, corresponding to 28 percent of net sales, as of December 31, 2001. The increase in percent is largely an effect of lower net sales. The net proceeds of SEK 29 billion from the rights issue in September had a positive effect on payment readiness.

To support the long-term payment readiness objective, our policy stipulates that the greater part of borrowings should be long-term or covered by long-term credit facilities.

After the downgrade in February 2003, by Moody’s, our long-term credit rating is currently B1 (Moody’s) and BB (Standard & Poor’s), both with negative outlook. The current ratings by Moody’s and Standard & Poor’s are considered to be below investment grade.

Since the beginning of 2002, our long-term credit ratings have been downgraded nine times:

        Credit rating

Date	Moody’s	Standard & Poor’s
January 1, 2002	Baa1	BBB	+
February 18	Baa2
May 16		BBB
June 17	Baa3
July 22		BBB	–
July 26	Ba1
August 1		BB	+
September 12	Ba2
November 7		BB
February 17, 2003	B1

On June 17, 2002, Moody’s lowered our short-term credit rating from P-2 to P-3, and on July 26, 2002, Moody’s, lowered our short-term credit rating from P-3 to NP. On May 16, 2002, Standard & Poor’s lowered our short-term credit rating from A-2 to A-3, and on August 1, 2002, Standard & Poor’s lowered our short-term credit rating from A-3 to B.

Given the current market conditions in the telecommunications industry and the uncertainty of the outlook for the industry, it is possible that we may suffer additional downgrades. If our credit rating further deteriorates, we will incur additional interest expenses. A downgrade from current rating to B2 by Moody’s or BB– by Standard & Poor’s would have an aggregate impact on our annual funding costs of SEK 55 million solely in respect of notes outstanding under our Euro Medium Term Note program. If we are unable to comply with financial ratio covenants, we may need to repay or refinance the related debt and/or other debt which contains cross default provisions. This may have a materially adverse impact on our financial condition.

Item 12:    Description of Securities other than Equity Securities

Not applicable

PART II

Item 13:    Defaults, Dividend Averages and Delinquencies

Not applicable

Item 14:    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15:    Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s United States Securities Act of 1933, as amended, and United States Securities Exchange Act of 1934, as amended, reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Within 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on the foregoing, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective in timely identifying material information potentially required to be included in the Company’s SEC filings.

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed its evaluation.

Item 16:    Reserved

PART III

Item 17:    Financial Statements

The following financial statements are filed as part of this Annual Report on Form 20–F:

Item 18:    Financial Statements

We have responded to “Item 17: Financial Statements” in lieu of responding to this Item.

Item 19:    Exhibits

Exhibit Number	Description of Exhibit

1	Translation of the Articles of Association. 1)

4.1	Core DCP Master Purchase Agreement, dated as of August 28, 2001, entered into by and between Telefonaktiebolaget Ericsson and Sony Ericsson Mobile Communications AB. 1)

4.2	DNTC Master Purchase Agreement, dated as of August 28, 2001, entered into by and between Sony Corporation and Sony Ericsson Mobile Communications AB. 1)

6	Calculation of Earnings per share:

Please see Item 17, Accounting principles and notes to the financial statements.

8	List of the Company’s subsidiaries.

Please see Item 17, note 9.

1)	Previously filed on May 24, 2002.

Report of Independent Accountants

To the Board of Directors and Stockholders of Telefonaktiebolaget LM Ericsson (publ)

In our opinion, the accompanying consolidated and parent company balance sheets and the related consolidated and parent company income statements, statements of cash flows and stockholders’ equity present fairly, in all material respects, the financial position of Telefonaktiebolaget LM Ericsson (publ) and its subsidiaries at December 31, 2001 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Sweden. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with auditing standards generally accepted in Sweden and the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the Accounting Principles note to the financial statements, with effect from January 1, 2002, the Company prospectively adopted RR15, “Intangible Assets”.

Accounting principles generally accepted in Sweden vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income (loss) expressed in Swedish Kronor for each of the three years in the period ended December 31, 2002 and the determination of consolidated stockholders’ equity and consolidated financial position also expressed in Swedish Kronor at December 31, 2000, 2001 and 2002 to the extent summarized in Note 29 to the consolidated financial statements.

PricewaterhouseCoopers AB

Stockholm, Sweden

February 3, 2003

CONSOLIDATED INCOME STATEMENT

Years ended December 31, SEK million	Notes	2002	2001 2)	2000 2)
Net sales	1	145,773	231,839	273,569
Cost of sales		–98,635	–165,555	–172,892
Restructuring costs		–5,589	–8,345	–7,500

Gross margin		41,549	57,939	93,177
Research and development and other technical expenses		–29,331	–43,094	–41,421
Selling expenses		–20,422	–30,844	–35,197
Administrative expenses		–9,556	–12,409	–13,311
Capitalization of development expenses, net		3,200	—	—
Restructuring costs		–6,292	–6,655	–500

Total operating expenses		–62,401	–93,002	–90,429
Other operating revenues	2	543	8,398	27,983
Share in earnings of joint ventures and associated companies	8	–1,220	–715	97
Restructuring costs net, Phones		230	—	—

Operating income 1)		–21,299	–27,380	30,828

Financial income	3	4,253	4,815	3,698
Financial expenses	3	–5,789	–6,589	–4,887

Income after financial items		–22,835	–29,154	29,639
Minority interest in income before taxes		–488	–1,155	–947

Income before taxes 1)		–23,323	–30,309	28,692
Taxes
Income taxes for the year	4	4,165	8,813	–7,998
Minority interest in taxes		145	232	324
Net income		–19,013	–21,264	21,018

Average number of shares, basic million		12,573	10,950	10,896
Average number of shares, diluted million		12,684	11,072	11,100
Earnings per share, basic SEK	5	–1.51	–1.94	1.93
Earnings per share, diluted SEK	5	–1.51	–1.94	1.91

1) Of which items affecting comparability
Non-operational capital gains/losses, net		–42	347	5,933
Capital gain, Juniper		—	5,453	15,383
Pension refund		—	—	1,100
Restructuring costs, net		–11,962	–15,000	–8,000
Capitalization of development expenses, net		3,200	—	—

Total		–8,804	–9,200	14,416

2)	Income statement as reported in 2000 and 2001. Restated for changed accounting principles in Sweden 2002 regarding consolidation of companies according to new RR1.

CONSOLIDATED BALANCE SHEET

December 31, SEK million	Notes	2002	2001 2)
Assets
Fixed assets
Intangible assets	6	12,609	13,066
Tangible assets	7,23,24	9,964	16,641
Financial assets	8
Equity in joint ventures and associated companies		1,835	3,135
Other investments		2,243	3,101
Long-term customer financing		12,283	7,933
Deferred tax assets		24,533	9,591
Other long-term receivables		2,132	6,980

		65,599	60,447

Current assets
Inventories	10	13,419	24,910
Receivables
Accounts receivable – trade	11	36,538	57,236
Short-term customer financing		1,680	6,833
Other receivables	13	24,817	39,171
Short-term cash investments		48,252	36,046
Cash and bank		17,962	32,878

		142,668	197,074

Total assets		208,267	257,521

Stockholders’ equity, provisions and liabilities
Stockholders’ equity	14
Capital stock		15,974	8,066
Reserves not available for distribution		39,950	29,593

Restricted equity		55,924	37,659
Retained earnings		36,696	52,192
Net income		–19,013	–21,264

Non-restricted equity		17,683	30,928

		73,607	68,587

Minority interest in consolidated subsidiaries		2,469	3,653

Provisions
Pensions	16	10,997	10,104
Other provisions	16	21,357	22,831

		32,354	32,935

Long-term liabilities	17,20
Notes and bond loans		33,074	41,656
Convertible debentures		—	4,437
Liabilities to financial institutions		3,043	7,906
Other long-term liabilities		949	887

		37,066	54,886

Current liabilities
Current maturities of long-term debt		11,083	3,622
Current liabilities to financial institutions	18	2,392	22,068
Advances from customers		2,672	4,803
Accounts payable—trade		12,469	19,511
Income tax liabilities		619	1,856
Other current liabilities	19	33,536	45,600

		62,771	97,460

Total stockholders’ equity, provisions and liabilities1)		208,267	257,521

Assets pledged as collateral	20	2,800	10,857
Contingent liabilities	21	3,116	12,299

1)	Of which total interest-bearing provisions and liabilities 60,617 (89,879), of which current portion 13,475 (25,690).
2)	Restated for changed accounting principles in Sweden 2002 regarding consolidation of companies according to new RR1.

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31, SEK million	Notes	2002	2001 1)	2000 1)
OPERATIONS	22
Net income		–19,013	–21,264	21,018
Adjustments to reconcile net income to cash
Depreciation and amortization		6,537	7,828	11,020
Taxes		–9,171	–16,983	1,873
Capital gains/losses on sale of fixed assets, net		721	–6,126	–25,278
Other non-cash items		81	1,724	574
Changes in operating net assets
Inventories		8,599	20,103	–18,305
Customer financing, short-term and long-term		–2,140	3,903	–2,752
Accounts receivable—trade		9,839	19,653	–10,404
Other operating assets, provisions and liabilities, net		–5,541	–7,420	8,135

Cash flow from operating activities		–10,088	1,418	–14,119

INVESTMENTS
Investments in tangible assets		–2,738	–8,726	–12,643
Sales of tangible assets	22	2,977	10,155	6,415
Acquisitions/sales of other investments, net	22	2,703	5,393	22,643
Capitalization of development expenses		–3,442	—	—
Net change in capital contributed by minority		503	–83	13
Other		2,981	–1,488	–1,959

Cash flow from investing activities		2,984	5,251	14,469

Cash flow before financing activities		–7,104	6,669	350

FINANCING	22
Changes in current liabilities to financial institutions, net		–17,168	3,343	4,929
Issue of convertible debentures		—	—	1,048
Proceeds from issuance of other long-term debt		540	35,169	5,206
Repayment of long-term debt		–6,072	–8,470	–3,622
Stock issue		28,940	155	—
Gain on sale of own stock options and convertible debentures		—	—	2,018
Sale/repurchase of own stock		2	–156	–386
Dividends paid		–645	–4,295	–4,179

Cash flow from financing activities		5,597	25,746	5,014

Effect of exchange rate changes on cash		–1,203	738	438

Net change in cash and cash equivalents		–2,710	33,153	5,802

Cash and cash equivalents, beginning of period		68,924	35,771	29,969

Cash and cash equivalents, end of period		66,214	68,924	35,771

1)	Restated for changed accounting principles in Sweden 2002 regarding consolidation of companies according to new RR1.

CONSOLIDATED STOCKHOLDERS’ EQUITY

Years ended December 31, SEK million	2002	2001	2000
Opening Balance	68,587	91,686	69,176
Stock issue, net	28,940	155	—
Sale of own stock	2	—	—
Stock purchase plan	12	—	—
Conversion of debentures	—	11	1,915
Repurchase of own stock	—	–156	–386
Dividends paid	—	–3,954	–3,919
Gains on sale of own options and convertible debentures	—	—	2,018
Changes in cumulative translation effects due to changes in foreign currency exchange rates	–4,921	2,110	1,975
Net income	–19,013	–21,264	21,018
Other changes	—	–1	–111

Closing balance	73,607	68,587	91,686

PARENT COMPANY INCOME STATEMENT

Years ended December 31, SEK million	Notes	2002	2001	2000
Net sales	1	2,017	1,374	1,195
Cost of sales		–2,358	–1,547	–1,669

Gross margin		–341	–173	–474
Research and development and other technical expenses		–37	–70	–166
Selling expenses		–3,099	–3,446	–1,581
Administrative expenses		–1,345	–1,386	–1,142
Other operating revenues	2	2,769	3,066	3,061

Operating income		–2,053	–2,009	–302

Financial income	3	12,997	19,224	12,352
Financial expenses	3	–8,620	–23,645	–3,090

Income after financial items		2,324	–6,430	8,960
Transfers from untaxed reserves
Changes in depreciation in excess of plan	15	20	4	74
Changes in other untaxed reserves	15	1,977	1,172	70

		1,997	1,176	144
Contributions to (–)/from subsidiaries, net		–2,184	115	700

Income before taxes		2,137	–5,139	9,804
Income taxes for the year	4	–1,027	393	–784

Net income		1,110	–4,746	9,020

PARENT COMPANY BALANCE SHEET

December 31, SEK million	Notes	2002	2001
Assets
Fixed assets
Intangible assets	6	79	111
Tangible assets	7,24	38	61
Financial assets
Investments
Subsidiaries	8,9	50,600	44,483
Joint ventures and associated companies	8,9	3,210	3,725
Other investments	8	39	54
Receivables from subsidiaries	12	20,916	29,673
Long-term customer financing	8	9,099	1,894
Other long-term financial assets	8	905	2,919

		84,886	82,920

Current assets
Inventories	10	2	2
Receivables
Accounts receivable—trade	11	98	805
Short-term customer financing		1,156	2,197
Receivables from subsidiaries	12	27,735	54,495
Other receivables	13	13,133	10,237
Short-term cash investments		47,752	36,399
Cash and bank		11,563	12,616

		101,439	116,751

Total assets		186,325	199,671

Stockholders’ equity, provisions and liabilities
Stockholders’ equity	14
Capital stock		15,974	8,066
Share premium reserve		24,726	3,694
Revaluation reserve		20	20
Statutory reserve		6,741	6,741

Restricted equity		47,461	18,521
Retained earnings		13,291	18,035
Net income		1,110	–4,746

Non-restricted equity		14,401	13,289

		61,862	31,810

Untaxed reserves	15	2,089	4,086

Provisions	16	3,586	5,055

Long-term liabilities
Notes and bond loans	17	33,074	41,656
Convertible debentures	17	—	4,437
Liabilities to financial institutions	17	411	272
Liabilities to subsidiaries	12,17	18,716	45,574
Other long-term liabilities	17	102	128

		52,303	92,067

Current liabilities
Current maturities of long-term debt		10,931	3,344
Current liabilities to financial institutions	18	21	318
Advances from customers		14	17
Accounts payable—trade		264	807
Liabilities to subsidiaries	12	47,022	57,376
Income tax liability		306	—
Other current liabilities	19	7,927	4,791

		66,485	66,653

Total stockholders’ equity, provisions and liabilities		186,325	199,671

Assets pledged as collateral	20	1,918	1,493
Contingent liabilities	21	16,587	23,597

PARENT COMPANY STATEMENT OF CASH FLOWS

Years ended December 31, SEK million	Notes	2002	2001	2000
OPERATIONS	22
Net income		1,110	–4,746	9,020
Adjustments to reconcile net income to cash
Depreciation and amortization		49	56	56
Write-downs and capital gains (-)/losses on sale of fixed assets		3,792	18,983	–2,268
Appropriations to/transfers from (-) untaxed reserves		–1,997	–1,176	–144
Unsettled contributions from (-)/to subsidiaries		2,254	38	–190
Unsettled dividends		–3,108	–3,700	–3,800
Deferred taxes		347	–612	113
Changes in operating net assets
Inventories		—	1	2
Customer financing, short-term and long-term		–6,164	2,858	–514
Accounts receivable—trade		1,399	–1,373	–708
Other operating assets, provisions and liabilities, net		2,323	12,015	3,960

Cash flow from operating activities		5	22,344	5,527

INVESTMENTS
Investments in tangible assets		–2	–20	–91
Sales of tangible assets		7	23	331
Acquisitions/sales of other investments, net	22	–1,275	–9,196	–3,174
Lending, net		–6,503	–14,037	–24,086
Other		–2,219	–1,343	1,705

Cash flow used in investing activities		–9,992	–24,573	–25,315

Cash flow before financing activities		–9,987	–2,229	–19,788

FINANCING
Changes in current liabilities to financial institutions, net		–293	–4,400	3,797
Changes in current liabilities to subsidiaries		–3,666	8,980	29,628
Proceeds from issuance of other long-term debt		232	28,244	—
Repayment of long-term debt		–4,641	–3,582	–55
Stock issue		28,940	155	—
Repurchase of own stock		—	–156	–386
Sale of own stock		2	—	—
Dividends paid		–	–3,953	–3,918
Other		–287	94	–506

Cash flow from financing activities		20,287	25,382	28,560

Net change in cash and cash equivalents		10,300	23,153	8,772

Cash and cash equivalents, beginning of period		49,015	25,862	17,090

Cash and cash equivalents, end of period		59,315	49,015	25,862

PARENT COMPANY STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

Years ended December 31, SEK million	2002	2001	2000
Opening balance	31,810	39,484	32,835
Adjustments due to changes in accounting principles	—	1,017	—

Adjusted opening balance	31,810	40,501	32,835
Stock issue, net	28,940	155	—
Repurchase of own stock	—	–156	–386
Sale of own stock	2	—	—
Conversion of debentures	—	11	1,915
Capital discount	—	–1	–95
Proceeds from unclaimed stock dividend shares	—	—	1
Dividends paid	—	–3,954	–3,919
Net income	1,110	–4,746	9,133

Closing balance	61,862	31,810	39,484

Accounting Principles

The consolidated financial statements of Telefonaktiebolaget LM Ericsson and its subsidiaries (“the Company”) are prepared in accordance with accounting principles generally accepted in Sweden, applying the Swedish Financial Accounting Standards Council’s (Redovisningsrådet) recommendations (RR). These accounting principles differ in certain respects from generally accepted accounting principles in the United States (US GAAP). For a description of major differences as applicable to the Company’s financial statements, see Note 29.

In 2002 the following recommendations were adopted:

•	Consolidated Financial Statements (RR1:00)

•	Intangible assets (RR15)

•	Provisions, contingent liabilities and contingent assets (RR16)

•	Impairment of assets (RR17)

•	Earnings per share (RR18)

•	Discontinuing operations (RR19)

•	Interim financial reporting(RR20)

•	Borrowing costs (RR21)

•	Related party disclosure (RR23).

As a consequence of the adoption of RR1:00, certain finance companies previously accounted for under the equity method were consolidated. Previous years are restated. RR15 had a material positive effect on income for 2002. Only prospective application is allowed.

PARENT COMPANY

The financial statements of the Parent Company are also prepared in accordance with accounting principles generally accepted in Sweden. Investments in subsidiary and associated companies are accounted for on a cost basis. Parent Company income includes dividends received from subsidiaries and other inter-company revenues and costs, which are eliminated in the consolidated accounts.

RESTATEMENT OF FINANCIAL STATEMENTS

As from January 1, 2002, Ericsson consolidates certain finance companies previously accounted for under the equity method. The consolidated financial statements for 2000 and 2001 have been restated. In accordance with RR 1:00, these companies were consolidated by the Company since it retains the majority of the residual or ownership risks of the entity. The entities were previously not consolidated by the Company since Ericsson does not own a majority of the voting power or control the companies through an agreement with the other shareholders, which were requirements for consolidation in the previous standard, RR 1:96, followed by Ericsson through 2001. The Parent Company financial statements have not been restated to reflect the changed classification of these entities to subsidiaries.

The adoption of RR 1:00 has not resulted in any change to net income (loss) or stockholders’ equity for year 2000 or 2001. The restatement of the balance sheet resulted in an increase in consolidated total assets (primarily short-term and long-term customer financing) and an increase in consolidated total liabilities (primarily current and long-term liabilities to financial institutions) of SEK 7,465 million as of December 31, 2001 and SEK 12,968 million as of December 31, 2000. The restatement was already made in our 2001 Annual Report on Form 20-F.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Parent Company and all subsidiaries. Subsidiaries are all companies in which the Company has an ownership and directly or indirectly has a voting majority or by agreement has a decisive influence or it retains the majority of the residual or ownership risk of the entity. Intercompany transactions have been eliminated.

The consolidated financial statements have been prepared in accordance with the purchase method, whereby consolidated stockholders’ equity includes equity in subsidiaries and associated companies earned only after their acquisition.

In the consolidated Income Statement, minority interests are, in deviation from RR1:00, divided into two items; share in income before taxes and share in taxes. The reason is that this method gives a more fair view of the important measure Income before taxes.

Material investments in associated companies, including joint ventures, where voting stock interest is at least 20 percent but not more than 50 percent, are accounted for according to the equity method. Ericsson’s share of income before tax in these companies is reported in item “Share in earnings of joint ventures and associated companies”, included in Operating Income. Taxes are included in item “Taxes”. Unrealized internal profits in inventory in associated companies purchased from subsidiaries are eliminated in proportion to ownership in the consolidated accounts. Investments in associated companies are shown at equity after adjustments for unrealized intercompany profits and unamortized goodwill (see Goodwill below).

Undistributed earnings of associated companies included in consolidated restricted equity are reported as “Equity proportion reserve”, as detailed in Note 14. Minor investments in associated companies and all other investments are accounted for as Other investments, and carried at the lower of cost or fair value.

GOODWILL

Goodwill, positive and negative, resulting from acquisitions of consolidated companies is amortized/reversed according to individual assessment of each item’s estimated economic life, resulting in amortization periods of up to 20 years. Depending on the nature of the acquisition, goodwill amortization is reported under “Research and development and other technical expenses”, “Selling expenses” or “Administrative expenses”.

TRANSLATION OF FINANCIAL STATEMENTS IN FOREIGN CURRENCY

For most subsidiaries, joint ventures and associated companies, the local currency is the currency in which the companies primarily generate and expend cash, and is thus considered their functional (business) currency. Their financial statements plus goodwill related to such companies, if any, are translated to SEK using the current method, whereby any translation adjustments are reported directly to consolidated stockholders’ equity. When a company accounted for in accordance with these principles is sold, accumulated translation adjustments are included in consolidated income.

Financial statements of companies with finance activities and other companies, having such close relations with the Swedish operations that their functional currency is considered to be SEK, are translated using the monetary method. Adjustments from translation of financial statements of these companies are included in the consolidated Income Statement (see Note 14).

Financial statements of companies operating, for example, in countries with highly inflationary economies, whose functional currency is considered to be a currency other than the local currency, are translated in two steps. In the first step, remeasurement is made into the functional currency. Gains and losses resulting from this remeasurement are included in the consolidated income statement. In the second step, from the functional currency to SEK, balance sheet items are translated at year-end exchange rates, and income statement items at the average rates of exchange during the year. The resulting translation adjustments are reported directly against consolidated stockholders’ equity. The remeasurement method gives a more fair view of these financial statements than a translation directly to SEK, since companies concerned operate in de facto USD- or EUR-based economies.

TRANSLATION OF FOREIGN CURRENCY ITEMS IN INDIVIDUAL COMPANIES

In the financial statements, receivables and liabilities in foreign currencies have been translated at year-end exchange rates.

Gains and losses on foreign exchange are divided into operational and financial. Net operational gains and losses are included in “Cost of sales”. Gains and losses on foreign exchange attributable to financial assets are included in financial income, and gains and losses related to financial liabilities are included in financial expenses.

Translation effects related to permanent financing of foreign subsidiaries are reported directly to consolidated stockholders’ equity, net of tax effects.

VALUATION OF AND ACCOUNTING FOR FINANCIAL INSTRUMENTS

Short-term cash investments held by companies other than Ericsson Treasury Services AB are valued at the lowest of acquisition cost plus accrued interest and market value.

Short-term investments, interest related derivatives and foreign exchange derivatives in Ericsson Treasury Services AB are valued to the lowest of total acquisition cost and total market value in accordance with the lower of cost or market principle. Unrealized interest rate gains are reserved.

For companies other than Ericsson Treasury Services AB derivative instruments are used mainly to hedge financial, interest and currency risks. Foreign exchange derivatives hedging certain positions have been valued in a manner reflecting the accounting for the hedged position. Interest rate-related derivatives linked to specific investments or loans or which are applied to hedge interest rate positions are valued in the same manner as the hedged position.

Gains and losses from derivatives in Ericsson Treasury Services AB are reported net as other financial income/expenses. For other companies, gains and losses are reported in the same manner as the underlying position.

When a transaction hedged in advance ceases to be an exposure, the hedge is closed. As a result, deviations between actual and hedged flows are recognized in income as soon as they are identified.

Financial assets and liabilities are reported net when a legally enforceable right for set-off exists and there is intent to settle on a net basis or to realize the asset and settle the liability at the same time.

INTANGIBLE AND TANGIBLE FIXED ASSETS

Intangible and tangible fixed assets are stated at cost less accumulated depreciation, adjusted with net value of revaluations.

Annual depreciation is reported as plan depreciation, generally using the straight-line method, with estimated useful lives of, in general, 40 years on buildings, 20 years on land improvements, 3 to 10 years on machinery and equipment, and up to 5 years on rental equipment. Intangible assets are amortized over a period of maximum 5 years. See Goodwill above for amortization of goodwill. Amortization and depreciation is included in “Cost of Sales” and in the respective functional operating expenses.

The costs of computer software developed or obtained for internal use as well as the costs incurred for the development of software that will be sold, leased or otherwise marketed are, in accordance with RR15, capitalized as intangible assets when technological feasibility has been established and when future economic benefits can be demonstrated. See also Research and Development Costs.

Impairment reviews of tangible and intangible fixed assets, including goodwill, are performed whenever there is an indication of possible impairment. The carrying values of fixed assets, including goodwill related to those assets, are not considered to be recoverable when the expected discounted cash flows from those assets are less than their carrying values. An impairment loss is determined based on the amount by which the carrying value exceeds the fair value of those assets. Losses on fixed assets to be disposed of are determined in a similar manner, taking into account the selling price reduced by the costs of disposal.

INVENTORIES

Inventories are valued at the lower of cost or market on a first-in, first-out (FIFO) basis. Consideration has been given to risks of obsolescence.

RECEIVABLES

Receivables are reported at anticipated realizable value.

Sales of trade receivables and customer financing accounts are reflected as a reduction of receivables in the balance sheets and the proceeds received are included in cash flows from operating activities.

For sale of receivables with recourse a provision has been recorded for the estimated value of the recourse liability. The excess of the recourse obligation over the recorded provision is included in contingent liabilities.

REVENUE RECOGNITION

The majority of our products and services are sold as a part of a contract. The nature of the products and services being sold, and the contractual terms taken as a whole, determine the appropriate revenue recognition method.

Sales revenues are recorded net of value added taxes, goods returned, trade discounts and allowances.

Revenue from hardware is recognized with reference to all significant contractual terms when there is persuasive evidence of an arrangement, when the product has been delivered, when the fee is fixed and determinable and when collection is reasonably assured and provided that there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from software is also recognized with reference to all significant contractual terms when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable and when collection is reasonably assured.

For delivery-type contracts that have multiple elements, revenue is allocated to each element based on evidence of fair values. When vendor specific objective evidence of fair value is not available for all elements we defer the recognition of revenue until all elements have been delivered or evidence of fair value exists for the undelivered elements. We do not generally provide extended payment terms but may provide customer financing on construction-type contracts.

Revenues from construction-type contracts are generally recognized using the percentage-of-completion method. Completion is measured using either the milestone output method or the cost-to-cost method. The terms of construction-type contracts generally define certain milestones which, in addition to providing basis for progress billing, are also the basis of measuring the degree of completion of the contract. Revenues from contracts associated with new technology are not recognized until specified functionality has been achieved, customer acceptance has been obtained and other contractual terms have been satisfied. The profitability of long-term contracts is periodically assessed and revised, if necessary, based on changes in circumstances. Provisions for losses are immediately recorded when such losses become known.

Revenue for maintenance services, including post-contract customer support, is recognized ratably over the contract term. Revenue for training, consulting, engineering, installation and other services is generally recognized when these services are performed.

Customer contracts include a high degree of integration between different products, software and services, and are often a mix of construction-type contracts and normal delivery-type contracts. A disclosure in accordance with RR10, §39a, and RR11, §35b, regarding the amounts for different categories of revenue is considered not meaningful and is not calculated by the Company.

For sales between consolidated companies, the same pricing is normally applied as in transactions with other customers, taking into account, however, that certain costs do not arise in transactions between affiliated companies.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to expense as incurred. However, the costs incurred for the development of software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in technologies. Costs that are capitalized include direct labor and related overhead. Amortization of capitalized development costs begins when the product is available for general release. Amortization is made on a product-by-product basis according to either the straight-line method over periods not exceeding five years or the sales ratio method. Unamortized capitalized development costs determined to be in excess of net realizable value are expensed immediately.

Research and development costs directly related to orders from customers are accounted for as a part of cost of sales.

LEASING

Financial leasing contracts are capitalized and reported as tangible assets and as other current liabilities and other long-term liabilities.

DEFERRED TAX

The Group and, as from 2001, also the Parent Company report deferred taxes attributable to temporary differences between the book value of assets and liabilities and their tax value, and also deferred tax receivables attributable to unutilized loss carryforwards to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilized.

Appropriations and Untaxed reserves are not reported in the consolidated financial statements. Such items reported by consolidated companies have been reversed, applying the current tax rate applicable in each country. The deferred tax so calculated is included in the consolidated income statement in Income taxes for the year. The after-tax effect is stated in the income statement as part of net income for the year, and in the balance sheet as restricted stockholders’ equity.

Deferred tax assets and liabilities are, in deviation from RR9, reported as current and long-term in the balance sheet, since the Company considers that this method gives a more fair view of the Company’s financial position.

The accumulated deferred tax liability is adjusted each year by applying the current tax rate in each country and is reported in the consolidated balance sheet as Deferred tax. An adjustment of deferred tax liability attributable to changes in tax rates is included in the consolidated income statement in Income taxes for the year.

Deferred tax assets on internal profit in inventory are calculated to reflect the tax effect in the periods in which the temporary differences are expected to be reversed.

STATEMENT OF CASH FLOWS

Foreign subsidiaries’ transactions are translated at the average exchange rate during the period. Subsidiaries purchased and/or sold, net of cash acquired/sold, are reported as cash flow from investment activities and do not affect reported cash flow from operations.

Cash and cash equivalents consist of cash, bank and short-term investments due within 12 months.

EMPLOYEE STOCK OPTIONS AND STOCK PURCHASE PLAN

No compensation cost is recognized for any of our current stock option plans, as the employee strike price is equal to the market price at grant date. When the options are exercised, however, social security charges are to be paid, in certain countries, on the value of the employee benefit; based on the difference between the market price of the share and the strike price. During the vesting period, preliminary costs for such social security charges are accrued. In some plans, these costs are reduced by income from related hedging arrangements.

For the stock purchase plan, a compensation cost, based on market price of the share at the employee’s investment date, is recognized in the income statement and accrued during the vesting period. When shares are matched, social security charges are to be paid in certain countries on the value of the employee benefit. The employee benefit is based on the share’s market value at the matching date. During the vesting period, preliminary social security charges are accrued.

EARNINGS PER SHARE

Basic earnings per share are calculated by dividing net income by the average number of shares outstanding during the year.

Diluted earnings per share are calculated by dividing adjusted net income by the sum of the average number of shares outstanding plus all additional shares that would have been outstanding if all convertible debentures were converted and stock options were exercised (potential ordinary shares). Net income is adjusted by reversal of interest expense for convertible debentures net of tax.

Potential ordinary shares are treated as dilutive when, and only when, their conversion to ordinary shares decrease net profit per share.

CHANGES IN ACCOUNTING PRINCIPLES IN 2003

The following new recommendations will be adopted by the Company in 2003:

•	Presentation of financial statements (RR22)

•	Investment property (RR24)

•	Segment reporting (RR25)

•	Events after the balance sheet date (RR26)

•	Financial instruments: Disclosure and presentation (RR27)

•	Accounting for Government Grants (RR28)

The recommendation Employee Benefits (RR29) will be adopted from January 1, 2004.

OPERATIONS ON COMMISSION BASIS REPORTED IN THE PARENT COMPANY

Ericsson Treasury Services AB and Ericsson Credit AB conducted their operations on commission basis for the Parent Company as in 2000 and 2001.

Notes to the financial statements

1    NET SALES BY MARKET AREA AND BUSINESS SEGMENT

Market areas

Consolidated			2002	2001	2000
Europe 1), Middle East & Africa			74,124	106,972	137,935
North America			23,068	31,379	35,193
Latin America			12,676	34,516	44,118
Asia Pacific			35,905	58,972	56,323

Total			145,773	231,839	273,569

1) Of which Sweden			8,303	7,341	8,732
1) Of which EU			43,396	66,561	94,293

Parent Company	2002	2001	2000
Europe 1), Middle East & Africa	1,715	1,143	1,055
North America	—	—	—
Latin America	302	231	107
Asia Pacific	—	—	33

Total	2,017	1,374	1,195

1) Of which Sweden	—	—	—
1) Of which EU	—	—	—

Parent Company sales are mainly related to business segment Systems.
Business segments
Consolidated			2002	2001	2000
Systems			131,955	187,777	194,747
of which Mobile Systems			120,256	154,343	158,083
of which Multi-Service Networks			11,699	33,434	36,664
Phones			—	23,567	56,279
Other operations			23,533	30,816	35,927
Less: Intersegment sales			–9,715	–10,321	–13,384

Total			145,773	231,839	273,569

Export from Sweden including internal sales			86,695	121,277	158,338

2    OTHER OPERATING REVENUES

Consolidated	2002	20011)	20001)
Gains on sales of intangible and tangible assets	166	1,962	2,107
Losses on sales of intangible and tangible assets	–251	–1,317	–731
Capital losses on tangible assets related to restructuring	–311	—	—
Gains on sales of investments and operations	267	5,830	24,133
Losses on sales of investments and operations	–593	–349	–231

Sub-total	–722	6,126	25,278

Commissions, license fees and other operating revenues	1,265	2,272	2,705

Total	543	8,398	27,983

1)	Income statement as reported in 2000 and 2001. Restated for changed accounting principles in Sweden 2002 regarding consolidation of companies according to new RR1.

Parent Company	2002	2001	2000
Commissions, license fees and other operating revenues	2,770	3,068	3,128
Net losses (–) on sales
of tangible assets	–1	–2	–67

Total	2,769	3,066	3,061

3    FINANCIAL INCOME AND EXPENSES

Consolidated	2002	2001	2000
Financial Income
Result from securities and receivables accounted for as fixed assets	1,049	2,677	2,393
Other interest income and similar profit/loss items	3,204	2,138	1,305

Total	4,253	4,815	3,698

Financial Expenses
Interest expenses and similar profit/loss items	5,789	6,589	4,887

Financial Net	–1,536	–1,774	–1,189

Swedish companies’ interest expenses on pension liabilities are included in the interest expenses shown above.

Parent Company	2002	2001	2000
Financial Income
Result from participations in subsidiaries Dividends 1)	5,077	14,442	6,531
Net gains on sales	20	7	228
Result from participations in associated companies
Dividends	48	23	125
Net gains/losses (–) on sales	—	–6	1,925
Result from other securities and receivables accounted for as fixed assets
Dividends	58	—	2
Net gains on sales	24	37	182
Other interest income and similar profit/loss items
Subsidiaries	3,346	3,674	2,253
Other 2)	4,424	1,047	1,106

Total	12,997	19,224	12,352

1)	Anticipated dividends amount to SEK 3,100 million in 2002, SEK 3,700 million in 2001 and SEK 3,800 million in 2000.
2)	Of the total amount, SEK 2,161 million in 2002, SEK –978 million in 2001 and SEK –596 million in 2000 is attributable to hedge of net investments in foreign subsidiaries.

Parent Company	2002	2001	2000
Financial Expenses
Losses on sales of participations in subsidiaries	—	5	—
Write-down of investments in subsidiaries	3,800	19,000	—
Losses on sales of participations in associated companies	35	12	—
Losses on sales of participations in other companies	2	—	—
Interest expenses and similar profit/loss items:
Subsidiaries	2,399	2,080	1,619
Other	2,370	2,536	1,452
Other financial expenses	14	12	19

Total	8,620	23,645	3,090

Financial Net	4,377	–4,421	9,262

Parent Company’s interest expenses on pension liabilities are included in the interest expenses shown above.

4    INCOME TAXES FOR THE YEAR

Income Statement

The following items are included in Income taxes for the year:

	Consolidated			Parent Company
	2002	2001	2000	2002	2001	2000
Current income taxes for the year	–2,579	–5,108	–8,920	–187	–241	–671
Current income taxes related to prior years	–1,456	216	–33	–493	22	—
Deferred income/expense (–) taxes related to temporary differences	7,996	13,680	1,008	–347	612	–113
Share of taxes in joint ventures and associated companies	204	25	–53	—	—	—

Income taxes for the year	4,165	8,813	–7,998	–1,027	393	–784

Deferred tax income and expenses

The amounts of deferred tax income and expenses are shown in the following table:

	Consolidated			Parent Company
	2002	2001	2000	2002	2001	2000
Deferred tax income	10,269	17,429	5,288	29	612	15
Deferred tax expenses	–2,273	–3,749	–4,325	–376	—	–128

Deferred taxes income/expense, net	7,996	13,680	963	–347	612	–113

Consolidated

Deferred income taxes refer to tax losses carryforwards by SEK 5,615 million (SEK 7,986 million in 2001, SEK 388 million in 2000) and to certain provisions for mainly restructuring, inventory write-down, warranty commitments and allowances for doubtful receivables.

Deferred tax expenses refer to reversal of temporary differences regarding certain provisions for restructuring and warranty commitments.

Parent Company

Deferred income taxes refer mainly to provision for certain pension obligations. Deferred tax expenses refer to reversal of temporary differences regarding provisions for customer financing commitments.

A reconciliation between actual tax income (–expense) for the year and the theoretical tax income (–expense) that would arise when applying the tax rate in Sweden, 28 percent of income before taxes, is shown in the table:

	Consolidated					Parent Company
	2002		2001		2000	2002	2001	2000
Income before taxes	–23,321		–30,309		28,692	2,137	–5,139	9,804
Tax rate in Sweden (28%)	6,530		8,487		–8,033	–598	1,439	–2,745
Effect of foreign tax rates	47		986		–730	—	—	—
Current income taxes related to prior years	–1,456		216		–33	–493	22	—
Tax effect of expenses that are non-deductible for tax purpose	–1,091		–864		–1,506	–584	–220	–136
Tax effect of income that are non-taxable for tax purpose	365		260		2,395	1,712	4,472	2,097
Tax effect of changes in tax rates	–21		83		—	—	—	—
Tax effect related to write-downs of investments in subsidiaries	—		—		—	–1,064	–5,320	—
Tax effect of tax losses carryforwards, net	–64		–123		233	—	—	—

Income taxes for the year	4,310	1)	9,045	1)	–7,674	–1,027	393	–784

1)	Of which minority interest in taxes SEK 145 million (SEK 232 million in 2001, SEK 324 million in 2000).

Consolidated

Income taxes related to prior years consist mainly of foreign withholding taxes that were not deductible due to insufficient taxable income, and due to rulings by Swedish tax authorities disallowing deductions of capital discounts on convertible debentures and other costs.

Tax effect of expenses that are non-deductible include amortization of goodwill, tax on capital discount and costs related to customer financing.

Parent Company

Income taxes related to prior years consist mainly of non-deductible capital discounts on convertible debentures and other costs.

Tax effect of expenses that are non-deductible refer mainly to costs related to customer financing, non-deductible group contribution and tax on capital discount.

Tax effect of income that are non-taxable refer mainly to dividends.

Balance sheet

Deferred tax assets and liabilities

Tax effects of temporary differences including unutilized tax loss carryforwards have resulted in deferred tax assets and liabilities as follows:

	Consolidated		Parent Company
	2002	2001	2002	2001
Deferred tax assets, current	1,514	11,321	591	771
Deferred tax assets, long-term	24,533	9,591	691	858
Deferred tax liabilities, current	233	346	—	—
Deferred tax liabilities, long-term	1,278	1,662	—	—

Consolidated

Deferred tax assets refer to tax loss carryforwards and temporary differences due to certain provisions for mainly restructuring, inventory write-down, warranty commitments and allowances for doubtful receivables. Deferred tax assets regarding tax losses carryforwards amount to SEK 13,567 million (SEK 8,525 million in 2001, SEK 515 million in 2000) of which SEK 143 million (SEK 335 million in 2001, SEK 306 million in 2000) is reported as current and SEK 13,424 million (SEK 8,190 million in 2001, SEK 209 million in 2000) is reported as long-term.

Deferred tax liabilities refer mainly to capitalization of software development costs.

Deferred tax assets are expected to be utilized as we believe Ericsson will be able to report sufficient taxable income in the future to benefit from these tax reductions. Most of the tax loss carryforwards are related to countries with long or indefinite periods of utilization, mainly Sweden. Of the SEK 13,567 million in deferred tax assets related to tax loss carryforwards, SEK 10,300 million will not expire until 2008 or later.

Parent Company

Deferred tax assets refer mainly to costs related to customer financing and certain pension obligations.

Investments in subsidiaries, joint ventures and associated companies

Due to losses in certain subsidiaries the book value of certain investment in those subsidiaries, joint ventures and associated companies are less than the tax value of these investments. However, since deferred tax assets have been reported with respect also to losses in these companies and due to the uncertainty as to which deductions can be realized in the future, with respect to the above differences between book and tax value, no additional deferred tax assets are reported for these differences.

Tax loss carryforwards

Deferred tax assets regarding unutilized tax loss carryforwards are reported to the extent that realization of the related tax benefit through the future taxable profits is probable also when considering the period during which these can be utilized, as described below.

At December 31, 2002, these unutilized tax loss carryforwards, amounted to SEK 45,782 million. The tax effect of the tax losses carryforwards is reported as assets.

The final years in which these loss carryforwards can be utilized are shown in the following table:

Year of expiration	2002
2003	417
2004	139
2005	180
2006	314
2007	388
2008 or later	44,344

Total	45,782

The Parent Company has no unutilized tax loss carryforwards

Tax effects reported directly to stockholders’ equity

Tax effects reported directly to stockholders’ equity amount to SEK 523 million (SEK 233 million 2001, SEK 140 million 2000).

5    EARNINGS PER SHARE

Consolidated	2002		2001 2)		2000 2)
Net income	–19,013		–21,264		21,018
Average number of shares (millions)	12,573		10,950		10,896
Earnings per share, basic 2)	–1.51		–1.94		1.93

Net income	–19,013		–21,264		21,018
Interest expenses on convertible debentures, net of income taxes	219		176		207

Net income after full conversion	–18,794		–21,088		21,225
Average number of shares after full conversion and exercise of stock options (million)	12,684		11,072		11,100
Earnings per share, diluted	–1.51	1)	–1.94	1)	1.91

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	2001 and 2000 adjusted for stock dividend element of stock issue.

6    INTANGIBLE ASSETS

Consolidated	Licenses, trademarks and similar rights	Patents and acquired research and development	Goodwill	Capitalized development costs, to be sold	Capitalized acquired development costs, for internal use	Capitalized internal development costs, for internal use	Total
Accumulated acquisition costs
Opening balance	1,566	1,338	15,740	—	—	—	18,644
Acquisitions/capitalization	106	165	—	3,074	220	148	3,713

Balances regarding acquired and sold companies	–21	—	–17	—	—	—	–38
Sales/disposals	–273	–370	–178	—	—	—	–821
Translation difference for the year	–59	–31	–2,611	—	—	—	–2,701

Closing balance	1,319	1,102	12,934	3,074	220	148	18,797

Accumulated amortization
Opening balance	–1,336	–583	–3,659	—	—	—	–5,578
Amortization for the year	–138	–191	–1,064	–223	–11	–8	–1,635
Balances regarding acquired and sold companies	4	—	17	—	—	—	21
Sales/disposals	212	360	7	—	—	—	579
Translation difference for the year	34	23	368	—	—	—	425

Closing balance	–1,224	–391	–4,331	–223	–11	–8	–6,188

Net carrying value	95	711	8,603	2,851	209	140	12,609

Parent Company	Patents, licenses trademarks and similar rights
Accumulated acquisition costs
Opening balance	216
Acquisitions	—

Closing balance	216

Accumulated amortization
Opening balance	–105
Amortization for the year	–32

Closing balance	–137

Net carrying value	79

7    TANGIBLE ASSETS

Consolidated	Land and buildings	Machinery and other technical assets	Other equipment, tools and installations	Construction in process and advance payments	Total
Accumulated acquisition costs
Opening balance	3,049	15,248	25,417	697	44,411
Acquisitions	207	431	1,859	241	2,738
Balances regarding acquired and sold companies	–73	–1,861	–418	–117	–2,469
Sales/disposals	–812	–2,874	–5,307	–53	–9,046
Reclassifications	–71	–22	583	–490	—
Translation difference for the year	–355	–752	–2,054	27	–3,134

Closing balance	1,945	10,170	20,080	305	32,500

Accumulated depreciation
Opening balance	–1,147	–9,335	–16,405	—	–26,887
Depreciation for the year	–216	–1,618	–3,680	—	–5,514
Balances regarding acquired and sold companies	11	1,594	–136	—	1,469
Sales/disposals	384	1,886	4,480	—	6,750
Reclassifications	34	—	–34	—	—
Translation difference for the year	168	475	1,252	—	1,895

Closing balance	–766	–6,998	–14,523	—	–22,287

Accumulated revaluation, net
Opening balance	38	—	—	—	38
Translation difference for the year	–2	—	—	—	–2

Closing balance	36	—	—	—	36

Accumulated write-downs, net
Opening balance	–5	–864	–52	—	–921
Write-downs for the year	—	–101	–60	—	–161
Sales/disposals/reversals of write-downs	—	773	–	—	773
Translation difference for the year	1	13	10	—	24

Closing balance	–4	–179	–102	—	–285

Net carrying value	1,211	2,993	5,455	305	9,964

Opening balances regarding accumulated depreciation/write-down are restated to show our write-downs separately.

Parent Company	Land and buildings	Machinery and other technical assets	Other equipment, tools and installations	Construction in process and advance payments	Total
Accumulated acquisition costs
Opening balance	23	12	104	—	139
Acquisitions	—	—	2	—	2
Sales/disposals	—	–12	–37	—	–49

Closing balance	23	0	69	—	92

Accumulated depreciation
Opening balance	—	–11	–67	—	–78
Depreciation for the year	—	—	–16	—	–16
Sales/disposals	—	11	29	—	40

Closing balance	—	0	–54	—	–54

Net carrying value	23	0	15	—	38

8    FINANCIAL ASSETS

Equity in joint ventures and associated companies in 2002

Consolidated	Joint ventures	Associated companies	Total
Opening balance	1,975	1,160	3,135
Share in earnings	–1,333	113	–1,220
Taxes	230	–26	204
Translation difference for the year	–73	–83	–156
Dividends	—	–8	–8
Acquisitions	—	246	246
Sales	—	–366	–366

Closing balance	799	1,036	1,835

Dividends received from companies accounted for under the equity method were SEK 27 million in 2001 and SEK 35 million in 2000.

Share of assets, liabilities and income in joint ventures

Consolidated
Fixed assets	854
Current assets	5,767
Provisions	437
Long-term liabilities	13
Current liabilities	5,372

Net assets	799

Net sales	19,107
Income before taxes	–1,333
Net income	–1,103

Assets pledged as collateral	139
Contingent liabilities	75

Parent Company	Sub- sidiaries	Joint ventures	Associated companies	Other invest- ments
Investments
Opening balance	44,483	2,752	973	54
Acquisitions and stock issues	1,358	—	26	2
Shareholders’ contribution	12,007	—	—	—
Write-downs	–3,800	—	—	—
Reclassifications	516	—	–506	–10
Sales	–3,964	—	–35	–7

Closing balance	50,600	2,752	458	39

Other financial assets 2002

Consolidated	Other investments in shares and partici- pations	Long- term customer financing 3)	Deferred taxes	Other long- term financial assets
Accumulated acquisition costs
Opening balance	3,730	11,329	9,591	7,141
Additions	519	13,043	9,203	437
Sales/repayments/deductions	–887	–4,460	–1,156	–5,148
Reclassifications	—	—	8,044	—
Translation difference for the year	–218	–709	–1,149	–125

Closing balance	3,144	19,203	24,533	2,305

Accumulated write-downs
Opening balance	–629	–3,396	—	–161
Write-downs for the year	–334	–3,134	—	—
Sales/repayments/deduction	–43	1,353	—	–6
Reclassifications	—	–1,748	—	—
Translation difference for the year	105	5	—	–6

Closing balance	–901	–6,920 1)	—	–173

Net carrying value	2,243 2)	12,283	24,533	2,132

1)	Write-downs are included in Selling expenses due to the close relation to operations.
2)	Market value per December 31, 2002, for listed shares was SEK 382 million with a net carrying value of SEK 756 million.
3)	From time to time, customer financing amounts may include equity instruments or equity-related instruments in our customers due to reconstruction activities of troubled debt. This is a result of that we sometimes receive such instruments as security for our receivable. Our policy is to sell such instruments as soon as feasible.

Parent Company	Long-term customer financing	Deferred taxes	Other long-term financial assets
Accumulated acquisition costs
Opening balance	2,802	858	2,061
Acquisitions/credits granted	11,796	—	47
Sales/repayments/deduction	–1,780	–167	–1,877
Translation/revaluation difference for the year	—	—	–17

Closing balance	12,818	691	214

Accumulated write-downs
Opening balance	–908	—	—
Write-downs for the year	–1,615	—	—
Reclassification	–1,625	—	—
Sales/repayments	429	—	—

Closing balance	–3,719	—	—

Net carrying value	9,099	691	214

9    INVESTMENTS

The following listing shows certain shareholdings owned directly and indirectly by the Parent Company. A complete listing of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Patent and Registration Office, may be obtained upon request to: Telefonaktiebolaget LM Ericsson, Corporate Financial Reporting and Analysis, SE-126 25 Stockholm, Sweden.

Shares owned directly by the Parent Company

Type	Company	Reg. No.	Domicile	Percentage of ownership		Par value in local currency	Carrying value
Subsidiaries
I	Ericsson AB	556056-6258	Sweden	100		50	12,636
I	Ericsson Shared Services AB	556251-3266	Sweden	100		361	5,916
I	Ericsson Global IT Services AB	556250-9454	Sweden	100		85	252
I	Ericsson Juniper Networks Mobile IP AB	556606-5438	Sweden	60		—	87
II	Ericsson Telecom AB	556251-3258	Sweden	100		100	6,520
II	Ericsson Utvecklings AB	556137-8646	Sweden	100		10	17
II	SRA Communication AB	556018-0191	Sweden	100		47	145
II	AB Aulis	556030-9899	Sweden	100		14	6
II	LM Ericsson Holding AB	556381-7666	Sweden	100		105	1,122
III	Ericsson Gämsta AB	556381-7609	Sweden	100		162	324
III	Ericsson Treasury Services AB	556329-5673	Sweden	100		1	2
III	Ericsson Credit AB	556326-0552	Sweden	100		5	5
III	Ericsson Project Finance AB	556058-5936	Sweden	100		469	567
	Other		Sweden	—		—	623
I	Ericsson Austria GmbH		Austria	100		4	664
I	LM Ericsson A/S		Denmark	100		90	216
I	Oy LM Ericsson Ab		Finland	100		13	195
II	Ericsson Participations S.A.		France	100		22	485
I	Ericsson GmbH		Germany	100		20	341
I	Ericsson Communications Systems Hungary Ltd.		Hungary	100		1,301	120
II	LM Ericsson Holdings Ltd.		Ireland	100		2	14
III	Ericsson Treasury Ireland Ltd.		Ireland	100		81	3,924
III	Ericsson Financial Services Ireland		Ireland	100		300	2,951
II	Ericsson S.p.A. 4)		Italy	72		10	105
I	Ericsson A/S		Norway	100		156	194
I	Ericsson Corporatio AO		Russia	100		5	5
I	Ericsson AG		Switzerland	100		—	—
II	Ericsson Holding Ltd.		United Kingdom	100		74	757
	Other (Europe, excluding Sweden)			—		—	136
II	Ericsson Holding II Inc.		United States	100		—	9,508
III	US Statutory Trust 2001		United States	100		22	198
I	Ericsson S.A.C.I.		Argentina	100		5	10
I	Teleindustria Ericsson S.A.		Mexico	100		n/a	1,549
	Other (United States, Latin America)			—		—	133
II	Teleric Pty Ltd.		Australia	100		20	99
I	Ericsson Ltd.		China	100		2	2
I	Ericsson (China) Company Ltd.		China	100		50	369
I	Nanjing Ericsson Panda Communication Co. Ltd.		China	25	1)	5	37
I	Ericsson India Private Ltd.		India	100		725	147
I	Ericsson Malaysia Sdn. Bhd.		Malaysia	70		2	4
I	Ericsson Telecommunications Pte. Ltd.		Singapore	100		—	1
I	Ericsson Taiwan Ltd.		Taiwan	80		240	19
I	Ericsson (Thailand) Ltd.		Thailand	49	2)	15	4
	Other countries			—		—	191

	Total					—	50,600

	Joint ventures and associated companies
I	Sony Ericsson Mobile Communications AB	556615-6658	Sweden	50		50	2,752
I	Ericsson Nikola Tesla		Croatia	49		196	330
I	Beijing Ericsson Mobile Communications Co. Ltd		China	25	3)	5	36
	Other			—		—	92

	Total					—	3,210

Shares owned by subsidiaries

Type	Company	Reg. No.	Domicile	Percentage of ownership
Subsidiaries
I	Ericsson Shared Services Väst AB	556577-9799	Sweden	100
I	Ericsson Network Technologies AB	556000-0365	Sweden	100
I	Ericsson Business Innovation AB	556128-5924	Sweden	100
I	Ericsson Enterprise AB	556090-3212	Sweden	100
I	Ericsson Microwave Systems AB	556028-1627	Sweden	100
I	Ericsson Sverige AB	556329-5657	Sweden	100
II	Ericsson Radio Access AB	556250-2046	Sweden	100
II	Ericsson Cables Holding AB	556044-9489	Sweden	100
III	AB LM Ericsson Finans	556008-8550	Sweden	100
I	Ericsson France S.A.		France	100
I	LM Ericsson Ltd.		Ireland	100
I	Ericsson Telecommunicazioni S.p.A.		Italy	72
II	Ericsson Holding International B.V.		The Netherlands	100
II	Ericsson Nederland B.V.		The Netherlands	100
I	Ericsson Telecommunicatie B.V.		The Netherlands	100
I	Ericsson S.A.		Spain	100
I	Ericsson Telekomunikasyon A.S.		Turkey	100
I	Ericsson Ltd.		United Kingdom	100
I	Ericsson Mobile Communications (U.K.) Ltd.		United Kingdom	100
I	Ericsson Canada Inc.		Canada	100
I	Ericsson Inc.		USA	100
I	Ericsson NetQual Inc.		USA	100
I	Ericsson WebCom Inc.		USA	100
I	Ericsson Wireless Communications Inc.		USA	100
I	Ericsson IP Infrastructure Inc.		USA	100
I	Ericsson Amplifier Technologies Inc.		USA	100
I	Ericsson Telecommunicações S.A.		Brazil	100
I	Ericsson Servicos de Telecommunicações Ltda.		Brazil	100
I	Ericsson Telecom S.A. de C.V.		Mexico	100
I	Ericsson Australia Pty. Ltd.		Australia	100
I	Nippon Ericsson K.K.		Japan	100
I	Ericsson Mobile Communications Sdn Bhd		Malaysia	100
I	Ericsson Consumer Products Asia Pacific Pte Ltd.		Singapore	100

Key to type of company

I	Manufacturing, distribution and development companies
II	Holding companies
III	Finance companies

1)	Through subsidiary holdings, total holdings amount to 51% of Nanjing Ericsson Panda Communication Co. Ltd.
2)	Through subsidiary holdings, total holdings amount to 100% of Ericsson (Thailand) Ltd.
3)	Through subsidiary holdings, total holdings amount to 46% of Beijing Ericsson Mobile Communications Co. Ltd.
4)	The subsidiary Ericsson S.p.A. is listed on the Milan stock exchange in Italy. Ericsson’s share of the market value as per December 31, 2002, was SEK 3,348 million.

10    INVENTORIES

	Consolidated		Parent Company
	2002	2001	2002	2001
Raw material, components and consumables	4,348	9,185	—	1
Manufacturing work in process	653	1,224	—	—
Finished products and goods for resale	2,990	5,728	1	3
Contract work in process	9,935	13,653	4	5
Less advances from customers	–4,507	–4,880	–3	–7

Inventories, net	13,419	24,910	2	2

11    ACCOUNTS RECEIVABLE—TRADE

	Consolidated		Parent Company
	2002	2001	2002	2001
Notes and accounts receivable	35,814	56,561	63	753
Receivables from
associated companies
and joint ventures	724	675	35	52

Total	36,538	57,236	98	805

Allowances for doubtful accounts amounting to SEK 1,909 million (SEK 2,655 million in 2001) and SEK 271 million (SEK 276 million in 2001) in the Parent Company, which has reduced the amounts shown above, include amounts for estimated losses based on commercial risk evaluations. Retention receivables recognized as revenues were SEK 5,378 million (SEK 6,924 million in 2001) at December 31, 2002.

12    RECEIVABLES AND PAYABLES—SUBSIDIARIES

Parent Company	2002	2001
Long Term Receivables 1)
Financial receivables	20,916	29,673
Current Receivables
Commercial receivables	1,525	2,218
Financial receivables	26,210	52,277

Total	27,735	54,495

Long Term Liabilities 1)
Financial liabilities	18,716	45,574
Current Liabilities
Commercial liabilities	367	381
Financial liabilities	46,655	56,995

Total	47,022	57,376

1)	Including non-interest bearing receivables and liabilities, net, amounting to SEK –29,506 million (SEK –17,212 million in 2001). Interest-free transactions involving current receivables and liabilities may also arise at times.

13 OTHER RECEIVABLES

	Consolidated		Parent Company
	2002	2001	2002	2001
Receivables from associated companies and joint ventures	461	176	—	2,564
Prepaid expenses	2,245	3,389	759	716
Accrued revenues	2,582	5,824	754	598
Advance payments to suppliers	545	603	—	—
Deferred tax assets	1,514	11,328	591	771
Other	17,470	17,851	11,029	5,588

Total	24,817	39,171	13,133	10,237

Included in Other are cash colleterals and restricted bank deposits, amounting to SEK 4,962 million (SEK 1,032 million in 2001).

14    STOCKHOLDERS’ EQUITY

Capital stock 2002

Capital stock at December 31, 2002, consisted of the following:

Parent Company	Number of shares	Aggregate par value
A shares (par value SEK 1.00)	656,218,640	656
B shares (par value SEK 1.00)	15,318,040,038	15,318

	15,974,258,678	15,974

The capital stock of the Company is divided into two classes: Class A shares (par value SEK 1.00) and Class B shares (par value SEK 1.00). Both classes have the same rights of participation in the net assets and earnings of the Company. Class A shares, however, are entitled to one vote per share while Class B shares are entitled to one thousandth of one vote per share.

The total number of treasury shares at December 31, 2002, is 154,360,278 (156,804,000 in 2001). The decrease in treasury shares is due to the Stock purchase plan.

Cumulative translation adjustments

Opening balance	1,970
Changes in cumulative translation adjustments	–4,921

Closing balance	–2,951

Changes in cumulative translation adjustments include changes regarding recalculation of goodwill in local currency of SEK  –1,515 million (SEK 996 million in 2001), net gain/loss (–) from hedging of investments in foreign subsidiaries of SEK 1,346 million (SEK –600 million in 2001) and SEK –107 million (SEK 5 million in 2001) from sold/liquidated companies.

Currency gains/losses resulting from translation of financial statements of integrated companies are included in the following items in the consolidated income statement:

	2002	2001
Cost of sales	–45	134
Financial income	–198	28
Taxes	3	9

Total	–240	171

Changes in stockholders’ equity

Consolidated	Capital stock	Equity proportion reserve	Other restricted reserves	Total restricted equity	Non- restricted equity	Total
January 1, 2002	8,066	491	29,102	37,659	30,928	68,587
Stock issue	7,908	—	21,032	28,940	—	28,940
Stock purchase plan	—	—	—	—	12	12
Sale of own stock	—	—	—	—	2	2
Transfer between non-restricted
and restricted reserves	—	181	–5,935	–5,754	5,754	—
Changes in cumulative
translation adjustments	—	—	–4,921	–4,921	—	–4,921
Net income 2002	—	—	—	—	–19,013	–19,013

December 31, 2002	15,974	672	39,278	55,924	17,683	73,607

Of retained earnings, SEK 279 million will be appropriated to reserves not available for distribution, in accordance with the proposals of the respective companies’ boards of directors. In evaluating the consolidated financial position, it should be noted that earnings in foreign companies may be subject to taxation when transferred to Sweden and, in some instances, such transfers of earnings may be limited by currency restrictions. Consolidated unrestricted retained earnings are translated at the year-end exchange rate. Cumulative translation adjustments have been distributed among unrestricted and restricted stockholders’ equity.

Consolidated	Capital stock	Equity proportion reserve	Other restricted reserves	Total restricted equity	Non- restricted equity	Total
January 1, 2001	7,910	447	32,153	40,510	51,176	91,686
Stock issue	155	—	—	155	—	155
Repurchase of own stock	—	—	—	—	–156	–156
Conversion of debentures	1	—	10	11	—	11
Capital discount	—	—	–1	–1	—	–1
Dividends paid	—	—	—	—	–3,954	–3,954
Transfer between non-restricted and restricted reserves	—	44	–5,170	–5,126	5,126	—
Changes in cumulative translation adjustments	—	—	2,110	2,110	—	2,110
Net income 2001	—	—	—	—	–21,264	–21,264

December 31, 2001	8,066	491	29,102	37,659	30,928	68,587

Consolidated	Capital stock	Equity proportion reserve	Other restricted reserves	Total restricted equity	Non- restricted equity	Total
January 1, 2000	4,893	348	32,270	37,511	31,665	69,176
Repurchase of own stock	—	—	—	—	–386	–386
Stock dividend	2,941	—	–2,941	—	—	0
Conversion of debentures	76	—	1,839	1,915	—	1,915
Capital discount	—	—	–105	–105	—	–105
Proceeds from unclaimed stock dividend shares	—	—	1	1	—	1
Dividends paid	—	—	—	—	–3,919	–3,919
Gains on sale of own options and convertible debentures	—	—	—	—	2,018	2,018
Revaluation of fixed assets	—	—	–7	–7	—	–7
Transfer between non-restricted and restricted reserves	—	99	–879	–780	780	0
Changes in cumulative translation adjustments	—	—	1,975	1,975	—	1,975
Net income 2000	—	—	—	—	21,018	21,018

December 31, 2000	7,910	447	32,153	40,510	51,176	91,686

Parent Company	Capital stock	Share premium reserve 1)	Revalua- tion reserve	Statutory reserve	Total restricted equity	Disposi- tion reserve	Other retained earnings	Non- restricted equity	Total
January 1, 2002	8,066	3,694	20	6,741	18,521	100	13,189	13,289	31,810
Stock issue	7,908	21,032	—	—	28,940	—	—	—	28,940
Sale of own stock	—	—	—	—	—	—	2	2	2
Net income 2002	—	—	—	—	—	—	1,110	1,110	1,110

December 31, 2002	15,974	24,726	20	6,741	47,461	100	14,301	14,401	61,862

1)	1996 and prior years’ share premium are included in statutory reserve.

15    UNTAXED RESERVES

Parent Company	Jan. 1	Withdrawals	Dec. 31
Accumulated depreciation in excess of plan
Intangible assets	27	–7	20
Tangible assets	18	–13	5

Total accumulated depreciation in excess of plan	45	–20	25

Other untaxed reserves
Reserve for doubtful receivables	3,267	–1,977	1,290
Income deferral reserve	774	—	774

Total other untaxed reserves	4,041	–1,977	2,064

Total untaxed reserves	4,086	–1,997	2,089

Swedish GAAP and tax regulations require a company to report certain differences between the tax basis and book value as an untaxed reserve in the balance sheet of the stand-alone financial statements. Changes to these reserves are reported as an appropriation or withdrawal to untaxed reserves in the income statement.

Changes in other untaxed reserves in the Parent Company in 2000 consist of the following: withdrawal of tax equalization reserve, SEK 0 million (SEK 127 million in 2001); appropriations to reserve for doubtful receivables, SEK 247 million (SEK –389 million in 2001) and withdrawal of income deferral reserve SEK 1,419 million (SEK –446 million in 2001). Deferred tax liability, not accounted for, on untaxed reserves, amounts to SEK 585 million in 2002, SEK 1,144 million in 2001 and SEK 1,473 million 2000.

16    PROVISIONS

Consolidated	Pensions and similar provisions	Deferred taxes	Warranty commitments	Restructuring	Customer financing	Other	Total other provisions
Opening balance	10,104	2,009	4,435	7,075	2,212	7,100	22,831
Additions	2,128	1,142	2,711	7,195	445	6,028	17,521
To cover costs incurred	–864	–1,247	–3,563	–6,593	–680	–3,076	–15,159
Excess amounts	—	—	—	–86	–571	–219	–876
Balances regarding acquired
and sold companies	–1	21	—	–14	—	–67	–60
Reclassification	–147	–488	177	157	–1,126	–210	–1,490
Translation difference for the year	–223	74	–206	–199	–102	–977	–1,410

Closing balance	10,997	1,511	3,554	7,535	178	8,579	21,357

Parent Company	Pensions and similar provisions	Restructuring	Customer financing	Other
Opening balance	889	47	3,769	350
Additions	264	63	84	3
To cover costs incurred	–54	–8	—	—
Excess amounts	—	—	—	–184
Reclassification	57	–39	–1,625	–19
Translation difference for the year	—	—	—	–11

Closing balance	1,156	63	2,228	139

Pensions

The Company participates in local pension plans in countries in which we operate. There are principally two types of pension plans:

•	Defined contribution plans, where the Company’s only obligation is to pay a pension premium to a fund or insurance company on behalf of the employee. No liability is recorded on the books.

•	Defined benefit plans, where the Company’s undertaking is to provide pension benefits related to services rendered and salary levels. These plans are managed in two ways:

–	by setting up a trust to manage the company’s contributions to the plan, in which case the recorded provision on the balance sheet is the net of benefit obligations and plan assets.

–	by recording of total accumulated benefits as a provision on the balance sheet with no assigned plan assets. This method is used in Sweden and subject to insurance with the Pension Registration Institute (PRI) which is covered by Swedish law on safeguarding of pension commitments.

In the Ericsson group, most companies have defined contribution plans and therefor no pension provisions on the books. In a dozen countries other than Sweden, the subsidiaries have defined benefit plans with trust funds, and record the net of accumulated benefit obligations and plan assets as provisions. In Sweden, the total pension benefits are a mixed solution, with some parts being defined contribution-type and others defined benefit:

•	social security payroll taxes for all employees include fees for state-governed basic pension benefits. No liability is recorded in company books.

•	all blue-collar employee plans and certain parts of white-collar plans, such as death and disability, are defined contribution plans. Some parts of early-retirement plans are also arranged as defined contribution plans.

•	white-collar employees’ age pension benefits are defined benefit-type plans. No trust is established and the full liability is recorded on the books with compulsory insurance coverage. The liability is calculated by a third party institution, PRI, according to actuarial assumptions defined outside the company’s control. PRI also administers the pension payments to employees.

The main part of total provisions for pensions and similar benefits amounting to SEK 10,997 million, is attributable to the Swedish pension plans, of which SEK 9,175 million (SEK 7,459 million in 2001) are PRI-liability. The Parent Company’s pension liabilities include an obligation in the amount of SEK 716 million (SEK 532 million in 2001) in accordance with an agreement with PRI.

In accordance with new Swedish accounting principles, RR29, to be adopted in 2004, actuarial assumptions such as future salary levels and expected return on any plan assets among other, are required to disclose costs and net liabilities for defined benefit plans.

Ericsson will apply RR29 in year 2004 and the cumulative effect of the accounting change will be charged directly to equity.

If Ericsson would have applied RR29 as of January 1, 2003, the pension provisions would have been increased by approximately SEK 2.8 billion. The effect on equity, net after taxes, would have been approximately SEK 2 billion.

Deferred taxes

Deferred tax liabilities as of December 31, 2002, relate mainly to capitalization of development costs.

Warranty commitments

Warranty provisions are made based on sales and contractual warranty periods of products sold. As the sales have decreased during the year compared to last year and warranties for Phones are now included in the accounts of SEMC, provisions have also decreased.

Restructuring

During 2001, two restructuring programs were implemented and expenses of SEK 15 billion were recognized, of which SEK 7 billion remained as unutilized provisions at the end of 2001. In 2002, the remaining provisions have largely been reversed to cover actual costs. At the end of this year, SEK 500 million remained and we expect that these will be dissolved during the first quarter of 2003. During 2002, further restructuring activities were implemented. At year end, provisions of SEK 7 billion related to these activities remained. We expect that the main part of the SEK 7 billion will be dissolved to cover costs during 2003 and the remaining part during the first quarter of 2004.

Customer financing

Total provisions for off-balance sheet customer financing is the sum of all individual provisions for each risk. The individual provisions are based on a specific evaluation of each risk exposure.

Other

A significant part is related to contractual penalties. Other provisions also include amounts for risks related to patent and other litigations and changes in techniques and markets. At year end 2002, we were involved in two ongoing patent litigations related to mobile communications, one with Interdigital Communications Corporation and another with Harris Corporation. We have in both cases contested the claim of the other party.

17    LONG-TERM LIABILITIES

	Consolidated		Parent Company
	2002	2001	2002	2001
Notes and bond loans
(maturing 2004–2010)	33,074	41,656	33,074	41,656
Convertible debentures
(maturing 2003)	—	4,437	—	4,437
Liabilities to financial
institutions	3,043	7,906	411	272
Liabilities to subsidiaries	—	—	18,716	45,574
Other	949	887	102	128

Total	37,066	54,886	52,303	92,067

Long-term liabilities maturing more than five years after the balance sheet date:

	Consolidated	Parent Company
	2002	2002
Notes and bond loans and
liabilities to financial institutions	7,608	7,422
Other	6	—

Total	7,614	7,422

Of the long-term loans, SEK 21,484 million (note issuances of EUR 2,000 million and GBP 226 million pursuant to our Euro Medium Term Note program) have interest rates linked to the company’s credit rating. The interest rate will increase/decrease 0.25 percent per annum for each rating notch per rating agency (Standard & Poor’s and Moody’s) by which either or both have publicly announced a rating decrease/increase of the company’s credit rating from BBB+/Baa1. The interest rate applicable to these bond issues can not be less than the initial interest rate in the loan agreement.

The Parent Company has one convertible debenture loan

outstanding. The loan was issued in 1997, in the amount of SEK 6,000 million. Of the total amount, SEK 4,859 million were sold to Ericsson employees and SEK 1,141 million were sold to our wholly owned subsidiary AB Aulis. In 2000, Aulis’ debentures were sold externally. The debentures bear interest at 12 months Stockholm Inter Bank Offered Rate (STIBOR) less 1.5 percent and are convertible to B shares from November 19, 1999, up to and including May 30, 2003. The loan matures on June 30, 2003. The outstanding amount per December 31, 2002, was SEK 4,486 million. After the stock issue in 2002, the conversion price is SEK 41,70 per share.

In the 1997 consolidated accounts, a capital discount amounting to SEK 816 million was calculated, based on a market interest rate of 6.87 percent. The capital discount was credited to the Statutory reserve as an addition to capital in the consolidated financial statements as well as in the Parent Company (Share premium reserve) in accordance with the Swedish Financial Accounting Standards Council’s recommendation RR03. The capital discount is charged to income as interest expense during the period of the loan.

During 2002, debentures in the amount of SEK 0.03 million were converted to 560 B shares. A conversion of all outstanding debentures would increase the number of shares with 108,172,247.

18    CURRENT LIABILITIES TO FINANCIAL INSTITUTIONS AND UNUSED LINES OF CREDIT

Liabilities to financial institutions consist of bank overdrafts, bank loans and other short-term financial loans. Unused portions of short-term lines of credit for the Company amounted to SEK 5,603 million. The Parent Company has none. The Parent Company had unused long-term lines of credit amounting to SEK 14,045 million and unutilized commercial paper and medium term note programs amounting to SEK 36,005 million. Of total unused lines of credit of SEK 19,648 million, SEK 5,267 million had conditions linked to the Company’s credit rating. Due to lowered credit ratings access to liquidity under our commercial paper programs is now limited.

19    OTHER CURRENT LIABILITIES

	Consolidated		Parent Company
	2002	2001	2002	2001
Liabilities to associated companies and JV	444	1,077	—	256
Accrued expenses	25,605	32,189	2,435	1,876
Prepaid revenues	1,833	1,208	427	469
Other short term liabilities	5,654	11,126	5,065	2,190

Total	33,536	45,600	7,927	4,791

20    ASSETS PLEDGED AS COLLATERAL

	Consolidated		Parent Company
	2002	2001	2002	2001
Real estate mortgages	—	60	—	—
Chattel mortgage	—	1	—	—
Bank deposits	2,800	3,007	1,918	1,281
Other	—	7,789	—	212

Total	2,800	10,857	1,918	1,493

The major items included in Bank deposits are collateral for Swedish pension commitments amounting to SEK 1,500 million (SEK 0 in 2001) and collateral for inventory financing amounting to SEK 773 million (SEK 0 in 2001).

The major items included in Bank deposits are Parent Company collateral for Swedish subsidiaries’ pension commitments amounting to SEK 1,500 million (SEK 0 in 2001). The bank deposits related to pension commitments has in January 2003 increased to SEK 3,000 million.

21    CONTINGENT LIABILITIES

	Consolidated		Parent Company
	2002	2001	2002	2001
Guarantees for customer financing	1,339	10,620	3,467	13,854
Other contingent liabilities	1,777	1,679	13,120	9,743

Total	3,116	12,299	16,587	23,597

Guarantees for customer financing relate to such arrangements, where Ericsson is the guarantor for customers’ payment obligations under credit facilities. A lender under these credit facilities is normally a bank, which thus is the beneficiary of the Ericsson guarantee, covering the entire or part of the outstanding principal amount and accrued interest. The guarantees for customer finance are shown above at their net value (i.e. after provisions).

Of other contingent liabilities assumed by Ericsson, consolidated SEK 635 million in 2002 (SEK 1,082 million in 2001) are related to guarantees for performance provided to certain customers and SEK 830 million in 2002 (SEK 287 million in 2001) to guarantees for loans to other companies.

Of other contingent liabilities assumed by the Parent Company, SEK 12,521 million in 2002 (SEK 9,529 million in 2001) are related to subsidiaries and eliminated in consolidated accounts. The largest guarantees are for Swedish subsidiaries’ pension commitments, SEK 8,242 million in 2002 (SEK 5,536 million in 2001), and subsidiaries’ borrowing from financial institutions, SEK 1,883 million in 2002 (SEK 2,306 million in 2001). Other contingent liabilities also include Parent Company guarantees for subsidiaries’ performance (bid bonds, performance bonds and other similar instruments) provided to certain customers and guarantees for loans to other companies.

The probability that Ericsson might need to make future payments of substantial amounts under the guarantees is remote.

22    STATEMENT OF CASH FLOWS

Consolidated

Interest paid in 2002 was SEK 3,342 million (SEK 3,822 million in 2001, SEK 3,763 million in 2000) and interest received was SEK 1,833 million (SEK 3,659 million in 2001, SEK 3,728 million in 2000). Income taxes paid were SEK 2,892 million (SEK 4,873 million in 2001, SEK 5,780 million in 2000).

Included in Other non-cash items under Adjustments to reconcile net income to cash are undistributed earnings of associated companies and joint ventures and minority interest in net income.

Non-cash transaction under “Cash flow from operating activities” not reported separately is current year’s increase in pension liabilities of SEK 893 million (SEK 786 million in 2001, SEK 920 million in 2000).

Acquisitions/sales of other investments

Consolidated	2002
Purchase price for acquired subsidiaries	–208
Other acquisitions	–246
Sales	3,157

Acquisitions/sales, net	2,703

The major item in sales of SEK 3,157 million were net proceeds from sales of parts of Microelectronics of SEK 2,313 million.

Investments, other

The major items were releases of cash collaterals for off-balance sheet customer financing of SEK 3,273 million.

Parent Company

Interest paid in 2002 was SEK 4,286 million (SEK 3,323 million in 2001, SEK 1,178 million in 2000) and interest received was SEK 4,868 million (SEK 5,487 million in 2001, SEK 1,854 million in 2000). Income taxes paid were SEK 44 million (SEK 93 million in 2001, SEK 356 million in 2000).

Major non-cash items in Investments are: Acquisitions/sales of other investments, net, in 2002 of SEK 8,104 million (SEK 21,603 million in 2001, SEK 5,504 million in 2000).

Specification of net change in cash attributable to cancellation of the commission agreement with Ericsson Telecom AB as of January 1, 2000. The change in cash, amounting to SEK –12 million, is shown in year 2000 as Acquisitions/sales of other investments, net.

Parent Company
Inventories	947
Customer financing, accounts receivable—trade and other operating assets	5,291
Provisions and other operating liabilities	–5,192
Sales of tangible assets	391
Lending, net	–10,897
Proceeds from issuance of other long-term debt	9,456
Investments, other	–8

Net change in cash	–12

23    LEASING

Leasing obligations

Assets under financial leases, recorded as tangible assets, consist of:

Financial leases	2002	2001
Acquisition costs
Machinery	—	182
Other equipment	2	1,284

	2	1,466

Accumulated depreciation
Machinery	—	24
Other equipment	–1	263

	–1	287

Net carrying value	1	1,179

At December 31, 2002, future payment obligations for leases were distributed as follows:

	Financial	Operating
Consolidated	leases	leases
2003	7	3,339
2004	5	2,884
2005	4	2,254
2006	3	1,952
2007	0	1,792
2008 and later	2	7,601

	21	19,822

Expenses in 2002 for leasing of assets were SEK 3,986 million (SEK 3,406 million in 2001), of which variable expenses were SEK 6 million (SEK 203 million in 2001).

The company sold certain assets relating to test plant equipment for software testing in Sweden and the US for SEK 7,897 million in December 2001. The assets were leased back from the purchaser over a period of one year.

This transaction was accounted for as a financial (capital) lease in the consolidated accounts, and no capital gain was reported. The entity owning these assets was acquired in 2002, by the Parent Company, and this capital lease is no longer reported in the consolidated accounts, as it has become internal.

The future internal leasing obligations and internal leasing receivables are included in operating leases in the Parent Company.

At December 31, 2002, future payment obligations for leases for the Parent Company were distributed as follows:

Parent Company	Financial leases	Operating leases
2003	—	3,247
2004	—	2,877
2005	—	2,587
2006	—	2,370
2007	—	2,213
2008 and later	—	3,945

	—	17,239

Leasing income

Some consolidated companies lease equipment, mainly telephone exchanges, to customers. These leasing contracts vary in length from 1 to 8 years. Leasing income also includes income from sublease of property.

At December 31, 2002, future payment receivables are distributed as follows:

Consolidated	Sales-type and Financial leases	Operating leases
2003	263	35
2004	200	36
2005	143	36
2006	112	37
2007	5	28
2008 and later	3	62

	726	234

Parent Company	Sales-type and Financial leases	Operating leases
2003	—	1,531
2004	—	1,251
2005	—	1,181
2006	—	1,145
2007	—	1,109
2008 and later	—	51

	—	6,268

The Parent Company’s operating lease income is mainly due to lease of test plant equipment to subsidiaries.

24    TAX ASSESSMENT VALUES IN SWEDEN

	Consolidated		Parent Company
	2002	2001	2002	2001
Land and land improvements	24	24	24	24

25     SPECIAL INFORMATION REGARDING THE PARENT COMPANY

Sales of the Parent Company in 2002 were SEK 2,017 million (SEK 1,374 million in 2001), of which exports accounted for 100 percent (100 percent also in 2001). No consolidated companies were customers of the Parent Company’s sales in 2002 or 2001, while 66 percent (53 percent in 2001) of the Company’s total purchases of goods and services were from such companies.

The Parent Company has guaranteed up to SEK 0.1 million for loans obtained by employees.

26    NUMBER OF EMPLOYEES AND REMUNERATION

Employees

Average number of employees

			2002			2001
Consolidated	Men	Women	Total	Men	Women	Total
Europe 1), Middle East and Africa	37,968	13,380	51,348	48,714	18,428	67,142
North America	5,766	2,223	7,989	6,947	2,910	9,857
Latin America	3,338	913	4,251	4,969	1,787	6,756
Asia Pacific	6,873	2,959	9,832	7,894	3,770	11,664

Total	53,945	19,475	73,420	68,524	26,895	95,419

1) Of which Sweden	22,200	8,747	30,947	27,703	11,432	39,135
1) Of which EU	33,627	11,997	45,625	44,144	16,982	61,126

			2002			2001
Parent Company	Men	Women	Total	Men	Women	Total
Europe 1), Middle
East and Africa	1,127	420	1,547	1,237	516	1,753
Latin America	16	4	20	7	3	10

Total	1,143	424	1,567	1,244	519	1,763

1) Of which Sweden	353	368	721	380	465	845
1) Of which EU	353	368	721	380	465	845

Number of employees, consolidated

	As per December 31,
Employees by region	2002	2001	2000
Europe, Middle East and Africa 1)	47,700	60,743	71,144
North America	6,328	8,929	13,481
Latin America	2,822	5,333	8,457
Asia Pacific	7,771	10,193	12,047

Total	64,621	85,198	105,129

1) Of which Sweden	30,241	37,328	42,431
1) Of which EU	44,467	56,427	66,241

	As per December 31,
Employees per segment	2002	2001	2000
Systems	51,390	68,525	71,102
Phones	—	—	16,840
Other operations 1) 2)	12,846	16,286	16,059
Unallocated 2)	385	387	1,128

Total	64,621	85,198	105,129

1)	Approximately 3,000 employees in our Phones segment were transferred to Sony Ericsson Mobile Communications in 2001. Employees in retained operations are now included in Other Operations.
2)	In 2001, 750 employees were transferred from Unallocated to Other operations due to internal reorganization.

The majority of our employees in Sweden belong to the following trade unions: SIF (the Swedish Union of Salaried Employees), the Swedish Association of Graduate Engineers, the Swedish Union of Industrial Supervisors and the Swedish Metal Worker’s Union. Many of our employees located outside Sweden, in particular those located in other European countries, also belong to trade unions. Central and industry-wide agreements on wages and salaries in Sweden were renegotiated in 2001 and remain applicable through the first quarter of 2004, resulting in an estimated average increase of 3.0–3.5 percent per annum. We believe that our relations with these unions and our employees in general are good.

Remuneration

Wages and salaries and social security expenses

	Consolidated		Parent Company
	2002	2001	2002	2001
Wages and salaries	33,650	41,227	825	795
Social security expenses	13,221	14,293	569	484
Of which pension costs	4,133	3,704	451	345

Wages and salaries per geographical area

	Consolidated		Parent Company
	2002	2001	2002	2001
Europe 1), Middle East and Africa	22,979	27,908	814	790
North America	6,100	6,910	—	—
Latin America	1,571	2,572	11	5
Asia Pacific	3,000	3,837	—	—

Total	33,650	41,227	825	795

1) Of which Sweden	13,327	14,954	516	488
1) Of which EU	20,539	25,679	516	488

Remuneration in foreign currency has been translated to SEK at average exchange rates for the year.

Ericsson’s Remuneration Committee

The Board of Directors appoints members to Ericsson’s Remuneration Committee each year. During 2002, the following Board members served on the Committee: Peter Sutherland (Chairman), Lena Torell, Michael Treschow and Per Lindh.

As mentioned in the section “Board of Directors and Board Procedures”, the Remuneration Committee’s area of responsibility includes to review and prepare for resolution by the Board, strategies and general guidelines for compensation of employees, including incentive plans and retirement compensation, as well as specific proposals for salary, other remuneration and retirement compensation to the President, Executive Vice Presidents and other officers reporting directly to the President or to the Chief Operating Officer.

The Remuneration Committee meets at least three times a year. In November or December, the Committee will review salary survey data to approve any increase to base pay for the following year for executives. Increases, if any, are effective from the following January. At the same meeting a decision will be made on the incentive targets for the following year.

In January or February, the Committee will approve any incentive payments to be made from the previous year’s plan and agree to any new long term incentive plan prior to being presented to shareholders.

In the middle of the year the Committee meets again for a strategic compensation review with representatives from the Company. They will consider trends in compensation, legislative changes, disclosure rules and the general global environment surrounding executive pay. The outcome is to agree the direction that Ericsson will follow so that program designs and pay policies all align with the business.

Throughout Ericsson all remuneration decisions must comply with Ericsson’s compensation policies and must be formally approved by the next most senior person in direct line of authority.

Compensation policies and Remuneration to Senior Executives and the Corporate Management

This note to the financial statements covers information about employees and employee costs and is in accordance with applicable laws, rules and recommendations. The remuneration for Senior Executives and Corporate Management is reported in accordance with recommendations issued by The Swedish Industry and Commerce Stock Exchange Committee (Näringslivets Börskommitté, NBK) on August 15, 2002. The Senior Executives are:

•	the Chairman of the Board, Michael Treschow, and

•	the President and Chief Executive Officer, Kurt Hellström.

The Corporate Management includes the following persons: Per-Arne Sandström, Carl Olof Blomqvist, Sten Fornell, Torbjörn Nilsson, Britt Reigo, Henry Sténson, Jan Uddenfeldt, Ragnar Bäck, Mats Dahlin, Gerhard Weise and two previous members of the Corporate Management, Björn Boström and Roland Klein.

Remuneration to the Senior Executives and the Management

(SEK)	The Chairman of the Board	The President	The Corporate Management	Total
Base salary/ board fee	2,500,000	15,341,864	44,355,673	62,197,537
Variable pay	–	0	3,884,373	3,884,373
Other benefits	–	1,289,509	4,769,908	6,059,417
Pension cost	–	22,369,389	39,087,873	61,457,262
Employee options	–	678,000	4,655,600	5,333,600

Total	2,500,000	39,678,762	96,753,427	138,932,189

Comments to the table

•	Members and Deputy Members of the Board who are Ericsson employees received no remuneration or benefits other than their entitlements as employees. However, a fee of SEK 1,000 per attended meeting was paid to each employee representative on the Board. Further, employee representatives being also members of a committee of the Board received a fee of SEK 100 for each committee meeting.

•	Members of the Board, who are not employees of the company, have not received any other compensation than the fees paid for board duties.

•	Variable pay for the Corporate Management refers to short term incentives paid for 2001.

•	The President and the Corporate Management earned no variable pay during 2002.

•	As no component of other benefits was significant, these are not reported separately.

•	The pension cost for defined benefit plans has been calculated according to IAS 19.

•	Employee options were granted at no cost for the employee. The value of granted options has been calculated according to the Black & Scholes’ method.

Severance pay

For the President and the Corporate Management the following applies.

Severance payments are not payable if an employee resigns voluntarily, or if the employment is terminated as a result of flagrant disregard of responsibilities. Notice of termination given by the employee due to significant structural changes or other events occurred that, in a determining manner, affect the content of work or the condition for the position, is equated with notice of termination served by the company. Upon termination of employment, severance pay amounting to two years’ salary is normally paid. Such payments are made currently during the pertinent period and cease at retirement age.

Ericsson’s View on Compensation

Compensation is an ever changing environment. In such circumstances it is vital to maintain direction by following some basic principles:

•	each program—from base pay through to benefits—is designed to support and encourage specific behaviors and outcomes.

•	all the programs, taken together, should form a coherent overall structure.

•	many programs involve complex detail, but the fundamental principles of each should be simple to understand.

International competitiveness and expatriation

Ericsson operates in several international markets—including that for talent. However, we do not believe that there is a true global market for executive talent, too many local cultural factors intrude.

Our chosen method of operation in this environment is to set pay levels according to competitive home country practice of each executive—normally the most relevant market. Consequently, we expect to tolerate some pay inequality between executives of different nationalities in similar jobs.

Where an executive, for work reasons, is required to be based outside his/her home country, Ericsson applies an expatriate pay structure. This is based on competitive pay levels from a variety of different countries, with additional payments to cover costs associated with hardship, housing and transport. Payment is based on EUR and adjusted for tax, cost-of-living and exchange rates.

Fixed salary

We have a policy of tracking base pay for executives at the median of the general industry of their respective home country. The competitive level is set using comparative salary survey data from several recognized independent consultants. Salaries are compared on a job-to-job basis and also using a recognized points factor job evaluation system.

Increases for executives are mainly based on movements in this market data and the performance of the individual.

Variable pay

We believe that a substantial part of executive remuneration should be performance based. Our policy is that together with median base pay, the variable part should be designed to achieve upper quartile total pay, compared to the general industry.

In 2002, the variable payment target level was 25 percent of base pay but actual payment could range from 0 to 50 percent. This target applied to all executives including the President. In 2002, no variable pay was earned since performance targets were not met.

Because variable pay is integrated with base pay, targets are chosen each year to be demanding but fair, consistent with the prevailing business environment. In practise this means that variable pay is not directly related to the absolute level of profitability of the company.

Usually each executive has a range of financial and measurable non-financial targets relating not only to the overall Ericsson results, but also to his/her own area of responsibility. Performance against the targets is measured and independently audited each year.

Long term incentive

Ericsson does not yet aim for a specific competitive position when making grants of stock options to executives. It has been our custom, within limits, to follow Swedish practice when deciding on grant sizes and values. These are modest in comparison with international standards. Grants are usually made once per year and all executives are eligible.

Although there are established grant guidelines—usually based on the scope and the complexity of work tasks—variation in grant size to an individual can be made for local competitive reasons or for exceptional individual performance.

Most grants are at strike prices well above the current share price. However, our view is that this is a fair alignment with shareholders and therefore do not seek any repricing for the underwater options. In accordance with current accounting standards, the most recent plan design has not been expensed. Since 1998 we have had a variety of different option designs and some have been expensed and some not.

We do not offer any performance plans or other long term stock price linked award schemes for executives. All employees including executives—except for jurisdictions prohibiting such schemes—were eligible to participate in the convertible debenture programs offered in 1997 and the employee stock purchase plan of 2002.

During 2002, the President was granted 150,000 employee options. These options had an estimated fair market value at the time of grant of SEK 678,000, calculated according to the Black & Scholes’ method. Between 1999 and 2001, a total of 753,924 options have been granted to the President.

During 2002, the members of the Corporate Management were granted a total of 1,030,000 employee options. These options had an estimated fair market value at the time of grant of SEK 4,655,600, calculated according to the Black & Scholes’ method. Between 1999 and 2001, a total of 4,004,304 options were granted to the Corporate Management.

The President and six members of the Corporate Management also participate in Ericsson’s convertible debenture program 1997/2003, with a nominal value of SEK 145,347 each and a conversion rate of SEK 41,70 per share.

Pension

Ericsson’s policy regarding pension is to follow the competitive practice in the home country of the executive.

There are different supplementary pension plans for the President and the Corporate Management, either premium-based or benefit-based plans. For all pension arrangements, the pensionable salary consists of the annual base salary and the target pay out according to the short term incentive plan.

For premium based pensions, the company pays to a capital insurance company on salary portions in excess of 20 base amounts (one base amount = SEK 37,900) a percentage of the executive’s pensionable salary, between 25 and 35 percent per year, depending on the age of the executive. The pension age is 60/62 years and premiums are paid up to the retirement age. From 65 years, the old age pension includes the ITP plan. For most of our executives in Corporate Management, premium-based pensions are applied.

For benefit-based pensions, the old age pension amounts to 45–70 percent of the executives’ pensionable salary, including benefits in the ITP plan or corresponding arrangements. The pension age is 60 years.

The President has the right to retire at the age of 60 years. Between 60 and 65 years, his pension will be 70 percent of his pensionable income, and from 65 years 50 percent, including the benefits from the so called ITP plan. The President’s pensionable salary during 2002 was SEK 10,875,000. In the case his employment with the company is terminated before the age of 60 years, he will be entitled to the vested rights of his old age pension.

Benefits

As with pensions, Ericsson follows the competitive practice of the home country of an executive for benefits. While the programs offered—particularly medical—may be similar, plan designs vary widely according to the taxation and legal framework in different countries.

Employee Share Ownership

Employee convertible debentures, options and shares

The below figures in relation to number of options, conversion and exercise prices have, when appropriate, been subject to recalculation as a result of bonus issue, split and new issue of shares.

If all options outstanding as of December 31, 2002, were exercised, all shares allocated for future matching under the Stock Purchase Plan were transferred, and shares designated to cover social security costs and payments were disposed of as a result of the exercise and the matching, approximately 55 million B shares would be issued and approximately 142 million B shares, held as treasury stock, would be transferred. The total, approximately 198 million B shares, corresponds to 1.25 percent of the total number of shares outstanding, 15,820 million.

Type of plan	Year	Outstanding options/shares as of December 31, 2002	Shares to cover social security costs/payments	Total
Option	1999	1	—	1
Option	2000	46	9	55
Option	2001–2002	91	18	109
Stock purchase	2001	27	6	33

		165	33	198

Convertible debentures

In 1997, convertible debentures of nominal SEK 4,859 million were issued to employees. The debentures are convertible at the option of the holder into B-shares for SEK 41.70 per share through May 30, 2003. Outstanding loans as of December 31, 2002, equaled SEK 4,510,782,694 due June 30, 2003, to the extent not converted.

Employee option plans

The following table sets forth information with respect to employee options issued to senior management and other key contributors as of December 31, 2002. Each employee option gives the right to acquire one B share at the exercise price applicable for the respective plan.

Option Plan	No of employees	Original number employee options granted	Outstanding options as of December31, 2002	Final exercise date	Exercise price SEK
1999	1,800	1.4 million	1 million	February 28, 2007	128
2000	8,000	71.6 million	46 million	January 18, 2007	93.80
2001–2002	15,000	101.4 million	91 million	May 14/	30.50/
				November 19, 2008/November 11, 2009	25.70/7.80

1999 Option plan

The 1999 Option Plan is based on 1.8 million repurchased B shares, including shares designated for covering social security payments. In March of 2000, employee options were granted to approximately 1,800 key employees and senior executives, corresponding to approximately 1.4 million shares. Of the originally granted employee options, there remained, as of December 31, 2002, options outstanding corresponding to approximately 1 million shares. Each option entitles the holder to purchase one B share at SEK 128. The options expire February 28, 2007, and are subject to vesting requirements, meaning that they are exercisable as follows: 30 percent in 2003, an additional 40 percent in 2004 and the remaining 30 percent in 2005.

Millennium stock option plan

The Millennium Stock Option Plan is based on warrants, i.e. options that entitles the holder to subscribe for approximately 81.1 million new B shares, including warrants designated for covering social security costs. In order to hedge the social security cost we entered into an arrangement with a bank.

In January 2000, employee options, corresponding to approximately 71.6 million shares, were granted to approximately 8,000 key employees and senior executives. Of the originally granted employee options, there remained, as of December 31, 2002, options outstanding corresponding to approximately 46 million shares. Each employee option entitles the holder to purchase one B share for SEK 93.80. The employee options expire January 18, 2007 and are subject to vesting requirements, meaning that one third is exercisable after one year, another third after two years and the last third after three years.

The global stock incentive program 2001

The Global Stock Incentive Program 2001 is comprised by two parts, one Stock Option Plan 2001–2002 and one Stock Purchase Plan.

Stock option plan 2001–2002

The Stock Option Plan 2001–2002 is based on 120 million B-shares (issued as C shares, repurchased and converted to B-shares), including shares designated for covering social security payments. In May and November 2001 (44.9 and 2.6 million options respectively) and in November 2002 (53.9 million options) employee options, corresponding to approximately 101.4 million shares, were granted to approximately 15,000 key employees. Of the originally issued employee options, there remained, as of December 31, 2002, employee options outstanding corresponding to approximately 91 million shares. Each employee option entitles the holder to purchase one B-share for SEK 30.50 (the May 2001 grant), SEK 25.70 (the November 2001 grant) and SEK 7.80 (the November 2002 grant), respectively. The options expire May 14, 2008 (the May 2001 grant), November 19, 2008 (the November 2001 grant) and November 11, 2009 (the November 2002 grant), and are subjects to vesting requirements, meaning that one third is exercisable after one year, another third after two years and the last third after three years from grant.

Stock purchase plan

The Stock Purchase Plan is based on 35 million B shares (issued as C shares, repurchased and converted to B shares), including shares designated for covering social security payments. During a 24-month period participants are able to save up to 7.5 percent of the gross salary, not exceeding the equivalent of SEK 50,000 per twelve-month period, for purchase of B shares. If the purchased shares are retained by the employee for three years after the investment and employment with the Ericsson Group continues during that time, the employee will be given a corresponding number of B shares free of consideration, a so called matching.

The Stock Purchase Plan was implemented in 2002 and a majority of the employees were invited to participate. During 2002, approximately 27,000 employees in 71 countries participated in the plan and invested in approximately 29.6 million shares. The initially scheduled 24-month period of employee salary deductions and investments had to be pre-terminated in the autumn of 2002, since all shares included in the plan for future matching and for covering social security payments had been reserved earlier than expected due to the high participation rate and the low share price. There will be no further employee investments made under the plan. As of December 31, 2002, approximately 2.5 million shares of the total 35 million shares available had been either transferred to employees, through premature matching as a result of redundancy, or sold on Stockhomsbörsen in order to cover the social security payments incurred by the matching.

27    RELATED PARTY TRANSACTIONS

In October 2001, Sony Ericsson Mobile Communications (SEMC) was organized as a joint venture between Sony Corporation and Ericsson, and a substantial portion of our handset operations was sold to SEMC. As part of the joint venture, contracts have been entered into between Ericsson and SEMC. During 2002, transactions were executed pursuant to such contracts, including the following, based on terms customary in the industry and on an arm’s-length basis.

•	Sales. The Company records sales regarding mobile phone platform design.

•	Royalty. Both owners of SEMC, Sony corporation and the Company receives royalties for SEMC usage of trade marks and intellectual property.

•	Purchases. The Company purchases mobile phones from SEMC due to that the Company has contracts for mobile systems including also limited quantities of phones with a number of customers.

•	The owners have also issued guarantees to banks as security for a SEMC subsidiary’s loans in Japan. The Company’s guarantees up to SEK 824 million.

•	Repair costs for remaining warranty periods were charged to the Company for phones sold by the Company prior to October 1, 2001.

2002
Related party transactions
Sales	952
Royalty	320
Purchases	414

Related party balances
Receivables	274
Liabilities	146
Contingent liabilities	824

In addition, we are party to related party transactions with our owners Investor AB and AB Industrivärden as follows:

•	Cooperation continued in the venture capital company Ericsson Venture Partners.

•	The holdings in the venture capital partnership imGO were sold during the year by all the parties.

•	Ericsson purchased Investor’s and Industrivärden’s holdings in Ericsson Project Finance AB and AB LM Ericsson Finans, which are now fully owned subsidiaries.

28    FEES TO AUDITORS

	Price-waterhouse Coopers		KPMG	Others	Total
Audit fees
Parent Company	31	1)	—	—	31
Other companies	42		9	2	53

	73		9	2	84

Fees for other services
Parent Company	28		—	—	28
Other companies	42		7	—	49

	70		7	—	77

Total fees	143		16	2	161

1)	Of which SEK 21 million has been charged to equity.

29    RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE US

Since Ericsson shares are also listed in the US on NASDAQ, reconciliation of results to US GAAP is made.

Principal differences between Swedish GAAP and US GAAP

The principal differences between Swedish GAAP and US GAAP that affect our net income (loss), as well as our stockholders’ equity, relate to the treatment of capitalization of development expenses, provisions for restructuring, pension costs, hedge accounting, marketable securities, deferred taxes and goodwill. New Swedish GAAP recommendations related to development costs and restructuring costs have been implemented. After the Company’s adoption of these new recommendations from 2002 no difference exists between Swedish and US GAAP amounts capitalized by the Company for development costs. The income statement and the balance sheet will differ between Swedish and US GAAP, until amounts capitalized prior to 2002 have been fully amortized. Since 2002 goodwill shall not be amortized under US GAAP.

New US GAAP standards

In 2002, the following FASB standards were adopted:

•	SFAS141, Business Combinations

•	SFAS142, Goodwill and Other Intangible Assets

•	SFAS144, Accounting for the Impairment or Disposal of Long-Lived Assets

•	SFAS145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections were adopted.

With exception for SFAS142 the adoptions did not have a material impact on income 2002. The effects of the adoption of SFAS142 are presented under H. Amortization of Goodwill and K. Adjustment of Net Income below.

The following FASB standards will be adopted in 2003:

•	SFAS143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets

•	SFAS146, Accounting for Costs Associated with Exit or Disposal Activities

•	SFAS148, Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement No. 123. The Company continues to apply the intrinsic value method and presents separately the effects, net of tax effects, as if the fair value method had been applied to all awards

•	EITF00-21, Accounting for Revenue Arrangements with Multiple Deliverables

•	FIN45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

•	FIN46, Consolidation of Variable Interest Entities, an interpretation of ARB51.

The effect of these adoptions in 2003 are not yet evaluated by the Company.

Significant differences between Swedish GAAP and US GAAP

A.    Capitalization of development costs

Prior to 2002, and in accordance with Swedish accounting principles, software development costs were charged against income when incurred. As described in Accounting Principles, the Company in 2002 adopted RR15, “Intangible assets”. Consequently, intangible assets arising from internal development have been recognized when the intangible asset can be demonstrated to have technical feasibility and future economic benefits.

The Company has adopted US GAAP SFAS86 “Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed” and SOP98-1, “Accounting for the costs of Computer Software Developed or Obtained for Internal use”. According to SFAS86, development costs are capitalized after the product involved has reached a certain degree of technological feasibility. Capitalization ceases and amortization begins when the product is ready for its intended use. The Company has adopted an amortization period for capitalized software of three to five years.

The Company’s capitalization of development costs under Swedish and US GAAP is from 2002 identical, but amortization amounts are different, since restating of prior years, for effects of RR15, is not allowed according to Swedish GAAP.

Development costs for software to be sold, before taxes	2002	2001	2000
Capitalization	3,074	7,091	10,349
Amortization	–3,070	–7,661	–6,664
Write-downs 1)	–1,171	–1,214	—
Less net amount already reported per Swedish GAAP	–2,851	—	—

	–4,018	–1,784	3,685

1)	Write-down is made subject to impairment test regarding future revenue for capitalized products

Development costs for software for internal use, before taxes	2002	2001	2000
Capitalization	368	993	990
Amortization	–941	–1,344	–542
Less net amount already reported per Swedish GAAP	–349	—	—

	–922	–351	448

B.    Capital discount on convertible debentures

In accordance with Swedish accounting principles, the 1997/2003 convertible debenture loan and its nominal interest payments are valued at present value, based on market interest rate. The difference from the nominal amount, the capital discount, is credited directly to equity. (Please refer to Note 17 for details.) In accordance with US GAAP, convertible debenture loans are reported as liabilities at nominal value. When calculating income and equity in accordance with US GAAP, the effects of the capital discount are reversed.

C.    Restructuring costs

The rules for providing for payroll related expenses are stricter according to US GAAP. For termination benefits, US GAAP requires for a liability to be recognized that prior to the date of the final financial statements, the arrangements be communicated to employees. There is no such requirement under Swedish GAAP.

D.    Pensions

The Company participates in several pension plans, which in principle cover all employees of its Swedish operations as well as certain employees in foreign subsidiaries. The Swedish plans are administered by an institution jointly established for Swedish industry (PRI) in which most companies in Sweden participate. The level of benefits and actuarial assumptions are established by this institution and, accordingly, the Company may not change these.

Effective 1989, the Company adopted SFAS87, “Employer’s Accounting for Pensions”, when calculating income according to US GAAP. The effects for the Company of using this recommendation principally relate to the actuarial assumptions, and that the calculation of the obligation should reflect projected salary of each employee at retirement age. The difference relative to pension liabilities already booked at the introduction in 1989 is distributed over the estimated remaining service period.

In addition to the Swedish defined benefit plans described in Note 16, the Company have defined benefit plans in several foreign countries, with major plans in the United States and the United Kingdom.

For more information about pensions, see Note 16.

Provisions for pensions according to US GAAP

Weighted-average assumptions as of December 31

		2002				2001
In percent	Sweden	Other			Sweden	Other
Discount rates	5.0%	6.0%			5.5%	6.4%
Expected rates of future salary increases	3.5%	4.0%			3.5%	4.3%
Expected investment return	—	7.3%			—	7.3%

		2002				2001
In SEK million	Sweden	Other	Total		Sweden	Other	Total
Accumulated Benefit Obligation	8,144	5,050	13,194		5,892	5,881	11,773
Estimated future salary increases	2,095	1,662	3,757		2,608	1,789	4,397

Projected Benefit Obligation	10,239	6,712	16,951		8,500	7,670	16,170
Fair value of plan assets	0	4,675	4,675	1)	0	5,556	5,556

Funded status	–10,239	–2,037	–12,276		–8,500	–2,114	–10,614
Unrecognized prior service cost	–701 2)	138	–563		0	257	257
Unrecognized actuarial loss, net	2,804 3)	1,556	4,360		1,436	1,309	2,745
Unrecognized net asset at initial application of SFAS87	–10	–40	–50		–22	–13	–35

Pension Provision as per US GAAP	–8,146	–383	–8,529		–7,086	–561	–7,647
Additional minimum pension liability	0	–645	–645		0	–574	–574

Total Pension Provision as per US GAAP	–8,146	–1,028	–9,174		–7,086	–1,135	–8,221

1)	Negative returns on plan assets and translation differences have reduced the value of plan assets during 2002.
2)	Pension plan changes in Sweden have resulted in reduced benefits.
3)	Unrecognized actuarial loss in Sweden increased due to lower interest rate for discounting and more unfavorable population demographics.

E.    Pension premium refund

In 2000, Alecta (former SPP), a Swedish insurance company, announced a refund of pension premiums paid, of which a portion was refunded during the year. In accordance with Swedish accounting practice, the total refund was credited to income. In accordance with US GAAP, only the amount Alecta actually paid is credited to income.

During 2002 the Company has received the remaining part not refunded in 2000 and 2001. In accordance with US GAAP, this amount is credited to income.

F.    Sale-leaseback of property

During 2000 and 2001, the Company sold real and personal property which was leased back to subsidiaries and treated as an operating lease. In Sweden, the gain on sale of property is credited to income, if the rent to be paid is in par with market price. In accordance with US GAAP, the part of the gain exceeding present value of future lease payments is credited to income when occurred. The remaining part is distributed during the lease period.

G.    Hedge accounting

The Company adopted SFAS133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, on January 1, 2001, for calculating income and equity according to US GAAP. SFAS133 requires recognition of all derivatives as either assets or liabilities measured at fair value.

Under SFAS133 for qualifying derivatives designated as a cash flow hedge the gain or loss is reported in other comprehensive income and affects net income first when the hedged exposure also affects income. The ineffective portion of the gain or loss affects net income immediately.

According to Swedish accounting practice, forward currency exchange contracts and options, which are used to hedge firm commitments and budgeted cash flows regarding sales and purchases, are both accounted for as hedges. Consequently, they are valued in a manner reflecting the accounting for the hedged position and are not valued at market.

Prior to 2001, contracts and options not related to firm commitments were valued at market according to US GAAP. Adoption of SFAS133 resulted in a cumulative after tax increase in net income of SEK 421 million and a decrease in other comprehensive income of SEK 1,665 million on January 1, 2001.

H.    Amortization of goodwill

Under Swedish GAAP goodwill is amortized over its estimated useful life according to Swedish GAAP. In June 2001, US GAAP was changed due to the adoption SFAS141, “Business combinations” and SFAS142, “Goodwill and Other Intangible Assets”. The adoption of SFAS141 did not have an impact on the results of operations or financial condition of the Company.

According to SFAS142 goodwill is not subject to amortization subsequent to the date of adoption. Goodwill shall be tested for impairment both at adoption and annually. The Company has performed such tests which did not result in write-downs of goodwill.

The amortization of goodwill made according to Swedish GAAP is reversed under US GAAP.

I.    Deferred Income Taxes

Deferred tax is calculated on all US GAAP adjustments to income, and the US GAAP balance sheet reflects the gross recognition of deferred tax assets and liabilities.

J.    Other

In-process research and development

Under US GAAP, acquired technology, including in-process research and development is to be charged to expenses if this technology has not reached technological feasibility and has no alternative use. Under Swedish GAAP, acquired technology is amortized to income over its expected economic life.

Revaluation of assets

Certain tangible assets have been revalued at amounts in excess of cost. Under certain conditions, this procedure is allowed in accordance with Swedish accounting practice. Revaluation of assets in the primary financial statements is not permitted under US GAAP. Depreciation charges relating to such items have been reversed to income.

Capitalization of interest expenses

In accordance with Swedish accounting practice, the Company has expensed interest costs incurred in connection with the financing of expenditures for construction of tangible assets. Such costs are to be capitalized in accordance with US GAAP, and depreciated as the assets concerned are used.

K.    Adjustment of Net Income

Application of US GAAP as described above would have had the following effects on consolidated net income. It should be noted that, in arriving at the individual items increasing or decreasing reported net income, consideration has been given to the effect of minority interests.

Adjustment of Net Income (loss)	2002		2001 2)		2000 2)
Items increasing reported net income (loss)
Pensions	412		197		–146
Pension premium refund	47		809		–856
Capital discount on convertible
debentures	124		116		147
Goodwill amortization	1,064		—		—
Deferred income taxes	966		2,014		–2,005
Sale-leaseback	113		–815		–1,361
Hedge accounting	2,884		–2,233		–608

	5,610		88		–4,829

Items decreasing reported net income (loss)
Capitalization of software development costs
to be sold	–4,018		–1,784		3,685
for internal use	–922		–351		448
Restructuring costs	–1,240		–1,642		2,700
Other	–335		129		371

	–6,515		–3,648		7,204

Net increase/decrease in net income (loss)	–905		–3,560		2,375
Net income (loss) as reported per Swedish GAAP	–19,013		–21,264		21,018

Net income (loss) per US GAAP before cumulative effect of accounting change	–19,918		–24,824		23,393
Earnings (loss) per share per US GAAP, diluted before cumulative effect of change of accounting principle 2)	–1.58	1)	–2.27	1)	2.12
Cumulative effect of accounting change, net of taxes	—		421		—
Net income (loss) per US GAAP after cumulative effect of accounting change	–19,918		–24,403		23,393

Reported earnings (loss) per share, diluted, per Swedish GAAP 2)	–1.51	1)	–1.94	1)	1.91
Earnings (loss) per share per US GAAP, diluted, after cumulative effect of accounting change 2)	–1.58	1)	–2.23	1)	2.12
Average number of shares, diluted per US GAAP (million) 2)	12,684		11,057		11,017
Basic earnings per share SEK after cumulative effect of accounting change per US GAAP 2)	–1.58		–2.23		2.15
Average number of shares
basic (million) per US GAAP 2)	12,573		10,950		10,896

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	2000–2001 adjusted for stock dividend element of stock issue.

L.    Unrealized gains and losses on securities available-for-sale

In accordance with Swedish accounting principles investments are valued at lower of cost and market. Under US GAAP, securities available for sale that have readily determinable fair values shall be measured at fair value in accordance with SFAS115 “Accounting for Certain Investments in Debt and Equity Securities”. Unrealized gains and unrealized temporary losses shall be included in other comprehensive income. Other than temporary unrealized losses shall be charged to income.

M    Trade receivables and customer financing receivables and related borrowings

Under Swedish GAAP, financial assets and liabilities are reported net, when a legally enforceable right for offset exists and there is an intent to settle on a net basis or to realize the asset and settle the liability at the same time. Under US GAAP, the accounting for the offset of amounts related to these contracts is not applicable and consequently, for US GAAP purposes, the Company reported additional accounts receivable and customer financing balances, and additional borrowings of SEK 847 million respectively as of December 31, 2002 (SEK 3,781 million as of December 31, 2001).

Sales criteria for transfers of accounts receivable differ between Swedish and US GAAP, with certain of the US GAAP criteria such as the legal isolation requirement in SFAS140 being more prescriptive. Under Swedish GAAP, a receivable should be de-recognized when an entity has lost control of the contractual rights that comprise the receivable. As of December 31, 2002, no such transactions existed. At December 31, 2001, amounts of SEK 4,061 million, were recorded as long-term customer financing and a corresponding amount as a borrowing for US GAAP purposes, since certain sales customer finance credits under Swedish GAAP did not meet the requirements of US GAAP for sale recognition. No gain or loss was recorded in the Swedish GAAP accounts for these sales.

N.    Comprehensive income and Adjustment of stockholders’ equity

The Company has adopted SFAS130, “Reporting Comprehensive Income”. Comprehensive income includes net income (loss) and other changes in equity, except those resulting from transactions with owners.

Comprehensive net income	2002	2001	2000
Net income (loss) in accordance with US GAAP	–19,918	–24,403	23,393

Other comprehensive income (loss)
Translation adjustments	–6,160	2,710	2,326
Translation adjustments for sold/ liquidated companies	–107	5	9
Net gain on cash flow hedges	2,057	2,096	—
Hedging for investments	1,869	–833	–500
Unrealized gains and losses on securities available-for-sale	–199	–6,424	–1,847
Minimum pension liability	–71	–392	25
Deferred income taxes	–1,024	1,445	657
Cumulative effect of accounting change, net (see G)	—	–1,665	—

Total other comprehensive income (loss)	–3,635	–3,058	670

Comprehensive income (loss) in accordance with US GAAP	–23,553	–27,461	24,063

Changes in Comprehensive Income

			Unrealized
			gains and			Accumulated
			losses on			other
	Cumulative		available-	Net gain/	Minimum	compre-
	translation	Hedging for	for-sale	loss on cash	pension	hensive
2002	adjustments	investments	securities	flow hedge	liability	income
Opening balance, net of tax	3,681	–1,711	184	–156	–414	1,584
Changes during the period	–6,267	1,346	–143	1,480	–51	–3,635

Closing balance, net of tax	–2,586	–365	41	1,324	–465	–2,051

Adjustment of Stockholders’ Equity	2002	2001	2000
Increases
Capitalization of software development costs to be sold	11,076	15,094	16,878
for internal use	486	1,408	1,759
Capitalization of interest, net after cumulative depreciation	172	211	211
Goodwill	1,064	—	—
Hedging	2,744	–2,196	–332
Restructuring costs	217	1,458	3,100
Pensions	440	99	300

	16,199	16,074	21,916

Reductions
Capital discount on convertible debentures	–179	–303	–419
Pension refund	—	–47	–856
Sale-leaseback	–2,063	–2,176	–1,361
Deferred income taxes	–4,021	–4,487	–8,197
Unrealized gains and losses on
available-for-sale securities	–314	255	6,680
Other	–26	–102	–232

	–6,603	–6,860	–4,385
Adjustment of stockholders’ equity, net	9,596	9,214	17,531
Reported stockholders’ equity	73,607	68,587	91,686

Stockholders’ equity according to US GAAP	83,203	77,801	109,217

Adjustment of certain balance sheet items according to US GAAP, as per reported Balance Sheet

	Swedish GAAP		As per US GAAP
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2002	2001 2)	2002	2001
Intangible assets	12,609	13,066	25,235	29,481
Tangible assets	9,964	16,641	10,109	16,862
Other investments	2,243	3,101	1,929	3,356
Long-term customer financing	12,283	7,933	12,283	14,712
Accounts receivable	36,538	57,236	37,385	58,299
Other receivables	24,817	39,171	29,726	39,124
Provisions 1)	32,354	32,935	35,717	34,869
Convertible debentures, long-term	—	4,437	—	4,740
Current maturities of long-term debt	11,083	3,622	11,262	3,622
Other current liabilities	33,536	45,600	36,856	51,060
Long-term liabilities to financial Institutions	3,043	7,906	4,798	15,681

1) Of which short-term	19,678	20,306	19,461	20,245
2) Restated for changes in accounting principles in Sweden 2002 regarding consolidation of companies according to the new RR1.

The Swedish GAAP balance sheet, including the amounts in the above presentation, reflects the restatement discussed under “Accounting Principles, Restatement of financial statements”.

O.    Statement of Cash Flows

The Company follows SFAS95 when preparing the Statement of Cash Flows, except that it considers cash, bank and short-term investments with due dates within 12 months as cash and cash equivalents, rather than within 3 months as required by SFAS95. Applying this definition would mean following adjustments of reported cash, with the offsetting difference reflected in cash flow from investing activities in the Statement of Cash Flows:

Consolidated	2002	2001	2000
Short term cash investments, cash and bank, as reported	66,214	68,924	35,771
Adjustment for items with maturity of 4–12 months	–28,069	–28,182	–16,129

Cash and cash equivalents as per US GAAP	38,145	40,742	19,642

P.    Stock option plans

The Company, as permitted under SFAS123 “Accounting for Stock Based Compensation”, applies Accounting Principles Board Opinion 25 (APB25) and related interpretations in accounting for its stock option plans under US GAAP. No compensation expense has been reflected in the consolidated income statement as no compensation expense arises when the strike price of the employee’s stock options equals the market value of the underlying stock at grant date, as in the case of options granted to the employees.

If the Company had chosen to adopt the optional recognition provisions of SFAS123 for its stock option plans, net income (loss) and earnings (loss) per share in accordance with US GAAP would have been changed to the amounts indicated below:

Consolidated	2002		2001 2)		2000 2)
Net income (loss)
Net income per US GAAP before cumulative effect of accounting change	–19,918		–24,824		23,393
Adjustment for recognitions of provisions per SFAS123	–193		–1,341		–1,511
Net income, adjusted, per US GAAP before cumulative effect of accounting change	–20,111		–26,165		21,882

Earnings (loss) per share, diluted
Earnings (loss) per share per US GAAP before cumulative effect of accounting change	–1.58	1)	–2.27	1)	2.12
Earnings (loss) per share, adjusted, per US GAAP before cumulative effect of accounting change	–1.60	1)	–2.39	1)	1.99

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	2000–2001 adjusted for stock dividend element of stock issue.

The fair value of each option grant is estimated on the date of the grant, using the Black & Scholes’ option pricing model with the following weighted-average assumptions:

	2002	2001	2000
Expected dividend yield	0.6%	0.6%	1.0%
Expected volatility	43.1%	40.2%	35.4%
Risk-free interest rate	5.4%	5.5%	6.0%
Expected life of option (in years)	5.4	4.8	3.1

Q.    Valuation qualifying accounts and reserves

Reserves deducted from assets to which they apply: Allowance for doubtful notes and accounts receivables and customer financing for the years ended December 31, 2002, 2001 and 2000 (SEK million).

Description	2002	2001	2000
Balance beginning of period	6,578	5,525	7,016
Charged (credited) to cost and expenses	4,079	3,732	1,417
Charged (credited) to other accounts	1,771	267	–243
Deductions	–3,375	–2,946	–2,665

Balance end of period	9,053	6,578	5,525

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

March 26, 2003

By:	/s/ LARS JACOBSSON
Lars Jacobsson Vice President Corporate Financial Reporting and Analysis

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General Counsel

Certifications

I, Kurt Hellström certify that:

1.	I have reviewed this annual report on Form 20-F of Telefonaktiebolaget LM Ericsson (publ);

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–14 and 15d–14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 20, 2003

By:	/s/ KURT HELLSTRÖM
Kurt Hellström President and CEO

Certifications

I, Sten Fornell certify that:

1.	I have reviewed this annual report on Form 20-F of Telefonaktiebolaget LM Ericsson (publ);

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–14 and 15d–14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 20, 2003

By:	/s/ STEN FORNELL
Sten Fornell Executive Vice President and Chief Financial Officer