Form 20-F
period 2003-12-31
ERICSSON LM TELEPHONE CO
filed 2004-03-31
CIK 717826

As filed with the Securities and Exchange Commission on March 31, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	registration statement pursuant to section 12(b) or 12(g) of the securities exchange act of 1934

or

☑	annual report pursuant to section 13 or 15(d) of the securities exchange act of 1934

For the Fiscal Year Ended December 31, 2003

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

SE-164 83 Stockholm, Sweden

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class

American Depositary Shares

B Shares

STIBOR – 1.5 percent Convertible Subordinated Debentures due June 30, 2003

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

B shares (SEK 1.0 nominal value)	15,476,040,038
A shares (SEK 1.0 nominal value)	656,218,640
C shares (SEK 1.0 nominal value)	0

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

Item 17    ☒     Item 18    ☐

FORM 20 - F 2003 CROSS REFERENCE TABLE

FORM 20-F 2003 CROSS REFERENCE TABLE

Our Annual Report on Form 20-F consists of the Swedish Annual Report for 2003, with certain adjustments to the financial statements to comply with U.S. restrictions on the use of non-GAAP financial measures, together with certain other information required by Form 20-F which is set forth under the heading Supplemental Information. The following cross reference table indicates where information required by Form 20-F may be found in this document.

Form 20-F Item Heading		Location in this document	Page Number

PART I

1	Identity of Directors, Senior Management and Advisors	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable

3	Key Information

	A Selected Financial Data	Five Year Summary	88

		Supplemental Information
		Exchange Rates	101

	B Capitalization and Indebtedness	Not applicable

	C Reason for the Offer and Use of Proceeds	Not applicable

	D Risk Factors	Risk Factors	90

4	Information on the Company

	A History and Development of the Company	Board of Directors’ Report
		Partnerships and Joint Ventures, Acquisitions/Divestitures	9

		Information on the Company
		History and Development	75
		Capital expenditures	81

	B Business Overview	Information on the Company	75-82

	C Organizational Structure	Information on the Company
		Organizational Structure	82

		Notes to the Financial Statements
		Note 12 Investments	46

	D Property, Plants and Equipment	Information on the Company
		Property, Plants and Equipment	81

5	Operating and Financial Review and Prospects

	A Operating Results	Board of Directors’ Report
		Financial Results	10

		Supplemental Information
		Operating Results	101

	B Liquidity and Capital Resources	Board of Directors’ Report
		Balance sheet, cash flow, liquidity and capital resources	11

		Notes to the Financial Statements
		Note 21 Financial Instruments	53

	C Research and Development, Patents and Licenses	Board of Directors Report
		Products, Research and Development	9

		Information on the Company
		Research and Development (R&D)	81
		Intellectual Property and Licensing	81

	D Trend Information	Board of Directors’ Report
		Market Environment and Trend information	7

	E Off-Balance Sheet Arrangements	Board of Directors’ Report
		Off Balance Sheet Items	11

		Notes to the Financial Statements
		Note 21 Financial Instruments	53

	F Tabular Disclosure of Contractual Obligations	Supplemental Information
		Tabular disclosure of contractual obligations	103

i

FORM 20 - F 2003 CROSS REFERENCE TABLE

Form 20-F Item Heading		Location in this document	Page Number

6	Directors, Senior Management and Employees

	A Directors and Senior Management	Directors, Senior Management and Auditors	83

	B Compensation	Board of Directors’ Report
		Employee Compensation	15

		Notes to the Financial Statements
		Note 29 Information Regarding Employees,
		Members of the Board of Directors and Management	61

	C Board Practices	Board of Directors’ report
		Corporate governance	16

		Directors, Senior Management and Auditors
		Board Procedures and Committees	84

	D Employees	Board of Directors’ Report
		Organization and Employees	15

		Notes to the Financial Statements
		Note 29 Information Regarding Employees,
		Members of the Board of Directors and Management	61

	E Share Ownership	Directors, Senior Management and Auditors	83

		Notes to the Financial Statements
		Note 29 Information Regarding Employees,
		Members of the Board of Directors and Management	61

7	Major Shareholders and Related Party Transactions

	A Major Shareholders	Share Information
		Shareholders	98

	B Related Party Transactions	Notes to the Financial Statements
		Note 30 Related Party Transactions	67

	C Interests of Experts and Counsel	Not applicable

8	Financial Information

	A Consolidated Statements and Other Financial Information	Financial Statements	20
		Please see also item 17

		Board of Directors’ Report
		Legal and Tax Proceedings	14

		Supplemental Information
		Dividends	105

		Shareholder Information
		Dividend	100

	B Significant Changes	Board of Directors’ Report
		Post Closing Events	17

9	The Offer and Listing

	A Offer and Listing Details	Supplemental Information
		Offer and Listing Details	103

	B Plan of Distribution	Not applicable

	C Markets	Share Information	96

	D Selling Shareholders	Not applicable

	E Dilution	Not applicable

	F Expenses of the Issue	Not applicable

10	Additional Information

	A Share Capital	Not applicable

	B Memorandum and Articles of Association	Supplemental Information
		Memorandum and Articles of Association	105

	C Material Contracts	Supplemental Information
		Material Contracts	107

	D Exchange Controls	Supplemental Information
		Exchange Controls	107

	E Taxation	Supplemental Information
		Taxation	108

	F Dividends and Paying Agents	Not applicable

	G Statement by Experts	Not applicable

ii

Form 20-F Item Heading

FORM 20 - F 2003 CROSS REFERENCE TABLE

		Location in this document	Page Number

	H Documents on Display	Supplemental Information
		Documents on Display	112

	I Subsidiary Information	Not applicable

11	Quantitative and Qualitative Disclosures	Board of Directors’ Report
	About Market Risks	Financial Risk Management	12

		Notes to the Financial Statements
		Note 21 Financial Instruments	53

12	Description of Securities Other than Equity Securities	Not applicable

PART II

13	Defaults, Dividend Arrearages and Delinquencies	Not applicable

14	Material Modifications to the Rights	Not applicable
	of Security Holders and Use of Proceeds

15	Controls and Procedures	Supplemental Information
		Controls and Procedures	112

16	Reserved

	A Audit Committee Financial Expert	Supplemental Information
		Audit Committee Financial Expert	112

	B Code of Ethics	Supplemental Information
		Code of Ethics	112

	C Principal Accountants Fees and Services	Supplemental Information
		Principal Accountants Fees and Services	113

	D Exemptions from the Listing Standards for Audit Committees	Not applicable

PART III

17	Financial Statements	Consolidated Income Statement	20

		Consolidated Balance Sheet	21

		Consolidated Statement of Cash Flows	22

		Parent Company Income Statement	24

		Parent Company Balance Sheet	25

		Parent Company Statement of Cash Flows	26

		Changes in equity	23,27

		Notes to the Financial Statements	29

18	Financial Statements	Not applicable

19	Exhibits

	Exhibits 1	Articles of Association April 2003.

	Exhibits 3	Not applicable

	Exhibits 4.1	The Core DCP Master Purchase Agreement, dated August 28, 2001, entered into by and between Telefon-aktiebolaget LM Ericsson and Sony Ericsson Mobile Communications AB is included as an exhibit to our report on Form 20-F filed with the SEC on May 24, 2002.

	Exhibits 4.2	The DNTC Master Purchase Agreement dated August 28, 2001, entered into by and between Sony Corporation and Sony Ericsson Mobile Communications AB, is included as an exhibit to our report on Form 20-F filed with the SEC on May 24, 2002.

	Exhibits 5	Not applicable

	Exhibits 6	Please see Note 1 to the Financial Statements,
		Accounting Principles.	30

	Exhibits 7	For definitions of certain ratios used in this report,
		please see Five-Year Summary.	89

	Exhibits 8	Please see Note 12 to the Financial Statements.	46

	Exhibit 11	Our Code of Business Ethics and Conduct for all our employees, our CEO and senior financial officers is included at our web site on http://www.ericsson.com/about/code_business_ethics/index.shtml

	Exhibit 12	302 Certifications

	Exhibit 13	906 Certifications

iii

FORWARD - LOOKING STATEMENTS

Forward-looking Statements

This Annual Report includes “forward-looking statements” about future market conditions, operations and results.

Words such as “believe”, “expect”, “anticipate”, “intend”, “may”, “plan” and similar expressions are intended to identify these statements. Forward-looking statements appear in a number of places including, without limitation, “Letter from the President and Chief Executive Officer”, “Board of Directors’ Report”, “Risk Factors” and “Information on the Company”, and include statements regarding:

•	our strategies, goals and growth prospects

•	the growth of the mobile communications market

•	our liquidity, capital resources and capital expenditures, and our credit ratings

•	the growth in demand for our systems and services

•	our joint venture activities

•	the economic outlook and industry trends

•	developments of our markets and competition

•	the impact of regulatory initiatives

•	our research and development expenditures

•	our plans to launch new products, systems and services, and

•	expected cost savings from our various cost reduction measures.

Although we believe that the expectations reflected in these and other forward-looking statements are reasonable, we can give no assurance that these expectations will materialize. Because these statements involve assumptions and estimates that are subject to risks and uncertainties, results could differ materially from those set out in the forward-looking statements, including as a result of:

•	conditions in the telecommunications industry and general economic conditions in the markets in which we operate, and our ability to adapt to rapid changes in market conditions

•	political, economic and regulatory developments in the markets in which we operate, including allegations of health risks from electromagnetic fields and increasing cost of licenses to use radio frequencies

•	management’s ability to develop and execute a successful strategy, including partnerships, acquisitions, divestitures and ability to manage growth and decline and to execute cost-reduction efforts

•	market risks, including foreign exchange rate changes, interest rate changes, credit risks in relation to counterparties and risks of confiscation of assets in foreign countries

•	the impact of changes in product demand, pricing and competition, including erosion of sales prices, increased competition from existing or new competitors or new technology and the risk that new systems and services may fail to be accepted at the rates or levels we anticipate

•	our customer structure, where the number of customers may be reduced due to consolidation in the industry, and the negative business consequences of a loss of, or significant decline in, our business with such a customer

•	the impact of our credit rating

•	defaults by our customers under significant customer financing arrangements

•	product development risks, including our ability to adopt new technologies and to develop commercially viable systems and services, our ability to acquire licenses to necessary technology, our ability to protect our intellectual property rights through patents and trademarks and to defend them against infringement, and results of patent litigation

•	supply constraints, including component or production capacity shortages, suppliers’ abilities to deliver products on time with good quality, and risks related to concentration of purchases from a single vendor or proprietary or outsourced production in a single facility, and

•	our ability to recruit and retain highly qualified management and other employees.

Certain of these factors are discussed in more detail elsewhere in this Annual Report, including under “Letter from the president and Chief Executive Officer”, “Board of Directors’ Report”, “Risk Factors” and “Information on the Company”. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law or stock exchange regulation.

CEO LETTER

Letter from the President and Chief Executive Officer

Dear fellow shareholder,

Lots of exciting things start with a phone call. Such was the case when I received a call in January 2003, inviting me to become CEO of Ericsson.

This is an extraordinary company. I’ve always thought so, and I believe it even more now. In my first year as CEO I’ve found that Ericsson has exceptionally good people – dedicated, well-educated and thoroughly responsible people – and their optimism has impressed me enormously.

I can tell you that the pioneering spirit that helped to lead the world’s telecommunications revolution is still very much alive today.

Of course, times have been tough over the past few years and market conditions remain tight. We’ve had to adapt accordingly, becoming much more efficient, flexible and more responsive to our customers’ needs. So when I joined, in April, one of my first actions was to build a management team capable of guiding Ericsson through this period of transition and taking us to the next level.

Last year’s annual report stated that 2002 was a year for clarity, decisiveness and action. That was true then, it was true in 2003, and it will remain true in the year ahead. We know where we want to take the company, and we are acting decisively to improve our efficiency, reduce our costs, grow our revenues and increase our margins. These are our priorities.

In this letter I will describe the actions we have taken, and the opportunities we see ahead in a market that has potential for growth.

In particular, I’ll discuss three fundamentally important points about Ericsson today:

•	We kept our promise to return to profit

•	We have a clear strategy for continued margin improvement and sustainable growth

•	We are strengthening our leadership position

WE KEPT OUR PROMISE TO RETURN TO PROFIT

Ericsson’s cost reduction programs were having positive effects before I arrived. This challenging work was initiated by my predecessor, Kurt Hellström, and led by Deputy CEO Per-Arne Sandström. In April, we expanded and accelerated these programs to further reduce cost of sales and operating expenses, creating a profitable cost basis, going forward.

Our commitment was rewarded when we returned to profit, before restructuring charges, ahead of plan in the third quarter of 2003.

We ended the year achieving one of the strongest fourth quarter performances in the industry.

We’ve achieved this thanks to the exceptional motivation and loyalty of all of our employees. They understood that far reaching change was necessary, and responded with incredible energy. The management team and I are truly impressed by their dedication. We have reduced our workforce from 107,000 to 51,600 employees in just three years. Of course, this meant that many talented people had to leave us, but firm measures were required and our decisive actions mean that Ericsson is now well positioned for the future.

Putting more of our time, energy and money behind our most valuable products and services has paid off. We have concentrated our research and development activities from 85 development centers to 25, and reduced the number of technology platforms we use. These measures, together with effective management of working capital, have created a dramatic improvement in cash flow.

We’re now well funded, with a net cash position of SEK 27 billion. Our focus on reducing capital employed has been far more successful than first anticipated. As a result, we have conserved most of the proceeds from our 2002 stock issue, giving us a much greater financial flexibility. I believe this is an important strength, given the challenges and opportunities ahead.

While restructuring and cutting back, we also managed to reach our operational goals. We have remained on schedule with the development and rollout of new products and services. We have also strengthened our leading position in mobile systems and successfully defended our market shares. We continue to hold the largest market share in both GSM (2G) and WCDMA (3G), and in certain strategically important areas of wireline technology.

I’m pleased to report that the Sony Ericsson joint venture also transformed loss into profit in 2003. Their increased focus on the GSM and Japanese markets improved sales and streamlined costs. They attained one of the highest average sales prices in the industry, demonstrating the attractiveness of their advanced mobile phones.

CEO LETTER

Sony Ericsson’s success is good news for us as co-owner. Not only has the company through hard work and cost adjustments returned to profit. Sony Ericsson has also improved their product portfolio, and are aiming for a leading position in high end products. Together we are creating unique customer experiences by combining telecom technology, attractive handsets and exciting content.

With telecommunication services becoming more sophisticated, and systems more technically complex, there is a growing interdependency between networks, applications, services and handsets. Together with Sony Ericsson and through our licensing of handset technology (Ericsson Mobile Platforms), we are involved in all four areas. This means we can assure operators that their entire network will work effectively, all the way from the consumer to the back office.

Ericsson has been on an arduous journey over the past few years and, as promised, we have done what was needed to return to profit.

However, we are determinded to create an even more competitive company by focusing on operational excellence with simplicity and clarity in all that we do.

WE HAVE A CLEAR STRATEGY FOR CONTINUED MARGIN IMPROVEMENT AND SUSTAINABLE GROWTH

Our objective is to generate sustainable growth and provide competitive returns to our investors regardless of day-to-day market developments.

Our cost-cutting enabled us to return to profit in 2003, but returning to profit is simply not enough. To ensure sustained profitability and growth we set the goal high – to become world leaders in efficiency and the way we operate as a company.

For example, as market leader in mobile systems we should be generating more benefits from our economies of scale. We are a supplier to 18 of the world’s 20 largest mobile operators. These operators provide services to some 65 percent of all mobile subscribers. We’re developing new ways to benefit from our scale by separating standardized, high-volume products from more complex, customized products. This approach will produce cost-savings across the entire sourcing, manufacturing and installation chain.

We’re also working to get more from our common product platforms.

For example, our GSM/WCDMA and CDMA2000 products were once entirely different from one another, but today they use the same software and hardware in many areas of the core network and service layer. We’re also developing access products, such as radio base stations, capable of working with both CDMA2000 and WCDMA, the main 3G technologies. In essence, the main difference between a CDMA2000 and a WCDMA radio base station will be the software inside.

I’ve been greatly impressed with the technical innovations achieved by Ericsson over the years. However, yesterday’s successes mean little if we’re not able to offer the best solutions today, and tomorrow. R&D is an extremely important part of our competitive advantage. About one-third of our employees are engaged in this area, making it one of the largest programs in the industry. We are now placing greater emphasis on the commercialization of our innovations, and we have established a more disciplined, customer-driven approach to our investments in R&D.

Along with improvements in operations and technology, we’ve analyzed our sales processes and found ways to improve our performance. For example, our regional market structure has been replaced by a simpler approach, enabling us to close the gap between our sales and technology functions. We involve operators more in our R&D process, and that’s helping us to respond faster and to prioritize what we offer.

Looking at our market, we can confirm that it has stabilized and we are starting to see signs of return to growth. Having said that, financial stability remains a priority for many operators. We expect that the operator emphasis on operational excellence is here to stay, as well as a strong focus on financial returns.

Market conditions have not been easy and a number of operators are grappling with the new services and business models made possible by 3G. It’s imperative for operators, and for us as their business partner, to understand what consumers want, what they are willing to pay and how to adapt our business models accordingly. We must be as good at delivering what consumers need as we are at developing technology.

Going forward, we believe that telecommunications will continue to be a growth business. Only 20 percent or so of the world’s population have a mobile phone, and every day, about 500,000 consumers sign up for mobile services.

I think it’s too simplistic to talk in terms of one market, however. Operators in emerging markets make very different demands from those in developed markets.

To meet the needs of customers in emerging markets, we have launched the Ericsson Expander program, designed to lower the cost of introducing mobile communications. Industry predictions show that it is likely to reach the second billion mobile users within the 2008 time frame, as services become more affordable. With more people subscribing, and with existing subscribers making voice calls more often, solutions for both coverage and capacity will be important opportunities for us to address.

Of course, developed markets have higher mobile penetration, but mobile calls still represent less than 20 percent of total voice traffic in these markets. Clearly, there is enormous potential for mobile operators to win a larger share of voice traffic.

Mobile data services also represent a significant opportunity for operators. The growth potential in this area is remarkable. More than one billion text messages are sent every day, and sales of camera phones have surpassed those of traditional and digital cameras. In Japan and South Korea some operators are

CEO LETTER

already generating up to 20 percent of their revenue through data services such as text messages and pictures. This is a trend we expect to see repeated in other parts of the world as mobile multimedia services are introduced.

We see good prospects for growth within our markets. As operators feel more secure financially, we expect them to invest more in capacity and new services, in 2G as well as 3G.

Having said that, our objective is to ensure that we can prosper independent of short-term fluctuations on the market. Our efforts in terms of efficiency, flexibility and customer focus are moving us towards sustainable profitability and growth.

WE ARE STRENGTHENING OUR LEADERSHIP POSITION

We are thoroughly convinced that people will use mobile devices more and more for listening to music, taking pictures, and, for example, reading e-mails while riding the bus to work. We will surf the web, buy products, and get stock market reports, weather forecasts and news. We will check maps to find the closest pharmacy, or a good meeting place. Delivering all of these new types of services in a cost-efficient way demands increasingly sophisticated networks. This is where Ericsson’s greatest competitive strengths come into play.

For example, Ericsson has proven expertise in every one of the dominant technology standards within both mobile and fixed telecommunications. This is one of our true competitive strengths, and one reason why the world’s largest operators choose to work with us.

Indeed, since I joined the company I have been very impressed by the exceptionally long-term and very strong relationships we have with our customers. They trust us with critical areas of their operations, and look to us to guide them through the fast-changing and technically complicated telecommunications environment.

Today’s solutions are dependent on many aspects of an operator’s total business. Old systems must work with new, and with products from other suppliers. So, skills such as network planning, systems integration and solutions for network evolution are essential parts of what we provide. Such services also enable us to further strengthen our relationships with customers.

We are are leading the introduction of layered architecture into mobile networks. This is all about building networks in a smarter way, and making things simpler for the operator. Our approach structures a network into independent functional areas of connectivity, control and services, and keeps the core elements within the network independent of one another. In this way, when the operator wants to introduce new services or equipment into one layer it is not necessary to re-engineer the entire network or completely replace the hardware. This gives the operator much greater flexibility than conventional networks, which are designed as a giant monolithic system, from top to bottom.

In the service layer, which functions like an open market place, we help operators to catch revenues from a whole range of data services. We’re a world-leading supplier within service layer solutions. For example, more than 50 percent of MMS subscribers are using our solutions when sending and receiving multimedia messages. Our charging solutions enable more than 270 operators to charge for the services they deliver.

This position builds on our broad networking competence and range of solutions, including our integration skills and specialist products developed by us. We also support independent application developers and content providers through our Mobility World centers. We select valuable new innovations and transform them into working solutions for our customers.

Greater technical complexity is increasing demand for our Global Services expertise. We have provided services such as designing, building, integrating, optimizing and supporting networks for many years. This is becoming an even more valuable part of our business. We are already one of the largest suppliers of services to network operators, with more than one-quarter of our people working in this area. These experts are operating in 140 countries around the world and support networks that provide telecommunications for more than 500 million subscribers worldwide.

During 2003 we expanded our managed services business with eight new contracts, making us a market leader. Under these agreements, operators outsource all or some of their network operations to us, enabling them to reduce their operating expenses and devote greater time and resources to establishing new services and attracting more customers.

So, what about 3G? What role will the next generation of mobile technology play in our future? For me the business case is simple and powerful – 3G is more cost-efficient and faster than 2G. The need for more capacity at lower cost is evident, because operators must cope with traffic growth and be able to expand their markets.

It also enables operators to offer new forms of higher value multimedia services to subscribers. Ericsson works at the heart of the industry and we see that 3G is gaining momentum. Indeed, it now accounts for more than 15 percent of our mobile systems sales.

3G is a major step forward in technology, but it is not a revolution.

GSM (2G) and WCDMA (3G) both use the same core network, so that 2G applications can work seamlessly with WCDMA technology. Similarly, applications based on 3G versions of CDMA2000 can work with their cdmaOne forerunners. This means that operators can test the market with new services such as multimedia messaging without having to invest too much or too soon in their radio network.

GSM is still developing, and our leading position has been strengthened, not least by our contribution to the development of EDGE. As a 3G radio technology, EDGE complements WCDMA and allows operators to significantly enhance the data

CEO LETTER

speeds and capacity of their existing GSM networks with moderate investments.

I’ve been talking about the sophistication of today’s services, technologies and networks. Of course, it’s inevitable that the telecommunications environment of the future will be even more complex. There is a simple consumer-led reason for this. People are on the move more and more, yet we always need to communicate with one another. As consumers, we like to be connected in the best possible way, wherever we are. We don’t want to worry about whether it’s technically possible, or whether our connection is called 2G, 3G, wireless LAN, fixed wireless or whatever. So the natural evolution of telecommunications is towards one seamless network, where we can all reach whoever we need, in whatever way we prefer.

The technology may be sophisticated and complex, but ease of use by the consumer is essential for market success. Only services that are easy to understand and simple to apply will be accepted and used. This requires all of the various ways to connect to work together in a transparent way. Consumers must be able to reach and to be reached, any place, any time, quick and simple.

We’re developing mobile networks that can handle the enormous range of traffic this demand generates. In addition to 3G and mobile networks, fixed line multiservice networks also have an important role to play in an increasingly integrated world. This creates attractive opportunities for companies like Ericsson that can combine telephony and mobility with IP/Ethernet technology to deliver powerful multiservice solutions.

One seamless global telecommunications service is a simple and wonderful idea. It is also a major technical challenge, and one that suits our strengths as a company.

Our comprehensive experience with all relevant technologies and our commitment to develop open standards and initiatives such as layered architecture, will enable us to be our customers’ best business partner.

We can help them to thrive. And if our customers thrive, so will we.

I would like to end my letter by acknowledging how important the support of our shareholders has been in recent years. As I said earlier, conditions have been tough, but we’re heading in the right direction.

I believe the efficient, robust and highly competitive Ericsson we are building confirms the faith you’ve shown in us. I hope you share my enthusiasm for our future.

Yours sincerely,

Carl-Henric Svanberg, President and Chief Executive Officer

BOARD OF DIRECTORS’ REPORT

Board of Directors’ Report

In the following comments we will refer to measures such as: “adjusted gross margin”, “adjusted operating expenses”, “adjusted operating income”, and “adjusted income after financial items”. The adjustments are related to restructuring costs, effects of capitalization of development costs and non-operation capital gains, and, in our opinion, the adjusted measures better reflect the operations and will help the readers to understand the Company’s performance during the periods reported in the statements. In the period 2001-2003, Ericsson carried out two major restructuring programs: in the Phones segment in 2001, to stop huge operating losses and to prepare for establishing a joint venture with Sony, and in Systems and Other Operations during 2001-2003 to adapt to the changing market. Due to the conditions in the telecom market during the last three years, as described below in “Market environment and Trend Information”, we were forced to undertake these extensive restructuring efforts, with costs so significant in relation to the underlying business that a clear separation is necessary for the understanding of our financial statements. To illustrate the magnitude of change, the number of employees was reduced from 107,000 to 52,000. The restructuring programs were substantially completed by the end of 2003. In 2001, we also incurred significant capital gains of a non-recurring nature, and income in 2002 and 2003 was favourably affected by initial effects of implementation of a new Swedish accounting standard regarding intangible assets. However, in order not to mislead readers, we do publish both unadjusted and adjusted measures.

The following text contains “Forward Looking Statements” –please see “Forward Looking Statements” on page 1. Numbers in brackets refer to the prior year.

	As reported			Adjustments			Adjusted
	2003	2002 1)	2001 1)	2003	2002	2001	2003	2002	2001
Net sales	117,738	145,773	231,839	—	—	—	117,738	145,773	231,839
Gross margin	38,837	41,549	57,939	4,790	5,589	8,345	43,627	47,138	66,284
- percent	33%	29%	25%	—	—	—	37%	32%	29%
Total operating expenses	–51,013	–62,401	–93,002	9,392	3,092	6,655	–41,621	–59,309	–86,347
- percent	43%	43%	40%	—	—	—	35%	41%	37%
Share in earnings of JV and associated companies	–604	–1,220	–715	352	–230	—	–252	–1,450	–715
Other operating revenues and costs	1,541	773	8,398	358	353	–5,800	1,899	1,126	2,598
Operating income	–11,239	–21,299	–27,380	14,892	8,804	9,200	3,653	–12,495	–18,180
- percent	–10%	–15%	–12%	—	—	—	3%	–9%	–8%
Income after financial items	–12,103	–22,835	–29,154	14,892	8,804	9,200	2,789	–14,031	–19,954

Items affecting comparability
Non-operational capital gains/losses, net (in other operating revenues and costs)				13	42	–5,800
Capitalization of development expenses, net (in other operating expenses)				–1,584	–3,200	—
Restructuring costs, net,				16,463	11,962	15,000

Total				14,892	8,804	9,200

Restructuring costs, of which in:
- Cost of sales				4,790	5,589	8,345
- Operating expenses				10,976	6,292	6,655
- Other operating revenues and costs				345	311	—
- Share in earnings of JV and associated companies/Phones				352	–230	—

Total				16,463	11,962	15,000

1)	Restated for changes in accounting principles.

BOARD OF DIRECTORS’ REPORT

Highlights of 2003:

•	Return to profit before restructuring costs with a positive adjusted income after financial items for the full year

•	Positive cash flow

•	Cost reductions delivered, focus now on operational efficiency, and

•	Market position strengthened.

STRATEGY AND GOALS

Ericsson is a leading provider of infrastructure equipment for mobile and fixed networks and related products and services, as well as products for special applications, such as radar, cables and mobile handset platform technology. Our goal is to be the preferred business partner to the leading network operators as well as to customers in certain specialized markets such as microwave systems. In doing so, we strive to be the market and technology leader. We offer end-to-end solutions for operators, related to their infrastructure investments, network management and service offerings. Our products and services fit into the core and access parts of networks as well as into the increasingly important service layer. In addition, with our mobile platform products and through our Sony Ericsson joint venture for handsets, we extend the scope of our operations all the way to the consumer.

As a market leader, our strategy is to leverage our economies of scale to be able to develop superior products and services, offering our customers competitive advantages.

During recent years, we have adopted measures to cut costs and adapt Ericsson to the new market situation. We can now conclude that our actions have had the intended effects so far. Despite these rapid internal changes, we have been able to keep up deliveries and support towards our customers, including the roll out of advanced 3G technology, and we have carried out our most important development projects without significant delays.

The improved financial position is partially a result of the successful stock issue in 2002, which ensured that we would have resources to finance our operations during the phase of market decline and restructuring. This has enabled management to focus on the business and on the restructuring. The important result of this is that Ericsson has delivered on the promises to return to profit sometime in 2003, excluding restructuring costs, and to do this with a positive cash flow before financing activities. As indicated when we made the rights issue in 2002, certain maturing debts have been repaid, but the Company has not consumed any of the cash generated by the stock issue for operational purposes. It is still part of the very strong payment readiness.

Focus is now on operational improvement to become even more effective. The target is now to reach a sustainable and competitive profitability.

MARKET ENVIRONMENT AND TREND INFORMATION

The market for mobile and fixed infrastructure went through a number of significant changes during the last five years. From the mid 1990’s until 2000, network operators invested heavily in mobile infrastructure driven by strong subscriber growth and increasing usage. Similarly, fixed networks were expanded to accommodate Internet traffic. This extraordinary growth peaked in 2000, and, since the beginning of 2001, the market for network equipment has contracted sharply.

The three years of decline can be characterized by:

•	Auctions of 3G licenses, which led to spending by operators of the equivalent of seven years’ worth of infrastructure investments on the licenses. This created an investment pause in network equipment for 2G, in particular in many markets in Western Europe

•	Significant network capacity was deployed during the boom years and many operators reduced their capital expenditures to adjust for excess capacity

•	Due to over-investments in the sector, credit market restrictions for telecom operators and vendors caused a series of downgrades in credit ratings. Many operators prioritized cash flow over top-line growth and further limited their investments to focus on improved balance sheets to maintain their credit rating.

•	The resulting rapid and dramatic decline in demand forced equipment suppliers to reduce costs and adjust to the much lower demand

•	Macroeconomic difficulties in certain markets, for example Latin America, put further pressure on the decline in equipment demand, and

•	Technology changes dramatically altered the market, including such changes as:

•	The early implementation of 3G technology in Japan, which caused a sharp reduction in PDC investments.

•	System transition in the United States and Latin America from TDMA to GSM or CDMA to prepare for evolution to 3G-based networks. This led to significant reduction in our TDMA sales, but also increased GSM sales.

•	Increased demand for CDMA equipment. Ericsson addressed this market segment, focusing on new CDMA markets such as China and India.

•	Build out of 3G networks, but in most cases just according to basic license requirements. So far the limited supply of handsets has restricted commercial launches.

•	More complex networks, with additional features and a larger mix of equipment and software from multiple vendors, which is opening up possibilities for Ericsson to market professional services to support integration of such networks. Operators are also becoming more willing to outsource network management and focus on their service offerings to their customer base in the new technology environment.

BOARD OF DIRECTORS’ REPORT

•	In fixed networks, operators are converting from circuit-switched to packet-switched networks – reflecting the need to more efficiently handle voice and data traffic. This caused a very sharp reduction in demand for our circuit-switching products.

Due to the sales decline, adjusted income after financial items dropped sharply during 2001 and 2002, with a recovery during 2003. Headcount was reduced by slightly more than 50 percent over these years.

During the last three years, we have been able to strengthen our leading market position in the mobile systems market. We have also established a leading position in the fixed infrastructure market for our packet-switched network solutions. Although the operators drastically reduced their investments in the last few years, the underlying subscriber and traffic growth continued. We are firmly convinced that our industry is a growth industry, but we believe the growth in the late 1990’s and 2000 was extraordinary and will not likely be repeated.

While we do not yet see any solid evidence of a fast pick up in operator investments, we are seeing signs of a gradual return to growth. Operators are starting to address their operating expenses and seeking revenue growth from new services. Through increased activities in professional services and service layer applications, we aim for increased sales in these fast-growing segments. We are already a market leader within systems integration and managed services, and we have established a strong position within the service layer.

Orders booked of SEK 113.0 billion were 12 percent lower than last year, of which approximately 11 percentage points is due to negative foreign exchange impact, largely due to a weaker USD.

Orders by market in Systems and Other Operations

(SEK billion)	2003	2002	Change	2001	Change
Europe, Middle East & Africa (EMEA)	54.2	65.4	–17%	92.7	–29%
North America	20.2	22.9	–12%	24.6	–7%
Latin America	9.1	9.6	–5%	31.1	–69%
Asia Pacific	29.5	30.5	–3%	53.4	–43%

Total	113.0	128.4	–12%	201.8	–36%

Ericsson’s two largest markets, the United States and China, were also among the best performing markets, with an increase in China of 17 percent, despite a negative currency effect, and a 12 percent decline in the US, which was almost entirely currency related. During the last two years, operators in the United States have invested in GSM networks to prepare for next generation’s IP-based technology. This has benefited Ericsson as the largest GSM-vendor. Improved order development in China followed a weak year 2002. Ericsson is the largest GSM vendor in China, and China is Ericsson’s largest CDMA market. We look forward to late 2004/early 2005, when it is expected that system choices will be made with regard to 3G technologies, which will clarify the market situation and support new investment programs. Among the other markets in Asia Pacific, India, Sri Lanka, Taiwan and Australia also developed well, whereas Japan declined substantially. In EMEA, the decline is primarily attributable to low orders in Saudi Arabia compared to a very large order intake in 2002, as well as low orders in Sweden and other countries where 3G build out for initial coverage is currently ongoing and additional capacity orders have not yet started to come.

Segment orders in Systems and Other Operations

(SEK billion)	2003	2002	Change	2001	Change
Systems	105.4	115.3	–9%	183.3	–37%
Mobile	79.5	85.5	–7%	143.1	–40%
Fixed	6.3	9.3	–32%	21.8	–57%
Professional Services	19.6	20.5	–4%	18.4	11%
Other Operations	9.2	15.4	–40%	27.4	–44%
Less: inter segment orders	–1.6	–2.4	—	–8.9	—

Total	113.0	128.4	–12%	201.8	–36%

Book-to-bill ratios were above one for each of the first three quarters in 2003. Due to the strong sales in the fourth quarter, the ratio fell below one, despite somewhat higher order bookings than in previous quarters. The order backlog corresponds to 5-6 months of sales, which we consider to be a normal level. For managed service contracts longer than one year, only the amounts related to the next twelve months are booked.

BOARD OF DIRECTORS’ REPORT

Within Mobile Networks, orders for GSM declined 7 percent, while increases in 3G (WCDMA) and CDMA offset sharp declines for PDC and TDMA. The combined GSM/WCDMA track declined only 2 percent. It was also encouraging that Ericsson in its CDMA business received additional orders in China, the United States and Nigeria and in several new markets, including India, Ecuador and Kazakhstan.

Ericsson won a number of orders for broadband access and switching products, but this was not sufficient to offset the decline for circuit-switching equipment.

Professional services continued to develop well. Adjusting for foreign exchange effects, orders increased slightly year over year. A number of new customers signed managed services contracts and we now have 35 such customers.

The decline in Other Operations of 40 percent is partly attributable to the fourth quarter 2002 divestiture of our Microelectronics operations and deconsolidation of handset production in China for Sony Ericsson. Orders for comparable units declined 23 percent, mainly due to low orders in the Microwave and Mobile Platform businesses.

PRODUCTS, RESEARCH AND DEVELOPMENT

Notwithstanding the general industry conditions, Ericsson continued over the last three years to invest heavily in R&D to support our competitive position. The spending in relation to sales has been stable. The reductions in absolute amounts have been achieved through focusing on a narrower core product portfolio and through increased efficiency as an effect of restructuring efforts and have not had a major negative impact on the key R&D programs.

R&D expenditures excluding restructuring costs and capitalization	2003	2002	2001
R&D SEK billion	23.2	29.3	43.1
As percent of sales	20%	20%	19%
Number of R&D sites	25	30	70
Employees in R&D	16,500	20,500	25,200

Our product portfolio was strengthened during the year with competitive solutions and more cost-effective products for a number of applications. Some of the major developments were:

•	Industrialized versions of volume products in 3G

•	Roll out of 3G in commercial networks

•	Platform commonality for CDMA2000 and WCDMA products to achieve volume leverage on cost and strengthen our market position in CDMA

•	First commercially launched EDGE network

•	Expander, a 2G solution for economic mobile network solutions in emerging markets

•	Mass deployment of MMS solutions – also an important demonstration of our strong capabilities in systems integration, which is a large part of MMS contracts

•	Implementation of solutions for WLAN integration in mobile networks

•	Softswitch products for IP and multi-media in fixed networks

•	New generation of Ethernet-based broadband access products, and

•	Ericsson Mobile Platforms’ handset technology for WCDMA, was chosen by 6 of the top 10 largest suppliers of handsets

PARTNERSHIPS AND JOINT VENTURES, ACQUISITIONS/DIVESTITURES

During 2003, the joint venture Sony Ericsson Mobile Communications successfully launched a number of new handsets. This enabled Sony Ericsson to return to profit during the second half of the year. A number of cost reduction actions were implemented and are expected to contribute to sustainable positive results. Mobile communications networks are becoming increasingly complex, and many new types of services will be launched. Since handsets are an important part of the realization of the new services, it is beneficial for Ericsson as a systems vendor and a supplier of handset platform technology to participate closely also in this area of the end-to-end solution through the joint venture.

In the first quarter of 2003, Sony and Ericsson made an additional capital contribution of EUR 150 million each to the joint venture. We believe that the joint venture is now self-sustaining and there are currently no plans for additional capital investments by the parent companies.

In January 2003, Ericsson sold its optoelectronics operations to Northlight Optronics AB.

During the year, in-house activities within IS/IT were outsourced to Hewlett-Packard (HP) and IBM, and five-year service agreements were signed, which will substantially reduce the operating costs for these activities. HP will provide services to Ericsson in more than 100 countries, including data center management, help desk support and desktop environment services. The agreement involves transfer of assets and around 1,000 employees to HP. IBM will provide development, implementation and maintenance services of internal applications. The agreement involves transfer of 1,000 employees to IBM.

No other significant acquisitions or divestments were made during 2003.

Please see also the section Information on the Company – Joint Ventures, Cooperation Arrangements and Venture Capital.

BOARD OF DIRECTORS’ REPORT

RESTRUCTURING PROGRAM

The restructuring program initiated in 2001 was completed ahead of schedule and delivered the targeted cost reductions. Gross margin and operating expense run-rate targets were surpassed for the year. The number of employees at year-end was 51,600, which is in line with our plan of 52,000. In the first quarter 2003 the cost reduction program was further expanded to include additional measures, aiming to reduce operating expenses beyond the originally planned level of SEK 38 billion per year down to SEK 33 billion by the third quarter 2004, and to reduce Cost of Sales by SEK 8 billion on an annual basis. The number of employees is expected to reach 47,000 during 2004. The expansion of the program was made to secure not only to reach a break-even result, but to deliver a competitive return on investment to the shareholders.

Total restructuring charges during the year were SEK 16.5 (12.0) billion. Included are SEK 0.4 billion of restructuring costs in Sony Ericsson. Cash flow in 2003 related to restructuring was SEK –10.5 (–10.3) billion. For more detailed information on restructuring charges, please see Notes to the Financial Statements – Note 3, Profit from Operations.

FINANCIAL RESULTS

Sales and Gross Margin

Sales in Systems and Other Operations

(SEK billion)	2003	2002	Change	2001	Change
Systems	108.7	132.0	–18%	188.7	–30%
Mobile	82.1	101.1	–19%	143.8	–30%
Fixed	8.0	11.7	–32%	27.1	–57%
Professional Services	18.6	19.2	–3%	17.8	8%
Other Operations	10.6	16.2	–35%	31.8	–49%
Less: inter segment sales	–1.6	–2.4	—	–9.7	—

Total	117.7	145.8	–19%	210.8	–31%

In 2001, we established the Sony Ericsson joint venture for handsets. Their operations are included in our segment Phones, accounted for under the equity method with no sales included in Ericsson’s financial statements.

With strong sales in Systems and Other Operations in the fourth quarter, at the same level as the fourth quarter last year, the full year decline in sales stopped at 19 percent. Approximately 9 percentage points of the decline are attributable to foreign exchange effects. The decline in sales was widespread across almost all markets. Sales in the United States declined 26 percent due to lower TDMA volumes. China sales were flat year over year for comparable units, excluding the sales of handsets to Sony Ericsson last year. Price pressure remained strong, in particular regarding contracts with customers aquiring for them new technology.

Sales of mobile systems decreased 19 percent compared to 2002. Sharply reduced sales of the mature TDMA/PDC systems contributed to almost half of the decline and lower GSM sales the other half. The roll out of 3G systems continued at a moderate rate, as the availability of handsets was still rather limited. Sales of 3G (WCDMA) systems increased by 11 percent from 2002 to SEK 9.1 billion or to 11 (8) percent of Mobile Network sales. We expect a pick up in roll out activities during 2004.

Sales increased of products related to the service layer, which is becoming of increased importance in the networks based on new technology offering data and picture and similar services.

Fixed Network sales declined substantially due to a very weak market demand for circuit-switching.

Sales of professional services decreased by 3 percent from last year and now account for 17 (15) percent of Systems sales. Adjusted for foreign exchange effects sales increased approximately 6 percent.

Sales in Other Operations declined by 35 percent or SEK 5.6 billion, of which SEK 3.4 billion are related to the now deconsolidated handset production in China and the Microelectronics component business divested in 2002. The remaining reduction of 14 percent is largely attributable to the Mobile Platforms and Enterprise businesses. Mobile platform revenues are dependent on 3G handset or component production volumes by our licensed customers and production for 3G handsets has not yet picked up.

The adjusted gross margin, which declined sharply from 46 percent in year 2000 to 29 percent in 2001 and 32 percent in 2002 due to excess capacity costs and price competition, improved to 37 percent due to capacity adjustments and other restructuring efforts, continued outsourcing and effects of design cost reductions of products. Adjusted gross margin improved gradually during the year and in particular in the last quarter, reaching 42 percent due to leverage of a strong sales volume. This is well in line with our target.

Operating expenses

Operating expenses excluding restructuring costs were reduced by almost 30 percent, and as a percentage of sales from 38 percent to 34 percent. Annualized run-rate in the fourth quarter was SEK 37 billion, which is better than the targeted run-rate of SEK 38 billion and clearly on track to reach next year’s target level of SEK 33 billion. The net effect of risk provisions and credit losses for customer financing affecting operating expenses amounted to SEK 1.1 (1.3) billion, see Notes to the Financial Statements – Note 21, Financial Instruments.

Other Income Statement items

Adjusted share in earnings of JV & associated companies improved by SEK 1.2 billion due to an improved performance by Sony Ericsson going from a result of SEK –1.3 billion last year to SEK –0.2 billion this year, excluding restructuring costs. Sony Ericsson successfully launched a number of new handsets.

BOARD OF DIRECTORS’ REPORT

This and certain restructuring measures taken enabled Sony Ericsson to show a profit for the second half of 2003, before restructuring costs. Sony Ericsson sold 27 million handsets, with a product mix geared towards more high-end models with high functionality, many with camera and color screen. The overall market share is approximately 5 percent, and the market share in the served market segments is higher.

Other operating revenues increased from SEK 1.3 billion to SEK 1.9 billion, mainly as a result of increased focus on generating more license fees from intellectual property rights.

Financial net improved from SEK –1.5 billion in 2002 to SEK –0.9 billion due to the improved cash position following last year’s rights issue, repayment of debt and this year’s positive cash flow.

From 2002 to 2003, the average spot exchange rates of USD and related currencies, such as Saudi Arabian Riyals (SAR), to SEK declined by approximately 17 percent. Other currencies where Ericsson has material exposures, such as EUR, GBP and JPY, did not have similar significant exchange rate movements. The decline in average hedged rates year over year was lower for USD and related currencies, approximately 12 percent, and insignificant for other currencies. The effect on operating income of changed hedged rates year over year was SEK –3.1 billion, and on income after financial items SEK –3.5 billion. If the change in average spot rates had been used, the effect on operating income would have been SEK –4.0 billion.

Exchange rate differences in operating income for 2003 were SEK –0.1 billion, net, with SEK –3.1 billion of negative differences from spot rates almost fully offset by positive effects of hedging.

Income after financial items was SEK –12.1 (–22.8) billion. Adjusted for items affecting comparability, the full year income after financial items was positive by SEK 2.8 (–14.0) billion despite SEK 28 billion of lower sales, which is a confirmation of the impact of cost reduction measures taken.

Taxes in the period were positive SEK 1.5 (4.2) billion. The low effective tax rate of 12 (18) percent is a result of the write-down of deferred tax assets in a couple of jurisdictions and other provisions and write-downs of investments that are not tax deductible.

Net income was SEK –10.8 (–19.0) billion and diluted earnings per share SEK –0.69 (–1.51). Diluted earnings per share according to US GAAP were SEK –0.68 (–1.58).

Balance sheet, cash flow, liquidity and capital resources

The capital usage and cash position improved substantially during 2003. Total assets were reduced by SEK 27 billion from SEK 209 billion to 182 billion. Excluding increased cash of SEK 7 billion, the reduction was SEK 34 billion, of which the largest items were customer financing, fixed assets plus trade- and other receivables.

Customer financing credits were substantially reduced through sales of credits.

Long-term debt and a convertible bond were repaid with SEK 10.9 billion. Accounts payable and other operating liabilities were reduced by SEK 5 billion. While working capital is sufficient for operations, it is still higher than needed for truly efficient operations and efforts to improve this continue.

Due to reassessment of the nature of leases according to the present interpretation of Swedish GAAP/IFRS, financial leases of SEK 1.7 billion were reflected in the balance sheet as assets and interest bearing liabilities.

Net cash developed favorably, with the excess of cash over debt increasing from SEK 5 billion to SEK 27 billion. Due to the net loss and cumulative translation effects, equity declined from SEK 73.6 billion to SEK 60.5 billion, and the equity ratio declined to 34.4 (36.4) percent.

Cash flow before financing activities was positive by SEK 19.5 billion, significantly above our target. The major drivers were the improved income, reduced customer financing and reduced other operating assets. Swedish pension liabilities of SEK 3.5 billion were settled through payment to Alecta, a pension administration company.

The investment in Sony Ericsson was increased by EUR 150 million or SEK 1.4 billion. Capital expenditures and proceeds from divested assets were almost equal.

Reduced debt and repaid convertible bonds were the major items in the SEK 11.9 billion of negative cash flow from financing. The payment readiness at year end was SEK 75.3 billion or 64 percent of sales. The cash position has improved since the rights issue, and no part of the stock issue proceeds has been used for operational purposes, only for reduction of debt.

We also refinanced debt of EUR 0.4 billion, or SEK 3.9 billion, extending the maturity from 2006 to 2010 with possibility to call after four years. A new USD 1.0 billion committed credit facility valid until 2007 was arranged, which will become available as an existing USD 1.0 billion facility expires in 2004. Thereby the financial flexibility and maturity profile was significantly improved. Currently and in the near term, Ericsson expects that its current cash position will satisfy short-term liquidity requirements.

Ericsson’s credit ratings are still below investment grade. The rating was lowered by S&P in the first quarter to BB. We expect that our subsequent improvements in income, cash position and financing will lead to improved ratings and thereby also lower interest costs on bonds with interest rates linked to our rating.

Off Balance Sheet items

Customer financing credits of SEK 2.0 (1.5) billion issued by third parties and guaranteed by Ericsson were outstanding as per December 31. See Notes to the Financial Statements – Note 21, Financial Instruments, and Note 32, Reconciliation to Accounting Principles Generally Accepted in the United States.

BOARD OF DIRECTORS’ REPORT

Contractual obligations

		Payment due by period
	Total	< 1 year	1–3 years	3–5 years	>5 years
Long-term debt	34.3	7.3	16.0	3.2	7.8
Capital lease obligations	2.7	0.2	0.4	0.3	1.8
Operating leases	14.5	2.7	3.9	3.0	4.9
Other long-term liabilities	1.1	—	0.2	0.6	0.3
Credit commitments for customer financing	6.1	1.7	4.4	—	—

Total	58.7	11.9	24.9	7.1	14.8

The Company has purchase obligations, in particular in relation to outsourced manufacturing and IS/IT operations, divested R&D operations and for components for own manufacturing. Subcontracted manufacturing corresponds to demands related to Ericsson’s order backlog with a duration of five to six months.

FINANCIAL RISK MANAGEMENT

(A more detailed description of financial risk management and financial instruments used is included in Note 21 to the Financial Statements.)

Ericsson’s financial risk management is governed by a policy approved by the Board. The Finance Committee of the Board is responsible for approving certain matters regarding investments, loans, guarantees and customer financing commitments and is continuously monitoring the exposure to financial risks. Financial risks are defined as market risk, credit risk, country risk, funding and liquidity risk. Market risk is further divided into three types of risk: foreign exchange risk, interest rate risk, and market price risk in own shares and other listed equity instruments.

The Board has established risk limits for exposures to foreign exchange and interest rate risks. The market risk mandate of SEK 500 million is based on a five percent adverse change in foreign exchange rates of the total position and a one percentage point change in interest rates. This is complemented by a Value at Risk calculation, given a confidence level of 99 percent and a 5-day horizon.

Ericsson has a treasury function with the principal role to ensure that sufficient financing is in place through loans and committed credit facilities, to actively manage the group’s liquidity as well as financial assets and liabilities, and to manage and control financial exposures in a manner consistent with underlying business risks and financial policies. Cash management and handling of hedging activities are centralized to the consolidated subsidiary Ericsson Treasury Services Aktiebolag in Stockholm.

Ericsson also has a customer finance function with the main objective to find suitable third-party financing solutions for customers and to minimize recourse to Ericsson. To the extent customer loans are not provided directly by banks, the consolidated subsidiary Ericsson Credit AB provides or guarantees vendor credits. The customer finance function monitors the exposure from outstanding vendor credits and credit commitments.

Our business operations and the resulting financial instruments and future commitments give rise to exposures to financial risks. Primary financial instruments are structured and designated to hedge the exposures to the extent possible. As a complement to the primary instruments also derivative instruments are used for hedging, mainly currency swaps and interest rate swaps. Except for the above described risk mandate, risks associated with the use of financial instruments correspond to actual and forecasted foreign exchange and interest rate commitments.

Foreign exchange risk

With a very large share of sales in currencies other than SEK, Ericsson has a net exposure of revenue in a number of currencies, mainly USD. The duration of this exposure is also considerable, as a result of many contracts with long lead-times between order and delivery. Changes in foreign exchange rates may have a large impact on our results, and the policy is to reduce this effect to the extent possible through a variety of hedging activities.

The transaction exposure is concentrated to Sweden, and all forecasted sales and purchases with a high degree of probability are hedged 6–9 months out.

Lending to customers and borrowings are hedged through offsetting of balances, and residual net borrowing exposure is hedged through offsetting cash positions or derivative instruments.

Ericsson has many subsidiaries operating outside Sweden. The values of such foreign investments are exposed to exchange rate fluctuations, which affect the consolidated balance sheet and income statement when translated to SEK. Translation exposure in foreign subsidiaries is hedged according to the following policy approved by the Board:

•	Monetary net in companies translated using the temporal method, i.e. where translation effects in investments affect the income statement, is hedged to 100 percent.

•	Equity in companies translated using the current method, i.e. where translation effects are reported directly in stockholders’ equity in the balance sheet, is hedged up to 20 percent in selected companies.

Other effects of translation of financial statements in foreign currencies are not hedged.

BOARD OF DIRECTORS’ REPORT

Interest rate risk

Ericsson is exposed to interest rate risk through market value fluctuations of certain balance sheet items and through changes in interest expenses and revenues. In managing our interest rate exposure we use derivative instruments, such as forward rate agreements, interest rate swaps, and cross currency swaps.

Having large gross interest revenues and costs, the objective is to avoid risk in the form of a mismatch between fixed and floating interest bearing balance sheet items. To achieve this, we strive to reach a position where all interest rates are floating.

Risk related to our share price

We are exposed to the development of Ericsson’s own share price through stock option and stock purchase plans for employees. The obligation to deliver shares under these plans is covered by holding Ericsson Class B shares in treasury and warrants for issuance of new Ericsson Class B shares. An increase in the share price will result in social security charges, which represents a risk to both income and cash flow. The income statement exposure in some of the option programs is hedged through the purchase of call options. The cash flow exposure is fully hedged through the holding of Ericsson Class B shares in treasury and through the purchase of call options on Ericsson Class B shares.

Risk related to market prices of listed equity instruments

Through investments in equity instruments in listed companies, we are exposed to changes in the market values of such instruments. Such instruments, however, constitute a very limited part of our assets and are therefore not hedged.

Credit risk

Credit risk is divided into three categories: credit risk in trade receivables, customer finance risk and financial credit risk.

Credit risk in trade receivables

Extended payment terms for trade credits are to be approved by the CFO. Provisions for expected losses are regularly reviewed. Credit losses have historically been low, however, as a result of the customer structure, with a major share of sales to large and successful operators.

Customer finance risk

The Finance Committee of the Board shall approve all commitments in excess of USD 25 million (from 2004 USD 15 million) to extend financing support to customers. In most of our customer finance arrangements, Ericsson maintains security interests, normally in the form of pledges of equipment, certain of the borrowers’ and/or pledges of shares.

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their obligations. These risks are mitigated by investing excess liquidity primarily in commercial papers, treasury bills, floating rate notes with short-term ratings of at least A2/P2 and long-term ratings of at least A/A2 and in liquidity funds holding a rating of at least single A.

Country risk

Tax, currency and other legal and economic restrictions in certain countries can affect our ability to transfer funds within the group and to provide funding to certain subsidiaries. However, the impact of such restrictions is currently very limited.

Funding and liquidity risk

We maintain sufficient liquidity through centralized cash management, with investments in highly liquid fixed income securities, and by having sufficient committed and uncommitted credit lines in place for potential funding needs.

Ericsson’s funding policy stipulates that the greater part of borrowings should be long-term.

CRITICAL ACCOUNTING POLICIES

(For more detailed descriptions, please see Notes to the Financial Statements – Note 1, Accounting Policies and, for reconciliation to US GAAP, Note 32 to the Financial Statements.)

The preparation of financial statements and the application of accounting policies in many cases involve management’s judgment or the use of estimates based on past experience and assumptions deemed to be reasonable and prudent. Actual results may differ from these estimates under different assumptions or conditions. We have identified below the accounting policies that might have the most significant impact on our reported results and financial position.

Revenue recognition

A substantial share of Ericsson’s sales is construction-type contracts to supply network systems configured according to customer specifications. Managerial judgment is applied regarding contractual performance and estimation of total contract costs, degree of completion, conformance with acceptance criteria and collectibility of receivables to define timing and amounts of revenue to be recognized. Due to the large number of sales contracts in process simultaneously, the overall impact on a consolidated level is limited.

BOARD OF DIRECTORS’ REPORT

Valuation of receivables and exposures in customer financing

Ericsson continuously monitors the financial stability of the customers and the environment in which they operate and apply judgment regarding the realization of these receivables and guarantees. Total allowances for doubtful accounts are SEK 2.1 billion or 6 percent of total receivables. The major part of the customer base has good creditworthness, and the impact of estimates regarding individual receivables is therefor limited in the consolidated accounts. Customer financing credits have higher risks, as such customers normally have less strong balance sheets and liquidity. Consequently, the total risk provisions are higher than for trade receivables. For outstanding customer financing credits and for third party credits under our guarantee we regularly assess the credit risk and make necessary provisions.

Inventory valuation and commitments related to outsourcing arrangements

Inventories are valued at the lowest of cost or market value, taking into account also risks of obsolescence. This valuation involves making estimates of obtainable market value, future customer demand and changes in technology and customer acceptance of new products.

More than half of our production is outsourced to contract manufacturing companies. In addition to valuation allowances regarding own inventories, we regularly assess the need for provisions for supplier compensation due to failure to reach minimum committed purchase volumes.

Customer warranties

Provision amounts for product warranties are based on assumptions, involving historic failure rates as well as estimates regarding failure rates for new products, and also estimates on costs to remedy various types of faults.

Deferred taxes

Deferred tax assets are recognized for temporary differences between reported and taxable income and for unutilized tax loss carry-forwards. This involves assumptions regarding the deductibility of costs not yet subject to taxation and regarding sufficient future taxable income to enable utilization of unused tax losses in different tax jurisdictions. The largest amounts of tax loss carry-forwards are in Sweden, with an indefinite period of utilization.

New Accounting Principles

Swedish GAAP 2004

Pensions

Starting 2004, Ericsson will apply a new mandatory IAS-based Swedish accounting standard for pensions. According to this standard, future salary increases will be considered in calculating the pension liability, whereas until 2003 only actual salaries were considered. This change will increase the current pension provisions by an estimated SEK 1.9 billion. The effect of this accounting change will be reported as a one-time charge to equity of SEK 1.4 billion, net of taxes. Pension liabilities are also subject to several other assumptions than future salaries, such as inflation rate, return on plan assets, discount rate, employee turnover and mortality. Different assumptions may change the liability significantly and Ericsson makes those assumptions in consultation with actuaries and applies a consistent set of assumptions to avoid volatility.

US GAAP 2004

FIN46R, Consolidation of Variable Interest Entities

In 2004, all Variable Interest Entities, where Ericsson is the primary beneficiary, will be consolidated. At present, certain real estate entities have been identified, which will only have a limited impact on the balance sheet.

Swedish GAAP 2005

International Financial Reporting Standards (IFRS)

From 2005, Ericsson will be required to report according to IFRS. An internal project is underway to identify differences to current GAAP and what changes will be necessary. The company is in the process of evaluating the impact. It is expected that IAS 39 regarding financial instruments and new standards regarding share-based compensation and business combinations will be the standards with the largest impact.

LEGAL AND TAX PROCEEDINGS

Ericsson and InterDigital Communications Corporation (InterDigital), along with its subsidiary InterDigital Technology Corporation (ITC), settled the companies’ long-standing patent infringement litigation.

Under the settlement agreement, the companies entered into a license agreement covering all of ITC’s patents for GSM, TDMA (D-AMPS), GPRS, EDGE and PDC. In exchange, Ericsson will make an annual payment of a limited fixed amount through 2006 for sales of covered infrastructure equipment.

At the same time, Sony Ericsson and ITC have entered into a similar license agreement concerning handsets, under which Sony Ericsson will pay royalties to ITC through 2006.

We continue to be engaged in litigation proceedings with Harris Corporation in the United States regarding alleged infringement of their patents. We have contested the claim.

BOARD OF DIRECTORS’ REPORT

The industry, including Ericsson, is named defendants in a number of class actions in the United States where plaintiffs allege that adverse health effects could be associated with the use of handsets. Together with the majority of the industry, Ericsson has been named defendant in six such lawsuits. The court has dismissed five of these cases. Plaintiffs have appealed the decision.

During 2001–2003, Swedish fiscal authorities disallowed, for corporate income tax purposes, the Parent Company and the subsidiaries Ericsson Telecom AB and Ericsson Radio Systems AB (renamed as Ericsson AB) deductions for commission payments via external service companies to agents in certain countries. The increase in corporate income taxes for all companies amounts to SEK 661 million, of which SEK 308 million were paid by the end of 2003. All decisions have been or will be appealed.

ORGANIZATION AND EMPLOYEES

Organization and Management

On April 8, Carl-Henric Svanberg, former Chief Executive Officer (CEO) of Assa Abloy, was appointed President and CEO of Ericsson, succeeding Kurt Hellström, who remained employed until the end of 2003, when he retired.

Chief Operating Officer Per-Arne Sandström was appointed Deputy CEO.

Karl-Henrik Sundström, head of business unit Global Services, was appointed Chief Financial Officer (CFO), succeeding Sten Fornell, who remained as advisor to the management for the balance of 2003.

An Executive Team was established, consisting of the CEO, the Deputy CEO and the CFO.

The organization was changed during 2003, effective January 1, 2004, to reflect that the group is now smaller than before and to promote more efficient operations with clear areas of responsibility and with a simpler structure than before and with fewer organizational layers.

The changes include:

•	The market area organization is eliminated. The market units were reduced from 31 to 25 and now report to the Executive Team.

•	Within the Systems segment, the business unit Mobile Systems was split into two: Core Systems, headed by Björn Olsson, and Access, headed by Kurt Jofs. The Systems segment’s other three business units remained unchanged: CDMA Systems, Transmission and Transport Networks and Global Services.

•	A new group function “Sales and Marketing” was established. Bert Nordberg, previously head of the business unit Mobile Systems, was appointed to head this function.

As a result of restructuring and outsourcing activities, the total headcount declined by 20 percent during 2003 from 64,600 to 51,600.

Please see “Directors, Senior Management and Auditors” for more information about employees and management.

Employee Compensation

The Annual General Meeting in 2003 approved an employee stock purchase plan based on 158 million Class B shares, including shares designated for social security payments. Employees may during 24 months purchase shares for up to 7.5 percent of their salary up to SEK 50,000 per 12-month period. If the shares are kept for three years and the employment is continued, the employee will be given matching shares at a ratio of 1:1.

For the President and CEO and the Group Management, the maximum level of variable salary is reduced from 80 percent to 60 percent of the base salary from 2004. This change is compensated by an increase of 5 percent of the fixed salary. The current stock purchase program may be complemented with acceleration features, so that multiple shares may be granted for each share purchased, depending on if performance targets are met, subjected to approval by the Annual General Meeting in 2004.

See to Note 29 in Notes to the Financial Statements for more information about employee compensation.

CORPORATE SOCIAL RESPONSIBILITY

We believe companies should act in a responsible way, maintaining high standards in corporate governance, and in employee and supplier conduct. Companies should also have a sustainable view in dealing with the environment and humanitarian aid. Ericsson has accepted the UN Global Compact’s nine principles for human rights. We see these principles as a prerequisite for sound, long-term business. These are also guiding principles in our work and inspire us to find new ways to deploy our equipment and services in developing countries.

Sustainability and Environment

We are committed to continuous improvement of the environmental performance of our products, services and operations.

In 2003 we:

•	Applied the results from our unique 3G life cycle to our environmental goals, with more emphasis given to decreasing mass and energy flows without jeopardizing quality.

•	Took action to further reduce the energy consumption of our products while in use.

•	Continued to phase out banned and restricted materials, including lead in solder and brominated flame retardant.

BOARD OF DIRECTORS’ REPORT

•	Consolidated a worldwide Ecology Management recycling scheme through which we take back and recycle our customers’ phased-out equipment.

In 2004 we will evaluate the impact of the EU directive on prevention of waste of electrical and electronic equipment (WEEE).

Code of Conduct

Ericsson’s Code of Conduct regarding basic working conditions and environment protects the rights of people working with our products and services, including those working for our suppliers. We will, to the extent justifiable, discontinue cooperation with any party that persists in non-compliance.

The Code of Conduct includes directives on:

•	Workers’ rights, including human rights and discrimination, wages and working hours.

•	Safety, including workplace conditions.

•	Environment, with suppliers required to comply with environmental laws and our environmental requirements.

•	Child labor, which we base on the child labor code in the UN Convention on the Rights of the Child, article 32.1.

•	Monitoring, with all suppliers obliged to inform us about their operations.

Ericsson’s internal rules for ethical behavior and other important rules for all directors, officers and employees have long been established via group policies and directives. A Code of Business Ethics and Conduct for all employees, directors and officers that essentially summarizes the most important of these rules will be implemented during 2004.

Please refer to Ericsson’s investor website for further information: www.ericsson.com

Ericsson Response program

Ericsson Response is a global initiative aimed at responding to human suffering caused by disasters. Ericsson Response assists disaster relief operations by providing specialist volunteers and communications equipment. Key achievements in 2003 were:

•	Relief work in Bam, Iran

Set up of a complete GSM communications system, providing emergency communication to aid relief work in Bam, Iran, following the major earthquake on December 26. The network was up and running within 24 hours after deployment

•	UN World Food Programme

Ericsson Response signed an agreement with the UN World Food Programme for the use of volunteers in the UN’s humanitarian operations worldwide

•	Humanitarian assistance to Liberia

Due to civil unrest in Liberia, hundreds of thousands of people fled their homes and were without access to adequate food supplies. Two volunteers helped the UN World Food Programme to re-establish IT and telecommunications systems in their looted offices in and around Monrovia.

•	Humanitarian assistance to Iraq

Ericsson Response worked with the UN World Food Programme at the Fast ICT Response team (FITTEST) base in Dubai, helping to prepare for the humanitarian operation in Iraq, and

•	Relief operations in Algeria

Assisted the Swedish Search and Rescue team and the International Federation of Red Cross and Red Crescent Societies (IFRC) by strenghtening the network to support relief operations outside of Alger after the severe earthquake in May.

CORPORATE GOVERNANCE

Board changes 2003

At the Annual General Meeting on March 31, 2003, Arne Mårtensson succeeded Tom Hedelius as member of the Board and as Deputy Chairman.

In recent years, several committees have been established to strengthen corporate governance within Ericsson, including:

•	Audit Committee, which is appointed by the Board among its members and oversees financial statements, audit processes and audit fees

•	Finance Committee, which is appointed by the Board among its members and oversees major financial transactions and our exposure to financial risk

•	Remuneration Committee, which is appointed by the Board among its members and oversees salary levels, retirement compensation and incentive plans for employees

•	Nomination Committee, consisting of shareholders, which is appointed by the shareholders at the Annual General Meeting and is responsible for nominating Board Directors and proposing Directors’ fees, and

•	Disclosure Committee, appointed by the CEO and CFO to assist them in relation to the requirements on the company’s disclosure controls and procedures and internal controls.

The Board work during 2003

The work of the Board is subject to an established work procedure that defines the distribution of work between the Board and its three committees (Audit, Finance and Remuneration) and between the Board and the President. The work procedure is evaluated each year and revised if deemed appropriate. The Chairman has had individual discussions with each member regarding the work procedure and the evaluation of the Board work. The other members of the Board evaluate the work of the Chairman each year. The Board also evaluates the work of the President annually.

BOARD OF DIRECTORS’ REPORT

The main tasks of the committees are to work on behalf of the Board within their respective areas of responsibility. In certain matters, the Board has authorized the committees to resolve issues, i.a. the Finance Committee has the authority to resolve on customer financing and financing of the Group companies. Although a committee may have the authority to resolve a matter, they often refer it to the Board for resolution.

More information on Board and committee activities can be found in “Directors, Senior Management and Auditors – Board Procedures and Committees”.

Through the work in the committees, various matters have been possible to handle much more in-depth, with better analysis and preparation for resolution by the Board. Each committee includes Board members that are employee representatives, which has been beneficial to the committee work. Before each Board meeting, the committees submit reports to the Board on the issues handled, resolved or referred to the Board. Each committee also prepares an annual report to the Board.

The Board adapted its work procedure in line with development in Sweden and the United States regarding reporting, disclosure and other requirements on listed companies from Stockholmsbörsen, the US Securities and Exchange Commission, NASDAQ and changes in legislation, such as the Sarbanes-Oxley Act in the United States. The Board has had 11 meetings during 2003. The Board also received training sessions regarding company matters and made a number of site visits to enhance the members’ knowledge about Ericsson.

The company auditors have presented to the Board their observations from the audit of the annual report as well as their reviews of interim reports and the evaluation of our internal controls.

The Audit Committee had 9 meetings in 2003 and reviewed the financial reporting, the scope and execution of audits performed, the independence of the external auditors, the internal audit function and audit fees. The committee together with the auditors reviewed the Auditors’ report prior to publishing of each interim report. The committee implemented pre-approval procedures for non-audit services by our auditors. The committee devoted significant time to review matters and observations arising from audits performed. The Audit Committee also reviewed and initiated a strengthening of our internal disclosure controls and procedures to improve them and to ensure adequate disclosure. Other matters reviewed by the committee include the handling of vacant premises, pension liabilities, provisions, fraud risk assessments, capitalization of development expenses and deferred tax assets. Procedures for confidential submission by employees of concerns regarding questionable accounting or auditing matters are under preparation and will be implemented in 2004. The committee established a procedure for the provisioning of audit services as a basis for a proposal for election of auditors by the Annual General Meeting and resolved to propose to the AGM that the fees to the auditors be based on work performed (i.e. on account).

The Finance Committee primarily resolved issues regarding restructuring of customer credits and trade receivables, guarantees, credit facility agreements, refinancing of Ericsson’s existing credit commitments, the financing strategy (including strategies for risk management, insurance and customer financing) and pension liabilities. The committee prepared for resolution by the Board a proposal to transfer certain Swedish pension liabilities to Alecta, to provide additional security to the insurance company for Swedish white-collar pension liabilities (FPG) for such pension liabilities, as well as capital contributions to companies inside and outside the Ericsson Group, including the contribution of EUR 150 million to Sony Ericsson. The Finance Committee also monitored the financial risk exposure and risk limits and reviewed the reporting to the committee in this respect. The committee had 8 meetings in 2003.

The Remuneration Committee reviewed and prepared for resolution by the Board, with the support of major Swedish shareholders, a proposal for a continued stock purchase program from 2003, which was resolved by the AGM in 2003. The committee also prepared an extended employee incentive stock purchase plan, including additional matching for 4,500 key contributors and acceleration possibilities for matching of multiple shares for 200 critical employees including senior management, depending on meeting performance targets. The committee approved certain remuneration packages for newly appointed members to the new Management Team. The committee also reviewed proposals for salaries and incentive pay for 2004, including the general compensation package for the Management Team. The committee had 8 meetings in 2003.

A Code of Ethics for the CEO and senior financial officers was implemented in 2003. Company policies have been updated and central policies regarding ethical and conduct issues have been summarized in a Code of Business Ethics and Conduct.

An information policy in accordance with the requirements of Stockholmsbörsen was adopted. Management established a Disclosure Committee to ensure accurate, complete and timely disclosure and related issues.

See Directors, Senior Managers and Auditors for more information.

POST-CLOSING EVENTS

In the beginning of 2004, Ericsson became involved in a patent litigation in Europe related to ATM technology. We have contested the claim.

BOARD OF DIRECTORS’ REPORT

PARENT COMPANY

The Parent Company business consists mainly of corporate management and holding company functions. It also includes activities performed on a commission basis by Ericsson Treasury Services AB and Ericsson Credit AB regarding internal banking and customer credit management. The Parent Company is the owner of all intellectual property rights and manages the patent portfolio, including patent applications, licensing and cross-licensing of patents and defending of patents in litigations. The Parent Company has branch- and representative offices in 15 (16) countries.

Net sales for the year amounted to SEK 1.6 (2.0) billion and income after financial items excluding restructuring costs, was SEK 3.2 (2.5) billion.

The financial statements for 2002 have been revised due to changes in accounting principles. These changes have not affected the consolidated financial statements. Major changes in the Parent Company’s financial position for the year include decreased current and long-term commercial and financial receivables from subsidiaries of SEK 25.2 billion and increased cash and short-term cash investments of SEK 9.1 billion. Short-and long-term internal borrowings decreased by SEK 11.8 billion. At year-end, cash and short-term investments amounted to SEK 68.4 (59.3) billion.

In the second quarter, as decided at the Annual General Meeting, a stock issue and subsequent stock repurchase related to the 2003 employee Stock Purchase Plan was carried out. 158 million of Ericsson Class C shares were issued and later repurchased as treasury stock. These shares have been converted to Ericsson Class B shares. The stock issue increased capital stock in restricted stockholders’ equity by SEK 158 million and the repurchase reduced non-restricted equity by SEK 158 million.

In accordance with the conditions of the Stock Purchase Plan and Option Plans for Ericsson employees, 6,220,352 shares from treasury stock were sold or distributed to employees during the year. The holding of treasury stock at December 31, 2003, was 306,139,953 Class B shares.

PROPOSED DISPOSITION OF EARNINGS

As of December 31, 2003, non-restricted equity in the Parent Company amounted to SEK 13,635,112,153.

The Board of Directors proposes that no dividend is paid and the whole amount is retained within the business.

Stockholm February 6, 2004

Telefonaktiebolaget LM Ericsson (publ)

Org. no. 556016-0680

Arne Mårtensson Deputy chairman	Michael Treschow Chairman	Marcus Wallenberg Deputy chairman

Peter Sutherland	Peter L. Bonfield	Eckhard Pfeiffer

Sverker Martin-Löf	Lena Torell	Per Lindh

Åke Svenmarck	Carl-Henric Svanberg President and CEO	Jan Hedlund

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To: The Board of Directors and Shareholders of Telefonaktiebolaget LM Ericsson

We have audited the accompanying consolidated and parent company balance sheets of Telefonaktiebolaget LM Ericsson as of December 31, 2003 and 2002, and the related consolidated and parent company income statements, statements of cash flows and statements of changes in stockholders’ equity for each of the three years in the period ended December 31, 2003. These financial statements have been prepared on the basis of accounting principles generally accepted in Sweden. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Sweden and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the consolidated and parent company financial position of Telefonaktiebolaget LM Ericsson at December 31, 2003 and 2002, and the consolidated and parent company results of its operations for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Sweden.

As discussed in the Accounting Policy note to the financial statements, with effect from January 1, 2003, the Company adopted RR 22 “Presentation of Financial Statements”, RR 25 “Segment reporting” and RR 27 “Financial instruments: disclosure and presentation”. The Company retroactively adopted these standards.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America.

Information relating to the nature and effect of such differences is presented in Note 32 to the financial statements.

PricewaterhouseCoopers AB

Stockholm Sweden

February 6, 2004

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

Years ended December 31, SEK million	Notes	2003	2002 1)	2001 1)
Net sales	2	117,738	145,773	231,839
Cost of sales		–78,901	–104,224	–173,900

Gross margin		38,837	41,549	57,939
Research and development and other technical expenses		–27,136	–30,510	–46,640
Selling expenses		–15,115	–21,896	–32,352
Administrative expenses		–8,762	–9,995	–14,010

Total operating expenses		–51,013	–62,401	–93,002
Share in earnings of joint ventures and associated companies	11	–604	–1,220	–715
Other operating revenues and costs	5	1,541	773	8,398

Operating income		–11,239	–21,299	–27,380

Financial income	6	3,995	4,253	4,815
Financial expenses	6	–4,859	–5,789	–6,589

Income after financial items		–12,103	–22,835	–29,154
Income taxes for the year	7	1,460	4,165	8,813
Minority interest		–201	–343	–923

Net income		–10,844	–19,013	–21,264

Average number of shares, basic (million)		15,823	12,573	10,950
Average number of shares, diluted (million)		15,841	12,684	11,072
Earnings per share, basic (SEK)	8	–0.69	–1.51	–1.94
Earnings per share, diluted (SEK)	8	–0.69	–1.51	–1.94

1)	Restated for changed accounting principles.

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

December 31, SEK million	Notes	2003	2002 2)
Assets
Fixed assets
Intangible assets	9
Capitalized development expenses		4,784	3,200
Goodwill		5,739	8,603
Other intangible assets		687	806
Tangible assets	10, 26, 27	6,505	9,964
Financial assets	11
Equity in joint ventures and associated companies		2,970	1,835
Other investments		433	2,243
Long-term customer financing		3,027	12,283
Deferred tax assets		27,130	26,047
Other long-term receivables		1,342	2,132

		52,617	67,113

Current assets
Inventories	13	10,965	13,419
Receivables
Accounts receivable – trade	14	31,886	37,384
Short-term customer financing		979	1,680
Other receivables	16	12,718	23,303
Short-term cash investments		56,622	48,252
Cash and bank		16,585	17,962

		129,755	142,000

Total assets		182,372	209,113

Stockholders’ equity, provisions and liabilities
Stockholders’ equity	17
Capital stock		16,132	15,974
Reserves not available for distribution		40,298	39,950

Restricted equity		56,430	55,924
Retained earnings		14,895	36,696
Net income		–10,844	–19,013

Non-restricted equity		4,051	17,683

		60,481	73,607

Minority interest in consolidated subsidiaries		2,299	2,469

Provisions
Pensions	19	8,005	10,997
Other provisions	19	28,063	21,357

		36,068	32,354

Long-term liabilities	20
Notes and bond loans		26,312	33,074
Liabilities to financial institutions		689	3,043
Other long-term liabilities		2,771	949

		29,772	37,066

Current liabilities
Current maturities of long-term debt		7,262	11,083
Current liabilities to financial institutions	21	2,247	3,238
Advances from customers		3,297	2,672
Accounts payable – trade		8,895	12,469
Income tax liabilities		1,943	619
Other current liabilities	22	30,108	33,536

		53,752	63,617

Total stockholders’ equity, provisions and liabilities1)		182,372	209,113

Assets pledged as collateral	23	8,023	2,800
Contingent liabilities	24	2,691	3,116

1)	Of which total interest-bearing provisions and liabilities 46,209 (61,463), of which long-term 36,700 (47,142).

2)	Restated for change in accounting principle in Sweden 2003 regarding financial instruments (RR27), and with all deferred tax assets reported as long-term.

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31, SEK million	Notes	2003	2002	2001 1)
OPERATIONS	25
Net income		–10,844	–19,013	–21,264
Adjustments to reconcile net income to cash
Depreciation and amortization		8,395	6,537	7,828
Taxes		–2,352	–9,171	–16,983
Write-downs and capital gains(-)/losses on sale of fixed assets, net		924	721	–6,126
Other non-cash items		–580	81	1,724
Changes in operating net assets
Inventories		2,286	8,599	20,103
Customer financing, short-term and long-term		7,999	–2,140	3,903
Accounts receivable - trade		4,131	9,839	19,653
Provisions and pensions		5,810	3,576	5,728
Other operating assets and liabilities, net		7,098	–9,117	–13,148

Cash flow from operating activities		22,867	–10,088	1,418

INVESTMENTS
Investments in tangible assets		–1,806	–2,738	–8,726
Sales of tangible assets		1,510	2,977	10,155
Acquisitions/sales of shares and other investments, net	25	–818	2,703	5,393
Capitalization of development expenses		–2,359	–3,442	—
Net change in capital contributed by minority		1	503	–83
Other		60	2,981	–1,488

Cash flow from investing activities		–3,412	2,984	5,251

Cash flow before financing activities		19,455	–7,104	6,669

FINANCING	25
Changes in current liabilities to financial institutions, net		–854	–17,168	3,343
Proceeds from issuance of other long-term debt		32	540	35,169
Repayment of long-term debt		–10,904	–6,072	–8,470
Stock issue		158	28,940	155
Sale/repurchase of own stock		–150	2	–156
Dividends paid		–206	–645	–4,295

Cash flow from financing activities		–11,924	5,597	25,746

Effect of exchange rate changes on cash		–538	–1,203	738

Net change in cash and cash equivalents		6,993	–2,710	33,153

Cash and cash equivalents, beginning of period		66,214	68,924	35,771

Cash and cash equivalents, end of period		73,207	66,214	68,924

1)	Restated for changed accounting principles in Sweden 2002 regarding consolidation of companies according to RR1:00.

FINANCIAL STATEMENTS

CONSOLIDATED STOCKHOLDERS’ EQUITY

Years ended December 31, SEK million	2003	2002	2001
Opening Balance	73,607	68,587	91,686
Stock issue, net	158	28,940	155
Sale of own stock	8	2	—
Stock purchase and stock option plans	151	12	—
Conversion of debentures	—	—	11
Repurchase of own stock	–158	—	–156
Dividends paid	—	—	–3,954
Changes in cumulative translation effects due to changes in foreign currency exchange rates	–2,444	–4,921	2,110
Adjustment of accrued cost for stock issue 2002	3	—	—
Net income	–10,844	–19,013	–21,264
Other changes	—	—	–1

Closing balance	60,481	73,607	68,587

FINANCIAL STATEMENTS

PARENT COMPANY INCOME STATEMENT

Years ended December 31, SEK million	Notes	2003	2002 1)	2001 1)
Net sales	2	1,645	2,017	1,374
Cost of sales		–1,278	–2,358	–1,547

Gross margin		367	–341	–173
Research and development and other technical expenses		–15	–37	–70
Selling expenses		–1,539	–3,099	–3,446
Administrative expenses		–2,920	–1,345	–1,386

Total operating expenses		–4,474	–4,481	–4,902
Other operating revenues	5	2,408	2,769	3,066

Operating income		–1,699	–2,053	–2,009

Financial income	6	9,177	12,997	19,224
Financial expenses	6	–6,019	–8,620	–23,645

Income after financial items		1,459	2,324	–6,430
Transfers to/from untaxed reserves
Changes in depreciation in excess of plan	18	–40	20	4
Changes in other untaxed reserves	18	—	1,977	1,172

		–40	1,997	1,176

Income taxes for the year	7	–169	–1,639	425

Net income		1,250	2,682	–4,829

1)	Restated according to URA7, Group contributions and shareholders’ contribution.

FINANCIAL STATEMENTS

PARENT COMPANY BALANCE SHEET

December 31, SEK million	Notes	2003	2002 1)
Assets
Fixed assets
Intangible assets	9	62	79
Tangible assets	10, 27	505	38
Financial assets
Investments
Subsidiaries	11, 12	58,991	50,600
Joint ventures and associated companies	11, 12	4,507	3,210
Other investments	11	17	39
Receivables from subsidiaries	15	34,046	22,595
Long-term customer financing	11	2,023	9,099
Other long-term financial assets	11	2,122	1,496

		102,273	87,156

Current assets
Inventories	13	3	2
Receivables
Accounts receivable - trade	14	84	98
Short-term customer financing		1,568	1,156
Receivables from subsidiaries	15	22,835	59,459
Other receivables	16	6,523	12,542
Short-term cash investments		55,820	47,752
Cash and bank		12,573	11,563

		99,406	132,572

Total assets		201,679	219,728

Stockholders’ equity, provisions and liabilities
Stockholders’ equity	17
Capital stock		16,132	15,974
Share premium reserve		24,729	24,726
Revaluation reserve		20	20
Statutory reserve		6,741	6,741

Restricted equity		47,622	47,461
Retained earnings		12,385	11,719
Net income		1,250	2,682

Non-restricted equity		13,635	14,401

		61,257	61,862

Untaxed reserves	18	2,129	2,089

Provisions
Pensions	19	848	1,156
Other provisions	19	3,183	2,430

		4,031	3,586

Long-term liabilities
Notes and bond loans	20	26,312	33,074
Liabilities to financial institutions	20	290	411
Liabilities to subsidiaries	15, 20	31,911	20,395
Other long-term liabilities	20	63	102

		58,576	53,982

Current liabilities
Current maturities of long-term debt		5,905	10,931
Current liabilities to financial institutions		1,746	21
Advances from customers		2	14
Accounts payable-trade		230	264
Liabilities to subsidiaries	15	57,606	78,746
Income tax liability		149	306
Other current liabilities	22	10,048	7,927

		75,686	98,209

Total stockholders’ equity, provisions and liabilities		201,679	219,728

Assets pledged as collateral	23	698	1,918
Contingent liabilities	24	10,517	16,587

1)	Restated according to URA7, Group contributions and shareholders’ contribution, restated for change in accounting principle in Sweden 2003 regarding financial instruments (RR27), and with all deferred tax assets reported as long-term.

FINANCIAL STATEMENTS

PARENT COMPANY STATEMENT OF CASH FLOWS

Years ended December 31, SEK million	Notes	2003	2002 1)	2001 1)
OPERATIONS	25
Net income		1,250	2,682	–4,829
Adjustments to reconcile net income to cash
Depreciation and amortization		152	49	56
Taxes		150	1,595	–518
Write-downs and capital gains (-)/losses on sale of fixed assets, net		1,479	3,792	18,983
Additions to/withdrawals from (-) untaxed reserves		40	–1,997	–1,176
Unsettled dividends		–196	–3,108	–3,700
Changes in operating net assets
Inventories		–1	—	1
Customer financing, short-term and long-term		6,335	–6,164	2,858
Accounts receivable-trade		61	1,399	–1,373
Provisions and pensions		445	–1,469	2,222
Other operating assets and liabilities, net		5,010	2,749	7,748

Cash flow from operating activities		14,725	–472	20,272

INVESTMENTS
Investments in tangible assets		–653	–2	–20
Sales of tangible assets		23	7	23
Acquisitions/sales of shares and other investments, net	25	–2,135	–1,275	–9,196
Lending, net		9,726	–6,503	–14,037
Other		1,809	–2,219	–1,343

Cash flow from investing activities		8,770	–9,992	–24,573

Cash flow before financing activities		23,495	–10,464	–4,301

FINANCING
Changes in current liabilities to financial institutions, net		1,930	–293	–4,400
Changes in current liabilities to subsidiaries		–1,420	–3,666	8,980
Proceeds from issuance of other long-term debt		342	232	28,244
Repayment of long-term debt		–15,083	–4,641	–3,582
Stock issue		158	28,940	155
Sale/repurchase of own stock		–150	2	–156
Dividends paid		—	—	–3,953
Settled contributions from/to (-)subsidiaries		–163	477	2,072
Other		–31	–287	94

Cash flow from financing activities		–14,417	20,764	27,454

Net change in cash and cash equivalents		9,078	10,300	23,153

Cash and cash equivalents, beginning of period		59,315	49,015	25,862

Cash and cash equivalents, end of period		68,393	59,315	49,015

1)	Restated according to URA7, Group contributions and shareholders’ contribution, and including all taxes to reconcile net income to cash.

FINANCIAL STATEMENTS

PARENT COMPANY STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

Years ended December 31, SEK million	2003	2002 1)	2001 1)
Opening balance	61,862	31,810	40,501
Stock issue, net	158	28,940	155
Sale of own stock	8	2	—
Stock purchase and stock option plans	3	—	—
Conversion of debentures	—	—	11
Repurchase of own stock	–158	—	–156
Dividends paid	—	—	–3,954
Adjustment of accrued costs for stock issue 2002	3	—	—
Contributions from/to subsidiaries, net of taxes	–1,869	–1,572	83
Capital discount	—	—	–1
Net income	1,250	2,682	–4,829

Closing balance	61,257	61,862	31,810

1)	Restated according to URA7, Group contributions and shareholders’ contribution.

This page was intentionally left blank

NOTES TO THE FINANCIAL STATEMENTS

Notes to the Financial Statements

29

NOTES TO THE FINANCIAL STATEMENTS

1	ACCOUNTING POLICIES

The consolidated financial statements of Telefonaktiebolaget LM Ericsson, the Parent Company and its subsidiaries (“the Company”) are prepared in accordance with accounting principles generally accepted in Sweden, applying all applicable standards (RR) and interpretations (URA) issued by the Swedish Financial Accounting Standards Council (Redovisningsrådet) and the Annual Accounts Act. These accounting principles differ in certain respects from generally accepted accounting principles in the United States (US GAAP). For a description of major differences, with respect to Ericsson’s financial statements, see Note 32.

The preparation of financial statements and the application of accounting policies in many cases involve management’s judgment or the use of estimates based on past experience and assumptions deemed to be reasonable and prudent. Actual results may differ from these estimates under different assumptions or conditions. We have identified below the accounting policies where estimates and assumptions might have the largest impact on reported results and financial position:

•	Revenue recognition

•	Valuation of Receivables and Exposures in Customer financing

•	Inventory valuation and commitments related to outsourcing arrangements

•	Customer warranties

•	Pensions

•	Deferred taxes

In 2003 the following standards were adopted:

RR22 - Presentation of financial statements

RR22 requires compliance with all standards issued by the Swedish Financial Accounting Standards Council. Prior to 2003, Ericsson deviated from the standards in two aspects:

•	In deviation from RR1:00, Consolidated Financial Statements, minority interests were divided in two items; share in income before taxes and share in taxes. From January 1, 2003, in accordance with RR1:00, we report minority interest net of taxes.

•	In deviation from RR9, Income tax, deferred tax assets were prior to 2003 reported as both current and long-term. From January 1, 2003, all deferred taxes are reported as long-term in accordance with RR9.

•	Previous years are restated.

RR25 - Segment reporting

RR25 was adopted January 1, 2003. As a consequence, we have reviewed our segments and decided to transfer internal service units from segment Other Operations to segment Systems, since the major part of the services are provided to Systems. This reduces orders and sales previously reported in Other Operations and also reduced the amounts of eliminations of inter-segment sales. Employees in such service units were transferred from Other Operations to Systems.

RR26 - Events after the balance sheet date

This statement prescribes when a company should adjust its financial statements for events after the balance sheet date and the disclosures that a company should give about the date when the statements were authorized for issue and about events after the balance sheet date. No events after the balance sheet date have had any effect on Ericsson’s financial statements.

RR27 - Financial instruments. Disclosure and presentation

RR27 introduces changed rules for netting of assets and liabilities of similar nature. The effect in the consolidated statements is that certain receivables for which the credit risks have been transferred to third parties can no longer be reported net without a formal three-party agreement. The amounts for trade receivables and short-term borrowings were affected.

The adoption of RR27 has increased Parent Company financial receivables from and liabilities to subsidiaries. Year 2002 is restated.

RR28 - Accounting for Government Grants

This standard governs financial reporting and disclosure of government grants and other forms of government assistance. The effect of implementing RR28 did not have any impact on the results of operations or financial position of the Company.

URA7

From 2003, the Parent Company adopted URA7 Group contributions and shareholders’ contributions. As a consequence, contributions to/from subsidiaries are reported net of taxes in retained earnings. Previous years are restated.

Revenue recognition

Sales are recorded net of value added taxes, goods returned, trade discounts and allowances. Revenue is recognized with reference to all significant contractual terms when the product or service has been delivered, when the fee is fixed and determinable and when collection is reasonably assured.

We do not generally provide extended payment terms but may provide customer financing on construction-type contracts

For sales between consolidated companies we apply arm’s length pricing.

We offer a comprehensive portfolio of telecommunication and data communication systems and services covering a range of technologies.

NOTES TO THE FINANCIAL STATEMENTS

The majority of our products and services are sold as parts of contracts including several items. The nature of the products and services being sold, and the contractual terms taken as a whole, determine the appropriate revenue recognition method. The contracts are of three main types:

•	construction-type

•	delivery-type

•	contracts for various types of services, for example managed services contract for several years

A substantial share of our sales is construction-type contracts to supply network systems according to customer specifications.

Large customer frame agreements may include different types of undertakings and may result in a mix of construction-type contracts, delivery-type contracts and service contracts.

Different revenue recognition methods are applied based on the solutions provided to our customers, the nature and sophistication of the technology involved and the contract conditions in each case. Specific contractual performance and acceptance criteria impact the timing and amounts of revenue recognized.

Revenues from construction-type contracts are generally recognized using the percentage-of-completion method. The degree of completion is measured using either the milestone output method or, to a very limited extent, the cost-to-cost method. The terms of construction-type contracts generally define milestones for progress billing of the customer, which also well reflect the degree of completion of the contract. Revenues from contracts associated with new technology are not recognized until specified functionality has been achieved, customer acceptance has been obtained and other contractual terms have been satisfied. The profitability of long-term contracts is periodically assessed and revised, if necessary, based on changes in circumstances. Provisions for losses are made when such losses become known.

For delivery-type contracts that have multiple elements, revenue is allocated to each element based on fair values. If there are undelivered elements that are essential to the functionality of the delivered elements, or, if fair values are not available for all elements, we defer the recognition of revenue until all elements essential to the functionality have been delivered or fair values exist for the undelivered elements.

Revenue for period service contracts is recognized ratably over the contract period. Revenue for training, consulting, engineering, installation and similar services is generally recognized when the services are delivered.

Research and development costs

Costs incurred for development of software that will be sold, leased or otherwise marketed or that is intended for internal use are capitalized as from when technological and economical feasibility has been established until the product is available for sale or use. The capitalization is made on a prudent and conservative basis, given the inherent uncertainty in development activities.

Costs that are capitalized include direct labor and related overhead. Amortization of capitalized development costs begins when the product is available for general release. Amortization is made on a product or platform basis according to either the straight-line method over periods not exceeding five years or the sales ratio method. Research and development costs directly related to orders from customers are accounted for as a part of cost of sales. Other research and development costs are charged to expense as incurred.

Capitalized development costs are subject to regular assessment of recoverability based on anticipated future revenues and changes in technologies. Unamortized capitalized development costs determined to be in excess of net realizable value are expensed immediately.

Share-based employee compensation

Stock option plans

No compensation cost to the employee is recognized for any of our current stock option plans, as the employee’s strike price is equal to the market price at grant date. When the options are exercised, however, social security charges are to be paid in certain countries on the value of the employee benefit; based on the difference between the market price of the share and the strike price. During the vesting period, preliminary costs for such social security charges are accrued. In some plans, these costs are reduced by income from related hedging arrangements.

Stock purchase plans

For stock purchase plans, a compensation cost is accrued in the income statement during the vesting period, based on the market price of the share at the employee’s investment date. When shares are matched, social security charges are to be paid in certain countries on the value of the employee benefit. The employee benefit is based on the market value of the shares at the matching date. During the vesting period, preliminary social security charges are accrued.

NOTES TO THE FINANCIAL STATEMENTS

Government grants

Government grants are recognized when there is a reasonable assurance of compliance with conditions attached to the grants and that the grants will be received. For Ericsson, government grants received are linked to performing of research or development work or to subsidized capital expenditures as governmental stimulus to employment or investments in a certain country or region. Overall amounts are not significant. Government grants are normally deducted from development cost or cost of sales, depending on their nature.

Borrowing costs

The Company does not capitalize any interest costs, including interest cost related to financing of construction of tangible assets.

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

Potential ordinary shares are treated as dilutive when, and only when, their conversion to ordinary shares decrease earnings per share.

Principles of consolidation

The consolidated financial statements include the accounts of the Parent Company and all subsidiaries. Subsidiaries are all companies in which Ericsson has an ownership and directly or indirectly, including effective potential voting rights, has a voting majority or by agreement has control or retains the majority of the residual or ownership risk of the entity. Inter-company transactions have been eliminated.

Elimination of unrealized profits in inventory is made in full without consideration of minority interests.

The consolidated financial statements have been prepared in accordance with the purchase method, whereby consolidated stockholders’ equity includes equity in subsidiaries and associated companies earned only after their acquisition.

Investments in subsidiary and associated companies are accounted for on a cost basis. The Parent Company income includes dividends received from subsidiaries and other inter-company revenues and costs, which are eliminated in the consolidated accounts.

Ericsson Treasury Services AB and Ericsson Credit AB conducted their operations on commission basis for the Parent Company during 2003 as in 2002 and 2001.

Associated companies and joint ventures

Investments in associated companies, including joint ventures, where voting stock interest including effective potential voting rights is at least 20 percent but not more than 50 percent, or where a corresponding influence is obtained through agreement, are accounted for according to the equity method. Ericsson’s share of income before tax in these companies is reported in item “Share in earnings of joint ventures and associated companies”, included in Operating Income. Taxes are included in item “Taxes”. Unrealized internal profits in inventory in associated companies purchased from subsidiaries are eliminated in the consolidated accounts in proportion to ownership. Investments in associated companies are shown at equity after adjustments for unrealized inter-company profits and un-amortized goodwill (see Goodwill below).

Undistributed earnings of associated companies included in consolidated restricted equity are reported as “Equity proportion reserve”, as detailed in Note 17. Minor investments in associated companies for which financial statements could not be obtained within reasonable time are carried at the lower of acquisition cost and fair value.

All other equity instruments are accounted for as Other investments and carried at the lower of acquisition cost or fair value.

Goodwill

Goodwill resulting from acquisitions of consolidated companies is amortized according to individual assessment of each item’s estimated economic life, resulting in amortization periods of up to 20 years. Goodwill in foreign investments is remeasured at year-end exchange rates. Depending on the nature of the acquisition, goodwill amortization is reported under “Research and development and other technical expenses”, “Selling expenses” or “Administrative expenses”.

Translation of financial statements in foreign currency

For most subsidiaries, joint ventures and associated companies, the local currency is the currency in which the companies primarily generate and expend cash, and is thus considered their functional (business) currency. Their financial statements plus goodwill related to such companies, if any, are translated to SEK using the current method, with translation adjustments reported directly in consolidated stockholders’ equity. When a company accounted for in accordance with these principles is sold, accumulated translation adjustments are included in consolidated income.

Financial statements of companies with finance activities and other companies, having such close relations with the Swedish operations that their functional currency is considered to be SEK, are remeasured using the monetary method. Adjustments from remeasurement of financial statements of these companies are included in the consolidated Income Statement (see Note 17).

Financial statements of companies operating, for example, in countries with highly inflationary economies, whose functional

NOTES TO THE FINANCIAL STATEMENTS

currency is another than the local currency, are translated in two steps. In the first step, remeasurement is made into the functional currency, resulting exchange rate gains/losses are reported in the Income Statement. In the second step, from the functional currency to SEK, the financial statements are translated using the current method. The resulting translation adjustments are reported directly in consolidated stockholders’ equity. The remeasurement method gives a more fair view of these financial statements than a translation directly to SEK, since companies concerned operate in de facto USD- or EUR-based economies.

Translation of foreign currency items in individual companies

In the financial statements, receivables and liabilities in foreign currencies have been translated at year-end exchange rates.

Gains and losses on foreign exchange are divided into operational and financial. Net operational gains and losses are included in “Cost of sales”, Gains and losses on foreign exchange attributable to financial assets are included in financial income, and gains and losses related to financial liabilities are included in financial expenses.

Translation effects related to permanent financing of foreign subsidiaries are reported directly to consolidated stockholders’ equity, net of tax effects.

Cash investments and derivative financial instruments

Short-term cash investments in the consolidated accounts are valued at the lower of acquisition cost plus accrued interest and market value. In the Parent Company, short-term investments and interest and foreign exchange related derivatives are valued at the lower of acquisition cost and fair value.

Interest rate related derivatives and foreign exchange derivatives are in the consolidated accounts valued according to the lower of acquisition cost and market value, determined on a portfolio basis.

Derivative financial instruments are used to hedge foreign exchange and interest rate risks. Foreign exchange derivatives hedging items on the balance sheet have been valued at fair value to offset the changed value of the hedged item. Foreign exchange derivatives hedging forecasted transactions with gains are not carried on the balance sheet, as unrealized gains are not recognized in income. Derivatives not fulfilling the requirements for hedge accounting are valued at the lowest of acquisition cost and fair value. Premium/discount on currency forward contracts is amortized during time to maturity. Interest rate-related derivatives linked to specific investments or loans, or which are applied to hedge interest rate positions are valued in the same manner as the hedged position.

Gains and losses from derivatives in the Parent Company are reported net as other financial income/expenses. In the consolidated accounts, gains and losses on commercial hedges are reported in the same manner as the underlying position.

Financial assets and liabilities of a similar nature are offset and reported net in the balance sheet when there is a legally enforceable right for setoff and there is intent to settle on a net basis or to realize the asset and settle the liability simultaneously.

Intangible and tangible fixed assets

Intangible and tangible fixed assets are stated at cost less accumulated amortization/depreciation, adjusted with net value of revaluations.

Annual depreciation is reported as plan depreciation, generally using the straight-line method, with estimated useful lives of, in general, 40 years on buildings, 20 years on land improvements, 3 to 10 years on machinery and equipment, and up to 5 years on rental equipment. Intangible assets excluding goodwill are amortized over a period of maximum 5 years. See Goodwill above for amortization of goodwill. Amortization and depreciation is included in “Cost of Sales” and in the respective functional operating expenses.

Costs for development of computer software to be sold, leased or otherwise marketed or developed or obtained for internal use are capitalized as intangible assets when technological feasibility has been established and when future economic benefits can be demonstrated. As technological feasibility often cannot be established until late in each project, the capitalized portion of total development costs is limited. No development costs, than costs for software are capitalized. The reason is that software development is the largest part of our development work and other costs are relatively small. As capitalization shall not be made until feasibility is established, which in many cases can not be made for hardware products until software is finalized to enable testing, the amounts to capitalize for hardware would be immaterial. Other development costs are charged to the income statement as incurred. See also Research and Development Costs.

Impairment reviews of tangible and intangible fixed assets, including goodwill, are performed whenever there is an indication of possible impairment. The carrying values of fixed assets, including goodwill related to those assets, are not considered to be recoverable when the expected discounted cash flows from those assets are less than their carrying values. An impairment loss is determined based on the amount by which the carrying value exceeds the fair value of those assets. Losses on fixed assets to be disposed of are determined in a similar manner, taking into account the selling price reduced by the costs of disposal. Provisions or write-downs are made for expected costs for restoration of land or buildings due to environmental obligations or obligations in leasing contracts.

NOTES TO THE FINANCIAL STATEMENTS

Leasing

Financial leasing contracts where the company is a lessee are capitalized and reported as tangible assets and as other current liabilities and other long-term liabilities.

Leases with the company as lessor are normally accounted for as sales-type leases, with recognition of sales revenue at the inception of the lease as well as interest revenue over the lease term. On an exceptional basis only are financial leases or operating leases used.

Deferred taxes

Deferred tax assets attributable to temporary differences between the book values of assets and liabilities and their tax values, and also deferred tax receivables attributable to unutilized tax loss carry-forwards, are reported to the extent that it is probable that future taxable profits will be available against which the tax losses can be utilized.

The valuation of deferred tax assets involves assumptions regarding the deductibility of costs not yet subject to taxation and regarding sufficient future taxable income to enable utilization of unused tax losses in different tax jurisdictions. All deferred tax assets are subject to annual review of possible utilization. The largest amounts of tax loss carry-forwards are in Sweden, with indefinite period of utilization.

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

The accumulated deferred tax asset/liability is adjusted each year by applying the current tax rate in each country. Adjustments of deferred tax assets/liabilities attributable to changes in tax rates are included in the consolidated income statement in Income taxes for the year.

Receivables and customer financing

Receivables are reported at anticipated net realizable value. Sales of trade receivables and customer financing credits are reflected as a reduction of receivables in the balance sheet and the proceeds received are included in cash flows from operating activities.

For sale of receivables with recourse, provisions are recorded for estimated value of recourse liabilities. The excess of the recourse obligation over the recorded provision is included in contingent liabilities.

We provide financing to certain customers in connection with significant sales of network infrastructure equipment. Financing may include funding for the direct purchase of our products and services or, in exceptional cases, for working capital purposes. We have credit approval procedures where all major customer finance contracts are subject to approval by the Finance Committee of the Board of Directors. We assess the collectibility of our receivables for purposes of initial revenue recognition and to record receivables at anticipated realizable value. In instances where we have sold credits with recourse or where we have exposure related to guarantees to third parties for customer financing, we have reported the extent of our exposure as contingent liabilities. We accrue risk provisions based on our assessment of the risks relating to these contingent liabilities, and contingent liabilities are reported net of such provisions.

Inventories

Inventories are valued at the lower of cost or market on a first-in, first-out (FIFO) basis. Consideration has been given to risks of obsolescence.

More than half of our production is outsourced to contract manufacturing companies. In addition to valuation allowances regarding inventories, we also need to assess the need for provisions for supplier compensation due to failure to reach minimum committed purchase volumes. This valuation involves making estimates of obtainable market value, future customer demand and changes in technology and customer acceptance of new products.

Provisions

Provisions are recognized when the company has a present obligation, an outflow of resources is probable and a reliable estimate can be made of the obligation.

Provision amounts for product warranties are based on assumptions, involving historic failure rates as well as estimates regarding failure rates for new products, and also estimates on costs to remedy various types of faults.

Statement of cash flows

Foreign subsidiaries’ transactions are translated at the average exchange rate during the period. Subsidiaries purchased and/or sold, net of cash acquired/sold, are reported as cash flow from investment activities and do not affect reported cash flow from operations.

Cash and cash equivalents consist of cash, bank and short-term investments. Included are all highly liquid financial instruments which are easily converted to cash and insignificantly affected by changes in value and used by our treasury function for cash management purposes.

NOTES TO THE FINANCIAL STATEMENTS

Segment reporting

Our three operating segments are defined based on customers served:

•	Systems, addressing operators of mobile and fixed line public telephone networks

•	Phones, addressing distributors of mobile handsets to end users

•	Other operations, which consists of a number of different operations with different types of customers. Each unit is deemed too small to be reported as a segment in itself. Included operations are: Microwave Systems, Network Technologies, Enterprise Systems, Mobile Platform Technology, Power Modules and other.

New accounting standards 2004-2005

The standard Employee Benefits (RR29), which is based on IAS19, will be adopted from January 1, 2004. The effect of this standard is a change in timing of pension costs compared to current Swedish GAAP, so that pension costs for future salary increases are estimated and recognized at the time of service. The net effect of the accounting change at adoption will be charged to stockholder’s equity. The effect of adopting RR29 is an estimated increase of the pension liability as of January 1, 2004, by approximately SEK 1.9 billion. The effect on equity, net after taxes, is estimated to approximately SEK –1.4 billion.

From 2005, Ericsson will report according to full IFRS. An internal project is underway to identify differences to current GAAP and what changes will be necessary. The company is in the process of evaluating the impact. Provided that the standards are endorsed for application within the EU, it is expected that IAS39 regarding financial instruments and a new standard regarding share-based compensation and business combinations will be the standards with the largest impact.

NOTES TO THE FINANCIAL STATEMENTS

2	SEGMENT INFORMATION

Business segments

2003	Systems	Phones	Other Operations	Unallocated	Eliminations	Group
Orders booked	104,694	—	8,306	—	—	113,000
Inter segment orders	748	—	886	—	–1,634	—

Total Orders Booked	105,442	—	9,192	—	–1,634	113,000

Net sales	107,995	—	9,743	—	—	117,738
Inter segment sales	671	—	836	—	–1,507	—

Total Net Sales	108,666	—	10,579	—	–1,507	117,738

Share in earnings of JV and associated companies	125	–521	65	–273	—	–604

Operating Income	–6,163	–521	–3,511	–1,044	—	–11,239

Financial income	—	—	—	3,995	—	3,995
Financial expenses	—	—	—	–4,859	—	–4,859

Income after financial items	–6,163	–521	–3,511	–1,908	—	–12,103

Taxes	—	—	—	1,460	—	1,460
Minority interest	—	—	—	–201	—	–201

Net Income	–6,163	–521	–3,511	–649	—	–10,844

Segment assets1) 2)	65,478	—	6,649	107,275	—	179,402
Associates	563	1,752	491	164	—	2,970

Total Assets	66,041	1,752	7,140	107,439	—	182,372

Segment liabilities3) 4)	58,536	—	7,610	53,446	—	119,592

Total Liabilities	58,536	—	7,610	53,446	—	119,592

1)       Segment assets include tangible assets, intangible assets, short and long term customer financing, accounts receivable, inventory, prepaid expenses, accrued revenues and other current assets.

2)       Unallocated assets comprise of cash, short term investments and deferred tax assets.

3)       Segment liabilities include accounts payable, provisions, accrued expenses, prepaid revenues, advances from customers and other current liabilities.

4) Unallocated liabilities include accrued interests, tax liabilities and interest bearing liabilities and provisions.

Other segment items
Tangible and intangible assets
Additions/capitalization	6,348	—	373	8	–757	5,972
Depreciation	3,028	—	699	26	—	3,753
Amortization	1,807	—	666	107	—	2,579
Write-downs	1,126	—	337	—	—	1,463
Number of employees	45,176	—	6,110	297	—	51,583

Operating income	–6,163	–521	–3,511	–1,044	—	–11,239
Income after financial items	—	—	—	—	—	–12,103
Non-operational capital gains/losses, net	—	—	–13	—	—	–13
Restructuring costs, net	–12,809	–338	–3,064	–252	—	–16,463
Capitalization of development expenses, net	1,412	—	172	—	—	1,584
Adjusted operating income	5,234	–183	–606	–792	—	3,653
Adjusted operating margin (%)	5%	—	–6%	—	—	3%
Adjusted income after financial items	—	—	—	—	—	2,789

Geographical segments

2003	Net sales	Orders booked	Total assets	Additions/ capitalization of tangible and intangible assets	Number of employees
Europe, Middle East and Africa	62,843	54,167	145,928	5,264	38,379
- of which EU	35,235	30,228	140,888	5,201	35,671
- of which Sweden	5,868	4,417	119,834	4,849	24,408
Asia Pacific	27,343	29,514	16,845	96	6,468
- of which China	10,473	12,701	7,625	67	2,850
North America	17,627	20,237	10,398	505	4,460
- of which United states	16,357	18,971	9,876	301	2,581
Latin America	9,925	9,082	9,201	107	2,276

Total	117,738	113,000	182,372	5,972	51,583

NOTES TO THE FINANCIAL STATEMENTS

Business segments

2002	Systems	Phones	Other Operations	Unallocated	Eliminations	Group
Orders booked	114,177	—	14,174	—	—	128,351
Inter segment orders	1,164	—	1,210	—	–2,374	—

Total Orders Booked	115,341	—	15,384	—	–2,374	128,351

Net sales	130,842	—	14,931	—	—	145,773
Inter segment sales	1,113	—	1,270	—	–2,383	—

Total Net Sales	131,955	—	16,201	—	–2,383	145,773

Share in earnings of JV and associated companies	161	–1,331	–45	–5	—	–1,220

Operating Income	–12,497	–1,331	–5,846	–1,625	—	–21,299

Financial income	—	—	—	4,253	—	4,253
Financial expenses	—	—	—	–5,789	—	–5,789

Income after financial items	–12,497	–1,331	–5,846	–3,161	—	–22,835

Taxes	—	—	—	4,165	—	4,165
Minority interest	—	—	—	–343	—	–343

Net Income	–12,497	–1,331	–5,846	661	—	–19,013

Segment assets1) 2)	88,121	—	9,048	110,109	—	207,278
Associates	693	799	531	–188	—	1,835

Total Assets	88,814	799	9,579	109,921	—	209,113

Segment liabilities3) 4)	53,435	—	9,470	70,132	—	133,037

Total Liabilities	53,435	—	9,470	70,132	—	133,037

1)       Segment assets include tangible assets, intangible assets, short and long term customer financing, accounts receivable, inventory, prepaid expenses, accrued revenues and other current assets.

2)       Unallocated assets comprise of cash, short term investments and deferred tax assets.

3)       Segment liabilities include accounts payable, provisions, accrued expenses, prepaid revenues, advances from customers and other current liabilities.

4) Unallocated liabilities include accrued interests, tax liabilities and interest bearing liabilities and provisions.

Other segment item
Tangible and intangible assets
Additions/capitalization	5,896	—	553	32	–30	6,451
Depreciation	4,877	—	597	135	–95	5,514
Amortization	1,049	—	221	365	—	1,635
Write-downs	–612	—	—	—	—	–612
Number of employees	56,590	—	7,646	385	—	64,621

Operating income	–12,497	–1,331	–5,846	–1,625	—	–21,299
Income after financial items	—	—	—	—	—	–22,835
Non-operationql capital gains/losses, net	—	—	–42	—	—	–42
Restructuring costs, net	–10,441	—	–1,438	–83	—	–11,962
Capitalization of development expenses, net	2,851	—	349	—	—	3,200
Adjusted operating income	–4,907	–1,331	–4,715	–1,542	—	–12,495
Adjusted operating margin (%)	–4%	—	–29%	—	—	–9%
Adjusted income after financial items	—	—	—	—	—	–14,031

Geographical segments

2002	Net sales	Orders booked	Total assets	Additions/ capitalization of tangible and intangible assets	Number of employees
Europe, Middle East and Africa	74,124	65,448	165,465	5,693	47,700
– of which EU	43,396	34,003	159,030	5,548	44,467
– of which Sweden	8,303	7,620	129,056	4,908	30,241
Asia Pacific	35,905	30,451	17,907	294	7,771
– of which China	12,559	10,852	6,189	151	3,034
North America	23,068	22,877	14,201	392	6,328
– of which United states	22,036	21,673	13,633	357	4,562
Latin America	12,676	9,575	11,540	72	2,822

Total	145,773	128,351	209,113	6,451	64,621

NOTES TO THE FINANCIAL STATEMENTS

2	SEGMENT INFORMATION (CONTINUED)

Net Sales

Parent Company	2003	2002	2001
Europe1), Middle East & Africa	1,404	1,715	1,143
North America	—	—	—
Latin America	241	302	231
Asia Pacific	—	—	—

Total	1,645	2,017	1,374

1) Of which Sweden	1	—	—
1) Of which EU	1	—	—

Parent Company sales are mainly related to business segment Systems.

3	PROFIT FROM OPERATIONS

Restructuring	2003	2002	2001
Restructuring charges
Asset write-downs	3,966	1,074	4,111
Employee redundancy 1)	7,728	10,556	7,539
Unused real estate	3,883	562	—
Other	886	–230	3,350

Total	16,463	11,962	15,000

Of which
Cost of sales	4,790	5,589	8,345
Research and development	5,361	4,124	3,546
Other technical expenses	—	—	—
Selling expenses	3,150	1,474	1,508
Administrative expenses	2,465	694	1,601
Other operating revenue and costs	345	311	—
Share in earnings of JV and associated companies	352	–230	—

Total	16,463	11,962	15,000

Restructuring provisions
Opening balance	7,535	7,075	3,378
Provisions made	10,835	7,195	15,000
Provisions utilized	–9,146	–6,593	–11,303
Other	–109	–142	—

Closing balance	9,115	7,535	7,075

Restructuring charges
Provisions made	10,835	7,195	15,000
Direct charges	5,628	4,767	—

Total	16,463	11,962	15,000

Restructuring in Statement of cash flows
Charges in Net income, net	–16,463	–11,962	–15,000
Share in earnings of JV and associated companies	352	—	—
Write-downs	3,966	1,074	—
Provisions made	10,835	7,195	15,000
Provisions utilized	–9,146	–6,593	–11,303

Total cash flow effect	–10,456	–10,286	–11,303

1)	Number of employees at December 31, 2003 were 51,583 (64,621 in 2002 and 85,198 in 2001)

Items affecting comparability	2003	2002	2001
Non-operational capital gains/losses, net	–13	–42	5,800
Capitalization of development expenses, net	1,584	3,200	—
Restructuring costs, net	16,463	11,962	15,000

Key measurements, excluding items affecting comparability	2003	2002	2001
Net sales	117,738	145,773	231,839
Adjusted gross margin	43,627	47,138	66,284
– as percentage of net sales	37%	32%	29%
Adjusted operating expenses	–41,621	–59,309	–86,347
– as percentage of net sales	–35%	–41%	–37%
Adjusted share in earnings of joint ventures and associated companies	–252	–1,450	–715
Adjusted other operating revenue and costs	1,899	1,126	2,598

Adjusted operating income	3,653	–12,495	–18,180
Adjusted operating margin (%)	3%	–9%	–8%

Financial net	–864	–1,536	–1,774
Adjusted income after financial items	2,789	–14,031	–19,954

NOTES TO THE FINANCIAL STATEMENTS

4	REVENUES

The majority of Ericsson’s products and services are sold as parts of contracts including several items. The nature of the products and services being sold, and the contractual terms taken as a whole, determine the appropriate revenue recognition method. The contracts are of three main types:

Consolidated	2003	2002	2001
Equipment sales	98,726	125,112	214,237
Of which:
– Construction-type contracts1)	73,165	—	—
– Delivery-type contracts1)	25,561	—	—
Service sales	18,458	19,493	17,424
Royalties	554	1,168	178

Total	117,738	145,773	231,839

Capital gains, license fees and
other operating revenues	2,645	1,928	10,064
Interest income	3,913	3,592	2,684
Dividends	7	83	473

1)	Figures for 2002 and 2001 not available.

See Note 1, Accounting Policies, Revenue recognition for more information about the different types of contracts.

5	OTHER OPERATING REVENUES AND COSTS

Consolidated	2003	2002 1)	2001 1)
Gains on sales of intangible and tangible assets	213	166	1,962
Losses on sales of intangible and tangible assets	–28	–251	–1,317
Capital losses on tangible assets related to restructuring	–345	–311	—
Gains on sales of investments and operations	493	267	5,830
Losses on sales of investments and operations	–731	–593	–349

Sub-total	–398	–722	6,126

Commissions, license fees and other operating revenues	1,939	1,265	2,272
Restructuring costs net, Phones	—	230	—

Total	1,541	773	8,398

1)	Restated for changed accounting principles.

Parent Company	2003	2002	2001
Commissions, license fees and other operating revenues	2,441	2,770	3,068
Net losses (-) on sales of tangible assets	–33	–1	–2

Total	2,408	2,769	3,066

NOTES TO THE FINANCIAL STATEMENTS

6	FINANCIAL INCOME AND EXPENSES

Consolidated	2003	2002	2001
Financial Income
Result from securities and receivables accounted for as fixed assets	470	1,049	2,677
Other interest income and similar profit/loss items	3,525	3,204	2,138

Total	3,995	4,253	4,815

Financial Expenses
Interest expenses and similar profit/loss items	4,859	5,789	6,589

Financial Net	–864	–1,536	–1,774

Interest expenses on Swedish pension liabilities are included in the interest expenses shown above.

Parent Company	2003	2002	2001
Financial Income
Result from participations in subsidiaries
Dividends	1,565	5,077	14,442
Net gains on sales	36	20	7
Result from participations in associated companies
Dividends	93	48	23
Net losses on sales	—	—	–6
Result from other securities and receivables accounted for as fixed assets
Dividends	4	58	—
Net gains on sales	153	24	37
Other interest income and similar profit/loss items
Subsidiaries	2,629	3,346	3,674
Other1)	4,697	4,424	1,047

Total	9,177	12,997	19,224

1)	Of the total amount, SEK 1,384 million in 2003, SEK 2,161 million in 2002 and SEK –978 million in 2001 is attributable to hedge of net investments in foreign subsidiaries.

Parent Company	2003	2002	2001
Financial Expenses
Losses on sales of participations in subsidiaries	21	—	5
Write-down of investments in subsidiaries	1,526	3,800	19,000
Write-down of investments in associated companies	86	35	12
Write-down of participations in other companies	2	2	—
Interest expenses and similar profit/loss items:
Subsidiaries	1,680	2,399	2,080
Other	2,693	2,370	2,536
Other financial expenses	11	14	12

Total	6,019	8,620	23,645

Financial Net	3,158	4,377	–4,421

Parent Company’s interest expenses on pension liabilities are included in the interest expenses shown above.

7	INCOME TAXES FOR THE YEAR

Income Statement

The following items are included in Income taxes for the year:

	Consolidated			Parent Company
	2003	2002	2001	2003	2002	2001
Current income taxes for the year	–1,613	–2,579	–5,108	–738	–799	–209
Current income taxes related to prior years	–240	–1,456	216	205	–493	22
Deferred income/expense (–) taxes related to temporary differences	3,138	7,996	13,680	364	–347	612
Share of taxes in joint ventures and associated companies	175	204	25	—	—	—

Income taxes for the year	1,460	4,165	8,813	–169	–1,639	425

NOTES TO THE FINANCIAL STATEMENTS

Deferred tax income and expenses

The amounts of deferred tax income and expenses are shown in the following table:

	Consolidated			Parent Company
	2003	2002	2001	2003	2002	2001
Deferred tax income	6,414	10,269	17,429	551	29	612
Deferred tax expenses	–3,276	–2,273	–3,749	–187	–376	—

Deferred taxes income/expense, net	3,138	7,996	13,680	364	–347	612

Consolidated

Deferred income taxes refer to tax loss carryforwards of SEK 2,829 million (SEK 5,615 million in 2002, SEK 7,986 million in 2001) and to certain provisions mainly for restructuring, inventory write-downs, warranty commitments and allowances for doubtful receivables.

Deferred tax expenses refer to reversals of temporary differences regarding certain provisions for mainly restructuring and warranty commitments.

Parent Company

Deferred income taxes refer mainly to provision for restructuring costs, reserve for doubtful receivables and certain pension obligations. Deferred tax expenses refer to reversal of temporary differences regarding provisions for customer financing commitments.

A reconciliation between actual tax income (–expense) for the year and the theoretical tax income (–expense) that would arise when applying statutory tax rate in Sweden, 28 percent on income before taxes, is shown in the table:

	Consolidated			Parent Company
	2003	2002 1)	2001 1)	2003	2002	2001
Income before taxes	–12,103	–22,835	–29,154	1,419	4,321	–5,254
Tax rate in Sweden (28%)	3,389	6,393	8,163	–397	–1,210	1,471
Effect of foreign tax rates	–438	39	1,078	—	—	—
Current income taxes related to prior years	–240	–1,456	216	205	–493	22
Tax effect of expenses that are non-deductible for tax purpose	–1,457	–1,091	–864	–659	–584	–220
Tax effect of income that are non-taxable for tax purpose	556	365	260	1,143	1,712	4,472
Tax effect of changes in tax rates	3	–21	83	—	—	—
Tax effect related to write-downs of investments in subsidiaries	—	—	—	–461	–1,064	–5,320
Tax effect of tax losses carryforwards, net	–353	–64	–123	—	—	—

Income taxes for the year	1,460	4,165	8,813	–169	–1,639	425

1)	In compliance with RR9, figures have been restated to report minority interest net of tax.

Consolidated

Income taxes related to prior years consist mainly of foreign withholding taxes that were not deductible due to insufficient taxable income and other costs.

Tax effect of expenses that are non-deductible include amortization of goodwill, write-downs of investments, certain costs related to customer financing and other non-tax deductible expenses.

Parent Company

Income taxes related to prior years consist mainly of write-off of receivables.

Tax effect of expenses that are non-deductible refer mainly to costs related to customer financing and other costs.

Tax effect of income that are non-taxable refer mainly to dividends, and change of permanent differences related to provisions for customer financing commitments in prior years.

Balance sheet

Deferred tax assets and liabilities

Tax effects of temporary differences including unutilized tax loss carryforwards have resulted in deferred tax assets and liabilities as follows:

	Consolidated		Parent Company
	2003 2)	2002 1)	2003 2)	2002 1)
Deferred tax assets	27,130	26,047	1,646	1,282
Deferred tax liabilities	462	1,511	—	—

1)	Restated for changes in accounting principle with all deferred taxes reported as long-term.

2)	Parts of deferred tax assets are expected to be consumed in 2004.

NOTES TO THE FINANCIAL STATEMENTS

Consolidated

Deferred tax assets refer to tax loss carryforwards and temporary differences due to certain provisions for mainly restructuring, inventory write-downs, warranty commitments and allowances for doubtful receivables. Deferred tax assets regarding tax loss carryforwards amount to SEK 15,021 million (SEK 13,567 million in 2002).

Deferred tax assets are capitalized in countries in which, and with such amounts, we expect to be able to generate sufficient taxable income in the future to benefit from tax reductions. The significant deferred tax assets are related to countries with long or indefinite periods of utilization, mainly Sweden and the U.S. Of the total deferred tax assets SEK 15,021 million, SEK 14,753 million are with expiration 2009 or later, of which SEK 12,656 million relate to Sweden with indefinite time of utilization.

The losses incurred which generated the deferred tax assets were related to two major circumstances (i) large losses in the Phones segment prior to restructuring and prior to the joint venture with Sony (ii) restructuring costs for the Phones segment 2000–2001 and also for the other segments 2001–2003 due to the sharp decline in demand.

Our resizing and cost improvement efforts of the Systems segment and Other operations are now behind us and confirmed through a positive income before restructuring costs. With this, coupled with our current strong financial position and positive cash flow during second half of 2003, we are convinced that Ericsson will be able to generate sufficient income in the coming years to utilize these deferred tax assets.

We are convinced this industry has long-term growth potential, with the current still low world-wide penetration of mobile telephony and with new services and increased tariff competition generating more time of usage and thereby increased capacity needs. We have a strong position as a network systems vendor in the telecom industry, based on large market shares in the major technologies and a strong customer base including most leading operators. We also believe we have a good opportunity to increase sales as new, more sophisticated technology is creating a demand for professional services of systems integration and managed services where Ericsson has a strong competitive position.

Parent Company

Deferred tax assets refer mainly to costs related to customer financing and provisions for restructuring costs.

Investments in subsidiaries, joint ventures and associated companies

Due to losses in certain subsidiaries the book value of certain investment in those subsidiaries, joint ventures and associated companies are less than the tax value of these investments. However, since deferred tax assets have been reported with respect also to losses in these companies and due to the uncertainty as to which deductions can be realized in the future. With respect to these differences between book and tax value, no additional deferred tax assets are reported.

Tax loss carryforwards

Deferred tax assets regarding unutilized tax loss carryforwards are reported to the extent that realization of the related tax benefit through the future taxable profits is probable also when considering the period during which these can be utilized, as described below.

At December 31, 2003, these unutilized tax loss carryforwards amounted to SEK 52,003 million. The tax effect of these tax loss carryforwards are reported as assets.

The final years in which these loss carryforwards can be utilized are shown in the following table:

Year of expiration	2003
2004	112
2005	79
2006	167
2007	189
2008	78
2009 or later	51,378

Total	52,003

The Parent Company has no unutilized tax loss carryforwards.

Tax effects reported directly to stockholders’ equity

Tax effects reported directly to stockholders’ equity amount to SEK 420 million (SEK 523 million 2002, SEK 233 million 2001).

NOTES TO THE FINANCIAL STATEMENTS

8	EARNINGS PER SHARE

Consolidated	2003		2002		2001
Net income	–10,844		–19,013		–21,264
Average number of shares, basic (millions)2)	15,823		12,573		10,950
Earnings per share, basic	–0.69		–1.51		–1.94

Net income	–10,844		–19,013		–21,264
Interest expenses on convertible debentures, net of income taxes	105		219		176

Net income after full conversion	–10,739		–18,794		–21,088
Average number of shares after full conversion and exercise of stock options (million)2)	15,841		12,684		11,072

Earnings per share, diluted	–0.69	1)	–1.51	1)	–1.94	1)

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

2)	2001 adjusted for stock dividend element of stock issue 2002.

9	INTANGIBLE ASSETS

Consolidated	Capitalized development costs, to be sold	Capitalized acquired development costs, for internal use	Capitalized internal development costs, for internal use	Capitalized Development costs, total	Goodwill	Licenses trademarks and similar rights	Patents and acquired research and development	Other intangible assets,total
Accumulated acquisition costs
Opening balance	3,074	220	148	3,442	12,934	1,319	1,102	2,421
Acquisitions/capitalization	2,049	185	125	2,359	—	53	67	120
Balances regarding acquired and sold companies	—	—	—	—	–19	—	—	—
Sales/disposals	—	—	—	—	—	–69	–67	–136
Translation difference for the year	—	—	—	—	–1,407	–16	–18	–34

Closing balance	5,123	405	273	5,801	11,508	1,287	1,084	2,371

Accumulated amortization
Opening balance	–223	–11	–8	–242	–4,331	–1,220	–376	–1,596
Amortization for the year	–600	–86	–58	–744	–1,636	–60	–139	–199
Balances regarding acquired and sold companies	—	—	—	—	–5	—	—	—
Sales/disposals	—	—	—	—	—	36	62	98
Translation difference for the year	—	—	—	—	476	13	15	28

Closing balance	–823	–97	–66	–986	–5,496	–1,231	–438	–1,669

Accumulated write-downs
Opening balance	—	—	—	—	—	–4	–15	–19
Write-downs for the year	–31	—	—	–31	–305	—	–1	–1
Sales/disposals	—	—	—	—	—	4	2	6
Translation difference for the year	—	—	—	—	32	—	–1	–1

Closing balance	–31	—	—	–31	–273	—	–15	–15

Net carrying value	4,269	308	207	4,784	5,739	56	631	687

Parent Company	Patents, licenses trademarks and similar rights
Accumulated acquisition costs
Opening balance	216
Acquisitions	6

Closing balance	222

Accumulated amortization
Opening balance	–137
Amortization for the year	–23

Closing balance	–160

Net carrying value	62

NOTES TO THE FINANCIAL STATEMENTS

10	TANGIBLE ASSETS

Consolidated	Land and buildings 1)	Machinery and other technical assets	Other equipment, tools and installations	Construction in process and advance payments	Total
Accumulated acquisition costs
Opening balance	1,945	10,170	20,080	305	32,500
Additions	1,741	313	1,202	237	3,493
Balances regarding acquired and sold companies	–163	63	129	–8	21
Sales/disposals	–624	–2,094	–7,183	138	–9,763
Reclassifications	36	–2,287	2,619	–368	—
Translation difference for the year	–81	–336	–657	–18	–1,092

Closing balance	2,854	5,829	16,190	286	25,159

Accumulated depreciation
Opening balance	–766	–6,998	–14,523	—	–22,287
Depreciation for the year	–104	–887	–2,762	—	–3,753
Balances regarding acquired and sold companies	66	–119	–69	—	–122
Sales/disposals	305	1,519	6,202	—	8,026
Reclassifications	–18	1,655	–1,637	—	—
Translation difference for the year	32	240	495	—	767

Closing balance	–485	–4,590	–12,294	—	–17,369

Accumulated revaluation, net
Opening balance	36	—	—	—	36
Sales/disposals	–1	—	—	—	–1
Translation difference for the year	–1	—	—	—	–1
Closing balance	34	—	—	—	34

Accumulated write-downs, net
Opening balance	–4	–179	–102	—	–285
Write-downs for the year	–500	–131	–495	—	–1,126
Sales/disposals/reversals of write-downs	—	60	8	—	68
Reclassifications	—	4	–4	—	—
Translation difference for the year	–1	17	8	—	24

Closing balance	–505	–229	–585	—	–1,319

Net carrying value	1,898	1,010	3,311	286	6,505

1)	Due to reassessments of the nature of leases, according to the present interpretation of Swedish GAAP/IFRS, financial leases of SEK 1,687 million have been reflected in the balance sheet as tangible assets and long-term liabilities.

Parent Company	Land and buildings	Machinery and other technical assets	Other equipment, tools and installations	Construction in process and advance payments	Total
Accumulated acquisition costs
Opening balance	23	—	69	—	92
Additions	—	—	455	198	653
Sales/disposals	—	—	–72	–1	–73
Reclassifications	—	—	107	–107	—

Closing balance	23	—	559	90	672

Accumulated depreciation
Opening balance	—	—	–54	—	–54
Depreciation for the year	—	—	–130	—	–130
Sales/disposals	—	—	17	—	17

Closing balance	—	—	–167	—	–167

Net carrying value	23	—	392	90	505

NOTES TO THE FINANCIAL STATEMENTS

11	FINANCIAL ASSETS

Equity in joint ventures and associated companies in 2003

Consolidated	Joint ventures	Associated companies	Total
Opening balance	799	1,036	1,835
Share in earnings	–593	–11	–604
Taxes	199	–24	175
Translation difference for the year	–36	–64	–100
Dividends	—	–150	–150
Capital contributions	1,384	7	1,391
Reclassification	—	447	447
Sales	—	–24	–24

Closing balance	1,753	1,217	2,970

Goodwill, net, amounts to SEK 20 million (SEK –18 million in 2002).

Dividends received from companies accounted for under the equity method were SEK 8 million in 2002 and SEK 27 million in 2001.

Share of assets, liabilities and income in joint ventures

Consolidated
Fixed assets	1,148
Current assets	6,631
Provisions	948
Long-term liabilities	97
Current liabilities	4,981

Net assets	1,753

Net sales	21,349
Income before taxes	–593
Net income	–394

Assets pledged as collateral	49
Contingent liabilities	—

Parent Company	Subsidiaries	Joint ventures	Associated companies	Other investments
Investments
Opening balance	50,600	2,752	458	39
Acquisitions and stock issues	1	1,384	—	3
Shareholders’ contribution	10,512	—	—	1
Write-downs	–1,526	—	–86	–2
Sales	–596	—	–1	–24

Closing balance	58,991	4,136	371	17

Other financial assets 2003

Consolidated	Other investments in shares and participations		Long-term customer financing 3)		Deferred taxes 4)	Other long-term financial assets
Accumulated acquisition costs
Opening balance	3,144		19,203		26,047	2,305
Additions	41		2,879		6,497	507
Sales/repayments/deductions	–529		–12,686		–2,738	–581
Reclassifications	–197		–748		–960	—
Translation difference for the year	–151		–698		–1,292	–93

Closing balance	2,308		7,950		27,554	2 138

Accumulated write-downs/allowances
Opening balance	–901		–6,920		0	–173
Write-downs/allowances for the year	–1,150		–2,313		–424	–642
Sales/repayments/deduction	305		3,631		—	—
Reclassifications	–233		660		—	—
Translation difference for the year	104		19		—	19

Closing balance	–1,875		–4,923	1)	–424	–796

Net carrying value	433	2)	3,027		27,130	1,342

1)	Write-downs are included in Selling expenses due to the close relation to operations.

2)	Market value per December 31, 2003, for listed shares was SEK 373 million with a net carrying value of SEK 83 million.

3)	From time to time, customer financing amounts may include equity instruments or equity-related instruments in our customers due to reconstruction activities of troubled debt. This is a result of that we sometimes receive such instruments as security for our receivable. Our policy is to sell such instruments as soon as feasible.

4)	Opening balance restated with all deferred tax assets reported as long-term.

Parent Company	Long-term customer financing	Deferred taxes 1)	Other long-term financial assets
Accumulated acquisition costs
Opening balance	12,818	1,282	214
Additions	2,123	364	309
Sales/repayments/deduction	–9,054	—	–37
Translation/revaluation difference for the year	–294	—	–10

Closing balance	5,593	1,646	476

Accumulated write-downs/allowances
Opening balance	–3,719	—	—
Write-downs/allowances for the year	–1,901	—	—
Reclassification	—	—	—
Sales/repayments	2,050	—	—

Closing balance	–3,570	—	—

Net carrying value	2,023	1,646	476

1)	Opening balance restated with all deferred tax assets reported as long-term.

NOTES TO THE FINANCIAL STATEMENTS

12	INVESTMENTS

The following listing shows certain shareholdings owned directly and indirectly by the Parent Company as of December 31, 2003. A complete listing of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Patent and Registration Office, may be obtained upon request to: Telefonaktiebolaget LM Ericsson, External Management Information, SE-164 83 Stockholm, Sweden.

Shares owned directly by the Parent Company

Type	Company	Reg. No.	Domicile	Percentage of ownership		Par value in local currency	Carrying value
Subsidiaries
I	Ericsson AB	556056-6258	Sweden	100		50	20,636
I	Ericsson Shared Services AB	556251-3266	Sweden	100		361	7,216
II	Ericsson Telecom AB	556251-3258	Sweden	100		100	6,520
II	SRA Communication AB	556018-0191	Sweden	100		47	145
II	AB Aulis	556030-9899	Sweden	100		14	6
II	LM Ericsson Holding AB	556381-7666	Sweden	100		105	1,122
III	Ericsson Gämsta AB	556381-7609	Sweden	100		162	324
III	Ericsson Treasury Services AB	556329-5673	Sweden	100		1	2
III	Ericsson Credit AB	556326-0552	Sweden	100		5	5
III	Ericsson Project Finance AB	556058-5936	Sweden	100		469	567
	Other		Sweden	—		—	830
I	Ericsson Austria GmbH		Austria	100		4	664
I	LM Ericsson A/S		Denmark	100		90	216
I	Oy LM Ericsson Ab		Finland	100		13	195
II	Ericsson Participations France S.A.		France	100		22	485
I	Ericsson GmbH		Germany	100		20	341
I	Ericsson Hungary Ltd.		Hungary	100		1,301	120
II	LM Ericsson Holdings Ltd.		Ireland	100		2	14
III	Ericsson Treasury Ireland Ltd.		Ireland	100		81	3,924
III	Ericsson Financial Services Ireland		Ireland	100		300	2,451
II	Ericsson S.p.A. 4)		Italy	72		10	105
I	Ericsson A/S		Norway	100		156	194
I	Ericsson Corporatio AO		Russia	100		5	5
I	Ericsson AG		Switzerland	100		—	—
II	Ericsson Holding Ltd.		United Kingdom	100		74	757
	Other (Europe, excluding Sweden)			—		—	137
II	Ericsson Holding II Inc.		United States	100		—	9,508
I	Cía Ericsson S.A.C.I.		Argentina	100		5	10
I	Teleindustria Ericsson S.A.		Mexico	100		n/a	1,549
	Other (United States, Latin America)			—		—	70
II	Teleric Pty Ltd.		Australia	100		20	99
I	Ericsson Ltd.		China	100		2	2
I	Ericsson (China) Company Ltd.		China	100		50	369
I	Nanjing Ericsson Panda Communication Co. Ltd.		China	25	1)	5	37
I	Ericsson India Private Ltd.		India	100		725	147
I	Ericsson (Malaysia) Sdn. Bhd.		Malaysia	70		2	4
I	Ericsson Telecommunications Pte. Ltd.		Singapore	100		—	1
I	Ericsson Taiwan Ltd.		Taiwan	80		240	19
I	Ericsson (Thailand) Ltd.		Thailand	49	2)	15	4
	Other countries			—		—	191

	Total					—	58,991

Joint ventures and associated companies
I	Sony Ericsson Mobile Communications AB	556615-6658	Sweden	50		50	4,136
I	Ericsson Nikola Tesla d.d.		Croatia	49		196	330
I	Beijing Ericsson Mobile Communications Co. Ltd.		China	25	3)	5	36
	Other			—		—	5

	Total					—	4,507

NOTES TO THE FINANCIAL STATEMENTS

12	INVESTMENTS (CONTINUED)

Shares owned by subsidiaries

Type	Company	Reg. No.	Domicile	Percentage of ownership
Subsidiaries
I	Ericsson Shared Services Väst AB	556577-9799	Sweden	100
I	Ericsson Network Technologies AB	556000-0365	Sweden	100
I	Ericsson Business Innovation AB	556128-5924	Sweden	100
I	Ericsson Enterprise AB	556090-3212	Sweden	100
I	Ericsson Microwave Systems AB	556028-1627	Sweden	100
I	Ericsson Sverige AB	556329-5657	Sweden	100
II	Ericsson Cables Holding AB	556044-9489	Sweden	100
III	AB LM Ericsson Finans	556008-8550	Sweden	100
I	Ericsson France S.A.		France	100
I	LM Ericsson Ltd.		Ireland	100
I	Ericsson Telecommunicazioni S.p.A.		Italy	72
II	Ericsson Holding International B.V.		The Netherlands	100
II	Ericsson Nederland B.V.		The Netherlands	100
I	Ericsson Telecommunicatie B.V.		The Netherlands	100
I	Ericsson España S.A.		Spain	100
I	Ericsson Telekomunikasyon A.S.		Turkey	100
I	Ericsson Ltd.		United Kingdom	100
I	Ericsson Mobile Communications (U.K.) Ltd.		United Kingdom	100
I	Ericsson Canada Inc.		Canada	100
I	Ericsson Inc.		United States	100
I	Ericsson NetQual Inc.		United States	100
I	Ericsson Wireless Communications Inc.		United States	100
I	Ericsson IP Infrastructure Inc.		United States	100
I	Ericsson Amplified Technologies Inc.		United States	100
I	Ericsson Telecommunicações S.A.		Brazil	100
I	Ericsson Servicos de Telecomunicações Ltda.		Brazil	100
I	Ericsson Telecom S.A. de C.V.		Mexico	100
I	Ericsson Australia Pty. Ltd.		Australia	100
I	Nippon Ericsson K.K.		Japan	100
I	Ericsson Mobile Communications Sdn Bhd		Malaysia	100
I	Ericsson Consumer Products Asia Pacific Pte Ltd.		Singapore	100

Key to type of company

I	Manufacturing, distribution and development companies

II	Holding companies

III	Finance companies

[1]	Through subsidiary holdings, total holdings amount to 51% of Nanjing Ericsson Panda Communication Co. Ltd.

[2]	Through subsidiary holdings, total holdings amount to 100% of Ericsson (Thailand) Ltd.

[3]	Through subsidiary holdings, total holdings amount to 41% of Beijing Ericsson Mobile Communications Co. Ltd.

[4]	The subsidiary Ericsson S.p.A. is listed on the Milan stock exchange in Italy. Ericsson’s share of the market value as per December 31, 2003, was SEK 3,246 million.

NOTES TO THE FINANCIAL STATEMENTS

13	INVENTORIES

	Consolidated		Parent Company
	2003	2002	2003	2002
Raw material, components and consumables	4,332	4,348	—	—
Manufacturing work in process	245	653	—	—
Finished products and goods for resale	271	2,990	—	1
Contract work in process	9,275	9,935	3	4
Less advances from customers	–3,158	–4,507	—	–3

Inventories, net	10,965	13,419	3	2

14	ACCOUNTS RECEIVABLE – TRADE

	Consolidated		Parent Company
	2003	2002 1)	2003	2002
Notes and accounts receivable	31,674	36,660	72	63
Receivables from associated companies and joint ventures	212	724	12	35

Total	31,886	37,384	84	98

1)	Restated for change in accounting principle regarding financial instruments (RR27).

Allowances for consolidated doubtful accounts have reduced the amounts shown above by SEK 2,051 million (SEK 1,909 million in 2002) and SEK 275 million (SEK 271 million in 2002) in the Parent Company, including amounts for estimated losses based on commercial risk evaluations. Retention receivables recognized as revenues were SEK 2,172 million at December 31, 2003 (SEK 5,378 million in 2002).

15	RECEIVABLES AND PAYABLES – SUBSIDIARIES

Parent Company	2003	2002 1)
Long Term Receivables2)
Financial receivables	34,046	22,595
Current Receivables
Commercial receivables	1,478	1,525
Financial receivables	21,357	57,934

Total	22,835	59,459

Long Term Liabilities2)
Financial liabilities	31,911	20,395
Current Liabilities
Commercial liabilities	89	367
Financial liabilities	57,517	78,379

Total	57,606	78,746

1)	Restated for change in accounting principle regarding financial instruments (RR27).

2)	Including non interest-bearing receivables and liabilities, net, amounting to SEK 15,317 million (SEK –29,506 million in 2002). Interest-free transactions involving current receivables and liabilities may also arise at times.

16	OTHER RECEIVABLES

	Consolidated		Parent Company
	2003	2002 1)	2003	2002 1)
Receivables from associated companies and joint ventures	239	461	—	—
Prepaid expenses	1,639	2,245	623	759
Accrued revenues	1,782	2,582	683	754
Advance payments to suppliers	399	545	—	—
Other	8,659	17,470	5,217	11,029

Total	12,718	23,303	6,523	12,542

1)	Restated with all deferred tax assets reported as long-term.

Included in Other are cash collaterals and bank deposits amounting to SEK 1,058 million (SEK 4,962 million in 2002).

NOTES TO THE FINANCIAL STATEMENTS

17	STOCKHOLDERS’ EQUITY

Capital stock 2003

Capital stock at December 31, 2003, consisted of the following:

Parent Company	Number of shares	Aggregate par value
Class A shares (par value SEK 1.00)	656,218,640	656
Class B shares (par value SEK 1.00)	15,476,040,038	15,476

	16,132,258,678	16,132

The capital stock of the Company is divided into two classes: Class A shares (par value SEK 1.00) and Class B shares (par value SEK 1.00). Both classes have the same rights of participation in the net assets and earnings of the Company. Class A shares, however, are entitled to one vote per share while Class B shares are entitled to one thousandth of one vote per share.

The total number of treasury shares at December 31, 2003, is 306,139,953 (154,360,278 in 2002) Class B shares, corresponding to a negative amount in Non-restricted equity of SEK –648 million (SEK –528 million in 2002). During 2003, 158 million shares were issued and repurchased as Treasury Stock in connection with the Stock Purchase Plan 2003.

Cumulative translation adjustments
Opening balance	–2,951
Changes in cumulative translation adjustments	–2,444

Closing balance	–5,395

Changes in cumulative translation adjustments include changes regarding recalculation of goodwill in local currency of SEK –917 million (SEK –1,515 million in 2002), net gain/loss (–) from hedging of investments in foreign subsidiaries of SEK 1,081 million (SEK 1,346 million in 2002) and SEK 0,1 million (SEK –107 million in 2002) of realized gains/losses (–), net from sold/liquidated companies.

Currency gains/losses resulting from translation of financial statements of integrated companies are included in the following items in the consolidated income statement:

	2003	2002	2001
Cost of sales	–68	–45	134
Financial income	–139	–198	28
Taxes	–4	3	9

Total	–211	–240	171

Changes in stockholders’ equity

Consolidated	Capital stock	Equity proportion reserve	Other restricted reserves	Total restricted equity	Non- restricted equity	Total
January 1, 2003	15,974	672	39,278	55,924	17,683	73,607
Stock issue	158	—	—	158	—	158
Repurchase of own stock	—	—	—	—	–158	–158
Sale of own stock	—	—	—	—	8	8
Stock purchase and stock option plans	—	—	—	—	151	151
Transfer between non-restricted and restricted reserves	—	–14	2,806	2,792	–2,792	—
Adjustment of accrued cost for stock issue 2002	—	—	—	—	3	3
Changes in cumulative translation adjustments	—	—	–2,444	–2,444	—	–2,444
Net income 2003	—	—	—	—	–10,844	–10,844

December 31, 2003	16,132	658	39,640	56,430	4,051	60,481

Of retained earnings, SEK 10 million will be appropriated to reserves not available for distribution, in accordance with the proposals of the respective companies’ boards of directors. In evaluating the consolidated financial position, it should be noted that earnings in foreign companies may be subject to taxation when transferred to Sweden and, in some instances, such transfers of earnings may be limited by currency restrictions. Consolidated unrestricted retained earnings are translated at the year-end exchange rate. Cumulative translation adjustments have been distributed among unrestricted and restricted stockholders’ equity.

NOTES TO THE FINANCIAL STATEMENTS

Consolidated	Capital stock	Equity proportion reserve	Other restricted reserves	Total restricted equity	Non- restricted equity	Total
January 1, 2002	8,066	491	29,102	37,659	30,928	68,587
Stock issue	7,908	—	21,032	28,940	—	28,940
Stock purchase plan	—	—	—	—	12	12
Sale of own stock	—	—	—	—	2	2
Transfer between non-restricted and restricted reserves	—	181	–5,935	–5,754	5,754	—
Changes in cumulative translation adjustments	—	—	–4,921	–4,921	—	–4,921
Net income 2002	—	—	—	—	–19,013	–19,013

December 31, 2002	15,974	672	39,278	55,924	17,683	73,607

Consolidated	Capital stock	Equity proportion reserve	Other restricted reserves	Total restricted equity	Non- restricted equity	Total
January 1, 2001	7,910	447	32,153	40,510	51,176	91,686
Stock issue	155	—	—	155	—	155
Repurchase of own stock	—	—	—	—	–156	–156
Conversion of debentures	1	—	10	11	—	11
Capital discount	—	—	–1	–1	—	–1
Dividends paid	—	—	—	—	–3,954	–3,954
Transfer between non-restricted and restricted reserves	—	44	–5,170	–5,126	5,126	—
Changes in cumulative translation adjustments	—	—	2,110	2,110	—	2,110
Net income 2001	—	—	—	—	–21,264	–21,264

December 31, 2001	8,066	491	29,102	37,659	30,928	68,587

Parent Company	Capital stock	Share premium reserve 1)	Revaluation reserve	Statutory reserve	Total restricted equity	Disposition reserve	Other retained earnings	Non- restricted equity	Total
January 1, 2003	15,974	24,726	20	6,741	47,461	100	14,301	14,401	61,862
Stock issue	158	—	—	—	158	—	—	—	158
Sale of own stock	—	—	—	—	—	—	8	8	8
Stock purchase and stock option plans	—	—	—	—	—	—	3	3	3
Repurchase own stock	—	—	—	—	—	—	–158	–158	–158
Adjustment of accrued costs for stock issue 2002	—	3	—	—	3	—	—	—	3
Contributions from/to (–) subsidiaries, net of taxes	—	—	—	—	—	—	–1,869	–1,869	–1,869
Net income 2003	—	—	—	—	—	—	1,250	1,250	1,250

December 31, 2003	16,132	24,729	20	6,741	47,622	100	13,535	13,635	61,257

1)	1996 and prior years’ share premium are included in Statutory reserve.

18	UNTAXED RESERVES

Parent Company	Jan. 1	Additions/ withdrawals	Dec. 31
Accumulated depreciation in excess of plan
Intangible assets	20	–3	17
Tangible assets	5	43	48

Total accumulated depreciation in excess of plan	25	40	65

Other untaxed reserves
Reserve for doubtful receivables	1,290	—	1,290
Income deferral reserve	774	—	774

Total other untaxed reserves	2,064	—	2,064

Total untaxed reserves	2,089	40	2,129

Swedish GAAP and tax regulations require a company to report certain differences between the tax basis and book value as an untaxed reserve in the balance sheet of the stand-alone financial statements. Changes to these reserves are reported as an addition to, or withdrawal from, untaxed reserves in the income statement.

Changes in other untaxed reserves in the Parent Company in 2002 consisted of the following: withdrawals from reserve for doubtful receivables, SEK 1,977 million (SEK –247 million in 2001) and withdrawal of income deferral reserve SEK 0 million (SEK 1,419 million in 2001). Deferred tax liability, not accounted for in deferred taxes, on untaxed reserves, amounts to SEK 596 million in 2003 (SEK 585 million in 2002 and SEK 1,144 million in 2001).

NOTES TO THE FINANCIAL STATEMENTS

19	PROVISIONS

Consolidated	Pensions and similar provisions	Deferred taxes	Warranty commitments	Restructuring	Customer financing	Other	Total other provisions
Opening balance	10,997	1,511	3,554	7,535	178	8,579	21,357
Additions	1,105	595	4,706	10,835	198	13,030	29,364
To cover costs incurred	–810	–479	–3,105	–9,146	–47	–7,028	–19,805
Excess amounts	—	–14	–329	–66	–21	–884	–1,314
Settlement	–3,509	—	—	—	—	—	—
Balances regarding acquired and sold companies	–3	—	–3	5	—	–3	–1
Reclassification	400	–960	40	178	–8	424	–326
Translation difference for the year	–175	–191	–127	–226	–4	–664	–1,212

Closing balance	8,005	462	4,736	9,115	296	13,454	28,063

Parent Company	Pensions and similar provisions	Restructuring	Customer financing	Other
Opening balance	1,155	63	2,228	139
Additions	111	1,748	660	287
To cover costs incurred	–63	–346	–1,457	–139
Settlement	–355	—	—	—

Closing balance	848	1,465	1,431	287

Pensions

The Ericsson Group participates in local pension plans in countries in which we operate. There are principally two types of pension plans:

•	Defined contribution plans, where the Company’s only obligation is to pay a pension premium to a fund or insurance company on behalf of the employee. No liability is recorded on the books.

•	Defined benefit plans, where the Company’s undertaking is to provide pension benefits related to services rendered and salary levels. These plans are managed in two ways:

•	by setting up a trust to manage the company’s contributions to the plan, in which case the recorded provision on the balance sheet is the net of benefit obligations and plan assets.

•	by recording of total accumulated benefits as a provision on the balance sheet with no assigned plan assets. This method is used in Sweden and subject to insurance with Försäkringsbolaget Pensionsgaranti (FPG) which is covered by Swedish law on safeguarding of pension commitments.

In the Ericsson Group, most companies have defined contribution plans and therefore no pension provisions on the books. In a dozen countries other than Sweden, the subsidiaries have defined benefit plans with trust funds, and record the net of accumulated benefit obligations and plan assets as provisions. In Sweden, the total pension benefits are a mixed solution, with some parts being defined contribution-type and others defined benefit:

•	all blue-collar employee plans and certain parts of white-collar plans, such as death and disability, are defined contribution plans. Some parts of early-retirement plans are also arranged as defined contribution plans.

•	white-collar employees’ age pension benefits are defined benefit-type plans. No trust is established and the full liability is recorded on the books with compulsory insurance coverage. The liability is calculated by a third party institution, the Pension Registration Institute (PRI), according to actuarial assumptions defined outside the company’s control. PRI also administers the pension payments to employees.

The main part of total provisions for pensions and similar benefits amounting to SEK 8,005 million, are attributable to the Swedish pension plans, of which SEK 6,175 million (SEK 9,175 million in 2002) are PRI-liability. The Parent Company’s pension liabilities include an obligation in the amount of SEK 386 million (SEK 716 million in 2002) in accordance with an agreement with PRI.

In accordance with new Swedish accounting principles, RR29, to be adopted January 1, 2004, actuarial assumptions, such as future salary levels and expected return on any plan assets among other, are required to disclose costs and net liabilities for defined benefit plans.

Ericsson will apply RR29 in year 2004 and the cumulative effect of the accounting change will be charged directly to equity.

NOTES TO THE FINANCIAL STATEMENTS

This change will increase the current pension provisions by approximately SEK 1.9 billion. The effect of this accounting change will be reported as a one-time change of equity of SEK –1.4 billion net of tax.

Deferred taxes

Deferred tax liabilities as of December 31, 2003, relate to timing differences.

Warranty commitments

Warranty provisions are made based on sales and contractual warranty periods as well as quality failure experience of products sold. We estimate that approximately SEK 3.3 billion will be utilized during 2004.

Restructuring

During 2001, two restructuring programs were implemented and expenses of SEK 15 billion were recognized. In 2003 the remaining provisions of SEK 500 million have been utilized to cover actual costs.

During 2002, further restructuring activities were implemented. The majority of the remaining restructuring provisions from 2002, SEK 7 billion have been utilized to cover costs incurred during 2003. There are still SEK 0.8 billion remaining which are foreseen to be utilized during the first half of 2004.

During 2003, additional restructuring activities were undertaken. At year-end, provisions of SEK 9.1 billion related to restructuring activities remained. We expect that SEK 5 billion will be used during 2004. The remaining provisions of SEK 4.1 billion refer mainly to unutilized real estate that will be consumed during a longer period of time.

Customer financing

Total provisions for off-balance sheet customer financing is the sum of all individual provisions for each risk. The individual provisions are based on a specific evaluation of each risk exposure.

Other

Other provisions includes amounts for risks related to patent and other litigations, estimated losses on construction-type contracts, contractual obligations and penalties. We estimate that approximately SEK 11 billion will be utilized during 2004.

20	LONG-TERM LIABILITIES

	Consolidated		Parent Company
	2003	2002	2003	2002 1)
Notes and bond loans (maturing 2005- 2010)	26,312	33,074	26,312	33,074
Liabilities to financial institutions	689	3,043	290	411
Liabilities to subsidiaries	—	—	31,911	20,395
Other	2,771	949	63	102

Total	29,772	37,066	58,576	53,982

1)	Restated for change in accounting principle regarding financial instruments (RR27).

Long-term liabilities maturing more than five years after the balance sheet date:

	Consolidated		Parent Company
	2003	2002	2003	2002
Notes and bond loans	7,775	7,422	7,775	7,422
Liabilities to financial institutions	155	186	—	—
Other	1,358	6	—	—

Total	9,288	7,614	7,775	7,422

Of the long-term loans, SEK 17,112 million (note issuances of EUR 1,566 million and GBP 226 million pursuant to our Euro Medium Term Note program) have interest rates linked to the company’s credit rating. The interest rate will increase/decrease 0.25 percent per annum for each rating notch change per rating agency (Standard & Poor’s and Moody’s). The interest rate applicable to these bond issues can not be less than the initial interest rate in the loan agreement.

NOTES TO THE FINANCIAL STATEMENTS

21	FINANCIAL INSTRUMENTS

Financial instruments carried at other than fair value

Financial instruments are either primary or derivative. Primary instruments are mainly cash and cash equivalents, receivables, customer credits, investments, payables and borrowings.

In the following table, carrying amounts and fair values of primary financial instruments that are carried in the financial statements at other than fair values are presented.

Primary financial instruments carried in the financial statements at other than fair values

	Carrying amount		Fair value
	As of Dec. 31,		As of Dec. 31,
(SEK billion)	2003	2002	2003	2002
Financial assets
Cash and cash equivalents	73.2	66.2	73.5	66.6

	73.2	66.2	73.5	66.6

Financial liabilities
Notes and bond loans	26.3	33.1	27.6	27.7
Convertible debenture	—	4.5	—	4.3
Liabilities to financial institutions (non-current)	0.7	3.0	0.7	3.1
Current maturities of long-term debt1)	7.3	6.6	7.3	6.5

	34.3	47.2	35.6	41.6

1)	Carrying amounts include notes and bond loans of SEK 5.9 billion 2003 and SEK 6.4 billion 2002.

Fair values have been calculated by discounting the expected future cash flows at prevailing interest rates. For Ericsson’s listed debt instruments (outstanding notes and bond loans) the fair values are based on market values. Market values of notes and bond loans takes into account the credit risk on Ericsson and discounted future interest payments. The Ericsson credit risk improved during 2003, which is reflected in the decreased difference between carrying amount and fair value of notes and bond loans. The fair value of notes and bond loans per December 31, 2003, is higher than the carrying amount due to the high coupon interest rate on certain notes and bond loans. The loans are carried at amortized cost as they are intended to be held to maturity. Fixed interest rates are changed to floating through interest rate swaps. The value of the interest rate swaps is included in the table “Interest rate derivative financial instruments”.

Financial instruments excluded from the table, such as trade receivables and payables, investments in non-listed equity instruments, equity participations in associated companies and pension provisions, are considered to be carried at fair value. When a market value is not readily available, and there is insignificant interest rate exposure affecting the value, the carrying value is considered to represent a reasonable estimate of the market value.

Financial risk management

For a general overview of the Company’s objectives, policies and strategies for financial risk management, please refer to the Board of Directors’ Report, Financial Risk Management and Note 1, Accounting Policies.

Ericsson classifies financial risks as:

•	foreign exchange risk

•	interest rate risk

•	market price risk in own shares and other listed equity instruments

•	credit risk

•	country risk

•	funding and liquidity risk

Foreign exchange risk

Ericsson has significant revenues, costs, assets and debt in currencies other than SEK, which result in substantial exposure to foreign exchange rate volatility. Ericsson distinguishes between three types of exposure: economic exposure, transaction exposure and translation exposure. Fluctuations in exchange rates between SEK and other currencies affect Ericsson’s earnings. It is Ericsson’s policy to reduce effects on income and volatility in earnings through a variety of hedging activities, including the use of derivative instruments.

Ericsson is exposed to exchange rate risks through value fluctuations of balance sheet items in foreign currencies. Trade receivables and payables are managed through Ericsson’s handling of transaction exposure of sales and purchases. Other exposures, such as customer finance credits and interest bearing liabilities, are hedged through offsetting of balances of assets and liabilities in foreign currencies. Residual net exposures by currency are hedged through offsetting cash positions or derivative instruments.

Economic exposure

Ericsson is dependent on the development of foreign exchange rates in relation to SEK and on economic conditions in Sweden. As of December 31, 2003, approximately 47 percent of all employees were located in Sweden, while Sweden accounted for only 5 percent of total sales in 2003. Ericsson’s exports from Sweden are normally invoiced in foreign currencies. With this substantial SEK-denominated net cost base, a gradually stronger SEK during 2003 had a negative impact on Ericsson, primarily compared to Ericsson’s competitors with costs denominated in USD.

NOTES TO THE FINANCIAL STATEMENTS

Transaction exposure

An analysis of our transaction exposures for 2003 shows the following net transaction exposures by currency:

Net transaction exposures by currency

(SEK billion)	2003
USD and related currencies	21
EUR	3
JPY	2
CNY	1

A change in the exchange rate of +/– 10 percent between SEK and USD would affect the income statement by SEK 2.1 billion before hedging effects.

Foreign exchange risk is as far as possible carried by Swedish group companies. All sales to foreign subsidiaries are made in the foreign currency. In order to limit the exposure to exchange fluctuations on future revenue or expenditure, committed and forecasted future sales and purchases in the major currencies are hedged for the coming 6–9 months. Currency swaps and forward contracts used to hedge future revenue or expenditure streams are designated as cash flow hedges.

Due to the stronger SEK, primarily vs. USD and related currencies such as SAR, in 2003 compared to 2002, Ericsson incurred net operating foreign exchange losses of approximately SEK 3.1 billion These were almost fully offset by net exchange rate gains on hedges of approximately SEK 3.0 billion. Net operating foreign exchange losses were SEK 0.1 billion and net financial foreign exchange losses were SEK 0.3 billion.

As of December 31, 2003, transaction exposures derivatives hedging had a positive market value of approximately SEK 2.6 billion net. This positive market value corresponds to losses on underlying future payments regarding sales and purchases compared to the prevailing rates when the commitments and forecasts were made. The market value of these derivatives is subject to further changes in exchange rates and SEK 3.5 billion of the SEK 2.6 billion net will affect the income statement within the next 6–9 months, when the underlying hedged transactions occur. The loss of SEK 0.9 billion is already taken to income. These derivatives represent hedges of both the income risk and the cash flow risk due to changed exchange rates.

Set out below is Ericsson’s outstanding foreign exchange derivative financial instruments by type, carrying amounts and fair values.

Foreign exchange derivative financial instruments

	Carrying amounts As of Dec 31, 2003,	Fair values As of Dec 31, 2003
(SEK billion)		Positive	Negative	Net
Type of instrument
Currency swaps	–0.6	3.1	–0.6	2.5
Other financial foreign exchange derivatives	–0.3	0.4	–0.3	0.1

	–0.9	3.5	–0.9	2.6

Translation exposure

Ericsson has many subsidiaries operating outside Sweden. The net results in foreign subsidiaries and the value of such foreign investments are exposed to exchange rate fluctuations, which affect the consolidated income statement and balance sheet when translated to SEK.

Translation exposure in foreign subsidiaries is hedged according to the following policy established by the Board of Directors:

•	Monetary net in companies translated using the temporal method, i.e. translation effects in investments affect the income statement, is estimated to be hedged to 100 percent. Foreign exchange losses were SEK 0.2 billion net, which was fully offset by hedging gains.

•	Equity in companies translated using the current method, i.e. translation effects are reported directly in stockholders’ equity in the balance sheet, is hedged up to 20 percent in selected companies. The translation differences reported in equity during 2003 were negative, SEK 2.4 billion, net of hedging gains of SEK 1.1 billion.

Interest Rate Risk

Ericsson is exposed to interest rate risk through market value fluctuations of certain balance sheet items and through changes in interest expenses and revenues. The net cash position was SEK 27.0 billion at the end of 2003, consisting of cash and cash equivalents of SEK 73.2 billion and interest bearing provisions and liabilities of SEK 46.2 billion. Outstanding customer financing credits net of provisions were SEK 4.0 billion. In managing the interest rate exposure, we use floating rate notes and derivative instruments, such as forward rate agreements, interest rate swaps and cross currency swaps.

Ericsson’s aim is to avoid risk in the form of (i) a mismatch between fixed and floating interest rates in interest bearing balance sheet items and (ii) significant fixed interest rates in Ericsson’s net cash position. To achieve this Ericsson strives towards a position where most interest rates are floating. As of December 31, 2003, 99 (94) percent of Ericsson’s interest bearing provisions and liabilities and 98 (100) percent of Ericsson’s interest bearing assets had floating interest rates.

With the current net cash position, Ericsson’s interest net and cash flow are exposed to interest rate fluctuations. A sustained change in interest rates of plus/minus 0.25 percentage points would have a plus/minus impact on the interest net of slightly less than SEK 100 million.

NOTES TO THE FINANCIAL STATEMENTS

The following table sets out the carrying amount, by maturity, of Ericsson’s interest bearing assets, provisions and liabilities that are exposed to interest rate risk. Interest on interest bearing items classified as floating rate is re-priced at intervals of less than one year. Interest on interest bearing items classified as fixed rate is fixed until maturity of the instrument.

Interest bearing assets, provisions and liabilities as of December 31, 2003

(SEK billion)	Less than 1 year	1 - 5 years	More than 5 years		Total
Interest bearing assets - fixed rate
Cash and cash equivalents1)	1.3	—	—		1.3

	1.3	—	—		1.3

Interest bearing assets - floating rate
Cash and cash equivalents1)	71.9	—	—		71.9
Short-term customer financing	2.6	—	—		2.6
Loans to associated companies	0.2	—	—		0.2
Long-term customer financing	—	6.2	1.8		8.0

	74.7	6.2	1.8		82.7

Total interest bearing assets					84.0

Interest bearing provisions and liabilities - fixed rate
Liabilities to financial institutions (non-current)	—	0.2	—		0.2

	—	0.2	—		0.2

Interest bearing provisions and liabilities - floating rate
Notes and bond loans2)	—	18.5	7.8		26.3
Liabilities to financial Institutions and capital leases (non-current)	—	0.7	1.5		2.2
Current maturities of long-term debt3)	7.3	—	—		7.3
Liabilities to financial institutions (current)	2.2	—	—		2.2
Pensions and similar provisions	—	—	8.0	4)	8.0

	9.5	19.2	17.3		46.0

Total interest bearing provisions and liabilities					46.2

1)	All instruments used for liquidity management are included regardless of maturity.

2)	Note and bond loans are mainly issued at fixed rate, for such bonds Ericsson uses interest rate swaps to pay floating rate.

3)	Including notes and bond loans of SEK 5.9 billion.

4)	After the one-time payment of SEK 3.5 billion to a Swedish pension management company the majority of pension liabilities have a maturity of more than 5 years.

The table below shows fair values and carrying amounts of outstanding interest rate derivatives by type.

Interest rate derivative financial instruments

	Carrying amounts As of Dec 31, 2003	Fair values As of Dec 31, 2003
(SEK billion)		Positive	Negative	Net
Interest rate derivates
Interest rate swaps	0.8	2.4	–0.1	2.2
Cross currency interest rate swaps	0.1	0.1	—	0.1
Other financial interest rate derivatives	—	0.1	–0.1	0.1

	0.9	2.6	–0.2	2.4

Market price risk in own shares and other listed equity instruments

Risk related to our share price

Ericsson is exposed to the development of its own share price through stock option and stock purchase plans for employees. The obligation to deliver shares under these plans is covered by holding Ericsson Class B shares in treasury and warrants for issuance of new Ericsson Class B shares. An increase in the share price will result in social security charges, which represents a risk to both income and cash flow. The income statement exposure in one of the option programs is hedged through the purchase of call options. The cash flow exposure is fully hedged through the holding of Ericsson Class B shares in treasury to be sold to generate funds to cover social security payments, and through the purchase of call options on Ericsson Class B shares.

Risk related to the prices of listed equity instruments

Through investments in equity instruments of listed companies Ericsson is exposed to market value fluctuations of such instruments. Such investments, however, constitute a very limited part of Ericsson’s financial assets and the exposure is therefore not hedged.

Credit risk

Credit risk is divided into three categories: credit risk in trade receivables, customer finance risk and financial credit risk.

Credit risk in trade receivables

Trade receivables amount to SEK 31.9 billion. Provisions for expected losses are regularly assessed and amounted to SEK 2.1 billion as of December 31, 2003. Ericsson’s credit losses have, however, historically been low. The amounts of trade receivables follow closely the distribution of Ericsson’s sales and do not include any major concentrations of credit risk by customer or by geography.

Customer finance risk

As of December 31, 2003, Ericsson’s total outstanding exposure relating to customer finance credits was SEK 12.3 (21.8) billion as per table below. As of that date, Ericsson also had unutilized commitments of SEK 6.1 billion. The outstanding customer

NOTES TO THE FINANCIAL STATEMENTS

loans and financial guarantees relate to infrastructure projects in different geographic markets and to a large number of customers. As of December 31, 2003, of a total of 146 customer loans originated by or guaranteed by Ericsson, the six largest customer finance arrangements represented 53 percent of the total credit exposure. Security arrangements for customer credits normally include pledge of equipment, pledge of certain of the borrowers assets and, as the case may be, pledge of shares in the operating company.

The table below summarizes Ericsson’s outstanding customer finance credits as of December 31, 2001, 2002, and 2003.

Outstanding customer finance credits

	As of December 31,
(SEK billion)	2003	2002	2001
On-balance sheet credits1)	10.6	21.1	18.7
Off-balance sheet credits	2.0	1.5	12.8

Total credits	12.6	22.6	31.5
Less third-party risk coverage	–0.3	–0.8	–4.7

Ericsson’s exposure	12.3	21.8	26.8
On-balance sheet credits, net book value	4.0	14.0	14.8

1)	The reduction of on-balance sheet credits during 2003 of SEK 10.5 billion is mainly the result of credit sale activities. During 2003, a selection of on-balance credits were made for the purpose of selling these assets to third parties. Each sale was made by assignment and transfer of the assets to the purchasing banks. After closure of each individual sale, all rights and obligations of Ericsson as creditor under the credit facility were terminated and assumed by the purchaser.

Of Ericsson’s total outstanding customer finance credit exposure as of December 31, 2003, 57 percent related to Latin America, 36 percent to Europe, Middle East & Africa, 4 percent to North America and 3 percent to Asia Pacific.

As of December 31, 2003, 14 percent of Ericsson’s total outstanding customer finance was in respect of 3G networks and the remainder was in respect of 2G and 2.5G networks.

The net effect of risk provisions and credit losses for customer financing affecting operating expenses amounted to SEK 1.1 billion in 2003, SEK 3.1 billion in 2002 and SEK 2.5 billion in 2001. In 2003, 2002 and 2001, Ericsson incurred credit losses of SEK 1.8 billion, SEK 1.7 billion and SEK 1.3 billion respectively.

The following table sets forth Ericsson’s unutilized commitments to provide customer finance as of the dates indicated.

Unutilized commitments to provide customer finance

		As of December 31,
(SEK billion)		2003	2002	2001
Finance commitments		6.1	14.0	31.2

(SEK billion)	Less than 1 year	1-3 years	4 years and more	Total
Finance commitments 1)	1.7	4.4	0.0	6.1

1)	Financing commitments refer to credit arrangements with Ericsson or a third-party as lender.

As of December 31, 2003, 93 percent of Ericsson’s total committed customer finance was in respect of 3G networks and the remainder was in respect of 2G and 2.5G networks.

Financial Credit Risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their obligations. Ericsson mitigates these risks by investing excess liquidity primarily in commercial papers, treasury bills and floating rate notes with short-term ratings of at least A-2/P-2 and long-term ratings of at least A/A2 and in liquidity funds holding a rating of at least single A. According to Ericsson’s policy, all derivative transactions require netting agreements, i.e. ISDA Master agreements, with all counterparts to reduce the credit risk. No credit losses were incurred during 2003 on external investments.

Cash and cash equivalents

	As of December 31,
(SEK billion)	2003	2002
Type of security
Parent Company
Treasury bills	12.1	23.9
Cash and bank deposits	4.1	5.7
Commercial papers	27.7	14.5
Floating rate notes	5.8	5.3
Mortgage commercial papers	4.7	1.2
Corporate bonds	2.8	1.4
Treasury bonds	0.1	1.5
Liquidity funds	8.4	5.8
Mortgage bonds	2.7	—

Total Parent Company	68.4	59.3

Other Group companies (mainly cash and bank deposits)	4.8	6.9

Total	73.2	66.2

Country risk

Country risk is defined as the Swedish companies’ total risk related to activities in foreign countries plus lending from group companies outside Sweden. Items included are internal and external trade receivables, project financing, letters of guarantees, lending to and from the internal bank and equity in subsidiaries. The total country risk measures the immediate effect on Ericsson’s income statement should certain countries expropriate Ericsson’s assets. The Board has established risk limits for exposure to political risk. The country risk mandate is based on The Swedish Export Credits Guarantee Board’s (EKN) general risk classification and limits are in place for each rating category (low, medium and high). The country risk is calculated on a gross basis and cannot be compared with consolidated balance sheet items.

NOTES TO THE FINANCIAL STATEMENTS

Total risk by rating and geographical market area

	As of December 31,
(SEK billion and percent)	2003	2002
Type of risk class
Low (EKN class 0-2)	39	61
Medium (EKN class 3-4)	11	14
High (EKN class 5-7)	13	22

Total risk1)	63	97

Geographical area
Europe, Middle East & Africa	44%	49%
North America	22%	16%
Latin America	22%	22%
Asia Pacific	12%	13%

Total	100%	100%

1)	The total country risk is reduced by USD 100 million to reflect Ericsson’s political risk insurance.

Tax, currency and other legal and economic restrictions in certain countries may represent cash flow risks, affecting Ericsson’s ability to transfer dividends within the group and to provide equity to subsidiaries. However, the impact of such restrictions is currently very limited. As per December 31, 2003, Ericsson had less than SEK 1 billion in non-restricted equity in countries with transfer restrictions.

Funding and liquidity risk

Ericsson finances its operations externally primarily by borrowing directly in the Swedish and international bank and debt capital markets.

Ericsson’s aggregated outstanding interest bearing provisions and liabilities were SEK 46.2 billion as of December 31, 2003. Long-term interest bearing debt was SEK 36.7 billion, comprising of long-term debt of SEK 28.7 billion and provisions for pensions and similar commitments of SEK 8.0 billion. Current maturities of long-term debt was SEK 7.3 billion. Long-term debt, including current maturities of long-term debt, was SEK 36.0 billion with an average maturity of 3.5 years. Long-term debt consisted mainly of borrowings under the Euro Medium Term Note program. Short-term interest bearing liabilities were SEK 2.2 billion with an average maturity of 0.3 years. Short-term borrowing consisted primarily of bank overdrafts, bank loans and other short-term financial loans. Ericsson has unused short-term credit facilities of SEK 0.2 billion, of which the Parent Company had SEK 0.1 billion.

The Parent Company has an USD 5.0 billion Euro Medium Term Note program of which USD 3.5 billion was utilized at December 31, 2003. Issuances under this program are denominated in EUR, USD, SEK and GBP and have an average maturity of 3.3 years. In November 2003, a nominal amount of EUR 434 million of the outstanding 2006 EUR 2 billion bond loan was exchanged for a nominal amount of EUR 471 million of notes maturing 2010, callable after 4 years.

Debt maturity profile as of December 31, 2003

The rating downgrade during 2003 caused an estimated increase in funding costs of approximately SEK 43 million per year relating to two issuances of notes of EUR 1.6 billion and GBP 226 million (SEK 17.1 billion in total) under the program.

The Parent Company has two long-term committed credit facilities in the principal amount of USD 1 billion and USD 0.6 billion, all of which was available at December 31, 2003.

The USD 0.6 billion facility has interest rates linked to our credit rating as well as certain financial covenants, which Ericsson needs to comply with in order to draw-down funds under the facility. Pursuant to these covenants, prior to any draw-down before June 30, 2004, Ericsson’s Net Debt may not exceed USD 4.5 billion and its Payment Readiness must be at least USD 3.0 billion. These conditions will then be replaced by a requirement for Net Debt to 12 months Adjusted EBITDA not to exceed 3 to 1. As of December 31, 2003, our Net Debt to Adjusted EBITDA was less than 0, due to a negative Net Debt position.

On September 30, 2003, the Parent Company entered into a new USD1 billion long-term committed credit facility agreement that will become available as the existing USD1 billion facility matures in 2004. The new facility is subject to certain financial covenants and availability tests, which Ericsson needs to comply with prior to any draw-down and under certain circumstances the facility also requires security to be offered as a condition to draw-down. According to the availability test, Ericsson is required to comply with a certain level of EBITDA. Pursuant to the financial covenants Ericsson’s net debt must not exceed certain multiples of EBITDA and Ericsson’s EBITDA must not exceed its net interest expenses a certain number of times. The levels are set based on a certain business plan, substantially below present financial performance, and vary over time.

Historically, Ericsson has relied on its commercial paper programs in the Swedish, European and US markets to satisfy short-term liquidity needs. In December the US commercial paper program was closed down. However, Ericsson is currently unable to utilize under these programs due to its short-term credit rating. Ericsson will gain access to the commercial paper

NOTES TO THE FINANCIAL STATEMENTS

markets once the short-term rating reaches investment grade. As of December 31, 2003, the Parent Company had a Swedish commercial paper program (SEK 5.0 billion) and a Euro commercial paper program (USD 1.5 billion). These programs were unutilized. Currently and in the near term Ericsson expects that its current cash position will satisfy short-term liquidity requirements.

We maintain sufficient liquidity through centralized cash management, investments in highly liquid fixed income securities, and by having sufficient committed and uncommitted credit lines in place for potential funding needs.

We define cash and cash equivalents as cash and short-term investments in highly rated and liquid fixed income securities that can be swiftly realized without material price impact. During 2003, liquidity increased by SEK 7.0 billion to SEK 73.2 billion, and net liquidity, after deduction of short-term interest bearing financial liabilities, increased by SEK 11.8 billion to SEK 63.7 billion, mainly due to release of working capital.

Payment readiness is an internal measure, defined as cash and short-term investments less short-term borrowing and current maturities of long-term debt plus long-term unused committed credit facilities expressed as a percentage of annualized net sales. As of December 31, 2003, payment readiness had increased to SEK 75.3 billion, corresponding to 64 percent of net sales, compared to SEK 66.3 billion as of December 31, 2003, corresponding to 46 percent of net sales in 2002.

Ericsson’s policy stipulates that the greater part of borrowings should be long-term.

After the downgrade by Moody’s in February 2003, Ericsson’s long-term credit rating is currently B1 (Moody’s) and BB (Standard & Poor’s), both with negative outlook. These ratings are below investment grade.

If Ericsson’s credit rating would further deteriorate, Ericsson would incur additional interest expenses. A downgrade from current rating to B2 by Moody’s or BB– by Standard & Poor’s would have an aggregate impact on Ericsson’s annual funding costs of SEK 43 million solely in respect of notes outstanding under the Euro Medium Term Note program. As of December 31, 2003, no outstanding debt was subject to financial covenants.

22	OTHER CURRENT LIABILITIES

	Consolidated		Parent Company
	2003	2002	2003 1)	2002 1)
Liabilities to associated companies	5	444	6	—
Accrued interest	1,302	1,597	1,198	1,464
Accrued expenses2)	20,336	24,008	470	971
Prepaid revenues	1,377	1,833	290	427
Other short-term liabilities	7,088	5,654	8,084	5,065

Total	30,108	33,536	10,048	7,927

1)	Other short-term liabilities for the Parent company include liabilities to subsidiaries of SEK 7,071 million (SEK 4,465 million in 2002).

2)	A large part of accrued expenses are employee related.

23	ASSETS PLEDGED AS COLLATERAL

	Consolidated		Parent Company
	2003	2002	2003	2002
Real estate mortgages	49	—	—	—
Chattel mortgages	6,960	—	460	—
Bank deposits	1,014	2,800	238	1,918

Total	8,023	2,800	698	1,918

The Chattel mortgages of SEK 6,960 million (SEK 0 in 2002) are collateral for Swedish Ericsson companies’ pension commitments. The main items in Bank deposits are collaterals in conjunction with legal disputes of approximately SEK 400 million and collateral for subsidiary financing of approximately SEK 300 million. In 2002 the bank deposits consisted mainly of a Parent Company collateral of SEK 1,500 million for Swedish Ericsson companies pension commitments.

Of the Parent Company’s assets pledged as collateral, the Chattel mortgage amounting to SEK 460 million (SEK 0 in 2002) is collateral for pension commitments. The major items in Bank deposits are collateral of SEK 213 million (SEK 280 million in 2002) for the internal bank’s (Ericsson Treasury Services Aktiebolag) clearing and settlement commitments.

24	CONTINGENT LIABILITIES

	Consolidated		Parent Company
	2003	2002	2003	2002
Guarantees for customer financing	1,667	1,339	1,524	3,467
Other contingent liabilities	1,024	1,777	8,993	13,120

Total	2,691	3,116	10,517	16,587

Guarantees for customer financing relate to such arrangements, where Ericsson is the guarantor for customers’ payment obligations under credit facilities. A lender under these credit facilities is normally a bank, which thus is the beneficiary of the Ericsson guarantee, covering the entire or part of the outstanding principal amount and accrued interest. The guarantees for customer finance are shown above at their net value (i.e. after provisions). Of other contingent liabilities assumed by Ericsson, consolidated SEK 544 million in 2003 (SEK 635 million in 2002) are related to guarantees for performance provided to certain customers and SEK 212 million in 2003 (SEK 830 million in 2002) to guarantees for loans to other companies.

Of other contingent liabilities assumed by the Parent Company, SEK 8,836 million in 2003 (SEK 12,521 million in 2002) are related to subsidiaries and eliminated in consolidated accounts. The largest guarantees are for Swedish subsidiaries’ pension commitments, SEK 5,840 million in 2003 (SEK 8,242 million in 2002), and subsidiaries’ borrowing from financial institutions, SEK 1,372 million in 2003 (SEK 1,883 million in 2002). Other contingent liabilities also include Parent Company guarantees for subsidiaries’ performance (bid bonds, performance bonds and other similar instruments) provided to certain customers and guarantees for loans to other companies.

It is unlikely that Ericsson will need to make future payments of substantial amounts under the guarantees.

NOTES TO THE FINANCIAL STATEMENTS

In accordance with standard industry practice, Ericsson enters into bid and performance bonds related to long-term contracts for the supply of telecommunications equipment and services. Potential payments due under these bonds are related to Ericsson performance under applicable contracts. Ericsson has not had to make any significant payments under these types of bonds in the past and currently do not anticipate to be required to make material payments under the bonds outstanding. Total amounts committed under contractual guarantees and performance bonds were SEK 22,230 million in 2003, of which SEK 544 million are reported under consolidated other contingent liabilities and SEK 1,416 million under the Parent Company’s other contingent liabilities. Contractual guarantees and performance bonds are issued either through banks or other financial institutions or directly from Ericsson. Only guarantees and performance bonds issued directly by Ericsson to third parties are included among contingent liabilities.

25	STATEMENT OF CASH FLOWS

Consolidated

Interest paid in 2003 was SEK 3,301 million (SEK 3,342 million in 2002, SEK 3,822 million in 2001) and interest received was SEK 4,069 million (SEK 1,833 million in 2002, SEK 3,659 million in 2001). Income taxes paid were SEK 338 million (SEK 2,892 million in 2002, SEK 4,873 million in 2001).

Included in Other non-cash items under “Adjustments to reconcile net income to cash” are undistributed earnings of associated companies and joint ventures and minority interest in net income.

Transactions under “Cash flow from operating activities” not reported separately are current year’s settlements of pension liabilities with a negative cash flow effect of SEK –3,509 million. The remaining net increase in pension liabilities is a non-cash transaction with a positive effect of SEK 517 million (SEK 893 million in 2002, SEK 786 million in 2001). For more information regarding the disposition of cash and cash equivalents, see Note 21 – Financial Instruments.

Acquisitions/sales of shares and other investments

Consolidated	2003
Purchase price for acquired subsidiaries	—
Other acquisitions/capital contributions	–1,432
Sales	614

Acquisitions/sales, net	–818

The purchase consideration in cash or cash equivalent for other acquisition was SEK 1,432 million, of which the major item was a shareholders’ contribution to Sony Ericsson Mobile Communications of SEK 1,384 million.

Of the consideration received for disposals SEK 594 million were in the form of cash or cash equivalents. The cash or cash equivalents in the balance sheets of sold subsidiaries were SEK 4 million.

Consolidated	Sold subsidiaries
Tangible assets	107
Other fixed assets	36
Current assets	114
Cash	4

Total assets	261

Pensions and other provisions	9
Long-term liabilities	79
Current liabilities	50

Total liabilities	138

Parent Company

Interest paid in 2003 was SEK 4,306 million (SEK 4,286 million in 2002, SEK 3,323 million in 2001) and interest received was SEK 5,802 million (SEK 4,868 million in 2002, SEK 5,487 million in 2001). Income taxes paid were SEK 19 million (SEK 44 million in 2002, SEK 93 million in 2001).

Major non-cash items in Investments are:

Acquisitions/sales of other investments, net, in 2003 of SEK 8,977 million (SEK 8,104 million in 2002, SEK 21,603 million in 2001).

26	LEASING

Leasing obligations

Assets under financial leases, recorded as tangible assets, consist of:

Financial leases	2003	2002
Acquisition costs
Land and buildings	1,687	—
Machinery	—	—
Other equipment	1	2

	1,688	2

Accumulated depreciation/write-downs
Buildings and land	–500	—
Machinery	—	—
Other equipment	—	–1

	–500	–1

Net carrying value	1,188	1

Due to reassessments of the nature of leases, according to the present interpretation of Swedish GAAP/IFRS, financial leases of SEK 1,687 million have been reflected in the balance sheet as tangible assets and long-term liabilities.

NOTES TO THE FINANCIAL STATEMENTS

At December 31, 2003, future minimum lease payment obligations for leases were distributed as follows:

Consolidated	Financial leases	Operating leases
2004	206	2,748
2005	188	2,116
2006	177	1,795
2007	175	1,605
2008	175	1,357
2009 and later	1,791	4,880

	2,712	14,501

Future finance charges 1)	–999	—

Present value of finance lease liabilities	1,713	14,501

1)	Effective interest rate on lease payables is 6.00 percent.

Expenses in 2003 for leasing of assets were SEK 3,454 million (SEK 3,986 million in 2002 and SEK 3,406 million in 2001), of which variable expenses were SEK 3 million (SEK 6 million in 2002 and SEK 203 million in 2001).

Most of the Company’s lease agreements contain no contingent payables. In the few cases they occur it relates to payables for heating, linked to the oil price index. Most of the leases of facilities contain terms of renewal giving the right to prolong the agreement in question for a predefined period of time. All of the financial leases of facilities contain purchase options. Only a very limited number of the Company’s lease agreements contain restrictions on stockholders’ equity or other means of finance, the major agreement contains a restriction stating that the Parent Company must maintain a stockholders’ equity of at least SEK 25 billion.

The Company sold certain assets relating to test plant equipment for software testing in Sweden and the United States for SEK 7,897 million in December 2001. The assets were leased back from the purchaser over a period of one year. This transaction was accounted for as a financial (capital) lease in the consolidated accounts, and no capital gain was reported. The entity owning these assets was acquired in 2002, by the Parent Company, and this capital lease was no longer reported in the consolidated accounts, as it became internal.

During 2003 the assets were sold to a subsidiary and are therefore no longer included in the Parent Company’s financial statements.

At December 31, 2003, future payment obligations for leases for the Parent Company were distributed as follows:

Parent Company	Financial leases	Operating leases
2004	—	1,723
2005	—	1,453
2006	—	1,264
2007	—	1,165
2008	—	969
2009 and later	—	3,306

	—	9,880

Leasing income

Leasing income mainly relate to income from sublease of property. Some consolidated companies also lease equipment, mainly telephone exchanges, to customers. These leasing contracts vary in length from 1 to 8 years.

At December 31, 2003, future minimum payment receivables are distributed as follows:

Consolidated	Sales-type and Financial leases		Operating leases
2004	74		183
2005	44		121
2006	10		93
2007	—		73
2008	—		64
2009 and later	—		135

	128		669

Unearned financial income1)	–10		—
Unguaranteed residual value	43		—

Net investments in financial leases	161	2)	669

1)	Effective interest rate on lease receivables is 5.66%.

2)	Equipment leased to customers reflected on the balance sheet as customer financing.

Leasing income in 2003 was SEK 214 million (SEK 50 million in 2002 and SEK 20 million in 2001).

Parent Company	Sales-type and Financial leases	Operating leases
2004	—	118
2005	—	68
2006	—	55
2007	—	55
2008	—	50
2009 and later	—	101

	—	447

The Parent Company’s operating lease income is mainly income from sublease of property.

27	TAX ASSESSMENT VALUES IN SWEDEN

	Consolidated		Parent Company
	2003	2002	2003	2002
Land and land improvements	70	24	7	24
Buildings	247	—	—	—

Total	317	24	7	24

NOTES TO THE FINANCIAL STATEMENTS

28	SPECIAL INFORMATION REGARDING THE PARENT COMPANY

Sales of the Parent Company in 2003 were SEK 1,645 million (SEK 2,017 million in 2002). Exports accounted for 100 percent in 2003 and 2002. No consolidated companies were customers of the Parent Company’s sales in 2003 or 2002, while 54 percent (66 percent in 2002) of the Company’s total purchases of goods and services were from such companies.

The Parent Company has guaranteed up to SEK 0.1 million for loans obtained by employees.

29	INFORMATION REGARDING EMPLOYEES, MEMBERS OF THE BOARD OF DIRECTORS AND MANAGEMENT

Average number of employees

Consolidated	Men	Women	2003 Total	Men	Women	2002 Total
Europe1), Middle
East and Africa	31,782	10,695	42,477	37,968	13,380	51,348
North America	3,855	1,370	5,225	5,766	2,223	7,989
Latin America	2,128	522	2,650	3,338	913	4,251
Asia Pacific	4,514	2,316	6,830	6,873	2,959	9,832

Total	42,279	14,903	57,182	53,945	19,475	73,420

1) Of which Sweden	19,182	7,057	26,239	22,200	8,747	30,947
1) Of which EU	28,780	9,759	38,539	33,627	11,997	45,625

Parent Company	Men	Women	2003 Total	Men	Women	2002 Total
Europe1), Middle
East and Africa	956	284	1,240	1,127	420	1,547
Latin America	18	6	24	16	4	20

Total	974	290	1,264	1,143	424	1,567

1) Of which Sweden	259	251	510	353	368	721
1) Of which EU	259	251	510	353	368	721

Within the group of the 150 most senior executives the distribution between females and males is 14 percent and 86 percent respectively.

Number of employees, consolidated

	As per December 31,
Employees by region	2003	2002	2001
Europe1), Middle East and Africa	38,379	47,700	60,743
North America	4,460	6,328	8,929
Latin America	2,276	2,822	5,333
Asia Pacific	6,468	7,771	10,193

Total	51,583	64,621	85,198

1) Of which Sweden	24,408	30,241	37,328
1) Of which EU	35,671	44,467	56,427

	As per December 31,
Employees per segment	2003	2002	2001
Systems	45,176	51,390	68,525
Phones	—	—	—
Other operations	6,110	12,846	16,286
Unallocated	297	385	387

Total	51,583	64,621	85,198

The majority of our employees in Sweden belong to the following trade unions: Sif (the Swedish Union of Salaried Employees), the Swedish Association of Graduate Engineers, the Swedish Union of Industrial Supervisors and the Swedish Metal Worker’s Union. Many of our employees located outside Sweden, in particular those located in other European countries, also belong to trade unions. Central and industry-wide agreements on wages and salaries in Sweden will be renegotiated in March 2004. Ericsson believes that our relations with these unions and our employees in general are good.

Absence due to illness

Parent Company

(percent of working hours)	2003-07-01 through 2003-12-31
Absence due to illness for men	1%
Absence due to illness for women	2%
Employees up to 30 years old	0%
Employees 30-49 years old	1%
Employees 50 years or older	3%

Total absence due to illness	2%
Of which long-term absence due to illness1)	29%

1)	Defined as absence during a consecutive period of time of 60 days or more.

Remuneration

Wages and salaries and social security expenses

	Consolidated		Parent Company
	2003	2002	2003	2002
Wages and salaries	24,829	33,650	769	825
Social security expenses	11,435	13,221	656	569
Of which pension costs	967	4,133	521	451

Wages and salaries per geographical area

	Consolidated		Parent Company
	2003	2002	2003	2002
Europe1), Middle East and Africa	18,176	22,979	757	814
North America2)	3,718	6,100	—	—
Latin America	861	1,571	12	11
Asia Pacific	2,074	3,000	—	—

Total	24,829	33,650	769	825

1) Of which Sweden	11,206	13,327	533	516
1) Of which EU	16,913	20,539	533	516
2) Of which United States	2,702	4,970	—	—

Remuneration in foreign currency has been translated to SEK at average exchange rates for the year.

NOTES TO THE FINANCIAL STATEMENTS

Ericsson’s Remuneration Committee

The Board of Directors appoints from its’ members a Remuneration Committee each year. During 2003, the following Board members served on the committee: Peter Sutherland (Chairman), Lena Torell, Michael Treschow and Per Lindh.

The Remuneration Committee’s area of responsibility includes to review and prepare for resolution by the Board, strategies and general guidelines for compensation of employees, including incentive plans and retirement compensation, as well as specific proposals for salary, other remuneration and retirement compensation to the President and CEO, Executive Vice Presidents and other officers reporting directly to the President. This applied also to other officers reporting to the Chief Operating Officer until April 8, 2003, when this position ceased.

The Remuneration Committee schedules at least three regular meetings a year. During 2003, the Remuneration Committee held 8 meetings.

At the end of the year, the committee reviews salary survey data to approve any increase of base pay for the following year for executives. Increases, if any, are effective from the following January. The Remuneration Committee also prepares for resolution by the Board the short-term incentive targets for the following year.

In the beginning of the year, the committee approves any short-term incentive payments to be made from the previous year’s plan and prepares for resolution by the Board any long-term incentive plan prior to being presented at a meeting of shareholders.

In the middle of the year the committee meets for a strategic compensation review with representatives of the Company. They consider trends in compensation, legislative changes, disclosure rules and the general global environment surrounding executive pay. The outcome is to agree on the direction Ericsson will follow so that program designs and pay policies all align with the business situation.

Throughout Ericsson all remuneration decisions must comply with Ericsson’s compensation policies and must be formally approved by the next manager to the employee’s manager.

Compensation policies and Remuneration to Member of the Board of Directors, the President and CEO and the Group Management

This note to the financial statements covers information about the remuneration for the Board of Directors, the President and CEO and the Group Management and as required by applicable laws, rules and recommendations.

Members of the Board of Directors

(SEK)	Gender	Board member fee		Committee fee	Employee representative	Total
Board member
Michael Treschow	male	10,750,000	1)	200,000	—	10,950,000
Arne Mårtensson	male	500,000		100,000	—	600,000
Marcus Wallenberg	male	500,000		100,000	—	600,000
Lena Torell	female	500,000		100,000	—	600,000
Peter Sutherland	male	500,000		100,000	—	600,000
Peter L. Bonfield	male	500,000		200,000	—	700,000
Sverker Martin-Löf	male	500,000		300,000	—	800,000
Eckhard Pfeiffer	male	500,000		200,000	—	700,000
Carl-Henric Svanberg	male	—		—	—	—
Göran Engström	male	—		400	8,000	8,400
Jan Hedlund	male	—		800	8,000	8,800
Per Lindh	male	—		200	7,000	7,200
Monica Bergström	female	—		—	8,000	8,000
Christer Binning	male	—		—	3,000	3,000
Arne Löfving	male	—		—	6,000	6,000
Åke Sven-marck	male	—		200	8,000	8,200

Total		14,250,000		1,301,600	48,000	15,599,600

Social security fees						5,147,868

Total						20,747,468

Comments to the table

•	The Chairman of the Board received a Board fee of SEK 2,500,0001). In addition, the Annual General Meeting 2003 decided to award the Chairman an extra Board fee of SEK 5,500,000 for each of the years 2002 and 2003. However for the year 2003, 50 percent of the extra Board fee was waived by the Chairman and of extra Board fee, in the aggregate SEK 8,250,0001), was paid 2003. The Chairman also received SEK 100,000 for each Board committee he was serving on.

•	The other Directors appointed by the Annual General Meeting received a fee of SEK 500,000 each. In addition, each Director serving on a Board committee has received a

NOTES TO THE FINANCIAL STATEMENTS

fee of SEK 100,000 for each committee. However, the Chairman of the Audit Committee received a fee of SEK 200,000 and the other two members of the Audit Committee received a fee of SEK 300,000 each.

•	Members of the Board, who are not employees of the Company, have not received any compensation other than the fees paid for Board duties.

•	Members and Deputy Members of the Board who are Ericsson employees received no remuneration or benefits other than their entitlements as employees. However, a fee of SEK 1,000 per attended meeting was paid to each employee representative on the Board. Further, employee representatives being also members of a committee of the Board received a fee of SEK 100 for each committee meeting.

The President and CEO and the Group Management

Salary and benefits (SEK)	The President	The Group Management	Total
Fixed salary	8,756,163	47,519,034	56,275,197
Variable pay earned 2002 to be paid 2003	—	—	—
Other benefits	36,160	4,920,608	4,956,768

Total received	8,792,323	52,439,642	61,231,965

Provisions for variable pay earned 2003 to be paid 2004	9,600,000	30,146,471	39,746,471

Pensions and social security fees (SEK)	The President	The Group Management	Total
Pension premiums	4,532,000	16,735,333	21,267,333
Provisions for benefit based old age pension	—	9,543,000	9,543,000
Social security fees	3,974,796	21,207,755	25,182,551

Total pension and social security fees	8,506,796	47,486,088	55,992,884

The former President and CEO

Salary and benefits (SEK)
Fixed salary	14,964,526
Variable pay earned 2002 to be paid 2003	—
Other benefits	1,087,243

Total received	16,051,769

Provision for variable pay earned 2003 to be paid 2004	7,760,919

Pensions and social security fees (SEK)	The former President
Provision for benefit based old age pension	33,287,000
Social security fees	1,266,513

Total pension provisions and social security fees	34,553,513

Comments to the tables

•	The Group Management included the following persons: Per-Arne Sandström, Karl-Henrik Sundström, Carl Olof Blomqvist, Marita Hellberg, Torbjörn Nilsson, Bert Nordberg, Henry Sténson, Per Tjernberg, Ragnar Bäck, Mats Dahlin, Gerhard Weise, Håkan Eriksson, Mats Granryd, Kurt Jofs, Björn Olsson and Hans Vestberg. Previously during the year the Group Management also included Sten Fornell (until April 8, 2003), Britt Reigo (until July 31, 2003) and Jan Uddenfeldt (until April 14, 2003) who are all included in the table above.

•	No variable pay was earned for 2002 and as a consequence there were no payouts during 2003.

•	The former President and CEO, Kurt Hellström, left his position on April 8, 2003, but remained employed until December 31, 2003, when he retired. Up to April 8, he received a fixed salary of SEK 3,857,494 and other benefits of SEK 250,590, included in the table above.

•	As no component of other benefits was significant, these are not reported separately.

•	The pension cost for defined benefit plans has been calculated according to IAS19.

•	For the President and CEO, the above pension premium includes a fee of SEK 4,268,000, corresponding to 35 percent of his pensionable salary, for a premium based old age pension and a fee of SEK 264,000 for the ITP plan.

•	In addition, the Company has commitments to the President and CEO and the Group Management for benefit based temporary disability and survival’s pensions until retirement age. The Company’s commitments per December 31, 2003, under IAS19 amounted to SEK 4,617,000 for the President and CEO and SEK 5,809,000 for the Group Management. These commitments are accounted for as pension provisions and in the future the costs for the Company will only be related to any changes of the commitments.

NOTES TO THE FINANCIAL STATEMENTS

Notice and severance pay

For the President and CEO and the Group Management the following applies.

The mutual notice period is 6 months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months fixed salary is paid. Notice of termination given by the employee due to significant structural changes or other events occurred that, in a determining manner, affect the content of work or the condition for the position, is equated with notice of termination served by the company. The severance pay is reduced by 50 percent of the salary or corresponding compensation which the employee would be entitled to from another employer or from own or other business during the period severance is paid from Ericsson.

Compensation overview

The compensation environment continues to change and Ericsson adapts accordingly. During 2003 we revised our major compensation principles and practices. Most remain unchanged but Ericsson, like all companies must rely on the support of all its stakeholders to succeed. Consequently we follow closely the continuing public debate on executive compensation around the world. Our total pay levels remain well below international standards and we have a reliable record in governance and the alignment of pay to the quality of results. Nevertheless, despite delivering the promised turn-around during the year we have for 2004 reduced the proportion of variable compensation in the total pay mix from a maximum of 80 percent to 60 percent of the fixed salary. This change was compensated by an increase of 5 percent of the fixed salary. We feel that the adjusted level of variable compensation better reflects the views of all our stakeholders without compromising our ability to deliver results and retain staff.

Fixed salary

We continue to maintain our policy of tracking fixed pay for executives around the median of the general industry of their respective home country. The competitive level is set using comparative salary survey data from several recognized independent consultants. Salaries are compared on a job-to-job basis and also using a recognized points factor job evaluation system.

Increases for executives are mainly based on movements in this market data and the performance of the individual.

Variable pay

We believe that a part of executive remuneration should be performance based. Our policy is that together with median fixed pay, the variable part should be designed to achieve upper quartile total pay, compared to the general industry of the respective home country.

In 2003, the variable target level for the Group Management, including the President and CEO, was 40 percent of the fixed salary but actual payment could range from 0 to 80 percent. In contrast to 2002, when no payout was made, 2003 was the year when we delivered on our promises to return to profit before restructuring costs and positive cash flow – the main performance targets for the year for all executives.

Consequently on these targets the maximum level was achieved. Since some executives also had subsidiary unit targets – which have not reached the maximum – a maximum payout will not be made in every case.

Since we continue to integrate variable pay with fixed pay, targets, both financial and operational, are chosen each year to be demanding but fair, consistent with the prevailing business environment. As expectations grow, targets will progressively become more demanding.

Long-term incentive

No long-term incentive plan was introduced for executives in 2003 beyond participation in the all employee stock purchase plan. Since participation is capped at an annual contribution of SEK 50,000, the value as a percentage of the fixed salary is inadequate to serve as a long-term incentive for top executives. With the uncertainty surrounding the use of options and a continued emphasis on restructuring within the industry, we did not consider it necessary to offer such a program to executives in 2003. However, we remain convinced that long-term incentives in some form should be a part of the compensation mix in the future.

The previous President and CEO was granted a total of 903,924 options between 1999 and 2002. Between 1999 and 2002, a total of 5,849,300 options were granted to members of the Group Management.

The previous President and CEO and five members of the Group Management also participated in Ericsson’s convertible debenture program 1997/2003.

Pension

Ericsson’s policy regarding pension is to follow the competitive practice in the home country.

There are different supplementary old age pension plans for the President and CEO and the Group Management, either premium based or benefit based plans. However, for new participants after 1998, only the premium based plan is applied. For all pension arrangements, the pensionable salary consists of the annual fixed salary and the target level of the variable pay.

NOTES TO THE FINANCIAL STATEMENTS

For premium based old age pensions, the company pays to a capital insurance company on salary portions in excess of 20 base amounts a percentage of the executive’s pensionable salary, between 25 and 35 percent per year, depending on the age of the executive. For the Group Management, the pension age is 60 years and premiums are paid up to the retirement age. From 65 years, the old age pension includes the ITP plan.

For benefit based pensions, the old age pension amounts to 45–70 percent of the executives’ pensionable salary, including benefits in the ITP plan or corresponding arrangements. The pension age is 60 years.

The President and CEO is included in the ITP plan and in a premium based plan. For the premium based plan Ericsson pays an annual contribution of 35 percent of the pensionable salary above 20 base amounts to capital insurance company. The President and CEO has the right to retire at 60 years of age.

The former President and CEO retired at the age of 60, in accordance with his employment agreement. Between 60 and 65 years, his pension will be 70 percent of his pensionable salary, and from 65 years and onwards 50 percent, including the benefits from the ITP plan and the national pension. The former President’s pensionable salary during 2003 was SEK 12,383,000 and the total pension provisions for his old age pension amounted to SEK 33,287,000 during the year.

Benefits

As with pensions, Ericsson follows the competitive practice of the home country with respect to benefits. While the programs offered – particularly medical – may be similar, plan designs vary widely according to the taxation and legal framework in different countries.

Employee Share Ownership

Employee convertible debentures, options and shares

The below figures in relation to number of options, conversion and exercise prices have, when appropriate, been subject to recalculation as a result of stock dividend, split and new issue of shares.

If all options outstanding as of December 31, 2003, were exercised, all shares allocated for future matching under the Stock Purchase Plan were transferred, and shares designated to cover social security costs and payments were disposed of as a result of the exercise and the matching, approximately 47 million Class B shares would be issued and approximately 280 million Class B shares, held as treasury stock, would be transferred. The total, approximately 327 million Class B shares, corresponds to 2.07 percent of the total number of shares outstanding, 15,826 million.

Type of plan	Year	Outstanding options/ shares as of December 31, 2003	Shares to cover social security costs/ payments	Total
Option	1999	1	0	1
Option	2000	39	8	47
Option	2001-2002	79	16	95
Stock purchase	2001	22	4	26
Stock purchase	2003	132	26	158

Total outstanding options/shares (millions)		273	54	327

Convertible debentures

In 1997, convertible debentures of nominal SEK 4,859 million were issued to employees. The debentures were convertible at the option of the holder into Class B shares for SEK 41.70 per share through May 30, 2003. The outstanding loan amount SEK 4,510,782,694 was repaid at maturity June 30, 2003.

Employee option plans

The following table sets forth information with respect to employee options originally issued to senior management and other key contributors and the number of options outstanding as of December 31, 2003 after termination of employments and exercise of options. Each employee option gives the right to acquire one B share at the exercise price applicable for the respective plan.

Option Plan	No of employees	Original number employee options granted	Outstanding options as of December 31, 2003	Final exercise date	Exercise price, SEK
1999	1,800	1.4 million	1 million	February 28, 2007	128

2000	8,000	71.6 million	39 million	January 18, 2007	93.80

2001- 2002	15,000	101.4 million	79 million	May 14/ November 19, 2008/ November 11, 2009	30.50/ 25.70/ 7.80

1999 Option plan

The 1999 Option Plan is based on 1.8 million repurchased Class B shares, including shares designated for covering social security payments. In March of 2000, employee options were granted to approximately 1,800 key employees and senior executives, corresponding to approximately 1.4 million shares. Of the originally granted employee options, there remained, as of December 31, 2003, options outstanding corresponding to approximately 1 million shares. Each option entitles the holder to purchase one Class B share for SEK 128. The options expire February 28, 2007, and are subject to vesting requirements, meaning that they are exercisable as follows: 30 percent in

NOTES TO THE FINANCIAL STATEMENTS

2003, an additional 40 percent in 2004 and the remaining 30 percent in 2005. No options were exercised during 2003.

Millennium Stock Option Plan

The Millennium Stock Option Plan is based on warrants, i.e. options that entitles the holders to subscribe for approximately 81.1 million new Class B shares, including warrants designated for covering social security payments. In order to hedge income against potential social security payments, Ericsson entered into an arrangement with a bank, exchanging designated warrants for an OTC option.

In January 2000, employee options corresponding to approximately 71.6 million shares were granted to approximately 8,000 key employees and senior executives. Of the originally granted employee options, there remained, as of December 31, 2003, options outstanding corresponding to approximately 39 million shares. Each employee option entitles the holder to purchase one Class B share for SEK 93.80. The employee options expire January 18, 2007 and are subject to vesting requirements, meaning that one third is exercisable after one year, another third after two years and the last third after three years. No options were exercised during 2003.

Global Stock Incentive Program 2001

The Global Stock Incentive Program 2001 is comprised of two parts, the Stock Option Plan 2001–2002 and the Stock Purchase Plan 2001.

Stock option plan 2001- 2002

The Stock Option Plan 2001–2002 is based on 120 million Class B shares (issued as Class C shares, repurchased and converted to Class B shares), including shares designated for covering social security payments. In May and November 2001 (44.9 and 2.6 million options respectively) and in November 2002 (53.9 million options) employee options, corresponding to approximately 101.4 million shares, were granted to approximately 15,000 key employees. Of the originally issued employee options, there remained, as of December 31, 2003, employee options outstanding corresponding to approximately 79 million shares. Each employee option entitles the holder to purchase one Class B share for SEK 30.50 (the May 2001 grant), SEK 25.70 (the November 2001 grant) and SEK 7.80 (the November 2002 grant), respectively. The options expire May 14, 2008 (the May 2001 grant), November 19, 2008 (the November 2001 grant) and November 11, 2009 (the November 2002 grant), and are subject to vesting requirements, meaning that one third is exercisable after one year, another third after two years and the last third after three years from grant. As of December 31, 2003, options have been exercised and shares sold to cover social security payments corresponding to a total of 0.3 million shares relating to the November 2002 grant.

Stock purchase plan 2001

The Stock Purchase Plan 2001 is based on 35 million Class B shares (issued as Class C shares, repurchased and converted to Class B shares), including shares designated for covering social security payments. During a 24-month period participants are allowed to save up to 7.5 percent of the gross salary, not exceeding the equivalent of SEK 50,000 per 12-month period, for purchase of Class B shares. If the purchased shares are retained by the employee for three years after the investment and employment with the Ericsson Group continues during that time, the employee will be given a corresponding number of Class B shares free of consideration, a so called matching.

The Stock Purchase Plan 2001 was implemented in 2002 and a majority of the employees were invited to participate. During 2002, approximately 27,000 employees in 71 countries participated in the plan and invested in approximately 29.6 million shares. The initially scheduled 24-month period of employee salary deductions and investments had to be pre-terminated in the autumn of 2002, since all shares included in the plan for future matching and for covering social security payments had been reserved earlier than expected due to the high participation rate and the low share price. There will be no further employee investments made under the plan. As of December 31, 2003, approximately 8 million shares of the total 35 million shares available had been either transferred to employees, through premature matching as a result of redundancy, or sold on Stockholmsbörsen in order to cover the social security payments incurred by the matching.

Stock purchase plan 2003

The Stock Purchase Plan 2003 is based on 158 million Class B shares (issued as C shares, repurchased and converted to Class B shares), including shares designated for covering social security payments. During a 24-month period participants are able to save up to 7.5 percent of the gross salary, not exceeding the equivalent of SEK 50,000 per 12-month period, for purchase of Class B shares. If the purchased shares are retained by the employee for three years after the investment and employment with the Ericsson Group continues during that time, the employee will be given a corresponding number of Class B shares free of consideration, a so called matching.

The Stock Purchase Plan 2003 was implemented in August 2003 and during 2003 approximately 11,000 employees in 63 countries participated in the plan and invested in 4 million Class B shares.

NOTES TO THE FINANCIAL STATEMENTS

30	RELATED PARTY TRANSACTIONS

Sony Ericsson Mobile Communications

In October 2001, Sony Ericsson was organized as a joint venture between Sony Corporation and Ericsson, and a substantial portion of Ericsson’s handset operations was sold to Sony Ericsson. As part of the formation of the joint venture, contracts were entered into between Ericsson and Sony Ericsson. Transactions were executed pursuant to such contracts, including the following, based on terms customary in the industry and negotiated on an arm’s length basis.

•	Sales. Ericsson records sales regarding mobile phone platform design and Shared Services. Also included are Beijing Ericsson Mobile Communications Co. Ltd.’s sales of mobile phones manufactured for Sony Ericsson for the three first quarters of 2002.

•	Royalty. Both owners of Sony Ericsson, Sony Corporation and Ericsson, receive royalties for Sony Ericsson’s usage of trademarks and intellectual property rights.

•	Purchases. Ericsson purchases mobile phones from Sony Ericsson to support contracts with a number of customers for mobile systems which also include limited quantities of phones. Additionally, inventories were purchased during 2002 from Sony Ericsson.

•	In 2003, Ericsson and Sony Corporation each made a shareholder contribution to Sony Ericsson.

•	Repair costs for remaining warranty periods were charged to Ericsson for phones sold by Ericsson prior to October 1, 2001.

	2003		2002
Related party transactions
Sales	2,494		5,516	1)
Royalty	501		320
Purchases	1,390		3,232	1)
Shareholder contribution	1,384		—

Related party balances
Receivables	192		479	1)
Liabilities	447	2)	809	1)2)
Contingent liabilities	—		412	1)

1)	Related party transactions between Ericsson and Sony Ericsson have been adjusted compared to the Annual Report 2002. The complementary information mainly consists of Beijing Ericsson Mobile Communications Co. Ltd.’s sales and receivables of mobile phones manufactured and Shared Services’ invoicing from Ericsson to Sony Ericsson. Moreover, purchases of inventories from Sony Ericsson to Ericsson and additional quantities of phones have been included. Further updates on transactions have been made in order to capture the total transactions between Ericsson and Sony Ericsson.

2)	Included in accounts payable.

Ericsson Nikola Tesla d.d.

Ericsson Nikola Tesla d.d. is a joint stock company for manufacturing of telecommunications systems and equipment and an associated member of the Ericsson Group. Ericsson holds 49.07 percent of the shares.

Major transactions with Ericsson are as follows:

•	Sales. Ericsson Nikola Tesla d.d. purchases telecommunication equipment from Ericsson.

•	Royalty. Ericsson receives royalties for Ericsson Nikola Tesla d.d.’s usage of trademarks and intellectual property rights.

•	Purchases. Ericsson is purchasing development resources from Ericsson Nikola Tesla d.d

	2003		2002
Related party transactions
Sales	756		838
Royalty	56		32
Purchases	340		321

Related party balances
Receivables	100		187
Liabilities	28	1)	52	1)

1)	Included in accounts payable.

Other related parties

In addition, Ericsson has related party transactions as follows:

•	Ericsson continued cooperation with Ericsson’s owners Investor AB and AB Industrivärden in the venture capital vehicle Ericsson Venture Partners.

•	Ericsson has with Nordinvest AB, a subsidiary to AB Industrivärden, and Investor AB subscribed and repurchased Class C shares for the Stock Purchase Plan 2003.

31	FEES TO AUDITORS

	Price- waterhouse- Coopers	KPMG	Others	Total
Audit fees
Parent Company	11	1	—	12
Other companies	39	5	1	45

	50	6	1	57

Fees for other services
Parent Company	13	1	—	14
Other companies	38	5	1	44

	51	6	1	58

Total fees	101	12	2	115

NOTES TO THE FINANCIAL STATEMENTS

32	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

As a reporting company with the US Securities and Exchange Commission, we are required to reconcile certain financial information to US GAAP. For additional information required by foreign registrants, please refer to our annual report form 20-F, filed with the US Securities and Exchange Commission.

The principal differences between Swedish GAAP and US GAAP that affect our net income (loss), as well as our stockholders’ equity, relate to the treatment of capitalization of development expenses, provisions for restructuring, pension costs, hedge accounting, marketable securities, deferred taxes and goodwill.

New US GAAP standards

In 2003, the following FASB standards and pronouncements were adopted:

•	SFAS143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets

•	SFAS146, Accounting for Costs Associated with Exit or Disposal Activities

•	SFAS148, Accounting for Stock-Based Compensation –Transition and Disclosure an amendment of FASB Statement No. 123. The Company has chosen to adopt SFAS123 by use of prospective method as allowed by SFAS148.

•	SFAS149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities

•	SFAS150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

•	EITF00-21, Accounting for Revenue Arrangements with Multiple Deliverables

•	FIN45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

•	FIN46, Consolidation of Variable Interest Entities (VIE), an interpretation of ARB51. Adoption of FIN46 in 2003 requires consolidation of VIE created after January 31, 2003

The following FASB standards and pronouncement will be adopted in 2004:

•	FIN46R, Consolidation of Variable Interest Entities, an interpretation of ARB51. (The original FIN46 was partially adopted in 2003 in accordance with the revised transition rules.)

In 2004, all Variable Interest Entities, where Ericsson is the primary benificiary, will be consolidated. At present certain real estate entities have been identified, which will only have a limited impact on the balance sheet.

Significant differences between Swedish GAAP and US GAAP

A.	Capitalization of development costs

Prior to 2002, and in accordance with Swedish accounting principles, software development costs were charged against income when incurred. In 2002, the Company adopted RR15, “Intangible assets”. Consequently, intangible assets arising from internal development have been recognized when the intangible asset can be demonstrated to have technical feasibility and future economic benefits.

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

The Company’s capitalization of development costs under Swedish and US GAAP is from 2002 identical, but amortization amounts are different, since restating of prior years, for effects of RR15, was not allowed according to Swedish GAAP.

Development costs for software to be sold, before taxes	2003	2002	2001
Capitalization	2,049	3,074	7,091
Amortization	–4,723	–3,070	–7,661
Write-downs 1)	–706	–1,171	–1,214
Less net amount already reported per Swedish GAAP	–1,418	–2,851	—

	–4,798	–4,018	–1,784

1)	Write-down is made subject to impairment test regarding future revenue for capitalized products.

Development costs for software for internal use, before taxes	2003	2002	2001
Capitalization	310	368	993
Amortization/write-downs	–499	–941	–1,344
Less net amount already reported per Swedish GAAP	–166	–349	—

	–355	–922	–351

NOTES TO THE FINANCIAL STATEMENTS

B.	Capital discount on convertible debentures

In accordance with Swedish accounting principles, the 1997/2003 convertible debenture loan and its nominal interest payments were valued at present value, based on market interest rate. The difference from the nominal amount, the capital discount, was credited directly to equity. In accordance with US GAAP, convertible debenture loans are reported as liabilities at nominal value. When calculating income and equity in accordance with US GAAP, the effects of the capital discount are reversed. The loan matured on June 30, 2003, and will have no impact on US GAAP from 2004.

C.	Restructuring costs

The rules for providing for restructuring and onerous contracts differ between US GAAP and Swedish GAAP. As a result, provisions that do not meet the requirements under US GAAP have been reversed.

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

In addition to the Swedish defined benefit plans described in Note 19, the Company has defined benefit plans in several foreign countries, with major plans in the United States and the United Kingdom.

For more information about pensions, see Note 19.

Provisions for pensions according to US GAAP

Weighted-average actuarial assumptions as of December 31

In percent	Sweden	2003 Other		Sweden	2002 Other
Discount rates	5.5%	5.6%		5.0%	6.0%
Expected rates of future salary increases	3.0%	3.5%		3.5%	4.0%
Expected investment return	—	7.0%		—	7.3%

In SEK million	Sweden 1)	2003 Other	Total	Sweden	2002 Other	Total
Accumulated Benefit Obligation	5,373	6,106	11,479	8,144	5,050	13,194
Estimated future salary increases	1,549	1,329	2,878	2,095	1,662	3,757

Projected Benefit Obligation	6,922	7,435	14,357	10,239	6,712	16,951
Fair value of plan assets	—	5,044	5,044	—	4,675	4,675

Funded status	–6,922	–2,391	–9,313	–10,239	–2,037	–12,276
Unrecognized prior service cost	–649	64	–585	–701	138	–563
Unrecognized actuarial loss, net	1,149	1,588	2,737	2,804	1,556	4,360
Unrecognized net asset at initial application of SFAS87	—	–48	–48	–10	–40	–50

Pension Provision as per US GAAP	–6,422	–787	–7,209	–8,146	–383	–8,529
Additional minimum pension liability	—	–544	–544	—	–645	–645

Total Pension Provision as per US GAAP	–6,422	–1,331	–7,753	–8,146	–1,028	–9,174

1)	During 2003 SEK 3.5 billion of the Swedish pension obligation has been settled. As an effect SEK 0.6 billion of the unrealized actuarial loss was recognized under US GAAP.

NOTES TO THE FINANCIAL STATEMENTS

E.	Pension premium refund

In 2000, Alecta (former SPP), a Swedish insurance company, announced a refund of pension premiums paid, of which a portion was refunded during the year. In accordance with Swedish accounting practice, the total refund was credited to income. In accordance with US GAAP, only the amount Alecta actually paid was credited to income.

During 2002 the Company received the remaining part not refunded in 2000 and 2001.

F.	Sale-leaseback of property

During 2000 and 2001, the Company sold property which was leased back to subsidiaries and treated as an operating lease. In Sweden, the gain on sale of property is credited to income, if the rent to be paid is in par with market price. In accordance with US GAAP, the part of the gain exceeding present value of future lease payments is credited to income when occurred. The remaining part is distributed during the lease period.

G.	Hedge accounting

The Company adopted SFAS133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, on January 1, 2001, for calculating income and equity according to US GAAP. SFAS133 requires recognition of all derivatives as either assets or liabilities measured at fair value.

Cash flow hedges

Under SFAS133 for qualifying derivatives designated as a cash flow hedge the gain or loss is reported in other comprehensive income and affects net income first when the hedged exposure also affects income. The ineffective portion of the gain or loss affects net income immediately.

According to Swedish accounting practice, foreign exchange derivatives, which are used to hedge forecasted cash flows regarding sales and purchases, are accounted for as hedges. Consequently, they are valued in a manner reflecting the accounting for the hedged position and are not valued at market.

Fair value hedges

Ericsson uses interest rate derivative instruments to hedge the fair value of the Group’s borrowing. In accordance with US GAAP, all outstanding derivative instruments are valued at fair value. The profits and losses that thereby arise are included in net income. The Groups’ hedges of financial exposure qualify for hedge accounting under US GAAP. In those cases the hedged item is valued at fair value regarding the risk and period being hedged. The effect is included in net income, offsetting the fair value adjustment on derivatives to the extent the hedges are effective.

H.	Amortization of goodwill

Under Swedish GAAP goodwill is amortized over its estimated useful life. In June 2001, US GAAP was changed due to the adoption SFAS141, “Business combinations” and SFAS142, “Goodwill and Other Intangible Assets”. The adoption of SFAS141 did not have an impact on the results of operations or financial condition of the Company.

According to SFAS142 goodwill is not subject to amortization subsequent to the date of adoption. Goodwill shall be tested for impairment both at adoption and annually.

The amortization of goodwill made according to Swedish GAAP is reversed under US GAAP.

I.	Deferred Income Taxes

Deferred tax is calculated on US GAAP adjustments, and the US GAAP balance sheet reflects the gross recognition of deferred tax assets and liabilities.

J.	Other

In-process research and development

Under US GAAP, acquired technology, including in-process research and development is to be charged to expenses if this technology has not reached technological feasibility and has no alternative use. Under Swedish GAAP, acquired technology is amortized to income over its expected economic life. As of December 31, 2003 no such transactions existed.

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

Provision for payroll related taxes on stock based compensation

Under Swedish GAAP, the Company provides for payroll related taxes on stock based compensation during the vesting period. Under US GAAP, no expense for payroll related taxes is recorded until the options are exercised or matching takes place.

NOTES TO THE FINANCIAL STATEMENTS

FIN45

FIN45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002.

In accordance with Swedish accounting principles, a liability should be recognized to the extent a company expects a loss and economic outflow of resources as a result of the guarantee commitment.

FIN46

FIN46 addresses the consolidation of entities for which control is achieved through means other than through voting rights or agreements (“variable interest entities” or “VIE”) by clarifying the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN46 provides guidance on how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the VIE. In addition, FIN46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The transition rules requires Variable Interest Entities created after January 31, 2003, where Ericsson is the primary beneficiary to be consolidated in 2003 consolidated financial statements. There are no such entites identified.

In 2004, all Variable Interest Entities, where Ericsson is the primary benificiary, will be consolidated. At present certain real estate entities have been identified, which will only have a limited impact on the balance sheet.

Financial leases

Reclassification of certain lease contracts according to Swedish GAAP has been reversed under US GAAP. This adjustment has no effect on net income nor equity.

K.	Adjustment of Net Income

Application of US GAAP as described above would have had the following effects on consolidated net income. In arriving at the individual items increasing or decreasing reported net income, consideration has been given to the effect of minority interests.

Adjustment of Net Income (loss)	2003	2002		20012)
Items increasing reported net income (loss)
Pension premium refund	—	47		809
Capital discount on convertible debentures	179	124		116
Restructuring costs	1,225	–1,240		–1,642
Goodwill amortization	1,636	1,064		—
Deferred income taxes	533	966		2,014
Sale-leaseback	682	113		–815
Hedge accounting	1,603	2,884		–2,233
Other	382	–335		129

	6,240	3,623		–1,622

Items decreasing reported net income (loss)
Capitalization of software development costs
to be sold	–4,798	–4,018		–1,784
for internal use	–355	–922		–351
Pensions	–840	412		197

	–5,993	–4,528		–1,938

Net increase/decrease in net income (loss)	247	–905		–3,560
Net income (loss) as reported per Swedish GAAP	–10,844	–19,013		–21,264

Net income (loss) per US GAAP before cumulative effect of accounting change	–10,597	–19,918		–24,824
Earnings (loss) per share per US GAAP, diluted before cumulative effect of change of accounting principle2)	–0.68	–1.58	1)	–2.27	1)
Cumulative effect of accounting change, net of taxes	—	—		421
Net income (loss) per US GAAP after cumulative effect of accounting change	–10,597	–19,918		–24,403

Reported earnings (loss) per share, diluted, per Swedish GAAP2)	–0.69	–1.51	1)	–1.94	1)
Earnings (loss) per share per US GAAP, diluted, after cumulative effect of accounting change2)	–0.68	–1.58	1)	–2.23	1)
Average number of shares, diluted per US GAAP (million)2)	15,831	12,684		11,057
Basic earnings per share after cumulative effect of accounting change per US GAAP2)	–0.67	–1.58		–2.23
Average number of shares basic (million) per US GAAP2)	15,823	12,573		10,950

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

2)	2001 adjusted for stock dividend element of stock issue.

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

NOTES TO THE FINANCIAL STATEMENTS

Changes in Comprehensive Income

2003	Cumulative translation adjustments	Hedging for investments	Unrealized gains and losses on available- for-sale securities	Net gain/ loss on cash flow hedge	Minimum pension liability	Accumulated other compre- hensive income
Opening balance, net of tax	–2,586	–365	41	1,324	–465	–2,051
Changes during the period	–3,525	1,081	168	–603	73	–2,806

Closing balance, net of tax	–6,111	716	209	721	–392	–4,857

M.	Comprehensive income

The Company has adopted SFA130, “Reporting Comprehensive Income”. Comprehensive income includes net income (loss) and other changes in equity, except those resulting from transactions with owners.

Comprehensive net income	2003	2002	2001
Net income (loss) in accordance with US GAAP	–10,597	–19,918	–24,403

Other comprehensive income (loss)
Translation adjustments	–3,525	–6,160	2,710
Translation adjustments for sold/ liquidated companies	—	–107	5
Net gain on cash flow hedges	–838	2,057	2,096
Hedging for investments	1,501	1,869	–833
Unrealized gains and losses on securities available-for-sale	234	–199	–6,424
Minimum pension liability	101	–71	–392
Deferred income taxes	–279	–1,024	1,445
Cumulative effect of accounting change, net (see G)	—	—	–1,665

Total other comprehensive income (loss)	–2,806	–3,635	–3,058

Comprehensive income (loss) in accordance with US GAAP	–13,403	–23,553	–27,461

Adjustment of Stockholders’ Equity	2003	2002	2001
Increases
Capitalization of software development costs
to be sold	6,278	11,076	15,094
for internal use	131	486	1,408
Capitalization of interest, net after cumulative depreciation	133	172	211
Goodwill	2,700	1,064	—
Hedging	3,509	2,744	–2,196
Restructuring costs	1,442	217	1,458
Unrealized gains and losses on available-for-sale securities	291	–314	255
Other	25	–26	–102

	14,509	15,419	16,128

Reductions
Capital discount on convertible debentures	—	–179	–303
Pension refund	—	—	–47
Sale-leaseback	–1,381	–2,063	–2,176
Pensions	–299	440	99
Deferred income taxes	–3,347	–4,021	–4,487

	–5,027	–5,823	–6,914
Adjustment of stockholders’ equity, net	9,482	9,596	9,214
Reported stockholders’ equity	60,481	73,607	68,587

Stockholders’ equity according to US GAAP	69,963	83,203	77,801

Adjustment of certain balance sheet items according to US GAAP, as per reported Balance Sheet

	Swedish GAAP		As per US GAAP
	Dec. 31 2003	Dec. 31 2002 2)	Dec. 31 2003	Dec. 31 2002 2)
Intangible assets	11,210	12,609	20,319	25,235
Tangible assets	6,505	9,964	5,426	10,109
Other investments	433	2,243	724	1,929
Other receivables	12,718	23,303	17,635	28,212
Provisions1)	36,068	32,354	38,789	35,717
Current maturities of long-term debt	7,262	11,083	7,262	11,262
Other current liabilities	30,108	33,536	31,423	36,856
Other long-term liabilities	2,771	949	1,084	949
Long term liabilities to financial institutions	689	3,043	2,097	4,798

1) Of which short-term	19,617	19,678	19,002	19,461

2)	Restated for change in accounting principle in Sweden 2003 regarding financial instruments (RR27), and with all deferred tax assets reported as long-term.

NOTES TO THE FINANCIAL STATEMENTS

N.	Statement of Cash Flows

The Company follows SFAS95 when preparing the Statement of Cash Flows, except that it defines cash and cash equivalents as highly liquid funds that are easily converted to cash and are insignificantly affected by changes in value. Cash and cash equivalents in accordance with SFAS95 have a remaining maturity at the time of acquisition of 3 months or less.

Applying this definition would mean following adjustments of reported cash, with the offsetting difference reflected in cash flow from investing activities in the Statement of Cash Flows:

Consolidated	2003	2002	2001
Short term cash investments, cash and bank, as reported	73,207	66,214	68,924
Adjustment for items not compliant with US GAAP	–20,092	–28,069	–28,182

Cash and cash equivalents as per US GAAP	53,115	38,145	40,742

O.	Share based compensation

Up until 2003, the Company, as permitted under SFAS123 “Accounting for Stock Based Compensation”, applied Accounting Principles Board Opinion 25 (APB25) and related interpretations in accounting for its stock option plans under US GAAP. No compensation expense has been reflected in the consolidated income statement as no compensation expense arises when the strike price of the employee’s stock options equals the market value of the underlying stock at grant date, as in the case of all options granted to employees.

The Company has during 2003 adopted SFAS148 “Accounting for Stock-Based Compensation-Transition and Disclosure an amendment of FASB Statement No. 123”. The adoption method chosen is the “Prospective method”. This method states that the recognition provisions shall be applied to all employee awards granted, modified, or settled after the beginning of the fiscal year in which the recognition provisions are first applied. As the Company has had no changes to it’s current stock option plans nor any new stock option plans started in 2003 there will be no effect to the income. Neither has any difference been identified in accounting for the stock purchase plans, except for accounting of the payroll related taxes. Please refer to section “J” above.

As the Company has applied a APB25 model in accounting for both stock option and stock purchase plans the Stock Purchase Plans have been expensed in the income statement according to both Swedish and US GAAP. In accordance with APB25 the costs are based on the intrinsic value at investment date and accrued during the vesting period.

If the Company had chosen to adopt the optional recognition provisions of SFAS123 for its stock option plans, net income (loss) and earnings (loss) per share in accordance with US GAAP would have been changed to the amounts indicated below:

Consolidated	2003	2002		2001 2)
Net income (loss)
Net income per US GAAP before cumulative effect of accounting change	–10,597	–19,918		–24,824
Adjustment for recognitions of provisions per SFAS123	–233	–401	3)	–1,341
Net income, adjusted, per US GAAP before cumulative effect of accounting change	–10,830	–20,319		–26,165

Earnings (loss) per share, diluted
Earnings (loss) per share per
US GAAP before cumulative effect of accounting change	–0.68	–1.58	1)	–2.27	1)
Earnings (loss) per share, adjusted, per US GAAP before cumulative effect of accounting change	–0.69	–1.62	1)	–2.39	1)

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

2)	2001 adjusted for stock dividend element of stock issue.

3)	The figure for 2002 has been corrected, due to a clerical error.

The fair value of each option grant is estimated on the date of the grant, using the Black & Scholes’ option pricing model with the following weighted-average assumptions:

	2003	2002	2001
Expected dividend yield	0.7%	0.6%	0.6%
Expected volatility	42.3%	43.1%	40.2%
Risk-free interest rate	5.5%	5.4%	5.5%
Expected life of option (in years)	5.2	5.4	4.8

P.	Valuation qualifying accounts and reserves

Allowances for doubtful notes and accounts receivables and customer financing for the years ended December 31, 2003, 2002 and 2001 (SEK million):

Allowances	2003	2002	2001
Balance beginning of period	9,053	6,578	5,525
Charged (credited) to cost and expenses	5,439	4,079	3,732
Charged (credited) to other accounts	–10	1,771	267
Deductions	–5,874	–3,375	–2,946

Balance end of period	8,608	9,053	6,578

(This page was intentionally left blank)

INFORMATION ON THE COMPANY

Information on the Company

HISTORY AND DEVELOPMENT

Telefonaktiebolaget LM Ericsson (publ) is a limited liability company organized under the Swedish Companies Act. We were incorporated on August 18, 1918, as a result of a merger between AB LM Ericsson & Co. and Stockholms Allmänna Telefon AB. Our origins date back to a manufacturing business for communications equipment founded in Stockholm in 1876.

Our Class A and B shares are quoted on Stockholmsbörsen (the Stockholm Stock Exchange). Our Class B shares are also quoted on the London Stock Exchange (LSE). In the United Sates, our ADSs are quoted on NASDAQ. During 2003, we completed the delisting of our B shares from exchanges in Düsseldorf, Frankfurt, Hamburg, and Paris.

Our registered address is Telefonaktiebolaget LM Ericsson, SE-164 83 Stockholm, Sweden; our headquarters are located at Torshamnsgatan 23, Kista, Sweden. Our telephone number in Sweden is +46 8 719 00 00. In the United States, our agent is Ericsson Inc., Vice President, Legal Affairs, 6300 Legacy Drive, Plano, Texas 75024. Our web site is www.ericsson.com.

Information on our web site does not form part of this document.

BUSINESS OVERVIEW

We are an international leader in the development and supply of end-to-end solutions to network operators for mobile and fixed line communications. We supply the infrastructure that enables telecommunications and provide our customers with services for network operations and revenue generation. Our claim of market leadership in mobile systems is based on our reported sales and how they relate to the publicly reported and estimated mobile system sales of our main competitors. Statements from industry and financial analysts also support our estimates.

Through our Sony Ericsson Mobile Communications joint venture we offer a range of mobile handsets, including those supporting multimedia applications, and other personal communication devices. We also offer mobile platform technology for handset manufacturers and a variety of technology, equipment and services for private enterprise networks as well as for special applications such as radar, cables and mobile devices.

BUSINESS STRATEGY AND LONG-TERM GOALS

Our primary business objective is to be the preferred supplier to the most demanding front-line customers and to achieve a sustainable competitive operating profit.

Our strategy is to be a market, technology and operational leader; thereby creating economies of scale that can be leveraged to provide superior products and services, offering our customers competitive advantages.

Our strategy calls for us to:

•	Lead market development through innovation and the development of standards;

•	Take advantage of our position as a global market leader;

•	Further develop our long-standing customer relationships with network operators and expand our business through increased focus on value-added services; and

•	Further enhance operational efficiency to establish sustainable and competitive operating profit.

Please see also Board of Directors’ Report – Strategy and Goals.

Lead market development through innovation and the development of standards

Innovation is an important element of our corporate culture. We have a long tradition of developing innovative communication technologies, including technologies that help to establish industry standards. For example, we pioneered the development of industry-wide wireless technology standards such as GSM, GPRS, EDGE, WCDMA and Bluetooth.

We work closely with our customers to understand their businesses and technology needs and design tailored solutions to help them fulfill their business objectives. We believe that our ability to meet the diverse technology needs of our customers with high value-added solutions has been instrumental in our being chosen as a provider of wireless communication equipment to the world’s 10 largest mobile network operators.

We will continue to devote significant resources to developing end-to-end communication solutions with a strategy to stimulate network development for both geographic coverage as well as traffic capacity and thereby drive demand for our products and services.

Take advantage of our position as a global market leader

Our expertise and experience in all major telecommunication standards along with our track record for quality and innovation have allowed us to develop our business on a global basis. We have significant sales in each of the largest geographic markets for telecommunications with no individual country accounting for more than 15 percent of sales.

We believe that our global presence and the economies of scale associated with market share leadership gives us competitive advantages. We are utilizing our strong international presence and core competence in mobile and fixed communications to expand into growth areas such as service applications and network management services. We also use our global reach to develop alliances with suppliers and manufacturers in order to increase our combined effectiveness.

INFORMATION ON THE COMPANY

Further develop our long-standing customer relationships with network operators

We are a major supplier to most of the world’s leading mobile network operators and many of the world’s leading fixed-line operators. We believe that our ability to offer end-to-end solutions – systems, applications, services and core handset technology – together with our in-depth knowledge of consumer requirements, make us well positioned to assist network operators with their network development and operations. We are already a market leader in network systems integration and managed services and through increased activities in professional services and service layer products, we aim for increased sales in these growing segments.

Further enhance operational efficiency to establish sustainable and competitive operating profit

We have implemented efficiency and cost-reduction programs resulting in a return to operating profit and improved operational flexibility which will allow us to more quickly respond to changes in market conditions and customer needs. We will continue to improve our internal processes and support systems to establish operational excellence as a competitive advantage. In addition, we continue to develop and maintain high levels of competence in our employees to secure our leading market position and to stay at the forefront of technology development.

CUSTOMERS

We are broadly supplying equipment and services to almost all major network operators globally. However, we derive most of our sales from large, multi-year network build-out agreements with a limited number of significant customers. Out of a customer base of more than 425 network operators, the ten largest customers account for almost 50 percent of our net sales while the 20 largest customers account for approximately 65 percent of our net sales. Our largest customer accounted for less than 12 percent of sales during 2003.

Please see “Risk Factors – Risks Associated with our Business, Consolidation among network operators may increase our dependence on a limited number of key customers” for more information regarding industry consolidation and concentration of customers.

COMPETITORS

In our Systems segment, we compete with large and established communication equipment manufacturers. Although competition varies depending on the products and services, our most significant competitors in wireless communication include Alcatel, Lucent, Motorola, Nokia, Nortel and Siemens. With respect to wireline communication equipment, the competition is less concentrated and includes, among others, Alcatel, Cisco, Lucent, Nortel and Siemens. We also compete with numerous local and regional manufacturers and providers of communication equipment and services. We believe the most important competitive factors in this industry include existing customer relationships, the ability to cost-effectively upgrade or migrate an installed base, technological innovation, product design, compatibility of products with industry standards, and the ability to attract and retain the key personnel necessary to develop successful products.

Competition in Professional services not only includes many of our traditional systems competitors but also a number of large companies from other industry sectors such as IS/IT including IBM, EDS, Accenture and electronics manufacturing services companies such as Flextronics and a number of smaller but specialized companies operating on a local or regional basis. As this segment grows, we expect to see additional competitors emerge, possibly including some network operators attempting to expand into new segments.

In our Other Operations segment, our competitors vary widely depending on the product or service being offered. We face significant competition with regard to substantially all of these products and services.

Please see “Risk Factors – Risks Associated with our Business, Consolidation among equipment and service suppliers may lead to increased competition and a different competitive landscape” for more information regarding risks associated with competition and industry consolidation.

SUPPLIERS

We manufacture and assemble a large portion of our products in-house, however, over half of our production is outsourced to a group of electronics manufacturing services companies including Flextronics, Solectron and Sanmina-SCI. We also purchase customized and standardized equipment, components and services from several global providers as well as from numerous local and regional suppliers. We generally negotiate global supply agreements with our primary suppliers, but we are not dependent on any one supplier for the provision of standardized equipment or components. A number of our suppliers design and manufacture highly specialized and customized components for our networks. We strive to avoid single source supply situations and we do not believe that any single supplier is material to our business as a whole.

Sony Ericsson Mobile Communications outsources a significant part of their production of mobile handsets to Flextronics and other contract manufacturers.

Please also see “Risk Factors – Risks Associated with our Business, If our outside suppliers fail to deliver satisfactory components and manufacturing services on time, our financial results could be negatively impacted.”

INFORMATION ON THE COMPANY

BUSINESS SEGMENTS

We divide our operations into three business segments:

•	Systems consisting of a three-pronged business approach: Mobile Networks, Fixed Networks and Professional Services;

•	Phones (through the 50/50 joint venture with Sony which is reported according to equity method under joint ventures and associated companies); and

•	Other Operations which comprise a number of small operations including Defense Systems (Microwave Systems), Network Technologies, Enterprise Systems, Mobile Platforms and Technology Licensing.

Sales by Region and Segment

	Western Europe	Central and Eastern Europe, Middle East and Africa	Asia Pacific	North America	Latin America	Total
Systems	31.2	24.1	26.0	17.1	9.5	108.0
Share of Systems	29%	22%	24%	16%	9%	100%
Other	6.7	0.8	1.3	0.5	0.4	9.7

Total	37.9	24.9	27.3	17.6	9.9	117.7
Share of total	32%	21%	23%	15%	9%	100%

Note: due to rounding, all rows and columns may not add up exactly to the totals.

Sales and Marketing

We use our own sales organization to market and sell our systems and services to customers in over 140 countries. Although we group orders and sales into several large regions for financial reporting purposes, our worldwide sales and support network consists of 25 market units. Each market unit typically represents a single country or a group of countries depending on the extent of our business activities in that region. The majority of these market units operate through local subsidiaries that are present in each country. We use our local presence to help our customers achieve greater efficiencies and access to recognized world-class resources wherever they operate.

The market units utilize the product expertise of the central business units within Systems in tailoring and integrating our products for delivery to customers. The market units are also responsible for after-sales support and rely in particular on the Global Services business unit in fulfilling this function.

Businesses in our Other Operations segment market their products and services through their own specialized direct and indirect sales channels. On occasion, these specialized sales and marketing teams work with our market units in certain markets or when dealing with large customers with whom we have a relationship.

Seasonality

Our quarterly sales, income and cash flow from operations are seasonal in nature and generally lowest in the first quarter of the year and the strongest in the fourth quarter. This is mainly a result of the seasonal purchase patterns of network operators. Although demonstrating a strong seasonal pattern historically, our seasonal variances have not maintained this pattern during the market downturn. The table below illustrates the average seasonal effect on sales for the period 1989 to 2003.

(Percent)	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential Change	–27%	17%	–6%	39%
Percent of annual sales	21%	24%	23%	31%

Please see “Risk Factors – Risks Associated with our Business” for more information regarding the predictability of our business.

Systems

At year-end 2003, our Systems segment was made up of four business units that together provided a broad portfolio of solutions to operators of both mobile and fixed networks. The four business units included in Systems were: Systems (GSM/WCDMA track and switching systems), CDMA systems, Transmission and Transport Networks and Global Services.

As of January 1, 2004, the Systems business unit organization was divided into two units to promote more efficient operations via a more specialized structure. Responsibility for supplying high volume radio base station products has been assigned to the Access business unit – a new business unit with a focus on supply chain excellence and lower cost of sales. The new Systems business unit specializes on end-to-end solutions and large customized projects for both fixed and mobile operators. Systems is also responsible for the traditionally complex network systems offering as well as the service layer.

The Systems segment’s other three business units are unaffected. Supply of CDMA2000 infrastructure remains the responsibility of the CDMA business unit. Responsibility for customer support, education, and network roll out remains with Global Services – which is also focused on reducing operator OPEX by expanding business consulting, system integration, and managed services activities. The Transmission and Transport Networks will continue to provide a full line of optical and wireless transmission systems to both fixed and mobile operators.

For reporting purposes, Systems orders and sales are grouped into Mobile Networks, Fixed Networks and Professional Services reflecting the served markets.

INFORMATION ON THE COMPANY

Mobile Networks

We provide mobile systems solutions to network operators that enable reliable, efficient and cost effective wireless networking. Sales of wireless network equipment and associated network rollout services account for more than two-thirds of our net sales. Wireless networking refers to communications networks that allow users (either consumers or machines) to send and receive voice and data communications using mobile handsets or other wireless devices.

Each generation of wireless technology is associated with a group of international standards for wireless communications networks. Transitioning from one generation to the next, such as from 2G to 3G, requires network operators, equipment suppliers and mobile handset manufacturers to adopt new and emerging technology standards. We believe that the migration from basic voice services to mobile multimedia services is the primary technological shift facing today’s wireless network operators.

Our expertise in all major 2G standards and our role in developing 3G standards allow us to offer mobile telecommunications systems that incorporate each of the major 2G, 2.5G and 3G mobile technology standards. As a result, we are able to offer tailored solutions to a network operator regardless of the existing standard used in its network.

By offering comprehensive upgrade paths for migrating to high-speed/high-capacity networks, we allow maximum use of existing equipment and previous investments, thereby improving network operators’ capital investment returns. We believe that our ability to meet the diverse technology needs of our customers with high value-added solutions has been instrumental in our becoming a leading supplier of mobile telecommunication systems, including 2G, 2.5G and 3G.

Our systems offering includes radio base stations, base station controllers and radio network controllers, mobile switching centers, service application nodes and other nodes for billing and operations support.

Radio base stations provide access and interconnection between mobile handsets and the mobile network. We offer a complete portfolio of radio base stations ranging from small pico cells (i.e., small cells in a mobile network that boost capacity and coverage within buildings) to high capacity macro cell applications. Our installed base of GSM radio base stations represents more than one third of all GSM radio base stations in service globally. A central feature of our 2G GSM radio base stations and base station controllers is their ability to be upgraded on a cost-effective basis to enable 2.5G GPRS and 3G EDGE transmissions.

Another important element of radio access networks is base station controllers, which manage the traffic between the radio base stations and mobile switching centers. Base station controllers, in conjunction with mobile switching centers, effect call handovers between radio base stations as subscribers move between cell sites while engaged in a voice call or data transmission.

The core network nodes that connect radio access networks with other parts of the network are called mobile switching centers. Our switching systems and base station controllers are built from common platforms. Like our radio base station products, our mobile switching center products have industry-leading scalability and capacity.

We are also a leading supplier of microwave radio links that can be used to backhaul the traffic between radio base stations and base station controllers as well as between base station controllers and mobile switching centers. Wireless backhauling (i.e., transporting data and voice from a network access point to a central switching point in mobile systems) with microwave radio links reduces the need for the operator to lease transmission capacity from fixed network operators resulting in significant cost savings for the wireless operator. A new generation of microwave transmission systems is now being introduced with expanded capacity to support the increased traffic demands of Mobile Internet and 3G, as well as to serve the market for wireless broadband access to fixed networks.

Our mobile systems offering extends beyond assisting network operators in optimizing and upgrading system functionality. We also offer a suite of Mobile Internet services and applications that enable network operators and content providers to bring messaging, personalization, information, entertainment, location-based and m-commerce services to consumers. We have also established Ericsson Mobility World, a global network of regional centers and local web-based facilities. This open industry-wide initiative is a growing network of more than 100,000 registered technology professionals from a diverse base of companies, working in partnership toward successfully implementing the Mobile Internet.

Fixed Networks

Fixed network operators are moving from single-service networks toward new multi-service networks that have the ability to simultaneously handle multiple services, such as voice, text and images. Offering these services requires fixed operators to migrate from existing circuit-switched networks to packet-switched networks.

INFORMATION ON THE COMPANY

Approximately 7 percent of our net sales in 2003 were for fixed network equipment and associated network rollout services. We have a long history in fixed-line networking with an installed base of access and transit lines equivalent to 160 million lines or approximately 10 percent market share globally. We supply fixed network operators with systems solutions that allow them to upgrade their legacy networks to more efficiently handle a mix of voice, data, video and Internet traffic. Our solutions for multi-service networking include systems and services for circuit switching, next generation (packet-switched) networking and broadband (i.e., a channel with more than two megabits per second of bandwidth). These solutions enable network operators to replace multiple networks with a unified multi-service network capable of handling all of these services.

The primary systems and services we offer for multi-service networking are our AXE solution and our ENGINE solution. Our circuit-switched solutions are based on an open architecture communication platform that is a common basis for both our fixed and mobile systems. AXE systems have been deployed in 135 countries, connecting more than 500 million fixed and mobile subscribers.

Our proprietary ENGINE solution is the world’s leading solution for upgrading narrowband circuit-switched networks to broadband packet switched networks. Migration to a packet-based network is a necessary step in order to combine broadband Internet, voice and data traffic into one multi-service network rather than three separate networks.

Similar to our mobile network offering, we offer a suite of network services and applications that enable network operators to provide a range of services such as free-phone, virtual private network, Voice over IP and billing.

Professional Services

Global Services plays an important role in our business and in total represents about one-fourth of our net sales. We offer a comprehensive range of professional services to support network operators. These services accounted for 16 percent of our net sales in 2003 and include advisory, integration and management services. Our services organization has technical knowledge to support fixed networks, data (IP and ATM) and all major mobile network technologies.

Network operators are reducing operating expenditures by optimizing the operation and maintenance of their existing networks. As a result, many network operators are increasingly outsourcing network design, operations and maintenance activities. Our comprehensive portfolio of services can be customized or sold in packages to meet the needs of existing and new network operators. We have established the following broad categories of service areas to reflect this trend.

Advisory services

We provide consulting services to network operators for business planning and development, design and optimization of networks and the introduction of new services. Our global competence development program is designed to provide network operators with training and education to improve staff competency and develop skills in new technology areas.

Integration services

Telecommunication networks require very high quality of service. Expressions such as “telecom grade” or “carrier class,” indicate that service in principle is uninterrupted. Down time per year is normally less than 5 minutes. This is different from so called “best effort” standards used in the data communications industry. In this context, systems integration of various elements from multiple vendors is critical for overall network performance.

We provide services designed to help network operators implement new technologies and applications in a rapid and cost-effective manner in their increasingly technically complex networks. This area is comprised of solutions for the rollout of new networks, integration of end-user applications or migration from one network standard to another such as from 2G to 3G.

Managed services

We have the ability to assume full responsibility for network operations and are a leading supplier of managed services. We are currently operating a significant number of mobile and fixed networks on behalf of operators around the world. Our portfolio of management services is designed to assist network operators to provide uninterrupted service and operate their networks efficiently. It also includes solutions for managing service levels by providing customers with technical assistance, system maintenance and repair and return.

Phones

Sony Ericsson Mobile Communications

In October 2001, we formed Sony Ericsson Mobile Communications as a 50/50 joint venture with Sony Corporation. Our partnership with Sony allows us to leverage our knowledge of mobile telecommunications technologies and their expertise in consumer electronic devices and multimedia technology.

Sony Ericsson provides a full range of mobile handsets and also allows us to monitor the requirements and preferences of the consumer market for mobile handsets. We see this as an important driver for our mobile systems business and supports our ability to provide end-to-end systems to our customers.

In January 2003, each partner invested an additional EUR 150 million to strengthen the balance sheet of Sony Ericsson.

INFORMATION ON THE COMPANY

In June 2003, Sony Ericsson changed their strategy of broadly addressing all market segments and standards and instead decided to focus exclusively on products for GSM/EDGE/WCDMA globally and models for the Japanese market. This enabled the joint venture to consolidate their operations and significantly reduce costs. We believe the strategy was successful as Sony Ericsson is now generating operating profits and has started to regain market shares within their targeted segments, especially in the higher-end segments for camera handsets with color screens.

Other Operations

This segment principally consists of a number of small operations deemed too small to be reported as separate segments. Sales of Other Operations, in total, represent less than 10 percent of net sales. Other operations include Mobile Platforms, Technology Licensing, Enterprise Systems, Defense Systems, Network Technologies and other miscellaneous units. Several of these operations are in an investment phase with an expectation of future growth and eventual contribution to our operating profit.

Mobile Platforms

Our Mobile Platforms unit offers technology based on our comprehensive intellectual property portfolio to manufacturers of mobile handsets and other wireless devices. By licensing our technology and platforms, third party mobile handset and wireless device manufacturers can launch new products with limited R&D investments and can focus on product differentiation such as applications, industrial design, distribution and branding. We currently provide mobile platform products to more than 10 mobile handset suppliers, including our Sony Ericsson joint venture.

Ericsson Technology Licensing

Ericsson Technology Licensing provides Bluetooth solutions to many of the world’s largest consumer device manufacturers. We helped found the Bluetooth Special Interest Group (SIG) and were the first company to put Bluetooth consumer products into mass production. Based on technology initially developed by us in the early 1990’s, Bluetooth is now a universal low-power, low-cost radio standard that enables stationary and mobile devices to communicate wirelessly at short ranges.

Enterprise Systems

Our Enterprise Systems unit provides mobile communications systems and services that enable businesses, government entities and educational institutions to have seamless access to applications and services across multiple locations. We focus on providing mobile solutions such as Voice over Packet based PABX, wireless local area networks (WLAN), and Mobile Intranet solutions such as our Mobile Office.

Microwave Systems

Our Microwave Systems (aka Defense Systems) unit supplies advanced airborne, terrestrial and marine radar systems. Versions of Ericsson defense systems are operational in Sweden and more than 20 other countries.

Network Technologies (Cables)

Our Network Technologies group provides a full range of solutions that integrate copper and optical cables and power networks. A large portion of net sales from our Network Technologies group is attributable to intersegment sales.

JOINT VENTURES, COOPERATION ARRANGEMENTS AND VENTURE CAPITAL

In addition to our joint venture with Sony, which we describe under our business segment “Phones,” we are engaged in a number of other joint ventures, cooperation arrangements and venture capital initiatives.

Please see “Risk Factors – Risks Associated with our Business” for more information regarding risks associated with joint ventures, strategic alliances and third party agreements.

Ericsson Juniper Networks Mobile IP

In November of 2000, we formed a company with Juniper Networks to provide Mobile Internet routing products to wireless network operators building GPRS and 3G networks. We own 60 percent of this venture, which combines our mobile IP expertise with Juniper’s competence in IP routing systems to facilitate the interaction between mobile voice networks and IP data networks.

Symbian

We have a 17.5 percent ownership interest in Symbian, a software licensing company that supplies an open operating system for data-enabled mobile handsets. Symbian was established as a private company in June 1998 and is jointly owned by Nokia, Ericsson, Matsushita (Panasonic), Samsung, Sony Ericsson and Siemens. Our involvement in Symbian helps to promote and develop this advanced, open operating system, which we believe will be instrumental in facilitating the growth of the Mobile Internet.

.	INFORMATION ON THE COMPANY

Venture Capital

In order to support the development of Mobile Internet applications, systems and services, we participate in several venture capital investments. We make direct investments through our operating subsidiaries in companies that are strategic to our core businesses. In addition to direct investments, we have also formed joint ventures to facilitate and support our venture capital activities. For example, Ericsson Venture Partners was formed in 2000 together with Investor AB, AB Industrivärden and Merrill Lynch. The venture focuses on investments in the communications industry in Europe, the Americas and the Middle East with particular emphasis on the Mobile Internet market.

RESEARCH AND DEVELOPMENT (R&D)

We believe that our future success depends to a large part on our continued ability to deliver systems and services based on advanced technologies. Accordingly, while we have significantly rationalized our R&D activities, we continue to have one of the largest programs in the industry with significant investments in technology related to our future business. The majority of our R&D activities are based in Sweden.

R&D expenditures excluding restructuring costs and capitalization	2003	2002	2001
R&D SEK billion	23.2	29.3	43.1
As percent of sales	20%	20%	19%
Number of R&D sites	25	30	70
Employees in R&D	16,500	20,500	25,200

Please see “Risk Factors – Risks Associated with our Business” and “Board of Directors’ Report – Products, Research and Development” for more information regarding product and technology development.

INTELLECTUAL PROPERTY AND LICENSING

Through many years of involvement in the development of new technologies, we have built up a considerable portfolio of intellectual property rights relating to telecommunications technologies, especially mobile communications. As of December 31, 2003, we held over 15,000 (12,000) patents worldwide, including a substantial number of patents essential to the 2G/2.5G standards of GSM/GPRS, TDMA and CDMA, as well as numerous patents essential to 3G standards, including WCDMA, CDMA2000 and EDGE. We also hold important patents for many other areas, e.g. Voice over IP (VoIP), ATM, WAP, WLAN, mobile platforms and Bluetooth. In addition, we hold a number of trademarks around the world.

Our intellectual property rights are valuable business assets and we license these rights to many other companies including equipment suppliers, handset manufacturers and wireless applications developers, in return of royalty payments and access to additional intellectual property rights. Sometimes, we acquire rights via licenses to utilize intellectual property rights of third parties. We believe that we have access to all related patents that are material to our business in part or in whole.

Please see “Risk Factors – Risks Associated with our Business, Our products incorporate complex technology involving intellectual property rights (IPR) developed by us that may be difficult to protect or may be found to infringe on the rights of others” for more information regarding Intellectual Property Rights (IPR).

PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2003, no land, buildings, machinery and equipment were pledged as collateral for outstanding indebtedness. During 2000 and 2001, we disposed of the majority of the real estate properties that we owned. We believe the properties we now occupy are suitable for our present needs, but due to restructuring and reduced headcount, we have certain amounts of excess space, which we are working to reduce.

Capital expenditures

The following table sets forth a breakdown of our annual capital expenditures during the three years ended December 31, 2003:

(SEK billion)	2003	2002	2001
Capex	3.5	2.7	8.7
- of which in Sweden	1.1	1.2	3.8

Through downsizing, outsourcing and leasing we have been able to significantly reduce our capital expenditures. Capital expenditures in 2003 were mainly for investments in test equipment used to develop, manufacture and deploy systems products.

We continuously monitor our capital expenditures and evaluate whether adjustments to our budget are necessary in light of market conditions and other economic factors. We do not expect our capital expenditures during 2004 to be materially different than for 2003.

Manufacturing and assembly

Our systems manufacturing consists of two basic production activities, module and node. We have 14 significant manufacturing and assembly locations worldwide with a total of approximately 340,000 square meters of floor space. We lease all but two of these facilities, one in China and the other in Brazil.

The Systems segment consumes more than two-thirds of the total floor space with cables and power modules consuming

INFORMATION ON THE COMPANY

most of the rest. In addition, we outsource a significant amount of Systems module production to several electronic manufacturing service (EMS) companies, who have major sites in Sweden, Poland, Estonia, and Hungary as well several locations in China. Including the EMS production, approximately 50 percent of Systems module production and 80 percent of Systems node production is performed in Sweden.

We intend to continue to outsource module production where adequate manufacturing capacity and expertise are available on favourable terms. Such outsourcing of the major part of module manufacturing provides us greater flexibility to adapt to economic and market changes. However, the timing and level of outsourcing is a balance between short-term demand and longer-term flexibility. Therefore, we also plan to normally use our own production capabilities to absorb temporary changes in volumes.

We manage our own production capacity on a global basis by allocating production to sites where capacity is available and costs are competitive. At year-end 2003, our overall utilization was close to 100 percent as we reduced our production capacity in 2002 and early 2003.

The table below summarizes the number of our manufacturing and assembly facilities as well as the total square meters of floor space at year-end.

	2003		2002
	Sites	Sq Meters	Sites	Sq Meters
Country
Sweden	10	310,000	11	327,000
USA	0	0	3	14,400
China	3	9,500	3	9,500
Brazil	1	22,100	1	22,100
Other	0	0	1	6,600

Total	14	341,600	19	379,600

Sources and Availability of Materials

We make significant purchases of electronic components, aluminum, steel, silicon, precious metals, plastics and other materials and components from many domestic and foreign sources. We continue to develop and maintain alternative sources of supply for essential materials and components and are involved, to a limited extent, in the production of certain strategic components to avoid complete dependence on outside suppliers. We believe that we will be able to obtain sufficient materials and components from world market sources to meet our production requirements. The recent economic slowdown has caused overcapacity and excess supply and inventories for many of our suppliers, resulting in reduced prices and delivery lead times.

PARENT COMPANY OPERATIONS

The business of our parent company, Telefonaktiebolaget LM Ericsson, consists mainly of corporate management and holding company functions. Parent company operations also include internal banking and customer credit management activities performed by Ericsson Treasury Services AB and Ericsson Credit AB. As of December 31, 2003, our parent company had branch and representative offices in 14 countries and had approximately 650 employees.

ORGANIZATIONAL STRUCTURE

For a listing of our significant subsidiaries, please see Notes to the Financial Statements – Note 12, Investments .

ENVIRONMENTAL AND REGULATORY MATTERS

We are subject to certain environmental and health and safety laws and regulations that affect our operations, facilities and products in each of the jurisdictions in which we operate. It is our policy to comply with environmental requirements and to provide workplaces for employees that are safe, environmentally sound, and that will not adversely affect the health or environment of communities in which we operate. We believe that we are in substantial compliance with all environmental and health safety laws and regulations required by our operations and business activities.

Please see “Risk Factors – Risks Associated with our Business, Our current and historical operations are subject to a wide range of environmental, health and safety regulations” and “Sustainability and Environment” in the Board of Directors’ Report for more information regarding environmental matters. Also see our web site at www.ericsson.com/sustainability for more information including economic, social and environmental aspects of our strategy and business activities. Information on our web site does not form part of this document.

DIRECTORS, SENIOR MANAGEMENT AND AUDITORS

Directors, Senior Management and Auditors

BOARD OF DIRECTORS

Our Board of Directors consists of nine Directors elected by the shareholders at the Annual General Meeting on April 8, 2003, and three employee representatives, each with a deputy, appointed by the respective trade union.

The Board of Directors has three committees, i.e. the Finance, Audit and Remuneration Committees. In addition, there is a nomination committee comprised of the Chairman of the Board of Directors and representatives of Ericsson’s primary shareholders. The committees are described below under the heading “Board Procedures and Committees” and more in detail in the Board of Directors’ Report (page 6).

Michael Treschow, Chairman (since 2002)

Chairman of the Board of Directors. Chairman of the Finance Committee and member of the Remuneration Committee. Chairman of the Nomination Committee. Member of the Board of Directors of Electrolux, ABB and B-Business Partners. Deputy Chairman of the Confederation of Swedish Enterprise.

Arne Mårtensson, Director (since 2003)

Ekon. Dr h.c. Deputy Chairman of the Board of Directors and member of the Finance Committee. Chairman of the Board of Directors of Handelsbanken. Member of the Board of Directors of Holmen, Industrivärden, Sandvik, Skanska and Vin & Sprit. Chairman of the Advisory Board of Stockholm School of Economics. Member of the Swedish Industry and Commerce Stock Exchange Committee and the International Business Council of the World Economic Forum.

Marcus Wallenberg, Director (since 1996)

Deputy Chairman of the Board of Directors and member of the Finance Committee. President of Investor. Deputy Chairman of Saab and SEB. Member of the Board of Directors of, among others, AstraZeneca, Investor, Scania, Stora Enso and the Foundation of Knut and Alice Wallenberg.

Sir Peter L. Bonfield, CBE, Director (since 2002)

Member of the Audit Committee. Member of the Board of Directors of AstraZeneca, Mentor Graphics and T.S.M.C. Vice President of the British Quality Foundation. Member of the International Advisory Group of Citigroup.

Sverker Martin-Löf, Director (since 1993)

Chairman of the Audit Committee. Chairman of the Board of Directors of SCA, SSAB and Skanska. Member of the Board of Directors of Boliden, Handelsbanken, Industrivärden and the Confederation of Swedish Enterprise.

Eckhard Pfeiffer, Director (since 2000)

Member of the Audit Committee. Chairman of the Board of Directors of Intershop Communications. Member of the Board of Directors of General Motors, IFCO Systems and Sytek Capital. Member of the Advisory Board of Deutsche Bank.

Peter Sutherland, Director (since 1996)

Ekon. Dr h.c. Chairman of the Remuneration Committee. Chairman of the Board of Directors of Goldman Sachs International and British Petroleum. Member of the Board of Directors of Investor, the Royal Bank of Scotland Group and the National Westminster Bank.

Board of Directors

Name	Member since	Age	Position	No. of Class B shares	Options 2)
Michael Treschow	2002	60	Chairman	770,000	—
Arne Mårtensson 1)	2003	52	Deputy Chairman	13,400	—
Marcus Wallenberg 1)	1996	47	Deputy Chairman	704,000	—
Peter L. Bonfield	2002	59	Director	—	—
Sverker Martin-Löf 1)	1993	60	Director	52,000	—
Eckhard Pfeiffer	2000	62	Director	3,040	—
Carl-Henric Svanberg	2003	52	Director & CEO	15,572,231	—
Peter Sutherland 1)	1996	57	Director	—	—
Lena Torell	2002	57	Director	50,000	—
Jan Hedlund	1994	57	Employee Representative	875	—
Per Lindh	1995	46	Employee Representative	70	—
Åke Svenmarck	2000	61	Employee Representative	503	—
Monica Bergström	1998	43	Deputy Employee Representative	525	—
Göran Engström 2)	1994	56	Deputy Employee Representative	10,941	2,805
Arne Löfving	2003	51	Deputy Employee Representative	5,030	—

1)	Arne Mårtensson and Sverker Martin-Löf are also Directors of Industrivärden. Mr. Wallenberg is President and Director of Investor. Mr. Sutherland is also Director of Investor. Investor and Industrivärden are Ericsson’s two largest shareholders, based on voting rights.

2)	Number of Class B shares assuming full exercise of options under applicable plan.

DIRECTORS, SENIOR MANAGEMENT AND AUDITORS

Carl-Henric Svanberg, Director (since 2003)

President and CEO of Telefonaktiebolaget LM Ericsson. Member of the Board of Directors of Assa Abloy and Hexagon.

Lena Torell, Director (since 2002)

Doctor of Physics. Professor. Member of the Remuneration Committee. President of the Royal Swedish Academy of Engineering Science. Member of the Board of Directors of Gambro, Imego, Ireco Holding, Universeum and the European Council of Applied Sciences and Engineering.

Jan Hedlund, Director (since 1994)

Member of the Audit Committee. Employee representative.

Per Lindh, Director (since 1995)

Member of the Remuneration Committee. Employee representative.

Åke Svenmarck, Director (since 2000)

Member of the Finance Committee. Employee representative.

Monica Bergström, Deputy Director (since 1998)

Employee representative.

Göran Engström, Deputy Director (since 1994)

Employee representative.

Arne Löfving, Deputy Director (since 2003)

Employee representative.

Carl-Henric Svanberg is the only Director who holds a management position at Ericsson. No Director has been elected pursuant to an arrangement or understanding with any major shareholder, customer, supplier or other person. No Director has a family relationship with any other Director or executive officer.

BOARD PROCEDURES AND COMMITTEES

The Board designates, through a work procedure, how various responsibilities will be distributed among the Board and its committees and between the Board and the President. This work procedure is revised and adopted by the Board at least once a year. The work of the Committees are principally of a preparatory character, i.e. the committees prepare matters for final resolution by the Board. However, the Board has authorized each committee to decide on certain issues in limited areas and may also provide extended authorization to a committee to decide on specific matters.

The Audit Committee consists of four members appointed by the Board. The present members are Sverker Martin-Löf, Chairman of the committee, Sir Peter L. Bonfield, Eckhard Pfeiffer and Jan Hedlund. The Audit Committee is primarily responsible for reviewing annual and interim financial statements, overseeing the external audit process, including audit fees and the internal audit function, resolving matters arising during the course of audits and reviewing at least annually, the effectiveness and appropriateness of internal control functions.

Pursuant to the Board’s work procedure, the Audit Committee reviews the audited financial statements with management and the independent auditors, including the conformity with generally accepted accounting principles. The Audit Committee also reviews with management the reasonableness of significant estimates and judgments made in preparing the financial statements, as well as the quality of the disclosures in the financial statements. In addition, the Audit Committee reviews matters and reservations arising from audits performed, the auditors’ independence from management and the company. The Audit Committee has also implemented pre-approval procedures to non-audit services performed by external auditors. The Audit Committee is authorized to engage and determine funding for independent counsel and other advisors to the Committee.

The Finance Committee consists of four members appointed by the Board. The present members are Michael Treschow, Chairman of the committee, Arne Mårtensson, Marcus Wallenberg and Åke Svenmarck. The Finance Committee is primarily responsible for handling matters regarding acquisitions and divestments, capital contributions to companies inside and outside the Ericsson group, raising of loans, issuances of guarantees and similar undertakings and approvals of financing support to customers in excess of USD 25 million, as well as continuously monitoring the group’s financial risk exposure.

DIRECTORS, SENIOR MANAGEMENT AND AUDITORS

The Remuneration Committee consists of four Directors appointed by the Board. The present members are Peter Sutherland, Chairman of the committee, Lena Torell, Michael Treschow and Per Lindh. The Remuneration Committee is primarily responsible for reviewing and preparing proposals of salary and other remuneration, including retirement compensation, to the President, Executive Vice Presidents, and other officers reporting directly to the President. These proposals are thereafter presented to the Board for resolution. In addition, the committee is responsible for strategies and general guidelines with respect to employee compensation, including incentive plans and retirement compensation.

The Nomination Committee, elected by the Annual General Meeting, consists of Michael Treschow, Chairman of the committee, and the following shareholder representatives: Claes Dahlbäck, Investor, Anders Ek, Robur, Anders Nyrén, Industrivärden and Lars Otterbeck, Alecta.

The main task of the committee is to nominate individuals for election to the Board of Directors. The Nomination Committee also prepares proposals concerning Directors’ fees, which are presented at the Annual General Meeting for resolution, and presented in Notes to the Financial Statements – Note 29.

SENIOR MANAGEMENT

The Board of Directors appoints the President, the Chief Executive Officer and Executive Vice Presidents.

The Chief Executive Officer, the Deputy Chief Executive Officer, the Chief Financial Officer, the heads of Group Functions, the Senior vice president & Chief Technical Officer and the heads of Business Units CDMA, Access, Systems and Global Services comprise the Group Management Team of the Company. The members and the year of appointment are as follows:

Carl-Henric Svanberg

Carl-Henric Svanberg is the President & Chief Executive Officer and member of the Board of Directors (since April 2003). Prior to assuming this position, Carl-Henric Svanberg was the President and Chief Executive Officer of the Assa Abloy Group.

Per-Arne Sandström

First executive vice president and deputy Chief Executive Officer (since April 2003). Prior to assuming this position, Per-Arne Sandström was Chief Operating Officer.

Karl-Henrik Sundström

Executive vice president and Chief Financial Officer and head of Group Function Finance (since April, 2003). Prior to assuming this position, Karl-Henrik Sundström was head of Business Unit Global Services.

Group Management Team

Name	Appointed year	Age	Position	Class A shares	Class B shares	Options 1)
Carl-Henric Svanberg	2003	51	President & CEO	—	15,572,231	—
Per-Arne Sandström	2001	56	First executive vice president & deputy CEO	—	105,830	461,004
Karl-Henrik Sundström	2003	43	Executive vice president & CFO	—	2,846	328,814
Carl Olof Blomqvist	1999	52	Group Function Legal Affairs	6,080	10,488	322,096
Håkan Eriksson	2004	42	General manager Research & Development	—	—	283,308
Mats Granryd	2004	41	General manager Business Unit CDMA	—	6,000	135,952
Marita Hellberg	2003	48	Head of Group Function Human Resources & Organization	—	22,253	—
Kurt Jofs	2004	45	General manager Business Unit Access	—	200,000	—
Torbjörn Nilsson	1998	50	Group Function Stategy & Product Management	—	49,399	571,923
Bert Nordberg	2004	47	Group Function Sales & Marketing	—	4,407	367,248
Björn Olsson	2004	47	General manager Business Unit Systems	—	8,386	343,835
Henry Stenson	2002	48	Group Function Communications	—	10,000	100,000
Per Tjernberg	2004	41	Group Function IS/IT & Sourcing	—	22,000	—
Hans Vestberg	2003	38	General manager Business Unit Global Services	—	8,009	143,763

1)	Aggregate number of Class B shares assuming full exercise of options under applicable plans.

DIRECTORS, SENIOR MANAGEMENT AND AUDITORS

Carl Olof Blomqvist

Senior vice president and general counsel and head of Group Function Legal Affairs (since May 1999). Prior to assuming this position, Carl Olof Blomqvist was a partner of Mannheimer Swartling law firm.

Håkan Eriksson

Senior vice president and Chief Technical Officer and general manager Research & Development (since January, 2004). Prior to assuming this position, Håkan Eriksson was vice president & general manager Research & Development.

Mats Granryd

Senior vice president and general manager Business Unit Mobile Systems CDMA (since January 2004). Prior to assuming this position Mats Granryd was head of Core Unit Supply.

Marita Hellberg

Senior vice president and head of Group Function Human Resources & Organization (since September 2003). Prior to assuming this position, Marita Hellberg was head of Human Resources of NCC.

Kurt Jofs

Vice president and general manager Business Unit Access (since January 2004). Prior to assuming this position Kurt Jofs has held senior management positions in, among others, Linjebuss and ABB Ventilation Products.

Torbjörn Nilsson

Senior vice president (since October 1998) and head of Group Function Strategy & Product Management. Prior to assuming this position, Torbjörn Nilsson was head of Group Function Marketing & Strategic Business Development.

Bert Nordberg

Senior vice president and head of Group Function Sales & Marketing (since January 2004). Prior to assuming this position, Bert Nordberg was head of Business Unit Systems.

Björn Olsson

Senior vice president and head of Business Unit Systems (January 2004). Prior to assuming this position, Björn Olsson was Chief Information Officer.

Henry Sténson

Senior vice president and head of Group Function Communications (since May 2002). Prior to assuming this position, Henry Sténson was head of SAS Group Communication, SAS AB.

Per Tjernberg

Senior vice president and head of Group Function IS/IT & Sourcing (since January 2004). Prior to assuming this position Per Tjernberg was head of Sourcing.

Hans Vestberg

Senior vice president and head of Business Unit Global Services (January 2004). Prior to assuming this position, Hans Vestberg was head of Market Unit Mexico.

Apart from the Group Management Team, there is an Extended Management Team consisting of the officers of the Group Management Team and:

•	Cesare Avenía, vice president and general manager Market Unit Italy and account executive Telecom Italia,

•	Sivert Bergman, vice president and general manager Business Unit Transmission & Transport Networks,

•	Rory Buckley, vice president and general manager Market Unit North West Europe and account executive Vodafone,

•	Ragnar Bäck, senior advisor to the President and CEO,

•	Jan Campbell, vice president and general manager Market Unit India & Sri Lanka,

•	Jan Malm, vice president and general manager Market Unit China,

•	Ingemar Naeve, vice president and general manager Market Unit Iberia and account executive Telefónica,

•	Mats Olsson, vice president and general manager Market Unit South East Asia,

•	Angel Ruiz, vice president and general manager Market Unit North America, and

•	Gerhard Weise, vice president and general manager Market Unit Mexico.

No member of the Extended Management Team has a family relationship with any Director or member of the Extended Management Team. No member of the Extended Management Team has any business activities which compete with or in any other way negatively affect Ericsson’s business, and no member of the Extended Management Team has been appointed on account of any arrangement or understanding with any major shareholder, customer, supplier or other person.

DIRECTORS, SENIOR MANAGEMENT AND AUDITORS

During 2003, the officers below were members of the former senior management of the Company:

Kurt Hellström

Up to the Annual General Meeting on April 8, 2003, Kurt Hellström was president and Chief Executive Officer. Thereafter Kurt Hellström assumed a position as executive vice president up to December 31, 2003, when he retired.

Sten Fornell

Former Chief Financial Officer. Sten Fornell left the Company on December 31, 2003.

Ragnar Bäck

Former executive vice president and head of Market Area Asia Pacific. Ragnar Bäck has assumed a position as senior advisor to the President and CEO.

Mats Dahlin

Former executive vice president and Head of Market Area Europe, Middle East & Africa. On January 1, 2004, Mats Dahlin assumed a position as president of Ericsson Enterprise.

Britt Reigo,

Former senior vice president and head of Group Function People & Culture. Britt Reigo retired on December 31, 2003.

Jan Uddenfeldt

Former senior vice president and head of Group Function Research & Development. Jan Uddenfeldt has assumed a position as Senior Advisor Technology to the President and CEO.

Gerhard Weise

Former executive vice president and head of Market Area Americas. Gerhard Weise has assumed a position as vice president and general manager Market Unit Mexico.

AUDITORS

Statutory auditors

Carl-Eric Bohlin

Authorized Public Accountant, PricewaterhouseCoopers

Bo Hjalmarsson

Authorized Public Accountant, PricewaterhouseCoopers

Thomas Thiel

Authorized Public Accountant, KPMG

Deputy auditors

Jeanette Skoglund

Authorized Public Accountant, PricewaterhouseCoopers

Peter Clemedtson

Authorized Public Accountant, PricewaterhouseCoopers

Stefan Holmström

Authorized Public Accountant, KPMG

FIVE - YEAR SUMMARY

Five-year Summary

SEK million	2003		2002 6)	2001 6) 7)	2000 6) 7)	1999 6) 7)
Net sales	117,738		145,773	231,839	273,569	215,403
Operating income	–11,239		–21,299	–27,380	30,828	17,469
Financial net	–864		–1,536	–1,744	–1,189	–557
Net income	–10,844		–19,013	–21,264	21,018	12,130

Year-end position
Total assets	182,372		209,113	257,521	263,282	211,412
Net assets	62,780		76,076	72,240	94,587	71,492
Working capital	58,873		73,026	104,998	97,261	70,426
Capital employed	108,989		137,539	162,119	154,014	124,393
Tangible assets	6,505		9,964	16,641	23,104	24,974
Stockholders’ equity	60,481		73,607	68,587	91,686	69,176
Minority interests	2,299		2,469	3,653	2,901	2,316
Interest-bearing provisions and liabilities	46,209		61,463	89,879	59,427	52,901

Other information
Earnings per share, diluted, SEK2) 4) 5)	–0.69		–1.51	–1.94	1.91	1.11
- in accordance with US GAAP, diluted2) 4) 5)	–0.68		–1.58	–2.27	2.12	1.39
Cash dividends per share, SEK2) 4)	0	1)	0	0	0.36	0.36
Cash dividends per share, USD2) 4)	0	1)	0	0	0.04	0.04
Stockholders’ equity (SEK per share)	3.82		4.65	8.67	11.59	8.84
Earnings per share, basic, SEK2) 4)	–0.69		–1.51	–1.94	1.93	1.12
Number of shares (in millions)
- outstanding, at end of period	15,826		15,820	7,909	7,909	7,829
- average, basic2) 4)	15,823		12,573	10,950	10,896	10,824
- average, diluted2) 4)	15,841		12,684	11,072	11,100	11,060
Additions to tangible assets	3,493		2,738	8,726	12,643	9,227
Depreciation on tangible assets	3,754		5,514	6,486	10,040	6,548
R&D and other technical expenses3)	28,553		33,455	46,640	41,921	33,123
- as percentage of net sales3)	24.3%		23.0%	20.1%	15.3%	15.4%

Ratios
Return on equity	–16.2%		–26.7%	26.5%	26.1%	18.3%
Return on capital employed	–5.9%		–11.3%	–14.3%	24.8%	18.1%
Equity ratio	34.4%		36.4%	28.1%	35.9%	33.8%
Debt-equity ratio	0.7		0.8	1.2	0.6	0.7
Current ratio	1.6		1.7	1.7	1.6	1.6
Capital turnover	1.0		1.0	1.5	2.0	1.9
Inventory turnover	6.1		5.1	4.8	5.0	4.8
Accounts receivable turnover	3.4		3.0	3.4	3.8	3.5
Return on sales	–6.2%		–11.7%	–9.7%	12.6%	9.3%
Payment readiness	75,309		66,306	60,239	23,567	24,389
- as percentage of net sales	64.0%		45.5%	26.0%	8.6%	11.3%
Net debt	–26,998		–4,751	20,955	23,657	22,932

Statistical data, year-end
Orders booked, net	113,000		128,351	221,477	292,344	223,828
Backlog of orders	58,825		63,228	87,414	101,215	83,976
Number of employees
- Worldwide	51,583		64,621	85,198	105,129	103,290
- Of which in Sweden	24,408		30,421	37,328	42,431	44,040

1)	For 2003, proposed by the Board of Directors.

2)	1999 adjusted for 4-for-1 stock split.

3)	1999-2000 adjusted to exclude research and development costs regarding customer orders included in cost of sales.

4)	1999-2001 adjusted for stock dividend element of stock issue.

5)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

6)	2002 restated for changed accounting principles. 2001, 2000 and 1999 have not been restated as the information is not readily available.

7)	Restated for changed accounting principles in Sweden 2002 regarding consolidation of companies according to new RR1.

FIVE - YEAR SUMMARY

US GAAP

SEK million, unless otherwise stated	2003 2)	2002 2)	2001 1) 2)	2000 1)	19991)
Net sales	117,738	145,773	231,839	273,569	215,403
Operating income (loss)	–11,666	–23,254	–32,833	35,350	21,903
Net income (loss), after cumulative effect of accounting change	–10,597	–19,918	–24,403	23,393	15,239
Earnings (loss) per share, after cumulative effect of accounting change, basic (SEK per share)3) 4) 5)	–0.67	–1.58	–2.23	2.15	1.41
Earnings (loss) per share, after cumulative effect of accounting change, diluted (SEK per share)3) 4) 6)	–0.68	–1.58	–2.27	2.12	1.39
Total assets	195,611	226,480	282,207	291,013	235,950
Stockholders’ equity	69,963	83,203	77,801	109,217	85,616
Capital stock	16,132	15,974	8,066	7,910	4,893
Number of shares (in millions):
- average, basic3) 4)	15,823	12,573	10,950	10,896	10,824
- average, diluted3) 4)	15,831	12,684	11,057	11,017	11,060

1)	Upon adaption of SFAS142 on January 1, 2002, Ericsson ceased amortization of all goodwill for US GAAP reporting purposes. Amortization expense on goodwill on a US GAAP basis for the years ended December 31, 2001, 2000 and 1999 was SEK 1,123 million, SEK 761 million and SEK 684 million, respectively.

2)	Effective October 1, 2001, Sony Ericsson Mobile Communications assumed substantially all of the operations of the Phones segment. As of this date, 50 percent of the results of the Sony Ericsson joint venture are reported under “Share in earnings of joint ventures and associated companies” pursuant to equity accounting principles. Retained Phones operations are reported under “Other operations”.

3)	1999 adjusted for 4-for-1 stock split.

4)	1999-2001 adjusted for stock dividend element of stock issue.

5)	Earnings (loss) per share, basic, are calculated by dividing net income (loss), after cumulative effect of accounting change, by average number of shares outstanding, basic.

6)	Diluted earnings (loss) per share are calculated by dividing net income (loss), after cumulative effect of accounting change, by the sum of the average number of shares outstanding plus all additional shares that would have been outstanding if all convertible debentures were converted and stock options were exercised. Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Working capital: Current assets less current non-interest-bearing provisions and liabilities.

Capital employed: Capital employed is defined as total assets less non-interest-bearing provisions and liabilities.

Earnings per share: See Notes to the Financial Statements – Note 1, Accounting Policies for information of principles for calculation earnings per share. For earnings per share in accordance with US GAAP, see Notes to the Financial Statements – Note 32.

Cash dividends per share: Defined as dividends paid divided by average number of shares, basic.

Stockholders’ equity (SEK per share): Defined as Stockholders’ equity divided by the number of shares outstanding.

Return on equity: Defined as Net income expressed as a percentage of average adjusted Stockholders’ equity (based on the amounts at January 1 and December 31).

Return on capital employed: Defined as the total of Operating income plus Financial income as a percentage of average capital employed (based on the amounts at January 1 and December 31).

Equity ratio: Defined as the total of stockholders’ equity and minority interest in equity of consolidated subsidiaries, expressed as a percentage of total assets.

Debt-equity ratio: Defined as total interest-bearing provisions and liabilities divided by the total of stockholders’ equity and minority interest in equity of consolidated subsidiaries.

Current ratio: Current assets divided by the sum of current provisions and liabilities.

Capital turnover: Net sales divided by average capital employed.

Inventory turnover: Cost of sales divided by average inventory.

Accounts receivable turnover: Net sales divided by average accounts receivable.

Return on sales: Operating income plus Financial income divided by net sales.

Payment readiness: Defined as cash and short-term investments less short-term borrowings plus long-term unused credit commitments. Payment readiness is also shown as a percentage of net sales.

RISK FACTORS

Risk Factors

You should carefully consider all the information in this annual report and in particular the risks and uncertainties outlined below. Any of the factors described below, or any other factors discussed elsewhere in this report, could have a material negative effect on our business, operational results, financial condition, liquidity and/or our share price. Furthermore, our operational results may have a greater variability than in the past and we may have more difficulty in accurately predicting future developments.

Risk Associated with the Industry and Market Conditions

We conduct business throughout the world and are subject to the effects of general global economic conditions as well as conditions unique to a specific country and region. In particular, we are affected most by the market conditions within the telecommunications industry.

We are subject to political, economic and regulatory changes in the various countries in which we operate all of which could impact our operating results.

We conduct business in over 140 countries with a significant proportion of our sales originating from emerging markets in Asia Pacific, Latin America, the Middle East and Africa. We expect that sales to emerging markets will be an increasing portion of total sales as developing nations and regions around the world increase their investments in telecommunications, especially for mobile communications. We already have extensive operations in many of these countries, which involve certain risks, including volatility in gross domestic product, civil disturbances, economic and political instability, nationalization of private assets and the imposition of exchange controls.

Changes in regulatory requirements, tariffs and other trade barriers, price or exchange controls or other governmental policies in the countries in which we conduct business could limit our operations and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights.

We are subject to the market conditions affecting the capital and operating expenditures of our customers for equipment and services making demand for our products and services highly unpredictable.

Adverse economic conditions worldwide have contributed to dramatic downturns in the Internet and telecommunications markets since the beginning of 2001. Postponed investments and cost-cutting initiatives by many network operators to improve their financial position resulted in significantly reduced capital expenditures for network infrastructure. Consequently, the operator spending for network equipment and associated rollout services has declined substantially and we believe, are now stabilizing at a level 25–30 percent lower than in 2001. During this period, our business, operating results and share price have suffered. We have adopted measures to reduce costs and improve efficiency with the aim of restoring profitability even if the market remains at currently depressed levels. However, if demand continues to fall, or is significantly weaker than expected, we may experience further material adverse effects and may incur operating losses in the future.

Our business essentially depends upon the continued growth of mobile communications.

Most of our business depends on continued growth in mobile communications in terms of both the number of subscribers as well as increased usage, which in turn requires the continued deployment of our products by customers to meet this increasing traffic demand. In particular, we are dependent on operators in highly penetrated markets to successfully introduce services that cause a substantial increase in usage for both voice and data. In lower-income markets, we are to a certain extent, dependent on the availability of lower-cost handsets in addition to affordable tariffs by operators to support a continued increase of mobile subscribers. If operators are not successful in their attempts to increase the number of subscribers and/or stimulate increased usage, our business and operational results could be materially adversely affected.

Changes in the regulatory environment for telecommunications systems and services could negatively impact our business.

Telecommunications is a regulated industry and regulatory changes affect both our customers and us. For example, changes in regulation that impose more stringent, time-consuming or costly planning, zoning requirements or building approvals regarding the construction of base stations and other network infrastructure could adversely affect the timing and costs of new network construction or expansion and the commercial launch and ultimate commercial success of these networks. Similarly, tariff regulation that affects the pricing of new services offered by operators could also affect their ability to invest in network infrastructure which in turn could affect the sales of our systems and services.

License fees, environmental, health and safety, privacy and other regulations may increase costs and restrict operations of network operators and service providers. The indirect impact of these changes in regulation could affect our business adversely even though the specific regulations may not directly apply to our products or us.

RISK FACTORS

Consolidation among network operators may increase our dependence on a limited number of key customers.

The market for mobile network equipment is highly concentrated, with the 10 largest operators representing more than 50 percent of the total market in terms of subscribers and the top 20 representing over 65 percent. Network operators have experienced significant consolidation, especially for companies operating in different countries. This trend is expected to continue while intra-country consolidation is likely to accelerate as a result of competitive pressure.

If the combined companies operate in the same geographic market, less network equipment and associated services may be required. Another possible consequence of customer consolidation is that it could cause a delay in their network investments while they negotiate merger/acquisition agreement, secure necessary approvals, or are constrained by efforts to integrate the businesses. Moreover, fewer significant customers will increase our reliance on key customers and, due to the increased size of these companies, may negatively impact our bargaining position and profit margins.

Consolidation among equipment and services suppliers may lead to increased competition and a different competitive landscape.

We expect the trend toward consolidation in our industry to continue as suppliers attempt to strengthen or expand their market positions in an evolving market. We believe that industry consolidation may result in stronger competitors that are better able to compete as end-to-end suppliers as well as competitors who are more specialized in particular areas. Consolidation may also result in competitors with greater resources, including technical and engineering resources, than we have. This could have a material adverse effect on our business, operating results, and financial condition.

We operate in a highly competitive industry, which is subject to price pressure and rapid technological change.

The markets for our products are highly competitive in terms of pricing, functionality and service quality, the timing of development and introduction of new products, customer service and terms of financing. We face intense competition from significant competitors. Our competitors may implement new technologies before we do, allowing them to offer more attractively priced or enhanced products, services or solutions than we provide. Some of our competitors may have greater resources in certain business segments or geographic markets. We may also encounter increased competition from new market entrants, alternative technologies or alternative telecommunications platforms. Our operating results significantly depend on our ability to compete in this market environment, in particular on our ability to adapt to political, economic or regulatory changes, to introduce new products to the market and to continuously enhance the functionality while reducing the cost of new and existing products.

We engage in customer financing, which exposes us to credit and other risks relating to our customers’ businesses and operations.

We expect demand for customer financing to continue, especially from operators in emerging markets. We believe customer financing is a competitive factor in obtaining business and we sometimes provide financing to our customers, or provide guarantees to banks or other third parties that provide such financing. In addition, some of our customers purchase products and services from us on deferred payment terms. The risks associated with customer finance may be significant, particularly in relation to network operators that do not yet have an established revenue stream or have limited experience or no proven track record. We evaluate our customer credits on a regular basis and make appropriate risk provisions, however, if financed customers encounter financial difficulties and are unable to make payments, defaults could occur and could result in restructuring of the financing arrangements or credit losses. Such an event could have a material adverse effect on our business, results of operations or financial condition.

For more information on our customer finance arrangements, see Notes to the Financial Statements – Note 21.

RISK FACTOR

Liability claims related to and public perception of the potential health risks associated with electromagnetic fields could negatively affect our business.

We are subject to claims that mobile handsets and other telecommunications devices that generate electromagnetic fields expose users to health risks. At present, a substantial number of scientific studies conducted by various independent research bodies have indicated that electromagnetic fields, at levels within the limits prescribed by public health authority safety standards and recommendations, cause no adverse effect to human health. However, any perceived risk or new scientific findings of adverse health effects of mobile communication devices and equipment could adversely affect us through a reduction in sales. Although we comply with all current safety standards and recommendations regarding electromagnetic fields, we cannot assure you that we will not become the subject of product liability claims or be held liable for such claims or be required to comply with future regulatory changes that may have an adverse effect on our business. See also Board of Directors’ Report – legal and tax proceedings.

Strategic and Operational Risks

Our business is subject to a wide variety of factors that impact our strategies and operating results. Any of these factors could have a material adverse impact on our operating results. Furthermore, results of operations for any period may not necessarily be indicative of results to be expected in future periods. Consequently, our operating results may fluctuate significantly from period to period and possibly more than they have historically which may lead us to revise our estimates and/or strategies more frequently than in the past.

Most of our business is derived from a limited number of customers.

We derive most of our business from large, multi-year network build-out agreements with a limited number of significant customers. Out of a customer base of more than 425 network operators, the ten largest customers account for almost 50 percent of our net sales while the 20 largest customers account for approximately 65 percent of our net sales. Although no single customer currently represents more than 12 percent of sales, the loss of, or a reduced role with, a key customer for any reason could have a significant adverse impact on sales, profit and market share for an extended period.

Some long-term contracts expose us to risks of cost overruns and extended payment terms.

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

We expend significant resources on product and technology R&D which may not be successful in the market.

Developing new products or updating existing products and solutions requires significant levels of financial and other commitments to research and development, which may not always result in success. We are also actively engaged in the development of technology standards that we are incorporating into our products and solutions. In order to be successful, those standards must be accepted by relevant standardization bodies and by the industry as a whole. Our sales and earnings may suffer if we invest in developing technologies and technology standards that do not function as expected, are not adopted in the industry or are not accepted in the marketplace within the timeframe we expect, or at all.

Please also see sections “Products, Research and Development” in the Board of Directors’ Report and “Research and Development” in Information on the Company.

We enter into joint ventures, strategic alliances and third party agreements to offer complementary products and services.

If our partnering arrangements fail to perform as expected, whether as a result of having incorrectly assessed our needs or the capabilities of our strategic partners, our ability to work with these partners or otherwise, our ability to develop new products and solutions may be constrained and this may harm our competitive position in the market. Additionally, charges relating to our portion of any losses from, or commitments to contribute additional capital to, joint ventures may adversely affect our financial condition or results of operations.

In the case of our joint venture with Sony Corporation, if the joint venture is unsuccessful for any reason, we may not be able to compete as successfully in the mobile systems market or at all in the mobile handset market.

Our solutions may also require us to license third-party technologies and successfully integrate such technologies with our products. It may be necessary in the future to seek or renew licenses relating to various aspects of these products. There can be no assurance that the necessary licenses would be available on acceptable terms, if at all. Moreover, the inclusion in our products of software or other intellectual property licensed from third parties on a non-exclusive basis could limit our ability to protect our proprietary rights in our products.

RISK FACTORS

Our products incorporate complex technology involving intellectual property rights (IPR) developed by us that may be difficult to protect or may be found to infringe on the rights of others.

While we have been issued a number of patents and other patent applications are currently pending, there can be no assurance that any of these patents will not be challenged, invalidated, or circumvented, or that any rights granted under these patents will in fact provide competitive advantages to us.

We utilize a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements in addition to relying on patent, copyright and trademark laws to protect our intellectual property rights. However, these measures may not be adequate to prevent or deter infringement or other misappropriation. Moreover, we may not be able to detect unauthorized use or take appropriate and timely steps to establish and enforce our proprietary rights. In fact, existing laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights, if at all.

Many key aspects of networking technology are governed by industry-wide standards, which are usable by all market participants. As the number of market entrants as well as the complexity of the technology increases, the possibility of functional overlap and inadvertent IPR infringement also increases. Third parties have asserted, and in the future may assert, claims against us alleging that we infringe their intellectual property rights. Defending such claims may be expensive, time consuming and divert the efforts of our management and/or technical personnel. As a result of litigation, we could be required to pay damages and other compensation, develop non-infringing products/technology or enter into royalty or licensing agreements. However, we cannot be certain that any such licenses, if available at all, will be available to us on commercially reasonable terms.

Adverse resolution of litigation may harm our operating results or financial condition.

We are a party to lawsuits in the normal course of our business. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on our business, operating results, or financial condition.

For additional information regarding certain of the lawsuits in which we are involved, see “Legal and Tax Proceedings,” contained in the Board of Directors’ Report.

We rely on a limited number of component and electronic manufacturing services (EMS) suppliers for the majority of our component supply and production.

Our ability to deliver according to market demands depends in large part on obtaining timely and adequate supply of materials, components and production capacity on competitive terms. Failure by any of our suppliers could interrupt our product supply and could significantly limit our sales and increase our costs. If we fail to anticipate customer demand properly, an over/undersupply of components and production capacity could occur. In many cases, some of our competitors also utilize the same contract manufacturers, and we could be blocked from acquiring the needed components or increasing capacity if they have purchased capacity ahead of us. This factor could limit our ability to supply our customers or could increase our costs. At the same time we commit to certain capacity levels or component quantities, which, if unused, will result in charges for unused capacity or scrapping costs.

We are dependent upon hiring and retaining highly qualified employees.

While we have been forced to lay off a number of highly skilled employees over the past few years, we believe that our future success depends in large part on our continued ability to hire, develop, motivate and retain engineers and other qualified personnel needed to develop successful new products, support our existing product range and provide services to our customers. Competition for skilled personnel and highly qualified managers in the telecommunications industry remains intense. We are continuously developing our compensation and benefit policies as well as other measures. However, we may not be as successful at attracting and retaining such highly skilled personnel in the future, especially in light of our recent workforce reductions and operational restructuring.

Our current and historical operations are subject to a wide range of environmental, health and safety regulations.

We are subject to certain environmental and health and safety laws and regulations that affect our operations, facilities and products in each of the jurisdictions in which we operate. We believe that we are substantially in compliance with all environmental and health safety laws and regulations related to our products, operations and business activities. However, there is a risk that we may have to incur expenditures to cover environmental and health liabilities, to maintain compliance with current or future environmental and health and safety laws and regulations or to undertake any necessary remediation. It is difficult to reasonably estimate the future impact of environmental matters, including potential liabilities due to a number of factors especially the lengthy time intervals often involved in resolving them.

RISK FACTORS

Fluctuations in foreign currency exchange rates may affect our sales, earnings and cash flows.

Ericsson has many subsidiaries operating outside Sweden with significant revenues, costs, assets and debt in currencies other than SEK, which result in substantial foreign exchange exposures. Currency exchange rate fluctuations, affects our growth rates, consolidated balance sheet, cash flows and income statement when translated to SEK. Our attempts to reduce the effect of exchange rate fluctuations through a variety of hedging activities may not be successful, resulting in an adverse impact on our financial results.

With a SEK-denominated cost base, and net revenue exposures in foreign currencies, a stronger SEK exchange rate could also have a detrimental affect on Ericsson’s price/costs competitiveness compared to competitors with costs denominated in other currencies.

Please also see section “Financial Risk Management” in the Board of Directors’ Report.

Some of our financial instruments contain financial ratios and other covenants that may affect our access to and cost of capital.

For a discussion of debt facilities that are impacted by changes in our credit rating or our compliance with financial ratios or other covenants see Notes to the Financial Statements – Note 21, Financial Instruments.

Our current long-term credit rating, is B1 (Moody’s) and BB (Standard & Poor’s). Given the uncertainty regarding the timing and strength of a market recovery, it is possible that we may suffer additional downgrades or that it will take some time before our ratings are upgraded again. If our credit rating deteriorates further, we will incur additional interest expenses. A subsequent downgrade to B2 by Moody’s or BB– by Standard & Poor’s would have an aggregate impact on our funding costs of SEK 43 million solely in respect of notes outstanding under our Euro Medium Term Note program.

Furthermore, our ability to comply with financial ratio covenants is dependent on a number of factors, many of which are beyond our control. If we are unable to comply with financial ratio covenants, we may need to repay or refinance the related debt and/or other debt which contains cross default provisions. This may have a materially adverse impact on our financial condition. We cannot assure you that we, in such situation, would be able to refinance our indebtedness or obtain additional funding on favorable terms, or at all.

Access to short and long term capital funding is influenced by our credit ratings, operational performance as well as market conditions.

Our access to short term funding has decreased and may continue to decrease or become more expensive as a result of our operational and financial condition and market conditions.

For a discussion of our access to short term funding see Notes to the Financial Statements – Note 21, Financial Instruments.

Our business has substantial cash requirements and we may require additional sources of funds if our current sources are unavailable or insufficient to satisfy these requirements.

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

Please also see Notes to the Financial Statements – Note 21, Financial Instruments.

Risks associated with owning Ericsson shares

Our share price has been and may continue to be volatile.

Our share price has been volatile due in part to the high volatility in the securities markets generally, and for telecommunications and technology companies in particular, as well as developments from quarter to quarter which impact our financial results. Our share price has also been adversely affected by a downgrade or rumored downgrade of our credit ratings. Factors other than our financial results that may affect our share price include but are not limited to variations between our actual financial results and expectations of financial analysts and investors as well as a result of announcements by our customers, competitors or ourselves regarding capital spending plans of network operators, financial difficulties for network operators for whom we have provided financing or with whom we have entered into material

RISK FACTORS

contracts, award of large supply agreements or contracts for network roll-out. Additional factors include but are not limited to: speculation in the press or investment community about the level of business activity or perceived growth in the market for mobile communications services and equipment; technical problems, in particular those relating to the introduction and viability of next generation network systems like 3G; potential litigation involving ourselves or the markets in which we operate. Even though we may not be directly involved, announcements concerning bankruptcy or other similar reorganization proceedings involving, or any investigations into the accounting practices of, other telecommunications companies may materially adversely affect our share price.

Currency fluctuations may adversely affect the trading prices of our Class B shares and ADSs and the value of any distributions we make thereon.

Because our shares are quoted in SEK on the Stockholm Stock Exchange (our primary stock exchange) but on the NASDAQ and London Stock Exchange in local currencies, e.g. USD and British Pounds, fluctuations in exchange rates between the SEK and currencies in which our Class B shares or ADSs are quoted may affect the value of your investment. In addition, because we pay cash dividends in Swedish kronor, fluctuations in exchange rates may affect the value of distributions if arrangements with your bank, broker or depositary, in the case of ADSs, call for distributions to you in currencies other than SEK.

Our Class A shareholders have voting control over the company.

Under our current capital structure, each Class A share has a thousand times the voting power of each Class B share. Accordingly, as of December 31, 2003, our A shareholders, including the Class B shares they also owned, held approx. 59.6 percent of our capital stock and 91.5 percent of our voting rights. Of our two largest shareholders, based on voting rights, Investor AB held 5 percent of our capital stock and 38.3 percent of our voting rights and AB Industrivärden held 2.3 percent of our capital stock and 27.7 percent of our voting rights as of December 31, 2003. As a result, our Class A shareholders, and in particular Investor AB and AB Industrivärden, have the ability to exert significant influence over certain actions requiring shareholder approval, including the election of directors and auditors, and may have the ability to influence our policy. As such, decisions made by Investor AB or AB Industrivärden may influence our business, results of operations and financial condition.

SHARE INFORMATION

Share Information

Stock exchange trading

Ericsson’s Class A and B shares are traded on the Stockholm Stock Exchange (Stockholmsbörsen), and the Class B shares are traded on the London Stock Exchange.

The de-listing from the European exchanges that began in 2002 continued in 2003 and on February 17 we de-listed from Euronext (Paris) and on April 21 we also de-listed from the German Exchanges (Düsseldorf, Frankfurt and Hamburg).

In the United States, the Class B shares are traded on NASDAQ in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR). Each ADS represents 10 Class B shares.

More than 69 (54) billion shares were traded in 2003, of which about 74.5 (70) percent were traded on Stockholmsbörsen, about 12.8 (9) percent on NASDAQ, and about 12.6 (21) percent on the London Stock Exchange. Trading on other exchanges amounted to less than 1 (1) percent of the total share trade.

During 2003, 158 million shares were issued and repurchased as treasury stock in connection with the Stock Purchase Plan 2003.

Share price trend

During 2003 the total market value of our shares increased by about 113 percent (decreased by about 79 percent in 2002) to approximately SEK 209 billion (SEK 98 billion in 2002). The Stockholmsbörsen OMX index increased by 29 percent, the NASDAQ telecom index increased by approximately 50 percent and the NASDAQ composite index increased by approximately 69 percent in 2003. The Ericsson share increased by approximately 163 percent on NASDAQ (decreased by almost 88 percent in 2002).

Share capital

As of December 31, 2003, Ericsson’s share capital consisted of SEK 16,132,258,678 (15,974,258,678) represented by 16,132,258,678 shares. The par value of each share is SEK 1.00. As of December 31, 2003 the shares were divided into 656,218,640 Class A shares, each carrying one vote, and 15,476,040,038 Class B shares, each carrying one-thousandth of a vote. As of December 31, 2003, Ericsson owned 306,139,953 Class B shares.

No Class C shares, each carrying one-thousandth of a vote, are outstanding.

Share trend, Stockholm Stock Exchange	Share turnover (million shares)

SHARE INFORMATION

Share data

	2003	2002	2001	2000	1999
Earnings per share, diluted (SEK)2) 3)	–0.69	–1.51	–1.94	1.91	1.11
P/E ratio, Class B shares	—	—	—	40	89
Dividend (SEK)1)	0	0	0	0.36	0.36

Share prices on Stockholmsbörsen (SEK)
A at last day of trading	13.90	8.60	42.25	88.17	104.00
A high for year (September 9)	16.80	42.89	91.00	169.72	104.18
A low for year (March 11)	5.55	3.80	23.98	75.83	34.48
B at last day of trading	12.90	6.10	41.35	78.00	98.94
B high for year (September 9)	14.60	44.78	88.11	166.83	103.28
B low for year (March 11)	4.11	2.96	23.18	72.94	31.78

1)	For 2003 as proposed by the Board of Directors

2)	1999 adjusted for 4-for-1 stock split

3)	1999–2003 adjusted for stock dividend element of stock issue

Changes in capital stock 1999-2003

		Number of shares	Capital stock
1999 Conversions		5,786,131	14,465,328
2000 Bonus issue		—	2,941,658,410
2000 Split	4:1	5,883,316,821	—
2000 Conversions		69,880,270	75,830,899
2001 Conversions		168,395	168,395
2001 New issue (Class C shares)		155,000,000	155,000,000
2002 Conversions		560	560
2002 New issue (Class B shares)	1:1	7,908,754,111	7,908,754,111
2003 New issue (Class C shares)		158,000,000	158,000,000
2003 December 31		16,132,258,678	16,132,258,678

SHARE INFORMATION

Shareholders

As of December 31, 2003 we had 961,649 shareholders registered at VPC (the Swedish Securities Register Center). According to information provided by Citibank, there were 165,794,183 ADSs outstanding as of December 31, 2003 and 6,300 registered holders of such ADSs. A significant number of the ADSs are held of record by broker nominees. The majority of ADSs are held at the beneficial shareholder level (i.e. banks, brokers and/or nominee accounts). As of January 6, 2004, this level is represented by 349,628 accounts.

According to information known to us, approximately 79 (78) percent of our Class A and B shares at year-end 2003, were owned by Swedish and international institutions.

Ten largest countries, capital:	Year end, 2003	Year end, 2002
Sweden	56.1%	52%
United States	23.8%	23.8%
United Kingdom	4.5%	3.3%
Luxembourg	4.0%	3.3%
Switzerland	2.3%	2.0%
Germany	1.9%	1.3%
Belgium	1.5%	1.1%
France	1.2%	0.6%
Norway	0.9%	0.6%
Denmark	0.8%	0.6%
Other countries	3.0%	11.4%

(According to SIS Agarservice AB on December 31, 2003)

The following table sets forth, as of December 31, 2003, share information with respect to our largest shareholders registered at VPC the Swedish Register Center, known by us, ranked by percentage of voting rights:

Largest shareholders by voting rights, December 31, 2003

Identity of person or group1)	Number of Class A-shares	Percentage of total Class A-shares	Number of Class B-shares	Percentage of total Class B-shares	Voting rights, percent	Percentage of capital
Investor AB	256,660,096	39.11	553,733,420	3.58	38.29	5.02
AB Industrivärden	186,000,000	28.34	178,039,276	1.15	27.72	2.26
Svenska Handelsbankens Pensionsstiftelse	48,403,000	7.38	35,500,000	0.23	7.21	0.52
Pensionskassan SHB Försäkringsförening	31,680,000	4.83	31,680,000	0.20	4.72	0.39
Livförsäkrings AB Skandia	29,754,493	4.53	168,438,450	1.09	4.45	1.23
Gamla Livförsäkringsaktiebolaget SEB-Trygg	12,979,720	1.98	119,853,280	0.77	1.95	0.82
Svenska Handelsbankens Personalstiftelse	10,000,000	1.52	10,000,000	0.06	1.49	0.12
EB-stiftelsen Skandinaviska Enskilda Banken	7,779,200	1.19	3,779,200	0.02	1.16	0.07
Tredje AP-fonden	5,058,900	0.77	159,009,992	1.03	0.78	1.02
Svenska Handelsbanken	2,560,000	0.39	7,595,481	0.05	0.38	0.06
Första AP-fonden	2,191,000	0.33	202,847,249	1.31	0.36	1.27
SHB/SPP fonder	901,300	0.14	265,385,948	1.71	0.17	1.65
SEB fonder	275,000	0.04	235,279,465	1.52	0.08	1.46
Robur fonder	0	0.00	478,588,403	3.09	0.07	2.97
Foreign ownership2)	7,169,474	1.09	7,078,781,444	45.74	2.12	43.92
Others	54,806,457	8.36	5,947,528,430	38.45	9.05	37.22

Total	656,218,640	100.00	15,476,040,038	100.00	100.00	100.00

1)	According to SIS Ägarservice AB, on December 31, 2003

2)	Of which Nats Cumco as Nominee: 1,596,359,311 Class B-shares

(Total amount of ADSs listed on NASDAQ: 890,959,579. (1 ADS = 10 Class B shares.))

SHARE INFORMATION

The following table indicates the significant changes in the voting rights for Class A and B shares, respectively, held by major shareholders as of December 31, 2001, 2002 and 2003.

	2003		2002		2001
Person or group (percent of voting rights)	Class A shares	Class B shares	Class A shares	Class B shares	Class A shares	Class B shares
Investor AB	39.11	3.58	39.11	3.93	39.11	1.74
AB Industrivärden	28.34	1.15	28.34	1.41	28.34	0.04
Svenska Handelsbankens Pensionsstiftelse	7.38	0.23	5.41	0.23	5.41	0.00
Livförsäkrings AB Skandia	4.53	1.09	5.02	1.67	5.02	1.20
Pensionskassan SHB Försäkringsförening	4.83	0.20	4.83	0.21	4.83	0.00
Gamla Livförsäkringsaktiebolaget SEB-Trygg	1.98	0.77	1.98	0.89	1.84	0.75
Oktogonen, Stiftelsen	—	—	1.97	0.09	1.91	0.00
Svenska Handelsbankens Personalstiftelse	1.52	0.06	1.52	0.07	1.52	0.00
SEB-stiftelsen Skandinaviska Enskilda Banken	1.19	0.02	1.19	0.06	1.32	0.00
Fjärde AP-fonden	—	—	0.33	1.64	0.33	1.39
Första AP-fonden	0.33	1.31	0.33	1.41	0.33	1.07
Tredje AP-fonden	0.77	1.03	0.29	1.37	0.65	0.84
Svenska Handelsbanken	0.39	0.05	0.22	0.06	—	—
Astoria i Linköping AB	—	—	0.11	0.02	—	—
SEB fonder	0.04	1.52	0.08	1.62	—	—
SHB/SPP Fonder	0.14	1.71	—	—	0.61	1.10
Wallanders och Hedelius stiftelse	—	—	—	—	0.33	0.00
Andra AP-fonden	—	—	—	—	0.49	1.10
Foreign ownership	1.09	45.74	0.99	40.51	0.96	53.29
Others	8.36	41.54	8.27	44.83	6.97	37.48

Total	100.00	100.00	100.00	100.00	100.00	100.00

Source: SIS Ägarservice AB.

We do not know of any arrangements that might result in a change of the control of the Company. As of December 31, 2003, the total number of voting securities of the Company owned by officers and directors as a group was:

	Number of Class A shares	Number of Class B shares	Voting rights, percent
Officers and directors as a group (28 persons)	6,080	17,632,233	Insignificant

SHAREHOLDER INFORMATION

Shareholder Information

The Annual General Meeting will be held at the Globe Arena, Globentorget, Stockholm, at 3 p.m. on Tuesday, April 6, 2004.

Shareholders intending to participate in the Annual General Meeting must be entered as shareholders in the share register maintained by VPC AB (Swedish Securities Register Center) not later than Friday, March 26, 2004.

A shareholder whose shares are registered in the name of a trustee must be entered temporarily in the share register not later than Friday, March 26, 2004, in order to participate in the Meeting. Please note that this procedure is also due for shareholders who are trading via the Internet.

Notice of participation in the Annual General Meeting

In addition to the requirements listed above, shareholders shall provide notice of attendance to:

Telefonaktiebolaget LM Ericsson

Group Function Legal Affairs

Box 47021

SE-100 74 Stockholm

Sweden

Telephone: +46 8 775 01 99 between 9 a.m. and 4 p.m.,

Fax: +46 8 775 80 18,

or via the company’s web site www.ericsson.com/investors

no later than 4.00 p.m. Wednesday, March 31, 2004.

Proxy

In order to attend and vote as proxy on behalf of a shareholder at the Meeting, a power of attorney must be presented to the Company, preferably at the above address not later than Monday, April 5, 2004.

Dividend

The Board of Directors and the President have decided to propose to the Annual General Meeting that no dividend is paid for year 2003.

Financial information from Ericsson

•	Interim report January–March 2004: April 23, 2004

•	Interim report January–June 2004: July 21, 2004

•	Interim report January–September 2004: October 22, 2004

•	Full year report January–December 2004: January/February, 2005

•	Annual report and form 20-F for US Market 2004: March, 2005

Annual reports and financial reports can be downloaded or ordered on our web site: www.ericsson.com/investors or ordered via e-mail or post.

For printed publications, contact:

Pressdata AB

P.O. Box 3263

SE-103 65 Stockholm

Sweden

Phone +46 8 799 63 04

E-mail: annual.report@pressdata.se.

In the US, Ericsson Transfer Agent Citibank:

Citibank Shareholder Services

Phone toll-free 1 877 881 5969

E-mail: ericsson@shareholders-online.com

Ordering a hard copy of the Annual Report:

http://www.sccorp.com/annualreport/ericsson.htm

Call toll free: 1 866 216 0460

Contact information:

Investor Relations for Europe, Middle East, Africa and AsiaPacific:

Telefonaktiebolaget LM Ericsson

SE-164 83 Stockholm

Sweden

Telephone: +46 8 719 00 00

E-mail: investor.relations@lme.ericsson.se

Investor Relations for the Americas:

Ericsson Inc.

100 Park Avenue, 27th floor

New York, NY 10017

USA

Telephone: +1 212 685 4030

E-mail: investor.relations@ericsson.com

SUPPLEMENTAL INFORMATION

Supplemental Information

The following information is provided for purposes of complying with certain requirements of Form 20-F which are not satisfied in full by the information in the Swedish Annual Report.

EXCHANGE RATES

The following tables provide information with respect to the exchange rate for SEK per USD 1.00, based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York. On March 18, 2004, the noon buying rate for SEK was USD 1.00 = SEK 7.4760. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31		Average
1999		8.3007
2000		9.2251
2001		10.4328
2002		9.6571
2003		8.0351

Month	High	Low
September 2003	8.4345	7.7040
October 2003	7.7685	7.5970
November 2003	7.9150	7.5200
December 2003	7.5420	7.1950
January 2004	7.4120	7.0850
February 2004	7.4330	7.1295

We describe the effects of exchange rate fluctuations on our business in the Board of Directors’ Report under the heading “Financial Risk Management” and in Note 21 to the Financial Statements.

OPERATING RESULTS

Years ended December 31, 2002 and 2003

Please refer to Board of Directors’ Report, page 10.

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

SUPPLEMENTAL INFORMATION

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

SUPPLEMENTAL INFORMATION

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company has purchase obligations, in particular in relation to outsourced manufacturing and IS/IT operations, divested R&D operations and for components for own manufacturing. Subcontracted manufacturing corresponds to demands related to Ericsson’s order backlog with a duration of five to six months. The total of such purchase commitments amounts to approximately SEK 11 to 12 billion, for the next 12 months.

Contractual obligations

		Payment due by period
	Total	< 1 year	1–3 years	3–5 years	>5 years
Long-term debt	34.3	7.3	16.0	3.2	7.8
Capital lease obligations	2.7	0.2	0.4	0.3	1.8
Operating leases	14.5	2.7	3.9	3.0	4.9
Other long-term liabilities	1.1	—	0.2	0.6	0.3
Credit commitments
for customer financing	6.1	1.7	4.4	—	—

Total	58.7	11.9	24.9	7.1	14.8

OFFER AND LISTING DETAILS

Host market NASDAQ ADS Prices

The tables below state the high and low sales prices quoted for our ADSs on NASDAQ for the last five years. The NASDAQ quotations represent prices between dealers, not including retail mark-ups, markdowns or commissions, and do not necessarily represent actual transactions.

Principal trading market Stockholmsbörsen (Stockholm Stock Exchange) Share prices

The tables below state the high and low sales prices for our Class A and Class B shares as reported by Stockholmsbörsen for the last five years. The equity securities listed on the A-list of Stockholmsbörsen’s Official Price List of Shares currently comprise the shares of 56 companies (February, 2004). Trading on the exchange generally continues until 5:30 p.m. each business day. In addition to official trading on the exchange, there is also trading off the exchange during official trading hours and also after 5:30 p.m. Trading on the exchange tends to involve a higher percentage of retail clients, while trading off the exchange often involves larger Swedish institutions, banks arbitrating between the Swedish market and foreign markets, and foreign buyers and sellers purchasing shares from or selling shares to Swedish institutions.

The exchange publishes a daily Official Price List of Shares which includes the volume of recorded transactions in each listed stock, together with the prices of the highest and lowest recorded trades of the day. The Official Price List of Shares reflects price and volume information for trades completed by the members.

Annual high and low market prices

The annual high and low market prices on these markets were as follows:

	NASDAQ		STOCKHOLMSBÖRSEN
	USD per ADS1)		SEK per A share		SEK per B share
Period	High	Low	High	Low	High	Low
19992)	122.43	37.01	104.00	34.67	103.28	31.78
2000	190.04	74.92	169.72	75.83	166.83	72.94
2001	97.50	22.03	91.00	23.98	88.11	23.18
2002	43.33	3.40	42.89	3.80	44.78	2.96
2003	18.85	5.20	16.80	5.55	14.60	4.11

Share market prices prior to August 8, 2002, have been adjusted for the stock dividend element of the stock issue.

1)	One ADS = 10 Class B shares.

2)	1999 adjusted for 4:1 stock split.

SUPPLEMENTAL INFORMATION

Quarterly high and low market prices

The table below states for each quarter of 2002 and 2003 high and low sales prices.

	NASDAQ		STOCKHOLMSBÖRSEN
	USD per ADS1)		SEK per A share		SEK per B share
Period	High	Low	High	Low	High	Low
2002
First Quarter	44.33	27.52	42.89	28.82	44.78	29.54
Second Quarter	30.55	9.32	30.81	9.47	31.42	9.03
Third Quarter	13.51	3.40	13.31	3.80	12.86	2.96
Fourth Quarter	11.29	3.70	12.50	4.06	10.40	3.30
2003
First Quarter	10.24	5.20	11.10	5.55	9.10	4.11
Second Quarter	11.95	6.29	10.60	6.90	9.30	5.25
Third Quarter	17.50	10.29	16.80	9.70	14.60	8.35
Fourth Quarter	18.85	14.47	16.20	12.80	14.50	11.00

Share market prices prior to August 8, 2002, have been adjusted for the stock dividend element of the stock issue.

1)	One ADS = 10 Class B shares

Monthly high and low market prices

The table below states high and low sales prices for the last six months (September 2003 to February 2004).

	NASDAQ		STOCKHOLMSBÖRSEN
	USD per ADS1)		SEK per A share		SEK per B share
Month	High	Low	High	Low	High	Low
September 2003	17.50	14.43	16.80	12.60	14.60	11.10
October 2003	18.85	14.47	16.20	12.80	14.50	11.00
November 2003	17.35	15.47	15.50	13.60	13.70	11.70
December 2003	17.94	15.75	14.30	12.80	13.20	11.40
January 2004	23.20	17.93	18.90	14.00	17.40	12.70
February 2004	29.82	22.10	24.40	17.50	22.00	15.90

1)	One ADS = 10 Class B shares

The total market value of our shares increased by about 113 percent in 2003 to approximately SEK 209 billion. The Stockholmsbörsen OMX index increased by 29 percent, the NASDAQ telecom index increased by approximately 50 percent and the NASDAQ composite index increased by approximately 69 percent in 2003. The Ericsson share price increased by about 163 percent on NASDAQ in 2003.

Please see also “Share Information” on page 96.

SUPPLEMENTAL INFORMATION

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

Share Capital Increases and Preferential Rights of Shareholders

Our shares are divided into three series: A shares, B shares and C shares; however, no C shares are currently outstanding. Under the Swedish Companies Act of 1975 (the “Swedish Companies Act”), shareholders must approve each issue of additional shares either by deciding on the share issue at a shareholders’ meeting, or by a shareholders’ approval of a decision on a share issue by the board, or by giving an authorization to the board to decide about a share issue. If we decide to issue new A, B and C shares by means of a cash issue, A, B and C shareholders (except for Ericsson and its subsidiaries, in the event they hold shares in Ericsson) have a primary preferential right to subscribe for new shares of the same type in relation to the number of shares previously held by them. Shares not subscribed for through a preferential right shall be offered to all shareholders for subscription on a pro rata basis. If we decide to issue by means of a cash issue new shares of only one series, all shareholders, regardless of whether their shares are series A, series B or series C, are entitled to a preferential right to subscribe for new shares in proportion to the number of shares previously held by them. Shareholders may vote to waive shareholders’ preferential rights at a general meeting.

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

Dividends

Our A and B shareholders have the same right to dividends, while C shareholders have a right to a yearly dividend as described in article 17 of our Articles of Association. No c shares are currently outstanding.

Under Swedish law, only a general meeting of shareholders may authorize the payment of dividends in an amount decided at such meeting, which may not exceed the amount recommended by the board of directors (except in certain limited circumstances), and may only be paid from funds legally available for that purpose. Under Swedish law, no interim dividends may be paid in respect of any fiscal period for which audited financial statements of the company have not yet been adopted by the annual general meeting of shareholders. The market practice in Sweden is for dividends to be paid annually. Under the Swedish Companies Act, dividends to shareholders may not exceed an amount equal to (1) the amount reported in the adopted balance sheet and, in respect of parent companies which must prepare consolidated financial statements, the consolidated balance sheet for the most recent financial year, as the company’s or group’s net profits for the year, profit brought forward and non-restricted reserves less (2) the sum of losses brought forward; sums which, pursuant to law or the articles of association, shall be allocated to restricted shareholders’ equity or in respect of parent companies, sums which, according to the annual reports for companies within the group, shall be transferred to restricted shareholders’ equity from non-restricted shareholders’ equity within the group; sums which, pursuant to the articles of association shall otherwise be utilized for purposes other than distribution to

SUPPLEMENTAL INFORMATION

shareholders. Dividends may not be declared to the extent that payment thereof would contradict generally accepted business practices in light of a company’s capital structure, liquidity or financial position.

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

Voting

In a general meeting of Ericsson, each A share shall carry one vote and each B and C share one-thousandth of one vote. In all other respects, our A, B and C shareholders have the same rights.

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

A shareholder may attend and vote at the meeting in person or by proxy. Proxies are not valid for longer than a year from the date of issuance. Any shareholder wishing to attend a general meeting must notify us no later than 4:00 p.m. (Sweden time) on the day specified in the notice. We are required to accept all notifications of attendance received at least five days prior to the meeting (not counting Sundays and certain Swedish holidays). A person designated in the register as a nominee (including the depositary of the ADSs) is not entitled to vote at a general meeting, nor is a beneficial owner whose share is registered in the name of a nominee (including the depositary of the ADSs) unless the beneficial owner first arranges to have such owner’s own name entered in the register of shareholders maintained by VPC no later than the designated record date.

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

A	a resolution to amend the articles of association requires a majority of two-thirds of the votes cast as well as two-thirds of the shares present or represented at the meeting, except in those circumstances described in B – D below;

B	a resolution to amend the articles of association which reduces any shareholder’s rights to profits or assets, restricts the transferability of shares or alters the legal relationship between shares, normally requires the unanimous approval of the shareholders present at the meeting and who hold nine-tenths of all outstanding shares;

C	a resolution to amend the articles of association for the purpose of limiting the number of shares with which a shareholder may vote at a general meeting or requiring the retention of a larger amount of the net profit than required by the Swedish Companies Act or amending shareholders’ rights in a liquidation or dissolution, normally requires the approval of shareholders representing a two-thirds of the votes cast and nine-tenths of the shares present or represented at the meeting;

D	a resolution of the kind referred to under B or C above may, however, be taken with a lower supermajority requirement if the amendments referred to therein will only adversely affect specific shares or classes of shares. In such cases, the requirement under A above will apply together with the following separate supermajority: (a) where a class of shares is adversely affected, approval of the owners of one-half of all shares of such class and who hold nine-tenths of the shares of such class present or represented at the meeting, or (b) where the shares adversely affected do not constitute a class of shares, the unanimous approval of all such affected outstanding shares present at the meeting and who hold nine-tenths of all outstanding shares adversely affected;

E	a resolution to issue, approve or authorize the issuance for cash of new shares or convertible debt instruments or debt instruments with the right to subscribe for new shares with a deviation from the preferential right for existing shareholders requires a two-thirds majority of votes cast at the meeting as well as two-thirds of the shares present or represented at the meeting;

F	a resolution to redeem any or all of the outstanding share capital requires a two-thirds majority of votes cast at the meeting as well as two-thirds of the shares present or represented at the meeting. Certain circumstances, however, require the unanimous approval of the shareholders present at the meeting, with nine-tenths of all outstanding shares present or represented at the meeting; and

SUPPLEMENTAL INFORMATION

G	a resolution to approve a merger requires a two-thirds majority of the votes cast at the meeting and two-thirds of the shares present or represented at the meeting.

At a general meeting of shareholders, a shareholder or proxy for one or more shareholders may cast full number of votes represented by the holder’s shares.

Purchase of Own Shares

A public Swedish limited liability company whose shares are traded on a securities exchange, an authorized market place or another regulated market place is entitled to purchase its own shares under certain conditions. A purchase by us of our own shares may take place only if (a) the purchase has been decided upon by a general meeting of shareholders or the board has been authorized by a general meeting of shareholders by a two thirds majority of votes cast at the meeting as well as two-thirds of the shares present or represented at the meeting, (b) the purchase is effected on a securities exchange or in some other regulated market either in the European Economic Association (EEA) or outside the EEA (in the latter case with the approval of the Swedish Financial Supervisory Authority the “SFSA”) or pursuant to an offer to all shareholders or holders of a specific class of shares, (c) the funds used in connection with such purchase could legally have been distributed as a dividend, and (d) we and our subsidiaries do not hold or, as a result of purchase, will not hold in excess of 10 percent of all our outstanding shares. As of December 31, 2003 we held an aggregate of 154,360,278 repurchased B shares.

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

MATERIAL CONTRACTS

Ericsson does not have any material contracts other than contracts entered into in the ordinary course of business.

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

SUPPLEMENTAL INFORMATION

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

TAXATION

General

The taxation discussion set forth below does not purport to be a complete analysis or listing of all potential tax effects relevant to the acquisition, ownership or disposition of B shares, ADSs or convertible debentures. The statements of United States and Swedish tax laws set forth below are based on the laws in force as of the date of this report and may be subject to any changes in United States or Swedish law, and in any double taxation convention or treaty between the United States and Sweden, occurring after that date, which changes may then have retroactive effect.

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

SUPPLEMENTAL INFORMATION

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

If you are a non-corporate holder of ADSs or B shares, dividends you receive on the ADSs or B shares for taxable years beginning after December 1, 2002 and before January 1, 2009 may be taxed at the lower applicable capital gains rate provided that (1) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (2) certain holding period requirements are met. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or B shares.

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

SUPPLEMENTAL INFORMATION

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

SUPPLEMENTAL INFORMATION

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

Passive Foreign Investment Company Status

A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75 percent of its gross income is passive income or (b) at least 50 percent of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2003. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the value of our assets, as determined from time to time. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relative provisions of the Code. You should consult your own tax advisors about the consequences of our classification as a PFIC.

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

SUPPLEMENTAL INFORMATION

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

Information reporting and backup withholding

In general, information reporting requirements may apply to (i) dividends paid in respect of ADSs or B shares and the proceeds received on the sale or exchange of the ADSs or B shares within the United States or by a broker with certain United States connections, and (ii) payments of interest or principal in respect of the convertible debentures and the proceeds received on the sale or exchange of convertible debentures within the United States or by a broker with certain United States connections. Backup withholding, at a rate of 28 percent through 2010, and 31 percent thereafter, may apply to payments to you of dividends paid in respect of ADSs or B shares or payments to you of interest or principal in respect of the convertible debentures, or the proceeds of a sale or other disposition of ADSs or B shares or convertible debentures if you fail to provide an accurate taxpayer identification number (certified on IRS Form W–9) or, upon request, to certify that you are not subject to backup withholding, or otherwise to comply with the applicable requirements of backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and a refund of any excess amount withheld under the backup withholding rules may be obtained by filing the appropriate claim for refund with the IRS and furnishing any required information.

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

CONTROLS AND PROCEDURES

Ericsson maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the United States Securities Act of 1933, as amended, and United States Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Ericsson carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective in timely identifying material information potentially required to be included in our SEC filings.

There has been no change in our internal controls over financial reporting during the most recent fiscal year that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that each of the shareholder elected members of the Audit Committee of the Board, namely Sverker Martin-Löf, Peter Bonfield and Eckhard Pfeiffer qualify as audit committee financial experts pursuant to the applicable attributes in Item 16A and has gained these attributes through the experiences defined in such Item.

Moreover, our Board of Directors has determined that each of the shareholder elected members of the Audit committee is independent from our Management.

CODE OF ETHICS

We have adopted a code of Business Ethics and conduct that applies to our employees including our Chief Executive Officer and senior financial officers. This code of ethics is included on our web site at:

http://www.ericsson.com/about/code_business_ethics/ index.shtml

SUPPLEMENTAL INFORMATION

PRINCIPAL ACCOUNTANTS’ FEES AND SERVICES

Consolidated (MSEK)	Price- waterhouse- Coopers	KPMG	Others	Total
2003
Audit fees	50	6	1	57
Audit related fees	1	4	—	5
Tax services fees	46	2	—	48
Other fees	4	—	1	5

	101	12	2	115

2002
Audit fees	73	9	2	84
Audit related fees	—	4	—	4
Tax services fees	50	3	—	53
Other fees	20	—	—	20

	143	16	2	161

Audit related fees consist of review of compliance and verification of data migration in connection with implementation of information system.

Tax services fees comprises of; general expatriate services, VAT refund services and Corporate tax compliance work.

Other fees include for 2003 consultation regarding conversion to International Financial Reporting Standards and other financial accounting matters. For 2002 other fees include services in relation to insurance claims.

Audit Committee Pre-approval Policies and Procedures

In accordance with Swedish law, our external auditors are appointed at and have their compensation determined by the annual general meeting of shareholders. However, our Audit Committee has particular responsibility for preparing recommendations or proposals for resolution on the performance of, and level of the audit fee payable to, external auditors. The Audit Committee reviews the scope and execution of audits performed (external and internal) and analyzes the result of and the costs for such audits.

Our Audit Committee has established pre-approval policies and procedures for services performed by the external auditors. Under these policies and procedures, proposed non-audit services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services (“general pre-approval”); or (ii) require the specific pre-approval of the Audit Committee (“specific pre-approval”). The attachments to the policies and procedures set forth the Tax, Transaction, Risk Management, Corporate Finance and Attestation and Accounting Services that have received the general pre-approval of the Audit Committee, provided that the estimated fee level for the project does not exceed SEK1 million. All other audit, audit-related, tax and other services must receive specific pre-approval. The Audit Committee has delegated specific pre-approval authority to the Audit Committee Chairman for proposed services with an estimated fee level not exceeding SEK 2.5 million per project. The Chairman reports any pre-approval decisions to the Audit Committee at its next scheduled meeting. Pre-approval authority may not be delegated to management. The policies and procedures also include a list of prohibited non-audit services.

Applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by both the external auditor and the Chief Financial Officer. During 2003, no services provided to Ericsson by PricewaterhouseCoopers and KPMG were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

March 26, 2004

By:	/s/ ROLAND HAGMAN

Roland Hagman
Vice President
Group Function Financial Control

By:	/s/ CARL OLOF BLOMQVIST

Carl Olof Blomqvist
Senior Vice President and General Counsel

