Form 20-F
period 2004-12-31
ERICSSON LM TELEPHONE CO
filed 2005-03-23
CIK 717826

As filed with the Securities and Exchange Commission on March 23, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	registration statement pursuant to section 12(b) or 12(g) of the securities exchange act of 1934

or

☑	annual report pursuant to section 13 or 15(d) of the securities exchange act of 1934
For the Fiscal Year Ended December 31, 2004

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

B shares	(SEK 1.0 nominal value)	14,823,478,760
A shares	(SEK 1.0 nominal value)	1,308,779,918
C shares	(SEK 1.0 nominal value)	0

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

Item 17    ☒       Item 18    ☐

FORM 20-F 2004 CROSS REFERENCE TABLE

FORM 20-F 2004 CROSS REFERENCE TABLE

Our Annual Report on Form 20-F consists of the Swedish Annual Report for 2004, with certain adjustments to comply with U. S. requirements, together with certain other information required by Form 20-F which is set forth under the heading Supplemental Information. The following cross reference table indicates where information required by Form 20-F may be found in this document.

Form 20-F Item Heading			Location in this document	Page Number

PART I

1	Identity of Directors, Senior Management and Advisors		Not applicable

2	Offer Statistics and Expected Timetable		Not applicable

3	Key Information

	A	Selected Financial Data	Five Year Summary	6

			Supplemental Information
			Exchange Rates	111

	B	Capitalization and Indebtedness	Not applicable

	C	Reason for the Offer and Use of Proceeds	Not applicable

	D	Risk Factors	Risk Factors	105

4	Information on the Company

	A	History and Development of the Company	Board of Directors’ Report
			Partnerships and Joint Ventures, Acquisitions/Divestitures	17
			Capital Expenditures	17

			Information on the Company
			History and Development	83

	B	Business Overview	Information on the Company	83

	C	Organizational Structure	Information on the Company
			Organization	89

			Notes to the Financial Statements
			Note 12 Investments	55

	D	Property, Plants and Equipment	Information on the Company

			Property, Plants and Equipment	92

5	Operating and Financial Review and Prospects

	A	Operating Results	Board of Directors’ Report
			Financial Results	16

			Supplemental Information
			Operating Results	111

	B	Liquidity and Capital Resources	Board of Directors’ Report
			Balance Sheet and Cash Flow	17

			Notes to the Financial Statements
			Note 22 Financial Risk Management and Financial Instruments	64

	C	Research and Development, Patents and Licenses	Board of Directors’ Report
			Research and Development	15

			Information on the Company
			Research & Development	91
			Intellectual Property and Licensing	92

	D	Trend Information	Board of Directors’ Report
			Market Environment and Trend information	14

	E	Off-Balance Sheet Arrangements	Board of Directors’ Report
			Off Balance Sheet Items	17

			Notes to the Financial Statements
			Note 22 Financial Risk Management and Financial Instruments	64

	F	Tabular Disclosure of Contractual Obligations	Board of Directors’ Report
			Material Contracts and Contractual Obligations	18

ERICSSON ANNUAL REPORT ON FORM 20-F 2004	i

FORM 20-F 2004 CROSS REFERENCE TABLE

Form 20-F Item Heading			Location in this document	Page Number
6	Directors, Senior Management and Employees

	A	Directors and Senior Management	Corporate Governance
			Board of Directors	96
			Members of the Board	97
			Company Management	99

	B	Compensation	Notes to the Financial Statements
			Note 31 Information Regarding Employees,
			Members of the Board of Directors and Management	71

	C	Board Practices	Board of Directors’ Report
			Board Work	22

			Corporate Governance
			Board of Directors	96

	D	Employees	Board of Directors’ Report
			Employees	21

			Notes to the Financial Statements
			Note 31 Information Regarding Employees,
			Members of the Board of Directors and Management	71

	E	Share Ownership	Corporate Governance
			Members of the Board	97
			Company Management	99

			Notes to the Financial Statements
			Note 31 Information Regarding Employees,
			Members of the Board of Directors and Management	71

7	Major Shareholders and Related Party Transactions

	A	Major Shareholders	Share Information
			Shareholders	11

	B	Related Party Transactions	Notes to the Financial Statements
			Note 32 Related Party Transactions	76

	C	Interests of Experts and Counsel	Not applicable

8	Financial Information

	A	Consolidated Statements and Other Financial Information	Financial Statements	26
			Please see also Item 17

			Board of Directors’ Report
			Legal and Tax Proceedings	21

			Supplemental Information
			Dividends	115

			Shareholder Information
			Dividend	110

	B	Significant Changes	Board of Directors’ Report
			Post Closing Events	23

9	The Offer and Listing

	A	Offer and Listing Details	Share Information
			Offer and Listing Details	9

	B	Plan of Distribution	Not applicable

	C	Markets	Share Information	8

	D	Selling Shareholders	Not applicable

	E	Dilution	Not applicable

	F	Expenses of the Issue	Not applicable

10	Additional Information
	A	Share Capital	Not applicable

	B	Memorandum and Articles of Association	Supplemental Information
			Memorandum and Articles of Association	115

	C	Material Contracts	Board of Directors’ Report
			Material Contracts and Contractual Obligations	18

	D	Exchange Controls	Supplemental Information
			Exchange Controls	117

	E	Taxation	Supplemental Information
			Taxation	118

	F	Dividends and Paying Agents	Not applicable

	G	Statement by Experts	Not applicable

ii	ERICSSON ANNUAL REPORT ON FORM 20-F 2004

Form 20-F Item Heading

FORM 20-F 2004 CROSS REFERENCE TABLE

			Location in this document	Page Number
	H	Documents on Display	Information on the Company	83
			Documents on Display

	I	Subsidiary Information	Not applicable

11	Quantitative and Qualitative Disclosures		Board of Directors’ Report
	About Market Risks		Financial Risk Management	19

			Notes to the Financial Statements
			Note 22 Financial Risk Management and Financial Instruments	64

12	Description of Securities Other than Equity Securities		Not applicable

PART II

13	Defaults, Dividend Arrearages and Delinquencies		Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable

15	Controls and Procedures		Corporate Governance
			Disclosure Controls and Procedures	102

16	Reserved
	A	Audit Committee Financial Expert	Board of Directors’ Report
			Audit Committee	22

	B	Code of Ethics	Corporate Governance
			Introduction	95

	C	Principal Accountants Fees and Services	Notes to the Financial Statements
			Note 33 Fees to Auditors	76

	D	Exemptions from the Listing Standards for Audit Committees	Not applicable

PART III

17	Financial Statements		Consolidated Income Statement	26

			Consolidated Balance Sheet	27

			Consolidated Statement of Cash Flows	28

			Parent Company Income Statement	30

			Parent Company Balance Sheet	31

			Parent Company Statement of Cash Flows	32

			Consolidated Stockholders’ Equity	29

			Parent Company Statement of Changes in Stockholders’ Equity	33

			Notes to the Financial Statements	35

18	Financial Statements		Not applicable

19	Exhibits
		Exhibits 1	Articles of Association, incorporated by reference to our Form S-8, filed with the Securities and Exchange Commission on February 14, 2005.

		Exhibits 3	Not applicable

		Exhibits 5	Not applicable

		Exhibits 6	Please see Note 1 to the Financial Statements,
			Accounting Policies.	36

		Exhibits 7	For definitions of certain ratios used in this report,
			please see Five-Year Summary.	6

		Exhibits 8	Please see Note 12 to the Financial Statements, Investments.	55
		Exhibit 11	Our Code of Business Ethics and Conduct for all our employees, our CEO and senior financial officers is included at our web site on http://www.ericsson.com/about/code_business_ethics/index.shtml

		Exhibit 12	302 Certifications

		Exhibit 13	906 Certifications

ERICSSON ANNUAL REPORT ON FORM 20-F 2004	iii

CEO LETTER

Letter from the President and Chief Executive Officer

Dear Fellow Shareholder,

A year ago we declared: “We’ve turned the corner.” This year, I can truly say that Ericsson has moved forward.

The telecommunications industry’s confidence has returned and our market is expanding again. Our customers are buying more equipment to increase network capacity and introduce new services. This market rebound, combined with changes at Ericsson and the hard work of everyone in the company, fueled our solid performance. Sales rose by 12 percent and our margins returned to healthy levels.

Our challenge now is to secure an enduring competitive advantage in a profoundly changed market. The balance in the market has shifted from being technology driven to consumer driven. Ericsson’s strategy for success has five crucial elements:

•	Refining our long-term vision

•	Reinforcing the importance of meeting customers’ needs

•	Improving our ways of working

•	Focusing on consumer-driven technology leadership

•	Launching new products and services for operators

Members of the management team will talk about these elements in more detail later in this review. Before they do, I would like to discuss two important themes – Operational Excellence, and the profound changes unfolding in our market.

Operational Excellence goes far beyond efficiency and productivity. It also entails how we think about our customers and ourselves. In my view, highly satisfied customers, empowered employees and best-in-class margins are key indicators of Operational Excellence. Over the last year, we have made good progress against these criteria, but we know that sustaining this progress is a challenge.

We have evaluated what our customers and our employees think about the changes we are making. The results are encouraging. We are now ranked as leaders not only in products and services, but also in image, loyalty and – importantly – in recommendation. This means that we are more likely to be recommended by customers than any of our competitors are. Measured as a percentage of sales, we have reduced our selling expenses by 50 percent over the last two years – a dramatic improvement. Having said that, I believe we must become even better at listening and responding faster to our customers’ needs.

Similarly, our employees were more closely involved in our strategic planning in 2004 than ever before and they made a great contribution. One result is that employees now have a much clearer sense of the mission ahead, which has made their work more productive and more rewarding. Recent employee satisfaction surveys support this assessment.

Financial results also point to significant progress in achieving Operational Excellence. In addition to net income, profit margins are a key indicator for shareholders. Our ambition is to produce best-in-class profit margins and this year we generated the best operating margins ever.

Operational Excellence means we are becoming a sharper, more responsive company. This is vital for success in today’s telecoms market, where the consumer is king. Technology remains important, but success is achieved by meeting consumers’ needs, not by developing technologies in search of a market. Consumers expect better, more affordable and easier to use services which enable them to communicate anywhere, anytime – in any way they choose. This is what drives investment by our customers and our job is to ensure that they can competitively offer such services.

I believe that Ericsson has a winning proposition here with our longstanding end-to-end strategy. In other words, we are a one-stop shop offering the full range of telecoms products and services. The combination of mobile broadband networks and mobile devices using Internet technology is compelling: consumers get access to a wide range of services that are more sophisticated, less expensive and simpler to use. With increasingly complex mobile devices and applications interacting within the networks, our customers realize the importance of having all the elements developed in close collaboration, thoroughly tested and based on open standards.

We intend therefore to be the prime driver in an all-communicating world where mobility and ease of use are the main attractions for consumers. We have come far in completing the first phase of this vision. There are 1.7 billion mobile subscriptions in the world and almost 650 million of them are connected via Ericsson technology. Now it’s time to expand this by bringing mobile broadband to existing users while making mobile voice communications available and affordable for the rest of the world’s population. By focusing on both new services and expanded coverage, we will create fresh growth areas for operators and ourselves.

With restructuring and downsizing behind us, spirits are up throughout the company. Our business is growing again, with end-to-end solutions as a central differentiator. We have leading technology bolstered by one of the industry’s largest research and development programs. We have our global brand name and pole position with the world’s leading operators. And we have a clear strategy for profitable expansion as well as development of Operational Excellence.

All in all, it’s a strong foundation on which to build. I invite you to read on as other senior managers discuss our progress and strategy for continued success.

With best regards,

Carl-Henric Svanberg
President and Chief Executive Officer

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	1

OPERATIONAL OVERVIEW

Operational Overview

From Torbjörn Nilsson, Head of Group Function Strategy and Product Management:

REFINING OUR LONG-TERM VISION

Our vision is to help create a world where people can communicate with each other regardless of where they are or which telecommunications technology they use.

I think it’s fair to say that we have completed the first phase of that vision. For the over 20 percent of the world’s population who carry a mobile phone, communication has become a personal thing. You address a person, not a place. For those people, the second phase is to get broadband into their pocket. The second phase is also about making telecommunications simple and more affordable, delivering on the promise to make telecoms available to everyone.

Broadband access is definitely becoming mobile, and with that we see new areas of growth for operators. High capacity 3G mobile systems enable people to access the Internet and other information at speeds similar to that of wireline connections in homes and offices, but with the added advantage that you can do it on the move. We now enjoy easier handling of e-mail and other office applications using our mobile devices, and – even more important – we see the introduction of true mobile multimedia. With the development of mobile broadband services, mobile TV may soon become a very important service for mobile operators.

Voice, data and video over fixed and mobile connections will ultimately be handled by the same kind of technology. The maturity of IP has created a surge in demand for unified solutions. There are clear benefits for both consumers and operators: convenience and a cost efficient combination of voice, text, pictures and video services give users a richer experience, and create new revenue streams for the operators.

IMS is the standard that will help both wireline and mobile operators move to all-IP networks. Ericsson is a major contributor to this standard and has a leading position in the market for IMS-based solutions.

The convergence to IMS and all-IP puts us in a strong position. We provide broadband to homes and offices through our Ethernet Broadband Access portfolio. We provide broadband to mobile devices through 3G and High Speed Downlink Packet Access (HSDPA). Whether you are at home, in your office or traveling, we are there, managing the complexity so that communications can be simple and seamless.

It may sound strange that the drive for simplicity for the user makes everything more complex for the operators and for ourselves. But just look at mobile phones. They are becoming digital Swiss Army knives that might include a regular phone, e-mail, radio, mp3-player, PDA, GPS-positioning, game console, camera, television or credit card.

It’s a great challenge to make all these functions work together as a whole. Only a few companies can do this. Our handset platform licensing business is one of our ways of ensuring that we can make services work, all the way from one person to another, regardless of what device they are using and which network they are with.

New services, new devices, new ways of communicating with each other: service and network convergence is creating a dynamic telecoms market. When it comes to broadband and mobile communications, this is just the beginning.

From Bert Nordberg, Head of Group Function Sales and Marketing:

REINFORCING THE IMPORTANCE OF MEETING CUSTOMERS’ NEEDS

My job was created in 2003 and my mission was to strengthen our market position while reducing sales and marketing costs. We have reduced our selling expenses by 50 percent over the last two years. And despite spending less money on selling, in 2004 we increased sales by 12 percent, and maintained or increased our share in all of our key markets.

We achieved these figures because we invested time and money in a painstaking overhaul of our entire sales process. We implemented a new incentive system and a new sales training program, creating a better structured, more motivated and more effective sales force. All of our sales teams can now provide customers with immediate knowledge of the entire Ericsson portfolio of products and solutions. Our new Web-based automatic ordering system further increases the speed and efficiency of the sales process.

How are customers responding to all this? They tell me they’re seeing a whole new Ericsson. We don’t just try to sell what we have off the shelves, they say; we listen carefully and work to meet their requirements for solutions.

The ten largest operators represent almost 50 percent of world-wide operator revenue, and every one of the top ten is an Ericsson customer. With further consolidation taking place amongst operators, it is a strategic priority to ensure that we meet the needs of these customers.

2	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

OPERATIONAL OVERVIEW

In 2004 we identified several significant new business opportunities. For example, many markets with good potential for growth are held back because they have dispersed or low-income populations, which increases the costs involved in the initial launch of services. We introduced our Expander solution to address this. Expander came about because we listened to the words of a high-ranking telecoms official in a developing country. He said to me: “You probably don’t realize how important telecoms are to rural areas. A village that is connected exists; an unconnected village doesn’t exist. This is a common opinion among the governments in the developing world. Connected versus not connected is becoming as serious as educated versus uneducated, or rich versus poor.”

With the number of mobile phone users in the world approaching two billion, we asked ourselves: “How can Ericsson provide services to the rest of the world’s population?” We started by looking at scaled-down solutions. But we soon realized that people in these areas need the same services as everyone else. So we analyzed the real costs involved in building a mobile network. Typically, base stations represent less than 25 percent of an operator’s total cost for a cell site. Land, construction, maintenance and so on make up the other 75 percent. We searched for ways to reduce the 75 percent, and came up with a combination of existing Ericsson base station and antenna technology that gives far better coverage using fewer sites. This is Expander.

Expander provides operators with a more cost effective way to introduce voice and data services in areas where you have few subscribers. Once established, the network can be developed to meet changing patterns of demand, just like any other network. By lowering the initial investment required to launch services we are increasing the potential for sales of our equipment and services in the future.

This is Operational Excellence in practice. It’s about thinking ahead and taking into account our customers’ whole business – not just the bits that we provide.

From Marita Hellberg, Head of Group Function Human Resources and Organization:

IMPROVING OUR WAYS OF WORKING

When I accepted the challenge of heading up Human Resources for Ericsson in September 2003, the company was nearing the completion of the most extensive restructuring in its 128 year history. Naturally, it was with a sense of great relief that, in 2004, we could leave the ordeal of the severe cutbacks behind us. After such dramatic changes, we had to assess what needed to be done going forward and how to do it in such a way as to ensure we stay on the right course.

Ericsson’s fundamental business strategy has remained solid for years. But while the essence of the strategy may stay the same, how we implement it and turn our ideas into actions must evolve in response to market developments.

In 2004 we involved our employees in discussions about strategy, and their views helped to shape our strategic priorities. These priorities were defined at our Global Management Conference in 2004, and within weeks of the conference the current thinking of management had been communicated throughout the entire company. This is the first time that Ericsson has involved so many employees in the strategy process.

We know that to be competitive we must inspire and enable our people to contribute as much as they can. That means they must feel they’re part of something special. Culture will defeat strategy every time so, in parallel with the strategy work, we also reinforced our core values and ways of working through a major program of employee workshops. Our values and working methods are now a real priority for managers. By discussing matters openly we are shaping a strong culture that will help us to achieve our business goals.

We also carried out an extensive analysis of competence in 2004, and an employee satisfaction survey. Nine out often employees contributed to the survey. The results – and my own experiences of talking to people here – underline the motivation and loyalty of our people in the midst of so much change. Spirits are up as everybody feels that the company is on the move again.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	3

OPERATIONAL OVERVIEW

From Håkan Eriksson, Head of Research and Development:

FOCUSING ON CUSTOMER-DRIVEN TECHNOLOGY LEADERSHIP

My challenge has been to strengthen our technology leadership while getting more from our R&D organization, despite the radical scale-backs of recent years. Although we have streamlined our approach, with fewer centers and employees, our commitment to R&D has never wavered. Almost a third of our employees are involved in this area, and we remain a leading contributor to the most important technologies in mobile communications, such as GSM, GPRS, EDGE, WCDMA and CDMA standards. But these days, it’s not just about creating technology, it’s about how to apply it to meet our customers’ needs better than any of our competitors. Music-to-the mobile, M-USE, is a good example of a customer-driven solution.

Clearly, strengthening our R&D is no easy task, so I’m very happy to report that our commitment to Operational Excellence has enabled us to make real improvements this year. We are now much more precise about the management of development projects. We are offering customers significantly more advanced products and platforms, while providing the assurance that they will be delivered on time, and reach their performance specifications faster than before. This is not about transporting a box from the factory to the customer; it’s about developing, installing, testing and enhancing a technically complex solution made up of evolving technologies. And getting that solution to deliver revenue-generating services for our customer – on time and on budget.

To really understand the scale of our challenge you must consider the complexity of the business we are in. Ericsson thrives on technology leadership, and we are in the middle of a major transition, from 2G to 3G. A challenge in itself, this profound change in technology coincided with the recent market crisis, and the resulting turbulence really has made it tough for operators and suppliers.

These have been difficult times, but we have focused on learning from our experiences and making ourselves stronger. In 2004, for example, we consolidated our position as world leaders in radio technology by setting an industry speed record in High Speed Downlink Packet Access (HSDPA). This technology enables a subscriber to download files to a 3G mobile device at speeds comparable to an office wireline connection. HSDPA is a major breakthrough that will change the way we think about 3G. Videos, music and web pages can be downloaded in seconds, and even high quality mobile TV is possible.

Technology leadership is vital for us. By contributing effective solutions based on emerging standards we can influence the standardization process and file for patents at an early stage. We have one of the industry’s largest portfolios of granted patents—16,000 with another 15,000 pending. Controlling patents and leading the standardization process gives us a head start in product development, and this is one reason why we command the largest market share in 2G and 3G infrastructure equipment.

We also develop and license the technology platforms used inside handsets. These platforms integrate the complete inner workings of the handset, such as software and chipset design. In a world of increased complexity, with more advanced technologies and service applications, our focus on making everything from base stations to handsets work together is key to our customers.

This strategy has worked. Today, our mobile platforms business holds a 30 percent market share of WCDMA handsets and there is excellent potential for growth. The success of our Sony Ericsson joint venture also demonstrates how our approach has created value.

But there is an even more important reason why our end-to-end strategy is right. While communications technologies and standards are increasingly complex, customers require complete working solutions. Our expertise ensures that our products and services work seamlessly with other suppliers’ hardware and software. This means that a network can function properly — and interact with other networks – despite the vast array of equipment and standards employed. In other words, operators and handset manufacturers know that buying from Ericsson minimizes potential interoperability issues, reducing cost, time-to-market and risk.

This ability to work across a wide range of technologies is an invaluable asset for Ericsson.

4	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

OPERATIONAL OVERVIEW

From Björn Olsson, Head of Business Unit Systems and Hans Vestberg, Head of Business Unit Global Services:

LAUNCHING NEW PRODUCTS AND SERVICES FOR OPERATORS

Björn Olsson: Ericsson’s business success is to a large extent built on our ability to provide complete systems solutions to our customers. They expect new services to be fast to introduce and their networks more efficient to operate while evolving towards all-IP.

Our new service delivery solutions greatly reduce the time required for launching consumer services down to just one week. Improving speed-to-market supports revenue growth and improves operators’ competitiveness. The base for these solutions is our market-leading position in multimedia messaging, charging, subscriber databases and systems integration.

Softswitching is an important development. This technology can radically improve the efficiency in operating mobile and fixed networks, and introduces IP into the telecom network. Using our softswitching solutions, operators can halve the number of core network sites and reduce the need for transmission capacity. We have implemented our softswitch solutions in more than 50 mobile and fixed networks.

Consumers want convenience, so the introduction of IP into telecommunications networks is good news for them. The standardized system for IP multimedia services, IMS, will ensure high levels of quality and reliability in IP-based services. Two examples are IP Telephony and Combinational Services, which enable consumers to share images, videos, etc, while having a conversation. Ericsson has signed 25 IMS contracts for fixed and mobile systems, making us one of the market leaders in IMS.

This year we also pursued opportunities in the fast-growing market for home broadband connections. The Triple Play trend, where operators offer telephony, TV and Internet services from the same wall-socket using digital subscriber line (DSL) technology, has added momentum. Our Ethernet DSL offering makes Triple Play possible, and we are one of the top suppliers of this solution.

The majority of our customers operate both mobile and fixed networks. We believe there will be very few operators providing mobile or fixed services only, so we have maintained our commitment to both areas. We are being rewarded for this approach, as customers seek suppliers able to integrate their fixed and mobile networks into one network based on IP. This puts us right where we want to be – providing solutions at the heart of the convergence towards all-IP networks.

Hans Vestberg: Global Services has over 15,000 Ericsson employees out there working alongside customers, and in many respects these people are the day-to-day eyes, ears and voices of Ericsson. How we meet customers’ needs is vital to our success, whether it’s integrating a new radio base station, solving an intricate network-planning problem or managing an entire network. Operators all over the world are increasingly considering different forms of outsourcing. Our managed services offering enables operators to reduce cost, focus on customer care and new business, while trusting us to manage their network. Through our current managed services contracts, excluding hosting, we now manage networks that together serve more than 35 million subscribers worldwide. This makes us the market leader in managed services.

A market leader cannot stay still, however, and in 2004 we were the first to introduce managed capacity and hosting services to the market. These are an evolution of our managed services offering, and were developed at our customers’ request.

Managed capacity means that we operate a network according to the ‘pay-as-you grow’ principle. We provide capacity when and where it is needed. Operators then pay accordingly, reducing the need for large up-front investments. In 2004 we signed a landmark managed capacity deal with Bharti, one of India’s leading operators.

With hosting, we own and operate servers and platforms on which, for instance, multimedia and messaging services are stored. This flexible, on-demand model suits operators that want to quickly introduce mobile services, such as picture messaging, music and games downloads, video, or try out new services. We announced 17 hosting contracts in 2004.

We track our performance carefully, and I am very pleased with the way we have improved this year. On average we improved the response time 10 percent for some 160,000 customer service requests, ranging from general consultations to more complex issues. These requests come from our customers – operators that together serve over 550 million subscribers.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	5

FIVE - YEAR SUMMARY

Five-year Summary

SEK million	2004	2003	2002 5)	2001 5)6)	2000 5)6)
Net sales	131,972	117,738	145,773	231,839	273,569
Operating income	28,938	–11,239	–21,299	–27,380	30,828
– operating margin	21,9%	–9.5%	–14.6%	–11.8%	11.3%
Financial net	–540	–864	–1,536	–1,744	–1,189
Net income	19,024	–10,844	–19,013	–21,264	21,018

Year-end position
Total assets	183,040	182,372	209,113	257,521	263,282
Net assets	78,356	62,780	76,076	72,240	94,587
Working capital	70,494	58,873	73,026	104,998	97,261
Capital employed	111,999	108,989	137,539	162,119	154,014
Tangible assets	5,845	6,505	9,964	16,641	23,104
Stockholders’ equity	77,299	60,481	73,607	68,587	91,686
Minority interests	1,057	2,299	2,469	3,653	2,901
Interest-bearing provisions and liabilities	33,643	46,209	61,463	89,879	59,427

Other information
Earnings per share, diluted, SEK 3)4)	1.20	–0.69	–1.51	–1.94	1.91
– in accordance with US GAAP, diluted 3)4)	0.91	–0.68	–1.58	–2.27	2.12
Cash dividends per share, SEK	0.25 [1] )	0	0	0	0.36
Stockholders’ equity (SEK per share)	4.88	3.82	4.65	8.67	11.59
Earnings per share, basic, SEK 3)	1.20	–0.69	–1.51	–1.94	1.93
Number of shares (in millions)
– outstanding, at end of period	15,832	15,826	15,820	7,909	7,909
– average, basic 3)	15,829	15,823	12,573	10,950	10,896
– average, diluted 3)	15,859	15,841	12,684	11,072	11,100
Additions to tangible assets	2,452	3,493	2,738	8,726	12,643
Depreciation on tangible assets	2,434	3,753	5,514	6,486	10,040
R&D and other technical expenses 2)	20,420	28,553	33,455	46,640	41,921
– as percentage of net sales 2)	15.5%	24.3%	23.0%	20.1%	15.3%

Ratios
Return on equity	27.6%	–16.2%	–26.7%	–26.5%	26.1%
Return on capital employed	29.4%	–5.9%	–11.3%	–14.3%	24.8%
Equity ratio	42.8%	34.4%	36.4%	28.1%	35.9%
Debt-equity ratio	0.4	0.7	0.8	1.2	0.6
Current ratio	3.0	1.6	1.7	1.7	1.6
Capital turnover	1.2	1.0	1.0	1.5	2.0
Inventory turnover	5.7	6.1	5.1	4.8	5.0
Accounts receivable turnover	4.1	3.4	3.0	3.4	3.8
Return on sales	24.6%	–6.2%	–11.7%	–9.7%	12.6%
Payment readiness	81,447	75,309	66,306	60,239	23,567
– as percentage of net sales	61.7%	64.0%	45.5%	26.0%	8.6%
Net cash	42,911	26,998	4,751	–20,955	–23,657

Statistical data, year-end
Orders booked, net	132,959	113,000	128,351	221,477	292,344
Number of employees
– Worldwide	50,534	51,583	64,621	85,198	105,129
– Of which in Sweden	21,296	24,408	30,241	37,328	42,431

1)	For 2004, as proposed by the Board of Directors.

2)	2000 adjusted to exclude research and development costs regarding customer orders included in cost of sales.

3)	2000-2001 adjusted for stock dividend element of stock issue.

4)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

5)	2002 restated for changed accounting principles. 2001 and 2000 have not been restated as the information is not readily available.

6)	Restated for changed accounting principles in Sweden 2002 regarding consolidation of companies according to RR 1.

6	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

FIVE - YEAR SUMMARY

US GAAP

SEK million, unless otherwise stated	2004 2)	2003 2)	2002 2)	2001 1)2)	2000 1)
Net sales	131,972	117,738	145,773	231,839	273,569
Net income after cumulative effect of accounting change	14,386	–10,597	–19,918	–24,403	23,393
Earnings per share, basic, after cumulative effect of accounting change (SEK per share)3)4)	0.91	–0.67	–1.58	–2.23	2.15
Earnings per share, diluted, after cumulative effect of accounting change, diluted (SEK per share)3)5)	0.91	–0.68	–1.58	–2.27	2.12
Total assets	192,863	195,611	226,480	282,207	291,013
Stockholders’ equity	84,369	69,963	83,203	77,801	109,217
Capital stock	16,132	16,132	15,974	8,066	7,910
Number of shares (in millions):
– average, basic3)	15,829	15,823	12,573	10,950	10,896
– average, diluted3)	15,855	15,831	12,684	11,057	11,017

1)	Upon adaption of SFAS142 on January 1, 2002, Ericsson ceased amortization of all goodwill for US GAAP reporting purposes. Amortization expense on goodwill on a US GAAP basis for the years ended December 31, 2001 and 2000 was SEK 1,123 million and SEK 761 million, respectively.

2)	Effective October 1, 2001, Sony Ericsson Mobile Communications assumed substantially all of the operations of the Phones segment. As of this date, 50 percent of the results of the Sony Ericsson joint venture are reported under “Share in earnings of joint ventures and associated companies” pursuant to equity accounting principles. Retained Phones operations are reported under “Other operations”.

3)	2000-2001 adjusted for stock dividend element of stock issue.

4)	Earnings per share, basic, are calculated by dividing net income, after cumulative effect of accounting change, by average number of shares outstanding, basic.

5)	Diluted earnings (loss) per share are calculated by dividing net income (loss), after cumulative effect of accounting change, by the sum of the average number of shares outstanding plus all additional shares that would have been outstanding if all convertible debentures were converted and stock options were exercised. Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Working capital: Current assets less current non-interest-bearing provisions and liabilities.

Capital employed: Capital employed is defined as total assets less non-interest-bearing provisions and liabilities.

Earnings per share: See Notes to the Financial Statements – Note l, “Accounting Policies”, for information of principles for calculation of earnings per share. For earnings per share in accordance with US GAAP, see Notes to the Financial Statements – Note 34, “Reconciliation to Accounting Policies Generally Accepted in the United States”.

Cash dividends per share: Defined as dividends paid divided by average number of shares, basic.

Stockholders’ equity (SEK per share): Defined as Stockholders’ equity divided by the number of shares outstanding.

Return on equity: Defined as Net income expressed as a percentage of average adjusted Stockholders’ equity (based on the amounts at January l and December 31).

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

Return on sales: Operating income plus Financial income expressed as a percentage of net sales.

Payment readiness: Defined as cash and short-term investments less short-term borrowings plus long-term unused credit commitments. Payment readiness is also shown as a percentage of net sales.

Net cash: Defined as cash and bank plus short-term cash investments less interest-bearing provisions and liabilities.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	7

SHARE INFORMATION

Share Information

Stock exchange trading

Ericsson’s Class A and Class B shares are traded on Stockholmsbörsen (Stockholm Stock Exchange), and the Class B shares are also traded on the London Stock Exchange.

In the United States, the Class B shares are traded on NASDAQ in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR) under the symbol ERICY. Each ADS represents 10 Class B shares.

Approximately 62 (69) billion shares were traded in 2004, of which about 74 (74.5) percent were traded on Stockholmsbörsen, about 15 (12.8) percent on NASDAQ, and about 11 (12.6) percent on the London Stock Exchange.

At an Extraordinary General Meeting on August 31, 2004, it was decided to increase the voting power of the Class B shares from 1/1000 of a vote to 1/10 of a vote. The voting power of the Class A shares remain unchanged at 1 vote. (For more information, see the Board of Directors’ Report.)

Ericsson rejoined the DJ Euro Stoxx 50 list on September 20, 2004, and on December 20, 2004, we also rejoined the NASDAQ 100 index.

Share price trend

During 2004, Ericsson’s total market value increased by about 64 percent to approximately SEK 343 billion (SEK 209 billion in 2003). The OMX index on Stockholmsbörsen increased by 17 percent, the NASDAQ telecom index increased by approximately 7 percent and the NASDAQ composite index increased by approximately 8 percent in 2004. The Ericsson share increased by approximately 73 percent on NASDAQ.

Share capital

As of December 31, 2004, Ericsson’s share capital was SEK 16,132,258,678 (16,132,258,678) represented by 16,132,258,678 shares. The par value of each share is SEK 1.00. As of December 31, 2004, the shares were divided into 1,308,779,918 (656,218,640) Class A shares, each carrying one vote, and 14,823,478,760 (15,476,040,038) Class B shares, each carrying one-tenth of a vote. As of December 31, 2004, Ericsson held 299,715,117 of its Class B shares.

No Class C shares, each carrying one-thousandth of a vote, are outstanding.

8	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

SHARE INFORMATION

Share data

	2004	2003	2002	2001	2000
Earnings per share, diluted (SEK)2)	1.20	–0.69	–1.51	–1.94	1.91
P/E ratio, Class B shares	17	—	—	—	40
Dividend (SEK)1)	0.25	0	0	0	0.36

1)	For 2004 as proposed by the Board of Directors

2)	2000-2001 adjusted for stock dividend element of stock issue

Share prices on Stockholmsbörsen

(SEK)	2004	2003	2002	2001	2000
Class A at last day of trading	21.70	13.90	8.60	42.25	88.17
Class A high for year (April 21, 2004)	26.10	16.80	42.89	91.00	169.72
Class A low for year (Jan. 2, 2004)	14.00	5.55	3.80	23.98	75.83
Class B at last day of trading	21.20	12.90	6.10	41.35	78.00
Class B high for year (April 20, 2004)	24.50	14.60	44.78	88.11	166.83
Class B low for year (Jan. 2, 2004)	12.70	4.11	2.96	23.18	72.94

Offer and listing details

Host market NASDAQ ADS Prices

The tables below state the high and low sales prices quoted for our ADSs on NASDAQ for the last five years. The NASDAQ quotations represent prices between dealers, not including retail mark-ups, markdowns or commissions, and do not necessarily represent actual transactions.

Principal trading market Stockholmsbörsen (Stockholm Stock Exchange) Share prices.

The tables below state the high and low sales prices for our Class A and Class B shares as reported by Stockholmsbörsen for the last five years. The equity securities listed on the A-list of Stockholmsbörsen’s Official Price List of Shares currently comprise the shares of 53 companies. Trading on the exchange generally continues until 5:30 p.m. each business day. In addition to official trading on the exchange, there is also trading off the exchange during official trading hours and also after 5:30 p.m. Trading on the exchange tends to involve a higher percentage of retail clients, while trading off the exchange often involves larger Swedish institutions, banks arbitrating between the Swedish market and foreign markets, and foreign buyers and sellers purchasing shares from or selling shares to Swedish institutions.

The exchange publishes a daily Official Price List of Shares which includes the volume of recorded transactions in each listed stock, together with the prices of the highest and lowest recorded trades of the day. The Official Price List of Shares reflects price and volume information for trades completed by the members.

Annual high and low market prices

The annual high and low market prices on these markets were as follows:

	NASDAQ		STOCKHOLMSBÖRSEN
	USD per ADS1)		SEK per Class A share		SEK per Class B share
Period	High	Low	High	Low	High	Low
2000	190.04	74.92	169.72	75.83	166.83	72.94
2001	97.50	22.03	91.00	23.98	88.11	23.18
2002	43.33	3.40	42.89	3.80	44.78	2.96
2003	18.85	5.20	16.80	5.55	14.60	4.11
2004	34.57	17.93	26.10	14.00	24.50	12.70

Share market prices prior to August 8, 2002, have been adjusted for the stock dividend element of the stock issue.

1)	One ADS = 10 Class B shares. (Prior to October 23, 2002, one ADS = one Class B share. Share prices have been adjusted accordingly.)

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	9

SHARE INFORMATION

Quarterly high and low market prices

The table below states for each quarter of 2003 and 2004 high and low sales prices.

	NASDAQ USD per ADS1)		STOCKHOLMSBÖRSEN
			SEK per Class A share		SEK per Class B share
Period	High	Low	High	Low	High	Low
2003
First Quarter	10.24	5.20	11.10	5.55	9.10	4.11
Second Quarter	11.95	6.29	10.60	6.90	9.30	5.25
Third Quarter	17.50	10.29	16.80	9.70	14.60	8.35
Fourth Quarter	18.85	14.47	16.20	12.80	14.50	11.00
2004
First Quarter	31.41	17.93	25.10	14.00	23.50	12.70
Second Quarter	32.32	24.72	26.10	20.50	24.50	19.10
Third Quarter	31.37	23.18	24.50	19.50	23.20	17.40
Fourth Quarter	34.57	27.76	24.10	20.70	23.80	19.80

1)	One ADS = 10 Class B shares

Monthly high and low market prices

The table below states high and low sales prices for the last six months (August 2004 to January 2005).

	NASDAQ USD per ADS1)		STOCKHOLMSBÖRSEN
			SEK per Class A share		SEK per Class B share
Month	High	Low	High	Low	High	Low
August 2004	27.62	23.18	22.60	19.50	20.70	17.40
September 2004	31.37	26.05	23.40	20.40	23.20	19.30
October 2004	32.82	27.76	24.10	20.70	23.80	19.80
November 2004	33.87	29.21	23.50	21.10	23.20	20.40
December 2004	34.57	31.03	23.50	21.50	23.10	20.80
January 2005	32.49	28.01	22.40	20.00	22.00	19.60

1)	One ADS = 10 Class B shares

Changes in capital stock 2000-2004

			Number of shares	Capital stock
2000	Bonus issue		—	2,941,658,410
2000	Split	4:1	5,883,316,821	—
2000	Conversions		69,880,270	75,830,899
2001	Conversions		168,395	168,395
2001	New issue (Class C shares)		155,000,000	155,000,000
2002	Conversions		560	560
2002	New issue (Class B shares)	1:1	7,908,754,111	7,908,754,111
2003	New issue (Class C shares)		158,000,000	158,000,000
2003	December 31		16,132,258,678	16,132,258,678
2004	December 31		16,132,258,678	16,132,258,678

10	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

SHARE INFORMATION

Shareholders

As of December 31, 2004, we had 921,604 shareholders registered at VPC (the Swedish Securities Register Center). According to information provided by Citibank, there were 164,255,098 ADSs outstanding as of December 31, 2004 and 6,579 registered holders of such ADS. A significant number of the ADSs are held of record by banks, brokers and/or nominees for the account of their customers. As of December 31, 2004, this level is represented by 287,921 accounts.

According to information known to us, approximately 80 (79) percent of our Class A and Class B shares at year-end 2004 were owned by Swedish and international institutions.

Ten largest countries, capital:	As of December 31,
	2004	2003
Sweden	53.7%	56.1%
United States	26.9%	23.8%
United Kingdom	4.7%	4.5%
Luxembourg	4.1%	4.0%
Switzerland	1.7%	2.3%
Germany	1.2%	1.9%
Norway	1.0%	0.9%
France	0.9%	1.2%
Belgium	0.9%	1.5%
Denmark	0.8%	0.8%
Other countries	4.1%	3.0%

Source: SIS Ägarservice AB

The following table sets forth, as of December 31, 2004, share information with respect to our largest shareholders registered at VPC, the Swedish Securities Register Center, known by us, ranked by percentage of voting rights:

Largest shareholders by voting rights, December 31, 2004

Identity of person or group1)	Number of Class A shares	Percentage of total Class A shares	Number of Class B shares	Percentage of total Class B shares	Voting rights, percent	Percentage of capital
Investor AB	513,320,192	39.22	297,073,324	2.00	19.46	5.02
AB Industrivärden	372,000,000	28.42	—	—	13.33	2.31
Svenska Handelsbankens Pensionsstiftelse	83,903,000	6.41	—	—	3.01	0.52
Livförsäkrings AB Skandia	58,960,986	4.51	74,093,181	0.50	2.38	0.82
Pensionskassan SHB Försäkringsförening	63,360,000	4.84	—	—	2.27	0.39
Robur Fonder	6,690,973	0.51	393,056,151	2.65	1.62	2.50
AMF Pension	4,763,682	0.36	318,236,318	2.15	1.33	2.00
Gamla Livförsäkringsaktiebolaget SEB-Trygg	27,923,095	2.13	58,236,405	0.39	1.22	0.53
SHB/SPP fonder	3,142,274	0.24	257,261,739	1.74	1.05	1.61
Nordea Fonder	3,419,614	0.26	244,273,043	1.64	1.01	1.54
Tredje AP-fonden	12,245,095	0.94	144,271,862	0.97	0.97	0.97
Första AP-fonden	7,472,938	0.57	173,281,311	1.17	0.90	1.12
Fjärde AP-Fonden	2,872,755	0.22	194,019,545	1.32	0.81	1.22
SEB fonder	3,530,210	0.27	185,824,740	1.25	0.80	1.17
Alecta	2,484,915	0.19	185,442,985	1.25	0.75	1.16
Svenska Handelsbankens Personalstiftelse	20,000,000	1.53	—	—	0.72	0.12
Oktogonen, Stiftelsen	12,903,000	0.99	—	—	0.46	0.08
EB Stiftelsen, Skandinaviska Enskilda Banken	5,179,200	0.39	7,679,200	0.05	0.21	0.08
Svenska Handelsbanken	2,931,500	0.22	3,658,592	0.02	0.12	0.04
Astoria i Linköping	1,440,000	0.11	2,566,612	0.00	0.06	0.02
Foreign owners 2)	23,774,261	1.82	7,434,524,245	50.15	27.48	46.23
of which Fidelity Funds	—	—	819,164,919	5.52	2.93	5.08
Others	76,462,228	5.85	4,849,979,507	32.75	20.04	30.55

Total	1,308,779,918	100%	14,823,478,760	100%	100%	100%

1)	Sources: SIS Ägarservice AB and VPC AB, December 31, 2004

2)	Including Nats Cumco as Nominee: 1,576,621,014 Class B shares.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	11

SHARE INFORMATION

The following table indicates changes in holdings of the Class A and Class B shares, respectively, held by major shareholders and percent of voting rights, as of December 31, 2002, 2003 and 2004.

	2004			2003			2002
Person or group	Class A shares, percent	Class B shares, percent	Voting rights, percent	Class A shares, percent	Class B shares, percent	Voting rights, percent	Class A shares, percent	Class B shares, percent	Voting rights, percent
Investor AB	39.22	2.00	19.46	39.11	3.58	38.29	39.11	3.93	38.31
AB Industrivärden	28.42	—	13.33	28.34	1.15	27.72	28.34	1.41	27.73
Svenska Handelsbankens Pensionsstiftelse	6.41	—	3.01	7.38	0.23	7.21	5.41	0.23	5.29
Livförsäkrings AB Skandia	4.51	0.50	2.38	4.53	1.09	4.45	5.02	1.67	4.95
Pensionskassan SHB Försäkringsförening	4.84	—	2.27	4.83	0.20	4.72	4.83	0.21	4.72
Svenska Handelsbankens Personalstiftelse	1.53	—	0.72	1.52	0.06	1.49	1.52	0.07	1.49
Oktogonen, Stiftelsen	0.99	—	0.46	—	—	—	1.98	0.08	1.92
Robur Fonder	0.51	2.65	1.62	0.00	3.09	0.07	—	—	—
AMF Pension	0.36	2.15	1.33	—	—	—	—	—	—
Gamla Livförsäkringsaktiebolaget SEB-Trygg	2.13	0.39	1.22	1.98	0.77	1.95	1.98	0.89	1.95
SHB/SPP Fonder	0.24	1.74	1.05	0.14	1.71	0.17	—	—	—
Nordea Fonder	0.26	1.64	1.01	—	—	—	—	—	—
Tredje AP-fonden	0.94	0.97	0.97	0.77	1.03	0.78	0.29	1.36	0.31
Första AP-fonden	0.57	1.17	0.90	0.33	1.31	0.36	0.33	1.41	0.36
Fjärde AP-fonden	0.22	1.32	0.81	—	—	—	0.33	1.64	0.36
SEB fonder	0.27	1.25	0.80	0.04	1.52	0.08	0.08	1.62	0.12
EB Stiftelsen, Skandinaviska Enskilda Banken	0.39	0.05	0.21	1.19	0.02	1.16	1.19	0.06	1.16
Svenska Handelsbanken	0.22	0.02	0.12	0.39	0.05	0.38	0.22	0.06	0.22
Astoria i Linköping	0.11	0.00	0.06	—	—	—	0.11	0.02	0.11
Alecta	0.19	1.25	0.75	—	—	—	—	—	—
Foreign owners	1.82	50.15	27.48	1.09	45.74	2.12	0.99	40.51	1.88
of which Fidelity funds	—	5.52	2.93	—	—	—	—	—	—
Others	5.85	32.75	20.04	8.36	38.45	9.05	8.27	44.83	9.12

Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00

Source: SIS Ägarservice AB and VPC AB, December 31, 2004.

We do not know of any arrangements that might result in a change of the control of the Company. As of December 31, 2004, the total number of voting securities of the Company owned by officers and directors as a group was:

	Number of Class A shares	Number of Class B shares	Voting rights, percent
Officers and directors as a group (27 persons)	6,080	17,586,280	0.1

For individual holdings, see “Corporate Governance”.

12	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

LETTER FROM THE CHAIRMAN OF THE BOARD

Letter from the Chairman of the Board

Dear Shareholder,

Ericsson’s solid results for 2004 reaffirmed the value and effectiveness of our restructuring strategy. We delivered strong operating profit, healthy operating cash flow and our sales growth more than offset the weakness of the U.S. dollar – reinforcing our global market leadership.

The Ericsson share price performed well during 2004 – outperforming most stock market indexes. We also returned to several blue chip stock indexes, including DJ Euro STOXX 50 and the NASDAQ 100.

Over the last several years, we have strengthened Ericsson, operationally and financially, and we have emerged from the market downturn with the strongest financial position in our history. Now, our ambition is to return value to shareholders in the most sustainable way.

Retaining a strong balance sheet is of primary importance. Our solid financial position enables us to pay down debt, make strategic investments and, for the first time since 2000, we are proposing that we pay a dividend to our shareholders. It has also allowed us to successfully manage our way through the challenging environment that we have experienced in recent years.

To help protect shareholder value, we are committed to meeting the highest standards of corporate governance. We are confident that we have adequate management controls and we continuously seek ways to make them better. During 2004, the difference in voting rights between the Class A and Class B shares was significantly reduced. We are participating in various industry forums to help further strengthen corporate governance practices including the NASDAQ Issuers Affairs Committee. We are also in the process of implementing the applicable requirements of the Sarbanes-Oxley Act.

As a valued shareholder, you are part owner of an extraordinary company, with solid assets, a world-class reputation and some of the best employees in our industry. We have a number of strategic advantages in many areas, from our competitive cost structure and technological expertise to our industry-leading operational scale and customer base. It is a great honor for me to serve as your Chairman. I thank you for your continued support.

I would also like to acknowledge the contributions of my fellow board members in setting our strategies and policies. Of course, a good strategy is effective only when properly implemented. For that, I would like to congratulate the management team and all employees for their ongoing commitment to operational excellence. This year’s excellent results are a credit to you all.

Sincerely yours,

Michael Treschow
Chairman of the Board

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	13

BOARD OF DIRECTORS’ REPORT

Board of Directors’ Report

The Board of Directors’ Report contains discussion and analysis of the financial statements for earnings, balance sheet and cash flow. In addition to this and other information on past performance, the report includes “forward-looking statements” about future market conditions, strategies and anticipated results. Such statements are based on assumptions and estimates, and are subject to risks and uncertainties. Actual results could differ materially from those described or indicated by such forward-looking statements. For further discussion, please see “Forward-looking Statements”.

The terms “Ericsson”, “Group”, “the Company”, “us”, “we”, “our” or similar all refer to Telefonaktiebolaget LM Ericsson, the Parent Company and its subsidiary companies. To facilitate comparisons of operating results, we have excluded restructuring charges for years 2002 and 2003, except for the measures Net Income, Earnings per share and Payable days. Those adjustments relate to restucturing costs, effects of capitalization of development costs and non-operation capital gains, and, in our opinion, the adjusted measures better reflect the operations and will help the readers to understand the Company’s performance during the periods reported in the statements. There were no restructuring charges during 2004. Please see Notes to the Financial Statements – Note 3, “Restructuring Costs” for more information about these charges.

SUMMARY

Ericsson’s 2004 performance was characterized by recovery, profitable growth and increased market share with good progress in strategically important areas. We believe that a flexible platform for value creation has now been firmly established. The success of our restructuring efforts and focus on operational excellence are evidenced by the solid results in 2004. In addition to improving our operational efficiency beyond what was originally envisioned in 2001, an increased cost awareness has been instilled within all parts of the Group.

With the restoration of a healthy operating margin and strong cash flow from operations, we have increased our cash position and repaid a significant portion of our long-term debt ahead of maturity. Our ambition is to maintain the performance levels delivered this year in order to continue generating best-in-class margins.

Our leadership in GSM and WCDMA is reinforced with a number of key business wins in strategic markets. Ericsson Mobile Platforms is now a supplier to 6 of the top mobile phone brands representing approximately 30 percent UMTS (3G/WCDMA) market share. We have also shown good progress in our professional services business where we have built a leading position in managed services and hosting. Going forward, we believe the company is very well positioned for sustainable performance with competitive profitability.

MARKET ENVIRONMENT AND TREND INFORMATION

After several years of decline, operator spending on mobile network infrastructure equipment rebounded during 2004. The market growth was driven by subscriber additions in developing markets and deployment of 3G networks, mainly in Western Europe as well as in parts of Asia. There was also a temporary surge of investments in most markets as many operators strived to catch up from under-investing during the market downturn. Following the extraordinarily strong growth in 2004, we expect the mobile systems market, measured in USD, to increase slightly during 2005.

Pricing trends remained similar to previous years, in particular regarding strategic pricing necessary to win contracts with new customers and/or new markets. Currency exchange effects, mainly related to a weaker USD, also negatively affected our sales.

Operator consolidation is a key trend in several markets. In North America, operator consolidation caused a temporary slowdown in GSM/EDGE investments while the companies involved underwent their merger process. In Latin America, where significant operator consolidation has already taken place, we experienced strong growth, especially from operators expanding their GSM coverage and capacity. In both regions, we have been able to improve our already strong market position due to our longstanding relationships with the consolidating companies.

The largest mobile operator in the US has now committed to deploy WCDMA with plans for nationwide coverage by year-end 2006. China is broadly expected to announce their 3G plans sometime during 2005 with volume deployments likely to start during 2006. Even when including the US and China, the footprint of WCDMA is still less than one half of GSM’s. This implies not only good growth opportunities for WCDMA but also continued near-term volume deployment of GSM, especially in developing markets.

Within fixed networks, we believe operator spending was flat to slightly up in 2004 compared with 2003. However, many operators are contemplating a conversion to an all-IP broadband environment. This would enable more efficient handling of voice, data and image based communications as well as a platform for converged services. Ericsson already has a solid starting position as we offer broadband for mobile and fixed networks, IP Multimedia Subsystem (IMS) based service networks and unique systems integration competence. These are the three key aspects that network operators need to address in order to converge their fixed and mobile services. Several operators have already started such an upgrade process and others are expected to follow. This development could stimulate fixed network capital expenditures over the next several years.

14	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

BOARD OF DIRECTORS’ REPORT

In addition to network management and systems integration services, the opportunity to supply managed capacity and hosting services to network operators is increasing. We expect this trend to continue as operators realize the competitive advantages that are made possible when several operators share capacity and operating costs. Smaller operators especially benefit by gaining access to service capabilities and content far beyond what they could normally afford while at the same time lowering their risks and improving their time to market.

GOALS AND STRATEGY

Our goal is to be the preferred business partner to our customers, especially to the world’s leading network operators. In doing so, we strive to be the market and technological leader by offering end-to-end solutions mainly related to network infrastructure, network management and other service offerings. Our products and services fit into the core and access parts of networks as well as into the increasingly important service layer. In addition, with our mobile platform products and through our Sony Ericsson joint venture for mobile handsets, we extend the scope of our operations for complete end-to-end solutions.

Our strategy is to:

•	Lead market development through innovation and technological leadership;

•	Leverage our economies of scale to develop superior products and services and thereby offer our customers competitive advantages; and

•	Establish operational excellence as a basis for sustainable and best-in-class operating margins.

PROGRESS RELATIVE TO GOALS

Strong subscriber growth in emerging markets combined with catch-up spending on GSM has fueled a rebound in the mobile systems market during 2004, driving double-digit growth and high profit margins. While the sharp market recovery provided the fuel for the strong performance, it would not have been possible without the restructuring measures that were undertaken during 2001–2003 to position the company for the eventual market rebound.

We made good progress on our ongoing financial targets of:

•	Increasing sales at least in line with the market growth;

•	Delivering best-in-class operating margins;

•	Generating positive cash flow before financing;

•	Restoring our credit ratings to Investment Grade.

Sales development

Based on our reported sales combined with the publicly reported and estimated sales for our main competitors, we estimate that the mobile systems market grew approximately 20 percent in USD terms during 2004. During this period, our mobile systems sales increased by 26 percent at constant exchange rates.

Margin development

Our ambition is to deliver best-in-class profit margins. The Company has generated a record level operating margin during 2004.

Research and development

A robust R&D program is key to our competitiveness and future success. With most of our R&D invested in mobile communications network infrastructure, our program is one of the largest in the industry. Even though total R&D spending has been significantly reduced over the last several years, we have maintained a high investment level in the strategically important areas of broadband access, core networking and service layer. During the same time, we have reduced the number of design platforms within our product portfolio, which has facilitated a higher level of product commonality for improved R&D efficiency.

R&D program

	2004	2003	2002
Expenditures (SEK billion)	20.9	21.8	26.4
As percent of sales	15.8%	18.5%	18.1%
Employees within R&D at December 31	16,000	16,500	20,500
Patents	16,000	15,000	12,000

Cash flow development

Return on Capital Employed (ROCE) was over 29 percent compared with a negative 6 percent in 2003. Even with the strong sales growth this year, most of the working capital efficiency targets were exceeded in 2004. However, efforts to further improve capital efficiency will continue, especially within inventories.

	Target	2004	2003	2002
Days Sales Outstanding (DSO)	<90	75	79	92
Inventory Turnover (ITO)	>5.5	5.7	6.1	5.1
Payable Days 1)	>45	46	37	40
Cash flow before financing activities (SEK billion)	Positive	17.7	19.5	-7.1

1)	Payable days: Accounts payable divided by Cost of sales and multiplied by 90 days.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	15

BOARD OF DIRECTORS’ REPORT

Credit ratings

Although Moody’s as well as Standard & Poor’s (S&P) credit rating agencies have raised Ericsson’s credit ratings during 2004, at year-end their ratings were still below what is considered to be investment grade i.e. Baa3 for Moody’s and BBB – for S&P.

Ericsson credit ratings year end 2002-2004

	Investment grade	2004	2003	2002
Moody’s	Baa3	Ba2	B1	Ba2
Standard & Poor’s	BBB–	BB+	BB	BB

FINANCIAL RESULTS

Orders and sales

Order intake increased sharply during the year, resulting in a book-to-bill ratio of slightly above one for the full year. The increase in orders was driven by particularly strong development in Latin America, Europe, Middle East and Africa as well as parts of Asia. Our largest market, the United States, was down significantly due to a temporary disruption from the merger process involving two of our largest customers. We expect a resumption of more normal levels of investments in the US once their merger integration is completed. A stronger SEK also negatively affected order value when translated from local currencies.

Sales growth within the GSM/WCDMA track was approximately 19 percent mainly due to a strong increase in demand for GSM in almost all markets. Although from a much smaller base, WCDMA equipment and associated network rollout services also showed good sales growth with a more than 37 percent increase from SEK 10.7 billion in 2003 to SEK 14.7 billion in 2004.

Within fixed networks, we were awarded a number of contracts for broadband access, softswitch and packet switching products, but this was not sufficient to offset the continued sharp decline for circuit switching equipment. Although the business is currently much reduced from prior levels, we are optimistic regarding growth opportunities for public Ethernet access and converged networks.

The business development and portfolio build-up within Professional Services continued to be favorable. Sales increased 14 percent in local currencies and now represent 16 percent of Systems sales. Particularly encouraging was the development for hosted and managed services where we have been awarded a significant number of contracts.

Sales in Other Operations increased by 8 percent to SEK 11.4 billion with most business units showing improvements, especially Mobile Platforms and Power Modules. Sales in Enterprise Systems were essentially flat. To strengthen Enterprise opportunities, we have introduced applications that bridge the enterprise and public mobile worlds and are now offering custom-made solutions that suit the unique demands of individual companies and operators.

Gross margin and operating expenses

The significantly improved gross margin reflects the benefits of the cost reduction measures, higher volumes with better capacity utilization and a favorable product mix.

While sales increased by 12 percent, operating expenses were reduced from SEK 40.0 billion, adjusted to exclude restructuring charges, in 2003 to SEK 37.1 billion. Efficiency improved, with operating expenses measured as a percentage of net sales decreasing from 34.0 percent in 2003 to 28.1 percent in 2004. The net effect of risk provisions and credit losses for customer financing affecting operating expenses amounted to SEK –0.2 (–1.1) billion.

Other Income Statement items

Share in earnings of joint ventures and associated companies improved sharply by SEK 2.6 billion mainly due to a strong contribution from Sony Ericsson. The financial performance of Sony Ericsson improved dramatically, improving our share in earnings from a loss of SEK –0.2 billion excluding restructuring costs last year to a profit of SEK 2.1 billion this year.

Other operating revenues increased by 29 percent, mainly as a result of license fees from WCDMA related intellectual property rights.

Continued positive cash flow and repayment of debt improved the financial net from SEK –0.9 billion in 2003 to SEK –0.5 billion.

Income after financial items was SEK 28.4 (4.4) billion, an improvement of SEK 24.0 billion on a sales increase of SEK 14.2 billion, confirming the success of our cost reduction measures.

Net income improved to SEK 19.0 (–10.8) billion and diluted earnings per share improved to SEK 1.20 (–0.69). Diluted earnings per share according to US GAAP were SEK 0.90 (–0.68).

16	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

BOARD OF DIRECTORS’ REPORT

Balance Sheet and Cash Flow

The capital usage and cash position improved during 2004. Total assets were SEK 183 (182) billion. Excluding increased cash and cash equivalents of SEK 3.3 billion, total assets were reduced by 1 percent. The largest items contributing to the improvements were lower customer financing and deferred tax assets.

SEK 13.6 billion of long-term debt was repaid. Liabilities and provisions were reduced despite the effect of a SEK 1.8 billion increase for new pension accounting rules.

Net cash developed favorably, with the excess of cash over debt increasing from SEK 27.0 billion to SEK 42.9 billion. This year’s strong profit increased equity to SEK 77.3 (60.5) billion and the equity ratio improved to 42.8 (34.4) percent.

The extended restructuring programs initiated in early 2003 were completed ahead of schedule and have delivered more than the targeted cost reductions. Although there were no restructuring charges in 2004, cash outlays in 2004 related to restructuring were SEK –5.7 (–10.5) billion.

Cash flow before financing activities was positive by SEK 17.7 (19.5) billion, driven mainly by the improved income.

Capital expenditures

The following table sets forth a breakdown of our annual capital expenditures during the four years ended December 31, 2004:

(SEK billion)	2004	2003	2002	2001
Capital expenditures	2.5	1.8	2.7	8.7
of which Sweden	1.1	1.1	1.2	3.8

Through downsizing and outsourcing we have been able to significantly reduce our capital expenditures from the higher levels of 2001. Capital expenditures in 2004 were mainly for investments in test equipment used to develop, manufacture and deploy systems products. We do not expect our capital expenditures to be significantly different in 2005. We continuously monitor our capital expenditures and evaluate whether adjustments to our budget are necessary in light of market conditions and other economic factors.

Off Balance Sheet items

Customer financing credits of SEK 0.6 (2.0) billion issued by third parties and guaranteed by Ericsson were outstanding as per December 31, 2004. Please also see Notes to the Financial Statements – Note 22, “Financial Risk Management and Financial Instruments”, and Note 34, “Reconciliation to Accounting Principles Generally Accepted in the United States”.

PARTNERSHIPS AND JOINT VENTURES, ACQUISITIONS/DIVESTITURES

Mobile communications networks are becoming increasingly complex and many new types of services will continue to be launched. Since handsets are an important part of the realization of new services, it is important for Ericsson as a systems supplier to also participate in the mobile phone market. With our 50:50 mobile phone joint venture with SONY Corporation, we are able to offer complete end-to-end solutions that combine mobile handsets, network infrastructure and services. The Sony Ericsson Mobile Communications (SEMC) joint venture is included in our Phones segment. Their results are accounted for under the equity method with no sales included in Ericsson’s financial statements.

During 2004, Sony Ericsson Mobile Communications AB reported sharply increased unit shipments and sales. The cost reduction actions that were initiated during 2003 have been successfully completed and contributed to the positive results. With a product portfolio that is geared mostly towards mid and high-end models along with a lower cost base, our ambition for the JV is to create continued profitable growth.

In the second quarter of 2004, SEMC increased its equity stake in Beijing Ericsson Putian Communications Company Ltd. to 51 percent. The name of the facility has been changed to Beijing SE Putian Mobile Communications Co. Ltd. (BMC). BMC operations have been consolidated into SEMC since the second quarter, which has had a relatively minor positive effect on their results.

For more information on our transactions with SEMC, please also see Notes to the Financial Statements – Note 32, “Related Party Transactions”.

In the second quarter of 2004, we made a public offer to purchase shares of Ericsson S.p.A. in Italy and have increased our ownership from 72 percent to 93 percent. By that we exceeded 90 percent ownership, which according to Italian regulations requires us to launch a Residual Public Offer for the remaining 7.4 percent of the shares outstanding. This offer will be launched during the first quarter of 2005. When completed, Ericsson S.p.A. will be delisted from the Milan Stock Exchange.

No other significant acquisitions or divestments were made during 2004.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	17

BOARD OF DIRECTORS’ REPORT

Material contracts and contractual obligations

Other than contracts entered in the ordinary course of business, we do not have any material contracts. The Company has in the ordinary course of business primary contractual obligations as per the table below. Purchase obligations are related to outsourced manufacturing, R&D and IS/IT operations and for components for our own manufacturing.

Contractual Obligations

(SEK million)	Total	Payment due by period
		< 1 year	1-3 years	3-5 years	>5 years
Long-term debt1)	20,949	764	9,210	6,163	4,812
Capital lease obligations 2)	2,727	272	454	340	1,661
Operating leases	12,346	2,337	3,583	2,607	3,819
Other long-term liabilities	1,856	77	426	124	1,229
Purchase obligations3)	7,129	7,129	—	—	—
Commitments for customer financing 1)	2,195	1,691	504	—	—

Total	47,202	12,270	14,177	9,234	11,521

1)	See also Notes to the Financial Statements – Note 22, “Financial Risk Management and Financial Instruments”.

2)	See also Notes to the Financial Statements – Note 28, “Leasing”.

3)	The amounts of purchase obligations are gross, before deduction of any related provisions.

Critical accounting policies and estimates

The preparation of financial statements and application of accounting policies often involve management’s judgment or the use of estimates and assumptions deemed to be reasonable and prudent. However, other results may be derived using different assumptions or estimates. Following are the accounting policies subject to such estimates or assumptions that we believe have the most significant impact on our reported results and financial position.

Revenue recognition

A substantial part of our sales is generated from construction-type contracts to supply network equipment configured according to customer specifications. Managerial judgment is applied, among other aspects, regarding contractual performance, estimated total contract costs, degree of completion and conformance with acceptance criteria to define the amounts of revenue to be recognized. The large number of supply contracts that we are a party to generally balances the uncertainty that may be associated with any single contract.

Inventory valuation

Inventories are valued at the lower of cost or market value. Total inventory reserves as of December 31, 2004 amount to SEK 3.1 (3.7) billion or 18 (25) percent of gross inventory.

Deferred taxes

Deferred tax assets are recognized for temporary differences between reported and taxable income and for unutilized tax loss carry-forwards. The largest amounts of tax loss carry-forwards are in Sweden, with an indefinite period of utilization. The valuation of tax loss carry-forwards and our ability to utilize unused tax losses is based upon our estimates of future taxable income in different tax jurisdictions and involves assumptions regarding the deductibility of costs not yet subject to taxation.

At December 31, 2004, the value of unutilized tax loss carry forwards amounted to sek 34.1 (52.0) billion. The estimated tax loss carry-forwards are reported as assets.

Capitalized development costs

Development costs for products that will be sold, leased or otherwise marketed as well as those intended for internal use are capitalized. The starting point for capitalization is based upon management’s judgement that the technological and economical feasibility can be confirmed, usually when a product development project has reached a defined milestone according to an established project management model. Amortization of capitalized equipment begins when the product is available for general use with impairment testing performed annually.

Provisions

Valuation of receivables and exposures in customer financing

We monitor the financial stability of our customers and the environment in which they operate to judge their guarantees and the likelihood that we can get paid for individual receivables. Most of our customers have good creditworthiness and the impact of individual receivables is therefore limited when consolidated. Total allowances for doubtful accounts as of December 31, 2004 were SEK 1.8 (2.1) billion or 5 (6) percent of our gross accounts receivable.

Customer financing credits have higher risk than trade receivables because customers requiring financing typically have weaker balance sheets and less liquidity. We regularly assess the credit risk and make appropriate provisions for outstanding customer financing credits and third party credits under our guarantee. Provisions for customer financing as of December 31, 2004 amounted to 56 (56) percent of gross exposure.

Product warranties

Reserves for product warranties are based on historic failure rates as well as assumptions on estimated failure rates for new products and costs to remedy the various types of faults predicted. Total reserves for customer warranties as of December 31, 2004 amount to SEK 6.4 (4.7) billion.

18	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

BOARD OF DIRECTORS’ REPORT

Pension and other post-employment benefits

Accounting for the costs of defined benefit pensions and other applicable retirement benefits is based on actuarial valuations, relying on key assumptions for discount rates, expected return on plan assets, future salary increases, turnover rates and mortality tables. The discount rate assumptions, in turn, are based on rates for high quality fixed income investments with durations similar to our pension plans and considers long-term historical returns, allocation of assets and estimates of future long-term investment returns. At December 31, 2004, provisions for pensions and other post-employment benefits amounted to SEK 10.1 (8.0) billion with pension obligations reported as provisions on the balance sheet.

Other provisions

Significant parts of other provisions are related to estimated obligations for patent and other litigations, contractual discounts and penalties of uncertain timing and amount, potential supplier or subcontractor claims and unresolved Income Tax and VAT /GST issues. At December 31, 2004, Other provisions amounted to SEK 14.5 (13.5) billion.

FINANCIAL RISK MANAGEMENT

We have an established policy governing the Group’s financial risk management, which is carried out by the Treasury function and supervised by the Board of Directors’ Finance Committee. Please see the Corporate Governance chapter for more information about our corporate governance and the responsibilities of the Finance Committee.

For further information on our objectives, policies and strategies for financial risk management please see Notes to the Financial Statements – Note 21, “Interest-Bearing Liabilities” and Note 22, “Financial Risk Management and Financial Instruments”.

Foreign exchange risks

With significant revenues, costs, assets and liabilities in currencies other than SEK, Ericsson has a net exposure to a number of currencies. The duration of this exposure is also considerable, as many contracts have long lead times between order and delivery. Assuming our foreign exchange exposure remained the same, a 10 percent plus/minus isolated change in the USD/SEK exchange rate would affect income by SEK 3.6 billion before any hedging effects. We manage this exposure through a variety of hedging activities covering on average the forthcoming 6–9 months.

During 2004, due to the stronger SEK, primarily vs. USD and related currencies such as Saudia Arabian Riyal and Chinese Renminbi, foreign exchange losses of SEK 1.1 billion net were recognized.

The net results of foreign subsidiaries and the values of such foreign investments are also exposed to exchange rate fluctuations that can affect the income statement and consolidated balance sheet when translated into SEK. Translation effects of investments in companies affecting the income statement were negative SEK 35 million net. Hedging benefits fully offset these losses. The translation differences reported within equity on the balance sheet were, net of hedging, SEK – 1.1 billion.

Interest rate risks

Ericsson is exposed to interest rate risk through market value fluctuations of certain balance sheet items and through changes in interest expenses and income. Assuming our net cash position remained at SEK 42.9 billion and our interest-bearing provisions and liabilities remained at SEK 33.6 billion, a sustained change in interest rates of plus/minus 0.25 percentage points would have an annual impact on the financial net of approximately SEK 124 million.

Credit risk in trade receivables

Extended payment terms for trade credits are regularly reviewed with provisions made to cover any expected losses. Trade receivables amounted to SEK 32.6 (31.9) billion less provisions of SEK 1.8 (2.1) billion at year-end. Credit losses have historically been low mainly because our customer base largely consists of well established and financially sound network operators.

Customer finance risk

Our gross exposure to customer finance, on and off balance sheet, has been continuously reduced since 2002. In most of our customer financing agreements, we maintain security interests, normally in the form of pledges of equipment, certain of customers’ shares or pledges of their shares. To cover the remaining risk exposure, provisions are made as part of selling expenses. These provisions as a percentage of gross exposure reflect the higher risk in a smaller and less geographically diversified portfolio of customer credits. At year-end 2004, 60 percent of our gross exposure was related to Latin America. The remaining exposure is mainly related to Europe, Middle East and Africa. The net effect on operating expenses during 2004 from risk provisions and credit losses amounted to SEK -0.2 ( –1.1) billion.

Please see “Notes to the Financial Statements – Note 22, “Financial Risk Management and Financial Instruments” for more information regarding customer financing.

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. During 2004, no credit losses were incurred from such investments. All derivative transactions are covered by ISDA Master agreements to reduce the credit risk.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	19

BOARD OF DIRECTORS’ REPORT

Liquidity and refinancing risk

Cash and cash equivalents increased by SEK 3.3 billion to SEK 76.6 (73.2) billion during 2004 mainly due to positive cash flow. We expect our strong cash position to satisfy any short-term liquidity requirements and therefore we have cancelled our 2006 committed credit facility of USD 0.6 billion and repurchased outstanding bonds of SEK 5.9 billion.

During 2004, there have been no material defaults in the payment of principle or interest, or any other material default relating to the indebtedness of Ericsson or any of its significant subsidiaries.

Despite our currently below investment grade credit ratings, we have been able to amend the terms and conditions of the USD 1 billion revolving credit facility to reflect the company’s improved performance. In addition to better pricing, the amended facility does not have any requirement for collateral or an availability test as required under the previous agreement.

CORPORATE SOCIAL RESPONSIBILITY

Effective management of social, environmental and geopolitical issues can help to assure an enduring capability for value creation and competitive advantage. We are committed to being a responsible member of the global society and to the communities in which we operate. Ericsson supports the UN Global Compact and its ten guiding principles. We see these principles as a prerequisite for sound, long-term business. These are also guiding principles in our work and inspire us to find new ways to deploy our products and services, including in developing countries. In this spirit we continued with our Supplier Code of Conduct program, in close cooperation with local Ericsson organizations. During 2004 we had our main focus on China establishing local management of ethical issues in the supply chain, including Code of Conduct Auditors. During 2004 Ericsson, as a member of the Global Compact, initiated the first socio-economic investigation in a developing country proving the need for mobile telephony as a catalyst for rural economic growth. This was made together with United Nations Development Program (UNDP) and the Swedish Foreign aid organization SIDA.

In 2004, Ericsson was again included in the FTSE4Good and the Dow Jones Sustainability Indexes. Additional information about our corporate social responsibility is available on our web site at: www.ericsson.com/about/responsibility.

We encourage and empower our employees to make a positive contribution to society. Their contributions are of many kinds, determined by our employees according to local needs. They may, for example, be in the fields of health care, social and humanitarian aid, scholarships and other educational support, art and culture, the environment, children’s welfare as well as many other charitable activities.

We have provided a cornerstone donation of USD 1.0 million to the John F. Kennedy School of Government at Harvard University to help establish a newly endowed Professorship in Global Leadership & Public Policy in memory of Anna Lindh, former Foreign Minister of Sweden.

Ericsson Response

Ericsson Response is our global initiative to rapidly provide specialist volunteers and communications equipment anywhere in the world in response to human suffering caused by disasters. Ericsson Response assists the disaster relief operations of the United Nations Development Program, the Office for the Coordination of Humanitarian Affairs (OCHA) and the International Federation of Red Cross and Red Crescent Societies (IFRC).

Following is a limited summary of Ericsson Response disaster relief activities during 2004:

•	Helping to establish a new Pan American Disaster Response center, which supports IFRC, operations in Central America, the Caribbean and Latin America.

•	Supporting the relief operations of IFRC, the Dominican Red Cross and Télécoms Sans Frontières (TSF) following the extensive damage from several hurricanes, floods and mudslides in the Caribbean.

•	Sending volunteers to Sudan to help support agencies such as the UN Office for the Coordination of Humanitarian Affairs, the World Food Program (WFP) and the Swedish Rescue Services Agency (SRSA) regarding the humanitarian crisis in that country.

•	Supporting relief efforts in Southeast Asia after a series of tsunamis devastated coastal regions in the area. We are also aiding in reconstruction work in these disaster areas.

Environment

We continuously improve the environmental performance of our products, services and operations and strive to meet or exceed legal and other requirements to protect the environment.

Key areas of progress during 2004 include:

•	Improvements in nearly every environmental indicator tracked. In particular, our overall energy consumption and carbon dioxide generation, measured per produced capacity, have been significantly reduced.

•	Remained on schedule to meet the requirements of the EU directive on waste electrical and electronic equipment (WEEE).

•	Expanded our worldwide Ecology Management recycling program for our customers’ phased-out equipment.

•	Continued to fund independent research of health and safety issues.

20	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

BOARD OF DIRECTORS’ REPORT

Corporate Governance

Although our internal rules for governance and other important rules for managing our business activities have long been established through corporate steering policies and directives, we have adapted our work procedure in line with developments in Sweden and the US regarding reporting, disclosure and other requirements for listed companies on the Stockholmsbörsen, London Stock Exchange and NASDAQ as well as changes in legislation, such as the US Sarbanes-Oxley Act.

During 2004, actions to further strengthen our corporate governance included:

•	Communication of a Code of Business Ethics and Conduct that essentially summarizes the most important of our rules to all employees, directors and officers throughout the Group. There have been no amendments or waivers to the Code of Business Ethics and Conduct for any Director or member of our Management.

•	Initiation of a project to comply with relevant sections of the Sarbanes-Oxley Act. Implementation should be completed by the end of 2005.

Board Compensation

Members of the Board, who are not employees of the Company, have not received any compensation other than the fees paid for Board duties as outlined in Notes to the Financial Statements – Note 31, “Information Regarding Employees, Members of the Board of Directors and Management”. Members and Deputy Members of the Board, who are employees, i.e. the CEO and the Employee representatives, have not received any remuneration or benefits other than their normal employee entitlements, with the exception of a small fee paid to the employee representatives on the Board for each meeting attended.

Executive Compensation

The remuneration committee continues to be mindful of the debates around the world on executive salaries and benefits. Based on the results of an independent review by our external auditors into all aspects of authorization, compliance and control of senior executive compensation, we are confident that current policies and practices at Ericsson are under proper control.

For the Group Management team, the maximum level of variable salary as a short term incentive has been reduced from 80 percent to 60 percent of base salary from 2004. This change is compensated in two steps, implying for 2005 an increase of 5 percent of fixed salary. In addition, the employee stock purchase plan has been enhanced as a long term incentive to allow investments of up to 7.5 percent of fixed salary. The previous version of the plan allowed a maximum investment of the lower of 7.5 percent of salary or SEK 50,000 per year. For management and key contributors, an acceleration feature has been added where multiple shares, up to a maximum of six, may be awarded for each share purchased if certain performance targets are met over a three-year period.

As of December 31, 2004, there were no loans outstanding from, and no guarantees issued to or assumed by the Company for the benefit of any member of the Board of Directors or senior management.

Employees

Every year we conduct an employee satisfaction survey to assess our Human Capital Index and employee empowerment. In 2004 over 90 percent of our employees participated in this survey. While there is still considerable room for improvements, the results showed a continued upward trend in almost all indicators with organizational efficiency and leadership showing the largest increases. Not surprising considering the turmoil within the company the last several years due to restructuring and downsizing, the employee empowerment index indicated some employee frustration and alienation. Action plans are in place to improve these areas during 2005.

Employee headcount was reduced by 1,049 to 50,534. During the year, 7,092 employees departed while 6,043 joined the company. The departures were mostly related to sales and adminstration while the additions were mostly to support our growing services business. Please also see Notes to the Financial Statements – Note 31, “Information regarding employees, members of the Board of Directors and Management”.

LEGAL AND TAX PROCEEDINGS

As many other companies in the telecommunications industry, we are named a defendant in a number of class actions in the United States where plaintiffs allege that adverse health effects could be associated with the use of mobile phones. Together with the majority of the industry, Ericsson has been named a defendant in six such lawsuits. The court has dismissed five of these cases. Plaintiffs have appealed the decisions.

From 2001 to the beginning of 2005, Swedish fiscal authorities disallowed, for corporate income tax purposes, the Parent Company and the subsidiary companies Ericsson Telecom AB and Ericsson Radio Systems AB (renamed Ericsson AB) deductions for commission payments via external service companies to agents in certain countries. The increase in corporate income taxes for all group companies have been provisioned for. The decisions covering the income year 1999 have been appealed.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	21

BOARD OF DIRECTOR’S REPORT

BOARD WORK

Board of Directors

The Board of Directors is elected yearly at the Annual General Meeting for the period until the end of the next Annual General Meeting. More information regarding the Board Of Directors and its members as well as the Board and its committee activities can be found in the Corporate Governance chapter.

Board changes 2004

At the Annual General Meeting on April 6, 2004, Nancy McKinstry succeeded Peter Sutherland as member of the Board. Lena Torell has informed that she declines to be re-elected as member of the Board at the Annual General Meeting 2005.

Board work during 2004

In 2004, seven Board meetings were held. The work of the Board is subject to an established work procedure that defines the distribution of work between the Board and its three committees (Audit, Finance and Remuneration) and between the Board and the President. The work procedure is evaluated each year and revised when deemed appropriate. The Chairman has had individual discussions with each member regarding the work procedure and the evaluation of the Board work. In addition, all board members have answered a written questionnaire. The other members of the board evaluated the work of the Chairman, as well as the President and Chief Executive Officer.

Certain Board actions and decisions during 2004:

•	Amended the work procedure of the Board in order to take into account organizational changes within the Group and new NASDAQ rules regarding related party transactions.

•	Determined that each of the shareholder elected members of the audit committee qualify as Audit Committee financial expert pursuant to the applicable attributes under the final rules of the Sarbanes-Oxley Act.

•	The external auditors presented their observations from their audit of our annual report as well as their reviews of interim reports and their assessment of our internal controls and procedures.

•	Initiated a project to further strengthen internal controls and procedures to comply with applicable requirements of the U.S. Sarbanes-Oxley Act.

•	Resolved to apply the newly developed Swedish Code on Corporate Governance when it becomes effective.

•	Resolved to establish and capitalize a Swedish pension trust fund to cover pension obligations under the Swedish ITP plan.

Audit Committee

The Audit Committee had eight meetings in 2004 and reviewed the financial reporting, the scope and execution of audits performed, the independence of the external auditors, the internal audit function and audit fees as well as the progress of the conversion to IFRS reporting. The committee together with the external auditors reviewed each interim report prior to publishing. The committee has continuously followed the development of the rules and regulations of the Sarbanes-Oxley Act and the Company’s implementation. The committee has endorsed a strategy regarding non-audit services and has approved certain services under such pre-approval procedures. The committee has discussed the requirement for audit committee financial experts and has resolved to the Board to decide on the matter. An external expert advisor, Mr. Peter Markborn, has been engaged to assist and advise the committee. A procedure for confidential submission by employees of violations of laws or regulations (and in particular in relation to accounting, internal accounting controls, auditing matters, or any deceptive financial practices) was implemented during 2004.

Finance Committee

The Finance Committee held ten meetings during the year. The committee resolved issues regarding restructuring of customer credits and trade receivables, guarantees, credit facility agreements, acquisitions, refinancing of Ericsson’s existing credit commitments, the financing strategy and pension liabilities. The committee prepared for resolution by the Board proposals for conditional shareholders’ contributions to subsidiaries, proposals with respect to a public tender in Italy and certain acquisitions as well as a proposal to establish a Swedish pension trust. The Finance Committee also monitored the financial risk exposure and risk limits and reviewed the reporting to the committee in this respect.

Remuneration Committee

The Remuneration Committee held nine meetings during the year. The committee reviewed and prepared for the Board a proposal for a Long-Term Incentive Plan, which was resolved by the 2004 Annual General Meeting. The committee approved certain remuneration packages for the CEO, the members of the Group Management Team and new direct reports to the CEO. The Chairman of the committee was authorized to make an appropriate engagement arrangement with an independent remuneration expert, Mr. Gerrit Aronson. The committee also reviewed proposals for salaries and incentive pay for 2005.

22	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

BOARD OF DIRECTOR’S REPORT

PARENT COMPANY

The Parent Company business consists mainly of corporate management and holding company functions. It also includes activities performed on a commission basis by Ericsson Treasury Services AB and Ericsson Credit AB regarding internal banking and customer credit management. The commission agreement with Ericsson Treasury Services AB has been cancelled as per January l, 2005, and the internal banking activities have been transferred to the Parent Company.

The Parent Company is the owner of the majority of intellectual property rights and manages the patent portfolio, including patent applications, licensing and cross licensing of patents and defending of patents in litigations.

The Parent Company has 11 (15) branch and representative offices. In total, the Group has 45 (43) branch and representative offices.

Net sales for the year amounted to SEK 2.6 (1.6) billion and income after financial items was SEK 7.4 (3.2) billion.

Major changes in the Parent Company’s financial position for the year include decreased investments in subsidiary companies of SEK 10.1 billion (see Notes to the Financial Statements–Note 11, “Financial Assets”). Current and long-term commercial and financial receivables from subsidiary companies increased by SEK 7.3 billion. Current and long-term liabilities to subsidiary companies increased by SEK 14.9 billion and notes and bond loans, including short-term portions, have decreased by SEK 11.7 billion. At year-end, cash and short-term cash investments amounted to SEK 71.7 (68.4) billion.

In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 6,424,836 shares from treasury stock were sold or distributed to employees during the year. The nominal value of theses shares is SEK 6.4 million, representing less than one percent of capital stock, and compensation received amounts to SEK 42 million. The holding of treasury stock at December 31, 2004 was 299,715,117 Class B shares. The nominal value of these shares is SEK 299.7 million, representing 2 percent of capital stock, and related acquisition cost amounts to SEK 666.9 million.

Change of voting Rights

At an Extraordinary General Meeting held on August 31, 2004, the shareholders decided to change the difference in voting rights between Class A and Class B shares as proposed by a group of large shareholders. Following the change each Class A share confers one vote and each Class B share confers one tenth of a vote. The shareholders also decided to implement a conversion clause into the Articles of Association entailing that one Class B share could be converted to one Class A share during the period September 20 – December 10, 2004 by holders of special conversion rights. Conversion rights were thereafter issued to the Class A shareholders. The conversion rights were traded at the Stockholmsbörsen between September 20 and December 7, 2004. At the end of the conversion period 99.4 percent of the conversion rights had been used to convert B-shares to A-shares. The remaining conversion rights have expired.

At year end 2004, the 25 largest shareholders represented 47.4 percent of the capital and controlled 62.8 percent of the votes. Prior to the change in voting rights, the 25 largest shareholders represented 47.3 percent of the capital and controlled 81.7 percent of the votes.

POST CLOSING EVENTS

The Swedish Pension Trust established in December 2004, was funded in January 2005 with SEK 8.3 billion of cash and cash equivalents. The amount transferred covers and prepays a portion of our obligations under the Swedish ITP defined benefits pension plan.

Effective February 14, 2005, the Ericsson Board of Directors has appointed Hans Vestberg as Executive Vice President in the Ericsson Group. Hans Vestberg is head of Business Unit Global Services.

On February 28, 2005, Standard and Poor’s (S&P) raised their credit rating of Ericsson to investment grade of BBB–, and on March 1, 2005, Moody’s upgraded their rating from Ba2 to Bai, one level below investment grade.

The Ericsson Board of Directors on March 2, 2005, decided to increase the upper threshold of the performance target range in the proposal for a Long Term Incentive Plan 2005 to the annual general meeting of shareholders. The change means that maximum matching shares will be allocated if the average annual growth of Earnings Per Share between July 1, 2005 and June 30, 2008 is at or above 15 percent, instead of 12 percent as previously proposed.

CHANGED ACCOUNTING PRINCIPLES WITH THE CONVERSION TO IFRS

From the first quarter of 2005, we will start reporting financial results according to International Financial Reporting Standards (IFRS) as required when the European Union’s Council of Ministers adopted the so-called IAS 2005 in June of 2002. This regulation requires all exchange-listed companies within the EU to prepare and issue consolidated financial statements in accordance with IFRS.

Prior to January 1, 2005, we have prepared our consolidated financial statements in accordance with Swedish GAAP. Because Swedish GAAP, in recent years, has been adapted to IFRS to a high degree and as the rules for first time adopters allows certain exemptions from full retrospective restatements, the transition from Swedish GAAP to IFRS is expected to have a relatively limited effect on our financial statements. Furthermore, we believe the conversion to IFRS will align our reporting more closely with US GAAP. The most significant differences between our results reported in Swedish GAAP and IFRS, net of taxes, for 2004 include:

•	Retrospective capitalization of development costs and amortization of such costs (IAS 38) will decrease net income for 2004 by approximately SEK 1.9 billion.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	23

BOARD OF DIRECTOR’S REPORT

•	Cessation of goodwill amortization (IFRS 3 and IAS 38) will increase our reported operating profit for 2004 by approximately SEK 0.5 billion.

•	The fair value of outstanding employee share options (IFRS 2) and the recognition of costs for such share-based employee compensation will reduce our operating profit by approximately SEK 0.05 billion in 2004.

•	Recognition of financial instruments at fair value on the balance sheet (IAS 39) through equity affected the opening balance as of January 1, 2005, by the addition of SEK 3.6 billion in assets, SEK 2.0 billion in liabilities and SEK 1.2 billion in equity, net of deferred tax. The effect in the opening balance of valuing Other Investments at fair value as of January 1, 2005, was approximately SEK 0.4 billion in assets and SEK 0.3 billion in equity, net of deferred tax.

•	A new definition of cash and cash equivalents (IAS 7) that includes only highly liquid investments, with original maturity of three months or less, will lower our cash position compared with that previously reported under Swedish GAAP. However, our liquidity, i.e. payment readiness, will not be affected and net cash will continue to significantly exceed interest-bearing liabilities and provisions.

In total, the conversion to IFRS will have a net effect of approximately SEK – 1.5 billion on Net income for 2004 and SEK 5.7 billion on equity for January 1, 2005, including the effect of IAS 39. These estimates could change since the IFRS rules may be changed during 2005.

PROPOSED DISPOSITION OF EARNINGS

The Board of Directors proposes that a dividend of SEK 0.25 per share is paid to shareholders duly registered on the Record date of April 11, 2005, and that the Company retains the remaining part of non-restricted equity. The Class B treasury shares held by the Parent Company are not entitled to receive a dividend.

Assuming that no treasury shares remain within the Company on the Record date, the Board of Directors propose that earnings be distributed as follows:

Amount to be paid to the shareholders	SEK 4,033,064,670
Amount to be retained by the Parent Company	SEK 12,965,832,284

Total non-restricted equity of the Parent Company	SEK 16,998,896,954

Stockholm February 10, 2005

Telefonaktiebolaget LM Ericsson (publ)

Org. no. 556016-0680

Arne Mårtensson	Michael Treschow	Marcus Wallenberg
Deputy chairman	Chairman	Deputy chairman

Nancy McKinstry	Peter L. Bonfield	Eckhard Pfeiffer

Sverker Martin-Löf	Lena Torell	Per Lindh

Torbjörn Nyman	Carl-Henric Svanberg	Jan Hedlund
President and CEO

24	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Shareholders of Telefonaktiebolaget LM Ericsson (publ),

In our opinion, the accompanying consolidated and parent company balance sheets, the related consolidated and parent company statements of income, of cash flows and of changes in stockholders’ equity present fairly, and financial statement tables in all material respects, the financial position of Telefonaktiebolaget LM Ericsson (publ) and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Sweden. These financial statements and financial statement tables are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement tables based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

PricewaterhouseCoopers AB

Stockholm, Sweden

March 16, 2005

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	25

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

Years ended December 31, SEK million	Notes	2004	2003	20021)
Net sales	2,4	131,972	117,738	145,773
Cost of sales		–70,864	–78,901	–104,224

Gross margin		61,108	38,837	41,549
Research and development and other technical expenses		–20,861	–27,136	–30,510
Selling expenses		–9,693	–15,115	–21,896
Administrative expenses		–6,551	–8,762	–9,995

Total operating expenses		–37,105	–51,013	–62,401
Share in earnings of joint ventures and associated companies	11	2,318	–604	–1,220
Other operating revenues and costs	5	2,617	1,541	773

Operating income		28,938	–11,239	–21,299

Financial income	6	3,541	3,995	4,253
Financial expenses	6	–4,081	–4,859	–5,789

Income after financial items		28,398	–12,103	–22,835
Income taxes for the year	7	–9,077	1,460	4,165
Minority interest		–297	–201	–343

Net income		19,024	–10,844	–19,013

Average number of shares, basic (million)		15,829	15,823	12,573
Average number of shares, diluted (million)		15,859	15,841	12,684
Earnings per share, basic (SEK)	8	1.20	–0.69	–1.51
Earnings per share, diluted (SEK)	8	1.20	–0.69	–1.51

1)	Restated for changed accounting principles in 2003.

26	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

December 31, SEK million	Notes	2004	2003
Assets
Fixed assets
Intangible assets	9
Capitalized development expenses		4,343	4,784
Goodwill		5,324	5,739
Other intangible assets		748	687
Tangible assets	10,28,29	5,845	6,505
Financial assets
Equity in joint ventures and associated companies	11	4,150	2,970
Other investments in shares and participations	11	543	433
Long-term customer financing	11	2,150	3,027
Deferred tax assets	7	21,815	27,130
Other long-term financial assets	11	1,236	1,342

		46,154	52,617

Current assets
Inventories	13	14,003	10,965
Receivables
Accounts receivable – trade	14	32,644	31,886
Short-term customer financing		1,446	979
Other receivables	16	12,239	12,718
Short-term cash investments	22	64,350	56,622
Cash and bank	22	12,204	16,585

		136,886	129,755

Total assets		183,040	182,372

Stockholders’ equity, provisions and liabilities
Stockholders’ equity	17
Capital stock		16,132	16,132
Reserves not available for distribution		40,170	40,298

Restricted equity		56,302	56,430
Retained earnings		1,973	14,895
Net income		19,024	–10,844

Non-restricted equity		20,997	4,051

		77,299	60,481

Minority interest in consolidated subsidiaries		1,057	2,299

Provisions
Pensions	19	10,087	8,005
Deferred tax liabilities	7	421	462
Other provisions	20	24,778	27,601

		35,286	36,068

Long-term liabilities
Notes and bond loans	21	19,844	26,312
Liabilities to financial institutions	21	1,993	2,383
Other long-term liabilities		1,856	1,077

		23,693	29,772

Current liabilities
Current maturities of long-term debt	21,22	781	7,262
Current liabilities to financial institutions	21,22	938	2,247
Advances from customers		3,390	3,297
Accounts payable – trade	24	10,988	8,895
Income tax liabilities		1,686	1,943
Other current liabilities	23	27,922	30,108

		45,705	53,752

Total stockholders’ equity, provisions and liabilities 1)		183,040	182,372

Assets pledged as collateral	25	7,985	8,023
Contingent liabilities	26	1,014	2,691

1)	Of which total interest-bearing provisions and liabilities 33,643 (46,209), of which long-term 31,924 (36,700).

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	27

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31, SEK million	Notes	2004	2003	2002
OPERATIONS
Net income		19,024	–10,844	–19,013
Adjustments to reconcile net income to cash
Depreciation, amortization and write-downs on tangible assets, intangible assets and other operating long-term receivables		4,797	8,395	6,537
Taxes		5,228	–2,352	–9,171
Write-downs on other investments and capital gains(–)/losses on sale of fixed assets excluding customer financing, net		–121	924	721
Other non-cash items		–899	–580	81

Changes in operating net assets
Inventories		–3,432	2,286	8,599
Customer financing, short-term and long-term		–65	7,999	–2,140
Accounts receivable – trade		–1,403	4,131	9,839
Provisions and pensions		–1,990	5,810	3,576
Other operating assets and liabilities, net		1,340	7,098	–9,117

Cash flow from operating activities		22,479	22,867	–10,088

INVESTMENTS
Investments in tangible assets	10	–2,452	–1,806	–2,738
Sales of tangible assets		358	1,510	2,977
Acquisitions/sales of shares and other investments, net	27	–1,549	–818	2,703
Capitalization of development expenses	9	–1,146	–2,359	–3,442
Net change in capital contributed by minority		71	1	503
Other		–70	60	2,981

Cash flow from investing activities		–4,788	–3,412	2,984

Cash flow before financing activities		17,691	19,455	–7,104

FINANCING
Changes in current liabilities to financial institutions, net		–1,502	–854	–17,168
Proceeds from issuance of other long-term debt		870	32	540
Repayment of long-term debt		–13,649	–10,904	–6,072
Stock issue		—	158	28,940
Sale/repurchase of own stock		15	–150	2
Dividends paid		–292	–206	–645

Cash flow from financing activities		–14,558	–11,924	5,597

Effect of exchange rate changes on cash		214	–538	–1,203

Net change in cash and cash equivalents		3,347	6,993	–2,710

Cash and cash equivalents, beginning of period		73,207	66,214	68,924

Cash and cash equivalents, end of period	22	76,554	73,207	66,214

28	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

FINANCIAL STATEMENTS

CONSOLIDATED STOCKHOLDERS’ EQUITY

Years ended December 31, SEK million	2004	2003	2002
Opening Balance	60,481	73,607	68,587
Effect of changed accounting principle 1)	–1,275	—	—

Opening balance in accordance with new accounting principle	59,206	73,607	68,587
Stock issue, net	—	158	28,940
Sale of own stock	15	8	2
Stock purchase and stock option plans	159	151	12
Repurchase of own stock	—	–158	—
Changes in cumulative translation effects due to changes in foreign currency exchange rates	–1,107	–2,444	–4,921
Adjustment of accrued cost for stock issue 2002	2	3	—
Net income	19,024	–10,844	–19,013

Closing balance	77,299	60,481	73,607

[1]	Restated due to change in accounting principle RR 29/IAS 19.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	29

FINANCIAL STATEMENTS

PARENT COMPANY INCOME STATEMENT

Years ended December 31, SEK million	Notes	2004	2003	20021)
Net sales	2	2,598	1,645	2,017
Cost of sales		–2,238	–1,278	–2,358

Gross margin		360	367	–341
Research and development and other technical expenses		–8	–15	–37
Selling expenses		–613	–1,539	–3,099
Administrative expenses		–981	–2,920	–1,345

Total operating expenses		–1,602	–4,474	–4,481
Other operating revenues and costs	5	2,890	2,408	2,769

Operating income		1,648	–1,699	–2,053

Financial income	6	11,008	9,177	12,997
Financial expenses	6	–5,251	–6,019	–8,620

Income after financial items		7,405	1,459	2,324
Transfers to (–)/from untaxed reserves
Changes in depreciation in excess of plan	18	53	–40	20
Changes in other untaxed reserves	18	1,137	—	1,977

		1,190	–40	1,997

Income taxes for the year	7	–1,435	–169	–1,639

Net income		7,160	1,250	2,682

1)	2002 restated according to URA 7, Group contributions and shareholders’ contribution.

30	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

FINANCIAL STATEMENTS

PARENT COMPANY BALANCE SHEET

December 31, SEK million	Notes	2004	2003
Assets
Fixed assets
Intangible assets	9	40	62
Tangible assets	10,28,29	344	505
Financial assets
Investments
Subsidiaries	11,12	48,860	58,991
Joint ventures and associated companies	11,12	4,474	4,507
Other investments	11	12	17
Receivables from subsidiaries	15	48,535	34,046
Long-term customer financing	11	1,964	2,023
Deferred tax assets	7	2,527	1,646
Other long-term financial assets	11	451	476

		107,207	102,273

Current assets
Inventories	13	40	3
Receivables
Accounts receivable - trade	14	194	84
Short-term customer financing		683	1,568
Receivables from subsidiaries	15	15,667	22,835
Other receivables	16	8,203	6,523
Short-term cash investments		63,924	55,820
Cash and bank		7,772	12,573

		96,483	99,406

Total assets		203,690	201,679

Stockholders’ equity, provisions and liabilities
Stockholders’ equity	17
Capital stock		16,132	16,132
Share premium reserve		24,731	24,729
Revaluation reserve		20	20
Statutory reserve		6,741	6,741

Restricted equity		47,624	47,622
Retained earnings		8,979	12,385
Net income		7,160	1,250

Non-restricted equity		16,139	13,635

		63,763	61,257

Untaxed reserves	18	939	2,129

Provisions
Pensions	19	861	848
Other provisions	20	2,195	3,183

		3,056	4,031

Long-term liabilities
Notes and bond loans	21	19,844	26,312
Liabilities to financial institutions	21	116	290
Liabilities to subsidiaries	15	33,840	31,911
Other long-term liabilities		106	63

		53,906	58,576

Current liabilities
Current maturities of long-term debt		699	5,905
Current liabilities to financial institutions		322	1,746
Advances from customers		—	2
Accounts payable - trade	24	175	230
Liabilities to subsidiaries	15	77,600	57,606
Income tax liability		—	149
Other current liabilities	23	3,230	10,048

		82,026	75,686

Total stockholders’ equity, provisions and liabilities		203,690	201,679

Assets pledged as collateral	25	807	698
Contingent liabilities	26	7,025	10,517

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	31

FINANCIAL STATEMENTS

PARENT COMPANY STATEMENT OF CASH FLOWS

Years ended December 31, SEK million	Notes	2004	2003	20021)
OPERATIONS	27
Net income		7,160	1,250	2,682
Adjustments to reconcile net income to cash
Depreciation and amortization		133	152	49
Taxes		1,177	150	1,595
Write-downs and capital gains (–)/losses on sale of fixed assets, net		1,009	1,479	3,792
Additions to/withdrawals from (–) untaxed reserves		–1,190	40	–1,997
Unsettled dividends		—	–196	–3,108
Changes in operating net assets
Inventories		–37	–1	—
Customer financing, short-term and long-term		1,137	6,335	–6,164
Accounts receivable-trade		495	61	1,399
Provisions and pensions		–975	445	–1,469
Other operating assets and liabilities, net		–3,756	5,010	2,749

Cash flow from operating activities		5,153	14,725	–472

INVESTMENTS
Investments in tangible assets		–50	–653	–2
Sales of tangible assets		70	23	7
Acquisitions/sales of shares and other investments, net	27	9,136	–2,135	–1,275
Lending, net		–5,536	9,726	–6,503
Other		1,446	1,809	–2,219

Cash flow from investing activities		5,066	8,770	–9,992

Cash flow before financing activities		10,219	23,495	–10,464

FINANCING
Changes in current liabilities to financial institutions, net		–1,478	1,930	–293
Changes in current liabilities to subsidiaries		6,852	–1,420	–3,666
Proceeds from issuance of other long-term debt		450	342	232
Repayment of long-term debt		–12,263	–15,083	–4,641
Stock issue		—	158	28,940
Sale/repurchase of own stock		15	–150	2
Settled contributions from/to (–)subsidiaries		–492	–163	477
Other		—	–31	–287

Cash flow from financing activities		–6,916	–14,417	20,764

Net change in cash and cash equivalents		3,303	9,078	10,300

Cash and cash equivalents, beginning of period		68,393	59,315	49,015

Cash and cash equivalents, end of period	22	71,696	68,393	59,315

1)	2002 restated according to URA 7, Group contributions and shareholders’ contribution, and including all taxes in Adjustments to reconcile net income to cash.

32	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

FINANCIAL STATEMENTS

PARENT COMPANY STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

Years ended December 31, SEK million	2004	2003	2002 1)
Opening balance	61,257	61,862	31,810
Stock issue, net	—	158	28,940
Sale of own stock	15	8	2
Stock purchase and stock option plans	27	3	—
Repurchase of own stock	—	–158	—
Adjustment of accrued costs for stock issue 2002	2	3	—
Contributions from/to subsidiaries	–6,525	–2,305	–2,183
Tax on contributions	1,827	436	611
Net income	7,160	1,250	2,682

Closing balance	63,763	61,257	61,862

1)	Restated according to URA 7, Group contributions and shareholders’ contribution.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	33

This page was intentionally left blank

34	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

NOTES TO THE FINANCIAL STATEMENTS

Notes to the Financial Statements

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	35

NOTES TO THE FINANCIAL STATEMENTS

1	ACCOUNTING POLICIES

The consolidated financial statements of Telefonaktiebolaget LM Ericsson, the Parent Company and its subsidiary companies (“the Company”) are prepared in accordance with accounting principles generally accepted in Sweden, applying all applicable standards (RR) and interpretations (URA) issued by the Swedish Financial Accounting Standards Council (Redovisningsrådet) and the Annual Accounts Act. These accounting principles differ in certain respects from generally accepted accounting principles in the United States (US GAAP). For a description of major differences, with respect to Ericsson’s financial statements, see Note 34, “Reconciliation to Accounting Policies Generally Accepted in the United States”.

In 2004 the following standards were adopted:

RR 29 - Employee benefits

The effect of this standard is a change in timing of pension costs compared to previous Swedish GAAP, so that pension costs for future salary increases are estimated and recognized during the time of service. The effect of the adoption of RR 29 at January 1, 2004, has been charged to stockholders’ equity while the effect of RR 29 from that date has been charged to income.

The Parent Company has not adopted RR 29 in relation to accounting for pensions.

URA 43 - Accounting for special payroll tax and tax on investment returns

As from 2004 we have adopted, only at group level, URA 43 Accounting for special payroll tax and tax on investment returns. At the adoption of RR 29 the effect of URA 43 has been accounted for as a charge to stockholders’ equity. The effect of URA 43 has been charged to income in 2004.

Revenue recognition

Sales are recorded net of value added taxes, goods returned, trade discounts and rebates. Revenue is recognized with reference to all significant contractual terms when the product or service has been delivered, when the fee is fixed and determinable and when collection is reasonably assured.

We do not generally provide extended payment terms but may provide customer financing in construction-type contracts.

We offer a comprehensive portfolio of telecommunication and data communication systems and services covering a range of technologies. The majority of our products and services are sold as parts of contracts including several items. The nature of the products and services being sold, and the contractual terms taken as a whole, determine the appropriate revenue recognition method. The contracts are of three main types:

•	delivery-type

•	construction-type

•	contracts for various types of services, for example managed services contracts for several years

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

Revenues from construction-type contracts are generally recognized using the percentage-of-completion method. The degree of completion is measured using either the milestone output method or, to a very limited extent, the cost-to-cost method. The terms of construction-type contracts generally define milestones for progress billing to the customer, which also well reflect the degree of completion of the contract.

Revenues from contracts associated with new technology are not recognized until specified functionality has been achieved, customer acceptance has been obtained and other contractual terms have been satisfied. The profitability of contracts is periodically assessed and adjusted, if necessary, based on changes in circumstances. Provisions for losses are made when such losses become known.

For delivery-type contracts that have multiple elements, revenue is allocated to each element based on relative fair values. If there are undelivered elements essential to the functionality of the delivered elements, or, if fair values are not available for all elements, we defer the recognition of revenue until all elements essential to the functionality have been delivered or fair values exist for the undelivered elements.

36	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

NOTES TO THE FINANCIAL STATEMENTS

Revenue for period service contracts and managed services contracts is recognized pro rata over the contract period. Revenue for training, consulting, engineering, installation and similar services is generally recognized when the services are performed.

Mobile platform license revenues are included in reported Net Sales and contracted based on the number of handsets or components produced by the customer. Revenue is recognized when the customer production has occurred.

For sales between consolidated companies we apply arm’s length pricing.

Capitalized development costs

Costs incurred for development of products to be sold, leased or otherwise marketed or that are intended for internal use are capitalized, only at the group level, as from when technological and economical feasibility have been established until the product is available for sale or use.

Capitalized costs include direct labor and related overhead. Amortization of capitalized development costs begins when the product is available for general release. Amortization is made on a product or platform basis according to the straight-line method over periods not exceeding five years. Research and development costs directly related to orders from customers are accounted for as a part of cost of sales. Other research and development costs are charged to expense as incurred.

Capitalized development costs are subject to regular assessment of recoverability based on anticipated future revenues and changes in technologies. Unamortized capitalized development costs determined to be in excess of net realizable value are expensed immediately.

Share-based employee compensation

Stock option plans

Since the employee’s strike price is equal to the market price at grant date, no compensation cost is recognized for any of our current stock option plans. When the options are exercised, however, social security charges are to be paid in certain countries on the value of the employee benefit; generally based on the difference between the market price of the share and the strike price. During the vesting period, i.e. the period during which the employees have to fulfill vesting requirements, estimated costs for such social security charges are accrued. In some plans, these costs are reduced by income from related hedging arrangements.

Stock purchase plans

For stock purchase plans, a compensation cost is recognized during the vesting period, based on the market price of the share at the employee’s investment date. In the balance sheet the corresponding amounts are accounted for as equity. Vesting conditions effect the number of shares that will match. Compensation expenses are based on estimates of the number of shares that will match at the end of vesting period. When shares are matched, social security charges are to be paid in certain countries on the value of the employee benefit. The employee benefit is generally based on the market value of the shares at the matching date. During the vesting period, preliminary social security charges are accrued.

Government grants

Government grants are recognized when there is a reasonable assurance of compliance with conditions attached to the grants and that the grants will be received.

For Ericsson, government grants are linked to performing of research or development work or to subsidized capital expenditures as governmental stimulus to employment or investments in a certain country or region. Overall amounts are not significant. Government grants are normally reported as reductions of development cost or cost of sales or reductions of capital expenditure, depending on their nature.

Borrowing costs

The Company does not capitalize any borrowing costs, including borrowing cost related to financing of construction of tangible assets.

Earnings per share

Basic earnings per share are calculated by dividing net income by the average number of shares outstanding during the year.

Diluted earnings per share are calculated by dividing an adjusted net income by the sum of the average number of shares outstanding plus all additional shares that would have been outstanding if all convertible debentures were converted and stock options were exercised (potential ordinary shares). Net income is adjusted by reversal of interest expense for convertible debentures net of tax.

Potential ordinary shares are treated as dilutive when, and only when, their conversion to ordinary shares decrease earnings per share.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	37

NOTES TO THE FINANCIAL STATEMENTS

Principles of consolidation

The consolidated financial statements include the accounts of the Parent Company and all subsidiary companies. Subsidiary companies are all companies in which Ericsson has an ownership and directly or indirectly, including effective potential voting rights, has a voting majority or by agreement has control or retains the majority of the residual or ownership risk of the entity. Inter-company transactions have been eliminated.

Elimination of unrealized profits in inventory is made in full without consideration of minority interests.

The consolidated financial statements have been prepared in accordance with the purchase method, whereby consolidated stockholders’ equity includes equity in subsidiary companies and associated companies earned only after their acquisition.

The Parent Company income includes dividends received from subsidiary companies and other inter-company revenues and costs, which are eliminated in the consolidated accounts.

Associated companies, joint ventures and other investments

Investments in associated companies, including joint ventures, where voting stock interest including effective potential voting rights is at least 20 percent but not more than 50 percent, or where a corresponding influence is obtained through agreement, are accounted for according to the equity method. Ericsson’s share of income is reported in item “Share in earnings of joint ventures and associated companies”, included in Operating Income. Taxes are included in item “Income taxes”. Unrealized internal profits in inventory in associated companies purchased from subsidiary companies are eliminated in the consolidated accounts in proportion to ownership. Investments in associated companies are shown at equity after adjustments for unrealized inter-company profits and un-amortized goodwill (see Goodwill below).

Undistributed earnings of associated companies included in consolidated restricted equity are reported as “Equity proportion reserve”, as detailed in Note 17, “Stockholders’ Equity”.

All other equity instruments are accounted for as Other investments and carried at the lower of acquisition cost or fair value.

Goodwill

Goodwill resulting from acquisitions of subsidiary and associated companies is amortized according to individual assessment of each item’s estimated economic life, resulting in amortization periods of up to 20 years. Goodwill in foreign investments is remeasured at year-end exchange rates. Depending on the nature of the acquisition, goodwill amortization is reported under “Research and development and other technical expenses”, “Selling expenses” or ‘Administrative expenses”.

Goodwill resulting from acquisitions is tested annually for impairment and if there is an indication of potential impairment.

Translation of financial statements in foreign currency

For most subsidiary companies, joint ventures and associated companies, the local currency is the currency in which the companies primarily generate and expend cash, and is thus considered their functional (business) currency. Their financial statements plus goodwill related to such companies, if any, are translated to SEK using the current method, with translation adjustments reported directly in consolidated stockholders’ equity. When a company accounted for in accordance with these principles is sold, accumulated translation adjustments are included in consolidated income.

Financial statements of companies with finance activities and other companies, having such close relations with the Swedish operations that their functional currency is considered to be SEK, are remeasured using the monetary method. Adjustments from remeasurement of financial statements of these companies are included in consolidated income. (See Note 17, “Stockholders’ Equity”.)

For a limited number of companies, the functional currency is another than the local currency. These companies are translated in two steps. In the first step, remeasurement is made into the functional currency and resulting exchange rate gains/losses are reported in income . In the second step, from the functional currency to SEK, the financial statements are translated using the current method. The remeasurement method gives a more fair view of these financial statements than a translation directly to SEK, since these companies operate in de facto USD- or EUR-based economies.

38	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

NOTES TO THE FINANCIAL STATEMENTS

Translation of foreign currency items in individual companies

In the financial statements, receivables and liabilities in foreign currencies have been translated at year-end exchange rates.

Gains and losses on foreign exchange are divided into operational and financial. Effects of hedging are, in the income statement, reported together with the hedged item. The net difference between foreign exchange gains/losses on operating transactions and gains/losses on hedging through foreign exchange derivatives are included in cost of goods sold. Gains and losses on foreign exchange attributable to financial assets are included in financial income and gains and losses related to financial liabilities are included in financial expenses.

Translation effects related to permanent financing of foreign subsidiary companies are reported directly to consolidated stockholders’ equity, net of tax effects.

Cash investments, derivative financial instruments and fair value estimation of financial instruments

Short-term cash investments in the consolidated accounts are valued at the lower of acquisition cost plus accrued interest and fair value. In the Parent Company, short-term cash investments, interest and “foreign exchange” related derivatives are valued at the lower of acquisition cost plus accrued interest and fair value.

Derivative financial instruments are used to hedge foreign exchange and interest rate risks. Foreign exchange derivatives hedging items on the balance sheet are valued at fair value to offset the changed value of hedged items. Foreign exchange derivatives hedging forecasted transactions are not carried on the balance sheet. Derivatives not fulfilling the requirements for hedge accounting are valued at the lower of cost and fair value. Premium/discount on currency forward contracts is amortized during time to maturity. Interest rate-related derivatives linked to specific investments or loans, or which are applied to hedge interest rate positions are valued in the same manner as the hedged position.

Gains and losses from derivatives in the Parent Company are reported net as other financial income/expenses. In the consolidated accounts, gains and losses on operational hedges are reported in the same manner as the underlying position.

Interest rate-related derivatives and foreign exchange derivatives are in the consolidated accounts valued according to the lower of acquisition cost and fair value, determined on a portfolio basis.

Financial assets and liabilities are offset and reported net in the balance sheet when there is a legally enforceable right for setoff and there is intent to settle on a net basis or to realize the asset and settle the liability simultaneously.

When calculating the fair values of financial instruments official rates or quoted market prices are used. If official rates or market prices are not available, valuations have been made by discounting the expected future cash flows at prevailing interest rates. When calculating fair values of short-term investments, changes in credit spreads are included. Ericsson’s listed debt instruments (outstanding notes and bond loans) are valued at amortized cost.

Intangible and tangible fixed assets

Intangible and tangible fixed assets are stated at cost less accumulated amortization/depreciation/write-down. Tangible assets are stated with net value of revaluations.

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

Costs for development of products to be sold, leased or otherwise marketed or developed or obtained for internal use are capitalized as intangible assets when technological feasibility has been established and when future economic benefits can be demonstrated. As technological feasibility often cannot be established until late in each project, the capitalized portion of total development costs is limited. Other development costs are charged to the income statement as incurred. See also “Capitalized development costs”.

Impairment tests of tangible and intangible fixed assets, including goodwill, are performed on a regular basis whenever there is an indication of possible impairment. However, intangible assets not yet available for use are tested annually. The carrying values of fixed assets, including goodwill related to those assets, are not considered to be recoverable when the expected discounted cash flows from those assets are less than their carrying values. An impairment loss is determined based on the amount by which the carrying value exceeds the fair value of those assets. Losses on fixed assets to be disposed of, are determined in a similar manner, taking into account the selling price reduced by the costs of disposal. Provisions are made for expected costs for restoration of land or buildings due to environmental obligations or obligations in leasing contracts.

Leasing

Leasing when the company is the lessee

Finance leasing contracts are capitalized and reported as tangible assets and as other current liabilities and other long-term liabilities. Operating lease contracts are not capitalized.

Leasing when the company is the lessor

Leasing contracts with the company as a lessor are classified as financial leases, when the majority of risks and rewards are transferred to the lessee, and otherwise as operating leases, for example when sub-leasing parts of leased properties.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	39

NOTES TO THE FINANCIAL STATEMENTS

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

The accumulated deferred tax asset/liability is remeasured regularly by applying the current tax rate in each country. Adjustments of deferred tax assets/liabilities attributable to changes in tax rates are included in current year income.

Receivables and customer financing

Receivables are reported at anticipated net realizable value. Sales of trade receivables and customer financing credits are reflected as a reduction of receivables in the balance sheet and the proceeds received are included in “Cash flows from operating activities”.

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

Risks of obsolescence has been valued by estimating market value based on future customer demand and changes in technology and customer acceptance of new products.

Provisions

Provisions are recognized when we have a present legal or constructive obligation as a result of past events and when it is likely that an outflow of resources will be required to settle the obligation. The amounts must be reliably possible to estimate. However, the actual outflow as a result of the obligation may vary from that estimate.

Our provisions mainly relate to warranty commitments, restructuring, customer financing and other obligations.

Other obligations consist primarily of litigation obligations, contractual discounts and penalties, potential supplier and subcontractor claims as well as unresolved Income Tax and VAT/GST issues.

The company is subject to proceedings, lawsuits and other unresolved claims, including proceedings under laws and government regulations and other matters. These contingencies are often resolved over long periods of time. We assess the likelihood of any adverse judgments in or outcomes to these contingencies, as well as potential ranges of possible losses. Reserves are established when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated based on a detailed analysis of each individual issue.

For losses on construction type of contracts we make provisions when a loss from an onerous contract becomes known and can be reliably possible to estimate. We provide for the estimated future settlements related to patent infringements based on the probable outcome of each infringement. The ultimate outcome or actual cost of settling an individual infringement may vary from our estimates. We estimate the outcome of all potential patent infringements made known to us through assertion and through our own monitoring of patent-related cases in the relevant legal systems. To the extent that we determine that an identified potential infringement will more likely than not result in an outflow of resources, we record a liability based on our best estimate of the expenditure required to settle infringement proceedings.

At various intervals we give our suppliers and/or subcontractors forecasts of expected purchases and sometimes commit to minimum levels during a certain period. The agreements often include compensation clauses for the event that material deviations from original plans regarding production volumes or product mix occur. As a result of actual deviations from committed purchase levels or of received actual claims from these suppliers and/or subcontractors, we have made provisions for estimated compensation to such suppliers and/or subcontractors. Additionally, provisions are estimated and accrued for charges as a result of known changes in design

40	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

NOTES TO THE FINANCIAL STATEMENTS

specifications that are provided to production subcontractors. Amounts for provisions and subsequent net amounts at settlements are charged to the corresponding item in the income statement (i.e. costs related to component suppliers, production subcontractors and installation subcontractors are included in Cost of Sales, whereas costs regarding development subcontractors are included in R&D and other technical expenses, and costs related to IT providers and other services are included in Operating expenses or Cost of Sales depending on the nature of the service). Such provisions are monitored closely and revised on a monthly basis, with any additions/reversals charged to the same account as the initial provision.

Pensions and other post-employment benefits

Pensions are classified either as defined contribution plans or defined benefit plans. Under a defined benefit plan it is the company’s obligation to provide agreed benefits to current and former employees. The related actuarial and investment risks fall on the company, while under a defined contribution plan the company’s obligation is limited to agreed amounts that the company has to contribute to an insurance company.

Ericsson adopted RR 29 Employee Benefits in 2004. When applying RR 29, defined benefit plans in all subsidiary companies within Ericsson are accounted for using the same actuarial method. In the financial reporting for Ericsson before 2004, such plans have been accounted for in accordance with local rules and principles in each country.

The present value of the defined benefit obligation for current and former employees is calculated using the Projected Credit Unit Method. The calculations are based upon actuarial assumptions and are as a minimum prepared annually. Actuarial assumptions are the company’s best estimate of the variables that determine the cost of providing the benefits. When using actuarial assumptions it is possible that the actual result differ from the assumed result. These differences are actuarial gains and losses. They are for example caused by unexpectedly high or low rates of employee turnover, salary changes, the effect of changes in the discount rate and differences between actual return on plan assets and the expected return on plan assets. Actuarial gains and losses are amortized over the employees average remaining service period if the gains/losses exceed the greater of 10 percent of the present value of the defined benefit obligation or 10 percent of the fair value of plan assets at the beginning of period (the corridor). The accounting for defined contribution plans has not been affected by the adoption of RR 29 in 2004.

The adoption of RR 29 increased the provision for pensions by SEK 1.8 billion and decreased the equity by SEK – 1.3 billion, net of tax.

In the Parent Company the ITP pension plan is accounted for in accordance with FAR 4.

Statement of cash flows

Foreign subsidiary companies’ transactions are translated at the average exchange rate during the period. Subsidiary companies purchased and/or sold, net of cash acquired/sold, are reported as cash flow from investment activities and do not affect reported cash flow from operations.

Cash and cash equivalents consist of cash, bank and short-term investments. Included are all highly liquid financial instruments which are easily converted to cash and insignificantly affected by changes in value and used by our treasury function for cash management purposes.

Segment reporting

Our three operating segments are defined based on customers served and inter-dependency of products and services provided. Financial information is provided to the Board based on these three segments:

•	Systems, addressing operators of mobile and fixed line public telephone networks.

•	Phones, addressing distributors of mobile handsets to end users. Financial information for this segment consists of our share in earnings of Sony Ericsson.

•	Other operations, which consists of a number of different operations with different types of customers. Included operations are: Microwave Systems, Network Technologies, Enterprise Systems, Mobile Platform Technology, Power Modules and other.

The operating segments operate in five main geographical areas, (1) Western Europe, (2) Central and Eastern Europe, Middle East and Africa, (3) Asia Pacific, (4) North America and (5) Latin America.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	41

NOTES TO THE FINANCIAL STATEMENTS

2.	SEGMENT INFORMATION

Business segments

2004	Systems	Phones	Other Operations	Unallocated	Eliminations	Group
Orders booked	123,568	—	9,391	—	—	132,959
Inter segment orders	1,403	—	987	—	–2,390	—

Total Orders Booked	124,971	—	10,378	—	–2,390	132,959

Net sales	121,549	—	10,423	—	—	131,972
Inter segment sales	1,348	—	966	—	–2,314	—

Total Net Sales	122,897	—	11,389	—	–2,314	131,972

Share in earnings of JV and associated companies	90	2,143	68	17	—	2,318

Operating Income	25,345	2,143	1,469	–19	—	28,938

Financial income	—	—	—	3,541	—	3,541
Financial expenses	—	—	—	–4,081	—	–4,081

Income after financial items	25,345	2,143	1,469	–559	—	28,398

Taxes	—	—	—	–9,077	—	–9,077
Minority interest	—	—	—	–297	—	–297

Net Income	25,345	2,143	1,469	–9,933	—	19,024

Segment assets 1) 2)	62,783	—	9,452	106,655	—	178,890
Associates	961	3,092	97	—	—	4,150

Total Assets	63,744	3,092	9,549	106,655	—	183,040

Segment liabilities 3) 4)	54,728	—	6,627	43,329	—	104,684

Total Liabilities	54,728	—	6,627	43,329	—	104,684

1) Segment assets include tangible assets, intangible assets, short and long term customer financing, accounts receivable, inventory, prepaid expenses, accrued revenues and other current assets.

2) Unallocated assets include mainly cash, short term investments and deferred tax assets.

3) Segment liabilities include accounts payable, provisions, accrued expenses and deferred revenues, advances from customers and other current liabilities.

4) Unallocated liabilities include accrued interests, tax liabilities and interest-bearing provisions and liabilities.

Other segment items
Tangible and intangible assets
Additions/capitalization	3,881	—	399	—	—	4,280
Depreciation	2,223	—	210	1	—	2,434
Amortization	2,275	—	42	–11	—	2,306
Write-downs	22	—	—	35	—	57
Number of employees	45,500	—	5,034	—	—	50,534

Operating income	25,345	2,143	1,469	–19	—	28,938
Income after financial items	—	—	—	—	—	28,398
Restructuring costs, net1)	—	—	—	—	—	—
Operating income	25,345	2,143	1,469	–19	—	28,938
Operating margin (%)	21%	—	13%	—	—	22%
Income after financial items	—	—	—	—	—	28,398

1)	In 2004 no restructuring costs were recognized. The item is included for comparability.

Geographical segments

2004	Net sales	Orders booked	Total assets	Additions/ capitalization of tangible and intangible assets	Number of employees
Western Europe	40,542	40,311	145,440	3,554	32,930
– of which Sweden	6,180	4,769	125,306	2,851	21,296
Eastern Europe, Middle East and Africa	32,929	32,522	3,874	83	3,423
Asia Pacific	28,552	31,362	14,278	230	7,493
– of which China	12,298	12,987	7,018	130	2,897
North America	15,471	13,083	9,366	320	4,139
– of which United states	13,984	11,769	8,874	165	2,156
Latin America	14,478	15,681	10,082	93	2,549

Total	131,972	132,959	183,040	4,280	50,534

– of which EU	42,366	42,413	145,436	3,603	33,625

42	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

NOTES TO THE FINANCIAL STATEMENTS

Business segments

2003	Systems	Phones	Other Operations	Unallocated	Eliminations	Group
Orders booked	104,694	—	8,306	—	—	113,000
Inter segment orders	748	—	886	—	–1,634	—

Total Orders Booked	105,442	—	9,192	—	–1,634	113,000

Net sales	107,995	—	9,743	—	—	117,738
Inter segment sales	671	—	836	—	–1,507	—

Total Net Sales	108,666	—	10,579	—	–1,507	117,738

Share in earnings of JV and associated companies	125	–521	65	–273	—	–604

Operating Income	–6,163	–521	–3,511	–1,044	—	–11,239

Financial income	—	—	—	3,995	—	3,995
Financial expenses	—	—	—	–4,859	—	–4,859

Income after financial items	–6,163	–521	–3,511	–1,908	—	–12,103

Taxes	—	—	—	1,460	—	1,460
Minority interest	—	—	—	–201	—	–201

Net Income	–6,163	–521	–3,511	–649	—	–10,844

Segment assets 1)2)	65,478	—	6,649	107,275	—	179,402
Associates	563	1,752	491	164	—	2,970

Total Assets	66,041	1,752	7,140	107,439	—	182,372

Segment liabilities 4)	58,536	—	7,610	53,446	—	119,592

Total Liabilities	58,536	—	7,610	53,446	—	119,592

1) Segment assets include tangible assets, intangible assets, short and long term customer financing, accounts receivable, inventory, prepaid expenses, accrued revenues and other current assets.

2) Unallocated assets include cash, short term investments and deferred tax assets.

3) Segment liabilities include accounts payable, provisions, accrued expenses and deferred revenues, advances from customers and other current liabilities.

4) Unallocated liabilities include accrued interests, tax liabilities and interest-bearing provisions and liabilities.

Other segment items
Tangible and intangible assets
Additions/capitalization	6,348	—	373	8	–757	5,972
Depreciation	3,028	—	699	26	—	3,753
Amortization	1,807	—	666	107	—	2,579
Write-downs	1,126	—	337	—	—	1,463
Number of employees	45,176	—	6,110	297	—	51,583

Operating income	–6,163	–521	–3,511	–1,044	—	–11,239
Income after financial items	—	—	—	—	—	–12,103
Restructuring costs, net	–12,809	–338	–3,064	–252	—	–16,463
Operating income 1)	6,646	–183	–447	–792	—	5,224
Operating margin (%)1)	6.1%	—	–4.2%	—	—	4.4%
Income after financial items 1)	—	—	—	—	—	4,360

1)	Exluding restructuring charges.

Geographical segments

2003	Net sales	Orders booked	Total assets	Additions/ capitalization of tangible and intangible assets	Number of employees
Western Europe	36,096	30,909	143,749	5,204	36,227
– of which Sweden	5,868	4,417	121,832	4,849	24,408
Eastern Europe, Middle East and Africa	26,747	23,258	4,177	60	2,152
Asia Pacific	27,343	29,514	14,847	96	6,468
– of which China	10,473	12,701	7,625	67	2,850
North America	17,627	20,237	10,398	505	4,460
– of which United states	16,357	18,971	9,876	301	2,581
Latin America	9,925	9,082	9,201	107	2,276

Total	117,738	113,000	182,372	5,972	51,583

– of which EU 1)	38,143	33,532	143,681	5,242	36,608

1)	Restated due to new members in EU as of May, 2004.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	43

NOTES TO THE FINANCIAL STATEMENTS

Business segments

2002	Systems	Phones	Other Operations	Unallocated	Eliminations	Group
Orders booked	114,177	—	14,174	—	—	128,351
Inter segment orders	1,164	—	1,210	—	–2,374	—

Total Orders Booked	115,341	—	15,384	—	–2,374	128,351

Net sales	130,842	—	14,931	—	—	145,773
Inter segment sales	1,113	—	1,270	—	–2,383	—

Total Net Sales	131,955	—	16,201	—	–2,383	145,773

Share in earnings of JV and associated companies	161	–1,331	–45	–5	—	–1,220

Operating Income	–12,497	–1,331	–5,846	–1,625	—	–21,299

Financial income	—	—	—	4,253	—	4,253
Financial expenses	—	—	—	–5,789	—	–5,789

Income after financial items	–12,497	–1,331	–5,846	–3,161	—	–22,835

Taxes	—	—	—	4,165	—	4,165
Minority interest	—	—	—	–343	—	–343

Net Income	–12,497	–1,331	–5,846	661	—	–19,013

Segment assets 1)2)	88,121	—	9,048	110,109	—	207,278
Associates	693	799	531	–188	—	1,835

Total Assets	88,814	799	9,579	109,921	—	209,113

Segment liabilities 3)4)	53,435	—	9,470	70,132	—	133,037

Total Liabilities	53,435	—	9,470	70,132	—	133,037

1) Segment assets include tangible assets, intangible assets, short and long term customer financing, accounts receivable, inventory, prepaid expenses, accrued revenues and other current assets.

2) Unallocated assets include cash, short term investments and deferred tax assets.

3) Segment liabilities include accounts payable, provisions, accrued expenses and deferred revenues, advances from customers and other current liabilities.

4) Unallocated liabilities include accrued interests, tax liabilities and interest-bearing provisions and liabilities.

Other segment item
Tangible and intangible assets
Additions/capitalization	5,896	—	553	32	–30	6,451
Depreciation	4,877	—	597	135	–95	5,514
Amortization	1,049	—	221	365	—	1,635
Write-downs	–612	—	—	—	—	–612
Number of employees	56,590	—	7,646	385	—	64,621

Operating income	–12,497	–1,331	–5,846	–1,625	—	–21,299
Income after financial items	—	—	—	—	—	–22,835
Restructuring costs, net	–10,441	—	–1,438	–83	—	–11,962
Operating income 1)	–2,056	–1,331	–4,408	–1,542	—	–9,337
Operating margin (%)1)	–1.6%	—	–27.2%	—	—	–6.4%
Income after financial items 1)	—	—	—	—	—	–10,873

1)	Exluding restructuring charges

Geographical segments

2002	Net sales	Orders booked	Total assets	Additions/ capitalization of tangible and intangible assets	Number of employees
Western Europe	46,165	37,553	161,725	5,601	45,251
– of which Sweden	8,303	7,620	130,572	4,908	30,241
Eastern Europe, Middle East and Africa	27,959	27,895	5,256	92	2,449
Asia Pacific	35,905	30,451	16,391	294	7,771
– of which China	12,559	10,852	6,189	151	3,034
North America	23,068	22,877	14,201	392	6,328
– of which United states	22,036	21,673	13,633	357	4,562
Latin America	12,676	9,575	11,540	72	2,822

Total	145,773	128,351	209,113	6,451	64,621

– of which EU 1)	47,199	37,687	161,696	5,585	45,590

1)	Restated due to new members in EU as of May, 2004.

44	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

NOTES TO THE FINANCIAL STATEMENTS

Net Sales

Parent Company	2004	2003	2002
Western Europe 1)2)	54	1	—
Eastern Europe, Middle East & Africa	2,530	1,403	1,715
Asia Pacific	—	—	—
North America	—	—	—
Latin America	14	241	302

Total	2,598	1,645	2,017

1) Of which Sweden	54	1	—
2) Of which EU	54	1	—

Parent Company sales are mainly related to business segment Systems.

3	RESTRUCTURING COSTS

Restructuring	2004	2003	2002
Restructuring charges
Asset write-downs	—	3,966	1,074
Employee redundancy 1)	—	7,728	10,556
Unused real estate	—	3,883	562
Other	—	886	–230

Total	—	16,463	11,962

Of which
Cost of sales	—	4,790	5,589
Research and development	—	5,361	4,124
Selling expenses	—	3,150	1,474
Administrative expenses	—	2,465	694
Other operating revenue and costs	—	345	311
Share in earnings of JV and associated companies	—	352	–230

Total	—	16,463	11,962

Restructuring in Statement of cash flows
Charges in Net income, net	—	–16,463	–11,962
Share in earnings of JV and associated companies	—	352	—
Write-downs	—	3,966	1,074
Provisions made	—	10,835	7,195
Provisions utilized	–5,651	–9,146	–6,593

Total cash flow effect	–5,651	–10,456	–10,286

1)	Number of employees at December 31, 2004 were 50,534 (51,583 in 2003 and 64,621 in 2002)

Key measurements, excluding restructuring charges	2004 1)	2003	2002
Net sales	131,972	117,738	145,773
Gross margin	61,108	43,627	47,138
– as percentage of net sales	46.3%	37.1%	32.3%
Operating expenses	–37,105	–40,037	–56,109
– as percentage of net sales	28.1%	34.0%	38.5%
Share in earnings of joint
ventures and associated companies	2,318	–252	–1,450
Other operating revenue and costs	2,617	1,886	1,084

Operating income	28,938	5,224	–9,337
Operating margin (%)	21.9%	4.4%	–6.4%

Financial net	–540	–864	–1,536
Income after financial items	28,398	4,360	–10,873

1)	No restructuring charges reported during 2004.

4	REVENUES

The majority of Ericsson’s products and services are sold as parts of contracts including several items. The nature of the products and services being sold, and the contractual terms taken as a whole, determine the appropriate revenue recognition method. The contracts are of three main types:

Consolidated	2004	2003	2002
Equipment sales	110,985	98,726	125,112
Of which:
– Construction-type contracts 1) 2)	56,012	73,165	—
– Delivery-type contracts 1) 2)	54,973	25,561	—
Service sales	19,301	18,458	19,493
Royalties	1,686	554	1,168

Total	131,972	117,738	145,773

Capital gains, license fees and
other operating revenues	3,128	2,645	1,928
Interest income	3,346	3,913	3,592
Dividends	8	7	83

1)	Figures for 2002 not available.

2)	In 2003 multiple-elements contracts were reported within construction-type contracts. In 2004 this type of contracts have been reported as delivery-type.

See Note 1, “Accounting Policies “, Revenue recognition for more information about the different types of contracts.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	45

NOTES TO THE FINANCIAL STATEMENTS

5	OTHER OPERATING REVENUES AND COSTS

Consolidated	2004	2003	20021)
Gains on sales of intangible and tangible assets	111	213	166
Losses on sales of intangible and tangible assets	–229	–28	–251
Capital losses on tangible assets related to restructuring	—	–345	–311
Gains on sales of investments and operations	510	493	267
Losses on sales of investments and operations	–273	–731	–593

Sub-total	119	–398	–722

Commissions, license fees and other operating revenues	2,498	1,939	1,496

Total	2,617	1,541	773

1)	Restated for changed accounting principles.

Parent Company	2004	2003	2002
Commissions, license fees and other operating revenues	2,920	2,441	2,770
Net losses (–) on sales of tangible assets	–30	–33	–1

Total	2,890	2,408	2,769

6	FINANCIAL INCOME AND EXPENSES

Consolidated	2004	2003	2002
Financial Income
Result from securities and receivables accounted for as fixed assets	354	470	1,049
Other interest income and similar profit/loss items	3,187	3,525	3,204

Total	3,541	3,995	4,253

Financial Expenses
Interest expenses and similar profit/loss items	–4,081	–4,859	–5,789

Financial Net	–540	–864	–1,536

The Group’s interest expenses on pension liabilities are included in the interest expenses shown above.

Parent Company	2004	2003	2002
Financial Income
Result from participations in subsidiary companies
Dividends	6,378	1,565	5,077
Net gains on sales	146	36	20
Result from participations in associated companies
Dividends	120	93	48
Net gains on sales	34	—	—
Result from other securities and receivables accounted for as fixed assets
Dividends	—	4	58
Net gains on sales	2	153	24
Other interest income and similar profit/loss items
Subsidiary companies	1,093	2,629	3,346
Other1)	3,235	4,697	4,424

Total	11,008	9,177	12,997

1)	Of the total amount, SEK 0 million in 2004, SEK 1,384 million in 2003 and SEK 2,161 million in 2002 is attributable to hedge of net investments in foreign subsidiary companies.

Parent Company	2004	2003	2002
Financial Expenses
Losses on sales of participations in subsidiary companies	–295	–21	—
Write-down of investments in subsidiary companies	–861	–1,526	–3,800
Write-down of investments in associated companies	—	–86	–35
Write-down of participations in other companies	–5	–2	–2
Interest expenses and similar profit/loss items:
Subsidiary companies	–1,178	–1,680	–2,399
Other	–2,896	–2,693	–2,370
Other financial expenses	–16	–11	–14

Total	–5,251	–6,019	–8,620

Financial Net	5,757	3,158	4,377

Parent Company’s interest expenses on pension liabilities are included in the interest expenses shown above.

46	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

NOTES TO THE FINANCIAL STATEMENTS

7	INCOME TAXES FOR THE YEAR

Income Statement

The following items are included in Income taxes for the year:

	Consolidated			Parent Company
	2004	2003	2002	2004	2003	2002
Current income taxes for the year	–2,324	–1,613	–2,579	–2,316	–738	–799
Current income taxes related to prior years	–637	–240	–1,456	—	205	–493
Deferred income/expense (–) taxes related to temporary differences	–5,382	3,138	7,996	881	364	–347
Share of taxes in joint ventures and associated companies	–734	175	204	—	—	—

Income taxes for the year	–9,077	1,460	4,165	–1,435	–169	–1,639

Deferred tax income and expenses

The amounts of deferred tax income and expenses are shown in the following table:

	Consolidated			Parent Company
	2004	2003	2002	2004	2003	2002
Deferred tax income	3,082	6,414	10,269	1,180	551	29
Deferred tax expenses	–8,464	–3,276	–2,273	–299	–187	–376

Deferred taxes income/expense, net	–5,382	3,138	7,996	881	364	–347

Consolidated

Deferred income taxes relate to tax loss carryforwards of SEK 1,612 million (SEK 2,829 million in 2003, SEK 5,615 million in 2002) and to certain provisions.

Deferred tax expenses SEK 6,565 million out of SEK 8,464 million refer to utilization of tax loss carry forwards. The remaining refer to reversals of temporary differences regarding certain provisions for mainly restructuring and warranty commitments.

Parent Company

Deferred income taxes refer to loss carry forwards and reserve for doubtful receivables. Deferred tax expenses refer mainly to reversal of temporary differences regarding provisions for customer financing commitments and provision for restructuring costs.

A reconciliation between actual tax income (–expense) for the year and the theoretical tax income (–expense) that would arise when applying statutory tax rate in Sweden, 28 percent on income before taxes, is shown in the table:

	Consolidated			Parent Company
	2004	2003	2002	2004	2003	2002
Income before taxes	28,398	–12,103	–22,835	8,595	1,419	4,321
Tax rate in Sweden (28%)	–7,951	3,389	6,393	–2,407	–397	–1,210
Effect of foreign tax rates	–286	–438	39	—	—	—
Current income taxes related to prior years	–637	–240	–1,456	—	205	–493
Tax effect of expenses that are non-deductible for tax purpose	–1,031	–1,457	–1,091	–597	–659	–584
Tax effect of income that are non-taxable for tax purpose	855	556	365	1,810	1,143	1,712
Tax effect of changes in tax rates	–18	3	–21	—	—	—
Tax effect related to write-downs of investments in subsidiary companies	—	—	—	–241	–461	–1,064
Tax effect of tax losses carryforwards, net	–9	–353	–64	—	—	—

Income taxes for the year	–9,077	1,460	4,165	–1,435	–169	–1,639

Consolidated

Tax effect of expenses that are non-deductible include amortization of goodwill, certain costs related to customer financing and other non-tax deductible expenses.

Parent Company

Tax effect of expenses that are non-deductible refer mainly to costs related to customer financing, foreign taxes and net losses on sales of shares.

Tax effect of income that is non-taxable refers mainly to dividends.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	47

NOTES TO THE FINANCIAL STATEMENTS

Balance sheet

Deferred tax assets and liabilities

Tax effects of temporary differences including unutilized tax loss carryforwards have resulted in deferred tax assets and liabilities as follows:

	Consolidated		Parent Company
	2004	2003	2004	2003
Deferred tax assets	21,815	27,130	2,527	1,646
Deferred tax liabilities	421	462	—	—

Consolidated

Deferred tax assets relate to tax loss carryforwards and temporary differences due to certain provisions. We estimate that approximately one third of the total deferred tax assets will be recovered within 12 months. Deferred tax assets regarding tax loss carryforwards amount to SEK 9,865 million (SEK 15,021 million in 2003).

Deferred tax asset are amounts recognized in countries where we expect to be able to generate corresponding taxable income in the future to benefit from tax reductions. The significant tax loss carryforwards are related to countries with long or indefinite periods of utilization, mainly Sweden and the U.S. Of the total deferred tax assets for tax loss carryforwards, SEK 9,865 million, SEK 9,575 million will expire 2010 or later, of which SEK 8,213 million relate to Sweden with indefinite time of utilization.

With our current strong financial position and profitability during 2004, we have been able to use part of our deferred tax assets during the year, and we are convinced that Ericsson will be able to generate sufficient income in the coming years to utilize these deferred tax assets.

Parent Company

Deferred tax assets refer mainly to tax loss carryforwards, costs related to customer financing and provisions for restructuring costs.

Investments in subsidiary companies, joint ventures and associated companies

Due to losses in certain subsidiary companies, the book value of certain investments in those subsidiary companies, joint ventures and associated companies are less than the tax value of these investments. Since deferred tax assets have been reported with respect also to losses in these companies, and due to the uncertainty as to which deductions can be realized in the future, no additional deferred tax assets are reported.

Tax loss carryforwards

Deferred tax assets regarding unutilized tax loss carryforwards are reported to the extent that realization of the related tax benefit through the future taxable profits is probable also when considering the period during which these can be utilized, as described below.

At December 31, 2004, these unutilized tax loss carryforwards amounted to SEK 34,146 million. The tax effect of these tax loss carryforwards are reported as assets.

The final years in which these loss carryforwards can be utilized are shown in the following table:

Year of expiration	Consolidated 2004	Parent Company 2004
2005	649	—
2006	105	—
2007	157	—
2008	25	—
2009	78	—
2010 or later	33,132	3,828

Total	34,146	3,828

Tax effects reported directly to stockholders’ equity

Tax effects reported directly to stockholders’ equity amount to SEK 65 million (SEK 420 million 2003, SEK 523 million 2002), the amount reported is related to hedges of net investments.

48	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

NOTES TO THE FINANCIAL STATEMENTS

8	EARNINGS PER SHARE

Consolidated	2004	2003		2002
Net income	19,024	–10,844		–19,013
Average number of shares, basic (millions)	15,829	15,823		12,573
Earnings per share, basic	1.20	–0.69		–1.51

Net income	19,024	–10,844		–19,013
Interest expenses on convertible debentures, net of income taxes	—	105		219

Net income after full conversion	19,024	–10,739		–18,794
Average number of shares after full conversion and exercise of stock options (million)	15,859	15,841		12,684

Earnings per share, diluted	1.20	–0.69 [1]	)	–1.51	1)

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

9	INTANGIBLE ASSETS

Consolidated 2004	Capitalized development costs, to be sold	Capitalized acquired development costs, for internal use	Capitalized internal development costs, for internal use	Capitalized development costs, total	Goodwill	Licenses trademarks and similar rights	Patents and acquired research and development	Other intangible assets, total
Accumulated acquisition costs
Opening balance	5,123	405	273	5,801	11,508	1,287	1,084	2,371
Acquisitions/capitalization	1,138	5	3	1,146	370	262	50	312
Balances regarding acquired and sold companies	—	—	—	—	—	122	—	122
Sales/disposals	–302	—	—	–302	1	–646	–14	–660
Translation difference for the year	—	—	—	—	–545	–3	–2	–5

Closing balance	5,959	410	276	6,645	11,334	1,022	1,118	2,140

Accumulated amortization
Opening balance	–823	–97	–66	–986	–5,496	–1,231	–438	–1,669
Amortization for the year	–1,311	–137	–92	–1,540	–453	–271	–42	–313
Balances regarding acquired and sold companies	—	—	—	—	—	–37	—	–37
Sales/disposals	302	—	—	302	15	636	3	639
Translation difference for the year	—	—	—	—	166	2	—	2

Closing balance	–1,832	–234	–158	–2,224	–5,768	–901	–477	–1,378

Accumulated write-downs
Opening balance	–31	—	—	–31	–273	—	–15	–15
Write-downs for the year	–47	—	—	–47	—	—	—	—
Translation difference for the year	—	—	—	—	31	—	1	1

Closing balance	–78	—	—	–78	–242	—	–14	–14

Net carrying value	4,049	176	118	4,343	5,324	121	627	748

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	49

NOTES TO THE FINANCIAL STATEMENTS

Consolidated 2003	Capitalized development costs, to be sold	Capitalized acquired development costs, for internal use	Capitalized internal development costs, for internal use	Capitalized development costs, total	Goodwill	Licenses trademarks and similar rights	Patents and acquired research and development	Other intangible assets, total
Accumulated acquisition costs
Opening balance	3,074	220	148	3,442	12,934	1,319	1,102	2,421
Acquisitions/capitalization	2,049	185	125	2,359	—	53	67	120
Balances regarding acquired and sold companies	—	—	—	—	–19	—	—	—
Sales/disposals	—	—	—	—	—	–69	–67	–136
Translation difference for the year	—	—	—	—	–1,407	–16	–18	–34

Closing balance	5,123	405	273	5,801	11,508	1,287	1,084	2,371

Accumulated amortization
Opening balance	–223	–11	–8	–242	–4,331	–1,220	–376	–1,596
Amortization for the year	–600	–86	–58	–744	–1,636	–60	–139	–199
Balances regarding acquired and sold companies	—	—	—	—	–5	—	—	—
Sales/disposals	—	—	—	—	—	36	62	98
Translation difference for the year	—	—	—	—	476	13	15	28

Closing balance	–823	–97	–66	–986	–5,496	–1,231	–438	–1,669

Accumulated write-downs
Opening balance	—	—	—	—	—	–4	–15	–19
Write-downs for the year	–31	—	—	–31	–305	—	–1	–1
Sales/disposals	—	—	—	—	—	4	2	6
Translation difference for the year	—	—	—	—	32	—	–1	–1

Closing balance	–31	—	—	–31	–273	—	–15	–15

Net carrying value	4,269	308	207	4,784	5,739	56	631	687

Patents licenses, trademarks and similar rights

Parent Company	2004	2003
Accumulated acquisition costs
Opening balance	222	216
Acquisitions	—	6

Closing balance	222	222

Accumulated amortization
Opening balance	–160	–137
Amortization for the year	–22	–23

Closing balance	–182	–160

Net carrying value	40	62

50	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

NOTES TO THE FINANCIAL STATEMENTS

10	TANGIBLE ASSETS

Consolidated 2004	Land and buildings	Machinery and other technical assets	Other equipment, tools and installations	Construction in process and advance payments	Total
Accumulated acquisition costs
Opening balance	2,854	5,829	16,190	286	25,159
Additions	51	267	1,699	435	2,452
Balances regarding acquired and sold companies	–23	–625	293	–14	–369
Sales/disposals	–100	–332	–2,363	–142	–2,937
Reclassifications	–4	243	15	–254	—
Translation difference for the year	–153	–76	–484	–8	–721

Closing balance	2,625	5,306	15,350	303	23,584

Accumulated depreciation
Opening balance	–485	–4,590	–12,294	—	–17,369
Depreciation for the year	–226	–463	–1,745	—	–2,434
Balances regarding acquired and sold companies	16	467	–74	—	409
Sales/disposals	66	268	2,102	—	2,436
Reclassifications	7	–122	115	—	—
Translation difference for the year	39	66	244	—	349

Closing balance	–583	–4,374	–11,652	—	–16,609

Accumulated revaluation, net
Opening balance	34	—	—	—	34
Translation difference for the year	–2	—	—	—	–2

Closing balance	32	—	—	—	32

Accumulated write-downs, net
Opening balance	–505	–229	–585	—	–1,319
Write-downs for the year	–10	—	—	—	–10
Balances regarding acquired and sold companies	—	81	28	—	109
Sales/disposals/reversals of write – downs	—	—	25	—	25
Reclassifications	—	—	—	—	—
Translation difference for the year	33	—	—	—	33

Closing balance	–482	–148	–532	—	–1,162

Net carrying value	1,592	784	3,166	303	5,845

Parent Company 2004	Land and buildings	Machinery and other technical assets	Other equipment, tools and installations	Construction in process and advance payments	Total
Accumulated acquisition costs
Opening balance	23	—	559	90	672
Additions	—	—	6	44	50
Sales/disposals	—	—	–49	–83	–132
Reclassifications	—	—	6	–6	—

Closing balance	23	—	522	45	590

Accumulated depreciation
Opening balance	—	—	–167	—	–167
Depreciation for the year	—	—	–111	—	–111
Sales/disposals	—	—	32	—	32
Reclassifications	–2	—	2	—	—

Closing balance	–2	—	–244	—	–246

Net carrying value	21	—	278	45	344

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	51

NOTES TO THE FINANCIAL STATEMENTS

Consolidated 2003	Land and buildings1)	Machinery and other technical assets	Other equipment, tools and installations	Construction in process and advance payments	Total
Accumulated acquisition costs
Opening balance	1,945	10,170	20,080	305	32,500
Additions	1,741	313	1,202	237	3,493
Balances regarding acquired and sold companies	–163	63	129	–8	21
Sales/disposals	–624	–2,094	–7,183	138	–9,763
Reclassifications	36	–2,287	2,619	–368	—
Translation difference for the year	–81	–336	–657	–18	–1,092

Closing balance	2,854	5,829	16,190	286	25,159

Accumulated depreciation
Opening balance	–766	–6,998	–14,523	—	–22,287
Depreciation for the year	–104	–887	–2,762	—	–3,753
Balances regarding acquired and sold companies	66	–119	–69	—	–122
Sales/disposals	305	1,519	6,202	—	8,026
Reclassifications	–18	1,655	–1,637	—	—
Translation difference for the year	32	240	495	—	767

Closing balance	–485	–4,590	–12,294	—	–17,369

Accumulated revaluation, net
Opening balance	36	—	—	—	36
Sales/disposals	–1	—	—	—	–1
Translation difference for the year	–1	—	—	—	–1

Closing balance	34	—	—	—	34

Accumulated write-downs, net
Opening balance	–4	–179	–102	—	–285
Write–downs for the year	–500	–131	–495	—	–1,126
Sales/disposals/reversals of write–downs	—	60	8	—	68
Reclassification	—	4	–4	—	—
Translation difference for the year	–1	17	8	—	24

Closing balance	–505	–229	–585	—	–1,319

Net carrying value	1,898	1,010	3,311	286	6,505

1)	Due to reassessments of the nature of leases, according to the present interpretation of Swedish GAAP/IFRS, financial leases of SEK 1,687 million have been reflected in the balance sheet as tangible assets and long–term liabilities.

Parent Company 2003	Land and buildings	Machinery and other technical assets	Other equipment, tools and installations	Construction in process and advance payments	Total
Accumulated acquisition costs
Opening balance	23	—	69	—	92
Additions	—	—	455	198	653
Sales/disposals	—	—	–72	–1	–73
Reclassification	—	—	107	–107	—

Closing balance	23	—	559	90	672

Accumulated depreciation
Opening balance	—	—	–54	—	–54
Depreciation for the year	—	—	–130	—	–130
Sales/disposals	—	—	17	—	17

Closing balance	—	—	–167	—	–167

Net carrying value	23	—	392	90	505

52	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

NOTES TO THE FINANCIAL STATEMENTS

11	FINANCIAL ASSETS

Equity in joint ventures and associated companies

	Joint ventures		Associated companies		Total
Consolidated	2004	2003	2004	2003	2004	2003
Opening balance	1,753	799	1,217	1,036	2,970	1,835
Effect of changed accounting principle, RR 29	–40	—	—	—	–40	—
Opening balance in accordance with new accounting principle	1,713	799	1,217	1,036	2,930	1,835
Share in earnings	2,143	–593	175	–11	2,318	–604
Taxes	–701	199	–33	–24	–734	175
Translation difference for the year	–63	–36	–52	–64	–115	–100
Dividends	—	—	–97	–150	–97	–150
Capital contributions	—	1,384	7	7	7	1,391
Reclassification	—	—	47	447	47	447
Sales	—	—	–206	–24	–206	–24

Closing balance	3,092	1,753	1,058	1,217	4,150	2,970

Goodwill, net, amounts to SEK 14 million (SEK 20 million in 2003).

Dividends received from companies accounted for under the equity method were SEK 150 million in 2003 and SEK 8 million in 2002.

Share of assets, liabilities and income in joint venture, Sony Ericsson Mobile Communications

Consolidated
Fixed assets	1,056
Current assets	9,883
Provisions	1,214
Long–term liabilities	259
Current liabilities	6,374

Net assets	3,092

Net sales	29,754
Income after financial items	2,217
Income taxes for the year	–701
Minority interest	–74
Net income	1,442

Assets pledged as collateral	10
Contingent liabilities	—

Share of assets, liabilities and income in associated company, Ericsson Nikola Tesla d.d.

Consolidated
Fixed assets	174
Current assets	802
Provisions	7
Long-term liabilities	10
Current liabilities	222

Net assets	737

Net sales	925
Income after financial items	149
Income taxes for the year	–17
Minority interest	—
Net income	132

Assets pledged as collateral	—
Contingent liabilities	—

	Subsidiary companies		Joint ventures		Associated companies
Parent Company	2004	2003	2004	2003	2004	2003
Opening balance	58,991	50,600	4,136	2,752	371	458
Acquisitions and stock issues	4,443	1	—	1,384	—	—
Shareholders’ contribution	–7,162	10,512	—	—	3	—
Write-downs	–861	–1,526	—	—	—	–86
Sales	–6,551	–596	—	—	–36	–1

Closing balance	48,860	58,991	4,136	4,136	338	371

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	53

NOTES TO THE FINANCIAL STATEMENTS

Other financial assets

	Other investments in shares and participations				Long–term customer financing 1)				Other long–term financial assets
Consolidated	2004		2003		2004		2003		2004	2003
Accumulated acquisition costs
Opening balance	2,308		3,144		7,950		19,203		2,138	2,305
Additions	161		41		1,460		2,879		611	507
Sales/repayments/deductions	–22		–529		–2,234		–12,686		–410	–581
Reclassifications	–52		–197		–2,478		–748		—	—
Translation difference for the year	–77		–151		–368		–698		–27	–93

Closing balance	2,318		2,308		4,330		7,950		2,312	2,138

Accumulated write - downs/allowances
Opening balance	–1,875		–901		–4,923		–6,920		–796	–173
Write-downs/allowances for the year	44		–1,150		–656		–2,313		–293	–642
Sales/repayments/deductions	3		305		1,115		3,631		—	—
Reclassifications	—		–233		2,221		660		—	—
Translation difference for the year	53		104		63		19		13	19

Closing balance	–1,775 [2]	)	–1,875		–2,180[3]	)	–4,923 [3]	)	–1,076	–796

Net carrying value	543[4]	)	433 [4]	)	2,150		3,027		1,236	1,342

1)	From time to time, customer financing amounts may include equity instruments or equity–related instruments in our customers due to reconstruction activities of troubled debt. This is a result of that we sometimes receive such instruments as security for our receivable. Our policy is to sell such instruments as soon as feasible. Reclassification due to consolidation in accordance to URA 20.

2)	Write-downs include reversals of write-downs of SEK 80 million, treated as other operationg revenues and costs in the income statement.

3)	Write-downs are included in Selling expenses due to the close relation to operations.

4)	Market value per December 31, 2004, for listed shares was SEK 234 (373) million with a net carrying value of SEK 80 (83) million.

	Other investments in shares and participations		Long-term customer financing1)		Other long- term financial assets
Parent Company	2004	2003	2004	2003	2004	2003
Accumulated acquisition costs
Opening balance	20	41	5,593	12,818	476	214
Additions	—	4	1,315	2,123	205	309
Sales/repayments/deductions	–2	–25	–738	–9,054	–228	–37
Reclassifications	—	—	–147	—	—	—
Translation difference for the year	—	—	–117	–294	–2	–10

Closing balance	18	20	5,906	5,593	451	476

Accumulated write-downs/allowances
Opening balance	–3	–2	–3,570	–3,719	—	—
Write-downs/allowances for the year	–5	–2	–547	–1,901	—	—
Sales/repayments/deductions	2	1	109	2,050	—	—
Reclassifications	—	—	4	—	—	—
Translation difference for the year	—	—	62	—	—	—

Closing balance	–6	–3	–3,942	–3,570	—	—

Net carrying value	12	17	1,964	2,023	451	476

1)	From time to time, Customer financing amounts may include equity instruments or equity–related instruments in our customers due to reconstruction activities of troubled debt. This is a result of that we sometimes receive such instruments as security for our receivable. Our policy is to sell such instruments as soon as feasible.

54	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

NOTES TO THE FINANCIAL STATEMENTS

12	INVESTMENTS

The following listing shows certain shareholdings owned directly and indirectly by the Parent Company as of December 31, 2004. A complete listing of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Companies Registration Office (Bolagsverket), may be obtained upon request to: Telefonaktiebolaget LM Ericsson, External & Management Information, SE-164 83 Stockholm, Sweden.

Shares owned directly by the Parent Company

Type	Company	Reg. No.	Domicile	Percentage of ownership		Par value in local currency, million	Carrying value, SEK m.
Subsidiary companies
I	Ericsson AB	556056-6258	Sweden	100		50	20,638
I	Ericsson Shared Services AB	556251-3266	Sweden	100		361	7,216
I	Ericsson Shared Services Väst AB	556577-9799	Sweden	100		100	1,381
I	Ericsson Business Innovation AB	556128-5924	Sweden	100		—	683
I	Ericsson Enterprise AB	556090-3212	Sweden	100		360	335
I	Ericsson Microwave Systems AB	556028-1627	Sweden	100		30	151
I	Ericsson Sverige AB	556329-5657	Sweden	100		100	102
II	SRA Communication AB	556018-0191	Sweden	100		47	145
II	AB Aulis	556030-9899	Sweden	100		14	6
II	LM Ericsson Holding AB	556381-7666	Sweden	100		105	130
III	Ericsson Gämsta AB	556381-7609	Sweden	100		162	324
III	Ericsson Treasury Services AB	556329-5673	Sweden	100		1	2
III	Ericsson Credit AB	556326-0552	Sweden	100		5	5
III	Ericsson Project Finance AB	556058-5936	Sweden	100		469	567
	Other (Sweden)			—		—	1,275
I	Ericsson Austria GmbH		Austria	100		4	664
I	Ericsson Danmark A/S		Denmark	100		90	216
I	Oy LM Ericsson Ab		Finland	100		13	195
II	Ericsson Participations France SAS		France	100		22	485
I	Ericsson GmbH		Germany	100		20	342
I	Ericsson Hungary Ltd.		Hungary	100		1,301	120
II	LM Ericsson Holdings Ltd.		Ireland	100		2	14
II	Ericsson S.p.A. 1)		Italy	72 [2]	)	10	105
I	Ericsson A/S		Norway	100		156	194
I	Ericsson Corporatio AO		Russia	100		5	5
I	Ericsson AG		Switzerland	100		—	—
II	Ericsson Holding Ltd.		United Kingdom	100		74	757
	Other (Europe, excluding Sweden)			—		—	222
II	Ericsson Holding II Inc.		United States	100		—	9,516
I	Cía Ericsson S.A.C.I.		Argentina	95 [3]	)	5	10
I	Teleindustria Ericsson S.A.		Mexico	100		n/a	1,549
	Other (United States, Latin America)			—		—	628
II	Teleric Pty Ltd.		Australia	100		20	100
I	Ericsson Ltd.		China	100		2	2
I	Ericsson (China) Company Ltd.		China	100		50	369
I	Nanjing Ericsson Panda Communication Co. Ltd.		China	25 [4]	)	5	37
I	Ericsson India Private Ltd.		India	100		725	147
I	Ericsson (Malaysia) Sdn. Bhd.		Malaysia	70		2	4
I	Ericsson Telecommunications Pte. Ltd.		Singapore	100		—	1
I	Ericsson Taiwan Ltd.		Taiwan	80		240	19
I	Ericsson (Thailand) Ltd.		Thailand	49 [5]	)	90	17
	Other countries (the rest of the world)			—		—	182

	Total					—	48,860

Joint ventures and associated companies
I	Sony Ericsson Mobile Communications AB	556615-6658	Sweden	50		50	4,136
I	Ericsson Nikola Tesla d.d.		Croatia	49		196	330
	Other			—		—	8

	Total					—	4,474

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	55

NOTES TO THE FINANCIAL STATEMENTS

12	INVESTMENTS (CONTINUED)

Shares owned by subsidiary companies

Type	Company	Reg. No.	Domicile	Percentage of ownership
Subsidiary companies
I	Ericsson Network Technologies AB	556000-0365	Sweden	100
II	Ericsson Cables Holding AB	556044-9489	Sweden	100
III	AB LM Ericsson Finans	556008-8550	Sweden	100
I	Ericsson France SAS		France	100
I	LM Ericsson Ltd.		Ireland	100
I	Ericsson Telecommunicazioni S.p.A.		Italy	93
II	Ericsson Holding International B.V.		The Netherlands	100
II	Ericsson Nederland B.V.		The Netherlands	100
I	Ericsson Telecommunicatie B.V.		The Netherlands	100
I	Ericsson España S.A.		Spain	100
I	Ericsson Telekomunikasyon A.S.		Turkey	100
I	Ericsson Ltd.		United Kingdom	100
I	Ericsson Canada Inc.		Canada	100
I	Ericsson Inc.		United States	100
I	Ericsson NetQual Inc.		United States	100
I	Ericsson Wireless Communications Inc.		United States	100
I	Ericsson IP Infrastructure Inc.		United States	100
I	Ericsson Amplified Technologies Inc.		United States	100
I	Ericsson Telecommunicações S.A.		Brazil	100
I	Ericsson Servicos de Telecomunicações Ltda.		Brazil	100
I	Ericsson Telecom S.A. de C.V.		Mexico	100
I	Ericsson Australia Pty. Ltd.		Australia	100
I	Nippon Ericsson K.K.		Japan	100
I	Ericsson Consumer Products Asia Pacific Pte Ltd.		Singapore	100

Key to type of company

I	Manufacturing, distribution and development companies

II	Holding companies

III	Finance companies

1)	The subsidiary Ericsson S.p.A. is listed on the Milan stock exchange in Italy. Ericsson’s share of the market value as per December 31, 2004, was SEK 7,470 million.

2)	Through subsidiary holdings, total holdings amount to 93% of Ericsson S.p.A.

3)	Through subsidiary holdings, total holdings amount to 100% of Cia Ericsson S.A.C.I.
4)	Through subsidiary holdings, total holdings amount to 51% of Nanjing Ericsson Panda Communication Co. Ltd.

5)	Through subsidiary holdings, total holdings amount to 100% of Ericsson (Thailand) Ltd.

56	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

NOTES TO THE FINANCIAL STATEMENTS

13	INVENTORIES

	Consolidated		Parent Company
	2004	2003	2004	2003
Raw materials, components and consumables	5,557	4,332	—	—
Manufacturing work in progress	232	245	—	—
Finished products and goods for resale	3,720	271	20	—
Contract work in progress	7,278	9,275	20	3
Less advances from customers	–2,784	–3,158	—	—

Inventories, net	14,003	10,965	40	3

Reported amounts are net of obsolescence reserves by SEK 3,146 million (SEK 3,658 million 2003).

	2004	2003	2002
Movements in obsolescence reserves
Opening balance	3,658	3,673	3,936
Additions	533	2,467	2,289
Utilized	–976	–2,320	–2,366
Translation difference for the year	–69	–162	–186

Closing balance	3,146	3,658	3,673

Of the total obsolescence reserve, a large portion is due to slow-moving items related to phased-out products, where Ericsson still has contractual commitments to be able to supply spare parts during a number of years. To satisfy such commitments, some inventories are set aside when products with long life cycles in use are phased out.

Of net inventories, SEK 760 million are valued at net realizable value.

Contract work in progress includes amounts related to construction type contracts as well as other contracts with ongoing work in progress.

During previous years Ericsson went through an extensive restructuring program where part of old technologies were exchanged for new ones and therefore obsolescense reserves and utilized amounts are larger.

14	ACCOUNTS RECEIVABLE – TRADE

	Consolidated		Parent Company
	2004	2003	2004	2003
Trade receivable excluding associated companies	33,906	33,725	444	347
Provision for impairment of receivables	–1,782	–2,051	–275	–275

Trade receivable, net	32,124	31,674	169	72
Trade receivable form associated companies and joint ventures	520	212	25	12

Total	32,644	31,886	194	84

Retention receivables recognized as revenues were SEK 3,749 million at December 31, 2004 (SEK 2,172 million in 2003). Days sales outstanding are 75 in 2004 (79 in 2003).

In the Parent Company, allowances for doubtful accounts include amounts for estimated losses based on commercial risk evaluations.

15	RECEIVABLES AND PAYABLES – SUBSIDIARY COMPANIES

Parent Company	2004	2003
Long-term Receivables 1)
Financial receivables	48,535	34,046
Current Receivables
Commercial receivables	874	1,478
Financial receivables	14,793	21,357

Total	15,667	22,835

Long-term Liabilities 1)
Financial liabilities	33,840	31,911
Current Liabilities
Commercial liabilities	85	89
Financial liabilities	77,515	57,517

Total	77,600	57,606

1)	Including non interest-bearing receivables and liabilities, net, amounting to SEK-21,940 million (SEK 15,317 million in 2003). Interest-free transactions involving current receivables and liabilities may also arise at times.

16	OTHER RECEIVABLES

	Consolidated		Parent Company
	2004	2003	2004	2003
Receivables from associated companies and joint ventures	115	239	24	—
Prepaid expenses	1,072	1,639	543	623
Accrued revenues	1,349	1,782	893	683
Advance payments to suppliers	393	399	—	—
Other	9,310	8,659	6,743	5,217

Total	12,239	12,718	8,203	6,523

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	57

NOTES TO THE FINANCIAL STATEMENTS

17	STOCKHOLDERS’ EQUITY

Capital stock 2004

Capital stock at December 31, 2004, consisted of the following:

Parent Company	Number of shares	Aggregate par value
Class A shares (par value SEK 1.00)	1,308,779,918	1,309
Class B shares (par value SEK 1.00)	14,823,478,760	14,823

	16,132,258,678	16,132

The capital stock of the Company is divided into two classes: Class A shares (par value SEK 1.00) and Class B shares (par value SEK 1.00). Both classes have the same rights of participation in the net assets and earnings of the Company. Class A shares, however, are entitled to one vote per share while Class B shares are entitled to one tenth of one vote per share.

In accordance with the decision by the extraordinary general meeting on August 31, 2004, the process of changing the difference in voting rights between A and B shares has been finalized. As a result the number of A shares has increased, and the number of B shares has decreased, by 652,561,278 shares during 2004.

The total number of treasury shares at December 31, 2004, is 299,715,117 (306,139,953 in 2003) Class B shares, corresponding to a negative amount in consolidated Non–restricted equity of SEK –592 million (SEK –648 million in 2003). The decrease in the number of treasury shares is due to delivery and sale of shares in relation to the Stock Purchase Plans and the Stock Option Plans.

Dividend proposal

The Board of Directors will propose to the Annual General Meeting a dividend of SEK 0,25 per share.

Cumulative translation adjustments
Opening balance	–5,395
Changes in cumulative translation adjustments	–1,107

Closing balance	–6,502

Changes in cumulative translation adjustments include changes regarding recalculation of goodwill in local currency of SEK – 333 million (SEK –917 million in 2003), net gain/loss (–) from hedging of investments in foreign subsidiary companies of SEK – 167 million (SEK 1,081 million in 2003) and SEK 47.2 million (SEK 0.1 million in 2003) of realized gains/losses (–), net from sold/liquidated companies.

Currency gains/losses resulting from translation of financial statements of integrated companies are included in the following items in the consolidated income statement:

	2004	2003	2002
Cost of sales	–24	–68	–45
Financial income	–11	–139	–198
Taxes	—	–4	3

Total	–35	–211	–240

Of which hedged	35	211	240

Changes in stockholders’ equity

Consolidated 2004	Capital stock	Equity proportion reserve	Other restricted reserves	Total restricted equity	Non- restricted equity		Total
January 1, 2004	16,132	658	39,640	56,430	4,051		60,481
Effect of changed accounting principle 1)	—	—	—	—	–1,275		–1,275

Opening balance in accordance with new accounting principle	16,132	658	39,640	56,430	2,776		59,206
Sale of own shares	—	—	—	—	15		15
Stock purchase and stock option plans	—	—	—	—	159		159
Transfer between non-restricted and restricted reserves	—	–51	1,030	979	–979		—
Changes in cumulative translation adjustments
due to changes in foreign currency exchange rates	—	—	–1,107	–1,107	—		–1,107
Adjustment of cost for stock issue 2002	—	—	—	—	2		2
Net income 2004	—	—	—	—	19,024		19,024

December 31, 2004	16,132	607	39,563	56,302	20,997 [2]	)	77,299

1)	Restated due to change of accounting principle RR 29/IAS 19.

2)	Of retained earnings, SEK 7 million will be appropriated to reserves not available for distribution, in accordance with the proposals of the respective companies’ boards of directors. In evaluating the consolidated financial position, it should be noted that earnings in foreign companies may be subject to taxation when transferred to Sweden and, in some instances, such transfers of earnings may be limited by currency restrictions. Consolidated unrestricted retained earnings are translated at the year–end exchange rate. Cumulative translation adjustments have been distributed among unrestricted and restricted stockholders’ equity.

58	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

NOTES TO THE FINANCIAL STATEMENTS

Consolidated 2003	Capital stock	Equity proportion reserve	Other restricted reserves	Total restricted equity	Non-restricted equity	Total
January 1, 2003	15,974	672	39,278	55,924	17,683	73,607
Stock issue	158	—	—	158	—	158
Repurchase of own stock	—	—	—	—	–158	–158
Sale of own stock	—	—	—	—	8	8
Stock purchase and stock option plans	—	—	—	—	151	151
Transfer between non-restricted and restricted reserves	—	–14	2,806	2,792	–2,792	—
Adjustment of accrued cost for stock issue 2002	—	—	—	—	3	3
Changes in cumulative translation adjustments	—	—	–2,444	–2,444	—	–2,444
Net income 2003	—	—	—	—	–10,844	–10,844

December 31, 2003	16,132	658	39,640	56,430	4,051	60,481

Consolidated 2002	Capital stock	Equity proportion reserve	Other restricted reserves	Total restricted equity	Non-restricted equity	Total
January 1, 2002	8,066	491	29,102	37,659	30,928	68,587
Stock issue	7,908	—	21,032	28,940	—	28,940
Stock purchase plan	—	—	—	—	12	12
Sale of own stock	—	—	—	—	2	2
Transfer between non-restricted and restricted reserves	—	181	–5,935	–5,754	5,754	—
Changes in cumulative translation adjustments	—	—	–4,921	–4,921	—	–4,921
Net income 2002	—	—	—	—	–19,013	–19,013

December 31, 2002	15,974	672	39,278	55,924	17,683	73,607

Parent Company	Capital stock	Share premium reserve 1)	Revaluation reserve	Statutory reserve	Total restricted equity	Disposition reserve	Other retained earnings	Non - restricted equity	Total
January 1, 2004	16,132	24,729	20	6,741	47,622	100	13,535	13,635	61,257
Sale of own stock	—	—	—	—	—	—	15	15	15
Stock purchase and stock option plans	—	—	—	—	—	—	27	27	27
Adjustment of accrued costs
for stock issue 2002	—	2	—	—	2	—	—	—	2
Contributions from/to (–) subsidiary companies	—	—	—	—	—	—	–6,525	–6,525	–6,525
Tax on contributions	—	—	—	—	—	—	1,827	1,827	1,827
Net income 2004	—	—	—	—	—	—	7,160	7,160	7,160

December 31, 2004	16,132	24,731	20	6,741	47,624	100	16,039	16,139	63,763

1)	1996 and prior years’ share premium are included in Statutory reserve.

18	UNTAXED RESERVES

Parent Company	Jan. 1	Withdrawals	Dec. 31
Accumulated depreciation in excess of plan
Intangible assets	17	–1	16
Tangible assets	48	–52	–4

Total accumulated depreciation in excess of plan	65	–53	12

Other untaxed reserves
Reserve for doubtful receivables	1,290	–363	927
Income deferral reserve	774	–774	—

Total other untaxed reserves	2,064	–1,137	927

Total untaxed reserves	2,129	–1,190	939

Swedish GAAP and tax regulations require a company to report certain differences between the tax basis and book value as an untaxed reserve in the balance sheet of the stand-alone financial statements. Changes to these reserves are reported as an addition to, or withdrawal from, untaxed reserves in the income statement.

Changes in other untaxed reserves in the Parent Company in 2003 consisted of: withdrawals from reserve for doubtful receivables, SEK 0 million (SEK 1,977 million in 2002). Deferred tax liability on untaxed reserves, not accounted for in deferred taxes, amounts to SEK 263 million in 2004 (SEK 596 million in 2003 and SEK 585 million in 2002).

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	59

NOTES TO THE FINANCIAL STATEMENTS

19	PENSIONS

The Ericsson Group participates in local pension plans in countries in which we operate. There are principally two types of pension plans:

•	Defined contribution plans, where the Company’s only obligation is to pay fixed pension premiums into a separate entity (a fund or insurance company) on behalf of the employee. No provision for pensions is recognized in the balance sheet.

•	Defined benefit plans, where the Company’s undertaking is to provide pension benefits that the employees will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. Defined benefit plans may be funded or unfunded and can therefore be managed in two ways:

•	by setting up a trust to manage the company’s contributions to the plan, in which case the liability recognized in the balance sheet is the net of the benefit obligation and the fair value of plan assets

•	the total benefit obligation is recognized as a liability on the balance sheet with no assigned plan assets. This method is currently used in Sweden and subject to insurance with Försäkringsbolaget Pensionsgaranti (FPG), which is covered by Swedish law on safeguarding of pension commitments.

Ericsson adopted RR 29 Employee Benefits in 2004. When applying RR 29, defined benefit plans in all the subsidiary companies within Ericsson are accounted for using the same actuarial method. In the financial reporting for Ericsson before 2004, such plans have been recognized using local rules and principles in each country.

The present value of the defined obligation for current and former employees is calculated using the Projected Credit Unit Method. The calculations are based upon actuarial assumptions and are prepared annually, as a minimum.

The accounting for defined contribution plans has not been affected by the adoption of RR 29 in 2004.

In the Ericsson Group, most companies have defined contribution plans and therefore no pension provisions on the balance sheet. In a dozen countries other than Sweden, the subsidiary companies have defined benefit plans with trust funds, and recognize the net of accumulated benefit obligations and plan assets as provisions.

In Sweden, the total pension benefits are a mixed solution, with some parts being defined contribution plans and others defined benefit plans. Defined contribution plans are for example plans as death and disability. Some parts of early–retirement plans are also arranged as defined contribution plans. Defined benefit plans are for example the Swedish ITP (Industrins och handelns tilläggspension) pension plan. In 2004 the full liability is recognized on the balance sheet. The ITP plan includes a collective family pension, which Ericsson finances through insurance with Alecta. The Swedish Financial Accounting Standards Council’s interpretations committee defined this plan as a multi-employer defined benefit plan. Ericsson did not have access to information from Alecta that would have made it possible for this plan to be reported as a benefit plan. Therefore, the plan has been reported for the fiscal year 2004 as a defined contribution plan. Ericsson has established a Swedish pension trust for the purpose of funding the pension liabilities under the Swedish ITP plan. Cash or cash equivalents of SEK 8,338 million were transferred into the trust in January 2005.

The main part of total provisions for pensions and similar benefits amounting to SEK 10,087 million, are attributable to the Swedish pension plans, of which SEK 6,566 million (SEK 6,175 million in 2003) are liabilities to Pensionsregistrerings–institutet (PRI). The Parent Company’s pension liabilities include an obligation in the amount of SEK 419 million (SEK 386 million in 2003) in accordance with an agreement with PRI.

The following table summarizes the total pension cost for the Group:

Total annual pension cost	Sweden	UK	US	Other	Total
Pension cost for defined benefit plans	686	71	–93	153	817
Pension cost for post-employment medical benefits	—	—	46	—	46
Pension cost for defined contributions plans	1,014	—	–97	183	1,100

Total	1,700	71	–144	336	1,963

The following tables disclose information about defined benefit plans for Ericsson and summarizes changes in the benefit obligation, the plan assets and the funded status of defined benefit plans and postretirement benefit plans as well as key assumptions.

Annual pension cost DB-plans	Sweden	UK	US	Other	Total
Service cost	306	53	82	170	611
Interest cost	380	152	153	118	803
Expected return on plan assets	—	–134	–108	–128	–370
Amortization of unrecognized past service cost				6	6
Curtailment cost	—	—	–173	–14	–187

Net pension cost for the period	686	71	–46	152	863

60	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	~

NOTES TO THE FINANCIAL STATEMENTS

Change in Defined Benefit Obligation, DBO	Sweden	UK	US	Other	Total
DBO, beginning of the year	6,921	2,794	2,511	2,256	14,482
Service cost	306	53	82	170	611
Interest cost	380	152	153	118	803
Employee contributions	—	28	—	10	38
Pension payments	–71	–45	–189	–60	–365
Actuarial gain/loss (–/+) 1)	654	87	186	157	1,084
Settlement cost	—	—	—	–35	–35
Curtailment cost	—	—	–173	–14	–187
Other	—	—	22	23	45
Translation difference for the year	—	–51	–230	–87	–368

DBO, end of the year	8,190	3,018	2,362	2,538	16,108

1)	Actuarial gains and losses for each plan are recognized when the accumulated amount exceeds the corridor. The income or expenses are then recognized over the expected average remaining service period of the employees.

The Group participates in a number of post-employment medical benefit schemes, principally in the U.S. The method of accounting, the assumptions and the frequency of valuations are similar to those used for defined benefit schemes. Post-employment medical benefit schemes are therefore included in the figures above.

Change in Plan Assets	Sweden	UK	US	Other	Total
Fair value of Plan Assets beginning of the year	—	1,846	1,361	2,059	5,266
Actual return on plan assets	—	164	125	227	516
Employer contributions	—	57	203	158	418
Employee contributions	—	28	—	10	38
Pension payments by fund/ insurance company	—	–45	–132	–53	–230
Settlement cost	—	—	—	–32	–32
Other	—	—	—	50	50
Translation difference for the year	—	–36	–140	–86	–262

Fair value of Plan Assets, end of year	—	2,014	1,417	2,333	5,764

Accrued/Prepaid pension cost	Sweden	UK	US	Other	Total
Funded status of the plan	–8,190	–1,004	–945	–205	–10,344
Unrecognized actuarial gain/loss (–/+)	654	55	174	16	899
Unrecognized past service cost	—	—	—	70	70

Accrued/Prepaid pension cost (–/+)	–7,536	–949	–771	–119	–9,375

Amount recognized in the consolidated balance sheet	Sweden	UK	US	Other	Total
Accrued/Prepaid pension cost (–/+) beginning of the year	–6,921	–949	–1,151	–115	–9,136
Annual pension cost	–686	–71	47	–153	–863
Benefits paid directly by company	71	—	78	7	156
Employer contributions	—	57	203	158	418
Other	—	—	–22	–9	–31
Translation difference for the year	—	14	74	–7	81

Accrued/Prepaid pension cost (–/+), end of year	–7,536	–949	–771	–119	–9,375

The following table summarizes the total provisions for pensions for Ericsson. Provisions for pensions also include similar employee benefits.

Provisions for pensions and similar benefits	Sweden	UK	US	Other	Total
Provision for post-employment benefits	7,536	949	771	119	9,375
Other employee benefits	94	—	—	618	712

Total	7,630	949	771	737	10,087

The principal actuarial assumptions used were as follows:

(percent)	Sweden	UK	US	Other
Discount rate	5.0%	5.3%	6.0%	5.0%–6.5%
Expected return on plan assets	n/a	7.0%	8.0%	4.7%–7.0%
Future salary increases	3.0%	4.0%	4.5%	3.0%–4.0%

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	61

NOTES TO THE FINANCIAL STATEMENTS

20	OTHER PROVISIONS

Consolidated 2004	Warranty commitments	Restructuring	Customer financing	Other	Total other provisions
Opening balance	4,736	9,115	296	13,454	27,601
Additions	4,202	661	228	7,971	13,062
Costs incurred	–2,656	–5,651	–62	–5,012	–13,381
Reversal of excess amounts	—	–274	–191	–1,867	–2,332
Reclassification	172	–238	—	341	275
Translation difference for the year	–30	–15	—	–402	–447

Closing balance	6,424	3,598	271	14,485	24,778

Consolidated 2003	Warranty commitments	Restructuring	Customer financing	Other	Total other provisions
Opening balance	3,554	7,535	178	8,579	19,846
Additions	4,706	10,835	198	13,030	28,769
Costs incurred	–3,105	–9,146	–47	–7,028	–19,326
Reversal of excess amounts	–329	–66	–21	–884	–1,300
Balances regarding acquired and sold companies	–3	5	—	–3	–1
Reclassification	40	178	–8	424	634
Translation difference for the year	–127	–226	–4	–664	–1,021

Closing balance	4,736	9,115	296	13,454	27,601

Parent Company 2004	Warranty commitments	Restructuring	Customer financing	Other	Total other provisions
Opening balance	—	1,465	1,431	287	3,183
Additions	1	357	103	477	938
Costs incurred	—	–588	–593	–155	–1,336
Reversal of excess amounts	—	–127	–463	—	–590

Closing balance	1	1,107	478	609	2,195

Parent Company 2003	Warranty commitments	Restructuring	Customer financing	Other	Total other provisions
Opening balance	—	63	2,228	139	2,430
Additions	—	1,748	660	287	2,695
Costs incurred	—	–346	–1,457	–139	–1,942

Closing balance	—	1,465	1,431	287	3,183

Warranty commitments

Warranty provisions include both provisions for faulty products and statistical errors. The best estimate is based on sales, contractual warranty periods and historical failure data of products sold. The actual utilization for 2004 was SEK 2.7 billion, compared to the expected SEK 3.3 billion. The expected utilization of warranty provisions during year 2005 is SEK 2.5 billion.

Restructuring

Restructuring provisions amounting to SEK 5.7 billion were utilized during 2004 compared to the expected SEK 5.8 billion. No further restructuring programs were initiated in 2004. However, additional restructuring provisions related to the restructuring activities in 2003 amounted to SEK 0.7 billion and were charged to operations in 2004.

Remaining restructuring provisions are mostly related to unutilized leased real estate. The majority of these leases will expire in between one and five years, and the last one in year 2028. The value of the real estate commitments are calculated based on the net present value of the future lease payments minus the forcasted sublease revenues. The expected utilization of restructuring provisions during 2005 is SEK 2 billion.

Customer financing

Total provisions for off-balance sheet customer financing is the sum of all individual provisions for each risk. The individual provisions are based on a specific evaluation of each risk exposure.

62	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

NOTES TO THE FINANCIAL STATEMENTS

Other

Other provisions include estimated obligations related to patent and other litigations, contractual discounts and penalties of uncertain timing or amount, provisions for potential supplier or subcontractor claims and/or disputes, as well as provisions for Income Tax and VAT /GST unresolved issues and estimated losses on construction-type contracts. The actual utilization for 2004 was SEK 5 billion, compared to the expected SEK 11 billion. This was due to that SEK 4 billion were delayed and SEK 2 billion were reversed. However, the reversals were almost fully offset by additions to provisions made in previous years.

The expected utilization in 2005 is SEK 8 billion.

21	INTEREST-BEARING PROVISIONS AND LIABILITIES

Ericsson’s outstanding interest-bearing provisions and liabilities were SEK 33.6 billion as of December 31, 2004.

Interest-bearing provisions and liabilities

	Consolidated		Parent Company
	2004	2003	2004	2003
Current liabilities to financial institutions	938	2,247	322	1,746
Current maturities of long term debt 1)	781	7,262	699	5,905

Total current interest-bearing provisions and liabilities	1,719	9,509	1,021	7,651

Notes and bond loans	19,844	26,312	19,844	26,312
Liabilities to financial institutions	1,993	2,383	116	290
Pensions 2)	10,087	8,005	861	848
Total long-term interest-bearing provisions and liabilities	31,924	36,700	20,821	27,450

Total interest-bearing provisions and liabilities	33,643	46,209	21,842	35,101

1)	Including note and bond loans of SEK 651 million 2004 and SEK 5,856 million 2003.

2)	Consolidated pensions are recognized according to IAS 19/RR 29.

Notes and bond loans

Issued-mature	Nominal		Coupon	Currency	Book value (SEK m.)	Maturity date (YY-MM-DD)
1999-2009	483		6.500%	USD	3,193	09-05-20
2001-2006	15		FRN	USD	99	06-03-15
2001-2006	1,000	1)	6.375%	EUR	8,996	06-05-31
2001-2008	226	1)	7.375%	GBP	2,869	08-06-05
2001-2005	150		FRN	SEK	150	05-07-12
2001-2005	215		6.500%	SEK	215	05-08-08
2001-2005	50		6.400%	SEK	50	05-08-22
2001-2005	236		6.300%	SEK	236	05-08-24
2003-2010	471	2)	6.750%	EUR	4,237	10-11-28
2004-2012	450		FRN	SEK	450	12-12-07

Total					20,495

1)	The EUR 1000 million and GBP 226 million bonds have interest rates linked to the Company’s credit rating. The interest will increase/decrease 0.25 percent per annum for each rating notch change per rating agency (Moody’s and Standard & Poor’s). The interest rate applicable to these bonds can not be less than the initial interest rates in the loan agreements.

2)	The EUR 471 million bond is callable after 2007.

All outstanding notes and bond loans are issued by the Parent Company under its Euro Medium Term Note program. Bonds issued at fixed interest rate are swapped to floating interest rate using interest rate swaps, resulting in a weighted average interest rate of 5.5 percent at December 31, 2004.

In 2004 Ericsson redeemed and cancelled bond loans with a total nominal value of SEK 5.9 billion, generating a financial expense of SEK 285 million.

Notes and bond loans redeemed and cancelled during 2004

Bond	Currency	Redeemed & cancelled (nominal)	Remaining outstanding (nominal)
6.375% EMTN 31 May 2006	EUR m.	566	1,000
6.900% EMTN 18 July 2005	SEK m.	300	—
6.400% EMTN 22 August 2005	SEK m.	300	50
6.300% EMTN 24 August 2005	SEK m.	64	236

Liabilities to financial institutions, interest rate by currency

	Maturing >1 <5 years Interest		Maturing >5 years Interest
	Nominal	rate (%)	Nominal	rate (%)
EUR	54	1.1%	122	0.8%
SEK	398	2.7%	111	2.4%
USD	327	8.4%	930	7.8%
Other currencies	46	0.0%	5	0.0%

Total	825	—	1,168	—

Current liabilities to financial institutions are mainly denominated in EUR, RMB and SEK and have a weighted average maturity of 0.2 years. Current maturities of long-term debt (excl. current maturities of notes and bond loans) are mainly denominated in CAD and EUR and have a weighted average maturity of 1.0 years.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	63

NOTES TO THE FINANCIAL STATEMENTS

22	FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Financial Risk Management

Ericsson’s financial risk management is governed by a policy approved by the Board of Directors. The Finance Committee of the Board of Directors is responsible for approving certain matters regarding investments, loans, guarantees and customer financing commitments and is continuously monitoring the exposure to financial risks.

The Board of Directors has established risk limits for exposures to foreign exchange and interest rate risks. The market risk mandate of SEK 500 million is based on a five percent change in foreign exchange rates and a one-percentage point change in interest rates of the total position.

Ericsson has a treasury function with the principal role to ensure that appropriate financing is in place through loans and committed credit facilities, to actively manage the Group’s liquidity as well as financial assets and liabilities, and to manage and control financial risk exposures in a manner consistent with underlying business risks and financial policies. Hedging activities and cash management are, largely, centralized to the internal bank in Stockholm.

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

Ericsson classifies financial risks as:

•	foreign exchange risk

•	interest rate risk

•	credit risk

•	liquidity and re-financing risk

•	market price risk in own and other listed equity instruments.

Foreign exchange risk

Ericsson has significant revenues, costs, assets and liabilities in currencies other than SEK, which result in a substantial foreign exchange rate exposure in the income statement, balance sheet and cash flows. When managing foreign exchange risk, Ericsson distinguishes between two types of exposure: transaction and translation exposure.

Transaction exposure

An analysis of Ericsson’s transaction exposures for 2004 shows the following net exposures by currency:

Estimated net exposures by currency

(SEK billion)	2004
USD and related currencies	38
EUR	9
GBP	2
JPY	1

A change in the exchange rate of +/– 10 percent between SEK and USD, and related currencies, would have an annualized impact on the operating income by SEK 3.8 billion before tax any hedging effects.

Foreign exchange risk is as far as possible carried by Swedish group companies. Sales to foreign subsidiary companies are normally made in their functional currency. In order to limit the exposure to exchange fluctuations on future revenue or expenditure, committed and forecasted future sales and purchases in major currencies were during 2004 hedged, on average, for the coming 9 months. Trade receivables and payables in foreign currencies are generally fully hedged.

Currency forward contracts are primarily used for hedging future revenues and expenditures. Such forward contracts are designated as cash flow hedges.

Other foreign exchange exposures, arising from for example customer financing and having interest-bearing assets or liabilities in foreign currencies, are hedged through offsetting balances or derivatives.

During 2004, due to the stronger SEK, primarily vs. USD and related currencies such as SAR and RMB, foreign exchange losses of SEK 1.1 billion net were recognized, after hedging effects.

As of December 31, 2004, outstanding foreign exchange derivatives, hedging transaction exposures, had a net positive market value of SEK 1.6 (2.6) billion. The positive market value corresponds to net losses on underlying future sales and purchases, at year-end exchange rates, compared to the exchange rates prevailing when the commitments and forecasts were made. Subject to further changes in exchange rates, these derivatives will affect the income statement during 2005 when the underlying transactions occur.

Translation exposure

Ericsson has many subsidiary companies operating outside Sweden. The net results in foreign subsidiary companies and the value of such foreign investments are exposed to exchange rate fluctuations, which affect the consolidated income statement and balance sheet when translated to SEK.

64	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

NOTES TO THE FINANCIAL STATEMENTS

Translation exposure in foreign subsidiary companies is hedged according to the following policy established by the Board of Directors:

•	Net monetary assets in companies translated using the temporal method, for which translation effects in investments affect the income statement, is fully hedged. Foreign exchange losses were SEK 35 million net, which was fully offset by hedging gains.

•	Equity in companies translated using the current method, for which translation effects are reported directly in stockholders’ equity is hedged up to 20 percent in selected companies. The translation differences reported in equity during 2004 were negative, SEK 1.1 billion, including hedging losses of SEK 167 million.

Interest Rate Risk

Ericsson is exposed to interest rate risk through market value fluctuations in certain balance sheet items and through changes in interest expenses and revenues. The net cash position was SEK 42.9 (27.0) billion at the end of 2004, consisting of cash and bank, and short-term cash investments of SEK 76.6 (73.2) billion and interest-bearing provisions and liabilities of SEK 33.6 (46.2) billion. Outstanding customer financing credits, net of provisions, were SEK 3.6 (4.0) billion.

Ericsson’s aim is to avoid risk in the form of (i) a mismatch between fixed and floating interest rates in interest-bearing balance sheet items and (ii) significant fixed interest rate exposure in Ericsson’s net cash position. As of December 31, 2004, 99 (99) percent of Ericsson’s interest-bearing provisions and liabilities and 94 (98) percent of Ericsson’s interest-bearing assets had floating interest rates, i.e. interest periods of less than 12 months.

When managing the interest rate exposure Ericsson uses derivative instruments, such as interest rate swaps.

Ericsson’s interest net and cash flows are exposed to interest rate fluctuations. A sustained change in interest rates of +/– 0.25 percentage points would, with the current net cash position, have an annual impact on the interest net of SEK 124 million.

Credit Risk

Credit risk is divided into three categories: credit risk in trade receivables, customer finance risk and financial credit risk.

Credit risk in trade receivables

Trade receivables amounted to SEK 32.6 (31.9) billion as of December 31, 2004. Provisions for expected losses are regularly assessed and amounted to SEK 1.8 (2.1) billion as of December 31, 2004. Ericsson’s credit losses have, however, historically been low. The amounts of trade receivables follow closely the distribution of Ericsson’s sales and do not include any major concentrations of credit risk by customer or by geography.

Customer finance risk

We have credit approval procedures where all major customer finance contracts are subject to approval by the Finance Committee of the Board of Directors.

As of December 31, 2004, Ericsson’s total outstanding exposure relating to customer finance credits was SEK 8.9 (12.3) billion. As of that date, Ericsson also had unutilized credit commitments of SEK 2.2 (6.1) billion. The outstanding customer loans and financial guarantees relate to infrastructure projects in different geographic markets and to a large number of customers. As of December 31, 2004, of a total of 102 customer loans originated by or guaranteed by Ericsson, the six largest customer finance arrangements represented 75 percent of the total credit exposure. Security arrangements for customer credits normally include pledges of equipment, pledges of certain of the borrowers assets and, occaisionally, pledges of shares in the operating company. Restructuring efforts for cases of troubled debt may lead to temporary holdings of such equity interests.

The table below summarizes Ericsson’s outstanding customer finance credits as of December 31, 2002-2004.

Outstanding customer finance credits

(SEK billion)	2004	2003	2002
On-balance sheet credits	8.4	10.6	21.1
Off-balance sheet credits	0.6	2.0	1.5

Total credits	9.0	12.6	22.6
Accrued interest	0.2	0.1	0.2
Less third-party risk coverage	–0.3	–0.4	–1.0

Ericsson’s risk exposure	8.9	12.3	21.8
On-balance sheet credits, net value	3.7	4.0	14.0
Reclassifications 1)	–0.1	—	—
On-balance sheet credits, net book value	3.6	4.0	14.0
Credit commitments for customer financing	2.2	6.1	14.0

1)	Reclassification due to consolidation in accordance with URA 20.

Of Ericsson’s total outstanding customer finance credit exposure as of December 31, 2004, 60 percent related to Latin America, 20 percent to Western Europe, 16 percent to Eastern Europe, Middle East & Africa, 1 percent to North America and 3 percent to Asia Pacific.

As of December 31, 2004, 19 percent of Ericsson’s total outstanding customer finance was in respect of 3G networks and the remainder was in respect of 2G and 2.5G networks.

The net effect of risk provisions and credit losses for customer financing affecting operating expenses amounted to SEK 0.2 billion in 2004, SEK 1.1 billion in 2003 and SEK 3.1 billion in 2002. In 2004, 2003 and 2002, Ericsson incurred credit losses of SEK 1.8 billion, SEK 1.8 billion and SEK 1.7 billion respectively.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	65

NOTES TO THE FINANCIAL STATEMENTS

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. This exposure arises in the investments of cash and cash equivalents and from derivative positions with positive unrealized result against banks and other counterparties.

Ericsson mitigates these risks by investing cash primarily in well rated commercial papers, treasury bills and floating rate notes with short-term ratings of at least A-2/P-2 and long-term ratings of at least A-/A3 and in liquidity funds holding a rating of at least A. Separate credit limits are assigned to each counterpart in order to minimize risk concentration. All derivative transactions are covered by ISDA netting agreements to reduce the credit risk. No credit losses were incurred during 2004, neither on external investments nor on derivative positions.

Liquidity Risk

Liquidity risk is that Ericsson is unable to meet its short-term payment obligations due to insufficient or illiquid cash reserves.

Ericsson maintains sufficient liquidity through centralized cash management, investments in highly liquid interest-bearing securities, and by having sufficient committed credit lines in place to meet potential funding needs. The current cash position is deemed to satisfy all short-term liquidity requirements.

During 2004, cash and bank, and cash investments increased by SEK 3.3 billion to SEK 76.6 billion mainly due to positive cash flow, which was partly offset by repayment of long-term debt and repurchase of outstanding bonds.

Cash and Cash Equivalents

	Remaining time to maturity
(SEK billion)	< 3 months	< 1 year	1–5 years	> 5 years	2004	2003
Parent Company
Bank deposits	4.0	4.0	—	—	4.0	4.1
Type of issuer/counterpart
Governments	3.5	9.5	0.1	—	9.6	12.2
Banks	1.4	4.7	4.1	—	8.8	7.6
Corporations	29.8	35.8	1.4	—	37.2	28.7
Mortgage institutes	1.0	4.7	3.7	—	8.4	7.4
Liquidity funds	3.7	3.7	—	—	3.7	8.4

Total Parent Company	43.4	62.4	9.3	—	71.7	68.4

Other Group companies (mainly bank deposits)	4.7	4.9	—	—	4.9	4.8

Total Group	48.1	67.3	9.3	—	76.6	73.2

Re-financing risk

Re-financing risk is the risk that Ericsson is unable to refinance outstanding debt at reasonable terms and conditions, or at all, at a given point in time.

Repayment schedule of long-term debt

(SEK billion)	Current maturities of long term debt	Notes and bonds (non - current)	Liabilities to financial institutions (non - current)	Total
2005	0.8	—	—	0.8
2006	—	9.1	0.3	9.4
2007	—	—	0.2	0.2
2008	—	2.8	0.1	2.9
2009	—	3.2	0.2	3.4
2010+	—	4.7	1.2	5.9

Total	0.8	19.8	2.0	22.6

Debt financing is mainly carried out through borrowing in the Swedish and international debt capital markets.

Bank financing is used for certain subsidiary funding and to obtain committed credit facilities.

Funding programs

	Amount	Utilized	Unutilized
Parent Company
Euro Medium Term Note program (USD m.)	5,000	2,366	2,634
Euro Commercial Paper program (USD m.) 1)	1,500	—	1,500
Swedish Commercial Paper program (SEK m.)	5,000	—	5,000
Long-term Committed Credit facility (USD m.)	1,000	—	1,000
Shot-term Committed Credit facilities (SEK m.)	170	—	170

Other Group Companies
Short-term Committed Credit facilities (SEK m.)	—	—	—

1)	Currently unavailable due to sub-investment grade rating.

The USD l billion committed credit facility has interest rates linked to our credit rating as well as certain financial covenants. As of December 31, 2004, Ericsson fulfilled these covenants.

The USD 0.6 billion committed credit facility was cancelled by Ericsson in December 2004.

In August, 2004, Moody’s upgraded Ericsson’s long-term credit rating to Ba2 with a positive outlook. In November, 2004, Standard & Poor’s upgraded Ericsson’s long-term credit rating to BB+ and changed the outlook to positive. Ericsson’s current ratings are sub-investment grade.

66	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

NOTES TO THE FINANCIAL STATEMENTS

Financial Instruments Carried at other than Fair Value

In the following tables, carrying amounts and fair values of financial instruments, that are carried in the financial statements at other than fair values, are presented. For valuation principles, please see Notes to the Financial Statements — Note 1, “Accounting policies”.

Financial Instruments Carried at other than Fair Value

Consolidated (SEK billion)	Carrying amount		Fair value
	2004	2003	2004	2003
Cash and Bank, and Cash Investments	76.6	73.2	76.6	73.5

	76.6	73.2	76.6	73.5
Current maturities of long term debt	0.8	7.3	0.8	7.3
Notes and bonds	19.8	26.3	21.6	27.6

	20.6	33.6	22.4	34.9

Parent Company (SEK billion)	Carrying amount		Fair value
	2004	2003	2004	2003
Cash and Bank, and Cash Investments	71.7	68.4	71.7	68.8

	71.7	68.4	71.7	68.8
Current maturities of long term debt	0.7	7.2	0.7	7.3
Notes and bonds	19.8	26.3	21.6	27.6

	20.5	33.5	22.3	34.9

Carrying amounts and fair values of derivatives

Consolidated (SEK billion)	Carrying amount	Fair value
		Positive	Negative	Net
Forward foreign exchange contracts	2.3	6.3	2.4	3.9
Other financial foreign exchange derivatives	0.1	0.1	0.0	0.1
Interest rate swaps	0.6	1.5	0.0	1.5
Other financial interest rate derivatives	0.0	0.0	0.0	0.0

Total	3.0	7.9	2.4	5.5

Parent Company (SEK billion)	Carrying amount	Fair value
		Positive	Negative	Net
Forward foreign exchange contracts	3.9	6.3	2.4	3.9
Other financial foreign exchange derivatives	0.1	0.1	0.0	0.1
Interest rate swaps	0.6	1.5	0.0	1.5
Other financial interest rate derivatives	0.0	0.0	0.0	0.0

Total	4.6	7.9	2.4	5.5

Only external derivatives are included in the tables. internal derivatives are reported as current financial receivables or liabilities in Note 15, Receivables and payables – subsidiary companies.

Financial instruments excluded from the tables, such as trade receivables and payables are carried at fair value. When a market price is not readily available and there is insignificant interest rate exposure affecting the value, the carrying value is considered to represent a reasonable estimate of a fair value.

Market Price Risk in Own Shares and Other Listed Equity Investments

Risk related to our own share price

Ericsson is exposed to the development of its own share price through stock option and stock purchase plans for employees. The obligation to deliver shares under these plans is covered by holding Ericsson Class B shares as treasury stock and warrants for issuance of new Ericsson Class B shares. An increase in the share price will result in social security charges, which represents a risk to both income and cash flow. The income statement exposure in one of the option programs is hedged through the purchase of call options. The cash flow exposure is fully hedged through the holding of Ericsson Class B shares in treasury to be sold to generate funds to cover also social security payments, and through the purchase of call options on Ericsson Class B shares.

Risk related to the prices of listed equity investments

Through investments in equity of listed companies Ericsson is exposed to market value fluctuations of such instruments. Such investments, however, constitute a very limited part of Ericsson’s financial assets and the exposure is deemed insignificant.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	67

NOTES TO THE FINANCIAL STATEMENTS

23	OTHER CURRENT LIABILITIES

	Consolidated			Parent Company
	2004	2003		2004	2003 1)
Liabilities to associated companies	7	5		7	6
Accrued interest	846	1,302		798	1,198
Accrued expenses	18,292	20,336[2]	)	410	470
of which employee related	6,224	—		203	197
of which supplier invoices not received	7,834	—		—	—
other accrued expenses	4,234	—		207	273
Deferred revenues	2,929	1,377		254	290
Other current liabilities	5,848	7,088		1,761	8,084

Total	27,922	30,108		3,230	10,048

1)	Other short-term liabilities for the Parent company include liabilities to subsidiary companies of SEK 7,071 million in 2003.

2)	Figures for 2003 are not available, however, a large part of accrued expenses are employee related.

24	ACCOUNTS AND NOTES PAYABLE – TRADE

	Consolidated		Parent Company
	2004	2003	2004	2003
Accounts and notes payable excluding associated companies and joint ventures	10,935	8,420	175	230
Payables to associated companies and joint ventures	53	475	—	—

Total	10,988	8,895	175	230

25	ASSETS PLEDGED AS COLLATERAL

	Consolidated		Parent Company
	2004	2003	2004	2003
Real estate mortgages	—	49	—	—
Chattel mortgages	7,209	6,960	460	460
Bank deposits	776	1,014	347	238

Total	7,985	8,023	807	698

Chattel mortgages are collaterals for the Swedish Ericsson companies’ pension commitments. Bank deposits are collaterals related to legal disputes of SEK 373 million in 2004 (SEK 400 million in 2003) and collateral for subsidiary financing SEK 180 million in 2004 (SEK 300 million in 2003).

Of the Parent Company’s assets pledged as collateral, the chattel mortgage is collateral for pension commitments. The major item in bank deposits is for the internal bank’s (Ericsson Treasury Services Aktiebolag) clearing and settlement commitments SEK 149 million in 2004 (SEK 213 million in 2003).

26	CONTINGENT LIABILITIES

	Consolidated		Parent Company
	2004	2003	2004	2003
Guarantees for customer financing	348	1,667	64	1,524
Other contingent liabilities	666	1,024	6,961	8,993

Total	1,014	2,691	7,025	10,517

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

Other contingent liabilities assumed by Ericsson include guarantees of loans to other companies SEK 176 million in 2004 (SEK 212 in 2003).

Other contingent liabilities assumed by the Parent Company include pension commitments SEK 6,282 million in 2004 (SEK 5,840 million in 2003), and subsidiary companies borrowing from financial institutions SEK 73 million in 2004 (SEK 1,372 million in 2003).

In accordance with standard industry practice, Ericsson enters into Commercial Contract Guarantees related to contracts for the supply of telecommunication equipment and services. Total amount for 2004 was SEK 17,702 million (SEK 22,230 million in 2003). Potential payments due under these bonds are related to Ericsson’s performance under applicable contracts. Of the outstanding are SEK 844 million issued to guarantee the performance of a third party.

27	STATEMENT OF CASH FLOWS

Consolidated

Interest paid in 2004 was SEK 3,492 million (SEK 3,301 million in 2003, SEK 3,342 million in 2002) and interest received was SEK 3,662 million (SEK 4,069 million in 2003, SEK 1,833 million in 2002). Income taxes paid were SEK 2,944 million (SEK 338 million in 2003, SEK 2,892 million in 2002).

Included in Other non-cash items under “Adjustments to reconcile net income to cash” are undistributed earnings of associated companies and joint ventures and minority interest in net income.

A non-cash transaction under “Cash flow from operating activities” is the net increase in pension liabilities with a positive effect of SEK 260 million (SEK 517 million in 2003, SEK 893 million in 2002). For more information regarding the disposition of cash and cash equivalents and unutilized credit commitments, see Note 22 – “Financial Risk Management and Financial Instruments”.

Cash restricted due to currency restrictions or other legal restrictions in certain countries amounts to SEK 2,156 million (SEK 2,600 million in 2003).

68	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

NOTES TO THE FINANCIAL STATEMENTS

Acquisitions/sales of shares and other investments

Consolidated	2004	2003
Purchase price for acquired subsidiary companies	–39	—
Other acquisitions/capital contributions	–1,739	–1,432
Sales	229	614

Acquisitions/sales, net	–1,549	–818

The purchase consideration in cash or cash equivalents for other acquisition was SEK -1,739 million (SEK 1,432 million in 2003).

Of the consideration received for disposals SEK 229 million (SEK 594 million in 2003) were in the form of cash or cash equivalents. The cash or cash equivalents in the balance sheets of sold subsidiary companies were SEK 10 million (SEK 4 million in 2003).

Further, the cash and cash equivalents in the balance sheets of acquired subsidiary companies were SEK 33 million (no cash and cash equivalents were acquired in 2003).

Line item “Depreciation, amortization and write-downs of tangible, intangible and other operating long-term receivables” in the Consolidated Statement of Cash Flow includes a write-down of SEK 600 million in 2003 related to other operating long-term receivables. No write-downs were recognized in 2004 in regard to operating long-term receivables.

Consolidated	Acquired subsidiary companies	Sold subsidiary companies
Tangible assets	149	—
Other fixed assets	167	166
Current assets	625	10
Cash	33	10

Total assets	974	186

Pensions and other provisions	—	—
Long-term liabilities	279	128
Current liabilities	600	3

Total liabilities	879	131

The Group acquired Audiolog, a small French company specializing in system integration in the area of network management. In addition, we acquired Enditel, a major service supplier to Spanish network operators and enterprises to support and manage service contract in Spain. The aquired assets and liabilities from these acquisitions comprise the major part of the amounts shown in the above table.

During the year, Ericsson increased its ownership in the Italian subsidiary company Ericsson S.p.A, listed on the Milan stock exchange, by 21.05 percent through a public offer. The Group’s total ownership as of December 31, 2004 was 92.6 percent.

Adjustments to reconcile net income to cash

Consolidated	2004	2003
Tangible assets
Depreciation	2,434	3,753
Write-downs	10	1,126

Total	2,444	4,879

Intangible assets
Amortization
Goodwill	453	1,636
Capitalized development costs	1,540	744
Other	313	199

Total amortization	2,306	2,579
Write-downs
Goodwill	—	305
Capitalized development costs	47	31
Other	—	1

Total write-downs	47	337

Total	2,353	2,916

Other
Write-downs of Other long-term financial assets	—	600

Total	—	600

Total depreciation, amortization and write-downs on tangible assets, intangible assets and other operating long-term receivables	4,797	8,395

Parent Company

Interest paid in 2004 was SEK 4,302 million (SEK 4,306 million in 2003, SEK 4,286 million in 2002) and interest received was SEK 4,363 million (SEK 5,802 million in 2003, SEK 4,868 million in 2002). Income taxes paid were SEK 259 million (SEK 19 million in 2003, SEK 44 million in 2002).

Major non-cash items in Investments are:

Acquisitions/sales of other investments, net, SEK 8,977 million in 2003, SEK 8,104 million in 2002.

28	LEASING

Leasing obligations

Assets under financial leases, recorded as tangible assets, consist of:

Financial leases	2004	2003
Acquisition costs
Land and buildings	1,459	1,687
Machinery	—	—
Other equipment	3	1

	1,462	1,688

Accumulated depreciation/write-downs
Land and buildings	–269	–500
Machinery	—	—
Other equipment	–1	—

	–270	–500

Net carrying value	1,192	1,188

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	69

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2004, future minimum lease payment obligations for leases were distributed as follows:

Consolidated	Financial leases	Operating leases
2005	272	2,337
2006	244	1,976
2007	210	1,607
2008	193	1,394
2009	147	1,213
2010 and later	1,661	3,819

Total	2,727	12,346

Future finance charges 1)	–1,056	—

Present value of finance lease liabilities	1,671	12,346

1)	Average effective interest rate on lease payables is 7,36 percent.

Expenses in 2004 for leasing of assets were SEK 2,961 million (SEK 3,454 million in 2003 and SEK 3,986 million in 2002), of which variable expenses were SEK 6 million (SEK 3 million in 2003 and SEK 6 million in 2002).

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

At December 31, 2004, future payment obligations for leases for the Parent Company were distributed as follows:

Parent Company	Financial leases	Operating leases
2005	—	1,499
2006	—	1,362
2007	—	1,123
2008	—	960
2009	—	809
2010 and later	—	2,213

	—	7,966

Leasing income

Leasing income mainly relates to income from sublease of property. Some consolidated companies also lease equipment, mainly telephone exchanges, to customers. These leasing contracts vary in length from 1 to 10 years.

At December 31, 2004, future minimum payment receivables were distributed as follows:

Consolidated	Sales-type and Financial leases		Operating leases
2005	2		163
2006	2		136
2007	2		75
2008	2		63
2009	—		47
2010 and later	—		73

Total	8		557

Unearned financial income 1)	–1		N/A
Uncollectible lease payments	–7	2)	N/A

Net investments in financial leases	—		N/A

1)	Effective interest rate on lease receivables is 5.00 percent.

2)	Equipment leased to customers reflected on the balance sheet as customer financing.

Leasing income in 2004 was SEK 237 million (SEK 214 million in 2003 and SEK 50 million in 2002).

Parent Company	Sales-type and Financial leases	Operating leases
2005	—	82
2006	—	68
2007	—	42
2008	—	38
2009	—	27
2010 and later	—	55

	—	312

The Parent Company’s operating lease income is mainly income from sublease of property.

29	TAX ASSESSMENT VALUES IN SWEDEN

	Consolidated		Parent Company
	2004	2003	2004	2003
Land and land improvements	60	70	11	7
Buildings	235	247	—	—

Total	295	317	11	7

30	SPECIAL INFORMATION REGARDING THE PARENT COMPANY

Sales of the Parent Company in 2004 were SEK 2,598 million (SEK 1,645 million in 2003). Exports accounted for 98 percent in 2004 (l00 percent in 2003). No consolidated companies were customers of the Parent Company’s sales in 2004 or 2003, while 21 percent (54 percent in 2003) of the Company’s total purchases of goods and services were from such companies.

The Parent Company has guaranteed up to SEK 0.1 million for loans obtained by employees.

70	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

NOTES TO THE FINANCIAL STATEMENTS

31	INFORMATION REGARDING EMPLOYEES, MEMBERS OF THE BOARD OF DIRECTORS AND MANAGEMENT

Average number of employees

Consolidated	Men	Women	2004 Total	Men	Women	2003 Total
Western Europe 1)2)	24,764	7,978	32,742	29,300	9,851	39,151
Eastern Europe, Middle East and Africa2)	2,291	733	3,024	2,482	844	3,326
North America	3,406	1,116	4,522	3,855	1,370	5,225
Latin America	2,015	469	2,484	2,128	522	2,650
Asia Pacific	6,624	2,346	8,970	4,514	2,316	6,830

Total	39,100	12,642	51,742	42,279	14,903	57,182

1) Of which Sweden	15,048	5,384	20,432	19,182	7,057	26,239
2) Of which EU	25,039	8,118	33,157	29,517	10,054	39,571

Within the group of the 150 most senior executives the distribution between females and males is 13 percent and 87 percent respectively.

Parent Company	Men	Women	2004 Total	Men	Women	2003 Total
Western Europe 1)2)	196	170	366	259	251	510
Eastern Europe, Middle East and Africa	492	21	513	697	33	730
Latin America	—	—	—	18	6	24

Total	688	191	879	974	290	1,264

1) Of which Sweden	196	170	366	259	251	510
2) Of which EU	196	170	366	259	251	510

Number of employees, consolidated

	As per December 31,
Employees by region	2004	2003	2002
Western Europe 1) 2)	32,930	36,227	45,251
Eastern Europe, Middle East and Africa 2)	3,423	2,152	2,449
North America	4,139	4,460	6,328
Latin America	2,549	2,276	2,822
Asia Pacific	7,493	6,468	7,771

Total	50,534	51,583	64,621

1) Of which Sweden	21,296	24,408	30,241
2) Of which EU	33,625	36,608	45,590

	As per December 31,
Employees per segment	2004	2003	2002
Systems	45,500	45,176	51,390
Other operations	5,034	6,110	12,846
Unallocated	—	297	385

Total	50,534	51,583	64,621

The majority of our employees in Sweden belong to the following trade unions: Sif (the Swedish Union of Salaried Employees), the Swedish Association of Graduate Engineers, the Swedish Union of Industrial Supervisors and the Swedish Metal Worker’s Union. Many of our employees located outside Sweden, in particular those located in other European countries, also belong to trade unions. Central and industry wide agreements on wages and salaries in Sweden were renegotiated in March 2004 for a period of three years. Ericsson believes that our relations with these unions and our employees in general are good.

Absence due to illness

Parent Company

(percent of working hours)	2004	2003
Absence due to illness for men	1%	1%
Absence due to illness for women	2%	2%
Employees up to 30 years old	–%	–%
Employees 30–49 years old	1%	1%
Employees 50 years or older	1%	3%

Long-term absence due to illness 1)	0.4%	0.3%

1)	Defined as absence during a consecutive period of time of 60 days or more.

Remuneration

Wages and salaries and social security expenses

	Consolidated		Parent Company
	2004	2003	2004	2003
Wages and salaries	23,858	24,829	453	769
Social security expenses	8,498	11,435	311	656
Of which pension costs	1,181	967	214	521

Wages and salaries per geographical area

	Consolidated		Parent Company
	2004	2003	2004	2003
Western Europe 1)2)	16,231	17,297	314	533
Eastern Europe, Middle East and Africa 2)	854	879	139	224
North America 3)	3,158	3,718	—	—
Latin America	784	861	—	12
Asia Pacific	2,831	2,074	—	—

Total	23,858	24,829	453	769

1) Of which Sweden	9,923	11,206	314	533
2) Of which EU	16,095	17,140	314	533
3) Of which United States	1,926	2,702	—	—

Remuneration in foreign currency has been translated to SEK at average exchange rates for the year.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	71

NOTES TO THE FINANCIAL STATEMENTS

Compensation policies and remuneration to the Board of Directors, the President and CEO and the Group Management

The following information covers the remuneration for the Board of Directors, the President and CEO and the Group Management as required by applicable laws, rules and recommendations.

Members of the Board of Directors

(SEK)	Gender	Board member fee	Committee fee	Employee representative	Total
Board member
Michael Treschow	male	2,500,000	200,000	—	2,700,000
Arne Mårtensson	male	500,000	100,000	—	600,000
Marcus Wallenberg	male	500,000	100,000	—	600,000
Lena Torell	female	500,000	100,000	—	600,000
Nancy McKinstry	female	500,000	100,000	—	600,000
Peter L. Bonfield	male	500,000	200,000	—	700,000
Sverker Martin-Löf	male	500,000	300,000	—	800,000
Eckhard Pfeiffer	male	500,000	200,000	—	700,000
Carl-Henric Svanberg	male	—	—	—	—
Monica Bergström	female	—	—	9,000	9,000
Göran Engström	male	—	—	3,000	3,000
Anna Guldstrand	female	—	—	6,000	6,000
Jan Hedlund	male	—	700	9,000	9,700
Per Lindh	male	—	700	9,000	9,700
Arne Löfving	male	—	—	9,000	9,000
Torbjörn Nyman	male	—	500	6,000	6,500
Åke Svenmarck	male	—	200	4,000	4,200

Total		6,000,000	1,302,100	55,000	7,357,100

Social security fees					2,405,772

Total					9,762,872

Comments to the table

•	The Chairman of the Board received a Board fee of SEK 2,500,000. The Chairman also received SEK 100,000 for each Board committee he was serving on.

•	The other Directors appointed by the Annual General Meeting received a fee of SEK 500,000 each. In addition, each Director serving on a Board committee has received a fee of SEK 100,000 for each committee. However, the Chairman of the Audit Committee received a fee of SEK 300,000 and the other two members of the Audit Committee received a fee of SEK 200,000 each.

•	Members of the Board, who are not employees of the Company, have not received any compensation other than the fees paid for Board duties.

•	Members and Deputy Members of the Board who are Ericsson employees received no remuneration or benefits other than their entitlements as employees. However, a fee of SEK 1,000 per attended meeting was paid to each employee representative on the Board. Further, employee representatives being also members of a committee of the Board received a fee of SEK 100 for each committee meeting.

The President and CEO and the Group Management

Salary and benefits (SEK)	The President	The Group Management	Total
Salary	12,683,945	42,381,231	55,065,176
Variable pay earned 2003 and paid 2004	9,600,000	22,540,897	32,140,897
Other benefits	43,818	14,846,614	14,890,432

Total received	22,327,763	79,768,742	102,096,505

Provisions for variable pay earned 2004 to be paid 2005	7,560,000	19,038,156	26,598,156

Pensions and social security fees (SEK)	The President	The Group Management	Total
Pension premiums	5,850,000	20,491,000	26,341,000
Social security fees	8,034,955	29,238,248	37,273,202

Total pension and social security fees	13,884,955	49,729,248	63,614,202

Comments to the tables

•	The Group Management included the following persons: Karl-Henrik Sundström, Carl Olof Blomqvist, Marita Hellberg, Torbjörn Nilsson, Bert Nordberg, Henry Sténson, Joakim Westh (from December 1, 2004), Håkan Eriksson, Mats Granryd, Kurt Jofs, Björn Olsson and Hans Vestberg. During the year, the Group Management also included Per- Arne Sandström (until July 31, 2004) and Per Tjernberg (until October 31, 2004), who are included in the table above.

•	For Per-Arne Sandström and Per Tjernberg Other benefits include severance pay of totally SEK 11,808,500. As no other component of other benefits was significant, these are not reported separately.

•	For the President and CEO, the above pension premium includes a fee of SEK 5,532,450, corresponding to 35 percent of his pensionable salary above 20 base amounts, for a premium based old age pension.

•	Included in Pension premiums are changes of commitments made to the President and CEO and the Group Management for benefit based temporary disability and survival’s pensions until retirement age. The Company’s commitments per December 31, 2004, under IAS 19/RR 29 amounted to SEK 3,968,300 for the President and CEO and SEK 15,821,800 for the Group Management.

72	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

NOTES TO THE FINANCIAL STATEMENTS

Notice and severance pay

For the President and CEO and the current Group Management the following applies:

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

Compensation overview

No major shifts in compensation policy were made during 2004. While the Remuneration Committee continues to be mindful of the debates around the world on pay and benefits to executives, it is confident that current policies and practices at Ericsson are fair to all stakeholders and under proper control. As the results at Ericsson improve and the telecom sector as a whole rebounds from recession, the Remuneration Committee will track carefully recruitment and retention trends to ensure that compensation remains competitive.

Fixed salary

Ericsson continues to track fixed salary at around the median of relevant local markets for senior executives while maintaining a balancing interest in international pay levels in the industry. The applied level is set using comparative salary survey data from several recognized independent consultants both in local markets and internationally. Actual increases for individuals are based on a combination of market movement, performance and potential.

Variable pay

From 2004 Ericsson reduced the proportion of variable pay for the most senior executives in Sweden from a maximum of 80 percent to 60 percent of the fixed salary. This was to reflect the practices within the Swedish market. Nevertheless Ericsson remains committed to the principles of performance based pay for meeting set targets. And, together with the fixed salary, the total target pay to senior executives (fixed plus target variable) should be around the upper quartile of the target pay market for talent.

In 2004, the variable target level for the Group Management, including the President and CEO, was 30 percent with a maximum of 60 percent. Targets themselves varied for each individual but consisted of a range of financial and operational measures. All were quantifiable and linked directly to the overall business plan of the Company as approved by the Ericsson Board. Since 2004 was a year with a strong growth in most cases targets, particularly financial ones, were exceeded.

Long-term incentive

At the Annual general Meeting in 2004 a new long-term incentive plan was approved and which is based on the existing all employee stock purchase plan. The new scheme requires participants to invest in Ericsson shares up to a maximum of 7.5 percent of gross salary, hold the shares for three years and remain with the Company during that time. At the end of three years each share purchased will be matched by the Company with up to six additional ones for the 50 most senior executives, including the President and CEO and the Group Management Team, and up to 4 additional ones for up to 150 executives. These additional shares are not guaranteed. Certain earnings growth targets must be met over the 3 years to determine the exact match and the Board retains the right to intervene if rewards from the scheme are likely to be disproportionate to the underlying results of the business.

This scheme was launched mid year and take up has been very encouraging. By choosing to invest their own money up front the senior management is demonstrating its confidence in the future prospects of Ericsson.

Pension

Ericsson’s policy regarding pension is to follow the competitive practice in the home country.

For the President and CEO and the Group Management a premium based plan is applied. The pensionable salary consists of the annual fixed salary and the target level of the variable pay.

For old age pensions, the company pays on salary portions in excess of 20 base amounts a percentage of the executive’s pensionable salary, between 10 and 35 percent per year. For the Group Management, the pension age is normally 60 years and premiums are paid up to the retirement age. From 65 years, the old age pension includes the ITP plan.

The President and CEO is included in the ITP plan. According to the premium based plan, Ericsson pays for the President and CEO an annual pension contribution of 35 percent of the pensionable salary above 20 base amounts. The President and CEO has the right to retire at 60 years of age.

Benefits

As with pensions, Ericsson follows the competitive practice of the home country with respect to benefits. Plan designs vary widely around the world according to the taxation and legal framework in different countries.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	73

NOTES TO THE FINANCIAL STATEMENTS

Employee Share Ownership

Stock Incentive Plans

Stock Purchase Plans

Under the Stock Purchase Plans, employees can save up to 7.5 percent of the gross salary, for purchase of B shares at Stock-holmsbörsen or ADRs at Nasdaq (contribution shares). If the purchased contribution shares are retained by the employee for three years after the investment and employment with the Ericsson Group continues during that time, the employee will be matched with a corresponding number of B shares or ADRs free of consideration. Employees in 77 countries participate in the plan.

The below table shows the periods for employees’ purchase of shares (contribution period) and participation details.

Plan	Contribution period	Number of participants at launch	Take-up rate -% of all employees
Stock Purchase Plan 2001	February 2002 -October 2002	27,000	36%
Stock Purchase plan 2003 1st year	August 2003 -July 2004	11,000	22%
Stock Purchase plan 2003 2nd year	August 2004 -July 2005	15,000	30%

Enhanced Stock Purchase Plan - LTI 2004

In August 2004, two enhanced programs under the Stock Purchase Plan, the Key Contributor Program and the Performance Matching Program were launched for the second 12-month investment period of the Stock Purchase Plan 2003.

Under the Key Contributor Program, 4,500 employees were offered to obtain one extra matching share in addition to the ordinary one matching share for each contribution share purchased during the period.

Under the Performance Matching Program 200 (150 + 50) executives were offered to obtain up to four or six extra shares (performance matching shares) in addition to the ordinary one matching share for each contribution share purchased during the period. The performance matching is subject to the fulfillment of a performance target. The performance target is average annual EPS growth during the period from July 2004 up to and including June 2007. If the annual average EPS growth is less than or equal to 5 percent there will be no performance matching (0 shares) and if the annual average EPS growth is at or above 25 percent, there will be maximum performance matching (4 or 6 shares). Any intermediate figure will be calculated on a linear basis.

Stock Option Plans

Plan	Grant/Expiry date	Strike price (SEK)	Vesting period from Grant date	Number of participants at grant	Number of participants end 2004
1999 Stock Option Plan	1 March 00/28 Feb 07	128.00	30% after 3 years, 40% after 4 years, 30% after 5 years	1,800	1,126
Millennium Stock Option Plan	17 Jan 00/18 Jan 07	93.80	1/3 after 1 year, 1/3 after 2 years, 1/3 after 3 years	8,000	3,120
Stock Option Plan 2001- May Grant	14 May 01/14 May 08	30.50	1/3 after 1 year, 1/3 after 2 years, 1/3 after 3 years	15,000	9,013
Stock Option Plan 2001- November Grant	19 Nov 01/19 Nov 08	25.70	1/3 after 1 year, 1/3 after 2 years, 1/3 after 3 years	900	674
Stock Option Plan 2002	11 Nov 02/11 Nov 09	7.80	1/3 after 1 year, 1/3 after 2 years, 1/3 after 3 years	12,800	10,561

74	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

NOTES TO THE FINANCIAL STATEMENTS

Shares for all Stock Incentive Plans

All plans, except the Millennium Option Plan, are funded with treasury stock. The Millennium Stock Option Plan is based on warrants, i.e. options entitling the holders to subscribe for B shares. The warrants are held by subsidiary companies to Telefonaktiebolaget L M Ericsson, which companies have granted options to their employees. Treasury stock for the 1999 Option Plan was repurchased in 2000 on Stockholmsbörsen. Treasury stock for all remaining plans have been issued in a directed cash issue of Class C shares at nominal amount of SEK 1, purchased under a public offering at SEK 1 per share plus a premium corresponding to the subscribers’ financing costs and converted to B shares.

For all plans, additional shares and warrants have been allocated for social security. For the Millennium Stock Option Plan, the warrants designated for social security have been exchanged for a call option issued by a bank in order to hedge income against potential social security costs. For all other plans, treasury stock are sold on Stockholmsbörsen to cover the social security payments when arising due to exercise of options or matching of shares. During 2004, 716,393 shares were sold at an average price of SEK 20.65.

If all options outstanding as of December 31, 2004, were exercised, all shares allocated for future matching under the Stock Purchase Plan were transferred, and shares designated to cover social security costs and payments were disposed of as a result of the exercise and the matching, approximately 43 million Class B shares would be issued and approximately 230 million Class B shares, held as treasury stock, would be transferred. The total, approximately 273 million Class B shares, corresponds to 1.72 percent of the total number of shares outstanding, 15,833 million.

The below table shows the number of shares allocated for each plan (options and matching rights) and changes during 2004.

Plan (million shares)	Originally designated 1)	Out-standing beginning of 2004	Granted during 2004	Exercised/matched during 2004	Forfeited during 2004	Expired during 2004	Out-standing end of 2004		Number of options exercisable
1999 Stock Option Plan	1.4	0.9	—	—	0.0	—	0.9		0.6
Millennium Stock Option Plan	71.6	37.2	—	—	3.0	—	34.2		34.2
Stock Option Plan 2001 – May Grant	44.9	30.1	—	—	2.2	—	27.9		27.9
Stock Option Plan 2001 – Nov Grant	2.6	1.8	—	—	0.2	—	1.6		1.6
Stock Option Plan 2002	53.9	47.0	—	3.3	2.3	—	41.4		27.6
Stock Purchase Plan 2001	28.0	21.9	—	1.8	0.4	—	19.7		—
Stock Purchase Plan 2003 and LTI 2004	151.7	3.8	13.5	0.5	0.3	—	16.5	2)	—

1)	Adjusted for split, bonus issue and rights offering when applicable.

2)	Presuming maximum performance matching under LTI 2004.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	75

NOTES TO THE FINANCIAL STATEMENTS

32	RELATED PARTY TRANSACTIONS

During 2004, various transactions were executed pursuant to contracts based on terms customary in the industry and negotiated on an arm’s length basis.

Sony Ericsson Mobile Communications AB (SEMC)

In October 2001, SEMC was organized as a joint venture between Sony Corporation and Ericsson, and a substantial portion of Ericsson’s handset operations was sold to SEMC. As part of the formation of the joint venture, contracts were entered into between Ericsson and SEMC.

Major transactions are as follows:

•	Sales. Ericsson records sales regarding mobile phone platform design and Shared Services. Shared Services were mainly provided in 2003.

•	Royalty. Both owners of SEMC, Sony Corporation and Ericsson, receive royalties for SEMC’s usage of trademarks and intellectual property rights.

•	Purchases. Ericsson purchases mobile phones from SEMC to support contracts with a number of customers for mobile systems which also include limited quantities of phones.

•	Ericsson and Sony Corporation each made a shareholder contribution to SEMC in 2003.

•	In the second quarter of 2004, SEMC increased its equity stake in Beijing Ericsson Putian Communications Company Ltd. to 51 percent. The name of the facility has been changed to Beijing SE Putian Mobile Communications Co. Ltd. (BMC). BMC operations have been consolidated into SEMC since the second quarter, which has had a relatively minor positive effect on their results.

	2004	2003
Related party transactions
Sales	1,532	2,494
Royalty	611	501
Purchases	547	1,390
Shareholder contribution	—	1,384

Related party balances
Receivables	142	192
Liabilities	16	447
Contingent liabilities	—	—

Ericsson Nikola Tesla d.d.

Ericsson Nikola Tesla d.d. is a joint stock company for manufacturing of telecommunications systems and equipment and an associated member of the Ericsson Group. Ericsson holds 49.07 percent of the shares.

Major transactions are as follows:

•	Sales. Ericsson Nikola Tesla d.d. purchases telecommunication equipment from Ericsson.

•	Royalty. Ericsson receives royalties for Ericsson Nikola Tesla d.d.’s usage of trademarks and intellectual property rights.

•	Purchases. Ericsson is purchasing development resources from Ericsson Nikola Tesla d.d

	2004	2003
Related party transactions
Sales	725	756
Royalty	7	56
Purchases	254	340

Related party balances
Receivables	130	100
Liabilities	29	28

Other related parties

Ericsson continued cooperation with Ericsson’s owners Investor AB and AB Industrivärden in the venture capital vehicle Ericsson Venture Partners.

33	FEES TO AUDITORS

Consolidated	Price- waterhouse- Coopers	KPMG	Others	Total
2004
Audit fees	57	6	1	64
Audit related fees	10	6	—	16
Tax services fees	31	2	—	33
Other fees	—	—	—	—

	98	14	1	113

2003
Audit fees	50	6	1	57
Audit related fees	1	4	—	5
Tax services fees	46	2	—	48
Other fees	4	—	1	5

	101	12	2	115

Audit related fees in 2004 refer to fees for consultations on financial accounting, consultation in connection with conversion to International Financial Reporting Standards (IFRS), services related to issue of reports in connection with the public cash offer related to the listed Italian subsidiary company and due diligence related to acquisitions.

Tax services fees comprise: general expatriate services, VAT refund services and Corporate tax compliance work.

Audit fees to other auditors consist of local statutory audits for minor companies.

Parent Company	Price- waterhouse- Coopers	KPMG	Others	Total
2004
Audit fees	24	1	—	25
Audit related fees	5	—	—	5
Tax services fees	2	—	—	2
Other fees	—	—	—	—

	31	1	—	32

2003
Audit fees	11	1	—	12
Audit related fees	—	1	—	1
Tax services fees	13	—	—	13
Other fees	—	—	—	—

	24	2	—	26

All non-audit fees have been approved pursuant to our pre-approval policies.

76	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

NOTES TO THE FINANCIAL STATEMENTS

34	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

As a reporting company with the US Securities and Exchange Commission, the Company is required to reconcile certain financial information to US GAAP. For additional information required by foreign registrants, please refer to our annual report form 20-F, filed with the US Securities and Exchange Commission.

The principal differences between Swedish GAAP and US GAAP that affect our net income (loss), as well as our stockholders’ equity, relate to the treatment of capitalization of development expenses, provisions for restructuring, pension costs, hedge accounting, and goodwill.

New US GAAP standards

In 2004, the following FASB standards and pronouncements relevant to Ericsson were adopted:

•	FIN 46R, Consolidation of Variable Interest Entities, an interpretation of ARB 51. (The original FIN 46 was partially adopted in 2003 in accordance with the revised transition rules.)

The following FASB standards and pronouncement will be adopted:

•	In December 2004 the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (FAS 123R). FAS 123R requires that companies expense the value of employee stock options and other awards. FAS 123R allows companies to choose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. FAS 123R is effective for Ericsson from fiscal reporting period beginning July 1, 2005. Currently, management does not expect the adoption of the standard to have a material impact on its financial statements.

•	In December 2004 the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 151, Inventory Costs-an amendment of ARB No. 43, Chapter 4 (revised) (FAS 151). FAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). FAS 151 requires that those items be recognized as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 is effective for Ericsson for its year ended December 31, 2006. Management does not expect the adoption of FAS 151 to have a material impact on its financial statements.

Significant differences between Swedish GAAP and US GAAP

Capitalization of development costs

Prior to 2002, and in accordance with Swedish accounting principles, software development costs were charged against income when incurred. In 2002, the Company adopted RR 15, “Intangible assets”. Consequently, intangible assets arising from internal development have been recognized when the intangible asset can be demonstrated to have technical feasibility and future economic benefits.

The Company applies US GAAP SFAS 86 “Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed” and SOP 98-1, “Accounting for the costs of Computer Software Developed or Obtained for Internal use”. According to SFAS86, development costs are capitalized after the product involved has reached a certain degree of technological feasibility. Capitalization ceases and amortization begins when the product is ready for its intended use. The Company has adopted an amortization period for capitalized development cost of three to five years.

The Company’s capitalization of development costs under Swedish GAAP include all development that meets recognition criteria. Under US GAAP only software costs are capitalized. Amortization amounts are higher in US GAAP since restating of prior years, for effects of RR 15, was not allowed according to Swedish GAAP.

Development costs relating to products to be sold, before taxes

			2004			2003
	Swedish GAAP	US GAAP	Net adjust- ment	Swedish GAAP	US GAAP	Net adjust- ment
Opening balance	4,269	10,547	6,278	2,851	13,927	11,076
Additions	1,138	1,061	–77	2,049	2,049	—
Amortizations	–1,311	–3,779	–2,468	–600	–4,723	–4,123
Write-downs 1)	–47	–108	–61	–31	–706	–675

Closing balance	4,049	7,721	3,672	4,269	10,547	6,278

1)	Write-down is made subject to impairment test regarding future revenue for capitalized products.

Development costs relating to products for internal use, before taxes

			2004			2003
	Swedish GAAP	US GAAP	Net adjust- ment	Swedish GAAP	US GAAP	Net adjust- ment
Opening balance	515	646	131	349	835	486
Additions	8	8	—	310	310	—
Amortizations	–229	–360	–131	–144	–433	–289
Write-downs 1)	—	—	—	—	–66	–66

Closing balance	294	294	—	515	646	131

1)	Write-down is made subject to impairment test regarding future revenue for capitalized products.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	77

NOTES TO THE FINANCIAL STATEMENTS

Capital discount on convertible debentures

In accordance with Swedish accounting principles, the 1997/2003 convertible debenture loan and its nominal interest payments were valued at present value, based on market interest rate. The difference from the nominal amount, the capital discount, was credited directly to equity. In accordance with US GAAP, convertible debenture loans are reported as liabilities at nominal value. When calculating income and equity in accordance with US GAAP, the effects of the capital discount are reversed. The loan matured on June 30, 2003, and has no impact on US GAAP from 2004.

Restructuring costs

Under Swedish GAAP a provision for restructuring costs is recognized when a constructive obligation to restructure arises which requires that a detailed formal plan has been communicated to those affected by it, its implementation needs to be planned to begin as soon as possible and to be completed in a timeframe that makes significant changes to the plan unlikely. Under US GAAP a restructuring provision can be recognized when a transaction or event occurs that leaves an entity little or no discretion to avoid the future transfer or use of assets to settle the liability. An exit or disposal plan, by itself, is not sufficient to qualify as restructuring provision.

If an entity under Swedish GAAP has a contract that is onerous, the present obligation under the contract shall be recognized and measured as a provision. Under US GAAP, costs to terminate a contract before the end of its term should be recognized as a liability and measured at fair value when the entity terminates the contract in accordance with the contract terms. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity should be recognized and measured at its fair value when the entity ceases to use the right conveyed by the contract.

Ericsson has identified a difference between US GAAP and Swedish GAAP of SEK 88 million related to leasehold property that has not yet been vacated and thus not qualified as provisions in accordance with US GAAP. For other new restructuring costs recognized in 2004, no differences were identified. Restructuring costs that did not meet the requirements under US GAAP in year 2003, have in 2004 qualified which reduce the US GAAP net income.

Pensions

Ericsson adopted RR 29, Employee Benefits in 2004 which is similar to IAS 19, Employee Benefits. At adoption of RR 29, actuarial gains and losses were recognized in the opening balance. The effect on stockholders’ equity was a charge of SEK – 1,275 million, net of tax.

For US GAAP, the Company adopted SFAS 87, “Employer’s Accounting for Pensions” in 1989. The different transition dates for accounting of defined benefit plans between US GAAP and Swedish GAAP impact the balances booked as unrecognized actuarial gains and losses, which impact reported pension liabilities and costs. Different transition dates and additional minimum pension liability according to US GAAP are the main differences for Ericsson between Swedish and US GAAP for accounting of defined benefit plans.

Provisions for pensions according to US GAAP

Weighted-average actuarial assumptions as of December 31

In percent	Sweden	2004 Other	Sweden	2003 Other
Discount rates	5,0%	5,4%	5.5%	5.6%
Expected rates of future salary increases	3,0%	3,8%	3,0%	3.5%
Expected investment return	—	6,8%	—	7.0%

In SEK million	Sweden	2004 Other	Total	Sweden 1)	2003 Other	Total
Accumulated Benefit Obligation	6,402	6,830	13,232	5,372	6,232	11,604
Estimated future salary increases	1,788	1,088	2,876	1,549	1,329	2,878

Projected Benefit Obligation	8,190	7,918	16,108	6,921	7,561	14,482
Fair value of plan assets	—	5,764	5,764	—	5,266	5,266

Funded status	–8,190	–2,154	–10,344	–6,921	–2,295	–9,216
Unrecognized prior service cost	–599	166	–433	–649	64	–585
Unrecognized actuarial loss, net	1,764	1,278	3,042	1,149	1,215	2,364
Unrecognized net asset at initial application of SFAS 87	—	–44	–44	—	–48	–48

Pension Provision as per US GAAP	–7,025	–754	–7,779	–6,421	–1,064	–7,485
Additional minimum pension liability	—	–648	–648	—	–268	–268

Total Pension Provision as per US GAAP	–7,025	–1,402	–8,427	–6,421	–1,332	–7,753

1)	During 2003 SEK 3.5 billion of the Swedish pension obligation has been settled. As an effect SEK 0.6 billion of the unrealized actuarial loss was recognized under US GAAP.

78	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

NOTES TO THE FINANCIAL STATEMENTS

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

Sale-leaseback of property

During 2000 and 2001, the Company sold property, which was leased back to subsidiary companies and reported as an operating lease. In Sweden, the gain on sale of property is credited to income, if the rent to be paid is in par with market price. In accordance with US GAAP, the part of the gain exceeding present value of future lease payments is credited to income when occurred. The remaining part is distributed during the lease period.

Hedge accounting

The Company adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, on January 1, 2001, for calculating income and equity according to US GAAP. SFAS 133 requires recognition of all derivatives as either assets or liabilities measured at fair value.

Cash flow hedges

Under SFAS 133 for qualifying derivatives designated as a cash flow hedge the gain or loss is reported in other comprehensive income and affects net income first when the hedged exposure also affects income. The ineffective portion of the gain or loss affects net income immediately.

According to Swedish accounting practice, foreign exchange derivatives, which are used to hedge forecasted cash flows regarding sales and purchases, are accounted for as hedges. Consequently, they are valued in a manner reflecting the accounting for the hedged position and are not valued at market.

Fair value hedges

Ericsson uses interest rate derivative instruments to hedge the interest rate risk of the Group’s borrowings. Under Swedish GAAP, Ericsson uses the synthetic method, where all hedged borrowings are treated as having floating rates and therefore valued at amortized cost. The value of the derivatives is recognized as gains/losses when the hedged interest expenses are recognized.

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

Amortization of goodwill

Under Swedish GAAP, goodwill is amortized over its estimated useful life.

According to SFAS 142 goodwill is not subject to amortization subsequent to the date of adoption. Goodwill is tested for impairment at least annually. No need for impairment was identified in 2004. The amortization of goodwill made according to Swedish GAAP is reversed under US GAAP.

Unrealized gains and losses on securities available-for-sale

In accordance with Swedish accounting principles investments are valued at lower of cost and market. Under US GAAP, securities available for sale that have readily determinable fair values are measured at fair value in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. Unrealized gains and unrealized temporary losses are included in Other comprehensive income. Other than temporary unrealized losses are charged to income.

Other

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

Provision for social security cost on stock based compensation

Under Swedish GAAP, the Company accrues social security costs on stock based compensation during the vesting period. Provisions are adjusted for movements in share price. Under US GAAP, no social security cost is recorded until the options are exercised or matching of shares takes place.

FIN 45

FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	79

NOTES TO THE FINANCIAL STATEMENTS

In accordance with Swedish accounting principles, a liability should be recognized to the extent a company expects a loss and economic outflow of resources as a result of the guarantee commitment. No need for adjustment for FIN 45 was identified in 2004.

Three main areas fall within FIN 45 for Ericsson:

•	Product Warranties – see Note 20, “Other Provisions”.

•	Performance Guarantees for Third Party: contractual guarantees (performance bonds) for third party performance, mostly subcontractors, range from one to three years. The maximum potential amount of future payments under the guarantees calculated at fair value per December 31, 2004 is SEK 844 million. Historically such guarantees have only been drawn in rare cases, and there is no indication of changes in the future ..Therefore, any liability incurred due to contractual guarantees is considered not material and no provisions have been made.

•	Inventory Guarantees: Inventory guarantees where Ericsson guarantees supplier coverage of inventory related costs due to no usage and incurrence (obsolescence). Inventory guarantees with suppliers including obsolete material are fully provisioned.

FIN 46R

FIN 46R addresses the consolidation of entities for which control is achieved through means other than through voting rights or agreements (“variable interest entities” or “VIE”) by clarifying the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

FIN 46R provides guidance on how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the VIE. In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The transition rules required Variable Interest Entities created after January 31, 2003, where Ericsson was the primary beneficiary to be consolidated in 2003 consolidated financial statements. There were no such entities identified.

As a result of adopting FIN 46R, the impact on total assets are SEK 1.4 billion with no equity effect. Since it is already consolidated according to Swedish GAAP there is no GAAP difference.

Deferred Income Taxes

Deferred tax is calculated on US GAAP adjustments, and the US GAAP balance sheet reflects the gross recognition of deferred tax assets and liabilities.

Adjustment of Net Income, Comprehensive Income, Equity and Balance Sheet Items

Application of US GAAP as described above would have had the following effects on consolidated net income. In arriving at the individual items increasing or decreasing reported net income, consideration has been given to the effect of minority interests.

Adjustment of Net Income

	2004	2003		2002
Net income as reported per Swedish GAAP	19,024	–10,844		–19,013
US GAAP adjustments before taxes:
Pensions	–245	–840		412
Pension premium refund	—	—		47
Capital discount on convertible debentures	—	179		124
Goodwill amortization	475	1,636		1,064
Sale-leaseback	352	682		113
Hedging	–2,915	1,603		2,884
Capitalization of development costs for products
to be sold	–2,606	–4,798		–4,018
for internal use	–131	–355		–922
Restructuring costs	–1,354	1,225		–1,240
Unrealized gains and losses on available-for-sale securities	–82	370		–370
Other	37	12		35
Tax effect of US GAAP adjustments	1,831	533		966

Net income in accordance with US GAAP	14,386	–10,597		–19,918

Earnings per share in accordance with US GAAP
Earnings per share per US GAAP, basic	0.91	–0.68		–1.58
Earnings per share per US GAAP, diluted	0.91	–0.68	1)	–1.58	1)
Average number of shares, basic per US GAAP (million)	15,829	15,823		12,573
Average number of shares, diluted per US GAAP (million)	15,855	15,831		12,684

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

80	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

NOTES TO THE FINANCIAL STATEMENTS

Comprehensive Income

Comprehensive income includes net income and other changes in equity, except those resulting from transactions with owners.

	2004	2003	2002
Net income in accordance with US GAAP	14,386	–10,597	–19,918

Other comprehensive income
Translation adjustments	–1,015	–3,525	–6,160
Translation adjustments for sold/ liquidated companies	47	—	–107
Net gain on cash flow hedges	1,010	–838	2,057
Hedging for investments	–232	1,501	1,869
Unrealized gains and losses on securities available-for-sale	202	234	–199
Pensions	–329	101	–71
Deferred income taxes	160	–279	–1,024

Total other comprehensive income	–157	–2,806	–3,635

Comprehensive income in accordance with US GAAP	14,229	–13,403	–23,553

Adjustment of Stockholders’ Equity

	2004	2003	2002
Equity as reported per Swedish GAAP	77,299	60,481	73,607
US GAAP adjustments before taxes:
Pensions	949	–299	440
Pension premium refund	—	—	—
Capital discount on convertible debentures	—	—	–179
Goodwill	3,147	2,700	1,064
Sale-leaseback	–1,028	–1,381	–2,063
Hedging	1,604	3,509	2,744
Capitalization of development costs
to be sold	3,672	6,278	11,076
for internal use	—	131	486
Restructuring costs	88	1,442	217
Unrealized gains and losses on available-for-sale securities	411	291	–314
Other	195	158	146
Deferred tax effect of US GAAP adjustments	–1,968	–3,347	–4,021

Stockholders’ equity in accordance with US GAAP	84,369	69,963	83,203

Balance Sheet

Balance sheet items according to Swedish GAAP and US GAAP:

	Swedish GAAP		US GAAP
	Dec. 31 2004	Dec. 31 2003	Dec. 31 2004	Dec. 31 2003
Intangible assets	10,415	11,210	17,234	20,319
Tangible assets	5,845	6,505	5,896	5,426
Financial assets	29,894	34,902	30,305	35,193
Current assets	136,886	129,755	139,428	134,672

Total assets	183,040	182,372	192,863	195,609

Stockholders’ equity	77,299	60,481	84,369	69,963
Minority interests	1,057	2,299	1,057	2,299
Provisions	35,286	36,068	36,304	39,731
Long term liabilities	23,693	29,772	24,629	29,493
Current liabilities	45,705	53,752	46,504	54,124

Total stockholders’ equity, provisions and liabilities	183,040	182,372	192,863	195,609

Statement of Cash Flows

The Company follows SFAS 95 when preparing the Statement of Cash Flows, except that it defines cash and cash equivalents as highly liquid funds that are easily converted to cash and are insignificantly affected by changes in value. Cash and cash equivalents in accordance with SFAS 95 have an initial maturity at the time of acquisition of 3 months or less. Applying this definition would imply making the following adjustments of reported cash, with the offsetting difference reflected in cash flow from investing activities in the Statement of Cash Flows:

Consolidated	2004	2003	2002
Short term cash investments, cash and bank, as reported	76,554	73,207	66,214
Adjustment for items not compliant with US GAAP	–46,142	–20,092	–28,069

Cash and cash equivalents as per US GAAP	30,412	53,115	38,145

Share Based Compensation

Up until 2003, the Company, as permitted under SFAS 123 “Accounting for Stock Based Compensation”, applied Accounting Principles Board Opinion 25 (APB 25) and related interpretations in accounting for its stock option plans under US GAAP. No compensation expense has been reflected in the consolidated income statement as no compensation expense arises when the strike price of the employee’s stock options equals the market value of the underlying stock at grant date, as in the case of all options granted to Ericsson’s employees.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	81

The Company has during 2003 adopted SFAS 148 “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123”. The adoption method chosen is the “Prospective method”. This method states that the recognition provisions shall be applied to all employee awards granted, modified, or settled after the beginning of the fiscal year in which the recognition provisions are first applied. As the Company has had no changes to it’s current stock option plans nor any new stock option plans started after implementing SFAS 148 there will be no effect to the income. Neither has any difference been identified in accounting for the stock purchase plans, except for accounting of the social security costs. Please refer to section above.

As the Company has applied the APB 25 model in accounting for both stock option and stock purchase plans, the Stock Purchase Plans have been expensed in the income statement according to both Swedish and US GAAP. In accordance with APB 25 the costs are based on the intrinsic value at investment date and accrued during the vesting period.

If the Company had chosen to adopt the optional recognition provisions of SFAS 123 for its stock option plans, net income (loss) and earnings (loss) per share in accordance with US GAAP would have been changed to the amounts indicated below:

Consolidated	2004	2003		2002
Net income
Net income per US GAAP	14,386	–10,597		–19,918
Adjustment for recognitions of provisions per SFAS123	–80	–233		–401[1]	)
Net income, adjusted, per US GAAP	14,306	–10,830		–20,319

Earnings per share, diluted
Earnings per share per US GAAP	0.91	–0.68	2)	–1.58	2)
Earnings per share, adjusted, per US GAAP	0.90	–0.69	2)	–1.62	2)

1)	The figure for 2002 has been corrected, due to a clerical error.

2)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

The fair value of each option grant is estimated on the date of the grant, using the Black & Scholes’ option pricing model with the following weighted-average assumptions:

	20041)	20031)	2002
Expected dividend yield	N/A	N/A	0.6%
Expected volatility	N/A	N/A	43.1%
Risk-free interest rate	N/A	N/A	5.4%
Expected life of option (in years)	N/A	N/A	5.4

1)	No option programs were initiated during 2003 and 2004.

82	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

INFORMATION ON THE COMPANY

Information on the Company

GENERAL

Telefonaktiebolaget LM Ericsson (publ) is a limited liability company organized under the Swedish Companies Act. The terms “Ericsson”, “the Company”, “the Group”, “us”, “we”, “our” all refer to Telefonaktiebolaget LM Ericsson, the Parent Company and its subsidiaries. The company was incorporated on August 18,1918, as a result of a merger between AB LM Ericsson & Co. and Stockholms Allmänna Telefon AB. Our Class A and B shares are traded on Stockholmsbörsen (the Stockholm Stock Exchange). Our Class B shares are also traded on the London Stock Exchange (LSE). In the United States, our American Depository Shares (ADS), each representing 10 underlying Class B shares, are traded on NASDAQ.

Our registered address is Telefonaktiebolaget LM Ericsson, SE–164 83 Stockholm, Sweden; our headquarters are located at Torshamnsgatan 23, Kista, Sweden. Our telephone number in Sweden is +46 8 719 0000.

In the United States, our agent is Ericsson Inc., Vice President Legal Affairs, 6300 Legacy Drive, Plano, Texas 75024. Telephone number in the US is +1972 583 0000. Our web site is www.ericsson.com. Please note that information on our web site does not form part of this document.

DOCUMENTS ON DISPLAY

We file annual reports and other information (normally in Swedish only) for certain domestic legal entities with Bolagsverket (Swedish Companies Registration Office) pursuant to Swedish rules and regulations. You may order any of these reports from their web site at www.bolagsverket.se. If you access these reports, please be aware that the information included may not be indicative of our published results in all aspects. Only consolidated amounts for the group totals are included in our reports.

We also file annual reports and other information with the Securities and Exchange Commission (SEC) in the United States pursuant to the rules and regulations that apply to foreign private issuers. Electronic access to these documents may be obtained from the SEC’s website at www.sec.gov/edgar/searchedgar/webuser.htm where they are stored in the EDGAR database. You may read and copy any of these reports at the SEC’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain them by mail upon payment of their prescribed rates. For further information, you can call the SEC at +1 800 732 0330.

HISTORY AND DEVELOPMENT

Our origins date back to 1876 when Lars Magnus Ericsson opened a small workshop in Stockholm to repair telegraph instruments. That same year in the United States, Alexander Graham Bell filed a patent application for the telephone. Lars Magnus Ericsson soon recognized the great potential of voice based telecommunications and realized that the technology could be improved. He started to develop and sell his own telephone equipment and within a few years reached an agreement to supply telephones and switchboards to Sweden’s first telecom operator. Stockholm soon had the highest telephone density in the world.

Today, Ericsson is a leading provider of telecommunications equipment and related services to mobile and fixed network operators globally. Over 1,000 networks in 140 countries utilize our network equipment and we are one of the few companies worldwide that can offer end-to-end solutions for all major mobile communication standards.

We invest heavily in R&D and actively promote standardization and open systems. As a result, we have a long history of innovation and the pioneering of next generation technologies for more efficient and better quality telecommunications.

Milestones

1878	Telegraph to telephone
1923	Manual switching to automatic switching
1968	Electro-mechanical to computer control
1978	Analog switching to digital switching
1981	Fixed communications to mobile communications
1991	1G analog to 2G digital mobile technology
1998	Integration of voice and data in mobile networks
1999	Narrowband circuit to broadband packet switching
2001	2G narrowband to 3G wideband mobile technology
2002	Commercialization of CDMA2000
2004	Mass commercial launch of WCDMA 3G networks in Western Europe

Also reflecting our ongoing commitment to technological leadership, we have one of the industry’s most comprehensive intellectual property portfolio containing over 16,000 patents with an additional 15,000 patent applications pending approval by various patent authorities.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	83

INFORMATION ON THE COMPANY

Our vision – how we see the world

We believe in an “all communicating” world: voice, data and images, conveniently communicated anywhere and anytime, increasing both quality of life and productivity while enabling a more resource-efficient world.

Our mission – what we aim to accomplish

We are shaping the future of broadband mobile communications through continuous technological leadership. We strive to be the prime innovator of our industry, driving the future of advanced communication and helping our customers to be the most powerful communication companies in the world.

Core values – how we act

Professionalism, respect and perseverance are the foundation of the Ericsson culture, guiding us in our daily work, both in how we relate to people and how we conduct our business.

Results – how we measure our performance

We measure three fundamental metrics: customer satisfaction, employee satisfaction and financial returns. We believe that highly satisfied customers, empowered employees and best in class operating margins help to assure an enduring capability for value creation and competitive advantage.

BUSINESS OVERVIEW

We supply the network equipment and services that enable telecommunications. We also provide our customers with services for network operations and revenue generation. Through our Sony Ericsson Mobile Communications joint venture we offer a range of mobile devices, including those supporting multimedia applications and other personal communication services. In addition, the Company has products for special applications within defense systems, enterprise, cables, mobile platforms and power modules.

Primary business offerings

Mobile systems

We are the market leader with approximately 30 percent global share of the addressable market, i.e. open non-proprietary standards. Our claim of market leadership in mobile systems is based on our reported sales and how they relate to the publicly reported and estimated mobile system sales of our main competitors. Statements from industry and financial analysts also support our estimates. We have an even higher share within GSM/WCDMA. We offer all 2G mobile standards as well as the three primary 3G standards – WCDMA, EDGE and CDMA2000 for next generation mobile networks. Our end-to-end solutions offer operators a smooth network migration to 3G. Products include radio base stations, core network infrastructure and the increasingly important service layer. Mobile network equipment and associated network rollout services account for more than two thirds of our sales.

Wireline systems

We are a supplier of broadband multi-service communications equipment and services mainly to fixed network operators in Latin America and Europe. By successfully addressing three key operator needs: modernization and expansion of the fixed telephony networks; introduction of IP-based revenue generating services; and cost-efficient rollout of high capacity broadband networks with service differentiation, we have been able to secure a strong position in voice over packet, soft switching and public Ethernet access.

Transmission and transport

A well-planned and efficient transport network is key for bringing services to market quickly and cost effectively. We offer a complete, end-to-end portfolio of transmission and transport equipment for mobile, fixed and other types of networks. Microwave and optical solutions are important parts of our 2G, 3G and multi-service networks offerings. We are the largest supplier of microwave radio links in the world. Sales of transmission and transport products are accounted for within either mobile networks or fixed networks depending on which type of operator is involved.

84	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

INFORMATION ON THE COMPANY

Service layer

The service layer is where applications and end-user services are enabled and managed. The service layer is becoming more important with new services that combine voice, data and images. Ericsson has a leading complete service-layer portfolio with products, solutions and services for both fixed and mobile network operators. We have a particularly strong position within pre-paid, billing, intelligent networks and mobile-multimedia services (MMS). Mobility World is an Ericsson initiative that develops content and applications together with industry-wide partners. Sales of Service Layer products are accounted for within either mobile networks or fixed networks depending on which type of operator is involved.

Services

Our services portfolio includes expertise in consulting, systems integration, managed services, network deployment and optimization, education and technical support services. With over 15,000 dedicated Global Services professionals on the ground in 140 countries, our services sales (including network rollout) account for approximately one quarter of our Systems net sales. We offer some of the most comprehensive managed services capabilities within the telecom industry, covering management of day-to-day operations of a customer’s network, sometimes including a managed capacity service for an efficient network build out and on-demand capacity, as well as hosting of applications and content management. The combination of our local expertise, global technology leadership, business understanding, strong delivery capabilities and extensive experience in managing multi-vendor networks, makes Ericsson a leading provider of services to network operators.

Our Global Services business unit includes both network rollout and professional services. Sales of network rollout services represent approximately 8 percent of net sales and are consolidated within either mobile networks or fixed networks depending on which type of operator is involved while professional services represents 15 percent of sales and are reported separately.

Mobile Phones

Sony Ericsson Mobile Communications (Sony Ericsson) delivers leading-edge mobile phones and other mobile communication devices. The 50/50 joint venture combines the mobile communications expertise of Ericsson with the consumer electronics and content expertise of SONY Corporation and forms an essential part of our end-to-end capability for mobile multimedia services. Sales for Sony Ericsson are not included in our reported sales while their operating results are reported according to the equity method under “Share in earnings of joint ventures and associated companies” in the income statement.

Customers

We are broadly supplying equipment and services to almost all major network operators globally. However, we derive most of our sales from large, multi-year network build-out agreements with a limited number of significant customers. Out of a customer base of more than 425 network operators, the ten largest customers account for approximately 49 percent of our net sales while the 20 largest customers account for approximately 64 percent of our net sales. Our largest customer accounted for approximately 10 percent of sales during 2004.

For more information, see “Risk Factors – Risks Associated with the Industry and Market Conditions”.

Competitors

In our Systems segment, we compete mainly with large and well-established communication equipment suppliers. Although competition varies depending on the products, services and geographical regions, our most significant competitors in wireless communication include Alcatel, Lucent, Motorola, Nokia, Nortel and Siemens. With respect to wireline communications equipment, the competition is also highly concentrated and includes, among others, Alcatel, Cisco, Lucent, Nortel and Siemens. We also compete with numerous local and regional manufacturers and providers of communication equipment and services. We believe the most important competitive factors in this industry include existing customer relationships, the ability to cost-effectively upgrade or migrate an installed base, technological innovation, product design, compatibility of products with industry standards, and the capability for end-to-end systems integration.

Competition in Professional Services not only includes many of our traditional systems competitors but also a number of large companies from other industry sectors such as IS/IT including IBM, EDS, Accenture and electronics manufacturing services companies such as Flextronics as well as a number of smaller but specialized companies operating on a local or regional basis. As this segment grows, we expect to see additional competitors emerge, possibly including some network operators attempting to expand into new segments.

In our Other Operations segment, our competitors vary widely depending on the product or service being offered. We face significant competition with regard to substantially all of these products and services.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	85

INFORMATION ON THE COMPANY

Within the Phones segment, the primary competitors include Nokia, Motorola, Samsung and Siemens plus a number of other companies such as LG Electronics, Sharp and NEC. Competition is intensifying with consumer electronic companies, especially those based in Asia, making significant market share gains. We believe that our mobile phone joint venture with Japan’s SONY Corporation creates a distinctive competitive position.

For more information, see “Risk Factors – Risks Associated with the Industry and Market Conditions”.

Suppliers

We manufacture and assemble a large portion of our products in-house, however, over half of our module production is outsourced to a group of electronics manufacturing services companies including Elcoteq, Flextronics, Sanmina-SCI and Solectron. We also purchase customized and standardized equipment, components and services from several global providers as well as from numerous local and regional suppliers. A number of our suppliers design and manufacture highly specialized and customized components for our end-to-end solutions as well as individual nodes. We generally negotiate global supply agreements with our primary suppliers, but we are not dependent on any one supplier for the provision of standardized equipment or components. Since we try to avoid single source supply situations, we do not believe that any single supplier is material to our aggregated business.

Sony Ericsson also outsources a significant part of their production of mobile handsets to Flextronics and other contract manufacturers.

For more information, see “Risk Factors – Risks Associated with the Industry and Market Conditions”.

BUSINESS STRATEGY AND LONG-TERM GOALS

Our overall goal is to be the preferred business partner to our customers, especially to the world’s leading network operators. In doing so, we strive to be the market and technology leader by offering end-to-end solutions mainly related to network infrastructure, network management and other service offerings.

We are a major supplier to most of the world’s leading mobile network operators and many of the world’s leading fixed-line operators. We believe that our ability to offer end-to-end solutions – systems, applications, services and core handset technology – together with our in-depth knowledge of consumer requirements, make us well positioned to assist network operators with their network development and operations. We are already a market leader in network systems integration and managed services. Through increased activities in professional services and service layer products, we aim for increased sales in these growing segments.

Our strategy calls for us to:

•	Lead market development through innovation and technological leadership;

•	Leverage our economies of scale to develop superior products and services and thereby offer our customers competitive advantages; and

•	Establish operational excellence as a basis for sustainable and best in class operating margins.

Innovation is an important element of our corporate culture and is key to our competitiveness and future success. We have a long tradition of developing innovative communication technologies, including technologies that help to establish industry standards. For example, we helped pioneer the development of industry-wide wireless technology standards such as GSM, GPRS, EDGE, CDMA, WCDMA, HSDPA and Bluetooth.

We work closely with our customers to understand their businesses and technology needs and provide tailored solutions to help them fulfill their business objectives. We believe that our ability to meet the diverse technology needs of our customers with high value-added solutions has been instrumental in our being chosen as a provider of wireless communications equipment to the world’s 10 largest mobile network operators.

We will continue to devote significant resources to developing end-to-end communications solutions that will stimulate network deployments for geographic coverage as well as traffic capacity and thereby drive demand for our products and services.

Our expertise and experience in all major telecommunication standards along with our proven track record for quality and innovation have allowed us to develop our business on a global basis. We have significant sales in all of the largest geographic markets for telecommunications with no individual country accounting for more than 11 percent of sales.

We believe that our global presence and the economies of scale associated with market share leadership give us competitive advantages. We are utilizing our strong international presence and core competence in mobile and fixed communications to expand into growth areas such as service applications and managed services. We also use our global reach to develop alliances with suppliers and manufacturers in order to increase our combined effectiveness.

We will continue to improve our internal processes and support systems to drive operational excellence as a competitive advantage. In addition, we continue to develop and maintain high levels of competence in our employees to secure our leading market position and to stay at the forefront of technology development.

86	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

INFORMATION ON THE COMPANY

BUSINESS SEGMENTS

To best reflect our business focus and to facilitate comparability with our peers, we consolidate the results of our operations into three business segments:

1.	Systems consisting of a three-pronged business approach: Mobile Networks, Fixed Networks and Professional Services;

2.	Phones through the 50/50 joint venture with SONY; and

3.	Other Operations which comprise a number of small businesses including Microwave Systems (Defense), Enterprise Systems, Network Technologies (Cables), Mobile Platforms and Power Modules.

Although we have 24 market units, we group orders and sales into five large geographic regions: Western Europe, Central and Eastern Europe, Middle East and Africa (CEMA), Asia Pacific, North America and Latin America.

2004 Sales by Region and Segment

SEK billion	Western Europe	CEMA1)	Asia Pacific	North America	Latin America	Total
Systems	34.0	31.5	27.1	14.8	14.1	121.5
percent share	28%	26%	22%	12%	12%
Other Operations	6.5	1.4	1.4	0.7	0.4	10.4
percent share	63%	14%	13%	7%	3%

Total	40.5	32.9	28.6	15.5	14.5	132.0
percent share	31%	25%	21%	12%	11%

1)	Central and Eastern Europe, Middle East and Africa.

Note:	due to rounding, all rows and columns may not add up exactly to the totals.

Please also see “Notes to the Financial Statements – Note 2, Segment Information.

Seasonality

Our quarterly sales, income and cash flow from operations are seasonal in nature and generally lowest in the first quarter of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase patterns of network operators. Although demonstrating a strong seasonal pattern historically, our seasonal sales variances have not conformed to the longer-term pattern during the market downturn starting in 2001 and subsequent recovery during 2004. The table below illustrates the long term average seasonal effect on sales for the period 1990 through 2004.

15-year average seasonality

	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential Change	–27%	17%	–6%	39%
Share of annual sales	21%	24%	23%	31%

Compared to the 15 year historical pattern, the seasonality over the last three years has generally been less pronounced with a more equal distribution of sales between quarters. The table below illustrates the average seasonal effect on sales for the years 2002, 2003 and 2004.

Most recent 3-year average seasonality

	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential Change	–30%	9%	–5%	20%
Share of annual sales	23%	25%	24%	28%

Systems Segment

Mobile Networks

We provide mobile systems solutions to network operators that enable reliable, efficient and cost effective wireless networking. Our systems offerings include radio base stations, base station and radio network controllers, mobile switching centers, service application nodes and other nodes for billing and operations support.

Each generation of wireless technology is associated with a group of international standards for wireless communications networks. Transitioning from one generation to the next, such as from 2G to 3G, requires network operators, equipment suppliers and mobile handset manufacturers to adopt new and emerging technology standards. We believe that the migration from voice services and basic mobile multimedia services to mobile broadband is the primary technological shift facing wireless network operators today.

Our expertise in all 2G standards and our role in developing 3G standards allow us to offer mobile telecommunications systems that incorporate any of the major 2G, 2.5G and 3G mobile technology standards. As a result, we are able to offer tailored solutions to a network operator, regardless of the existing network standard used.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	87

INFORMATION ON THE COMPANY

We offer a complete portfolio of radio base stations ranging from small pico cells (i.e., small cells in a mobile network that boost capacity and coverage within buildings) to high capacity macro cell applications. Radio base stations provide access and interconnection between mobile handsets and the mobile network. Our installed base of GSM radio base stations represents more than one third of all GSM radio base stations in service globally. A central feature of our 2G GSM radio base stations and base station controllers is their ability to be upgraded on a cost-effective basis to enable 2.5G GPRS and 3G EDGE transmissions. Similarly, our WCDMA base stations can be upgraded to HSDPA.

Other important elements of radio access networks are the controllers for radio base station and radio access networks, which manage the traffic between the radio base stations and core networks. In 2G, base station controllers, in conjunction with mobile switching centers, effect call handovers between radio base stations as subscribers move between cell sites while engaged in a voice call or data transmission. Similarly, in 3G networks, a radio network controller effects call handover in conjunction with mobility server nodes within the service layer.

The core network nodes interconnect radio access networks with other parts of the network. Many of our core network switching systems, controllers for base stations and radio networks are built from common platforms. Like our radio base station products, our mobile switching products have industry-leading scalability and capacity.

We are also a leading supplier of microwave radio links that can be used to backhaul the traffic between radio base stations and base station controllers as well as between base station controllers and mobile switching centers. Wireless backhauling (i.e., transporting data and voice from a network access point to a central switching point in mobile systems) with microwave radio links reduces the need for the operator to lease transmission capacity from fixed network operators, resulting in significant cost savings for the wireless operator. A new generation of microwave transmission systems is now being introduced with expanded capacity to support the increased traffic demands of mobile Internet and 3G, as well as to serve the market for wireless broadband access to fixed networks.

Our mobile systems offerings extend beyond assisting network operators in upgrading their network functionality. We also offer a suite of Mobile Internet services and applications that enable network operators and content providers to bring multi-media messaging, personalization, information, entertainment, location-based and m-commerce services to consumers. We have also established Ericsson Mobility World, a global network of regional centers and local web-based facilities. This open industry-wide initiative is a growing network of more than 100,000 registered technology professionals from a diverse base of companies, working in partnership toward successfully implementing the Mobile Internet.

Fixed Networks

We have a long history in fixed-line networking with an installed base of access and transit lines equivalent to 160 million lines or approximately 10 percent global market share of the installed base. We supply fixed network operators with systems solutions that allow them to upgrade their legacy networks to more efficiently handle a mix of voice, data, video and Internet traffic.

Fixed network operators are moving from single-service networks toward broadband packet-switched multi-service networks that have the ability to simultaneously handle multiple services, such as voice, data and images. Migration to an all IP-based packet-switched network is a necessary step in order to combine broadband Internet, voice and image traffic into one multi-service network.

Our solution for such multi-service networks utilizes layered softswitch service and control architecture, combined with broadband access and core network routing and transmission elements. Organizing a network into layers isolates the different functions, i.e., access, core network and services to facilitate easier migration to an all IP environment. Due to our leadership in next generation mobile networks, we are able to leverage our IP-based multimedia subsystem (IMS) developed for 3G networks for next generation fixed network applications. IMS is an open service layer platform that hosts IP based services such as Voice over IP (VoIP), push-to-talk, etc. Since our IMS solution is common for both fixed and mobile networks, converged services can be transparently provided independent of the type of access.

Similar to our mobile network offering, we offer a suite of network services and applications that enable network operators to provide a range of services such as free-phone, virtual private network and other applications as well as billing.

Professional Services

Services play an increasingly important role in our business. As part of our Global Services business, we offer a comprehensive range of professional services to support operators with the planning, implementation and operation of their networks. These services accounted for 15 percent of our net sales in 2004 and include support, advisory, integration and managed services. Our Services organization has technical knowledge to support multi-vendor fixed and mobile networks as well as all major mobile network standards. In addition, we provide network rollout services as part of our network equipment offerings.

88	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

INFORMATION ON THE COMPANY

Network operators are reducing operating expenditures by optimizing the operation and maintenance of their networks. As a result, many network operators are increasingly outsourcing network design, operations and maintenance activities. This trend also gives rise to new business models such as managed capacity, where an operator buys coverage, capacity and network performance, or hosted services, where companies like Ericsson provides the network and/or service capability according to agreed service levels. Under such business models, operators gain flexibility in capital employed, resources and time to market – all with an assured quality of service.

Other Operations

In addition to the areas previously described, Ericsson’s operations include microwave (defense) systems, enterprise systems, network technology (cables), mobile platforms and power modules. Although important, these business units are relatively small compared to those consolidated within Systems. Sales of these units are consolidated within Other Operations and in total amount to 9 percent of net sales, with no single unit representing more than 2 percent.

ORGANIZATION

Our operational organization is built around a structure of centralized business units responsible for the delivery of products and services to decentralized market units that are responsible for local sales and customer support. A number of group functions are used to perform tasks pertaining to certain Group-wide matters that are not naturally suitable for a specific operational unit.

Governance

A significant amount of authority and responsibility is assigned to the management of our various operating units for tasks pertaining to daily operations. Governance of our operating units is made through steering boards whose members are representatives of the Group Management Team, the Extended Management Team and the management of the particular operating unit.

For more information regarding our corporate governance, please see “Corporate Governance” or visit our web site www.ericsson.com/investors/governance.

Changes in organization and management

Several organizational changes were made during 2004 to promote a simpler structure with more efficient operations and fewer organizational layers.

The changes include:

•	The 24 regional market units now report directly to the Group Management Team replacing a market area organization. For external reporting purposes, we continue to group the orders and sales of the Market Units into five larger geographic regions.

•	Within the Systems segment, the Mobile Systems business unit was split into a Systems business unit and an Access business unit. The Systems segment’s other three business units (Mobile Systems CDMA, Transmission and Transport Networks and Global Services) remained unchanged.

•	A new group function, Sales and Marketing, was established to maximize profitable growth and further develop a professional sales culture within the company. In conjunction with this change, Group Function Marketing and Strategic Business Development was changed to Group Function Strategy and Product Management.

•	Multi-Country Accounts (MCA) were introduced as an extension of the current Customer Account structure. It is designed to serve large operators with smaller geographical coverage than the Global Customer Accounts (GCA).

•	A new Group Function, Operational Excellence, is being established that will incorporate Group Function Sourcing and Group Function Supply, currently part of Business Unit Access and Group Operational Development, which is currently part of Group Function Finance. In conjunction with this change, responsibility for IT will be transferred to Group Function Finance and the separate Group Function IT and Sourcing has been eliminated.

•	As of January 1, 2005, the unit responsible for Radio Network Development within R&D will be split and moved into two business units. The part that works with GSM/WCDMA will be integrated into Business Unit Access while the part that works with CDMA will be integrated into Business Unit Mobile Systems CDMA.

•	Effective January 1, 2005, a new Market Unit called Greater China will be established. Taiwan, which is currently part of Market Unit North East Asia, will be grouped with mainland China, Hong Kong and Macau, which currently make up Market Unit China.

During 2004, the following changes in the group management team were made:

•	After the successful completion of the restructuring programs Per-Arne Sandström, First Executive Vice President and Deputy CEO, has retired.

•	Kurt Jofs, head of business unit Access, Björn Olsson head of business unit Systems, and Bert Nordberg, head of group function Sales and Marketing, were all appointed as executive vice presidents.

•	Per Tjernberg, Chief Information Officer and head of group function IT and Sourcing decided to leave the company after the dissolution of his group function described above.

•	Joakim Westh joined the group management team as head of the new group function Operational Excellence also described above.

•	Mats Olsson currently head of Market Unit China, has been appointed to head the new market unit Greater China.

Please see “Notes to the Financial Statements – Note 31,

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	89

INFORMATION ON THE COMPANY

Information Regarding Employees, Members of the Board of Directors and Management” for more information about management.

Business units within the Systems segment

Access

Our Access business unit’s main role is to continuously strengthen our global leadership in 2G & 3G radio access networks by offering innovative and cost-effective solutions that provide best in class performance. Business unit Access’ responsibility covers a wide spectrum of activities, from product development to production to customer delivery. Business unit Access is our largest business unit and has operations in Sweden (Stockholm, Nynäshamn, Kumla and Gävle), Brazil, China and India.

Systems

Business unit Systems is a leading supplier of end-to-end telecom grade network systems and multimedia services. Our offerings include mobile core and fixed network solutions and service layer. We work as a business partner with our customers to better understand their business objectives and provide tailored solutions to fulfill their business requirements. As a key player in the evolution to an all-IP telecom world, we are leading the convergence of fixed and mobile networks and services.

Mobile Systems CDMA

The primary task of our CDMA business unit is to create end-to-end solutions for CDMA operators that consist of radio access, core network and service layer products that offer best in class performance. Our CDMA business unit’s responsibility covers a wide spectrum of activities, from product development to marketing and customer delivery. This business unit has operations in the United States (San Diego, Ca. and Boulder, Co.), Canada, China and Brazil.

Transmission and Transport Networks

The transmission and transport networks business unit provides microwave transmission and broadband digital subscriber line, which are essential elements of Ericsson’s end-to-end solutions. These products are based on open standards and often chosen by operators that also utilize other vendor’s network equipment. The unit’s operations in Borås, Sweden, include the largest microwave production plant in the world as well as a customer distribution center for all transmission and transport products. The transmission and transport business unit operates in Sweden, Norway and Italy.

Global Services

Global Services helps operators to strengthen their competitiveness by offering a complete range of advisory, integration, managed and support services that addresses a major part of their network operations. In addition, network rollout services are often included as part of our network equipment offering. The business unit is represented in 140 countries with 15,000 people mainly based within the local Market Units.

Business units within the segment Other Operations

This segment principally consists of a number of operations deemed too small to be reported as separate segments. Other operations include Microwave Systems (defense), Enterprise Systems, Network Technologies (cables), Mobile Platforms, Power Modules and a few very small units.

Ericsson Microwave Systems

Our Microwave Systems (defense systems) unit supplies advanced airborne, terrestrial and marine radar systems. Versions of Ericsson defense systems are operational in Sweden and more than 20 other countries.

Ericsson Enterprise Systems

Enterprise Systems provides communications systems and services that enable businesses, public entities and educational institutions to have seamless access to applications and services across multiple locations. We focus on providing solutions for Voice over IP (VoIP) based PBX, wireless local area networks (WLAN), and Mobile Intranet solutions.

Ericsson Network Technologies

Our Network Technologies (cables) unit provides a full range of solutions that integrate copper and optical cables and power networks. A large portion of net sales from our Network Technologies group is attributable to inter-segment sales.

Ericsson Mobile Platforms

Ericsson Mobile Platforms offers end-to-end interoperability tested platforms for GSM/GPRS, EDGE and WCDMA. This enables application portability, stability and security along with state-of-the-art power consumption and physical size. The product offerings are based on our comprehensive intellectual property portfolio and include: reference design, platform software, ASIC designs and development boards, development tools, training, support and documentation. By licensing our technology and platforms, third party mobile handset and wireless device manufacturers can launch new products faster with limited R&D investments and lower technology risks, allowing them to focus more on product differentiation such as applications, industrial design, distribution and branding.

90	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

INFORMATION ON THE COMPANY

Ericsson Power Modules

Ericsson Power Modules is a leading supplier of DC/DC converters and DC/DC regulators mainly to the communications industry, for advanced applications such as multiplexers, switches, routers and radio base stations. In addition, the levels of technology, ruggedness and reliability of Ericsson Power Modules products mean that they often provide excellent solutions for other demanding applications in medical, avionics, computing, military, space, and industrial market sectors. Manufacturing is carried out at facilities in Kalmar, Sweden, and in Shanghai, China.

Research & Development

A robust R&D program is key to our competitiveness and future success. We invested SEK 20.4 billion in R&D during 2004, which represents over 15 percent of sales. The majority of our R&D is invested in mobile communications network infrastructure. Even though total R&D spending has been significantly reduced over the last several years, we have maintained a high investment level in the strategically important areas of broadband access, core networking and service layer.

Our R&D organization develops world-class products and performs world-leading research on behalf of the business units. About 16,000 employees in 16 countries worldwide are working with R&D in an organization consisting of group functions, development units and Ericsson Research.

Ericsson Research conducts applied research in various strategic areas to provide Ericsson with system concepts, technology, and methodology to help secure our long term, strategic position. World-class innovations are achieved through cooperation within Ericsson and with a variety of partners including customers, universities and research institutes. Ericsson Research operates in Sweden, Finland, Japan, Canada, China, Germany, Hungary and the United States.

Please see “Risk Factors – Strategic and Operational Risks” and “Board of Directors’ Report – Research and Development” for more information regarding product and technology development.

Sales and Marketing

We use our own sales organization to market and sell our systems and services to customers in over 140 countries via a worldwide sales and support network consisting of 24 market units. Each market unit represents either a single country or a group of countries, depending on the extent of our business activities in that region. The majority of these market units operate through local subsidiaries that are present in each country. We use our local presence to help our customers achieve greater efficiencies and gain access to recognized world-class support resources wherever they operate.

The market units utilize the product expertise of the central business units within the Systems segment in tailoring and integrating our products for delivery to customers. The market units are also responsible for after-sales support and rely in particular on the Global Services business unit in fulfilling this function.

Businesses in our Other Operations segment market their products and services through their own specialized direct and indirect sales channels. On occasion, these specialized sales and marketing teams work with our market units in certain markets or when dealing with large customers with whom we have a relationship.

Ericsson Group Functions

Group Function responsibilities include the formulation of the Group’s strategy, business control, resource allocation and risk management. In addition, Group Functions are also responsible for the consolidation and reporting of financial performance, communications with various stakeholders including employees, investors, press and media, as well as administration of a number of Group-wide issues. Other important Group-wide matters such as Human Resources, Legal and Corporate Social Responsibility are managed by Group Functions in conjunction with a network of experts from various parts of the company.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	91

INFORMATION ON THE COMPANY

Phones – Sony Ericsson Mobile Communications

In October 2001, we formed Sony Ericsson Mobile Communications as a 50/50 joint venture with SONY Corporation. The partnership with SONY leverages our knowledge of mobile telecommunications technologies and their expertise in consumer electronic devices and multimedia technology. Sony Ericsson provides a full range of mobile handsets and also allows us to provide end-to-end solutions to our customers. Sony Ericsson is responsible for product design and development, as well as marketing, sales, distribution and customer services. About one third of Sony Ericsson handsets are produced at their factory in China. The remaining two thirds of production is more or less equally split between contract (EMS) manufacturers and other device (ODM) manufacturers at locations in several countries in Asia, Latin America and Europe. Sony Ericsson’s global management is based in London, has R&D centers in Sweden, Japan, China, US and UK.

INTELLECTUAL PROPERTY AND LICENSING

Through many years of involvement in the development of new technologies, we have built up a considerable portfolio of intellectual property rights relating to telecommunications technologies, especially mobile communications. As of December 31, 2004, we held over 16,000 (15,000) patents worldwide, including a substantial number of patents essential to the 2G/2.5G standards of GSM, TDMA and CDMA, as well as numerous patents essential to 3G standards, including WCDMA, HSDPA, CDMA2000 and EDGE. We also hold important patents for many other areas, e.g. Voice over IP (VoIP), ATM, WAP, WLAN, mobile platforms and Bluetooth. Furthermore, we have applied for an additional 15,000 patents that are pending approval and we hold a number of trademarks around the world.

Our intellectual property rights are valuable business assets. We license these rights to many other companies including equipment suppliers, handset manufacturers and wireless applications developers, in return of royalty payments and/or access to additional intellectual property rights. Sometimes, we acquire rights via licenses to utilize intellectual property rights of third parties. We believe that we have access to all related patents that are material to our business in part or in whole.

For more information, see “Risk Factors – Strategic and Operational Risks”.

PROPERTY, PLANT AND EQUIPMENT

During 2000 and 2001, we disposed of the majority of the real estate properties that we owned. We believe the properties we now occupy are suitable for our present needs in most locations, but due to restructuring and reduced headcount, we have certain amounts of excess space, which we are working to reduce. As of December 31, 2004, no land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

Manufacturing and assembly

Our Systems manufacturing consists of two basic production activities, module and node. We have 14 significant manufacturing and assembly locations worldwide with a total of approximately 310,000 square meters of floor space. We lease all of these facilities except one in China and one in Brazil.

The Systems segment consumes more than two-thirds of the total floor space with cables and power modules consuming most of the rest. In addition, we outsource a significant amount of systems module production to several electronic manufacturing service (EMS) companies, who have major sites in Sweden, Poland, Estonia, and Hungary as well as several locations in China. In Sweden, the majority of the floor space within our production facilities is used for module production with the balance mostly used for systems node assembly and testing. Including the EMS production, approximately 40–45 percent of Systems module production and 75–80 percent of Systems node production is performed in Sweden.

We intend to continue to outsource module production where adequate manufacturing capacity and expertise are available on favorable terms. Such outsourcing of the major part of module manufacturing provides us greater flexibility to adapt to economic and market changes. However, the timing and level of outsourcing is a balance between short-term demand and longer-term flexibility. Therefore, we also plan to normally use our own production capabilities to absorb temporary changes in volumes.

We manage our own production capacity on a global basis by allocating production to sites where capacity is available and costs are competitive. At year-end 2004, our overall utilization was close to 100 percent as we continuously adjust our production capacity to meet expected demand.

The table below summarizes our manufacturing and assembly facilities as well as the total square meters of floor space at year-end.

92	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

INFORMATION ON THE COMPANY

Manufacturing and assembly facilities

	2004		2003		2002
	Sites	Sq Meters	Sites	Sq Meters	Sites	Sq Meters
Country
Sweden	10	277,415	10	310,000	11	327,000
Brazil	1	15,840	1	22,100	1	22,100
China	3	15,200	3	9,500	3	9,500
USA	0	0	0	0	3	14,400
Other	0	0	0	0	1	6,600

Total	14	308,455	14	341,600	19	379,600

During 2005, a new 6,800 square meter facility in Jaipur, India, will start systems node assembly.

During 2005, our approximately 20,000 square meter production facility in Nynäshamn, Sweden, will be closed. The production will be absorbed by other Swedish sites.

Sources and availability of materials

We purchase raw materials, electronic components, ready-made products and services from a significant number of domestic and foreign suppliers. Variations in market prices for copper, aluminum, steel, silicon, precious metals, plastics and other raw materials have a very limited effect on our total cost of goods sold. Our purchases mainly consist of electronic components as well as ready-made products and services. To a limited extent, we are involved in the production of certain components such as power modules and cables, which are used in our systems products as well as sold externally to other equipment manufacturers.

Based on our most recent sourcing agreements, the increase in oil prices during 2004 did not have a material impact on the costs or affected the availability of the electronic components or ready-made products and services that we require. To the extent possible, we rely on alternative supply sources for the purchased elements of our products to avoid sole source situations and to secure sufficient supply at competitive prices. Assuming there will only be a slight increase in market demand, we do not foresee any supply constraints to meet our expected production requirements during 2005.

HUMAN RESOURCES

We believe that every employee should be treated with the same respect and dignity. We value the rich diversity and creative potential of people with differing backgrounds and abilities. A culture of equal opportunities in which personal success depends on personal merit and performance is encouraged throughout our operations.

We have three core values: Professionalism, Respect and Perseverance. These values form the foundation of how we operate our business. Our core values define how employees treat each other, our customers and our business partners and therefore they define our culture. Characteristics of our culture are exhibited by a passion to win; employee diversity, honesty, trust and support for each other; integrity and high ethical standards; and leadership by example at all levels. We believe the best way to further develop our business is to remain accountable to ourselves and to our customers.

We maintain an open management style that involves our employees in both daily decisions that affect them as well as longer term matters. We are fully committed to keeping all employees informed about the implications of major business changes and other relevant matters. Key business priorities are communicated throughout the organization and form part of the basis for employee compensation and incentive plans. Details of these plans appear in “Notes to the Financial Statements – Note 31, Information Regarding Employees, Members of the Board of Directors and Management”. We also have constructive relationships with a variety of trade unions including formal recognition and active dialogue where appropriate.

Employees by gender and age at year end 2004

	Female	Male	Percent of total
Under 25 years old	369	1,120	3%
26-40 years old	8,141	23,936	64%
41-55 years old	3,421	11,412	29%
Over 55 years old	522	1,613	4%

Percent of total	25%	75%	100%

Employees by region at year end

	2004	2003	2002
Western Europe	32,930	36,227	45,251
Of which Sweden	21,296	24,408	30,241
Asia Pacific	7,493	6,468	7,771
North America	4,139	4,460	6,328
Latin America	2,549	2,276	2,822
Central Eastern Europe, Middle East and Africa	3,423	2,152	2,449

Total	50,534	51,583	64,621

Employees allocated to CoS and Opex

	2004	2003	2002
Cost of Sales	19,234	15,414	18,606
Operating Expenses	31,300	36,169	46,015

Total	50,534	51,583	64,621

CORPORATE SOCIAL RESPONSIBILITY

We aim to establish and maintain high standards of corporate social responsibility wherever we operate. A cross-functional committee oversees our activities in this area. Policies and directives relating to corporate responsibility are maintained and widely communicated within the organization. In 2004, Ericsson was again included in the FTSE4Good and the Dow Jones Sustainability Indexes.

A Sustainability Report is published during the second quarter of each year. Also see our web site at www.ericsson.com/about/responsibility.shtml for more information including economic, social and environmental

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	93

INFORMATION ON THE COMPANY

aspects of our strategy and business activities. Information on our web site does not form part of this document.

We are subject to certain environmental, health and safety laws and regulations that affect our operations, facilities and products in each of the jurisdictions in which we operate. We strive to comply with environmental requirements and to provide workplaces for our employees that are safe, environmentally sound, and that will not adversely affect the health or environment of the communities in which we operate. We believe that we are in compliance with all material environmental and health safety laws and regulations required by our operations and business activities.

PARENT COMPANY OPERATIONS

The business of the parent company, Telefonaktiebolaget LM Ericsson, consists mainly of corporate management and holding company functions. Parent company operations also include internal banking and customer credit management activities performed by Ericsson Treasury Services AB and Ericsson Credit AB. As of December 31, 2004, our parent company had branch and representative offices in 11 countries and had approximately 650 employees.

SUBSIDIARIES AND ASSOCIATED COMPANIES

For a listing of our significant subsidiaries, please see Notes to the Financial Statements – “Note 12, Investments”.

In addition to our joint venture with Sony, we are engaged in a number of other joint ventures, cooperation arrangements and venture capital initiatives.

Please see “Risk Factors – Risks Associated with our Business” for more information regarding risks associated with joint ventures, strategic alliances and third party agreements.

94	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

CORPORATE GOVERNANCE

Corporate Governance

INTRODUCTION

We are committed to meeting the highest standards of corporate governance. Our internal rules for ethical behavior and other important rules for business conduct have since long been established for all directors, officers and employees through our group steering policies and directives. We believe our management controls and procedures generally are in line with global best practices, although we continuously seek ways to make our corporate governance even more effective and reliable.

Our continued adherence to high international standards of corporate governance and maintaining Ericsson’s reputation for good corporate citizenship and integrity requires the ongoing support and commitment of all of our employees. Our Code of Business Ethics and Conduct summarizes the policies and directives which we expect all directors, managers and employees of the Ericsson group to follow. The fundamental purpose of the Code is to reaffirm our commitment to the values of good corporate citizenship and integrity.

The Code of Business Ethics and Conduct, which has been translated to more than twenty languages and communicated to all employees around the globe, has contributed to a higher awareness of the importance of high ethical standards.

All employees, managers and directors are required to periodically review the Code of Business Ethics and Conduct and must acknowledge that they have understood and agree to comply with the principles outlined therein. Our Code of Business Ethics and Conduct satisfies the applicable requirements of NASDAQ and the US Securities and Exchange Commission (“SEC”) pursuant to the Sarbanes-Oxley Act of 2002. The Code can be found at: http://www.ericsson.com/about/code_business_ethics/

We comply with the listing requirements of the stock exchanges we are listed on, that is Stockholmsbörsen, the London Stock Exchange and NASDAQ. We also satisfy the applicable NASDAQ corporate governance requirements, subject to a few exceptions, which principally reflect legal requirements in Sweden. These exceptions have been granted by NASDAQ and are explained under “NASDAQ Corporate Governance Exemptions”. We also comply with the applicable requirements of the Sarbanes-Oxley Act; including the certification of our Annual Report on the SEC’s Form 20-F by the Chief Executive Officer and Chief Financial Officer.

On December 16, 2004, the Swedish Code Group (Sw. Kodgruppen) presented its final proposal for a Swedish Code on Corporate Governance. The Code is expected to become effective on July 1, 2005, in any case with respect to larger listed companies.

The Board has resolved that the Company will apply the Code from the day it becomes effective.

MEETINGS WITH THE SHAREHOLDERS

In accordance with the Swedish Companies Act and Ericsson’s Articles of Association, shareholders who exercise their voting rights at the Annual General Meeting determine the composition of the Board of Directors and all other issues voted on at the General Meetings of Shareholders.

At General Meetings of Shareholders each Class A-share carries one vote, each Class B-share one tenth of one vote and each Class C-share one thousandth of one vote.

The Annual General Meeting shall be held within six months after the end of the financial year and is normally held at the end of March or beginning of April. In accordance with the Articles of Association, the General Meetings of Shareholders are held in Stockholm.

A shareholder may attend and vote at the Meeting in person or by proxy. Proxies are not valid for more than a year from the date of issuance. We publish notices to attend Annual and Extraordinary Meetings. In such notices we provide information about the agenda for the meeting as well as information on how to notify us of attendance.

Under the Swedish Companies Act, resolutions are normally passed by simple majority. However, the Act requires special quorums and majorities in certain cases. A shareholder may cast the full number of votes represented by the holder’s shares.

The Annual General Meeting offers shareholders the opportunity to raise questions regarding the Company and the results of the year under review. The members of the Board of Directors, the executive management as well as the external auditors are normally all present to answer such questions.

Shareholders and other interested parties may communicate directly with the Board of Directors or executive management independent of the Annual General Meeting. All communications should be in writing directed to the Board of Directors’ Secretariat. The sender should indicate in the address whether the communication is intended for the entire Board, an individual Director or any of the management team members.

NOMINATION COMMITTEE

The main task of the Nomination Committee is to propose candidates for election to the Board of Directors. The Nomination Committee also prepares proposals concerning Directors’ fees, which are presented at the Annual General Meeting for resolution, and presented in”Notes to the Financial Statements – Note 31, Information Regarding Employees, Members of the Board of Directors and Management”.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	95

CORPORATE GOVERNANCE

Members

The Nomination Committee, elected by the Annual General Meeting, consists of Anders Nyrén (Chairman of the Committee), Industrivärden, Bengt Belfrage, Nordea Fonder, Christer Elmehagen, AMF Pension, Björn Svedberg, Investor, and Michael Treschow (Chairman of the Board of Ericsson)

Remuneration

The Committee has not received any remuneration.

BOARD OF DIRECTORS

General

According to our Articles of Association, the Board of Directors shall consist of a minimum of five directors and a maximum of twelve directors, with no more than six deputies. The directors shall be elected each year at the Annual General Meeting for the period up to and including the following Annual General Meeting. A director may serve any number of consecutive terms.

In addition, under Swedish law, unions have a right to appoint three directors and their deputies to the Ericsson Board of Directors.

The Board of Directors is ultimately responsible for the organization of the company and the management of the company’s operations. The President/CEO is charged with the day-to-day management of the company in accordance with guidelines and instructions provided by the Board of Directors.

According to the Swedish Companies Act, a member of the Board of Directors and the President/CEO may not participate in decisions regarding agreements between the individual concerned and the company. Nor may such member participate in decisions regarding agreements between the company and third parties where the individual concerned has a material interest in the matter, which may conflict with the interests of the company, or as to agreements between the company and a legal entity which the individual concerned may represent, either individually or together with any other person. The Audit Committee has, further, implemented a procedure for the approval of related party transactions in accordance with NASDAQ’s corporate governance rules.

The Annual General Meeting decides on compensation for the Directors of the Board.

Board work

The Board of Directors has established its work procedure in accordance with the requirements of the Swedish Companies Act. It has been developed to comply with reporting, disclosure and other requirements on listed companies by Stockholmsbörsen, the London Stock Exchange, NASDAQ and the US Securities and Exchange Commission.

The Board schedules at least six meetings each year. Training sessions as well as site visits are scheduled in order to enhance the Directors’ knowledge of the company.

The Board meets with the external auditors on a regular basis. The auditors present their observations from the audit of the annual report as well as their reviews of interim reports and internal controls.

The work of the Board and its Committees during 2004 is described in more detail in the Board of Directors’ Report.

Work Procedure

The Board designates, through the work procedure, how various tasks will be distributed among the Board and its committees as well as between the Board, its committees and the President. This work procedure is reviewed and adopted by the Board whenever necessary, but at least once a year. The work of the committees is principally of a preparatory character, i.e. the committees prepare matters for final resolution by the Board. However, the Board has authorized each committee to decide on certain issues in limited areas and may also provide extended authorization to a committee to decide on specific matters.

Committees of the Board

The Board of Directors currently has three committees, i.e. the Audit, Finance and Remuneration Committees. The Board appoints Committee members from among its members.

The Audit Committee

The Audit Committee assists the Board in monitoring the integrity of the financial statements, the compliance with legal and regulatory requirements, the qualification, independence and performance of our external auditors and the effectiveness of our systems of internal controls for financial reporting.

The Audit Committee is primarily responsible for reviewing annual and interim financial reports, overseeing the external audit process, including audit fees and the internal audit function, and resolving matters arising during the course of audits. However, the Audit Committee does not itself perform audit work.

Pursuant to the Board’s work procedure, the Audit Committee reviews the audited financial statements with management and the external auditors, including conformity with generally accepted accounting principles. The Audit Committee also reviews with management the reasonableness of significant estimates and judgments made in preparing the financial statements, as well as the quality of the disclosures in the financial statements. In addition, the Audit Committee reviews matters and reservations arising from audits performed. The Audit Committee has also implemented approval procedures for audit and non-audit services performed by external auditors in order to safeguard the auditors’ independence from the management and the company. Further details about these procedures are provided under “Audit

96	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

CORPORATE GOVERNANCE

Committee Pre-approved policies and Procedures”.

The Audit Committee has also implemented a pre-approval process for transactions with related parties and a procedure for the reporting of suspected violations of, for example, laws, regulations or our Code of Business Ethics and Conduct; a so called whistle-blower procedure.

The Audit Committee is authorized to engage and determine funding for independent counsel and other advisors to the Committee. Membership during 2004 included Sverker Martin-Löf, Chairman of the Committee, Sir Peter L. Bonfield, Jan Hedlund and Eckhard Pfeiffer.

Members of the Audit Committee must be independent from the operational management, financially literate and familiar with the accounting practices of an international company comparable to Ericsson. At least one member must have accounting or financial management expertise. The Board of Directors has determined that each Sverker Martin-Löf, Sir Peter L. Bonfield and Eckhard Pfeiffer satisfy these requirements.

The Finance Committee

The Finance Committee is primarily responsible for handling matters regarding acquisitions and divestments, capital contributions to companies inside and outside the Ericsson group, raising of loans, issuances of guarantees and similar undertakings and approvals of financing support to customers, as well as continuously monitoring the group’s financial risk exposure. The Finance Committee consists of four members appointed by the Board from among its members. Membership during 2004 included Marcus Wallenberg, Chairman of the Committee, Arne Mårtensson, Michael Treschow and Torbjörn Nyman.

The Remuneration Committee

The Remuneration Committee is primarily responsible for reviewing and preparing proposals of salary and other remuneration, including retirement compensation, to the CEO, the Executive Vice Presidents, and other officers reporting directly to the CEO. These proposals are thereafter presented to the Board for resolution. In addition, the Committee is responsible for strategies and general guidelines with respect to employee compensation, including incentive plans and retirement compensation

At the beginning of each year, the Committee approves any short-term incentive payments to be made from the previous year’s plan and prepares for resolution by the Board any long-term incentive plan prior to being presented at a meeting of shareholders.

During the year, the Committee meets for a strategic compensation review with representatives of the company. The Committee members consider trends in compensation, legislative changes, disclosure rules and the general global environment surrounding executive pay. The outcome is to agree on the direction Ericsson will follow so that program designs and pay policies all align with the business situation.

The Committee schedules a meeting in October each year, entirely dedicated to long-term incentive plans to be presented to the shareholders the following year.

At the end of the year, the Committee reviews salary survey data to approve any increase of base pay for the following year for executives. Increases, if any, are effective from the following January. The Remuneration Committee also prepares for resolution by the Board the short-term incentive targets for the following year.

The Remuneration Committee consists of four members appointed by the Board from among its members. Peter Sutherland was the Chairman of the Committee until the Annual General Meeting 2004, at which he was replaced by Michael Treschow. Nancy McKinstry has been a member since the Annual General Meeting 2004. In addition, Lena Torell and Per Lindh served on the Committee.

Remuneration of the Board

The Annual General Meeting of shareholders resolved on April 6, 2004, that directors’ fees in the total amount of maximum SEK 8 million should be distributed by the Board of Directors among its members elected by the Annual General Meeting not being employees of the company. Out of the SEK 8 million, SEK 7.3 million has been utilized. For the distribution of this amount amongst the members of the Board, please be referred to “Notes to the Financial Statements – Note 31, Information Regarding Employees, Members of the Board of Directors and Management”.

Review/self-evaluation

The Chairman of the Board has discussions with each member of the Board in order to evaluate the performance of the Board. The Board, exclusive of the Chairman, evaluates the performance of the Chairman and the entire Board evaluates the work of the President/CEO.

MEMBERS OF THE BOARD

Our Board of Directors consists of nine Directors elected by the shareholders at the Annual General Meeting for the period until the close of the next Annual General Meeting, and three employee representatives, each with a deputy, appointed by the respective trade union. The Chairman is elected by the Board from among its members. The President/CEO of the company may be elected Director, as is the case at present. However, the Swedish Companies Act prohibits the President of a public company to be elected chairman of the Board.

The Directors participate, with very few exceptions, in all of the Board of Directors’ meetings and are, to the extent possible, also present at the General Meetings of Shareholders.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	97

CORPORATE GOVERNANCE

Michael Treschow, Director (since 2002)

Chairman of the Board of Directors. Chairman of the Remuneration Committee and member of the Finance Committee. Chairman of the Board of Directors of Electrolux and Member of the Board of Directors of ABB and B-Business Partners. Chairman of the Confederation of Swedish Enterprise.

Arne Mårtensson, Director (since 2003)

Econ. Dr h.c. Deputy Chairman of the Board of Directors and member of the Finance Committee. Chairman of the Board of Directors of Handelsbanken. Member of the Board of Directors of Holmen, Industrivärden, Sandvik, Skanska and V&S Vin & Sprit. Chairman of the Advisory Board of Stockholm School of Economics. Member of the Swedish Industry and the Commerce Stock Exchange Committee and the International Business Council of the World Economic Forum.

Marcus Wallenberg Director (since 1996)

Deputy Chairman of the Board of Directors and Chairman of the Finance Committee. President of Investor. Deputy Chairman of Saab and SEB. Member of the Board of Directors of AstraZeneca, Investor, Scania, Stora Enso and the Foundation of Knut and Alice Wallenberg.

Sir Peter L. Bonfield, CBE, FREng Director (since 2002)

Member of the Audit Committee. Senior Non-Executive Director of the Board of Directors of AstraZeneca, Member of the Board of Directors of Mentor Graphics and T.S.M.C. Member of the International Advisory Board of Citigroup and of the Sony Corporation Advisory Board. Non-Executive Director of the Corporate Board of the Department for Constitutional Affairs. Vice President of the British Quality Foundation.

Sverker Martin-Löf, Director (since 1993)

Chairman of the Audit Committee. Chairman of the Board of Directors of SCA, SSAB and Skanska. Member of the Board of Directors of Handelsbanken, Industrivärden and the Confederation of Swedish Enterprise.

Eckhard Pfeiffer, Director (since 2000)

Member of the Audit Committee. Chairman of the Board of Directors of Intershop Communications. Member of the Board of Directors of General Motors, IFCO Systems and Syntek Capital. Member of the Advisory Board of Deutsche Bank.

Nancy McKinstry, Director (since 2004)

Member of the Remuneration Committee. CEO/Chairman of the Executive Board of Wolters Kluwer nv. Member of the Board of Directors of MortgageIT, Inc. Member of the Advisory Council of the University of Rhode Island. Member of the Advisory Council of ABN AMRO Holding nv.

Carl-Henric Svanberg, Director (since 2003)

President and CEO of Telefonaktiebolaget LM Ericsson. Member of the Board of Directors of Assa Abloy and Hexagon.

Lena Torell, Director (since 2002)

Doctor of Physics. Professor. Member of the Remuneration Committee. President of the Royal Swedish Academy of Engineering Science. Member of the Board of Directors of Gambro, Micronic Laser Systems, Imego, Ireco Holding, Mistra and the European Council of Applied Sciences and Engineering. Lena Torell has declined re-election at the Annual General Meeting of Shareholders 2005.

Board of Directors

Name	Member since	Age	Position	Number of Class A shares	Number of Class B shares	Options2)
Michael Treschow	2002	61	Chairman	—	770,000	—
Arne Mårtensson 1)	2003	53	Deputy Chairman	—	13,400	—
Marcus Wallenberg 1)	1996	48	Deputy Chairman	—	704,000	—
Peter L. Bonfield	2002	60	Director	—	—	—
Sverker Martin-Löf 1)	1993	61	Director	—	52,000	—
Eckhard Pfeiffer	2000	63	Director	—	3,040	—
Nancy McKinstry	2004	45	Director	—	—	—
Carl-Henric Svanberg	2003	52	Director & CEO	—	15,584,490	—
Lena Torell	2002	58	Director	—	50,000	—
Jan Hedlund	1994	58	Employee Representative	—	875	—
Per Lindh	1995	47	Employee Representative	—	249	—
Torbjörn Nyman	2004	43	Employee Representative	—	3,010	—
Monica Bergström	1998	44	Deputy Employee Representative	—	900	—
Anna Guldstrand 2)	2004	40	Deputy Employee Representative	—	2,428	900
Arne Löfving	2003	51	Deputy Employee Representative	—	5,326	—

1)	Arne Mårtensson and Sverker Martin-Löf are also Directors of Industrivärden. Marcus Wallenberg is President and Director of Investor. Investor and Industrivärden are Ericsson’s two largest shareholders, based on voting rights.

2)	Number of Class B shares assuming full exercise of options under applicable plan.

98	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

CORPORATE GOVERNANCE

Jan Hedlund, Director (since 1994)

Member of the Audit Committee. Employee representative.

Per Lindh, Director (since 1995)

Member of the Remuneration Committee. Employee representative.

Torbjörn Nyman, Director (since 2004)

Member of the Finance Committee. Employee representative.

Monica Bergström, Deputy Director (since 1998)

Employee representative.

Anna Guldstrand, Deputy Director (since 2004)

Employee Representative

Arne Löfving, Deputy Director (since 2003)

Employee representative.

Carl-Henric Svanberg is the only Director who holds an operational management position at Ericsson. No Director has been elected pursuant to an arrangement or understanding with any major shareholder, customer, supplier or other person.

COMPANY MANAGEMENT

The Managing Director and Chief Executive Officer - Operational Management

The Board of Directors appoints the President, the Chief Executive Officer and Executive Vice Presidents. Management of day-to-day operations is the responsibility of the Chief Executive Officer and the Group Management Team consisting of, apart from the Chief Executive Officer, the Chief Financial Officer, the heads of Group Functions, Chief Technical Officer & head of Research & Development and the heads of Business Units Access, Systems, Mobile Systems CDMA and Global Services. Information about the Compensation policy is described in Note 31.

‘Share entitlement by option programs

	Option plan			May
Name	1998	1999	2000	2001	2002	Total
Carl-Henric Svanberg (no options)	—	—	—	—	—	—
Karl-Henrik Sundström	4,990	1,824	142,000	70,000	110,000	328,814
Kurt Jofs (no options)	—	—	—	—	—	—
Bert Nordberg	3,704	1,544	142,000	110,000	110,000	367,248
Björn Olsson	16,527	1,908	170,400	55,000	100,000	343,835
Carl Olof Blomqvist	—	2,816	119,280	100,000	100,000	322,096
Joakim Westh (no options)	—	—	—	—	—	—
Marita Hellberg (no options)	—	—	—	—	—	—
Mats Granryd	—	512	45,440	20,000	70,000	135,952
Torbjörn Nilsson	9,163	1,960	340,800	120,000	100,000	571,923
Henry Sténson	—	—	—	—	100,000	100,000
Håkan Eriksson	—	1,308	142,000	100,000	40,000	283,308
Hans Vestberg	3,235	768	39,760	30,000	70,000	143,763

Adjusted for bonus issue, split and rights offering when applicable.

Aggregate number of Class B shares assuming full exercise of options under applicable plans.

Group Management Team

Name	Appointed year	Age	Position	Class A shares	Class B shares	Options 1) 2) 3)
Carl-Henric Svanberg	2003	52	President & CEO	—	15,584,490	—
Karl-Henrik Sundström	2003	44	Executive Vice President & CFO and Head of Group Function Finance	—	7,581	328,814
Kurt Jofs	2004	46	Executive Vice President and Head of Business Unit Access	—	203,446	—
Bert Nordberg	2004	48	Executive Vice President and Head of Group Function Sales & Marketing	—	14,407	367,248
Björn Olsson	2004	48	Executive Vice President and Head of Business Unit Systems	—	12,545	343,835
Carl Olof Blomqvist	1999	53	Head of Group Function Legal Affairs	6,080	14,961	322,096
Joakim Westh	2004	43	Head of Group Function Operational Excellence	—	100,000	—
Marita Hellberg	2003	49	Head of Group Function Human Resources & Organization	—	26,530	—
Mats Granryd	2004	42	Head of Business Unit CDMA	—	7,534	135,952
Torbjörn Nilsson	1998	51	Head of Group Function Strategy & Product Management	—	51,364	571,923
Henry Sténson	2002	49	Head of Group Function Communications	—	11,965	100,000
Håkan Eriksson	2004	43	Head of Research & Development and Chief Technology Officer	—	2,332	283,308
Hans Vestberg	2003	39	Head of Business Unit Global Services	—	9,897	143,763

1)	Aggregate number of Class B shares assuming full exercise of options under applicable plans.

2)	No options were granted during 2004.

3)	Adjusted for bonus issue, split and rights offering when applicable.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	99

CORPORATE GOVERNANCE

Carl-Henric Svanberg

Master of Science degree, Linköping Institute of Technology, Sweden, and Bachelor of Science degree in Business Administration, Uppsala University, Sweden.

President & Chief Executive Officer and member of the Board of Directors (since April 2003). Prior to assuming this position, Carl-Henric Svanberg was the President and Chief Executive Officer of the Assa Abloy Group. Member of the Board of Directors of Assa Abloy and Hexagon.

Karl-Henrik Sundström

Bachelor degree in Finance, Uppsala University and Advanced Management Program, Harvard Business School.

Executive Vice President and Chief Financial Officer and head of Group Function Finance (since April 2003). Prior to assuming this position, Karl-Henrik Sundström was head of Business Unit Global Services.

Kurt Jofs

Master of Science degree, Royal Institute of Technology in Stockholm, Sweden.

Executive Vice President and general manager Business Unit Access (since January 2004). Prior to assuming this position Kurt Jofs has held senior management positions in, among others, Linjebuss and ABB Ventilation Products. Board member of ATEA and Chairman of the Board of Peoples Travel Group.

Bert Nordberg

Bachelor degree in Electronic Engineering, Malmö, and Engineer in the Marines, Berga and university courses in International Management, Marketing and Finance, Insead University, France.

Executive Vice President and head of Group Function Sales & Marketing (since January 2004). Prior to assuming this position, Bert Nordberg was head of Business Unit Systems.

Björn Olsson

Master of Science degree in Industrial Engineering and Management, Linköping Institute of Technology, Sweden.

Executive Vice President and general manager Business Unit Systems (January 2004). Prior to assuming this position, Björn Olsson was Chief Information Officer.

Carl Olof Blomqvist

Bachelor’s degree MLL, University of Uppsala, Sweden.

Senior Vice President and general counsel and head of Group Function Legal Affairs (since May 1999). Prior to assuming this position, Carl Olof Blomqvist was a partner of Mannheimer Swartling law firm.

Håkan Eriksson

Master of Science degree in Electrical Engineering, Linköping Institute of Technology, Sweden.

Senior Vice President and Chief Technology Officer and general manager Research & Development (since January 2004). Prior to assuming this position, Håkan Eriksson was Vice President & general manager Research & Development.

Mats Granryd

Master of Science degree, Royal Institute of Technology, Stockholm, Sweden.

Senior Vice President and general manager Business Unit Mobile Systems CDMA (since February 2004). Prior to assuming this position Mats Granryd was head of Core Unit Supply. Board member of Sitel, Algeria (a non-consolidated joint venture, of which Ericsson owns 35 percent).

Marita Hellberg

Bachelor degree, University of Stockholm, Sweden, and Advanced Management Program, Cedep, France.

Senior Vice President and head of Group Function Human Resources & Organization (since September 2003). Prior to assuming this position, Marita Hellberg was Senior Vice President of Human Resources of NCC Group.

Torbjörn Nilsson

Master of Science degree, Lund’s University and Master of Business Administration, University of Stockholm.

Senior Vice President (since October 1998) and head of Group Function Strategy & Product Management. Prior to assuming this position, Torbjörn Nilsson was head of Group Function Marketing & Strategic Business Development.

Henry Sténson

Studied law, sociology and political science, Linköping University, Sweden, and at the Swedish War Academy, Karlberg, Stockholm.

Senior Vice President and head of Group Function Communications (since May 2002). Prior to assuming this position, Henry Sténson was head of SAS Group Communication, SAS AB.

Hans Vestberg

Bachelor of Business Administration degree, University of Uppsala, Sweden.

Senior Vice President and general manager Business Unit Global Services (since January 2004). Prior to assuming this position, Hans Vestberg was head of Market Unit Mexico.

Joakim Westh

Master’s degree of science, Royal Institute of Technology, Stockholm, Sweden and Master of Science degree within Aeronautics & Astronautics, MIT, Boston, USA.

Senior Vice President and head of Group Function Operational Excellence (since December 2004). Prior to assuming this position, Joakim Westh was head of J. Westh Företagsutveckling AB. Chairman of the Board of Directors of

100	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

CORPORATE GOVERNANCE

Absolent AB and member of the Board of Directors of VKR Holding A/S.

In addition to the Group Management Team, there is an Extended Management Team consisting of the officers of the Group Management Team and:

•	Cesare Avenía, Vice President and general manager Market Unit Italy and global customer account executive Telecom Italia;

•	Sivert Bergman, Vice President and general manager Business Unit Transmission & Transport Networks;

•	Rory Buckley, Vice President and general manager Market Unit North East Asia;

•	Ragnar Bäck, chairman of the Market Units within the Central Europe, Middle East & Africa (CEMA) regions and acting head of Market Unit Central Europe;

•	Jan Campbell, Vice President and general manager Market Unit India & Sri Lanka;

•	Sandeep Chennakeshu, President Ericsson Mobile Platforms AB;

•	Mats Dahlin, Vice President & general manager Business Unit Enterprise;

•	Jef Keustermans, Vice President and general manager Market Unit Northern Europe;

•	Kinson Loo, Vice President and global customer account executive Hutchison;

•	Ingemar Naeve, Vice President and general manager Market Unit Iberia and global customer account executive Telefónica;

•	Anders Olin, Vice President and global customer account executive Vodafone;

•	Mats Olsson, Vice President and general manager Market Unit China;

•	Torbjörn Possne, Vice President and global customer account executive Deutsche Telekom;

•	Angel Ruiz, Vice President and general manager Market Unit North America;

•	Kristian Teär, Vice President and general manager Market Unit South East Asia; and

•	Gerhard Weise, Vice President and general manager Market Unit Mexico.

During 2004, the officers below were members of the Group Management Team of the company:

Per-Arne Sandström

Former First Executive Vice President and deputy CEO. Per-Arne Sandström left the company on July 31, 2004.

Per Tjernberg

Former Senior Vice President and head of Group Function IS/IT & Sourcing. Per Tjernberg left the company on October 31, 2004.

No member of the Extended Management Team has any business activities which compete with or in any other way negatively affect Ericsson’s business, and no member of the Extended Management Team has been appointed on account of any arrangement or understanding with any major shareholder, customer, supplier or other person.

Operational Units

Our operational organization is built around a structure of development units, responsible for the development of new products and services. Further, there are centralized business units responsible for the provision of products and services to decentralized market units that are responsible for sales, marketing and customer support. A significant amount of authority and responsibility is assigned to the management of our various operating units for tasks pertaining to daily operations. Governance of our operating units is carried out by steering committees, which members are representatives of the Group Management Team, the Extended Management Team and the management of the particular operating unit.

Group Functions

A number of Group Functions are used to perform tasks pertaining to certain group-wide matters that are not naturally referable to a specific operational unit. These responsibilities include the formulation of the Group’s strategy, business control, resource allocation and risk management. In addition, Group Functions are also responsible for the consolidation and reporting of financial performance, legal issues, communications with the investment community and administration of a number of Group-wide issues. Other important Group-wide matters such as Corporate Social Responsibility are managed by Group Functions in conjunction with a network of experts from various parts of the Company.

The heads of Communications, Finance, Human Resources and Organization, Operational Excellence, Legal Affairs, Strategy & Product Management, and Sales & Marketing, along with the staff of these functions comprise the Group Functions of the company.

AUDITORS

In Swedish companies, the external, independent auditors are elected by the shareholders at the Annual General Meeting for a period of four years. The auditors report to the shareholders at Shareholders’ Meetings.

To ensure that the Board of Directors’ information and control requirements are fulfilled, the auditors report to the Board regarding the planning, scope and content of the annual audit. The auditors then examine the year-end financial statements and report findings including an assessment of the accuracy, completeness of the accounts as well as adherence to appropriate accounting procedures and principles. In addition, the auditors, at least annually, provide information to the Board about assignments performed in addition to auditing services,

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	101

CORPORATE GOVERNANCE

the consideration paid for such services and other circumstances of relevance for determining the auditor’s independence.

All our quarterly reports are subject to limited review by our auditors.

Statutory auditors

Peter Clemedtson

Authorized Public Accountant, PricewaterhouseCoopers

Elected 2004 (as successor for the remaining mandate period of Carl-Eric Bohlin) until 2007.

Audit services performed in other large companies such as: OMX, SinterCast, Electrolux, Medivir, KMT, SEB, Gambro

Bo Hjalmarsson

Authorized Public Accountant, PricewaterhouseCoopers

Elected 2003 until 2007.

Audit services performed in other large companies such as: Sony Ericsson, OMX, portfolio companies to EQT.

Thomas Thiel

Authorized Public Accountant, KPMG

Elected 2003 until 2007.

Audit services performed in other large companies such as: Handelsbanken, Holmen, Swedish Match, Folksam, Peab.

Deputy auditors

Jeanette Skoglund

Authorized Public Accountant, PricewaterhouseCoopers

Elected 2003 until 2007.

Audit services performed in several large foreign subsidiaries of global companies.

Robert Barnden

Authorized Public Accountant, PricewaterhouseCoopers

Elected 2004 (as successor for the remaining mandate period of Peter Clemedtson) until 2007.

Audit services performed in other large companies such as: SCA, Seco Tools, Nobia, VSM Group, AcandoFrontec

Stefan Holmström

Authorized Public Accountant, KPMG

Elected 2003 until 2007.

Audit services performed in other large companies such as: Atlas Copco, Länsförsäkringar, Swedish Meat, Posten, V&S Vin & Sprit.

Fees paid to external auditors

Ericsson paid the fees (including expenses) listed in the table in Note 33 for both audit-related and non-audit related services.

The Audit Committee will review and pre-approve any non-audit services to be performed by the external auditors, in order to assure that the provision of such services does not impair the auditors’ independence.

Audit Committee Pre-approval Policies and Procedures

The Audit Committee has particular responsibility for preparing recommendations or proposals for resolution on the performance of, and level of the audit fee payable to, the external auditors. The Audit Committee reviews the scope and execution of audits performed (external and internal) and analyzes the result of and the costs for such audits.

Our Audit Committee has established pre-approval policies and procedures for non-audit services performed by the external auditors. Under these policies and procedures, proposed non-audit services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services (“general pre-approval”); or (ii) require the specific pre-approval of the Audit Committee (“specific pre-approval”). Tax, transaction, risk management, corporate finance and attestation and accounting services have received a general pre-approval of the Audit Committee, provided that the estimated fee level for the project does not exceed SEK 1 million. All other audit, audit-related, tax and other services must receive specific pre-approval. The Audit Committee has delegated specific pre-approval authority to the Audit Committee Chairman for proposed services with an estimated fee level not exceeding SEK 2.5 million per project. The Chairman reports any pre-approval decisions to the Audit Committee at its next scheduled meeting. Pre-approval authority may not be delegated to management. The policies and procedures also include a list of prohibited non-audit services.

Applications to provide services that require specific approval by the Audit Committee must be made by an auditor. Such an application shall be submitted to the CFO and if supported by the CFO, submitted by the CFO to the Audit Committee for final approval.

Disclosure Controls and Procedures

Ericsson maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed pursuant to the Securities Exchange Act of 1934, its listing agreement with Stockholmsbörsen and the on-going listing requirements of the London Stock Exchange and Nasdaq is recorded, processed, summarized and reported within the time periods specified, and that such information is accumulated and communicated to the management, including the CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, we have investments in certain entities that we do not control or manage. Accordingly, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our subsidiaries.

102	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

CORPORATE GOVERNANCE

We have carried out an evaluation, under the supervision and with the participation of management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on the foregoing, our CEO and CFO concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

There have been no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date we completed our evaluation.

Our Disclosure Policies

The purpose of our financial disclosure policies is to help achieve a fair market value for Ericsson shares through transparent, informative and consistent communications with the investment community on a fair and equal basis. Our aim is to communicate our strategy and results in such a way that shareholders and potential investors can gain sufficient understanding of how our company works, our operational performance, what our prospects are and the risks that we face that these opportunities may not be realized.

To continue to achieve these goals, we apply the following principles in our financial reporting and disclosure:

•	Transparency: our disclosure is designed to enhance understanding of the economic drivers and operational performance of our business, in order to build trust and credibility

•	Consistency: we aim to ensure that our disclosure is consistent and comparable within each reporting period and between reporting periods

•	Simplicity: we try to disclose information in as simple a manner as possible consistent with allowing readers to gain the appropriate level of understanding of our business operations and performance

•	Relevance: we aim to avoid information overload by focusing our disclosure on what is relevant to Ericsson’s stakeholders, or as required by regulation or listing agreements

•	Timely: we utilize well established disclosure controls and procedures to ensure that all disclosures are complete, accurate and performed on a timely basis

•	Fair and equal: we publish all material information via press release to ensure simultaneous dissemination to all market participants

•	Best practice: we strive to ensure that our disclosure is in line with industry norms, and if possible lead the way to improved best in class standards.

Our website (www.ericsson.com/investors) includes comprehensive information about Ericsson, including an archive of our annual and interim quarterly reports, on-demand-access to recent news and copies of presentations that senior management have given at industry conferences.

Nasdaq Corporate Governance Exemptions

Pursuant to a recently adopted amendment to NASDAQ’s Marketplace Rules, foreign private issuers such as Ericsson may follow home country practice in lieu of certain of NASDAQ’s corporate governance requirements without seeking a formal exemption from NASDAQ.

Prior to the adoption of the amendment, NASDAQ’s Marketplace Rules provided that foreign private issuers may, upon application, be exempt from certain of its corporate government requirements when these requirements were contrary to the laws, rules or regulations, or generally accepted business practices of the issuer’s home jurisdiction.

Ericsson has received (and is entitled to continue to rely thereon under the recently adopted amendment) exemptions from NASDAQ’s corporate governance requirements under the Marketplace Rules as follows:

•	from the requirement that the majority of the Board consist of, and that each of the Audit and Remuneration Committees consist solely of, independent directors, in order to allow for the required participation of employee representatives on the Board and each committee thereof as mandated by Swedish law;

•	from the requirement that an issuer’s director nominees be selected, or recommended for the Board’s selection, by either a majority of independent directors or a nomination committee comprised solely of independent directors, in order to allow for the fact that: (l) under Swedish law, shareholders (not the Board) have the authority to nominate directors for election to the Board; and (2) in line with common market practice among Swedish public companies, Ericsson’s Nomination Committee is elected by shareholders; and

•	from the requirement that the independent directors of the Board have regularly scheduled meetings at which only independent directors are present (“executive sessions”), in order to allow for the fact that under Swedish law: (1) employee representatives on the Board have the right to participate in all Board and Board committee meetings; and (2) decisions may not be made by the Board unless, where possible, all of the directors have had the opportunity to participate and have received satisfactory information in order to reach a decision.

In addition, with respect to the requirements of NASDAQ’s Marketplace Rules relating to quorums, Ericsson relies on the exemption allowed by the recent amendment. NASDAQ requires that an issuer provide, as specified in the issuer’s bylaws, for a quorum for any meeting of the holders of its common stock, such quorum to be not less than 33.3 percent of the outstanding shares of the issuer’s voting common stock. This is contrary to Swedish law followed by Ericsson under which: (1) meetings of shareholders are convened in accordance with the rules of the Swedish Company Act and the articles of association of the issuer; and (2) the quorum requirements for any specific meeting of shareholders differs based on the subject matter to be decided upon at the meeting.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	103

FORWARD-LOOKING STATEMENTS

Forward-looking Statements

This Annual Report includes “forward-looking statements” about future market conditions, operations and results. Expressions such as “believe”, “expect”, “anticipate”, “intend”, “may”, “could”, “plan” and similar words are intended to help identify forward-looking statements. Forward-looking statements may be found throughout this document, but in particular in the sections captioned “CEO Letter and Operational Review”, “Board of Directors’ Report” and “Information on the Company” and include, statements regarding:

•	our goals, strategies and performance expectations;

•	the markets we currently or soon intend to address;

•	our liquidity, capital resources, capital expenditures and our credit ratings;

•	the expected demand for our existing as well as new products and services;

•	our joint venture and strategic cooperation activities;

•	technology and industry trends including competition and our customer structure, and

•	our plans for new products and services including research and development expenditures.

Although we believe that the expectations reflected in such statements are reasonable, we cannot assure you that these expectations will materialize. Because forward-looking statements are based on assumptions and estimates, and are subject to risks and uncertainties, actual results could differ materially from those described or implied herein. Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to:

•	our ability to respond to changes in the telecommunications market and general market conditions in a cost effective and timely manner;

•	developments in political, economic and regulatory fields in the markets in which we operate, including allegations of health risks from electromagnetic fields and cost of radio licenses for our customers;

•	effectiveness of our strategies and their execution including partnerships, acquisitions and divestitures;

•	financial risks include foreign exchange rate changes, interest rate changes, changes in tax liabilities, credit risks in relation to counterparties, customer defaults under significant customer financing arrangements and risks of confiscation of assets in foreign countries;

•	reduction in the number of customers due to e.g. mergers, and the negative business consequences of a loss of, or significant decline in, our business with a major customer;

•	impact of changes in product demand, price erosion, competition from existing or new competitors or new technology and the risk that our products and services may not sell at the rates or levels we anticipate;

•	our ability to develop commercially viable products, systems and services, to acquire licenses of necessary technology, to protect our intellectual property rights through patents and trademarks and to defend them against infringement, and results of patent litigation;

•	supply constraints, including component or production capacity shortages, suppliers’ abilities to cost effectively deliver quality products on time and in sufficient volumes, and risks related to concentration of proprietary or outsourced production in a single facility or sole source situations with a single vendor; and

•	our ability to recruit and retain qualified management and other key employees.

Certain of these risks and uncertainties are described further in “Risk Factors.” We undertake no obligation to publicly update or revise any forward-looking statements included in this Annual Report, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

104	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

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

We conduct business in over 140 countries with a significant proportion of our sales originating from developing markets in Asia Pacific, Latin America, Eastern Europe, the Middle East and Africa. We expect that sales to emerging markets will be an increasing portion of total sales as developing nations and regions around the world increase their investments in telecommunications, especially for mobile communications. We already have extensive operations in many of these countries, which involve certain risks, including volatility in gross domestic product, civil disturbances, economic and political instability, nationalization of private assets and the imposition of exchange controls.

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

Adverse economic conditions could cause network operators to postpone investments or initiate other cost-cutting initiatives to improve their financial position, which could result in significantly reduced capital expenditures for network infrastructure. Although the historical Compared annual growth rate (CAGR) for telecommunications network investments is 2 – 3 times global GDP, operator spending for network equipment and associated rollout services declined substantially from 2001 through 2003, before returning to growth in 2004. During this period of declining growth, our business, operating results and share price suffered. We have reduced costs and improved efficiency to restore profitability and establish better flexibility to cost effectively accomodate fluctuations in demand. However, if demand were to fall, or were to be significantly weaker than expected, we may experience further material adverse effects and may incur operating losses in the future.

Our business essentially depends upon the continued growth of mobile communications.

Most of our business depends on continued growth in mobile communications in terms of both the number of subscriptions as well as increased usage, which in turn requires the continued deployment of our products by customers to meet this increasing traffic demand. In particular, we are dependent on operators in highly penetrated markets to successfully introduce services that cause a substantial increase in usage for both voice and data. In lower-income markets, we are, to a certain extent, dependent on the availability of lower-cost handsets in addition to affordable tariffs by operators to support a continued increase of mobile subscribers. If operators are not successful in their attempts to increase the number of subscribers and/or stimulate increased usage, our business and operational results could be materially adversely affected.

Changes in the regulatory environment for telecommunications systems and services could negatively impact our business.

Telecommunications is a regulated industry and regulatory changes affect both our customers and us. For example, changes in regulation that impose more stringent, time-consuming or costly planning, zoning requirements or building approvals regarding the construction of base stations and other network infrastructure could adversely affect the timing and costs of new network construction or expansion and the commercial launch and ultimate commercial success of these networks. Similarly, tariff regulation that affects the pricing of new services offered by operators could also affect their ability to invest in network infrastructure, which in turn could affect the sales of our systems and services.

License fees, environmental, health and safety, privacy and other regulations may increase costs and restrict operations of network operators and service providers. The indirect impact of these changes in regulation could affect our business adversely even though the specific regulations may not directly apply to our products or us.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	105

RISK FACTORS

Consolidation among network operators may increase our dependence on a limited number of key customers.

The market for mobile network equipment is highly concentrated, with the 10 largest operators representing more than 40 percent of the total market. Network operators have experienced significant consolidation, especially for companies operating in different countries. This trend is expected to continue while intra-country consolidation is likely to accelerate as a result of competitive pressure.

If the combined companies operate in the same geographic market, less network equipment and associated services may be required. Another possible consequence of customer consolidation is that it could cause a delay in their network investments while they negotiate merger/acquisition agreements, secure necessary approvals, or are constrained by efforts to integrate the businesses. Moreover, fewer significant customers will increase our reliance on key customers and, due to the increased size of these companies, may negatively impact our bargaining position and profit margins.

Consolidation among equipment and services suppliers may lead to increased competition and a different competitive landscape.

Industry consolidation among equipment suppliers could potentially result in stronger competitors that are better able to compete as end-to-end suppliers as well as competitors who are more specialized in particular areas. Consolidation may also result in competitors with greater resources, including technical and engineering resources, than we have. This could have a material adverse effect on our business, operating results, and financial condition.

We operate in a highly competitive industry, which is subject to price pressure and rapid technological change.

The markets for our products are highly competitive in terms of pricing, functionality and service quality, the timing of development and introduction of new products, customer service and terms of financing. We face intense competition from significant competitors. Our competitors may implement new technologies before we do, allowing them to offer more attractively priced or enhanced products, services or solutions than we provide. Some of our competitors may have greater resources in certain business segments or geographic markets than we do. We may also encounter increased competition from new market entrants, alternative technologies or alternative telecommunications platforms. Our operating results significantly depend on our ability to compete in this market environment, in particular on our ability to adapt to political, economic or regulatory changes, to introduce new products to the market and to continuously enhance the functionality while reducing the cost of new and existing products.

We engage in customer financing, which exposes us to credit and other risks relating to our customers’ businesses and operations.

We expect demand for customer financing to continue, especially from operators in emerging markets. We believe customer financing is a competitive factor in obtaining business and we sometimes provide financing to our customers, or provide guarantees to banks or other third parties that provide such financing. In addition, some of our customers purchase products and services from us on deferred payment terms. The risks associated with customer financing may be significant, particularly in relation to network operators that do not yet have an established revenue stream or have limited experience or no proven track record. While we evaluate our customer credits on a regular basis and make appropriate risk provisions, if customers to which we have provided financing encounter financial difficulties and are unable to make payments, defaults could occur and could result in restructuring of the financing arrangements and/or credit losses. Such an event could have a material adverse effect on our business, results of operations or financial condition.

For more information on our customer financing arrangements, see “Notes to the Financial Statements – Note 22, Financial Risk Management and Financial Instruments”.

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

106	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

RISK FACTORS

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

We derive most of our business from large, multi-year network build-out agreements with a limited number of significant customers. Although no single customer currently represents more than 10 percent of sales, the loss of, or a reduced role with, a key customer for any reason could have a significant adverse impact on sales, profit and market share for an extended period.

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

Please also see sections “Research and Development” in the Board of Directors’ Report and “Research and Development” in Information on the Company.

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

Our products incorporate intellectual property rights (IPR) developed by us that may be difficult to protect or may be found to infringe on the rights of others.

While we have been issued a number of patents and other patent applications are currently pending, there can be no assurance that any of these patents will not be challenged, invalidated, or circumvented, or that any rights granted under these patents will in fact provide competitive advantages to us.

We utilize a combination of trade secrets, confidentiality policies, non-disclosure and other contractual arrangements in addition to relying on patent, copyright and trademark laws to protect our intellectual property rights. However, these measures may not be adequate to prevent or deter infringement or other misappropriation. Moreover, we may not be able to detect unauthorized use or take appropriate and timely steps to establish and enforce our proprietary rights. In fact, existing laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights, if at all.

Many key aspects of networking technology are governed by industry-wide standards, which are usable by all market participants. As the number of market entrants as well as the complexity of the technology increases, the possibility of functional overlap and inadvertent infringement of intellectual property rights also increases. Third parties have asserted, and

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	107

RISK FACTORS

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

We rely on a limited number of component and electronic manufacturing services suppliers for the majority of our component supply and production.

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

We are subject to certain environmental and health and safety laws and regulations that affect our operations, facilities and products in each of the jurisdictions in which we operate. We believe that we are substantially in compliance with all material environmental and health safety laws and regulations related to our products, operations and business activities. However, there is a risk that we may have to incur expenditures to cover environmental and health liabilities, to maintain compliance with current or future environmental and health and safety laws and regulations or to undertake any necessary remediation. It is difficult to reasonably estimate the future impact of environmental matters, including potential liabilities due to a number of factors especially the lengthy time intervals often involved in resolving them.

As a result of operating globally, we have substantial foreign exchange exposures.

With the majority of our cost base being Swedish krona (SEK) denominated and a very large share of sales in currencies other than SEK, and many subsidiaries outside Sweden, our foreign exchange exposure is significant. Currency exchange rate fluctuations, affect our consolidated balance sheet, cash flows and income statement when translated to SEK. Our attempts to reduce the effect of exchange rate fluctuations through a variety of hedging activities may not be sufficient or successful, resulting in an adverse impact on our financial results.

A stronger SEK exchange rate would generally have a negative affect on our competitiveness compared to competitors with costs denominated in other currencies.

Access to short and long term capital funding is influenced by our credit ratings, operational performance as well as market conditions.

Our access to short term funding is currently limited due to sub-investment grade credit rating and may decrease or become more expensive as a result of our operational and financial condition and market conditions.

For a discussion of our access to short term funding see “Notes to the Financial Statements – Note 22, Financial Risk Management and Financial Instruments”.

108	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

RISK FACTORS

Our business has substantial cash requirements and we may require additional sources of funds if our current sources are unavailable or insufficient to satisfy these requirements.

If we do not generate sufficient amounts of capital to support our operations, service our debt, continue our research and development and customer financing programs or we can not raise sufficient amounts of capital at the times and on the terms required by us, our business will likely be adversely affected. We cannot assure you that additional sources of funds will be available or available on reasonable terms. Our access to short term funding in the debt capital market is currently limited due to our sub-investment grade rating.

Please also see Notes to the Financial Statements – Note 22, “Financial Risk Management and Financial Instruments”.

A significant failure of our information services/information technology (IS/IT) operations or communications networks could have a material adverse affect on our operations and results.

Our business operations rely on complex IS/IT operations and communications networks which are vulnerable to damage or disturbance from a variety of sources. Having outsourced a significant portion of our IS/IT operations, we depend partly on external companies security and reliability measures. Regardless of protection measures, essentially all IS/IT systems and communications networks are susceptible to disruption from equipment failure, vandalism, computer viruses, security breaches, natural disasters, power outages and other events. Although we have experienced disruptions from computer viruses, security breaches, power outages and equipment failures in the past, our operations or results have not been materially affected to date. We will continue to expend significant resources to manage and try to mitigate these risks and we may incur additional costs to remedy damage caused by such disruptions, especially for computer viruses and security breaches.

Risks associated with owning Ericsson shares

Our share price has been and may continue to be volatile.

Our share price has been volatile due in part to the high volatility in the securities markets generally, and for telecommunications and technology companies in particular, as well as developments from quarter to quarter which impact our financial results. Factors other than our financial results that may affect our share price include but are not limited to variations between our actual financial results and expectations of financial analysts and investors as well as a result of announcements by our customers, competitors or ourselves regarding capital spending plans of network operators, financial difficulties for network operators for whom we have provided financing or with whom we have entered into material contracts, awards of large supply agreements or contracts for network roll-out. Additional factors include but are not limited to: speculation in the press or investment community about the level of business activity or perceived growth in the market for mobile communications services and equipment; technical problems, in particular those relating to the introduction and viability of next generation network systems like 3G; potential litigation involving ourselves or the markets in which we operate. Even though we may not be directly involved, announcements concerning bankruptcy or other similar reorganization proceedings involving, or any investigations into the accounting practices of, other telecommunications companies may materially adversely affect our share price.

Currency fluctuations may adversely affect the trading prices of our Class B shares and ADSs and the value of any distributions we make thereon.

Because our shares are quoted in SEK on the Stockholm Stock Exchange (our primary stock exchange) but on the NASDAQ and London Stock Exchange in local currencies, i.e. USD and British Pounds, fluctuations in exchange rates between the SEK and currencies in which our Class B shares or ADSs are quoted may affect the value of your investment. In addition, because we pay cash dividends in Swedish kronor, fluctuations in exchange rates may affect the value of distributions if arrangements with your bank, broker or depositary, in the case of ADSs, call for distributions to you in currencies other than SEK.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	109

SHAREHOLDER INFORMATION

Shareholder Information

The Annual General Meeting will take place at the Globe Arena, Globentorget, Stockholm, at 3 p.m. on Wednesday, April 6, 2005.

Only those shareholders, who have been entered into the transcription of the share register as of Sunday, March 27, 2005, kept by VPC AB (the Swedish Securities Register Centre) are entitled to participate in the Meeting, provided notice of attendance has been given to the Company. Since said date will fall on a Sunday (Easter Sunday) shareholders must be registered with VPC AB no later than at the end of bank hours on Thursday, March 24, 2005.

Shareholders, whose shares are registered in the name of a nominee, must be entered temporarily into the share register no later than Sunday, March 27, 2005, in order to be entitled to participate in the Meeting. The shareholder is requested to inform the nominee well before Thursday, March 24, 2005, when such registration must be effected. Please observe that this procedure may also be applicable for shareholders who are using a custody account with a bank and/or trading via the Internet. The personal data that Ericsson receives with the notice of attendance will be computer processed for the purpose of the general meeting of shareholders 2005 only.

Notice of attendance in the Annual General Meeting

In addition to the requirements listed above, shareholders shall provide notice of attendance no later than 4 p.m. on Thursday, March 31, 2005,

at the company’s web site www.ericsson.com/investors,

at telephone no.: +46 8 775 0199 between 10 a.m. and 4 p.m.,

at fax no.: +46 8 775 80 18, or by post to:

Telefonaktiebolaget LM Ericsson

Group Function Legal Affairs

Box 47021

SE-100 74 Stockholm

Sweden

Proxy

Shareholders who are represented by proxy shall issue a power of attorney for the representative. To a power of attorney issued by a legal entity, a copy of the certificate of registration of the legal entity shall be attached. The documents must not be older than one year. In order to facilitate the registration at the Meeting, powers of attorney in its original, certificates of registration and other documents of authority should be sent to the Company at the address above so as to be available by Tuesday, April 5, 2005.

Dividend

The Board of Directors has decided to propose the Annual General Meeting to resolve on a dividend of SEK 0.25 per share for the year 2004 and Monday, April 11, 2005 as record day for dividend.

Financial information from Ericsson

•	Interim report January–March 2005: April 22, 2005

•	Interim report January–June 2005: July 21, 2005

•	Interim report January–September 2005: October 21, 2005

•	Full year report January–December 2005: January/February, 2006

•	Annual report and Form 20-F for the US market 2005: March, 2006

Annual reports and financial reports can be downloaded or ordered on our web site: www.ericsson.com/investors or ordered via e-mail or mail.

For printed publications, contact:

Pressdata AB

P.O. Box 3263

SE-103 65 Stockholm

Sweden

Phone: +46 8 799 63 04

E-mail: annual.report@pressdata.se.

In the United States, Ericsson Transfer Agent Citibank:

Citibank Shareholder Services

Phone toll free: +1 877 881 5969

E-mail: ericsson@shareholders-online.com

Ordering a hard copy of the Annual Report:

http://www.sccorp.com/annualreport/ericsson.htm

Phone toll free: +1 866 216 0460

Contact information:

Investor Relations for Europe, Middle East, Africa and AsiaPacific:

Telefonaktiebolaget LM Ericsson

SE-164 83 Stockholm

Sweden

Telephone: +46 8 719 00 00

E-mail: investor.relations.se@ericsson.com

Investor Relations for the Americas:

Ericsson Inc.

100 Park Avenue, 27th floor

New York, NY 10017

USA

Telephone: +1 212 685 4030

E-mail: investor.relations@ericsson.com

110	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

SUPPLEMENTAL INFORMATION

Supplemental Information

The following information is provided for purposes of complying with certain requirements of Form 20-F which are not satisfied in full by the information in the Swedish Annual Report.

EXCHANGE RATES

The following tables provide information with respect to the exchange rate for SEK per USD 1.00, based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate of March 9, 2005, was SEK 6.7648 per USD. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31	Average
2000	9.2251
2001	10.4328
2002	9.6571
2003	8.0351
2004	7.3320

Month	High	Low
September 2004	7.5740	7.2890
October 2004	7.3825	7.0723
November 2004	7.1406	6.7007
December 2004	6.8043	6.5939
January 2005	7.0069	6.6855
February 2005	7.1114	6.8275
March 2005 (through March 9)	6.9105	6.7648

We describe the effects of exchange rate fluctuations on our business in the Board of Directors’ Report under the heading “Financial Risk Management” and in “Notes to the Financial Statements – Note 22 Financial Risk Management and Financial Instruments”.

OPERATING RESULTS

Years ended December 31, 2003 and 2004

Please refer to Board of Directors’ Report.

Years ended December 31, 2002 and 2003

To facilitate comparisons of operating results, we have excluded restructuring charges for years 2002 and 2003, except for the measures Net Income, Earnings per share and Payable days. Those adjustments relate to restructuring costs, effects of capitalization of development costs and non-operation capital gains, and, in our opinion, the adjusted measures better reflect the operations and will help the readers to understand the Company’s performance during the periods reported in the statements. There were no restructuring charges during 2004. Please see Notes to the Financial Statements – Note 3, “Restructuring Costs” for more information about these charges.

Net Sales

Consolidated

Consolidated net sales decreased by SEK 28 billion, or 19 percent, to SEK 117.7 billion in 2003 from SEK 145.8 billion in 2002. All segments had lower sales volumes due to price reductions and competitive pressures.

Systems

Net sales decreased by 18 percent for full year to SEK 108.7 billion in 2003 from SEK 132.0 billion in 2002, however sales were strong in the in the fourth quarter mainly driven by good growth in both GSM and WCDMA. Currency exchange effects had a negative impact on sales with 9 percent year-over-year.

All regions had reductions of sales; Europe, Middle East and Africa (Emea) 15 percent, Asia Pacific sales were reduced with 24 percent, in China sales were down 17 percent during the year. Sales in United States were down 26 percent due to lower TDMA volumes.

Phones

Since the transfer of the Phones segment to Sony Ericsson Mobile Communications, on October 1, 2001, net sales are not reported for this segment.

Other Operations

Net sales decreased 35 percent to SEK 10.6 billion in 2003 from SEK 16.2 billion in 2002. The now deconsolidated handset production in China and the divestment of the Microelectronic component business in 2002 effected sales negatively with SEK 3.4 billion. The other part of the reduction is related to the Mobil platform and Enterprise businesses. Mobile platform revenues are dependent on 3G handset or component production volume by our licensed customers and production for 3G handsets has not yet picked up.

Cost of Sales

Cost of sales decreased by 24 percent to SEK 78.9 billion in 2003 compared with SEK 104.2 billion in 2002. This decrease was due primarily to capacity adjustments and other restructuring efforts, continued outsourcing and effects of design cost reduction of products. Restructuring costs of SEK 4.8 billion and SEK 5.6 billion, respectively, were included in Cost of Sales. Gross margin, excluding restructuring costs, increased from 32.3 percent in 2002 to 37.1 percent in 2003, across all segments. This increase is primarily attributed to the effects of the restructuring programs and higher sales volumes in the fourth quarter.

Key Operating Expenses

Operating expenses in 2003 were SEK 51.0 billion compared to SEK 62.4 billion in 2002. The reduction of SEK 11.4 billion is

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	111

SUPPLEMENTAL INFORMATION

largely an effect of the restructuring programs. Restructuring costs of SEK 11.0 billion and SEK 6.3 billion respectively were included in 2003 and 2002. During 2003 and 2002, a reduction of SEK 1.6 billion (SEK 3.2 billion in 2002) of operating expenses is related to capitalization of development expenses per Swedish GAAP (RR 15).

Research and Development and Other Technical Expenses

Research and development and other technical expenses, decreased by SEK 3.4 billion, or 11 percent, to SEK 27.1 billion in 2003 compared with SEK 30.5 billion in 2002. This decrease is related to the restructuring programs.

Selling and Administrative Expenses

Selling expenses, excluding restructuring costs, decreased by SEK 8.4 billion, or 41 percent, to SEK 12.0 billion in 2003 compared with SEK 20.4 billion in 2002. Administrative expenses, excluding restructuring costs decreased by SEK 3.1 billion, or 32 percent, to SEK 6.5 billion in 2003 compared with SEK 9.6 billion in 2002. As a percentage of net sales, selling expenses and administrative expenses excluding restructuring costs, decreased from 14.0 percent and 6.6 percent, in 2002, to 10.2 percent and 5.5 percent, respectively, in 2003. In total, Selling and Administrative expenses decreased by SEK 11.5 billion due to the effects of the restructuring programs.

Other Items

Other Operating Revenues and Costs

Other operating revenues increased to SEK 1.9 billion in 2003 compared with SEK 1.1 billion in 2002.

Share in Earnings of Joint Ventures and Associated Companies

Adjusted share in earnings of JV and associated companies improved by SEK 1.2 billion due to an improved performance by Sony Ericsson going from a result of SEK–1.3 billion last year to SEK -0.2 billion this year, excluding restructuring costs. Sony Ericsson successfully launched a number of new handsets.

Operating Income/Loss

Operating loss decreased by SEK 10.0 billion, from a loss of SEK 21.3 billion in 2002 to an operating loss of SEK 11.2 billion in 2003. The decreased loss was mainly due to the increase of gross margin percent and significant decrease of operating expenses. Our operating margin decreased from negative 14.6 percent in 2002 to negative 9.5 percent in 2003.

Financial Income and Expenses

Financial income decreased to SEK 4.0 billion in 2003 compared with SEK 4.3 billion in 2002. Financial expenses decreased SEK 0.9 billion to SEK 4.9 billion in 2003 compared with SEK 5.8 billion in 2002.

Income Taxes

Income tax benefit changed by SEK 2.7 billion, to a net of SEK 1.5 billion in 2003 compared with SEK 4.2 billion in 2002. The effective tax rate was 12 percent. With no taxable income reported in Sweden, certain foreign withholding taxes were not possible to deduct from income taxes in Sweden.

As of December 31, 2003, we had aggregate net tax loss carry-forwards of SEK 15.0 billion, SEK 14.8 billion of which will not expire until 2009 or later. The net tax loss carry-forwards were primarily attributable to Sweden.

Minority Interest

Minority interest after taxes was SEK–0.2 billion 2003, compared to SEK–0.3 billion in 2002.

Net Income/Loss

As a result principally of the above factors, net loss decreased by SEK 8.2 billion, from a net loss of SEK 19.0 billion in 2002 to a net loss of SEK 10.8 billion in 2003. Diluted earnings per share were SEK –0.69 in 2003 as compared to SEK –1.51 in 2002.

NEW ACCOUNTING STANDARDS 2005

From 2005, Ericsson will report according to International Financial Reporting Standards (IFRS). The implementation of IFRS has been prepared in an internal project. The IFRS standards regarding capitalization of development costs, business combinations, share-based payments and financial instruments are expected to have the most significant impact on the financial position and result.

IAS 38 – Intangible assets

When adopting the Swedish accounting standard RR 15 Intangible assets in 2002, the standard was implemented prospectively, i.e. no restatement was allowed, whereas IAS 38 Intangible assets shall be implemented retrospectively. The capitalization according to Swedish GAAP during 2002–2004 has been the same as per IFRS. Retrospective application will lead to an increase in the opening balance of intangible assets as of January 1, 2004, due to capitalized development costs in years prior to 2002, and increased amortizations on such assets during 2004 and onwards. The opening balance for 2004 will be equal to the closing balance according to US GAAP per December 31, 2003, since capitalization of development costs has been made for US GAAP purposes historically. Due to the restatement to IFRS, intangible assets will increase by SEK 6,408 million, deferred tax assets will decrease by SEK 1,794 million and equity will increase by SEK 4,614 million respectively. As a result amortization for 2004 will increase by SEK 2,660 million under IFRS.

112	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

SUPPLEMENTAL INFORMATION

IFRS 3 – Business combinations including goodwill

Rules applying to reporting of business combinations (IFRS 3) will result in changes in reporting of acquisitions of companies. A more detailed purchase price allocation is to be made, in which fair value is also assigned to acquired intangible assets, such as customer relations, brands and patents. Goodwill arises when the purchase price exceeds the fair value of acquired net assets. Goodwill arising from acquisitions is no longer amortized but instead subject to impairment review; both annually and when there are indicators that the carrying value may not be recoverable.

In Ericsson’s reporting during 2005, acquisitions carried out in 2004 will be accounted for in accordance with the new rules. There will be no adjustments for acquisitions prior to the transition date, January 1, 2004. The value of goodwill will be frozen at January 1, 2004, and amortization reported under Swedish GAAP for 2004 will be reversed in IFRS restatements.

For Ericsson, the new standard will result in an increase in reported operating profit for 2004 of SEK 475 million. No difference in reported earnings will arise as a result of acquisitions carried out in 2004.

IFRS 2 – Share-based Payments

Ericsson has chosen not to apply IFRS 2 to equity instruments granted before November 7, 2002. For one employee option program, granted after November 7, 2002, and not yet vested by January 1, 2005, Ericsson recognizes a charge to income representing the fair value at grant date of the outstanding employee options. The fair value of the options was calculated using an option-pricing model. The total costs are recognized during the vesting period (3 years). The impact on operating profit is a charge of SEK 45 million in 2004 and estimated to SEK 19 million in 2005.

For other programs there are no material differences.

IAS 32 and 39 – Financial Instruments and Hedging

IAS 32 and 39 are standards that deal with disclosure, presentation, recognition and measurement of financial instruments. These standards are applied from January 1, 2005.

A major effect is that derivatives will be recognized at fair value on the balance sheet. Subsequent changes in fair value of derivatives are recognized in the income statement, unless the derivative is a hedging instrument in (i) a cash flow hedge or (ii) a hedge of a net investment in a foreign operation. In those cases, the effective portion of fair value changes of the derivative will be recognized in equity until the hedged transaction affects the income statement, at which moment the accumulated deferred amount in equity is recycled to the income statement.

For derivatives assigned as (iii) fair value hedges, fair value changes on both the derivative and the hedged item, attributable to the hedged risk, will be recognized in the income statement and offset each other to the extent the hedge is effective.

The opening balance January 1, 2005, was affected by SEK 3,556 million in assets, SEK 1,952 million in liabilities and SEK 1,155 million in equity net of deferred tax as a result of accounting for derivatives at fair value.

Other investments are under Swedish GAAP reported at the lower of acquisition cost or fair value. Those investments will be reported at fair value under IAS 39, and since they will be classified as Available-for-sale under IAS 39, changes in the fair value will be recognized directly in equity, unless an impairment is determined. For investments in quoted companies, fair values are determined based on share prices at the balance sheet date and for non-quoted investments, fair values are estimated.

The effect in the opening balance January 1, 2005, was an increase of SEK 411 million in assets and an increase of SEK 334 million in the equity, net of deferred tax.

IAS 19 – Employee Benefits

Ericsson reports pensions and similar benefits according to IFRS (IAS 19), which is similar to RR 29 that was implemented from January 1, 2004. The effect of adoption of IAS 19 is therefore not considered a transition effect. The reporting of pensions for Ericsson will continue to be in accordance with URA 43 awaiting further guidance.

The restatement for RR 29 resulted in an increased pension liability, reduced equity and increased deferred tax assets in the opening balance of 2004 under Swedish GAAP. The effect of implementing RR 29 was communicated in the first quarter interim report 2004. After taking into account the tax effects, the impact on stockholders’ equity was a charge of SEK 1,275 million. Actuarial gains and losses were recognized in the opening balance. No other impact will occur according to IAS 19.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	113

SUPPLEMENTAL INFORMATION

Summary of transition effects:

The preliminary effects of the adoption of IFRS, which are subject to change, on the consolidated balance sheet, equity and income statement are shown in the tables below. The effects of IAS 39 are only included in the opening balance for 2005, since no restate of prior periods will be made.

Summarized reconciliation of consolidated net profit:

(SEK million)	2004
Net income under Swedish GAAP	19,024
IFRS adjustments
Amortization of capitalized development costs	–2,660
Reversed amortization of Goodwill1)	475
Share-based payments2)	–45
Deferred taxes on IFRS adjustments	745

Total IFRS adjustments	–1,485

Net income under IFRS	17,539

1)	Including the effect of share in earnings of JV and associated companies due to reversed amortization of goodwill.

2)	The net effect in equity is zero.

Impact of IFRS on the Statement of Cash Flows

According to IAS 7 “Cash Flow”, Ericsson will define cash and cash equivalents to include only short-term highly liquid investments with remaining maturity at acquisition date of three months or less. Under Swedish praxis, a broader interpretation was earlier made, where also readily marketable securities designated for liquidity management purposes only and with a low risk for value changes and with a maturity exceeding three months were included. The restated statements of cash flow for 2004 and the opening balance for the Ericsson group according to IAS 7 will therefore reflect cash and cash equivalents that are different to those previously reported under Swedish GAAP.

(SEK million)	January 1, 2004	December 31, 2004
Cash and cash equivalents under Swedish GAAP	73,207	76,554
Less: amounts with maturity exceeding three months	–20,092	–46,142
Cash and cash equivalents under IFRS	53,115	30,412

Summarized reconciliation of consolidated balance sheet and equity:

	January 1, 2004			December 31, 2004				January 1, 2005 (IAS 39)
(SEK million)	Assets	Equity	Minority interest, provisions and liabilities	Assets	Equity		Minority interest, provisions and liabilities	Assets	Equity	Minority interest, provisions and liabilities
Swedish GAAP 1)	182,977	59,206	123,771	183,040	77,299		105,741	186,186	81,502	104,684
IFRS adjustments
Minority interest	—	2,299	–2,299	—	1,057		–1,057	—	—	—
Capitalization of development costs	6,408	4,614	—	3,748	2,699		—	—	—	—
Goodwill 2)	—	—	—	447	447	3)	—	—	—	—
IAS 39 Financial instruments	—	—	—	—	—		—	3,967	1,489	1,952
Deferred taxes on IFRS adjustments	–1,794	—	—	–1,049	—		—	–77	—	449

Total IFRS adjustments	4,614	6,913	–2,299	3,146	4,203		–1,057	3,890	1,489	2,401

IFRS	187,591	66,119	121,472	186,186	81,502		104,684	190,076	82,991	107,085

Equity ratio, Swedish GAAP 1)	—	—	33.6%	—	—		42.8%	—	—	43.8%
Equity ratio, IFRS	—	—	35.2%	—	—		43.8%	—	—	43.7%

1)	Including the effect of changed accounting principle in 2004, RR 29. Figures for January 1, 2005, restated in accordance with IFRS.

2)	Including the effect of share in earnings of JV and associated companies due to reversed amortization of goodwill.

3)	Reversed amortization of goodwill, including CTA, is included in the equity.

114	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

SUPPLEMENTAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Telefonaktiebolaget LM Ericsson is entered under no. 556016-0680 in the Company Register kept by the Swedish Companies Registration Office. Our company’s objects and purposes are described in §2 of the Articles of Association.

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

Share Capital Increases and Preferential Rights of Shareholders

Our shares are divided into three series: Class A shares, Class B shares and Class C shares; however, no Class C shares are currently outstanding. Under the Swedish Companies Act of 1975 (the “Swedish Companies Act”), shareholders must approve each issue of additional shares either by deciding on the share issue at a shareholders’ meeting, or by a shareholders’ approval of a decision on a share issue by the board, or by giving an authorization to the board to decide about a share issue. If we decide to issue new Class A, Class B and Class C shares by means of a cash issue, Class A, Class B and Class C shareholders (except for Ericsson and its subsidiaries, in the event they hold shares in Ericsson) have a primary preferential right to subscribe for new shares of the same type in relation to the number of shares previously held by them. Shares not subscribed for through a preferential right shall be offered to all shareholders for subscription on a pro rata basis. If we decide to issue by means of a cash issue new shares of only one series, all shareholders, regardless of whether their shares are Class A, Class B or Class C, are entitled to a preferential right to subscribe for new shares in proportion to the number of shares previously held by them. Shareholders may vote to waive shareholders’ preferential rights at a general meeting.

Dividends

Our Class A and Class B shareholders have the same right to dividends, while c shareholders have a right to a yearly dividend as described in article 17 of our Articles of Association. No C shares are currently outstanding.

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

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	115

SUPPLEMENTAL INFORMATION

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

Voting

In a general meeting of Ericsson, each A share shall carry one vote, each B share one tenth of one vote and each c share one-thousandth of one vote. In all other respects, our A, B and C shareholders have the same rights.

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

A	a resolution to amend the articles of association requires a majority of two-thirds of the votes cast as well as two-thirds of the shares present or represented at the meeting, except in those circumstances described in B-D below;

B	a resolution to amend the articles of association which reduces any shareholder’s rights to profits or assets, restricts the transferability of shares or alters the legal relationship between shares, normally requires the unanimous approval of the shareholders present at the meeting and who hold nine-tenths of all outstanding shares;

C	a resolution to amend the articles of association for the purpose of limiting the number of shares with which a shareholder may vote at a general meeting or requiring the retention of a larger amount of the net profit than required by the Swedish Companies Act or amending shareholders’ rights in a liquidation or dissolution, normally requires the approval of shareholders representing a two-thirds of the votes cast and nine-tenths of the shares present or represented at the meeting;

D	a resolution of the kind referred to under B or C above may, however, be taken with a lower supermajority requirement if the amendments referred to therein will only adversely affect specific shares or classes of shares. In such cases, the requirement under a above will apply together with the following separate supermajority: (a) where a class of shares is adversely affected, approval of the owners of one-half of all shares of such class and who hold nine-tenths of the shares of such class present or represented at the meeting, or (b) where the shares adversely affected do not constitute a class of shares, the unanimous approval of all such affected outstanding shares present at the meeting and who hold nine-tenths of all outstanding shares adversely affected;

E	a resolution to issue, approve or authorize the issuance for cash of new shares or convertible debt instruments or debt instruments with the right to subscribe for new shares with a deviation from the preferential right for existing shareholders requires a two-thirds majority of votes cast at the meeting as well as two-thirds of the shares present or represented at the meeting;

F	a resolution to redeem any or all of the outstanding share capital requires a two-thirds majority of votes cast at the meeting as well as two-thirds of the shares present or represented at the meeting. Certain circumstances, however, require the unanimous approval of the shareholders present at the meeting, with nine-tenths of all outstanding shares present or represented at the meeting; and

G	a resolution to approve a merger requires a two-thirds majority of the votes cast at the meeting and two-thirds of the shares present or represented at the meeting.

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

116	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

SUPPLEMENTAL INFORMATION

been authorized by a general meeting of shareholders by a two thirds majority of votes cast at the meeting as well as two-thirds of the shares present or represented at the meeting, (b) the purchase is effected on a securities exchange or in some other regulated market either in the European Economic Association (EEA) or outside the EEA (in the latter case with the approval of the Swedish Financial Supervisory Authority the “SFSA”) or pursuant to an offer to all shareholders or holders of a specific class of shares, (c) the funds used in connection with such purchase could legally have been distributed as a dividend, and (d) we and our subsidiaries do not hold or, as a result of purchase, will not hold in excess of 10 percent of all our outstanding shares. As of December 31, 2004 we held an aggregate of 299,715,117 repurchased Class B shares.

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

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	117

SUPPLEMENTAL INFORMATION

TAXATION

General

The taxation discussion set forth below does not purport to be a complete analysis or listing of all potential tax effects relevant to the acquisition, ownership or disposition of Class B shares or ADSs. The statements of United States and Swedish tax laws set forth below are based on the laws in force as of the date of this report and may be subject to any changes in United States or Swedish law, and in any double taxation convention or treaty between the United States and Sweden, occurring after that date, which changes may then have retroactive effect.

Specific tax provisions may apply for certain categories of tax payers. Your tax treatment if you are a holder of Class B shares or ADSs depends in part on your particular situation. If you are a holder of Class B shares or ADSs, you should therefore consult a tax advisor as to the tax consequences relating to your particular circumstances resulting from the ownership of Class B shares or ADSs.

The tax consequences to holders of ADSs, as discussed below, apply equally to holders of Class B shares.

Certain Swedish Tax Considerations

This section describes the material Swedish income and net wealth tax consequences for a holder of ADSs or Class B shares who is not considered to be a Swedish resident for Swedish tax purposes. This section applies to you only if you are a holder of portfolio investments representing less than 10 percent of capital and votes and is not applicable if the ADSs or Class B shares pertain to a permanent establishment or fixed base of business in Sweden.

Taxation on Capital Gains

Generally, non-residents of Sweden are not liable for Swedish capital gains taxation with respect to the sale of ADSs or Class B shares. However, under Swedish tax law, capital gains from the sale of Swedish Class B shares and certain other securities by private individuals may be taxed in Sweden at a rate of 30 percent if they have been residents of Sweden or have lived permanently in Sweden at any time during the year of the sale or the 10 calendar years preceding the year of the sale (absent treaty provisions to the contrary). The provision is applicable on ADSs or Class B shares.

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

Taxation on Interest

No Swedish withholding tax is payable on interest paid to non-residents of Sweden.

Net Wealth Taxation

The ADSs and Class B shares are not subject to Swedish net wealth taxation in the hands of a holder that is not resident in Sweden for tax purposes.

You should consult your own tax advisors regarding the Swedish and other tax consequences of your ownership of ADSs and Class B shares.

Certain United States Federal Income Tax Consequences

The following discussion is a summary of the material United States federal income tax consequences relevant to the ownership and disposition of ADSs or Class B shares. This discussion is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion is not a full discussion of all tax considerations that may be relevant to the ownership and disposition of ADSs or Class B shares. The discussion applies only if you will hold the ADSs and/or the Class B shares as capital assets and you use the USD as your functional currency. It does not deal with the tax treatment of investors subject to special rules, such as grantor trusts, real estate investment trusts, regulated investment companies, banks, brokers or dealers in securities, traders in securities or

118	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

SUPPLEMENTAL INFORMATION

currencies that elect to use a mark-to-market method of recording for their securities holdings, financial institutions, insurance companies, tax-exempt entities, investors liable for alternative minimum tax, holders (either actually or constructively) of 10 percent or more of our Class B shares, persons holding ADSs and/or Class B shares as part of a hedging, straddle, conversion or constructive sale transaction and persons who are resident or ordinarily resident in Sweden. In addition, investors holding ADSs and/or Class B shares indirectly through partnerships are subject to special rules not discussed below. You should consult your own tax advisers about the United States federal, state, local and foreign tax consequences to you of the ownership and disposition of the ADSs or Class B shares.

The discussion below applies to you only if you are a beneficial owner of ADSs and/or Class B shares not resident in Sweden for purposes of the U.S. Tax Treaty and you are, for United States federal income tax purposes, (1) a citizen or resident of the United States, (2) a corporation or any other entity treated as a corporation that is organized in or under the laws of the United States or its political subdivisions, (3) a trust if all of the trust’s substantial decisions are subject to the control of one or more United States persons and the primary supervision of the trust is subject to a United States court or if a valid election is in effect with respect to the trust to be taxed as a United States person, or (4) an estate the income of which is subject to United States federal income taxation regardless of its source.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you will be treated as the holder of the underlying Class B shares represented by those ADSs for United States federal income tax purposes.

Taxation of ADSs or Class B shares

Dividends

Subject to the passive foreign investment company rules discussed below, the gross amount of dividends paid (before reduction for any Swedish withholding taxes) with respect to the ADSs or Class B shares generally will be included in your gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the ADSs or Class B shares and thereafter as capital gain. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations. The amount of any dividend paid in SEK will be the U.S. dollar value of the dividend payment based on the exchange rate in effect on the date of receipt by you, in the case of Class B shares or by the depositary, in the case of ADSs, whether or not the payment is converted into USD at that time. Your tax basis in the SEK received will equal such USD amount. Gain or loss, if any, recognized on a subsequent sale or conversion of the SEK will be U.S. source ordinary income or loss.

If you are a non-corporate holder of ADSs or Class B shares, dividends you receive on the ADSs or Class B shares for taxable years beginning before January 1, 2009 may be taxed at the lower applicable capital gains rate provided that (1) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (2) certain holding period requirements are met. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or Class B shares.

Subject to certain limitations, you will generally be entitled to receive credit against your United States federal income tax liability (or a deduction against your United States federal taxable income) with respect to any Swedish tax withheld in accordance with the U.S. Tax Treaty and paid over to Sweden. If a refund of the tax withheld is available to you under the laws of Sweden or under the U.S. Tax Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your United States federal income tax liability (and will not be eligible for the deduction against your United States federal taxable income). For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, and generally will be treated as “passive income” (or, in the case of certain holders, “financial services income”). Under recently enacted legislation, for taxable years beginning after December 31, 2006, dividends generally will be treated as “passive category income” (or, in the case of certain holders, “general category income”).

Sale or Exchange of ADSs or Class B shares

Subject to the passive foreign investment company rules discussed below, you generally will recognize capital gain or loss on the sale or other disposition of the ADSs or Class B shares equal to the difference between the USD value of the amount realized and your adjusted tax basis (determined in USD) in the ADSs or Class B shares. Such gain or loss will be capital gain or loss and will generally be treated as arising from U.S. sources for foreign tax credit limitation purposes.

The amount realized on a disposition of ADSs or Class B shares generally will be the amount of cash you receive for the ADSs or Class B shares (which, in the case of payment in a non-U.S. currency, will equal the USD value of the payment received determined on (a) the date of receipt of payment if you are a cash basis taxpayer and (b) the date of disposition if you are an accrual basis taxpayer). If the ADSs or Class B shares are treated as traded on an “established securities market,” if you are a cash basis taxpayer (or, if you are an accrual basis taxpayer, if you so elect) you will determine the USD value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	119

SUPPLEMENTAL INFORMATION

You will have a tax basis in any foreign currency received equal to the USD amount realized. Any gain or loss you realize on a subsequent conversion of foreign currency will be U.S. source ordinary income or loss.

Passive Foreign Investment Company Status

A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75 percent of its gross income is passive income or (b) at least 50 percent of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2004. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the value of our assets, as determined from time to time. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relative provisions of the Code. You should consult your own tax advisors about the consequences of our classification as a PFIC.

If we were a PFIC, for any taxable year in which you held ADSs or Class B shares, you would be subject to special rules with respect to:

•	any gain realized on the sale or other disposition of ADSs or Class B shares; and

•	any “excess distribution” made to you (generally, any distributions to you in respect of ADSs or Class B shares during a single taxable year that are greater than 125 percent of the average annual distributions received by you in respect of ADSs or Class B shares during the three preceding taxable years or, if shorter, your holding period for ADSs or Class B shares).

Under these rules:

•	the gain or excess distribution would be allocated ratably over your holding period for ADSs or Class B shares;

•	the amount allocated to the taxable year in which the gain or excess distribution was realized and any year before we became a PFIC would be taxable as ordinary income;

•	the amount allocated to each prior year, other than the current year and any taxable year prior to the first taxable year in which we were a PFIC, would be subject to tax at the highest applicable marginal tax rate in effect for each such year; and

•	an interest charge would be imposed to cover the deemed benefit for the deferred payment of the tax attributable to each year prior to the taxable year.

As an alternative to the special rules described above, holders of “marketable stock” in a PFIC may elect mark-to-market treatment with respect to their ADSs or Class B shares. ADSs or Class B shares will not be considered marketable stock unless the Class B shares are regularly traded on a qualified exchange or other market. If the mark-to-market election is available and you elect mark-to-market treatment you will, in general, include as ordinary income each year an amount equal to the increase in value of your ADSs or Class B shares for that year (measured at the close of your taxable year) and will generally be allowed a deduction for any decrease in the value of your Class B shares for the year, but only to the extent of previously included mark-to-market income.

If you own ADSs or Class B shares during any year in which we are a PFIC, you are required to make an annual return on IRS Form 8621 regarding distributions received with respect to Class B shares and any gain realized on the disposition of your ADSs or Class B shares.

Information reporting and backup withholding

In general, information reporting requirements may apply to (i) dividends paid in respect of ADSs or Class B shares and the proceeds received on the sale or exchange of the ADSs or Class B shares within the United States or by a broker with certain United States connections, and (ii) payments of interest or principal in respect of the convertible debentures and the proceeds received on the sale or exchange of convertible debentures within the United States or by a broker with certain United States connections. Backup withholding, at a rate of 28 percent through 2010, and 31 percent thereafter, may apply to payments to you of dividends paid in respect of ADSs or Class B shares or payments to you of interest or principal in respect of the convertible debentures, or the proceeds of a sale or other disposition of ADSs or Class B shares or convertible debentures if you fail to provide an accurate taxpayer identification number (certified on IRS Form W–9) or, upon request, to certify that you are not subject to backup withholding, or otherwise to comply with the applicable requirements of backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and a refund of any excess amount withheld under the backup withholding rules may be obtained by filing the appropriate claim for refund with the IRS and furnishing any required information.

120	ERICSSON – ANNUAL REPORT ON FORM 20-F 2004

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

March 23, 2005

By:	/S/ ROLAND HAGMAN
Roland Hagman
Vice President
Group Function Financial Control

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General Counsel

ERICSSON – ANNUAL REPORT ON FORM 20-F 2004	121