Form 20-F
period 2005-12-31
ERICSSON LM TELEPHONE CO
filed 2006-05-18
CIK 717826

As filed with the Securities and Exchange Commission on May 18, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	registration statement pursuant to section 12(b) or 12(g) of the securities exchange act of 1934

or

☒	annual report pursuant to section 13 or 15(d) of the securities exchange act of 1934

For the Fiscal Year Ended December 31, 2005

or

☐	transition report pursuant to section 13 or 15(d) of the securities exchange act of 1934

For the transaction period from/to

Commission file number 0-12033

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

B shares (SEK 1.00 nominal value)	14,823,478,760
A shares (SEK 1.00 nominal value)	1,308,779,918
C shares (SEK 1.00 nominal value)	0

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

☒  Large accelerated filer            ☐  Accelerated filer             ☐  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☒    Item 18  ☐

Indicate by check mark whether the registrant is a shell company.    Yes  ☐    No  ☒

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

FORM 20-F 2005 CROSS REFERENCE TABLE

Our Annual Report on Form 20-F consists of the Swedish Annual Report for 2005, with certain adjustments to comply with U.S. requirements, together with certain other information required by Form 20-F which is set forth under the heading Supplemental Information. The following cross reference table indicates where information required by Form 20-F may be found in this document.

Form 20-F Item Heading			Location in this document	Page Number
PART I
1	Identity of Directors, Senior Management and Advisors		Not applicable

2	Offer Statistics and Expected Timetable		Not applicable

3	Key Information
	A	Selected Financial Data	Two-Year Summary	24
			Supplemental Information
			Exchange Rates	170
			Supplemental Information
			Five-Year Summary	179
	B	Capitalization and Indebtedness	Not applicable
	C	Reason for the Offer and Use of Proceeds	Not applicable
	D	Risk Factors	Risk Factors	137

4	Information on the Company
	A	History and Development of the Company	Board of Directors’ Report
			Summary	27
			Acquisitions/Divestitures, Partnerships and Joint Ventures	32
			Capital Expenditures	31
			Information on the Company
			General	120
	B	Business Overview	Information on the Company	120
	C	Organizational Structure	Information on the Company
			Organization	129
			Supplemental Information
			Investments	180
	D	Property, Plant and Equipment	Information on the Company
			Property, Plant and Equipment	132
			Manufacturing and Assembly	132
4A	Unresolved staff comment		Not applicable

5	Operating and Financial Review and Prospects
	A	Operating Results	Board of Directors’ Report
			Goals, Strategy and Financial Results	28
			Notes to the Consolidated Financial Statements
			Note C21 Financial Risk Management and Financial Instruments	87
	B	Liquidity and Capital Resources	Board of Directors’ Report
			Balance Sheet and Cash Flow	30

i

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Form 20-F Item Heading			Location in this document	Page Number
			Notes to the Consolidated Financial Statements
			Note C20 Interest-Bearing Provisions and Liabilities	86
			Notes to the Consolidated Financial Statements
			Note C21 Financial Risk Management and Financial Instruments	87
	C	Research and Development, Patents and Licenses	Board of Directors’ Report
			Research and Development	32
			Information on the Company
			Research & Development	131
			Intellectual Property and Licensing	132
	D	Trend Information	Board of Directors’ Report
			Market Environment and Trend information	27
			Goals, Strategy and Financial Results	28
	E	Off-Balance Sheet Arrangements	Board of Directors’ Report
			Off Balance Sheet Items	31
			Notes to the Consolidated Financial Statements
			Note C21 Financial Risk Management and Financial Instruments	87
	F	Tabular Disclosure of Contractual Obligations	Board of Directors’ Report
			Material Contracts and Contractual Obligations	33

6	Directors, Senior Management and Employees		Corporate Governance
	A	Directors and Senior Management	Members of the Board	155
			Company Management	159
			Notes to the Consolidated Financial Statements
			Note C33 Subsequent Events	117
	B	Compensation	Notes to the Consolidated Financial Statements
			Note C29 Information Regarding Employees, Members of the Board of Directors and Management	100
	C	Board Practices	Corporate Governance
			Board of Directors	150
			Members of the Board	155
			Company Management	159
			Notes to the Consolidated Financial Statements
			Note C33 Subsequent Events	117
	D	Employees	Board of Directors’ Report
			Employees	37
			Notes to the Consolidated Financial Statements
			Note C29 Information Regarding Employees, Members of the Board of Directors and Management	100

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Form 20-F Item Heading			Location in this document	Page Number
	E	Share Ownership	Corporate Governance
			Members of the Board	155
			Company Management	159
			Notes to the Consolidated Financial Statements
			Note C29 Information Regarding Employees, Members of the Board of Directors and Management	100
			Share Information
			Shareholders	21

7	Major Shareholders and Related Party Transactions
	A	Major Shareholders	Share Information
			Shareholders	21
	B	Related Party Transactions	Notes to the Consolidated Financial Statements
			Note C30 Related Party Transactions	108
	C	Interests of Experts and Counsel	Not applicable

8	Financial Information
	A	Consolidated Statements and Other Financial Information	Consolidated Financial Statements	41
			Please see also Item 17 cross references
			Board of Directors’ Report
			Legal and Tax Proceedings	37
			Supplemental Information
			Dividends	171
	B	Significant Changes	Notes to the Consolidated Financial Statements
			Note C33 Subsequent Events	117

9	The Offer and Listing
	A	Offer and Listing Details	Share Information
			Offer and Listing Details	19
	B	Plan of Distribution	Not applicable
	C	Markets	Share Information
			Stock Exchange Trading	18
	D	Selling Shareholders	Not applicable
	E	Dilution	Not applicable
	F	Expenses of the Issue	Not applicable

10	Additional Information
	A	Share Capital	Not applicable
	B	Memorandum and Articles of Association	Supplemental Information
			Memorandum and Articles of Association	170
	C	Material Contracts	Board of Directors’ Report
			Material Contracts and Contractual Obligations	33

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Form 20-F Item Heading			Location in this document	Page Number
			Acquisitions/Divestitures, Partnerships and Joint Ventures	32
	D	Exchange Controls	Supplemental Information
			Exchange Controls	174
	E	Taxation	Supplemental Information
			Taxation	175
	F	Dividends and Paying Agents	Not applicable
	G	Statement by Experts	Not applicable
	H	Documents on Display	Information on the Company
			Documents on Display	120
	I	Subsidiary Information	Not applicable

11	Quantitative and Qualitative Disclosures About Market Risks		Board of Directors’ Report
			Risk Management	34
			Notes to the Consolidated Financial Statements
			Note C21 Financial Risk Management and Financial Instruments	87

12	Description of Securities Other than Equity Securities		Not applicable

PART II

13	Defaults, Dividend Arrearages and Delinquencies		Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable

15	Controls and Procedures		Corporate Governance
			Disclosure Controls and Procedures	166
16	Reserved

16A	Audit Committee Financial Expert		Corporate Governance
			The Audit Committee	152
			Notes to the Consolidated Financial Statements
			Note C33 Subsequent Events	117

16B	Code of Ethics		Corporate Governance
			Introduction	146

16C	Principal Accountants Fees and Services		Notes to the Consolidated Financial Statements
			Note C31 Fees to Auditors	110
			Corporate Governance
			Audit Committee Pre-Approval Policies and Procedures	166

16D	Exemptions from the Listing Standards for Audit Committees		Corporate Governance
			Independence Requirements of the Board	168

16E	Purchase of Equity Securities by the Issuer and Affiliated Purchasers		Not applicable

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Form 20-F Item Heading		Location in this document	Page Number

17	Financial Statements	Consolidated Income Statement	41
		Consolidated Balance Sheet	42
		Consolidated Statement of Cash Flows	43
		Consolidated Statement of Changes in Equity	44
		Notes to the Consolidated Financial Statements	45

18	Financial Statements	Not applicable

19	Exhibits
	Exhibit 1	Articles of Association, incorporated by reference to our Form 6-K filed May 16, 2006.
	Exhibit 3	Not applicable
	Exhibit 4	Memorandum of Agreement, dated 25 October 2005, Telefonaktiebolaget LM Ericsson and Marconi Corporation plc
	Exhibit 5	Not applicable
	Exhibit 6	Please see Note C1 to the Consolidated Financial Statements, “Significant Accounting Policies”	45
	Exhibit 7	For definitions of certain ratios used in this report, please see Two-Year Summary	24
	Exhibit 8	Please see Supplemental Information, Investments	180
	Exhibit 11	Our Code of Business Ethics and Conduct is included on our web site at http://www.ericsson.com/about /code_business_ethics/index.shtml
	Exhibit 12	302 Certifications
	Exhibit 13	906 Certifications
	Exhibit 15 (a)	Consent of Independent Registered Public Accounting Firm

v

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

FINANCIAL HIGHLIGHTS

SEK million	2005	20041)
Net sales	151,821	131,972
Operating income	33,084	26,706
—operating margin	21.8%	20.2%
Net income	24,460	17,836
Earnings per share, diluted, SEK	1.53	1.11
Cash dividends per share, SEK	0.45[2] )	0.25

YEAR-END POSITION, SEK million
Total assets	208,829	186,186
Working capital	86,980	69,268
Capital employed	133,621	115,144
Property, plant and equipment	6,966	5,845
Stockholders’ equity	104,677	80,445
Minority interests	850	1,057
Interest-bearing provisions and liabilities	28,094	33,643
Net cash	53,411	42,911

RATIOS
Return on equity	26.2%	24.2%
Return on capital employed	28.7%	26.4%
Equity ratio	50.5%	43.8%
Capital turnover	1.2	1.2
Inventory turnover	5.0	5.7
Accounts receivable turnover	4.1	4.1

STATISTICAL DATA, YEAR-END
Number of employees
—Worldwide	56,055	50,534
—Of which in Sweden	21,178	21,296
Export sales from Sweden, SEK million	93,879	86,510

*	This year, there is only a two-year comparison due to the change to IFRS. For definitions of measures used, please see page 19, “Two-Year Summary”. For further information on our transition to IFRS, please see Notes to the Consolidated Financial Statements—Note C1, “Significant Accounting Policies”.
1)	2004 has been restated in accordance with IFRS.
2)	For 2005, adopted by the Annual General Meeting, April 10, 2006.

NET SALES:

Strong growth in global services and mobile networks fueled the 15 percent increase.

OPERATING MARGIN:

Record operating margin reflects our commitment to operational excellence.

NET INCOME:

Net income grew by 37 percent making 2005 the most profitable year in Ericsson’s history.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NET CASH:

Net cash increased by 24 percent to our highest level ever. This strong cash generation allowed our Board of Directors to propose an 80 percent dividend increase.

RETURN ON EQUITY AND EQUITY RATIO:

Record profits lead to strong returns for shareholders and 26.2 percent ROE. Equity ratio now above 50 percent.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

WHAT IT MEANS TO BE THE PRIME DRIVER IN AN ALL-COMMUNICATING WORLD

From the time our first cry announces our arrival into the world, our need to communicate starts to grow. Interacting with our parents and friends and sharing ideas, we develop our social skills and communication becomes a fundamental part of our lives. We soon want to communicate over longer distances and while on the move.

Mobile communication is now a part of the everyday lives of some two billion people. New ways to enjoy media are emerging with news, music, gaming, television and other experiences conveniently available any time and any place via fixed and mobile broadband. Communication is also improving our professional lives with greater working efficiency, smarter business processes and increased flexibility in blending private and professional life. These are all vital elements of our vision that motivate us as we lead the way into the all-communicating world of the future.

However, two-thirds of the world’s population still do not benefit from communication services. Making communication available and affordable for everybody is an equally important dimension of our vision.

Putting appealing, easy-to-use communication services in the hands of billions of users is a great challenge. It requires not only innovation and technology leadership but also a deep understanding of consumer requirements, market conditions and the ability to undertake large scale assignments. Only a few companies can make this work end-to-end, all the way from one person to another, regardless of which devices and networks they are using.

Ericsson thrives on such technical challenges, but being the prime driver also requires people working together to create new services, new solutions, new ways of communicating for the benefit of all people. At Ericsson we have all of this, and that’s one reason why operators choose to partner with us more than with any other supplier. That’s also why we can confidently say that we are uniquely positioned to be the Prime Driver in an All-Communicating World.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

TO MY FELLOW SHAREHOLDERS,

2005 was a tremendous year for Ericsson and for the communications industry as a whole. A record number of people signed up for mobile services, raising the total number of mobile subscriptions by 450 million. Almost 800 million mobile phones were sold and shipments of radio network equipment reached an all-time high. With Ericsson’s 15 percent sales growth outpacing the rate of the mobile systems market, we clearly benefited from these strong industry trends. Our large installed base enabled us to leverage our position with existing customers to gain market share as we entered into new business agreements in all regions of the world.

Financially, we delivered solid profitability with group operating margins of 21.8 percent and a net income increase of 37 percent. This ability to increase our net income significantly faster than sales, demonstrates the importance of scale and our commitment to operational excellence.

2005 was exciting from other perspectives as well. During the year we started to manufacture GSM systems in India and expanded our research and development capacity in the US and China. Our Marconi acquisition extends our market share and customer base with fixed-line operators worldwide. It also strengthens our offering in the strategically important areas of optical transmission, broadband access and related services, providing us with a new base for growth as operators continue their migration to “next generation” networks.

Our rapidly growing global services business now accounts for 28 percent of systems’ sales. This business consists of more recurring revenues and provides a relationship enhancing offering to our customers. As the year drew to a close, we announced the largest contract in the history of our company—an agreement with the operator 3 to build, manage and develop their 3G/WCDMA network in the United Kingdom. This follows similar contracts with the operator 3 in Australia and Italy. These and other agreements with major global operators demonstrate the power of our end-to-end capabilities. We have now publicly announced more than 60 managed services contracts around the world.

Our progress during the year positions us to bring better communication solutions to more people in all regions of the world. Most of the new mobile subscriptions this year came from emerging markets, with China and Russia reporting the largest number of additions. The continuing strong growth of mobile communications throughout most of Africa, Eastern Europe, Latin America and Asia Pacific contributes to global economic and social development, illustrating the vitality of what we do.

The significance of this should not be underestimated. Putting these statistics in human terms means that in the near future, more than 3 billion people, or almost half the world’s population, will be able to instantly connect to each other, essentially con-quering the obstructions of time and distance. It means that a mother, miles from medical care can quickly get advice on how to treat a sick child, farmers in rural India can check on commodity prices in New Delhi, an artist in Tanzania can market his products outside of his village. It means that people throughout the world have equal access to information in real time whenever and wherever they are. There are few inventions that have such a profound effect on the lives of so many.

As we enter 2006, operators in the US, Japan and other markets are in the early stages of the world’s first HSDPA mobile broadband rollouts, bringing data speeds of several megabits per second to mobile subscribers. We are there, as well as in many other markets, helping to bring communications and new capabilities to the world.

Over 90 WCDMA networks have been launched around the world, of which we are a supplier to 49. We expect to deploy this technology in more than a dozen new markets in the year ahead. By year end, we had already deployed 21 HSDPA networks in 17 countries and expect that most existing WCDMA operators will upgrade to HSDPA during 2006. We are excited about leading this next era of mobile communications.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

On the mobile phone side of the business, our mobile platforms technology is included in more WCDMA handsets than any other suppliers’. And Sony Ericsson Mobile Communications reported a record year of volumes, sales and profitability, ending the year with a very competitive product portfolio and strong momentum.

Throughout our 129-year history, we have consistently been at the forefront of innovation, responding to our customers’ needs and leading the industry into the future. As we continue to pursue our vision, I believe that we are entering 2006 as well positioned as we have ever been. This ability to be the prime driver of our industry is attributable to three crucial elements—Our long-term customer relationships, Our commitment to technology leadership and Our passion for operational excellence. I believe that it will be these same three things that will keep us on top in the years to come.

Carl-Henric Svanberg

President & CEO

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

LONG-TERM CUSTOMER RELATIONSHIPS

Strong, long-term customer relationships are integral to the success of our business. We have been building the foundations of today’s relationships for over 100 years and the benefits are still being seen by our shareholders, our customers and consumers. Only by having local resources on the ground and access to experts around the world, can we understand and respond to the unique needs and specific challenges of each customer. This is one reason why all of the world’s top ten mobile operators are our customers, including the largest operators on six continents.

Though our top 20 customers account for the majority of our sales, in total we have more than 425 customers in over 140 countries, and many of these customers have been with us for decades. Why do operators choose Ericsson? When we survey our customers, the responses we most often hear are the most basic: we listen, we are responsive, we are innovative, we understand the consumers and we deliver on our promises.

Of course it is also advantageous to consistently bring new technologies to market, to provide end-to-end solutions including mobile systems, fixed networks and a far-reaching services portfolio as well as cutting-edge mobile platforms and handsets. In this way we ensure that all elements of the network function together, from the core network to the radio base stations, all the way to the subscriber. Our managed services business has been a particularly strong relationship builder during 2005, as handling the day-to-day operations of a customer’s network creates a true partnership.

The mutual trust we build with our customers not only translates into business wins today but it enables us to better meet their future needs as well. Bringing us into the network planning process early enables us to coordinate our development efforts to correspond with where operators see their businesses going in the years ahead. While we receive valuable feedback from our customers, we are able to provide equally valuable consumer research back to them through Ericsson Consumer & Enterprise Lab. And through our Mobility World unit we have created a global network of over 100,000 content providers, application developers and operators to bring all elements of the communications value chain together to help drive the future of mobile data.

Ericsson and Maxis:

HELPING MAXIS INTRODUCE NEW DATA APPLICATIONS

Kugan Thirunavakarasu, head of Mobile Data, Maxis:

“Maxis is deploying 3G services to capitalize on the growth potential of new broadband applications and address the competitive dynamics of the Malaysian market. To do this effectively, we needed to work with a partner with a clear vision—Ericsson’s global reputation made them the obvious choice. We did not want to sit around and wait for the content market to develop—we wanted to create demand. Ericsson’s personalized mobile music portal and existing content relationships helped us to move forward. Ericsson’s ability to host, manage and integrate networks enabled us to reduce initial spending and focus on our core competencies. We are very pleased with the reliability of the network. Usage and revenue growth have exceeded our expectations and we foresee mobile music being a growth catalyst for the industry.”

THE ADVANTAGE OF TECHNOLOGY LEADERSHIP

Bringing faster, more reliable and cost-efficient networks to the world is what we do best. When operators choose their equipment suppliers they are often selecting a partner for the next 10-15 years to take them through not only the initial deployment but also the subsequent expansion and upgrade phase as new solutions come to market.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Our early involvement with, and substantial contribution toward, creating the world’s leading technology standards enable us to be first-to-market with many of these solutions. This is a key differentiator for Ericsson and a significant advantage for operators that choose Ericsson as their network partner.

With nearly one-third of our employees working in Research and Development and one of the industry’s largest mobile systems R&D programs, we are a technology leader. We hold over 20,000 patents worldwide and are a leading contributor to the standards of GSM and WCDMA technologies, as well as a considerable holder of Intellectual Property Rights (IPRs) in many other technologies. While our ability to license IPRs to other vendors generates additional profits for Ericsson, our deep commitment to developing technology based on open standards is key to our success.

In addition to both mobile and fixed networks, we also develop and license technology platforms, including the chip design and software that are inside many of the world’s most advanced GPRS and WCDMA handsets.

We have become much more efficient in recent years as we have consolidated R&D centers and focused our investments on fewer core technologies. This has enabled us to improve time-to-market and invest in new areas, such as multimedia solutions, while decreasing R&D as a percentage of sales. This is yet one more aspect of our technology leadership and a key component of our drive for operational excellence.

PASSION FOR OPERATIONAL EXCELLENCE

We believe that our business processes must be simple, efficient and better than those of our competitors and thus our operational excellence will be a competitive advantage. As a result of this focus and the dedication of our employees, this past year our operating expenses increased by only five percent while generating sales growth of 15 percent, resulting in record profitability. We also improved our on-time delivery to an all-time high while significantly increasing our radio base station volumes.

These are some of the results of operational excellence, but the daily effort it takes to get there is much more complex.

As we entered 2005 we introduced a new senior management position tasked with driving operational excellence throughout the company. By focusing on operational excellence and creating a more efficient organization we can shorten lead times, improve quality, reduce costs and motivate employees, all of which have helped us to generate very positive feedback from our customers in our annual satisfaction survey.

Some of the actions that we have taken include moving parts of our development function closer to the customer by including it within our business units. In this way we ensure that we are efficiently applying our resources to those areas that are most important for our customers. We have also created a new Multimedia Solutions group that is focused on leveraging our end-to-end capabilities to generate new consumer-focused solutions.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

We have made strides toward streamlining our organization with a focus on improving clarity and purpose in every unit and simplicity in every process. It is apparent in our interaction with customers, in the quality of our products and in the pride that our employees take in developing those products faster than our competitors and delivering on-time with our commitments.

There is still much work to be done. In the year ahead, one important area will be to ensure operational excellence as we integrate the recently acquired Marconi operations, particularly in relation to sourcing, sales and delivery precision.

Operational Excellence requires innovation and long-term planning to ensure that we are all working in the simplest and smartest way possible. We will continue to pursue this in all of our business processes. This will enable us to meet the customers’ needs and outperform the competition, a prerequisite for Ericsson to achieve true world leadership.

UNDERSTANDING OUR MARKETS

Our long-term presence in many of the world’s markets translates into a deep understanding of local market conditions for business and insights into the global trends driving change.

Consolidation has picked up momentum in recent years, creating larger multinational operators. This is primarily driven by the need for improved economies of scale, business growth, expansion into new markets and the desire to better serve subscribers. More complex technology and the need to reduce costs have increasingly led operators to outsource network management to vendors like Ericsson. While these drivers are constant throughout many parts of the world, markets are in different stages of developing their communications sector.

EMERGING MARKETS*

(45 percent of Ericsson’s Sales)

For people in many parts of the world, access to traditional fixed network services is very limited. Here mobile networks are the best solution for rapid large-scale deployment. While GSM networks have been rolled out in most big cities, there is still much work to do to increase coverage in rural areas and boost capacity in larger cities. With subscriber penetration still low in most of these markets, we are working with our customers to shrink the “digital divide.” We are doing this by reducing the total cost of ownership for operators and developing relevant local applications. Progress is being made as Africa has been doubling its subscriber base every two years and India is adding well over two million subscribers per month. Despite the fact that many of the new users are coming from areas with much lower average income than today’s subscribers, their collective purchasing power is significant. In some of these markets, the rollout of mobile broadband is leading to an acceleration of data usage. We expect that this will spread to many more markets in the years ahead as governments award 3G licenses and locally relevant content continues to be developed.

*	The GSM Association (GSMA) defines an emerging market as a country with a GNP per capita index below the World Bank average and a mobile penetration below 60 percent.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

DEVELOPED MARKETS

(55 percent of Ericsson’s sales)

Despite high penetration levels, there is still room to grow. Operators are focused on retaining subscribers, stimulating increased usage and introducing attractive new data services to generate additional revenues. This is driving capacity additions to existing GSM networks and the rollout of WCDMA/HSDPA. As of year-end, there were almost 50 million WCDMA subscriptions worldwide and this number is expected to grow significantly in the years ahead. Operators are now beginning to upgrade their WCDMA networks to HSDPA to further improve speed and efficiency. As usage is on the rise and both fixed and mobile data are experiencing rapid growth, many of these operators will need to make additional investments into capacity and transmission. Meanwhile, operators are in the initial stages of making the evolution to all-IP converged networks. This will enable operators who operate both fixed and mobile networks to cost-effectively deliver multimedia content including pictures, music, video and television over either of these access points.

OUR MARKET-SPECIFIC APPROACH

Regardless of the individual market and the level of development, our approach is the same—we leverage our local presence, consumer understanding, global scale and technology leadership to win business and serve the customer. Being able to understand the local markets and rely on the knowledge and expertise of a global organization brings a very powerful proposition to our customers. It is the Ericsson people that make the difference.

Consumer & enterprise Lab: Understanding the End User

Consumer & Enterprise Lab is our specialized unit for understanding consumer behavior, which is crucial to successfully bring new products and services to market. To help gain such knowledge, we annually conduct over 20,000 consumer interviews in key markets. Henrik Pals-son, Head of Consumer & Enterprise Lab, emphasizes the importance of understanding market trends; “In most countries, adoption of new services is driven by teenagers and young adults, so knowing their habits and attitudes towards different products and services is vital. For operators to

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

be successful they must define the segments they are targeting and package their offerings accordingly. Our long-term presence in most markets and our understanding of consumer behavior are key differentiators that enable us to provide market-specific solutions to our customers as we work to develop revenue-generating services.”

OUR BUSINESS STRATEGY

To ensure that we are focusing our resources on the most important solutions needed to drive the industry forward, we prioritize our work around five clear areas that have been discussed and agreed to by Ericsson’s 200 top managers at our annual Global Management Conference. These concepts are then shared with the entire organization and put into practice in our daily business. This is one more way that we ensure that all of us at Ericsson are working toward the same goals:

LEAD wireless in 2G, 3G and beyond

We will reinforce our market leadership and further develop our wireless technology to make 2G more efficient and 3G more advanced.

DRIVE complete solutions using telecom grade standards

Working end-to-end and being a major contributor to the world’s leading technology standards means that we see the whole picture, ensuring operators have access to everything they need to launch consumer services.

CREATE more efficient and flexible networks using IP and IMS

Internet Protocol (IP) is transforming telecommunications, and our investments into IMS are starting to be rewarded. We will continue to lead the industry in migrating both fixed and mobile operators towards converged IP-based networks which are able to handle all forms of communications traffic.

EXPAND into high potential business areas

Over the last several years we have built the largest global services business in our sector and in 2005 clearly anchored our leadership with a number of strategic wins. Our Marconi acquisition will also expand our offerings in optical transmission and broadband access, areas where we see strong opportunities going forward.

INNOVATE to develop the market-leading products and services of tomorrow

Our technology leadership enables us to play a significant role in defining standards, developing technologies, growing our patent portfolio and launching innovative products and services.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

LEADING THE WAY TO THE FUTURE

As one of the world’s largest multinational operators, with networks in 18 countries, Telefonica is a valued customer of Ericsson and a prime example of how we can leverage our global footprint and end-to-end solutions to expand our business opportunities. Ericsson is the prime vendor for Telefonica’s GSM/WCDMA network in their home country of Spain. So when it came time to rollout GSM in their Latin American markets, they chose Ericsson to supply most of their equipment and services once again. But it didn’t stop there. In April 2005, Telefonica announced that it had turned to Ericsson for its most ambitious project yet—the world’s first commercial launch of an IP Multimedia Subsystem (IMS). IMS is an important step on the road toward the converged networks of the future, where new and enriched services and common functions will be reused for multiple fixed and mobile applications. In this way, operators that have both fixed and mobile operations can add additional revenue streams and reduce their operating costs while delivering exciting new applications to their subscribers. This includes video telephony, conference calling, presence management, instant messaging, email and much more. Telefonica and Ericsson are leading the way to the converged world of the future, where consumers have access to richer content and advanced applications on the device that best suits their individual needs.

WINNING PROPOSITIONS

Our winning propositions address growth opportunities as well as cost savings for our customers. Our approach is to apply our competence, technology and large-scale efficiency with innovative business solutions. Focus is on optimized total cost of ownership for operators—lowering financial hurdles while providing new services to encourage subscriber growth and increased usage.

ENTERING NEW GEOGRAPHIC TERRITORIES—EXPANDER SOLUTIONS

In many countries, operators face the challenge of cost effectively addressing new geographic markets where subscriber density may initially be very low. Our studies show that consumers in these markets have similar needs as those in more developed markets with higher penetration levels. The main differences are found in monthly spending and affordability of handsets.

To serve this segment, operators must be able to profitably run operations at much lower revenue levels. An operator’s network cost is mainly driven by the number of radio base station sites needed to provide the coverage and capacity for the required quality of service.

Applying the advanced functionality and flexibility of our high performance radio base stations, we can reduce the number of sites an operator needs by one-third. With capital expenditures as well as operating costs some 30 percent lower than traditional configurations, operators can offer services at prices affordable to a much larger population.

Taking a total cost of ownership approach also means that our Expander solutions have been designed to not only provide basic services at low cost, but also to prepare for the rollout of more advanced services and increased capacity in a simple and scalable way, without having to add more sites.

BROADBAND EVERYWHERE—EFFICIENT EVOLUTION TO ALL-IP

The Internet community, with more than one billion users, is driving the rapid growth of broadband access. With faster speed and better performance, Internet users are discovering new ways to communicate and easy access to content. Now, the introduction of mobile broadband is making it possible to stay connected and enjoy these Internet services while on the move.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Evolving today’s voice and data networks into more adaptable, cost-efficient all-IP networks is a critical challenge to the future success of many operators. But operators cannot afford to abandon their existing investments and convert to all-IP in one giant step. They need an incremental step-by-step approach.

Our evolution path to an all-IP network combines the best of today’s telephony services with broadband data and entertainment services. Application of our softswitch solution can reduce core network operating costs by 50 percent while preserving existing services and prior investments in transmission and switching nodes. The addition of Ericsson IMS enables new IP-based services for both mobile and fixed access users, and facilitates the smooth introduction of new services in parallel to legacy services supported by softswitch.

INCREASED OPERATIONAL EFFICIENCY—SERVICES

Operators are continuously challenged to keep spending under control while launching a wider range of services for new revenue streams. Many operators are considering outsourcing non-core business operations to increase their flexibility in meeting these challenges. As an industry leader in this area, we are well placed to advise operators on the strategies and solutions that best support their goals.

Cost reductions of some 15-20 percent can typically be achieved with our managed services offerings. Our approach targets the operator’s business objectives, seeking powerful and flexible solutions with consumer benefits. For operators, this means reduced risks, lower costs and a faster time to market. Consumers enjoy attractive, reliable services, strengthening the operator’s market position.

Ericsson and Rogers Communications inc.

LAUNCHING NEW SERVICES

Bob Berner, Chief Technical Officer, Rogers Communications Inc.:

“Ericsson has consistently provided high-quality, wireless network equipment and services for Rogers and our customers across the country. Their global experience, technology leadership and on-the-ground expertise make them an invaluable part of our success in the Canadian market.”

Our end-to-end approach brings us closer to our customers. Nowhere is this more evident than with Canadian-based Rogers Communications. Rogers is known for its unique asset mix of mobile wireless, broadband data, digital cable services, telephony, and media properties. For the past 20+ years, Ericsson and Rogers have cultivated a strong partnership which has helped position Rogers as a leader in the Canadian market, providing a high-quality network and innovative service offerings to their customers. We provide expertise that assists Rogers in a wide variety of areas including consumer understanding, deployment services, and network integration and optimization. This value-added support demonstrates Ericsson’s understanding of the end-user trends, requirements and opportunities. Recently, Rogers chose Ericsson as its exclusive systems integrator and supplier for the deployment of its high-speed WCDMA/HSDPA voice and data network. With the introduction of HSDPA, Rogers extends its leadership as Canada’s largest supplier of wireless data services. By aligning our efforts with Rogers specific needs at specific points in time, we have created a partnership that enables us to help drive the customer’s strategy.

Ericsson in Nigeria

RAPID SUBSCRIBER GROWTH

Nigeria is the largest country in Africa with a population of more than 140 million. Though Nigeria currently has less than 10 percent mobile penetration, this number is growing rapidly. Five years ago Nigeria represented limited business opportunity, but the beginning of the GSM rollouts in 2001 changed that. Nigeria is

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

now a top 20 market in terms of sales and we have a leading market share, supplying more than two-thirds of the country’s network equipment. We provide a variety of solutions to four of the top operators in Nigeria including GSM, GPRS and EDGE networks, softswitch, mobile applications and professional services. According to Leif Edwall, Managing Director of Ericsson Nigeria, “Nigeria is a perfect example of Ericsson’s ability to use our local presence and global scale to win new business. When South Africa based MTN entered the Nigerian market our existing relationship with them through our previous work in many other markets put us in an excellent position to be their primary supplier here as well. Our hardworking team in Nigeria enables us to be the supplier of choice, not only for MTN, but also for M-Tel, VMobile and Nitel. Our dedicated local team maintains very good business relations with our customers.”

OUR MARKET POSITION

MOBILE TECHNOLOGY LEADERSHIP

We are the world’s leading supplier of GSM, GPRS, EDGE, WCDMA and HSDPA equipment and services, the technology family that connects more than 80 percent of the world’s mobile subscribers. We are also leading the market in upgrading networks to mobile broadband via WCDMA/HSDPA.

UPGRADING NETWORKS TO IMS AND SOFTSWITCH

Ericsson has comprehensive solutions for upgrading networks to IMS and Softswitch architectures. Ericsson Mobile Platforms includes IMS client architecture in their new releases. We have a leading position in IMS and Softswitch, with solutions for both fixed and mobile networks.

GROWING WITH GLOBAL SERVICES

Our Global Services include network rollout, systems integration, technical support and managed services (network operation and hosting). As a result of our world-class expertise, Ericsson was entrusted to plan, build and integrate over 800 networks during 2005.

EMPOWERING FIXED BROADBAND

Our IP-solutions for upgrading fixed networks to accommodate broadband traffic enable operators to offer their subscribers richer data content and a faster, lower-cost experience. We have a strong position in Ethernet-based broadband access and with Marconi’s ATM-based broadband access we will establish a top-tier global position.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

SONY ERICSSON—OUR LINK TO THE CONSUMER

Sony Ericsson Mobile Communications is a 50/50 joint venture that combines our technology leadership with Sony’s consumer electronics expertise. These complementary strengths enable Sony Ericsson to bring innovative products to market and provide us with valuable insight into consumer trends. In 2005, Sony Ericsson once again started a mobile phone trend with the introduction of several Walkmans®-branded music phones. The W800 was the first in the industry to offer a quality digital music experience and a high-performance 2 mega pixel auto-focus camera, combined with a full-feature mobile phone. Another innovative and popular model, the K750, raised the bar for imaging quality in mobile phones, winning a number of industry awards including the coveted TIPA (Technical Image Press Association) award for Best Mobile Imaging Device.

These successful 2005 launches helped to propel Sony Ericsson to new heights in 2005. The joint venture reported record sales and profitability and enhanced its position with a number of leading operators and distributors.

Sony Ericsson continues to expand its portfolio by adding a variety of handsets designed and priced for different market segments. In the emerging WCDMA market, the K600 offers an attractive and affordable handset with no compromise on size or design. Additions to the 2G portfolio include basic affordable models, camera phones and sleek clamshell designs. This broadening phone portfolio, combined with Sony Ericsson’s accessories, PC-cards and Machine-to-Machine solutions, demonstrate the company’s progress in becoming a leading supplier of a full range of innovative and feature-rich products.

COMMITMENT TO OUR EMPLOYEES

Ericsson is a knowledge company and, as such, we depend on the competence and productive engagement of all of our employees. This is brought into the business context every day through technology leadership, customer responsiveness and operational excellence. Though over 20,000 patents have been registered under Ericsson’s name, the true power of this accomplishment is that each of these patents represents an innovation created by an Ericsson employee.

Our ways of working are based on our core values of professionalism, respect and perseverance. Together they form an essential part of the Ericsson brand and are a key contributor to the company’s continued success. We strive to foster an organization and culture where employees meet challenges with confidence, passion, responsiveness and accountability. They are also well prepared with the most up-to-date industry practices and technological expertise that support the company’s goals and strategies.

To facilitate this, we have built an efficient infrastructure to access and share information including knowledge networks and training centers with customized web-based learning tools.

To ensure the level of expertise of individual employees as well as the company as a whole, we regularly assess our competency requirements and the capabilities of our workforce. We solicit employee input through an

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

annual survey and in 2005 almost 93 percent of our employees participated. This extraordinarily high level of participation reflects our commitment to employee development and our employees’ strong commitment to help continuously improve our preparedness for future opportunities.

Motivated and competent employees, working for a common cause and acting as one company, are the foundation of our success and the prerequisite to achieve our ultimate goals—customer satisfaction and strong profitability. We strive to provide a stimulating work environment characterized by continuous learning and commitment to innovation. In return, our employees take pride in their work and make the difference with our customers.

It is important for Ericsson to be the employer of choice. We work hard to ensure that employees feel that they are making a real contribution to something important and that their efforts are recognized and appreciated. Only by clearly understanding what the company stands for and where our opportunities lie, can we work in unison to ensure success.

Ericsson and 3

MANAGING NETWORKS FOR OPERATOR 3

Jacqueline Hey, Head of Ericsson Northwest Europe:

“Though we are a very innovative company with excellent technology and strong service delivery, at the end of the day our biggest strength is the people we have on the ground.”

When the operator 3 of the Hutchison Whampoa Group asked us to manage their U.K. network in a 7-year deal signed this past December, it was celebrated throughout our company. This is true not only because this partnership represents the largest contract in our 129-year history, but because it was the 3rd country where 3 decided to trust us with this critical function.

This is not a decision that an operator takes lightly as it requires a great deal of trust to commit to this handover. Yet when 3 asked themselves who do they trust to run their network, Ericsson was the answer all three times—first in Australia, then in Italy and now in the United Kingdom.

Unlike the previous two managed services deals where we were actively supplying the equipment for their network buildout, in the case of 3 UK Ericsson was not an infrastructure supplier before the managed services agreement. That is one more reason why 3 UK is particularly rewarding. As a result of this partnership, a supply of equipment, additional technology and related services will also be part of our future relationship.

The size and breadth of these agreements are prime examples of how our industry leading services organization, technology leadership, geographic reach and consistent performance make us the supplier of choice for most of the world’s leading operators.

OUR BUSINESS HELPS CREATE A BETTER WORLD

Ericsson is committed to making positive contributions to the communities in which we work and the world in which we live. Corporate Responsibility encompasses everything we do to build an enduring value-creation capability for all our stakeholders; customers, employees, investors and society as a whole. We strive to maintain the necessary controls to minimize risk, and we link our products and services to an overall business goal of sustainable growth.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Our corporate responsibilities are founded on three main principles:

Economic Prosperity: Pursuing sustainability based on sound economic principles. We contribute to growth in the communities in which we do business; we reduce our customers’ operating costs with an energy-lean portfolio; we help to bridge the “digital divide” by making communication affordable to all.

Environmental Performance: Designing products and services to minimize impacts. We use design for environment (DfE) to avoid hazardous substances and decrease power consumption. Also, telecommunication reduces the need for personal transportation.

Social Equity: Supporting the UN Global Compact. Ericsson was one of the first companies to commit to the Compact’s ten principles, covering human rights, fair labor practices, the environment and anti-corruption.

ERICSSON AND THE ENVIRONMENT

Ericsson supports the UN Global Compact.

In 2005, we were again included in the FTSE4Good and the global DJSI World indexes. And 2005 we were also included in the European DJSI STOXX Index for the first time, where we were named the Technology Equipment Supersector Leader.

We are also listed as one of the top 100 most sustainable companies by Global 100.

2005 Highlights

We adopted a risk-based approach to supply chain management to better govern implementation of our code of conduct.

Ericsson launched a new business model in Tanzania, designed to provide affordable and profitable mobile services to rural users, further building on our partnership with the United Nations Development Program (UNDP) and the Swedish International Development Cooperation Agency (SIDA) in Tanzania.

Ericsson Response is our global initiative to rapidly establish communications anywhere in the world in response to human suffering caused by disasters. We provided support following many natural disasters, including tsunamis, earthquakes and hurricanes in Asia, the Middle East and the Americas.

Ericsson employees made numerous positive contributions to society in the countries where they work and live. These activities were determined by employees according to local needs.

We improved our focus on product energy efficiency. Our 2005 WCDMA radio base stations consume 60 percent less energy than 2001 models. And we plan to reach another 50 percent reduction from 2005 levels by 2008.

From August 13, 2005 Ericsson complies with the EU Directive on Waste Electrical and Electronic Equipment (WEEE). Our Ecology Management Take-Back implementation has begun in more than 30 markets to reduce waste and promote recycling.

We worked to ensure compliance with the EU RoHS (Restriction of the Use of Certain Hazardous Substances) directive by July 1, 2006. RoHS concerns the use of certain substances in electrical and electronic equipment.

For more information, see www.ericsson.com/corporate_responsibility

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

ANTICIPATING THE FUTURE

Over the past decade, developments in computers, telecommunications and television have been remarkable—leading to a new era of social and economic progress. While these changes may seem to have occurred overnight, in reality, they were many years in the making.

Looking back at forecasts from the mid-1990’s, the International Telecommunications Union (ITU) expected one billion mobile subscribers by 2005. In actuality, the two billion subscriber mark was passed during 2005 and is now on the way to three billion before 2010, making mobility the preferred and more often, the only method of telecommunications.

Consumer demographics are shaping the market. Today’s teenagers and young adults spend more on mobile, Internet and entertainment services than previous generations. As this “mobile generation” matures, and new generations are born into a mobile world, consumer spending on mobile communications should increase. This is a great opportunity for our customers to attract new subscribers and grow their business, but only if they have a good technology partner—one that understands the consumer and is prepared for the future.

Our products have very long life cycles, often stretching 20 years or more. Volume deployments of GSM started in the mid 1990’s and 2005 saw the highest ever shipments. While volume deployments of WCDMA are just beginning, we are already investing R&D into the development of even more advanced technologies so that we will be ready for the next technology wave.

Looking ahead, fixed and mobile networks will converge around a common core network and service layer, providing operators with substantial cost savings. Broadband access combined with an all-IP network environment will offer consumers transparent access to services in the most convenient way. This combined with the rapidly increasing subscriber base and consumer demographics bodes well for our business.

With a long-term-plan and a guiding vision to be the prime driver in an all-communicating world, we will continue to lead our customers into the future as we drive the growth of this fascinating industry.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

SHARE INFORMATION

STOCK EXCHANGE TRADING

Ericsson’s Class A and Class B shares are traded on the Stockholm Stock Exchange (Stockholmsbörsen) and the Class B shares are also traded on the London Stock Exchange.

In the United States, the Class B shares are traded on NASDAQ in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR) under the symbol ERICY. Each ADS represents 10 Class B shares.

Approximately 43 (62) billion shares were traded in 2005, of which about 73 (74) percent on the Stockholm Stock Exchange, about 16 (15) percent on NASDAQ, and 11 (11) percent on the London Stock Exchange. Trading volume in Ericsson shares decreased by approximately 31 percent on the Stockholm Stock Exchange and by approximately 31 percent on NASDAQ as compared to 2004.

In 2005, Ericsson was included in the Dow Jones STOXX Sustain ability Index.

SHARE PRICE TREND

In 2005, Ericsson’s total market value increased by about 29 percent to approximately SEK 441 billion (SEK 343 billion in 2004). The OMX SPI index on the Stockholm Stock Exchange increased by 31 percent, the NASDAQ telecom index decreased by approximately 7 percent and the NASDAQ composite index increased by approximately 2 percent in 2005.

SHARE CAPITAL

As of December 31, 2005, Ericsson’s share capital was SEK 16,132,258,678 (16,132,258,678) represented by 16,132,258,678 shares. The par value of each share is SEK 1.00. As of December 31, 2005, the shares were divided into 1,308,779,918 (1,308,779,918) Class A shares, each carrying one vote, and 14,823,478,760 (14,823,478,760) Class B shares, each carrying one-tenth of one vote. As of December 31, 2005, Ericsson held 268,065,241 of its Class B shares.

No Class C shares, each carrying one-thousandth of one vote, are outstanding.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

SHARE DATA

	2005	2004
Earnings per share, diluted (SEK)1)	1.53	1.11
P/E ratio, Class B shares1)	18	19
Dividend (SEK)2)	0.45	0.25

1)	For 2004 restated in accordance with IFRS.
2)	For 2005, adopted by the Annual General Meeting, April 10, 2006.

SHARE PRICES ON THE STOCKHOLM STOCK EXCHANGE (SEK)

	2005	2004	2003	2002	2001
Class A at last day of trading	27.50	21.70	13.90	8.60	42.25
Class A high for year (October 4, 2005)	28.70	26.10	16.80	42.89	91.00
Class A low for year (February 22, 2005)	19.80	14.00	5.55	3.80	23.98
Class B at last day of trading	27.30	21.20	12.90	6.10	41.35
Class B high for year (October 4, 2005)	29.00	24.50	14.60	44.78	88.11
Class B low for year (February 22, 2005)	19.40	12.70	4.11	2.96	23.18

Offer and listing details

Host market NASDAQ ADS Prices

The tables below state the high and low sales prices quoted for our ADSs on NASDAQ for the last five years. The NASDAQ quotations represent prices between dealers, not including retail mark-ups, mark-downs or commissions, and do not necessarily represent actual transactions.

Principal trading market the Stockholm Stock Exchange Share prices

The tables below state the high and low sales prices for our Class A and Class B shares as reported by the Stockholm Stock Exchange for the last five years. The equity securities listed on the A-list of the Stockholm Stock Exchange’s Official Price List of Shares currently comprise the shares of 53 companies. Trading on the exchange generally continues until 5:30 p.m. each business day. In addition to official trading on the exchange, there is also trading off the exchange during official trading hours and also after 5:30 p.m. Trading on the exchange tends to involve a higher percentage of retail clients, while trading off the exchange often involves larger Swedish institutions, banks arbitraging between the Swedish market and foreign markets, and foreign buyers and sellers purchasing shares from or selling shares to Swedish institutions.

The exchange publishes a daily Official Price List of Shares which includes the volume of recorded transactions in each listed stock, together with the prices of the highest and lowest recorded trades of the day. The Official Price List of Shares reflects price and volume information for trades completed by the members.

The annual high and low market prices on these markets were as follows:

ANNUAL HIGH AND LOW MARKET PRICES

	NASDAQ		THE STOCKHOLM STOCK EXCHANGE
	USD per ADS1)		SEK per Class A share		SEK per Class B share
Period	High	Low	High	Low	High	Low
2001	97.50	22.03	91.00	23.98	88.11	23.18
2002	43.33	3.40	42.89	3.80	44.78	2.96
2003	18.85	5.20	16.80	5.55	14.60	4.11
2004	34.57	17.93	26.10	14.00	24.50	12.70
2005	37.19	27.78	28.70	19.80	29.00	19.40

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Share market prices prior to August 8, 2002, have been adjusted for the stock dividend element of the stock issue.

1)	One ADS = 10 Class B shares. (Prior to October 23, 2002, one ADS = one Class B share. Share prices have been adjusted accordingly.)

Quarterly high and low market prices

The table below states the high and low sales prices for each quarter of 2004 and 2005.

	NASDAQ		THE STOCKHOLM STOCK EXCHANGE
	USD per ADS1)		SEK per Class A share		SEK per Class B share
Period	High	Low	High	Low	High	Low
2004
First Quarter	31.41	17.93	25.10	14.00	23.50	12.70
Second Quarter	32.32	24.72	26.10	20.50	24.50	19.10
Third Quarter	31.37	23.18	24.50	19.50	23.20	17.40
Fourth Quarter	34.57	27.76	24.10	20.70	23.80	19.80

2005
First Quarter	32.49	27.78	22.40	19.80	22.10	19.40
Second Quarter	33.87	27.80	26.10	19.80	26.30	19.70
Third Quarter	36.99	31.74	28.40	24.30	28.50	24.30
Fourth Quarter	37.19	32.17	28.70	25.30	29.00	25.20

1)	One ADS = 10 Class B shares

Monthly high and low market prices

The table below states the high and low sales prices for each of the last nine months (August 2005 to April 2006).

	NASDAQ		THE STOCKHOLM STOCK EXCHANGE
	USD per ADS1)		SEK per Class A share		SEK per Class B share
Month	High	Low	High	Low	High	Low
August 2005	36.99	33.50	27.70	25.50	27.80	25.30
September 2005	36.87	34.75	28.40	25.70	28.50	25.70
October 2005	37.19	32.19	28.70	25.30	29.00	25.20
November 2005	33.91	32.17	27.50	25.80	27.50	25.60
December 2005	35.15	32.86	28.30	26.50	28.10	26.40
January 2006	37.00	33.63	28.90	25.80	28.80	25.60
February 2006	36.44	33.94	28.10	26.40	28.00	26.30
March 2006	39.37	33.78	30.90	26.60	31.00	26.70
April 2006	39.28	34.62	29.90	26.00	30.00	26.10

1)	One ADS = 10 Class B shares

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

CHANGES IN NUMBER OF SHARES AND CAPITAL STOCK 2001-2005

		Number of shares	Capital stock
2001	Conversions of convertible debentures	168,395	168,395
2001	New issue (Class C shares) (later converted to Class B)	155,000,000	155,000,000
2002	Conversions of convertible debentures	560	560
2002	New issue (Class B shares) 1:1	7,908,754,111	7,908,754,111
2003	New issue (Class C shares) (later converted to Class B)	158,000,000	158,000,000
2003	December 31	16,132,258,678	16,132,258,678
2004	December 31 (no changes)	16,132,258,678	16,132,258,678
2005	December 31 (no changes)	16,132,258,678	16,132,258,678

SHAREHOLDERS

As of December 31, 2005, we had 869,861 shareholders registered at VPC (the Swedish Securities Register Center). According to information provided by Citibank, there were 119,361,288 ADSs outstanding as of December 31, 2005 and 6,298 registered holders of such ADSs. A significant number of the ADSs are held of record by banks, brokers and/or nominees for the accounts of their customers. As of December 31, 2005, banks, brokers and/or nominees held ADSs on behalf of 224,696 accounts.

According to information known by year-end 2005, approximately 81 (80) percent of our Class A and Class B shares were owned by Swedish and international institutions.

TEN LARGEST COUNTRIES OF OWNERSHIP

	As of December 31,
Percent of capital	2005	2004
Sweden	54.1%	53.7%
United States	26.5%	26.9%
United Kingdom	4.3%	4.7%
Luxembourg	3.8%	4.1%
Switzerland	1.8%	1.7%
Germany	1.1%	1.2%
France	1.1%	0.9%
Netherlands	0.9%	—
Belgium	0.9%	0.9%
Denmark	0.9%	0.8%
Japan	0.6%	—
Other countries	4.0%	4.1%

Source: SIS Ägarservice AB

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

The following table sets forth share information, as of December 31, 2005, with respect to our largest shareholders registered at VPC and known by us, ranked by percentage of voting rights:

LARGEST SHAREHOLDERS BY VOTING RIGHTS, DECEMBER 31, 2005

Identity of person or group1)	Number of Class A shares	Percentage of total Class A shares	Number of Class B shares	Percentage of total Class B shares	Voting rights, percent	Percentage of capital
Investor AB	513,320,192	39.22	297,073,324	2.00	19.46	5.02
AB Industrivärden	372,000,000	28.42	5,100,000	0.03	13.35	2.34
Svenska Handelsbankens Pensionsstiftelse	83,903,000	6.41	—	—	3.01	0.52
Livförsäkrings AB Skandia	58,960,986	4.51	81,258,181	0.55	2.40	0.87
Pensionskassan SHB Försäkringsförening	63,360,000	4.84	—	—	2.27	0.39
Alecta	13,725,000	1.05	371,160,279	2.50	1.82	2.39
Robur Fonder	7,438,773	0.57	376,867,325	2.54	1.62	2.38
SEB-Trygg Försäkring	27,923,095	2.13	58,045,000	0.39	1.21	0.53
SHB/SPP fonder	664,089	0.05	315,040,121	2.13	1.15	1.96
AMF Pension	4,763,682	0.36	268,000,000	1.81	1.13	1.69
Nordea Fonder	2,593,202	0.20	247,448,828	1.67	0.98	1.55
Tredje AP-fonden	11,945,095	0.91	151,570,735	1.02	0.97	1.01
Första AP-fonden	7,472,938	0.57	167,206,311	1.13	0.87	1.08
Fjärde AP-Fonden	2,812,755	0.22	208,305,145	1.41	0.85	1.31
SEB fonder	3,541,090	0.27	189,561,780	1.28	0.81	1.20
Svenska Handelsbankens Personalstiftelse	20,000,000	1.53	—	—	0.72	0.12
Andra AP-fonden	1,367,271	0.10	173,646,901	1.17	0.67	1.08
AFA Försäkring	—	—	140,203,301	0.95	0.50	0.87
Foreign owners2)	16,239,472	1.24	7,391,350,675	49.86	27.06	45.90
of which Capital Group	—	—	477,804,643	3.22	1.71	2.96
of which Fidelity funds	—	—	339,540,793	2.29	1.22	2.10
Others	96,749,278	7.40	4,381,640,854	29.56	19.17	27.78

Total	1,308,779,918	100%	14,823,478,760	100%	100%	100%

1)	Sources: SIS Ägarservice AB and VPC AB, December 31, 2005 and Capital Precision, December 2005.
2)	Including Nats Cumco as Nominee: 1,122,692,601 Class B shares.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

The following table indicates changes in holdings of the Class A and Class B shares, respectively, held by major shareholders and percent of voting rights, as of December 31, 2003, 2004 and 2005.

	2005			2004			2003
Person or group (percent)	Class A shares	Class B shares	Voting rights	Class A shares	Class B shares	Voting rights	Class A shares	Class B shares	Voting rights
Investor AB	39.22	2.00	19.46	39.22	2.00	19.46	39.11	3.58	38.29
AB Industrivärden	28.42	0.03	13.35	28.42	—	13.33	28.34	1.15	27.72
Svenska Handelsbankens Pensionsstiftelse	6.41	—	3.01	6.41	—	3.01	7.38	0.23	7.21
Livförsäkrings AB Skandia	4.51	0.55	2.40	4.51	0.50	2.38	4.53	1.09	4.45
Pensionskassan SHB Försakringsfö rening	4.84	—	2.27	4.84	—	2.27	4.83	0.20	4.72
Alecta	1.05	2.50	1.82	0.19	1.25	0.75	—	—	—
Robur Fonder	0.57	2.54	1.62	0.51	2.65	1.62	0.00	3.09	0.07
SEB Trygg Försakring	2.13	0.39	1.21	2.13	0.39	1.22	1.98	0.77	1.95
SHB/SPP Fonder	0.05	2.13	1.15	0.24	1.74	1.05	0.14	1.71	0.17
AMF Pension	0.36	1.81	1.13	0.36	2.15	1.33	—	—	—
Nordea Fonder	0.20	1.67	0.98	0.26	1.64	1.01	—	—	—
Tredje AP-fonden	0.91	1.02	0.97	0.94	0.97	0.97	0.77	1.03	0.78
Första AP-fonden	0.57	1.13	0.87	0.57	1.17	0.90	0.33	1.31	0.36
Fjärde AP-fonden	0.22	1.41	0.85	0.22	1.32	0.81	—	—	—
SEB fonder	0.27	1.28	0.81	0.27	1.25	0.80	0.04	1.52	0.08
Svenska Handelsbankens Personalstiftelse	1.53	—	0.72	1.53	—	0.72	1.52	0.06	1.49
Andra AP-fonden	0.10	1.17	0.67
AFA Försäkring	—	0.95	0.50
Foreign owners	1.24	49.86	27.06	1.82	50.15	27.48	1.09	45.74	2.12
of which Capital Group	—	3.22	1.71	—	2.54	1.35	—	0.00	0.00
of which Fidelity funds	—	2.29	1.22	—	5.52	2.93	—	5.51	2.93
Others	7.40	29.56	19.17	5.85	32.75	20.04	8.36	38.45	9.05

Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00

Source: SIS Ägarservice AB and VPC AB, December 31, 2005, Ilios and Capital Precision, December 2005.

Our major shareholders do not have different voting rights than other shareholders.

As far as we know, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) severally or jointly.

As of December 31, 2005, the total number of voting securities of the Company owned by officers and directors as a group was:

	Number of Class A shares	Number of Class B shares	Voting rights, percent
Officers and directors as a group (27 persons)	6,080	17,863,398	0.06

For individual holdings, see “Corporate Governance”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

TWO-YEAR SUMMARY

SEK million	2005	20041)
Net sales	151,821	131,972
Operating income	33,084	26,706
—operating margin	21.8%	20.2%
Financial net	251	-540
Net income	24,460	17,836

Year-end position
Total assets	208,829	186,186
Working capital	86,980	69,268
Capital employed	133,621	115,144
Property, plant and equipment	6,966	5,845
Stockholders’ equity	104,677	80,445
Minority interests	850	1,057
Interest-bearing provisions and liabilities	28,094	33,643

Other information
Earnings per share, basic, SEK	1.53	1.11
Earnings per share, diluted, SEK	1.53	1.11
Cash dividends per share, SEK	0.45[2] )	0.25
Stockholders’ equity (SEK per share)	6.60	5.08
Number of shares (in millions)
—outstanding, basic, at end of period	15,864	15,832
—average, basic	15,843	15,829
—average, diluted	15,907	15,895
Additions to property, plant and equipment	3,365	2,452
Depreciation on property, plant and equipment	2,804	2,434
R&D and other technical expenses	24,454	23,421
—as percentage of net sales	16.1%	17.7%

Ratios
Return on equity	26.2%	24.2%
Return on capital employed	28.7%	26.4%
Equity ratio	50.5%	43.8%
Debt-equity ratio	0.3	0.4
Current ratio	1.9	2.0
Capital turnover	1.2	1.2
Inventory turnover	5.0	5.7
Accounts receivable turnover	4.1	4.1
Return on sales	23.5%	22.9%
Payment readiness, SEK million	78,647	81,447
—as percentage of net sales	51.8%	61.7%
Net cash, SEK million	53,411	42,911

Statistical data, year-end
Number of employees
—Worldwide	56,055	50,534
—Of which in Sweden	21,178	21,296

This year, there is only a two-year comparison due to the change to IFRS. All figures in the table are based on IFRS.

1)	2004 has been restated in accordance with IFRS.
2)	For 2005, adopted by the Annual General Meeting, April 10, 2006.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Working capital: Current assets less current non-interest-bearing provisions and liabilities.

Capital employed: Capital employed is defined as total assets less non-interest-bearing provisions and liabilities.

Earnings per share: See Notes to the Consolidated Financial Statements—Note C1, “Significant Accounting Policies”, for information on principles for calculation of earnings per share.

Cash dividends per share: Defined as dividends paid divided by average number of shares, basic.

Stockholders’ equity (SEK per share): Defined as Stockholders’ equity divided by the Number of shares outstanding, basic, at the end of the period.

Return on equity: Defined as Net income as a percentage of average Stockholders’ equity (based on the amounts at January 1 and December 31).

Return on capital employed: Defined as the total of Operating income plus Financial income as a percentage of average capital employed (based on the amounts at January 1 and December 31).

Equity ratio: Defined as Equity, expressed as a percentage of total assets.

Debt-equity ratio: Defined as total interest-bearing provisions and liabilities divided by Equity.

Current ratio: Current assets divided by the sum of current provisions and liabilities.

Capital turnover: Net sales divided by average Capital employed.

Inventory turnover: Cost of sales divided by average Inventory.

Accounts receivable turnover: Net sales divided by average Accounts receivable.

Return on sales: Operating income plus Financial income expressed as a percentage of net sales.

Payment readiness: Defined as cash and cash equivalents and short-term investments less short-term borrowings plus long-term unused credit commitments. Payment readiness is also shown as a percentage of net sales.

Net cash: Defined as cash and cash equivalents plus short-term cash investments less interest-bearing provisions and liabilities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

LETTER FROM THE CHAIRMAN

Dear Shareholder,

Ericsson performed well during 2005—generating the highest profitability and largest net cash position in its history. The strong sales growth and healthy profit levels signify the ongoing benefits of restructuring and the hard work of employees around the world.

Ericsson shares also performed well during 2005—appreciating 29 percent in value and outperforming the most relevant stock market indices. Continued robust financial performance convinced all credit rating agencies to restore their investment grade ratings for Ericsson.

The financial community has acknowledged our sustainable development efforts. Ericsson was not only named the Supersector leader in the Dow Jones STOXX Sustainability Index but also included in the FTSE4Good Europe 50 index and listed among the Global 100 Most Sustainable Corporations. This recognition reflects our ongoing efforts to build an enduring value-creation capability for all stakeholders: investors, customers, employees and society.

The Board of Directors works to ensure that Ericsson adheres to high standards of corporate governance and that business is conducted in an ethical manner. Although I believe that our management controls are generally in line with best practices, we continuously strive to make them even better. Along these lines, steering documents and work procedures have been evaluated and adapted to the recently introduced Swedish Code of Corporate Governance. Implementation of the applicable requirements of the U.S. Sarbanes-Oxley Act remains well on track to meet the required effective dates.

In addition to the financial and operational performance, there was good progress on a number of strategic initiatives. Ericsson’s leading position in “next-generation” network technology was reinforced with the early introduction of mobile broadband as well as softswitch and IP Multimedia Subsystem (IMS) based networks for fixed and mobile operators. This includes the world’s first commercial launches of each of these technologies. While these accomplishments demonstrate Ericsson’s leadership in delivering “next-generation” networks, the Group is creating significant value in other areas as well.

During 2005, Ericsson was awarded two record-breaking managed services agreements, which increased the total number of subscribers in networks managed by the Company to 53 million—establishing Ericsson as a market leader in this increasingly important area. Sony Ericsson Mobile Communications significantly improved their position with a number of award winning models and popular Walkman® branded music phones.

In addition to these organic developments, we also agreed to acquire key assets from Marconi to strengthen the Company’s position in rapidly growing markets such as optical transmission and broadband access. All in all, we are building on Ericsson’s competitive advantages to expand the Company’s market position and invest in key growth areas for the future.

On behalf of the Board of Directors, I would like to thank the management team and all Ericsson employees for their accomplishments during the year. This year’s solid performance is also a testament to your valued support as a shareholder. I thank you for allowing me to serve as your Chairman during 2005 and look forward to the continued success of our Company.

Sincerely yours,

Michael Treschow

Chairman of the Board

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

BOARD OF DIRECTORS’ REPORT

This Board of Directors’ Report contains discussion and analysis of the financial statements and operational results. This report also includes “forward-looking statements” about future market conditions, strategies and anticipated results. Such statements are based on assumptions and estimates, which are subject to risks and uncertainties. Actual results could differ materially from those described or indicated by such forward-looking statements. For further discussion, please see “Forward-looking Statements.”

The terms “Ericsson”, “Group”, “the Company”, or similar all refer to Telefonaktiebolaget LM Ericsson and its consolidated subsidiary companies. Unless otherwise noted, numbers in parenthesis indicate prior year, i.e. 2004.

As of January 1, 2005, Ericsson changed accounting principles to International Financial Reporting Standards (IFRS) as required by all publicly listed companies within the EU (European Union). Our consolidated financial statements for 2004 have been restated according to IFRS. However, the Parent Company is required by Swedish regulations to continue reporting according to Swedish GAAP.

SUMMARY

With sales increasing 15 percent and net income 37 percent, the Company’s 2005 performance can be characterized by profitable growth and good progress in strategically important areas. Ericsson supplied the first 3G/HSDPA mobile broadband network in commercial service. Ericsson is the first and only supplier with an IMS-based service layer in commercial operation. BT named Ericsson as the exclusive supplier of softswitching functions for their 21st Century Network in the UK. These achievements reinforce Ericsson’s leading position in “next generation” networks.

Professional services operations were expanded considerably with a number of multi-year managed services agreements, including the two largest agreements in the Company’s history. The majority of all 3G handsets sold outside of Japan are based on technology supplied by Ericsson Mobile Platforms. The Sony Ericsson Mobile Communications joint venture also reported solid progress and has now reached positive accumulated earnings.

The acquisition of Marconi’s optical transmission, broadband access and other strategic operations is expected to significantly improve the Company’s position in these high-growth markets. All in all, we have strengthened the Company’s ability to benefit from a number of growth opportunities beyond those offered by the mobile systems equipment market.

MARKET ENVIRONMENT AND TREND INFORMATION

2005 was a record year in terms of net subscriber additions: some 450 million new mobile subscriptions and almost 800 million mobile phones were sold. Network equipment markets also developed positively during 2005 with particularly strong growth in mobile systems, fixed broadband access and optical transmission.

Excluding the effects of technological developments, pricing trends remained similar to previous years with competition continuing to be especially intense regarding strategic pricing necessary to win new contracts. A number of major contracts for new network rollouts are expected to be awarded in the near term and price competition is likely to intensify during the bidding process. The price/performance trend in both mobile phones and network infrastructure is significantly expanding the addressable market with resulting unit volume increases more than offsetting lower average selling prices.

New mobile subscriptions, mainly in emerging markets, increased usage in almost all regions and expanding deployment of 3G networks drove growth within the mobile systems market. There are now some two billion

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

mobile subscribers worldwide and global subscription penetration was 34 (27) percent at year-end. We expect another billion net subscription additions before the end of this decade, which will drive a significant increase in the number of initial network build outs and create opportunities for network rollout services and professional services in addition to mobile network systems offerings.

Total traffic on mobile networks worldwide grew an estimated 30% in 2005, driven by subscriber additions and increased average minutes of use (MOU). Western Europe is among the highest penetrated mobile markets in the world in terms of subscriptions. However, Western European usage is significantly lower than the average for the rest of the world. Increased tariff competition among operators is expected to stimulate Western European usage closer to the global average over the coming few years, requiring continued expansion of mobile network capacity.

At year-end, there were 91 3G/WCDMA networks in commercial service of which Ericsson is a supplier to 49. The number of WCDMA subscriptions almost tripled during 2005 and now exceeds 47 million. Net subscriptions are expected to increase rapidly as more 3G networks are placed in service and as lower-cost handsets become available.

Operator consolidation continues to be a key trend in a number of markets. In North America, operator consolidation caused a temporary slowdown in GSM/EDGE investments during 2004 and early 2005 while the companies involved underwent their merger process. In Latin America, where significant operator consolidation occurred in 2003 and earlier, we experienced extraordinarily strong growth for the second consecutive year, especially from operators converting to GSM technology. In Europe, we see an acceleration of cross border expansion as operators there seek revenue growth and economies of scale. In other regions, operator consolidation is ongoing with the emergence of a number of rapidly growing pan-regional operators.

Within fixed networks, many operators are contemplating a conversion to an all-IP (Internet Protocol) broadband environment. This will enable more efficient handling of fixed and mobile voice, data and image based communications as well as provide a platform for converged services. Several operators have already started such an upgrade process with many others expected to follow soon. While we believe that fixed network operators’ spending for network equipment in total was up slightly in 2005, certain segments essential to “next generation” networks—optical transmission, broadband access and IMS/softswitch—showed stronger growth.

In addition to network rollout and systems integration services, the opportunity to supply network management and hosting of services for network operators is growing strongly. The market for such managed services is estimated at USD 8 billion in 2005 with good growth prospects going forward as operators realize the competitive advantages that are made possible when outsourcing operations and other non-strategic activities. Smaller operators especially benefit by gaining access to service capabilities and content far beyond what they could normally afford while at the same time lowering their risks and improving their time to market.

GOALS, STRATEGY AND FINANCIAL RESULTS

Our ultimate goal is for the Company to generate growth and competitive profit that is sustainable over the longer term. Ericsson’s strategy is to be the preferred business partner to customers, especially the world’s leading network operators. Ericsson strives to be the market and technology leader for the supply and operation of network infrastructure. Being a market leader allows the Company to leverage economies of scale to develop superior products and services and thereby offer customers competitive advantages. In addition, when systems integration is combined with mobile platform products and the Sony Ericsson joint venture for mobile handsets, the scope of Ericsson’s operations extends to complete end-to-end solutions.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Progress relative to financial targets

The Company performed in line with its financial targets of:

•	Increase sales at least in line with the market growth;

•	Deliver best-in-class operating margins, i.e. better than the main competitors;

•	Generate positive cash flow before financing;

•	Maintain Investment Grade credit ratings.

Sales

Group sales grew 15 percent mainly driven by increased sales within our systems segment, which consists of network equipment and related services. The effect of fluctuations in foreign exchange rates was not significant on reported sales. Unit volume increases drove mobile network sales growth while network buildout projects and professional services drove Global Services growth. Based on Ericsson’s reported sales combined with the publicly reported and estimated sales for Ericsson’s main competitors, we believe the mobile systems market grew approximately 11 percent in USD terms during 2005. During this period, Ericsson’s mobile systems sales increased by 15 percent measured in constant currencies, indicating that Ericsson grew faster than the market.

Sales of services grew 29 percent during 2005, reflecting strong market growth and our market position. Sales of professional services were particularly encouraging as the Company was awarded a number of contracts for network management, including the largest contracts in Ericsson’s history.

Within fixed networks, Ericsson was awarded a number of contracts for “next generation” converged networks that include broadband access, IMS/softswitch and packet switching products. We are optimistic regarding growth opportunities for broadband access, optical transmission and converged networks and are increasing our focus in these areas with the acquisition of key assets of Marconi.

Positive sales developments within Mobile Platforms and Cables (Network Technologies) were not sufficient to compensate for lower sales by the other units within Other Operations. Total sales declined by 4 percent and operating income was SEK 1 billion lower mainly due to losses in Enterprise Systems, Microwave Systems and Power Modules. Operating margin within Other Operations was also negatively affected by approximately SEK 0.2 billion due to one-off payments for breach of contract damages following an arbitration award.

During the year, we announced 78 new or expanded agreements to supply network equipment and/or related services to operators around the world. This compares with 59 in 2004 and 58 in 2003. Although we do not book frame agreements as firm orders, such customer commitments reassure the robustness of our order backlog, which is at the highest level in three years.

SALES BY SEGMENT AND GEOGRAPHIC REGION 2005

(SEK m.)	Systems	Percent change	Other Operations	Percent Change	Total	Percent change	Percent of total
Western Europe	35,705	6%	6,235	-3%	41,940	5%	28%
Central and Eastern Europe, Middle East and Africa	38,781	21%	1,167	-23%	39,948	19%	26%
Asia Pacific	29,914	10%	1,512	8%	31,426	10%	21%
North America	18,773	27%	659	-9%	19,432	26%	13%
Latin America	18,813	33%	262	-26%	19,075	32%	12%

Total	141,986	17%	9,835	-6%	151,821	15%	100%

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Margins and operating expenses

Our ambition is for Ericsson to generate competitive margins. With best-in-class operating margins, the Company continued to perform at record levels. The lower gross margins were mainly a reflection of a product mix that has a significantly higher proportion of services sales. Operating margin was improved by tight cost control of operating expenses, especially selling, general and administrative expenses.

While sales increased 15 percent, operating expenses increased only 5 percent. Operating expenses measured as a percentage of net sales decreased from 30 percent in 2004 to 27 percent in 2005 reflecting ongoing efficiency improvements as well as the continued benefits of the cost reduction measures completed in 2004.

Going forward, we want the Company to continue to deliver competitive profit. We must also ensure a healthy balance between short-term profit and longer-term growth. Reinvesting more profits now will strategically position Ericsson to better benefit from a number of opportunities in the future.

Other income statement items

Share in earnings of joint ventures and associated companies before tax were stable with continued solid contribution from Sony Ericsson Mobile Communications. Ericsson’s 50 percent share in earnings of the joint venture increased from SEK 2.1 billion in 2004 to SEK 2.3 billion. During the year, the joint venture also achieved the significant milestone of retained earnings exceeding cumulative losses.

The strong cash position and repayment of debt improved the financial net from SEK -0.5 billion in 2004 to SEK 0.3 billion.

Income after financial items was SEK 33.3 (26.2) billion. This was an improvement of SEK 7.2 billion on a sales increase of SEK 19.8 billion.

Net income attributable to the stockholders of the parent company improved to SEK 24.3 (17.5) billion and diluted earnings per share improved to SEK 1.53 (1.11). Diluted earnings per share according to US GAAP were SEK 1.54 (0.91).

Balance Sheet and Cash flow

Capital usage and cash position improved during 2005. Total assets were SEK 208.8 (186.2) billion at year-end, an increase of 12 percent compared to 2004. The largest items contributing to the increase were higher accounts receivable and inventories reflecting the increased business activity.

SEK 0.9 billion of non-current borrowings was repaid. Post-employment benefits were funded by SEK 8.3 billion with the establishment of a pension trust.

Net cash developed favorably, with the excess of cash over debt increasing from SEK 42.9 billion to SEK 53.4 billion. Equity increased to SEK 105.5 (81.5) billion and the equity ratio improved to 50.5 (43.8) percent.

Return on Capital Employed (ROCE) was 29 percent compared with 26 percent in 2004.

Cash flow before financial investing activities

Cash flow before financial investing activities was SEK 11.3 (17.7) billion, driven mainly by improved income. SEK 8.3 billion was used to fund the Swedish pension trust and netted against a corresponding liability

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

on the balance sheet. Excluding this item, cash flow before financial investing activities was SEK 19.6 billion. Cash outlays regarding restructuring amounted to SEK 2.0 (5.7) billion, where SEK 1.5 billion relates to restructuring programs initiated during 2001-2003.

Due to the strong sales growth this year involving significant network rollouts with long project intervals in markets with slower payment patterns, working capital efficiency, although still healthy, declined compared with 2004. Efforts to further improve capital efficiency will continue, especially within inventories.

WORKING CAPITAL EFFICIENCY MEASURES

	Target	2005	2004
Days Sales Outstanding (DSO)	<90	81	75
Inventory Turnover (ITO)	>5.5	5.0	5.7
Payable Days 1)	>45	52	51

1)	Payable days: Accounts payable divided by Cost of sales and multiplied by 365 days.

Capital expenditures

We continuously monitor the Company’s capital expenditures and evaluate whether adjustments are necessary in light of market conditions and other economic factors. Capital expenditures were mainly for investments in test equipment used to develop, manufacture and deploy network equipment. The increase in capital expenditures from 2004 to 2005 was mainly due to investments needed to support the rapidly growing services business. Capital expenditures in relation to sales is not expected to be significantly different in 2006. However, in addition to these capital expenditures there are commitments to repay SEK 9.8 billion of debt and SEK 16.8 billion for the purchase of certain assets from Marconi. With a net cash position at year-end of SEK 53.4 billion, we expect the Company to be able to cover all 2006 capital expenditure with no additional borrowings, by using funds generated from operations.

The following table summarizes annual capital expenditures during the five years ended December 31, 2005:

CAPITAL EXPENDITURES 2001-2005

SEK billion	2005	2004	2003	2002	2001
Capital expenditures	3.4	2.5	1.8	2.7	8.7
of which Sweden	1.0	1.1	1.1	1.2	3.8

Off Balance Sheet items

Customer financing credits of SEK 0.1 (0.6) billion issued by third parties and guaranteed by Ericsson were outstanding as per December 31, 2005. Also see Notes to the Consolidated Financial Statements—Note C21, “Financial Risk Management and Financial Instruments.”

Credit ratings

Moody’s as well as Standard & Poor’s (S&P) credit rating agencies raised Ericsson’s credit ratings during 2005. At year-end, their ratings of Ericsson’s creditworthiness were Baa3 for Moody’s and BBB- for S&P, both considered to be Investment Grade.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

ERICSSON CREDIT RATINGS YEAR END 2004–2005

	2005	2004
Moody’s	Baa3	Ba2
Standard & Poor’s	BBB-	BB+

Research and development

A robust R&D program is key to Ericsson’s competitiveness and future success. With most R&D invested in mobile communications network infrastructure, Ericsson’s program is one of the largest in the industry. We have increased investments in the strategically important areas of broadband access, core network and service layer for fixed and mobile networks. With the acquisition of Marconi, we will broaden R&D investments to include optical transmission and further strengthen broadband access, softswitch/IMS and IP routing capabilities.

R&D PROGRAM

	2005	2004
Expenses (SEK billion)	24.5	23.4
As percent of sales	16.1%	17.7%
Employees within R&D at December 31	16,500	16,000
Patents	20,000	16,000

During 2006, R&D expenses, excluding effects from the Marconi acquisition, are expected to remain at about the same level in absolute terms as in 2005.

Acquisitions/divestitures, partnerships and joint ventures

During 2005, Sony Ericsson Mobile Communications AB (SEMC) reported strong unit volume and sales increases. Income before tax improved during the year with the higher volumes and sales. The improved performance is mainly a result of focusing on imaging, music and enterprise phones while increasing the number of more affordable and attractively designed models. SEMC’s ambition is continued profitable growth by leveraging the opportunities created by the combination of the parent companies’ technologies in the joint venture. The joint venture results are accounted for under the equity method with no sales included in Ericsson’s financial statements. For more information see Notes to the Consolidated Financial Statements—Note C1, “Significant Accounting Policies.”

SONY ERICSSON RESULTS 2004–2005

	2005	2004	Percent change
Shipments (unit millions)	51.2	42.3	21%
Sales (EUR m.)	7,268	6,525	11%
Income before tax (EUR m.)	514	486	6%
Net income (EUR m.)	356	316	13%
Ericsson share of earnings (SEK billion)	2.3	2.1	5%

SEMC invested approximately USD 14 million to purchase a controlling stake in Beijing Suohong Electronics Co, Ltd (BSE). The investment increased SEMC’s ownership from 10 percent to 74.5 percent and strengthened its in-house manufacturing capacity. BSE will be consolidated into SEMC from the first quarter of 2006 with minor effects on reported results. Local minority shareholder ownership remains unchanged.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

For more information on transactions with SEMC, please also see Notes to the Consolidated Financial Statements—Note C30, “Related Party Transactions.”

During 2004, Ericsson made a public offer to purchase shares of Ericsson S.p.A. in Italy, increasing Ericsson’s ownership to 93 percent. In the first quarter of 2005, a Residual Public Offer was launched for the remaining shares and subsequently Ericsson S.p.A. was delisted from the Milan Stock Exchange. In total SEK 2.2 billion was paid out for the shares of which SEK 0.6 billion in 2005.

On October 25, 2005, Ericsson announced the intention to acquire key assets of Marconi’s telecommunications operations for SEK 16.8 billion in cash. The acquisition strengthens Ericsson’s position in the accelerating transmission segment and expands Ericsson’s platform for leadership in “next generation” converging networks. As fixed and mobile services converge, Ericsson’s customers will benefit from the acquisition.

Ericsson acquired assets expected to generate 2005 sales of approximately SEK 14.0 billion (GBP 1.0 billion). The acquired operations had net tangible assets of approximately SEK 1.4 billion (GBP 0.1 billion) as of September 30, 2005. The remaining acquisition cost is mainly allocated to intellectual property rights (patents, brands, trade marks, etc). The acquisition is expected to give a positive contribution to earnings starting in 2007.

During 2005, there were several small acquisitions to increase capacity mainly to handle growing systems integration business. The Company also made two technology acquisitions, Netspira and Axxes-sit, to expand the systems product portfolio.

There were no material acquisitions or divestitures completed during 2003 or 2004.

Material contracts and contractual obligations

Primary contractual obligations are outlined in the table below. Operating leases are mainly related to offices and production facilities. Purchase obligations are mainly related to outsourced manufacturing, R&D and IS/IT operations and for components for our own manufacturing. With the exception of the Marconi acquisition, Ericsson has not been a party to any material contracts over the last two years other than those entered in the ordinary course of business.

CONTRACTUAL OBLIGATIONS 2005

	Payment due by period
(SEK million)	Total	<1 year	1-3 years	3-5 years	>5 years
Long-term debt 1)	21,964	9,739	3,279	8,360	586
Capital lease obligations 2)	2,697	199	389	324	1,785
Operating leases 2)	10,807	2,134	3,321	2,409	2,943
Other non-current liabilities	2,740	32	781	3	1,924
Purchase obligations 3)	7,398	7,398	—	—	—
Commitments for customer financing 1)	3,643	3,643	—	—	—

Total	49,249	23,145	7,770	11,096	7,238

1)	See also Notes to the Consolidated Financial Statements—Note C21, “Financial Risk Management and Financial Instruments.”
2)	See also Notes to the Consolidated Financial Statements—Note C27, “Leasing.”
3)	The amounts of purchase obligations are gross, before deduction of any related provisions.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Critical accounting estimates

The preparation of financial statements and application of accounting policies often involve management’s judgment and/or the use of estimates and assumptions deemed to be reasonable and prudent. However, other results may be derived using different assumptions or estimates. There are a number of accounting policies subject to such estimates or assumptions. Please see Notes to the Consolidated Financial Statements—Note C2, “Critical Accounting Estimates and Judgments” for more information about the policies that we believe have the most significant impact on Ericsson’s reported results and financial position. For information on the application of IFRS, please see Notes to the Consolidated Financial Statements—Note C3, “Transition to IFRSs”.

CORPORATE GOVERNANCE

Although internal policies and directives for governance and other important rules for managing the Company’s business activities have long been established, we have adapted our work procedures in line with relevant developments in Sweden and the United States regarding reporting, disclosure and other requirements for listed companies as well as changes in legislation, such as the new Swedish Companies Act and the US Sarbanes-Oxley Act.

In accordance with the recently introduced Swedish Code of Corporate Governance, a separate Corporate Governance Report as well as an Internal Control Report have been prepared. There have been no amendments or waivers to Ericsson’s Code of Business Ethics and Conduct for any director or member of management.

RISK MANAGEMENT

Risk taking is an inherent part of doing business. To manage risks, a coordinated process is used whereby risks are identified, probability of occurrence assessed and potential consequences estimated. Actions are then taken to reduce or mitigate the risk exposures and limit potential unfavorable consequences.

We broadly categorize risks into operational risks and financial risks. Our approach to risk management leverages the scale and diversity of our business activities and balances central coordination with well-defined risk management responsibilities within each operational unit.

Operational risk management

Risk management has been integrated within the Ericsson Group Management System and business processes. The operational risk management framework applies universally across all business activities and is based on the following principles:

Each risk is owned and managed by an operational unit that is held accountable with oversight made through unit steering boards and Group Management.

Risks are dealt with on three levels: in the strategy process, in annual target setting and within ongoing operations by transaction (customer bid/contract, acquisition, investment, product development project, etc).

Approval limits are clearly established with escalation according to a well-defined delegation of authority.

A central security and risk management unit coordinates management of certain risks, such as business interruption, information security/IT risks and physical security as well as insurable risks. A crisis management council deals with ad hoc events of a serious nature.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Financial risk management

We have an established policy governing the Group’s financial risk management, which is carried out by the Treasury function within the Parent Company and supervised by the Board of Directors’ Finance Committee.

For further information on objectives, policies and strategies for financial risk management please see Notes to the Consolidated Financial Statements—Note C20, “Interest-Bearing Provisions and Liabilities” and Note C21, “Financial Risk Management and Financial Instruments.”

Foreign exchange risks

With significant transaction volumes in currencies other than SEK, the Company has a net exposure to a number of currencies. The duration of this exposure is also considerable, as many contracts have long lead times between order and delivery. A variety of hedging activities, covering on average the forthcoming 6-9 months, are used to managed foreign exchange risks.

The largest foreign exchange exposure is to the US dollar and related currencies, which represented 46 percent of sales in 2005. Assuming other foreign exchange exposures remained the same, a 10 percent plus/minus change in the USD/SEK exchange rate would affect operating income by plus/minus SEK 3.3 (3.6) billion before any hedging effects.

Interest rate risks

Ericsson is exposed to interest rate risk through market value fluctuations of certain balance sheet items and through changes in interest expenses and income. Assuming the net cash position remained at SEK 53.4 billion, a sustained change in interest rates of plus/minus 0.25 percentage points would have an annual impact on the financial net of approximately plus/minus SEK 135 million.

Credit risk in trade receivables

At year-end 2005, trade receivables amounted to SEK 41.2 (32.6) billion, less allowances of SEK 1.4 (1.8) billion. Extended payment terms for trade credits and overdue accounts receivable amounts are regularly reviewed with provisions made to cover any expected losses. Historically, credit losses have been minimal mainly because the customer base largely consists of well established and financially sound network operators.

Customer finance risk

At year-end 2005, gross exposure to customer financing amounted to SEK 7.0 (8.9) billion of which one percent was off-balance sheet. Latin America accounts for 58 (60) percent with the remaining exposure mainly related to Central and Eastern Europe, Middle East and Africa. Risk provisions amount to 29 (32) percent of the gross exposure.

In most customer financing agreements, credit risks are covered by security arrangements, normally in the form of pledges of equipment, pledges of certain of the borrower’s assets and/or pledges of shares in the operating company. Provisions are made and reported as part of selling expenses.

Unutilized but outstanding customer financing commitments amounted to SEK 3.6 (2.2) billion at year-end. New credits are only given on a very selective basis for strategic reasons.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. All derivative transactions are covered by ISDA Master agreements to reduce the credit risk. During 2005, no credit losses were incurred from such instruments.

Liquidity and refinancing risk

We expect the Company’s strong cash position to satisfy any short-term liquidity requirements. During 2005, there have been no material defaults in the payment of principle or interest, or any other material default relating to the indebtedness of Ericsson or any of its subsidiaries.

CORPORATE RESPONSIBILITY

Effective management of social, environmental and geopolitical issues can help to assure an enduring capability for value creation and competitive advantage. Ericsson supports the UN Global Compact and its ten guiding principles. We see these principles not only as a prerequisite for sound, long-term business but also as guiding principles and as such, we are committed to responsible business practices for sustainable economic growth that benefit all of our stakeholders. Our commitment to employees, customers, shareholders and the broader global community is underscored by external recognition of our efforts. Ericsson was again included in the FTSE4Good and the Dow Jones Sustainability indices. And for 2005, we were named the Technology Supersector leader for the DJSI STOXX sustainability index.

Ericsson publishes a separate Sustainability Report annually, usually during the second quarter, which provides comprehensive information about corporate responsibility and our related activities.

Community Involvement

We are committed to being a responsible member of the global society and of the communities in which the Company operates. Employees are encouraged and empowered to make a positive contribution to the world around them. Their contributions are of many kinds, determined by our employees according to local needs. They may, for example, be in the fields of health care, social and humanitarian aid, scholarships and other educational support, art and culture, the environment, children’s welfare as well as many other charitable activities.

Ericsson Response is a global initiative to rapidly provide specialists and communications equipment anywhere in the world in response to human suffering caused by disasters. Ericsson Response assists the disaster relief operations of the United Nations Development Program (UNDP), the Office for the Coordination of Humanitarian Affairs (OCHA) and the International Federation of Red Cross and Red Crescent Societies (IFRC). During 2005, Ericsson Response provided relief support for many natural disasters around the world, including the tsunami in South East Asia, earthquakes in the Middle East as well as hurricanes in the Americas. Ericsson is also aiding reconstruction work in these disaster areas.

Environment and health

We believe that the Company is in compliance with all material environmental, health and safety laws and regulations required by its operations and business activities. Ericsson provides public information on radio waves and health and supports independent research to further increase knowledge in this area. Ericsson currently co-sponsors more than 40 different ongoing research projects related to electromagnetic fields (EMF), radio waves and health. Public health authorities and independent expert groups have reviewed the total amount of research and they have consistently concluded that the balance of evidence does not demonstrate any health effects associated with radio wave exposure from either mobile phones or radio base stations.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

From August 13, 2005, Ericsson complies with the EU directive on Waste Electrical and Electronic Equipment (WEEE). Work continues to ensure compliance by July 1, 2006 of the EU directive on Reduction of Hazardous Substances (RoHS).

Employees

Every year an employee satisfaction survey is conducted to assess our Human Capital Index (HCI) and Empowerment Index (El). In 2005 over 92 (90) percent of employees participated in this survey. The results show a marked improvement from last year with both indices exceeding our target levels. The Human Capital Index as well as the Empowerment Index improved by 7 points. HCI measures the employees’ contribution in adding value for our customers and meeting business goals. El addresses how employees act on their own initiative to achieve the Company’s goals.

Employee headcount at year-end was 56,055 (50,534). Most of the additions were to support the growing services business. During the year, 2,377 employees departed while 7,898 joined the company. Please also see Notes to the Consolidated Financial Statements—Note C29, “Information Regarding Employees, Members of the Board of Directors and Management.”

Executive Compensation

The remuneration committee continues to be mindful of the debates around the world on executive salaries and benefits. We remain confident that current policies and practices concerning authorization, compliance and control of senior executive compensation within Ericsson are appropriate and reasonable.

As of December 31, 2005, there were no loans outstanding from, and no guarantees issued to or assumed by Ericsson for the benefit of any member of the Board of Directors or senior management.

LEGAL AND TAX PROCEEDINGS

Together with most of the mobile communications industry, Ericsson has been named a defendant in five class actions in the United States where plaintiffs allege that adverse health effects could be associated with the use of mobile phones. Three of those cases are pending in federal court and the other two are pending in state court in New York and the District of Columbia.

Ericsson is engaged in litigation with an Australian company, QPSX, in the Federal Court of Australia. QPSX’s claim relates to an alleged breach by Ericsson of a patent license agreement. Ericsson has contested the claim.

Atmel Corporation was awarded approximately USD 43.1 million in damages after the International Centre for Dispute Resolution, International Arbitration Tribunal found Ericsson liable for breaches of contract and misappropriation of trade secrets relating to Atmel’s proprietary AVR microcontroller technology. This lawsuit came about as a result of reorganizing our Phones segment, i.e. formation of the Sony Ericsson Mobile Communications joint venture and establishment of Ericsson Mobile Platforms. We believed the new structure was covered by the original agreement with Atmel. Ericsson Mobile Platforms no longer uses this technology and the ruling will not affect either unit’s business going forward.

Ericsson filed a complaint to the European Commission requesting that it investigate and stop Qualcomm’s anti-competitive conduct in the licensing of essential patents for 3G mobile technology. At the same time, Broadcom, NEC, Nokia, Panasonic Mobile Communications and Texas Instruments each filed similar complaints claiming Qualcomm is violating EU competition law and failing to meet the commitments Qualcomm made to international standardization bodies around the world that it would license its technology on fair, reasonable and non-discriminatory terms.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

The Swedish National Economic Crimes Bureau has added to the indictment against some current and former employees of Ericsson for evasion of tax control. The addition concerns the way the accounting of some payments from Ericsson to Bank Austria during the years 1999 and 2000 was handled.

From 2001 to the beginning of 2005, Swedish fiscal authorities disallowed, for corporate income tax purposes, the Parent Company and the subsidiary companies Ericsson Telecom AB and Ericsson Radio Systems AB (renamed Ericsson AB) deductions for sales commission payments via external service companies to sales agents in certain countries. Most of these taxes have been paid with the rest provisioned for.

BOARD OF DIRECTORS

More information regarding the Board Of Directors and its members as well as the Board and its committee activities can be found in the Corporate Governance section.

Changes to the Board membership

The Board of Directors is elected yearly at the Annual General Meeting for the period until the end of the next Annual General Meeting. At the Annual General Meeting on April 6, 2005, Ulf J. Johansson was elected to succeed Lena Torell. Sir Peter L. Bonfield, Sverker Martin-Löf, Nancy McKinstry, Eckhard Pfeiffer and Carl-Henric Svanberg were re-elected as members of the Board. Michael Treschow was re-elected chairman of the Board. Arne Mårtensson and Marcus Wallenberg were re-elected deputy chairmen.

Board compensation

Members of the Board, who are not employees of the Company, have not received any compensation other than the fees paid for Board duties as outlined in Notes to the Consolidated Financial Statements—Note C29, “Information Regarding Employees, Members of the Board of Directors and Management.” Members and Deputy Members of the Board, who are employees, i.e. the CEO and the employee representatives, have not received any remuneration or benefits other than their normal employee entitlements, with the exception of a small fee paid to the employee representatives for each board meeting attended.

PARENT COMPANY

The Parent Company business consists mainly of corporate management, holding company functions and, from January 1, 2005, internal banking activities previously performed on a commission basis by Ericsson Treasury Services AB. The Parent Company business also includes customer credit management performed on a commission basis by Ericsson Credit AB.

The Parent Company is the owner of the majority of intellectual property rights and manages the patent portfolio, including patent applications, licensing and cross licensing of patents and defending of patents in litigations.

The Parent Company has 8 (11) branch offices. In total, the Group has 51 (45) branch and representative offices.

Net sales for the year amounted to SEK 1.1 (2.6) billion and income after financial items was SEK 14.0 (7.4) billion. Exports accounted for 96 percent of net sales in 2005 (98 percent in 2004). No consolidated companies were customers of the Parent Company’s sales in 2005 or 2004, while 27 percent (21 percent in 2004) of the Company’s total purchases of goods and services were from such companies. Profits from disposal of shares to a subsidiary contributed SEK 6.8 billion to income.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Major changes in the Parent Company’s financial position for the year include increased current and non-current receivables from subsidiaries of SEK 11.3 billion, increased investments in subsidiaries of SEK 4.2 billion and decreased other current receivables of SEK 4.5 billion. At year-end, cash and short-term cash investments amounted to SEK 75.0 (71.7) billion.

In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 31,649,876 shares from treasury stock were sold or distributed to employees during the year. The nominal amount of these shares is SEK 31.6 million, representing less than one percent of capital stock, and compensation received amounted to SEK 179.1 million. The holding of treasury stock at December 31, 2005 was 268,065,241 Class B shares. The nominal amount of these shares is SEK 268.1 million, representing 2 percent of capital stock, and related acquisition cost amounts to SEK 596.5 million.

SUBSEQUENT EVENTS

For information on subsequent events, please see Notes to the Consolidated Financial Statements—Note C33, “Subsequent Events”.

PROPOSED DISPOSITION OF EARNINGS

The Board of Directors proposed that a dividend of SEK 0.45 (0.25) per share be paid to shareholders duly registered on the Record date of April 13, 2006, and that the Company retain the remaining part of non-restricted equity. The Class B treasury shares held by the Parent Company were not entitled to receive a dividend.

Assuming that no treasury shares remained within the Company on the Record date, the Board of Directors proposed that earnings be distributed as follows:

Amount to be paid to the shareholders	SEK 7,259,516,405
Amount to be retained by the Parent Company	SEK 21,709,793,259

Total non-restricted equity of the Parent Company	SEK 28,969,309,664

As basis for its proposal for a dividend, the Board of Directors made an assessment in accordance with Chapter 18, Section 4 of the Swedish Companies Act of the Company’s and the Group’s need for financial resources as well as the Company’s and the Group’s liquidity, financial position in other respects and long-term ability to meet its commitments. The company reports an equity ratio of 50.5% and net cash amounts to SEK 53.4 billion.

The Board of Directors also considered the Company’s and the Group’s position in general. In this respect, the Board of Directors took into account known commitments that may have an impact on the Company’s financial position. Such commitments are for example the acquisition of certain operations from Marconi and repayment of debts during 2006.

The proposed dividend does not limit the Company’s ability to make investments or its need of funds.

It was the Board of Directors’ assessment that the proposed dividend is well-balanced considering the type, scope and risks of the business activities and the Company’s and the Group’s capital requirements.

At the Annual General Meeting held April 10, 2006, the proposed dividend of SEK 0.45 was approved.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Telefonaktiebolaget LM Ericsson (publ),

In our opinion, the accompanying consolidated balance sheets, the related consolidated statements of income, of cash flows and of changes in stockholders’ equity present fairly, in all material respects, the financial position of Telefonaktiebolaget LM Ericsson (publ) and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the EU. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the accounting policies, note C1, the Group adopted International Accounting Standards (IAS) 32 Financial Instruments: Disclosure and Presentation and IAS39 Financial Instruments: Recognition and Measurement in accordance with IFRS as adopted by the EU. The change has been accounted for prospectively from 1 January 2005.

International Financial Reporting Standards adopted by the EU vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note C32 to the consolidated financial statements.

PricewaterhouseCoopers AB

Stockholm, Sweden

February 24, 2006

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

CONSOLIDATED INCOME STATEMENT

Years ended December 31, SEK million	Notes	2005	2004
Net sales	C4, C5	151,821	131,972
Cost of sales		-82,369	-70,864

Gross margin		69,452	61,108

Research and development and other technical expenses		-24,454	-23,421
Selling and administrative expenses		-16,800	-15,921

Operating expenses		-41,254	-39,342

Other operating income	C7	2,491	2,617
Share in earnings of joint ventures and associated companies	C13	2,395	2,323

Operating income		33,084	26,706

Financial income	C8	2,653	3,541
Financial expenses	C8	-2,402	-4,081

Income after financial items		33,335	26,166

Taxes	C9	-8,875	-8,330

Net income		24,460	17,836

Of which:
Net income attributable to stockholders of the parent company		24,315	17,539
Net income attributable to minority interest		145	297

Other information
Average number of shares, basic (million)		15,843	15,829
Earnings per share, basic (SEK)	C10	1.53	1.11
Earnings per share, diluted (SEK)	C10	1.53	1.11

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

CONSOLIDATED BALANCE SHEET

December 31, SEK million	Notes	2005	2004
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	C11	6,161	8,091
Goodwill		7,362	5,766
Other		939	748

Property, plant and equipment	C12, C27, C28	6,966	5,845
Financial assets	C13
Equity in joint ventures and associated companies		6,313	4,155
Other investments in shares and participations		805	543
Customer financing, non-current		1,322	2,150
Other financial assets, non-current		3,514	1,236
Deferred tax assets	C9	17,294	20,766

		50,676	49,300
Current assets
Inventories	C14	19,208	14,003
Financial assets
Accounts receivable—trade	C15	41,242	32,644
Customer financing, current		3,624	1,446
Other current receivables	C16	12,574	12,239

Short-term investments	C21	39,767	46,142
Cash and cash equivalents	C21	41,738	30,412

		158,153	136,886
Total assets		208,829	186,186

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	C17	104,677	80,445
Minority interest in equity of consolidated subsidiaries		850	1,057

		105,527	81,502
Non-current liabilities
Post-employment benefits	C18	3,125	10,087
Other provisions, non-current	C19	904	1,146
Deferred tax liabilities		391	421
Borrowings, non-current	C20, C21	14,185	21,837
Other non-current liabilities		2,740	1,856

		21,345	35,347
Current liabilities
Other provisions, current	C19	17,764	23,632
Borrowings, current	C20, C21	10,784	1,719
Accounts payable	C23	12,584	10,988
Other current liabilities	C22	40,825	32,998

		81,957	69,337
Total equity and liabilities 1)		208,829	186,186

Assets pledged as collateral	C24	549	7,985
Contingent liabilities	C25	1,708	1,014

1)	Of which interest-bearing provisions and liabilities 28,094 (33,643).

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31, SEK million	Notes	2005	2004
OPERATIONS
Net income attributable to stockholders of the parent company		24,315	17,539

Adjustments to reconcile net income to cash	C26	10,845	10,490

		35,160	28,029

Operating net assets
Inventories		-3,668	-3,432
Customer financing, current and non-current		-641	-65
Accounts receivable		-5,874	-1,403
Provisions and post-employment benefits		-15,574	-1,990
Other operating assets and liabilities, net		7,266	1,340

Cash flow from operating activities		16,669	22,479

Investing activities
Investments in property, plant and equipment	C12	-3,365	-2,452
Sales of property, plant and equipment		362	358
Acquisitions and sales of shares and other investments, net	C26	-957	-1,549
Product development	C11	-1,174	-1,146
Net change in capital contributed by minority		20	71
Other investing activities		-230	-70

Cash flow from operating investing activities		-5,344	-4,788

Cash flow before financial investing activities		11,325	17,691

Short-term investments		6,375	-26,050

Cash flow from investing activities		1,031	-30,838

Cash flow before financing activities		17,700	-8,359

Financing activities
Changes in borrowings, current, net		-1,216	-1,502
Proceeds from issuance of non-current borrowings		93	870
Repayment of non-current borrowings		-947	-13,649
Sale/repurchase of own stock		117	15
Dividends paid		-4,133	-292

Cash flow from financing activities		-6,086	-14,558

Effect of exchange rate changes on cash		-288	214

Net change in cash		11,326	-22,703

Cash and cash equivalents, beginning of period		30,412	53,115

Cash and cash equivalents, end of period	C21	41,738	30,412

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	2005			2004
Years ended December 31, SEK million	Stock- holders’ equity 1)	Minority interest	Total equity	Stock- holders’ equity 1)	Minority interest	Total equity
Opening balance	80,445	1,057	81,502	63,820	2,299	66,119
Adjustment for IAS 39, net	1,489	—	1,489	—	—	—

Adjusted opening balance	81,934	1,057	82,991	63,820	2,299	66,119

Changes in hedge reserve, net	-1,859	—	-1,859	—	—	—
Revaluation of other investments in shares and participations, net	-150	—	-150	—	—	—
Changes in cumulative translation effects due to changes in foreign currency exchange rates	4,037	147	4,184	-1,135	-65	-1,200
Business combinations	—	-342	-342	—	-1,182	-1,182
Net income	24,315	145	24,460	17,539	297	17,836

Total income and expenses for the period	26,343	-50	26,293	16,404	-950	15,454

Stock issue, net	—	17	17	—	—	—
Sale of own shares	117	—	117	15	—	15
Stock Purchase and Stock Option Plans	242	—	242	204	—	204
Dividends paid	-3,959	-174	-4,133	—	-292	-292
Adjustment of cost for stock issue 2002	—	—	—	2	—	2

Total transactions with owners	-3,600	-157	-3,757	221	-292	-71

Closing balance	104,677	850	105,527	80,445	1,057	81,502

1)	For further information, please see “Notes to the consolidated statements, Note C17, “Stockholders’ equity”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

C1    SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Telefonaktiebolaget LM Ericsson, the Parent Company and its subsidiary companies (“the Company”) for 2005 and 2004 are prepared in accordance with International Financial Reporting Standards. IFRS below refer to all these standards. For Ericsson, there is no difference between IFRS and IFRS as adopted by the EU by December 31, 2005 and the Swedish Annual Accounts Act. We have also applied URA 43 Accounting for special payroll tax and tax on investment returns and URA 46 IFRS 2 and accounting for social security expenses, issued by the Swedish Financial Accounting Standards Council (Redovisningsradet). IFRSs differs in certain aspects from generally accepted accounting principles in the United States (US GAAP). For a description of major differences, with respect to Ericsson’s financial statements, see Note C32, Reconciliation to Accounting Principles Generally Accepted in the United States.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Ericsson has applied IFRSs since January 1, 2005. All amounts related to 2004 have been restated in accordance with IFRSs, except for IAS 39 which has been applied as from January 1, 2005. In Note C3, Transition to IFRSs, a reconciliation of the restatement is made for the transition to IFRSs.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Parent Company and all subsidiary companies. Subsidiary companies are all companies in which Ericsson has an ownership and directly or indirectly, including effective potential voting rights, has a voting majority or Ericsson by agreement has control or retains the majority of the residual or ownership risk of the entity.

Inter-company transactions have been eliminated. Elimination of unrealized profits in inventory is made in full without consideration of minority interests.

The consolidated financial statements are prepared in accordance with the purchase method. Accordingly, consolidated stockholders’ equity includes equity in subsidiary companies and associated companies earned only after their acquisition.

ASSOCIATED COMPANIES AND JOINT VENTURES

Investments in associated companies and joint ventures, where voting stock interest including effective potential voting rights is at least 20 percent but not more than 50 percent, or where a corresponding influence is obtained through agreement, are accounted for according to the equity method. IFRS 3 has been applied for the accounting of these companies. Ericsson’s share of income before taxes is reported in item “Share in earnings of joint ventures and associated companies”, included in Operating Income. Taxes are included in item “Taxes”. Unrealized internal profits in inventory in associated companies purchased from subsidiary companies are eliminated in the consolidated accounts in proportion to ownership. Investments in associated companies are shown at equity after adjustments for unrealized inter-company profits and goodwill (see “Goodwill” below).

Undistributed earnings of associated companies included in consolidated equity are reported as Retained earnings, as detailed in Note C17, Stockholders’ equity.

All other equity instruments are accounted for as Other investments in shares and participations and carried at fair value. Fair values are based on quoted market prices or rates. If official rates or market prices are not available, fair values are calculated by discounting the expected future cash flows at prevailing interest rates.

GOODWILL

At the acquisition of a business, an allocation is made of the purchase price in which fair values are assigned to acquired assets, for example intangible assets such as customer relations, brands and patents, based upon appraisals made. Goodwill arises when the purchase price exceeds the fair value of recognizable acquired net assets.

Goodwill resulting from acquisitions of businesses is subject to impairment review at least annually in the fourth quarter and when there are indications that the carrying value may not be recoverable. The carrying values are not considered to be recoverable when the expected discounted cash flows are less than the carrying values. An impairment loss is determined based on the amount by which the carrying value exceeds the recoverable amount. Goodwill related to assets in foreign currency is remeasured at period-end exchange rates.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

TRANSLATION OF FINANCIAL STATEMENTS IN FOREIGN CURRENCY

For most subsidiary companies, joint ventures and associated companies, the local currency is the currency in which the companies primarily generate and expend cash, and is thus considered their functional (business) currency. Their financial statements plus goodwill related to such companies, if any, are translated to SEK by translating assets and liabilities to the closing rate at the balance sheet day and income statement items at average exchange rates, with translation adjustments reported directly in consolidated equity. When a company is sold, accumulated translation adjustments are included in consolidated income.

For a limited number of companies, the functional currency is a currency other than the local currency. The financial statements of such companies are translated in two steps. In the first step, remeasurement is made into the functional currency and resulting exchange rate gains/losses are reported in income. In the second step, from the functional currency to SEK, the financial statements are translated as above. Effective portion of foreign exchange gains and losses on hedge instruments designated to hedge the net investments in foreign entities are reported directly in consolidated equity, net of tax effects, to offset the translation adjustments above. Ineffective and undesignated portions of foreign exchange gains and lossed are reported in operating income.

REVALUATION OF FOREIGN CURRENCY ITEMS IN INDIVIDUAL COMPANIES

In the financial statements, receivables and liabilities in foreign currencies are revalued at year-end exchange rates.

Foreign exchange gains and losses are divided into operational and financial. Effects of hedging are in the income statement reported together with the hedged item.

The net difference between foreign exchange gains/losses on operating transactions and gains/losses on hedging through foreign exchange derivatives are included in cost of goods sold. Gains and losses on foreign exchange attributable to financial assets are included in financial income and gains and losses related to financial liabilities are included in financial expenses.

IAS 39 was adopted as from January 1, 2005 with early adoption of the amendment related to hedging of group internal transactions. In 2004, Foreign exchange derivatives hedging off-balance exposures were treated off-balance, also referred to as “Deferral hedge accounting”. When the hedged transaction occurred, the hedged spotrate was used for the transaction and the derivative was moved on-balance. The theoretical interest portion was accrued over the life of the derivative. Interest rate derivatives used as hedges were valued at amortized cost, which was in-line with the underlying transaction.

REVENUE RECOGNITION

Sales are recorded net of value added taxes, goods returned, trade discounts and rebates. Revenue is recognized with reference to all significant contractual terms when the product or service has been delivered, when the revenue amount is fixed or determinable and when collection is reasonably assured.

We offer a comprehensive portfolio of telecommunication and data communication systems and services covering a range of technologies. The majority of our products and services are sold as parts of contracts including several items. The nature of the products and services being sold, and the contractual terms taken as a whole, determine the appropriate revenue recognition method. The contracts are of three main types:

•	delivery-type

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	construction-type

•	contracts for various types of services, for example multi-year managed services contracts

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

Revenues from construction-type contracts are generally recognized using the percentage-of-completion method. The degree of completion is measured using either the milestone output method or, to a very limited extent, the cost-to-cost method. The terms of construction-type contracts generally define deliverables or milestones for progress billing to the customer, which also well reflect the degree of completion of the contract. In construction-type contracts where we apply the milestone output method, costs incurred pending the completion of milestones are reported as contract work in progress and included in Inventory. Such milestones are normally frequent, and the resulting amount in contract work in process is limited.

The profitability of contracts is periodically assessed and adjusted, if necessary, based on changes in circumstances. Provisions for losses, with full amounts, are immediately made when losses are probable.

For delivery-type contracts revenue is recognized when risks and rewards have been transferred to the customer, normally stipulated in terms of trade. Delivery-type contracts that have multiple elements, revenue is allocated to each element based on relative fair values. If there are undelivered elements essential to the functionality of the delivered elements, or, if fair values are not available for all elements, we defer the recognition of revenue until all elements essential to the functionality have been delivered or fair values exist for the undelivered elements.

Revenue for period service contracts and managed services contracts, covering longer periods is recognized pro rata over the contract period. Revenue for training, consulting, engineering, installation and similar services is generally recognized when the services are provided.

Mobile platform license revenues are included in reported Net Sales and contracted based on the number of handsets or components produced by the customer. Revenue is recognized when the customer production has been made.

For sales between consolidated companies, associated companies, joint ventures and segments we apply arm’s length pricing.

SHARE-BASED EMPLOYEE COMPENSATION

Stock option plans

Ericsson has chosen to not apply IFRS 2 to equity instruments granted before November 7, 2002, in accordance with IFRS 1 and IFRS 2.

IFRS 2 is applied for one employee option program granted after November 7, 2002. The vesting period for this program ended during 2005, and Ericsson recognized compensation costs representing the fair value at grant

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

date of the outstanding employee options. In the balance sheet the corresponding amounts are accounted for as equity. The fair value of the options was calculated using an option-pricing model. The total costs were recognized during the vesting period (3 years), i.e. the period during which the employees had to fulfil vesting requirements. When the options are exercised, social security charges are to be paid in certain countries on the value of the employee benefit; generally based on the difference between the market price of the share and the strike price. Until exercise, estimated costs for such social security charges are accrued.

Stock purchase plans

For stock purchase plans, compensation costs are recognized during the vesting period, based on the fair value of the share at the employee’s investment date. The fair value is based upon the share price at investment date adjusted for that no dividends will be received prior to matching. The investment date is considered as the grant date. In the balance sheet the corresponding amounts are accounted for as equity. Vesting conditions affect the number of shares that Ericsson will match. For shares under performance-based matching programs, the Company assesses the probability of meeting the performance targets when calculating the compensation costs. Compensation expenses are based on estimates of the number of shares that will match at the end of the vesting period. When shares are matched, social security charges are to be paid in certain countries on the value of the employee benefit. The employee benefit is generally based on the market value of the shares at the matching date. During the vesting period, estimated social security charges are accrued.

BORROWING COSTS

The Company does not capitalize any borrowing costs, including borrowing cost related to financing of construction of tangible assets. Costs are expensed as incurred.

NON-CURRENT ASSETS HELD FOR SALE

Non-current assets held for sale are valued at the lower of carrying amount and fair value less cost to sell. At present, the occurrence of assets held for sale are very limited.

EARNINGS PER SHARE

Basic earnings per share are calculated by dividing net income attributable to shareholders of the parent company by the average number of shares outstanding during the year.

Diluted earnings per share are calculated by dividing net income attributable to shareholders of the parent company by the sum of the average number of ordinary shares outstanding and potential ordinary shares. Potential ordinary shares are treated as dilutive when, and only when, their conversion to ordinary shares decrease earnings per share.

CLASSIFICATION AND MEASUREMENT OF FINANCIAL INSTRUMENTS

IAS 39 was adopted as from January 1, 2005 with early adoption of the amendment related to hedging of group internal transactions.

•	Short-term investments are valued at fair value through profit and loss in the consolidated accounts.

•	Loans and borrowings are valued using the amortized cost method. Derivative financial instruments are used to hedge foreign exchange and interest rate risks.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Foreign exchange derivatives are valued at fair value through profit and loss. However, those foreign exchange derivatives fulfilling the requirements for cash flow hedge accounting are valued at fair value and effective portions of the designated risk are deferred in consolidated stockholders’ equity net of tax effects. Ineffective and undesignated portions are reported through profit and loss. The amount deferred in equity is released to profit or loss when the hedged transaction affects consolidated profit or loss, affecting net sales or cost of goods sold based on the nature of the hedge.

•	Interest rate-related derivatives are valued at fair value through profit and loss.

•	Ericsson’s listed debt instruments (outstanding notes and bond loans) are valued at amortized cost, unless designated as hedged item in a fair value hedge, when the hedged risk is valued at fair value through profit and loss.

Foreign exchange gains and losses on operating assets and liabilities are reported as adjustments to Cost of Sales. The corresponding reporting for financial items is adjustments to financial income and expenses respectively.

In the consolidated accounts, gains and losses on operational hedges are reported together with losses and gains on the underlying position.

Financial assets and liabilities are offset and reported net in the balance sheet when there is a legally enforceable right for offset and there is an intent to settle on a net basis.

Fair values of financial instruments are based on quoted market prices or rates. If official rates or market prices are not available, fair values are calculated by discounting the expected future cash flows at prevailing interest rates.

INTANGIBLE ASSETS OTHER THAN GOODWILL

These assets consist of capitalized development expenses and aquired intangible assets, such as patents and software, and are stated at cost less accumulated amortization/write-down. Amortization, depreciation and any write-downs are included in “Research and development and other technical expenses” and “Cost of Sales”.

Costs incurred for development of products to be sold, leased or otherwise marketed or intended for internal use are capitalized as from when technological and economical feasibility has been established until the product is available for sale or use. These capitalized costs are mainly generated internally and include direct labor and related overhead. Amortization of capitalized development costs begins when the product is available for general release. Amortization is made on a product or platform basis according to the straight-line method over periods not exceeding five years. Research and development costs directly related to orders from customers are accounted for as a part of “Cost of sales”. Other research and development costs are charged to expense as incurred.

Impairment tests are performed on a regular basis whenever there is an indication of possible impairment. However, intangible assets not yet available for use are tested annually. The carrying values are not considered to be recoverable when the expected discounted cash flows are less than the carrying values. An impairment loss is determined based on the amount by which the carrying value exceeds the recoverable amount.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost less accumulated depreciation and any write-down due to impairment.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Annual depreciation, based upon the component approach, is generally made using the straight-line method, with estimated useful lives of, in general, 40 years on buildings, 20 years on land improvements, 3 to 10 years on machinery and equipment, and up to 5 years on rental equipment. Depreciation and any write-downs are included in “Cost of Sales” and in the respective functional operating expenses.

Impairment tests of property, plant and equipment are made whenever there is an indication of possible impairment. Impairment losses occur, as for intangible assets, when the carrying value exceeds the recoverable amount. The recoverable amount is based upon either expected discounted cash flows or the selling price reduced by the costs of disposal. Provisions are made for expected costs for restoration of land or buildings due to environmental obligations.

LEASING

Leasing when the company is the lessee

Finance lease contracts are capitalized and reported as property, plant and equipment and as other current and non-current liabilities. Depreciations are made as for property, plant and equipment. Operating lease contracts are not capitalized.

Leasing when the company is the lessor

Leasing contracts with the company as a lessor are classified as finance leases when the majority of risks and rewards are transferred to the lessee, and otherwise as operating leases. Under a finance lease, we recognize a receivable at an amount equal to the net investment in the lease and recognize revenue in accordance with our revenue recognition principles. For operating leases, an asset is reported as property, plant and equipment and revenues and depreciation are recognized on a straight-line basis over the lease term.

DEFERRED TAXES

Deferred tax assets consist of (i) temporary differences between the book values of assets and liabilities and their tax values and (ii) unutilized tax loss carry-forwards. These assets are recognized to an amount not larger than probable future taxable profits, against which the tax deductions can be utilized.

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

The accumulated deferred tax assets/liabilities are remeasured regularly by applying the current tax rate in each country. Adjustments of deferred tax assets/liabilities attributable to changes in tax rates are included in current year income.

RECEIVABLES AND CUSTOMER FINANCING

Receivables are reported at amortized cost, less allowances for impairment charges.

When selling a receivable we de-recognize the receivable if we have transferred substantially all the risks and rewards of ownership of the receivable and recognize separately as assets or liabilities any rights and obligations created or retained in the transfer.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We assess the collectibility of our receivables for purposes of initial revenue recognition and to record receivables at fair value. In instances where we have exposures related to guarantees to third parties for customer financing, we have reported the extent of our exposure as contingent liabilities. These contingent liabilities are reported net of risk provisions.

INVENTORIES

Inventories are valued at the lower of cost or net realizable value on a first-in, first-out (FIFO) basis.

Risks of obsolescence have been measured by estimating market value based on future customer demand and changes in technology and customer acceptance of new products.

PROVISIONS

Provisions are made when we have legal or constructive obligations as a result of past events and when it is probable that an outflow of resources will be required to settle the obligations and the amounts can be estimated reliably. However, the actual outflow as a result of the obligation may vary from that estimate.

Our provisions mainly relate to warranty commitments, restructuring, customer financing guarantees and other obligations, such as litigation obligations, contractual discounts, customer contract loss provisions, penalties or claims as well as unresolved income tax and value added tax issues.

In the ordinary course of business, the company is subject to proceedings, lawsuits and other unresolved claims, including proceedings under laws and government regulations and other matters. These matters are often resolved over long periods of time. We regularly assess the likelihood of any adverse judgments in or outcomes of these matters, as well as potential ranges of possible losses. Provisions are recognized when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated based on a detailed analysis of each individual issue.

For losses on customer contracts we record provisions when a loss from a contract is anticipated and is possible to estimate reliably. We provide for the estimated future settlements related to patent infringements based on the probable outcome of each infringement. The ultimate outcome or actual cost of settling an individual infringement may vary from our estimates. We estimate the outcome of all potential patent infringements made known to us through assertion and through our own monitoring of patent-related cases in the relevant legal systems. To the extent that we determine that an identified potential infringement will more probably than not result in an outflow of resources, we record a provision based on our best estimate of the expenditure required to settle infringement proceedings.

At various intervals we give our suppliers and/or subcontractors forecasts of expected purchases and also sometimes commit to minimum levels during a certain period. The agreements often include compensation clauses for the event that material deviations from original plans regarding production volumes or product mix should occur. As a result of actual deviations from committed purchase levels or of received actual claims from these suppliers and/or subcontractors, we make provisions for estimated compensation to such suppliers and/or subcontractors. Additionally, provisions are estimated and accrued for charges as a result of known changes in design specifications that are provided to production subcontractors. Amounts for provisions and subsequent net amounts at settlements are charged to the corresponding item in the income statement (i.e. costs related to component suppliers, production subcontractors and installation subcontractors are included in “Cost of Sales”. Costs regarding development subcontractors are included in “R&D and other technical expenses”, and costs

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

related to IT-providers and other services are included in operating expenses or “Cost of Sales” depending on the nature of the service. Such provisions are monitored closely on a regular basis, with any additions/reversals charged to the same account as the initial provision.

PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Pensions and other post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the company’s only obligation is to pay a fixed amount to a separate entity (a fund), and will have no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risk falls on the employee. Under a defined benefit plan it is the Company’s obligation to provide agreed benefits to current and former employees. The related actuarial and investment risks fall on the Company.

The present value of the defined benefit obligations for current and former employees is calculated using the Projected Unit Credit Method. The calculations are based upon actuarial assumptions and are as a minimum prepared annually. Actuarial assumptions are the Company’s best estimate of the variables that determine the cost of providing the benefits. When using actuarial assumptions, it is possible that the actual result will differ from the estimated result. These differences are reported as actuarial gains and losses. They are for example caused by unexpectedly high or low rates of employee turnover, changed life expectancy, salary changes, the effect of changes in the discount rate and differences between actual return on plan assets and the expected return on plan assets. Actuarial gains and losses are amortized over the employees expected average remaining service period if the gains/ losses exceed the greater of 10 percent of the present value of the defined benefit obligation or 10 percent of the fair value of plan assets at the beginning of period (the corridor).

The net of return on plan assets and interest on pension liabilities is reported as financial income or expense.

STATEMENT OF CASH FLOWS

Foreign subsidiary companies’ amounts are translated at the average exchange rate during the period. Subsidiary companies purchased and/or sold are reported as cash flow from investment activities, net of cash acquired/sold, and do not affect reported cash flow from operations.

Cash and cash equivalents consist of cash, bank and short-term investments and are highly liquid financial instruments that have a remaining maturity of three months or less at the date of acquisition.

SEGMENT REPORTING

Primary segments

Ericsson has the following business segments:

•	Systems, addressing operators of mobile and fixed line public telephone networks.

•	Phones, addressing distributors of mobile handsets to end users. Financial information for this segment consists of our investment and share in earnings of Sony Ericsson.

•	Other operations, which consists of a number of different operations with different types of customers. Each included operation represents, however, less than 10 percent of total net sales and is therefore considered too small to be reported separately. Included operations are: Microwave Systems, Network Technologies, Enterprise Systems, Mobile Platform Technology, Power Modules and other.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

When determining our business segments, we have looked at which market and to what type of customers our products are aimed and through what distribution channels they are sold, as well as to commonality regarding technology, research and development. We regard the Systems segment as on business segment, where the business units Access, Systems, Global Services and Transmission and Transport Networks represent different product lines within the segment. This is due to the close technical relation between included products—they are all integrated components in public telecommunications networks for fixed or mobile communication, subject to common technical systems standards for e.g. GSM, TDMA, CDMA and WCDMA—and due to the common supply and sales through our own sales organization to operators of public networks, with contracts that as a rule include a mix of products and services as well as installation from several product lines.

Our second segment, Phones, is carried out through a joint venture with Sony and develops and sells handsets for mobile telecommunications to distributors.

Our segment Other Operations is composed of a number of smaller operating units, each too small to be reported individually as a separate segment, and each with different characteristics in terms of products, customers and distribution channels.

Secondary segments

Ericsson operates in five main geographical areas: (1) Western Europe, (2) Central and Eastern Europe, Middle East and Africa, (3) Asia Pacific, (4) North America and (5) Latin America. These areas represent our geographical segments.

Financial information is provided to the Board for both primary and secondary segments. These are subject to risk and returns that are different from those of other segments.

GOVERNMENT GRANTS

Government grants are recognized when there is a reasonable assurance of compliance with conditions attached to the grants and that the grants will be received.

For Ericsson, government grants are linked to performance of research or development work or to subsidized capital expenditures as governmental stimulus to employment or investments in a certain country or region. The occurance of government grants is very limited. Government grants are normally reported as reductions of development costs or reductions of capital expenditure, depending on their nature.

NEW IFRSs STANDARDS, AMENDED IAS STANDARDS AND IFRIC INTERPRETATIONS AS FROM JANUARY 1, 2006

•	IAS 19 Employee Benefits. As from January 1, 2006, the company will apply the option for recognition of actuarial gains and losses in equity. The amendment will be applied retrospectively as from January 1, 2004. The effect of the application is an increase of pension liability of approximately SEK 3.5 b. and accruals for social security of SEK 0.8 billion at January 1, 2006. The effect on stockholders’ equity net of tax is approximately SEK 3.1 b, as per January 1, 2006.

•	IAS 39 Financial instruments: Recognition and Measurement. An amendment requires a company to include liabilities resulting from financial guarantee contracts in the balance sheet. This amendment is not expected to have a significant impact on the financial position and result.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	IFRIC 4 Determining whether an Arrangement contains a Lease. This interpretation is not expected to have a significant impact on the financial position and result.

•	IFRIC 6 Liabilities arising from Participating in a Specific Market—Waste of Electric and Electronical Equipment. This interpretation is not expected to have a significant impact on the financial position and result.

C2    CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements and application of accounting standards often involve management’s judgment or the use of estimates and assumptions deemed to be reasonable and prudent at the time they are made. However, other results may be derived using different assumptions or estimates. Following are the accounting policies subject to such estimates or assumptions that we believe could have the most significant impact on our reported results and financial position.

REVENUE RECOGNITION

Parts of our sales is generated from large and complex customer contracts. Managerial judgment is applied, among other aspects, regarding contractual performance, estimated total contract costs, degree of completion and conformance with acceptance criteria to determine the amounts of revenue to be recognized and any loss provisions to be made.

INVENTORY VALUATION

Inventories are valued at the lower of cost or net realizable value. Total inventory reserves as of December 31, 2005 amount to SEK 2.5 (3.1) billion or 12 (18) percent of gross inventory. Of the total inventory of SEK 19.2 billion, SEK 11.6 billion is contract work in progress and SEK 7.6 billion is mainly related to components and finished goods. For the contract work in progress inventory, risks are related to the judgements made in relation to revenue recognition, while for the component and finished goods parts, the inventory risks are more related to technological obsolescence and estimates of net realizable values.

DEFERRED TAXES

Deferred tax assets are recognized for temporary differences between reported and taxable income and for unutilized tax loss carry-forwards. The largest amounts of tax loss carry-forwards are in Sweden, with an indefinite period of utilization (i.e. with no expiry date). The valuation of tax loss carry-forwards and our ability to utilize tax losses is based upon our estimates of future taxable income in different tax jurisdictions and involves assumptions regarding the deductibility of costs not yet subject to taxation.

At December 31, 2005, the value of unutilized tax loss carry forwards amounted to SEK 28.0 (34.1) billion. The deferred tax amounts related to loss carry-forwards are reported as non-current assets.

ACCOUNTING FOR INCOME-, VALUE ADDED- AND OTHER TAXES

Accounting for these items is based upon evaluation of income, value added tax rules and other taxes in all jurisdictions where we perform activities. The total complexity of all rules related to taxes and the accounting for these require management involvement in estimates and judgments of probable outcomes.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CAPITALIZED DEVELOPMENT COSTS

Development costs for products that will be sold, leased or otherwise marketed as well as those intended for internal use are capitalized. The starting point for capitalization is based upon management’s judgment that the technological and economical feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model. Capitalization ceases and amortization of capitalized development amounts begins when the product is available for general use with impairment testing performed annually. The definition of amortization period also requires management’s judgment.

At December 31,2005, the amount of capitalized development costs amounted to SEK 6.2 (8.1) billion.

PROVISIONS

Valuation of receivables and exposures in customer financing

We monitor the financial stability of our customers and the environment in which they operate to judge their guarantees and the likelihood that we will get paid for individual receivables. Most of our customers have good creditworthiness. Total allowances for doubtful accounts as of December 31, 2005, were SEK 1.4 (1.8) billion or 3.3 (5.3) percent of our gross accounts receivable.

We regularly assess the credit risk and based on these assessments, we record provisions for outstanding customer financing credits and contingent liabilities, i.e. third party credits under our guarantees. These risk provisions are included in “Selling and administrative expenses”.

Warranty commitments

Provisions for product warranties are based on historic quality rates as well as assumptions on estimated quality rates for new products and costs to remedy the various types of faults predicted. Total provisions for product warranties as of December 31, 2005, amounted to SEK 4.8 (6.4) billion.

Pension and other post-employment benefits

Accounting for the costs of defined benefit pension plans and other applicable post-employment benefits is based on actuarial valuations, relying on key assumptions for discount rates, expected return on plan assets, future salary increases, turnover rates and mortality tables. The discount rate assumptions are based on rates for high-quality fixed-income investments with durations similar to our pension plans. Expected return on plan assets consider long-term historical returns, allocation of assets and estimates of future long-term investment returns. At December 31, 2005, provisions for pensions and other post-employment benefits amounted to net SEK 2.0 (10.1) billion.

Other provisions

Other provisions are mainly comprised of contractual obligations and penalties with most of the rest for risks associated with patent and other litigations, contractual discounts and penalties of uncertain timing or amount, supplier or subcontractor claims and/or disputes, as well as provisions for income tax and value added tax unresolved issues and estimated losses on customer contracts. The nature and type of risks for these provisions differ and judgments related to them receive special attention from the management. At December 31, 2005, Other provisions amounted to SEK 11,5 (14.5) billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

HEDGE ACCOUNTING AND FOREIGN EXCHANGE RISKS

Foreign exchange risk in highly probable sales in future periods are hedged using foreign exchange derivative instruments designated as cash-flow hedges.

Establishing highly probable sales volumes involves gathering and evaluating sales forecasts for future periods as well as analyzing actual outcome on a regular basis in order to fulfill effectiveness testing requirements for hedge accounting. Deviations in outcome of sales might result in that the requirements for hedging accounting is not fulfilled.

C3    TRANSITION TO IFRSs FROM SWEDISH GAAP

The International Financial Reporting Standards (“IFRSs”) were adopted in 2005. New IFRSs standards, amended IAS standards and IFRIC Interpretations up to December 31, 2005, as endorsed by EU have been applied.

In the transition to IFRSs, IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. January 1, 2004, is the date of transition to IFRSs for Ericsson. IAS 32 and IAS 39 were adopted as from January 1, 2005, as allowed by IFRS 1. The comparison year 2004 is restated in accordance with IFRSs.

Of the IAS and IFRSs standards, intangible assets, business combinations, share-based payment and financial instruments have had the most significant impact on the financial position and result.

IAS 38—INTANGIBLE ASSETS

When adopting the Swedish accounting standard RR 15 Intangible assets in 2002, the standard was implemented prospectively only, i.e. no restatement of previous periods was allowed, whereas IAS 38 Intangible assets was implemented retrospectively. The capitalization according to Swedish GAAP during 2002-2004 was the same as per IFRSs. Retrospective application under IFRSs lead to an increase in the opening balance of intangible assets as of January 1, 2004, due to capitalized development costs in years prior to 2002, and increased amortizations on such assets during 2004 and onwards. The opening balance for 2004 was equal to the closing balance according to US GAAP per December 31, 2003, since capitalization of development costs has been made for US GAAP purposes historically. Due to the restatement to IFRSs, intangible assets increased by SEK 6, 408 million, deferred tax assets decreased by SEK 1,794 million and equity increased by SEK 4,614 million respectively. As a result, amortization for 2004 increased by SEK 2,660 million under IFRSs.

IFRS 3—BUSINESS COMBINATIONS INCLUDING GOODWILL

The standard for reporting of business combinations (IFRS 3) has resulted in changes in reporting of acquisitions of companies. Compared to previous standard, IFRS 3 requires a more detailed purchase price allocation, in which fair values to a larger extent are assigned to acquired intangible assets, such as customer relations, brands and patents. Goodwill arises when the purchase price exceeds the fair value of acquired net assets. Goodwill arising from acquisitions is no longer amortized but instead subject to impairment review; at least annually and when there are indicators that the carrying value may not be recoverable.

In Ericsson’s reporting during 2005, acquisitions carried out in 2004 have been accounted for in accordance with IFRS 3. As allowed by IFRS 1, no adjustments for acquisitions prior to the transition date, January 1, 2004, were made. The value of goodwill has been frozen at January 1, 2004, and amortization reported under Swedish GAAP for 2004 has been reversed in IFRSs restatements.

For Ericsson, the new standard has resulted in an increase in reported operating profit for 2004 of SEK 475 million. No difference in reported earnings has arisen as a result of acquisitions carried out in 2004.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

IFRS 2—SHARE-BASED PAYMENT

As allowed by IFRS 1, Ericsson has chosen not to apply IFRS 2 to equity instruments granted before November 7, 2002. For one employee option program, granted after November 7, 2002, and not yet vested by January 1, 2005, Ericsson recognizes a charge to income representing the fair value at grant date of the outstanding employee options. The fair value of the options was calculated using an option-pricing model. The total costs are recognized over the vesting period (3 years). The impact on operating profit was a charge of SEK 45 million in 2004.

For other programs there are no material differences.

IAS 32 AND 39—FINANCIAL INSTRUMENTS AND HEDGING

IAS 32 and 39 are standards that deal with disclosure, presentation, recognition and measurement of financial instruments. These standards are applied prospectively from January 1, 2005.

A major effect is that all derivatives are recognized at fair value on the balance sheet. Subsequent changes in fair value of derivatives are recognized in the income statement, unless the derivative is a hedging instrument in (i) a cash flow hedge or (ii) a hedge of a net investment in a foreign operation. In those cases, the effective portion of fair value changes of the derivative will be recognized in equity until the hedged transaction affects the income statement, at which moment the accumulated deferred amount in equity is recycled to the income statement.

For derivatives assigned as (iii) fair value hedges, fair value changes on both the derivative and the hedged item, attributable to the hedged risk, are recognized in the income statement and offset each other to the extent the hedge is effective.

The opening balance January 1, 2005, was affected by SEK 3,556 million in assets, SEK 1,952 million in liabilities and SEK 1,155 million in equity net of SEK 449 million deferred tax as a result of accounting for derivatives at fair value.

Other investments in shares and participations are classified as available-for-sale in accordance with IAS 39 and will thus be reported at fair value.

For investments in quoted companies, fair values are determined based on share prices at the balance sheet date and for non-quoted investments, fair values are estimated.

As disclosed under “Revaluation of foreign currency items in individual companies” in note C1, “Significant Accounting Policies”, IAS 39 was adopted as from January 1, 2005. The effect on the opening balance January 1, 2005, was an increase of SEK 411 million in assets and an increase of SEK 334 million in equity, net of deferred tax of SEK 77 million.

IAS 19—EMPLOYEE BENEFITS

Ericsson reports pensions and other post-employment benefits according to IFRSs (IAS 19), which is similar to RR 29 that was implemented from January 1, 2004.

Actuarial gains and losses were recognized in the opening balance January 1, 2004.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

RECLASSIFICATION OF PROVISIONS

In accordance with IAS 1 Presentation of Financial Statements, provisions need to be presented as both current and non-current. A liability shall be classified as current when it satisfies any of the following criteria: a) it is expected to be settled in the entity’s normal operating cycle; b) it is held primarily for the purpose of being traded; c) it is due to be settled within twelve months after the balance sheet date; or d) the entity does not have an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date. All other liabilities shall be classified as non-current. Accordingly, Ericsson has reclassified provisions in the balance sheet to current and non-current liabilities under IFRSs.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SUMMARY OF TRANSITION EFFECTS:

The effects of the adoption of IFRSs on the consolidated income statement, balance sheet, cash flow and equity are shown in the tables below.

RECONCILIATION OF CONSOLIDATED INCOME STATEMENT

	Jan-Dec 2004
SEK million	Swedish GAAP	IFRSs adjustments	IFRSs
Net sales	131,972		131,972
Cost of sales	-70,864		-70,864

Gross margin	61,108		61,108

Research and development and other technical expenses	-20,861	-2,558	-23,421
Selling expenses and administrative expenses	-16,244	323	-15,921

Operating expenses	-37,105	-2,235	-39,342

Other operating income	2,617		2,617
Share in earnings of joint ventures and associated companies	2,318	5	2,323

Operating income	28,938	-2,230	26,706

Financial income	3,541		3,541
Financial expenses	-4,081		-4,081

Income after financial items	28,398	-2,230	26,166

Taxes	-9,077	745	-8,330
Minority interest	-297	297
Net income	19,024	-1,188	17,836

Of which:
Net income attributable to stockholders of the parent company			17,539
Net income attributable to minority interest			297

Other information
Average number of shares, basic (million)	15,829		15,829
Earnings per share, basic (SEK)	1.20	-0.09	1.11
Earnings per share, diluted (SEK)	1.20	-0.09	1.11

Reconciliation of Net income from Swedish GAAP to IFRSs
Net income, Swedish GAAP			19,024
Reclassification of minority interest			297
Reversal of amortization of goodwill			475
Stock option plans			-45
Amortization of capitalization of development costs			-2,660
Taxes			745

Net income, IFRSs			17,836

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

RECONCILIATION OF CONSOLIDATED BALANCE SHEET JAN 1, 2004

SEK million	Jan 1, 2004 Swedish GAAP1)	IFRSs adjustments	Jan 1, 2004 IFRSs
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	4,784	6,408	11,192
Goodwill	5,739		5,739
Other	687		687

Property, plant and equipment	6,505		6,505
Financial assets
Equity in joint ventures and associated companies	2,970		2,970
Other investments in shares and participations	433		433
Customer financing, non-current	3,027		3,027
Other financial assets, non-current	1,342		1,342
Deferred tax assets	27,735	-1,794	25,941

	53,222	4,614	57,836
Current assets
Inventories	10,965		10,965
Financial assets
Accounts receivable—trade	31,886		31,886
Customer financing, current	979		979
Other current receivables	12,718		12,718

Short-term investments		20,092	20,092
Cash and cash equivalents	73,207	-20,092	53,115

	129,755		129,755

Total assets	182,977	4,614	187,591

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	59,206	4,614	63,820
Minority interest in equity of consolidated subsidiaries		2,299	2,299

	59,206	6,913	66,119
Minority interest in equity of consolidated subsidiaries	2,299	-2,299

Non-current liabilities
Post-Employment benefits	9,827		9,827
Other provisions, non-current		2,095	2,095
Deferred tax liabilities	520		520
Borrowings, non-current	27,001		27,001
Other non-current liabilities	2,771		2,771

	40,119	2,095	42,214

Current liabilities
Other provisions, current	27,601	-2,095	25,506
Borrowings, current	9,509		9,509
Accounts payable	8,895		8,895
Other current liabilities	35,348		35,348

	81,353	-2,095	79,258

Total equity and liabilities	182,977	4,614	187,591

1)	Restated for changed accounting principle, IAS 19

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

RECONCILIATION OF CONSOLIDATED BALANCE SHEET DEC 31, 2004 AND JAN 1, 2005

SEK million	Dec 31, 2004 Swedish GAAP	IFRSs adjustments	Dec 31, 2004 IFRSs	IAS 39 adjustments	Jan 1, 2005 IFRSs
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses, net	4,343	3,748	8,091		8,091
Goodwill	5,324	442	5,766		5,766
Other	748		748		748

Property, plant and equipment	5,845		5,845		5,845
Financial assets
Equity in joint ventures and associated companies	4,150	5	4,155		4,155
Other investments in shares and participations	543		543	411	954
Customer financing, non-current	2,150		2,150		2,150
Other financial assets, non-current	1,236		1,236	937	2,173
Deferred tax assets	21,815	-1,049	20,766	-77	20,689

	46,154	3,146	49,300	1,271	50,571
Current assets
Inventories	14,003		14,003		14,003
Financial assets
Accounts receivable—trade	32,644		32,644	-956	31,688
Customer financing, current	1,446		1,446		1,446
Other current receivables	12,239		12,239	3,575	15,814

Short-term investments		46,142	46,142		46,142
Cash and cash equivalents	76,554	-46,142	30,412		30,412

	136,886		136,886	2,619	139,505

Total assets	183,040	3,146	186,186	3,890	190,076

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	77,299	3,146	80,445	1,489	81,934
Minority interest in equity of consolidated subsidiaries		1,057	1,057		1,057

	77,299	4,203	81,502	1,489	82,991
Minority interest in equity of consolidated subsidiaries	1,057	-1,057

Non-current liabilities
Post-employment benefits	10,087		10,087		10,087
Other provisions, non-current		1,146	1,146		1,146
Deferred tax liabilities	421		421	449	870
Borrowings, non-current	21,837		21,837	937	22,774
Other non-current liabilities	1,856		1,856		1,856

	34,201	1,146	35,347	1,386	36,733

Current liabilities
Other provisions, current	24,778	-1,146	23,632		23,632
Borrowings, current	1,719		1,719		1,719
Accounts payable	10,988		10,988	-206	10,782
Other current liabilities	32,998		32,998	1,221	34,219

	70,483	-1,146	69,337	1,015	70,352

Total equity and liabilities	183,040	3,146	186,186	3,890	190,076

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

IMPACT OF IFRSs ON THE STATEMENT OF CASH FLOWS

According to IAS 7 “Cash Flow”, Ericsson defines cash and cash equivalents to include only short-term highly liquid investments with remaining maturity at acquisition date of three months or less. Under Swedish accounting standards, a broader interpretation was earlier made, where also readily marketable securities designated for liquidity management purposes only and with a low risk for value changes and with a maturity exceeding three months were included. The restated statements of cash flow for 2004 and the opening balance for the Ericsson group according to IAS 7 therefore reflects cash and cash equivalents that are different to those previously reported under Swedish GAAP.

(SEK million)	January 1, 2004	December 31, 2004
Cash and cash equivalents under Swedish GAAP	73,207	76,554
Less: amounts with maturity exceeding three months	-20,092	-46,142
Cash and cash equivalents under IFRSs	53,115	30,412

RECONCILIATION OF EQUITY

Reconciliation of equity, Dec 31, 2003, according to Swedish GAAP and Jan 1, 2004, according to IFRSs

Closing balance, Swedish GAAP	60,481
Effect of changed accounting principle, IAS 19	-1,275
Opening balance according to Swedish GAAP	59,206
Reclassification of minority interest	2,299
Capitalization of development costs, net	4,614
Opening balance, IFRSs	66,119

Reconciliation of equity, Dec 31, 2004, from Swedish GAAP to IFRSs

Closing balance, Swedish GAAP	77,299
Reclassification of minority interest	1,057
Capitalization of development costs, net	2,699
Goodwill	447
Closing balance, IFRSs	81,502

Reconciliation of equity Dec 31, 2004 according to IFRSs and Jan 1, 2005 including IAS 39

Closing balance, IFRSs	81,502
Hedge reserve, net	1,155
Revaluation of other investments, net	334
Opening balance Jan 1, 2005	82,991

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C4    SEGMENT INFORMATION

BUSINESS SEGMENTS (PRIMARY)

2005	Systems	Phones	Other operations	Unallocated	Eliminations	Group
Net sales	141,986	—	9,835	—	—	151,821
Inter segment sales	113	—	1,061	—	-1,174	—

Total net sales	142,099	—	10,896	—	-1,174	151,821

Share in earnings of JV and associated companies	118	2,257	20	—	—	2,395

Operating income	30,885	2,257	283	-341	—	33,084

Financial income	—	—	—	2,653	—	2,653
Financial expenses	—	—	—	-2,402	—	-2,402

Income after financial items	30,885	2,257	283	-90	—	33,335

Taxes	—	—	—	-8,875	—	-8,875

Net income	30,885	2,257	283	-8,965	—	24,460
Of which:
Net income attributable to stockholders of the parent company	30,914	2,257	270	-9,126	—	24,315
Net income attributable to minority interest	—	—	—	145	—	145
Segment assets1)2)	85,958	—	10,541	106,017	—	202,516
Associates	1,185	5,044	84	—	—	6,313

Total assets	87,143	5,044	10,625	106,017	—	208,829

Segment liabilities3)4)	60,670	—	6,461	36,171	—	103,302

Total liabilities	60,670	—	6,461	36,171	—	103,302

1)	Segment assets include property, plant and equipment, intangible assets, current and non-current customer financing, accounts receivable, inventory, prepaid expenses, accrued revenues, derivatives and other current assets.
2)	Unallocated assets include cash and cash equivalents, short term investments and deferred tax assets.
3)	Segment liabilities include accounts payable, provisions, accrued expenses and deferred revenues, advances from customers and other current liabilities.
4)	Unallocated liabilities include accrued interests, tax liabilities and interest-bearing provisions and liabilities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other segment items

2005	Systems	Phones	Other operations	Unallocated	Eliminations	Group
Property, plant and equipment and intangible assets
Additions/capitalization	5,166	—	438	—	—	5,604
Depreciation	-2,676	—	-127	-1	—	-2,804
Amortization	-2,976	—	-377	84	—	-3,269
Write-downs/reversals of write-downs	271	—	—	—	—	271
Number of employees	50,107	—	5,948	—	—	56,055

Operating income	30,885	2,257	283	-341	—	33,084
Operating margin (%)	22%	—	3%	—	—	22%
Income after financial items	30,885	2,257	283	-90	—	33,335

GEOGRAPHICAL SEGMENTS (SECONDARY)

2005	Net sales	Total assets	Additions/ capitalization of PP&E and intangible assets	Number of employees
Western Europe	41,940	153,155	4,565	35,679
—of which Sweden	6,110	132,442	3,502	21,178
Central and Eastern Europe, Middle East and Africa	39,948	7,421	107	4,360
Asia Pacific	31,426	20,867	291	8,723
—of which China	11,544	8,964	123	3,601
North America	19,432	13,974	552	3,911
—of which United States	17,904	13,207	453	2,113
Latin America	19,075	13,413	89	3,382

Total	151,821	208,829	5,604	56,055

—of which EU	45,288	153,101	4,628	36,482

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

BUSINESS SEGMENTS (PRIMARY)

2004	Systems	Phones	Other operations	Unallocated	Eliminations	Group
Net sales	121,549	—	10,423	—	—	131,972
Inter segment sales	1,348	—	966	—	-2,314	—

Total net sales	122,897	—	11,389	—	-2,314	131,972

Share in earnings of JV and associated companies	90	2,143	68	22	—	2,323

Operating income	23,187	2,143	1,298	78	—	26,706

Financial income	—	—	—	3,541	—	3,541
Financial expenses	—	—	—	-4,081	—	-4,081

Income after financial items	23,187	2,143	1,298	-462	—	26,166

Taxes	—	—	—	-8,330	—	-8,330

Net income	23,187	2,143	1,298	-8,792	—	17,836

Of which:
Net income attributable to stockholders of the parent company	23,187	2,143	1,298	-9,089	—	17,539

Net income attributable to minority interest	—	—	—	297	—	297

Segment assets1) 2)	66,973	—	9,452	105,606	—	182,031

Associates	961	3,092	97	5	—	4,155

Total assets	67,934	3,092	9,549	105,611	—	186,186

Segment liabilities3) 4)	54,728	—	6,627	43,329	—	104,684

Total liabilities	54,728	—	6,627	43,329	—	104,684

1)	Segment assets include property, plant and equipment, intangible assets, current and non-current customer financing, accounts receivable, inventory, prepaid expenses, accrued revenues, derivatives and other current assets.
2)	Unallocated assets include cash and cash equivalents, short term investments and deferred tax assets.
3)	Segment liabilities include accounts payable, provisions, accrued expenses and deferred revenues, advances from customers and other current liabilities.
4)	Unallocated liabilities include accrued interests, tax liabilities and interest-bearing provisions and liabilities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other segment items

2004	Systems	Phones	Other operations	Unallocated	Eliminations	Group
Property, plant and equipment and intangible assets
Additions/capitalization	3,898	—	399	—	—	4,297
Depreciation	-2,224	—	-209	-1	—	-2,434
Amortization	-4,381	—	-82	11	—	-4,452
Write-downs	-22	—	-61	-35	—	-118
Number of employees	45,500	—	5,034	—	—	50,534

Operating income	23,187	2,143	1,298	78	—	26,706
Operating margin (%)	19%	—	11%	—	—	20%
Income after financial items	23,187	2,143	1,298	-462	—	26,166

GEOGRAPHICAL SEGMENTS (SECONDARY)

2004	Net sales	Total assets	Additions/ capitalization of PP&E and intangible assets	Number of employees
Western Europe	40,542	148,532	3,571	32,826
—of which Sweden	6,180	128,398	2,868	21,296
Central and Eastern Europe, Middle East and Africa	32,929	3,874	83	3,527
Asia Pacific	28,552	14,282	230	7,493
—of which China	12,298	7,018	130	2,897
North America	15,471	9,360	320	4,139
—of which United States	13,984	9,115	165	2,156
Latin America	14,478	10,139	93	2,549

Total	131,972	186,186	4,297	50,534

—of which EU1)	42,366	148,528	3,620	33,625

1)	Restated due to new members in EU as of May, 2004.

C5    REVENUES

The majority of Ericsson’s products and services are sold as parts of contracts including multiple elements. The nature of the products and services being sold, and the contractual terms taken as a whole, determine the appropriate revenue recognition method. The contracts are of three main types:

	2005	2004
Equipment sales	125,856	110,985
Of which:
—Construction-type contracts	18,012	23,319
—Delivery-type contracts	107,844	87,666
Service sales	23,477	19,301
Licenses	2,488	1,686

Total	151,821	131,972

Capital gains, license fees and other operating revenues	2,760	3,119
Interest income	2,310	3,346
Dividends	9	8

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C6    EXPENSES BY NATURE

	2005	2004
Employee benefits expenses1)	34,458	32,356
Depreciation and amortization expense1)	5,802	7,004

1)	Booked amount prior to adjustments for recognition and derecognition in inventory and capitalized development costs.

C7    OTHER OPERATING INCOME

	2005	2004
Gains on sales of intangible assets and PP&E	29	111
Losses on sales of intangible assets and PP&E	-120	-229
Gains on sales of investments and operations	205	510
Losses on sales of investments and operations	-149	-273

Capital gains/losses, net	-35	119

Other operating revenues mainly including license fees	2,526	2,498

Total other operating income	2,491	2,617

C8    FINANCIAL INCOME AND EXPENSES

	2005	2004
Financial income
Result from securities and receivables accounted for as non-current assets	293	354
Other interest income and similar profit/loss items	2,360	3,187

Total	2,653	3,541

Financial expenses
Interest expenses and similar profit/loss items	-2,402	-4,081

Financial net	251	-540

C9    TAXES

INCOME STATEMENT

The following items are included in Taxes:

	2005	2004
Current income taxes for the year	-3,635	-2,324
Current income taxes related to prior years	138	-637
Deferred tax income/expense (-) related to temporary differences	-4,753	-4,635
Share of taxes in joint ventures and associated companies	-625	-734

Taxes	-8,875	-8,330

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax income and expenses

The amounts of deferred tax income and expenses are shown in the following table:

	2005	2004
Deferred tax income	1,888	3,082
Deferred tax expenses	-6,641	-7,717

Deferred tax income/expense, net	-4,753	-4,635

Deferred tax income refers mainly to certain provisions and consolidation adjustments on group level.

Deferred tax expenses SEK 2,666 million out of SEK 6,641 million refer to utilization of tax loss carry forwards. The remaining amount refers to reversals of temporary differences regarding certain provisions for mainly warranty commitments, provisions for customer financing commitments and inventory write-downs.

A reconciliation between actual tax income (– expense) for the year and the theoretical tax income (– expense) that would arise when applying statutory tax rate in Sweden, 28 percent on income before taxes is shown in the table:

	2005	2004
Income after financial items	33,335	26,166

Tax rate in Sweden (28%)	-9,334	-7,327
Effect of foreign tax rates	-489	-286
Current income taxes related to prior years	138	-637
Benefits from temporary differences of prior periods used to reduce deferred tax expense	380	—
Tax effect of expenses that are non-deductible for tax purpose	-515	-910
Tax effect of income that are non-taxable for tax purpose1)	944	855
Tax effect of changes in tax rates	4	-18
Tax effect of tax loss carryforwards, net	-3	-9

Taxes	-8,875	-8,330

1)	Income that is non-taxable includes R&D credits and other non-taxable income.

BALANCE SHEET

Deferred tax assets and liabilities

Tax effects of temporary differences, including unutilized tax loss carryforwards, have resulted in deferred tax assets and liabilities as follows:

	2005	2004
Deferred tax assets	17,294	20,766
Deferred tax liabilities	391	421

Deferred tax assets relate to tax loss carryforwards, temporary differences due to certain provisions and consolidation adjustments on group level. We estimate that approximately 40 percent of total deferred tax assets will be recovered within 12 months. Deferred tax assets regarding tax loss carryforwards amount to SEK 8,187 million (SEK 9,865 million in 2004).

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax asset are amounts recognized in countries where we expect to be able to generate corresponding taxable income in the future to benefit from tax reductions. The significant tax loss carryforwards are related to countries with long or indefinite periods of utilization, mainly Sweden and the U.S. Of the total deferred tax assets for tax loss carryforwards, SEK 8,187 million, SEK 7,965 million will expire 2011 or later, of which SEK 6,363 million relate to Sweden with indefinite time of utilization.

With our strong current financial position and profitability during 2005, we have been able to use part of our tax loss carryforwards during the year, and we are convinced that Ericsson will be able to generate sufficient income in the coming years to utilize these deferred tax assets.

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

At December 31, 2005, these unutilized tax loss carryforwards amounted to SEK 28,034 million. The tax effect of these tax loss carryforwards are reported as assets.

The final years in which these loss carryforwards can be utilized are shown in the following table:

Year of expiration	2005
2006	499
2007	163
2008	32
2009	33
2010	49
2011 or later	27,258

Total	28,034

Tax effects reported directly to stockholders’ equity

Tax effects reported directly to stockholders’ equity amount to SEK 807 million (negative SEK 384 million for 2004 restated to IFRSs), the amount reported is related to hedge accounting.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C10    EARNINGS PER SHARE

	2005	2004
Net income attributable to stockholders of the parent company (SEK million)	24,315	17,539
Average number of shares, basic (millions)	15,843	15,829
Earnings per share, basic (SEK)	1.53	1.11

Net income attributable to stockholders of the parent company (SEK million)	24,315	17,539
Average number of shares after exercise of stock options (million)	15,907	15,895

Earnings per share, diluted (SEK)	1.53	1.11

C11    INTANGIBLE ASSETS

2005	Capitalized development costs, to be marketed	Capitalized acquired development costs, for internal use	Capitalized internal development costs, for internal use	Capitalized development costs, total	Goodwill	Licenses trademarks and similar rights	Patents and acquired research and development	Other intangible assets, total
Accumulated acquisition costs
Opening balance	11,876	1,638	1,094	14,608	5,766	1,022	1,118	2,140
Acquisitions/capitalization	1,174	—	—	1,174	512	38	515	553
Balances regarding acquired and sold companies	—	—	—	—	—	11	—	11
Sales/disposals	-1,067	—	—	-1,067	—	-73	-276	-349
Translation difference for the year	—	—	—	—	1,084	67	16	83

Closing balance	11,983	1,638	1,094	14,715	7,362	1,065	1,373	2,438

Accumulated amortization
Opening balance	-3,458	-1,424	-950	-5,832	—	-901	-477	-1,378
Amortization for the year1)	-2,801	-125	-83	-3,009	—	-8	-252	-260
Balances regarding acquired and sold companies	—	—	—	—	—	-7	—	-7
Sales/disposals	1,067	—	—	1,067	—	78	134	212
Translation difference for the year	—	—	—	—	—	-44	-8	-52

Closing balance	-5,192	-1,549	-1,033	-7,774	—	-882	-603	-1,485

Accumulated write-downs
Opening balance	-621	-38	-26	-685	—	—	-14	-14
Write-downs for the year	-95	—	—	-95	—	—	—	—
Sales/disposals	—	—	—	—	—	—	—	—
Translation difference for the year	—	—	—	—	—	—	—	—

Closing balance	-716	-38	-26	-780	—	—	-14	-14

Net carrying value	6,075	51	35	6,161	7,362	183	756	939

1)	No intangible assets other than goodwill have indefinite useful lives.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization and write-downs for capitalized development cost is reported as research and development and other technical expenses.

The goodwill is allocated to the business segment Systems, representing one cash-generating unit. The estimates used for measuring the recoverable amounts for goodwill per cash-generating unit include mainly assumptions for growth, profit development and capital expenditure requirements, including working capital.

The assumptions we have made are based on available industry sources that provide estimates of the number of mobile subscribers. The number of global subscribers will grow from 2 billion to 3 billion within five years. The minutes of usage per user will also continue to increase. Our impairment testing is based on the premise that changes for the main assumptions are in line with the development for the global subscriber growth, with a slight decrease for the periods greater than three years. The impairment test for goodwill has not resulted in any need for write-down. A number of tests of sensivity have been made, for example the effect of growth of just one percent. None of these tests indicate requirement of impairment write-down. A discount rate of 12 percent has been applied for the discounting of projected cash flows.

2004	Capitalized development costs, to be marketed	Capitalized acquired development costs, for internal use	Capitalized internal development costs, for internal use	Capitalized development costs, total	Goodwill	Licenses trademarks and similar rights	Patents and acquired research and development	Other intangible assets, total
Accumulated acquisition costs
Opening balance	12,274	1,633	1,091	14,998	5,739	1,287	1,084	2,371
Acquisitions/capitalization	1,138	5	3	1,146	387	262	50	312
Balances regarding acquired and sold companies	—	—	—	—	—	122	—	122
Sales/disposals	-1,536	—	—	-1,536	16	-646	-14	-660
Translation difference for the year	—	—	—	—	-376	-3	-2	-5

Closing balance	11,876	1,638	1,094	14,608	5,766	1,022	1,118	2,140

Accumulated amortization
Opening balance	-1,022	-1,208	-806	-3,036	—	-1,231	-438	-1,669
Amortization for the year	-3,779	-216	-144	-4,139	—	-271	-42	-313
Balances regarding acquired and sold companies	—	—	—	—	—	-37	—	-37
Sales/disposals	1,343	—	—	1,343	—	636	3	639
Translation difference for the year	—	—	—	—	—	2	—	2

Closing balance	-3,458	-1,424	-950	-5,832	—	-901	-477	-1,378

Accumulated write-downs
Opening balance	-706	-38	-26	-770	—	—	-15	-15
Write-downs for the year	-108	—	—	-108	—	—	—	—
Balances regarding acquired and sold companies	—	—	—	—	—	—	—	—
Sales/disposals	193	—	—	193	—	—	—	—
Translation difference for the year	—	—	—	—	—	—	1	1

Closing balance	-621	-38	-26	-685	—	—	-14	-14

Net carrying value	7,797	176	118	8,091	5,766	121	627	748

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C12    PROPERTY, PLANT AND EQUIPMENT

2005	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in process and advance payments	Total
Accumulated acquisition costs
Opening balance	2,657	5,306	15,350	303	23,616
Additions	461	405	1,745	754	3,365
Balances regarding acquired and sold companies	14	-14	24	—	24
Sales/disposals	-196	-582	-2,001	-17	-2,796
Reclassifications	229	-121	659	-767	—
Translation difference for the year	347	206	1,369	14	1,936

Closing balance	3,512	5,200	17,146	287	26,145

Accumulated depreciation
Opening balance	-583	-4,374	-11,652	—	-16,609
Depreciation for the year	-366	-489	-1,949	—	-2,804
Balances regarding acquired and sold companies	-3	13	-21	—	-11
Sales/disposals	96	562	1,685	—	2,343
Reclassifications	-4	173	-169	—	—
Translation difference for the year	-259	-170	-1,000	—	1,429

Closing balance	-1,119	-4,285	-13,106	—	-18,510

Accumulated write-downs, net
Opening balance	-482	-148	-532	—	-1,162
Write-downs for the year	—	-14	—	—	-14
Reversals of write-downs	43	—	337	—	380
Balances regarding acquired and sold companies	-1	—	—	—	-1
Sales/disposals	—	—	—	—	—
Translation difference for the year	81	17	30	—	128

Closing balance	-359	-145	-165	—	-669

Net carrying value	2,034	770	3,875	287	6,966

Contractual commitments for the acquisition of property, plant and equipment as per December 31, 2005, amounted to SEK 1,448 million. The reversal of write-downs has been reported under Cost of Sales.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2004	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in process and advance payments	Total
Accumulated acquisition costs
Opening balance	2,888	5,829	16,190	286	25,193
Additions	51	267	1,699	435	2,452
Balances regarding acquired and sold companies	-23	-625	293	-14	-369
Sales/disposals	-100	-332	-2,363	-142	-2,937
Reclassifications	-4	243	15	-254	—
Translation difference for the year	-155	-76	-484	-8	-723

Closing balance	2,657	5,306	15,350	303	23,616

Accumulated depreciation
Opening balance	-485	-4,590	-12,294	—	-17,369
Depreciation for the year	-226	-463	-1,745	—	-2,434
Balances regarding acquired and sold companies	16	467	-74	—	409
Sales/disposals	66	268	2,102	—	2,436
Reclassifications	7	-122	115	—	—
Translation difference for the year	39	66	244	—	349

Closing balance	-583	-4,374	-11,652	—	-16,609

Accumulated write-downs, net
Opening balance	-505	-229	-585	—	-1,319
Write-downs for the year	-10	—	—	—	-10
Balances regarding acquired and sold companies	—	81	28	—	109
Sales/disposals/reversals of write-downs	—	—	25	—	25
Translation difference for the year	33	—	—	—	33

Closing balance	-482	-148	-532	—	-1,162

Net carrying value	1,592	784	3,166	303	5,845

C13    FINANCIAL ASSETS

EQUITY IN JOINT VENTURES AND ASSOCIATED COMPANIES

	Joint ventures		Associated companies		Total
	2005	2004	2005	2004	2005	2004
Opening balance	3,092	1,713	1,063	1,217	4,155	2,930
Share in earnings	2,257	2,143	138	180	2,395	2,323
Taxes	-604	-701	-21	-33	-625	-734
Translation difference for the year	286	-63	92	-52	378	-115
Change in hedge reserve	7	—	—	—	7	—
Dividends	—	—	-32	-97	-32	-97
Capital contributions	—	—	33	7	33	7
Reclassification	—	—	2	47	2	47
Sales	—	—	—	-206	—	-206

Closing balance	5,038	3,092	1,275	1,063	6,313	4,155

Goodwill, net, amounts to SEK 21 million (SEK 19 million in 2004).

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SHARE OF ASSETS, LIABILITIES AND INCOME IN JOINT VENTURE SONY ERICSSON MOBILE COMMUNICATIONS

Non-current assets	1,201
Current assets	13,619
Non-current liabilities	92
Current liabilities	9,690

Net assets	5,038

Net sales	33,715
Income after financial items	2,383
Income taxes for the year	-604

Net income	1,653

Minority interest1)	-126
Assets pledged as collateral	1
Contingent liabilities	58

1)	Share in earnings is reported net of minority interest.

SHARE OF ASSETS, LIABILITIES AND INCOME IN ASSOCIATED COMPANY ERICSSON NIKOLA TESLA D.D.

Non-current assets	298
Current assets	918
Non-current liabilities	18
Current liabilities	267

Net assets	931

Net sales	998
Income after financial items	165
Income taxes for the year	-20

Net income	145

Minority interest	—
Assets pledged as collateral	7
Contingent liabilities	143

Both these companies apply IFRSs in the reporting to Ericsson.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

OTHER FINANCIAL ASSETS

	Other investments in shares and participations				Customer financing, non-current				Derivatives hedging non-current liabilities with a positive value		Other financial assets, non-current
	2005		2004		2005		2004		2005	2004	2005		2004
Accumulated acquisition costs
Opening balance	2,318		2,308		4,330		7,950		—	—	2,312		2,138
Effect of changed accounting principle, IAS 39	256		—		—		—		937	—	—		—
Additions	26		161		689		1,460		—	—	2,606[3]	)	611
Sales/repayments/deductions	-467		-22		-2,215		-2,234		—	—	-1,191		-410
Reclassifications	-2		-52		-697		-2,478		-401	—	—		—
Revaluation	—		—		—		—		180	—	—		—
Translation difference for the year	205		-77		265		-368		—	—	190		-27

Closing balance	2,336		2,318		2,372		4,330		716	—	3,917		2,312

Accumulated write-downs/allowances
Opening balance	-1,775		-1,875		-2,180		-4,923		—	—	-1,076		-796
Effect of changed accounting principle, IAS 39	155		—		—		—		—	—	—		—
Write-downs/allowances for the year	-1		44		-128		-656		—	—	12		-293
Sales/repayments/deductions	225		3		807		1,115		—	—	—		—
Reclassifications	—		—		559		2,221		—	—	—		—
Translation difference for the year	-135		53		-108		63		—	—	-55		13

Closing balance	-1,531		-1,775		-1,050[1]	)	-2,180[1]	)	—	—	-1,119		-1,076

Net carrying value	805[2]	)	543[2]	)	1,322		2,150		716	—	2,798		1,236

1)	Write-downs are included in Selling expenses due to the close relation to operations.
2)	Market value per December 31, 2005, for listed shares was SEK 8 (234) million with a net carrying value of SEK 8 (80) million.
3)	Additions include funded pension plans with net assets of SEK 1,170 million. For further information, see Note C18, “Post-employment benefits”.

C14    INVENTORIES

	2005	2004
Raw materials, components and consumables	4,699	5,557
Manufacturing work in progress	139	232
Finished products and goods for resale	2,770	3,720
Contract work in progress	12,753	7,278
Less advances from customers	-1,153	-2,784

Inventories, net	19,208	14,003

Reported amounts are net of obsolescence allowances of SEK 2,519 million (SEK 3,146 million 2004).

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MOVEMENTS IN OBSOLESCENCE ALLOWANCES

	2005	2004
Opening balance	3,146	3,658
Additions	785	533
Utilized	-1,560	-976
Translation difference for the year	148	-69

Closing balance	2,519	3,146

Contract work in progress includes amounts related to construction-type contracts as well as other contracts with ongoing work in progress.

The cost of inventories recognized as an expense and included in Cost of Sales is SEK 44,662 million.

2005
For construction-type contracts in progress, as per December 31, 2005:
Aggregate amounts of costs incurred	23,244[1]	)
Aggregate amount of recognized profits (less recognized losses)	6,416[1]	)
Gross amount due from customers2)	537
Gross amount due to customers3)	4,118[1]	)

1)	A significant part of these amounts relate to defense contracts.
2)	For all contracts in progress for which costs incurred plus recognized profits (less recognized losses) exceeds progress billings.
3)	For all contracts in progress for which progress billings exceed costs incurred plus recognized profits (less recognized losses).

C15    ACCOUNTS RECEIVABLE—TRADE

	2005	2004
Trade receivables excluding associated companies	42,198	33,906
Allowances for impairment of receivables	-1,382	-1,782

Trade receivables, net	40,816	32,124
Trade receivables related to associated companies and joint ventures	426	520

Total	41,242	32,644

Days sales outstanding were 81 in December, 2005 (75 in December, 2004).

Retention receivables recognized as revenues were SEK 3,940 million as of December, 2005 (SEK 3,749 million as of December, 2004).

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MOVEMENTS IN ALLOWANCES FOR IMPAIRMENT OF RECEIVABLES

	2005	2004
Opening balance	1,782	2,051
Additions	916	1,073
Utilized	-1,185	-951
Reversal of excess amounts	-185	-566
Reclassification	-60	17
Translation difference for the year	114	158

Closing balance	1,382	1,782

C16    OTHER CURRENT RECEIVABLES

	2005	2004
Receivables from associated companies and joint ventures	—	115
Prepaid expenses	1,997	1,072
Accrued revenues	1,998	1,349
Advance payments to suppliers	517	393
Derivatives with a positive value	1,347	2,615
Other	6,715	6,695

Total	12,574	12,239

The major items within “Other” are value added tax and withholding tax.

C17    STOCKHOLDERS’ EQUITY

CAPITAL STOCK 2005

The capital stock of the Company is divided into two classes: Class A shares (par value SEK 1.00) and Class B shares (par value SEK 1.00 being the same as the quota value). Both classes have the same rights of participation in the net assets and earnings of the Company. Class A shares, however, are entitled to one vote per share while Class B shares are entitled to one tenth of one vote per share.

The total number of treasury shares at December 31, 2005, is 268,065,241 (299,715,117 in 2004) Class B shares. The decrease in the number of treasury shares is due to delivery and sale of shares in relation to the Stock Purchase Plans and the Stock Option Plans.

Dividend proposal

The Board of Directors will propose to the Annual General Meeting a dividend of SEK 0.45 per share.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CHANGES IN STOCKHOLDERS’ EQUITY

	Capital stock	Additional paid in capital	Hedge reserve	Revaluation of other investments in shares and participations		Cumulative translation adjustments		Total other reserves	Retained earnings	Total
2005
January 1, 2005	16,132	24,731				-6,530		-6,530	46,112	80,445
Effect of changed accounting principle, IAS 39, net	—	—	1,155	155		—		1,310	179	1,489

Adjusted opening balance	16,132	24,731	1,155	155		-6,530		-5,220	46,291	81,934
Changes in hedge reserve, net	—	—	-1,859	—		—		-1,859	—	-1,859
Revaluation of other investments in shares and participations, net	—	—	—	-150[1]	)	—		-150	—	-150
Changes in cumulative translation adjustments	—	—	—	—		4,037[2]	)	4,037	—	4,037
Net income 2005	—	—	—	—		—		—	24,315	24,315
Total income and expenses for the period	—	—	-1,859	-150		4,037		2,028	24,315	26,343
Sale of own shares	—	—	—	—		—		—	117	117
Stock purchase and stock options plans	—	—	—	—		—		—	242	242
Dividends paid	—	—	—	—		—		—	-3,959	-3,959

Total transactions with owners	—	—	—	—		—		—	-3,600	-3,600

December 31, 2005	16,132	24,731	-704	5		-2,493		-3,192	67,006	104,677

2004
January 1, 2004	16,132	24,729				-5,395		-5,395	28,354	63,820
Changes in cumulative translation adjustments	—	—	—	—		-1,135		-1,135	—	-1,135
Net income 2004	—	—	—	—		—		—	17,539	17,539
Total income and expenses for the period	—	—	—	—		-1,135		-1,135	17,539	16,404
Sale of own shares	—	—	—	—		—		—	15	15
Stock purchase and stock options plans	—	—	—	—		—		—	204	204
Adjustment of cost for stock issue 2002	—	2	—	—		—		—	—	2

Total transactions with owners	—	2	—	—		—		—	219	221

December 31, 2004	16,132	24,731	—	—		-6,530		-6,530	46,112	80,445

1)	Due to sale, SEK 147 million is realized in Income statement.
2)	Changes in cumulative translation adjustments include changes regarding revaluation of goodwill in local currency of SEK 1,084 million (SEK-376 million in 2004), net gain/loss (-) from hedging of investments in foreign subsidiary companies of SEK-142 million (SEK-167 million in 2004) and SEK 127 million (SEK 47 million in 2004) of realized gains/losses (-), net from sold/liquidated companies.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C18    POST-EMPLOYMENT BENEFITS

In summary, during 2005 the funded status, the relation between the defined benefit obligation (DBO) and plan assets has improved significantly due to the establishment of a Swedish pension trust and the value of the DBO has increased due to a change from 5 percent to 3.5 percent for the discount rate in Sweden.

The Ericsson Group participates in local pension plans in countries in which we operate. There are principally two types of pension plans:

•	Defined contribution plans, where the Company’s only obligation is to pay fixed pension premiums into a separate entity (a fund or insurance company) on behalf of the employee. Under this type of plan, no provision for pensions is recognized in the Company’s balance sheet.

•	Defined benefit plans, where the Company’s undertaking is to provide pension benefits that the employees will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. Defined benefit plans may be funded or unfunded and can therefore be managed in two ways:

•	by setting up a trust with assets to manage the company’s contributions to the plan, in which case the liability recognized on the balance sheet is the net of the benefit obligation and the fair value of plan assets. Plans with net assets are recognized as financial assets in the balance sheet,

•	the total benefit obligation is recognized as a liability on the balance sheet with no assigned plan assets.

Costs for post-employment benefits within Ericsson are evenly distributed between defined contribution plans and defined benefit plans, with a slight overweight towards defined contribution plans. For companies with defined benefit plans, almost all companies with material plans have trust funds which are fully or partly funded and recognize the net of defined benefit obligations and plan assets as either provisions or financial assets. The present value of the defined benefit obligation for current and former employees is calculated using the Projected Unit Credit Method (PUC). The calculations are based upon actuarial assumptions and are prepared annually, as a minimum.

In Sweden, the total pension plans are a mixed solution, with some parts being defined contribution plans and others defined benefit plans. All plans for blue-collar workers are defined contribution plans. Salaried employees’ plans are comprised of the defined benefit plan, ITP, supplementary pension plan for salaried employees in manufacturing industries and trade, (retirement pension and collective family pension), which are complemented by a defined contribution plan, ITPK, supplementary retirement benefits. Some parts of early-retirement plans are also arranged as defined contribution plans. The collective family pension within the ITP plan is financed via an insurance at the insurance company Alecta. The Swedish Financial Accounting Standards Council’s interpretations committee has defined this plan as a multi-employer defined benefit plan. For Ericsson, however, information was not available from Alecta that would have made it possible to report the collective family pension part as a defined benefit plan. Therefore, the plan has been reported as a defined contribution plan. Fees during 2005 for the collective family pension amount to SEK 350 million. The collective consolidation level at Alecta amounted to 128.5 percent at year-end 2005 (128.0 percent 2004). Ericsson has established a Swedish pension trust for the purpose of funding benefit obligations in Sweden. SEK 8,338 million were transferred into the trust in January 2005. The capital injection turned the level of funding from an unfunded position at the end of 2004 to a substantial funded status at the end of 2005. The total value of Ericsson shares in the Swedish pension trust amounted to SEK 13 million at year-end.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables summarize the total pension cost for the Group:

TOTAL ANNUAL PENSION COST

	Sweden	UK	US	Other	Total
2005
Pension cost for defined benefit plans	417	71	57	307	852
Pension cost for post- employment medical benefits	—	—	44	—	44
Pension cost for defined contributions plans	929	—	83	257	1,269

Total	1,346	71	184	564	2,165

2004
Pension cost for defined benefit plans	686	71	-93	153	817
Pension cost for post- employment medical benefits	—	—	46	—	46
Pension cost for defined contributions plans	1,014	—	-97	183	1,100

Total	1,700	71	-144	336	1,963

ANNUAL PENSION COST FOR DEFINED BENEFIT PLANS

	Sweden	UK	US	Other	Total
2005
Service cost	275	62	78	281	696
Interest cost	407	169	48	154	878
Expected return on plan assets	-267	-160	-128	-156	-711
Amortization of unrecognized past service cost	—	—	—	7	7
Amortization of actuarial gains and losses	2	—	3	7	12
Curtailment cost	—	—	—	—	—
Settlement cost	—	—	—	14	14

Net pension cost for the period	417	71	101	307	896

2004
Service cost	306	53	82	170	611
Interest cost	380	152	153	118	803
Expected return on plan assets	—	-134	-108	-128	-370
Amortization of unrecognized past service cost	—	—		6	6
Amortization of actuarial gains and losses	—	—		—	—
Curtailment cost	—	—	-173	-14	-187

Net pension cost for the period	686	71	-46	152	863

The tables below and on the next page present information about defined benefit plans for Ericsson and summarize changes in the benefit obligation, the plan assets and the funded status of defined benefit plans and the amount recognized in the balance sheet as well as key assumptions.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CHANGE IN DEFINED BENEFIT OBLIGATION, DBO1)

	Sweden	UK	US	Other	Total
2005
DBO, beginning of the year	8,190	3,018	2,362	3,250	16,820
Service cost	275	62	78	281	696
Interest cost	407	169	148	154	878
Employee contributions	—	30	22	12	64
Pension payments	-71	-74	-161	-100	-406
Actuarial gain/loss (-/+)2)	2,830	346	-148	272	3,300
Settlement cost	—	—	—	-49	-49
Curtailment cost	—	—	—	—	—
Balances regarding acquired and sold companies	—	—	—	65	65
Reclassifications	—	—	—	-127	-127
Other	1	—	91	-37	55
Translation difference for the year	—	244	471	303	1,018

DBO, end of the year	11,632	3,795	2,863	4,024	22,314

2004
DBO, beginning of the year	6,921	2,794	2,511	2,256	14,482
Service cost	306	53	82	170	611
Interest cost	380	152	153	118	803
Employee contributions	—	28	—	10	38
Pension payments	-71	-45	-189	-60	-365
Actuarial gain/loss (-/+)2)	654	87	186	157	1,084
Settlement cost	—	—	—	-35	-35
Curtailment cost	—	—	-173	-14	-187
Balances regarding acquired and sold companies	—	—	—	—	—
Reclassifications	—	—	—	712	712
Other	—	—	22	23	45
Translation difference for the year	—	-51	-230	-87	-368

DBO, end of the year	8,190	3,018	2,362	3,250	16,820

1)	The Group participates in a number of post-employment medical benefit schemes. The method of accounting, the assumptions and the frequency of valuations are similar to those used for defined benefit schemes. Post-employment medical benefit schemes are therefore included in the figures above.
2)	Actuarial gains and losses for each plan are reported when the accumulated amount exceeds the corridor. The income or expenses are then recognized over the expected average remaining service period of the employees.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CHANGE IN PLAN ASSETS

	Sweden	UK	US	Other	Total
2005
Fair value of Plan Assets beginning of the year	—	2,014	1,417	2,333	5,764
Actual return on plan assets	471	267	124	555	1,417
Employer contributions	8,338	352	43	212	8,945
Employee contributions	—	30	22	12	64
Pension payments by fund/insurance company	—	-74	-126	-65	-265
Settlement cost	—	—	—	-63	-63
Balances regarding acquired and sold companies	—	—	—	38	38
Other	—	—	108	-5	103
Translation difference for the year	—	165	292	324	781

Fair value of Plan Assets, end of year	8,809	2,754	1,880	3,341	16,784

2004
Fair value of Plan Assets beginning of the year	—	1,846	1,361	2,059	5,266
Actual return on plan assets	—	164	125	227	516
Employer contributions	—	57	203	158	418
Employee contributions	—	28	—	10	38
Pension payments by fund/insurance company	—	-45	-132	-53	-230
Settlement cost	—	—	—	-32	-32
Balances regarding acquired and sold companies	—	—	—	—	—
Other	—	—	—	50	50
Translation difference for the year	—	-36	-140	-86	-262

Fair value of Plan Assets, end of year	—	2,014	1,417	2,333	5,764

ACCRUED/PREPAID PENSION COST

	Sweden	UK	US	Other	Total
2005
Fair value of plan assets	8,809	2,754	1,880	3,341	16,784
DBO	11,632	3,795	2,863	4,024	22,314
Funded status of the plan	-2,823	-1,041	-983	-683	-5,530
Unrecognized actuarial gain/loss (-/+)	3,278	301	37	-133	3,483
Unrecognized past service cost	—	—	—	92	92

Accrued/Prepaid pension cost (-/+)	455	-740	-946	-724	-1,955

2004
Fair value of plan assets	—	2,014	1,417	2,333	5,764
DBO	8,190	3,018	2,362	3,250	16,820
Funded status of the plan	-8,190	-1,004	-945	-917	-11,056
Unrecognized actuarial gain/loss (-/+)	654	55	174	16	899
Unrecognized past service cost	—	—	—	70	70

Accrued/Prepaid pension cost (-/+)	-7,536	-949	-771	-831	-10,087

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET, 2005

	Sweden	UK	US	Other	Total
2005
Accrued/Prepaid pension cost (-/+) beginning of the year	-7,536	-949	-771	-831	-10,087
Annual pension cost	-417	-71	-101	-307	-896
Benefits paid by company, net	71	—	35	36	142
Employer contributions	8,338	352	43	212	8,945
Balances regarding acquired and sold companies	—	—	—	-46	-46
Reclassification	—	—	—	127	127
Other	-1	—	3	42	44
Translation difference for the year	—	-72	-155	43	-184

Accrued/Prepaid pension cost (-/+), end of year	455	-740	-946	-724	-1,955

Total accrued/prepaid pension cost, SEK -1,955 (-10,087) million are reported gross by plan in the balance sheet. Plans with net assets are reported as Other financial assets, non-current, total SEK 1,170 (0) million and plans with net liabilities are reported as Post-employment benefits, total SEK 3,125 (10,087) million.

AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET, 2004

	Sweden	UK	US	Other	Total
2004
Accrued/Prepaid pension cost (-/+) beginning of the year	-6,921	-949	-1,151	-115	-9,136
Annual pension cost	-686	-71	47	-153	-863
Benefits paid directly by company	71	—	78	7	156
Employer contributions	—	57	203	158	418
Balances regarding acquired and sold companies	—	—	—	—	—
Reclassification	—	—	—	-712	-712
Other	—	—	-22	-9	-31
Translation difference for the year	—	14	74	-7	81

Accrued/Prepaid pension cost (-/+), end of year	-7,536	-949	-771	-831	-10,087

The principal actuarial assumptions used were as follows:

	Sweden	UK	US	Other
2005
Discount rate	3.5%	4.7%	5.5%	5.5%
Expected return on plan assets	3.2%	7.0%	8.0%	6.7%
Future salary increases	3.0%	4.0%	4.5%	4.2%
Health care cost inflation, current year	n/a	n/a	10.0%	n/a

2004
Discount rate	5.0%	5.3%	6.0%	6.0%
Expected return on plan assets	n/a	7.0%	8.0%	6.2%
Future salary increases	3.0%	4.0%	4.5%	4.4%
Health care cost inflation, current year	n/a	n/a	10.0%	n/a

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The developments of medium and long-term interest rates have been closely monitored during the year. Consequently we have adjusted the discount rate downwards in order to reflect the applicable interest rate for our benefit obligations at the balance sheet day.

C19    OTHER PROVISIONS

	Warranty commitments	Restructuring	Customer financing	Other	Total other provisions1)
2005
Opening balance	6,424	3,598	271	14,485	24,778
Additions	2,858	1,323	—	5,564	9,745
Costs incurred	-3,181	-1,983	19	-6,913	-12,058
Reversal of excess amounts	-1,390	-480	-315	-2,608	-4,793
Balances regarding acquired and sold companies	6	—	—	—	6
Reclassification	3	-322	—	224	-95
Translation difference for the year	101	178	55	751	1,085

Closing balance	4,821	2,314	30	11,503	18,668

2004
Opening balance	4,736	9,115	296	13,454	27,601
Additions	4,202	661	228	7,971	13,062
Costs incurred	-2,656	-5,651	-62	-5,012	-13,381
Reversal of excess amounts	—	-274	-191	-1,867	-2,332
Reclassification	172	-238	—	341	275
Translation difference for the year	-30	-15	—	-402	-447

Closing balance	6,424	3,598	271	14,485	24,778

1)	Both current and non-current provisions.

WARRANTY COMMITMENTS

Warranty provisions are based on quality statistics and are calculated considering sales, contractual warranty periods and historical quality data of products sold. The actual warranty costs have been lower than anticipated therefore parts of the provisions have been reversed. The actual utilization for 2005 was SEK 3.2 billion, compared to the expected SEK 2.5 billion. The expected utilization of warranty provisions during year 2006 is SEK 2.9 billion.

RESTRUCTURING

Restructuring provisions amounting to SEK 2.0 billion were utilized during 2005 compared to the expected SEK 2.0 billion.

Due to a more favourable outcome, parts of the provisions have been reversed. However, the reversals were largely offset by additions to provisions made in previous years.

Remaining restructuring provisions are mostly related to unutilized leased real estate. The majority of these leases will expire in between one and five years, and the last one in year 2028. The value of the real estate commitments are calculated based on the net present value of the future lease payments minus the forcasted sublease revenues. The expected utilization of restructuring provisions during 2006 is SEK 1.5 billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CUSTOMER FINANCING

Total provisions for off-balance sheet customer financing is the sum of all individual provisions for each risk. The individual provisions are based on a specific evaluation of each risk exposure.

OTHER

Other provisions include estimated obligations related to patent and other litigations, contractual discounts and penalties of uncertain timing or amount, supplier or subcontractor claims and/or dispute, as well as provisions for unresolved income tax and value added tax, issues and estimated losses on customer contracts. The actual utilization for 2005 was SEK 6.9 billion, compared to the estimated SEK 8.0 billion. Reversals amount to SEK 2.6 billion due to a more favourable outcome. These reversals are partly offset by increases to provisions made in previous years reported under additions.

The expected utilization in 2006 is SEK 7.0 billion.

C20    INTEREST-BEARING PROVISIONS AND LIABILITIES

Ericsson’s outstanding interest-bearing provisions and liabilities were SEK 28.1 billion as of December 31, 2005 (33.6).

INTEREST-BEARING PROVISIONS AND LIABILITIES

	2005	2004
Borrowings, current1)	10,784	1,719

Total current borrowings	10,784	1,719

Borrowings, non-current	14,185	21,837
Post-employment benefits	3,125	10,087

Total non-current interest-bearing provisions and liabilities	17,310	31,924

Total interest-bearing provisions and liabilities	28,094	33,643

1)	Including note and bond loans of SEK 9,614 million 2005 and SEK 651 million 2004.

NOTES AND BOND LOANS

Issued-mature	Nominal		Coupon	Currency	Book value (SEK m.)	Maturity date (YY-MM-DD)
1999-2009	483		6.500%	USD	3,187	09-05-20
2001-2006	15		FRN	USD	119	06-03-15
2001-2006	1,000[1]	)	6.375%	EUR	9,496	06-05-31
2001-2008	226[1]	)	7.375%	GBP	3,167	08-06-05
2003-2010	471[2]	)	6.750%	EUR	4,671	10-11-28
2004-2012	450		FRN	SEK	450	12-12-07

Total					21,890

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1)	The EUR 1,000 million and GBP 226 million bonds have interest rates linked to the Company’s credit rating. The interest will increase/decrease 0.25 percent per annum for each rating notch change per rating agency (Moody’s and Standard & Poor’s). The interest rate applicable to these bonds cannot be less than the initial interest rates in the loan agreements.
2)	The EUR 471 million bond is callable after 2007; the fair value of the embedded derivative is included in the book value of the bond.

All outstanding notes and bond loans are issued by the Parent Company under its Euro Medium Term Note program. Bonds issued at a fixed interest rate are swapped to a floating interest rate using interest rate swaps, resulting in a weighted average interest rate of 5.12 percent at December 31, 2005. These bonds are revalued based on changes in benchmark interest rates according to the Fair Value hedge methodology stipulated in IAS 39.

No notes or bond loans have been redeemed or cancelled in 2005.

LIABILITIES TO FINANCIAL INSTITUTIONS, INTEREST RATE BY CURRENCY

	Maturing >1<5 years		Maturing >5 years
	Book value (SEK m.)	Interest rate (%)	Book value (SEK m.)	Interest rate (%)
EUR	226	3.9%	128	1.9%
SEK	192	2.2%	141	2.0%
USD	39	9.2%	1,181	7.7%
Other currencies	40	1.0%	14	0%

Total	497	—	1,464	—

Current liabilities to financial institutions are mainly denominated in INR, JPY and USD and have a weighted average maturity of 0.3 years. Current maturities of non-current debt (excl. current maturities of notes and bond loans) are mainly denominated in CAD and EUR and have a weighted average maturity of 0.1 year.

C21    FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

FINANCIAL RISK MANAGEMENT

Ericsson’s financial risk management is governed by a policy approved by the Board of Directors. The Finance Committee of the Board of Directors is responsible for approving certain matters regarding investments, loans, guarantees and customer financing commitments and is continuously monitoring the exposure to financial risks.

The Board of Directors has established risk limits for defined exposures to foreign exchange and interest rate risks.

Ericsson has a treasury function with the principal role to ensure that appropriate financing is in place through loans and committed credit facilities, to actively manage the Group’s liquidity as well as financial assets and liabilities, and to manage and control financial risk exposures in a manner consistent with underlying business risks and financial policies. Hedging activities and cash management are largely centralized to the treasury function in Stockholm.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Ericsson also has a customer finance function with the main objective to find suitable third-party financing solutions for customers and to minimize recourse to Ericsson. To the extent customer loans are not provided directly by banks, the Parent Company provides or guarantees vendor credits. The customer finance function monitors the exposure from outstanding vendor credits and credit commitments.

Ericsson classifies financial risks as:

•	foreign exchange risk

•	interest rate risk

•	credit risk

•	liquidity and refinancing risk

•	market price risk in own and other listed equity instruments.

Foreign exchange risk

Ericsson has significant revenues, costs, assets and liabilities in currencies other than SEK, which result in a substantial foreign exchange rate exposure in the income statement, balance sheet and cash flows. When managing foreign exchange risk, Ericsson distinguishes between two types of exposure: transaction and translation exposure.

Transaction exposure

An analysis of Ericsson’s transaction exposures for 2005 shows the following net exposures by currency:

ESTIMATED NET EXPOSURES BY CERTAIN MAJOR CURRENCIES

(SEK billion)	2005
USD and related currencies	33
EUR	8
JPY	2

A change in the exchange rate of +/-10 percent between SEK and USD, and related currencies, would have an annualized impact on the operating income by SEK 3.3 billion before tax and hedging effects.

Foreign exchange risk is as far as possible borne by Swedish group companies. Sales to foreign subsidiary companies are normally invoiced in the functional currency of the receiving entity. In order to limit the exposure toward exchange fluctuations on future revenue or expenditure, committed and forecasted net exposure by period of future sales and purchases in major currencies were hedged, on average, for the coming 6-9 months in 2005. Trade receivables and payables in foreign currencies are generally fully hedged.

Currency forward contracts are primarily used for hedging future revenues and expenditures on company level. External forward contracts are designated as cash flow hedges of the net exposure for the main currencies and companies of the Group.

Other foreign exchange exposures in balance sheet items are hedged through offsetting balances or derivatives.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2005, outstanding foreign exchange derivatives, hedging transaction exposures, had a negative net market value of SEK 2.6 (positive 4.0) billion. The negative market value is partly deferred in hedge reserve to offset the gains on hedged future sales in foreign currency. The remaining balance corresponds to appreciation of Accounts Receivable balances being originated at higher rates compared to the exchange rates prevailing when the commitments and forecasts were made.

SEK million unless otherwise stated Interest rate Derivatives	Transaction currency	2005			2004
		Nominal amount in transaction currency	Fair value	Book value	Nominal amount in transaction currency	Fair value	Book value
Basis Swap	EUR	-383	131	131	—	—	—
Basis Swap	SEK	3,855	-267	-267	—	—	—
Basis Swap	USD	-47	46	46	—	—	—
Interest Rate Swap	EUR	2,733	475	475	1,471	909	325
Interest Rate Swap	GBP	226	188	188	226	169	108
Interest Rate Swap	SEK	11,885	270	270	515	19	10
Interest Rate Swap	USD	583	215	215	483	394	118
Interest Rate Forwards	SEK	-2,105	-2	-2	-2,010	-18	-18
Foward Rate Agreement	SEK	25,500	-6	-6	22,000	4	4
Swaption	EUR	471	-45	-45	471	7	—
Other			3	3		-1	-1

Total Interest rate Derivatives			1,008	1,008		1,483	546

Foreign Exchange Derivatives
Foreign Exchange Forwards	USD	-5,537	-2,082	-2,082	-4,272	3,131	1,734
Foreign Exchange Forwards	EUR	-3,679	-42	-42	-4,093	193	232
Foreign Exchange Forwards	SAR	-1,845	-224	-224	-1,603	460	225
Foreign Exchange Forwards	Other		-204	-204		240	229

Total Foreign Exchange Derivatives			-2,552	-2,552		4,024	2,420

Derivatives Total			-1,544	-1,544		5,507	2,966

All derivatives are short term except for the Interest Rate Swaps and Swaptions hedging Longterm Borrowing and derivatives embedded therein

HEDGE RESERVE

(SEK billion pre-tax)
January 1, 2005	1.6
Revaluation of derivatives	-4.0
Released to profit and loss	1.4

December 31, 2005	-1.0

Translation exposure

Ericsson has many subsidiary companies operating outside Sweden. The net results in foreign subsidiary companies and the value of such foreign investments are exposed to exchange rate fluctuations, which affect the consolidated income statement and balance sheet when translated to SEK.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Translation exposure in foreign subsidiary companies is hedged according to the following policy established by the Board of Directors:

Equity in companies is translated using the current method, for which translation effects are reported directly in stockholders’ equity, and is hedged up to 20 percent in selected companies. The translation differences reported in equity during 2005 were positive, SEK 4.0 billion, including hedging losses of SEK 142 million.

Interest Rate Risk

Ericsson is exposed to interest rate risk through market value fluctuations in certain balance sheet items and through changes in interest expenses and revenues. The net cash position was SEK 53.4 (42.9) billion at the end of 2005, consisting of cash and bank, and short-term cash investments of SEK 81.5 (76.6) billion and interest-bearing provisions and liabilities of SEK 28.1 (33.6) billion. Outstanding customer financing credits, net of provisions, were SEK 4.9 (3.6) billion.

Ericsson seeks to avoid risk in the form of (i) a mismatch between fixed and floating interest rates in interest-bearing balance sheet items and (ii) significant fixed interest rate exposure in Ericsson’s net cash position. As of December 31, 2005, 94 (94) percent of Ericsson’s interest-bearing provisions and liabilities and 99 (99) percent of Ericsson’s interest-bearing assets had floating interest rates, i.e. interest periods of less than 12 months.

When managing the interest rate exposure Ericsson uses derivative instruments, such as interest rate swaps.

Ericsson’s interest net and cash flows are exposed to interest rate fluctuations. A sustained change in interest rates of +/-0.25 percentage points would, with the current net cash position, have an annual impact on the interest net of SEK +/-135 million.

Credit Risk

Credit risk is divided into three categories: credit risk in trade receivables, customer finance risk and financial credit risk.

Credit risk in trade receivables

Trade receivables amounted to SEK 41.2 (32.6) billion as of December 31, 2005. Provisions for expected losses are regularly assessed and amounted to SEK 1.4 (1.8) billion as of December 31, 2005. Ericsson’s nominal credit losses have, however, historically been low. The amounts of trade receivables follow closely the distribution of Ericsson’s sales and do not include any major concentrations of credit risk by customer or by geography.

Customer finance risk

All major customer finance commitments are subject to approval by the Finance Committee of the Board of Directors according to the credit approval procedures.

As of December 31, 2005, Ericsson’s total outstanding exposure relating to customer finance credits was SEK 7.0 (8.9) billion. As of that date, Ericsson also had unutilized credit commitments of SEK 3.6 (2.2) billion. The outstanding customer loans and financial guarantees relate to infrastructure projects in different geographic

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

markets and to a large number of customers. As of December 31, 2005, there was a total of 76 customer loans originated by or guaranteed by Ericsson. The five largest customer finance arrangements represented 60 percent of the total credit exposure. Security arrangements for customer credits normally include pledges of equipment, pledges of certain of the borrowers assets and pledges of shares in the operating company. Restructuring efforts for cases of troubled debt may lead to temporary holdings of equity interests.

The table below summarizes Ericsson’s outstanding customer finance credits as of December 31, 2004-2005.

OUTSTANDING CUSTOMER FINANCE CREDITS

(SEK billion)	2005	2004
On-balance sheet credits	7.0	8.4
Off-balance sheet credits	0.1	0.6

Total credits	7.1	9.0
Accrued interest	0.1	0.2
Less third-party risk coverage	-0.2	-0.3

Ericsson’s risk exposure	7.0	8.9
On-balance sheet credits, net value	5.0	3.7
Reclassifications1)	-0.1	-0.1
On-balance sheet credits, net book value	4.9	3.6
Credit commitments for customer financing	3.6	2.2

1)	Reclassification due to consolidation in accordance with SIC 12.

Of Ericsson’s total outstanding customer finance credit exposure as of December 31, 2005, 58 percent related to Latin America, 14 percent to Western Europe, 23 percent to Central and Eastern Europe, Middle East & Africa, 1 percent to North America and 4 percent to Asia Pacific.

The net effect of risk provisions for customer financing affecting operating expenses, amounted to a positive impact of SEK 1.0 billion in 2005, compared to a negative impact of SEK 0.2 billion in 2004. In 2005 and 2004, Ericsson incurred credit losses of SEK 0.4 billion and SEK 1.8 billion.

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. This exposure arises in the investments of cash and cash equivalents and from derivative positions with positive unrealized result against banks and other counterparties.

Ericsson mitigates these risks by investing cash primarily in well rated commercial papers, treasury bills and floating rate notes with short-term ratings of at least A-2/P-2 and long-term ratings of at least A-/A3 and in liquidity funds with a rating of at least A. Separate credit limits are assigned to each counterpart in order to minimize risk concentration. All derivative transactions are covered by ISDA netting agreements to reduce the credit risk. No credit losses were incurred during 2005, neither on external investments nor on derivative positions.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

During 2005, cash and bank, and short-term cash investments increased by SEK 4.9 billion to SEK 81.5 billion mainly due to positive cash flow, which was partly offset by repayment of non-current debt and payment to the pension trust.

CASH AND SHORT-TERM CASH INVESTMENTS

	Remaining time to maturity
(SEK billion)	<3 months	< 1 year	1-5 years	>5 years	2005	2004
Total Group	53.1	15.2	12.2	1.0	81.5	76.6

Re-financing risk

Re-financing risk is the risk that Ericsson is unable to refinance outstanding debt at reasonable terms and conditions, or at all, at a given point in time.

REPAYMENT SCHEDULE OF LONG-TERM BORROWINGS

(SEK billion)	Current maturities of long- term debt	Notes and bonds (non- current)	Liabilities to financial institutions (non-current)	Total
2006	9.8	—	—	9.8
2007	—	—	0.1	0.1
2008	—	3.1	0.1	3.2
2009	—	3.8	0.1	3.9
2010	—	4.4	0.1	4.5
2011	—	0.5	1.5	2.0

Total	9.8	11.8	1.9	23.5

Debt financing is mainly carried out through borrowing in the Swedish and international debt capital markets.

Bank financing is used for certain subsidiary funding and to obtain committed credit facilities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FUNDING PROGRAMS

	Amount	Utilized	Unutilized
Euro Medium Term Note program (USD m.)	5,000	2,303	2,967
Euro Commercial Paper program (USD m.)1)	1,500	—	1,500
Swedish Commercial Paper program (SEK m.)	5,000	—	5,000
Long-term Committed Credit facility (USD m.)	1,000	—	1,000
Short-term Committed Credit facilities (SEK m.)	353	—	353

1)	Currently unavailable due to low short-term rating.

The USD 1 billion committed credit facility has interest rates linked to our credit rating.

In April 2005, Moody’s upgraded Ericsson’s long-term credit rating to Baa3 with a positive outlook. In February 2005, Standard & Poor’s upgraded Ericsson’s long-term credit rating to BBB—with a positive outlook. Subsequent to the Marconi announcement in October 2005, Standard & Poor’s changed the outlook to stable. Ericsson’s current ratings are investment grade.

Financial Instruments Carried at other than Fair Value

In the following tables, carrying amounts and fair values of financial instruments that are carried in the financial statements at other than fair values are presented. For valuation principles, please see Note C1, “Significant accounting policies”.

FINANCIAL INSTRUMENTS CARRIED AT OTHER THAN FAIR VALUE

	Carrying amount		Fair value
(SEK billion)	2005	2004	2005	2004
Cash and Bank, and Term Deposits	81.5	76.6	81.5	76.6

	81.5	76.6	81.5	76.6
Current maturities of non-current borrowings	9.6	0.8	9.7	0.8
Notes and bonds	12.3	19.8	13.0	21.6

	21.9	20.6	22.7	22.4

Financial instruments excluded from the tables, such as trade receivables and payables are carried at amortized cost which is deemed to be equal to fair value. When a market price is not readily available and there is insignificant interest rate exposure affecting the value, the carrying value is considered to represent a reasonable estimate of a fair value.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

result in social security charges, which represents a risk to both income and cash flow. The cash flow exposure is fully hedged through the holding of Ericsson Class B shares in treasury to be sold to generate funds to cover also social security payments, and through the purchase of call options on Ericsson Class B shares.

Risk related to the prices of listed equity investments

Through investments in equity of listed companies Ericsson is exposed to market value fluctuations of such instruments. Such investments, however, constitute a very limited part of Ericsson’s financial assets.

C22    OTHER CURRENT LIABILITIES

	2005	2004
Income tax liabilities	1,260	1,686
Advances from customers	4,059	3,390
Liabilities to associated companies	34	7
Accrued interest	770	846
Accrued expenses, of which	20,379	18,292
employee related	7,983	6,224
other accrued expenses	12,396	12,068
Deferred revenues	3,558	2,929
Derivatives with a negative value	3,607	316
Other current liabilities	7,158	5,532

Total	40,825	32,998

C23    ACCOUNTS AND NOTES PAYABLE—TRADE

	2005	2004
Accounts and notes payable excluding associated companies and joint ventures	12,233	10,935
Payables to associated companies and joint ventures	351	53

Total	12,584	10,988

C24    ASSETS PLEDGED AS COLLATERAL

	2005	2004
Real estate mortgages	10	—
Chattel mortgages	166	7,209
Bank deposits	373	776

Total	549	7,985

The decrease of chattel mortages is attributable to the funding of the Swedish pension trust. Bank deposits are collaterals related to legal disputes which have been cleared in 2005 (SEK 373 million in 2004) and collateral for subsidiary financing SEK 151 million in 2005 (SEK 180 million in 2004).

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C25    CONTINGENT LIABILITIES

	2005	2004
Guarantees for customer financing	67	348
Other contingent liabilities	1,641	666

Total	1,708	1,014

Guarantees for customer financing relate to arrangements where Ericsson is the guarantor for customers’ payment obligations under credit facilities. A lender under these credit facilities is normally a bank, which thus is the beneficiary of the Ericsson guarantee, covering the entire or part of the outstanding principal amount and accrued interest. The guarantees for customer finance are shown above at their net value (i.e. after provisions).

Other contingent liabilities assumed by Ericsson include guarantees of loans to other companies of SEK 186 million in 2005. Ericsson has SEK 760 million in 2005 issued to guarantee the performance of a third party.

C26    STATEMENT OF CASH FLOWS

Interest paid in 2005 was SEK 2,577 million (SEK 3,492 million in 2004) and interest received was SEK 2,142 million (SEK 3,662 million in 2004). Income taxes paid were SEK 865 million (SEK 2,944 million in 2004).

For more information regarding the disposition of cash and cash equivalents and unutilized credit commitments, see Note C21—“Financial Risk Management and Financial Instruments”.

Cash restricted due to currency restrictions or other legal restrictions in certain countries amounts to SEK 3,773 million (SEK 2,156 million in 2004).

ACQUISITIONS/SALES OF SHARES AND OTHER INVESTMENTS

	2005	2004
Purchase price for acquired subsidiary companies	-578	-39
Other acquisitions/capital contributions	-691	-1,739
Sales	312	229

Acquisitions/sales, net	-957	-1,549

The purchase consideration in cash or cash equivalents for other acquisition was SEK -691 million (SEK -1,739 million in 2004), a considerable amount is related to Ericsson’s increased ownership in the Italian subsidiary company.

Of the consideration received for disposals SEK 312 million (SEK 229 million in 2004) were in the form of cash or cash equivalents. The cash or cash equivalents in the balance sheets of sold subsidiary companies were SEK 27 million (SEK 10 million in 2004).

Further, the cash and cash equivalents in the balance sheets of acquired subsidiary companies were SEK 16 million (SEK 33 million in 2004).

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Acquired subsidiary companies	Sold subsidiary companies
Property, plant and equipment	15	3
Other non-current assets	526	3
Current assets	58	46
Cash	16	27

Total assets	615	79

Other provisions and
Post-employment benefits	135	8
Non-current liabilities	14	—
Current liabilities	41	30

Total liabilities	190	38

Acquisitions made by Ericsson in 2005 were:

•	NetSpira Networks, S.L., a Spanish software company. The company’s technology will be integrated into Ericsson’s offering for mobile data allowing operators to provide easily understandable charging for services such as Java downloads, web access and MMS.

•	Axxessit AsA, a Norwegian based advanced technology company that develops, produces and markets integrated access devices and multi-service provisioning platforms for next generation access and metro networks.

•	Ericsson has also increased its ownership in the Italian subsidiary company Ericsson S.p.A., which gives Ericsson a total ownership as of December 31, 2005, of 99 percent.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ADJUSTMENTS TO RECONCILE NET INCOME TO CASH

	2005	2004
Property, plant and equipment
Depreciation	2,804	2,434
Write-downs/reversal of write-downs	-366	10

Total	2,438	2,444

Intangible assets
Amortization
Capitalized development costs	3,009	4,139
Other	260	313

Total amortization	3,269	4,452
Write-downs
Capitalized development costs	95	108
Other	—	—

Total write-downs	95	108

Total	3,364	4,560

Total depreciation, amortization and write-downs on property, plant and equipment and intangible assets	5,802	7,004

Taxes	5,518	4,483
Write-downs on other investments in shares and participations and capital gains (-)/losses on sale of fixed assets, excluding customer financing, net	35	-121
Other non-cash items	-510	-876

Total adjustments to reconcile net income to cash	10,845	10,490

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C27    LEASING

LEASING WITH THE COMPANY AS LESSEE

Assets under finance leases, recorded as property, plant and equipment, consist of:

FINANCE LEASES

	2005	2004
Acquisition costs
Real estate	1,948	1,459
Machinery	—	—
Other equipment	5	3

	1,953	1,462

Accumulated depreciation
Real estate	-502	-148
Machinery	—	—
Other equipment	-1	-1

	-503	-149

Accumulated write-downs
Real estate	-417	-413
Machinery	—	—
Other equipment	—	—

	-417	-413

Net carrying value	1,033	900

As of December 31, 2005, future minimum lease payment obligations for leases were distributed as follows:

	Finance leases	Operating leases
2006	199	2,134
2007	186	1,762
2008	203	1,559
2009	169	1,294
2010	155	1,115
2011 and later	1,785	2,943

Total	2,697	10,807

Future finance charges1)	-1,130	n/a

Present value of finance lease liabilities	1,567	10,807

1)	Average effective interest rate on lease payables is 7.43 percent.

Expenses in 2005 for leasing of assets were SEK 2,686 million (SEK 2,961 million in 2004), of which variable expenses were SEK 11 million (SEK 6 million in 2004). The leasing contracts vary in length from 1 to 23 years.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Most of the Company’s lease agreements contain no contingent rents. In the few cases they occur it relates to charges for heating, linked to the oil price index. Most of the leases of real estate contain terms of renewal giving the right to prolong the agreement in question for a predefined period of time. All of the financial leases of facilities contain purchase options. Only a very limited number of the Company’s lease agreements contain restrictions on stockholders’ equity or other means of finance. The major agreement contains a restriction stating that the Parent Company must maintain a stockholders’ equity of at least SEK 25 billion.

LEASES WITH THE COMPANY AS LESSOR

Leasing income mainly relates to income from sublease of real estate. These leasing contracts vary in length from 1 to 6 years.

At December 31, 2005, future minimum payment receivables were distributed as follows:

	Finance leases	Operating leases
2006	—	57
2007	—	43
2008	—	30
2009	—	19
2010	—	1
2011 and later	—	1

Total	—	151

Unearned financial income	—	n/a

Uncollectible lease payments	—	n/a

Net investments in financial leases	—	n/a

Leasing income in 2005 was SEK 114 million (SEK 237 million in 2004).

C28    TAX ASSESSMENT VALUES IN SWEDEN

	2005	2004
Land and land improvements	60	60
Buildings	235	235

Total	295	295

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C29    INFORMATION REGARDING EMPLOYEES, MEMBERS OF THE BOARD OF DIRECTORS AND MANAGEMENT

AVERAGE NUMBER OF EMPLOYEES

	2005			2004
Western	Men	Women	Total	Men	Women	Total
Europe1) 2)	25,188	8,516	33,704	24,511	7,860	32,371
Central and Eastern Europe Middle East and Africa2)	3,258	898	4,156	2,544	851	3,395
North America	3,129	992	4,121	3,406	1,116	4,522
Latin America	2,549	568	3,117	2,015	469	2,484
Asia Pacific	6,544	2,553	9,097	6,624	2,346	8,970

Total	40,668	13,527	54,195	39,100	12,642	51,742

__________ 1) Of which Sweden	15,378	5,120	20,498	15,048	5,384	20,432
2) Of which EU	25,712	8,687	34,399	25,039	8,118	33,157

Within the group of the 150 most senior executives the distribution between distribution between females and males is 14 percent and 86 percent respectively.

NUMBER OF EMPLOYEES

	As per December 31,
Employees by region	2005	2004
Western Europe1) 2)	35,679	32,826
Central and Eastern Europe, Middle East and Africa2)	4,360	3,527
North America	3,911	4,139
Latin America	3,382	2,549
Asia Pacific	8,723	7,493

Total	56,055	50,534

_________ 1) Of which Sweden	21,178	21,296
2) Of which EU	36,482	33,625

	As per December 31,
Employees per segment	2005	2004
Systems	50,107	45,500
Other operations	5,948	5,034

Total	56,055	50,534

UNION REPRESENTATION

We respect the rights of our employees to form unions and collective bargaining. We operate according to local legislative requirements and other local standards and circumstances for each individual workplace.

The majority of our employees in Sweden belong to the following trade unions: Sif (the Swedish Union of Salaried Employees), the Swedish Association of Graduate Engineers, the Swedish Union of Industrial Supervisors and the Swedish Metal Worker’s Union. Many of our employees located outside Sweden, in particular those located in other European countries, also belong to trade unions.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

REMUNERATION

WAGES AND SALARIES AND SOCIAL SECURITY EXPENSES

	2005	2004
Wages and salaries	25,567	23,858
Social security expenses	8,891	8,498
Of which pension costs	2,165	1,963

WAGES AND SALARIES PER GEOGRAPHICAL AREA

	2005	2004
Western Europe1) 2)	17,706	16,030
Central and Eastern Europe, Middle East and Africa2)	1,301	1,055
North America3)	3,184	3,158
Latin America	1,007	784
Asia Pacific	2,369	2,831

Total	25,567	23,858

_________ 1) Of which Sweden	10,721	9,923
2) Of which EU	17,779	16,095
3) Of which United States	1,823	1,926

Remuneration in foreign currency has been translated to SEK at average exchange rates for the year.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

COMPENSATION POLICIES AND REMUNERATION TO THE BOARD OF DIRECTORS, THE PRESIDENT AND CEO AND THE GROUP MANAGEMENT

The following information covers the remuneration for the Board of Directors, the President and CEO and the Group Management as required by applicable laws, rules and recommendations.

Members of the Board of Directors

SEK	Gender	Board member fee	Committee fee	Employee representative	Total
Board member
Michael Treschow	male	3,000,000	250,000	—	3,250,000
Arne Mårtensson	male	600,000	125,000	—	725,000
Marcus Wallenberg	male	600,000	125,000	—	725,000
Nancy McKinstry	female	600,000	125,000	—	725,000
Peter L. Bonfield	male	600,000	250,000	—	850,000
Sverker Martin-Löf	male	600,000	350,000	—	950,000
Eckhard Pfeiffer	male	600,000	250,000	—	850,000
Ulf J. Johansson	male	600,000	125,000	—	725,000
Carl-Henric Svanberg	male	—	—	—	—
Monica Bergström	female	—	—	12,000	12,000
Anna Guldstrand	female	—	—	11,000	11,000
Jan Hedlund	male	—	800	12,000	12,800
Per Lindh	male	—	800	12,000	12,800
Arne Löfving	male	—	—	12,000	12,000
Torbjörn Nyman	male	—	1,300	12,000	13,300

Total		7,200,000	1,602,900	71,000	8,873,900

Social security fees					2,880,468

Total					11,754,368

Comments to the table

•	The Chairman of the Board received a Board fee of SEK 3,000,000. The Chairman also received SEK 125,000 for each Board committee he was serving on.

•	The other Directors appointed by the Annual General Meeting received a fee of SEK 600,000 each. In addition, each Director serving on a Board committee has received a fee of SEK 125,000 for each committee. However, the Chairman of the Audit Committee received a fee of SEK 350,000 and the other two members of the Audit Committee received a fee of SEK 250,000 each.

•	Members of the Board, who are not employees of the Company, have not received any compensation other than the fees paid for Board duties.

•	Members and Deputy Members of the Board who are Ericsson employees received no remuneration or benefits other than their entitlements as employees. However, a fee of SEK 1,000 per attended meeting was paid to each employee representative on the Board. Further, employee representatives being also members of a committee of the Board received a fee of SEK 100 for each committee meeting.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The President and CEO and the Group Management

Salary and benefits, SEK	The President	The Group Management	Total
Salary	14,572,219	41,172,958	55,745,177
Variable pay earned 2004 and paid 2005	7,560,000	18,071,501	25,631,501
Other benefits	35,427	5,109,883	5,145,310

Total received	22,167,646	64,354,342	86,521,988

Comments to the table

•	The Group Management included the following persons: Karl-Hen-rik Sundström, Carl Olof Blomqvist, Marita Hellberg, Torbjörn Nilsson, Bert Nordberg, Henry Sténson, Joakim Westh, Håkan Eriksson, Kurt Jofs, Björn Olsson and Hans Vestberg. During the year, the Group Management also included Mats Granryd (until July 17, 2005), who is included in the table above.

•	“Other benefits” include the value of stock options exercised during 2005 and the value of matching shares received during 2005 under the Stock Purchase Plan 2001. Based on the share price at excercise respectively at matching, the value for the Group Management was SEK 2,141,997 for stock options excercised and SEK 473,612 for matched shares. The number of options exercised is 110,000 and the number of matched shares corresponds to 17,876 Ericsson B shares. The President and CEO did not participate in any option plan or in the Stock Purchase Plan 2001.

Total costs, SEK	The President	The Group Management	Total
Salary	14,572,219	41,172,958	55,745,177
Provisions for variable pay earned 2005 to be paid 2006	8,700,000	22,801,575	31,501,575
Other benefits	1,663,080	6,879,058	8,542,138
Pension premiums	6,935,475	17,819,936	24,755,411
Social security fees	9,907,708	27,962,846	37,870,554

Total	41,778,482	116,636,373	158,414,855

Comments to the table

•	Other benefits include the compensation cost during 2005 for share based programs. For the President and CEO the cost was SEK 1,627,653 and for the Group Management SEK 4,384,784, which represent their part of total compensation costs as disclosed under “Shares for all Long Term Incentive Plans”.

•	Stock option and stock purchase programs are a part of the total remuneration package as a compensation for the services rendered by employees. Ericsson shall recognize the value of services received as compensation costs in the income statement at consumption of the services.

•	For the President and CEO, the above pension premium includes a fee of SEK 6,404,358 corresponding to 35 percent of his pensionable salary above 20 base amounts (1 base amount 2005 was SEK 43,300), for a premium based old age pension and a fee of SEK 454,317 for the ITP plan.

•	Included in the above pension premiums are changes of commitments made to the President and CEO and the Group Management for benefit based temporary disability and survival’s pensions until retirement age. The Company’s commitments per December 31, 2005, under IAS 19 amounted to SEK 4,108,800 for the President and CEO and SEK 21,687,900 for the Group Management.

•	Social security fees include payroll tax on pension premiums.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Outstanding stock options and matching rights as per December 31, 2005

Number of B shares	The President	The Group Management
1999 Stock Option Plan	—	13,816
Millenium Stock Option Plan	—	1,238,240
Stock Option Plan 2001—May Grant	—	625,000
Stock Option Plan 2002	—	690,000
Stock Purchase Plan 2003, LTI 2004 and LTI 2005	361,020	888,648

Comments to the tables

•	For the definition of matching rights, see description under “Long-Term Incentive Plans.”

•	The number of options presumes full exercise under applicable plans.

•	For strike prices for option plans, see Long-Term Incentive Plans.

•	The number of matching rights presumes maximum performance matching under LTI 2004 and LTI 2005. The matching under the Performance Matching Programs will start in 2007.

COMPENSATION OVERVIEW

The Remuneration Committee monitors pay trends within and outside Sweden to find competitive and performance driven remuneration packages for the top executives.

Fixed salary is set to be competitive. Its absolute level is determined by the size and complexity of the job and year-on-year performance of the individual job holder.

Performance is specifically reflected in the variable components -both in an annual incentive and in a long-term incentive portion. Although this may vary over time to take account of pay trends, currently the target level of the annual component for Swedish top executives is around 20% of the total compensation (fixed salary, annual incentive and long-term incentive). The long-term component is also set to achieve a target of around 20% of total compensation. In both cases the incentive pay is measured against the achievement of specific business objectives.

Together, the incentive component is set to a target of around 40% of total compensation and the remaining part of 60% for the fixed salary, reflecting the judgment of the Board of Directors as to the right balance between fixed and variable pay and the market practice for compensation of executives.

The annual short-term incentive is a cash program based on specific business targets derived from the annual business plan approved by the Board of Directors. The exact nature of the targets will vary depending on the specific job but may include financial targets at either corporate level or at a specific business unit level, operational targets, employee motivation targets and customer satisfaction targets.

Share-based long-term incentive plans are submitted each year for approval by the shareholders at the Annual General Meeting. The value for the receivers is determined by three specific variables, the individuals’ own investment in shares, a long-term financial target at corporate level, and the share price development.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NOTICE AND SEVERANCE PAY

For the President and CEO and the Group Management the following applies:

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

LONG-TERM INCENTIVE PLANS

The Stock Purchase Plan

The Stock Purchase plan is designed to offer an incentive for all employees to participate in the Company, which is consistent with our industry and with our ways of working. Under the plans, employees can save up to 7.5 percent of the gross salary, for purchase of class B shares at the Stockholm Stock Exchange or ADRs at NASDAQ (contribution shares). If the contribution shares are retained by the employee for three years after the investment and the employment with the Ericsson Group continues during that time, the employee’s shares will be matched with a corresponding number of class B shares or ADRs free of consideration. Employees in 86 countries participate in the plan.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The below table shows the periods for employees’ purchase of shares (contribution period) and participation details.

Plan	Contribution period	Number of participants at launch	Take-up rate –% of all employees
Stock Purchase Plan 2001	February 2002 – October 2002	27,000	36%
Stock Purchase plan 2003 1st year	August 2003 – July 2004	11,000	22%
Stock Purchase plan 2003 2nd year	August 2004 – July 2005	15,000	30%
Stock Purchase plan 2005	August 2005 – July 2006	16,000	29%

The Key Contributor Program

The Key Contributor Program is designed to give recognition as a method of retention to key employees. Under the program, about 10 percent of the employees (2004: up to 4,500 and 2005: up to 5,000) have been selected to obtain one extra matching share in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan during a twelve-month program period. The first program was introduced in August 2004 and the second in August 2005.

The Performance Matching Program for executives

The Performance Matching Program is designed to focus the management on driving earnings and provide competitive compensation based on Swedish practice. Under the program, executives (2004: up to 200 executives and 2005: up to 220 executives) have been selected to obtain up to four or six extra shares (performance matching shares) in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan during a twelve-month program period. The performance matching is subject to the fulfillment of a performance target. Several possible measures have been evaluated but earnings per share (EPS) growth during a three-year period has been found to best suit the company. The first program was introduced in August 2004 and the second in August 2005.

The performance target for the first program is annual average EPS growth between five (0 performance matching shares) and 25 percent (maximum performance matching shares). The performance target for the second program is annual average EPS growth between three (0 performance matching shares) and 15 percent (maximum performance matching shares). The Board may reduce the number of performance matching shares to be matched if deemed appropriate by the Board considering the company’s financial results and position, conditions on the stock market and other circumstances at the time of matching.

It is the Board of Directors’ intention to repeat the Stock Purchase Plan, including the Key Contributor Program and the Performance Matching Program for next year.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STOCK OPTION PLANS

Plan	Grant/Expiry date	Strike price (SEK)	Vesting period from Grant date	Number of participants at grant	Number of participants end 2005
1999 Stock Option Plan	1 March 00/28 Feb 07	128.00	30% after 3 years, 40% after 4 years, 30% after 5 years	1,800	1,070

Millennium Stock Option Plan	17 Jan 00/17 Jan 07	93.80	1/3 after 1 year, 1/3 after 2 years, 1/3 after 3 years	8,000	2,892

Stock Option Plan 2001 –May Grant	14 May 01/14 May 08	30.50	1/3 after 1 year, 1/3 after 2 years, 1/3 after 3 years	15,000	8,526

Stock Option Plan 2001 –November Grant1)	19 Nov 01/19 Nov 08	25.70	1/3 after 1 year, 1/3 after 2 years, 1/3 after 3 years	900	609

Stock Option Plan 20021)	11 Nov 02/11 Nov 09	7.80	1/3 after 1 year, 1/3 after 2 years, 1/3 after 3 years	12,800	9,120

1)	For stock options exercised during 2005, the weighted average share price was SEK 25.37.

Shares for all Long-Term Incentive Plans

All plans, except the Millennium Option Plan, are funded with treasury stock. Sale of shares is recognized directly in equity. The Millennium Stock Option Plan is based on warrants, i.e. options entitling the holders to subscribe for Class B shares. The warrants are held by subsidiary companies to Telefonaktiebolaget L M Ericsson, which have granted options to their employees. Treasury stock for the 1999 Option Plan was repurchased in year 2000 on the Stockholm Stock Exchange. Treasury stock for all remaining plans was issued in a directed cash issue of Class C shares at a nominal amount of SEK 1, and purchased under a public offering at SEK 1 per share plus a premium corresponding to the subscribers’ financing costs and then converted to Class B shares.

For all plans, additional shares and warrants have been allocated for financing of social security expenses. For the Millennium Stock Option Plan, the warrants designated for social security have been exchanged for a call option issued by a bank in order to hedge also equity against potential social security payments. For all other plans, treasury stock is sold on the Stockholm Stock Exchange to cover the social security payments when arising due to exercise of options or matching of shares. During 2005, 4,429,987 shares were sold at an average price of SEK 25.9.

If all options outstanding as of December 31, 2005, were exercised, all shares allocated for future matching under the Stock Purchase Plan were transferred, and shares designated to cover social security payments were disposed of as a result of the exercise and the matching, approximately 38 million Class B shares would be issued and approximately 153 million Class B shares, held as treasury stock, would be transferred. The total, approximately 191 million Class B shares, corresponds to 1.2 percent of the total number of shares outstanding, 15,864 million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The below table shows the number of shares allocated for each plan (options and matching rights) and changes during 2005.

Plan 2005 (million shares)	Originally designated1)	Outstanding beginning of 2005	Granted during 2005	Exercised/ matched during 2005	Forfeited during 2005	Expired during 2005	Outstanding end of 2005		Number of options exercisable 2005	Compensation costs charged during 2005
1999 Stock Option Plan	1.4	0.9	—	—	0.1	—	0.8		0.8	—
Millennium Stock Option Plan	71.6	34.2	—	—	3.1	—	31.2		31.2	—
Stock Option Plan 2001 - May Grant	44.9	27.9	—	—	2.0	—	25.9		25.9	—
Stock Option Plan 2001 - Nov Grant	2.6	1.6	—	0.1	0.0	—	1.5		1.5	—
Stock Option Plan 2002	53.9	41.4	—	7.1	1.0	—	33.3		33.3	14
Stock Purchase Plan 2001	28.0	19.7	—	19.4	0.3	—	0		—	41[3]	)
Stock Purchase Plan 2003 and LTI 2004	151.7	16.5	18.2	0.6	0.8	—	33.3[2]	)	—	1783)
LTI 2005	31.5	—	5.9	0.0	0.0	—	5.9[2]	)	—	5[3]	)

1)	Adjusted for split, bonus issue and rights offering when applicable.
2)	Presuming maximum performance matching under the Performance Matching Program.
3)	Fair value is calculated as the share price on the investment date reduced by the net present value of the dividend expectations during the three year vesting period. Net present value calculations are based on data from external party. For shares under the performance matching programs, the Company assesses the probability of meeting the performance targets when calculating the compensation costs. Fair value of Class B share at each investment date during 2005 was: February 15 SEK 19.59, May 16 SEK 21.13, August 15 SEK 26.09 and November 15 SEK 25.28.

C30    RELATED PARTY TRANSACTIONS

During 2005, various transactions were executed pursuant to contracts based on terms customary in the industry and negotiated on an arm’s length basis.

SONY ERICSSON MOBILE COMMUNICATIONS AB (SEMC)

In October 2001, SEMC was organized as a joint venture between Sony Corporation and Ericsson, and a substantial portion of Ericsson’s handset operations was sold to SEMC. As part of the formation of the joint venture, contracts were entered into between Ericsson and SEMC.

Major transactions are as follows:

•	Sales. Ericsson reports sales regarding mobile phone platform design.

•	Royalty. Both owners of SEMC, Sony Corporation and Ericsson, receive royalties for SEMC’s usage of trademarks and intellectual property rights.

•	Purchases. Ericsson purchases mobile phones from SEMC to support contracts with a number of customers for mobile systems which also include limited quantities of phones.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2005	2004
Related party transactions
Sales	1,742	1,532
Royalty	654	611
Purchases	827	547
Shareholder contribution	—	—

Related party balances
Receivables	197	142
Liabilities	33	16
Contingent liabilities	—	—

ERICSSON NIKOLA TESLA D.D.

Ericsson Nikola Tesla d.d. is a joint stock company for manufacturing of telecommunications systems and equipment and an associated member of the Ericsson Group. Ericsson holds 49.07 percent of the shares.

Major transactions are as follows:

•	Sales. Ericsson Nikola Tesla d.d. purchases telecommunication equipment from Ericsson.

•	Royalty. Ericsson receives royalties for Ericsson Nikola Tesla d.d.’s usage of trademarks and intellectual property rights.

•	Purchases. Ericsson is purchasing development resources from Ericsson Nikola Tesla d.d.

	2005	2004
Related party transactions
Sales	880	725
Royalty	9	7
Purchases	364	254

Related party balances
Receivables	132	130
Liabilities	50	29

OTHER RELATED PARTIES

Ericsson continued cooperation with Ericsson’s owners Investor AB and AB Industrivärden in the venture capital vehicle Ericsson Venture Partners.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C31    FEES TO AUDITORS

	Price- waterhouse- Coopers	KPMG	Others	Total
2005
Audit fees	58	6	3	67
Audit related fees	24	—	—	24
Tax services fees	43	1	1	45
Other fees	—	1	—	1

	125	8	4	137

2004
Audit fees	57	6	1	64
Audit related fees	10	6	—	16
Tax services fees	31	2	—	33
Other fees	—	—	—	—

	98	14	1	113

2003
Audit fees	50	6	1	57
Audit related fees	1	4	—	5
Tax services fees	46	2	—	48
Other fees	4	—	1	5

	101	12	2	115

During the period 2003-2005 PricewaterhouseCoopers and KPMG provided the Company with certain audit related services and tax services in addition to audit services. The audit related services provided during the period include consultation on financial accounting, consultation in connection with conversion to International Financial Reporting Standards (IFRS), services related to acquisitions and assessments of internal control. The tax services include general expatriate services, VAT refund services and Corporate tax compliance work.

Audit fees to other auditors consist of local statutory audits for minor companies.

C32    RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

As a reporting company with the US Securities and Exchange Commission, the Company is required to reconcile certain financial information to accounting principles generally accepted in the United States (US GAAP). For additional information required by foreign registrants, please refer to our annual report form 20-F, filed with the US Securities and Exchange Commission.

The principal differences between IFRSs and US GAAP that affect our net income, as well as our stockholders’ equity, relate to the treatment of pensions, hedge accounting, restructuring, sale-lease back, reversals of impairment losses, goodwill and capitalization of development expenses.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SIGNIFICANT DIFFERENCES BETWEEN IFRSs AND US GAAP

For a full description of the adoption of IFRSs, see note C3.

Capitalization of development costs

According to IFRSs development costs are capitalized after the products have reached a certain degree of technological feasibility. Capitalization ceases and amortization begins when the product is ready for its intended use. The Company has adopted an amortization period for capitalized development cost of three to five years. Under US GAAP, The Company applies US GAAP SFAS 86 “Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed” and SOP 98-1, “Accounting for the costs of Computer Software Developed or Obtained for Internal use”. According to SFAS 86, software development costs are capitalized after the product involved has reached a certain degree of technological feasibility similarly to IFRSs. However, under US GAAP non-software related development costs may not be capitalized as per IFRSs, and is therefore expensed under US GAAP.

Restructuring costs

Under IFRSs a provision for severance pay is recognized when a constructive obligation to restructure arises which requires that a detailed formal plan has been communicated to those affected by it. Its implementation needs to be planned to begin as soon as possible and to be completed in a timeframe that makes significant changes to the plan unlikely. Under US GAAP provisions for severance pay is recognized on the remaining service period when a company has a detailed formal plan which has been communicated to those affected.

If an entity under IFRSs has a contract that is onerous, the present obligation under the contract shall be recognized and measured as a provision. Under US GAAP, costs to terminate a contract before the end of its term should be recognized as a liability and measured at fair value when the entity terminates the contract in accordance with the contract terms. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity should be recognized and measured at its fair value when the entity ceases to use the right conveyed by the contract.

Ericsson has identified a difference between US GAAP and IFRSs of SEK 112 million related to leasehold property that has not yet been vacated and thus not qualified as provisions in accordance with US GAAP, and SEK 95 million related to severance pay not recognized per US GAAP.

Pensions

Ericsson adopted IAS 19, Employee Benefits in January 1, 2004. At adoption of IAS 19, actuarial gains and losses were recognized in the opening balance.

For US GAAP, the Company adopted SFAS 87, “Employer’s Accounting for Pensions” in 1989. The different transition dates for accounting of defined benefit plans between US GAAP and IFRSs impact the balances of unrecognized actuarial gains and losses, which impact reported pension liabilities and costs. US GAAP requires recognition of the unfunded accumulated pension benefit obligation on the balance sheet. The minimum liability is the amount by which the plan is unfunded on a basis that does not take future salary increases into consideration. Different transition dates and additional minimum pension liability according to US GAAP are the main differences for Ericsson between IFRSs and US GAAP for accounting of defined benefit plans.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sale-leaseback of real estate

During 2000 and 2001, the Company sold real estate assets, which was leased back to subsidiary companies and reported as an operating lease. Under IFRSs the gain on sale of property is credited to income, if the rent to be paid is in par with market price. In accordance with US GAAP the part of the gain exceeding present value of future lease payments is credited to income when incurred. The remaining part is recognized on a straight line basis during the lease period.

Financial instruments

Derivatives:

Ericsson adopted IAS 39 “Financial Instruments; Recognition and Measurement” January 1, 2005. According to IAS 39, all derivatives should be recognized at fair value on the balance sheet

Under US GAAP, the Company adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, on January 1, 2001, for calculating income and equity. SFAS 133 requires recognition of all derivatives as either assets or liabilities measured at fair value similarly to IAS 39.

As a result of different opening balances in the Hedge Reserve relating to cash flow hedging, the effect in the income statement differ between IFRSs and US GAAP. The closing balances 2005 of the Hedge Reserve were the same as cash flow hedge accounting and applied to the same extent under US GAAP and IFRSs.

In the end of 2005 fair value hedge accounting was applied to the same extent under both standards. Under SFAS 133 the shortcut method is used, as critical terms of the hedging instruments and hedged items are the same. Hereby all hedge relationships are assumed to be 100-percent effective and no ineffectiveness is recognized. Under IAS 39 a detailed hedge effectiveness testing is performed and actual ineffectiveness is identified and reported in the income statement.

Unrealized gains and losses on securities available-for-sale

In accordance with IAS 39 available-for-sale investments that can be reliably determined are measured at fair value. The unrealized movements in fair value are recognized in equity until disposal or sale, at which time, those unrealized movements from prior periods are recognized in profit or loss. For losses other than temporary, that reduce the carrying amount below acquisition cost should be recognized in profit or loss. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured may be measured at cost.

Under US GAAP, the Company’s listed marketable securities are classified as available-for-sale and measured at fair value in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. Investments in equity instruments not publicly traded are carried at cost. Unrealized gains and temporary losses are reported as a separate component of stockholders’ equity included in other comprehensive income. Other than temporary unrealized losses are charged to income.

Goodwill

Ericsson adopted IFRS 3 “Business Combinations” January 1, 2004. Under IFRS 3, goodwill is not subject to amortization, but requires an impairment review at least annually. Under US GAAP, the Company applies SFAS 142. According to SFAS 142 goodwill is not subject to amortization subsequent to the date of adoption, but instead tested for impairment at least annually similarly to IFRS 3. No need for impairment was identified in 2005 in either of the two standards. The presented difference pertains to different transition dates for IFRS 3 and SFAS 142.

Reversals of impairment losses

IFRSs requires reversal of impairment losses when there has been a change in economic conditions or in the expected use of an asset. Under IFRSs Ericsson has reversed impairment losses for test plants. This is prohibited under US GAAP which reduces the US GAAP net income.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

OTHER

Capitalization of interest expenses

Under IFRSs, an entity can choose to capitalize the borrowing costs where they are directly attributable to the acquisition, construction or production of a qualifying asset. The Company has chosen to expense the interest costs incurred. Such costs should be capitalized in accordance with US GAAP, and depreciated as the assets concerned are used. As amortization exceed the capitalization during the year, the net income is reduced by SEK 28 million (2004: reduced by SEK 58 million) according to US GAAP.

Provision for social security cost on stock based compensation

Under IFRSs, the Company accrues social security costs on stock based compensation during the vesting period. Provisions are adjusted for movements in share price. Under US GAAP, no social security cost is recorded until the options are exercised or matching of shares takes place, which increases net income by SEK 52 million (2004: an increase by SEK 76 million).

FIN 45

In accordance with IFRSs, a liability should be recognized to the extent a company expects a loss and economic outflow of resources as a result of the guarantee commitment.

Under US GAAP, FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002.

Three main areas; product warranties, inventory guarantees and performance guarantees, fall within FIN 45 for Ericsson. For performance guarantees, the maximum potential amount of future payments under the guarantees calculated at fair value per December 31, 2005 was SEK 759 million. Historically such guarantees have only been drawn in rare cases, and there is no indication of changes in the future.

The application of FIN 45 did not have a material effect on the Company’s earnings and financial position under US GAAP during 2005.

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

FIN 46R provides guidance on how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the VIE. In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The application of FIN 46R during 2005 did not have a material effect on the Company’s consolidated financial statements under US GAAP.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax effect related to intercompany profits in inventory

According to IFRSs, deferred tax effect related to intercompany profits in inventory is recognized at the buyer’s tax rate, whereas under US GAAP the seller’s tax rate is used. The effect of this difference decreased net income according to US GAAP in 2005 by SEK 35 million (2004: a decrease by SEK 45 million).

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Adjustment of Net Income

	2005	2004
Net income attributable to stockholders of the parent company per IFRSs	24,315	17,539
US GAAP adjustments before taxes:
Pensions	-64	-245
Sale-leaseback	191	352
Hedging	408	-2,915
Capitalization of development costs	-78	-76
Restructuring costs	120	-1,354
Unrealized gains and losses on available-for-sale securities	—	-82
Reversals of impairment losses	-380	—
Other	56	82
Tax effect of US GAAP adjustments	-73	1,085

Net income in accordance with US GAAP	24,495	14,386

Earnings per share in accordance with US GAAP
Earnings per share per US GAAP, basic	1,55	0.91
Earnings per share per US GAAP, diluted	1,54	0.91
Average number of shares, basic per US GAAP (million)	15,843	15,829
Average number of shares, diluted per US GAAP (million)	15,907	15,855

Comprehensive Income

Comprehensive income includes net income and other changes in equity, except those resulting from transactions with owners.

	2005	2004
Net income in accordance with US GAAP	24,495	14,386

Other comprehensive income
Translation adjustments	4,052	-1,015
Translation adjustments for sold/ liquidated companies	127	47
Net gain on cash flow hedges	-2,991	1,010
Hedging for investments	-197	-232
Unrealized gains and losses on securities available-for-sale	-208	202
Pensions	-3,344	-329
Deferred income taxes	1,936	160

Total other comprehensive income	-625	-157

Comprehensive income in accordance with US GAAP	23,870	14,229

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Adjustment of Stockholders’ Equity

	2005	2004
Equity attributable to stockholders of the parent company per IFRSs	104,677	80,445
US GAAP adjustments before taxes:
Pensions	-2,458	949
Goodwill	2,705	2,705
Sale-leaseback	-837	-1,028
Derivatives	—	1,604
Capitalization of development costs	-154	-76
Restructuring costs	208	88
Unrealized gains and losses on available-for-sale securities	—	411
Reversals of impairment losses	-380	—
Other	246	190
Deferred tax effect of US GAAP adjustments	631	-919

Stockholders’ equity in accordance with US GAAP	104,638	84,369

Balance Sheet

Balance sheet items according to IFRSs and US GAAP:

	IFRSs		US GAAP
	Dec. 31 2005	Dec. 31 2004	Dec. 31 2005	Dec. 31 2004
Non-current assets	50,676	49,300	52,889	53,435
Current assets	158,153	136,886	158,153	139,428

Total assets	208,829	186,186	211,042	192,863

Stockholders’ equity attributable to stockholders of the parent company	104,677	80,445	104,638	84,369
Minority interests	850	1,057	850	1,057
Non-current liabilities	21,345	35,347	22,680	36,880
Current liabilities	81,957	69,337	82,874	70,557

Total stockholders’ equity and liabilities	208,829	186,186	211,042	192,863

Share Based Compensation

Stock Option Plan

Ericsson adopted IFRS 2 “Share-based Payments” in January 1, 2004 with the optional exception to apply IFRS 2 only to equity instruments granted after November 7, 2002. For one employee option program, granted after this date, and not yet vested by January 1, 2005, Ericsson recognized a charge to income representing the fair value at grant date of the outstanding employee options. The impact on the operating profit was a charge of SEK 45 million in 2004 and SEK 14 million in 2005.

Up until 2003, the Company, as permitted under SFAS 123 “Accounting for Stock Based Compensation”, applied Accounting Principles Board Opinion 25 (APB 25) and related interpretations in accounting for its stock option plans under US GAAP. No compensation expense was reflected in the consolidated income statement as no compensation expense arose when the strike price of the employee’s stock options equaled the market value of the underlying stock at grant date, as in the case of all options granted to Ericsson’s employees.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Ericsson adopted during 2003 SFAS 148 “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123”. The adoption method chosen was the “Prospective method”. This method states that the recognition provisions shall be applied to all employee awards granted, modified, or settled after the beginning of the fiscal year in which the recognition provisions are first applied. As the Company has had no changes to it’s current stock option plans nor any new stock option plans started after implementing SFAS 148 there has been no effect to the income according to US GAAP.

If the Company had chosen to adopt the optional recognition provisions of SFAS 123 for its stock option plans, net income (loss) and earnings (loss) per share in accordance with US GAAP would have been changed to the amounts indicated below:

Consolidated	2005	2004
Net income
Net income per US GAAP	24,495	14,386
Adjustment for recognitions of provisions per SFAS123	-15	-80
Net income, adjusted, per US GAAP	24,480	14,306

Earnings per share, diluted
Earnings per share per US GAAP	1.54	0.91
Earnings per share, adjusted, per US GAAP	1.54	0.90

Stock Purchase Plans

For the stock purchase plans, Ericsson has applied SFAS 123 according to US GAAP and IFRS 2 according to IFRSs. The stock purchase plans have been expensed in the income statement according to both IFRSs and US GAAP. The costs are based on the fair value at investment date and charged against equity and accordingly we have not identified any differences between IFRS and US GAAP.

C33    SUBSEQUENT EVENTS (unaudited)

Change in accounting principles for pensions 2006

Effective January 2006, Ericsson will adopt the new option in IAS 19, Employee benefits, on how to recognize actuarial gains and losses. The currently used method to recognize actuarial gains and losses—to the extent that they fall outside the 10 percent corridor—is that they are amortized over the average remaining service time of plan participants. Instead, all actuarial gains and losses will effective January 1, 2006, be recognized directly to equity, net of deferred tax, in the period they occur. Earlier reporting-periods will be restated accordingly. The adoption of the new option will increase provision for post-employment benefits with approximately SEK 3.5 billion, accruals for social security with SEK 0.8 billion and will affect equity by approximately SEK 3.1 billion net of tax as per January 1, 2006.

Marconi acquisition

On October 25, 2005, Ericsson announced the intention to acquire key assets of Marconi’s telecommunications operations for SEK 16.8 billion in cash. The acquisition strengthens Ericsson’s position in the accelerating transmission segment and expands Ericsson’s platform for leadership in “next generation” converging networks. As fixed and mobile services converge, Ericsson’s customers will benefit from the acquisition.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Ericsson acquired assets expected to generate 2005 sales of approximately SEK 14.0 billion (GBP 1.0 billion). The acquired operations had net tangible assets of approximately SEK 1.4 billion (GBP 0.1 billion) as of September 30, 2005. The remaining acquisition cost is mainly allocated to intellectual property rights (patents, brands, trade marks, etc).

Marconi shareholder and relevant regulatory approvals have been obtained in 2005 and closing took place in January 2006, with the exception of a few smaller subsidiaries. The acquired operations are consolidated into Ericsson’s accounts as from the first quarter of 2006.

The integration process has started with the Marconi products and solutions planned to be fully integrated into Ericsson’s portfolio. Under the transaction approximately 6,660 employees have been transferred to Ericsson in January 2006.

eMobile agreement

On March 13, 2006, eMobile, a new 3G mobile operator in Japan, named Ericsson as the prime supplier for their nationwide 3G network. The agreement involves WCDMA 1.7GHz radio network deployments in the most populated areas of Japan, such as Tokyo, Nagoya and Osaka, and the establishment of a complete nationwide core network. eMobile has not yet launched commercial services.

Board member changes

At the Annual General Meeting of Shareholders (AGM), April 10, 2006, the AGM resolved to approve the proposals by the Nomination Committee; Michael Treshow was re-elected Chairman of the Board and Marcus Wallenberg Deputy Chairman, Sverker Martin-Löf was elected Deputy Chairman and Sir Peter L. Bonfield, Ulf J. Johansson, Nancy McKinstry and Carl-Henric Svanberg were re-elected. Börje Ekholm, Katherine Hudson and Anders Nyrén were elected new members of the Board of Directors.

Börje Ekholm

President and Chief Executive Officer of Investor AB since September 2005. Member of the Boards of Directors of AB Chalmersinvest, Biotage AB, Greenway Medical Techn., Inc., Tessera Techn., Inc. and WM-data AB. Master of Science in Electrical Engineering from the Royal Institute of Technology, Sweden, and Master of Business Administration from Insead, France. From 1999 to 2005, responsible for New Investments for Investor Growth Capital, Inc. Member of the management group of Investor AB since 1997. Börje Ekholm was President of Novare Kapital AB (1995-1997). Earlier positions include positions with Investor (1992-1995) and McKinsey & Co Inc. (1988-1992).

Katherine Hudson

Non-Executive Chairman and Member of the Board of Directors of CNH—Case New Holland—Global NV. Member of the Board of Directors of Charming Shoppes, Inc. Holds a Bachelor of Science degree in Management from Indiana University. During 1994-2003, Katherine Hudson was the President and CEO of Brady Corporation, Prior to this, Ms. Hudson was employed by Eastman Kodak Company for 24 years, during 1988-1993 as the Chief Information Officer and later Vice President and General Manager for Professional Printing & Publishing Imaging.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Anders Nyrén

President and Chief Executive Officer of AB Industrivärden since 2001. Vice Chairman of the Board of Directors of Svenska Handelsbanken. Member of the Boards of Directors of SCA AB, AB Industrivärden, Sand-vik AB, Skanska, SSAB, Ernströmgruppen, SNS and the Swedish Industry and Commerce Stock Exchange Committee. Chairman of the Association of Exchange Listed Companies and the Association for Generally Accepted Principles in the Securities Market. Araduate from Stockholm School of Economics and holds a MBA from Andersson School of Management, UCLA. Anders Nyrén was the Chief Financial Officer and Vice Executive President of Skanska AB during 1997-2001. Prior to this, he was a member of the group management of Nord-banken and responsible for Investment Banking and Capital Markets (1996-1997). Anders Nyrén has also been the Chief Financial Officer and Vice Executive President of Securum AB (1992-1996) and the Managing Director of OM International AB (1987-1992).

Board Committee members

The Board appointed members of its committees from among its members.

Current members of the Finance committee are: Marcus Wallenberg, Chairman of the Committee, Anders Nyrén, Michael Treschow and Torbjörn Nyman.

Current members of the Remuneration committee are: Michael Treschow, Chairman of the Committee, Nancy McKinstry, Börje Ekholm and Monica Bergström.

Current members of the Audit Committee are: Sverker Martin-Löf (Chairman of the Committee), Sir Peter L. Bonfield, Jan Hedlund and Ulf J. Johansson.

The Board of Directors has determined that each of Sverker Martin-Löf, Sir Peter L. Bonfield and Ulf J. Johansson satisfy the requirements of audit committee financial expert. Each of them is also independent.

Long-term incentive, LTI 2006.

LTI 2006 was approved by the Annual General Meeting, April 10, 2006. LTI 2006 includes a Stock Purchase Plan for all employees, a Key Contributor Program for upto 6,040 key contributors and a performance Matching program for upto 220 managers and is based mainly on the same conditions as the ongoing LTI 2005. The LTI 2006 includes 38.4 million B shares.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

INFORMATION ON THE COMPANY

GENERAL

Telefonaktiebolaget LM Ericsson (publ) is a limited liability company organized under the Swedish Companies Act. The terms “Ericsson”, “the Company”, “the Group”, “us”, “we”, “our” all refer to Telefonaktiebolaget LM Ericsson, the Parent Company and its subsidiaries. The company was incorporated on August 18, 1918, as a result of a merger between AB LM Ericsson & Co. and Stockholms Allmänna Telefon AB. Our Class A and B shares are traded on Stockholmsbösen (the Stockholm Stock Exchange, OMXS). Our Class B shares are also traded on the London Stock Exchange (LSE). In the United States, our American Depository Shares (ADS), each representing 10 underlying Class B shares, are traded on NASDAQ.

Our registered address is Telefonaktiebolaget LM Ericsson, SE-164 83 Stockholm, Sweden; our headquarters are located at Torshamnsgatan 23, Kista, Sweden. Our telephone number in Sweden is +46 8 719 0000.

In the United States, our agent is Ericsson Inc., Vice President Legal Affairs, 6300 Legacy Drive, Plano, Texas 75024. Our telephone number in the U.S. is +1 972 583 0000.

Our web site is www.ericsson.com. Please note that information on our web site does not form part of this document.

DOCUMENTS ON DISPLAY

We file annual reports and other information (normally in Swedish only) for certain domestic legal entities with Bolagsverket (Swedish Companies Registration Office) pursuant to Swedish rules and regulations. You may order any of these reports from their web site at www.bolagsverket. se. If you access these reports, please be aware that the information included may not be indicative of our published results in all aspects. Only consolidated numbers for the group totals are included in our reports.

We also file annual reports and other information with the Securities and Exchange Commission (SEC) in the United States pursuant to the rules and regulations that apply to foreign private issuers. Electronic access to these documents may be obtained from the SEC’s website at www.sec.gov/edgar/searchedgar/webusers.htm where they are stored in the EDGAR database. You may read and copy any of these reports at the SEC’s Public Reference Branch at 100 F Street, N.E., Washington, D.C. 20549, or obtain them by mail upon payment of their prescribed rates. For further information, you can call the SEC at +1 800 732 0330.

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

Today, Ericsson is a leading provider of telecommunications equipment and related services to mobile and fixed network operators globally. Over 1,000 networks in more than 140 countries utilize our network equipment and we are one of the few companies worldwide that can offer end-to-end solutions for all major mobile communication standards.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

We invest heavily in R&D and actively promote standardization and open systems. As a result, we have a long history of innovation and the pioneering of “next generation” technologies for more efficient and better quality telecommunications.

Milestones

1878	Telegraph to telephone
1923	Manual switching to automatic switching
1968	Electro-mechanical to computer control
1978	Analog switching to digital switching
1981	Fixed communications to mobile communications
1991	1G analog to 2G digital mobile technology
1998	Integration of voice and data in mobile networks
1999	Narrowband circuit to broadband packet switching
1999	Introduction of fixed telephony softswitch
2001	2G narrowband to 3G wideband mobile technology
2003	Introduction of mobile softswitch
2004	Mass commercial launch of WCDMA (3G) networks in Western Europe
2005	Commercial launch of HSDPA mobile broadband networks in North America

Also reflecting our ongoing commitment to technology leadership, we have one of the industry’s most comprehensive intellectual property portfolios containing over 20,000 patents.

Our vision—how we see the world

Our vision is to be the Prime Driver in an all-communicating world.

Core values—how we act

Professionalism, respect and perseverance are the cornerstones of the Ericsson culture, guiding us in our daily work, both in how we relate to people and how we conduct our business.

Results—how we measure our performance

We measure three fundamental metrics: customer satisfaction, employee satisfaction and financial returns. We believe that highly satisfied customers, empowered employees and best-in-class operating margins help to assure an enduring capability for value creation and competitive advantage.

BUSINESS STRATEGY AND LONG-TERM GOALS

Our overall goal is to be the preferred business partner to our customers, especially to the world’s leading network operators. In doing so, we strive to be the market and technology leader by offering superior end-to-end solutions mainly related to network infrastructure, network management and other service offerings.

We are a major supplier to most of the world’s leading mobile network operators and many of the world’s leading fixed-line operators. We believe that our ability to offer end-to-end solutions—systems, applications, services and core handset technology—together with our in-depth knowledge of consumer requirements, make us well positioned to assist network operators with their network development and operations. We are already a market leader in network systems integration and managed services. Through increased activities in professional services and service layer products, we aim for increased sales in these growing segments.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Our strategy is to:

•	Lead market development through innovation and technological leadership;

•	Leverage our economies of scale to develop superior products and services and thereby offer our customers competitive advantages;

•	Utilize operational excellence as a basis for sustainable and best-in-class operating margins.

Innovation is an important element of our corporate culture and is key to our competitiveness and future success. We have a long tradition of developing innovative communication technologies, including technologies that help to establish industry standards. For example, we helped pioneer the development of industry-wide wireless technologies such as GSM, GPRS, EDGE, CDMA, WCDMA, HSDPA and Bluetooth.

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

Our expertise and experience in all major telecommunication standards along with our proven track record for quality and innovation have allowed us to develop our business on a global basis. We have significant sales in all of the largest geographic markets for telecommunications, with no individual country accounting for more than 12 percent of sales.

We believe that our global presence and the economies of scale associated with market share leadership give us competitive advantages. Global presence is an important factor particularly when working as a business partner to operators working in multiple markets or globally. We are utilizing our strong international presence and core competence in mobile and fixed communications to expand into growth areas such as systems integration, service applications and managed services. We also use our global reach to develop alliances with suppliers and manufacturers in order to increase our combined effectiveness.

We will continue to improve our internal processes and support systems to drive operational excellence as a competitive advantage. In addition, we will continue to develop and maintain high levels of competence in our employees to secure our leading market position and to stay at the forefront of technological development.

BUSINESS OVERVIEW

Primary business offerings

We supply the network equipment and services that enable telecommunications. We offer end-to-end solutions for all major mobile communication standards. We also provide our customers with services for network operations and revenue generation. Through our Sony Ericsson Mobile Communications joint venture we offer a range of mobile handsets and other mobile devices, including those supporting multimedia applications and other personal communication services. In addition, the Company has products for special applications within microwave (defense) systems, enterprise systems, network technologies (cables), mobile platforms and power modules.

For more Information on product offerings, see “Business Segments”

Customers

We are supplying equipment and services to almost all major network operators globally. However, we derive most of our sales from large, multi-year network build-out agreements with a limited number of

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

significant customers. Out of a customer base of more than 425 network operators, the ten largest customers account for approximately 50 percent of our net sales, while the 20 largest customers account for approximately 64 percent of our net sales. Our largest customer accounted for approximately 9 percent of sales during 2005.

For more information, see “Risk Factors—Risks Associated with the Industry and Market Conditions”.

Competitors

In our Systems segment, we compete mainly with large and well-established communication equipment suppliers. Although competition varies depending on the products, services and geographical regions, our most significant competitors in wireless communication include Alcatel, Lucent, Motorola, Nokia, Nortel and Siemens/NEC. With respect to wireline communications equipment, the competition is also highly concentrated and includes, among others, Alcatel, Cisco, Lucent, Nortel and Siemens. We also compete with numerous local and regional manufacturers and providers of communication equipment and services. We believe the most important competitive factors in this industry include existing customer relationships, the ability to cost-effectively upgrade or migrate an installed base, technological innovation, product design, compatibility of products with industry standards, and the capability for end-to-end systems integration.

Competition in professional services not only includes many of our traditional systems competitors but also a number of large companies from other industry sectors, such as IS/IT, including IBM, EDS, Accenture and electronics manufacturing services companies such as Flextronics, as well as a number of smaller but specialized companies operating on a local or regional basis. As this segment grows, we expect to see additional competitors emerge, possibly including some network operators attempting to expand into new segments.

In our Other Operations segment, our competitors vary widely depending on the product or service being offered. We face significant competition with regard to substantially all of these products and services.

Within the Phones segment, the primary competitors include Nokia, Motorola, Samsung, Siemens (BenQ) plus a number of other companies such as LG Electronics, NEC and Sharp. Competition is intensifying with consumer electronic companies, especially those based in Asia, making significant market share gains. We believe that our mobile phone joint venture with Japan’s SONY Corporation creates a distinctive competitive advantage.

For more information, see “Risk Factors—Risks Associated with the Industry and Market Conditions”.

Suppliers

We manufacture and assemble a large portion of our products in-house. Most of our node production, i.e., assembly, integration and testing of modular subsystems into complete system nodes such as radio base stations, mobile switching centers etc., is done in-house. About half of our module production, i.e., production of subsystems such as circuit boards, radio frequency (RF) modules, antennas etc., is outsourced to a group of electronics manufacturing services companies including Elcoteq, Flextronics, Sanmina-SCI and Solectron, of which the vast majority in low-cost countries. We also purchase customized and standardized equipment, components and services from several global providers as well as from numerous local and regional suppliers. A number of our suppliers design and manufacture highly specialized and customized components for our end-to-end solutions as well as individual nodes. We generally attempt to negotiate global supply agreements with our primary suppliers. While we are not dependent on any one supplier for the provision of standardized equipment or components and seek to avoid single source supply situations, a need to swith to an alternative supplier may require us to allocate additional resources to ensure that our technical standards and other requirements are met. This process could take some time to complete. Accordingly, a need to switch to an alternative supplier could potentially have an adverse effect on our operations in the short term.

For more information, see “Risk Factors—Risks Associated with the Industry and Market Conditions”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Seasonality

Our quarterly sales, income and cash flows from operations are seasonal in nature and generally lower in the first and third quarters of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase patterns of network operators. Although demonstrating a strong seasonal pattern historically, our seasonal sales variances have not conformed to the longer-term pattern during the market downturn starting in 2001 and subsequent recovery during 2004. The table below illustrates the long-term average seasonal effect on sales for the period 1991 through 2005.

15-YEAR AVERAGE SEASONALITY

	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential Change	-27%	17%	-5%	37%
Share of annual sales	21%	24%	23%	32%

Compared to the 15-year historical pattern, the seasonality over the last three years has generally been less pronounced with a more equal distribution of sales between quarters. The table below illustrates the average seasonal effect on sales for the years 2003, 2004 and 2005.

MOST RECENT 3-YEAR AVERAGE SEASONALITY

	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential Change	-24%	15%	-2%	26%
Share of annual sales	21%	25%	24%	30%

BUSINESS SEGMENTS

Ericsson is a telecommunications company developing and selling a variety of products aimed largely at customers in the telecommunications industry. When determining our operating segments, we have looked at which market and to what type of customers our products are aimed, and through what distribution channels they are sold as well as to commonality regarding technology, research and development. To best reflect our business focus and to facilitate comparability with our peers, we consolidate the results of our operations into three business segments:

1. Systems, consisting of a three-pronged business approach: Mobile Networks, Fixed Networks and Professional Services;

2. Phones, carried out through the 50/50 joint venture with SONY Corporation;

3. Other Operations, which comprise a number of smaller businesses including Microwave Systems (Defense), Enterprise Systems, Network Technologies (Cables), Mobile Platforms and Power Modules.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

We group sales into five large geographical segments as shown below:

2005 SALES BY REGION AND SEGMENT

SEK billion	Systems	Other Operations	Total
Western Europe	35.7	6.2	41.9
CEMA1)	38.8	1.2	39.9
Asia Pacific	29.9	1.5	31.4
North America	18.8	0.7	19.4
Latin America	18.8	0.3	19.1

Total	142.0	9.8	151.8
percent share	94%	6%	100%

1)	Central and Eastern Europe, Middle East and Africa.
Note:	due to rounding, all rows and columns may not add up exactly to the totals.

Please also see “Notes to the Consolidated Financial Statements—Note C4, Segment Information.”

Segment Systems

Mobile Networks

We provide mobile systems solutions to network operators that enable reliable, efficient and cost effective wireless networking. Our systems offerings include radio base stations, base station and radio network controllers, mobile switching centers and service application nodes. We are the market leader with approximately 30 percent global share of the addressable market, i.e. open non-proprietary standards. Our claim of market leadership in mobile systems is based on our reported sales and how they relate to the publicly reported and estimated mobile system sales of our main competitors. Statements from industry and financial analysts also support our estimates. We have an even higher share within the GSM/EDGE/WCDMA or GSM family. Our installed base of GSM radio base stations represents more than one-third of all GSM radio base stations in service globally.

Each generation of wireless technology is associated with a group of international standards for wireless communications networks. Transitioning from one generation to the next, such as from 2G to 3G, requires network operators, equipment suppliers and mobile handset manufacturers to adopt new and emerging technology standards. We believe that the migration from voice services and basic mobile multimedia services to mobile broadband is the primary technological shift facing wireless network operators today. Our end-to-end solutions offer operators a smooth network migration to 3G.

Our expertise in all 2G standards and our role in developing 3G standards allow us to offer mobile telecommunications systems that incorporate any of the major 2G (GSM, TDMA, CDMA), 2.5G (GPRS) and 3G (EDGE, WCDMA, HSDPA, CDMA2000, TD-SCDMA) mobile technology standards. As a result, we are able to offer tailored solutions to a network operator, regardless of the existing network standard used.

We offer a complete portfolio of radio base stations ranging from small pico cells (i.e. small cells in a mobile network that boost capacity and coverage within buildings) to high-capacity macro cell applications. Radio base stations provide access and interconnection between mobile handsets and the mobile network. A central feature of our 2G GSM radio base stations and base station controllers is their ability to be upgraded on a cost-effective basis to enable 2.5G/GPRS and 3G/EDGE transmissions. Similarly, our WCDMA base stations can be upgraded to HSDPA.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Other important elements of radio access networks are the controllers for radio base stations and radio access network, which manage the traffic between the radio base stations and core networks. In 2G, base station controllers in conjunction with mobile switching centers, effect call handovers between radio base stations as subscribers move between cell sites while engaged in a voice call or data transmission. Similarly, in 3G networks, a radio network controller effects call handover in conjunction with mobility server nodes within the service layer.

The core network nodes interconnect radio access networks with other parts of the network. Many of our core network switching systems, controllers for base stations and radio networks are built upon common platforms. Like our radio base station products, our mobile switching products have industry-leading scalability and capacity.

Mobile network equipment and associated network rollout services account for approximately three-quarters of our sales.

Fixed Networks

We are a supplier of broadband multi-service communications equipment and services mainly to fixed network operators in Latin America and Europe. We have a long history in fixed-line networking with an installed base of access and transit lines equivalent to 180 million lines or approximately 10 percent global market share of the installed base. By successfully addressing three key operator needs: modernization and expansion of the fixed telephony networks; introduction of IP-based revenue generating services; and cost-efficient rollout of high capacity broadband networks with service differentiation, we have been able to secure a strong position in voice over packet, soft switching and public Ethernet access.

Fixed network operators are moving from single-service networks toward broadband packet-switched multi-service networks that have the ability to simultaneously handle multiple services, such as voice, data and images. Migration to an all-IP-based packet-switched network is a necessary step in order to combine broadband Internet, voice and image traffic into one multi-service network.

Our solution for such multi-service networks utilizes a layered soft-switch service and control architecture, combined with broadband access and core network routing and transmission elements. Organizing a network into layers isolates the different functions, i.e., access, core network and services and facilitates easier migration to an all-IP environment. Due to our leadership in “next generation” mobile networks, we are able to leverage our IP-based multimedia subsystem (IMS) developed for 3G networks for “next generation” fixed network applications. IMS is an open service layer platform that hosts IP based services such as Voice over IP (VoIP), “push-to-talk” etc. Since our IMS solution is common for both fixed and mobile networks, converged services can be transparently provided independent of the type of access.

Similar to our mobile network offering, we offer a suite of network services and applications that enable network operators to provide a range of services such as free-phone, virtual private network and other applications as well as billing.

Professional Services

As part of our Global Services business, our professional services portfolio includes expertise in consulting, education, systems integration, managed services, network deployment and optimization and technical support services.

Network operators are reducing operating expenses by optimizing the operation and maintenance of their networks. As a result, many network operators are increasingly outsourcing network design, operations and

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

maintenance activities. This trend also gives rise to new business models such as managed capacity, where an operator buys coverage, capacity and network performance, or hosted services, where companies like Ericsson provide the network and/or service capability according to agreed service levels. Under such business models, operators gain flexibility in capital employed, resources and time to market—all with an assured quality of service.

We offer some of the most comprehensive managed services capabilities within the telecom industry. Our offerings cover management of day-to-day operations of a customer’s network, including a managed capacity service for an efficient network build out and on-demand capacity, as well as hosting of applications and content management. Ericsson’s Internet Payment eXchange (IPX) service, which is the global payment and messaging delivery solution for SMS, MMS, Web and WAP that facilitates payment and distribution of content by interconnecting content providers, media companies, governments and consumer brands with operators.

The combination of our local expertise, global technology leadership, business understanding, strong delivery capabilities and extensive experience in managing multi-vendor networks makes Ericsson a leading provider of services to network operators.

With over 19,000 dedicated Global Services professionals represented in 140 countries, our services sales (including network rollout) account for almost one-third of our Systems segment net sales. Sales of network rollout services represent approximately 11 percent of our Systems segment net sales and are consolidated within either Mobile Networks or Fixed Networks depending on which type of operator is involved.

Segment Phones

Phones

Sony Ericsson Mobile Communications (Sony Ericsson) delivers innovative and feature-rich mobile phones, accessories, PC-cards and M2M (machine to machine) solutions, which allow us to provide end-to-end solutions to our customers. The 50/50 joint venture, formed in October 2001, combines the mobile communications expertise of Ericsson with the consumer electronic devices and content expertise of SONY Corporation and forms an essential part of our end-to-end capability for mobile multimedia services.

Sony Ericsson is responsible for product design and development, as well as marketing, sales, distribution and customer services. About one-third of Sony Ericsson’s handsets are produced at their factory in China. The remaining two-thirds of production is more or less equally split between contract manufacturers (EMS) and other device manufacturers (ODM) at locations in several countries in Asia, Latin America and Europe. Sony Ericsson’s global management is based in London and R&D centers are located in Sweden, Japan, China, the U.S. and the U.K.

Sony Ericsson has expanded their in-house production with the acquisition of a controlling stake in Beijing Suohong Electronics Co, Ltd (BSE).

Sales for Sony Ericsson are not included in our reported sales, as their operating results are reported according to the equity method under “Share in earnings of joint ventures and associated companies” in the income statement.

Segment Other Operations

In addition to the areas previously described, Ericsson provide several other business offerings. Although important, these business units are relatively small compared to those consolidated within Systems. Sales of these units are consolidated within Other Operations and in total amount to 6 percent of net sales, with no single unit representing more than 2 percent.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Ericsson Microwave Systems

Microwave Systems provide national security and public safety solutions to defense, government and security agencies in Sweden and to more than 20 countries around the world. The unit supplies advanced airborne, terrestrial and marine radar systems, that are integrated with command, control and communication functionality. Manufacturing is centralized in Sweden (Gothenburg).

Ericsson Enterprise

Enterprise provides communications systems and services that enable businesses, public entities and educational institutions to have seamless access to applications and services across multiple locations. We address a wide variety of enterprise needs through segmented offerings for both small and large enterprises. We focus on providing solutions for Voice over IP (VoIP) based private branch exchanges (PBX), Wireless Local Area Networks (WLAN), and Mobile Intranet solutions. With Mobile Enterprise, users on the move are able to access a range of business-critical communications and information applications from a variety of devices over private or public, fixed or wireless networks. Ericsson Enterprise operates mainly from Sweden but has a global presence through the market units and other partners/distributors. Manufacturing is outsourced.

Ericsson Network Technologies

Our Network Technologies unit (Cables) provides a full range of cable related solutions for telecom and power networks. Ericsson is a leading player in the passive fiber access network field and our expertise includes integration of copper, fiber optic and wireless technologies. A large portion of net sales from our Network Technologies group is attributable to intersegment sales. Manufacturing is carried out in Sweden (Hudiksvall and Falun) and in China, India and Malaysia.

Ericsson Mobile Platforms

Ericsson Mobile Platforms is a leading platform supplier for GSM/GPRS, EDGE and WCDMA platforms used in devices such as mobile handsets and PC cards. Through Ericsson Mobile Platforms, Ericsson was one of the first companies in the world to license open-standard end-to-end interoperability tested GSM/GPRS, EDGE and WCDMA technology platforms. The product offerings are based on our comprehensive intellectual property portfolio and include: reference designs, platform software, ASIC (application specific integrated circuit) designs and development boards, development and test tools, training, support and documentation. By licensing our technology and platforms, mobile phone manufacturers will be able to launch new products faster, with limited R&D investments and lower technology risks, allowing them to focus on product differentiation in areas such as applications, industrial design, manufacturing, distribution and branding—getting advanced and attractive products with short time to market. Ericsson Mobile Platforms has operations at seven global locations, with main operations in Sweden (Lund).

During the year, Ericsson Mobile Platforms successfully verified seamless handover between EDGE and WCDMA in live commercial networks, demonstrating key 3G capabilities of both packet data and voice calls.

As per December 2005, more than 15 million WCDMA (3G) handsets in the market were based on Ericsson Mobile Platforms’ technology.

Ericsson Power Modules

Ericsson Power Modules is a leading supplier of direct current DC/DC converters and DC/DC regulators, mainly to the communications industry, for advanced applications such as multiplexors, switches, routers and radio base stations. In addition, the levels of technology, ruggedness and reliability of Ericsson Power Modules products mean that they often provide excellent solutions for other demanding applications in medical, avionics, computing, military, space, and industrial market sectors. Manufacturing is centralized to Shanghai in China.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

ORGANIZATION

Our operational organization is built around a structure of business units responsible for the development and delivery of products and services to market units that are responsible for local sales and customer support. A number of group functions responsible for establishing of strategies, policies and directives and managing resource allocation, coordination of operations, mergers and acquisitions and perform tasks pertaining to certain group-wide matters that are not naturally suitable for a specific operational unit.

Governance

A significant amount of authority and responsibility is assigned to the management of our various operating units for tasks pertaining to daily operations. Governance of our operating units is carried out through steering boards whose members are representatives of the Group Management Team, the Extended Management Team and the management of the particular operating unit.

For more information regarding our corporate governance, please see “Corporate Governance” or visit our web site http://www.ericsson. com/ericsson/corpinfo/corp_governance/index.shtml. Information on our web site does not form part of this document.

Changes in organization and management

Some organizational changes were made during 2005, where synergies were found to promote a simpler structure with more efficient operations and fewer organizational layers. The changes include:

•	A new Market Unit called Greater China was established. Taiwan, previously part of Market Unit North East Asia, was grouped with mainland China, Hong Kong and Macau, which previously made up Market Unit China.

•	Austria was moved from the Market Area Western Europe to the Market Area Central & Eastern Europe, Middle East and Africa (CEMA).

•	As per January 2006, Pakistan will be moved from the Market Area Asia Pacific to the Market Area Central & Eastern Europe, Middle East and Africa (CEMA).

•	Business Unit (BU) Mobile Systems CDMA was streamlined to improve efficiency. As a result, the head office in San Diego was closed and operations moved to other Ericsson sites.

•	The Radio Network Development unit within R&D was split and transferred into BU Systems and BU Access respectively.

•	As per January 2006, three development units, IP Networks, Core Network Evolution and Service Layer Development, will be transferred to BU Systems and BU Access to bring development closer to the business, improving time to market and ensuring that Ericsson’s products and solutions meet user needs.

•	As per January 2006, certain assets and staff of Marconi will be acquired and integrated within BU Transmission and Transport Networks, BU Global Services and BU Systems.

During 2005, the following changes in the Group Management Team were made:

•	Mats Granryd, previously head of BU Mobile Systems CDMA, took up the position as market unit head of India and Sri Lanka.

•	Hans Vestberg, head of business unit Global Services, was appointed executive vice president.

•	As per January 2006, Sivert Bergman, head of business unit Transmission and Transport, is appointed integration manager for the Marconi acquisition and included in the Group Management Team.

For more information about management, please see “Notes to the Consolidated Financial Statements—Note C29, Information Regarding Employees, Members of the Board of Directors and Management”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Business units within the Systems segment

Access

Our Access business unit’s main role is to continuously strengthen our global leadership in 2G & 3G radio access networks by offering innovative and cost-effective products and solutions that provide best-in-class performance. Business unit Access’ responsibility covers a wide spectrum of activities, from product development to production and supply. Business unit Access is our largest business unit and has manufacturing in Sweden (Stockholm, Kumla and Gavle), Brazil, China and India.

Systems

Business unit Systems is a leading supplier of end-to-end telecom grade network systems and multimedia services. The system offerings include tailored mobile core and fixed network solutions and service layer products. As a key player in the evolution to all-IP networks, we are a leader in the convergence of fixed and mobile networks and services. Business unit Systems has manufacturing in Sweden (Katrineholm), Brazil, China and India.

Transmission and Transport Networks

The Transmission and Transport Networks business unit offers one of the world’s most widely deployed microwave radio system (MINI-LINK) together with metro optical networks in customized and managed transport solutions. The products are essential elements of Ericsson’s end-to-end solutions but are also often chosen by operators utilizing other vendors’ network equipment. The unit’s operations include one of the largest microwave production plant in the world in Borås, Sweden, as well as a customer distribution center for all transmission and transport products. The transmission and transport business unit operates in Sweden, Norway and Italy.

Global Services

Our Global Services business unit includes both network rollout and professional services. We enable operators to strengthen their competitiveness by offering a complete range of advisory, systems integration, managed, hosting and support services as well as network rollout services that address a major part of their network operations. The business unit is represented in 140 countries with 19,000 employees mainly based within the local Market Units.

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

Our customers have different needs in interacting with Ericsson as a supplier, ranging from support in identifying and capturing business opportunities to “do-it-yourself” fulfillment. We use three different sales approaches that acknowledge these different needs; Project Sales (interactive relationship selling with high

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

involvement of the customer to identify and capture business opportunities, where the solution is not known at the point of sales), System Sales (interactive relationship selling of solutions configured for specific customer needs) and Product Sales (the outcome of relationship sales and frame agreements where customers may call of well-defined products and services electronically). System Sales has historically been our most common sales approach to best meet our customers’ needs, however, as their needs evolve the two other sales approaches will grow in importance.

Business units within the segment Other Operations

This segment principally consists of a number of operations deemed too small to be reported as separate segments. Other Operations include Microwave Systems (defense), Enterprise, Network Technologies (cables), Mobile Platforms, Power Modules and a few very small units.

For more information please see “Business Segments”.

Businesses in our Other Operations segment market their products and services through their own specialized direct and indirect sales channels. On occasion, these specialized sales and marketing teams work with our market units in certain markets or when dealing with large customers with whom we have a relationship.

Ericsson Group Functions

A number of Group Functions perform tasks pertaining to certain group-wide matters that are not naturally referable to a specific operational unit: Communications, Finance, Human Resources and Organization, Legal Affairs, Operational Excellence, Research & Development, Sales & Marketing and Strategy & Product Management.

Their responsibilities include the formulation of the Group’s strategy, issuing of policies and directives, business control, resource allocation and risk management. In addition, Group Functions are responsible for the consolidation and reporting of financial performance, financing and cash management, legal issues, communication with various stakeholders including employees, investors, press and media as well as coordination and administration of a number of Group-wide issues. Other important Group-wide matters, such as Corporate Responsibility, are managed by Group Functions in conjunction with a network of experts from various parts of the Company.

RESEARCH & DEVELOPMENT

A robust R&D program is key to our competitiveness and future success. We spent SEK 24.5 billion on R&D and other technical expenses during 2005, which represents over 16 percent of sales. The vast majority of our R&D is invested in product development of which the majority in mobile communications network infrastructure. We have continued to invest in strategically important areas of broadband access, core networking and service layer.

Our R&D organization develops world-class products and performs world-leading research on behalf of the business units. About 16,500 (16,000) employees in 17 (16) countries worldwide are working with R&D in an organization consisting of group functions, development units and the Ericsson Research unit.

Ericsson Research conducts applied research in various strategic areas to provide Ericsson with system concepts, technology, and methodology to help secure our long-term, strategic position. World-class innovations are achieved through cooperation within Ericsson and with a variety of partners including customers, universities and research institutes.

For more information regarding product and technology development, please see “Risk Factors—Strategic and Operational Risks” and “Board of Directors’ Report—Research and Development”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

INTELLECTUAL PROPERTY AND LICENSING

Through many years of involvement in the development of new technologies, we have built up a considerable portfolio of intellectual property rights relating to telecommunications technologies, especially mobile communications. As of December 31, 2005, we held over 20,000 (16,000) patents worldwide, including a substantial number of patents essential to the 2G/2.5G standards of GSM, GPRS and CDMA, as well as numerous patents essential to 3G standards, including EDGE, WCD-MA, HSDPA, TD-SCDMA, CDMA2000 and OFDM. We also hold important patents for many other areas, e.g. Voice over IP (VoIP), ATM, WAP, WLAN, mobile platforms and Bluetooth.

Our intellectual property rights are valuable business assets. We license these rights to many other companies including equipment suppliers, handset manufacturers and wireless applications developers, in return for royalty payments and/or access to additional intellectual property rights. In addition, we acquire rights via licenses to utilize intellectual property rights of third parties. We believe that we have access to all related patents that are material to our business in part or in whole.

For more information, see “Risk Factors—Strategic and Operational Risks”.

PROPERTY, PLANT AND EQUIPMENT

In 2000 and 2001, we disposed of the majority of the real estate properties that we owned. We believe the properties we now occupy are suitable for our present needs in most locations. As of December 31, 2005, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

MANUFACTURING AND ASSEMBLY

Our Systems manufacturing consists of two basic production activities, module and node. Module production is production of subsystems such as circuit boards, radio frequency (RF) modules, antennas etc. However we outsource about half of our systems module production to several electronic manufacturing service (EMS) companies. Most of our node production, i.e., assembly, integration and testing of modular subsystems into complete system nodes such as radio base stations, mobile switching centers etc., is done in-house. We have 14 significant manufacturing and assembly locations worldwide with a total of approximately 290,000 square meters of floor space. We lease all of these facilities except one in China and one in Brazil.

The Systems segment consumes more than two-thirds of the total floor space, with cables and power modules consuming most of the rest. In Sweden, the majority of the floor space within our production facilities is used for module production with the balance mostly used for Systems’ node assembly and testing. Including the EMS production, approximately 35-40 (40-45) percent of Systems’ module production and 75-80 (75-80) percent of Systems’ node production is performed in Sweden.

We intend to continue to outsource module production where adequate manufacturing capacity and expertise are available on favorable terms. Such outsourcing of the major part of module manufacturing provides us greater flexibility to adapt to economic and market changes. However, the timing and level of outsourcing is a balance between short-term demand and longer-term flexibility. Therefore, we generally plan to use our own production capabilities to absorb temporary changes in volumes.

We manage our own production capacity on a global basis by allocating production to sites where capacity is available and costs are competitive. At year-end 2005, our overall utilization was close to 100 percent as we continuously adjust our production capacity to meet expected demand.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

The table below summarizes our major manufacturing and assembly facilities as well as the total square meters of floor space at year-end.

PRIMARY MANUFACTURING AND ASSEMBLY FACILITIES

		2005		2004		2003
	Sites	Sq Meters	Sites	Sq Meters	Sites	Sq Meters
Sweden	9	256,615	10	277,415	10	310,000
Brazil	1	15,840	1	15,840	1	22,100
China	3	15,200	3	15,200	3	9,500
India	1	5,364	0	0	0	0

Total	14	293,019	14	308,455	14	341,600

During 2005, a new 5,400 square meter facility in Jaipur, India, was started for systems node assembly.

During 2005, an approximately 20,000 square meter production facility in Nynäshamn, Sweden, was closed. The production was absorbed by other Swedish sites.

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

Based on our most recent sourcing agreements, the increase in oil and copper prices during 2005 did not have a material impact on our costs or affect the availability of the electronic components or ready-made products and services that we require. To the extent possible, we rely on alternative supply sources for the purchased elements of our products to avoid sole source situations and to secure sufficient supply at competitive prices. Assuming there will only be a moderate increase in market demand, we do not foresee any supply constraints to meet our expected production requirements during 2006.

HUMAN RESOURCES

We believe that every employee should be treated with respect and dignity. We value the rich diversity and creative potential of people with differing backgrounds and abilities. A culture of equal opportunities in which personal success depends on personal merit and performance is encouraged throughout our operations.

We have three core values: Professionalism, Respect and Perseverance. These values form the foundation of how we operate our business. Our core values define how we treat each other, our customers and our business partners and therefore how they define our culture. Characteristics of our culture are exhibited by a passion to win; employee diversity, honesty, trust and support for each other; integrity and high ethical standards; and leadership by example at all levels. We believe the best way to further develop our business is to remain accountable to ourselves and to our customers.

Every year we conduct an employee satisfaction survey to assess our Human Capital Index and employee Empowerment Index.

We maintain an open management style that involves our employees in both daily decisions that affect them as well as longer-term matters. We are fully committed to keeping all employees informed about the implications

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

of major business changes and other relevant matters. Key business priorities are communicated throughout the organization and form part of the basis for employee compensation and incentive plans. Details of these plans appear in “Notes to the Consolidated Financial Statements—Note C29, Information Regarding Employees, Members of the Board of Directors and Management”. We also have constructive relationships with a variety of trade unions including formal recognition and active dialogue where appropriate.

EMPLOYEES BY GENDER AND AGE AT YEAR END 2005

	Female	Percent Male	of total
Under 25 years old	469	1,652	4%
26-40 years old	8,489	26,443	62%
41-55 years old	3,675	12,871	30%
Over 55 years old	576	1,880	4%

Percent of total	24%	76%	100%

EMPLOYEES RELATED TO COST OF SALES AND OPERATING EXPENSES

	2005	2004	2003	2002
Cost of Sales	22,477	19,234	15,414	18,606
Operating Expenses	33,578	31,300	36,169	46,015

Total	56,055	50,534	51,583	64,621

CORPORATE RESPONSIBILITY

Ericsson manages its CR activities through a cross-functional competence network from relevant parts of the organization. This enables us to secure a focus for expertise globally as well as to facilitate cooperation across Ericsson. The work of this network is guided by the CR Steering Committee, which was established in 2005. The Chairman of the steering committee reports to the CEO.

Ericsson’s approach in the area of CR is two-pronged:

•	we strive to have the necessary controls in place in order to minimize risk

•	we see an opportunity to link our products and services to an overall business goal of sustainable, profitable growth

Ericsson supports the UN Global Compact and its ten principles. We continue with our Supplier Code of Conduct program, in close cooperation with local Ericsson companies. A cross-functional committee oversees our activities in this area.

Ericsson is a committed and responsible member of the global society, and as such is committed to supporting the needs of local communities. We have a number of local CR projects that are run by the Ericsson Market Units. Ericsson Response is a global initiative to rapidly provide specialists and communications equipment anywhere in the world in response to human suffering caused by disasters. Ericsson Response assists the disaster relief operations of the United Nations World Food Programme (WFP), the UN Office for the Coordination of Humanitarian Affairs (OCHA) and the International Federation of Red Cross and Red Crescent Societies (IFRC).

We are subject to certain environmental, health and safety laws and regulations that affect our operations, facilities and products in each of the jurisdictions in which we operate. It is our policy to comply with

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

environmental requirements and to provide workplaces for employees that are safe, environmentally sound, and that will not adversely affect the health or environment of communities in which we operate. We believe that we are in compliance with environmental, health safety laws and regulations required by our operations and business activities.

According to our environmental policy, Ericsson “shall meet or exceed legal and other requirements to protect the environment.” In order to fulfil this statement Ericsson has extensive coverage and follow-up of global environmental legislation.

We will be compliant to the EU Directive on the restriction of the use of certain hazardous substances in electrical and electronic equipment (RoHS) as of the required timeline of July 1, 2006.

From August 13, 2005, Ericsson complies with the EU WEEE directive on waste of electrical and electronic equipment in all member countries that have implemented the WEEE.

A Sustainability Report is published during the second quarter of each year. Please see our web site at www.ericsson.com/about/responsibility.shtml for more information. Information on our web site does not form part of this document.

PARENT COMPANY OPERATIONS

The business of the Parent company, Telefonaktiebolaget LM Ericsson, consists mainly of corporate management, holding company functions and internal banking activities. Parent company operations also include customer credit management activities performed by Ericsson Credit AB.

SUBSIDIARIES AND ASSOCIATED COMPANIES

For a listing of our significant subsidiaries, please see Supplemental Information, “Investments”.

In addition to our joint venture with SONY Corporation, we are engaged in a number of other minor joint ventures, cooperative arrangements and venture capital initiatives.

For more information regarding risks associated with joint ventures, strategic alliances and third party agreements, please see “Risk Factors—Strategic and Operational Risks”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

FORWARD-LOOKING STATEMENTS

This Annual Report includes “forward-looking statements” about future market conditions, operations and results. Expressions such as “believe”, “expect”, “anticipate”, “intend”, “may”, “could”, “plan” and similar words are intended to help identify forward-looking statements. Forward-looking statements may be found throughout this document, but in particular in the sections captioned “Operational Review”, “Board of Directors’ Report” and “Information on the Company” and include statements regarding:

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

Although we believe that the expectations reflected in such statements are reasonable, we cannot assure you that these expectations will materialize. Because forward-looking statements are based on assumptions and estimates, and are subject to risks and uncertainties, actual results could differ materially from those described or implied herein. Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to:

•	our ability to respond to changes in the telecommunications market and general market conditions in a cost effective and timely manner;

•	developments in political, economic and regulatory fields in the markets in which we operate, including allegations of health risks from electromagnetic fields and cost of radio licenses for our customers;

•	effectiveness of our strategies and their execution including partnerships, acquisitions and divestitures;

•	financial risks, including foreign exchange rate changes, interest rate changes, changes in tax liabilities, credit risks in relation to counterparties, customer defaults under significant customer financing arrangements and risks of confiscation of assets in foreign countries;

•	reduction in the number of customers due to e.g. mergers, and the negative business consequences of a loss of, or significant decline in, our business with a major customer;

•	impact of changes in product demand, price erosion, competition from existing or new competitors or new technology and the risk that our products and services may not sell at the rates or levels we anticipate;

•	our ability to develop commercially viable products, systems and services, to acquire licenses of necessary technology, to protect our intellectual property rights through patents and trademarks and to defend them against infringement, and results of patent litigation;

•	supply constraints, including component or production capacity shortages, suppliers’ abilities to cost effectively deliver quality products on time and in sufficient volumes, and risks related to concentration of proprietary or outsourced production in a single facility or sole source situations with a single vendor; and

•	our ability to recruit and retain qualified management and other key employees.

Certain of these risks and uncertainties are described further in “Risk Factors.” We undertake no obligation to publicly update or revise any forward-looking statements included in this Annual Report, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

RISK FACTORS

You should carefully consider all the information in this annual report and in particular the risks and uncertainties outlined below. Any of the factors described below, or any other factors discussed elsewhere in this report, could have a material negative effect on our business, operational results, financial condition, liquidity and/ or our share price. Furthermore, our operational results may have a greater variability than in the past and we may have more difficulty in accurately predicting future developments.

RISK ASSOCIATED WITH THE INDUSTRY AND MARKET CONDITIONS

We conduct business throughout the world and are subject to the effects of general global economic conditions as well as conditions unique to a specific country and region. In particular, we are affected by market conditions within the telecommunications industry.

We are subject to political, economic and regulatory changes in the various countries in which we operate.

We conduct business in more than 140 countries, with a significant proportion of our sales originating from emerging markets in Asia Pacific, Latin America, Eastern Europe, the Middle East and Africa. We expect that sales to such emerging markets will be an increasing portion of total sales as developing nations and regions around the world increase their investments in telecommunications. We already have extensive operations in many of these countries, which involve certain risks, including volatility in gross domestic product, civil disturbances, economic and political instability, nationalization of private assets and the imposition of exchange controls.

Changes in regulatory requirements, tariffs and other trade barriers, price or exchange controls or other governmental policies in the countries in which we conduct business could limit our operations and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights.

We are subject to the market conditions affecting the capital-and operating expenditures of our customers, making demand for our products and services highly unpredictable.

Adverse economic conditions could cause network operators to postpone investments or initiate other cost-cutting initiatives to improve their financial position, which could result in significantly reduced capital expenditures for network infrastructure. Although the historical compounded annual growth rate (CAGR) for telecommunications network investments is 2-3 times the growth rate of global GDP, operator spending for network equipment and associated rollout services declined substantially during the years 2001-2003, before returning to growth in 2004. During this period, our business, operating results and share price suffered. We have reduced costs and improved efficiency to restore profitability and establish better flexibility to cost effectively accommodate fluctuations in demand. However, if demand were to fall, or were to be significantly weaker than expected, we may experience further material adverse effects and may incur operating losses in the future.

Our business essentially depends upon the continued growth of mobile communications.

Most of our business depends on continued growth in mobile communications in terms of both number of subscriptions and usage per subscriber, which in turn requires the continued deployment of our network systems by customers. In particular, we are dependent on operators in highly penetrated markets to successfully introduce services that cause a substantial increase in usage for both voice and data. In emerging markets, we are, to a certain extent, dependent on the availability of lower-cost handsets in addition to affordable tariffs by operators to support a continued increase of mobile subscribers. If operators are not successful in their attempts to increase the number of subscribers and/or stimulate increased usage, our business and operational results could be materially adversely affected.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Changes in the regulatory environment for telecommunications systems and services could negatively impact our business.

Telecommunications is a regulated industry and regulatory changes affect both our customers and us. For example, changes in regulations that impose more stringent, time-consuming or costly planning, zoning requirements or building approvals regarding the construction of base stations and other network infrastructure could adversely affect the timing and costs of new network construction or expansion and the commercial launch and ultimate commercial success of these networks. Similarly, tariff regulations that affect the pricing of new services offered by operators could also affect their ability to invest in network infrastructure, which in turn could affect the sales of our systems and services.

License fees, environmental, health and safety, privacy and other regulation changes may increase costs and restrict operations of network operators and service providers. The indirect impact of such changes could affect our business adversely even though the specific regulations may not directly apply to our products or us.

Consolidation among network operators may increase our dependence on a limited number of key customers.

The market for mobile network equipment is highly concentrated, with the 10 largest operators representing more than 40 percent of the total market. Network operators have undergone significant consolidation, especially among companies operating in different countries. This trend is expected to continue, while also infra-country consolidation is likely to accelerate as a result of competitive pressure.

A market with fewer and larger operators will increase our reliance on key customers and, due to the increased size of these companies, may negatively impact our bargaining position and profit margins. Moreover, if the combined companies operate in the same geographic market, less network equipment and associated services may be required. Another possible consequence of customer consolidation is that it could cause a delay in their network investments while they negotiate merger/acquisition agreements, secure necessary approvals, or are constrained by efforts to integrate the businesses.

Consolidation among equipment and services suppliers may lead to increased competition and a different competitive landscape.

Industry consolidation among equipment suppliers could potentially result in stronger competitors that are competing as end-to-end suppliers as well as competitors more specialized in particular areas. Consolidation may also result in competitors with greater resources, including technical and engineering resources, than we have. This could have a material adverse effect on our business, operating results, and financial condition.

We operate in a highly competitive industry, which is subject to competitive pricing and rapid technological change.

The markets for our products are highly competitive in terms of pricing, functionality and service quality, the timing of development and introduction of new products and services and terms of financing. We face intense competition from significant competitors. Our competitors may implement new technologies before we do, allowing them to offer more attractively priced or enhanced products, services or solutions than we provide. Some of our competitors may have greater resources in certain business segments or geographic markets than we do. We may also encounter increased competition from new market entrants, alternative technologies or alternative telecommunications platforms. Our operating results significantly depend on our ability to compete in this market environment, in particular on our ability to adapt to political, economic or regulatory changes, to introduce new products to the market and to continuously enhance the functionality while reducing the cost of new and existing products.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Liability claims related to and public perception of the potential health risks associated with electromagnetic fields could negatively affect our business.

We are subject to claims that mobile handsets and other telecommunications devices that generate electromagnetic fields expose users to health risks. At present, a substantial number of scientific studies conducted by various independent research bodies have indicated that electromagnetic fields, at levels within the limits prescribed by public health authority safety standards and recommendations, cause no adverse effect to human health. However, any perceived risk or new scientific findings of adverse health effects of mobile communication devices and equipment could adversely affect us through a reduction in sales. Although Ericsson’s products are designed to comply with all current safety standards and recommendations regarding electromagnetic fields, we cannot assure you that we will not become the subject of product liability claims or be held liable for such claims or be required to comply with future regulatory changes that may have an adverse effect on our business. See also “Legal and Tax proceedings” in the Board of Directors’ Report.

Our current and historical operations are subject to a wide range of environmental, health and safety regulations.

We are subject to certain environmental, health and safety laws and regulations that affect our operations, facilities and products in each of the jurisdictions in which we operate. We believe that we are in compliance with all material environmental, health and safety laws and regulations related to our products, operations and business activities. However, there is a risk that we may have to incur expenditures to cover environmental and health liabilities to maintain compliance with current or future environmental, health and safety laws and regulations or to undertake any necessary remediation. It is difficult to reasonably estimate the future impact of environmental matters, including potential liabilities due to a number of factors especially the lengthy time intervals often involved in resolving them.

STRATEGIC AND OPERATIONAL RISKS

Our business is subject to a wide variety of factors that impact our strategies and operating results. Any of these factors could have a material adverse impact on our operating results. Furthermore, results of operations for any period may not necessarily be indicative of results to be expected in future periods. Consequently, our operating results may fluctuate significantly from period to period which may lead us to revise our estimates and/or strategies.

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

Some long-term frame agreements expose us to risks related to agreed future price reductions or penalties.

Long-term agreements are typically awarded on a competitive bidding basis. In some cases such agreements also include commitments to future price reductions. In order to maintain gross margin even with lower prices, we continuously strive to reduce the costs of our products through design improvements and other changes in costs related to e.g. component prices, productivity in production, etc. We can not assure you that our cost reduction actions will be sufficient to maintain our gross margin.

Frame agreements often also provide for penalties and termination rights in the event of our failure to deliver ordered products on time or if our products do not perform as promised, which may affect our results negatively.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

We expend significant resources on product and technology R&D which may not be successful in the market.

Developing new products or updating existing products and solutions requires significant levels of financial and other commitments to research and development, which may not always result in success. We are also actively engaged in the development of technology standards that we are incorporating into our products and solutions. In order to be successful, those standards must be accepted by relevant standardization bodies and by the industry as a whole. Our sales and earnings may suffer if we invest in development of technologies and technology standards that do not function as expected, are not adopted in the industry or are not accepted in the marketplace within the timeframe we expect, or at all.

Please also see section “Research and Development” in the Board of Directors’ Report and in Information on the Company.

We enter into joint ventures, strategic alliances and third party agreements to offer complementary products and services.

If our partnering arrangements fail to perform as expected, whether as a result of having incorrectly assessed our needs or the capabilities of our strategic partners, our ability to work with these partners or otherwise, our ability to develop new products and solutions may be constrained and this may harm our competitive position in the market. Additionally, our share of any losses from, or commitments to contribute additional capital to, joint ventures may adversely affect our financial position or results of operations.

In the case of our joint venture with Sony Corporation, if the joint venture is unsuccessful for any reason, we may not be able to compete as successfully in the mobile systems market or at all in the mobile handset market.

Our solutions may also require us to license technologies from other companies and successfully integrate such technologies with our products. It may be necessary in the future to seek or renew licenses relating to various aspects of these products. There can be no assurance that the necessary licenses would be available on acceptable terms, or at all. Moreover, the inclusion in our products of software or other intellectual property licensed from third parties on a non-exclusive basis could limit our ability to protect our proprietary rights in our products.

We cannot be certain that we will be successful in integrating the recently acquired Marconi operations with our existing operations

Our success depends in part upon the successful integration of the Marconi operations that we recently acquired. Although we believe that the consummation of the Marconi acquisition will result in significant benefits and synergies, the integration of these operations will also present significant challenges, including:

•	realizing economies of scale and eliminating duplicative overheads; and

•	integrating internal communications networks, financial systems and operational systems.

We cannot assure you, with respect to our recent acquisition of the Marconi assets, that we will realize any anticipated benefits or will successfully integrate any of the acquired operations with our existing operations.

The Marconi operations may not have the disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by U.S security laws for public companies. While we intend to implement appropriate controls and procedures as we integrate the Marconi operations, we cannot provide assurance as to the effectiveness of their disclosure controls and procedures or internal controls over financial reporting until we have fully integrated them.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Our products incorporate intellectual property rights (IPR) developed by us that may be difficult to protect or may be found to infringe on the rights of others.

While we have been issued a large number of patents and other patent applications are currently pending, there can be no assurance that any of these patents will not be challenged, invalidated, or circumvented, or that any rights granted under these patents will in fact provide competitive advantages to us.

The European Union recently considered placing restrictions on the patentability of software. Although the European Union ultimately rejected this proposal, we cannot guarantee that they will not revisit this issue in the future. We rely on many software patents, and any limitations on the patentability of software may materially affect our business.

We utilize a combination of trade secrets, confidentiality policies, non-disclosure and other contractual arrangements in addition to relying on patent, copyright and trademark laws to protect our intellectual property rights. However, these measures may not be adequate to prevent or deter infringement or other misappropriation. Moreover, we may not be able to detect unauthorized use or take appropriate and timely steps to establish and enforce our proprietary rights. In fact, existing laws of some countries in which we conduct business offer only limited protection of our intellectual property rights, if at all.

Many key aspects of telecommunications and data network technology are governed by industry-wide standards, which are usable by all market participants. As the number of market entrants as well as the complexity of the technology increases, the possibility of functional overlap and inadvertent infringement of intellectual property rights also increases. Third parties have asserted, and may assert in the future, claims against us alleging that we infringe their intellectual property rights. Defending such claims may be expensive, time consuming and divert the efforts of our management and/or technical personnel. As a result of litigation, we could be required to pay damages and other compensation, develop non-infringing products/technology or enter into royalty or licensing agreements. However, we cannot be certain that any such licenses, if available at all, will be available to us on commercially reasonable terms.

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

For additional information regarding certain of the lawsuits in which we are involved, see “Legal and Tax Proceedings” in the Board of Directors’ Report.

We rely on a limited number of suppliers for the majority of our components and electronic manufacturing services.

Our ability to deliver according to market demands depends in large part on obtaining timely and adequate supply of materials, components and production capacity on competitive terms. Failure by any of our suppliers could interrupt our product supply and could significantly limit our sales or increase our costs. If we fail to anticipate customer demand properly, an over/undersupply of components and production capacity could occur. In many cases, some of our competitors also utilize the same contract manufacturers, and we could be blocked from acquiring the needed components or increasing capacity if they have purchased capacity ahead of us. This factor could limit our ability to supply our customers or could increase our costs. At the same time we commit to certain capacity levels or component quantities, which, if unused, will result in charges for unused capacity or scrapping costs.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

We are dependent upon hiring and retaining highly qualified employees.

While we have been forced to lay off a number of highly skilled employees over the past few years, we believe that our future success depends in large part on our continued ability to hire, develop, motivate and retain engineers and other qualified personnel needed to develop successful new products, support our existing product range and provide services to our customers. Competition for skilled personnel and highly qualified managers in the telecommunications industry remains intense. We are continuously developing our compensation and benefit policies as well as other measures. However, we may not be as successful at attracting and retaining such highly skilled personnel in the future.

As a Swedish company operating globally, we have substantial foreign exchange exposures.

With the majority of our cost base being Swedish krona (SEK) denominated and a very large share of sales in currencies other than SEK, and many subsidiaries outside Sweden, our foreign exchange exposure is significant. Currency exchange rate fluctuations, affect our consolidated balance sheet, cash flows and income statement when foreign currencies are exchanged or translated to SEK. Our attempts to reduce the effect of exchange rate fluctuations through a variety of hedging activities may not be sufficient or successful, resulting in an adverse impact on our results.

A stronger SEK exchange rate would generally have a negative affect on our competitiveness compared to competitors with costs denominated in other currencies.

A significant interruption or other failure of our information technology (IT) operations or communications networks could have a material adverse affect on our operations and results.

Our business operations rely on complex IT operations and communications networks which are vulnerable to damage or disturbance from a variety of sources. Having outsourced a significant portion of our IT operations, we depend partly on security and reliability measures of external companies. Regardless of protection measures, essentially all IT systems and communications networks are susceptible to disruption from equipment failure, vandalism, computer viruses, security breaches, natural disasters, power outages and other events. Although we have experienced disruptions from computer viruses, security breaches, power outages and equipment failures in the past, our operations or results have not been materially affected to date. We will continue to expend significant resources to manage and try to mitigate these risks and we may incur additional costs to remedy damage caused by such disruptions, especially for computer viruses and security breaches.

RISKS ASSOCIATED WITH OWNING ERICSSON SHARES

Our share price has been and may continue to be volatile.

Our share price has been volatile due in part to the high volatility in the securities markets generally, and for telecommunications and technology companies in particular, as well as developments from quarter to quarter which impact our financial results. Factors other than our financial results that may affect our share price include but are not limited to variations between our actual financial results and expectations of financial analysts and investors as well as a result of announcements by our customers, competitors or ourselves regarding capital spending plans of network operators, financial difficulties for network operators for whom we have provided financing or with whom we have entered into material contracts, awards of large supply agreements or contracts for network roll-out. Additional factors include but are not limited to: speculation in the press or investment community about the level of business activity or perceived growth in the market for mobile communications services and equipment; technical problems, in particular those relating to the introduction and viability of new network systems like 3G; potential litigation involving ourselves or the markets in which we operate. Even though we may not be directly involved, announcements concerning bankruptcy or other similar reorganization proceedings involving, or any investigations into the accounting practices of, other telecommunications companies may materially adversely affect our share price.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Currency fluctuations may adversely affect the trading prices of our Class B shares and ADSs and the value of any distributions we make thereon.

Because our shares are quoted in Swedish kronor (SEK) on the Stockholm Stock Exchange (our primary stock exchange) but on NASDAQ and the London Stock Exchange in local currencies, i.e. USD and GBP, fluctuations in exchange rates between SEK and these currencies in which our Class B shares or ADSs are quoted may affect the value of your investment. In addition, because we pay cash dividends in SEK, fluctuations in exchange rates may affect the value of distributions if arrangements with your bank, broker or depositary, in the case of ADSs, call for distributions to you in currencies other than SEK.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

SHAREHOLDER INFORMATION

The Annual General Meeting of Shareholders took place at the Globe Arena, entrance from Globentorget, Stockholm, at 3.00 p.m. on Monday, April 10, 2006.

Only those shareholders, who were entered into the transcription of the share register kept by VPC AB (the Swedish Securities Register Centre) as of April 4, 2006, were entitled to participate in the Meeting, provided notice of attendance has been given to the Company.

Shareholders, whose shares are registered in the name of a nominee, had to be entered temporarily into the share register no later than April 4, 2006, in order to be entitled to participate in the Meeting. The shareholder was requested to inform the nominee well before April 4, 2006, when such registration had to have been affected. Please observe that this procedure may also be applicable for shareholders who are using a custody account with a bank and/or trading via the Internet. The personal data that Ericsson receives with the notice of attendance was computer processed for the purpose of the general meeting of shareholders 2006 only.

NOTICE OF ATTENDANCE IN THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

In addition to the requirements listed above, shareholders had to give notice of attendance no later than at 4 p.m. April 4, 2006, at the Company’s web site www.ericsson.com/investors, at telephone no.: +46 8 775 01 99 between 10 a.m. and 4 p.m., at fax no.: +46 8 775 80 18, or by post to:

Telefonaktiebolaget LM Ericsson

Group Function Legal Affairs

Box 47021

SE-100 74 Stockholm

Sweden

PROXY

Shareholders who were represented by proxy had to issue a power of attorney for the representative. To a power of attorney issued by a legal entity, a copy of the certificate of registration of the legal entity had to be attached. The documents could not be older than one year. In order to facilitate the registration at the Meeting, powers of attorney in its original, certificates of registration and other documents of authority should have been sent to the Company at the address above so as to be available by Friday, April 7, 2006.

DIVIDEND

The Board of Directors has decided to propose the Annual General Meeting of Shareholders to resolve on a dividend of SEK 0.45 per share for the year 2005 and April 13, 2006 as record day for dividend. The Annual General Meeting of Shareholders approved the resolution.

FINANCIAL INFORMATION FROM ERICSSON

•	Interim report January—March 2006: April 21, 2006

•	Interim report January—June 2006: July 21, 2006

•	Interim report January—September 2006: October 19, 2006

•	Full year report January—December 2006: January/February, 2007

•	Annual report and Form 20-F for the US market 2006: March, 2007

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Annual reports and financial reports can be downloaded or ordered on our web site: www.ericsson.com/investors or ordered via e-mail or mail.

For printed publications, contact:

Stromberg Distribution i HuddingeAB

SE- 120 88 STOCKHOLM

Sweden

Phone: +46 8 449 89 57

E-mail: ericsson@strd.se

In the United States, Ericsson Transfer Agent Citibank:

Citibank Shareholder Services

Registered holders: +1 877 881 5969

Interested investors: +1 800 808 8010

E-mail: ericsson@shareholders-online.com

www.citibank.com/adr

Ordering a hard copy of the Annual Report:

http://www.sccorp.com/annualreport/ericsson.htm

Phone toll free:+1 866 216 0460

Contact information:

Investor Relations for Europe, Middle East, Africa and AsiaPacific:

Telefonaktiebolaget LM Ericsson

SE-164 83 Stockholm

Sweden

Telephone: +46 8 719 00 00

E-mail: investor.relations.se@ericsson.com

Investor Relations for the Americas:

Ericsson

The Grace Building

1114 Ave of the Americas, Suite #3410

New York, NY 10036

USA

Telephone: +1 212 685 4030

E-mail: investor.relations@ericsson.com

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

CORPORATE GOVERNANCE REPORT 2005

INTRODUCTION

We are committed to meeting high standards of corporate governance within the legal and regulatory frameworks that we are subject to. Our internal rules for ethical behavior and other important rules for business conduct have long since been established for all directors and employees through our group steering policies and directives. We believe our management controls and procedures are generally in line with best practices, although we continuously seek ways to make our corporate governance even more effective and reliable.

We need the support and commitment of all our employees in order to continue to adhere to high standards of corporate governance and to maintain Ericsson’s reputation for integrity and good corporate citizenship. Professionalism, respect and perseverance are our core values, which define how we treat each other, our customers and our business partners. Our core values are the cornerstones of our ways of working and prerequisites for true market leadership.

Our Code of Business Ethics and Conduct summarizes the policies and directives which we expect all directors and employees of the Ericsson group to follow. The fundamental purpose of the Code of Business Ethics and Conduct is to reaffirm our commitment to a high level of integrity in the conduct of business. As part of our commitment to meeting high corporate governance standards, we hold corporate governance workshops for executives.

The Code of Business Ethics and Conduct, which has been translated into more than twenty languages and communicated to all employees around the globe, has contributed to a higher awareness of the importance of high ethical standards.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

All employees are required to periodically review the Code of Business Ethics and Conduct and must acknowledge that they have understood and agree to comply with the principles outlined therein. Our Code of Business Ethics and Conduct satisfies the applicable requirements of the Sarbanes-Oxley Act of 2002 and NASDAQ. The Code can be found at:

www.ericsson.com/ericsson/corpinfo/doc/code_business_ethics.pdf. Information on our website does not form part of this document.

We comply with the listing requirements of the stock exchanges we are listed on, that is Stockholm Stock Exchange, the London Stock Exchange and NASDAQ. We also satisfy the applicable NASDAQ corporate governance requirements, subject to a few exemptions principally reflecting mandatory Swedish legal requirements. These exemptions have been granted by NASDAQ and are explained under “NASDAQ Corporate Governance Exemptions” below. We also comply with the applicable requirements of the Sarbanes-Oxley Act; including the certification of our Annual Report on the SEC’s Form 20-F by the Chief Executive Officer and Chief Financial Officer.

The Swedish Code of Corporate Governance

Further, Ericsson applies the Swedish Code of Corporate Governance, which is part of the Stockholm Stock Exchange’s listing requirements. To ensure Ericsson’s compliance with the Code, our group steering documents and procedures have been evaluated and adapted to reflect also the requirements of the Code.

The Board of Directors has issued an Internal Control Report. In accordance with a statement from the Swedish Corporate Governance Board dated 15 December 2005, the 2005 Internal Control Report has not been examined by the auditors and the report has been limited to describing how the internal controls are organized. Consequently, the report does not include a statement as to the effectiveness of the internal controls regarding the financial reporting. The Company is in the process of implementation of detailed controls, documentation and testing procedures based on the COSO framework for internal control, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), to ensure compliance with the Sarbanes-Oxley Act, Section 404 as from 2006, and when submitting the report for 2006 it will be possible to make an assessment on a consistent basis in accordance with an established framework.

The corporate governance, direction and management of Ericsson is described in this Corporate Governance Report, including information on how the Code of Corporate Governance has been applied and information on how the Board of Directors ensures the quality of the financial reports and communicates with the Company’s auditors.

The auditors have not reviewed Ericsson’s 2005 Corporate Governance Report.

MEETINGS WITH THE SHAREHOLDERS

In accordance with the Swedish Companies Act and Ericsson’s Articles of Association, shareholders who exercise their voting rights at the Annual General Meeting determine the composition of the Board of Directors and all other issues voted on at General Meetings of Shareholders.

At General Meetings of Shareholders each Class A-share carries one vote, each Class B-share one tenth of one vote and each Class C-share one thousandth of one vote. For more information on the shares of Ericsson, please see “Share Information”.

The Annual General Meeting shall be held within six months after the end of the financial year and is normally held at the end of March or beginning of April. In accordance with the Articles of Association, the General Meetings of Shareholders are held in Stockholm.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

A shareholder may attend and vote at the meeting in person or by proxy. Proxies are not valid for more than a year from the date of issuance. We publish notices to attend Annual and Extraordinary Meetings of Shareholders. In such notices we provide information about the agenda for the meeting as well as information on how to notify us of attendance. In accordance with our Articles of Association, such notices are published in Svenska Dagbladet, Dagens Nyheter and Postoch Inrikes Tidningar. Notices are also published at the Company’s website.

Under the Swedish Companies Act, resolutions at General Meetings of Shareholders are normally passed by simple majority. However, the Act requires special quorums and majorities in certain cases.

The Annual General Meeting offers shareholders the opportunity to raise questions regarding the Company and the results of the year under review. The members of the Board of Directors, the executive management as well as the external auditors are normally all present to answer such questions.

Shareholders and other interested parties may communicate directly with the Board of Directors or executive management independent of the Annual General Meeting. All communications should be in writing directed to the Board of Directors’ Secretariat. The sender should indicate in the address whether the communication is intended for the entire Board of Directors, an individual director or any of the management team members. For contact details of the Board of Directors’ Secretariat, please see the Company’s website: www.ericsson. com/ericsson/corpinfo/corp_governance/agm/index.shtml. Information on our website does not form part of this document.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOMINATION COMMITTEE

Members

The Nomination Committee, elected by the 2005 Annual General Meeting, consists of Björn Svedberg (Chairman of the Committee, Investor), Bengt Belfrage (Nordea Fonder), Christer Elmehagen (AMF Pension), Curt Källströmer (Handelsbankens Pensionsstiftelse, Pensionskassa and Personalstiftelse), and Michael Treschow (Chairman of the Board of Ericsson).

The tasks of the Nomination Committee

The main task of the Nomination Committee is to propose candidates for election to the Board of Directors including the Chairman and the Deputy Chairmen of the Board, and, where applicable, candidates for election of auditors. In addition, the Nomination Committee is to propose a candidate for election of Chairman of the General Meeting of Shareholders. The Nomination Committee also prepares proposals concerning directors’ fees to directors not employed by Ericsson, auditors’ fees and remuneration to the members of the Nomination Committee (if any), which fees are presented at the Annual General Meeting for resolution. The directors’ fees are presented in “Notes to the Consolidated Financial Statements—Note C29, Information Regarding Employees, Members of the Board of Directors and Management”.

Recommendations to the Nomination Committee may be submitted to the Nomination Committee by e-mail or by postal mail to the addresses indicated at the Company’s website: www.ericsson.com/ericsson/corpinfo/corp_governance/agm/index.shtml. Information on our website does not form part of this document.

The tasks of the Nomination Committee have been resolved by the Annual General Meeting of the shareholders. The 2005 Annual General Meeting resolved that the Company should reimburse fair costs reasonably related to the performance of the Nomination Committee’s assignment and that the Nomination Committee should not receive any remuneration.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

It follows from the Swedish Code of Corporate Governance that, when nominating persons for election to the Board of Directors, the Nomination Committee is to determine whether, in its view, the persons nominated for election are considered to be independent of the company and its senior management as well as of major shareholders in the company.

BOARD OF DIRECTORS

General

According to Ericsson’s Articles of Association, the Board of Directors shall consist of a minimum of five directors and a maximum of twelve directors, with no more than six deputies. The directors shall be elected each year at the Annual General Meeting for the period up to and including the following Annual General Meeting. A director may serve any number of consecutive terms but is elected for one year at a time.

In addition, under Swedish law, unions have a right to appoint three directors and their deputies to the Ericsson Board of Directors.

The Board of Directors is ultimately responsible for the organization of the Company and the management of the Company’s operations. The President and CEO is charged with the day-to-day management of the Company in accordance with guidelines and instructions provided by the Board of Directors. The President and CEO shall ensure that the Board regularly receives reports regarding the development of the business of the Group, such as the development of the results, financial position and liquidity as well as information regarding events of importance to the Group.

According to the Swedish Companies Act, a member of the Board of Directors and the President and CEO may not participate in decisions regarding agreements between the individual concerned and the Company. Nor may a member of the Board of Directors or the President and CEO participate in decisions regarding agreements

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

between the Company and third parties where the individual concerned has a material interest in the matter, which may conflict with the interests of the Company, or regarding agreements between the Company and a legal entity, which the individual concerned may represent, either individually or together with any other person. Further, the Audit Committee has implemented a procedure for the approval of related party transactions in accordance with NASDAQ’s corporate governance rules.

The Annual General Meeting decides on compensation for the Directors of the Board elected by the Annual General Meeting who are not employees of the Company.

Work of the Board of Directors

The Board schedules at least six meetings each year and in 2005, twelve Board meetings were held. With very few exceptions, the Directors participate in all of the Board of Directors’ meetings and are, to the extent possible, also present at the General Meetings of Shareholders. The Directors’ attendance at Board of Directors’ meetings and Committee meetings during 2005 is reflected in the table “Directors’ attendance.”

Training sessions are scheduled on a revolving basis, normally twice a year, in order to enhance the Directors’ knowledge of the operations of the Group. In addition, specific training sessions are scheduled if and when appropriate and in particular for newly elected Directors. The training session in October 2005 mainly covered sales, processes and procedures including pricing.

Certain matters addressed by the Board during 2005 include:

•	Continued focus on development of operational excellence.

•	Resolution to enter into an agreement with Marconi Corporation plc to acquire strategic parts of Marconi’s telecommunications business.

•	Three Board Meetings have been dedicated to strategy discussions, including discussion on development of “next generation” converged networks.

•	Resolution to acquire Axxessit AsA and Netspira Networks, S.L. to expand the product portfolio.

•	Intellectual property strategy.

•	Capital structure strategy.

•	Enhancement of enterprise risk management model based on the COSO framework.

•	Corporate governance, including adoption and implementation of various corporate governance rules applicable to the Company.

•	Optimization of production resources.

•	Large managed service contracts in Europe.

The Board and its Audit Committee meet with the external auditors on a regular basis. The Board normally meets with the auditors twice a year and at least once without the President and CEO or any other person from management being present. The Audit Committee meets with the auditors at the Audit Committee meetings. During 2005, the auditors were represented at all Audit Committee meetings, except for one meeting per capsulam regarding approval of a related party transaction. The auditors present their observations from the audit of the annual report as well as their reviews of interim reports and internal controls.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

DIRECTORS’ ATTENDANCE

	Board meetings		Audit Committee meetings		Finance Committee meetings		Remuneration Committee meetings
	Attended	Possible	Attended	Possible	Attended	Possible	Attended	Possible
Michael Treschow	12	12	—	—	13	13	8	8
Arne Mårtensson	12	12	—	—	13	13	—	—
Marcus Wallenberg	12	12	—	—	13	13	—	—
Peter L. Bonfield	12	12	8	8	—	—	—	—
Sverker Martin-Löf	12	12	8	8	—	—	—	—
Eckhard Pfeiffer	12	12	7	8	—	—	—	—
Nancy McKinstry	11	12	—	—	—	—	7	8
Carl-Henric Svanberg	12	12	—	—	—	—	—	—
Ulf J. Johansson	8	8	—	—	—	—	6	6
Lena Torell	4	4	—	—	—	—	2	2
Jan Hedlund	12	12	8	8	—	—	—	—
Per Lindh	12	12	—	—	—	—	8	8
Torbjörn Nyman	12	12	—	—	13	13	—	—
Monica Bergström	12	12	—	—	—	—	—	—
Anna Guldstrand	11	12	—	—	—	—	—	—
Arne Löfving	12	12	—	—	—	—	—	—

Work Procedure

The Board of Directors has established its work procedure in accordance with the requirements of the Swedish Companies Act. Through the work procedure, the Board designates how various tasks will be distributed among the Board and its Committees as well as between the Board, its Committees and the President and CEO. The work procedure is reviewed, evaluated and adopted by the Board whenever necessary, but at least once a year. The work of the Committees is principally of a preparatory character, i.e. the Committees prepare matters for final resolution by the Board. However, the Board has authorized each Committee to decide on certain issues in limited areas and may also provide extended authorization to a Committee to decide on specific matters. The Board of Directors as well as each of the Committees have the right to engage external expertise in general or in respect of specific matters, if and to the extent required or deemed appropriate.

Committees of the Board

The Board of Directors has established three Committees, i.e. the Audit, the Finance and the Remuneration Committees. The Board appoints Committee members from among its members.

The Audit Committee

General

The Audit Committee assists the Board in monitoring the integrity of the financial statements, the compliance with legal and regulatory requirements, the qualification, independence and performance of our external auditors and the effectiveness of our systems of internal controls for financial reporting.

The Audit Committee is primarily responsible for reviewing annual and interim financial reports, overseeing the external audit process, including audit fees and the internal audit function, and resolving matters arising during the course of reviews and audits. However, the Audit Committee itself does not perform audit work. The Company has an internal audit function, which reports to the Audit Committee and performs independent audits.

Pursuant to the Board’s work procedure, the Audit Committee reviews the audited financial statements with management and the external auditors, including conformity with generally accepted accounting principles. The Audit Committee also reviews with management the reasonableness of significant estimates and judgments made

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

in preparing the financial statements, as well as the quality of the disclosures in the financial statements. In addition, the Audit Committee reviews matters arising from reviews and audits performed. The Audit Committee has implemented approval procedures for audit and other services performed by the external auditors in order to safeguard the auditors’ independence from the management and the Company. Further details about these procedures are provided under “Audit Committee Pre-approval Policies and Procedures.”

In addition, the Audit Committee has implemented a pre-approval process for transactions with related parties and a procedure for the reporting of suspected violations, for example violations in relation to accounting, internal accounting controls and auditing matters; a so called whistle-blower procedure. Ericsson’s Group Security and Risk Management function reviews and investigates reported suspected violations and, when necessary, the reported suspected violations are investigated together with the relevant Group Function. The Group Security and Risk Management function summarizes suspected violations in reports including information on the relevant matter, the measures taken with respect to the matter, the responsible Group Function and information on current status. The reports are presented at each regular Audit Committee meeting. The Audit Committee has appointed an external expert advisor, Mr. Peter Markborn, to assist and advise the Committee.

Members of the Audit Committee

The Audit Committee consists of four members appointed by the Board from among its members. Membership during 2005 included Sverker Martin-Löf (Chairman of the Committee), Sir Peter L. Bonfield, Jan Hedlund and Eckhard Pfeiffer.

Members of the Audit Committee must be independent from the operational management, financially literate and familiar with the accounting practices of an international company comparable to Ericsson. At least one member must be an audit committee financial expert. The Board of Directors has determined that each of Sverker Martin-Löf, Sir Peter L. Bonfield and Eckhard Pfeiffer satisfy these requirements.

The work of the Audit Committee

The Audit Committee held eight meetings during 2005 and the Directors’ attendance at the meetings is reflected in the table “Directors’ attendance.” The work of the Audit Committee during the year included review of financial reports, the scope and execution of audits performed, the independence of the external auditors, the internal audit function and audit fees as well as the progress of the recent conversion to IFRS reporting as from January 1, 2005. The Audit Committee together with the external auditors reviewed each interim report prior to publishing. The Committee has continuously followed the development of the rules and regulations of the Sarbanes-Oxley Act of 2002 and the Swedish Code of Corporate Governance and the Company’s implementation of the said rules and regulations. Certain services other than audits have been approved by the Audit Committee under the pre-approval policies and procedures. Further, the Audit Committee has approved certain related-party transactions in accordance with the pre-approval process implemented by the Committee.

The Finance Committee

General

The Finance Committee is primarily responsible for handling matters regarding acquisitions and divestments, capital contributions to companies inside and outside the Ericsson group, raising of loans, issuances of guarantees and similar undertakings and approvals of financing support to customers, as well as continuously monitoring the group’s financial risk exposure. The Finance Committee has been authorized by the Board of Directors to decide, with power to delegate power to decide, on certain matters of the Board including direct or indirect financing, provision of credits and the granting of security and guarantees and certain investments, divestments and financial commitments.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Members of the Finance Committee

The Finance Committee consists of four members appointed by the Board from among its members. Membership during 2005 included Marcus Wallenberg (Chairman of the Committee), Arne Mårtensson, Torbjörn Nyman and Michael Treschow.

Work of the Finance Committee

The Finance Committee held thirteen meetings during the year and the Directors’ attendance at the meetings is reflected in the table “Directors’ attendance.” The Committee resolved issues regarding customer financing, guarantees, credit facility arrangements, conditional shareholders’ contributions, acquisitions and divestments. After authorization from the Board, the Committee resolved to appoint Hans Ragnemalm member of the Board of Trustees of the Company’s Pension Trust. The Finance Committee also monitored the financial risk exposure and risk limits and reviewed the reporting to the Committee in this respect.

The Remuneration Committee

General

The Remuneration Committee is primarily responsible for reviewing and preparing for resolution by the Board of Directors proposals on salary and other remuneration, including retirement compensation, to the President and CEO. The Remuneration Committee has been given authority to approve proposals on salary and other remuneration, including retirement compensation for the Executive Vice Presidents and other managers reporting directly to the President and CEO.

In addition, the Committee is responsible for strategies and general guidelines with respect to employee compensation, including incentive plans and retirement compensation.

At the beginning of each year, the Committee approves any variable pay to be made from the previous year’s plan and prepares for resolution by the Board any long-term incentive plan prior to being presented at a meeting of shareholders.

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

The Committee schedules a meeting during the fall of each year entirely dedicated to long-term incentive plans to be presented to the shareholders the following year.

At the end of the year, the Committee reviews salary survey data to approve any increase of base pay for the following year for executives. Increases, if any, are effective from the following January. The Remuneration Committee also prepares for resolution by the Board the targets for variable pay for the following year.

Members of the Remuneration Committee

The Remuneration Committee consists of four members appointed by the Board from among its members. Membership during 2005 included Michael Treschow (Chairman of the Committee), Nancy McKinstry, Per Lindh, Lena Torell and Ulf J. Johansson. Ulf J. Johansson has been a member since the Annual General Meeting 2005 when he replaced Lena Torell, who was a member of the Remuneration Committee until the Annual General Meeting 2005.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Work of the Remuneration Committee

The Remuneration Committee held eight meetings during 2005 and the Directors’ attendance at the meetings is reflected in the table “Directors’ attendance.” The Committee reviewed and prepared for the Board a proposal for a long-term incentive plan, which was resolved by the 2005 Annual General Meeting. The Committee approved a structure for variable pay for the Group Management Team and the Extended Management Team. The Committee has assigned an independent remuneration expert, Mr. Gerrit Aronson, to help in obtaining an independent opinion and advice on remuneration issues, including the pension benefits of the President and CEO. The Committee also approved proposals for salaries and incentive pay for 2005. For further information on compensation, fixed and variable pay, please see “Notes to the Consolidated Financial Statements—Note C29, Information Regarding Employees, Members of the Board of Directors and Management”.

Remuneration of the Board

In accordance with the proposal of the Nomination Committee, the Annual General Meeting of shareholders resolved on April 6, 2005, that the directors’ fees should total SEK 8.8 million and that the directors’ fees should be distributed among the members of the Board elected by the Annual General Meeting who are not employees of the Company as follows:

•	The Chairman SEK 3 million;

•	The Deputy Chairmen and the other Directors SEK 600,000 each;

•	The Chairman of the Audit Committee SEK 350,000 and the other Audit Committee members SEK 250,000 each;

•	The members of the Finance Committee and the Remuneration Committee SEK 125,000 each.

Review/self-evaluation

The Chairman of the Board is responsible for annually initiating and leading a thorough evaluation of the Board work and the Board procedure. The evaluation process may include written questionnaires, as well as interviews and discussions. During 2005, the Chairman of the Board had individual discussions with each Member of the Board of Directors regarding the work procedure and the evaluation of the Board work. In addition, all Directors have answered a written questionnaire. The Chairman and the President and CEO are not present when their respective performance is evaluated.

MEMBERS OF THE BOARD

Our Board of Directors consists of nine Directors elected by the shareholders at the Annual General Meeting for the period until the close of the next Annual General Meeting, and three employee representatives, each with a deputy, appointed by the respective trade union. The Chairman of the Board is elected by the Annual General Meeting. The President and CEO of the Company may be elected director, as is the case at present. However, the Swedish Companies Act prohibits the President of a public company to be elected Chairman of the Board.

Michael Treschow, Director (since 2002)

Chairman of the Board of Directors. Chairman of the Remuneration Committee and member of the Finance Committee and the Nomination Committee.

Chairman of the Confederation of Swedish Enterprise and Chairman of the Board of Directors of AB Electrolux. Member of the Board of Directors of ABB Ltd and B-Business Partners. Member of the Royal Academy of Engineering Sciences.

Master of Science degree from the Institute of Technology in Lund, Sweden.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Prior to his position as Chairman of the Board of Directors, Michael Treschow was the President and CEO of the Electrolux Group, a position to which he was appointed in 1997. Before joining Electrolux, Michael Treschow was President and CEO of Atlas CopcoAB. Earlier positions mainly include positions with Atlas Copco.

Arne Mårtensson, Director (since 2003)

Deputy Chairman of the Board of Directors and member of the Finance Committee.

Chairman of the Advisory Board of Stockholm School of Economics and Chairman of the Board of Directors of Svenska Handelsbanken. Member of the Board of Directors of Holmen, Industrivärden, Sandvik, Skanska and V&S Vin & Sprit. Member of the International Business Council of the World Economic Forum.

Econ Dr. h c. Graduate from Stockholm School of Economics and PMD, Harvard Business School, USA.

Arne Mårtensson has previously been President and Group Chief Executive of Svenska Handelsbanken and Executive Vice President and head of Svenska Handelsbanken, Regional Unit Western Sweden. Earlier positions include positions with Handelsbanken.

Arne Mårtensson has declined re-election at the Annual General Meeting 2006.

Marcus Wallenberg, Director (since 1996)

Deputy Chairman of the Board of Directors and Chairman of the Finance Committee.

Chairman of the Board of Directors of Skandinaviska Enskilda Banken. Deputy Chairman of the Board of ICC (International Chamber of Commerce) and Saab. Member of the Board of Directors of AstraZeneca PLC, AB Electrolux, Stora Enso Oy and the Knut and Alice Wallenberg Foundation.

Bachelor of Science of Foreign Service degree from Georgetown University, Washington D.C., USA.

In 1993 Marcus Wallenberg was employed by Investor AB as Executive Vice President and he was the President and CEO of the company between 1999 and 2005. Before joining Investor AB, Marcus Wallenberg was a Director of Stora Feldmühle AG. Earlier positions include positions with Skandinaviska Enskilda Banken, Citicorp and Citibank.

Sir Peter L. Bonfield, CBE, FREng, Director (since 2002)

Member of the Audit Committee.

Vice Chairman of the Board of the British Quality Foundation. Member of the Board of Directors of AstraZeneca PLC, Mentor Graphics Inc., Sony Corporation and T.S.M.C. Member of the International Advisory Group of Citigroup and of the International Advisory Panel, University of London. Non-Executive Director of Actis Capital LLP and HMG Department for Constitutional Affairs. Senior Executive Advisor of Permira. Trustee of Cutty Sark Trust.

Honors degree in Engineering from Loughborough University, Leicestershire, UK.

From 1996 to 2002, Sir Peter L. Bonfield was CEO and Chairman of the Executive Committee of British Telecommunications plc. Before assuming this position, Sir Peter L. Bonfield was Chairman and CEO of ICL plc. Earlier positions include positions with STC plc and Texas Instruments Inc.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Sverker Martin-Löf, Director (since 1993)

Chairman of the Audit Committee.

Chairman of the Board of Directors of Skanska, Svenska Cellulosa Aktiebolaget SCA and SSAB. Vice Chairman of the Board of Directors of Industrivärden. Member of the Board of Directors of the Confederation of Swedish Enterprise and Svenska Handelsbanken.

Doctor of Technology and Master of Engineering degree from the Royal Institute of Technology, Stockholm, Sweden. Honorary Doctor at Mid-Sweden University, Sweden.

Sverker Martin-Löf was employed by Svenska Cellulosa Aktiebolaget SCA from 1977 to 1983 and again from 1986 to 2002. From 1990 to 2002, Sverker Martin-Löf was the President and CEO of Svenska Cellulosa Aktiebolaget SCA. Earlier positions include positions with Sunds Defibrator and Mo och Domsjö AB.

Eckhard Pfeiffer, Director (since 2000)

Member of the Audit Committee.

Chairman of the Board of Directors of Accoona Corporation. Member of the Board of Directors of General Motors Corporation and Syntek Capital AG. Board Advisor to Hitachi Data Systems. Member of the Advisory Board of Deutsche Bank and the Advisory Council of University of Houston College of Natural Sciences and Mathematics.

Master of Business Administration (MBA) degree from Southern Methodist University, Dallas, Texas, USA. Honorary Doctor of Engineering degree from the Stevens Institute of Technology, New Jersey, USA.

Eckhard Pfeiffer was President and CEO of Compaq Computer Corporation from 1991 to 1999. Prior to this, Eckhard Pfeiffer held other management positions with Compaq. Before joining Compaq in 1983 he spent nineteen years with Texas Instruments.

BOARD OF DIRECTORS

Name	Member since	Age	Position	Number of Class A shares	Number of Class B shares2)	Options3)
Michael Treschow	2002	62	Chairman	—	820,000	—
Arne Mårtensson1)	2003	54	Deputy Chairman	—	13,400	—
Marcus Wallenberg	1996	49	Deputy Chairman	—	704,000	—
Peter L. Bonfield	2002	61	Director	—	—	—
Sverker Martin-Löf1)	1993	62	Director	—	52,000	—
Eckhard Pfeiffer	2000	64	Director	—	30,400	—
Nancy McKinstry	2004	46	Director	—	—	—
Carl-Henric Svanberg	2003	53	Director & CEO	—	15,635,599	—
Ulf J. Johansson	2005	60	Director	—	2,176	—
Jan Hedlund	1994	59	Employee Representative	—	1,497	—
Per Lindh	1995	48	Employee Representative	—	203	—
Torbjörn Nyman	2004	44	Employee Representative	—	7,612	—
Monica Bergström	1998	44	Deputy Employee Representative	—	2,848	—
Anna Guldstrand	2004	41	Deputy Employee Representative	—	3,986	900
Arne Löfving	2003	52	Deputy Employee Representative	—	6,031	—

1)	Arne Mårtensson and Sverker Martin-Löf are also Directors of Industrivärden. Industrivärden is one of Ericsson’s largest shareholders, based on voting rights.
2)	In accordance with the Code of Corporate Governance, the number of Class B shares includes holding by related natural and legal persons. Details available at www.fi.se.
3)	Number of Class B shares assuming full exercise of options under applicable plan (including holding of options by related natural and legal persons in accordance with the Code of Corporate Governance).

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Nancy McKinstry, Director (since 2004)

Member of the Remuneration Committee.

CEO and Chairman of the Executive Board of Wolters Kluwer n.v. Member of the Board of Directors of MortgageIT, Inc. Member of the Advisory Council of ABN AMRO Holding n.v. and the Advisory Council of the University of Rhode Island. Member of the Board of Directors of the American Chamber of Commerce in the Netherlands and Tias Business School.

Master of Business Administration (MBA) degree in Finance and Marketing from Columbia University, New York, USA, and a bachelor’s degree (BA) in Economics from the University of Rhode Island, Kingston, Rhode Island.

Currently Nancy McKinstry is CEO and Chairman of the Executive Board of Wolters Kluwer n.v. From 2000 to 2003, Nancy McKinstry was President and CEO of Legal, Tax and Business, North America, Wolters Kluwer n.v. and a member of the Executive Board. In 1999-2000 Nancy McKinstry was CEO and President of SCP Communications. Prior to this she was President and CEO of CCH Legal Information Services from 1996 to 1999. Earlier positions include positions with CCH Incorporated, Booz, Allen & Hamilton and New England Telephone Company.

Carl-Henric Svanberg, Director (since 2003)

President and CEO of Telefonaktiebolaget LM Ericsson and member of the Board of Directors.

Member of the Board of Directors of Assa Abloy, the Confederation of Swedish Enterprise and Hexagon.

Master of Science degree from Linköping Institute of Technology, Sweden, and Bachelor of Science degree in Business Administration from Uppsala University, Sweden.

Prior to assuming his position at Ericsson, Carl-Henric Svanberg was the President and CEO of the Assa Abloy Group.

Ulf J. Johansson, Director (since 2005)

Member of the Remuneration Committee.

Chairman of the Board of Directors of AcandoFrontec AB, Eurostep Group AB, Novo A/S and Novo Nordisk Foundation. Member of the Board of Directors of Trimble Navigation Ltd. Member of the Royal Swedish Academy of Engineering Sciences.

Doctor of Technology and Master of Science in Electrical Engineering from the Royal Institute of Technology, Stockholm, Sweden.

Ulf J. Johansson is a founder of Europolitan Vodafone AB where he was the Chairman of the Board between 1990 and 2005. Earlier positions include President and CEO of Spectra-Physics and Executive Vice President of Ericsson Radio System AB.

Jan Hedlund, Director (since 1994)

Member of the Audit Committee. Employee representative.

Appointed by the union Svenska Metallindustriarbetareförbundet.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Per Lindh, Director (since 1995)

Member of the Remuneration Committee. Employee representative.

Appointed by the union Sif.

Torbjörn Nyman, Director (since 2004)

Member of the Finance Committee. Employee representative.

Appointed by the union CF.

Monica Bergström, Deputy Director (since 1998)

Employee representative.

Appointed by the union Sif.

Anna Guldstrand, Deputy Director (since 2004)

Employee Representative

Appointed by the union CF.

Arne Löfving, Deputy Director (since 2003)

Employee representative.

Appointed by the union Svenska Metallindustriarbetareförbundet of which he is Deputy Chairman of the Gothenburg division. Arne Löfving is employee representative of the Board of Ericsson Microwave Systems.

At the Annual General Meeting on April 6, 2005, Ulf J. Johansson replaced Lena Torell as member of the Board. Lena Torell had been a member of the Board since 2002.

Carl-Henric Svanberg is the only Director who holds an operational management position at Ericsson. No Director has been elected pursuant to an arrangement or understanding with any major shareholder, customer, supplier or other person.

COMPANY MANAGEMENT

Operational Units

Our operations are carried out in three business segments; Systems, Phones and Other operations. The largest segment, Systems, is organized in business units that are responsible for the provision of products and services, and market units that are responsible for marketing, sales, and customer support. For more information regarding our business segments, please see “Information on the Company”. A significant amount of authority and responsibility for tasks pertaining to daily operations is assigned to the management of our various operating units. Governance of our operating units is carried out by steering committees, with members who are representatives of the Group Management Team, the Extended Management Team and the management of the particular operating unit.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Group Functions

A number of Group Functions perform tasks pertaining to certain groupwide matters that are not naturally referable to a specific operational unit: Communications, Finance, Human Resources and Organization, Legal Affairs, Operational Excellence, Research & Development, Sales & Marketing and Strategy & Product Management.

Their responsibilities include the formulation of the Group’s strategy, issuing of policies and directives, business control, resource allocation and risk management. In addition, Group Functions are responsible for the consolidation and reporting of financial performance, financing and cash management, legal issues, communication with various stakeholders including employees, investors, press and media as well as coordination and administration of a number of Group-wide issues. Other important Group-wide matters, such as Corporate Responsibility, are managed by Group Functions in conjunction with a network of experts from various parts of the Company.

The President and Chief Executive Officer—Operational Management

The Board of Directors appoints the President and CEO and the Executive Vice Presidents. Management of day-to-day operations is the responsibility of the President and CEO and the Group Management Team consisting of, apart from the President and CEO, the Chief Financial Officer, the Chief Technology Officer and head of Research & Development, the heads of Group Functions and the heads of Business Units Access, Systems, Global Services and Transmission and Transport Networks.

Compensation policies, other terms of employment for senior management and outstanding incentive schemes for senior management are described in “Notes to the Consolidated Financial Statements—Note C29, Information Regarding Employees, Members of the Board of Directors and Management”.

Carl-Henric Svanberg

President and CEO and member of the Board of Directors (since April 2003).

Member of the Board of Directors of Assa Abloy, the Confederation of Swedish Enterprise and Hexagon.

Master of Science degree from Linkoping Institute of Technology, Sweden, and Bachelor of Science degree in Business Administration from Uppsala University, Sweden.

Prior to assuming his position at Ericsson, Carl-Henric Svanberg was the President and CEO of the Assa Abloy Group.

Karl-Henrik Sundstrom

Executive Vice President and Chief Financial Officer and head of Group Function Finance (since April 2003).

Bachelor degree in Finance from Uppsala University, Sweden, and Advanced Management Program, Harvard Business School, USA.

Prior to assuming his position as above, Karl-Henrik Sundstrom was head of Business Unit Global Services.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

GROUP MANAGEMENT TEAM

Name	Appointed year	Age	Position	Number of Class A shares	Number of Class B shares
Carl-Henric Svanberg	2003	53	President & CEO	—	15,635,599[1]	)

Karl-Henrik Sundstrom	2003	45	Executive Vice President & CFO and Head of Group Function Finance	—	20,472

Kurt Jofs	2004	47	Executive Vice President and Head of Business Unit Access	—	216,714

Bert Nordberg	2004	49	Executive Vice President and Head of Group Function Sales & Marketing	—	31,794

Bjorn Olsson	2004	49	Executive Vice President and Head of Business Unit Systems	—	24,298

Carl Olof Blomqvist	1999	54	General Counsel and Head of Group Function Legal Affairs	6,080	28,633

Joakim Westh	2004	44	Head of Group Function Operational Excellence	—	107,941

Marita Hellberg	2003	50	Head of Group Function Human Resources & Organization	—	35,755

Torbjorn Nilsson	1998	52	Head of Group Function Strategy & Product Management	—	62,127

Henry Stenson	2002	50	Head of Group Function Communications	—	19,533

Håkan Eriksson	2004	44	Chief Technology Officer and Head of Research & Development	—	11,313

Hans Vestberg	2005	40	Executive Vice President and Head of Business Unit Global Services	—	20,241

Sivert Bergman	2006	59	Head of Business Unit Transmission & Transport Networks	—	4,825

Options and matching rights are reported in Notes to the Consolidated Financial Statements—Note C29, Information Regarding Employees, Members of the Board of Directors and Management.

1)	In accordance with the Code of Corporate Governance, the number of Class B shares includes holding by related natural and legal persons. Details available at www.fi.se.

Kurt Jofs

Executive Vice President and head of Business Unit Access (since January 2004).

Board member of ATEA and Chairman of the Board of Peoples Travel Group.

Master of Science degree, Royal Institute of Technology in Stockholm, Sweden.

Prior to assuming his position as above, Kurt Jofs has held senior management positions in, among others, Linjebuss and ABB Ventilation Products.

Bert Nordberg

Executive Vice President and head of Group Function Sales & Marketing (since January 2004).

Bachelor degree in Electronic Engineering, Malmö, Sweden, and Engineer in the Marines, Berga, Sweden, and university courses in International Management, Marketing and Finance, Insead University, France.

Prior to assuming his position as above, Bert Nordberg was head of Business Unit Systems.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Björn Olsson

Executive Vice President and head of Business Unit Systems (since January 2004).

Master of Science degree in Industrial Engineering and Management, Linköping Institute of Technology, Sweden.

Prior to assuming his position as above, Björn Olsson was Chief Information Officer.

Carl Olof Blomqvist

Senior Vice President, general counsel and head of Group Function Legal Affairs (since May 1999).

Master of Laws, LLM, University of Uppsala, Sweden.

Prior to assuming his position as above, Carl Olof Blomqvist was a partner of Mannheimer Swartling law firm.

Håkan Eriksson

Senior Vice President and Chief Technology Officer and head of Group Function Research & Development (since January 2004).

Master of Science degree in Electrical Engineering, Linköping Institute of Technology, Sweden.

Prior to assuming his position as above, Håkan Eriksson was Vice President and head of Research & Development.

Marita Hellberg

Senior Vice President and head of Group Function Human Resources & Organization (since September 2003).

Bachelor degree in Social Studies, University of Stockholm, Sweden, and Advanced Management Program, Cedep, France.

Prior to assuming her position as above, Marita Hellberg was Senior Vice President of Human Resources of NCC Group.

Torbjörn Nilsson

Senior Vice President (since October 1998) and head of Group Function Strategy & Product Management.

Master of Science degree, Lund’s University, Sweden, and Master of Business Administration, University of Stockholm, Sweden.

Prior to assuming his position as above, Torbjörn Nilsson was head of Group Function Marketing & Strategic Business Development.

Henry Sténson

Senior Vice President and head of Group Function Communications (since May 2002).

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Studied law, sociology and political science, Linköping University, Sweden, and at the Swedish War Academy, Karlberg, Stockholm, Sweden.

Prior to assuming his position as above, Henry Sténson was head of SAS Group Communication, SAS AB.

Hans Vestberg

Executive Vice President and head of Business Unit Global Services (since February 2005).

Bachelor of Business Administration degree, University of Uppsala, Sweden.

Prior to assuming his position as above, Hans Vestberg was Senior vice President and head of Business Unit Global Services (since January 2004) and prior to assuming that position, Hans Vestberg was head of Market Unit Mexico.

Joakim Westh

Senior Vice President and head of Group Function Operational Excellence (since December 2004).

Chairman of the Board of Directors of Absolent AB and member of the Board of Directors of VKR Holding A/S.

Master of Science degree, Royal Institute of Technology, Stockholm, Sweden, and Master of Science degree within Aeronautics & Astronautics, MIT, Boston, USA.

Prior to assuming his position as above, Joakim Westh was head of J. Westh Företagsutveckling AB and before that, Joakim Westh held various senior management positions within Assa Abloy.

Sivert Bergman

Senior Vice President (since January 1, 2006) and head of Business Unit Transmission and Transport Networks (since 2002).

Bachelor degree of electric engineering complemented with studies in mathematics, Trollhättan, Sweden.

Prior to assuming his position in 2002, Sivert Bergman was Research and Development Manager for transmission activities and head of Business Unit Transmission Solutions.

During 2005, the officer below was also a member of the Group Management Team of the Company:

Mats Granryd

Former Senior Vice President and head of Business Unit Mobile Systems CDMA,

Since July 18, 2005 Vice President and head of Market Unit India & Sri Lanka and member of the Extended Management Team.

In addition to the Group Management Team, there is an Extended Management Team consisting of the officers of the Group Management Team and:

•	Cesare Avenia, Vice President and head of Market Unit Italy and global customer account executive Telecom Italia;

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

•	Rory Buckley, Vice President and head of Market Unit North East Asia;

•	Ragnar Bäck, Chairman of the Market Units within the Central and Eastern Europe, Middle East & Africa (CEMA) regions;

•	Jan Campbell, Vice President and head of Market Unit Central Europe;

•	Sandeep Chennakeshu, President Ericsson Mobile Platforms AB;

•	Mats Granryd, Vice President and head of Market Unit India & Sri Lanka;

•	Jef Keustermans, Vice President and head of Market Unit Northern Europe;

•	Kinson Loo, Vice President and global customer account executive Hutchison;

•	Ingemar Naeve, Vice President and head of Market Unit Iberia and global customer account executive Telefonica;

•	Anders Olin, Vice President and global customer account executive Vodafone;

•	Mats Olsson, Vice President and head of Market Unit Greater China;

•	Torbjörn Possne, Vice President and global customer account executive Deutsche Telekom;

•	Angel Ruiz, Vice President and head of Market Unit North America;

•	Jan Signell, Vice President and head of Market Unit South East Asia; and

•	Gerhard Weise, Vice President and head of Market Unit Mexico.

During 2005, the officers below were also members of the Extended Management Team of the Company:

Kristian Teär

Former Vice President and head of Market Unit South East Asia.

Kristian Teär left the company on June 1, 2005.

Mats Dahlin

Former Vice President and head of Business Unit Enterprise.

Mats Dahlin left the company on April 30, 2005.

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

To ensure that the Board of Directors’ information and control requirements are fulfilled, the auditors report to the Board regarding the planning, scope and content of the annual audit. The auditors then examine the year-end financial statements and report findings, including an assessment of the accuracy and completeness of the accounts as well as adherence to appropriate accounting procedures and principles. In addition, the auditors, at least annually, provide information to the Board about assignments performed in addition to auditing services,

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

the consideration paid for such services and other circumstances of relevance for determining the auditor’s independence. For further information on the contacts between the Board and the auditors, please see “Work of the Board of Directors” above.

All our quarterly reports are subject to review by our auditors.

Statutory auditors

Peter Clemedtson

Authorized Public Accountant, PricewaterhouseCoopers.

Elected 2004 (as successor for the remaining mandate period of Carl-Eric Bohlin) until 2007.

Audit services performed in other large companies such as: Electrolux, KMT, Medivir, OMX, SEB, SinterCast.

Bo Hjalmarsson

Authorized Public Accountant, PricewaterhouseCoopers.

Elected 2003 until 2007.

Audit services performed in other large companies such as: portfolio companies to EQT, OMX, Sony Ericsson.

Thomas Thiel

Authorized Public Accountant, KPMG.

Elected 2003 until 2007.

Audit services performed in other large companies such as: Folksam, Handelsbanken, Holmen, Peab, Ratos, SKF, Swedish Match.

Deputy auditors

Jeanette Skoglund

Authorized Public Accountant, PricewaterhouseCoopers.

Elected 2003 until 2007.

Audit services performed in several large subsidiaries of global companies such as TDC Song.

Robert Barnden

Authorized Public Accountant, PricewaterhouseCoopers.

Elected 2004 (as successor for the remaining mandate period of Peter Clemedtson) until 2007.

Audit services performed in other large companies such as: AcandoFrontec, Nobia, SCA, Seco Tools, VSM Group.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Stefan Holmström

Authorized Public Accountant, KPMG.

Elected 2003 until 2007.

Audit services performed in other large companies such as: Atlas Copco, Länsförsäkringar, Posten, Swedish Meat, V&S Vin & Sprit.

Fees paid to external auditors

Ericsson paid the fees (including expenses) listed in the table in “Notes to the Consolidated Financial Statements—Note C31, Fees to auditors” for audit-related and other services.

The Audit Committee will review and pre-approve any services other than audits to be performed by the external auditors, in order to assure that the provision of such services does not impair the auditors’ independence. The scope of services other than audit services provided by the auditors during the period 2003 to 2005 is described in “Notes to the Consolidated Financial Statements—Note C31, Fees to auditors”.

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

Our Audit Committee has established pre-approval policies and procedures for other services than audits performed by the external auditors. Under these policies and procedures, proposed such services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services (“general pre-approval”); or (ii) require the specific pre-approval of the Audit Committee (“specific pre-approval”). Tax, transaction, risk management, corporate finance, attestation and accounting services and general services have received a general pre-approval of the Audit Committee, provided that the estimated fee level for the project does not exceed SEK 1 million. The Audit Committee will be informed of services rendered in compliance with this general pre-approval policy. All other audit, audit-related, tax and other services must receive specific pre-approval. The Audit Committee has delegated specific pre-approval authority to the Audit Committee Chairman for proposed services with an estimated fee level not exceeding SEK 2.5 million per project. The Chairman reports any pre-approval decisions to the Audit Committee at its next scheduled meeting. Pre-approval authority may not be delegated to management. The policies and procedures also include a list of prohibited services.

Applications to provide services that require specific approval by the Audit Committee must be made by an auditor. Such an application shall be submitted to the CFO and, if supported by the CFO, submitted by the CFO to the Audit Committee for final approval.

Disclosure Controls and Procedures

Ericsson maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed pursuant to the Securities Exchange Act of 1934, its listing agreement with Stockholm Stock Exchange and the ongoing listing requirements of the London Stock Exchange and NASDAQ is recorded, processed, summarized and reported within the time periods specified, and that such information is accumulated and communicated to the management, including the CEO and CFO, as appropriate, to allow for timely decisions

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, we have investments in certain entities that we do not control or manage. Accordingly, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our subsidiaries.

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

There have been no changes in our internal control over financial reporting identified in connection with our evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our Disclosure Policies

The purpose of our financial disclosure policies is to help achieve a fair market value for Ericsson shares through transparent, informative and consistent communications with the investment community on a fair and equal basis. Our aim is to communicate our strategy and results in such a way that shareholders and potential investors can gain sufficient understanding of how our Company works, our operational performance, what our prospects are and the risks we face that these opportunities may not be realized.

To continue to achieve these goals, we apply the following principles in our financial reporting and disclosure:

•	Transparency: our disclosure is designed to enhance understanding of the economic drivers and operational performance of our business, in order to build trust and credibility

•	Consistency: we aim to ensure that our disclosure is consistent and comparable within each reporting period and between reporting periods

•	Simplicity: we try to disclose information in as simple a manner as possible, consistent with allowing readers to gain the appropriate level of understanding of our business operations and performance

•	Relevance: we aim to avoid information overload by focusing our disclosure on what is relevant to Ericsson’s stakeholders, or as required by regulation or listing agreements

•	Timely: we utilize well established disclosure controls and procedures to ensure that all disclosures are complete, accurate and performed on a timely basis

•	Fair and equal: we publish all material information via press releases to ensure simultaneous dissemination to all market participants

•	Best practice: we strive to ensure that our disclosure is in line with industry norms, and, if possible, lead the way to improved best in class standards.

Our website (www.ericsson.com/investors) includes comprehensive information about Ericsson, including an archive of our annual and interim reports, on-demand-access to recent news and copies of presentations that senior management have given at industry conferences.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Independence requirements on the Board

The Ericsson Board of Directors is subject to a variety of independence requirements, summarized below. The Board complies with these requirements except for certain NASDAQ requirements which are contradictory to Swedish Law and for which exemption has been granted, see “NASDAQ Corporate Governance Exemptions” below.

The Stockholm Stock Exchange listing requirements

•	Not more than one person from the senior management may be a member of the board (applies also to senior management in the company’s subsidiaries).

•	A majority of the directors elected by the shareholders’ meetings (employee representatives not included) are to be independent of the company and its management. An overall assessment should be made in each case in order to consider whether a director is independent or not.

•	At least two of the directors who are independent of the company and its management shall also be independent of the company’s major shareholders and one of these directors should have experience in the requirements placed on a listed company.

The Swedish Code of Corporate Governance

Independence requirements on the board of directors (excluding employee representatives):

•	Not more than one person from the senior management may be a member of the board.

•	A majority of the directors elected by the shareholders’ meetings are to be independent of the company and its management.

•	At least two of the directors who are independent of the company and its management shall also be independent of the company’s major shareholders.

Independence requirements on the audit committee:

•	The majority of the audit committee members are to be independent of the company and senior management.

•	At least one member of the committee is to be independent of the company’s major shareholders.

•	A board member who is part of senior management may not be a member of the committee.

Independence requirements on the remuneration committee:

•	The members of the committee are to be independent of the company and the senior management.

The NASDAQ Market Place Rules

Independence requirements on the board of directors:

•	A majority of the members of the board of directors must be independent within the meaning of the NASDAQ rules.

Ericsson has obtained an exemption from NASDAQ allowing for employee representative directors to be exempt from NASDAQ’s independence requirements.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Sarbanes-Oxley Act of 2002 and corresponding NASDAQ rules

Independence requirements on the audit committee:

•	All members of the audit committee must be independent within the meaning of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 includes a specific exemption for non executive employee representatives.

NASDAQ Corporate Governance Exemptions

Pursuant to an amendment to NASDAQ’s Marketplace Rules adopted in 2005, foreign private issuers such as Ericsson may follow home country practice in lieu of certain of NASDAQ’s corporate governance requirements.

Prior to the adoption of the 2005 amendment, NASDAQ’s Marketplace Rules provided that foreign private issuers may, upon application, be exempt from certain of its corporate governance requirements when these requirements were contrary to the laws, rules or regulations, or generally accepted business practices of the issuer’s home jurisdiction.

Ericsson has received (and is entitled to continue to rely thereon under the 2005 amendment) exemptions from NASDAQ’s corporate governance requirements under the Marketplace Rules as follows:

•	from the requirement that the majority of the board consist of, and that each of the audit and remuneration committees consist solely of, independent directors, in order to allow for the required participation of employee representatives on the board and each committee thereof as mandated by Swedish law;

•	from the requirement that an issuer’s director nominees be selected, or recommended for the board’s selection, by either a majority of independent directors or a nomination committee comprised solely of independent directors, in order to allow for the fact that: (1) under Swedish law, shareholders (not the board) have the authority to nominate directors for election to the board; and (2) in line with common market practice among Swedish public companies, Ericsson’s Nomination Committee is elected by shareholders; and

•	from the requirement that the independent directors of the board have regularly scheduled meetings at which only independent directors are present (“executive sessions”), in order to allow for the fact that under Swedish law: (1) employee representatives on the board have the right to participate in all board and board committee meetings; and (2) decisions may not be made by the board unless, where possible, all of the directors have had the opportunity to participate and have received satisfactory information in order to reach a decision.

In addition, Ericsson relies on the exemption provided by the 2005 amendment with respect to the requirement of NASDAQ’s Marketplace Rules relating to quorums. NASDAQ requires that an issuer provide, as specified in the issuer’s bylaws, for a quorum for any meeting of the holders of its common stock, such quorum to be not less than 33.3 percent of the outstanding shares of the issuer’s voting common stock. This is contrary to Swedish law followed by Ericsson under which: (1) meetings of shareholders are convened in accordance with the rules of the Swedish Company Act and the articles of association of the issuer; and (2) the quorum requirements for any specific meeting of shareholders differ based on the subject matter to be decided upon at the meeting.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

SUPPLEMENTAL INFORMATION

The following information is provided for purposes of complying with certain requirements of Form 20-F which are not satisfied in full by the information in the Swedish Annual Report.

EXCHANGE RATES

The following tables provide information with respect to the exchange rate for SEK per USD 1.00, based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate of May 11, 2006, was SEK 7.2857 per USD 1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31	Average
2001	10.4328
2002	9.6571
2003	8.0351
2004	7.3320
2005	7.5170

Month	High	Low
September 2005	7.8136	7.3936
October 2005	7.9695	7.6870
November 2005	8.2434	7.9749
December 2005	8.1162	7.8323
January 2006	7.8097	7.5385
February 2006	7.9656	7.6487
March 2006	7.9604	7.6491
April 2006	7.7580	7.3579

We describe the effects of exchange rate fluctuations on our business in the Board of Directors’ Report under the heading “Risk Management” and in Notes to the Consolidated Financial Statements—Note C21, “Financial Risk Management and Financial Instruments.”

MEMORANDUM AND ARTICLES OF ASSOCIATION

Telefonaktiebolaget LM Ericsson is entered under no. 556016-0680 in the Company Register kept by the Swedish Companies Registration Office. Our Company’s objective and purposes are described in §2 of the Articles of Association.

Our Articles of Association do not stipulate anything regarding a) a director’s power to vote on a proposal, arrangement, or contract in which the director is materially interested, b) our directors’ power to vote for compensation to themselves, c) our directors’ borrowing powers, d) retirements rules for our directors or e) the number of shares required for a director’s qualification. Applicable provisions are found in the Swedish Companies Act, as referred to in “Certain Powers of Directors and the President” below.

There are no age limit restrictions for directors and they are not required to own any shares in the company.

Share Capital, Increases of Share Capital and Preferential Rights of Shareholders

The Articles of Association of Ericsson provide that the share capital of the Company may not be less than SEK 6,000 million nor more than SEK 24,000 million, and that the number of shares in the Company shall amount to no less than 6,000,000,000 and no more than 24,000,000,000. The registered share capital is SEK 16,132,258,678 and the Company has in total issued SEK 16,132,258,678 shares.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

The Company’s shares are divided into three series: Class A shares, Class B shares and Class C shares; however, no Class C shares are currently outstanding. Under the Swedish Companies Act of 2005, applicable as of January 1, 2006 (the “Swedish Companies Act”), shareholders must approve each issue of additional shares either by deciding on the share issue at a shareholders’ meeting, or by a shareholders’ approval of a decision on a share issue by the Board, or by giving an authorization to the Board to decide about a share issue. If we decide to issue new Class A, Class B and Class C shares by means of a cash issue, or an issue against payment through set-off of claims, Class A, Class B and Class C shareholders (except for Ericsson and its subsidiaries, in the event they hold shares in Ericsson) have a primary preferential right to subscribe for new shares of the same type in relation to the number of shares previously held by them. Shares not subscribed for through a preferential right shall be offered to all shareholders for subscription on a pro rata basis. If we decide to issue new shares of only one series by means of a cash issue or an issue against payment through set-off of claims, all shareholders, regardless of whether their shares are Class A, Class B or Class C, are entitled to a preferential right to subscribe for new shares in proportion to the number of shares previously held by them. Shareholders may vote to waive shareholders’ preferential rights at a general meeting.

If we decide to issue warrants or convertibles through a cash issue or an issue against payment through set-off of claims, the shareholders have preemptive rights to subscribe to warrants as if the issue were of the shares that may be subscribed to pursuant to the warrant and, respectively, preemptive rights to subscribe to convertibles as if the issue were of the shares that the convertibles may be converted to.

The above does not constitute any restriction to waive the shareholders’ preferential rights when deciding on either a cash issue, an issue against payment through set-off of claims, an issue of warrants or an issue of convertibles.

Dividends

Our Class A and Class B shareholders have the same right to dividends, while Class C shareholders have a right to a yearly dividend as described in article 15 of our Articles of Association. No Class C shares are currently outstanding.

Under Swedish law, only a general meeting of shareholders may decide on payment of dividends, which may not exceed the amount proposed by the Board of Directors (except in certain limited circumstances), and may only be paid from funds legally available for that purpose. Under Swedish law, no interim dividends may be paid in respect of any fiscal period for which audited financial statements of the company have not yet been adopted by the annual general meeting of shareholders. The market practice in Sweden is for dividends to be paid annually. Under the Swedish Companies Act, dividends to shareholders and other transfers of value from a company—such as purchases of own shares (see below)—may only be made in case the company’s restricted equity remains fully covered after the transfer of value has been made. The calculation shall be based upon the most recently adopted balance sheet, and any changes in the restricted equity that has occurred after the balance sheet date shall be taken into account. In addition, dividends to shareholders and other transfers of value from the company may only be made if this is justifiable taken into account the type of business activities of the company, their scope and risks related thereto and the company’s need for financial resources, its liquidity and position. In respect of parent companies, also the business activities of the group, their scope and risks related thereto and the group’s need for financial resources, its liquidity and position should be taken into account.

The Company’s shares are registered in the computerized book-entry share registration system administered by VPC AB (“VPC”). The rights attached to shares eligible for dividends accrue to those persons whose names are recorded in the register of shareholders on the record day. The dividends are then sent to a specified account as directed by the person registered with VPC, or to the address of that person. The relevant record day must, in

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

most circumstances, be specified in the resolution declaring a dividend or resolving upon a capital increase or any similar matter in which shareholders have preferential rights, or the Board of Directors must be authorized to determine the relevant record day.

Where the registered holder is a nominee, the nominee receives, for the account of the beneficial owner, dividends and, on issues of shares with preferential rights for the shareholders, shares, as well as rights. Dividends are remitted in a single payment to the nominee who is responsible for the distribution of such dividends to the beneficial owner. A similar procedure is adopted for share issues. Specific authority to act as a nominee must be obtained from VPC. The nominee must issue a public report to the VPC every six months, listing all beneficial holders of more than 500 shares. VPC is required to keep a register with regard to any holding on behalf of a single beneficial owner in excess of 500 shares in any one company. This list must reveal the names of the beneficial owner and must be open to public inspection.

Voting

In a general meeting of Ericsson, each Class A share shall carry one vote, each Class B share one tenth of one vote and each Class C share one-thousandth of one vote.

We are required to publish notices to attend annual general meetings no earlier than six weeks and no later than four weeks prior to the general meeting and the same notice period requirements apply regarding extraordinary general meetings concerning changes in our articles of association. Notices to attend other types of extraordinary general meetings must be published no earlier than six weeks and no later than two weeks prior to the general meeting.

Directors are elected during the annual general meeting for a period of one year at a time and do not stand for reelection at staggered intervals.

A shareholder may attend and vote at the meeting in person or by proxy. Proxies are not valid for longer than a year from the date of issuance. Any shareholder wishing to attend a general meeting must notify us no later than 4:00 p.m. (CET) on the day specified in the notice. We are required to accept all notifications of attendance received at least five business days (Saturdays normally included) prior to the meeting. A person designated in the register as a nominee (including the depositary of the ADSs) is not entitled to vote at a general meeting, nor is a beneficial owner whose share is registered in the name of a nominee (including the depositary of the ADSs) unless the beneficial owner first arranges to have such owner’s own name entered in the register of shareholders maintained by VPC no later than the designated record day.

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

A    a resolution to amend the articles of association requires a majority of two-thirds of the votes cast as well as two-thirds of the shares represented at the meeting, except in those circumstances described in B-D below;

B    a resolution to amend the articles of association which reduces any shareholder’s rights to profits or assets, restricts the transferability of shares or alters the legal relationship between shares, normally requires the unanimous approval of the shareholders present at the meeting and who hold nine-tenths of all outstanding shares;

C    a resolution to amend the articles of association for the purpose of limiting the number of shares with which a shareholder may vote at a general meeting or allocating part of the net profit for the fiscal year

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

to a restricted fund or limiting the use of the company’s profits or assets in a liquidation or dissolution, normally requires the approval of shareholders representing two-thirds of the votes cast and nine-tenths of the shares represented at the meeting;

D     a resolution of the kind referred to under B or C above may, however, be taken with a lower supermajority requirement if the amendments referred to therein will only adversely affect specific shares or classes of shares. In such cases, the requirement under a above will apply together with the following separate supermajority: (a) where only a class of shares is adversely affected, approval of the owners of one-half of all shares of such class and nine-tenths of the shares of such class represented at the meeting, or (b) where the shares adversely affected do not constitute a class of shares, the unanimous approval of all such affected outstanding shares present at the meeting and who hold nine-tenths of all outstanding shares adversely affected;

E    a resolution to issue, approve or authorize the issuance for cash of new shares, warrants or convertibles with a deviation from the preferential right for existing shareholders requires a two-thirds majority of votes cast at the meeting as well as two-thirds of the shares represented at the meeting;

F    a resolution to reduce the outstanding share capital requires a two-thirds majority of votes cast at the meeting as well as two-thirds of the shares represented at the meeting. In case there are several classes of shares in a company, the above described majority requirement shall apply also within each share class represented at the meeting and for which the rights of the shares are adversely affected; and

G    a resolution to approve a merger requires a two-thirds majority of the votes cast at the meeting and two-thirds of the shares represented at the meeting.

At a general meeting of shareholders, a shareholder or proxy for one or more shareholders may cast full number of votes represented by the holder’s shares.

Purchase of Own Shares

A public Swedish limited liability company whose shares are traded on a securities exchange, an authorized market place or another regulated market place is entitled to purchase its own shares under certain conditions. A purchase by us of our own shares may take place only if (a) the purchase has been decided upon by a general meeting of shareholders or the Board has been authorized by a general meeting of shareholders, in both cases by a two thirds majority of votes cast at the meeting as well as two-thirds of the shares present or represented at the meeting, (b) the purchase is effected on a securities exchange or in some other regulated market either in the European Economic Area (EEA) or outside the EEA (in the latter case with the approval of the Swedish Financial Supervisory Authority the “SFSA”) or pursuant to an offer to all shareholders or holders of a specific class of shares, (c) the Company’s restricted equity will still be fully covered and the purchase is justifiable taken into account the type of business activities of the Company and the group, their scope and risks related thereto and the Company’s and the group’s need for financial resources, its liquidity and position, and (d) we and our subsidiaries do not hold or, as a result of purchase, will not hold in excess of 10 percent of all our outstanding shares. As of December 31, 2005, the Company held an aggregate of 268,065,241 repurchased Class B shares.

Investment Restrictions

There are no limitations imposed by Swedish law or by our Articles of Association in respect of the rights of non-residents or foreign persons to purchase, own or sell securities issued by us.

As a general rule, Swedish securities may be freely sold to and owned by non-residents or foreign persons; however, on account of our defense-related contracts with the Swedish government and certain defense contractors, we are subject to defense industry licensing requirements in Sweden. The licenses granted by the

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

governmental authorities in Sweden in relation to the defense industry provide that the production of defense equipment may be carried on as long as Swedish legal entities or persons hold the ultimate control of the parent company. In this context, control relates to the holding of the majority of the voting power of the outstanding shares. We are currently controlled by Swedish legal entities and persons and we must report any change, which could result in a change from Swedish control to foreign control. Further, our President and CEO and at least 50 percent of the members of our Board of Directors and their deputies must be Swedish citizens domiciled in Sweden. If we do not comply with the requirements under our licenses, the governmental authorities may reconsider our licenses or their terms. Furthermore, there are certain flagging and ownership examination rules that apply, irrespective of nationality.

Pursuant to recommendations concerning the disclosure of acquisition and transfer of shares issued by Naringslivets Borskommitte (the “Swedish Industry and Commerce Stock Exchange Committee”), any seller or purchaser of securities including shares of stock, convertible debt instruments, warrants, non-standardized options and futures of a Swedish company listed on Stockholmsborsen, must report to Stock holmsbb’rsen and to the company transactions in which the purchaser or seller acquires or disposes of 5 percent of any subsequent percentage that is a multiple of five, up to and including 90 percent of either the voting rights of all shares or the total number of shares in the company. These changes in ownership should also be reported to an established news agency and to a nationally published newspaper in Sweden no later than 9:00 a.m. on the day after which trading has been conducted on Stockholmsborsen.

In addition, according to the Swedish Financial Instruments Trading Act, if a natural or legal person acquires or disposes of shareholdings in a Swedish company that has its shares listed on a stock exchange situated or operating within one or more EEA countries and, as a result of such acquisition or disposition, holds voting rights equal to, in excess of or less than one of the thresholds of 10 percent, 20 percent, 33 percent, 50 percent or 66 percent, the person is required to notify the company in writing at the same time it notifies the stock exchange or, if the shares are not listed in Sweden, the SFSA within seven calendar days of the acquisition or disposition.

In addition, the Act on Reporting Obligations Regarding Certain Holdings of Financial Instruments requires, among other things, that certain individuals who own shares representing 10 percent or more of the share capital or the voting rights in a publicly traded company report such ownership to the SFSA, which keeps a public register based on the information contained in such reports, and also to report any changes in such ownership within five business days (Saturdays normally included).

EXCHANGE CONTROLS

There is no Swedish legislation affecting a) the import or export of capital or b) the remittance of dividends, interest or other payments to non-resident holders of our securities except that, subject to the provisions in any tax treaty, dividends are subject to withholding tax.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

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

Taxation on Capital Gains

Generally, non-residents of Sweden are not liable for Swedish capital gains taxation with respect to the sale of ADSs or Class B shares. However, under Swedish tax law, capital gains from the sale of shares in Swedish companies and certain other securities by an individual may be taxed in Sweden at a rate of 30 percent if the seller has been a resident of Sweden or has lived permanently in Sweden at any time during the year of the sale or the 10 calendar years preceding the year of the sale (absent treaty provisions to the contrary). The provision is applicable on ADSs or Class B shares.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

In those cases where Swedish withholding tax is withheld at the rate of 30 percent and the person who received the dividends is entitled to a reduced rate of withholding tax under a tax treaty, a refund may be claimed from the Swedish tax authorities before the end of the fifth calendar year following the year that the distribution was made.

Taxation on Interest

No Swedish withholding tax is payable on interest paid to non-residents of Sweden.

Net Wealth Taxation

The ADSs and Class B shares are not subject to Swedish net wealth taxation in the hands of a holder that is not resident in Sweden for tax purposes.

Certain United States Federal Income Tax Consequences

The following discussion is a summary of the material United States federal income tax consequences relevant to the ownership and disposition of ADSs or Class B shares. This discussion is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion is not a full discussion of all tax considerations that may be relevant to the ownership and disposition of ADSs or Class B shares. The discussion applies only if you will hold the ADSs and/or the Class B shares as capital assets and you use the USD as your functional currency. It does not deal with the tax treatment of investors subject to special rules, such as grantor trusts, real estate investment trusts, regulated investment companies, banks, brokers or dealers in securities, traders in securities or currencies that elect to use a mark-to-market method of recording for their securities holdings, financial institutions, insurance companies, tax-exempt entities, investors liable for alternative minimum tax, holders (either actually or constructively) of 10 percent or more of our Class B shares, persons holding ADSs and/or Class B shares as part of a hedging, straddle, conversion or constructive sale transaction and persons who are resident or ordinarily resident in Sweden. In addition, investors holding ADSs and/or Class B shares indirectly through partnerships are subject to special rules not discussed below. You should consult your own tax advisers about the United States federal, state, local and foreign tax consequences to you of the ownership and disposition of the ADSs or Class B shares.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

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

If you are a non-corporate holder of ADSs or Class B shares, dividends you receive on the ADSs or Class B shares for taxable years beginning before January 1, 2009, may be taxed at the lower applicable capital gains rate provided that (1) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (2) certain holding period requirements are met and (3) either (a) our ADSs continue to be listed on the Nasdaq Stock Market (or a national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended) or (b) we are eligible for the benefits of the U.S. Tax Treaty. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or Class B shares.

Subject to certain limitations, you will generally be entitled to receive credit against your United States federal income tax liability (or a deduction against your United States federal taxable income) with respect to any Swedish tax withheld in accordance with the U.S. Tax Treaty and paid over to Sweden. If a refund of the tax withheld is available to you under the laws of Sweden or under the U.S. Tax Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your United States federal income tax liability (and will not be eligible for the deduction against your United States federal taxable income). For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, and will generally be treated as “passive income” (or, in the case of certain holders, “financial services income”). For taxable years beginning after December 31, 2006, dividends will generally be treated as “passive category income” (or, in the case of certain holders, “general category income”).

Sale or Exchange of ADSs or Class B shares

Subject to the passive foreign investment company rules discussed below, you will generally recognize capital gain or loss on the sale or other disposition of the ADSs or Class B shares equal to the difference between the USD value of the amount realized and your adjusted tax basis (determined in USD) in the ADSs or Class B shares. Such gain or loss will be capital gain or loss and will generally be treated as arising from U.S. sources for foreign tax credit limitation purposes.

The amount realized on a disposition of ADSs or Class B shares will generally be the amount of cash you receive for the ADSs or Class B shares (which, in the case of payment in a non-U.S. currency, will equal the USD value of the payment received determined on (a) the date of receipt of payment if you are a cash basis taxpayer and (b) the date of disposition if you are an accrual basis taxpayer). If the ADSs or Class B shares are treated as traded on an “established securities market,” if you are a cash basis taxpayer (or, if you are an accrual basis taxpayer, if you so elect) you will determine the USD value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

You will have a tax basis in any foreign currency received equal to the USD amount realized. Any gain or loss you realize on a subsequent conversion of foreign currency will be U.S. source ordinary income or loss.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

Passive Foreign Investment Company Status

A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75 percent of its gross income is passive income or (b) at least 50 percent of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2005. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the value of our assets, as determined from time to time. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relevant provisions of the Code. You should consult your own tax advisors about the consequences of our classification as a PFIC.

If we were a PFIC, for any taxable year in which you held ADSs or Class B shares, you would be subject to special rules with respect to:

•	any gain realized on the sale or other disposition of ADSs or Class B shares; and

•	any “excess distribution” made to you (generally, any distributions to you in respect of ADSs or Class B shares during a single taxable year that are, in the aggregate, greater than 125 percent of the average annual distributions received by you in respect of ADSs or Class B shares during the three preceding taxable years or, if shorter, your holding period for ADSs or Class B shares).

Under these rules:

•	the gain or excess distribution would be allocated ratably over your holding period for ADSs or Class B shares;

•	the amount allocated to the taxable year in which the gain or excess distribution was realized and any year before we became a PFIC would be taxable as ordinary income and

•	the amount allocated to each prior year, other than the current year and any taxable year prior to the first taxable year in which we were a PFIC, would be subject to tax at the highest applicable marginal tax rate in effect for each such year; and an interest charge would be imposed to cover the deemed benefit for the deferred payment of the tax attributable to each such year.

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

Information reporting and backup withholding

In general, information reporting requirements may apply to dividends paid in respect of ADSs or Class B shares and the proceeds received on the sale or exchange of the ADSs or Class B shares within the United States or by a broker with certain United States connections. Backup withholding, at a rate of 28 percent through 2010,

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

and 31 percent thereafter, may apply to payments to you of dividends paid in respect of ADSs or Class B shares or the proceeds of a sale or other disposition of ADSs or Class B shares if you fail to provide an accurate taxpayer identification number (certified on IRS Form W-9) or, upon request, to certify that you are not subject to backup withholding, or otherwise to comply with the applicable requirements of backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and a refund of any excess amount withheld under the backup withholding rules may be obtained by filing the appropriate claim for refund with the IRS and furnishing any required information.

FIVE-YEAR SUMMARY

US GAAP

SEK million	2005	20042)	20032)	20022)	20011)2)
Net sales	151,821	131,972	117,738	145,773	231,839
Net income	24,495	14,386	-10,597	-19,918	-24,403
Earnings per share, basic, after cumulative effect of accounting change (SEK per share)3) 4)	1.55	0.91	-0.67	-1.58	-2.23
Earnings per share, diluted, after cumulative effect of accounting change, diluted (SEK per share)3) 5)	1.54	0.91	-0.68	-1.58	-2.27
Total assets	211,042	192,863	195,611	226,480	282,207
Stockholders’ equity	104,638	84,369	69,963	83,203	77,801
Capital stock	16,132	16,132	16,132	15,974	8,066
Number of shares (in millions):
—average, basic3)	15,843	15,829	15,823	12,573	10,950
—average, diluted3)	15,907	15,855	15,831	12,684	11,057

1)	Upon adoption of SFAS142 on January 1, 2002, Ericsson ceased amortization of all goodwill for US GAAP reporting purposes. Amortization expense on goodwill on a US GAAP basis for the year ended December 31, 2001 was SEK 1,123 million.
2)	Effective October 1, 2001, Sony Ericsson Mobile Communications assumed substantially all of the operations of the Phones segment. As of this date, 50 percent of the results of the Sony Ericsson joint venture are reported under “Share in earnings of joint ventures and associated companies” pursuant to equity accounting principles. Retained Phones operations are reported under “Other operations”.
3)	2001 adjusted for stock dividend element of stock issue.
4)	Earnings per share, basic, are calculated by dividing net income by average number of shares outstanding, basic.
5)	Diluted earnings (loss) per share are calculated by dividing net income (loss), after cumulative effect of accounting change, by the sum of the average number of shares outstanding plus all additional shares that would have been outstanding if all convertible debentures were converted and stock options were exercised. Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

INVESTMENTS

The following listing shows certain shareholdings owned directly and indirectly by the Parent Company as of December 31, 2005. A complete listing of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Companies Registration Office (Bolagsverket), may be obtained upon request to: Telefonaktiebolaget LM Ericsson, External & Management Information, SE-164 83 Stockholm, Sweden.

SHARES OWNED DIRECTLY BY THE PARENT COMPANY

Type	Company	Reg. No.	Domicile	Percentage of ownership		Par value in local currency, million	Carrying value, SEK m.
Subsidiary companies
I	Ericsson AB	556056-6258	Sweden	100		50	20,645
I	Ericsson Shared Services AB	556251-3266	Sweden	100		361	7,216
I	Ericsson Enterprise AB	556090-3212	Sweden	100		360	335
I	Ericsson Microwave Systems AB	556028-1627	Sweden	100		30	152
I	Ericsson Sverige AB	556329-5657	Sweden	100		100	102
II	AB Aulis	556030-9899	Sweden	100		14	6
II	LM Ericsson Holding AB	556381-7666	Sweden	100		105	131
III	Ericsson Gämsta AB	556381-7609	Sweden	100		162	324
III	Ericsson Credit AB	556326-0552	Sweden	100		5	5
	Other (Sweden)			—		—	2,028
I	Ericsson Austria GmbH		Austria	100		4	665
I	Ericsson Denmark A/S		Denmark	100		90	216
I	Oy LM Ericsson Ab		Finland	100		13	196
II	Ericsson Participations France SAS		France	100		26	524
I	Ericsson GmbH		Germany	100		20	343
I	Ericsson Hungary Ltd.		Hungary	100		2,552	120
II	LM Ericsson Holdings Ltd.		Ireland	100		2	15
I	Ericsson S.r.l.		Italy	53[1]	)	—	3,151
II	Ericsson Holding International B.V.		The Netherlands	100		222	3,200
I	Ericsson A/S		Norway	100		156	237
I	Ericsson Corporatio AO		Russia	100		5	5
I	Ericsson AG		Switzerland	100		—	—
II	Ericsson Holding Ltd.		United Kingdom	100		74	758
	Other, Europe, excluding Sweden			—		—	218
II	Ericsson Holding II Inc.		United States	100		—	9,531
I	Cia Ericsson S.A.C.I.		Argentina	95[2]	)	5	10
I	Ericsson Telecommunicagoes S.A.		Brazil	22[3]	)	—	368
I	Teleindustria Ericsson S.A.		Mexico	100		n/a	1,550
	Other, United States, Latin America			—		—	59
II	Teleric Pty Ltd.		Australia	100		20	100
I	Ericsson Ltd.		China	100		2	2
I	Ericsson (China) Company Ltd.		China	100		65	475
I	Nanjing Ericsson Panda Communication Co. Ltd.		China	25[4]	)	5	37
I	Ericsson India Private Ltd.		India	100		725	147
I	Ericsson (Malaysia) Sdn. Bhd.		Malaysia	70		2	4
I	Ericsson Telecommunications Pte. Ltd.		Singapore	100		—	1
I	Ericsson Taiwan Ltd.		Taiwan	80		240	20
I	Ericsson (Thailand) Ltd.		Thailand	49[5]	)	90	17
	Other countries (the rest of the world)			—		—	153

	Total					—	53,066

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

SHARES OWNED DIRECTLY BY THE PARENT COMPANY (CONTINUED)

Type	Company	Reg. No.	Domicile	Percentage of ownership	Par value in local currency, million	Carrying value, SEK m.
Joint ventures and associated companies
I	Sony Ericsson Mobile Communications AB	556615-6658	Sweden	50	50	4,136
I	Ericsson Nikola Tesla d.d.		Croatia	49	131	330
	Other			—	—	8

	Total				—	4,474

SHARES OWNED BY SUBSIDIARY COMPANIES

Type	Company	Reg. No.	Domicile	Percentage of ownership
Subsidiary companies
I	Ericsson Network Technologies AB	556000-0365	Sweden	100
II	Ericsson Cables Holding AB	556044-9489	Sweden	100
I	Ericsson France SAS		France	100
I	LM Ericsson Ltd.		Ireland	100
I	Ericsson Telecommunicazioni S.p.A.		Italy	99
I	Ericsson S.p.A		Italy	99
II	Ericsson Nederland B.V.		The Netherlands	100
I	Ericsson Telecommunicatie B.V.		The Netherlands	100
I	Ericsson España S.A.		Spain	100
I	Ericsson Telekomunikasyon A.S.		Turkey	100
I	Ericsson Ltd.		United Kingdom	100
I	Ericsson Canada Inc.		Canada	100
I	Ericsson Inc.		United States	100
I	Ericsson NetQual Inc.		United States	100
I	Ericsson IP Infrastructure Inc.		United States	100
I	Ericsson Amplified Technologies Inc.		United States	100
I	Ericsson Servicos de Telecomunicações Ltda.		Brazil	100
I	Ericsson Australia Pty. Ltd.		Australia	100
I	Ericsson (China) Communications Co. Ltd.		China	100
I	Nippon Ericsson K.K.		Japan	100
I	Ericsson Consumer Products Asia Pacific Pte Ltd.		Singapore	100

Key to type of company

I	Manufacturing, distribution and development companies
II	Holding companies
III	Finance companies
1)	Through subsidiary holdings, total holdings amount to 100% of Ericsson S.r.I.
2)	Through subsidiary holdings, total holdings amount to 100% of Cia Ericsson S.A.C.I.
3)	Through subsidiary holdings, total holdings amount to 100% of Ericsson Telecommunicações S.A.
4)	Through subsidiary holdings, total holdings amount to 51% of Nanjing Ericsson Panda Communication Co. Ltd.
5)	Through subsidiary holdings, total holdings amount to 100% of Ericsson (Thailand) Ltd.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED IN THE YEAR

SFAS123(R): SHARE-BASED PAYMENT

SFAS123(R) was issued in December 2004 and is effective for the first annual reporting period that starts after 15 December 2005. It supersedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. Ericsson adopted SFAS 123 through SFAS 148 in 2004 using the prospective application transition method. We are still studying the impact of applying the various provisions of SFAS No. 123(R) including the transitional alternatives.

SFAS151: INVENTORY COSTS

SFAS151 was issued in November 2004 and is effective for all inventory costs incurred during fiscal years beginning after 15 June 2005. This statement amends ARE 43. The allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. Unallocated overheads are recognised as an expense in the period in which they are incurred. Other items such as abnormal freight, handling costs and amounts of wasted materials (spoilage) require treatment as current-period charges. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material effect on the results or net assets of the group.

SFAS154: ACCOUNTING CHANGES AND ERROR CORRECTIONS

SFAS154 was issued in May 2005 and is effective for fiscal years beginning after 15 December 2005. This statement replaces APB Opinion 20, Accounting Changes. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also addresses the reporting of a correction of an error by restating previously issued financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will be adopting this pronouncement beginning in our fiscal year 2006.

SFAS 155: ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140

In February 2006, the FASB issued FASB Statement No. 155 (SFAS 155), Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140. SFAS 155 nullifies the guidance from the FASB’s Derivatives Implementation Group (DIG) in Issue D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, which deferred the application of the bifurcation requirements of SFAS 133 for certain beneficial interests. SFAS 155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation and requires that beneficial interests in securitized financial assets be analysed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS 155 also provides clarification on specific points related to derivative accounting. SFAS 155 is effective for fiscal years beginning after 15 September 2006. The Company does not currently expect SFAS 155 to have a material impact on its financial position, results of operations or cash flows.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

EITF 05-05: ACCOUNTING FOR EARLY RETIREMENT OR POST-EMPLOYMENT PROGRAMS WITH SPECIFIC FEATURES (SUCH AS TERMS SPECIFIED IN ALTERSTEILZEIT EARLY RETIREMENT ARRANGEMENTS)

In June 2005 EITF 05-05 Accounting for Early Retirement or Post-employment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements) (EITF 05-05) was issued. EITF 05-05 provides specific guidance on how to account for such features and is effective for fiscal years beginning after 15 December 2005. The Company is currently in the process of evaluating any potential impact of adopting this EITF.

SFAS NO. 156: ACCOUNTING FOR SERVICING OF FINANCIAL ASSETS

SFAS No. 156 Accounting for Servicing of Financial Assets was issued in March 2006 and is effective beginning January 1, 2007. This statement amends SFAS No. 140 and permits entities to elect to measure servicing assets and servicing liabilities at fair value and report changes in fair value in earnings. The adoption of SFAS No. 156 is not expected to have a material impact on the Company’s financial position, results of operations, EPS, or cash flows.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

May 18, 2006

By:	/s/ ROLAND HAGMAN
Roland Hagman Vice President Group Function Financial Control

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General Counsel