Form 20-F
period 2006-12-31
ERICSSON LM TELEPHONE CO
filed 2007-06-07
CIK 717826

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from/to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report:

Commission file number 000–12033

TELEFONAKTIEBOLAGET LM ERICSSON

(Exact Name of Registrant as Specified in Its Charter)

LM ERICSSON TELEPHONE COMPANY

(Translation of Registrant’s Name Into English)

Kingdom of Sweden

(Jurisdiction of Incorporation or Organization)

SE-164 83 Stockholm, Sweden

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares	The NASDAQ Stock Market LLC
B Shares	The NASDAQ Stock Market LLC	*

*	Not for trading, but only in connection with the registration of the American Depositary Shares representing such B Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

B shares (SEK 1.00 nominal value)	14,823,478,760
A shares (SEK 1.00 nominal value)	1,308,779,918
C shares (SEK 1.00 nominal value)	0

Indicate by check mark if the registrant is a well-seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

☒  Large accelerated filer            ☐  Accelerated filer            ☐  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☒    Item 18  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

*)	In this chapter, we use a non-GAAP financial measure called “cash flow before financial investing activities”. We believe that “cash flow before financial investing activities” is a measure that provides relevant information for analysts, investors and other interested parties in the telecommunications industry. Accordingly, we have presented “cash flow before financial investing activities” to enhance the reader’s understanding of our performance in 2006, 2005 and 2004. “Cash flow before financial investing activities” is defined as cash flow from operating activities less cash used to acquire intangible assets and property, plant and equipment. However, our definition of “cash flow before financial investing activities” may not be directly comparable to other similarly titled measures used by companies.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

FORM 20-F 2006 CROSS REFERENCE TABLE

Our Annual Report on Form 20-F consists of the Swedish Annual Report for 2006, with certain adjustments to comply with U.S. requirements, together with certain other information required by Form 20-F which is set forth under the heading Supplemental Information. The following cross reference table indicates where information required by Form 20-F may be found in this document.

Form 20-F Item Heading			Location in this document	Page Number
PART I
1	Identity of Directors, Senior Management and Advisors		Not applicable

2	Offer Statistics and Expected Timetable		Not applicable

3	Key Information
	A	Selected Financial Data	Three-Year Summary	23
			Supplemental Information
			Exchange Rates	187
			Five-Year Summary	198
	B	Capitalization and Indebtedness	Not applicable
	C	Reason for the Offer and Use of Proceeds	Not applicable
	D	Risk Factors	Risk Factors	126

4	Information on the Company
	A	History and Development of the Company	Board of Directors’ Report
			Summary	25
			Acquisitions and Divestitures	102
			Capital Expenditures	31
			Notes to the Consolidated Financial Statements
			Note C26 Business Combinations	102
			Note C32 Events After the Balance Sheet Date	117
			Information on the Company
			General Facts on the Company	133
			History and Development	134
	B	Business Overview	Information on the Company	133
	C	Organizational Structure	Information on the Company
			Organization	137
			Supplemental Information
			Investments	199
	D	Property, Plant and Equipment	Information on the Company
			Manufacturing and Assembly	147

4A	Unresolved staff comment		Not applicable

5	Operating and Financial Review and Prospects
	A	Operating Results	Board of Directors’ Report
			Goals, Strategy and Financial Results	27

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Form 20-F Item Heading			Location in this document	Page Number
	A	Operating Results Cont’d	Notes to the Consolidated Financial Statements
			Note C20 Financial Risk Management and Financial Instruments	93
			Supplemental Information
			Operating Results	187
	B	Liquidity and Capital Resources	Board of Directors’ Report
			Balance Sheet and Cash Flow	30
			Notes to the Consolidated Financial Statements
			Note C19 Interest-Bearing Liabilities	92
			Note C20 Financial Risk Management and Financial Instruments	93
			Note C25 Statement of Cash Flows	101
	C	Research and Development, Patents and Licenses	Board of Directors’ Report
			Research and Development	32
			Information on the Company
			Research and Development	142
			Intellectual Property and Licensing	143
	D	Trend Information	Board of Directors’ Report
			Market Environment and Trend information	26
			Goals, Strategy and Financial Results	27
	E	Off-Balance Sheet Arrangements	Notes to the Consolidated Financial Statements
			Note C20 Financial Risk Management and Financial Instruments	93
	F	Tabular Disclosure of Contractual Obligations	Board of Directors’ Report
			Material Contracts and Contractual Obligations	33

6	Directors, Senior Management and Employees
	A	Directors and Senior Management	Corporate Governance Report 2006
			Members of the Board of Directors	171
			Company Management	175
			Notes to the Consolidated Financial Statements
			Note C32 Events after the Balance Sheet Date	117
	B	Compensation	Notes to the Consolidated Financial Statements
			Note C29 Information Regarding Employees, Members of the Board of Directors and Management	105

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Form 20-F Item Heading			Location in this document	Page Number
	C	Board Practices	Corporate Governance Report 2006
			Board of Directors	164
			Members of the Board of Directors	171
			Company Management	175
			Notes to the Consolidated Financial Statements
			Note C29 Information Regarding Employees, Members of the Board of Directors and Management	105
			Note C32 Events after the Balance Sheet Date	117
	D	Employees	Board of Directors’ Report
			Employees	38
			Information on the Company
			Human Resources	146
			Notes to the Consolidated Financial Statements
			Note C29 Information Regarding Employees, Members of the Board of Directors and Management	105
	E	Share Ownership	Share Information
			Shareholders	153
			Corporate Governance Report 2006
			Members of the Board	171
			Company Management	175
			Notes to the Consolidated Financial Statements
			Note C29 Information Regarding Employees, Members of the Board of Directors and Management	105

7	Major Shareholders and Related Party Transactions
	A	Major Shareholders	Share Information
			Shareholders	153
	B	Related Party Transactions	Notes to the Consolidated Financial Statements
			Note C30 Related Party Transactions	115
	C	Interests of Experts and Counsel	Not applicable

8	Financial Information
	A	Consolidated Statements and Other	Consolidated Financial Statements	42
		Financial Information	Please see also Item 17 cross references
			Board of Directors’ Report
			Legal and Tax Proceedings	38
			Supplemental Information
			Dividends	190

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Form 20-F Item Heading			Location in this document	Page Number
	B	Significant Changes	Notes to the Consolidated Financial Statements
			Note C32 Events after the Balance Sheet Date	117

9	The Offer and Listing
	A	Offer and Listing Details	Share Information
			Offer and Listing Details	151
	B	Plan of Distribution	Not applicable
	C	Markets	Share Information
			Stock Exchange Trading	150
	D	Selling Shareholders	Not applicable
	E	Dilution	Not applicable
	F	Expenses of the Issue	Not applicable

10	Additional Information
	A	Share Capital	Not applicable
	B	Memorandum and Articles of Association	Supplemental Information
			Memorandum and Articles of Association	189
	C	Material Contracts	Board of Directors’ Report
			Material Contracts and Contractual Obligations	33
			Acquisitions and Divestitures	32
			Notes to the Consolidated Financial Statements
			Note C32 Events After the Balance Sheet Date	117
	D	Exchange Controls	Supplemental Information
			Exchange Controls	193
	E	Taxation	Supplemental Information
			Taxation	194
	F	Dividends and Paying Agents	Not applicable
	G	Statement by Experts	Not applicable
	H	Documents on Display	Information on the Company
			Documents on Display	134
	I	Subsidiary Information	Not applicable

11	Quantitative and Qualitative Disclosures		Board of Directors’ Report
		About Market Risks	Risk Management	35
			Notes to the Consolidated Financial Statements
			Note C20 Financial Risk Management and Financial Instruments	93

12	Description of Securities Other than Equity Securities		Not applicable

v

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Form 20-F Item Heading			Location in this document	Page Number
PART II

13	Defaults, Dividend Arrearages and Delinquencies		Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable

15	Controls and Procedures
	A	Disclosure Controls and Procedures	Corporate Governance Report 2006
			Disclosure Controls and Procedures	181
	B	Management’s annual report on internal control over financial reporting	Management’s Report on Internal Control Over Financial Reporting	186
	C	Attestation report of the registered public accounting firm	Report of Independent Registered Public Accounting Firm	42
	D	Changes in internal control over financial reporting not applicable	Corporate Governance Report 2006 Disclosure Controls and Procedures	181

16	Reserved
	A	Audit Committee Financial Expert	Corporate Governance Report 2006
			The Audit Committee	168
	B	Code of Ethics	Corporate Governance Report 2006
			High Standards in Business Ethics	160
	C	Principal Accountant Fees and Services	Notes to the Consolidated Financial Statements
			Note C31 Fees to Auditors	117
			Corporate Governance Report 2006
			Audit Committee Pre-Approval Policies and Procedures	180
	D	Exemptions from the Listing Standards for Audit Committees	Corporate Governance Report 2006
			Independence Requirements of the Board	182
	E	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable

PART III

17	Financial Statements		Consolidated Income Statement	44
			Consolidated Balance Sheet	45
			Consolidated Statement of Cash Flows	46
			Consolidated Statement of Recognized
			Income and Expense	47
			Notes to the Consolidated Financial Statements	48

18	Financial Statements		Not applicable

19	Exhibits
		Exhibit 1	Articles of Association, incorporated by reference to our Form 6-K dated May 16, 2006.
		Exhibit 2	Not applicable
		Exhibit 3	Not applicable

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Form 20-F Item Heading	Location in this document	Page Number
Exhibit 4.1	Memorandum of Agreement, dated 25 October 2005, Telefonaktiebolaget LM Ericsson and Marconi Corporation plc incorporated by reference to our Form 20-F dated May 18, 2006
Exhibit 4.2	Agreement and Plan of Merger Between Telefonaktiebolaget LM Ericsson (Publ), Maxwell Acquisition Corporation and Redback Networks Inc. Dated as of December 19, 2006
Exhibit 5	Not applicable
Exhibit 6	Please see Notes to the Consolidated Financial Statements, Note C1 Significant Accounting Policies	48
Exhibit 7	For definitions of certain ratios used in this report, please see Three-Year Summary	23
Exhibit 8	Please see Supplemental Information, Investments	199
Exhibit 9	Not applicable
Exhibit 10	Not applicable
Exhibit 11	Our Code of Business Ethics and Conduct is included on our web site at http://www.ericsson.com/about/code_business_ethics/index.shtml
Exhibit 12	302 Certifications
Exhibit 13	906 Certifications
Exhibit 14	Not applicable
Exhibit 15.1	Consent of Independent Registered Public Accounting Firm

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

FINANCIAL HIGHLIGHTS

SEK million	2006	Change from 2005	20051)	20042)
Net sales	177,783	17.1%	151,821	131,972
Operating income	35,828	8.3%	33,084	26,706
—Operating margin	20.2%		21.8%	20.2%
Net income	26,436	8.1%	24,460	17,836
Earnings per share, diluted, SEK	1.65	7.8%	1.53	1.11
Cash dividends per share, SEK	0.50	11.1%	0.45	0.25

YEAR-END POSITION
Total assets	214,940	2.7%	209,336	186,186
Working capital	82,926	-3.8%	86,184	69,268
Capital employed	142,447	6.8%	133,332	115,144
Stockholders’ equity	120,113	18.2%	101,622	80,445
Interest-bearing liabilities and post-employment benefits	21,552	-30.2%	30,860	33,643
Net cash	40,728	-19.6%	50,645	42,911

RATIOS
Return on equity	23.7%		26.7%	24.2%
Return on capital employed	27.4%		28.7%	26.4%
Equity ratio	56.2%		49.0%	43.8%
Capital turnover, times	1.3		1.2	1.2
Inventory turnover, times	5.1		5.0	5.7
Accounts receivable turnover, times	3.9		4.1	4.1

STATISTICAL DATA, YEAR-END
Number of employees
—Worldwide	63,781	13.8%	56,055	50,534
—Of which in Sweden	19,094	-9.8%	21,178	21,296
Export sales from Sweden, SEK million	98,694	5.1%	93,879	86,510

1)	Ericsson has adopted the new option in IAS 19 as from January 1, 2006. 2005 has been restated accordingly.
2)	2004 has been restated in accordance with IFRS, using the optional exemptions in IAS 39. Selected financial data for 2003 and 2002 have been omitted because such information cannot be restated in accordance with IFRS without unreasonable effort and expense.

NET SALES:

Good growth, mainly driven by mobile networks, professional services and acquired Marconi sales.

OPERATING MARGIN:

Best-in-class operating margin reflects scale advantage and operational excellence.

NET INCOME:

SEK 26.4 billion is the highest in Ericsson’s history.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

CASH DIVIDENDS:

SEK 0.50 proposal is double the level paid for 2004.

NET CASH:

Strategic acquisition of Marconi assets reduces net cash.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

THIS IS ERICSSON

Founded in 1876, Ericsson is a leading provider of communications networks, related services and handset technology platforms. Through our Sony Ericsson joint venture, we are also a major provider of handsets. Our experience building networks in more than 175 countries gives us unique customer and consumer insights, and our extensive portfolio of telecommunication solutions and intellectual property offer a true business advantage. We are committed to working with our customers and partners to expand the borders of telecommunications for the benefit of people everywhere.

OUR VISION

Our vision is to be the prime driver in an all-communicating world.

This means a world in which all people can use voice, data, images and video to share ideas and information whenever and wherever they want.

WHY INVEST IN ERICSSON?

Global leader

We are a leading supplier of systems and services to most of the world’s largest mobile and fixed network operators. Ericsson has a long history of innovation and an industry-leading R&D program that focuses on being first to market with new solutions based on open standards.

Solid financial performance

2006 is the third consecutive year in which Ericsson has reported good sales growth and best-in-class operating margin. Cash flow before financial investing activities was SEK -2.6 billion. Excluding major acquisitions/divestitures, we generated however a healthy cash flow from operations of SEK 12.2 billion. The dividend has increased over each of the past two years and the Board has proposed a further 11 percent increase for 2006.

Long-term growth

We are gaining market share in mobile and fixed networks as well as in services. Our professional services business is experiencing particularly strong growth and generating a return on capital employed well above the group average. Moreover, we anticipate that our Sony Ericsson joint venture, our industry-leading patent portfolio and our newly-formed multimedia business unit will increasingly contribute favorably to our overall financial performance.

KEY ACHIEVEMENTS 2006

We were awarded contracts to build mobile networks in many areas of Asia, Africa and the Middle East, bringing telecoms to millions of people for the first time.

Fixed-line operators, including T-Com and Telefonica, increasingly selected our broadband access and optical transmission solutions.

We won 23 new IMS (IP Multimedia Subsystem) contracts for fixed and mobile networks and led the industry forward by putting six new IMS networks into commercial operation.

We deployed our one millionth microwave MINI-LINK used to transport traffic in mobile and fixed networks.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

We exceeded our goal to reduce R&D lead times by an additional 20 percent during the year.

Our 3G (WCDMA/HSPA) solution was selected by leading operators around the world including eMobile and Softbank (Japan), AT&T and T-Mobile (US) and Telstra (Australia).

We extended our lead in services, now supporting networks with one billion subscribers.

Vodafone Group named us Supplier of the Year and designated us as a preferred IMS supplier.

Our solution for fixed broadband access (VDSL2) was named Best Access Technology at Broadband World Forum 2006.

Our acquisition and successful integration of Marconi further strengthened our ability to deliver end-to-end solutions.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

TO MY FELLOW SHAREHOLDERS,

2006 was a year of great change, enabling us to capture current opportunities and open the door to new ones. Our 17 percent sales growth outpaced the industry and extended our leading position in systems and services.

Change Creates Opportunities

Our market leadership and scale advantage have stimulated increased merger activity among our main competitors. We believe that this is a positive development, as over the long term this will create fewer but stronger competitors and a healthier market. Our customers’ needs are also changing as they move toward all-IP networks and high-speed broadband. Our recent reorganization and the acquisitions of Marconi in 2006 and Redback Networks in 2007 have put us in a stronger position than ever to address the evolving needs of the world’s leading operators. Our ability to lead the telecommunications industry through times of change is one of our greatest strengths and has made Ericsson a driving force behind the industry’s evolution for the past 130 years.

The world of communications is driven by consumers’ desire for mobility and broadband. Today, there are more than 2.7 billion mobile subscriptions in the world, and in a few years this figure is expected to pass four billion, fueled by high-growth markets. As most of these markets have limited fixed-line networks, the mobile networks will be the way for many new subscribers to access the Internet for the first time.

We rolled out almost one half, and the vast majority in terms of users, of all HSPA mobile broadband networks that were put into commercial service during 2006, enabling our customers to launch a new generation of mobile data services. The combination of rapid subscriber growth, increased usage, and new applications, such as Internet surfing, music downloads and mobile TV, will require ongoing operator investments to improve network coverage, capacity and functionality.

The Prime Driver in an All-Communicating World

By supporting operators to expand their mobile and fixed networks to reach a broader population, we are helping to improve quality of life, spur socio-economic development, and foster mutual understanding. By evolving and improving the networks, and bringing new multimedia services to market, we are also creating a world in which all people can have access to information, entertainment, social communities and more, whenever and wherever they want. At the same time, our Sony Ericsson joint venture is introducing feature-rich and attractive mobile handsets to facilitate simple use of these services.

Striving for Operational Excellence

These achievements would not have been possible without our focus on operational excellence. By identifying best practices in key dimensions of our operations and striving to work smarter and gain a better understanding of customer needs, we have fostered an environment dedicated to serving our customers better than anybody else. Ericsson is a company of outstanding talent. I take pride in our employees and the work that we do around the world. As we close the book on 2006 and enter 2007, I am excited about the prospects for telecommunications and the significance our industry plays in global development. Supplying the technology and services that enrich the everyday lives of billions of people around the world… what a fantastic company to work for!

Carl-Henric Svanberg

President & CEO

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

OUR BUSINESS FOCUS 2006

1. REACHING MORE PEOPLE

Ericsson brought telecommunications to more people in more parts of the world than ever before, deploying rural networks and boosting capacity in many high-growth markets. The number of global subscriptions grew by a record 500 million, ending the year at 2.7 billion. Our cost-efficient and scalable solutions require fewer radio sites while maintaining high-quality network performance. In this way, we help our customers to reduce their operating costs, enabling them to expand coverage to reach more users in new geographic areas.

2. INCREASING SPEED AND CAPACITY

Our fixed and mobile broadband solutions dramatically improve network speed and capacity. Network evolutions are enhancing quality of service and enabling operators to launch new data services for their subscribers. On the mobile side of the business, we have supplied 46 of the 96 3G/HSPA (high-speed packet access) networks launched to date. On the fixed side, we delivered IP-DSL networks to more than 100 customers around the world during 2006, putting Ericsson among the global leaders in broadband access.

3. PREPARING FOR THE FUTURE

With the introduction of broadband access, subscribers can enjoy a wide variety of multimedia applications. To accommodate this traffic, however, many operators will have to overhaul their core networks as well. During 2006, Ericsson took the lead in supporting operators to prepare their networks for an all-IP environment by deploying softswitch, IMS, and optical and microwave transport solutions. We also worked with partners via Ericsson Mobility World to bring new multimedia content to the mobile environment.

4. EXPANDING OUR ROLE

By providing operators with innovative offerings and reducing their cost of operations, we support our operators in evolving their businesses. We are taking increased responsibility as a prime integrator and managed services partner for our customers. Our 24,000 service professionals in more than 140 countries provide local competence and global expertise in consulting, network rollout, systems integration, managed services, education and support. In 2006, we provided 24-hour network support for one billion subscribers.

Opportunities in a converging world

Many of the world’s leading operators are beginning to converge their mobile and fixed networks into one. For consumers this means a richer experience with easier access to a wide range of content and applications. For operators it means reduced costs and shorter time to market with new services. This, in turn, creates new opportunities for suppliers, like Ericsson, with both mobile and fixed expertise.

During 2006, we complemented our established leadership in mobility by strengthening our fixed-line portfolio. Our technology leadership, global presence, consumer understanding and extensive experience in integrating and managing networks make Ericsson an attractive partner for operators seeking support to reliably and cost-effectively evolve their networks to accommodate multiple technologies.

Same services on all devices

IP Multimedia Subsystem (IMS) is the key that enables subscribers to access the same content and services from a multitude of devices. We are the world’s leading supplier of IMS with 34 contracts for commercial launch and more than 70 trials.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

An impressive customer base

We serve a broad base of more than 600 customers in over 175 countries, including the largest mobile operators in Europe, North America, Latin America, Asia, Middle East and Africa. The world’s ten largest operators are all our customers and together represent almost 50 percent of all mobile subscriptions worldwide.

Diversity Reduces Risk

The diversity of our customer base and the broad appeal of our offerings are reflected in the fact that, during 2006, no single customer accounted for more than 7 percent of Group sales. Our sales were also evenly divided between emerging and developed markets.

Winning New Business

We continued to expand our addressable market and gain market share, with 48 new and expanded agreements for supply of network equipment and/or services during the year. Recent acquisitions will enable us to expand our offerings even further, enhancing our ability to attract new customers and to deliver increased value to the many we already serve.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

THE ERICSSON ADVANTAGE

1. DEDICATION TO LONG-TERM CUSTOMER RELATIONSHIPS

We have been present in most of our markets for more than 100 years, building strong, long-term relationships with the world’s leading operators. Our significant scale advantage, end-to-end offerings and a local presence in every major market enable us to serve as a true partner for cost-effective delivery of solutions and support to a diverse base of customers. As operators are increasingly reducing the number of different suppliers they rely on, the responsiveness of our employees and the power of our portfolio of products and services that have built a trust over many decades, will be key to our future success.

2. COMMITMENT TO TECHNOLOGY LEADERSHIP

Ericsson has earned a reputation for innovation and technology leadership by developing open standards and bringing reliable, cost-effective network solutions to market. Our early involvement in creating new technologies often enables us to be first to market with new solutions—a distinct competitive advantage for operators that choose us as their primary supplier. Our extensive portfolio of approximately 22,000 patents covers a variety of fixed and mobile technologies, including GSM and WCDMA—the technologies that connect more than 80 percent of the world’s mobile subscribers.

3. PASSION FOR OPERATIONAL EXCELLENCE

Our mission to take our customers forward in the best possible way requires simple, efficient and effective processes that consistently yield high-quality products and services with low cost of ownership. This, combined with our core values of professionalism, respect and perserverance, are key to our ways of working. During the past three years, our emphasis on operational excellence has enabled us to increase sales without increasing operating expenses at the same rate. Furthermore, we reduced R&D lead times in 2006 by more than 20 percent. As a result, we can bring products to market faster than ever at a lower R&D cost.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

OUR PRODUCTS AND SERVICES

SEGMENT SYSTEMS: MOBILE AND FIXED NETWORKS

Mobile access

Ericsson is the global leader in the area of 2G (GSM) and 3G (WCDMA/HSPA) mobile networks. By deploying our scalable Ericsson Expander solutions in new coverage areas, operators can profitably serve low-spending users as the total cost of ownership is at least 30 percent lower. More than 40 percent of the operators who have begun rolling out mobile broadband technology have chosen Ericsson’s WCDMA/HSPA radio network. This evolution from GSM to HSPA means that tasks which once took minutes to accomplish in the mobile network (e.g. downloading a song) will now take seconds. GSM and WCDMA/HSPA share a common core network, meaning that previous investments are preserved as operators transition from voice-centric to multimedia networks.

We are now actively involved in the development of standards for the Long-Term Evolution (LTE) of 3G which will further enhance the consumer experience.

Fixed broadband access

The acquisition of Marconi strengthened our IP-DSL offering for fiber- and copper-based broadband access networks. The expansion of our fixed broadband offering has been an important step in reinforcing our ability to address network operators as they begin integrating their fixed and mobile networks.

IP core network (switching, routing, control and transport)

The evolution to Internet Protocol (IP) starts in the core. Our core network solutions include industry-leading softswitch, IP infrastructure, IMS, media gateways and microwave and optical transport solutions to provide cost-effective management of voice and data traffic. Our acquisition of Redback Networks will further strengthen our IP product portfolio.

Multimedia services and applications

A broadband network with an IP core provides operators with almost everything they need to begin offering multimedia services. The last pieces of the puzzle are multimedia applications and devices to attract subscribers, increase usage and generate revenues.

While multimedia applications and content have flourished in the world of fixed communications, operators are just now beginning to launch attractive features for the mobile subscriber. Our ability to understand the needs of consumers and enterprises, and our relationships with content and application partners enable us to deliver such solutions and drive the future of mobile multimedia.

Working end-to-end

Sony Ericsson’s cutting-edge multimedia handsets and our handset technology platforms and global services team complete our end-to-end proposition. By ensuring that all elements of the communication chain—the phone, the access and core networks, the applications and the services—work together, we provide a powerful offering for our customers.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

SERVICES

By outsourcing certain activities to Ericsson, operators can focus on their core business of attracting, serving and retaining customers. We realized the strategic importance of services early on, and by the end of the 1990s we were the first supplier to form a services business unit. Today, our services organization leads the industry with 24,000 professionals in 140 countries. We use our experience, skills and scale to support customers in growing their business.

Professional services

Managed services

We provide high-quality operations of fixed and mobile networks at a predictable cost. In addition, as a leading provider of hosting solutions, we enable operators to launch multimedia services in a simple, fast and cost-effective manner. We are the industry leader in managed services, managing networks with more than 100 million subscribers.

Systems integration

Operators can minimize risk by engaging Ericsson to integrate equipment from multiple suppliers and handle technology change programs, as well as to design and integrate new solutions. More and more operators who face challenging technology transformations or introductions of multimedia services are asking us to serve as a prime integrator.

Consulting and education

As technologies and business models become more complex in the evolution towards broadband and all-IP, our customers rely on our consultants to support them in selecting technologies, identifying multimedia services for growth and developing the competence of their employees.

Customer support

Having experienced professionals available around-the-clock to provide customer support is a crucial part of our service offering. Giving advice on how to maximize efficiency in day-to-day operations ensures network uptime and lowers total cost.

Network rollout

Our ability to effectively roll out networks generates significant revenues. In 2006, we raised the bar on network rollout efficiency, launching the world’s geographically largest national HSPA network for Telstra (Australia) in only ten months.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

SEGMENT OTHER OPERATIONS

Ericsson provides several other important and complementary technical solutions.

The units included in Other Operations are small but strategically important.

Ericsson Mobile Platforms is a leading supplier of technology platforms (GSM/GPRS, EDGE and WCDMA/HSPA) for mobile handsets and PC cards. During 2006, more than 17 million 3G/WCDMA handsets were based on our technology. We currently license these platforms to 19 handset providers, enabling them to launch new products faster, with lower technology risks.

Ericsson Network Technologies (Cables) is a leading provider of copper and fiber cables for telecommunications and power networks.

Ericsson Enterprise provides communications systems and services that enable businesses, public entities and educational institutions to have seamless access to applications and services across multiple locations.

Ericsson Power Modules is a leading supplier of DC/DC power converters and regulators, mainly to the communications industry.

Ericsson Microwave Systems was sold to Saab AB in September 2006.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

A RECORD YEAR FOR SONY ERICSSON

Sony Ericsson Mobile Communications is a 50/50 joint venture, combining Ericsson’s technology leadership with Sony’s consumer electronics expertise to create a powerful partnership that brings innovative products to market and provides us with a valuable link to the consumer.

A record year

In 2006, Sony Ericsson Mobile Communications celebrated their 5th anniversary by delivering record-breaking results. Sony Ericsson reported 46 percent unit growth, 51 percent sales growth and profits that more than doubled. The joint venture’s success is partly attributable to its broadened portfolio, including the introduction of the 3.2 mega pixel Cyber-shotTM imaging phone and a wide range of Walkman® music phones.

A complete product portfolio

While Sony Ericsson’s multimedia Cyber-shot™ and Walkman® line-up captured most of the headlines, the joint venture shipped more than 75 different phones in all during the year, including a wide variety of models in the mid- and entry-level segments. Over recent years, Sony Ericsson has developed into a full portfolio player and this is reflected in their market share gain during 2006.

3G phones

Some of Sony Ericsson’s best selling WCDMA phones during 2006 were the K800, K610 and W850. The success of these feature-rich and attractively designed 3G models has enabled Sony Ericsson to capture a market share in 3G that is almost double its position in the overall market. This is promising for the future as 3G phones are expected to represent a much larger share of the market in the years ahead.

Gaining share in a growing market

Sony Ericsson’s ability to differentiate itself with attractive, feature-rich phones has enabled the joint venture to enter 2007 with strong momentum. The popularity of Sony Ericsson’s high-end models has generated brand awareness across the portfolio, encouraging more users in all categories to choose Sony Ericsson as their brand of choice. With more than 980 million handsets sold industry wide in 2006 and the market expected to break the one billion mark in 2007, Sony Ericsson is well positioned to capitalize on continued market growth.

Cyber-shot™ is a trademark of Sony Corporation

WALKMAN® is a registered trademark of Sony Corporation

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

AN ALL-COMMUNICATING WORLD

—MORE PEOPLE COMMUNICATING IN MORE WAYS

Communication for all

Following the record growth in new mobile subscriptions during 2006, we expect that the total number of mobile subscriptions will surpass three billion already in 2007. This rapid growth is possible thanks to the introduction of cost-effective solutions, such as Ericsson Expander. This far-reaching and scalable radio base station enables operators to profitably launch networks in sparsely populated or developing areas that typically generate ARPU (average revenue per user) well below USD 10. We also offer solutions that enable operators to enhance capacity without having to add new radio base stations. Apart from being a case for good business, these solutions enhance quality of life by helping to eliminate the impact of distance and to establish the foundation for more advanced data services.

Taking broadband mobile

During the past ten years, the Internet has revolutionized the world, connecting more than a billion homes and offices into one massive global network. In the early 1990s, analog modems and narrowband dial-up connections made surfing the web and downloading content possible but often frustrating due to slow response times over these connections. Then came digital subscriber lines and broadband!

Fixed broadband is today expanding its reach throughout the world, and as it does, an exciting thing has happened… broadband has broken away from the home and office and is going mobile! In 2006, the number of 3G/WCDMA subscriptions nearly doubled to approximately 100 million globally.

We anticipate that this figure will grow significantly over the next five years. The traffic increase in fixed broadband networks will be greater still.

Multimedia

Thanks to HSPA and the transformation to all-IP networks, the mobile broadband genie is out of the bottle and there is no end to what it can do: high-speed downloads of music, photos, streaming television and other multimedia applications. Operators are making great strides in this area as they seek to introduce attractive offerings and generate increased revenues in a very competitive marketplace. In 2006, the multimedia market was estimated to be approximately USD 25 billion and is expected to exceed USD 100 billion by 2011.

Our end-to-end approach includes our Consumer and Enterprise Lab, through which we conduct more than 20,000 face-to-face interviews annually, providing valuable insights for ourselves and our customers. It also includes our access to unique content through the more than 250,000 developers linked to Ericsson Mobility World. These assets combined with our network and handset technology expertise and our charging, messaging and provisioning solutions put us in a very strong position to support operators in launching the new services needed to capture the multimedia opportunity.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

LEADING, CHANGING, GROWING

Ericsson has led the evolution of telecommunications. From the introduction of fixed-line networks in the late 1800s to fixed and mobile broadband today, we have built an unparalleled track record that is a result of our ability to predict, respond to and capitalize on change.

As of January 1, 2007, we have realigned our organization to reflect market trends, strengthen our leadership and expand our market reach. Through efficiently applying our resources into three key business units we are sharpening our focus on the markets that we believe will enable us to capture emerging opportunities and best meet the needs of our global customer base.

Business Unit Networks—With our robust portfolio of mobile and fixed broadband access technologies, core networks, transport and next-generation IP networks, we will effectively meet the coverage, capacity and network evolution needs of our customers.

Business Unit Global Services—Our expertise in network roll-out, consulting, education, integration, customer support and managed services enables us to capitalize on the trend among operators to outsource a broader range of activities to network suppliers.

Business Unit Multimedia—Our applications and content management solutions help our customers to increase their sales. Ericsson Mobility World brings a broad array of music, images, games and global positioning applications to operators and to their subscribers. Ericsson Consumer and Enterprise Lab and the complementary strengths of Sony Ericsson Mobile Communications further enhance our consumer perspective for superior end-to-end offerings.

NETWORKS

“Ericsson has been #1 in mobile networks for many years and has now re-emerged as a leading contender in fixed networks as well. This has enabled us to expand our business with existing customers and to enter into important new relationships with others. In the years ahead, fixed and mobile broadband will be deployed in more and more areas of the world and Ericsson Networks will be a driving force behind this evolution.”

Kurt Jofs

Executive Vice President

and head of Business Unit Networks

GLOBAL SERVICES

“Whether measured by numbers or by performance, we are the global leader in both professional services and network roll-out. In 2006, operators spent an estimated USD 61-65 billion on services and the market has shown consistent growth over the years. Our ability to support our customers in growing their business and in significantly reducing network operations costs explains why our services are in such high demand. With our services offering, our customers gain significant efficiencies.”

Hans Vestberg

Executive Vice President

and head of Business Unit Global Services

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

MULTIMEDIA

“The future is here and now—it’s about music on the move, mobile TV, Internet and e-mail access wherever you want it. Ericsson is helping to drive the multimedia experience by enabling our customers to develop successful businesses that energize consumers’ lives by providing rich, exciting, differentiated content. Our innovative technology, application platforms, cutting-edge Sony Ericsson phones and relationships with leading content developers and application providers make us a valuable partner for operators and other industry players seeking to access more revenue streams.”

Jan Wäreby

Senior Vice President

and head of Business Unit Multimedia

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

QUESTIONS AND ANSWERS

Why is Ericsson expanding headcount?

As a knowledge company, our employees are our greatest asset. During the year we added a net of 7,726 employees. This increase was primarily a result of the Marconi acquisition and the remaining additions were largely in Services to accommodate the 33 percent growth in that area. Going forward we expect to increase our headcount in line with our business needs. We have already announced plans to hire 500 new research engineers over the next few years to further strengthen Ericsson’s technology leadership and accelerate research, especially in the area of IP-networks and multimedia technology.

What is Ericsson’s acquisition strategy?

Over the past three years we have consistently grown our business faster than the market while maintaining best-in-class profitability. This has been achieved primarily through organic growth, complemented by bolt-on acquisitions that have brought us cutting-edge technology or expertise. Going forward our strategy remains the same.

What is Ericsson’s most significant challenge going forward?

Keeping pace with change, bringing cost-efficient, revenue-generating solutions to market, and meeting the needs of our customers better than our competitors are our primary challenges and key to our future success. Although we have been a telecommunications leader for many decades, this industry is always evolving and we must evolve along with it if we are to stay in the lead. The last 20 years have seen tremendous growth in mobile subscriptions. Looking to the future, the pace of new subscriber additions will eventually slow and growth will need to be driven in new ways. Growing minutes of use and a rapid increase in both mobile and fixed broadband data traffic are changing our business. Our recent acquisitions have expanded our technology portfolio and our growing services business will play an even more important role in meeting the challenges in the future.

What is Ericsson’s Intellectual Property position?

With around 22,000 patents, we believe that we hold leading patent portfolios in a number of key technology standards including GSM, EDGE, WCDMA, HSPA and MBMS. We also hold strong portfolios of essential patents in a variety of other fixed and mobile technologies including Voice over IP (VoIP), ATM, WAP, WiMAX, WLAN and TD-SCDMA. These patents are very valuable, reducing our cost and creating an additional source of income for our Company.

What does Ericsson mean by Operational Excellence?

At Ericsson we use the term operational excellence to refer to our philosophy of striving to do things smarter today than yesterday and to do it in a smarter way than our competitors. By driving excellence and innovation in everything that we do, we create a competitive advantage. Much was achieved through operational excellence in 2006, including improved R&D lead times and the successful integration of Marconi operations. We also reorganized our operations into three business units, creating a more customer-oriented organization and paving the way for continuous efficiency improvements in the years ahead.

How will Ericsson utilize its net cash of SEK 40.7 billion?

Maintaining a strong cash position is essential to us and we intend to keep it at a robust level for the foreseeable future. Our cash provides us flexibility in this competitive and capital-intensive business. It will be used to fund organic growth, to execute large network projects, to provide selective customer financing, to make bolt-on acquisitions, and to pay the annual dividend to shareholders. The dividend payout has increased from SEK 0.25 for 2004, to SEK 0.45 for 2005 and the Board has proposed a dividend of SEK 0.50 for 2006.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

CORPORATE RESPONSIBILITY

—OUR CONTRIBUTION TO A BETTER WORLD

Corporate Responsibility is about building enduring value—economic, environmental and social—for our Company and our stakeholders. Our goal is to generate positive business impacts and ensure that controls are in place to minimize risks.

GENERATE POSITIVE BUSINESS IMPACTS

We are committed to solutions that increase our own and our customers’ positive impact on the planet. During 2006:

•

We introduced new “green site” concepts, promoting the use of a variety of renewable energy sources to power our radio base stations. We announced our pioneering biofuel project with pan African-operator MTN and the GSMA Development Fund in Nigeria.

•

Ericsson Consumer and Enterprise Lab conducted studies in Kenya and Nigeria, deepening the industry’s understanding of how mobile communications can serve as a major catalyst of socio-economic development in very low-income villages.

•

We are driving market penetration and subscriber growth in emerging economies by introducing new technologies and business models which lower operators’ costs of network rollout in rural and low-income areas. In this way, we are narrowing the “digital divide” by increasing the accessibility and affordability of services.

•	Ericsson Response, our employee volunteer disaster relief program, provided on-the-ground support in Pakistan for nine months following the devastating earthquake.

•	As one of the founding partners of the KTH Center for Sustainable Communications in Sweden, we are exploring the role of advanced communication technologies in a sustainability context.

MINIMIZE RISKS

Our approach ensures that controls are in place to deepen stakeholder trust and to minimize operational risks.

•

Our Code of Business Ethics outlines expectations Ericsson has on its employees. This Code is periodically reviewed, and in 2006 all employees were asked to review and acknowledge understanding of this Code.

•

Ericsson was an early signatory to the UN Global Compact principles which cover human rights, fair labor practices, environment and anti-corruption. These principles are reflected in our Code of Conduct and are valid for all employees and all suppliers.

•	During 2006, we completed a pilot project using a risk-based approach to the Code’s implementation to evaluate supplier performance and to reduce operational risks.

•	We joined the Business Leaders Initiative on Human Rights (BLIHR), a business-led initiative designed to help lead and develop the corporate response to human rights.

•	Ericsson is in compliance with the EU Directive on Restriction of the use of certain Hazardous Substances in Electrical and Electronic Equipment (RoHS).

•	We have begun global implementation of our Ecology Management Provision (first introduced in 2002), offering take-back of customers’ decommissioned equipment for all products, in all markets.

•

Ericsson’s goal is to exceed the European Union’s WEEE (Waste Electrical and Electronic Equipment) Directive’s ambition of recycling or reusing 75 percent of equipment taken back and ensure that less than 25 percent ends up in landfill sites.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

LETTER FROM THE CHAIRMAN OF THE BOARD

Dear Shareholder,

Five years ago, Ericsson embarked on an important process of change. It started with the formation of the Sony Ericsson Mobile Communications joint venture, followed by an extensive revamping of Ericsson’s entire operations. Today these actions have resulted in a powerful and unique combination of scale and diversity. In 2006, Ericsson reported record profits and Sony Ericsson marked its fifth anniversary with record shipments, sales and income. This transformation would not have been possible without strong shareholder support, particularly the positive response to Ericsson’s stock issue in 2002 that provided the financial security to successfully complete the change process.

Our ambition is to return value to shareholders in the most sustainable way. This requires maintaining a strong balance sheet for the financial flexibility to capture opportunities and further strengthen Ericsson’s market position. Organic growth is the Company’s primary intention but acquisitions to speed time to market may be necessary. You can be assured that we will rigorously apply the management oversight needed to ensure acquisitions are in line with Ericsson’s needs and means.

Today’s telecommunications market is both promising and challenging, offering opportunities that are bigger but also more demanding than in the past. The market is more global; with customers as well as competitors becoming more concentrated and stronger. Ericsson must continuously adapt to such market dynamics if it is to continue its leadership and management has done a good job to make sure Ericsson is strategically, operationally and financially prepared for a new stage of development.

The underlying strength of Ericsson is the quality of the work-force. Their commitment to Ericsson’s core values and willingness to embrace change underpins the outstanding results achieved this year. On behalf of the Board of Directors, I would like to express our appreciation to all employees for their dedicated efforts and special contributions.

The ability to attract and retain the best talent at all levels of the Company, especially in leadership roles, is crucial to Ericsson’s growth and future performance. Executive compensation is one of the most widely debated issues in business today and suitable remuneration is important to the Company. Ericsson’s executive compensation must be competitive and reflect the high demands we put on the Company’s leadership. We believe the compensation plan that the Remuneration committee oversees with the assistance of external experts is fair, robust and in line with industry norms.

The Board is committed to ensuring that Ericsson’s governance framework supports the Company’s main purpose of shareholder value creation. Enhancements made during the year are described in the Corporate Governance Report which I encourage you to read. Along with the Company’s executive management, we continue to foster Ericsson’s culture of integrity, respect and professionalism; integral parts of effective governance.

Your Board of Directors has been particularly busy during 2006, meeting 10 times on a broad range of issues from acquisitions to strategies to a new organization for the Company. In addition we had a number of training sessions including R&D, Human Resources and Corporate Responsibility. We will continue our work with a commitment to progressively enhance the Company’s performance for the benefit of the employees, for society in general and, of course, for all Ericsson shareholders.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

The telecom industry is one with long-term growth prospects and one that has an increasingly positive effect on our daily lives. As the world’s leading supplier of communications networks and services, Ericsson has a vital role in the industry and I am proud to be associated with such an exciting company. I thank you for allowing me this privilege.

Yours sincerely,

Michael Treschow

Chairman of the Board

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

THREE-YEAR SUMMARY

SEK million	2006	20051)	20042)
Net sales	177,783	151,821	131,972
Operating income	35,828	33,084	26,706
—operating margin	20.2%	21.8%	20.2%
Financial net	165	251	–540
Net income	26,436	24,460	17,836

Year-end position
Total assets	214,940	209,336	186,186
Working capital	82,926	86,184	69,268
Capital employed	142,447	133,332	115,144
Property, plant and equipment	7,881	6,966	5,845
Stockholders’ equity	120,113	101,622	80,445
Minority interests	782	850	1,057
Interest-bearing liabilities and post-employment benefits	21,552	30,860	33,643

Other information
Earnings per share, basic, SEK	1.65	1.53	1.11
Earnings per share, diluted, SEK	1.65	1.53	1.11
Cash dividends per share, SEK	0.50	0.45	0.25
Stockholders’ equity (SEK per share)	7.56	6.41	5.08
Number of shares (in millions)
—outstanding, basic, at end of period	15,881	15,864	15,832
—average, basic	15,871	15,843	15,829
—average, diluted	15,943	15,907	15,895
Additions to property, plant and equipment	3,827	3,365	2,452
Depreciation on property, plant and equipment	3,007	2,804	2,434
R&D and other technical expenses	27,921	24,454	23,421
—as percentage of net sales	15.7%	16.1%	17.7%

Ratios
Return on equity	23.7%	26.7%	24.2%
Return on capital employed	27.4%	28.7%	26.4%
Equity ratio	56.2%	49.0%	43.8%
Capital turnover	1.3	1.2	1.2
Inventory turnover	5.1	5.0	5.7
Trade receivables turnover	3.9	4.1	4.1
Return on sales	21.3%	23.5%	22.9%
Payment readiness, SEK million	67,454	78,647	81,447
—as percentage of net sales	37,9%	51.8%	61.7%
Net cash, SEK million	40,728	50,645	42,911

Statistical data, year-end
Number of employees	63,781	56,055	50,534
—Of which in Sweden	19,094	21,178	21,296
Export sales from Sweden	98,694	93,879	86,510

1)	Ericsson has adopted the new option in IAS 19 from January 1, 2006. 2005 has been restated accordingly.
2)	2004 has been restated in accordance with IFRS, using the optional exemptions in IAS 39. Selected financial data for 2003 and 2002 have been omitted because such information cannot be restated in accordance with IFRS without unreasonable effort and expense.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

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

Net cash: Defined as cash and cash equivalents plus short-term cash investments less interest-bearing liabilities and post-employment benefits.

Compound annual growth rate (CAGR): Used to describe the growth rate over a period of time.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

BOARD OF DIRECTORS’ REPORT

This Board of Directors’ Report contains a discussion and analysis of Ericsson’s consolidated financial statements and operational results. This report also includes forward-looking statements regarding a variety of matters including future market conditions, strategies and anticipated results. Such statements are based on assumptions and estimates, which are subject to risks and uncertainties. Actual results could differ materially from those described or implied by such forward-looking statements. For further discussion, please see “Forward-looking Statements” and “Risk Factors.”

The terms “Ericsson”, “Group”, “the Company”, and similar all refer to Telefonaktiebolaget LM Ericsson and its subsidiaries. Unless otherwise noted, numbers in parenthesis refer to prior year, i.e. 2005.

SUMMARY

Ericsson performed well in 2006, increasing sales 17 percent and generating operating income of SEK 35.8 (33.1) billion and a cash flow before financial investing activities of SEK—2.6 (11.3) billion. Excluding the Marconi and Netwise acquisitions and the divestiture of the defense business, the cash flow was SEK 12.2 billion.

In addition to delivering solid financial results, Ericsson also made good progress in strategically important areas, strengthening the Company’s position within the Systems segment business in a number of related areas such as mobile and fixed broadband and professional services. Services sales in particular showed strong growth, and we believe that scale for continued profitable growth has now been established.

The Marconi acquisition was completed with the acquired operations integrated and profitability established before year end. The combined Ericsson and Marconi business has secured several significant new contracts as a result of the expanded product line.

Ericsson’s leading systems position was further expanded with a number of major contracts for new mobile network deployments in all regions of the world, including in Australia, Brazil, India, Japan and the United States. The development in China was unfavorably affected by the timing and operator investment requirements for 3G licenses.

During the year, 48 new or expanded agreements to supply network equipment and/or related services to operators around the world were publicly announced by the Company. This compares with 78 in 2005, 59 in 2004 and 58 in 2003. Although the number of contract announcements was lower this year than in the previous three years, the aggregate value of orders from these agreements along with existing ones lifted our order backlog for systems to the highest level in four years.

The Sony Ericsson Mobile Communications joint venture showed record performance, profitably gaining market share and ending the year as the fourth largest mobile device supplier with strong momentum toward their ambition of becoming a top three mobile phone supplier.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

The Company’s progress during 2006 indicates that the strategy of maintaining a healthy balance between profit and growth has already strengthened Ericsson’s prospects for a number of opportunities in growth areas such as services and next-generation networks for fixed and mobile operators.

MARKET ENVIRONMENT AND TREND INFORMATION

2006 was a record year in terms of new mobile subscriptions: some 500 (450) million new mobile subscriptions and approximately 980 (800) million mobile phones were sold. The network equipment market also developed positively during 2006, particularly for mobile systems, fixed broadband access and optical transmission.

Price competition was especially intense this year regarding strategic pricing necessary to win certain new contracts. However, with the merger of several of our competitors, we expect pricing going forward to be more in line with historical trends. The historical price/performance trend in both mobile phones and network infrastructure has significantly expanded the addressable market with resulting unit volume increases more than offsetting lower average selling prices.

Although GSM represents the majority of the systems market, growth of GSM is slower than 3G/WCDMA, which is accelerating. The market for new GSM networks is mainly in emerging markets, especially Asia, Africa and Latin America. If the current trend continues, the market for 3G/WCDMA will surpass that of GSM within the next several years.

The ongoing equipment supplier consolidation is a healthy process, driven by the competitive need for critical mass in R&D, production and support. As a market leader, Ericsson’s expansion strategy is based on organic growth supplemented with complementary acquisitions. With Ericsson’s scale advantage within mobile systems exposed to potential reduction, the Company will increasingly focus on innovation and operational excellence as well as expansion of fixed networks and professional services sales along with new areas within multimedia.

Operator consolidation continues to be a key trend in a number of regions. In the Americas, significant operator consolidation has occurred with the number of operators reduced by more than half over the last several years. One result of this consolidation is that a number of operators in Latin America have chosen the GSM/WCDMA technology track, where Ericsson is the market leader. In Europe, we see an acceleration of cross-border expansion as operators there seek revenue growth and economies of scale. In other regions, operator consolidation is ongoing with the emergence of a number of rapidly growing pan-regional operators.

Increased usage driven by new mobile subscriptions, mainly in emerging markets, and accelerating deployments of 3G networks around the world generated growth in the mobile systems market. At year-end, the

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

2.7 billion mobile subscriptions worldwide represented a global subscription penetration of 41 (34) percent. The Company expects the number of mobile subscriptions to exceed three billion before the end of 2007. This will drive a significant number of initial network build-outs and create opportunities for network deployment and professional services in addition to mobile network systems offerings.

Total voice traffic on mobile networks worldwide grew an estimated 30 (30) percent in 2006, driven by subscriber additions and increased average minutes of use (MOU). Western Europe is among the highest penetrated mobile markets in the world in terms of subscriptions. However, Western European usage is significantly lower than the average for the rest of the world. Increased tariff competition among operators is starting to stimulate Western European usage to a level closer to the global average. This is expected to require expansion of mobile network capacity over the coming years.

At year-end, there were 146 (91) 3G/WCDMA networks in commercial service, of which Ericsson is a supplier to 91 (49). The High Speed Packet Access (HSPA) enhanced version of 3G/ WCDMA is now commercially deployed within 96 networks in 51 countries. Ericsson is a supplier of 46 of these networks, which represent the vast majority of HSPA users. The number of WCD-MA subscriptions almost doubled during 2006 to nearly 100 million and HSPA deployments are rapidly picking up speed. However, the number of 3G/WCDMA networks in commercial service is less than one fourth that of 2G/GSM—a significant opportunity for 3G/WCDMA equipment suppliers when 2G networks are upgraded.

Within fixed networks, many operators are converting to an all-IP (Internet Protocol) broadband environment. This will enable more efficient handling of fixed and mobile voice, data and image based communications as well as provide a platform for converged services. While fixed network operators’ spending for network equipment in total was up slightly in 2006, certain areas essential to next-generation networks—optical transmission, IP broadband access, IP routing and IMS/softswitch—showed stronger growth. The Company believes the demand for IP broadband equipment will increase to meet the higher traffic requirements and user expectations for broadband multimedia services.

In addition to network deployment and systems integration services, the opportunity to supply network operation and hosting services is growing rapidly. The market for such managed services is expected to continue to show good growth prospects going forward, as operators realize the competitive advantages and cost savings made possible when outsourcing certain network operations. With hosting services, smaller operators especially benefit by gaining access to service capabilities and content far beyond what they could normally afford, while at the same time lowering their risks and improving their time to market.

GOALS, STRATEGY AND FINANCIAL RESULTS

Our ultimate goal is for the Company to generate growth and a competitive profit that is sustainable over the longer term. Ericson’s ambition is to be the preferred business partner to customers, especially the world’s leading network operators. Ericsson strives to be the market and technology leader for the supply and operation of network infrastructure. Being a market leader allows the Company to leverage economies of scale to develop superior products and services and thereby offer customers competitive advantages. In addition, when our network equipment and associated services within Systems are combined with our mobile platform technology and the Sony Ericsson joint venture for mobile handsets, the scope of Ericsson’s operations extends to complete end-to-end solutions.

Performance relative to financial objectives

The Company performed in line with the following financial targets:

•	Increase sales at a faster rate than the market growth. The GSM/WCDMA mobile systems market grew an estimated 5 percent, while Ericsson increased their mobile systems sales by almost 10 percent;

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

•

Deliver best-in-class operating margin, i.e. better than the main competitors. With an operating margin of 16 percent for Ericsson Systems segment and 20 percent for the Group, Ericsson operating margins were the highest among its main competitors;

•	Maintain “Investment Grade” credit ratings;

However, the Company did not meet the following target “Generate positive cash flow before financial investing activities”. However, excluding the major acquisitions/divestitures the cash flow was SEK 12.2 billion.

In addition to these objectives, the shareholder-approved long-term variable pay programs for executives is based on a certain EPS growth over a three-year period for each program. Please see also Notes to the consolidated statements—Note C29, “Information Regarding Employees, Members of the Board of Directors and Management”.

Sales

Group sales grew 17 percent mainly driven by higher Systems sales, where services increased by 33 percent and the Marconi acquisition added an estimated 7 percent. Fluctuations in foreign exchange rates had an insignificant effect on reported sales.

Segment Systems

Within Systems, unit volume increases drove mobile network sales growth. Sales of network deployment services related to Systems grew 39 percent during 2006, reflecting increased demand for turn-key projects and our strong market position in mobile systems. Sales of professional services were particularly encouraging, growing at 30 percent, as the Company continued to be awarded contracts for network operation and hosting services. At year end 2006, Ericsson-managed network operations served approximately 100 (53) million users.

Based on Ericsson’s reported sales combined with the publicly reported and estimated sales for Ericsson’s main competitors, we believe the mobile systems market grew approximately 5 (11) percent in reported currencies during 2006. During this period, Ericsson’s mobile systems sales increased by almost 10 percent, measured in SEK, indicating that Ericsson grew faster than the market.

The successful integration of the Marconi operations significantly strengthened Ericsson’s systems offering, especially to operators of fixed networks, where sales grew by 162 percent. The Company was awarded a number of contracts for broadband access and optical transmission equipment due to the competitiveness of the combined product offering. We are optimistic regarding growth opportunities for IP routing, broadband access, optical transmission and next-generation networks. The Company continues to invest in these areas, with the acquisition of Redback Networks expanding the scope of the product portfolio to also include IP routing.

Segment Other Operations

Sales and operating income developed positively within Mobile Platforms and Cables (Ericsson Network Technologies) and overall sales within Other Operations increased by 6 (–4) percent and operating income was SEK 0.9 (0.3) billion. The divested Defense business is reflected in sales and operating income of Other Operations up until the divestiture in early September, 2006. Sales up until date of divestment were approximately SEK 1.4 billion, compared with full year 2005 of approximately SEK 2 billion.

Segment Phones

See Sony Ericsson Mobile Communications on page 33 under Partnerships and Joint Ventures.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

SALES BY SEGMENT AND GEOGRAPHIC REGION 2006

(SEK million)	Systems	Percent change	Other Operations	Percent change	Total	Percent change	Percent of total
Western Europe	45,396	27%	6,542	7%	51,938	24%	29%
Central and Eastern Europe, Middle East and Africa	48,699	23%	1,602	36%	50,301	23%	28%
Asia Pacific	41,991	45%	1,211	-16%	43,202	42%	25%
Latin America	16,234	-14%	246	2%	16,480	-14%	9%
North America	15,250	-19%	612	-7%	15,862	-18%	9%

Total	167,570	18%	10,213	6%	177,783	17%	100%

Margins and operating expenses

Our ambition is for Ericsson to generate a competitive return on sales. With best-in-class operating margins of 20.2 (21.8) percent, the Company continued to perform at industry-leading levels. Sony Ericsson contributed 3.3 (1.5) percentage points to the operating margin, while Marconi negatively affected Systems margins until profitability was established at the end of the third quarter. The lower gross margin of 41.2 (45.7) percent was mainly a reflection of a business mix within Systems that had a significantly higher proportion of service sales as well as the impact of the businesses acquired from Marconi, as both have a lower than group average gross margin.

Operating margins have remained robust, with Group sales showing a 16.1 percent compound annual growth rate (CAGR) over the last three years while operating expenses have a CAGR of only 12.0 percent. Operating expenses, measured as a percentage of net sales, increased from 27 percent in 2005 to 28 percent in 2006. The acquired Marconi operations had a negative effect on operating expenses during the first nine months, until they were successfully integrated and streamlined.

Cost savings programs have been carried out within a number of areas, such as creating scale advantages through the establishment of several shared service centers in a number of regions which provide financial and human resource services to the sales organization. The number of employees in support functions was reduced through improved utilization of IT applications. By focusing on operational excellence (i.e. process efficiency), we have been able to grow sales without having to increase S&A head-count and costs at a corresponding rate.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Other income statement items

Share in earnings of joint ventures and associated companies before tax increased by SEK 3.5 billion, mainly due to a larger contribution from Sony Ericsson Mobile Communications. Ericsson’s 50 percent share in earnings of the joint venture before tax increased from SEK 2.3 billion in 2005 to SEK 5.9 billion in 2006.

The financial net decreased slightly from SEK 0.3 billion in 2005 to SEK 0.2 billion in 2006.

Income after financial items was SEK 36.0 (33.3) billion. Net income attributable to the stockholders of the Parent Company increased to SEK 26.3 (24.3) billion, with diluted earnings per share of SEK 1.65 (1.53).

Balance Sheet

Total assets amounted to SEK 214.9 (209.3) billion at year-end. The main item contributing to the 3 percent increase was higher trade receivables reflecting the high business activity in the last quarter of the year in markets with longer payment terms.

Deferred tax assets decreased by SEK 5.0 billion, due to utilization of tax loss carry forwards and timing differences.

SEK 9.3 billion of non-current borrowings were repaid.

Net cash decreased from SEK 50.6 billion to SEK 40.7 billion, mainly as a result of the Marconi acquisition. The major part of the acquired assets were intellectual property rights.

Equity increased to SEK 120.9 (102.5) billion and the equity ratio improved to 56.2 (49.0) percent.

Return on Capital Employed (ROCE ) was 27 percent compared to 29 percent in 2005.

RETURN ON CAPITAL EMPLOYED 2004-2006

Percent
2004	26.4
2005	28.7
2006	27.4

Cash flow before financial investing activities

Cash flow before financial investing activities was SEK–2.6 (11.3) billion. SEK 17.6 billion was used to acquire certain assets from Marconi. Excluding major acquisitions/divestitures, the underlying cash flow was SEK 12.2 billion. Increases in working capital for work in progress in the field and trade receivables, reflecting the growth in large network roll-out projects, also had negative effects. Cash outlays regarding restructuring amounted to SEK 2.3 (2.0) billion, where SEK 0.8 (1.5) billion relates to restructuring programs initiated during 2001–2003.

Through the efforts to improve capital efficiency, Inventory Turnover (ITO) improved compared to 2005. Days Sales Outstanding (DSO) increased due to growth in emerging and other markets with longer payment terms. Efforts to further improve capital efficiency will continue.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

WORKING CAPITAL EFFICIENCY MEASURES

	Target	2006	2005	2004
Days Sales Outstanding (DSO)	<90	86	81	75
Inventory Turnover (ITO)	>5.5	5.1	5.0	5.7
Payable Days 1)	>45	54	52	51

1)	Payable days: Accounts payable divided by Cost of sales and multiplied by 365 days.

Capital expenditures

We continuously monitor the Company’s capital expenditures and evaluate whether adjustments are necessary in light of market conditions and other economic factors. Most capital expenditures are normally investments in test equipment used to develop, manufacture and deploy network equipment. However, the increase in capital expenditures from 2005 to 2006 was mainly due to investments for data and network operation centers, needed to support the rapidly growing services business.

The following table summarizes annual capital expenditures during the five years ended December 31, 2006:

CAPITAL EXPENDITURES 2002-2006

SEK billion	2006	2005	2004	2003	2002
Capital expenditures	3.8	3.4	2.5	1.8	2.7
of which Sweden	1.0	1.0	1.1	1.1	1.2
as percent of net sales	2.2	2.2	1.9	1.5	1.9

Excluding acquisitions, capital expenditures in relation to sales are not expected to be significantly different in 2007, remaining at roughly two percent of sales. However, in addition to the normal capital expenditures there are commitments to repay SEK 0.1 billion of debt and to purchase Redback Networks for USD 1.9 billion, or SEK 13.4 billion, as well as to acquire Entrisphere. With a net cash position at year-end of SEK 40.7 billion, we expect the Company to be able to cover all capital expenditure plans and customer financing commitments for 2007 by using funds generated from operations with no additional borrowings required.

In 2000 and 2001, we disposed of the majority of the real estate properties that we owned. We believe the properties that we now occupy are suitable for our present needs in most locations. As of December 31, 2006, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

Credit ratings

Moody’s credit rating agency raised Ericsson’s credit rating during 2006, while Standard & Poor’s (S&P) last upgraded their ratings in 2005. At year-end, their ratings of Ericsson’s creditworthiness were Baa2 (Baa3) for Moody’s and BBB– for S&P, both considered to be “Investment Grade”.

ERICSSON CREDIT RATINGS YEAR END 2004-2006

	2006	2005	2004
Moody’s	Baa2	Baa3	Ba2
Standard & Poor’s	BBB–	BBB–	BB+

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

RESEARCH AND DEVELOPMENT

A robust R&D program is essential to Ericsson’s competitiveness and future success. With most R&D invested in mobile communications network infrastructure, Ericsson’s program is one of the largest in the industry. The efficiency of the R&D activities has been improved, enabling a faster time to market for new products and increased investments in new areas such as multimedia solutions, while decreasing R&D as a percentage of sales. The Company reduced R&D lead time by more than 20 percent this year and has an ambition to reduce R&D lead times by an additional 30 percent over the next several years, as well as adding as many as 500 research engineers in the areas of multimedia and IP technology.

R&D PROGRAM

	2006	2005	2004
Expenses (SEK billion)	27.9	24.5	23.4
As percent of sales	15.7%	16.1%	17.7%
Employees within R&D at December 31 1)	17,000	16,500	16,000
Patents 1)	22,000	20,000	16,000

1)	The number of employees and patents are approximate.

R&D expenses during 2007, excluding the effects of the acquisition of Redback Networks, are expected to remain at roughly the same level in absolute terms compared with 2006, including the additional research engineers and the amortization of the intangible assets acquired from Marconi.

PARTNERSHIPS AND JOINT VENTURES

During 2006, Sony Ericsson Mobile Communications AB reported strong unit volume and sales increases, which caused income before tax to improve significantly during the year. The improved performance is mainly a result of focusing on imaging, music and enterprise phones, while increasing the number of more affordable models. Sony Ericsson’s ambition is to achieve continued profitable growth by leveraging the opportunities created by the combination of technologies and expertise from the parent companies. The joint venture results are accounted for in accordance with the equity method. For more information, see also Notes to the Consolidated Financial Statements—Note C1, “Significant Accounting Policies”.

SONY ERICSSON RESULTS 2004-2006

	2006	Percent change	2005	2004
Shipments (unit millions)	74.8	46%	51.2	42.3
Sales (EUR m.)	10,959	51%	7,268	6,525
Income before tax (EUR m.)	1,298	154%	512	486
Net income (EUR m.)	997	185%	350	316
Ericsson’s share of earnings (SEK billion)	5.9	157%	2.3	2.1

For more information on transactions with Sony Ericsson, please see also Notes to the Consolidated Financial Statements—Note C30, “Related Party Transactions”.

ACQUISITIONS AND DIVESTITURES

The acquisition of certain assets relating to broadband access, optical and radio transmission systems, data networking and service layer from Marconi was completed on January 23, 2006, with a cash payment equivalent

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

to SEK 17.6 billion. With net assets of SEK 4.0 billion, most of the acquisition costs were related to intellectual property rights, e.g. patents, brands, trade marks, etc., which will be amortized over a ten year period. The acquired businesses were consolidated into Ericsson’s accounts as per January 1, 2006.

During the year, the acquired Marconi businesses were streamlined and fully integrated within Ericsson’s operations. This resulted in a 24 percent reduction of the former Marconi workforce for an estimated annual cost savings of approximately SEK 2.0 billion, with full effect from the fourth quarter of 2006. Restructuring charges were SEK 2.2 billion, of which about one third was utilized during 2006, with the remainder expected to be utilized during the first half of 2007. Of this charge, SEK 1.4 billion relates to the layoff of 1,600 employees and SEK 0.8 billion relates to the termination of IT agreements and facilities contracts that are no longer needed but were pre-paid as part of the acquisition.

During 2006, there were also several small acquisitions made to increase capacity mainly to support the growing systems integration business. To expand the systems product portfolio, the Company also made several small technology acquisitions with Netwise of Sweden, acquired for SEK 0.3 billion, being the largest.

Ericsson’s defense business, Ericsson Microwave Systems AB, and its 40 percent holding in Saab Ericsson Space was sold to Saab AB for SEK 3.8 billion in cash with a capital gain of SEK 3.0 billion. The Ericsson defense business that Saab acquired had sales of approximately SEK 2 billion in 2005 and employed 1,250 employees when ownership was transferred.

In December, Ericsson launched a tender offer to acquire Redback Networks of the US for USD 1.9 billion. The tender offer was successfully concluded on January 25, 2007.

During 2004, Ericsson made a public offer to purchase shares of Ericsson S.P.A. in Italy, increasing Ericsson’s ownership to 93 percent. In the first quarter of 2005, a Residual Public Offer was launched for the remaining shares, and subsequently Ericsson S.P.A. was delisted from the Milan Stock Exchange. In total SEK 2.2 billion was paid out for the shares, of which SEK 0.6 billion in 2005. In 2006, the remaining shares were purchased for SEK 0.1 billion, and the ownership in Ericsson S.P.A. is now 100 percent.

Other than the transactions described above, there were no material acquisitions or divestitures completed during 2004, 2005 or 2006.

MATERIAL CONTRACTS AND CONTRACTUAL OBLIGATIONS

Primary contractual obligations are outlined in the following table. Operating leases are mainly related to offices and production facilities. Purchase obligations are mainly related to outsourced manufacturing, R&D and IT operations and to components for our own manufacturing. Except for those transactions previously described in this report, Ericsson has not been a party to any material contracts over the last three years other than those entered into during the ordinary course of business.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

CONTRACTUAL OBLIGATIONS 2006

	Payment due by period
(SEK million)	Total	<1 year	1-3 years	3-5 years	>5 years
Long-term debt 1) 2)	12,020	427	6,689	4,401	503
Capital lease obligations 3)	2,207	180	334	253	1,440
Operating leases 3)	11,225	2,198	3,318	2,205	3,504
Other non-current liabilities	2,868	187	991	15	1,676
Purchase obligations 4)	8,238	8,238	—	—	—
Commitments for customer financing 2)	6,795	6,795	—	—	—

Total	43,353	18,025	11,332	6,874	7,122

1)	Including interest payments.
2)	See also Notes to the Consolidated Financial Statements—Note C20, “Financial Risk Management and Financial Instruments”.
3)	See also Notes to the Consolidated Financial Statements—Note C27, “Leasing”.
4)	The amounts of purchase obligations are gross, before deduction of any related provisions.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our results of operations and financial condition are based on our consolidated financial statements which have been prepared in accordance with IFRS. The preparation of these financial statements requires management to apply accounting methods and policies that are based on difficult, complex or subjective judgments or on estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates under different assumptions or conditions.

Please see Notes to the Consolidated Financial Statements—Note C2, “Critical Accounting Estimates and Judgments” for more information about the accounting policies that we believe have the most significant impact on Ericsson’s reported results and financial position.

NEW ORGANIZATION

The development of broadband capabilities for both mobile and fixed operators combined with the move toward next-generation networks are expected to create demand for richer multimedia services and accelerate growth opportunities. In this environment, we see the possibility to further strengthen Ericsson’s market and technology leadership by implementing a more customer-oriented organization with three business units, each optimized for a specific, but related, market segment.

Networks includes access, core and transport, as well as cables and power modules, previously reported within Other Operations.

Global Services, consisting of network rollout and professional services, remains unchanged.

Multimedia includes Multimedia systems, as well as mobile platforms and enterprise solutions, both previously reported within Other Operations.

The new organization is in effect as from January 1, 2007.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

CORPORATE GOVERNANCE

Although internal policies and directives for governance and other important rules for managing the Company’s business activities have long been established, we have adapted our work procedures in line with relevant developments in Sweden and the United States regarding reporting, disclosure and other requirements for listed companies as well as changes in legislation, such as the Swedish Companies Act and the US Sarbanes-Oxley Act.

In accordance with the Swedish Code of Corporate Governance, a separate Corporate Governance Report, including an Internal Control section, has been prepared. There have been no amendments or waivers to Ericsson’s Code of Business Ethics for any Director or member of management.

RISK MANAGEMENT

Risk-taking is an inherent part of doing business. Risks are managed in our operational processes where risks are identified, probability of occurrence assessed and potential consequences estimated. Actions are then taken to reduce or mitigate the risk exposures and limit potential unfavorable consequences.

We broadly categorize risks into operational risks and financial risks. Our approach to risk management leverages the scale and diversity of our business activities and balances central coordination with well-defined risk management responsibilities within each operational unit.

For more information on risk management, see also page 121, Risk Factors.

Operational risk management

Risk management has been integrated within the Ericsson Group Management System and each business process. The operational risk management framework applies universally across all business activities and is based on the following principles:

Each risk is owned and managed by an operational unit that is held accountable, and monitored through unit steering boards and Group Management.

Risks are dealt with on three levels: in the strategy process, in annual target setting and within ongoing operations by transaction (customer bid/contract, acquisition, investment, product development project, etc).

Approval limits are clearly established with escalation according to a well-defined delegation of authority.

Certain risks, such as information security/IT risks and physical security as well as insurable risks are centrally coordinated. A crisis management council deals with ad hoc events of a serious nature, as necessary.

Financial risk management

We have an established policy governing the Group’s financial risk management, which is carried out by the Treasury function within the Parent Company and by a Customer finance function. These are both supervised by the Board of Directors’ Finance Committee.

For further information on objectives, policies and strategies for financial risk management, please see Notes to the Consolidated Financial Statements—Note C19, “Interest-Bearing Liabilities” and Note C20, “Financial Risk Management and Financial Instruments”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Foreign exchange risks

With significant transaction volumes in currencies other than SEK, the Company has a net exposure to a number of currencies. The duration of this exposure is also considerable, as many contracts have long lead times between order and delivery. A variety of hedging activities, covering on average the forthcoming 6–9 months, are used to manage foreign exchange risks.

The largest foreign exchange exposure is to the US dollar and related currencies, which represented 49 (46) percent of sales in 2006. Assuming that other foreign exchange exposures remained the same, a 10 percent plus/minus change in the USD/ SEK exchange rate would affect operating income by an estimated plus/minus SEK 3.8 (3.3) billion before any hedging effects. However, these effects may be compensated over time with new contracts with adjusted prices and costs.

Interest rate risks

Ericsson is exposed to interest rate risk through market value fluctuations of certain balance sheet items and through changes in interest expenses and income. Assuming the net cash position remained at SEK 40.7 (50.6) billion, a sustained change in interest rates of plus/minus 0.25 percentage points would have an annual impact on the financial net of approximately plus/minus SEK 72 (135) million.

Credit risk in trade receivables

At year-end 2006, trade receivables amounted to SEK 51.1 (41.2) billion, less allowances of SEK 1.4 (1.4) billion. Extended payment terms for trade credits and overdue amounts are regularly reviewed, and allowances are made to cover any potential losses. Historically, credit losses have been minimal, mainly due to a customer base that largely consists of well established and financially sound network operators.

Customer finance risk

At year-end 2006, gross exposure for customer financing amounted to SEK 4.1 (7.0) billion, of which less than one percent was off-balance sheet. Operators in Central and Eastern Europe, Middle East and Africa represented half of the exposure, with Latin America accounting for most of the rest.

Credit risks are covered by security arrangements in most customer financing agreements, normally in the form of pledges of equipment, pledges of certain of the borrower’s assets and/or pledges of shares in the operating company. In addition to these security arrangements provisions are made and reported as part of selling expenses. Risk provisions amounted to 13 (29) percent of the gross exposure.

Unutilized outstanding customer financing commitments amounted to SEK 6.8 (3.6) billion at year-end.

Financial credit risk

Financial instruments carry an element of risk in that counterparties may be unable to fulfill their payment obligations. All derivative transactions are covered by ISDA Master Agreements to reduce the credit risk. During 2006, no credit losses were incurred from such instruments.

Liquidity and refinancing risk

We expect the Company’s cash-generating capabilities and strong cash position to satisfy any short-term liquidity requirements. During 2006, there have not been any defaults in the payment of principal or interest, or any other material default relating to the indebtedness of Ericsson or any of its subsidiaries.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

CORPORATE RESPONSIBILITY

Effective management of social, environmental and ethical issues can help to assure an enduring capability for value creation and competitive advantage. Ericsson supports the UN Global Compact and its ten guiding principles. We see these principles not only as guiding principles, but also as a prerequisite for sound, long-term business and as such, we are committed to responsible business practices for sustainable economic growth that all our stakeholders benefit from. Our commitment to employees, customers, shareholders and the broader global community is underscored by external recognition of our efforts. During 2006, Ericsson was again included in the FTSE 4Good, the Dow Jones Sustainability Index and the 100 Global Most Sustainable Corporations.

Ericsson publishes a separate Corporate Responsibility Report annually, which provides comprehensive information about our corporate responsibility and related activities.

Human Rights

Ericsson believes that publicly available and affordable telecommunications is a fundamental prerequisite for social and economic development. As one of the world’s largest providers of communications equipment and services, the Company plays a vital role in this process, especially in emerging markets. Ericsson joined The Business Leaders’ Initiative on Human Rights (BLIHR), which aims to find practical applications of the Universal Declaration of Human Rights within a business context and to inspire other businesses to do likewise. Ericsson’s participation in BLIHR reinforces a longstanding commitment to human rights and corporate responsibility activities.

Community Involvement

The Company is committed to being a responsible member of the global society and of the local communities in which we operate. Employees are encouraged and empowered to make a positive contribution to the world around them. Their contributions are of many kinds, determined by our employees according to local needs. They may, for example, be in the fields of health care, social and humanitarian aid, scholarships and other educational support, art and culture, the environment, children’s welfare as well as many other charitable activities.

We believe that telecom by its very nature has a constructive role to play in the proactive engagement in local economic, environmental and social challenges. We are encouraging economic growth in emerging markets through our Communications for All program, which we are convinced will contribute substantially to poverty reduction.

Ericsson Response is a global initiative to rapidly provide IT, communication solutions and telecom experts anywhere in the world in response to human suffering caused by disasters. Ericsson Response assists the disaster relief operations of the UN Office for the Coordination of Humanitarian Affairs (OCHA), UN World Food Programme (WFP) and the International Federation of Red Cross and Red Crescent Societies (IFRC). During 2006, Ericsson Response continued its 2005 support for an additional six months to the earthquake-hit Pakistan. During the crisis in Lebanon, Ericsson Response supported the Telecom Sans Frontiers operations in the country through our office in Lebanon.

Environment and Health

Our most significant environmental impact relates to the energy consumed by our products during their use phase, and we have set ambitious targets in this area. By 2008, the Company intends to improve the energy efficiency of the 3G/WCDMA base station portfolio by a total of 50 percent, compared with 2005 levels. During 2006, the annual incremental improvement target of 25 percent was significantly exceeded.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

The Company is also working actively with green site solutions, including solar, wind, fuel cell and biofuel technologies. Ericsson recently teamed up with the GSM Association’s Development Fund in Nigeria to show that biofuel is a viable option for powering rural base stations. A second biofuel pilot, on a larger scale, is now starting in India. Biofuel-powered networks have the potential to bring socio-economic and environmental benefits to a society, while lowering operators’ total cost of ownership.

We believe that the Company is in compliance with all material environmental, health and safety laws and regulations required by its operations and business activities. Ericsson provides public information on radio waves and health and supports independent research to further increase knowledge in this area. Ericsson currently co-sponsors more than 45 different ongoing research projects related to electromagnetic fields (EMF), radio waves and health, and has since 1996 supported more than 80 studies with a total cost of more than EUR 40 million. Public health authorities and independent expert groups have reviewed the total amount of research and they have consistently concluded that the balance of evidence does not demonstrate any health effects associated with radio wave exposure from either mobile phones or radio base stations.

From August 13, 2005, Ericsson has complied with the EU Directive on Waste Electrical and Electronic Equipment (WEEE). Our global end-of-life treatment program is called the Ecology Management Provision, and was initiated three years before the WEEE requirements became law in the EU. This proactive approach gives Ericsson an effective tool to meet waste-management challenges in all our markets around the world. From July 1, 2006, Ericsson is in compliance with the EU Directive on Reduction of Hazardous Substances (RoHS).

Employees

Every year, an employee satisfaction survey is conducted with a high level of employee participation. In 2006, over 90 (92) percent of employees participated in this survey. The results show improvements in, among others, the areas of Operational Excellence, Work Empowerment & Company Engagement, Co-operation, Learning and Leadership.

Employee headcount at year-end was 63,781 (56,055). Most of the additions were due to the acquisition of Marconi and to support the growing services business. During the year, 6,432 (2,377) employees departed while 14,158 (7,898) joined the company. Please see also Notes to the Consolidated Financial Statements—Note C29, “Information Regarding Employees, Members of the Board of Directors and Management”.

Executive Compensation

The Remuneration Committee continues to be mindful of the debates around the world on executive salaries and benefits. We remain confident that current policies and practices concerning authorization, compliance and control of senior executive compensation within Ericsson are appropriate and reasonable. Principles for remuneration and other employment terms for top executives were approved by the Annual General Meeting 2006, and are further described in Notes to the Consolidated Financial Statements—Note C29, “Information Regarding Employees, Members of the Board of Directors and Management”.

As of December 31, 2006, there were no loans outstanding from, and no guarantees issued to or assumed by Ericsson for the benefit of any member of the Board of Directors or senior management. Please see also Notes to the Consolidated Financial Statements—Note C29, “Information Regarding Employees, Members of the Board of Directors and Management”.

LEGAL AND TAX PROCEEDINGS

Ericsson and Sony Ericsson Mobile Communications are engaged in multiple patent litigations in the US, UK, Germany and the Netherlands, involving GSM/GPRS/EDGE/WCDMA standards against the Korean

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

handset manufacturer Samsung, including proceedings in the US International Trade Commission (ITC) under Section 337 of the Tariff Act of 1930. In ITC, both sides’ complaints are based on respondents’ alleged unlawful importation and sales within the United States of products, that—according to the complainants—infringe several of their US patents. Ericsson and Sony Ericsson, as well as Samsung, seek exclusion orders to stop respondent’s importation of such products into the US.

In October 2005, Ericsson filed a complaint to the European Commission requesting that it investigate and stop US-based Qualcomm’s anti-competitive conduct in the licensing of essential patents for 3G mobile technology. At the same time, Broad-com, NEC, Nokia, Panasonic Mobile Communications and Texas Instruments each filed similar complaints claiming Qualcomm is violating EU competition law and failing to meet the commitments Qualcomm made to international standardization bodies around the world that it would license its technology on fair, reasonable and non-discriminatory terms. In December, 2005, The Commission opened a first-phase investigation. The complainants are still waiting for the Commission’s decision to open a second-phase investigation.

Together with most of the mobile communications industry, Ericsson has been named as a defendant in six class action lawsuits in the United States, where plaintiffs alleged that adverse health effects could be associated with the use of mobile phones. In 2006, plaintiffs voluntarily dismissed four of those lawsuits. The two remaining cases are currently pending in the United States District Court for the District of Maryland and the Superior Court of the District of Columbia.

In another suit filed in the US, Freedom Wireless Inc., a technology company, sued Cingular Wireless LLC and Ericsson, claiming the two defendants built their prepaid wireless telephone service on Freedom Wireless’ patents that allow mobile telephone customers to purchase increments of airtime for any mobile phone.

Ericsson is engaged in litigation with an Australian company, QPSX, in the Federal Court of Australia. QPSX’s claim relates to an alleged breach by Ericsson of a patent license agreement. Ericsson has contested the claim.

In December, 2006, the Stockholm City Court acquitted all current or former employees of the Parent Company who had all been indicted by the Swedish National Economics Crimes Bureau for evasion of tax control. The judgment has in part been appealed by the prosecutor.

Swedish fiscal authorities have disallowed, for income tax purposes, the Parent Company and the subsidiary companies Ericsson Telecom AB and Ericsson Radio Systems AB (renamed Ericsson AB) deductions for sales commission payments via external service companies to sales agents in certain countries. Most of these taxes have been paid. The decision covering the fiscal year 1999 was appealed. In December, 2006, the County Administrative Court in Stockholm rendered a judgment in favor of the fiscal authorities.

BOARD OF DIRECTORS

More information regarding the Board of Directors and its members as well as the Board and its committee activities can be found in the Corporate Governance Report.

Changes to the Board membership

The Board of Directors is elected each year at the Annual General Meeting for the period until the next Annual General Meeting. At the Annual General Meeting on April 10, 2006, Michael Treshow was re-elected Chairman of the Board and Marcus Wallenberg Deputy Chairman. Sverker Martin-Löf was also elected Deputy

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Chairman. Sir Peter L. Bonfield, Ulf J. Johansson, Nancy McKinstry and Carl-Henric Svanberg were re-elected. Börje Ekholm, Katherine Hudson and Anders Nyrén were elected as new members of the Board of Directors.

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

PARENT COMPANY

The Parent Company business consists mainly of corporate management, holding company functions and internal banking activities. The Parent Company business also includes customer credit management performed on a commission basis by Ericsson Credit AB.

The Parent Company is the owner of the majority of intellectual property rights and manages the patent portfolio, including patent applications, licensing and cross-licensing of patents and defending of patents in litigations.

The Parent Company has 7 (8) branch offices. In total, the Group has 51 (51) branch and representative offices.

Net sales for the year amounted to SEK 0.6 (1.1) billion and income after financial items was SEK 13.6 (14.0) billion. Exports accounted for 100 percent of net sales in 2006 (96 percent in 2005). No consolidated companies were customers of the Parent Company’s sales in 2006 or 2005, while 29 percent (27 percent in 2005) of the Company’s total purchases of goods and services were from such companies. Net profits from disposals and write-downs of shares, including Ericsson Microwave Systems AB, contributed SEK 2.9 (6.6) billion to income.

Major changes in the Parent Company’s financial position for the year include decreases in current and non-current receivables from subsidiaries of SEK 31.4 billion and decreases in cash and bank and short-term investments of SEK 21.0 billion. Current and non-current liabilities to subsidiaries decreased by SEK 41.9 billion and current maturities of long-term borrowings decreased by SEK 9.7 billion. At year-end, cash and bank and short-term investments amounted to SEK 54.0 (75.0) billion.

In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 17,051,349 shares from treasury stock were sold or distributed to employees during the year. The quota value of these shares is SEK 17.1 million, representing less than one percent of capital stock, and compensation received amounted to SEK 124.9 million. The holding of treasury stock at December 31, 2006 was 251,013,892 Class B shares. The quota value of these shares is SEK 251.0 million, representing 2 percent of capital stock, and related acquisition cost amounts to SEK 558.6 million.

POST-CLOSING EVENTS

Acquisition of Redback Networks

On December 20, 2006, Ericsson and Redback Networks Inc. (NASDAQ:RBAK) announced the signing of a definitive agreement under which Ericsson would acquire Redback for USD 25.00 per share, or an aggregate price of approximately USD 1.9 billion (SEK 13.4 billion). The acquisition was completed on January 25, 2007.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Redback has over 700 carrier customers in more than 80 countries and employs about 800 people, including 500 R&D engineers. Fifteen of the top 20 network operators worldwide use Redback’s technology, including broadband routers to manage IP-based data, voice and video services. Redback has a strong position in multi-service edge routing technology, which helps carriers deliver broadband, telephony, TV and mobility services over Internet-based infrastructures.

The combination of Redback’s intelligent routing technology and Ericsson’s leading IMS (IP Multimedia Subsystem), optical transport and broadband access puts Ericsson in a leading position in end-to-end IP solutions for both fixed and mobile operators.

Acquisition of Entrisphere

Ericsson announced on February 12, 2007, the acquisition of Entrisphere, a company providing fiber access technology. Entrisphere was founded in 2000 in Santa Clara, California, and employs about 140 people, including important R&D resources.

The Entrisphere acquisition brings a leading IP-based broadband access platform ready for volume deployment compliant with both North American and international standards.

Since its first deployment of fiber access solution in 2003, Entrisphere has worked with major operators to deliver IP-based services to customers across North America. With its GPON solution (Gigabit Passive Optical Network) already in service in North America and the system being evaluated for deployment by leading network operators around the globe, the acquisition forms an important cornerstone in Ericsson’s full service broadband offering.

PROPOSED DISPOSITION OF EARNINGS

The Board of Directors proposes that a dividend of SEK 0.50 (0.45) per share be paid to shareholders duly registered on the Record date of April 16, 2007, and that the Company retains the remaining part of non-restricted equity. The Class B treasury shares held by the Parent Company are not entitled to receive a dividend.

Assuming that no treasury shares remain within the Company on the Record date, the Board of Directors proposes that earnings be distributed as follows:

Amount to be paid to the shareholders	SEK 8,066,129,339
Amount to be retained by the Parent Company	SEK 24,920,658,097

Total non-restricted equityof the Parent Company	SEK 32,986,787,436

As a basis for its proposal for a dividend, the Board of Directors has made an assessment in accordance with Chapter 18, Section 4 of the Swedish Companies Act of the Parent Company’s and the Group’s need for financial resources as well as the Parent Company’s and the Group’s liquidity, financial position in other respects and long-term ability to meet their commitments.

The Group reports an equity ratio of 56.2 (49.0) percent and net cash amounts to SEK 40.7 (50.6) billion.

The Board of Directors has also considered the Parent Company’s and the Group’s position in general. In this respect, the Board of Directors has taken into account known commitments that may have an impact on the financial positions of the Parent Company and its subsidiaries.

The proposed dividend does not limit the Group’s ability to make investments or raise funds and it is our assessment that the proposed dividend is well-balanced considering the nature, scope and risks of the business activities as well as the capital requirements for the Parent Company and the Group.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Telefonaktiebolaget LM Ericsson (publ),

We have completed an integrated audit of Telefonaktiebolaget LM Ericsson (publ)’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheet and the related consolidated income statement, statement of recognized income and expense and cash flow statement present fairly, in all material respects, the financial position of Telefonaktiebolaget LM Ericsson and its subsidiaries at December 31, 2006, and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards as adopted by EU. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the accounting policies, note C1, the Group adopted International Accounting Standards (IAS) 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement in accordance with IFRS as adopted by the EU. The change has been accounted for prospectively from January 1, 2005. Additionally, the Company has adopted the amendment to IAS 19 Employee Benefits as from January 1, 2006, and applied the option for recognition of actuarial gains and losses directly in equity. The option has been applied retrospectively as from January 1, 2004.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in C33.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in “Management’s Report on Internal Control over Financial Reporting”, appearing under Item 15 (b) of the 2006 Annual Report on Form 20-F, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December, 31 2006, based on criteria established in Internal Control-Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers AB

Stockholm, June 7, 2007

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

CONSOLIDATED INCOME STATEMENT

Years ended December 31, SEK million	Notes	2006	2005	2004
Net sales	C3, C4	177,783	151,821	131,972
Cost of sales		-104,487	-82,369	-70,864

Gross margin		73,296	69,452	61,108

Research and development and other technical expenses		-27,921	-24,454	-23,421
Selling and administrative expenses		-21,422	-16,800	-15,921

Operating expenses		-49,343	-41,254	-39,342

Other operating income	C6	5,941	2,491	2,617
Share in earnings of joint ventures and associated companies	C12	5,934	2,395	2,323

Operating income		35,828	33,084	26,706

Financial income	C7	1,954	2,653	3,541
Financial expenses	C7	-1,789	-2,402	-4,081

Income after financial items		35,993	33,335	26,166

Taxes	C8	-9,557	-8,875	-8,330

Net income		26,436	24,460	17,836

Net income attributable to:
Stockholders of the parent company		26,251	24,315	17,539
Minority interest		185	145	297

Other information
Average number of shares, basic (million)		15,871	15,843	15,829
Earnings per share, basic (SEK)	C9	1.65	1.53	1.11
Earnings per share, diluted (SEK)	C9	1.65	1.53	1.11

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

CONSOLIDATED BALANCE SHEET

December 31, SEK million	Notes	2006	2005 1)
ASSETS
Non-current assets
Intangible assets	C10
Capitalized development expenses		4,995	6,161
Goodwill		6,824	7,362
Intellectual property rights		15,649	939

Property, plant and equipment	C11, C26, C27	7,881	6,966
Financial assets	C12
Equity in joint ventures and associated companies		9,409	6,313
Other investments in shares and participations		721	805
Customer financing, non-current		1,921	1,322
Other financial assets, non-current		2,409	2,796
Deferred tax assets	C8	13,564	18,519

		63,373	51,183
Current assets
Inventories	C13	21,470	19,208
Trade receivables	C14	51,070	41,242
Customer financing, current		1,735	3,624
Other current receivables	C15	15,012	12,574

Short-term investments	C20	32,311	39,767
Cash and cash equivalents	C20	29,969	41,738

		151,567	158,153
Total assets		214,940	209,336

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	C16	120,113	101,622
Minority interest in equity of subsidiaries	C16	782	850

		120,895	102,472
Non-current liabilities
Post-employment benefits	C17	6,968	5,891
Provisions, non-current	C18	602	904
Deferred tax liabilities	C8	382	391
Borrowings, non-current	C19, C20	12,904	14,185
Other non-current liabilities		2,868	2,740

		23,724	24,111
Current liabilities
Provisions, current	C18	13,280	17,764
Borrowings, current	C19, C20	1,680	10,784
Trade payables	C22	18,183	12,584
Other current liabilities	C21	37,178	41,621

		70,321	82,753
Total equity and liabilities 2)		214,940	209,336

1)	Ericsson has adopted the new option in IAS 19 to charge actuarial gains/losses directly to equity, as from January 1, 2006. Earlier periods have been restated accordingly. For further information please see Notes to the consolidated statements—Note C17, “Post-employment benefits”.
2)	Of which interest-bearing liabilities and post-employment benefits 21,552 (30,860).

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31, SEK million	Notes	2006	2005	2004
OPERATIONS
Net income attributable to stockholders of the parent company		26,251	24,315	17,539

Adjustments to reconcile net income to cash	C25	6,245	10,845	10,490

		32,496	35,160	28,029

Operating net assets
Inventories		-2,553	-3,668	-3,432
Customer financing, current and non-current		1,186	-641	-65
Trade receivables		-10,563	-5,874	-1,403
Provisions and post-employment benefits		-3,729	-15,574	-1,990
Other operating assets and liabilities, net		1,652	7,266	1,340

Cash flow from operating activities		18,489	16,669	22,479

Investing activities
Investments in property, plant and equipment	C11	-3,827	-3,365	-2,452
Sales of property, plant and equipment		185	362	358
Acquisitions of subsidiaries and other operations	C26	-18,078	-1,210	-1,648
Divestments of subsidiaries and other operations	C26	3,086	30	14
Product development	C10	-1,353	-1,174	-1,146
Other investing activities		-1,070	13	86
Short-term investments		6,180	6,375	-26,050

Cash flow from investing activities		-14,877	1,031	-30,838

Cash flow before financing activities		3,612	17,700	-8,359

Financing activities
Proceeds from issuance of borrowings		1,290	657	1,100
Repayment of borrowings		-9,510	-2,784	-15,407
Sale of own stock and options exercised		124	174	41
Dividends paid		-7,343	-4,133	-292

Cash flow from financing activities		-15,439	-6,086	-14,558

Effect of exchange rate changes on cash		58	-288	214

Net change in cash		-11,769	11,326	-22,703

Cash and cash equivalents, beginning of period		41,738	30,412	53,115

Cash and cash equivalents, end of period	C20	29,969	41,738	30,412

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Stock- holders’ equity	Minority interest	2006	Stock- holders’ equity	Minority interest	2005 1)	Stock- holders’ equity	Minority interest	2004 1)
Years ended December 31, SEK million			Total equity 2)			Total equity 2)			Total equity 2)
Income and expenses recognized directly in equity:
Actuarial gains and lossed related to pensions including payroll tax	440	—	440	-3,221	—	-3,221	-1,059	—	-1,059
Revaluation of other investments in shares and participations
Fair value remeasurement reported in equity	-2	1	-1	-3	—	-3	—	—	—
Transferred to income statement at sale	—	—	—	-147	—	-147	—	—	—
Cash Flow hedges:
Fair value remeasurement of derivatives reported in equity	4,100	—	4,100	-3,961	—	-3,961	—	—	—
Transferred to income statement for the period	-1,990	—	-1,990	1,404	—	1,404	—	—	—
Transferred to balance sheet for the period	99	—	99	—	—	—	—	—	—
Changes in cumulative translation effects due to changes in foreign currency exchange rates	-3,028	-91	-3,119	4,118	147	4,265	-1,200	-65	-1,265
Tax on items reported directly in/or transferred from equity	-769	—	-769	1,523	—	1,523	384	—	384

Total transactions reported in equity	-1,150	-90	-1,240	-287	147	-140	-1,875	-65	-1,940
Net income	26,251	185	26,436	24,315	145	24,460	17,539	297	17,836

Total income and expenses recognized for the period	25,101	95	25,196	24,028	292	24,320	15,664	232	15,896

1)	Ericsson has adopted the new option in IAS 19 to charge actuarial gains/losses to equity, as from January 1, 2006. Earlier periods have been restated accordingly. For further information, please see Notes to the consolidated statements—Note C17, “Post-employment benefits”.
2)	For further information, please see Notes to the consolidated statements—Note C16, “Equity”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

C1    SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements comprise Telefonaktiebolaget LM Ericsson, the Parent Company, and its subsidiaries (“the Company”) and the Company’s interest in associated companies and joint ventures. The Parent Company is domiciled in Sweden at Torshamnsgatan 23, 164 83 Stockholm.

The consolidated financial statements as at and for the year ended December 31, 2006, have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU, RR 30:05 Additional rules for Group Accounting and related interpretations issued by the Swedish Financial Accounting Standards Council (Redovisingsrådet) and the Swedish Annual Accounts Act. For the Company, there is no difference between IFRS and IFRS endorsed by the EU, nor is RR 30:05 or the Swedish Annual Accounts Act in conflict with IFRS.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The financial statements were approved by the Board of Directors on February 23, 2007. The balance sheets and income statements are subject to approval by the annual general meeting of share-holders.

IFRS differ in certain respects from generally accepted accounting principles in the United States (US GAAP). For a description of major differences with respect to Ericsson’s financial statements, information will be provided in a separate note “Reconciliation to Accounting Principles Generally Accepted in the United States” in the annual report on form 20F. The 20F will be filed with SEC in the second quarter of 2007.

Ericsson has applied IFRSs since January 1, 2005. All amounts related to 2004 have been restated in accordance with IFRSs, except for IAS 39, which has been applied as from January 1, 2005, as allowed by IFRS 1.

In 2006, the following amendments to IFRS and new IFRIC:s were adopted:

•

IAS 19 Employee Benefits. As from January 1, 2006, the Company has applied the option for recognition of actuarial gains and losses directly in equity. The option has been applied retrospectively as from January 1, 2004. In note C17 Post Employment Benefits, the effect of the application of the option is disclosed.

•

IAS 21 The Effects of Changes in Foreign Exchange Rates. IAS 21 has been amended in relation to the accounting treatment of Net Investments in a Foreign Operation. This amendment has not had a significant impact on the financial position or result.

•

IAS 39 Financial Instruments: Recognition and Measurement. An amendment to IAS 39 requires a company to include liabilities resulting from financial guarantee contracts in the balance sheet at fair value. This amendment has not had a significant impact on the financial position or result.

•	IFRIC 4 Determining whether an Arrangement contains a Lease. This interpretation has not had a significant impact on the financial position or result.

•

IFRIC 6 Liabilities arising from Participating in a Specific Market—Waste of Electric and Electronical Equipment. This interpretation has not had a significant impact on the financial position or result.

BASIS OF PRESENTATION

The financial statements are presented in millions of Swedish kronor (SEK). They are prepared on a historical cost basis, except for certain financial assets and liabilities that are stated at fair value; derivative financial instruments, financial instruments held for trading, financial instruments classified as available-for-sale and plan assets related to defined benefit plans. Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less cost to sell.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements are prepared in accordance with the purchase method. Accordingly, consolidated stockholders’ equity includes equity in subsidiaries, associated companies and joint ventures earned only after their acquisition.

Subsidiaries

The consolidated financial statements include the accounts of the Parent Company and all subsidiaries and the Companys’ interest in associated companies and joint ventures. Subsidiaries are all companies in which

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Ericsson has an ownership interest and directly or indirectly, including effective potential voting rights, has a voting majority or in which Ericsson by agreement has control of or retains the majority of the residual or ownership risk of the entity. This means that the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. At acquisitions, consolidation is performed from the date control is transferred. At divestments, deconsolidation is made from the date when control ceases.

Intra-group balances, and any unrealized income and expense arising from intra-group transactions, are fully eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Associated companies and joint ventures

Investments in associated companies and joint ventures, where voting stock interest including effective potential voting rights is at least 20 percent but not more than 50 percent, or where a corresponding influence is obtained through agreement, are accounted for according to the equity method. Ericsson’s share of income before taxes is reported in item Share in earnings of joint ventures and associated companies, included in Operating Income. Taxes are included in item Taxes. Unrealized internal profits in inventory as well as other assets in associated companies and joint ventures purchased from subsidiary companies are eliminated in the consolidated accounts in proportion to ownership. Losses in transactions with associated companies and joint ventures are eliminated in the same way as profit unless there is evidence of impairment.

Also when associated companies and joint ventures sell to the Company, unrealized internal profits and losses occur. Eliminations are made also for these profits and losses.

Undistributed earnings of associated companies and joint ventures included in consolidated equity are reported as Retained earnings, subsequent to acquisition.

BUSINESS COMBINATIONS

At the acquisition of a business, an allocation is made of the cost of the business combination in which fair values are assigned to acquired assets, liabilities and contingent liabilities, for example intangible assets such as customer relations, brands and patents, based upon appraisals made. Goodwill arises when the purchase price exceeds the fair value of recognizable acquired net assets.

As from the acquisition date, goodwill acquired in a business combination is allocated to each of the cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination. Corporate assets are allocated to cash-generating units in proportion to each unit’s proportion of net sales. An annual impairment test for the cash-generating units to which goodwill has been allocated is performed in the fourth quarter, or when there is an indication of impairment. An impairment loss is recognized if the carrying amount of the cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of the goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis. The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discount-ed to their present value. An impairment loss in respect of goodwill is not reversed.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

TRANSLATION OF FINANCIAL STATEMENTS IN FOREIGN CURRENCY

For subsidiary companies, joint ventures and associated companies, the functional (business) currency is the currency in which the companies primarily generate and expend cash. Their financial statements plus goodwill related to such companies are translated to SEK by translating assets and liabilities at the closing rate on the balance sheet day and income statement items at average exchange rates, with translation adjustments reported directly in consolidated equity. When a company is disposed of, the corresponding accumulated translation adjustments are recognized in consolidated income.

Effective portions of foreign exchange gains and losses on hedge instruments designated to hedge the net investments in foreign entities are reported directly in consolidated equity, net of tax effects, to offset the translation adjustments above. Ineffective portions of foreign exchange gains and losses are reported in operating income.

REMEASUREMENT OF FOREIGN CURRENCY ITEMS IN INDIVIDUAL COMPANIES

In the financial statements, receivables and liabilities in foreign currencies are measured at year-end exchange rates.

Foreign exchange gains and losses are reported either as operational cost or in financial net. Effects of hedging are reported in the income statement together with the foreign currency exchange gains/losses of the hedged item.

The net difference between foreign exchange gains/losses on operating transactions and gains/losses on hedging through foreign exchange derivatives are reported as adjustments to Cost of sales. Gains and losses on foreign exchange attributable to financial assets are included in financial income and gains and losses related to financial liabilities are included in financial expenses.

IAS 39 was adopted as from January 1, 2005, with early adoption of the amendment related to cash flow hedge accounting of forecast intragroup transactions.

STATEMENT OF CASH FLOWS

The cash flow statement is prepared according to the indirect method. Cash flows from foreign subsidiaries are translated at the average exchange rate during the period. Subsidiaries purchased and/or sold are reported as cash flow from operating investing activities, net of cash.

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

We offer a comprehensive portfolio of telecommunication and data communication systems and services covering a range of technologies. The majority of our products and services are sold as parts of contracts including several items. The nature of the products and services being sold, and the contractual terms taken as a whole, determine the appropriate revenue recognition method. The contracts are of four main types:

•	delivery-type

•	construction-type

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	contracts for various types of services, for example multi-year managed services contracts

•	licenses

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

The profitability of contracts is periodically assessed and provisions for losses are immediately made, with full amounts, when losses are probable.

For delivery-type contracts revenue is recognized when risks and rewards have been transferred to the customer, normally stipulated in contractual terms of trade. For delivery-type contracts that have multiple elements, revenue is allocated to each element based on relative fair values. If there are undelivered elements essential to the functionality of the delivered elements, or, if fair values are not available for all elements, the Company defers the recognition of revenue until all elements essential to the functionality have been delivered or fair values exist for the undelivered elements.

Revenues from construction-type contracts are generally recognized using the percentage-of-completion method. The degree of completion is measured using either the milestone output method or, to a very limited extent, the cost-to-cost method. The terms of construction-type contracts generally define deliverables or milestones for progress billing to the customer, which also well reflect the degree of completion of the contract. In construction-type contracts where the milestone output method is applied, costs incurred pending the completion of milestones are reported as contract work in progress and included in Inventory. Such milestones are in most contracts frequent. The extent to which milestones have been met varies from period to period, and as a consequence the amount of contract work included in inventory may also vary significantly.

Revenue for period service contracts and managed services contracts, covering longer periods is recognized pro rata over the contract period. Revenue for training, consulting, engineering, installation and similar services is generally recognized when the services are provided.

Licenses relate to Mobile platform license revenues which are included in reported Net Sales based on the number of handsets or components produced by the customer. Revenue is recognized when the customer production has been made. License revenues related to third party contracts for utilization of our patents are reported as Other operating revenues.

For sales between consolidated companies, associated companies, joint ventures and segments we apply arm’s length pricing.

EARNINGS PER SHARE

Basic earnings per share are calculated by dividing net income attributable to shareholders of the parent company by the average number of shares outstanding (total number of shares less treasury stock) during the year.

Diluted earnings per share are calculated by dividing net income attributable to shareholders of the parent company by the sum of the average number of ordinary shares outstanding and dilutive potential ordinary shares. Potential ordinary shares are treated as dilutive when, and only when, this reduces earnings per share.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CLASSIFICATION AND MEASUREMENT OF FINANCIAL INSTRUMENTS

IAS 39 was adopted as from January 1, 2005, with early adoption of the amendment related to cash flow hedge accounting of forecast intragroup transactions.

•	Short-term investments are measured at fair value through profit or loss.

•	Investments in equity instruments are recognized at fair value. Subsequent changes in fair value are recognized in equity, adjusted for impairment, which is recognized in the income statement.

•	Loans and borrowings are recognized at fair value, net of transaction costs incurred. Subsequently, loans and borrowings are measured using the amortized cost method less impairment.

•	All derivatives are recognized at fair value. Subsequent changes in fair value of derivatives are recognized in the income statement, unless the derivative is a hedging instrument in

i)	a cash flow hedge of a highly probable forecasted transaction. The effective portion of fair value changes of the derivative is recognized in equity until the hedged transaction affects the income statement, at which moment the accumulated deferred amount in equity is recycled to the income statement.

ii)	a cash flow hedge of a highly probable forecasted transaction that result in the recognition of a non-financial asset or liability. The effective portion of fair value changes of the derivative is recognized in equity until the hedged transaction affects the balance sheet, at which moment the accumulated deferred amount in equity is included in the initial measurement of the acquisition cost of the asset or liability

iii)	a hedge of a net investment in a foreign operation. The effective portion of fair value changes of the derivative is recognized in equity until the hedged investment affects the income statement, at which moment the accumulated deferred amount in equity is recycled to the income statement.

•

For derivatives assigned as fair value hedges, fair value changes of both the derivative and the hedged item, attributable to the hedged risk, are recognized in the income statement and offset each other to the extent the hedge is effective. The Company only applies fair value hedge accounting for hedging fixed interest risk on borrowings.

•

Ericsson’s listed debt instruments (outstanding notes and bond loans) are measured at amortized cost, unless designated as a hedged item in a fair value hedge, when its hedged risk is measured at fair value.

A financial instrument is recognized if the Company becomes a party to the contractual provisions of the instrument. Regular purchases and sales of financial assets are recognized on settlement date. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when they are extinguished.

Foreign exchange gains and losses on operating assets and liabilities are reported as adjustments to Cost of sales. The corresponding reporting for financial items is credited/charged to financial income and expenses respectively.

Gains and losses on derivatives held to offset balance sheet items are reported together with losses and gains on the underlying position.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Each balance sheet date, the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities with changes in fair value recognized in equity, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the security is impaired. If any such evidence exists for these financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss—is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed.

RECEIVABLES AND CUSTOMER FINANCING

Receivables are initially recognized at fair value and subsequently measured at amortized cost, less allowances for impairment charges. Impairment of receivables is assessed when there is objective evidence that the Company will not be able to collect all amounts due according to the original contractual terms. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate at inception. The amount of the provision is recognized in the income statement within selling expenses.

When selling receivables, they are derecognized if substantially all the risks and rewards of ownership of the receivable have been transferred. Separate assets or liabilities are recognized if any rights and obligations are created or retained in the transfer.

Collectibility of the receivables are assessed for purposes of initial revenue recognition. In instances where the exposures are related to guarantees to third parties for customer financing, we have reported the extent of our exposure as contingent liabilities. These contingent liabilities are reported net of risk provisions.

FINANCIAL GUARANTEES

Financial guarantee contracts are initially recognized at fair value (i.e usually the fee received). Subsequently, these contracts are measured at the higher of

•	the amount determined as the best estimate of the expenditure required to settle the obligation according to the guarantee contract, and

•	the recognized fee less cumulative amortization when amortized over the guaranteed period using the straight line method.

INVENTORIES

Inventories are measured at the lower of cost or net realizable value on a first-in, first-out (FIFO) basis.

Risks of obsolescence have been measured by estimating market value based on future customer demand and changes in technology and customer acceptance of new products.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INTANGIBLE ASSETS OTHER THAN GOODWILL

These assets consist of capitalized development expenses and acquired intangible assets, such as patents, customer relations, brands and software, and are stated at cost less accumulated amortization/impairment. Amortization and any impairment losses are included in Research and development and other technical expenses, mainly for capitalized development expenses and patents, Selling and administrative expenses, mainly for customer relations and brands, and Cost of sales.

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

Amortization of acquired intangible assets, mainly intellectual property rights, is made according to the straight-line method over the useful life, normally not exceeding ten years.

The Company has not recognized any intangible assets with indefinite lifetime other than goodwill.

Impairment tests are performed on a regular basis whenever there is an indication of possible impairment. However, intangible assets not yet available for use are tested annually. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount is the higher of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Corporate assets have been allocated to cash-generating units in relation to each unit’s proportion of total net sales. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

PROPERTY, PLANT AND EQUIPMENT

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Depreciation is charged to income, generally on a straight-line basis, over the estimated useful life of each part of an item of property, plant and equipment. Estimated useful lives are, in general, 40 years for buildings, 20 years for land improvements, 3 to 10 years for machinery and equipment, and up to 5 years for rental equipment. Depreciation and any impairment are included in Cost of sales, Research and development and other technical expenses and Selling and administrative expenses.

Impairment testing is performed in the same manner as for Intangible assets other than goodwill as well as recognition or reversal of impairment, see description under Intangible assets other than goodwill above.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

LEASING

Leasing when the Company is the lessee

Leases on terms in which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset, although the depreciation period would not exceed the lease term. Other leases are operating leases, and the leased assets under such contracts are not recognized on the balance sheet.

Costs under operating leases are recognized in the income statement on a straight-line bases over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Leasing when the Company is the lessor

Leasing contracts with the Company as lessor are classified as finance leases when the majority of risks and rewards are transferred to the lessee, and otherwise as operating leases. Under a finance lease, a receivable is recognized at an amount equal to the net investment in the lease and revenue recognized in accordance with the revenue recognition principles.

Under operating leases, an item of property, plant and equipment is reported and revenue as well as depreciation are recognized on a straight-line basis over the lease term.

INCOME TAXES

Income taxes in the consolidated financial statements include both current and deferred taxes. Income taxes are reported in the income statement unless the underlying item is reported directly in equity. For those items the related income tax is also reported directly in equity. A current tax liability or asset is recognized for the estimated taxes payable or refundable for the current year or prior years.

Deferred tax assets are recognized for (i) deductible temporary differences between the book values of assets and liabilities and their tax values and (ii) unutilized tax loss carryforwards. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Temporary differences related to the following are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences related to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

The valuation of deferred tax assets involves assumptions regarding the deductibility of costs not yet subject to taxation and regarding sufficient future taxable income to enable utilization of unused tax losses in different tax jurisdictions. All deferred tax assets are subject to annual review of probable utilization. The largest amounts of tax loss carryforwards are in Sweden, with indefinite period of utilization.

Deferred tax is measured at the tax rate that is expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. An adjustment of deferred tax asset/liability balances due to a change in the tax rate is recognized in the income statement unless it relates to a temporary difference earlier recognized directly in equity, in which case the adjustment is also recognized in equity.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

PROVISIONS

Provisions are made when there are legal or constructive obligations as a result of past events and when it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated. However, the actual outflow as a result of the obligation may differ from such estimate.

The provisions mainly relate to warranty commitments, restructuring, customer financing guarantees and other obligations, such as litigation obligations, contractual discounts, customer contract loss provisions, penalties or claims as well as unresolved income tax and value added tax issues.

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

For losses on customer contracts we record provisions when a loss from a contract is anticipated and possible to estimate reliably. We provide for the estimated future settlements related to patent infringements based on the probable outcome of each infringement. The ultimate outcome or actual cost of settling an individual infringement may vary from our estimate. We estimate the outcome of any potential patent infringement made known to us through assertion and through our own monitoring of patent-related cases in the relevant legal systems. To the extent that we determine that an identified potential infringement will more probably than not result in an outflow of resources, we record a provision based on our best estimate of the expenditure required to settle infringement proceedings.

At various intervals, we give our suppliers and/or subcontractors forecasts of expected purchases and also sometimes commit to minimum purchase levels during a certain period. The agreements often include compensation clauses for the event that material deviations from original plans regarding production volumes or product mix should occur. As a result of actual deviations from committed purchase levels or of received actual claims from these suppliers and/or subcontractors, we make provisions for estimated compensation to such suppliers and/or subcontractors. Additionally, provisions are estimated and accrued for charges as a result of known changes in design specifications that are provided to production subcontractors. Amounts for provisions and subsequent net amounts at settlements are charged to the corresponding item in the income statement, i.e. costs related to component suppliers, production subcontractors and installation subcontractors are included in Cost of sales. Costs regarding development subcontractors are included in Research & development and other technical expenses, and costs related to IT-providers and other services are included in operating expenses or Cost of sales depending on the nature of the service. Such provisions are monitored closely on a regular basis, with any additions/reversals charged or credited to the same account as the initial provision.

POST-EMPLOYMENT BENEFITS

Pensions and other post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the Company’s only obligation is to pay a fixed amount to a separate entity (a fund), and will have no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks fall on the employee. The expenditures for defined contribution plans are recognized as costs during the period when the employee provides service. Under a defined benefit plan it is the Company’s obligation to provide agreed benefits to current and former employees. The related actuarial and investment risks fall on the Company.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The present value of the defined benefit obligations for current and former employees is calculated using the Projected Unit Credit Method. The discount rate for each country is determined by reference to market yields on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations. In countries where there is no deep market in such bonds, the market yields on government bonds are used. The calculations are based upon actuarial assumptions and are as a minimum prepared annually. Actuarial assumptions are the Company’s best estimate of the variables that determine the cost of providing the benefits. When using actuarial assumptions, it is possible that the actual result will differ from the estimated result. These differences are reported as actuarial gains and losses. They are for example caused by unexpectedly high or low rates of employee turnover, changed life expectancy, salary changes, changes in the discount rate and differences between actual and expected return on plan assets. Actuarial gains and losses are recognized in equity in the period in which they occur. The Company’s net commitment for each defined benefit plan consists of the present value of pension commitments less the fair value of plan assets and is recognized net on the balance sheet. When the result is a benefit to the Company, the recognized asset is limited to the total of any cumulative past service cost and the present value of any future refunds from the plan or reductions in future contribution to the plan.

The net of return on plan assets and interest on pension liabilities is reported as financial income or expense, while the current service cost and any other items in the annual pension cost are reported as operating income or expense.

Pension cost calculated according to IAS 19 differs from pension cost calculated according to Swedish GAAP. A special payroll tax is calculated on the difference between IAS 19 and local practice. Payroll taxes are recorded as other current liabilities and are recognized as cost in the income statement. Payroll tax related to actuarial gains and losses are reported in equity together with the recognition of actuarial gains and losses.

SHARE-BASED EMPLOYEE COMPENSATION

Share based compensation only relates to remuneration to employees, including key management personnel.

Stock option plans

Ericsson has chosen not to apply IFRS 2 to equity instruments granted before November 7, 2002, in accordance with IFRS 1 and IFRS 2.

IFRS 2 is applied for one employee equity settled option program granted after November 7, 2002. The vesting period for this program ended during 2005, and Ericsson recognized compensation costs representing the fair value at grant date of the outstanding employee options. In the balance sheet the corresponding amounts are accounted for as equity. The fair value of the options was calculated using an option-pricing model. The total costs were recognized during the vesting period (3 years), i.e. the period during which the employees had to fulfill vesting requirements. When the options are exercised, social security charges are to be paid in certain countries on the value of the employee benefit; generally based on the difference between the market price of the share and the strike price. Such social security charges are accrued during the vesting period.

Stock purchase plans

For stock purchase plans, compensation costs are recognized during the vesting period, based on the fair value of the Ericsson share at the employee’s investment date. The fair value is based upon the share price at investment date adjusted for that no dividends will be received on matching shares prior to matching. The employees pay a price equal to the share price at investment date for the investment shares. The investment date is considered as the grant date. In the balance sheet the corresponding amounts are accounted for as equity. Vesting conditions are

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

non-market based and affect the number of shares that Ericsson will match. For shares under performance-based matching programs, the Company assesses the probability of meeting the performance targets when calculating the compensation costs. Compensation expenses are based on estimates of the number of shares that will match at the end of the vesting period. When shares are matched, social security charges are to be paid in certain countries on the value of the employee benefit. The employee benefit is generally based on the market value of the shares at the matching date. During the vesting period, estimated such social security charges are accrued.

SEGMENT REPORTING

Financial information is provided to the Board for both primary and secondary segments. These segments are subject to risks and returns that are different from those of other segments.

Primary segments

Ericsson has the following business segments:

•	Systems, addressing operators of mobile and fixed public telephone networks. In this segment is included since January 1, 2006, businesses acquired from Marconi.

•	Phones, addressing distributors of mobile handsets to end users. Financial information for this segment consists of our investment in and share in earnings of Sony Ericsson.

•

Other Operations, which consists of a number of different operations addressing different types of customers. Each included operation represents, however, less than 10 percent of total net sales and is therefore considered too small to be reported separately. Included operations are: Network Technologies, Enterprise Systems, Mobile Platform Technology, Power Modules and other. As per September 1, 2006, the major part of the Defense operations was sold and revenue and costs are included in Other operations until that date.

When determining our business segments, we have looked at which market and to what type of customers our products are aimed, and through what distribution channels they are sold, as well as to commonality regarding technology, research and development. The Systems segment is regarded as one business segment, where the business units Access, Systems, Global Services and Broadband Networks represent different product lines. This is due to the close technical relation between included products—they are all integrated components in public telecommunications networks for fixed or mobile communication, subject to common technical systems standards, e.g. GSM, TDMA, CDMA and WCDMA—and due to the common supply and sales through our own sales organization to operators of public networks, with contracts that as a rule include a mix of products and services from several product lines as well as installation.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

BORROWING COSTS

The Company does not capitalize any borrowing costs. These costs are expensed as incurred.

NON-CURRENT ASSETS HELD FOR SALE

Non-current assets held for sale are measured at the lower of carrying amount and fair value less cost to sell. At present, the amounts related to assets held for sale are insignificant.

GOVERNMENT GRANTS

Government grants are recognized when there is a reasonable assurance of compliance with conditions attached to the grants and that the grants will be received.

For Ericsson, government grants are linked to performance of research or development work or to subsidized capital expenditures as governmental stimulus to employment or investments in a certain country or region. Government grants linked to research and development are normally deducted in reporting the related expense whereas grants related to assets are accounted for deducting the grant in arriving at the carrying amount of the asset.

NEW OR AMENDED STANDARDS (IAS/IFRS)

The new or amended standards relate to changes in disclosure or presentation and will therefore have no impact on financial result or position.

•

IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements—Capital Disclosures (effective from January 1, 2007). IFRS 7 introduces new disclosure requirements to improve the information about financial instruments.

The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

•

IFRS 8 Operating Segments. This standard prescribes measurement and presentation of segments and replaces IAS 14 Segment reporting. An entity shall apply this IFRS in its annual financial statements for periods beginning on or after January 1, 2009. The Company plans to apply this new standard as from January 1, 2009.

NEW INTERPRETATIONS (IFRIC:s)

None of the new IFRIC:s are expected to have a significant impact on financial result or position.

The following IFRIC:s shall be applied as from January 1, 2007:

•

IFRIC Interpretation 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies. This Interpretation provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency.

•

IFRIC Interpretation 8 Scope of IFRS 2. This interpretation applies to transactions when the identifiable consideration received appears to be less than the fair value of the equity instruments granted.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	IFRIC Interpretation 9 Reassessment of Embedded Derivatives. Determines when an entity shall reassess the need for an embedded derivative to be separated.

•

IFRIC Interpretation 10 Interim Financial Reporting and Impairment. An entity shall not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

The following IFRIC:s shall be applied as from January 1, 2008:

•

IFRIC Interpretation 11 IFRS 2—Group and Treasury Share Transactions. This interpretation addresses issues in relation to such transactions when grants to equity instruments of the entity are made to employees and treatment of these grants in individual companies.

•	IFRIC Interpretation 12 Service Concession Arrangements. This Interpretation gives guidance on the accounting by operators for public-to-private service concession arrangements.

C2    CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements and application of accounting standards often involve management’s judgment or the use of estimates and assumptions deemed to be reasonable and prudent at the time they are made. However, other results may be derived using different assumptions or estimates and outcomes may occur within the next financial year that could require a material adjustment to the carrying amount of the asset or liability affected. Following are the accounting policies subject to such estimates or assumptions that we believe could have the most significant impact on our reported results and financial position.

REVENUE RECOGNITION

Parts of our sales is generated from large and complex customer contracts. Managerial judgment is applied regarding, among other aspects, contractual performance, estimated total contract costs, degree of completion and conformance with acceptance criteria to determine the amounts of revenue to be recognized and any loss provisions to be made.

INVENTORY VALUATION

Inventories are valued at the lower of cost or net realizable value. Total inventory reserves as of December 31, 2006 amount to SEK 2.6 (2.5) billion or 12 (13) percent of gross inventory. Of the total inventory of SEK 21.5 (19.2) billion, SEK 10.6 (11.6) billion is contract work in progress and SEK 10.9 (7.6) billion is mainly related to components and finished goods. For the contract work in progress inventory, risks are related to the judgements made in relation to revenue recognition, while for the component and finished goods parts, the inventory risks are more related to technological obsolescence and estimates of net realizable values.

DEFERRED TAXES

Deferred tax assets are recognized for temporary differences between reported and taxable income and for unutilized tax loss carryforwards. The largest amounts of tax loss carry-forwards are in Sweden, with an indefinite period of utilization (i.e. with no expiry date). The valuation of tax loss carryforwards and our ability to utilize tax losses is based upon our estimates of future taxable income in different tax jurisdictions and involves assumptions regarding the deductibility of costs not yet subject to taxation.

At December 31, 2006, the value of unutilized tax loss carryforwards amounted to SEK 23,1 (28,0) billion. The deferred tax amounts related to loss carry-forwards are reported as non-current assets.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ACCOUNTING FOR INCOME-, VALUE ADDED- AND OTHER TAXES

Accounting for these items is based upon evaluation of income, value added tax rules and other taxes in all jurisdictions where we perform activities. The total complexity of all rules related to taxes and the accounting for these require management’s involvement in estimates and judgments of probable outcomes.

CAPITALIZED DEVELOPMENT COSTS

Development costs for products that will be sold, leased or otherwise marketed as well as those intended for internal use are capitalized. The starting point for capitalization is based upon management’s judgment that technological and economical feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model. Capitalization ceases and amortization of capitalized development amounts begins when the product is available for general use. Impairment testing is performed thereafter whenever there is an indication of impairment. Intangible assets not yet available for use are tested annually. The definition of amortization period as well as evaluation of future cash flows also requires management’s judgment.

At December 31, 2006, the amount of capitalized development costs amounted to SEK 5.0 (6.1) billion.

INTELLECTUAL PROPERTY RIGHTS AND OTHER ACQUIRED INTANGIBLE ASSETS, OTHER THAN GOODWILL

At initial recognition, future cash flows are calculated, ensuring that the initial carrying values do not exceed the discounted cash flows for the items of this type of assets. Impairment tests are made sub-sequent to initial recognition whenever there is an indication of impairment. At initial recognition and subsequent measurement, management judgements are made, both for assumptions and outcomes of calculations.

At December 31, 2006, the amount of intellectual property rights and other acquired intangible assets, other than goodwill amounted to SEK 15.6 (0.9) billion.

PROVISIONS

Valuation of receivables and exposures in customer financing

We monitor the financial stability of our customers and the environment in which they operate to evaluate the likelihood that the individual receivables will be paid. Total allowances for doubtful accounts as of December 31, 2006, were SEK 1.4 (1.4) billion or 2.7 (3.4) percent of our gross trade receivables.

We regularly assess the credit risk, and based on these assessments we record provisions for outstanding customer financing credits and contingent liabilities, i.e. third party credits under our guarantees. These risk provisions are included in Selling and administrative expenses.

Warranty commitments

Provisions for product warranties are based on historic quality rates as well as assumptions on estimated quality rates for new products and costs to remedy the various types of faults predicted. Total provisions for product warranties as of December 31, 2006, amounted to SEK 3.0 (4.8) billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pension and other post-employment benefits

Accounting for the costs of defined benefit pension plans and other applicable post-employment benefits is based on actuarial valuations, relying on key assumptions for discount rates, expected return on plan assets, future salary increases, turnover rates and mortality tables. The discount rate assumptions are based on rates for high-quality fixed-income investments with durations similar to our pension plans. Expected return on plan assets consider long-term historical returns, allocation of assets and estimates of future long-term investment returns. At December 31, 2006, provisions for pensions and other post-employment benefits amounted to net SEK 6.1 (5.4) billion.

Other provisions

Other provisions are mainly comprised of contractual obligations and penalties with most of the rest for risks associated with patent and other litigations, contractual discounts of uncertain timing or amount, supplier or subcontractor claims and/or disputes, as well as provisions for income tax and value added tax unresolved issues and estimated losses on customer contracts. The nature and type of risks for these provisions differ and judgments related to them receive special attention from the management. At December 31, 2006, Other provisions amounted to SEK 8.6 (11.5) billion.

HEDGE ACCOUNTING AND FOREIGN EXCHANGE RISKS

Foreign exchange risk in highly probable sales in future periods are hedged using foreign exchange derivative instruments designated as cash-flow hedges.

Establishing highly probable sales volumes involves gathering and evaluating sales forecasts for future periods as well as analyzing actual outcome on a regular basis in order to fulfill effectiveness testing requirements for hedge accounting. Deviations in outcome of sales might result in that the requirements for hedge accounting are not fulfilled.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C3    SEGMENT INFORMATION

BUSINESS SEGMENTS (PRIMARY)

2006	Systems	Phones	Other operations	Unallocated		Eliminations	Group
Net sales	167,570	—	10,213	—		—	177,783
Inter-segment sales	141	—	1,376	—		–1,517	—

Total net sales	167,711	—	11,589	—		–1,517	177,783

Share in earnings of JV and associated companies	65	5,852	17	—		—	5,934

Operating income	26,824	5,852	895	2,257	5)	—	35,828

Operating margin (%)	16%	—	8%	—		—	20%
Financial income							1,954
Financial expenses							–1,789

Income after financial items							35,993

Taxes							–9,557

Net income							26,436
Net income attributable to:
stockholders of the parent company							26,251
minority interest							185

Assets 1) 2)	119,453	—	8,463	77,615		—	205,531
Equity in joint ventures and associated companies	1,106	8,041	262	—		—	9,409

Total assets	120,559	8,041	8,725	77,615		—	214,940

Liabilities 3) 4)	60,003	—	3,962	30,080		—	94,045

1)	Segment assets include property, plant and equipment, intangible assets, current and non-current customer financing, accounts receivable, inventory, prepaid expenses, accrued revenues, derivatives and other current assets.
2)	Unallocated assets include mainly cash and cash equivalents, short-term investments and deferred tax assets.
3)	Segment liabilities include accounts payable, provisions, accrued expenses and deferred revenues, advances from customers and other current liabilities.
4)	Unallocated liabilities include accrued interests, tax liabilities, interest-bearing liabilities and post-employment benefits.
5)	Unallocated operating income includes the effect of the divesture of the Defense business by SEK 2,963 million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other segment items

2006	Systems		Phones	Other operations	Unallocated	Eliminations	Group
Property, plant and equipment and intangible assets
Additions/capitalization	20,888	1)	—	1,207	—	—	22,095
Depreciation	-2,874		—	-132	-1	—	-3,007
Amortization	-3,991		—	-209	–37	—	-4,237
Impairment, net of reversals	-225		—	-47	—	—	-272
Restructuring expenses	-2,908		—	—	—	—	-2,908
Gains/losses from divestments	—		—	2,963	-18	—	2,945
Number of employees	59,484		—	4,297	—	—	63,781

1)	Of which related to the Marconi acquisition SEK 15.4 billion.

GEOGRAPHICAL SEGMENTS (SECONDARY)

2006	Net sales	Total assets	Additions/ capitalization of PP&E and intangible assets	Number of employees
Western Europe	51,938	158,773	20,653	38,432
—of which Sweden	6,566	125,578	17,819	19,094
Central and Eastern Europe, Middle East and Africa	50,301	8,598	151	6,325
Asia Pacific	43,202	24,394	415	10,388
—of which China	11,766	9,088	206	3,938
North America	15,862	10,893	798	4,138
—of which United States	13,873	10,231	739	2,582
Latin America	16,480	12,282	78	4,498

Total	177,783	214,940	22,095	63,781

—of which EU	55,888	159,310	20,709	39,818

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

BUSINESS SEGMENTS (PRIMARY)

2005	Systems	Phones	Other operations	Unallocated5)	Eliminations	Group5)
Net sales	141,986	—	9,835	—	—	151,821
Inter-segment sales	113	—	1,061	—	-1,174	—

Total net sales	142,099	—	10,896	—	-1,174	151,821

Share in earnings of JV and associated companies	118	2,257	20	—	—	2,395

Operating income	30,885	2,257	283	-341	—	33,084

Operating margin (%)	22%	—	3%	—	—	22%
Financial income						2,653
Financial expenses						-2,402

Income after financial items						33,335

Taxes						-8,875

Net income						24,460
Net income attributable to:
stockholders of the parent company						24,315
minority interest						145

Assets1) 2)	85,958	—	10,541	106,524	—	203,023

Equity in joint ventures and associated companies	1,185	5,044	84	—	—	6,313

Total assets	87,143	5,044	10,625	106,524	—	209,336

Liabilities3) 4)	60,670	—	6,461	39,733	—	106,864

1)	Segment assets include property, plant and equipment, intangible assets, current and non-current customer financing, accounts receivable, inventory, prepaid expenses, accrued revenues, derivatives and other current assets.
2)	Unallocated assets include mainly cash and cash equivalents, short-term investments and deferred tax assets.
3)	Segment liabilities include accounts payable, provisions, accrued expenses and deferred revenues, advances from customers and other current liabilities.
4)	Unallocated liabilities include accrued interests, tax liabilities, interest-bearing liabilities and post-employment benefits.
5)	Ericsson has adopted the option in IAS 19 to recognize actuarial gains or losses directly to equity, and year 2005 figures have been restated accordingly.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other segment items

2005	Systems	Phones	Other operations	Unallocated5)	Eliminations	Group5)
Property, plant and equipment and intangible assets
Additions/capitalization	5,166	—	438	—	—	5,604
Depreciation	-2,676	—	-127	-1	—	-2,804
Amortization	-2,976	—	-377	84	—	-3,269
Impairment, net of reversals	271	—	—	—	—	271
Number of employees	50,107	—	5,948	—	—	56,055

GEOGRAPHICAL SEGMENTS (SECONDARY)

2005	Net sales	Total assets2)	Additions/ capitalization of PP&E and intangible assets	Number of employees
Western Europe	41,940	154,159	4,565	35,679
— of which Sweden	6,110	133,448	3,502	21,178
Central and Eastern Europe, Middle East and Africa1)	40,911	7,891	113	4,533
Asia Pacific1)	30,463	20,290	285	8,550
— of which China	11,544	8,964	123	3,601
North America	19,432	13,754	552	3,911
— of which United States	17,904	12,988	453	2,113
Latin America	19,075	13,242	89	3,382

Total	151,821	209,336	5,604	56,055

— of which EU	45,288	154,075	4,628	36,482

1)	Restated for change of geographical segment for Pakistan.
2)	Ericsson has adopted the option in IAS 19 to recognize actuarial gains or losses directly to equity, and year 2005 figures have been restated accordingly.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

BUSINESS SEGMENTS (PRIMARY)

2004	Systems	Phones	Other operations	Unallocated	Eliminations	Group
Net sales	121,549	—	10,423	—	—	131,972
Inter-segment sales	1,348	—	966	—	–2,314	—

Total net sales	122,897	—	11,389	—	–2,314	131,972

Share in earnings of JV and associated companies	90	2,143	68	22	—	2,323

Operating income	23,187	2,143	1,298	78	—	26,706

Operating margin (%)	19%	—	11%	—	—	20%
Financial income						3,541
Financial expenses						-4,081

Income after financial items						26,166

Taxes						-8,330

Net income						17,836
Net income attributable to:
stockholders of the parent company						17,539
minority interest						297

Assets1) 2)	66,973	—	9,452	105,606	—	182,031
Equity in joint ventures and associated companies	961	3,092	97	5	—	4,155

Total assets	67,934	3,092	9,549	105,611	—	186,186

Liabilities3) 4)	54,728	—	6,627	43,329	—	104,684

1)	Segment assets include property, plant and equipment, intangible assets, current and non-current customer financing, accounts receivable, inventory, prepaid expenses, accrued revenues, derivatives and other current assets.
2)	Unallocated assets include mainly cash and cash equivalents, short-term investments and deferred tax assets.
3)	Segment liabilities include accounts payable, provisions, accrued expenses and deferred revenues, advances from customers and other current liabilities.
4)	Unallocated liabilities include accrued interests, tax liabilities, interest-bearing liabilities and post-employment benefits.

Other segment items

2004	Systems	Phones	Other operations	Unallocated	Eliminations	Group
Property, plant and equipment and intangible assets
Additions/capitalization	3,898	—	399	—	—	4,297
Depreciation	-2,224	—	-209	-1	—	-2,434
Amortization	-4,381	—	-82	11	—	-4,452
Impairment, net of reversals	-22	—	-61	-35	—	-118

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

GEOGRAPHICAL SEGMENTS (SECONDARY)

2004	Net sales	Additions/ capitalization of PP&E and intangible assets
Western Europe	40,542	3,571
—of which Sweden	6,180	2,868
Central and Eastern Europe, Middle East and Africa2)	33,075	86
Asia Pacific2)	28,406	227
—of which China	12,298	130
North America	15,471	320
—of which United States	13,984	165
Latin America	14,478	93

Total	131,972	4,297

—of which EU1)	42,366	3,620

1)	Restated due to new members in EU as of May, 2004.
2)	Restated for change of geographical segment for Pakistan.

C4    REVENUES

The majority of Ericsson’s products and services are sold as parts of contracts including multiple elements. The nature of the products and services being sold, and the contractual terms taken as a whole, determine the appropriate revenue recognition method. The contracts are of three main types:

	2006	2005	2004
Sales of equipment and network rollout	142,191	125,856	110,985
Of which:
—Delivery-type contracts	127,639	107,844	87,666
—Construction-type contracts	14,552	18,012	23,319
Service sales	32,380	23,477	19,301
Licenses	3,212	2,488	1,686

Net sales	177,783	151,821	131,972

Other revenues
Capital gains and other operating revenues	6,192	2,760	3,119
Interest income	1,774	2,310	3,346
Dividends	7	9	8

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C5    EXPENSES BY NATURE

	2006	2005	2004
Goods and services	108,033	86,630	71,842
Amortization and depreciation	7,244	6,073	6,886
Impairments, net of reversals	876	508	2,786
Employee remunerations	42,821	34,458	32,356
Interest expenses	1,789	2,402	4,081
Taxes	9,557	8,875	8,330

Expenses incurred	170,320	138,946	126,281
Less:
Inventory changes1)	3,791	2,872	2,526
Additions to Capitalized development	1,353	1,174	1,138

Expenses charged to the Income Statement	165,176	134,900	122,617

1)	The inventory changes are based on changes of inventory values prior to allowances (gross value).

C6    OTHER OPERATING INCOME

	2006	2005	2004
Gains on sales of intangible assets and PP&E	27	29	111
Losses on sales of intangible assets and PP&E	-158	-120	-229
Gains on sales of investments and operations	3,038	205	510
Losses on sales of investments and operations	-93	-149	-273

Capital gains/losses, net	2,814	-35	119

Other operating revenues	3,127	2,526	2,498

Total other operating income	5,941	2,491	2,617

The gains on sales of investments and operations for 2006 mainly relate to the sale of Ericsson Microwave Systems in the third quarter.

C7    FINANCIAL INCOME AND EXPENSES

	2006	2005	2004
Financial income
Income from securities and receivables accounted for as non-current assets	369	293	354
Other interest income and similar Profit/loss items	1,585	2,360	3,187

Total	1,954	2,653	3,541

Financial expenses
Interest expenses and similar profit/loss items	-1,789	-2,402	-4,081

Financial net	165	251	-540

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C8    TAXES

INCOME STATEMENT

The following items are included in Taxes:

	2006	2005	2004
Current income taxes for the year	-4,565	-3,635	-2,324
Current income taxes related to prior years	-169	138	-637
Deferred tax income/expense (–) related to temporary differences	-3,582	-4,753	-4,635
Share of taxes in joint ventures and associated companies	-1,241	-625	-734

Taxes	-9,557	-8,875	-8,330

A reconciliation between actual tax income (– expense) for the year and the theoretical tax income (– expense) that would arise when applying statutory tax rate in Sweden, 28 percent on income before taxes is shown in the table:

	2006	2005	2004
Income after financial items	35,993	33,335	26,166

Tax rate in Sweden (28%)	-10,078	-9,334	-7,327
Effect of foreign tax rates	-156	-489	-286
Current income taxes related to prior years	-169	138	-637
Benefits from temporary differences of prior periods used to reduce deferred tax expense	505	380	—
Tax effect of expenses that are non-deductible for tax purpose	-1,333	-515	-910
Tax effect of income that are non-taxable for tax purpose	1,608	944	855
Tax effect of changes in tax rates	66	1	-27

Taxes	-9,557	-8,875	-8,330

BALANCE SHEET

Deferred tax assets and liabilities

Tax effects of temporary differences, including unutilized tax loss carryforwards, have resulted in deferred tax assets and liabilities as follows:

	2006	2005
Deferred tax assets	13,564	18,519
Deferred tax liabilities	382	391

Deferred tax assets relate to tax loss carryforwards of SEK 6,756 million and temporary differences of SEK 6,808 million, which are related to deferred tax on eliminated group adjustments SEK 1,391 million, warranty commitments SEK 787 million, obsolescence allowance SEK 609 million, allowance for receivables SEK 375 million and other provisions and accruals SEK 3,646 million.

Deferred tax asset are amounts recognized in countries where we expect to be able to generate corresponding taxable income in the future to benefit from tax reductions. The significant tax loss carryforwards are related to countries with long or indefinite periods of utilization, mainly Sweden and the US. Of the total deferred tax assets for tax loss carryforwards, SEK 6,756 million, SEK 5,271 million relate to Sweden with indefinite time of utilization.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

With our strong current financial position and profitability during 2006, we have been able to use part of our tax loss carryforwards during the year, and we are convinced that Ericsson will be able to generate sufficient income in the coming years to utilize also remaining parts.

Deductible temporary differences and unused tax losses for which no deferred tax asset is recognized in the balance sheet amounted to approximately SEK 80 million.

Investments in subsidiaries

Due to losses in certain subsidiary companies, the book value of certain investments in those subsidiaries are less than the tax value of these investments. Since deferred tax assets have been reported with respect also to losses in these companies, and due to the uncertainty as to which deductions can be realized in the future, no additional deferred tax assets are reported.

Tax loss carryforwards

Deferred tax assets regarding unutilized tax loss carryforwards are reported to the extent that realization of the related tax benefit through the future taxable profits is probable also when considering the period during which these can be utilized, as described below.

At December 31, 2006, these unutilized tax loss carryforwards amounted to SEK 23,137 (28,034) million. The tax effect of these tax loss carryforwards are reported as an asset.

The final years in which these loss carryforwards can be utilized are shown in the following table:

Year of expiration	Tax loss carryforwards	Tax effect
2007	33	6
2008	100	32
2009	128	41
2010	388	125
2011	350	114
2012 or later	22,138	6,438

Total	23,137	6,756

Tax effects reported directly to stockholders’ equity

Tax effects reported to equity amount to SEK –769 (1,523)million, of which hedge accounting SEK –676 million and actuarial gains/losses on pensions SEK –93 million.

C9    EARNINGS PER SHARE

	2006	2005	2004
Net income attributable to stockholders of the parent company (SEK million)	26,251	24,315	17,539
Average number of shares outstanding, basic (millions)	15,871	15,843	15,829
Earnings per share, basic (SEK)	1.65	1.53	1.11

Net income attributable to stockholders of the parent company (SEK million)	26,251	24,315	17,539
Average number of shares outstanding, diluted (millions) 1)	15,943	15,907	15,895

Earnings per share, diluted (SEK)	1.65	1.53	1.11

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1)	Includes the sum of the average number of ordinary shares outstanding and dilutive potential ordinary shares for Ericsson’s stock option and purchase plans.

The number of dilutive shares for option programs was 17.5 million and for stock purchase programs 54.7 million, as per December 31, 2006.

C10    INTANGIBLE ASSETS

	Capitalized development costs				Goodwill	Intellectual property rights
2006	To be marketed	Acquired costs for internal use	Internal costs, for internal use	Total		Licenses trademarks and similar rights		Patents and acquired research and development		Total
Accumulated acquisition costs
Opening balance	11,983	1,638	1,094	14,715	7,362	1,065		1,373		2,438
Acquisitions	1,353	—	—	1,353	163	792		363		1,155
Balances regarding divested/ acquired businesses	—	—	—	—	—	3,711	1)	11,937	1)	15,648
Sales/disposals	-948	-36	-24	-1,008	—	-173		-188		-361
Translation difference for the year	—	—	—	—	-701	-78		-6		-84

Closing balance	12,388	1,602	1,070	15,060	6,824	5,317		13,479		18,796

Accumulated amortization
Opening balance	-5,192	-1,549	-1,033	-7,774	—	-882		-603		-1,485
Amortization for the year2)	-2,195	-49	-33	-2,277	—	-452		-1,508		-1,960
Sales/disposals	948	36	24	1,008	—	110		155		265
Translation difference for the year	—	—	—	—	—	44		3		47

Closing balance	-6,439	-1,562	-1,042	-9,043	—	-1,180		-1,953		-3,133

Accumulated impairment losses
Opening balance	-716	-38	-26	-780	—	—		-14		-14
Impairment losses for the year	-242	—	—	-242	—	—		—		—

Closing balance	-958	-38	-26	-1,022	—	—		-14		-14

Net carrying value	4,991	2	2	4,995	6,824	4,137		11,512		15,649

1)	As per January 1, 2006, Ericsson acquired assets of Marconi telecommunications operations. The acquisition consists of IPR, SEK 11.7 billion, and brands and customer relationships, SEK 3.6 billion. The remaining amortization period related to the intellectual property rights acquired from Marconi is nine years.
2)	No intangible assets other than goodwill have indefinite useful lives.

Amortization and impairment losses for capitalized development costs is reported as research and development and other technical expenses.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The goodwill is allocated to the business segment Systems, representing one cash-generating unit due to that the goodwill is related to acquisitions of internet protocol (IP) competence and know-how. IP technology is an integrated part of the products within Systems and separate prices are not defined or invoiced to the customers for this technology. The estimates used for measuring the recoverable amounts for goodwill per cash-generating unit include mainly assumptions for the following key parameters:

•	sales growth,

•	development of operating margin, reduced with estimated tax expense,

•	capital expenditure requirements, including working capital

The assumptions, approved by management, are based on available industry sources that provide estimates of the number of mobile subscribers. The number of global subscriptions is estimated to grow from 2.7 billion to more than 4 billion within five years. The minutes of usage per user will also continue to increase. Impairment testing is based on the premise that changes for the main assumptions are in line with the development for the global subscriber growth, based on detailed assumptions for four years, with a slight decrease thereafter. The impairment test for goodwill has not resulted in any impairment. A number of tests of sensivity have been made, for example the effect of a growth of just one percent per year. None of these tests indicate impairment. The management’s view is that it is unlikely that an outcome for the key parameters will occur that would result in impairment. A pre-tax discount rate of 12 percent has been applied for the discounting of projected cash flows.

	Capitalized development costs				Goodwill	Intellectual property rights
2005	To be marketed	Acquired for internal use	Internal costs, for internal use	Total		Licenses trademarks and similar rights	Patents and acquired research and development	Total
Accumulated acquisition costs
Opening balance	11,876	1,638	1,094	14,608	5,766	1,022	1,118	2,140
Acquisitions	1,174	—	—	1,174	512	38	515	553
Balances regarding divested/ acquired businesses	—	—	—	—	—	11	—	11
Sales/disposals	-1,067	—	—	-1,067	—	-73	-276	-349
Translation difference for the year	—	—	—	—	1,084	67	16	83

Closing balance	11,983	1,638	1,094	14,715	7,362	1,065	1,373	2,438

Accumulated amortization
Opening balance	-3,458	-1,424	-950	-5,832	—	-901	-477	-1,378
Amortization for the year	-2,801	-125	-83	-3,009	—	-8	-252	-260
Balances regarding divested/ acquired businesses	—	—	—	—	—	-7	—	-7
Sales/disposals	1,067	—	—	1,067	—	78	134	212
Translation difference for the year	—	—	—	—	—	-44	-8	-52

Closing balance	-5,192	-1,549	-1,033	-7,774	—	-882	-603	-1,485

Accumulated impairment losses
Opening balance	-621	-38	-26	-685	—	—	-14	-14
Impairment losses for the year	-95	—	—	-95	—	—	—	—

Closing balance	-716	-38	-26	-780	—	—	-14	-14

Net carrying value	6,075	51	35	6,161	7,362	183	756	939

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C11    PROPERTY, PLANT AND EQUIPMENT

2006	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in process and advance payments	Total
Accumulated acquisition costs
Opening balance	3,512	5,200	17,146	287	26,145
Additions	772	931	1,264	860	3,827
Balances regarding divested/acquired businesses	624	8	-337	11	306
Sales/disposals	-47	-1,036	-2,448	-45	-3,576
Reclassifications	21	59	552	-632	—
Translation difference for the year	-331	-157	-1,042	-24	-1,554

Closing balance	4,551	5,005	15,135	457	25,148

Accumulated amortization
Opening balance	-1,119	-4,285	-13,106	—	-18,510
Depreciation for the year	-206	-706	-2,095	—	-3,007
Balances regarding divested/acquired businesses	—	156	542	—	698
Sales/disposals	40	1,043	2,178	—	3,261
Reclassifications	28	2	-30	—	—
Translation difference for the year	45	111	773	—	929

Closing balance	-1,212	-3,679	-11,738	—	-16,629

Accumulated impairment losses, net
Opening balance	-359	-145	-165	—	-669
Impairment losses for the year	—	-11	-50	—	-61
Reversals of impairment losses	—	—	31	—	31
Balances regarding divested/acquired businesses	—	—	—	—	—
Sales/disposals	—	—	—	—	—
Translation difference for the year	53	2	6	—	61

Closing balance	-306	-154	-178	—	-638

Net carrying value	3,033	1,172	3,219	457	7,881

Contractual commitments for the acquisition of property, plant and equipment as per December 31, 2006, amounted to SEK 190 (1,448) million. The reversal of impairment losses have been reported under Cost of sales.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2005	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in process and advance payments	Total
Accumulated acquisition costs
Opening balance	2,657	5,306	15,350	303	23,616
Additions	461	405	1,745	754	3,365
Balances regarding divested/acquired businesses	14	-14	24	—	24
Sales/disposals	-196	-582	-2,001	-17	-2,796
Reclassifications	229	-121	659	-767	—
Translation difference for the year	347	206	1,369	14	1,936

Closing balance	3,512	5,200	17,146	287	26,145

Accumulated amortization
Opening balance	-583	-4,374	-11,652	—	-16,609
Depreciation for the year	-366	-489	-1,949	—	-2,804
Balances regarding divested/acquired businesses	-3	13	-21	—	-11
Sales/disposals	96	562	1,685	—	2,343
Reclassifications	-4	173	-169	—	—
Translation difference for the year	-259	-170	-1,000	—	1,429

Closing balance	-1,119	-4,285	-13,106	—	-18,510

Accumulated impairment losses, net
Opening balance	-482	-148	-532	—	-1,162
Impairment losses for the year	—	-14	—	—	-14
Reversals of impairment losses	43	—	337	—	380
Balances regarding divested/acquired businesses	-1	—	—	—	-1
Sales/disposals	—	—	—	—	—
Translation difference for the year	81	17	30	—	128

Closing balance	-359	-145	-165	—	-669

Net carrying value	2,034	770	3,875	287	6,966

C12    FINANCIAL ASSETS

EQUITY IN JOINT VENTURES AND ASSOCIATED COMPANIES

	Joint ventures		Associated companies		Total
	2006	2005	2006	2005	2006	2005
Opening balance	5,038	3,092	1,275	1,063	6,313	4,155
Share in earnings	5,852	2,257	82	138	5,934	2,395
Taxes	-1,237	-604	-4	-21	-1,241	-625
Translation difference for the year	-422	286	-9	92	-431	378
Change in hedge reserve	-30	7	—	—	-30	7
Dividends	-1,160	—	-102	-32	-1,262	-32
Capital contributions	—	—	201	33	201	33
Reclassification	—	—	-8	2	-8	2
Disposals	—	—	-67	—	-67	—

Closing balance	8,041	5,038	1,368	1,275	9,409	6,313

Goodwill, net, amounts to SEK 18 (21) million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ERICSSON’S SHARE OF ASSETS, LIABILITIES AND INCOME IN JOINT VENTURE SONY ERICSSON MOBILE COMMUNICATIONS

Non-current assets	1,963
Current assets	21,268
Non-current liabilities	87
Current liabilities	15,103

Net assets	8,041

Net sales	50,770
Income after financial items	6,006
Income taxes for the year	-1,237

Net income	4,769

Net income attributable to:
Stockholders of the Parent Company	4,615
Minority interest	154
Assets pledged as collateral	18
Contingent liabilities	56

Both these companies apply IFRS in the reporting to Ericsson.

ERICSSON’S SHARE OF ASSETS, LIABILITIES AND INCOME IN ASSOCIATED COMPANY ERICSSON NIKOLA TESLA D.D.1)

Non-current assets	367
Current assets	804
Non-current liabilities	1
Current liabilities	222

Net assets	948

Net sales	1,014
Income after financial items	164
Income taxes for the year	-19

Net income	145

Net income attributable to:
Stockholders of the Parent Company	145
Minority interest	—
Assets pledged as collateral	4
Contingent liabilities	39

1)	Ericsson’s share is 49 percent.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

OTHER FINANCIAL ASSETS

	Other investments in shares and participations			Customer financing, non-current			Derivatives hedging non-current liabilities with a positive value		Other financial assets, non-current
	2006		2005	2006		2005	2006	2005	2006		2005
Accumulated acquisition costs
Opening balance	2,336		2,318	2,372		4,330	716	—	3,199		2,312
Effect of changed accounting principle, IAS 39	—		256	—		—	—	937	—		—
Additions	82		26	1,760		689	—	—	617	3)	1,888
Balances regarding divested/acquired businesses	—		—	—		—	—	—	-84		—
Disposals/repayments/deductions	-286		-467	-1,755		-2,215	—	—	-149		-1,191
Reclassifications	—		-2	-35		-697	—	-401	—		—
Revaluation	—		—	—		—	-600	180	—		—
Translation difference for the year	-133		205	-72		265	—	—	-136		190

Closing balance	1,999		2,336	2,270		2,372	116	716	3,447		3,199

Accumulated impairment losses/allowances
Opening balance	-1,531		–1,775	-1,050		-2,180	—	—	-1,119		-1,076
Effect of changed accounting principle, IAS 39	—		155	—		—	—	—	—		—
Impairment losses/allowances for the year	-8		-1	-84		–128	—	—	-81		12
Balances regarding divested businesses	—		—	—		—	—	—	—		—
Disposals/repayments/deductions	155		225	727		807	—	—	—		—
Reclassifications	—		—	31		559	—	—	—		—
Translation difference for the year	106		-135	27		-108	—	—	46		-55

Closing balance	-1,278		-1,531	-349	2)	-1,050	—	—	-1,154		-1,119

Net carrying value	721	1)	805	1,921		1,322	116	716	2,293		2,080

1)	Fair value per December 31, 2006, for listed shares was SEK 6 (8) million with a net carrying value of SEK 6 (8) million.
2)	Impairment losses are included in Selling expenses due to the close relation to operations.
3)	Additions include funded pension plans with net assets of SEK 381 (453) million. For further information, see Note C17, “Post-employment benefits”.

C13    INVENTORIES

	2006	2005
Raw materials, components and consumables	6,902	4,699
Manufacturing work in progress	213	139
Finished products and goods for resale	3,781	2,770
Contract work in progress	11,171	12,753
Less advances from customers	-597	-1,153

Inventories, net	21,470	19,208

Reported amounts are net of obsolescence allowances of SEK 2,578 (2,519) million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MOVEMENTS IN OBSOLESCENCE ALLOWANCES

	2006	2005
Opening balance	2,519	3,146
Additions	857	785
Utilized	-693	-1,560
Translation difference for the year	-81	148
Balances regarding acquired/divested businesses	-24	—

Closing balance	2,578	2,519

Contract work in progress includes amounts related to construction-type contracts as well as other contracts with ongoing work in progress.

The cost of inventories recognized as an expense and included in Cost of sales was SEK 54,479 (44,662) million.

CONSTRUCTION-TYPE CONTRACTS IN PROGRESS

	2006	2005
For construction-type contracts in progress:
Aggregate amounts of costs incurred	12,255	23,244	1)
Aggregate amount of recognized profits (less recognized losses)	1,735	6,416	1)
Gross amount due from customers2)	1,537	537
Gross amount due to customers3)	785	4,118	1)

1)	A significant part of these amounts relate to contracts in the Defense business sold in September, 2006.
2)	For all contracts in progress for which costs incurred plus recognized profits (less recognized losses) exceeds progress billings.
3)	For all contracts in progress for which progress billings exceed costs incurred plus recognized profits (less recognized losses).

The aggregate amounts of costs incurred relate to all construction-type contracts that where not finalized as per December 31, 2006 and include all costs incurred since the start of these projects, including any costs incurred prior to January 1, 2006. Net sales for construction-type contracts for 2006 amounts to SEK 14,552 million, see note C4, “Revenues”.

C14    TRADE RECEIVABLES

	2006	2005
Trade receivables excluding associated companies and joint ventures	51,846	42,198
Allowances for impairment of receivables	-1,372	-1,382

Trade receivables, net	50,474	40,816
Trade receivables related to associated companies and joint ventures	596	426

Total	51,070	41,242

Days sales outstanding were 86 (81) in December, 2006.

Retention receivables recognized as revenues were SEK 4,680 (3,940) million as of December 31, 2006.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MOVEMENTS IN ALLOWANCES FOR IMPAIRMENT OF RECEIVABLES

	2006	2005
Opening balance	1,382	1,782
Additions	686	916
Utilized	-139	-1,185
Reversal of excess amounts	-527	-185
Reclassification	56	-60
Translation difference for the year	-86	114

Closing balance	1,372	1,382

C15    OTHER CURRENT RECEIVABLES

	2006	2005
Prepaid expenses	2,212	1,997
Accrued revenues	1,124	1,998
Advance payments to suppliers	666	517
Derivatives with a positive value	3,802	1,347
Other	7,208	6,715

Total	15,012	12,574

The major item within “other” is value added tax.

C16    EQUITY

Capital stock 2006

Capital stock at December 31, 2006, consisted of the following:

Parent company	Number of shares	Capital stock
Class A shares	1,308,779,918	1,309
Class B shares	14,823,478,760	14,823

Total	16,132,258,678	16,132

The capital stock of the Company is divided into two classes: Class A shares (quota value SEK 1.00) and Class B shares (quota value SEK 1.00). Both classes have the same rights of participation in the net assets and earnings of the Company. Class A shares, however, are entitled to one vote per share while Class B shares are entitled to one tenth of one vote per share. No class C shares, each carrying one-thousandth of one vote, currently exist.

The total number of treasury shares at December 31, 2006, was 251,013,892 (268,065,241 in 2005, 299,715,117 in 2004) Class B shares. The number of treasury shares decreased during 2006 due to delivery and sale of shares in relation to the Stock Purchase Plans and the Stock Option Plans.

RECONCILIATION OF NUMBER OF SHARES

	Number of shares	Capital stock
Number of shares, Jan 1, 2006	16,132,258,678	16,132
Number of shares, Dec 31, 2006	16,132,258,678	16,132

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividend proposal

The Board of Directors will propose to the Annual General Meeting a dividend of SEK 0.50 per share.

	Capital stock	Additional paid in capital	Revaluation of other investments in shares and participations	Cash Flow hedges	Cumulative translation adjustments		Retained earnings	Stock- holders’ equity	Minority interest	Total Equity
2006
January 1, 2006	16,132	24,731	5	-704	-2,493		63,951	101,622	850	102,472
Actuarial gains and losses related to pensions and payroll tax	—	—	—	—	—		440	440	—	440
Revaluation of other investments in shares and participations
Fair value measurement reported in equity	—	—	-2	—	—		—	-2	1	-1
Cash flow hedges
Fair value remeasurement of derivatives reported in equity	—	—	—	4,100	—		—	4,100	—	4,100
Transferred to income statement for the period	—	—	—	-1,990	—		—	-1,990	—	-1,990
Transferred to balance sheet for the period	—	—	—	99	—		—	99	—	99
Changes in cumulative translation effects due to changes in foreign currency exchange rates	—	—	—	—	-3,028	1)	—	-3,028	-91	-3,119
Tax on items reported directly in/or transferred from equity	—	—	—	-628	-48	2)	-93	-769	—	-769

Total transactions reported directly in equity	—	—	-2	1,581	-3,076		347	-1,150	-90	-1,240

Net income	—	—	—	—	—		26,251	26,251	185	26,436

Total income and expenses recognized for the period	—	—	-2	1,581	-3,076		26,598	25,101	95	25,196

Sale of own shares	—	—	—	—	—		58	58	—	58
Stock Purchase and Stock Option Plans	—	—	—	—	—		473	473	—	473
Dividends paid	—	—	—	—	—		-7,141	-7,141	-202	-7,343
Stock issue, net	—	—	—	—	—		—	—	70	70
Business combinations	—	—	—	—	—		—	—	-31	-31

December 31, 2006	16,132	24,731	3	877	-5,569		83,939	120,113	782	120,895

1)	Changes in cumulative translation adjustments include changes regarding revaluation of goodwill in local currency of SEK-701 million (SEK 1,084 million in 2005, SEK -376 million in 2004), net gain/loss from hedging activities of foreign entities, SEK 123 million (SEK-142 million in 2005, SEK-167 million in 2004) and SEK-1 million (SEK 127 million in 2005, SEK 47 million in 2004) of realized gain/losses net from sold/liquidated companies.
2)	Deferred tax on gains on hedges on net investments in foreign entities, SEK 171 million pre tax.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Capital stock	Additional paid in capital	Revaluation of other investments in shares and participations	Cash Flow hedges	Cumulative translation adjustments	Retained earnings	Stock- holders’ equity	Minority interest	Total Equity
2005
January 1, 2005	16,132	24,731	—	—	-6,530	45,372	79,705	1,057	80,762
Changes in accounting policy	—	—	155	1,155		179	1,489	—	1,489

Adjusted opening balance	16,132	24,731	155	1,155	-6,530	45,551	81,194	1,057	82,251

Actuarial gains and losses related to pensions and payroll tax	—	—	—	—	—	-3,221	-3,221	—	-3,221
Revaluation of other investments in shares and participations
Fair value measurement reported in equity	—	—	-3	—	—	—	-3	—	-3
Transferred to income statement at sale	—	—	-147	—	—	—	-147	—	-147
Cash flow hedges
Fair value remeasurement of derivatives reported in equity	—	—	—	-3,961	—	—	-3,961	—	-3,961
Transferred to income statement for the period	—	—	—	1,404	—	—	1,404	—	1,404
Changes in cumulative translation effects due to changes in foreign currency exchange rates	—	—	—	—	4,118	—	4,118	147	4,265
Tax on items reported directly in transferred from equity	—	—	—	698	-81	906	1,523	—	1,523

Total transactions reported directly in equity	—	—	-150	-1,859	4,037	-2,315	-287	147	-140

Net income	—	—	—	—	—	24,315	24,315	145	24,460

Total income and expenses recognized for the period	—	—	-150	-1,859	4,037	22,000	24,028	292	24,320

Sale of own shares	—	—	—	—	—	117	117	—	117
Stock Purchase and Stock Option Plans	—	—	—	—	—	242	242	—	242
Dividends paid	—	—	—	—	—	-3,959	-3,959	-174	-4,133
Stock issue, net	—	—	—	—	—	—	—	17	17
Business combinations	—	—	—	—	—	—	—	-342	-342

December 31, 2005	16,132	24,731	5	-704	-2,493	63,951	101,622	850	102,472

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Capital stock	Additional paid in capital	Revaluation of other investments in shares and participations	Cash Flow hedges	Cumulative translation adjustments	Retained earnings	Stock- holders’ equity	Minority interest	Total Equity
2004
January 1, 2004	16,132	24,729	—	—	-5,395	28,354	63,820	2,299	66,119

Actuarial gains and losses related to pensions and payroll tax	—	—	—	—	—	-1,059	-1,059	—	-1,059
Changes in cumulative translation effects due to changes in foreign currency exchange rates	—	—	—	—	-1,200	—	-1,200	-65	-1,265
Tax on items reported directly in/or transferred from equity	—	—	—	—	65	319	384	—	384

Total transactions reported directly in equity	—	—	—	—	-1,135	-740	-1,875	-65	-1,940

Net income	—	—	—	—	—	17,539	17,539	297	17,836

Total income and expenses recognized for the period	—	—	—	—	-1,135	16,799	15,664	232	15,896

Sale of own shares	—	—	—	—	—	15	15	—	15
Stock Purchase and Stock Option Plans	—	—	—	—	—	204	204	—	204
Dividends paid	—	—	—	—	—	—	—	-292	-292
Business combinations	—	—	—	—	—	—	—	-1,182	-1,182
Adjustment of stock issue 2002	—	2	—	—	—	—	2	—	2

December 31, 2004	16,132	24,731	—	—	-6,530	45,372	79,705	1,057	80,762

C17    POST-EMPLOYMENT BENEFITS

In summary, during 2006 the overall funded ratio in our plans for post-employment benefits was kept on almost the same level as last year, 74.7 percent compared to 75.2 percent. The funded ratio is defined as total plan assets in relation to total defined benefit obligations (DBO). The slight decrease of this ratio is mainly due to the acquisition of Marconi. In the acquisition of Marconi, Ericsson took over the responsibility for pension plans with a total DBO amounting to SEK 1,755 million (of which fully funded plans were SEK 909 million) and plan assets amounting to SEK 939 million.

Ericsson participates in a number of local post-employment benefit plans throughout the world. The plans benefit levels are in line with market practice in each country. There are principally two types of plans:

•

Defined contribution plans, i.e. post-employment benefit plans where Ericsson pays fixed contributions into separate entities and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in current

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and prior periods. In consequence, actuarial risks and investment risks fall on the employee. The expenditures for defined contribution plans are recognized as costs during the period when the employee provides service.

•

Defined benefit plans, i.e. post-employment benefit plans where Ericsson’s undertaking is to provide pre-determined benefits that the employees will receive on or after retirement. Benefit formulas are usually dependent on one or more factors such as age, years of service and salary. Actuarial risks and investment risks fall on the employer. Defined benefit plans may be funded or unfunded. Within Ericsson, almost all plans are fully or partly funded.

Actuarial gains and losses may arise from either a change in actuarial assumptions or in deviations between estimated outcome and actual outcome. During 2004, IASB amended IAS 19 and introduced a new alternative way in which actuarial gains and losses may be recognized. The amended IAS 19 was endorsed by the EU in 2005. The new alternative permits immediate recognition of actuarial gains and losses directly in equity disclosed in a statement of recognized income and expense (SORIE). Ericsson has adopted the new method as from January 1, 2006. Earlier reporting periods have been restated accordingly. As a one time effect, provisions for post-employment benefits increased by SEK 3.5 billion at January 1, 2006. Costs for post-employment benefits within Ericsson are distributed between defined contribution plans and defined benefit plans, with at trend towards defined contribution plans.

Almost all companies with material defined benefit plans have trust funds which fully or partly secure the obligations for pension. The net of DBO and plan assets is recognized as provisions for post-employment benefits in the balance sheet. Plans with a net surplus, i.e. where plan assets exceed DBO, are reported as financial assets. None of the Company’s plans with net surplus are affected by a ceiling rule, which in some cases can limit the amount reported as assets. The net periodic pension cost and the present value of DBO for current and former employees are calculated using the Projected Unit Credit Method (PUC). The calculations are based upon actuarial assumptions and are prepared annually by certified actuaries. Some of our defined benefit plans throughout the world have been closed for new entrance and will gradually be replaced by defined contribution plans.

In Sweden, the total pension schemes are a mixed solution, with some parts being defined contribution plans and others defined benefit plans. All plans for blue-collar workers are defined contribution plans. Plans for salaried employees consists of a defined contribution plan, ITPK (supplementary retirement benefits), and a defined benefit plan, ITP (occupational pension for salaried employees in manufacturing industries and trade). Thereof the retirement pension part of the ITP-plan DBO is partly secured through the Swedish pension trust. The disability- and survivors’ pension part of the ITP-plan DBO is secured through an insurance solution with the insurance company Alecta. This part of the plan is classified as a multi-employer defined benefit plan. It has not been possible, however, for Ericsson to get sufficient information to account for the plan as a defined benefit plan. The plan has therefore been accounted for as a defined contribution plan. Fees during 2006 for the disability- and survivors’ pension amount to SEK 389 million (SEK 350 million in 2005). The collective consolidation level at Alecta was 143.1 percent at year-end 2006 (128.5 percent in 2005). The collective consolidation level is calculated as the market value on Alecta’s asset portfolio in relation to insurance obligations according to actuarial assumptions set by Alecta, which do not comply with IAS 19. Substantially higher or lower surplus may give rise to future premium changes or refunds. The parties on the Swedish labor market have agreed to launch a new ITP-plan during 2007. The new plan is a defined contribution plan and will be open for new participants in the ITP-system, whereas current participants will continue in the old plan.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A number of Ericsson employees in Sweden took the opportunity to join a voluntary career change program and left the Company during the year. The effects of the program resulted in a curtailment gain amounting to SEK 81 million. In relation to the divestment of the Defense business, a number of pension obligations were settled with Alecta. The settlement cost was offset by a curtailment gain. The net gain amounts to SEK 57 million.

The following tables summarize the total pension cost for the Group:

TOTAL ANNUAL PENSION COST

	Sweden	UK	Eurozone	US	Other	Total
2006
Pension cost for defined benefit plans	347	249	300	49	44	989
Pension cost for defined contributions plans	1,350	—	195	93	82	1,720

Total	1,697	249	495	142	126	2,709

2005
Pension cost for defined benefit plans	417	71	200	101	107	896
Pension cost for defined contribution plans	929	—	198	83	59	1,269

Total	1,346	71	398	184	166	2,165

ANNUAL PENSION COST FOR DEFINED BENEFIT PLANS

	Sweden	UK	Eurozone	US	Other	Total
2006
Service cost	431	228	279	47	92	1,077
Interest cost	406	177	133	146	104	966
Expected return on plan assets	-352	-169	-103	-140	-145	-909
Past service cost	—	31	—	5	13	49
Curtailments and Settlements	-138	-18	-9	-9	-20	-194

Total	347	249	300	49	44	989

2005
Service cost	275	62	200	78	81	696
Interest cost	407	169	93	148	61	878
Expected return on plan assets	-267	-160	-93	-128	-63	-711
Past service cost	2	—	—	3	14	19
Curtailments and settlements	—	—	—	—	14	14

Total	417	71	200	101	107	896

The tables below and on the following pages present information about defined benefit plans for Ericsson and summarize changes in the benefit obligation, the plan assets and the funded status of defined benefit plans and the amount recognized in the balance sheet as well as key assumptions.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CHANGE IN DEFINED BENEFIT OBLIGATION, DBO

	Sweden	UK	Eurozone	US	Other	Total
2006
Opening balance	11,632	3,795	2,475	2,863	1,549	22,314
Service cost	431	228	279	47	92	1,077
Interest cost	406	177	133	146	104	966
Employee contributions	—	54	4	—	13	71
Pension payments	-69	-150	-60	-189	-69	-537
Actuarial gain/loss (-/+)	-208	767	-244	-159	-28	128
Settlements	-209	-18	—	—	-48	-275
Curtailments	211	—	-9	-9	-19	-248
Business combinations	—	909	781	45	20	1,755
Other	—	29	—	37	1	67
Translation difference for the year	—	-78	-118	-382	-128	-706

Closing balance	11,772	5,713	3,241	2,399	1,487	24,612	1)2)

2005
Opening balance	8,190	3,018	1,987	2,362	1,263	16,820
Service cost	275	62	200	78	81	696
Interest cost	407	169	93	148	61	878
Employee contributions	—	30	—	22	12	64
Pension payments	-71	-74	-37	-161	-63	-406
Actuarial gain/loss (-/+)	2,830	346	166	–148	106	3,300
Settlements	—	—	—	—	-49	-49
Curtailments	—	—	—	—	—	0
Business combinations	—	—	—	—	65	65
Reclassifications	—	—	–33	—	-94	-127
Other	1	—	18	91	-55	55
Translation difference for the year	—	244	81	471	222	1,018

Closing balance1)2)	11,632	3,795	2,475	2,863	1,549	22,314

1)	Of which wholly and partly funded plans SEK 22,055 (20,488) million and unfunded plans SEK 2,557 (1,826) million.
2)	Of which post-employment medical benefit schemes SEK 579 (692) million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CHANGE IN PLAN ASSETS

	Sweden	UK	Eurozone	US	Other	Total
2006
Opening balance	8,809	2,754	1,821	1,880	1,520	16,784
Expected return on plan assets	352	169	103	140	145	909
Actuarial gain/loss (+/-)	261	26	38	-24	56	357
Employer contributions	—	191	99	211	61	562
Employee contributions	—	54	4	—	13	71
Pension payments	—	-151	-17	-136	-62	-366
Settlements	-281	—	—	—	-48	-329
Business combinations	—	909	—	17	13	939
Other	—	—	-11	—	-1	-12
Translation difference for the year	—	-55	-78	-270	-117	-520

Closing balance	9,141	3,897	1,959	1,818	1,580	18,395

2005
Opening balance	—	2,014	1,389	1,417	944	5,764
Expected return on plan assets	267	160	93	128	63	711
Actuarial gain/loss (+/-)	204	107	182	-4	217	706
Employer contributions	8,338	352	102	43	110	8,945
Employee contributions	—	30	—	22	12	64
Pension payments	—	-74	-15	-126	-50	-265
Settlements	—	—	—	—	-63	-63
Business combinations	—	—	—	—	38	38
Other	—	—	—	108	-5	103
Translation difference for the year	—	165	70	292	254	781

Closing balance	8,809	2,754	1,821	1,880	1,520	16,784

ACTUAL RETURN ON PLAN ASSETS

	Sweden	UK	Eurozone	US	Other	Total
2006	613	195	141	116	201	1,266
2005	471	267	275	124	280	1,417

ASSET ALLOCATION

	Sweden	UK	Eurozone	US	Other	Total
2006
Equities	2,377	1,802	1,142	1,058	353	6,732
Interest-bearing securities	6,764	1,914	714	696	1,087	11,175
Other	—	181	103	64	140	488

Total	9,141	3,897	1,959	1,818	1,580	18,395

2005
Equities	2,357	1,433	1,323	1,528	393	7,034
Interest-bearing securities	6,452	635	398	336	1,001	8,822
Other	—	686	100	16	126	928

Total	8,809	2,754	1,821	1,880	1,520	16,784

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Only a minor part of plan assets are invested in the Company’s equity securities or in interest-bearing securities issued by the Company. Expected contributions to defined benefit plans during 2007 are slightly higher compared to 2006.

ACCRUED/PREPAID PENSION COST

	Sweden	UK	Eurozone	US	Other	Total
2006
Fair value of plan assets	9,141	3,897	1,959	1,818	1,580	18,395
DBO	11,772	5,713	3,241	2,399	1,487	24,612

Deficit/Surplus (-/+)	-2,631	-1,816	-1,282	-581	93	-6,217
Unrecognized past service cost	—	—	—	6	77	83

Accrued/Prepaid pension cost, net (-/+)	-2,631	-1,816	-1,282	-575	170	-6,134

2005
Fair Value of plan assets	8,809	2,754	1,821	1,880	1,520	16,784
DBO	11,632	3,795	2,475	2,863	1,549	22,314

Deficit/Surplus (-/+)	-2,823	-1,041	-654	-983	-29	-5,530
Unrecognized past service cost	—	—	—	—	92	92

Accrued/Prepaid pension cost, net (-/+)	-2,823	-1,041	-654	-983	63	-5,438

AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET, 2006

	Sweden	UK	Eurozone	US	Other	Total
2006
Opening balance	2,823	1,041	654	983	-63	5,438
Annual pension cost	347	249	300	49	44	989
Recognized actuarial gain/loss (-/+) current period	-470	741	-282	-135	-84	-230
Benefits paid by the Company	-69	—	-43	-28	-8	-148
Employer contributions	—	-191	-99	-211	-61	-562
Business combinations	—	—	781	28	7	816
Other	—	—	11	—	1	12
Translation difference for the year	—	-24	-40	-111	-6	-181

Closing balance	2,631	1,816	1,282	575	-170	6,134

Plans with net surplus	—	—	310	41	483	834
Provision for Post-employment benefits	2,631	1,816	1,592	616	313	6,968

2005
Opening balance	8,190	1,004	598	945	249	10,986
Annual pension cost	417	71	200	101	107	896
Recognized actuarial gain/loss (-/+) current period	2,626	239	-16	-144	-111	2,594
Benefits paid by the Company	-71	—	-23	-35	-13	-142
Employer contributions	-8,338	-352	-102	-43	-110	-8,945
Business combinations	—	—	—	—	27	27
Reclassification	—	—	-33	—	-94	-127
Other	-1	—	—	-3	-19	-23
Translation difference for the period	—	79	30	162	-99	172

Closing balance	2,823	1,041	654	983	–63	5,438

Plans with net surplus	—	—	86	—	367	453

Provision for Post-employment benefits	2,823	1,041	740	983	304	5,891

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total accrued/prepaid pension cost, SEK 6,134 (5,438) million are reported gross by plan in the balance sheet. Plans with net assets are reported as Other financial assets, non-current, amounting to SEK 834 (453) million and plans with net liabilities are reported as Post-employment benefits, total SEK 6,968 (5,891) million.

ACTUARIAL GAINS AND LOSSES REPORTED DIRECTLY IN EQUITY

	2006	2005
Cumulative loss at beginning of year	3,483	899
Recognized gain/loss (-/+) during the year	-230	2,594
Translation difference for the year	8	-10
Effects related to the divested defense business	-196

Cumulative loss at end of year	3,065	3,483

MULTI-YEAR SUMMARY

	2006	2005	2004
Plan assets	18,395	16,784	5,764
DBO	24,612	22,314	16,820

Deficit/Surplus (-/+)	-6,217	-5,530	-11,056

Actuarial gains and losses (-/+)
Experience-based adjustments of pension obligations	232	-415	-56
Experience-based adjustments of plan assets	-358	-706	-146

THE EFFECT OF A ONE PERCENTAGE POINT CHANGE IN THE ASSUMED TREND RATE OF MEDICAL COSTS

	1 percent increase	1 percent decrease
Net periodic post-employment medical costs	4	-3
Accumulated post-employment benefit obligation for medical costs	55	-47

Actuarial assumptions

The discount rate for each country is determined by reference to market yields on high-quality corporate bonds. In countries where there is no deep market in such bonds, the market yields on government bonds are used.

The overall expected long-term return on plan assets is a weighted average of each asset-category’s expected rate of return.

The expected return on interest-bearing investments are set in line with each country’s market yield.

Expected return on equities is derived from each country’s risk-free rate with the addition of a risk premium.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The principal actuarial assumptions used were as follows:

PRINCIPAL ACTUARIAL ASSUMPTIONS

	Sweden	UK	Eurozone 1)	US	Other 1)
2006
Discount rate	3.7%	5.0%	4.5%	6.0%	8.25%
Expected return on plan assets for the year	4.0%	6.2%	5.75%	8.0%	9.5%
Future salary increases	3.0%	4.5%	3.0%	4.5%	6.0%
Health care cost inflation, current year	n/a	n/a	n/a	10.0%	n/a

2005
Discount rate	3.5%	4.7%	4.5%	5.5%	8.0%
Expected return on plan assets for the year	3.2%	7.0%	6.25%	8.0%	8.0%
Future salary increases	3.0%	4.0%	3.25%	4.5%	6.0%
Health care cost inflation, current year	n/a	n/a	n/a	10%	n/a

1)	Weighted average

LIFE EXPECTANCY AFTER AGE 65

(Years)	Sweden	UK	Eurozone 1)	US	Other 1)
Men	18	21	20	18	17
Women	22	24	24	20	20

1)	Weighted average

Ericsson has adopted the new option in IAS 19 to charge actuarial gains and losses directly to equity as from January 1, 2006. The change in accounting policy was recognized retrospectively in accordance with the transitional provisions of the amendment, and earlier periods have been restated. The changes in accounting policy had the following impact on the consolidated financial statements:

EFFECTS OF CHANGES IN ACCOUNTING POLICY IAS 19

	Dec 31, 2005 with corridor method	Effects from changes in accounting policy		Dec 31, 2005 with equity method
Income statement
No restatement has been made in the income statement due to minor amounts.

Recognized income and expense
Income and expenses recognized directly in equity	2,470	-4,280	1)	-1,810
Tax on items reported in/transferred from equity	298	1,225	2)	1,523

Total recognized income and expense for the period	2,768	-3,055		–287

Balance sheet
Other financial assets, non current	3,514	-718		2,796
Deferred tax assets	17,294	1,225		18,519
Stockholders’ equity	104,677	-3,055		101,622
Post-employment benefits	3,125	2,766		5,891
Other current liabilities	40,825	796		41,621

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1)	Of which SEK -1,059 million relate to 2004.
2)	Of which SEK 319 million relate to 2004.

C18    PROVISIONS

	Warranty commitments	Restructuring	Other1)2)	Total provisions
2006
Opening balance	4,821	2,314	11,533	18,668
Additions	2,561	2,765	5,420	10,746
Costs incurred	-3,471	-2,308	-4,561	-10,340
Reversal of excess amounts	-1,100	-416	-3,231	-4,747
Balances regarding divested/acquired businesses	224	20	-24	220
Reclassification	15	19	-121	-87
Translation difference for the year	-89	-117	-372	-578

Closing balance	2,961	2,277	8,644	13,882

2005
Opening balance	6,424	3,598	14,756	24,778
Additions	2,858	1,323	5,564	9,745
Costs incurred	-3,181	-1,983	-6,894	-12,058
Reversal of excess amounts	-1,390	-480	-2,923	-4,793
Balances regarding divested/acquired businesses	6	—	—	6
Reclassification	3	-322	224	-95
Translation difference for the year	101	178	806	1,085

Closing balance	4,821	2,314	11,533	18,668

1)	Both current and non-current provisions.
2)	Off-balance customer financing is included in other provisions.

WARRANTY COMMITMENTS

Warranty provisions are based on historic quality rates as well as assumptions on estimated quality rates for new products and costs to remedy the various types of faults predicted. The actual utilization for 2006 was SEK 3.5 billion, compared to the expected SEK 2.9 billion. However, due to more favorable outcomes in certain parts, reversals of SEK 1.1 billion were made. The expected utilization of warranty provisions during year 2007 is SEK 2.2 billion.

RESTRUCTURING

In the third quarter 2006, restructuring provisions were made for the Career change offer in Sweden, SEK 0.6 billion , and for the Marconi integration, SEK 1.4 billion. In the fourth quarter, SEK 0.8 billion were paid out of the restructuring provision made during the year.

Restructuring provisions amounting to SEK 2.3 billion were utilized during 2006, compared to the expected SEK 1.5 billion.

The reversal of SEK 0.4 billion mainly relate to real estate provisions which have been reversed due to more favorable outcome of leasing commitments.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Remaining restructuring provisions are mostly related to Marconi restructuring activities and unutilized leased real estate. The majority of these real estate leases will expire in one to five years, and the last one in year 2028. The values of the real estate commitments are calculated based on the net present value of the future lease payments minus the forecasted sublease revenues. The expected utilization of restructuring provisions during 2007 is SEK 1.6 billion and a major part of these relate to Marconi restructuring.

OTHER

Other provisions include estimated obligations related to patent and other litigations, contractual discounts and penalties of uncertain timing or amount, supplier or subcontractor claims and/or disputes, off-balance customer financing, as well as provisions for unresolved income tax and value added tax issues and estimated losses on customer contracts. On a quarterly basis, management performs an analysis of all provisions to identify the need for new additions or reversals. Management uses its best judgement to estimate provisions based on this analysis. The actual utilization for 2006 was SEK 4.6 billion, compared to the estimated SEK 7.0 billion. In certain circumstances provisions are no longer required, due to more favorable outcomes than anticipated, for instance when certain disputes in some cases have been resolved in a positive way. Therefore excess amounts have been reversed with SEK 3.2 billion 2006. The expected utilization in 2007 is SEK 4.5 billion.

C19    INTEREST-BEARING LIABILITIES

Ericsson’s outstanding interest-bearing liabilities were SEK 14.6 (25.0) billion as of December 31, 2006.

INTEREST-BEARING LIABILITIES

	2006	2005
Borrowings, current
Current part of non-current borrowings1)	88	9,615
Other current borrowings	1,592	1,169

Total current borrowings	1,680	10,784

Borrowings, non-current
Notes and bond loans	11,204	11,475
Other borrowings, non-current	1,700	2,710

Total non-current interest bearing liabilities	12,904	14,185

Total interest-bearing liabilities	14,584	24,969

1)	Including notes and bond loans of SEK 0 (9,614) million.

NOTES AND BOND LOANS

Issued-maturing	Nominal		Coupon	Currency	Book value (SEK m.)		Maturity date (yy-mm-dd)
1999-2009	483		6.500%	USD	3,311	3)	09-05-20
2001-2008	226	1)	7.375%	GBP	3,044	3)	08-06-05
2003-2010	471	2)	6.750%	EUR	4,255	3)	10-11-28
2004-2012	450		3.935%	SEK	594		12-12-07	4)

Total					11,204

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1)	The GBP 226 million bond has interest rates linked to the Company’s credit rating. The interest will increase/decrease 0.25 percent per annum for each rating notch change per rating agency (Moody’s and Standard & Poor’s). The interest rate applicable to this bond cannot be less than the initial interest rates in the loan agreements.
2)	The EUR 471 million bond is callable after 2007; the fair value of the embedded derivative is included in the book value of the bond.
3)	Interest rate swaps are designated as fair value hedges.
4)	Contractual repricing date 2007-06-07.

All outstanding notes and bond loans are issued by the Parent Company under its Euro Medium Term Note program. Bonds issued at a fixed interest rate are swapped to a floating interest rate using interest rate swaps, resulting in a weighted average interest rate of 4,70 percent at December 31, 2006. These bonds are revalued based on changes in benchmark interest rates according to the Fair Value hedge methodology stipulated in IAS 39. As the notes and bond loans are issued at par the effective interest rate is the same as the coupon rate.

One note and one bond were redeemed during 2006. One USD-FRN with a nominal amount of USD 15 million and a EUR-bond with a nominal amount of EUR 1,000 million.

C20    FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign exchange risk

Ericsson has significant revenues, costs, assets and liabilities in currencies other than SEK, which results in a substantial foreign exchange rate exposure in the income statement, balance sheet and cash flows. When managing foreign exchange risk, Ericsson distinguishes between two types of exposure: transaction and translation exposure.

Transaction exposure

An analysis of Ericsson’s annualized transaction exposure shows that the predominant part is related to transactions in USD (revenue) and SEK (cost of sales). A change in the exchange rate of +/– 10 percent between SEK and USD, would have an estimated annualized impact on the operating income by SEK 3.8 (3.3) billion before tax and hedging effects. However, these effects may be compensated over time with new contracts with adjusted prices and costs.

Foreign exchange risk is as far as possible concentrated to Swedish group companies. Sales to foreign subsidiaries are normally invoiced in the functional currency of the receiving entity. In order to limit the exposure toward exchange rate fluctuations on future revenue or expenditure, committed and forecasted net exposure by period of future sales and purchases in major currencies were hedged, on average, for the coming 6–9 months in 2006. Trade receivables and payables in foreign currencies are generally fully hedged.

Internal currency forward contracts are primarily used for hedging future revenues and expenditures on subsidiary level. External forward contracts are designated as cash flow hedges of the net exposure for the main currencies and companies of the Group.

Other foreign exchange exposures in balance sheet items are hedged through offsetting balances or derivatives.

As of December 31, 2006, outstanding foreign exchange derivatives hedging transaction exposures had a positive net market value of SEK 2.3 (–2.6) billion. The market value is partly deferred in the hedge reserve in equity to offset the gains/losses on hedged future sales in foreign currency. The remaining positive balance corresponds to depreciation of trade receivable balances being remeasured at lower rates compared to the exchange rates prevailing when originated.

Translation exposure

Ericsson has many subsidiaries operating outside Sweden. The net results in such companies and the value of such foreign equity investments are exposed to exchange rate fluctuations, which affect the consolidated income statement and balance sheet when translated to SEK.

Translation exposure in foreign subsidiaries is hedged according to the following policy established by the Board of Directors:

Translation risk relating to equity in foreign companies is hedged up to 20 percent in selected companies. The translation differences reported in equity during 2006 were negative, SEK 3.1 billion, including hedging gains of SEK 0.1 billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

OUTSTANDING CURRENCY DERIVATIVES

	Currency	2006			2005
		Nominal currency	Asset SEK	Liability SEK1)	Nominal currency	Asset SEK1)	Liability SEK
Maturity up to one year	EUR	2,062	370	70	3,381	116	142
	USD	6,764	2,281	726	5,247	607	2,665
	Other		456	-40		46	460

Total Currency derivatives with maturity up to one year			3,107	756		769	3,267

Maturity one to three years	EUR	1,043	90	0	298	-16	0
	USD	109	63	29	290	69	103
	Other		58	-17		13	17

Total Currency derivatives with maturity one to three years			211	12		66	120

Maturity three to five years	EUR	471	17	0

Total Currency derivatives with maturity three to five years			17	0

Total currency derivatives			3,335	768		835	3,387
(of which is included in Cash flow hedge relations)			1,239	158		113	1,172

OUTSTANDING INTEREST RATE DERIVATIVES

		2006				2005
	Currency	Nominal currency	Asset SEK		Liability SEK 1)	Nominal currency	Asset SEK	Liability SEK 1)
Maturity up to one year	EUR	260	0		2	1,412	408	0
	NOK	24,289	12		23	2	—	2
	SEK	42,820	119		63	23,186	15	20
	Other		0		4		4	4

Total maturity up to one year			131		92		427	26

Maturity one to three years	GBP	226	115		0	226	188	0
	NOK	25,275	43		-2		—	—
	USD	483	180		8		0	0
	Other		5		6		40	133

Total maturity one to three years			343		12		228	133

Maturity three to five years	EUR	434	94		0	942	249	—
	USD	50	6		0	530	279	15
	SEK	—	—		—	360		–1

Total maturity three to five years			100		0		528	14

Maturity more than five years	SEK	1,428	9		11	2,105	1	3

Total interest rate derivatives			583	2)	115		1,184	176
(of which is included in Fair value hedge relations)			385				761

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1)	Negative amounts relate to effects from one exposure of a derivative that is positive/negative while the total effect of the derivative is the opposite.
2)	Of which SEK 116 million is reported as non-current assets.

Interest Rate Risk

Ericsson is exposed to interest rate risk through market value fluctuations in certain balance sheet items and through changes in interest expenses and revenues. The net cash position was SEK 40.7 (50.6) billion at the end of 2006, consisting of cash and bank, and short-term cash investments of SEK 62.3 (81.5) billion and interest-bearing liabilities and post-employment benefits of SEK 21.6 (30.9) billion. (Please note that Ericsson has adopted the new option in IAS 19 to charge actuarial gains/losses directly to equity, as from January 1, 2006. Earlier periods have been restated accordingly. For further information please see Notes to the consolidated statements—Note C17, “Post-employment benefits”.)

Outstanding customer financing credits, net of provisions, were SEK 3.7 (4.9) billion.

Ericsson seeks to avoid risk in the form of (i) a mismatch between fixed and floating interest rates in interest-bearing balance sheet items and (ii) significant fixed interest rate exposure in Ericsson’s net cash position. As of December 31, 2006, 100 (94) percent of Ericsson’s interest-bearing liabilities and 99 (99) percent of Ericsson’s interest-bearing assets had floating interest rates, i.e. interest periods of less than 12 months.

When managing the interest rate exposure, Ericsson uses derivative instruments, such as interest rate swaps.

Ericsson’s interest net and cash flows are exposed to interest rate fluctuations. A sustained change in interest rates of +/– 0.25 percentage points would, with the current net cash position, have an annual impact on the interest net of approximately SEK +/– 72 (+/–135) million .

Credit Risk

Credit risk is divided into three categories: credit risk in trade receivables, customer finance risk and financial credit risk.

Credit risk in trade receivables

Trade receivables amounted to SEK 51.1 (41.2) billion as of December 31, 2006. Provisions for expected losses are regularly assessed and amounted to SEK 1.4 (1.4) billion as of December 31, 2006. Ericsson’s nominal credit losses have, however, historically been low. The amounts of trade receivables follow closely the distribution of Ericsson’s sales and do not include any major concentrations of credit risk by customer or by geography.

Customer finance risk

All major customer finance commitments are subject to approval by the Finance Committee of the Board of Directors according to the credit approval policy.

As of December 31, 2006, Ericsson’s total outstanding exposure related to customer finance credits was SEK 4.1 (7.0) billion. As of that date, Ericsson also had unutilized credit commitments of SEK 6.8 (3.6) billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The outstanding customer loans and financial guarantees relate to infrastructure projects in different geographic markets and to a large number of customers. As of December 31, 2006, there were a total of 66 customer loans originated by or guaranteed by Ericsson. The five largest customer finance arrangements represented 60 percent of the total credit exposure. Security arrangements for customer credits normally include pledges of equipment, pledges of certain of the borrower’s assets and pledges of shares in the operating company. Restructuring efforts for cases of troubled debt may lead to temporary holdings of equity interests.

The table below summarizes Ericsson’s outstanding customer finance credits as of December 31, 2005 and 2006.

OUTSTANDING CUSTOMER FINANCE CREDITS

(SEK billion)	2006	2005
On-balance sheet credits	4.1	7.0
Off-balance sheet credits	0.0	0.1

Total credits	4.1	7.1

Accrued interest	0.1	0.1
Less third-party risk coverage	-0.1	-0.2

Ericsson’s risk exposure	4.1	7.0

On-balance sheet credits, net value	3.8	5.0
Reclassifications 1)	-0.1	-0.1
On-balance sheet credits, net book value	3.7	4.9

Credit commitments for customer financing	6.8	3.6

1)	Reclassification due to consolidation in accordance with SIC 12.

Of Ericsson’s total outstanding customer finance credit exposure as of December 31, 2006, 52 percent related to Central and Eastern Europe, Middle East & Africa, 36 percent to Latin America, 7 percent to Western Europe, 4 percent to Asia Pacific and 1 percent to North America.

The net effect of risk provisions and reversals for customer financing affecting operating expenses, amounted to a positive impact of SEK 1.1 billion in 2006, compared to SEK 1.0 billion in 2005. In 2006 and 2005, Ericsson incurred credit losses of SEK 0.3 billion and SEK 0.4 billion respectively.

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. This exposure arises in the investments in cash and cash equivalents and from derivative positions with positive unrealized result against banks and other counterparties.

Ericsson mitigates these risks by investing cash primarily in well-rated commercial papers, treasury bills and floating rate notes with short-term ratings of at least A-2/P-2 and long-term ratings of at least A-/A3 and in liquidity funds with a rating of at least A. Separate credit limits are assigned to each counterpart in order to minimize risk concentration. All derivative transactions are covered by ISDA netting agreements to reduce the credit risk. No credit losses were incurred during 2006, neither on external investments nor on derivative positions.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2006, the credit risk in financial cash instruments was equal to the instruments carrying value. Credit exposure in derivative instruments was SEK 3.9 (2.0) billion.

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

During 2006, cash and bank and short-term cash investments decreased by SEK 19.2 billion to SEK 62.3 billion, mainly due to repayment of non-current debt and investment in new business combinations. The decrease was partly offset by a positive operating cash flow.

CASH AND SHORT-TERM CASH INVESTMENTS

	Remaining time to maturity
(SEK billion)	< 3 months	< 1 year	1–5 years	>5 years	2006	2005
Total Group	33.0	9.0	20.3	—	62.3	81.5

The instruments are classified as held for trading and therefore short term investments.

Refinancing risk

Refinancing risk is the risk that Ericsson is unable to refinance outstanding debt at reasonable terms and conditions, or at all, at a given point in time.

REPAYMENT SCHEDULE OF LONG-TERM BORROWINGS 1)

Nominal amount (SEK billion)	Current maturities of long- term debt	Notes and bonds (non- current)	Liabilities to financial institutions (non-current)	Total
2007	0.1	—	—	0.1
2008	—	3.0	0.1	3.1
2009	—	3.3	0.1	3.4
2010	—	4.3	0.1	4.4
2011	—	—	—	—
2012	—	0.5	—	0.5

Total	0.1	11.1	0.3	11.5

1)	Excluding finance leases reported in Note C27, “Leasing”.

Debt financing is mainly carried out through borrowing in the Swedish and international debt capital markets.

Bank financing is used for certain subsidiary funding and to obtain committed credit facilities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FUNDING PROGRAMS

	Amount	Utilized	Unutilized
Euro Medium Term Note program (USD m.)	5,000	1,585	3,415
Euro Commercial Paper program (USD m.)	1,500	—	1,500
Swedish Commercial Paper program (SEK m.)	5,000	—	5,000
Long-term Committed Credit facility (USD m.)	1,000	—	1,000
Short-term Committed Credit facilities (SEK m.)	273	—	273

The USD 1 billion committed credit facility has interest rates linked to our credit rating.

Moody’s credit rating agency raised Ericsson’s credit rating during 2006, while Standard & Poor’s (S&P) last upgraded their ratings in 2005. At year-end, their ratings of Ericsson’s creditworthiness were Baa2 (Baa3) for Moody’s and BBB– for S&P, both considered to be “Investment Grade”.

Financial Instruments Carried at other than Fair Value

In the following tables, carrying amounts and fair values of financial instruments that are carried in the financial statements at other than fair values are presented. Assets valued at fair value through profit or loss have a net gain of SEK 637 million. For further information about valuation principles, please see Note C1, “Significant accounting policies”.

FINANCIAL INSTRUMENTS CARRIED AT OTHER THAN FAIR VALUE

	Carrying amount		Fair value
(SEK billion)	2006	2005	2006	2005
Current maturities of non-current borrowings	0.1	9.6	0.1	9.7
Notes and bonds	11.2	12.3	11.7	13.0

	11.3	21.9	11.8	22.7

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

Market Price Risk in Own Shares and Other Listed Equity Investments

Risk related to our own share price

Ericsson is exposed to the development of its own share price through stock option and stock purchase plans for employees. The obligation to deliver shares under these plans is covered by holding Ericsson Class B shares as treasury stock and warrants for issuance of new Ericsson Class B shares. An increase in the share price will result in social security charges, which represents a risk to both income and cash flow. The cash flow exposure is fully hedged through the holding of Ericsson Class B shares as treasury stock to be sold to generate funds to cover also social security payments, and through the purchase of call options on Ericsson Class B shares.

Risk related to the prices of listed equity investments

Through investments in equity of listed companies Ericsson is exposed to market value fluctuations of such instruments. Such investments, however, constitute a very limited part of Ericsson’s financial assets.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C21    OTHER CURRENT LIABILITIES

	2006	2005
Income tax liabilities	1,969	1,260
Advances from customers	1,441	4,059
Liabilities to associated companies	31	34
Accrued interest	365	770
Accrued expenses, of which	19,040	20,379
employee related	8,042	7,983
other	10,998	12,396
Deferred revenues	4,583	3,558
Derivatives with a negative value	883	3,607
Other	8,866	7,954

Total	37,178	41,621

The major items within Other are value added tax payables and amounts withheld due to employees.

C22    TRADE PAYABLES

	2006	2005
Payables to associated companies and joint ventures	730	351
Other	17,453	12,233

Total	18,183	12,584

C23    ASSETS PLEDGED AS COLLATERAL

	2006	2005
Real estate mortgages	—	10
Chattel mortgages	114	166
Bank deposits	171	373

Total	285	549

There were no collaterals for subsidiary financing during 2006 (SEK 151 million 2005). The remaining bank deposits relate to a capital insurance for the employees.

C24    CONTINGENT LIABILITIES

	2006	2005
Guarantees for customer financing	30	67
Other contingent liabilities	1,362	1,641

Total	1,392	1,708

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

Other contingent liabilities assumed by Ericsson include guarantees of loans to other companies of SEK 95 (186) million. Ericsson has SEK 496 (760) million issued to guarantee the performance of a third party.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C25    STATEMENT OF CASH FLOWS

Interest paid in 2006 was SEK 1,353 million (SEK 2,577 million in 2005, SEK 3,492 million in 2004) and interest received was SEK 1,539 million (SEK 2,142 million in 2005, SEK 3,662 million in 2004). Taxes paid, including withholding tax, were SEK 3,649 million (SEK 2,010 million in 2005, SEK 2,944 million in 2004).

For more information regarding the disposition of cash and cash equivalents and unutilized credit commitments, see Note C20—“Financial Risk Management and Financial Instruments”.

Cash restricted due to currency restrictions or other legal restrictions in certain countries amounted to SEK 5,794 million (SEK 3,773 million in 2005, SEK 2,156 million in 2004).

ADJUSTMENTS TO RECONCILE NET INCOME TO CASH

	2006	2005	2004
Property, plant and equipment
Depreciation	3,007	2,804	2,434
Impairment losses/reversals of impairments	30	-366	10

Total	3,037	2,438	2,444

Intangible assets
Amortization
Capitalized development costs	2,277	3,009	4,139
Intellectual Property Rights	1,960	260	313

Total amortization	4,237	3,269	4,452
Impairments
Capitalized development costs	242	95	108
Intellectual Property Rights	—	—	—

Total impairment losses	242	95	108

Total	4,479	3,364	4,560

Total depreciation, amortization and impairment losses on property, plant and equipment and intangible assets	7,516	5,802	7,004

Taxes	4,282	5,518	4,483
Dividends from joint ventures/ associated companies	1,262	31	97
Undistributed earnings in joint ventures/associated companies	-4,233	-2,154	-1,511
Impairment losses on other investments in shares and participations and capital gains (–)/losses on sale of fixed assets, excluding customer financing, net	-2,815	35	-121
Other non-cash items	233	1,613	538

Total adjustments to reconcile net income to cash	6,245	10,845	10,490

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C26    BUSINESS COMBINATIONS

ACQUISITIONS AND DIVESTMENTS

Acquisitions

	2006	2005	2004
Intangible assets	15,648	404	85
Property, plant and equipment	1,257	15	149
Goodwill	163	512	387
Other assets	4,422	124	651
Provisions, including post-employment benefits	-812	-135	—
Other liabilities	-2,689	-55	-879
Purchase of minority holdings	89	345	1,255
Cash and cash equivalents	1,781	16	33
Total purchase price	19,859	1,226	1,681
Less:
Cash and cash equivalents	1,781	16	33

Cash flow effect	18,078	1,210	1,648

In 2006, Ericsson made acquisitions amounting to 18,078, primarily:

•

The acquisition of certain assets relating to broadband access, optical and radio transmission systems, data networking and service layer from Marconi was completed on January 23, 2006, with a cash payment equivalent to SEK 17.6 billion. With net tangible assets of approximately SEK 4.0 billion, most of the acquisition costs were related to intellectual property rights, e.g. patents, brands, trade marks, etc., which will be amortized over a ten year period. The acquired businesses were consolidated into Ericsson’s accounts as per January 1, 2006.

During the year, the acquired Marconi businesses were streamlined and fully integrated within Ericsson’s operations. This resulted in a 24 percent reduction of the former Marconi workforce for an estimated annual cost savings of approximately SEK 2.0 billion, with full effect from the fourth quarter of 2006. Restructuring charges were SEK 2.2 billion, of which about one third was utilized during 2006, with the remainder expected to be utilized during the first half of 2007. Of this charge, SEK 1.4 billion relates to the layoff of 1,600 employees and SEK 0.8 billion relates to the termination of IT agreements and facilities contracts that are no longer needed but were pre-paid as part of the acquisition.

The countries affected were primarily the UK, Germany, Italy and the US. Revenues and profit related to the Marconi acquisition cannot be recognized separately, since the product portfolios of the Marconi business and Ericsson have been merged. Total transaction cost was SEK 160 million.

•

Netwise AB, acquired on August 11, 2006, develops and markets software within the growing area of Presence Management, team collaboration, integration of mobile phones, IP-telephony and multimedia. Netwise has subsidiaries in Sweden, Norway, Denmark, Finland, Germany and France.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCONI BUSINESS

Net assets acquired	Book Value	Fair value adjustments	Fair value
Intangible assets
Intellectual property rights	—	11,748	11,748
Brands	—	2,901	2,901
Customer relationships	—	718	718
Goodwill	—	—	—
Other assets and liabilities
Inventory	1,913	—	1,913
Property, plant and equipment	1,252	—	1,252
Other assets	4,197	—	4,197
Post-employment benefits	-812	—	-812
Other liabilities	-2,557	—	-2,557

Total purchase price	—	—	19,360
Less:
Cash and cash equivalents	—	—	1,748

Cash flow effect	—	—	17,612

Divestments

Net assets disposed of	2006	2005	2004
Property, plant and equipment	253	3	—
Other assets	2,946	76	186
Provisions, including post-employment benefits	-89	-8	—
Other liabilities	-2,079	-30	-131
Gains from divestments	2,945	16	-31

Less:
Cash and cash equivalents	890	27	10

Cash flow effect	3,086	30	14

In 2006, divestments made by Ericsson amounted to SEK 3,086 million, primarily:

•

The Defense business, Ericsson Microwave Systems AB and its 40 procent holding in Saab Ericsson Space, was sold to Saab AB on September 1. Ericsson Microwave Systems is a leading provider of radar, command and control systems for defense applications.

DEFENSE BUSINESS

Net assets disposed of
Property, plant and equipment	252
Other assets	2,744
Provisions, including post- employment benefits	-88
Other liabilities	-2,026
Gains from divestments	2,963

Less:
Cash and cash equivalents	726

Cash flow effect	3,119

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C27    LEASING

LEASING WITH THE COMPANY AS LESSEE

Assets under finance leases, recorded as property, plant and equipment, consist of:

FINANCE LEASES

	2006	2005
Acquisition costs
Real estate	1,767	1,948
Machinery	—	—
Other equipment	5	5

	1,772	1,953

Accumulated depreciation
Real estate	-544	–502
Machinery	—	—
Other equipment	-1	-1

	-545	-503

Accumulated write-downs
Real estate	-349	-417
Machinery	—	—
Other equipment	—	—

	-349	-417

Net carrying value	878	1,033

As of December 31, 2006, future minimum lease payment obligations for leases were distributed as follows:

	Finance leases	Operating leases
2007	180	2,198
2008	182	1,830
2009	152	1,488
2010	138	1,228
2011	115	977
2012 and later	1,440	3,504

Total	2,207	11,225

Future finance charges1)	-879	n/a

Present value of finance lease liabilities	1,328	11,225

1)	Average effective interest rate on lease payables is 6.61 percent.

Expenses in 2006 for leasing of assets were SEK 2,873 (2,686) million, of which variable expenses were SEK 11 (11) million. The leasing contracts vary in length from 1 to 22 years.

Most of the Company’s lease agreements contain no contingent rents. In the few cases they occur it relates to charges for heating, linked to the oil price index. Most of the leases of real estate contain terms of renewal giving the right to prolong the agreement in question for a predefined period of time. All of the finance leases of facilities contain purchase options. Only a very limited number of the Company’s lease agreements contain restrictions on stockholders’ equity or other means of finance. The major agreement contains a restriction stating that the Parent Company must maintain a stockholders’ equity of at least SEK 25 billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

LEASES WITH THE COMPANY AS LESSOR

Leasing income mainly relates to income from sublease of real estate. These leasing contracts vary in length from 1 to 13 years.

At December 31, 2006, future minimum payment receivables were distributed as follows:

	Finance leases	Operating leases
2007	—	132
2008	—	92
2009	—	72
2010	—	38
2011	—	23
2012 and later	—	107

Total	—	464

Unearned financial income	—	n/a

Uncollectible lease payments	—	n/a

Net investments in financial leases	—	n/a

Leasing income in 2006 was SEK 149 (114) million.

C28    TAX ASSESSMENT VALUES IN SWEDEN

	2006	2005
Land and land improvements	60	60
Buildings	235	235

Total	295	295

C29    INFORMATION REGARDING EMPLOYEES, MEMBERS OF THE BOARD OF DIRECTORS AND MANAGEMENT

AVERAGE NUMBER OF EMPLOYEES

	Men	Women	2006 Total	Men	Women	2005 Total
Western Europe1)	31,212	8,697	39,909	25,188	8,516	33,704
Central and Eastern Europe, Middle East and Africa	4,344	1,137	5,481	3,261	1,058	4,319
North America	3,252	998	4,250	3,129	992	4,121
Latin America	3,324	740	4,064	2,549	568	3,117
Asia Pacific	8,017	2,765	10,782	6,541	2,393	8,934

Total2)	50,149	14,337	64,486	40,668	13,527	54,195

1) Of which Sweden	14,517	4,792	19,309	15,378	5,120	20,498
2) Of which EU	32,007	8,925	40,932	25,713	8,688	34,401

Within the group of the 150 most senior executives, the distribution between females and males is 15.5 percent and 84.5 percent respectively.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NUMBER OF EMPLOYEES

	As per December 31,
Employees by region	2006	2005
Western Europe1)	38,432	35,679
Central and Eastern Europe, Middle East and Africa	6,325	4,533
North America	4,138	3,911
Latin America	4,498	3,382
Asia Pacific	10,388	8,550

Total2)	63,781	56,055

1) Of which Sweden	19,094	21,178
2) Of which EU	39,818	36,482

	As per December 31,
Employees per segment	2006	2005
Systems	59,484	50,107
Other operations	4,297	5,948

Total	63,781	56,055

EMPLOYEES BY GENDER AND AGE AT YEAR END 2006

	Female	Male	Percent of total
Under 25 years old	674	2,369	5%
26–35 years old	5,663	18,507	38%
36–45 years old	5,276	18,755	38%
46–55 years old	1,950	7,820	15%
Over 55 years old	573	2,194	4%

Percent of total	22%	78%	100%

NUMBER OF EMPLOYEES RELATED TO COST OF SALES AND OPERATING EXPENSES

	2006	2005	2004
Cost of sales	27,682	22,477	19,234
Operating expenses	36,099	33,578	31,300

Total	63,781	56,055	50,534

EMPLOYEE MOVEMENTS 2006

Head count at year-end	63,781
Departed employees	6,432
Employees joining the company	14,158
Temporary employees	1,219

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

REMUNERATION

WAGES AND SALARIES AND SOCIAL SECURITY EXPENSES
	2006	2005
Wages and salaries	32,219	25,567
Social security expenses	10,602	8,891
Of which pension costs	2,709	2,165

Amounts related to the President and CEO and the group management team are included.

WAGES AND SALARIES PER GEOGRAPHICAL AREA
	2006	2005
Western Europe1)	22,296	17,706
Central and Eastern Europe, Middle East and Africa	1,958	1,317
North America3)	3,503	3,184
Latin America	1,333	1,007
Asia Pacific	3,129	2,353

Total 2)	32,219	25,567

1) Of which Sweden	11,467	10,721
2) Of which EU	22,480	17,781
3) Of which United States	2,244	1,823

Remuneration in foreign currency has been translated to SEK at average exchange rates for the year.

ELEMENTS IN TOTAL REMUNERATION FOR THE PRESIDENT AND CEO AND OTHER TOP EXECUTIVES

	Objective	Performance period	Conditions
Fixed salary	Competitive in the home country while tracking global compensation levels	N/A	Absolute level is determined by the size and complexity of the job and year-to-year performance of the individual jobholder

Short-Term Variable salary	Performance related	Annual

Cash program based on achievement of specific business objectives derived from the annual business plan approved by the Board of Directors. The exact nature of the targets will vary depending on the specific job, but may include financial targets—at either corporate level or unit level—operational targets, employee motivation targets and customer satisfaction targets

Long-Term Variable compensation	Performance related	3 years

Payouts are determined by three specific variables; the individual’s own investments in shares, a long-term financial target at Group level and the share price development. Share-based long-term variable plans are submitted each year for approval by the shareholders at the Annual General Meeting

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Objective	Performance period	Conditions

Pension	Competitive in the home country	N/A	Defined contribution plan for old age pension in addition to the basic pension plans in the Swedish labor market (the ITP plan)

Other Benefits	Competitive in the home country	N/A

COMPENSATION POLICIES AND REMUNERATION TO THE BOARD OF DIRECTORS, THE PRESIDENT AND CEO AND OTHER TOP EXECUTIVES

The following information covers the remuneration for the Board of Directors, the President and CEO and the other top executives as required by applicable laws, rules and recommendations.

Principles for remuneration and other employment terms for Top Executives

The principles, approved by the Annual General Meeting 2006, cover remuneration and other employment terms for the President and CEO and other top executives.

The Remuneration Committee monitors pay trends within and outside Sweden to find competitive and performance driven remuneration packages for the top executives.

The total remuneration includes fixed salary, variable components in the form of short-term variable salary and long-term variable compensation, pension and other benefits according to the table “Elements in total remuneration for the President and CEO and other top executives”.

Performance is especially reflected in the variable components—both in the annual variable part and in the long-term variable portion. Although this may vary over time to take general trends in compensation into account, the target level of the annual component for Swedish top executives is currently about 20 percent of the total compensation (fixed salary, short-term variable salary and long-term variable compensation). The long-term component is also set to achieve a target of around 20 percent of the total compensation. In both cases the variable pay is measured against the achievement of specific business objectives.

Together, the variable components are set to a target of around 40 percent of the total compensation and the remaining part of around 60 percent for the fixed salary, reflecting the judgment of the Board of Directors as to the right balance between fixed and variable pay and the market practice for compensation of executives.

Pension

The pension age is normally 60 years for the President and CEO and the other top executives.

For the President and CEO and the other top executives a defined contribution plan is applied. They were also entitled to pension in accordance with the occupational pension plan for salaried staff on the Swedish labor market (ITP) from 65 years. From 2007, the pension age in the ITP plan is lowered to 60 years. These pension plans are portable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the defined contribution plan, the Company pays for old age pension a contribution between 10 and 35 percent per year on salary portions in excess of 20 base amounts (one base amount 2006 was SEK 44 500) of the executive’s pensionable salary. For the President and CEO the annual pension contribution is 35 percent of the pensionable salary above 20 base amounts.

The pensionable salary consists of the annual fixed salary and the target level of the annual variable salary.

Notice and severance pay

For the President and CEO and the other top executives the following applies:

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

PROPORTION OF FEMALES/MALES IN THE BOARD OF DIRECTORS AND OTHER TOP EXECUTIVES

	Females		Males
Board of Directors
2005-12-31	3	20%	12	80%
2006-12-31	5	31%	11	69%

Other Top Executives
2005-12-31	1	9%	10	91%
2006-12-31	1	8%	11	92%

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

COMPENSATION TO MEMBERS OF THE BOARD OF DIRECTORS DURING 2006

SEK	Board member fee	Committee fee	Employee representative	Total
Board member
Michael Treschow	3,750,000	250,000	—	4,000,000
Sverker Martin-Löf	750,000	350,000	—	1,100,000
Marcus Wallenberg	750,000	125,000	—	875,000
Peter L. Bonfield	750,000	250,000	—	1,000,000
Börje Ekholm	750,000	125,000	—	875,000
Katherine Hudson	750,000	—	—	750,000
Ulf J. Johansson	750,000	250,000	—	1,000,000
Nancy McKinstry	750,000	125,000	—	875,000
Anders Nyrén	750,000	125,000	—	875,000
Carl-Henric Svanberg	—	—	—	—
Monica Bergström	—	400	10,000	10,400
Jan Hedlund	—	900	10,000	10,900
Torbjörn Nyman	—	1,100	10,000	11,100
Kristina Davidsson	—	—	4,000	4,000
Anna Guldstrand	—	—	10,000	10,000
Per Lindh	—	400	9,000	9,400
Arne Löfving	—	—	6,000	6,000

Total	9,750,000	1,602,800	59,000	11,411,800

Social security fees				3,683,729

Total				15,095,529

Comments to the table

•	The Chairman of the Board received a Board fee of SEK 3,750,000. The Chairman also received SEK 125,000 for each Board committee on which he served.

•

The other Directors appointed by the Annual General Meeting received a fee of SEK 750,000 each. In addition, each Director serving on a Board committee has received a fee of SEK 125,000 for each committee. However, the Chairman of the Audit Committee received a fee of SEK 350,000 and the other two members of the Audit Committee received a fee of SEK 250,000 each.

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

•	Arne Löfving resigned from the Board of Directors in August 2006 and was replaced by Kristina Davidsson.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

COMPENSATION PAID TO THE PRESIDENT AND CEO AND OTHER TOP EXECUTIVES DURING 2006

Salary and benefits, SEK	The President	Other Top Executives	Total
Salary	15,271,483	44,170,661	59,442,144
Variable pay earned 2005 and paid 2006	8,700,000	23,423,344	32,123,344
Other benefits	71,127	807,850	878,977

Total	24,042,610	68,401,855	92,444,465

Comments to the table

•

Other top executives included the following persons: Karl-Henrik Sundström, Sivert Bergman, Carl Olof Blomqvist, Marita Hellberg, Torbjörn Nilsson, Bert Nordberg, Henry Sténson, Joakim Westh, Håkan Eriksson, Kurt Jofs, Björn Olsson and Hans Vestberg.

•

“Other benefits” include the value of matching shares received during 2006 under the Stock Purchase Plan 2003. The value of matching shares for the President and CEO was SEK 27,429 corresponding to 989 Ericsson B-shares. For the other top executives the value for matched shares was SEK 135,839, corresponding to 4,900 Ericsson B shares. The above values are based on the share price at matching.

•

In addition to the above amounts, the Company has paid fees for an external lawyer and compensated for individual taxes on this benefit, totally SEK 7,458,949, for one person in the top executive group in connection with an alleged evasion of tax control.

COMPENSATION COSTS INCURRED DURING 2006 FOR THE PRESIDENT AND CEO AND THE GROUP MANAGEMENT TEAM

Total costs, SEK	The President	Other Top Executives	Total
Salary	15,271,483	44,170,661	59,442,144
Provisions for variable pay earned 2006 to be paid 2007	8,940,002	21,137,377	30,077,379
Other benefits	4,025,547	10,258,162	14,283,709
Pension premiums	6,493,648	20,981,148	27,474,796
Social security fees	10,966,834	30,164,068	41,130,902

Total	45,697,514	126,711,416	172,408,930

Comments to the table

•

Other benefits include the compensation cost during 2006 for share based programs. For the President and CEO the cost was SEK 3,981,849 and for the other top executives SEK 9,586,151, which represent their part of total compensation costs as disclosed under “Shares for all plans”.

Stock purchase programs are a part of the total remuneration package as a compensation for the services rendered by employees. Ericsson shall recognize the value of services received as compensation cost in the income statement at consumption of the services.

•

For the President and CEO, the above pension premium includes a fee of SEK 6,580,992 corresponding to 35 percent of his pensionable salary above 20 base amounts (one base amount 2006 was SEK 44,500), for a premium-based old age pension and a fee of SEK 373,656 for the ITP plan. Included in

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the pension premiums are also changes of commitments made to the President and CEO and the other top executives for benefit based temporary disability and survival’s pensions until retirement age. For the President and CEO, the change of these commitments was—SEK 464,300, which amount has affected his total premiums for the year.

•

The Company’s commitments for benefit-based pensions per December 31, 2006, under IAS 19 amounted to SEK 3,128,700 for the President and CEO, of which SEK 89,200 refers to old age pensions in the ITP plan and the remaining SEK 3,039,500 to temporary disability and survival’s pensions until retirement age. For other top executives the Company’s commitments amounted to SEK 36,869,094, of which 17,040,094 refers to old age pensions in the ITP plan.

•	Social security fees include payroll tax on pension premiums.

•	For previous Presidents, the Company has made provisions for defined benefit pension plans in connection with their active service periods within the Company.

•

In addition to the above amounts, the Company has incurred costs of SEK 9,866,698 whereof social security fees of SEK 2,407,749 for the above reported benefits for one person in the top executive group in connection with an alleged evasion of tax control.

OUTSTANDING STOCK OPTIONS AND MATCHING RIGHTS

	As per December 31, 2006
Number of B shares	The President	Other Top Executives
1999 Stock Option Plan	—	13,816
Millenium Stock Option Plan	—	1,238,240
Stock Option Plan 2001—May Grant	—	625,000
Stock Option Plan 2002	—	690,000
Stock Purchase Plan 2003 (two-year), 2005 and 2006, and Performance Matching Program 2004, 2005 and 2006	705,378	1,621,974

Comments to the tables

•	For the definition of matching rights, see description under “Long-term variable compensation”.

•	The number of options presumes full exercise under applicable plans. The Millenium Stock Option Plan expired on January 17, 2007 and the 1999 Stock Option Plan will expire February 28, 2007.

•	For strike prices for option plans, see “Long-term variable compensation”.

•	The number of matching rights presumes maximum performance matching under Long-Term Incentive Plans 2004, 2005 and 2006. The matching under the Performance Matching Programs will start in 2007.

LONG-TERM VARIABLE COMPENSATION

The Stock Purchase Plan

The Stock Purchase plan is designed to offer an incentive for all employees to participate in the Company, which is consistent with our industry and with our ways of working. Under the plans, employees can save up to 7.5 percent of the gross salary, for purchase of class B shares at market price on the Stockholm Stock Exchange or ADRs at NASDAQ (contribution shares). If the contribution shares are retained by the employee for three

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

years after the investment and the employment with the Ericsson Group continues during that time, the employee’s shares will be matched with a corresponding number of class B shares or ADRs free of consideration. Employees in 86 countries participate in the plan.

The below table shows the periods for employees’ purchase of shares (contribution period) and participation details in ongoing plans.

Plan	Contribution period	Number of participants at launch	Take-up rate – % of all employees
Stock Purchase plan 2003 1st year	August 2003 – July 2004	11,000	22%
Stock Purchase plan 2003 2nd year	August 2004 – July 2005	15,000	30%
Stock Purchase plan 2005	August 2005 – July 2006	16,000	29%
Stock Purchase plan 2006	August 2006 – July 2007	17,000	29%

The Key Contributor Program

The Key Contributor Program is designed to give recognition to key employees as a method of retention. Under the program, about 10 percent of the employees (2004: up to 4,500, 2005: up to 5,000 and 2006: up to 6,040) have been selected to obtain one extra matching share in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan during a twelve-month program period. The program was introduced in 2004 and has been repeated 2005 and 2006.

The Performance Matching Program for executives

The Performance Matching Program is designed to focus the management on driving earnings and provide competitive compensation based on Swedish practice. Under the program, executives (2004: up to 200 executives, 2005 and 2006: up to 220 executives) have been selected to obtain up to four or six extra shares (performance matching shares) in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan during a twelve-month program period. The performance matching is subject to the fulfillment of a performance target. Several possible measures have been evaluated, but earnings per share (EPS) growth during a three-year period has been found to best suit the Company. The program was introduced in 2004 and has been repeated 2005 and 2006. In the 2006 program, the CEO is allowed to invest up to 9 percent of the salary in shares and may obtain up to eight performance matching shares in addition to the ordinary one matching share.

The performance target for the 2004 program is annual average EPS growth between five (0 performance matching shares) and 25 percent (maximum performance matching shares). The performance target for the 2005 and 2006 programs is annual average EPS growth between three (0 performance matching shares) and 15 percent (maximum performance matching shares). The Board may reduce the number of performance matching shares, if deemed appropriate, considering the Company’s financial results and position, conditions on the stock market and other circumstances at the time of matching.

It is the Board of Directors’ intention to repeat the Stock Purchase Plan, including the Key Contributor Program and the Performance Matching Program for next year.

Shares for all plans

All plans, except the Millennium Option Plan, are funded with treasury stock. Sale of shares is recognized directly in equity. The Millennium Stock Option Plan is based on warrants, i.e. options entitling the holders to

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

subscribe for Class B shares. The warrants are held by subsidiaries to Telefonaktiebolaget L M Ericsson, which have granted options to their employees. Treasury stock for the 1999 Option Plan was repurchased in year 2000 on the Stockholm Stock Exchange. Treasury stock for all remaining plans was issued in a directed cash issue of Class C shares at a nominal amount of SEK 1, and purchased under a public offering at SEK 1 per share plus a premium corresponding to the subscribers’ financing costs, and then converted to Class B shares.

For all plans, additional shares and warrants have been allocated for financing of social security expenses. For the Millennium Stock Option Plan, the warrants designated for social security expenses have been exchanged for a call option issued by a bank in order to hedge also equity against potential social security payments. For all other plans, treasury stock is sold on the Stockholm Stock Exchange to cover the social security payments when arising due to exercise of options or matching of shares. During 2006, 2,075,564 shares were sold at an average price of SEK 27.07.

STOCK OPTION PLANS

Plan	Grant/Expiry date	Exercise price 1) (SEK)	Vesting period from Grant date	Number of participants at grant	Number of participants end 2006
1999 Stock Option Plan	1 March 00/28 Feb 07	128.00	30% after 3 years,	1,800	1,007
			40% after 4 years,
			30% after 5 years

Millennium Stock Option Plan	17 Jan 00/17 Jan 07	93.80	1/3 after 1 year,	8,000	2,591
			1/3 after 2 years,
			1/3 after 3 years

Stock Option Plan 2001			1/3 after 1 year,
—May Grant	14 May 01/14 May 08	30.50	1/3 after 2 years,	15,000	7,698
			1/3 after 3 years

Stock Option Plan 2001			1/3 after 1 year,
—November Grant2)	19 Nov 01/19 Nov 08	25.70	1/3 after 2 years,	900	527
			1/3 after 3 years

Stock Option Plan 20022)	11 Nov 02/11 Nov 09	7.80	1/3 after 1 year,	12,800	6,881
			1/3 after 2 years,
			1/3 after 3 years

1)	Market price at grant date—re-pricing is only permitted under limited circumstances principally relating to changes in the capital structure of Ericsson.
2)	For stock options exercised during 2006, the weighted average share price was SEK 26.49.

If all options outstanding as of December 31, 2006, were exercised, all shares allocated for future matching under the Stock Purchase Plan were transferred, and shares designated to cover social security payments were disposed of as a result of the exercise and the matching, approximately 34 million Class B shares would be issued and approximately 197 million Class B shares, held as treasury stock, would be transferred. The total, approximately 231 million Class B shares, corresponds to 1.5 percent of the total number of shares outstanding, 15,881 million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The below table shows the number of shares (representing options and matching rights but excluding shares for social security costs) allocated for each ongoing plan and changes during 2006. It also shows compensation costs charged for each plan. The total compensation costs charged for the Long Term Variable Compensation plans during 2006 amount to SEK 389 million.

Plan (million shares)	Originally designated 1)	Outstanding beginning of 2006	Granted during 2006	Exercised/ matched during 2006	Forfeited during 2006	Expired during 2006	Outstanding end of 2006		Number of options exercisable	Compensation costs charged during 2006
1999 Stock Option Plan	1.4	0.8	—	—	0.1	—	0.7		0.7	—
Millennium Stock Option Plan	71.6	31.2	—	—	2.8	—	28.4		28.4	—
2001 Stock Option Plan—May Grant	44.9	25.9	—	—	2.3	—	23.6		23.6	—
2001 Stock Option Plan—Nov Grant	2.6	1.5	—	0.1	0.1	—	1.3		1.3	—
2002 Stock Option Plan	53.9	33.3	—	8.1	0.5	—	24.7		24.7	—
2003 Stock Purchase Plan (2-year plan) and 2004 Key Contributor and Performance Matching programs	151.7	33.3	0.1	5.4	1.0	—	27	2)	—	245	3)
2005 Stock Purchase Plan, Key Contributor and Performance Matching programs	31.5	5.9	19.4	1.3	0.4	—	23.6	2)	—	138	3)
2006 Stock Purchase Plan, Key Contributor and Performance Matching programs	31.8	—	5.8	—	—	—	5.8	2)	—	6	3)

1)	Adjusted for split, bonus issue and rights offering when applicable.
2)	Presuming maximum performance matching under the Performance Matching Program.
3)	Fair value is calculated as the share price on the investment date reduced by the net present value of the dividend expectations during the three year vesting period. Net present value calculations are based on data from external party. For shares under the performance matching programs, the Company assesses the probability of meeting the performance targets when calculating the compensation costs. Fair value of Class B share at each investment date during 2006 was: February 15 SEK 25.67, May 15 SEK 22.49, August 15 SEK 20.32 and November 15 SEK 26.14.

C30    RELATED PARTY TRANSACTIONS

During 2006, various transactions were executed pursuant to contracts based on terms customary in the industry and negotiated on an arm’s length basis.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SONY ERICSSON MOBILE COMMUNICATIONS AB (SEMC)

In October 2001, SEMC was organized as a joint venture between Sony Corporation and Ericsson, and a substantial portion of Ericsson’s handset operations was sold to SEMC. As part of the formation of the joint venture, contracts were entered into between Ericsson and SEMC.

Major transactions are as follows:

•	Sales. Ericsson reports sales regarding mobile phone platform design to SEMC.

•	Royalty. Both owners of SEMC, Sony Corporation and Ericsson, receive royalties for SEMC’s usage of trademarks and intellectual property rights.

•	Purchases. Ericsson purchases mobile phones from SEMC to support contracts with a number of customers for mobile systems which also include limited quantities of phones.

•	Dividends. Both owners of SEMC, Sony Corporation and Ericsson, receive dividends.

	2006	2005
Related party transactions
Sales	2,486	1,742
Royalty	1,478	654
Purchases	173	827
Dividends	1,160	—

Related party balances
Receivables	479	197
Liabilities	108	33

ERICSSON NIKOLA TESLA D.D.

Ericsson Nikola Tesla d.d. is a joint stock company for manufacturing of telecommunications systems and equipment and an associated member of the Ericsson Group. Ericsson holds 49.07 percent of the shares.

Major transactions are as follows:

•	Sales. Ericsson Nikola Tesla d.d. purchases telecommunication equipment from Ericsson.

•	Royalty. Ericsson receives royalties for Ericsson Nikola Tesla d.d.’s usage of trademarks and intellectual property rights.

•	Purchases. Ericsson purchases development resources from Ericsson Nikola Tesla d.d.

•	Dividends. Ericsson receives dividends from Ericsson Nikola Tesla d.d.

	2006	2005
Related party transactions
Sales	867	880
Royalty	7	9
Purchases	465	364
Dividends	98	—

Related party balances
Receivables	86	132
Liabilities	82	50

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

OTHER RELATED PARTIES

Ericsson continued the cooperation with Ericsson’s owners Investor AB and AB Industrivärden in the venture capital vehicle Ericsson Venture Partners.

For information regarding the management remuneration, see Note C29, Information regarding employees, members of the Board of Directors and management.

C31    FEES TO AUDITORS

	Price- waterhouse- Coopers	KPMG	Others	Total
2006
Audit fees	98	8	3	109
Audit related fees	14	—	—	14
Tax services fees	19	2	1	22
Other fees	1	2	1	4

	132	12	5	149

2005
Audit fees	58	6	3	67
Audit related fees	24	—	—	24
Tax services fees	43	1	1	45
Other fees	—	1	—	1

	125	8	4	137

2004
Audit fees	57	6	1	64
Audit related fees	10	6	—	16
Tax services fees	31	2	—	33
Other fees	—	—	—	—

	98	14	1	113

During the period 2004–2006 PricewaterhouseCoopers and KPMG provided the Company with certain audit related services and tax services in addition to audit services. The audit related services provided during the period include consultation on financial accounting, consultation in connection with conversion to International Financial Reporting Standards (IFRS), services related to acquisitions and assessments of internal control. The tax services include general expatriate services, VAT refund services and Corporate tax compliance work.

Audit fees to other auditors consist of local statutory audits for minor companies.

The increase of audit fees during 2006 is related to SOX 404.

C32    EVENTS AFTER THE BALANCE SHEET DATE

The process of establishing a purchase price allocation (PPA) for the acquisitions below is in progress and Ericsson disclosed a preliminary PPA for Redback in the Q1 2007 Interim report. Funding of the below acquistions will be from net cash.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ACQUISITION OF REDBACK NETWORKS

On December 20, 2006, Ericsson and Redback Networks Inc. (NASDAQ:RBAK) announced the signing of a definitive agreement under which Ericsson would acquire Redback for USD 25.00 per share, or an aggregate price of approximately USD 1.9 billion. On January 25, 2007, the completion of the acquisition was announced.

Redback has over 700 carrier customers in more than 80 countries and employs about 800 people, including 500 R&D engineers. Fifteen of the top 20 telephone carriers worldwide use Redback’s technology, including broadband routers to manage IP-based data, voice and video services. Redback has a strong position in multi-service edge routing technology, which helps carriers deliver broadband, telephony, TV and mobility services over internet-based infrastructures.

The combination of Redback’s intelligent routing technology and Ericsson’s leading IMS (IP Multimedia Subsystem), optical transport and broadband access puts Ericsson in a leading position in end-to-end IP solutions for both fixed and mobile operators.

ACQUISITION OF ENTRISPHERE

Ericsson announced on February 12, 2007, the acquisition of Entrisphere, a company providing fiber access technology. Entrisphere was founded in 2000 in Santa Clara, California, and employs about 140 people, including important R&D resources.

The Entrisphere acquisition brings a leading IP based broadband access platform ready for volume deployment and compliant with both North American and international standards.

ACQUISTION OF TANDBERG TELEVISION

On February 26, 2007, Ericsson announced a voluntary public cash offer to acquire Tandberg Television for NOK 106 in cash per share, or an aggregate price of approximately SEK 9.8 billion.

Ericsson and Tandberg Television is a strong combination with a unique ability to offer complete IPTV solutions. IPTV is key in multimedia offerings from telecom operators as well as cable and satellite operators. Tandberg’s leading TV technology and customer base and our global presence and strong position in IP networks and IMS, will create a leading player in networked media solutions. With the majority of sales in cable/satellite and the growing telecom business, Tandberg has built a premiere customer base with customers in more than 100 countries. The company has over 200 patents granted. The European and North American operations are headquartered in Southampton, UK and Atlanta, US. Tandberg Television employs 870 people.

On March 23, 2007, Ericsson had received acceptances and purchased shares representing more than 90 percent of Tandberg Television.

On April 23, 2007, Ericsson announced that we have received favorable rulings from the relevant competition authorities to acquire all outstanding shares in Tandberg Television. All conditions in the terms and conditions set out in the offer document, dated February 26, 2007, have been met and Ericsson will complete the offer in accordance with the offer document.

On May 8, 2007, post completion of the voluntary offer for Tandberg Television, Ericsson holds 74,929,553 shares in Tandberg Television, which corresponds to about 93 percent of the outstanding shares. On the basis of Ericsson holding more than 90 percent of the outstanding shares in Tandberg Television, Ericsson will launch a mandatory offer and initiate a compulsory acquisition of the remaining shares.

ACQUISITION OF MOBEON

March 15, 2007, Ericsson announced that it will acquire business and assets of Mobeon AB, the world’s leader in IP-messaging components for mobile and fixed networks. This is another step in our strategy to

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

strengthen the multimedia strategy. 21 percent of Mobeon is already owned by Ericsson, which is also the primary partner and original developer of Mobeon’s CompEdge series of carrier-class messaging.

Headquartered in Stockholm, Sweden, Mobeon is a leading supplier of IP-based voice and video mail, key elements of Ericsson’s Enriched Messaging solution, which in turn is a cornerstone of the multimedia strategy.

Mobeon has 130 employees in Sweden and the UK which will all be integrated to Ericsson’s multimedia division.

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (AGM)

At the Annual General Meeting of Shareholders (AGM), the AGM resolved to approve the proposals by the Nomination Committee and the Board of Directors with the exception for a Long term Variable compensation plan 2007 and transfer of shares in connection therewith.

ERICSSON CHANGES FINANCIAL REPORTING STRUCTURE

Ericsson has from January 1, 2007, reorganized its operating structure. On April 24, we announced that the financial reporting is changed as from the first quarter report 2007, to reflect the new business segment structure. Ericsson reports the following business segments: Networks, Professional Services and Multimedia. Phones, represented by the share in earnings of Sony Ericsson, will be reported as before.

EXTRAORDINARY GENERAL MEETING TO RESOLVE THE REVISED LONG-TERM VARIABLE COMPENSATION PLAN 2007

Ericsson announced on May 24, 2007, that an Extraordinary General Meeting will be held on June 28, 2007, to resolve the revised Long-Term Variable Compensation Program 2007.

C33    RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

As a foreign private issuer registered at the US Securities and Exchange Commission, the Company is required to reconcile certain financial information to accounting principles generally accepted in the United States (US GAAP).

The principal differences between IFRSs and US GAAP that affect our net income, as well as our stockholders’ equity, relate to the treatment of restructuring cost, pensions, sale-lease back, reversals of impairment losses, goodwill and capitalization of development expenses.

NEW US GAAP STANDARDS

The following FASB standards and pronouncements have been adopted in 2006:

•	SFAS 123R Share-Based Payments

•	SFAS 151 Inventory Costs

•	SFAS 154 Accounting Changes and Error Corrections

•	SFAS 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans

•	SAB 108 Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.

The new standards adopted in 2006 do not have any impact on the US GAAP figures.

The following FASB interpretation is expected to be adopted in 2007:

•	FIN 48: accounting for uncertainty in Income Taxes an interpretation of FASB statement No. 109

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Restructuring costs

Under IFRSs, a provision for severance pay is recognized in the balance sheet and income statement when a constructive obligation to restructure arises, which requires that a detailed formal plan has been communicated to those affected by it. Its implementation needs to be planned to begin as soon as possible and to be completed in a timeframe that makes significant changes to the plan unlikely. Under US GAAP provisions for severance pay is recognized over the remaining service period when a company has a detailed formal plan which has been communicated to those affected.

If an entity reporting under IFRSs has a contract that is onerous, the present obligation under the contract shall be recognized and measured as a provision. Under US GAAP, costs to terminate a contract before the end of its term should be recognized as a liability and measured at fair value when the entity terminates the contract in accordance with the contract terms. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity should be recognized and measured at its fair value when the entity ceases to use the right conveyed by the contract.

Ericsson has identified a difference between US GAAP and IFRSs of SEK 144 million (112 million in 2005; 88 million in 2004) related to leasehold property that has not yet been vacated and thus not qualified as provisions in accordance with US GAAP, and SEK 60 million (95 million in 2005; 0 million in 2004) related to severance pay not yet recognized per US GAAP.

Pensions

Different transition dates and the treatment of prior service cost and actuarial gains and losses are the main differences for Ericsson between IFRSs and US GAAP for accounting of defined benefit plans.

Under IFRS, Ericsson adopted IAS 19 Employee Benefits on January 1, 2004, and IAS 19 as amended on January 1, 2006. At adoption of IAS 19, actuarial gains and losses were recognized in the opening balance.

For US GAAP, the Company adopted SFAS 87, “Employer’s Accounting for Pensions” in 1989 and FAS 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans” in 2006.

The different transition dates for accounting of defined benefit plans between US GAAP and IFRSs affect the balances of actuarial gains and losses, which impact reported pension costs. Under IAS 19, all unrecognized actuarial gains and losses are reported directly to retained earnings in equity, i.e. with no impact on the income statement, whereas SFAS 158 under US GAAP requires amortization of actuarial gains and losses outside a corridor value.

Under US GAAP, companies recognize a net liability or asset to report the funded status of their defined benefit plans on their balance sheets, whereas under IFRS companies recognize the net of the funded status and unrecognized prior service cost as a provision or asset in the balance sheet.

Sale-leaseback of real estate

During 2000 and 2001, the Company sold real estate assets, which were then leased back to subsidiary companies and reported as operating leases. Under IFRSs the gain on sale of property is credited to income, if the rent to be paid is in par with market price. In accordance with US GAAP the part of the gain exceeding present value of future lease payments is credited to income when incurred. The remaining part is recognized over the lease period.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives:

Ericsson adopted IAS 39 “Financial Instruments; Recognition and Measurement” January 1, 2005. According to IAS 39, all derivatives should be recognized at fair value on the balance sheet.

Under US GAAP, the Company adopted SFAS 133, ‘‘Accounting for Derivative Instruments and Hedging Activities’’, as amended, on January 1, 2001, for calculating income and equity. SFAS 133 requires recognition of all derivatives as either assets or liabilities measured at fair value similarly to IAS 39.

As a result of different opening balances in the Hedge Reserve relating to cash flow hedging, the effect in the income statement differs between IFRSs and US GAAAP. The closing balances 2005 of the Hedge Reserve were the same, as cash flow hedge accounting is applied to the same extent under US GAAP and IFRSs.

In the end of 2006 fair value hedge accounting was used to the same extent under both standards.

Unrealized gains and losses on securities available-for-sale

In accordance with IAS 39, available-for-sale investments that can be reliably determinable are measured at fair value. The unrealized movements in fair value are recognized in equity until disposal or sale, at which time, those unrealized movements from prior periods are recognized in profit or loss. Losses other than temporary that reduce the carrying amount below acquisition cost should be recognized in profit or loss. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured may be measured at cost.

Under US GAAP, the Company’s listed marketable securities are classified as available-for-sale and measured at fair value in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. Investments in equity instruments not publicly traded are carried at cost. Unrealized gains and temporary losses are reported as a separate component of stockholder’s equity included in other comprehensive income. Other than temporary unrealized losses are charged to income.

Prior to 2005, investments in available-for-sale instruments were recorded in accordance with Swedish GAAP at cost less impairment. As IAS 39 was adopted in 2005, there is no reconciling difference for the current investments.

Reversals of impairment losses

IFRSs require reversal of impairment losses when there has been a change in economic conditions or in the expected use of an asset. Under IFRSs Ericsson has reversed impairment losses for test plants. This is prohibited under US GAAP and reduces the US GAAP net income.

Goodwill

Ericsson adopted IFRS 3 “Business Combinations” on January 1, 2004. Under IFRS 3, goodwill is not subject to amortization, but requires an impairment review at least annually. Under US GAAP, the Company applies SFAS 142. According to SFAS 142, goodwill is not subject to amortization subsequent to the date of adoption, but instead tested for impairment at least annually similarly to IFRS 3. Under IFRS, as disclosed in note C10 Intangible Assets, goodwill in segment Systems is allocated to one cash-generating unit. Under US GAAP, impairment tests have been performed for reporting units. No need for impairment was identified in either of the two standards. The presented difference in closing balances of goodwill pertains to different transition dates for IFRS 3 and SFAS 142.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capitalization of development costs

According to IFRSs, development costs are capitalized after the products have reached a certain degree of technological feasibility. Capitalization ceases and amortization begins when the product is ready for its intended use. The Company has adopted an amortization period for capitalized development costs of three to five years. Under US GAAP, the Company applies US GAAP SFAS 86 “Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed” and SOP 98-1 “Accounting for the costs of Computer Software Developed or Obtained for Internal use”. According to SFAS 86, software development costs are capitalized after the product involved has reached a certain degree of technological feasibility similarly to IFRSs. However, under US GAAP non-software related development costs may not be capitalized as per IFRSs, and are therefore expensed under US GAAP.

OTHER

Capitalization of interest expenses

Under IFRSs, an entity can choose to capitalize the borrowing costs where they are directly attributable to the acquisition, construction or production of a qualifying asset. The Company has chosen to expense the borrowing costs incurred. Such costs should be capitalized in accordance with US GAAP, and depreciated as the assets concerned are used. As amortization exceeds the capitalization during the year, the net income is reduced by SEK 10 million according to US GAAP (28 million in 2005; 58 million in 2004).

Provision for social security cost on stock-based compensation

Under IFRSs, the Company accrues social security costs on stock-based compensation during the vesting period. Provisions are adjusted for movements in share price. Under US GAAP, no social security costs are recorded until the options are exercised or matching of shares takes place, which increases net income by SEK 27 million under US GAAP (52 million in 2005; 76 million in 2004).

FIN 45

Under US GAAP, FIN 45 requires a liability to be recognized at the time a company issues a guarantee measured at the fair value of the obligations assumed under certain guarantee agreements.

Due to an amendment of IAS 39 in relation to accounting treatment of financial guarantee contracts in 2006 the application of FIN 45 has no material effect on the Company’s earnings and financial position under US GAAP from 2006. Prior to 2006, a provision was recognized under IFRS only when there was an estimated outflow as a result of the guarantee.

Deferred tax effect related to intercompany profits in inventory

According to IFRSs, deferred tax effect related to intercompany profits in inventory is recognized at the buyer’s tax rate, whereas under US GAAP the seller’s tax rate is used. The effect of this difference increased net income according to US GAAP in 2006 by SEK 39 million (-35 million in 2005; -45 million in 2004).

Deferred income taxes

Deferred tax is calculated on US GAAP adjustments, and the US GAAP balance sheet reflects the gross recognition of deferred tax assets and liabilities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Discontinued Operations

SFAS144 “Accounting for the Impairment or Disposal of Long-lived Assets” requires a component of an entity that either has been disposed or is classified as held for sale to be reported as a discontinued operation if (a) the operations and cash flow of the component have been (or will be) eliminated from the ongoing operations of the Group as a result of the disposal transaction; and b) the group will not have any significant continuing involvement in the operations of the component after the disposal. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment, a reporting unit, a subsidiary, or an asset group.

In accordance with IFRS, the Group classifies a discontinued operation as a component of an entity, which (a) pursuant to a single plan, the entity is disposing of in its entirety, (b) represents a separate major line of business or geographical activity and (c) can be distinguished operationally and for financial reporting purposes.

The divestment of the Defense operation on September 1, 2006, is classified as a discontinued operation under US GAAP. However, as the transaction does not represent a major line of business, it has not been classified as a discontinued operation under IFRS.

The table below sets forth the amounts reflected as discontinued operations for 2006, 2005 and 2004, and the amounts reclassified from continuing to discontinued operations, under US GAAP. The discontinued operations refer entirely to the divestment of the Defense operations.

(MSEK)	2006	2005	2004
Net sales	1,436	2,070	3,071
Operating income	2,827	101	73
Net income	2,820	183	158

The 2006 operating income and net income are both affected by the gain on sale of shares in Ericsson Microwave Systems, see note C6.

Adjustment of net income, equity and balance sheet items

Application of US GAAP as described above would have had the following effects on consolidated net income. In arriving at the individual items increasing or decreasing reported net income, consideration has been given to the effect of minority interests.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ADJUSTMENT OF NET INCOME

	2006	2005	2004
Net income attributable to stockholders of the parent company per IFRSs	26,251	24,315	17,539
US GAAP adjustments before taxes:
Pensions	-439	-64	-245
Sale-leaseback	93	191	352
Hedging	0	408	-2,915
Capitalization of development costs	-37	-78	-76
Restructuring costs	-4	120	-1,354
Unrealized gains and losses on available-for-sale securities	0	0	-82
Reversals of impairment losses	-31	-380	0
Other	93	56	82
Tax effect of US GAAP adjustments	154	-73	1,085

Net income in accordance with US GAAP	26,080	24,495	14,386

	2006	2005	2004

Earnings per share in accordance with US GAAP
Earnings per share per US GAAP, basic	1.64	1.55	0.91
Earnings per share per US GAAP, diluted	1.64	1.54	0.91
Average number of shares, basic per US GAAP (million)	15,871	15,843	15,829
Average number of shares, diluted per US GAAP (million)	15,943	15,907	15,855

Net income for the period from continuing operations according to US GAAP	23,260	24,312	14,228
Net income for the period from discontinued operations according to US GAAP	2,820	183	158

Total income for the period according to US GAAP	26,080	24,495	14,386

Earnings per share from continuing operations basic	1.47	1.53	0.90
Earning per share from discontinued operations basic	0.17	0.02	0.01

Total earnings per share basic	1.64	1.55	0.91

ADJUSTMENT OF STOCKHOLDERS’ EQUITY

	2006	2005	2004
Equity attributable to stockholders of the parent company per IFRSs	120,113	101,622	80,445
US GAAP adjustments before taxes:
Pensions	-83	1,822	949
Goodwill	2,698	2,705	2,705
Sale-leaseback	-744	–837	–1,028
Derivatives	0	0	1,604
Capitalization of development costs	-191	–154	–76
Restructuring costs	204	208	88
Unrealized gains and losses on available-for-sale securities	0	0	411
Reversals of impairment losses	-411	–380	0
Other	348	246	190
Deferred tax effect of US GAAP adjustments	–36	–594	–919

Stockholders’ equity in accordance with US GAAP	121,898	104,638	84,369

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

BALANCE SHEET

Balance sheet items according to IFRSs and US GAAP:

	IFRSs Dec. 31 2006	Dec. 31 2005	Dec.31 2004	Dec. 31 2006	US GAAP Dec. 31 2005	Dec.31 2004
Non-current assets	63,373	51,183	49,300	65,470	52,889	53,435
Current assets	151,567	158,153	136,886	151,567	158,153	139,428

Total assets	214,940	209,336	186,186	217,037	211,042	192,863
Stockholders’ equity attributable to stockholders of the parent company	120,113	101,622	80,445	121,898	104,638	84,369
Minority interests	782	850	1,057	782	850	1,057
Non-current liabilities	23,724	24,111	35,347	23,717	22,680	36,880
Current liabilities	70,321	82,753	69,337	70,640	82,874	70,557

Total stockholders’ equity and liabilities	214,940	209,336	186,186	217,037	211,042	192,863

Share-Based Compensation

Stock Option Plan

Ericsson adopted IFRS 2 “Share-based Payments” on January 1, 2004, with the optional exception to apply IFRS 2 only to equity instruments granted after November 7, 2002. For one employee option program, granted after this date and not yet vested by January 1, 2005, Ericsson recognized a charge to income representing the fair value at grant date of the outstanding employee options. The impact on the operating profit was a charge of SEK 14 million in 2005 and no impact in 2006.

There were no employee option programs with vesting periods during 2006 and consequently no charge was made during 2006.

Up until 2003, the Company, as permitted under SFAS 123 “Accounting for Stock Based Compensation”, applied Accounting Principles Board Opinion 25 (APB 25) and related interpretations in accounting for its stock option plans under US GAAP. No compensation expense was reflected in the consolidated income statement, as no compensation expense arose when the strike price of the employee’s stock options equaled the market value of the underlying stock at grant date, as in the case of all options granted to Ericsson’s employees.

In 2003 Ericsson adopted SFAS 148 “Accounting for Stock-Based Compensation-transition and Disclosure, an amendment of FASB Statement No. 123”. The adoption method chosen was the “Prospective method”. This method stated that the recognition provisions should be applied to all employee awards granted, modified, or settled after the beginning of the fiscal year in which the recognition provisions were first applied. As the Company has had no changes to its current stock option plans nor any new stock option plans started after implementing SFAS 148, there has been no effect to the income according to US GAAP.

If the Company had chosen to adopt the optional recognition provisions of SFAS 123 for its stock option plans, net income (loss) and earnings (loss) per share in accordance with US GAAP would not have been materially affected. No option programs were initiated during 2004, 2005 or 2006.

Stock Purchase Plans

For its stock purchase plans, Ericsson has applied SFAS 123R according to US GAAP and IFRS 2 according to IFRSs. The stock purchase plans have been expensed in the income statement according to both IFRSs and US GAAP since 2003, the first year in which stock purchase plans were issued that still had a vesting period in 2006. The costs are based on the fair value at investment date and charged to profit or loss and credited to shareholders’ equity and accordingly we have not identified any differences between IFRS and US GAAP.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

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

We are subject to political, economic and regulatory risks in the various countries in which we operate.

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

Changes in regulatory requirements, tariffs and other trade barriers, price or exchange controls or other governmental policies in the countries in which we conduct business could limit our operations and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights. We also must comply with the export control regulations of the countries in which we operate. Although we seek to comply with each of these regulations, even unintentional violations thereof could have material adverse effects on our business, operational results and reputation.

We are subject to the market conditions affecting the capital and operating expenditures of our customers, making demand for our products and services highly unpredictable.

Adverse economic conditions could cause network operators to postpone investments or initiate other cost-cutting initiatives to improve their financial position, which could result in significantly reduced capital expenditures for network infrastructure. If operator spending for network equipment and associated rollout services declines substantially, our business and operating results would suffer. We have established better flexibility to cost effectively accommodate fluctuations in demand. However, if demand were to fall, or were to be significantly weaker than expected, we may experience material adverse effects and may incur operating losses in the future.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

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

The market for mobile network equipment is highly concentrated, with the 10 largest operators representing more than 40 percent of the total market. Network operators have undergone significant consolidation, especially among companies operating in different countries. This trend is expected to continue, while also intra-country consolidation is likely to accelerate as a result of competitive pressure.

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

The markets for our products are highly competitive in terms of pricing, functionality and service quality, the timing of development and introduction of new products and services and terms of financing. We face intense competition from significant competitors. Our competitors may implement new technologies before we do, allowing them to offer more attractively priced or enhanced products, services or solutions than we provide. Some of our competitors may have greater resources in certain business segments or geographic markets than we do. We may also encounter increased competition from new market entrants, alternative technologies or alternative telecommunications platforms. Our operating results significantly depend on our ability to compete in this market environment, in particular on our ability to introduce new products to the market and to continuously enhance the functionality while reducing the cost of new and existing products.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Liability claims related to and public perception of the potential health risks associated with electromagnetic fields could negatively affect our business.

We are subject to claims that mobile handsets and other telecommunications devices that generate electromagnetic fields expose users to health risks. At present, a substantial number of scientific studies conducted by various independent research bodies have indicated that electromagnetic fields, at levels within the limits prescribed by public health authority safety standards and recommendations, cause no adverse effect to human health. However, any perceived risk or new scientific findings of adverse health effects of mobile communication devices and equipment could adversely affect us through a reduction in sales. Although Ericsson’s products are designed to comply with all current safety standards and recommendations regarding electromagnetic fields, we cannot assure you that we or the jointly owned Sony Ericsson Mobile Communications will not become the subject of product liability claims or be held liable for such claims or be required to comply with future regulatory changes that may have an adverse effect on our business. See also “Legal and Tax proceedings” in the Board of Directors’ Report .

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

Strategic and operational risks

Our business is subject to a wide variety of factors that impact our strategies and operating results. Any of these factors could have a material adverse impact on our operating results. Furthermore, results of operations for any period may not necessarily be indicative of results to be expected in future periods. Consequently, our operating results may fluctuate significantly from period to period which may lead us to revise our estimates and/ or strategies.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Frame agreements often also provide for penalties and termination rights in the event of our failure to deliver ordered products on time or if our products do not perform as promised, which may affect our results negatively.

We expend significant resources on product and technology R&D which may not be successful in the market.

Developing new products or updating existing products and solutions requires significant levels of financial and other commitments to research and development, which may not always result in success. We are also actively engaged in the development of technology standards that we are incorporating into our products and solutions. In order to be successful, those standards must be accepted by relevant standardization bodies and by the industry as a whole. Our sales and earnings may suffer if we invest in development of technologies and technology standards that do not function as expected, are not adopted in the industry or are not accepted in the marketplace within the time-frame we expect, or at all.

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

We cannot be certain that we will be successful in integrating acquired operations with our existing operations.

Our success depends in part upon the successful integration of the operations that we acquire. Although we believe that the consummation of acquired businesses will result in significant benefits and synergies, the integration of these operations will also present significant challenges, including:

•	realizing economies of scale and eliminating duplicative overheads; and

•	integrating internal communications networks, financial and operational systems and processes.

We cannot assure you, with respect to our recent acquisitions, that we will realize any anticipated benefits or will successfully integrate any of the acquired operations with our existing operations. The acquired companies may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

or effective as those required by U.S. security laws for public companies. While we intend to implement appropriate controls and procedures as we integrate the operations, we cannot provide assurance as to the effectiveness of their disclosure controls and procedures or internal controls over financial reporting until we have fully integrated them.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

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

With the majority of our cost base being Swedish krona (SEK) denominated and a very large share of sales in currencies other than SEK, and many subsidiaries outside Sweden, our foreign exchange exposure is significant. Currency exchange rate fluctuations affect our consolidated balance sheet, cash flows and income statement when foreign currencies are exchanged or translated to SEK. Our attempts to reduce the effect of exchange rate fluctuations through a variety of hedging activities may not be sufficient or successful, resulting in an adverse impact on our results.

A stronger SEK exchange rate would generally have a negative effect on our competitiveness compared to competitors with costs denominated in other currencies.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

INFORMATION ON THE COMPANY

GENERAL FACTS ON THE COMPANY

Legal name:

Telefonaktiebolaget LM Ericsson (publ)

Organization number:

556016-0680

Legal form of the Company:

A Swedish limited liability company organized under the Swedish Companies Act. The terms “Ericsson”, “the Company”, “the Group”, “us”, “we”, “our” all refer to Telefonaktiebolaget LM Ericsson and its subsidiaries.

Country of incorporation:

Sweden. The Company was incorporated on August 18, 1918, as a result of a merger between AB LM Ericsson & Co. and Stockholms Allmänna Telefon AB.

Domicile:

Our registered address is Telefonaktiebolaget LM Ericsson, SE-164 83 Stockholm, Sweden. Our headquarter is located at Torshamnsgatan 23, Kista, Sweden.

Our telephone number is +46 8 719 0000.

Our web site is www.ericsson.com. Please note that information on our web site does not form part of this document.

Agent in the US:

Ericsson Inc., Vice President Legal Affairs, 6300 Legacy Drive, Plano, Texas 75024. Telephone number +1 972 583 0000.

Shares:

Our Class A and B shares are traded on Stockholmsbörs-en (the Stockholm Stock Exchange). Our Class B shares are also traded on the London Stock Exchange (LSE). In the United States, our American depository shares (ADS), each representing 10 underlying Class B shares, are traded on NASDAQ.

Parent Company operations:

The business of the Parent Company, Telefonaktiebolaget LM Ericsson, consists mainly of corporate management, holding company functions and internal banking activities. Parent Company operations also include customer credit management activities performed by Ericsson Credit AB.

Subsidiaries and associated companies:

For a listing of our significant subsidiaries, please see Notes to the Parent Company Financial Statements—Note P9 “Investments”. In addition to our joint venture with SONY Corporation, we are engaged in a number of

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

other minor joint ventures, cooperative arrangements and venture capital initiatives. For more information regarding risks associated with joint ventures, strategic alliances and third party agreements, please see “Risk Factors—Strategic and Operational Risks”.

DOCUMENTS ON DISPLAY:

We file annual reports and other information (normally in Swedish only) for certain domestic legal entities with Bolagsverket (Swedish Companies Registration Office) pursuant to Swedish rules and regulations.

You may order any of these reports from their web site www.bolagsverket.se. If you access these reports, please be aware that the information included may not be indicative of our published consolidated results in all aspects. Other than information related to the Parent Company, only consolidated numbers for the Group totals are included in our reports.

We also file annual reports and other information with the Securities and Exchange Commission (SEC) in the United States pursuant to the rules and regulations that apply to foreign private issuers. Electronic access to these documents may be obtained from the SEC’s website www.sec.gov/edgar/searchedgar/webusers.htm where they are stored in the EDGAR database. You may read and copy any of these reports at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or obtain them by mail upon payment of SEC’s prescribed rates. For further information, you can call the SEC at +1 800 732 0330.

HISTORY AND DEVELOPMENT

Our origins date back to 1876 when Lars Magnus Ericsson opened a small workshop in Stockholm to repair telegraph instruments. That same year in the United States, Alexander Graham Bell filed a patent application for the telephone. Lars Magnus Ericsson soon recognized the great potential of voice-based telecommunications and realized that the technology could be improved. He started to develop and sell his own telephone equipment and within a few years reached an agreement to supply telephones and switchboards to Sweden’s first telecom operator. Stockholm soon had the highest telephone density in the world.

Today, Ericsson is a leading provider of telecommunications equipment and related services to operators of mobile and fixed networks worldwide. Over 1,000 networks in more than 175 countries utilize our network equipment and we are one of the few companies worldwide that can offer end-to-end solutions for all major mobile communication standards.

We invest heavily in R&D and actively promote standardization and open systems. As a result, we have a long history of innovation and pioneering of future technologies for more efficient and higher quality telecommunications.

Also reflecting our ongoing commitment to technology leadership, we have one of the industry’s most comprehensive intellectual property portfolios containing approximately 22,000 patents.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Technical milestones

1878	Telegraph to telephone
1923	Manual switching to automatic switching
1956	First mobile phone system
1968	Electro-mechanical to computer control
1978	Analog switching to digital switching
1981	Fixed communications to mobile communications
1991	1G analog to 2G digital mobile technology
1998	Integration of voice and data in mobile networks
1999	Narrowband circuit to broadband packet switching
1999	Introduction of fixed telephony softswitch
2001	2G narrowband to 3G wideband mobile technology
2003	Introduction of mobile softswitch
2004	Mass commercial launch of WCDMA (3G) networks in Western Europe
2005	Commercial launch of HSDPA mobile broadband networks in North America
2006	Global commercial launches of HSPA mobile broadband networks

Our vision—how we see the world

Our vision is to be the Prime Driver in an all-communicating world

Core values—how we act

Professionalism, Respect and Perseverance are the cornerstones of the Ericsson culture, guiding us in our daily work, both in how we relate to people and how we conduct our business.

Results—how we measure our performance

We measure three fundamental metrics: customer satisfaction, employee satisfaction and financial returns for our owners. We believe that highly satisfied customers, empowered employees and best-in-class operating margins help to assure a competitive advantage and an enduring capability for value creation.

BUSINESS STRATEGY AND LONG-TERM GOALS

Our ultimate goal is for the Company to generate growth and a competitive profit that is sustainable over the longer term. Ericsson’s strategy is to be the preferred business partner to our customers, especially to the world’s leading network operators. In doing so, we strive to be the market and technology leader by offering superior end-to-end solutions mainly related to network infrastructure, network management and other service offerings.

We are a major supplier to most of the world’s leading mobile network operators and many of the world’s leading fixed-line operators. We believe that our ability to offer end-to-end solutions – systems, applications, services and core handset technology-together with our in-depth knowledge of consumer requirements, make us well positioned to assist network operators with their network development and operations. We are already a market leader in network systems integration and managed services. Through increased activities in professional services, service layer products and multimedia, we aim for increased sales in these growing segments.

Our strategy is to:

•	excel in network infrastructure;

•	expand in service;

•	establish a position in multimedia solutions

in order to make people’s lives easier and richer, provide affordable communication for all and enable new ways for companies to do business. This is performed with operational excellence in everything we do as a base.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Innovation is an important element of our corporate culture and is key to our competitiveness and future success. We have a long tradition of developing innovative communication technologies, including technologies that form the base for industry standards. For example, we helped pioneer the development of industry-wide mobile technologies such as GSM, GPRS, EDGE, CDMA, WCDMA, HSPA, and Bluetooth.

We work closely with our customers to understand their businesses and technology needs and provide tailored solutions to help them fulfill their business objectives.

We will continue to devote significant resources to develop end-to-end communications solutions that will stimulate network deployments for geographic coverage as well as traffic capacity and thereby drive demand for our products and services.

Our expertise and experience in all major telecommunication standards along with our proven track record for quality and innovation have allowed us to develop our business on a worldwide basis.

We believe that our widespread geographical presence and the economies of scale associated with market share leadership give us competitive advantages. Global presence is an important factor, particularly when working as a business partner to operators working in multiple markets or globally. We are utilizing our strong international reach and core competence in mobile and fixed communications to expand into growth areas such as systems integration, service applications and managed services, as well as to develop alliances with suppliers and manufacturers in many countries in order to increase our combined effectiveness.

We will continue to improve our internal processes and support systems to drive operational excellence as a competitive advantage. In addition, we will continue to develop and maintain high levels of competence in our employees to secure our leading market position and to stay at the forefront of technological development.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

ORGANIZATION

Governance

A significant amount of authority and responsibility is assigned to the management of our various operating units for tasks pertaining to daily operations. Governance of our operating units is carried out through steering boards whose members are representatives of the Group Management Team, the Extended Management Team and the management of the particular operating unit.

For more information regarding our corporate governance, please see the Corporate Governance Report or visit our web site www.ericsson.com/ericsson/corpinfo/corp_governance/ index.shtml.

Information on our web site does not form part of this document.

Group Functions

A number of Group Functions perform tasks pertaining to certain group-wide matters that are not naturally referable to a specific operational unit: Communications, Finance, Human Resources and Organization, Legal Affairs, Operational Excellence, Research & Development, Sales & Marketing and Strategy & Product Management.

Their responsibilities include the formulation of the Group’s strategy, issuing of policies and directives, business control and resource allocation. In addition, Group Functions are responsible for the consolidation and reporting of financial performance, financing and cash management, legal issues, communication with various stakeholders including employees, investors, press and media as well as coordination and administration of a number of group-wide issues. Other important group-wide matters, such as Corporate Responsibility, are managed by Group Functions in conjunction with a network of experts from various parts of the Company.

BUSINESS SEGMENTS

We supply the network equipment and services that enable telecommunications. We offer end-to-end solutions for all major mobile communication standards. We also provide our customers with services for network system integration, managed services and other professional services. Through our Sony Ericsson Mobile Communications joint venture we offer a range of mobile handsets and other mobile devices, including those supporting multimedia applications and other personal communication services. In addition, the Company has products for special applications within mobile platforms, enterprise systems, cables and power modules.

Primary Segments

Ericsson is a telecommunications company developing and selling a variety of products aimed largely at customers in the telecommunications industry. When determining our operating segments, we have looked at which market and to what type of customers our products and services are aimed, and through what distribution channels they are sold as well as to commonality regarding technology, research and development. To best reflect our business focus and to facilitate comparability with our peers, we consolidate the results of our operations into three business segments:

•	Systems, consisting of a three-pronged business approach: Mobile Networks, Fixed Networks and Professional Services;

•	Phones, carried out through the 50/50 joint venture with SONY Corporation;

•	Other Operations, which comprise a number of smaller businesses, including Mobile Platforms, Enterprise Systems, Cables, Power Modules and the Defense business (Divested to Saab AB September 1, 2006).

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Secondary segments

We group sales into five geographical segments as shown below:

2006 SALES BY REGION AND SEGMENT

Sek billion	Systems	Other Operations	Total
Western Europe	45.4	6.5	51.9
CEMA 1)	48.7	1.6	50.3
Asia Pacific	42.0	1.2	43.2
North America	15.3	0.6	15.9
Latin America	16.2	0.2	16.5

Total	167.6	10.2	177.8
percent share	94%	6%	100%

1)	Central and Eastern Europe, Middle East and Africa.

Note: due to rounding, all rows and columns may not add up exactly to the totals.

Please also see “Notes to the Consolidated Financial Statements—Note C3, Segment Information.”

Seasonality

Our quarterly sales, income and cash flows from operations are seasonal in nature and generally lower in the first and third quarters of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase patterns of network operators. Although demonstrating a strong seasonal pattern historically, our seasonal sales variances have not conformed to the longer-term pattern during the market downturn starting in 2001 and subsequent recovery during 2004. The table below illustrates the long-term average seasonal effect on sales for the period 1992 through 2006.

15-YEAR AVERAGE SEASONALITY

	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential Change	-27%	17%	-4%	36%
Share of annual sales	21%	24%	24%	31%

Compared to the 15-year historical pattern, the seasonality over the last three years has generally been less pronounced with a more equal distribution of sales between quarters. The table below illustrates the average seasonal effect on sales for the years 2004, 2005 and 2006.

MOST RECENT 3-YEAR AVERAGE SEASONALITY

	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential Change	-19%	17%	-5%	27%
Share of annual sales	21%	25%	24%	30%

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Segment Systems

Mobile Networks

We provide mobile systems solutions to network operators that enable reliable, efficient and cost effective mobile networks. Our systems offerings include radio base stations, base station and radio network controllers, mobile switching centers and application nodes. We are the market leader with approximately 35 percent global share of the addressable GSM/WCDMA track within the global mobile systems market, i.e. open non-proprietary standards. Our claim of market leadership in mobile systems is based on our reported sales and how they relate to the publicly reported and estimated mobile system sales of our main competitors. Statements from industry and financial analysts also support our estimates.

Each generation of mobile technology is associated with a group of international standards for mobile communications networks. Transitioning from one technology generation to the next, such as from 2G to 3G, requires network operators, equipment suppliers and mobile handset manufacturers to adopt new and emerging technology standards. We believe that the migration from voice services and basic mobile multimedia services to mobile broadband is the primary technological shift facing mobile network operators today. Our end-to-end solutions offer operators a smooth network migration to 3G.

Our expertise in all 2G standards and our role in developing 3G standards allow us to offer mobile telecommunications systems that incorporate any of the major 2G (GSM, TDMA, CDMA), 2.5G (GPRS) and 3G (EDGE, WCDMA, HSPA, CDMA2000, TD-SCDMA) mobile technology standards. As a result, we are able to offer tailored solutions to a network operator, regardless of the existing network standard used.

We offer a complete portfolio of radio base stations ranging from small pico cells (i.e. small cells in a mobile network that boost capacity and coverage within buildings) to high-capacity macro cell applications. Radio base stations provide access and interconnection between mobile handsets and the mobile network. A central feature of our 2G GSM radio base stations and base station controllers is their ability to be upgraded on a cost-effective basis to enable 2.5G/GPRS and 3G/EDGE transmissions. Similarly, our WCDMA base stations can be upgraded to HSPA.

Other important elements of radio access networks are the controllers for radio base stations and radio access network, which manage the traffic between the radio base stations and core network. In 2G, base station controllers in conjunction with mobile switching centers, effect call handovers between radio base stations as subscribers move between cell sites while engaged in a voice call or data transmission. Similarly, in 3G networks, a radio network controller effects call handover in conjunction with mobility server nodes within the service layer.

The core network nodes interconnect radio access networks with other parts of the network. Many of our core network switching systems, controllers for base stations and radio networks are built upon common platforms. Like our radio base station products, our mobile switching products have industry-leading scalability and capacity.

Mobile network equipment and associated network rollout services account for 74 percent of our Systems sales.

Fixed Networks

We are a supplier of broadband communications equipment and services mainly to fixed network operators in Latin America and Europe. We have a long history in fixed-line networking with an installed base of access and transit lines equivalent to 180 million lines or approximately 10 percent global market share of the installed

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

base. By successfully addressing three key operator needs: modernization and expansion of the fixed telephony networks; introduction of IP-based revenue generating services; and cost-efficient rollout of high capacity broadband networks with service differentiation, we have been able to secure strong market positions in voice over packet, soft switching and public Ethernet access.

Fixed network operators are moving from single-service networks toward broadband packet-switched multi-service networks that have the ability to simultaneously handle multiple services, such as voice, data and images. Migration to an all-IP-based packet-switched network is a necessary step in order to combine broadband Internet, voice and image traffic into one broadband network.

Our solution for such multi-service networks utilizes a layered softswitch service and control architecture, combined with broadband access and core network routing and transmission elements. Organizing a network into layers isolates the different functions, i.e., access, core network and services, and facilitates easier migration to an all-IP environment. Due to our leadership in next-generation mobile networks, we are able to leverage our IP-based multimedia subsystem (IMS) developed for 3G mobile networks also for next-generation fixed network applications. IMS is an open service layer platform that hosts IP based services such as Voice over IP (VoIP), “push-to-talk” etc. Since our IMS solution is common for both fixed and mobile networks, converged services can be transparently provided independent of the type of access.

Fixed network equipment and associated network rollout services account for 7 percent of our Systems sales.

Professional Services

Our professional services portfolio includes expertise in consulting, education, systems integration, managed services and customer support services.

Network operators are reducing operating expenses by optimizing the operation and maintenance of their networks. As a result, many network operators are increasingly outsourcing for example network design, operations and maintenance activities. When outsourcing, operators gain flexibility in capital employed, resources and time to market-all with an assured quality of service.

We offer some of the most comprehensive managed services capabilities within the telecom industry. Our offerings cover management of all aspects of day-to-day operations of a customer’s network as well as hosting of applications and content management. Ericsson’s Internet Payment eXchange (IPX) service, which is the global payment and messaging delivery solution for SMS, MMS, Web and WAP that facilitates payment and distribution of content by interconnecting content providers, media companies, governments and consumer brands with operators.

The combination of our local expertise, global technology leadership, business understanding, strong delivery capabilities and extensive experience in managing multi-vendor networks makes Ericsson a leading provider of services to network operators.

Professional services account for 19 percent of our Systems sales.

Customers

We are supplying equipment, integrated solutions and services to almost all major network operators globally. We derive most of our sales from large, multi-year network build-out agreements with a limited number of significant customers. Out of a customer base of more than 425 network operators, the ten largest customers account for 44 percent of our net sales, while the 20 largest customers account for 63 percent of our net sales. Our largest customer accounted for less than 7 percent of sales during 2006.

For more information, see “Risk Factors—Risks Associated with the Industry and Market Conditions”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Competitors

In Systems, we compete mainly with large and well-established communication equipment suppliers. Although competition varies depending on the products, services and geographical regions, our most significant competitors in mobile communication include Alcatel/Lucent, Nortel, Huawei, and Nokia/Siemens. With respect to fixed communications equipment, the competition is also highly concentrated and includes, among others, Alcatel/Lucent, Cisco, Huawei, Nokia/Siemens and Nortel. We also compete with numerous local and regional manufacturers and providers of communication equipment and services. We believe the most important competitive factors in this industry include existing customer relationships, the ability to cost-effectively upgrade or migrate an installed base, technological innovation, product design, compatibility of products with industry standards, and the capability for end-to-end systems integration.

Competition in professional services not only includes many of our traditional systems competitors but also a number of large companies from other industry sectors, such as IS/IT, for example IBM, EDS, Accenture and electronics manufacturing services companies as well as a large number of smaller but specialized companies operating on a local or regional basis. As this segment grows, we expect to see additional competitors emerge, possibly including some network operators attempting to expand into new segments.

For more information, see “Risk Factors—Risks Associated with the Industry and Market Conditions”.

Organization within Systems

Our organization in Systems is built around a structure of business units responsible for the development and delivery of products and services to market units that are responsible for local sales and customer support.

Business units

Access

Our Access business unit’s main role is to continuously strengthen our world leadership in 2G & 3G radio access networks by offering innovative and cost-effective products and solutions that provide best-in-class performance. Business unit Access’ responsibility covers a wide spectrum of activities, from product development to production and supply. Business unit Access has manufacturing in Brazil, China, India and Sweden.

Systems

Business unit Systems is a leading supplier of end-to-end telecom grade network systems and multimedia services. The system offerings include tailored mobile core and fixed network solutions and service layer products. As a key player in the evolution to all-IP networks, we are a leader in the convergence of fixed and mobile networks and services. Business unit Systems has manufacturing in Brazil, China, India and Sweden.

Broadband Networks

The Broadband Networks business unit offers one of the world’s most widely deployed microwave radio systems (MINI-LINK) together with metro optical networks in customized and managed transport solutions. The products are essential elements of Ericsson’s end-to-end solutions but are also often chosen by operators utilizing other vendors’ network equipment. The broadband networks business unit has one of the largest microwave production plants in the world in Sweden, as well as manufacturing in Italy and Norway.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Global Services

We enable operators to strengthen their competitiveness by offering a complete range of consulting, education, systems integration, managed services and customer support services as well as network rollout services that address a major part of their network operations. The business unit is represented in 140 countries with 24,000 employees mainly based within the local market units.

Market units

We use our own sales organization to market and sell our systems and services to customers in over 175 countries via a worldwide sales and support network consisting of 24 market units. Each market unit represents either a single country or a group of countries, depending on the extent of our business activities in that region. We have significant sales in all of the largest geographic markets for telecommunications, with no individual country accounting for more than 8 percent of sales.

We strongly believe that affordable and generally available telecommunication services are a prerequisite for social and economic development which improves the welfare of all people in any given country. As one of the world’s largest providers of communications equipment and services, Ericsson has implemented a strict trade compliance program throughout the group in order to comply with foreign and domestic laws and regulations, trade embargos and sanctions in force. In no way should our business activities be construed as supporting a particular political agenda or regime.

The majority of our market units operate through local subsidiaries that are present in each country. We use our local presence to help our customers achieve greater efficiencies and gain access to recognized world-class support resources wherever they operate. The market units utilize the product expertise of the central business units within the Systems segment in tailoring and integrating our products for delivery to customers. The market units are also responsible for after-sales support and rely in particular on the Global Services business unit in fulfilling this function.

Our customers have different needs in interacting with Ericsson as a supplier, ranging from support in identifying and capturing business opportunities to “do-it-yourself” fulfillment. We use three different sales approaches that acknowledge these different needs; Project Sales (interactive relationship selling with high involvement of the customer to identify and capture business opportunities, where the solution is not known at the point of sales), System Sales (interactive relationship selling of solutions configured for specific customer needs) and Product Sales (the outcome of relationship sales and frame agreements where customers may call-off well-defined products and services electronically). System Sales has historically been our most common sales approach to best meet our customers’ needs, however, as their needs evolve, the two other sales approaches will grow in importance.

Research & development

A robust R&D program is key to our competitiveness and future success. We spent over 15 percent of sales on R&D and other technical expenses during 2006. The vast majority of our R&D is invested in product development of which the majority in mobile communications network infrastructure. We have continued to invest in strategically important areas of broadband access, converged networks, service layer and multimedia.

Our R&D organization develops world-class products and performs world-leading research. About 17,100 (16,500) employees in 17 (17) countries worldwide are working in R&D in an organization consisting of development units, Ericsson research, standardization and IPR & licensing. The development units drive R&D operational excellence to increase efficiency and decrease leadtime.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Ericsson Research conducts applied research in various strategic areas to provide Ericsson with system concepts, technology, and methodology to help secure our long-term, strategic position. World-class innovations are achieved through cooperation within Ericsson and with a variety of partners including customers, universities and research institutes. Standardization bodies establish the standards that lead the industry, and Ericsson is a leading player in all major standardization organizations.

For more information regarding product and technology development, please see “Risk Factors—Strategic and Operational Risks” and “Board of Directors’ Report—Research and Development”.

Intellectual property rights and licensing

Through many years of involvement in the development of new technologies, we have built up a considerable portfolio of intellectual property rights (IPR) relating to telecommunications technologies. As of December 31, 2006, we held approximately 22,000 (20,000) patents worldwide, including a substantial number of patents essential to the 2G/2.5G standards of GSM, GPRS and CDMA, as well as numerous patents essential to 3G standards, such as EDGE, WCDMA, HSPA, MBMS, TD-SCDMA, CDMA2000 and Next Generation OFDM/LTE. We also hold important patents for many other areas, e.g. WiMAX, Voice over IP (VoIP), ATM, WAP, WLAN, mobile platforms and Bluetooth. With the acquisition of Marconi, our optical backbone network and transport technology portfolios were strengthened.

Our intellectual property rights are valuable business assets. We license these rights to many other companies including equipment suppliers, handset manufacturers and mobile applications developers, in return for royalty payments and/or access to additional intellectual property rights. In addition, we acquire rights via licenses to utilize intellectual property rights of third parties. We believe that we have access to all related patents that are material to our business in part or in whole.

For more information, see “Risk Factors—Strategic and Operational Risks”.

Segment Phones

Sony Ericsson Mobile Communications AB (Sony Ericsson) delivers innovative and feature-rich mobile phones, accessories and PC-cards, which allow us to provide end-to-end solutions to our customers. The 50/50 joint venture, formed in October 2001, combines the mobile communications expertise of Ericsson with the consumer electronic devices and content expertise of SONY Corporation and forms an essential part of our end-to-end capability for mobile multimedia services.

Sony Ericsson is responsible for product design and development, as well as marketing, sales, distribution and customer services. About one-third of Sony Ericsson’s handsets are produced in their factory in China. The remaining two-thirds of production is more or less equally split between contract manufacturers (EMS) and other device manufacturers (ODM) at locations in several countries in Asia, Latin America and Europe. Sony Ericsson’s global management is based in London and R&D centers are located in China, Japan, Sweden, the UK and the US.

Within the segment Phones, the primary competitors include Nokia, Motorola, Samsung and a number of other companies such as LG Electronics, NEC and Sharp. We believe that our mobile phone joint venture with Japan’s SONY Corporation creates a distinctive competitive advantage.

Sales for Sony Ericsson are not included in our reported sales, as their operating results are reported according to the equity method under “Share in earnings of joint ventures and associated companies” in the income statement.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Segment Other Operations

Units within the segment Other Operations

This segment principally consists of a number of operations deemed too small to be reported as separate segments. Other Operations include Mobile Platforms, Enterprise, Network Technologies (cables), Power Modules and Microwave Systems (Defense) (divested to Saab AB as per September 1, 2006).

Businesses in our Other Operations segment market their products and services through their own specialized direct and indirect sales channels. On occasion, these specialized sales and marketing teams work with our market units in Systems in certain markets or when dealing with large customers with whom we have a relationship.

In our Other Operations segment, our competitors vary widely depending on the product or service being offered. We face significant competition with regard to substantially all of these products and services.

Sales of these units are consolidated within Other Operations and in total amount to 6 percent of total net sales, with no single unit representing more than 2 percent.

Ericsson Microwave Systems

The defense business of Microwave Systems was divested to Saab AB on September 1, 2006. The remaining activities, National security and Public safety solutions, were transferred to segment Systems. Up until September 1, 2006, Microwave Systems provided national security and public safety solutions to defense, government and security agencies in Sweden and to more than 20 countries around the world. The unit supplied advanced airborne, terrestrial and marine radar systems, which were integrated into command, control and communication functionality.

Ericsson Enterprise

Enterprise provides communications systems and services that enable businesses, public entities and educational institutions to have seamless access to applications and services across multiple locations. We address a wide variety of enterprise needs through segmented offerings for both small and large enterprises. We focus on providing solutions for Voice over IP (VoIP)-based private branch exchanges (PBX), Wireless Local Area Networks (WLAN), and Mobile Intranet solutions. With Mobile Enterprise, users on the move are able to access a range of business-critical communications and information applications from a variety of devices over private or public, fixed or mobile networks. Ericsson Enterprise operates mainly from Sweden, but has a global presence through the market units and other partners/distributors. Manufacturing is outsourced.

Ericsson Cables

Our cables unit provides a full range of cable related solutions for telecom and power networks. Ericsson is a leading player in the passive fiber access network field and our expertise includes integration of copper, fiber optic and mobile technologies. About a third of the sales from our Cables group is attributable to inter-segment sales. Manufacturing is carried out in China, India, Malaysia and Sweden.

Ericsson Mobile Platforms

Ericsson Mobile Platforms is a leading platform technology supplier for GSM/EDGE and WCDMA/HSPA platforms used in devices such as mobile handsets and PC cards. Through Ericsson Mobile Platforms, Ericsson

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

was one of the first companies in the world to license open-standard end-to-end interoperability tested GSM/EDGE and WCDMA technology platforms. The product offerings are based on our comprehensive intellectual property portfolio and include: reference designs, platform software, ASIC (application specific integrated circuit) designs and development boards, development and test tools, training, support and documentation. By licensing our technology and platforms, mobile phone manufacturers can launch new products faster, with limited R&D investments and lower technology risks, allowing them to focus on product differentiation in areas such as applications, industrial design, manufacturing, distribution and branding – getting advanced and attractive products with short time to market. Ericsson Mobile Platforms has operations at nine global locations with main operations in Sweden.

Ericsson Power Modules

Ericsson Power Modules is a leading supplier of miniaturized and high density direct current DC/DC converters and DC/DC regulators, mainly to the communications industry, for advanced applications such as multiplexors, switches, routers and radio base stations. In addition, the levels of technology, ruggedness and reliability of these products mean that they often provide excellent solutions for other demanding applications in medical, avionics, computing, military, space, and industrial market sectors. Manufacturing is centralized to China.

Changes in organization and management

Organizational changes made during 2006:

•	As per January 2006, Pakistan was moved from the Market Area Asia Pacific to the Market Area Central & Eastern Europe, Middle East and Africa (CEMA).

•

As per January 2006, three development units, IP Networks, Core Network Evolution and Service Layer Development, were transferred to business unit Systems and business unit Access to bring development closer to the business, improving time to market and ensuring that Ericsson’s products and solutions meet user needs.

•	As per January 2006, certain assets and staff of Marconi were acquired and integrated within business unit Transmission and Transport Networks, business unit Global Services and business unit Systems.

•	As per January 2006, business unit Transmission and Transport Networks was renamed to business unit Broadband Networks.

Organizational changes made during 2006 with effect 2007:

•	A new organization is effective as from January 1, 2007 consisting of Networks, Global Services and Multimedia.

•

Business unit Networks includes mobile and fixed access, core and transmission networks, as well as next-generation IP-networks. The former business units Systems, Access and Broadband Networks are integrated into the new unit, as well as Ericsson Power Modules and Ericsson Cables. The unit is headed by Kurt Jofs, Executive Vice President and previously head of business unit Access. The new unit has approximately 21,500 employees.

•	Business unit Global Services is intact with approximately 24,000 employees.

•

Business unit Multimedia provides solutions for charging solutions, mobile TV, radio, video, music, gaming, and print over fixed and mobile networks and other new multimedia applications. The business unit includes Multimedia systems, previously reported under segment Systems and business units Ericsson Mobile Platforms and Enterprise, previously reported under segment Other

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Operations as well as Ericsson Consumer and Enterprise Lab. The unit is headed by Jan Wäreby, Senior Vice President and head of business unit Multimedia. The new unit has approximately 4,000 employees.

•

As from January 1, 2007 Group function Strategy and Product Management is split and moved to Group Function Operational Excellence and business unit Networks. Strategy is moved to Group Function Operational Excellence and renamed Group Function Strategy and Operational Excellence. The unit is headed by Joakim Westh head of Group Function Operational Excellence. Product management is moved to business unit Networks.

•	As per January 24, 2007 Ericsson completed the cash tender offer for US-based Redback Networks.

Changes in the Group Management Team made 2006:

•	As per January 2006, Sivert Bergman, head of business unit Broadband Networks, was appointed integration manager for the Marconi acquisition and included in the Group Management Team.

Changes in the Group Management Team made 2006 with effect 2007:

•	As per January 2007, Kurt Jofs, Executive Vice President and Head of business unit Access is appointed head of the new business unit Networks.

•	As per January 2007, Jan Wäreby, is appointed Senior Vice President and head of business unit Multimedia and included in the Group Management Team.

•	As per January 2007, Joakim Westh, head of Group Function Operational Excellence, also assumes responsibility for Strategy management.

•	As per January 2007, Sivert Bergman, head of business unit Broadband Networks, leaves the Group Management Team as Marconi now is fully integrated.

•	As per January 2007, Torbjorn Nilsson, head of Group Function Strategy and Product management leaves the Group Management Team.

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

We have three core values: Professionalism, Respect and Perseverance. These values form the foundation of how we operate our business. Our core values define how we treat each other, our customers and our business partners and therefore they define our culture. Characteristics of our culture are exhibited by a passion to win; employee diversity, honesty, trust and support for each other; integrity and high ethical standards; and leadership by example at all levels. We believe the best way to further develop our business is to remain accountable to ourselves and to our customers.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Every year we conduct an employee satisfaction survey to assess our Human Capital Index and employee Empowerment Index.

We maintain an open management style that involves our employees in both daily decisions that affect them as well as longer-term matters. We are fully committed to keeping all employees informed about the implications of major business changes and other relevant matters. Key business priorities are communicated throughout the organization and form part of the basis for employee compensation and incentive plans. Details of these plans appear in Notes to the Consolidated Financial Statements—Note C29, “Information Regarding Employees, Members of the Board of Directors and Management”. We also have constructive relationships with a variety of trade unions, including formal recognition and active dialogue where appropriate.

PRIMARY MANUFACTURING AND ASSEMBLY FACILITIES

	2006		2005		2004		2003
	Sites	Sq Meters	Sites	Sq Meters	Sites	Sq Meters	Sites	Sq Meters
Sweden	8	231,500	9	256,615	10	277,415	10	310,000
China	3	20,860	3	15,200	3	15,200	3	9,500
Italy	2	20,100	0	0	0	0	0	0
Brazil	1	18,400	1	15,840	1	15,840	1	22,100
Germany	1	13,900	0	0	0	0	0	0
India	1	5,364	1	5,364	0	0	0	0
Other	2	8,100	0	0	0	0	0	0

Total	18	317,560	14	293,019	14	308,455	14	341,600

During 2006, manufacturing and assembly facilities related to Marconi added an aggregate of 39,000 square meters in Italy, Germany and USA.

During 2006, our Defense unit was divested and related leased facility was transferred.

SUPPLY

Manufacturing and assembly

Systems’ manufacturing consists of two basic production activities, module and node. However, we outsource about half of our systems module production to several electronics manufacturing service (EMS) companies. Most of our node production is done in-house. We have 18 significant manufacturing and assembly locations worldwide with a total of approximately 320,000 square meters of floor space. We lease all of these facilities except one in China and one in Brazil as well as some former Marconi facilities in Germany, Italy and the US.

The Systems segment consumes more than two-thirds of the total floor space, with Cables and Power modules consuming most of the rest. In Sweden, the majority of the floor space within our production facilities is used for module production with the balance mostly used for node assembly and testing. Including the EMS production, approximately 35-40 (35-40) percent of Systems’ module production and 75-80 (75-80) percent of Systems’ node production is performed in Sweden.

We intend to continue to outsource module production where adequate manufacturing capacity and expertise are available on favorable terms. Such outsourcing of the major part of module manufacturing provides us greater flexibility to adapt to economic and market changes. However, the timing and level of out-sourcing is a balance between short-term demand and longer-term flexibility. Therefore, we generally plan to use our own production capabilities to absorb temporary changes in volumes.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

We manage our own production capacity on a global basis by allocating production to sites where capacity is available and costs are competitive. At year-end 2006, excluding Marconi operations, our overall utilization was close to 100 percent as we continuously adjust our production capacity to meet expected demand.

The table “Primary Manufacturing and assembly facilities” above summarizes our major manufacturing and assembly facilities as well as the total square meters of floor space at year-end.

Suppliers

Most of our node production, i.e., assembly, integration and testing of modular subsystems into complete system nodes such as radio base stations, mobile switching centers etc., is done in-house. About half of our module production, i.e., production of subsystems such as circuit boards, radio frequency (RF) modules, antennas etc., is outsourced to a group of electronics manufacturing services companies including Celestica, Elcoteq, Flextronics, Jabil and Solectron, of which the vast majority is in low-cost countries. We also purchase customized and standardized equipment, components and services from several global providers as well as from numerous local and regional suppliers.

A number of our suppliers design and manufacture highly specialized and customized components for our end-to-end solutions as well as individual nodes. We generally attempt to negotiate global supply agreements with our primary suppliers. While we are not dependent on any one supplier for the provision of standardized equipment or components and seek to avoid single source supply situations, a need to switch to an alternative supplier may require us to allocate additional resources to ensure that our technical standards and other requirements are met. This process could take some time to complete. Accordingly, a need to switch to an alternative supplier could potentially have an adverse effect on our operations in the short term.

For more information, see “Risk Factors—Strategic and Operational Risks”.

Sources and availability of materials

We purchase raw materials, electronic components, ready-made products and services from a significant number of domestic and foreign suppliers. Variations in market prices for copper, aluminum, steel, precious metals, plastics and other raw materials have a limited effect on our total cost of goods sold. Our purchases mainly consist of electronic components as well as ready-made products and services. To a limited extent, we are involved in the production of certain components such as power modules and cables, which are used in our systems products as well as sold externally to other equipment manufacturers.

Based on our most recent sourcing agreements, the increase in oil and metal prices during 2006 had only a limited negative effect on our costs and did not affect the availability of the electronic components or ready-made products and services that we require. To the extent possible, we rely on alternative supply sources for the purchased elements of our products to avoid sole source situations and to secure sufficient supply at competitive prices. Assuming there will only be a moderate increase in market demand, we do not foresee any supply constraints to meet our expected production requirements during 2007.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

FORWARD-LOOKING STATEMENTS

This Annual Report includes “forward-looking statements” about future market conditions, operations and results. Expressions such as “believe”, “expect”, “anticipate”, “intend”, “may”, “could”, “plan” and similar words are intended to help identify forward-looking statements. Forward-looking statements may be found throughout this document, but in particular in the sections captioned “Operational Review”, “Board of Directors’ Report” and “Information on the Company” and include statements regarding:

•	our goals, strategies and performance expectations;

•	the markets we currently or soon intend to address;

•	our liquidity, capital resources, capital expenditures and our credit ratings;

•	the expected demand for our existing as well as new products and services;

•	our joint venture and strategic cooperation activities;

•	technology and industry trends including competition and our customer structure; and

•	our plans for new products and services including research and development expenditures.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

SHARE INFORMATION

STOCK EXCHANGE TRADING

Ericsson’s Class A and Class B shares are traded on the Stock-holm Stock Exchange (Stockholmsbörsen) and the Class B shares are also traded on the London Stock Exchange.

In the United States, the Class B shares are traded on NAS-DAQ in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR) under the symbol ERIC. Each ADS represents 10 Class B shares. On August 24, 2006, the Ericsson stock ticker on NASDAQ was changed from ERICY to ERIC.

Approximately 40 (43) billion shares were traded in 2006, of which about 88 (73) percent on the Stockholm Stock Exchange, about 12 (16) percent on NASDAQ, and less than 1 (1) percent on the London Stock Exchange. Trading volume in Ericsson shares increased by approximately 14 percent on the Stockholm Stock Exchange and decreased by approximately 27 percent on NAS-DAQ as compared to 2005.

SHARE PRICE TREND

In 2006, Ericsson’s total market value increased by about 1 percent to approximately SEK 446 billion (SEK 441 billion in 2005). The OMX SP Index on the Stockholm Stock Exchange increased by 24 percent, the NASDAQ telecom index increased by approximately 21 percent and the NASDAQ composite index increased by approximately 7 percent in 2006.

SHARE DATA

	2006	2005	2004	2003	2002
Earnings per share, diluted (SEK) 1)	1.65	1.53	1.11	-0.69	-1.51
P/E ratio, Class B shares 1)	17	18	19	—	—
Dividend (SEK)	0.50	0.45	0.25	0	0

1)	For 2004 restated in accordance with IFRS.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

SHARE PRICES ON THE STOCKHOLM STOCK EXCHANGE (SEK)

	2006	2005	2004	2003	2002
Class A at last day of trading	27.60	27.50	21.70	13.90	8.60
Class A high for year (March 24, 2006)	30.90	28.70	26.10	16.80	42.89
Class A low for year (June 13, 2006)	20.90	19.80	14.00	5.55	3.80
Class B at last day of trading	27.65	27.30	21.20	12.90	6.10
Class B high for year (March 24, 2006)	31.00	29.00	24.50	14.60	44.78
Class B low for year (June 13, 2006)	20.90	19.40	12.70	4.11	2.96

OFFER AND LISTING DETAILS

Principal trading market—The Stockholm Stock Exchange share prices

The tables above and below state the high and low sales prices for our Class A and Class B shares as reported by the Stockholm Stock Exchange for the last five years. The equity securities listed on the Stockholm Stock Exchange Official Price List of Shares currently comprise the shares of 276 companies (of which 51 from the former A list). Trading on the exchange generally continues until 5:30 p.m. each business day. In addition to official trading on the exchange, there is also trading off the exchange during official trading hours and also after 5:30 p.m. Trading on the exchange tends to involve a higher percentage of retail clients, while trading off the exchange often involves larger Swedish institutions, banks arbitraging between the Swedish market and foreign markets, and foreign buyers and sellers purchasing shares from or selling shares to Swedish institutions.

The exchange publishes a daily Official Price List of Shares which includes the volume of recorded transactions in each listed stock, together with the prices of the highest and lowest recorded trades of the day. The Official Price List of Shares reflects price and volume information for trades completed by the members.

Host market NASDAQ ADS Prices

The table below states the high and low sales prices quoted for our ADSs on NASDAQ for the last five years. The NASDAQ quotations represent prices between dealers, not including retail mark-ups, markdowns or commissions, and do not necessarily represent actual transactions.

The annual high and low market prices on these markets are shown in the table “Annual high and low market prices” below.

ANNUAL HIGH AND LOW MARKET PRICES

	THE STOCKHOLM STOCK EXCHANGE				NASDAQ
	SEK per Class A share		SEK per Class B share		USD per ADS 1)
Period	High	Low	High	Low	High	Low
2002	42.89	3.80	44.78	2.96	43.33	3.40
2003	16.80	5.55	14.60	4.11	18.85	5.20
2004	26.10	14.00	24.50	12.70	34.57	17.93
2005	28.70	19.80	29.00	19.40	37.19	27.78
2006	30.90	20.90	31.00	20.90	41.14	28.88

Share market prices prior to August 8, 2002, have been adjusted for the stock dividend element of the stock issue.

1)	One ADS = 10 Class B shares. (Prior to October 23, 2002, one ADS = one Class B share. Share prices have been adjusted accordingly.)

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

The table below states the high and low sales prices for each quarter of 2005 and 2006.

QUARTERLY HIGH AND LOW MARKET PRICES

	THE STOCKHOLM STOCK EXCHANGE				NASDAQ
	SEK per Class A share		SEK per Class B share		USD per ADS 1)
Period	High	Low	High	Low	High	Low
2005
First Quarter	22.40	19.80	22.10	19.40	32.49	27.78
Second Quarter	26.10	19.80	26.30	19.70	33.87	27.80
Third Quarter	28.40	24.30	28.50	24.30	36.99	31.74
Fourth Quarter	28.70	25.30	29.00	25.20	37.19	32.17

2006
First Quarter	30.90	25.80	31.00	25.60	39.37	33.63
Second Quarter	29.90	20.90	30.00	20.90	39.28	28.88
Third Quarter	25.70	21.00	25.80	20.90	35.35	29.13
Fourth Quarter	28.45	24.80	28.60	24.85	41.14	33.95

1)	One ADS = 10 Class B shares

The table below states the high and low sales prices for each of the last ten months (August 2006 to May 2007).

MONTHLY HIGH AND LOW MARKET PRICES

	THE STOCKHOLM STOCK EXCHANGE				NASDAQ
	SEK per Class A share		SEK per Class B share		USD per ADS 1)
Period	High	Low	High	Low	High	Low
August 2006	24.50	21.00	24.50	20.90	33.93	29.16
September 2006	25.70	23.50	25.80	23.40	35.35	32.06
October 2006	27.85	24.80	28.00	24.85	38.24	33.95
November 2006	28.45	26.40	28.60	26.40	40.41	37.52
December 2006	28.00	26.00	28.10	25.95	41.14	38.40
January 2007	29.70	27.50	29.90	27.45	42.13	37.98
February 2007	39.66	24.70	27.85	24.70	39.66	35.26
March 2007	26.55	23.95	26.70	23.80	38.24	33.94
April 2007	27.10	25.20	27.20	25.25	40.00	36.24
May 2007	26.40	24.85	26.55	25.00	39.47	36.80

1)	One ADS = 10 Class B shares

SHARE CAPITAL

As of December 31, 2006, Ericsson’s share capital was SEK 16,132,258,678 (16,132,258,678) represented by 16,132,258,678 (16,132,258,678) shares. The par value of each share is SEK 1.00. As of December 31, 2006, the shares were divided into 1,308,779,918 (1,308,779,918) Class A shares, each carrying one vote, and 14,823,478,760 (14,823,478,760) Class B shares, each carrying one-tenth of one vote. As of December 31, 2006, Ericsson held 251,013,892 Class B shares as treasury shares. No class C shares, each carrying one-thousandth of one vote, currently exist.

There have been no share repurchases by Ericsson during 2006.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

CHANGES IN NUMBER OF SHARES AND CAPITAL STOCK 2002-2006

		Number of shares	Capital stock
2002	Conversions of convertible debentures	560	560
2002	New issue (Class B shares) 1:1	7,908,754,111	7,908,754,111
2003	New issue (Class C shares, later converted to Class B)	158,000,000	158,000,000
2003	December 31	16,132,258,678	16,132,258,678
2004	December 31 (no changes)	16,132,258,678	16,132,258,678
2005	December 31 (no changes)	16,132,258,678	16,132,258,678
2006	December 31 (no changes)	16,132,258,678	16,132,258,678

SHAREHOLDERS

As of December 31, 2006, we had 814,841 shareholders registered at VPC (the Swedish Securities Register Center), of which 1,640 holders with a US address. According to information provided by Citibank, there were 117,866,408 ADSs outstanding as of December 31, 2006, and 5,892 registered holders of such ADSs. A significant number of the ADSs are held of record by banks, brokers and/or nominees for the accounts of their customers. As of December 31, 2006, banks, brokers and/or nominees held ADSs on behalf of 242,519 accounts.

According to information known at year-end 2006, more than 80 percent of our Class A and Class B shares were owned by institutions, Swedish and international.

TEN LARGEST COUNTRIES OF OWNERSHIP

	As of December 31,
Percent of capital	2006	2005
Sweden	50.0%	54.1%
United States	27.1%	26.5%
United Kingdom	6.8%	4.3%
Luxembourg	3.9%	3.8%
Switzerland	1.9%	1.8%
France	1.4%	1.1%
Belgium	1.3%	0.9%
Netherlands	1.1%	0.9%
Denmark	0.9%	0.9%
Germany	0.7%	1.1%
Other countries	4.9%	4.0%

Source: SIS Ägarservice AB

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

The following table sets forth share information, as of December 31, 2006, with respect to our largest shareholders registered at VPC and known by us, ranked by percentage of voting rights:

LARGEST SHAREHOLDERS BY VOTING RIGHTS DECEMBER 31, 2006

Identity of person or group1)	Number of Class A shares	Percentage of total Class A shares	Number of Class B shares	Percentage of total Class B shares	Voting rights, percent	Percentage of capital
Investor AB	513,320,192	39.22	297,073,324	2.00	19.46	5.02
AB Industrivärden	372,000,000	28.42	5,000,000	0.03	13.35	2.34
SHB Pensionsstiftelse	83,903,000	6.41	—	—	3.01	0.52
Livförs. AB Skandia	63,806,641	4.87	69,931,826	0.47	2.54	0.83
Pensionskassan SHB Förs.fören.	63,360,000	4.84	—	—	2.27	0.39
Swedbank Robur fonder	7,440,973	0.57	403,173,269	2.72	1.71	2.54
Alecta	19,966,000	1.53	240,000,000	1.62	1.58	1.61
AMF Pension	4,763,682	0.36	251,730,000	1.70	1.07	1.59
SEB Trygg Försäkring	23,024,095	1.76	51,939,000	0.35	1.01	0.46
SHB/SPP fonder	99,552	0.07	278,006,658	1.87	0.99	1.71
Tredje AP-fonden	12,245,095	0.94	120,019,925	0.81	0.87	0.82
Första AP-fonden	7,472,938	0.57	158,151,211	1.07	0.83	1.03
SEB fonder	3,135,549	0.24	187,367,096	1.26	0.77	1.15
Nordea fonder	1,944,145	0.15	191,078,855	1.29	0.75	1.19
SHB Personalstiftelse	20,000,000	1.52	—	—	0.72	0.12
Fjärde AP-fonden	2,812,755	0.21	129,821,845	0.88	0.57	0.82
Andra AP-fonden	—	—	149,123,659	1.01	0.53	0.92
Oktogonen	12,903,000	1.00	—	—	0.46	0.08
Foreign owners2)	18,808,834	1.44	8,054,883,408	54.34	29.53	50.05
of which Oppenheimer Funds Inc.	—	—	334,046,626	2.25	1.20	2.07
of which Barclays	33,400	0.02	292,853,578	2.00	1.05	1.82
of which Fidelity	—	—	255,287,828	1.72	0.91	1.58
Others	77,773,467	5.88	4,236,178,684	28.58	17.98	26.81

Total	1,308,779,918	100%	14,823,478,760	100%	100%	100%

1)	Sources: SIS Ägarservice AB and VPC AB, December 31, 2006, and Capital Precision, December 2006.
2)	Including Nats Cumco as Nominee: 1,134,962,281 Class B shares.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

The following table indicates changes in holdings of the Class A and Class B shares, respectively, held by major shareholders and percent of voting rights, as of December 31, 2004, 2005 and 2006.

	2006			2005			2004
Person or group (percent)	Class A shares	Class B shares	Voting rights	Class A shares	Class B shares	Voting rights	Class A shares	Class B shares	Voting rights
Investor AB	39.22	2.00	19.46	39.22	2.00	19.46	39.22	2.00	19.46
AB Industrivärden	28.42	0.03	13.35	28.42	0.03	13.35	28.42	—	13.33
Svenska Handelsbankens Pensionsstiftelse	6.41	—	3.01	6.41	—	3.01	6.41	—	3.01
Livförsäkrings AB Skandia	4.87	0.47	2.54	4.51	0.55	2.40	4.51	0.50	2.38
Pensionskassan SHB Försäkringsförening	4.84	—	2.27	4.84	—	2.27	4.84	—	2.27
Swedbank Robur Fonder	0.57	2.72	1.71	0.57	2.54	1.62	0.51	2.65	1.62
Alecta	1.53	1.62	1.58	1.05	2.50	1.82	0.19	1.25	0.75
AMF Pension	0.36	1.70	1.07	0.36	1.81	1.13	0.36	2.15	1.33
SEB Trygg Försäkring	1.76	0.35	1.01	2.13	0.39	1.21	2.13	0.39	1.22
SHB/SPP Fonder	0.07	1.87	0.99	0.05	2.13	1.15	0.24	1.74	1.05
Tredje AP-fonden	0.94	0.81	0.87	0.91	1.02	0.97	0.94	0.97	0.97
Första AP-fonden	0.57	1.07	0.83	0.57	1.13	0.87	0.57	1.17	0.90
SEB fonder	0.24	1.26	0.77	0.27	1.28	0.81	0.27	1.25	0.80
Nordea Fonder	0.15	1.29	0.75	0.20	1.67	0.98	0.26	1.64	1.01
Svenska Handelsbankens Personalstiftelse	1.52	—	0.72	1.53	—	0.72	1.53	—	0.72
Fjärde AP-fonden	0.21	0.88	0.57	0.22	1.41	0.85	0.22	1.32	0.81
Andra AP-fonden	—	1.01	0.53	0.10	1.17	0.67
Oktogonen	1.00	—	0.46
Foreign owners	1.44	54.34	29.53	1.24	49.86	27.06	1.82	50.15	27.48
of which Oppenheimer Funds Inc.	—	2.25	1.20
of which Barclays	0.02	2.00	1.05
of which Fidelity	—	1.72	0.91	—	2.29	1.22	—	5.52	2.93
Others	5.88	28.58	17.98	7.40	29.56	19.17	5.85	32.75	20.04

Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00

Source: SIS Ägarservice AB and VPC AB, December 31, 2006, and Capital Precision, December 2006.

Our major shareholders do not have different voting rights than other shareholders.

As far as we know, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) severally or jointly.

As of December 31, 2006, the total number of voting securities of the Company owned by top executives and directors as a group was:

	Number of Class A shares	Number of Class B shares	Voting rights, percent
Top executives and directors as a group (28 persons)	6,080	18,149,028	0.07

For individual holdings, see “Corporate Governance Report”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

SHAREHOLDER INFORMATION

The Annual General Meeting of Shareholders will take place at the Annex to the Globe Arena, Globentorget, Stockholm, at 3.00 p.m. on Wednesday, April 11, 2007.

ENTITLED TO ATTEND AND NOTICE OF ATTENDANCE

Shareholders, who wish to attend the Annual General Meeting of Shareholders, must

•	have been entered into the share register kept by VPC AB (the Swedish Securities Register Centre) as of Tuesday, April 3, 2007; and

•

give notice of attendance to the Company no later than at 4 p.m. (Sweden time) on Tuesday, April 3, 2007, at the Company’s web site www.ericsson.com, at telephone no.: +46 8 775 01 99 weekdays between 10 a.m. and 4 p.m. or at fax no.: +46 8 775 80 18. Notice of attendance may also be given by post to: Telefonaktiebolaget LM Ericsson, Group Function Legal Affairs, Box 47021, 100 74 Stockholm, Sweden

When giving notice of attendance, please state name, date of birth, address, telephone no. and number of assistants. The personal data that Ericsson receives with the notice of attendance will be computer processed for the purpose of the Annual General Meeting of Shareholders 2007 only.

SHARES REGISTERED IN THE NAME OF A NOMINEE

Shareholders, whose shares are registered in the name of a nominee, must request the nominee to enter temporarily the shareholder into the share register as of Tuesday, April 3, 2007 to be entitled to participate at the Annual General Meeting of Shareholders. The shareholder is requested to inform the nominee well before that day.

PROXY

Shareholders, represented by proxy, shall issue a power of attorney for the representative. To a power of attorney issued by a legal entity, a copy of the certificate of registration (or, if no such certificate exists, a corresponding document of authority) of the legal entity shall be attached. The documents must not be older than one year. In order to facilitate the registration at the Annual General Meeting, power of attorney in its original, certificates of registration and other documents of authority should be sent to the Company at the address above so as to be available by Tuesday, April 10, 2007.

DIVIDEND

The Board of Directors has decided to propose the Annual General Meeting of Shareholders to resolve on a dividend of SEK 0.50 per share for the year 2006 and Monday, April 16, 2007 as record day for dividend.

FINANCIAL INFORMATION FROM ERICSSON

•	Interim reports 2007: April 26, 2007 (Q1) July 20, 2007 (Q2) October 25, 2007 (Q3) February 1, 2008 (Q4)

•	Annual Report 2007: March, 2008

•	Form 20-F for the US market 2007: During Q2, 2008

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Annual reports and other financial reports can be downloaded or ordered on our web site: www.ericsson.com/investors or ordered via e-mail or mail.

For printed publications, contact:

Strömberg Distribution i Huddinge AB

SE-120 88 Stockholm,

Sweden

Phone: +46 8 449 89 57

E-mail: ericsson@strd.se

In the United States, Ericsson’s Transfer Agent Citibank:

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

SE-164 83 Stockholm,

Sweden

Telephone: +46 8 719 00 00

E-mail: investor.relations.se@ericsson.com

Investor Relations for the Americas:

Ericsson

The Grace Building

1114 Ave of the Americas, Suite #3410

New York, NY 10036,

USA

Telephone: +1 212 685 4030

E-mail: investor.relations@ericsson.com

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

COMPENSATION

Ericsson’s compensation system is based on three principles: fairness, performance and competitiveness to attract and retain talent. However, we recognize that compensation is local and as such we expect local management to create their own systems based on these principles. Performance shall be encouraged by aligning all employee efforts to the strategic direction of the organization. Individuals and teams shall be rewarded according to their contribution to targets.

CLEAR CONTROLS

Compensation processes by the nature of their sensitivity require clear controls. In Ericsson these are based on three pillars: the Board of Directors and Remuneration Committee authorization, audit controls and our internal system that requires two levels of managers to approve any compensation decision. In addition, the Annual General Meeting approves the compensation principles for the group management and also the terms of our long-term variable compensation program. The Remuneration Committee is also supported by an independent remuneration expert to help in obtaining an independent opinion and advice on remuneration issues.

COMPENSATING FOR PERFORMANCE

The compensation package for our employees consists mainly of the following three parts:

•	fixed salary (cash)

•	short-term variable salary (annual cash);

•	long-term variable compensation (Ericsson shares).

For more details please see Notes to the Consolidated Financial Statements—Note C29, “Information regarding Employees, Members of the Board of Directors and Management”.

We have a preference where possible to encourage variable compensation because it better supports performance, enables the company to have a more flexible pay-roll cost and it supports employee alignment to clear targets. The company’s success becomes team success.

SHORT-TERM VARIABLE SALARY

We have global short-term variable plans for management and for sales professionals. The Board of Directors and the Remuneration Committee decide on all Ericsson group targets, which are then cascaded to unit related targets, all subject to approval by the normal two level management approval process. The Remuneration Committee monitors appropriateness of the target levels throughout the year and has the authority to revise them. Examples of group targets for 2006 were financial performance, employee satisfaction, customer satisfaction and operational targets.

Employees not covered by global short term variable plans may be eligible for local plans. These vary in design. Sweden, for example, has a plan for all employees that can give a variable pay of up to 8 percent of fixed salary for maximum target achievement, equaling one month’s fixed salary.

The target payout levels vary depending on local competitive practice, but in general the following is valid for the short-term variable plans for management globally:

Percent of fixed salary	Target achievement	Maximum target achievement
Most management jobs	10–20%	20–40%
Group Management including CEO	30–40%	60–80%

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

LONG-TERM VARIABLE PLAN

As long-term variable compensation, we have a global Stock Purchase Plan for employees in 86 countries. The plan is based on the participant’s own investments in shares at market price and matching after three years by the Company at different levels ranging from one share for all employees to nine shares for the CEO. Matching of more than two shares is performance tested. During 2006, 17,000 employees around the world purchased 20 million Ericsson shares for future matching by the Company. Matching of shares, which occurs when vesting period ends and conditions are fulfilled/not fulfilled, under the first performance matching program, which started in 2004, will begin during 2007.

PENSIONS

Pension benefits are also set depending on local competitiveness and local practice. In addition to any national system for social security, pension benefits may contain various supplementary Company plans. Group Management including CEO have two supplementary plans: the ITP plan (for all salaried staff in Sweden) and a defined contribution plan based on premiums invested monthly in a pension fund. All costs for these pensions are accounted for annually during active service in the Company. The pensions can be paid out from the age of 60.

For further information on compensation principles, payout to the President and CEO and group management, as well as costs, see notes to the Consolidated Financial Statements—note C29, “Information regarding Employees, Members of the Board of Directors and Management”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

CORPORATE GOVERNANCE REPORT 2006

Corporate governance is a generic term describing the ways in which rights and responsibilities are distributed among the various corporate bodies according to the rules, processes or laws they are subject to. In practice, corporate governance defines the decision-making systems and structure through which owners directly or indirectly control a company.

OUR COMMITMENT TO CORPORATE GOVERNANCE

At Ericsson we are committed to high standards of corporate governance and pride ourselves on how we conduct our business.

We have policies and directives that guide all employees in how to work to meet legal and regulatory requirements and the ethical standards that we set for ourselves. The Company’s reputation for integrity and good corporate citizenship stems from its core values of professionalism, respect and perseverance.

While these ideals and values are embedded in our ways of working, we know that controls and procedures are integral to maintaining our high standards and we are constantly seeking ways to make our corporate governance even more effective and reliable.

This Corporate Governance Report describes the corporate governance, direction and management of Ericsson, including information on how the Board of Directors ensures the quality of the financial reports and its interaction with Ericsson’s independent auditors. The auditors have not reviewed Ericsson’s Corporate Governance Report 2006. The report does not constitute a part of our formal annual report.

HIGH STANDARDS IN BUSINESS ETHICS

Our Code of Business Ethics sets out how we work to achieve and maintain our high standards.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

This document has been translated into more than 20 languages to ensure that everyone who works for Ericsson understands our policies and directives and the importance of conducting all business activities in an ethical manner. We also arrange corporate governance training for executives so that they can reinforce the messages among Ericsson’s widespread work-force. All employees must regularly review the Code of Business Ethics and acknowledge that they have understood its principles. Our Code of Business Ethics satisfies the applicable requirements of the Sarbanes-Oxley Act of 2002 and NASDAQ. The Code can be found at: www.ericsson.com/ericsson/corporate_responsibility/ employees/code_businessethics.shtml Information on our website does not form part of this document.

COMPLIANCE WITH REQUIREMENTS

As a Swedish public limited liability company, Ericsson is governed on the basis of its Articles of Association and the Swedish Companies Act. We also comply with the listing requirements of the Stockholm Stock Exchange, including the Swedish Code of Corporate Governance (“the Code”). The Code is based on the “comply or explain” principle, which means that a company may deviate from individual rules but is required to explain why.

In addition, we comply with the listing requirements of the other stock exchanges we are listed on, that is the London Stock Exchange and NASDAQ. We also satisfy the applicable NASDAQ corporate governance requirements, subject to a few exemptions principally reflecting mandatory Swedish legal requirements, see “NASDAQ Corporate Governance Exemptions” below. Moreover, we comply with the applicable requirements of the Sarbanes-Oxley Act, including the certification of our Annual Report on the SEC’s (Securities and Exchange Commission’s) Form 20-F by the Chief Executive Officer and Chief Financial Officer. The Sarbanes-Oxley Act, commonly called SOX, is a United States federal law establishing, among other things, enhanced corporate governance standards and is applicable to Ericsson as we have securities quoted on NASDAQ.

APPLICATION OF THE SWEDISH CODE OF CORPORATE GOVERNANCE

Ericsson has been applying the Code since July 2005. To ensure Ericsson’s compliance with the Code, our group steering documents and procedures have been evaluated and adapted to also reflect the requirements of the Code. Internal processes, such as reporting information on the corporate governance website, as well as procedures in connection with the Annual General Meeting of Shareholders, have likewise been adapted to meet the requirements of the Code.

Ericsson does not report any deviations from the Code in 2006.

CORPORATE BODIES IN CORPORATE GOVERNANCE

The governance and control of Ericsson is carried out through a number of corporate bodies.

At General Meetings of Shareholders, the shareholders exercise their voting rights with regard to, for example, the composition of the Board of Directors of Ericsson and election of external auditors.

A Nomination Committee proposes candidates to serve as Board members, the Board Chairman and external auditors.

The Board is responsible for Ericsson’s long-term development and strategy as well as controlling and evaluating the Company’s daily operations. In addition, the Board appoints the President of Ericsson, who is also the Chief Executive Officer (CEO). The duties of the Board are partly exercised through its three Committees; the Audit, Finance and Remuneration Committees.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

The President and CEO is in charge of the day-to-day management of Ericsson in accordance with guidelines and instructions provided by the Board.

Ericsson reports three operating segments, Systems, Phones and Other Operations for the year ending December 31, 2006. The President and CEO is also head of the Systems segment, and the heads of the business units and market units in Systems report directly to him. The heads of the five units in Other Operations also report to the President and CEO.

For more information on general aspects of Swedish corporate governance, please refer to a memorandum “Special features of Swedish corporate governance” posted on the website of the Swedish Corporate Governance Board www.corporategovernanceboard.se. Information on this website does not form part of this document.

MEETINGS WITH THE SHAREHOLDERS

In accordance with the Swedish Companies Act and Ericsson’s Articles of Association, shareholders who exercise their voting rights at the Annual General Meeting determine the composition of the Board of Directors and all other issues voted on at General Meetings of Shareholders.

The Annual General Meeting is held in Stockholm, generally at the end of March or beginning of April. The exact date is advertised, along with the agenda and information on how shareholders can give notice of attendance, on Ericsson’s website and in the Swedish newspapers Svenska Dagbladet, Dagens Nyheter and Post-och Inrikes Tidningar, as well as in the European edition of Financial Times, as a courtesy to our shareholders abroad. Shareholders who cannot participate in person may be represented by proxy (proxies are valid for a maximum of one year). To allow non-Swedish speaking shareholders to participate, the Annual General Meeting is simultaneously interpreted into English. All information material is also available in English.

Resolutions at General Meetings of Shareholders are normally passed by simple majority. However, the Swedish Companies Act requires special quorums and majorities in certain cases. At General Meetings of Shareholders each Class A share carries one vote and each Class B share one-tenth of one vote. For more information on the shares of Ericsson, please see “Share Information” in the Annual Report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

The Annual General Meeting offers shareholders the opportunity to raise questions regarding the Company and the results of the year under review. The members of the Board of Directors, the executive management as well as the external auditors are normally all present to answer such questions.

Shareholders and other interested parties can also correspond in writing with the Board of Directors or executive management at any time.

The Board of Directors’ Secretariat can be contacted by e-mail at boardsecretariat@ericsson.com, or by post: Telefonaktiebolaget LM Ericsson The Board of Directors’ Secretariat SE-164 83 Stockholm, Sweden

ERICSSON’S ANNUAL GENERAL MEETING 2006

1,106 shareholders, representing 57.4 percent of the votes and 30.9 percent of the capital of Ericsson, attended the Annual General Meeting held on April 10, 2006, at the Annex to the Globe Arena in Stockholm. Ericsson’s Board of Directors, Group management and the external auditors, were present at the meeting. Decisions of the 2006 Annual General Meeting include:

•	Re-election of Michael Treschow as Chairman of the Board of Directors, re-election of Marcus Wallenberg and election of Sverker Martin-Löf as Deputy Chairmen.

•

Re-election of Sir Peter L. Bonfield, Ulf J. Johansson, Nancy McKinstry and Carl-Henric Svanberg as members of the Board of Directors and election of Börje Ekholm, Katherine Hudson and Anders Nyrén as new members of the Board of Directors.

•	Resolution to adopt the Parent Company Income Statement and Balance Sheet and the Consolidated Income Statement and Balance Sheet.

•	Discharge of liability of the members of the Board of Directors and the President for the fiscal year 2005.

•	Resolution that a dividend of SEK 0.45 per share be paid for the year 2005.

•	Resolution that the number of Board members be 10 with no deputies.

•

Resolution that Board of Directors’ fees be paid as follows: Chairman SEK 3,750,000; other non-employed Board members SEK 750,000 each; in addition SEK 350,000 to the Chairman of the Audit Committee and SEK 250,000 each to the other two non-employed members of the Audit Committee; and SEK 125,000 each to the Chairmen and other non-employed members of the Finance and Remuneration committees.

•	Approval of the Nomination Committee’s proposals for the procedure for appointing the members of the Nomination Committee and the assignment of the Nomination Committee.

•	Amendments of the Articles of Association to reflect the new Swedish Companies Act that came into effect on January 1, 2006.

•	Approval of the principles on remuneration and other employment terms for Ericsson’s top executives.

•	Resolution to implement a Long-Term Incentive Plan for 2006 and transfer of own shares as a part thereof.

ERICSSON’S ANNUAL GENERAL MEETING 2007

Ericsson’s Annual General Meeting 2007 will take place on April 11, 2007, at the Globe Arena in Stockholm. This was announced in conjunction with the release of the third quarter financial report in 2006.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

NOMINATION COMMITTEE

The Nomination Committee, appointed on the basis of the procedure resolved by the Annual General Meeting of Shareholders 2006, consists of Michael Trewchow (Chairman of the Board of Directors) and of the four members appointed by the four largest shareholders by voting power as of April 28, 2006: Jacob Wallenberg (Investor AB), Carl-Olof By (AB Industrivärden, Chairman of the Nomination Committee), Caroline af Ugglas (Livförsäkringsaktiebolaget Skandia), Tomas Nicolin (Alecta Pensionsförsäkring).

THE TASKS OF THE NOMINATION COMMITTEE

The main task of the Nomination Committee is to propose candidates for election to the Board of Directors, including the Chairman and the Deputy Chairmen. The Nomination Committee must take into consideration the various rules on independence of the Board in relation to the Company, its senior management and major shareholders, in accordance with the requirements of the Code.

In years in which election of auditors are held, the Nomination Committee also proposes candidates for election of auditors, based on the preparations carried out by the Audit Committee of the Board. The Nomination Committee also proposes a candidate for election of the Chairman of General Meetings of Shareholders and prepares proposals concerning the level of remuneration for Directors elected by the Annual General Meeting of Shareholders not employed by Ericsson, the auditors and members of the Nomination Committee for resolution by the Annual General Meeting. So far, the Nomination Committee has not proposed any fee to be paid to the Nomination Committee.

Recommendations to the Nomination Committee may be submitted by e-mail to nomination.committee@ericsson.com, or by post to:

Telefonaktiebolaget LM Ericsson

The Nomination Committee

c/o General Counsel’s Office

SE-164 83 Stockholm

Sweden

WORK OF THE NOMINATION COMMITTEE FOR THE ANNUAL GENERAL MEETING 2007

The Nomination Committee held five meetings and had informal contacts between meetings. The Nomination Committee has thoroughly familiarized itself with how the Board work is conducted and functions and has made assessments in terms of the competence and experience that is required by the Board. In addition to matters prepared each year by the Nomination Committee, the Nomination Committee for the Annual General Meeting 2007 has, in close cooperation with the Board’s Audit Committee, prepared a proposal for the election of auditors for resolution by the Annual General Meeting of Shareholders 2007.

A report on the work of the Nomination Committee will be published on Ericsson’s website in connection with the notice of the Annual General Meeting of Shareholders 2007.

BOARD OF DIRECTORS

The Board of Directors is ultimately responsible for the organization of the Company and the management of the Company’s operations. It develops guidelines and instructions for the day-to-day management of the Company, conducted by the President and CEO who ensures the Board of Directors receives regular reports regarding the Group’s business development—its results, financial position and liquidity—and events of importance to the Group.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

According to the Articles of Association, Ericsson’s Board of Directors shall consist of a minimum of five directors and a maximum of 12 directors, with no more than six deputies. Directors are elected by the shareholders at the Annual General Meeting for the period from the date of the Annual General Meeting until the close of the following Annual General Meeting, but can serve any number of consecutive terms. In addition, under Swedish law, unions have the right to appoint three directors and their deputies to the Ericsson Board of Directors.

Ericsson abides by strict rules and regulations regarding conflicts of interest. Directors and the President and CEO cannot participate in any decision regarding agreements between themselves and the Company, or between the Company and any third party or legal entity that the individual has an interest in.

Further, the Audit Committee has implemented a procedure for the approval of related-party transactions in accordance with NASDAQ’s corporate governance rules as well as a pre-approval process for non-audit services carried out by the external auditors, in order to ensure their independence.

MEMBERS OF THE BOARD OF DIRECTORS

Our Board of Directors consists of 10 Directors, elected by the shareholders at the Annual General Meeting for the period until the close of the next Annual General Meeting, and three employee representatives, each with a deputy, appointed by the trade unions. The Chairman of the Board is elected by the Annual General Meeting. The President and CEO of the Company may be elected as a director, but the Swedish Companies Act prohibits the President of a public company from being elected Chairman of the Board.

WORK PROCEDURE OF THE BOARD OF DIRECTORS

The Board of Directors has adopted a work procedure for its activities that outlines rules regarding the distribution of tasks between the Board and its Committees as well as between the Board, its Committees and the President and CEO. The work procedure is reviewed, evaluated and adopted by the Board as required, at least once a year. During 2006, the work procedure was adjusted by the Board at its meeting in December.

INDEPENDENCE OF THE DIRECTORS

In connection with its proposal to the Annual General Meeting of Shareholders 2006, the Nomination Committee elected by the Annual General Meeting of Shareholders 2005 made the assessment that, for the purposes of the Swedish Code of Corporate Governance, the following Directors are independent of the Company and its senior management, as well as of the Company’s major shareholders: Sir Peter L. Bonfield, Katherine Hudson, Ulf J. Johansson, Nancy McKinstry and Michael Treschow.

WORK OF THE BOARD OF DIRECTORS

The Board holds at least six meetings each year. Material for each Board meeting is distributed according to a pre-established time plan by the Board of Directors’ Secretariat on behalf of the President and CEO. Each Board meeting generally includes reports by the Chairman of each of the three Committees based on the minutes from the Committee meetings, which were distributed to all Directors prior to the Board meeting. Further, a Board meeting typically includes the President and CEO’s report on general business and market developments including the performance of the Company. At Board meetings held in conjunction with interim reports, the financial statements are discussed along with any proposed press release related to the interim report. A substantial part of the Board’s ordinary work is devoted to strategy issues. Towards the end of the year, the Board performs an evaluation of the Board work, which serves as a guide for the work of the Nomination Committee. The Board is regularly informed of recent developments of legal and regulatory matters and addresses, whenever necessary, the adoption of and implementation of various corporate governance rules.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

The Directors generally participate in all Board meetings and, to the extent possible, also attend General Meetings of Shareholders.

The Board is also responsible for financial oversight and meets regularly with Ericsson’s external auditors to receive and consider the auditors’ observations regarding the annual report, interim reports and internal controls. The auditors attend the regularly scheduled Audit Committee meetings and meet with the entire Board at least twice a year. At least one meeting with the auditors takes place without the presence of the President and CEO or other members of the management team.

To assist Directors in their work for Ericsson, training sessions are held each year to enhance the Directors’ knowledge of Group operations. Training is also provided to new Directors and to cover specific issues as needed.

WORK OF THE BOARD OF DIRECTORS IN 2006

In 2006, ten Board meetings were held. The Directors’ attendance at Board and Committee meetings during 2006 is reflected in the table “Directors’ Attendance and Board of Directors’ Fees.” Apart from general Board matters referred to above, matters addressed by the Board during 2006 include:

•	integration of the operations acquired from Marconi;

•	acquisition of the Swedish company Netwise AB;

•	divestment of the defense operations, Ericsson Microwave Systems AB to Saab AB;

•	a new organization as from January 1, 2007, under three business units;

•	long-term and short-term strategy with regard to the operator consolidation driven by convergence and development and the changes in the competitive landscape, and

•	acquisition of the US company Redback Networks Inc.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Training sessions for the Board of Directors in 2006 included Research and Development, Human Resources and Corporate Responsibility.

BOARD WORK EVALUATION

The Chairman of the Board initiates and leads a thorough evaluation of Board work and the Board procedures each year. The evaluation process includes written questionnaires, as well as interviews and discussions. During 2006, the Chairman held individual discussions with each Director and each Director answered three separate written questionnaires, i.e. one covering the Board work in general, one covering the Chairman’s performance, and one covering the President and CEO’s performance. The Chairman and the President and CEO are neither involved in the development, compilation or evaluation of the questionnaires related to their respective performances, nor present when their respective performance is evaluated.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has established three Committees: the Audit, Finance and Remuneration Committees. The Board appoints each of the Committee members amongst the Board members. The work of the Committees is principally preparatory, that is they prepare matters for final resolution by the Board. However, the Board has authorized each Committee to determine certain issues in limited areas and may also provide extended authorization to a Committee to determine specific matters. The Board of Directors and each Committee have the right to engage external expertise, either in general or in respect to specific matters, if deemed appropriate.

Prior to each Board meeting, each Committee submits a report to the Board on the issues handled, resolved or referred to the Board since the previous ordinary Board meeting. The minutes of each Committee meeting are attached to the minutes of the Board meeting following each Committee meeting.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

DIRECTORS’ ATTENDANCE AND BOARD OF DIRECTORS’ FEES 2006

		Board Committee			Board and committee fee
	Board Meetings	Audit	Finance	Remuneration
Michael Treschow	10	—	11	8	4,000,000
Sverker Martin-Löf	10	9	—	—	1,100,000
Marcus Wallenberg	10	—	11	—	875,000
Peter L. Bonfield	10	9	—	—	1,000,000
Börje Ekholm1)	8	—	—	4	875,000
Katherine Hudson1)	7	—	—	—	750,000
Ulf J. Johansson2)	9	6	—	4	1,000,000
Nancy McKinstry	10	—	—	8	875,000
Anders Nyrén1)	8	—	7	—	875,000
Carl-Henric Svanberg	10	—	—	—	—
Arne Mårtensson3)	3	—	4	—	—
Eckhard Pfeiffer3)	3	2	—	—	—
Monica Bergström4)	10	—	—	4	10,400
Jan Hedlund	10	9	—	—	10,900
Torbjörn Nyman	10	—	11	—	11,100
Anna Guldstrand	10	—	—	—	10,000
Per Lindh5)	9	—	—	4	9,400
Arne Löfving 6)	6	—	—	—	6,000
Kristina Davidsson7)	4	—	—	—	4,000

Total	10	9	11	8	11,411,800

1)	Appointed as Member of the Board of Directors as of April 10, 2006.
2)	Resigned from the Remuneration Committee and joined the Audit Committee as of April 10, 2006.
3)	Resigned from the Board of Directors as of April 10, 2006.
4)	Joined the Remuneration Committee as of April 10, 2006.
5)	Resigned from the Remuneration Committee as of April 10, 2006.
6)	Resigned from the Board of Directors as of 31 July, 2006.
7)	Joined the Board of Directors as of August 1, 2006.

The Audit Committee

The Audit Committee, on behalf of the Board, monitors the integrity of the financial statements, compliance with legal and regulatory requirements and the effectiveness of our systems of internal control over financial reporting.

The Audit Committee is primarily responsible for reviewing annual and interim financial reports, overseeing the external audit process, including audit fees and the internal audit function, and resolving matters arising during the course of reviews and audits. This involves:

•	reviewing, with management and the external auditors, the audited financial statements including conformity with generally accepted accounting principles;

•	reviewing, with management, the reasonableness of significant estimates and judgments made in preparing the financial statements, as well as the quality of the disclosures in the financial statements;

•	reviewing matters arising from reviews and audits performed.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

The Audit Committee is also involved in the preparatory work of proposing candidates for the election of auditors, when applicable, and monitors their ongoing independence and performance, as well as monitoring Group transactions to avoid conflicts of interest. To achieve this, the Audit Committee has implemented approval procedures for audit and other services performed by the external auditors (see “Audit Committee Pre-approval Policies and Procedures.”); a pre-approval process for transactions with related parties; and a “whistle-blower” procedure for the reporting of violations in relation to accounting, internal controls and auditing matters. The procedure for the reporting of these violations has been adjusted in 2006 to meet EU recommendations and French legal requirements in relation to whistle-blower procedures. These recommendations and requirements aim to limit misuse of the procedure and to secure handling of personal data in relation to reports made under such procedure.

Alleged violations are investigated by Ericsson’s internal audit function in conjunction with the relevant Group Function. Information regarding any incidents, including measures taken, details of the responsible Group Function and the status of any investigation are reported to the Audit Committee.

The Audit Committee itself does not perform audit work. Ericsson has an internal audit function, which reports to the Audit Committee and performs independent audits.

Members of the Audit Committee

The Audit Committee consists of four members appointed by the Board from among its members. In 2006, the Audit Committee comprised Sverker Martin-Löf (Chairman of the Committee), Sir Peter L. Bonfield, Ulf J. Johansson (succeeding Eckhard Pfeiffer from April, 2006) and Jan Hedlund. All members, except the employee representative, are independent from the Company and senior management. Each member is financially literate and familiar with the accounting practices of an international company comparable to Ericsson. At least one member must be an audit committee financial expert. The Board of Directors has determined that Sverker Martin-Löf, Sir Peter L. Bonfield and Ulf Johansson satisfy these requirements.

The Audit Committee has appointed an external expert advisor, Mr. Peter Markborn, to assist and advise the Committee.

Work of the Audit Committee

The Audit Committee held nine meetings during 2006—attendance is reflected in the table “Directors’ Attendance and Board of Directors’ Fees 2006”. The work of the Audit Committee during the year included: review of financial reports, the scope and execution of audits performed, the independence of the external auditors, the internal audit function and audit fees. Further, the Audit Committee has, together with the external auditors, reviewed each interim report prior to publishing. Part of the Committee’s work during the year has been to continuously monitor the progress of the Company’s implementation of the rules and regulations of the Sarbanes-Oxley Act. In addition, certain services other than audits performed by the external auditors have been approved by the Audit Committee under the pre-approval policies and procedures. Further, the Audit Committee has approved certain related-party transactions in accordance with the pre-approval process implemented by the Committee.

The Finance Committee

The Finance Committee is primarily responsible for:

•	handling matters regarding acquisitions and divestments;

•	capital contributions to companies inside and outside the Ericsson Group;

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

•	raising of loans, issuances of guarantees and similar undertakings and approvals of financing support to customers; and

•	continually monitoring the Group’s financial risk exposure.

The Finance Committee is authorized to determine matters such as direct or indirect financing, provision of credits, granting securities and guarantees and certain investments, divestments and financial commitments, or can delegate this power.

Members of the Finance Committee

The Finance Committee consists of four members appointed by the Board from among its members. In 2006, the Finance Committee comprised Marcus Wallenberg (Chairman of the Committee), Anders Nyrén, Torbjörn Nyman and Michael Treschow.

Work of the Finance Committee

The Finance Committee held eleven meetings during 2006—attendance is reflected in the table “Directors’ Attendance and Board of Directors’ Fees 2006”. The work included: resolutions on matters such as customer financing and credit facility arrangements, and on certain acquisitions and divestments. The Finance Committee also monitored the financial risk exposure and risk limits and was informed on a large amount of finance-related matters such as the status of ongoing acquisitions, in particular the integration of the operations acquired from Marconi.

The Remuneration Committee

The Remuneration Committee’s main responsibility is to advise the Board of Directors regarding salary and other remuneration, including retirement compensation of the President and CEO, Executive Vice Presidents and other officers reporting directly to the President and CEO. Other responsibilities include:

•	developing and monitoring strategies and general guidelines for employee compensation, including variable plans and retirement compensation;

•	approving variable pay under the previous year’s plan (beginning of each year);

•	preparation of the long-term variable plan for referral to the Board and subsequent resolution by the General Meeting of Shareholders, and

•	Preparation of the targets for variable pay for the following year for resolution by the Board.

To achieve this, the Committee holds annual strategic compensation reviews with representatives of the Company to determine the direction to follow, allowing program designs and pay policies to be aligned with the business situation. Consideration is given to trends in compensation, legislative changes, disclosure rules and the general global environment surrounding executive pay. The Committee reviews salary survey data to approve any base pay increase for executives, effective from the following January.

Members of the Remuneration Committee

The Remuneration Committee consists of four members appointed by the Board from among its members. In 2006 the Remuneration Committee comprised Michael Treschow (Chairman of the Committee), Nancy McKinstry, Monica Bergström (succeeding Per Lindh as from April 2006) and Börje Ekholm (succeeding Ulf J. Johansson as from April 2006).

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

The Remuneration Committee has appointed an independent expert advisor, Mr. Gerrit Aronson, to assist and advise the Committee.

Work of the Remuneration Committee

The Remuneration Committee held eight meetings during 2006—attendance is reflected in the table “Directors’ Attendance and Board of Directors’ Fees 2006”. The Committee reviewed and prepared for the Board a proposal for a long-term variable compensation plan, which was resolved by the 2006 Annual General Meeting of Shareholders, and started to prepare a long-term variable compensation plan to be presented to the Annual General Meeting of Shareholders 2007. Further, the Committee proposed to the Board a structure for variable pay for the Group Management Team and the Extended Management Team. The Committee also prepared proposals for salaries and variable pay for 2006, including compensation of the President and CEO and of officers reporting directly to him. For further information on compensation, fixed and variable pay, please see “Notes to the Consolidated Financial Statements—Note C29, Information Regarding Employees, Members of the Board of Directors and Management” in the Annual Report.

MEMBERS OF THE BOARD OF DIRECTORS

BOARD MEMBERS ELECTED BY THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Michael Treschow (first elected 2002)

Chairman of the Board of Directors

Chairman of the Remuneration Committee

Member of the Finance Committee

Born 1943, Master of Engineering, Lund Institute of Technology. Board Chairman: AB Electrolux and the Confederation of Swedish Enterprise. Board member: ABB Ltd. and B-business partners. Holdings in Ericsson 1): 770,000 Class B shares

Principal work experience and other information: President and CEO of AB Electrolux 1997–2002. Earlier positions mainly include positions within Atlas Copco, where he served as President and CEO 1991–1997. Member of the Royal Academy of Engineering Sciences.

Marcus Wallenberg (first elected 1996)

Deputy Chairman of the Board of Directors

Chairman of the Finance Committee

Born 1956, Bachelor of Science of Foreign Service, Georgetown University, USA. Board Chairman: Skandinaviska Enskilda Banken, Saab AB, and International Chamber of Commerce (ICC). Board member: AstraZeneca plc, AB Electrolux, Stora Enso Oy, the Knut and Alice Wallenberg Foundation and Thisbe AB. Holdings in Ericsson 1): 710,000 Class B shares

Principal work experience and other information: Positions within Investor AB, where he served as President and CEO 1999–2005. Prior to this he was Executive Vice President at Investor. Previous employers include Stora Feldmühle AG, Citicorp, Citibank and Deutsche Bank.

1)	The number of Class B shares (and Class A shares and options, if applicable) includes holdings by related natural or legal persons.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Sverker Martin-Löf (first elected 1993)

Deputy Chairman of the Board of Directors

Chairman of the Audit Committee

Born 1943, Doctor of Technology and Master of Engineering, Royal Institute of Technology, Stockholm. Board Chairman: Skanska, Svenska Cellulosa Aktiebolaget SCA and SSAB. Deputy Chairman: Industrivärden. Board member: Confederation of Swedish Enterprise and Svenska Handelsbanken. Holdings in Ericsson 1): 52,000 Class B shares

Principal work experience and other information: President and CEO of Svenska Cellulosa Aktiebolaget SCA 1990–2002, where he was employed 1977–1983 and 1986–2002. Previous positions at Sunds Defibrator and Mo och Domsjö AB.

Sir Peter L. Bonfield (first elected 2002)

Member of the Audit Committee

Born 1944, Honors degree in Engineering, Loughborough University, Leicestershire, UK. Board Chairman: Supervisory Board—NXP. Deputy Chairman: British Quality Foundation. Board member:

AstraZeneca plc, Mentor Graphics Inc., Sony Corporation, and TSMC. Holdings in Ericsson: None

Principal work experience and other information: CEO and Chairman of the Executive Committee of British Telecommunications plc (1996–2002). Chairman and CEO of ICL plc (1990–1996). Positions with STC plc and Texas Instruments Inc. Member of the International Advisory Group of Citigroup and of the International Advisory Panel of the University of London. Non-executive Director of Actis Capital LLP, and HMG Department for Constitutional Affairs. Trustee of Cutty Sark Trust.

Börje Ekholm (elected 2006)

Member of the Remuneration Committee

Born 1963, Master of Science in Electrical Engineering, Royal Institute of Technology, Stockholm. Master of Business Administration, Insead, France. Board member: AB Chalmersinvest, Greenway Medical Techn. Inc. and Husqvarna AB. Holdings in Ericsson 1): 58,803 Class B shares

Principal work experience and other information: President and CEO of Investor AB since 2005. Prior to this, Börje Ekholm was head of Investor Growth Capital Inc and New Investments. Previous positions at Novare Kapital AB and McKinsey & Co Inc.

Katherine M. Hudson (elected 2006)

Born 1947, Bachelor of Science in Management, Indiana University, USA. Board member (and Lead Director): Charming Shoppes Inc. Holdings in Ericsson 1): 52,000 Class B shares

Principal work experience and other information: President and CEO of Brady Corporation 1994–2003. Management positions with Eastman Kodak Company, where she was employed for 24 years.

1)	The number of Class B shares (and Class A shares and options, if applicable) includes holdings by related natural or legal persons.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

1)	The number of Class B shares (and Class A shares and options, if applicable) includes holdings by related natural or legal persons.

Ulf J. Johansson (first elected 2005)

Member of the Audit Committee

Born 1945, Doctor of Technology and Master of Science in Electrical Engineering, Royal Institute of Technology, Stockholm. Board Chairman: Acando AB, Eurostep Group AB, Novo A/S, and Novo Nordisk Foundation. Board member: Trimble Navigation Ltd. Holdings in Ericsson 1): 32,176 Class B shares

Principal work experience and other information: Founder of Europolitan Vodafone AB, where he was the Chairman of the Board 1990–2005. Previous positions at Spectra-Physics AB, where he was the President and CEO, Ericsson Radio Systems AB. Member of the Royal Academy of Engineering Sciences.

Nancy McKinstry (first elected 2004)

Member of the Remuneration Committee

Born 1959, Master of Business Administration in Finance and Marketing, Columbia University, USA. Bachelor of Arts in Economics, University of Rhode Island, USA. Board Chairman: CEO and Chairman of the Executive Board of Wolters Kluwer n.v. Board member: The American Chamber of Commerce, the Netherlands, and Tias Nimbas Business School. Holdings in Ericsson: None

Principal work experience and other information: CEO and Chairman of the Executive Board of Wolters Kluwer n.v. President and CEO of CCH Legal Information Services (1996–1999). Previous positions at Booz, Allen & Hamilton, and New England Telephone Company. Member of the Advisory Council of ABN AMRO Holding n.v. and the Advisory Board of the University of Rhode Island.

Anders Nyrén (elected 2006)

Member of the Finance Committee

Born 1954, Graduate from Stockholm School of Economics, Master of Business Administration from Anderson School of Management, UCLA, USA. Board Chairman: Association of Exchange Listed Companies and Association for Generally Accepted Principles in the Securities Market. Deputy Chairman: Sandvik AB, Svenska Han-delsbanken. Board member: Svenska Cellulosa Aktiebolaget SCA AB, Industrivärden, Skanska, SSAB, and Ernströmsgruppen. Holdings in Ericsson 1): 33,428 Class B shares

Principal work experience and other information: President and CEO of Industrivärden since 2001. CFO and EVP of Skanska AB 1997–2001. Nordbanken 1996–1997. CFO and EVP of Securum AB 1992–1996. Managing Director of OM International AB 1987–1992. Earlier positions at STC Scandinavian Trading Co AB and AB Wilhelm Becker.

Carl-Henric Svanberg (first elected 2003)

Born 1952, Master of Science, Linköping Institute of Technology. Bachelor of Science in Business Administration, University of Uppsala. Board Chairman: Sony Ericsson Mobile Communications AB. Deputy Chairman: Assa Abloy AB. Board member: The Confederation of Swedish Enterprise and Hexagon. Holdings in Ericsson 1): 15,683,577 Class B shares

Principal work experience and other information: President and CEO of Telefonaktiebolaget LM Ericsson since 2003. Prior to this, Carl-Henric Svanberg was the President and CEO of Assa Abloy AB (1994–

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

2003). Various positions within Securitas AB (1986–1994) and ABB Group (1977–1985). Carl-Henric Svanberg does not have material shareholdings or part ownerships in companies with which the Company has material business relationships.

BOARD MEMBERS AND DEPUTIES APPOINTED BY THE UNIONS:

Jan Hedlund (first appointed 1994)

Employee representative.

Member of the Audit Committee

Born 1946. Appointed by the union IF Metall. Holdings in Ericsson 1): 1,603 Class B shares

Monica Bergström (first appointed 1998)

Employee representative.

Member of the Remuneration Committee

Born 1961. Appointed by the union SIF. Holdings in Ericsson 1): 3,694 Class B shares

Torbjörn Nyman (first appointed 2004)

Employee representative.

Member of the Finance Committee

Born 1961. Appointed by the union The Swedish Association of Graduate Engineers. Holdings in Ericsson 1): 10,440 Class B shares

Per Lindh (first appointed 1994)

Deputy employee representative.

Born 1957. Appointed by the union SIF. Holdings in Ericsson 1): 203 Class B shares

Anna Guldstrand (first appointed 2004)

Deputy employee representative.

Born 1964. Appointed by the union The Swedish Association of Graduate Engineers. Holdings in Ericsson 1): 4,146 Class B shares, 900 options.

Kristina Davidsson (appointed 2006)

Deputy employee representative.

Born 1955. Appointed by the union IF Metall. Holdings in Ericsson 1): 1,026 Class B shares

Carl-Henric Svanberg is the only Director who holds an operational management position at Ericsson. No Director has been elected pursuant to an arrangement or understanding with any major shareholder, customer, supplier or other person.

1)	The number of Class B shares (and Class A shares and options, if applicable) includes holdings by related natural or legal persons.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

COMPANY MANAGEMENT

THE PRESIDENT AND CHIEF EXECUTIVE OFFICER—OPERATIONAL MANAGEMENT

The Board of Directors appoints the President and CEO and the Executive Vice Presidents. Management of day-to-day operations is the responsibility of the President and CEO and the Group Management Team which, in addition to the President and CEO, consist of the Chief Financial Officer, the Chief Technology Officer, the heads of Group Functions and the heads of Business Units Access, Systems, Global Services and Business Unit Broadband Networks.

GROUP FUNCTIONS

Ericsson’s Group Functions perform tasks pertaining to group-wide matters that logically do not fall into a specific operational unit: Communications, Finance, Human Resources & Organization, Legal Affairs, Operational Excellence, Research & Development, Sales & Marketing, and Strategy & Product Management.

The Group Functions formulate Group strategy, issue policies and directives, perform business control, resource allocation and risk management. They are also responsible for consolidation and reporting of financial performance, financing and cash management, legal issues, communication with various stakeholders including employees, investors, press and media as well as coordination and administration of a number of Group-wide issues. Other important Group-wide matters, such as Corporate Responsibility, are managed by Group Functions in conjunction with a network of experts from various parts of the Company.

OPERATIONAL UNITS

Our operations are carried out in three business segments; Systems, Phones and Other Operations. Systems, our largest segment, is organized into business units responsible for the provision of products and services, and market units, responsible for marketing, sales and customer support. For more information regarding our business segments and information on the new organisation effective as from January 1, 2007, please see the “Board of Directors’ Report” and “Information on the Company” in the Annual Report. Management of each operating unit has significant authority and responsibility in relation to day-to-day operations, while governance is carried out by steering committees that include representatives of the Group Management Team, the Extended Management Team and the unit’s own management.

MEMBERS OF THE GROUP MANAGEMENT TEAM

Carl-Henric Svanberg

President and CEO and member of the Board of Directors (since 2003)

Born 1952, Master of Science, Linköping Institute of Technology, Bachelor of Science in Business Administration, University of Uppsala. Chairman: Sony Ericsson Mobile Communications AB. Deputy Chairman: Assa Abloy AB. Board member: The Confederation of Swedish Enterprise and Hexagon. Holdings in Ericsson1): 15,683,577 Class B shares

Background: President and CEO of Assa Abloy AB (1994–2003). Various positions within Securitas AB (1986–1994) and ABB Group (1977–1985).

1)	The number of Class B shares (and Class A shares, if applicable) includes holdings by related natural or legal persons. Options and matching rights are reported in Notes to the Consolidated Financial Statements —Note C29, “Information Regarding Employees, Members of the Board of Directors and Management” in the Annual Report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Karl-Henrik Sundström

Executive Vice President and Chief Financial Officer and head of Group Function Finance (since 2003)

Born 1960, Bachelor in Finance, University of Uppsala, Advanced Management Program, Harvard Business School, USA. Board member: Sony Ericsson Mobile Communications AB. Holdings in Ericsson 1): 34,230 Class B shares

Background: Prior to assuming his position, Karl-Henrik Sundström was head of Business Unit Global Services.

Kurt Jofs

Executive Vice President and head of Business Unit Access (since 2004)

Born 1958, Master of Science, Royal Institute of Technology, Stockholm. Board Chairman: Peoples Travel Group. Board member: Sony Ericsson Mobile Communications AB. Holdings in Ericsson 1): 229,522 Class B shares

Background: President and CEO of Linjebuss and ABB Ventilation Products.

Bert Nordberg

Executive Vice President and head of Group Function Sales & Marketing (since 2004)

Born 1956, Bachelor in Electronic Engineering, Malmö, Engineer in the Marines, Berga, university courses in International Management, Marketing and Finance, Insead University, France. Holdings in Ericsson 1): 43,817 Class B shares

Background: Prior to assuming this position, Bert Nordberg was head of Business Unit Systems and held other various positions within Ericsson.

Björn Olsson

Executive Vice President and head of Business Unit Systems (since 2004)

Born 1956, Master of Science in Industrial Engineering and Management, Linköping Institute of Technology. Holdings in Ericsson 1): 40,176 Class B shares

Background: Prior to assuming this position, Björn Olsson was Chief Information Officer. He has held various positions within Ericsson since 1981.

Hans Vestberg

Executive Vice President and head of Business Unit Global Services (since 2003, appointed Executive Vice President in 2005)

Born 1965, Bachelor in Business Administration, University of Uppsala. Holdings in Ericsson 1): 27,364 Class B shares

Background: Previous to his current position, Hans Vestberg was Vice President and head of Market Unit Mexico (2002–2003). Hans Vestberg has held various positions in the Company since 1988.

1)	The number of Class B shares (and Class A shares, if applicable) includes holdings by related natural or legal persons. Options and matching rights are reported in Notes to the Consolidated Financial Statements —Note C29, “Information Regarding Employees, Members of the Board of Directors and Management” in the Annual Report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Marita Hellberg

Senior Vice President and head of Group Function Human Resources & Organization (since 2003)

Born 1955, Bachelor in Social Studies, Stockholm University, Advanced Management Program, Cedep, France. Board member: Utbildningsradion, and Teknikföretagen. Holdings in Ericsson 1): 47,091 Class B shares

Background: Prior to assuming this position Marita Hellberg was Senior Vice President of Human Resources of NCC Group.

Torbjörn Nilsson

Senior Vice President (since 1998) and head of Group Function Strategy & Product Management (since 2003)

Born 1953, Master of Science, Lund’s University, Master of Business Administration, Stockholm University. Holdings in Ericsson 1): 69 541 Class B shares

Background: Prior to his position above, Torbjörn Nilsson was head of Group Function Marketing & Strategic Business Development. Torbjörn Nilsson has held various management positions within the Company since 1978.

Carl Olof Blomqvist

Senior Vice President, General Counsel and head of Group Function Legal Affairs (since 1999)

Born 1951, Master of Law, LLM, University of Uppsala, Sweden. Holdings in Ericsson 1): 6,080 Class A shares and 46,491 Class B shares

Background: Prior to assuming this position, Carl Olof Blomqvist was a partner of Mannheimer Swartling law firm.

Henry Sténson

Senior Vice President and head of Group Function Communications (since 2002)

Born 1955, Studied law, sociology and political science, Linköping University and at the Swedish War Academy, Karlberg, Stockholm. Board member: Studsvik and the Stockholm Chamber of Commerce. Holdings in Ericsson 1): 42,574 Class B shares

Background: Prior to assuming his position above, Henry Sténson was head of SAS Group Communication, SAS AB.

Håkan Eriksson

Senior Vice President, Chief Technology Officer and head of Group Function Research & Development (since 2004)

Born 1961, Master of Science and Honorary Ph D, Linköping Institute of Technology. Deputy Chairman: Section XI, Research and Education, Swedish Royal Engineering Academy. Board member: Linköping University, Anoto. Holdings in Ericsson 1): 22,980 Class B shares

Background: Prior to assuming this position, Håkan Eriksson was Senior Vice President and head of Research & Development. He has held various positions within Ericsson since 1986.

1)	The number of Class B shares (and Class A shares, if applicable) includes holdings by related natural or legal persons. Options and matching rights are reported in Notes to the Consolidated Financial Statements —Note C29, “Information Regarding Employees, Members of the Board of Directors and Management” in the Annual Report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Joakim Westh

Senior Vice President and head of Group Function Operational Excellence (since 2004)

Born 1961, Master of Science, Royal Institute of Technology, Stockholm, Master of Science within Aeronautics & Astronautics, MIT, Boston, USA. Board chairman: Absolent AB. Board member: VKR Holding A/S. Holdings in Ericsson1): 124,886 Class B shares

Background: Member of Assa Abloy Executive Management Team. Before this, Joakim Westh was a partner with McKinsey & Co. Inc.

Sivert Bergman

Senior Vice President and head of Business Unit Broadband Networks (since 2006)

Born 1946, Senior high school degree of Electric Engineering, Trollhättan, complemented with studies in mathematics. Holdings in Ericsson1): 7,260 Class B shares

Background: Prior to assuming this position, Sivert Bergman was head of Business Unit Transmission and Transport Networks. Sivert Bergman has held various management positions in the Company since 1979.

EXTENDED MANAGEMENT TEAM

The Extended Management Team consists of the officers of the Group Management Team and:

•	Cesare Avenía, Vice President and head of Market Unit South East Europe.

•	Rory Buckley, Vice President and head of Market Unit North East Asia;

•	Ragnar Bäck, Chairman of the Market Units within the Central and Eastern Europe, Middle East & Africa (CEMA) regions;

•	Jan Campbell, Vice President and head of Market Unit Central Europe;

•	Mats Granryd, Vice President and head of Market Unit India & Sri Lanka;

•	Jef Keustermans, Vice President and head of Market Unit Northern Europe;

•	Ingemar Naeve, Vice President and head of Market Unit Iberia and Global Customer Account executive Telefónica;

•	Mats Olsson, Vice President and head of Market Unit Greater China;

•	Torbjörn Possne, Vice President and Global Customer Account executive Deutsche Telekom;

•	Angel Ruiz, Vice President and head of Market Unit North America;

•	Jan Signell, Vice President and head of Market Unit South East Asia; and

•	Gerhard Weise, Vice President and head of Market Unit Mexico.

During 2006, the officers below were also members of the Extended Management Team of the Company:

•	Sandeep Chennakeshu: former President Ericsson Mobile Platforms AB. Sandeep Chennakeshu left the Company on April 29, 2006.

•	Kinson Loo: former Vice President and Global Customer Account executive for Hutchison. Kinson Loo left the Company on June 30, 2006.

•

Anders Olin: former Vice President and Global Customer Account executive Vodafone. Anders Olin was appointed head of Sales & Marketing, Western Europe, within Group Function Sales & Marketing on October 1, 2006.

1)	The number of Class B shares (and Class A shares, if applicable) includes holdings by related natural or legal persons. Options and matching rights are reported in Notes to the Consolidated Financial Statements —Note C29, “Information Regarding Employees, Members of the Board of Directors and Management” in the Annual Report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Extended Management Team members are not involved in any business activities that compete with or in any other way negatively affect Ericsson’s business. None of the Extended Management Team members have been appointed by arrangement or understanding with shareholders, customers, suppliers or other parties.

COMPENSATION TO TOP EXECUTIVES

Principles for remuneration and other employment terms for Ericsson’s top executives were approved by the Annual General Meeting of Shareholders 2006. For further information on compensation, fixed and variable pay, see Notes to the Consolidated Financial Statements—Note C29, “Information Regarding Employees, Members of the Board of Directors and Management” in the Annual Report.

AUDITORS

Ericsson’s external, independent auditors are elected by the shareholders at the Annual General Meeting for a period of four years. The auditors report to the shareholders at Shareholders’ Meetings.

The auditors;

•	update the Board of Directors regarding the planning, scope and content of the annual audit;

•	examine the year-end financial statements and report findings to assess accuracy and completeness of the accounts and adherence to accounting procedures and principles;

•

advise the Board of Directors of additional services performed (non-auditing), the consideration paid and other issues that are needed to determine the auditors’ independence. For further information on the contacts between the Board and the auditors, please see “Work of the Board of Directors” above.

All Ericsson quarterly reports are reviewed by our auditors.

STATUTORY AUDITORS

Peter Clemedtson

Authorized Public Accountant, PricewaterhouseCoopers.

Elected 2004 (as successor for the remaining mandate period of Carl-Eric Bohlin) until 2007.

Audit services performed in other large companies such as: Electrolux, KMT, Medivir, OMX, SEB.

Bo Hjalmarsson

Authorized Public Accountant, PricewaterhouseCoopers.

Elected 2003 until 2007.

Audit services performed in other large companies such as OMX, Sony Ericsson, Lundin Petroleum, Vostok Nafta.

Thomas Thiel

Authorized Public Accountant, KPMG.

Elected 2003 until 2007.

Audit services performed in other large companies such as Atlas Copco, Folksam, Handelsbanken, Holmen, Peab, Ratos, SKF, Swedish Match, Kungsleden.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

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

Stefan Holmström

Authorized Public Accountant, KPMG.

Elected 2003 until 2007.

Audit services performed in other large companies such as: Länsförsäkringar, Posten, Swedish Meats, V&S Vin & Sprit.

FEES PAID TO EXTERNAL AUDITORS

Ericsson paid the fees (including expenses) listed in the table in Notes to the Consolidated Financial Statements—Note C31, “Fees to auditors” in the Annual Report for audit-related and other services.

The Audit Committee reviews and pre-approves any non-audit services to be performed by the external auditors to ensure the auditors’ independence. Services other than audit services provided by the auditors from 2004 to 2006 are described in Notes to the Consolidated Financial Statements—Note C31, “Fees to auditors” in the Annual Report.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee makes recommendations to the Board of Directors regarding the auditors’ performance and fees. It reviews the scope and execution of audits performed (external and internal) and analyzes the result and the cost.

The Audit Committee has established pre-approval policies and procedures for services other than audits performed by the external auditors. Such services fall into two broad headings:

General Pre-Approval services that can be pre-approved by the Audit Committee without consideration to specific case-by-case service. Tax, transaction, risk management, corporate finance, attestation and accounting services and general services have received a general pre-approval of the Audit Committee, provided that the estimated fee level for the project does not exceed SEK 1 million. The external auditors must advise the Audit Committee of services rendered under the general pre-approval policy.

Specific Pre-Approval—all other audit-related, tax and other services must receive specific pre-approval. The Audit Committee Chairman has the delegated authority for specific pre-approval, providing service fees do not exceed SEK 2.5 million. The Chairman reports any pre-approval decisions to the Audit Committee at its

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

scheduled meetings. For other matters, an auditor submits an application to the CFO. If supported by the CFO, the application is presented to the Audit Committee for final approval.

Pre-approval authority may not be delegated to management. The policies and procedures include a list of prohibited services.

DISCLOSURE CONTROLS AND PROCEDURES

Ericsson has controls and procedures in place to make sure that information to be disclosed under the Securities Exchange Act of 1934, and under Ericsson’s agreements with the Stockholm and London stock exchanges and NASDAQ is done so on time, and that such information is provided to management, including the CEO and CFO, so that timely decisions can be made regarding required disclosure.

To assist managers in fulfilling their responsibility with regard to disclosures made by the Company to its security holders and the investment community, a Disclosure Committee was established in 2003. One of the main tasks of the Disclosure Committee is to monitor the integrity and effectiveness of the Company’s disclosure controls and procedures.

Further, Ericsson has investments in certain entities that Ericsson does not control or manage. Accordingly, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our subsidiaries.

During the year, management, with the participation of Ericsson’s President and CEO and CFO, supervised and participated in an evaluation of the effectiveness of our disclosure controls and procedures. As a result, Ericsson’s President and CEO and CFO concluded that the disclosure controls and procedures were effective at a reasonable assurance level.

There were no changes to our internal control over financial reporting during the period covered by the Annual Report 2006 that have materially affected, or are likely to materially affect, our internal control over financial reporting.

ERICSSON’S DISCLOSURE POLICIES

Ericsson’s financial disclosure policies are designed to give transparent, informative and consistent communication with the investment community on a fair and equal basis, which will reflect in a fair market value for Ericsson shares. We want our shareholders and potential investors to have a good understanding of how our Company works, our operational performance, what our prospects are and the risks we face that these opportunities may not be realized.

To continue to achieve these goals, our financial reporting and disclosure must be:

•	Transparent—our disclosure should enhance understanding of the economic drivers and operational performance of our business, hence building trust and credibility.

•	Consistent—we aim for consistent and comparable disclosure within and between reporting periods.

•	Simple—information should be provided in as simple a manner as possible, so readers gain the appropriate level of understanding of our business operations and performance.

•	Relevant—we focus our disclosure on what is relevant to Ericsson’s stakeholders or required by regulation or listing agreements, to avoid information overload.

•	Timely—we utilize well-established disclosure controls and procedures to ensure that all disclosures are complete, accurate and performed on a timely basis.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

•	Fair and equal—we publish all material information via press releases to ensure everyone receives the information at the same time.

•	A reflection of best practice—we strive to ensure that our disclosure is in line with industry norms and, if possible, lead the way to improved best-in-class standards.

Our website (www.ericsson.com/investors) includes comprehensive information on Ericsson, including an archive of our annual and interim reports, on-demand-access to recent news and copies of presentations given by senior management at industry conferences. Information on our website does not form part of this document.

INDEPENDENCE REQUIREMENTS ON THE BOARD

The Ericsson Board of Directors is subject to, and complies with, a variety of independence requirements. However, it has sought and received exemptions from those NASDAQ requirements that are contrary to Swedish Law, see “NASDAQ Corporate Governance Exemptions” below.

Stockholm Stock Exchange listing requirements

•	Only one person from senior management may be a member of the board (applies also to senior management in the company’s subsidiaries).

•

The majority of the directors elected by the shareholders’ meetings (employee representatives not included) must be independent of the company and its management. An overall assessment should be made in each case in order to consider whether a director is independent or not.

•

At least two of the directors who are independent of the company and its management must also be independent of the company’s major shareholders. One of these directors must be experienced in requirements placed on a listed company.

The Swedish Code of Corporate Governance

Independence requirements on the board of directors (excluding employee representatives):

•	Only one person from the senior management may be a member of the board.

•	A majority of the directors elected by the shareholders’ meetings must be independent of the company and its management.

•	At least two of the directors who are independent of the company and its management must also be independent of the company’s major shareholders.

Independence requirements on the Audit Committee:

•	The majority of Audit Committee members must be independent of the company and senior management.

•	At least one member of the committee must be independent of the company’s major shareholders.

•	A board member who is part of senior management may not be a member of the audit committee.

Independence requirements on the remuneration committee:

•	Committee members must be independent of the company and the senior management.

The NASDAQ Marketplace Rules

Independence requirements on the board of directors:

•	A majority of the members of the board of directors must be independent within the meaning of the NASDAQ rules.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Ericsson has obtained an exemption from NASDAQ allowing employee representative directors to be exempt from NASDAQ’s independence requirements.

Sarbanes-Oxley Act of 2002 and corresponding NASDAQ rules

Independence requirements on the audit committee:

•	All members of the audit committee must be independent within the meaning of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 includes a specific exemption for non-executive employee representatives.

NASDAQ Corporate Governance Exemptions

Pursuant to a 2005 amendment to NASDAQ’s Marketplace Rules, foreign private issuers such as Ericsson may follow home- country practice in lieu of certain NASDAQ corporate governance requirements.

Before the amendment was adopted, NASDAQ’s Marketplace Rules provided that foreign private issuers could, upon application, be exempt from certain of its corporate governance requirements when these requirements were contrary to the laws, rules or regulations, or generally accepted business practices of the issuer’s home jurisdiction.

Ericsson has received (and is entitled to continue to rely thereon under the 2005 amendment) exemptions from NASDAQ’s corporate governance requirements under the Marketplace Rules in order to allow:

•	Employee representatives to be elected to the Board of Directors and serve on its Committees (including the Audit Committee), in accordance with Swedish law.

•	Shareholders to participate in the election of Directors and the Nomination Committee, in accordance with Swedish law and common market practice respectively.

•

Employee representatives on the Board to attend all Board and all Committee meetings (including the Audit Committee), in accordance with Swedish laws concerning attendance and decision making processes.

In addition, Ericsson relies on the exemption provided by the 2005 amendment to overcome contradictions between NASDAQ and Swedish law requirements regarding quorums for its meetings of holders of common stock.

INTERNAL CONTROL OVER FINANCIAL REPORTING FOR YEAR 2006

According to the Swedish Companies Act and the Swedish Code of Corporate Governance, the Board of Directors shall ensure that the Company has satisfactory internal controls and keep itself informed of the Company’s internal control system and assess how well it is working. This report has been prepared in accordance with the Swedish Code of Corporate Governance, section 3.7.2, and is thereby limited to internal control over financial reporting.

The Swedish Corporate Governance Board has made a pronouncement regarding the Board of Directors’ reporting on internal control under the Code to the effect that: this report is to be included as a part of the Corporate Governance Report; it is not necessary for the Board of Directors to make a statement of how well the internal control over financial reporting has worked; and the Internal Control Report does not have to be examined by the auditors. In accordance with this pronouncement, we are not making any such statement in this report for 2006 and this report has not been examined by our auditors.

As the Company is listed in the United States, the requirements in SOX section 404 regarding assessment of the effectiveness of internal controls over financial reporting are applicable as from the fiscal year 2006. The

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Company has implemented detailed controls, documentation and testing procedures in accordance with the COSO framework, issued by the Committee Of Sponsoring Organizations of the Treadway Commission, to ensure compliance with SOX 404.

INTERNAL CONTROL OVER THE FINANCIAL REPORTING

Ericsson has integrated risk management and internal control in its business processes. As defined in the COSO framework for internal control, components of internal control are: a control environment, risk assessment, control activities, information and communication, and monitoring.

Control environment

The Company’s internal control structure is based on:

•	the division of work between the Board of Directors and its Committees and the President and CEO;

•	a management system based on

•	the Company’s organization and mode of operations, with well-defined roles and responsibilities and delegations of authority;

•	steering documents such as policies and directives, including a code of business ethics and conduct; and
•	a number of well-defined planning, operational and support processes.

The most essential parts of the control environment regarding the financial reporting are included in steering documents related to accounting and financial reporting. Such steering documents are updated regularly for changes to, for example, laws, financial reporting standards and listing requirements, such as IFRS and SOX in the United States.

Risk assessment

Risks related to financial reporting are fraud and loss or embezzlement of assets, undue favorable treatment of counter-parties at the expense of the Company, and other risks of material misstatements in the financial statements, for example those related to recognition and measurement of assets, liabilities, revenue and cost or insufficient disclosure. Ericsson is managed through common processes, where risk management is integrated, applying various methods for risk assessment and control, to ensure that the risks the Company is exposed to are managed according to established policies. Accounting and reporting policies and directives cover areas of particular significance to support correct accounting, reporting and disclosure.

Control activities

The Company’s business processes include financial controls regarding approval and accounting for business transactions. The financial closing and reporting process has controls regarding recognition, measurement and disclosure, including the application of critical accounting policies and estimates, in consolidated companies as well as on Group level. All legal entities, business units and market units in Ericsson have their own controller functions participating in planning and evaluation of each unit’s performance. Their regular analysis of the financial reports for their respective units, together with analysis performed at Group level, is an important element of the internal control to ensure that the financial reports do not contain material errors.

For external financial reporting purposes, additional controls that all disclosure requirements are fulfilled are performed by a Disclosure Committee established by Company management.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

The Company has implemented controls to ensure that the financial reports are prepared in accordance with IFRS. The Company also has detailed documentation of internal controls related to accounting and financial reporting, as well as monitoring of the performance and results of such controls, to ensure Ericsson can assess the effectiveness of the internal control in a way that is compliant with SOX requirements. A thorough review of materiality levels related to the financial reports has resulted in implementation of detailed control documentation in a number of subsidiaries with significant scale of operations. For other subsidiaries, overall controls related to the control environment and compliance with policies and directives related to financial reporting have been implemented.

Information and communication

The Company has information and communication channels supporting completeness and correctness of financial reporting, for example, by making internal instructions and policies regarding accounting and financial reporting widely known and accessible to all employees concerned, as well as regular updates and briefing documents regarding changes in accounting policies and reporting and disclosure requirements.

Legal and operational units make regular financial and management reports to internal steering groups and Company management, including analysis and comments of financial performance and risks. The Board of Directors receives financial reports monthly. The Audit Committee has established a “whistle blower” procedure for the reporting of violations in relation to accounting, internal controls and auditing matters.

Monitoring

The Company’s financial performance is reviewed at each Board meeting. The committees of the Board fulfill important monitoring functions regarding remuneration, borrowing, investments, customer financing, cash management, financial reporting and internal control. The Audit Committee and the Board of Directors review all interim and annual financial reports before they are released to the market.

The Company’s process for financial reporting is reviewed annually by Management and forms a basis for the evaluation of the internal management system and internal steering documents to ensure that these cover all significant areas related to financial reporting. Compliance with policies and directives is also monitored through annual self assessments and representation letters from heads and controllers in all consolidated companies as well as from business units and market units. The Company has an internal audit function, reporting to the Audit Committee, which performs independent audits.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Ericsson’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Ericsson’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Although the purpose of internal control systems is to enable risks to be optimally managed, all internal control systems, no matter how well designed, have inherent limitations which may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Ericsson’s management assessed the effectiveness of Ericsson’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2006, Ericsson’s internal control over financial reporting was effective. PricewaterhouseCoopers AB has issued an attestation report on management’s assessment of Ericsson’s internal control over financial reporting. Their report appears on page 42.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

SUPPLEMENTAL INFORMATION

The following information is provided for purposes of complying with certain requirements of Form 20-F which are not satisfied in full by the information in the Swedish Annual Report.

EXCHANGE RATES

The following tables provide information with respect to the exchange rate for SEK per USD 1.00, based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate of June 4, 2007, was SEK 6.9161 per USD 1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31	Average
2002	9.6571
2003	8.0351
2004	7.3320
2005	7.5170
2006	7.3718

Month	High	Low
September 2006	7.3450	7.2410
October 2006	7.4200	7.3072
November 2006	7.2096	6.8331
December 2006	6.9204	6.7674
January 2007	7.0829	6.7818
February 2007	7.0839	6.9436
March 2007	7.1060	6.9622
April 2007	7.0057	6.6975
May 2007	6.9376	6.7093

We describe the effects of exchange rate fluctuations on our business in the Board of Directors’ Report under the heading “Risk Management” and in the Notes to the Consolidated Financial Statements—Note C20, “Financial Risk Management and Financial Instruments.”

OPERATING RESULTS

Years ended December 31, 2005 and 2006

Please refer to Board of Directors’ Report.

Years ended December 31, 2004 and 2005

Net Sales

Consolidated

Consolidated net sales increased by SEK 15 percent, to SEK 151.8 billion in 2005 from SEK 132.0 billion in 2004. The increase was mainly driven by sales in the Systems segment. The effect of fluctuations in foreign exchange rates was not significant on reported sales.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Systems

Net sales in segment Systems increased by 17 percent, to SEK 142.0 billion in 2005 from SEK 121.5 billion in 2004. Unit volume increases drove mobile network sales growth while network buildout projects and professional services drove growth of services sales. Sales of professional services were particularly encouraging as the Company was awarded a number of contracts for network management, including the largest contracts in Ericsson’s history. Within fixed networks, Ericsson was awarded a number of contracts for next-generation converged networks that include broadband access, IMS/softswitch and packet switching products.

All regions increased their sales; Western Europe by 6 percent, Central and Eastern Europe, Middle East and Africa by 21 percent, Asia Pacific sales by 10 percent, North America by 27 percent and Latin America by 33 percent.

Phones

Since the transfer of the Phones segment to Sony Ericsson Mobile Communications, on October 1, 2001, net sales are not reported for this segment.

Other Operations

Net sales decreased 6 percent to SEK 9.8 billion in 2005 from SEK 10.4 billion in 2004. There were positive sales developments within Mobile Platforms and Cables ( Network Technologies). These sales were not sufficient to compensate for lower sales by the other units within Other Operations.

Gross Margin

Gross margin increased by 14 percent to SEK 69.5 billion in 2005 compared with SEK 61.1 billion in 2004. The lower gross margins were mainly a reflection of a product mix that has a significantly higher proportion of services sales.

Operating Expenses

Operating expenses in 2005 were SEK 41.3 billion compared to SEK 39.3 billion in 2004. While sales increased 15 percent operating expenses increased only 5 percent. Operating expenses measured as a percentage of net sales decreased from 30 percent in 2004 to 27 percent in 2005, reflecting ongoing efficiency improvements as well as the continued benefits of the cost reduction measures completed in 2004.

Research and Development and Other Technical Expenses

Research and development and other technical expenses increased by SEK 1.1 billion, or 4 percent, to SEK 24.5 billion in 2005 compared with SEK 23.4 billion in 2004.

Selling and Administrative Expenses

Selling expenses increased by SEK 0.9 billion, or 6 percent, to SEK 16.8 billion in 2005 compared with SEK 15.9 billion in 2004.

Other Items

Other Operating income

Other operating revenues decreased to SEK 2.5 billion in 2005 compared with SEK 2.6 billion in 2004. The main items included in Other Operating income are license fees.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

Share in Earnings of Joint Ventures and Associated Companies

Share in earnings of JV and associated companies were stable and improved by SEK 0.1 billion from SEK 2.3 billion 2004 to 2.4 billion 2005. During the year 2005 the joint venture also achieved the significant milestone of retained earnings exceeding cumulative losses.

Operating Income

Operating Income increased by SEK 6.4 billion, from SEK 26.7 billion in 2004 to SEK 33.1 billion in 2005. The increase was mainly due to increase of sales and high margins, reflecting strong market growth.

During 2005 the operating expenses reflected ongoing efficiency improvements.

Financial Income and Expenses

Financial income decreased to SEK 2.7 billion in 2005 compared with SEK 3.5 billion in 2004. Financial expenses decreased SEK 1.6 billion to SEK 2.4 billion in 2005 compared with SEK 4.1 billion in 2004.

Taxes

Tax cost was SEK 8.9 billion 2005 compared with SEK 8.3 billion in 2004. The effective tax rate was 27 percent in 2005.

As of December 31, 2005, we had aggregate tax loss carry-forwards of SEK 28.0 billion, SEK 27.3 billion of which will not expire until 2011 or later.

Minority Interest

Net income attributable to minority interest after taxes was SEK 0.1 billion 2005, compared to SEK 0.3 billion in 2004.

Net Income/Loss

As a result principally of the above factors, the net income increased by SEK 6.7 billion from SEK 17.8 billion in 2004 to SEK 24.5 billion in 2005. Diluted earnings per share were SEK 1.53 in 2005 compared to SEK 1.11 in 2004.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Telefonaktiebolaget LM Ericsson is entered under no. 556016–0680 in the Company Register kept by the Swedish Companies Registration Office. Our Company’s objective and purposes are described in §2 of the Articles of Association.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

The Company’s shares are registered in the computerized book-entry share registration system administered by VPC AB (“VPC”). The rights attached to shares eligible for dividends accrue to those persons whose names are recorded in the register of shareholders on the record day. The dividends are then sent to a specified account as directed by the person registered with VPC, or to the address of that person. The relevant record day must, in most circumstances, be specified in the resolution declaring a dividend or resolving upon a capital increase or any similar matter in which shareholders have preferential rights, or the Board of Directors must be authorized to determine the relevant record day.

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

A    a resolution to amend the articles of association requires a majority of two-thirds of the votes cast as well as two-thirds of the shares represented at the meeting, except in those circumstances described in B—D below;

B    a resolution to amend the articles of association which reduces any shareholder’s rights to profits or assets, restricts the transferability of shares or alters the legal relationship between shares, normally requires the unanimous approval of the shareholders present at the meeting and who hold nine-tenths of all outstanding shares;

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

C    a resolution to amend the articles of association for the purpose of limiting the number of shares with which a shareholder may vote at a general meeting or allocating part of the net profit for the fiscal year to a restricted fund or limiting the use of the company’s profits or assets in a liquidation or dissolution, normally requires the approval of shareholders representing two-thirds of the votes cast and nine-tenths of the shares represented at the meeting;

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

There are however certain flagging and ownership examination rules that apply, irrespective of nationality.

Pursuant to recommendations concerning the disclosure of acquisition and transfer of shares issued by Näringslivets Börskommitté (the “Swedish Industry and Commerce Stock Exchange Committee”), any seller or purchaser of securities including shares of stock, convertible debt instruments, warrants, non-standardized options and futures of a Swedish company listed on Stockholmsbörsen, must report to Stockholmsbörsen and to the company transactions in which the purchaser or seller acquires or disposes of 5 percent of any subsequent percentage that is a multiple of five, up to and including 90 percent of either the voting rights of all shares or the total number of shares in the company. These changes in ownership should also be reported to an established news agency and to a nationally published newspaper in Sweden no later than 9:00 a.m. on the day after which trading has been conducted on Stockholmsbörsen.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

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

This provision may, however, be limited by tax treaties that Sweden has concluded with other countries. Under the tax treaty between Sweden and the United States (the “U.S. Tax Treaty”), this provision applies for ten years from the date the individual became a nonresident of Sweden.

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

Under all Swedish tax treaties, except the tax treaty with Switzer-land, withholding tax at the applicable treaty rate should be withheld by the payer of the dividends. With regard to dividends paid from shares in corporations registered with the VPC (such as our shares), a reduced rate of dividend withholding tax under a tax treaty is generally applied at the source by the VPC or, if the shares are registered with a nominee, the nominee, as long as the person entitled to the dividend is registered as a non-resident and sufficient information regarding the tax residency of the beneficial owner is available to the VPC or the nominee.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

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

If you are a non-corporate holder of ADSs or Class B shares, dividends you receive on the ADSs or Class B shares for taxable years beginning before January 1, 2011, may be taxed at the lower applicable capital gains rate provided that (1) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (2) certain holding period requirements are met and (3) either (a) our ADSs continue to be listed on the Nasdaq Stock Market (or a national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended) or (b) we are eligible for the benefits of the U.S. Tax Treaty. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or Class B shares.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

You will have a tax basis in any foreign currency received equal to the USD amount realized. Any gain or loss you realize on a subsequent conversion of foreign currency will be U.S. source ordinary income or loss.

Passive Foreign Investment Company Status

A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75 percent of its gross income is passive income or (b) at least 50 percent of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2006. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the value of our assets, as determined from time to time. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relevant provisions of the Code. You should consult your own tax advisors about the consequences of our classification as a PFIC.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

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

FIVE-YEAR SUMMARY

US GAAP

SEK million	2006	2005	2004	2003	2002
Net Sales	177,783	151,821	131,972	117,738	145,773
Net Income	26,080	24,495	14,386	-10,597	-19,918
Net income net of discontinued operations	23,260	24,312	14,228	-10,930	-19,577
Earnings per share basic after cumulative effect of accounting change (SEK per share)1)	1.64	1.55	0.91	-0.68	-1.58
Earnings per share basic net of discontinued operations1)	1.47	1.53	0.90	-0.69	-1.56
Earnings per share diluted after cumulative effect of accounting change (SEK per share)2)	1.64	1.54	0.91	-0.68	-1.58
Earnings per share diluted net of discontinued operations2)	1.46	1.53	0.90	-0.69	-1.54
Total assets	217,037	211,042	192,863	195,611	226,480
Stockholders’ equity	121,898	104,638	84,369	69,963	83,202
Capital Stock	16,132	16,132	16,132	16,132	15,974
Number of shares
Average basic	15,871	15,843	15,829	15,823	12,573
Average diluted	15,943	15,907	15,855	15,831	12,684

1)	Earnings per share, basic, are calculated by dividing net income by average number of shares outstanding, basic
2)	Diluted earnings per share are calculated by dividing net income (loss), after cumulative effect of accounting change, by the sum of the average number of shares outstanding plus all additional shares that would have been outstanding if all convertible debentures were converted, stock options were exercised and matching shares issued under stock purchase plans. Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

INVESTMENTS

The following listing shows certain shareholdings owned directly and indirectly by the Parent Company as of December 31, 2006. A complete listing of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Companies Registration Office (Bolagsverket), may be obtained upon request to: Telefonaktiebolaget LM Ericsson, External & Management Information, SE-164 83 Stockholm, Sweden.

SHARES OWNED DIRECTLY BY THE PARENT COMPANY

Type	Company	Reg. No.	Domicile	Percentage of ownership		Par value in local currency, million	Carrying value, SEK m.
Subsidiary companies
I	Ericsson AB	556056-6258	Sweden	100		50	20,645
I	Ericsson Shared Services AB	556251-3266	Sweden	100		361	5,716
I	Ericsson Enterprise AB	556090-3212	Sweden	100		360	335
I	Ericsson Sverige AB	556329-5657	Sweden	100		100	102
I	Netwise AB	556404-4286	Sweden	99		2	305
II	AB Aulis	556030-9899	Sweden	100		14	6
II	LM Ericsson Holding AB	556381-7666	Sweden	100		105	131
III	Ericsson Gämsta AB	556381-7609	Sweden	100		162	324
III	Ericsson Credit AB	556326-0552	Sweden	100		5	5
	Other (Sweden)			—		—	1,152
I	Ericsson Austria GmbH		Austria	100		4	665
I	Ericsson Danmark A/S		Denmark	100		90	216
I	Oy LM Ericsson Ab		Finland	100		13	196
II	Ericsson Participations France SAS		France	100		26	524
I	Ericsson GmbH		Germany	100		20	796
I	Ericsson Hungary Ltd.		Hungary	100		1,301	120
II	LM Ericsson Holdings Ltd.		Ireland	100		2	15
II	Ericsson S.r.l.		Italy	53	1)	—	3,151
II	Ericsson Holding International B.V.		The Netherlands	100		222	3,200
I	Ericsson A/S		Norway	100		156	237
I	Ericsson Corporatia AO		Russia	100		5	5
I	Ericsson AG		Switzerland	100		—	—
II	Ericsson Holding Ltd.		United Kingdom	100		74	758
	Other (Europe, excluding Sweden)			—		—	218
II	Ericsson Holding II Inc.		United States	100		—	9,531
I	Cía Ericsson S.A.C.I.		Argentina	12	2)	13	10
I	Ericsson Telecommunicações S.A.		Brazil	9	3)	n/a	123
I	Ericsson Telecom S.A. de C.V.		Mexico	100		n/a	1,550
	Other (United States, Latin America)			—		—	60
II	Teleric Pty Ltd.		Australia	100		20	100
I	Ericsson Ltd.		China	100		2	2
I	Ericsson (China) Company Ltd.		China	100		65	475
I	Nanjing Ericsson Panda Communication Co. Ltd.		China	25	4)	5	37
I	Ericsson India Private Ltd.		India	100		725	147
I	Ericsson (Malaysia) Sdn. Bhd.		Malaysia	70		2	4
I	Ericsson Telecommunications Pte. Ltd.		Singapore	100		—	1
I	Ericsson Taiwan Ltd.		Taiwan	80		240	20
I	Ericsson (Thailand) Ltd.		Thailand	49	5)	90	17
	Other countries (the rest of the world)			—		—	225

	Total					—	51,124

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

SHARES OWNED DIRECTLY BY THE PARENT COMPANY (CONTINUED)

Type	Company	Reg. No.	Domicile	Percentage of ownership	Par value in local currency, million	Carrying value, SEK m.
Joint ventures and associated companies
I	Sony Ericsson Mobile Communications AB	556615-6658	Sweden	50	50	4,136
I	Ericsson Nikola Tesla d.d.		Croatia	49	65	330
	Other			—	—	3

	Total				—	4,469

SHARES OWNED BY SUBSIDIARY COMPANIES

Type	Company	Reg. No.	Domicile	Percentage of ownership
Subsidiary companies
I	Ericsson Network Technologies AB	556000-0365	Sweden	100
II	Ericsson Cables Holding AB	556044-9489	Sweden	100
I	Ericsson France SAS		France	100
I	LM Ericsson Ltd.		Ireland	100
I	Ericsson Telecommunicazioni S.p.A.		Italy	100
II	Ericsson Nederland B.V.		The Netherlands	100
I	Ericsson Telecommunicatie B.V.		The Netherlands	100
I	Ericsson España S.A.		Spain	100
I	Ericsson Telekomunikasyon A.S.		Turkey	100
I	Ericsson Ltd.		United Kingdom	100
I	Ericsson Canada Inc.		Canada	100
I	Ericsson Inc.		United States	100
I	Ericsson NetQual Inc.		United States	100
I	Ericsson IP Infrastructure Inc.		United States	100
I	Ericsson Amplified Technologies Inc.		United States	100
I	Ericsson Servicos de Telecomunicações Ltda.		Brazil	100
I	Ericsson Australia Pty. Ltd.		Australia	100
I	Ericsson (China) Communications Co. Ltd.		China	100
I	Nippon Ericsson K.K.		Japan	100
I	Ericsson Consumer Products Asia Pacific Pte Ltd.		Singapore	100

Key to type of company

I	Manufacturing, distribution and development companies
II	Holding companies
III	Finance companies
1)	Through subsidiary holdings, total holdings amount to 100% of Ericsson S.r.l.
2)	Through subsidiary holdings, total holdings amount to 100% of Cia Ericsson S.A.C.I.
3)	Through subsidiary holdings, total holdings amount to 100% of Ericsson Telecommunicações S.A.
4)	Through subsidiary holdings, total holdings amount to 51% of Nanjing Ericsson Panda Communication Co. Ltd.
5)	Through subsidiary holdings, total holdings amount to 100% of Ericsson (Thailand) Ltd.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED

FIN 48:    ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES—AN INTERPRETATION OF FASB STATEMENT NO. 109

FIN 48 was issued in June 2006 and is effective for the Group’s annual reporting period beginning January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Group has not yet determined the impact but is currently assessing the effect of the adoption of FIN 48 on its financial position, the results of operations or cash flows of the Group under US GAAP.

FAS 157:    FAIR VALUE MEASUREMENTS

FAS 157 was issued in September 2006 and is effective for the Group’s annual reporting period beginning January 1, 2008. This statement defines fair value, establishes a framework for measuring fair value where that measurement attribute is permitted or required by other accounting pronouncements, and expands disclosures about fair value measurements. The Group will assess the impact this standard will have on future acquisitions and impairment reviews. No impact on the current financial position, the results of operations or cash flows of the Group under US GAAP is anticipated due to prospective implementation of the standard.

FAS 159:    THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES, INCLUDING AN AMENDMENT OF FASB STATEMENT NO. 115 (FAS 159)

FAS 159 permits an entity to measure many types of financial instruments and certain other assets and liabilities at fair value on an instrument by instrument basis. This standard is effective for annual periods beginning after November 15, 2007. The Group is currently evaluating the potential impact of the adoption of FAS 159 on its consolidated financial statements.

ERICSSON ANNUAL REPORT ON FORM 20-F 2006

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

June 7, 2007

By:	/s/ ROLAND HAGMAN
Roland Hagman Vice President Group Function Financial Control

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General Counsel