Form 20-F
period 2007-12-31
ERICSSON LM TELEPHONE CO
filed 2008-04-21
CIK 717826

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2007

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

Roland Hagman, Vice President Group Function Financial Control

Telephone: +46 8 719 53 80, Facsimile: +46 8 719 42 22

SE-164 83 Stockholm, Sweden

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares	The NASDAQ Stock Market LLC
B Shares	The NASDAQ Stock Market LLC	*

*	Not for trading, but only in connection with the registration of the American Depositary Shares representing such B Shares pursuant to the requirements of the Securities and Exchange Commission

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

☒  Large accelerated filer            ☐  Accelerated filer            ☐  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP  ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒     Other  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☒    Item 18  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

FORM 20-F 2007 CROSS REFERENCE TABLE

Our Annual Report on Form 20-F consists of the Swedish Annual Report for 2007, with certain adjustments to comply with U.S. requirements, together with certain other information required by Form 20-F which is set forth under the heading Supplemental Information. The following cross reference table indicates where information required by Form 20-F may be found in this document.

Form 20-F Item Heading			Location in this document	Page Number
PART I
1	Identity of Directors, Senior Management and Advisors		Not applicable

2	Offer Statistics and Expected Timetable		Not applicable

3	Key Information
	A	Selected Financial Data	Four-Year Summary	4
			Supplemental Information
			Exchange Rates	209
	B	Capitalization and Indebtedness	Not applicable
	C	Reason for the Offer and Use of Proceeds	Not applicable
	D	Risk Factors	Risk Factors	144

4	Information on the Company
	A	History and Development of the Company	Board of Directors’ Report
			Summary	22
			Acquisitions and Divestments	37
			Capital Expenditures	35
			Notes to the Consolidated Financial Statements
			Note C26 Business Combinations	123
			Note C32 Events After the Balance Sheet Date	142
			Information on the Company
			General Facts on the Company	166
			History and Development	164
	B	Business Overview	Information on the Company	164
			Supplemental Information
			Operating Results	209
			Risk Factors	144
	C	Organizational Structure	Information on the Company
			Organization	176
			Supplemental Information
			Investments	220
	D	Property, Plant and Equipment	Information on the Company
			Manufacturing and Assembly	174
			Notes to the Consolidated Financial Statements
			Note C27 Leasing	127

4A	Unresolved staff comment		Not applicable

5	Operating and Financial Review and Prospects
	A	Operating Results	Board of Directors’ Report
			Goals and Results	28

i

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Form 20-F Item Heading			Location in this document	Page Number
			Notes to the Consolidated Financial Statements
			Note C20 Financial Risk Management and Financial Instruments	111
			Supplemental Information
			Operating Results	209
			Risk Factors	144
			Notes to the Consolidated Financial Statements
			Note C1 Significant Accounting Policies	54
	B	Liquidity and Capital Resources	Board of Directors’ Report
			Balance Sheet	34
			Cash Flow	34
			Capital Expenditures	35
			Notes to the Consolidated Financial Statements
			Note C19 Interest-Bearing Liabilities	110
			Note C20 Financial Risk Management and Financial Instruments	111
			Note C25 Statement of Cash Flows	122
	C	Research and Development, Patents and Licenses	Board of Directors’ Report
			Research and Development	36
			Information on the Company
			Innovation for Technology Leadership	165
			Intellectual Property Rights (IPR) and Licensing	166
	D	Trend Information	Board of Directors’ Report
			Market Environment and Trends	24
			Goals and Results	28
	E	Off-Balance Sheet Arrangements	Board of Directors’ Report
			Off Balance Sheet Arrangements	34
	F	Tabular Disclosure of Contractual Obligations	Board of Directors’ Report
			Material Contracts and Contractual Obligations	39

6	Directors, Senior Management and Employees
	A	Directors and Senior Management	Corporate Governance Report 2007
			Members of the Board of Directors	193
			Company Management	197
			Notes to the Consolidated Financial Statements
			Note C32 Events after the Balance Sheet Date	142

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Form 20-F Item Heading			Location in this document	Page Number
	B	Compensation	Notes to the Consolidated Financial Statements
			Note C29 Information Regarding Employees, Members of the Board of Directors and Management	129
			Note C32 Events after the Balance Sheet Date	142
	C	Board Practices	Corporate Governance Report 2007
			Board of Directors	186
			Members of the Board of Directors	193
			Company Management	197
			Notes to the Consolidated Financial Statements
			Note C29 Information Regarding Employees, Members of the Board of Directors and Management	129
			Note C32 Events after the Balance Sheet Date	142
	D	Employees	Board of Directors’ Report
			Employees	44
			Information on the Company
			Working at Ericsson	177
			Notes to the Consolidated Financial Statements
			Note C29 Information Regarding Employees, Members of the Board of Directors and Management	129
	E	Share Ownership	Share Information
			Shareholders	154
			Corporate Governance Report 2007
			Members of the Board	193
			Company Management	197
			Notes to the Consolidated Financial Statements
			Note C29 Information Regarding Employees, Members of the Board of Directors and Management	129

7	Major Shareholders and Related Party Transactions
	A	Major Shareholders	Share Information
			Shareholders	154
	B	Related Party Transactions	Notes to the Consolidated Financial Statements
			Note C30 Related Party Transactions	140
	C	Interests of Experts and Counsel	Not applicable

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Form 20-F Item Heading			Location in this document	Page Number

8	Financial Information
	A	Consolidated Statements and Other Financial Information	Consolidated Financial Statements	50
			Please see also Item 17 cross references
			Report of Independent Registered
			Public Accounting Firm	48
			Board of Directors’ Report
			Legal and Tax Proceedings	45
			Supplemental Information
			Dividends	212
	B	Significant Changes	Notes to the Consolidated Financial Statements
			Note C32 Events after the Balance Sheet Date	142

9	The Offer and Listing
	A	Offer and Listing Details	Share Information
			Offer and Listing Details	152
	B	Plan of Distribution	Not applicable
	C	Markets	Share Information
			Stock Exchange Trading	151
	D	Selling Shareholders	Not applicable
	E	Dilution	Not applicable
	F	Expenses of the Issue	Not applicable

10	Additional Information
	A	Share Capital	Not applicable
	B	Memorandum and Articles of Association	Supplemental Information
			Memorandum and Articles of Association	211
	C	Material Contracts	Board of Directors’ Report
			Material Contracts and Contractual Obligations	39
			Acquisitions and Divestments	37
			Notes to the Consolidated Financial Statements
			Note C32 Events After the Balance Sheet Date	142
	D	Exchange Controls	Supplemental Information
			Exchange Controls	215
	E	Taxation	Supplemental Information
			Taxation	215
	F	Dividends and Paying Agents	Not applicable
	G	Statement by Experts	Not applicable
	H	Documents on Display	Information on the Company
			Documents on Display	168
	I	Subsidiary Information	Not applicable

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Form 20-F Item Heading			Location in this document	Page Number
11	Quantitative and Qualitative Disclosures About Market Risks		Board of Directors’ Report
			Risk Management	40
			Notes to the Consolidated Financial Statements
			Note C20 Financial Risk Management and Financial Instruments	111

12	Description of Securities Other than Equity Securities		Not applicable

PART II

13	Defaults, Dividend Arrearages and Delinquencies		Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable

15	Controls and Procedures
	A	Disclosure Controls and Procedures	Corporate Governance Report 2007
			Disclosure Controls and Procedures	203
	B	Management’s annual report on internal control over financial reporting	Management’s Report on Internal Control Over Financial Reporting	208
	C	Attestation report of the registered public accounting firm	Report of Independent Registered Public Accounting Firm	48
	D	Changes in internal control over financial reporting	Corporate Governance Report 2007
			Disclosure Controls and Procedures	203

16	Reserved
	A	Audit Committee Financial Expert	Corporate Governance Report 2007
			The Audit Committee	190
	B	Code of Ethics	Corporate Governance Report 2007
			High Standards in Business Ethics	181
	C	Principal Accountant Fees and Services	Notes to the Consolidated Financial Statements
			Note C31 Fees to Auditors	141
			Corporate Governance Report 2007
			Audit Committee Pre-Approval Policies and Procedures	203
	D	Exemptions from the Listing Standards for Audit Committees	Corporate Governance Report 2007
			Independence Requirements	204
	E	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable

PART III

17	Financial Statements		Consolidated Income Statement	50
			Consolidated Balance Sheet	51
			Consolidated Statement of Cash Flows	52
			Consolidated Statement of Recognized
			Income and Expense	53

v

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

.Form 20-F Item Heading		Location in this document	Page Number
		Notes to the Consolidated Financial Statements	54

18	Financial Statements	Not applicable

19	Exhibits1)
	Exhibit 1	Articles of Association, incorporated by reference to our Form 6-K dated May 16, 2006
	Exhibit 2	Not applicable
	Exhibit 3	Not applicable
	Exhibit 4.1	Memorandum of Agreement, dated 25 October 2005, Telefonaktiebolaget LM Ericsson and Marconi Corporation plc incorporated by reference to our Form 20-F dated May 18, 2006
	Exhibit 4.2	Agreement and Plan of Merger Between Telefonaktiebolaget LM Ericsson (Publ), Maxwell Acquisition Corporation and Redback Networks Inc. Incorporated by reference to our Form 20-F dated June 7, 2007
	Exhibit 5	Not applicable
	Exhibit 6	Please see Notes to the Consolidated Financial Statements, Note C1 Significant Accounting Policies	54
	Exhibit 7	For definitions of certain ratios used in this report, please see Financial Terminology	5
	Exhibit 8	Please see Supplemental Information, Investments	220
	Exhibit 9	Not applicable
	Exhibit 10	Not applicable
	Exhibit 11	Our Code of Business Ethics and Conduct is included on our web site at http://www.ericsson.com/about/code_business_ethics/index.shtml
	Exhibit 12	302 Certifications
	Exhibit 13	906 Certifications
	Exhibit 14	Not applicable
	Exhibit 15.1	Consent of Independent Registered Public Accounting Firm

1)	The Company’s holding in Sony Ericsson Mobile Communications AB meets the requirements of SEC Rule 3-09 under Regulation S-X for the provision of separate financial statements of Sony Ericsson, a non-listed Swedish company that has a December 31 fiscal year end. Pursuant to SEC rules, the financial statements of Sony Ericsson will be filed as an amendment to this Annual Report as soon as practicable after they become available.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

EVERY MOMENT COUNTS

Freeze any moment in time. anywhere in the world. No matter where you look, you will find people taking advantage of telecommunications: at home, on city streets, in remote locations, at work, in transit.

They are talking, working, keeping in touch, exchanging ideas, buying, selling, checking news, downloading information, watching videos. No matter what they are doing, it’s a new, natural part of their lives. In many ways, Ericsson is at the heart of this. Our technology and services make these moments possible.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

THE ERICSSON ADVANTAGE

Ericsson provides communication networks, professional services and multimedia solutions to the world’s largest and most demanding operators and service providers.

We are also engaged in bringing telecommunication to benefit people in developing areas of the world.

LONG-TERM DEDICATION TO OUR CUSTOMERS

The essence of the telecommunication business is long-term and trusted relationships between vendors and operators. With records of service exceeding a century in almost every market in the world, Ericsson has some of the strongest operator relationships in the industry. Simply put, operators know what they get when they choose to work with Ericsson—a trusted partner committed to making them as successful as they can possibly be.

TECHNICAL SUPERIORITY

For more than 130 years, Ericsson’s commitment to research and development has been at the heart of the Company’s vision to provide the means for people everywhere to communicate. In addition to substantial contributions to standardization organizations, Ericsson has one of the industry’s strongest patent portfolios with approximately 23,000 granted worldwide. Furthermore, we capitalize on our investments by creating, securing, protecting and licensing our portfolio of patents in support of our business goals.

OPERATIONAL EXCELLENCE

Simple, efficient and effective processes that consistently yield high-quality products and services with low cost of ownership provide competitive advantage. In this way we help our customers become as successful as they possibly can. Operational excellence, combined with our core values of professionalism, respect and perseverance, is instrumental to our ways of working.

THE ERICSSON VISION

Our vision is to be the prime driver in an all-communicating world. A world in which all people can use voice, text, images and video to share ideas and information whenever and wherever they want. As the leading supplier of communication networks and services, Ericsson plays a vital role in making such a world a reality.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

FOUR-YEAR SUMMARY

SEK million	2007	2006	2005	2004
Net sales	187,780	179,821	153,222	131,972
Operating income	30,646	35,828	33,084	26,706
Financial net	83	165	251	-540
Net income	22,135	26,436	24,460	17,836

YEAR-END POSITION
Total assets	245,117	214,940	209,336	186,186
Working capital	86,327	82,926	86,184	69,268
Capital employed	168,456	142,447	133,332	115,144
Net cash	24,312	40,728	50,645	42,911
Property, plant and equipment	9,304	7,881	6,966	5,845
Stockholders’ equity	134,112	120,113	101,622	80,445
Minority interests	940	782	850	1,057
Interest-bearing liabilities and post-employment benefits	33,404	21,552	30,860	33,643

OTHER INFORMATION
Earnings, per share, basic, SEK1)	1.37	1.65	1.53	1.11
Earnings, per share, diluted, SEK1)	1.37	1.65	1.53	1.11
Cash dividends per share, SEK1)	0.50	0.50	0.45	0.25
Stockholders’ equity per share, SEK1)	8.44	7.56	6.41	5.08
Number of shares (in millions)
—outstanding, basic, at end of period1)	15,900	15,881	15,864	15,832
—average, basic1)	15,891	15,871	15,843	15,829
—average, diluted1)	15,964	15,943	15,907	15,895
Additions to property, plant and equipment	4,319	3,827	3,365	2,452
Depreciation of property, plant and equipment	3,121	3,007	2,804	2,434
Acquisitions/capitalization of intangible assets	29,838	18,319	2,250	1,950
Amortization of intangible assets	5,433	4,237	3,269	2,306
Research and development expenses	28,842	27,533	24,059	23,421
—as percentage of net sales	15.4%	15.3%	15.7%	17.7%

RATIOS
Operating margin	16.3%	19.9%	21.8%	20.2%
Operating margin excluding Sony Ericsson	12.5%	16.7%	20.3%	18.6%
Cash conversion	66%	57%	47%	80%
Return on equity	17.2%	23.7%	26.7%	24.2%
Return on capital employed	20.9%	27.4%	28.7%	26.4%
Equity ratio	55.1%	56.2%	49.0%	43.8%
Capital turnover	1.2	1.3	1.2	1.2
Inventory turnover	5.2	5.2	5.1	5.7
Trade receivables turnover	3.4	3.9	4.1	4.1
Payment readiness, SEK million	64,678	67,454	78,647	81,447
—as percentage of net sales	34.4%	37.5%	51.3%	61.7%

STATISTICAL DATA, YEAR-END
Number of employees	74,011	63,781	56,055	50,534
—of which in Sweden	19,781	19,094	21,178	21,296
Export sales from Sweden, SEK million	102,486	98,694	93,879	86,510

1)	Data will be impacted by the reverse split with effective date in June 2008, resolved by the Annual General Meeting of Shareholders April 9, 2008.

Selected financial data for 2003 have been omitted because such information cannot be restated in accordance with IFRS without unreasonable effort and expense.

For definitions of the financial terms used, see Financial Terminology.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

FINANCIAL TERMINOLOGY

Capital employed

Total assets less non-interest-bearing provisions and liabilities.

Capital turnover

Net sales divided by average Capital employed.

Cash conversion

Measures the proportion of profits that are converted to cash flow. Total cash flow from operating activities is divided by the sum of net income and adjustments to reconcile net income to cash—expressed in percent.

Cash dividends per share

Dividends paid divided by average number of shares, basic.

Compound annual growth rate (CAGR)

The year-over-year growth rate over a specified period of time.

Days sales outstanding (DSO)

Trade receivables balance at quarter end divided by Net Sales in the quarter and multiplied by 90 days. If the amount of trade receivables is larger than last quarter’s sales, the excess amount is divided by Net Sales in the previous quarter and multiplied by 90 days, and total days outstanding (DSO) are the 90 days of the most current quarter plus the additional days from the previous quarter.

Earnings per share

Basic earnings per share; profit or loss attributable to stockholders of the Parent Company divided by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share; the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential ordinary shares.

Equity ratio

Equity, expressed as a percentage of total assets.

Inventory turnover

Cost of Sales divided by average inventory.

Net cash

Cash and cash equivalents plus short-term cash investments less interest-bearing liabilities and post-employment benefits.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Payable days

The average balance of Trade payables at the beginning and at the end of the year divided by Cost of sales for the year, and multiplied by 360 days.

Payment readiness

Cash and cash equivalents and short-term investments less short-term borrowings plus long-term unused credit commitments. Payment readiness is also shown as a percentage of Net Sales.

Return on capital employed

The total of Operating income plus Financial income as a percentage of average capital employed (based on the amounts at January 1 and December 31).

Return on equity

Net income attributable to stockholders of the Parent Company as a percentage of average Stockholders’ equity (based on the amounts at January 1 and December 31).

Stockholders’ equity per share

Stockholders’ equity divided by the Number of shares outstanding, basic, at the end of the period.

Trade receivables turnover

Net sales divided by average Trade receivables.

Value at Risk (VaR)

A statistical method that expresses the maximum potential loss that can arise with a certain degree of probability during a certain period of time.

Working capital

Current assets less current non-interest-bearing provisions and liabilities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

DEAR FELLOW SHAREHOLDERS,

This year’s theme “Every Moment Counts”, is at the very core of Ericsson’s vision of an all-communicating world. We are helping to create a world in which all people can have access to information, entertainment, social networks and more, whenever and wherever they want. It is exciting to talk about products and services that enrich the everyday lives of billions of people around the world.

Given such industry dynamics, I think it is important to put this year’s developments into a longer-term perspective. When I joined Ericsson five years ago, the Company was emerging from one of the deepest crisises in its history. Our focus then was and still is to “generate sustainable growth and provide competitive returns to our investors, regardless of day-to-day market fluctuations.” By basing our strategy on technology leadership, economies of scale, operational excellence, a focus on the consumer and lower cost of ownership for our customers, we have consistently outperformed the competition.

We continued to make progress during 2007, but, during the autumn, we experienced significant unexpected margin compression in our networks business as a consequence of a changing business mix. Although 2007 was one of the most profitable years in the Company’s history, our operating margin fell well below expectations at the end of the third quarter, which made us issue a profit warning in mid-October.

Market growth has continued to slow down, especially in mature markets, and we find it prudent to plan for a flattish mobile infrastructure market for 2008. Consequently, we will adjust our cost basis to be in line with the anticipated market development while continuing our R&D investments and thereby further strengthen an already strong competitive position.

A thorough review of our strategy, the business environment and our ways of working show that our strategy has been effective and should not be changed.

We are determined to continue to improve our position even in an increasingly challenging market. Our longer-term outlook remains positive and we are aiming to do for broadband communications what we have already done for telephony—make it mobile and available to everyone, everywhere. In addition, we intend to lead the industry in migrating fixed and mobile networks into a converged IP-based network which is able to efficiently handle all forms of telecommunication, applications and services.

Ericsson already has a good starting position for taking the lead in this migration, and with the acquisitions of Marconi, Redback and Entrisphere we:

•	Provide broadband services to homes and offices over optical fiber, radio or copper with our fixed broadband access portfolio.

•	Provide broadband services to mobile devices with our mobile broadband technology.

•	Interconnect fixed and mobile access with our optical and radio transmission systems, softswitches and IP-routers.

•	Manage service delivery and revenues with an IMS-based service network.

•	Support operators in planning, implementing and operating their networks with our Professional services.

Whether you are at home, at work or anywhere else, we will be there, ensuring that your multimedia services work seamlessly, regardless of what device you are using or how you are connected. This puts Ericsson in an even stronger position.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Consumers are quickly becoming accustomed to having affordable mobile broadband services available with the same performance on the go as on their PC at work or at home. It has only been a few years since the introduction of Web 2.0 applications like YouTube or Facebook, and yet people already expect to be in control of how they use the Internet—to instantly share content they create themselves as well as access content created by others.

We all have a basic need and desire to communicate and with the rapid deployment of mobile networks in emerging markets, we have come far in our ambition of making communications for all a reality. But now it’s time to further expand the social, economic and environmental benefits of telecommunications by also making mobile broadband available and affordable for the majority of the world’s population.

A year ago, we established segment Multimedia to better address and develop the potentially huge market for access and distribution of content, advertising and multimedia communications via broadband IP-based networks. We made several strategic acquisitions to improve our capabilities in these areas in addition to our own ongoing activities.

Over the coming years, we will see new services, new devices and new ways of communicating but, more importantly, many more people connected. Think about what this means in terms of making a person’s life better by making every moment count even more. I take great pride in the part Ericsson plays in making that happen.

Yours truly,

Carl-Henric Svanberg

President & CEO

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

OUR BUSINESS FOCUS 2007

—BUILDING ON LAST YEAR’S PROGRESS

1. Reaching more people

We provided access for many new subscribers that previously could not afford service or lived outside coverage areas.

We implemented solar panels to power radio base stations in remote areas.

We extended our leadership in telecom services—supporting over 1 billion subscribers—24 hours/day—seven days a week.

More than 650 million people can now pay for multimedia services with their mobile phones using Ericsson’s IPX payment and delivery solution.

2. Increasing speed and capacity

HSPA takes off: 81 commercial 3G/HSPA mobile broadband networks out of a total of 166 around the world were powered by Ericsson at year-end.

Fiber access technology enables delivery of HD-TV services over IP networks. We acquired Entrisphere to complement our fixed access portfolio with fiber.

We delivered a variety of optical and radio transmission solutions to operators to accommodate the increasing data traffic as people generate and share more of their own content.

3. Preparing for the future

Through Ericsson ConsumerLab, we conducted more than 40,000 interviews, to gain valuable insight on consumer behavior and trends.

We supported operators preparing for an all-IP network environment by deploying softswitch, IMS and transport solutions.

We also supported customers merging their mobile and fixed networks into one full-service broadband network.

Ericsson invested in fixed broadband and multimedia, acquiring Tandberg Television, Redback Networks, Entrisphere, Drutt, Mobeon and LHS.

4. Expanding our role

Our market share increased, with numerous new and expanded agreements to supply network equipment and/or services during the year. The new buildouts pave the way for future upgrades and expansions.

We continued our progress as prime integrator and managed services partner by

•	managing large technology shift projects.

•	integrating multi-vendor equipment in customer networks.

Over 28,000 service professionals in more than 140 countries provide local competence and global expertise.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

OUR STRATEGY

The notion of an all-communicating world is rapidly gaining momentum and drives the convergence of the telecommunications, Internet and media industries.

By helping operators to evolve and improve their networks to efficiently handle multimedia capabilities, we are creating a world in which all people can have affordable access to information, entertainment, social communities and more, whenever and wherever they want. In the course of making people’s lives easier and more productive we are spurring socio-economic development which brings our vision closer to reality.

With the ambition of being the prime driver in an all-communicating world, we have divided our operations into segments that create competitive advantage and best meet the needs of our global customer base.

Networks—technology leadership, a broad product portfolio and scale enables Ericsson to excel in meeting the coverage, capacity and network evolution needs of fixed and mobile operators.

Services—expertise in network design, rollout, integration, operation and customer support within a global structure with robust local capabilities enables Ericsson to better understand and respond to the unique challenges of each customer and capitalize on the trend to outsource a broader range of activities to network equipment suppliers.

Multimedia—innovative application platforms, service delivery and revenue management solutions combined with leading content developer and application provider relationships enables Ericsson to uniquely help customers create exciting new and differentiated multimedia services.

Phones—The complementary strength of Sony Ericsson Mobile Communications, our joint venture with SONY, further enhances our consumer perspective for superior end-to-end offerings.

The synergies generated by the combined strengths of the segments differentiate the Company through a continuous focus on operational excellence to better leverage our economy of scale in technology development as well as in product and service delivery and customer support.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NETWORKS

13% operating margin.

1% sales growth year-over-year.

Ericsson’s largest business is network infrastructure, and scale is critical for our continued market leadership. We have worked hard to secure our scale advantage in mobile networks and to strengthen our fixed broadband and core network portfolios. This puts us in an even better position for long-term profitable growth.

NETWORKS STRATEGY

There are three core elements to our strategy for maintaining our leadership in mobile networks and further strengthen our position in fixed and converging networks:

1.	Technology leadership: Ensuring our customers are first to market with the best networks and end-to-end solutions with the lowest total cost of ownership.

2.	Economies of scale: Through lower development and production cost per unit delivered.

3.	Operational excellence: Benefiting from efficiency—from R&D, supply and all the way through rollout and operational support.

In short, a company that can deliver the best solutions most efficiently at larger volumes is difficult to beat. Let’s look at the progress we’ve made in key parts of our networks business during the past year.

EXTENDED LEAD IN MOBILITY

On the mobile side, we continued to build on our strength in GSM. As we eagerly look toward the future, it is easy to overlook that 2007 was yet another record year for GSM shipments, as global mobile penetration reached almost 50 percent.

We have also expanded our position in 3G/WCDMA/HSPA, with which operators can introduce mobile broadband with such multimedia services as TV, video, music and high-speed Internet access.

Additionally, we have invested in HSPA modules for laptop computers and fixed modems, which will give consumers another way to enjoy mobile broadband services and drive the demand for more mobile broadband capacity.

The road, of course, doesn’t stop there. Ericsson is very active in establishing Long-Term Evolution (LTE)—the step beyond 3G that will address operator needs for user demands for an even more powerful and convenient mobile broadband experience.

A COMPREHENSIVE FIXED BROADBAND PORTFOLIO

We improved our fixed broadband networks portfolio by continuing our acquisition strategy that began in 2005 with Marconi, which strengthened our transmission offering.

Our January purchase of Redback Networks instantly gave us a strong position for helping operators deliver Internet, telephony, TV and mobile services over IP-based broadband network infrastructures.

In February, we announced our acquisition of Entrisphere, which provides gigabit passive optical networking (GPON) technology for networks that deliver content-rich services to homes and enterprises, e.g. to PCs and high-definition TV.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

The key to delivering multimedia services with telecom-grade quality is the core network, where the evolution to Internet Protocol (IP) begins. Ericsson and other industry leaders are expanding the IP Multimedia Subsystem (IMS) foundation for many exciting multimedia applications that people can enjoy on any device wherever they are. Here, our technology and scale advantages mean that our customers will be able to launch and also generate revenues from these services as they benefit from a lower total cost of ownership.

MILESTONES DURING 2007

We had a number of significant achievements in 2007:

•

In May, mobile operator MTN Nigeria took delivery of Ericsson’s millionth GSM radio base station. Since its introduction in 1991, GSM has connected more than 2.6 billion users. Today, Ericsson has deployed GSM networks in more than 100 countries.

•	We signed a GSM expansion framework agreement, valued at about USD 1 billion, with China Mobile.

•	Vodafone chose Ericsson to be sole supplier of IMS (IP Multimedia Subsystem) in a number of important markets.

•

We announced Ericsson Tower Tube, a 5m-diameter, 40m-high flexible concrete radio base station site concept that is better for the environment, cost-efficient to build and run, and visually more attractive.

•	We won multi-billion USD contracts to supply GSM and WCDMA/ HSPA equipment and related telecom services to Bharat Sanchar Nigam Ltd (BSNL), and Bharti, the largest telecom operators in India.

•	Mobile TeleSystems OJSV (MTS), Russia’s leading mobile operator, selected Ericsson to supply and deploy a 3G/HSPA network.

•	AT&T chose Ericsson to provide equipment for the planned deployment of GPON for high-bandwidth service delivery, including IP-based video services to homes throughout the US.

•	German operator Deutsche Telekom rolled out Ericsson’s VDSL2 broadband access solution across Germany’s largest cities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

A SHIFT IN OUR BUSINESS MIX

Our business model in Networks is based on a three-part sales mix of build-outs, expansions and upgrades, where we are normally able to offset lower margin network build-out sales by higher margin sales into the installed base.

As 2007 progressed, Networks’ business mix had a high proportion of new network buildouts and break-in contracts, where price competition is most intense. The ongoing shift to new switching technology also grew significantly and affected the business mix. Late in the third quarter, the sales in certain markets unexpectedly declined sharply. All of this led to significantly lower gross margin and put pressure on cash conversion.

GOING FORWARD

The new network buildouts and break-in contracts will continue to affect the segment’s margins, at least for the near term, but our significant market share gains enlarge our footprint for follow-on sales of more networks as well as multimedia and services over the longer term.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

PROFESSIONAL SERVICES

15% operating margin.

16% sales growth year-over-year.

Ericsson’s services business helps operators generate more revenues, run their businesses more efficiently, and evolve their networks to meet customer demands. Once again, every moment counts—the more time operators can dedicate to adding value to their offering, the more satisfied their customers will be.

OUR STRATEGY FOR SERVICES GROWTH

Support Ericsson’s mobile, fixed and multimedia solutions. Networks’ and Multimedia’s global customer base is also the foundation of our services business. Through existing partnerships, we are in a position to provide services that ensure our customers get all the benefits they can from Ericsson’s solutions. Through our daily work, we get first-hand insight into each of our customers’ technologies, organizations and businesses.

Expand our services business. In addition to the opportunities that arise naturally from our installed base of products and solutions, Ericsson also pursues services business through consulting, systems integration and managed services.

OUR SERVICES PORTFOLIO

Our dedicated Professional Services staff—a combination of global competence and local capabilities—gives our customers the freedom to focus more on their customers.

Our competitive strength in professional services comes from our skills and our scale. By applying efficient tools, methods and processes based on our technology leadership, global customer base and local presence, we have further developed and grown our product-based services business as well as managed services and systems integration.

Our services portfolio is based on six primary offerings:

1.	Managed Services ranging from designing, building, operating and managing day-to-day operations of a customer’s network. This also includes hosting of services, applications and enablers as well as providing network coverage and capacity.

2.	Customer Support for more than 800 networks securing more than 1 billion subscribers around the world. We minimize risks to our customers by making sure networks and services work the way they should.

3.	Systems Integration, to support customers in integrating new technologies and applications as well as equipment from multiple suppliers, including taking on the broad responsibility of “prime integrator”.

4.	Business Consulting to help customers to identify and address market opportunities, challenges and technology shifts.

5.	Network and Technology Consulting to help operators plan, design, optimize and evolve their networks.

6.	Educational Services to ensure that our customers’ employees have the skills and competence necessary for working with today’s complex technologies.

In addition, we have Network Deployment and Integration which includes rolling out, expanding, restructuring, upgrading and migrating networks.

(Note: This offering is part of and reported under the Networks segment.)

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

MILESTONES DURING 2007

During 2007, we continued to outpace the market, with 16 percent growth. An important trend developed: Tier-one operators have become more interested in managed services, as they see the results that the early adopters get from outsourcing. Secondly, more operators asked us to serve as the prime integrator when introducing new multimedia services and when facing challenging technology shifts. Here are some noteworthy achievements during the past year:

•	We entered a managed services agreement with France Telecom covering operations, rollout and field maintenance of the operator’s mobile network in Belgium and in the Netherlands.

•

Vodafone selected us to manage the supply and distribution of multi-vendor spare parts for its mobile networks across several of its major European operating companies including those in Germany, Spain and Portugal.

•	KPN signed a five-year managed services contract with us for access network field maintenance in the Netherlands.

•	We acquired the Spanish company HYC, focusing on consultancy and systems integration of IPTV solutions.

•

We won a six-year managed services deal for operation and maintenance of Deutsche Telekom’s microwave network in Germany. The agreement reflects the maturation of the managed services market, as it was the first managed services contract for an incumbent operator in its home market.

•	We were selected to design, plan, deploy, optimize and manage Bharti Airtel’s GSM network and its prepaid platform across large parts of India.

GOING FORWARD

Ericsson’s early foray into services has created considerable advantages in skills and in scale, even though consolidation among other vendors has increased competition. We will continue to build on our early successes by working to grow in such areas as managed services, systems integration and consulting. We will achieve our targets mainly through organic growth, but we may make smaller acquisitions in strategic areas or add resources to support growth.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

MULTIMEDIA

—1% operating margin.

14% sales growth year-over-year.

Ericsson established its Multimedia segment to better address operator needs for applications, solutions and devices to encourage subscribers to increase their usage. This was a year of direction setting, of organizing our areas of existing strengths and of supplementing those areas with strategic acquisitions. Along the way, we have taken important steps in assuring Ericsson’s future growth.

MULTIMEDIA STRATEGY

To remain competitive, telecom operators have to deliver value beyond voice services. This means they must extend beyond the traditional confines of telecom and into the Internet and media industries. This injects a new level of complexity and different business model possibilities for operators. Ericsson’s intent is to be the enabler of new revenue-generating services and applications.

In this new environment, Ericsson develops the multimedia solutions and acts as a facilitator to match operators and service providers with the right tools to distribute media and Internet content to their customers. Our expertise in managing complex networks capable of delivering IPTV, mobile TV, music solutions, messaging and user-generated content helps them give consumers the multimedia experience they want—flexibly and profitably.

On the media side, content providers benefit from our global presence and our relationships with operators around the world.

Our revenue management offerings help operators navigate different billing models, from the subscription basis of the telecom world to the content-specific basis of the media industry. To ensure multimedia services that deliver the experience people expect, Ericsson also develops and licenses mobile technology platforms for mobile devices.

Ericsson’s multimedia strategy applies to the enterprise market as well, with unified communications (i.e. across PCs, phones and mobile devices), IP-based private branch exchanges and centrex solutions for operators serving the enterprise market.

A BROADER PORTFOLIO

Our ambition for growth required that we move swiftly into new territories with key acquisitions, to both complement existing areas of strengths and extend into new ones.

In March, we acquired Mobeon, a supplier of IP-based voice and video mail—key elements of our multimedia strategy. The acquisition of Mobeon allows us to develop our new messaging architecture more quickly, allowing easier integration of new applications with established messaging methods, such as SMS, voicemail and MMS.

Next, we improved our position in the IPTV and networked video solutions market by acquiring Tandberg Television in April. A world leader in video encoding and compression technology as well as on-demand and interactive video, the company brought a wide customer base with cable, satellite and telecom customers in more than 100 countries. Integration has been successful, and we now have a complete IPTV offering available around the world.

With the addition of Drutt Corporation in June, we extended our Service Delivery Platform (SDP) leadership with products and features that make it possible to acquire, launch, deliver and charge for content to mobile devices.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

We also acquired postpaid billing and customer care leader LHS to complement our proficiency in prepaid and real-time charging. The combination will allow operators to manage all users and services—prepaid or postpaid, mobile or fixed—in the same way.

MILESTONES DURING 2007

Here is an overview of Multimedia’s performance in 2007:

•

Ericsson and Turner Broadcasting announced a collaboration to develop Internet, broadcast news and entertainment content—including CNN International and Cartoon Network—for mobile multimedia environments.

•	Telefónica España selected our mobile TV solution to provide consumers with rich mobile TV content and services.

•

Together with TV production company Endemol, we developed ‘Me-On-TV’ to enable consumers to upload, publish and share live or recorded video content via any mobile device, from anywhere to any screen around the world.

•	Vodafone Iceland selected our end-to-end IPTV solution to provide an integrated solution in the evolution toward converged multimedia consumer services, based on Ericsson IMS.

•	Etisalat implemented our real-time convergent charging and billing solution, which enables them to offer the same services to all subscribers regardless of pre-paid or post-paid payment options.

•

We introduced the first WCDMA mobile plat form with HSPA capability, to enable mass-market HSPA multimedia devices capable of handling new services—including interactive mobile TV and video calling—that require both fast uplink and downlink data speeds.

GOING FORWARD

Multimedia is a huge market with the potential for strong growth and new customers from media and Internet companies. Although it is a fragmented market, Ericsson has a strong position in several multimedia areas—mobile platforms, service delivery platforms, and charging are all showing strong growth with healthy margins. IPTV, IMS and messaging are areas in which we are making significant investments. Furthermore, our relationship with Sony Ericsson provides a foundation for a strong business going forward.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

PHONES—SONY ERICSSON

12% operating margin.

18% sales growth year-over-year.

Sony Ericsson—with a broad portfolio and a strong momentum, and with the ambition to become one of the top three mobile phone suppliers.

Sony Ericsson Mobile Communications is a 50/50 joint venture between Ericsson and Sony Corporation, founded in 2001.

In 2007, Sony Ericsson sold over 100 million hand sets, 18 percent more than the previous year, and captured market share by increasing sales of lower priced handsets in emerging market such as Latin America and Eastern Europe.

Although average selling price declined during 2007, the company maintained double-digit margins by controlling cost and focusing on internal efficiencies.

Sony Ericsson continued to set the standard in sophisticated and fashionable feature-rich phones, especially in the area of music and imaging through the use of Sony sub-brands Cyber-shot™ and Walkman®. At the same time, the company increased the number of lower priced models in the portfolio, bringing compelling product propositions to the lowest priced handsets in the line-up. The Walkman® brand was extended with low and mid-end models such as the W200 and W300, and imaging models were extended with the K310 and K550.

In 2007, Sony Ericsson also announced its intention to expand its PlayNow™ content distribution application into a full-service proposition offering ring tones, full-track downloads, games, wallpapers and themes. The extended service, rebranded PlayNow™ Arena, will be fully integrated with the TrackID™ music discovery service enabling consumers to discover, try and obtain new music direct to their mobile phones. Sony Ericsson is committed to helping operators drive traffic while giving consumers access to new music and content that bring the features of their mobile phone to life.

Sony Ericsson continued to broaden its accessory portfolio. From Bluetooth headsets, car kits, music speakers and Bluetooth watches that discretely tell the owner who is calling, Sony Ericsson finds attractive ways to extend the features and user benefits of its phones.

GOING FORWARD

Sony Ericsson continues to develop a broader range of products with a further expansion into the low- to mid-range device market while maintaining margins and profitability. Its higher-end models continue to build brand awareness. In 2008, PlayNow™ Arena will deliver a wider range of content, including games, themes, and millions of music tracks and thousands of mastertones from major and independent labels. With an expanded multimedia experience, Sony Ericsson is in position to build on its strong performance in 2007.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

OUR PEOPLE AND CULTURE

—KEY TO ERICSSON’S SUCCESS.

Our core values

Ericsson’s position as a world-class company starts with our people. Respect, professionalism and perseverance are the values at the foundation of our culture. For decades, they have served as guidance in our daily work—how we relate to people and how we do business.

Among the most important components of an organization is a committed base of employees, and Ericsson today has a global workforce of 74,011 employees. During 2007, our annual measurement of employee satisfaction (measured as Human Capital Index) reached 70 percent, which puts us among elite companies—60 percent satisfaction is regarded as an area of strength.

During the past year, we have worked hard to ensure a smooth integration of the companies we have acquired. To be successful, systems and processes must be aligned. Most importantly, however, the people must know they are part of the Ericsson culture.

Furthermore, continuous personal competence development is essential for us to supply and support our customers in a demanding and changing marketplace. To ensure they have the right tools, methods and skills necessary to succeed in their roles, all employees have their own individual competence plans and update them each year.

Ericsson’s Code of Business Ethics

Our Code of Business Ethics summarizes the policies and directives that govern the relationships among our internal and external stakeholders. The Code has been translated into more than 20 languages to ensure all employees understand our policies, our directives and the importance of conducting all business activities in an ethical manner.

All employees must regularly review the Code and agree to its principles.

For more details, please see Ericsson’s Corporate Governance Report 2007.

Diversity at Ericsson

Ericsson’s workplace is characterized by respect for individuals and their contributions to innovation, customer success and performance at all levels. Ours is an environment in which people of different backgrounds with a multitude of perspectives, values and beliefs are assets to the organization and the teams in which they interact.

Diversity is integrated and communicated throughout Ericsson. It is at the heart of our core value of “Respect,” in which we emphasize equal opportunities.

Corporate Responsibility We pursue a number of activities to maximize positive social, ethical and environmental effects and to control risks.

Risks are controlled through several Company initiatives and policies, including the Code of Business Ethics, the Environmental Management System and the Code of Conduct. Benefits of our technology are promoted via the development of an energy-lean product portfolio and by highlighting the positive socio-economic contributions that communications bring to markets.

For more, please see Ericsson’s Corporate Responsibility Report: www.ericsson.com/corporate_responsibility

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

LETTER FROM THE CHAIRMAN OF THE BOARD

Dear Shareholder,

While this year was a dynamic and eventful one for Ericsson, it was a disappointing time for you as an investor. Just as you suffered from the significant share price decline, so did many Ericsson employees and Board members. At least some part of this development reflects the general sentiment affecting most listed companies.

No doubt, Ericsson’s third quarter result was a negative surprise to all of us, but the Company is stronger than ever, remains financially healthy and will pay a dividend the same as last year’s. I am confident about Ericsson’s longer-term prospects and believe the current strategy is effective and should not be changed.

When considering a more challenging market, Ericsson has a good geographic distribution and a diverse customer base, where no single country or customer represents more than 10 percent of sales. In addition, Ericsson has the operational flexibility and resources to adjust to the short-term challenges of a weaker network equipment market or increased competition, while at the same time is well positioned to continue to grow within services and multimedia.

The Company’s position of strength is confirmed by independent perception studies, in which existing and potential customers consistently rank Ericsson well ahead of the competition. The same can be said of the internal perception, with the employee opinion survey showing that the Company has now achieved a level of excellence.

The success of any company depends on the leadership of its management and the quality of its workforce, which means that we must engage and retain the best talent at all levels of the Company today and for the future. It is therefore essential that executive remuneration policies and practices are competitive and in line with industry norms. A thorough assessment of the current remuneration system by external experts shows that the Company’s remuneration plan is appropriate and reasonable.

During 2007, in particular, I was able to visit many Ericsson facilities around the world. It was my pleasure to meet so many highly motivated and well-qualified employees who are totally dedicated to their roles in the Company’s continued vitality.

I am honored to work for you as the chairman of Ericsson—a vibrant company that plays an important role in changing the world for the better.

Thank you for your continued support.

Sincerely,

Michael Treschow

Chairman of the Board

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

BOARD OF DIRECTORS’ REPORT

This Board of Directors’ Report includes a discussion and analysis of Ericsson’s consolidated financial statements and operational results for 2007 as well as other information. It includes forward-looking statements regarding a variety of matters, including future market conditions, strategies and anticipated results. Such statements are based on judgments, assumptions and estimates, which are subject to risks and uncertainties. Actual results could differ materially from those described or implied by such forward-looking statements. For further discussion, please see “Forward-looking Statements” and “Risk Factors.”

The discussion and analysis of the results are based on Ericsson’s consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires management to apply accounting methods and policies that involve difficult, complex or subjective judgments and estimates based on past experiences and assumptions determined to be reasonable. The application of these judgments, estimates and assumptions affects the reported amounts of assets and liabilities and contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Under different judgments, assumptions or estimates, these amounts could differ materially.

Please see Notes to the Consolidated Financial Statements—Note C2, “Critical Accounting Estimates and Judgments,” for more information about the accounting policies we believe to have the most significant effect on Ericsson’s reported results and financial position. The external auditors review the quarterly interim reports, perform audits of the annual report and report their findings to the Board’s Audit Committee.

The terms “Ericsson”, “the Group”, “the Company”, and similar all refer to Telefonaktiebolaget LM Ericsson and its subsidiaries. Unless otherwise noted, numbers in parentheses refer to the previous year (i.e. 2006).

SUMMARY

Ericsson increased sales by 4 (17) percent to SEK 187.8 (179.8) billion in 2007. Organic growth (i.e. excluding acquisitions) was 8 percent in constant currencies. In an environment with a significantly weaker US dollar affecting reported sales and income negatively, Ericsson still produced one of the highest incomes of its 130-year history. Net income attributable to stockholders of the parent company was SEK 21.8 (26.3) billion. Earnings per share attributable to stockholders of the parent company was SEK 1.37 (1.65). Cash flow from operating activities was SEK 19.2 (18.5) billion. Cash flow before financing activities was SEK – 8.3 (+ 3.6) billion, after investments for acquisitions of SEK 26.3 (18.1) billion.

Ericsson made good progress in strategically important areas such as:

•	Securing scale advantages by significantly increasing mobile systems market share, especially in emerging markets such as China, India, Russia and Africa.

•	Strengthening the Company’s position within the Networks segment in fixed broadband access and transmission as well as IP routing.

•	Making complementing acquisitions to strengthen Ericsson’s competence and product portfolio in IP technology, IPTV and multimedia.

•	Increasing market share in professional services through new managed services contracts, especially in Western Europe.

•	Refinancing maturing borrowings and increasing committed credit facilities for greater financial flexibility and improved credit ratings.

•	Attaining the position as the fourth largest mobile phone supplier through the Sony Ericsson joint venture.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

During the year, the Company announced a significant number of new or expanded agreements to supply network equipment and/or related services to operators around the world. The aggregate value from these agreements was the highest in five years.

The Company’s good progress has been somewhat tempered by a change in business mix within the Networks segment. The business mix now has a higher proportion of break-in contracts and contracts with large content of network rollout services and third party products which negatively affects gross margins. Adding to this effect is the ongoing shift to new switching technologies, where the Company is building a new footprint which has similar competitive characteristics, e.g. open bidding process, as new network buildouts.

In the third quarter, there was an unexpected shift in the business mix, with a relatively higher proportion of new network sales and a lower proportion of expansions and upgrades sales, resulting in significantly lower margins. This triggered the profit warning which caused the share price to decline significantly. Although the degree and speed of margin compression within Networks was unexpected, some degree of volatility and deviations from forecasts is likely to occur in any network equipment vendor’s quarterly results.

Professional Services sales, especially managed services, showed strong growth. The scale for continued profitable growth is now well established—particularly in Western Europe.

The new Multimedia segment made good progress in establishing their operations and quickly expanding the portfolio with several acquisitions. The Company continues to invest for a leading market position in networked media and IP-based applications and services.

Sony Ericsson Mobile Communications continued its strong performance, profitably gaining market share and ending the year as the fourth largest mobile device supplier. The joint venture has strong momentum toward its ambition of achieving a top three position. Sony Ericsson also contributed significantly to Ericsson’s operating income and cash flow.

During the year, the Company acquired Redback Networks, Tandberg Television and LHS as well as several smaller companies. These aquisitions have already helped Ericsson win several significant contracts. The expanded product line along with the addition of specialist resources should help the Company benefit in a number of growth areas related to IP, such as routing, multimedia applications and services.

While we believe the Company is well positioned for the longer term and remains the most profitable among its peers, there are several challenges in the shorter term. These include macroeconomic and geo-political

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

risks, exposure to the US dollar, greater competition with intensified price pressure, a slower growth environment and the margin effects of an unfavorable Networks business mix. However, the Company has strategies and action plans to address these challenges.

MARKET ENVIRONMENT AND TRENDS

This was another record year for mobile communications with some 586 (500) million new subscriptions and over 1100 (980) million mobile phones shipped. As expected, overall growth of the network equipment market during the first half of the year was similar to 2006 but then unexpectedly slowed during the third quarter. Using mobile operator capital expenditures spending estimates as a proxy for the mobile network equipment market, we believe the mobile systems market grew slightly below the Company’s expectation of mid-single digits.

At the end of 2007, the 3.3 (2.7) billion mobile subscriptions worldwide represented a global subscription penetration of 49 (41) percent. (Note: The number of actual individual mobile subscribers is significantly lower, perhaps some 15–20 percent but possibly more, because of inactive subscriptions and people having multiple subscriptions.)

The Company expects the number of mobile subscriptions to grow to more than 4 billion during 2009, thus creating further need for new and expanded mobile networks and corresponding professional services.

Strong growth in emerging markets

The historical price/performance trend in both mobile phones and network infrastructure has expanded the addressable market significantly, making mobile communications affordable also in emerging markets. Capital spending on mobile networks in emerging markets grew an estimated 17 percent and now represents almost half of the total market. Developed markets declined an estimated 8 percent.

More mobile subscribers and growing average MOU (minutes of use) should sustain demand for network construction and expansion in emerging markets. These projects are increasingly provided on a turnkey basis which, by its very nature, dilutes short-term margins and cash conversion because of substantial installation, systems integration and third-party content. While turnkey projects are likely to continue to represent a large proportion of networks sales, these effects should decrease as the initial phase gives way to expansions and upgrades.

CDMA operators switching to the GSM/WCDMA track

CDMA operators around the world continue to switch to the GSM/WCDMA track. During 2007, CDMA operators in Brazil and Israel made the switch and operators in India, Vietnam and New Zealand have decided to change. Even in the US, a major CDMA operator has announced plans to deploy next-generation mobile broadband networks using the long-term evolution (LTE) of the GSM/WCDMA track.

3G/WCDMA to soon overtake GSM

Although GSM continues to represent the majority of the mobile systems market, its growth is slowing as 3G/WCDMA is starting to accelerate. Demand for new GSM networks is mainly in emerging markets, especially Asia and Africa. GSM should remain the predominant technology for emerging markets in the near to mid-term, but the Company expects 3G deployments to soon start in earnest in such populous countries as Brazil, China, India and Russia. This along with the projected 3G network expansions and upgrades in more mature markets indicate that sales of 3G/WCDMA will soon overtake GSM globally.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

At year-end, there were nearly 180 million subscriptions on 197 (146) commercial 3G/WCDMA networks, of which Ericsson is a supplier to 129 (91). The High Speed Packet Access (HSPA) version of 3G/WCDMA is now deployed within 166 (96) commercial networks in 75 (51) countries. Ericsson is a supplier of 81 (46) of these networks, which represent the vast majority of HSPA users. Despite this growth, the number of potential subscribers covered by commercial 3G/WCDMA networks is less than a third of those covered by 2G/GSM services. This provides a significant opportunity for equipment suppliers to upgrade 2G networks to 3G.

LTE becoming main choice for next-generation mobile broadband

As consumer demand for higher speed mobile data services, accelerates, especially for video, operators must find ways to reduce costs and improve service performance to meet this demand. Unlike WiMax or Ultra Mobile Broadband (UMB), two alternative radio technologies, LTE has the advantage of providing an evolutionary path that leverages existing GSM/WCDMA as well as CDMA networks. The Company believes that an LTE-based network offers more compelling life-cycle economics to an operator than alternative technologies. This is the main reason Ericsson has chosen not to invest in WiMax or UMB.

The Company’s commitment to, and substantial R&D investment in, LTE has received strong support from the largest operators in the industry. Verizon and Vodafone, joint owners of U.S. based Verizon Wireless, announced plans to deploy next-generation mobile broadband networks using LTE. They have a coordinated trial plan for LTE that begins in 2008 with Ericsson as one of the suppliers. More recently, NTT DoCoMo announced that they had selected Ericsson to supply LTE-based network infrastructure in Japan. In addition, China Mobile and AT&T Wireless recently announced that they would follow the LTE-path. Ericsson is currently a major supplier to both of these operators. We are encouraged by this strong momentum and agree with the Company’s assertion that LTE will most likely be the predominant technology for next-generation mobile broadband networks.

Bundling and flat-rate tariffs

Operator investments in fixed networks have been driven by the need to replace lost revenues from voice that may have been captured by mobile or VoIP (Voice over IP) as well as from increased competition amongst operators. A well established strategy for customer retention has been the so called triple-play (i.e. bundling of voice, Internet and television), sometimes in conjunction with flat-rate pricing. This has accelerated the conversion to all-IP broadband networks with increased deployments of broadband access, routing and transmission along with next-generation service delivery and revenue management systems.

Similarly, mobile operators are also turning to bundling and flat-rate pricing, especially when combining mobile voice with mobile broadband. This trend is expected to accelerate with the introduction of mobile TV. In developing markets, voice and text messaging remain the primary services. Since there are limited fixed networks available in such markets, mobile broadband will become increasingly important as the demand for Internet access grows.

In such a converged world with more and more IP related services, the demand for systems integration services is expected to continue to grow strongly.

Operator consolidation

Operator consolidation continues in several regions. In the Americas, consolidation has reduced the number of operators by more than half. In Europe, mergers continue as well as other types of combinations, such as network sharing and outsourcing of network operations. In other regions, operator consolidation has led to the emergence of rapidly growing pan-regional operators, particularly in the CEMA markets (Central and Eastern Europe, Middle East and Africa).

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Although operator consolidation does not impact the underlying growth of the mobile market, it often disrupts market development by creating delays in procurement, reducing total capital expenditures, while increasing pricing pressure on vendors as the combined entities have stronger negotiating power.

Network sharing

The overall impact of network sharing will ultimately be neutral for mobile equipment vendors. To a certain extent, short-term disruption of capital expenditure plans or re-negotiation of contracts with the network sharing companies may be somewhat compensated by increased sales of professional services, especially network integration and managed operations. Over the longer term, the majority of savings will come from shared plant and property as the equipment has to be dimensioned for the peak traffic demand of the combined networks.

Good growth opportunities for managed services and systems integration

Compared with network deployment services, which tend to grow more or less in line with the equipment market, demand for managed services (i.e. network operation and hosting services) as well as systems integration is growing more rapidly. The potential market for network operation services is larger than the potential market for network equipment and related deployment services. A mature operator is estimated to typically spend some 5–6 percent of annual sales on equipment to build a network, but spends approximately 10–12 percent of sales to operate that network. More than 75 percent of network operation expenses today are believed to be handled in-house by operators but they are increasingly being outsourced as operators realize the competitive advantages and potential cost savings. Consequently, the market for such managed services is expected to show good growth prospects going forward.

Network development increasingly driven by non-voice traffic

Rather than enhancing their legacy voice-centric installed base, the Company expects operators to increasingly target spending on next-generation communications equipment that will raise revenues by enabling new services and/or reduce operating costs. Therefore, Ericsson believes the following key technologies will drive industry growth for the next several years: mobile broadband; IP and multi-service switching; fixed broadband access and IPTV; VoIP and IP multimedia subsystems (IMS); and metro optical and radio transmission. Finally, Ericsson expects operators to accelerate the transition from legacy technologies such as TDM (circuit) switching and ATM (packet) in favor of IP- (Ethernet) based technologies for both switching and transmission; all areas which the Company continues to invest heavily in.

Notwithstanding the positive trends in mobile broadband, with rapidly increasing data traffic, market conditions for mobile network equipment are expected to remain challenging in developed markets. Ongoing operator consolidation, especially in Western Europe, where the technology shift for more efficient networks, as well as changing regulations, such as price caps for roaming and lower call termination fees, is affecting operator willingness and need to increase network investments in the near term. This trend is most pronounced for highly penetrated GSM networks, in which demand for upgrades and expansions has rapidly diminished as operators spend more to expand and enhance their 3G networks.

Price/performance developments create opportunities as well as challenges

A continously improving price/performance ratio driven by technological development enlarges the mobile communications market by making the cost of services affordable to more and more of the world’s population. But it can also hurt vendors that do not stay ahead of the technology cost curve. Scale is essential to Ericsson’s ability to sustain the large R&D program needed for technological leadership. Moore’s Law implies that the processing speed, capacity and capabilities of digital electronics will improve exponentially at an ever lower cost

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

and size. This affects communications technology as it does other areas of digital technology. Normal price erosion and continous improvements in spectrum utilization have historically been offset by unit volume increases.

Technology shift affecting product mix

Since operators can build and operate softswitch-based networks much more economically compared to a monolithic circuit switch, operators are motivated to replace the circuit switch with softswitching rather than to continue spending on older technology. This trend is accelerating, and softswitches now represent the vast majority of shipped capacity but only account for slightly more than half of Ericsson’s switch sales. This growth is masked by the decline in legacy circuit switching sales. Furthermore, since these are initial deployments, the margin profile is that of new business but is creating an installed base for future sales. This shift, like all others, will eventually reach a steady state and the underlying growth will become visible.

Evolving competitive landscape

The need for scale in R&D, production and support has led to consolidation among our competitors. This could have challenged Ericsson’s scale advantage within mobile networks. The Company chose to defend its competitive position through organic growth rather than with disruptive and high risk megamergers. The rapid market share gains indicate the success of this strategy but it has come at a certain cost, as price levels for some contracts have been very competitive. With a scale advantage reestablished, the Company will now focus more on capitalizing on these gains and its leading position to derive more follow-on sales of expansions and upgrades from the enlarged installed base.

Price competition for mobile networks—for winning new contracts and strategically increasing market share for a scale advantage—was intense again this year, especially against Chinese competitors. Although these competitors have increased their market share, especially in China, Ericsson has also increased its market share, including in China.

New radio spectrum being allocated

Much needed radio spectrum is being allocated to mobile communications as frequency bands previously used for analog TV broadcasting are made available. Late in the year, Sweden was one of the first markets to make the change. In the US, auctions are scheduled for the first half of 2008. Other markets are expected to follow during the coming years. In addition, a number of mobile operators have started to refarm their existing spectrum in the 850/900 MHz bands for 3G/WCDMA buildouts, where allowed by regulators. Due to superior radio propagation characteristics at lower frequencies, an operator can potentially build a network with significantly fewer cell sites for a much lower total cost of ownership compared with 1900/2100 MHz spectrum.

Global economic development

Although the Company expects the market conditions of 2007 to continue during 2008, the most recent economic outlook from the Organization for Economic Cooperation and Development (OECD) forecasts a slowdown in real GDP within the 30-nation OECD area but a continued “brisk growth” in such emerging economies as Brazil, China, India, and Russia. However, while we agree that emerging markets contribute significantly to world trade growth, we are doubtful if these emerging economies are resilient enough to be unaffected in the event of a material slowdown in the us and major Western European markets.

We do not want to postulate a view on how the global economy will develop, but we believe that if an economic recession should occur it would have a less pronounced impact on mobile networks demand than in the

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

recession of 2001–2003. Operator balance sheets are much healthier now and there is significantly greater geographic diversification where emerging markets now account for a much larger and faster growing portion of network investments. In addition, mobile operator capital expenditure spending is not at unsustainably high levels and networks are well utilized unlike during the last market downturn.

GOALS AND RESULTS

Our ultimate goal is for the Company to generate growth and a competitive profit that is sustainable over the longer term. Ericsson aims to be the preferred business partner to its customers; especially to the world’s leading network operators by being the market and technology leader for the supply and operation of network infrastructure. As the market leader, the Company uses economies of scale to develop superior products and services that provide competitive advantages. In addition, when Ericsson’s network equipment and associated services are combined with its multimedia solutions and mobile handsets from the Sony Ericsson joint venture, the scope of Ericsson’s operations extends to complete end-to-end telecommunication solutions.

We monitor the Company’s performance according to three fundamental metrics: customer satisfaction, employee satisfaction and value creation. We believe that highly satisfied customers along with empowered and motivated employees help to assure an enduring capability for competitive advantage and value creation. The Company’s objective is to have a leading market share, a faster than market sales growth, a best-in-class operating margin and a healthy cash conversion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Customer satisfaction

Every year, a customer satisfaction survey is independently conducted by the CFI Group, in which approximately 9,000 employees of some 380 fixed and mobile operators around the world are polled to assess their satisfaction with Ericsson compared to its main peers. This year’s results show a continued upward trend and Ericsson was ranked as excellent while the Company’s peers were ranked on average as acceptable.

Employee satisfaction

Every year, an employee survey is independently conducted by Research International. In 2007, 90 (90) percent of Ericsson employees participated in this survey. The results show a continued upward trend, especially in the Human Capital Index, which measures employee contribution in adding value for customers and meeting business goals. Ericsson has now reached a level considered excellent by external benchmarking.

Value creation

Although margins fell below the levels of the last several years, the Company strengthened its market position and continues to perform better than its peers. A strong balance sheet, flexible operational model and a strengthened industry-leading position provide the means for handling any near-term pressure on margins. In the longer term, the increased market share and footprint enlarges the opportunity for future sales of expansions and upgrades.

Management has several metrics by which they measure the Company’s progress relative to their ambitions:

•	Increase sales at a rate faster than the market growth.

As previously mentioned, we believe the mobile systems market grew slightly below the Company’s expectation of mid-single digits in USD terms. Ericsson’s mobile systems sales increased by 9 (15) percent in constant currencies, the Professional Services market showed good growth and Ericsson’s Professional Services sales grew by 19 percent in constant currencies, compared with an estimated market growth of approximately 12–14 percent;

•	Deliver best-in-class operating margin, i.e. better than the main competitors.

With an operating margin of 13 (17) percent for the Group excluding Sony Ericsson, Ericsson’s operating margin continued to be the highest among its main competitors;

•	Generate cash conversion of over 70 percent.

The cash conversion for the full year was 66 (57) percent. Reflecting an increased focus on cash flow, a longer-term cash conversion target of over 70 percent was introduced and communicated during 2007. The Company also communicated that this target was unlikely to be achieved shorter term, mainly due to continued expansion of large turn-key projects in emerging markets and demand from customers for more favorable payment terms. During 2007, the Company also launched a Strategic Focus Area addressing cash flow to secure continous improvements in our sourcing, supply and sales processes.

The cash conversion is expected to gradually improve as a result of this program and as the growth in turn-key projects slows down to be more in line with the Group’s overall growth.

Sales

Group sales grew 4 (17) percent, driven by higher professional services sales. Acquisitions contributed an estimated 1.5 percentage points. With the average USD exchange rate some 9 percent lower, fluctuations in foreign exchange rates had a rather significant negative effect on reported sales as approximately 50 percent of sales were USD related.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

SALES PER REGION AND SEGMENT 2007

SEK billion	Networks	Professional Services	Multimedia	Total	Percent change
Western Europe	28,085	17,287	7,313	52,685	-1%
CEMA1)	36,435	8,305	3,921	48,661	5%
Asia Pacific	43,101	9,061	2,467	54,629	14%
Latin America	12,972	4,274	1,137	18,383	12%
North America	8,392	3,965	1,065	13,422	-15%

Total	128,985	42,892	15,903	187,780	4%

Share of total	69%	23%	8%	100%
Percent change	1%	16%	14%	4%

1)	Central and Eastern Europe, Middle East and Africa

Segment Networks

	2007	2006	Percent change
Sales	128,985	127,518	1%
of which network rollout	18,507	16,410	13%
Operating income	17,398	21,722	-20%
Operating margin	13%	17%
EBITDA margin	19%	22%

Mobile network buildouts, especially in emerging markets, represented the majority of sales. Sales of related network rollout services grew 13 percent to SEK 18.5 billion during 2007, reflecting increased demand for turnkey projects and a larger market share in mobile systems. The Company reported mobile systems sales growth of 3 percent; however, using constant currencies, management estimates that such sales grew by approximately 9 percent.

Networks’ business continues to grow where network buildouts and break-in contracts are predominant and price competition is most intense. Such lower gross margin sales have been historically balanced by sales of products with a typically higher gross margin. Ericsson’s market share gains, including many large turnkey projects, combined with relatively lower sales of upgrades and expansions has unfavorably altered the business mix resulting in lower margins.

The ongoing technology shift from circuit-switched core networks to softswitch solutions has also negatively affected networks sales and margins. With an economic life of 10–12 years, this transition would reasonably be expected to take a number of years. However, the economics of the newer technology is such that operators are increasingly replacing their legacy switch nodes rather than continuing to invest in them. Bidding for the replacement opens the installed base to competition, but the Company is building an even larger installed base by capturing an increased market share. However, the growing sales of softswitches are currently insufficient to offset the more rapid sales decline of legacy circuit switching expansions and upgrades.

Price competition remains intense and has also affected margins, but Network’s gross margin development has been more affected by the business mix shift. The Company’s success in replacing competitors’ installed base with certain operators to more rapidly gain market share has also been a significant part of this development. The Company has in some cases offered to share in the cost of the change-out with the operator for the opportunity to enlarge the installed base.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Sales of optical and microwave transmission systems to fixed as well as mobile operators showed good growth. Overall sales of fixed networks, however, grew in line with the market. The Company’s ambition is to grow faster than the market. In support of this, the Company has significantly strengthened its offering by combining Ericsson’s own products with those acquired with Redback Networks and Entrisphere.

Furthermore, Ericsson is using Redback as the platform to combine and focus all of its IP efforts under one organization and leadership headquartered in Silicon Valley. We believe this concentration of resources will be sufficient for Redback to seriously challenge the market leaders.

The alignment of Ericsson’s and Redback’s sales channels is progressing according to plan, but with some dampening effects on Redback’s sales growth during the transition. Lower sales of domestic legacy products in the US have been offset by increased sales of new products internationally. In combination with Ericsson, Redback finished the year with 87 new customers in 68 countries and now counts 15 of the top 20 fixed network operators and three of the top mobile operators amongst its customer base of more than 300 operators. We remain optimistic regarding growth opportunities for all-IP networks with IP routing, IMS, broadband access and transmission. The Company continues to invest in these areas, with the ambition to be the first vendor to be able to converge fixed and mobile networks on one platform—offering operators significant savings and new revenue opportunities.

Segment Professional Services

	2007	2006	Percent change
Sales	42,892	36,813	16%
of which managed services	12,172	9,491	28%
Operating income	6,394	5,309	20%
Operating margin	15%	14%
EBITDA margin	16%	15%

Professional Services sales were particularly encouraging, growing at 16 percent to SEK 42.9 billion. Growth measured in local currencies amounted to 19 percent compared with an estimated market growth of some 12–14 percent. Managed services sales grew by 28 percent to SEK 12.2 (9.5) billion, as the Company continued to win contracts for network operations and hosting services. At year end 2007, Ericsson-managed network operations served approximately 185 (100) million users.

Operating margin is stable in the mid-teens despite the higher proportion of managed services. This is mainly due to successful transformation of operations undertaken to the Ericsson ways of working and continuous cost optimization of the managed services businesses. A large managed services agreement in the UK has been adjusted and the scope has been somewhat reduced to accommodate network sharing. This will affect managed services sales but the Company does not expect margins to be affected.

Ericsson won several breakthrough managed services deals during the year, including a pan-European multi-vendor spare parts management agreement with Vodafone, managed operations for parts of T-Mobile’s network in the UK, and managed operations for Deutsche Telekom’s transmission network in Germany. In addition, more than 1,000 systems integration contracts were signed during the year, including a multivendor network management solution for Wataniya Algeria, IT development and maintenance of business support solutions with Telecom Italia, and a Slovakia border control solution as part of the Schengen boundary expansion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Segment Multimedia

	2007	2006	Percent change
Sales	15,903	13,877	14%
Operating income	-135	714
Operating margin	-1%	5%
EBITDA margin	4%	6%

Sales growth for the newly formed segment amounted to 14 percent, driven mainly by acquisitions. Organic growth was 2 percent and reflects a challenging comparison to prior year’s results. The segment is operating on a more or less break-even level as investments to build a leading position in networked media and messaging continues. The ambition is to be the key enabler for new services and applications based on IPTV, IMS and content aware billing solutions.

This was a year of direction setting, organizing existing strengths and supplementing these areas with acquisitions. With the exception of enterprise solutions, sales opportunities for Multimedia show a positive trend, and the integration of the acquisitions are well on track. Multimedia solutions made good progress with new business development, especially for mobile platforms and revenue and service management systems. Ericsson is now a mobile platform supplier to nineteen handset manufacturers, including 4 of the top 10. However, Sony Ericsson continues to account for the majority of the volumes.

This year was a transition year for Tandberg Television, as the long process to complete the acquisition disrupted their momentum early in the year. However, since completion of the acquisition, Tandberg has shown progressive sales growth and has now regained their momentum as market leader. Entering 2008, the Company believes Tandberg is well positioned in terms of operational efficiency, new product pipeline and sales momentum. Tandberg is a key element of Ericsson’s IPTV ambitions.

A number of key deals and partnerships were closed in Multimedia. Ericsson partnered with Turner Broadcasting to develop Turner’s content for Internet, broadcast news and entertainment, including CNN International and the Cartoon Network for mobile multimedia environments. A global partnership agreement was signed with Endemol International B.V. to develop interactive TV and user-generated content via Ericsson’s Me-On-TV solution.

The multimedia market is quickly evolving and converging: industries, (telecom, media and internet), technologies and payment options. End-to-end revenue management solutions must be able to handle convergent technologies including IP-based broadband services, a variety of business models and partner relationships, as well as be payment-option agnostic. Ericsson acquired LHS to form a strong constellation of prepaid and postpaid solutions ready to immediately capture this opportunity. Ericsson’s leadership in real-time charging and mediation, together with the leading billing and customer care solutions of LHS, make the combined companies a leading player in revenue management and significantly strengthen Ericsson’s overall multimedia offering.

Entering 2008, the Multimedia segment is now established and focus will continue on supporting service providers to be able to offer a superior user experience to their customers.

Segment Phones

See Sony Ericsson Mobile Communications under Partnerships and Joint Ventures.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Regional Overview

Ericsson’s sales distribution between developed and developing (emerging) markets within the Networks business continues to shift toward emerging markets, which now accounting for 52 (46) percent of sales which indicates a growth of some 14 percent in these markets. Considering that most sales in emerging markets are in some way linked to the USD, underlying growth in constant currencies was even more significant.

Sales in market areas Asia Pacific, CEMA and Western Europe are of similar volumes, but the business mix differs significantly. Asia Pacific is mainly driven by new networks and expansion of network coverage to accomodate strong subscriber growth, whereas sales growth in Western Europe is driven by managed services and higher demand for mobile broadband and broadband transmission. Despite continued buildout of 3G along with HSPA upgrades, overall sales of mobile systems in Western Europe declined as operators invested less in GSM. The CEMA region is more like Asia Pacific, although Central and Eastern Europe are maturing rapidly in terms of GSM subscriber penetration. The Americas are gradually returning to growth, which is driven mainly by 3G deployments and professional services. Asia Pacific became the largest region in terms of sales, with turnkey network construction projects as the main growth contributor. GSM remains the predominant technology in the region, but 3G deployments have begun in several countries with additional licenses expected to be issued in additional countries during 2008. Similarly, 3G deployments are underway or about to begin in emerging markets such as Russia, Brazil and India. We continue to await China’s decision on 3G deployments, but demand for GSM continues in the meantime. Although domestic suppliers have become more competitive and increased their share, Ericsson has maintained its market position in China. The Company expanded its leading position in rapidly growing India, while political unrest in certain markets negatively affected sales particularly during the second half of the year.

Margins and operating expenses

The Company’s ambition is to generate a competitive return on sales. With best-in-class operating margins of 16 (20) percent and 13 (17) percent excluding Sony Ericsson, the Company continued to perform well, albeit at lower than recent year’s levels due to the development within Networks previously described. Professional Services’ operating margins were stable at 15 (14) percent even with the strong sales growth of managed services. Multimedia showed mixed results over the year and in general is performing at a break-even level despite the large R&D investments in IPTV and IMS. Sony Ericsson contributed 3.8 (3.2) percentage points to the operating margin.

Operating margin was lower as a result of Networks’ gross margin facing unexpected pressure during the second half of the year. Operating expenses as a percentage of net sales increased slightly. Some of the acquired companies had a higher proportion of operating expenses relative to sales. The Company also increased sales and marketing expenses to support the integration and personnel training of Ericsson’s sales and marketing staff to support the broader product portfolio.

With a slower market growth and increased pressure on margins, the Company will need to make larger than normal cost reductions. Therefore, an acceleration of operational excellence (i.e. process efficiency) activities will be undertaken. Cost savings of SEK 4 billion will be made with full effect in 2009. All parts of the business will be affected. The main focus areas are SG&A, sourcing, supply and service delivery. The one-time charges are estimated to be SEK 4 billion, which will be taken as each activity is decided.

Other income statement items

Ericsson’s 50 percent share of Sony Ericsson Mobile Communications’ pre-tax income increased from SEK 5.9 billion in 2006 to SEK 7.1 billion in 2007.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Other operating income declined to SEK 1.7 billion from SEK 3.9 billion in 2006, when Ericsson made a capital gain upon the divestment of the Defense business.

The financial net decreased slightly from SEK 0.2 billion in 2006 to SEK 0.01 billion in 2007 due to reduced cash and increased borrowings.

Income after financial items was SEK 30.7 (36.0) billion.

Net income attributable to stockholders of the Parent Company decreased to SEK 21.8 (26.3) billion. Diluted earnings per share were SEK 1.37 (1.65).

Balance Sheet

Total assets amounted to SEK 245.1 (214.9) billion at year-end. The main items contributing to the 14 percent increase were assets related to acquisitions and higher trade receivables, reflecting high seasonal business activity in the last quarter of the year due to a higher completion rate of large projects, especially in markets with longer payment terms.

Deferred tax assets decreased by SEK 1.9 billion net to SEK 11.7 billion. Utilization of tax loss carryforwards was SEK 2.5 billion while acquisitions added SEK 2.0 billion during the year.

Net cash decreased from SEK 40.7 billion to SEK 24.3 billion, mainly as a result of acquisition and build up of working capital for turnkey projects.

Maturing borrowings were refinanced. Long-term committed credit facilities were increased from USD 1 billion to USD 2 billion to improve flexibility to manage volatility if necessary. Payment readiness was 64.7 (67.5) billion.

Equity increased to SEK 135 (120.9) billion and the equity ratio decreased to 55.1 (56.2) percent.

Return on Capital Employed (ROCE) was 20.9 percent compared to 27.4 percent in 2006.

RETURN ON CAPITAL EMPLOYED 2005–2007

Percent
2005	28.7
2006	27.4
2007	20.9

Off balance sheet arrangements

There are currently no material off-balance sheet arrangements that have or would be reasonably likely to have a current or anticipated effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Cash flow

Cash flow from operating activities was SEK 19.2 (18.5) billion, of which SEK 12 (11) billion was generated in the fourth quarter. The strong ending of 2007 is mainly due to the decrease in working capital as a result of a high completion rate for turnkey projects. The cash conversion improved from 57 percent in 2006 to 66 percent in 2007. Net operating assets increased by SEK 10.1 billion, reflecting continued working capital build-up in turnkey projects and particulary in trade receivables (which increased by SEK 9.4 billion).

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

The scope of a managed services agreement was renegotiated to allow for network sharing. This resulted in advance payments of SEK 3.2 billion, of which half affected the operational cash flow and the other half affected financing activities.

Ericsson’s share of Sony Ericsson’s operating income before tax for 2007 was SEK 7.1 billion and SEK 3.9 billion was received as dividend during the year.

CASH FLOW

SEK billion	2007	2006	20051)
Income reconciled to cash	29.3	32.5	35.1
Changes in operating net assets	-10.1	-14.0	-10.0

Cash flow from operating activities	19.2	18.5	25.1
Cash flow from investing activities	-27.5	-14.9	1.0

Cash flow before financing activities	- 8.3	3.6	26.1
Cash flow before financing activities adjusted for acquisitions/divestments and short-term investments	14.4	12.4	19.6

Cash flow from financing activities	6.3	-15.4	-6.1

Cash conversion2)	66%	57%	72%

1)	Excluding pension trust fund (Sweden).
2)	Cash flow from operating activities divided by net income reconciled to cash.

Cash flow from investing activities was SEK –27.5 (–14.9) billion, of which SEK –26.3 (–18.1) billion were used for acquisitions, SEK –4.7 (3.0) billion for capital expenditures and other investment activities and SEK 3.5 (6.2) billion in short-term investments. Cash flow before financing activities adjusted for the major acquisitions/divestments as well as the short-term investments amounted to 14.4 (12.4) billion. Cash flow from financing activities was SEK 6.3 (–15.4) billion and mainly consisted of a bond issue in the second quarter of SEK 11.1 billion less shareholder dividends of SEK 7.9 billion. In certain countries, there are legal or economic restrictions on the ability of subsidiaries to transfer funds to the Parent Company in the form of cash dividends, loans or advances. Such restricted cash amounted to SEK 5.8 (5.8) billion.

Inventory Turnover (ITO) and Days Payable were improved somewhat compared to 2006. However, Days Sales Outstanding (DSO) increased due to growth in turnkey projects and in markets with longer payment terms. Efforts to further improve capital efficiency and cash conversion will continue.

WORKING CAPITAL EFFICIENCY MEASURES

	Target		2007	2006	2005
Days Sales Outstanding (DSO)	<	90	102	85	81
Inventory Turnover (ITO)	>	5.5	5.2	5.2	5.0
Payable Days	>	60	57	54	52

Capital expenditures

We continuously monitor the Company’s capital expenditures and evaluate whether adjustments are necessary in light of market conditions and other economic factors. Capital expenditures are typically investments in test equipment used to develop, manufacture and deploy network equipment. However, the increase in capital expenditures from 2006 to 2007 came mainly from investments needed to support the rapidly growing services business and establish stronger presence in certain markets.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

The following table summarizes annual capital expenditures during the five years ended December 31, 2007:

CAPITAL EXPENDITURES 2003–2007

SEK billion	2007	2006	2005	2004	2003
Capital expenditures	4.3	3.8	3.4	2.5	1.8
of which Sweden	1.3	1.0	1.0	1.1	1.1
as percent of net sales	2.3%	2.2%	2.2%	1.9%	1.5%

Excluding acquisitions, we do not expect capital expenditures in relation to sales to differ significantly in 2008, remaining at roughly 2 percent of sales. In addition to normal capital expenditures, there are commitments to repay SEK 3.1 billion of debt. With a net cash position at year-end of SEK 24.3 (40.7) billion, we expect the Company to be able to cover all capital expenditure plans and customer financing commitments for 2008 by using funds generated from operations with no additional borrowing required.

We believe the properties that the Company now occupies are suitable for its present needs in most locations. As of December 31, 2007, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

CREDIT RATINGS

Both Moody’s and Standard & Poor’s (S&P) credit rating agencies raised Ericsson’s credit rating during 2007, although S&P lowered their outlook from stable to negative on November 27, 2007. At year-end, ratings of Ericsson’s creditworthiness were Baa1 for Moody’s and BBB+ for S&P, both of which are considered to be “Investment Grade.”

ERICSSON CREDIT RATINGS YEAR END 2005–2007

	2007	2006	2005
Moody’s	Baa1	Baa2	Baa3
Standard & Poor’s	BBB+	BBB–	BBB–

RESEARCH AND DEVELOPMENT

A robust R&D program is essential to Ericsson’s competitiveness and future success. With most R&D invested in mobile communications network infrastructure, Ericsson’s program is one of the largest in the industry. The efficiency of the R&D activities has been improved, enabling a faster time to market for products and increased investment in new areas such as multimedia solutions while decreasing R&D as a percentage of sales. The Company reduced R&D lead time more than 25 percent this year and have reached their target of a 50 percent reduction in time to market one year ahead of plan.

R&D PROGRAM

	2007	2006	2005
Expenses (SEK billion)	28.8	27.5	24.1
As percent of sales	15.4%	15.3%	15.7%
Employees within R&D at December 311)	19,300	17,000	16,500
Patents1)	23,000	22,000	20,000

1)	The number of employees and patents are approximate.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

During 2008, R&D expenses, including the amortization of intangible assets from acquisitions, are expected to remain roughly the same in absolute terms as for the annualized run rate during the second half of 2007, i.e. ~SEK 30-31 billion. Currency translation effects could affect the actual level of reported spending.

PARTNERSHIPS AND JOINT VENTURES

During 2007, Sony Ericsson Mobile Communications reported strong unit volume and sales increases, which caused their income before tax to improve significantly from last year. The improved performance is mainly the result of focusing on imaging, music and enterprise phones, while at the same time increasing the number of lower priced models. Sony Ericsson’s ambition is to achieve continued profitable growth through the combination of technologies and expertise from their parent companies to better leverage their own capabilities.

Each parent company was paid a dividend of EUR 424 million. The joint venture results are accounted for in accordance with the equity method. For more information, see also Notes to the Consolidated Financial Statements—Note C1, “Significant Accounting Policies”.

SONY ERICSSON RESULTS 2005–2007

	2007	Percent change	2006	2005
Units sold (millions)	103.4	38%	74.8	51.2
Sales (EUR m.)	12,916	18%	10,959	7,268
Income before tax (EUR m.)	1,574	21%	1,298	512
Net income (EUR m.)	1,114	12%	997	350
Ericsson’s share of Income before tax (SEK billion)	7.1	21%	5.9	2.3

For more information on transactions with Sony Ericsson, please see also Notes to the Consolidated Financial Statements—Note C30, “Related Party Transactions”.

ACQUISITIONS AND DIVESTMENTS

Acquisitions or divestments completed during 2005, 2006 or 2007 are described in the tables “Acquisitions 2005–2007” and “Divestments 2005–2007”.

In total, the company has spent SEK 42.4 billion net in acquisitions/divestments during the last three years (2005–2007).

Acquisitions were made for SEK 26.3 billion in 2007, SEK 18.1 billion in 2006 and SEK 1.2 billion in 2005. Divestments were made for SEK 0.1 billion in 2007, SEK 3.1 billion in 2006 and SEK 0.03 billion in 2005. For more information, please see Notes to the Consolidated Financial Statements, Note C26 “Business Combinations”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

ACQUISITIONS 2005-2007

Company	Description	Date
HyC	Spanish company with around 110 employees that specialize in design and systems integration of IPTV networks.	Dec 30, 2007

LHS	German provider of post-paid billing and customer care systems for wireless, wireline, and IP telecom markets. Purchase price SEK 2.7 billion.	Oct 1, 2007

Drutt	Swedish company, with around 85 employees, that develops Mobile Service Delivery Platform which enables mobile operators to mobilize and charge for any content to any device, over any delivery channel.	June 28, 2007

Tandberg Television	Norwegian global supplier of products for digital TV solutions, including IPTV, HDTV, video on demand, advertising on demand and interactive TV applications. Purchase price SEK 9.8 billion.	May 1, 2007

Mobeon	Swedish company, with around 130 employees that develop IP messaging software technology.	Mar 15, 2007

Entrisphere	US-based company, with around 140 employees, that develops gigabit passive optical network (GPON) technology for fixed broadband access, i.e. FTTx.	Feb 12, 2007

Redback Networks	US supplier of multi-service routing platform for broadband services such as VoIP, IPTV and Video On-Demand. Purchase price SEK 14.8 billion.	Jan 23, 2007

Distocraft Oy	Assets of Finnish company specialized in software development and with around 40 employees that develop mobile network performance management systems.	Aug 31, 2006

Netwise	Swedish-based supplier of software for presence management, team collaboration, integration of mobile phones, IP telephony and multimedia for enterprise.	Aug 11, 2006

Marconi assets	Certain assets related to broadband access, optical and radio transmission, data networks and service layer were acquired from UK-based Marconi. Purchase price SEK 19.4 billion.	Jan 23, 2006

TUSC	Australian company, with around 80 employees, specializes in systems integration for telecommunications, utilities and enterprises.	Nov 24, 2005

Axxessit	Norway-based technology company that supplies multi-service next-generation SDH metro transmission equipment.	Sept 13, 2005

Teleca OSS	Swedish company with around 40 employees, supplier of service assurance, network management and operator charging solutions as well as other tools to improve the quality of operator services toward consumers.	July 4, 2005

NetSpira Networks	Spanish company with around 20 employees, that provides software for content aware and event based charging.	June 3, 2005

Ericsson S.p.A.	In the first quarter 2005, a Residual Public Offer was launched for the remaining shares in Ericsson S.p.A. in Italy and subsequently Ericsson S.p.A. was delisted from the Milan Stock Exchange. Purchase price SEK 0.6 billion.	1Q 2005

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

DIVESTMENTS 2005-2007

Company	Description	Date
Ericsson Microwave Systems (EMW)	Swedish provider of radar, command and control systems for defense applications. Cash flow effect SEK 3.1 billion.	Sept 1, 2006

Shares in Anoto	Swedish company that licenses a digital pen and paper technology.	May 30, 2005

MATERIAL CONTRACTS AND CONTRACTUAL OBLIGATIONS

Ericsson is party to certain agreements which include provisions that may take effect, be altered or cease to be valid due to a change in control of the Company, as a result of a public takeover offer. Such provisions are not unusual for certain types of agreements such as joint-venture agreements, financing agreements and certain license agreements. However, none of the agreements that Ericsson currently has in effect would entail any material consequences due to a change in control of the Company.

Material contractual obligations are outlined in the following table. Operating leases are mainly related to offices and production facilities. Purchase obligations are related mainly to outsourced manufacturing, R&D and IT operations and to components for our own manufacturing. Except for those transactions previously described in this report, Ericsson has not been a party to any material contracts over the past three years other than those entered into during the ordinary course of business.

CONTRACTUAL OBLIGATIONS 2007

	Payment due by period
(SEK million)	Total	<1 Year	1-3 Years	3-5 Years	>5 Years
Long-term debt1)2)	23,659	3,625	7,968	3,630	8,436
Capital lease obligations3)	1,875	171	284	210	1,210
Operating leases3)	11,895	3,147	3,708	2,308	2,732
Other non-current liabilities	1,714	102	132	147	1,333
Purchase obligations4)	9,376	9,376	—	—	—
Trade Payables	17,427	17,427	—	—	—
Commitments for customer financing5)	4,185	4,185	—	—	—

Total	70,131	38,033	12,092	6,295	13,711

1)	Including interest payments.
2)	See also Notes to the Consolidated Financial Statements—Note C20, “Financial Risk Management and Financial Instruments”.
3)	See also Notes to the Consolidated Financial Statements—Note C27, “Leasing”.
4)	The amounts of purchase obligations are gross, before deduction of any related provisions.
5)	See also Notes to the Consolidated Financial Statements—Note C14, “Trade Receivables and Customer Financing”.

CORPORATE GOVERNANCE

In accordance with the Swedish code of corporate Governance, a separate Corporate Governance Report including an Internal Control section has been prepared. There have been no amendments or waivers to Ericsson’s Code of Business Ethics for any Director or member of management.

A separate Corporate Responsibility Report is also published, addressing Ericsson’s activities regarding social responsibility, environmental and human resource issues.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

The corporate bodies involved in the governance of Ericsson are:

•	The shareholders through voting in annual general meetings or extraordinary general meetings and their appointed Nomination Committee for nomination of members of the Board and auditors

•	The Board of Directors and its Finance, Remuneration and Audit Committees

•	The President and CEO

•	The management

•	The external auditors

The Board of Directors works according to Work Procedures that outlines rules regarding the distribution of tasks between the Board and its Committees as well as between the Board, its Committees and the President and CEO. The external auditors examine the financial reports and assess the management by the Board of Directors and the President and CEO.

Ericsson’s operations are governed by its Ericsson Group Management System, consisting of:

•	Ericsson’s organization, with its segregation of duties distribution of work and delegation of authority.

•	Group policies and directives, including a code of Business Ethics.

•	Group-wide standard business processes, including processes for strategy and target setting as well as operational processes and processes for accounting, financial reporting and disclosure.

For more information regarding the Board of Directors and its committees, please see the Corporate Governance Report.

Changes to the Board membership

The Board of Directors is elected each year at the Annual General Meeting for the period until the next Annual General Meeting. At the Annual General Meeting on April 11, 2007, the following board members were re-elected: Michael Treschow as Chairman of the Board, Marcus Wallenberg and Sverker Martin-Löf as Deputy Chairmen, Sir Peter L. Bonfield, Ulf J. Johansson, Nancy McKinstry, Börje Ekholm, Katherine Hudson, Anders Nyrén and Carl-Henric Svanberg.

Board remuneration

Members of the Board who are not employees of the Company have not received any compensation other than the fees paid for Board duties as outlined in Notes to the Consolidated Financial Statements—Note C29, Information Regarding Employees, Members of the Board of Directors and Management. Members and Deputy Members of the Board who are employees (i.e. the CEO and the employee representatives) have not received any remuneration or benefits other than their normal employee entitlements, with the exception of a small fee paid to the employee representatives for each Board meeting attended.

RISK MANAGEMENT

Risk taking is an inherent part of doing business. Risks and opportunities are managed in our strategy and target setting processes and in all operational processes. Risks are identified, probability of occurrence assessed and potential consequences estimated. Actions are then taken to reduce or mitigate the risk exposures and limit potential unfavorable consequences. Controls and monitoring activities are in place to ensure effective risk management.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

We broadly categorize risks into operational risks and financial risks. We also manage risks related to financial reporting and compliance with applicable laws and regulations. Our approach to risk management reflects the scale and diversity of our business activities and balances central coordination and support with delegated risk management responsibilities within each operational unit.

For more information on risks related to our business, see also Risk Factors on page 144.

Operational risk management

Risk management has been integrated within the Ericsson Group Management System and each business process. The operational risk management framework applies universally across all business activities and is based on the following principles:

•

Risks are dealt with on three levels to ensure operational effectiveness, efficiency and business continuity: in the strategy process, in annual target setting and within ongoing operations by transaction (e.g. customer bids/contracts, acquisitions, investments, product development projects) and by process.

•

In the strategy and target setting processes, a balanced scorecard approach is used to ensure a comprehensive assessment of risks and opportunities across several perspectives: financial, customer/market, product/innovation, operational efficiency and employee empowerment.

•

In the strategy process, objectives are set for the next five years. Risks are then assessed and strategies developed to achieve these objectives. To ensure that actions are taken to realize the strategies, focus areas are identified to be included in the near-term planning and target setting for the upcoming year. The five-year strategy and one-year targets are approved annually by the Board of Directors.

•	Each risk is owned and managed by an operational unit that is held accountable and monitored through unit steering groups and Group Management.

•

Approval limits are clearly established with escalation according to defined delegations of authority. Certain risks, such as information security/IT risks, corporate responsibility risks, physical security risks and insurable risks are centrally coordinated. A crisis management council is established to deal with ad hoc events of a serious nature, as necessary.

Financial risk management

We have an established policy governing the Group’s financial risk management. This is carried out by the treasury function within the parent company and by a customer finance function. These are both supervised by the finance committee of the Board of Directors.

The policy governs identified financial risk exposures regarding:

•

Foreign exchange risks, as the Company has significant transaction volumes and assets and liabilities in currencies other than SEK. The largest foreign exchange exposure was towards the USD and related currencies, which represented approximately 50 percent of sales in 2007. Spending exposure towards USD was approximately 35 percent. A variety of hedging activities are used to manage parts of the foreign exchange risks.

•	Interest rate risks, as the values of cash and bank deposits, borrowings and post-employment liabilities as well as related interest income and expenses are exposed to changes in interest rates.

•	Credit risks in trade and customer finance receivables, including credit risk exposures in identified high-risk countries, as well as credit risks regarding counterparties in financial transactions,

•	Liquidity and financing risks, where the company’s treasury function manages the company’s liquidity through monitoring of its payment readiness and refinancing needs and sources.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

During 2007, there have not been any defaults in the payment of principal or interest, or any other material default relating to the indebtedness of Ericsson.

For further information on objectives, policies and strategies for financial risk management, see notes to the Consolidated Financial Statements—Note C14, Trade Receivables and Customer Financing, Note C19, Interest-Bearing Liabilities and Note C20, Financial Risk Management and Financial Instruments.

Financial Reporting Risks

To ensure accurate and timely reporting that is compliant with financial reporting standards and stock market regulations, we have adopted accounting policies and implemented financial reporting and disclosure processes and controls. Please refer to the report on internal control over financial reporting, included in our corporate Governance report.

Compliance Risks

The Company have implemented a number of policies to ensure compliance with applicable laws and regulations, including a Code of Business Ethics, covering among other areas: labor laws, trade embargoes, environmental regulations, corruption, fraud and insider trading. Regular training is conducted in this area in the form of seminars as well as e-learning on internal training web sites where employees take courses and tests and get certificates for passed courses.

Internal audits are routinely conducted in the areas of trade compliance, fraud, security, health and safety, the environment and supply chain management. During 2007, the company also included audits of the internal implementation of the code of Conduct.

CORPORATE RESPONSIBILITY

Corporate Responsibility (CR) is about integrating the environmental, social and ethical imperatives into the way the Company works and throughout its value chain. The Company ensures that it has the controls in place to minimize risks and also strives to generate positive business impacts by connecting the core business to the betterment of society. Ericsson believes this leads to an enduring capability for value creation as well as a competitive advantage.

Ericsson supports the UN Global Compact and its ten guiding principles. The Company sees these principles not only as guiding principles, but also as a prerequisite for sound, long-term business. As such, Ericsson is committed to responsible business practices for sustainable economic growth from which all the Company’s stakeholders benefit. This commitment to employees, customers, shareholders and the broader global community is underscored by external recognition of the Company’s efforts. During 2007, ericsson was again included in the FTSE 4Good and was the only company in its sector to be noted on the carbon Disclosure project’s (CDP) global leadership index, and ranked 3rd overall on the CDP’s Nordic Index.

Ericsson publishes a separate corporate responsibility Report annually, which provides comprehensive information about the Company’s corporate responsibility and related activities.

Human Rights

Ericsson believes that publicly available and affordable telecommunications is a fundamental prerequisite for social and economic development. as one of the world’s largest providers of communications equipment and services, the Company plays a vital role in achieving this objective, especially in emerging markets. Ericsson

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

joined the Business Leaders’ Initiative on Human rights (BLIHR) in 2006. BLIHR aims to find practical applications of the universal Declaration of Human rights within a business context and to inspire other businesses to do likewise. Ericsson’s participation in BLIHR reinforces a longstanding commitment to human rights and corporate responsibility activities.

Ericsson has undertaken a number of measures to demonstrate that it is a force for good in emerging markets. For example, during 2007 Ericsson commissioned McGrigors Rights, an independent third party, to perform a Human Rights Impact Assessment on Ericsson’s operations in Sudan. Overall it was concluded that Ericsson can demonstrate non-complicity in human rights abuses and convincing “substantial actions” for investors and concerned stakeholders regarding its business operations in Sudan. The full results are presented in Ericsson’s 2007 corporate responsibility report. it should be noted that Ericsson is not included on the Sudan Divestment Task Force’s list of divestment targets.

Community Involvement

The Company is committed to being a responsible member of the global society and of the local communities in which it operates. During 2007, a CR sponsorship Directive was established to ensure that all CR sponsorships are connected to the use of telecommunications to support social and/or environmental causes.

Ericsson believes that telecommunication, by its very nature, has a constructive role to play in the proactive engagement in local economic, environmental and social challenges. Ericsson is encouraging economic growth in emerging markets through its communication for all program.

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

During 2007, after an earthquake in Peru, Ericsson Response provided support to the relief operation in cooperation with IFRC. In cooperation with the Swedish rescue services agency (SRSA), Ericsson Response supported the UN in the establishment of operational offices in the Central African Republic. In addition, Ericsson was the winner of the 2007 PMI (Project Management Institute) Community Advancement Through Project Management Award.

Employees are encouraged and empowered to make positive individual contributions to the world around them. Their contributions take many forms, determined by the employees according to local needs. for example, they may be in the fields of health care, social and humanitarian aid, scholarships and other educational support, art and culture, the environment or children’s welfare as well as many other activities.

Energy and Environment

Ericsson’s most significant environmental impact relates to the energy consumed by the operation of its products during their active life time. The Company has set ambitious targets in this area. By the end of 2008, the Company intends to improve the energy efficiency of its 3G/WCDMA radio base station portfolio by up to 80 percent, from a 2001 baseline. Performance on annual improvement targets is included in the Corporate Responsibility Report.

The Company continues to work actively in developing energy efficient products and green site solutions, including solar, wind, fuel cell and biofuel technologies. Ericsson introduced a number of innovative hardware and software solutions during the year, including the radio base station power saving feature, and the Ericsson Tower Tube—a completely new, environmentally designed, site concept.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

During 2007, Ericsson was awarded both the Elektra European Electronic Industry Clean Design award for its energy efficient power modules and the Energy-Efficiency Innovation award by the China Center for Information Industry Development (CCID).

We believe that the Company is in compliance with all material environmental, health and safety laws and regulations required by its operations and business activities. Ericsson provides public information on radio waves and health and supports independent research to further increase knowledge in this area. Ericsson currently co-sponsors more than 45 different ongoing research projects related to electromagnetic fields (EMF), radio waves and health. Since 1996 the Company has supported more than 90 studies. Public health authorities and independent expert groups have reviewed the total amount of research. They have consistently concluded that the balance of evidence does not demonstrate any health effects associated with radio wave exposure from either mobile phones or radio base stations.

From August 13, 2005, Ericsson has complied with the EU Directive on Waste Electrical and Electronic Equipment (WEEE). Ericsson’s global end-of-life treatment program is called the Ecology Management Provision, and was initiated three years before the WEEE requirements became law in the EU. This proactive approach gives Ericsson an effective tool to meet waste-management challenges in all markets around the world. From July 1, 2006, Ericsson is in compliance with the EU Directive on Reduction of Hazardous Substances (RoHS). Ericsson is assessing the effects of the June 1, 2007, European Community’s REACH (Registration, Evaluation, Authorization and limitation of Chemicals) regulation to ensure timely compliance with its requirements.

Employees

Every year, an employee opinion survey is conducted with a high level of employee participation. The continued high participation rate of 90 percent reflects employee recognition that management actively uses the survey as a tool to further develop the workforce satisfaction and performance. Management’s main ambition going forward is to sustain the current level of excellence and encourage an even higher level of employee participation.

Employee headcount at year-end was 74,011 (63,781). Most of the additions were due to acquisitions of Redback, Tandberg and LHS as well as part of outsourcing agreements with operators to support the growing managed services business. During the year, 6,657 (6,432) employees departed while 16,887 (14,158) joined the Company. Please see Notes to the Consolidated Financial Statements—Note C29, Information Regarding Employees, Members of the Board of Directors and Management.

Executive Remuneration

The Board, through its Remuneration Committee continues to be mindful of the debates around the world on executive salaries and benefits. We remain confident that current policies and practices concerning authorization, compliance and control of senior executive remuneration within Ericsson are appropriate and reasonable. Principles for remuneration and other employment terms for top executives were approved by the Annual General Meeting 2007 and are further described in Notes to the Consolidated Financial Statements—Note C29, Information Regarding Employees, Members of the Board of Directors and Management.

The proposed remuneration policy for Group Management for 2008 remains materially the same as the policy resolved by shareholders for 2007, which is described in Note 29.

The Board of Directors’ proposal for implementation of a Long Term Variable compensation plan for 2007 and transfer of shares in connection therewith was not approved by shareholders at the Annual General Meeting on April 11, 2007. At a subsequent Extraordinary General Meeting on June 28, 2007, Ericsson shareholders

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

agreed and approved a slightly modified Long Term Variable Compensation Program 2007 for all employees. As of December 31, 2007, there were no loans outstanding from, and no guarantees issued to or assumed by Ericsson for the benefit of any member of the Board of Directors or senior management. Please see Notes to the Consolidated Financial Statements—Note C29, Information Regarding Employees, Members of the Board of Directors and Management.

LEGAL AND TAX PROCEEDINGS

In the fall of 2007, Ericsson was named as a defendant in three putative class action suits filed in the United States District Court for the Southern District of New York. The complaints allege violations of the United States securities laws principally in connection with Ericsson’s October 2007 profit warning. At the conclusion of various pending procedural motions and after plaintiffs file a consolidated amended class action complaint, Ericsson intends to seek the dismissal of the lawsuits.

Following issuance of the third-quarter profit warning, the OMX Nordic Exchange Stockholm brought an inquiry to determine whether the Company appropriately issued the profit warning and made appropriate disclosure at the November 20 management briefing. The Company believes it has complied fully with all stock market and other obligations, and is cooperating fully with the inquiry. The Financial Services Authority in England has initiated a similar inquiry.

Ericsson, Sony Ericsson Mobile Communications and the Korean handset manufacturer Samsung have settled the companies’ multiple patent litigations in the US, UK, Germany and the Netherlands, including the proceedings in the US International Trade Commission (ITC) under Section 337 of the Tariff Act of 1930.

In October 2005, Ericsson filed a complaint with the European Commission requesting that it investigate and stop US-based Qualcomm’s anti-competitive conduct in the licensing of essential patents for 3G mobile technology. At the same time, Broadcom, NEC, Nokia, Panasonic Mobile Communications and Texas Instruments each filed similar complaints claiming Qualcomm is violating EU competition law and failing to meet the commitments Qualcomm made to international standardization bodies around the world that it would license its technology on fair, reasonable and non-discriminatory terms. The Commission opened a first-phase investigation in December of 2005. In August 2007, it decided to conduct an in-depth investigation of the case as a matter of priority.

Together with most of the mobile communications industry, Ericsson has been named as a defendant in six class action lawsuits in the United States where plaintiffs alleged that adverse health effects could be associated with the use of mobile phones. In 2006, plaintiffs voluntarily dismissed four of those lawsuits. The two remaining cases are currently pending in the federal court in Pennsylvania and the Superior Court of the District of Columbia.

In another suit filed in the US, Freedom Wireless inc., a technology company, sued Cingular Wireless LLC and Ericsson claiming the two defendants built their prepaid wireless telephone service on Freedom Wireless’ patents that allow mobile telephone customers to purchase increments of airtime for any mobile phone.

Ericsson is engaged in litigation with an Australian company, QPSX, in the Federal Court of Australia. QPSX’s claim relates to an alleged breach by Ericsson of a patent license agreement. Ericsson has contested the claim. In April 2007, QPSX filed a patent infringement lawsuit against Ericsson et al. in the Eastern District of Texas alleging Ericsson infringed a QPSX patent related to asynchronous transfer mode (“ATM”) technology.

In December 2006, the Stockholm City Court acquitted all current or former employees of the Parent Company who had been indicted by the Swedish National Economics Crimes Bureau for evasion of tax control. This judgment has in part been appealed by the prosecutor. The Svea Court of Appeals will hold its main hearing in the first half of 2008.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

For income tax purposes, Swedish fiscal authorities have disallowed deductions for sales commission payments via external service companies to sales agents in certain countries. Most of these taxes have already been paid. The decision covering the fiscal year 1999 was appealed. In December 2006, the County Administrative Court in Stockholm rendered a judgment in favor of the fiscal authorities. Also this judgment has been appealed.

PARENT COMPANY

The Parent Company business consists mainly of corporate management, holding company functions and internal banking activities. The Parent Company business also includes customer credit management, performed on a commission basis by Ericsson Credit AB.

The Parent Company is the owner of the majority of Ericsson’s intellectual property rights. It manages the patent portfolio, including patent applications, licensing and cross-licensing of patents and defending of patents in litigations.

The Parent Company has 7 (7) branch offices. In total, the Group has 55 (51) branch and representative offices.

Net sales for the year were SEK 3.2 (2.6) billion and income after financial items was SEK 14.7 (13.6) billion. Patent license fees are included in net sales from 2007, instead of in other operating income and expenses. Prior years have been restated accordingly. Exports accounted for 59 percent of net sales in 2007 (63 percent of adjusted net sales in 2006). No consolidated companies were customers of the Parent Company’s sales in 2007 or 2006, while 46 percent (29 percent in 2006) of the Company’s total purchases of goods and services were from such companies. Major changes in the Parent Company’s financial position for the year include increased investments in subsidiaries of SEK 30.3 billion, mostly attributable to the Tandberg, Redback, Entrisphere and LHS acquisitions; decreased other current receivables of SEK 2.2 billion; decreased cash and bank and short-term investments of SEK 8.4 billion; increased notes and bond loans of SEK 11.1 billion through the bond issue program; and increased current and non-current liabilities to subsidiaries increased by SEK 4.7 billion. At year-end, cash and bank and short-term investments amounted to SEK 45.6 (54.0) billion.

As per December 31, 2007, Ericsson had 16,132,258,678 shares. The shares were divided into 1,308,779,918 Class A shares, each carrying one vote, and 14,823,478,760 Class B shares, each carrying one-tenth of one vote. The two largest shareholders at year-end were Investor and Industrivärden holding 19.49 percent and 13.36 percent respectively of the voting rights in the Company.

In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 19,022,349 shares from treasury stock were sold or distributed to employees during the year. The quota value of these shares is SEK 19.0 million, representing less than 1 percent of capital stock, and compensation received amounted to SEK 103.7 million. The holding of treasury stock at December 31, 2007, was 231,991,543 Class B shares. The quota value of these shares is SEK 232.0 million, representing 1 percent of capital stock and related acquisition cost amounts to SEK 516.2 million.

PROPOSED DISPOSITION OF EARNINGS

The Board of Directors proposes that a dividend of SEK 0.50 (0.50) per share be paid to shareholders duly registered on the record date of April 14, 2008, and that the Company shall retain the remaining part of non-restricted equity. The Class B treasury shares held by the Parent Company are not entitled to receive a dividend.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Assuming that no treasury shares remain within the Company on the record date, the Board of Directors proposes that earnings be distributed as follows:

Amount to be paid to the shareholders	SEK 8,066,129,339
Amount to be retained by the Parent Company	SEK 27,158,601,830

Total non-restricted equity of the Parent Company	SEK 35,224,731,169

As a basis for its proposal for a dividend, the Board of Directors has made an assessment in accordance with Chapter 18, Section 4 of the Swedish Companies Act of the Parent Company’s and the Group’s need for financial resources as well as the Parent Company’s and the Group’s liquidity, financial position in other respects and long-term ability to meet their commitments. The Group reports an equity ratio of 55.1 (56.2) percent and net cash amounts to SEK 24.3 (40.7) billion.

The Board of Directors has also considered the Parent Company’s result and financial position and the Group’s position in general. In this respect, the Board of Directors has taken into account known commitments that may have an impact on the financial positions of the Parent Company and its subsidiaries.

The proposed dividend does not limit the Group’s ability to make investments or raise funds, and it is our assessment that the proposed dividend is well-balanced considering the nature, scope and risks of the business activities as well as the capital requirements for the Parent Company and the Group.

POST-CLOSING EVENTS

Divestment of enterprise PBX solutions

On February 18,2008, Ericsson announced the divestment of its enterprise PBX solutions business to the Canadian company Aastra Technologies. The agreement involves transfer of approximately 630 employees of which some 360 are based in Sweden. The transaction is expected to close in April 2008.

Ericsson’s enterprise PBX solutions business includes IP PBX, converged PBX systems and branch office solutions. Sales in 2007 amounted to approximately SEK 3 billion. The purchase price is SEK 650 million excluding net of assets and liabilities. A capital gain of approximately SEK 200 million is expected.

On March 19, 2008, Sony Ericsson announced that moderating sales growth of mobile phone units is expected to negatively impact net sales and net income before tax for the first quarter of 2008. Sony Ericsson further announced that it expects gross margin to remain relatively stable for the first quarter of 2008 compared with the first quarter of 2007.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Telefonaktiebolaget LM Ericsson (publ):

We have completed integrated audits of Telefonaktiebolaget LM Ericsson (publ)’s 2007 and 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2007, and 2006, and an audit of its 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of recognized income and expense and cash flow statements present fairly, in all material respects, the financial position of Telefonaktiebolaget LM Ericsson and its subsidiaries at December 31, 2007, and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of sponsoring organizations of the tradeway commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting appearing under item 15(b) of the Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

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

Stockholm, April 16, 2008

PricewaterhouseCoopers AB

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

CONSOLIDATED INCOME STATEMENT

Years ended December 31, SEK million	Notes	2007	20061)	20051)
Net sales	C3, C4	187,780	179,821	153,222
Cost of sales		-114,059	-104,875	-82,764

Gross margin		73,721	74,946	70,458

Research and development expenses		-28,842	-27,533	-24,059
Selling and administrative expenses		-23,199	-21,422	-16,800

Operating expenses		-52,041	-48,955	-40,859

Other operating income and expenses	C6	1,734	3,903	1,090
Share in earnings of joint ventures and associated companies	C12	7,232	5,934	2,395

Operating income		30,646	35,828	33,084

Financial income	C7	1,778	1,954	2,653
Financial expenses	C7	-1,695	-1,789	-2,402

Income after financial items		30,729	35,993	33,335

Taxes	C8	-8,594	-9,557	-8,875

Net income		22,135	26,436	24,460

Net income attributable to:
Stockholders of the Parent Company		21,836	26,251	24,315
Minority interest		299	185	145

Other information
Average number of shares, basic (million)	C9	15,891	15,871	15,843
Earnings per share attributable to stockholders of the Parent Company, basic (SEK)	C9	1.37	1.65	1.53
Earnings per share attributable to stockholders of the Parent Company, diluted (SEK)	C9	1.37	1.65	1.53

1)	Revenues for intellectual property rights (IPR) related to products are included in Net sales instead of Other operating income. In 2006, SEK 2,038 million (SEK 1,400 million in 2005) of Other operating income were reclassified. Accordingly, the related cost previously reported as part of Research and development expenses is reported as Cost of sales or Selling and administrative expenses, depending on the nature of the cost. In 2006, SEK 388 million (SEK 395 million in 2005) of the costs were reclassified.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

CONSOLIDATED BALANCE SHEET

December 31, SEK million	Notes	2007	2006
ASSETS
Non-current assets
Intangible assets	C10
Capitalized development expenses		3,661	4,995
Goodwill		22,826	6,824
Intellectual property rights, brands and other intangible assets		23,958	15,649

Property, plant and equipment	C11, C26, C27	9,304	7,881
Financial assets
Equity in joint ventures and associated companies	C12	10,903	9,409
Other investments in shares and participations	C12	738	721
Customer financing, non-current	C12	1,012	1,921
Other financial assets, non-current	C12	2,918	2,409
Deferred tax assets	C8	11,690	13,564

		87,010	63,373
Current assets
Inventories	C13	22,475	21,470
Trade receivables	C14	60,492	51,070
Customer financing, current		2,362	1,735
Other current receivables	C15	15,062	15,012

Short-term investments	C20	29,406	32,311
Cash and cash equivalents	C20	28,310	29,969

		158,107	151,567
Total assets		245,117	214,940

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	C16	134,112	120,113
Minority interest in equity of subsidiaries	C16	940	782

		135,052	120,895
Non-current liabilities
Post-employment benefits	C17	6,188	6,968
Provisions, non-current	C18	368	602
Deferred tax liabilities	C8	2,799	382
Borrowings, non-current	C19, C20	21,320	12,904
Other non-current liabilities		1,714	2,868

		32,389	23,724
Current liabilities
Provisions, current	C18	9,358	13,280
Borrowings, current	C19, C20	5,896	1,680
Trade payables	C22	17,427	18,183
Other current liabilities	C21	44,995	37,178

		77,676	70,321
Total equity and liabilities1)		245,117	214,940

1)	Of which interest-bearing liabilities and post-employment benefits SEK 33,404 million (SEK 21,552 million in 2006).

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31, SEK million	Notes	2007	2006		2005
Operating activities
Net income		22,135	26,436	1)	24,460	1)
Adjustments to reconcile net income to cash	C25	7,172	6,060	1)	10,700	1)

		29,307	32,496		35,160

Changes in operating net assets
Inventories		-445	-2,553		-3,668
Customer financing, current and non-current		365	1,186		-641
Trade receivables		-7,467	-10,563		-5,874
Provisions and post-employment benefits		-4,401	-3,729		-15,574
Other operating assets and liabilities, net		1,851	1,652		7,266

		-10,097	-14,007		-18,491

Cash flow from operating activities		19,210	18,489		16,669

Investing activities
Investments in property, plant and equipment	C11	-4,319	-3,827		-3,365
Sales of property, plant and equipment		152	185		362
Acquisitions of subsidiaries and other operations	C26	-26,292	-18,078		-1,210
Divestments of subsidiaries and other operations	C26	84	3,086		30
Product development	C10	-1,053	-1,353		-1,174
Other investing activities		396	-1,070		13
Short-term investments		3,499	6,180		6,375

Cash flow from investing activities		-27,533	-14,877		1,031

Cash flow before financing activities		-8,323	3,612		17,700

Financing activities
Proceeds from issuance of borrowings		15,587	1,290		657
Repayment of borrowings		-1,291	-9,510		-2,784
Sale of own stock and options exercised		94	124		174
Dividends paid		-8,132	-7,343		-4,133

Cash flow from financing activities		6,258	-15,439		-6,086

Effect of exchange rate changes on cash		406	58		-288
Net change in cash		-1,659	-11,769		11,326

Cash and cash equivalents, beginning of period		29,969	41,738		30,412

Cash and cash equivalents, end of period	C20	28,310	29,969		41,738

1)	Minority interest is reported as net income instead of Adjustments to reconcile net income to cash. In 2006, SEK 185 million (2005 SEK 145 million) have been reclassified.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

Years ended December 31, SEK million	2007	2006	20051)
Income and expense recognized directly in equity:
Actuarial gains and losses related to pensions	1,208	440	-3,221
Revaluation of other investments in shares and participations
Fair value remeasurement reported in equity	2	-1	-3
Transferred to income statement at sale	—	—	-147
Cash Flow hedges:
Fair value remeasurement of derivatives reported in equity	584	4,100	-3,961
Transferred to income statement for the period	-1,390	-1,990	1,404
Transferred to balance sheet for the period	—	99	—
Changes in cumulative translation adjustments	-797	-3,119	4,265
Tax on items reported directly in/or transferred from equity	-73	-769	1,523

Total transactions reported in equity	-466	-1,240	-140
Net income	22,135	26,436	24,460

Total income and expense recognized for the period	21,669	25,196	24,320

Attributable to:
Stockholders of the Parent Company	21,371	25,101	24,028
Minority interest	298	95	292

1)	As from January 1, 2006, Ericsson has adopted the new option in IAS 19 to charge actuarial gains/losses to equity. Earlier periods have been restated accordingly.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

C1     SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements comprise Telefonaktiebolaget Lm Ericsson, the Parent Company, and its subsidiaries (“the company”) and the Company’s interest in associated companies and joint ventures. The Parent Company is domiciled in Sweden at Torshamnsgatan 23, 164 83 Stockholm.

The consolidated financial statements for the year ended December 31, 2007, have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU, RR 30:06 Additional rules for Group Accounting, related interpretations issued by the Swedish Financial Reporting Board (Rådet för Finansiell Rapportering), and the Swedish Annual Accounts act. Further the Company’s financial statements are prepared in accordance with IFRS as issued by IASB.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In light of the SEC’s rule release “Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards without reconciliation to US GAAP”, which became effective on March 4, 2008, reconciliation of equity and net income is not made to accounting principles generally accepted in the United States (US GAAP), neither in this annual report nor in the Company’s annual rapport on form 20F.

The financial statements were approved by the Board of Directors on February 22, 2008. The balance sheets and income statements are subject to approval by the annual general meeting of shareholders.

NEW STANDARDS AND INTERPRETATIONS ADOPTED AS FROM JANUARY 1, 2007

•

IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements—Capital Disclosures (effective from January 1, 2007). IFRS 7 introduces new disclosure requirements to improve the information about financial instruments.

The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The company applies IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

The new standard, IFRS 7, and the amendment to IAS 1 relate to changes in disclosure or presentation and has therefore not had any impact on financial result or position.

The following IFRICs have been applied as from January 1, 2007:

•	IFRIC interpretation 7 applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies.

This Interpretation provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency.

•	IFRIC 8 scope of IFRS 2.

This Interpretation applies to transactions when the identifiable consideration received appears to be less than the fair value of the equity instruments granted.

•	IFRIC 9 Reassessment of Embedded Derivatives.

This interpretation determines when an entity shall reassess the need for an embedded derivative to be separated.

•

IFRIC 10 Interim Financial Reporting and Impairment. An entity shall not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

None of the new IFRICs have had a significant impact on financial result or position.

Amendment issued by the Swedish Financial Reporting Board

In March 2007, an amendment to URA 43 Accounting for special payroll tax and tax on investment returns was issued. The amendment had no impact on the Company’s financial result or position due to the fact that the Company had applied the principles of this interpretation prior to the amendment.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CHANGES IN FINANCIAL REPORTING STRUCTURE

Business segments

Ericsson reorganized its operating structure as from January 1, 2007. From the first quarter report 2007, the Company’s financial reporting has been adapted to reflect this new structure. The Company also took this opportunity to make other modifications to further enhance transparency with additional disclosures.

Ericsson reports the following business segments: Networks, Professional Services, Multimedia and Phones, represented by the share in earnings of Sony Ericsson.

The changed segment reporting is in accordance with the objectives set forth in IAS 14 Segment reporting. The business activities previously reported in Other Operations have been merged into the new segments to better leverage the opportunities provided by internal business combinations.

Business segment Networks includes products for mobile and fixed broadband access, core networks, transmission and next-generation IP-networks. Related network rollout services are also included. In addition, the power modules and cables operations, previously reported under Other Operations, are now included within Networks, as well as the acquired operations of Redback and Entrisphere.

Business segment Professional Services includes all service operations, excluding network rollout reported under Networks. Services for systems integration of IP- and core networks previously reported as network rollout are now reclassified as professional Services. Sales of managed services as a part of the total Professional Services will continue to be disclosed, since this represents service revenues of a recurring nature. The acquired operation of HyC Group has been included in Professional Services.

Business segment Multimedia includes multimedia systems, previously reported under segment Systems, and enterprise solutions and mobile platforms, previously included in Other Operations. The acquired operations of Tandberg TV, Mobeon, LHS and Drutt have been included in Multimedia.

For each of the business segments, the Company has reported net sales and operating margin quarterly. In addition, the Company has continued to disclose sales of mobile systems, including relevant parts of Networks and Multimedia.

The nature of the acquisitions made during 2007, including those acquired within Multimedia, has not resulted in any significant addition or amendment to the accounting policies of the Company.

CHANGES IN ACCOUNTING POLICIES AND REPORTING

Royalty revenues for intellectual property rights

Within the consolidated income statement, royalty revenues for intellectual property rights (IPR) related to products are included as part of Net Sales instead of Other operating income. Accordingly, the related costs, previously reported as part of Research and development expenses, are reported as Cost of Sales or Selling and administrative expenses, depending on the nature of the costs.

Research and development expenses

These were prior to 2007 called “Research and development and other technical expenses” but are from 2007 renamed “Research and development expenses”. This change is only related to adoption of IFRS terminology and has not resulted in any changes of amounts.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement of cash flows

Cash flow from operations is disclosed as before, but the subtotals “Cash flow from operating investing activities” and “Cash flow before financial investing activities” are no longer reported. Note C25, “Statement of Cash Flows” includes additional breakdown of adjustments to reconcile net income to cash, operating net assets and investing activities.

BASIS OF PRESENTATION

The financial statements are presented in millions of Swedish Krona (SEK). They are prepared on a historical cost basis, except for certain financial assets and liabilities that are stated at fair value: derivative financial instruments, financial instruments held for trading, financial instruments classified as available-for-sale and plan assets related to defined benefit pension plans. Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less cost to sell.

BASIS OF CONSOLIDATION

The consolidated financial statements are prepared in accordance with the purchase method. Accordingly, consolidated stockholders’ equity includes equity in subsidiaries, associated companies and joint ventures earned only after their acquisition.

Subsidiaries are all companies in which Ericsson has an ownership interest and directly or indirectly, including effective potential voting rights, has a voting majority or in which Ericsson by agreement has control of or retains the majority of the residual or ownership risk of the entity. This means that the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. At acquisitions, consolidation is performed from the date control is transferred. At divestments, deconsolidation is made from the date when control ceases.

Intra-group balances and any unrealized income and expense arising from intra-group transactions are fully eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

ASSOCIATED COMPANIES AND JOINT VENTURES

Investments in associated companies, where voting stock interest including effective potential voting rights is at least 20 percent but not more than 50 percent, or where a corresponding influence is obtained through agreement, are accounted for according to the equity method. Under the equity method, the investment in an associate is initially recognised at cost and the carrying amount is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition. Ericsson’s share of income before taxes is reported in item Share in earnings of joint ventures and associated companies, included in Operating Income. This is due to that the majority of these interests relate to Sony Ericsson, an interest that is held for non-financial purposes. Ericsson’s share of taxes is included in item Taxes. Unrealized internal profits in inventory, as well as other assets in associated companies and joint ventures purchased from subsidiary companies, are eliminated in the consolidated accounts in proportion to ownership. Losses in transactions with associated companies and joint ventures are eliminated in the same way as profits, unless there is evidence of impairment.

Also when associated companies and joint ventures sell to the Company, unrealized internal profits and losses occur. Eliminations are made also of such profits and losses.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Undistributed share in earnings of associated companies and joint ventures included in consolidated equity are reported as Retained earnings, subsequent to acquisition.

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

As from the acquisition date, goodwill acquired in a business combination is allocated to each of the cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination. Corporate assets are allocated to cash-generating units in proportion to each unit’s proportion of net sales. An annual impairment test for the cash-generating units to which goodwill has been allocated is performed in the fourth quarter, or when there is an indication of impairment. An impairment loss is recognized if the carrying amount of the cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of the goodwill allocated to the unit and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis. The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value. An impairment loss in respect of goodwill is not reversed.

FOREIGN CURRENCY REMEASUREMENT AND TRANSLATION

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Swedish Krona ( SEK), which is the Parent Company’s functional and presentation currency.

TRANSACTIONS AND BALANCES

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

GROUP COMPANIES

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates; and

•	all resulting net exchange differences are recognized as a separate component of equity

There is no significant impact due to a currency of a hyperinflationary economy.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to stockholders’ equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

STATEMENT OF CASH FLOWS

The cash flow statement is prepared according to the indirect method. Cash flows from foreign subsidiaries are translated at the average exchange rate during the period. Payments for subsidiaries acquired and/or divested are reported as cash flow from investing activities, net of cash.

Cash and cash equivalents consist of cash, bank and short-term investments and are highly liquid financial instruments that have a remaining maturity of three months or less at the date of acquisition.

REVENUE RECOGNITION

The Company offers a comprehensive portfolio of telecommunication and data communication systems, multimedia solutions and professional services, covering a range of technologies.

The contracts are of four main types:

•	delivery-type

•	contracts for various types of services, for example multi-year managed services contracts

•	Licenses for the use of the Company’s technology or intellectual property rights, not being a part of another product.

•	construction-type

The majority of the Company’s products and services are delivered under delivery-type contracts including multiple elements, such as base stations, base station controllers, mobile switching centers, routers, microwave transmission links, various software products and related installation and integration services. Such contract elements generally have individual item prices in agreed price lists per customer.

Sales are recorded net of value added taxes, goods returned, trade discounts and rebates. Revenue is recognized with reference to all significant contractual terms when the product or service has been delivered,

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

when the revenue amount is fixed or determinable and when collection is reasonably assured. Specific contractual performance and acceptance criteria may impact the timing and amounts of revenue recognized.

The profitability of individual contracts is periodically assessed, and provisions for any estimated losses are made immediately when losses are probable.

For sales between consolidated companies, associated companies, joint ventures and segments, the Company applies arm’s length pricing.

Definitions of contract types and related more specific accounting revenue recognition criteria

Different revenue recognition methods, based on either IAS 11 construction contracts or IAS 18 revenue, are applied based on the solutions provided to customers, the nature and sophistication of the technology involved and the contract conditions in each case. The contract types that fall under IAS 18 are:

•

Delivery-type contracts are contracts for delivery of a product or a combination of products to form a whole or a part of a network as well as delivery of stand alone products. Medium-size and large delivery type contracts generally include multiple elements. Such elements are normally standardized types of equipment or software as well as services such as network rollout.

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

•

Contracts for various types of services, include services such as: training, consulting, engineering, installation and multi-year managed services and hosting. Revenue is generally recognized when the services have been provided. Revenue for managed service contracts and other services contracts covering longer periods is recognized pro rata over the contract period.

•

Licenses for the use of the Company’s technology or intellectual property rights, i.e. not being a part of a sold product. These mainly relate to mobile platform technology and other license revenues from third parties for the right to use the Company’s technology in design and production of products for sale. Revenue is recognized based on the number of mobile devices or other products that are produced and made available for the market by the customer.

The contract type that fall under IAS 11:

•

Construction-type contracts. In general, a construction type contract is a contract where the Company supplies a customer with a complete network which to a large extent is based upon new technology or includes major components which are specifically designed for the customer. Revenues from construction-type contracts are recognized according to stage of completion, generally using the milestone output method.

EARNINGS PER SHARE

Basic earnings per share are calculated by dividing net income attributable to stockholders of the parent company by the average number of shares outstanding (total number of shares less treasury stock) during the year.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Diluted earnings per share are calculated by dividing net income attributable to stockholders of the Parent Company by the sum of the average number of ordinary shares outstanding and dilutive potential ordinary shares. Potential ordinary shares are treated as dilutive when, and only when, this reduces earnings per share.

FINANCIAL ASSETS

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Regular purchases and sales of financial assets are recognized on the settlement date. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost, using the effective interest method.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Separate assets or liabilities are recognized if any rights and obligations are created or retained in the transfer.

The fair values of quoted financial investments and derivatives are based on quoted market prices or rates. If official rates or market prices are not available, fair values are calculated by discounting the expected future cash flows at prevailing interest rates. Valuations of FX options and Interest rate Guarantees (IRG) are made by using a Black-Scholes formula. Inputs to the valuations are market prices for implied volatility, foreign exchange and interest rates.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling or repurchasing in the near term.

Derivatives are classified as held for trading, unless they are designated as hedges. Assets in this category are classified as current assets.

Gains or losses arising from changes in the fair values of the “financial assets at fair value through profit or loss”—category are presented in the income statement within Financial income in the period in which they arise.

Loans and receivables

Receivables are initially recognized at fair value and subsequently measured at amortized cost, less allowances for impairment charges. Trade receivables include amounts due from customers. The balance represents amounts billed to customer and amounts where risk and rewards have been transferred to the customer but the invoice has not yet been issued.

Collectibility of the receivables is assessed for purposes of initial revenue recognition.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Dividends on available-for-sale equity instruments are recognized in the income statement as part of financial income when the Company’s right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analyzed between translation differences resulting from changes in amortized cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognized in profit or loss; translation differences on non-monetary securities are recognized in equity. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement.

Impairment

At each balance sheet date, the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss—is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

An assessment of impairment of receivables is performed when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement within selling expenses. When a trade receivable is finally established as uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling expenses in the income statement.

FINANCIAL LIABILITIES

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Derivatives at fair value through profit or loss

Certain derivative instruments do not qualify for hedge accounting and are accounted for at fair value through profit or loss. Changes in the fair value of these derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement within financial expenses.

Financial liabilities are derecognized when they are extinguished, i.e. when the obligation specified in the contract is discharged, cancelled or expires.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Derivatives are initially recognized at fair value at trade date and subsequently re-measured at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as either:

a)	a hedge of the fair value of recognized liabilities (fair value hedge);

b)	a hedge of a particular risk associated with a highly probable forecast transaction (cash flow hedge); or

c)	a hedge of a net investment in a foreign operation (net investment hedge).

At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note C20. Movements in the hedging reserve in stockholders’ equity are shown in Note C16. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as current assets or liabilities.

a) Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The Group only applies fair value hedge accounting for hedging fixed interest risk on borrowings. Both gains or losses relating to the interest rate swaps hedging fixed rate borrowings and the changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk are recognized in the income statement within Financial expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to an ineffective portion is recognized immediately in the income statement within financial income or expense.

Amounts deferred in equity are recycled in the income statement in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place), either in Net Sales or cost of sales. When the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed assets), the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. The deferred amounts are ultimately recognized in Cost of Sales in case of inventory, or in Depreciation in case of fixed assets. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss which at that time remains in equity is recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within financial income or expense.

c) Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity. A gain or loss relating to an ineffective portion is recognized immediately in the income statement within financial income or expense. Gains and losses deferred in equity are included in the income statement when the foreign operation is partially disposed of or sold.

FINANCIAL GUARANTEES

Financial guarantee contracts are initially recognized at fair value (i.e. usually the fee received). Subsequently, these contracts are measured at the higher of

•	the amount determined as the best estimate of the net expenditure required to settle the obligation according to the guarantee contract, and

•	the recognized contractual fee less cumulative amortization when amortized over the guarantee period, using the straight-line method.

The best estimate of the net expenditure comprises future fees and cash flows from subrogation rights.

INVENTORIES

Inventories are measured at the lower of cost or net realizable value on a first-in, first-out (FIFO) basis.

Risks of obsolescence have been measured by estimating market value based on future customer demand and changes in technology and customer acceptance of new products.

INTANGIBLE ASSETS OTHER THAN GOODWILL

These assets consist of capitalized development expenses and acquired intangible assets, such as patents, customer relations, brands and software. At initial recognition, capitalized development expenses are stated at cost while acquired intangible assets related to business combinations are stated at fair value. Subsequent to

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

initial recognition, both capitalized development expenses and acquired intangible assets are stated at initially recognized amount less accumulated amortization/impairment. Amortization and any impairment losses are included in research and development, mainly for capitalized development expenses and patents, Selling and administrative expenses, mainly for customer relations and brands, and Cost of Sales.

Costs incurred for development of products to be sold, leased or otherwise marketed or intended for internal use are capitalized as from when technological and economical feasibility has been established until the product is available for sale or use. These capitalized expenses are mainly generated internally and include direct labor and related overhead. Amortization of capitalized development expenses begins when the product is available for general release. Amortization is made on a product or platform basis according to the straight-line method over periods not exceeding five years. Research and development expenses directly related to orders from customers are accounted for as a part of cost of sales. Other research and development expenses are charged to expense as incurred.

Amortization of acquired intangible assets, such as patents, customer relations, brands and software, is made according to the straight-line method over their estimated useful life, normally not exceeding ten years.

The Company has not recognized any intangible assets with indefinite useful life other than goodwill.

Impairment tests are performed whenever there is an indication of possible impairment. However, intangible assets not yet available for use are tested annually. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount is the higher of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows after tax are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Corporate assets have been allocated to cash- generating units in relation to each unit’s proportion of total net sales. The amount related to corporate assets is not significant. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amounts. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount, net of amortization, that would have been determined if no impairment loss had been recognized.

PROPERTY, PLANT AND EQUIPMENT

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Depreciation is charged to income, generally on a straight-line basis, over the estimated useful life of each component of an item of property, plant and equipment, including buildings. Estimated useful lives are, in general, 25-50 years for buildings, 20 years for land improvements, 3 to 10 years for machinery and equipment, and up to 5 years for rental equipment. Depreciation and any impairment charges are included in Cost of sales, research and development or selling and administrative expenses.

The company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing a component and derecognizes the residual value of the replaced component.

Impairment testing as well as recognition or reversal of impairment for property, plant and equipment is performed in the same manner as for intangible assets other than goodwill, see description under “Intangible assets other than goodwill” above.

Gains and losses on disposals are determined by comparing the proceeds less costs to sell with the carrying amount and are recognized within other operating income and expenses in the income statement.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

LEASING

Leasing when the Company is the lessee

Leases on terms in which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that type of asset, although the depreciation period would not exceed the lease term.

Other leases are operating leases, and the leased assets under such contracts are not recognized on the balance sheet. Costs under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Leasing when the Company is the lessor

Leasing contracts with the Company as lessor are classified as finance leases when the majority of risks and rewards are transferred to the lessee, and otherwise as operating leases. Under a finance lease, a receivable is recognized at an amount equal to the net investment in the lease and revenue is recognized in accordance with the revenue recognition principles.

Under operating leases, a balance sheet item of property, plant and equipment is reported and revenue as well as depreciation is recognized on a straight-line basis over the lease term.

INCOME TAXES

Income taxes in the consolidated financial statements include both current and deferred taxes. Income taxes are reported in the income statement unless the underlying item is reported directly in equity. For those items, the related income tax is also reported directly in equity. A current tax liability or asset is recognized for the estimated taxes payable or refundable for the current year or prior years.

Deferred tax is recognized for temporary differences between the book values of assets and liabilities and their tax values and for unutilized tax loss carryforwards. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and tax loss carryforwards can be utilized. Deferred tax is not recognized for the following temporary differences: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profits, and differences related to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

Deferred tax is measured at the tax rate that is expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. An adjustment of deferred tax asset/liability balances due to a change in the tax rate is recognized in the income statement, unless it relates to a temporary difference earlier recognized directly in equity, in which case the adjustment is also recognized in equity.

The measurement of deferred tax assets involves judgment regarding the deductibility of costs not yet subject to taxation and estimates regarding sufficient future taxable income to enable utilization of unused tax losses in different tax jurisdictions. All deferred tax assets are subject to annual review of probable utilization. The largest amounts of tax loss carryforwards are originated in Sweden, with indefinite period of utilization.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

PROVISIONS

Provisions are made when there are legal or constructive obligations as a result of past events and when it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated. However, the actual outflow as a result of an obligation may differ from such estimate.

In the ordinary course of business, the Company is subject to proceedings, lawsuits and other unresolved claims, including proceedings under laws and government regulations and other matters. These matters are often resolved over a long period of time. The Company regularly assesses the likelihood of any adverse judgments in or outcomes of these matters, as well as potential ranges of possible losses. Provisions are recognized when it is probable that a liability has been incurred and the amount can be reasonably estimated based on a detailed analysis of each individual issue.

The provisions mainly relate to product warranty commitments, customer contract loss provisions, restructuring and other obligations, such as unresolved income tax and value added tax issues, claims or obligations as a result of patent infringement and other litigations, supplier claims and customer financing guarantees.

Product warranty commitments consider probabilities of all material quality issues based on historical performance for established products and expected performance for new products, estimates of repair cost per unit, and volumes sold still under warranty up to reporting date.

For losses on customer contracts, provisions equal to the total estimated loss are recorded when a loss from a contract is anticipated and possible to estimate reliably. These contract estimates include any probable penalties to a customer under a loss contract.

A restructuring obligation has arisen when the Company has a detailed formal plan for the restructuring (approved by management), communicated in such a way that a valid expectation has been raised among those affected.

The Company provides for estimated future settlements related to patent infringements based on the probable outcome of each infringement. The ultimate outcome or actual cost of settling an individual infringement may vary from the Company’s estimate. The Company estimates the outcome of any potential patent infringement made known to the Company through assertion and through the Company’s own monitoring of patent-related cases in the relevant legal systems. To the extent that the Company makes the judgment that an identified potential infringement will more likely than not result in an outflow of resources, the Company records a provision based on the Company’s best estimate of the expenditure required to settle infringement proceedings.

At various intervals, the Company gives some of its suppliers and/ or subcontractors forecasts of expected purchases and also sometimes commits to minimum purchase levels during a certain period. The agreements often include compensation clauses for the event that material deviations from original plans regarding production volumes or product mix should occur. As a result of actual deviations from committed purchase levels or of received actual claims from these suppliers and/or subcontractors, the Company makes provisions for estimated compensation. Additionally, provisions are made for estimated charges as a result of known changes in design specifications that are provided to production subcontractors. Amounts for provisions and subsequent net amounts at settlements are charged to the corresponding item in the income statement, i.e. costs related to component suppliers, production subcontractors and installation subcontractors are included in Cost of sales. Costs regarding development subcontractors are included in Research & Development, and costs related to

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

IT-providers and other services are included in Operating expenses or Cost of sales, depending on the nature of the service. Such provisions are monitored closely on a regular basis, with any additions/reversals charged or credited to the same account as the initial provision.

POST-EMPLOYMENT BENEFITS

Pensions and other post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the Company’s only obligation is to pay a fixed amount to a separate entity (a pension trust fund) with no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks fall on the employee. The expenditures for defined contribution plans are recognized as costs during the period when the employee provides service. Under a defined benefit plan, it is the Company’s obligation to provide agreed benefits to current and former employees. The related actuarial and investment risks fall on the Company.

The present value of the defined benefit obligations for current and former employees is calculated using the Projected Unit Credit Method. The discount rate for each country is determined by reference to market yields on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations. In countries where there is no deep market in such bonds, the market yields on government bonds are used. The calculations are based upon actuarial assumptions, assessed on a quarterly basis, and are as a minimum prepared annually. Actuarial assumptions are the Company’s best estimate of the variables that determine the cost of providing the benefits. When using actuarial assumptions, it is possible that the actual result will differ from the estimated result or that the actuarial assumptions will change from one period to another. These differences are reported as actuarial gains and losses. They are for example caused by unexpectedly high or low rates of employee turnover, changed life expectancy, salary changes, changes in the discount rate and differences between actual and expected return on plan assets. Actuarial gains and losses are recognized in equity in the period in which they occur. The Company’s net liability for each defined benefit plan consists of the present value of pension commitments less the fair value of plan assets and is recognized net on the balance sheet. When the result is a net benefit to the Company, the recognized asset is limited to the total of any cumulative past service cost and the present value of any future refunds from the plan or reductions in future contribution to the plan.

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

SHARE-BASED EMPLOYEE COMPENSATION

Share-based compensation only relates to remuneration to employees, including key management personnel. Under IFRS, a company shall recognize compensation costs for share-based compensation programs to employees, being a measure of the value to the company of services received from the employees under the plans.

Stock option plans

In accordance with IFRS 1 and IFRS 2, Ericsson has chosen not to apply IFRS 2 to equity instruments granted before November 7, 2002.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

IFRS 2 was applied for one equity settled employee option program granted after November 7, 2002. The vesting period for this program ended during 2005, and Ericsson recognized compensation costs representing the fair value at grant date of the outstanding employee options. In the balance sheet, the corresponding amounts are accounted for as equity. The fair value of the options was calculated using an option-pricing model. The total costs were recognized during the vesting period (3 years), i.e. the period during which the employees had to fulfill vesting requirements. When the options are exercised, social security charges are to be paid in certain countries on the value of the employee benefit; generally based on the difference between the market price of the share and the strike price. Such social security charges are accrued during the vesting period.

Stock purchase plans

For stock purchase plans, compensation costs are recognized during the vesting period, based on the fair value of the Ericsson share at the employee’s investment date. The fair value is based upon the share price at investment date, adjusted for that no dividends will be received on matching shares prior to matching. The employees pay a price equal to the share price at investment date for the investment shares. The investment date is considered as the grant date. In the balance sheet, the corresponding amounts are accounted for as equity. Vesting conditions are non-market based and affect the number of shares that Ericsson will match. For shares under performance-based matching programs, the Company assesses the probability of meeting the performance targets when calculating the compensation costs. Compensation expenses are based on estimates of the number of shares that will match at the end of the vesting period. When shares are matched, social security charges are to be paid in certain countries on the value of the employee benefit. The employee benefit is generally based on the market value of the shares at the matching date. During the vesting period, estimated such social security charges are accrued.

SEGMENT REPORTING

Financial information is provided to the Board of Directors for both primary and secondary segments. These segments are subject to risks and returns that are different from those of other segments.

Primary segments

A primary segment is a business segment consisting of a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of the other business segments. Mainly the following factors have been considered when identifying the differences:

•	Commonality in products and services regarding technology, research and development.

•	For which market and to what type of customers the segment’s products and/or services are aimed

•	Through what distribution channels they are sold

Secondary segments

Secondary, geographical segments are defined based on similarities in economic and market conditions, risks and returns for particular geographical environments.

BORROWING COSTS

The Company does not capitalize any borrowing costs. Such costs are expensed as incurred.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NON-CURRENT ASSETS HELD FOR SALE

To be classified as an asset held for sale, the asset must be available for immediate sale in its present condition and its sale must be highly probable, requiring that the appropriate level of management has authorized the plan to sell and that there is an active plan to complete the sale.

Non-current assets held for sale are measured at the lower of carrying amount and fair value less cost to sell.

GOVERNMENT GRANTS

Government grants are recognized when there is a reasonable assurance of compliance with conditions attached to the grants and that the grants will be received.

For Ericsson, government grants are linked to performance of research or development work or to subsidized capital expenditures as governmental stimulus to employment or investments in a certain country or region. Government grants linked to research and development are normally deducted in reporting the related expense, whereas grants related to assets are accounted for deducting the grant in arriving at the acquisition cost of the asset.

NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2007, and have not been applied in preparing these consolidated financial statements:

•

IFRS 8 Operating Segments. This standard prescribes measurement and presentation of segments and replaces IAS 14 Segment reporting. The new standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting to the Board of Directors An entity shall apply this IFRS in its annual financial statements for periods beginning on or after January 1, 2009. The Company plans to apply this new standard as from January 1, 2009.

•

IAS 1 Presentation of Financial Statements has been revised and the revised standard shall be applied for financial periods beginning on or after January 1, 2009. The amendment to the standard is still subject to endorsement by the European Union. The changes apply particularly to the presentation and names of the financial statements and the presentation of owner changes in equity and of comprehensive income. Thus, the standard requires a company to present, in a statement of changes in equity, all owner changes in equity. All non-owner changes in equity (i.e. comprehensive income) are required to be presented in one statement of comprehensive income. The Company plans to apply this revised standard as from January 1, 2009.

•

Revised IAS 23 Borrowing Costs removes the option to expense borrowing costs and requires that a company capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23 will become mandatory for the Company’s 2009 financial statements and will constitute a change in accounting policy for the Group. The amendment to the standard is still subject to endorsement by the European union. In accordance with the transitional provisions, the Group will apply the revised IAS 23 to qualifying assets from the effective date. The revised standard is not expected to have a significant impact on the financial statements of the Company. The Company plans to apply this revised standard as from January 1, 2009.

•

IAS 27 (Amendment) Consolidated and Separate Financial Statements (effective from July 1, 2009). The amendment to the standard is still subject to endorsement by the European Union. The change implies, among other things, that minority interest shall always be recognized even if the minority interest is

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

negative, transactions with minority interests shall always be recorded in equity, and, in those cases when a partial disposal of a subsidiary results in that the entity loses control of the subsidiary, any remaining interest should be revaluated to fair value. The change in the standard will influence the accounting of future transactions.

•

IFRS 2 Share-Based Payment (Amendment) Vesting conditions and cancellations (effective from January 1, 2009). The amendment to the standard is still subject to endorsement by the European Union. The amendment affects the definition of vesting conditions and introduces a new concept of non-vesting conditions. The standard states that non-vesting conditions should be taken into account in the estimate of the fair value of the equity instrument. Goods or services that are received by a counterparty that satisfies all other vesting conditions shall be accounted for irrespective of whether the non-vesting conditions are satisfied. A liability included in a share-based arrangement shall be remeasured based on fair value at the date of cancellation or settlement. The amendment is not expected to have a significant impact on the financial statements of the Group. The Company plans to apply this new standard as from January 1, 2009.

•

IFRS 3 (Amendment) Business combinations (effective from July 1, 2009). The amendment to the standard is still subject to endorsement by the European Union. The amendment will have an effect on how future business combinations are accounted for, i.e. the accounting of transaction costs, possible contingent considerations, and business combinations achieved in stages. At present, the Company plans to apply the standard from January 1, 2010.

•

IFRIC 11 IFRS 2—Group and Treasury Share Transactions requires a share-based payment arrangement in which a company receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. IFRIC 11 will become mandatory for the Company’s 2008 financial statements, with retrospective application required. It is not expected to have any significant impact on the consolidated financial statements.

•

IFRIC 12 Service Concession Arrangements provides guidance on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. This interpretation is still subject to endorsement by the European Union. IFRIC 12, which becomes mandatory for the Company’s 2008 financial statements, is not expected to have any significant effect on the consolidated financial statements.

•

IFRIC 13 Customer Loyalty Programmes addresses the accounting by companies that operate, or otherwise participate in, customer loyalty programmes for their customers. This interpretation is still subject to endorsement by the European Union. IFRIC 13 relates to customer loyalty programmes under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the Company’s 2009 financial statements, is not expected to have any significant impact on the consolidated financial statements.

•

IFRIC 14 IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their interaction clarifies when refunds or reductions in future contributions in relation to defined benefit assets should be regarded as available and provides guidance on the impact of minimum funding requirements (MFR) on such assets. This interpretation is still subject to endorsement by the European Union. IFRIC 14 also addresses when a MFR might give rise to a liability. IFRIC 14 will become mandatory for the Company’s 2008 financial statements, with retrospective application required. The Group has not yet determined the potential effect of the interpretation.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C2    CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements and application of accounting standards often involve management’s judgment or the use of estimates and assumptions deemed to be reasonable at the time they are made. However, other results may be derived with different judgments or using different assumptions or estimates, and events may occur that could require a material adjustment to the carrying amount of the asset or liability affected. Following are the accounting policies subject to such judgments, estimates or assumptions that the Company believes could have the most significant impact on the reported results and financial position.

REVENUE RECOGNITION

Parts of the Company’s sales are generated from large and complex customer contracts. Managerial judgment is applied regarding, among other aspects, degree of completion and conformance with acceptance criteria and if transfer of risks and returns to the buyer has taken place to determine if revenue and cost should be recognized in the current period, and the customer credit standing to assess whether payment is likely or not to justify revenue recognition. Estimates are necessary e.g. in evaluation of contractual performance and estimated total contract costs for assessing whether any loss provisions are to be made or if customers will reach conditional purchase volumes triggering contractual discounts to be given.

TRADE AND CUSTOMER FINANCING RECEIVABLES

The Company monitors the financial stability of its customers and the environment in which they operate to make judgments regarding the likelihood that the individual receivables will be paid. Total allowances for estimated losses as of December 31, 2007, were SEK 1.4 (1.4) billion or 2.2 (2.7) percent of our gross trade receivables. Credit risk for outstanding customer financing credits is regularly assessed and based on these judgments allowances are recorded for estimated losses.

INVENTORY VALUATION

Inventories are valued at the lower of cost or net realizable value. Estimates are required in relation to forecasted sales volumes and inventory balances. In situations where excess inventory balances are judged to exist, estimates of net realizable values for the excess volumes are made. Inventory allowances for estimated losses as of December 31, 2007, amounted to SEK 2.8 (2.6) billion or 12 (12) percent of gross inventory.

DEFERRED TAXES

Deferred tax assets are recognized for temporary differences between the carrying amounts for reporting purposes of assets and liabilities and the amounts used for taxation purposes and for unutilized tax loss carryforwards. The largest amounts of tax loss carryforwards are in Sweden, with an indefinite period of utilization (i.e. with no expiry date). The valuation of tax loss carryforwards, deferred tax assets and the Company’s ability to utilize tax losses is based upon management’s estimates of future taxable income in different tax jurisdictions and involves management’s judgment regarding the deductibility of costs not yet subject to taxation. In note C8 Income Taxes, more information is provided.

At December 31, 2007, the value of deferred tax assets amounted to SEK 11.7 (13.6) billion. The deferred tax assets related to loss carryforwards are reported as non-current assets.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ACCOUNTING FOR INCOME-, VALUE ADDED- AND OTHER TAXES

Accounting for these items is based upon evaluation of income-, value added- and other taxe rules in all jurisdictions where we perform activities. The total complexity of rules related to taxes and the accounting for these require management’s involvement in judgments regarding classification of transactions and in estimates of probable outcomes of claimed deductions and/or disputes.

CAPITALIZED DEVELOPMENT EXPENSES

Development costs that meet IFRS’ intangible asset recognition criteria for products that will be sold, leased or otherwise marketed as well as those intended for internal use are capitalized. The starting point for capitalization is based upon management’s judgment that technological and economical feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model. Capitalization ceases and amortization of capitalized development costs begins when the product is available for general release. Impairment testing is performed after initial recognition whenever there is an indication of impairment. Intangible assets not yet available for use are tested annually. The definition of amortization periods as well as the evaluation of impairment indicators require management’s judgment. The impairment amounts are based on estimates of future cash flows for the respective products.

At December 31, 2007, the amount of capitalized development expenses amounted to SEK 3.7 (5.0) billion.

ACQUIRED INTELLECTUAL PROPERTY RIGHTS AND OTHER INTANGIBLE ASSETS, INCLUDING GOODWILL

At initial recognition, future cash flows are calculated, ensuring that the initial carrying values do not exceed the discounted cash flows for the items of this type of assets. Impairment testing is performed after initial recognition whenever there is an indication of impairment, except for goodwill for which impairment testing is performed at least once per year. At initial recognition and subsequent measurement, management judgments are made, both for assumptions and regarding impairment indicators. Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges. For further discussion on goodwill, see Note C10 intangible assets. Estimates related to acquired intangible assets are based on similar assumptions and risks in assumptions as for goodwill.

At December 31, 2007, the amount of acquired intellectual property rights and other intangible assets amounted to SEK 46.8 (22.5) billion, including goodwill of SEK 22.8 (6.8) billion.

PROVISIONS

Pension and other post-employment benefits

Accounting for the costs of defined benefit pension plans and other applicable post-employment benefits is based on actuarial valuations, relying on key estimates for discount rates, expected return on plan assets, future salary increases, turnover rates and mortality tables. The discount rate assumptions are based on rates for high-quality fixed-income investments with durations similar to the Company’s pension plans. Expected returns on plan assets consider long-term historical returns, allocation of assets and estimates of future long-term investment returns. At December 31, 2007, provisions for pensions and other post-employment benefits amounted to net SEK 4.9 (6.1) billion. For a sensitivity analysis and more information of estimates and assumptions, see note C17 Post-Employment Benefits.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Warranty commitments

Provisions for product warranties are based on current volumes of products sold still under warranty and on historic quality rates for mature products as well as judgments and assumptions on future quality rates for new products and estimates of costs to remedy the various qualitative issues that might occur. Total provisions for product warranties as of December 31, 2007, amounted to SEK 1.8 (3.0) billion.

Provisions other than warranty commitments

Other provisions mainly comprise amounts related to contractual obligations and penalties to customers and estimated losses on customer contracts, risks associated with patent and other litigations, supplier or subcontractor claims and/or disputes, as well as provisions for income tax and value added tax unresolved issues. The nature and type of risks for these provisions differ and management’s judgment is applied regarding the nature and extent of obligations. The estimates related to the amounts of provisions for penalties, claims or losses receive special attention from the management. At December 31, 2007, Provisions other than warranty commitments amounted to SEK 7.9 (10.9) billion. In note C18 Provisions, more information is provided.

RISKS IN FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

Hedge accounting and foreign exchange risks

Foreign exchange risk in highly probable sales in future periods are hedged using foreign exchange derivative instruments designated as cash-flow hedges.

Establishing highly probable sales volumes involves gathering and evaluating sales estimates for future periods as well as analyzing actual outcome on a regular basis in order to fulfill effectiveness testing requirements for hedge accounting. Deviations in outcome of sales might result in that, according to management’s judgment, the requirements for hedge accounting are not fulfilled.

For further information regarding risks in financial instruments and related judgment and estimates, please see C14 Trade receivables and C20 Financial Risk Management and Financial Instruments.

Other areas that require certain judgments

Other areas that require judgment by management are:

•	whether or not consolidation shall be made of entities where the Company does not have formal voting rights exceeding 50 percent, but where the Company might have control due to other circumstances,

•	whether to classify a counterpart as a related party or not for disclosure purposes, and

•	classification of leasing contracts as operating or financing leases, both when the Company is a lessee and when it is a lessor.

C3    SEGMENT INFORMATION

When determining the business segments, the Company has looked at which market and to what type of customers the Company’s products are aimed, and through what distribution channels they are sold, as well as to commonality regarding technology, research and development.

Ericsson har reorganized its operating structure as from January 1, 2007. For further details see note C1 Significant Accounting Policies.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

PRIMARY SEGMENTS

Ericsson has the following business segments:

•

Networks, that includes products for mobile and fixed broadband access, core networks, transmission and next-generation IP-networks. Related network rollout services are also included. In addition, power modules and cables operations are included within Networks, as well as the acquired operations of Redback and Entrisphere.

•

Professional Services, that includes all service operations, excluding Network rollout reported under Networks. Services related to systems integration of IP- and core networks are classified as Professional Services.

•

Multimedia, that includes multimedia systems, enterprise solutions and mobile platforms. The operations of the acquired operations of Tandberg TV, LHS, Drutt and Mobeon are also included in Multimedia.

•	Phones, consisting of Ericsson’s investment and share in earnings of the Sony Ericsson joint venture.

SECONDARY SEGMENTS

Ericsson operates in five main geographical areas: (1) Western Europe, (2) Central and Eastern Europe, Middle East and Africa, (3) Asia Pacific, (4) North America and (5) Latin America. These areas represent the geographical segments.

BUSINESS SEGMENTS (PRIMARY)

2007	Networks	Professional Services	Multimedia	Phones	Unallocated	Eliminations	Group
Net sales	128,985	42,892	15,903	—	—	—	187,780
Inter-segment sales	32	10	2	—	—	-44	0

Total net sales	129,017	42,902	15,905	—	—	-44	187,780

Share in earnings of JV and associated companies	61	66	-3	7,108	—	—	7,232

Operating income	17,398	6,394	-135	7,108	-119	—	30,646

Operating margin (%)	13%	15%	-1%	—	—	—	16%
Financial income							1,778
Financial expenses							-1,695

Income after financial items							30,729

Taxes							-8,594

Net income							22,135

Assets1)2)	107,819	36,974	18,739	—	70,682	—	234,214
Equity in joint ventures and associated companies	850	298	206	9,549	—	—	10,903

Total assets	108,669	37,272	18,945	9,549	70,682	—	245,117

Liabilities3)4)	39,819	19,101	4,915	—	46,230	—	110,065

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1)	Segment assets include property, plant and equipment, intangible assets, current and non-current customer financing, accounts receivable, inventory, prepaid expenses, accrued revenues, derivatives and other current assets.
2)	Unallocated assets include mainly cash and cash equivalents, short-term investments and deferred tax assets.
3)	Segment liabilities include accounts payable, provisions, accrued expenses and deferred revenues, advances from customers and other current liabilities.
4)	Unallocated liabilities include accrued interests, tax liabilities, interest-bearing liabilities and post-employment benefits.

Other segment items

2007	Networks	Professional Services	Multimedia	Phones	Unallocated	Eliminations	Group
Property, plant and equipment and intangible assets
Additions to property plant and equipment	3,264	806	249	—	—	—	4,319
Acquisitions/capitalization of intangible assets	15,401	2,973	11,464	—	—	—	29,838
Depreciation	-2,601	-367	-152	—	-1	—	-3,121
Amortization	-4,630	-237	-566	—	—	—	-5,433
Impairment losses	-105	-1	—	—	—	—	-106
Reversals of impairment losses	297	—	—	—	—	—	297
Gains/losses from divestments	—	—	—	—	280	—	280

GEOGRAPHICAL SEGMENTS (SECONDARY)

2007	Net sales	Total assets	Additions/ capitalization of PP&E and intangible assets
Western Europe	52,685	160,606	12,127
—of which Sweden	8,395	117,887	2,671
Central and Eastern Europe, Middle East and Africa	48,661	10,737	230
Asia Pacific	54,629	26,852	1,124
—of which China	13,598	9,915	704
North America	13,422	32,815	20,528
—of which United States	10,529	31,573	17,668
Latin America	18,383	14,107	148

Total	187,780	245,117	34,157

—of which EU	58,978	161,251	10,609

For employee information, see note C29, “Information Regarding Employees, Members of the Board of Directors and Management”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

BUSINESS SEGMENTS (PRIMARY)
2006	Networks	Professional Services	Multimedia	Phones	Unallocated		Eliminations	Group
Net sales	127,518	36,813	13,877	—	1,613		—	179,821
Inter-segment sales	176	34	17	—	2		-229	0

Total net sales	127,694	36,847	13,894	—	1,615		-229	179,821

Share in earnings of JV and associated companies	18	21	43	5,852	—		—	5,934

Operating income	21,722	5,309	714	5,852	2 231	5)	—	35,828

Operating margin (%)	17%	14%	5%	—	—		—	20%
Financial income								1,954
Financial expenses								-1,789

Income after financial items								35,993

Taxes								-9,557

Netincome								26,436
Assets1)2)	100,792	21,141	6,657	—	76,941		—	205,531
Equity in joint ventures and associated companies	918	170	280	8,041	—		—	9,409

Total assets	101,710	21,311	6,937	8,041	76,941		—	214,940

Liabilities3)4)	42,837	17,718	4,011	—	29,479		—	94,045

1)	Segment assets include property, plant and equipment, intangible assets, current and non-current customer financing, accounts receivable, inventory, prepaid expenses, accrued revenues, derivatives and other current assets.
2)	Unallocated assets include mainly cash and cash equivalents, short-term investments and deferred tax assets.
3)	Segment liabilities include accounts payable, provisions, accrued expenses and deferred revenues, advances from customers and other current liabilities.
4)	Unallocated liabilities include accrued interests, tax liabilities, interest-bearing liabilities and post-employment benefits.
5)	Unallocated operating income include the effect of the divesture of the Defense business by SEK 2,963 million.

Other segment items

2006	Networks	Professional Services	Multimedia	Phones	Unallocated	Eliminations	Group
Property, plant and equipment and intangible assets
Additions to property, plant and equipment	3,462	291	74	—	—	—	3,827
Acquisitions/capitalization of intangible assets	16,403	1,512	404	—	—	—	18,319
Depreciation	-2,689	-271	-47	—	—	—	-3,007
Amortization	-4,015	-116	-68	—	-38	—	-4,237
Impairment losses	-303	—	—	—	—	—	-303
Reversals of impairment losses	31	—	—	—	—	—	31
Restructuring expenses	-2,400	-402	-106	—	—	—	-2,908
Gains/losses from divestments	—	—	—	—	2,945	—	2,945

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

GEOGRAPHICAL SEGMENTS (SECONDARY)

2006	Net sales1)	Total assets	Additions/ capitalization of PP&E and intangible assets
Western Europe	53,182	158,773	20,704
—of which Sweden	7,809	125,578	17,819
Central and Eastern Europe, Middle East and Africa	46,413	8,139	147
Asia Pacific	47,884	24,853	419
—of which China	11,776	9,088	206
North America	15,862	10,893	798
—of which United States	13,878	10,231	739
Latin America	16,480	12,282	78

Total	179,821	214,940	22,146

—of which EU2)	58,983	160,074	20,763

1)	Revenues for intellectual property rights (IPR) related to products are included in Net sales instead of Other operating income.
2)	Restated for Bulgaria and Romania which entered into the European Union as from 2007.

For employee information, see note C29, “Information Regarding Employees, Members of the Board of Directors and Management”.

BUSINESS SEGMENTS (PRIMARY)

2005	Networks	Professional services	Multimedia	Phones	Unallocated		Eliminations	Group
Net sales	114,134	26,324	10,496	—	2,268		—	153,222
Inter-segment sales	750	178	5	—	155		-1,088	0

Total net sales	114,884	26,502	10,501	—	2,423	5)	-1,088	153,222

Share in earnings of JV and associated companies	92	57	-11	2,257	—		—	2,395

Operating income	26,583	4,355	229	2,257	-340		—	33,084

Operating margin (%)	23%	16%	2%	—	—		—	22%
Financial income								2,653
Financial expenses								-2,402

Income after financial items								33,335

Taxes								-8,875

Net income								24,460
Assets1)2)	79,703	12,905	3,891	—	106,524		—	203,023
Equity in joint ventures and associated companies	879	140	256	5,038	—		—	6,313

Total assets	80,582	13,045	4,147	5,038	106,524		—	209,336

Liabilities3)4)	58,938	6,938	1,255	—	39,733		—	106,864

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1)	Segment assets include property, plant and equipment, intangible assets, current and non-current customer financing, accounts receivable, inventory, prepaid expenses, accrued revenues, derivatives and other current assets.
2)	Unallocated assets include mainly cash and cash equivalents, short-term investments and deferred tax assets.
3)	Segment liabilities include accounts payable, provisions, accrued expenses and deferred revenues, advances from customers and other current liabilities.
4)	Unallocated liabilities include accrued interests, tax liabilities, interest-bearing liabilities and post-employment benefits.
5)	Net sales includes Defense business.

Other segment items

2005	Networks	Professional services	Multimedia	Phones	Unallocated	Eliminations	Group
Property, plant and equipment and intangible assets
Additions to property, plant and equipment	2,769	491	105	—	—	—	3,365
Acquisitions/capitalization of intangible assets	2,250	—	—	—	—	—	2,250
Depreciation	-2,468	-258	-77	—	-1	—	-2,804
Amortization	-3,282	-63	–8	—	84	—	-3,269
Impairment losses	-109	—	—	—	—	—	-109
Reversals of impairment losses	380	—	—	—	—	—	380
Gains/losses from divestments	—	—	—	—	56	—	56

GEOGRAPHICAL SEGMENTS (SECONDARY)

2005	Net sales1)	Total assets	Additions/ capitalization of PP&E and intangible assets
Western Europe	42,554	154,159	4,576
—of which Sweden	6,724	133,448	3,502
Central and Eastern Europe, Middle East and Africa1)	39,948	7,891	113
Asia Pacific	32,212	20,290	285
—of which China	11,544	8,964	123
North America	19,432	13,754	552
—of which United States	17,904	12,988	453
Latin America	19,076	13,242	89

Total	153,222	209,336	5,615

—of which EU2)	47,342	154,075	4,639

1)	Revenues for intellectual property rights (IPR) related to products are included in Net sales instead of Other operating income.
2)	Restated for Bulgaria and Romania which entered into the European Union as from 2007.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For employee information, see note C29, “Information Regarding Employees, Members of the Board of Directors and Management”.

C4    NET SALES

An increased part of Ericsson’s products and services are sold as parts of delivery type contracts including multiple elements. The nature of the products and services being sold, and the contractual terms taken as a whole, determine the appropriate revenue recognition method. The contracts are of four main types:

	2007	2006	2005
Sales of equipment and network rollout	138,011	137,758	123,010
Of which:
—Delivery-type contracts	130,890	123,206	104,998
—Construction-type contracts	7,121	14,552	18,012
Professional Services sales1)	42,892	36,813	26,324
Licenses2)	6,877	5,250	3,888

Net sales	187,780	179,821	153,222
Export sales from Sweden	102,486	98,694	93,879

1)	2006 and 2005 are restated to reflect new organization.
2)	Revenues for intellectual property rights (IPR) related to products are included in Net sales instead of Other operating income. In 2006 SEK 2,038 million (2005 SEK 1,400 million) of Other operating income were reclassified.

In note C1, “Significant Accounting Policies”, the definitions of the different contract types are disclosed.

C5    EXPENSES BY NATURE

	2007	2006	2005
Goods and services	113,195	108,033	86,630
Amortization and depreciation	8,554	7,244	6,073
Impairments, net of reversals	1,435	876	508
Employee remunerations	44,771	42,821	34,458
Interest expenses	1,695	1,789	2,402
Taxes	8,594	9,557	8,875

Expenses incurred	178,244	170,320	138,946
Less:
Inventory changes1)	802	3,791	2,872
Additions to Capitalized development	1,053	1,353	1,174

Expenses charged to the Income Statement	176,389	165,176	134,900

1)	The inventory changes are based on changes of inventory values prior to allowances (gross value).

The impairments, net of reversals, mainly relate to an increase of obsolescence allowances.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C6    OTHER OPERATING INCOME AND EXPENSES

	2007	2006	2005
Gains on sales of intangible assets and PP&E	78	27	29
Losses on sales of intangible assets and PP&E	-104	-158	-120
Gains on sales of investments and operations1)	296	3,038	205
Losses on sales of investments and operations	-16	-93	-149

Capital gains/losses, net	254	2,814	-35

Other operating revenues2)	1,480	1,089	1,125

Total other operating income and expenses	1,734	3,903	1,090

1)	The gains on sales of investments and operations for 2006 mainly relate to the sale of the Defense business in the third quarter.
2)	Revenues for intellectual property rights (IPR) related to products are included in Net sales instead of Other operating income. In 2006, SEK 2,038 million (2005, SEK 1,400 million) of Other operating income were reclassified.

C7    FINANCIAL INCOME AND EXPENSES

	2007		2006
	Financial income	Financial expenses	Financial income	Financial expenses
Contractual interest from financial assets	2,293		1,952
Of which from financial assets at fair value through profit or loss	1,094		1,190
Contractual interest from financial liabilities		-1,543		-1,416
Of which from financial liabilities at fair value through profit or loss		—		—
Net gain/loss on:
Instruments at fair value through profit or loss1)	-181	-60	-60	-366
Of which included in fair value hedge relationships		-7		-414
Available for sale	—	—	—	—
Loans and receivables	-342	—	—	-160
Liabilities at amortized cost	—	11	—	383
Other financial income and expenses	8	-103	62	-230

Total	1,778	-1,695	1,954	-1,789

1)	Excluding net gain from operating assets and liabilities which was SEK 762 (1,748) million reported as Cost of Sales

IFRS 7 was implemented January 1, 2007. The breakdown of the comparison figures for 2005 as above are not available. Financial income and expense for 2005 was SEK 2,653 million and SEK –2,402 million respectively.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C8    TAXES

In summary, the Group tax expense for the year was SEK 8,594 (9,557) million or 28,0 percent (26,6) of the income after financial items.

INCOME TAXES RECOGNIZED IN THE INCOME STATEMENT

The following items are included in Taxes:

	2007	2006	2005
Current income taxes for the year	-4,115	-4,565	-3,635
Current income taxes related to prior years	-294	-169	138

Deferred tax income/expense (–)	-2,227	-3,582	-4,753
Share of taxes in joint ventures and associated companies	-1,958	-1,241	-625

Taxes	-8,594	-9,557	-8,875

RECONCILIATION OF ACTUAL INCOME TAX RATE TO THE SWEDISH INCOME TAX RATE:

	2007	2006	2005
Tax rate in Sweden	-28.0%	-28.0%	-28.0%
Effect of foreign tax rates	0.2%	-0.4%	-1.5%
Current income taxes related to prior years	-1.0%	-0.5%	0.4%
Recognition/remeasurement of tax losses related to prior years	-0.7%	1.2%	—
Recognition/remeasurement of deductible temporary differences related to prior years	1.5%	0.2%	1.1%
Tax effect of non-deductible expenses	-2.6%	-3.7%	-1.5%
Tax effect of non-taxable income	2.8%	4.5%	2.8%
Tax effect of changes in tax rates	-0.2%	0.1%	0.0%

Actual tax rate	-28.0%	-26.6%	-26.7%

CHANGE IN DEFERRED TAXES:

	2007	2006
Opening balance, net	13,182	18,128
Recognized in income statement	-2,227	-3,582
Recognized in equity	-73	-769
Acquisitions/disposals of subsidiaries	-2,120	-124
Translation differences	129	-471

Closing balance, net	8,891	13,182

Tax effects reported directly to equity amount to SEK –73 million, of which hedge accounting SEK 255 million and actuarial gains/losses on pensions SEK –328 million.

Deferred tax asset are amounts recognized in countries where we expect to be able to generate corresponding taxable income in the future to benefit from tax reductions.

The significant tax loss carryforwards are related to countries with long or indefinite periods of utilization, mainly Sweden and the US. Of the total deferred tax assets for tax loss carryforwards, SEK 5,219 million,

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEK 2,911 million relate to Sweden with indefinite time of utilization. With our strong current financial position and profitability during 2007, we have been able to utilize part of our tax loss carryforwards during the year, and we are convinced that Ericsson will be able to generate sufficient income in the coming years to utilize also remaining parts.

Benefit from a previously unrecognized tax credit of a prior period that is used to reduce deferred tax expense amounted to SEK 465 million.

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

DEFERRED TAX BALANCES

Tax effects of temporary differences and unutilized tax loss carryforwards are attributable as shown in the table below:

TAX EFFECTS OF TEMPORARY DIFFERENCES AND UNUTILIZED TAX LOSS CARRYFORWARDS

	2007				2006
	Deferred tax assets		Deferred tax liabilities	Net balance	Deferred tax assets	Deferred tax liabilities	Net balance
Intangible assets and property, plant and equipment	438		4,044		312	855
Current assets	1,878		14		2,146	5
Post-employment benefits	1,121		100		1,229	96
Provisions	1,693		5		2,277	40
Equity	708		97		1,036	352
Other	3,647	1)	1,553		2,197	1,423
Loss carryforwards	5,219		—		6,756	—

Deferred tax assets/liabilities	14,704		5,813		15,953	2,771
Netting of assets/liabilities	-3,014		-3,014		-2,389	-2,389

Net deferred tax balances	11,690		2,799	8,891	13,564	382	13,182

1)	Refer mainly to R&D credits and intellectual property rights.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

TAX LOSS CARRYFORWARDS

Deferred tax assets regarding unutilized tax loss carryforwards are reported to the extent that realization of the related tax benefit through future taxable profits is probable also when considering the period during which these can be utilized, as described below.

At December 31, 2007, these unutilized tax loss carryforwards amounted to SEK 17,734 (23,137) million. The tax effect of these tax loss carryforwards are reported as an asset. The final years in which these loss carryforwards can be utilized are shown in the following table:

Year of expiration	Tax loss carryforwards	Tax effect
2008	29	8
2009	32	9
2010	8	1
2011	287	79
2012	152	33
2013 or later	17,226	5,089

Total	17,734	5,219

C9    EARNINGS PER SHARE

Basic earnings per share are calculated by dividing net income attributable to stockholders of the Parent Company by the average number of shares outstanding (total number of shares less treasury stock) during the year.

BASIC, EARNINGS PER SHARE

	2007	2006	2005
Net income attributable to stockholders of the Parent Company (SEK million)	21,836	26,251	24,315
Average number of shares outstanding, basic (millions)	15,891	15,871	15,843

Earnings per share, basic (SEK)	1.37	1.65	1.53

Diluted earnings per share are calculated by dividing net income attributable to stockholders of the Parent Company by the sum of the average number of ordinary shares outstanding and dilutive potential ordinary shares. potential ordinary shares are treated as dilutive when, and only when, this reduces earnings per share.

DILUTED, EARNINGS PER SHARE

	2007	2006	2005
Net income attributable to stockholders of the Parent Company (SEK million)	21,836	26,251	24,315
Average number of shares outstanding, basic (millions)	15,891	15,871	15,843
Dilutive effect for stock option plans1)	10	17	25
Dilutive effect for stock purchase plans	63	55	39
Average number of shares outstanding, diluted (millions)	15,964	15,943	15,907

Earnings per share, diluted (SEK)	1.37	1.65	1.53

1)	During 2007, Ericsson had outstanding stock option plans for which the exercise price exceeded the average market price. Therefore these stock option plans have not had a dilutive effect and have not been included in the dilution calculation. If in the future the average market price should increase to a level above the exercise price these outstanding stock option plans will be included in the dilution calculation.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C10    INTANGIBLE ASSETS

	Capitalized development expenses				Goodwill	Intellectual property rights, brands and other intangible assets
2007	To be marketed	Acquired costs for internal use	Internal costs, for internal use	Total		Licenses trademarks and similar rights		Patents and acquired research and development		Total
Accumulated acquisition costs
Opening balance	12,388	1,602	1,070	15,060	6,824	5,317		13,479		18,796
Acquisitions/capitalization	989	38	26	1,053	—	178		63		241
Balances regarding divested/ acquired businesses	—	—	—	—	16,917	5,132	1)	6,495	1)	11,627
Sales/disposals	-899	—	—	-899	-1	-57		-1		-58
Translation difference	—	—	—	—	-914	-198		-278		-476

Closing balance	12,478	1,640	1,096	15,214	22,826	10,372		19,758		30,130

Accumulated amortization
Opening balance	-6,439	-1,562	-1,042	-9,043	—	-1,180		-1,953		-3,133
Amortization	-2,371	—	—	-2,371	—	-913		-2,149		-3,062
Sales/disposals	899	—	—	899	—	41		—		41
Translation difference	—	—	—	—	—	-20		16		-4

Closing balance	-7,911	-1,562	-1,042	-10,515	—	-2,072		-4,086		-6,158

Accumulated impairment losses
Opening balance	-958	-38	-26	-1,022	—	—		-14		-14
Impairment losses	-16	—	—	-16	—	—		—		—

Closing balance	-974	-38	-26	-1,038	—	—		-14		-14

Net carrying value	3,593	40	28	3,661	22,826	8,300		15,658		23,958

1)	During 2007 Ericsson acquired Redback, Tandberg and LHS. The acquisitions consist of IPR, SEK 6.4 billion, brands and customer relationships, SEK 4.8 billion and goodwill, SEK 16 billion. The amortization period related to the intellectual property rights, brands and other intangible assets from Redback, Tandberg and LHS is between five and ten years.

The goodwill is allocated to the business segments Networks (SEK 14.3 billion), Professional Services (SEK 2.3 billion) and Multimedia (SEK 6.2 billion). To a great extent, these three segments serve our customers with one combined offering, resulting in similar risks for all segments. According to IFRS, a cash generating unit (CGU) defined for the purpose of goodwill impairment testing, may not be larger than a business segment. The three business segments have been defined as CGU:s for the purpose of goodwill impairment testing.

The estimates used for measuring the recoverable amounts for goodwill per cash-generating unit include assumptions mainly for the following key parameters:

•	sales growth,

•	development of operating income,

•	development of cash flow, including working capital and capital expenditure requirements.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s main assumptions, approved by group management and each business segments’ management, are based on assumptions which reasonably well correspond to available industry sources providing estimates of the number of mobile subscribers, internet users, broadband connections and TV/video devices and, as a consequence the network traffic development. The demand for multimedia solutions is as well driven by the opportunities for new types of service offerings enabled by IP technology and high-speed broadband.

The demand for professional services is also driven by an increasing business and technology complexity, paired with higher consumer demands on operators. Therefore, operators review their business models and look for vendor partners that can take on a broader responsibility.

The number of global mobile subscriptions is estimated to grow from 3.2 billion to more than 5 billion within five years, and mobile traffic volume to grow during the same period from 700 to 4,500 Petabytes yearly. Impairment testing is based on the premise that changes for the Company’s main assumptions are in line with the estimated industry development for these assumptions, based on specific estimates for the first five years and with a reduction of nominal annual growth rate to an average GDP growth of 3 to 4 percent per year thereafter. The impairment test for goodwill has not resulted in any impairment.

A number of sensitivity tests have been made, for example the effect of lower annual growth rates. The effect of applying levels of profitability as estimated by leading analysts in the fourth quarter of 2007, based on an extension for the future of their 2-year forecasts, has also been applied for sensitivity analysis purposes. Also when applying these more conservative estimates, no goodwill impairment is indicated.

The market Capitalization of the Company as per year end 2007, well exceeded the value of net assets of the Company.

An after-tax discount rate of 13 percent has been applied for the discounting of projected after-tax cash flows.

The application of one rate is made due to that differences in risks between the CGU:s have been considered in the estimated cash flows.

In note C1—“Significant Accounting Policies”, the accounting policies for goodwill impairment testing are further disclosed.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Capitalized development expenses				Goodwill	Intellectual property rights, brands and other intangible assets
2006	To be marketed	Acquired costs for internal use	Internal costs, for internal use	Total		Licenses trademarks and similar rights		Patents and acquired research and development		Total
Accumulated acquisition costs
Opening balance	11,983	1,638	1,094	14,715	7,362	1,065		1,373		2,438
Acquisitions/capitalization	1,353	—	—	1,353	163	792		363		1,155
Balances regarding divested/acquired businesses	—	—	—	—	—	3,711	1)	11,937	1)	15,648
Sales/disposals	-948	-36	-24	-1,008	—	-173		-188		-361
Translation difference	—	—	—	—	-701	-78		-6		-84

Closing balance	12,388	1,602	1,070	15,060	6,824	5,317		13,479		18,796

Accumulated amortization
Opening balance	-5,192	-1,549	-1,033	-7,774	—	-882		-603		-1,485
Amortization	-2,195	-49	-33	-2,277	—	-452		-1,508		-1,960
Sales/disposals	948	36	24	1,008	—	110		155		265
Translation difference	—	—	—	—	—	44		3		47

Closing balance	-6,439	-1,562	-1,042	-9,043	—	-1,180		-1,953		-3,133

Accumulated impairment losses
Opening balance	-716	-38	-26	-780	—	—		-14		-14
Impairment losses	-242	—	—	-242	—	—		—		—

Closing balance	-958	-38	-26	-1,022	—	—		-14		-14

Net carrying value	4,991	2	2	4,995	6,824	4,137		11,512		15,649

1)	As per January 1, 2006, Ericsson acquired assets of Marconi telecommunications operations. The acquisition consists of IPR, SEK 11.7 billion, and brands and customer relationships, SEK 3.6 billion. The remaining amortization period related to the intellectual property rights acquired from Marconi is nine years.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C11    PROPERTY, PLANT AND EQUIPMENT

2007	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in process and advance payments	Total
Accumulated acquisition costs
Opening balance	4,551	5,005	15,135	457	25,148
Additions	471	617	2,111	1,120	4,319
Balances regarding divested/acquired businesses	10	170	104	—	284
Sales/disposals	-200	-311	-1,795	-77	-2,383
Reclassifications	-186	135	864	-813	—
Translation difference	-35	81	253	-12	287

Closing balance	4,611	5,697	16,672	675	27,655

Accumulated depreciation
Opening balance	-1,212	-3,679	-11,738	—	-16,629
Depreciation	-246	-573	-2,302	—	-3,121
Balances regarding divested businesses	4	7	17	—	28
Sales/disposals	14	294	1,759	—	2,067
Reclassifications	—	-8	8	—	—
Translation difference	-30	-54	-229	—	-313

Closing balance	-1,470	-4,013	-12,485	—	-17,968

Accumulated impairment losses, net
Opening balance	-306	-154	-178	—	-638
Impairment losses	-84	—	-6	—	-90
Reversals of impairment losses	263	9	25	—	297
Sales/disposals	1	27	10	—	38
Translation difference	9	—	1	—	10

Closing balance	-117	-118	-148	—	-383

Net carrying value	3,024	1,566	4,039	675	9,304

Contractual commitments for the acquisition of property, plant and equipment as per December 31, 2007, amounted to SEK 176 (190) million. The reversal of impairment losses have been reported under Cost of sales.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2006	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in process and advance payments	Total
Accumulated acquisition costs
Opening balance	3,512	5,200	17,146	287	26,145
Additions	772	931	1,264	860	3,827
Balances regarding divested/acquired businesses	624	8	-337	11	306
Sales/disposals	-47	-1,036	-2,448	-45	-3,576
Reclassifications	21	59	552	-632	—
Translation difference	-331	-157	-1,042	-24	-1,554

Closing balance	4,551	5,005	15,135	457	25,148

Accumulated depreciation
Opening balance	-1,119	-4,285	-13,106	—	-18,510
Depreciation	-206	-706	-2,095	—	-3,007
Balances regarding divested businesses	—	156	542	—	698
Sales/disposals	40	1,043	2,178	—	3,261
Reclassifications	28	2	–30	—	—
Translation difference	45	111	773	—	929

Closing balance	-1,212	-3,679	-11,738	—	-16,629

Accumulated impairment losses, net
Opening balance	-359	-145	-165	—	-669
Impairment losses	—	-11	-50	—	-61
Reversals of impairment losses	—	—	31	—	31
Translation difference	53	2	6	—	61

Closing balance	-306	-154	-178	—	-638

Net carrying value	3,033	1,172	3,219	457	7,881

C12    FINANCIAL ASSETS, NON-CURRENT

EQUITY IN JOINT VENTURES AND ASSOCIATED COMPANIES

	Joint ventures		Associated companies			Total
	2007	2006	2007		2006	2007	2006
Opening balance	8,041	5,038	1,368		1,275	9,409	6,313
Share in earnings	7,108	5,852	124		82	7,232	5,934
Taxes	-1,957	-1,237	-1		-4	-1,958	-1,241
Translation difference	304	-422	55		-9	359	-431
Change in hedge reserve	4	-33	—		—	4	-33
Pensions	-2	3	—		—	-2	3
Dividends	-3,949	-1,160	-273		-102	-4,222	-1,262
Capital contribution	—	—	103		201	103	201
Stock Purchase and Stock Option Plans	—	—	-19		—	-19	—
Reclassification	—	—	—		-8	—	-8
Disposals	—	—	-3		-67	-3	-67

Closing balance	9,549	8,041	1,354	1)	1,368	10,903	9,409

1)	Goodwill, net, amounts to SEK 19 million (SEK 18 million in 2006).

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ERICSSON’S SHARE OF ASSETS, LIABILITIES AND INCOME IN JOINT VENTURE SONY ERICSSON MOBILE COMMUNICATIONS

Non-current assets	2,701
Current assets	22,714
Non-current liabilities	121
Current liabilities	15,745

Net assets	9,549

Net sales	59,700
Income after financial items	7,276
Income taxes	-1,957

Net income	5,319

Net income attributable to:
Stockholders of the Parent Company	5,151
Minority interest	168
Assets pledged as collateral	—
Contingent liabilities	12

Both these companies apply IFRS in the reporting to Ericsson.

ERICSSON’S SHARE OF ASSETS, LIABILITIES AND INCOME IN ASSOCIATED COMPANY ERICSSON NIKOLA TESLA D.D.1)

Non-current assets	363
Current assets	728
Non-current liabilities	1
Current liabilities	263

Net assets	827

Net sales	1,100
Income after financial items	124
Income taxes	-1

Net income	123

Net income attributable to:
Stockholders of the Parent Company	123
Minority interest	—
Assets pledged as collateral	5
Contingent liabilities	64

1)	Ericsson’s share is 49.07 percent.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

OTHER FINANCIAL ASSETS, NON-CURRENT

	Other investments in shares and participations			Customer financing, non-current		Derivatives hedging non-current liabilities with a positive value		Other financial assets, non-current
	2007		2006	2007	2006	2007	2006	2007		2006
Accumulated acquisition costs
Opening balance	1,999		2,336	2,270	2,372	116	716	3,447		3,199
Additions	—		82	892	1,760	—	—	622	2)	617
Business combinations	—		—	—	—	—	—	166		-84
Disposals/repayments/deductions	—		-286	-1,940	-1,755	—	—	-245		-149
Reclassifications	—		—	—	–35	—	—	—		—
Revaluation	—		—	—	—	-20	-600	—		—
Translation difference	20		–133	–1	–72	—	—	102		–136

Closing balance	2,019		1,999	1,221	2,270	96	116	4,092		3,447

Accumulated impairment losses/allowances
Opening balance	-1,278		-1,531	-349	1,050	—	—	-1,154		-1,119
Impairment losses/allowance	2		-8	41	–84	—	—	-58		-81
Business combinations	—		—	—	—	—	—	—		—
Disposals/repayments/deductions	—		155	98	727	—	—	—		—
Reclassifications	—		—	—	31	—	—	—		—
Translation difference	-5		106	1	27	—	—	-58		46

Closing balance	-1,281		-1,278	-209	-349	—	—	-1,270		-1,154

Net carrying value	738	1)	721	1,012	1,921	96	116	2,822		2,293

1)	Fair value per December 31, 2007, for listed shares was SEK 11 (6) million with a net carrying value of SEK 11 (6) million.
2)	Additions include funded pension plans with net assets of SEK 447 (381) million. For further information, see Note C17, “Post-employment benefits”.

C13    INVENTORIES

	2007	2006	2005
Raw materials, components and consumables	7,161	6,902	4,699
Manufacturing work in progress	315	213	139
Finished products and goods for resale	5,338	3,781	2,770
Contract work in progress	10,338	11,171	12,753
Less advances from customers	-677	-597	-1,153

Inventories, net	22,475	21,470	19,208

Contract work in progress includes amounts related to construction-type contracts as well as other contracts with ongoing work in progress.

Reported amounts are net of obsolescence allowances of SEK 2,752 (2,578) million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MOVEMENTS IN OBSOLESCENCE ALLOWANCES

	2007	2006	2005
Opening balance	2,578	2,519	3,146
Additions	1,276	857	785
Utilized	-1,114	-6,931	-1,560
Translation difference	17	-81	148
Balances regarding acquired/ divested businesses	-5	-24	—

Closing balance	2,752	2,578	2,519

The cost of inventories recognized as an expense and included in Cost of sales was SEK 52,864 (52,615) million.

CONSTRUCTION-TYPE CONTRACTS IN PROGRESS

	2007	2006	2005
For construction-type contracts in progress:
Aggregate amounts of costs incurred	9,599	12,255	23,244	1)
Aggregate amount of recognized profits (less recognized losses)	2,007	1,735	6,416	1)
Gross amount due from customers1)	733	1,537	537
Gross amount due to customers2)	1,643	785	4,118	1)

1)	For all contracts in progress for which costs incurred plus recognized profits (less recognized losses) exceeds progress billings.
2)	For all contracts in progress for which progress billings exceed costs incurred plus recognized profits (less recognized losses).

The aggregate amounts of costs incurred relate to all construction-type contracts that where not finalized as per December 31, 2007, and include all costs incurred since the start of these projects, including any costs incurred prior to January 1, 2007. Net sales for construction-type contracts for 2007 amounts to SEK 7,121 million, see note C4, “Net Sales”.

C14    TRADE RECEIVABLES AND CUSTOMER FINANCING

	2007	2006
Trade receivables excluding associated companies and joint ventures	60,669	51,846
Allowances for impairment	-1,351	-1,372

Trade receivables, net	59,318	50,474
Trade receivables related to associated companies and joint ventures	1,174	596

Trade receivables, total	60,492	51,070

Customer finance credits	3,649	4,074
Allowances for impairment	-275	-418

Customer finance credits, net	3,374	3,656
Of which short term	2,362	1,735
Credit commitments for customer financing	4,185	6,795

Days sales outstanding were 102 (85) in December, 2007.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MOVEMENTS IN ALLOWANCES FOR IMPAIRMENT

	Trade receivables		Customer finance credits
	2007	2006	2007	2006
Opening balance	1,372	1,382	418	1,755
Additions	564	686	49	79
Utilized	-554	-139	-43	-284
Reversal of excess amounts	-137	-527	-141	-1,082
Reclassification	56	56	—	-5
Translation difference	50	-86	-8	-45

Closing balance	1,351	1,372	275	418

AGEING ANALYSIS AS PER DECEMBER 31, 2007

	Amount	Of which neither impaired nor past due	Of which impaired, not past due	Of which past due in the following time intervals		Of which past due and impaired in the following time intervals
				less than 90 days	90 days or more	less than 90 days	90 days or more
Trade receivables excluding associated companies and joint ventures	60,669	52,560	—	3,723	1,577	773	2,036
Allowances for impairment of receivables	-1,351					-422	-929
Customer finance credits	3,649	2,476	305	410	293	1	164
Allowances for impairment of customer finance credits	-275		-110			-1	-164

AGEING ANALYSIS AS PER DECEMBER 31, 2006

	Amount	Of which neither impaired nor past due	Of which impaired, not past due	Of which past due in the following time intervals		Of which past due and impaired in the following time intervals
				less than 90 days	90 days or more	less than 90 days	90 days or more
Trade receivables excluding associated companies and joint ventures	51,846	45,085	—	2,714	1,222	400	2,425
Allowances for impairment of receivables	-1,372					-397	-975
Customer finance credits	4,074	3,342	473	—	7	32	220
Allowances for impairment of customer finance credits	-418		-166			-32	-220

CREDIT RISK

Credit risk is divided into three categories: credit risk in trade receivables, customer finance risk and financial credit risk (see C20).

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit risk in trade receivables

Credit risk in trade receivables is governed by a policy applicable for all Ericsson legal entities. The purpose of the policy is to:

•	Avoid credit losses through establishing internal standard credit routines at all Ericsson legal entities.

•	Ensure monitoring and risk mitigation of defaulting accounts, i.e. events of non-payment and/or delayed payments from customers.

•	Ensure efficient credit management within the Group and thereby improve Days Sales Outstanding and Cash Flow.

•	Ensure payment terms are commercially justifiable.

•	Clarify escalation path and approval process for payment terms and customer credit limits.

The credit worthiness of all customers is regularly assessed and a credit limit is set. Through credit management system functionality, credit checks are performed every time a sales order or an invoice is generated in the source system based upon the credit risk set on the customer. Credit blocks appear if credit limit set on customer is exceeded or if over due receivables are higher than permitted levels. Release of block requires authorization.

Trade receivables amounted to SEK 60,669 (51,846) million as of December 31, 2007. Provisions for expected losses are regularly assessed and amounted to SEK 1,351 (1,372) million as of December 31, 2007. Ericsson’s nominal credit losses have, however, historically been low. The amounts of trade receivables follow closely the distribution of Ericsson’s sales and do not include any major concentrations of credit risk by customer or by geography.

Customer finance credit risk

All major customer finance commitments are subject to approval by the Finance Committee of the Board of Directors according to a credit approval policy.

Prior to the approval of new Customer Finance deals, an internal credit risk assessment is conducted in order to assess the credit rating (for political and commercial risk) of each transaction respectively. The credit risk analysis is made by using an assessment tool, whereby the political risk rating is identical to the rating used by all Export Credit Agencies within the OECD. The commercial risk is assessed by analyzing a large number of parameters, which may affect the level of the future commercial risk exposure. The output from the assessment tool for the credit rating is also a pricing of the risk, expressed as a risk margin per annum over funding cost. The reference pricing for political risk and commercial risk, on which the tool is based, are reviewed using information from Export Credit Agencies and prevailing pricing in the bank loan market for structured financed deals. The objective is the internally set risk margin shall reflect the assessed risk and that the pricing is as close as possible to the current market pricing.

Risk provisions related to Customer Finance risk exposures are only made upon events occurring after the financing arrangement has become effective, which in a significant way are expected to have an adverse impact on the borrower’s ability and/or willingness to service the outstanding debt. These events can be political (normally outside the control of the borrower) or commercial e.g. a borrower´s deteriorating creditworthiness.

As of December 31, 2007, Ericsson’s total outstanding exposure related to customer finance credits was SEK 3,679 (4,109) million. As of that date, Ericsson also had unutilized credit commitments of SEK 4,185 (6,795) million. The outstanding customer loans and financial guarantees relate to infrastructure projects in

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

different geographic markets and to a large number of customers. As of December 31, 2007, there were a total of 75 (66) customer loans originated by or guaranteed by Ericsson. The five largest customer finance arrangements represented 48 (60) percent of the total credit exposure.

Security arrangements for customer credits normally include pledges of equipment, pledges of certain of the borrower’s assets and pledges of shares in the operating company. Restructuring efforts for cases of troubled debt may lead to temporary holdings of equity interests.

The table below summarizes Ericsson’s outstanding customer finance credits as of December 31, 2007 and 2006.

OUTSTANDING CUSTOMER FINANCE CREDITS

	2007	2006
On-balance sheet credits	3,649	4,074
Off-balance sheet credits	30	35

Total credits	3,679	4,109

Accrued interest	63	89
Less third-party risk coverage1)	-511	-50

Ericsson’s risk exposure	3,231	4,148

On-balance sheet credits, net carrying value	3,374	3,778
Reclassifications2)	—	-122

On-balance sheet credits, net carrying value	3,374	3,656
Of which current	2,362	1,735
Credit commitments for customer financing	4,185	6,795

1)	By “third-party risk cover” means that a financial payment guarantee has been issued by a bank, an Export Credit Agency or other financial institution covering the credit risk. It may also be a Credit risk transfer under a so called “sub participation arrangement” with a bank whereby the credit risk and the funding is taken care of by the bank for the part covered by the bank. A credit risk cover from a third party may also be issued by an insurance company.
2)	Reclassification due to consolidation in accordance with SIC 12.

Of Ericsson’s total outstanding customer finance credit exposure as of December 31, 2007, 47 (52) percent related to Central and Eastern Europe, Middle East & Africa, 23 (36) percent to Latin America, 14 (7) percent to Western Europe, 14 (4) percent to Asia Pacific and 2 (1) percent to North America.

The effect of risk provisions and reversals for customer financing affecting the income statement amounted to a net positive impact of SEK 92 million in 2007, compared to SEK 1,003 million in 2006. In 2007 and 2006, Ericsson incurred credit losses of SEK 43 million and SEK 284 million respectively.

IFRS 7 was implemented January 1, 2007. The breakdown of the comparison figures for 2005 as above are not available.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C15    OTHER CURRENT RECEIVABLES

	2007	2006
Prepaid expenses	2,527	2,212
Accrued revenues	1,661	1,124
Advance payments to suppliers	679	666
Derivatives with a positive value	1,530	3,802
Taxes	4,610	2,596
Other	4,055	4,612

Total	15,062	15,012

C16    EQUITY

Capital stock 2007

Capital stock at December 31, 2007, consisted of the following:

Parent Company	Number of shares	Capital stock
Class A shares	1,308,779,918	1,309
Class B shares	14,823,478,760	14,823

Total	16,132,258,678	16,132

The capital stock of the Company is divided into two classes: Class A shares (quota value SEK 1.00) and Class B shares (quota value SEK 1.00). Both classes have the same rights of participation in the net assets and earnings of the Company. Class A shares, however, are entitled to one vote per share while Class B shares are entitled to one tenth of one vote per share.

The total number of treasury shares at December 31, 2007, was 231,991,543 (251,013,892 in 2006, 268,065,241 in 2005) Class B shares. The number of treasury shares decreased during 2007 due to delivery and sale of shares in relation to the Stock Purchase Plans and the Stock Option Plans.

RECONCILIATION OF NUMBER OF SHARES

	Number of shares	Capital stock
Number of shares, Jan 1, 2007	16,132,258,678	16,132
Number of shares, Dec 31, 2007	16,132,258,678	16,132

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividend proposal

The Annual General Meeting 2008 resolved on a dividend of SEK 0.50 per share.

2007	Capital stock	Additional paid in capital	Revaluation of other investments in shares and participations	Cash flow hedges	Cumulative translation adjustments		Retained earnings	Stock- holders’ equity	Minority interests	Total equity
January 1, 2007	16,132	24,731	3	877	–5,569		83,939	120,113	782	120,895

Actuarial gains and losses related to pensions
Group	—	—	—	—	—		1,210	1,210	—	1,210
Associates							-2	-2		-2
Revaluation of other investments in shares and participations
Fair value measurement reported in equity	—	—	2	—	—			2	—	2
Cash flow hedges
Fair value remeasurement of derivatives reported in equity
Group	—	—	—	580	—		—	580	—	580
Associates	—	—	—	4	—		—	4	—	4
Transferred to income statement for the period	—	—	—	-1,390	—		—	-1,390	—	-1,390
Changes in cumulative translation adjustments	—	—	—	—	—		—	—	—	—
Group	—	—	—	—	-1,155	1)	—	-1,155	-1	-1,156
Associates	—	—	—	—	359		—	359	—	359
Tax on items reported directly in/or transferred from equity	—	—	—	236	20	2)	-329	-73	—	-73

Total transactions reported directly in equity	—	—	2	-570	-776		879	-465	-1	-466

Net income
Group							16,562	16,562	299	16,861
Associates							5,274	5,274		5,274

Total income and expenses recognized for the period	—	—	2	-570	-776		22,715	21,371	298	21,669

Sale of own shares	—	—	—	—	—		62	62	—	62
Stock Purchase and Stock Option Plans
Group	—	—	—	—	—		528	528	—	528
Associates	—	—	—	—	—		-19	-19	—	-19
Dividends paid	—	—	—	—	—		-7,943	-7,943	-189	-8,132
Business combinations	—	—	—	—	—		—	—	49	49

December 31, 2007	16,132	24,731	5	307	-6,345		99,282	134,112	940	135,052

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1)	Changes in cumulative translation adjustments include changes regarding revaluation of goodwill in local currency of SEK –914 million (SEK –701 million in 2006, SEK 1,084 million in 2005), net gain/loss from hedging activities of foreign entities, SEK –52 million (SEK 123 million in 2006, SEK –142 million in 2005) and SEK –70 million (SEK –1 million in 2006, SEK 127 million in 2005) of realized gain/losses net from sold/liquidated companies.
2)	Deferred tax on gains on hedges on net investments in foreign entities, SEK –72 million pre tax.

Additional paid in capital

Relates to payments made by owners and includes share premiums paid.

Revaluation of other investments in shares and participations

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

Cash flow hedges

The cash flow hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash-flow-hedging instruments related to hedged transactions that have not yet occurred.

Cumulative translation adjustments

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations, changes regarding revaluation of goodwill in local currency as well as from the translation of liabilities that hedge the Company’s net investment in foreign subsidiaries.

Retained earnings

Retained earnings, including net income for the year, comprise the earned profits of Parent Company and its share of net income in subsidiaries, joint ventures and associated companies.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Capital stock	Additional paid in capital	Revaluation of other investments in shares and participations	Cash flow hedges	Cumulative translation adjustments	Retained earnings	Stockholders’ equity	Minority interests	Total equity
2006
January 1, 2006	16,132	24,731	5	-704	-2,493	63,951	101,622	850	102,472
Actuarial gains and losses related to pensions
Group	—	—	—	—	—	437	437	—	437
Associates	—	—	—	—	—	3	3	—	3
Revaluation of other investments in shares and participations
Fair value measurement reported in equity	—	—	-2	—	—	—	-2	1	-1
Cash flow hedges
Fair value remeasurement of derivatives reported in equity
Group	—	—	—	4,133	—	—	4,133	—	4,133
Associates	—	—	—	-33	—	—	-33	—	-33
Transferred to income statement for the period	—	—	—	-1,990	—	—	-1,990	—	-1,990
Transferred to balance sheet for the period	—	—	—	99	—	—	99	—	99
Changes in cumulative translation adjustments
Group	—	—	—	—	-2,597	—	-2,597	-91	-2,688
Associates	—	—	—	—	-431	—	-431	—	-431
Tax on items reported directly in/or transferred from equity	—	—	—	-628	-48	-93	-769	—	-769

Total transactions reported directly in equity	—	—	-2	1,581	-3,076	347	-1,150	-90	-1,240

Net income
Group	—	—	—	—	—	20,317	20,317	185	20,502
Associates	—	—	—	—	—	5,934	5,934		5,934

Total income and expenses recognized for the period	—	—	-2	1,581	-3,076	26,598	25,101	95	25,196

Sale of own shares	—	—	—	—	—	58	58	—	58
Stock purchase and stock option plans	—	—	—	—	—	473	473	—	473
Dividends paid	—	—	—	—	—	-7,141	-7,141	-202	-7,343
Stock issue, net	—	—	—	—	—	—	—	70	70
Business combinations	—	—	—	—	—	—	—	-31	-31

December 31, 2006	16,132	24,731	3	877	-5,569	83,939	120,113	782	120,895

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Capital stock	Additional paid in capital	Revaluation of other investments in shares and participations	Cash flow hedges	Cumulative translation adjustments	Retained earnings	Stockholders’ equity	Minority interests	Total equity
2005
January 1, 2005	16,132	24,731	—	—	-6,530	45,372	79,705	1,057	80,762

Changes in accounting policy	—	—	155	1,155		179	1,489	—	1,489

Adjusted opening balance	16,132	24,731	155	1,155	-6,530	45,551	81,194	1,057	82,251

Actuarial gains and losses related to pensions	—	—	—	—	—	-3,221	–3,221	—	-3,221
Revaluation of other investments in shares and participations
Fair value measurement reported in equity	—	—	-3	—	—	—	-3	—	-3
Transferred to income statement at sale	—	—	-147	—	—	—	-147	—	-147
Cash flow hedges
Fair value remeasurement of derivatives reported in equity
Group	—	—	—	-3,968	—	—	-3,968	—	-3,968
Associates	—	—		7	—	—	7	—	7
Transferred to income statement for the period	—	—	—	1,404	—	—	1,404	—	1,404
Changes in cumulative translation adjustments
Group	—	—	—	—	3,740	—	3,740	147	3,887
Associates	—	—	—	—	378	—	378	—	378
Tax on items reported directly in/or transferred from equity	—	—	—	698	-81	906	1,523	—	1,523

Total transactions reported directly in equity	—	—	-150	-1,859	4,037	-2,315	-287	147	-140

Net income
Group	—	—	—	—	—	21,920	21,920	145	22,065
Associates	—	—	—	—	—	2,395	2,395	—	2,395

Total income and expenses recognized for the period	—	—	-150	-1,859	4,037	22,000	24,028	292	24,320

Sale of own shares	—	—	—	—	—	117	117	—	117
Stock Purchase and Stock Option Plans	—	—	—	—	—	242	242	—	242
Dividends paid	—	—	—	—	—	-3,959	-3,959	-174	-4,133
Stock issue, net	—	—	—	—	—	—	—	17	17
Business combinations	—	—	—	—	—	—	—	-342	-342

December 31, 2005	16,132	24,731	5	–704	–2,493	63,951	101,622	850	102,472

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C17    POST-EMPLOYMENT BENEFITS

Ericsson sponsors a number of post-employment benefit plans throughout the Group, which are in line with market practice in each country. The year 2007 was characterized by an increase in discount rates throughout the world and an increase in the life expectancy assumption in Sweden.

This note is divided into the following sections:

1.	Amount Recognized in the Consolidated Balance sheet

2.	Total Pension Cost Recognized in the Income Statement

3.	Change in the Defined Benefit Obligation, DBO

4.	Change in the Plan Assets

5.	Actuarial Gains and Losses Reported Directly in Equity (SORIE)

6.	Actuarial Assumptions

7.	Summary Information on Pension Plans per Geographical Zone

SECTION ONE: AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET

	Sweden	UK	Eurozone	US	Other	Total
2007
Defined Benefit Obligation (DBO)1)	12,512	5,606	3,079	2,238	1,791	25,226
Fair value of plan assets2)	9,463	4,854	2,104	1,779	2,036	20,236

Deficit/Surplus (+/-)	3,049	752	975	459	-245	4,990
Unrecognized past service costs	—	—	—	—	-83	-83

Closing balance	3,049	752	975	459	-328	4,907

Plans with net surplus3)	—	39	426	99	717	1,281

Provision for post-employment benefits4)	3,049	791	1,401	558	389	6,188

2006
Defined Benefit Obligation (DBO)1)	11,772	5,713	3,241	2,399	1,487	24,612
Fair value of plan assets2)	9,141	3,897	1,959	1,818	1,580	18,395

Deficit/Surplus (+/-)	2,631	1,816	1,282	581	-93	6,217
Unrecognized past service costs	—	—	—	-6	-77	-83

Closing balance	2,631	1,816	1,282	575	-170	6,134

Plans with net surplus3)	—	—	310	41	483	834

Provision for post-employment benefits4)	2,631	1,816	1,592	616	313	6,968

1)	For details on DBO, please refer to section 3 of this note.
2)	For details on Plan assets, please refer to section 4 of this note.
3)	Plans with a net surplus, i.e. where plan assets exceed DBO, are reported as Other financial assets, non-current (please see Note C12 “Financial Assets”). None of the Company’s plans with net surplus are affected by restrictions on asset recognition.
4)	Plans with net liabilities are reported in the Balance Sheet as Post-employment benefits, non-current.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SECTION TWO: TOTAL PENSION COST RECOGNIZED IN THE INCOME STATEMENT

Costs for post-employment benefits within Ericsson are distributed between defined contribution plans and defined benefit plans, with a trend toward defined contribution plans.

	Sweden	UK	Eurozone	US	Other	Total
2007
Pension cost for defined contribution plans	1,166	265	370	105	148	2,054
Pension cost for defined benefit plans1)	471	279	128	42	100	1,020

Total	1,637	544	498	147	248	3,074

Total pension cost expressed as a percentage of wages and salaries						9.0%

2006
Pension cost for defined contribution plans	1,350	—	195	93	82	1,720
Pension cost for defined benefit plans1)	347	249	300	49	44	989

Total	1,697	249	495	142	126	2,709

Total pension cost expressed as a percentage of wages and salaries						8.4%

2005
Pension cost for defined contribution plans	929	—	198	83	59	1,269
Pension cost for defined benefit plans1)	417	71	200	101	107	896

Total	1,346	71	398	184	166	2,165

Total pension cost expressed as a percentage of wages and salaries						8.5%

1)	See cost details in table below.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

COST DETAILS FOR DEFINED BENEFIT PLANS RECOGNIZED IN THE INCOME STATEMENT

	Sweden	UK	Eurozone	US	Other	Total
2007
Current Service cost	473	257	186	33	140	1,089
Interest cost	435	307	135	139	109	1,125
Expected return on plan assets	-412	-285	-125	-135	-163	-1,120
Past service cost	—	—	—	3	8	11
Curtailments and Settlements	-25	—	-68	2	6	-85

Total	471	279	128	42	100	1,020

2006
Current Service cost	431	228	279	47	92	1,077
Interest cost	406	177	133	146	104	966
Expected return on plan assets	-352	-169	-103	-140	-145	-909
Past service cost	—	31	—	5	13	49
Curtailments and Settlements	-138	-18	-9	-9	-20	-194

Total	347	249	300	49	44	989

2005
Current Service cost	275	62	200	78	81	696
Interest cost	407	169	93	148	61	878
Expected return on plan assets	-267	-160	-93	-128	-63	-711
Past service cost	2	—	—	3	14	19
Curtailments and Settlements	—	—	—	—	14	14

Total	417	71	200	101	107	896

Sections three to six focus on the Defined Benefit plans.

SECTION THREE: CHANGE IN THE DEFINED BENEFIT OBLIGATION, DBO

	Sweden	UK	Eurozone	US	Other	Total
2007
Opening balance	11,772	5,713	3,241	2,399	1,487	24,612
Current Service cost	473	257	186	33	140	1,089
Interest cost	435	307	135	139	109	1,125
Employee contributions	—	59	4	—	15	78
Pension payments	-72	-119	-89	-195	-68	-543
Actuarial gain/loss (–/+)	-71	-777	-482	-12	83	-1,259
Settlements	—	—	—	-2	-40	-42
Curtailments	-25	—	-68	2	6	-85
Business combinations1)	—	440	20	—	-6	454
Other	—	-8	-9	22	-42	-37
Translation difference	—	-266	141	-148	107	-166

Closing balance	12,512	5,606	3,079	2,238	1,791	25,226

Of which medical benefit schemes	—	—	—	533	—	533

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Sweden	UK	Eurozone	US	Other	Total
2006
Opening balance	11,632	3,795	2,475	2,863	1,549	22,314
Current Service cost	431	228	279	47	92	1,077
Interest cost	406	177	133	146	104	966
Employee contributions	—	54	4	—	13	71
Pension payments	-69	-150	-60	-189	-69	-537
Actuarial gain/loss (–/+)	-208	767	-244	-159	-28	128
Settlements	-209	-18	—	—	-48	-275
Curtailments	-211	—	-9	-9	-19	-248
Business combinations1)	—	909	781	45	20	1,755
Other	—	29	—	37	1	67
Translation difference	—	-78	-118	-382	-128	-706

Closing balance	11,772	5,713	3,241	2,399	1,487	24,612

Of which medical benefit schemes	—	—	—	579	—	579

1)	Business combinations in 2007 are related to the acquisition of Tandberg Television ASA. Business combinations in 2006 are related to the acquisition of Marconi.

FUNDED STATUS

The funded ratio, defined as total plan assets in relation to the total defined benefit obligation (DBO), was 80.2 percent in 2007, compared to 74.7 percent in 2006.

The following table summarizes the value of the DBO per geographical area in relation to whether there are, or not, plan assets wholly or partially funding each pension plan.

	Sweden	UK	Eurozone	US	Other	Total
2007
DBO, closing balance	12,512	5,606	3,079	2,238	1,791	25,226
Of which partially or fully funded	12,043	5,606	1,945	1,680	1,440	22,714
Of which unfunded	469	—	1,134	558	351	2,512

2006
DBO, closing balance	11,772	5,713	3,241	2,399	1,487	24,612
Of which partially or fully funded	11,284	5,713	1,995	1,794	1,269	22,055
Of which unfunded	488	—	1,246	605	218	2,557

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SECTION FOUR: CHANGE IN THE PLAN ASSETS

	Sweden	UK	Eurozone	US	Other	Total
2007
Opening balance	9,141	3,897	1,959	1,818	1,580	18,395
Expected return on plan assets	412	285	125	135	163	1,120
Actuarial gain/loss (+/-)	-89	—	-173	73	130	-59
Employer contributions	-1	622	128	13	83	845
Employee contributions	—	59	4	—	15	78
Pension payments	—	-127	-19	-142	-55	-343
Settlements	—	—	—	-2	-41	-43
Business combinations1)	—	349	—	—	3	352
Other	—	—	-10	—	-18	-28
Translation difference	—	-231	90	-116	176	-81

Closing balance	9,463	4,854	2,104	1,779	2,036	20,236

2006
Opening balance	8,809	2,754	1,821	1,880	1,520	16,784
Expected return on plan assets	352	169	103	140	145	909
Actuarial gain/loss (+/-)	261	26	38	-24	56	357
Employer contributions	—	191	99	211	61	562
Employee contributions	—	54	4	—	13	71
Pension payments	—	-151	-17	-136	-62	-366
Settlements	-281	—	—	—	-48	-329
Business combinations1)	—	909	—	17	13	939
Other	—	—	-11	—	-1	-12
Translation difference	—	-55	-78	-270	-117	-520

Closing balance	9,141	3,897	1,959	1,818	1,580	18,395

1)	Business combinations in 2007 are related to the acquisition of Tandberg Television ASA. Business combinations in 2006 are related to the acquisition of Marconi.

ACTUAL RETURN ON PLAN ASSETS

	Sweden	UK	Eurozone	US	Other	Total
2007	323	285	-48	208	293	1,061
2006	613	195	141	116	201	1,266

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ASSET ALLOCATION

	Sweden	UK	Eurozone	US	Other	Total
2007
Equities	2,943	1,874	1,159	1,442	479	7,897
Interest-bearing securities	6,520	2,387	847	316	1,381	11,451
Other	—	593	98	21	176	888

Total	9,463	4,854	2,104	1,779	2,036	20,236
Of which Ericsson’s securities	—	—	—	—	—	—

2006
Equities	2,377	1,802	1,142	1,058	353	6,732
Interest-bearing securities	6,764	1,914	714	696	1,087	11,175
Other	—	181	103	64	140	488

Total	9,141	3,897	1,959	1,818	1,580	18,395
Of which Ericsson’s securities	—	—	—	—	—	—

The expected contributions to the defined benefit plans during 2008 will be slightly higher than in 2007.

SECTION FIVE: ACTUARIAL GAINS AND LOSSES REPORTED DIRECTLY IN EQUITY

	2007	2006
Cumulative gain/loss (-/+) at beginning of year	3,065	3,483
Recognized gain/loss (-/+) during the year	-1,200	-230
Translation difference	-55	8
Effects related to business combinations1)	-4	-196

Cumulative gain/loss (-/+) at end of year2)	1,806	3,065

1)	Related to the acquisition of Tandberg Television ASA during 2007, and the divestiture of Defense Business during 2006.
2)	No cumulative gain/loss is related to terminated pension plans.

Since January 1, 2006, Ericsson applies immediate recognition of actuarial gains and losses directly in equity, as disclosed in the statement of recognized income and expense (SORIE). Actuarial gains and losses may arise from either a change in actuarial assumptions or in deviations between estimated and actual outcome.

MULTI-YEAR SUMMARY

	2007	2006	2005	2004
Plan assets	20,236	18,395	16,784	5,764
DBO	25,226	24,612	22,314	16,820

Deficit/Surplus (-/+)	-4,990	-6,217	-5,530	-11,056
Actuarial gains and losses (-/+)
Experience-based adjustments of pension obligations	-76	232	-415	-56
Experience-based adjustments of plan assets	59	-358	-706	-146

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SECTION SIX: ACTUARIAL ASSUMPTIONS

	Sweden	UK	Eurozone1)	US	Other1)
2007
Discount rate	4.4%	5.6%	5.42%	6.25%	8.84%
Expected return on plan assets for the year	4.55%	6.75%	6.14%	7.5%	9.75%
Future salary increases	3.25%	4.6%	3.08%	4.5%	6.76%
Health care cost inflation, current year	n/a	n/a	n/a	9.5%	n/a
Life expectancy after age 65 in years, males	21	21	22	18	18
Life expectancy after age 65 in years, females	24	24	25	20	22
2006
Discount rate	3.7%	5.0%	4.5%	6.0%	8.25%
Expected return on plan assets for the year	4.0%	6.2%	5.75%	8.0%	9.5%
Future salary increases	3.0%	4.5%	3.0%	4.5%	6.0%
Health care cost inflation, current year	n/a	n/a	n/a	10.0%	n/a
Life expectancy after age 65 in years, males	18	21	20	18	17
Life expectancy after age 65 in years, females	22	24	24	20	20

1)	Weighted average

•	Actuarial assumptions are assessed on a quarterly basis.

•

The discount rate for each country is determined by reference to market yields on high-quality corporate bonds. In countries where there is no deep market in such bonds, the market yields on government bonds are used.

•

The overall expected long-term return on plan assets is a weighted average of each asset category’s expected rate of return. The expected return on interest-bearing investments is set in line with each country’s market yield. Expected return on equities is derived from each country’s risk free rate with the addition of a risk premium.

•	Salary increases are partially affected by fluctuation in inflation.

•

The net periodic pension cost and the present value of the DBO for current and former employees are calculated using the Projected Unit Credit (PUC) actuarial cost method, which objective is to spread the cost of each employee’s benefits over the period that the employee works for the company.

SENSITIVITY ANALYSIS FOR MEDICAL BENEFIT SCHEMES

The effect (in SEK million) of a one percentage point change in the assumed trend rate of medical cost would have the following effect:

	1 percent increase	1 percent decrease
Net periodic post-employment medical cost	4	-3
Accumulated post-employment benefit obligation for medical costs	48	-42

SECTION SEVEN: SUMMARY INFORMATION ON PENSION PLANS PER GEOGRAPHICAL ZONE

Applicable to all countries: In 2007, discount rates have increased resulting in a decrease in the DBO, and consequently an actuarial gain.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Overall, there is a trend towards increased usage of defined contribution plans. Some defined benefit plans have been closed for new entrance and will gradually be replaced by defined contribution plans.

Specific information per geographical area:

Sweden:

In 2007, the Swedish Financial Supervisory Authority issued new mortality tables which have been adopted in the calculation of the DBO at December 31, 2007. The life expectancy for males increased by three years and females one year, resulting in an increase in the DBO and consequently an actuarial loss.

The trend towards defined contribution pension solutions is also applicable in Sweden, since the collectively agreed ITP Plan, which historically has been a defined benefit plan, has been renegotiated and, as from July 1, 2007, the parties have agreed to launch a new ITP Plan. The new plan is a defined contribution plan which will be open for new participants in the ITP system, whereas earlier participants will continue in the old plan.

As before, Ericsson has secured the disability- and survivors’ pension part of the ITP Plan through an insurance solution with the insurance company Alecta. Although this part of the plan is classified as a multi-employer defined benefit plan, it has not been possible for Ericsson to get sufficient information to apply defined benefit accounting, and therefore, it has been accounted for as a defined contribution plan. At the end of 2007, Alecta reported a surplus of 52 procent (43 procent in 2006). Such surplus reflects the fair value of Alecta’s plan assets as a percentage of plan commitments, then measured in accordance with Alecta’s actuarial assumptions, which are different from those in IAS 19. Alecta’s surplus may be distributed to the members of the plan and/or plan participants.

UK:

In 2007, the acquisition of Tandberg Television ASA increased the DBO by SEK 440 million, and the plan assets by SEK 349 million.

Euro zone:

Germany, Italy and Ireland are the countries with the most significant defined benefit pension plans for the Group.

The acquisition of the German company LHS AG did not have any effect on the DBO since the company only has defined contribution plans.

In Italy, the parliament approved the reform of the “statutory severance indemnity—TFR” to be effective per January 1 2007. This reform changes the nature of the pension plans from defined benefit to defined contribution. The defined benefit plans are closed per December 31 2006.

In Ireland, the life expectancy increased by two years for both males and females.

US & Other:

No issues except for the increase in discount rate.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C18    PROVISIONS

	Warranty commitments	Restructuring	Project related	Other1)	Total2)
2007
Opening balance	2,961	2,277	3,272	5,372	13,882
Additions	1,472	676	1,795	1,216	5,159
Reversal of excess amounts	-861	-400	-1,080	-1,409	-3,750
Negative effect on Income Statement					1,409
Utilization/Cash out	-1,755	-1,680	-1,383	-1,490	-6,308
Balances regarding divested/acquired businesses	22	—	—	-11	11
Reclassification	-24	123	-5	510	604
Translation differences	-1	55	20	54	128

Closing balance	1,814	1,051	2,619	4,242	9,726

2006
Opening balance	4,821	2,314	5,007	6,526	18,668
Additions	2,561	2,765	2,544	2,876	10,746
Reversal of excess amounts	-1,100	-416	-872	-2,359	-4,747
Negative effect on Income Statement					5,999
Utilization/Cash out	-3,471	-2,308	-3,352	-1,209	-10,340
Balances regarding divested/acquired businesses	224	20	76	-100	220
Reclassification	15	19	25	-146	-87
Translation differences	-89	-117	-156	-216	-578

Closing balance	2,961	2,277	3,272	5,372	13,882

1)	Off-balance customer financing is included in other provisions.
2)	Of which non-current SEK 368 (602) million.
Other has been split into two different categories, project related and other. 2006 figures have been restated accordingly.

PROVISIONS

Risk assessment in the ongoing business is performed monthly to identify the need for new additions and reversals. Management uses its best judgment to estimate provisions based on this assessment. The actual utilization for 2007 was SEK 6.3 billion compared to the estimated SEK 8.3 billion. In certain circumstances, provisions are no longer required due to more favorable outcomes than anticipated, and that will affect the provisions as a reversal. In other cases the outcome can be negative, and in that case a cost will be booked directly in the income statement. For 2007, new or additional provisions amounting to SEK 5.2 billion were made, and SEK 3.8 billion were reversed. The expected utilization in 2008 is approximately SEK 6 billion.

For more information, see Note C1, “Significant Accounting Policies” and Note C2 “Critical Accounting Estimates and Judgments”.

WARRANTY COMMITMENTS

Warranty provisions are based on historic quality rates for established products as well as estimates regarding quality rates for new products and costs to remedy the various types of faults predicted. The actual

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

utilization for 2007 was SEK 1.8 billion, compared to the expected SEK 2.2 billion. Provisions amounting to SEK 1.5 billion were made and due to more favorable outcomes in certain cases reversals of SEK 0.9 billion were made. The expected utilization of warranty provisions during year 2008 is approximately SEK 1 billion.

RESTRUCTURING

There have not been any major new restructuring provisions made during 2007. Restructuring provisions amounting to SEK 1.7 billion were utilized during 2007, in line with the expected SEK 1.6 billion. The major part of the provisions utilized during 2007 refers to provisions made in 2006 related to the Marconi integration and the Career change offer in Sweden. The expected utilization of restructuring provisions during 2008 is approximately SEK 1 billion.

PROJECT RELATED

Project related provisions include onerous (estimated losses) contracts, contractual penalties and undertakings. The utilization of project related provisions were SEK 1.4 billion compared to the estimated SEK 1.7 billion. Provisions amounting to SEK 1.8 billion were made and SEK 1.1 billion were reversed due to a more favorable outcome than expected. The expected utilization for 2008 is estimated to be approximately SEK 2 billion.

OTHER

Other provisions include provisions for income taxes, value added tax issues, litigations, supplier claims, customer financing and other provisions. The utilization was SEK 1.5 billion in 2007 compared to the estimate of SEK 2.8 billion. New provisions amounting to SEK 1.2 billion were made and SEK 1.4 billion were reversed during the year due to a more favorable outcome. For 2008 the expected utilization is approximately SEK 2 billion.

C19    INTEREST-BEARING LIABILITIES

Ericsson’s outstanding interest-bearing liabilities were SEK 27.2 (14.6) billion as of December 31, 2007.

INTEREST-BEARING LIABILITIES

	2007	2006
Borrowings, current
Current part of non-current borrowings1)	3,065	88
Other current borrowings	2,831	1,592

Total current borrowings	5,896	1,680

Borrowings, non-current
Notes and bond loans	19,380	11,204
Other borrowings, non-current	1,940	1,700

Total non-current interest- bearing liabilities	21,320	12,904

Total interest-bearing liabilities	27,216	14,584

1)	Including notes and bond loans of SEK 2,898 (0) million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All outstanding notes and bond loans are issued by the Parent Company under its Euro Medium Term Note program. Bonds issued at a fixed interest rate are swapped to a floating interest rate using interest rate swaps, resulting in a weighted average interest rate of 5.48 percent at December 31, 2007. These bonds are revalued based on changes in benchmark interest rates according to the fair value hedge methodology stipulated in IAS 39.

In June 2007 Ericsson successfully placed a bond issuance. The transaction comprised a EUR 875 million dual-tranche Eurobond, consisting of a EUR 375 million seven-year floating rate note and a EUR 500 million ten-year fixed rate note, as well as a SEK 3 billion five-year note. The bond issues will materially lengthen Ericsson’s average debt maturity profile. Ericsson last accessed the Eurobond market in 2004.

NOTES AND BOND LOANS

Issued-maturing	Nominal Amount		Coupon	Currency	Book value (SEK m.)		Maturity date (yy-mm-dd)		Unrealized hedge gain/loss (incl. in book value)
1999-2009	483		6.500%	USD	3,166	3)	09-05-20		-61
2001-2008	226	1)	7.375%	GBP	2,898	3)	08-06-05		8
2003-2010	471	2)	6.750%	EUR	4,462	3)	10-11-28		-14
2004-2012	450		3.935%	SEK	450		12-12-07	4)
2007-2012	1,000		5.100%	SEK	1,002	3)	12-06-29		-4
2007-2012	2,000		3.710%	SEK	2,000		12-06-29	5)
2007-2017	500		5.380%	EUR	4,757	3)	17-06-27		-65
2007-2014	375		4.459%	EUR	3,543		14-06-27	6)

Total					22,278				-136

1)	The GBP 226 million bond has interest rates linked to the Company’s credit rating. The interest will increase/decrease 0.25 percent per annum for each rating notch change per rating agency (Moody’s and Standard & Poor’s). The interest rate applicable to this bond cannot be less than the initial interest rates in the loan agreements.
2)	The EUR 471 million bond is callable after 2007; the fair value of the embedded derivative is included in the book value of the bond.
3)	Interest rate swaps are designated as fair value hedges.
4)	Contractual repricing date 2008-06-09.
5)	Contractual repricing date 2008-03-29.
6)	Contractual repricing date 2008-03-27.

C20    FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Ericsson’s financial risk management is governed by a policy approved by the Board of Directors. The Finance Committee of the Board of Directors is responsible for overseeing the capital structure and financial management of the Company and approving certain matters such as acquisitions, investments, customer financing commitments, guarantees and borrowing and is continuously monitoring the exposure to financial risks.

Ericsson defines its managed capital as the total Group equity. For Ericsson, a robust financial position with a strong equity ratio, investment grade rating, low leverage and ample liquidity is necessary. This provides us with the financial flexibility and independence to operate and manage variations in working capital needs as well as capitalize on business opportunities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s overall capital structure should support the financial targets: to grow faster than the market, deliver best in class margins and generate a healthy cash flow. The capital structure is managed by balancing equity, debt financing and liquidity in such a way that we secure funding of our operations at a reasonable cost of capital. Regular borrowings are complemented with committed credit facilities to give additional flexibility to manage unforeseen funding needs. We strive to finance our growth, normal capital expenditures and dividends to shareholders by generating sufficient positive cash flows from operating activities.

Our capital objectives are:

•	an equity ratio above 40 percent

•	a cash conversion rate above 70 percent

•	maintain a positive net cash position

•	maintain a solid investment grade rating from Moody’s and Standard & Poor’s

	2007	2006
Capital (SEK billion)	135	121

Capital objective
Equity ratio (percent)	55	56
Cash conversion rate (percent)	66	57
Positive net cash (SEK billion)	24.3	40.7

Credit rating
Moody’s	Baa1	Baa2
Standard & Poor’s	BBB+	BBB-

Ericsson has a treasury function with the principal role to ensure that appropriate financing is in place through loans and committed credit facilities, to actively manage the Group’s liquidity as well as financial assets and liabilities, and to manage and control financial risk exposures in a manner consistent with underlying business risks and financial policies. Hedging activities, cash management and insurance management are largely centralized to the treasury function in Stockholm.

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

The Board of Directors has established risk limits for defined exposures to foreign exchange and interest rate risks as well as to political risks.

For further information about accounting policys please see Note C1—“Significant Accounting Policies”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOREIGN EXCHANGE RISK

Ericsson is a global company with sales mainly outside Sweden. Revenues and costs are to a large extent in currencies other than SEK and therefore the financial results of the Group may be impacted through currency fluctuations.

Ericsson has a structural mismatch between revenues and costs in different currencies and is therefore exposed to various currency combinations. These currency combinations and exposures will vary over time.

Ericsson reports the financial accounts in SEK and movements in exchange rates between currencies will affect:

•	specific line items such as Net sales and Operating income

•	the comparability of our results between periods; and,

•	the carrying value of assets and liabilities.

The results of operations and financial position of non-Swedish sub-sidiaries are reported in other currencies than SEK, and thus translated into SEK upon consolidation.

	Overall Exposure		Transaction Exposure in SEK entities
Currency	Net Sales	Purchases	Internal Sales2)	Purchases3)
USD1)	41%	32%	44%	38%
EUR	27%	25%	33%	21%
GBP	4%	5%	2%	1%
SEK	3%	20%	2%	38%
JPY	3%	1%	5%	1%
AUD	3%	2%	3%	0%
INR	2%	2%	0%	0%
CNY	7%	5%	0%	0%
Other	10%	8%	11%	1%

1)	Including USD related currencies except CNY.
2)	Eliminated upon consolidation. However, net impact on Cost of Sales as the Internal purchases normally is in functional currency of the buying company.
3)	39 percent of overall purchases, offsetting Internal Sales.

Net sales and Operating income are affected by changes in foreign exchange rates from two different kinds of exposures;

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

OUTSTANDING DERIVATIVES

	Currency	2007				2006
		Nominal currency	Asset SEK	Liability SEK		Nominal currency	Asset SEK	Liability SEK
Currency derivatives
Maturity up to one year	USD	3,786	783	558		6,764	2,281	726
	EUR	2,546	20	531		2,062	370	70
	Other		42	-78	1)		456	-40	1)

Total maturity up to one year			845	1,011			3,107	756

Maturity one to three years	USD	575	131	15		109	63	29
	EUR	1,026	13	78		1,043	90	0
	Other		1	-10	1)		58	-17	1)

Total maturity one to three years			145	83			211	12

Maturity three to five years	EUR	—				471	17	0

Total maturity three to five years			—	—			17	0

Total currency derivatives			990	1,094			3,335	768

(of which is included in Cash flow hedge relations)			416	13			1,239	158

1)	Negative amounts relate to effects from one exposure of a derivative that is positive/negative while the total effect of the derivative is the opposite.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		2007					2006
	Currency	Nominal currency	Asset SEK		Liability SEK		Nominal currency	Asset SEK		Liability SEK
Interest derivatives
Maturity up to one year	EUR	1,500	16		15		260	—		2
	NOK	10,120	42		7		24,289	12		23
	SEK	24,157	21		30		42,820	119		63
	USD	—	1		1		—	—		—
	GBP	276	114		1		—	—		—
	Other		—		—			—		4

Total maturity up to one year			194		54			131		92

Maturity one to three years	SEK	30,823	24		21
	GBP	—	—		—		226	115		—
	NOK	9	26		18		25,275	43		-2	2)
	EUR	1,112	13		14		—	—
	USD	483	163		—		483	180		8
	Other		—		3			5		6

Total maturity one to three years			226		56			343		12

Maturity three to five years	EUR	107	5		4		434	94		—
	USD	—	—		—		50	6		—
	SEK	2,000	27		-1	2)	—	—		—

Total maturity three to five years			32		3			100		—

Maturity more than five years	SEK	1,305	5		3		1,428	9		11
	EUR	526	179		—		—	—		—

Total maturity more than five years			184		3			9		11

Total interest derivatives			636	1)	116			583	1)	115

(of which is included in Fair Value hedgerelations)			478		—		—	385		—

1)	Of which 96 million is reported as non-current assets for 2007 and 116 million for 2006
2)	Negative amounts relate to effects from one exposure of a derivative that is positive/negative while the total effect of the derivative is the opposite.

Transaction exposure

•	Sales and Cost of sales in non-reporting currencies in individual group companies. to a large extent the exposure is concentrated to the Swedish subsidiary Ericsson AB

•	These exposures are addressed by hedging

Translation exposure

•	Sales and Cost of sales in foreign entities are translated into SEK

•	These exposures cannot be addressed by hedging

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The current policy for hedging transaction exposures and due to the fact that translation exposure can’t be hedged, results in that only around a fifth of the Group’s foreign exchange exposure in net sales is hedged. The hedge effect on operating margin is larger, as it is a net of sales and cost of sales.

Transaction exposure

Foreign exchange risk is as far as possible concentrated to Swedish group companies, primarily Ericsson AB. Sales to foreign subsidiaries are normally invoiced in the functional currency of the receiving entity, and export sales from Sweden to external customers are normally denominated in USD or other foreign currency. In order to limit the exposure toward exchange rate fluctuations on future revenue or expenditure, committed and forecasted future sales and purchases in major currencies are hedged, for the coming 6-12 months. During 2007, the only entity performing hedge accounting on forecasted transactions was Ericsson AB.

According to policy the transaction exposure in the subsidiaries’ balance sheets (i.e. trade receivables and payables and customer financing receivables) should be fully hedged. Group Treasury has a mandate to leave selected transaction exposures in local companies’ balance sheets un-hedged up to an aggregate risk of VaR SEK 20 million, given a confidence level of 99 percent and a 1 day horizon.

External forward contracts are designated as cash flow hedges of the net exposure for the main currencies and companies of the Group.

Other foreign exchange exposures in balance sheet items are hedged through offsetting balances or derivatives.

As of December 31, 2007, outstanding foreign exchange derivatives hedging transaction exposures had a positive net market value of SEK 0.1 (2.3) billion. The market value is partly deferred in the hedge reserve in equity to offset the gains/losses on hedged future sales in foreign currency. The remaining positive balance corresponds to depreciation of trade receivable balances being remeasured at lower rates compared to the exchange rates prevailing when originated.

Cash flow hedges

The purpose of hedging future cash flows is to protect operating margin and reduce volatility in the Income statement. Hedging is done by selling or buying foreign currencies against the functional currency of the hedging entity using FX forwards.

Hedging is done based on a rolling 12-month exposure forecast. Ericsson uses a layered hedging approach where the closest quarters are hedged to a higher degree than coming quarters. Each consecutive quarter is hereby hedged on several occasions and is covered by an aggregate of hedging contracts initiated at various points in time which supports the objective of reducing volatility in the income statement from changes in foreign exchange rates.

Translation exposure in net assets

Ericsson has many subsidiaries operating outside Sweden with other functional currencies than SEK. The net results in such companies and the value of such foreign equity investments are exposed to exchange rate fluctuations, which affect the consolidated income statement and balance sheet when translated to SEK.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Translation exposure in foreign subsidiaries is hedged according to the following policy established by the Board of Directors:

Translation risk related to equity in foreign subsidiaries is hedged up to 20 percent in selected companies. The translation differences reported in equity during 2007 were negative, SEK 0.8 billion, including hedging gains of SEK 0.1 billion. Translation risk related to forecasted results from foreign operations is not hedged.

Net Investment hedges

The purpose of net investment hedges is to protect the value in SEK of net investments in foreign entities from changes in the relevant foreign exchange rates. Hedging is done selling the relevant foreign currency against SEK using FX forwards.

INTEREST RATE RISK

Ericsson is exposed to interest rate risk through market value fluctuations in certain balance sheet items and through changes in interest expenses and revenues. The net cash position was SEK 24.3 (40.7) billion at the end of 2007, consisting of cash, cash equivalents and short-term cash investments of SEK 57.7 (62.3) billion and interest-bearing liabilities and post-employment benefits of SEK 33.4 (21.6) billion.

Ericsson manages the Interest rate risk by (i) matching fixed and floating interest rates in interest-bearing balance sheet items and (ii) avoiding significant fixed interest rate exposure in Ericsson’s net cash position. The policy is that interest-bearing assets shall have an average interest duration between 6 and 18 months and interest-bearing liabilities an average interest duration shorter than 6 months, taking derivative instruments into consideration. Treasury has a mandate to deviate from the asset management benchmark given by the Board and take FX positions up to an aggregate risk of VaR SEK 30 m. given a confidence level of 99 percent and a 1 day horizon.

As of December 31, 2007, 92 (100) percent of Ericsson’s interest-bearing liabilities and 100 (99) percent of Ericsson’s interest-bearing assets had floating interest rates, i.e. interest periods of less than 12 months.

When managing the interest rate exposure, Ericsson uses derivative instruments, such as interest rate swaps. Derivative instruments used for converting fixed rate debt into floating rate debt are designated as Fair value hedges.

Fair value hedges

The purpose of fair value hedges is to hedge the variability in the fair value of fixed-rate debt (issued bonds) from changes in the relevant benchmark yield curve for its entire term by converting fixed interest payments to a floating rate (e.g. STIBOR or LIBOR) by using interest rate swaps (IRS). The credit risk/spread is not hedged.

The fixed leg of the IRS is matched against the cash flows of the hedged bond. Hereby the fixed-rate bond/debt is converted into a floating-rate debt, in accordance with the policy.

SENSITIVITY ANALYSIS

Ericsson uses the Value at Risk (VaR) methodology to measure foreign exchange and interest rate risk in portfolios managed by Treasury. This statistical method expresses the maximum potential loss that can arise with

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

a certain degree of probability during a certain period of time. For the VaR measurement, Ericsson has chosen a probability level of 99 percent and a 1-day time horizon. The daily VaR measurement uses market volatilities and correlations based on historical daily data (one year).

The average VaR calculated for 2007 was for the interest rate mandate SEK 16.1 (12.3) million and for the transaction exposure mandate SEK 13.5 million (new mandate from January 1, 2007). No VaR-limits were exceeded during 2007. The VaR method has been introduced as of 2007, due to the implementation of IFRS 7.

FINANCIAL CREDIT RISK

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. This exposure arises in the investments in cash, cash equivalents, short term Investments and from derivative positions with positive unrealized result against banks and other counterparties.

Ericsson mitigates these risks by investing cash primarily in well-rated commercial papers, treasury bills and floating rate notes with short-term ratings of at least A-2/P-2 and long-term ratings of at least A-/A3 and in liquidity funds with a rating of at least A. Separate credit limits are assigned to each counterpart in order to minimize risk concentration. We have had no sub-prime exposure in our investments. All derivative transactions are covered by ISDA netting agreements to reduce the credit risk. No credit losses were incurred during 2007, neither on external investments nor on derivative positions.

At December 31, 2007, the credit risk in financial cash instruments was equal to the instruments’ carrying value. Credit exposure in derivative instruments was SEK 1.6 (3.9) billion.

LIQUIDITY RISK

Liquidity risk is that Ericsson is unable to meet its short-term payment obligations due to insufficient or illiquid cash reserves.

Ericsson maintains sufficient liquidity through centralized cash management, investments in highly liquid interest-bearing securities, and by having sufficient committed credit lines in place to meet potential funding needs. For information about contractual obligations please see Board of Directors’ Report. The current cash position is deemed to satisfy all short-term liquidity requirements.

During 2007, cash and bank and short-term cash investments decreased by SEK 4.6 billion to SEK 57.7 billion despite issuance of non-current debt. The decrease was mainly due to investments in new business acquisitions and dividend. The decrease was partly offset by a positive operating cash flow.

CASH AND SHORT-TERM CASH INVESTMENTS

	Remaining time to maturity
(SEK billion)	< 3 months	< 1 year	1–5 years	>5 years	Total 2007
2007	29.8	18.0	8.9	1.0	57.7
2006	33.0	9.0	20.3	—	62.3

The instruments are either classified as held for trading or assets available for sale with maturity less than one year and therefore short-term investments.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

REFINANCING RISK

Refinancing risk is the risk that Ericsson is unable to refinance outstanding debt at reasonable terms and conditions, or at all, at a given point in time.

REPAYMENT SCHEDULE OF LONG-TERM BORROWINGS1)

Nominal amount (SEK billion)	Current maturities of long- term debt	Notes and bonds (non-current)	Liabilities to financial institutions (non-current)	Total
2008	2.9	—	—	2.9
2009	—	3.1	—	3.1
2010	—	4.5	0.1	4.6
2011	—	—	—	—
2012	—	3.5	—	3.5
2013	—	—	0.1	0.1
2014	—	3.5	0.1	3.6
2015	—	—	—	—
2016	—	—	—	—
2017	—	4.7	0.2	4.9

Total	2.9	19.3	0.5	22.7

1)	Excluding finance leases reported in Note C27, “Leasing”.

Debt financing is mainly carried out through borrowing in the Swedish and international debt capital markets.

Bank financing is used for certain subsidiary funding and to obtain committed credit facilities.

FUNDING PROGRAMS

	Amount	Utilized	Unutilized
Euro Medium-Term Note program (USD m.)	5,000	3,051	1,949
Euro Commercial Paper program (USD m.)	1,500	—	1,500
Swedish Commercial Paper program (SEK m.)	5,000	—	5,000
Long-term Committed Credit facility (USD m.)	2,000	—	2,000
Indian Commercial Paper program (INR m)	3,000	—	3,000
Short-term Committed Credit facilities (SEK m.)	273	—	273

On July 16th, 2007, Ericsson entered into a USD 2.0 billion long-term committed credit facility agreement. The USD 2.0 billion facility replaces the previous USD 1.0 billion facility. The new facility does not have interest rates linked to credit rating or financial covenants.

Both Moody’s credit rating agency and Standard & Poor’s (S&P) raised Ericsson’s credit rating during 2007. At year-end, their ratings of Ericsson’s creditworthiness were Baa1 (Baa2) for Moody’s and BBB+ (BBB–) for S&P, both considered to be “Solid Investment Grade”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FINANCIAL INSTRUMENTS CARRYING AMOUNT

SEK billion	Customer financing	Trade receivables C14	Short-term investments	Cash and cash equivalents	Borrowings C19	Trade payables C22	Other financial assets C12	Other current receivables C15	Other current liabilities C21	2007	2006
Assets at fair value through profit or loss			29.0	9.8				1.5	-1.2	39.1	46.5
Loans and receivables	3.4	60.5		1.6			2.3			67.8	57.8
Available for sale assets			0.3	0.1			0.7			1.1	0.7
Financial liabilities at amortized cost					-27.2	-17.4				-44.6	-32.8

Total	3.4	60.5	29.3	11.5	-27.2	-17.4	3.0	1.5	-1.2	63.4	72.2

FINANCIAL INSTRUMENTS CARRIED AT OTHER THAN FAIR VALUE

In the following tables, carrying amounts and fair values of financial instruments that are carried in the financial statements at other than fair values are presented. Assets valued at fair value through profit or loss showed a net gain of SEK 987 million. For further information about valuation principles, please see Note C1, “Significant accounting policies”.

FINANCIAL INSTRUMENTS CARRIED AT OTHER THAN FAIR VALUE

	Carrying amount		Fair value
(SEK billion)	2007	2006	2007	2006
Current maturities of non-current borrowings	2.9	0.1	3.1	0.1
Notes and bonds	19.4	11.2	19.4	11.7

Total	22.3	11.3	22.5	11.8

Financial instruments excluded from the tables, such as trade receivables and payables, are carried at amortized cost which is deemed to be equal to fair value. When a market price is not readily available and there is insignificant interest rate exposure affecting the value, the carrying value is considered to represent a reasonable estimate of a fair value.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C21    OTHER CURRENT LIABILITIES

	2007	2006
Income tax liabilities	1,126	1,969
Advances from customers	3,419	1,441
Liabilities to associated companies	49	31
Accrued interest	466	365
Accrued expenses, of which	21,369	19,040
employee related	9,443	8,042
other	11,926	10,998
Deferred revenues	5,961	4,583
Derivatives with a negative value	1,210	883
Other	11,395	8,866

Total	44,995	37,178

C22    TRADE PAYABLES

	2007	2006
Payables to associated companies and joint ventures	90	730
Other	17,337	17,453

Total	17,427	18,183

C23    ASSETS PLEDGED AS COLLATERAL

	2007	2006
Assets pledged as collateral	1,639	—
Chattel mortgages	130	114
Bank deposits	230	171

Total	1,999	285

C24    CONTINGENT LIABILITIES

	2007	2006
Contingent liabilities	1,182	1,392

Total	1,182	1,392

Contingent liabilities assumed by Ericsson include guarantees of loans to other companies of SEK 73 (95) million. Ericsson has SEK 492 (496) million issued to guarantee the performance of a third party.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C25    STATEMENT OF CASH FLOWS

Interest paid in 2007 was SEK 1,513 million (SEK 1,353 million in 2006, SEK 2,577 million in 2005) and interest received was SEK 1,864 million (SEK 1,539 million in 2006, SEK 2,142 million in 2005). Taxes paid, including withholding tax, were SEK 5,116 million (SEK 3,649 million in 2006, SEK 2,010 million in 2005).

For more information regarding the disposition of cash and cash equivalents and unutilized credit commitments, see Note C20—“Financial Risk Management and Financial Instruments”.

Cash restricted due to currency restrictions or other legal restrictions in certain countries amounted to SEK 5,797 million (SEK 5,794 million in 2006, SEK 3,773 million in 2005).

ADJUSTMENTS TO RECONCILE NET INCOME TO CASH

	2007	2006	2005
Property, plant and equipment
Depreciation	3,121	3,007	2,804
Impairment losses/reversals of impairments	-207	30	-366

Total	2,914	3,037	2,438

Intangible assets
Amortization
Capitalized development expenses	2,371	2,277	3,009
Intellectual Property Rights, brands and other intangible assets	3,062	1,960	260

Total amortization	5,433	4,237	3,269
Impairments
Capitalized development expenses	16	242	95
Intellectual Property Rights, brands and other intangible assets	—	—	—

Total impairment losses	16	242	95

Total	5,449	4,479	3,364

Total depreciation, amortization and impairment losses on property, plant and equipment and intangible assets	8,363	7,516	5,802

Taxes	1,119	4,282	5,518
Dividends from joint ventures/ associated companies	4,223	1,262	31
Undistributed earnings in joint ventures/associated companies	-5,636	-4,233	-2,154
Impairment losses on other investments in shares and participations and capital gains (-)/losses on sale of fixed assets, excluding customer financing, net	-254	-2,815	35
Other non-cash items	-643	48	1,468

Total adjustments to reconcile net Income to cash	7,172	6,060	10,700

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C26    BUSINESS COMBINATIONS

ACQUISITIONS AND DIVESTMENTS

Acquisitions

	2007	2006	2005
Intangible assets	11,627	15,648	404
Property, plant and equipment	325	1,257	15
Goodwill	16,917	163	512
Other assets	4,266	4,422	124
Provisions, including post-employment benefits	-127	-812	-135
Other liabilities	-6,227	-2,689	-55
Purchase of minority holdings	45	89	345
Cash and cash equivalents	2,387	1,781	16

Total purchase price	29,213	19,859	1,226
Less:
Cash and cash equivalents	2,387	1,781	16
Consideration payable	534	—	—

Cash flow effect	26,292	18,078	1,210

In 2007, Ericsson made acquisitions with a cash flow effect amounting to SEK 26,292 million (SEK 18,078 million in 2006), primarily:

•

Redback: as per January 23, Ericsson purchased all shares in redback inc., based in Santa Clara, USA, with the purpose to strengthen the network offering for multiple services over the IP network. Redback’s products, multi-service routers, provide the intelligence needed to adapt the quality of a service to the screen and the resolution that the user can reach with their access at any particular time. Redback has over 500 carrier customers in more than 80 countries and employs about 800 people. Net sales for Redback amounted to approximately SEK 1,600 million for the period January 23–December 31, 2007. Had the acquisition been made as per January 1, 2007, additional net sales of SEK 57 million would have been recognized and the operating income would have been reduced by SEK 141 million. The main reasons for that part of the acquisition costs are recognized as goodwill, representing 53 percent of total assets acquired, are that strong future synergies are estimated and also the value of the acquired assembled work force. Transaction costs for the acquisition amounted to SEK 82 million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

REDBACK BUSINESS

Net assets acquired	Book value	Fair value adjustments	Fair value
Intangible assets
Intellectual property rights	—	3,272	3,272
Brands	—	609	609
Customer relationships	—	1,575	1,575
Goodwill	—	9,354	9,354
Other assets and liabilities
Inventory	96	—	96
Property, plant and equipment	153	—	153
Other assets	2,625	—	2,625
Other liabilities	-768	-2,122	-2,890

Total purchase price			14,794
Less:
Cash and cash equivalents	952	—	952
Consideration payable	—	275	275

Cash flow effect			13,567

The determination of purchase consideration allocation and fair values of assets acquired and liabilities assumed is based on preliminary appraisal; therefore, these values may be subject to minor adjustments.

•

Tandberg: As per may 1, Ericsson purchased all shares in Tandberg television ASA in Norway. The aim was to further strengthen Ericsson’s position as an end-to-end supplier within IPTV, which is judged to be the central point in the future digital home. Tandberg’s strength is coding and compression of TV signals to gain maximum benefit from the bandwidth available while retaining the highest possible picture quality. Tandberg employs approximately 870 people with headquarters in Southampton, UK, and Atlanta, USA. Net sales for Tandberg amounted to approximately SEK 1,400 million for the period May 1–December 31, 2007. Had the acquisition been made as per January 1, 2007, additional net sales of SEK 586 million would have been recognized and the operating income would have been reduced by SEK 389 million.

The main reasons for that part of the acquisition costs are recognized as goodwill, representing 45 percent of total assets acquired, are that strong future synergies are estimated and also the value of the acquired assembled work force. Transaction costs for the acquisition amounted to SEK 69 million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

TANDBERG BUSINESS

Net assets acquired	Book value	Fair value adjustments	Fair value
Intangible assets
Intellectual property rights	—	2,712	2,712
Brands	—	276	276
Customer relationships	—	1,486	1,486
Goodwill	—	5,442	5,442
Other assets and liabilities
Inventory	227	—	227
Property, plant and equipment	124	—	124
Other assets	1,938	—	1,938
Post-employment benefits	-62	—	-62
Other liabilities	-924	-1,432	-2,356

Total purchase price			9,787
Less:
Cash and cash equivalents	742	—	742

Cash flow effect			9,045

The determination of purchase consideration allocation and fair values of assets acquired and liabilities assumed is based on preliminary appraisal; therefore, these values may be subject to minor adjustments.

•

LHS: As per October 1, Ericsson purchased 87.47 percent of the shares in LHS AG in Germany. The company provides telecom billing and customer care systems for the post-paid wireless, wireline and IP telecom markets. LHS employs approximately 550 people with headquarter in Frankfurt. Net sales for LHS amounted to approximately SEK 250 million and the operating income amounted to SEK 40 million for the period October 1—December 31, 2007. Had the acquisition been made as per January 1, 2007, additional net sales of SEK 657 million would have been recognized and the operating income would have been reduced by SEK 17 million.

The main reasons for that part of the acquisition costs are recognized as goodwill, representing 38 percent of total assets acquired, are that strong future synergies are estimated and also the value of the acquired assembled work force. Transaction costs for the acquisition amounted to SEK 26 million.

LHS BUSINESS

Net assets acquired	Book value	Fair value adjustments	Fair value
Intangible assets
Intellectual property rights	—	367	367
Brands	—	43	43
Customer relationships	—	777	777
Goodwill	—	1,293	1,293
Other assets and liabilities
Property, plant and equipment	32	—	32
Other assets	866	—	866
Minority interest	-82		-82
Other liabilities	-252	-380	-632

Total purchase price			2,664
Less:
Cash and cash equivalents	249	—	249

Cash flow effect			2,415

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The determination of purchase consideration allocation and fair values of assets acquired and liabilities assumed is based on preliminary appraisal; therefore, these values may be subject to minor adjustments.

•

Entrisphere: As per February 12, Ericsson acquired Entrisphere inc., a company providing fiber access technology, based in Santa Clara, USA. The acquisition strengthens Ericsson’s fixed broadband access portfolio and its position in converged networks. Fiber technology is essential for next generation access networks and for High Definition IPTV and other IP-based services with high demand for bandwidth and cost efficiency. Entrisphere employs about 140 persons.

•

Mobeon: As per march 15, Ericsson announced the acquisition of the Swedish company Mobeon AB, the world leader in IP messaging components for mobile and fixed networks. Ericsson already owned 21 percent of the shares, and Mobeon has been Ericsson’s partner for messaging equipment, such as voicemail, video mail and unified messaging, both for mobile and fixed networks. With this acquisition, Ericsson will be more competitive in the messaging market and can accelerate the development of new messaging architecture. Mobeon employs approximately 130 persons.

•

Drutt: As per June 28, Ericsson acquired Drutt Corporation. Drutt is the world leading provider of Service Delivery Platform solutions that enables mobile operators to mobilize and charge for any content to any device, over any delivery channel. Drutt employs approximately 85 persons.

•

HyC: As per December 20, Ericsson acquired Hyc Group, a leading Spanish company in TV consultancy and systems integration. The acquisition further strengthens Ericsson’s position in the services and multimedia domains as a system integrator of IPTV solutions. HyC employs approximately 110 persons.

OTHER

Net assets acquired	Book value	Fair value adjustments	Fair value
Intangible assets
Intellectual property rights, brands and other intangible assets		510	510
Goodwill	—	828	828
Other assets and liabilities
Inventory	34	—	34
Property, plant and equipment	16	—	16
Other assets	868	—	868
Provisions, including post-employment benefits	-65	—	-65
Purchase of minority holdings	45	—	45
Other liabilities	-121	-147	-268

Total purchase price			1,968
Less:
Cash and cash equivalents	444	—	444
Consideration payable	—	259	259

Cash flow effect			1,265

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DIVESTMENTS

Net assets disposed of	2007	2006		2005
Property, plant and equipment	13	253		3
Other assets	498	2,946		76
Provisions, including post- employment benefits	-19	-89		-8
Other liabilities	-234	-2,079		-30

	258	1,031		41
Gains from divestments	280	2,945		16

Less:
Cash and cash equivalents	454	890		27

Cash flow effect	84	3,086	1)	30

1)	The amount mainly relates to the sale of the Defense business.

C27    LEASING

LEASING WITH THE COMPANY AS LESSEE

Assets under finance leases, recorded as property, plant and equipment, consist of:

FINANCE LEASES

	2007	2006
Acquisition costs
Real estate	1,743	1,767
Machinery	4	—
Other equipment	—	5

	1,747	1,772

Accumulated depreciation
Real estate	-589	-544
Machinery	-2	—
Other equipment	—	-1

	-591	-545

Accumulated impairment losses
Real estate	-80	-349

Net carrying value	1,076	878

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2007, future minimum lease payment obligations for leases were distributed as follows:

	Finance leases	Operating leases
2008	171	3147
2009	146	2,026
2010	138	1,682
2011	118	1,293
2012	92	1,015
2013 and later	1,210	2,732

Total	1,875	11,895

Future finance charges1)	-748	n/a

Present value of finance lease liabilities	1,127	11,895

1)	Average effective interest rate on lease payables is 5,80 percent.

Expenses in 2007 for leasing of assets were SEK 2,878 (2,873) million, of which variable expenses were SEK 8 (11) million. The leasing contracts vary in length from 1 to 21 years.

The Company’s lease agreements normally do not include any contingent rents. In the few cases they occur it relates to charges for heating, linked to the oil price index. Most of the leases of real estate contain terms of renewal, giving the right to prolong the agreement in question for a predefined period of time. All of the finance leases of facilities contain purchase options. Only a very limited number of the Company’s lease agreements contain restrictions on stockholders’ equity or other means of finance. The major agreement contains a restriction stating that the Parent Company must maintain a stockholders’ equity of at least SEK 25 billion.

LEASES WITH THE COMPANY AS LESSOR

Leasing income mainly relates to income from sublease of real estate. These leasing contracts vary in length from 1 to 13 years.

At December 31, 2007, future minimum payment receivables were distributed as follows:

	Finance leases	Operating leases
2008	—	147
2009	—	107
2010	—	77
2011	—	45
2012	—	12
2013 and later	—	67

Total	—	455

Unearned financial income	—	n/a

Uncollectible lease payments	—	n/a

Net investments in financial leases	—	n/a

Leasing income in 2007 was SEK 160 (149) million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C28    TAX ASSESSMENT VALUES IN SWEDEN

	2007	2006
Land and land improvements	58	60
Buildings	265	235

Total	323	295

C29    INFORMATION REGARDING EMPLOYEES, MEMBERS OF THE BOARD OF DIRECTORS AND MANAGEMENT

NUMBER OF EMPLOYEES

AVERAGE NUMBER OF EMPLOYEES

	2007			2006
	Men	Women	Total	Men	Women	Total
Western Europe1)	32,118	8,961	41,079	31,212	8,697	39,909
Central and Eastern Europe, Middle East and Africa	5,483	1,596	7,079	4,063	1,128	5,191
North America	4,329	1,225	5,554	3,252	998	4,250
Latin America	4,779	1,058	5,837	3,324	740	4,064
Asia Pacific	10,952	2,844	13,796	8,298	2,774	11,072

Total2)	57,661	15,684	73,345	50,149	14,337	64,486

1) Of which Sweden	14,128	4,618	18,746	14,517	4,792	19,309
2) Of which EU	33,563	9,351	42,914	32,133	8,989	41,122

NUMBER OF EMPLOYEES AT YEAR-END

Employees by region	2007	2006
Western Europe1)	41,517	38,432
Central and Eastern Europe, Middle East and Africa	7,329	6,063
North America	5,498	4,138
Latin America	6,547	4,498
Asia Pacific	13,120	10,650

Total2)	74,011	63,781

1) Of which Sweden	19,781	19,094
2) Of which EU	42,387	39,991

Employees per segment	2007	2006
Networks	44,661	40,761
Professional Services	19,790	15,697
Multimedia	9,560	7,323

Total	74,011	63,781

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

EMPLOYEES BY GENDER AND AGE AT YEAR END 2007

	Female	Male	Percent of total
Under 25 years old	667	2,275	4%
26–35 years old	5,850	20,275	35%
36–45 years old	6,360	22,763	39%
46–55 years old	2,374	9,733	17%
Over 55 years old	711	3,003	5%

Percent of total	22%	78%	100%

NUMBER OF EMPLOYEES RELATED TO COST OF SALES AND OPERATING EXPENSES

	2007	2006	2005
Cost of sales	33,904	27,682	22,477
Operating expenses	40,107	36,099	33,578

Total	74,011	63,781	56,055

EMPLOYEE MOVEMENTS
	2007	2006
Head count at year-end	74,011	63,781
Departed employees	6,657	6,432
Employees joining the company	16,887	14,158
Temporary employees	1,415	1,219

REMUNERATION

WAGES AND SALARIES AND SOCIAL SECURITY EXPENSES
	2007	2006
Wages and salaries	34,111	32,219
Social security expenses	10,660	10,602
Of which pension costs	3,074	2,709

Amounts related to the President and CEO and the Group management Team are included.

WAGES AND SALARIES PER GEOGRAPHICAL AREA
	2007	2006
Western Europe1)	22,278	22,296
Central and Eastern Europe, Middle East and Africa	2,520	1,914
North America3)	4,168	3,503
Latin America	1,431	1,333
Asia Pacific	3,714	3,173

Total2)	34,111	32,219

1) Of which Sweden	11,025	11,467
2) Of which EU	22,603	22,531
3) Of which United States	2,904	2,244

Remuneration in foreign currency has been translated to SEK at average exchange rates for the year.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

REMUNERATION TO BOARD MEMBERS AND PRESIDENTS IN SUBSIDIARIES

	2007	2006
Salary and other remuneration	266	222
Of which annual variable remuneration	43	38
Pension costs	28	20

BOARD MEMBERS, PRESIDENTS AND GROUP MANAGEMENT BY GENDER

As per December 31	2007		2006
	Females	Males	Females	Males
Parent Company
Board members and President	38%	62%	31%	69%
Group Management	10%	90%	8%	92%

Subsidiaries
Board members and Presidents	11%	89%	10%	90%

REMUNERATION POLICY AND REMUNERATION TO THE BOARD OF DIRECTORS AND TO THE GROUP MANAGEMENT

Remuneration Policy for Group Management

The following principles for remuneration and other employment terms for Group Management were approved by the Annual General Meeting 2007.

2007 Remuneration Policy for Group Management

This policy covers the remuneration and other terms of employment for the Group Management Team, including the President and CEO, in the following referred to as the “Top Executives”.

Remuneration of Top executives in Ericsson is based on the principles of performance, competitiveness and fairness. Different remuneration elements are suited to various degrees to reflect these principles. Therefore a mix of several remuneration elements is applied in order to reflect the remuneration principles in a balanced way.

The Top executives’ total remuneration consists of fixed salary, variable components in the form of annual variable salary and long-term variable compensation, pension and other benefits. Together these elements constitute an integral remuneration package. If the size of any of the elements should be increased or decreased, at least one other element has to be decreased or increased if the competitive position of the total package should remain unchanged.

The annual report 2007 sets out details on the total remuneration and benefits awarded to the Top Executives during 2007 including previously decided long-term variable compensation that has not yet become due for payment.

Relative importance of and variable components of the remuneration of Top Executives and the linkage between performance and remuneration

Ericsson takes account of global remuneration practice together with the practice of the home country of each Top executive.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fixed salary is set to be competitive. Its absolute level is determined by the size and complexity of the job and year to year performance of the individual jobholder.

Performance is specifically reflected in the variable components—both in an annual variable salary and in a long-term variable portion. Although this may vary over time to take account of pay trends, currently the target level of the annual component for top executives is 30–40 percent of the fixed salary. The long-term component is set to achieve a target of around 30 percent of the fixed salary. In both cases the variable pay is measured against the achievement of specific business objectives, reflecting the judgment of the Board of Directors as to the right balance between fixed and variable pay and the market practice for compensation of executives.

The Company’s cost for the short-term variable and the long-term variable components for the Top Executive group can amount to 0–125 percent of the fixed salary cost, at constant share price.

The principal terms of variable schemes

The annual variable salary is a cash program based on specific business targets derived from the annual business plan approved by the Board of Directors. The exact nature of the targets will vary depending on the specific job but may include financial targets at either corporate level or at a specific business unit level, operational targets, employee motivation targets and customer satisfaction targets.

Share based long-term variable plans are submitted each year for approval by the shareholders at the Annual General meeting. The payout is determined by three specific variables, the individuals’ own investment in shares, a long-term financial target at corporate level, and the share price development.

Pension

Pension benefits shall follow the competitive level in the home country. For Top Executives in Sweden, the Company applies a defined contribution scheme for old age pension in addition to the basic pension plans on the Swedish labor market.

The retirement age is normally 60 years but can be different in individual cases.

Other benefits

The basic principle is that other benefits, such as company car and medical schemes, shall be competitive in the local market.

Additional remuneration arrangements

By way of exception, additional arrangements can be made when deemed required in order to attract or retain key competences or skills, or to make individuals move to new locations or positions. Such additional arrangement shall be limited in time and shall not exceed a period of 36 months and two times the compensation the individual concerned would have received had no additional arrangement been made.

Notice of termination and severance pay

For Top Executives in Sweden the mutual notice period is six months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months fixed salary is paid. Notice of termination given by the employee due to significant structural changes or other events occurred that, in a determining manner, affect the content of work or the condition for the position, is equated with notice of termination served by the Company.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Remuneration to the Board of Directors

REMUNERATION TO MEMBERS OF THE BOARD OF DIRECTORS DURING 2007

SEK	Board member fee	committee fee	Employee representative	Total
Board member
Michael Treschow	3,750,000	250,000	—	4,000,000
Marcus Wallenberg	750,000	125,000	—	875,000
Sverker Martin-Löf	750,000	250,000	—	1,000,000
Peter L. Bonfield	750,000	250,000	—	1,000,000
Börje Ekholm	750,000	125,000	—	875,000
Katherine M. Hudson	750,000	—	—	750,000
Ulf J. Johansson	750,000	350,000	—	1,100,000
Nancy McKinstry	750,000	125,000	—	875,000
Anders Nyrén	750,000	125,000	—	875,000
Carl-Henric
Svanberg	—	—	—	—
Jan Hedlund	—	400	16,500	16,900
Monica Bergström	—	100	19,500	19,600
Torbjörn Nyman	—	200	19,500	19,700
Karin Åberg	—	—	16,500	16,500
Anna Guldstrand	—	—	18,000	18,000
Kristina Davidsson	—	—	18,000	18,000
Per Lindh	—	—	2,000	2,000

Total	9,750,000	1,600,700	110,000	11,460,700

Social security fees				3,715,559

Total				15,176,259

Comments to the table

•	The Chairman of the Board received a Board fee of SEK 3,750,000. The Chairman also received SEK 125,000 for each Board committee on which he served.

•

The other Directors appointed by the Annual General Meeting received a fee of SEK 750,000 each. In addition, each Director serving on a Board committee received a fee of SEK 125,000 for each committee. However, the Chairman of the Audit Committee received a fee of SEK 350,000 and the other two members of the Audit Committee received a fee of SEK 250,000 each.

•	Members of the Board, who are not employees of the Company, have not received any remuneration other than the fees paid for Board duties.

•

Members and Deputy Members of the Board who are Ericsson employees received no remuneration or benefits other than their entitlements as employees. However, from the Annual General Meeting 2007 a fee of SEK 1,500 per attended Board meeting was paid to each employee representative on the Board. For Board meetings and Board committee meetings up to the Annual Meeting 2007, the previous fees of SEK 1,000 and SEK 100 respectively for each attended meeting were paid.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Remuneration to the Group Management

REMUNERATION PAID TO THE PRESIDENT AND CEO AND OTHER MEMBERS OF GROUP MANAGEMENT DURING 2007

SEK	The President	Other Members of Group Management	Total
Salary	15,472,998	45,141,977	60,614,975
Annual variable remuneration earned 2006 and paid 2007	8,940,002	17,958,448	26,898,450
Long-term variable remuneration	1,399,040	3,131,011	4,530,051
Other benefits	52,946	659,612	712,558

Total	25,864,986	66,891,048	92,756,034

Comments to the table

•	The annual fixed salary for the President and CEO was adjusted from SEK 14,900,000 to SEK 15,200,000 from January 1, 2007. The salary amount stated in the table includes vacation salary.

•

The Board of Directors has appointed five Executive Vice Presidents of whom one has resigned during the year. No one of these executives has during the year acted as deputy to the President and CEO. All Executive Vice Presidents are included in the group “Other members of Group Management”.

•

The group “Other members of Group Management” comprises the following persons: Hans Vestberg, Kurt Jofs, Bert Nordberg, Björn Olsson, Carl Olof Blomqvist, Håkan Eriksson, Marita Hellberg, Henry Sténson, Joakim Westh, Jan Wäreby and Karl-Henrik Sund-ström. Karl-Henrik Sundström left the Group Management Team on October 25, 2007, but is included for the entire year as he is fulfilling his notice period of 6 months.

•

“Long-term variable remuneration” refers the value of matching shares received during 2007 under the Stock Purchase Plan 2003 and under the Performance Share Plan 2004 (the first of four quarterly matchings). The above value of matching shares for the President and CEO corresponds to 74,220 Ericsson B shares and for other members of Group Management to 164,269 Ericsson B shares. The value of matching shares is based on the share price at matching.

REMUNERATION COSTS INCURRED DURING 2007 FOR THE PRESIDENT AND CEO AND OTHER MEMBERS OF GROUP MANAGEMENT

Total costs, SEK	The President	Other Members of Group Management	Total
Salary	15,472,998	45,141,977	60,614,975
Provisions for annual variable remuneration earned 2007 to be paid 2008	1,216,000	8,781,785	9,997,785
Long-term variable remuneration	7,281,922	14,325,283	21,607,205
Other benefits	52,946	659,612	712,558
Pension premiums	8,494,555	26,940,453	35,435,008
Social security fees	9,027,952	27,284,569	36,312,521

Total	41,546,373	123,133,679	164,680,051

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Comments to the table

•	The provisions for the annual variable remuneration 2007 correspond to 8 percent of the fixed salary for the President and CEO and to 20.3 percent for other members of the Group Management

•

“Long-term variable remuneration” includes the compensation cost during 2007 for share based programs, which represent Group Management’s part of total compensation costs as disclosed under “Shares for all plans”.

Under IFRS, a company shall recognize costs for share-based compensation plans to employees, being a measure of the value to the company of services received from the employees under the plans.

•

For the President and CEO and other members of Group Management a defined contribution plan is applied. They were also entitled to pension in accordance with the occupational pension plan for salaried staff on the Swedish labor market (ITP) from 60 years. These pension plans are not conditional upon future employment at Ericsson.

In the defined contribution plan, the Company pays for old age pension a contribution between 25 and 35 percent per year on salary portions in excess of 20 base amounts (during 2007, one base amount was SEK 45,900) of the executive’s pensionable salary. For the President and CEO, the annual pension contribution is 35 percent of the pensionable salary above 20 base amounts. During 2007, this contribution was SEK 7,250,833 and the fee in the ITP plan SEK 1,243,722. Included in the pension premiums are also changes of commitments made to the President and CEO and the other members of Group Management for benefit based temporary disability and survival’s pensions until retirement age. The pensionable salary consists of the annual fixed salary and the target value of the annual variable remuneration.

•

Ericsson’s commitments for benefit-based pensions per December 31, 2007, under IAS 19 amounted to SEK 940,700 for the President and CEO which refers to the ITP plan. For other members of Group Management the Company’s commitments amounted to SEK 30,012,100, of which SEK 19,278,500 refers to the ITP plan and the remaining SEK 10,733,600 to temporary disability and survival’s pensions until retirement age.

•	Social security fees include payroll tax on pension premiums.

•	For previous Presidents, the Company has made provisions for defined benefit pension plans in connection with their active service periods within the Company.

OUTSTANDING STOCK OPTIONS AND MATCHING RIGHTS

As per December 31, 2007 Number of B shares	The President	Other Members of Group Management
Stock Option Plan 2001—May Grant	—	595,000
Stock Option Plan 2002	—	520,000
Stock Purchase Plan 2003 (two-year), 2005 and 2006, 2007 and Performance Share Plans 2004, 2005, 2006 and 2007	1,153,937	2,207,712

Comments to the tables

•	For the definition of matching rights, see description under “Long-term variable remuneration”.

•	The number of options presumes full exercise under applicable plans.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	For strike prices for option plans, see “Long-term variable remuneration”.

•	The number of matching rights presumes maximum performance matching under Performance Share Plans 2004, 2005, 2006 and 2007.

LONG-TERM VARIABLE REMUNERATION

The Stock Purchase Plan

The Stock Purchase plan is designed to offer an incentive for all employees to participate, where practicable, in the Company, which is consistent with industry practice and with our ways of working. Under the plans, employees can save up to 7.5 percent (CEO 9 percent) of gross fixed salary, for purchase of class B shares at market price on the OMX Nordic Exchange Stockholm or ADRs at NASDAQ (contribution shares) during a twelve-month period (contribution period). If the contribution shares are retained by the employee for three years after the investment and the employment with the Ericsson Group continues during that time, the employee’s shares will be matched with a corresponding number of class B shares or ADRs free of consideration. Employees in 88 countries participate in the plan.

The below table shows the contribution periods and participation details for ongoing plans.

Plan	Contribution period	Number of participants at launch	Take-up rate – % of all employees
Stock Purchase plan 2003 2nd year	August 2004 – July 2005	15,000	30%
Stock Purchase plan 2005	August 2005 – July 2006	16,000	29%
Stock Purchase plan 2006	August 2006 – July 2007	17,000	29%
Stock Purchase plan 2007	August 2007 – July 2008	19,000	26%

It should be noted that participants save each month, beginning with August payroll, towards quarterly investments. These investments (in November, February, May and August) are matched on the third anniversary of each such investment, subject to continuous employment, and hence the matching spans over two financial years and two tax years.

The Key Contributor Retention Plan

The Key Contributor Retention Plan is designed to give recognition for performance and potential as well as encourage retention of key employees. Under the program, up to 10 percent of employees (2004: up to 4,500, 2005: up to 5,000, 2006: up to 6,040 and 2007: up to 6,300) are selected through a nominations process that identifies individuals according to performance, critical skills and potential. Participants obtain one extra matching share in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan during a twelve-month program period. The program was introduced in 2004 and has been repeated 2005, 2006, and 2007.

The Executive Performance Stock Plan

The Executive Performance Stock Plan was introduced in 2004 and has been repeated 2005, 2006 and 2007. The plan is designed to focus the management on driving earnings and provide competitive remuneration. Senior executives, including Group Management, are selected to obtain up to four or six extra shares (performance matching shares) in addition to the ordinary one matching share for each contribution share purchased under the

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Purchase Plan. For the 2006 and 2007 programs, the CEO is allowed to invest up to 9 percent of fixed salary in contribution shares and may obtain up to eight performance matching shares in addition to the Stock Purchase Plan matching share for each contribution share. The performance matching is subject to the fulfillment of a performance target.

The past and continued use of average annual Earnings per Share (EPS) growth relative to challenging and stretching targets as a performance measure reflects the Company’s ongoing strategy of adding shareholder value through the long-term improvement of profitability. Furthermore, the use of a constant and key financial performance measure alongside the inherent share price focus of the co-investment principle ensures close alignment with the long-term interests of shareholders whilst providing clear, transparent and continuous line-of-sight for participants. The Remuneration Committee has been satisfied that the present approach remains preferable to other measures, including those that reflect relative performance, but alternative measures are considered on an ongoing basis.

Plan	Base year EPS1)	Target average annual EPS growth range2)	Matching share vesting range3)	Maximum opportunity as percentage of fixed salary4)
Performance Share Plan 20045)	0.69	5% to 25% or 0.76 to 1.10	0 to 4 0 to 6	30 45	% %

Performance Share Plan 2005	1.34	3% to 15% or 1.42 to 1.78	0 to 4 0 to 6	30 45	% %

Performance Share Plan 2006	1.53	3% to 15% or 1.62 to 2.04	0 to 4 0 to 6 0 to 8	30 45 72	% % %

Performance Share Plan 2007	1.77	5% to 15% or 1.95 to 2.36	0.67 to 4 1 to 6 1.33 to 8	30 45 72	% % %

1)	Sum of four quarters up to June 30 of plan year.
2)	EPS range found from three-year average EPS of the twelve quarters to the end of the performance period and corresponding growth targets.
3)	Corresponding to EPS range (no Performance Share Plan matching below this range). Matching shares per contribution share invested in addition to Stock Purchase Plan matching according to program of up to 4, 6 or 8 matching shares.
4)	A full investment, full vesting and constant share price. Excludes Stock Purchase Plan matching.
5)	Fully vested in 2007, being matched in full over the quarterly three-year investment anniversaries in November 2007, February 2008, May 2008 and august 2008.

It is the Board of Directors’ intention to repeat the stock purchase plan, the Key contributor retention plan and the executive performance stock plan for next year.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STOCK OPTION PLANS

Ongoing plans Dec 2007	Grant/Expiry date	Exercise price1) (SEK)	Vesting period from Grant date	Number of participants at grant	Number of participants end 2007
Stock Option Plan 2001—May Grant	14 May 01/14 May 08	30.50	1/3 after 1 year,	15,000	7,423
			1/3 after 2 years,
			1/3 after 3 years

Stock Option Plan 2001—November Grant2)	19 Nov 01/19 Nov 08	25.70	1/3 after 1 year,	900	493
			1/3 after 2 years,
			1/3 after 3 years

Stock Option Plan 20022)	11 Nov 02/11 Nov 09	7.80	1/3 after 1 year,	12,800	5,933
			1/3 after 2 years,
			1/3 after 3 years

1)	Market price at grant date—re-pricing is only permitted under limited circumstances principally relating to changes in the capital structure of Ericsson.
2)	For stock options exercised during 2007, the weighted average share price was SEK 24.74.

Shares for all plans

All plans are funded with treasury stock. Sale of shares is recognized directly in equity. Treasury stock for all plans has been issued in a directed cash issue of Class C shares at a nominal amount of SEK 1, and purchased under a public offering at SEK 1 per share plus a premium corresponding to the subscribers’ financing costs, and then converted to Class B shares.

For all plans, additional shares have been allocated for financing of social security expenses. Treasury stock is sold on the OMX Nordic Exchange Stockholm to cover the social security payments when arising due to exercise of options or matching of shares. During 2007, 2,786,761 shares were sold at an average price of SEK 21.76.

If all options outstanding as of December 31, 2007, were exercised, all shares allocated for future matching under the Stock Purchase Plan were transferred, and shares designated to cover social security payments were disposed of as a result of the exercise and the matching, approximately 283 million Class B shares would be transferred, corresponding to 1.8 percent of the total number of shares outstanding, 15,900 million. As per December 31, 2007, 231 million Class B shares were held as treasury stock.

The below table shows the number of shares (representing options and matching rights but excluding shares for social security costs) allocated for each ongoing plan and changes during 2007. It also shows compensation costs charged for each plan. The total compensation costs charged for the Long Term Variable Compensation plans during 2007 amount to SEK 496 million.

For a description of compensation costs, including accounting treatment, see note C1—“Significant Accounting Policies, Share-based employee compensation”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Plan (million shares)	Originally designated1)	Outstanding beginning of 2007	Granted during 2007	Exercised/ matched during 2007	Forfeited during 2007	Expired during 2007	Outstanding end of 20072)		Number of options exercisable	Compensation costs charged during 2007
1999 Stock Option Plan	1.4	0.7	—	—	—	0.7	—		—	—
Millennium Stock Option Plan	71.6	28.4	—	—	—	28.4	—		—	—
2001 Stock Option Plan—May Grant	44.9	23.6	—	—	1.3	—	22.3		22.3	—
2001 Stock Option Plan—Nov Grant	2.6	1.3	—	0.1	0.1	—	1.1		1.1	—
2002 Stock Option Plan	53.9	24.7	—	3.9	0.1	—	20.7		20.7	—
2003 Stock Purchase Plan (2-year plan) and 2004 Key Contributor and Performance Matching Programs	151.7	27.0	—	11.3	1.2	—	14.5	3)	—	182	4)
2005 Stock Purchase Plan, Key Contributor and Performance Matching programs	31.5	23.6	—	0.6	0.9	—	22.1	3)	—	178	4)
2006 Stock Purchase Plan, Key Contributor and Performance Matching programs	31.8	5.8	19.6	0.4	0.7	—	24.3	3)	—	131	4)
2007 Stock Purchase Plan, Key Contributor and Performance Matching programs	35.0	—	9.9	—	—	—	9.9	3)	—	5	4)

1)	Adjusted for split, bonus issue and rights offering when applicable.
2)	All outstanding options in the 1999- and the Millennium Stock Option Plan expired during 2007.
3)	Presuming maximum performance matching under the Performance Matching Program.
4)	Fair value is calculated as the share price on the investment date reduced by the net present value of the dividend expectations during the three-year vesting period. Net present value calculations are based on data from external party. For shares under the performance matching programs, the Company assesses the probability of meeting the performance targets when calculating the compensation costs. Fair value of the Class B share at each investment date during 2007 was: February 15 SEK 24.27, May 15 SEK 24.05, August 15 SEK 23.00 and November 15 SEK 16.96.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C30    RELATED PARTY TRANSACTIONS

During 2007, various transactions were executed pursuant to contracts based on terms customary in the industry and negotiated on an arm’s length basis.

SONY ERICSSON MOBILE COMMUNICATIONS AB (SEMC)

In October 2001, SEMC was organized as a joint venture between Sony Corporation and Ericsson, and a substantial portion of Ericsson’s handset operations was sold to SEMC. As part of the formation of the joint venture, contracts were entered into between Ericsson and SEMC.

Major transactions are as follows:

•	Sales. Ericsson reports sales regarding mobile phone platform design to SEMC.

•	Royalty. Both owners of SEMC, Sony Corporation and Ericsson, receive royalties for SEMC’s usage of trademarks and intellectual property rights.

•	Purchases. Ericsson purchases mobile phones from SEMC to support contracts with a number of customers for mobile systems which also include limited quantities of phones.

•	Dividends. Both owners of SEMC, Sony Corporation and Ericsson, receive dividends.

	2007	2006	2005
Related party transactions
Sales	3,906	2,486	1,742
Royalty	1,837	1,478	654
Purchases	333	173	827
Ericsson’s share of Dividends	3,949	1,160	—

Related party balances
Receivables	932	479	197
Liabilities	204	108	33

Ericsson does not have any contingent liabilities, assets pledged as collateral or guarantees toward Sony-Ericsson Mobile Communications AB.

ERICSSON NIKOLA TESLA D.D.

Ericsson Nikola Tesla d.d. is a joint stock company for manufacturing of telecommunications systems and equipment and an associated member of the Ericsson Group. Ericsson holds 49.07 percent of the shares. Major transactions are as follows:

•	Sales. Ericsson Nikola Tesla d.d. purchases telecommunication equipment from Ericsson.

•	Royalty. Ericsson receives royalties for Ericsson Nikola Tesla d.d.’s usage of trademarks and intellectual property rights.

•	Purchases. Ericsson purchases development resources from Ericsson Nikola Tesla d.d.

•	Dividends. Ericsson receives dividends from Ericsson Nikola Tesla d.d.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2007	2006	2005
Related party transactions
Sales	1,010	867	880
Royalty	9	7	9
Purchases	506	465	364
Dividends	267	98	—

Related party balances
Receivables	103	86	132
Liabilities	55	82	50

Ericsson does not have any contingent liabilities, assets pledged as collateral or guarantees toward Ericsson Nikola Tesla d.d.

OTHER RELATED PARTIES

Ericsson continued the cooperation with Ericsson’s owners Investor AB and AB Industrivärden in the venture capital vehicle Ericsson Venture Partners.

For information regarding the remuneration of the Group Management, see Note C29, Information regarding employees, members of the Board of Directors and Management.

C31    FEES TO AUDITORS

	Price- waterhouse- Coopers	Others	Total
2007
Audit fees	102	7	109
Audit related fees	4	—	4
Tax services fees	13	12	25
Other fees	—	6	6

Total	119	25	144

2006
Audit fees	98	11	109
Audit related fees	14	—	14
Tax services fees	19	3	22
Other fees	1	3	4

Total	132	17	149

2005
Audit fees	58	9	67
Audit related fees	24	—	24
Tax services fees	43	2	45
Other fees	—	1	1

Total	125	12	137

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the period 2005–2007, in addition to audit services, PricewaterhouseCoopers provided certain audit related services and tax services to the Company. The audit related services include consultation on financial accounting, consultation in connection with conversion to International Financial Reporting Standards (IFRS), services related to acquisitions and assessments of internal control. The tax services include general expatriate services, VAT refund services and Corporate tax compliance work.

Audit fees to other auditors consist of local statutory audits for minor companies.

KPMG are no longer auditors of the Parent Company (effective from the Annual General Meeting (AGM) 2007). Fees to KPMG during the period 2005-2006 are included in Others.

C32     EVENTS AFTER THE BALANCE SHEET DATE

DIVESTMENT OF ENTERPRISE PBX SOLUTIONS

On February 18, 2008, Ericsson announced the divestment of its enterprise PBX solutions business to the Canadian company Aastra Technologies. The agreement involves transfer of approximately 630 employees of which some 360 are based in Sweden. The transaction is expected to close in April 2008.

Ericsson’s enterprise PBX solutions business includes IP PBX, converged PBX systems and branch office solutions. Sales in 2007 amounted to approximately SEK 3 billion. The purchase price is SEK 650 million excluding net of assets and liabilities. A capital gain of approximately SEK 200 million is expected.

TORBJÖRN POSSNE APPOINTED HEAD OF ERICSSON SALES AND MARKETING

On January 25, 2008, Torbjörn Possne was appointed Senior Vice President and Head of Group Function Sales and Marketing, effective as of February 1, 2008. Torbjörn Possne joined Ericsson in 1979 and has since then held various positions within the Company.

PROPOSAL FOR REVERSE SPLIT 1:5 OF THE COMPANY’S SHARES

The Annual General Meeting April 9, 2008, resolved on the Board of Directors’ proposal on a reverse split 1:5 of the Company’s shares, implying that five A shares and five B shares respectively will be consolidated into one A share and one B share respectively.

In connection with the reverse split, the ratio between the B share and an American Depositary Share (ADS), traded on NASDAQ, will be changed to 1:1.

The record date for the reverse split is proposed to be June 4, 2008.

A LONG-TERM VARIABLE REMUNERATION PROGRAM 2008 AND A DIRECTED ISSUE AND BUY-BACK OF C-SHARES

The Annual General Meeting on April 9, 2008 resolved on the Board of Directors’ proposal on a continued Long-Term Variable Remuneration Program 2008 which is in all material respects similar to the previous programs. The program comprises in total 99.5 million B-shares.

Directed share issue: Ericsson’s share capital shall be increased by SEK 99.5 million by an issue of 99.5 million C-shares. The new shares shall be subscribed for by AB Industrivärden and/or Investor AB, or subsidiaries of these companies, at a subscriptions price corresponding to the ratio value of the share, i.e. SEK 1.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Authorisation to decide on a directed offer to acquire own shares: The Board of Directors shall be authorised to acquire 99.5 million C-shares at a price per share of no less than SEK 1 and no more than SEK 1.05 and decide on conversion of all C-shares to B-shares.

Further, the Annual General Meeting resolved on transfer of approximately 71 million shares to cover certain payments, mainly social security charges, that may occur in relation to the Global Stock Incentive Program 2001, the Stock Purchase Plan 2003, the Long-Term Incentive Plans 2004, 2005, 2006 and the Long-Term Variable Compensation Program 2007.

SETTLEMENT IN LITIGATION WITH AUSTRALIAN COMPANY IPERNICA (FORMER QPSX)

Ericsson has settled its litigation in the Federal Court of Australia with ipernica Limited (formerly QPSX) and its affiliates.

APPROPRIATE DISCLOSURES

Following the Company’s issuance of its third-quarter profit warning, the OMX Nordic Exchange Stockholm commenced an inquiry to review whether the Company appropriately issued its profit warning and made appropriate disclosure at the 20 November 2007 management briefing that the Company’s fourth-quarter sales likely would fall in the lower end of the previously forecast range. Following its review, the OMX Nordic Exchange Stockholm concluded that the Company appropriately issued its profit warning. In addition, the Exchange’s Disciplinary Committee determined that Ericsson complied with the Exchange Listing Agreement in connection with the sales forecasts made during the 20 November 2007 management briefing.

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (AGM)

The Annual General Meeting of Shareholders (AGM) resolved to approve the proposals by the Nomination Committee and the Board of Directors.

The AGM resolved not to approve a shareholder proposal that each share shall carry one vote.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

RISK FACTORS

You should carefully consider all the information in this annual report and in particular the risks and uncertainties outlined below. Any of the factors described below, or any other factors discussed elsewhere in this report, could have a material negative effect on our business, operational and after-tax results, financial position, cash flows, liquidity, credit rating, reputation and/or our share price. Furthermore, our operational results may have a greater variability than in the past and we may have difficulties in accurately predicting future developments. See also “Forward-looking statements”.

RISK ASSOCIATED WITH THE INDUSTRY AND MARKET CONDITIONS

We are subject to political, economic and regulatory risks in the various countries in which we operate.

We conduct business throughout the world and are subject to the effects of general global economic conditions as well as conditions unique to a specific country or region. We conduct business in more than 140 countries, with a significant proportion of our sales to emerging markets in Asia Pacific, Latin America, Eastern Europe, the Middle East and Africa. We expect that sales to such emerging markets will be an increasing portion of total sales, as developing nations and regions around the world increase their investments in telecommunications. We already have extensive operations in many of these countries, which involve certain risks, including volatility in gross domestic product, civil disturbances, economic and political instability, nationalization of private assets and the imposition of exchange controls.

Changes in regulatory requirements, tariffs and other trade barriers, price or exchange controls or other governmental policies in the countries in which we conduct business could limit our operations and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights. We also must comply with the export control regulations of the countries in which we operate and trade embargoes in force at the time of sale. Although we seek to comply with all such regulations, even unintentional violations could have material adverse effects on our business, operational results and reputation.

We are subject to the market conditions affecting the capital and operating expenditures of our customers, making demand for our products and services highly unpredictable.

Adverse economic conditions could cause network operators to postpone investments or initiate other cost-cutting initiatives to improve their financial position, which could result in significantly reduced capital expenditures for network infrastructure. If operator spending for network equipment and associated rollout services declines substantially, our business and operating results would suffer. We have established flexibility to cost effectively accommodate fluctuations in demand. However, if demand were to fall in the future, we may experience material adverse effects on our revenues and may even incur operating losses. If demand is significantly weaker than expected, this may have a material adverse impact on the trading price of our shares.

Industry convergence between telecom, data and media represents opportunities but also risks

We are affected by market conditions within the telecommunications industry. We are also affected by the convergence of the telecom-, data-, and media industries, which is largely driven by technological development related to IP-based communications. This change impacts our addressable market, competition, and our objective setting and strategies, as well as the need to consider risks to achieve our set objectives. Should we not succeed to understand the market development or acquire the necessary competence or develop and market products and solutions that are competitive in this changing market, our future results will suffer.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Our business essentially depends upon the continued growth of mobile communications and the success of new types of services offered in broadband networks.

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

Fixed and mobile networks converge and new technologies, such as IP and broadband, enable operators to deliver a range of new types of services in both fixed and mobile networks. We are dependent upon the market acceptance of such services, e.g. IPTV, and on the outcome of regulatory and standardization activities in this field, such as spectrum allocation. If delays in standardization or market acceptance occur, this could adversely affect our business and operational results.

Changes in the regulatory environment for telecommunications systems and services could negatively impact our business.

Telecommunications is a regulated industry and regulatory changes affect both our customers’ and our operations. For example, changes in regulations that impose more stringent, time-consuming or costly planning, zoning requirements or building approvals regarding the construction of radio base stations and other network infrastructure could adversely affect the timing and costs of new network construction or expansion and the commercial launch and ultimate commercial success of these networks. Similarly, tariff regulations that affect the pricing of services offered by operators could also affect their ability to invest in network infrastructure, which in turn could affect the sales of our systems and services. Radio frequency spectrum allocation between different types of usage may affect operator spending adversely or force us to develop new products to be able to compete in such market.

License fees, environmental, health and safety, privacy and other regulatory changes may increase costs and restrict operations of network operators and service providers. The indirect impact of such changes could affect our business adversely even though the specific regulations may not directly apply to our products or us.

Consolidation among network operators may increase our dependence on a limited number of key customers.

The market for mobile network equipment is highly concentrated, with the 10 largest operators representing more than 40 percent of the total market. Network operators have undergone significant consolidation, resulting also in a significant number of operators with activities in several countries. This trend is expected to continue, while also intra-country consolidation is likely to accelerate as a result of competitive pressure.

A market with fewer and larger operators will increase our reliance on key customers and, due to the increased size of these companies, may negatively impact our bargaining position and profit margins. Moreover, if the combined companies operate in the same geographic market, networks may be shared and less network equipment and associated services may be required. Another possible consequence of customer consolidation is that it could cause a delay in their network investments while they negotiate merger/acquisition agreements, secure necessary approvals, or are constrained by efforts to integrate the businesses. A recent development is also that network operators, without legal consolidation but through cooperation agreements, share parts of their network infrastructure, which may adversely affect demand for network equipment.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Consolidation among equipment and services suppliers may lead to increased competition and a different competitive landscape.

Industry consolidation among equipment suppliers could potentially result in stronger competitors that are competing as end-to-end suppliers as well as competitors more specialized in particular areas. Consolidation may also result in competitors with greater resources, including technical and engineering resources, than we have or reduce existing scale advantages for us. This could have a material adverse effect on our business, operating results, and financial condition.

We operate in a highly competitive industry, which is subject to competitive pricing and rapid technological change.

The markets for our products are highly competitive in terms of pricing, functionality and service quality, the timing of development and introduction of new products and services and terms of financing. We face intense competition from significant competitors, and Chinese companies in particular, have become relatively stronger in recent years. Our competitors may implement new technologies before we do, allowing them to offer more attractively priced or enhanced products, services or solutions, or may offer other incentives that we do not provide. Some of our competitors may have greater resources in certain business segments or geographic markets than we do. We may also encounter increased competition from new market entrants, alternative technologies or evolving industry standards. The rapid technological change also results in shorter life-cycles for products, increasing the risk in all product investments. Our operating results significantly depend on our ability to compete in this market environment, in particular on our ability to introduce new products to the market and to continuously enhance the functionality while reducing the cost of new and existing products, in order to cope with the continuous price erosion that is a result of the rapid technological change.

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

The mobile telecommunications industry is subject to claims that mobile handsets and other telecommunications devices that generate electromagnetic fields expose users to health risks. At present, a substantial number of scientific studies conducted by various independent research bodies have indicated that electromagnetic fields, at levels within the limits prescribed by public health authority safety standards and recommendations, cause no adverse effects to human health. However, any perceived risk or new scientific findings of adverse health effects of mobile communication devices and equipment could adversely affect us through a reduction in sales. Although Ericsson’s products are designed to comply with all current safety standards and recommendations regarding electromagnetic fields, we cannot assure you that we or the jointly owned Sony Ericsson Mobile Communications will not become the subject of product liability claims or be held liable for such claims or be required to comply with future regulatory changes that may have an adverse effect on our business. See also “Legal and Tax proceedings” in the Board of Directors’ Report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

STRATEGIC AND OPERATIONAL RISKS

Short-term volatility in business mix may have impact on sales and gross margins

Our sales to network operators are a mix of equipment, software and services, which normally generate different gross margins.

Telecom network solutions are delivered in three different ways:

•

as initial network buildouts, including equipment, software and network rollout services, and often also significant amounts of civil works and/or third-party products with lower gross margins than own products;

•

as subsequent network expansions (added geographical coverage or increased capacity) and upgrades to higher functionality, where the deliverables include higher shares of software and less rollout services and therefore normally have higher margins; and

•	as professional services, which have lower gross margins than equipment and software.

As a consequence, reported gross margin in a specific period will be affected by the overall mix of equipment, software and services as well as the relative content of third party products.

Network expansions and upgrades have much shorter leadtimes for delivery than initial network buildouts. Such orders are normally placed with short notice by customers, i.e. less than a month, and consequently, variations in demand are difficult to forecast. As a result, changes in our product and service mix may affect our ability to forecast and may also impact our ability to detect in advance whether actual results will deviate from those forecasted.

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

Long-term agreements are typically awarded on a competitive bidding basis. In some cases, such agreements also include commitments to future price reductions. In order to maintain the gross margin even with such lower prices, we continuously strive to reduce the costs of our products. We reduce costs through design improvements and other changes to benefit from new technical development, resulting in for example reduced component prices and productivity in production. However, there can be no assurance that our actions to reduce costs will be sufficient or timely to maintain our gross margin in such contracts.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Please also see section “Research and Development” in the Board of Directors’ Report and in Information on the Company.

We make strategic acquisitions to get access to technology, competence or new markets

In our industry, which requires huge investments in technology and at the same time is exposed to rapid technological and market changes, we make strategic investments in order to obtain various benefits, e.g. to reduce time to market, to gain access to technology and/or competence, to increase our scale or to broaden our product portfolio or expand our customer base. There are no guarantees that such acquisitions are successful or that we succeed in integrating the acquired entities to gain the expected benefits at all or in the timeframe we expect.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

could be required to pay damages and other compensation, develop non-infringing products/technology or enter into royalty or licensing agreements. However, we cannot be certain that any such licenses, if available at all, will be available to us on commercially reasonable terms.

Adverse resolution of litigation may harm our operating results or financial condition.

We are a party to lawsuits in the normal course of our business. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on our business, reputation, operating results, or financial condition.

As a publicly listed company, Ericsson is exposed to class-action lawsuits, in which plaintiffs allege that the Company or its officers have failed to comply with securities laws, stock market regulation or any other laws, regulations or requirements. Whether or not there is merit to such claims, the time and costs incurred to defend the Company and its officers and the potential settlement or compensation to the plaintiffs may have significant impact on our reported results and reputation. For additional information regarding certain of the lawsuits in which we are involved, see “Legal and Tax Proceedings” in the Board of Directors’ Report.

We rely on a limited number of suppliers for the majority of our components and electronic manufacturing services.

Our ability to deliver according to market demands depends in large part on obtaining timely and adequate supply of materials, components and production capacity on competitive terms. Failure by any of our suppliers could interrupt our product supply and could significantly limit our sales or increase our costs. If we fail to anticipate customer demand properly, an over/undersupply of components and production capacity could occur. In many cases, some of our competitors also utilize the same contract manufacturers, and we could be blocked from acquiring the needed components or from increasing capacity if they have purchased capacity ahead of us. This factor could limit our ability to supply our customers or could increase our costs. At the same time, we commit to certain capacity levels or component quantities, which, if unused, will result in charges for unused capacity or scrapping costs.

We are dependent upon hiring and retaining highly qualified employees.

We believe that our future success depends in large part on our continued ability to hire, develop, motivate and retain engineers and other qualified personnel needed to develop successful new products, support our existing product range and provide services to our customers. Competition for skilled personnel and highly qualified managers in the telecommunications industry remains intense. We are continuously developing our remuneration and benefit policies as well as other measures. However, we may not be as successful at attracting and retaining such highly skilled personnel in the future.

We are dependent on access to short-term and long-term capital.

If we do not generate sufficient amounts of capital to support our operations, service our debt, continue our research and development and customer financing programs or we cannot raise sufficient amounts of capital at the times and on the terms required by us, our business will likely be adversely affected. Access to short-term funding may decrease or become more expensive as a result of our operational and financial condition and market conditions or due to deterioration in our credit rating. We cannot assure you that additional sources of funds will be available or available on reasonable terms.

As a Swedish company operating globally, we have substantial foreign exchange exposures.

With the majority of our cost base being Swedish krona (SEK) denominated and a very large share of sales in currencies other than SEK, and many subsidiaries outside Sweden, our foreign exchange exposure is

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

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

Our business operations rely on complex IT operations and communications networks which are vulnerable to damage or disturbance from a variety of sources. Having outsourced a significant portion of our IT operations, we depend partly on security and reliability measures of external companies. Regardless of protection measures, essentially all IT systems and communications networks are susceptible to disruption from equipment failure, vandalism, computer viruses, security breaches, natural disasters, power outages and other events. Although we have assessed these risks and implemented controls and selected reputable companies for outsourced services, we cannot be sure that interruptions with material adverse effects will not occur.

RISKS ASSOCIATED WITH OWNING ERICSSON SHARES

Our share price has been and may continue to be volatile.

Our share price has been volatile due in part to the high volatility in the securities markets generally and for telecommunications and technology companies in particular, and in part due to the development in our market and our reported financial results, as well as statements and market speculation regarding our future prospects. Variations between our actual financial results and expectations of financial analysts and investors, as well as the timing or content of any profit warning announcements by us, may have significant impact on our share price.

Factors other than our financial results that may affect our share price include, but are not limited to, a weakening of our brand name or any circumstances causing adverse effects on our reputation, announcements by our customers, competitors or ourselves regarding capital spending plans of network operators, financial difficulties for network operators for whom we have provided financing or with whom we have entered into material contracts, awards of large supply agreements or contracts for network roll-out. Additional factors include but are not limited to: speculation in the press or investment community about the level of business activity or perceived growth in the market for mobile communications services and equipment; technical problems, in particular those relating to the introduction and viability of new network systems like 3G or IPTV; actual or expected results of ongoing or potential litigation involving ourselves or the markets in which we operate. Even though we may not be directly involved, announcements concerning bankruptcy or other similar reorganization proceedings involving, or any investigations into the accounting practices of, other telecommunications companies may materially adversely affect our share price. Our ability to forecast and communicate our future results in a manner consistent with investor expectations may affect the market value of our shares.

Currency fluctuations may adversely affect the trading prices of our Class B shares and ADSs and the value of any distributions we make thereon.

Because our shares are quoted in Swedish kronor (SEK) on the OMX Nordic Exchange Stockholm (our primary stock exchange), but on NASDAQ (ADSs) and the London Stock Exchange (Class B shares) in local currencies, i.e. USD and GBP, fluctuations in exchange rates between SEK and these currencies may affect the value of your investment. In addition, because we pay cash dividends in SEK, fluctuations in exchange rates may affect the value of distributions if arrangements with your bank, broker or depositary, in the case of ADSs, call for distributions to you in currencies other than SEK.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

SHARE INFORMATION

STOCK EXCHANGE TRADING

Ericsson’s Class A and Class B shares are traded on OMX Nordic Exchange Stockholm and the Class B shares are also traded on the London Stock Exchange. As of April 14, 2008, Ericsson is delisted from the London Stock Exchange.

In the United States, the Class B shares are traded on NASDAQ in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR) under the symbol ERIC. Each ADS represents 10 Class B shares.

Approximately 44 (40) billion shares were traded in 2007, of which about 83 (88) percent on OMX Nordic Exchange Stockholm, about 16 (12) percent on NASDAQ, and less than 1 (1) percent on the London Stock Exchange. Trading volume in Ericsson shares increased by approximately 3 percent on OMX Nordic Exchange Stockholm and increased by approximately 51 percent on NASDAQ as compared to 2006.

SHARE PRICE TREND

In 2007, Ericsson’s total market value decreased by about 45 percent to approximately SEK 245 billion (SEK 446 billion in 2006). The OMX SP Index on OMX Nordic Exchange Stockholm decreased by 6 percent, the NASDAQ telecom index increased by approximately 9 percent and the NASDAQ composite index increased by approximately 10 percent in 2007.

SHARE DATA

	2007	2006	2005	2004
Earnings per share, diluted (SEK)1)	1.37	1.65	1.53	1.11
Operating income per share (SEK)1)	1.90	2.22	2.05	1.66
Cash flow from operating activities per share (SEK)1)	1.19	1.15	1.03	1.39
Stockholders’ equity per share (SEK)1)	8.44	7.56	6.41	5.08
P/E ratio (%), Class B shares1)	11	17	18	19
Dividend per share (SEK)	0.50	0.50	0.45	0.25

1)	Data will be impacted by the reverse split with effective date in June 2008, resolved by the Annual General Meeting of shareholders April 9, 2008.

Selected financial data for 2003 have been omitted because such information cannot be restated in accordance with IFRS without unreasonable effort and expense.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

SHARE PRICES ON OMX NORDIC EXCHANGE STOCKHOLM

(SEK)	2007	2006	2005	2004
Class A at last day of trading	15.36	27.60	27.50	21.70
Class A high for year (Jan 17, 2007)	29.70	30.90	28.70	26.10
Class A low for year (November 21, 2007)	14.60	20.90	19.80	14.00
Class B at last day of trading	15.18	27.65	27.30	21.20
Class B high for year (Jan 17, 2007)	29.90	31.00	29.00	24.50
Class B low for year (November 21, 2007)	14.53	20.90	19.40	12.70

OFFER AND LISTING DETAILS ON OMX NORDIC EXCHANGE STOCKHOLM AND NASDAQ

Principal trading market—OMX Nordic Exchange Stockholm share prices

The tables above and below state the high and low sales prices for our Class A and Class B shares as reported by OMX Nordic Exchange Stockholm for the last five years. The equity securities listed on the OMX Nordic Exchange Stockholm Official Price List of Shares currently comprise the shares of 274 companies. Trading on the exchange generally continues until 5:30 p.m. (CET) each business day. In addition to official trading on the exchange, there is also trading off the exchange during official trading hours and also after 5:30 p.m. (CET). Trading on the exchange tends to involve a higher percentage of retail clients, while trading off the exchange often involves larger Swedish institutions, banks arbitraging between the Swedish market and foreign markets, and foreign buyers and sellers purchasing shares from or selling shares to Swedish institutions.

OMX Nordic Exchange Stockholm publishes a daily Official Price List of Shares which includes the volume of recorded transactions in each listed stock, together with the prices of the highest and lowest recorded trades of the day. The Official Price List of Shares reflects price and volume information for trades completed by the members.

Host market NASDAQ ADS Prices

The table below states the high and low sales prices quoted for our ADSs on NASDAQ for the last five years. The NASDAQ quotations represent prices between dealers, not including retail mark-ups, markdowns or commissions, and do not necessarily represent actual transactions.

The annual high and low market prices on these markets are shown in the table “Annual high and low market prices” below.

ANNUAL HIGH AND LOW MARKET PRICES

	OMX Nordic Exchange Stockholm				NASDAQ
	SEK per Class A share		SEK per Class B share		USD per ADS1)
Period	High	Low	High	Low	High	Low
2003	16.80	5.55	14.60	4.11	18.85	5.20
2004	26.10	14.00	24.50	12.70	34.57	17.93
2005	28.70	19.80	29.00	19.40	37.19	27.78
2006	30.90	20.90	31.00	20.90	41.14	28.88
2007	29.70	14.60	29.90	14.53	43.41	22.23

1)	One ADS = 10 Class B shares.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

The table below states the high and low sales prices for each quarter of 2006 and 2007.

QUARTERLY HIGH AND LOW MARKET PRICES

	OMX Nordic Exchange Stockholm				NASDAQ
	SEK per Class A share		SEK per Class B share		USD per ADS1)
Period	High	Low	High	Low	High	Low
2006
First Quarter	30.90	25.80	31.00	25.60	39.37	33.63
Second Quarter	29.90	20.90	30.00	20.90	39.28	28.88
Third Quarter	25.70	21.00	25.80	20.90	35.35	29.13
Fourth Quarter	28.45	24.80	28.60	24.85	41.14	33.95

2007
First Quarter	29.70	23.95	29.90	23.80	42.13	33.94
Second Quarter	27.86	24.85	28.06	25.00	40.52	36.10
Third Quarter	28.40	23.54	28.74	23.64	43.41	33.66
Fourth Quarter	26.80	14.60	27.04	14.53	41.96	22.23

1)	One ADS = 10 Class B shares

The table below states the high and low sales prices for each of the last eight months (August 2007 to March 2008).

MONTHLY HIGH AND LOW MARKET PRICES

	OMX Nordic Exchange Stockholm				NASDAQ
	SEK per Class A share		SEK per Class B share		USD per ADS1)
Period	High	Low	High	Low	High	Low
August 2007	26.10	23.54	26.26	23.64	38.92	33.66
September 2007	26.84	24.20	27.00	24.38	40.79	35.94
October 2007	26.80	18.30	27.04	18.20	41.96	28.22
November 2007	19.46	14.60	19.48	14.53	30.55	23.00
December 2007	16.68	14.95	16.56	14.77	25.75	22.23
January 2008	15.90	13.60	15.78	13.40	24.56	20.37
February 2008	14.50	12.60	14.50	12.63	22.57	19.48
March 2008	13.04	10.71	13.01	10.88	21.43	17.04

1)	One ADS = 10 Class B shares

SHARE CAPITAL

As of December 31, 2007, Ericsson’s share capital was SEK 16,132,258,678 (16,132,258,678) represented by 16,132,258,678 (16,132,258,678) shares. The par value of each share is SEK 1.00.

As of December 31, 2007, the shares were divided into 1,308,779,918 (1,308,779,918) Class A shares, each carrying one vote, and 14,823,478,760 (14,823,478,760) Class B shares, each carrying one-tenth of one vote. As of December 31, 2007, Ericsson held 231,991,543 Class B shares as treasury shares.

There have been no share repurchases by Ericsson during 2007.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

CHANGES IN NUMBER OF SHARES AND CAPITAL STOCK 2004–2007

		Number of shares	Capital stock
2004	December 31 (no changes)	16,132,258,678	16,132,258,678
2005	December 31 (no changes)	16,132,258,678	16,132,258,678
2006	December 31 (no changes)	16,132,258,678	16,132,258,678
2007	December 31 (no changes)	16,132,258,678	16,132,258,678

SHAREHOLDERS

As of December 31, 2007, we had 760,949 shareholders registered at VPC AB (the Swedish Securities Register Center), of which 1,517 holders with a US address. According to information provided by Citibank, there were 144,025,238 ADSs outstanding as of December 31, 2007, and 5,461 registered holders of such ADSs. A significant number of the ADSs are held of record by banks, brokers and/or nominees for the accounts of their customers. As of December 31, 2007, banks, brokers and/or nominees held ADSs on behalf of 300,568 accounts.

According to information known at year-end 2007, approximately 80 percent of our Class A and Class B shares were owned by institutions, Swedish and international.

The following table sets forth share information, as of December 31, 2007, with respect to our largest shareholders registered at VPC AB and known by us, ranked by percentage of voting rights:

TEN LARGEST COUNTRIES OF OWNERSHIP

	As of December 31,
Percent of capital	2007	2006
Sweden	46.1%	50.0%
United States	32.3%	27.1%
United Kingdom	6.7%	6.8%
Luxembourg	3.9%	3.9%
Switzerland	1.9%	1.9%
France	1.3%	1.4%
Netherlands	1.1%	1.1%
Denmark	1.0%	0.9%
Norway	0.7%	—
Belgium	0.5%	1.3%
Other countries	4.5%	5.6%

Source: SIS Ägarservice AB

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

LARGEST SHAREHOLDERS BY VOTING RIGHTS DECEMBER 31, 2007

Identity of person or group1)	Number of Class A shares	Percentage of total Class A shares	Number of Class B shares	Percentage of total Class B shares	Voting rights Percent	Percentage of capital
Investor	513,320,192	39.22	307,073,324	2.07	19.49	5.09
AB Industrivärden	372,000,000	28.42	10,000,000	0.07	13.36	2.37
SHB Pensionsstiftelse	83,903,000	6.41			3.01	0.52
Livförs, AB Skandia	71,440,966	5.46	54,499,272	0.37	2.75	0.78
Pensionskassan SHB Förs.fören,	63,360,000	4.84			2.27	0.39
Swedbank Robur fonder	7,435,973	0.57	391,698,721	2.64	1.67	2.47
SHB/ SPP fonder	12,045	0.01	302,112,446	2.04	1.08	1.87
SEB Trygg Försäkring	23,224,095	1.77	57,165,000	0.39	1.04	0.50
Alecta	19,509,672	1.49	63,228,420	0.43	0.93	0.51
AMF Pension	4,763,682	0.36	201,000,000	1.36	0.89	1.28
Tredje AP-fonden	12,345,095	0.94	112,984,743	0.76	0.85	0.78
SEB fonder	2,673,549	0.20	192,175,139	1.30	0.78	1.21
SHB Personalstiftelse	20,000,000	1.53			0.72	0.12
Första AP-fonden	7,472,938	0.57	120,898,211	0.82	0.70	0.80
Nordea fonder	1,498,674	0.11	140,903,485	0.95	0.56	0.88
Fjärde AP-fonden	2,519,655	0.19	124,115,522	0.84	0.53	0.78
Oktogonen	12,903,000	0.99			0.46	0.08
Andra AP-fonden			124,137,880	0.84	0.44	0.77
Foreign owners2)	14,939,320	1.14	8,676,142,384	58.53	31.62	53.87
of which:
Brandes Investment Partners, L.L.C.			481,616,029	3.25	1.73	2.99
Oppenheimer Funds Inc.			439,521,640	2.97	1.57	2.72
Baillie Gifford & Co. Ltd.			191,885,219	1.29	0.69	1.19
Barclays			188,349,187	1.27	0.67	1.17
Fidelity			136,740,145	0.92	0.49	0.85
Others	75,458,062	5.78	3,945,344,213	26.59	16.85	24.93

Total	1,308,779,918	100%	14,823,478,760	100%	100%	100%

1)	Sources: SIS Ägarservice AB and VPC AB, December 31, 2007 and Capital Precision, December 2007.
2)	Including Nats Cumco as Nominee: 1 403 970 581 Class B shares.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

The following table indicates changes in holdings of the Class A and Class B shares, respectively, held by major shareholders and percent of voting rights, as of December 31, 2005, 2006 and 2007.

	2007			2006			2005
Person or group (percent)	Class A shares	Class B shares	Voting rights	Class A shares	Class B shares	Voting rights	Class A shares	Class B shares	Voting rights
Investor AB	39.22	2.07	19.49	39.22	2.00	19.46	39.22	2.00	19.46
AB Industrivärden	28.42	0.07	13.36	28.42	0.03	13.35	28.42	0.03	13.35
Svenska Handelsbankens Pensionsstiftelse	6.41	—	3.01	6.41	—	3.01	6.41	—	3.01
Livförsäkrings AB Skandia	5.46	0.37	2.75	4.87	0.47	2.54	4.51	0.55	2.40
Pensionskassan SHB Försäkringsförening	4.84	—	2.27	4.84	—	2.27	4.84	—	2.27
Swedbank Robur Fonder	0.57	2.64	1.67	0.57	2.72	1.71	0.57	2.54	1.62
SHB/ SPP Fonder	0.01	2.04	1.08	0.07	1.87	0.99	0.05	2.13	1.15
SEB Trygg Försäkring	1.77	0.39	1.04	1.76	0.35	1.01	2.13	0.39	1.21
Alecta	1.49	0.43	0.93	1.53	1.62	1.58	1.05	2.50	1.82
AMF Pension	0.36	1.36	0.89	0.36	1.70	1.07	0.36	1.81	1.13
Tredje AP-fonden	0.94	0.76	0.85	0.94	0.81	0.87	0.91	1.02	0.97
SEB fonder	0.20	1.30	0.78	0.24	1.26	0.77	0.27	1.28	0.81
Svenska Handelsbankens Personalstiftelse	1.53	—	0.72	1.52	—	0.72	1.53	—	0.72
Första AP-fonden	0.57	0.82	0.70	0.57	1.07	0.83	0.57	1.13	0.87
Nordea Fonder	0.11	0.95	0.56	0.15	1.29	0.75	0.20	1.67	0.98
Fjärde AP-fonden	0.19	0.84	0.53	0.21	0.88	0.57	0.22	1.41	0.85
Oktogonen	0.99	—	0.46	1.00	—	0.46	—	—	—
Andra AP-fonden	—	0.84	0.44	—	1.01	0.53	0.10	1.17	0.67
Foreign owners of which:	1.14	58.53	31.62	1.44	54.34	29.53	1.24	49.86	27.06
Brandes Investment Partners, L.L.C.	—	3.25	1.73	—	—	—	—	—	—
Oppenheimer Funds Inc.	—	2.97	1.57	—	2.25	1.20	—	—	—
Baillie Gifford & Co. Ltd.	—	1.29	0.69	—	—	—	—	—	—
Barclays	—	1.27	0.67	0.02	2.00	1.05	—	—	—
Fidelity	—	0.92	0.49	—	1.72	0.91	—	2.29	1.22
				—	—	—	—	—	—
Others	5.78	26.59	16.85	5.88	28.58	17.98	7.40	29.56	19.17

Total	100	100	100	100	100	100	100	100	100

Source: SIS Ägarservice AB and VPC AB, December 31, 2007, and Capital Precision, December 2007.

Our major shareholders do not have different voting rights than other shareholders holding the same classes of shares.

As far as we know, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) severally or jointly.

As of December 31, 2007, the total number of voting securities of the Company owned by top executives and directors as a group was:

	Number of Class A shares	Number of Class B shares	Voting rights, percent
Top executives and directors as a group (26 persons)	6,080	18,666,584	0.07

For individual holdings, see “Corporate Governance Report”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

SHAREHOLDER INFORMATION

The Annual General Meeting of Shareholders will take place at the Annex to the Globe Arena, Globentorget, Stockholm, at 3.00 p.m. on Wednesday, April 9, 2008.

ENTITLED TO ATTEND AND NOTICE OF ATTENDANCE

Shareholders, who wish to attend the Annual General Meeting of Shareholders, must

•	have been entered into the share register kept by VPC AB (the Swedish Securities Register Centre) as of Thursday, April 3, 2008; and

•

give notice of attendance to the Company at the latest on Thursday, April 3, 2008, at the Company’s web site www.ericsson.com, at telephone no.: +46 8 775 01 99 weekdays between 10 a.m. and 4 p.m. or at fax no.: +46 8 775 80 18.

Notice of attendance may also be given by mail to: Telefonaktiebolaget LM Ericsson, Group Function Legal Affairs, Box 47021, 100 74 Stockholm, Sweden

When giving notice of attendance, please state name, date of birth, address, telephone no. and number of assistants. The personal data that Ericsson receives with the notice of attendance will be computer processed for the purpose of the Annual General Meeting of Shareholders 2008 only.

SHARES REGISTERED IN THE NAME OF A NOMINEE

Shareholders, whose shares are registered in the name of a nominee, must request the nominee to enter temporarily the shareholder into the share register as of Thursday, April 3, 2008, to be entitled to participate at the Annual General Meeting of Shareholders. The shareholder is requested to inform the nominee well before that day.

PROXY

Shareholders represented by proxy shall issue a power of attorney for the representative. To a power of attorney issued by a legal entity, a copy of the certificate of registration (or, if no such certificate exists, a corresponding document of authority) of the legal entity shall be attached. The documents must not be older than one year. In order to facilitate the registration at the Annual General Meeting, the power of attorney in its original, certificates of registration and other documents of authority should be sent to the Company at the address above so as to be available by Tuesday, April 8, 2008.

DIVIDEND

The Board of Directors has decided to propose the Annual General Meeting of Shareholders to resolve on a dividend of SEK 0.50 per share for the year 2007 and Monday, April 14, 2008 as record day for dividend.

FINANCIAL INFORMATION FROM ERICSSON

•	Interim reports 2008: April 25, 2008 (Q1) July 22, 2008 (Q2) October 24, 2008 (Q3) January 29, 2009 (Q4)

•	Annual report 2008: March, 2009

•	Form 20-f for the US market 2008: During Q2, 2009

Annual reports and other financial reports can be downloaded or ordered on our web site: www.ericsson.com/ investors or ordered via e-mail or mail.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

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

Interested investors: +1 800 808 8010

E-mail: ericsson@shareholders-online.com

www.citibank.com/adr

Ordering a hard copy of the Annual Report:

http://www.sccorp.com/annualreport/ ericsson.htm

Phone toll free: +1 866 216 0460

Contact information:

Investor Relations for Europe, Middle East, Africa and Asia Pacific:

Telefonaktiebolaget LM Ericsson

SE-164 83 Stockholm, Sweden

Telephone: +46 8 719 00 00

E-mail: investor.relations.se@ericsson.com

Investor Relations for the Americas:

Ericsson

The Grace Building

1114 Ave of the Americas, Suite #3410

New York, NY 10036, USA

Telephone: +1 212 685 4030

E-mail: investor.relations@ericsson.com

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

REMUNERATION

This chapter outlines how we implement our remuneration policy in line with corporate governance best practice throughout Ericsson, with specific references to senior management. Details of senior management remuneration and Board Directors’ fees can be found in the notes to the Consolidated Financial Statements, Note C29: “ Information regarding Employees, Members of the Board of Directors and Management”. The Company is required to submit the formal remuneration policy for senior management for shareholder approval at the Annual General Meeting and the appropriate resolution for 2008, which remains materially the same as the 2007 policy, together with resolutions relating to the Company’s long-term variable remuneration plans are set out in the Notice of Annual General Meeting on Ericsson’s website (www.ericsson.com). The auditors’ opinion on how we have followed our policy during 2007 is also posted on the website.

CLEAR CONTROLS

Remuneration processes by the nature of their sensitivity require clear controls. Within Ericsson these controls are based on three pillars: Board of Directors and Remuneration Committee authorization, audit controls and our internal system that requires two levels of managers to approve any remuneration decision. In addition, the Annual General Meeting approves the terms of our long-term variable remuneration plans and the remuneration policy for the senior management comprising the Group Management Team, including the CEO, hereafter referred to as “Group Management.”

THE REMUNERATION COMMITTEE

The Remuneration Committee advises the Board of Directors on an ongoing basis on the remuneration of Group Management, including fixed salaries, pensions, other benefits and short-term and long-term variable remuneration. The Remuneration Committee also approves variable remuneration outcomes, prepares remuneration related proposals for Board and shareholder approval and develops and monitors the remuneration policy, strategies and general guidelines for employee remuneration. The Committee is sensitive to pay and employment conditions throughout the Company when dealing with Group Management remuneration. The purpose and function of the Committee will continue going forward and its terms of reference can be found on our website.

The Remuneration Committee is chaired by Michael Treschow and its other members are Nancy McKinstry, Börje Ekholm and Monica Bergström, all of whom are non-executive directors and independent as required by the Swedish Code of Corporate Governance. The Chairman continues to ensure that the Company maintains contact, as necessary, with its principal shareholders on the subject of remuneration.

The Company’s General Counsel acts as secretary to the Committee and the CEO, the Senior Vice President Human Resources & Organization and the Vice President Compensation & Benefits attend the Remuneration Committee meetings by invitation and assist the Committee in its considerations, except when issues relating to their own remuneration are being discussed or decided.

The Remuneration Committee has appointed an independent expert advisor, Gerrit Aronson, to assist and advice the Committee. Gerrit Aronson provided no other services to the Company during 2007. The Remuneration Committee is also provided with national and international pay data collected from external survey providers and can call on other independent expertise should it so require.

REMUNERATION POLICY

Remuneration at Ericsson is based on the principles of performance, competitiveness and fairness. Different remuneration elements are designed to reflect these principles. Therefore a mix of several remuneration elements is applied in order to reflect the remuneration principles in a balanced way.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

The Remuneration policy and the Remuneration Committee’s terms of reference for subsequent years will be reviewed annually in light of matters such as changes to corporate governance best practice or changes to accounting, legislation, political opinion or business practices among peers. This will help to ensure that the policy continues to provide Ericsson with a competitive remuneration strategy and, in accordance with Swedish law, the policy will be brought to shareholders annually for approval.

FIXED SALARY

Fixed salaries are set to be competitive, taking account of global remuneration practices together with an individual’s home market. The absolute levels are determined by the size and complexity of the job and the year-to-year performance of the individual jobholder. Group Management salaries are, together with other elements of remuneration, subject to an annual review by the Remuneration Committee, which considers external pay data to ensure that levels of pay remain competitive and appropriate in light of the Company’s remuneration policy. When setting fixed salaries the Remuneration Committee considers the impact on total remuneration, including pension contributions and associated costs.

VARIABLE REMUNERATION AND PERFORMANCE

At Ericsson we strongly believe that, where possible, we should encourage variable remuneration throughout the Company as we believe it reinforces performance, enables businesses to have more flexible pay-roll costs and supports employee alignment to clear targets.

Performance is specifically reflected in the variable remuneration—both in an annual variable component and in a long-term variable part. Although this may vary over time to take account of pay trends, currently the target level of the short-term variable remuneration for Group Management is between 30 and 40 percent of the fixed salary, but outcomes can vary between zero and twice the target opportunity. The long-term variable remuneration is set to achieve a target of around 30 percent of the fixed salary. In both cases the variable pay is measured against the achievement of specific business objectives, reflecting the judgment of the Board of Directors as to the right balance between fixed and variable pay and the market practice for remuneration of executives. All variable remuneration plans have maximum award and vesting limits.

Short-Term Variable Remuneration

The annual variable remuneration is through cash-based programs, with specific business targets derived from the annual business plan approved by the Board of Directors. The exact nature of the targets will vary depending on the specific job but for Group Management may include financial targets at either corporate level or at a specific business unit level, operational targets, employee motivation targets and customer satisfaction targets.

We operate global short-term variable plans for management and for sales professionals and these plans are adopted to local requirements. The Board of Directors and the Remuneration Committee decide on all Ericsson Group targets, which are then cascaded to unit-related targets, all subject to the two level management approval process. The Remuneration Committee monitors the appropriateness of the target levels throughout the year and has the authority to revise them should they not remain relevant, stretching and/or enhance shareholder value. Employees not covered by global short-term variable plans may be eligible for local plans, which vary in design according to local competitive practice. Performance has a significant effect on the overall remuneration of the individual. In 2006 Ericsson enjoyed one of several years of outstanding performance with short-term variable remuneration paying out at or near the maximum opportunity for Group Management. During 2007, our profitability did not develop to expectations and, as a result, payments will generally be significantly lower.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Long-Term Variable Remuneration

Share based long-term variable remuneration plans are submitted each year for approval by shareholders at the Annual General Meeting. For Group Management the payout is determined by three specific variables: The individual’s own investment in shares, a long-term financial target at group level and the share price development.

All long-term variable remuneration plans are designed to form part of a well balanced total remuneration. Ericsson has no formal guidelines for equity ownership but the long-term variable remuneration facilitates that Group Management and a large proportion of Ericsson’s employees build up a significant personal ownership in the Company’s stock over time. This is achieved through a combination of personal investment and stock-based remuneration made up of three different but linked plans: The Stock Purchase Plan, the Key Contributor Retention Plan and the Executive Performance Share Plan.

The Stock Purchase Plan

The Stock Purchase Plan is designed to offer, where practicable, an incentive for all employees to participate in the Company, which is consistent with industry practice and with our ways of working. Under the plans, employees can save up to 7.5 percent (CEO 9 percent) of gross fixed salary for purchase of class B shares at market price on the OMX Nordic Exchange Stockholm or ADSs at NASDAQ (contribution shares) during a twelve-month period. If the contribution shares are retained by the employee for three years after the investment and employment with the Ericsson Group continues during that time, the employee’s shares will be matched with a corresponding number of class B shares or ADSs free of consideration. Employees in 88 countries participate in the plan and in November 2007 the number of participants was 19,000 or approximately 26 percent of employees.

Participants save each month, beginning with August payroll, towards quarterly investments. These investments (in November, February, May and August) are matched on the third anniversary of each such investment and hence the matching spans over two financial years and two tax years.

The Key Contributor Retention Plan

The Key Contributor Retention Plan is designed to give recognition for performance and potential as well as encourage retention of key employees. Under the program up to 10 percent of employees are selected through a nominations process that identifies individuals according to performance, critical skills and potential. Participants obtain one extra matching share in addition to the one matching share for each contribution share purchased under the Stock Purchase Plan during a twelvemonth program period. The plan was introduced in 2004 and has been repeated 2005, 2006 and 2007.

The Executive Performance Stock Plan

The Executive Performance Stock Plan was introduced in 2004 and has been repeated 2005, 2006 and 2007. The plan is designed to focus management on driving earnings and provide competitive remuneration. Senior executives, including Group Management, are selected to obtain up to four or six extra shares (performance matching shares) in addition to the one matching share for each contribution share purchased under the Stock Purchase Plan. For the 2006 and 2007 programs, the CEO is allowed to invest up to 9 percent of fixed salary in contribution shares and may obtain up to eight performance matching shares in addition to the Stock Purchase Plan matching share for each contribution share. The performance matching is subject to the fulfillment of an Earnings Per Share (EPS) performance target.

The past and continued use of average annual EPS growth relative to challenging and stretching targets as a performance measure reflects the Company’s ongoing strategy of adding shareholder value through the long-term improvement of profitability. Furthermore, the use of a constant and key financial performance measure

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

alongside the inherent share price focus of the co-investment principle ensures close alignment with the long-term interests of shareholders whilst providing clear, transparent and continuous line-of-sight for participants. The Remuneration Committee has been satisfied that the present approach remains preferable to other measures, including those that reflect relative performance, but alternative measures are considered on an ongoing basis.

The performance targets are not capable of being retested after the end of the three-year performance period. If the minimum required performance is not achieved, all matching shares subject to performance will lapse. The Board may also reduce the number of performance matching shares, if deemed appropriate, considering the Company’s financial results and position, conditions on the stock market and other circumstances at the time of matching.

2007 Evaluation of Long-Term Variable Remuneration

During 2007, the Remuneration Committee undertook an evaluation of the Company’s long-term variable remuneration plans under the leadership of its independent advisor Gerrit Aronson. A number of third-party providers assisted the Company in surveying and analyzing the participant populations of the Stock Purchase Plan, the Key Contributor Retention Plan and the Executive Performance Stock Plan. The evaluation looked at how well the plans adhere to original principles, testing key features, auditing administration and scrutinizing outcomes and costs.

The objectives of the Stock Purchase Plan of providing an investment opportunity for all of Ericsson’s employees and thus reinforcing a “One Ericsson” aligned with shareholder interests were shown to have been successful. Over a quarter of all employees world-wide invest in contribution shares; participation currently being as high as 45 percent in Sweden and with North America not far behind. In a survey of our employees, the two most prominent reasons for participation were attractiveness of investment and “the importance to view Ericsson from a shareholder perspective.” Of those surveyed who participate in the plan the majority agreed or strongly agreed that the plan aligns participants’ interests with those of shareholders, as did a significant proportion of non-participants.

The nomination process for the Key Contributor Retention Plan was audited and found to be robust. During the period 2004 to 2007, just over half of those nominated had been nominated once only. The objectives of the plan of retaining key contributors by recognizing performance together with critical skills and potential were also shown to have been met. Surveying individuals nominated for the plan and their managers, both managers and nominees recognized performance and future potential as the two key reasons for nominations. Of participating nominees, most agreed or strongly agreed that this plan has increased loyalty to Ericsson.

The Executive Performance Stock Plan is well supported by participants and outcomes follow performance and share price. Viewed against a Swedish peer group the plan is competitive, however, against Ericsson’s global competitors the plan provides earnings opportunities towards the lower end of the scale.

Overall the cost and share usage of the programs have been modest in comparison with most practices around the world. The dilution from all three plans for 2004, 2005 and 2006 is estimated to come out at less than 0.2 percent per year of award with the cost below 3 percent of total remuneration costs.

The conclusions drawn from the extensive research were that the current plans are very effective and achieve their objectives with a positive impact on the business that we believe by far outweighs the costs. It is therefore the Board of Directors’ intention to repeat the Stock Purchase Plan, as well as the Key Contributor Retention Plan and the Executive Performance Stock Plan in 2008, subject to approval from shareholders.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

2001 and 2002 Stock Option Plans

Three grants of stock options were made in 2001 and 2002 that had vested but not expired as of 31 December 2007. For further details please see Note C29: “Information regarding Employees, Members of the Board of Directors and Management”.

PENSIONS AND BENEFITS

Pension benefits follow the competitive practice in the employee’s home country and in addition to any national system for social security, pension benefits may contain various supplementary Company plans. The basic principle is that other benefits, such as company car and medical schemes, shall also be competitive in the local market.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

INFORMATION ON THE COMPANY

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

Today, Ericsson is a leading provider of telecommunications equipment and related services to operators of mobile and fixed networks worldwide. Over 1,000 networks in more than 175 countries utilize our equipment and we are one of the few companies worldwide that support end-to-end solutions for all major mobile communication standards.

We invest heavily in R&D and actively promote standardization and open systems. As a result, we have a long history of innovation and pioneering of future technologies for more efficient and higher quality telecommunications.

Also reflecting our ongoing commitment to technology leadership, we have one of the industry’s most comprehensive intellectual property portfolios containing approximately 23,000 patents.

Technical milestones

1878	Telegraph to telephone
1923	Manual switching to automatic switching
1956	First mobile phone system
1968	Electro-mechanical to computer control
1978	Analog switching to digital switching
1981	Fixed communications to mobile communications
1991	1G analog to 2G digital mobile technology
1998	Integration of voice and data in mobile networks
1999	Narrowband circuit to broadband packet switching
1999	Introduction of fixed telephony softswitch
2001	2G narrowband to 3G wideband mobile technology
2003	Introduction of mobile softswitch
2004	Mass commercial launch of WCDMA (3G) networks in Western Europe
2005	Commercial launch of HSDPA mobile broadband networks in North America
2006	Global commercial launches of HSPA mobile broadband networks
2007	Fiber access and VDSL, along with IPTV in broadband networks

LONG-TERM GOALS AND BUSINESS STRATEGY

Our ultimate goal is for the Company to generate growth and a healthy profit that is sustainable over the longer term. Ericsson’s strategy is to be the preferred business partner to our customers, especially to the world’s leading network operators. In order to succeed with this, we strive to be the market and technology leader by offering superior end-to-end solutions, mainly related to network infrastructure, related professional services and multimedia.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

We are a major supplier to most of the world’s leading mobile operators and many of the world’s leading fixed-line operators. We believe that our ability to offer end-to-end solutions—systems, applications, services and core handset technology—together with our in-depth knowledge of consumer requirements, make us well positioned to assist network operators with their network development and operations.

•	We are a market leader in GSM and WCDMA/HSPA network equipment and in systems integration and managed services.

•	We are growing in the area of wireline broadband networks, in metro Ethernet solutions and in optical transport.

•	We are a provider of multimedia solutions for both wireless and wireline operators.

Our strategy is to:

•	excel in network infrastructure;

•	expand in services;

•	establish a position in multimedia solutions

in order to make people’s lives easier and richer, provide affordable communication for all and enable new ways for companies to do business. This is performed with operational excellence in everything we do as a base.

Innovation for technology leadership

Innovation is an important element of our corporate culture and is key to our competitiveness and future success.

We have a long tradition of developing innovative communication technologies, including technologies that form the base for industry standards. By early involvement in creating new standards and technologies we are often first to market with new solutions—a distinct competitive advantage.

Ericsson has earned a reputation for innovation and technology leadership by developing open standards and bringing reliable, cost-effective network solutions to market. We helped pioneer the development of industry-wide mobile technologies such as GSM, GPRS, EDGE, 3G/WCDMA/HSPA, and Bluetooth. The GSM family (GSM and WCDMA) now connect more than 80 percent of the world’s mobile subscribers. Ericsson holds a leading position in standardization and trials of the next major wireless technology, Long-Term Evolution (LTE).

Within our ambitious R&D program, we have approximately 19,300 (17,100) employees in 17 (17) countries worldwide and we spent SEK 29 billion or 15 percent of sales on research and development during 2007.

The vast majority of our R&D is invested in product development of which the majority in mobile communications network infrastructure. We have continued to invest in strategically important areas of broadband access, converged networks, service layer, IP technology and multimedia.

World-class innovations are achieved also through cooperation with a variety of partners including customers, universities and research institutes. Standardization bodies establish the standards that lead the industry, and Ericsson is a leading player in all major standardization organizations.

For more information regarding product and technology development, please see “Risk Factors—Strategic and Operational Risks” and “Board of Directors’ Report—Research and Development”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

INTELLECTUAL PROPERTY RIGHTS (IPR) AND LICENSING

Through many years of involvement in the development of new technologies, we have built up a considerable portfolio of intellectual property rights (IPR) relating to telecommunications technologies. As of December 31, 2007, we held approx. 23,000 (22,000) patents worldwide, including patents essential to the standards GSM, GPRS, EDGE, WCDMA, HSPA, MBMS, TD-SCDMA, cdma2000, WIMAX and next-generation OFDM/ LTE. We also hold essential patents for many other areas, e.g Voice-over-IP, ATM, WAP, Bluetooth, SDH, SONET and WDM.

Our intellectual property rights are valuable business assets. We license these rights to many other companies including infrastructure equipment suppliers, embedded module suppliers, handset suppliers and mobile applications developers, in return for royalty payments and/or access to additional intellectual property rights. In addition, we acquire rights via licenses to utilize intellectual property rights of third parties. We also believe that we have access to all related patents that are material to our business in part or in whole.

For more information, see “Risk Factors—Strategic and Operational Risks”.

Addressing key operator needs

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

Country of incorporation:

Sweden. The Company was incorporated on August 18, 1918, as a result of a merger between AB LM Ericsson & Co. and Stockholms Allmänna Telefon AB.

Domicile:

Our registered address is Telefonaktiebolaget LM Ericsson, SE-164 83 Stockholm, Sweden. Our headquarters are located at Torshamnsgatan 23, Kista, Sweden.

Our telephone number is +46 8 719 0000.

Our web site is www.ericsson.com. Please note that information on our web site does not form part of this document.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Agent in the US:

Ericsson Inc., Vice President Legal Affairs, 6300 Legacy Drive, Plano, Texas 75024. Telephone number +1 972 583 0000.

Shares:

Our Class A and Class B shares are traded on OMX Nordic Exchange Stockholm. Our Class B shares are also traded on the London Stock Exchange (LSE). In the United States, our American depository shares (ADS), each representing 10 underlying Class B shares, are traded on NASDAQ.

Parent Company operations:

The business of the Parent Company, Telefonaktiebolaget LM Ericsson, consists mainly of corporate management, holding company functions and internal banking activities. Parent Company operations also include customer credit management activities performed by Ericsson Credit AB on a commission basis.

Subsidiaries and associated companies:

For a listing of our significant subsidiaries, please see Notes to the Parent Company Capacity and thereby drive demand for our products and services.

We believe that the migration of voice, messaging and video services into IP-based multimedia services common to both wireless and wireline access networks is the primary technological shift facing operators today.

Many of the world’s leading operators are beginning to converge their mobile and fixed networks into one. Wireline operators are moving from single-service networks toward broadband packet-switched multi-service networks that have the ability to simultaneously handle multiple services, such as voice, data and images. Migration to an all-IP-based packet-switched network is a necessary step in order to combine broadband Internet, voice and image traffic into one broadband network. For consumers this means a richer experience with easier access to a wide range of applications and content on any device. For operators it means reduced costs and shorter time to market with new services.

Our solution for such multi-service networks utilizes an IMS-based multi-service environment, intelligent edge routers, combined with broadband access and core network routing and transmission elements. Organizing a network into layers isolates the different functions, i.e., access, core network and services, and facilitates easier migration to an all-IP environment. In recent years, we have strengthened our wireline portfolio in preparation for convergence and all-IP networks.

The use of wireless broadband for fixed and mobile use is growing rapidly. Ericsson provides both cost effective infrastructure solutions and laptop embedded modules for EDGE/HSPA to satisfy this growing demand.

By successfully addressing three key operator needs: modernization and expansion of access networks; introduction of IP-based revenue generating services; and cost-efficient rollout of high capacity broadband networks with service differentiation, we continuously secure strong market positions in voice over packet, soft switching and public Ethernet access.

Expanding Professional Services

Network operators are reducing operating expenses by optimizing the operation and maintenance of their networks. As a result, many network operators are increasingly outsourcing for example their network design, operations and maintenance activities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

When outsourcing, operators can reduce cost of operations and gain flexibility in resources and time to market—all with an assured quality of service.

The combination of our local expertise, global technology leadership, business understanding, strong delivery capabilities and experience in integrating and managing networks make Ericsson an attractive partner for operators seeking support to reliably and cost-effectively evolve their networks to accommodate multiple technologies in their transition into one converged network.

Financial Statements—Note P9 “Investments”. In addition to our joint venture with SONY Corporation, we are engaged in a number of other minor joint ventures, cooperative arrangements and venture capital initiatives. For more information regarding risks associated with joint ventures, strategic alliances and third party agreements please see “Risk Factors—Strategic and Operational Risks”.

Documents on display:

We file annual reports and other information (normally in Swedish only) for certain domestic legal entities with Bolagsverket (Swedish Companies Registration Office) pursuant to Swedish rules and regulations. You may order any of these reports from their web site www. bolagsverket.se. If you access these reports, please be aware that the information included may not be indicative of our published consolidated results in all aspects. Otherthan information related to the Parent Company, only consolidated numbers for the Group totals are included in our reports.

Filing in the US:

Annual reports and other information are filed with the Securities and Exchange Commission (SEC) in the United States pursuant to the rules and regulations that apply to foreign private issuers. Electronic access to these documents may be obtained from the SEC’s website, www.sec.gov/edgar/searchedgar/webusers.htm, where they are stored in the EDGAR database. You may read and copy any of these reports at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or obtain them by mail upon payment of SEC’s prescribed rates. For further information, you can call the SEC at +1 800 732 0330.

BUSINESS (PRIMARY) SEGMENTS

We supply the network equipment and services that enable telecommunication; end-to-end solutions for mobile and fixed communication.

Ericsson is a telecommunications company developing and selling a variety of products aimed largely at customers in the telecommunications industry. When determining our operating segments, we have looked at which market and to what type of customers our products and services are aimed, and through what distribution channels they are sold as well as to commonality regarding technology, research and development. To best reflect our business focus and to facilitate comparability with our peers, we implemented a more customer-oriented organization as from January 1, 2007. We now report four business segments:

•	Networks; communications infrastructure and related deployment services.

•	Professional Services; managed services, services for network systems integration, consulting and education and customer support services.

•	Multimedia; networked media and messaging, enterprise applications, revenue management, service delivery platforms (SDP) and mobile platforms.

•

Phones; The 50/50 joint venture with SONY corporation, Sony Ericsson Mobile Communications, offer a range of mobile handsets and other mobile devices, including those supporting multimedia applications and other personal communication services.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Segment Networks

Business segment Networks includes products for wireless and wireline access, core networks and transmission. Related network deployment services are also included.

Segment Networks accounted for 69 percent of total sales in 2007.

Wireless and wireline Access

We provide wireless access solutions to network operators that enable reliable, efficient and cost effective mobile telephony networks as well as wireless broadband for mobile, nomadic and fixed users in urban and rural areas. Our expertise in all 2G and 3G standards allow us to offer tailored solutions to a network operator, regardless of the existing network standard used. Our radio base stations, interconnecting the device (eg. handset, PC) with the mobile network can easily be upgraded from GSM to GPRS/EGDE and from WCDMA to HSPA respectively.

The recent expansion of our wireline broadband offering has been an important step in reinforcing our ability to address network operators as they begin integrating their fixed and mobile networks.

Our position in public Ethernet access has been strengthened through the acquisitions of Marconi and Entrisphere. Marconi products added IP-DSL for fiber- and copper-based broadband access. The Entrisphere products in fiber technology (Gigabit Passive Optical Networks, GPON) are essential for High Definition IPTV and other IP based services with high demand on bandwidth and cost efficiency.

IP core network (switching, routing and control)

The evolution to IP starts in the core. Our core network solutions include industry-leading softswitch, IP infrastructure, IP-based multimedia subsystem (IMS) and media gateways. Our acquisition of Redback Networks has further strengthened our IP product portfolio with broadband routers to manage broadband, telephony, TV and mobility services.

GSM and WCDMA/HSPA share a common core network, meaning that previous investments are preserved as operators migrate from voice-centric to multimedia networks. Our switching products have industry-leading scalability and capacity. Many of our core network switching systems are built upon common platforms.

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

Transmission

Microwave and optical transport solutions provide cost-effective management of voice and data traffic.

Our MINI-LINK micro-wave radio systems is one of the world’s most widely deployed solutions. Transport networks (e.g. MINI-LINK, metro optical networks) are essential elements of our end-to-end solutions and are also used by operators utilizing network equipment from other suppliers.

Deployment Services

Fast deployment in large volumes involves a heavy ramp-up of resources. Ericsson has developed a service delivery concept using a mix of local, in-house capabilities, subcontractors and central resources. We can manage these capabilities in a way that has proven to be successful and results in a very high degree of customer satisfaction.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Segment Professional Services

Ericsson’s professional services capabilities include expertise in managed services, systems integration, consulting, education and customer support services

Segment Professional Services accounted for 23 percent of total sales in 2007.

Managed Services

We offer some of the most comprehensive managed services capabilities within the telecom industry. Our offerings cover

•	network operations; management of all aspects of day-to-day operations of a customer’s network, high-quality operations of fixed and mobile networks at a predictable cost.

•	hosting of applications and content management; we enable operators to launch multimedia services in a simple, fast and cost-effective manner.

We are the industry leader in managed services, managing networks with more than 185 million subscribers. Since managed services often are signed in the form of multi-year agreements, a major part of managed services sales are of a recurring nature.

Systems integration

Operators can minimize risk by engaging Ericsson to integrate equipment from multiple suppliers and handle technology change programs, as well as to design and integrate new solutions. More and more operators who face challenging technology transformations or introduce multimedia services are asking us to serve as a prime integrator.

Consulting and education

As technologies and business models become more complex in the evolution towards broadband and all-IP, our customers rely on our consultants to support them in defining strategies for network evolution, identifying multimedia services for growth and developing the competence of their employees.

Customer support

Having experienced professionals available around-the-clock to provide customer support is a crucial part of our service offering.

Our staff, across all regions of the world, supports operators that in total have more than 1 billion customers. Giving advice on how to maximize efficiency in day-to-day operations ensures network uptime and lowers total cost of ownership.

Segment Multimedia

The Multimedia offering includes a variation of products and applications of which some are well established in the market, such as the revenue management portfolio and our mobile platforms, whereas others should be seen as investment areas.

Segment Multimedia accounted for 8 percent of total sales in 2007.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Networked media and messaging

Networked media and messaging includes:

•	Converged TV; Our end-to-end TV offerings for personal and interactive TV was complemented through the acquisition of Tandberg Television in 2007.

•	Music & gaming entertainment solutions; for delivering music, games and videos to a broad base of devices.

•

Creative communication; the offerings include applications for enriched communication and instantaneous sharing of experiences and information. Mobeon, a leading supplier of IP based messaging components was acquired to complement our offering.

•

Mobile media management solutions, which are tailored for media companies and mobile network operators to provide means for them to expand into new channels and new areas. The offering contains functions for gathering, adapting, and delivering information in a secure way.

•	Advertising is a major funding element within traditional media, with the largest growth in new media channels such as the Internet.

Enterprise applications

Ericsson makes enterprises more competitive by mobilizing their communications and business processes. Users on the move can access a range of business-critical communications and information applications from a variety of devices over private or public, fixed and mobile networks. Offerings include an application portfolio, platforms and services. We have end-to-end solutions for enterprises of all sizes, both for company premises and/or for hosting by operators.

Revenue management

We are a leading provider of revenue management solutions. We help our customers capture and secure their money streams and leverage the business opportunities, by providing expertise and solutions to manage the revenues from traditional as well as multimedia services.

The acquisition of LHS in 2007 further strengthened our position; we can now offer a convergent charging and billing solution that enables operators to handle all users and services in the same way independent on payment options or access technologies.

Service Delivery Platforms (SDP)

Ericsson’s Service Delivery Platform (SDP) covers all aspects of business-to-consumer (B2C) and business-to-business (B2B) services. Our solutions, products, systems integration and business consulting capabilities are combined to create a multimedia marketplace according to each customer’s specific need. Through the acquisition of Drutt, Ericsson has a core product offering, which supports both on- and off-portal business and enables advertisement and commerce of a wide range of different products facilitated by the SDP.

Mobile Platforms

Ericsson is a leading platform technology supplier for GSM/EDGE and WCDMA/HSPA platforms used in devices such as mobile handsets, PC-cards, and other mobile devices. Ericsson licenses open-standard end-to-end interoperability tested GSM/EDGE and WCDMA technology platforms.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

The product offerings are based on our comprehensive IPR portfolio and include: reference designs, platform software, ASIC designs and development boards, development and test tools, and training. By licensing our technology and platforms, mobile phone manufacturers can launch new products faster, with limited R&D investments and lower technology risks.

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

Please also see “Notes to the Consolidated Financial Statements—Note C3, Segment Information.”

GEOGRAPHICAL (SECONDARY) SEGMENTS

We group sales into five geographical segments; Western Europe, CEMA (Central and Eastern Europe, Middle East and Africa), Asia Pacific, North America and Latin America.

There is a good distribution of sales between geographical segments, mitigating volatility, as a decrease in one area is often offset by an increase in another. The segments have different characteristics in terms of penetration of fixed and mobile telephony, network traffic, sophistication of services and average country GDP and other economic factors.

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

SALES PER REGION AND SEGMENT 2007

SEK million	Networks	Professional Services	Multi- media	Total
Western Europe	28,085	17,287	7,313	52,685
CEMA1)	36,435	8,305	3,921	48,661
Asia Pacific	43,101	9,061	2,467	54,629
North America	8,392	3,965	1,065	13,422
Latin America	12,972	4,274	1,137	18,383

Total	128,985	42,892	15,903	187,780

1)	Central and Eastern Europe, Middle East and Africa

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

MARKET ENVIRONMENT

Long-term customer relationships and global scale

We have been present in most of our markets for more than 100 years, building strong, long-term relationships with the world’s leading operators. Our scale advantage, end-to-end offerings and a local presence in every major market enable us to serve as a true partner for cost-effective delivery of solutions and support to a diverse base of customers. As operators are increasingly reducing the number of different suppliers they rely on, the responsiveness of our employees and the power of our portfolio of products and services are key to our future success.

We work closely with our customers to understand their businesses and technology needs, and provide tailored solutions to help them fulfill their business objectives. Our expertise and experience in all major telecommunication standards along with our proven track record for quality and innovation have allowed us to develop our business on a worldwide basis. We believe that our widespread geographical presence and the economies of scale associated with market share leadership give us competitive advantages. Global presence is an important factor, particularly when working as a business partner to operators working in multiple markets or globally. We are utilizing our strong international reach and core competence in mobile and fixed communications to expand into growth areas such as systems integration, service applications and managed services, as well as to develop alliances with suppliers and manufacturers in many countries in order to increase our combined effectiveness.

Customers

We are supplying equipment, integrated solutions and services to almost all major network operators globally. We derive most of our sales from large, multi-year agreements with a limited number of significant customers. Out of a customer base of more than 425 network operators, the ten largest customers account for 42 (44) percent of our net sales, while the 20 largest customers account for 58 (63) percent of our net sales. Our largest customer accounted for approximately 6 (7) percent of sales during 2007.

Our customers have different needs in interacting with Ericsson as a supplier, ranging from support in identifying and capturing business opportunities to complex system deliveries including systems integration or outsourced operation of the customer’s network to simple add-on deliveries of equipment or spare parts to “do-it-yourself” fulfillment. We use three different sales approaches that acknowledge these different needs;

•	Project Sales (interactive relationship selling with high involvement of the customer to identify and capture business opportunities, where the solution is not known at the point of sales),

•	System Sales (interactive relationship selling of solutions configured for specific customer needs) and

•	Product Sales (the outcome of relationship sales and frame agreements where customers may call–off well-defined products and services electronically).

System Sales has historically been our most common sales approach to best meet our customers’ needs, however, as their needs evolve, the two other sales approaches will grow in importance.

For more information, see “Risk Factors—Risks Associated with the Industry and Market Conditions”.

Seasonality

Our quarterly sales, income and cash flow from operations are seasonal in nature and generally lowest in the first quarter of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase patterns of network operators. Although demonstrating a strong seasonal pattern historically, our seasonal sales variances

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

have not conformed to the longer-term pattern during the market downturn starting in 2001 and subsequent recovery during 2004. The table below illustrates the long-term average seasonal effect on sales for the period 1993 through 2007.

15-YEAR AVERAGE SEASONALITY

	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential Change	-26%	17%	-4%	32%
Share of annual sales	21%	24%	23%	31%

The table below illustrates the average seasonal effect on sales for the last three years.

MOST RECENT 3-YEAR AVERAGE SEASONALITY

	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential Change	-19%	16%	-7%	27%
Share of annual sales	22%	25%	23%	30%

Competitors

In Networks, we compete mainly with large and well-established communication equipment suppliers. Although competition varies depending on the products, services and geographical regions, our most significant competitors in mobile communication include Alcatel/Lucent, Huawei, ZTE and Nokia/Siemens. With respect to fixed communications equipment, the competition is also highly concentrated and includes, among others, Alcatel/Lucent, Cisco, Huawei, Nokia/Siemens and Nortel. We also compete with numerous local and regional manufacturers and providers of communication equipment and services. We believe the most important competitive factors in this industry include existing customer relationships, the ability to cost-effectively upgrade or migrate an installed base, technological innovation, product design, compatibility of products with industry standards, and the capability for end-to-end systems integration.

Competition in Professional Services not only includes many of our traditional systems competitors mentioned above but also a number of large companies from other industry sectors, such as IS/IT, for example IBM, EDS, Accenture and electronics manufacturing services companies as well as a large number of smaller but specialized companies operating on a local or regional basis. As this segment grows, we expect to see additional competitors emerge, possibly including some network operators attempting to expand into new segments.

In the Multimedia segment, our competitors vary widely depending on the product or service being offered. We face significant competition with regard to substantially all of these products and services.

Within the segment Phones, the primary competitors include Nokia, Motorola, Samsung and a number of other companies such as LG Electronics, NEC and Sharp. We believe that our mobile phone joint venture with Japan’s SONY Corporation creates a distinctive competitive advantage.

For more information, see “Risk Factors—Risks Associated with the Industry and Market Conditions”.

SUPPLY

Manufacturing and assembly

Most of our node production, i.e., assembly, integration and testing of modular subsystems into complete system nodes such as radio base stations, mobile switching centers etc., is done in-house. About half of our module

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

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

For more information, see “Risk Factors—Strategic and Operational Risks”.

In Sweden, the majority of the floor space within our production facilities is used for node assembly and testing. Including the EMS production, approximately 35–40 (35–40) percent of module production and 75–80 (75–80) percent of node production is performed in Sweden.

We intend to continue to outsource module production where adequate manufacturing capacity and expertise are available on favorable terms. Such outsourcing of the major part of module manufacturing provides us greater flexibility to adapt to economic and market changes. However, the timing and level of outsourcing is a balance between short-term demand and longer-term flexibility.

We manage our own production capacity on a global basis by allocating production to sites where capacity is available and costs are competitive. At year-end 2007, our overall utilization was close to 100 percent as we continuously adjust our production capacity to meet expected demand. The table “Primary Manufacturing and assembly facilities” below summarizes where we have our major manufacturing and assembly facilities as well as the total square meters of floor space at year-end.

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

Based on our most recent sourcing agreements, the increase in oil and metal prices during 2007 had only a limited negative effect on our costs and did not affect the availability of the electronic components or ready-made products and services that we require. To the extent possible, we rely on alternative supply sources for the purchased elements of our products to avoid sole source situations and to secure sufficient supply at competitive prices. Assuming there will only be a moderate increase in market demand, we do not foresee any supply constraints to meet our expected production requirements during 2008.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

PRIMARY MANUFACTURING AND ASSEMBLY FACILITIES

	2007		2006		2005		2004
	Sites	Sq meters	Sites	Sq meters	Sites	Sq meters	Sites	Sq meters
Sweden	8	244,300	8	231,500	9	256,615	10	277,415
China	4	33,900	3	20,860	3	15,200	3	15,200
Italy	2	20,100	2	20,100	0	0	0	0
Brazil	1	25,900	1	18,400	1	15,840	1	15,840
Germany	1	300	1	13,900	0	0	0	0
India	1	6,400	1	5,364	1	5,364	0	0
Other	1	5,000	2	8,100	0	0	0	0

Total	18	335,900	18	317,560	14	293,019	14	308,455

For more information, see “Risk Factors—Strategic and Operational Risks”.

ORGANIZATION

Governance

A significant amount of authority and responsibility is assigned to the management of our various operating units for tasks pertaining to day-to-day operations. Governance of our operating units is carried out through steering boards whose members are representatives of the Group Management Team, the Extended Management Team and the management of the particular operating unit.

For more information regarding our corporate governance, please see the Corporate Governance Report or visit our web site www.ericsson.com/ericsson/corpinfo/corp_governance/index. shtml.

Information on our web site does not form part of this document.

Group Functions

A number of Group Functions perform tasks pertaining to certain group-wide matters that are not naturally referable to a specific operational unit: Communications, Finance, Internal Audit, Human Resources and Organization, Legal Affairs, Technology, Sales & Marketing and Strategy & Operational Excellence.

Their responsibilities include the formulation of the Group’s strategy, issuing of directives, business control and resource allocation. In addition, Group Functions are responsible for the consolidation and reporting of financial performance, financing and cash management, legal issues, communication with various stakeholders including employees, investors, press and media as well as coordination and administration of a number of group-wide issues. Other important group-wide matters, such as Corporate Responsibility, are managed by Group Functions in conjunction with a network of experts from various parts of the Company. Ericsson Research conducts applied research in various strategic areas to provide Ericsson with system concepts, technology, and methodology to help secure our long-term, strategic position

Business Units

Our operational organization is built around a structure of business units responsible for the development and delivery of products and services to market units that are responsible for local sales and customer support. Product development units are included in the business units.

The business units are Network, Global Services and Multimedia, corresponding largely to our three reportable business segments, where network deployment activities performed by business unit Global Services are included in segment Networks, with the remaining service activities reported as segment Professional Services.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Market units

We use our own sales organization consisting of 24 market units to market and sell our systems and services to customers in over 175 countries via a worldwide sales and support network. Each market unit represents either a single country or a group of countries, depending on the extent of our business activities in that region. We have significant sales in all of the largest geographic markets for telecommunications, with no individual country accounting for more than 7 percent of sales. For the Services business, represented in 140 countries, local knowledge is key and therefore most of the 28 000 employees in our service organization are based within the local market units.

The majority of our market units operate through local subsidiaries that are present in each country. We use our local presence to help our customers achieve greater efficiencies and gain access to recognized world-class support resources wherever they operate. The market units utilize the product expertise of the business units in tailoring and integrating our products for delivery to customers.

Operational excellence

We are convinced that Operational Excellence is a competitive advantage. Therefore we are continuously focusing on how to improve our internal processes, support systems and ways of working. Our mission to take our customers forward in the best possible way requires well developed change capabilities, efficient and effective processes that consistently yield innovative, high-quality products and services with low cost of ownership.

No matter how far we have come, we will always continue to drive Operational Excellence across the company. By continuously learning from our experiences and the needs of our customers we will become an even better company.

Working at Ericsson

We believe that every employee should be treated with respect and dignity. We value the rich diversity and creative potential of people with differing backgrounds and abilities. A culture of equal opportunities in which personal success depends on personal merit and performance is encouraged throughout our operations.

Every year we conduct an employee satisfaction survey to assess our Human Capital Index.

We maintain an open management style that involves our employees in daily decisions that affect them as well as longer-term matters. We are fully committed to keeping all employees informed about the implications of major business changes and other relevant matters. Key business priorities are communicated throughout the organization and form part of the basis for employee remuneration and incentive plans. Details of these plans appear in Notes to the Consolidated Financial Statements—Note C29, “Information Regarding Employees, Members of the Board of Directors and Management”. We also have constructive relationships with a variety of trade unions, including formal recognition and active dialog where appropriate.

For information on our Corporate Responsibility, please see separate “Corporate Responsibility Report”.

For information on our Corporate Governance, please see “Corporate Governance Report” in this document.

Our vision—how we see the world

Our vision is to be the Prime Driver in an all-communicating world.

Core values—how we act

Professionalism, Respect and Perseverance are the cornerstones of the Ericsson culture, guiding us in our daily work, both in how we relate to people and how we conduct our business.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

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

Results—how we measure our performance

We measure three fundamental metrics: customer satisfaction, employee satisfaction and financial returns for our owners. We believe that highly satisfied customers, empowered employees and an enduring capability for value creation for our shareholders help to assure a competitive advantage.

Changes in organization and management

Organizational changes made during 2007:

•	A new organization is effective as from January 1, consisting of Networks, Global Services and Multimedia.

•	As per January 24, Ericsson completed the cash tender offer for US-based Redback Networks, now part of segment Networks.

•	On February 12, Ericsson announced the acquisition of Entrisphere, a company providing fiber access technology.

•

On February 26, Ericsson announced a voluntary public cash offer to acquire Tandberg Television. On May 8, Ericsson held more than 90 percent of the outstanding shares in Tandberg Television, and initiated a compulsory acquisition of the remaining shares.

•	On March 15, Ericsson announced the acquisition of business and assets of Mobeon AB, a world leader in IP-messaging components for mobile and fixed networks.

•	On June 5, Ericsson announced a voluntary public cash offer to acquire LHS AG. LHS brings a postpaid billing offering.

•	On June 7, Ericsson announced the acquisition of Drutt Corporation; a Swedish company that develops Mobile Service Delivery Platform.

•	On December 20, Ericsson announced the acquisition of Hyc Group, a Spanish company with competence as a systems integrator of IPTV solutions.

Changes in the Group Management Team:

•	As per January 2007, Kurt Jofs was appointed head of the new business unit Networks.

•	As per January 2007, Jan Wäreby was appointed head of business unit Multimedia and included in the Group Management Team.

•	As per January 2007, Sivert Bergman left the Group Management Team as Marconi was fully integrated.

•	As per January 2007, Torbjörn Nilsson left the Group Management Team.

•	As per October 25, Karl-Henrik Sundström, CFO and head of Group Function Finance, left Ericsson and Hans Vestberg was appointed CFO

•	As per January 2008, Jan Frykhammar was appointed Senior Vice president and Head of Business Unit Global Services, and included in the Group Management Team.

For more information about management, please see “Notes to the Consolidated Financial Statements—Note C29, Information Regarding Employees, Members of the Board of Directors and Management”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

FORWARD-LOOKING STATEMENTS

This Annual Report includes “forward-looking statements” including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events and expected operational and financial performance. The words “believe”, “expect”, “anticipate”, “intend”, “may”, “could”, “plan,” “estimate,” “will,” “should,” “could,” “aim,” “target,” “might” or, in each case, their negative, and similar words are intended to help identify forward-looking statements. Forward-looking statements may be found throughout this document, but in particular in the sections captioned “Operational Review”, “Board of Directors’ Report” and “Information on the Company” and include statements regarding:

•	our goals, strategies and operational or financial performance expectations;

•	the growth of the markets in which we operate;

•	our liquidity, capital resources, capital expenditures and our credit ratings;

•	the expected demand for our existing as well as new products and services;

•	the expected operational or financial performance of our Sony Ericsson joint venture and other strategic cooperation activities;

•	technology and industry trends including competition and our customer structure; and

•	our plans for new products and services including research and development expenditures.

Although we believe that the expectations reflected in these and other forward-looking statements are reasonable, we cannot assure you that these expectations will materialize. Because forward-looking statements are based on assumptions and estimates, and are subject to risks and uncertainties, actual results could differ materially from those described or implied herein. Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to:

•	our ability to respond to changes in the telecommunications market and other general market conditions in a cost effective and timely manner;

•

developments in the political, economic or regulatory environment affecting the markets in which we operate, including trade embargos, changes in tax rates, changes in patent protection regulations, allegations of health risks from electromagnetic fields, cost of radio licenses for our customers, allocation of radio frequencies for different purposes and results of standardization activities within telecommunications;

•	the effectiveness of our strategies and their execution including partnerships, acquisitions and divestitures;

•

financial risks, including changes in foreign exchange rates or interest rates, lack of liquidity or access to financing, changes in tax liabilities, credit risks in relation to counterparties, customer defaults under significant customer financing arrangements and risks of confiscation of assets in foreign countries;

•

the impact of the consolidation in the industry, and the resulting reduction in the number of customers, and adverse consequences of a loss of, or significant decline in, our business with a major customer;

•

the impact of changes in product demand, price erosion, competition from existing or new competitors or new technologies or alliances between vendors of different types of technology and the risk that our products and services may not sell at the rates or levels we anticipate;

•	the product mix of our sales;

•

our ability to develop commercially viable products, systems and services, to acquire licenses of necessary technology, to protect our intellectual property rights through patents and trademarks and to defend them against infringement, and results of patent litigation;

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

CORPORATE GOVERNANCE REPORT 2007

Corporate governance is a generic term that describes the ways in which rights and responsibilities are distributed among the various corporate bodies according to the rules, processes or laws to which they are subject. In practice, corporate governance defines the decision-making systems and structure through which owners directly or indirectly control a company.

OUR COMMITMENT TO CORPORATE GOVERNANCE

Ericsson is committed to high standards of corporate governance and strives to ensure that our strong ethos of corporate governance permeates the entire organization and the way we conduct business.

We have policies and directives that guide all employees in how they should work to meet legal and regulatory requirements and the ethical standards that we set for ourselves. The Company’s reputation for integrity and good corporate citizenship stems from its core values of professionalism, respect and perseverance.

While these ideals and values are embedded in our ways of working, we know that controls and procedures are integral to maintaining our high standards and we are constantly seeking ways to make our corporate governance even more effective and reliable.

This Corporate Governance Report describes Ericsson’s corporate governance, direction and management, including information on how the Board of Directors ensures the quality of the financial reports and its interaction with Ericsson’s independent auditors. The auditors have not reviewed this report nor does it constitute a part of our formal annual report.

HIGH STANDARDS IN BUSINESS ETHICS

Our Code of Business Ethics sets out how we work to achieve and maintain our high standards. It summarizes the Group’s fundamental policies and directives governing our relationships to each other and to our stakeholders.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

This document has been translated into more than 20 languages to ensure that everyone who works for Ericsson understands our policies and directives and the importance of conducting all business activities in an ethical manner. All employees must regularly review the Code of Business Ethics and, by signing a form as part of the recruitment routine and at regular intervals, acknowledge that they have understood its principles. Through this meticulous process, we strive to ensure that our high ethical standards are upheld by all employees in their daily work, and that employees make it their individual responsibility to ensure that business is conducted in accordance with the rules and guidelines set forth in this document. Our Code of Business Ethics satisfies the applicable requirements of the Sarbanes-Oxley Act of 2002 and NASDAQ. The Code can be found at:www.ericsson.com/ericsson/corporate_responsibility/employees/code_businessethics.shtml

Information on our website does not form part of this document.

We also arrange corporate governance training for executives so that they can reinforce the messages among Ericsson’s widespread workforce. In 2007, individual corporate-governance training included allemployee training in anticorruption and corporate responsibility. The results of individual training are closely monitored and reported to management.

COMPLIANCE WITH REQUIREMENTS

As a Swedish public limitedliability company, Ericsson is governed on the basis of its Articles of Association and the Swedish Companies Act. We also apply the listing requirements of OMX Nordic Exchange Stockholm, which includes the Swedish Code of Corporate Governance (“the Code”). The Code is based on the “comply or explain” principle, which means a company may deviate from individual rules but must then explain why it has done so.

We also apply the listing requirements of the other stock exchanges on which we are listed; that is, the London Stock Exchange and NASDAQ. We satisfy applicable NASDAQ corporate governance requirements, subject to certain exemptions principally reflecting mandatory Swedish legal requirements. These exemptions are discussed in “NASDAQ Corporate Governance Exemptions” below. Moreover, we comply with applicable requirements of the Sarbanes-Oxley Act, including the certification of our Annual Report on the SEC’s (Securities and Exchange Commission’s) Form 20F by the Chief Executive Officer and Chief Financial Officer. The Sarbanes-Oxley Act, commonly called SOX, is a United States federal law establishing, among other things, enhanced corporate governance standards. SOX applies to Ericsson because we have securities quoted on NASDAQ.

Application of the Swedish Code of Corporate Governance

Ericsson has applied the Code since July 2005. To ensure compliance with the Code and to seek compliance with best-practice provisions wherever possible, we are constantly evaluating and adapting our policies and directives as well as our procedures and internal processes.

Ericsson has never reported any deviations from the Code, nor do we have any deviations to report in 2007.

CORPORATE BODIES IN CORPORATE GOVERNANCE

Several corporate bodies govern and control Ericsson.

At General Meetings of Shareholders, the shareholders exercise their voting rights with regard to, for example, the composition of the Board of Directors of Ericsson and election of external auditors.

A Nomination Committee, a corporate body introduced through the Code in 2005 and not required by law, represents the shareholders and proposes candidates to serve as Board members, the Board Chairman and external auditors.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

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

Ericsson is audited by independent, external auditors elected by the Annual General Meeting of Shareholders for a period of four years.

For more information on general aspects of Swedish corporate governance, please refer to the “Special Features of Swedish Corporate Governance” memorandum posted on the website of the Swedish Corporate Governance Board (www.corporategovernanceboard.se). Information on this website does not form part of this document.

MEETINGS WITH THE SHAREHOLDERS

In accordance with the Swedish Companies Act and Ericsson’s Articles of Association, shareholders who exercise their voting rights at the Annual General Meeting determine the composition of the Board of Directors and all other issues voted on at General Meetings of Shareholders.

The Annual General Meeting is held in Stockholm, generally at the end of March or beginning of April. The exact date is advertised, along with the agenda and information on how shareholders can give notice of attendance, on Ericsson’s website and in the Swedish newspapers Svenska Dagbladet, Dagens Nyheter and Post och Inrikes Tidningar, as well as in the European edition of Financial Times, as a courtesy to our shareholders abroad. Shareholders who cannot participate in person may be represented by proxy (proxies are valid for a maximum of one year). To allow nonSwedish speaking shareholders to participate, the Annual General Meeting is simultaneously interpreted into English. All information material is also available in English.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

There are three kinds of votes at General Meetings of Shareholders: Yes, No and Abstain. Resolutions at General Meetings of Shareholders are normally passed by simple majority. However, the Swedish Companies Act requires special quorums and majorities in certain cases. For example, the resolution to transfer own shares to employees participating in Ericsson’s Stock Purchase Plan must be approved by 90 percent of the votes cast and by 90 percent of the shares represented at the General Meeting of Shareholders. Each Class A share carries one vote and each Class B share carries one-tenth of one vote. For more information on the shares of Ericsson, please see “Share Information” in the Annual Report.

The Annual General Meeting gives shareholders the opportunity to raise questions regarding the Company and the results of the year under review. The members of the Board of Directors, the Group management as well as the external auditors are normally all present to answer such questions.

Shareholders and other interested parties may also correspond in writing with the Board of Directors or executive management at any time.

The Board of Directors’ Secretariat can be contacted by email at boardsecretariat@ericsson.com, or by post:

Telefonaktiebolaget LM Ericsson

The Board of Directors’ Secretariat

SE164 83 Stockholm, Sweden

Ericsson’s Annual General Meeting 2007

1,409 shareholders, representing 57.2 percent of the votes, attended the Annual General Meeting held on April 11, 2007, at the Annex to the Globe Arena in Stockholm. Ericsson’s Board of Directors, Group management and the external auditors were present at the meeting. Decisions of the 2007 Annual General Meeting include:

•	Reelection of Michael Treschow as Chairman of the Board of Directors, reelection of Marcus Wallenberg and Sverker MartinLöf as Deputy Chairmen.

•	Reelection of Sir Peter L. Bonfield, Börje Ekholm, Katherine Hudson, Ulf J. Johansson, Nancy McKinstry, Anders Nyrén and CarlHenric Svanberg as members of the Board of Directors.

•	Resolution to adopt the income statements and the balance sheets of the Parent Company and the Group as of December 31, 2006.

•	Discharge of liability of the members of the Board of Directors and the President and CEO for the fiscal year 2006.

•	Resolution that a dividend of SEK 0.50 per share be paid for the year 2006.

•	Resolution that the number of Board members be 10 and that no deputies will be elected.

•

Resolution that Board of Directors’ fees remain unchanged and be paid as follows: Chairman SEK 3,750,000; other nonemployed Board members SEK 750,000 each; in addition SEK 350,000 to the Chairman of the Audit Committee and SEK 250,000 each to the other two nonemployed members of the Audit Committee; and SEK 125,000 each to the Chairmen and other nonemployed members of the Finance and Remuneration committees.

•	Approval of the Nomination Committee’s proposals for the procedure on appointing the members of the Nomination Committee and the assignment of the Nomination Committee.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

•

Approval of the Nomination Committee’s proposal to elect PricewaterhouseCoopers as auditor of the Company for the period running from the close of the Annual General Meeting 2007 until the close of the Annual General Meeting 2011, and to pay fees to the auditor against approved account.

•	Approval of the principles on remuneration and other employment terms for Group management.

The Board of Director’s proposed implementation of a LongTerm Variable compensation plan for 2007 did not obtain the majority requirement of 90 percent and was thus not approved by the Annual General Meeting.

Ericsson’s Extraordinary General Meeting 2007

The Board of Directors called an Extraordinary Meeting of Shareholders to resolve on a revised LongTerm Variable compensation program 2007. At the Extraordinary General Meeting held on June 28, 2007, the 126 shareholders, representing 58,6 percent of the votes, resolved to implement the revised compensation program as proposed by the Board of Directors.

At this Extraordinary General Meeting, the Company introduced voting through voting units, socalled Televoters.

Ericsson’s Annual General Meeting 2008

Ericsson’s Annual General Meeting 2008 will take place on April 9, 2008, at the Globe Arena in Stockholm. This was announced in conjunction with the release of the thirdquarter financial report in 2007.

NOMINATION COMMITTEE

A Nomination Committee was elected by the Annual General Meeting for the first time in 2001. Since then, each Annual General Meeting has appointed a Nomination Committee, or resolved on the procedure for appointing the Nomination Committee. The Nomination Committee represents the shareholders of the Company. However, for obvious reasons, all shareholders cannot participate in the work of the Nomination Committee, nor is it possible for the Nomination Committee to liaise with all shareholders. The Annual General Meeting of Shareholders 2007 has thus resolved that the Nomination Committee shall consist of the Chairman of the Board of Directors and representatives of the four largest shareholders as per the end of the month in which the Annual General Meeting is held. However, as further described in the procedure for appointing members to the Nomination Committee, the Nomination Committee may comprise additional members pursuant to a request by a shareholder justified by changes in shareholder structure.

Members of the Nomination Committee

The Nomination Committee, appointed on the basis of the procedure resolved by the Annual General Meeting of Shareholders 2007, consists of four representatives appointed by the four shareholders with the greatest voting power as of April 27, 2007: Jacob Wallenberg (Investor AB), CarlOlof By (AB Industrivärden, Chairman of the Nomination Committee), Caroline af Ugglas (Livförsäkringsaktiebolaget Skandia) and Mats Lagerqvist (Swedbank Robur Fonder) and further, Michael Treschow (Chairman of the Board of Directors).

The tasks of the Nomination Committee

The tasks of the Nomination Committee have evolved over the years to comply with the requirements of the Code and best-practice provisions. Since the inception of the Nomination Committee, its main task has been to propose candidates for election to the Board of Directors. The Nomination Committee must take into consideration all the various rules on independence of the Board applicable to the Company, which are further described in the end of this report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

The Nomination Committee also proposes a candidate for election of the Chairman of General Meetings of Shareholders. In addition, the Nomination Committee prepares proposals concerning the level of remuneration for Directors elected by the Annual General Meeting of Shareholders not employed by Ericsson, the auditors and members of the Nomination Committee for resolution by the Annual General Meeting. To date, the Nomination Committee has not proposed that it should be paid any fees.

Moreover, in years in which auditors are elected, the Nomination Committee proposes candidates based on the preparations carried out by the Audit Committee of the Board.

Any shareholder may submit recommendations to the Nomination Committee at any time vie email (nomination.committee@ericsson.com) or post:

Telefonaktiebolaget LM Ericsson

The Nomination Committee

c/o General Counsel’s Office

SE164 83 Stockholm Sweden

Work of the Nomination Committee for the Annual General Meeting 2008

To make the right assessments, in terms of the competence and experience required by the Board, the Nomination Committee has thoroughly familiarized itself with how the Board has functioned throughout the year and with the Company’s strategy and future challenges. The Nomination Committee has performed a search process in view of identifying possible future candidates to the Board. More details on the work of the Nomination Committee is envisaged to be published via the Company website in connection with the notice of the Annual General Meeting of Shareholders 2008.

BOARD OF DIRECTORS

The Board of Directors is ultimately responsible for the organization of the Company and the management of the Company’s operations. It develops guidelines and instructions for the dayto-day management of the Company, conducted by the President and CEO who ensures that the Board of Directors receives regular reports regarding the Group’s business development—its results, financial position and liquidity—and events of importance to the Group.

According to the Articles of Association, Ericsson’s Board of Directors shall consist of a minimum of five directors and a maximum of 12 directors, with no more than six deputies. Directors are elected by the shareholders at the Annual General Meeting for the period from the close of the Annual General Meeting until the close of the following Annual General Meeting, but can serve any number of consecutive terms. In addition, under Swedish law, unions have the right to appoint three directors and their deputies to the Ericsson Board of Directors.

Ericsson abides by strict rules and regulations regarding conflicts of interest. Directors and the President and CEO cannot participate in any decision regarding agreements between themselves and the Company, or between the company and any third party or legal entity in which the individual has an interest.

Further, the Audit Committee has implemented a procedure for complying with NASDAQ’s rules on relatedparty transactions as well as a preapproval process for nonaudit services carried out by the external auditors, in order to ensure their Independence.

Members of the Board of Directors

Our Board of Directors consists of 10 Directors, including the Chairman of the Board, elected by the shareholders at the Annual General Meeting for the period until the close of the next Annual General Meeting,

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

and three employee representatives, each with a deputy, appointed by the trade unions for the same period of time. While the President and CEO of the Company may be elected as a director on the Board, the Swedish Companies Act prohibits the President of a public company from being elected Chairman of the Board.

Work Procedure of the Board of Directors

Complementary to the provisions in the Swedish Companies Act and the Articles of Association of the Company, the Board of Directors has adopted a work procedure for its activities that outlines rules regarding the distribution of tasks between the Board and its Committees as well as between the Board, its Committees and the President and CEO. The work procedure is reviewed, evaluated and adopted by the Board as required, at least once a year.

Independence of the Directors

In connection with its proposal to the Annual General Meeting of Shareholders 2007, the Nomination Committee elected by the Annual General Meeting of Shareholders 2006 concluded that, for the purposes of the Swedish Code of Corporate Governance, at least the following Directors are independent of the Company and its senior management, as well as of the Company’s major shareholders: Sir Peter L. Bonfield, Katherine Hudson, Ulf J. Johansson, Nancy McKinstry and Michael Treschow.

Work of the Board of Directors

The work of the Board follows a yearly cycle, starting with the statutory Board meeting held in connection with the Annual General Meeting. Members to each of the three Committees of the Board are appointed at the statutory meeting, and the Board resolves on matters such as authorization to sign for the Company. At the next ordinary meeting, the Board handles the first interim report for the year along with the press release related to the report. In June, a Board meeting generally takes place away from Company headquarters, giving Directors a chance to visit major Company operations. Towards the end of July, the Board meets to handle the interim report for the second quarter of the year. Strategy matters are frequently addressed at any appropriate Board meeting but a twoday Board meeting in August is entirely devoted to the overall strategy of the Group, bringing to a close the strategy planning process initiated during the previous year. The August meeting also addresses the overall risk management of the Group. A third quarter interim report Board meeting is held at the end of October. Towards the end of the year, the Board thoroughly evaluates its own work. This evaluation serves as a guide for the work of the Nomination Committee. The conclusions of the Board work evaluation are presented and discussed at the Board meeting in December, which also addresses budget and financial outlook. At the first meeting of the calendar year, generally in the end of January, the Board focuses on the financial result of the entire year and also handles the fourth quarter report. And at the Board meeting in February, which closes the yearly cycle of work, the Board signs the annual report.

As the Board is responsible for financial oversight, financials are presented and evaluated at each board meeting. Further, each Board meeting generally includes reports by the Chairman of each of the three Committees based on the minutes from the Committee meetings, which were distributed to all Directors prior to the Board meeting. Further, a Board meeting typically includes the President and CEO’s report on general business and market developments, including the performance of the Company. The Board is regularly informed of recent developments of legal and regulatory matters, and addresses, whenever necessary, the adoption and implementation of various corporate governance rules. Material for each Board meeting is distributed by the Board of Directors’ Secretariat according to a preestablished time plan. The time plan is established with due regard for corporate governance requirements including prompt distribution of minutes of Board meetings.

Unless exceptional circumstances prevent them from doing so, all Directors participate in all Board meetings.

The Board meets with Ericsson’s external auditors at least once a year to receive and consider the auditors’ observations regarding the annual report and internal controls. The auditors also prepare reports to the

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

management annually on the accounting and financial reporting practices of the Company and the Group. Moreover, the Audit Committee meets with the auditors to receive and consider the auditors’ observations on the interim reports. The Audit Committee reports its findings to the Board. The auditors have been instructed to reflect in their reports whether the Company and Group are organized such that the accounts, the management of funds and the financial position of the Company and Group in other respects are up to good standard and can be controlled in a prudent manner. The Board has reviewed and assessed the Company’s process for financial reporting, as described below in “Internal control over financial reporting for year 2007”. The Board’s own review of interim and annual reports in combination with the Company’s internal controls is deemed to give reasonable assurance regarding the quality of the financial reporting.

Training of the Board of Directors

All new Directors receive comprehensive training tailored to their individual requirements. Induction training includes meetings with the heads of all the major businesses and functions and, if appropriate, training arranged by OMX Nordic Exchange Stockholm to enhance Directors’ knowledge regarding listing issues and insider rules. In addition, fullday training sessions are generally held twice a year for all Directors, to assist them in their work for Ericsson by enhancing their knowledge of Group operations and by covering specific issues, as needed.

Board training sessions organized by the Company in 2007 have included the strategy process and decision structure, product management and market/customer driven development to provide the Director’s with an indepth knowledge of the Company’s products and their life cycles.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Work of the Board of Directors in 2007

The work of the Board of Directors has become increasingly extensive calling for fourteen Board meetings in 2007. Attendance at Board and Committee meetings is reflected in the table “Directors’ Attendance and Board of Directors’ Fees.” Two meetings were held away from the Company headquarters, one in San José, California, to meet with the management of newly acquired companies and to understand in further depth the operations of these companies, and one Board meeting was held at the premises of Sony Ericsson in Lund, with a focus on Sony Ericsson’s strategies.

Apart from regular matters addressed in line with the yearly cycle outlined above, the Board addressed, inter alia, several strategic matters such as the acquisition of Entrisphere, Tand-berg Television AS and LHS AG. The Board further addressed long- and short-term objectives and strategies with regard to a continued operator and vendor consolidation, increased data traffic in telephone networks, the effects of introducing IP technology with increased focus on content and multimedia and the changing competitive landscape among telephone operators, cable TV providers and other datanetwork operators.

In terms of remuneration, the Board put forward a proposal for a Long-term variable compensation program 2007 to the Annual General Meeting of Shareholders 2007, and following this compensation program not gaining approval, the Board submitted a revised proposal for a Long-term variable compensation program 2007 that to an Extraordinary General Meeting of Shareholders. Moreover, the Board has during the year decided on a change in the financial reporting structure, with four reporting operating segments: Networks, Professional Services, Multimedia, and Phones.

The heads of the three Business Units have been present at at least one meeting to make in-depth presentations of their respective areas of responsibility and to present major acquisitions projects.

The Board is mindful of the complexity, the dynamics and rapid development within our industry and consequently monitoring and analyzing market trends and development is in focus.

Despite this focus, the unexpected drop in sales, of in particular higher margin products, at the very end of the third quarter that resulted in the profit warning on October 16 came as a surprise. Following the profit warning, the management and the Board have thoroughly analyzed the situation and have initiated actions to address the complex market dynamics going forward.

Board work evaluation

The Chairman of the Board initiates and leads a thorough evaluation of Board and Committee work and procedures each year. The evaluation process includes detailed questionnaires as well as interviews and discussions. In 2007, the Chairman held individual meetings with each Director, and each Director responded to three separate written questionnaires; one that covered the Board work in general, one that covered the Chairman’s performance, and one that covered the performance of the President and CEO. The Chairman and the President and CEO are neither involved in the development, compilation or evaluation of the questionnaires related to their respective performances, nor are they present when their respective performance is evaluated. The results of the evaluation were presented to the Board in December and gave evidence that generally the Board works well and in an effective manner.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

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

ORGANIZATION OF THE BOARD WORK

Board of Directors 13 Directors
Audit Committee (4 Directors)	Finance Committee (4 Directors)	Remuneration Committee (4 Directors)

• Oversight over financial Reporting	• Financing	• Remuneration policy

• Oversight over internal Control	• Investing	• Long-term variable remuneration

• Oversight over auditing	• Customer credits	• Executive compensation

DIRECTORS’ ATTENDANCE AND BOARD OF DIRECTORS’ FEES 2007

	Board Meetings	Audit		Finance	Remuneration	Fee
Michael Treschow	14	—		7	8	4,000,000
Sverker MartinLöf	14	8	3)	—	—	1,000,000
Marcus Wallenberg	14	—		7	—	875,000
Peter L. Bonfield	14	8		—	—	1,000,000
Börje Ekholm	13	—		—	8	875,000
Katherine Hudson	13	—		—	—	750,000
Ulf J. Johansson	14	8	4)	—	—	1,100,000
Nancy McKinstry	14	—		—	8	875,000
Anders Nyrén	13	—		7	—	875,000
CarlHenric Svanberg	14	—		—	—	—
Monica Bergström	14	—		—	8	19,600
Jan Hedlund	12	7		—	—	16,900
Torbjörn Nyman	14	—		7	—	19,700
Anna Guldstrand	13	—		—	—	18,000
Kristina Davidsson	13	—		—	—	18,000
Karin Åberg2)	11	—		—	—	16,500
Per Lindh1)	2	—		—	—	2,000

Total	14	8		7	8	11,460,700

1)	Resigned from the Board of Directors as of April 11, 2007.
2)	Joined the Board of Directors as of April 11, 2007.
3)	Resigned as chairman as of April 11, 2007.
4)	New Chairman as of April 11, 2007.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

The Audit Committee

The Audit Committee, on behalf of the Board, monitors the integrity of the financial statements, compliance with legal and regulatory requirements and the effectiveness of our systems of internal control over financial reporting.

The Audit Committee is also primarily responsible for reviewing annual and interim financial reports and for overseeing the external audit process, including audit fees.

This involves:

•	reviewing, with management and the external auditors, the financial statements including conformity with generally accepted accounting principles;

•	reviewing, with management, the reasonableness of significant estimates and judgments made in preparing the financial statements, as well as the quality of the disclosures in the financial statements;

•	reviewing matters arising from reviews and audits performed.

The Audit Committee itself does not perform audit work. Ericsson has an internal audit function, which reports to the Audit Committee and performs independent audits.

The Audit Committee is also involved in the preparatory work of proposing candidates for the election of auditors, when applicable, and monitors their ongoing performance and independence, as well as monitoring Group transactions to avoid conflicts of interest. To achieve this, the Audit Committee has implemented approval procedures for audit and other services performed by the external auditors (see “Audit Committee Pre-approval Policies and Procedures”); a pre-approval process for transactions with related parties; and a “whistle-blower” procedure for the reporting of violations in relation to accounting, internal controls and auditing matters.

Alleged violations are investigated by Ericsson’s internal audit function in conjunction with the relevant Group Function. information regarding any incidents, including measures taken, details of the responsible Group Function and the status of any investigation are reported to the Audit Committee.

Members of the Audit Committee

The Audit Committee consists of four members appointed by the Board from among its members. In 2007, the Audit Committee comprised Ulf J. Johansson (Chairman of the Committee since April, 2007), severer Martin of (Chairman of the Committee until April, 2007), Sir Peter L. Bonfield, and Jan Hedlund. All members, except the employee representative, are independent from the Company and senior management. Each member is financially literate and familiar with the accounting practices of an International company comparable to Ericsson. At least one member must be an audit committee financial expert. the Board of Directors has determined that Ulf J. Johansson, Severer Martin of and Sir Peter L. Bonfield all satisfy these requirements.

The Audit Committee has appointed an external expert advisor, Mr. Peter Markborn, formerly authorized public accountant, to assist and advise the Committee.

Work of the Audit Committee

The Audit Committee held eight meetings in 2007—attendance is reflected in the table “Directors’ Attendance and Board of Directors’ Fees 2007.” During the year, the Audit Committee reviewed financial reports, the scope and execution of audits performed, and the independence of the external auditors; approved the annual audit plan for the internal audit function; and reviewed its reports and monitored the external audit fees. Further, together with the external auditors, the Audit Committee reviewed each interim report prior to publishing. The unexpected shortfall in the third quarter caused the Audit Committee to analyze forecasting processes and possible new market trends. The Committee also monitors the Company’s continued compliance with the Sarbanes-Oxley act. In addition, certain services other than audits performed by the external auditors

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

have been approved by the Audit Committee under the preapproval policies and procedures. The Committee has also approved certain relatedparty transactions in accordance with the preapproval process implemented by the committee.

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

Members of the Finance Committee

The Finance committee consists of four members appointed by the Board from among its members. In 2007, the Finance Committee comprised Marcus Wallenberg (Chairman of the Committee), Anders Nyrén, Torbjörn Nyman and Michael Treschow.

Work of the Finance Committee

The Finance Committee held seven meetings in 2007—attendance is reflected in the table “Directors’ Attendance and Board of Directors’ Fees 2007”. The work during the year mainly consisted of approving customer financing and credit facility arrangements with a continued focus on capital structure, cash flow and cash generating ability. The Finance Committee also monitored the financial risk exposure and risk limits and was regularly informed on a large amount of financerelated matters.

The Remuneration Committee

The Remuneration Committee’s main responsibility is to advise the Board of Directors regarding salary and other remuneration, including retirement compensation of the President and CEO, Executive Vice Presidents and other officers reporting directly to the President and CEO. other responsibilities include:

•	developing and monitoring strategies and general guidelines for employee remuneration, including variable plans and retirement compensation;

•	approving variable pay under the previous year’s plan (beginning of each year);

•	preparation of the longterm variable remuneration program for referral to the Board and subsequent resolution by the General Meeting of shareholders, and

•	preparation of the targets for variable pay for the following year for resolution by the Board.

To achieve this, the committee holds annual strategic remuneration reviews with representatives of the Company to determine the direction to follow, allowing program designs and pay policies to be aligned with the business situation. Consideration is given to trends in remuneration, legislative changes, disclosure rules and the general global environment surrounding executive pay. The committee reviews salary survey data to approve any base pay increase for executives, effective from the following January.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Members of the Remuneration Committee

The remuneration committee consists of four members appointed by the Board from among its members. In 2007, the Remuneration Committee comprised Michael Treschow (Chairman of the Committee), Nancy McKinstry, Monica Bergström and Börje Ekholm.

The remuneration committee has appointed an independent expert advisor, Mr. Gerrit Aronson, to assist and advise the Committee, in particular with regard to international trends and developments.

Work of the Remuneration Committee

The remuneration committee held eight meetings in 2007—attendance is reflected in the table “Directors’ attendance and Board of Directors’ Fees 2007”. The committee reviewed and prepared for the Board a proposal for a longterm variable compensation plan 2007, which was not approved by the Annual General Meeting of shareholders in April. A revised proposal for a longterm variable compensation program was therefore prepared and presented to the Board and ultimately to the shareholders at an Extraordinary General Meeting of shareholders in June. The Committee also prepared proposals for salaries and variable pay for 2007, including remuneration of the President and CEO. Towards the end of the year, the Committee concluded its analysis of the current longterm variable program structure and remuneration policy to be referred to the Annual General Meeting of Shareholders 2008 for resolution. For further information on remuneration, fixed and variable pay, please see “Notes to the Consolidated Financial Statements—Note C29, information regarding employees, Members of the Board of Directors and Management” in the Annual Report.

MEMBERS OF THE BOARD OF DIRECTORS

Board members elected by the Annual General Meeting of Shareholders

Michael Treschow (first elected 2002)

Chairman of the Board of Directors

Chairman of the Remuneration Committee

Member of the Finance Committee

Born 1943, Master of Engineering, Lund Institute of Technology. Board Chairman: Unilever NV, and Unilever PLC. Board member: ABB Ltd and the Knut and Alice Wallenberg Foundation. Holdings in Ericsson1): 820,043 Class B shares

Principal work experience and other information: Board Chairman of the Confederation of Swedish Enterprise 20042007, President and CEO of AB Electrolux 1997–2002 and Chairman of its Board of Directors 2004–2007. Earlier positions mainly include positions within Atlas Copco, where he served as President and CEO 1991–1997. Member of the Royal Academy of Engineering Sciences.

Marcus Wallenberg (first elected 1996)

Deputy Chairman of the Board of Directors

Chairman of the Finance Committee

Born 1956, Bachelor of Science of Foreign Service, Georgetown University, USA. Board Chairman: Skandinaviska Enskilda Banken, Saab AB, AB Electrolux, and International Chamber of Commerce (ICC). Board member: AstraZeneca PLC, Stora Enso Oy, the Knut and Alice Wallenberg Foundation and FAMFoundation Asset Management. Holdings in Ericsson1): 710,000 Class B shares

1)	The number of Class B shares (and Class A shares and options, if applicable) includes holdings by related natural or legal persons.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Principal work experience and other information: Positions within Investor AB, where he served as President and CEO 1999–2005. Prior to this he was Executive Vice President at Investor. Previous employers include Stora Feldmühle AG, Citicorp, Citibank and Deutsche Bank.

Sverker Martin-Löf (first elected 1993)

Deputy Chairman of the Board of Directors

Member of the Audit Committee

Born 1943, Doctor of Technology and Master of Engineering, Royal Institute of Technology, Stockholm. Board Chairman: Skanska, Svenska Cellulosa Aktiebolaget SCA and SSAB. Deputy Chairman: Industrivärden, the Confederation of Swedish Enterprise and Svenska Handelsbanken. Holdings in Ericsson1): 52,000 Class B shares

Principal work experience and other information: President and CEO of Svenska Cellulosa Aktiebolaget SCA 1990–2002, where he was employed 1977–1983 and 1986–2002. Previous positions at Sunds Defibrator and Mo och Domsjö AB.

Sir Peter L. Bonfield (first elected 2002)

Member of the Audit Committee

Born 1944, Honors degree in Engineering, Loughborough University, Leicestershire, UK. Chairman of the Supervisory Board NXP. Deputy Chairman: British Quality Foundation. Board member: Mentor Graphics Inc., Sony Corporation, and TSMC. Holdings in Ericsson: 22,000 Class B shares.

Principal work experience and other information: CEO and Chairman of the Executive Committee of British Telecommunications plc (1996–2002). Chairman and CEO of ICL PLC (1990–1996). Positions with STC PLC and Texas Instruments Inc. Member of the International Advisory Board of Citi. Member of the Advisory Boards of New Venture Partners LLP, and The Longreach Group. Nonexecutive Director of Actis Capital LLP, Ministry of Justice, and Dubai International Capital.

Börje Ekholm (first elected 2006)

Member of the Remuneration Committee

Born 1963, Master of Science in Electrical Engineering, Royal Institute of Technology, Stockholm. Master of Business Administration, Insead, France. Board member: Investor AB, AB Chalmersinvest, Husqvarna AB, Scania and KTH Holding AB. Holdings in Ericsson1): 108,803 Class B shares

Principal work experience and other information: President and CEO of Investor AB since 2005. Prior to this, Börje Ekholm was head of Investor Growth Capital Inc and New Investments. Previous positions at Novare Kapital AB and McKinsey & Co Inc.

Katherine M. Hudson (first elected 2006)

Born 1947, Bachelor of Science in Management, Indiana University, USA. Board member (and Lead Director): Charming Shoppes Inc. Holdings in Ericsson1): 102,000 Class B shares

Principal work experience and other information: President and CEO of Brady Corporation 1994–2003. Management positions with Eastman Kodak Company, where she was employed for 24 years.

1)	The number of Class B shares (and Class A shares and options, if applicable) includes holdings by related natural or legal persons.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Ulf J. Johansson (first elected 2005)

Chairman of the Audit Committee

Born 1945, Doctor of Technology and Master of Science in Electrical Engineering, Royal Institute of Technology, Stockholm. Board Chairman: Acando AB, Eurostep Group AB, Novo A/S, Novo Nordisk Foundation, and Trimble Navigation Ltd. Board member: Jump Tap Inc. Holdings in Ericsson1): 32,176 Class B shares

Principal work experience and other information: Founder of Europolitan Vodafone AB, where he was the Chairman of the Board 1990–2005. Previous positions at SpectraPhysics AB, where he was the President and CEO, Ericsson Radio Systems AB. Member of the Royal Academy of Engineering Sciences.

Nancy McKinstry (first elected 2004)

Member of the Remuneration Committee

Born 1959, Master of Business Administration in Finance and Marketing, Columbia University, USA. Bachelor of Arts in Economics, University of Rhode Island, USA. Board Chairman: CEO and Chairman of the Executive Board of Wolters Kluwer n.v. Board member: The American Chamber of Commerce, the Netherlands, and TiasNimbas Business School. Holdings in Ericsson: None

Principal work experience and other information: CEO and Chairman of the Executive Board of Wolters Kluwer n.v. President and CEO of CCH Legal Information Services (1996–1999). Previous positions at Booz, Allen & Hamilton, and New England Telephone Company. Member of the Advisory Board of the University of Rhode Island, the Advisory Council of the Amsterdam Institute of Finance, the Dutch Advisory Council of INSEAD, and the Board of Overseers of Columbia Business School.

Anders Nyrén (first elected 2006)

Member of the Finance Committee

Born 1954, Graduate of Stockholm School of Economics, Master of Business Administration from Anderson School of Management, UCLA, USA. Board Chairman: Association of Exchange Listed Companies and Association for Generally Accepted Principles in the Securities Market. Deputy Chairman: Sandvik AB, Svenska Handelsbanken. Board member: Svenska Cellulosa Aktiebolaget SCA AB, Industrivärden, Skanska, SSAB, and Ernströmsgruppen. Holdings in Ericsson1): 33,428 Class B shares

Principal work experience and other information: President and CEO of Industrivärden since 2001. CFO and EVP of Skanska AB 1997–2001. Nordbanken 1996–1997. CFO and EVP of Securum AB 1992–1996. Managing Director of OM International AB 1987–1992. Earlier positions at STC Scandinavian Trading Co AB and AB Wilhelm Becker.

Carl-Henric Svanberg (first elected 2003)

Born 1952, Master of Science, Linköping Institute of Technology. Bachelor of Science in Business Administration, University of Uppsala. Board Chairman: Sony Ericsson Mobile Communications AB. Deputy Chairman: Assa Abloy AB. Board member: The Confederation of Swedish Enterprise, Melker Schörling AB and Uppsala University. Holdings in Ericsson1): 15,781,966 Class B shares

1)	The number of Class B shares (and Class A shares and options, if applicable) includes holdings by related natural or legal persons.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Principal work experience and other information: President and CEO of Telefonaktiebolaget LM Ericsson since 2003. Prior to this, CarlHenric Svanberg was the President and CEO of Assa Abloy AB (1994–2003). Various positions within Securitas AB (1986–1994) and ABB Group (1977–1985). CarlHenric Svanberg does not have material shareholdings or part ownerships in companies with which the Company has material business relationships.

Board members and deputies appointed by the unions:

Monica Bergström (first appointed 1998)

Employee representative

Member of the Remuneration Committee

Born 1961. Appointed by the SIF union. Holdings in Ericsson1): 4,757 Class B shares

Jan Hedlund (first appointed 1994)

Employee representative

Member of the Audit Committee

Born 1946. Appointed by the IF Metall union. Holdings in Ericsson1): 2,040 Class B shares

Torbjörn Nyman (first appointed 2004)

Employee representative

Member of the Finance Committee

Born 1961. Appointed by the Swedish Association of Graduate Engineers union. Holdings in Ericsson1): 15,061 Class B shares

Kristina Davidsson (first appointed 2006)

Deputy employee representative

Born 1955. Appointed by the IF Metall union. Holdings in Ericsson1): 3,401 Class B shares

Anna Guldstrand (first appointed 2004)

Deputy employee representative

Born 1964. Appointed by the union The Swedish Association of Graduate Engineers. Holdings in Ericsson1): 4,723 Class B shares, 900 options.

Karin Åberg (first appointed 2007)

Deputy employee representative

Born 1959. Appointed by the SIF union. Holdings in Ericsson1): 4,877 Class B shares

CarlHenric Svanberg is the only Director who holds an operational management position at Ericsson. No Director has been elected pursuant to an arrangement or understanding with any major shareholder, customer, supplier or other person.

1)	The number of Class B shares (and Class A shares and options, if applicable) includes holdings by related natural or legal persons.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

COMPANY MANAGEMENT

The President and Chief Executive Officer—operational management

The Board of Directors appoints the President and CEO and the Executive Vice Presidents. Management of daytoday operations is the responsibility of the president and CEO and the Group Management Team which, in addition to the President and CEO, consist of the Chief Financial Officer, the Chief Technology Officer, the Heads of Group Functions and the Heads of the three Business Units: Networks, Global services, and Multimedia.

The role of the Group Management Team is to

•	establish longterm vision, Group strategies and policies;

•	maximize the Group’s business

•	secure operational excellence and realize global synergies

The Group Management Team meets monthly to discuss business and decisions and to share information of common interest to Ericsson.

The Extended Management Team consists of the Group Management Team and selected Market Unit Managers. The Extended Management Team meets regularly to discuss strategic issues and operations.

Group Functions

Ericsson’s Group Functions perform tasks pertaining to groupwide matters that logically do not fall into a specific operational unit: Communications, Finance, Human Resources & Organization, Legal Affairs, Technology, Sales & Marketing, and Strategy & Operational Excellence.

The Head of a Group Function acts on behalf of the President & CEO within the Group Function’s area.

The Group Functions formulate Group strategy, issue directives, perform business control, resource allocation and risk management. They are also responsible for consolidation and reporting of financial performance, financing and cash management, legal issues, communication with stakeholders including employees, investors, press and media as well as coordination and administration of a number of Groupwide issues. Other important Groupwide matters, such as Corporate Responsibility, are managed by Group Functions in conjunction with a network of experts from various parts of the Company.

Operating Units

Due to the increased focus on the new types of services made available in public telecommunication networks through the technical development, including IPtechnology and highspeed broadband, and the growth in our professional services business, our financial performance is from 2007 reported in four business segments: Networks, Professional Services, Multimedia and Phones; this replaces the previous structure with a large Systems segment and Other Operations. Segment Phones, representing our share in earnings of our joint venture Sony Ericsson Mobile communications, is unchanged.

Effective January 1, 2007, the Company’s operational organization comprises three Business Units responsible for product management, marketing, development, sourcing and supply of their respective product portfolios: Networks, Global Services and Multimedia; 24 Market Units responsible for sales and customer relations in different regions; and Group Functions for coordination and support.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Management of each operating unit has significant authority and responsibility in relation to daytoday operations, while governance is carried out by steering committees that include representatives of the Group Management Team, the Extended Management Team and the unit’s own management.

Risk Management

The Company has implemented a management system to secure adequate risk management, operational efficiency and control. The system consists of three parts:

•	the Company’s organization and mode of operations, with welldefined roles and responsibilities, segregation of duties and delegation of authority;

•	steering documents, such as policies and directives, and a code of business ethics; and

•	several welldefined business processes, including integrated controls supported by IT applications.

Risk management is integrated into each business process and includes steps for identifying and assessing risk as well as for approval and control. Risks are managed in three time horizons:

•

The annual strategy process defines objectives and assesses risks and opportunities in several dimensions (technology, products, markets, customers, subscriber and traffic growth, general economic development, operational efficiency, profitability, capital efficiency, resources, acquisitions) from a longterm (38 year) perspective. The Board develops and approves the strategies.

•

The annual targetsetting process identifies nearterm risks and opportunities for Business Units, Market Units, and Group Functions. The process uses a balancedscorecard approach, covering multiple dimensions: financial risks, markets/customers, innovation/products and services, operational efficiency and employee competence/empowerment.

•

During daytoday business transactions. All parts of the organization require the approval of transactions to operate; that is, approval to develop new products, to offer contracts to customers, to grant credit to customers, and to make acquisitions and other investments. Efficient operations are driven by the implementation of standardized processes across the entire Group and by appointed process owners, with responsibility for process development and performance.

Members of the Group Management Team

Carl-Henric Svanberg

President and CEO and member of the Board of Directors (since 2003)

Born 1952, Master of Science, Linköping Institute of Technology, Bachelor of Science in Business Administration, University of Uppsala.

CarlHenric Svanberg holds honorary doctorates at Luleå University of Technology, Sweden and Linköping University of Technology, Sweden. Chairman: Sony Ericsson Mobile Communications AB. Deputy chairman: Assa Abloy AB Board member: The Confederation of Swedish Enterprise, Melker Schörling AB and University of Uppsala. Holdings in Ericsson1): 15,781,966 Class B shares

Background: President and CEO of Assa Abloy AB (1994–2003). Various positions within Securitas AB (1986–1994) and ABB Group (1977–1985).

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Hans Vestberg

Executive Vice President and Chief Financial Officer and head of Group Function Finance (since October 2007) and Executive Vice President and head of Business Unit Global Services (up to December 31, 2007)

Born 1965, Bachelor in Business Administration, University of Uppsala. Board member: Sony Ericsson Mobile Communications AB, Svenska Handbollsförbundet. Holdings in Ericsson1): 45,999 Class B shares.

Background: Prior to these positions Hans Vestberg was Vice President and head of Market Unit Mexico (2002–2003). Hans Vestberg has held various positions in the Company since 1988.

Kurt Jofs

Executive Vice President and head of Business Unit Networks (since 2007)

Born 1958, Master of Science, Royal Institute of Technology, Stockholm. Deputy board member: Sony Ericsson Mobile Communications AB. Holdings in Ericsson1): 260,106 Class B shares

Background: Prior to assuming this position Kurt Jofs was Executive Vice President and head of Business Unit Access (since 2004). Other prior experiences include President and CEO of Linjebuss and ABB Ventilation Products.

Bert Nordberg

Executive Vice President and head of Group Function Sales & Marketing (since 2004)

Born 1956, Bachelor in Electronic Engineering, Malmö, Engineer in the Marines, Berga, university courses in International Management, Marketing and Finance, Insead University, France. Chairman: Litos reprotryck i Malmö AB. Holdings in Ericsson1): 57,841 Class B shares

Background: Prior to assuming this position, Bert Nordberg was head of Business Unit Systems and held other various positions within Ericsson.

Björn Olsson

Executive Vice President and deputy head of Business Unit Networks (since 2007)

Born 1956, Master of Science in Industrial Engineering and Management, Linköping Institute of Technology. Holdings in Ericsson1): 60,196 Class B shares

Background: Prior to assuming this position, Björn Olsson was Executive Vice President and head of Business Unit Systems (since 2004). Since 2004 he was Chief Information Officer. He has held various positions within Ericsson since 1981.

Marita Hellberg

Senior Vice President and head of Group Function Human Resources & Organization (since 2003)

Born 1955, Bachelor in Human Resources Management, Stockholm University, Advanced Management Program, Cedep, France. Board member: Sony Ericsson Mobile Communications AB, Utbildningsradion and Teknikföretagen. Holdings in Ericsson1): 68,446 Class B shares

Background: Prior to assuming this position Marita Hellberg was Senior Vice President of Human Resources of NCC Group.

1)	The number of Class B shares (and Class A shares, if applicable) includes holdings by related natural or legal persons. Options and matching rights are reported in Notes to the Consolidated Financial Statements—Note C29, “Information Regarding Employees, Members of the Board of Directors and Management” in the Annual Report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Carl Olof Blomqvist

Senior Vice President, General Counsel and head of Group Function Legal Affairs (since 1999)

Born 1951, Master of law, LLM, University of Uppsala, Sweden. Holdings in Ericsson1): 6,080 Class A shares and 70,424 Class B shares

Background: Prior to assuming this position, Carl Olof Blomqvist was a partner of Mannheimer Swartling law firm.

Henry Sténson

Senior Vice President and head of Group Function Communications (since 2002)

Born 1955, Studied law, sociology and political science, Linköping University and at the Swedish War Academy, Karlberg, Stockholm. Board member: Stronghold, the Swedish Public Relations Association and the Stockholm Chamber of Commerce. Holdings in Ericsson1): 59,128 Class B shares.

Background: Prior to assuming his position, Henry Sténson was head of SAS Group Communication.

Håkan Eriksson

Senior Vice President, Chief Technology Officer and head of Group Function Technology (since 2007)

Born 1961, Master of Science and Honorary Ph D, Linköping Institute of Technology. Board member: Linköping University and Anoto. Holdings in Ericsson1): 43,679 Class B shares

Background: Prior to assuming this position, Håkan Eriksson was Senior Vice President and head of Research & Development. He has held various positions within Ericsson since 1986.

Joakim Westh

Senior Vice President and head of Group Function Strategy and Operational Excellence (since 2007)

Born 1961, Master of Science, Royal Institute of Technology, Stockholm, Master of Science within Aeronautics & Astronautics, MIT, Boston, USA. Board chairman: Absolent AB. Board member: Sony Ericsson Mobile Communications AB, VKR Holding A/S. Holdings in Ericsson1): 135,744 Class B shares

Background: Prior to assuming this position, Joakim Westh was senior Vice President and head of Group Function Operational Excellence. Member of Assa Abloy Executive Management Team. Before this, Joakim Westh was a partner with McKinsey & Co. Inc.

Jan Wäreby

Senior Vice President and head of Business Unit Multimedia (since 2007).

Born 1956, Master of Science, Chalmers University, Göteborg. Board member: Sony Ericsson Communications AB. Holdings in Ericsson1): 167,746 Class B shares.

Background: From 2002 to 2006, Jan Wäreby was Corporate Executive Vice President, and head of Sales and Marketing for Sony Ericsson Mobile Communications.

1)	The number of Class B shares (and Class A shares, if applicable) includes holdings by related natural or legal persons. Options and matching rights are reported in Notes to the Consolidated Financial Statements—Note C29, “Information Regarding Employees, Members of the Board of Directors and Management” in the Annual Report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Up to October 24, 2007, KarlHenrik Sundström, former Executive Vice President and Chief Financial Officer and head of Group Function Finance, was a member of the Group Management Team of the company.

Extended Management Team

The Extended Management Team consists of the members in the Group Management Team and:

•	Cesare Avenía, Vice President and head of Market Unit South East Europe and head of Global Customer Account Telecom Italia

•	BoErik Dahlström, Vice President and head of Market Unit Middle East

•	Mats Granryd, Vice President and head of Market Unit India & Sri Lanka;

•	Jan Embro, Vice President and head of Market Unit Sub Saharan Africa

•

Björn Hemstad, Vice President within Group Function Sales & Marketing and chairman of the Market Units Central Europe, Eastern Europe & Central Asia, Israel & Turkey, Middle East, Saudi Arabia, Sub Saharan Africa and Northern Africa

•	Jaqueline Hey, Vice President and head of Market Unit North Western Europe and head of Global Customer Account Vodafone

•	Ingemar Naeve, Vice President and head of Market Unit Iberia and head of Global Customer Account Telefónica;

•	Mats Olsson, Vice President and head of Market Unit Greater China;

•	Torbjörn Possne, Vice President and head of Market Unit Northern Europe and head of Global Customer Account Deutsche Telekom;

•	Angel Ruiz, Vice President and head of Market Unit North America;

•	Jan Signell, Vice President and head of Market Unit South East Asia;

During 2007, the officers below were also members of the Extended Management Team of the Company:

•	Sivert Bergman: head of Integration & Governance within Business Unit Networks

•	Rory Buckley: former Vice President and head of Market Unit North East Asia left the company in October 2007

•	Ragnar Bäck: former Chairman of the Market Units Central Europe, Eastern Europe & Central Asia, Israel & Turkey, Middle East, Saudi Arabia, Sub Saharan Africa and Northern Africa retired in March 2007

•	Jan Campbell: former Vice President and head of Market Unit Central Europe. Jan Campbell was appointed head of Market Unit Eastern Europe & Central Asia in October 2007

•	Jef Keustermans: former Vice President and head of Market Unit Northern Europe left the company in June 2007

•	Gerhard Weise: former Vice President and head of Market Unit Mexico. Gerhard Weise retired in December 2007

Extended Management Team members are not involved in any business activities that compete with or in any other way negatively affect Ericsson’s business. None of the Extended Management Team members have been appointed by arrangement or understanding with shareholders, customers, suppliers or other parties.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Remuneration of Group management

Principles for remuneration and other employment terms for Group Management were approved by the Annual General Meeting of Shareholders 2007. For further information on remuneration, fixed and variable pay, see Notes to the Consolidated Financial Statements—Note C29, “Information Regarding Employees, Members of the Board of Directors and Management” in the Annual Report.

AUDITORS

Ericsson’s external, independent auditors are elected by the shareholders at the Annual General Meeting for a period of four years. The auditors report to the shareholders at Shareholders’ Meetings.

The auditors:

•	update the Board of Directors regarding the planning, scope and content of the annual audit;

•	examine the year-end financial statements and report findings to assess accuracy and completeness of the accounts and adherence to accounting procedures and principles;

•

advise the Board of Directors of additional services performed (nonauditing), the consideration paid and other issues that are needed to determine the auditors’ independence. For further information on the contacts between the Board and the auditors, please see “Work of the Board of Directors” above.

All Ericsson’s quarterly reports are reviewed by the auditors.

Statutory auditors

PricewaterhouseCoopers AB was elected at the Annual General Meeting 2007 for a period of four years until the close of the Annual General Meeting 2011.

PricewaterhouseCoopers has appointed Bo Hjalmarsson, Authorized Public Accountant, to serve as auditor in charge. Bo Hjalmarsson is also auditor in charge at other large companies such as OMX, Sony Ericsson, Lundin Petroleum, Vostok Nafta, Vostok Gas and Duni.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

estimated fee level for the project does not exceed SEK 1 million. The external auditors must advise the Audit Committee of services rendered under the general pre-approval policy.

Specific Pre-Approval—all other audit-related, tax and other services must receive specific pre-approval. The Audit Committee Chairman has the delegated authority for specific pre-approval, provided service fees do not exceed SEK 2.5 million. The Chairman reports any pre-approval decisions to the Audit Committee at its scheduled meetings. For other matters, an auditor submits an application to the CFO. If supported by the CFO, the application is presented to the Audit Committee for final approval.

Pre-approval authority may not be delegated to management. The policies and procedures include a list of prohibited services.

DISCLOSURE CONTROLS AND PROCEDURES

Ericsson has controls and procedures in place to make sure that information to be disclosed under the Securities Exchange Act of 1934, and under Ericsson’s agreements with OMX Nordic Exchange Stockholm, London Stock Exchange and NASDAQ, is done so on time, and that such information is provided to management, including the CEO and CFO, so that timely decisions can be made regarding required disclosure.

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

During the year, management, with the participation of Ericsson’s President and CEO and CFO, respectively, supervised and participated in an evaluation of the effectiveness of our disclosure controls and procedures. As a result, Ericsson’s President and CEO and CFO concluded that the disclosure controls and procedures were effective as of December 31, 2007, at a reasonable assurance level.

There were no changes to our internal control over financial reporting during the period covered by the Annual Report 2007 that have materially affected, or are likely to materially affect, our internal control over financial reporting.

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

To achieve these goals, our financial reporting and disclosure must be:

•	Transparent—our disclosure should enhance understanding of the economic drivers and operational performance of our business, hence building trust and credibility.

•	Consistent—we aim for consistent and comparable disclosure within and between reporting periods.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

•	Simple—information should be provided in as simple a manner as possible, so readers gain the appropriate level of understanding of our business operations and performance.

•	Relevant—we focus our disclosure on what is relevant to Ericsson’s stakeholders or required by regulation or listing agreements, to avoid information overload.

•	Timely—we utilize wellestablished disclosure controls and procedures to ensure that all disclosures are complete, accurate and performed on a timely basis.

•	Fair and equal—we publish all material information via press releases to ensure everyone receives the information at the same time.

•	A reflection of best practice—we strive to ensure that our disclosure is in line with industry norms.

Our website (www.ericsson.com/investors) includes comprehensive information on Ericsson, including an archive of our annual and interim reports, ondemandaccess to recent news and copies of presentations given by senior management at industry conferences. Information on our website does not form part of this document.

INDEPENDENCE REQUIREMENTS

The Ericsson Board of Directors is subject to, and complies with, a variety of independence requirements. However, it has sought and received exemptions from those NASDAQ requirements that are contrary to Swedish Law, see “NASDAQ Corporate Governance Exemptions” below.

Listing requirements of OMX Nordic Exchange Stockholm

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

The Swedish Code of Corporate Governance

Independence requirements on the board of directors (excluding employee representatives):

•	Only one person from the senior management may be a member of the board.

•	A majority of the directors elected by the shareholders’ meetings must be independent of the company and its management.

•	At least two of the directors who are independent of the company and its management must also be independent of the company’s major shareholders.

Independence requirements on the Audit Committee:

•	The majority of Audit Committee members must be independent of the company and senior management.

•	At least one member of the committee must be independent of the company’s major shareholders.

•	A board member who is part of senior management may not be a member of the audit committee.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Independence requirements on the remuneration committee:

•	Committee members must be independent of the company and the senior management.

The NASDAQ Marketplace Rules

Independence requirements on the board of directors:

•	A majority of the members of the board of directors must be independent within the meaning of the NASDAQ rules.

Ericsson has obtained an exemption from NASDAQ allowing employee representative directors to be exempt from NASDAQ’s independence requirements.

Sarbanes-Oxley Act of 2002 and corresponding NASDAQ rules

Independence requirements on the audit committee:

•	All members of the audit committee must be independent within the meaning of the SarbanesOxley Act of 2002.

The SarbanesOxley Act of 2002 includes a specific exemption for nonexecutive employee representatives.

NASDAQ Corporate Governance Exemptions

Pursuant to a 2005 amendment to NASDAQ’s Marketplace Rules, foreign private issuers such as Ericsson may follow homecountry practice in lieu of certain NASDAQ corporate governance requirements.

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

INTERNAL CONTROL OVER FINANCIAL REPORTING FOR THE YEAR 2007

According to the Swedish Companies Act and the Swedish Code of Corporate Governance, the Board of Directors must

•	ensure that the Company has satisfactory internal controls;

•	inform itself of the Company’s internal control system; and

•	assess how well it is working.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

This report has been prepared in accordance with the Swedish Code of Corporate Governance, section 3.7.2, and is thereby limited to internal control over financial reporting.

The Swedish Corporate Governance Board has made a pronouncement to the effect that the Internal Control report must be included as part of the Corporate Governance Report. The Board of Directors needs not state how well the internal control over financial reporting has worked; nor do the auditors have to examine the Internal Control Report. In accordance with this pronouncement, we are not making any such statement in the Corporate Governance Report for 2007, and this report has not been examined by our auditors.

Because the Company is listed in the United States, the assessed effectiveness of internal controls over financial reporting, outlined in SOX section 404, apply. The Company has implemented detailed controls, documentation and testing procedures in accordance with the COSO framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, to ensure compliance with SOX 404. Management’s report according to SOX 404 will be included in Ericsson’s Annual Report on Form 20-F which will be filed with the SEC in the United States. During 2007, the Company has continued to work with the design and execution of financial controls to improve the efficiency of the controls.

Internal control over financial reporting

Ericsson has integrated risk management and internal control into its business processes. As defined in the COSO framework for internal control, components of internal control are: a control environment, risk assessment, control activities, information and communication, and monitoring.

Control environment

The Company’s internal control structure is based on the division of labor between the Board of Directors and its Committees and the President and CEO and a management system that is based on:

•	the Company’s organization and mode of operations, with well-defined roles and responsibilities and delegations of authority;

•	steering documents, such as policies and directives, and a Code of Business Ethics; and

•	several well-defined processes for planning, operations and support.

The most essential parts of the control environment relative to financial reporting are included in steering documents for accounting and financial reporting. These steering documents are updated regularly to include, among other things, changes to laws, financial reporting standards and listing requirements, such as IFRS and SOX.

Risk assessment

Risks related to financial reporting are fraud and loss or embezzlement of assets, undue favorable treatment of counter-parties at the expense of the Company, and other risks of material misstatements in the financial statements, for example, those related to recognition and measurement of assets, liabilities, revenue and cost or insufficient disclosure. Ericsson is managed through common processes, where risk management is integrated, applying various methods of risk assessment and control, to ensure that the risks to which the Company is exposed are managed according to established policies. Accounting and financial reporting policies and directives cover areas of particular significance to support correct accounting, reporting and disclosure.

Control activities

The Company’s business processes include financial controls regarding the approval and accounting of business transactions. The financial closing and reporting process has controls regarding recognition, measurement and disclosure, including the application of critical accounting policies and estimates, in individual

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

subsidiaries as well as in the consolidated accounts. All legal entities, business units and market units in Ericsson have own dedicated controller functions which participate in planning and evaluating each unit’s performance. Regular analysis of the financial reports for their respective units covers the significant elements of assets, liabilities, revenues, costs and cash flow. Together with analysis performed at the Group level, this important element of internal control ensures that the financial reports do not contain material errors.

For external financial reporting purposes, additional controls ensure that all disclosure requirements are fulfilled by a Disclosure Committee established by Company management.

The Company has implemented controls to ensure that the financial reports are prepared in accordance with IFRS. To ensure that Ericsson’s CEO and CFO can assess the effectiveness of the internal control in a way that is compliant with SOX requirements, the company also Maintains detailed documentation on internal controls related to accounting and financial reporting, as well as on monitoring the execution and results of such controls. A thorough review of materiality levels related to the financial reports has resulted in the implementation of detailed control documentation in several subsidiaries with significant scale of operations. For other subsidiaries, the Company has implemented overall controls which relate to the control environment and comply with the policies and directives related to financial reporting.

Information and communication

The Company’s information and communication channels support completeness and correctness of financial reporting, for example, by making internal instructions and policies regarding accounting and financial reporting widely known and accessible to all employees concerned, as well as through regular updates and briefing documents regarding changes in accounting policies and reporting and disclosure requirements.

Subsidiaries and operations units make regular financial and management reports to internal steering groups and Company management, including analysis and comments on financial performance and risks. The Board of Directors receives financial reports monthly. The Audit Committee has established a “whistle blower” procedure for reporting violations relative to accounting, internal controls and auditing matters.

Monitoring

The Company’s financial performance is reviewed at each Board meeting. The committees of the Board fulfill important monitoring functions regarding remuneration, borrowing, investments, customer financing, cash management, financial reporting and internal control. The Audit Committee and the Board of Directors review all interim and annual financial reports before they are released to the market. The Audit Committee also receives regular reports from the external auditors. The Audit Committee follows up on any actions taken to improve or modify controls.

The Company’s process for financial reporting is reviewed annually by Management and forms a basis for evaluating the internal management system and internal steering documents to ensure that they cover all significant areas related to financial reporting. Compliance with policies and directives is monitored through annual selfassessments and representation letters from heads and controllers in all subsidiaries as well as from business units and market units. The Company’s internal audit function, which reports to the Audit Committee, performs independent audits.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

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

Ericsson’s management assessed the effectiveness of Ericsson’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2007, Ericsson’s internal control over financial reporting was effective. The effectiveness of the Company’s internal control over financial reporting as of 31 December 2007 has been audited by PricewaterhouseCoopers AB, an independent registered public accounting firm, as stated in their report which appears on page 48.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

SUPPLEMENTAL INFORMATION

The following information is provided for purposes of complying with certain requirements of Form 20-F which are not satisfied in full by the information in the Swedish Annual Report.

EXCHANGE RATES

The following tables provide information with respect to the exchange rate for SEK per USD 1.00, based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate of April 15, 2008, was SEK 5.9512 per USD 1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31	Average
2003	8.0351
2004	7.3320
2005	7.5170
2006	7.3098
2007	6.7232

Month	High	Low
September 2007	6.8946	6.4745
October 2007	6.5156	6.3608
November 2007	6.4111	6.2356
December 2007	6.6089	6.3636
January 2008	6.5289	6.3080
February 2008	6.5116	6.1643
March 2008	6.1598	5.9360

We describe the effects of exchange rate fluctuations on our business in the Board of Directors’ Report under the heading “Risk Management” and in the Notes to the Consolidated Financial Statements – Note C20, “financial Risk Management and Financial Instruments.”

OPERATING RESULTS

Years ended December 31, 2006 and 2007

Please refer to Board of Directors’ Report.

Years ended December 31, 2005 and 2006

Net Sales

Consolidated

Consolidated net sales increased by SEK 17 percent, to SEK 179.8 billion in 2006 from SEK 153.2 billion in 2005. The Marconi acquisition added estimated 7 percent. Fluctuations in foreign exchange rates had an insignificant effect on reported sales.

Primary Segments

Ericsson has reorganized its operating structure as from January 1, 2007. The following segment information is restated accordingly.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Networks

Net sales in segment Networks increased by 11 percent, to SEK 127.7 billion in 2006 from SEK 114.9 billion in 2005.

The company has a strong market position in mobile systems. The integration of the Marconi operations significantly strenghtened Ericsson’s systems offering, especially to operators of fixed networks. With the acquisition of Redback Networks that will be integrated from 2007 the company is going to expande the scope of the product portfolio to also include IP routing.

Professional Services

Net Sales in segement Professional Services increased by 39 percent during 2006, to SEK 36.8 billion in 2006 from SEK SEK 26.5 billion in 2005. The company continued to be awarded contracts for network operation and hosting services. At year end 2006, Ericsson-managed network operations served approximately 100(53) million users.

Multimedia

Segment Multimedia includes multimedia systems, enterprise solutions and mobile platforms.

Net sales in segment Multimedia increased by 32 percent during 2006, to SEK 13.9 billion in 2006 from SEK 10.5 billion 2005.

Phones

Since the transfer of the operation of the Phones segment to Sony Ericsson Mobile Communications, on October 1, 2001, net sales are not reported for this segment.

Secondary Segments

The following regions increased their sales; Western Europe, by 25 percent, Central and Eastern Europe, Middle East and Africa by 16 percent and Asia Pacific sales by 49 percent. North America and Latin America decreased their sales by 18 percent and 14 percent respectively.

Margins and operating expenses

The gross margin was 41.7 percent 2006 compared to 46.0 percent 2005. The lower gross margin is an effect of higher proportion of service sales and also an impact of the business acquired from Marconi as both have a lower than group average gross margin.

Operating expenses in 2006 were SEK 49.0 billion compared to SEK 40.9 billion in 2005. Operating expenses, measured as a percentage, increased from 26.7 percent 2005 to 27.2 percent in 2006. The acquired Marconi operations had a negative effect on operating expenses during the first nine months.

Research and development and other technical expenses increased by SEK 3.5 billion, or 14 percent, to SEK 27.5 billion in 2006 compared with SEK 24.1 billion in 2005.

Selling and administrative expenses increased by SEK 4.6 billion, or 28 percent, to SEK 21.4 billion in 2006, compared with SEK 16.8 billion in 2005.

Operating margin 2006 was 19.9 percent compared to 21.6 percent 2005. Excluding Sony Ericsson the margin was 16.7 percent 2006 compared to 20.3 percent 2005. The decrease in the operating margin is mainly due to the Marconi acquisition that effected the margins negatively.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Other income statement items

Other operating income and expenses increased to SEK 3.9 billion in 2006 compared with SEK 1.1 billion in 2005. The sale of the defense business is the main reason for the increase in other operating income and expenses.

Share in earnings of joint ventures and associated companies before tax increased by SEK 3.5 billion, mainly due to a larger contribution from Sony Ericsson mobile communications. Ericsson’s 50 percent share in earning of the joint venture before tax increased from SEK 2.3 billion in 2005 to 5.9 billion in 2006.

Operating Income increased by SEK 2.7 billion, from SEK 33.1 billion in 2005 to SEK 35.8 billion in 2006.

Financial net decreased slightly from SEK 0.3 billion in 2005 to SEK 0.2 billion in 2006.

Income after financial items increased from SEK 33.3 billion in 2005 to SEK 36.0 billion 2006.

Tax cost was SEK 9.6 billion 2006 compared with SEK 8.9 billion in 2005. The effective tax rate was 27 percent in 2006.

Deferred tax assets decreased by SEK 5.0 billion from SEK 18.5 billion 2005 to SEK 13.6 billion 2005. This is due to utilization of tax loss carryforwards and timing differences.

Net income attributable to minority interest after taxes was SEK 0.2 billion 2006, compared to SEK 0.1 billion in 2005.

As a result principally of the above factors, the net income increased by SEK 2.0 billion from SEK 24.5 billion in 2005 to SEK 26.4 billion in 2006. Diluted earnings per share were SEK 1.65 in 2006 compared to SEK 1.53 in 2005.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

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

A    a resolution to amend the articles of association requires a majority of two-thirds of the votes cast as well as two-thirds of the shares represented at the meeting, except in those circumstances described in B–D below;

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

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

E    a resolution to issue, approve or authorize the issuance for cash of new shares, warrants or convertibles with a deviation from the -preferential right for existing shareholders requires a two-thirds -majority of votes cast at the meeting as well as two-thirds of the shares represented at the meeting;

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

Purchase of Own Shares

A public Swedish limited liability company whose shares are traded on a securities exchange, an authorized market place or another regulated market place is entitled to purchase its own shares under certain conditions. A purchase by us of our own shares may take place only if (a) the purchase has been decided upon by a general meeting of shareholders or the Board has been authorized by a general meeting of shareholders, in both cases by a two thirds majority of votes cast at the meeting as well as two-thirds of the shares present or represented at the meeting, (b) the purchase is effected on a securities exchange or in some other regulated market either in the European Economic Area (EEA) or outside the EEA (in the latter case with the approval of the Swedish Financial Supervisory Authority the “SFSA”) or pursuant to an offer to all shareholders or holders of a specific class of shares, (c) the Company’s restricted equity will still be fully covered and the purchase is justifiable taken into account the type of business activities of the Company and the group, their scope and risks related thereto and the Company’s and the group’s need for financial resources, its liquidity and position, and (d) we and our subsidiaries do not hold or, as a result of purchase, will not hold in excess of 10 percent of all our outstanding shares. As of December 31, 2007, the Company held an aggregate of 231,991,543 treasury stock of Class B shares.

Investment Restrictions

There are no limitations imposed by Swedish law or by our Articles of Association in respect of the rights of non-residents or foreign persons to purchase, own or sell securities issued by us.

There are, however, certain flagging and ownership examination rules that apply, irrespective of nationality.

Pursuant to recommendations concerning the disclosure of acquisition and transfer of shares issued by Näringslivets Börskommitté (the “Swedish Industry and Commerce Stock Exchange Committee”), any seller or purchaser of securities including shares of stock, convertible debt instruments, warrants, non-standardized options and futures of a Swedish company listed on , must report to OMX Nordic Exchange Stockholm and to

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

the company transactions in which the purchaser or seller acquires or disposes of 5 percent of any subsequent percentage that is a multiple of five, up to and including 90 percent of either the voting rights of all shares or the total number of shares in the company. These changes in ownership should also be reported to an established news agency and to a nationally published newspaper in Sweden no later than 9:00 a.m. on the day after which trading has been conducted on OMX Nordic Exchange Stockholm.

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

Certain Swedish Tax Considerations

This section describes the material Swedish income and net wealth tax consequences for a holder of ADSs or Class B shares who is not considered to be a Swedish resident for Swedish tax purposes. This section applies to you only if you are a holder of portfolio investments representing less than 10 percent of capital and votes and is not applicable if the ADSs or Class B shares pertain to a permanent establishment or fixed place of business in Sweden.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Taxation on Capital Gains

Generally, non-residents of Sweden are not liable for Swedish capital gains taxation with respect to the sale of ADSs or Class B shares. However, under Swedish tax law, capital gains from the sale of shares in Swedish companies and certain other securities by an individual may be taxed in Sweden at a rate of 30 percent if the seller has been a resident of Sweden or has lived permanently in Sweden at any time during the year of the sale or the 10 calendar years preceding the year of the sale (absent treaty provisions to the contrary). The provision is applicable on ADSs or Class B shares. From 1 January 2008 the rule has been extended so that it also applies to shares in foreign companies, provided that the shares were acquired during the time that the person was liable to tax in Sweden.

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

Net Wealth Taxation

The Swedish net wealth tax has been abolished from 1 January 2007.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

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

Taxation of ADSs or Class B shares

Dividends

Subject to the passive foreign investment company rules discussed below, the gross amount of dividends paid (before reduction for any Swedish withholding taxes) with respect to the ADSs or Class B shares generally will be included in your gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the ADSs or Class B shares and thereafter as capital gain. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations. The amount of any dividend paid in SEK will be the U.S. dollar value of the dividend payment based on the exchange rate in effect on the date of receipt by you (or constructive receipt), in the case of Class B shares or by the depositary, in the case of ADSs, whether or not the payment is converted into USD at that time. Your tax basis in the SEK received will equal such USD amount. Gain or loss, if any, recognized on a subsequent sale or conversion of the SEK will be U.S. source ordinary income or loss.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

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

Passive Foreign Investment Company Status

A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75 percent of its gross income is passive income or (b) at least 50 percent of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2007. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the value of our assets, as determined from time to time. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relevant provisions of the Code. You should consult your own tax advisors about the consequences of our classification as a PFIC.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

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

Information reporting and backup withholding

In general, information reporting requirements may apply to dividends paid in respect of ADSs or Class B shares and the proceeds received on the sale or exchange of the ADSs or Class B shares within the United States or by a broker with certain United States connections. Backup withholding, currently at a rate of 28 percent may apply to payments to you of dividends paid in respect of ADSs or Class B shares or the proceeds of a sale or other disposition of ADSs or Class B shares if you fail to provide an accurate taxpayer identification number (certified on IRS Form W–9) or, upon request, to certify that you are not subject to backup withholding, or otherwise to comply with the applicable requirements of backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and a refund of any excess amount withheld under the backup withholding rules may be obtained by filing the appropriate claim for refund with the IRS and furnishing any required information.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

P9 INVESTMENTS

The following listing shows certain shareholdings owned directly and indirectly by the Parent Company as of December 31, 2007. A complete listing of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Companies Registration Office (Bolagsverket), may be obtained upon request to: Telefonaktiebolaget LM Ericsson, External & Management Information, SE-164 83 Stockholm, Sweden.

SHARES OWNED DIRECTLY BY THE PARENT COMPANY

Type	Company	Reg. No.	Domicile	Percentage of ownership		Par value in local currency, million	Carrying value, SEK m.
Subsidiary companies
I	Ericsson AB	556056-6258	Sweden	100		50	20,645
I	Ericsson Shared Services AB	556251-3266	Sweden	100		361	2,216
I	Ericsson Enterprise AB	556090-3212	Sweden	100		360	335
I	Ericsson Sverige AB	556329-5657	Sweden	100		100	102
I	Netwise AB	556404-4286	Sweden	100		2	306
II	AB Aulis	556030-9899	Sweden	100		14	6
III	Ericsson Credit AB	556326-0552	Sweden	100		5	5
	Other (Sweden)			—		—	983
I	Ericsson Austria GmbH		Austria	100		4	665
I	Ericsson Danmark A/S		Denmark	100		90	216
I	Oy LM Ericsson Ab		Finland	100		13	196
II	Ericsson Participations France SAS		France	100		26	524
I	Ericsson GmbH		Germany	100		20	3,884
I	Ericsson Hungary Ltd.		Hungary	100		1,301	120
II	LM Ericsson Holdings Ltd.		Ireland	100		2	15
I	Ericsson Telecomunicazioni S.p.A.		Italy	53	1)	23	3,151
II	Ericsson Holding International B.V.		The Netherlands	100		222	3,200
I	Ericsson A/S		Norway	100		156	237
II	TANDBERG Television ASA		Norway	100		161	8,787
I	Ericsson Corporatia AO		Russia	100		5	5
I	Ericsson AG		Switzerland	100		—	—
II	Ericsson Holding Ltd.		United Kingdom	100		328	4,094
	Other (Europe, excluding Sweden)			—		—	217
II	Ericsson Holding II Inc.		United States	100		2,817	28,881
I	Cía Ericsson S.A.C.I.		Argentina	12	2)	13	10
I	Ericsson Telecom S.A. de C.V.		Mexico	100		n/a	1,550
	Other (United States, Latin America)			—		—	61
II	Teleric Pty Ltd.		Australia	100		20	100
I	Ericsson Ltd.		China	100		2	2
I	Ericsson (China) Company Ltd.		China	100		65	475
I	Ericsson India Private Ltd.		India	100		725	147
I	Ericsson (Malaysia) Sdn. Bhd.		Malaysia	70		2	4
I	Ericsson Telecommunications Pte. Ltd.		Singapore	100		2	1
I	Ericsson Taiwan Ltd.		Taiwan	80		240	20
I	Ericsson (Thailand) Ltd.		Thailand	49	3)	90	17
	Other countries (the rest of the world)			—		—	229

	Total					—	81,406

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

Type	Company	Reg. No.	Domicile	Percentage of ownership	Par value in local currency, million	Carrying value, SEK m.
Joint ventures and associated companies
I	Sony Ericsson Mobile Communications AB	556615-6658	Sweden	50	50	4,136
I	Ericsson Nikola Tesla d.d.		Croatia	49	65	330

	Total				—	4,466

SHARES OWNED BY SUBSIDIARY COMPANIES

Type	Company	Reg. No.	Domicile	Percentage of ownership
Subsidiary companies
I	Ericsson Network Technologies AB	556000-0365	Sweden	100
II	Ericsson Cables Holding AB	556044-9489	Sweden	100
I	Ericsson France SAS		France	100
I	LHS Telekommunikation GmbH & Co. KG		Germany	87.5
I	LM Ericsson Ltd.		Ireland	100
I	Marconi S.p.A.		Italy	100
II	Ericsson Nederland B.V.		The Netherlands	100
I	Ericsson Telecommunicatle B.V.		The Netherlands	100
I	Ericsson España S.A.		Spain	100
I	Soluciones De Video Y Comunicationes Hache S.L.		Spain	100
I	Ericsson Telekomunikasyon A.S.		Turkey	100
I	Ericsson Ltd.		United Kingdom	100
I	Ericsson Canada Inc.		Canada	100
I	Ericsson Inc.		United States	100
I	Ericsson IP Infrastructure Inc.		United States	100
I	Ericsson Amplified Technologies Inc.		United States	100
II	Drutt Corporation Inc.		United States	100
I	Entrisphere Inc.		United States	100
I	Redback Networks Inc.		United States	100
I	Ericsson Servicos de Telecomunicações Ltda.		Brazil	100
I	Ericsson Telecommunicações S.A.		Brazil	100
I	Ericsson Australia Pty. Ltd.		Australia	100
I	Ericsson (China) Communications Co. Ltd.		China	100
I	Nanjing Ericsson Panda Communication Co. Ltd.		China	51
I	Nippon Ericsson K.K.		Japan	100
I	Ericsson Communication Solutions Pte Ltd.		Singapore	100

Key to type of company

I	Manufacturing, distribution and development companies
II	Holding companies
III	Finance companies
1)	Through subsidiary holdings, total holdings amount to 100% of Ericsson Telecomunicazioni S.p.A.
2)	Through subsidiary holdings, total holdings amount to 100% of Cia Ericsson S.A.C.I.
3)	Through subsidiary holdings, total holdings amount to 100% of Ericsson (Thailand) Ltd.

ERICSSON ANNUAL REPORT ON FORM 20-F 2007

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

April 16, 2008

By:	/s/ ROLAND HAGMAN
Roland Hagman Vice President Group Function Financial Control

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General Counsel