Form 20-F/A
period 2007-12-31
ERICSSON LM TELEPHONE CO
filed 2008-06-26
CIK 717826

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP  ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒     Other  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☒    Item 18  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

The Company is filing this Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended December 31, 2007, as filed with the U.S. Securities and Exchange Commission on April 21, 2008 (the “2007 Form 20-F”), by setting forth the following amendments to Item 17. Financial statements and Item 19. Exhibits of the 2007 Form 20-F to provide separate audited consolidated financial statements of Sony Ericsson Mobile Communications AB (“Sony Ericsson”) as of and for the fiscal year end December 31, 2007, including the audit report of PricewaterhouseCoopers AB relating thereto, as required under Rule 3-09 of Regulation S-X. This amendment also includes comparative information on Sony Ericsson as of December 31, 2006 and for the fiscal years ended December 31, 2006 and 2005.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any part of the 2007 Form 20-F or reflect any events that have occurred after the 2007 Form 20-F was filed on April 21, 2008. The filing of this Form 20-F/A, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the 2007 Form 20-F are true and complete as of any date subsequent to April 21, 2008.

Item 17.	Financial statements

Separate consolidated financial statements for Sony Ericsson included as Exhibit 15.2 hereto, including the independent auditors’ report of PricewaterhouseCoopers AB with respect to the consolidated financial statements for Sony Ericsson, are hereby incorporated by reference.

.Form 20-F Item Heading		Location in this document	Page Number

19	Exhibits
	Exhibit 1	Articles of Association, incorporated by reference to our Form 6-K dated May 16, 2006
	Exhibit 2	Not applicable
	Exhibit 3	Not applicable
	Exhibit 4.1	Memorandum of Agreement, dated 25 October 2005, Telefonaktiebolaget LM Ericsson and Marconi Corporation plc incorporated by reference to our Form 20-F dated May 18, 2006
	Exhibit 4.2	Agreement and Plan of Merger Between Telefonaktiebolaget LM Ericsson (Publ), Maxwell Acquisition Corporation and Redback Networks Inc. Incorporated by reference to our Form 20-F dated June 7, 2007
	Exhibit 5	Not applicable
	Exhibit 6	Please see Notes to the Consolidated Financial Statements, Note C1 Significant Accounting Policies
	Exhibit 7	For definitions of certain ratios used in this report, please see Financial Terminology
	Exhibit 8	Please see Supplemental Information, Investments
	Exhibit 9	Not applicable
	Exhibit 10	Not applicable
	Exhibit 11	Our Code of Business Ethics and Conduct is included on our web site at http://www.ericsson.com/about/code_business_ethics/index.shtml
	Exhibit 12	302 Certifications
	Exhibit 13	906 Certifications
	Exhibit 14	Not applicable
	Exhibit 15.1	Consent of Independent Registered Public Accounting Firm
Exhibit 15.2

Consolidated Financial Statements of Sony Ericsson Mobile Communications AB, including the independent auditors’ report of PricewaterhouseCoopers AB regarding the financial statements of Sony Ericsson Mobile Communications AB.

	Exhibit 15.3	Consent of Independent Registered Public Accounting Firm for Sony Ericsson Mobile Communications AB

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended Annual Report on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

June 26, 2008

By:	/s/ ROLAND HAGMAN
Roland Hagman Vice President Group Function Financial Control

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General Counsel