Form 20-F
period 2008-12-31
ERICSSON LM TELEPHONE CO
filed 2009-04-29
CIK 717826

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2008

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

SE-164 83 Stockholm, Sweden

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares	The NASDAQ Stock Market LLC
B Shares*	The NASDAQ Stock Market LLC

*	Not for trading, but only in connection with the registration of the American Depositary Shares representing such B Shares pursuant to the requirements of the Securities and Exchange Commission

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP  ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒    Other  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☒    Item 18  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

FORM 20-F 2008 CROSS REFERENCE TABLE

Our Annual Report on Form 20-F consists of the Swedish Annual Report for 2008, with certain adjustments to comply with U.S. requirements, together with certain other information required by Form 20-F which is set forth under the heading Supplemental Information. The following cross reference table indicates where information required by Form 20-F may be found in this document.

Form 20-F Item Heading			Location in this document	Page Number
PART I
1	Identity of Directors, Senior Management and Advisers		Not applicable

2	Offer Statistics and Expected Timetable		Not applicable

3	Key Information
	A	Selected Financial Data	Five-Year Summary	5
			Supplemental Information
			Exchange Rates	217
	B	Capitalization and Indebtedness	Not applicable
	C	Reason for the Offer and Use of Proceeds	Not applicable
	D	Risk Factors	Risk Factors	135

4	Information on the Company
	A	History and Development of the Company	Board of Directors’ Report
			Summary	7
			Business Focus 2008	10
			Capital Expenditures (capex)	26
			Acquisitions and Divestments	32
			Notes to the Consolidated Financial Statements
			Note C26 Business Combinations	114
			Note C32 Events After the Balance Sheet Date	134
			Information on the Company
			Company History, Development and Strategy	143
			General Facts on the Company	146
			Organization	162
	B	Business Overview	Information on the Company	143
			Notes to the Consolidated Financial Statements
			Note C3 Segment Information	67
			Risk Factors	135
			Board of Directors’ Report
			Corporate Responsibility	34
	C	Organizational Structure	Information on the Company
			General Facts on the Company	146
			Supplemental Information
			Investments	228
	D	Property, Plants and Equipment	Information on the Company
			Manufacturing and Assembly	161

i

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Form 20-F Item Heading			Location in this document	Page Number
			Notes to the Consolidated Financial Statements
			Note C27 Leasing	118
			Board of Directors’ Report
			Capital Expenditures (capex)	26

4A	Unresolved staff comments		Not applicable

5	Operating and Financial Review and Prospects
	A	Operating Results	Board of Directors’ Report
			Business Results	14
			Information on the Company
			Market Trends	147
			Notes to the Consolidated Financial Statements
			Note C1 Significant Accounting Policies	45
			Note C2 Critical Accounting Estimates and Judgments	63
			Note C20 Financial Risk Management and Financial Instruments	103
			Supplemental Information
			Operating Results	217
			Risk Factors	135
	B	Liquidity and Capital Resources	Board of Directors’ Report
			Financial Position	22
			Cash Flow	25
			Financial Risk Management	29
			Notes to the Consolidated Financial Statements
			Note C19 Interest-bearing Liabilities	102
			Note C20 Financial Risk Management and Financial Instruments	103
			Note C25 Statement of Cash Flows	113
	C	Research and Development, Patents and Licenses, etc	Board of Directors’ Report
			Research and Development	30
			Information on the Company
			Innovation for Technology Leadership	145
			Intellectual Property Rights (IPR) and Licensing	145
	D	Trend Information	Board of Directors’ Report
			Business Results	14
			Information on the Company
			Market Trends	147
	E	Off-Balance Sheet Arrangements	Board of Directors’ Report
			Off Balance Sheet Arrangements	25

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Form 20-F Item Heading			Location in this document	Page Number
	F	Tabular Disclosure of Contractual Obligations	Board of Directors’ Report
			Material Contracts and Contractual Obligations	32

6	Directors, Senior Management and Employees
	A	Directors and Senior Management	Corporate Governance Report 2008
			Members of the Board of Directors	197
			Members of the Group Management Team	206
	B	Compensation	Notes to the Consolidated Financial Statements
			Note C17 Post-Employment Benefits	93
			Note C29 Information Regarding Employees, Members of the Board of Directors and Management	120
	C	Board Practices	Corporate Governance Report 2008
			Board of Directors	190
			Members of the Board of Directors	197
			Members of the Group Management Team	206
			Notes to the Consolidated Financial Statements
			Note C29 Information Regarding Employees, Members of the Board of Directors and Management	120
	D	Employees	Board of Directors’ Report
			Employees	29
			Five-Year Summary	5
			Notes to the Consolidated Financial Statements
			Note C29 Information Regarding Employees, Members of the Board of Directors and Management	120
	E	Share Ownership	Share Information
			Shareholders	170
			Corporate Governance Report 2008
			Members of the Board of Directors	197
			Members of the Group Management Team	206
			Notes to the Consolidated Financial Statements
			Note C29 Information Regarding Employees, Members of the Board of Directors and Management	120

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Form 20-F Item Heading			Location in this document	Page Number
7	Major Shareholders and Related Party Transactions
	A	Major Shareholders	Share Information
			Shareholders	170
	B	Related Party Transactions	Notes to the Consolidated Financial Statements
			Note C30 Related Party Transactions	132
	C	Interests of Experts and Counsel	Not applicable

8	Financial Information
	A	Consolidated Statements and Other Financial Information	Consolidated Financial Statements	41
			Please see also Item 17 cross references
			Report of Independent Registered Public Accounting Firm	40
			Notes to the Consolidated Financial Statements
			Note C4 Net Sales	73
			Board of Directors’ Report
			Legal and Tax Proceedings	33
			Supplemental Information
			Dividends	220
	B	Significant Changes	Notes to the Consolidated Financial Statements
			Note C32 Events after the Balance Sheet Date	134

9	The Offer and Listing
	A	Offer and Listing Details	Share Information
			Offer and Listing Details	167
	B	Plan of Distribution	Not applicable
	C	Markets	Share Information
			Stock Exchange Trading	166
	D	Selling Shareholders	Not applicable
	E	Dilution	Not applicable
	F	Expenses of the Issue	Not applicable

10	Additional Information
	A	Share Capital	Not applicable
	B	Memorandum and Articles of Association	Supplemental Information
			Memorandum and Articles of Association	219
	C	Material Contracts	Board of Directors’ Report
			Material Contracts and Contractual Obligations	32
			Notes to the Consolidated Financial Statements
			Note C32 Events After the Balance Sheet Date	134
	D	Exchange Controls	Supplemental Information
			Exchange Controls	223

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Form 20-F Item Heading			Location in this document	Page Number
	E	Taxation	Supplemental Information
			Taxation	223
	F	Dividends and Paying Agents	Not applicable
	G	Statement by Experts	Not applicable
	H	Documents on Display	Information on the Company
			Documents on Display	147
	I	Subsidiary Information	Not applicable

11	Quantitative and Qualitative Disclosures About Market Risk		Board of Directors’ Report
			Risk Management	27
			Notes to the Consolidated Financial Statements
			Note C20 Financial Risk Management and Financial Instruments	103

12	Description of Securities Other than Equity Securities		Not applicable

PART II

13	Defaults, Dividend Arrearages and Delinquencies		Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable

15	Controls and Procedures
	A	Disclosure Controls and Procedures	Corporate Governance Report 2008
			Disclosure Controls and Procedures	209
	B	Management’s annual report on internal control over financial reporting	Management’s Report on Internal Control Over Financial Reporting	216
	C	Attestation report of the registered public accounting firm	Report of Independent Registered Public Accounting Firm	40
	D	Changes in internal control over financial reporting	Corporate Governance Report 2008
			Disclosure Controls and Procedures	209

16	Reserved
	A	Audit Committee Financial Expert	Corporate Governance Report 2008
			The Audit Committee	194
	B	Code of Ethics	Corporate Governance Report 2008
			High Standards in Business Ethics	184
	C	Principal Accountant Fees and Services	Notes to the Consolidated Financial Statements
			Note C31 Fees to Auditors	133
			Corporate Governance Report 2008
			Audit Committee Pre-Approval Policies and Procedures	209
	D	Exemptions from the Listing Standards for Audit Committees	Corporate Governance Report 2008
			Independence Requirements	210
	E	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable

v

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Form 20-F Item Heading			Location in this document	Page Number
	F	Change in Registrant’s Certifying Accountant	Not applicable
	G	Corporate Governance	Corporate Governance Report 2008
			Independence Requirements	210

PART III

17	Financial Statements		Consolidated Income Statement	41
			Consolidated Balance Sheet	42
			Consolidated Statement of Cash Flows	43
			Consolidated Statement of Recognized Income and Expense	44
			Notes to the Consolidated Financial Statements	47
			Report of Independent Registered Public Accounting Firm	40

18	Financial Statements		Not applicable

19	Exhibits1)
	Exhibit 1		Articles of Association, incorporated by reference to our Form 6-K dated May 16, 2006
	Exhibit 2		Not applicable
	Exhibit 3		Not applicable
	Exhibit 4.1		Frame Agreement with STMicroelectronics N.V. on establishment of a JV
	Exhibit 5		Not applicable
	Exhibit 6		Please see Notes to the Consolidated Financial Statements, Note C1 Significant Accounting Policies	45
	Exhibit 7		For definitions of certain ratios used in this report, please see Financial Terminology	230
	Exhibit 8		Please see Supplemental Information, Investments	228
	Exhibit 9		Not applicable
	Exhibit 10		Not applicable
	Exhibit 11		Our Code of Business Ethics and Conduct is included on our web site at http://www.ericsson.com/ericsson/corporateresponsibility/ employees/code_businessethics.shtml
	Exhibit 12		302 Certifications
	Exhibit 13		906 Certifications
	Exhibit 14		Not applicable
	Exhibit 15.1		Consent of Independent Registered Public Accounting Firm
	Exhibit 15.2		Consolidated Financial Statements of Sony Ericsson Mobile Communications AB
	Exhibit 15.3		Consent of Independent Accountants

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

THIS IS ERICSSON IN 2008

As the world’s largest supplier of network equipment and related services to telecom operators, Ericsson has over 78,000 employees and customers in more than 175 countries. Innovation, technology leadership and sustainable business solutions advance a vision to be the prime driver in an all-communicating world. Long-term relationships with all major operators result in Ericsson serving well over 40 percent of all mobile subscribers. Ericsson manages a number of operator-owned networks with, altogether, 250 million subscribers globally. The Sony Ericsson joint venture is a major supplier of feature-rich mobile phones.

FINANCIAL RESULTS IN SHORT

•	Sales grew by 11 percent to SEK 209 billion

with global demand across the entire portfolio.

•	Operating margin was 11.4 (16.3) percent, excluding restructuring charges,

due to a gross margin decrease along with insignificant contribution from Sony Ericsson compared to 2007.

•	Earnings per share 49 percent lower, SEK 3.52,

negatively impacted by restructuring charges and Sony Ericsson.

•	Payment readiness improved from SEK 65 billion to SEK 85 billion at year end,

with working capital efficiency improvements.

KEY DEVELOPMENTS

•	650 million new mobile subscriptions added to reach the 4 billion mark.

•	Emerging markets fastest growing, with India and China now our largest markets.

•	Record year for GSM network shipments.

•	Weaker demand for replacement phones affecting mobile phone market but usage grew.

•	Mobile broadband took off with more than doubled subscriptions and peak data rates of 21 Mbps.

•	Joint venture to build leading position in semiconductors and platforms for mobile devices.

•	Multimedia investments start to pay off with especially good progress in Revenue Management and Service Delivery & Provisioning.

•	LTE established as first true global mobile standard.

•	Introduced new multi-standard radio base station.

•	Expanded presence in Silicon Valley to strengthen our position in IP technologies.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

DEAR FELLOW SHAREHOLDERS,

We may be living in uncertain times, but there’s one thing that gives me a strong belief in the future of our business: the majority of people worldwide appreciate the benefits that our products and services bring.

Mobile subscriptions have now reached the four billion mark, a remarkable achievement that reinforces our vision to be the prime driver in an all-communicating world. This was also the year that mobile broadband really took off and Ericsson was a key contributor to both of these milestones. As you can see from the results, our strategy and commitment to our vision are paying off.

Financially strong

We had a solid performance this year with robust sales growth and best-in-class margins. Ericsson’s strong financial position enables us to pursue strategic opportunities, such as quickly building a market-leading position in core mobile phone technologies from a joint venture with STMicroelectronics.

The turmoil within the financial markets is leading to a macroeconomic downturn that will eventually affect all parts of society. However, the vast majority of our customers are financially strong. Their networks are well dimensioned, but traffic is growing rapidly which drives the need for continued spending to maintain quality of service.

So far, our network and services businesses have hardly been affected at all by the financial markets’ turmoil. This is not to say we take the macro-economic situation lightly, as it would be unreasonable to believe that we will not be affected in some way. We are therefore accelerating our move to all-IP technology to reduce our costs and prepare for tougher times. As the cost reductions largely come from more efficient ways of working, our strategy and unique capabilities should be unaffected.

Weakening demand for replacement phones is, however, impacting Sony Ericsson, especially in Western Europe. The JV is adjusting to the deteriorating market conditions with significant cost reduction activities which will restore its capability for profitable growth.

Benefiting from long-term trends

Despite the current macro-economic environment, the fundamentals of our industry are sound and the underlying demand drivers remain intact. Today, mobile communication is just as essential to any nation’s infrastructure as water, transportation or electricity.

The socio-economic contributions of mobile communications are well demonstrated with the importance of broadband increasing. The US Senate Appropriations Committee estimates that for every USD 1 invested in broadband networks, USD 10 are returned to society. The returns could be even higher with mobile broadband networks as they are cheaper and faster to build than fixed networks.

Ericsson plays a vital role in bringing the benefits of mobile broadband to the majority of people around the world. People in many parts of the world will soon be able to accomplish things that were never possible before—share ideas and information whenever and wherever they want, get medical advice and e-learning, stay in touch with family and friends and much more.

In many ways, 2008 was the year of mobile broadband. Data traffic increased dramatically in mobile broadband networks built by Ericsson, particularly for operators using bundled tariffs or a flat fee structure. We delivered software enhancements that tripled peak data rates, enabling a user experience and cost similar to fixed broadband. Further enhancements are in the works.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

A new radio standard, Long Term Evolution (LTE), which offers even greater speeds, is now the first truly global mobile standard. However, GSM and WCDMA systems will coexist for some time and we have developed a new, more energy-efficient radio base station that also supports multiple standards.

What’s more, our services business gained market share and we now manage a variety of operator networks, serving some 250 million subscribers worldwide.

Trusted partner

Being a trusted partner means working closely with our customers to fully understand their strategic needs and intentions. Customers tell us that we earn our competitive advantage by actively listening, sharing and exploring ways to cooperatively develop the most efficient solutions. Our mobile communications infrastructure, technology leadership, and telecom services expertise are highly rated by our customers in independent studies. Trust in Ericsson helps us to outperform the market and places Ericsson well ahead of the competition.

In closing, I am very excited about the potential of the telecommunications industry to improve the quality of life in societies around the world. I take great pride in Ericsson’s role in making this happen.

Carl-Henric Svanberg

President and CEO

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

FIVE-YEAR SUMMARY

SEK million	2008		2007	2006	2005	2004
Income statement items
Net sales	208,930		187,780	179,821	153,222	131,972
Operating income	16,252		30,646	35,828	33,084	26,706
Financial net	974		83	165	251	-540
Net income	11,667		22,135	26,436	24,460	17,836

YEAR-END POSITION
Total assets	285,684		245,117	214,940	209,336	186,186
Working capital	99,951		86,327	82,926	86,184	69,268
Capital employed	182,439		168,456	142,447	133,332	115,144
Net cash	34,651		24,312	40,728	50,645	42,911
Property, plant and equipment	9,995		9,304	7,881	6,966	5,845
Stockholders’ equity	140,823		134,112	120,113	101,622	80,445
Minority interests	1,261		940	782	850	1,057
Interest-bearing liabilities and post-employment benefits	40,354		33,404	21,552	30,860	33,643

OTHER INFORMATION
Earnings, per share, basic, SEK	3.54		6.87	8.27	7.67	5.54
Earnings, per share, diluted, SEK	3.52		6.84	8.23	7.64	5.54
Cash dividends per share, SEK	1.85	1)	2.50	2.50	2.25	1.25
Stockholders’ equity per share, SEK	44.21		42.17	37.82	32.03	25.40
Number of shares outstanding (in millions)
—at end of period, basic	3,185		3,180	3,176	3,173	3,167
—average, basic	3,183		3,178	3,174	3,169	3,166
—average, diluted	3,202		3,193	3,189	3,181	3,179
Additions to property, plant and equipment	4,133		4,319	3,827	3,365	2,452
Depreciation of property, plant and equipment	3,108		3,121	3,007	2,804	2,434
Acquisitions/capitalization of intangible assets	1,287		29,838	18,319	2,250	1,950
Amortization of intangible assets	5,006		5,433	4,237	3,269	4,452
Research and development expenses	33,584		28,842	27,533	24,059	23,421
—as percentage of net sales	16.1%		15.4%	15.3%	15.7%	17.7%

RATIOS
Operating margin	7.8%		16.3%	19.9%	21.6%	20.2%
Operating margin excluding Sony Ericsson	8.0%		12.5%	16.7%	20.1%	18.6%
EBITDA margin	11.9%		20.8%	24.1%	25.4%	25.5%
Cash conversion	92%		66%	57%	47%	80%
Return on equity	8.2%		17.2%	23.7%	26.7%	24.2%
Return on capital employed	11.3%		20.9%	27.4%	28.7%	26.4%
Equity ratio	49.7%		55.1%	56.2%	49.0%	43.8%
Capital turnover	1.2		1.2	1.3	1.2	1.2
Inventory turnover	5.4		5.2	5.2	5.1	5.7
Trade receivables turnover	3.1		3.4	3.9	4.1	4.1
Payment readiness, SEK million	84,917		64,678	67,454	78,647	81,447
—as percentage of net sales	40.6%		34.4%	37.5%	51.3%	61.7%

STATISTICAL DATA, YEAR-END
Number of employees	78,740		74,011	63,781	56,055	50,534
—of which in Sweden	20,155		19,781	19,094	21,178	21,296
Export sales from Sweden, SEK million	109,254		102,486	98,694	93,879	86,510

1)	For 2008, as proposed by the Board of Directors.

For definitions of the financial terms used, see Financial Terminology.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

LETTER FROM THE CHAIRMAN

Dear shareholder,

This year was marked by a series of dramatic macro-economic events which has created a difficult time for the world economy. However, Ericsson remains well positioned and strong relative to its peers and I can assure you that all Ericsson employees are working hard to bring value to customers—the ultimate path to success for the Company and in turn for you.

Ericsson’s situation today is quite different from what it was during the market downturn earlier this decade. The Company now has a healthy balance sheet and strong cash position. In addition, Ericsson refinanced maturing loans and secured new loans before the financial market collapse—a decision that now offers benefits in terms of greater liquidity, making it possible to pursue opportunities created by the market situation.

Ericsson’s strategy to leverage its leading position and technological prowess to invest in future growth areas remains unchanged. However, adjustments to the global macro-economic environment will be necessary in the near term and the Company’s cost base will be reduced to maintain margins. Utmost care will be given to preserve Ericsson’s longer-term prospects and technology leadership.

The Board work in 2008 had a significant focus on strategic matters. A major decision was taken to form a joint venture, merging Ericsson’s mobile platform activities and STMicroelectronics’ NXP-Wireless unit, to create a world-leading company in semiconductors and platforms for mobile applications. The JV will build on the current relationship and will have a strong combined offering and a broad customer base.

Operator and consumer sensitivity to the macro-economy is an important factor for Ericsson, closely monitored by the Board. The main impact observed so far has been a weakening demand for new mobile phones and the Sony Ericsson management is aggressively addressing this development, with significant cost reductions underway to restore profitability.

The debate around executive compensation has recently intensified following the macro-economic developments. Benchmarking with similar global companies shows that we have a conservative, but still competitive compensation scheme that rewards performance and aligns employee interests with the interests of shareholders.

Our principles for employee remuneration—performance, competitiveness, fairness—mirrors Ericsson’s core values of respect, professionalism and perseverance. I am confident that these principles are appropriate and reasonable even during these uncertain times.

The demand for mobile communications should only increase with technological advancements lowering costs for affordability to more and more consumers. By making mobile communications available to everyone, Ericsson is fundamentally contributing to socio-economic development in emerging markets and to a better environment globally. I am particularly proud of this accomplishment and encourage the Company to continue on this path.

I sincerely appreciate your support during the year.

Michael Treschow

Chairman of the Board

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

BOARD OF DIRECTORS’ REPORT

This Board of Directors’ Report is based on Ericsson’s consolidated financial statements, prepared in accordance with IFRS. The application of reasonable but subjective judgments, estimates and assumptions to accounting policies and procedures affects the reported amounts of assets and liabilities and contingent assets and liabilities at the balance sheet date as well as the reported amounts of revenues and expenses during the reporting period. These amounts could differ materially under different judgments, assumptions and estimates. Please see Note C2—“Critical Accounting Estimates and Judgments” (p. 63).

Also non-IFRS measures are used to provide meaningful supplemental information to the IFRS results. Non-IFRS measures are meant to facilitate analysis by indicating Ericsson’s underlying performance, however, these measures should not be viewed in isolation or as substitutes to the IFRS measures. A reconciliation of non-IFRS measures with the IFRS results can be found on page 21.

This report includes forward looking statements subject to risks and uncertainties. Actual developments could differ materially from those described or implied. Please see “Forward-looking Statements” (p. 164), “Risk Factors” (p. 135) and “Uncertainties in the future” (p. 215).

The external auditors review the quarterly interim reports, perform audits of the annual report and report their findings to the Board and its Audit Committee.

The terms “Ericsson”, “the Group”, “the Company”, and similar all refer to Telefonaktiebolaget LM Ericsson and its subsidiaries. Unless otherwise noted, numbers in parentheses refer to the previous year (i.e. 2007).

SUMMARY

Increased sales by 11 (4) percent despite financial turmoil

•	Operating margin was 11.4 (16.3) percent excluding restructuring charges and 7.8 (16.3) percent including restructuring charges.

•	Net income attributable to shareholders of the Parent Company was SEK 11.3 (21.8) billion, and earnings per share (diluted) were SEK 3.52 (6.84).

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

•

Cash flow from operating activities was SEK 24.0 (19.2) billion. Cash flow before financing activities was SEK 15.4 (-8.3) billion including acquisitions/divestments (net) of SEK 0.6 (-26.2) billion (cash flow effect).

•	A cash conversion rate of 92 (66) percent was achieved, well above the target of at least 70 percent.

Strong performance in strategically important areas

A significant number of new or expanded agreements to supply network equipment and/or related services to operators globally were announced. The aggregate value of these agreements was the highest in five years.

•	Leveraged mobile systems scale advantages:

The Company increased its mobile systems market share, especially in emerging markets.

•	Strengthened position in fixed broadband access and IP routing:

The Company strengthened its position within the Networks segment with a newly formed product area headquartered in Silicon Valley.

•	Networks’ margins have started to improve:

A more favorable balance between new networks relative to expansions and upgrades.

•	Higher proportion of software sales:

Sales of software and Intellectual Property Rights (IPR) continues to gain importance.

•	Increased market share in Professional Services:

New managed services contracts, in particular, contributed to the increased market share.

•	Maintained top tier in mobile phones:

With challenging business conditions, Sony Ericsson achieved breakeven results for the full year, excluding restructuring charges.

•	Good progress in Multimedia:

The Company continues to invest for a leading market position in networked media and IP-based applications and services.

•	Divestments and new joint venture:

During the year, the PBX part of the Enterprise business was divested. Plans to form a joint venture for mobile platforms and semiconductors with STMicroelectronics were announced.

Solid financial position

Although Ericsson is well positioned and remains strong among its peers, there are several challenges to overcome in the near future. It is difficult to predict how consumer spending will change and the effect this may have on operator activities. The macro-economic development is negatively impacting Sony Ericsson but so far, Ericsson’s infrastructure-related business has hardly been affected. However, it is likely that in due course this business will also be affected. Cost adjustment plans have been decided and actions are already underway in preparation for such a development.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

VISION AND STRATEGY

Ericsson’s vision of an all-communicating world is rapidly becoming a reality as the convergence of telecommunications, Internet and media industries gains momentum.

By helping operators to develop and improve their networks to efficiently handle multimedia capabilities, Ericsson is creating a world in which any person can have affordable access to information, entertainment, social communities and more, whenever and wherever wanted. In the course of making people’s lives easier and more productive Ericsson is spurring socio-economic development which brings the Company’s vision ever closer to reality.

Our strategy is driven by the competitive dynamics of the network equipment market and Ericsson’s position, the combination of which gives rise to three strategic imperatives:

•

Economies of scale and scope are prerequisites for sustainable value creation. Industry standards govern product design and functionality, making it difficult for equipment suppliers to differentiate on product capabilities alone.

•

The bargaining power of equipment suppliers depends primarily on their installed base. Operators not only look for the best products but also for long-term business partnerships that they can rely on to deliver end-to-end solutions for lower total cost of ownership, or the ability to minimize time-to-market, or the strength of professional services capabilities, or access to world-class subject matter experts. If the incumbent supplier is performing well, operators are reluctant to seek alternatives.

•	Primary end-to-end suppliers with well-entrenched local presence, backed up by global resources and a proven track record, have a competitive advantage.

Attainment of the strategic imperatives is essential to the success of Ericsson but the business model creates high fixed costs and requires significantly high working capital to sales. With this in mind along with the Company’s ambition to be the prime driver in an all-communicating world, operations have been divided into segments that create competitive advantage and best meet the needs of Ericsson’s global customer base.

Networks—technology leadership, a broad product portfolio and scale enable Ericsson to excel in meeting the coverage, capacity and network evolution needs of fixed and mobile operators.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Services—expertise in network design, rollout, integration, operation and customer support within a global structure with robust local capabilities enable Ericsson to better understand and respond to the unique challenges of each customer and capitalize on the trend to outsource a broader range of activities to network equipment suppliers.

Multimedia—innovative application platforms, service delivery and revenue management solutions combined with leading content developer and application provider relationships enable Ericsson to uniquely help customers create exciting new and differentiated multimedia services.

Phones—The complementary strength of Sony Ericsson further enhances Ericsson’s consumer perspective for superior end-to-end offerings.

The synergies generated by the combined strengths of the segments differentiate Ericsson through a continuous focus on operational excellence to better leverage an economy of scale in technology development as well as in product and service delivery and customer support.

The three strategic imperatives show Ericsson’s business dynamics and their effects on results. With its scale advantage secured by being the primary supplier to more operators, the Company plans to balance growth with margins, focus on leveraging expanded primary supplier relationships and return to higher profitability levels.

BUSINESS FOCUS 2008

Reaching more people

Ericsson helped to bring telecommunications to many consumers that previously could not afford service or lived outside the coverage area. The Company implemented alternative energy solutions for radio base stations in remote areas. Ericsson radio technology requires fewer cell sites for high-quality coverage. In these ways, Ericsson uses technology to reduce network operators’ total cost of ownership, which enables them to expand coverage and reach more consumers in new geographic areas.

Increasing speed and capacity

Ericsson is at the forefront of broadband technology development with solutions to meet the growing broadband traffic demand from business and residential customers. During the year, the Company introduced a

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

100 GbE (gigabit Ethernet) transport enhancement to existing WDM (Wavelength Division Multiplexing) solutions and deployed a nationwide optical WDM network in Germany, that enables 40 Gbps (gigabit per second) connections. The first commercial 21 Mbps (Megabit per second) mobile broadband services were launched and the Company demonstrated the world’s first end-to-end HSPA solution with speeds of up to 42 Mbps. The world’s first commercially available LTE-capable mobile platform was introduced, with peak data rates of up to 100 Mbps in the downlink and up to 50 Mbps in the uplink. With four times the bandwidth of existing systems, the world’s first 10 Gbps Gigabit Passive Optical Network (GPON) system for IPTV was demonstrated.

Expanding Ericsson’s role

Ericsson is to supply, build, integrate, operate and manage broadband communications infrastructure for Saudi Arabia’s high-tech flagship, King Abdullah Economic City. The sole-supplier agreement with Emaar, developer of the smart-city project, breaks new ground in Saudi Arabia as Ericsson’s first GPON-enabled IPTV contract; the first contract where Ericsson provides systems integration and network rollout services for fiber optic solutions and fixed-network IMS. The contract brings together products from Ericsson’s major acquisitions—Entrisphere, Marconi, Redback and Tandberg Television—and the Company’s telecom services portfolio.

Preparing for the future

Each year, Ericsson’s ConsumerLab conducts more than 40,000 interviews, representing opinions and behavior of over 1 billion people. This valuable insight on consumer trends is incorporated into product development, sales and marketing, and is provided to operators for them to better understand their customers’ needs. The Company also works with entrepreneurial developers to bring new multimedia services to the mobile environment. Internally, the Ericsson strategy function is working with scenarios for market and technology developments with a mid- term, i.e. five-year horizon, as well as a longer term, i.e. 10–15 year view.

GOALS AND RESULTS

Our ultimate goal is for the Company to generate growth and a competitive profit that is sustainable over the longer term. Ericsson aims to be the preferred business partner to its customers. As the market leader, the

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Company develops superior products and services that provide competitive advantages. In addition, when Ericsson’s network equipment and associated services are combined with multimedia solutions and mobile handsets from the Sony Ericsson joint venture, the scope of Ericsson’s operations extends to complete end-to-end telecommunication solutions.

The Company performance is monitored according to three fundamental metrics: value creation, customer satisfaction and employee satisfaction. We believe that highly satisfied customers along with empowered and motivated employees help to assure an enduring capability for competitive advantage and value creation. The Company’s objective is to have a faster than market sales growth, a best-in-class operating margin and a healthy cash conversion.

Shareholder value creation

Although margins remain below recent historic levels, the Company is strengthening its market position and continues to perform better than its peers. A strong balance sheet, flexible operational model and strengthened industry-leading position provide the means for handling any near-term macro-economic pressure. In the longer term, the increased market share and footprint enlarges the opportunity for future sales of expansions and upgrades.

Management has several metrics by which they measure the Company’s progress relative to its ambitions:

•

Increase sales at a rate faster than the market growth. Although the mobile systems market is likely to have exceeded the expectation of slight or no growth in USD terms, Ericsson’s networks’ sales grew much faster, at 10 percent. Ericsson’s Professional Services sales grew by 13 (19) percent in local currencies, compared with an estimated market growth of approximately 10 percent.

•

Deliver best-in-class operating margin, i.e. better than the main competitors. Operating margin for the Group, excluding Sony Ericsson and excluding restructuring charges, was the highest among its main publicly listed competitors, based on their reported and estimated results.

•

Generate cash conversion of over 70 percent. The cash conversion for 2008 was 92 (66) percent. Reflecting an increased focus on cash flow, this longer-term target (i.e. 3–5 years) was first communicated during 2007.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Customer and employee satisfaction

Every year, a customer satisfaction survey is independently conducted in which approximately 9,300 (9,000) employees of some 380 (380) fixed and mobile operators around the world are polled to assess their satisfaction with Ericsson compared to its main peers. Ericsson maintained a level of excellence.

Every year, also an employee survey is independently conducted. In 2008, 90 percent of employees participated in the survey. The results show that Ericsson has maintained a level considered excellent by external benchmarking. The Human Capital Index, which measures employee contribution in adding value for customers and meeting business goals, was the same as for 2007. See graphs below.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

BUSINESS RESULTS

Group sales grew 11 (4) percent, driven by higher Networks and Professional Services sales. Fluctuations in foreign exchange rates had a rather significant negative effect on reported sales during the first nine months of the year although the trend shifted in the fourth quarter, resulting in a limited effect for the full year.

GROUP SALES

SEK billion	2008	2007	Percent change
Sales	208.9	187.8	11%
of which Networks	142.0	129.0	10%
of which Professional Services	49.0	42.9	14%
of which Multimedia	17.9	15.9	13%

In an increasingly challenging macro-economic environment, the Company adjusts its cost base continuously. The cost reduction targets launched in 2008 were exceeded. In February 2008, a cost reduction plan of SEK 4 billion in annual savings was announced, including estimated charges of the same size. All activities with related charges were launched by the third quarter, and it was announced that further charges would be made in the fourth quarter. Charges for the full year 2008 amounted to SEK 6.7 billion In total. This has resulted in annual savings of approximately SEK 6.5 billion from year end. We will continue to reduce costs, across all parts of the company at the same pace as in 2008 with restructuring charges of SEK 6–7 billion, targeting annual savings of SEK 10 billion from the second half of 2010, with an equal split between cost of sales and operating expenses.

Our strategy for these further cost reductions is to leverage the synergies between different technologies, in-house and acquired, and take advantage of the opportunities from the transformation to all-IP. The number of software platforms will be reduced and the re-use of hardware increased. In addition, certain activities will be moved to low-cost countries. This will result in a reduction in the number of consultants and other temporary staff, consolidation of R&D sites and layoffs. As the savings are largely the result of more efficient ways of working, the Company’s strategy will remain intact and Ericsson’s unique capabilities should not be affected.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Networks

Segment Networks

SEK billion	2008	2007	Percent change
Sales	142.0	129.0	10%
of which network rollout	21.5	18.5	16%
Operating income	11.1	17.4	–36%
Operating margin	8%	13%	—
Operating margin*	11%	13%	—

*	excl. restructuring charges

Mobile network buildouts, especially in high-growth markets, continue to represent the majority of sales. Sales of mobile broadband solutions increased during the year, driven by consumer need for higher speeds and better coverage. WCDMA deployments have intensified in general, especially in certain regions like the Americas, which has affected the business in a favorable way. Ericsson’s market share, as a percentage of operator spending for GSM/WCDMA, remains in the mid-forties. GSM sales were flat and WCDMA sales increased.

Networks’ business continues to grow where network buildouts and break-in contracts are predominant and price competition is most intense.

Although margins have started to improve, the proportion of buildouts of new networks in high-growth markets, including accelerating volumes in India, remains high and continues to pressure Networks’ margins.

While some parts of the network equipment market declined this year, the mobile broadband equipment market continues to show good growth.

Mobile packet core, mobile softswitching and backhaul transmission also showed good growth, driven by the migration to all-IP.

With 3G subscribers providing significantly higher Average Revenue Per User (ARPU) than 2G, operators will most likely keep their mobile broadband plans and continue to invest.

The majority of circuit-switched core network sales are now from softswitch solutions with healthy and stable margins. Ericsson is established as a clear technology and industry leader in the global softswitch market. The Company has advanced its market position even further with the introduction of a new-generation softswitch, based on blade cluster technology. Ericsson has the largest installed base of softswitches, providing a solid business from telephony and multimedia communications. The future growth areas in core networks will increasingly be the next-generation User and Service Management and IP Multimedia Subsystem (IMS) based applications.

Sales of optical and microwave transmission systems to fixed as well as mobile operators grew in line with the market. The Company’s ambition to grow faster than the market remains. Thus Ericsson is investing in sales and marketing to enable it to sell a broader portfolio.

Ericsson’s MINI-LINK micro-wave radio systems, complemented with the wireline access and optical portfolio, is an essential part of mobile broadband rollout, thus enabling increased sales of fixed network products by leveraging Ericsson’s strong mobile position.

Operators are evolving from legacy circuit-switched networks to IP, in both fixed and mobile networks, due to need for increased flexibility and cost savings. Ericsson’s routing technology and solutions from Redback enable operators to migrate to IP, allowing them to fully leverage investments in legacy technology.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Redback is the platform for Ericsson to combine and focus all of its IP efforts under one organization, headquartered in Silicon Valley. IP technology gives operators lower cost and is reinforced in all mobile and fixed standardization bodies. As a result, operators continue to evolve from legacy TDM and ATM networks to IP, in both fixed and mobile networks. Redback Networks returned to growth, now in more diverse market segments mainly as a result of synergies with Ericsson’s sales and marketing organization. This indicates a growing acceptance of Redback technology in additional market segments, which expands the addressable market and creates an environment conducive to revenue acceleration.

We remain optimistic regarding growth opportunities for all-IP networks with IP routing, IMS, broadband access and transmission. The Company continues to invest in these areas, with the ambition to be the first vendor to combine fixed and mobile networks on one platform—offering operators significant savings and new revenue opportunities.

Professional Services

Segment Professional Services

SEK billion	2008	2007	Percent change
Sales	49.0	42.9	14%
of which managed services	14.3	12.2	17%
Operating income	6.3	6.4	—
Operating margin	13%	15%	—
Operating margin*	16%	15%	—

*	excl. restructuring charges

Professional Services sales were particularly encouraging, growing at 14 percent to SEK 49.0 billion. Growth measured in local currencies amounted to 13 percent compared with an estimated market growth of some 10 percent. Managed services sales grew by 17 percent to SEK 14.3 (12.2) billion, as the Company continued to win contracts for network operations and hosting services. Ericsson is a clear leader in Managed Services and at year end 2008, Ericsson-managed network operations served approximately 250 (185) million users.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Ericsson won several breakthrough managed services deals during the year, including an agreement with Mobily in Saudi Arabia (one of the largest managed services contracts in the Middle East), managed operations for TDC in Denmark (the largest Nordic full-scope managed services contract), and managed operations for the shared network between 3UK and T-Mobile (Mobile Broadband Network Limited, MBNL) in the UK. In addition, more than 1,000 systems integration projects were carried out during the year, including a prime integrator contract for Telefonica across Latin America for a revenue assurance solution, end-to-end IPTV integration for OTE, Greece, telecom management transformation consulting for T-Mobile, Germany, and a number of IMS and softswitch integrations.

Operating margin is stable in the mid-teen range despite the higher proportion of managed services. This is mainly due to successful transformation of operations undertaken to the Ericsson ways of working and continuous cost optimization with a focus on operational excellence.

Common challenges faced by operators today are business growth, operational efficiency and network evolution towards IP. In a converging communications world, new complexity in business models must also be added to the challenges.

This creates services opportunities for Ericsson. Services expertise and experience, in combination with technology leadership and business understanding enable partnering with customers to take on a prime integrator role in complex deployment and transformation projects. The Company also support operators in creating an efficient environment for consumer service delivery through network and systems integration expertise. The largest opportunity in meeting operator challenges is in managed services, providing efficiency gains and cost control.

During the year, more than 60 percent of the Professional Services business was recurring. As the professional services market develops there are many opportunities for project business, but operators are also seeking longer-term partnerships to build competitive edge. Combined with an increasing managed services market, this will help sustain a healthy level of recurring business for Ericsson.

An overall enabler of growth and efficiency is our continuous work to improve processes, methods and tools. This, together with a strategically dimensioned and staffed services delivery organization, is what brings excellence to our operations. During the year, two new global service delivery centers were opened, another evolutionary step in Ericsson’s strategy for developing global and local service and delivery capabilities, ensuring business readiness for the global market with increasing focus on emerging markets.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Multimedia

Segment Multimedia

SEK billion	2008	2007	Percent change
Sales	17.9	15.9	13%
Operating income	-0.1	-0.1	13%
Operating margin	-1%	-1%	—
Operating margin*	1%	-1%	—

*	excl. restructuring charges

Multimedia sales increased by 16 percent for comparable units, i.e. excluding divestment of the enterprise PBX operations. Revenue Management and Service Delivery & Provisioning continued to show good growth while the mobile platform business was starting to experience effects of the weakening handset market. Operating income includes a SEK 0.8 billion gain from the divestment of shares in Symbian. The segment is operating on a breakeven level due to investments to build a leading position in IPTV, Consumer & Business Applications and Multimedia Brokering.

This was a year of consolidation and focusing the organization in a number of prioritized areas. As part of this effort, the PBX part of the enterprise offering was divested. The retained parts provide solutions to operators to address the enterprise segment. In addition, the Company announced plans to form a joint venture with STMicroelectronics, in order to establish a world leader in mobile platforms and wireless semiconductors. With these changes, the segment is now focusing exclusively on multimedia solutions for network operators and service providers.

TV Solutions made good progress with new business development, especially with the launch of the world’s first IMS-integrated IPTV middleware—an end-to-end IPTV solution that supports ease of integration and delivers vendor choice for operators. Ericsson was selected by Hellenic Telecommunications Organization (OTE SA) to act as the end-to-end IPTV systems integrator, solutions provider and business consultant.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

The multimedia market is quickly evolving with converging industries (telecom, media and Internet), technologies and payment options. End-to-end revenue management solutions must handle convergent technologies including IP-based broadband services, a variety of business models and partner relationships, as well as be payment-option agnostic. Ericsson acquired LHS to form a strong constellation of prepaid and postpaid solutions to capture this opportunity. Ericsson’s solutions for real-time charging and mediation, and billing and customer care solutions, make it a leader in revenue management and significantly strengthen the overall multimedia offering.

Within segment Multimedia, Revenue Management (including LHS), Service Delivery & Provisioning and TV solutions account for the majority of sales and generate good growth and margins. TV solutions (including Tandberg Television) have now established Ericsson in the TV space. The strategy is to leverage these leading positions and invest in new areas for future growth, such as IPTV, Consumer & Business Applications and Multimedia Brokering.

Sales opportunities for Multimedia show a positive trend and even though the segment is well established, Ericsson continues to invest in R&D in new business opportunities which affects profitability in the near term.

Phones

See Sony Ericsson Mobile Communications under Partnerships and joint ventures.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Regional overview

Sales Per Region and Segment 2008

SEK billion	Net- works	Prof. Services	Multi- media	Total	Percent change
Western Europe	25.6	18.6	7.4	51.6	–2%
CEMA1)	38.4	9.8	4.9	53.1	9%
Asia Pacific	49.8	10.5	3.0	63.3	16%
Latin America	16.1	5.5	1.4	23.0	25%
North America	12.1	4.6	1.2	17.9	34%

Total	142.0	49.0	17.9	208.9	11%

Share of total	68%	23%	9%	100%
Percent Change	10%	14%	13%	11%

1)	Central and Eastern Europe, Middle East and Africa.

Western Europe sales decreased by 2 (1) percent with increased sales of professional services and mobile broadband network equipment still more than offset by lower sales of GSM. The high demand for mobile broadband and professional services is expected to continue as is the decline for GSM. The macro-economic development is affecting consumer spending with a weakening demand for replacement handsets. Mobile phone usage appears to be unaffected, requiring operator spending to maintain network quality of service.

In Central and Eastern Europe, Middle East and Africa (CEMA), sales grew by 9 (5) percent driven by continued 2G buildouts in many markets while a strong growth in Russia was driven by ongoing 3G rollouts. Many countries within the CEMA region have low penetration levels, similar to the rural areas of other emerging markets in Latin America and Asia Pacific. Most of Central and Eastern Europe have GSM penetration levels on par with Western Europe. Although initial deployments of 3G are rapidly spreading throughout the region, GSM is expected to remain the predominant technology for the foreseeable future due to affordability of handsets.

Asia Pacific became Ericsson’s largest region with a sales increase of 16 (14) percent even though political unrest in certain countries within the region negatively affected sales growth. The Company expanded its leading position in India which is now Ericsson’s largest and fastest growing market. The Chinese market rebounded after the Olympic Games and 3G licenses are to be awarded in the beginning of 2009 with rollouts expected to start shortly thereafter. Although Chinese suppliers have increased their domestic market share, Ericsson has maintained its strong market position in China. Japan and Indonesia also showed strong development and are now among Ericsson’s largest markets.

Latin American sales increased 25 (12) percent. Growth was driven by a combination of GSM enhancements and 3G buildouts. Professional Services also contributed strongly to the growth. Mexico and Brazil showed especially strong development with no signs of slow-down. The strong growth reported from the region over the last couple of years is not sustainable and will eventually moderate to more normal levels.

North American sales increased by 34 (–15) percent and have stabilized at a higher quarterly level following the reduction of GSM spending in 2007. The recorded slower growth in the fourth quarter is mainly an effect of a tough year-over-year comparison despite positive effects of the increasing USD exchange rate. The full-year effects from changes in currency exchange rates were limited. Mobile broadband is now well established with good consumer take-up, which is driving continued rollouts as well as capacity enhancements.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

FINANCIAL RESULTS OF OPERATIONS

Abbreviated Income Statement with Reconciliation IFRS—Non-IFRS Measures

Total SEK billion	IFRS 2008	Restructuring charges	Non-IFRS measures 2008	IFRS 2007
Net sales	208.9	—	208.9	187.8
Cost of sales	-134.6	2.5	-132.1	-114.1

Gross income	74.3	2.5	76.8	73.7
Gross margin %	35.5%		36.8%	39.3%

Operating expenses	-60.6	4.2	-56.4	-52.0
Opex as % of sales	29%		27%	28%

Other operating income and expenses	3.0	—	3.0	1.7
Share in earnings of JV and associated companies	-0.4	0.9	0.5	7.2

Operating income	16.3	7.6	23.9	30.6
Operating margin %	7.8%		11.4%	16.3%

Less share in Sony Ericsson	-0.5	0.9	0.4	7.1

Operating income excl Sony Ericsson	16.8	6.7	23.5	23.5
Operating margin % excl Sony Ericsson	8.0%		11.3%	12.5%

Non-IFRS measures are used in the income statement to provide meaningful supplemental information to the IFRS results. Since there were significant restructuring costs during 2008, but with relatively little benefit and consequently a significant impact on reported results and margins, and as there were insignificant restructuring charges in 2007, non-IFRS measures excluding restructuring charges are presented to facilitate analysis by indicating Ericsson’s underlying performance. However, these measures should not be viewed in isolation or as substitutes to the IFRS measures.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Sales grew 11 percent to SEK 208.9 (187.8) billion

The sales growth was driven by strong demand across the portfolio and across all regions, with the exception of Western Europe. Fluctuations in currency exchange rates had a limited effect on reported sales for the full year.

Gross margin decreased to 36.8 (39.3) percent, excluding restructuring charges

The decline is due to a business mix with high proportion of network rollout projects which often also include significant third party content. A higher proportion of managed services sales with lower than group average gross margins contributed to the decline.

Excluding restructuring charges, operating income declined by 22 percent to SEK 23.9 (30.6) billion with an operating margin of 11.4 (16.3) percent

The main reasons are the decline in gross income, and a negative contribution from Sony Ericsson of SEK –0.5 billion, compared with SEK 7.1 billion in 2007.

Excluding also the result in Sony Ericsson, operating margin decreased less, to 11.3 (12.5) percent, reflecting the significant difference in the Sony Ericsson contribution compared to 2007.

Earnings per share (EPS) diluted SEK 3.52 (6.84) down 49 percent

Earnings Per Share (EPS)

	2008	2007
EPS diluted	3.52	6.84	*

*	A reverse split was made in June 2008. Comparative numbers are restated.

EPS declined substantially as EPS includes restructuring charges. Based on Ericsson’s strengthened market position relative to its peers, the Board considers the underlying earnings capacity and the financial position to be strong and proposes a dividend also for 2008, however reduced to SEK 1.85 (2.50) per share.

FINANCIAL POSITION

Consolidated Balance Sheet (Abbreviated)

December 31, SEK billion	2008	2007
ASSETS
Non-current assets, total	87.2	87.0
Current assets, total	198.5	158.1
—of which trade receivables	75.9	60.5
—of which inventory	27.8	22.5
Total assets	285.7	245.1

EQUITY AND LIABILITIES
Equity	142.1	135.0
Non-current liabilities, total	39.5	32.4
Current liabilities, total	104.1	77.7
—of which trade payables	23.5	17.4
Total equity and liabilities1)	285.7	245.1

1)	Of which interest-bearing liabilities and post-employment benefits were SEK 40.4 billion (SEK 33.4 billion in 2007).

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Net cash SEK 34.7 (24.3) billion

The improved net cash position is largely a result of the favorable cash flow from operations reflecting working capital efficiency improvements. Payment readiness was considerably strengthened from SEK 65 billion at the end of 2007 to SEK 85 billion at year end.

Working Capital SEK 100 (86) billion

Results of ongoing efforts to improve working capital efficiencies relating to receivables, inventories and payables have been partly offset by strong movements in currency translation effects. The improvement of cash contributed to the increase in working capital.

Days Sales Outstanding (DSO) 106 (102) days

High sales in the second half of the year as well as payment terms in network buildout contracts with retention of payments until provisional and final acceptance have led to an increase in DSO. The Company has initiated a number of actions to improve such terms. However, adjusted for currency effects, DSO showed a slight decrease compared to 2007.

Payable days 55 (57) days

The slight deterioration is mainly a reflection of the vendor mix, with shorter payment cycles related to subcontracted service providers for network rollout services, in combination with a higher proportion of such contracts.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Inventory Turnover (ITO) 5.4 (5.2) times

Overall inventory turnover was improved slightly, with faster turnover in both product supply and customer order work in process, partly offset by the higher proportion of work in progress inventory.

Return on Equity (ROE) 8.2 (17.2) percent

The return on equity, including restructuring charges, developed unfavorably. This development is a major reason for the continued efforts to improve profitability through continued focus on a more competitive product portfolio, harvesting of market share gains and of acquisitions made as well as continued cost reductions.

Return on Capital Employed (ROCE), excluding restructuring charges, 16 (21) percent

The decline is mainly a result of an increase in capital employed in combination with the reduced gross margin and the lower Sony Ericsson result which have reduced the operating income. ROCE improvements are being addressed in the Company’s restructuring and capital efficiency activities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Debt maturity profile

Ericsson´s cash position of SEK 75 billion is currently deemed to be sufficient to cover any short- and medium-term cash needs including debt repayment of USD 483 million and EUR 471 million maturing in 2009 and 2010 respectively. During the year, maturing debt was refinanced with the European Investment Bank (EIB) with a SEK 4 billion loan maturing in 2015, to support R&D activities. In addition to cash in the balance sheet, there is an undrawn committed credit facility of USD 2 billion (maturing 2014) in place as a liquidity reserve.

Credit Ratings

The Company’s credit rating was maintained at “solid investment grade” by both Moody’s and Standard & Poor’s.

On March 3, 2009, Standard & Poor’s changed outlook from negative to stable.

Off balance sheet arrangements

There are currently no material off-balance sheet arrangements that have or would be reasonably likely to have a current or anticipated effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CASH FLOW

Cash Flow (Abbreviated) January–December

SEK billion	2008	2007
Net income reconciled to cash	26.0	29.3
Changes in operating net assets	-2.0	-10.1
Cash flow from operating activities	24.0	19.2
Cash flow from investing activities	-8.5	-27.5
Cash flow before financing activities	15.5	-8.3
Cash flow from financing activities	-7.2	6.3

Cash conversion1)	92%	66%

1)	Cash flow from operating activities divided by net income reconciled to cash.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Cash flow from operations SEK 24.0 (19.2) billion

The improvement from last year is largely attributable to a more favorable development of net operating assets which grew substantially less than Net Sales, as a result of increased focus on working capital management. In 2008 Ericsson received SEK 3.6 (3.9) billion in dividends from Sony Ericsson.

Cash flow from investing activities SEK –8.5 (–27.5) billion

During 2008, the Company divested/acquired operations with less than SEK 1 (–26) billion net cash received. This is partly offset by short-term investments of SEK –7.2 (3.5) billion related to cash management.

Cash flow from financing activities SEK –7.2 (6.3) billion

The negative cash flow is largely attributable to the dividend paid to shareholders. Maturing borrowings were largely refinanced through a new loan with the European Investment Bank (EIB) to support R&D activities.

Cash conversion 92 (66) percent

The cash conversion rate relates income adjusted for non-cash items to operating cash flow. The cash conversion rate was favorably impacted by non-cash items related to provisions in combination with a high cash flow from operations and a dividend payment from Sony Ericsson related to 2007.

Restricted cash

In certain countries, there are legal or economic restrictions on the ability of subsidiaries to transfer funds to the Parent Company in the form of cash dividends, loans or advances. Such restricted cash amounted to SEK 8.2 (5.8) billion.

Capital expenditures (capex)

We continuously monitor the Company’s capital expenditures and evaluate whether adjustments are necessary in light of market conditions and other economic factors. Capital expenditures are typically investments in test equipment used to develop, manufacture and deploy network equipment. However, capital expenditures in 2008 came mainly from investments needed to support the growing services business and establish stronger presence in certain markets.

The table summarizes annual capital expenditures during the five years ending December 31, 2008.

CAPITAL EXPENDITURES 2004–2008

SEK billion	2008	2007	2006	2005	2004
Capital expenditures	4.1	4.3	3.8	3.4	2.5
of which in Sweden	1.6	1.3	1.0	1.0	1.1
as percent of net sales	2.0%	2.3%	2.2%	2.2%	1.9%

We do not expect capital expenditures in relation to sales to differ significantly in 2009, remaining at roughly 2 percent.

In addition to normal capital expenditures, there is a commitment to invest USD 1.1 billion to establish a new joint venture with STMicroelectronics.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

We believe the facilities that the Company now occupies are suitable for its present needs in most locations. As of December 31, 2008, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

With a net cash position at year-end of SEK 34.7 (24.3) billion, we expect the Company to be able to cover all capital expenditure plans and customer financing commitments for 2009 by using funds generated from operations with no additional borrowing required.

RISK MANAGEMENT

The Board is actively engaged in risk management in conjunction with the annual strategy process, where risks related to set long-term objectives are discussed and strategies formally approved by the Board. Risks related to annual targets for the Company are also reviewed by the Board as the targets are presented for approval and then monitored continuously during the year. Certain transactional risks require specific Board approval, e.g. borrowing or customer finance in excess of pre-defined limits.

The general economic downturn during 2008 and the consequences for the business were assessed in both strategy and target setting. Due to the increased difficulties of forecasting customer demand, a continued focus on cost management and a strong liquidity were emphasized.

For Ericsson’s long-term performance, the following industry fundamentals were analyzed and risks and opportunities evaluated:

•	A rapid technological development.

•	Trends in subscriber and traffic growth, introduction and adoption of new types of services and devices, and effects of changes in tariffs and subscription plans.

•	A changing competitive landscape, with consolidation among customers and vendors and new suppliers becoming stronger.

•	Convergence of the telecom, datacom and media industries, resulting in new types of competition and customers.

•	Regulatory impact regarding e.g. radio frequencies, licenses, and roaming charges.

Activities that were in focus this year include:

•	To capitalize on the acquisitions made and the broader product portfolio created.

•	In partnership with leading customers move forward in network convergence and full service broadband.

•	To ensure competence in key technology areas and systems integration.

•	To safeguard continued technology leadership.

•	To improve margins by various actions.

•	To improve capital efficiency and ensure satisfactory cash flow.

Risks are categorized as operational risks or financial risks. The Company also manages risks related to financial reporting and to compliance with applicable laws and regulations. The approach to risk management reflects the scale and diversity of the Company’s business activities and balances central coordination and support with delegated risk management responsibilities.

For more information on risks related to our business, see also Risk Factors on page 135.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Operational risk management

Risk management is integrated within the Ericsson Group Management System and is based on the following principles:

•

Risks are dealt with on three levels to ensure operational effectiveness, efficiency and business continuity—in the strategy process, in annual target setting, within ongoing operations by transaction (e.g. customer bids/contracts, acquisitions, investments, R&D projects).

•	Risks are subject to various process controls, such as decision tollgates and approvals.

•

In the strategy and target setting processes, a balanced scorecard approach is used to ensure a comprehensive assessment of risks and opportunities across several perspectives: financial, customer/market, product/innovation, operational efficiency and employee empowerment.

•

In the strategy process, objectives are set for the next five years. Risks are then assessed and strategies developed to achieve these objectives. To ensure that actions are taken to realize the strategies, focus areas are identified to be included in the near-term target setting and planning for the coming year.

•	Each risk is owned and managed by an operational unit that is held accountable and monitored through unit steering groups and Group Management.

•

Approval limits are clearly established with escalation according to defined delegations of authority. Certain types of risk, such as information security/IT, corporate responsibility, physical security, business continuity and insurable risks are centrally coordinated. A crisis management council is established to deal with ad hoc events of a serious nature, as necessary.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Financial risk management

The Company has an established policy governing its financial risk management. This is carried out by the Treasury function within the Parent Company and by a Customer Finance function. These are both supervised by the Finance Committee of the Board of Directors. The policy governs identified financial risk exposures regarding:

•

Foreign exchange risks, as the Company has significant transaction volumes and assets and liabilities in currencies other than SEK. The largest foreign exchange exposure was towards the USD and related currencies, with approximately 43 percent of sales and approximately 32 percent of spending exposure in 2008. A variety of hedging activities are used to manage foreign exchange risks.

•	Interest rate risks, as the values of cash and bank deposits, borrowings and post-employment liabilities as well as related interest income and expenses are exposed to changes in interest rates.

•	Credit risks in trade and customer finance receivables, including credit risk exposures in identified high-risk countries, as well as credit risks regarding counterparties in financial transactions.

•	Market risks in securities included in pension plan assets.

•	Liquidity and financing risks, where the Company’s Treasury function manages the Company’s liquidity through monitoring of its payment readiness and refinancing needs and sources.

During 2008, there have not been any defaults in the payment of principal or interest, or any other material default relating to the indebtedness of Ericsson. For further information on financial risk management, see Notes to the Consolidated Financial Statements—Note C14, “Trade Receivables and Customer Finance”, Note C19, “Interest-Bearing Liabilities” and Note C20, “Financial Risk Management and Financial Instruments”.

Financial reporting risks

To ensure accurate and timely reporting that is compliant with financial reporting standards and stock market regulations, the Company has adopted accounting policies and implemented financial reporting and disclosure processes and controls. The Company must also comply with the Sarbanes-Oxley act.

Compliance risks

The Company has implemented a number of Group policies and directives to ensure compliance with applicable laws and regulations, including a Code of Business Ethics, covering among other areas: labor laws, trade embargoes, environmental regulations, corruption, fraud and insider trading. Regular training is conducted in this area in the form of seminars as well as e-learning on internal training web sites, where employees take courses and tests and get certificates for passed courses.

Internal audits are routinely conducted regarding compliance with policies, directives and processes as well as in the areas of trade compliance, fraud, IT, security, health and safety, environment and supply chain management.

OTHER INFORMATION

Employees

Employee headcount at year end was 78,750 (74,011). Most of the additions were due to outsourcing agreements with operators as a result of the growing managed services business. During the year, 3,415 (6,657) employees left the Company while 8,144 (16,887) joined the Company. Please see Notes to the Consolidated Financial Statements—Note C29, “Information Regarding Employees, Members of the Board of Directors and Management”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Credit ratings

Both Moody’s and Standard & Poor’s (S&P) credit rating agencies maintained Ericsson’s credit rating during 2008. At year end, ratings of Ericsson’s creditworthiness were Baa1 for Moody’s and BBB+ for S&P, both of which are considered to be “Investment Grade.”

ERICSSON CREDIT RATINGS YEAR END 2006–2008

	2008	2007	2006
Moody’s	Baa1	Baa1	Baa2
Standard & Poor’s	BBB+	BBB+	BBB–

RESEARCH AND DEVELOPMENT

A robust R&D program is essential to Ericsson’s competitiveness and future success. With most R&D invested in mobile communications network infrastructure, Ericsson’s program is one of the largest in the industry. The efficiency of the R&D activities has been improved, enabling a faster time to market for products and increased investment in new areas such as multimedia solutions while decreasing R&D as a percentage of sales. A further reduction of approximately SEK 3–4 billion is planned for 2009, including the transfer of Ericsson’s mobile platforms operations into the new joint venture with STMicroelectronics.

RESEARCH AND DEVELOPMENT PROGRAM

	2008	2007	2006
Expenses (SEK billion)1)	30.9	28.8	27.5
As percent of sales	14.8%	15.4%	15.3%
Employees within R&D at December 312)	19,800	19,300	17,000
Patents2)	24,000	23,000	22,000

1)	Excluding restructuring charges.
2)	The number of employees and patents are approximate.

During 2009, R&D expenses, including the amortization of intangible assets from acquisitions but excluding Ericsson’s mobile platform activities and restructuring charges, are expected to be approximately SEK 27–28 billion. Currency translation effects could affect the actual level of reported spending.

PARTNERSHIPS AND JOINT VENTURES

Sony Ericsson suffered from weakening demand for mid to high-end phones in markets where it has a higher than average market share, especially in Western Europe. Units shipped and ASP (Average Sales Price) decreased which caused sales to decline. Weaker exchange rates for certain currencies (e.g. SEK, GBP, BRL) relative to the EUR also contributed to the lower sales.

The Sony Ericsson gross margin declined significantly reflecting lower volumes and lower prices. Also the operating margin was impacted by this. Despite the breakeven results and necessary restructuring charges, Sony Ericsson has a healthy balance sheet with a strong net cash position of EUR 1,072 million.

Income before taxes was EUR 92 (1,574) million, excluding restructuring charges. A EUR 480 million operating expense reduction program has been initiated with full effect expected by the end of 2009. Restructuring charges are estimated to EUR 300 million of which EUR 175 million were taken during 2008.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Ericsson’s share in Sony Ericsson’s income before tax was SEK –0.5 (7.1) billion. SEK 3.6 billion was contributed to Ericsson’s cash flow in the form of dividend payments related to 2007.

The joint venture results are accounted for in accordance with the equity method.

SONY ERICSSON RESULTS 2006–2008

	2008	Percent change	2007	2006
Units sold (millions)	96.6	-7%	103.4	74.8
Sales (EUR m.)	11,244	-13%	12,916	10,959
Income before tax (EUR m.)	-83	—	1,574	1,298
Net income (EUR m.)	-73	—	1,114	997
Ericsson’s share of income before tax (SEK billion)	-0.5	—	7.1	5.9

For more information on transactions with Sony Ericsson, please see also Notes to the Consolidated Financial Statements—Note C30, “Related Party Transactions”.

New joint venture. STMicroelectronics and Ericsson agreed to establish a joint venture which will have one of the industry’s strongest product offering in semiconductors and platforms for mobile devices. The businesses being combined are already major suppliers to four of the industry’s top five handset manufacturers, who together represent almost 80 percent of handset shipments. The joint venture will have 8,000 employees with pro forma 2008 sales of USD 3.6 billion.

The 50/50 joint venture, to be called ST Ericsson, will be headquartered in Geneva, Switzerland. Of the almost 8,000 employees, some 5,000 will be from ST-NXP Wireless and approximately 3,000 will be from Ericsson’s mobile platforms operations.

The joint venture will acquire relevant assets from the owner companies. After these acquisitions, the joint venture will have a cash position of about USD 0.4 billion. Ericsson contributes USD 1.1 billion net to the joint venture, out of which USD 0.7 billion is paid to ST. The joint venture is expected to become operational during the first quarter of 2009.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Acquisitions and divestments

In total, the Company has spent SEK 40.7 billion net in acquisitions/divestments during the last three years (2006–2008).

Acquisitions were insignificant in 2008, SEK 26.3 billion in 2007 and SEK 18.1 billion in 2006. Divestments were made for SEK 0.6 billion in 2008, SEK 0.1 billion in 2007 and SEK 3.1 billion in 2006. For more information, please see Notes to the Consolidated Financial Statements—Note C26 “Business Combinations”.

Material contracts and contractual obligations

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

CONTRACTUAL OBLIGATIONS 20081)

	Payment due by period
(SEK billion)	Total	<1 year	1–3 years	3–5 years	>5 years
Long-term debt2)3)	27.4	4.4	5.5	3.7	13.8
Capital lease obligations4)	2.2	0.2	0.4	0.3	1.3
Operating leases4)	13.9	3.4	4.9	2.7	2.9
Other non-current liabilities	1.6	—	0.1	—	1.5
Purchase obligations5)	13.1	13.1	—	—	—
Trade Payables	23.5	23.5	—	—	—
Commitments for customer financing6)	3.8	3.8	—	—	—

Total	85.5	48.4	10.9	6.7	19.5

1)	Obligations regarding pensions are not included. Please see Notes to the Consolidated Financial Statements—Note C17, “Post-Employment Benefits”.
2)	Including interest payments.
3)	See also Notes to the Consolidated Financial Statements—Note C20, “Financial Risk Management and Financial Instruments”.
4)	See also Notes to the Consolidated Financial Statements—Note C27, “Leasing”.
5)	The amounts of purchase obligations are gross, before deduction of any related provisions.
6)	See also Notes to the Consolidated Financial Statements—Note C14, “Trade Receivables and Customer Financing”.

Ericsson is party to certain agreements which include provisions that may take effect, be altered or cease to be valid due to a change in control of the Company, as a result of a public takeover offer. Such provisions are not unusual for certain types of agreements such as joint-venture agreements, financing agreements and certain license agreements. However, none of the agreements that Ericsson currently has in effect would entail any material consequences due to a change in control of the Company. With a net cash position at year end of SEK 34.7 (24.3) billion, we expect the Company to be able to cover all capital expenditure plans and other financing commitments for 2009 by using funds generated from operations with no additional borrowing required.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

LEGAL AND TAX PROCEEDINGS

In the fall of 2007, Ericsson was named as a defendant in three putative class action suits filed in the United States District Court for the Southern District of New York. The complaints allege violations of the United States securities laws principally in connection with Ericsson’s October 2007 profit warning. In February 2008, the Court consolidated the three putative class actions into one. In June 2008, Ericsson filed a motion to dismiss the complaint. In December, the Court granted the defendant’s motion and dismissed the case in its entirety. In early January 2009, the plaintiffs appealed the Court’s decision to dismiss the case.

Following issuance of the 2007 third-quarter profit warning, the NASDAQ OMX Stockholm brought an inquiry to determine whether the Company appropriately issued the profit warning and made appropriate disclosure at the November 20, 2007, management briefing. The Financial Services Authority (FSA) in England initiated a similar inquiry. Ericsson has cooperated fully with the inquiries. In March 2008, the Disciplinary Committee of NASDAQ OMX Stockholm announced that Ericsson’s statements at the November 20, 2007, analyst meeting did not violate the exchange’s listing regulations. FSA has, in January 2009, informed Ericsson that they do not intend to take formal action in relation to the matters.

In October 2005, Ericsson filed a complaint with the European Commission requesting that it investigate and stop US-based Qualcomm’s anti-competitive conduct in the licensing of essential patents for 3G mobile technology, claiming Qualcomm was violating EU competition law and failing to meet the commitments Qualcomm made to international standardization bodies that it would license its technology on fair, reasonable and non-discriminatory terms. At the same time, Broadcom, NEC, Nokia, Panasonic Mobile Communications and Texas Instruments each filed similar complaints. The European Commission opened a first-phase investigation in December of 2005 and in August 2007, it decided to conduct an in-depth investigation of the case as a matter of priority.

Together with most of the mobile communications industry, Ericsson has been named as a defendant in two class action lawsuits in the United States where plaintiffs allege that adverse health effects could be associated with the use of mobile phones. The cases are currently pending in the federal court in Pennsylvania and the Superior Court of the District of Columbia. In September 2008, the federal court in Pennsylvania dismissed plaintiffs’ claims as preempted by federal law. Plaintiffs are appealing this decision to the Third Circuit Court of Appeals. The District of Columbia case is stayed pending the outcome of the appeal.

In January 2009, Ericsson settled a patent infringement lawsuit brought by Freedom Wireless Inc. against Ericsson and its US-based customers of prepaid wireless products and services alleging that Ericsson’s pre-paid service and charging system products infringed the three patents-in-suit. The settlement was reflected in the accounts of December 31, 2008.

In April 2007, an Australian company, QPSX Developments Pty Ltd., filed a patent infringement lawsuit against Ericsson Inc. and other defendants in the United States District Court for the Eastern District of Texas alleging that Ericsson infringed a patent related to asynchronous transfer mode (ATM) technology. QPSX accused a number of Ericsson products of infringement, including its WCDMA Radio Network Controllers. A trial is scheduled for November 2010.

In July 2008, the Svea Court of Appeal upheld the December 2006 judgment of the Stockholm City Court to acquit all current or former employees of the Parent Company who had been indicted by the Swedish National Economics Crimes Bureau for evasion of tax control. The Svea Court of Appeal’s judgment was not appealed and thus has become final and binding.

For income tax purposes, Swedish fiscal authorities have disallowed deductions for sales commission payments via external service companies to sales agents in certain countries. Most of these taxes have already

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

been paid. The decision covering the fiscal year 1999 was appealed. In December 2006, the County Administrative Court in Stockholm rendered a judgment in favor of the fiscal authorities. Also this judgment has been appealed.

CORPORATE RESPONSIBILITY

The Company’s strong social, environmental and ethical standards helps to manage risks, create value and deliver a competitive advantage. Moreover, the commitment generates positive business impacts that benefit society.

Ericsson’s approach to Corporate Responsibility (CR) and sustainability is integrated into its core business operations and in relationships with stakeholders. Engagement starts at the top. The Board of Directors considers these aspects in governance decision-making, and Group level policies and directives ensure consistency across global operations.

Ericsson publishes a separate Corporate Responsibility Report which provides additional information about its approach, priorities and performance.

The following priority areas have been identified as being the most relevant to the business strategy and sustainability performance.

CR priority areas

Responsible Business Practices

Ericsson supports the UN Global Compact and endorses its ten principles regarding human and labor rights, anti-corruption and environmental protection. Through the UN Global Compact, the Company is publicly committed to supporting universal values for conducting business.

The Ericsson Group Management System (EGMS) includes policies and directives in this area: the Code of Business Ethics, the Code of Conduct, anti-corruption measures and the Group-wide certified Environmental Management System.

The EGMS is reinforced by training, workshops and monitoring. This includes a global assessment program run by an external assurance provider. Assessments include CR-specific areas.

Supply Chain

All suppliers must comply with the Code of Conduct to ensure the quality and integrity of the supply chain. The Company performs regular audits and works with suppliers to instil changes when incidents of non-compliance arise, and is committed to measurable and continuous improvements.

An incident in Bangladesh highlighted the complexities of meeting Code of Conduct standards in a global supply chain with tens of thousands of suppliers. In May 2008, substandard labor and environmental practices were revealed at a local radio tower supplier used by Ericsson in Bangladesh. Code of Conduct auditors were immediately sent to investigate. Since then, the two main suppliers in Bangladesh have shown good progress in meeting our standards. Another supplier was put on hold until sufficient improvements were made.

During 2008, Ericsson significantly increased the number of audits and assessments globally, trained more auditors, and strengthened the focus on local sourcing activities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Climate Change and the Environment

Ericsson’s most material environmental impact is energy consumption by its products in operation. The Company develops energy-efficient products and services, and green site solutions, which run on a variety of renewable power sources. In 2008, a radio base station power-saving feature was deployed, which can put parts of the network in “sleep mode” during low traffic periods. The Ericsson Tower Tube, an energy-efficient site concept, was the winner in the Technology Design category of the 2008 Wall Street Journal Technology Innovation Awards.

In 2008, Ericsson set a new group-level target to reduce its life-cycle carbon footprint by 40 percent over the next five years, starting with a 10 percent reduction in 2009. The footprint will include total CO2 emission from:

•	Ericsson in-house activities, such as production, transports, sites and business travel by air.

•	The lifetime use of the products sold by Ericsson during the year (portfolio energy-efficiency improvement).

Ericsson ranked second on the Carbon Disclosure Project (CDP) Swedish Index.

We believe that the Company is in compliance with all material environmental, health and safety laws and regulations which pertain to its operations and business activities. For electronic waste, Ericsson has set even more ambitious targets on a global level than required by the EU Directive on Waste Electrical and Electronic Equipment (WEEE).

Ericsson is also in compliance with the EU Directive on Restriction of Hazardous Substances (RoHS) and the EU regulation Registration, Evaluation, Authorization and limitation of Chemicals (REACH).

Meeting the Millennium Development Goals

Connectivity fuels economic growth, which is particularly vital for the billions of people living at the base of the economic pyramid—the markets of the future. To further this end, Ericsson is committed to helping achieve the UN Millennium Development Goals (MDGs), eight goals to eliminate extreme poverty by 2015. As an example, Ericsson is engaged in a public-private partnership with pan-African mobile operators MTN and

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Zain and Columbia University’s Earth Institute to deliver voice and Internet communications to more than 500,000 people in 10 countries in rural sub-Saharan Africa as part of the Millennium Villages Project.

Employees

In 2008, 90 percent of employees took part in the annual employee opinion survey. By understanding how employees perceive their work environment, the workforce satisfaction and performance can be further developed. During 2008, Ericsson established a group-level program for improved reporting on health and safety issues and performance. Employees periodically acknowledge that they understand the Code of Business Ethics.

Radio waves and health

Ericsson provides public information on radio waves and health and supports independent research to further increase knowledge in this area. Ericsson currently co-sponsors about 40 different ongoing research projects related to electromagnetic fields, radio waves and health; it has supported over 90 studies since 1996. Independent expert groups and public health authorities, including the World Health Organization (WHO), have reviewed the total amount of research and consistently concluded that the balance of evidence does not demonstrate any health effects associated with radio wave exposure from either mobile phones or radio base stations.

Ericsson Response

Ericsson Response is a global employee volunteer initiative to rapidly roll-out communication solutions and provide telecommunications experts to assist disaster relief operations. Efforts are coordinated through the UN Office for the Coordination of Humanitarian Affairs, UN World Food Programme and the International Federation of Red Cross and Red Crescent Societies (IFRC).

In 2008, Ericsson Response provided support to Save the Children in Southern Sudan. After heavy flooding in Panama, communication support was provided to relief workers through IFRC and the Panamanian Red Cross. Ericsson Response continued to support the UN in establishing operations in the Central African Republic.

Sam’s Corporate Sustainability Assessment

Ericsson is actively involved with a number of organizations that share the sustainability goals which gives the Company a deepened understanding of our markets. These include:

•	The Business Leaders’ Initiative on Human Rights (BLIHR) which seeks to find practical applications of the Universal Declaration of Human Rights within a business context.

•	The UN Global Compact. A signatory since its inception, Ericsson also supports its Caring for Climate Initiative.

•	The Global e-Sustainability Initiative (GeSI), a multi-stakeholder ICT industry initiative to find ways to apply technologies to more sustainable development.

•	The Prince of Wales’s Corporate Leaders’ Group on Climate Change, working toward an international framework to tackle climate change.

•	Ericsson is also actively engaged in related standardization activities.

CORPORATE GOVERNANCE

In accordance with the Swedish Code of Corporate Governance, a separate Corporate Governance Report including an Internal Control section has been prepared. There have been no amendments or waivers to Ericsson’s Code of Business Ethics for any Director, member of management or any other employee.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

The corporate bodies involved in the governance of Ericsson are: The shareholders, the Board of Directors, the President and CEO, the Group Management and the external auditors. The Board of Directors works according to a work procedure that outlines rules regarding the distribution of tasks between the Board and its Committees and between the Board, its Committees and the President and CEO. The external auditors examine the financial reports and certain aspects of the internal controls over financial reporting.

Ericsson’s operations are governed by the Ericsson Group Management System, consisting of:

•	Management and control elements, i.e. objective setting and strategy formulation, Group policies and other steering documents.

•	Group-wide standard business processes, including operational processes and IT tools.

•	Organization and corporate culture.

Changes to the Board membership

The Board of Directors is elected each year at the Annual General Meeting (AGM) for the period until the next AGM. Three employee representatives are appointed by the trade unions for the same period of time. At the AGM on April 9, 2008, all board members were re-elected except for Katherine M. Hudson who had declined re-election. Roxanne S. Austin was elected as new member of the Board of Directors.

Board remuneration

Members of the Board who are not employees of the Company have not received any compensation other than the fees paid for Board duties as outlined in Notes to the Consolidated Financial Statements—Note C29, “Information Regarding Employees, Members of the Board of Directors and Management”. The 2008 AGM resolved that Board members may choose to receive part of their fees, exclusive of committee work, in the form of synthetic shares, as further described in Note C29. Members and Deputy Members of the Board who are employees (i.e. the CEO and the employee representatives) have not received any remuneration or benefits other than their normal employee entitlements, with the exception of a small fee paid to the employee representatives for each Board meeting attended.

Executive remuneration

Principles for remuneration and other employment terms for top executives were approved by the 2008 AGM. The proposed remuneration policy for Group Management for 2009 remains materially the same as for 2008. See Note C29, “Information Regarding Employees, Members of the Board of Directors and Management”.

As of December 31, 2008, there were no loans outstanding from, and no guarantees issued to or assumed by Ericsson for the benefit of any member of the Board of Directors or senior management.

Long-Term Variable Compensation program

The Board of Directors’ proposal for implementation of a Long-Term Variable Compensation (LTV) program for 2008 and transfer of shares in connection therewith was approved by the AGM.

PARENT COMPANY

The Parent Company business consists mainly of corporate management, holding company functions and internal banking activities. The Parent Company business also includes customer credit management, performed on a commission basis by Ericsson Credit AB.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

The Parent Company is the owner of the majority of Ericsson’s intellectual property rights. It manages the patent portfolio, including patent applications, licensing and cross-licensing of patents and defending of patents in litigations.

The Parent Company has 7 (7) branch offices. In total, the Group has 62 (55) branch and representative offices.

Net sales for the year amounted to SEK 5.1 (3.2) billion and income after financial items was SEK 19.4 (14.7) billion. During the fourth quarter, shares in Symbian Ltd. were sold.

Exports accounted for 70 (59) percent of net sales. No consolidated companies were customers of the Parent Company’s sales in 2008 or 2007, while 46 (46) percent of the Parent Company’s total purchases of goods and services were from such companies. Major changes in the Parent Company’s financial position for the year include decreased investments in subsidiaries of SEK 6.8 billion, mostly attributable to write-downs of investments caused by payment of dividends of approximately the same amount; decreased current and non-current receivables from subsidiaries of SEK 3.1 billion; increased other current receivables of SEK 1.5 billion; increased cash and bank and short-term investments of SEK 13.6 billion. Current and non-current liabilities to subsidiaries decreased by SEK 9.2 billion and other current liabilities increased by SEK 5.6 billion. At year end, cash and bank and short-term investments amounted to SEK 59.2 (45.6) billion.

Ericsson’s Annual General Meeting 2008 resolved on a 1:5 reverse split of the Company’s shares in which five shares of the company’s A and B shares, respectively, were consolidated into one share of Class A and one share of Class B, respectively. In the third quarter, as decided at the Annual General Meeting, a stock issue and a subsequent stock repurchase was carried out. 19.9 million of Ericsson Class C shares were issued and later repurchased as treasury stock. These shares have been converted into Ericsson Class B shares.

As per December 31, 2008, Ericsson had 3,246,351,735 shares. The shares were divided into 261,755,983 Class A shares, each carrying one vote, and 2,984,595,752 Class B shares, each carrying one-tenth of one vote. The two largest shareholders at year end were Investor and Industrivärden holding 19.42 percent and 13.28 percent respectively of the voting rights in the Company.

In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 5,232,211 shares from treasury stock were sold or distributed to employees during the year. The quotient value of these shares was SEK 26.2 million, representing less than 1 percent of capital stock, and compensation received amounted to SEK 83.4 million. The holding of treasury stock at December 31, 2008, was 61,066,097 Class B shares. The quotient value of these shares is SEK 305.3 million, representing 2 percent of capital stock and related acquisition cost amounts to SEK 589.8 million.

Proposed disposition of earnings

The Board of Directors proposes that a dividend of SEK 1.85 (2.50 in 2007, adjusted for the reverse split) per share be paid to shareholders duly registered on the record date April 27, 2009, and that the Parent Company shall retain the remaining part of non-restricted equity. The Class B treasury shares held by the Parent Company are not entitled to receive a dividend.

Assuming that no treasury shares remain within the Parent Company on the record date, the Board of Directors proposes that earnings be distributed as follows:

Amount to be paid to the shareholders	SEK 6,005,750,710
Amount to be retained by the Parent Company	SEK 35,948,343,168

Total non-restricted equity of the Parent Company	SEK 41,954,093,878

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

As a basis for its proposal for a dividend, the Board of Directors has made an assessment in accordance with Chapter 18, Section 4 of the Swedish Companies Act of the Parent Company’s and the Group’s need for financial resources as well as the Parent Company’s and the Group’s liquidity, financial position in other respects and long-term ability to meet their commitments. The Group reports an equity ratio of 50 (55) percent and a net cash amount of SEK 34.7 (24.3) billion.

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

POST-CLOSING EVENTS

Ericsson and STMicroelectronics completed the JV deal

On February 3, 2009, Ericsson and STMicroelectronics announced the closing of their agreement merging Ericsson’s mobile platform operations and STMicroelectronics’ unit ST-NXP Wireless unit into a 50/50 joint venture, to be called ST Ericsson. The deal was completed on the terms originally announced on August 20, 2008.

ST Ericsson will be accounted for according to the equity method. Ericsson’s share of income before tax will be reported in item “Share in earnings of joint ventures and associated companies” included in Operating income.

Ericsson to divest its TEMS-branded business to Ascom

On March 23, 2009, Ericsson announced that it has entered into an agreement to divest the TEMS-branded product business, tools for air interface monitoring and radio network planning, to Ascom. The purchase price is CHF 190 million, excluding net of assets and liablilities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Telefonaktiebolaget LM Ericsson (publ)

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of recognized income and expense and cash flow statements present fairly, in all material respects, the financial position of Telefonaktiebolaget LM Ericsson and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in item 15(b) of the Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

Stockholm, April 28, 2009

PricewaterhouseCoopers AB

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

CONSOLIDATED INCOME STATEMENT

Years ended December 31, SEK million	Notes	2008	2007	20061)
Net sales	C3, C4	208,930	187,780	179,821
Cost of sales		-134,661	-114,059	-104,875

Gross income		74,269	73,721	74,946
Gross margin %		35.5%	39.3%	41.7%

Research and development expenses		-33,584	–28,842	–27,533
Selling and administrative expenses		-26,974	–23,199	–21,422

Operating expenses		-60,558	–52,041	–48,955

Other operating income and expenses	C6	2,977	1,734	3,903
Share in earnings of joint ventures and associated companies	C12	-436	7,232	5,934

Operating income		16,252	30,646	35,828
Operating margin %		7.8%	16.3%	19.9%

Financial income	C7	3,458	1,778	1,954
Financial expenses	C7	-2,484	–1,695	–1,789

Income after financial items		17,226	30,729	35,993

Taxes	C8	-5,559	–8,594	–9,557

Net income		11,667	22,135	26,436

Net income attributable to:
Stockholders of the Parent Company		11,273	21,836	26,251
Minority interest		394	299	185

Other information
Average number of shares, basic (million)2)	C9	3,183	3,178	3,174
Earnings per share attributable to stockholders of the Parent Company, basic (SEK)2)	C9	3.54	6.87	8.27
Earnings per share attributable to stockholders of the Parent Company, diluted (SEK)2)	C9	3.52	6.84	8.23

1)	2006 year figures have been restated for comparability.
2)	A reverse split 1:5 was made in June 2008. Comparative figures are restated accordingly.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

CONSOLIDATED BALANCE SHEET

December 31, SEK million	Notes	2008	2007
ASSETS
Non-current assets
Intangible assets	C10
Capitalized development expenses		2,782	3,661
Goodwill		24,877	22,826
Intellectual property rights, brands and other intangible assets		20,587	23,958

Property, plant and equipment	C11, C26, C27	9,995	9,304
Financial assets
Equity in joint ventures and associated companies	C12	7,988	10,903
Other investments in shares and participations	C12	309	738
Customer finance, non-current	C12	846	1,012
Other financial assets, non-current	C12	4,917	2,918
Deferred tax assets	C8	14,858	11,690

		87,159	87,010
Current assets
Inventories	C13	27,836	22,475
Trade receivables	C14	75,891	60,492
Customer finance, current		1,975	2,362
Other current receivables	C15	17,818	15,062

Short-term investments	C20	37,192	29,406
Cash and cash equivalents	C20	37,813	28,310

		198,525	158,107
Total assets		285,684	245,117

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	C16	140,823	134,112
Minority interest in equity of subsidiaries	C16	1,261	940

		142,084	135,052
Non-current liabilities
Post-employment benefits	C17	9,873	6,188
Provisions, non-current	C18	311	368
Deferred tax liabilities	C8	2,738	2,799
Borrowings, non-current	C19, C20	24,939	21,320
Other non-current liabilities		1,622	1,714

		39,483	32,389
Current liabilities
Provisions, current	C18	14,039	9,358
Borrowings, current	C19, C20	5,542	5,896
Trade payables	C22	23,504	17,427
Other current liabilities	C21	61,032	44,995

		104,117	77,676
Total equity and liabilities1)		285,684	245,117

1)	Of which interest-bearing liabilities and post-employment benefits SEK 40,354 million (SEK 33,404 million in 2007).

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

CONSOLIDATED STATEMENT OF CASH FLOWS

January–December, SEK million	Notes	2008	2007	2006
Operating activities
Net income		11,667	22,135	26,436	1)
Adjustments to reconcile net income to cash	C25	14,318	7,172	6,060	1)

		25,985	29,307	32,496

Changes in operating net assets
Inventories		-3,927	-445	-2,553
Customer finance, current and non-current		549	365	1,186
Trade receivables		-11,434	-7,467	-10,563
Provisions and post-employment benefits		3,830	-4,401	-3,729
Other operating assets and liabilities, net		8,997	1,851	1,652

		-1,985	-10,097	-14,007

Cash flow from operating activities		24,000	19,210	18,489

Investing activities
Investments in property, plant and equipment	C11	-4,133	-4,319	-3,827
Sales of property, plant and equipment		1,373	152	185
Acquisitions of subsidiaries and other operations	C26	-74	-26,292	-18,078
Divestments of subsidiaries and other operations	C25, C26	1,910	84	3,086
Product development	C10	-1,409	-1,053	-1,353
Other investing activities		944	396	-1,070
Short-term investments		-7,155	3,499	6,180

Cash flow from investing activities		-8,544	-27,533	-14,877

Cash flow before financing activities		15,456	-8,323	3,612

Financing activities
Proceeds from issuance of borrowings		5,245	15,587	1,290
Repayment of borrowings		-4,216	-1,291	-9,510
Sale of own stock and options exercised		3	94	124
Dividends paid		-8,240	-8,132	-7,343

Cash flow from financing activities		-7,208	6,258	-15,439

Effect of exchange rate changes on cash		1,255	406	58
Net change in cash		9,503	-1,659	-11,769

Cash and cash equivalents, beginning of period		28,310	29,969	41,738

Cash and cash equivalents, end of period	C20	37,813	28,310	29,969

1)	Net income includes net income attributable to minority interest. Prior to 2007, net income attributable to minority interest was reported within Adjustments to reconcile net income to cash. 2006 comparatives have been restated to reflect this change.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

Years ended December 31, SEK million	2008	2007	2006
Income and expense recognized directly in equity
Actuarial gains and losses related to pensions	-4,015	1,208	440
Revaluation of other investments in shares and participations
Fair value remeasurement reported in equity	-7	2	-1
Cash Flow hedges
Fair value remeasurement of derivatives reported in equity	-5,080	584	4,100
Transferred to income statement for the period	1,192	-1,390	-1,990
Transferred to balance sheet for the period	—	—	99
Changes in cumulative translation adjustments	8,528	-797	-3,119
Tax on items reported directly in/or transferred from equity	2,330	-73	-769

Total transactions reported directly in equity	2,948	-466	-1,240
Net income	11,667	22,135	26,436

Total income and expense recognized for the period	14,615	21,669	25,196

Attributable to:
Stockholders of the Parent Company	13,988	21,371	25,101
Minority interest	627	298	95

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

C1    SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements comprise Telefonaktiebolaget LM Ericsson, the Parent Company, and its subsidiaries (“the Company”) and the Company’s interests in associated companies and joint ventures. The Parent Company is domiciled in Sweden at Torshamnsgatan 23, SE-164 83 Stockholm.

The consolidated financial statements for the year ended December 31, 2008, have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and RFR 1.1 “Additional rules for Group Accounting”, related interpretations issued by the Swedish Financial Reporting Board (Rådet för Finansiell Rapportering), and the Swedish Annual Accounts Act. Further the Company’s financial statements are prepared in accordance with IFRS as issued by IASB.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The financial statements were approved by the Board of Directors on February 20, 2009. The balance sheets and income statements are subject to approval by the annual meeting of shareholders.

New standards, amendments of standards and interpretations, effective as from January 1, 2008:

•	“Reclassification of Financial Assets (Amendments to IAS 39 Financial Instruments:

Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures)” (effective from July 1, 2008). An amendment to the Standard, issued in October 2008, permits an entity to reclassify non-derivative financial assets (other than those designated at fair value through profit or loss by the entity upon initial recognition) out of the fair value through profit or loss category in particular circumstances. The amendment also permits an entity to transfer from the available-for-sale category to the loans and receivables category a financial asset that would have met the definition of loans and receivables (if the financial asset had not been designated as available for sale), if the entity has the intention and ability to hold that financial asset for the foreseeable future. A Company shall disclose the amount reclassified into and out of each category and the reason for that reclassification. This amendment has had no impact on the Company’s financial result or financial position as the Company has not adopted this non-mandatory amendment.

•

“IFRIC 11/IFRS 2—Group and Treasury Share Transactions” requires a share-based payment arrangement in which a company receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. IFRIC 11 is mandatory for the Company’s 2008 financial statements, with retrospective application required. It has not had any impact on the consolidated financial statements.

•

“IFRIC 12 Service Concession Arrangements” provides guidance on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. This interpretation is still subject to endorsement by the EU. At present, IFRIC 12 is not applicable for the Company.

•

“IFRIC 14/IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” clarifies when refunds from or reductions in future contributions to defined benefit plans should be regarded as available or firmly decided and provides guidance on the impact of minimum funding requirements (MFR) on such plans. IFRIC 14 also addresses when a MFR might give rise to a liability. IFRIC 14 is mandatory for IFRS users for 2008 financial statements with retrospective application required. It has had no material impact on the consolidated financial statements.

Reverse split

The Annual General Meeting on April 9, 2008, decided on a reverse split 1:5 of the Company’s shares. The reverse split had the effect that five shares of Class A and five shares of Class B, respectively, were consolidated into one share of Class A and one share of Class B, respectively. Numbers of shares and Earnings per share for comparison periods have been restated accordingly.

Changes in financial reporting structure

Operations related to product area Internet Payment Exchange (IPX) have been transferred from segment Professional Services to segment Multimedia, and are reported within Multimedia as from January 1, 2008. No restatement is made for year 2007, as the amounts are not material.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

BASIS OF PRESENTATION

The financial statements are presented in millions of Swedish Krona (SEK). They are prepared on a historical cost basis, except for certain financial assets and liabilities that are stated at fair value: derivative financial instruments, financial instruments held for trading, financial instruments classified as available-for-sale, plan assets related to defined benefit pension plans, and share-based payments with related accruals for social security costs. Non-current assets (or disposal groups held for sale) are stated at the lower of carrying amount and fair value less cost to sell.

BASIS OF CONSOLIDATION

The consolidated financial statements are prepared in accordance with the purchase method. Accordingly, consolidated stockholders’ equity includes equity in subsidiaries, associated companies and joint ventures earned only after their acquisition.

Subsidiaries are all companies in which Ericsson has an ownership interest and directly or indirectly, including effective potential voting rights, has the power to govern the financial and operating policies generally associated with ownership of more than one half of the voting rights or in which Ericsson by agreement has control. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and any unrealized income and expense arising from intra-group transactions are fully eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

BUSINESS COMBINATIONS

At the acquisition of a business, the cost of the acquisition, being the purchase price, is measured as the fair value of the assets given, and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The acquisition cost is allocated to acquired assets, liabilities and contingent liabilities based upon appraisals made, including assets that were not recognized on the acquired entity’s balance sheet, for example intangible assets such as customer relations, brands and patents. Goodwill arises when the purchase price exceeds the fair value of recognizable acquired net assets.

ASSOCIATED COMPANIES AND JOINT VENTURES

Investments in associated companies, i.e. where voting stock interest, including effective potential voting rights, is at least 20 percent but not more than 50 percent, or where a corresponding influence is obtained through agreement, are accounted for in accordance with the equity method. Under the equity method, the investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. Ericsson’s share of income before taxes is reported in item “Share in earnings of joint ventures and associated companies”, included in Operating Income. This is due to that these interests are held for operating rather than investing or financial purposes. Ericsson’s share of income taxes related to associated companies and joint ventures is reported under the line item Taxes in the income statement. Unrealized gains on transactions between the Company and its associated companies and joint ventures are eliminated to the extent of the Company’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Undistributed shares in earnings of associated companies and joint ventures included in consolidated equity are reported as Retained earnings.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOREIGN CURRENCY REMEASUREMENT AND TRANSLATION

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Swedish Krona (SEK), which is the Parent Company’s functional and presentation currency.

TRANSACTIONS AND BALANCES

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, unless deferred in equity under the hedge accounting practices as described below.

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

GROUP COMPANIES

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates; and

•	all resulting net exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are accounted for in stockholders’ equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

There is no significant impact due to a currency of a hyperinflationary economy.

STATEMENT OF CASH FLOWS

The cash flow statement is prepared in accordance with the indirect method. Cash flows in foreign subsidiaries are translated at the average exchange rate during the period. Payments for subsidiaries acquired or divested are reported as cash flow from investing activities, net of cash and cash equivalents acquired or disposed of, respectively.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and cash equivalents consist of cash, bank, and short-term investments that are highly liquid monetary financial instruments with a remaining maturity of three months or less at the date of acquisition.

REVENUE RECOGNITION

The Company offers a comprehensive portfolio of telecommunication and data communication systems, multimedia solutions and professional services, covering a range of technologies.

The contracts are of four main types:

•	delivery-type.

•	contracts for various types of services, for example multi-year managed services contracts.

•	licence agreements for the use of the Company’s technology or intellectual property rights, not being a part of another product.

•	construction-type.

The majority of the Company’s products and services are sold under delivery-type contracts including multiple elements, such as base stations, base station controllers, mobile switching centers, routers, microwave transmission links, various software products and related installation and integration services. Such contract elements generally have individual item prices in agreed price lists per customer.

Sales are recorded net of value added taxes, goods returned, trade discounts and rebates. Revenue is recognized with reference to all significant contractual terms when the product or service has been delivered, when the revenue amount is fixed or determinable, and when collection is reasonably assured. Specific contractual performance and acceptance criteria may impact the timing and amounts of revenue recognized.

The profitability of individual contracts is periodically assessed, and provisions for any estimated losses are made immediately when losses are probable.

For sales between consolidated companies, associated companies, joint ventures and segments, the Company applies arm’s length pricing.

Definitions of contract types and related more specific accounting revenue recognition criteria

Different revenue recognition methods, based on either IAS 18 “Revenue” or IAS 11 “Construction contracts”, are applied based on the solutions provided to customers, the nature and sophistication of the technology involved and the contract conditions in each case.

The contract types that fall under IAS 18 are:

•

Delivery-type contracts, are contracts for delivery of a product or a combination of products to form a whole or a part of a network as well as delivery of stand-alone products. Medium-size and large delivery type contracts generally include multiple elements. Such elements are normally standardized types of equipment or software as well as services such as network rollout.

Revenue is recognized when risks and rewards have been transferred to the customer, normally stipulated in the contractual terms of trade. For delivery-type contracts that have multiple elements, revenue is allocated to each element based on relative fair values. If there are undelivered elements essential to the functionality of the delivered elements, the Company defers the recognition of revenue until all elements essential to the functionality have been delivered.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

Contracts for various types of services include services such as: training, consulting, engineering, installation, multi-year managed services and hosting. Revenue is generally recognized when the services have been provided. Revenue for managed service contracts and other services contracts covering longer periods is recognized pro rata over the contract period.

•

Contracts generating licensing fees for the use of the Company’s technology or intellectual property rights, i.e. not being a part of a sold product. These are mainly fees related to mobile platform technology and other license revenues from third parties for the right to use the Company’s technology in design and production of products for sale. Revenue is recognized based on the number of mobile devices or other products that are produced and sold by the customer/licensee.

The contract type that falls under IAS 11 is:

•

Construction-type contracts. In general, a construction type contract is a contract where the Company supplies to a customer, a complete network, which to a large extent is based upon new technology or includes major components which are specifically designed for the customer. Revenues from construction-type contracts are recognized according to stage of completion, generally using the milestone output method.

EARNINGS PER SHARE

Basic earnings per share are calculated by dividing net income attributable to stockholders of the Parent Company by the weighted average number of shares outstanding (total number of shares less treasury stock) during the year.

Diluted earnings per share are calculated by dividing net income attributable to stockholders of the Parent Company, when appropriate adjusted by the sum of the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares. Potential ordinary shares are treated as dilutive when, and only when, their conversion to ordinary shares would decrease earnings per share.

Stock options and rights to matching shares are considered dilutive when the actual fulfillment of any performance conditions as of the reporting date would give a right to ordinary shares. Furthermore, stock options are considered dilutive only when the exercise price is lower than the period’s average share price.

FINANCIAL ASSETS

Financial assets are recognized when the Company becomes a party to the contractual provisions of the instrument. Regular purchases and sales of financial assets are recognized on the settlement date.

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

Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Gains or losses arising from changes in the fair values of the “financial assets at fair value through profit or loss”—category (excl derivatives) are presented in the income statement within Financial income in the period in which they arise. Derivatives are presented in the income statement either as cost of sales, financial income or financial expense, depending on the intent with the transaction.

Loans and receivables

Receivables are subsequently measured at amortized cost using the effective interest rate method, less allowances for impairment charges. Trade receivables include amounts due from customers. The balance represents amounts billed to customer and amounts where risk and rewards have been transferred to the customer but the invoice has not yet been issued.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

FINANCIAL LIABILITIES

Financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument.

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

Derivatives at fair value through profit or loss

Certain derivative instruments do not qualify for hedge accounting and are accounted for at fair value through profit or loss. Changes in the fair value of these derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement either as cost of sales, financial income or financial expense depending on the intent of the transaction.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The fair values of various derivative instruments used for hedging purposes are disclosed in Note C20, “Financial Risk Management and Financial Instruments”. Movements in the hedging reserve in stockholders’ equity are shown in Note C16, “Equity”.

The fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as current assets or liabilities.

a) Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The Company only applies fair value hedge accounting for hedging fixed interest risk on borrowings. Both gains and losses relating to the interest rate swaps hedging fixed rate borrowings and the changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk are recognized in the income statement within Financial expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

b) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to an ineffective portion is recognized immediately in the income statement within financial income or expense.

Amounts deferred in equity are recycled in the income statement in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place), either in Net Sales or Cost of Sales. When the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed assets), the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. The deferred amounts are ultimately recognized

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in Cost of Sales in case of inventory or in Depreciation in case of fixed assets. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss which at that time remains in equity is recognized in the income statement when the forecasted transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within financial income or expense.

c) Net investment hedges

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

•	the amount determined as the best estimate of the net expenditure required to settle the obligation according to the guarantee contract, and

•	the recognized contractual fee less cumulative amortization when amortized over the guarantee period, using the straight-line-method.

The best estimate of the net expenditure comprises future fees and cash flows from subrogation rights.

INVENTORIES

Inventories are measured at the lower of cost or net realizable value on a first-in, first-out (FIFO) basis.

Risks of obsolescence have been measured by estimating market value based on future customer demand and changes in technology and customer acceptance of new products.

INTANGIBLE ASSETS

a) Intangible assets other than goodwill

Intangible assets other than goodwill comprise capitalized development expenses and acquired intangible assets, such as patents, customer relations, brands and software. At initial recognition, capitalized development expenses are stated at cost while acquired intangible assets related to business combinations are stated at fair value. Subsequent to initial recognition, both capitalized development expenses and acquired intangible assets are stated at initially recognized amounts less accumulated amortization and impairment. Amortization and any impairment losses are included in Research and development expenses, mainly for capitalized development expenses and patents, in Selling and administrative expenses, mainly for customer relations and brands, and in Cost of sales.

Costs incurred for development of products to be sold, leased or otherwise marketed or intended for internal use are capitalized as from when technological and economical feasibility has been established until the product is available for sale or use. These capitalized expenses are mainly generated internally and include direct labor

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and directly attributable overhead. Amortization of capitalized development expenses begins when the product is available for general release. Amortization is made on a product or platform basis according to the straight-line method over periods not exceeding five years. Research and development expenses directly related to orders from customers are accounted for as a part of Cost of sales. Other research and development expenses are charged to income as incurred.

Amortization of acquired intangible assets, such as patents, customer relations, brands and software, is made according to the straight-line method over their estimated useful lives, normally not exceeding ten years.

The Company has not recognized any intangible assets with indefinite useful life other than goodwill.

Impairment tests are performed whenever there is an indication of possible impairment. However, intangible assets not yet available for use are tested annually. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs to sell. In assessing value in use, the estimated future cash flows after tax are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Application of after tax amounts in calculation, both in relation to cash flows and discount rate is applied due to that available models for calculating discount rate include a tax component. However, when performing final assessments the discount rate and cash flows are adjusted to reflect pre-tax conditions. Corporate assets have been allocated to cash-generating units in relation to each unit’s proportion of total net sales. The amount related to corporate assets is not significant. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amounts and if the recoverable amount is higher than the carrying value. An impairment loss is reversed only to the extent that the asset’s carrying amount after reversal does not exceed the carrying amount, net of amortization, which would have been reported if no impairment loss had been recognized.

b) Goodwill

As from the acquisition date, goodwill acquired in a business combination is allocated to each cash-generating unit (CGU) of the Company expected to benefit from the synergies of the combination. Three of Ericsson’s four operating segments have been identified as CGUs. No goodwill is assigned to Segment Phones.

An annual impairment test for the CGUs to which goodwill has been allocated is performed in the fourth quarter, or when there is an indication of impairment. Impairment testing as well as recognition of impairment of goodwill is performed in the same manner as for intangible assets other than goodwill, see description under “Intangible assets other than goodwill” above. An impairment loss in respect of goodwill is not reversed.

Certain specific disclosures are required in relation to goodwill impairment testing. These disclosures are given in Note C2, “Critical Accounting Estimates and Judgments” below and in note C10, “Intangible Assets”.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Depreciation is charged to income, generally on a straight-line basis, over the estimated useful life of each component of an item of property, plant and equipment, including buildings. Estimated useful lives are, in general, 25–50 years for buildings, 20 years for land improvements, 3–10 years for machinery and equipment, and up to 5 years for rental equipment. Depreciation and any impairment charges are included in Cost of sales, Research and development or Selling and administrative expenses.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing a component and derecognizes the residual value of the replaced component.

Impairment testing as well as recognition or reversal of impairment of property, plant and equipment is performed in the same manner as for intangible assets other than goodwill, see description under “Intangible assets other than goodwill” above.

Gains and losses on disposals are determined by comparing the proceeds less costs to sell with the carrying amount and are recognized within Other operating income and expenses in the income statement.

LEASING

Leasing when the Company is the lessee

Leases on terms in which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that type of asset, although the depreciation period must not exceed the lease term.

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

Deferred tax is recognized for temporary differences between the book values of assets and liabilities and their tax values and for unutilized tax loss carry forwards. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and tax loss carry forwards can be utilized. Deferred tax is not recognized for the following temporary differences: goodwill not deductible for tax purposes, for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and for differences related to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The measurement of deferred tax assets involves judgment regarding the deductibility of costs not yet subject to taxation and estimates regarding sufficient future taxable income to enable utilization of unused tax losses in different tax jurisdictions. All deferred tax assets are subject to annual review of probable utilization. The largest amounts of tax loss carry forwards relate to Sweden, with indefinite period of utilization.

PROVISIONS

Provisions are made when there are legal or constructive obligations as a result of past events and when it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated. When the effect of the time value of money is material, discounting is made of estimated outflows. However, the actual outflows as a result of the obligations may differ from such estimates.

The provisions are mainly related to warranty commitments, restructuring, projects and other obligations, such as unresolved income tax and value added tax issues, claims or obligations as a result of patent infringement and other litigations, supplier claims and customer finance guarantees.

Product warranty commitments consider probabilities of all material quality issues based on historical performance for established products and expected performance for new products, estimates of repair cost per unit, and volumes sold still under warranty up to the reporting date.

A restructuring obligation is considered to have arisen when the Company has a detailed formal plan for the restructuring (approved by management), which has been communicated in such a way that a valid expectation has been raised among those affected.

Project related provisions include estimated losses on onerous contracts, contractual penalties and undertakings. For losses on customer contracts, a provision equal to the total estimated loss is recorded when a loss from a contract is anticipated and possible to estimate reliably. These contract loss estimates include any probable penalties to a customer under a loss contract.

Other provisions include provisions for income taxes, value added tax issues, litigations, supplier claims, customer finance and other provisions. The Company provides for estimated future settlements related to patent infringements based on the probable outcome of each infringement. The ultimate outcome or actual cost of settling an individual infringement may vary from the Company’s estimate.

The Company estimates the outcome of any potential patent infringement made known to the Company through assertion and through the Company’s own monitoring of patent-related cases in the relevant legal systems. To the extent that the Company makes the judgment that an identified potential infringement will more likely than not result in an outflow of resources, the Company records a provision based on the Company’s best estimate of the expenditure required to settle with the counterpart.

In the ordinary course of business, the Company is subject to proceedings, lawsuits and other unresolved claims, including proceedings under laws and government regulations and other matters. These matters are often

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

resolved over a long period of time. The Company regularly assesses the likelihood of any adverse judgments in or outcomes of these matters, as well as potential ranges of possible losses. Provisions are recognized when it is probable that an obligation has arisen and the amount can be reasonably estimated based on a detailed analysis of each individual issue.

Certain present obligations are not recognized as provisions as it is not probable that an economic outflow will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability. Such obligations are reported as contingent liabilities. For further detailed information we refer to C24 Contingent liabilities.

POST-EMPLOYMENT BENEFITS

Pensions and other post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the Company’s only obligation is to pay a fixed amount to a separate entity (a pension trust fund) with no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks fall on the employee. The expenditures for defined contribution plans are recognized as expenses during the period when the employee provides service. Under a defined benefit plan, it is the Company’s obligation to provide agreed benefits to current and former employees. The related actuarial and investment risks fall on the Company.

The present value of the defined benefit obligations for current and former employees is calculated using the Projected Unit Credit Method. The discount rate for each country is determined by reference to market yields on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations. In countries where there is no deep market in such bonds, the market yields on government bonds are used, considering the medium term trend of such bonds. The calculations are based upon actuarial assumptions, assessed on a quarterly basis, and are as a minimum prepared annually. Actuarial assumptions are the Company’s best estimate of the variables that determine the cost of providing the benefits. When using actuarial assumptions, it is possible that the actual result will differ from the estimated result or that the actuarial assumptions will change from one period to another. These differences are reported as actuarial gains and losses. They are for example caused by unexpectedly high or low rates of employee turnover, changed life expectancy, salary changes, changes in the discount rate and differences between actual and expected return on plan assets. Actuarial gains and losses are recognized in equity in the period in which they occur. The Company’s net liability for each defined benefit plan consists of the present value of pension commitments less the fair value of plan assets and is recognized net on the balance sheet. When the result is a net benefit to the Company, the recognized asset is limited to the total of any cumulative past service cost and the present value of any future refunds from the plan or reductions in future contributions to the plan.

The net of return on plan assets and interest on pension liabilities is reported as financial income or expense, while the current service cost and any other items in the annual pension cost are reported as operating income or expense.

Payroll taxes related to actuarial gains and losses are reported in equity together with the recognition of actuarial gains and losses.

SHARE-BASED COMPENSATION TO EMPLOYEES AND THE BOARD OF DIRECTORS

Share-based compensation is related to remuneration to employees, including key management personnel and the Board of Directors. Under IFRS, a company shall recognize compensation costs for share-based compensation programs to employees based on a measure of the value to the company of services received from the employees under the plans.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

a) Compensation to employees

Stock Option Plans

In accordance with IFRS 1 and IFRS 2, Ericsson has chosen not to apply IFRS 2 to equity instruments granted before November 7, 2002.

IFRS 2 is applied to the equity settled employee option program granted after November 7, 2002 (i.e. on program where the vesting period ended 2005). Ericsson recognizes compensation costs representing the fair value at grant date of the outstanding employee options. In the balance sheet, the corresponding amounts are accounted for as equity. The fair value of the options is calculated using an option-pricing model. The total costs are recognized during the vesting period, i.e. the period during which the employees had to fulfill vesting requirements. When the options are exercised, social security charges are to be paid in certain countries on the value of the employee benefit; generally based on the difference between the market price of the share and the strike price. Such social security charges are accrued during the vesting period.

Stock Purchase Plans

For stock purchase plans, compensation costs are recognized during the vesting period, based on the fair value of the Ericsson share at the employee’s investment date. The fair value is based upon the share price at investment date, adjusted for the fact that no dividends will be received on matching shares prior to matching. The employees pay a price equal to the share price at investment date for the investment shares. The investment date is considered as the grant date. In the balance sheet, the corresponding amounts are accounted for as equity. Vesting conditions are non-market based and affect the number of shares that Ericsson will match. When calculating the compensation costs for shares under performance-based matching programs, the Company at each reporting date assesses the probability of meeting the performance targets. Compensation expenses are based on estimates of the number of shares that will match at the end of the vesting period. When shares are matched, social security charges are to be paid in certain countries on the value of the employee benefit. The employee benefit is generally based on the market value of the shares at the matching date. During the vesting period, estimated amounts for such social security charges are accrued.

b) Compensation to the Board of Directors

During 2008, the Company introduced a share-based compensation program as a part of the remuneration to the Board of Directors. The program gives non-employed Directors elected by the General Meeting of Shareholders a right to receive part of their remuneration as a future payment of an amount which corresponds to the market value of a share of class B in the Company at the time of payment, as further disclosed in Note C29, “Information Regarding Employees, Members of the Board of Directors and Management”. The cost for cash settlements is measured based on the estimated costs for the program on a pro rata basis during the service period, being one year. The estimated costs are remeasured during and at the end of the service period.

SEGMENT REPORTING

Financial information is provided to the Board of Directors for both primary and secondary segments. These segments are subject to risks and returns that are different from those of other segments.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Primary segments

A primary segment is a business segment consisting of a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of the other business segments. Mainly the following factors have been considered when identifying the differences:

•	Differences in products and services regarding: technology and standardization, research and development, production and service.

•	For which market and to what type of customers the segment’s products and/or services are aimed.

•	Through which distribution channels products and services are sold.

Secondary segments

Secondary, geographical segments are defined based on differences in economic and market conditions, risks and returns for particular geographical environments.

BORROWING COSTS

The Company does not capitalize any borrowing costs. Such costs are expensed as incurred.

NON-CURRENT ASSETS (OR DISPOSAL GROUP) HELD FOR SALE

To be classified as an asset (or disposal group) held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable, requiring that the appropriate level of management has authorized the plan to sell and that there is an active plan to complete the sale.

Non-current assets (or disposal groups) held for sale are measured at the lower of carrying amount and fair value less costs to sell.

GOVERNMENT GRANTS

Government grants are recognized when there is a reasonable assurance of compliance with conditions attached to the grants and that the grants will be received.

For the Company, government grants are linked to performance of research or development work or to capital expenditures that are subsidized as governmental stimulus to employment or investments in a certain country or region. Government grants linked to research and development are normally deducted in reporting the related expense, whereas grants related to assets are accounted for deducting the grant when establishing the acquisition cost of the asset.

NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

A number of issued new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2008, and have not been applied in preparing these consolidated financial statements:

•

IFRS 8 “Operating Segments”. This standard prescribes measurement and presentation of segments and replaces IAS 14 “Segment reporting”. The new standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting to the

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Board of Directors. An entity shall apply this IFRS in its annual financial statements for periods beginning on or after January 1, 2009. The Company will apply this new standard as from January 1, 2009. The new standard will not result in any changes of the reportable segments. However, the new 50/50 joint venture, ST Ericsson, established February 1, 2009, will be reported as a separate segment.

•

IAS 1 (Revised), ‘Presentation of financial statements’ (effective from January 1, 2009). The revised standard will prohibit the presentation of items of income and expenses (that is, ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). Where entities restate or reclassify comparative information, they will be required to present a restated balance sheet as at the beginning comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. The Company will apply this revised standard as from January 1, 2009.

•

Revised IAS 23 “Borrowing Costs” removes the option to expense borrowing costs as incurred and requires that a company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23 will become mandatory for the Company’s 2009 financial statements and will constitute a change in accounting policy for the Group. In accordance with the transitional provisions, the Company will apply the revised IAS 23 prospectively to design or construction of qualifying assets from the effective date January 1, 2009. The revised standard is not expected to have a significant impact on the financial statements of the Company.

•

IAS 27 (Amendment) “Consolidated and Separate Financial Statements” (effective from July 1, 2009). The amendment to the standard is still subject to endorsement by the EU. The change implies, among other things, that minority interest shall always be recognized even if the minority interest is negative, transactions with minority interests shall always be recorded in equity, and, in those cases when a partial disposal of a subsidiary results in that the entity loses control of the subsidiary, any remaining interest should be revalued to fair value. The change in the standard will influence the accounting of future transactions. At present, the Company plans to apply the standard from January 1, 2010.

•

IAS 32 and IAS 1 (Amendments) “Puttable Financial Instruments” and “Obligations Arising on Liquidation” (Effective from January 1, 2009). The amended standards require entities to classify puttable financial instruments and instruments, or components of instruments, that impose an obligation on the entity to deliver to another party a pro rata share of the net assets of the entity only on liquidation, as equity, provided the financial instruments have particular features and meet specific conditions. The amendments are not expected to have any impact on the Company’s financial statements.

•

IAS 39 (Amendment) “Financial instruments: Recognition and Measurement—Eligible hedged Items” (effective from July 1, 2009). The amendment to the standard is still subject to endoresement by the EU. The amendment clarifies how the existing principles underlying hedge accounting should be applied in two particular situations. It clarifies the designation of:

a)	a one-sided risk in a hedged item (hedging with options), and

b)	inflation in a financial hedged item.

It is not expected to have a material impact on the Company’s financial statements.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

IFRS 1 and IAS 27 (Amendments) “Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate” (effective from January 1, 2009). The amended standard allows first-time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. These amendments are not applicable, as the Company is not a first-time adopter.

•

IFRS 2 (Amendment), “Share-based payment” (effective from January 1, 2009). The amended standard deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. As such these features would need to be included in the grant date fair value for transactions with employees and others providing similar services, that is, these features would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Company will apply IFRS 2 (Amendment) from January 1, 2009, but is not expected to have a material impact on the consolidated financial statements. The Company will apply this new standard as from January 1, 2009.

•

IFRS 3 (Amendment) “Business Combinations” (effective from July 1, 2009). The amendment to the standard is still subject to endorsement by the EU. The amendment will have an effect on how future business combinations are accounted for, i.e. the accounting of transaction costs, possible contingent considerations, and business combinations achieved in stages. At present, the Company plans to apply the standard from January 1, 2010.

•

IFRIC 13 “Customer Loyalty Programmes” addresses the accounting by companies that operate, or otherwise participate in, customer loyalty programmes for their customers. IFRIC 13 relates to customer loyalty programmes under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the Company’s 2009 financial statements, is not expected to have any significant impact on the consolidated financial statements.

•

IFRIC 15 “Agreements for Construction of Real Estate” (effective from January 1, 2009). The interpretation clarifies whether IAS 18, ‘Revenue’, or IAS 11, ‘Construction contracts’ should be applied to particular transactions. It is likely to result in IAS 18 being applied to a wider range of transactions. IFRIC 15 is not expected to have significant impact on the Company’s financial result and position. This interpretation is still subject to endorsement by the EU.

•

IFRIC 16 “Hedges of a Net Investment in a Foreign Operation” (effective from October 1, 2008). IFRIC 16 clarifies the accounting treatment in respect of net investment hedging. This includes the fact that net investment hedging relates to differences in functional currency, not presentation currency, and hedging instruments may be held anywhere in the Company. The requirements of IAS 21, ‘The effects of changes in foreign exchange rates’, do apply to the hedged item. The Company will apply IFRIC 16 from January 1, 2009. It is not expected to have a material impact on the Company’s financial statements.

•

IFRIC 17, “Distributions of Non-cash Assets to Owners” (mandatory for accounting periods beginning on or after July 1, 2009). This interpretation is still subject to endorsement by the EU. IFRIC 17 clarifies that a dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity, and that this payable should be measured at the fair value of the net asset to be distributed. When an entity settles the dividend payable, it should recognize the difference between the dividend paid and the carrying amount of the net asset distributed in profit or loss. IFRIC 17 also clarifies that IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” should be applied for non-current assets classified as held for distribution to owners. The Company will apply IFRIC 17 to distributions of non-cash assets, as well as pro rata distributions of non-cash assets, prospectively from January 1, 2010.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

IFRIC 18 “Transfers of Assets from Customers” (effective for transfers of property, plant and equipment or cash from a customer, received on or after July 1, 2009). This interpretation is still subject to endorsement by the EU. IFRIC 18 clarifies the requirements for agreements in which an entity receives an item of property, plant and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. The interpretation clarifies e.g. the circumstances in which the definition of an asset is met, the recognition of the asset and the measurement of its cost on initial recognition, and also the recognition of revenue. The evaluation of this interpretation is not finalized.

•	Improvements to IFRSs, published in May 2008 and effective from January 1, 2009. None of these improvements are expected to have a material impact on the Company’s financial statements.

C2    CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements and application of accounting standards often involve management’s judgment and the use of estimates and assumptions deemed to be reasonable at the time they are made. However, other results may be derived with different judgments or using different assumptions or estimates, and events may occur that could require a material adjustment to the carrying amount of the asset or liability affected. Following are the accounting policies subject to such judgments and the key sources of estimation uncertainty that the Company believes could have the most significant impact on the reported results and financial position.

The information in this note is grouped as per:

•	Key sources of estimation uncertainty.

•	Judgments management has made in the process of applying the Company’s accounting policies.

REVENUE RECOGNITION

Key sources of estimation uncertainty

Estimates are necessary in evaluation of contractual performance and estimated total contract costs for assessing whether any loss provisions are to be made or if customers will reach conditional purchase volumes triggering contractual discounts to be given.

Judgments made in relation to accounting policies applied

Parts of the Company’s sales are generated from large and complex customer contracts. Managerial judgment is applied regarding, among other aspects, conformance with acceptance criteria and if transfer of risks and rewards to the buyer has taken place to determine if revenue and costs should be recognized in the current period, degree of completion and the customer credit standing to assess whether payment is likely or not to justify revenue recognition.

TRADE AND CUSTOMER FINANCE RECEIVABLES

Key sources of estimation uncertainty

The Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual receivables will be paid. Total allowances for estimated losses as of December 31, 2008, were SEK 1.8 (1.6) billion or 2.2 (2.5) percent of gross trade and customer finance receivables.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit risks for outstanding customer finance credits are regularly assessed as well, and allowances are recorded for estimated losses.

INVENTORY VALUATION

Key sources of estimation uncertainty

Inventories are valued at the lower of cost and net realizable value. Estimates are required in relation to forecasted sales volumes and inventory balances. In situations where excess inventory balances are identified, estimates of net realizable values for the excess volumes are made. Inventory allowances for estimated losses as of December 31, 2008, amounted to SEK 3.5 (2.8) billion or 11 (11) percent of gross inventory.

DEFERRED TAXES

Key sources of estimation uncertainty

Deferred tax assets are recognized for temporary differences between the carrying amounts for financial reporting purposes of assets and liabilities and the amounts used for taxation purposes and for tax loss carry-forwards. The largest amounts of tax loss carry-forwards are reported in Sweden, with an indefinite period of utilization (i.e. with no expiry date). The valuation of tax loss carry-forwards, deferred tax assets and the Company’s ability to utilize tax losses is based upon management’s estimates of future taxable income in different tax jurisdictions. For further detailed information, please refer to note C8, “Taxes”.

At December 31, 2008, the value of deferred tax assets amounted to SEK 14.9 (11.7) billion. The deferred tax assets related to loss carryforwards are reported as non-current assets.

ACCOUNTING FOR INCOME-, VALUE ADDED- AND OTHER TAXES

Key sources of estimation uncertainty

Accounting for these items is based upon evaluation of income-, value added- and other tax rules in all jurisdictions where we perform activities. The total complexity of rules related to taxes and the accounting for these require management’s involvement in judgments regarding classification of transactions and in estimates of probable outcomes of claimed deductions and/or disputes.

CAPITALIZED DEVELOPMENT EXPENSES

Key sources of estimation uncertainty

Impairment testing is performed after initial recognition whenever there is an indication of impairment. Intangible assets not yet available for use are tested annually. The impairment amounts are based on estimates of future cash flows for the respective products.

At December 31, 2008, the amount of capitalized development expenses amounted to SEK 2.8 (3.7) billion. An impairment charge of SEK 0.5 billion was recognized as a part of the restructuring program. Under this program decisions where taken to phase out certain products. The impairment charge relates to balances for these products.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Judgments made in relation to accounting policies applied

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

The definition of amortization periods as well as the evaluation of impairment indicators also requires management’s judgment.

ACQUIRED INTELLECTUAL PROPERTY RIGHTS AND OTHER INTANGIBLE ASSETS, INCLUDING GOODWILL

Key sources of estimation uncertainty

At initial recognition, future cash flows are calculated, ensuring that the initial carrying values do not exceed the discounted cash flows for the items of this type of assets. Impairment testing is performed after initial recognition whenever there is an indication of impairment, except for goodwill for which impairment testing is performed at least once per year. Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges. One source of uncertainty related to future cash flows is long-term movements in exchange rates.

The market Capitalization of the Company as per year end 2008 well exceeded the value of net assets of the Company.

For further discussion on goodwill, see Note C1, “Significant Accounting Policies” and C10, “Intangible Assets”. Estimates related to acquired intangible assets are based on similar assumptions and risks in assumptions as for goodwill.

At December 31, 2008, the amount of acquired intellectual property rights and other intangible assets amounted to SEK 45.5 (46.8) billion, including goodwill of SEK 24.9 (22.8) billion.

Judgments made in relation to accounting policies applied

At initial recognition and subsequent measurement, management judgments are made, both for key assumptions and regarding impairment indicators. In the purchase price allocation made for each acquisition, the purchase price shall be assigned to the identifiable assets, liabilities and contingent liabilities based on fair values for theses net assets. Any remaining excess value is reported as goodwill. This allocation requires management judgment as well as the definition of cash generating units for impairment testing purposes. Other judgments might result in significantly different results and financial position in the future.

PROVISIONS

Pension and other post-employment benefits

Key sources of estimation uncertainty

Accounting for the costs of defined benefit pension plans and other applicable post-employment benefits is based on actuarial valuations, relying on key estimates for discount rates, expected return on plan assets, future

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

salary increases, turnover rates and mortality tables. The discount rate assumptions are based on rates for high-quality fixed-income investments with durations as close as possible to the Company’s pension plans. Expected returns on plan assets consider long-term historical returns, allocation of assets and estimates of future long-term investment returns. At December 31, 2008 defined benefit obligations for pensions and other post-employment benefits amounted to SEK 28.0 (25.2) billion and fair value of plan assets to SEK 19.0 (20.2) billion. For more information on estimates and assumptions, see Note C17, “Post-Employment Benefits”.

Warranty provisions

Key sources of estimation uncertainty

Provisions for product warranties are based on current volumes of products sold still under warranty and on historic quality rates for mature products as well as estimates and assumptions on future quality rates for new products and estimates of costs to remedy the various qualitative issues that might occur. Total provisions for product warranties as of December 31, 2008, amounted to SEK 1.9 (1.8) billion.

Provisions other than warranty provisions

Key sources of estimation uncertainty

Provisions, other than warranty provisions, mainly comprise amounts related to contractual obligations and penalties to customers and estimated losses on customer contracts, restructuring, risks associated with patent and other litigations, supplier or subcontractor claims and/or disputes, as well as provisions for unresolved income tax and value added tax issues. The estimates related to the amounts of provisions for penalties, claims or losses receive special attention from the management. At December 31, 2008, Provisions other than warranty commitments amounted to SEK 12.4 (7.9) billion. For further detailed information, see Note C18, “Provisions”.

Judgments made in relation to accounting policies applied

Whether a present obligation is probable or not requires judgment. The nature and type of risks for these provisions differ and management’s judgment is applied regarding the nature and extent of obligations in deciding if an outflow of resources is probable or not.

FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

Hedge accounting and foreign exchange risks

Key sources of estimation uncertainty

Foreign exchange risk in highly probable sales and purchases in future periods are hedged using foreign exchange derivative instruments designated as cash-flow hedges.

Judgments made in relation to accounting policies applied

Establishing highly probable sales volumes involves gathering and evaluating sales and purchases estimates for future periods as well as analyzing actual outcome to estimates on a regular basis in order to fulfill effectiveness testing requirements for hedge accounting. Changes in estimates of sales and purchases might result in that hedge accounting is discontinued.

For further information regarding risks in financial instruments see, Note C20, “Financial Risk Management and Financial Instruments”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C3    SEGMENT INFORMATION

Primary segments

Ericsson has the following business segments:

Networks delivers products and solutions for mobile and fixed broadband access, core networks and transmission as well as related network rollout services. The offering includes:

•	radio access solutions interconnect with devices such as mobile phones, notebooks and PCs, supporting different standardized mobile technologies, such as GSM and WCDMA on the same platform.

•	access solutions, recently expanded by acquisitions, increase the customers’ ability to modernize fixed networks to enable new IP-based services with higher bandwidth.

•	our core network solutions include industry-leading softswitches, IP infrastructure for EDGE- and core routing, IP Multimedia Subsystem (IMS) and media gateways.

•	transmission; microwave and optical transmission solutions for mobile and fixed networks.

•	related network rollout services.

GSM and WCDMA share a common core network, preserving investments. IMS is a platform that enables converged services to be transparently provided indepent of the type of access used.

Professional Services delivers managed services, systems integration, consulting, education and general customer support services. The offering includes:

•	managed services comprise network operations (the managment of day-to-day operations of customer networks) and hosting of service layer platforms and applications.

•	systems integration; Ericsson integrates equipment from multiple suppliers and handles technology change programs as well as design and integration of new solutions.

•	consulting; experts in business and technology strategy provide support (decision making, planning and execution) to customers in improving and growing their business.

•	education; tailored programs to ensure operator personnel have the right skills and competence to manage their increasingly complex systems.

•	customer support services; staff world-wide provide around-the-clock support and advice to ensure network uptime and performance.

Multimedia delivers enablers and applications that the operators need to deliver a rich user experience seamlessly on any device, any time and anywhere.

The offering includes:

•	TV solutions, end-to-end solutions for operators, service providers, advertisers and content providers.

•	customer and business applications; multimedia solutions for the consumer and enterprise markets.

•	multimedia brokering solutions which facilitate payment and distribution of content.

•	service delivering and provisioning platforms enabling operators and service providers to create, sell and manage multimedia offerings and multi-play offerings.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	mobile platforms; platform technology for GSM/EDGE and WCDMA/HSPA used in mobile devices and PCs.

Phones, consisting of Ericsson’s investment and share in earnings of the Sony Ericsson Mobile Communications joint venture. Sony Ericsson delivers innovative and feature-rich mobile phones, accessories and PC-cards.

SECONDARY SEGMENTS

Ericsson operates in five main geographical areas: (1) Western Europe, (2) Central and Eastern Europe, Middle East and Africa, (3) Asia Pacific, (4) North America and (5) Latin America. These areas represent the geographical segments.

BUSINESS SEGMENTS (PRIMARY)

2008	Networks	Professional Services	Multimedia	Phones	Unallocated	Eliminations	Group
Net sales	142,050	48,978	17,902	—	—	—	208,930
Inter-segment sales	—	—	—	—	—	—	—

Total net sales	142,050	48,978	17,902	—	—	—	208,930

Share in earnings of JV and associated companies	-25	92	-2	-503	—	—	-436

Operating income	11,145	6,346	-118	-503	-618	—	16,252

Operating margin (%)	8%	13%	-1%	—	—	—	8%
Financial income							3,458
Financial expenses							-2,484

Income after financial items							17,226

Taxes							-5,559

Net income							11,667

Assets1)2)	119,351	42,701	20,771	—	94,873	—	277,696
Equity in joint ventures and associated companies	852	322	120	6,694	—	—	7,988

Total assets	120,203	43,023	20,891	6,694	94,873	—	285,684

Liabilities3)4)	58,739	25,868	5,363	—	53,630	—	143,600

1)	Segment assets include property, plant and equipment, intangible assets, current and non-current customer finance, accounts receivable, inventory, prepaid expenses, accrued revenues, derivatives and other current assets.
2)	Unallocated assets include mainly cash and cash equivalents, short-term investments and deferred tax assets.
3)	Segment liabilities include accounts payable, provisions, accrued expenses and deferred revenues, advances from customers and other current liabilities.
4)	Unallocated liabilities include accrued interests, tax liabilities, interest-bearing liabilities and post-employment benefits.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other segment items

2008	Networks	Professional Services	Multimedia	Phones	Unallocated	Eliminations	Group
Property, plant and equipment and intangible assets
Additions to property plant and equipment	3,085	735	257	—	56	—	4,133
Acquisitions/capitalization of intangible assets	693	11	583	—	—	—	1,287
Depreciation	-2,347	-532	-228	—	-1	—	-3,108
Amortization	-3,210	-368	-1,429	—	1	—	-5,006
Impairment losses	-547	—	-19	—	—	—	-566
Reversals of impairment losses	6	1	—	—	—	—	7
Restructuring expenses	-5,131	-1,272	-337	-846	-20	—	-7,606
Gains/losses from divestments	9	-16	992	—	113	—	1,098

GEOGRAPHICAL SEGMENTS (SECONDARY)

2008	Net sales	Total assets	Additions/ capitalization of PP&E and intangible assets
Western Europe	51,570	214,501	4,065
—of which Sweden	8,876	189,827	2,909
Central and Eastern Europe, Middle East and Africa	53,080	13,628	93
Asia Pacific	63,307	38,407	370
—of which China	15,068	13,937	140
—of which India	15,176	12,705	85
North America	17,925	8,164	739
—of which United States	14,132	7,761	697
Latin America	23,048	10,984	153

Total	208,930	285,684	5,420

—of which EU	57,601	222,401	4,101

For employee information, see Note C29, “Information Regarding Employees, Members of the Board of Directors and Management”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

BUSINESS SEGMENTS (PRIMARY)

2007	Networks	Professional Services	Multimedia1)	Phones	Unallocated	Eliminations	Group
Net sales	128,985	42,892	15,903	—	—	—	187,780
Inter-segment sales	32	10	2	—	—	-44	0

Total net sales	129,017	42,902	15,905	—	—	-44	187,780

Share in earnings of JV and associated companies	61	66	-3	7,108	—	—	7,232

Operating income	17,398	6,394	-135	7,108	-119	—	30,646

Operating margin (%)	13%	15%	-1%	—	—	—	16%
Financial income							1,778
Financial expenses							-1,695

Income after financial items							30,729

Taxes							-8,594

Net income							22,135
Assets2)3)	107,819	36,974	18,739	—	70,682	—	234,214
Equity in joint ventures and associated companies	850	298	206	9,549	—	—	10,903

Total assets	108,669	37,272	18,945	9,549	70,682	—	245,117

Liabilities4)5)	39,819	19,101	4,915	—	46,230	—	110,065

1)	Multimedia figures include the Enterprise PBX business which was divested in 2008.
2)	Segment assets include property, plant and equipment, intangible assets, current and non-current customer finance, accounts receivable, inventory, prepaid expenses, accrued revenues, derivatives and other current assets.
3)	Unallocated assets include mainly cash and cash equivalents, short-term investments and deferred tax assets.
4)	Segment liabilities include accounts payable, provisions, accrued expenses and deferred revenues, advances from customers and other current liabilities.
5)	Unallocated liabilities include accrued interests, tax liabilities, interest-bearing liabilities and post-employment benefits.

Other segment items

2007	Networks	Professional Services	Multimedia1)	Phones	Unallocated	Eliminations	Group
Property, plant and equipment and intangible assets
Additions to property plant and equipment	3,264	806	249	—	—	—	4,319
Acquisitions/capitalization of intangible assets	15,401	2,973	11,464	—	—	—	29,838
Depreciation	-2,601	-367	-152	—	-1	—	-3,121
Amortization	-4,630	-237	-566	—	—	—	-5,433
Impairment losses	-105	-1	—	—	—	—	-106
Reversals of impairment losses	297	—	—	—	—	—	297
Gains/losses from divestments	—	—	—	—	280	—	280

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

GEOGRAPHICAL SEGMENTS (SECONDARY)

2007	Net sales	Total assets	Additions/ capitalization of PP&E and intangible assets
Western Europe	52,685	160,606	12,127
—of which Sweden	8,395	117,887	2,671
Central and Eastern Europe, Middle East and Africa	48,661	10,737	230
Asia Pacific	54,629	26,852	1,124
—of which China	13,598	9,915	704
—of which India	10,517	6,642	71
North America	13,422	32,815	20,528
—of which United States	10,529	31,573	17,668
Latin America	18,383	14,107	148

Total	187,780	245,117	34,157

—of which EU	58,978	161,251	10,609

For employee information, see Note C29, “Information Regarding Employees, Members of the Board of Directors and Management”.

BUSINESS SEGMENTS (PRIMARY)

20061)	Networks	Professional Services	Multimedia2)	Phones	Unallocated		Eliminations	Group
Net sales	127,518	36,813	13,877	—	1,613		—	179,821
Inter-segment sales	176	34	17	—	2		-229	0

Total net sales	127,694	36,847	13,894	—	1,615		-229	179,821

Share in earnings of JV and associated companies	18	21	43	5,852	—		—	5,934

Operating income	21,722	5,309	714	5,852	2 231	7)	—	35,828

Operating margin (%)	17%	14%	5%	—	—		—	20%
Financial income								1,954
Financial expenses								-1,789

Income after financial items								35,993

Taxes								-9,557

Net income								26,436
Assets3)4)	100,792	21,141	6,657	—	76,941		—	205,531
Equity in joint ventures and associated companies	918	170	280	8,041	—		—	9,409

Total assets	101,710	21,311	6,937	8,041	76,941		—	214,940

Liabilities5)6)	42,837	17,718	4,011	—	29,479		—	94,045

1)	Ericsson has reorganized its operating structure as of January 1, 2007. Comparative figures for 2006 are restated accordingly. For further details see note C1, Significant Accounting Policies.
2)	Multimedia figures include the Enterprise PBX business which was divested in 2008.
3)	Segment assets include property, plant and equipment, intangible assets, current and non-current customer finance, accounts receivable, inventory, prepaid expenses, accrued revenues, derivatives and other current assets.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4)	Unallocated assets include mainly cash and cash equivalents, short-term investments and deferred tax assets.
5)	Segment liabilities include accounts payable, provisions, accrued expenses and deferred revenues, advances from customers and other current liabilities.
6)	Unallocated liabilities include accrued interests, tax liabilities, interest-bearing liabilities and post-employment benefits.
7)	Unallocated operating income include the effect of the divesture of the Defense business by SEK 2,963 million.

Other segment items

20061)	Networks	Professional Services	Multimedia2)	Phones	Unallocated	Eliminations	Group
Property, plant and equipment and intangible assets
Additions to property, plant and equipment	3,462	291	74	—	—	—	3,827
Acquisitions/capitalization of intangible assets	16,403	1,512	404	—	—	—	18,319
Depreciation	-2,689	-271	-47	—	—	—	-3,007
Amortization	-4,015	-116	–68	—	-38	—	-4,237
Impairment losses	-303	—	—	—	—	—	-303
Reversals of impairment losses	31	—	—	—	—	—	31
Restructuring expenses	-2,400	-402	-106	—	—	—	-2,908
Gains/losses from divestments	—	—	—	—	2,945	—	2,945

GEOGRAPHICAL SEGMENTS (SECONDARY)

2006	Net sales1)	Total assets	Additions/ capitalization of PP&E and intangible assets
Western Europe	53,182	158,773	20,704
—of which Sweden	7,809	125,578	17,819
Central and Eastern Europe, Middle East and Africa	46,413	8,139	147
Asia Pacific	47,884	24,853	419
—of which China	11,776	9,088	206
—of which India	7,359	5,936	39
North America	15,862	10,893	798
—of which United States	13,878	10,231	739
Latin America	16,480	12,282	78

Total	179,821	214,940	22,146

—of which EU 2)	58,983	160,074	20,763

1)	Revenues from intellectual property rights (IPR) related to products are as from 2007 reported in Net sales with related costs reported as Cost of sales. Comparative figures for 2006 have been restated accordingly.
2)	Restated for Bulgaria and Romania which entered into the European Union as from 2007.

For employee information, see Note C29, “Information Regarding Employees, Members of the Board of Directors and Management”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C4    NET SALES

	2008	2007	20061)
Sales of products and network rollout services	150,846	138,011	137,758
Of which:
—Delivery-type contracts	148,358	130,890	123,206
—Construction-type contracts	2,488	7,121	14,552
Professional Services sales	48,978	42,892	36,813
License revenues	9,106	6,877	5,250

Net sales	208,930	187,780	179,821
Export sales from Sweden	109,254	102,486	98,694

1)	Revenues from intellectual property rights (IPR) related to products are as from 2007 reported in Net sales with related costs reported as Cost of sales. Comparative figures for 2006 have been restated accordingly.

C5    EXPENSES BY NATURE

	2008	2007	2006
Goods and services	138,298	113,195	108,033
Amortization and depreciation	8,114	8,554	7,244
Impairments, net of reversals	2,680	1,435	876
Employee remunerations	51,297	44,771	42,821
Interest expenses	2,484	1,695	1,789
Taxes	5,559	8,594	9,557

Expenses incurred	208,432	178,244	170,320
Less:
Inventory changes1)	3,761	802	3,791
Additions to Capitalized development	1,409	1,053	1,353

Expenses charged to the Income Statement	203,262	176,389	165,176

1)	The inventory changes are based on changes of inventory values prior to allowances (gross value).

The change in Impairments, net of reversals, mainly relate to an increase of obsolescence allowances in inventories, impairments of Capitalized development expenses and an increase in impairments of trade receivables.

For 2008, restructuring charges amounted to SEK 6.7 billion. Restructuring charges are included in the expenses presented above.

RESTRUCTURING CHARGES BY FUNCTION

	2008	2007	2006
Cost of sales	2,540	—	1,566
R&D expenses	2,648	—	595
Selling and administrative expenses	1,572	—	747

Total restructuring charges	6,760	—	2,908

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C6    OTHER OPERATING INCOME AND EXPENSES

	2008	2007	20061)
Gains on sales of intangible assets and PP&E	302	78	27
Losses on sales of intangible assets and PP&E	-190	-104	-158
Gains on sales of investments and operations	1,236	296	3,038
Losses on sales of investments and operations	-138	-16	-93

Capital gains/losses, net	1,210	254	2,814

Other operating revenues	1,767	1,480	1,089

Total other operating income and expenses	2,977	1,734	3,903

1)	Revenues from intellectual property rights (IPR) related to products are as from 2007 reported in Net sales with related costs reported as Cost of sales. Comparative figures for 2006 have been restated accordingly.

C7    FINANCIAL INCOME AND EXPENSES

	2008		2007		2006
	Financial income	Financial expenses	Financial income	Financial expenses	Financial income	Financial expenses
Contractual interest from financial assets	2,938		2,293		1,952
Of which from financial assets at fair value through profit or loss	2,282		1,094		1,190
Contractual interest from financial liabilities		-2,023		-1,543		-1,416
Of which from financial liabilities at fair value through profit or loss		—		—		—
Net gain/loss on:
Instruments at fair value through profit or loss1)	322	280	-181	-60	-60	-366
Of which included in fair value hedge relationships	—	-32	—	-7	—	-414
Available for sale	—	—	—	—	—	—
Loans and receivables	191	—	-342	—	—	-160
Liabilities at amortized cost	—	-656	—	11	—	383
Other financial income and expenses	7	-85	8	-103	62	-230

Total	3,458	-2,484	1,778	-1,695	1,954	-1,789

1)	Excluding net loss from operating assets and liabilities which was SEK 4,234 (762) million reported as Cost of Sales.

C8    TAXES

On December 10, 2008 the Swedish Parliament decided to reduce the company tax rate from 28 percent to 26,3 percent. This new tax rate will become applicable from the income year of 2009, and has affected the assessment of deferred tax assets and deferred tax debts. In summary, the Group tax expense for the year was SEK 5,559 (8,594) million or 32.3 (28.0) percent of the income after financial items.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INCOME TAXES RECOGNIZED IN THE INCOME STATEMENT

The following items are included in Taxes:

	2008	2007	2006
Current income taxes for the year	-5,574	-4,115	-4,565
Current income taxes related to prior years	167	-294	-169
Deferred tax income/expense (–)	-297	-2,227	-3,582
Share of taxes in joint ventures and associated companies	145	-1,958	-1,241

Taxes	-5,559	-8,594	-9,557

RECONCILIATION OF ACTUAL INCOME TAX RATE TO THE SWEDISH INCOME TAX RATE:

	2008	2007	2006
Tax rate in Sweden	-28.0%	-28.0%	-28.0%
Effect of foreign tax rates	0.1%	0.2%	-0.4%
Current income taxes related to prior years	1.0%	-1.0%	-0.5%
Recognition/remeasurement of tax losses related to prior years	-1.0%	-0.7%	1.2%
Recognition/remeasurement of deductible temporary differences related to prior years	0.4%	1.5%	0.2%
Tax effect of non-deductible expenses	-5.7%	-2.6%	-3.7%
Tax effect of non-taxable income	1.8%	2.8%	4.5%
Tax effect of changes in tax rates	-0.9%	-0.2%	0.1%

Actual tax rate	-32.3%	-28.0%	-26.6%

DEFERRED TAX BALANCES

Tax effects of temporary differences and unutilized tax loss carryforwards are attributable as shown in the table below:

TAX EFFECTS OF TEMPORARY DIFFERENCES AND UNUTILIZED TAX LOSS CARRYFORWARDS

	2008				2007
	Deferred tax assets	Deferred tax liabilities		Net balance	Deferred tax assets	Deferred tax liabilities	Net balance
Intangible assets and property, plant and equipment	313	4,081			438	4,044
Current assets	2,056	80			1,878	14
Post-employment benefits	1,054	138			1,121	100
Provisions	2,473	—			1,693	5
Equity	2,941	—			708	97
Other	3,743	897	1)		3,647	1,553
Loss carryforwards	4,736	—			5,219	—

Deferred tax assets/liabilities	17,316	5,196			14,704	5,813
Netting of assets/liabilities	-2,458	-2,458			-3,014	-3,014

Net deferred tax balances	14,858	2,738		12,120	11,690	2,799	8,891

1)	Refer mainly to R&D credits and intellectual property rights

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CHANGE IN DEFERRED TAXES:

	2008	2007
Opening balance, net	8,891	13,182
Recognized in income statement	-296	-2,227
Recognized in equity	2,330	-73
Acquisitions/disposals of subsidiaries	861	-2,120
Translation differences	334	129

Closing balance, net	12,120	8,891

Tax effects reported directly in equity amount to SEK 2,330 million, of which hedge accounting SEK 1,399 million, and actuarial gains/ losses on pensions SEK 931 million.

Deferred tax assets are only recognized in countries where the Company expects to be able to generate corresponding taxable income in the future to benefit from tax reductions.

The significant tax loss carryforwards are related to countries with long or indefinite periods of utilization, mainly Sweden and the US. Of the total deferred tax assets for tax loss carryforwards, SEK 4,736 million, SEK 2,436 million relate to Sweden with indefinite time of utilization. With our strong current financial position and profitability during 2008, we have been able to utilize part of our tax loss carryforwards during the year, and we are convinced that Ericsson will be able to generate sufficient income in the coming years to utilize also remaining parts.

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

TAX LOSS CARRYFORWARDS

Deferred tax assets regarding tax loss carryforwards are reported to the extent that realization of the related tax benefit through future taxable profits is probable also when considering the period during which these can be utilized, as described below.

At December 31, 2008, these unutilized tax loss carryforwards amounted to SEK 16,327 (17,734) million. The tax effect of these tax loss carryforwards are reported as an asset. The final years in which these loss carryforwards can be utilized are shown in the following table:

Year of expiration	Tax loss carryforwards	Tax effect
2009	345	83
2010	199	33
2011	223	36
2012	173	32
2013	408	81
2014 or later	14,979	4,471

Total	16,327	4,736

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C9    EARNINGS PER SHARE

BASIC, EARNINGS PER SHARE

	2008	20071)	20061)
Net income attributable to stockholders of the Parent Company (SEK million)	11,273	21,836	26,251
Average number of shares outstanding, basic (millions)	3,183	3,178	3,174

Earnings per share, basic (SEK)	3.54	6.87	8.27

DILUTED, EARNINGS PER SHARE

	2008	20071)	20061)
Net income attributable to stockholders of the Parent Company (SEK million)	11,273	21,836	26,251
Average number of shares outstanding, basic (millions)	3,183	3,178	3,174
Dilutive effect for stock option plans	1	2	4
Dilutive effect for stock purchase plans	18	13	11
Average number of shares outstanding, diluted (millions)	3,202	3,193	3,189

Earnings per share, diluted (SEK)	3.52	6.84	8.23

1)	A reverse split 1:5 was made in June 2008. Comparative figures are restated accordingly.

C10    INTANGIBLE ASSETS

	Capitalized development expenses					Goodwill	Intellectual property rights (IPR), trade-marks and other intangible assets
2008	To be marketed		Acquired costs for internal use	Internal costs for internal use	Total		IPR, trademarks and similar rights		Patents and acquired R&D	Total
Accumulated acquisition costs
Opening balance	12,478		1,640	1,096	15,214	22,826	10,372		19,758	30,130
Acquisitions/capitalization	1,107		181	121	1,409	—	20		—	20
Balances regarding divested/ acquired businesses	—		—	—	—	30	-172		—	-172
Sales/disposals	-8,067		—	—	-8,067	-60	-1,212	1)	-31	-1,243
Reclassification2)	—		—	—	—	-912	-209		—	-209
Translation difference	—		—	—	—	2,993	630		723	1,353

Closing balance	5,518		1,821	1,217	8,556	24,877	9,429		20,450	29,879

Accumulated amortization
Opening balance	-7,911		-1,562	-1,042	-10,515	—	-2,072		-4,086	-6,158
Amortization	-1,726		—	—	-1,726	—	-674		-2,606	-3,280
Sales/disposals	8,067		—	—	8,067	—	496		8	504
Translation difference	—		—	—	—	—	-175		-169	-344

Closing balance	-1,570		-1,562	-1,042	-4,174	—	-2,425		-6,853	-9,278

Accumulated impairment losses
Opening balance	-974		-38	-26	-1,038	—	—		-14	-14
Impairment losses	-534	3)	-17	-11	-562	—	—		—	—

Closing balance	-1,508		-55	-37	-1,600	—	—		-14	-14

Net carrying value	2,440		204	138	2,782	24,877	7,004		13,583	20,587

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1)	Divestment of data centers in the UK.
2)	Reclassification of deferred tax assets, goodwill and intangible assets due to finalized purchase price allocation. For more information, see Note C26, “Business Combinations”.
3)	Part of the restructuring program.

The goodwill is allocated to the business segments Networks (SEK 15.3 billion), Professional Services (SEK 2.8 billion) and Multimedia (SEK 6.8 billion).

The recoverable amounts for cash-generating units are established as the present value of expected future cash flows. Estimation of future cash flows includes assumptions mainly for the following key financial parameters:

•	sales growth,

•	development of operating income (based on operating margin or cost of goods sold and operating expenses relative to sales),

•	development of working capital and capital expenditure requirements.

The assumptions, approved by group management and each business segment’s management, regarding revenue growth are based on industry sources and projections made within the Company for the development 2008-2013 for key industry parameters:

•	the number of global mobile subscriptions is estimated to grow from 3.9 billion by the end of 2008 to approximately 6.5 billion.

•	fixed and mobile broadband subscriptions from 0.6 billion to approximately 3 billion.

•	mobile traffic volume as well as fixed Internet traffic and fixed IPTV traffic is estimated to increase approximately 10 times.

The demand for multimedia solutions is driven by the opportunities for new types of service offerings enabled by IP technology and high-speed broadband.

The demand for professional services is also driven by an increasing business and technology complexity. Therefore, operators review their business models and look for vendor partners that can take on a broader responsibility, including outsourcing of network operations.

The assumptions are also based upon information gathered in the Company’s long-term strategy process, including assessments of new technology, the Company’s competitive position and new types of business and customers, driven by the continued integration of telecom, data and media industries.

The impairment testing is based on specific estimates for the first five years and with a reduction of nominal annual growth rate to an average GDP growth of 3 percent per year thereafter. The impairment test for goodwill did not result in any impairment.

A number of sensitivity tests have been made, for example applying lower levels of revenue and operating income. Also when applying these estimates no goodwill impairment is indicated.

As per year end 2008, the market capitalization of the Company well exceeded the value of net assets of the Company.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

An after-tax discount rate of 12 percent has been applied for the discounting of projected after-tax cash flows.

The application of one rate is made due to that differences in risks between the cash generating units have been considered in the estimated cash flows.

In Note C1, “Significant Accounting Policies” and Note C2, “Critical Accounting Estimates and Judgments”, further disclosures are given regarding goodwill impairment testing.

	Capitalized development expenses					Intellectual property rights (IPR), trade-marks and other intangible assets
2007	To be marketed	Acquired costs for internal use	Internal costs for internal use	Total	Goodwill	IPR, trademarks and similar rights		Patents and acquired R&D		Total
Accumulated acquisition costs
Opening balance	12,388	1,602	1,070	15,060	6,824	5,317		13,479		18,796
Acquisitions/capitalization	989	38	26	1,053	—	178		63		241
Balances regarding divested/acquired businesses	—	—	—	—	16,917	5,132	1)	6,495	1)	11,627
Sales/disposals	-899	—	—	-899	-1	-57		-1		-58
Translation difference	—	—	—	—	-914	-198		-278		-476

Closing balance	12,478	1,640	1,096	15,214	22,826	10,372		19,758		30,130

Accumulated amortization
Opening balance	-6,439	-1,562	-1,042	-9,043	—	-1,180		-1,953		-3,133
Amortization	-2,371	—	—	-2,371	—	-913		-2,149		-3,062
Sales/disposals	899	—	—	899	—	41		—		41
Translation difference	—	—	—	—	—	-20		16		-4

Closing balance	-7,911	-1,562	-1,042	-10,515	—	-2,072		-4,086		-6,158

Accumulated impairment losses
Opening balance	-958	-38	-26	-1,022	—	—		-14		-14
Impairment losses	-16	—	—	-16	—	—		—		—

Closing balance	-974	-38	-26	-1,038	—	—		-14		-14

Net carrying value	3,593	40	28	3,661	22,826	8,300		15,658		23,958

1)	During 2007, Ericsson acquired Redback, Tandberg and LHS. The acquisitions consist of IPR, SEK 6.4 billion, trademarks and customer relationships, SEK 4.8 billion and goodwill, SEK 16 billion. The amortization period related to the intellectual property rights, trademarks and other intangible assets from Redback, Tandberg and LHS is between five and ten years.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C11    PROPERTY, PLANT AND EQUIPMENT

2008	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in process and advance payments	Total
Accumulated acquisition costs
Opening balance	4,611	5,697	16,672	675	27,655
Additions	210	805	1,729	1,389	4,133
Balances regarding divested/acquired businesses	—	-5	-21	—	-26
Sales/disposals	-1,208	-775	-2,835	-33	-4,851
Reclassifications	21	-50	1,284	-1,255	—
Translation difference	420	459	1,229	19	2,127

Closing balance	4,054	6,131	18,058	795	29,038

Accumulated depreciation
Opening balance	-1,470	-4,013	-12,485	—	-17,968
Depreciation	-241	-865	-2,002	—	-3,108
Balances regarding divested businesses	—	5	18	—	23
Sales/disposals	308	875	2,407	—	3,590
Reclassifications	-1	55	-54	—	—
Translation difference	-141	-268	-851	—	-1,260

Closing balance	-1,545	-4,211	-12,967	—	-18,723

Accumulated impairment losses, net
Opening balance	-117	-118	-148	—	-383
Impairment losses	—	-4	—	—	-4
Reversals of impairment losses	—	—	7	—	7
Sales/disposals	78	—	—	—	78
Translation difference	-8	-3	-7	—	-18

Closing balance	-47	-125	-148	—	-320

Net carrying value	2,462	1,795	4,943	795	9,995

Contractual commitments for the acquisition of property, plant and equipment as per December 31, 2008, amounted to SEK 229 (176) million.

The reversal of impairment losses have been reported under Cost of sales.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2007	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in process and advance payments	Total
Accumulated acquisition costs
Opening balance	4,551	5,005	15,135	457	25,148
Additions	471	617	2,111	1,120	4,319
Balances regarding divested/acquired businesses	10	170	104	—	284
Sales/disposals	-200	-311	-1,795	-77	-2,383
Reclassifications	-186	135	864	-813	—
Translation difference	-35	81	253	-12	287

Closing balance	4,611	5,697	16,672	675	27,655

Accumulated depreciation
Opening balance	-1,212	-3,679	-11,738	—	-16,629
Depreciation	-246	-573	-2,302	—	-3,121
Balances regarding divested businesses	4	7	17	—	28
Sales/disposals	14	294	1,759	—	2,067
Reclassifications	—	-8	8	—	—
Translation difference	-30	-54	-229	—	-313

Closing balance	-1,470	-4,013	-12,485	—	-17,968

Accumulated impairment losses, net
Opening balance	-306	-154	-178	—	-638
Impairment losses	-84	—	-6	—	-90
Reversals of impairment losses	263	9	25	—	297
Sales/disposals	1	27	10	—	38
Translation difference	9	—	1	—	10

Closing balance	-117	-118	-148	—	-383

Net carrying value	3,024	1,566	4,039	675	9,304

C12    FINANCIAL ASSETS, NON-CURRENT

EQUITY IN JOINT VENTURES AND ASSOCIATED COMPANIES

	Joint ventures		Associated companies				Total
	2008	2007	2008		2007		2008	2007
Opening balance	9,549	8,041	1,354		1,368		10,903	9,409
Share in earnings	-503	7,108	67		124		-436	7,232
Taxes	151	-1,957	-6		-1		145	-1,958
Translation difference	1,084	304	130		55		1,214	359
Change in hedge reserve	36	4	—		—		36	4
Pensions	4	-2	—		—		4	-2
Dividends	-3,627	-3,949	-236		-273		-3,863	-4,222
Capital contribution	—	—	46		103		46	103
Stock Purchase and Stock Option Plans	—	—	—		-19		—	-19
Reclassification	—	—	-1		—		-1	—
Disposals	—	—	-60		-3		-60	-3

Closing balance	6,694	9,549	1,294	1)	1,354	1)	7,988	10,903

1)	Goodwill, net, amounts to SEK 16 million (SEK 19 million in 2007).

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ERICSSON’S SHARE OF ASSETS, LIABILITIES AND INCOME IN JOINT VENTURE SONY ERICSSON MOBILE COMMUNICATIONS

	2008	2007
Non-current assets	3,228	2,701
Current assets	21,190	22,714
Non-current liabilities	157	121
Current liabilities	17,593	15,745

Net assets	6,668	9,549

Net sales	54,377	59,700
Income after financial items	-400	7,276
Income taxes	151	-1,957

Net income	-249	5,319

Net income attributable to:
Stockholders of the Parent Company	-353	5,151
Minority interest	104	168
Assets pledged as collateral	—	—
Contingent liabilities	20	12

Both these companies apply IFRS in the reporting to Ericsson.

ERICSSON’S SHARE OF ASSETS, LIABILITIES AND INCOME IN ASSOCIATED COMPANY ERICSSON NIKOLA TESLA D.D.1)

	2008	2007
Non-current assets	394	363
Current assets	695	728
Non-current liabilities	6	1
Current liabilities	253	263

Net assets	830	827

Net sales	1,182	1,100
Income after financial items	139	124
Income taxes	-5	-1

Net income	134	123

Net income attributable to:
Stockholders of the Parent Company	134	123
Minority interest	—	—
Assets pledged as collateral	5	5
Contingent liabilities	172	64

1)	Ericsson’s share is 49.07 percent.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

OTHER FINANCIAL ASSETS, NON-CURRENT

	Other investments in shares and participations			Customer finance, non-current		Derivatives, non-current		Other financial assets, non-current
	2008		2007	2008	2007	2008	2007	2008	2007
Accumulated acquisition costs
Opening balance	2,019		1,999	1,221	2,270	96	116	4,092	3,447
Additions	3		—	623	892	—	—	292	175
Business combinations	—		—	—	—	—	—	—	166
Disposals/repayments/deductions	-469		—	-761	-1,940	—	—	-713	-245
Change in value in funded pension plans1)	—		—	—	—	—	—	-307	447
Reclassifications	—		—	—	—	—	—	—	—
Revaluation	—		—	—	—	2,718	-20	—	—
Translation difference	37		20	-1	-1	—	—	193	102

Closing balance	1,590		2,019	1,082	1,221	2,814	96	3,557	4,092

Accumulated impairment losses/allowances
Opening balance	-1,281		-1,278	-209	-349	—	—	-1,270	-1,154
Impairment losses/allowance	—		2	-48	41	—	—	-14	-58
Business combinations	—		—	—	—	—	—	—	—
Disposals/repayments/deductions	—		—	21	98	—	—	—	—
Reclassifications	—		—	—	—	—	—	—	—
Translation difference	—		-5	—	1	—	—	-170	-58

Closing balance	—		-1,281	-236	-209	—	—	-1,454	-1,270

Net carrying value	309	2)	738	846	1,012	2,814	96	2,103	2,822

1)	For further information, see Note C17, “Post-employment benefits”.
2)	Fair value per December 31, 2008, for listed shares was SEK 0 (11) million with a net carrying value of SEK 0 (11) million.

C13    INVENTORIES

	2008	2007
Raw materials, components, consumables and manufacturing work in progress	7,413	7,476
Finished products and goods for resale	7,616	5,338
Contract work in progress	12,807	10,338
Less advances from customers1)	—	-677

Inventories, net	27,836	22,475

1)	Effective from this annual report, advances from customers are presented under Note C21, “Other current liabilities”.

Contract work in progress includes amounts related to delivery-type contracts, service contracts and construction-type contracts with ongoing work in progress.

Reported amounts are net of obsolescence allowances of SEK 3,493 (2,752) million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MOVEMENTS IN OBSOLESCENCE ALLOWANCES

	2008	2007	2006
Opening balance	2,752	2,578	2,519
Additions, net	1,553	1,276	857
Utilization	-1,039	-1,114	-693
Translation difference	250	17	-81
Balances regarding acquired/divested businesses	-23	-5	-24

Closing balance	3,493	2,752	2,578

The amount of inventories recognized as an expense and included in Cost of sales was SEK 58,155 (52,864) million.

CONSTRUCTION-TYPE CONTRACTS IN PROGRESS

	2008	2007
For construction-type contracts in progress:
Aggregate amounts of costs incurred	2,156	9,599
Aggregate amount of recognized profits (less recognized losses)	971	2,007
Gross amount due from customers1)	204	733
Gross amount due to customers2)	406	1,643

1)	For all contracts in progress for which costs incurred plus recognized profits (less recognized losses) exceeds progress billings.
2)	For all contracts in progress for which progress billings exceed costs incurred plus recognized profits (less recognized losses).

The aggregate amounts of costs incurred relate to all construction-type contracts that were not finalized as per December 31, 2008, and include all costs incurred since the start of these projects, including any costs incurred prior to January 1, 2008. Net sales for construction-type contracts for 2008 amount to SEK 2,488 (7,121) million, see Note C4, “Net Sales”.

C14    TRADE RECEIVABLES AND CUSTOMER FINANCE

	2008	2007
Trade receivables excluding associated companies and joint ventures	76,827	60,669
Allowances for impairment	-1,471	-1,351

Trade receivables, net	75,356	59,318
Trade receivables related to associated companies and joint ventures	535	1,174

Trade receivables, total	75,891	60,492

Customer finance	3,147	3,649
Allowances for impairment	-326	-275

Customer finance, net	2,821	3,374
Of which short term	1,975	2,362
Credit commitments for customer finance	3,811	4,185

Days Sales Outstanding were 106 (102) in December, 2008.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MOVEMENTS IN ALLOWANCES FOR IMPAIRMENT

	Trade receivables			Customer finance
	2008	2007	2006	2008	2007	2006
Opening balance	1,351	1,372	1,382	275	418	1,755
Additions	651	564	686	90	49	79
Utilization	-492	-554	-139	-3	-43	-284
Reversal of excess amounts	-81	-137	-527	-74	-141	-1,082
Reclassification	-69	56	56	—	—	-5
Translation difference	115	50	-86	38	-8	-45
Balances regarding acquired/divested business	-4	—	—	—	—	—

Closing balance	1,471	1,351	1,372	326	275	418

AGING ANALYSIS AS PER DECEMBER 31, 2008

	Amount	Of which neither impaired nor past due	Of which impaired, not past due	Of which past due in the following time intervals		Of which past due and impaired in the following time intervals
				less than 90 days	90 days or more	less than 90 days	90 days or more
Trade receivables excluding associated companies and joint ventures	76,827	67,482	157	4,003	2,711	844	1,630
Allowances for impairment of receivables	-1,471	—	-121	—	—	-362	-988
Customer finance	3,147	2,530	347	5	27	47	191
Allowances for impairment of customer finance	-326	—	-97	—	—	-38	-191

AGING ANALYSIS AS PER DECEMBER 31, 2007

	Amount	Of which neither impaired nor past due	Of which impaired, not past due	Of which past due in the following time intervals		Of which past due and impaired in the following time intervals
				less than 90 days	90 days or more	less than 90 days	90 days or more
Trade receivables excluding associated companies and joint ventures	60,669	52,560	—	3,723	1,577	773	2,036
Allowances for impairment of receivables	-1,351	—	—	—	—	-422	-929
Customer finance	3,649	2,476	305	410	293	1	164
Allowances for impairment of customer finance	-275	—	-110	—	—	-1	-164

CREDIT RISK

Credit risk is divided into three categories: credit risk in trade receivables, customer finance risk and financial credit risk (see C20).

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit risk in trade receivables

Credit risk in trade receivables is governed by a policy applicable for all legal entities in Ericsson. The purpose of the policy is to:

•	Avoid credit losses through establishing internal standard credit approval routines in all Ericsson legal entities.

•	Ensure monitoring and risk mitigation of defaulting accounts, i.e. events of non-payment and/or delayed payments from customers.

•	Ensure efficient credit management within the Group and thereby improve Days Sales Outstanding and Cash Flow.

•	Ensure payment terms are commercially justifiable.

•	Define escalation path and approval process for payment terms and customer credit limits.

The credit worthiness of all customers is regularly assessed and a credit limit is set. Through credit management system functionality, credit checks are performed every time a sales order or an invoice is generated in the source system based upon the credit risk set on the customer. Credit blocks appear if credit limit set on customer is exceeded or if past due receivables are higher than permitted levels. Release of credit block requires authorization.

Letters of credits are used as a method for securing payments from customers operating in emerging markets, in particular in markets with unstable political and/or economic environment. By having banks confirming the letters of credit, the political and commercial credit risk exposures to Ericsson are mitigated.

Trade receivables amounted to SEK 76,827 (60,669) million as of December 31, 2008. Provisions for expected losses are regularly assessed and amounted to SEK 1,471 (1,351) million as of December 31, 2008. Ericsson’s nominal credit losses have, however, historically been low. The amounts of trade receivables follow closely the distribution of Ericsson’s sales and do not include any major concentrations of credit risk by customer or by geography. The top 5 largest customers represent 27 percent of the total trade receivables.

Customer finance credit risk

All major customer finance commitments are subject to approval by the Finance Committee of the Board of Directors according to a credit approval policy.

Prior to the approval of new facilities reported as customer finance, an internal credit risk assessment is conducted in order to assess the credit rating (for political and commerical risk) of each transaction. The credit risk analysis is made by using an assessement tool, where the political risk rating is identical to the rating used by all Export Credit Agencies within the OECD. The commercial risk is assessed by analyzing a large number of parameters, which may affect the level of the future commercial risk exposure. The output from the assessement tool for the credit rating is also a pricing of the risk, expressed as a risk margin per annum over funding cost. The reference pricing for political risk and commercial risk, on which the tool is based, is reviewed using information from Export Credit Agencies and prevailing pricing in the bank loan market for structured financed deals. The objective is that the internally set risk margin shall reflect the assessed risk and that the pricing is as close as possible to the current market pricing. A reassessment of the credit rating for each customer finance facility is made on a regular basis.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Risk provisions related to customer finance risk exposures are only made upon events occuring after the financing arrangement has become effective, which are expected to have a significant adverse impact on the borrower’s ability and/or willingness to service the outstanding debt. These events can be political (normally outside the control of the borrower) or commercial, e.g. a borrower’s deteriorating creditworthiness.

As of December 31, 2008, Ericsson’s total outstanding exposure related to customer finance was SEK 3,147 (3,649) million. As of that date, Ericsson also had unutilized customer finance commitments of SEK 3,811 (4,185) million. Customer finance is arranged for infrastructure projects in different geographic markets and to a large number of customers. As of December 31, 2008, there were a total of 69 (75) customer finance arrangements originated by or guaranteed by Ericsson. The five largest facilities represented 44 (48) percent of the total credit exposure.

Of Ericsson’s total outstanding customer finance exposure as of December 31, 2008, 58 (47) percent were related to Central and Eastern Europe, Middle East & Africa, 20 (23) percent to Latin America, 18 (14) percent to Western Europe, 2 (14) percent to Asia Pacific and 2 (2) percent to North America.

The effect of risk provisions and reversals for customer finance affecting the income statement amounted to a net negative impact of SEK 16 million in 2008 compared to a positive impact of SEK 92 million in 2007. Credit losses incurred were SEK 3 (43) million.

Security arrangements for customer finance facilities normally include pledges of equipment, pledges of certain of the borrower’s assets and pledges of shares in the operating company.

Restructuring efforts for cases of troubled debt may lead to temporary holdings of equity interests. If available, third-party risk coverage may also be arranged. “Third-party risk coverage” means that a financial payment guarantee covering the credit risk has been issued by a bank, an export credit agency or other financial institution. It may also be a credit risk transfer under a so called “sub participation arrangement” with a bank, whereby the credit risk and the funding is taken care of by the bank for the part covered by the bank. A credit risk cover from a third party may also be issued by an insurance company. During 2008, Ericsson has not taken possession of any collateral it holds as security or called on any other credit enhancements.

The table below summarizes Ericsson’s outstanding customer finance as of December 31, 2008 and 2007.

OUTSTANDING CUSTOMER FINANCE

	2008	2007
Total customer finance	3,147	3,649
Accrued interest	81	63
Less third-party risk coverage	-162	-511

Ericsson’s risk exposure	3,066	3,201

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C15    OTHER CURRENT RECEIVABLES

	2008	2007
Prepaid expenses	3,134	2,527
Accrued revenues	1,885	1,661
Advance payments to suppliers	1,278	679
Derivatives with a positive value	2,796	1,530
Taxes	4,130	4,610
Other	4,595	4,055

Total	17,818	15,062

C16    EQUITY

Capital stock 2008

Capital stock at December 31, 2008, consisted of the following:

Parent Company	Number of shares	Capital stock
Class A shares	261,755,983	1,309
Class B shares	2,984,595,752	14,923

Total	3,246,351,735	16,232

The capital stock of the Company is divided into two classes: Class A shares (quota value SEK 5.00) and Class B shares (quota value SEK 5.00). Both classes have the same rights of participation in the net assets and earnings of the Company. Class A shares, however, are entitled to one vote per share while Class B shares are entitled to one tenth of one vote per share.

At December 31, 2008, the total number of treasury shares was 61,066,097 (46,398,3091) in 2007 and 50,202,7781) in 2006) Class B shares. There were 19,900,000 shares repurchased by Ericsson in 2008, due to delivery and sale of shares in relation to the Stock Purchase Plans and the Stock Option Plans.

RECONCILIATION OF NUMBER OF SHARES

	Number of shares		Capital stock
Number of shares Jan 1, 2008	3,226,452,736	1)	16,132
Number of shares Dec 31, 2008	3,246,351,735		16,232

1)	The Annual Meeting on April 9, 2008, decided on a reverse split 1:5 of the Company’s shares. The reverse split has the effect that five shares of Class A and five shares of Class B, respectively, are consolidated into one share of Class A and one share of Class B, respectively. Numbers of shares and earnings per share for comparison periods have been restated accordingly.

Dividend proposal

The Board of Directors will propose to the Annual General Meeting 2009 a dividend of SEK 1.85 per share.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Retained earnings

Retained earnings, including net income for the year, comprise the earned profits of the Parent Company and its share of net income in subsidiaries, joint ventures and associated companies.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2008	Capital stock	Additional paid in capital	Revaluation of other investments in shares and participations	Cash flow hedges		Cumulative translation adjustments		Retained earnings	Stock- holders’ equity	Minority interests	Total equity
January 1, 2008	16,132	24,731	5	307		-6,345		99,282	134,112	940	135,052

Actuarial gains and losses related to pensions
Group	—	—	—	—		—		-4,019	-4,019	—	-4,019
Joint ventures and associates	—	—	—	—		—		4	4		4
Revaluation of other investments in shares and participations
Fair value measurement reported in equity
Group	—	—	-6	—		—		—	-6	—	-6
Joint ventures and associates	—	—	-1	—		—		—	-1	—	-1
Cash flow hedges
Fair value remeasurement of derivatives reported in equity
Group	—	—	—	-5,116		—		—	-5,116	—	-5,116
Joint ventures and associates	—	—	—	36		—		—	36	—	36
Transferred to income statement for the period	—	—	—	1,192	1)	—		—	1,192	—	1,192
Changes in cumulative translation adjustments
Group	—	—	—	—		7,081	2)	—	7,081	233	7,314
Joint ventures and associates	—	—	—	—		1,214		—	1,214	—	1,214
Tax on items reported directly in/or transferred from equity	—	—	1	1,225		174	3)	930	2,330	—	2,330

Total transactions reported directly in equity	—	—	-6	-2,663		8,469		-3,085	2,715	233	2,948

Net income
Group	—	—	—	—		—		11,564	11,564	394	11,958
Joint ventures and associates	—	—	—	—		—		-291	-291	—	-291

Total income and expenses recognized for the period	—	—	-6	-2,663		8,469		8,188	13,988	627	14,615

Stock issue	100	—	—	—		—		—	100	—	100
Sale of own shares	—	—	—	—		—		88	88	—	88
Repurchase of own shares	—	—	—	—		—		-100	-100	—	-100
Stock Purchase and Stock Option Plans
Group	—	—	—	—		—		589	589	—	589
Joint ventures and associates	—	—	—	—		—		—	—	—	—
Dividends paid	—	—	—	—		—		-7,954	-7,954	-286	-8,240
Business combinations	—	—	—	—		—		—	—	-20	-20

December 31, 2008	16,232	24,731	-1	-2,356		2,124		100,093	140,823	1,261	142,084

1)	SEK 416 million is recognized in Net Sales and SEK 776 million is recognized in Cost of Sales.
2)	Changes in cumulative translation adjustments include changes regarding revaluation of goodwill in local currency of SEK 2,993 million (SEK-914 million in 2007, SEK-701 million in 2006), gain/loss from hedging activities of foreign entities, SEK-660 million (SEK-52 in 2007, SEK 123 million in 2006) and SEK 13 million (SEK-70 million in 2007, SEK-1 million in 2006) of realized gain/losses net from sold/liquidated companies.
3)	Deferred tax on gains/losses on hedges on investments in foreign entities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2007	Capital stock	Additional paid in capital	Revaluation of other investments in shares and participations	Cash flow hedges	Cumulative translation adjustments	Retained earnings	Stock holders’ equity	Minority interests	Total equity
January 1, 2007	16,132	24,731	3	877	-5,569	83,939	120,113	782	120,895

Actuarial gains and losses related to pensions
Group	—	—	—	—	—	1,210	1,210	—	1,210
Joint ventures and associates						-2	-2		-2
Revaluation of other investments in shares and participations
Fair value measurement reported in equity	—	—	2	—	—		2	—	2
Cash flow hedges
Fair value remeasurement of derivatives reported in equity
Group	—	—	—	580	—	—	580	—	580
Joint ventures and associates	—	—	—	4	—	—	4	—	4
Transferred to income statement for the period	—	—	—	-1,390	—	—	-1,390	—	-1,390
Changes in cumulative translation adjustments
Group	—	—	—	—	-1,155	—	-1,155	-1	-1,156
Joint ventures and associates	—	—	—	—	359	—	359	—	359
Tax on items reported directly in/or transferred from equity	—	—	—	236	20	-329	-73	—	-73

Total transactions reported directly in equity	—	—	2	-570	-776	879	-465	-1	-466

Net income
Group	—	—	—	—	—	16,562	16,562	299	16,861
Joint ventures and associates	—	—	—	—	—	5,274	5,274		5,274

Total income and expenses recognized for the period	—	—	2	-570	-776	22,715	21,371	298	21,669

Sale of own shares	—	—	—	—	—	62	62	—	62
Stock Purchase and Stock Option Plans
Group	—	—	—	—	—	528	528	—	528
Joint ventures and associates	—	—	—	—	—	-19	-19	—	-19
Dividends paid	—	—	—	—	—	-7,943	-7,943	-189	-8,132
Business combinations	—	—	—	—	—	—	—	49	49

December 31, 2007	16,132	24,731	5	307	-6,345	99,282	134,112	940	135,052

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2006	Capital stock	Additional paid in capital	Revaluation of other investments in shares and participations	Cash flow hedges	Cumulative translation adjustments	Retained earnings	Stock holders’ equity	Minority interests	Total equity
January 1, 2006	16,132	24,731	5	-704	-2,493	63,951	101,622	850	102,472

Actuarial gains and losses related to pensions
Group	—	—	—	—	—	437	437	—	437
Joint ventures and associates	—	—	—	—	—	3	3	—	3
Revaluation of other investments in shares and participations
Fair value measurement reported in equity	—	—	-2	—	—	—	-2	1	-1
Cash flow hedges
Fair value remeasurement of derivatives reported in equity
Group	—	—	—	4,133	—	—	4,133	—	4,133
Joint ventures and associates	—	—	—	-33	—	—	-33	—	-33
Transferred to income statement for the period	—	—	—	-1,990	—	—	-1,990	—	-1,990
Transferred to balance sheet for the period	—	—	—	99	—	—	99	—	99
Changes in cumulative translation adjustments
Group	—	—	—	—	-2,597	—	-2,597	-91	-2,688
Joint ventures and associates	—	—	—	—	-431	—	-431	—	-431
Tax on items reported directly in/or transferred from equity	—	—	—	-628	-48	-93	-769	—	-769

Total transactions reported directly in equity	—	—	-2	1,581	-3,076	347	-1,150	-90	-1,240

Net income
Group	—	—	—	—	—	20,317	20,317	185	20,502
Joint ventures and associates	—	—	—	—	—	5,934	5,934		5,934

Total income and expenses recognized for the period	—	—	-2	1,581	-3,076	26,598	25,101	95	25,196

Sale of own shares	—	—	—	—	—	58	58	—	58
Stock Purchase and Stock Option Plans	—	—	—	—	—	473	473	—	473
Dividends paid	—	—	—	—	—	-7,141	-7,141	-202	-7,343
Stock issue, net	—	—	—	—	—	—	—	70	70
Business combinations	—	—	—	—	—	—	—	-31	-31

December 31, 2006	16,132	24,731	3	877	-5,569	83,939	120,113	782	120,895

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C17    POST-EMPLOYMENT BENEFITS

Ericsson sponsors a number of post-employment benefit plans throughout the Group, which are in line with market practice in each country. The year 2008 was characterized by the economic turmoil affecting the return on plan assets and the fluctuation of discount rates.

This note is divided into the following sections:

1.	Amount Recognized in the Consolidated Balance Sheet

2.	Total Pension Expenses Recognized in the Income Statement

3.	Change in the Defined Benefit Obligation, DBO

4.	Change in the Plan Assets

5.	Actuarial Gains and Losses Reported Directly in Equity (SORIE)

6.	Actuarial Assumptions

7.	Summary Information on Pension Plans per Geographical Zone

SECTION ONE: AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET

	Sweden	UK	Euro zone	US	Other	Total
2008
Defined benefit obligation (DBO)1)	14,866	4,867	3,557	2,789	1,931	28,010
Fair value of plan assets2)	8,181	4,407	2,330	2,289	1,830	19,037

Deficit/Surplus (+/-)	6,685	460	1,227	500	101	8,973
Unrecognized past service costs	—	—	1	—	-75	-74

Closing balance	6,685	460	1,228	500	26	8,899

Plans with net surplus3)	—	35	304	171	464	974

Provision for post-employment benefits4)	6,685	495	1,532	671	490	9,873

2007
Defined benefit obligation (DBO)1)	12,512	5,606	3,079	2,238	1,791	25,226
Fair value of plan assets2)	9,463	4,854	2,104	1,779	2,036	20,236

Deficit/Surplus (+/-)	3,049	752	975	459	-245	4,990
Unrecognized past service costs	—	—	—	—	-83	-83

Closing balance	3,049	752	975	459	-328	4,907

Plans with net surplus3)	—	39	426	99	717	1,281

Provision for post-employment benefits4)	3,049	791	1,401	558	389	6,188

1)	For details on DBO, please refer to section three of this note.
2)	For details on plan assets, please refer to section four of this note.
3)	Plans with a net surplus, i.e. where plan assets exceed DBO, are reported as Other financial assets, non-current (please see Note C12 “Financial Assets”). None of the Company’s plans with net surplus are affected by restrictions on asset recognition.
4)	Plans with net liabilities are reported in the Balance Sheet as Post-employment benefits, non-current.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SECTION TWO: TOTAL PENSION EXPENSES RECOGNIZED IN THE INCOME STATEMENT

The expenses for post-employment benefits within Ericsson are distributed between defined contribution plans and defined benefit plans, with a trend toward defined contribution plans.

	Sweden	UK	Euro zone	US	Other	Total
2008
Pension cost for defined contribution plans	1,607	40	345	114	72	2,178
Pension cost for defined benefit plans1)	625	156	179	35	33	1,028

Total	2,232	196	524	149	105	3,206

Total pension cost expressed as a percentage of wages and salaries						8.3%

2007
Pension cost for defined contribution plans	1,166	265	370	105	148	2,054
Pension cost for defined benefit plans1)	471	279	128	42	100	1,020

Total	1,637	544	498	147	248	3,074

Total pension cost expressed as a percentage of wages and salaries						9.0%

2006
Pension cost for defined contribution plans	1,350	—	195	93	82	1,720
Pension cost for defined benefit plans1)	347	249	300	49	44	989

Total	1,697	249	495	142	126	2,709

Total pension cost expressed as a percentage of wages and salaries						8.4%

1)	See cost details in table below.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

COST DETAILS FOR DEFINED BENEFIT PLANS RECOGNIZED IN THE INCOME STATEMENT

	Sweden	UK	Euro zone	US	Other	Total
2008
Current service cost	539	186	141	29	122	1,017
Interest cost	549	299	160	142	133	1,283
Expected return on plan assets	-431	-310	-143	-137	-201	-1,222
Past service cost	—	—	11	—	8	19
Curtailments and settlements	-32	-19	10	1	-29	-69

Total	625	156	179	35	33	1,028

2007
Current service cost	473	257	186	33	140	1,089
Interest cost	435	307	135	139	109	1,125
Expected return on plan assets	-412	-285	-125	-135	-163	-1,120
Past service cost	—	—	—	3	8	11
Curtailments and settlements	-25	—	-68	2	6	-85

Total	471	279	128	42	100	1,020

2006
Current service cost	431	228	279	47	92	1,077
Interest cost	406	177	133	146	104	966
Expected return on plan assets	-352	-169	-103	-140	-145	-909
Past service cost	—	31	—	5	13	49
Curtailments and settlements	-138	-18	-9	-9	-20	-194

Total	347	249	300	49	44	989

Sections three to six focus on the defined benefit plans

SECTION THREE: CHANGE IN THE DEFINED BENEFIT OBLIGATION, DBO

The DBO is the gross pension liability.

	Sweden	UK	Euro zone	US	Other	Total
2008
Opening balance	12,512	5,606	3,079	2,238	1,791	25,226
Current service cost	539	186	141	29	122	1,017
Interest cost	549	299	160	142	133	1,283
Employee contributions	—	43	4	—	12	59
Pension payments	–74	-87	-133	-144	-86	-524
Actuarial gain/loss (–/+)	1,372	-436	-185	38	25	814
Settlements	—	—	—	—	-16	-16
Curtailments	-32	-19	10	1	-13	-53
Business combinations1)	—	—	-14	—	—	-14
Other	—	-7	7	19	-7	12
Translation difference	—	-718	488	466	-30	206

Closing balance	14,866	4,867	3,557	2,789	1,931	28,010

Of which medical benefit schemes	—	—	—	639	—	639

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Sweden	UK	Euro zone	US	Other	Total
2007
Opening balance	11,772	5,713	3,241	2,399	1,487	24,612
Current service cost	473	257	186	33	140	1,089
Interest cost	435	307	135	139	109	1,125
Employee contributions	—	59	4	—	15	78
Pension payments	-72	-119	-89	-195	-68	-543
Actuarial gain/loss (–/+)	-71	-777	-482	-12	83	-1,259
Settlements	—	—	—	-2	-40	-42
Curtailments	-25	—	-68	2	6	-85
Business combinations1)	—	440	20	—	-6	454
Other	—	-8	-9	22	-42	-37
Translation difference	—	-266	141	-148	107	-166

Closing balance	12,512	5,606	3,079	2,238	1,791	25,226

Of which medical benefit schemes	—	—	—	533	—	533

1)	Business combinations in 2008 are related to the divestiture of the Enterprise Business. Business combinations in 2007 are related to the acquisition of Tandberg Television ASA.

FUNDED STATUS

The funded ratio, defined as total plan assets in relation to the total defined benefit obligation (DBO), was 68.0 percent in 2008, compared to 80.2 percent in 2007.

The following table summarizes the value of the DBO per geographical area in relation to whether or not there are plan assets wholly or partially funding each pension plan.

	Sweden	UK	Euro zone	US	Other	Total
2008
DBO, closing balance	14,866	4,867	3,557	2,789	1,931	28,010
Of which partially or fully funded	14,375	4,867	2,355	2,118	1,522	25,237
Of which unfunded	491	—	1,202	671	409	2,773

2007
DBO, closing balance	12,512	5,606	3,079	2,238	1,791	25,226
Of which partially or fully funded	12,043	5,606	1,945	1,680	1,440	22,714
Of which unfunded	469	—	1,134	558	351	2,512

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SECTION FOUR: CHANGE IN THE PLAN ASSETS

A majority of pension plans have assets managed by local Pension Trust funds, whose sole purpose is to secure the future pension payments to the employees.

	Sweden	UK	Euro zone	US	Other	Total
2008
Opening balance	9,463	4,854	2,104	1,779	2,036	20,236
Expected return on plan assets	431	310	143	137	201	1,222
Actuarial gain/loss (+/–)	-1,713	-595	-343	19	-320	-2,952
Employer contributions	—	527	132	61	85	805
Employee contributions	—	43	4	—	12	59
Pension payments	—	-95	-30	-88	-73	-286
Settlements	—	—	—	—	-16	-16
Business combinations1)	—	—	-2	—	—	-2
Other	—	—	—	—	-5	-5
Translation difference	—	-637	322	381	-90	-24

Closing balance	8,181	4,407	2,330	2,289	1,830	19,037

2007
Opening balance	9,141	3,897	1,959	1,818	1,580	18,395
Expected return on plan assets	412	285	125	135	163	1,120
Actuarial gain/loss (+/–)	-89	—	-173	73	130	-59
Employer contributions	-1	622	128	13	83	845
Employee contributions	—	59	4	—	15	78
Pension payments	—	-127	-19	-142	-55	-343
Settlements	—	—	—	-2	-41	-43
Business combinations1)	—	349	—	—	3	352
Other	—	—	-10	—	-18	-28
Translation difference	—	-231	90	-116	176	-81

Closing balance	9,463	4,854	2,104	1,779	2,036	20,236

1)	Business combinations in 2008 are related to the divestiture of the Enterprise Business. Business combinations in 2007 are related to the acquisition of Tandberg Television ASA.

Refunds from or reductions in future contributions to plan assets are recognized if they are available and firmly decided.

ACTUAL RETURN ON PLAN ASSETS

	Sweden	UK	Euro zone	US	Other	Total
2008	-1,283	-284	-200	156	-119	-1,730
2007	323	285	-48	208	293	1,061

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ASSET ALLOCATION

	Sweden	UK	Euro zone	US	Other	Total
2008
Equities	2,577	1,674	900	831	306	6,288
Interest-bearing securities	5,604	2,161	1,291	1,256	1,258	11,570
Other	—	572	139	202	266	1,179

Total	8,181	4,407	2,330	2,289	1,830	19,037
Of which Ericsson securities	—	—	—	—	—	—

2007
Equities	2,943	1,874	1,159	1,442	479	7,897
Interest-bearing securities	6,520	2,387	847	316	1,381	11,451
Other	—	593	98	21	176	888

Total	9,463	4,854	2,104	1,779	2,036	20,236
Of which Ericsson securities	—	—	—	—	—	—

Equity instruments amount to 33 percent of the total assets, interest bearing instruments amount to 60.8 percent of the total assets, and other instruments amount to 6.2 percent of the total assets.

The expected contributions to the defined benefit plans during 2009 will be slightly higher than in 2008.

SECTION FIVE: ACTUARIAL GAINS AND LOSSES REPORTED DIRECTLY IN EQUITY

	2008	2007
Cumulative gain/loss (-/+) at beginning of year	1,806	3,065
Recognized gain/loss (-/+) during the year	3,765	-1,200
Other1)	-7	-4
Translation difference	-162	-55

Cumulative gain/loss (-/+) at end of year	5,402	1,806

1)	The gain in 2008 is related to terminated pension plans. The gain in 2007 is related to the acquisition of Tandberg Television ASA.

Since January 1, 2006, Ericsson applies immediate recognition of actuarial gains and losses directly in equity, as disclosed in the statement of recognized income and expense (SORIE). Actuarial gains and losses may arise from either a change in actuarial assumptions or in deviations between estimated and actual outcome.

MULTI-YEAR SUMMARY

	2008	2007	2006	2005	2004
Plan assets	19,037	20,236	18,395	16,784	5,764
DBO	28,010	25,226	24,612	22,314	16,820

Deficit/Surplus (-/+)	-8,973	-4,990	-6,217	-5,530	-11,056
Actuarial gains and losses (-/+)
Experience-based adjustments of pension obligations	57	-76	232	-415	-56
Experience-based adjustments of plan assets	2,952	59	-358	-706	-146

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SECTION SIX: ACTUARIAL ASSUMPTIONS

	Sweden	UK	Euro zone1)	US	Other1)
2008
Discount rate	4.00%	5.50%	5.86%	6.25%	8.53%
Expected return on plan assets for the year	4.55%	6.40%	6.51%	7.50%	10.05%
Future salary increases	3.25%	4.30%	3.00%	4.50%	6.81%
Inflation	2.00%	3.00%	2.25%	2.50%	4.23%
Health care cost inflation, current year	n/a	n/a	n/a	9.00%	n/a
Life expectancy after age 65 in years, males	21	21	22	18	18
Life expectancy after age 65 in years, females	24	24	25	20	22
2007
Discount rate	4.40%	5.60%	5.42%	6.25%	8.84%
Expected return on plan assets for the year	4.55%	6.75%	6.14%	7.50%	9.75%
Future salary increases	3.25%	4.60%	3.08%	4.50%	6.76%
Inflation	2.00%	3.30%	2.17%	2.50%	4.10%
Health care cost inflation, current year	n/a	n/a	n/a	9.50%	n/a
Life expectancy after age 65 in years, males	21	21	22	18	18
Life expectancy after age 65 in years, females	24	24	25	20	22

1)	Weighted average

•	Actuarial assumptions are assessed on a quarterly basis.

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

•	Salary increases are partially affected by fluctuations in inflation rate.

•

The net periodic pension cost and the present value of the DBO for current and former employees are calculated using the Projected Unit Credit (PUC) actuarial cost method, where the objective is to spread the cost of each employee’s benefits over the period that the employee works for the company.

SENSITIVITY ANALYSIS FOR MEDICAL BENEFIT SCHEMES

The effect (in SEK million) of a one percentage point change in the assumed trend rate of medical cost would have the following effect:

	1 percent increase	1 percent decrease
Net periodic post-employment medical cost	3	-3
Accumulated post-employment benefit obligation for medical costs	57	-50

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SECTION SEVEN: SUMMARY INFORMATION ON PENSION PLANS PER GEOGRAPHICAL ZONE

Applicable to all countries: In 2008, the global economic turmoil has led to an overall lower than expected performance of plan assets, resulting in a significant actuarial loss and a decrease in the total value of the plan assets. The actuarial loss on plan assets is the difference between the expected return on plan assets and the actual return on plan assets. The expected return for 2008 was a positive SEK 1,222 million, and the actual return was a negative SEK 1,730 million. Consequently the actuarial loss was a SEK 2,952 million. Changes in discount rate have also resulted in an overall actuarial loss, and an increase in the defined benefit obligation. All geographical regions were affected by the actuarial loss on plan assets. Mostly affected by the actuarial loss on both plan assets and defined benefit obligation was Sweden.

Sweden:

In 2008, the Swedish discount rate decreased, resulting in an increase in the defined benefit obligation and an actuarial loss. Sweden was also negatively affected by the performance of the plan assets, which has resulted in a decrease in the value of the assets and an actuarial loss. The voluntary redundancy plans reduced the defined benefit obligation by SEK 32 million.

As before, Ericsson has secured the disability- and survivors’ pension part of the ITP Plan through an insurance solution with the insurance company Alecta. Although this part of the plan is classified as a multi-employer defined benefit plan, it has not been possible for Ericsson to get sufficient information to apply defined benefit accounting, and therefore, it has been accounted for as a defined contribution plan. At the end of 2008, Alecta reported a surplus of 12 percent (52 percent in 2007). Such surplus reflects the fair value of Alecta’s plan assets as a percentage of plan commitments, then measured in accordance with Alecta’s actuarial assumptions, which are different from those in IAS 19. Alecta’s surplus may be distributed to the members of the plan and/or plan participants.

UK:

The decrease in the future salary increases’ percentage resulted in an actuarial gain, while the decrease in discount rate resulted in an actuarial loss. These two changes together resulted in an overall decrease in the defined benefit obligation, and consequently an actuarial gain.

Euro zone:

Germany, Italy and Ireland are the countries with the most significant defined benefit pension plans within the Euro zone.

The discount rate for the Euro zone increased, resulting in a decrease in the defined benefit obligation and an actuarial gain. The divestment of the Enterprise business decreased the defined benefit obligation by SEK 14 million.

US:

The discount rate is unchanged compared to 2007. The actuarial loss was purely due to experience-based adjustments of pension obligations and plan assets.

Other:

Brazil is the country included in Other with the most significant defined benefit pension plan.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C18    PROVISIONS

	Warranty commitments	Restructuring	Project related	Other	Total
2008
Opening balance	1,814	1,051	2,619	4,242	9,726
Additions	1,568	4,328	3,960	2,105	11,961
Reversal of excess amounts	-392	-131	-799	-493	-1,815
Negative effect on Income Statement					10,146
Utilization/Cash out	-1,150	-1,756	-2,164	-970	-6,040
Balances regarding divested/acquired businesses	-30	-2	-51	-15	-98
Reclassification	1	71	45	-173	-56
Translation differences	120	269	184	99	672

Closing balance	1,931	3,830	3,794	4,795	14,350

2007
Opening balance	2,961	2,277	3,272	5,372	13,882
Additions	1,472	676	1,795	1,216	5,159
Reversal of excess amounts	-861	-400	-1,080	-1,409	-3,750
Negative effect on Income Statement					1,409
Utilization/Cash out	-1,755	-1,680	-1,383	-1,490	-6,308
Balances regarding divested/acquired businesses	22	—	—	-11	11
Reclassification	-24	123	-5	510	604
Translation differences	-1	55	20	54	128

Closing balance	1,814	1,051	2,619	4,242	9,726

PROVISIONS

Risk assessment in the ongoing business is performed monthly to identify the need for new additions and reversals. Management uses its best judgment to estimate provisions based on this assessment. The actual utilization for 2008 was SEK 6.0 billion compared with the estimated SEK 6 billion.

For 2008, new or additional provisions amounting to SEK 12.0 billion were made, and SEK 1.8 billion were reversed. Of the total provisions, SEK 311 (368) million are classified as non-current. In certain circumstances, provisions are no longer required due to more favorable outcomes than anticipated, which affect the provisions balance as a reversal. In other cases the outcome can be negative, and if so, a charge is recorded in the income statement. The expected utilization in 2009 is approximately SEK 9 billion.

For more information, see Note C1, “Significant Accounting Policies” and Note C2, “Critical Accounting Estimates and Judgments”.

WARRANTY COMMITMENTS

Warranty provisions are based on historic quality rates for established products as well as estimates regarding quality rates for new products and costs to remedy the various types of faults predicted. The actual utilization for 2008 was SEK 1.2 billion and in line with the expected SEK 1 billion. Provisions amounting to SEK 1.6 billion were made and due to more favorable outcomes in certain cases reversals of SEK 0.4 billion were made. The expected utilization of warranty provisions during year 2009 is approximately SEK 1 billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

RESTRUCTURING

In the third quarter it was announced that further charges would be taken in the fourth quarter. As part of this cost reduction plan SEK 4.3 billion in provisions were made. The actual utilization was SEK 1.8 billion, where SEK 0.6 billion was related to restructuring programs before 2008. The expected utilization for 2009 is estimated to approximately SEK 3 billion.

PROJECT RELATED

Project related provisions include estimated losses on onerous contracts, contractual penalties and undertakings. The utilization of project related provisions were SEK 2.2 billion and in line with the estimated SEK 2 billion. Provisions amounting to SEK 4.0 billion were made and SEK 0.8 billion were reversed due to a more favorable outcome than expected. The expected utilization for 2009 is estimated to be approximately SEK 3 billion.

OTHER

Other provisions include provisions for income taxes, value added tax issues, litigations, supplier claims, off balance-customer finance and other provisions. The utilization was SEK 1.0 billion in 2008 compared to the estimate of SEK 2 billion. During 2008 new provisions amounting to SEK 2.1 billion were made and SEK 0.5 billion were reversed during the year due to a more favorable outcome. For 2009, the expected utilization is approximately SEK 2 billion.

C19    INTEREST-BEARING LIABILITIES

Ericsson’s outstanding interest-bearing liabilities were SEK 30.5 (27.2) billion as of December 31, 2008.

INTEREST-BEARING LIABILITIES

	2008	2007
Borrowings, current
Current part of non-current borrowings1)	3,903	3,065
Other current borrowings	1,639	2,831

Total current borrowings	5,542	5,896

Borrowings, non-current
Notes and bond loans	18,879	19,380
Other borrowings, non-current	6,060	1,940

Total non-current interest-bearing liabilities	24,939	21,320

Total interest-bearing liabilities	30,481	27,216

1)	Including notes and bond loans of SEK 3,794 (2,898) million.

All outstanding notes and bond loans are issued by the Parent Company under its Euro Medium Term Note program. Bonds issued at a fixed interest rate are swapped to a floating interest rate using interest rate swaps, resulting in a weighted average interest rate of 6.46 percent at December 31, 2008. These bonds are revalued based on changes in benchmark interest rates according to the fair value hedge methodology stipulated in IAS 39.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On June 5, 2008, the GBP bond issued in 2001 of 226 million matured and was repaid. With this GBP bond repaid, Ericsson does not have any interest rate payments on bonds linked to credit rating.

On July 2, 2008, Ericsson signed a seven year loan of SEK 4.0 billion with the European Investment Bank. The loan supports Ericsson’s R&D activities to develop the next generation of mobile broadband technology at sites in Kista, Gothenburg and Linköping in Sweden.

NOTES AND BOND LOANS

Issued-maturing	Nominal amount		Coupon	Currency	Book value (SEK m.)		Maturity date (yy-mm-dd)		Unrealized hedge gain/loss (incl. in book value)
1999-2009	483		6.500%	USD	3,794	2)	09-05-20		-62
2003-2010	471	1)	6.750%	EUR	5,256	2)	10-11-28		-189
2004-2012	450		3.340%	SEK	450		12-12-07	3)
2007-2012	1,000		5.100%	SEK	1,079	2)	12-06-29		-80
2007-2012	2,000		2.728%	SEK	2,000		12-06-29	4)
2007-2017	500		5.380%	EUR	5,987	2)	17-06-27		-547
2007-2014	375		3.319%	EUR	4,107		14-06-27	5)

Total					22,673				-878

1)	The EUR 471 million bond is callable after 2007; the fair value of the embedded derivative is included in the book value of the bond.
2)	Interest rate swaps are designated as fair value hedges.
3)	Contractual repricing date 2009-06-08.
4)	Contractual repricing date 2009-03-29.
5)	Contractual repricing date 2009-03-27.

C20    FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Ericsson’s financial risk management is governed by a policy approved by the Board of Directors. The Finance Committee of the Board of Directors is responsible for overseeing the capital structure and financial management of the Company and approving certain matters (such as acquisitions, investments, customer finance commitments, guarantees and borrowing) and is continuously monitoring the exposure to financial risks.

Ericsson defines its managed capital as the total Group equity. For Ericsson, a robust financial position with a strong equity ratio, investment grade rating, low leverage and ample liquidity is deemed important. This provides the financial flexibility and independence to operate and manage variations in working capital needs as well as to capitalize on business opportunities.

The Company’s overall capital structure should support the financial targets: to grow faster than the market, deliver best-in-class margins and generate a healthy cash flow. The capital structure is managed by balancing equity, debt financing and liquidity in such a way that we secure funding of our operations at a reasonable cost of capital. Regular borrowings are complemented with committed credit facilities to give additional flexibility to manage unforeseen funding needs. We strive to finance our growth, normal capital expenditures and dividends to shareholders by generating sufficient positive cash flows from operating activities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Our capital objectives are:

•	an equity ratio above 40 percent.

•	a cash conversion rate above 70 percent.

•	to maintain a positive net cash position.

•	to maintain a solid investment grade rating by Moody’s and Standard & Poor’s.

CAPITAL OBJECTIVES RELATED INFORMATION

	2008	2007
Capital (SEK billion)	142	135
Equity ratio (percent)	50	55
Cash conversion rate (percent)	92	66
Positive net cash (SEK billion)	34.7	24.3

Credit rating
Moody’s	Baa1	Baa1
Standard & Poor’s	BBB+	BBB+

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

Ericsson classifies financial risks as:

•	foreign exchange risk.

•	interest rate risk.

•	credit risk.

•	liquidity and refinancing risk.

•	market price risk in own and other equity instruments.

The Board of Directors has established risk limits for defined exposures to foreign exchange and interest rate risks as well as to political risks in certain countries.

For further information about accounting policies, please see Note C1, “Significant Accounting Policies”.

FOREIGN EXCHANGE RISK

Ericsson is a global company with sales mainly outside Sweden. Revenues and costs are to a large extent in currencies other than SEK and therefore the financial results of the Group are impacted by currency fluctuations.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Ericsson reports the financial accounts in SEK and movements in exchange rates between currencies will affect:

•	specific line items such as Net sales and Operating income.

•	the comparability of our results between periods.

•	the carrying value of assets and liabilities.

•	reported cash flows.

The results of operations and financial position of non-Swedish subsidiaries are reported in other currencies than SEK, and translated into SEK upon consolidation.

CURRENCY EXPOSURE

	Overall Exposure		Transaction Exposure in SEK entities
Currency	Net Sales	Purchases	Internal Sales2)	Purchases3)
USD1)	43%	32%	52%	38%
EUR	25%	25%	27%	23%
GBP	3%	3%	2%	0%
SEK	4%	19%	1%	37%
JPY	3%	2%	7%	1%
AUD	2%	1%	2%	0%
INR	4%	3%	0%	0%
CNY	7%	5%	0%	0%
Other	10%	9%	9%	1%

1)	Including USD related currencies except CNY.
2)	Eliminated upon consolidation. However, net impact on Cost of Sales as the Internal purchases normally is in functional currency of the buying company.
3)	41 percent of overall purchases, offsetting Internal Sales.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

OUTSTANDING DERIVATIVES

	2008			2007
Fair value	Asset		Liability	Asset		Liability
Currency derivatives
Maturity within 3 months	2,671		2,489	432		537
Maturity between 3 and 12 months	1,639		4,022	413		474
Maturity 1 to 3 years	40		589	145		83
Maturity 3 to 5 years	—		—	—		—
Maturity more than 5 years	—		—	—		—

Total currency derivatives	4,350	2)	7,100	990		1,094

of which designated in cashflow hedge relations	—		3,503	416		13

of which designated in net investment hedge relations	8		179	-69	1)	10

Interest rate derivatives
Maturity within 3 months	—		—	—		1
Maturity between 3 and 12 months	315		121	194		53
Maturity 1 to 3 years	129		25	226		56
Maturity 3 to 5 years	105		—	32		3
Maturity more than 5 years	711		53	184		3

Total interest rate derivatives	1,260	2)	199	636	2)	116

of which designated in fair value hedge relations	1,152		—	478		—

1)	Negative amounts relate to effects from one exposure of a derivative that is positive/negative while the total effect of the derivative is the opposite.
2)	Of which 2,814 million is reported as non-current assets for 2008 and 96 million for 2007.

Net sales and Operating income are affected by changes in foreign exchange rates from two different kinds of exposures:

Transaction exposure

•	Sales and Cost of sales in non-reporting currencies in individual group companies. To a large extent the exposure is concentrated to the Swedish subsidiary Ericsson AB.

•	These exposures are addressed by hedging.

Translation exposure

•	Sales and Cost of sales in foreign entities are translated into SEK.

•	These exposures cannot be addressed by hedging.

The current policy for hedging transaction exposures and the fact that translation exposure related to forecasted results cannot be hedged, results in that only around a fifth of the Group’s foreign exchange exposure in Net sales is hedged. The hedge effect on operating margin is larger, as it is a net of Net sales, Cost of sales and Operating expenses.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transaction exposure

Foreign exchange risk is as far as possible concentrated to Swedish group companies, primarily Ericsson AB. Sales to foreign subsidiaries are normally denominated in the functional currency of the receiving entity, and export sales from Sweden to external customers are normally denominated in USD or other foreign currency. In order to limit the exposure toward exchange rate fluctuations on future revenues or expenditures, committed and forecasted future sales and purchases in major currencies are hedged, for the coming 6–12 months.

According to Company policy, transaction exposure in subsidiaries’ balance sheets (i.e. trade receivables and payables and customer finance receivables) should be fully hedged, except for unhedgable currencies. Group Treasury has a mandate to leave selected transaction exposures in local companies’ balance sheets un-hedged up to an aggregate Value at Risk (VaR) of SEK 20 million, given a confidence level of 99 percent and a 1-day horizon.

External forward contracts are designated as cash flow hedges of the net exposure for the main currencies and companies of the Group.

Other foreign exchange exposures in balance sheet items are hedged through offsetting balances or derivatives.

As of December 31, 2008, outstanding foreign exchange derivatives hedging transaction exposures had a negative net market value of SEK 2.9 (positive 0.1) billion. The market value is partly deferred in the hedge reserve in equity to offset the gains/losses on hedged future sales in foreign currency. The remaining negative balance corresponds to the change in value of trade receivable balances being remeasured at higher rates compared to the exchange rates prevailing when originated.

Cash flow hedges

The purpose of hedging future cash flows is to protect operating margin and reduce volatility in the income statement. Hedging is done by selling or buying foreign currencies against the functional currency of the hedging entity using FX forwards.

Hedging is done based on a rolling 12-month exposure forecast. Ericsson uses a layered hedging approach, where the closest quarters are hedged to a higher degree than later quarters. Each consecutive quarter is hereby hedged on several occasions and is covered by an aggregate of hedging contracts initiated at various points in time, which supports the objective of reducing volatility in the income statement from changes in foreign exchange rates.

Translation exposure in net assets

Ericsson has many subsidiaries operating outside Sweden with other functional currencies than SEK. The results and net assets of such companies are exposed to exchange rate fluctuations, which affect the consolidated income statement and balance sheet when translated to SEK. Translation risk related to forecasted results from foreign operations cannot be hedged, but net assets can be addressed by hedging.

Translation exposure in foreign subsidiaries is hedged according to the following policy established by the Board of Directors:

Translation risk related to net assets in foreign subsidiaries is hedged up to 20 percent in selected companies. The translation differences reported in equity during 2008 were positive, SEK 8.5 billion, including hedging loss of SEK 0.7 billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net investment hedges

The purpose of net investment hedges is to protect the value in SEK of net investments in foreign entities from changes in the relevant foreign exchange rates. Hedging is done selling the relevant foreign currency against SEK using FX forwards.

INTEREST RATE RISK

Ericsson is exposed to interest rate risk through market value fluctuations in certain balance sheet items and through changes in interest revenues and expenses. The net cash position was SEK 34.7 (24.3) billion at the end of 2008, consisting of cash, cash equivalents and short-term investments of SEK 75.0 (57.7) billion and interest-bearing liabilities and post-employment benefits of SEK 40.4 (33.4) billion.

Ericsson manages the interest rate risk by (i) matching fixed and floating interest rates in interest-bearing balance sheet items and (ii) avoiding significant fixed interest rate exposure in Ericsson’s net cash position. The policy is that interest-bearing assets shall have an average interest duration between 10 and 14 months and interest-bearing liabilities an average interest duration shorter than 6 months, taking derivative instruments into consideration. Treasury has a mandate to deviate from the asset management benchmark given by the Board and take FX positions up to an aggregate risk of VaR SEK 30 m. given a confidence level of 99 percent and a 1-day horizon.

As of December 31, 2008, 87 (92) percent of Ericsson’s interest-bearing liabilities and 100 (100) percent of Ericsson’s interest-bearing assets had floating interest rates, i.e. interest periods of less than 12 months.

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

The fixed leg of the IRS is matched against the cash flows of the hedged bond. Hereby the fixed-rate bond/debt is converted into a floating-rate debt in accordance with the policy.

SENSITIVITY ANALYSIS

Ericsson uses the VaR methodology to measure foreign exchange and interest rate risks in portfolios managed by Treasury. This statistical method expresses the maximum potential loss that can arise with a certain degree of probability during a certain period of time. For the VaR measurement, Ericsson has chosen a probability level of 99 percent and a 1-day time horizon. The daily VaR measurement uses market volatilities and correlations based on historical daily data (one year).

The average VaR calculated for 2008 was for the interest rate mandate SEK 20.5 (16.1) million and for the transaction exposure mandate SEK 14.4 (13.5) million. No VaR-limits were exceeded during 2008.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FINANCIAL CREDIT RISK

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. This exposure arises in the investments in cash, cash equivalents, short-term Investments and from derivative positions with positive unrealized results against banks and other counterparties.

Ericsson mitigates these risks by investing cash primarily in well-rated securities such as treasury bills, commercial papers, and mortgage covered bonds with short-term ratings of at least A-1/P-1 and long-term ratings of AAA. Separate credit limits are assigned to each counterpart in order to minimize risk concentration. We have had no sub-prime exposure in our investments. All derivative transactions are covered by ISDA netting agreements to reduce the credit risk. No credit losses were incurred during 2008, neither on external investments nor on derivative positions.

At December 31, 2008, the credit risk in financial cash instruments was equal to the instruments’ carrying value. Credit exposure in derivative instruments was SEK 5.6 (1.6) billion.

LIQUIDITY RISK

Liquidity risk is that Ericsson is unable to meet its short-term payment obligations due to insufficient or illiquid cash reserves.

Ericsson maintains sufficient liquidity through centralized cash management, investments in highly liquid interest-bearing securities, and by having sufficient committed credit lines in place to meet potential funding needs. For information about contractual obligations, please see the Board of Directors’ Report. The current cash position is deemed to satisfy all short-term liquidity requirements.

During 2008, cash and bank and short-term investments increased by SEK 17.3 billion to SEK 75.0 billion. The increase was mainly due to positive operating cash flow and issuance of non-current debt.

CASH AND SHORT-TERM INVESTMENTS

	Remaining time to maturity
(SEK billion)	< 3 months	< 1 year	1–5 years	>5 years	Total
2008	43.5	23.7	5.9	1.9	75.0
2007	29.8	18.0	8.9	1.0	57.7

The instruments are either classified as held for trading or as assets available for sale with maturity less than one year and therefore short-term investments.

REFINANCING RISK

Refinancing risk is the risk that Ericsson is unable to refinance outstanding debt at reasonable terms and conditions, or at all, at a given point in time.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

REPAYMENT SCHEDULE OF LONG-TERM BORROWINGS1)

Nominal amount (SEK billion)	Current maturities of long- term debt	Notes and bonds (non-current)	Liabilities to financial institutions (non-current)	Total
2009	3.7	—	0.1	3.8
2010	—	5.1	0.2	5.3
2011	—	—	0.1	0.1
2012	—	3.5	0.1	3.6
2013	—	—	0.1	0.1
2014	—	4.1	—	4.1
2015	—	—	4.0	4.0
2016	—	—	—	—
2017	—	5.5	—	5.5

Total	3.7	18.2	4.6	26.5

1)	Excluding finance leases reported in Note C27, “Leasing”.

Debt financing is mainly carried out through borrowing in the Swedish and international debt capital markets.

Bank financing is used for certain subsidiary funding and to obtain committed credit facilities.

FUNDING PROGRAMS

	Amount	Utilized	Unutilized
Euro Medium-Term Note program (USD m.)	5,000	2,730	2,270
Euro Commercial Paper program (USD m.)	1,500	—	1,500
Swedish Commercial Paper program (SEK m.)	5,000	—	5,000
Long-term Committed Credit facility (USD m.)	2,000	—	2,000
European Investment Bank (SEK m.)	4,000	4,000	—
Indian Commercial Paper program (INR m.)	5,000	200	4,800

At year-end, Ericsson’s creditratings remained at Baa1 (Baa1) by Moody’s and BBB+ (BBB+) by Standard & Poor’s, both considered to be “Solid Investment Grade”.

FINANCIAL INSTRUMENTS CARRIED AT OTHER THAN FAIR VALUE

In the following tables, carrying amounts and fair values of financial instruments that are carried in the financial statements at other than fair values are presented. Assets valued at fair value through profit or loss showed a net loss of SEK 0,3 billion. For further information about valuation principles, please see Note C1, “Significant accounting policies”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FINANCIAL INSTRUMENTS, CARRYING AMOUNTS

SEK billion	Customer finance C14	Trade receivables C14	Short-term investments	Cash and cash equivalents	Borrowings C19	Trade payables C22	Other financial assets C12	Other current receivables C15	Other current liabilities C21	2008	2007
Assets at fair value through profit or loss			37.2	8.9				2.8	-7.3	41.6	39.1
Loans and receivables	2.8	75.9		4.2			4.5			87.4	67.8
Available for sale assets							0.3			0.3	1.1
Financial liabilities at amortized cost					-30.5	-23.5				-54.0	-44.6

Total	2.8	75.9	37.2	13.1	-30.5	-23.5	4.8	2.8	-7.3	75.3	63.4

FINANCIAL INSTRUMENTS CARRIED AT OTHER THAN FAIR VALUE1)

	Carrying amount		Fair value
SEK billion	2008	2007	2008	2007
Current maturities of non-current borrowings	3.9	2.9	4.0	3.1
Notes and bonds	18.9	19.4	15.9	19.4
Other borrowings non-current	4.6	—	3.7	—

Total	27.4	22.3	23.6	22.5

1)	Excluding finance leases reported in Note C27, “Leasing”.

Financial instruments excluded from the tables, such as trade receivables and payables, are carried at amortized cost which is deemed to be equal to fair value. When a market price is not readily available and there is insignificant interest rate exposure affecting the value, the carrying value is considered to represent a reasonable estimate of fair value.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C21    OTHER CURRENT LIABILITIES

	2008	2007
Income tax liabilities	2,213	1,126
Advances from customers	4,412	3,419
Liabilities to associated companies	93	49
Accrued interest	421	466
Accrued expenses, of which	24,289	21,369
employee related	10,369	9,443
other1)	13,920	11,926
Deferred revenues	9,204	5,961
Derivatives with a negative value	7,299	1,210
Other2)	13,101	11,395

Total	61,032	44,995

1)	Major balance relates to accrued expenses for customer projects.
2)	Includes items such as VAT and withholding tax payables, social security payables and other payroll deductions and liabilities for delivered goods where invoice is not yet received.

C22    TRADE PAYABLES

	2008	2007
Payables to associated companies and joint ventures	83	90
Other	23,421	17,337

Total	23,504	17,427

C23    ASSETS PLEDGED AS COLLATERAL

	2008	2007
Assets pledged as collateral	—	1,639
Chattel mortgages	149	130
Bank deposits	267	230

Total	416	1,999

C24    CONTINGENT LIABILITIES

	2008	2007
Contingent liabilities	1,080	1,182

Total	1,080	1,182

Contingent liabilities assumed by Ericsson include guarantees of loans to other companies of SEK 72 (73) million. Ericsson has SEK 568 (492) million issued to guarantee the performance of a third party. All ongoing legal and tax proceedings have been evaluated, their potential economic outflows and probability estimated and necessary provisions made.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C25    STATEMENT OF CASH FLOWS

Interest paid in 2008 was SEK 1,689 million (SEK 1,513 million in 2007, SEK 1,353 million in 2006) and interest received was SEK 2,375 million (SEK 1,864 million in 2007, SEK 1,539 million in 2006). Taxes paid, including withholding tax, were SEK 4,274 million (SEK 5,116 million in 2007, SEK 3,649 million in 2006).

For more information regarding the disposition of cash and cash equivalents and unutilized credit commitments, see Note C20, “Financial Risk Management and Financial Instruments”.

Cash restricted due to currency restrictions or other legal restrictions in certain countries amounted to SEK 8,197 million (SEK 5,797 million in 2007, SEK 5,794 million in 2006).

In 2008 the divestment of shares in Symbian, with a cash flow effect of SEK 1,256 million, is included in divestments in subsidiaries and other operations.

ADJUSTMENTS TO RECONCILE NET INCOME TO CASH

	2008	2007	2006
Property, plant and equipment
Depreciation	3,108	3,121	3,007
Impairment losses/reversals of impairments	-3	-207	30

Total	3,105	2,914	3,037

Intangible assets
Amortization
Capitalized development expenses	1,726	2,371	2,277
Intellectual Property Rights, brands and other intangible assets	3,280	3,062	1,960

Total amortization	5,006	5,433	4,237

Impairments
Capitalized development expenses	562	16	242

Total	5,568	5,449	4,479

Total depreciation, amortization and impairment losses on property, plant and equipment and intangible assets	8,673	8,363	7,516

Taxes	1,032	1,119	4,282
Dividends from joint ventures/associated companies	3,863	4,223	1,262
Undistributed earnings in joint ventures/associated companies	291	-5,636	-4,233
Gains/losses on sales of investments and operations, intangible assets and
PP&E, net	-1,210	-254	-2,815
Other non-cash items1)	1,669	-643	48

Total adjustments to reconcile net income to cash	14,318	7,172	6,060

1)	Refers mainly to unrealized foreign exchange on financial instruments.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C26    BUSINESS COMBINATIONS

ACQUISITIONS AND DIVESTMENTS

Acquisitions

	2008	2007	2006
Intangible assets	-209	11,627	15,648
Property, plant and equipment	—	325	1,257
Goodwill	-882	16,917	163
Other assets	887	4,266	4,422
Provisions, including post-employment benefits	—	-127	-812
Other liabilities	278	-6,227	-2,689
Purchase of minority holdings	—	45	89
Cash and cash equivalents	—	2,387	1,781

Total purchase price	74	29,213	19,859
Less:
Cash and cash equivalents	—	2,387	1,781
Consideration payable	—	534	—

Cash flow effect	74	26,292	18,078

In 2008, Ericsson made acquisitions with a cash flow effect amounting to SEK 74 million (SEK 26,292 million in 2007).

The preliminary purchase price allocations made in 2007 related to acquired businesses were finalized in 2008 with the following effects:

•	Redback: An increase in deferred tax assets of SEK 593 million, goodwill decreased correspondingly.

•	Tandberg: Decreased intangible assets by SEK 209 million, increased goodwill by SEK 71 million and increased deferred tax assets by SEK 138 million.

•	Entrisphere (included in Other): An increase in deferred tax assets of SEK 130 million, goodwill decreased correspondingly.

In addition goodwill decreased by SEK 260 million, regarding Entrisphere, since the additional consideration never was materialized.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

REDBACK BUSINESS (2007)

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

The determination of purchase price allocation and fair values of assets acquired and liabilities assumed is based on preliminary appraisal; therefore, these values may be subject to minor adjustments.

TANDBERG BUSINESS (2007)

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

The determination of purchase price allocation and fair values of assets acquired and liabilities assumed is based on preliminary appraisal; therefore, these values may be subject to minor adjustments.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

LHS BUSINESS (2007)

Net assets acquired	Book value	Fair value adjustments	Fair value
Intangible assets
Intellectual property rights	—	367	367
Brands	—	43	43
Customer relationships	—	777	777
Goodwill	—	1,293	1,293
Other assets and liabilities
Property, plant and equipment	32	—	32
Other assets	866	—	866
Minority interest	-82	—	-82
Other liabilities	-252	-380	-632

Total purchase price			2,664
Less:
Cash and cash equivalents	249	—	249

Cash flow effect			2,415

The determination of purchase price allocation and fair values of assets acquired and liabilities assumed is based on preliminary appraisal; therefore, these values may be subject to minor adjustments.

DIVESTMENTS

Net assets disposed of	2008	2007	2006
Property, plant and equipment	3	13	253
Other assets	1,005	498	2,946
Provisions, including post-employment benefits	—	-19	-89
Other liabilities	-456	-234	-2,079

	552	258	1,031
Gains from divestments	296	280	2,945

Less:
Cash and cash equivalents	194	454	890

Cash flow effect	654	84	3,086	1)

1)	The amount mainly relates to the sale of the Defense business.

In 2008, Ericsson made divestments with a cash flow effect amounting to SEK 654 million (SEK 84 million in 2007), primarily:

•	Enterprise: As per May 1, 2008, the PBX solutions business was sold to Aastra Technologies. Sales in 2007 amounted to approximately SEK 3.0 billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ENTERPRISE BUSINESS

Net assets disposed of	2008
Property, plant and equipment	3
Other assets	783
Other liabilities	-300

486
Gains from divestments	151

Less:
Cash and cash equivalents	—

Cash flow effect	637

ACQUISITIONS 2006–2008

Company	Description	Date
Mobeon	Swedish company. Acquisition of shares.	Mar 31, 2008

HyC	Spanish company with around 110 employees that specializes in design and systems integration of IPTV networks.	Dec 30, 2007

LHS	German provider of post-paid billing and customer care systems for wireless, wireline, and IP telecom markets. Purchase price SEK 2.7 billion.	Oct 1, 2007

Drutt	Swedish company, with around 85 employees, that develops Mobile Service Delivery Platform which enables mobile operators to mobilize and charge for any content to any device, over any delivery channel.	June 28, 2007

Tandberg Television	Norwegian global supplier of products for digital TV solutions, including IPTV, HDTV, video on demand, advertising on demand and interactive TV applications. Purchase price SEK 9.8 billion.	May 1, 2007

Mobeon	Swedish business, with around 130 employees that develops IP messaging software technology.	Mar 15, 2007

Entrisphere	US-based company, with around 140 employees, that develops gigabit passive optical network (GPON) technology for fixed broadband access, i.e. FTTx.	Feb 12, 2007

Redback Networks	US supplier of multi-service routing platform for broadband services such as VoIP, IPTV and Video On-Demand. Purchase price SEK 14.8 billion.	Jan 23, 2007

Distocraft Oy	Assets of Finnish company specialized in software development and with around 40 employees that develop mobile network performance management systems.	Aug 31, 2006

Netwise	Swedish-based supplier of software for presence management, team collaboration, integration of mobile phones, IP telephony and multimedia for enterprise.	Aug 11, 2006

Marconi assets	Certain assets related to broadband access, optical and radio transmission, data networks and service layer were acquired from UK-based Marconi. Purchase price SEK 19.4 billion.	Jan 23, 2006

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company	Description	Date
DIVESTMENTS 2006–2008
Enterprise	PBX solutions business. Cash flow effect SEK 0.6 billion.	May 1, 2008

Ericsson Microwave Systems	Swedish provider of radar, command and control systems for defense applications. Cash flow effect SEK 3.1 billion.	Sept 1, 2006

C27    LEASING

LEASING WITH THE COMPANY AS LESSEE

Assets under finance leases, recorded as property, plant and equipment, consist of:

FINANCE LEASES

	2008	2007
Acquisition costs
Real estate	2,059	1,743
Machinery	4	4

	2,063	1,747

Accumulated depreciation
Real estate	-763	-589
Machinery	-4	-2

	-767	-591

Accumulated impairment losses
Real estate	-10	-80

Net carrying value	1,286	1,076

As of December 31, 2008, future minimum lease payment obligations for leases were distributed as follows:

	Finance leases	Operating leases
2009	208	3,429
2010	199	2,757
2011	156	2,153
2012	144	1,673
2013	144	984
2014 and later	1,381	2,951

Total	2,232	13,947

Future finance charges1)	-804	n/a

Present value of finance lease liabilities	1,428	13,947

1)	Average effective interest rate on lease payables is 5.78 percent.

Expenses in 2008 for leasing of assets were SEK 4,708 (2,878) million, of which variable expenses were SEK 1 (8) million. The leasing contracts vary in length from 1 to 20 years.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s lease agreements normally do not include any contingent rents. In the few cases they occur, it relates to charges for heating linked to the oil price index. Most of the leases of real estate contain terms of renewal, giving the right to prolong the agreement in question for a predefined period of time. All of the finance leases of facilities contain purchase options. Only a very limited number of the Company’s lease agreements contain restrictions on stockholders’ equity or other means of finance. The major agreement contains a restriction stating that the Parent Company must maintain a stockholders’ equity of at least SEK 25 billion.

LEASES WITH THE COMPANY AS LESSOR

Leasing income mainly relates to subleasing of real estate. These leasing contracts vary in length from 1 to 10 years.

At December 31, 2008, future minimum payment receivables were distributed as follows:

	Finance leases	Operating leases
2009	—	122
2010	—	72
2011	—	25
2012	—	1
2013	—	1
2014 and later	—	3

Total	—	224

Unearned financial income	—	n/a

Uncollectible lease payments	—	n/a

Net investments in financial leases	—	n/a

Leasing income in 2008 was SEK 205 (160) million.

C28    TAX ASSESSMENT VALUES IN SWEDEN

	2008	2007
Land and land improvements	58	58
Buildings	265	265

Total	323	323

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C29    INFORMATION REGARDING EMPLOYEES, MEMBERS OF THE BOARD OF DIRECTORS AND MANAGEMENT

NUMBER OF EMPLOYEES

AVERAGE NUMBER OF EMPLOYEES

	2008			2007
	Men	Women	Total	Men	Women	Total
Western Europe1)	32,289	9,167	41,456	32,118	8,961	41,079
Central and Eastern Europe,
Middle East and Africa	7,028	1,723	8,751	5,483	1,596	7,079
Asia Pacific	12,111	3,343	15,454	10,952	2,844	13,796
Latin America	6,151	1,335	7,486	4,779	1,058	5,837
North America	4,556	1,286	5,842	4,329	1,225	5,554

Total2)	62,135	16,854	78,989	57,661	15,684	73,345

1) Of which Sweden	14,685	4,990	19,675	14,128	4,618	18,746
2) Of which EU	34,100	9,633	43,733	33,563	9,351	42,914

NUMBER OF EMPLOYEES AT YEAR END

Employees by region	2008	2007
Western Europe1)	41,618	41,517
Central and Eastern Europe, Middle East and Africa	7,976	7,329
Asia Pacific	15,165	13,120
Latin America	8,247	6,547
North America	5,734	5,498

Total2)	78,740	74,011

1) Of which Sweden	20,155	19,781
2) Of which EU	43,093	42,387

Employees per segment	2008	2007
Networks	45,823	44,661
Professional Services	23,244	19,790
Multimedia	9,673	9,560

Total	78,740	74,011

EMPLOYEES BY GENDER AND AGE AT YEAR END 2008

	Female	Male	Percent of total
Under 25 years old	790	2,502	4%
26–35 years old	6,099	21,757	35%
36–45 years old	6,730	23,754	39%
46–55 years old	2,530	10,562	17%
Over 55 years old	799	3,237	5%

Percent of total	21%	79%	100%

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NUMBER OF EMPLOYEES RELATED TO COST OF SALES AND OPERATING EXPENSES

	2008	2007	2006
Cost of sales	35,717	33,904	27,682
Operating expenses	43,023	40,107	36,099

Total	78,740	74,011	63,781

EMPLOYEE MOVEMENTS

	2008	2007
Head count at year-end	78,740	74,011
Employees who have left the Company	3,415	6,657
Employees who have joined the Company	8,144	16,887
Temporary employees	1,124	1,415

REMUNERATION

WAGES AND SALARIES AND SOCIAL SECURITY EXPENSES

	2008	2007
Wages and salaries	38,607	34,111
Social security expenses	12,690	10,660
Of which pension costs	3,206	3,074

Amounts related to the President and CEO and the Group Management Team are included.

WAGES AND SALARIES PER REGION

	2008	2007
Western Europe1)	24,138	22,278
Central and Eastern Europe, Middle East and Africa	3,354	2,520
Asia Pacific	4,594	3,714
Latin America	1,879	1,431
North America2)	4,642	4,168

Total3)	38,607	34,111

1) Of which Sweden	11,825	11,025
2) Of which United States	3,296	2,904
3) Of which EU	24,699	22,603

Remuneration in foreign currency has been translated to SEK at average exchange rates for the year.

REMUNERATION TO BOARD MEMBERS AND PRESIDENTS IN SUBSIDIARIES

	2008	2007
Salary and other remuneration	316	266
Of which annual variable remuneration	41	43
Pension costs	36	28

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

BOARD MEMBERS, PRESIDENTS AND GROUP MANAGEMENT BY GENDER AT YEAR END

	2008		2007
	Females	Males	Females	Males
Parent Company
Board members and President	38%	62%	38%	62%
Group Management	9%	91%	10%	90%

Subsidiaries
Board members and Presidents	12%	88%	11%	89%

REMUNERATION POLICY AND REMUNERATION TO THE BOARD OF DIRECTORS AND TO THE GROUP MANAGEMENT

Remuneration Policy for Group Management

The following principles for remuneration and other employment terms for Group Management were approved by the Annual General Meeting 2008.

2008 Remuneration Policy for Group Management

Remuneration of Group Management in Ericsson is based on the principles of performance, competitiveness and fairness. Different remuneration elements are designed to reflect these principles. Therefore a mix of several remuneration elements is applied in order to reflect the remuneration principles in a balanced way.

The Group Management’s total remuneration consists of fixed salary, variable components in the form of annual short-term variable remuneration and long-term variable remuneration, pension and other benefits.

Together these elements constitute an integral remuneration package. If the size of any of the elements should be increased or decreased, at least one other element has to be decreased or increased if the competitive position of the total package should remain unchanged.

The annual report 2008 sets out details on the total remuneration and benefits awarded to the Group Management during 2008 including previously decided long-term variable compensation that has not yet become due for payment.

Relative importance of fixed and variable components of the remuneration of Group Management and the linkage between performance and remuneration

Ericsson takes account of global remuneration practice together with the practice of the home country of each member of the Group Management.

Fixed salary is set to be competitive. Its absolute level is determined by the size and complexity of the job and the year to year performance of the individual jobholder.

Performance is specifically reflected in the variable components, both in an annual variable component and in a long-term variable part. Although this may vary over time to take account of pay trends, currently the target level of the short-term variable remuneration for Group Management is 30–40 percent of the fixed salary. The long-term variable remuneration is set to achieve a target of around 30 percent of the fixed salary. In both cases,

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the variable pay is measured against the achievement of specific business objectives, reflecting the judgment of the Board of Directors as to the right balance between fixed and variable pay and the market practice for compensation of executives. All variable remuneration plans have maximum award and vesting limits.

With the current composition of Group Management, the Company’s cost during 2008 for the short-term variable and the long-term variable remuneration of Group Management can, at constant share price, amount to between 0 and 125 percent of the aggregate fixed salary cost, all excluding social security costs.

The principal terms of variable remuneration

The annual variable remuneration is through a cash based program with specific business targets derived from the annual business plan approved by the Board of Directors. The exact nature of the targets will vary depending on the specific job but may include financial targets at either corporate level or at a specific business unit level, operational targets, employee motivation targets and customer satisfaction targets.

Pension

Pension benefits shall follow the competitive level in the home country. For Group Management in Sweden, the Company applies a defined contribution scheme for old age pension in addition to the basic pension plans on the Swedish labor market.

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

Notice of termination and severance pay

For Group Management in Sweden the mutual notice period is six months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months fixed salary is paid. Notice of termination given by the employee due to significant structural changes or other events occurred that, in a determining manner, affect the content of work or the condition for the position is equated with notice of termination served by the Company.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Remuneration to the Board of Directors

REMUNERATION TO MEMBERS OF THE BOARD OF DIRECTORS DURING 2008

SEK	Amount of Board fee	Commit- tee fee	Employee represen- tative fee	Total fees paid out	Portion of Board fee in synthetic shares	Number of synthetic shares	Effect of changed market price1)	Accounted debt for synthetic shares2)	Total costs recognized
Board member
Michael Treschow	3,750,000	250,000	—	1,187,500	75%	38,323.80	-567,145	2,245,355	3,432,855
Marcus Wallenberg	750,000	125,000	—	687,500	25%	2,554.80	-37,817	149,683	837,183
Sverker Martin-Löf	750,000	250,000	—	1,000,000	0%	—	—	—	1,000,000
Roxanne S. Austin	750,000	—	—	187,500	75%	7,664.60	-113,438	449,062	636,562
Peter L. Bonfield	750,000	250,000	—	812,500	25%	2,554.80	-37,817	149,683	962,183
Börje Ekholm	750,000	125,000	—	312,500	75%	7,664.60	-113,438	449,062	761,562
Ulf J. Johansson	750,000	350,000	—	537,500	75%	7,664.60	-113,438	449,062	986,562
Nancy McKinstry	750,000	125,000	—	312,500	75%	7,664.60	-113,438	449,062	761,562
Anders Nyrén	750,000	125,000	—	875,000	0%	—	—	—	875,000
Carl-Henric Svanberg	—	—	—	—	—	—	—	—	—
Jan Hedlund	—	—	16,500	—	—	—	—	—	16,500
Monica Bergström	—	—	15,000	—	—	—	—	—	15,000
Karin Åberg	—	—	16,500	—	—	—	—	—	16,500
Anna Guldstrand	—	—	15,000	—	—	—	—	—	15,000
Kristina Davidsson	—	—	15,000	—	—	—	—	—	15,000
Pehr Claesson	—	—	12,000	—	—	—	—	—	12,000
Torbjörn Nyman	—	—	4,500	—	—	—	—	—	4,500

Total	9,750,000	1,600,000	94,500	6,007,000		74,091.80	-1,096,531	4,340,969	10,347,969

Social security fees				1,706,764				1,232,388	2,939,152

Total				7,713,764				5,573,357	13,287,121

1)	Difference of the B share value on December 31, 2008 and at grant date.
2)	Based on the B share value on December 31, 2008.

Comments to the table

•	The Chairman of the Board was entitled to a Board fee of SEK 3,750,000. The Chairman also received SEK 125,000 for each Board committee on which he served.

•

The other Directors appointed by the Annual General Meeting were entitled to a fee of SEK 750,000 each. In addition, each Director serving on a Board committee received a fee of SEK 125,000 for each committee. However, the Chairman of the Audit Committee received a fee of SEK 350,000 and the other two members of the Audit Committee received a fee of SEK 250,000 each.

•	Members of the Board, who are not employees of the Company, have not received any remuneration other than the fees and synthetic shares as above.

•

Members and Deputy Members of the Board who are Ericsson employees received no remuneration or benefits other than their entitlements as employees. However, a fee of SEK 1,500 per attended Board meeting was paid to each employee representative on the Board.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

The Annual General Meeting 2008 resolved that non-employed Directors can choose to receive the fee in respect of the Board assignment (exclusive of committee work) as follows: i) 25 percent of the fee in cash and a number of synthetic shares, the value of which at the time of allocation corresponds to 75 percent of the fee, ii) 50 percent of the fee in cash and 50 percent in the form of synthetic shares, or iii) 75 percent in cash and 25 percent in the form of synthetic shares. Directors may also choose not to participate in the synthetic share program.

The number of synthetic shares is based on a volume weighed average of the market price of Ericsson Class B shares on the NASDAQ OMX Stockholm exchange during the five trading days immediately following the publication of the Company’s interim report for the first quarter of 2008 (April 28–May 5): SEK 14.6775 (after the reversed split SEK 73.3875). Following the reverse split of shares 1:5, the number of synthetic shares was recalculated by an independent accounting firm appointed by the Stockholm Chamber of Commerce in accordance with the terms and conditions for the synthetic shares resolved by the Annual General Meeting 2008.

The Directors’ right to receive payment with regard to the allocated synthetic shares occurs after the publication of the Company’s year-end financial statement during the fifth year following the Annual General Meeting which resolved on the allocation of the synthetic shares, i.e. in 2013.

The amount payable shall be determined based on the volume weighed average price for shares of Class B during the five trading days immediately following the publication of the year-end financial statement.

The total accounted debt for the synthetic share program per December 31, 2008, is SEK 5,573,357.

Remuneration to the Group Management

REMUNERATION PAID TO THE PRESIDENT AND CEO AND OTHER MEMBERS OF GROUP MANAGEMENT DURING 2008

SEK	The President	Other Members of Group Management	Total
Salary	15,886,500	59,759,989	75,646,489
Annual variable remuneration earned 2007 and paid 2008	1,216,000	8,652,714	9,868,714
Long-term variable remuneration	3,264,551	7,901,861	11,166,412
Other benefits	56,340	2,294,217	2,350,557

Total	20,423,391	78,608,781	99,032,172

Comments to the table

•	The annual fixed salary for the President and CEO was adjusted from SEK 15,200,000 to SEK 15,750,000 from January 1, 2008. The salary amount stated in the table includes vacation salary.

•

The Board of Directors has appointed four Executive Vice Presidents, of whom two have resigned during the year. No one of these executives has during the year acted as deputy to the President and CEO. All Executive Vice Presidents are included in the group “Other members of Group Management”.

•	The group “Other members of Group Management” comprises the following persons: Hans Vestberg, Kurt Jofs, Bert Nordberg, Björn Olsson, Carl Olof Blomqvist, Håkan Eriksson, Jan Frykhammar, Marita

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Hellberg, Torbjörn Possne (from February 1, 2008), Henry Sténson, Joakim Westh (until December 31, 2008), Johan Wibergh (from July 1, 2008) and Jan Wäreby. Kurt Jofs and Björn Olsson both left the Group Management Team as of July 1, 2008, and are included during their notice periods up to December 31, 2008. Karl-Henrik Sundström left the Group Management Team on October 25, 2007, but is included up to April 24, 2008, as he was fulfilling his six months notice period. Joakim Westh left the Group Management Team as of January 1, 2009, but is fulfilling his 6 months notice period up to June 30, 2009.

•

“Long-term variable remuneration” refers for the President and CEO to the value of matching shares received during 2008 (45,003 Class B shares) under the Stock Purchase Plans 2003 and 2005 and under the Executive Performance Stock Plan 2004 (three of four quarterly matchings). For other members of Group Management “Long-term variable remuneration” refers to the value of exercised stock options during 2008 ( 22,000 options) under the Stock Option Plan 2002 and to the value of matching shares received during 2008 (100,948 Class B shares) under the Stock Purchase Plans 2003 and 2005 and under the Executive Performance Stock Plan 2004.

The values are based on the share price at matching respectively at exercise.

REMUNERATION COSTS INCURRED DURING 2008 FOR THE PRESIDENT AND CEO AND OTHER MEMBERS OF GROUP MANAGEMENT

SEK	The President	Other Members of Group Management	Total
Salary	15,886,500	59,759,989	75,646,489
Provisions for annual variable remuneration earned 2008 to be paid 2009	630,000	16,287,601	16,917,601
Long-term variable remuneration provision	7,458,319	12,905,987	20,364,306
Other benefits	56,340	2,294,217	2,350,557
Pension costs	8,815,150	33,831,233	42,646,383

Social security fees	9,004,627	35,581,309	44,585,936

Total	41,850,936	160,660,336	202,511,272

Comments to the table

•	The provisions for the annual variable remuneration 2008 correspond to 4 percent of the fixed salary for the President and CEO and to 34 percent for other members of the Group Management

•

“Long-term variable remuneration provision” includes the compensation cost during 2008 for share based programs, which represent Group Management’s part of total compensation costs as disclosed under “Shares for all plans”.

Under IFRS, a company shall recognize costs for share based compensation plans to employees, being a measure of the value to the company of services received from the employees under the plans.

•

For the President and CEO and other members of Group Management a defined contribution plan is applied. They were also entitled to pension in accordance with the occupational pension plan for salaried staff on the Swedish labor market (ITP) from 60 years. These pension plans are not conditional upon future employment at Ericsson.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the defined contribution plan, the Company pays a contribution of between 25 and 35 percent per year of the executive’s pensionable salary in excess of 20 base amounts (during 2008, one base amount was SEK 48,000). For the President and CEO, the annual pension contribution is 35 percent of the pensionable salary above 20 base amounts. During 2008, this contribution was SEK 7,510,125 and the fee in the ITP plan SEK 1,305,025. Included in the pension premiums are also changes of commitments made to the President and CEO and the other members of Group Management for benefit based temporary disability and survivor’s pensions until retirement age.

The pensionable salary consists of the annual fixed salary including vacation and the target value of the annual variable remuneration.

•

Ericsson’s commitments for benefit based pensions per December 31, 2008, under IAS 19 amounted to SEK 1,984,193 for the President and CEO which refers to the ITP plan. For other members of Group Management the Company’s commitments amounted to SEK 44,093,845, of which SEK 34,575,648 refers to the ITP plan and the remaining SEK 9,518,197 to temporary disability and survivor’s pensions until retirement age.

•	Social security fees include payroll tax on pension premiums.

•	For previous Presidents, the Company has made provisions for defined benefit pension plans in connection with their active service periods within the Company.

OUTSTANDING STOCK OPTIONS AND MATCHING RIGHTS

As per December 31, 2008 Number of Class B shares	The President	Other Members of Group Management
Stock Option Plan 2002	—	88,000
Stock Purchase Plans 2005, 2006, 2007 and 2008
Executive Performance Stock Plans 2006, 2007 and 2008	320,321	574,552

Comments to the tables

•	For the definition of matching rights, see description under “Long-term variable remuneration”.

•	The number of options presumes full exercise under the applicable plan.

•	For strike price for the option plan, see “Long-term variable remuneration”.

•	The number of matching rights presumes maximum performance matching under Executive Performance Stock Plans 2006, 2007 and 2008.

LONG-TERM VARIABLE REMUNERATION

Stock Purchase Plan

The first Stock Purchase Plan was introduced in 2002. The plans are designed to offer an incentive for all employees to participate in the Company where practicable, which is consistent with industry practice and with our ways of working. Employees can save up to 7.5 percent (CEO 9 percent) of gross fixed salary for purchase of Class B contribution shares at market price on the NASDAQ OMX Stockholm or ADSs at NASDAQ (contribution shares) during a twelve-month period (contribution period). If the contribution shares are retained by the employee for three years after the investment and the employment with the Ericsson Group continues during that time, the employee’s shares will be matched with a corresponding number of class B shares or ADSs free of consideration. Employees in 94 countries participate in the plans.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The below table shows the contribution periods and participation details for ongoing plans.

Plan	Contribution period	Number of participants at launch	Take-up rate – % of all employees
Stock Purchase plan 2005	August 2005 – July 2006	16,000	29%
Stock Purchase plan 2006	August 2006 – July 2007	17,000	29%
Stock Purchase plan 2007	August 2007 – July 2008	19,000	26%
Stock Purchase plan 2008	August 2008 – July 2009	19,000	25%

Participants save each month, beginning with August payroll, towards quarterly investments. These investments (in November, February, May and August) are matched on the third anniversary of each such investment, subject to continued employment, and hence the matching spans over two financial years and two tax years.

The Key Contributor Retention Plan

The Key Contributor Retention Plan was introduced in 2004. The plan is part of Ericsson talent management strategy and is designed to give recognition for performance, critical skills and potential as well as encourage retention of key employees. Under the program, up to 10 percent of employees (2008: 6,717 employees) are selected through a nominations process that identifies individuals according to performance, critical skills and potential. Participants selected obtain one extra matching share in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan during a twelve-month program period.

The Executive Performance Stock Plan

The Executive Performance Stock Plan was introduced in 2004. The plan is designed to focus the management on driving earnings and provide competitive remuneration. Senior executives, including Group Management, are selected to obtain up to four or six extra shares (performance matching shares) in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan. Up to 0.5 percent of employees (2008: 223 executives) are offered to participate in the plan. As from the 2006 program, the CEO has been allowed to invest up to 9 percent of fixed salary in contribution shares and may obtain up to eight performance matching shares in addition to the Stock Purchase Plan matching share for each contribution share. The performance matching is subject to the fulfillment of a performance target of average annual Earnings per Share (EPS) growth.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

EXECUTIVE PERFORMANCE STOCK PLANS

Plan	Base year EPS1)	Target average annual EPS growth range2)	Matching share vesting range3)	Maximum opportunity as percentage of fixed salary4)	Percen- tage vesting
Performance Stock Plan 20045)	3.45	5% to 25%	0 to 4	30%	100%
			0 to 6	45%	100%
Performance Stock Plan 20056)	6.68	3% to 15%	0 to 4	30%	0%
			0 to 6	45%	0%
Performance Stock Plan 2006	7.58	3% to 15%	0 to 4	30%
			0 to 6	45%
			0 to 8	72%
Performance Stock Plan 2007	8.83	5% to 15%	0.67 to 4	30%
			1 to 6	45%
			1.33 to 8	72%
Performance Stock Plan 2008	4.43	5% to 15%	0.67 to 4	30%
			1 to 6	45%
			1.33 to 8	72%

1)	Sum of four quarters up to June 30 of plan year. The base year EPS has been adjusted for the reverse split.
2)	EPS range found from three-year average EPS of the twelve quarters to the end of the performance period and corresponding growth targets.
3)	Corresponding to EPS range (no Performance Share Plan matching below this range). Matching shares per contribution share invested in addition to Stock Purchase Plan matching according to program of up to 4, 6 or 8 matching shares.
4)	At full investment, full vesting and constant share price. Excludes Stock Purchase Plan matching.
5)	Fully vested in 2007, being matched in full over the quarterly three-year investment anniversaries in November 2007, February 2008, May 2008 and August 2008.
6)	No vesting and therefore no Performance Share Plan matching for 2005 plan.

STOCK OPTION PLANS

Ongoing plans 2008	Grant/expiry date	Exercise price1) (SEK)	Vesting period from grant date	Number of participants at grant	Number of participants end of 2008
Stock Option Plan 2001—May Grant	14 May 01/14 May 08	152.50	1/3 after 1 year,	15,000	—
			1/3 after 2 years,
			1/3 after 3 years
Stock Option Plan 2001—November Grant	19 Nov 01/19 Nov 08	128.50	1/3 after 1 year,	900	—
			1/3 after 2 years,
			1/3 after 3 years
Stock Option Plan 20022)	11 Nov 02/11 Nov 09	39.00	1/3 after 1 year,	12,800	1,324
			1/3 after 2 years,
			1/3 after 3 years

1)	Market price at grant date—re-pricing is only permitted under limited circumstances, principally relating to changes in the capital structure of Ericsson.
2)	For stock options exercised during 2008, the weighted average share price was SEK 67.23.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Shares for all plans

All plans are funded with treasury stock. Treasury stock for all plans has been issued in a directed cash issue of Class C shares at the quotient value and purchased under a public offering at the subscription price plus a premium corresponding to the subscribers’ financing costs, and then converted to Class B shares.

For all plans, additional shares have been allocated for financing of social security expenses. Treasury stock is sold on the NASDAQ OMX Stockholm to cover the social security payments when arising due to exercise of options or matching of shares. During 2008, 676,630 shares were sold at an average price of SEK 70.03. Sale of shares is recognized directly in equity.

If all options outstanding as of December 31, 2008, were exercised, all shares allocated for future matching under the Stock Purchase Plan were transferred, and shares designated to cover social security payments were disposed of as a result of the exercise and the matching, approximately 44 million Class B shares would be transferred, corresponding to 1.4 percent of the total number of shares outstanding, 3,185 million. As per December 31, 2008, 61 million Class B shares were held as treasury stock.

The below table shows the number of shares (representing options and matching rights but excluding shares for social security costs) allocated for each ongoing plan and changes during 2008. It also shows compensation cost charged for each plan. The total compensation cost charged for the Long Term Variable compensation plans during 2008 amount to SEK 572 million.

For a description of compensation cost, including accounting treatment, see Note C1, “Significant Accounting Policies, Share-based employee compensation”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SHARES FOR ALL PLANS

Plan (million shares)	Originally designated1)	Outstanding beginning of 2008	Granted during 2008	Exercised/ matched during 2008	Forfeited during 2008	Expired during 2008	Outstanding end of 20082)		Number of options charged exercisable	Compensation costs during 2008
2001 Stock Option Plan—May Grant	9.0	4.5	—	—	—	4.5	—		—	—
2001 Stock Option Plan—November Grant	0.5	0.2	—	—	—	0.2	—		—	—
2002 Stock Option Plan	10.8	4.1	—	0.3	—	—	3.8		3.8	—
2003 Stock Purchase Plan (2-year plan) and 2004 Key Contributor and Executive Performance Stock Plans	30.3	2.9	—	2.8	0.1	—	—		—	50	4)
2005 Stock Purchase Plan, Key Contributor and Executive Performance Stock Plans	6.3	4.4	—	1.0	0.2	—	3.2	3)	—	129	4)
2006 Stock Purchase Plan, Key Contributor and Executive Performance Stock Plans	6.4	4.9	—	0.2	0.1	—	4.6	3)	—	190	4)
2007 Stock Purchase Plan, Key Contributor and Executive Performance Stock Plans	9.7	2.0	7.7	0.2	0.1	—	9.4	3)	—	196	4)
2008 Stock Purchase Plan, Key Contributor and Executive Performance Stock Plans	16.5	—	3.7	—	—	—	3.7	3)	—	7	4)

1)	Adjusted for rights offering and reverse split when applicable.
2)	All outstanding options in the 2001 Stock Option Plans expired during 2008.
3)	Presuming maximum performance matching under the Executive Performance Stock Plans.
4)	Fair value is calculated as the share price on the investment date reduced by the net present value of the dividend expectations during the three-year vesting period. Net present value calculations are based on data from external party. For shares under the Executive Performance Stock Plans, the Company assesses the probability of meeting the performance targets when calculating the compensation cost. Fair value of the Class B share at each investment date during 2008 was: February 15 SEK 62.50, May 15 SEK 73.45, August 15 SEK 62.01, and November 17 SEK 45.82.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C30    RELATED PARTY TRANSACTIONS

During 2008, various related party transactions were executed pursuant to contracts based on terms customary in the industry and negotiated on an arm’s length basis.

SONY ERICSSON MOBILE COMMUNICATIONS AB (SEMC)

In October 2001, SEMC was organized as a joint venture between Sony Corporation and Ericsson, and a substantial portion of Ericsson’s handset operations was sold to SEMC. As part of the formation of the joint venture, contracts were entered into between Ericsson and SEMC.

Major transactions are as follows:

•

License revenues. Ericsson receives license revenues regarding mobile phone platform design from SEMC. Both owners of SEMC, Sony Corporation and Ericsson, receive license revenues for SEMC’s usage of trademarks and intellectual property rights.

•	Purchases. Ericsson purchases mobile phones from SEMC to support contracts with a number of customers for mobile systems which also include limited quantities of phones.

•	Dividends. Both owners of SEMC, Sony Corporation and Ericsson, receive dividends.

	2008	2007
Related party transactions
License revenues	5,856	5,743
Purchases	261	333
Ericsson’s share of dividends	3,627	3,949

Related party balances
Receivables	1,002	932
Liabilities	176	204

Ericsson does not have any contingent liabilities, assets pledged as collateral or guarantees toward Sony Ericsson Mobile Communications AB.

ERICSSON NIKOLA TESLA D.D.

Ericsson Nikola Tesla d.d. is a joint stock company for design, sales and service of telecommunication systems and equipment, and an associated member of the Ericsson Group. Ericsson holds 49.07 percent of the shares.

Major transactions are as follows:

•	Sales. Ericsson Nikola Tesla d.d. purchases telecommunication equipment from Ericsson.

•	License revenues. Ericsson receives license revenues for Ericsson Nikola Tesla d.d.’s usage of trademarks.

•	Purchases. Ericsson purchases development resources from Ericsson Nikola Tesla d.d.

•	Dividends. Ericsson receives dividends from Ericsson Nikola Tesla d.d.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2008	2007
Related party transactions
Sales	1,020	1,010
License revenues	9	9
Purchases	547	506
Dividends	227	267

Related party balances
Receivables	85	103
Liabilities	58	55

Ericsson does not have any contingent liabilities, assets pledged as collateral or guarantees toward Ericsson Nikola Tesla d.d.

OTHER RELATED PARTIES

Ericsson continued the cooperation with Ericsson’s owners Investor AB and AB Industrivärden in the venture capital vehicle Ericsson Venture Partners.

For information regarding the remuneration of the Group Management, see Note C29, “Information regarding employees, members of the Board of Directors and Management”.

C31    FEES TO AUDITORS

	Price- waterhouse- Coopers	Others	Total
2008
Audit fees	97	4	101
Audit related fees	7	—	7
Tax services fees	14	2	16
Other fees	1	5	6

Total	119	11	130

2007
Audit fees	102	7	109
Audit related fees	4	—	4
Tax services fees	13	12	25
Other fees	—	6	6

Total	119	25	144

2006
Audit fees	98	11	109
Audit related fees	14	—	14
Tax services fees	19	3	22
Other fees	1	3	4

Total	132	17	149

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All services provided by the auditors were pre-approved prior to the engagement.

During the period 2006–2008, in addition to audit services, PricewaterhouseCoopers provided certain audit related services and tax services to the Company. The audit related services include consultation on financial accounting, services related to acquisitions and assessments of internal control. The tax services include general expatriate services and corporate tax compliance work.

Audit fees to other auditors largely consist of local statutory audits for minor companies.

C32    EVENTS AFTER THE BALANCE SHEET DATE

ERICSSON AND STMICROELECTRONICS COMPLETED THE JV DEAL

On February 3, 2009, Ericsson and STMicroelectronics announced the closing of their agreement merging Ericsson mobile platforms and ST-NXP Wireless unit into a 50/50 joint venture, to be called ST Ericsson. The deal was completed on the terms originally announced on August 20, 2008.

ST Ericsson will acquire relevant assets from the owner companies. After these acquisitions, the joint venture will have a cash position of about USD 0.4 billion. Ericsson contributed USD 1.1 billion net to the joint venture, out of which USD 0.7 billion was paid to ST. ST Ericsson is expected to become operational during the first quarter of 2009.

ST Ericsson will be accounted for according to the equity method. Ericsson’s share of income before tax will be reported in item “Share in earnings of joint ventures and associated companies” included in Operating income.

ERICSSON TO DIVEST ITS TEMS-BRANDED BUSINESS TO ASCOM

On March 23, 2009, Ericsson announced that it has entered into an agreement to divest the TEMS-branded product business, tools for air interface monitoring and radio network planning, to Ascom. The purchase price is CHF 190 million, excluding net of assets and liabilities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

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

RISK ASSOCIATED WITH THE INDUSTRY AND MARKET CONDITIONS

Current turmoil in the financial markets and macro-economic downturn may have an impact on our business.

The extent of the current financial market turmoil and the accompanying economic downturn may exacerbate some of the risk factors we are exposed to, although our customers currently have relatively strong financial results and positions. Traffic volumes are increasing and the networks well utilized compared to the industry downturn 2001–2003. The effects of a tighter credit market on consumer and operator spending may have several adverse effects, such as:

•	reduced demand for products and services, resulting in increased price competition or deferment of purchases and orders by customers;

•	risk of excess and obsolete inventories and excess manufacturing capacity and risk of financial difficulties or failures among suppliers;

•	increased demand for customer finance, difficulties in collection of accounts receivable and increased risk of counterparty failures;

•	decline in the value of the assets in the Company’s pension plans;

•	increased difficulties to forecast sales and financial results as well as increased volatility in our reported results.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

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

Adverse economic conditions could cause network operators to postpone investments or initiate other cost-cutting initiatives to improve their financial position, which could result in significantly reduced capital expenditures for network infrastructure. If operator spending for network equipment and associated rollout services declines substantially, our business and operating results would suffer. We have established flexibility to cost effectively accommodate to fluctuations in demand. However, if demand were to fall in the future, we may experience material adverse effects on our revenues and may even incur operating losses. If demand is significantly weaker or more volatile than expected, this may have a material adverse impact on the trading price of our shares.

Industry convergence between telecom, data and media represents opportunities but also risks.

We are affected by market conditions within the telecommunications industry. We are also affected by the convergence of the telecom-, data-, and media industries, which is largely driven by technological development related to IP-based communications. This change impacts our addressable market, competition, and our objective setting and strategies, as well as the need to consider risks to achieve our set objectives. Should we not succeed in understanding the market development or acquire the necessary competence or develop and market products and solutions that are competitive in this changing market, our future results will suffer.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

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

STRATEGIC AND OPERATIONAL RISKS

Short-term volatility in business mix may have impact on sales and gross margins.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

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

We make strategic acquisitions to get access to technology, competence or new markets.

In our industry, which requires huge investments in technology and at the same time is exposed to rapid technological and market changes, we make strategic investments in order to obtain various benefits, e.g. to reduce time-to-market, to gain access to technology and/or competence, to increase our scale or to broaden our product portfolio or expand our customer base. There are no guarantees that such acquisitions are successful or that we succeed in integrating the acquired entities to gain the expected benefits at all or in the timeframe we expect.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

We enter into joint ventures, strategic alliances and third party agreements to offer complementary products and services.

If our partnering arrangements fail to perform as expected, whether as a result of having incorrectly assessed our needs or the capabilities of our strategic partners, our ability to work with these partners or otherwise, our ability to develop new products and solutions may be constrained and this may harm our competitive position in the market. Additionally, our share of any losses from, or commitments to contribute additional capital to, joint ventures has and may continue to adversely affect our financial position or results of operations.

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

In 2005, the European Union considered placing restrictions on the patentability of software. Although the European Union ultimately rejected this proposal, we cannot guarantee that they will not revisit this issue in the future. We rely on many software patents, and any limitations on the patentability of software may materially affect our business.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

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

If we do not generate sufficient amounts of capital to support our operations, service our debt, continue our research and development and customer finance programs or we cannot raise sufficient amounts of capital at the times and on the terms required by us, our business will likely be adversely affected. Access to short-term funding may decrease or become more expensive as a result of our operational and financial condition and market conditions or due to deterioration in our credit rating. We cannot assure you that additional sources of funds will be available or available on reasonable terms.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

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

Because our shares are quoted in Swedish kronor (SEK) on NASDAQ OMX Stockholm (our primary stock exchange), but on NASDAQ (ADSs) in USD, fluctuations in exchange rates between SEK and USD may affect the value of your investment. In addition, because we pay cash dividends in SEK, fluctuations in exchange rates may affect the value of distributions if arrangements with your bank, broker or depositary, in the case of ADSs, call for distributions to you in currencies other than SEK.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

INFORMATION ON THE COMPANY

COMPANY HISTORY, DEVELOPMENT AND STRATEGY

INTRODUCTION

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

Today, Ericsson is a leading provider of communications equipment and related professional services and multimedia solutions to operators of mobile and fixed networks worldwide. Over 1,000 networks in more than 175 countries utilize our equipment and we are one of the few companies worldwide that support end-to-end solutions for all the main global standards of the GSM/WCDMA track.

We invest heavily in R&D and actively promote standardization and open systems. As a result, we have a long history of innovation and pioneering of future technologies for more efficient and higher quality telecommunications.

Also reflecting our ongoing commitment to technology leadership, we have one of the industry’s most comprehensive intellectual property portfolios containing approximately 24,000 patents.

Technical milestones

1878	Telegraph to telephone
1923	Manual switching to automatic switching
1956	First mobile phone system
1968	Electro-mechanical to computer control
1978	Analog switching to digital switching
1981	Fixed communications to mobile communications
1991	1G analog to 2G digital mobile technology
1998	Integration of voice and data in mobile networks
1999	Narrowband circuit to broadband packet switching
1999	Fixed telephony softswitch
2001	2G narrowband to 3G wideband mobile technology
2003	Mobile softswitch
2004	Launch of WCDMA (3G) networks in Western Europe
2005	Launch of HSDPA mobile broadband networks in North America
2006	Launches of HSPA mobile broadband networks globally
2007	Fiber access, VDSL and IPTV in broadband networks
2008	Multi-standard radio base stations and LTE technology

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

VISION, GOAL AND STRATEGY

Ericsson’s vision is to be the prime driver in an all-communicating world—a world in which any person can use voice, text, images and video to share ideas and information whenever and wherever he/she wants.

Our business goal is to create value for our stakeholders and generate growth, profit and cash flow that are sustainable over the longer term. We measure performance in three fundamental metrics: customer satisfaction, employee satisfaction and financial returns for our owners. We believe that highly satisfied customers, empowered employees and an enduring capability for value creation for our shareholders help to assure a competitive advantage.

We strive to be the preferred business partner to our customers and we are a major supplier to most of the world’s leading mobile operators and many of the world’s leading wireline operators. We believe that our ability to offer superior end-to-end solutions—network infrastructure, professional services, multimedia solutions and core handset technology—together with our in-depth knowledge of consumer requirements, make us well positioned to assist operators with their network development and operations.

We are a market leader in GSM and WCDMA/HSPA network equipment and related rollout services, systems integration and managed services. We are growing in the area of wireline broadband networks, in metro Ethernet solutions and in optical transport, and we are a provider of multimedia solutions for both wireless and wireline operators.

Our strategy to realize our vision and business goal is to:

•	excel in network infrastructure,

•	expand in services, and

•	establish a position in multimedia solutions

to make people’s lives easier and richer, provide affordable communication for all and enable new ways to do business.

Successful execution of the strategy is built on (1) addressing customer needs; (2) innovation for technology leadership and (3) operational excellence in all we do.

Addressing customer needs

The foundation for our business is the strong and long-term relationships we have with our customers, and we work closely to understand their business and technology needs. Needs naturally vary among the customer base, however, with some apparent general needs:

•

From a market perspective, operators need solutions and support in emerging markets for managing the growing voice subscriber base and traffic, and in mature markets for managing the growing mobile broadband subscriber base and data traffic.

•

From a technology perspective, the ongoing migration to one all-IP-based broadband network combining broadband Internet, voice and image traffic is a primary challenge. Further, operators desire energy-efficient multi-technology solutions, driven by environmental and cost improvement opportunities as well as ability for effective forward migration.

•	From an operational perspective, operators seek solutions and support to gain flexibility, reduce operating expenses and improve efficiency for network operation and maintenance.

With our significant scale advantage, tailored end-to-end solutions and local presence we are able serve as a true partner—providing fast time to market (TTM) and competitive total cost of ownership (TCO)—and help our customers to fulfill their business objectives.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

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

Within our ambitious R&D program, we have approximately 19,800 (19,300) employees in 17 (17) countries worldwide and we invested SEK 31 billion (excluding SEK 3 billion restructuring charges) or 15 percent of sales on research and development during 2008. The vast majority is invested in product development, of which the majority in mobile communications network infrastructure. We have continued to invest in strategically important areas of broadband access, mobile systems like LTE, converged networks, service layer, IP technology and multimedia. Our ability to generate world-class innovations is enhanced through cooperation with a variety of partners including customers, universities and research institutes.

INTELLECTUAL PROPERTY RIGHTS (IPR) AND LICENSING

Through many years of involvement in the development of new technologies, we have built up a considerable portfolio of intellectual property rights (IPR) relating to telecommunications technologies. As of December 31, 2008, we held approximately 24,000 (23,000) patents worldwide, including patents essential to the standards GSM, GPRS, EDGE, WCDMA, HSPA, MBMS, TD-SCDMA, cdma2000, WiMAX and next-generation LTE. We also hold essential patents for many other areas, e.g IMS, Voice-over-IP, ATM, Messaging, WAP, Bluetooth, SDH/SONET, WDM and Carrier Ethernet.

Our intellectual property rights are valuable business assets. We license these rights to many other companies including infrastructure equipment suppliers, embedded module suppliers, handset suppliers and mobile application developers, in return for royalty payments and/or access to additional intellectual property rights. In addition, we acquire rights via licenses to utilize intellectual property rights of third parties. We believe that we have access to all related patents that are material to our business in part or in whole.

For more information please see Risk Factors, “Strategic and Operational Risks” and Board of Directors’ Report, “Research and Development”.

Operational excellence in all we do

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

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

Our telephone number is +46 10 719 0000.

Our web site is www.ericsson.com.

Agent in the US:

Ericsson Inc., Vice President Legal Affairs, 6300 Legacy Drive, Plano, Texas 75024. Telephone number: +1 972 583 0000.

Shares:

Our Class A and Class B shares are traded on NASDAQ OMX Stockholm. In the United States, our American depository shares (ADS), each representing 1 underlying Class B share, are traded on NASDAQ.

Parent Company operations:

The business of the Parent Company, Telefonaktiebolaget LM Ericsson, consists mainly of corporate management, holding company functions and internal banking activities. Parent Company operations also include customer credit management activities performed by Ericsson Credit AB on a commission basis.

Subsidiaries and associated companies:

For a listing of our significant subsidiaries, please see Notes to the Parent Company Financial Statements—Note P9, “Investments”. In addition to our joint venture with SONY Corporation, we are engaged in a number of other minor joint ventures, cooperative arrangements and venture capital initiatives. For more information regarding risks associated with joint ventures, strategic alliances and third party agreements please see Risk Factors, “Strategic and Operational Risks”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

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

MARKET TRENDS

As the global economy braces for a contraction in the near term, we look longer term to the opportunities of broadband everywhere and the operator investments required for network transformation to all IP.

Network infrastructure is addressing operators’ capex while professional services mainly addresses operators’ opex. Mobile phones are addressed via the Sony Ericsson JV directly to consumers but most often with operators as distributors. Mobile platforms are sold to handset and PC manufacturers.

Ericsson believes the following key technologies will drive operator spending for the next several years: mobile and fixed broadband access; IP and multi-service switching; IP multimedia subsystems (IMS) based services like IPTV and VoIP; metro optical and radio transmission. Ericsson expects operators to accelerate the transition from legacy technologies such as TDM (circuit) switching and ATM (packet) in favor of IP- (Ethernet) based technologies for both switching and transmission; all areas in which the Company continues to invest heavily.

We expect the Company to continue to benefit from the underlying demand drivers for communications services, especially mobile broadband, that improve productivity and contribute to sustainable economic, societal and environmental development.

Mobile communication

Mobile communication has become the consumer service of choice for the majority of the world’s population over the last few years. We expect people to continue to use their mobile phones, even during economic downturns . And, with the opportunities made available by high-speed mobile data services, we believe there is still considerable growth potential for the mobile communications industry.

2008 was another growth year for mobile communications with some 675 (586) million new subscriptions and approximately 1,190 (1,100) million mobile phones shipped. Using mobile operator capital expenditures (capex) estimates as a proxy for the mobile network equipment market, we believe the mobile systems market grew somewhat better than the planning assumption of almost zero growth in 2008.

At the end of 2008, the 4.0 (3.3) billion mobile subscriptions worldwide represented a global subscription penetration of 59 (49) percent. (Note: The number of actual individual mobile subscribers is significantly lower, perhaps some 15–20 percent but possibly more, because of inactive subscriptions and people having multiple subscriptions.) Of these subscriptions, nearly 290 (180) million subscriptions were on 264 (197) mobile broadband (3G/WCDMA) networks, out of which Ericsson is a supplier of 149 (129).

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

The High Speed Packet Access (HSPA) version of 3G/WCDMA is now deployed within 247 (166) commercial networks in 110 (75) countries. Ericsson is a supplier of 115 (81) of these networks, which represent the majority of HSPA users. Despite this growth, the number of subscribers covered by commercial 3G/WCDMA networks is only around one third of those covered by 2G/GSM services. This provides a significant opportunity for equipment suppliers to upgrade 2G networks to 3G where Ericsson has already secured a market-leading position.

The Company expects the number of mobile subscriptions to grow to more than 4.5 billion during 2009. This will create continued need for new and expanded mobile networks and corresponding professional services. Although GSM subscriptions continue to represent the majority of the mobile systems market, GSM growth will slow as 3G/WCDMA is accelerating.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Weakening economy affecting mobile handset sales

Comments from operators suggest that economic pressures are altering their priorities to pursue a number of cost reduction initiatives. Handset replacement tends to go in tandem with contract renewal. In mature markets this is operator driven via subsidies in exchange for multi-year commitments. Now, many operators are pushing SIM card-only plans to reduce subsidies and preserve cash. This is slowing the demand for replacement phones especially in the mid-to-high end price range as consumers postpone upgrading their mobile phones. The drop in replacement rates is most noticeable in Western Europe.

In emerging markets, operators subsidize multi-SIM card plans rather than handsets. This has stimulated the used phone market rather than curtailing subscription growth or mobile phone usage. With inflationary and other economic pressures rising in these markets, consumers are buying more used-phones or repairing the ones they have. There are many small enterprises whose business is retailing/wholesaling refurbished phones or repairing phones for consumers.

Sony Ericsson is responding to the decreasing demand and increased price competition with a EUR 480 million annual cost reduction program with full effect expected by the second half of 2009.

Positive correlation between broadband penetration and GDP levels

Although emerging markets represent around one third of global GDP, our network sales in emerging markets grew an estimated 15 percent and now represents more than half of the networks sales. Mature markets sales increased an estimated 4 percent. As already demonstrated by the mobile telephone, the ubiquitous availability of affordable communication services has a positive effect on a country’s economy. Broadband services are expected to show similar benefits. A higher GDP level obviously enables more broadband adoption but studies of the relationship between broadband penetration and economic development indicate that broadband plays a fundamental role in accelerating the economic and social development of a country. However, inadequate fixed network infrastructure and low PC penetration inhibits fixed broadband adoption in most emerging markets. Mobile broadband networks along with suitable devices and appropriate applications can improve broadband penetration by avoiding the relatively more expensive and time consuming deployments of fixed network technologies.

Fixed and mobile broadband main market driver

We expect the number of fixed and mobile broadband subscriptions to increase by a factor of 7 between 2008 and 2014 to almost 3.5 billion. Broadband Internet access revenues for fixed operators (including cable operators) are expected to grow from 20 percent to 35 percent of total revenues in the next five years. Similarly, data’s share of mobile operators’ revenue, which is currently some 20 percent, is expected to account for a progressively more significant portion of global mobile revenues over the next five years.

These projections assume the cost for mobile data services aligns with subscriber expectations, i.e. data must be priced lower than voice when comparing the amount of bandwidth consumed. Operator revenues will likely become uncoupled from the traditionally linear returns on capacity provisioning for voice minutes of use growth. Hence, operators may implement cost-efficient solutions for delivering more network capacity with revenues based on service value rather than the amount of capacity. This motivates a new generation network that offers fixed and mobile convergence and leverages IP technology for a lower cost, higher performance broadband service.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Broadband access creates bottlenecks in other parts of the network

The deployment of access nodes that can connect devices at ever faster speeds quickly creates bottlenecks in other parts of the network with subscriber uptake. The increased capacity of the access nodes brings pressure on the backhaul part of the transport network. The additional backhaul capacity must be provided more dynamically and more efficiently than possible with traditional backhaul solutions. Support for multiple services is required to ensure continuity for existing services as well as new services. This enables operators to maximize investments in existing infrastructure. The dynamic nature of multi-service broadband access along with the mix of services will require changes in the network technology used – IP/Ethernet via optical fiber or microwave radio transmission will become the transport technology of choice. Ericsson already has a market leading position in microwave radio systems and with the acquisitions of Marconi and Redback is now well positioned with optical transmission systems and IP/Ethernet products.

The future of TV

The vision of the television industry is a simple one: to let you watch whatever you want, whenever you want, and wherever you want, as well as to help you discover what else might be interesting to watch and to share your favorites as well as comments with other people. We believe that the best way to achieve this is to use Internet technology enhanced with telecom grade performance.

Consumers are already using the Internet to find new ways of accessing TV with interactive on-demand capabilities a basic expectation. Despite this trend, we do not expect operators to become marginalized as bit pipe providers. Efficient bit pipes will be needed, but to differentiate their services, operators will need to continue to leverage their network capabilities and this is where IMS comes into play to provide the reliability and combination of services required for differentiated services and applications.

Today some 850 million households have television services of which only 20 million are currently served by IPTV. This number is expected to grow to above 100 million by end of 2014. In the same time period, DSL- based broadband access is forecasted to grow from some 270 million to 400 million households while cable-TV-based broadband access is estimated to almost double from 90 million to 175 million households. FTTx-based broadband access is estimated to increase from 25 million households to some 90 million households. Building on the acquisitions of Tandberg Television and Entrisphere, the Company continues to invest for a leading position in IPTV and FTTx broadband access.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Mobility is changing the Internet

Today, less than 40 percent of mobile subscribers also use the Internet. However, the increasing use of high-speed applications in the fixed environment is stimulating a parallel expectation on the mobile side. When people become accustomed to using bandwidth-intensive applications at home or in the office, they tend to want them everywhere they go.

Multimedia-capable mobile Internet devices and affordable mobile broadband access are harbingers of change. Users will be able to create and discover content of personal interest and to instantaneously share ideas and information with friends and colleagues. We see mobile Internet devices helping to accelerate consumer demand for wireless Internet access.

This will have the greatest impact on emerging markets where household penetration of PCs is slightly more than 10 percent compared with 60 percent in mature markets. And there are more than three times as many households in emerging markets as in mature ones. The Company has established a product unit to provide mobile broadband connectivity for notebook PCs and mobile Internet devices. Three of the world’s largest notebook manufacturers are already using Ericsson embedded modules. In addition, Intel, among others, has signed an agreement to use Ericsson’s mobile broadband technology.

Convergence and network transformation in focus

Placing greater emphasis on smarter networks and bundled service offerings, operators have accelerated the conversion to all-IP broadband networks with increased deployments of broadband access, routing and transmission along with next-generation service delivery and revenue management systems to enable a better service to main customer segments—business, consumer and wholesale—as each requires a different and varying mix of fixed, mobile and converged services.

Ericsson has developed a network architecture that meets consumer desire as well as operator requirements for converged services and covers the device ecosystems, fixed and mobile broadband access, transport, control, applications, revenue management, services and operations management. All of the components have been integrated for a high performance and scalable end-to-end solution. Ericsson’s full-service broadband solution has been built from in-house development, e.g. mobile broadband and IMS, complemented by the acquisitions of IP routing products (Redback), optical transport (Marconi), deep fiber access systems (Entrisphere) and IPTV

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

(Tandberg). Furthermore, the Company has developed a comprehensive network transformation service that leverages professional services such as business consulting and systems integration.

Operator consolidation and network sharing

Operator consolidation continues across all regions. In the Americas, consolidation has substantially reduced the number of operators. In Europe, mergers continue as well as other types of combinations, such as network sharing and outsourcing of network operations. In other regions, operator consolidation has led to the emergence of rapidly growing pan-regional operators, particularly in the CEMA markets (Central and Eastern Europe, Middle East and Africa).

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

Despite the trend of operator consolidation across many regions, the number of mobile operators within a region has actually increased except in the Americas over the past several years. The introduction of mobile number portability in many markets has simplified service substitution, leading to fierce competition and declining market shares for the top two players in each market. Consequently, mobile operator margins are under pressure from the more intense competition which drives a need for lower costs to compensate.

Network sharing offers potentially significant capex and opex savings to operators. However, the overall impact of network sharing should ultimately be neutral for mobile equipment vendors. To a certain extent, short-term disruption of capital expenditure plans or re-negotiation of contracts with the network sharing companies may be somewhat compensated by increased sales of professional services, especially network integration and managed operations as well as faster coverage buildout and an earlier entry into expansion phases. Over the longer term, the majority of savings will come from shared plant and property rather than the equipment, as the equipment still has to be dimensioned for the peak traffic demand of the combined networks.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Opportunities for managed services

Another form of consolidation is outsourcing of network operations where an operator is able to tap into the global scale offered by a company like Ericsson via managed services. Ericsson is well positioned to benefit from operator consolidation with a suite of solutions for network sharing, a well proven capability for outsourcing network operations and strong presence with consolidating companies.

Compared with network deployment services, which tend to grow more or less in line with the equipment market, demand for managed services (i.e., network operation and hosting services) as well as systems integration is growing more rapidly. The potential market for network operation services is larger than the potential market for network equipment and related deployment services. A mature operator is estimated to typically spend some 5–6 percent of annual sales on network equipment, but spends approximately 10–12 percent of sales to operate its network. More than two thirds of network operation expenses today are believed to be handled in-house by operators but network operation is increasingly being outsourced as operators realize the competitive advantages and potential cost savings. The market for such managed services is thus expected to continue to show good growth prospects.

Effects of the macro-economic slowdown

It is too early to say how the economic recession will affect Ericsson’s business development but operational efficiency, a market leading position, scale and a solid balance sheet place the Company in a good position to meet tougher market conditions. Despite similarities to the 2001–2003 market downturn, we do not anticipate as major of a slowdown for the mobile telecoms industry. Several factors leading to the last downturn in operator capex are not in place today. Operators have significantly strengthened their balance sheets, growth expectations are more realistic and network utilization is materially higher. Capital intensity has been at historically low levels with many major operators for several years. We expect slowing GDP to cause less than proportionate declines in mobile and broadband revenue. We believe this for several reasons: 1) there are better substitutes for traditional fixed telephone services (e.g. mobile, VoIP) than previously; 2) term contracts and bundling make it more difficult (or at least slower) for subscribers to reduce spending; and 3) mobile communications and the Internet are much more pervasive and engrained in today’s society. While most regional markets are resilient so far, some operators in Western Europe have shown a progressive deterioration in their business during the year, which has negatively affected suppliers, especially mobile phone manufacturers including Sony Ericsson.

There are, however, several aspects similar to prior downturns, such as capital preservation. Operators’ need for free cash flow was the primary cause of the declines in both fixed and mobile spending on network equipment in 2001–2003 while overcapacity played a secondary role. We expect a similar dynamic in this economic cycle, but less dramatic.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

We understand that certain operator spending, for example in network upgrades, is subject to deferrals if not cancellations. Even capacity expansions can be suspended for a period of time if operators choose to lower service quality levels. This was the case also 2001–2003. However, if operators do not keep their networks up to date, they run a risk of higher opex and customer churn negatively affecting revenues as well as earnings. The macro-economic developments are externally driven and beyond the control or the influence of the Company. But the Company does control the cost structure and is adjusting to a challenging market environment to manage through a prolonged global recession.

BUSINESS OVERVIEW

Business segments (primary)

Ericsson is a telecommunications company developing and selling a variety of solutions aimed largely at customers in the telecommunications industry. When determining our business segments, we have looked at which market and to what type of customers our products and services are aimed, and through what distribution channels they are sold as well as to commonality regarding technology, research and development. To best reflect our business focus, we report four business segments:

•	Networks.

•	Professional Services.

•	Multimedia.

•	Phones—the joint venture Sony Ericsson.

Segment Networks

Business segment Networks includes products and solutions for wireless and wireline access, core networks and transmission as well as management systems. Related network rollout services are also included.

Segment Networks accounted for 68 percent of total sales in 2008.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Wireless and wireline access

Ericsson provides wireless access solutions to network operators that enable reliable, efficient and cost effective mobile telephony networks as well as wireless broadband for mobile, nomadic and fixed users in urban and rural areas. Our leadership in GSM, WCDMA/HSPA and LTE technologies grants us to offer tailored solutions to network operators, regardless of the existing network standard used. Our radio access networks are interconnecting with devices such as mobile phones, notebooks and PCs and can easily be upgraded with the latest radio technology to support new revenue streams at the same time as maintaining existing mobile business. These solutions support different standardized mobile technologies on the same platform, which simplifies for operators to manage the ever more complex mobile business cost-efficiently and with less effort.

The recent expansion of our wireline broadband access offering, enabled by our acquisitions of Marconi and Entrisphere, has been an important step in reinforcing our ability to address network operators as they begin integrating their fixed and mobile networks. We provide wireline access solutions, based on both fiber and copper, which make it possible for operators to efficiently modernize or expand their fixed access network business and thereby enable them to offer attractive user services such as High Definition TV, Video on Demand and other IP-based services with high demand on bandwidth and cost-efficiency.

IP core network (switching, routing and control)

The evolution to IP starts in the core network. Our core network solutions include industry-leading softswitches, IP infrastructure for edge and core routing, IP-based multimedia subsystem (IMS) and gateways. Our acquisition of Redback Networks has further strengthened our IP product portfolio with broadband routers to manage broadband, telephony, TV and mobility services.

GSM and WCDMA/HSPA share a common core network, meaning that previous investments are preserved as operators migrate from voice-centric to multimedia networks. Our switching products have industry-leading scalability and capacity. Many of our core network switching systems are built upon common platforms.

Ericsson IP Multimedia Subsystem (IMS) is a complete end-to-end offering that enables consumers to access the same content and services using a multitude of access technologies and devices. IMS is an open service layer and control platform that enables standardized services and enablers such as Rich Communication Suite, Multimedia Telephony etc. Since our IMS solution is common for both fixed and mobile networks, converged services can be transparently provided independent of the type of access.

Transmission

Microwave and optical transport solutions provide cost-effective management of voice and data traffic for both fixed and mobile networks. Our MINI-LINK micro-wave radio systems is one of the world’s most widely deployed mobile backhaul solutions and, complemented with the wireline access and optical portfolio based on fiber and copper, we offer operators cost-efficient and scalable transport solutions supporting the increasing mobile broadband traffic. Transport networks (e.g. MINI-LINK, metro optical networks) are essential elements of our end-to-end solutions.

Network rollout services

Fast rollout of large volumes involves a heavy ramp-up of resources. Ericsson’s Global Services organization uses a mix of local, in-house capabilities, subcontractors and central resources. We manage our capabilities in a way that has proven to be highly successful, providing precise projects and satisfied customers.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Segment Professional Services

Ericsson’s professional services capabilities include expertise in managed services, systems integration, consulting, education and customer support services.

Segment Professional Services accounted for 23 percent of total sales in 2008.

Managed services

We offer the most comprehensive managed services capabilities within the telecom industry. Through outsourcing our customers can reduce cost of operations and gain flexibility in resources and shorten time to market—all with an assured quality of service. Our offering covers

•	Network operations; management of all aspects of day-to-day operations of a customer’s network, high-quality operations of fixed and mobile networks at a predictable cost.

•	Hosting of service layer platforms and applications; we enable operators to launch new services in a simple, fast and cost-effective manner.

We are the industry leader in managed services, managing networks with 250 million subscribers. Since managed services are often signed as multi-year agreements, a major part of managed services sales is of a recurring nature.

Systems integration

Operators can minimize risk by engaging Ericsson to integrate equipment from multiple suppliers and handle technology change programs, as well as to design and integrate new solutions. More and more operators who introduce multimedia services or face challenging technology transformations are asking us to serve as a prime integrator, i.e. acting as the primary interface and program manager, ensuring successful deployment of the total solution.

Consulting

Our consultants with expertise in business and technology strategy support our customers in the decision-making, planning and execution to improve and grow their business. Our Industry Programs package the expertise into end-to-end solutions in the key areas of multimedia, 3G rollout, broadband, value creation and revenue assurance.

Education

We provide our customers with tailored education programs to ensure that their employees have the skills and competence necessary for managing today’s and tomorrow’s complex technologies.

Customer support services

Having experienced professionals available around-the-clock to provide customer support is a crucial part of our service offering. Our staff, across the world, supports operators that in total have over 1 billion customers. Giving advice on how to maximize efficiency in day-to-day operations ensures network uptime and lowers total cost of ownership.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Segment Multimedia

Ericsson provides the enablers and the applications operators and service providers require in order to deliver a richer user-experience. We understand the new multimedia ecosystem and with the growing demand for enriched communication and personalized content the mass market for multimedia services are rapidly increasing. Users want services that can be delivered seamlessly over any screen, at any time, anywhere.

Segment Multimedia accounted for 9 percent of total sales in 2008.

TV solutions

We enable the future of digital television through technology leadership, an open architecture, and integrated hardware and software solutions. Our end-to-end TV solution provides the technology, services and offerings necessary for successful traditional (linear), on-demand or podcast TV, making an individual TV experience possible at home or on the move, via a mobile phone or a laptop. Our end-to-end solution provides opportunities for all players in the TV field—operators and service providers, advertisers as well as content providers.

Ericsson is a founding member of the Open IPTV Forum and continues to drive industry-wide standardization in bodies working with TV-enabling technologies, such as IMS and DLNA (Digital Living Network Alliance).

Consumer and business applications

We provide our customers with the latest multimedia solutions for both the consumer and the business communication market. For the consumer segment we offer video and mobile TV solutions, enriched messaging, community communications and location-based services like “family finder” or finding the nearest restaurant. In the business communication segment we provide network operators with converged, fixed-mobile, business communication solutions to target enterprises’ needs for cost control, accessibility and staff efficiency.

Multimedia brokering

Our multimedia brokering offering, based on IPX, is serving more than 1,000 content, services, and media companies. With live premium services in 25 countries, our solution reaches two billion subscribers and our messaging service covers more than 500 networks reaching more than 96 percent of all mobile phone users worldwide.

We offer leading multimedia brokering solutions—facilitating payment and distribution of content by seamlessly interconnecting content and media companies, information and search services as well as consumer brands and a variety of enterprises with the network operators.

Service delivery and provisioning

Our service delivery and provisioning platforms enable operators and service providers to effectively and efficiently create, sell, and manage multimedia services and multi-play offerings, closely interacting with standard services and BSS/OSS (business/operations support systems) management systems.

Thanks to our ability to combine products, solutions, systems integration and business consulting into one offering we are able to create a multimedia marketplace according to each customer’s specific needs.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Revenue management

We are a leading provider of revenue management solutions. We help our customers capture and secure their revenue streams and leverage the business opportunities, by providing expertise and solutions to manage the revenues from traditional services like voice and sms as well as multimedia services.

One of the leading solutions within revenue management is convergent charging and billing that enables operators to handle all users and services in the same way, independent of payment options or access technologies. We are gaining momentum from our majority stake in LHS.

Mobile platforms

We are a leading supplier of platform technology for GSM/EDGE and WCDMA/HSPA used in devices such as mobile handsets, PC-cards, and other mobile devices. Ericsson licenses open-standard, end-to-end interoperability tested GSM/EDGE and WCDMA/HSPA technology platforms.

In August 2008, Ericsson and STMicroelectronics announced plans to establish a joint venture which will have one of the industry’s strongest product offering in semiconductors and platforms for mobile devices.

Segment Phones

Sony Ericsson delivers innovative and feature-rich mobile phones, accessories and PC-cards, which allow us to provide end-to-end solutions to our customers. The joint venture, formed in October 2001, combines the mobile communications expertise of Ericsson with the consumer electronic devices and content expertise of SONY Corporation and forms an essential part of our end-to-end capability for mobile multimedia services.

Sony Ericsson is responsible for product design and development, as well as marketing, sales, distribution and customer services.

Sales for Sony Ericsson are not included in our reported sales, as their operating results are reported according to the equity method under “Share in earnings of joint ventures and associated companies” in the income statement.

Please also see Notes to the Consolidated Financial Statements—Note C3, “Segment Information”.

GEOGRAPHICAL SEGMENTS (SECONDARY)

We group sales into five geographical segments; Western Europe, CEMA (Central and Eastern Europe, Middle East and Africa), Asia Pacific, North America and Latin America.

There is a good distribution of sales between geographical segments, mitigating volatility, as a decrease in one area is often offset by an increase in another. In addition, no individual country accounts for more than 8 percent of sales. The segments have different characteristics in terms of penetration of fixed and mobile telephony, network traffic, sophistication of services and average country GDP and other economic factors.

We strongly believe that affordable and generally available telecommunication services are a prerequisite for social and economic development, which improves the welfare of all people in any given country. As one of the world’s largest providers of communications equipment and services, we have implemented a strict trade compliance program throughout the Company in order to comply with foreign and domestic laws and regulations, trade embargoes and sanctions in force. In no way should our business activities be construed as supporting a particular political agenda or regime.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

SALES PER REGION AND SEGMENT 2008

SEK million	Networks	Professional Services	Multi- media	Total
Western Europe	25,642	18,537	7,391	51,570
CEMA1)	38,364	9,843	4,873	53,080
Asia Pacific	49,843	10,507	2,957	63,307
Latin America	16,096	5,522	1,430	23,048
North America	12,105	4,569	1,251	17,925

Total	142,050	48,978	17,902	208,930

1)	Central and Eastern Europe, Middle East and Africa.

MARKET ENVIRONMENT

Long-term customer relationships and global scale

We have been present in most of our markets for more than 100 years, building strong, long-term relationships with the world’s leading operators. Our scale advantage, end-to-end offerings, and a local presence in every major market enable us to serve as a true partner for cost-effective delivery of solutions and support to a diverse base of customers. As operators are striving to reduce the number of different key suppliers they rely on, the responsiveness of our employees and the power of our portfolio of products and services are key to our future success.

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

Customers

We are supplying equipment, integrated solutions and services to almost all major operators globally. We derive most of our sales from large, multi-year agreements with a limited number of significant customers. Out of a customer base of more than 425 network operators, the ten largest customers account for 42 (42) percent of our net sales, while the 20 largest customers account for 61 (58) percent of our net sales. Our largest customer accounted for approximately 6 (6) percent of sales during 2008.

Our customers have different needs in interacting with us, ranging from support in identifying and capturing business opportunities to complex system deliveries including systems integration or outsourced operation of the customer’s network to simple add-on deliveries of equipment or spare parts to “do-it-yourself” fulfillment. We use three different sales approaches that acknowledge these different needs;

•	Project Sales—interactive relationship selling with high involvement of the customer to identify and capture business opportunities, where the solution is not known at the point of sales,

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

•	System Sales—interactive relationship selling of solutions configured for specific customer needs, and

•	Product Sales—the outcome of relationship sales and frame agreements, where customers may call-off well-defined products and services electronically.

System Sales has historically been our most common sales approach to best meet our customers’ needs, however, as their needs evolve, the two other sales approaches will grow in importance.

For more information, see Risk Factors, “Risks Associated with the Industry and Market Conditions”.

Seasonality

Our quarterly sales, income and cash flow from operations are seasonal in nature and generally lowest in the first quarter of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase patterns of network operators. The table below illustrates the long-term average seasonal effect on sales for the period 1994 through 2008.

15-YEAR AVERAGE SEASONALITY

	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential Change	-26%	16%	-4%	32%
Share of annual sales	21%	24%	23%	31%

The table below illustrates the average seasonal effect on sales for the last three years.

MOST RECENT 3-YEAR AVERAGE SEASONALITY

	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential Change	-18%	12%	-5%	31%
Share of annual sales	22%	24%	23%	30%

Competitors

In Networks, we compete mainly with large and well-established communication equipment suppliers. Although competition varies depending on the products, services and geographical regions, our most significant competitors in mobile communication include Alcatel/Lucent, Huawei, Nokia/Siemens and ZTE. With respect to fixed communications equipment, the competition is also highly concentrated and includes, among others, Alcatel/Lucent, Cisco, Huawei and Nokia/Siemens. We also compete with numerous local and regional manufacturers and providers of communication equipment and services. We believe the most important competitive factors in this industry include existing customer relationships, the ability to cost-effectively upgrade or migrate an installed base, technological innovation, product design, compatibility of products with industry standards, and the capability for end-to-end systems integration.

Competition in Professional Services includes not only many of the traditional communication equipment suppliers mentioned above, but also a number of large companies from other industry sectors, such as IS/IT, for example Accenture, HP/EDS and IBM as well as a large number of smaller but specialized companies operating on a local or regional basis. As the professional services segment grows, we expect to see additional competitors emerge, possibly including some network operators attempting to expand into new segments.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

In the Multimedia segment, our competitors vary widely depending on the product or service being offered, and we face significant competition for substantially all of these products and services. Competitors include many of the traditional communication equipment suppliers mentioned above as well as companies from other industries, such as Acision, Amdocs, Comverse, Harmonic, Oracle and Thomson.

Within the segment Phones, the primary competitors include Nokia, Motorola, Samsung and a number of other companies such as LG Electronics, NEC and Sharp as well as companies like Apple, HTC and RIM for smartphones. We believe that our mobile phone joint venture with SONY Corporation creates a distinctive competitive advantage.

For more information, see Risk Factors, “Risks Associated with the Industry and Market Conditions”.

SUPPLY

Manufacturing and assembly

Most of our node production, i.e., assembly, integration and testing of modular subsystems into complete system nodes such as radio base stations, mobile switching centers etc., is done in-house. The major part of our module production, i.e., production of subsystems such as circuit boards, radio frequency (RF) modules, antennas etc., is outsourced to a group of electronics manufacturing services companies (EMS), of which the vast majority is in low-cost countries.

We also purchase customized and standardized equipment, components and services from several global providers as well as from numerous local and regional suppliers. A number of our suppliers design and manufacture highly specialized and customized components for our end-to-end solutions as well as for individual nodes.

We generally attempt to negotiate global supply agreements with our primary suppliers. While we are not dependent on any one supplier for the provision of standardized equipment or components and seek to avoid single source supply situations, a need to switch to an alternative supplier may require us to allocate additional resources to ensure that our technical standards and other requirements are met. This process could take some time to complete. Accordingly, a need to switch to an alternative supplier could potentially have an adverse effect on our operations in the short term. For more information, see Risk Factors, “Strategic and Operational Risks”.

We intend to continue to outsource module production where adequate manufacturing capacity and expertise are available on favorable terms. Such outsourcing of the major part of volume module manufacturing provides us greater flexibility to adapt to economic and market changes. The timing and level of outsourcing is a balance between short-term demand and longer-term flexibility.

We manage our own production capacity on a global basis by allocating production to sites where capacity is available and costs are competitive. We work with shortening of lead-times and regionalization in order to reduce total distribution cost and CO 2 emission. At year-end 2008, our overall utilization was close to 100 percent as we continuously adjust our production capacity to meet expected demand. The table “Primary Manufacturing and assembly facilities” summarizes where we have our major manufacturing and assembly facilities as well as the total square meters of floor space at year-end. In Sweden, the majority of the floor space within our production facilities is used for node assembly and verification.

Sources and availability of materials

We purchase components, ready-made products and services from a significant number of domestic and foreign suppliers. Variations in market prices for copper, aluminum, steel, precious metals, plastics and other raw

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

materials have a limited effect on our total cost of goods sold. To a limited extent, we are involved in the production of certain components such as power modules and cables, which are used in our systems products as well as sold externally to other equipment manufacturers.

To the extent possible, we rely on alternative supply sources for the purchased elements of our products to avoid sole source situations and to secure sufficient supply at competitive prices. Assuming there will only be moderate increase in market demand, we do not foresee any supply constraints to meet our expected production requirements during 2009. For more information, see Risk Factors, “Strategic and Operational Risks”.

ORGANIZATION

Company structure and organization

Ericsson is organized in business units, market units and group functions. Business units are innovators, developers and suppliers of high-quality products, services and customer offerings. Market units are marketing & sales channels and the Company’s representative in the local market environment. Group functions coordinate the Company’s strategies, operations and resource allocation and define the necessary directives, processes and organization for the effective governance of the Group.

For more information please see, Corporate Governance Report, “Company structure and organization”.

Changes in the Organization:

•	On May 1, 2008, Ericsson divested its enterprise PBX solutions to Aastra Technologies.

Changes in the Group Management Team:

•	As per January 1, 2008, Jan Frykhammar was appointed Senior Vice President and head of business unit Global Services and was included in the Group Management Team.

•	As per February 1, 2008, Torbjörn Possne was appointed Senior Vice President and head of group function Sales and Marketing and was included in the Group Management Team.

•	As per July 1, 2008, Johan Wibergh was appointed Senior Vice President and head of business unit Networks and was included in the Group Management Team.

•	As per July 1, 2008, Kurt Jofs and Björn Olsson left the Group Management Team.

•	As per December 31, 2008, Joakim Westh left the Group Management Team.

For more information about management, please see Notes to the Consolidated Financial Statements—Note C29, “Information Regarding Employees, Members of the Board of Directors and Management”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

PRIMARY MANUFACTURING AND ASSEMBLY FACILITIES

	2008		2007		2006		2005
	Sites	Sq meters	Sites	Sq meters	Sites	Sq meters	Sites	Sq meters
Sweden	8	226,000	8	244,300	8	231,500	9	256,615
China	4	38,500	4	33,900	3	20,860	3	15,200
Italy	2	20,100	2	20,100	2	20,100	0	0
Brazil	1	18,000	1	25,900	1	18,400	1	15,840
Germany	1	300	1	300	1	13,900	0	0
India	1	9,000	1	6,400	1	5,364	1	5,364
USA	1	5,000	1	5,000	1	5,000	0	0
Other	0	0	0	0	1	3,100	0	0

Total	18	316,900	18	335,900	18	317,560	14	293,019

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

FORWARD-LOOKING STATEMENTS

This Annual Report includes “forward-looking statements”, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events and expected operational and financial performance. The words “believe”, “expect”, “anticipate”, “intend”, “may”, “could”, “plan”, “estimate”, “will”, “should”, “could”, “aim”, “target”, “might” or, in each case, their negative, and similar words are intended to help identify forward-looking statements. Forward-looking statements may be found throughout this document, but in particular in the sections captioned “Board of Directors’ Report” and “Information on the Company”, and include statements regarding:

•	our goals, strategies and operational or financial performance expectations;

•	development of corporate governance standards, stock market regulations and related legislation

•	the growth of the markets in which we operate;

•	our liquidity, capital resources, capital expenditures and our credit ratings and the development in the capital markets, affecting our industry;

•	the expected demand for our existing as well as new products and services;

•	the expected operational or financial performance of our Sony Ericsson and ST Ericsson joint ventures and other strategic cooperation activities;

•	technology and industry trends including regulatory and standardization environment, competition and our customer structure; and

•	our plans for new products and services including research and development expenditures.

Although we believe that the expectations reflected in these and other forward-looking statements are reasonable, we cannot assure you that these expectations will materialize. Because forward-looking statements are based on assumptions, judgments and estimates, and are subject to risks and uncertainties, actual results could differ materially from those described or implied herein. Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to:

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

•	the effectiveness of our strategies and their execution, including partnerships, acquisitions and divestitures;

•

financial risks, including changes in foreign exchange rates or interest rates, lack of liquidity or access to financing, changes in tax liabilities, credit risks in relation to counterparties, customer defaults under significant customer finance arrangements and risks of confiscation of assets in foreign countries;

•

the impact of the consolidation in the industry, and the resulting (i) reduction in the number of customers, and adverse consequences of a loss of, or significant decline in, our business with a major customer; (ii) increased strength of a competitor or the establishment of new competitors;

•

impact of changes in product demand, price erosion, competition from existing or new competitors or new technologies or alliances between vendors of different types of technology and the risk that our products and services may not sell at the rates or levels we anticipate;

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

•	the product mix of our sales;

•

our ability to develop commercially viable products, systems and services, to acquire licenses of necessary technology, to protect our intellectual property rights through patents and trademarks and to license them to others and defend them against infringement, and results of patent litigation;

•

supply constraints, including component or production capacity shortages, suppliers’ abilities to cost effectively deliver quality products on time and in sufficient volumes, and risks related to concentration of proprietary or outsourced production in a single facility or sole source situations with a single vendor; and

•	our ability to successfully manage operators’ networks to their satisfaction with satisfactory margins;

•	our ability to maintan a strong brand and good reputation and to be acknowledged for good corporate governance practices;

•	our ability to recruit and retain qualified management and other key employees.

Certain of these risks and uncertainties are described further in “Risk Factors”. We undertake no obligation to publicly update or revise any forward-looking statements included in this Annual Report, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

SHARE INFORMATION

STOCK EXCHANGE TRADING

Ericsson’s Class A and Class B shares are traded on NASDAQ OMX Stockholm and in the United States, the Class B shares are traded on NASDAQ in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR) under the symbol ERIC. Each ADS represents one Class B share. On April 15, 2008, the Ericsson Class B-share was de-listed from the London Stock Exchange.

Approximately 20 (44) billion shares were traded in 2008, of which about 84 (83) percent on NASDAQ OMX Stockholm and about 16 (16) percent on NASDAQ. Trading volume in Ericsson shares decreased by approximately 54 percent on NASDAQ OMX Stockholm and decreased by approximately 58 percent on NASDAQ as compared to 2007. (Note that Ericsson had a reversed split of shares 1:5, and a B-share/ADS ratio change from 10:1 to 1:1, in 2008.)

SHARE PRICE TREND

In 2008, Ericsson’s total market value decreased by about 22 (45) percent to approximately SEK 191 billion (SEK 245 billion in 2007). The OMXSP Index on NASDAQ OMX Stockholm decreased by 42 percent, the NASDAQ telecom index (CUTL) decreased by approximately 43 percent and the NASDAQ composite index (CCMP) decreased by approximately 41 percent in 2008.

SHARE DATA

	2008	2007	2006	2005	2004
Earnings per share, diluted (SEK)1)3)	3.52	6.84	8.23	7.64	5.54
Operating income per share (SEK)1)3)	7.47	9.50	11.10	10.25	8.30
Cash flow from operating activities per share (SEK)1)3)	7.50	5.95	5.75	5.15	6.95
Stockholders’ equity per share (SEK)1)3)	44.21	42.17	37.82	32.03	25.40
P/E ratio, Class B shares1)	17	11	17	18	19
Total shareholder return1)3)	-0.18	-0.44	0.02	0.31	0.64
Dividend per share (SEK)2)3)	1.85	2.50	2.50	2.25	1.25

1)	For 2004 restated in accordance with IFRS.
2)	For 2008 as proposed by the Board of Directors.
3)	For 2004, 2005, 2006 and 2007 restated for reverse split 1:5 in 2008.

SHARE PRICES ON NASDAQ OMX STOCKHOLM

(SEK)	2008	2007	2006	2005	2004
Class A at last day of trading1)	59.30	76.80	138.00	137.50	108.50
Class A high for year (May 19, 2008)1)	83.60	148.50	154.50	143.50	130.50
Class A low for year (October 10, 2008)1)	40.60	73.00	104.50	99.00	70.00
Class B at last day of trading1)	58.80	75.90	138.25	136.50	106.00
Class B high for year (May 19, 2008)1)	83.70	149.50	155.00	145.00	122.50
Class B low for year (October 10, 2008)1)	40.60	72.65	104.50	97.00	63.50

1)	For 2004, 2005, 2006 and 2007 restated for reverse split 1:5 in 2008.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

OFFER AND LISTING DETAILS

NASDAQ OMX STOCKHOLM AND NASDAQ

Principal trading market—NASDAQ OMX Stockholm share prices

The table to the right states the high and low sales prices for our Class A and Class B shares as reported by NASDAQ OMX Stockholm for the last five years. The equity securities listed on the NASDAQ OMX Stockholm Official Price List of Shares currently comprise the shares of 263 companies. Trading on the exchange generally continues until 5:30 p.m. (CET) each business day. In addition to official trading on the exchange, there is also trading off the exchange during official trading hours and also after 5:30 p.m. (CET). Trading on the exchange tends to involve a higher percentage of retail clients, while trading off the exchange often involves larger Swedish institutions, banks arbitraging between the Swedish market and foreign markets, and foreign buyers and sellers purchasing shares from or selling shares to Swedish institutions.

NASDAQ OMX Stockholm publishes a daily Official Price List of Shares which includes the volume of recorded transactions in each listed stock, together with the prices of the highest and lowest recorded trades of the day. The Official Price List of Shares reflects price and volume information for trades completed by the members.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Host market NASDAQ ADS Prices

The table to the right states the high and low sales prices quoted for our ADSs on NASDAQ for the last five years. The NASDAQ quotations represent prices between dealers, not including retail mark-ups, markdowns or commissions, and do not necessarily represent actual transactions.

MARKET PRICES ON NASDAQ OMX STOCKHOLM AND NASDAQ

	NASDAQ OMX Stockholm				NASDAQ
	SEK per Class A share		SEK per Class B share		USD per ADS1)
Period	High	Low	High	Low	High	Low
Annual high and low
20042)	130.50	70.00	122.50	63.50	17.29	8.97
20052)	143.50	99.00	145.00	97.00	18.60	13.89
20062)	154.50	104.50	155.00	104.50	20.57	14.44
20072)	148.50	73.00	149.50	72.65	21.71	11.12
2008	83.60	40.60	83.70	40.60	14.00	5.49
Quarterly high and low
20072)
First Quarter	148.50	119.75	149.50	119.00	21.07	16.97
Second Quarter	139.30	124.25	140.30	125.00	20.26	18.05
Third Quarter	142.00	117.70	143.70	118.20	21.71	16.83
Fourth Quarter	134.00	73.00	135.20	72.65	20.98	11.12
2008
First Quarter	79.50	51.10	78.90	50.25	12.28	8.52
Second Quarter	83.60	58.70	83.70	57.50	14.00	9.76
Third Quarter	75.80	61.60	75.80	61.20	12.65	9.03
Fourth Quarter	66.60	40.60	65.90	40.60	9.15	5.49
Monthly high and low
August 2008	74.40	63.30	74.50	62.90	11.71	10.17
September 2008	75.80	63.00	75.80	63.00	11.60	9.03
October 2008	66.60	40.60	65.10	40.60	9.15	6.05
November 2008	60.60	46.50	61.10	46.40	8.03	5.49
December 2008	65.50	52.00	65.90	52.10	8.16	6.27
January 2009	67.90	55.40	68.10	55.50	8.49	6.81

1)	One ADS = 1 Class B share.
2)	For 2004, 2005, 2006 and 2007 restated for reverse split 1:5 in 2008.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

CHANGES IN NUMBER OF SHARES AND CAPITAL STOCK 2004–2008

		Number of shares	Share capital
2004	December 31 (no changes)	16,132,258,678	16,132,258,678
2005	December 31 (no changes)	16,132,258,678	16,132,258,678
2006	December 31 (no changes)	16,132,258,678	16,132,258,678
2007	December 31 (no changes)	16,132,258,678	16,132,258,678
2008	June 2, reverse split 1:5	3,226,451,735	16,132,258,678
2008	July 23, new issue. (Class C-shares, later converted to Class B)	19,900,000	99,500,000
2008	December 31	3,246,351,735	16,231,758,678

SHARE CAPITAL

On April 9, 2008 the Annual General Meeting decided on a reverse split of shares 1:5 and a B-share/ADS ratio change from 10:1 to 1:1. The last day of trading in the company´s shares on NASDAQ OMX Stockholm before the reverse split was May 30, 2008 and the first day of trading after the reverse split was June 2, 2008. At the same time the quotient value of the share was increased from SEK 1 to SEK 5. The first day of trading with ADSs on NASDAQ with ratio 1:1 to the consolidated shares was June 10, 2008.

As of December 31, 2008, Ericsson’s share capital was SEK 16,231,758,678 (16,132,258,678) represented by 3,246,351,735 (16,132,258,678) shares. The quotient value of each share is SEK 5,00 (SEK 1.00). As of December 31, 2008, the shares were divided into 261,755,983 (1,308,779,918) Class A shares, each carrying one vote, and 2,984,595,752 (14,823,478,760) Class B shares, each carrying one-tenth of one vote. As of December 31, 2008, Ericsson held 61,066,097 Class B shares as treasury shares.

There were 19,900,000 shares repurchased by Ericsson in 2008.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

TEN LARGEST COUNTRIES, OWNERSHIP

	As of December 31,
Percent of capital	2008	2007
Sweden	46.0%	46.1%
United States	28.5%	32.3%
United Kingdom	11.8%	6.7%
Luxembourg	3.6%	3.9%
Switzerland	1.3%	1.9%
Belgium	1.3%	0.5%
France	1.1%	1.3%
Denmark	0.8%	1.0%
Japan	0.8%	0.8%
Australia	0.7%	0.3%
Other countries	4.1%	5.2%

Source:	Euroclear Sweden AB (former VPC AB)

SHAREHOLDERS

As of December 31, 2008, Ericsson had 728,333 shareholders registered at Euroclear Sweden AB (former VPC AB) (the Swedish Securities Register Center), of which 1,469 holders with a US address. According to information provided by Citibank, there were 329,803,670 ADSs outstanding as of December 31, 2008, and 5,192 registered holders of such ADSs. A significant number of the ADSs are held of record by banks, brokers and/or nominees for the accounts of their customers. As of December 31, 2008, banks, brokers and/or nominees held ADSs on behalf of 361,915 accounts.

According to information known at year-end 2008, almost 80 percent of our Class A and Class B shares were owned by institutions, Swedish and international.

Our major shareholders do not have different voting rights than other shareholders holding the same classes of shares.

As far as we know, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) severally or jointly.

TOP EXECUTIVES AND DIRECTORS, OWNERSHIP

	Number of Class A shares	Number of Class B shares	Voting rights, percent
Top executives and directors as a group (27 persons)	1,216	3,788,765	0.07

For individual holdings, see “Corporate Governance Report”.

The table shows the total number of shares in the Company owned by top executives and directors as a group as of December 31, 2008.

The following table sets forth share information, as of December 31, 2008, with respect to our 15 largest shareholders, ranked by voting rights, as well as percentage of voting rights as of December 31, 2008, 2007 and 2006.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

LARGEST SHAREHOLDERS, DECEMBER 31, 2008 AND PERCENTAGE OF VOTING RIGHTS, DECEMBER 31, 2008, 2007 AND 2006

Identity of person or group1)	Number of Class A shares	Percentage of total Class A shares	Number of Class B shares	Percentage of total Class B shares	2008 Voting rights percent	2007 Voting rights percent	2006 Voting rights percent
Investor AB	102,664,038	39.22	61,414,664	2.06	19.42	19.49	19.46
AB Industrivärden	74,400,000	28.42	0	0.00	13.28	13.36	13.35
SHB Pensionsstiftelse	16,780,600	6.41	0	0.00	3.00	3.01	3.01
Skandia Liv, AB	14,436,459	5.52	17,617,586	0.59	2.89	2.75	2.54
Swedbank Robur fonder AB	1,492,591	0.57	121,941,859	4.09	2.44	1.67	1.71
Pens. kassan SHB Förs.fören.	12,672,000	4.84	0	0.00	2.26	2.27	2.27
Brandes Investment Partners LP	0	0.00	116,436,174	3.90	2.08	1.73	0.00
AMF Pension	800,000	0.31	78,794,438	2.64	1.55	0.89	1.07
Oppenheimer Funds Inc.	0	0.00	73,368,079	2.46	1.31	1.57	1.20
SEB Trygg Försäkring	4,656,819	1.78	11,493,600	0.39	1.04	1.04	1.01
SHB fonder AB	92,030	0.04	56,083,016	1.88	1.02	1.08	0.99
Dodge & Cox, Inc.	0	0.00	55,174,800	1.85	0.98	0.00	0.00
SEB Asset Management	480,909	0.18	50,071,310	1.68	0.98	0.78	0.77
AllianceBernstein LP	0	0.00	50,296,033	1.68	0.90	0.00	0.00
Barclays Global Inv. N.A.	0	0.00	49,773,521	1.67	0.89	0.67	1.05
Others	33,280,537	12.71	2,303,572,336	77.18	45.96	49.69	51.57

Total	261,755,983	100	2,984,595,752	100	100	100	100

1)	Sources: Capital Precision, December 2008. Euroclear Sweden AB (former VPC AB), December 31, 2008, 2007 and 2006.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

SHAREHOLDER INFORMATION

The Annual General Meeting of Shareholders will take place at the Annex to the Ericsson Globe, Globentorget, Stockholm, at 3.00 p.m. on Wednesday, April 22, 2009.

ENTITLED TO ATTEND AND NOTICE OF ATTENDANCE

Shareholders, who wish to attend the Annual General Meeting of Shareholders, must

•	have been entered into the share register kept by Euroclear Sweden AB (former VPC AB) (the Swedish Securities Registry) as of Thursday, April 16, 2009; and

•

give notice of attendance to the Company at the latest on Thursday, April 16, 2009, at the Company’s web site www.ericsson.com, at telephone no.: +46 8 402 90 54 weekdays between 10 a.m. and 4 p.m. or at fax no.: +46 8 21 60 87.

Notice of attendance may also be given by mail to: Telefonaktiebolaget LM Ericsson, General Meeting of Shareholders Box 7835, SE-103 98 Stockholm, Sweden

When giving notice of attendance, please state name, date of birth, address, telephone no. and number of assistants.

The meeting will be simultaneously interpreted into English.

SHARES REGISTERED IN THE NAME OF A NOMINEE

Shareholders, whose shares are registered in the name of a nominee, must request the nominee to enter temporarily the shareholder into the share register as of Thursday April 16, 2009, to be entitled to participate at the Annual General Meeting of Shareholders. The shareholder is requested to inform the nominee well before that day.

PROXY

Shareholders represented by proxy shall issue a power of attorney for the representative. To a power of attorney issued by a legal entity, a copy of the certificate of registration (or, if no such certificate exists, a corresponding document of authority) of the legal entity shall be attached. The documents must not be older than one year. In order to facilitate the registration at the Annual General Meeting, the power of attorney in its original, certificates of registration and other documents of authority should be sent to the Company at the address above so as to be available by Tuesday, April 21, 2009. Forms of power of attorney in Swedish and English are available at our website: www.ericsson.com/ investors.

DIVIDEND

The Board of Directors has decided to propose the Annual General Meeting of Shareholders to resolve on a dividend of SEK 1.85 per share for the year 2008 and Monday, April 27, 2009 as record day for dividend.

FINANCIAL INFORMATION FROM ERICSSON

•	Interim reports 2009: April 30, 2009 (Q1) July 24, 2009 (Q2) October 22, 2009 (Q3) January 25, 2010 (Q4)

•	Annual Report 2009: March, 2010

•	Form 20-F for the US market 2009: during Q2, 2010

Annual reports and other financial reports are available on our web site: www.ericsson.com/investors.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

For printed publications, contact:

Strömberg Distribution i Huddinge AB

SE-120 88 Stockholm, Sweden

Phone: +46 8 449 89 57

E-mail: ericsson@strd.se

In the United States, Ericsson’s Transfer Agent Citibank:

Citibank Shareholder Services

Registered holders: +1 877 881 59 69

Interested investors: +1 800 808 80 10

E-mail: ericsson@shareholders-online.com

www.citibank.com/adr

Ordering a hard copy of the Annual Report:

Phone toll free: +1 866 216 046

http://proxy.georgeson.com/annualreport/ericsson.htm

Contact information:

Investor Relations for Europe, Middle East, Africa and Asia Pacific:

Telefonaktiebolaget LM Ericsson

SE-164 83 Stockholm, Sweden

Telephone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Investor Relations for the Americas:

Ericsson

The Grace Building 1114 Ave of the Americas, Suite #3410

New York, NY 10036, USA

Telephone: +1 212 685 40 30

E-mail: investor.relations@ericsson.com

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

CORPORATE RESPONSIBILITY

Sustainability and corporate responsibility (CR) are integral parts of our business strategy, company culture and overall ways of working. Proactive engagement builds trust and creates opportunities with stakeholders.

SUSTAINABLE BUSINESS APPROACH

Ericsson’s core business boosts social and economic development. Telecommunications enables access to basic services that improve livelihoods and productivity. By replacing energy-intensive travel and delivering virtual products and services, it helps to create a carbon-lean economy.

Our integrated approach to CR is about maintaining the necessary controls to minimize risks, while at the same time creating positive social, economic and environmental business impacts. This makes the Company more competitive and resilient in today’s uncertain economic climate.

BUILDING BUSINESS ADVANTAGE

Energy-optimization and due diligence along the supply chain help differentiate us in a competitive market. Increasingly, customers evaluate us on sustainability performance and many customers have introduced ambitious goals to cut CO2 emissions, and want to secure their supply chains. Investors recognize good governance as a proxy for a well-run company. Several indices and ratings organizations rank Ericsson highly, including the FTSE4Good, the Carbon Disclosure Project and the SAM Corporate Sustainability Assessment.

Our employees value a responsible company. In a recent survey, close to 80 percent stated that CR had a positive influence on how they felt about working for Ericsson.

OUR FOCUS AREAS

Five priority areas are most relevant to our business strategy. These are monitored by our primary stakeholder groups, including customers, investors and analysts, employees, and media. Our challenge is to manage effectively the associated risks and opportunities.

RESPONSIBLE BUSINESS

A strong governance commitment helps ensure integrity. It starts at the top, from the Board of Directors and CEO, and extends to every operation and employee.

Our governance framework is built on the global Ericsson Group Management System (EGMS). This includes corporate responsibility elements such as the Code of Business Ethics, the Code of Conduct, anti-corruption measures and our Group-wide certified Environmental Management System. EGMS is reinforced by training, workshops and monitoring, including a Global Assessment Program run by assurance provider Det Norske Veritas (DNV).

In an increasingly global marketplace, actions in one region have worldwide implications. Company-wide policies build trust and help protect us from reputational risks.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

2008 performance highlights:

•	The Ericsson Board of Directors participated in the annual corporate responsibility training.

•	An anti-corruption course was rolled out to employees worldwide.

•	An internal employee awareness and engagement program for CR was launched, which included support for the Every Human has Rights campaign by the Elders.

Supply chain

Ericsson’s stakeholders expect the same high environmental and social standards, irrespective of whether production is in our own facilities or outsourced. Every supplier must comply with the Ericsson Code of Conduct and the requirements are an integral part of our overall supplier evaluation process.

During 2006–2008, we have established a more intensified Supplier Code of Conduct Program, to prioritize higher-risk suppliers and encourage and monitor supplier improvement. Increased supplier awareness and actions have improved working conditions, reduced environmental impact, and lessened the suppliers’ and Ericsson’s overall business risk.

The focus on local suppliers in 2008 was further intensified following media attention on working conditions with tower suppliers in Bangladesh. Some 85–90 percent of the tower suppliers world-wide have been audited or assessed, and continual improvement is ensured through systematic follow-up.

In 2009, we will monitor critical supplier operations, such as tower manufacturing, installation of equipment at telecom sites, surface treatment of parts, power supply and printed circuit board manufacturing. Local auditor training is also an ongoing priority, as is local capacity building among suppliers. 2008 performance highlights:

•	Eight auditor training sessions were held, bringing the number of Supplier Code of Conduct auditors to over 50.

•	Performed more than 400 on-site audits and assessments.

•

On-line Supplier Code of Conduct “observer” training course completed by more than 1,300 Ericsson employees, exceeding the target that over 90 percent of strategic sourcing personnel should complete training.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

•	Joined Global e-Sustainability E-TASC program, an industry initiative to inform customers about our own performance as a supplier.

•	Code of Conduct implementation verified by DNV as part of global assessment plan and CR Report assurance process.

Climate change and the environment

Life-cycle assessment shows that our most material environmental impact is energy use. Our greatest carbon impact derives from our products in operation—over two-thirds of total energy consumed occurs when our products are in use. CO2 emissions from our own operations is just 2–3 percent of our total carbon footprint.

Ericsson maintains a leadership position in energy efficiency. For us, as for our customers, low energy consumption offers competitive advantage. Ericsson is also creating new revenue streams by helping markets like China and India leapfrog to carbon-lean technologies. We have also developed services aimed to support operator energy-consumption analysis on both new and deployed networks.

Being climate-smart strengthens our ability to handle risks. Although Ericsson is less vulnerable than most companies, we need to be prepared to address changing legislative demands. With products that have a long life-cycle, being at the forefront of technology is critical.

2008 performance highlights:

•	Energy-efficiency target for GSM exceeded by 7.5 percent and for WCDMA by 15 percent in 2008.

•	New Group target was set to reduce life-cycle carbon footprint by 40 percent by 2012.

•

New sustainable innovations were developed, including Wind Turbine Tower Tube prototype, diesel battery hybrid solution for off-grid radio sites, and a green site in Cambodia, where for the first time ever both radio and transmission equipment is powered by solar energy.

•	New energy optimization services were introduced.

•	Joined the UN Global Compact’s Caring for Climate Coalition.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

•	Electronic waste recovery program processed globally via ecology management; over 90 percent of collected electronics were recovered; less than 10 percent directed to landfill.

Meeting the Millennium Development Goals

Connectivity fuels economic growth. Ericsson is extending the benefits of telecom by providing affordable access to basic services that can improve livelihoods, health care, education and other fundamental human rights. In future, the bulk of new mobile subscriptions are expected to come from emerging markets such as Africa, China and India.

Through our presence in emerging markets, we strive to be a force for good. Ericsson is committed to help achieve the eight UN Millennium Development Goals (MDGs), to eliminate extreme poverty by 2015.

2008 performance highlights:

•	Together with Columbia University’s Earth Institute, we are delivering connectivity to more than half a million people living in the Millennium Villages across 10 African countries.

•

We conducted market research on mobile content services in India and Uganda. Results showed that 96 percent of the respondents expressed a positive intention to use mobile data services. However, information requirements concerning user’s livelihoods are not met today and lack of applications in local languages are still a barrier to using the services for many.

•

Market research done in Indonesia, Rwanda and South Africa to understand the impact mobile broadband and Internet has on lives in emerging markets. The research showed clear benefits related to development, resource management and networking for businesses, institutions and people.

•

Ericsson joined the Business Call for Action to support the MDGs by UK Prime Minister Gordon Brown and was one of only three companies invited to address the UN General Assembly on the MDGs in September.

Employees

By ensuring a fair and safe environment, Ericsson minimizes business risks and positively contributes to our main asset—our people. Ericsson’s core values of professionalism, respect and perseverance remain constant.

With 73 percent of the workforce located outside Sweden, diversity is a hallmark of Ericsson’s culture. It enhances competitiveness by stimulating creativity and openness to change. It also minimizes risks by equipping the Company to meet the demands of a global, dynamic and diverse marketplace.

Currently, women represent 21 percent of the Group’s employees and hold 18 percent of managerial positions. Our challenge is to encourage greater female representation. In 2008, 90 percent of employees participated in our annual employee opinion surveys. The results showed that the Company’s Human Capital Index scores highly according to external benchmarks.

2008 performance highlights include:

•	Completed Individual Performance Management for 91 percent of employees.

•	Established global diversity parameters and integrated diversity into Individual Performance Management.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

•	Implemented global on-line “Diversity I-Check” training to increase awareness of why diversity is important.

•	Health and Safety Group reporting structure was established.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

REMUNERATION

Remuneration at Ericsson is based on the principles of performance, competitiveness and fairness and our remuneration policy together with the mix of several remuneration elements are designed to reflect these remuneration principles in a balanced way by creating an integral remuneration package. For our senior management, total remuneration consists of fixed salary, short-term and long-term variable remuneration, pension and other benefits. If the size of any of these elements should be increased or decreased, at least one other element has to change where the competitive position should remain unchanged.

This chapter outlines with specific references to senior management how we implement our remuneration policy throughout Ericsson in line with corporate governance best practice. Details of Board Directors’ fees and remuneration of senior management comprising the Group Management Team, including the CEO, hereafter referred to as “Group Management” can be found in Notes to the Consolidated Financial Statements—Note C29, “Information regarding Employees, Members of the Board of Directors and Management”. The Company is required to submit the formal remuneration policy for senior management for shareholder approval at the Annual General Meeting. The proposed resolution for 2009, which remains materially the same as the 2008 policy, together with resolutions relating to the Company’s long-term variable remuneration plans are set out in the Notice of Annual General Meeting on Ericsson’s website (www.ericsson.com). The auditors’ opinion on how we have followed our policy during 2008 is also posted on the website.

THE REMUNERATION COMMITTEE

Remuneration processes by the nature of their sensitivity require clear controls. Within Ericsson these controls are built on three foundations: Audit controls, our internal system that requires two levels of managers to approve any remuneration decision and Board of Directors and Remuneration Committee authorization.

The Remuneration Committee advises the Board of Directors on an ongoing basis on the remuneration of Group Management, including fixed salaries, pensions, other benefits and short-term and long-term variable remuneration. The Remuneration Committee also approves variable remuneration outcomes, prepares remuneration related proposals for Board and shareholder approval and develops and monitors the remuneration policy, strategies and general guidelines for employee remuneration. The Committee considers pay and employment conditions throughout the Company when dealing with Group Management remuneration.

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

The Remuneration Committee has appointed an independent expert advisor, Gerrit Aronson, to assist and advice the Committee. Gerrit Aronson provided no other services to the Company during 2008. The Remuneration Committee is also provided with national and international pay data collected from external survey providers and can call on other independent expertise should it so require.

The purpose and function of the Remuneration Committee will continue going forward and its terms of reference can be found on our website. These terms of reference, together with the remuneration policy, are reviewed annually in light of matters such as changes to corporate governance best practice or changes to

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

accounting, legislation, political opinion or business practices among peers. This helps to ensure that the policy continues to provide Ericsson with a competitive remuneration strategy and, in accordance with Swedish law, the policy for senior management is brought to shareholders annually for approval.

FIXED SALARY

Fixed salaries are set to be competitive within an individual’s home market, taking into account global remuneration practices. The absolute levels are determined by the size and complexity of the position and the year-to-year performance of the individual. Group Management salaries are, together with other elements of remuneration, subject to an annual review by the Remuneration Committee, which considers external pay data to ensure that levels of pay remain competitive and appropriate in light of the Company’s remuneration policy. When setting fixed salaries the Remuneration Committee considers the impact on total remuneration, including pension contributions and associated costs.

VARIABLE REMUNERATION AND PERFORMANCE

At Ericsson we strongly believe that, where possible, we should encourage variable remuneration throughout the Company to first and foremost align employees with clear and relevant targets and also to enable more flexible payroll costs whilst emphasizing the link between performance and pay.

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

Short-Term Variable Remuneration

The annual variable remuneration is through cash-based programs, with specific business targets derived from the annual business plan approved by the Board of Directors. The exact nature of the targets will vary depending on the specific position but the aim is for them to support united goals and for individuals to be able to affect outcomes. For Group Management targets are predominantly financial targets at either Group level or at a specific business unit level and may also include operational targets and employee motivation targets.

We operate global short-term variable plans for management and for sales professionals and these plans are adapted to local requirements. The Board of Directors and the Remuneration Committee decide on all Ericsson Group targets, which are cascaded to unit-related targets, all subject to the two level management approval process. The Remuneration Committee monitors the appropriateness and fairness of the target levels throughout the year and has the authority to revise them should they not remain relevant, stretching and/or enhance shareholder value. Employees not covered by global short-term variable plans may be eligible for local plans, which vary in design according to local competitive practice.

Long-Term Variable Remuneration

Share based long-term variable remuneration plans are submitted each year for approval by shareholders at the Annual General Meeting. For Group Management the payout is determined by three specific variables: The individual’s own investment in shares, a long-term financial target at Group level and the share price development.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

All long-term variable remuneration plans are designed to form part of a well-balanced total remuneration and their central role in Ericsson’s remuneration system was positively confirmed in our extensive review during 2007, reported in last year’s annual report. Ericsson has no formal guidelines for equity ownership but the long-term variable remuneration facilitates that Group Management and a large proportion of Ericsson’s employees build up a significant personal ownership in the Company’s stock over time. This is achieved through a combination of personal investment and share-based remuneration made up of three different but linked plans: The all employee Stock Purchase Plan, the Key Contributor Retention Plan and the Executive Performance Stock Plan.

The Stock Purchase Plan

The all employee Stock Purchase Plan is designed to offer, where practicable, an incentive for all employees to participate in the Company, reinforcing a “One Ericsson” aligned with shareholder interests. Employees can save up to 7.5 percent (CEO 9 percent) of gross fixed salary for purchase of Class B shares at market price on the OMX NASDAQ Stockholm or ADSs at NASDAQ (contribution shares) during a twelve-month period. If the contribution shares are retained by the employee for three years after the investment and employment with the Ericsson Group continues during that time, the employee’s shares will be matched with a corresponding number of class B shares or ADSs free of consideration. The plan was introduced 2002 and employees in 94 countries participate. In December 2008 the number of participants was 19,000 or approximately 25 percent of employees.

Participants save each month, beginning with August payroll, towards quarterly investments. These investments (in November, February, May and August) are matched on the third anniversary of each such investment and hence the matching spans over two financial years and two tax years.

The Key Contributor Retention Plan

The Key Contributor Retention Plan is part of Ericsson’s talent management strategy and is designed to give individuals recognition for performance, critical skills and potential as well as encourage retention of key employees. Under the program, operating units around the world are given quotas that total no more than 10 percent of employees world-wide. Each unit then draws up a nominations list of individuals that have been identified according to performance, critical skills and potential. The nominations are moderated in management teams locally and reviewed by both local and corporate Human Resources to ensure that there is a minimum of bias and a strong belief in the system. Participants selected obtain one extra matching share in addition to the one matching share for each contribution share purchased under the Stock Purchase Plan during a twelve month program period. The plan was introduced in 2004.

The Executive Performance Stock Plan

The Executive Performance Stock Plan was also first introduced in 2004. The plan is designed to focus management on driving earnings and provide competitive remuneration. Senior executives, including Group Management, are selected to obtain up to four or six extra shares (performance matching shares) in addition to the one matching share for each contribution share purchased under the all employee Stock Purchase Plan. For the programs since 2006, the CEO is allowed to invest up to 9 percent of fixed salary in contribution shares and may obtain up to eight performance matching shares in addition to the Stock Purchase Plan matching share for each contribution share. The performance matching is subject to the fulfillment of an Earnings per Share (EPS) performance target.

The past and continued use of average annual EPS growth relative to challenging and stretching targets as a performance measure reflects the Company’s ongoing strategy of adding shareholder value through the long-term improvement of profitability. Furthermore, the use of a constant and key financial performance measure

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

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

The performance targets are not capable of being retested after the end of the three-year performance period. If the minimum required performance is not achieved, all matching shares subject to performance will lapse. The Board may also reduce the number of performance matching shares, if deemed appropriate, considering the Company’s financial results and position, conditions on the stock market and other relevant circumstances at the time of matching.

PENSIONS AND OTHER BENEFITS

Pension benefits follow the competitive practice in the employee’s home country and in addition to any national system for social security, pension benefits may contain various supplementary company plans. The basic principle is that other benefits, such as company car and medical insurance, shall also be competitive in the local market.

To summarize, remuneration at Ericsson is based on the principles of performance, competitiveness and fairness, and the remuneration policy together with the mix of several remuneration elements are designed to reflect these remuneration principles in a balanced way by creating an integral remuneration package. For our senior management, total remuneration consists of fixed salary, short-term and long-term variable remuneration, pension and other benefits. If the size of any of these elements should be increased or decreased, at least one other element has to change where the competitive position should remain unchanged.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

CORPORATE GOVERNANCE REPORT 2008

The more effective and trustworthy our corporate governance and processes are, the more efficiently the Board can address business and strategy issues for sustainable shareholder value creation. Our reliance on the Company’s corporate governance is dependent on a strong ethos of ethical business practices that starts at the top and permeates to all employees within the organization. Therefore, the Board is committed to high standards of corporate governance and we encourage all employees to follow our example by constantly seeking ways to make the internal controls and our oversight ever more effective and reliable.

Michael Treschow

Chairman of the Board of Directors

Corporate governance describes the ways in which rights and responsibilities are distributed among the various corporate bodies according to the rules, processes or laws to which they are subject. Corporate governance defines the decision-making systems and structure through which owners directly or indirectly control a company.

This Corporate Governance Report is rendered in accordance with the Swedish Code of Corporate Governance (the “Code”). The report has not been reviewed by Ericsson’s auditor and does not constitute a part of the formal annual report.

HIGHLIGHTS OF 2008

•	Roxanne S. Austin was elected new Board member at the Annual General Meeting (AGM) 2008.

•	The AGM resolved that part of the fee to the Directors, in respect of the Board assignment, should be payable in the form of synthetic shares.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

•	Three new members joined the Group Management Team.

•	The AGM resolved on a reverse split of shares 1:5.

•	The Company’s series B shares have been delisted from the London Stock Exchange.

COMPLIANCE WITH REQUIREMENTS

As a Swedish public limited-liability company with securities quoted on NASDAQ OMX Stockholm as well as on NASDAQ, Ericsson is subject to a variety of rules that affect its governance. Major external regulations include:

•	The Swedish Companies Act.

•	Listing requirements of NASDAQ OMX Stockholm.

•

NASDAQ Stock Market Rules—including applicable NASDAQ corporate governance requirements, subject to certain exemptions principally reflecting mandatory Swedish legal requirements, as explained in “NASDAQ Corporate Governance Exemptions”.

•	Applicable requirements of the US Securities and Exchange Commission including the Sarbanes-Oxley Act.

In addition, to ensure compliance with legal and regulatory requirements and the high ethical standards that we set for ourselves, Ericsson has internal rules that include:

•	Work procedure of the Board of Directors.

•	Code of Business Ethics.

•	Group Steering Documents including Group policies and directives, instructions and business processes for approval, control and risk management.

•	Code of Conduct whose provisions shall be applied in the production, supply and support of Ericsson products and services worldwide.

High standards in business ethics

Our Code of Business Ethics sets out how we work to achieve and maintain our high standards. It summarizes the Group’s fundamental policies and directives governing our relationships with each other and with our stakeholders. This document has been translated into more than 20 languages to ensure that everyone who works for Ericsson understands our policies and directives and the importance of conducting all business activities in an ethical manner. All employees must regularly review the Code of Business Ethics and, by signing a form as part of the recruitment and at regular intervals, acknowledge that they have understood its principles. Through this meticulous process, we strive to ensure that our high ethical standards are upheld by all employees in their daily work, and that employees make it their individual responsibility to ensure that business is conducted in accordance with the rules and guidelines set forth in this document. Our Code of Business Ethics satisfies the applicable requirements of the Sarbanes-Oxley Act of 2002 and NASDAQ.

Code of Business Ethics

The Code of Business Ethics has been translated into more than 20 languages.

The Code of Business Ethics can be found at: www.ericsson.com/ericsson/corporate_responsibility/ employees/code_businessethics.shtml Information on our website does not form part of this document.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Compliance with the Swedish Code of Corporate Governance

The Code has been applied by Ericsson since July 2005. We are committed to complying with best-practice corporate governance provisions on a global level wherever possible. This includes continued compliance with the corporate governance provisions expressed by the Code without deviations.

OWNERSHIP STRUCTURE

As of December 31, 2008 Ericsson had, according to information from the share register kept by Euroclear Sweden AB (formerly VPC AB), a total of 728,333 shareholders. Almost 80 percent of the shares are owned by institutions, Swedish and international. Investor and Industrivärden, two Swedish industrial holding companies with long-term investment cycles, are the largest shareholders with 5.05 and 2.29 percent of the share capital and 19.42 and 13.28 percent of the voting rights, respectively.

A significant number of the shares held by foreign investors are held off record by banks, brokers and/or nominees on behalf of their customers. This means that the actual shareholder is not displayed in the share register and is not included in the shareholding statistics identifying the largest shareholders, e.g. for the purposes of appointing the members to the Nomination Committee.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

SHARE CAPITAL AND VOTING RIGHTS

The share capital of Ericsson consists of three classes of shares; A, B and C shares. Each A share carries one vote, each B share one tenth of one vote and each C share one-thousandth of one vote. Class A and B shares entitle the holder to the same proportion of assets and earnings and carry equal rights in terms of dividends. Class C shares are only used for issuance and buy-back to finance the Company’s long-term variable remuneration program. When the Company has acquired the C shares, they are converted into B shares.

To increase transparency as to the pricing of the Company’s Class B share and ADS (American Depositary Shares) respectively, and to obtain a number of shares more suitable for the Company, the Annual General Meeting of Shareholders 2008 resolved on a reverse split 1:5 of the Company’s Class A and B shares. This implied that for five A shares and five B shares, shareholders received one A share and one B share, respectively. Apart from having a different quotient value, each new consolidated A and B share carries the same rights as those previously attached to the shares in the respective class of shares.

MEETINGS WITH THE SHAREHOLDERS

The Annual General Meeting is held in Stockholm. The date and the venue for the meeting are announced on our website, at the latest in conjunction with the release of the third-quarter report. Shareholders who cannot participate in person may be represented by proxy. Additional requirements for participation apply for shareholders who have their shares nominee-registered and the shares must be registered in the name of the owner by the record date for the General Meeting.

The Annual General Meeting is held in Swedish and simultaneously interpreted into English. All information is also available in English.

Resolutions at General Meetings of Shareholders are normally passed by a simple majority. However, the Swedish Companies Act requires special quorums and majorities in certain cases. For example, the resolution to transfer own shares to employees participating in Ericsson’s Stock Purchase Plan must be approved by 90 percent of the votes cast and by 90 percent of the shares represented at the General Meeting of Shareholders.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

The Annual General Meeting gives shareholders the opportunity to raise questions regarding the Company and the results of the year under review. The members of the Board of Directors, the Group Management Team and the external Auditors are normally present to answer such questions.

Shareholders and other interested parties may also correspond in writing with the Board of Directors or executive management at any time.

Ericsson’s Annual General Meeting 2008

1,135 shareholders, representing 59 percent of the votes, attended the Annual General Meeting (AGM) held on April 9, 2008, at the Annex to the Globe Arena in Stockholm. Ericsson’s Board of Directors, members of the Group Management Team and the external auditors were present at the meeting. Decisions of the AGM 2008 included:

•	Payment of a dividend of SEK 0.50 per share for 2007.

•	Re-election of Sir Peter L. Bonfield, Börje Ekholm, Ulf J. Johansson, Nancy McKinstry, Anders Nyrén and Carl-Henric Svanberg as members of the Board of Directors.

•	Re-election of Michael Treschow as Chairman of the Board of Directors, re-election of Marcus Wallenberg and Sverker-Martin-Löf as Deputy Chairmen.

•	Election of Roxanne S. Austin as a new Board member.

•

Board of Directors’ fees to remain unchanged i.e. Chairman SEK 3,750,000; other non-employed Board members SEK 750,000 each; in addition SEK 350,000 to the Chairman of the Audit Committee and SEK 250,000 each to the other two non-employed members of the Audit Committee; and SEK 125,000 each to the Chairmen and other non-employed members of the Finance and Remuneration committees. Additionally, part of the Directors’ fees shall be paid in the form of synthetic shares.

•	Approval of the principles on remuneration to the top executives.

•	Implementation of Long-Term Variable Compensation Program.

The minutes of the AGM 2008 are available at www.ericsson.com/ericsson/investors/shareholders/agm

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOMINATION COMMITTEE

A Nomination Committee was elected by the Annual General Meeting for the first time in 2001. Since then, each Annual General Meeting has appointed a Nomination Committee, or resolved on the procedure for appointing the Nomination Committee. The Annual General Meeting of Shareholders 2008 resolved that the Nomination Committee shall consist of the Chairman of the Board of Directors and representatives of the four largest shareholders as per the end of the month in which the Annual General Meeting is held. However, as further described in the procedure for appointing members to the Nomination Committee, the Nomination Committee may comprise additional members pursuant to a request by a shareholder justified by changes in shareholder structure. Such requests shall be received by the Nomination Committee no later than December 31 in order to allow for continuity in the work of the Nomination Committee. The fundamental principles that characterize the procedure for appointing members to the Nomination Committee are:

•	Transparency—clear rules and objective procedures shall determine the way the largest shareholders are appointed to the Nomination Committee.

•	Continuity—there should at all times be a functioning Nomination Committee and its work should be allowed continuity to the fullest extent possible.

•	Predictability—the time for the reading of the shareholding statistics in view of identifying the largest shareholder has to be predictable, not least in the interest of foreign shareholders.

Members of the Nomination Committee

The Nomination Committee, appointed on the basis of the procedure resolved by the Annual General Meeting of Shareholders 2008, consists of four representatives appointed by the four shareholders with the largest voting power as of April 30, 2008: Jacob Wallenberg (Investor AB, Chairman of the Nomination Committee), Carl-Olof By (AB Industrivärden), Caroline af Ugglas (Livförsäkringsaktiebolaget Skandia) and Mats Lagerqvist (Swedbank Robur Fonder) and further, Michael Treschow (Chairman of the Board of Directors). No changes in the composition of the Committee have occurred during the year.

The tasks of the Nomination Committee

The tasks of the Nomination Committee have evolved over the years to comply with the requirements of the Code and best-practice provisions. Since the inception of the Nomination Committee, its main task has been to propose candidates for election to the Board of Directors. The Nomination Committee must take into consideration all the various rules on independence of the Board applicable to the Company, which are further described later in this report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

The Nomination Committee also proposes a candidate for election of the Chairman of General Meetings of Shareholders. In addition, the Nomination Committee prepares proposals concerning the level of remuneration for Directors elected by the Annual General Meeting of Shareholders but not employed by Ericsson; to the auditors and members of the Nomination Committee for resolution by the Annual General Meeting. To date, the Nomination Committee has not proposed that it should be paid any fees. Moreover, in years in which auditors are elected, the Nomination Committee proposes candidates based on the preparations carried out by the Audit Committee of the Board.

Work of the Nomination Committee for the Annual General Meeting 2009

As of February 20, 2009, the Nomination Committee has held four meetings. At the first meeting, plans for the continued work of the Committee was discussed and the Committee was informed by the Chairman of the Board on how the Board work is functioning, as well as on the Company’s strategy and future challenges, to be able to make assessments in terms of the competence and experience that is required by the Board members.

The Nomination Committee has also been informed of the results of the evaluation process for Board work and procedures, including the performance of the Chairman of the Board.

Further, the Nomination Committee has acquainted itself with the assessments made by the Company and the Audit Committee in terms of Auditor work, as well as the Audit Committee’s recommendation in respect of Audit fees.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

The work of the Nomination Committee is still in progress and more details on its work will be presented at the Annual General Meeting of Shareholders 2009.

BOARD OF DIRECTORS

The Board of Directors is ultimately responsible for the organization of the Company and the management of the Company’s operations. It develops guidelines and instructions for the day-to-day management of the Company, conducted by the President and CEO who ensures that the Board of Directors receives regular reports regarding the Group’s business development its results, financial position and liquidity and events of importance to the Group.

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

In addition, in order to ensure independence, the Audit Committee has implemented a procedure for complying with NASDAQ’s rules on related-party transactions and a pre-approval process for non-audit services carried out by the external auditors.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Members of the Board of Directors

Our Board of Directors consists of 10 Directors, including the Chairman of the Board, elected by the shareholders at the Annual General Meeting 2008, for the period until the close of the Annual General Meeting 2009, and three employee representatives, each with a deputy, appointed by the trade unions for the same period of time. The President and CEO, Carl-Henric Svanberg, is the only Board member who is a member of the Company’s management.

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

Independence of the Directors

The composition of Ericsson’s Board of Directors meets all independence criteria it is subject to, as described in more detail under “Independence requirements” later in the report. In connection with its proposal to the Annual General Meeting of Shareholders 2008, the Nomination Committee concluded that, for the purposes of the Swedish Code of Corporate Governance, at least the following persons that were proposed for election were independent of the Company, its senior management and the Company’s major shareholders: Roxanne S. Austin, Sir Peter L. Bonfield, Ulf J. Johansson, Nancy McKinstry and Michael Treschow.

Work of the Board of Directors

The work of the Board follows a yearly cycle, starting with the statutory Board meeting held in connection with the Annual General Meeting. Members of each of the three Committees of the Board are appointed at the statutory meeting, and the Board resolves on matters such as authorization to sign for the Company. At the next ordinary meeting, the Board handles the first interim report for the year along with the press release related to the report. In June, a Board meeting generally takes place away from Company headquarters, giving Directors a chance to visit major Company operations. Towards the end of July, the Board meets to handle the interim report for the second- quarter of the year. Strategy matters are frequently addressed at any appropriate Board meeting, but a two-day Board meeting in August is entirely devoted to the overall strategy of the Group. The August meeting also addresses the overall risk management of the Group. A third-quarter interim report Board meeting is held at the end of October. In order to allow for the Nomination Committee to be able to take into account the results of the Board work in due time, the Board thoroughly evaluates its own work and the results of this evaluation are presented and discussed at the October meeting. The last meeting of the calendar year addresses budget and financial outlook. At the first meeting of the calendar year, generally in the end of January, the Board focuses on the financial result of the entire year and also handles the fourth-quarter report. At the Board meeting in February, which closes the yearly cycle of work, the Board signs the annual report.

As the Board is responsible for financial oversight, financials are presented and evaluated at each Board meeting. Further, each Board meeting generally includes reports by the Chairman of each of the three Committees based on the minutes from the Committee meetings, which are distributed to all Directors prior to the Board meeting. A Board meeting also typically includes the President and CEO’s report on general business and market developments, including the performance of the Company. The Board is regularly informed of recent developments in legal and regulatory matters and addresses, whenever necessary, the adoption and implementation of various corporate governance rules. Material for each Board meeting is distributed by the

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Board of Directors’ Secretariat according to a pre-established time plan. The time plan is established with due regard for corporate governance requirements, including prompt distribution of the minutes of Board meetings. Unless exceptional circumstances prevent them from doing so, all Directors participate in all Board meetings.

The Board meets with Ericsson’s external auditors at least once a year to receive and consider the auditors’ observations regarding the Annual Report and internal controls. The auditors also annually prepare reports for the management on the accounting and financial reporting practices of the Company and the Group. Moreover, the Audit Committee meets with the auditors to receive and consider the auditors’ observations on the interim reports. The Audit Committee reports its findings to the Board. The auditors have been instructed to reflect in their reports whether the Company and Group are organized so that the accounts, the management of funds and the financial position of the Company and Group in other respects are up to a good standard and controlled in a prudent manner. The Board has reviewed and assessed the Company’s process for financial reporting, as described later in “Internal control over financial reporting for year 2008”. The Board’s own review of interim and annual reports in combination with the Company’s internal controls is deemed to give reasonable assurance regarding the quality of the financial reporting.

Training of the Board of Directors

All new Directors receive comprehensive training tailored to their individual requirements. Introduction training includes meetings with the heads of the major businesses and functions and, if appropriate, training arranged by NASDAQ OMX to enhance knowledge regarding listing issues and insider rules. In addition, full-day training sessions are generally held twice a year for all Directors, to assist them in their work for Ericsson by enhancing their knowledge of Group operations and by covering specific issues, as appropriate.

Training sessions organized in 2008 have provided the Directors with an in-depth knowledge of markets, strategy and governance within the business area Global Services as well as its products and services. In addition, annual training has been conducted to advise the Board on material issues and key focus areas for the Company pertaining to corporate responsibility and sustainability. These include energy efficiency, climate change, supply chain management, human rights, and telecommunications for social and economic development.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Work of the Board of Directors in 2008

The work of the Board of Directors is continuously characterized by a high level of activity and 11 Board meetings were held in 2008. (For attendance at Board meetings see “Directors’ Attendance 2008”). Two meetings were held away from the Company headquarters, one in San José, California, focusing on the acquired operations in Silicon Valley, and one in Lund, Sweden, with a focus on Sony Ericsson and Ericsson Mobile Platform strategies.

Maintaining technology leadership and profitability in an increasingly competitive landscape have been key strategic areas of focus during the year. A leading position and effectiveness in research and development is key in the rapid technology evolution. An important part of the strategic work is to identify and assess various internal and external risk factors, a need that is intensified as a result of the financial turmoil that has characterized the year.

Apart from regular matters addressed in line with the annual Board work cycle, the Board addressed the future of Ericsson’s mobile platform business (EMP), where Ericsson and STMicroelectronics plan to merge EMP and ST-NXP Wireless into a joint venture, and the divestment of the Enterprise business to Aastra Technologies. The Board also addressed other long and short-term strategies with regard to operator and vendor consolidation, increased data traffic in telecom networks, the effects of migration of networks towards IP technology with increased focus on content and multimedia and the changing competitive landscape among telecom operators, cable TV providers and other data-network operators.

The Heads of the three business units have provided the Board with thorough presentations of their respective areas of responsibility to further enhance the Directors’ knowledge of business operations and the strategies of each of the three business units. The Board is also continuously reviewing the Management succession planning. In terms of remuneration, the Board put forward a proposal for a Long-Term Variable Compensation Program 2008 (LTV) to the Annual General Meeting of Shareholders 2008. For the purposes of financing the LTV, the Board also proposed a new directed issue and acquisition of C shares to be converted into B shares.

The Board is continuously working to improve its ways of working and procedures based on the Board evaluation along with discussions with the Chairman of the Board and the Committee Chairmen.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Board work evaluation

The objectives of the Board evaluation are to ensure that the Board is well-functioning, to gain an understanding of the type of issues that the Board considers should be afforded greater scope to determine the areas in which additional competence is needed within the Board. The evaluation also serves as guidance to the work of the Nomination Committee.

The Chairman of the Board initiates and leads the evaluation of Board and Committee work and procedures each year. The evaluation process includes detailed questionnaires as well as interviews and discussions. In 2008, the Chairman held individual meetings with all the Directors who responded to three separate written questionnaires; one that covered the Board work in general, one that covered the Chairman’s performance, and one that covered the performance of the President and CEO. The Chairman and the President and CEO are neither involved in the development, compilation or evaluation of the questionnaires related to their respective performances, nor are they present when their respective performance is evaluated. The results of the evaluations were thoroughly discussed in order to further improve the work of the Board and the CEO.

Committees of the Board of Directors

The Board of Directors has established three Committees: Audit, Finance and Remuneration. Members of each Committee are appointed amongst the Board members. The work of the Committees is principally preparatory, they prepare matters for final resolution by the Board. However, the Board has authorized each Committee to determine certain issues in limited areas and may also provide extended authorization to a Committee to determine specific matters. The Board of Directors and each Committee have the right to engage external expertise, either in general or in respect to specific matters, if deemed appropriate.

Prior to each Board meeting, each Committee submits a report to the Board on the issues handled, resolved or referred to the Board since the previous ordinary Board meeting. The reporting by the Chairman of the Committee on the Committee work in addition to the written report is a recurring item at each Board meeting. The minutes of each Committee meeting are attached to the minutes of the Board meeting following each Committee meeting.

The Audit Committee

The Audit Committee, on behalf of the Board, monitors the integrity of the financial statements, compliance with legal and regulatory requirements and the effectiveness of the systems of internal control over financial reporting.

The Audit Committee is also primarily responsible for reviewing annual and interim financial reports and for overseeing the external audit process, including audit fees.

This involves:

•	Reviewing, with management and the external auditors, the financial statements, including conformity with generally accepted accounting principles.

•	Reviewing, with management, the reasonableness of significant estimates and judgments made in preparing the financial statements, as well as the quality of the disclosures in the financial statements.

•	Reviewing matters arising from reviews and audits performed.

The Audit Committee itself does not perform audit work. Ericsson has an internal audit function, which reports to the Audit Committee and performs independent audits.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

The Audit Committee is also involved in the preparatory work of proposing candidates for the election of auditors, when applicable, and monitors their ongoing performance and independence, as well as Group transactions to avoid conflicts of interest. To achieve this, the Audit Committee has implemented approval procedures for audit and other services performed by the external auditors (see “Audit Committee pre-approval policies and procedures”); a pre-approval process for transactions with related parties and a “whistle-blower” procedure for the reporting of violations in relation to accounting, internal control and auditing matters.

Alleged violations are investigated by Ericsson’s internal audit function in conjunction with the relevant Group Function. Information regarding any incidents, including measures taken, details of the responsible Group Function and the status of any investigation are reported to the Audit Committee.

Members of the Audit Committee

The Audit Committee consists of four members appointed by the Board from among its members. In 2008, the Audit Committee comprised Ulf J. Johansson (Chairman of the Committee), Sverker Martin-Löf, Sir Peter L. Bonfield, and Jan Hedlund. All members, except the employee representative, are independent from the Company and senior management. Each member is financially literate and familiar with the accounting practices of an international company comparable to Ericsson. At least one member must be an audit committee financial expert. The Board of Directors has determined that Ulf J. Johansson, Sverker Martin-Löf and Sir Peter L. Bonfield all satisfy these requirements.

The Audit Committee has appointed an external expert advisor, Peter Markborn, formerly authorized public accountant, to assist and advise the Committee.

Work of the Audit Committee

The Audit Committee held nine meetings in 2008 – attendance is reflected in the table “Directors’ Attendance 2008.” During the year, the Audit Committee reviewed the scope and results of external financial audits, the independence of the external auditors and monitored the external audit fees. In addition, certain services other than audits performed by the external auditors were approved by the Audit Committee under its pre-approval policies and procedures. The Audit Committee approved the annual audit plan for the internal audit function and reviewed its reports. The Audit Committee also reviewed and discussed with the external auditors each interim report prior to publishing. In addition, the Audit Committee monitored the continued compliance with the Sarbanes-Oxley Act and the internal control and risk management process. The Audit Committee also approved certain related-party transactions in accordance with its pre-approval process.

The Finance Committee

The Finance Committee is primarily responsible for:

•	Handling matters regarding acquisitions and divestments.

•	Capital contributions to companies inside and outside the Ericsson Group.

•	Raising of loans, issuances of guarantees and similar undertakings, and approval of financial support to customers.

•	Continually monitoring the Group’s financial risk exposure.

The Finance Committee is authorized to determine matters such as direct or indirect financing, provision of credits, granting of securities and guarantees and certain investments, divestments and financial commitments.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Members of the Finance Committee

The Finance Committee consists of four members appointed by the Board from among its members. In 2008, the Finance Committee comprised Marcus Wallenberg (Chairman of the Committee), Anna Guldstrand, Anders Nyrén and Michael Treschow.

Work of the Finance Committee

The Finance Committee held 13 meetings in 2008 – for attendance, see “Directors’ Attendance 2008”.

The Committee has devoted considerable time to the increasing uncertainty in the financial market and in view of the large exposure to the currently unstable financial sector, has executed its strategy to reduce the Company’s credit exposure by re-arranging the investment policy and procedures. During the year the Committee has also approved numerous customer finance and credit facility arrangements with a continued focus on capital structure, cash flow and cash generating ability.

The Remuneration Committee

The Remuneration Committee’s main responsibility is to advise the Board of Directors regarding salary and other remuneration, including retirement compensation of the President and CEO, Executive Vice Presidents and other officers reporting directly to the President and CEO. Other responsibilities include:

•	Developing and monitoring strategies and general guidelines for employee remuneration, including variable plans and retirement compensation.

•	Approving variable pay under the previous year’s plan (beginning of each year).

•	Preparation of the long-term variable remuneration program for referral to the Board and subsequent resolution by the General Meeting of Shareholders.

•	Preparation of the targets for variable pay for the following year for resolution by the Board.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

To achieve this, the Committee holds annual strategic remuneration reviews with representatives of the Company to determine the direction to follow, allow program designs and pay policies to be aligned with the business situation. Consideration is given to trends in remuneration, legislative changes, disclosure rules and the general global environment surrounding executive pay. The Committee reviews salary survey data to approve any base pay increase for executives, effective from the following January.

Members of the Remuneration Committee

The Remuneration Committee consists of four members appointed by the Board from among its members. In 2008, the Remuneration Committee comprised Michael Treschow (Chairman of the Committee), Nancy McKinstry, Monica Bergström and Börje Ekholm.

The Remuneration Committee has appointed an independent expert advisor, Gerrit Aronson, to assist and advise the Committee, in particular with regard to international trends and developments.

Work of the Remuneration Committee

The Remuneration Committee held seven meetings in 2008—attendance is reflected in the table “Directors’ Attendance 2008”. The Committee reviewed and prepared for the Board a proposal for a Long-term Variable Compensation Program 2008, which was approved by the Annual General Meeting of Shareholders in April. The Committee also prepared proposals for salaries and variable pay for 2008, including remuneration of the President and CEO. Towards the end of the year, the Committee concluded its analysis of the current Long-Term Variable Remuneration structure and remuneration policy to be referred to the Annual General Meeting of Shareholders 2009 for resolution. For further information on remuneration, fixed and variable pay, please see “Remuneration” in the Annual Report.

MEMBERS OF THE BOARD OF DIRECTORS

Board members elected by the Annual General Meeting of Shareholders 2008

Michael Treschow (first elected 2002)

Chairman of the Board of Directors

Chairman of the Remuneration Committee

Member of the Finance Committee

Born 1943, Master of Science, Lund Institute of Technology. Board Chairman: Unilever NV, and Unilever PLC. Board member: ABB Ltd and the Knut and Alice Wallenberg Foundation. Holdings in Ericsson1): 164,000 Class B shares.

Principal work experience and other information: Board Chairman of the Confederation of Swedish Enterprise 2004–2007, President and CEO of AB Electrolux 1997–2002 and Chairman of its Board of Directors 2004–2007. Earlier positions mainly include positions in Atlas Copco, where he served as President and CEO 1991–1997. Member of the Royal Academy of Engineering Sciences.

1)	The number of Class B shares (and Class A shares, if applicable) includes holdings by related natural or legal persons. The number of Class B shares also includes American Depositary Receipts, where applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Marcus Wallenberg (first elected 1996)

Deputy Chairman of the Board of Directors

Chairman of the Finance Committee

Born 1956, Bachelor of Science of Foreign Service, Georgetown University, USA. Board Chairman: Skandinaviska Enskilda Banken, Saab AB and AB Electrolux. Honorary Chairman: International Chamber of Commerce (ICC). Board member: AstraZeneca PLC, Stora Enso Oy, the Knut and Alice Wallenberg Foundation and Temasek Holdings Limited. Holdings in Ericsson1): 142,000 Class B shares.

Principal work experience and other information: Positions in Investor AB, where he served as President and CEO 1999–2005. Prior to this he was Executive Vice President at Investor. Previous employers include Stora Feldmühle AG, Citicorp, Citibank and Deutsche Bank.

Sverker Martin-Löf (first elected 1993)

Deputy Chairman of the Board of Directors

Member of the Audit Committee

Born 1943, Doctor of Technology and Master of Engineering, Royal Institute of Technology, Stockholm. Board Chairman: Skanska AB, Svenska Cellulosa Aktiebolaget SCA and SSAB. Deputy Chairman: AB Industrivärden and the Confederation of Swedish Enterprise. Board member: Svenska Handelsbanken. Holdings in Ericsson1): 10,400 Class B shares.

Principal work experience and other information: President and CEO of Svenska Cellulosa Aktiebolaget SCA 1990–2002, where he was employed 1977–1983 and 1986–2002. Previous positions at Sunds Defibrator and Mo och Domsjö AB.

Roxanne S. Austin (elected 2008)

Born 1961, B.B.A. in Accounting, University of Texas, San Antonio USA. Board member: Abbott Laboratories, Teledyne Technologies Inc., Target Corporation. Holdings in Ericsson: None.

Principal work experience and other information: Since 2004, President of Austin Investment Advisors. President and CEO of DIRECTV 2001–2003. Corporate Senior Vice President and Chief Financial Officer of Hughes Electronics Corporation 1997–2000, which company she joined in 1993. Prior to joining Hughes, Roxanne Austin was a partner at Deloitte & Touche. Member of the board of trustees of the California Science Center, member of the California State Society of certified Public Accountants and the American Institute of Certified Public Accountants.

Sir Peter L. Bonfield (first elected 2002)

Member of the Audit Committee

Born 1944, Honors degree in Engineering, Loughborough University, Leicestershire, UK. Board Chairman: Supervisory Board of NXP. Deputy Chairman: British Quality Foundation.

1)	The number of Class B shares (and Class A shares, if applicable) includes holdings by related natural or legal persons. The number of Class B shares also includes American Depositary Receipts, where applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Board member: Mentor Graphics Inc., Sony Corporation, and TSMC. Holdings in Ericsson1): 4,400 Class B shares.

Principal work experience and other information: CEO and Chairman of the Executive Committee of British Telecommunications plc 1996–2002. Chairman and CEO of ICL PLC 1990–1996. Positions with STC PLC and Texas Instruments Inc. Member of the International Advisory Board of Citi. Member of the Advisory Boards of New Venture Partners LLP, The Longreach Group and Apax Partners LLP. Non-executive Director of Actis Capital LLP and Dubai International Capital. Board Mentor of CMi.

Börje Ekholm (first elected 2006)

Member of the Remuneration Committee

Born 1963, Master of Science in Electrical Engineering, Royal Institute of Technology, Stockholm. Master of Business Administration, INSEAD, France. Board member: Investor AB, AB Chalmersinvest, Husqvarna AB, Scania, KTH Holding AB, Lindorff Group AB and the Royal Institute of Technology, Stockholm. Holdings in Ericsson1): 21,760 Class B shares.

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

Ulf J. Johansson (first elected 2005)

Chairman of the Audit Committee

Born 1945, Doctor of Technology and Master of Science in Electrical Engineering, Royal Institute of Technology, Stockholm.

Board Chairman: Acando AB, Eurostep Group AB, Novo A/S, Novo Nordisk Foundation, and Trimble Navigation Ltd. Board member: Jump Tap Inc. Holdings in Ericsson1): 6,435 Class B shares.

Principal work experience and other information: Founder of Europolitan Vodafone AB, where he was the Chairman of the Board 1990–2005. Previous positions at Spectra-Physics AB, where he was the President and CEO, Ericsson Radio Systems AB. Member of the Royal Academy of Engineering Sciences.

Nancy McKinstry (first elected 2004)

Member of the Remuneration Committee

Born 1959, Master of Business Administration in Finance and Marketing, Columbia University, USA. Bachelor of Arts in Economics, University of Rhode Island, USA. Board Chairman: CEO and Chairman of the Executive Board of Wolters Kluwer n.v. Board member: The American Chamber of Commerce, the Netherlands, and TiasNimbas Business School. Holdings in Ericsson: None.

Principal work experience and other information: CEO and Chairman of the Executive Board of Wolters Kluwer n.v. President and CEO of CCH Legal Information Services 1996–1999. Previous positions at Booz, Allen & Hamilton, and New England Telephone Company. Member of the Advisory Board of the University of Rhode Island, the Advisory Council of the Amsterdam Institute of Finance, the Dutch Advisory Council of INSEAD, and the Board of Overseers of Columbia Business School.

1)	The number of Class B shares (and Class A shares, if applicable) includes holdings by related natural or legal persons. The number of Class B shares also includes American Depositary Receipts, where applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Anders Nyrén (first elected 2006)

Member of the Finance Committee

Born 1954, Graduate of Stockholm School of Economics, Master of Business Administration from Anderson School of Management, UCLA, USA. Board Chairman: Association of Exchange Listed Companies and Association for Generally Accepted Principles in the Securities Market. Deputy Chairman: Sandvik AB and Svenska Handelsbanken. Board member: Svenska Cellulosa Aktiebolaget SCA, AB Industrivärden, Skanska AB, SSAB, and Ernströmgruppen. Holdings in Ericsson1): 6,686 Class B shares.

Principal work experience and other information: President and CEO of Industrivärden since 2001. CFO and EVP of Skanska AB 1997–2001. Director Capital Markets of Nordbanken 1996–1997. CFO and EVP of Securum AB 1992–1996. Managing Director of OM International AB 1987–1992. Earlier positions at STC Scandinavian Trading Co AB and AB Wilhelm Becker.

Carl-Henric Svanberg (first elected 2003)

Born 1952, Master of Science, Linköping Institute of Technology. Bachelor of Science in Business Administration, University of Uppsala. Board Chairman: Sony Ericsson Mobile Communications AB. Board member: The Confederation of Swedish Enterprise, Melker Schörling AB and Uppsala University. Holdings in Ericsson1): 3,202,528 Class B shares.

Principal work experience and other information: President and CEO of Telefonaktiebolaget LM Ericsson since 2003. Prior to this, Carl-Henric Svanberg was the President and CEO of Assa Abloy AB (1994–2003). Various positions within Securitas AB (1986–1994) and ABB Group (1977–1985). Carl-Henric Svanberg does not have material shareholdings or part ownerships in companies with which the Company has material business relationships.

Board members and deputies appointed by the unions

Monica Bergström (first appointed 1998)

Employee representative

Member of the Remuneration Committee

Born 1961. Appointed by the Unionen union. Holdings in Ericsson1): 1,236 Class B shares.

Jan Hedlund (first appointed 1994)

Employee representative Member of the Audit Committee

Born 1946. Appointed by the IF Metall union. Holdings in Ericsson1): 566 Class B shares.

Anna Guldstrand (first appointed 2004)

Employee representative

Member of the Finance Committee

Born 1964. Appointed by the union The Swedish Association of Graduate Engineers. Holdings in Ericsson1): 1,153 Class B shares.

1)	The number of Class B shares (and Class A shares, if applicable) includes holdings by related natural or legal persons. The number of Class B shares also includes American Depositary Receipts, where applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Kristina Davidsson (first appointed 2006)

Deputy employee representative

Born 1955. Appointed by the IF Metall union. Holdings in Ericsson1): 837 Class B shares.

Karin Åberg (first appointed 2007)

Deputy employee representative

Born 1959. Appointed by the Unionen union. Holdings in Ericsson1): 1,292 Class B shares.

Pehr Claesson (appointed 2008)

Deputy employee representative

Born 1966. Appointed by the union The Swedish Association of Graduate Engineers. Holdings in Ericsson1): 422 Class B shares

Carl-Henric Svanberg is the only Director who holds an operational management position at Ericsson. No Director has been elected pursuant to an arrangement or understanding with any major shareholder, customer, supplier or other person.

BOARD OF DIRECTORS’ REMUNERATION

Remuneration to Board members not employed by the Company is proposed by the Nomination Committee for resolution by the Annual General Meeting. Board members who are not employed by Ericsson are not invited to participate in the Group’s share based long-term variable remuneration plans.

The Annual General Meeting 2008 approved the proposal by the Nomination Committee for yearly fees to the non-employed Board members for Board and Committee work. For information on Board of Directors’ fees 2008, please refer to the table in Notes to the Consolidated Financial Statements—Note C29 “Remuneration to the Board of Directors” in the Annual Report. The Annual General Meeting 2008 also approved the Nomination Committee’s proposal that it will be possible for non-employed Board members to be paid part of the fee, in respect of the Board assignment, in the form of so-called synthetic shares. A synthetic share gives the right to receive a future payment of an amount which corresponds to the market value of a Class B share in the Company at the time of payment. The purpose of paying part of the Board of Director’s fee in the form of synthetic shares is to further enhance the Directors’ interest in Ericsson and its financial development and also provides an opportunity for the Directors to have a financial interest in the Company comparable with that of a shareholder. For more information on the terms and conditions of the synthetic shares, please refer to the notice convening the Annual General Meeting 2008 (www.ericsson. com/ericsson/investors/shareholders/agm). Information on our website does not form part of this document.

1)	The number of Class B shares (and Class A shares, if applicable) includes holdings by related natural or legal persons. The number of Class B shares also includes American Depositary Receipts, where applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

DIRECTORS’ ATTENDANCE 2008

Board member	No of Board meetings	No of Audit Committee meetings	No of Finance Committee meetings	No of Remuneration Committee meetings
Michael Treschow	11		12	7
Sverker Martin-Löf	10	8
Marcus Wallenberg	10		13
Roxanne S. Austin1)	8
Sir Peter L. Bonfield	11	9
Börje Ekholm	11			7
Ulf J. Johansson	11	9
Katherine Hudson2)	3
Nancy McKinstry	10			7
Anders Nyrén	11		12
Carl-Henric Svanberg	11
Monica Bergström	10			7
Jan Hedlund	11	9
Torbjörn Nyman2)	3		4
Pehr Claesson3)	8
Anna Guldstrand4)	10		9
Kristina Davidsson	10
Karin Åberg	11
Total	11	9	13	7

1)	Joined the Board of Directors as of April 9, 2008.
2)	Resigned from the Board of Directors as of April 9, 2008.
3)	Joined the Board of Directors as deputy employee representative as of April 9, 2008.
4)	Ordinary employee representative as of April 9, 2008.

COMPANY STRUCTURE AND ORGANIZATION

The President and Chief Executive Officer—operational management

The Board of Directors appoints the President and CEO and the Executive Vice Presidents. Management of day-to-day operations is the responsibility of the President and CEO supported by the Group Management Team which, in addition to the President and CEO, consist of the Heads of Group Functions and the Heads of the business units.

The role of the Group Management Team is to:

•	Establish long-term vision, Group objectives, strategies and policies.

•	Maximize the Group’s business.

•	Secure operational excellence and realize global synergies.

The Group Management Team meets monthly to discuss business and decisions and to share information of common interest to Ericsson.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Organization and corporate culture

Corporate culture has long been acknowledged as a very important factor for driving behavior, not only for compliance with rules but also in communication, decision making, reaching of objectives and striving for efficiency. Respect, professionalism and perseverance are the values that are the foundation of the Ericsson culture, guiding us in our daily work, how we relate to people and how we do business. Consequently, executive management makes communication and development of the Ericsson culture a key task in the management of the Company.

The organization is operated in two dimensions:

•	Legal entities: more than 200 companies in more than 100 countries.

•	Operational units: Group Functions (7), business units (3) and market units (23).

Group Functions

Group Functions coordinate the Company’s strategies, operations and resource allocation and define the necessary directives, processes and organization for the effective governance of the Group. By optimizing common processes, tools and the organization, the Group Functions drive operational excellence across the Company. The Group Functions are: Communication, Finance, Human Resources & Organization, Legal Affairs, Sales & Marketing, Strategy & Operational Excellence and Technology. The Group Functions also manage common units like Ericsson Research, IT and Shared Service Centers. The heads of Group Functions report to the CEO.

Business units

Business units are innovators, developers and suppliers of competitive, high-quality products, services and customer offerings. Business units define business and product strategies and, by optimizing the product development and supply operations, ensure high-quality and competitive solutions. Business units are responsible for the profitable growth and consolidated results within their respective areas. The business units reflect the product- and service structure of the business: Networks, Global Services and Multimedia. Business unit heads report to the CEO.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Market units

Market units are marketing and sales channels and the Company’s representatives in the local market environment. Market units define customer strategies and, by building excellent relations with customers and local authorities, drive business growth. They manage the complete customer relations ranging from marketing to after-sales and support activities. Heads of market units report to the CEO directly or via a selected member of the Group Management Team.

Efficiency and coordination

Each of the business and market units is supported by an internal steering group. A steering group is chaired by an appointed member of the Group Management Team who reports to the CEO. The chairman selects the participation in the internal steering group to best support the specific needs of the unit.

Joint ventures

In certain areas, the Company has chosen to work with joint venture partners. The mobile handset partnership with SONY Corporation in Sony Ericsson Mobile Communications has been in operation since 2001. During the year, the Company signed a joint venture agreement with STMicroelectronics for mobile platform technology and wireless semiconductors.

Company management

As defined in the Swedish Companies Act and outlined in further detail in the work procedure of the Board of Directors, the CEO is managing the Company’s daily operations. The CEO and his appointed Group Function heads have implemented a management system to ensure that the business is managed:

•	So that the objectives of Ericsson’s major stakeholders (customers, shareholders, employees) are fulfilled.

•	Within established risk limits and with good internal control.

•	So that the Company is compliant with applicable laws, listing requirements and governance codes and fulfills is corporate social responsibilities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

The Ericsson Group Management System

The Ericsson Group Management System comprises three elements:

•	Management and control elements, i.e. objective setting and strategy formulation, and steering documents, such as policies and directives.

•	Operational processes and IT tools.

•	Organization and corporate culture.

Ericsson is ISO 9001 certified. The management system is an important foundation and it is continuously evaluated and improved in accordance with the ISO requirements.

Management and control

Ericsson uses balanced scorecards as a tool for translating strategic objectives into a set of performance indicators for its operating units focusing primarily on: market and customer performance, competitive position, internal efficiency, financial performance and employee satisfaction and empowerment. Based on the Company’s annual strategy work, these scorecards are updated with targets for each unit for the next year and communicated throughout the organization. The balanced scorecard is also used as a management tool to align operating unit goals and personal goals to Company goals, follow up progress towards goals and monitor identified risks.

Group-wide policies and directives govern how the organization works and include important areas, such as a code of business ethics, policies on roles and responsibilities, segregation of duties, capital expenditures, management of intellectual property rights, financial reporting, environmental matters, and risk management.

Processes and IT tools

As a leading vendor, Ericsson tries to utilize its possible competitive advantages through scale of operations and therefore has implemented common processes and IT tools across all its operating units. Through management and continuous improvement of these processes and IT tools, Ericsson reduces cost through standardized operational internal controls and performance indicators.

Risk management

We broadly categorize risks into operational and financial risks. Our risk management is based on the following principles, which apply universally across all business activities and risk types:

•	Risk management is an integrated part of the Ericsson Group Management System.

•

Each operational unit is accountable for owning and managing its risks according to policies, directives and process tools, with decisions made or escalated according to a well-defined delegation of authority. Financial risks are coordinated through our group function Finance.

•

Risks are dealt with on three levels: in the strategy process, in the annual planning and target setting, and in the operational processes by transaction (customer bid/contract, acquisition, investment, product development project). They are subject to various process controls such as decision tollgates and approvals.

A central security unit coordinates management of certain risks, such as: business interruption, information security/IT and physical security. A Crisis Management Council deals with ad-hoc events of a serious nature.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

MEMBERS OF THE GROUP MANAGEMENT TEAM

Carl-Henric Svanberg

President and CEO and member of the Board of Directors (since 2003)

Born 1952, Master of Science, Linköping Institute of Technology, Bachelor of Science in Business Administration, University of Uppsala. Carl-Henric Svanberg holds honorary doctorates at Luleå University of Technology, Sweden, and Linköping University of Technology, Sweden. Chairman: Sony Ericsson Mobile Communications AB. Board member: The Confederation of Swedish Enterprise, Melker Schörling AB and University of Uppsala. Holdings in Ericsson1): 3,202,528 Class B shares.

Background: President and CEO of Assa Abloy AB (1994–2003). Various positions within Securitas AB (1986–1994) and ABB Group (1977–1985).

Hans Vestberg

First Executive Vice President and Chief Financial Officer and Head of Group Function Finance (since October 2007)

Born 1965, Bachelor in Business Administration, University of Uppsala. Board member: Sony Ericsson Mobile Communications AB, Svenska Handbollsförbundet. Holdings in Ericsson1): 18,920 Class B shares.

Background: Prior to these positions Hans Vestberg was Executive Vice President and Head of Business Unit Global Services (up to December 31, 2007) Hans Vestberg has held various positions in the Company since 1988, including Vice President and Head of Market Unit Mexico and Head of Finance and Control in USA, Brazil and Chile.

Bert Nordberg

Executive Vice President and Chairman of Redback and Entrisphere (since 2008)

Born 1956, Degree in Electronic Engineering, Malmö, Engineer in the Marines, Berga, university courses in International Management, Marketing and Finance, INSEAD, France. Board Chairman: Litos Repro i Malmö AB. Holdings in Ericsson1): 22,482 Class B shares.

Background: Prior to assuming this position, Bert Nordberg was Executive Vice President and Head of Group Function Sales and Marketing (since 2004) and held other various positions within Ericsson.

Johan Wibergh

Senior Vice President and Head of Business Unit Networks (since 2008)

Born 1963. Master of Computer Science, Linköping Institute of Technology. Holdings in Ericsson1): 8,555 Class B shares.

Background: Prior to assuming this position, Johan Wibergh was President of Ericsson Brazil. Other former experience includes President of Market Unit Nordic and Baltics, Vice President and Head of Sales at Business Unit Global Services.

1)	The number of Class B shares (and Class A shares, if applicable) includes holdings by related natural or legal persons. Options and matching rights are reported in Notes to the Consolidated Financial Statements—Note C29, “Information Regarding Employees, Members of the Board of Directors and Management” in the Annual Report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Jan Frykhammar

Senior Vice President and Head of Business Unit Global Services (since 2008)

Born 1965. Bachelor of Business Administration and Economics, University of Uppsala. Holdings in Ericsson1): 906 Class B shares.

Background: Prior to assuming this position, Jan Frykhammar was Head of Sales and Business Control in Business Unit Global Services, CFO in North America and Vice President, Finance and Commercial within the Global Customer Account Vodafone.

Jan Wäreby

Senior Vice President and Head of Business Unit Multimedia (since 2007)

Born 1956, Master of Science, Chalmers University, Göteborg. Board member: Sony Ericsson Mobile Communications AB. Holdings in Ericsson1): 37,698 Class B shares.

Background: From 2002 to 2006, Jan Wäreby was Executive Vice President and Head of Sales and Marketing for Sony Ericsson Mobile Communications.

Carl Olof Blomqvist

Senior Vice President, General Counsel and Head of Group Function Legal Affairs (since 1999)

Born 1951, Master of Law, LLM, University of Uppsala. Holdings in Ericsson1): 1,216 Class A shares and 24,911 Class B shares.

Background: Prior to assuming this position, Carl Olof Blomqvist was a partner of Mannheimer Swartling law firm.

Håkan Eriksson

Senior Vice President, Chief Technology Officer and Head of Group Function Technology (since 2007)

Born 1961, Master of Science and Honorary Ph D, Linköping Institute of Technology. Board member: Linköping University and Anoto. Holdings in Ericsson1): 18,618 Class B shares.

Background: Prior to assuming this position, Håkan Eriksson was Senior Vice President and Head of Research and Development. He has held various positions within Ericsson since 1986.

Marita Hellberg

Senior Vice President and Head of Group Function Human Resources and Organization (since 2003)

Born 1955, Bachelor of Human Resources Management, Stockholm University, Advanced Management Program, Cedep, France. Board member: Utbildningsradion. Holdings in Ericsson1): 23,325 Class B shares.

Background: Prior to assuming this position, Marita Hellberg was Senior Vice President of Human Resources of the NCC Group.

1)	The number of Class B shares (and Class A shares, if applicable) includes holdings by related natural or legal persons. Options and matching rights are reported in Notes to the Consolidated Financial Statements—Note C29, “Information Regarding Employees, Members of the Board of Directors and Management” in the Annual Report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Torbjörn Possne

Senior Vice President and Head of Group Function Sales and Marketing (since 2008)

Born 1953. Master of Science, Royal Institute of Technology, Stockholm. Holdings in Ericsson1): 16,586 Class B shares.

Background: Prior to assuming this position, Torbjörn Possne was Head of Market Unit Northern Europe and Global Customer Account Deutsche Telekom and also held other various positions within Ericsson.

Henry Sténson

Senior Vice President and Head of Group Function Communications (since 2002)

Born 1955, Studied law, sociology and political science, Linköping University and at the Swedish War Academy, Karlberg, Stockholm. Board member: Stronghold and the Stockholm Chamber of Commerce. Holdings in Ericsson1): 17,403 Class B shares.

Background: Prior to assuming this position, Henry Sténson was Head of SAS Group Communication.

Joakim Westh

Senior Vice President and Head of Group Function Strategy and Operational Excellence (since 2007)

Born 1961, Master of Science, Royal Institute of Technology, Stockholm, Master of Science within Aeronautics and Astronautics, MIT, Boston, USA. Board chairman: Absolent AB. Board member: VKR Holding A/S. Holdings in Ericsson1): 35,646 Class B shares.

Background: Prior to assuming this position, Joakim Westh was Senior Vice President and Head of Group Function Operational Excellence. Member of Assa Abloy Executive Management Team. Before this, Joakim Westh was a partner with McKinsey & Co. Inc.

Up to June 30, 2008 Kurt Jofs, former Executive Vice President and Head of Business Unit Networks and Björn Olsson, former Executive Vice President and Deputy Head of Business Unit Networks were members of the Group Management Team of the Company.

AUDITORS

Ericsson’s external independent auditors are elected by the shareholders at the Annual General Meeting for a period of four years. The auditors report to the shareholders at Shareholders’ Meetings.

The auditors:

•	Update the Board of Directors regarding the planning, scope and content of the annual audit.

•	Examine the year-end financial statements and report findings to assess accuracy and completeness of the accounts and adherence to accounting procedures and principles.

•

Advise the Board of Directors of additional services performed (non-auditing), the consideration paid and other issues that are needed to determine the auditors’ independence. For further information on the contacts between the Board and the auditors, please see “Work of the Board of Directors” earlier in the report.

1)	The number of Class B shares (and Class A shares, if applicable) includes holdings by related natural or legal persons. Options and matching rights are reported in Notes to the Consolidated Financial Statements—Note C29, “Information Regarding Employees, Members of the Board of Directors and Management” in the Annual Report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

All Ericsson’s quarterly reports are reviewed by the auditors.

Statutory auditors

PricewaterhouseCoopers AB was elected at the Annual General Meeting 2007 for a period of four years until the close of the Annual General Meeting 2011.

PricewaterhouseCoopers AB has appointed Bo Hjalmarsson, Authorized Public Accountant, to serve as auditor in charge. Bo Hjalmarsson is also auditor in charge at other large companies such as Eniro, Sony Ericsson Mobile Communications, Lundin Petroleum, Vostok Nafta, Vostok Gas and Duni.

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

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee makes recommendations to the Board of Directors regarding the auditors’ performance and submits recommendations regarding auditor’s fees to the Nomination Committee. It reviews the scope and execution of audits performed (external and internal) and analyzes the result and the cost.

The Audit Committee has established pre-approval policies and procedures for services other than audits performed by the external auditors. For other matters, an auditor submits an application to the CFO. If supported by the CFO, the application is presented to the Audit Committee for final approval.

Pre-approval authority may not be delegated to management. The policies and procedures include a list of prohibited services. Such services fall into two broad headings:

•

General pre-approval services can be pre-approved by the Audit Committee without consideration to specific case-by-case service. Tax, transaction, risk management, corporate finance, attestation and accounting services and general services have received a general pre-approval of the Audit Committee, provided that the estimated fee level for the project does not exceed SEK 1 million. The external auditors must advise the Audit Committee of services rendered under the general pre-approval policy.

•

Specific pre-approval—all other audit-related, tax and other services must receive specific pre-approval. The Audit Committee Chairman has the delegated authority for specific pre-approval, provided service fees do not exceed SEK 2.5 million. The Chairman reports any pre-approval decisions to the Audit Committee at its scheduled meetings.

DISCLOSURE CONTROLS AND PROCEDURES

Ericsson has controls and procedures in place to make sure that information to be disclosed under the Securities Exchange Act of 1934, and under Ericsson’s agreements with NASDAQ OMX Stockholm and NASDAQ, is done so on time, and that such information is provided to management, including the CEO and CFO, so that timely decisions can be made regarding required disclosure.

To assist managers in fulfilling their responsibility with regard to disclosures made by the Company to its security holders and the investment community, a Disclosure Committee was established in 2003. One of the main tasks of the Disclosure Committee is to monitor the integrity and effectiveness of the Company’s disclosure controls and procedures.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Ericsson also has investments in certain entities that we do not control or manage. Our disclosure controls and procedures with respect to such entities are substantially more limited than those we maintain with respect to our subsidiaries.

During the year, management, with the participation of Ericsson’s President and CEO and CFO, supervised and participated in an evaluation of the effectiveness of our disclosure controls and procedures. As a result, Ericsson’s President and CEO and CFO concluded that the disclosure controls and procedures were effective at a reasonable assurance level.

There were no changes to our internal control over financial reporting during the period covered by the Annual Report 2008 that have materially affected, or are likely to materially affect, our internal control over financial reporting.

ERICSSON’S DISCLOSURE POLICIES

Ericsson’s financial disclosure policies are designed to facilitate transparent, informative and consistent communication with the investment community on a fair and equal basis, which will reflect in a fair market value for Ericsson shares. We want our shareholders and potential investors to have a good understanding of how our Company works, our operational performance, our prospects and the risks we face that jeopardize the fulfilment of our opportunities.

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

INDEPENDENCE REQUIREMENTS

The Ericsson Board of Directors is subject to, and complies with, a variety of independence requirements. However, it has sought and received exemptions from certain Sarbanes-Oxley Act and NASDAQ requirements, including those that are contrary to Swedish Law, see “NASDAQ Corporate Governance Exemptions”.

Listing requirements of NASDAQ OMX Stockholm

•	No more than one member of the board elected by the shareholders may work as a senior executive in the company or its subsidiaries.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

•	The majority of the directors elected by the shareholders’ meetings must be independent of the company and its management.

•

At least two of the directors who are independent of the company and its management must also be independent of the company’s major shareholders. One of these directors must be experienced in requirements placed on a listed company.

The Swedish Code of Corporate Governance

Independence requirements on the board of directors (excluding employee representatives):

•	No more than one member of the board elected by the shareholders may work as a senior executive in the company or its subsidiaries.

•	A majority of the directors elected by the shareholders’ meetings must be independent of the company and its management.

•	At least two of the directors who are independent of the company and its management must also be independent of the company’s major shareholders.

Independence requirements on the Audit Committee:

•	The majority of Audit Committee members must be independent of the company and senior management.

•	At least one member of the committee must be independent of the company’s major shareholders.

•	A board member who is part of senior management may not be a member of the audit committee.

Independence requirements on the remuneration committee:

•	Committee members must be independent of the company and the senior management.

The NASDAQ Marketplace Rules

Independence requirements on the board of directors:

•	A majority of the members of the board of directors must be independent within the meaning of the NASDAQ rules.

Ericsson has obtained an exemption from NASDAQ allowing employee representative directors to be exempt from NASDAQ’s independence requirements.

Sarbanes-Oxley Act of 2002 and corresponding NASDAQ rules

Independence requirements on the audit committee:

•	All members of the audit committee must be independent within the meaning of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 includes a specific exemption for non-executive employee representatives.

NASDAQ Corporate Governance Exemptions

Pursuant to a 2005 amendment to NASDAQ’s Marketplace Rules, foreign private issuers such as Ericsson may follow home-country practice in lieu of certain NASDAQ corporate governance requirements.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

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

INTERNAL CONTROL OVER FINANCIAL REPORTING FOR THE YEAR 2008

This section has been prepared in accordance with the Swedish Code of Corporate Governance, section 10.5, and is thereby limited to internal control over financial reporting.

Since the Company is listed in the United States, the requirements for establishing and maintaining internal controls over financial reporting and for management to report on its assessment of the effectiveness of internal controls over financial reporting, outlined in the Sarbanes-Oxley Act (SOX) apply. The Company has implemented detailed controls, documentation and testing procedures in accordance with the COSO framework for internal control, issued by the Committee of Sponsoring Organizations of the Treadway Commission, to ensure compliance with SOX. Management’s internal control report according to SOX will be included in Ericsson’s Annual Report on Form 20-F, which will be filed with the SEC in the United States. During 2008, the Company has continued to work with the improvement in design and execution of its financial reporting controls.

Internal control over financial reporting

Ericsson has integrated risk management and internal control into its business processes. As defined in the COSO framework, components of internal control are a control environment, risk assessment, control activities, information and communication and monitoring.

Control environment

The Company’s internal control structure is based on the division of labor between the Board of Directors and its Committees and the President and CEO and the Company has implemented a management system that is based on:

•	The Company’s organization and mode of operations, with well-defined roles and responsibilities and delegations of authority.

•	Steering documents, such as policies and directives, and a Code of Business Ethics.

•	Several well-defined processes for planning, operations and support.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

The most essential parts of the control environment relative to financial reporting are included in steering documents and processes for accounting and financial reporting. These steering documents are updated regularly to include, among other things, changes to laws, financial reporting standards and listing requirements, such as IFRS and SOX. The processes include specific controls to be performed to ensure high-quality reports.

Risk assessment

Risks related to financial reporting include fraud and loss or embezzlement of assets, undue favorable treatment of counter-parties at the expense of the Company. Other risks of material misstatements in the financial statements can occur in relation to recognition and measurement of assets, liabilities, revenue and cost or insufficient disclosure. Identified types of risks are mitigated through segregation of duties in the Company’s business processes and through appropriate delegation of authority, requiring specific approval of material transactions. Accounting and financial reporting policies and directives cover areas of particular significance to support correct accounting, reporting and disclosure.

Control activities

The Company’s business processes include financial controls regarding the approval and accounting of business transactions. The financial closing and reporting process has controls for recognition, measurement and disclosure, including the application of critical accounting policies and estimates, for individual subsidiaries and in the consolidated accounts. All legal entities, business units and market units in Ericsson have their own dedicated controller functions which participate in the planning and evaluation of each unit’s performance. Regular analysis of the financial results for their respective units cover the significant elements of assets, liabilities, revenues, costs and cash flow. Together with analysis of the consolidated financial statements performed at Group level, this important element of internal control ensures that the financial reports do not contain material errors.

For external financial reporting purposes, additional controls performed by a Disclosure Committee established by Company management ensure that all disclosure requirements are fulfilled.

The Company has implemented controls to ensure that the financial reports are prepared in accordance with its internal accounting and reporting policies and IFRS as well as with relevant listing regulations. To ensure that the Company’s CEO and CFO can assess the effectiveness of the controls in a way that is compliant with SOX. The Company also maintains detailed documentation on internal controls related to accounting and financial reporting, as well as records on the monitoring of the execution and results of such controls. A review of materiality levels related to the financial reports has resulted in the implementation of detailed process controls and documentation in almost all subsidiaries. Ericsson has also implemented overall entity-wide controls in all subsidiaries related to the control environment and compliance with the policies and directives related to financial reporting. To ensure efficient and standardized accounting and reporting processes, the Company has established several shared services centers, performing accounting and financial reporting services for subsidiaries based on a common IT platform with a common chart of account and common master data.

Information and communication

The Company’s information and communication channels support completeness and correctness of financial reporting, by making internal process instructions and policies regarding accounting and financial reporting accessible to all employees concerned and through regular updates and briefing documents regarding changes in accounting policies and reporting and disclosure requirements.

Subsidiaries and operating units make regular financial and management reports to internal steering groups and Company management, including analysis and comments on financial performance and risks. The Board of

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Directors receives financial reports monthly. The Audit Committee of the Board has established a “whistle blower” procedure for reporting violations in accounting, internal controls and auditing matters.

Monitoring

The Company’s financial performance is reviewed at each Board meeting. The committees of the Board fulfill important monitoring functions regarding remuneration, borrowing, investments, customer finance, cash management, financial reporting and internal control. The Audit Committee and the Board of Directors review all interim and annual financial reports before they are released to the market. The Audit Committee also receives regular reports from the external auditors. The Audit Committee follows up on any actions taken to improve or modify controls.

The Company’s process for financial reporting is reviewed annually by management and forms a basis for evaluating the internal management system and internal steering documents to ensure that they cover all significant areas related to financial reporting. The shared service center management continuously monitors the accounting quality through a set of performance indicators. Compliance with policies and directives is monitored through annual self-assessments and representation letters from heads and controllers in all subsidiaries as well as from business units and market units. The Company’s internal audit function, which reports to the Audit Committee, performs independent audits.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

UNCERTAINTIES IN THE FUTURE

Some of the information provided in this material is or may contain forward-looking information such as statements about expectations, assumptions about future market conditions, projections or other characterizations of future events. The words “believe”, “expect”, “anticipate”, “intend”, “may”, “plan”, the negative of such terms, and similar expressions are intended to identify these statements. Although we believe that the expectations reflected in these and other forward-looking statements are reasonable, we can give no assurance that these expectations will prove to be correct and actual results may differ materially. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law or stock exchange regulation. We advise you that Ericsson is subject to risks both specific to our industry and specific to our company that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, changing conditions in the telecommunications industry, political economic and regulatory developments in our markets, our management’s ability to develop and execute a successful strategy, various financial risks such as interest rate changes and exchange rate changes, erosion of our market position, structure and financial strength of our customer base, our credit ratings, product development risks, supply constraints, and our ability to recruit and retain quality staff.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Ericsson’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Ericsson’s internal control system related to financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Although the purpose of internal control systems is to enable risks to be optimally managed, all internal control systems, no matter how well designed, have inherent limitations which may result in that misstatements are not prevented or detected. Therefore, even systems determined to be effective can provide only reasonable assurance with respect to the reliability of financial statement preparation and presentation.

Ericsson’s management assessed the effectiveness of Ericsson’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth in “Internal Control—Integrated Framework”, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2008, Ericsson’s internal control over financial reporting was effective. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, has been audited by PricewaterhouseCoopers AB, an independent registered public accounting firm. PricewaterhouseCoopers AB has issued an attestation report on Ericsson’s internal control over financial reporting, which appears on page 40.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

SUPPLEMENTAL INFORMATION

The following information is provided for purposes of complying with certain requirements of Form 20-F which are not satisfied in full by the information in the Swedish Annual Report.

Exchange rates

The following tables provide information with respect to the exchange rate for SEK per USD 1.00, based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate of April 24, 2009, was SEK 8.0830 per USD 1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31	Average
2004	7.3320
2005	7.5170
2006	7.3098
2007	6.7232
2008	6.6424

Month	High	Low
September 2008	6.9459	6.5066
October 2008	8.0805	6.9107
November 2008	8.4380	7.5957
December 2008	8.4858	7.6754
January 2009	8.3951	7.7658
February 2009	9.0240	7.9905
March 2009	9.2863	7.9558

We describe the effects of exchange rate fluctuations on our business in the Board of Directors’ Report under the heading “Risk Management” and in the Notes to the Consolidated Financial Statements—Note C20, “Financial Risk Management and Financial Instruments.”

OPERATING RESULTS

Years ended December 31, 2007 and 2008

Please refer to Board of Directors’ Report.

Years ended December 31, 2006 and 2007

Net Sales

Consolidated

Consolidated net sales increased by SEK 4 percent, to SEK 187.8 billion in 2007 from SEK 179.8 billion in 2006, driven by higher professional services sales. Acquisitions contributed an estimated 1.5 percentage points. With the average USD exchange rate some 9 percent lower, fluctuations in foreign exchange rates had a rather significant negative effect on reported sales as approximately 50 percent of sales were USD related.

Primary Segments

Ericsson has reorganized its operating structure as from January 1, 2007. The following segment information is restated accordingly.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Networks

Net sales in segment Networks increased by 1 percent, to SEK 129.0 billion in 2007 from SEK 127.5 billion in 2006. Mobile network buildouts, especially in emerging markets, represented the majority of sales. Sales of related network rollout services grew 13 percent to SEK 18.5 billion during 2007, reflecting increased demand for turnkey project and a larger market share in mobile systems. The Company reported mobile systems sales growth of 3 percent; however, using constant currencies, management estimates that such sales grew by approximately 9 percent.

Professional Services

Net Sales in segment Professional Services increased by 16 percent during 2007, to SEK 42.9 billion in 2007 from SEK 36.8 billion in 2006. Growth measured in local currencies amounted to 19 percent compared with an estimated marked growth of some 12-14 percent. Managed services sales grew by 28 percent to 12.2 (9.5) billion, as the Company continued to win contracts for network operations and hosting services.

Multimedia

Net sales in segment Multimedia increased by 14 percent during 2007, to SEK 15.9 billion in 2007 from SEK 13.9 billion in 2006 mainly driven by acquisitions. Organic growth was 2 percent and reflects a challenging comparison to prior years’s results.

Phones

Since the transfer of the operation of the Phones segment to Sony Ericsson Mobile Communications, on October 1, 2001, net sales are not reported for this segment.

Secondary Segments

The following regions increased their sales: Asia Pacific sales by 14 percent, Latin America by 12 percent and Central and Eastern Europe, Middle East and Africa by 5 percent. North America and Western Europe decreased their sales by -15 percent and -1 percent respectively.

Margins and operating expenses

The gross margin was 39.3 percent in 2007 compared to 41.7 percent in 2006.

Operating expenses in 2007 were SEK 52.0 billion compared to SEK 49.0 billion in 2006. Operating expenses, measured as a percentage, increased from 27.2 percent in 2006 to 27.7 percent in 2007.

Research and development and other technical expenses increased by SEK 1.3 billion, or 5 percent, to SEK 28.8 billion in 2007 compared with SEK 27.5 billion in 2006.

Selling and administrative expenses increased by SEK 1.8 billion, or 8 percent, to SEK 23.2 billion in 2007, compared with SEK 21.4 billion in 2006.

Other operating income and expenses decreased to SEK 1.7 billion in 2007 compared with SEK 3.9 billion in 2006.

Share in earnings of joint ventures and associated companies before tax increased by SEK 1.3 billion, mainly due to a larger contribution from Sony Ericsson Mobile Communications. Ericsson’s 50 percent share in earning of the joint venture before tax increased from SEK 5.9 billion in 2006 to 7.2 billion in 2007.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Operating Income decreased by SEK 5.2 billion, from SEK 35.8 billion in 2006 to SEK 30.6 billion in 2007.

Operating margin in 2007 was 16.3 percent compared to 19.9 percent in 2006. Excluding Sony Ericsson the margin was 12.5 percent in 2007 compared to 16.7 percent in 2006. The operating margin was lower as a result of Network’s gross margin facing unexpected pressure during the second half of the year. Professional Services operating margins were stable at 15 percent in 2007 compared to 14 percent in 2006 even with the strong sales growth of managed services. Multimedia showed results over the year and in general is performing at a break-even level despite the large investments in IPTV and IMS.

Financial net decreased slightly from SEK 0.2 billion in 2006 to SEK 0.1 billion in 2007.

Income after financial items decreased from SEK 36.0 billion in 2006 to SEK 30.7 billion in 2007.

Tax cost was SEK 8.6 billion in 2007 compared with SEK 9.6 billion in 2006. The effective tax rate was 28.0 percent in 2007.

Deferred tax assets decreased by SEK 1.9 billion from SEK 13.6 billion in 2006 to SEK 11.7 billion in 2007. This is due to utilization of tax loss carryforwards and timing differences.

Net income attributable to minority interest after taxes was SEK 0.3 billion in 2007, compared to SEK 0.2 billion in 2006.

As a result principally of the above factors, the net income decreased by SEK 4.3 billion from SEK 26.4 billion in 2006 to SEK 22.1 billion in 2007. Diluted earnings per share were SEK 6.84 in 2007 compared to SEK 8.23 in 2006.

Cash Flow

Cash flow from operating activities was SEK 19.2 billion in 2007 compared to SEK 18.5 billion in 2006, of which SEK 12 billion in 2007 compared to SEK 11 billion in 2006 was generated in the fourth quarter. The strong ending of 2007 is mainly due to the decrease in working capital as a result of a high completion rate for turnkey projects.

Cash Flow from investing activities was SEK -27.5 billion in 2007 compared to SEK -14.9 billion in 2006 of which SEK -26.3 billion was used for acquisitions compared to SEK-18.1 billion in 2006.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Share Capital, Increases of Share Capital and Preferential Rights of Shareholders

The Articles of Association of Ericsson provide that the share capital of the Company may not be less than SEK 6,000 million nor more than SEK 24,000 million, and that the number of shares in the Company shall amount to no less than 3,000,000,000 and no more than 12,000,000,000. The registered share capital is SEK 16,231,758,678 and the Company has in total issued SEK 3,246,351,735 shares.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

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

Where the registered holder is a nominee, the nominee receives, for the account of the beneficial owner, dividends and, on issues of shares with preferential rights for the shareholders, shares, as well as rights. Dividends are remitted in a single payment to the nominee who is responsible for the distribution of such dividends to the beneficial owner. A similar procedure is adopted for share issues. Specific authority to act as a nominee must be obtained from VPC. The nominee must issue a public report to Euroclear every third month, listing all beneficial holders of more than 500 shares. VPC is required to keep a register with regard to any holding on behalf of a single beneficial owner in excess of 500 shares in any one company. This list must reveal the names of the beneficial owner and must be open to public inspection.

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

A shareholder may attend and vote at the meeting in person or by proxy. Proxies are not valid for longer than a year from the date of issuance. Any shareholder wishing to attend a general meeting must notify us no later than on the day specified in the notice, preferably before 4:00 p.m. (CET). We are required to accept all notifications of attendance received at least five business days (Saturdays normally included) prior to the meeting. A person designated in the register as a nominee (including the depositary of the ADSs) is not entitled to vote at a general meeting, nor is a beneficial owner whose share is registered in the name of a nominee (including the depositary of the ADSs) unless the beneficial owner first arranges to have such owner’s own name entered in the register of shareholders maintained by Euroclear no later than the designated record day.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

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

F    a resolution to reduce the outstanding share capital requires a two-thirds majority of votes cast at the meeting as well as two-thirds of the shares represented at the meeting. In case there are several classes of shares in a company, the above described majority requirement shall apply also within each share class represented at the meeting and for which the rights of the shares are adversely affected; and

G    a resolution to approve a merger requires a two-thirds majority of the votes cast at the meeting and two-thirds of the shares represented at the meeting (however, under certain circumstances a higher majority is required).

At a general meeting of shareholders, a shareholder or proxy for one or more shareholders may cast full number of votes represented by the holder’s shares.

Purchase of Own Shares

A Swedish public limited liability company whose shares are traded on a regulated market place within the European Economic Area (“EEA”) or a market place comparable to a regulated market place outside the EEA is entitled to purchase its own shares under certain conditions. A purchase by us of our own shares may take place only if (a) the purchase has been decided upon by a general meeting of shareholders or the Board has been authorized by a general meeting of shareholders, in both cases by a two thirds majority of votes cast at the meeting as well as two-thirds of the shares present or represented at the meeting, (b) the purchase is effected on a regulated market place within the EEA or a market place comparable to a regulated market place outside the EEA (in the latter case with the approval of the Swedish Financial Supervisory Authority the “SFSA”) or pursuant to an offer to all shareholders or holders of a specific class of shares, (c) the Company’s restricted equity will still be fully covered and the purchase is justifiable taken into account the type of business activities of the Company and the group, their scope and risks related thereto and the Company’s and the group’s need for financial resources, its liquidity and position, and (d) we and our subsidiaries do not hold or, as a result of purchase, will not hold in excess of 10 percent of all our outstanding shares. As of December 31, 2008, the Company held an aggregate of 61,066,067 treasury stock of Class B shares.

Investment Restrictions

There are no limitations imposed by Swedish law or by our Articles of Association in respect of the rights of non-residents or foreign persons to purchase, own or sell securities issued by us.

There are, however, certain flagging and ownership examination rules that apply, irrespective of nationality.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Pursuant to the Swedish Financial Instruments Trading Act any change in a holding of shares, depository receipts with voting rights or financial instruments that entitle the holder to acquire shares in issue in a Swedish limited liability company whose shares are admitted for trading on a regulated market place within the EEA shall be reported by the holder to the company and the SFSA, where the change entails that the holder’s portion of all shares or votes in the company reaches, exceeds or falls below any of the limits of 5, 10, 15, 20, 25, 30, 50, 66 2/3 or 90 per cent. Such a change should, as a main rule, be reported not later than the trading day following the day on which the party with a duty to report has entered into an agreement for the acquisition or transfer of shares or any other change to the shareholding has occurred.

In addition, the Act on Reporting Obligations Regarding Certain Holdings of Financial Instruments requires, among other things, certain individuals who own shares representing 10 percent or more of the share capital or the voting rights in a Swedish public limited liability company whose shares are traded on a regulated market within the EEA to report such ownership to the SFSA, which keeps a public register based on the information contained in such reports, and also to report any changes in such ownership within five business days.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

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

Subject to certain limitations, you will generally be entitled to receive credit against your United States federal income tax liability (or a deduction against your United States federal taxable income) with respect to any Swedish tax withheld in accordance with the U.S. Tax Treaty and paid over to Sweden. If a refund of the tax

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

withheld is available to you under the laws of Sweden or under the U.S. Tax Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your United States federal income tax liability (and will not be eligible for the deduction in computing your United States federal taxable income). For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, and will generally be treated as “passive category income” (or, in the case of certain holders, “general category income”).

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

Passive Foreign Investment Company Status

A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75 percent of its gross income is passive income or (b) at least 50 percent of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2008. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the value of our assets, as determined from time to time. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relevant provisions of the Code. You should consult your own tax advisors about the consequences of our classification as a PFIC.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

•

the amount allocated to each prior year, other than the current year and any taxable year prior to the first taxable year in which we were a PFIC, would be subject to tax at the highest applicable marginal tax rate in effect for each such year; and an interest charge would be imposed.

As an alternative to the special rules described above, holders of “marketable stock” in a PFIC may elect mark-to-market treatment with respect to their ADSs or Class B shares. ADSs or Class B shares will not be considered marketable stock unless they are regularly traded on a qualified exchange or other market. If the mark-to-market election is available and you elect mark-to-market treatment you will, in general, include as ordinary income each year an amount equal to the increase in value of your ADSs or Class B shares for that year (measured at the close of your taxable year) and will generally be allowed a deduction for any decrease in the value of your Class B shares for the year, but only to the extent of previously included mark-to-market income.

If you own ADSs or Class B shares during any year in which we are a PFIC, you are required to make an annual return on IRS Form 8621 regarding distributions received with respect to ADSs or Class B shares and any gain realized on the disposition of your ADSs or Class B shares.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

INVESTMENTS

The following listing shows certain shareholdings owned directly and indirectly by the Parent Company as of December 31, 2008. A complete listing of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Companies Registration Office (Bolagsverket), may be obtained upon request to: Telefonaktiebolaget LM Ericsson, External Reporting, SE-164 83 Stockholm, Sweden.

SHARES OWNED DIRECTLY BY THE PARENT COMPANY

Type	Company	Reg. No.	Domicile	Percentage of ownership		Par value in local currency, million	Carrying value, SEK million
Subsidiary companies
I	Ericsson AB	556056-6258	Sweden	100		50	20,645
I	Ericsson Shared Services AB	556251-3266	Sweden	100		361	2,216
I	Ericsson SverigeAB	556329-5657	Sweden	100		100	102
I	Netwise AB	556404-4286	Sweden	100		2	306
II	AB Aulis	556030-9899	Sweden	100		14	6
III	Ericsson Credit AB	556326-0552	Sweden	100		5	5
	Other (Sweden)			—		—	1,299
I	Ericsson Austria GmbH		Austria	100		4	665
I	Ericsson Denmark A/S		Denmark	100		90	216
I	Oy LM Ericsson Ab		Finland	100		13	196
II	Ericsson Participations France SAS		France	100		26	524
I	Ericsson GmbH		Germany	100		20	3,884
I	Ericsson JVD GmbH		Germany	100		—	104
I	Ericsson Hungary Ltd.		Hungary	100		1,301	120
II	LM Ericsson Holdings Ltd.		Ireland	100		2	15
I	Ericsson Telecomunicazioni S.p.A.		Italy	53	1)	23	3,151
II	Ericsson Holding International B.V.		The Netherlands	100		222	3,200
I	Ericsson A/S		Norway	100		156	237
II	TANDBERG Television ASA		Norway	100		161	1,788
I	Ericsson Corporatia AO		Russia	100		5	5
I	Ericsson AG		Switzerland	100		—	—
II	Ericsson Holding Ltd.		United Kingdom	100		328	4,094
	Other (Europe, excluding Sweden)			—		—	208
II	Ericsson Holding II Inc.		United States	100		2,817	28,956
I	Cía Ericsson S. A.C.I.		Argentina	12	2)	13	10
I	Ericsson Telecom S.A. de C.V.		Mexico	100		n/a	1,550
	Other (United States, Latin America)			—		—	59
II	Teleric Pty Ltd.		Australia	100		20	100
I	Ericsson Ltd.		China	100		2	2
I	Ericsson (China) Company Ltd.		China	100		65	475
I	Ericsson India Private Ltd.		India	100		725	147
I	Ericsson (Malaysia) Sdn. Bhd.		Malaysia	70		2	4
I	Ericsson Telecommunications Pte. Ltd.		Singapore	100		2	1
I	Ericsson Taiwan Ltd.		Taiwan	80		240	20
I	Ericsson (Thailand) Ltd.		Thailand	49	3)	90	17
	Other countries (the rest of the world)			—		—	244

	Total					—	74,571

Joint ventures and associated companies
I	Sony Ericsson Mobile Communications AB	556615-6658	Sweden	50		50	4,136
I	Ericsson Nikola Tesla d.d.		Croatia	49		65	330

	Total					—	4,466

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

SHARES OWNED BY SUBSIDIARY COMPANIES

Type	Company	Reg. No.	Domicile	Percentage of ownership
Subsidiary companies
I	Ericsson Network Technologies AB	556000-0365	Sweden	100
II	Ericsson Cables Holding AB	556044-9489	Sweden	100
I	Ericsson France SAS		France	100
I	LHS Telekommunikation GmbH & Co. KG		Germany	87.5
I	LM Ericsson Ltd.		Ireland	100
II	Ericsson Nederland B.V.		The Netherlands	100
I	Ericsson Telecommunicatie B.V.		The Netherlands	100
I	Ericsson España S.A.		Spain	100
I	Soluciones De Video Y Comunicationes Hache S.L.		Spain	100
I	Ericsson Telekomunikasyon A.S.		Turkey	100
I	Ericsson Ltd.		United Kingdom	100
I	Ericsson Canada Inc.		Canada	100
I	Ericsson Inc.		United States	100
I	Ericsson IP Infrastructure Inc.		United States	100
I	Ericsson Amplified Technologies Inc.		United States	100
II	Drutt Corporation Inc.		United States	100
I	Entrisphere Inc.		United States	100
I	Redback Networks Inc.		United States	100
I	Ericsson Services de Telecomunicações Ltda.		Brazil	100
I	Ericsson Telecommunicações S.A.		Brazil	100
I	Ericsson Australia Pty. Ltd.		Australia	100
I	Ericsson (China) Communications Co. Ltd.		China	100
I	Nanjing Ericsson Panda Communication Co. Ltd.		China	51
I	Nippon Ericsson K.K.		Japan	100
I	Ericsson Communication Solutions Pte Ltd.		Singapore	100

Key to type of company

I	Manufacturing, distribution and development companies
II	Holding companies
III	Finance companies
1)	Through subsidiary holdings, total holdings amount to 100% of Ericsson Telecomunicazioni S.p.A.
2)	Through subsidiary holdings, total holdings amount to 100% of Cia Ericsson S.A.C.I.
3)	Through subsidiary holdings, total holdings amount to 100% of Ericsson (Thailand) Ltd.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

FINANCIAL TERMINOLOGY

Capital employed

Total assets less non-interest-bearing provisions and liabilities.

Capital turnover

Net sales divided by average Capital employed.

Cash conversion

Cash flow operating activities divided by net income reconciled to cash—expressed in percent.

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

Earnings per share

Basic earnings per share: profit or loss attributable to stockholders of the Parent Company divided by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share; the weighted average number or shares outstanding are adjusted for the effects of all dilutive potential ordinary shares.

EBITDA margin

Earnings Before Interest, Taxes, Depreciation and Amortization, divided by Net sales.

Equity ratio

Equity, expressed as a percentage of total assets.

Inventory turnover

Cost of Sales divided by average Inventory.

Net cash

Cash and cash equivalents plus short-term cash investments less interest-bearing liabilities and post-employment benefits.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

Payable days

The average balance of Trade payable at the beginning and at the end of the year divided by Cost of sales for the year, and multiplied by 365 days.

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

Stockholders’ equity per share

Stockholders’ equity divided by the number of shares outstanding at end of period, basic.

Trade receivables turnover

Net sales divided by average Trade receivables.

Value at Risk (VaR)

A statistical method that expresses the maximum potential loss that can arise with a certain degree of probability during a certain period of time.

Working capital

Current assets less current non-interest-bearing provisions and liabilities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

April 28, 2009

By:	/s/ ROLAND HAGMAN
Roland Hagman Vice President Group Function Financial Control

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General Counsel