Form 20-F
period 2009-12-31
ERICSSON LM TELEPHONE CO
filed 2010-04-21
CIK 717826

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2009

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

B shares (SEK 5.00 nominal value)	3,011,595,752
A shares (SEK 5.00 nominal value)	261,755,983
C shares (SEK 1.00 nominal value)	0

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP   ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒    Other  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☒    Item 18  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

FORM 20-F 2009 CROSS REFERENCE TABLE

Our Annual Report on Form 20-F consists of the Swedish Annual Report for 2009, with certain adjustments to comply with U.S. requirements, together with certain other information required by Form 20-F which is set forth under the heading Supplemental Information. The following cross reference table indicates where information required by Form 20-F may be found in this document.

Form 20-F Item Heading			Location in this document	Page Number
PART I
1	Identity of Directors, Senior Management and Advisers		Not applicable

2	Offer Statistics and Expected Timetable		Not applicable

3	Key Information
	A	Selected Financial Data	Five-Year Summary	10
	B	Capitalization and Indebtedness	Not applicable
	C	Reason for the Offer and Use of Proceeds	Not applicable
	D	Risk Factors	Risk Factors	142

4	Information on the Company
	A	History and Development of the Company	Board of Directors’ Report
			Business Drivers 2009	13
			Capital Expenditures (capex)	24
			Notes to the Consolidated Financial Statements
			Note C26 Business Combinations	119
			Note C32 Events After the Balance Sheet Date	140
			Information on the Company
			Company History and Development	167
			General Facts on the Company	170
	B	Business Overview	Board of Directors’ Report
			Sustainability and Corporate Responsibility	35
			Notes to the Consolidated Financial Statements
			Note C3 Segment Information	70
			Risk Factors	142
			Information on the Company
			Company History and Development	167
			Market Environment	171
			Segment Overview	173
			Supplemental Information
			Operating Results	219
	C	Organizational Structure	Information on the Company
			General Facts on the Company	170
			Supplemental Information
			Investments	232
	D	Property, Plants and Equipment	Information on the Company
			Sourcing, Manufacturing and Supply and Availability of Materials	175

i

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Form 20-F Item Heading			Location in this document	Page Number
			Notes to the Consolidated Financial Statements
			Note C11 Property, Plant and Equipment	84
			Note C27 Leasing	124
			Board of Directors’ Report
			Capital Expenditures (capex)	24

4A	Unresolved staff comments		Not applicable

5	Operating and Financial Review and Prospects
	A	Operating Results	Market Trends	159
			Board of Directors’ Report
			Business Results	25
			Supplemental Information
			Operating Results	219
			Restructuring in 2008 and 2009	221
			Notes to the Consolidated Financial Statements
			Note C1 Significant Accounting Policies	49
			Note C2 Critical Accounting Estimates and Judgments	66
			Note C20 Financial Risk Management and Financial Instruments	108
			Risk Factors	142
			Board of Directors’ Report
			Risk Management	37
	B	Liquidity and Capital Resources	Board of Directors’ Report
			Financial Position	20
			Cash Flow	23
			Capital Expenditures	24
			Risk Management	37
			Notes to the Consolidated Financial Statements
			Note C19 Interest-bearing Liabilities	107
			Note C20 Financial Risk Management and Financial Instruments	108
			Note C25 Statement of Cash Flows	117
	C	Research and Development, Patents and Licenses, etc	Five-Year Summary	10
			Board of Directors’ Report
			Financial Results of Operations	17
			Consolidated Balance Sheet	46
			Information on the Company
			Technology and Services Leadership	168
	D	Trend Information	Board of Directors’ Report
			Business Results	25
			Market Trends	159
	E	Off-Balance Sheet Arrangements	Board of Directors’ Report
			Sony Ericsson Borrowings Guaranteed	23
			Off Balance Sheet Arrangements	23

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Form 20-F Item Heading			Location in this document	Page Number
			Notes to the Consolidated Financial Statements
			Note C24 Contingent Liabilities	117
	F	Tabular Disclosure of Contractual Obligations	Board of Directors’ Report
			Material Contracts	33
			Notes to the Consolidated Financial Statements
			Note C33 Contractual Obligations	141

6	Directors, Senior Management and Employees
	A	Directors and Senior Management	Corporate Governance Report 2009
			Members of the Board of Directors	203
			Members of the Group Management Team	209
	B	Compensation	Board of Directors’ Report
			Corporate Governance	33
			Corporate Governance Report 2009
			Board of Directors	195
			Company Management	207
			Notes to the Consolidated Financial Statements
			Note C17 Post-Employment Benefits	98
			Note C29 Information Regarding Members of the Board of Directors, Management and Employees	126
	C	Board Practices	Corporate Governance Report 2009
			Board of Directors	195
			Members of the Board of Directors	203
			Members of the Group Management Team	209
			Notes to the Consolidated Financial Statements
			Note C29 Information Regarding Members of the Board of Directors, Management and Employees	126
	D	Employees	Five-Year Summary	10
			Board of Directors’ Report
			Financial Results of Operations	17
			Notes to the Consolidated Financial Statements
			Note C29 Information Regarding Members of the Board of Directors, Management and Employees	126
	E	Share Ownership	Share Information
			Shareholders	155
			Corporate Governance Report 2009
			Members of the Board of Directors	203
			Members of the Group Management Team	209

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Form 20-F Item Heading			Location in this document	Page Number
			Notes to the Consolidated Financial Statements
			Note C29 Information Regarding Members of the Board of Directors, Management and Employees	126

7	Major Shareholders and Related Party Transactions
	A	Major Shareholders	Share Information
			Shareholders	155
	B	Related Party Transactions	Notes to the Consolidated Financial Statements
			Note C30 Related Party Transactions	137
	C	Interests of Experts and Counsel	Not applicable

8	Financial Information
	A	Consolidated Statements and Other Financial Information	Consolidated Financial Statements	44
			Please see also Item 17 cross references
			Report of Independent Registered Public Accounting Firm	43
			Notes to the Consolidated Financial Statements
			Note C4 Net Sales	75
			Board of Directors’ Report
			Legal and Tax Proceedings	32
			Supplemental Information
			Dividends	222
	B	Significant Changes	Board of Directors’ Report
			Post-Closing Events	42
			Notes to the Consolidated Financial Statements
			Note C32 Events after the Balance Sheet Date	140
9	The Offer and Listing
	A	Offer and Listing Details	Share Information
			Offer and Listing Details	153
	B	Plan of Distribution	Not applicable
	C	Markets	Share Information
			Stock Exchange Trading	152
	D	Selling Shareholders	Not applicable
	E	Dilution	Not applicable
	F	Expenses of the Issue	Not applicable

10	Additional Information
	A	Share Capital	Not applicable
	B	Memorandum and Articles of Association	Supplemental Information
			Memorandum and Articles of Association	222
	C	Material Contracts	Board of Directors’ Report
			Material Contracts	33

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Form 20-F Item Heading			Location in this document	Page Number
			Notes to the Consolidated Financial Statements
			Note C33 Contractual Obligations	141
	D	Exchange Controls	Supplemental Information
			Exchange Controls	225
	E	Taxation	Supplemental Information
			Taxation	225
	F	Dividends and Paying Agents	Not applicable
	G	Statement by Experts	Not applicable
	H	Documents on Display	Information on the Company
			General Facts on the Company	170
	I	Subsidiary Information	Not applicable

11	Quantitative and Qualitative Disclosures About Market Risk
	A	Quantitative Information about Market Risk	Board of Directors’ Report
			Risk Management	209
			Notes to the Consolidated Financial Statements
			Note C20 Financial Risk Management and Financial Instruments	108
	B	Qualitative Information about Market Risk	Board of Directors’ Report
			Risk Management	209
			Notes to the Consolidated Financial Statements
			Note C20 Financial Risk Management and Financial Instruments	108
	C	Interim Periods	Not applicable
	D	Safe Harbor	Not applicable
	E	Small Business Issuers	Not applicable

12	Description of Securities Other than Equity Securities		Not applicable
	A	Debt Securities	Not applicable
	B	Warrants and Rights	Not applicable
	C	Other Securities	Not applicable
	D	American Depositary Shares	Supplemental Information
			Depositary Fees and Charges	230
PART II

13	Defaults, Dividend Arrearages and Delinquencies		Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable

15	Controls and Procedures
	A	Disclosure Controls and Procedures	Corporate Governance Report 2009
			Disclosure Controls and Procedures	214
	B	Management’s annual report on internal control over financial reporting	Management’s Report on Internal Control Over Financial Reporting	218

v

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Form 20-F Item Heading			Location in this document	Page Number
	C	Attestation report of the registered public accounting firm	Report of Independent Registered Public Accounting Firm	43
	D	Changes in internal control over financial reporting	Corporate Governance Report 2009
			Disclosure Controls and Procedures	214

16	Reserved
	A	Audit Committee Financial Expert	Corporate Governance Report 2009
			The Audit Committee	199
	B	Code of Ethics	Corporate Governance Report 2009
			An Ethical Business	191
	C	Principal Accountant Fees and Services	Notes to the Consolidated Financial Statements
			Note C31 Fees to Auditors	140
			Corporate Governance Report 2009
			Audit Committee Pre-Approval Policies and Procedures	200
	D	Exemptions from the Listing Standards for Audit Committees	Corporate Governance Report 2009
			Independence of the Directors	196
	E	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable
	F	Change in Registrant’s Certifying Accountant	Not applicable
	G	Corporate Governance	Corporate Governance Report 2009
			Independence of the Directors	196
			Supplemental Information
			Independence Requirements	230

PART III

17	Financial Statements		Consolidated Income Statement	44
			Consolidated Statement of Comprehensive Income	45
			Consolidated Balance Sheet	46
			Consolidated Statement of Cash Flows	47
			Consolidated Statement of Changes in Equity	48
			Notes to the Consolidated Financial Statements	49
			Report of Independent Registered Public Accounting Firm	43

18	Financial Statements		Not applicable

19	Exhibits
	Exhibit 1		Articles of Association
	Exhibit 2		Not applicable
	Exhibit 3		Not applicable
	Exhibit 4		Not applicable
	Exhibit 5		Not applicable
	Exhibit 6		Please see Notes to the Consolidated Financial Statements, Note C1 Significant Accounting Policies	49

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Form 20-F Item Heading	Location in this document	Page Number
Exhibit 7	For definitions of certain ratios used in this report, please see Financial Terminology	234
Exhibit 8	Please see Supplemental Information, Investments	232
Exhibit 9	Not applicable
Exhibit 10	Not applicable
Exhibit 11	Our Code of Business Ethics and Conduct is included on our web site at http://www.ericsson.com/ericsson/corporateresponsibility/employees/code_businessethics.shtml
Exhibit 12	302 Certifications
Exhibit 13	906 Certifications
Exhibit 14	Not applicable
Exhibit 15.1	Consent of Independent Registered Public Accounting Firm
Exhibit 15.2	Consolidated Financial Statements of Sony Ericsson Mobile Communications AB
Exhibit 15.3	Consent of Independent Registered Public Accounting Firm

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

2009 MILESTONES

JANUARY-MARCH

•

Verizon Wireless chose Ericsson as one of two primary suppliers to build its LTE network infrastructure. Verizon Wireless will be the first operator to offer commercial LTE services in the United States. Later in the year, Metro-PCS chose Ericsson as the sole supplier of its LTE network buildout. Both operators are new Ericsson customers.

•	China Unicom selected Ericsson to supply 3G networks and services for 15 Chinese provinces and to upgrade its GSM networks to support 2G/3G interoperability in 10 provinces.

•	The ST-Ericsson joint venture was launched as a leading supplier of semiconductors and platforms for mobile devices to four of the top five handset manufacturers.

•

With Ericsson as its partner for mobile learning, the BBC World Service Trust uses the creative power of media to reduce poverty and promote human rights in Bangladesh. The Financial Times reported that more than 300,000 people had already signed up to learn English over their mobile phones.

APRIL-JUNE

•

In the first agreement of its kind in Africa, leading mobile operator Zain awarded Ericsson the management responsibility for more than 4,000 sites across Nigeria, including network operations, field operations and business support systems.

•

In support of the initiative Caring for Climate of the UN Global Compact, Ericsson’s CEO Carl-Henric Svanberg addressed the UN Secretary General Ban-Ki Moon during the World Business Summit on Climate Change. The message was that a modernized telecommunications infrastructure can significantly contribute to the creation of a carbon-lean economy.

•

The world’s largest upgrade of a live mobile network was accomplished at a record pace for Vodafone Essar in India. Ericsson replaced more than 10,500 of the operator’s GSM radio sites in just 13 months, reaching a peak rate of one site every minute and without disrupting service to more than 13 million subscribers.

JULY-SEPTEMBER

•

Ericsson’s first major services contract in North America is also the world’s largest, valued at USD 4.5–5 billion over seven years. Operator Sprint and its 50 million customers benefit from Ericsson’s leadership and best-in-class economies of scale in network services.

•

Ericsson signed framework agreements worth USD 1.7 billion for 2G/3G mobile communication equipment and related services for 2009 with two major Chinese telecom operators: China Mobile and China Unicom.

•	All three telecom operators in China selected Ericsson to provide fixed broadband access to millions of consumers in nine provinces.

•

Ericsson was selected by AT&T as one of two domain suppliers of wireline access products and services. This breakthrough win for Ericsson in North America significantly accelerates AT&T’s ability to bring new broadband services to the market.

OCTOBER-DECEMBER

•

With the acquisition of Nortel’s CDMA and LTE business, Ericsson became the largest supplier of infrastructure and services in North America, based on Ericsson reported sales and publicly reported sales and estimated sales for Ericsson’s main competitors.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

•

Shipments of Ericsson’s mobile broadband modules almost reached 1.5 million units. Asus, the inventor of the netbook, started to use Ericsson’s embedded modules and Ericsson is now a supplier to 3 of the top 5 PC manufacturers.

•

Ericsson announced low-cost mobile broadband for the world’s three billion GSM subscribers through a software upgrade. The EDGE evolution upgrade lets people enjoy the benefits of 3G performance – a great opportunity in countries where the mobile phone is the most affordable way to access the internet.

•

Swedish TV network TV4 outsourced the operation of its nationwide playout services. Addressing the broadcasting industry substantially expands Ericsson’s opportunities—not only for managed services, but also for the multimedia product portfolio.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

2009 SNAPSHOT

THIS IS ERICSSON

Founded in 1876, Ericsson is a leading provider of communications networks, related services and multimedia solutions. Through our joint ventures ST-Ericsson and Sony Ericsson, we are also a major provider of handsets. Our experience building networks in more than 175 countries gives us unique customer and consumer insights, and our extensive portfolio of telecommunications solutions and intellectual property (patents) offer a true business advantage. We are committed to working with our customers and partners to expand the borders of telecommunications for the benefit of people everywhere.

Our operations have been divided into segments that create competitive advantage and best meet the needs of our global customer base.

•	NETWORKS

Technology leadership, a broad product portfolio and scale enable Ericsson to excel in meeting the coverage, capacity and network evolution needs of fixed and mobile operators. We provide products for all major standards as well as all essential elements of a network on an end-to-end solutions basis.

•	SERVICES

Expertise in network design, rollout, integration, operation and customer support, combined with a global structure and robust local capabilities, enables us to understand and respond to the unique challenges of each customer. As a result we are able to capitalize on the trend for operators to outsource a broader range of activities.

•	MULTIMEDIA

Innovative application platforms, service delivery and revenue management solutions, combined with leading content developer and application provider relationships, enable Ericsson to help customers create exciting and differentiating multimedia services.

•	SONY ERICSSON

The complementary strength of Sony Ericsson further enhances our consumer perspective for superior end-to-end offerings. Sony Ericsson offers exciting consumer experience through phones, accessories, content and applications.

•	ST-ERICSSON

ST-Ericsson represents the link between infrastructure and handsets in Ericsson’s offering. They provide a market-leading portfolio of wireless platforms and semiconductors.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Performance

In a progressively more challenging environment during the year, Ericsson’s market shares were well maintained, adjusted operating margin1) was slightly improved, and cash conversion was well above target.

Grow faster than the market

In the economic slowdown, the market for GSM/WCDMA network equipment and related services is estimated to have declined by more than 10%. Ericsson’s sales for comparable units were down 9%, adjusted for currency effects2) . A decline in Networks in line with the market was partly offset by an increase in Professional Services, driven by strong growth in managed services. Reported Multimedia sales increased by 5% for comparable units. The Multimedia market is still too fragmented to make relevant overall market growth estimates.

Best-in-class operating margins

Operating margin, excluding JV results and restructuring, improved slightly to 12% (11%) despite lower volumes and remained the highest among major listed competitors. Multimedia showed the greatest improvement, up significantly from breakeven levels in 2008.

Cash conversion of more than 70%

Cash conversion was well above the target at 117% (92%), reflecting management’s ongoing focus on improving working capital efficiency as well as a lower level of turnkey projects.

KEY DEVELOPMENTS

•	Two billion subscribers supported by Ericsson 24 hours a day, 7 days a week.

•	Ericsson provides managed services to network operators which together serve 370 million subscribers.

1)	Excluding restructuring charges and share in earnings of JVs.
2)	The impact of foreign currency is calculated based on exchange rate changes in 2009 compared to 2008. Releases under hedge accounting in 2008 and 2009 have also been excluded.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

•	North America set to become Ericsson’s largest and fastest growing market.

•	Ericsson’s presence in North America elevated—Chief Technology Officer relocated to Silicon Valley.

•	Ericsson is the only supplier selected to participate in all major 4G/LTE projects.

•	A new brand launched with the value proposition: “Innovating to Empower”.

•	Both joint ventures make progress on returning to report profits.

FINANCIAL RESULTS IN SHORT

NET SALES	NET CASH

SEK 206.5 billion	SEK 36.1 billion (Dec. 31, 2009)

OPERATING INCOME*

SEK 24.6 billion	EARNINGS PER SHARE

OPERATING MARGIN*	SEK 1.14

12 percent

*	Excluding restructuring charges and share in earnings of JVs

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

LETTER FROM THE CEO

LOOKING BACK

Dear fellow shareholders,

While the current economic environment affects all parts of society the longer-term fundamentals for our industry remain solid. Over the past decade the number of mobile subscriptions in the world has grown from some 700 million to over 4.5 billion. Mobile telephony is reaching a penetration beyond all expectations. Ten years ago it was all 2G; today 3G is the prevailing technology, mobile broadband is a reality and telecom is literally changing the world.

Ericsson has played a vital role in bringing the benefits of mobile broadband to the majority of the world’s population. What we do greatly improves people’s lives and society at large—in short, what we do shapes people’s lives and the world around us. One of my strongest memories is from the day we launched the network in Dertu, one of the Millennium Villages. Their chief, one of the camel drivers, came up to me and said, “Today our village is reborn”. People are now able to share ideas and information and accomplish things that were not possible before.

In the past ten years the telecom industry and Ericsson have transformed; from focus on voice to focus on internet, from hardware to software and from providing network equipment to providing solutions including services.

During the same period, many of our competitors have been forced to leave the arena and new ones have entered. We work harder than ever to outperform them and match our customers’ needs.

We have extended our leadership in mobile communications by building a highly successful services business which today accounts for almost 40 percent of our total Group sales. With less hardware, increased network complexity, and the move to all-IP, today is very much about making it work and supporting our customers in running and maintaining networks and realizing business models and rollout plans. During 2009 we captured additional strategic contracts in the services area and we now manage networks with 370 million subscribers.

The acquisition of Nortel’s CDMA business during 2009, on the heels of important breakthrough contract wins in North America, positioned Ericsson as the leading provider of telecoms technology and services in the United States and Canada. We have also firmly established ourselves in Silicon Valley where much of the internet development takes place.

We also gained strategic contracts for the radio standard LTE (Long-Term Evolution) which offers even greater network speeds and in December 2009 we passed another significant milestone with the worlds’ first commercial launch of an LTE network in Sweden.

“IN THE PAST TEN YEARS THE TELECOM INDUSTRY AND ERICSSON HAVE TRANSFORMED.”

The industry has changed and our ability to change with it, and indeed to lead the change, is perhaps our most important asset. New and compelling challenges lie ahead and as a company Ericsson must continue to drive the transformation of our industry.

My years as President and CEO of Ericsson have been the best of my professional career. Telecom is one of the most exciting industries to work in—so dynamic, challenging and competitive. I truly believe that telecom

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

and the entire Information and Communication Technology (ICT) sector, particularly broadband networks, will form the backbone of the digital 21st century infrastructure, helping industries with the necessary reductions in their carbon footprint.

In closing, I will continue to follow and be involved in Ericsson’s development in my role as a Board member. I am proud and grateful to have had the opportunity to be at the helm of this great company and I will remember all the extraordinary people I have had the honor to work with, customers, partners and colleagues alike.

Carl-Henric Svanberg

Former President and CEO

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

“IN THIS SEA OF CONNECTIVITY WE TAKE THE ROLE OF NAVIGATOR.”

LOOKING FORWARD

Dear shareholders,

2009 was a year of mixed trends and with varied operator investment behavior. Some markets were impacted by the financial climate while others continued to show growth.

Our Group sales for the full year, however, were flat and the operating margin increased slightly. Despite the challenging economic environment we maintained market shares, cash flow was good and our financial position remained strong. During the year we undertook significant cost reduction activities. These, in combination with large losses in our joint ventures, affected our earnings negatively. However, cost reductions will result in reduced cost base going forward and our joint ventures remain on track to return to profit.

It is now 2010 and we have a new decade ahead of us. A decade of new opportunities and new challenges. Telecoms is no longer about voice only. We do not just connect places and people. We also connect machines and devices. We connect the developing world to the developed world, rural areas to urban areas. Telecoms is the nervous system of the world.

In Ericsson we have a vision for this new decade—that there will be 50 billion connected devices. We will connect people with for example heart problems to remote monitoring systems so they can stay in the comfort of their homes, and we will connect our cars and trucks to smart road systems for safer driving and better fuel economy. Broadband networks will be the backbone of our smart cities, where houses will be connected so we can monitor and manage power consumption.

In this world the challenge will lie in dealing with the complexity of connecting all these devices. And we cannot fail. Patients must be able to rely on their health monitoring services. Transport companies must be sure that they can minimize gas consumption by smart routing and up-to-date traffic information.

In this sea of connectivity we take the role of navigator. We must support our customers and show them the way. This will require us to always put our customers first. Always have the best competence and drive innovation throughout the customer relationship.

Our business is about both technology and services. We have to be consultants; we have to be able to develop complex network management systems, we have to be able to integrate systems and solutions from many different suppliers and vendors. In addition, we should be able to deliver the best revenue management solutions and multimedia applications the consumers have ever seen. Everything must be based on IP software.

This new decade requires a lot from us. We will have to change our ways of working. Our success will be determined by our ability to see beyond technology, stay ahead of our customers and solve problems before they even arise.

In preparing ourselves to be successful in this new decade, we will need to continuously adjust to changing economic and competitive conditions while staying the course to our longer-term objectives. We will continue to proactively take actions to safeguard our financial position, leading technology and customer relationships. In order to drive shareholder value we focus on four financial targets; we want to grow the Company faster than the market, maintain best-in-class operating margins, have a healthy cash generation and grow earnings in the JVs.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

We have exciting developments ahead. The future will require us to be agile, brave and focused on performance in all we do.

I am proud and honored to lead Ericsson into a new decade where we will undoubtedly break new ground. Even more people and devices will share information across the world.

Hans Vestberg

President and CEO

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

FIVE-YEAR SUMMARY

For definitions of the financial terms used, see Glossary and Financial Terminology on page 234.

SEK million	2009		Change	2008	2007	2006	2005
Income statement items
Net sales	206,477		–1%	208,930	187,780	179,821	153,222
Operating income	5,918		–64%	16,252	30,646	35,828	33,084
Financial net	325		–67%	974	83	165	251
Net income	4,127		–65%	11,667	22,135	26,436	24,460

Year-end position
Total assets	269,809		–6%	285,684	245,117	214,940	209,336
Working capital	99,079		–1%	99,951	86,327	82,926	86,184
Capital employed	181,680		—	182,439	168,456	142,447	133,332
Net cash	36,071		4%	34,651	24,312	40,728	50,645
Property, plant and equipment	9,606		–4%	9,995	9,304	7,881	6,966
Stockholders’ equity	139,870		–1%	140,823	134,112	120,113	101,622
Minority interests	1,157		–8%	1,261	940	782	850
Interest-bearing liabilities and post-employment benefits	40,653		—	40,354	33,404	21,552	30,860

Other information
Earnings, per share, basic, SEK	1.15		–68%	3.54	6.87	8.27	7.67
Earnings, per share, diluted, SEK	1.14		–68%	3.52	6.84	8.23	7.64
Cash dividends per share, SEK	2.00	1)	8%	1.85	2.50	2.50	2.25
Stockholders’ equity per share, SEK	43.79		–1%	44.21	42.17	37.82	32.03
Number of shares outstanding (in millions)
—end of period, basic	3,194		—	3,185	3,180	3,176	3,173
—average, basic	3,190		—	3,183	3,178	3,174	3,169
—average, diluted	3,212		—	3,202	3,193	3,189	3,181
Additions to property, plant and equipment	4,006		–3%	4,133	4,319	3,827	3,365
Depreciation and write-downs/impairments of property, plant and equipment	3,502		13%	3,105	2,914	3,038	2,438
Acquisitions/capitalization of intangible assets	11,413		—	1,287	29,838	18,319	2,250
Amortization and write-downs/impairments of intangible assets	8,621		55%	5,568	5,459	4,479	3,364
Research and development expenses	33,055		–2%	33,584	28,842	27,533	24,059
—as percentage of net sales	16.0%		—	16.1%	15.4%	15.3%	15.7%

Ratios
Operating margin excluding joint ventures	6.5%		—	8.0%	12.5%	16.7%	20.1%
Operating margin	2.9%		—	7.8%	16.3%	19.9%	21.6%
EBITDA margin	8.7%		—	11.9%	20.8%	24.1%	25.4%
Cash conversion	117%		—	92%	66%	57%	47%
Return on equity	2.6%		—	8.2%	17.2%	23.7%	26.7%
Return on capital employed	4.3%		—	11.3%	20.9%	27.4%	28.7%
Equity ratio	52.3%		—	49.7%	55.1%	56.2%	49.0%
Capital turnover	1.1		—	1.2	1.2	1.3	1.2
Inventory turnover days	68		—	68	70	71	74
Trade receivables turnover	2.9		—	3.1	3.4	3.9	4.1
Payment readiness, SEK million	88,960		5%	84,917	64,678	67,454	78,647
—as percentage of net sales	43.1%		—	40.6%	34.4%	37.5%	51.3%

Statistical data, year-end
Number of employees	82,493		5%	78,740	74,011	63,781	56,055
—of which in Sweden	18,217		–10%	20,155	19,781	19,094	21,178
Export sales from Sweden, SEK million	94,829		–13%	109,254	102,486	98,694	93,879

1)	For 2009, as proposed by the Board of Directors.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

LETTER FROM THE CHAIRMAN

DEAR SHAREHOLDER,

As we head into 2010 and a new decade, we should consider the phenomenal transformation of the telecoms industry over the past decade, including the convergence of the telecom, IT and media industries. Through this and the explosive development in fixed and mobile internet usage, mobile communications has had a remarkable growth, with the number of subscribers increasing from 700 million in 2000 to more than 4.5 billion in 2009. Significant consolidation has occurred among operators as well as equipment suppliers.

I would like to express my sincere thanks to Carl-Henric Svanberg for his outstanding helmsmanship during his time with the Company. Ericsson’s key to success during these years has been Carl-Henric Svanberg’s willingness to seek opportunity through change and proactively address challenges.

The Board’s work in 2009 had a significant focus on strategic matters. Ericsson’s strategy to leverage its leading position and technological prowess to invest in future growth areas remains unchanged.

The key future opportunity for the industry and Ericsson will be the increased traffic generated by mobile broadband, driven by internet and social media, and a shift from connecting places and people to connecting devices and applications. Systems integration skills and application enablers will play an increasingly important role in this market development. The Company intends to build a strong position in these areas to complement the current leadership in network technologies and operations.

Operator and consumer sensitivity to the macro-economy is an important factor closely monitored by the Board. During 2009, Ericsson was affected in the second half by the economic downturn as many operators reduced their network investments. This was largely offset by good sales in the first half and by increasing sales of services and multimedia solutions. The Board also addressed the Company’s restructuring program, the Nortel acquisition, and the expanded presence in Silicon Valley to support acceleration of the move to all-IP technology. Through key contract wins and the acquisition of parts of Nortel, Ericsson became the largest supplier of network technology and services in North America.

Ericsson’s joint ventures Sony Ericsson and ST-Ericsson were strongly affected by the market decline, and forceful actions have been taken to restore their profitability.

That said, I believe Ericsson remains well positioned in relation to its peers, with sustained revenues and margins and in certain areas increased market shares, a healthy balance sheet and a strong cash position. This enables the Company to pursue emerging opportunities created by the market situation.

The debate around executive compensation has intensified. Benchmarking with global companies similar to Ericsson shows that we have a conservative but competitive compensation structure that rewards performance and effectively aligns employees’ longer-term interests with those of shareholders’.

I am confident that these principles remain appropriate and reasonable.

Looking to the future, I welcome Hans Vestberg as our new CEO and wish him all the best in his new role. The Board and I are convinced that Hans has the qualities it takes to lead Ericsson, and we give him and his new team our full support.

Change and challenge seem to be the by-words for the world today. If embracing change and proactively addressing challenges brings rewards, then the coming years certainly look exciting for Ericsson.

I sincerely appreciate your support during the year.

Michael Treschow

Chairman of the Board

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

BOARD OF DIRECTORS’ REPORT 2009

This Board of Directors’ Report is based on Ericsson’s consolidated financial statements, prepared in accordance with IFRS as issued by the IASB. The application of reasonable but subjective judgments, estimates and assumptions to accounting policies and procedures affects the reported amounts of assets and liabilities and contingent assets and liabilities at the balance sheet date as well as the reported amounts of revenues and expenses during the reporting period. These amounts could differ materially under different judgments, assumptions and estimates. Please see Note C2—“Critical Accounting Estimates and Judgments” (p. 66).

Also non-IFRS measures are used to provide meaningful supplemental information to the IFRS results. Non-IFRS measures are designed to facilitate analysis by indicating Ericsson’s underlying performance, however, these measures should not be viewed in isolation or as substitutes to the IFRS measures. A reconciliation of non-IFRS measures with the IFRS results can be found on page 17.

This report includes forward-looking statements subject to risks and uncertainties. Actual developments could differ materially from those described or implied. Please see “Forward-Looking Statements” (p. 150) and “Risk Factors” (p. 142).

The external auditors review the quarterly interim reports, perform audits of the Annual Report and report their findings to the Board and its Audit Committee.

The terms “Ericsson”, “the Group”, and unless the context reasonably requires otherwise, also “the Company”, all refer to Telefonaktiebolaget LM Ericsson and its subsidiaries. Unless otherwise noted, numbers in parentheses refer to the previous year (i.e. 2008).

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

BUSINESS DRIVERS 2009

Five major trends affected our markets and operations in 2009:

•	Accelerated mobile data growth

Data traffic in developed markets is increasing dramatically, generating sales for additional network capacity.

•	Network modernization and IP

Many operators started migration to all-IP core networks.

•	Technology shift—2G/3G/4G

In 2009, Ericsson’s 3G sales surpassed 2G, however not yet offsetting the decline in GSM. The first commercial LTE (Long-Term Evolution) network was launched.

•	Impact from economic conditions

Demand for telecom infrastructure started to decline mid-2009, affecting sales in Networks—particularly in some developing markets, where the general economic downturn was exacerbated by weak currencies.

•	Operator focus on efficiency

Sales of services increased, not only managed services but also consulting and systems integration, driven by higher network complexity and operator focus on cost reductions.

North America

During 2009, Ericsson significantly strengthened its position in North America. A number of key contracts were won: LTE with Verizon and Metro PCS, the largest managed services contract ever with Sprint and a domain supplier agreement with AT&T for wireline access products. The Company also acquired Nortel’s CDMA and LTE businesses in North America.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Tough times for the JVs

Both Sony Ericsson and ST-Ericsson were impacted by the decline in handset demand in 2009. Sony Ericsson’s situation was worsened by an aging product portfolio. Both JVs reported losses and initiated aggressive cost restructuring programs and are on track to return to report profits. New CEOs and chairmen of the Boards were appointed in both JVs.

ICT and the climate

In 2009, climate change was on the agenda for governments. During the year, Carl-Henric Svanberg addressed the UN, promoting that a focused utilization of ICT solutions could reduce CO2 emissions by 15-20 percent. The ICT industry in itself contributes less than 2 percent to the emissions.

Telecom is a long-term growth industry

The Company is convinced that the factors driving industry growth are robust and should result in continued increased demand. The growth will be driven by the combined effects of the following:

•	Subscriber growth in emerging markets, supported by cheaper handsets.

•	Increased coverage and use.

•	Ever faster mobile broadband communications, improving user efficiency and experiences.

•	Data traffic driven by IP-based mobile broadband; in developed markets driven by the convenience of mobility, and in emerging markets by the lack of fixed broadband access.

•	New multimedia applications and communication between various new devices.

Competition

Competition remained intense. After the consolidation in recent years, there are fewer vendors—all with comprehensive product portfolios. Ericsson has maintained or increased its market shares during the year.

OPERATIONAL GOALS AND RESULTS

Ericsson aims to be the preferred business partner to its customers with an ultimate goal of sustainable long-term value creation. Faster than market sales growth, a best-in-class operating margin and a healthy cash conversion are key to the fulfillment of this goal.

As a market leader, Ericsson combines leading technology and services skills to develop superior solutions that deliver competitive advantage. Ericsson believes that highly satisfied customers and empowered and motivated employees are key to success. Several annual key performance indicators are used regarding shareholder value creation, customer satisfaction and employee engagement.

Shareholder value creation

Although margins in 2009 remained below historic levels, the Company strengthened its market position in strategically important areas, such as: LTE/4G technology and commercial contracts, market share in the US and managed services. This combined with a strong balance sheet, efficient and leaner processes after ambitious restructuring, and continued strong customer relations provided the means for value creation also in the macro-economic headwind. The share price increased during the year and a dividend was paid for a total shareholder return of 15 percent in 2009.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Management uses several metrics to monitor performance:

•	Faster than market sales growth

Ericsson’s sales for comparable units decreased by 9 percent, adjusted for currency and hedging effects. Due to the effects of the economic slowdown and to weaker demand for GSM equipment, the market for GSM/WCDMA equipment and related services is estimated to have declined by more than 10 percent in USD terms. Segment Networks’ sales for comparable units in constant currencies declined in line with the market. Based on external analyses and reported results by Ericsson and its main competitors, the Company believes its market shares were well maintained. A number of breakthrough contracts were signed which should enable the Company to grow faster than the market. Sales in Professional Services grew by 8 percent in local currencies. Sales for comparable parts of Multimedia grew by 5 percent. The overall market growth for Multimedia is difficult to assess, as the segment is very fragmented.

•	Best-in-class operating margin

Based on reported results for 2009, the operating margin for the Group, excluding joint ventures and restructuring charges, was 12 (11) percent and remains the highest among the Company’s main competitors that are publicly listed.

•	Cash conversion of over 70 percent

The cash conversion rate for 2009 was 117 (92) percent, reflecting a strong focus on cash flow with a significant reduction in operating assets.

Customer satisfaction and employee engagement

In the annual independent customer satisfaction survey, approximately 9,700 employees from 380 operators around the world were polled to assess their satisfaction with Ericsson compared to its main peers. In 2009, Ericsson maintained a level of excellence.

An employee survey is also independently conducted every year. In 2009, 91 percent of employees participated in the survey. The Human Capital Index, which measures employee contribution in adding value for customers and meeting business goals, remained at a high level.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

VISION AND STRATEGY

Ericsson’s vision of an all-communicating world is rapidly becoming a reality as the convergence of the telecom, internet and media sectors gains momentum. Ericsson envisions continued evolution, from having connected some 1.5 billion places to connecting more than 5 billion people and 50 billion devices. The Company envisions that anything that can benefit from being connected will be connected, mainly via IP-based wireless communications.

Mobile broadband at the forefront

Following the unprecedented growth of mobile telephony is a rapidly expanding range of mobility-based devices and applications. The accelerating penetration of smartphones and mobile broadband usage are early signs of this development. Extending network coverage and increasing data speeds, combined with devices that have large screens, intuitive user interfaces and multimedia capabilities, enhances the user experience and stimulates demand for mobile-broadband services. Once areas have ubiquitous coverage, machine-to-machine communication enables a large variety of existing services to be enhanced, such as media, governmental, utilities, industry automation, banking and transport.

Spurring socio-economic development

Ericsson’s mission is to empower people, business and society through innovation, industry leadership and a long- term commitment to the vision of an all-communicating world. In the course of making people’s lives easier and more productive, Ericsson is spurring socio-economic development and a better environment which brings the Company’s vision ever closer to reality.

Leveraging the competitive dynamics

The Company’s strategy is driven by the competitive dynamics of the telecom market and Ericsson’s position, the combination of which gives rise to three strategic imperatives:

•

Economies of scale and scope are prerequisites for sustainable value creation. Industry standards govern product design and functionality, making it challenging for equipment suppliers to differentiate on product capabilities alone. Therefore, the Company strives to combine technology leadership with leadership in services.

•

The bargaining power of equipment suppliers depends primarily on their installed base. Operators not only look for the best products but also for long-term business partnerships that they can rely on to deliver end-to-end solutions for lower total cost of ownership, the ability to minimize time-to-market, strong professional services capabilities, and access to world-class subject matter experts.

•

Primary end-to-end suppliers with well-entrenched local presence, backed up by global resources and a proven track record, have a competitive advantage. The Company seeks to be a full systems solutions house with a broad but integrated product portfolio combined with superior technical competence, for example in systems integration.

Guiding principles

The guiding principles for attainment of the Company’s strategic imperatives include:

•	customer intimacy; highly qualified employees working closely with the customer to create effective solutions

•	continuous process improvements and innovation

•	scale in delivery and technical solutions.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

FINANCIAL RESULTS OF OPERATIONS

SEK billion	Non-IFRS measures 2009	Non-IFRS measures 2008	Percent change	Restructuring charges 2009	Restructuring charges 2008	IFRS 2009	IFRS 2008
Net sales	206.5	208.9	–1%			206.5	208.9
Cost of sales	–132.1	–132.1	0%	–4.2	–2.5	–136.3	–134.6

Gross income	74.4	76.8	–3%	–4.2	–2.5	70.2	74.3
Gross margin %	36.0%	36.8%				34.0%	35.5%

Operating expenses	–52.9	–56.4	–6%	–7.1	–4.2	–60.0	–60.6
Operating expenses as % of sales	25.6%	27.0%				29.0%	29.0%

Other operating income and expenses	3.1	3.0	4%			3.1	3.0
Operating income before share in earnings of JVs and associated companies	24.6	23.4	5%	–11.3	–6.7	13.3	16.7
Operating margin % before share in earnings of JVs and associated companies	11.9%	11.2%				6.5%	8.0%

Share in earnings of JVs and associated companies	–6.1	0.4		–1.3	–0.9	–7.4	–0.4

Operating income	18.5	23.9	–22%	–12.6	–7.6	5.9	16.3

Operating margin %	9.0%	11.4%				2.9%	7.8%

Financial income and expense, net						0.3	1.0
Taxes						–2.1	–5.6
Net income						4.1	11.7
EPS diluted (SEK)						1.14	3.52

Non-IFRS measures are used in the table above as supplemental information to the IFRS results. Since there were significant restructuring costs during 2008 and 2009, but with relatively little benefit in 2008 and consequently significant impact on reported results and margins both years, non-IFRS measures excluding restructuring charges are presented to facilitate analysis by indicating Ericsson’s underlying performance. However, these measures should not be viewed in isolation or as substitutes to the IFRS measures. For more details on the restructuring activities and corresponding charges, please see Note C5—“Expenses by Nature”.

Sales sustained in weaker market

Increased sales in the first half of 2009 were offset in the second half by impact from the economic slowdown. Overall, sales declined marginally from last year to SEK 206.5 billion. Sales for comparable units were stable year over year, i.e. excluding SEK 2.7 billion of sales from the acquired Nortel business in North America in the fourth quarter and SEK 5.2 billion in 2008 from the divested PBX and mobile platform operations. Adjusted also for effects of exchange rates and hedging, sales declined 9 percent. Lower sales in Networks were largely offset by higher sales in Professional Services and Multimedia. The economic downturn coupled with tighter credit supply impacted operator spending, in particular in certain emerging markets.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

The demand varied considerably between markets. Among our largest markets, the US, China, UK and Turkey had good sales increases. Australia, India and Japan were stable, whereas sales in Brazil, Indonesia, Italy, Pakistan and Spain declined. Several important contracts were won in 2009: four LTE contracts, the appointment as fixed access domain supplier to AT&T and a services contract with Sprint in the US.

Gross margin stable excluding restructuring charges

Gross margin declined only slightly as effects of price pressure, increased share of services sales, and the initial transition costs for the Sprint contract were largely offset by cost cutting and restructuring efforts.

Operating expenses excluding restructuring charges were reduced

Operating expenses declined year-over-year as a result of restructuring activities and the spin-off of mobile platforms. The Company continues to focus on innovations and R&D. however, spending as a percentage of sales was 13 percent compared to 15 percent in 2008 due to cost reductions and efficiency gains.

Operating margin excluding share in earnings of JVs and restructuring charges increased slightly

Restructuring and other cost reduction measures have lowered the breakeven point. The operating margin in Multimedia increased significantly, reflecting a more narrow business focus.

Share in earnings of JVs and associated companies declined SEK 6.5 billion year-over-year

Both Sony Ericsson and ST-Ericsson were adversely affected by the lower handset sales during the economic downturn. Both companies have undertaken ambitious restructuring activities, and Sony Ericsson is improving its product portfolio focusing on mid- to high-end phones.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Under new management, both JVs are well on track to return to report profits.

Restructuring increased and will continue into 2010

In the beginning of the year, a program to reduce annual run rate of costs by SEK 10 billion was launched, following the 2008 program aiming at SEK 6–7 billion. In the third quarter, additional SEK 5–6 billion of savings were targeted with anticipated costs of the same magnitude. Full effects are expected to be achieved in the second half of 2010, assuming current level of operations. This year’s restructuring charges were SEK 11.3 (6.8) billion, relating to activities to reduce production costs, reduce product variants and platforms, increase the re-use of software, consolidate R&D activities, and improve administrative processes. This resulted in fewer platforms and solutions and was coupled with write-downs of capitalized development costs and acquired IPR assets for affected products.

Earnings per share (EPS) diluted down 68 percent

EPS diluted declined from SEK 3.52 last year to SEK 1.14 this year, largely driven by the losses in our JVs and the restructuring program.

Employees increased by net 3,750 in 2009

Headcount increased to 82,500 (78,750), largely as a result of new managed services contracts. About 2,500 employees from the acquired Nortel CDMA and LTE operations will be included from 2010. The additions were partly offset by reductions due to restructuring and the transfer of mobile platforms to ST-Ericsson. The competence and capabilities of the workforce is increasingly service and software oriented.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

FINANCIAL POSITION

December 31, SEK billion	2009	2008
ASSETS
Non-current assets, total	87.4	87.2
—of which intangible assets	48.2	48.2
—of which property, plant and equipment	9.6	10.0
—of which financial assets	15.3	14.1
—of which deferred tax assets	14.3	14.9
Current assets, total	182.4	198.5
—of which inventory	22.7	27.8
—of which trade receivables	66.4	75.9
—of which other receivables/financing	16.6	19.8
—of which short-term investments, cash and cash equivalents	76.7	75.0
Total assets	269.8	285.7

EQUITY AND LIABILITIES
Equity	141.0	142.1
Non-current liabilities	43.3	39.5
—of which post-employment benefits	8.5	9.9
—of which borrowings	30.0	24.9
—of which other non-current liabilities	4.8	4.7
Current liabilities	85.5	104.1
—of which provisions	12.0	14.0
—of which current borrowings	2.1	5.5
—of which trade payables	18.9	23.5
—of which other current liabilities	52.5	61.0
Total equity and liabilities1)	269.8	285.7

1)	Of which interest-bearing liabilities and post-employment benefits SEK 40.7 billion (SEK 40.4 billion in 2008).

In 2009, despite the strategic investments in ST-Ericsson and the Nortel operations and a difficult macro-economic business environment, a healthy capital structure and equity ratio were maintained and the debt maturity profile was significantly improved.

Intangible assets flat with acquisitions offset by amortizations and write-downs

Added intangible assets from the Nortel acquisition of SEK 8.8 billion were offset by amortizations and impairment losses. Impairment losses on acquired intangibles were SEK 4.3 (0) billion in 2009, attributable to restructuring.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Property, plant and equipment slightly down

The Company’s assets are largely related to test equipment for in-house manufacturing, R&D and services, including our network operations centers. A large share of manufacturing and IT operations are outsourced and most properties are leased.

Financial assets up slightly

Financial assets increased slightly, with the investment in ST-Ericsson partially offset by the reduced value of investments in JVs, attributable to their reported losses.

Customer financing did not increase and deferred tax assets were slightly reduced with utilization of tax loss carryforwards.

Strong reductions in receivables and inventory

Considerable progress was made in the second half to achieve stable days sales outstanding (DSO) at 106 and inventory days at 68. However, targeted levels have not yet been reached and the improvement efforts will be continued.

Cash remained strong at SEK 77 (75) billion

Due to a strong cash flow, a good level of cash and short-term investments was maintained. A strong liquidity is deemed important to keep flexibility for volatility in sales and cash flows and to be able to take advantage of opportunities in the market.

Equity down SEK 1.1 billion

Stockholders’ equity decreased by SEK 1.1 billion. The net income of SEK 4.1 billion and a capital increase of SEK 0.7 billion, attributable to the employee stock purchase plan, were more than offset by the dividend of SEK 6.3 billion. However, the equity ratio was maintained at a healthy level of 52 (50) percent.

Return on equity 2.6 (8.2) percent

The decline in return on equity (ROE) was primarily a consequence of JV losses and the restructuring charges.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Return on capital employed 4.3 (11.3) percent

The return on capital employed (ROCE) declined to 4.3 percent. Excluding restructuring charges, ROCE would have been 11.2 (15.5) percent.

Pension liabilities down SEK 1.4 billion after employer contributions

Post-employment benefits related to defined benefit plans declined to SEK 8.5 (9.9) billion in 2009. A liability increase of SEK 1.2 billion, due to lower interest rates, was more than offset by higher values of plan assets of SEK 1.2 billion and employer contributions of SEK 2.1 billion to trust funds. The funded ratio (plan assets as percentage of defined benefit obligations) increased to 76 (68) percent.

Provisions declined due to larger cash outlays

The total amount for provisions declined to SEK 12.4 (14.4) billion, largely attributable to SEK 4.7 billion of larger cash outlays than last year, of which SEK 2.5 billion related to restructuring.

Trade payables declined by SEK 4.6 billion

The number of payable days improved some from 55 to 57 days, close to the target of 60 days or more, despite the macroeconomic conditions, where some suppliers have had to be supported with shorter payment terms in a tight credit market.

Debt maturity profile improved

During the year, the Company increased borrowings by SEK 1.7 billion and considerably improved the maturity profile. Debt maturing in 2009 of USD 0.5 billion and in 2010 of EUR 0.5 billion were replaced with a 7-year loan of USD 0.6 billion and a 4-year loan of EUR 0.6 billion. In addition to borrowings, the Company also has unutilized committed credit facilities of USD 2.0 billion available, maturing in 2014.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Credit Ratings

Credit ratings were unchanged during 2009, remaining at “solid investment grade”: Moody’s at Baa1 and Standard & Poor’s at BBB+.

Sony Ericsson borrowings guaranteed

Ericsson and SONY have on a 50/50 basis guaranteed EUR 350 million of borrowings for general business purposes, as improved liquidity was needed following Sony Ericsson’s weak results and the restructuring program. The amount guaranteed is not deemed significant, considering Ericsson’s financial position.

Off-balance sheet arrangements

There are currently no material off-balance sheet arrangements that have, or would be reasonably likely to have, a current or anticipated effect on the Company’s financial condition, revenues, expenses, result of operations, liquidity, capital expenditures or capital resources.

CASH FLOW

JANUARY–DECEMBER

SEK billion	2009	2008
Net income	4.1	11.7
Income reconciled to cash	21.0	26.0
Changes in operating net assets	3.5	–2.0
Cash flow from operating activities	24.5	24.0
Cash flow from investing activities	–37.5	–8.5
—of which capital expenditures, sales of PP&E, product development	–4.9	–4.1
—of which acquisitions/divestments, net	–18.1	1.8
—of which short-term investments for cash management purposes and other investing activities	–14.5	–6.2
Cash flow before financing activities	–13.0	15.5
Cash flow from financing activities	–1.7	–7.2

Cash conversion (Cash flow from operating activities divided by income reconciled to cash)	117%	92%

Gross cash (Cash, cash equivalents and short-term investments)	76.7	75.0

Net Cash (Gross cash less interest-bearing liabilities and post-employment benefits)	36.1	34.7

Cash flow from operations stable at SEK 24.5 billion

A lower net income was offset by non-cash items, such as the losses in JVs, depreciation, amortization of intangibles, largely related to restructuring, and strong working capital reductions, resulting in a similar cash flow from operations as in 2008.

Cash out from investing activities SEK –37.5 billion

Cash outlays for recurring investing activities increased slightly to SEK –4.9 billion.

Acquisitions/divestments during the year were net SEK –18.1 billion, with the major items being the formation of the ST-Ericsson joint venture, the minority stake in LHS and Nortel’s CDMA and LTE businesses.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Cash outflow for short-term investments for cash management purposes and other investing activities was net SEK –14.5 billion, largely attributable to SEK –17.1 billion of short-term investments driven by the strong cash flow from operations.

Cash flow from financing activities SEK –1.7 billion

Dividends paid of SEK –6.3 billion were partly offset by increased borrowings of SEK 4.3 billion and other financing activities of SEK 0.2 billion.

Strong cash conversion at 117 (92) percent

The cash conversion rate was 117 (92) percent, well above the target level of 70 percent. The percentage increase was largely attributable to the strong improvement in operating net assets and the lower income reconciled to cash.

Restricted cash

Cash balances in certain countries with restrictions on transfers of funds to the Parent Company as cash dividends, loans or advances amounted to SEK 8.9 (8.2) billion.

Capital expenditures

Amounts for annual capital expenditures are normally around two percent of sales. This level corresponds to the needs for keeping and maintaining the current capacity level, including the continuous introduction of new technology and methods. The expenditures are largely related to test equipment in R&D units and network operations centers and to production and test equipment in manufacturing and repair operations.

The Board reviews the Company’s investment plans and proposals.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

CAPITAL EXPENDITURES 2005–2009

SEK billion	2009	2008	2007	2006	2005
Capital expenditures	4.0	4.1	4.3	3.8	3.4
—of which in Sweden	1.3	1.6	1.3	1.0	1.0
as percent of net sales	1.9%	2.0%	2.3%	2.2%	2.2%

Capital expenditures in relation to sales are expected to remain at about two percent. The Company has sufficient cash and cash generation capacity to fund expected capital expenditures as well as the acquisitions of the Nortel/GSM operations and Pride Spa and the contribution to the Swedish pension trust fund without external borrowings.

We believe that the Company’s property, plant and equipment and the facilities that the Company now occupies are suitable for its present needs in most locations. As of December 31, 2009, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

BUSINESS RESULTS

Operator investments are increasing in mobile broadband, driven by a strong ramp up of data traffic. The broadband growth has not yet offset the decline in GSM sales, which in 2009 was accelerated due to the current economic climate. Operator investment patterns varied significantly between regions and countries. A number of developing markets became increasingly cautious, while others, including large markets such as China and the US, showed good growth. There was a continued strong demand for services targeting our customers’ operational efficiency.

Regional overview

SALES PER REGION AND SEGMENT 2009

SEK billion	Net- works	Prof. Services	Multi- media	Total	Percent change
Western Europe	23.8	18.3	2.4	44.6	–14%
CEMA1)	32.7	12.9	5.1	50.7	–4%
Asia Pacific	50.5	12.2	3.1	65.8	4%
Latin America	13.0	5.9	1.1	20.1	–13%
North America	17.1	6.7	1.6	25.4	41%
Total	137.1	56.1	13.3	206.5	–1%

Share of total	66.4%	27.2%	6.4%	100%
Percent Change	–3%	15%	5%	–1%

1)	Central and Eastern Europe, Middle East and Africa.

Sales in Western Europe decreased by –6 (–2) percent for comparable units with growth of professional services and broadband more than offset by lower GSM sales. The growing demand for mobile broadband and professional services is expected to continue, as is the decline for GSM. The macro-economic development led to a weaker demand for replacement handsets but mobile phone usage appeared to be largely unaffected and mobile broadband traffic continued to show strong growth.

In Central and Eastern Europe, Middle East and Africa (CEMA), sales decreased by –4 (+9) percent, despite continued network buildouts in a number of markets, as the region has been more affected than most by the macroeconomic development. Many countries within the CEMA region have low penetration levels and consumer demand remains robust even if some operators are currently unable or unwilling to invest at healthy levels. A similar situation is seen in other emerging markets such as Latin America and Asia Pacific.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Asia Pacific remained Ericsson’s largest region with a sales increase of +4 (+16) percent, fuelled by continued good demand in China and India. The Company has a leading position in India, where subscribers are expected to ultimately exceed one billion from the current 496 million. Auctions for 3G licenses in India were postponed to 2010. Although Chinese suppliers have significantly increased their domestic market share, Ericsson maintains a strong market position in China. Political unrest and effects of the economic slowdown negatively affected sales growth in certain countries, such as Indonesia, Pakistan and Bangladesh.

Latin American sales decreased by –13 (+25) percent, reflecting lower demand across the region compared to strong growth over the last couple of years. Demand for mobile broadband continues to develop well, but delays in licensing of new spectrum are causing operators to hold back investments in new technologies and applications.

North American sales increased by +41 (+34) percent, mainly driven by demand for mobile broadband and professional services. With a number of breakthrough contracts for LTE, fixed access and services and the acquisition of Nortel’s CDMA and LTE businesses, the Company is well positioned for continued growth and is now the largest supplier of technology and services to network operators in the region.

Market shares were well maintained and the Company retains its ambition to grow faster than the market.

Networks

Overall operator demand for mobile GSM/WCDMA network equipment and related services is estimated to have declined by more than 10 percent in 2009. At the same time consumer demand continued to grow, the number of mobile subscriptions increased to a total of almost 4.6 billion and data traffic accelerated.

Network sales were down by –3 (+10) percent to SEK 137.1 (142.0) billion. Sales for comparable units declined by 5 percent, i.e. excluding SEK 2.7 billion of sales from acquired Nortel operations. Adjusted also for currency and hedge effects, sales declined in line with the market. Lower GSM sales, particularly in high-growth markets such as China, contributed to the decline. Sales in WCDMA continued to show good growth driven by demand for mobile broadband.

GSM shipments reached their all-time-high volume in 2008. This year, Ericsson’s WCDMA sales surpassed that of GSM for the first time. WCDMA growth did not offset the GSM decline.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Mobile broadband continues to be in focus as more and more networks are being upgraded. Smartphones, netbooks and notebooks drive data traffic and revenues for operators, resulting in demand for network expansions and upgrades.

The global network coverage from WCDMA is still less than half of that of GSM. In China, the 3G licenses were awarded early 2009. Ericsson participated in China Unicom’s WCDMA rollout, the largest and fastest ever. Another achievement was the world’s largest live network upgrade in record time for Vodafone Essar in India, reaching a peak replacement rate of one radio base station every minute. India is expected to award 3G licenses in 2010.

For the next generation wireless technology, 4G/LTE, Ericsson won key contracts with Verizon, Metro PCS, NTT DoCoMo and TeliaSonera. The industry support for LTE is very strong and this technology is expected to play an important role in many markets with suitable spectrum. Ericsson is leading the transformation and convergence of the core network with the largest installed base of all-IP networks based on Softswitch and IP Multimedia System (IMS) technology.

The LTE core network is all-IP. To meet the demand for this new all-IP core, Ericsson has introduced the industry’s most comprehensive Evolved Packet Core portfolio which will support LTE network introduction. The portfolio is built on Ericsson’s existing packet core products and new functionality will be introduced through software upgrades.

The increased data traffic driven by mobile broadband continues to create demand for transmission capacity for mobile backhaul. Ericsson offers a wide range of solutions to remove bottlenecks in the transport network. Successful mobile backhaul networks were completed in Turkey, Sweden, Canada and the US in 2009. Sales of optical and microwave transmission solutions to fixed as well as mobile operators developed in line with the market.

In the fixed access area, the Company had break-in wins for fiber (GPON) connection in the Americas and in China.

Operators are evolving from legacy circuit-switched networks to all-IP, in both fixed and mobile networks, and this creates opportunities for Ericsson. A new Silicon Valley campus has been established with the intention of driving the convergence of IP and mobile networks and reaching out to new partners in mobile broadband markets. The Company remains optimistic regarding growth opportunities for all-IP networks with IP routing, IMS and transmission.

With the acquisition of the Nortel assets for CDMA and LTE, the Company strengthened its ability to serve North America’s mobile operators. The acquisition significantly expands Ericsson’s footprint in this market, particularly as operators in this region are emerging as early adopters of LTE technology. The agreement also includes certain patents and patent licenses relating to CDMA and LTE. Going forward, R&D expenses are expected to be relatively low in CDMA compared with other technologies.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Professional Services

Professional Services sales continued to show good growth, increasing by 15 (14) percent to SEK 56.1 (49.0) billion. Growth measured in local currencies amounted to 8 (13) percent. However, sales were negatively affected by the reduced scope of a managed services agreement and somewhat lower sales of project-related services, reflecting the slowdown in network sales. Managed services was one of the main drivers for the sales increase, growing by 22 (17) percent to SEK 17.4 (14.3) billion, significantly outpacing the market. More than 60 percent of revenues in Professional Services are now of a recurring nature.

As the professional services market develops, there are many opportunities for project business, but operators are also seeking longer-term partnerships for a competitive edge. Combined with an expanding managed services market, this should help sustain a healthy level of recurring business for Ericsson.

Ericsson is the clear leader in managed services and at year end 2009 Ericsson-managed network operations served over 370 (250) million users. Despite a higher proportion of managed services sales from new contracts with associated start-up costs, Professional Services’ operating margin remained in the mid-teens at 15 (16) percent. This is due to increased efficiency in the delivery organization.

Ericsson won several milestone contracts for managed services during the year. These include Sprint and Zain, the first full-scope managed services contracts in North America and Africa—not only firsts for Ericsson but also for the industry. The acquisition of Nortel’s CDMA and LTE businesses creates opportunities for synergies in the services operations in North America.

Consulting and systems integration also had encouraging developments during the year, particularly in revenue assurance and support systems transformation, exemplified by a multi-country contract for revenue assurance with Mobilkom Group of Austria and a service assurance contract with Wataniya in Algeria. Operational consulting is also an area of growth, exemplified by a contract with Claro in Guatemala (fixed and wireless).

Common challenges faced by operators today are business growth, operational efficiency and network evolution towards IP. In a converging communications world, new complexity in business models must also be added to the challenges. Services expertise and experience, in combination with technology leadership and business understanding, enable the Company to take on a prime integrator role in complex deployment and transformation projects.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Multimedia

Multimedia sales increased 5 percent for comparable units with revenue management negatively affected during the second half of the year by lower network deployments. The segment continues to have attractive prospects for sales growth to network operators and service providers and the Company is well positioned to benefit from a market rebound.

Operating margin improved to 8 (0) percent while EBITDA margin doubled to 16 percent with stringent cost control and the operational benefits of a more concentrated business, i.e. excluding PBX systems and mobile platforms, focusing on TV solutions, business support systems and revenue management.

Solution area TV performed well during 2009 in what proved to be a challenging market environment. The Company strengthened its position in the IPTV market with a number of wins for its industry-leading IMS-enabled middleware, where full systems integration and solutions delivery is also provided. The product range in the Video on Demand and Content Management area was extended and a new generation of encoding platforms was introduced, redefining the achievable limits of compression performance. Industry recognition of market leadership was reinforced by three prestigious awards at IBC: Best IPTV solution, Best Content Management solution and Best Compression solution.

As operators modernize and transform their networks to all-IP, with more and more services added, the importance of business support systems increases. Ericsson’s business support systems enable management of subscribers, provisioning of services and subscriptions, collection of usage data, charging and invoicing for services used and settlements with business partners in the service value chain. Business support systems presence was increased by leveraging the strong market position in Networks and Professional Services, especially systems integration, with a broad solutions portfolio in revenue management, provisioning and service delivery.

More than 800 million subscriptions have been activated through Ericsson’s provisioning and service delivery platforms and 1 billion subscribers are now charged and billed through Ericsson’s Revenue Management solutions. A Dynamic Discount Solution (DDS), the first telecom yield management system, was launched and deployed in a number of high-growth markets.

Ericsson advanced its leadership in mobile payment solutions and is first with a global solution to power application stores with mobile web payment capabilities. An Online Payment service was launched with great success through 60 operators in 15 markets. Ericsson was awarded the Best Transactions Provider Award—Mobile Entertainment 2009 and received a high ranking in the Forrester Messaging Wave Report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

There are opportunities for network operators and service providers to increase the value of their offerings toward consumers by taking advantage of the transformation to all-IP. Ericsson’s introduction of the two IP-based applications Rich Communication Suite and Business Communication Suite has attracted significant market interest. They enable Ericsson’s customers to provide services regardless of handset model or operating system. Ericsson also reinforced its leading position in Location Based Services with a number of new contracts. In addition, a Real Time Traffic Information service was launched in Europe and Asia.

The Company is making good progress in building a strong portfolio of applications enabling network operators and service providers to grow revenues and expand into new value chains beyond traditional telecom services. Ericsson continues to invest in new multimedia opportunities which may affect profitability on occasion. Most earlier investments are starting to pay off.

Joint Ventures

Sony Ericsson

The global handset market is believed to have declined by 10 percent in unit shipments, mainly due to weakening demand for mid- to high-end feature phones—an important segment for Sony Ericsson with its higher than average market share exposure. As a consequence, Sony Ericsson’s market share decreased from ~7 percent to less than 5 percent.

Units shipped declined by 41 percent to 57.1 (96.6) million while the average selling price increased by 3 percent to EUR 119 (116). Sales decreased by 40 percent from EUR 11.2 billion to 6.8 billion. Gross margin declined significantly year-on-year but improved during the year as benefits of cost reductions and new products started to materialize.

Income before taxes, excluding restructuring charges, was a loss of EUR 878 million. The income gradually improved during the year from an improved gross margin and reduced operating expenses. Ericsson’s share in Sony Ericsson’s income before taxes was SEK –5.7 billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

In the second half of the year, borrowing facilities of EUR 455 million were secured to improve liquidity. The parent companies guaranteed EUR 350 million of these facilities on a 50/50 basis without joint responsibility. EUR 255 million were utilized and EUR 200 million remain available as a backup facility. The net cash position was EUR 620 million at year end.

Programs initiated 2008 to lower annual operating expenses by EUR 880 million will continue, with full benefits expected in the second half of 2010. Restructuring charges are estimated to be well within the previously announced EUR 500 million.

Sir Howard Stringer, Chairman, CEO and President of SONY Corporation succeeded Carl-Henric Svanberg as Chairman of the Board and Bert Nordberg, Executive Vice President and Head of Ericsson Silicon Valley, succeeded Dick Komiyama as President and CEO.

ST-Ericsson

Proforma sales declined 25 percent from USD 3.6 billion to 2.7 billion. Sales grew progressively during the year, mainly due to good performance in Asia. The joint venture remains a key supplier to four of the five largest mobile phone manufacturers in the world.

Adjusted operating losses for the full year amounted to USD 440 million but results improved progressively during the year. The first quarter saw a proforma loss of USD 149 million. This was followed by losses of USD 165 million in the second quarter, USD 77 million in the third quarter and USD 50 million in the fourth quarter. The improvements reflect a tight control of product costs and operating expenses as well as the positive effects of cost reduction activities.

ST-Ericsson is reporting in US-GAAP. Ericsson’s share in ST-Ericsson’s income before tax, adjusted to IFRS, was SEK –1.8 billion. Adjustments for IFRS-compliance mainly consist of capitalization of R&D expenses for hardware development.

The cost reduction programs are on schedule and target USD 595 million savings per year, of which USD 250 million were achieved by end of 2009. The full effects of the cost-reduction activities are expected in the second half of 2010.

A new product roadmap for market leadership has been established by combining the strengths of parent companies STMicroelectronics and Ericsson. ST-Ericsson’s market position was further enhanced by securing leadership in the fast growing TD-SCDMA technology for the Chinese market and the announcement of a close cooperation with Nokia to deliver platforms for new smartphones.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Wireless microelectronics industry veteran Gilles Delfassy succeeded Alain Dutheil as President and CEO after the successful integration of the JV operations. Hans Vestberg succeeded Carl-Henric Svanberg as Chairman of the Board.

LEGAL AND TAX PROCEEDINGS

In the fall of 2007, Ericsson was named a defendant in three putative class action suits filed in the United States District Court for the Southern District of New York. The complaints alleged violations of US securities laws in connection with Ericsson’s October 2007 profit warning. In February 2008, the court consolidated the three class actions into one. In June 2008, Ericsson filed a motion to dismiss the complaint. In December, the court granted the motion and dismissed the case. In early January 2009, the plaintiffs appealed the decision to dismiss the case. On October 8, 2009, the Second Circuit affirmed the district court and dismissed the case. Consequently, there are no pending legal actions that relate to Ericsson’s October 2007 profit warning.

In October 2005, Ericsson filed a complaint with the European Commission requesting that it investigate and stop US-based Qualcomm’s anti-competitive conduct in the licensing of essential patents for 3G mobile technology. In November 2009, the complaints were withdrawn and the investigation closed.

Together with most of the mobile communications industry, Ericsson has been named a defendant in two class action lawsuits in the US, where plaintiffs allege that adverse health effects could be associated with mobile phone usage. The cases are currently pending in the federal court in Pennsylvania and the Superior Court of the District of Columbia. In September 2008, the federal court in Pennsylvania dismissed plaintiffs’ claims as preempted by federal law. Plaintiffs are appealing this decision to the Third Circuit Court of Appeals. The District of Columbia case is stayed pending the outcome of an appeal in a related case.

In April 2007, an Australian company, QPSX Developments Pty Ltd., filed a patent infringement lawsuit against Ericsson and other defendants in the US, alleging that Ericsson infringed a patent related to asynchronous transfer mode (ATM) technology. Currently, all of the asserted patent claims have been rejected as invalid by an examiner in the US Patent and Trademark Office in connection with a reexamination proceeding. QPSX is appealing that decision. On August 27, 2009, the court granted Ericsson’s motion to stay pending the outcome of the reexamination proceeding.

Swedish fiscal authorities have disallowed deductions for sales commission payments via external service companies to sales agents in certain countries. Most of the taxes have already been paid. The decision covering the fiscal year 1999 was appealed. In December 2006, the County Administrative Court in Stockholm rendered a

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

judgment in favor of the fiscal authorities. The Administrative Court of Appeal in Stockholm affirmed the County Administrative Court’s judgment. The judgment has been appealed to the Administrative Supreme Court.

For more information on risks related to litigations, see chapter Risk Factors.

MATERIAL CONTRACTS

Material contractual obligations are outlined in Note C33 “Contractual obligations”. These are primarily related to operating leases for office and production facilities, purchase contracts for outsourced manufacturing, R&D and IT operations, and the purchase of components for the Company’s own manufacturing.

Ericsson is party to certain agreements, which include provisions that may take effect or be altered or invalidated by a change in control of the Company as a result of a public takeover offer. However, none of the agreements currently in effect would entail any material consequence to Ericsson due to a change in control of the Company.

CORPORATE GOVERNANCE

In accordance with the Swedish Code of Corporate Governance (the Code), a separate Corporate Governance Report including an Internal Control section has been prepared. The Company is committed to complying with best-practice corporate governance standards on a global level wherever possible. This includes continued compliance with the corporate governance provisions expressed by the Code.

An ethical business

Ericsson’s Code of Business Ethics summarizes the Group’s fundamental policies and directives governing its relationships internally, with its stakeholders and with others. It also sets out how the Group works to achieve and maintain its high standards. There have been no amendments or waivers to Ericsson’s Code of Business Ethics for any Director, member of management or other employee.

Board of Directors 2009/2010

The Annual General Meeting on April 22, 2009, re-elected Michael Treschow as Chairman of the Board and Roxanne S. Austin, Sir Peter L. Bonfield, Börje Ekholm, Ulf J. Johansson, Sverker Martin-Löf, Nancy McKinstry, Anders Nyrén, Carl-Henric Svanberg, and Marcus Wallenberg as Directors of the Board. Anna Guldstrand, Jan Hedlund and Karin Åberg were appointed as union representatives with Monica Bergström, Pehr Claesson and Kristina Davidsson as deputies.

Management

In 2009, Hans Vestberg was appointed new President and CEO, succeeding Carl-Henric Svanberg as of January 1, 2010. The President and CEO is supported by the Group Management Team which, in addition to the President and CEO, consists of heads of Group Functions and heads of business units.

A management system is implemented to ensure that the business is well managed and able to fulfill the objectives of major stakeholders within established risk limits. The system also monitors internal control and compliance with applicable laws, listing requirements and governance codes.

Remuneration

Fees to the members of the Board of Directors and the remuneration of management as well as the 2009 guidelines for remuneration to senior management are reported in Notes to the Consolidated Financial Statements—Note C29, “Information Regarding Members of the Board of Directors, the Management and Employees”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

As of December 31, 2009, there were no loans outstanding from and no guarantees issued to or assumed by Ericsson for the benefit of any member of the Board of Directors or senior management.

All relevant information regarding remuneration can be found in chapter Remuneration Report.

The Board of Directors’ proposal for guidelines for remuneration to senior management

The Board of Directors proposes the following guidelines for remuneration and other employment terms for the senior management for the period up to the 2011 Annual General Meeting. Compared to the guidelines resolved by the 2009 Annual General Meeting, these guidelines have been restructured and rephrased to better demonstrate the basic principles for remuneration within the Ericsson Group.

Details of how we deliver on our principles and policy, including information on previously decided long-term variable remuneration that has not yet become due for payment, can be found in the Remuneration Report and in Note C29, “Information regarding Members of the Board of Directors, the Management and Employees” in the Annual Report 2009.

2010 Remuneration Policy

Remuneration at Ericsson is based on the principles of performance, competitiveness and fairness. These principles and good practice in Sweden guide our policy to:

•	Attract and retain highly competent, performing and motivated people that have the ability, experience and skill to deliver on the Ericsson strategy.

•	Encourage behavior consistent with Ericsson’s culture and core values of professionalism, respect and perseverance.

•	Ensure fairness in reward by delivering total remuneration that is appropriate but not excessive.

•	Ensure a total compensation mix of fixed and variable remuneration and benefits that reflects the Company´s principles and is competitive where Ericsson competes for talent.

•	Encourage variable remuneration which, first, aligns employees with clear and relevant targets, second, reinforces performance and, third, enables flexible remuneration costs.

•	Ensure that all variable remuneration plans have maximum award and vesting limits.

•	Encourage employees to deliver sustained performance and build up a personal shareholding in Ericsson, aligning the interests of shareholders and employees.

•	Communicate clearly to both employees and shareholders how Ericsson translates remuneration principles and policy into practice.

Group Management

For senior management consisting of the Executive Leadership Team, including the President and CEO, in the following referred to as the “Group Management”, total remuneration consists of fixed salary, short- and long-term variable remuneration, pension and other benefits. Furthermore, the following guidelines apply for Group Management:

•

Variable remuneration is through cash and stock-based programs awarded against specific business targets derived from the long-term business plan approved by the Board of Directors. Targets may include financial targets at either corporate or unit level, operational targets, employee motivation targets and customer satisfaction targets.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

•

With the current composition of Group Management, the Company’s cost during 2010 for the variable remuneration of Group Management can, at a constant share price, amount to between 0 and 140 percent of the aggregate fixed salary cost, all excluding social security costs.

•	All benefits, including pension benefits, follow the competitive practice in the home country taking total compensation into account. The retirement age is normally 60 to 65 years of age.

•

By way of exception, additional arrangements can be made when deemed required. Such additional arrangement shall be limited in time and shall not exceed a period of 36 months and two times the remuneration that the individual concerned would have received had no additional arrangement been made.

•

The mutual notice period may be no more than six months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months fixed salary is paid. Notice of termination given by the employee due to significant structural changes, or other events that in a determining manner affect the content of work or the condition for the position, is equated with notice of termination served by the Company.

SUSTAINABILITY AND CORPORATE RESPONSIBILITY

The Company has implemented strong social, environmental and ethical standards supporting risk management and value creation. This commitment generates positive business impacts that benefit society.

Ericsson’s approach to Sustainability and Corporate Responsibility (CR) is integrated into its core business operations and in its relationships with stakeholders. The Board of Directors considers these aspects in governance decision-making. Group level policies and directives ensure consistency across global operations.

Ericsson publishes an annual Sustainability and CR Report which provides additional information.

Minimizing risk

Responsible business practices

Ericsson supports the UN Global Compact and endorses its ten principles regarding human and labor rights, anti-corruption and environmental protection. The Ericsson Group Management System includes policies and directives that cover responsible business practices, such as the Code of Business Ethics, Code of Conduct (CoC), anti-corruption and environmental management. It is reinforced by training, workshops and monitoring, including a global assessment program run by an external assurance provider in which CR criteria represent approximately 20 percent of the total areas assessed.

Supply chain

Suppliers must comply with Ericsson’s CoC and Environmental Requirements. The Company performs regular audits and works with suppliers to ensure measurable and continuous improvements. Priorities from a risk model include network roll- out, tower manufacturing and logistics. Findings are followed up to ensure that lasting improvements are made. One common finding is suppliers’ insufficient routines for ensuring compliance to the CoC requirements in their supply chain.

Design for Environment

Controls are in place to ensure compliance with environmental regulations, e.g. the EU regulation for Registration, Evaluation, Authorization and restriction of Chemicals (REACH). Ericsson’s List of Banned and Restricted Substances was updated in 2009. The Company has to date produced more than 10 million lead-free soldered printed board assemblies with reliability equal to lead-soldered boards.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Take-back

Ericsson Ecology Management and Product Take-back is a global initiative to take responsibility of products at the end of their life. Close to 100 percent of decommissioned equipment is recycled, exceeding the Waste from Electronic and Electrical Equipment Directive (WEEE) stipulation of 75 percent. During 2009 more than 5,300 tons were collected.

Radio waves and health

Ericsson provides public information on radio waves and health, and supports independent research to further increase knowledge in this area. Ericsson currently co-sponsors about 40 ongoing research projects related to electromagnetic fields, radio waves and health; over 90 studies have been supported since 1996. Independent expert groups and public health authorities, including the World Health Organization, have reviewed the total amount of research and consistently concluded that the balance of evidence does not demonstrate any health effects associated with radio wave exposure from either mobile phones or radio base stations.

Creating value

The environmental opportunity

Information and Communication Technology (ICT) represents about two percent of global CO2 emissions, but can potentially offset a significant portion of the remaining 98 percent from other sectors. Ericsson takes active measures to ensure that its own carbon footprint will be reduced. A carbon footprint reduction target was set in 2008 to reduce emissions relative to products sold by 40 percent over five years, from in-house activities and the life-cycle impacts of products. In 2009, Ericsson exceeded the annual 10 percent reduction target by:

•

A 20 percent reduction in direct emissions from Ericsson activities, through reducing product weight, increasing the share of surface mode transports to 60 percent, and by reducing business travel by approximately 10 percent globally. This led to a 200,000 ton CO2 reduction.

•

A 15 percent reduction in indirect emissions from products in operation was achieved. Reducing the energy consumption of products sold will lead to a 3.5 million ton CO2 reduction over the product lifetime.

In addition, part of Ericsson’s sustainability strategy is to focus on the role that broadband can play in helping to offset global CO2 emissions. In 2009, Ericsson focused on sustainable city solutions, and partnered with WWF Sweden to assess the positive impact that ICT has in the creation of low-carbon economies, co-publishing recommendations for policy makers.

Sony Ericsson launched its Greenheart phone, with an in-phone manual, recycled plastics, energy efficient display and waterbased paints decreasing the overall CO2 emissions of the phone by 15 percent.

Meeting the Millennium Development Goals

Mobile connectivity fuels economic growth, which is particularly vital for the billions of people living at the base of the economic pyramid—the markets of the future. Ericsson is committed to using its technology and competence to help achieve the UN Millennium Development Goals (MDGs), and customer engagement is part of its strategy to meet this aim.

In 2009, a monitoring and evaluation study, conducted in cooperation with Columbia University, revealed that access to mobile communications in the Millennium Villages has concretely contributed to the achievement of the MDGs. It also showed that mobile applications are especially well suited for collecting information and monitoring critical areas such as health, education, security and small business development.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Ericsson Response

Ericsson Response is a global employee volunteer initiative to rapidly roll out communication solutions and provide telecoms experts to assist disaster relief operations. Ericsson Response cooperates with the UN Office for the Coordination of Humanitarian Affairs, the UN World Food Programme and the International Federation of Red Cross and Red Crescent Societies (IFRC).

In 2009, support was provided to relief workers in saving children in Southern Sudan and after heavy flooding in Panama. Continued support was given to the UN in establishing operations in the Central African Republic and in the Democratic Republic of Congo.

In recognition of performance

The Millennium Villages Project received a Global Telecoms Business Innovation Award.

Ericsson China was named the “China Green Benchmark Company” for the second year in a row. Ericsson was also recognized as the “Green Pioneer” at the 2009 “Korea-EU Industrial Cooperation Day”. In the UK Brand Emissions Leaders survey, Ericsson was named one of the brand leaders in reducing its carbon emissions.

RISK MANAGEMENT

Ericsson’s Board of Directors is actively engaged in the Company’s risk management. Risks related to set long-term objectives are discussed and strategies formally approved by the Board as part of the annual strategy process. Risks related to annual targets for the Company are also reviewed by the Board and then monitored continuously during the year.

Operational risk management is integrated within the Ericsson Group Management System to ensure effectiveness, efficiency, business continuity and compliance with corporate governance, legal and other requirements. Certain transactional risks require specific Board approval, e.g. material acquisitions, management remuneration, borrowing or customer finance in excess of pre-defined limits.

For more information on risks related to Ericsson’s business, see chapter Risk Factors.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Strategic and tactical risks

In the annual strategy and target setting process, objectives are set for the next five years, risks and opportunities are assessed and strategies are developed to achieve the objectives. To ensure that actions are taken to realize the strategies, focus areas are identified in target setting and planning for the coming year.

In 2009, the general economic downturn in 2008–2009 and the consequences for the business were assessed in relation to both strategy and target setting. For the setting of long-term objectives, important industry and market fundamentals were analyzed and risks and opportunities evaluated. Near-term, a continued focus on cost management and a strong liquidity were emphasized due to the increased difficulties of forecasting customer demand.

Risks and opportunities were identified and analyzed in the following balanced scorecard perspectives:

Financial perspective

•

Top line growth: the decline caused by reduction in 2G spend has yet to be offset by growth in 3G and LTE driven by data traffic in mobile broadband networks. Ericsson will focus on converged solutions, IMS, multi-standard radios and services plus opportunities in transmission and evolved EDGE.

•

Margin improvement: addressed by platform consolidation, software reuse, reduced number of sites and rapid transformation of transferred managed services operations and integration of acquired Nortel units.

•	Cash flow: continued focus on working capital improvements. A strong cash position is deemed important for flexibility to execute on potential market opportunities.

•	JVs: continued cooperation with JVs and co-owners needed to make them profitable again as soon as possible.

Customer perspective

•

Convergence of the telecom, datacom and media industries results in new forms of competition and customers. Ericsson will focus on competitive offerings for mobile broadband, converged core solutions, network management systems and systems integration.

•

The competitive landscape is constantly changing, as consolidation continues among customers and vendors. Continued investments in R&D for premium, cost-effective and future-proof solutions are essential. Customer intimacy for network planning and migration is key for forging customer partnerships.

•

Ericsson’s installed base is an important asset for sales of upgrades, network convergence and systems integration. Now also Nortel’s US customer base is added, providing additional opportunities in CDMA and LTE.

•	Continuous follow-up of quality of delivered products and services to be maintained to ensure customer satisfaction.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Market position perspective

•	Continued strong competition in the market is addressed through cost reductions and premium end-to-end solutions, based on continued leadership in R&D and services.

•	Market leadership is being safeguarded through rapid technological development and establishment of a key player position in network transformation—IP, mobile broadband, multimedia and consulting.

•	Backhaul demand is growing, driven by strong data traffic. Ericsson will seize this opportunity by harvesting its leading microwave position.

•

The Company will also leverage the broader product portfolio created through acquisitions, promote OneVoice and IMS for LTE networks, and continue its strong Design for Environment program to lower operators’ cost of ownership and drive a positive environmental impact.

•	The Company will capitalize on the dramatic improvement of its US footprint and its Silicon Valley presence.

•

The joint ventures will need to execute their restructuring programs and also address multiple operating systems and new market players, e.g. Google/Android. Sony Ericsson will focus its product portfolio more on high-end handsets.

Operations and people perspectives

•	Restructuring and other activities have been defined for margin protection, including industrialization of managed services.

•	Continued focus in R&D on shortened lead times for product/solution development.

•	Increased flexibility and responsiveness will be achieved through efforts to shorten lead times also for delivery of hardware and software.

•	The Company must ensure it has top competence in key technology areas and systems integration.

•	Empowerment and remuneration are important aspects to continue to be a competitive and attractive employer.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Operational and financial risks

Operational risks are owned and managed by operational units. Risk management is embedded in various process controls, such as decision tollgates and approvals. Certain cross-process risks, such as information security/IT, corporate responsibility and business continuity as well as insurable risks are centrally coordinated. Financial risk management is governed by a Group policy and carried out by the Treasury and Customer Finance functions, both supervised by the Finance Committee of the Board of Directors. The policy governs risk exposures related to foreign exchange, liquidity/ financing, interest rates, credit risk and market price risk in equity instruments. For further information on financial risk management, see Notes to the Consolidated Financial Statements – Note C14, “Trade Receivables and Customer Finance”, Note C19, “Interest-Bearing Liabilities” and Note C20, “Financial Risk Management and Financial Instruments”.

Compliance risks

Ericsson has implemented Group policies and directives to ensure compliance with applicable laws and regulations, including a Code of Business Ethics. Risk management is integrated in the Company’s business processes. Policies and controls are implemented to ensure compliance with financial reporting standards and stock market regulations, e.g. the US Sarbanes-Oxley Act.

Monitoring and audits

Company management monitors the compliance with policies, directives and processes through internal self-assessment within all units. This is complemented by internal and external audits. External financial audits are performed by PricewaterhouseCoopers, and ISO/management system audits by Det Norske Veritas, DNV.

PARENT COMPANY

The Parent Company business consists mainly of corporate management, holding company functions and internal banking activities as well as customer credit management, performed on a commission basis by Ericsson Credit AB.

The Parent Company is the owner of a substantial part of Ericsson’s intellectual property rights. It manages the patent portfolio, including patent applications, licensing and cross-licensing of patents and defending of patents in litigations.

The Parent Company has 6 (7) branch offices. In total, the Group has 65 (62) branch and representative offices.

Financial information

Net sales for the year amounted to SEK 0.3 (5.1) billion and income after financial items was SEK 8.1 (19.4) billion.

Effective January 1, 2009, the right to all license revenues from third parties related to patent licenses was transferred to Ericsson AB, a wholly owned subsidiary, and consequently net sales in 2009 were insignificant compared to 2008. TEMS SWEDEN AB was sold during the year.

Exports accounted for 100 (70) percent of net sales. The Parent Company had no sales in 2009 or 2008 to subsidiaries, while 45 (46) percent of total purchases of goods and services were from such companies.

Major changes in the Parent Company’s financial position for the year include:

•	Investments in the joint venture ST-Ericsson of SEK 8.6 billion.

•	Decreased current and non-current receivables from subsidiaries of SEK 10.1 billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

•	Decreased other current receivables of SEK 2.0 billion.

•	Increased cash, cash equivalents and short-term investments of SEK 3.2 billion.

•	Increased current and non-current liabilities to subsidiaries of SEK 5.0 billion.

•	Decreased other current liabilities of SEK 7.4 billion.

At year end, cash, cash equivalents and short-term investments amounted to SEK 62.4 (59.2) billion.

Share information

In the second quarter, as decided by the Board of Directors with authorization from the Annual General Meeting, a stock issue and a subsequent repurchase was made for the share-based employee remuneration program. 27 million Class C shares were issued and later repurchased as treasury stock. The shares were converted into Class B shares. The quotient value of the repurchased shares was SEK 135.0 million, representing less than 1 percent of capital stock, and the acquisition cost was SEK 135.1 million.

As per December 31, 2009, the total number of shares was 3,273,351,735, of which 261,755,983 Class A shares, each carrying one vote, and 3,011,595,752 Class B shares, each carrying one-tenth of one vote. The two largest shareholders at year end were Investor and Industrivärden holding 19.33 and 13.62 percent respectively of the voting rights in the Parent Company.

In accordance with the conditions of the Long-Term Variable Remuneration Program (LTV) for Ericsson employees, 9,087,564 treasury shares were sold or distributed to employees in 2009. The quotient value of these shares was SEK 45.4 million, representing less than 1 percent of capital stock, and compensation received amounted to SEK 213.2 million. The holding of treasury stock at December 31, 2009, was 78,978,533 Class B shares. The quotient value of these shares is SEK 394.9 million, representing 2 percent of capital stock, and the related acquisition cost amounts to SEK 672.4 million.

Proposed disposition of earnings

The Board of Directors proposes that a dividend of SEK 2.00 (1.85 in 2008) per share be paid to shareholders duly registered on the record date April 16, 2010, and that the Parent Company shall retain the remaining part of non-restricted equity. The Class B treasury shares held by the Parent Company are not entitled to receive a dividend. Assuming that no treasury shares remain on the record date, the Board of Directors proposes that earnings be distributed as follows:

Amount to be paid to the shareholders	SEK 6,546,703,470
Amount to be retained by the Parent Company	SEK 35,406,164,930

Total non-restricted equity of the Parent Company	SEK 41,952,868,400

As a basis for its dividend proposal, the Board of Directors has made an assessment in accordance with Chapter 18, Section 4 of the Swedish Companies Act of the Parent Company’s and the Group’s need for financial resources as well as the Parent Company’s and the Group’s liquidity, financial position in other respects and long-term ability to meet their commitments. The Group reports an equity ratio of 52 (50) percent and a net cash amount of SEK 36.1 (34.7) billion.

The Board of Directors has also considered the Parent Company’s result and financial position and the Group’s position in general. In this respect, the Board of Directors has taken into account known commitments that may have an impact on the financial positions of the Parent Company and its subsidiaries.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

The proposed dividend does not limit the Group’s ability to make investments or raise funds, and it is our assessment that the proposed dividend is well-balanced considering the nature, scope and risks of the business activities as well as the capital requirements for the Parent Company and the Group.

POST-CLOSING EVENTS

In an auction on November 25, 2009, Ericsson acquired certain assets relating to Nortel’s GSM business in North America for a cash purchase price of USD 70 million. Closing is expected by March 31, 2010, subject to approval by US and Canadian bankruptcy courts and satisfying normal regulatory conditions.

On January 12, 2010, Ericsson announced an agreement to acquire Pride Spa, an Italian systems integration company with approximately 1,000 employees.

On January 18, 2010, the Company appointed Rima Qureshi and Magnus Mandersson as heads of business unit CDMA and Global Services respectively. Both are members of the Executive Leadership Team.

In January 2010, as per the trust’s funding requirements, the Company made an employer contribution payment of SEK 730 million to the Swedish pension trust fund.

On February 8, 2010, the Company announced the appointment of Mats H. Olsson and Angel Ruiz as members of the Executive Leadership Team as well as a reorganization of its 23 market units into ten regions.

On March 31, 2010, Ericsson announced that Marita Hellberg, Senior Vice President and Head of Group Function Human Resources and Organization will take over as Head of Human Resources of Ericsson’s new region China and North East Asia from July 1st.

On April 1, 2010 Ericsson announced that the acquisition of substantially all the assets of Nortel’s GSM business had been completed, effective March 31. The closing follows the announcement on November 25, 2009, that Ericsson had entered into an asset purchase agreement for the assets of Nortel’s GSM business in North America.

On April 21, 2010, the Company announced that it had entered into a share purchase agreement to acquire Nortel’s majority shareholding (50%+1 share) in LG-Nortel, the joint venture of LG Electronics and Nortel Networks. Purchase price is USD 242 million on a cash and debt free basis. The transaction is subject to customary regulatory approvals.

BOARD ASSURANCE

The Board of Directors and the President declare that the consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB, and give a fair view of the Group’s financial position and results of operations. The financial statements of the Parent Company have been prepared in accordance with generally accepted accounting principles in Sweden and give a fair view of the Parent Company’s financial position and results of operations.

The Board of Directors’ Report for the Ericsson Group and the Parent Company provides a fair view of the development of the Group’s and the Parent Company’s operations, financial position and results of operations and describes material risks and uncertainties facing the Parent Company and the companies included in the Group.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Telefonaktiebolaget LM Ericsson (publ)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders equity and cash flows present fairly, in all material respects, the financial position of Telefonaktiebolaget LM Ericsson and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in item 15(b) of the Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

As described in Management’s Report on Internal Control Over Financial Reporting included in Item 15 (b), management has excluded Nortel from its assessment of internal control over financial reporting as of December 31, 2009 because it was acquired by the Company in a purchase business combination on November 13, 2009. We have also excluded Nortel from our audit of internal control over financial reporting.

The Nortel operation is part of the Network segment whose total assets and total revenues represent 0,6% and 1,3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2009.

Stockholm, April 21, 2010

PricewaterhouseCoopers AB

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

CONSOLIDATED INCOME STATEMENT

Years ended December 31, SEK million	Notes	2009	2008	2007
Net sales	C3, C4	206,477	208,930	187,780
Cost of sales		–136,278	–134,661	–114,059

Gross income		70,199	74,269	73,721
Gross margin %		34.0%	35.5%	39.3%

Research and development expenses		–33,055	–33,584	–28,842

Selling and administrative expenses		–26,908	–26,974	–23,199

Operating expenses		–59,963	–60,558	–52,041

Other operating income and expenses	C6	3,082	2,977	1,734

Operating income before shares in earnings of joint ventures and associated companies		13,318	16,688	23,414
Operating margin before shares in earnings of joint ventures and associated companies (%)		6.5%	8.0%	12.5%

Share in earnings of joint ventures and associated companies	C12	–7,400	–436	7,232

Operating income		5,918	16,252	30,646
Financial income	C7	1,874	3,458	1,778
Financial expenses	C7	–1,549	–2,484	–1,695

Income after financial items		6,243	17,226	30,729
Taxes	C8	–2,116	–5,559	–8,594

Net income		4,127	11,667	22,135

Net income attributable to:
Stockholders of the Parent Company		3,672	11,273	21,836
Minority interest		455	394	299

Other information
Average number of shares, basic (million)1)	C9	3,190	3,183	3,178
Earnings per share attributable to stockholders of the Parent Company, basic (SEK)1) 2)	C9	1.15	3.54	6.87
Earnings per share attributable to stockholders of the Parent Company, diluted (SEK)1) 2)	C9	1.14	3.52	6.84

1)	A reverse split 1:5 was made in June 2008. Comparative figures are restated accordingly.
2)	Based on Net income attributable to stockholders of the Parent Company.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Years ended December 31, SEK million	Notes	2009	2008	2007
Net income		4,127	11,667	22,135

Other comprehensive income
Actuarial gains and losses, and the effect of the asset ceiling, related to pensions	C16	–605	–4,015	1,208
Revaluation of other investments in shares and participations Fair value remeasurement	C16	–2	–7	2
Cash Flow hedges
Gains/losses arising during the period	C16	672	–5,080	584
Reclassification adjustments for gains/losses included in profit or loss	C16	3,850	1,192	–1,390
Adjustments for amounts transferred to initial carrying amount of hedged items	C16	–1,029	—	—
Changes in cumulative translation adjustments	C16	–1,361	8,528	–797
Tax on items relating to components of OCI	C16	–1,040	2,330	–73

Total other comprehensive income		485	2,948	–466

Total comprehensive income		4,612	14,615	21,669

Total Comprehensive Income attributable to:
Stockholders of the Parent Company		4,211	13,988	21,371
Minority interest		401	627	298

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

CONSOLIDATED BALANCE SHEET

December 31, SEK million	Notes	2009	2008
ASSETS
Non-current assets
Intangible assets	C10
Capitalized development expenses		2,079	2,782
Goodwill		27,375	24,877
Intellectual property rights, brands and other intangible assets		18,739	20,587

Property, plant and equipment	C11, C26, C27	9,606	9,995
Financial assets
Equity in joint ventures and associated companies	C12	11,578	7,988
Other investments in shares and participations	C12	256	309
Customer finance, non-current	C12	830	846
Other financial assets, non-current	C12	2,577	4,917
Deferred tax assets	C8	14,327	14,858

		87,367	87,159
Current assets
Inventories	C13	22,718	27,836

Trade receivables	C14	66,410	75,891
Customer finance, current	C14	1,444	1,975
Other current receivables	C15	15,146	17,818

Short-term investments	C20	53,926	37,192
Cash and cash equivalents	C25	22,798	37,813

		182,442	198,525
Total assets		269,809	285,684

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	C16	139,870	140,823
Minority interest in equity of subsidiaries	C16	1,157	1,261

		141,027	142,084
Non-current liabilities
Post-employment benefits	C17	8,533	9,873
Provisions, non-current	C18	461	311
Deferred tax liabilities	C8	2,270	2,738
Borrowings, non-current	C19, C20	29,996	24,939
Other non-current liabilities		2,035	1,622

		43,295	39,483
Current liabilities
Provisions, current	C18	11,970	14,039
Borrowings, current	C19, C20	2,124	5,542
Trade payables	C22	18,864	23,504
Other current liabilities	C21	52,529	61,032

		85,487	104,117
Total equity and liabilities1)		269,809	285,684

1)	Of which interest-bearing liabilities and post-employment benefits SEK 40,653 million (SEK 40,354 million in 2008).

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

CONSOLIDATED STATEMENT OF CASH FLOWS

January–December, SEK million	Notes	2009	2008	2007
Operating activities
Net income		4,127	11,667	22,135
Adjustments to reconcile net income to cash	C25	16,856	14,318	7,172

		20,983	25,985	29,307

Changes in operating net assets
Inventories		5,207	–3,927	–445
Customer finance, current and non-current		598	549	365
Trade receivables		7,668	–11,434	–7,467
Trade payables		–3,522	4,794	–1,558
Provisions and post-employment benefits		–2,950	3,830	–4,401
Other operating assets and liabilities, net		–3,508	4,203	3,409

		3,493	–1,985	–10,097

Cash flow from operating activities		24,476	24,000	19,210

Investing activities
Investments in property, plant and equipment	C11	–4,006	–4,133	–4,319
Sales of property, plant and equipment		534	1,373	152
Acquisitions of subsidiaries and other operations	C25, C26	–19,321	–74	–26,292
Divestments of subsidiaries and other operations	C25, C26	1,239	1,910	84
Product development	C10	–1,443	–1,409	–1,053
Other investing activities		2,606	944	396
Short-term investments		–17,071	–7,155	3,499

Cash flow from investing activities		–37,462	–8,544	–27,533

Cash flow before financing activities		–12,986	15,456	–8,323

Financing activities
Proceeds from issuance of borrowings		14,153	5,245	15,587
Repayment of borrowings		–9,804	–4,216	–1,291
Sale of own stock and options exercised		69	3	94
Dividends paid		–6,318	–8,240	–8,132
Other financing activities		199	–	–

Cash flow from financing activities		–1,701	–7,208	6,258

Effect of exchange rate changes on cash		–328	1,255	406
Net change in cash		–15,015	9,503	–1,659

Cash and cash equivalents, beginning of period		37,813	28,310	29,969

Cash and cash equivalents, end of period	C25	22,798	37,813	28,310

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Capital stock	Additional paid in capital	Revaluation of other investments in shares and participations	Cash flow hedges	Cumulative translation adjustments	Retained earnings	Stockholders’ equity	Minority interests	Total equity
January 1, 2009	16,232	24,731	–1	–2,356	2,124	100,093	140,823	1,261	142,084

Total comprehensive income	—	—	–3	2,434	–1,461	3,241	4,211	401	4,612

Transactions with owners
Stock issue	135	—	—	—	—	—	135	—	135
Sale of own shares	—	—	—	—	—	75	75	—	75
Repurchase of own shares	—	—	—	—	—	–135	–135	—	–135
Stock Purchase and Stock Option Plans	—	—	—	—	—	658	658	—	658
Dividends paid	—	—	—	—	—	–5,897	–5,897	–421	–6,318
Business combinations	—	—	—	—	—	—	—	–84	–84

December 31, 2009	16,367	24,731	–4	78	663	98,035	139,870	1,157	141,027

January 1, 2008	16,132	24,731	5	307	–6,345	99,282	134,112	940	135,052

Total comprehensive income	—	—	–6	–2,663	8,469	8,188	13,988	627	14,615

Transactions with owners
Stock issue	100	—	—	—	—	—	100	—	100
Sale of own shares	—	—	—	—	—	88	88	—	88
Repurchase of own shares	—	—	—	—	—	–100	–100	—	–100
Stock Purchase and Stock Option Plans	—	—	—	—	—	589	589	—	589
Dividends paid	—	—	—	—	—	–7,954	–7,954	–286	–8,240
Business combinations	—	—	—	—	—	—	—	–20	–20

December 31, 2008	16,232	24,731	–1	–2,356	2,124	100,093	140,823	1,261	142,084

January 1, 2007	16,132	24,731	3	877	–5,569	83,939	120,113	782	120,895

Total comprehensive income	—	—	2	–570	–776	22,715	21,371	298	21,669

Transactions with owners
Sale of own shares	—	—	—	—	—	62	62	—	62
Stock Purchase and Stock Option Plans	—	—	—	—	—	509	509	—	509
Dividends paid	—	—	—	—	—	–7,943	–7,943	–189	–8,132
Business combinations	—	—	—	—	—	—	—	49	49

December 31, 2007	16,132	24,731	5	307	–6,345	99,282	134,112	940	135,052

ERICSSON ANNUAL REPORT ON FORM 20-F 2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

C1    SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements comprise Telefonaktiebolaget LM Ericsson, the Parent Company, and its subsidiaries (“the Company”) and the Company’s interests in joint ventures and associated companies. The Parent Company is domiciled in Sweden at Torshamnsgatan 23, SE-164 83 Stockholm.

The consolidated financial statements for the year ended December 31, 2009, have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and RFR 1.2 “Additional rules for Group Accounting”, related interpretations issued by the Swedish Financial Reporting Board (Rådet för Finansiell Rapportering), and the Swedish Annual Accounts Act. Further, the Company’s financial statements are prepared in accordance with IFRS as issued by IASB.

The financial statements were approved by the Board of Directors on February 26, 2010. The balance sheets and income statements are subject to approval by the annual meeting of shareholders.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New standards, amendments of standards and interpretations, effective as from January 1, 2009, changing presentation or disclosure:

•

IAS 1 (Revised), “Presentation of Financial Statements”. The revised standard requires all non-owner changes in equity to be shown in a performance statement. The Company therefore presents two statements, the Income Statement and a Statement of Comprehensive Income. Also, to improve the understanding of the Company’s financial performance, a new subtotal line has been added in the Income Statement, “Operating income before share in earnings of joint ventures and associated companies”. This is to distinguish between operating income from operations consolidated and from shares in earnings of joint ventures and associated companies accounted for using the equity method.

•

IFRS 7 “Financial instruments—Disclosures” (amendment). The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosure, there is no impact on earning per share.

•

IFRS 8 “Operating Segments”. This standard replaces IAS 14 “Segment Reporting” and requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting to the Chief Operating Decision Maker (CODM). In Ericsson, the Group Management Team is defined as the CODM function. The new standard has not resulted in any changes of the reportable segments, except for changes in the content of disclosures in note C3 Segment Information.

New standards, amendments of standards and interpretations, effective as from January 1, 2009, changing financial result and position and disclosures:

•

IFRS 2 (amendment), “Share-based payment” deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services. In the period when an employee takes a refund of previously made contributions (and stops making further contributions) all remaining compensation expense is recognized. Non-vesting conditions would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. The amendment has not had a material impact on the Company’s financial statements.

•

Revised IAS 23, “Borrowing Costs” and “Improvements to IFRSs”, (May 2008). In respect of borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009, the Company capitalizes borrowing costs directly attributable to the acquisition, design, construction or production of a qualifying asset as part of the cost of that asset. Previously the Company immediately recognized all borrowing costs as an expense. The change in IAS 23 has not had a material impact on the Company’s financial statements. Any capitalization of borrowing costs would normally relate to internally generated intangible assets (see note C10).

The following amendments and IFRIC:s have not had any material impact on the Company’s financial statements:

•	IAS 32 and IAS 1 (Amendments) “Puttable Financial Instruments” and “Obligations Arising on Liquidation”.

•	IAS 39 (Amendment) “Financial instruments: Recognition and Measurement—Eligible hedged Items.”

•	Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Amendments to IFRIC Interpretation 9 and IAS 39. Reassessment of Embedded Derivatives.

•	IFRIC 13 “Customer Loyalty Programmes” addresses the accounting by companies that operate, or otherwise participate in, customer loyalty programmes for their customers.

•	IFRIC 15 “Agreements for Construction of Real Estate”. In note C4 Net Sales the Company discloses the split between revenue related to IAS 11 and IAS 18.

•	IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”.

•	IFRIC 18 “Transfers of Assets from Customers”.

•	Improvements to IFRSs, published in May 2008 and effective from January 1, 2009

•	Improvements to IFRSs, published in April 2009 and effective from January 1, 2010.

For information on “New standards and interpretations not yet adopted” please see page 65.

Changes in financial reporting structure

The joint venture ST-Ericsson was formed on February 3, 2009. By merging STMicroelectronics’ wireless business and Ericsson Mobile Platforms, a large company in the semiconductor industry was created. ST-Ericsson is reported as a separate operating segment, accounted for using the equity method.

Definition of Other comprehensive income (OCI)

OCI comprises items of income and expense (including reclassification adjustments) that are not recognized in the income statement as required or permitted by IFRS. See also comments under IAS 1 above.

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

Basis of consolidation

The consolidated financial statements are prepared in accordance with the purchase method. Accordingly, consolidated stockholders’ equity includes equity in subsidiaries, joint ventures and associated companies earned only after their acquisition.

Subsidiaries are all companies in which Ericsson has an ownership interest, directly or indirectly, including effective potential voting rights, has the power to govern the financial and operating policies generally associated with ownership of more than one half of the voting rights or in which Ericsson by agreement has control. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and any unrealized income and expense arising from intra-group transactions are fully eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Business combinations

At the acquisition of a business, the cost of the acquisition, being the purchase price, is measured as the fair value of the assets given, and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The acquisition cost is allocated to acquired assets, liabilities and contingent liabilities based upon appraisals made, including assets that were not recognized on the acquired entity’s balance sheet, for example intangible assets such as customer relations, brands and patents. Goodwill arises when the purchase price exceeds the fair value of recognizable acquired net assets. Final amounts must be established within one year after the transaction date at the latest.

Minority interest

The Company treats transactions with minority interests as transactions with external parties. Disposals of minority interests are recognized as gains and losses in the income statement. Purchases from minority interests result in goodwill if there is a difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

Joint ventures and associated companies

Investments in joint ventures and associated companies, i.e. where voting stock interest, including effective potential voting rights, is at least 20 percent but not more than 50 percent, or where a corresponding influence is obtained through agreement, are accounted for in accordance with the equity method. Under the equity method, the investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

Ericsson’s share of income before taxes is reported in item “Share in earnings of joint ventures and associated companies”, included in Operating Income. This is due to that these interests are held for operating rather than investing or financial purposes. Ericsson’s share of income taxes related to joint ventures and associated companies is reported under the line item Taxes in the income statement.

Unrealized gains on transactions between the Company and its associated companies and joint ventures are eliminated to the extent of the Company’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Shares in earnings of joint ventures and associated companies included in consolidated equity which are undistributed are reported in Retained earnings in the balance sheet.

Impairment testing as well as recognition or reversal of impairment of investments in each joint venture is performed in the same manner as for intangible assets other than goodwill. The entire carrying amount of each investment, including goodwill, is tested as a single asset. See also description under “Intangible assets other than goodwill” below.

Foreign currency remeasurement and translation

Items included in the financial statements of each entity of the Company are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Swedish Krona (SEK), which is the Parent Company’s functional and presentation currency.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, unless deferred in OCI under the hedge accounting practices as described below.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in OCI.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss.

Group companies

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates; and

•	all resulting net exchange differences are recognized as a separate component of OCI.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are accounted for in OCI. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in OCI are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

There is no significant impact due to a currency of a hyperinflationary economy.

Statement of cash flows

The statement of cash flow is prepared in accordance with the indirect method. Cash flows in foreign subsidiaries are translated at the average exchange rate during the period. Payments for subsidiaries acquired or divested are reported as cash flow from investing activities, net of cash and cash equivalents acquired or disposed of, respectively.

Cash and cash equivalents consist of cash, bank, and short-term investments that are highly liquid monetary financial instruments with a remaining maturity of three months or less at the date of acquisition.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue recognition

The Company offers a comprehensive portfolio of telecommunication and data communication systems, multimedia solutions and professional services, covering a range of technologies.

The contracts are of four main types:

•	delivery-type.

•	contracts for various types of services, for example multi-year managed services contracts.

•	license agreements for the use of the Company’s technology or intellectual property rights, not being a part of another product.

•	construction-type.

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

Definitions of contract types and related more specific revenue recognition criteria

Different revenue recognition methods, based on either IAS 18 “Revenue” or IAS 11 “Construction contracts”, are applied based on the solutions provided to customers, the nature and sophistication of the technology involved and the contract conditions in each case.

The contract types that are accounted for in accordance with IAS 18 are:

•

Delivery-type contracts, i.e. contracts for delivery of a product or a combination of products to form a whole or a part of a network as well as delivery of stand-alone products. Medium-size and large delivery type contracts generally include multiple elements. Such elements are normally standardized types of equipment or software as well as services, such as network rollout.

Revenue is recognized when risks and rewards have been transferred to the customer, normally stipulated in the contractual terms of trade. For delivery-type contracts with multiple elements, revenue is allocated to each element based on relative fair values. If there are undelivered elements essential to the functionality of delivered elements, the Company defers recognition of revenue until all elements essential to the functionality have been delivered.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

Contracts for services include various types of services such as: training, consulting, engineering, installation, multi-year managed services and hosting. Revenue is generally recognized when the services have been provided. Revenue for managed service contracts and other services contracts covering longer periods is recognized pro rata over the contract period.

•

Contracts generating license fees from third parties for the use of the Company’s technology or intellectual property rights. Revenue is normally recognized based on sales of products sold to the customer/ licensee.

The contract type that is accounted for in accordance with IAS 11 is:

•

Construction-type contracts. In general, a construction-type contract is a contract where the Company supplies to a customer, a complete network, which to a large extent is based upon new technology or includes major components which are specifically designed for the customer. Revenues from construction-type contracts are recognized according to stage of completion, generally using the milestone output method.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

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

Gains or losses arising from changes in the fair values of the “financial assets at fair value through profit or loss”—category (excl derivatives) are presented in the income statement within Financial income in the period in which they arise. Derivatives are presented in the income statement either as cost of sales, other operating income, financial income or financial expense, depending on the intent with the transaction.

Loans and receivables

Receivables are subsequently measured at amortized cost using the effective interest rate method, less allowances for impairment charges. Trade receivables include amounts due from customers. The balance represents amounts billed to customer as well as amounts where risk and rewards have been transferred to the customer but the invoice has not yet been issued.

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

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analyzed between translation differences resulting from changes in amortized cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognized in profit or loss; translation differences on non-monetary securities are recognized in OCI. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in OCI. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments previously recognized in OCI are included in the income statement.

Impairment

At each balance sheet date, the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss—is removed from OCI and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

An assessment of impairment of receivables is performed when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement within selling expenses. When a trade receivable is finally established as uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited to selling expenses in the income statement.

Financial Liabilities

Financial liabilities are recognized when the Company becomes bound to the contractual obligations of the instrument.

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

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Derivatives at fair value through profit or loss

Certain derivative instruments do not qualify for hedge accounting and are accounted for at fair value through profit or loss. Changes in the fair value of these derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement either as cost of sales, other operating income, financial income or financial expense, depending on the intent of the transaction.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value at trade date and subsequently re-measured at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as either:

a)	fair value hedge: a hedge of the fair value of recognized liabilities;

b)	cash flow hedge: a hedge of a particular risk associated with a highly probable forecast transaction; or

c)	net investment hedge: a hedge of a net investment in a foreign operation.

At the inception of the hedge, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note C20, “Financial Risk Management and Financial Instruments”. Movements in the hedging reserve in OCI are shown in Note C16, “Equity and OCI”.

The fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as current assets or liabilities.

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The Company only applies fair value hedge accounting for hedging fixed interest risk on borrowings. Both gains and losses relating to the interest rate swaps hedging fixed rate borrowings and the changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk are recognized in the income statement within Financial expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the remaining period to maturity.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. The gain or loss relating to an ineffective portion is recognized immediately in the income statement within financial income or expense.

Amounts deferred in OCI are recycled in the income statement in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place), either in Net Sales or Cost of Sales. When the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed assets), the gains and losses previously deferred in OCI are transferred from OCI and included in the initial measurement of the cost of the asset. The deferred amounts are ultimately recognized in Cost of Sales in case of inventory or in Depreciation in case of fixed assets. When a hedging instrument expires or is

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss which at that time remains in OCI is recognized in the income statement when the forecast transaction is ultimately recognized. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in OCI is immediately transferred to the income statement within financial income or expense.

Net investment hedges

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in OCI. A gain or loss relating to an ineffective portion is recognized immediately in the income statement within financial income or expense. Gains and losses deferred in OCI are included in the income statement when the foreign operation is partially disposed of or sold.

Financial guarantees

Financial guarantee contracts are initially recognized at fair value (i.e. usually the fee received). Subsequently, these contracts are measured at the higher of:

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

Intangible assets

Intangible assets other than goodwill

Intangible assets other than goodwill comprise capitalized development expenses and acquired intangible assets, such as patents, customer relations, trademarks and software. At initial recognition, capitalized development expenses are stated at cost while acquired intangible assets related to business combinations are stated at fair value. Subsequent to initial recognition, both capitalized development expenses and acquired intangible assets are stated at initially recognized amounts less accumulated amortization and any impairment. Amortization and any impairment losses are included in Research and development expenses, mainly for capitalized development expenses and patents, in Selling and administrative expenses, mainly for customer relations and brands, and in Cost of sales.

Costs incurred for development of products to be sold, leased or otherwise marketed or intended for internal use are capitalized as from when technological and economical feasibility has been established until the product is available for sale or use. These capitalized expenses are mainly generated internally and include direct labor and directly attributable overhead. Amortization of capitalized development expenses begins when the product is available for general release. Amortization is made on a product or platform basis according to the straight-line

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

method over periods not exceeding five years. Research and development expenses directly related to orders from customers are accounted for as a part of Cost of sales. Other research and development expenses are charged to income as incurred.

Amortization of acquired intangible assets, such as patents, customer relations, brands and software, is made according to the straight-line method over their estimated useful lives, not exceeding ten years.

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

Goodwill

As from the acquisition date, goodwill acquired in a business combination is allocated to each cash-generating unit (CGU) of the Company expected to benefit from the synergies of the combination. Ericsson’s five operating segments have been identified as CGUs. Goodwill is assigned to three of them, Networks, Professional Services and Multimedia.

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

Additional disclosure is required in relation to goodwill impairment testing, see Note C2, “Critical Accounting Estimates and Judgments” below and in Note C10, “Intangible Assets”.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses.

Depreciation is charged to income, generally on a straight-line basis, over the estimated useful life of each component of an item of property, plant and equipment, including buildings. Estimated useful lives are, in general, 25–50 years for buildings, 20 years for land improvements, 3–10 years for machinery and equipment, and up to 5 years for equipment on lease. Depreciation and any impairment charges are included in Cost of sales, Research and development or Selling and administrative expenses.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

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

Gains and losses on disposals are determined by comparing the proceeds less cost to sell with the carrying amount and are recognized within Other operating income and expenses in the income statement.

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

Under operating leases the equipment Is recorded as property, plant and equipment and revenue as well as depreciation is recognized on a straight-line basis over the lease term.

Income taxes

Income taxes in the consolidated financial statements include both current and deferred taxes. Income taxes are reported in the income statement unless the underlying item is reported directly in equity or OCI. For those items, the related income tax is also reported directly in equity or OCI. A current tax liability or asset is recognized for the estimated taxes payable or refundable for the current year or prior years.

Deferred tax is recognized for temporary differences between the book values of assets and liabilities and their tax values and for tax loss carry forwards. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and tax loss carry forwards can be utilized. Deferred tax is not recognized for the following temporary differences: goodwill not deductible for tax purposes, for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and for differences related to investments in subsidiaries when It Is probable that the temporary difference will not reverse in the foreseeable future.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax is measured at the tax rate that is expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. An adjustment of deferred tax asset/liability balances due to a change in the tax rate is recognized in the income statement, unless it relates to a temporary difference earlier recognized directly in equity or OCI, in which case the adjustment is also recognized in equity or OCI.

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

The provisions are mainly related to warranty commitments, restructuring, customer projects and other obligations, such as unresolved income tax and value added tax issues, claims or obligations as a result of patent infringement and other litigations, supplier claims and customer finance guarantees.

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

Other provisions include provisions for unresolved income tax issues, value added tax issues, litigations, supplier claims, customer finance and other provisions. The Company provides for estimated future settlements related to patent infringements based on the probable outcome of each infringement. The ultimate outcome or actual cost of settling an individual infringement may vary from the Company’s estimate.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

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

Certain present obligations are not recognized as provisions as it is not probable that an economic outflow will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability. Such obligations are reported as contingent liabilities. For further detailed information, see Note C24, “Contingent liabilities”.

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

The present value of the defined benefit obligations for current and former employees is calculated using the Projected Unit Credit Method. The discount rate for each country is determined by reference to market yields on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations. In countries where there is no deep market in such bonds, the market yields on government bonds are used. The calculations are based upon actuarial assumptions, assessed on a quarterly basis, and are as a minimum prepared annually. Actuarial assumptions are the Company’s best estimate of the variables that determine the cost of providing the benefits. When using actuarial assumptions, it is possible that the actual results will differ from the estimated results or that the actuarial assumptions will change from one period to another. These differences are reported as actuarial gains and losses. They are for example caused by unexpectedly high or low rates of employee turnover, changed life expectancy, salary changes, changes in the discount rate and differences between actual and expected return on plan assets. Actuarial gains and losses are recognized in OCI in the period in which they occur. The Company’s net liability for each defined benefit plan consists of the present value of pension commitments less the fair value of plan assets and is recognized net on the balance sheet. When the result is a net benefit to the Company, the recognized asset is limited to the total of any cumulative past service cost and the present value of any future refunds from the plan or reductions in future contributions to the plan.

The net of return on plan assets and interest on pension liabilities is reported as financial income or expense, while the current service cost and any other items in the annual pension cost are reported as operating income or expense.

Payroll taxes related to actuarial gains and losses are included in determining actuarial gains and losses.

Share-based compensation to employees and the Board of Directors

Share-based compensation is related to remuneration to employees, including key management personnel and the Board of Directors. Under IFRS, a company shall recognize compensation costs for share-based compensation programs based on a measure of the value to the company of services received under the plans.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Stock purchase plans

For stock purchase plans, compensation costs are recognized during the vesting period, based on the fair value of the Ericsson share at the employee’s investment date. The fair value is based upon the share price at investment date, adjusted for the fact that no dividends will be received on matching shares prior to matching and other features that are non-vesting conditions. The employee pays a price equal to the share price at investment date for the investment shares. The investment date is considered as the grant date. In the balance sheet, the corresponding amounts are accounted for as equity. Vesting conditions are non-market based and affect the number of shares that Ericsson will match. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services. In the period when an employee takes a refund of previously made contributions (and stops making further contributions) all remaining compensation expense is recognized. Non-vesting conditions would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. When calculating the compensation costs for shares under performance-based matching programs, the Parent Company at each reporting date assesses the probability that the performance targets are met. Compensation expenses are based on estimates of the number of shares that will match at the end of the vesting period. When shares are matched, social security charges are to be paid in certain countries on the value of the employee benefit. The employee benefit is generally based on the market value of the shares at the matching date. During the vesting period, estimated amounts for such social security charges are accrued.

Compensation to the Board of Directors

During 2008, the Parent Company introduced a share-based compensation program as a part of the remuneration to the Board of Directors. The program gives non-employed Directors elected by the General Meeting of Shareholders a right to receive part of their remuneration as a future payment of an amount which corresponds to the market value of a share of class B in the Parent Company at the time of payment, as further disclosed in Note C29, “Information Regarding Members of the Board of Directors, the Management and Employees”. The cost for cash settlements is measured and recognized based on the estimated costs for the program on a pro rata basis during the service period, being one year. The estimated costs are remeasured during and at the end of the service period.

Segment reporting

An operating segment is a component of a company whose operating results are regularly reviewed by the Company’s chief operating decision maker, (CODM), to make decisions about resources to be allocated to the segment and assess its performance. Within the Company, the Group Management Team is defined as the CODM function.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment presentation, as per each segment is based on the accounting policies as disclosed in this note. The arm’s length principle is applied in transactions between the segments.

The Company’s segment disclosure about geographical areas is based on in which country transfer of risks and rewards occur.

Borrowing costs

The Company capitalizes borrowing costs in relation to qualifying assets, for the Company normally being internally generated intangible assets as capitalized development expenses. All other borrowing costs are expensed as incurred.

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

New standards and interpretations not yet adopted

A number of issued new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2009, and have not been applied in preparing these consolidated financial statements:

•

IAS 27 (revised), ‘Consolidated and separate financial statements’, (effective from July 1, 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in OCI if there is no change in control and these transactions will no longer result in goodwill or gains or losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognized in profit or loss. The Company will apply IAS 27 (revised) prospectively to transactions with non-controlling interests from January 1, 2010.

•

IFRS 3 (revised), ‘Business combinations’ (effective from July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed as incurred. The Company will apply IFRS 3 (revised) prospectively from January 1, 2010. Acquisition-related costs incurred prior to the adoption of IFRS 3 (R) have been treated as a part of the purchase price, as required by IFRS 3. These costs amount to SEK 53 million as per December 31, 2009.

•	IFRS 2 (amendments), ‘Group cash-settled share-based payment transactions’ (effective from January 1, 2010). In addition to incorporating IFRIC 8, ‘Scope of IFRS 2’, and IFRIC 11, ‘IFRS 2—Group and

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

treasury share transactions’, the amendments expand on the guidance in IFRIC 11 to address the classification of group arrangements that were not covered by the interpretation. The new guidance is not expected to have a material impact on the Group’s financial statements. The EU has not yet endorsed.

•

Improvements to IFRSs, published in April 2009 and effective from January 1, 2010. None of these improvements are expected to have a material impact on the Company’s financial statements. The EU has not yet endorsed.

•

Amendment to IAS 32 Classification of Rights Issues (published in October 2009 and effective for periods beginning after February 1, 2010). This amendment prescribes the accounting treatment of a contract that will or may be settled in the Company’s own equity instruments. The amendment is not expected to have a significant impact on the Company’s financial statements and is planned to be applied as from January 1, 2011.

•	IFRIC 17,”Distributions of Non-cash Assets to Owners”. This interpretation is not expected to have a material impact on the Company’s financial statements.

•

Amendments to IFRIC 14, ‘Prepayment of a minimum funding requirement’ (effective from January 1, 2011). These new amendments are not expected to have a material impact on the group’s financial statements. The EU has not yet endorsed.

•

IFRIC19, ‘Extinguishing financial liabilities with equity instruments’ (effective for periods beginning after July 1, 2010). This new IFRIC is not expected to have a material impact on the group’s financial statements. The EU has not yet endorsed.

•	IAS 24 (revised) ‘Related party disclosures’ (effective from January 1, 2011). This amendment only impact disclosures. The EU has not yet endorsed.

•

IFRS 9 ‘Financial Instruments’ (effective from January 1, 2013). The objective of this IFRS is to establish principles for the financial reporting of financial assets that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of the entity’s future cash flows. The Company has not yet evaluated the impact of this new standard. The EU has not yet endorsed.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Trade and customer finance receivables

Key sources of estimation uncertainty

The Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual receivables will be paid. Total allowances for estimated losses as of December 31, 2009, were SEK 1.7 (1.8) billion or 2.4 (2.2) percent of gross trade and customer finance receivables.

Credit risks for outstanding customer finance credits are regularly assessed as well, and allowances are recorded for estimated losses.

Inventory valuation

Key sources of estimation uncertainty

Inventories are valued at the lower of cost and net realizable value. Estimates are required in relation to forecasted sales volumes and inventory balances. In situations where excess inventory balances are identified, estimates of net realizable values for the excess volumes are made. Inventory allowances for estimated losses as of December 31, 2009, amounted to SEK 3.0 (3.5) billion or 12 (11) percent of gross inventory.

Investments in joint ventures and associated companies

Key sources of estimation uncertainty

Impairment testing is performed after initial recognition whenever there is an indication of impairment.

At December 31, 2009, the amount of joint ventures and associated companies amounted to SEK 11.6 (8.0) billion.

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

At December 31, 2009, the value of deferred tax assets amounted to SEK 14.3 (14.9) billion. The deferred tax assets related to loss carryforwards are reported as non-current assets.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

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

Capitalized development expenses

Key sources of estimation uncertainty

Impairment testing is performed after initial recognition whenever there is an indication of impairment. Intangible assets not yet available for use are tested annually. The impairment testing amounts are based on estimates of future cash flows for the respective products.

At December 31, 2009, the capitalized development expenses amounted to SEK 2.1 (2.8) billion. An impairment charge of SEK 0.2 (0.5) billion was recognized as a part of the restructuring program. Under this program decisions where taken to phase out certain products. The impairment charge relates to balances for these products.

Judgments made in relation to accounting policies applied

Development costs that meet IFRS’ intangible asset recognition criteria for products that will be sold, leased or otherwise marketed as well as those intended for internal use are capitalized. The starting point for capitalization is based upon management’s judgment that technological and economical feasibility is confirmed, usually when a product development project has reached a defined milestone according to the Company’s established project management model. Capitalization ceases and amortization of capitalized development costs begins when the product is available for general release.

The definition of amortization periods and the evaluation of impairment indicators also require management’s judgment.

Acquired intellectual property rights and other intangible assets, including goodwill

Key sources of estimation uncertainty

At initial recognition, future cash flows are estimated, to ensure that the initial carrying values do not exceed the expected discounted cash flows for the items of this type of assets. After initial recognition impairment testing is performed whenever there is an indication of impairment, except for goodwill for which impairment testing is performed at least once per year. Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges. One source of uncertainty related to future cash flows is long-term movements in exchange rates.

The market capitalization of the Company as per year-end 2009 well exceeded the value of the Company’s net assets.

For further discussion on goodwill, see Note C1, “Significant Accounting Policies” and C10, “Intangible Assets”. Estimates related to acquired intangible assets are based on similar assumptions and risks in assumptions as for goodwill.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2009, the amount of acquired intellectual property rights and other intangible assets amounted to SEK 46.1 (45.5) billion, including goodwill of SEK 274 (24.9) billion. An impairment charge of SEK 4.3 billion was recognized as a part of the restructuring program. Under this program decisions where taken to phase out certain products. The impairment charge relates to balances for these products.

Judgments made in relation to accounting policies applied

At initial recognition and subsequent remeasurement, management judgments are made, both for key assumptions and regarding impairment indicators. In the purchase price allocation made for each acquisition, the purchase price shall be assigned to the identifiable assets, liabilities and contingent liabilities based on fair values for these assets. Any remaining excess value is reported as goodwill. This allocation requires management judgment as well as the definition of cash generating units for impairment testing purposes. Other judgments might result in significantly different results and financial position in the future.

Provisions

Warranty provisions

Key sources of estimation uncertainty

Provisions for product warranties are based on current volumes of products sold still under warranty and on historic quality rates for mature products as well as estimates and assumptions on future quality rates for new products and estimates of costs to remedy the various qualitative issues that might occur. Total provisions for product warranties as of December 31, 2009, amounted to SEK 2.5 (1.9) billion.

Provisions other than warranty provisions

Key sources of estimation uncertainty

Provisions, other than warranty provisions, mainly comprise amounts related to contractual obligations and penalties to customers and estimated losses on customer contracts, restructuring, risks associated with patent and other litigations, supplier or subcontractor claims and/or disputes, as well as provisions for unresolved income tax and value added tax issues. The estimates related to the amounts of provisions for penalties, claims or losses receive special attention from the management. At December 31, 2009, provisions other than warranty commitments amounted to SEK 9.9 (12.4) billion. For further detailed information, see Note C18, “Provisions”.

Judgments made in relation to accounting policies applied

Whether a present obligation is probable or not requires judgment. The nature and type of risks for these provisions differ and management’s judgment is applied regarding the nature and extent of obligations in deciding if an outflow of resources is probable or not.

Pension and other post-employment benefits

Key sources of estimation uncertainty

Accounting for the costs of defined benefit pension plans and other applicable post-employment benefits is based on actuarial valuations, relying on key estimates for discount rates, expected return on plan assets, future salary increases, employee turnover rates and mortality tables. The discount rate assumptions are based on rates for high-quality fixed-income investments with durations as close as possible to the Company’s pension plans.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Expected returns on plan assets consider long-term historical returns, allocation of assets and estimates of future long-term investment returns. At December 31, 2009, defined benefit obligations for pensions and other post-employment benefits amounted to SEK 30.7 (28.0) billion and fair value of plan assets to SEK 23.2 (19.0) billion. For more information on estimates and assumptions, see Note C17, “Post-Employment Benefits”.

Financial instruments, hedge accounting and foreign exchange risks

Key sources of estimation uncertainty

Foreign exchange risk in highly probable sales and purchases in future periods are hedged using foreign exchange derivative instruments designated as cash-flow hedges. Forecasts are based on estimations of future transactions, a forecast is therefore per definition uncertain to some degree.

Judgments made in relation to accounting policies applied

Establishing highly probable sales volumes involves gathering and evaluating sales and purchases estimates for future periods as well as analyzing actual outcome versus estimates on a regular basis in order to fulfill effectiveness testing requirements for hedge accounting. Changes in estimates of sales and purchases might result in that hedge accounting is discontinued.

For further information regarding risks in financial instruments see, Note C20, “Financial Risk Management and Financial Instruments”.

C3    SEGMENT INFORMATION

Operating segments

The Company has the following five operating segments:

Networks delivers products and solutions for mobile and fixed broadband access, core networks and transmission as well as related network rollout services. The offering includes:

•	Radio access solutions interconnect with devices such as mobile phones, notebooks and PCs, supporting different standardized mobile technologies, such as GSM and WCDMA on the same platform.

•	Fixed access solutions; increase the customers’ ability to modernize fixed networks to enable new IP-based services with higher bandwidth.

•	Ericsson’s core network solutions include industry leading softswitches, IP infrastructure for EDGE- and core routing, IP Multimedia Subsystem (IMS) and media gateways.

•	Transmission/backhaul; micro-wave and optical transmission solutions for mobile and fixed networks.

•	Related network rollout services.

•	Network management tools; supporting operator activities for management of existing networks as well as for introduction of new network architectures, technologies and services.

GSM and WCDMA share a common core network, preserving investments. IMS is a platform that enables converged services to be transparently provided independent of the type of access used.

Professional Services delivers managed services, systems integration, consulting, education and general customer support services. The offering includes:

•	Managed services comprise network operations (the management of day-to-day operations of customer networks) and hosting of service layer platforms and applications.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Systems integration; Ericsson integrates equipment from multiple suppliers and handles technology change programs as well as design and integration of new solutions.

•	Consulting; experts in business and technology strategy provide support (decision making, planning and execution) to customers in improving and growing their business.

•	Education; tailored programs to ensure operator personnel have the right skills and competence to manage their increasingly complex systems.

•	Customer support services; staff world-wide provide around-the-clock support and advice to ensure network uptime and performance.

Multimedia provides enablers and applications enabling operators to deliver a rich user experience seamlessly on any device, any time and anywhere. The offering includes:

•	TV solutions; end-to-end solutions for operators, service providers, advertisers and content providers.

•	Customer and business applications; multimedia solutions for the consumer and enterprise markets.

•	Multimedia brokering solutions which facilitate payment and distribution of content.

•	Service delivery and provisioning platforms enabling operators and service providers to create, sell and manage multimedia offerings and multi-play offerings.

Sony Ericsson, consisting of the joint venture Sony Ericsson Mobile Communications. Sony Ericsson delivers innovative and feature-rich mobile phones and accessories.

ST-Ericsson, consisting of the joint venture ST-Ericsson. ST-Ericsson is an industry leader in design, development, and creation of cutting-edge mobile platforms and wireless semiconductors. ST-Ericsson was formed on February 2, 2009, by merging ST-NXP Wireless and Ericsson Mobile Platforms.

Unallocated

Some revenues, costs, assets and liabilities are not identified as part of any operating segment and are therefore not allocated. Examples of such items are costs for corporate staff, IT costs and general marketing costs.

Geographical areas

The Company operates world-wide and reports its operations divided in five geographical areas: (1) Western Europe, (2) Central and Eastern Europe, Middle East and Africa, (3) Asia Pacific, (4) North America and (5) Latin America.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Major customers

The Company does not have any customer for which revenues from transactions have exceeded 10 percent of the Company’s total revenues for the years 2009, 2008 or 2007.

OPERATING SEGMENTS

2009	Networks		Professional Services		Multi- media	Sony Ericsson	ST- Ericsson	Total Segments	Unallo- cated	Elimi- nations3)	Group
Segment sales	136,312		56,065		12,996	71,984	13,535	290,892	—	–85,519	205,373
Inter–segment sales	770		58		276	164	5,731	6,999	—	–5,895	1,104

Net sales	137,082		56,123		13,272	72,148	19,266	297,891	—	–91,414	206,477

Operating income	6,879	2)	6,990	1)	655	–10,820	–2,615	1,089	–855	5,684	5,918

Operating margin (%)	5%		12%		5%	–15%	–14%	0%	—	—	3%
Financial income											1,874
Financial expenses											–1,549

Income after financial items											6,243

Taxes											–2,116

Net income											4,127

Other segment items
Share in earnings of joint ventures and associated companies	37		33		–1	–5,693	–1,762	–7,386	–14	—	–7,400
Amortization	–2,673		–574		–910	–165	–828	–5,150	—	941	–4,209
Depreciation	–2,768		–627		–155	–1,124	–997	–5,671	—	2,121	–3,550
Impairment losses	–4,333	2)	—		–80	—	–46	–4,459	—	46	–4,413
Reversals of impairment losses	38		9		2	—	—	49	—	—	49
Restructuring expenses	–8,748	2)	–2,044		–385	–1,754	–890	–13,821	–82	1,322	–12,581
Gains/losses from divestments	10		777	1)	41	—	47	875	–32	—	843

Total assets	116,226		33,515		17,650	33,586	22,187	223,164	92,101	–45,456	269,809

1)	In Q2 2009, the TEMS business was divested, resulting in a capital gain of SEK 0.8 billion.
2)	Including impairment losses related to restructuring activities of SEK 4.3 billion.
3)	Sony Ericsson and ST-Ericsson are accounted for in accordance with the equity method. The difference between what is reported to the CODM and externally is eliminated.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

GEOGRAPHICAL AREAS

2009	Net sales	Non-current assets1)
Western Europe	44,579	56,118
—of which Sweden	4,096	43,574
Central and Eastern Europe, Middle East and Africa	50,725	1,202
Asia Pacific	65,770	1,630
—of which China	18,455	903
—of which India	15,252	225
North America	25,350	8,359
—of which United States	21,538	8,100
Latin America	20,053	2,066

Total	206,477	69,375
—of which EU	49,313	49,158

1)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employement benefit assets.

For employee information, see Note C29, “Information Regarding Members of the Board of Directors, the Management and Employees”.

OPERATING SEGMENTS

2008	Networks		Professional Services		Multi- media1)	Sony Ericsson	Total Segments	Unallo- cated	Elimi- nations2)	Group
Segment sales	142,031		48,940		12,614	108,492	312,077	—	–108,492	203,585
Inter-segment sales	19		38		5,288	261	5,606	—	–261	5,345

Net sales	142,050		48,978		17,902	108,753	317,683	—	–108,753	208,930

Operating income	11,145		6,346		–118	–1,094	16,279	–618	591	16,252

Operating margin (%)	8%		13%		–1%	0%	5%	—	—	8%
Financial income										3,458
Financial expenses										–2,484

Income after financial items										17,226

Taxes										–5,559

Net income										11,667

Other segment items
Share in earnings of joint ventures and associated companies	–25		91		1	-503	–436	—	—	–436
Amortization	–3,210		–368		–1,429	–53	–5,060	1	53	–5,006
Depreciation	–2,347		–532		–228	–1,138	–4,245	–1	1,138	–3,108
Impairment losses	–547		—		–19	—	–566	—	—	–566
Reversals of impairment losses	6		1		—	—	7	—	—	7
Restructuring expenses	–5,131		–1,272		–337	–1,692	–8,432	–20	846	–7,606
Gains/losses from divestments	9		–16		992	—	985	113	—	1,098

Total assets	131,127	3)	32,099	3)	20,891	48,837	232,954	94,873	–42,143	285,684

1)	Multimedia figures include the Mobile Platforms business which from 2009 is part of ST-Ericsson.
2)	Sony Ericsson is accounted for in accordance with the equity method. The difference between what is reported to the CODM and externally is eliminated.
3)	Amounts for 2007 and 2008 have been restated to be consistent with asset allocation method applied as from 2009.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

GEOGRAPHICAL AREAS

2008	Net sales	Non-current assets1)
Western Europe	51,570	53,019
—of which Sweden	8,876	46,458
Central and Eastern Europe, Middle East and Africa	53,080	1,178
Asia Pacific	63,307	1,436
—of which China	15,068	688
—of which India	15,176	156
North America	17,925	8,917
—of which United States	14,132	8,829
Latin America	23,048	1,676

Total	208,930	66,226
—of which EU	57,601	52,945

1)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employement benefit assets.

For employee information, see Note C29, “Information Regarding Members of the Board of Directors, the Management and Employees”.

OPERATING SEGMENTS

2007	Networks		Professional Services		Multi- media1,2)	Sony Ericsson	Total Segments	Unallo- cated	Elimi- nations3)	Group
Segment sales	128,985		42,892		11,997	119,068	302,942	—	–119,068	183,874
Inter-segment sales	32		10		3,908	333	4,283	—	–377	3,906

Net sales	129,017		42,902		15,905	119,401	307,225	—	–119,445	187,780

Operating income	17,398		6,394		–135	14,270	37,927	–119	–7,162	30,646

Operating margin (%)	13%		15%		–1%	12%	12%	—	—	16%
Financial income										1,778
Financial expenses										–1,695

Income after financial items										30,729

Taxes										–8,594

Net income										22,135

Other segment items
Share in earnings of joint ventures and associated companies	61		66		–3	7,108	7232	—	—	7,232
Amortization	–4,630		–237		–566	—	–5,433	—	—	–5,433
Depreciation	–2,601		–367		–152	–1,052	–4,172	–1	1,052	–3,121
Impairment losses	–105		–1		—	—	–106	—	—	–106
Reversals of impairment losses	297		—		—	—	297	—	—	297
Gains/losses from divestments	—		—		—	—	—	280	—	280

Total assets	117,863	4)	28,078	4)	18,945	50,832	215,718	70,682	–41,283	245,117

1)	Multimedia figures include the Enterprise PBX business which was divested in 2008.
2)	Multimedia figures include the Mobile Platforms business which from 2009 is part of ST-Ericsson
3)	Sony Ericsson is accounted for in accordance with the equity method. The difference between what is reported to the CODM and externally is eliminated.
4)	Amounts for 2007 and 2008 have been restated to be consistent with asset allocation method applied as from 2009.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

GEOGRAPHICAL AREAS

2007	Net sales	Non-current assets1)
Western Europe	52,685	57,537
—of which Sweden	8,395	49,283
Central and Eastern Europe, Middle East and Africa	48,661	1,158
Asia Pacific	54,629	1,313
—of which China	13,598	618
—of which India	10,517	124
North America	13,422	8,794
—of which United States	10,529	8,668
Latin America	18,383	1,846

Total	187,780	70,648
—of which EU	58,978	57,148

1)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employement benefit assets.

For employee information, see Note C29, “Information Regarding Members of the Board of Directors, the Management and Employees”.

C4    NET SALES

	2009	2008	2007
Sales of products and network rollout services	145,873	150,846	138,011
Of which:
—Delivery-type contracts	144,908	148,358	130,890
—Construction-type contracts	965	2,488	7,121
Professional Services sales	56,123	48,978	42,892
License revenues1)	4,481	9,106	6,877

Net sales	206,477	208,930	187,780
Export sales from Sweden	94,829	109,254	102,486

1)	The ST-Ericsson joint venture was formed in February 2009, figures for 2007 and 2008 include licenses revenues from Mobile Platforms.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C5    EXPENSES BY NATURE

	2009	2008	2007
Goods and services	124,627	138,298	113,195
Amortization and depreciation	7,759	8,114	8,554
Impairments and obsolescence allowances, net of reversals	5,637	2,680	1,435
Employee remunerations	54,877	51,297	44,771
Interest expenses	1,549	2,484	1,695
Taxes	2,116	5,559	8,594

Expenses incurred	196,565	208,432	178,244
Less:
Inventory changes1)	–4,784	3,761	802
Additions to Capitalized development	1,443	1,409	1,053

Expenses charged to the Income Statement	199,906	203,262	176,389

1)	The inventory changes are based on changes of gross inventory values prior to obsolescence allowances.

The increase in impairments and obsolescence allowances, net of reversals, is mainly due to restructuring-related impairments of intangible assets, somewhat offset by decreased obsolescence allowances for inventories as well as decreased impairments of trade receivables and capitalized development expenses.

The restructuring charges relate to activities to reduce production cost, reduce product variants and platforms, increase the re-use of software, consolidate R&D activities, and improve administrative processes. In the product portfolio reviews, opportunities to reduce the number of platforms and solutions were identified, resulting in write-downs of capitalized development costs and acquired IPR assets for the affected products.

For 2009, restructuring charges amounted to SEK 11.3 billion. Restructuring charges are included in the expenses presented above.

Restructuring charges by function

	2009	2008	2007
Cost of sales	4,180	2,540	—
R&D expenses	6,045	2,648	—
Selling and administrative expenses	1,034	1,572	—

Total restructuring charges	11,259	6,760	—

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C6    OTHER OPERATING INCOME AND EXPENSES

	2009	2008	2007
Gains on sales of intangible assets and PP&E	193	302	78
Losses on sales of intangible assets and PP&E	–126	–190	–104
Gains on sales of investments and operations	962	1,236	296
Losses on sales of investments and operations	–119	–138	–16

Capital gains/losses, net	910	1,210	254

Other operating revenues	2,172	1,767	1,480

Total other operating income and expenses	3,082	2,977	1,734

C7    FINANCIAL INCOME AND EXPENSES

	2009		2008		2007
	Financial income	Financial expenses	Financial income	Financial expenses	Financial income	Financial expenses
Contractual interest on financial assets	1,287		2,938		2,293
Of which on financial assets at fair value through profit or loss	814		2,282		1,094
Contractual interest on financial liabilities		–1,616		–2,023		–1,543
Of which on financial liabilities at fair value through profit or loss		—		—		—
Net gain/loss on:
Instruments at fair value through profit or loss1)	635	155	322	280	–181	–60
Of which included in fair value hedge relationships		155	—	–32	—	–7
Available for sale	—	—	—	—	—	—
Loans and receivables	–53		191	—	–342	—
Liabilities at amortized cost		–2	—	–656	—	11
Other financial income and expenses	5	–86	7	–85	8	–103

Total	1,874	–1,549	3,458	–2,484	1,778	–1,695

1)	Excluding net gain from operating assets and liabilities, SEK 2,247 million (net loss of SEK 4,234 million in 2008, net loss of SEK 762 million in 2007), reported as Cost of Sales.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C8    TAXES

The Company’s expense for the year was SEK 2,116 (5,559) million or 33.9 (32.3) percent of the income after financial items, mainly due to a lower tax rate from the loss making joint venture companies. The tax rate excluding joint ventures and associated companies was 25.7 percent.

Income taxes recognized in the income statement

The following items are included in taxes:

	2009	2008	2007
Current income taxes for the year	–4,605	–5,574	–4,115
Current income taxes related to previous years	441	167	–294
Deferred tax income/expense (–)	661	–297	–2,227

Sub total	–3,503	–5,704	–6,636
Share of taxes in joint ventures and associated companies	1,387	145	–1,958

Taxes	–2,116	–5,559	–8,594

A reconciliation between actual tax expense for the year and the theoretical tax expense that would arise when applying statutory tax rate in Sweden, 26.3 percent, on income before taxes is shown in the table below.

RECONCILIATION OF SWEDISH INCOME TAX TO THE ACTUAL INCOME TAX

	2009	2008	2007
Tax rate in Sweden (26.3%)	–1,643	–4,823	–8,604
Effect of foreign tax rates	–812	22	62
Of which joint ventures and associated companies	–550	1	63
Current income taxes related to previous years	441	167	–294
Recognition/remeasurement of tax losses related to previous years	8	–169	–204
Recognition/remeasurement of deductible temporary differences related to previous years	267	62	472
Tax effect of non-deductible expenses	–1,155	–986	–810
Tax effect of non-taxable income	630	327	853
Tax effect of changes in tax rates	148	–159	–69

Taxes	–2,116	–5,559	–8,594

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax balances

Tax effects of temporary differences and tax loss carryforwards are attributable as shown in the table below:

TAX EFFECTS OF TEMPORARY DIFFERENCES AND TAX LOSS CARRYFORWARDS

	2009				2008
	Deferred tax assets	Deferred tax liabilities		Net balance	Deferred tax assets	Deferred tax liabilities		Net balance
Intangible assets and property, plant and equipment	359	2,264			313	4,081
Current assets	2,481	53			2,056	80
Post-employment benefits	852	472			1,054	138
Provisions	2,240	—			2,473	—
Equity	1,901	—			2,941	—
Other	4,343	1,291	1)		3,743	897	1)
Loss carryforwards	3,961	—			4,736	—

Deferred tax assets/liabilities	16,137	4,080			17,316	5,196
Netting of assets/liabilities	–1,810	–1,810			–2,458	–2,458

Net deferred tax balances	14,327	2,270		12,057	14,858	2,738		12,120

1)	Referring mainly to R&D credits and intellectual property rights.

CHANGES IN DEFERRED TAXES

	2009	2008
Opening balance, net	12,120	8,891
Recognized in income statement	661	–296
Recognized in OCI	–1,040	2,330
Acquisitions/disposals of subsidiaries	186	861
Translation differences	130	334

Closing balance, net	12,057	12,120

Tax effects reported directly in Other Comprehensive Income amount to SEK –1,040 (2,330) million, of which actuarial gains and losses related to pensions SEK 173 (931) million, cash flow hedges SEK –1,059 (1,225) million and changes in cumulative translations adjustments SEK –154 (174) million.

Deferred tax assets are only recognized in countries where the Company expects to be able to generate corresponding taxable income in the future to benefit from tax reductions.

Significant tax loss carryforwards are related to countries with long or indefinite periods of utilization, mainly Sweden and the US. Of the total deferred tax assets for tax loss carryforwards, SEK 3,961 million, SEK 2,420 million relate to Sweden with indefinite time of utilization. Due to the Company’s strong current financial position and taxable income during 2009, Ericsson has been able to utilize part of its tax loss carryforwards during the year. The assessment is that Ericsson will be able to generate sufficient income in the coming years to also utilize the remaining parts.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Tax loss carryforwards

Deferred tax assets regarding tax loss carryforwards are reported to the extent that realization of the related tax benefit through future taxable profits is probable also when considering the period during which these can be utilized, as described below. Tax loss carryforwards for Sony Ericsson and ST-Ericsson are not included, as they are accounted for in accordance with the equity method.

At December 31, 2009, the available tax loss carryforwards amounted to SEK 14,493 (16,327) million. The tax effect of these tax loss carryforwards are reported as an asset. The final years in which these loss carryforwards can be utilized are shown in the following table:

Year of expiration	Tax loss carryforwards	Tax effect
2010	28	7
2011	41	8
2012	101	20
2013	256	55
2014	379	96
2015 or later	13,688	3,775

Total	14,493	3,961

C9    EARNINGS PER SHARE

	2009	2008	20071)
Basic
Net income attributable to stockholders of the Parent Company (SEK million)	3,672	11,273	21,836
Average number of shares outstanding, basic (millions)	3,190	3,183	3,178

Earnings per share, basic (SEK)	1.15	3.54	6.87

Diluted
Net income attributable to stockholders of the Parent Company (SEK million)	3,672	11,273	21,836
Average number of shares outstanding, basic (millions)	3,190	3,183	3,178
Dilutive effect for stock option plans	—	1	2
Dilutive effect for stock purchase plans	22	18	13
Average number of shares outstanding, diluted (millions)	3,212	3,202	3,193
Earnings per share, diluted (SEK)	1.14	3.52	6.84

1)	A reverse split 1:5 was made in June 2008. Comparative figures are restated accordingly.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C10    INTANGIBLE ASSETS

	Capitalized development expenses				Goodwill	Intellectual property rights (IPR), trade-marks and other intangible assets
2009	To be marketed	For internal use		Total		Trademarks and similar rights	Patents and acquired R&D	Total
		Acquired costs	Internal costs
Accumulated acquisition costs
Opening balance	5,518	1,821	1,217	8,556	24,877	9,429	20,450	29,879
Acquisitions/capitalization	1,045	239	159	1,443	—	602	2	604
Balances regarding divested/acquired businesses1)	—	—	—	—	3,534	811	5,021	5,832
Sales/disposals	—	—	—	—	–21	–142	—	–142
Contribution to joint ventures	–1,342	—	—	–1,342	—	—	—	—
Translation difference	—	—	—	—	–1,015	–76	–575	–651

Closing balance	5,221	2,060	1,376	8,657	27,375	10,624	24,898	35,522

Accumulated amortization
Opening balance	–1,570	–1,562	–1,042	–4,174	—	–2,425	–6,853	–9,278
Amortization	–534	–68	–45	–647	—	–360	–3,202	–3,562
Sales/disposals	—	—	—	—	—	131	—	131
Translation difference	—	—	—	—	—	15	180	195

Closing balance	–2,104	–1,630	–1,087	–4,821	—	–2,639	–9,875	–12,514

Accumulated impairment losses
Opening balance	–1,508	–55	–37	–1,600	—	—	–14	–14
Impairment losses2)	–157	—	—	–157	—	—	–4,255	–4,255

Closing balance	–1,665	–55	–37	–1,757	—	—	–4,269	–4,269

Net carrying value	1,452	375	252	2,079	27,375	7,985	10,754	18,739

1)	During 2009, Ericsson acquired Nortel SEK 8.7 billion.
2)	The write-down (impairment charge) of SEK 4.255 billion is a consequence of the restructuring program decision to phase out certain products.

The goodwill is allocated to the operating segments Networks SEK 16.5 (15.3) billion, Professional Services SEK 3.7 (2.8) billion and Multimedia SEK 7.2 (6.8) billion.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions regarding revenue growth, approved by group management and each operating segment’s management, are based on industry sources and projections made within the Company for the development 2010–2014 for key industry parameters:

•

the number of global mobile subscriptions is estimated to grow from 4.5 billion by the end of 2009 to approximately 7.1 billion. Of these, some hundred millions will have mobile PC connections, while more than 2 billion will have a mobile broadband connection.

Mobile PC includes USB dongles and embedded modules for CDMA2000 EV-DO, HSPA, LTE, Mobile WiMax and TDSCDMA and can also be used for fixed applications.

Mobile Broadband includes CDMA2000 EV-DO, HSPA, LTE, Mobile WiMax and TDSCDMA. It includes handsets, USB dongles and embedded modules. The vast majority is handsets.

•	Fixed broadband subscriptions will grow from slightly above 400 million to almost 600 million in the same time perspective.

•	Mobile traffic volume is estimated to increase more than 10 times, while the fixed Internet traffic and fixed IPTV traffic is estimated to increase around 7–8 times, however from a much larger base.

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

The impairment testing is based on specific estimates for the first five years and with a reduction of nominal annual growth rate to an average GDP growth of 3 (3) percent per year thereafter. The impairment tests for goodwill did not result in any impairment.

A number of sensitivity tests have been made, for example applying lower levels of revenue and operating income. Also when applying these estimates no goodwill impairment is indicated.

As per year end 2009, the market capitalization of the Company well exceeded the value of the Company’s net assets.

An after-tax discount rate of 12 (12) percent has for all cash generating units been applied for the discounting of projected after-tax cash flows.

In Note C1, “Significant Accounting Policies”, and Note C2, “Critical Accounting Estimates and Judgments”, further disclosures are given regarding goodwill impairment testing.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Capitalized development expenses					Goodwil	Intellectual property rights (IPR), trade-marks and other intangible assets
2008	To be marketed		For internal use		Total		Trademarks and similar rights		Patents and acquired R&D	Total
			Acquired costs	Internal costs
Accumulated acquisition costs
Opening balance	12,478		1,640	1,096	15,214	22,826	10,372		19,758	30,130
Acquisitions/capitalization	1,107		181	121	1,409	—	20		—	20
Balances regarding divested/acquired businesses	—		—	—	—	30	–172		—	–172
Sales/disposals	–8,067		—	—	–8,067	–60	–1,212	1)	–31	–1,243
Reclassification2)	—		—	—	—	–912	–209		—	–209
Translation difference	—		—	—	—	2,993	630		723	1,353

Closing balance	5,518		1,821	1,217	8,556	24,877	9,429		20,450	29,879

Accumulated amortization
Opening balance	–7,911		–1,562	–1,042	–10,515	—	–2,072		–4,086	–6,158
Amortization	–1,726		—	—	–1,726	—	–674		–2,606	–3,280
Sales/disposals	8,067		—	—	8,067	—	496		8	504
Translation difference	—		—	—	—	—	–175		–169	–344

Closing balance	–1,570		–1,562	–1,042	–4,174	—	–2,425		–6,853	–9,278

Accumulated impairment losses
Opening balance	–974		–38	–26	–1,038	—	—		–14	–14
Impairment losses	–534	3)	–17	–11	–562	—	—		—	—

Closing balance	–1,508		–55	–37	–1,600	—	—		–14	–14

Net carrying value	2,440		204	138	2,782	24,877	7,004		13,583	20,587

1)	Divestment of data centers in the UK.
2)	Reclassification of deferred tax assets, goodwill and intangible assets due to finalized purchase price allocation. For more information, see Note C26, “Business Combinations”.
3)	Part of the restructuring program.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C11    PROPERTY, PLANT AND EQUIPMENT

2009	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in process and advance payments	Total
Accumulated acquisition costs
Opening balance	4,054	6,131	18,058	795	29,038
Additions	362	657	1,699	1,288	4,006
Balances regarding divested/acquired businesses	—	–183	–95	–1	–279
Sales/disposals	–282	–1,241	–2,184	–148	–3,855
Reclassifications	240	151	947	–1,338	—
Translation difference	–157	–217	–338	–18	–730

Closing balance	4,217	5,298	18,087	578	28,180

Accumulated depreciation
Opening balance	–1,545	–4,211	–12,967	—	–18,723
Depreciation	–303	–735	–2,512	—	–3,550
Balances regarding divested businesses	—	112	191	—	303
Sales/disposals	174	1,188	1,873	—	3,235
Reclassifications	–75	–51	126	—	—
Translation difference	57	140	231	—	428

Closing balance	–1,692	–3,557	–13,058	—	–18,307

Accumulated impairment losses
Opening balance	–47	–125	–148	—	–320
Impairment losses	—	—	–1	—	–1
Reversals of impairment losses	—	33	16	—	49
Sales/disposals	—	—	—	—	—
Translation difference	2	1	2	—	5

Closing balance	–45	–91	–131	—	–267

Net carrying value	2,480	1,650	4,898	578	9,606

Contractual commitments for the acquisition of property, plant and equipment as per December 31, 2009, amounted to SEK 236 (229) million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The reversal of impairment losses have been reported under Cost of sales.

2008	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in process and advance payments	Total
Accumulated acquisition costs
Opening balance	4,611	5,697	16,672	675	27,655
Additions	210	805	1,729	1,389	4,133
Balances regarding divested/acquired businesses	—	–5	–21	—	–26
Sales/disposals	–1,208	–775	–2,835	–33	–4,851
Reclassifications	21	–50	1,284	–1,255	—
Translation difference	420	459	1,229	19	2,127

Closing balance	4,054	6,131	18,058	795	29,038

Accumulated depreciation
Opening balance	–1,470	–4,013	–12,485	—	–17,968
Depreciation	–241	–865	–2,002	—	–3,108
Balances regarding divested businesses	—	5	18	—	23
Sales/disposals	308	875	2,407	—	3,590
Reclassifications	–1	55	–54	—	—
Translation difference	–141	–268	–851	—	–1,260

Closing balance	–1,545	–4,211	–12,967	—	–18,723

Accumulated impairment losses
Opening balance	–117	–118	–148	—	–383
Impairment losses	—	–4	—	—	–4
Reversals of impairment losses	—	—	7	—	7
Sales/disposals	78	—	—	—	78
Translation difference	–8	–3	–7	—	–18

Closing balance	–47	–125	–148	—	–320

Net carrying value	2,462	1,795	4,943	795	9,995

Contractual commitments for the acquisition of property, plant and equipment as per December 31, 2008, amounted to SEK 229 (176) million.

The reversal of impairment losses have been reported under Cost of sales.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C12    FINANCIAL ASSETS, NON-CURRENT

EQUITY IN JOINT VENTURES AND ASSOCIATED COMPANIES

	Joint ventures			Associated companies			Total
	2009		2008	2009		2008	2009	2008
Opening balance	6,694		9,549	1,294		1,354	7,988	10,903
Share in earnings	–7,455		–503	55		67	–7,400	–436
Taxes	1,388		151	–1		–6	1,387	145
Translation difference	–277		1,084	–17		130	–294	1,214
Change in hedge reserve	6		36	—		—	6	36
Pensions	21		4	—		—	21	4
Dividends	—		–3,627	–70		–236	–70	–3,863
Contributions to joint ventures and associated companies	9,941	1)	—	2		46	9,943	46
Reclassification	–1		—	–2		–1	–3	–1
Disposals	—		—	—		–60	—	–60

Closing balance	10,317	2)	6,694	1,261	3)	1,294	11,578	7,988

1)	Including contribution of SEK 5.0 billion paid to STMicroelectronics.
2)	Including goodwill for ST-Ericsson of SEK 1,341 million
3)	Goodwill, net, amounts to SEK 16 million (SEK 16 million in 2008).

ERICSSON’S SHARE OF ASSETS, LIABILITIES AND INCOME IN JOINT VENTURE SONY ERICSSON MOBILE COMMUNICATIONS

	2009	2008	2007
Non-current assets	4,003	3,228	2,701
Current assets	12,790	21,190	22,714
Non-current liabilities	130	157	121
Current liabilities	14,675	17,593	15,745
Net assets	1,988	6,668	9,549

Net sales	36,074	54,377	59,700
Income after financial items	–5,540	–400	7,276
Income taxes	1,252	151	–1,957

Net income	–4,288	–249	5,319

Net income attributable to:
Stockholders of the Parent Company	–4,441	–353	5,151
Minority interest	153	104	168
Assets pledged as collateral	182	—	—
Contingent liabilities	17	20	12

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ERICSSON’S SHARE OF ASSETS, LIABILITIES AND INCOME IN ASSOCIATED COMPANY ERICSSON NIKOLA TESLA D.D.1)

	2009	2008	2007
Non-current assets	311	394	363
Current assets	754	695	728
Non-current liabilities	3	6	1
Current liabilities	240	253	263

Net assets	822	830	827

Net sales	994	1,182	1,100
Income after financial items	90	139	124
Income taxes	1	–5	–1

Net income	91	134	123

Net income attributable to:
Stockholders of the Parent Company	91	134	123
Minority interest	—	—	—
Assets pledged as collateral	5	5	5
Contingent liabilities	151	172	64

1)	Ericsson’s share is 49.07 percent.

All three companies apply IFRS, as issued by the IASB, in the reporting to Ericsson.

ERICSSON’S SHARE OF ASSETS, LIABILITIES AND INCOME IN JOINT VENTURE ST-ERICSSON

2009
Non-current assets	7,238
Current assets	3,856
Non-current liabilities	129
Current liabilities	2,691

Net assets	8,274

Net sales	9,633
Income after financial items	–1,762
Income taxes	136

Net income	–1,626

Net income attributable to:
Stockholders of the Parent Company	–1,626
Minority interest	—
Assets pledged as collateral	—
Contingent liabilities	6

ST-Ericsson: On February 2, 2009, the 50/50 joint venture consisting of ST-NXP wireless business and Ericsson Mobile Platforms was established.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ST-Ericsson is an industry leader in design, development, and the creation of new generations of mobile platforms and wireless semiconductors. ST-Ericsson is a key supplier to four of the industry’s top five handset manufacturers, who together represent about 80 percent of global handset shipments, as well as to other leading companies in the industry.

Ericsson contributed with net cash and net assets, of which SEK 5.0 billion was paid to STMicroelectronics.

The joint venture is headquartered in Geneva, Switzerland, and employs approximately 8,000 persons.

OTHER FINANCIAL ASSETS, NON-CURRENT

	Other investments in shares and participations			Customer finance, non-current		Derivatives, non-current		Other financial assets, non-current
	2009	2008		2009	2008	2009	2008	2009	2008
Accumulated acquisition costs
Opening balance	1,783	2,019		1,082	1,221	2,814	96	3,557	4,092
Additions	1	4		408	623	—	—	389	292
Business combinations	—	—		—	—	—	—	—	—
Disposals/repayments/deductions	–36	–462	2)	–258	–761	—	—	–244	–713
Change in value in funded pension plans1)	—	—		—	—	—	—	–521	–307
Reclassifications	–1	—		—	—	—	—	—	—
Revaluation	—	—		—	—	–1,971	2,718	—	—
Translation difference	–87	222		—	–1	—	—	16	193

Closing balance	1,660	1,783	2)	1,232	1,082	843	2,814	3,197	3,557

Accumulated impairment losses/allowances
Opening balance	–1,474	–1,281		–236	–209	—	—	–1,454	–1,270
Impairment losses/allowance	–3	—		–222	–48	—	—	–74	–14
Business combinations	—	—		—	—	—	—	—	—
Disposals/repayments/deductions	—	–7		56	21	—	—	—	—
Translation difference	73	–186		—	—	—	—	65	–170

Closing balance	–1,404	–1,474		–402	–236	—	—	–1,463	–1,454

Net carrying value	256	309		830	846	843	2,814	1,734	2,103

1)	For further information, see Note C17, “Post-employment benefits”.
2)	In 2008, the divestment of shares in Symbian, with a cash flow effect of SEK 1,256 million, is included in divestments of subsidiaries and other operations.

C13    INVENTORIES

	2009	2008
Raw materials, components, consumables and manufacturing work in progress	6,190	7,413
Finished products and goods for resale	6,621	7,616
Contract work in progress	9,907	12,807

Inventories, net	22,718	27,836

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contract work in progress includes amounts related to delivery-type contracts, service contracts and construction-type contracts with ongoing work in progress.

Reported amounts are net of obsolescence allowances of SEK 2,961 (3,493) million.

MOVEMENTS IN OBSOLESCENCE ALLOWANCES

	2009	2008	2007
Opening balance	3,493	2,752	2,578
Additions, net	562	1,553	1,276
Utilization	–1,297	–1,039	–1,114
Translation difference	2	250	17
Balances regarding acquired/divested businesses	201	–23	–5

Closing balance	2,961	3,493	2,752

The amount of inventories recognized as expense and included in Cost of sales was SEK 52,255 (58,155) million.

C14    TRADE RECEIVABLES AND CUSTOMER FINANCE

	2009	2008
Trade receivables excluding associated companies and joint ventures	67,133	76,827
Allowances for impairment	–924	–1,471

Trade receivables, net	66,209	75,356
Trade receivables related to associated companies and joint ventures	201	535

Trade receivables, total	66,410	75,891

Customer finance	3,046	3,147
Allowances for impairment	–772	–326

Customer finance, net	2,274	2,821
of which short term	1,444	1,975

Credit commitments for customer finance	3,027	3,811

Days Sales Outstanding were 106 (106) in December, 2009.

MOVEMENTS IN ALLOWANCES FOR IMPAIRMENT

	Trade receivables			Customer finance
	2009	2008	2007	2009	2008	2007
Opening balance	1,471	1,351	1,372	326	275	418
Additions	388	651	564	595	90	49
Utilization	–583	–492	–554	–67	–3	–43
Reversal of excess amounts	–312	–81	–137	–37	–74	–141
Reclassification	10	–69	56	—	—	—
Translation difference	–43	115	50	–45	38	–8
Balances regarding acquired/divested business	–7	–4	—	—	—	—

Closing balance	924	1,471	1,351	772	326	275

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AGING ANALYSIS AS PER DECEMBER 31, 2009

	Amount	of which neither impaired nor past due	of which impaired, not past due	of which past due in the following time intervals		of which past due and impaired in the following time intervals
				less than 90 days	90 days or more	less than 90 days	90 days or more
Trade receivables excluding associated companies and joint ventures	67,133	58,727	43	2,962	2,081	774	2,546
Allowances for impairment of receivables	–924	—	–8	—	—	–180	–736
Customer finance	3,046	1,292	1,314	9	1	145	285
Allowances for impairment of customer finance	–772	—	–342	—	—	–145	–285

AGING ANALYSIS AS PER DECEMBER 31, 2008

	Amount	of which neither impaired nor past due	of which impaired, not past due	of which past due in the following time intervals		of which past due and impaired in the following time intervals
				less than 90 days	90 days or more	less than 90 days	90 days or more
Trade receivables excluding associated companies and joint ventures	76,827	67,482	157	4,003	2,711	844	1,630
Allowances for impairment of receivables	–1,471	—	–121	—	—	–362	–988
Customer finance	3,147	2,530	347	5	27	47	191
Allowances for impairment of customer finance	–326	—	–97	—	—	–38	–191

Credit risk

Credit risk is divided into three categories: credit risk in trade receivables, customer finance risk and financial credit risk (see C20, Financial Risk Management and Financial Instruments).

Credit risk in trade receivables

Credit risk in trade receivables is governed by a policy applicable for all legal entities in Ericsson. The purpose of the policy is to:

•	Avoid credit losses through establishing internal standard credit approval routines in all Ericsson legal entities.

•	Ensure monitoring and risk mitigation of defaulting accounts, i.e. events of non-payment and/or delayed payments from customers.

•	Ensure efficient credit management within the Company and thereby improve Days Sales Outstanding and Cash Flow.

•	Ensure payment terms are commercially justifiable.

•	Define escalation path and approval process for payment terms and customer credit limits.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The credit worthiness of all customers is regularly assessed and a credit limit is set. Through credit management system functionality, credit checks are performed every time a sales order or an invoice is generated in the source system. This is based on the credit risk set on the customer. Credit blocks appear if the credit limit set on customer is exceeded or if past due receivables are higher than permitted levels. Release of a credit block requires authorization.

Letters of credits are used as a method for securing payments from customers operating in emerging markets, in particular in markets with unstable political and/or economic environment. By having banks confirming the letters of credit, the political and commercial credit risk exposures to Ericsson are mitigated.

Trade receivables amounted to SEK 67,133 (76,827) million as of December 31, 2009. Provisions for expected losses are regularly assessed and amounted to SEK 924 (1,471) million as of December 31, 2009. Ericsson’s nominal credit losses have, however, historically been low. The amounts of trade receivables closely follow the distribution of Ericsson’s sales and do not include any major concentrations of credit risk by customer or by geography. The five largest customers represent 26 percent of the total trade receivables.

Customer finance credit risk

All major commitments to finance customers are made only after the approval by the Finance Committee of the Board of Directors according to the established credit approval process.

Prior to the approval of new facilities reported as customer finance, an internal credit risk assessment is conducted in order to assess the credit rating of each transaction (for political and commercial risk). The credit risk analysis is made by using an assessment tool, where the political risk rating is identical to the rating used by all Export Credit Agencies within the OECD. The commercial risk is assessed by analyzing a large number of parameters, which may affect the level of the future commercial credit risk exposure. The output from the assessment tool for the credit rating also include an internal pricing of the risk. This is expressed as a risk margin per annum over funding cost. The reference pricing for political and commercial risk, on which the tool is based, is reviewed using information from Export Credit Agencies and prevailing pricing in the bank loan market for structured financed deals. The objective is that the internally set risk margin shall reflect the assessed risk and that the pricing is as close as possible to the current market pricing. A reassessment of the credit rating for each customer finance facility is made on a regular basis.

Risk provisions related to customer finance risk exposures are only made upon events which occur after the financing arrangement has become effective and which are expected to have a significant adverse impact on the borrower’s ability and/or willingness to service the outstanding debt. These events can be political (normally outside the control of the borrower) or commercial, e.g. a borrower’s deteriorated creditworthiness.

As of December 31, 2009, Ericsson’s total outstanding exposure related to customer finance was SEK 3,046 (3,147) million. As of December 31, 2009, Ericsson also had unutilized customer finance commitments of SEK 3,027 (3,811) million. During 2009 Ericsson transferred certain customer finance assets to third parties, and continues to recognize a part of such assets corresponding to the extent of its continuing involvement. The total carrying amount of the original assets transferred is SEK 560 million, the amount of the assets that Ericsson continues to recognize is SEK 28 million, and the carrying amount of the associated liabilities is SEK 28 million. Customer finance is arranged for infrastructure projects in different geographic markets and for a large number of customers. As of December 31, 2009, there were a total of 68 (69) customer finance arrangements originated by or guaranteed by Ericsson. The five largest facilities represented 43 (44) percent of the total credit exposure.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Of Ericsson’s total outstanding customer finance exposure as of December 31, 2009, 57 (58) percent was related to Central and Eastern Europe, Middle East and Africa, 15 (22) percent to America, 14 (18) percent to Western Europe, and 14 (2) percent to Asia Pacific.

The effect of risk provisions and reversals for customer finance affecting the income statement amounted to a net negative impact of SEK 480 (16) million in 2009. Credit losses incurred were SEK 67 (3) million.

Security arrangements for customer finance facilities normally include pledges of equipment, pledges of certain assets belonging to the borrower and pledges of shares in the operating company. Restructuring efforts for cases of troubled debt may lead to temporary holdings of equity interests. If available, third-party risk coverage is as a rule arranged. “Third-party risk coverage” means that a financial payment guarantee covering the credit risk has been issued by a bank, an export credit agency or other financial institution. A credit risk transfer under a sub participation arrangement with a bank can also be arranged. In this case the entire credit risk and the funding is taken care of by the bank for the part that they cover. A credit risk cover from a third party may also be issued by an insurance company. During 2009, Ericsson has not taken possession of any collateral it holds as security or called on any other credit enhancement.

Information about guarantees related to customer finance is included in note C24.

The table below summarizes Ericsson’s outstanding customer finance as of December 31, 2009 and 2008.

OUTSTANDING CUSTOMER FINANCE

	2009	2008
Total customer finance	3,046	3,147
Accrued interest	57	81
Less third-party risk coverage	–382	–162

Ericsson’s risk exposure	2,721	3,066

C15    OTHER CURRENT RECEIVABLES

	2009	2008
Prepaid expenses	2,403	3,134
Accrued revenues	1,538	1,885
Advance payments to suppliers	776	1,278
Derivatives with a positive value1)	1,760	2,796
Taxes	4,830	4,130
Other	3,839	4,595

Total	15,146	17,818

1)	Also see Note C20 “Financial Risk Management and Financial Instruments”

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C16    EQUITY AND OTHER COMPREHENSIVE INCOME

Capital stock 2009

Capital stock at December 31, 2009, consisted of the following:

Parent Company	Number of shares	Capital stock
Class A shares	261,755,983	1,309
Class B shares	3,011,595,752	15,058

Total	3,273,351,735	16,367

The capital stock of the Parent Company is divided into two classes: Class A shares (quota value SEK 5.00) and Class B shares (quota value SEK 5.00). Both classes have the same rights of participation in the net assets and earnings. Class A shares, however, are entitled to one vote per share while Class B shares are entitled to one tenth of one vote per share.

At December 31, 2009, the total number of treasury shares was 78,978,533 (61,066,097 in 2008 and 46,398,3091) in 2007) Class B shares. Ericsson repurchased 27,000,000 shares in 2009, in relation to the Stock Purchase Plans and the Stock Option Plans.

RECONCILIATION OF NUMBER OF SHARES

	Number of shares	Capital stock
Number of shares Jan 1, 2009	3,246,351,735	16,232
Number of shares Dec 31, 2009	3,273,351,735	16,367

For further information about number of shares, see chapter Share information.

Dividend proposal

The Board of Directors will propose to the Annual General Meeting 2010 a dividend of SEK 2.00 per share.

Additional paid in capital

Relates to payments made by owners and includes share premiums paid.

Revaluation of other investments in shares and participations

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

Cash flow hedges

The cash flow hedge reserve comprises the effective portion of the cumulative net change in the fair value of cash-flow-hedging instruments related to hedged transactions that have not yet occurred.

1)	A reverse split 1:5 was made in June 2008. Comparative figures are restated accordingly.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cumulative translation adjustments

The cumulative translation adjustments comprises all foreign currency differences arising from the translation of the financial statements of foreign operations, changes regarding revaluation of goodwill in local currency as well as from the translation of liabilities that hedge the Company’s net investment in foreign subsidiaries.

Retained earnings

Retained earnings, including net income for the year, comprise the earned profits of the Parent Company and its share of net income in subsidiaries, joint ventures and associated companies. Actuarial gains and losses related to pensions are included in retained earnings.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2009	Capital stock	Additional paid in capital	Revaluation of other investments in shares and participations	Cash flow hedges		Cumulative translation adjustments		Retained earnings	Stock- holders’ equity	Minority interests	Total equity
January 1, 2009	16,232	24,731	–1	–2,356		2,124		100,093	140,823	1,261	142,084

Net income
Group	—	—	—	—		—		9,685	9,685	455	10,140
Joint ventures and associated companies	—	—	—	—		—		–6,013	–6,013	—	–6,013

Other comprehensive income
Actuarial gains and losses, and the effect of the asset ceiling, related to pensions
Group	—	—	—	—		—		–633	–633	—	–633
Joint ventures and associated companies	—	—	—	—		—		28	28	—	28
Revaluation of other investments in shares and participations
Fair value remeasurement
Group	—	—	–2	—		—		—	–2	—	–2
Joint ventures and associated companies	—	—	—	—		—		—	—	—	—
Cash flow hedges
Gains/losses arising during the year
Group	—	—	—	665		—		—	665	—	665
Joint ventures and associated companies	—	—	—	7		—		—	7	—	7
Reclassification adjustments for gains/losses included in profit or loss	—	—	—	3,850	1)	—		—	3,850	—	3,850
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	—	–1,029		—		—	–1,029	—	–1,029
Changes in cumulative translation adjustments
Group	—	—	—	—		–1,013	2)	—	–1,013	–54	–1,067
Joint ventures and associated companies	—	—	—	—		–294		—	–294	—	–294
Tax on items relating to components of OCI3)	—	—	–1	–1,059		–154	4)	174	–1,040	—	–1,040

Total other comprehensive income	—	—	–3	2,434		–1,461		–431	539	–54	485

Total comprehensive income	—	—	–3	2,434		–1,461		3,241	4,211	401	4,612

Transactions with owners
Stock issue	135	—	—	—		—		—	135	—	135
Sale of own shares	—	—	—	—		—		75	75	—	75
Repurchase of own shares	—	—	—	—		—		–135	–135	—	–135
Stock Purchase and Stock Option Plans
Group	—	—	—	—		—		658	658	—	658
Joint ventures and associated companies	—	—	—	—		—		—	—	—	—
Dividends paid	—	—	—	—		—		–5,897	–5,897	–421	–6,318
Business combinations	—	—	—	—		—		—	—	–84	–84

December 31, 2009	16,367	24,731	–4	78		663		98,035	139,870	1,157	141,027

1)	SEK 3,720 million is recognized in Net Sales, SEK 698 million is recognized in Cost of Sales and SEK –568 million is recognized in R&D.
2)	Changes in cumulative translation adjustments include changes regarding revaluation of goodwill in local currency of SEK -1,015 million (SEK 2,993 million in 2008, SEK –914 million in 2007), gain/loss from hedging activities of foreign entities, SEK 586 million (SEK –660 in 2008, SEK –52 million in 2007) and SEK 10 million (SEK 13 million in 2008, SEK –70 million in 2007) of realized gain/losses net from sold/liquidated companies.
3)	For further disclosures, see note C8 “Taxes”.
4)	Deferred tax on gains/losses on hedges on investments in foreign entities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2008	Capital stock	Additional paid in capital	Revaluation of other investments in shares and participations	Cash flow hedges	Cumulative translation adjustments	Retained earnings	Stock- holders’ equity	Minority interests	Total equity

January 1, 2008	16,132	24,731	5	307	–6,345	99,282	134,112	940	135,052

Net income
Group	—	—	—	—	—	11,564	11,564	394	11,958
Joint ventures and associated companies	—	—	—	—	—	–291	–291	—	–291

Other comprehensive income
Actuarial gains and losses related to pensions
Group	—	—	—	—	—	–4,019	–4,019	—	–4,019
Joint ventures and associated companies	—	—	—	—	—	4	4		4
Revaluation of other investments in shares and participations
Fair value remeasurement
Group	—	—	–6	—	—	—	–6	—	–6
Joint ventures and associated companies	—	—	–1	—	—	—	–1	—	–1
Cash flow hedges
Gains/losses arising during the year
Group	—	—	—	–5,116	—	—	–5,116	—	–5,116
Joint ventures and associated companies	—	—	—	36	—	—	36	—	36
Reclassification adjustments for gains/losses included in profit or loss	—	—	—	1,192	—	—	1,192	—	1,192
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustments
Group	—	—	—	—	7,081	—	7,081	233	7,314
Joint ventures and associated companies	—	—	—	—	1,214	—	1,214	—	1,214
Tax on items relating to components of OCI	—	—	1	1,225	174	930	2,330	—	2,330

Total other comprehensive income	—	—	–6	–2,663	8,469	–3,085	2,715	233	2,948

Total comprehensive income	—	—	–6	–2,663	8,469	8,188	13,988	627	14,615

Transactions with owners
Stock issue	100	—	—	—	—	—	100	—	100
Sale of own shares	—	—	—	—	—	88	88	—	88
Repurchase of own shares	—	—	—	—	—	–100	–100	—	–100
Stock Purchase and Stock Option Plans
Group	—	—	—	—	—	589	589	—	589
Joint ventures and associated companies	—	—	—	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	–7,954	–7,954	–286	–8,240
Business combinations	—	—	—	—	—	—	—	–20	–20

December 31, 2008	16,232	24,731	–1	–2,356	2,124	100,093	140,823	1,261	142,084

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2007	Capital stock	Additional paid in capital	Revaluation of other investments in shares and participations	Cash flow hedges	Cumulative translation adjustments	Retained earnings	Stock- holders’ equity	Minority interests	Total equity
January 1, 2007	16,132	24,731	3	877	–5,569	83,939	120,113	782	120,895

Net income
Group	—	—	—	—	—	16,562	16,562	299	16,861
Joint ventures and associated companies	—	—	—	—	—	5,274	5,274	—	5,274

Other comprehensive income
Actuarial gains and losses related to pensions
Group	—	—	—	—	—	1,210	1,210	—	1,210
Joint ventures and associated companies						–2	–2		–2
Revaluation of other investments in shares and participations
Fair value remeasurement	—	—	2	—	—	—	2	—	2
Group	—	—	—	—	—	—	—	—	—
Joint ventures and associated companies	—	—	—	—	—	—	—	—	—
Cash flow hedges
Gains/losses arising during the year
Group	—	—	—	580	—	—	580	—	580
Joint ventures and associated companies	—	—	—	4	—	—	4	—	4
Reclassification adjustments for gains/losses included in profit or loss	—	—	—	–1,390	—	—	–1,390	—	–1,390
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustments
Group	—	—	—	—	–1,155	—	–1,155	–1	–1,156
Joint ventures and associated companies	—	—	—	—	359	—	359	—	359
Tax on items relating to components of OCI	—	—	—	236	20	–329	–73	—	–73

Total other comprehensive income	—	—	2	–570	–776	879	–465	–1	–466

Total comprehensive income	—	—	2	–570	–776	22,715	21,371	298	21,669

Transactions with owners
Sale of own shares	—	—	—	—	—	62	62	—	62
Stock Purchase and Stock Option Plans
Group	—	—	—	—	—	528	528	—	528
Joint ventures and associated companies	—	—	—	—	—	–19	–19	—	–19
Dividends paid	—	—	—	—	—	–7,943	–7,943	–189	–8,132
Business combinations	—	—	—	—	—	—	—	49	49

December 31, 2007	16,132	24,731	5	307	–6,345	99,282	134,112	940	135,052

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C17    POST-EMPLOYMENT BENEFITS

Ericsson sponsors a number of post-employment benefit plans throughout the Company, which are in line with market practice in each country. The year 2009 was characterised by a positive return of plan assets and significant employer contributions.

This note is divided into the following sections:

1.	Amount Recognized in the Consolidated Balance Sheet

2.	Total Pension Expenses Recognized in the Income Statement

3.	Change in the Defined Benefit Obligation, DBO

4.	Change in the Plan Assets

5.	Actuarial Gains and Losses Reported Directly in OCI

6.	Actuarial Assumptions

7.	Summary Information on Pension Plans per Geographical Zone

Section One: Amount Recognized in the Consolidated Balance Sheet

	Sweden	UK	Euro zone	US	Other	Total
2009
Defined benefit obligation (DBO)1)	16,150	5,688	3,840	2,781	2,258	30,717
Fair value of plan assets2)	10,927	5,336	2,406	1,974	2,563	23,206

Deficit/Surplus (+/-)	5,223	352	1,434	807	–305	7,511
Unrecognized past service costs	—	—	–14	—	–79	–93

Closing balance	5,223	352	1,420	807	–384	7,418

Plans with net surplus3)	—	190	29	—	896	1,115

Provision for post-employment benefits4)	5,223	542	1,449	807	512	8,533

2008
Defined benefit obligation (DBO)1)	14,866	4,867	3,557	2,789	1,931	28,010
Fair value of plan assets2)	8,181	4,407	2,330	2,289	1,830	19,037

Deficit/Surplus (+/-)	6,685	460	1,227	500	101	8,973
Unrecognized past service costs	—	—	1	—	–75	–74

Closing balance	6,685	460	1,228	500	26	8,899

Plans with net surplus3)	—	35	304	171	464	974

Provision for post-employment benefits4)	6,685	495	1,532	671	490	9,873

1)	For details on DBO, please refer to section three of this note.
2)	For details on plan assets, please refer to section four of this note.
3)	Plans with a net surplus, i.e. where plan assets exceed DBO, are reported as Other financial assets, non-current (please see Note C12 “Financial Assets”). None of the Company’s plans with net surplus are affected by restrictions on asset recognition.
4)	Plans with net liabilities are reported in the Balance Sheet as Post-employment benefits, non-current.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Section Two: Total Pension Expenses Recognized in the Income Statement

The expenses for post-employment benefits within Ericsson are distributed between defined contribution plans and defined benefit plans, with a trend toward defined contribution plans.

	Sweden	UK	Euro zone	US	Other	Total
2009
Pension cost for defined contribution plans	1,686	73	385	124	185	2,453
Pension cost for defined benefit plans1)	674	66	202	49	144	1,135

Total	2,360	139	587	173	329	3,588

Total pension cost expressed as a percentage of wages and salaries						8.7%

2008
Pension cost for defined contribution plans	1,607	40	345	114	72	2,178
Pension cost for defined benefit plans1)	625	156	179	35	33	1,028

Total	2,232	196	524	149	105	3,206

Total pension cost expressed as a percentage of wages and salaries						8.3%

2007
Pension cost for defined contribution plans	1,166	265	370	105	148	2,054
Pension cost for defined benefit plans1)	471	279	128	42	100	1,020

Total	1,637	544	498	147	248	3,074

Total pension cost expressed as a percentage of wages and salaries						9.0%

1)	See cost details in table below.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

COST DETAILS FORD DEFINED BENEFIT PLANS RECOGNIZED IN THE INCOME STATEMENT

	Sweden	UK	Euro zone	US	Other	Total
2009
Current service cost	594	205	138	35	131	1,103
Interest cost	590	284	194	171	155	1,394
Expected return on plan assets	–366	–270	–125	–156	–208	–1,125
Past service cost	—	—	5	—	25	30
Curtailments and settlements	–144	–153	–10	–1	41	–267

Total	674	66	202	49	144	1,135

2008
Current service cost	539	186	141	29	122	1,017
Interest cost	549	299	160	142	133	1,283
Expected return on plan assets	–431	–310	–143	–137	–201	–1,222
Past service cost	—	—	11	—	8	19
Curtailments and settlements	–32	–19	10	1	–29	–69

Total	625	156	179	35	33	1,028

2007
Current service cost	473	257	186	33	140	1,089
Interest cost	435	307	135	139	109	1,125
Expected return on plan assets	–412	–285	–125	–135	–163	–1,120
Past service cost	—	—	—	3	8	11
Curtailments and settlements	–25	—	–68	2	6	–85

Total	471	279	128	42	100	1,020

Sections three to six focus on the defined benefit plans

Section Three: Change in the Defined Benefit Obligation, DBO

The DBO is the gross pension liability.

	Sweden	UK	Euro zone	US	Other	Total
2009
Opening balance	14,866	4,867	3,557	2,789	1,931	28,010
Current service cost	594	205	138	35	131	1,103
Interest cost	590	284	194	171	155	1,394
Employee contributions	—	14	4	—	12	30
Pension payments	–107	–108	–90	–172	–142	–619
Actuarial gain/loss (-/+)	351	543	204	143	–120	1,121
Settlements	—	—	—	—	–1	–1
Curtailments	–144	–153	–14	—	—	–311
Business combinations	—	—	—	—	–13	–13
Other	—	–13	74	26	40	127
Translation difference	—	49	–227	–211	265	–124

Closing balance	16,150	5,688	3,840	2,781	2,258	30,717

Of which medical benefit schemes	—	—	—	631	—	631

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Sweden	UK	Euro zone	US	Other	Total

2008
Opening balance	12,512	5,606	3,079	2,238	1,791	25,226
Current service cost	539	186	141	29	122	1,017
Interest cost	549	299	160	142	133	1,283
Employee contributions	—	43	4	—	12	59
Pension payments	–74	–87	–133	–144	–86	–524
Actuarial gain/loss (-/+)	1,372	–436	–185	38	25	814
Settlements	—	—	—	—	–16	–16
Curtailments	–32	–19	10	1	–13	–53
Business combinations1)	—	—	–14	—	—	–14
Other	—	–7	7	19	–7	12
Translation difference	—	–718	488	466	–30	206

Closing balance	14,866	4,867	3,557	2,789	1,931	28,010

Of which medical benefit schemes	—	—	—	639	—	639

1)	Business combinations in 2008 are related to the divesture of the Enterprise Business.

Funded Status

The funded ratio, defined as total plan assets in relation to the total defined benefit obligation (DBO), was 75.5 percent in 2009, compared to 68.0 percent in 2008.

The following table summarizes the value of the DBO per geographical area based on whether there are plan assets wholly or partially funding each pension plan.

	Sweden	UK	Euro zone	US	Other	Total

2009
DBO, closing balance	16,150	5,688	3,840	2,781	2,258	30,717
Of which partially or fully funded	15,660	5,688	2,659	2,119	1,813	27,939
Of which unfunded	490	—	1,181	662	445	2,778
2008
DBO, closing balance	14,866	4,867	3,557	2,789	1,931	28,010
Of which partially or fully funded	14,375	4,867	2,355	2,118	1,522	25,237
Of which unfunded	491	—	1,202	671	409	2,773

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Section Four: Change in the Plan Assets

A majority of pension plans have assets managed by local Pension Trust funds, whose sole purpose is to secure the future pension payments to the employees.

	Sweden	UK	Euro zone	US	Other	Total
2009

Opening balance	8,181	4,407	2,330	2,289	1,830	19,037
Expected return on plan assets	366	270	125	156	208	1,125
Actuarial gain/loss (+/-)	1,076	342	–136	–253	162	1,191
Employer contributions	1,305	387	213	49	122	2,076
Employee contributions	—	14	4	—	12	30
Pension payments	—	–122	–75	–115	–125	–437
Settlements	—	—	—	—	—	—
Business combinations	—	—	–1	—	–11	–12
Other	–1	—	90	—	–2	87
Translation difference	—	38	–144	–152	367	109

Closing balance	10,927	5,336	2,406	1,974	2,563	23,206

2008
Opening balance	9,463	4,854	2,104	1,779	2,036	20,236
Expected return on plan assets	431	310	143	137	201	1,222
Actuarial gain/loss (+/-)	–1,713	–595	–343	19	–320	–2,952
Employer contributions	—	527	132	61	85	805
Employee contributions	—	43	4	—	12	59
Pension payments	—	–95	–30	–88	–73	–286
Settlements	—	—	—	—	–16	–16
Business combinations1)	—	—	–2	—	—	–2
Other	—	—	—	—	–5	–5
Translation difference	—	–637	322	381	–90	–24

Closing balance	8,181	4,407	2,330	2,289	1,830	19,037

1)	Business combinations in 2008 are related to the divesture of the Enterprise Business.

Refunds from or reductions in future contributions to plan assets are recognized if they are available and firmly decided.

ACTUAL RETURN ON PLAN ASSETS

	Sweden	UK	Euro zone	US	Other	Total
2009	1,441	612	–10	–97	370	2,316
2008	–1,283	–284	–200	156	–119	–1,730

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ASSET ALLOCATION

	Sweden	UK	Euro zone	US	Other	Total
2009
Equities	3,824	1,825	1,094	1,069	394	8,063
Interest-bearing securities	7,103	2,801	1,051	741	1,747	13,586
Other	—	710	261	164	422	1,557

Total	10,927	5,336	2,406	1,974	2,563	23,206
Of which Ericsson securities	—	—	—	—	—	—

2008
Equities	2,577	1,674	900	831	306	6,288
Interest-bearing securities	5,604	2,161	1,291	1,256	1,258	11,570
Other	—	572	139	202	266	1,179

Total	8,181	4,407	2,330	2,289	1,830	19,037
Of which Ericsson securities	—	—	—	—	—	—

Equity instruments amount to 35 percent of the total assets, interest bearing instruments amount to 59 percent of the total assets, and other instruments amount to 6 percent of the total assets.

The contributions to the defined benefit plans for the upcoming year will be based on the development of the financial markets as well as on the growth of the pension liability, and how these developments affect the target funding ratio of the Company.

Section Five: Actuarial Gains and Losses Reported Directly in OCI

	2009	2008
Cumulative gain/loss (-/+) at beginning of year	5,402	1,806
Recognized gain/loss (-/+) during the year	–70	3,765
Other1)	–	–7
Translation difference	–6	–162

Cumulative gain/loss (-/+) at end of year	5,326	5,402

1)	The gain in 2008 is related to terminated pension plans.

Since January 1, 2006, Ericsson applies immediate recognition of actuarial gains and losses directly in OCI, as disclosed in the statement of OCI. Actuarial gains and losses may arise from either a change in actuarial assumptions or in deviations between estimated and actual outcome.

MULTI- YEAR SUMMARY

	2009	2008	2007	2006	2005
Plan assets	23,206	19,037	20,236	18,395	16,784
DBO	30,717	28,010	25,226	24,612	22,314

Deficit/Surplus (-/+)	–7,511	–8,973	–4,990	–6,217	–5,530
Actuarial gains and losses (-/+)
Experience-based adjustments of pension obligations	310	57	–76	232	–415
Experience-based adjustments of plan assets	–1,191	2,952	59	–358	–706

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Section Six: Actuarial Assumptions

	Sweden	UK	Euro zone1)	US1)	Other1)
2009
Discount rate	4.00%	5.60%	5.26%	5.89%	8.91%
Expected return on plan assets for the year	4.55%	6.00%	6.31%	7.00%	9.34%
Future salary increases	3.25%	4.90%	2.92%	4.50%	6.77%
Inflation	2.00%	3.60%	2.17%	2.50%	3.80%
Health care cost inflation, current year	n/a	n/a	n/a	9.00%	n/a
Life expectancy after age 65 in years, males	21	21	22	18	18
Life expectancy after age 65 in years, females	24	24	25	20	22
2008
Discount rate	4.00%	5.50%	5.86%	6.25%	8.53%
Expected return on plan assets for the year	4.55%	6.40%	6.51%	7.50%	10.05%
Future salary increases	3.25%	4.30%	3.00%	4.50%	6.81%
Inflation	2.00%	3.00%	2.25%	2.50%	4.23%
Health care cost inflation, current year	n/a	n/a	n/a	9.00%	n/a
Life expectancy after age 65 in years, males	21	21	22	18	18
Life expectancy after age 65 in years, females	24	24	25	20	22

1)	Weighted average

•	Actuarial assumptions are assessed on a quarterly basis.

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

Sensitivity Analysis for Medical Benefit Schemes

The effect (in SEK million) of a one percentage point change in the assumed trend rate of medical cost would have the following effect:

	1 percent increase	1 percent decrease
Net periodic post-employment medical cost	4	–3
Accumulated post-employment benefit obligation for medical costs	59	–50

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Section Seven: Summary Information on Pension Plans per Geographical Zone

Applicable to all countries: In 2009, the positive return of plan assets resulted in an actuarial gain and an increase in the total value of the plan assets. The actuarial gain on plan assets is the difference between the expected return on plan assets and the actual return on plan assets. Changes in discount rate resulted in an overall actuarial loss and an increase in the defined benefit obligation. The net actuarial gain amounted to SEK 70 million.

Sweden:

In 2009, the Swedish discount rate is unchanged compared to 2008. The actuarial loss was purely due to experience-based adjustments on pension obligations and plan assets. Sweden was positively affected by the positive performance of the plan assets and the employer contribution to the Swedish Trust fund.

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

Alecta has a collective funding ratio which is a buffer for its insurance commitments to protect against fluctuations in investment return and insurance risks. Alecta’s target ratio is 140 percent and reflects the fair value of Alecta’s plan assets as a percentage of plan commitments, then measured in accordance with Alecta’s actuarial assumptions, which are different from those in IAS 19.

UK:

The increase in the discount rate was more than offset by the rise in inflation and future salary increases, which resulted in an overall actuarial loss. The restructuring of the UK operations resulted in a curtailment of approximately SEK 150 million.

Euro zone:

Germany, Italy and Ireland are the countries with the most significant defined benefit pension plans within the Euro zone.

The discount rate for the Euro zone decreased, resulting in an increase in the defined benefit obligation and an actuarial loss.

US:

The discount rate decreased resulting in an increase in the defined benefit obligation and an actuarial loss.

Other:

Brazil is the country included in Other with the most significant defined benefit pension plan.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C18    PROVISIONS

	Warranty commitments	Restructuring	Project related	Other	Total
2009
Opening balance	1,931	3,830	3,794	4,795	14,350
Additions	2,141	4,920	1,952	2,129	11,142
Reversal of excess amounts	–171	–210	–451	–915	–1,747
Negative effect on Income Statement					9,395
Utilization/Cash out	–1,427	–4,248	–3,459	–1,595	–10,729
Balances regarding divested/acquired businesses	96	—	—	16	112
Reclassification	19	146	–128	–595	–558
Translation differences	–56	–139	–14	70	–139

Closing balance	2,533	4,299	1,694	3,905	12,431

2008
Opening balance	1,814	1,051	2,619	4,242	9,726
Additions	1,568	4,328	3,960	2,105	11,961
Reversal of excess amounts	–392	–131	–799	–493	–1,815
Negative effect on Income Statement					10,146
Utilization/Cash out	–1,150	–1,756	–2,164	–970	–6,040
Balances regarding divested/acquired businesses	–30	–2	–51	–15	–98
Reclassification	1	71	45	–173	–56
Translation differences	120	269	184	99	672

Closing balance	1,931	3,830	3,794	4,795	14,350

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

For 2009, new or additional provisions amounting to SEK 11.1 billion were made, and SEK 1.7 billion were reversed. The actual utilization for 2009 was SEK 10.7 billion compared with the estimated SEK 9 billion. The expected utilization in 2010 is approximately SEK 8 billion.

Of the total provisions, SEK 461 (311) million are classified as non-current. For more information, see Note C1, “Significant Accounting Policies” and Note C2, “Critical Accounting Estimates and Judgments”.

Warranty commitments

Warranty provisions are based on historic quality rates for established products as well as estimates regarding quality rates for new products and costs to remedy the various types of faults predicted. The actual utilization for 2009 was SEK 1.4 billion and in line with the expected SEK 1 billion. Provisions amounting to SEK 2.1 billion were made and due to more favorable outcomes in certain cases reversals of SEK 0.2 billion were made. The utilization of warranty provisions during year 2010 is estimated to approximately SEK 2 billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Restructuring

In January, 2009, cost reduction activities were initiated. In the third quarter 2009, it was reported that the program was ahead of plan and that additional opportunities for efficiency improvements had evolved. This would lead to further restructuring charges during the last three quarters of the program. As part of this cost reduction plan, SEK 4.9 billion in provision were made. The actual utilization was SEK 4.2 billion, where SEK 2.6 billion was related to restructuring programs initiated before 2009. The utilization for 2010 is estimated to approximately SEK 3 billion.

Project related

Project provisions relate to estimated losses on onerous contracts, including probable contractual penalties. The utilization of project related provisions were SEK 3.5 billion and in line with the estimated SEK 3 billion. Provisions amounting to SEK 2.0 billion were made and SEK 0.5 billion were reversed due to a more favorable outcome than expected. The utilization for 2010 is estimated to be approximately SEK 1 billion.

Other

Other provisions include provisions for tax issues, litigations, supplier claims, and other. The utilization was SEK 1.6 billion in 2009 compared to the estimate of SEK 2 billion. During 2009, new provisions amounting to SEK 2.1 billion were made and SEK 0.9 billion were reversed during the year due to a more favorable outcome. For 2010, the estimated utilization is approximately SEK 2 billion.

C19    INTEREST-BEARING LIABILITIES

As of December 31, 2009, Ericsson’s outstanding interest-bearing liabilities were SEK 32.1 (30.5) billion.

INTEREST-BEARING LIABILITIES

	2009	2008
Borrowings, current
Current part of non-current borrowings1)	684	3,903
Other current borrowings	1,440	1,639

Total current borrowings	2,124	5,542

Borrowings, non-current
Notes and bond loans	23,801	18,879
Other borrowings, non-current	6,195	6,060

Total non-current interest-bearing liabilities	29,996	24,939

Total interest-bearing liabilities	32,120	30,481

1)	Including notes and bond loans of SEK 0 (3,794) million.

All outstanding notes and bond loans are issued by the Parent Company under its Euro Medium-Term Note (EMTN) program. Bonds issued at a fixed interest rate are swapped to a floating interest rate using interest rate swaps, resulting in a weighted average interest rate of 2.88 percent at December 31, 2009. These bonds are revalued based on changes in benchmark interest rates according to the fair value hedge methodology stipulated in IAS 39.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On May 20, 2009, the USD bond issued in 1999 of 483 million matured and was repaid.

On June 22, 2009, a new EUR fixed rate bond was issued under the EMTN program. The nominal amount of the issue was 600 million EUR and the maturity date 24 June 2013.

On June 23, 2009, Ericsson signed a seven year floating rate loan of USD 625 million with Svensk Exportkredit. This loan is issued under the EMTN program.

On November 30, 2009, Ericsson called the EUR bond issued in 2003 of EUR 471 million with maturity date 28 November 2010 at par.

In 2008 Ericsson signed a seven year loan of SEK 4.0 billion with the European Investment Bank. The loan supports Ericsson’s R&D activities to develop the next generation of mobile broadband technology at sites in Kista, Gothenburg and Linköping in Sweden.

NOTES AND BOND LOANS

Issued-maturing	Nominal amount	Coupon	Currency	Book value (SEK m.)		Maturity date (yy-mm-dd)		Unrealized hedge gain/loss (incl. in book value)
2004-2012	450	1.275%	SEK	450		12-12-07	2)
2007-2012	1,000	5.100%	SEK	1,058	1)	12-06-29		–59
2007-2012	2,000	0.730%	SEK	2,000		12-06-29	3)
2007-2014	375	1.006%	EUR	3,863		14-06-27	4)
2007-2017	500	5.380%	EUR	5,714	1)	17-06-27		–591
2009-2013	600	5.000%	EUR	6,229	1)	13-06-24		–81
2009-2016	625	3.29875%	USD	4,487		16-06-23	5)

Total				23,801				–731

1)	Interest rate swaps are designated as fair value hedges.
2)	Next contractual repricing date 2010-06-03 (semi annual).
3)	Next contractual repricing date 2010-03-25 (quarterly).
4)	Next contractual repricing date 2010-03-25 (quarterly).
5)	Next contractual repricing date 2010-03-19 (quarterly).

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

Ericsson defines its managed capital as the total Company equity. For Ericsson, a robust financial position with a strong equity ratio, investment grade rating, low leverage and ample liquidity is deemed important. This provides the financial flexibility and independence to operate and manage variations in working capital needs as well as to capitalize on business opportunities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

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

Our capital objectives are:

•	an equity ratio above 40 percent.

•	a cash conversion rate above 70 percent.

•	to maintain a positive net cash position.

•	to maintain a solid investment grade rating by Moody’s and Standard & Poor’s.

CAPITAL OBJECTIVES RELATED INFORMATION

	2009	2008
Capital (SEK billion)	141	142
Equity ratio (percent)	52	50
Cash conversion rate (percent)	117	92
Positive net cash (SEK billion)	36.1	34.7

Credit rating
Moody’s	Baa1	Baa1
Standard & Poor’s	BBB+	BBB+

Ericsson has a treasury function with the principal role to ensure that appropriate financing is in place through loans and committed credit facilities, to actively manage the Company’s liquidity as well as financial assets and liabilities, and to manage and control financial risk exposures in a manner consistent with underlying business risks and financial policies. Hedging activities, cash management and insurance management are largely centralized to the treasury function in Stockholm.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Board of Directors has established risk limits for defined exposures to foreign exchange and interest rate risks as well as to political risks in certain countries.

For further information about accounting policies, please see Note C1, “Significant Accounting Policies”.

Foreign exchange risk

Ericsson is a global company with sales mainly outside Sweden. Revenues and costs are to a large extent in currencies other than SEK and therefore the financial results of the Company are impacted by currency fluctuations.

Ericsson reports the financial accounts in SEK and movements in exchange rates between currencies will affect:

•	specific line items such as Net sales and Operating income.

•	the comparability of our results between periods.

•	the carrying value of assets and liabilities.

•	reported cash flows.

Net sales and Operating Income are affected by changes in foreign exchange rates from two different kinds of exposures, translation exposure and transaction exposure. In the Operating Income we are primarily exposed to transaction exposure which is partially addressed by hedging.

CURRENCY EXPOSURE

	Net Sales		Net Cost
	Exposure	Of which Translation Exposure	Exposure	Of which Translation Exposure
USD	42%	13%	21%	13%
EUR	22%	16%	25%	19%
CNY	8%	8%	5%	7%
INR	5%	7%	3%	7%
JPY	3%	3%	2%	3%
BRL	3%	3%	3%	4%

Translation exposure

Translation exposure relates to Sales and Cost of sales in foreign entities when translated into SEK upon consolidation. These exposures can not be addressed by hedging, but as the Income Statement is translated using average rate, the impact of volatility in foreign currency rates is reduced.

Transaction exposure

Transaction exposure relates to Sales and Cost of sales in non-reporting currencies in individual group companies. Foreign exchange risk is as far as possible concentrated to Swedish group companies, primarily Ericsson AB. Sales to foreign subsidiaries are normally denominated in the functional currency of the receiving

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

entity, and export sales from Sweden to external customers are normally denominated in USD or other foreign currency. In order to limit the exposure toward exchange rate fluctuations on future revenues or expenditures, committed and forecasted future sales and purchases in major currencies are hedged, for the coming 6–12 months.

According to Company policy, transaction exposure in subsidiaries’ balance sheets (i.e. trade receivables and payables and customer finance receivables) should be fully hedged, except for non-tradable currencies. Group Treasury has a mandate to leave selected transaction exposures in local companies’ balance sheets unhedged up to an aggregate Value at Risk (VaR) of SEK 20 million, given a confidence level of 99 percent and a 1-day horizon.

Foreign exchange exposures in balance sheet items are hedged through offsetting balances or derivatives.

As of December 31, 2009, outstanding foreign exchange derivatives hedging transaction exposures had a positive net market value of SEK 0.3 (negative 2.9) billion. The market value is partly deferred in the hedge reserve in OCI to offset the gains/losses on hedged future sales in foreign currency.

Cash flow hedges

The purpose of hedging future cash flows is to reduce volatility in the income statement. Hedging is done by selling or buying foreign currencies against the functional currency of the hedging entity using FX forwards.

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

Translation exposure in net assets

Ericsson has many subsidiaries operating outside Sweden with other functional currencies than SEK. The results and net assets of such companies are exposed to exchange rate fluctuations, which affect the consolidated income statement and balance sheet when translated to SEK. Translation risk related to forecasted results from foreign operations can not be hedged, but net assets can be addressed by hedging.

Translation exposure in foreign subsidiaries is hedged according to the following policy established by the Board of Directors:

Translation risk related to net assets in foreign subsidiaries is hedged up to 20 percent in selected companies. The translation differences reported in OCI during 2009 were negative, SEK 1.4 billion, including hedging gain of SEK 0.6 billion.

Interest rate risk

Ericsson is exposed to interest rate risk through market value fluctuations in certain balance sheet items and through changes in interest revenues and expenses. The net cash position was SEK 36.1 (34.7) billion at the end of 2009, consisting of cash, cash equivalents and short-term investments of SEK 76.7 (75.0) billion and interest-bearing liabilities and post-employment benefits of SEK 40.7 (40.4) billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

As of December 31, 2009, 88 (87) percent of Ericsson’s interest-bearing liabilities and 61 (100) percent of Ericsson’s interest-bearing assets had floating interest rates, i.e. interest periods of less than 12 months.

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

OUTSTANDING DERIVATIVES

	2009			2008
Fair value	Asset		Liability	Asset		Liability
Currency derivatives
Maturity within 3 months	580		500	2,671		2,489
Maturity between 3 and 12 months	910		423	1,639		4,022
Maturity 1 to 3 years	90		44	40		589
Maturity 3 to 5 years	84		—	—		—
Maturity more than 5 years	3		—	—		—
Total currency derivatives	1,666	1)	967	4,350	1)	7,100
of which designated in cash flow hedge relations	96		—	—		3,503
of which designated in net investment hedge relations	—		62	8		179

Interest rate derivatives
Maturity within 3 months	—		—	—		—
Maturity between 3 and 12 months	28		40	315		121
Maturity 1 to 3 years	49		151	129		25
Maturity 3 to 5 years	175		40	105		—
Maturity more than 5 years	685		58	711		53
Total interest rate derivatives	937	1)	289	1,260	1)	199
of which designated in fair value hedge relations	845		—	1,152		—

1)	Of which 843 (2,814) million is reported as non-current assets.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The average VaR calculated for 2009 was for the interest rate mandate SEK 14.3 (20.5) million and for the transaction exposure mandate SEK 13.9 (14.4) million. No VaR-limits were exceeded during 2009.

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. This exposure arises in the investments in cash, cash equivalents, short-term Investments and from derivative positions with positive unrealized results against banks and other counterparties.

Ericsson mitigates these risks by investing cash primarily in well-rated securities such as treasury bills, commercial papers, and mortgage covered bonds with short-term ratings of at least A-1/P-1 and long-term ratings of AAA. Separate credit limits are assigned to each counterpart in order to minimize risk concentration. We have had no sub-prime exposure in our investments. All derivative transactions are covered by ISDA netting agreements to reduce the credit risk. No credit losses were incurred during 2009, neither on external investments nor on derivative positions.

At December 31, 2009, the credit risk in financial cash instruments was equal to the instruments’ carrying value. Credit exposure in derivative instruments was SEK 2.6 (5.6) billion.

Liquidity risk

Liquidity risk is that Ericsson is unable to meet its short-term payment obligations due to insufficient or illiquid cash reserves.

Ericsson maintains sufficient liquidity through centralized cash management, investments in highly liquid interest-bearing securities, and by having sufficient committed credit lines in place to meet potential funding needs. For information about contractual obligations, please see Note C33, “Contractual obligations”. The current cash position is deemed to satisfy all short-term liquidity requirements.

During 2009, cash and bank and short-term investments increased by SEK 1.7 billion to SEK 76.7 billion. The increase was mainly due to positive operating cash flow.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

	Remaining time to maturity
(SEK billion)	< 3 months	< 1 year	1–5 years	>5 years	Total
2009	31.8	2.6	34.4	7.9	76.7
2008	43.5	23.7	5.9	1.9	75.0

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The instruments are either classified as held for trading or as assets available for sale with maturity less than one year and therefore short-term investments. Cash, Cash Equivalents and short-term investments are mainly held in SEK unless off-set by EUR-funding.

Refinancing risk

Refinancing risk is the risk that Ericsson is unable to refinance outstanding debt at reasonable terms and conditions, or at all, at a given point in time.

REPAYMENT SCHEDULE OF LONG-TERM BORR OWINGS1)

Nominal amount (SEK billion)	Current maturities of long- term debt	Notes and bonds (non-current)	Liabilities to financial institutions (non-current)	Total
2010	0.5	—	—	0.5
2011	—	—	0.6	0.6
2012	—	3.5	—	3.5
2013	—	6.2	—	6.2
2014	—	3.9	0.1	4.0
2015	—	—	4.0	4.0
2016	—	4.5	—	4.5
2017	—	5.2	0.1	5.3
2018	—	—	—	—

Total	0.5	23.3	4.8	28.6

1)	Excluding finance leases reported in Note C27, “Leasing”.

Debt financing is mainly carried out through borrowing in the Swedish and international debt capital markets.

Bank financing is used for certain subsidiary funding and to obtain committed credit facilities.

FUNDING PROGRAMS

	Amount	Utilized	Unutilized
Euro Medium-Term Note program (USD m.)	5,000	3,158	1,842
Euro Commercial Paper program (USD m.)	1,500	—	1,500
Swedish Commercial Paper program (SEK m.)	5,000	—	5,000
Long-term Committed Credit facility (USD m.)	2,000	—	2,000
European Investment Bank (SEK m.)	4,000	4,000	—
Indian Commercial Paper program (INR m.)	5,000	4,000	1,000

At year-end, Ericsson’s credit ratings remained at Baa1 (Baa1) by Moody’s and BBB+ (BBB+) by Standard & Poor’s, both considered to be “Solid Investment Grade”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial instruments carried at other than fair value

The fair value of the majority of the Company’s financial instruments are determined based on quoted market prices or rates. In the following tables, carrying amounts and fair values of financial instruments that are carried in the financial statements at other than fair values are presented. Assets valued at fair value through profit or loss showed a net gain of SEK 2.1 billion. For further information about valuation principles, please see Note C1, “Significant accounting policies”.

FINANCIAL INSTRUMENTS CARRIED AT OTHER THAN FAIR VALUE1)

	Carrying amount		Fair value
SEK billion	2009	2008	2009	2008
Current maturities of non-current borrowings	0.7	3.9	0.7	4.0
Notes and bonds	23.8	18.9	22.8	15.9
Other borrowings non-current	4.8	4.6	4.0	3.7

Total	29.3	27.4	27.5	23.6

1)	Excluding finance leases reported in Note C27, “Leasing”.

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

Market price risk in own shares and other listed equity investments

Risk related to our own share price

Ericsson is exposed to the development of its own share price through stock option and stock purchase plans for employees and synthetic share-based compensations to the Board of Directors. The obligation to deliver shares, or pay compensation amounts, under these plans is covered by holding Ericsson Class B shares as treasury stock and warrants for issuance of new Ericsson Class B shares or provisions. An increase in the share price will result in social security charges, which represents a risk to both income and cash flow. The cash flow exposure is fully hedged through the holding of Ericsson Class B shares as treasury stock to be sold to generate funds to cover also social security payments, and through the purchase of call options on Ericsson Class B shares. For further information about the stock option and stock purchase plans, please see note C29, “Information Regarding Members of the Board of Directors, the Management and Employees”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FINANCIAL INSTRUMENTS, CARRYING AMOUNTS

SEK billion	Customer finance C14	Trade receivables C14	Short-term investments	Cash equivalents	Borrowings C19	Trade payables C22	Other financial assets C12	Other current receivables C15	Other current liabilities C21	2009	2008
Assets at fair value through profit or loss			53.9	1.6				1.8	–1.3	56.0	41.6
Loans and receivables	2.3	66.4		2.8			2.2			73.7	87.4
Available for sale assets										—	0.3
Financial liabilities at amortized cost					–32.1	–18.9				–51.0	–54.0

Total	2.3	66.4	53.9	4.4	–32.1	–18.9	2.2	1.8	–1.3	78.7	75.3

C21    OTHER CURRENT LIABILITIES

	2009	2008
Income tax liabilities	1,890	2,213
Advances from customers	4,903	4,412
Liabilities to associated companies and joint ventures	152	93
Accrued interest	378	421
Accrued expenses, of which	29,957	24,289
employee related	10,137	10,369
other1)	19,820	13,920
Deferred revenues	8,267	9,204
Derivatives with a negative value2)	1,255	7,299
Other3)	5,727	13,101

Total	52,529	61,032

1)	Major balance relates to accrued expenses for customer projects.
2)	See Note C20, “Financial Risk Management and Financial Instruments”.
3)	Includes items such as VAT and withholding tax payables, social security payables and other payroll deductions, and liabilities for goods received where invoice is not yet received.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C22    TRADE PAYABLES

	2009	2008
Payables to associated companies and joint ventures	1,186	83
Other	17,678	23,421

Total	18,864	23,504

C23    ASSETS PLEDGED AS COLLATERAL

	2009	2008
Chattel mortgages	167	149
Bank deposits	383	267

Total	550	416

C24    CONTINGENT LIABILITIES

	2009	2008
Contingent liabilities	1,245	1,080

Total	1,245	1,080

Contingent liabilities assumed by Ericsson include guarantees of loans to other companies of SEK 76 (72) million. Ericsson has SEK 542 (568) million issued to guarantee the performance of a third party. All ongoing legal and tax proceedings have been evaluated, their potential economic outflows and probability estimated and necessary provisions made.

Financial guarantees for third party amounted to SEK 52 million as of December 31, 2009. Maturity date for major part of the issued guarantees occurs in 2018 at latest.

In addition to the above, Ericsson has issued guarantees for a long-term loan granted to Sony Ericsson Mobile Communications AB (SEMC) with a maximum amount of SEK 3,606 million. The parent companies of Ericsson and Sony Corporation have issued guarantees for this loan on a 50/50 basis, without joint responsibility. Ericsson’s part thus amounted to SEK 1,803 million. As of December 31, 2009, Ericsson’s part of the principal amount outstanding amounted to SEK 779 million inclusive of accrued interest SEK 6 million. Maturity date for the maximum amount of the issued guarantees occurs in 2011 (SEK 1,030 million) and 2010 (SEK 773 million). See also Note C30, “Related Party Transactions”.

C25    STATEMENT OF CASH FLOWS

Interest paid in 2009 was SEK 772 million (SEK 1,689 million in 2008, SEK 1,513 million in 2007) and interest received was SEK 1,900 million (SEK 2,375 million in 2008, SEK 1,864 million in 2007). Taxes paid, including withholding tax, were SEK 4,427 million (SEK 4,274 million in 2008, SEK 5,116 million in 2007).

Cash and cash equivalents includes cash of SEK 18,372 million (SEK 28,939 million in 2008) and temporary investments of SEK 4,426 million (SEK 8,874 million in 2008). For more information regarding the disposition of cash and cash equivalents and unutilized credit commitments, see Note C20, “Financial Risk Management and Financial Instruments”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash restricted due to currency regulations or other legal restrictions in certain countries amounted to SEK 8,907 million (SEK 8,197 million in 2008, SEK 5,797 million in 2007).

ADJUSTMENTS TO RECONCILE NET INCOME TO CASH

	2009	2008	2007
Property, plant and equipment
Depreciation	3,550	3,108	3,121
Impairment losses/reversals of impairments	–48	–3	–207

Total	3,502	3,105	2,914

Intangible assets
Amortization
Capitalized development expenses	647	1,726	2,371
Intellectual Property Rights, brands and other intangible assets	3,562	3,280	3,062

Total amortization	4,209	5,006	5,433
Impairments
Capitalized development expenses	157	562	16
Intellectual Property Rights, brands and other intangible assets	4,255	–	–

Total	8,621	5,568	5,449

Total depreciation, amortization and impairment losses on property, plant and equipment and intangible assets	12,123	8,673	8,363

Taxes	–1,011	1,032	1,119
Dividends from joint ventures/associated companies1)	70	3,863	4,223
Undistributed earnings in joint ventures/associated companies1)	6,013	291	–5,636
Gains/losses on sales of investments and operations, intangible assets and
PP&E, net2)	–910	–1,210	–254
Other non-cash items2) 3)	571	1,669	–643

Total adjustments to reconcile net income to cash	16,856	14,318	7,172

1)	See also note C12, “Financial Assets, Non-Current”.
2)	See also note C26, “Business Combinations”.
3)	Refers mainly to unrealized foreign exchange, gains/losses on financial instruments.

ACQUISITIONS/DIVESTMENTS OF SUBSIDIARIES AND OTHER OPERATIONS

2009	Acquisitions	Divestments
Cash flow from business combinations1)	–9,633	1,239
Capital contribution to joint venture	–9,688	–

Total	–19,321	1,239

1)	See also note C26, “Business Combinations”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C26    BUSINESS COMBINATIONS

Acquisitions and divestments

Acquisitions

	2009	2008	2007
Intangible assets	5,832	–209	11,627
Property, plant and equipment	297	—	325
Goodwill	3,534	–882	16,917
Other assets	1,235	887	4,266
Provisions, including post-employment benefits	—	—	–127
Other liabilities	–1,270	278	–6,227
Purchase of minority holdings	—	—	45
Cash and cash equivalents	5	—	2,387

Total purchase price	9,633	74	29,213

Less:
Cash and cash equivalents	—	—	2,387
Consideration payable	—	—	534

Cash flow effect	9,633	74	26,292

In 2009, Ericsson made acquisitions with a cash flow effect amounting to SEK 9,633 million (SEK 74 million in 2008), primarily:

•

Nortel: On July 25, the Company announced that it had entered into an asset purchase agreement to acquire the parts of the Carrier networks division of Nortel relating to CDMA and LTE technology. The purchase is structured as an asset acquisition deal at a cash purchase price of USD 1.18 billion on cash and debt free basis. The acquisition strengthens Ericsson’s ability to serve North America’s leading wireless operators in the evolution to LTE. Nortel employs approximately 2,500 persons. Net sales for acquired Nortel business amounted to approximately SEK 2,711 million for the period November 13–December 31, 2009. The acquired Nortel business had a positive impact on the result. The main reasons for that part of the acquisition costs are recognized as goodwill, representing 30 percent of total assets acquired, are that future synergies are estimated and also the value of the acquired assembled work force. Transaction costs for the acquisition amounted to SEK 96 million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NORTEL BUSINESS

Net assets acquired	Book value	Fair value adjustments	Fair value

Intangible assets
Intellectual property rights	—	4,979	4,979
Customer relationships	—	811	811
Goodwill	—	2,957	2,957
Other assets and liabilities
Inventory	187	—	187
Property, plant and equipment	261	—	261
Other assets	392	—	392
Other liabilities	–1,242	—	–1,242

Total purchase price			8,345

Less:
Cash and cash equivalents	—	—	—

Cash flow effect			8,345

The determination of purchase price allocation and fair values of assets acquired and liabilities assumed is based on preliminary appraisal; therefore, these values may be subject to adjustments.

•

Bizitek: On May 28, the Company announced that it has acquired all shares in Bizitek, a Turkish systems integrator of business support systems. With this acquisition Ericsson will strengthen its local R&D force as well as its leadership in the field of systems integration. The acquisition gives Ericsson an additional competence to provide end-to-end solutions in business support systems for charging, provisioning, billing and customer relations management. The purchase price was TTL 5,840 million. All 116 employees were transferred to Ericsson.

•

Elcoteq: On June 17, the Company announced the purchase of Elcoteq’s manufacturing operations in Tallinn, Estonia, to secure manufacturing capacity. Elcoteq SE is a leading electronics manufacturing Services Company in the communications technology field. The purchase price was EUR 30 million, mainly relating to inventory and some minor assets. The agreement includes transfer of about 1,200 employees.

•

LHS: On July 3, the Company announced that it has acquired additional shares in LHS, thereby increasing its ownership in the German company to 99.83 percent. In addition goodwill increased by SEK 560 million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

OTHER

Net assets acquired	Book value	Fair value adjustments	Fair value
Intangible assets
Customer relationships	—	42	42
Goodwill	—	577	577
Other assets and liabilities
Inventory	298	—	298
Property, plant and equipment	36	—	36
Other assets	358	—	358
Cash and cash equivalents	5	—	5
Other liabilities	–28	—	–28

Total purchase price			1,288

Less:
Cash and cash equivalents			—

Cash flow effect			1,288

The determination of purchase price allocation and fair values of assets acquired and liabilities assumed is based on preliminary appraisal; therefore, these values may be subject to minor adjustments.

In 2008 the preliminary purchase price allocations made in 2007 related to acquired businesses were finalized with the following effects:

•	Redback: An increase in deferred tax assets of SEK 593 million, goodwill decreased correspondingly.

•	Tandberg: Decreased intangible assets by SEK 209 million, increased goodwill by SEK 71 million and increased deferred tax assets by SEK 138 million.

•

Entrisphere: An increase in deferred tax assets of SEK 130 million, goodwill decrease correspondingly. In addition goodwill decreased by SEK 260 million, regarding Entrisphere, since the additional consideration never was materialized.

Divestments

Net assets disposed of	2009	2008	2007
Property, plant and equipment	5	3	13
Other assets	586	1,005	498
Provisions, including post-employment benefits	—	—	–19
Other liabilities	–38	–456	–234

	553	552	258
Net gains from divestments	780	296	280

Less:
Cash and cash equivalents	94	194	454

Cash flow effect	1,239	654	84

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2009, the Company made divestments with a cash flow effect amounting to SEK 1,239 million (SEK 654 million in 2008), primarily:

•

TEMS: On March 23, 2009, the Company announced an agreement to divest its TEMS branded products business, consisting of tools for air interface monitoring and radio network planning, to Ascom. The purchase price was CHF 190 million, excluding net of assets and liabilities. The agreement involves transfer of approximately 300 employees. Sales in 2009 amounted to approximately SEK 256 million.

TEMS BUSINESS

Net assets disposed of	2009
Property, plant and equipment	5
Other assets	276
Other liabilities	–38

243
Net gains from divestments	777

Less:
Cash and cash equivalents	94

Cash flow effect	926

Divestments in 2008 refer mainly to Enterprise PBX solutions business with a gain amounting to SEK 151 million and a Cash flow effect of SEK 637 million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ACQUISITIONS 2007–2009

Company	Description	Date
Nortel	An asset purchase agreement of the Carrier networks division of Nortel relating to CDMA and LTE technology.	Nov 13, 2009

Elcoteq	Estonian electronics manufacturing service company with around 1,200 employees.	June 17, 2009

Bizitek	Turkish systems integrator of business support systems with around 116 employees.	May 28, 2009

Mobeon	Swedish company. Acquisition of shares.	Mar 31, 2008

HyC	Spanish company with around 110 employees that specializes in design and systems integration of IPTV networks.	Dec 30, 2007

LHS	German provider of post-paid billing and customer care systems for wireless, wireline, and IP telecom markets. Purchase price SEK 2.7 billion.	Oct 1, 2007

Drutt	Swedish company, with around 85 employees, that develops Mobile Service Delivery Platform which enables mobile operators to mobilize and charge for any content to any device, over any delivery channel.	June 28, 2007

Tandberg Television	Norwegian global supplier of products for digital TV solutions, including IPTV, HDTV, video on demand, advertising on demand and interactive TV applications. Purchase price SEK 9.8 billion.	May 1, 2007

Mobeon	Swedish business, with around 130 employees that develops IP messaging software technology.	Mar 15, 2007

Entrisphere	US-based company, with around 140 employees, that develops gigabit passive optical network (GPON) technology for fixed broadband access, i.e. FTTx.	Feb 12, 2007

Redback Networks	US supplier of multi-service routing platform for broadband services such as VoIP, IPTV and Video On-Demand. Purchase price SEK 14.8 billion.	Jan 23, 2007

DIVESTMENTS 2007–2009

Company	Description	Date
TEMS	Tools for air interface monitoring and radio network planning. Cash flow effect of SEK 0.9 billion.	Mar 23, 2009

Enterprise	PBX solutions business. Cash flow effect SEK 0.6 billion.	May 1, 2008

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C27    LEASING

Leasing with the Company as lessee

Assets under finance leases, recorded as property, plant and equipment, consist of:

FINANCE LEASES

	2009	2008
Acquisition costs
Real estate	1,942	2,059
Machinery	4	4

	1,946	2,063

Accumulated depreciation
Real estate	–662	–763
Machinery	–4	–4

	–666	–767

Accumulated impairment losses
Real estate	–49	–10

Net carrying value	1,231	1,286

As of December 31, 2009, future minimum lease payment obligations for leases were distributed as follows:

	Finance leases	Operating leases

2010	177	3,185
2011	168	2,611
2012	166	2,102
2013	164	1,270
2014	209	935
2015 and later	1186	2,371

Total	2,070	12,474

Future finance charges1)	–676	n/a

Present value of finance lease liabilities	1,394	12,474

1)	Average effective interest rate on lease payables is 5.63 percent.

Expenses in 2009 for leasing of assets were SEK 3,839 (4,708) million, of which variable expenses were SEK 0 (1) million. The leasing contracts vary in length from 1 to 20 years.

The Company’s lease agreements normally do not include any contingent rents. In the few cases they occur, they relate to charges for heating linked to the oil price index. Most of the leases of real estate contain terms of renewal, giving the company the right to prolong the agreement in question for a predefined period of time. All of the finance leases of facilities contain purchase options. Only a very limited number of the Company’s lease agreements contain restrictions on stockholders’ equity or other means of finance. The major agreement contains a restriction stating that the Parent Company must maintain a stockholders’ equity of at least SEK 25 billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leases with the Company as lessor

Leasing income mainly relates to subleasing of real estate. These leasing contracts vary in length from 1 to 11 years.

At December 31, 2009, future minimum payment receivables were distributed as follows:

	Finance leases	Operating leases

2010	—	112
2011	—	51
2012	—	17
2013	—	14
2014	—	14
2015 and later	—	54

Total	—	262

Unearned financial income	—	n/a
Uncollectible lease payments	—	n/a

Net investments in financial leases	—	n/a

Leasing income in 2009 was SEK 181 (205) million.

C28    TAX ASSESSMENT VALUES IN SWEDEN

	2009	2008
Land and land improvements	58	58
Buildings	265	265

Total	323	323

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C29    INFORMATION REGARDING MEMBERS OF THE BOARD OF DIRECTORS, THE MANAGEMENT AND EMPLOYEES

Remuneration to the Board of Directors

REMUNERATION TO MEMBERS OF THE BOARD OF DIRECTORS

	Board fees	Number of synthetic shares/ portion of Board fee	Value at grant date of synthetic shares allocated 2009 A	Number of previously allocated synthetic shares	Net change in value of allocated synthetic shares1) B	Committee fees	Total fees paid in cash2) C	Total recognized costs 2009 (A+B+C)
Board member
Michael Treschow	3,750,000	40,747/75%	2,812,500	38,323.80	+227,763	250,000	1,187,500	4,227,763
Marcus Wallenberg	750,000	2,716/25%	187,500	2,554.80	+15,153	125,000	687,500	890,153
Sverker Martin–Löf	750,000	0/0%	—	—	—	—	750,000	750,000
Roxanne S. Austin	750,000	8,149/75%	562,500	7,664.60	+45,524	250,000	437,500	1,045,524
Sir Peter L. Bonfield	750,000	2,716/25%	187,500	2,554.80	+15,153	250,000	812,500	1,015,153
Börje Ekholm	750,000	8,149/75%	562,500	7,664.60	+45,524	125,000	312,500	920,524
Ulf J. Johansson	750,000	8,149/75%	562,500	7,664.60	+45,524	350,000	537,500	1,145,524
Nancy McKinstry	750,000	5,433/50%	375,000	7,664.60	+53,904	125,000	500,000	928,904
Anders Nyrén	750,000	0/0%	—	—	—	125,000	875,000	875,000
Carl-Henric Svanberg	—	—	—	—	—	—	—	—
Employee Representatives
Jan Hedlund	18,000	—		—	—	—	18,000	18,000
Anna Guldstrand	21,000	—		—	—	—	21,000	21,000
Karin Åberg	19,500	—		—	—	—	19,500	19,500
Monica Bergström	19,500	—		—	—	—	19,500	19,500
Kristina Davidsson	21,000	—		—	—	—	21,000	21,000
Pehr Claesson	21,000	—		—	—	—	21,000	21,000

Total	9,870,000	76,059	5,250,000	74,091.80	+448,545	1,600,000	6,220,000	11,918,545

1)	The difference in value as of December 31, 2009 compared to December 31, 2008 (with respect to synthetic shares allocated 2008) and compared to grant date 2009 (with respect to synthetic shares allocated 2009). The value of synthetic shares allocated 2008 includes SEK 1.85 per share in compensation for dividends resolved by the Annual General Meeting 2009.
2)	Committee fee and cash portion of the Board fee.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Comments to the table

•	The Chairman of the Board was entitled to a Board fee of SEK 3,750,000. The Chairman also received SEK 125,000 for each Board committee on which he served.

•

The other Directors appointed by the Annual General Meeting were entitled to a fee of SEK 750,000 each. In addition, each non-employed Director serving on a Board committee received a fee of SEK 125,000 for each committee. However, the Chairman of the Audit Committee received a fee of SEK 350,000 and the other non-employed members of the Audit Committee received a fee of SEK 250,000 each.

•

Members of the Board, who are not employees of the Company, have not received any remuneration other than the fees and synthetic shares as above. None of the directors have entered into a service contract with the Parent Company or any of its subsidiaries, providing for termination benefits.

•

Members and Deputy Members of the Board who are Ericsson employees received no remuneration or benefits other than their entitlements as employees. However, a fee of SEK 1,500 per attended Board meeting was paid to each employee representative on the Board and their deputies.

•

The Annual General Meeting 2009 resolved that non-employed Directors may choose to receive the Board fee, (i.e. exclusive of committee fee) as follows: i) 25 percent of the Board fee in cash and 75 percent in the form of synthetic shares, with a value corresponding to 75 percent of the Board fee at the time of allocation, ii) 50 percent in cash and 50 percent in the form of synthetic shares, or iii) 75 percent in cash and 25 percent in the form of synthetic shares. Directors may also choose not to participate in the synthetic share program and receive 100 percent of the Board fee in cash. Committee fees are always paid in cash. The number of synthetic shares is based on a volume-weighed average of the market price of Ericsson Class B shares on the NASDAQ OMX Stockholm exchange during the five trading days immediately following the publication of Ericsson’s interim report for the first quarter of 2009: SEK 69.0222. The number of synthetic shares is rounded down to the nearest whole number of shares.

The synthetic shares are vested during the Directors’ term of office and the right to receive payment with regard to the allocated synthetic shares occurs after the publication of the Company’s year-end financial statement during the fifth year following the Annual General Meeting which resolved on the synthetic share program, i.e. in 2014.

The amount payable shall be determined based on the volume-weighed average price for shares of Class B during the five trading days immediately following the publication of the year-end financial statement.

Synthetic shares were allocated to members of the Board for the first time 2008, on equal terms and conditions as resolved 2009. Payment based on synthetic shares may thus occur for the first time in 2013 with respect to the synthetic shares allocated 2008. The value of all outstanding synthetic shares fluctuates in line with the market value of Ericsson’s Class B share and may differ from year to year compared to the original value on their respective grant dates. The change in value of the outstanding synthetic shares is established each year and affects the total recognized costs that year. As per December 31, 2009 the total number of synthetic shares under the programs is 150,150.80 and the total accounted debt is SEK 10,039,515.

Remuneration to the Group Management

Remuneration costs for the Group Management

The total remuneration to the President and CEO and to other members of the Group Management includes fixed salary, short-term and long-term variable remuneration, pension and other benefits. These remuneration elements are based on the guidelines for remuneration and other employment conditions for senior management as approved at AGM 2009, see the approved guidelines in “2009 Remuneration Policy for Group Management”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Remuneration Policy and how it is implemented at Ericsson is outlined in “Remuneration Report”.

REMUNERATION COSTS INCURRED DURING 2009 FOR THE PRESIDENT AND CEO AND OTHER MEMBERS OF GROUP MANAGEMENT

SEK	The President	Other Members of Group Management	Total
Salary	15,981,000	45,672,309	61,653,309
Provisions for annual variable remuneration earned 2009 to be paid 2010	6,226,920	15,137,637	21,364,557
Long-term variable remuneration provision	1,261,476	1,910,875	3,172,351
Pension costs	18,917,620	28,656,277	47,573,897
Other benefits	59,664	2,363,773	2,423,437

Total	42,446,680	93,740,871	136,187,551

Comments to the table

•

During 2009, there were three Executive Vice Presidents, appointed by the Board of Directors, of whom one has have left his position during the year. No one of these executives has acted as deputy to the President and CEO during the year. All Executive Vice Presidents are included in the group “Other members of Group Management”.

•

The group “Other members of Group Management” comprises the following persons: Hans Vestberg, Jan Frykhammar, Johan Wibergh, Carl Olof Blomqvist, Cesare Avenia (from November 9, 2009), Håkan Eriksson, Douglas Gilstrap (from September 7, 2009), Marita Hellberg, Magnus Mandersson (from November 13, 2009), Torbjörn Possne, Henry Sténson, and Jan Wäreby. Bert Nordberg left the Group Management Team as of September 1, 2009. Joakim Westh left the Group Management Team as of January 1, 2009, but is included up to June 30, 2009, as he was fulfilling his six-month notice period.

•	The salary stated in the table includes vacation salary paid during 2009.

•

During 2010, the President and CEO has received SEK 6,804,000 as compensation for outstanding vacation at the time of his resignation, i.e. earned but not used vacation days during his employment at Ericsson.

•

“Long-term variable remuneration provisions” refers to the compensation costs during 2009 for all outstanding share based plans. For a description of compensation cost, including accounting treatment, see Note C1, “Significant Accounting Policies, Share based employee compensation”.

•

For the President and CEO and other members of Group Management employed in Sweden a supplementary plan is applied in addition to the occupational pension plan for salaried staff on the Swedish labor market (ITP) with pension from 60 years. These pension plans are not conditional upon future employment at Ericsson. For the President and CEO, the contribution during 2009 for old age pension in the supplementary pension plan was SEK 7,489,825 and the fee in the ITP plan SEK 1,427,795. The pension cost for the President and CEO includes a pension supplement of SEK 10,000,000 paid to his existing pension insurance. Changes of commitments made to the President and CEO and other members of Group Management for benefit based temporary disability and survivor’s pension until retirement age are also included in the pension costs.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

Ericsson’s commitments for benefit based pensions per December 31, 2009, under IAS 19 amounted to SEK 3,025,527 for the President and CEO which refers to the ITP plan. For other members of Group Management the Company’s commitments amounted to SEK 47,969,448 of which SEK 36,890,051 refers to the ITP plan and the remaining SEK 11,079,397 to temporary disability and survivor’s pensions until retirement age.

•	For previous Presidents, the Company has made provisions for defined benefit pension plans in connection with their active service periods within the Company.

OUTSTANDING MATCHING RIGHTS

As per December 31, 2009 Number of Class B shares	The President	Other Members of Group Management
Stock Purchase Plans 2006, 2007, 2008 and 2009 and Executive Performance Stock Plans 2007, 2008 and 2009	410,123	553,688

Comments to the tables

•	For the definition of matching rights, see description in “Long-term variable remuneration”.

•

The number of matching rights is based on expected performance matching under Executive Performance Stock Plans 2007, 2008 and 2009 (there is no payout under the 2006 Executive Performance Stock Plan).

•	During 2009, the President and CEO received 9,183 matching shares and other members of Group Management 10,857 matching shares.

Remuneration Policy for Group Management

The following guidelines for remuneration and other employment terms for Group Management were approved by the Annual General Meeting 2009.

2009 Remuneration Policy for Group Management

This policy covers the remuneration and other terms of employment for the Group Management Team, including the President and CEO, in the following referred to as the “Group Management”.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1. Relative importance of fixed and variable components of the remuneration of Group Management and the linkage between performance and remuneration

Ericsson takes account of global remuneration practices together with the practice of the home country of each member of Group Management.

Fixed salary is set to be competitive. Its absolute level is determined by the size and complexity of the job and the year-to-year performance of the individual jobholder.

Performance is specifically reflected in the variable remuneration—both in an annual variable component and in a long-term variable part. Although this may vary over time to take account of pay trends, currently the target level of the short-term variable remuneration for Group Management is 30 to 40 percent of the fixed salary. The long-term variable remuneration is set to achieve a target of around 30 percent of the fixed salary. In both cases the variable pay is measured against the achievement of specific business objectives, reflecting the judgment of the Board of Directors as to the right balance between fixed and variable pay and the market practice for remuneration of executives. All variable remuneration plans have maximum award and vesting limits.

With the current composition of Group Management, the Company’s cost during 2009 for the short-term variable and the long-term variable remuneration of Group Management can, at a constant share price, amount to between 0 and 125 percent of the aggregate fixed salary cost, all excluding social security costs.

2. The principal terms of variable remuneration

The annual variable remuneration is through a cash-based program with specific business targets derived from the annual business plan approved by the Board of Directors. The exact nature of the targets will vary depending on the specific job but may include financial targets at either corporate level or at a specific business unit level, operational targets, employee motivation targets and customer satisfaction targets.

Share based long-term variable remuneration plans are submitted each year for approval by the shareholders in General Meeting. The payout is determined by three specific variables, the individual’s own investment in shares, a long-term financial target at corporate level and the share price development.

3. Pension

Pension benefits follow the competitive practice in the home country. For Group Management in Sweden, the Company applies a defined contribution scheme for old age pension in addition to the basic pension plans on the Swedish labor market.

The retirement age is normally 60 years of age but can vary in individual cases.

4. Other benefits

The basic principle is that other benefits, such as company car and medical schemes, shall be competitive in the local market.

5. Additional remuneration arrangements

By way of exception, additional arrangements can be made when deemed required in order to attract or retain key competences or skills, or to encourage individuals to move to new locations or positions. Such additional arrangement shall be limited in time and shall not exceed a period of 36 months and two times the remuneration that the individual concerned would have received had no additional arrangement been made.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Notice of termination and severance pay

For Group Management in Sweden the mutual notice period is six months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months fixed salary is paid. Notice of termination given by the employee due to significant structural changes, or other events that in a determining manner affect the content of work or the condition for the position, is equated with notice of termination served by the Company.

Long-Term Variable Remuneration

The Stock Purchase Plan

The Stock Purchase Plan is designed to offer an incentive for all employees to participate in the Company where practicable, which is consistent with industry practice and with our ways of working. For the 2009 plan employees are able to save up to 7.5 percent (CEO 9 percent) of gross fixed salary for purchase of Class B contribution shares at market price on the NASDAQ OMX Stockholm or ADSs at NASDAQ (contribution shares) during a twelve-month period (contribution period). If the contribution shares are retained by the employee for three years after the investment and the employment with the Ericsson Group continues during that time, the employee’s shares will be matched with a corresponding number of Class B shares or ADSs free of consideration. Employees in 94 countries participate in the plans.

The table below shows the contribution periods and participation details for ongoing plans.

Plan	Contribution period	Number of participants at launch	Take-up rate–percent of all employees
Stock Purchase plan 2006	August 2006–July 2007	17,000	29%
Stock Purchase plan 2007	August 2007–July 2008	19,000	26%
Stock Purchase plan 2008	August 2008–July 2009	19,000	25%
Stock Purchase plan 2009	August 2009–July 2010	18,000	25%

Participants save each month, beginning with August payroll, towards quarterly investments. These investments (in November, February, May and August) are matched on the third anniversary of each such investment, subject to continued employment, and hence the matching spans over two financial years and two tax years.

The Key Contributor Retention Plan

The Key Contributor Retention Plan is part of Ericsson’s talent management strategy and is designed to give recognition for performance, critical skills and potential as well as encourage retention of key employees. Under the program, up to 10 percent of employees (2009: 6,702 employees) are selected through a nomination process that identifies individuals according to performance, critical skills and potential. Participants selected obtain one extra matching share in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan during a twelve-month program period.

The Executive Performance Stock Plan

The Executive Performance Stock Plan is designed to focus the management on driving earnings and provide competitive remuneration. Senior executives, including Group Management, are selected to obtain up to four or six extra shares (performance matching shares) in addition to the ordinary one matching share for each

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

contribution share purchased under the Stock Purchase Plan. Up to 0.5 percent of employees (2009: 218 executives) are offered to participate in the plan. As from the 2006 program, the CEO has been allowed to invest up to 9 percent of fixed salary in contribution shares and may obtain up to eight performance matching shares in addition to the Stock Purchase Plan matching share for each contribution share. The performance matching is subject to the fulfillment of a performance target of average annual Earnings Per Share (EPS) growth. The table below shows all Executive Performance Stock Plans to date.

EXECUTIVE PERFORMANCE STOCK PLANS

Plan	Base year EPS1)	Target average annual EPS growth range2)	Matching share vesting range3)	Maximum opportunity as percentage of fixed salary4)	Percentage vesting

Performance Stock Plan 20045)	3.45	5% to 25%	0 to 4 0 to 6	30% 45%	100% 100%
Performance Stock Plan 20056)	6.68	3% to 15%	0 to 4 0 to 6	30% 45%	0% 0%
Performance Stock Plan 2006	7.58	3% to 15%	0 to 4 0 to 6 0 to 8	30% 45% 72%	0% 0% 0%
Performance Stock Plan 2007	8.83	5% to 15%	0.67 to 4 1 to 6 1.33 to 8	30% 45% 72%
Performance Stock Plan 2008	4.43	5% to 15%	0.67 to 4 1 to 6 1.33 to 8	30% 45% 72%
Performance Stock Plan 2009	2.90	5% to 15%	0.67 to 4 1 to 6 1.33 to 8	30% 45% 72%

1)	Sum of four quarters up to June 30 of plan year.
2)	EPS range found from three-year average EPS of the twelve quarters to the end of the performance period and corresponding growth targets.
3)	Corresponding to EPS range (no Performance Share Plan matching below this range). Matching shares per contribution share invested in addition to Stock Purchase Plan matching according to program of up to 4, 6 or 8 matching shares.
4)	At full investment, full vesting and constant share price. Excludes Stock Purchase Plan matching.
5)	The 2004 plan vested in full.
6)	No vesting and therefore no Performance Share Plan matching for 2005 and 2006 plans

Stock option plans

Originally, for the Stock Option Plan 2002, 10.8 million options were granted to 12,800 key employees. Of the originally issued employee options, there remained, as of December 31, 2009, no employee options outstanding whatsoever, since the plan expired on November 11, 2009. Each employee option did entitle the holder to purchase one Class B share for SEK 39.00.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STOCK OPTION PLANS

Ongoing plans 2009	Grant/expiry date	Exercise price1) (SEK)	Vesting period from grant date	Number of participants at grant	Number of participants end of 2009

Stock Option Plan 20022)	11 Nov 2002/11 Nov 2009	39.00	1/3 after 1 year, 1/3 after 2 years, 1/3 after 3 years	12,800	—

1)	Market price at grant date—re-pricing is only permitted under limited circumstances, principally relating to changes in the capital structure of Ericsson.
2)	For stock options exercised during 2009, the weighted average share price was SEK 72.18.

Shares for all plans

All plans are funded with treasury stock and are equity settled. Treasury stock for all plans has been issued in directed cash issues of Class C shares at the quotient value and purchased under a public offering at the subscription price plus a premium corresponding to the subscribers’ financing costs, and then converted to Class B shares.

For all plans, additional shares have been allocated for financing of social security expenses. Treasury stock is sold on the NASDAQ OMX Stockholm to cover social security payments when arising due to exercise of options or matching of shares. During 2009, 1,044,535 shares were sold at an average price of SEK 70.04. Sale of shares is recognized directly in equity.

If, as of December 31, 2009, all shares allocated for future matching under the Stock Purchase Plan were transferred, and shares designated to cover social security payments were disposed of as a result of the exercise and the matching, approximately 54 million Class B shares would be transferred, corresponding to 1.7 percent of the total number of shares outstanding, 3,194 million. As of December 31, 2009, 79 million Class B shares were held as treasury stock.

The table below shows how shares (representing options and matching rights but excluding shares for social security costs) are being used for all outstanding plans. From left to right the table includes (A) the number of shares originally approved by the Annual General Meeting, adjusted for rights offering and reverse split where applicable; (B) how many of the originally designated shares that were outstanding at the beginning of 2009; (C) how many shares awards that were granted over during 2009; (D) the number of shares exercised or matched during 2009; (E) the number of shares forfeited by participants or expired under the plan rules during 2009; (F) the balance left as outstanding at the end of 2009, having added new grants to the shares outstanding at the beginning of the year and deducted the shares related to awards exercised, matched, forfeited and expired. The final column (G) shows the compensation costs charged to the accounts during 2009 for each plan, calculated as fair value in SEK.

For a description of compensation cost, including accounting treatment, see Note C1, “Significant Accounting Policies, Share-based employee compensation”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SHARES FOR ALL PLANS

Plan (million shares)	Originally designated1) A	Outstanding beginning of 2009 B	Awarded during 2009 C	Exercised/ matched during 2009 D	Forfeited/ expired during 2009 E	Outstanding end of 2009 F=B+C-D-E		Compensation costs charged during 2009 (MSEK) G
2002 Stock Option Plan	10.8	3.8	—	3.4	0.4	—	2)	—
2005 Stock Purchase Plan, Key Contributor and Executive Performance Stock Plans	6.3	3.2	—	2.7	0.5	—		25	4)
2006 Stock Purchase Plan, Key Contributor and Executive Performance Stock Plans	6.4	4.6	—	1.2	0.1	3.3		126	4)
2007 Stock Purchase Plan, Key Contributor and Executive Performance Stock Plans	9.7	9.4	—	0.5	0.3	8.6	3)	189	4)
2008 Stock Purchase Plan, Key Contributor and Executive Performance Stock Plans	16.5	3.7	8.3	0.4	0.3	11.3	3)	183	4)
2009 Stock Purchase Plan, Key Contributor and Executive Performance Stock Plans	22.4	—	2.5	—	—	2.5	3)	6	4)

Total	72.1	24.7	10.8	8.2	1.6	25.7		529	5)

1)	Adjusted for rights offering and reverse split when applicable.
2)	All outstanding options in the 2002 Stock Option Plan expired during 2009 and no options therefore remain exercisable.
3)	Presuming maximum performance matching under the Executive Performance Stock Plans. The 2005 and 2006 plans have lapsed.
4)	Fair value is calculated as the share price on the investment date, reduced by the net present value of the dividend expectations during the three-year vesting period. Net present value calculations are based on data from external party. Fair value is also adjusted for participants failing to keep hold of their contribution shares during the vesting period. For shares under the Executive Performance Stock Plans, the Company assesses the probability of meeting the performance targets when calculating the compensation cost. Fair value of the Class B share at each investment date during 2009 was: February 15 SEK 68.11, May 15 SEK 60.00, August 15 SEK 60.88 and November 15 SEK 65.83.
5)	Total compensation costs charged during 2008: SEK 572 million, 2007: SEK 496 million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee numbers, wages and salaries

Employee numbers

AVERAGE NUMBER OF EMPLOYEES

	2009			2008
	Men	Women	Total	Men	Women	Total
Western Europe1)	30,676	9,493	40,169	32,289	9,167	41,456
Central and Eastern Europe, Middle East and Africa	8,168	1,831	9,999	7,028	1,723	8,751
Asia Pacific	13,513	3,825	17,338	12,111	3,343	15,454
Latin America	5,876	1,254	7,130	6,151	1,335	7,486
North America	9,366	2,358	11,724	4,556	1,286	5,842

Total2)	67,599	18,761	86,360	62,135	16,854	78,989

1) Of which Sweden	13,930	4,591	18,521	14,685	4,990	19,675
2) Of which EU	32,970	10,055	43,025	34,100	9,633	43,733

NUMBER OF EMPLOYEES AT YEAR END

Employees by region	2009	2008
Western Europe1)	38,305	41,618
Central and Eastern Europe, Middle East and Africa	10,145	7,976
Asia Pacific	16,766	15,165
Latin America	6,055	8,247
North America	11,222	5,734

Total2)	82,493	78,740

1) Of which Sweden	18,217	20,155
2) Of which EU	41,396	43,093

Employees per segment
Networks	49,874	45,823
Professional Services	24,570	23,244
Multimedia	8,049	9,673

Total	82,493	78,740

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

EMPLOYEES BY GENDER AND AGE AT YEAR END 2009

	Female	Male	Percent of total
Under 25 years old	1,228	3,321	5%
26–35 years old	6,778	23,022	36%
36–45 years old	6,918	23,749	37%
46–55 years old	2,908	10,768	17%
Over 55 years old	784	3,017	5%

Percent of total	23%	77%	100%

NUMBER OF EMPLOYEES RELATED TO COST OF SALES AND OPERATING EXPENSES

	2009	2008	2007
Cost of sales	41,521	35,717	33,904
Operating expenses	40,972	43,023	40,107

Total	82,493	78,740	74,011

EMPLOYEE MOVEMENTS

	2009	2008
Head count at year-end	82,493	78,740
Employees who have left the Company	9,147	3,415
Employees who have joined the Company	12,900	8,144
Temporary employees	693	1,124

Employee wages and salaries

WAGES AND SALARIES AND SOCIAL SECURITY EXPENSES

	2009	2008
Wages and salaries	41,247	38,607
Social security expenses	13,630	12,690
Of which pension costs	3,588	3,206

Amounts related to the President and CEO and the Group Management Team are included.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

WAGES AND SALARIES PER REGION

	2009	2008
Western Europe1)	23,039	24,138
Central and Eastern Europe, Middle East and Africa	4,323	3,354
Asia Pacific	5,346	4,594
Latin America	2,181	1,879
North America2)	6,358	4,642

Total3)	41,247	38,607

1) Of which Sweden	10,324	11,825
2) Of which United States	4,928	3,296
3) Of which EU	23,734	24,699

Remuneration in foreign currency has been translated to SEK at average exchange rates for the year.

REMUNERATION TO BOARD MEMBERS AND PRESIDENTS IN SUBSIDIARIES

	2009	2008
Salary and other remuneration	315	316
Of which annual variable remuneration	42	41
Pension costs	34	36

BOARD MEMBERS, PRESIDENTS AND GROUP MANAGEMENT BY GENDER AT YEAR END

	2009		2008
	Females	Males	Females	Males
Parent Company
Board members and President	38%	62%	38%	62%
Group Management	8%	92%	9%	91%

Subsidiaries
Board members and Presidents	10%	90%	12%	88%

C30    RELATED PARTY TRANSACTIONS

During 2009, various related party transactions were executed pursuant to contracts based on terms customary in the industry and negotiated on an arm’s length basis. For information regarding equity and Ericsson’s share of assets, liabilities and income in joint ventures and associated companies, see Note C12, “Financial Assets, Non-Current”.

Sony Ericsson Mobile Communications AB (SEMC)

In October 2001, SEMC was established as a joint venture between Sony Corporation and Ericsson, and a substantial portion of Ericsson’s handset operations was sold to SEMC. The joint venture is headquartered in London, United Kingdom. As part of the formation of the joint venture, contracts were entered into between Ericsson and SEMC.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Major transactions are as follows:

•

License revenues. Both owners of SEMC, Sony Corporation and Ericsson, receive license revenues for SEMC’s usage of trademarks and intellectual property rights. The decline in license revenues during 2009 is a consequence of the formation of ST-Ericsson.

•	Purchases. Ericsson purchases mobile phones from SEMC to support contracts with a number of customers for mobile systems which also include limited quantities of phones.

•	Dividends. Both owners of SEMC receive dividends, when so decided by the board of directors. During 2009 Ericsson received no dividends from SEMC.

	2009	2008	2007
Related party transactions
License revenues	1,746	5,856	5,743
Purchases	164	261	333
Ericsson’s share of dividends	—	3,627	3,949

Related party balances
Receivables	369	1,002	932
Liabilities	14	176	204

SEMC has been granted a long-term loan with a maximum amount of SEK 3,606 million. The parent companies of Ericsson and Sony Corporation have issued guarantees for this loan on a 50/50 basis, without joint responsibility. Ericsson’s part thus amounted to SEK 1,803 million. As of December 31, 2009, Ericsson’s part of the principal amount outstanding amounted to SEK 779 million inclusive of accrued interest SEK 6 million. Maturity date for the maximum amount of the issued guarantees occurs in 2011 (SEK 1,030 million) and 2010 (SEK 773 million).

ST-Ericsson

ST-Ericsson, the joint venture between Ericsson and STMicroelectronics, was formed on February 2, 2009, by merging Ericsson Mobile Platforms with ST-NXP Wireless. The joint venture is equally owned by Ericsson and STMicroelectronics. ST-Ericsson is an industry leader in design, development and the creation of cutting-edge mobile platforms and wireless semiconductors. ST-Ericsson is a key supplier to four of the industry’s top five handset manufacturers, who together represent about 80 percent of global handset shipments, as well as to other leading companies in the industry. The joint venture is headquartered in Geneva, Switzerland, and employs approximately 8,000 persons.

Major transactions are as follows:

•	Sales. Ericsson provides ST-Ericsson with services in the areas of R&D, HR, IT and facilities.

•	Purchases. Major part of Ericsson’s purchases from ST-Ericsson consists of chipsets and R&D services.

•	Dividends. Both owners of ST-Ericsson receive dividends, when so decided by the board of directors. During 2009 Ericsson received no dividends from ST-Ericsson.

2009
Related party transactions
Sales	740
Purchases	624
Ericsson’s share of dividends	—

Related party balances
Receivables	244
Liabilities	365

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Ericsson does not have any contingent liabilities, assets pledged as collateral or guarantees toward ST-Ericsson.

Ericsson Nikola Tesla d.d.

Ericsson Nikola Tesla d.d. is a joint stock company for design, sales and service of telecommunication systems and equipment, and an associated member of the Ericsson Group. Ericsson Nikola Tesla d.d. is located in Zagreb, Croatia. Ericsson holds 49.07 percent of the shares.

Major transactions are as follows:

•	Sales. Ericsson sells telecommunication equipment to Ericsson Nikola Tesla d.d.

•	License revenues. Ericsson receives license revenues for Ericsson Nikola Tesla d.d.’s usage of trademarks.

•	Purchases. Ericsson purchases development resources from Ericsson Nikola Tesla d.d.

•	Dividends. Ericsson received dividends from Ericsson Nikola Tesla d.d. during 2009.

	2009	2008	2007
Related party transactions
Sales	654	1,020	1,010
License revenues	7	9	9
Purchases	569	547	506
Ericsson’s share of dividends	66	227	267

Related party balances
Receivables	93	85	103
Liabilities	70	58	55

Ericsson does not have any contingent liabilities, assets pledged as collateral or guarantees toward Ericsson Nikola Tesla d.d.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C31    FEES TO AUDITORS

	Price- waterhouse- Coopers	Others	Total
2009
Audit fees	98	3	101
Audit related fees	10	—	10
Tax services fees	16	2	18
Other fees	1	2	3

Total	125	7	132

2008
Audit fees	97	4	101
Audit related fees	7	—	7
Tax services fees	14	2	16
Other fees	1	5	6

Total	119	11	130

2007
Audit fees	102	7	109
Audit related fees	4	—	4
Tax services fees	13	12	25
Other fees	—	6	6

Total	119	25	144

All services provided by the auditors were pre-approved prior to the engagement.

During the period 2007–2009, in addition to audit services, PricewaterhouseCoopers provided certain audit related services and tax services to the Company. The audit related services include consultation on financial accounting, services related to acquisitions and assessments of internal control. The tax services include general expatriate services and corporate tax compliance work.

Audit fees to other auditors largely consist of local statutory audits for minor companies.

C32    EVENTS AFTER THE BALANCE SHEET DATE

In a November 25 auction, 2009, Ericsson acquired certain assets relating to Nortel’s GSM business in North America for a cash purchase price of USD 70 million. Closing is expected by March 31, 2010, subject to approval by US and Canadian bankruptcy courts and satisfying normal regulatory conditions.

On January 12, 2010, Ericsson announced agreement to acquire Pride Spa, an Italian systems integration company with approximately 1,000 employees.

In January 2010, the Company made an employer contribution payment of SEK 730 million to the Swedish pension trust fund due to funding requirements.

On March 31, 2010, Ericsson announced that Marita Hellberg, Senior Vice President and Head of Group Function Human Resources and Organization will take over as Head of Human Resources of Ericsson’s new region China and North East Asia from July 1st.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On April 1, 2010 Ericsson announced that the acquisition of substantially all the assets of Nortel’s GSM business had been completed, effective March 31. The closing follows the announcement on November 25, 2009, that Ericsson had entered into an asset purchase agreement for the assets of Nortel’s GSM business in North America.

On April 21, 2010, the Company announced that it had entered into a share purchase agreement to acquire Nortel’s majority shareholding (50%+1 share) in LG-Nortel, the joint venture of LG Electronics and Nortel Networks. Purchase price is USD 242 million on a cash and debt free basis. The transaction is subject to customary regulatory approvals.

C33    CONTRACTUAL OBLIGATIONS

CONTRACTUAL OBLIGATIONS 2009

	Payment due by period				Total
(SEK billion)	<1 year	1–3 years	3–5 years	>5 years	2009
Long-term debt1)2)	1.2	4.2	10.8	14.2	30.4
Finance lease obligations3)	0.2	0.3	0.4	1.2	2.1
Operating leases3)	3.2	4.7	2.2	2.4	12.5
Other non-current liabilities	—	0.3	0.1	1.6	2.0
Purchase obligations4)	7.1	—	—	—	7.1
Trade Payables	18.9	—	—	—	18.9
Commitments for customer financing5)	3.0	—	—	—	3.0

Total	33.6	9.5	13.5	19.4	76.0

1)	Including interest payments.
2)	See also Note C20, “Financial Risk Management and Financial Instruments”.
3)	See also Note C27, “Leasing”.
4)	The amounts of purchase obligations are gross, before deduction of any related provisions.
5)	See also Note C14, “Trade Receivables and Customer Financing”.

For information about financial guarantees, see Note C24, “Contingent Liabilities”

Except for those transactions described in this report, Ericsson has not been a party to any material contracts over the past three years other than those entered into during the ordinary course of business.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

RISK FACTORS

You should carefully consider all the information in this Annual Report and in particular the risks and uncertainties outlined below. Any of the factors described below, or any other risk factors discussed elsewhere in this report, could have a material negative effect on our business, operational and after-tax results, financial position, cash flow, liquidity, credit rating, brand and/or our share price. Furthermore, our operational results may have a greater variability than in the past and we may have difficulties in accurately predicting future developments. See also “Forward-Looking Statements”.

Market, Technology and Business Risks

Demand is difficult to predict

Adverse economic conditions could cause network operators to postpone investments or initiate other cost-cutting initiatives to improve their financial position. This could result in significantly reduced expenditures for network infrastructure and services, in which case our operating results would suffer. We have established flexibility to cost-effectively accommodate fluctuations in demand. However, if demand were to fall in the future, we may experience material adverse effects on our revenues, cash flow, capital employed and value of our assets and we may even incur operating losses. If demand is significantly weaker or more volatile than expected, this may have a material adverse impact on our credit rating, borrowing opportunities and costs as well as on the trading price of our shares. When deemed necessary, we undertake specific restructuring or cost saving initiatives, however, there are no guarantees that such initiatives are sufficient, successful or executed in time to deliver necessary improvements in earnings.

The extent of the current adverse conditions in the financial markets and global economic downturn may exacerbate some of the risk factors we are exposed to. Most of our customers are financially stable and have networks with good utilization. However, some operators, in particular in markets with weak currencies, may incur borrowing difficulties and lower traffic than expected, which may affect their investment plans. The potential adverse effects of the economic downturn include:

•	Reduced demand for products and services, resulting in increased price competition or deferrals of purchases, with lower revenues not being possible to compensate with reduced costs.

•	Risks of excess and obsolete inventories and excess manufacturing capacity and risk of financial difficulties or failures among our suppliers.

•	Increased demand for customer finance, difficulties in collection of accounts receivable and increased risk of counterpart failures.

•	Risk of impairment losses related to our intangible assets as a result of lower forecasted sales of certain products.

•	Increased difficulties in forecasting sales and financial results as well as increased volatility in our reported results.

•	Decline in the value of the assets in the Company’s pension plans.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Short-term volatility has an impact

Our sales to network operators represent a mix of equipment, software and services, which normally generate different gross margins. Third party products normally have lower margins than own products. As a consequence, reported gross margin in a specific period will be affected by the overall mix of products and services as well as the relative content of third party products. Network expansions and upgrades have much shorter lead times for delivery than initial network buildouts. Such orders are normally placed with short notice by customers, i.e. less than a month, and consequently variations in demand are difficult to forecast. As a result, changes in our product and service mix may affect our ability to accurately forecast sales and margins or detect in advance whether actual results will deviate from market consensus.

Convergence brings opportunity and risk

We are affected by market conditions within the telecom industry, including the convergence of the telecom, data and media industries. The convergence is largely driven by technological development related to IP-based communications. This change increases our addressable market, changes the competitive landscape, and affects our objective setting, risk assessment and strategies. If we fail to understand the market development, acquire the necessary competence or develop and market products, services and solutions that are competitive in this changing market, our future results will suffer.

We depend on growth and the success of new services

Most of our business depends on continued growth in mobile communications in terms of both number of subscriptions and usage per subscriber, which in turn requires the continued deployment and evolution of our network systems by customers. If operators are not successful in their attempts to increase the number of subscribers and/or stimulate increased usage, our business and operational results could be materially adversely affected.

Fixed and mobile networks converge and new technologies, such as IP and broadband, enable operators to deliver a range of new types of services in both fixed and mobile networks. We are dependent upon the market acceptance of such services, e.g. music, internet and navigation in the handset, and on the outcome of regulatory and standardization activities in this field, such as spectrum allocation. If delays in standardization or market acceptance occur, this could adversely affect our business and operational results.

We operate in a highly competitive industry

The markets we operate in are highly competitive in price, functionality and service quality as well as in the timing of development and introduction of new products and services.

We face intense competition from significant competitors and Chinese companies in particular have become relatively stronger in recent years. Our competitors may implement new technologies before we do, offer more attractively priced or enhanced products, services or solutions, or they may offer other incentives that we do not provide. Some of our competitors may have greater resources in certain business segments or geographic markets than we do. We may also encounter increased competition from new market entrants, alternative technologies or evolving industry standards. The rapid technological change also results in shorter life-cycles for products, increasing the risk in all product investments.

Continuous price erosion is a symptom of this rapid technological change and we must counteract this by introducing new products to the market and by continuously enhancing the functionality while reducing the cost of new and existing products. Our operating results depend largely on our ability to compete in this market environment.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Vendor consolidation may lead to a new competitive landscape

Industry convergence and consolidation among equipment suppliers could potentially result in stronger competitors that are competing as end-to-end suppliers as well as competitors more specialized in particular areas. Consolidation may also result in competitors with greater resources than we have or in reduction of our current scale advantages. This could have a material adverse effect on our business, operating results, and financial condition.

Operator consolidation may increase our dependence on a limited number of customers

We derive most of our business from large, multi-year agreements with a limited number of significant customers. Although no single customer currently represents more than 5 percent of sales, a loss of or a reduced role with a key customer could have a significant adverse impact on sales, profit and market share for an extended period.

In recent years, network operators have undergone significant consolidation, resulting in a large number of operators with activities in several countries. This trend is expected to continue, and also intra-country consolidation is likely to accelerate as a result of competitive pressure.

A market with fewer and larger operators will increase our reliance on key customers and may negatively impact our bargaining position and profit margins. Moreover, if the combined companies operate in the same geographic market, networks may be shared and less network equipment and associated services will be required. Another possible consequence of customer consolidation could be a delay in network investments pending negotiations of e.g. merger/acquisition agreements, securing necessary approvals, or integration of their businesses. Recently, network operators have started to share parts of their network infrastructure through cooperation agreements rather than legal consolidations, which may adversely affect demand for network equipment.

Long-term frame agreements can expose us to risk

Long-term agreements are typically awarded on a competitive bidding basis. In some cases, such agreements also include commitments to future price reductions. In order to maintain the gross margin with such price reductions, we continuously strive to reduce the costs of our products. We reduce costs through design improvements, negotiation of better purchase prices, allocation of more production to low-cost countries and increased productivity in our own production. However, there can be no assurance that our actions to reduce costs will be sufficient or quick enough to maintain our gross margin in such contracts.

Transforming into a more service-based company

Operators are increasingly outsourcing parts of their operations as a way to reduce cost and focus on new services. This has opened up a market which we have addressed. The growth rate is difficult to forecast and each new contract carries a risk that transformation and integration of the operations is not as fast or smooth as planned. Early contract margins are generally lower and the mix of new/old contracts may affect reported results negatively in a given period. Contracts normally cover several years and revenues are of a recurring nature. However, sometimes contract scopes are reduced with negative impact on sales and earnings. Ericsson is the market leader in managed services but competition in this area is increasing, which may have adverse effects on growth and profitability.

Success of R&D investments is uncertain

To be a player in our industry requires large investments in technology and creates exposure to rapid technological and market changes. We spend significant amounts and resources in innovation work for new

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

technology, products and solutions. In order for us to be successful, those technologies, products and solutions must be accepted by relevant standardization bodies and by the industry as a whole. If we invest in the development of technologies, products and solutions that do not function as expected, are not adopted by the industry, are not ready in time or are not successful in the marketplace our sales and earnings may suffer.

Acquisitions and divestments

In addition to in-house innovation efforts, we make strategic acquisitions in order to obtain various benefits, e.g. to reduce time-to-market, to gain access to technology and/or competence, to increase our scale or to broaden our product portfolio or expand our customer base. From time to time we also divest parts of our operations to optimize our product portfolio or operations. There are no guarantees that such acquisitions or divestments are successful or that we will succeed in integrating the acquired entities to gain the expected benefits within the time frame we expect or at all.

Joint ventures and partnerships

If our partnering arrangements fail to perform as expected (whether through an incorrect assessment of our needs or the capabilities or financial stability of our strategic partners), our ability to work with these partners or develop new products and solutions may be constrained and this may harm our competitive position in the market. Additionally, our share of any losses from, or commitments to contribute additional capital to, such partnerships may adversely affect our results of operations or financial position.

A limited number of suppliers of components, production capacity and R&D and IT services

Our ability to deliver according to market demands and contractual commitments depends significantly on obtaining timely and adequate supply of materials, components and production capacity and other vital services on competitive terms. Although we strive to avoid single-source supplier solutions, this is not always possible. Failure by any of our suppliers could interrupt our product supply or operations and significantly limit our sales or increase our costs. To find an alternative supplier or re-design products to replace components may take significant time. If we fail to anticipate customer demand properly, an over/under-supply of components and production capacity could occur. In many cases, some of our competitors utilize the same contract manufacturers and if they have purchased capacity ahead of us we could be blocked from acquiring the needed products. This factor could limit our ability to supply our customers or could increase our costs. At the same time, we commit to certain capacity levels or component quantities, which, if unused, will result in charges for unused capacity or scrapping costs. We are also exposed to financial counterpart risks to suppliers where we pay in advance. We conduct regular supplier audits and evaluations to mitigate the risks mentioned as well as brand risks related to the suppliers’ compliance with e.g. labor and environmental regulations.

Product or service quality issues

Sales contracts normally include warranty undertakings for faulty products and often also provisions regarding penalties and/or termination rights in the event of a failure to deliver ordered products or services on time or with required quality. Although we undertake a number of quality assurance measures to reduce such risks, product quality or service performance issues may affect our results negatively.

Significant foreign exchange exposures

With the majority of our cost base in SEK and a very large share of sales in other currencies, and significant operations outside Sweden, our foreign exchange exposures are significant. Currency exchange rate fluctuations affect our consolidated income statement, balance sheet and cash flows when foreign currencies are exchanged or translated to SEK, which increases volatility in reported results.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

As market prices are predominantly established in USD or EUR, and with a net revenue exposure in foreign currencies, a stronger SEK exchange rate would generally have a negative effect on our reported results. Our attempts to reduce the effects of exchange rate fluctuations through a variety of hedging activities may not be sufficient or successful, resulting in an adverse impact on our results.

Intellectual property rights (IPR)

Although we have a large number of patents, there can be no assurance that they will not be challenged, invalidated, or circumvented, or that any rights granted in relation to our patents will in fact provide competitive advantages to us.

In 2005, the European Union considered placing restrictions on the patentability of software. Although the European Union ultimately rejected this proposal, we cannot guarantee that they will not revisit this issue in the future. We rely on many software patents, and any limitations on the patentability of software may materially affect our business.

We utilize a combination of trade secrets, confidentiality policies, non-disclosure and other contractual arrangements in addition to relying on patent, copyright and trademark laws to protect our intellectual property rights. However, these measures may not be adequate to prevent or deter infringement or other misappropriation. Moreover, we may not be able to detect unauthorized use or take appropriate and timely steps to establish and enforce our proprietary rights. In fact, existing laws of some countries in which we conduct business offer only limited protection of intellectual property rights, if at all.

Our solutions may also require us to license technologies from third parties. It may be necessary in the future to seek or renew licenses and there can be no assurance that they would be available on acceptable terms, or at all. Moreover, the inclusion in our products of software or other intellectual property licensed from third parties on a non-exclusive basis could limit our ability to protect proprietary rights in our products.

Many key aspects of telecommunications and data network technology are governed by industry-wide standards usable by all market participants. As the number of market entrants and the complexity of technology increases, the possibility of functional overlap and inadvertent infringement of intellectual property rights also increases. Third parties have asserted, and may assert in the future, claims, directly against us or indirectly against our customers, alleging infringement of their intellectual property rights. Defending such claims may be expensive, time-consuming and divert the efforts of our management and/or technical personnel. As a result of litigation, we could be required to pay damages and other compensation directly or indemnifying our customers for such damages and other compensation, develop non-infringing products/technology or enter into royalty or licensing agreements. However, we cannot be certain that such licenses will be available to us on commercially reasonable terms or at all.

Litigations

In the normal course of our business we are involved in legal proceedings. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on our business, reputation, operating results, or financial condition.

As a publicly listed company, Ericsson may be exposed to lawsuits, in which plaintiffs allege that the Company or its officers have failed to comply with securities laws, stock market regulation or other laws, regulations or requirements. Whether or not there is merit to such claims, the time and costs incurred to defend the Company and its officers and the potential settlement or compensation to the plaintiffs may have significant impact on our reported results and reputation. For additional information regarding certain of the lawsuits in which we are involved, see “Legal and Tax Proceedings” in the Board of Directors’ Report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Business interruption

Our business operations rely on complex IT operations and communications networks, which are vulnerable to damage or disturbance from a variety of sources. Having outsourced a significant portion of our IT operations, we depend partly on security and reliability measures of external companies. Regardless of protection measures, essentially all IT systems and communications networks are susceptible to disruption from equipment failure, vandalism, computer viruses, security breaches, natural disasters, power outages and other events. We also have a concentration of operations on certain sites, e.g. for production, R&D, network operation centers, logistic centers, shared services centers, where business interruptions could cause material damage and costs. Although we have assessed these risks, implemented controls, performed business continuity planning and selected reputable companies for outsourced services, we cannot be sure that interruptions with material adverse effects will not occur.

Attract and retain highly qualified employees

We believe that our future success largely depends on our continued ability to hire, develop, motivate and retain engineers and other qualified personnel needed to develop successful new products, support our existing product range and provide services to our customers. Competition for skilled personnel and highly qualified managers in the telecommunications industry remains intense. We are continuously developing our corporate culture, remuneration, promotion and benefit policies as well as other measures aimed at empowering our employees and reducing employee turnover. However, there are no guarantees that we will be successful in attracting and retaining employees with appropriate skills in the future.

Access to short-term and long-term capital

If we do not generate sufficient amounts of capital to support our operations, service our debt and continue our research and development and customer finance programs, or if we cannot raise sufficient amounts of capital at the times and on the terms required by us, our business is likely to be adversely affected. Access to short-term funding may decrease or become more expensive as a result of our operational and financial condition and market conditions or due to deterioration in our credit rating. We cannot assure that additional sources of funds that we from time to time may need will be available or available on reasonable terms.

Regulatory, Compliance and Corporate Governance Risks

Regulatory environment changes

Telecommunications is an industry subject to particular regulation and regulatory changes affect both our customers’ and our own operations. For example, regulations imposing more stringent, time-consuming or costly planning and zoning requirements or building approvals for radio base stations and other network infrastructure could adversely affect the timing and costs of network construction or expansion, and ultimately the commercial launch and success of these networks. Similarly, tariff and roaming regulations or rules on network neutrality could also affect operators’ ability or willingness to invest in network infrastructure, which in turn could affect the sales of our systems and services. Also radio frequency spectrum allocation between different types of usage may affect operator spending adversely or force us to develop new products to be able to compete.

License fees, environmental, health and safety, privacy and other regulatory changes, in general or particular to our industry, may increase costs and restrict operations for network operators and service providers or us. Also indirect impacts of such changes could affect our business adversely even though the specific regulations may not apply directly to our products or us.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Country-specific political, economic and regulatory risks

We conduct business throughout the world and are subject to the effects of general global economic conditions as well as conditions unique to a specific country or region. We conduct business in more than 170 countries, with a significant proportion of our sales to emerging markets in Asia Pacific, Latin America, Eastern Europe, the Middle East and Africa. We expect that sales to such emerging markets will represent an increasing portion of total sales, as developing nations and regions around the world increase their investments in telecommunications. We already have extensive operations in many of these countries, which involve certain risks, including volatility in gross domestic product, civil disturbances, economic and political instability, nationalization of private assets and the imposition of exchange controls.

Changes in regulatory requirements, tariffs and other trade barriers, price or exchange controls or other governmental policies in the countries where we do business could limit our operations and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights. In addition we must comply with the export control regulations of the countries and any trade embargoes in force at the time of sale and/or delivery. Although we seek to comply with all such regulations, even unintentional violations could have material adverse effects on our business, operational results and brand.

Compliance with high standards of corporate governance

Ericsson applies mandatory corporate governance statutes and rules, such as the Swedish Code of Corporate Governance and is also committed to several corporate responsibility and environmental initiatives. To ensure that our operations are executed in accordance with these requirements, our management system includes a robust corporate culture and a Code of Business Ethics as well as policies and directives to govern our processes and operations. We regularly perform communication and training in these areas, and we monitor and audit internal compliance with the policies and directives as well as our suppliers’ adherence to our Supplier Code of Conduct. There is however no guarantee that violations will not occur, which could have material adverse effects on our brand, reputation and business.

Compliance with a environmental, health and safety regulations

We are subject to certain environmental, health and safety laws and regulations that affect our operations, facilities and products in each of the jurisdictions in which we operate. We believe that we are in compliance with all material laws and regulations. However, there is a risk that we may have to incur expenditures to cover environmental and health liabilities to maintain compliance with current or future laws and regulations or to undertake any necessary remediation. It is difficult to reasonably estimate the future impact of environmental matters, including potential liabilities. This is due to several factors, particularly the length of time often involved in resolving such matters.

Potential health risks related to electromagnetic fields

The mobile telecommunications industry is subject to claims that mobile handsets and other devices that generate electromagnetic fields expose users to health risks. At present, a substantial number of scientific studies conducted by various independent research bodies have indicated that electromagnetic fields, at levels within the limits prescribed by public health authority safety standards and recommendations, cause no adverse effects to human health. However, any perceived risk or new scientific findings of adverse health effects of mobile communication devices and equipment could adversely affect us through a reduction in sales or through liability claims. Although Ericsson’s products are designed to comply with all current safety standards and recommendations regarding electromagnetic fields, we cannot guarantee that we or the jointly owned Sony Ericsson Mobile Communications or ST-Ericsson will not become the subject of product liability claims or be held liable for such claims or be required to comply with future regulatory changes that may have an adverse effect on our business.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Risks associated with owning Ericsson shares

Our share price has been and may continue to be volatile

Our share price has been volatile partly due to the high volatility in the securities markets generally and for telecommunications and technology companies in particular. The share price is also likely to be affected by the development in our market, our reported financial results and the expectations of financial analysts, as well as statements and market speculation regarding our future prospects. or the timing or content of any profit warning by us or our competitors.

Factors other than our financial results that may affect our share price include, but are not limited to:

•	A weakening of our brand name or other circumstances with adverse effects on our reputation.

•	Announcements by our customers, competitors or us regarding capital spending plans of network operators.

•	Financial difficulties for our customers.

•	Awards of large supply or service contracts.

•	Speculation in the press or investment community about the business level or growth in the market for mobile communications.

•	Technical problems, in particular those relating to the introduction and viability of new network systems like LTE/4G.

•	Actual or expected results of ongoing or potential litigation.

•	Announcements concerning bankruptcy or investigations into the accounting procedures of other telecommunications companies, even if we are not involved.

•	Our ability to forecast and communicate our future results in a manner consistent with investor expectations.

Currency fluctuations may adversely affect share value or value of dividends

Because our shares are quoted in SEK on NASDAQ OMX Stockholm (our primary stock exchange), but in USD on NASDAQ (ADSs), fluctuations in exchange rates between SEK and USD may affect the value of your investment. In addition, because we pay cash dividends in SEK, fluctuations in exchange rates may affect the value of distributions if arrangements with your bank, broker or depositary call for distributions to you in currencies other than SEK. An increasing part of the trade in our shares is carried out on alternative exchanges or markets, which may lead to less accurate share price information on NASDAQ OMX Stockholm or NASDAQ.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events and expected operational and financial performance. The words “believe”, “expect”, “foresee”, “anticipate”, “assume”, “intend”, “may”, “could”, “plan”, “estimate”, “will”, “should”, “could”, “aim”, “target”, “might” or, in each case, their negative, and similar words are intended to help identify forward-looking statements. Forward-looking statements may be found throughout this document, but in particular in the chapters “Board of Directors’ Report” and “Information on the Company”, and include statements regarding:

•	our goals, strategies and operational or financial performance expectations;

•	development of corporate governance standards, stock market regulations and related legislation;

•	the growth of the markets in which we operate;

•	our liquidity, capital resources, capital expenditures, our credit ratings and the development in the capital markets, affecting our industry or us;

•	the expected demand for our existing as well as new products and services;

•	the expected operational or financial performance of our joint ventures and other strategic cooperation activities;

•	the time until acquired entities will be accretive to income;

•	technology and industry trends including regulatory and standardization environment, competition and our customer structure;

•	our plans for new products and services including research and development expenditures.

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

•

developments in the political, economic or regulatory environment affecting the markets in which we operate, including trade embargoes, changes in tax rates, changes in patent protection regulations, allegations of health risks from electromagnetic fields, cost of radio licenses for our customers, allocation of radio frequencies for different purposes and results of standardization activities;

•	the effectiveness of our strategies and their execution, including partnerships, acquisitions and divestments;

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

•	the product mix and margins of our sales;

•	the volatility of market demand and difficulties to forecast such demand;

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

•	our ability to successfully manage operators’ networks to their satisfaction with satisfactory margins;

•	our ability to maintain a strong brand and good reputation and to be acknowledged for good corporate governance;

•	our ability to recruit and retain qualified management and other key employees.

Certain of these risks and uncertainties are described further in “Risk Factors”. We undertake no obligation to publicly update or revise any forward-looking statements included in this Annual Report, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

SHARE INFORMATION

STOCK EXCHANGE TRADING

The Ericsson Class A and Class B shares are listed on NASDAQ OMX Stockholm. In the United States, the Class B shares are listed on NASDAQ in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR) under the symbol ERIC. Each ADS represents one Class B share.

In 2009, approximately 7 (20) billion shares were traded on NASDAQ OMX Stockholm and NASDAQ, of which about 74 (84) percent were on NASDAQ OMX Stockholm and about 26 (16) percent were on NASDAQ. Trading volume in Ericsson shares decreased by approximately 71 percent on NASDAQ OMX Stockholm and increased by approximately 7 percent on NASDAQ as compared to 2008. (Note: Ericsson had a reversed split of shares of 1:5 for the B-share on June 2, 2008 and a 10:1 to 1:1 change in the ADS ratio from June 10, 2008 which affects the comparative figures above.)

SHARE PRICE TREND

In 2009, Ericsson’s total market value increased by about 13 (–22) percent to approximately SEK 215 billion (SEK 191 billion in 2008). The OMXSP Index on NASDAQ OMX Stockholm increased by 47 percent, the NASDAQ telecom index (CUTL) increased by approximately 48 percent and the NASDAQ composite index (CCMP) increased by approximately 44 percent.

SHARE DATA

	2009	2008	2007	2006	2005
Earnings per share, diluted (SEK)	1.14	3.52	6.84	8.23	7.64
Operating income per share (SEK)2)	5.80	7.50	9.64	11.29	10.44
Cash flow from operating activities per share (SEK)	7.67	7.54	6.04	5.82	5.26
Stockholders’ equity per share, basic, end of period (SEK)	43.79	44.21	42.17	37.82	32.03
P/E ratio	57	17	11	17	18
Total shareholder return %	15	–20	–43	3	31
Dividend per share (SEK)1) 2)	2.00	1.85	2.50	2.50	2.25

1)	2005, 2006 and 2007 restated for reverse split 1:5 in 2008.
2)	For 2009 and 2008 excluding restructuring charges.
3)	For 2009 as proposed by the Board of Directors.

All share based performance indicators except Earnings per share and Stockholders’ equity per share are calculated based on average number of shares outstanding, basic. Comparison periods has been restated for consistency.

SHARE PRICES ON NASDAQ OMX STOCKHOLM

(SEK)	2009	2008	2007	2006	2005
Class A at last day of trading1)	65.00	59.30	76.80	138.00	137.50
Class A high for year (April 17, 2009)1)	78.80	83.60	148.50	154.50	143.50
Class A low for year (January 20, 2009)1)	55.40	40.60	73.00	104.50	99.00
Class B at last day of trading1)	65.90	58.80	75.90	138.25	136.50
Class B high for year (April 17, 2009)1)	79.60	83.70	149.50	155.00	145.00
Class B low for year (January 20, 2009)1)	55.50	40.60	72.65	104.50	97.00

1)	2005, 2006 and 2007 restated for reverse split 1:5 in 2008.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

OFFER AND LISTING DETAILS

Principal trading market—NASDAQ OMX Stockholm—share prices

The table to the right states the high and low sales prices for our Class A and Class B shares as reported by NASDAQ OMX Stockholm for the last five years. The equity securities listed on the NASDAQ OMX Stockholm Official Price List of Shares currently comprise the shares of 258 companies. Trading on the exchange generally continues until 5:30 p.m. (CET) each business day. In addition to official trading on the exchange, there is also trading off the exchange during official trading hours and also after 5:30 p.m. (CET). Trading on the exchange tends to involve a higher percentage of retail clients, while trading off the exchange often involves larger Swedish institutions, banks arbitraging between the Swedish market and foreign markets, and foreign buyers and sellers purchasing shares from or selling shares to Swedish institutions.

NASDAQ OMX Stockholm publishes a daily Official Price List of Shares which includes the volume of recorded transactions in each listed stock, together with the prices of the highest and lowest recorded trades of the day. The Official Price List of Shares reflects price and volume information for trades completed by the members.

Host market NASDAQ—ADS prices

The table to the right states the high and low sales prices quoted for our ADSs on NASDAQ for the last five years. The NASDAQ quotations represent prices between dealers, not including retail mark-ups, markdowns or commissions, and do not necessarily represent actual transactions.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

MARKET PRICES ON NASDAQ OMX STOCKHOLM AND NASDAQ

	NASDAQ OMX Stockholm				NASDAQ
	SEK per Class A share		SEK per Class B share		USD per ADS1)
Period	High	Low	High	Low	High	Low
Annual high and low
20052)	143.50	99.00	145.00	97.00	18.60	13.89
20062)	154.50	104.50	155.00	104.50	20.57	14.44
20072)	148.50	73.00	149.50	72.65	21.71	11.12
2008	83.60	40.60	83.70	40.60	14.00	5.49
2009	78.80	55.40	79.60	55.50	10.92	6.60
Quarterly high and low
2008
First Quarter	79.50	51.10	78.90	50.25	12.28	8.52
Second Quarter	83.60	58.70	83.70	57.50	14.00	9.76
Third Quarter	75.80	61.60	75.80	61.20	12.65	9.03
Fourth Quarter	66.60	40.60	65.90	40.60	9.15	5.49
2009
First Quarter	78.00	55.40	78.70	55.50	9.65	6.60
Second Quarter	78.80	64.10	79.60	64.00	9.92	8.10
Third Quarter	78.60	65.80	79.50	66.10	10.84	9.10
Fourth Quarter	76.25	64.70	76.95	65.25	10.92	8.94
Monthly high and low
August 2009	70.60	65.80	71.20	66.10	10.04	9.10
September 2009	74.30	67.10	74.70	67.50	10.84	9.29
October 2009	76.25	67.00	76.95	67.30	10.92	9.73
November 2009	75.40	65.65	76.00	66.30	10.74	9.56
December 2009	68.35	64.70	68.90	65.25	9.96	8.94
January 2010	72.20	65.20	73.30	65.90	10.31	9.46
February 2010	73.50	69.20	74.65	70.15	10.28	9.84
March 2010	78.70	69.90	80.00	70.95	11.33	9.84

1)	One ADS = 1 Class B share.
2)	2005, 2006 and 2007 restated for reverse split 1:5 in 2008.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

CHANGES IN NUMBER OF SHARES AND CAPITAL STOCK 2005–2009

		Number of shares	Share capital
2005	December 31 (no changes)	16,132,258,678	16,132,258,678
2006	December 31 (no changes)	16,132,258,678	16,132,258,678
2007	December 31 (no changes)	16,132,258,678	16,132,258,678
2008	June 2, reverse split 1:5	3,226,451,735	16,132,258,678
2008	July 23, new issue. (Class C shares, later converted to Class B)	19,900,000	99,500,000
2008	December 31	3,246,351,735	16,231,758,678
2009	June 8, new issue (Class C-shares, later converted to Class B)	27,000,000	135,000,000
2009	December 31	3,273,351,735	16,366,758,678

SHARE CAPITAL

In the second quarter, as decided by the Board of Directors with authorization from the Annual General Meeting, a stock issue and a subsequent repurchase was made for the share-based employee remuneration program. 27 million Class C shares were issued and later repurchased as treasury stock. The shares were converted into Class B shares. The quotient value of the repurchased shares was SEK 135.0 million, representing less than 1 percent of capital stock, and the acquisition cost was SEK 135.1 million.

As of December 31, 2009, the Parent Company’s share capital was SEK 16,366,758,678 (16,231,758,678) represented by 3,273,351,735 (3,246,351,735) shares. The quotient value of each share is SEK 5.00 (SEK 5.00). As of December 31, 2009, the shares were divided into 261,755,983 (261,755,983) Class A shares, each carrying one vote, and 3,011,595,752 (2,984,595,752) Class B shares, each carrying one-tenth of one vote. As of December 31, 2009, Ericsson held 78 978 533 Class B shares as treasury shares.

TEN LARGEST COUNTRIES, OWNERSHIP

	As of December 31,
Percent of capital	2009	2008
Sweden	47.9%	47.2%
United States	24.2%	25.0%
United Kingdom	7.9%	8.9%
Norway	1.9%	1.3%
Canada	1.2%	1.1%
Japan	1.2%	1.3%
Switzerland	1.1%	1.7%
France	1.1%	1.1%
Netherlands	0.8%	0.8%
Denmark	0.8%	0.8%
Other countries	11.9%	10.8%

Source:	Capital Precision, December 31, 2009.

The information from Capital Precision is based on the shareholders’ domicile or in case of funds, areas of operation.

SHAREHOLDERS

As of December 31, 2009, the Parent Company had 690,726 shareholders registered at Euroclear Sweden AB (the Central Securities Depository—CSD), of which 1,421 holders had a US address. According to

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

information provided by Citibank, there were 242,229,433 ADSs outstanding as of December 31, 2009, and 5,068 registered holders of such ADSs. A significant number of the ADSs are held of record by banks, brokers and/ or nominees for the accounts of their customers. As of year end 2009, banks, brokers and/or nominees held ADSs on behalf of 240,915 accounts.

According to information known at year-end 2009, almost 77 percent of our Class A and Class B shares were owned by institutions, Swedish and international.

Our major shareholders do not have different voting rights than other shareholders holding the same classes of shares.

As far as we know, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) separately or jointly.

TOP EXECUTIVES AND DIRECTORS, OWNERSHIP

	Number of Class A shares	Number of Class B shares	Voting rights, percent
Top executives and directors as a group (28 persons)	2,416	3,844,472	0.07

For individual holdings, see “Corporate Governance Report”.

The table shows the total number of shares in the Parent Company owned by top executives and directors as a group as of December 31, 2009.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

The following table shows share information, as of December 31, 2009, with respect to our 15 largest shareholders, ranked by voting rights, as well as percentage of voting rights as of December 31, 2009, 2008 and 2007.

LARGEST SHAREHOLDERS, DECEMBER 31, 2009 AND PERCENTAGE OF VOTING RIGHTS, DECEMBER 31, 2009, 2008 AND 2007

Identity of person or group1)	Number of Class A shares	Percentage of total Class A shares	Number of Class B shares	Percentage of total Class B shares	2009 Voting rights percent	2008 Voting rights percent	2007 Voting rights percent
Investor AB	102,664,038	39.22	61,414,664	2.04	19.33	19.42	19.49
AB Industrivärden	76,680,600	29.29	0	0.00	13.62	13.28	13.36
Handelsbankens Pensionsstiftelse	19,800,000	7.56	0	0.00	3.52	3.00	3.01
Swedbank Robur Fonder AB	1,510,466	0.58	157,785,431	5.24	3.07	2.44	1.67
Skandia Liv AB	15,270,077	5.83	17,079,591	0.57	3.02	2.89	2.75
Pensionskassan SHB Försäkringsföreningen	12,672,000	4.84	0	0.00	2.25	2.26	2.27
BlackRock Advisors, Inc.	0	0.00	101,632,540	3.38	1.81	0.00	0.06
Brandes Investment Partners LP	0	0.00	55,603,761	2.54	1.36	2.08	1.73
AMF Pensionsforsakring AB	800,000	0.31	65,104,680	2.16	1.30	1.55	0.89
OppenheimerFunds, Inc.	0	0.00	72,541,045	2.41	1.29	1.31	1.57
Dodge & Cox, Inc.	0	0.00	29,149,700	1.96	1.05	0.98	0.00
Gamla Livförsäkringsbolaget SEB Trygg Liv	4,675,919	1.79	8,475,600	0.28	0.98	1.04	1.04
Handelsbanken Fonder AB	2,335	0.00	52,894,889	1.76	0.94	1.02	1.08
Norges Bank Investment Management	0	0.00	50,368,857	1.67	0.89	0.46	0.35
SEB Investment Management AB	480,909	0.18	45,030,567	1.50	0.89	0.98	0.78
Others	27,199,639	10.40	2,294,514,427	74.49	44.68	47.29	49.95

Total	261,755,983	100.00	3,011,595,752	100.00	100.00	100.00	100.00

1)	Sources: Capital Precision, December 2009 and 2008. Euroclear Sweden AB, December 31, 2007.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

MARKET TRENDS

Telecommunications plays a central role in the daily life of practically every person on earth. It is fundamental to the global economy and increasingly important to the environment. Over the last decade, mobile became a ubiquitous communications service, enabling people from all regions and walks of life to connect at an unprecedented level.

With the widespread adoption of mobile communications for voice and text messaging, the impetus to add more voice subscribers has started to diminish. Growth will continue with more than two billion new mobile voice subscriptions expected over the coming years but these will mainly come from low-usage customers in developing areas or users with multiple subscriptions. This dilutes average revenue per subscription but the underlying growth in minutes of use per user is stronger than the subscription dilution. Thus the total voice traffic continues to grow.

Mobile broadband is fast becoming the main growth driver for operators and equipment suppliers globally. Consumer behavior is changing with the introduction of mobile broadband prompting innovation in a number of areas and driving the need for ever greater bandwidth and data speeds. The industry focus is shifting from connecting places and people to connecting devices and applications.

There are many devices whose utility is enabled by mobile broadband, including mobile phones, personal computers and a growing number of electronic devices and software applications. Wireless connectivity will make broadband mobile and affordable to the majority of people. Particularly in the case of machine-to-machine communications, it will also enable applications for a variety of industries and uses (e.g. smart grids, transportation, financial services and healthcare.) This is far beyond the capability and scope of today’s networks.

We envision 50 billion network connections over the next decade, compared with some 5 billion currently. The underlying network technologies must be enhanced to accommodate such a vast number of connections. We expect Ericsson to benefit from this as network operators and service providers:

•	Accelerate the transition from legacy technologies to IP- based technologies.

•	Respond to rising demands for services that aid economic, societal and environmental development.

•	Invest in mobile and fixed broadband access, multi-service edge routing, IP multimedia subsystems (IMS) based services and Metro optical and/or radio transport.

•	Prioritize suppliers that combine technology with services for lower total cost, faster time-to-market and reduced project risks.

•	Outsource more of their network-related activities and operations for increased flexibility and focus more on the consumer experience.

These are all areas where the Company is well positioned and continues to invest heavily. Ericsson is now focused exclusively on serving network operators and service providers while device manufacturers and consumers are addressed via two joint venture companies, i.e. ST-Ericsson and Sony Ericsson.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

ICT, especially mobile, positively affects GDP levels as well as the environment

Even though the benefits of a connected society are difficult to precisely quantify, telecommunications has become as essential to any nation’s infrastructure as water, transportation or electricity. As already well demonstrated by telephony, there is clear evidence that the ubiquitous availability of affordable ICT services has a positive effect on any country’s economy. The ICT industry generates approximately 2 percent of global CO2 emissions. However, ICT could potentially reduce the other 98 percent by 15 percent or more.

A higher GDP level obviously enables more broadband adoption but studies of the relationship between broadband penetration and economic development indicate that broadband plays an even more fundamental role than telephony in accelerating the economic and social development of a country. Mobile broadband networks, along with suitable devices and appropriate applications, can accelerate broadband penetration by avoiding the relatively more expensive and time-consuming deployments of fixed networks.

Mobile communications market

Mobile communication is the service of choice for consumers across the world and we believe there is considerable potential for further growth with the introduction of mobile broadband. During 2010, Ericsson expects mobile subscriptions to grow to more than 5.2 billion, mainly driven by voice in developing markets and broadband in more developed markets.

Although at a slower pace than in previous years, mobile communications continued to grow in 2009 with over 600 (670) million new subscriptions added. The number of mobile phones shipped was approximately 1,100 (1,190) million, mainly due to less subscriber additions and longer replacement intervals. Based on vendor reports and Ericsson estimates, the mobile systems market is estimated to have declined by more than 10 percent due to the economic slowdown and weaker demand for GSM. However, we believe investments in mobile communications are below optimal levels—suggesting the possibility of increased spending once the economy recovers.

At the end of 2009, the 4.6 (4.0) billion mobile subscriptions worldwide represented a global subscription penetration of 64 (59) percent (the actual number of mobile users is probably some 20-25 percent less due to inactive and multiple subscriptions). The High Speed Packet Access (HSPA) version of 3G/WCDMA is now deployed in 303 (247) commercial networks across 130 (110) countries. Ericsson supplies 144 (115) of these networks, serving the majority of mobile broadband subscribers.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

The number of subscribers covered by commercial 3G/ WCDMA networks remains well below half that of 2G/GSM. Subscribers to mobile broadband services worldwide reached 360 (180) million by the end of 2009. The vast majority of the 360 million are handheld devices and the figure is set to soar with the mass consumer adoption of mobile internet devices such as smartphones and netbooks. This additional demand presents a significant opportunity for network infrastructure and systems integration, areas in which Ericsson has a market-leading position.

Fixed and mobile broadband main market drivers

The number of fixed and mobile broadband subscriptions is expected to increase five times between 2009 and 2015 to approximately 4 billion, of which the vast majority will be subscriptions for mobile broadband. Broadband internet access revenues for fixed operators (including cable operators) are expected to grow from around 25 to around 30 percent of total revenues in the next five years. Similarly, data’s share of mobile operators’ revenue, which is currently some 25 percent, is expected to account for a progressively larger portion of global mobile revenues over the next five years.

These projections assume the cost for mobile data services aligns with subscriber expectations, i.e. data must be priced lower than voice when comparing the amount of bandwidth consumed. Hence, operators may implement cost-efficient solutions for delivering more network capacity with revenues based on service value rather than the amount of capacity. This motivates a next-generation network that offers fixed and mobile convergence and leverages IP technology for a lower cost, higher performance broadband service.

However, operators’ willingness to invest in modernizing their networks can be inhibited by governmental regulations on how they can monetize their investments. For example, open access policies seek to facilitate the entrance into broadband markets for new competitors by requiring existing operators to lease access to their networks at regulated wholesale rates. The basic idea is that the more competitive consumer broadband markets are, the better the service offering, i.e. at lower prices, to more consumers. The alternative approach is to avoid forcing operators to lease network assets to competitors as it can undermine the incentive to invest.

The major challenge is identifying regulatory policies and practices that promote ubiquitous availability without undermining competition by mandating how an operator can monetize usage and capacity consumption.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Mobile broadband creates bottlenecks in parts of the network

The deployment of access nodes that connect devices at ever faster speeds increases subscriber uptake which can quickly create bottlenecks in other parts of the network especially on the backhaul part of the transport network.

Backhaul capacity needs to be provided more dynamically and efficiently than is possible with traditional backhaul solutions. Support of multiple services is required to ensure continuity for existing services as well as allowing new services. Operators want to maximize investments in existing infrastructure while leveraging the capabilities of new technologies.

Roughly two-thirds of backhaul globally is provided via microwave radio with the notable exception of the US and China where fiber is the preferred method. The dynamic nature of multi-service broadband access requires changes in the network technology used—a change from TDM/STM/ATM structures to IP/Ethernet. Ericsson already has a market-leading position in microwave radio systems and with the acquisitions of Marconi and Redback, the Company is well positioned with optical transmission systems and IP/Ethernet products.

Convergence and network transformation in focus

Placing greater emphasis on smarter networks and bundled service offerings, operators are starting the conversion to all-IP broadband networks. An increase in broadband access, routing and transmission deployments, combined with next-generation service delivery and revenue management systems, means operators will be able to offer a broader range of services to key customer segments. Each segment (business, consumer and wholesale) requires a different and varying mix of fixed, mobile and converged services.

Ericsson has developed a network architecture that meets consumer desires and operator requirements for converged services, covering the device ecosystems, fixed and mobile broadband access, transport, control, applications, revenue management, services and operations management. All the components have been integrated for a high performance and scalable end-to-end solution.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Ericsson’s full-service broadband solution has been built from in-house development, e.g. mobile broadband and IMS, and is complemented by the acquisitions of IP-routing products (Redback), optical transport (Marconi), deep fiber access systems (Entrisphere) and IPTV (Tandberg). The Company has also developed a comprehensive network transformation service that leverages professional services such as consulting and systems integration.

The internet is changing TV

The vision of the television industry is a simple one: to let you watch whatever, whenever and wherever you want and to help you discover other interesting programs and share your favorites and comments with other people. We believe that the best way to achieve this is to use internet technology enhanced with telecom-grade performance.

Consumers are already using the internet to find new ways of accessing TV, with interactive on-demand capabilities now a basic expectation. Despite this trend, we do not expect operators to become marginalized as bit pipe providers. Efficient bit pipes will be needed, but to differentiate their services, operators will need to continue to leverage their network capabilities. This is where IMS comes into play to provide the reliability and combination of services required for a portfolio of applications which differentiates from the competition.

Today some 1.2 billion (850 million) households have television services, of which only 25 (20) million are currently served by IPTV. This number is expected to grow to above 130 million by end of 2015. In the same time period, DSL-based broadband access is forecasted to grow from some 300 million to 400 million households and cable-TV-based broadband access is estimated to grow from 90 million to more than 100 million households. FTTx-based broadband access is estimated to increase from 35 million to some 100 million households. Building on the acquisitions of Tandberg Television and Entrisphere, the Company continues to invest in a leading position in IPTV and FTTx broadband access.

Mobility is changing the internet

Today, less than 40 percent of mobile subscribers are also internet users. However, the increasing use of high-speed applications in the fixed environment is stimulating a parallel expectation on the mobile side. When people become accustomed to using bandwidth-intensive applications at home or in the office, they tend to want them everywhere they go.

Multimedia-capable mobile internet devices and affordable mobile broadband access are driving a change in usage. Users will be able to create and discover content of personal interest and instantaneously share ideas and information with friends and colleagues. We see mobile internet devices helping to accelerate consumer demand for wireless internet access. This will have the greatest impact on emerging markets, where household PC penetration is only about 10 percent compared with well over 60 percent in developed markets. This is particularly significant as there are more than three times as many households in emerging markets as there are in more developed markets.

The Company has established a product unit to provide mobile broadband connectivity for notebook PCs and other mobile internet devices. Three of the world’s largest notebook manufacturers are already using Ericsson embedded modules. In addition, Intel, among others, has signed an agreement to use Ericsson’s mobile broadband technology.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Operator consolidation and network sharing

Operator consolidation continues in all regions globally. In the Americas, consolidation has substantially reduced the number of operators. In Europe, mergers continue along with other collaborations such as network sharing and outsourcing of network operations. In other regions, operator consolidation has led to the emergence of rapidly growing pan-regional operators, particularly in the CEMA markets (Central and Eastern Europe, Middle East and Africa). Western European-based operators continue to invest in operators in developing markets such as Brazil and India. There have also been attempts to combine certain Indian operators with African operators but with little progress so far.

Despite the trend for operator consolidation, the number of mobile operators has actually increased in many regions over the past few years, with the notable exception of the Americas. The introduction of mobile number portability in many markets has simplified service substitution, leading to fierce competition and declining market share for the top two players in each market. Consequently, mobile operator margins are under pressure from the more intense competition which requires lower costs to compensate.

Network sharing offers potentially significant capex and opex savings to operators. However, the overall impact of network sharing should ultimately be neutral for mobile equipment vendors. To a certain extent, short-term disruption of capital expenditure plans or re-negotiation of contracts with the network sharing companies may be offset by faster coverage buildout, an earlier entry into expansion phases and increased sales of professional services, particularly network integration and managed operations. Over the longer term, the majority of savings come from shared plant and property rather than equipment as the equipment has to be dimensioned for the total traffic load of the combined networks.

Ericsson is well positioned to benefit from operator consolidation with a suite of solutions for network sharing and a well proven capability for outsourcing network operations, consulting and systems integration as well as a strong presence with consolidating companies.

Opportunities in Professional Services

Outsourcing of network operations is another form of consolidation. Operators are able to tap into the global scale and efficiency offered by a company like Ericsson via managed services. Ericsson is well positioned to benefit from this trend for operator consolidation with a suite of professional services and a well proven capability for outsourcing network operations.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Demand for professional services (i.e., managed services, consulting, systems integration, network optimization and modernization) is growing rapidly. The demand for professional services is increasing, driven by operators’ desire to optimize capex investments, take out unnecessary costs and deliver a competitive end-user experience.

The potential market for managed services is larger than the market for network equipment and related deployment services. A mature operator is estimated to typically spend some 5–6 percent of revenues on network equipment and 10–12 percent on operating its network.

More than two-thirds of network operational expenses today are believed to be handled in-house by operators but network operations are increasingly being outsourced as operators realize the competitive advantages and potential cost savings. Therefore, the available market for managed services is expected to continue to show good growth prospects.

Over time, as networks evolve, grow and become more versatile, their complexity increases and so does the number of operations and business support systems. This creates many opportunities to help operators streamline both networks and operations. One aspect of streamlining is reducing the number of support systems needed for the network. The other aspect of streamlining comes from outsourcing operations. Operators may also ask for advice and best-practice to create efficiency in their own operations. An indicator of this streamlining or efficiency trend is the increasing demand for consulting and systems integration services like revenue assurance, operations and business support systems transformation and service assurance.

Replacement rates affect mobile handset sales

With subscriber additions slowing, mobile phone replacements have increasingly become the key market driver, now accounting for roughly two-thirds of shipments and an even higher proportion of sales.

Mobile phone replacement tends to go in tandem with contract renewal. In mature markets, this is often operator driven via subsidies that lower or eliminate the upfront cost of buying a new phone in exchange for multi-year subscription commitments. Many operators are now pushing SIM card only plans to reduce phone subsidies for lower value subscriptions and prioritizing subsidies for smartphones and mobile internet devices that carry much higher value subscriptions. This is slowing the demand for replacement phones, especially in the low- to mid-end price range, as consumers postpone upgrading their mobile phones.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

In emerging markets, operators often subsidize multi SIM card plans rather than handsets. This has stimulated the market for ultra low priced phones rather than curtailing subscription growth or mobile phone usage. With inflationary and other economic pressures rising in these markets, consumers are buying more refurbished or unlicensed phones. Manufacturers of illicit phones enjoy cost advantages because they do not pay for licenses, test their products for safety or provide warranties or offer sales support. Some countries, such as India, are especially concerned about personal safety and national security of unlicensed phones, but enforcement is far less strict in most other emerging markets.

Sony Ericsson has refined its product portfolio and value proposition to target an increased share of the replacement market.

Effects of the macro-economic slowdown

While not a trend, the economic recession affected Ericsson’s business development for networks, but with improving operational efficiency, a market leading position, scale and a solid balance sheet, the Company is in a good position to meet continued tough market conditions.

The macro-economic developments are externally driven and beyond the control or the influence of the Company. But the Company does control the cost structure and is adjusting to a more challenging market environment including the effects of a global recession.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

INFORMATION ON THE COMPANY

COMPANY HISTORY AND DEVELOPMENT

Innovating to empower people, business and society

Our origins date back to 1876 when Alexander Graham Bell filed a patent application in the United States for the telephone. The same year, Lars Magnus Ericsson opened a small workshop in Stockholm to repair telegraph instruments and sell his own telephone equipment.

Today, Ericsson is a leading provider of communications equipment, professional services and multimedia solutions. Our customers are operators of mobile and fixed networks worldwide. Over 1,000 networks in more than 175 countries utilize our equipment. More than 40 percent of all mobile traffic goes through Ericsson equipment.

We invest heavily in R&D and promote standardization and open systems. We have a long history of innovation and pioneering future telecommunications technologies. We have one of the industry’s most comprehensive intellectual property portfolios with approximately 25,000 patents.

Ericsson’s vision is “to be the prime driver in an all-communicating world”—a world in which any person can use voice, text, images and video to share ideas and access information whenever and wherever they want. Within a few years, we foresee communications extending beyond places and people to devices. Then everything that benefits from being connected will be. We strongly believe that affordable and generally available telecommunications are a prerequisite for social and economic development, and that the ICT industry is a key enabler for a sustainable and prosperous society and for bridging the digital divide.

Our strategy to realize our vision and reach our goals is to:

•	Excel with a leading portfolio in mobile and converged networks.

•	Expand in services by enabling world-class operations and network evolution.

•	Extend in multimedia, with leading applications and business support solutions.

Successful execution of the strategy is built on (1) close customer relations; (2) technology and services leadership and (3) operational excellence in all we do.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Close customer relations

The foundation for our business is our strong, long-term customer relationships. We have been present in most of our markets for more than 100 years. We work closely with the operators to understand their business, their objectives and technology needs.

We are a major supplier to most of the world’s leading mobile operators and many leading wireline operators. We believe that our ability to offer superior end-to-end solutions and services makes us well positioned to assist operators with their network development and operations. With our significant scale advantage, custom-tailored end-to-end solutions and local presence, we are able to serve as a true partner—providing fast time-to-market and competitive total cost of ownership—helping our customers reach their business objectives.

Ericsson has 82,500 employees across the world, close to our customers. Local operations have strong technical, commercial and administrative support from specialist functions in R&D, supply, network operations centra and Group functions.

Technology and services leadership

Innovation is an important element of our corporate culture. It is key to our competitiveness and future success. We have a long tradition of developing innovative communication technologies. By early involvement in creating new standards we are often first to market with new solutions—a distinct competitive advantage.

We are a market leader in GSM, WCDMA/HSPA, LTE, packet core networks, microwave transmission, revenue management applications and managed services. We are growing in the area of wireline access, metro Ethernet solutions and optical transport, and we are a provider of multimedia solutions and brokering services for both wireless and wireline operators and TV broadcasters. We have recently acquired Nortel’s CDMA and LTE operations in North America.

Within our ambitious R&D program, we have approximately 18,300 (19,800) employees in 17 (17) countries worldwide and in 2009 we invested SEK 27 billion (excluding SEK 6 billion restructuring charges) or 13 percent of sales. Most of this is invested in product development, of which the greater part is in network infrastructure. We have continued to invest in strategically important areas of broadband access, converged core networks, IP technology and multimedia. Our ability to generate world-class innovations is enhanced through cooperation with a variety of partners, including customers, universities and research institutes.

Through many years of development of new technologies we have built up a considerable portfolio of intellectual property rights (IPR). As of December 31, 2009, we held approximately 25,000 (24,000) patents worldwide, including patents essential to the standards GSM, GPRS, EDGE, WCDMA, HSPA, MBMS, TD-SCDMA, cdma2000, WiMAX and LTE. We also hold essential patents for many other areas, e.g. IMS, Voice-over-IP, ATM, Messaging, WAP, Bluetooth, SDH/SONET, WDM and Carrier Ethernet.

Our intellectual property rights are valuable business assets. We license these rights to many other companies (infrastructure equipment suppliers, embedded module suppliers, handset suppliers and mobile application developers) in return for royalty payments and/or access to their intellectual property rights. We believe that we have access to all essential patents that are material to our business in part or in whole.

For more information, please see also Risk Factors, “Market, Technology and Business Risks”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Operational excellence in all we do

Ericsson is focused mainly on infrastructure solutions and services for telecom operators. This focus enables us to have a functional organization and leverage our scale to gain competitive advantage. The Group is organized in some 200 legal entities, aligned to a common functional structure, using standardized processes.

•

Group functions coordinate the Company’s strategies, operations and resource allocation and establish the necessary directives, processes and organization for the effective governance of the Group. They also manage support units, such as Ericsson Research, IT and shared service centers.

The main operational functions/processes are:

Business units:

•	product management

•	product/service and solution development

•	sourcing, manufacturing and supply of products

•	sales of spare parts and repair.

Market units:

•	marketing and sales

•	service delivery

•	customer support.

Operational excellence is an important competitive advantage. and we focus on three areas:

•	Speed—to reduce time to market and working capital and to increase flexibility and responsiveness.

•	Scale—to leverage our market-leading position, enabling us to afford developing best-in-class solutions.

•	Skills—to work according to standardized processes with highly educated employees and partners.

We continuously focus on improving processes, support systems and our ways of working. Our mission, to empower people, business and society, requires strong change capabilities and efficient and effective processes, delivering innovative, high-quality solutions with low cost of ownership.

The Company culture of innovation and competitiveness and continuous competence development of our employees are key enablers for success. Ericsson Academy is one of our vehicles to achieve this—a new, innovative forum for learning and sharing of ideas and knowledge, open to our employees and available to our customers during 2010. We believe this will sharpen our employees’ skills, enhance performance for our customers, and give us a competitive edge in the new business and technology landscape.

To further increase flexibility and efficiency and reduce cost, we have several partnerships with strong players in outsourced manufacturing, IT services and certain areas of R&D and services. Examples are: Flextronics, HP, IBM and Tieto.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

GENERAL FACTS ON THE COMPANY

Legal name of the Parent Company:

Telefonaktiebolaget LM Ericsson (publ)

Organization number:

556016-0680

Legal form of the Parent Company:

A Swedish limited liability company, organized under the Swedish Companies Act. The terms “Ericsson”, “the Company”, “the Group”, “us”, “we”, and “our” all refer to Telefonaktiebolaget LM Ericsson and its subsidiaries.

Country of incorporation:

Sweden.

Date of incorporation:

The Parent Company was incorporated on August 18, 1918, as a result of a merger between AB LM Ericsson & Co. and Stockholms Allmänna Telefon AB.

Domicile:

Our registered office is Telefonaktiebolaget LM Ericsson, SE–164 83 Stockholm, Sweden. Our headquarters are located at Torshamnsgatan 23, Kista, Sweden.

Telephone number:

+46 10 719 0000

Website:

www.ericsson.com

Agent in the US:

Ericsson Inc., Vice President Legal Affairs, 6300 Legacy Drive, Plano, Texas 75024. Telephone number: +1 972 583 0000.

Shares:

Ericsson’s Class A and Class B shares are traded on NASDAQ OMX Stockholm. In the US, our American Depository Shares (ADS), each representing one underlying Class B share, are traded on NASDAQ.

Parent Company operations:

The business of the Parent Company, Telefonaktiebolaget LM Ericsson, consists mainly of corporate management, holding company functions and internal banking activities. Parent Company operations also include customer credit management activities performed by Ericsson Credit AB on a commission basis.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Subsidiaries and associated companies:

For a listing of our significant subsidiaries, please see Notes to the Parent Company Financial Statements—Note P9, “Investments”. In addition to our joint ventures Sony Ericsson and ST-Ericsson, we are engaged in a number of other minor joint ventures, cooperative arrangements and venture capital initiatives. For more information regarding risks associated with joint ventures, strategic alliances and third-party agreements please see Risk Factors, “Market, Technology and Business Risks”.

Documents on display:

We file annual reports and other information (normally in Swedish only) for certain domestic legal entities with Bolagsverket (Swedish Companies Registration Office) pursuant to Swedish rules and regulations.

You may order any of these reports from their website www.bolagsverket.se. If you access these reports, please be aware that the information included may not be indicative of our published consolidated results in all aspects. Other than information related to the Parent Company, only consolidated numbers for the Group totals are included in our reports. Filing in the US: Annual reports and other information are filed with the Securities and Exchange Commission (SEC) in the United States, pursuant to the rules and regulations that apply to foreign private issuers. Electronic access to these documents may be obtained from the SEC’s website, www.sec.gov/edgar/searchedgar/webusers.htm, where they are stored in the EDGAR database.

MARKET ENVIRONMENT

Ericsson has evolved with the changes in the industry:

•	from equipment driven, to services driven, with close to 40 percent of sales and almost 50 percent of employees now related to services

•	from hardware to software, with more and more of the functionality in our solutions being software-based

•	from narrow-band voice to all-IP broadband, with strong focus on converged networks and services capabilities.

Customers

We supply equipment, integrated solutions, multimedia applications and services to almost all major operators globally. We derive most of our sales from large, multi-year agreements with a limited number of significant customers. Out of a customer base of more than 425 network operators, the 10 largest customers account for 42 (42) percent of our net sales and the 20 largest customers account for 57 (61) percent of our net sales. Our largest customer accounted for approximately 5 (6) percent of sales in 2009. For more information, see Risk Factors, “Market, Technology and Business Risks”

Our customers have different needs and demands when interacting with us:

•	Strategy and business model development in an increasingly complex environment.

•	Network expansion and evolution in response to subscriber and traffic growth and new technology.

•	Support, training and spare parts.

•	Efficient operations to keep operating expenses competitive.

Our own market units are our primary sales channel. They perform most of the sales where the customer is a fixed or mobile telecommunications operator.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

For certain products or solutions we also use other channels:

•	TV solutions are sold through other equipment vendors as resellers as well as directly by business unit Multimedia to cable-TV operators.

•	Mobile broadband modules are sold directly by business unit Networks to PC/netbook manufacturers.

•

For newly acquired entities, certain market channels normally prevail during a transition period, e.g. LHS has maintained its market channels for billing solutions until it is fully owned and integrated.

•	A central IPR unit is managing sales of licenses to equipment vendors or others who wish to use our patented technology.

•	Our two joint ventures are the channels to the handset and mobile platform/chipset markets.

Our sales to network operators is normally based on multi-year frame agreements after an initial tender with a system and supplier selection.

During the frame agreement, equipment, software, services and spare parts are called off according to price lists. On a highly selective basis we occasionally provide customer financing. The vast majority of customer financing is provided by third parties, often guaranteed by Swedish export credit agencies. Various types of services, such as training or consulting, are often ordered separately as needed. Managed services contracts are normally also multi-year contracts and negotiated separately as they require extensive scoping and planning for transfer of employees and operations.

We have implemented a strict trade compliance program throughout the Company in order to comply with foreign and domestic laws and regulations, trade embargoes and sanctions in force. Our business activities should not be construed as supporting a particular political agenda or regime in any way.

Seasonality

Our quarterly sales, income and cash flow from operations are seasonal in nature and generally lowest in the first quarter of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase patterns of network operators. The table below illustrates the average seasonal effect on sales for the five-year period 2005 through 2009.

MOST RECENT 5-YEAR AVERAGE SEASONALITY

	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential Change	–20%	13%	–6%	29%
Share of annual sales	22%	25%	23%	30%

Competitors

In the Networks segment, we compete mainly with large and well-established communication equipment suppliers. Our most significant competitors include Alcatel/Lucent, Huawei, Nokia/Siemens, Cisco, ZTE and Juniper. We also compete with numerous local and regional manufacturers and providers of communication equipment and services.

We believe the most important competitive factors in this industry include; existing customer relationships, superior network performance and subscriber experience, technological innovation, product design and cost, and the ability to scale/ upgrade/migrate existing network investments, and the systems integration capability.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Competition in the Professional Services segment includes not only many of the suppliers mentioned above, but also large companies from other industry sectors, such as Accenture, HP/ EDS, IBM, and several India-based off-shore companies, e.g. Tata Consultancy Services and Tech Mahindra, as well as a large number of smaller but specialized companies operating on a local or regional basis.

As this segment grows, we expect to see additional competitors emerge, possibly as a result of network sharing or of network operators attempting to expand their business.

In the Multimedia segment we face significant competition. As the market is rather fragmented, our competitors vary widely depending on the product or service being offered. Competitors include many of the traditional communication equipment and IT suppliers as well as companies from other industries, such as Acision, Amdocs, Comverse, Harmonic, Oracle and Thomson.

Within the handset market, Sony Ericsson’s primary competitors include Nokia, Motorola, Samsung, LG, NEC and Sharp, as well as companies like Apple, HTC and RIM for smartphones. We believe that our joint venture with SONY Corporation creates a distinctive competitive advantage by combining our telecom expertise with their media, content and consumer equipment know-how.

We also compete in the mobile platform/wireless chipset market through our joint venture ST-Ericsson. Here, the largest competitor is Qualcomm. This market is growing in complexity as several new software platforms for handsets and other devices are being launched, e.g. Google’s Android, Microsoft’s Windows and Samsung’s Bada.

For more information on competitive risks, see Risk Factors, “Market, Technology and Business Risks”.

SEGMENT OVERVIEW

Operating segments

Ericsson is a vendor of solutions and services to telecom operators of fixed and mobile networks. We also provide TV solutions and managed services for television broadcast companies and mobile access modules to netbook manufacturers. Through two joint ventures we address the mobile handset and mobile platform/wireless chipset markets.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

When determining our operating segments, we have looked at which markets and what type of customers our products and services aim to attract as well as what distribution channels they are sold through. We have also considered commonality regarding technology, research and development. To best reflect our business focus and to facilitate comparability with peers, we report five operating segments:

•	Networks

•	Professional Services

•	Multimedia

•	Sony Ericsson

•	ST-Ericsson

Segment Networks

Networks includes products/solutions for:

•	wireless and wireline access

•	IP core networks

•	transmission/backhaul

•	network management

•	network rollout services

In 2009, we acquired Nortel’s CDMA and LTE operations. Services, other than network rollout, are reported under Professional Services. In 2009, segment Networks accounted for 66 percent of total sales.

Wireless and wireline access

Ericsson provides market-leading wireless access solutions to network operators for reliable, efficient and cost-effective mobile telephony networks. Ericsson also has a strong product portfolio for wireline access. Our

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

leadership in GSM, WCDMA/ HSPA and LTE technologies and now also CDMA enables us to offer tailored solutions regardless of the existing network standard used, delivering superior performance and consumer experience.

We provide wireline access solutions, for both fiber and copper, such as GPON and DSL. In 2009, AT&T appointed Ericsson as a domain vendor for wireline access solutions.

IP core network (switching, routing and control)

Our core network solutions include industry-leading softswitches, IP infrastructure for edge and core routing (Ericsson SmartEdge), IP-based Multimedia Subsystem (IMS) and gateways. GSM and WCDMA/HSPA share a common core network. Therefore operators’ previous investments are preserved as they migrate from voice-centric to multimedia networks. Our switching products have industry-leading scalability and capacity.

Transmission/backhaul

Our MINI-LINK microwave system is one of the world’s most widely deployed mobile backhaul solutions. Transport networks (e.g. MINI-LINK, metro optical networks) are essential elements of our end-to-end solutions.

Network management

Ericsson offers a portfolio of network management tools, supporting vital operator activities for management of existing networks as well as for introduction of new network architectures, technologies and services, such as: configuration, performance monitoring, security management, inventory management and software upgrades. The tools are applicable for fixed and mobile access, transport and core. They are often capable of managing also multi-vendor networks.

Network rollout services

Fast rollout of large networks involves a heavy ramp-up of resources. Ericsson’s Global Services organization uses a mix of local, in-house capabilities, authorized service providers and central specialist resources. We manage our capabilities in a way that has proven to be highly successful, resulting in successful projects and satisfied customers.

Sourcing, manufacturing and supply and availability of materials

Our hardware products largely consist of electronics, such as circuit boards, radio frequency (RF) modules, antennas etc. For manufacturing of products we purchase customized and standardized equipment, components and services from several global providers as well as from numerous local and regional suppliers. We produce certain types of components in-house, such as power modules and cables.

The production of electronic modules and sub-assemblies is mostly outsourced to manufacturing services companies (EMS), of which the vast majority is in low-cost countries. Node production, i.e. assembly, integration and testing of modules into complete radio base stations, mobile switching centers etc., is largely done in-house and on-demand.

Where possible, we rely on alternative supply sources for the purchased elements of our products. This avoids sole source situations and secures sufficient supply at competitive prices. When selecting a new supplier, we try to ensure that our technical standards and other requirements are met, including our supplier code of conduct. Assuming there will only be a moderate increase in near-term market demand, we do not foresee any

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

supply constraints to meet our expected production requirements during 2010. Variations in market prices for copper, aluminum, steel, precious metals, plastics and other raw materials generally have a limited effect on our total cost of goods sold. For more information related to sourcing, see Risk Factors, “Market, Technology and Business Risks”.

We continuously adjust our production capacity to meet expected demand. At year-end 2009, our overall capacity utilization was close to 100 percent. The table “Primary manufacturing and assembly facilities” summarizes where we have major sites as well as the total floor space at year-end. In Sweden, the majority of the floor space within our production facilities is used for node assembly and verification.

Segment Professional Services

Ericsson’s professional services capabilities include expertise in managed services, systems integration, consulting, education and customer support services.

Segment Professional Services accounted for 27 percent of total sales in 2009, up from 23 percent in 2008.

Managed services

We are the industry leader in managed services, managing networks with more than 370 million subscribers. We offer the most comprehensive managed services capabilities within the telecom industry:

•	Network design and planning.

•	Network operations; including networks without any Ericsson equipment installed, such as Sprint’s fixed and mobile CDMA/IDEN networks in the US.

•	Field operations and maintenance of sites.

•	Shared solutions; e.g. managed backhaul or hosting of platforms like pre-paid or real time billing/charging.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Systems integration

Operators can minimize risk by engaging Ericsson to:

•	integrate equipment from multiple suppliers

•	manage technology change programs

•	design and integrate new solutions.

More and more operators who introduce multimedia services or face challenging technology transformations ask us to serve as prime integrator, ensuring successful deployment of the total solution.

Consulting

With expertise in business, strategy and technology, our consultants support customers in decision-making, planning and execution in order to improve and grow their business. Our Industry Programs package the expertise into end-to-end solutions in the key areas of multimedia, 3G rollout, broadband, value creation and revenue assurance.

Education

We provide our customers with tailored education programs to ensure their employees have the skills and competences necessary for managing today’s and tomorrow’s complex technologies.

Customer support

Having experienced professionals available around-the-clock to provide customer support is a crucial part of our service offering. We support operators across the world with over one billion customers in total.

PRIMARY MANUFACTURING AND ASSEMBLY FACILITIES

	2009		2008		2007
	Sites	Thousands of sq meters	Sites	Thousands of sq meters	Sites	Thousands of sq meters
Sweden	8	224.7	8	226.0	8	244.3
China	4	46.4	4	38.5	4	33.9
Estonia	1	26.6	—	—	—	—
Italy	2	20.1	2	20.1	2	20.1
Brazil	1	23.3	1	18.0	1	25.9
India	1	13.6	1	9.0	1	6.4
USA	—	—	1	5.0	1	5.0
Other	—	—	1	0.3	1	0.3

Total	17	354.7	18	316.9	18	335.9

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Segment Multimedia

Sales in segment Multimedia were 6 percent of total sales excluding mobile platforms and PBX business.

Consumer and Business Applications

We provide our operator customers with multimedia solutions for the consumer and business markets. For the consumer segment, we offer Rich Communication Suite (RCS), mobile TV solutions, messaging, a social media portal, and location-based services. In the business communication segment, we provide converged, fixed-mobile, business communication solutions for enterprise needs. Ericsson Business Communication Suite (BCS) is a network operator application for business users.

Multimedia Brokering

Ericsson Multimedia Brokering offers a range of payment, messaging and location-based services solutions: e.g. IPX Payment, IPX Messaging and IPX Subscriber Information services. We offer multimedia brokering solutions, to help network operators monetize their network assets by facilitating payment and distribution of content through interconnection of network operators with content and media companies, information and search services, consumer brands and a variety of enterprises.

Service delivery and provisioning

Our service delivery platforms and provisioning solutions enable operators and service providers to create, sell, and manage multimedia services and multi-play offerings. By combining products, solutions, systems integration and business consulting into one offering, we create a multimedia marketplace for each customer’s specific needs.

Revenue management

We provide revenue management solutions, enabling new business models, utilizing our unique combined competence in prepaid and postpaid. Our convergent charging and billing offering helps operators reduce cost and increase revenues by creating one unified solution to manage all their customers and services.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

TV

We have an industry-leading IMS-enabled middleware in the IPTV market, and also offer a full system integration and solutions delivery role. We have strengthened our compression market leadership through the launch of the next-generation encoding platforms. In the Video on Demand and Content Management area, we extended our product range.

Segment Sony Ericsson

Sony Ericsson delivers innovative and feature-rich mobile phones, and accessories, which allow us to provide end-to-end solutions to our customers. The joint venture, formed in October 2001, combines the mobile communications expertise of Ericsson with the consumer electronic devices and content expertise of SONY Corporation. It forms an essential part of our end-to-end capability for mobile multimedia services.

Sony Ericsson’s results are reported according to the equity method under “Share in earnings of joint ventures and associated companies” in the income statement.

Please also see Notes to the Consolidated Financial Statements—Note C3, “Segment Information”.

Segment ST-Ericsson

Ericsson and STMicroelectronics formed ST-Ericsson as a 50/50 joint venture in February 2009. The combined company has one of the industry’s strongest product offerings in semiconductors and platforms for mobile devices for GSM/ EDGE, WCDMA/HSPA and TD-SCDMA as well as LTE. ST-Ericsson is a leading supplier to the top handset vendors, and its products and technologies enable more than half of all handsets in use today.

ST-Ericsson’s results are reported according to the equity method under “Share in earnings of joint ventures and associated companies” in the income statement.

Please see also Notes to the Consolidated Financial Statements—Note C3, “Segment Information”.

Geographical areas

Sales are reported in five geographical areas; Western Europe, CEMA (Central and Eastern Europe, Middle East and Africa), Asia Pacific, Latin America and North America. The areas have different characteristics in terms of penetration of fixed and mobile telephony, network traffic, sophistication of services, average country GDP and other economic factors. The distribution of sales between the areas mitigates volatility, as a decrease in one area is often offset by an increase in another. No individual country accounts for more than 10 percent of sales. However, due to our improved market position there, the US is expected to account for between 10 and 15 percent of sales next year.

SALES PERRE GIONAN D SEGMENT 2009

SEK billion	Networks	Professional Services	Multi- media	Total
Western Europe	23.8	18.3	2.4	44.6
CEMA1)	32.7	12.9	5.1	50.7
Asia Pacific	50.5	12.2	3.1	65.8
Latin America	13.0	5.9	1.1	20.0
North America	17.1	6.7	1.6	25.4

Total	137.1	56.1	13.3	206.5

1)	Central and Eastern Europe, Middle East and Africa.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

REMUNERATION REPORT

The Remuneration Committee advises the Board of Directors on an ongoing basis on the remuneration of Group Management. This includes fixed salaries, pensions, other benefits and short-term and long-term variable remuneration, all in the context of pay and employment conditions throughout Ericsson. The Remuneration Committee also approves variable remuneration outcomes, prepares remuneration related proposals for Board and shareholder approval and develops and monitors the remuneration policy, strategies and general guidelines for employee remuneration.

Remuneration 2009

During 2009, as the financial crisis hit the world with its full force, there was an increased public focus on compensation and benefits matters. In its work the Remuneration Committee has followed the debate closely. The Committee met seven times during the year. The winter meetings were primarily dedicated to reviewing and implementing a zero salary increase for senior management, the vesting of variable compensation awards and proposals to shareholders at the Annual General Meeting (AGM). In 2009 the policy for senior management remuneration and the Long-Term Variable share-based plans were brought to the AGM with no major changes proposed. During the summer the Committee reviewed short-term targets to ensure that they remained appropriate and challenging. In the fall it began the cycle again with a review of the remuneration strategy, the variable compensation plans and levels of fixed compensation. As is illustrated below, the Committee has also considered market trends, existing and potential remuneration risks, target setting, its working arrangements and investor consultations.

Activities during the second half of 2009 resulted in an updated remuneration policy being brought to the AGM which better demonstrates the basic remuneration principles within Ericsson.

This chapter outlines how the remuneration policy is implemented throughout Ericsson in line with corporate governance best practice, with specific references to senior management. To begin with, the work of the Remuneration Committee and our remuneration policy are explained, followed by descriptions of plans and approaches. More details of the remuneration of senior management and Board members’ fees can be found in the Notes to the Consolidated Financial Statements—Note C29, “Information regarding Members of the Board of Directors, the Management and Employees” (“Note C29”). Senior management comprises the Group Management Team, including the CEO, and will hereafter be referred to as “Group Management”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

SUMMARIES OF 2009 SHORT- AND LONG-TERM VARIABLE REMUNERATION

What we call it	What is it?	What is the objective?	Who participates?	How is it earned?
Short-term: Remuneration delivered over 12 months or less

Fixed salary	Fixed remuneration paid at set times	Attract and retain employees, delivering part of annual remuneration in a predictable format	All employees	Market appropriate levels set according to position and evaluated according to individual performance

Short-Term Variable compensation (STV)	A variable plan that is measured and paid over a single year	Align employees with clear and relevant targets, providing an earnings opportunity in return for variable cost and performance	Managers, including Group Management	Achievements against set targets. Reward can increase to up to twice the target level and decrease to zero, depending on performance

Local and Sales Incentive Plans	Tailored versions of the STV	As for STV, tailored for local or business requirements, such as sales	Most employees	Similar to STV. All plans have maximum award and vesting limits

Long-term: Remuneration delivered over 3 years or more

Stock Purchase Plan (SPP)	All-employee stock- based plan	Reinforce a “One Ericsson” and align employees’ interests with those of shareholders	All employees are eligible	Buy one share and it will be matched by one share after 3 years if still employed

Key Contributor Retention Plan (KC)	Share-based plan for selected individuals	Recognize, retain and motivate key contributors for performance, critical skills and potential	Up to 10 percent of employees	If selected, get one more matching share in addition to the SPP one

Executive Performance Stock Plan (EPSP)	Share-based plan for senior executives	Remuneration for long-term commitment and earnings performance	Senior executives, including Group Management	Get up to 4, 6 or, for CEO, 8 further matching shares to the SPP one for EPS growth performance

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

The Remuneration Committee

The Remuneration Committee’s work is the foundation for the governance of our remuneration processes together with our internal systems and audit controls. The Committee is chaired by Michael Treschow and its other members are Nancy McKinstry, Börje Ekholm and Karin Åberg. Karin Åberg replaced Monica Bergström after the 2009 Annual General Meeting. All the members are non-executive directors, independent (except for the employee representative) as required by the Swedish Code of Corporate Governance and have relevant knowledge and experience of remuneration matters.

The Company’s General Counsel acts as secretary to the Committee. The Chief Executive Officer, the Senior Vice President Human Resources & Organization and the Vice President Compensation & Benefits attend the Remuneration Committee meetings by invitation and assist the Committee in its considerations, except when issues relating to their own remuneration are being discussed.

The Remuneration Committee has appointed an independent expert advisor, Gerrit Aronson, to assist and advise the Committee. Gerrit Aronson provided no other services to the Company during 2009. The Remuneration Committee is also provided with national and international pay data collected from external survey providers and can call on other independent expertise, should it so require. The Chairman continues to ensure that contact is maintained, as necessary and appropriate, with principal shareholders on the subject of remuneration.

The purpose and function of the Remuneration Committee will continue going forward and its terms of reference can be found on the Ericsson website (www.ericsson.com). These terms of reference, together with the remuneration policy, are reviewed annually in light of matters such as changes to corporate governance best practice or changes to accounting, legislation, political opinion or business practices among peers. This helps to ensure that the policy continues to provide Ericsson with a competitive remuneration strategy. The policy for senior management remuneration is, in accordance with Swedish law, brought to shareholders annually for approval.

Remuneration policy

Remuneration at Ericsson is based on the principles of performance, competitiveness and fairness. Our remuneration policy together with the mix of remuneration elements are designed to reflect these remuneration principles by creating a balanced remuneration package. The policy for 2009 can be found in Note C29. The proposed resolution for the 2010 AGM can be found in the Board of Directors’ Report and, together with resolutions relating to the long-term variable remuneration plans, in the Notice of Annual General Meeting on our website. The auditors’ opinion on how we have followed our policy during 2009 is also posted on the website.

SHORT-TERM VARIABLE REMUNERATION STRUCTURE

	Short-Term Variable remuneration as percentage of Fixed Salary			Percentage of Short-Term Variable remuneration opportunity
	Target level	Maximum level	Actual paid for 2009	Group Financial Targets	Unit/Functional Financial Targets	Non-Financial Targets
CEO 2009	40%	80%	39.5%	90%	0%	10%
CEO 2010	40%	80%	—	90%	0%	10%
Average Group Management 20091)	31%	62%	39.0%	62%	23%	15%
Average Group Management 20101)	34%	68%	—	73%	16%	11%

1)	Excludes CEO—differences in target and maximum levels from year to year are due to changes in the composition of Group Management

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Key elements of remuneration

For Group Management, total remuneration consists of fixed salary, short-term and long-term variable remuneration, pension and other benefits. If the size of any one of these elements is increased or decreased, at least one other element has to change where the competitive position should remain unchanged.

Fixed salary

Fixed salaries are set to be competitive within an individual’s home market. When setting fixed salaries the Remuneration Committee considers the impact on total remuneration, including pension and associated costs. The absolute levels are determined by the size and complexity of the position and the year-to-year performance of the individual. Together with other elements of remuneration, Group Management salaries are subject to an annual review by the Remuneration Committee, which considers external pay data to ensure that levels of pay remain competitive and appropriate to the remuneration policy.

For 2009 it was decided that it was strategically appropriate not to increase fixed salaries for Group Management and other senior executives.

Variable remuneration

At Ericsson we strongly believe that, where possible, we should encourage variable compensation. First and foremost this aligns employees with clear and relevant targets but it also enables more flexible payroll costs and emphasizes the link between performance and pay. All variable remuneration plans have maximum award and vesting limits.

Short-Term Variable remuneration

The annual variable remuneration is delivered through cash-based programs. Specific business targets are derived from the annual business plan approved by the Board of Directors and, in turn, defined by the Company’s long-term strategy. Ericsson strives to grow faster than the market with best-in-class margins and strong cash conversion and therefore the starting point is to have these as three core targets:

•	Sales Growth

•	Operating Income

•	Cash Flow

For Group Management, targets are thus predominantly financial targets at either Group level or at the individual unit level and may also include operational targets like customer satisfaction and employee motivation. Targets are cascaded to all managers and will vary depending on the specific position.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

All variable remuneration targets have to be objective and measurable and typically refer to a result that is achieved on a collective basis. Each target is, in accordance with our strict governance instructions, defined in a “target specification” and measured over the calendar year. The target setting process is fully integrated with the strategy work and target levels are tested against plans and forecasts up until they are finalized around the turn of the year. The Board of Directors and the Remuneration Committee decide on all Ericsson Group targets, which are cascaded to unit-related targets throughout the Company, always subject to a two levels of management approval process. The Remuneration Committee monitors the appropriateness and fairness of Group target levels throughout the performance year and has the authority to revise them should they cease to be relevant, stretching and/or enhance shareholder value.

During 2009, approximately 65,000 employees participated in short-term variable plans. Of these 6,000 were in the global Short-Term Variable remuneration plan (“STV”) for management, including Group Management, and 4,000 were in the global Sales Incentive Plan. Local plans vary in design according to local competitive practice.

The chart above illustrates how payouts to Group Management have varied with performance over the past five years.

Long-Term Variable remuneration

Share-based long-term variable remuneration plans are submitted each year for approval by shareholders at the Annual General Meeting. All long-term variable remuneration plans are designed to form part of a well-balanced total remuneration and span over a minimum of three years. As these are variable plans, outcomes are unknown and rewards depend on long-term personal investment, corporate performance and resulting share price performance. During 2009, share-based remuneration was made up of three different but linked plans: The all-employee Stock Purchase Plan, the Key Contributor Retention Plan and the Executive Performance Stock Plan.

The Stock Purchase Plan

The all-employee Stock Purchase Plan is designed to offer, where practicable, an incentive for all employees to participate, reinforcing a “One Ericsson” aligned with shareholder interests. Employees can save up to 7.5

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

percent (CEO 9 percent) of gross fixed salary for purchase of class B shares at market price on the NASDAQ OMX Stockholm or ADSs on NASDAQ (contribution shares) over a twelve-month period. If the contribution shares are retained by the employee for three years after the investment and employment with the Ericsson Group continues during that time, the employee’s shares will be matched with a corresponding number of class B shares or ADSs. The plan was introduced in 2002 and employees in 94 countries participate. In December 2009 the number of participants was in excess of 18,000 or approximately 25 percent of eligible employees.

Participants save each month, beginning with August payroll, towards quarterly investments. These investments (in November, February, May and August) are matched on the third anniversary of each such investment and hence the matching spans over two financial years and two tax years.

The Key Contributor Retention Plan

The Key Contributor Retention Plan is part of Ericsson’s talent management strategy and is designed to give individuals recognition for performance, critical skills and potential as well as encourage retention of key employees. Under the program, operating units around the world are given quotas that total no more than 10 percent of employees world-wide. Each unit nominates individuals that have been identified according to performance, critical skills and potential. The nominations are calibrated in management teams locally and reviewed by both local and corporate Human Resources to ensure that there is a minimum of bias and a strong belief in the system. Participants selected obtain one extra matching share in addition to the one matching share for each contribution share purchased under the Stock Purchase Plan during a twelve-month program period. The plan was introduced in 2004.

The Executive Performance Stock Plan

The Executive Performance Stock Plan was also first introduced in 2004. The plan is designed to focus management on driving earnings and provide market competitive remuneration. Senior executives, including Group Management, are selected to obtain up to four or six extra shares (performance matching shares). This is in addition to the one matching share for each contribution share purchased under the all employee Stock Purchase Plan and the performance matching is subject to the fulfillment of an Earnings per Share (EPS) performance target. For the programs since 2006, the CEO is allowed to invest up to 9 percent of fixed salary in contribution shares and may obtain up to eight performance matching shares in addition to the Stock Purchase Plan matching share for each contribution share.

The use of average annual EPS growth with challenging and stretching targets as a performance measure has reflected Ericsson’s ongoing strategy of adding shareholder value through the long-term improvement of profitability.

The Remuneration Committee has been satisfied that the use of an EPS performance target has been preferable to other measures, including those that reflect relative performance. However, alternative measures are being considered for future plans. The performance targets are not capable of being retested after the end of the three-year performance period. If the minimum required performance is not achieved, all matching shares subject to performance will lapse. The Board may also reduce the number of performance matching shares, if deemed appropriate, considering the Company’s financial results and position, conditions on the stock market and other relevant circumstances at the time of matching. The Remuneration Committee analyzes the financial results against those of competitors in the industry.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

REMUNERATION LEVELS AS AT THE BEGINNING OF 2009 (SEK)

	2009 Fixed Salary	2009 Target Short-Term Variable	2009 Target Long-Term Variable2)	Total Target Remuneration 20093)	Total Target Remuneration 2008
CEO	15,750,000	6,300,000	7,087,500	29,137,500	29,137,500
Average Group Management1)	3,815,272	1,234,359	1,144,581	6,194,212	6,620,636

1)	Excludes CEO
2)	Excludes personal investment from net income of up to 7.5% of gross fixed salary (9% CEO). Stock Purchase Plan matching shares plus half the maximum number of matching shares under the Executive Performance Stock Plan
3)	The cost of pensions and other benefits are shown in Note C29. Swedish vacation pay costs are shown under Salary in Note C29

Benefits and terms of employment

Pension benefits follow the competitive practice in the employee’s home country and may contain various supplementary plans, in addition to any national system for social security. Where possible, pension plans are operated on a defined contribution basis. Under these plans, Ericsson pays contributions into a plan but does not guarantee the ultimate benefit, unless local regulations or legislation prescribe that defined benefit plans that do give such guarantees have to be offered.

For the CEO and other members of Group Management employed in Sweden a supplementary pension plan is applied in addition to the occupational pension plan for salaried staff on the Swedish labor market (ITP). The pension age is according to local practice, for Group Management normally 60 years. The pensionable salary for Group Management in Sweden consists of the annual fixed salary including vacation pay and the target value of the Short-Term Variable remuneration. For members of Group Management who are not employed in Sweden similar market competitive pension arrangements apply.

Other benefits, such as company car and medical insurance, are also set to be competitive in the local market. Group Management may not receive loans from the Company.

Group Management members have a mutual notice period of up to six months. Upon termination of employment by the Company, severance pay can amount to up to 18 months fixed salary.

Total remuneration

When we consider the remuneration of an individual, it is the total remuneration that matters. We first consider the total annual cash compensation, looking at target level of short-term variable compensation plus fixed salary. We then add target long-term variable remuneration to get total target remuneration and, finally, pension and other benefits to arrive at the total package.

The remuneration costs for the CEO and Group Management are reported in Note C29 but as those numbers reflect costs recognized in the income statement rather than the remuneration offered or the amounts received, we outline in the tables above and below how the total remuneration adds up in its structure and the alternative viewpoint of what was received during 2009. The table above shows the remuneration levels expected at the beginning of 2009 with the fixed salary level for the year and the expected value of short- and long-term variable remuneration.

The table below shows how much was received during 2009 as remuneration outcomes. This means adding the fixed salary paid; the short-term variable remuneration from the previous year which was paid out in 2009;

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

and the long-term variable remuneration outcomes from the 2002 stock option plan, and parts of the 2005 and 2006 Stock Purchase Plans (the Executive Performance Stock Plan did not vest for either program). The different tables show different aspects but illustrate, in particular, the variability of variable remuneration through the differences of costs, outcomes and expected rewards.

Board of Directors

The remuneration of Directors not employed by Ericsson is handled separately by the Nomination Committee and approved by the Annual General Meeting of shareholders. The remuneration consists of fees for Board and committee work, part of which can be delivered under a synthetic share program. The synthetic shares, which are valued in line with Ericsson’s Class B shares, vest in cash after the publication of the year-end financial statement during the fifth year after award.

REMUNERATION OUTCOMES 2009 (SEK)

	2009 Fixed Salary	2008 Short-Term Variable2)	2002, 2005 and 2006 Long-Term Variable3)	Total Remuneration Received 20094)	Total Remuneration Received 2008
CEO	15,750,000	630,000	646,470	17,026,470	20,230,551
Total Group Management1)	44,277,637	16,287,601	3,266,122	63,831,360	75,170,676

1)	Excludes CEO
2)	The STV payouts for 2009, paid in 2010, were 6,226,920 for the CEO and 15,137,637 for the rest of Group Management
3)	The CEO did not participate in the 2002 stock option plan. The 2005 and 2006 Long-Term Variable remuneration consists of vesting from the 2005 and 2006 Stock Purchase Plans only as the 2005 and 2006 Executive Performance Stock Plans did not vest
4)	The cost of pensions and other benefits are shown in Note C29. Swedish vacation pay costs are shown under Salary in Note C29

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

SHAREHOLDER INFORMATION

Telefonaktiebolaget LM Ericsson’s shareholders are invited to participate in the Annual General Meeting to be held on Tuesday, April 13, 2010 at 3 p.m. at Kistamässan, Kistagången 1, Kista/Stockholm.

Registration and notice of attendance

Shareholders who wish to attend the Annual General Meeting must

•	be recorded in the share register kept by Euroclear Sweden AB (the Swedish Securities Registry) on Wednesday, April 7, 2010; and

•

give notice of attendance to the Company at the latest on Wednesday, April 7, 2010. Notice of attendance can be given on Ericsson’s website: www.ericsson.com, by telephone: +46 8 402 90 54 on weekdays between 10 a.m. and 4 p.m. or by fax: +46 8 21 60 87.

Notice of attendance may also be given in writing to: Telefonaktiebolaget LM Ericsson General Meeting of Shareholders Box 7835, SE-103 98 Stockholm, Sweden

When giving notice of attendance, please state name, date of birth, address, telephone no. and number of assistants.

The meeting will be conducted in Swedish and simultaneously interpreted into English.

Shares registered in the name of a nominee

In addition to giving notice of attendance, shareholders who have their shares registered in the name of a nominee must request the nominee to temporarily enter the shareholder into the share register in order to be entitled to attend the meeting. In order for such registration to be effective on Wednesday April 7, 2010, shareholders should contact their nominee well before that day.

Proxy

Shareholders represented by proxy shall submit to the Company a power of attorney for the representative. A power of attorney issued by a legal entity must be accompanied by a copy of the entity’s certificate of registration (should no such certificate exist, a corresponding document of authority must be submitted). Such documents must be no more than one year old. In order to facilitate the registration at the Annual General Meeting, the power of attorney in original, certificates of registration and other documents of authority should be sent to the Company in advance. All documents should be sent to the Company at the address above for receipt by Monday, April 12, 2010. Forms of power of attorney in Swedish and English are available on Ericsson’s website: www.ericsson.com/investors.

Dividend

The Board of Directors has decided to propose the Annual General Meeting to resolve on a dividend of SEK 2.00 per share for the year 2009 and that Friday, April 16, 2010 will be the record day for dividend.

Financial information from Ericsson

•	Interim reports 2010: April 23, 2010 (Q1) July 23, 2010 (Q2) October 22, 2010 (Q3) January 25, 2011 (Q4)

•	Annual Report 2010: March, 2011

•	Form 20-F for the US market 2009: during Q2, 2010

Annual reports and other financial reports are available on our website: www.ericsson.com/investors.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

For printed publications, contact

Strömberg Distribution i Huddinge AB

SE-120 88 Stockholm, Sweden

Phone: +46 8 449 89 57

Email: ericsson@strd.se

In the United States, Ericsson’s Transfer Agent Citibank:

Citibank Shareholder Services

Registered holders: +1 877 881 59 69 (toll free within the U.S.)

Interested investors: +1 781 575 45 55 (outside of the U.S.)

Email: ericsson@shareholders-online.com

www.citi.com/dr

Ordering a hard copy of the Annual Report:

Phone toll free: +1 866 216 046

http://proxy.georgeson.com/annualreport/ericsson.htm

Contact information

Investor Relations for Europe, Middle East, Africa and Asia Pacific:

Telefonaktiebolaget LM Ericsson

SE-164 83 Stockholm, Sweden

Telephone: +46 10 719 00 00

Email: investor.relations@ericsson.com

Investor Relations for the Americas:

Ericsson

The Grace Building

1114 Ave of the Americas, Suite #3410

New York, NY 10036, USA

Telephone: +1 212 685 40 30

Email: investor.relations@ericsson.com

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

CORPORATE GOVERNANCE REPORT 2009

Our corporate governance is based on a strong ethos of ethical business practice that starts at the top and permeates to all Ericsson employees. The Board is committed to high standards of corporate governance and we encourage all employees to constantly seek ways of making our internal controls and oversight even more effective and reliable. It is during challenging times that the quality of a company’s governance truly shows and during the past year we have been able to draw on our strengths in this area.

Michael Treschow

Chairman of the Board of Directors

Corporate governance describes the ways in which rights and responsibilities are distributed among the various corporate bodies according to the laws, rules and processes to which they are subject. Corporate governance defines the decision-making systems and structure through which owners directly or indirectly control a company.

This Corporate Governance Report is rendered in accordance with the Swedish Code of Corporate Governance. The report has not been reviewed by Ericsson’s auditor and does not constitute a part of the formal Annual Report.

HIGHLIGHTS OF 2009

•	Hans Vestberg, CFO, was appointed new President and CEO succeeding Carl-Henric Svanberg as of January 1, 2010.

•	Jan Frykhammar was appointed new CFO succeeding Hans Vestberg as of November 1, 2009.

•	Three new members joined the Group Management Team.

REGULATION AND COMPLIANCE

As a Swedish public limited liability company with securities quoted on NASDAQ OMX Stockholm as well as on NASDAQ, Ericsson is subject to a variety of rules that affect its governance. Major external rules include:

•	The Swedish Companies Act.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

•	Rulebook for issuers of NASDAQ OMX Stockholm.

•	The Swedish Code of Corporate Governance (the “Code”).

•	NASDAQ Stock Market Rules—including applicable NASDAQ corporate governance requirements, subject to certain exemptions principally reflecting mandatory Swedish legal requirements.

•	Applicable requirements of the US Securities and Exchange Commission including the Sarbanes-Oxley Act.

In addition, to ensure compliance with legal and regulatory requirements and the high ethical standards that we set for ourselves, Ericsson has internal rules that include:

•	Code of Business Ethics.

•	Group Steering Documents including Group policies and directives, instructions and business processes for approval, control and risk management.

•	Code of Conduct to be applied in the product development, production, supply and support of Ericsson products and services worldwide.

Further, the Board of Directors has included internal rules in its work procedure.

Compliance with the Swedish Code of Corporate Governance

The Code has been applied by Ericsson since July 2005. Ericsson is committed to complying with best-practice corporate governance on a global level wherever possible. This includes continued compliance with the corporate governance provisions expressed by the Code.

An ethical business

Ericsson’s Code of Business Ethics sets out how the Group achieves and maintains its high ethical standards and summarizes the Group’s fundamental policies and directives.

The ethical code has been translated into more than 20 languages. This ensures that it is accessible to all employees and underpins the importance of ethical conduct in all business activities. During recruitment employees sign a form to acknowledge that they are aware of the principles of the Code of Business Ethics. This procedure is repeated at regular intervals throughout the term of employment.

Through this meticulous process, Ericsson strives to ensure that high ethical standards are upheld continuously. All employees have an individual responsibility to ensure that business practice adheres to the rules of the Code of Business Ethics. The Code of Business Ethics satisfies the applicable requirements of the Sarbanes-Oxley Act of 2002 and NASDAQ Stock Market rules.

The Code of Business Ethics can be found at: www.ericsson.com/ericsson/corporate_responsibility/ employees/code_businessethics.shtml (information on the Ericsson website does not form part of this Report).

SHAREHOLDERS

Ownership structure

According to the share register kept by Euroclear Sweden AB, as of December 31, 2009 Ericsson had 690,726 shareholders. Almost 77 percent of the shares are owned by institutions, both Swedish and international. Investor and Industrivärden, two public listed Swedish industrial holding companies, are the largest shareholders. They hold 5.01 and 2.34 percent of the share capital and 19.33 and 13.62 percent of the voting rights, respectively.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

A significant number of the shares held by foreign investors are nominee-registered, i.e. held off record by banks, brokers and/or nominees. This means that the actual shareholder is not displayed in the share register or included in the shareholding statistics. As a result, the ultimate shareholder does not show in the shareholder statistics used, for example, for the purpose of appointing members of the Nomination Committee.

For more information on the Company’s shareholders, see the chapter “Share Information” in the Annual Report.

Shares and voting rights

The share capital of Telefonaktiebolaget LM Ericsson consists of two classes of listed shares; A and B. Each class A share carries one vote and each class B share carries one tenth of one vote. Class A and B shares entitle the holder to the same proportion of assets and earnings and carry equal rights in terms of dividends. In addition, the Parent Company may issue Class C shares in order to create treasury stock to hedge incentive programs resolved by the General Meeting. Class C shares held by Ericsson do not entail rights to dividend or voting rights. The class C shares are converted into class B shares before they are transferred to participants of the incentive programs.

The members of the Board of Directors and the Group Management Team do not have different voting rights on shares than other shareholders.

GENERAL MEETING OF SHAREHOLDERS

The decision-making rights of Ericsson’s shareholders are exercised at General Meetings. The Annual General Meeting is held in Stockholm. The date and venue for the meeting is announced on the Ericsson website no later than in conjunction with the release of the third-quarter report.

Shareholders who cannot participate in person may be represented by proxy. Shareholders who have their shares nominee-registered must, to be able to vote, request to be entered into the share register in the owner’s own name by the record date for the General Meeting. The Annual General Meeting is held in Swedish and simultaneously interpreted into English. All documentation provided by the Company is also available in English.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

The Annual General Meeting gives shareholders the opportunity to raise questions relating to the operations of the Group. Normally, the members of the Board of Directors and the Group Management Team are present to answer such questions. The auditor is always present at the Annual General Meeting. Shareholders and other interested parties may also correspond in writing with the Company at any time.

Most resolutions at General Meetings are passed by a simple majority. However, the Swedish Companies Act requires qualified majorities in certain cases. For example, qualified majority is required for the resolution to transfer own shares to employees participating in Ericsson’s Stock Purchase Plan and for amending the articles of association.

Ericsson’s Annual General Meeting 2009

696 shareholders, representing approximately 59 percent of the votes, attended the Annual General Meeting (AGM) held on April 22, 2009. The meeting was held at the Annex to the Ericsson Globe in Stockholm.

The Board of Directors, members of the Group Management Team and the external auditor were present at the meeting. Decisions of the AGM 2009 included:

•	Payment of a dividend of SEK 1.85 per share for 2008.

•	Re-election of Chairman of the Board of Directors, Michael Treschow.

•

Re-election of members of the Board of Directors, Roxanne S. Austin, Sir Peter L. Bonfield, Börje Ekholm, Ulf J. Johansson, Sverker Martin-Löf, Marcus Wallenberg, Nancy McKinstry, Anders Nyrén and Carl-Henric Svanberg.

•

Board of Directors’ fees to remain unchanged: Chairman SEK 3,750,000 and other non-employed Board members SEK 750,000 each. SEK 350,000 to the Chairman of the Audit Committee and SEK 250,000 each to the other two non-employed members of the Audit Committee. SEK 125,000 each to the Chairmen and other non-employed members of the Finance and Remuneration committees. Additionally, part of the Directors’ Board fees may be paid in the form of synthetic shares.

•	Approval of the remuneration policy for senior management.

•	Implementation of a Long-Term Variable Remuneration Program.

•	Conditional amendments to the Articles of Association regarding the way General Meetings are convened.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

The minutes of the AGM 2009 are available at: www.ericsson.com/ericsson/investors/shareholders/agm (information on the Ericsson website does not form part of this Report).

NOMINATION COMMITTEE

A Nomination Committee was elected by the Annual General Meeting for the first time in 2001. Since then, each Annual General Meeting has appointed a Nomination Committee, or resolved on the procedure for appointing the Nomination Committee.

The Annual General Meeting 2009 resolved that the Nomination Committee shall consist of representatives of the four largest shareholders by voting power by the end of the month in which the Annual General Meeting was held plus the Chairman of the Board of Directors. However, as further described in the procedure for appointing members of the Nomination Committee, it may include additional members following a request by a larger shareholder. Such a request must be justified by changes in the shareholder’s share ownership and be received by the Nomination Committee no later than December 31.

Members of the Nomination Committee

The current Nomination Committee consists of, in addition to the Chairman of the Board of Directors, the four representatives appointed by the four shareholders with the largest voting power as of April 30, 2009:

These are Petra Hedengran (Investor AB), Carl-Olof By (AB Industrivärden, Svenska Handelsbankens Pensionsstiftelse and Pensionskassan SHB Försäkringsförening, Chairman of the Nomination Committee), Caroline af Ugglas (Livförsäkrings-aktiebolaget Skandia) and Marianne Nilsson (Swedbank Robur Fonder). Marianne Nilsson replaced Mats Lagerqvist (Swedbank Robur Fonder) during the year.

The tasks of the Nomination Committee

Over the years the tasks of the Nomination Committee have evolved to comply with the requirements of the Code. The main task of the Committee is to propose candidates for election to the Board of Directors. The Committee must consider all applicable rules on the independence of the Board of Directors.

It also prepares remuneration proposals for those Directors elected by the Annual General Meeting but not employed by Ericsson, for the auditors and for members of the Nomination Committee, for resolution by the Annual General Meeting. To date, the Committee has not proposed that it should be paid any fees. When proposing auditors, the Nomination Committee selects candidates in co-operation with the Audit Committee of the Board.

The Committee also proposes a candidate for election of the Chairman of General Meetings.

Work of the Nomination Committee for the Annual General Meeting 2010

As of February 18, 2010 the Nomination Committee has held six meetings. The Committee starts its work by orientating itself on the functioning of the Board work and Ericsson’s strategy and future development. In 2009, the Nomination Committee has met with both the resigning President and CEO, Carl-Henric Svanberg, and the incoming President and CEO, Hans Vestberg, both of whom have given their views on the Company’s development and future. From this basis the Committee is able to make assessments on the competence and experience required by the Board members.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

The Committee has been informed of the results of the evaluation of the Board work and procedures, including the performance of the Chairman of the Board. The Committee applies a recruitment procedure where it assesses potential candidates for the Board of Directors. The Committee has also acquainted itself with the assessments made by the Company and the Audit Committee in terms of quality and efficiency of external auditor work, including recommendations regarding audit fees.

BOARD OF DIRECTORS

The Board of Directors is ultimately responsible for the organization of Ericsson and the management of the operations. It develops guidelines and instructions for the day-to-day operations, managed by the President and CEO. In turn, the President and CEO ensures the Board is updated regularly on events of importance to the Parent Company, including business development, results, financial position and liquidity of the Group.

According to the Articles of Association, the Board of Directors shall consist of no less than five directors and no more than 12 directors, with no more than six deputies. Directors will serve from the close of the Annual General Meeting where they are elected to the close of the following Annual General Meeting, but can serve any number of consecutive terms. In addition, under Swedish law, trade unions have the right to appoint three directors and their deputies to the Board.

While the President and CEO may be elected as a director of the Board, the Swedish Companies Act prohibits the President of a public company from being elected Chairman of the Board. Ericsson strictly follows rules and regulations regarding conflicts of interest. Directors are disqualified to participate in any decision regarding agreements between themselves and Ericsson. The same applies for agreements between Ericsson and any third party or legal entity in which the Board member has an interest.

In order to ensure compliance with NASDAQ Stock Market Rules, the Audit Committee has implemented a procedure on related-party transactions. Further, the Audit Committee has established a pre-approval process for non-audit services carried out by the external auditor.

Composition of the Board of Directors

The Board of Directors consists of 10 Directors, including the Chairman of the Board, elected by the shareholders at the Annual General Meeting 2009, for the period until the close of the Annual General Meeting

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

2010, and three employee representatives, each with a deputy, appointed by the trade unions for the same period of time. The President and CEO, Carl-Henric Svanberg, is the only Board member who was also a member of Ericsson’s management during 2009.

Work procedure of the Board of Directors

Pursuant to the Swedish Companies Act, the Board of Directors has adopted a work procedure that outlines rules for the distribution of tasks between the Board and its Committees as well as between the Board, its Committees and the President and CEO. This complements the regulation in the Swedish Companies Act and the Articles of Association of the Company. The work procedure is reviewed, evaluated and adopted by the Board at least once a year as required.

Independence of the Directors

The Board of Directors and its Committees are subject to a variety of independence requirements. Ericsson applies independence rules in applicable Swedish law, the Rulebook for issuers of NASDAQ OMX Stockholm, the Swedish Code of Corporate Governance, the NASDAQ Stock Market Rules and in the Sarbanes-Oxley Act of 2002. However, Ericsson has sought and received exemptions from certain requirements in the Sarbanes-Oxley Act and in the NASDAQ Stock Market Rules, including those that are contrary to Swedish Law.

The composition of the Board of Directors meets all applicable independence criteria.

The Nomination Committee concluded before the Annual General Meeting of Shareholders 2009, that, for the purposes of the Code of Corporate Governance, at least five of the persons nominated to the Board were independent of Ericsson, its senior management and its major shareholders. These were Roxanne S. Austin, Sir Peter L. Bonfield, Ulf J. Johansson, Nancy McKinstry and Michael Treschow.

Work of the Board of Directors

The work of the Board follows a yearly cycle, starting with the statutory Board meeting which is held in connection with the Annual General Meeting. At this meeting, members of each of the three Committees are appointed and the Board resolves on matters such as signatory power.

At the next ordinary meeting, the Board handles the first interim report for the year. In June, a Board meeting generally takes place away from the headquarters, giving Directors a chance to visit major Ericsson business operations. In July, the Board convenes to handle the interim report for the second-quarter of the year. Particular strategy matters are regularly addressed at appropriate Board meetings and a two-day Board meeting following the summer is mainly devoted to the overall strategy of the Group. The strategy meeting also addresses the overall risk management of the Group. A Board meeting is held at the end of October to handle the third-quarter interim report.

The Board has developed a process to thoroughly evaluate its own work. The results of the evaluation are presented and discussed by the Board during the fall. The last meeting of the calendar year addresses budget and financial outlook. At the first meeting of the calendar year the Board focuses on the financial result of the entire year and handles the fourth-quarter report. At the second Board meeting in February, which closes the yearly cycle of work, the Board concludes the Annual Report.

As the Board is responsible for financial oversight, financials are presented and evaluated at each Board meeting. Each Board meeting generally also includes reports on committee work by the Chairman of each committee. In addition, minutes from the committee meetings are distributed to all Directors prior to the Board meeting.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

A Board meeting also typically includes the President and CEO’s report on business and market developments, including the financial performance of the Company. The Board is regularly informed of developments in legal and regulatory matters of importance.

The Board meets with Ericsson’s external auditor at least once a year to receive and consider the auditor’s observations. The auditor also prepares reports for the management on the accounting and financial reporting practices of the Group. The Audit Committee also meets with the auditor to receive and consider observations on the interim reports. The auditor has been instructed to report on whether the accounts, the management of funds and the general financial position of the Group are well controlled in all material respects.

The Board also reviews and assesses the process for financial reporting, as described later in “Internal control over financial reporting 2009”. Combined with the internal controls, the Board’s and the auditor’s review of interim and annual reports are deemed to give reasonable assurance on the quality of the financial reporting.

Training of the Board of Directors

All new Directors receive comprehensive training tailored to their individual requirements. Introductory training typically includes meetings with the heads of the major businesses and functions and training arranged by NASDAQ OMX Stockholm on listing issues and insider rules. In addition, full-day training sessions are generally held twice a year for all Directors, to enhance their knowledge of specific operations and specific issues as appropriate.

Training sessions organized in 2009 have provided the Directors with an in-depth knowledge of the industry landscape, new technologies, network transformation and future products. In addition, annual training has been conducted to advise the Board on material issues and key focus areas regarding corporate responsibility and sustainability. These include energy efficiency, climate and health, human rights, supply chain management and anti-corruption.

Work of the Board of Directors in 2009

The work of the Board of Directors is continuously characterized by a high level of activity and 14 Board meetings were held in 2009. Two meetings were held away from the headquarters, one in Geneva, Switzerland and one in Lund, Sweden. Both meetings were particularly focusing on the joint ventures ST-Ericsson and Sony Ericsson respectively. For attendance at Board meetings see table on page 203.

2009 has been characterized by the financial turmoil and uncertainty in the market development. During the year the Board has thoroughly monitored and analyzed related risk factors. In a market downturn, focus on key strategic areas such as maintaining technology and services leadership, profitability and risk management has been continuously important. A leading position and effectiveness in research and development is key in the rapid technology evolution and in the increasingly competitive landscape, sharpened over the year by the uncertainty in the financial market.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Apart from regular matters in the annual Board work cycle, the Board addressed various acquisitions that were completed during the year, namely Nortel’s North American CDMA and LTE businesses, Bizitek and certain operations of Elcoteq and also the establishment of the new joint venture ST-Ericsson together with STMicroelectronics.

The Board addressed long and short-term goals and strategies with regard to the joint ventures Sony Ericsson and ST-Ericsson and a network transformation strategy. Also, in 2009, Hans Vestberg was appointed new President and CEO following Carl-Henric Svanberg’s resignation as of January 1, 2010.

The heads of the business units have provided the Board with thorough updates of their respective business operations and strategies. In terms of remuneration, the Board put forward a proposal for a Long-Term Variable Remuneration Program 2009 (LTV) to the Annual General Meeting 2009. For the purposes of financing the LTV, the Board further proposed a new directed issue and re-purchase of Class C shares to be converted into B shares.

The Board is continuously working to improve its ways of working based on the Board evaluation and discussions with the Chairman of the Board and the Committee Chairmen.

Board work evaluation

A key objective of the Board evaluation is to ensure that the Board is functioning well. This includes gaining an understanding of the issues which the Board thinks warrant greater scope and determining areas within the Board where additional competence is needed. The evaluation also serves as guidance for the work of the Nomination Committee.

Each year, the Chairman of the Board initiates and leads the evaluation of Board and Committee work and procedures. The evaluation tools include detailed questionnaires, interviews and discussions. In 2009, the Chairman held individual meetings with all the Directors, following their response to two separate written questionnaires; one covering the Board work in general and one covering the Chairman’s performance. The Chairman was not involved in the development, compilation or evaluation of the questionnaire which related to his performance. Nor was he present when his performance was evaluated. The results of the evaluations were thoroughly discussed in order to further improve the work of the Board. Normally, an evaluation of the CEO’s work is conducted. However, in view of Carl-Henric Svanberg’s resignation as of January 1, 2010, it was deemed redundant this year.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Committees of the Board of Directors

The Board of Directors has established three Committees: Audit Committee, Finance Committee and Remuneration Committee. Members of each Committee are appointed amongst the Board members.

The work of the Committees is mainly to prepare matters for final resolution by the Board. However, the Board has authorized each Committee to determine certain issues in limited areas and may also on occasion provide extended authorization to determine specific matters.

If deemed appropriate, the Board of Directors and each Committee have the right to engage external expertise, either in general or in respect to specific matters.

Prior to every Board meeting, each Committee submits, in addition to minutes, a written summary to the Board on the issues handled or resolved since the previous ordinary Board meeting. In addition to the minutes and the written summary, the Chairman of the Committee also reports on the Committee work at each Board meeting.

Audit Committee

On behalf of the Board, the Audit Committee monitors the scope and correctness of the financial statements, compliance with legal and regulatory requirements and internal control over financial reporting. The Audit Committee also reviews the annual and interim financial reports and oversees the external audit process, including audit fees.

This involves:

•	Reviewing, with management and the external auditor, the financial statements, including conformity with generally accepted accounting principles.

•	Reviewing, with management, the reasonableness of significant estimates and judgments made in preparing the financial statements, as well as the quality of the disclosures in the financial statements.

•	Reviewing matters arising from reviews and audits performed.

The Audit Committee itself does not perform audit work. Ericsson has an internal audit function, which reports to the Audit Committee and performs independent audits.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

When applicable, the Committee is also involved in the preparatory work of proposing candidates for the election of auditor. It also monitors Group transactions and the ongoing performance and independence of the auditor to avoid conflicts of interest.

To achieve this, the Audit Committee has implemented approval procedures for audit and other services performed by the external auditor (see “Audit Committee pre-approval policies and procedures”). A process for reviewing transactions with related parties and a whistle-blower procedure for the reporting of violations relating to accounting, internal control and auditing matters are also in place.

Alleged violations are investigated by Ericsson’s internal audit function in conjunction with the relevant Group Function. Information regarding any incidents, including measures taken, details of the responsible Group Function and the status of any investigation are reported to the Audit Committee.

Members of the Audit Committee

The Audit Committee consists of four Board members as appointed by the Board. In 2009, the Audit Committee comprised: Ulf J. Johansson (Chairman of the Committee), Roxanne S. Austin, Sir Peter L. Bonfield and Jan Hedlund.

All members, except Jan Hedlund, who is appointed Board member by the unions pursuant to Swedish mandatory law, are independent from the Company and senior management. Each member is financially literate and familiar with the accounting practices of an international company such as Ericsson. At least one member must be an audit committee financial expert, in accordance with the Sarbanes-Oxley Act, Section 407. The Board of Directors has determined that Ulf J. Johansson, Roxanne S. Austin and Sir Peter L. Bonfield all satisfy this requirement.

Former authorized public accountant, Peter Markborn, is appointed external expert advisor to assist and advise the Audit Committee.

Work of the Audit Committee in 2009

The Audit Committee held eight meetings in 2009. Directors’ attendance is reflected in the table on page 203. During the year, the Audit Committee reviewed the scope and results of external financial audits and the independence of the external auditors and monitored the external audit fees.

Further, certain additional non-audit services performed by the external auditor were approved by the Audit Committee Chairman under the Committee’s pre-approval policies and procedures. The Committee approved the annual audit plan for the internal audit function and reviewed its reports. Prior to publishing, the Committee also reviewed and discussed each interim report with the external auditor. The Committee also monitored the continued compliance with the Sarbanes-Oxley Act and the internal control and risk management process. The Committee has also reviewed certain related-party transactions in accordance with its established process.

Audit Committee pre-approval policies and procedures

The Audit Committee reviews and approves the scope of audits to be performed (external and internal) and analyzes the results and costs of the audits. The Committee makes recommendations to the Board of Directors regarding the auditor’s performance and to the Nomination Committee regarding the external auditor’s fees.

In order to ensure the auditor’s independence, the Audit Committee has established pre-approval policies and procedures for non-audit related services to be performed by the external auditor. Pre-approval authority may

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

not be delegated to management. The policies and procedures include a list of prohibited services and services that require pre-approval by the Committee. Such services fall into two broad categories; general pre-approval and specific pre-approval:

•

General pre-approval—certain services regarding taxes, transactions, risk management, corporate finance, attestation and accounting and so called general services. These services have received general pre-approval by the Audit Committee, provided that the estimated fee for each project does not exceed SEK 1 million. The external auditor must advise the Audit Committee of services rendered under the general pre-approval policy.

•

Specific pre-approval—all other non-audit related services must receive specific pre-approval. The Audit Committee Chairman has the delegated authority for specific pre-approval in between Committee meetings, provided that the fee in each case does not exceed SEK 2.5 million. The Chairman reports any pre-approval to the Audit Committee at its next meeting. For matters which may not be handled by the Chairman and, hence, require specific pre-approval by the Audit Committee, the auditor submits an application to the Parent Company for final approval by the Audit Committee.

Finance Committee

The Finance Committee is primarily responsible for:

•	Handling matters related to acquisitions and divestments.

•	Handling capital contributions to companies inside and outside the Ericsson Group.

•	Raising of loans, issuances of guarantees and similar undertakings, and the approval of financial support to customers and suppliers.

•	Continuously monitoring the Group’s financial risk exposure.

The Finance Committee is authorized to determine matters such as direct or indirect financing, provision of credits, granting of securities and guarantees and certain investments, divestments and financial commitments.

Members of the Finance Committee

The Finance Committee consists of four Board members as appointed by the Board. In 2009, the Finance Committee comprised: Marcus Wallenberg (Chairman of the Committee), Anna Guldstrand, Anders Nyrén, and Michael Treschow.

Work of the Finance Committee in 2009

The Finance Committee held seven meetings in 2009. Directors’ attendance is reflected in the table on page 203. The Committee has devoted considerable time to the uncertainty in the financial market and has thoroughly monitored the Company’s financial position and credit exposure. In order to reduce gross debt and to gain net interest savings, the Committee has approved a premature re-purchase during 2009 of a EUR 471 million bond loan, maturing in November 2010. In view of the unstable financial sector over the year, the Committee has re-arranged the investment policy and procedures to reduce the credit exposure.

During the year the Committee has also approved customer finance and credit facility arrangements, with a continued focus on capital structure, cash flow and cash generating ability.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Remuneration Committee

The Remuneration Committee’s main responsibility is to prepare for resolution by the Board of Directors matters regarding salary and other remuneration. This includes pension benefits of the President and CEO, the Executive Vice Presidents and other officers who report directly to the President and CEO. Other responsibilities include:

•	Developing and monitoring strategies and general guidelines for employee remuneration, including short-term variable remuneration and pension benefits.

•	Reviewing the results of short-term variable pay plans before pay out.

•	Preparation of the long-term variable remuneration program for referral to the Board and resolution by the General Meeting.

•	Preparation of targets for short-term variable pay for the following year, for resolution by the Board.

To achieve this, the Committee holds annual remuneration reviews with Company representatives to determine the strategic direction and align program designs and pay policies with the business objectives.

Consideration is given to trends in remuneration, legislative changes, disclosure rules and the general global environment surrounding executive pay. The Committee reviews salary survey data before approving any salary adjustment for CEO direct reports. In addition the Committee prepares salary adjustments for the President and CEO for resolution by the Board.

Members of the Remuneration Committee

The Remuneration Committee consists of four Board members as appointed by the Board. In 2009, the Remuneration Committee comprised: Michael Treschow (Chairman of the Committee), Börje Ekholm, Nancy McKinstry, and Karin Åberg.

Gerrit Aronson is appointed by the Remuneration Committee as an independent expert advisor to assist the Committee, particularly regarding international trends and developments.

Work of the Remuneration Committee in 2009

The Remuneration Committee held seven meetings in 2009. Directors’ attendance is reflected in the table on page 203. The Committee reviewed and prepared for resolution by the Board a proposal for a Long-term Variable Remuneration Program 2009, which was approved by the Annual General Meeting in April 2009. The Committee further resolved on salaries and short term variable pay for 2009 for CEO direct reports and prepared for resolution by the Board remuneration to the incoming President and CEO, Hans Vestberg. Also, the Committee prepared a remuneration policy, which was subsequently referred by the Board to the Annual General Meeting for approval. Towards the end of the year, the Committee concluded its analysis of the current long-term variable remuneration structure and remuneration policy. Proposals in respect hereof will be referred to the Annual General Meeting 2010 for resolution. For further information on remuneration, fixed and variable pay, please see Note C29 “Information Regarding Members of the Board of Directors, the Management and Employees” in the Annual Report and the “Remuneration Report” included the Annual Report.

Remuneration to Board members

Remuneration to Board members not employed by the Company is proposed by the Nomination Committee for resolution by the Annual General Meeting.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

The Annual General Meeting 2009 approved the Nomination Committee’s proposal for fees to the non-employed Board members for Board and Committee work. For information on Board of Directors’ fees 2009, please refer to Notes to the Consolidated Financial Statements—Note C29 “Information Regarding Members of the Board of Directors, the Management and employees” in the Annual Report. The Annual General Meeting 2009 also approved the Nomination Committee’s proposal that non-employed Board members may be paid part of their Board fee in the form of synthetic shares.

A synthetic share gives the right to receive a future cash payment of an amount which corresponds to the market value of a Class B share in Ericsson at the time of payment. The purpose of paying part of the Board of Director’s fee in the form of synthetic shares is to further align the Directors’ interest with shareholder interest. For more information on the terms and conditions of the synthetic shares, please refer to the notice convening the Annual General Meeting 2009 (www.ericsson. com/ericsson/investors/shareholders/agm). (Information on the Ericsson website does not form part of this document.)

DIRECTORS’ ATTENDANCE AND FEES 2009

	Fees resolved by the AGM 2009			Number of Board/Committee meetings attended
Board member	Board fees4)	Committee fees	Board	Audit Committee	Finance Committee	Remuneration Committee
Michael Treschow	3,750,000	250,000	14		7	7
Sverker Martin-Löf1)	750,000		14	3
Marcus Wallenberg	750,000	125,000	14		7
Roxanne S. Austin	750,000	250,000	13	5
Sir Peter L. Bonfield	750,000	250,000	14	8
Börje Ekholm	750,000	125,000	13			7
Ulf J. Johansson	750,000	350,000	13	8
Nancy McKinstry	750,000	125,000	14			7
Anders Nyrén	750,000	125,000	12		7
Carl-Henric Svanberg	—		14
Monica Bergström2)	—		13			1
Jan Hedlund	—		12	6
Pehr Claesson	—		14
Anna Guldstrand	—		14		7
Kristina Davidsson	—		14
Karin Åberg3)	—		13			6

Total number of meetings			14	8	7	7

1)	Member of the Audit Committee until April 22, 2009 and thereafter replaced by Roxanne S. Austin
2)	Deputy employee representative as of April 22, 2009.
3)	Ordinary employee representative and member of the Remuneration Committee as of April 22, 2009 (replacing Monica Bergström).
4)	Non-employed Directors can choose to receive part of their Board fee (i.e. exclusive of Committee fees) in the form of synthetic shares.

MEMBERS OF THE BOARD OF DIRECTORS

Board members elected by the Annual General Meeting 2009

Michael Treschow (first elected 2002)

Chairman of the Board of Directors

Chairman of the Remuneration Committee

Member of the Finance Committee

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Born 1943, Master of Science, Lund Institute of Technology. Board Chairman: Unilever NV, and Unilever PLC. Board member: ABB Ltd and the Knut and Alice Wallenberg Foundation. Holdings in Ericsson1): 164,008 Class B shares.

Principal work experience and other information: Board Chairman of the Confederation of Swedish Enterprise 2004–2007, President and CEO of AB Electrolux 1997–2002 and Chairman of its Board of Directors 2004–2007. Earlier positions include positions in Atlas Copco, where he served as President and CEO 1991–1997. Member of the Royal Academy of Engineering Sciences.

Marcus Wallenberg (first elected 1996)

Deputy Chairman of the Board of Directors

Chairman of the Finance Committee

Born 1956, Bachelor of Science of Foreign Service, Georgetown University, USA. Board Chairman: Skandinaviska Enskilda Banken, Saab AB and AB Electrolux. Honorary Chairman: International Chamber of Commerce (ICC). Board member: AstraZeneca PLC, Stora Enso Oy, the Knut and Alice Wallenberg Foundation and Temasek Holdings Limited. Holdings in Ericsson1): 1,200 Class A shares and 140,800 Class B shares.

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

Roxanne S. Austin (first elected 2008)

Member of the Audit Committee

Born 1961, B.B.A. in Accounting, University of Texas, San Antonio USA. Board member: Move Networks Inc., Abbott Laboratories, Teledyne Technologies Inc., Target Corporation. Holdings in Ericsson1): 3,000 Class B shares.

Principal work experience and other information: President and CEO of Move Networks Inc. since 2009. President of Austin Investment Advisors since 2004. President and CEO of DIRECTV 2001–2003. Corporate Senior Vice President and Chief Financial Officer of Hughes Electronics Corporation 1997–2000, which company she joined in 1993. Prior to joining Hughes, Roxanne Austin was a partner at Deloitte & Touche. Member of the board of trustees of the California Science Center, member of the California State Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

1)	The number of Class B shares (and Class A shares, if applicable) includes holdings by related natural or legal persons and American Depositary Receipts, where applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Sir Peter L. Bonfield (first elected 2002)

Member of the Audit Committee

Born 1944, Honors degree in Engineering, Loughborough University, Leicestershire, UK. Board Chairman: Supervisory Board of NXP. Deputy Chairman: British Quality Foundation. Board member: Mentor Graphics Inc., Sony Corporation, and TSMC. Holdings in Ericsson1 ): 4,400 Class B shares.

Principal work experience and other information: CEO and Chairman of the Executive Committee of British Telecommunications plc 1996–2002. Chairman and CEO of ICL PLC 1990–1996. Positions with STC PLC and Texas Instruments Inc. Member of the International Advisory Board of Citigroup. Member of the Advisory Boards of New Venture Partners LLP, The Longreach Group and Apax Partners LLP. Non-executive Director of Actis Capital LLP. Board Mentor of CMi.

Börje Ekholm (first elected 2006)

Member of the Remuneration Committee

Born 1963, Master of Science in Electrical Engineering, Royal Institute of Technology, Stockholm. Master of Business Administration, INSEAD, France. Board member: Investor AB, AB Chalmersinvest, EQT Partners AB, Husqvarna AB, Scania, KTH Holding AB, Lindorff Group AB and the Royal Institute of Technology, Stockholm. Holdings in Ericsson1): 21,760 Class B shares.

Principal work experience and other information: President and CEO of Investor AB since 2005. Prior to this, he was Head of Investor Growth Capital Inc. and New Investments. Previous positions at Novare Kapital AB and McKinsey & Co Inc.

Ulf J. Johansson (first elected 2005)

Chairman of the Audit Committee

Born 1945, Doctor of Technology and Master of Science in Electrical Engineering, Royal Institute of Technology, Stockholm. Board Chairman: Acando AB, Eurostep Group AB, Novo A/S, Novo Nordisk Foundation, and Trimble Navigation Ltd. Board member: Jump Tap Inc. Holdings in Ericsson1): 6,435 Class B shares.

Principal work experience and other information: Founder of Europolitan Vodafone AB, where he was the Chairman of the Board 1990–2005. Previous positions at Spectra-Physics AB as President and CEO and at Ericsson Radio Systems AB. Member of the Royal Academy of Engineering Sciences.

Nancy McKinstry (first elected 2004)

Member of the Remuneration Committee

Born 1959, Master of Business Administration in Finance and Marketing, Columbia University, USA. Bachelor of Arts in Economics, University of Rhode Island, USA. Board Chairman: CEO and Chairman of the Executive Board of Wolters Kluwer n.v. Board member: The American Chamber of Commerce, TiasNimbas Business School. Holdings in Ericsson: None.

Principal work experience and other information: CEO and Chairman of the Executive Board of Wolters Kluwer n.v., President and CEO of CCH Legal Information Services 1996–1999. Previous positions at Booz, Allen & Hamilton, and New England Telephone Company. Member of the Advisory Board of the University of Rhode Island, the Advisory Council of the Amsterdam Institute of Finance, the Dutch Advisory Council of INSEAD, and the Board of Overseers of Columbia Business School.

1)	The number of Class B shares (and Class A shares, if applicable) includes holdings by related natural or legal persons and American Depositary Receipts, where applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Anders Nyrén (first elected 2006)

Member of the Finance Committee

Born 1954, Graduate of Stockholm School of Economics, Master of Business Administration from Anderson School of Management, UCLA, USA. Board Chairman: Association of Exchange Listed Companies and Association for Generally Accepted Principles in the Securities Market. Deputy Chairman: Sandvik AB and Svenska Handelsbanken. Board member: Svenska Cellulosa Aktiebolaget SCA, AB Industrivärden, SSAB, Ernströmgruppen and AB Volvo. Holdings in Ericsson1): 6,686 Class B shares.

Principal work experience and other information: President and CEO of Industrivärden since 2001. CFO and EVP of Skanska AB 1997–2001. Director Capital Markets of Nordbanken 1996–1997. CFO and EVP of Securum AB 1992–1996. Managing Director of OM International AB 1987–1992. Earlier positions at STC Scandinavian Trading Co AB and AB Wilhelm Becker.

Carl-Henric Svanberg (first elected 2003)

Born 1952, Master of Science, Linköping Institute of Technology. Bachelor of Science in Business Administration, University of Uppsala. Board member: Sony Ericsson Mobile Communications AB and ST-Ericsson until end of 2009, the Confederation of Swedish Enterprise, Melker Schörling AB, Uppsala University and BP PLC. Holdings in Ericsson1): 3,234,441 Class B shares.

Principal work experience and other information: President and CEO of Ericsson 2003–2009. Prior to this, Carl-Henric Svanberg was the President and CEO of Assa Abloy AB (1994–2003). He held various positions within Securitas AB (1986–1994) and ABB Group (1977–1985). Carl-Henric Svanberg does not have material shareholdings or part ownerships in companies with which the Company has material business relationships.

Board members and deputies appointed by the unions

Jan Hedlund (first appointed 1994)

Employee representative

Member of the Audit Committee

Born 1946. Appointed by the IF Metall union. Holdings in Ericsson1): 735 Class B shares.

Anna Guldstrand (first appointed 2004)

Employee representative

Member of the Finance Committee

Born 1964. Appointed by the union The Swedish Association of Graduate Engineers. Holdings in Ericsson1): 1,373 Class B shares.

Karin Åberg (first appointed 2007)

Employee representative

Member of the Remuneration Committee

Born 1959. Appointed by the union Unionen. Holdings in Ericsson1): 1,596 Class B shares.

Kristina Davidsson (first appointed 2006)

Deputy employee representative

Born 1955. Appointed by the IF Metall union. Holdings in Ericsson1): 988 Class B shares.

1)	The number of Class B shares (and Class A shares, if applicable) includes holdings by related natural or legal persons and American Depositary Receipts, where applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Pehr Claesson (first appointed 2008)

Deputy employee representative

Born 1966. Appointed by the union The Swedish Association of Graduate Engineers. Holdings in Ericsson1): 513 Class B shares

Monica Bergström (first appointed 1998)

Deputy employee representative

Born 1961. Appointed by the union Unionen. Holdings in Ericsson1): 1,508 Class B shares.

Carl-Henric Svanberg was the only Director who held an operational management position at Ericsson in 2009. No Director has been elected pursuant to an arrangement or understanding with any major shareholder, customer, supplier or other person.

COMPANY MANAGEMENT

The President/CEO and Group Management

The Board of Directors appoints the President and CEO and the Executive Vice Presidents. The President and CEO is responsible for the management of day-to-day operations and is supported by the Group Management Team which, in addition to the President and CEO, consists of heads of Group functions and heads of business units.

The role of the Group Management Team is to:

•	Establish a long-term vision, a strong corporate culture and group strategies and policies, all based on objectives stated by the Board.

•	Determine targets for operational units, allocate resources and monitor unit performance.

•	Secure operational excellence and realize global synergies through efficient organization of the Group.

Remuneration of Group Management

Guidelines on remuneration and other employment terms for Group Management were approved by the Annual General Meeting 2009. For further information on remuneration, fixed and variable pay, see Remuneration Report and Notes to the Consolidated Financial Statements—Note C29, “Information Regarding Members of the Board of Directors, the Management and Employees” in the Annual Report.

The Ericsson Group Management System

The CEO and heads of Group functions have implemented a management system to ensure that the business is managed:

•	so that the objectives of Ericsson’s major stakeholders (customers, shareholders, employees) are fulfilled,

•	within established risk limits and with reliable internal control,

•	so that the Company is compliant with applicable laws, listing requirements and governance codes and fulfills its corporate social responsibilities.

1)	The number of Class B shares (and Class A shares, if applicable) includes holdings by related natural or legal persons and American Depositary Receipts, where applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Ericsson is ISO 9001 and ISO 14001 certified. The management system is an important foundation and is continuously evaluated and improved in line with ISO requirements.

The Ericsson Group Management System comprises three elements:

•	Management and control; i.e. corporate culture, objective setting and strategy formulation, and steering documents, such as Group policies and directives.

•	Operational processes and IT tools, to support operational excellence and leverage Ericsson’s scale advantages.

•	Organization and resources.

Risk management is an integrated part of the Ericsson Group Management System.

Management and control

Ericsson uses balanced scorecards as tools for translating strategic objectives into a set of performance indicators for its operating units. These focus primarily on market and customer performance, competitive position, internal efficiency, financial performance and employee satisfaction and empowerment. Based on the annual strategy work, these scorecards are updated with targets for each unit for the next year and communicated throughout the organization. The balanced scorecard is also used as a management tool to align operating unit and personal goals to Company goals, follow up progress and monitor identified risks.

Corporate culture has long been acknowledged as an important factor for driving behavior, not only for compliance but also in communication, decision making, efficiency and the reaching of objectives. Respect, professionalism and perseverance are the values that underpin Ericsson’s culture, guiding daily work, relationships and business. Consequently, executive management makes the communication and development of Ericsson’s culture a key task in the management of the Group.

Group-wide policies and directives govern how the organization works. These include important areas, such as a code of business ethics, policies on roles and responsibilities, segregation of duties, capital expenditures, management of intellectual property rights, financial reporting, environmental matters, and risk management.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Operational Processes and IT tools

As a leading vendor, Ericsson tries to utilize the competitive advantages that are gained through scale and has implemented common processes and IT tools across all its operating units. Through management and continuous improvement of these processes and IT tools, Ericsson reduces costs with standardized internal controls and performance indicators.

Organization and resources

Ericsson is operated in two dimensions:

•

Legal entities: more than 200 companies in more than 100 countries, each with a board of directors, in many cases also with local non-Ericsson employee members. Ericsson also operates through two joint ventures.

•	Operational units: business units (4) and market units (23).

In addition, Group functions coordinate Ericsson’s strategies, operations and resource allocation and define the necessary directives, processes and organization for the effective governance of the Group.

For more information on Ericsson’s organization, see chapter “Information on the Company” in the Annual Report.

Risk management

Risks are broadly categorized into operational and financial risks. Ericsson’s risk management is based on the following principles, which apply universally across all business activities and risk types:

•	Risk management is an integrated part of the Ericsson Group Management System.

•

Each operational unit is accountable for owning and managing its risks according to policies, directives and process tools. Decisions are made or escalated according to a well-defined delegation of authority. Financial risks are coordinated through Group Function Finance.

•

Risks are dealt with during the strategy process, the annual planning and target setting and during operational processes by transaction (customer bid/contract, acquisition, investment, product development project). They are subject to various process controls such as decision tollgates and approvals.

A central security unit coordinates management of certain risks, such as business interruption, information security/IT and physical security. A Crisis Management Council deals with ad-hoc events of a serious nature.

For more information on Ericsson’s risk management, see the “Board of Directors’ Report” in the Annual Report.

MEMBERS OF THE GROUP MANAGEMENT TEAM

Carl-Henric Svanberg

President and CEO until December 31, 2009 and member of the Board of Directors (since 2003)

Born 1952, Master of Science, Linköping Institute of Technology, Bachelor of Science in Business Administration, University of Uppsala. Carl-Henric Svanberg holds honorary doctorates at Luleå University of

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Technology and Linköping University of Technology. Board member: Sony Ericsson Mobile Communications AB and ST-Ericsson until end of 2009, the Confederation of Swedish Enterprise, Melker Schörling AB, Uppsala University and BP PLC. Holdings in Ericsson1): 3,234,441 Class B shares.

Background: President and CEO of Assa Abloy AB (1994–2003). Various positions within Securitas AB (1986–1994) and ABB Group (1977–1985).

Hans Vestberg

First Executive Vice President until December 31, 2009. President and CEO as of January 1, 2010.

Born 1965, Bachelor of Business Administration and Economics, University of Uppsala. Board member: Sony Ericsson Mobile Communications AB, Chairman of ST-Ericsson and Svenska Handbollsförbundet. Holdings in Ericsson1) : 39,825 Class B shares.

Background: Hans Vestberg was Chief Financial Officer and Head of Group Function Finance until October 31, 2009. Prior to these positions Hans Vestberg was Executive Vice President and Head of Business Unit Global Services. He has held various positions in the Company since 1988, including Vice President and Head of Market Unit Mexico and Head of Finance and Control in USA, Brazil and Chile.

Jan Frykhammar

Executive Vice President and Chief Financial Oficer and Head of Group Function Finance (since November 1, 2009) and Head of Business Unit Global Services (since 2008)

Born 1965. Bachelor of Business Administration and Economics, University of Uppsala. Holdings in Ericsson1): 2,307 Class B shares.

Background: Jan Frykhammar has held various positions within Ericsson such as Sales and Business Control in Business Unit Global Services, CFO in North America and Vice President, Finance and Commercial within the Global Customer Account Vodafone.

Johan Wibergh

Executive Vice President (as of January 1, 2010) and Head of Business Unit Networks (since 2008)

Born 1963. Master of Computer Science, Linköping Institute of Technology. Holdings in Ericsson1): 14,024 Class B shares.

Background: Prior to assuming these positions, Johan Wibergh was President of Ericsson Brazil. He has also been President of Market Unit Nordic and Baltics, Vice President and Head of Sales at Business Unit Global Services.

Jan Wäreby

Senior Vice President and Head of Business Unit Multimedia (since 2007)

Born 1956, Master of Science, Chalmers University, Göteborg. Board member: Sony Ericsson Mobile Communications AB, ST-Ericsson, LHS Telekommunikation. Holdings in Ericsson1): 41,733 Class B shares.

1)	The number of Class B shares (and Class A shares, if applicable) includes holdings by related natural or legal persons. Options and matching rights are reported in Notes to the Consolidated Financial Statements—Note C29, “Information Regarding Members of the Board of Directors, the Management and employees” in the Annual Report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Background: From 2002 to 2006, Jan Wäreby was Executive Vice President and Head of Sales and Marketing for Sony Ericsson Mobile Communications.

Magnus Mandersson

Senior Vice President and Head of Business Unit CDMA (since November 2009)

Born 1959, Bachelor of Business Administration, University of Lund. Holdings in Ericsson1): 5,146 Class B shares.

Background: Prior to assuming this position, Magnus Mandersson was Head of Market Unit Northern Europe and Global Customer Account Deutsche Telekom AG.

Cesare Avenia

Chief Brand Officer (since November 2009) and Head of Market Unit South East Europe (since 2006)

Born 1950, Bachelor’s degree of science, Tele Communication, University of Naples, Italy. Board member: Ericsson Telecomunicazioni S.P.A. and sole Director in Ericsson Network Services Italia S.P.A. Holdings in Ericsson1): 10,913 Class B shares.

Background: Prior to assuming these positions he was Head of Market Unit Italy.

Carl Olof Blomqvist

Senior Vice President, General Counsel and Head of Group Function Legal Affairs (since 1999)

Born 1951, Master of Law, LLM, University of Uppsala. Board member: Aktiemarknadsbolagens Förening and the Swedish Securities Council (since 2010). Holdings in Ericsson1): 1,216 Class A shares and 31,839 Class B shares.

Background: Prior to assuming this position, Carl Olof Blomqvist was a partner of Mannheimer Swartling law firm.

Håkan Eriksson

Senior Vice President, Chief Technology Officer and Head of Group Function Technology & Portfolio Management (since 2003). As of January 1, 2010 also Head of Ericsson Silicon Valley.

Born 1961, Master of Science and Honorary Ph D, Linköping Institute of Technology. Board member: Linköping University, Anoto, Vestas, Stockholm Chamber of Commerce. Holdings in Ericsson1): 25,500 Class B shares.

Background: Prior to assuming these positions, Håkan Eriksson was Senior Vice President and Head of Research and Development. He has held various positions within Ericsson since 1986.

1)	The number of Class B shares (and Class A shares, if applicable) includes holdings by related natural or legal persons. Options and matching rights are reported in Notes to the Consolidated Financial Statements—Note C29, “Information Regarding Members of the Board of Directors, the Management and employees” in the Annual Report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Douglas L. Gilstrap

Senior Vice President and Head of Group Function Strategy (since September 2009)

Born 1963, Master of Business Administration, Emory University, Atlanta. Holdings in Ericsson1): 385 Class B shares.

Background: Prior to assuming this position, Douglas L. Gilstrap held senior management positions at Equant Networks and Cable and Wireless.

Marita Hellberg

Senior Vice President and Head of Group Function Human Resources and Organization (since 2003)

Born 1955, Bachelor of Human Resources Management, Stockholm University, Advanced Management Program, Cedep, France. Board member: Utbildningsradion. Holdings in Ericsson1): 29,554 Class B shares.

Background: Prior to assuming this position, Marita Hellberg was Senior Vice President of Human Resources of the NCC Group.

Torbjörn Possne

Senior Vice President and Head of Group Function Sales and Marketing (since 2008)

Born 1953. Master of Science, Royal Institute of Technology, Stockholm. Holdings in Ericsson1): 21,874 Class B shares.

Background: Prior to assuming this position, Torbjörn Possne was Head of Market Unit Northern Europe and Global Customer Account Deutsche Telekom. He has held various positions within Ericsson since 1979.

Henry Sténson

Senior Vice President and Head of Group Function Communications (since 2002)

Born 1955, Studied law, sociology and political science, Linköping University and at the Swedish War Academy, Karlberg, Stockholm. Board member: Stronghold. Holdings in Ericsson1): 22,729 Class B shares.

Background: Prior to assuming this position, Henry Sténson was Head of SAS Group Communication.

Up to August 31, 2009, Bert Nordberg was Executive Vice President and Chairman of Redback and Entrisphere, and also Head of Ericsson Silicon Valley and a member of the Group Management Team of the Company. Bert Nordberg joined Sony Ericsson as Co-President on September 1, 2009, to become its President as of October 15, 2009.

AUDITORS

According to the Articles of Association, the Parent Company shall have no less than one and no more than three registered public accounting firms as external independent auditors. The auditors are elected by the shareholders at the Annual General Meeting for a period of four years. The auditors report to the shareholders at General Meetings.

1)	The number of Class B shares (and Class A shares, if applicable) includes holdings by related natural or legal persons. Options and matching rights are reported in Notes to the Consolidated Financial Statements—Note C29, “Information Regarding Members of the Board of Directors, the Management and Employees” in the Annual Report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

The auditors:

•	Update the Board of Directors regarding the planning, scope and content of the annual audit.

•	Examine the year-end financial statements to assess accuracy and completeness of the accounts and adherence to accounting procedures and principles.

•	Advise the Board of Directors of non-audit services performed, the consideration paid and other issues that determine the auditors’ independence.

For further information on the contacts between the Board and the auditors, please see “Work of the Board of Directors” earlier in the report.

All Ericsson’s quarterly reports are reviewed by the auditors.

Current auditor

PricewaterhouseCoopers AB was elected at the Annual General Meeting 2007 for a period of four years until the close of the Annual General Meeting 2011.

PricewaterhouseCoopers AB has appointed Peter Clemedtson, Authorized Public Accountant, to serve as auditor in charge. Peter Clemedtson is also auditor in charge of Skandinaviska Enskilda Banken.

Fees to the auditor

Ericsson paid the fees (including expenses) for audit-related and other services listed in the table in Notes to the Consolidated Financial Statements—Note C31, “Fees to Auditors” in the Annual Report.

INTERNAL CONTROL OVER FINANCIAL REPORTING 2009

This section has been prepared in accordance with the Swedish Code of Corporate Governance, section 10.5, and is limited to internal control over financial reporting.

Since Ericsson is listed in the United States, the requirements outlined in the Sarbanes-Oxley Act (SOX) apply. These regulate the establishment and maintenance of internal controls over financial reporting and also management’s assessment of the effectiveness of the controls. In order to comply with SOX, the Company has implemented detailed controls as well as documentation, testing and reporting procedures in accordance with the COSO framework for internal control. The COSO framework is issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s internal control report according to SOX will be included in Ericsson’s Annual Report on Form 20-F and filed with the SEC in the United States. During 2009, the Company has continued to improve the design and execution of its financial reporting controls as well as include operations in acquired entities.

Disclosure policies

Ericsson’s financial disclosure policies aim to ensure transparent, relevant and consistent communication with the equity and debt investors on a fair and equal basis. This will support a fair market value for Ericsson shares. Ericsson wants current and potential investors to have a good understanding of how the Company works, including operational performance, prospects and potential risks.

To achieve these objectives, financial reporting and disclosure must be:

•	Transparent—enhance understanding of the economic drivers and operational performance of the business, hence build trust and credibility.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

•	Consistent—comparable in scope and level of detail to facilitate comparison between reporting periods.

•	Simple—to support understanding of business operations and performance and to avoid misinterpretations.

•	Relevant—with focus on what is relevant to Ericsson’s stakeholders or required by regulation or listing agreements, to avoid information overload.

•	Timely—with regular scheduled disclosures as well as ad-hoc information, such as press releases on important events, performed on a timely basis.

•	Fair and equal—where all material information is published via press releases to ensure the whole investor community receives the information at the same time.

•	Complete, free from material errors and a reflection of best practice—disclosure is compliant with applicable financial reporting standards and listing requirements and in line with industry norms.

Ericsson’s website (www.ericsson.com/investors) includes comprehensive information on the Group, including an archive of annual and interim reports, on-demand access to recent news and copies of presentations given by senior management at industry conferences. (Information on the Ericsson website does not form part of this document.)

Disclosure controls and procedures

Ericsson has controls and procedures in place to ensure timely information disclosure under the U.S. Securities Exchange Act of 1934 and under agreements with NASDAQ and NASDAQ OMX Stockholm. These procedures also ensure that such information is provided to management, including the CEO and CFO, so timely decisions can be made regarding required disclosure.

A Disclosure Committee comprising 15 members with various expertise assists managers in fulfilling their responsibility regarding disclosures made to the shareholders and the investment community. One of the main tasks of the committee is to monitor the integrity and effectiveness of the disclosure controls and procedures. Ericsson has investments in certain entities that the Company does not control or manage. With respect to such entities, disclosure controls and procedures are substantially more limited than those maintained with respect to subsidiaries.

During the year, Ericsson’s President and CEO and the CFO evaluated the disclosure controls and procedures and concluded that they were effective at a reasonable assurance level as at December 31, 2009.

During the period covered by the Annual Report 2009, there were no changes to the disclosure controls and procedures that have materially affected, or are likely to materially affect, the internal control over financial reporting.

Internal control over financial reporting

Ericsson has integrated risk management and internal control into its business processes. As defined in the COSO framework, internal control includes components such as a control environment, risk assessment, control activities, information and communication and monitoring.

Changes in Internal Control over Financial Reporting

There were no changes in Ericsson’s internal control over financial reporting that occurred during the year ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, the Group’s

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

internal control over financial reporting during 2009. On November 13, 2009, Ericsson completed the acquisition of the Nortel operation. The Nortel operation is part of the Network segment and Ericsson is in the process of integrating the Nortel operation into the Ericsson internal control environment.

Control environment

The Company’s internal control structure is based on the division of labor between the Board of Directors and its Committees and the President and CEO. The Company has implemented a management system that is based on:

•	Steering documents, such as policies, directives and a code of business ethics, and a strong corporate culture.

•	The Company’s organization and mode of operations, with well-defined roles and responsibilities and delegations of authority.

•	Several well-defined group-wide processes for planning, operations and support.

The most essential parts of the control environment relative to financial reporting are included in steering documents and processes for accounting and financial reporting. These steering documents are updated regularly to include, among other things, changes to laws, financial reporting standards and listing requirements, such as IFRS and SOX. The processes include specific controls to be performed to ensure high quality reports. Each reporting legal entity, market unit and business unit has a financial controller function supporting the entity management with execution of controls related to transactions and reporting. A financial controller function is also established on group level, reporting to the CFO.

Risk assessment

Risks of material misstatements in financial reporting may occur in relation to recognition and measurement of assets, liabilities, revenue and cost or insufficient disclosure. Other risks related to financial reporting include fraud, loss or embezzlement of assets and undue favorable treatment of counterparties at the expense of the Company.

Policies and directives regarding accounting and financial reporting cover areas of particular significance to support correct, complete and timely accounting, reporting and disclosure.

Identified types of risks are mitigated through well defined business processes with integrated risk management activities and segregation of duties and appropriate delegation of authority. This requires specific approval of material transactions and ensures adequate asset management.

Control activities

The Company’s business processes include financial controls regarding the approval and accounting of business transactions. The financial closing and reporting process has controls regarding recognition, measurement and disclosure. These include the application of critical accounting policies and estimates, in individual subsidiaries as well as in the consolidated accounts.

Regular analyses of the financial results for each subsidiary, market unit and business unit cover the significant elements of assets, liabilities, revenues, costs and cash flow. Together with further analysis of the consolidated financial statements performed at Group level, this ensures that the financial reports do not contain material errors.

For external financial reporting purposes, additional controls performed by the Disclosure Committee ensure that all disclosure requirements are fulfilled.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

The Company has implemented controls to ensure that the financial reports are prepared in accordance with its internal accounting and reporting policies and IFRS as well as with relevant listing regulations. The Company also maintains detailed documentation on internal controls related to accounting and financial reporting, as well as records on the monitoring of the execution and results of such controls. This ensures that the CEO and CFO can assess the effectiveness of the controls in a way that is compliant with SOX.

Entity-wide controls, focusing on the control environment and compliance with the financial reporting policies and directives, are implemented in all subsidiaries. Detailed process controls and documentation of controls performed are also implemented in almost all subsidiaries, covering all items with significant materiality and risk.

To ensure efficient and standardized accounting and reporting processes, the Company operates several shared services centers. Based on a common IT platform, a common chart of account and common master data, the centers perform accounting and financial reporting services for most subsidiaries.

Information and communication

The Company’s information and communication channels support complete, correct and timely financial reporting by making all relevant internal process instructions and policies accessible to all the employees concerned. Regular updates and briefing documents regarding changes in accounting policies, reporting and disclosure requirements are also supplied.

Subsidiaries and operating units prepare regular financial and management reports to internal steering groups and Company management. These include analysis and comments on financial performance and risks. The Board of Directors receives financial reports monthly. The Audit Committee of the Board has established a whistle blower procedure for reporting violations in accounting, internal controls and auditing matters.

Monitoring

The Company’s process for financial reporting is reviewed annually by the management. This forms a basis for evaluating the internal management system and internal steering documents to ensure that they cover all significant areas related to financial reporting. The shared service center management continuously monitors the accounting quality through a set of performance indicators. Compliance with policies and directives is monitored through annual self-assessments and representation letters from heads and controllers in all subsidiaries as well as in business units and market units.

The Company’s financial performance is also reviewed at each Board meeting. The committees of the Board fulfill important monitoring functions regarding remuneration, borrowing, investments, customer finance, cash management, financial reporting and internal control. The Audit Committee and the Board of Directors review all interim and annual financial reports before they are released to the market. The Company’s internal audit function, which reports to the Audit Committee, performs independent audits. The Audit Committee also receives regular reports from the external auditor. The Audit Committee follows up on any actions taken to improve or modify controls.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

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

Ericsson’s management assessed the effectiveness of Ericsson’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth in “Internal Control—Integrated Framework”, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has excluded activities from the acquired Nortel operation from the assessment of internal control over financial reporting as at December 31, 2009, because the Nortel operation was acquired by Ericsson in a purchase business combination during 2009. The Nortel operation is part of the Network segment. The total assets and total net sales of the Nortel operation represent approximately 0.6 percent and 1.3 percent, respectively, of our related consolidated financial statement amounts as at and for the year ended December 31, 2009.

Based on this assessment, management has concluded that, as of December 31, 2009, Ericsson’s internal control over financial reporting was effective. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, has been audited by PricewaterhouseCoopers AB, an independent registered public accounting firm. PricewaterhouseCoopers AB has issued an attestation report on Ericsson’s internal control over financial reporting, which appears on page 43.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

SUPPLEMENTAL INFORMATION

The following information is provided for purposes of complying with certain requirements of Form 20-F which are not satisfied in full by the information in the Swedish Annual Report.

Exchange rates

The following tables provide information with respect to the exchange rate for SEK per USD 1.00, based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate of April 16, 2010, was SEK 7.1909 per USD 1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31	Average
2005	7.5170
2006	7.3098
2007	6.7232
2008	6.6424
2009	7.6232

Month	High	Low
September 2009	7.2470	6.8049
October 2009	7.0508	6.7908
November 2009	7.1360	6.7950
December 2009	7.3322	6.8419
January 2010	7.3852	7.0217
February 2010	7.4777	7.1010
March 2010	7.2712	7.0597

We describe the effects of exchange rate fluctuations on our business in the Board of Directors’ Report under the heading “Risk Management” and in the Notes to the Consolidated Financial Statements—Note C20, “Financial Risk Management and Financial Instruments.”

Operating results

Years ended December 31, 2008 and 2009

Please refer to Board of Directors’ Report.

Years ended December 31, 2007 and 2008

Net Sales

Consolidated

Consolidated net sales increased by SEK 11 percent, to SEK 208.9 billion in 2008 from SEK 187.8 billion in 2007, driven by higher Networks and professional services sales. Fluctuations in foreign exchange rates had a rather significant negative effect on reported sales during the first nine months of the year although the trend shifted in the fourth quarter, resulting in a limited effect for the full year.

In an increasingly challenging macro-economic environment, the Company adjusts it’s cost base continuously. The cost reduction targets launched in 2008 were exceeded. In February 2008, a cost reduction plan of targeting SEK 4 billion in annual savings was announced, including estimated charges of the same size. All activities with related charges were launched by the third quarter, and it was announced that further charges would be made in the fourth quarter. Charges for the full year 2008 amounted to SEK 6.7 billion in total. This has resulted in annual savings of approximately SEK 6.5 billion from year end. The activities to reduce costs has been continued in 2009.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Primary Segments

Ericsson has reorganized its operating structure as from January 1, 2007.

Networks

Net sales in segment Networks increased by 10 percent, to SEK 142.0 billion in 2008 from SEK 129.0 billion in 2007. Sales of related network rollout services grew 16 percent to SEK 21.5 (18.5) billion during 2008. Mobile network build-outs, especially in high-growth markets, continued to represent the majority of sales. Sales of mobile broadband solutions increased during the year, driven by consumer need for higher speeds and better coverage. Networks’ business continued to grow where network build-outs and break-in contracts were predominant and price competition was the most intense.

Professional Services

Net Sales in segment Professional Services increased by 14 percent during 2008, to SEK 49.0 billion in 2008 from SEK 42.9 billion in 2007. Growth measured in local currencies amounted to 13 percent compared with an estimated marked growth of some 10 percent. Managed services sales grew by 17 percent to 14.3 (12.2) billion, as the Company continued to win contracts for network operations and hosting services.

Multimedia

Net sales in segment Multimedia increased by 13 percent for comparable units i.e. excluding divestment of the enterprise PBX operations, to SEK 17.9 billion in 2008 from SEK 15.9 billion 2007. Revenue management and Service Delivery & Provisioning continued to show good growth while the mobile platform business was starting to experience effects of the weakening handset market.

Phones

Since the transfer of the operation of the Phones segment to Sony Ericsson Mobile Communications, on October 1, 2001, net sales are not reported for this segment.

Secondary Segments

The following regions increased their sales: North America by 34 percent, Latin America by 25 percent, Asia Pacific sales by 16 Percent, and Central and Eastern Europe Middle East and Africa by 9 percent. Western Europe decreased their sales by –2 percent .

Financial Results of Operations

In the external communication for 2008 non-IFRS measures are used in the income statement to provide meaningful supplemental information to the IFRS results. Since there were significant restructuring costs during 2008, but with relatively little benefit and consequently a significant impact on reported results and margins, and as there were insignificant restructuring charges in 2007, non-IFRS measures excluding restructuring charges are presented to facilitate analysis by indicating Ericsson’s underlying performance. However, these measures should not be viewed in isolation or as substitutes to the IFRS measures.

The gross margin was 36.8 percent in 2008 compared to 39.3 percent in 2007 excluding restructuring charges. The decline was due to business mix with high proportion of network rollout project which often also include significant third party content. A higher proportion of managed services sales with lower than group average gross margins contributed to the decline.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Operating expenses in 2008 excluding restructuring charges were SEK –56.4 billion compared to SEK –52.0 billion in 2007. Operating expenses excluding restructuring charges measured as a percentage, changed from 28 percent in 2007 to 27 percent in 2008.

Excluding restructuring charges operating income declined by 22 percent to SEK 23.9 (30.6) billion with an operating margin of 11.4 (16.3) percent. The main reasons were the decline in gross income, and a negative contribution from Sony Ericsson of SEK –0,5 billion, compared with SEK 7.1 billion in 2007.

Earnings per share (EPS) diluted was SEK 3.52 (6.84) down 49 percent. EPS declined substantially as EPS includes restructuring charges. Based on Ericsson’s strengthened market position relative to its peers, the Board considered the underlying earnings capacity and the financial position to be strong and proposed a dividend also for 2008, however reduced to SEK 1.85 (2.50) per share.

Financial Position

Net Cash was SEK 34.7(24.3) billion. The improved net cash position was largely a result of the favorable cash flow from operations reflecting working capital efficiency improvements during 2008.

Working Capital was SEK 100 (86) billion. Results of efforts to improve working capital efficiencies relating to receivables, inventories and payables were been partly offset by strong movements in currency translation effects. The improvement of cash contributed to the increase in working capital.

Return on Equity was 8.2(17.2) percent. The return on equity, including restructuring charges developed unfavorably compared to 2007. This development was a major reason for the continued efforts to improve profitability through continued focus on a more competitive product portfolio, harvesting of market share gains and of acquisitions made as well as continued cost reductions.

Cash Flow

In 2008 cash flow from operations was SEK 24.0 (19.2) billion. The improvement from 2007 was largely attributable to a more favorable development of net operating assets which grew substantially less than Net Sales, as a result of increased focus on working capital management. In 2008 Ericsson received SEK 3.6 (3.9) billion in dividends from Sony Ericsson.

Cash flow from investing activities was SEK –8,5 (–27.5) billion. During 2008, the company divested/acquired operations with less than SEK 1 (–26) billion net cash received. This was partly offset by short-term investments of SEK –7.2 (–3.5) billion related to cash management.

In 2008 the cash flow from financing activities reached SEK –7.2 (6.3) billion. The negative cash flow was largely attributable to the dividend paid to shareholders.

Restructuring in 2008 and 2009

Impact on Networks operating income due to restructuring amounted to SEK 8.7 billion in 2009 compared with SEK 5.1 billion in 2008. This increase was primarily due to SEK 4.2 billion (SEK 0.5 billion) in impairment losses relating to the restructuring program decision to phase out certain products.

The impact on Professional Services in relation to restructuring was SEK 2.0 billion (SEK 1.3 billion) and for Multimedia SEK 0.4 billion (SEK 0.3 billion). Professional Services recognized no impairment losses, neither 2009 nor 2008 while the impact on restructuring for Multimedia was SEK 0.1 billion (SEK 0.0 billion).

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

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

Share Capital, Increases of Share Capital and Preferential Rights of Shareholders

The Articles of Association of Ericsson provide that the share capital of the Company may not be less than SEK 6,000 million nor more than SEK 24,000 million, and that the number of shares in the Company shall amount to no less than 3,000,000,000 and no more than 12,000,000,000. The registered share capital is SEK 16,366,758,678 and the Company has in total issued SEK 3,273,351,735 shares.

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

If we decide to issue warrants or convertibles through a cash issue or an issue against payment through set-off of claims, the shareholders have preferential rights to subscribe to warrants as if the issue were of the shares that may be subscribed to pursuant to the warrant and, respectively, preferential rights to subscribe to convertibles as if the issue were of the shares that the convertibles may be converted to.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Under Swedish law, only a general meeting of shareholders may decide on payment of dividends, which may not exceed the amount proposed by the Board of Directors (except in certain limited circumstances), and may only be paid from funds legally available for that purpose. Under Swedish law, no interim dividends may be paid in respect of any fiscal period for which audited financial statements of the company have not yet been adopted by the annual general meeting of shareholders. The market practice in Sweden is for dividends to be paid annually. Under the Swedish Companies Act, dividends to shareholders and other transfers of value from a company—such as purchases of own shares (see below)—may only be made in case the company’s restricted equity remains fully covered after the transfer of value has been made. The calculation shall be based upon the most recently adopted balance sheet, and any changes in the restricted equity that has occurred after the balance sheet date shall be taken into account. In addition, dividends to shareholders and other transfers of value from the company may only be made if this is justifiable taken into account the type of business activities of the company, their scope and risks related thereto and the company’s need for financial resources, its liquidity and financial position. In respect of parent companies, also the business activities of the group, their scope and risks related thereto and the group’s need for financial resources, its liquidity and financial position should be taken into account.

The Company’s shares are registered in the computerized book-entry share registration system administered by Euroclear Sweden AB (“Euroclear”). The rights attached to shares eligible for dividends accrue to those persons whose names are recorded in the register of shareholders on the record day. The dividends are then sent to a specified account as directed by the person registered with Euroclear, or to the address of that person. The relevant record day must, in most circumstances, be specified in the resolution declaring a dividend or resolving upon a capital increase or any similar matter in which shareholders have preferential rights, or the Board of Directors must be authorized to determine the relevant record day.

Where the registered holder is a nominee, the nominee receives, for the account of the beneficial owner, dividends and, on issues of shares with preferential rights for the shareholders, shares, as well as rights. Dividends are remitted in a single payment to the nominee who is responsible for the distribution of such dividends to the beneficial owner. A similar procedure is adopted for share issues. Specific authority to act as a nominee must be obtained from Euroclear. The nominee must issue a public report to Euroclear every third month, listing all beneficial holders of more than 500 shares. Euroclear is required to keep a register with regard to any holding on behalf of a single beneficial owner in excess of 500 shares in any one company. This list must reveal the names of the beneficial owner and must be open to public inspection.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

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

E    a resolution to issue, approve or authorize the issuance for cash of new shares, warrants or convertibles with a deviation from the -preferential right for existing shareholders requires a two-thirds-majority of votes cast at the meeting as well as two-thirds of the shares represented at the meeting;

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

Purchase Of Own Shares

A Swedish public limited liability company whose shares are traded on a regulated market place within the European Economic Area (“EEA”) or a market place comparable to a regulated market place outside the EEA is entitled to purchase its own shares under certain conditions. A purchase by us of our own shares may take place

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

only if (a) the purchase has been decided upon by a general meeting of shareholders or the Board has been authorized by a general meeting of shareholders, in both cases by a two thirds majority of votes cast at the meeting as well as two-thirds of the shares represented at the meeting, (b) the purchase is effected on a regulated market place within the EEA or a market place comparable to a regulated market place outside the EEA (in the latter case with the approval of the Swedish Financial Supervisory Authority the “SFSA”) or pursuant to an offer to all shareholders or holders of a specific class of shares, (c) the Company’s restricted equity will still be fully covered and the purchase is justifiable taken into account the type of business activities of the Company and the group, their scope and risks related thereto and the Company’s and the group’s need for financial resources, its liquidity and financial position, and (d) we and our subsidiaries do not hold or, as a result of purchase, will not hold in excess of 10 percent of all our outstanding shares. As of December 31, 2009, the Company held an aggregate of 78,978,533 treasury stock of Class B shares.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

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

Passive Foreign Investment Company Status

A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75 percent of its gross income is passive income or (b) at least 50 percent of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2009. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the value of our assets, as determined from time to time. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relevant provisions of the Code. You should consult your own tax advisors about the consequences of our potential classification as a PFIC.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

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

If we are a PFIC for any taxable year, you will also be deemed to own shares in any of our subsidiaries that are also PFICs in such a year. As an alternative to the special rules described above, holders of “marketable stock” in a PFIC may elect mark-to-market treatment with respect to their ADSs or Class B shares. ADSs or Class B shares will not be considered marketable stock unless they are regularly traded on a qualified exchange or other market. If the mark-to-market election is available and you elect mark-to-market treatment you will, in general, include as ordinary income each year an amount equal to the increase in value of your ADSs or Class B shares for that year (measured at the close of your taxable year) and will generally be allowed a deduction for any decrease in the value of your Class B shares for the year, but only to the extent of previously included mark-to-market income. However, a mark-to-market election would likely be unavailable with respect to your proportionate share in any of our subsidiaries that are PFICs.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Depositary fees and charges

Fees and charges payable by ADS holders

	Service	Rate	By Whom Paid
1)	Receipt of deposits and issuance of receipts	USD 5 per 100 American Depositary Shares of fraction thereof	Party to whom receipts are issued

2)	Delivery of deposited shares against surrender of receipts	USD 5 per 100 American Depositary Shares or fraction thereof	Party surrendering receipts

3)	Payments of dividends distributions or rights offering is respect of shares	No charge	Not applicable

Except as otherwise provided in the Deposit Agreement, any and all other expenses of the Depositary, including , without limitation, expenses or charges for printing, stationery, postage, insurances, cables, etc, are to be borne by the Depositary, or by the Company in accordance with agreements entered into from time to time with the Company.

Fees payable by the Depositary to the Issuer

Citibank, as depositary, has agreed to reimburse Ericsson USD 5 million per year for expenses related to our ADS program (the “Program”), including Program-related legal fees, expenses related to investor relations in the US, US investor presentations, ADS-related financial advertising and public relations, fees and expenses of Citibank as administrator of the ADS Direct Plan, fees in relation to our Form 20-F and SOX compliance.

Citibank has further agreed to waive other ADS program related expenses amounting to USD 36,000 associated with the administration of the Program.

Independence requirements

The Ericsson Board of Directors is subject to, and applies, a variety of independence requirements. However, it has sought and received exemptions from certain Sarbanes-Oxley Act and NASDAQ requirements, including those that are contrary to Swedish Law, see “NASDAQ Corporate Governance Exemptions” for more information.

NASDAQ Marketplace Rules

Independence requirements on the board of directors:

•

A majority of the members of the board of directors must be independent in line with the NASDAQ rules. Ericsson has obtained an exemption from NASDAQ which means employee representative directors can be exempt from NASDAQ’s independence requirements.

Sarbanes-Oxley Act of 2002 and corresponding NASDAQ rules

Independence requirements on the audit committee:

•	All members of the audit committee must be independent in line with the Sarbanes-Oxley Act of 2002.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

The Sarbanes-Oxley Act of 2002 includes a specific exemption for non-executive employee representatives. The Company does not consider that reliance on the exemption adversely affect the ability of the Audit Committee to act independently or satisfy other SEC requirements.

NASDAQ Corporate Governance Exemptions

Following a 2005 amendment to NASDAQ’s Marketplace Rules, foreign private issuers such as Ericsson may follow home-country practice in lieu of certain NASDAQ corporate governance requirements.

Before the amendment was adopted, NASDAQ’s Marketplace Rules stated that, upon application, foreign private issuers could be exempt from certain corporate governance requirements. This only applied when the requirements were contrary to the laws, rules or regulations, or generally accepted business practices of the issuer’s home jurisdiction.

Ericsson has received exemptions from NASDAQ’s corporate governance requirements under the Marketplace Rules (and is entitled to continue to rely thereon under the 2005 amendment). This is in order to allow:

•	Employee representatives to be elected to the Board of Directors and serve on Committees (including the Audit Committee), in accordance with Swedish law.

•	Shareholders to participate in the election of Directors and the Nomination Committee, in accordance with Swedish law and common market practice respectively.

•

Employee representatives on the Board to attend all Board and Committee meetings (including those of the Audit Committee), in accordance with Swedish laws concerning attendance and decision making processes.

The Company does not consider that reliance on the exemption from the audit committee independence requirements adversely affects the ability of the Audit Committee to act independently or satisfy other SEC requirements.

In addition, Ericsson relies on the exemption provided by the 2005 amendment to overcome the requirements regarding quorums for its General Meetings of Shareholders since they are contrary to Swedish law.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

INVESTMENTS

The following listing shows certain shareholdings owned directly and indirectly by the Parent Company as of December 31, 2009. A complete listing of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Companies Registration Office (Bolagsverket), may be obtained upon request to: Telefonaktiebolaget LM Ericsson, External Reporting, SE-164 83 Stockholm, Sweden.

SHARES OWNED DIRECTLY BY THE PARENT COMPANY

Type	Company	Reg. No.	Domicile	Percentage of ownership		Par value in local currency, million	Carrying value, SEK million
Subsidiary companies
I	Ericsson AB	556056-6258	Sweden	100		50	20,731
I	Ericsson Shared Services AB	556251-3266	Sweden	100		361	2,216
I	Netwise AB	556404-4286	Sweden	100		2	306
II	AB Aulis	556030-9899	Sweden	100		14	6
III	Ericsson Credit AB	556326-0552	Sweden	100		5	5
	Other (Sweden)			—		—	2,058
I	Ericsson Austria GmbH		Austria	100		4	115
I	Ericsson Danmark A/S		Denmark	100		90	216
I	Oy LM Ericsson Ab		Finland	100		13	196
II	Ericsson Participations France SAS		France	100		26	524
I	Ericsson GmbH		Germany	100		20	4,227
I	Ericsson Hungary Ltd.		Hungary	100		1,301	120
II	LM Ericsson Holdings Ltd.		Ireland	100		2	15
I	Ericsson Telecomunicazioni S.p.A.		Italy	53	1)	23	3,151
II	Ericsson Holding International B.V.		The Netherlands	100		222	3,200
I	Ericsson A/S		Norway	100		75	114
II	TANDBERG Television ASA		Norway	100		161	1,788
I	Ericsson Corporatia AO		Russia	100		5	5
I	Ericsson AG		Switzerland	100		—	—
II	Ericsson Holding Ltd.		United Kingdom	100		328	4,094
	Other (Europe, excluding Sweden)			—		—	428
II	Ericsson Holding II Inc.		United States	100		2,817	29,006
I	Cía Ericsson S.A.C.I.		Argentina	95	2)	60	260
I	Ericsson Telecom S.A. de C.V.		Mexico	100		n/a	1,550
	Other (United States, Latin America)			—		—	61
II	Teleric Pty Ltd.		Australia	100		20	100
I	Ericsson Ltd.		China	100		2	2
I	Ericsson (China) Company Ltd.		China	100		65	475
I	Ericsson India Private Ltd.		India	100		725	147
I	Ericsson (Malaysia) Sdn. Bhd.		Malaysia	70		2	4
I	Ericsson Telecommunications Pte. Ltd.		Singapore	100		2	1
I	Ericsson Taiwan Ltd.		Taiwan	80		240	20
I	Ericsson (Thailand) Ltd.		Thailand	49	3)	90	17
	Other countries (the rest of the world)			—		—	382

	Total					—	75,540

Joint ventures and associated companies
I	Sony Ericsson Mobile Communications AB	556615-6658	Sweden	50		50	4,136
II	ST-Ericsson Holdings AG		Switzerland	50		436	8,325
III	ST-Ericsson AT Holding AG		Switzerland	50		5	275
I	Ericsson Nikola Tesla d.d.		Croatia	49		65	330

	Total					—	13,066

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

SHARES OWNED BY SUBSIDIARY COMPANIES

Type	Company	Reg. No.	Domicile	Percentage of ownership
Subsidiary companies
II	Ericsson Cables Holding AB	556044-9489	Sweden	100
I	Ericsson France SAS		France	100
I	LHS Telekommunikation GmbH & Co. KG		Germany	100
I	LM Ericsson Ltd.		Ireland	100
II	Ericsson Nederland B.V.		The Netherlands	100
I	Ericsson Telecommunicatie B.V.		The Netherlands	100
I	Ericsson España S.A.		Spain	100
I	Ericsson Telekomunikasyon A.S.		Turkey	100
I	Ericsson Ltd.		United Kingdom	100
I	Ericsson Canada Inc.		Canada	100
I	Ericsson Inc.		United States	100
I	Ericsson IP Infrastructure Inc.		United States	100
I	Ericsson Amplified Technologies Inc.		United States	100
I	Ericsson Services Inc.		United States	100
I	Drutt Corporation Inc.		United States	100
I	Redback Networks Inc.		United States	100
I	Ericsson Telecommunicações S.A.		Brazil	100
I	Ericsson Australia Pty. Ltd.		Australia	100
I	Ericsson (China) Communications Co. Ltd.		China	100
I	Nanjing Ericsson Panda Communication Co. Ltd.		China	51
I	Nippon Ericsson K.K.		Japan	100
I	Ericsson Communication Solutions Pte Ltd.		Singapore	100

Key to type of company

I	Manufacturing, distribution and development companies
II	Holding companies
III	Finance companies
1)	Through subsidiary holdings, total holdings amount to 100% of Ericsson Telecomunicazioni S.p.A.
2)	Through subsidiary holdings, total holdings amount to 100% of Cia Ericsson S.A.C.I.
3)	Through subsidiary holdings, total holdings amount to 100% of Ericsson (Thailand) Ltd.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

FINANCIAL TERMINOLOGY

Capital employed

Total assets less non-interest-bearing provisions and liabilities.

Capital turnover

Net sales divided by average Capital employed.

Cash conversion

Cash flow from operating activities divided by net income reconciled to cash—expressed in percent.

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

EBITDA margin

Earnings Before Interest, Taxes, Depreciation and Amortization, as a percentage of Net Sales.

Equity ratio

Equity, expressed as a percentage of total assets.

Gross Cash

Gross cash consists, in addition to cash and cash equivalents plus short-term cash investments less interest-bearing liabilities and post-employment benefits, also of short-term investments held for cash management purposes.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Inventory turnover days (ITO-days)

365 divided by inventory turnover, calculated as total adjusted cost of sales divided by the average inventories for the year (net of advances from customers).

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

GLOSSARY

2G

First digital generation of mobile systems, includes GSM, TDMA, PDC and cdmaOne.

3G

3rd generation mobile system, includes WCDMA/HSPA, EDGE, CDMA2000 and TD-SCDMA.

4G

See LTE.

All-IP

A single, common IP infrastructure that can handle all network services, including fixed and mobile communications, for voice and data services and also video services such as TV.

ATM

(Asynchronous Transfer Mode) A communication standard for transmission and management of high-speed packet-switched networks.

Backhaul

Transmission between radio base stations and the core network.

Broadband

Data speeds that are high enough to allow transmission of multimedia services with good quality.

Capex

Capital expenditure.

CDMA

(Code division multiple access ) The cdmaOne (2G) and CDMA2000 (3G) mobile communication standards are both based on CDMA.

DSL access

Digital Subscriber Line technologies for broadband multimedia communications in fixed line networks. Examples: IP-DSL, ADSL and VDSL.

EDGE

A 3G mobile standard, developed as an enhancement of GSM. Enables the transmission of data at speeds up to 250 kbps.

Emerging market

Defined as a country that has a GNP per capita index below the World Bank average and a mobile subscription penetration below 60 percent.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

Evo RAN

A Radio Access Network (RAN) solution to run GSM, WCDMA and LTE as a single network.

Exabyte

= billion gigabytes.

FTTx

Fiber-To-The-x, e.g. FTTH (Fiber-to-the-home) refers to fiber optic broadband connections to individual homes.

GDP

Gross domestic product the total annual cost of all finished goods and services produced within a country.

GPON

(Gigabit Passive Optical Network) Used for fiber-optic communication to the home (FTTH).

GPRS

(General Packet Radio Service) A packet-switched technology (2.5G) that enables GSM networks to handle mobile data communications at rates up to 115 kbps.

HSPA

(High Speed Packet Access) Enhancement of 3G/WCDMA that enables mobile broadband. A subscriber can download files to a 3G mobile device at speeds of several Mbps.

ICT

Information and Communication Technology.

IMS

(IP Multimedia Subsystem) A standard for offering voice and multimedia services over mobile and fixed networks using internet technology (IP).

IP

(Internet Protocol) Defines how information travels between network elements across the internet.

IPTV

(IP Television) A technology that delivers digital television via fixed broadband access.

IPX

(Internet Payment eXchange) The global payment and messaging delivery solution for SMS, MMS, Web and WAP.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

JV

(Joint venture) A business enterprise in which two or more companies enter a partnership.

LTE

(Long-Term Evolution) The next evolutionary step of mobile technology beyond HSPA, allowing data rates above 100 Mbps.

Managed services

Management of operator networks and/or hosting of their services.

Opex

Operating expenses.

PBX

(Private Branch eXchange) A telephone exchange that serves a particular business or office.

Packet switching

A method of switching data in a network where individual packets are accepted by the network and delivered to their destinations. The method is used by the Internet and replaces traditional circuit switching.

Penetration

The number of subscriptions divided by the population in a geographical area.

Softswitch

A software-based system for handling call management functionality. Integrates IP-telephony and the legacy circuit-switched part of the network.

TDM

Time division multiplexing, legacy technology for circuit switching.

Telecom grade

99.999 percent availability; performance requirement on telecom networks.

VoIP

Voice over IP, same as IP telephony.

WCDMA

(Wideband Code Division Multiple Access) A 3G mobile communication standard. WCDMA builds on the same core network infrastructure as GSM.

WDM

(Wavelength division multiplexing) Uses multiple light wavelengths to increase the transmission capacity of fiber cables for optical networks.

ERICSSON ANNUAL REPORT ON FORM 20-F 2009

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

April 21, 2010

By:	/s/ ROLAND HAGMAN
Roland Hagman Vice President Group Function Financial Control

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General Counsel