Form 20-F
period 2010-12-31
ERICSSON LM TELEPHONE CO
filed 2011-03-30
CIK 717826

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2010

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

☒  Large accelerated filer            ☐  Accelerated filer             ☐  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP  ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒    Other  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☒    Item 18  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

FORM 20-F 2010 CROSS REFERENCE TABLE

Our Annual Report on Form 20-F consists of the English version of our Swedish Annual Report for 2010, with certain adjustments made to comply with U.S. requirements, together with certain other information required by Form 20-F which is set forth under the heading Supplemental Information. The following cross reference table indicates where information required by Form 20-F may be found in this document.

Form 20-F Item Heading			Location in Document	Page Number
PART I
1	Identity of Directors, etc.		N/A

2	Offer Statistics & Timetable		N/A

3	Key Information
	A	Selected Financial Data	Five-Year Summary	15
			Supplemental Information
			Exchange Rates	224
	B	Capitalization & Indebtedness	N/A	-
	C	Reason for Offer & Use of Proceeds	N/A	-
	D	Risk Factors	Risk Factors	167

4	Info on the Company
	A	History and Development of the Company	Our Solutions
			Mobile Broadband	4
			Managed Services	8
			Operations & Business Support Systems	9
			Board of Directors’ Report
			Vision	26
			Strategy	27
			Business Focus	29
			Cash Flow—Capital Expenditures	43
			Notes to the Consolidated Financial Statements
			Note C26 Business Combinations	145
			Note C33 Events After the Balance Sheet Date	166
			Supplemental Information
			General Facts on the Company	222
			Company History and Development	223
	B	Business Overview	Our Business	3
			Our Solutions	4
			Our Assets	11
			Board of Directors’ Report
			Vision	26
			Strategy	27
			Business Focus	29
			Business Results	44
			Material Contracts	59
			Corporate Governance	59
			Sourcing and Supply	61
			Sustainability and Corporate Responsibility	61

i

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Form 20-F Item Heading			Location in Document	Page Number
			Notes to the Consolidated Financial Statements
			Note C3—Segment Information	95
			Note C32—Contractual Obligations	166
			Risk Factors
			Market, Technology and Business Risks	167
			Regulatory, Compliance and Corporate Governance Risks	172
	C	Organizational Structure	Supplemental Information
			General Facts on the Company	222
			Investments	238
	D	Property, Plants and Equipment	Supplemental Information
			Primary Manufacturing and Assembly Facilities	224
			Notes to the Consolidated Financial Statements
			Note C11—Property, Plant and Equipment	110
			Note C27—Leasing	149
			Board of Directors’ Report
			Cash Flow—Capital Expenditures	43
4A	Unresolved Staff Comments		—

5	Operating & Fin’l Review & Prospects		—	-
	A	Operating Results	Our Solutions	4
			Our Assets	11
			Board of Directors’ Report
			Business Results	44
			Notes to the Consolidated Financial Statements
			Note C1—Significant Accounting Policies—Group Companies	73
			Note C20—Financial Risk Management and Financial Instruments—Foreign Exchange Risk	133
			Risk Factors
			Regulatory, Compliance and Corporate Governance Risks	172
			Board of Directors’ Report
			Risk Management	60
			Supplemental Information
			Operating Results	225
			Taxation	231
	B	Liquidity and Capital Resources	Board of Directors’ Report
			Financial Position	38
			Cash Flow	42
			Risk Management	60

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Form 20-F Item Heading			Location in Document	Page Number
			Notes to the Consolidated Financial Statements
			Note C19—Interest-Bearing Liabilities	132
			Note C20—Financial Risk Management and Financial Instruments	133
			Note C25—Statement of Cash Flows	143
	C	R&D, Patents & Licenses	Five-Year Summary	15
			Board of Directors’ Report
			Strategy—Technology Leadership	27
			Business Focus—Technology	31
			Financial Results of Operations—Operating expenses	36
			Consolidated Financial Statements
			Consolidated Income Statement and Statement of Comprehensive Income	68
	D	Trend Info	Our Solutions	4
			Our Assets	11
			Board of Directors’ Report
			Business Results	44
	E	Off-Balance Sheet Arrangements	Board of Directors’ Report
			Financial Position—Off-balance sheet arrangements	41
			Notes to the Consolidated Financial Statements
			Note C14—Trade Receivables and Customer Finance—Credit Risk—Finance Credit Risk	115
			Note C24—Contingent Liabilities	143
	F	Tabular Disclosure of Contractual Obligations	Board of Directors’ Report
			Material Contracts	59
			Notes to the Consolidated Financial Statements
			Note C32—Contractual Obligations	166
6	Directors, Senior Management and Employees			-
	A	Directors & Senior Management	Corporate Governance Report 2010
			Members of the Board of Directors	202
			Members of the Executive Leadership Team	211
	B	Compensation	Board of Directors’ Report
			Corporate Governance	59
			Corporate Governance Report 2010
			Committees of the Board of Directors—Remuneration Committee—Remuneration to Board members	201
			Members of the Executive Leadership Team	211
			Remuneration Report	177

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Form 20-F Item Heading			Location in Document	Page Number
			Notes to the Consolidated Financial Statements
			Note C17—Post-Employment Benefits	124
			Note C29—Information Regarding Members of the Board of Directors, the Group Management and Employees	151
	C	Board Practices	Corporate Governance Report 2010
			Board of Directors	192
			Members of the Board of Directors	202
			Members of the Executive Leadership Team	211
			Notes to the Consolidated Financial Statements
			Note C29—Information Regarding Members of the Board of Directors, the Group Management and Employees	151
	D	Employees	Five Year Summary	15
			Board of Directors’ Report
			Business Focus	29
			Notes to the Consolidated Financial Statements
			Note C29—Information Regarding Members of the Board of Directors, the Group Management and Employees	151
	E	Share Ownership	Share Information
			Shareholders	22
			Corporate Governance Report 2010
			Members of the Board of Directors	202
			Members of the Executive Leadership Team	211
			Notes to the Consolidated Financial Statements
			Note C29—Information Regarding Members of the Board of Directors, the Group Management and Employees	151

7	Major S/Hs and Related Party Transactions
	A	Major Shareholders	Share Information
			Shareholders	22
	B	Related Party Transactions
			Notes to the Consolidated Financial Statements
			Note C30—Related Party Transactions	162

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Form 20-F Item Heading			Location in Document	Page Number
	C	Interests of Experts & Counsel	N/A	—

8	Financial Information
	A	Consolidated Statements and Other Financial Information	Consolidated Financial Statements	68
			Please see also Item 17 cross references
			Report of Independent Registered Public Accounting Firm	67
			Notes to the Consolidated Financial Statements	73
			Note C4 Net Sales	102
			Supplemental Information
			Memorandum and Articles of Association—Dividends	228
	B	Significant Changes	Board of Directors’ Report
			Post-Closing Events	66
			Notes to the Consolidated Financial Statements
			Note C33—Events After the Balance Sheet Date	166

9	The Offer and Listing
	A	Offer and Listing Details	Share Information
			Offer and Listing Details	20
	B	Plan of Distribution	N/A
	C	Markets	Share Information
			Stock Exchange Trading	16
	D	Selling Shareholders	N/A
	E	Dilution	N/A
	F	Expenses of the issue	N/A

10	Additional Information
	A	Share Capital	N/A
	B	Articles of Association	Supplemental Information
			Memorandum and Articles of Association	228
	C	Material Contracts	Board of Directors’ Report
			Material Contracts	59
			Notes to the Consolidated Financial Statements
			Note C32 Contractual Obligations	166
	D	Exchange Controls	Supplemental Information
			Exchange Controls	231
	E	Taxation	Supplemental Information
			Taxation	231
	F	Dividends and paying agents	N/A
	G	Statement by Experts	N/A
	H	Documents on Display	Supplemental Information
			General Facts on the Company	222
	I	Subsidiary Information	N/A

v

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Form 20-F Item Heading			Location in Document	Page Number
11	Quantitative and Qualitative Disclosures About Market Risk
	A	Quantitative Information about Market Risk	Board of Directors’ Report
			Risk Management	60
Notes to the Consolidated Financial Statements
			Note C20—Financial Risk Management and Financial Instruments	133
	B	Qualitative Information about Market Risk	Board of Directors’ Report
			Risk Management	60
Notes to the Consolidated Financial Statements
			Note C20—Financial Risk Management and Financial Instruments	133
	C	Interim Periods	N/A
	D	Safe Harbor	N/A
	E	Small Business Issuers	N/A

12	Description of Securities Other than Equity Securities
	A	Debt Securities	N/A
	B	Warrants and Rights	N/A
	C	Other Securities	N/A
	D	American Depositary Shares	Supplemental Information
			Depositary Fees and Charges	235
PART II

13	Defaults, Dividends, Arrearages and Delinquencies		N/A

14	Material Modifications to the Rights of Security Holders and Use of Proceeds		N/A

15	Controls and Procedures		—	—
	A	Disclosure Controls and Procedures	Corporate Governance Report 2010
			Disclosure Controls and Procedures	216
	B	Management’s annual report on internal control over financial reporting	Management’s report on internal control over financial reporting	221

	C	Attestation report of the registered public accounting firm
	D	Changes in internal control over financial reporting

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Form 20-F Item Heading			Location in Document	Page Number
16	Reserved		—	—

	A	Audit Committee Financial Expert	Corporate Governance Report 2010
			Audit Committee—Members of the Audit Committee	198
	B	Code of Ethics	Corporate Governance Report 2010
			Code of Business Ethics	187
	C	Principal Accountant Fees and Services	Notes to the Consolidated Financial Statements
			Note C31 Fees to Auditors	165
			Corporate Governance Report 2010
			Committees of the Board of Directors—Audit Committee	197
	D	Exemptions from the Listing Standards for Audit Committees	Corporate Governance Report 2010
			Board of Directors—Independence	193
			Supplemental Information
			Independence Requirements	236
	E	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	N/A
	F	Change in Registrant’s Certifying Accountant	N/A
	G	Corporate Governance	Corporate Governance Report 2010
			Board of Directors—Independence	193
			Supplemental Information
			Independence Requirements	236

PART III

17	Financial Statements		—	—
			Consolidated Income Statement and Statement of Comprehensive Income	68
			Consolidated Balance Sheet	70
			Consolidated Statement of Cash Flows	71
			Consolidated Statement of Changes in Equity	72
			Notes to the Consolidated Financial Statements	73
			Note C1—Significant Accounting Policies	73
			Note C16—Equity and Other Comprehensive Income	119
			Report of Independent Registered Public Accounting Firm	67

18	Financial Statements		N/A

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

19    Exhibits

Form 20-F Item Heading	Location in this document	Page Number
Exhibit 1	Articles of Association
Exhibit 2	Not applicable
Exhibit 3	Not applicable
Exhibit 4	Not applicable
Exhibit 5	Not applicable
Exhibit 6	Please see Notes to the Consolidated Financial Statements, Note C1 Significant Accounting Policies	73
Exhibit 7	For definitions of certain ratios used in this report, please see Financial Terminology	246
Exhibit 8	Please see Supplemental Information, Investments	238
Exhibit 9	Not applicable
Exhibit 10	Not applicable
Exhibit 11	Our Code of Business Ethics and Conduct is included on our web site at www.ericsson.com/bg/res/thecompany/docs/corporate-responsibility/2009/cobe/cobe_english.pdf

Exhibit 12	302 Certifications

Exhibit 13	906 Certifications

Exhibit 14	Not applicable

Exhibit 15.1	Consent of Independent Registered Public Accounting Firm

Exhibit 15.2	Consolidated Financial Statements of Sony Ericsson Mobile Communications AB

Exhibit 15.3	Consent of Independent Registered Public Accounting Firm

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

LETTER FROM HANS VESTBERG

“LONG-TERM GROWTH AND PROFITABILITY ARE ERICSSON’S CHARACTERISTICS”

FINANCIAL RESULTS IN SHORT

NET SALES	NET CASH

SEK 203.3 (206.5) billion	SEK 51.3 (36.1) billion

OPERATING MARGIN*	EARNINGS PER SHARE

12% (12%)	SEK 3.46 (1.14)

NET INCOME

SEK 11.2 (4.1) billion

Dear shareholders,

In 2010, Group sales decreased –2 percent to SEK 203.3 billion. Our operating margin, before JV’s and excluding restructuring charges, was flat at 12 percent. Net income increased 172 percent to SEK 11.2 billion, mainly due to improvements in earnings in our joint venture Sony Ericsson and less restructuring charges.

In the first half of 2010, we were still impacted by the economic slowdown in the world. In the latter part of the year, sales of mobile broadband took off, especially in North America and Japan. This was driven by a strong increase in mobile data traffic.

During the year, we struggled with the industry-wide component shortage. While the supply of components has now normalized we are still not fully meeting the increased demand on certain mobile broadband products due to the increased customer demand.

We have four Group targets that should secure increased shareholder value: grow faster than the market, deliver best-in-class margins, cash conversion of more than 70 percent and improved earnings in our JVs.

Early market data indicates that we kept our market shares in our network and services businesses. We delivered the industry’s best-in-class margins and achieved a cash conversion of 112 percent. The fourth target, growth in JV earnings, was partly reached thanks to better performance in Sony Ericsson.

2010 was the year when mobile broadband took off. The number of mobile subscriptions increased by more than 60 percent to about 600 million and the number is forecasted to almost double and hit 1 billion this year.

Once you are connected, you want connectivity 24/7, wherever you are.

This will become a reality for more and more people since we will see more smartphones in the market, and also more affordable ones. Embedded mobile broadband modules will become standard in laptops and other devices. To meet this consumer demand, network speed, capacity and quality are prerequisites.

In the networked society, everything that benefits from a connection will be connected. We have spoken about how 50 billion devices will be networked by 2020. We are already today enabling the networked society: from the concept of building future networks in demanding urban settings, to our networks which recently attained speeds of 168 Mbps on HSPA—to our business in TV and media, and our services, which help manage and integrate the complex networks that are behind the networked society.

*	Excluding restructuring charges and share in earnings of JVs

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Of course our joint ventures bring devices into the picture, and we are finding that this is getting more and more personal for consumers. No longer is the device only a tool for them; it is part of themselves that they want to have alongside them during their daily lives.

Finally, I would like to sincerely thank all our highly dedicated and skilled employees for their efforts in 2010. In 2011, we will focus even more on understanding and meeting our customer demand, ultimately seeking increased value for our shareholders. Continued long-term growth and profitability are Ericsson’s characteristics, along with a healthy financial position.

Hans Vestberg

President and CEO

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

OUR BUSINESS

Communication technology is positively changing the way we work and live. As a leading provider of communications infrastructure, services and multimedia solutions, Ericsson strives to enable this change. We constantly innovate to empower people, business and society.

Network infrastructure provides the fundamentals for people to communicate. Today, more than 40 percent of the world’s mobile traffic passes through networks provided by Ericsson. The networks we support for operators serve more than 2 billion subscriptions.

We are also a global leader in telecom services, which accounts for close to 40 percent of our revenues.

Currently, we serve approximately 400 customers, most of whom are network operators. Our ten largest customers account for 46 percent of our net sales.

New customers include TV and media companies as well as utility companies.

Our total addressable market was estimated at approximately USD 200 billion in 2009 (excluding joint ventures’ markets).

To best reflect our business, we report five business segments, two of which are the joint ventures Sony Ericsson and ST-Ericsson.

ERICSSON

NETWORKS

Segment Networks develops and delivers mobile and fixed infrastructure equipment and related software. We pioneered 2G/GSM and 3G/WCDMA mobile technologies. We now provide 4G/LTE as the evolution of mobile broadband and toward all-IP environments. Our portfolio also includes CDMA solutions as well as xDSL, fiber and microwave transmission.

MULTIMEDIA

Segment Multimedia develops and delivers software-based solutions for real-time & on-demand TV, consumer & business applications and Business Support Systems (BSS) for telecom operators. Revenue management, i.e. software based solutions for charging and billing, is part of BSS.

GLOBAL SERVICES

With more than 45,000 services professionals globally, we have robust local capabilities with global expertise in managed services, consulting, systems integration, customer support and network rollout. We manage complex projects with advanced IS/IT competence and multi-vendor experience.

JOINT VENTURES

SONY ERICSSON

Sony Ericsson offers mobile phones, accessories, content and applications. Sony Ericsson is a 50/50 joint venture with Sony Corporation.

ST-ERICSSON

ST-Ericsson offers wireless platforms and semiconductors for leading handset manufacturers. ST-Ericsson is a 50/50 joint venture with STMicroelectronics.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

OUR SOLUTIONS

We are shifting our focus toward a more solutions-oriented sales process. During the year, we therefore organized our portfolio into seven solution areas to better address customer needs. Here we describe our solutions, the business drivers and the market trends.

MOBILE BROADBAND	4
FIXED BROADBAND AND CONVERGENCE	7
COMMUNICATION SERVICES	8
MANAGED SERVICES	8
TELEVISION AND MEDIA MANAGEMENT	8
OPERATIONS AND BUSINESS SUPPORT SYSTEMS	9
CONSUMER AND BUSINESS APPLICATIONS	10

MOBILE BROADBAND

User trends

1.	Smartphones change behavior

2.	Soaring video usage

3.	Demand for 24/7 internet connectivity

24/7 connectivity to the internet is becoming an essential part of modern life. During the year, we met increased demand for mobile broadband infrastructure and services. The accelerated demand was fuelled by smartphones and notebooks, coupled with sharply rising usage of video services (like YouTube). Mobile data traffic more than doubled in 2010 and is expected to double annually over the coming three years.

Expansion opportunities

Today, we are doing for broadband what we did for voice 20 years ago—making it mobile and affordable for the vast majority of people. Mobile subscriptions worldwide have reached approximately 5.3 billion of which approximately ten percent are now on mobile broadband. We estimate the number of mobile broadband subscriptions to reach almost 5 billion in 2016, the vast majority being for smartphones.

Our broadband solutions not only include equipment but also business advice, systems integration and roll-out service for fast implementation of cost-effective solutions.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Meeting the need for speed

To accommodate the massive growth in data traffic, operators are turning to us to boost capacity and speed in their networks. Networks are continuously being upgraded as the number of data users and data volume transported increase. All Ericsson-supplied commercial WCDMA networks have now been upgraded to HSPA. Four of our customers have launched 4G/LTE networks in 2010, covering 140 million people, 60 percent of whom are served by Ericsson LTE equipment.

On the devices side, notebooks and other electronic devices are equipped with our latest 3G/HSPA broadband modules, delivering speeds of up to 21 Mbps.

Operators implement tiered pricing

When mobile broadband was introduced, many operators offered flat rates and unlimited usage to encourage fast uptake of service. A challenge for operators today is to secure user experience and increase revenue from mobile broadband. The answer is differentiated service offerings. Tiered pricing and innovative business models are becoming more common. The user can thus select and pay for a subscription with a certain service level. Voice still represents the main source of revenue for operators. Data traffic accounts for approximately 30 percent of total revenues on average and will represent the majority of future growth.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Ramp up of our RBS 6000

The multi-standard radio base station, RBS 6000, can run 2G/GSM, 3G/WCDMA and 4G/LTE technologies in the same unit, using different frequency spectrum bands. The RBS 6000 takes up 25 percent less space and reduces power consumption by up to 65 percent compared to previous-generation RBSs. This is a significant saving as operators may spend up to 50 percent of operating expenses on power. Many operators are therefore looking to modernize their radio networks with the RBS 6000. Modernization projects often involve a high degree of consulting, systems integration and network rollout.

Core networks may also need capacity upgrades to accommodate increasing data traffic and speed. Our 4G/LTE core network, the Evolved Packet Core, is an all-IP network, supporting both mobile and fixed access. Our 2G and 3G packet core networks require only a software upgrade to support 4G/LTE access.

Mobile broadband stimulates GDP growth

High-speed broadband infrastructure (mobile and fixed) is becoming as essential as roads, water and electricity. Studies show a direct correlation between broadband penetration and GDP growth. In emerging markets, many users can access the internet only via mobile devices due to the lack of fixed network infrastructure.

SPEED AND DATA TRAFFIC

Feature phone user

10 kbps

approx. 10 MB/month

Smartphone user

100-1,000 kbps

approx. 100 MB/month

Mobile PC/tablet user

>1 Mbps

approx. 1 GB/month

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

FIXED BROADBAND AND CONVERGENCE

Fixed broadband

In today’s mature markets, most data traffic is handled by fixed networks. Operators compete by evolving their networks to provide fast internet speeds, reliable high-definition IPTV and video on demand. We enable this by providing end-to-end broadband access solutions via high-speed fiber (such as GPON) and copper (xDSL).

All-IP networks and convergence

To reduce cost and enable service bundling, fixed traffic can be provided over a multi-service network converging telephony, internet and TV. This multi-service network is IP based, providing lower-cost and higher-performance broadband services. IP starts in the core network. Our Evolved Packet Core (EPC) provides support for multiple access technologies and fixed-mobile convergence. New functionality is introduced through software upgrades. With our breadth of experience, we provide a service, including consulting and systems integration, to manage transformation of networks to all-IP, often involving multiple-vendor equipment.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

COMMUNICATION SERVICES

Communication services are the services people use to interact with each other, such as voice and video calls as well as text and multimedia messaging. These operator-based services are provided globally and are based on industry standards, ensuring interoperability.

As voice and SMS still account for the main part of operator revenues, operators now exploit opportunities to enhance user experience while reducing costs for voice communication.

Users want enriched communication and the ability to instantaneously share experiences and information with family, friends and colleagues—anywhere, anytime and to any device. Our IP Multimedia Subsystem (IMS) makes this possible. Services controlled by IMS are voice (incl. HD-voice), video calls, the Rich Communication Suite (RCS) and messaging. With RCS, consumers get a suite of IMS-based services (e.g. presence information, chat and content sharing) from the address book of a mobile phone or from a broadband connection.

MANAGED SERVICES

Network operations have traditionally been seen as core to operators. Today, competitive pressure, rapid technology evolution and changing user demands drive another focus. Many operators now view strategy, marketing and customer retention as being equally important as technology. Our managed services agreements free up in-house resources for this focus, and can reduce network operating costs by as much as 20 percent.

We have a long history of taking on employees from operators. We have invested USD 1 billion in tools, methods and processes to secure capabilities and competence.

Improving operators’ operational efficiency

The need to improve operational efficiency, reducing both capital expenditures and operating expenses, is a key driver for an operator to change its business. It is estimated that a mature operator spends approximately 5-6 percent of revenues on network equipment and 10-12 percent on operating the network, i.e. operating expenses account for twice the capital expenditures for networks. Our network operations contracts are often multi-year, multi-technology and multi-vendor agreements.

Simplifying network complexity

Another key driver is the increasing complexity of networks as they are transformed and modernized. IT and telecom convergence creates many opportunities for us to act as an advisor, both in streamlining business and operations support systems and helping to quickly and cost-efficiently introduce new services.

Shared networks and shared capacity

The initial growth of managed services was driven by operational efficiency. There is now an increasing demand for business models that support shared capacity and network sharing between two or more operators. This trend also drives structural efficiencies in the networks. Managed services play a decisive role in this evolution.

TV AND MEDIA MANAGEMENT

TV is going digital and interactive

In the converging media landscape, broadcast and broadband are coming together, moving towards a connected world.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

The worldwide digital TV market is growing. TV solutions and services enable global media companies and operators (cable, satellite, telecom and terrestrial) to deliver TV content, either directly to consumers or for professional digital video content exchange.

With a broad suite of open standards-based products, we offer high-quality solutions for digital TV, HDTV, video on demand, IPTV, mobile TV, connected home and content management.

High-performance video means large amounts of traffic in the networks. This can be handled with our media distribution (MDN) solution for video delivery over IP, combining a content distribution network with our TV portfolio.

Business consulting, systems integration and implementation ensure a smooth launch of new TV services and infrastructure.

Outsourcing trends:

•	Reduce and control spending

•	Focus on key business priorities

•	Greater operational efficiency

•	Lower risks, reduce complexity

•	Shared capacity—structural efficiency

OPERATIONS AND BUSINESS SUPPORT SYSTEMS

Operations Support Systems—for control

Rising network complexity drives the need for one consolidated “dashboard-style” Operations Support System (OSS). Our OSS includes capabilities for performance monitoring and fault management, configuration and security management as well as systems to optimize performance for efficiency. OSS can also handle multi-vendor equipment.

Business Support Systems—efficient billing and charging

Our Business Support Systems (BSS) support operators in instant provisioning and activation of services, devices and price plans. Our solutions can also provide real-time convergent charging (i.e. the user gets one invoice for both mobile and fixed usage) and billing and data management. With our solutions, operators can capture and secure revenue streams. Users can instantly start using a new service or device and control their spending.

Operators have to handle the increased data traffic in their networks along with many new devices. At the same time, operators introduce tiered pricing and new business models in order to maximize their revenues for mobile broadband services as well as voice traffic. This development requires upgrading of old support systems as well as the introduction of new BSS solutions.

Consulting and systems integration services are vital components of BSS solutions.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

CONSUMER AND BUSINESS APPLICATIONS

Interaction and collaboration

To support operators in growing their revenues, we provide new means of interaction and collaboration. Our solutions include messaging, social networks, location-based services, media, advertising, internet commerce and enterprise applications.

We support our customers in the modernization and consolidation of legacy service delivery systems and messaging systems, such as SMS, MMS and video mail.

Our Business Communication Suite (BCS) targets the enterprise market. It enables sharing of voice, video data, messaging and web conferences in a collaborative environment.

Our multimedia brokering solution facilitates payment and distribution of content. We act as the interface between enterprises and multiple mobile operators with consumer data and services such as via SMS.

Several of our solutions can be delivered as cloud services.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

OUR ASSETS

UNIQUE GLOBAL PRESENCE AND SCALE

Our global presence and scale give us a competitive advantage. In the industry consolidation, where operators are merging, we can handle larger cross-border contracts as well as targeted local assignments. It is key for us to stay close to customers, building trust, earning a strong track record and applying our in-depth expertise.

Today, over 1,000 networks in more than 180 countries use equipment supplied by us. Over the years, we have gained local knowledge and experience in network rollouts and systems integration as well as managing, upgrading and modernizing networks.

TECHNOLOGY LEADERSHIP—INVESTING FOR THE FUTURE

Our technology leadership is a key asset that we leverage. We focus on early involvement in creating new technologies, strong contribution in technology standardization work, development of intellectual property rights and establishment of licensing agreements. We pioneered the development of digital AXE switching, 2G/GSM, 3G/WCDMA and 4G/LTE, leading to 27,000 granted patents. We invested approximately 15 percent of our total sales into R&D in 2010. At year end, the number of R&D employees was more than 20,000. Over 80 percent of our product development is software related.

SERVICES LEADERSHIP

Networks are becoming increasingly complex and often include multi-vendor equipment. The knowledge gained from managing networks for 750 million subscribers is an asset. Today our global services organization handles consulting, systems integration, network rollout, network operation, customer support and education. Competence development is further enhanced by insourcing staff from operators and acquiring companies in consulting and systems integration.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Our breadth of experience enables us to offer end-to-end support to our customers.

ERICSSON ACADEMY

In 2010 we launched Ericsson Academy and Learning Services. It is an online platform for sharing knowledge and inspiration both internally and externally. The site offers free telecom tutorials, technical snapshots and a forum to exchange smart ideas.

CREATING A WINNING CULTURE

We want to attract and develop the most competent, high-performing and motivated people in the industry. The culture we encourage is innovative, fast moving and responsive, with a business-winning mindset. To get the entire company moving in this direction, we implemented a group wide empowerment program. We also run a leadership training program to promote global diversity and cultivate top talent worldwide.

PUTTING CONSUMER INSIGHT TO WORK

To stay abreast of consumer trends, we use our ConsumerLab market research unit, which conducts more than 40,000 interviews annually. This represents the combined opinions and behavior patterns of more than 1 billion people. Not only do we incorporate these insights into our product development, but we can also make them available to our customers.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

2010 HIGHLIGHTS

JANUARY-MARCH

•	World record of 84 Mbps HSPA demonstrated.

•	TeliaSonera rolls out 4G/LTE in Norway and Sweden, with core network and RBS 6000 from Ericsson. Three more customers have since launched LTE.

•	Ericsson delivers LTE network equipment and services to AT&T.

•	A world record is set with 1 Gbps for LTE in a live demo.

•	Ericsson performs a live demo of the world’s first high-speed microwave radio connection with a transporting capacity of 2.5 Gbps.

APRIL-JUNE

•	Ericsson increases presence in Korea by acquiring Nortel’s stake in the joint venture LG-Nortel. The business is consolidated by Ericsson.

•	First managed operations contract in Canada, for Mobilicity’s 3G network.

•	Indosat, Indonesia, prepares for 4G and launched Asia’s fastest network with 42 Mbps.

•	Ericsson chosen to operate Telefonica’s network operations center in São Paulo.

•	Ericsson provides industry’s first 3D sports television network, ESPN 3D, with standards-based video processing solution, tuned for 3D and HD broadcasts.

JULY-SEPTEMBER

•	Mobile data is growing ten times faster than voice.

•	China Mobile Hebei selects Ericsson as its managed services partner.

•	MetroPCS launches first 4G/LTE network in the USA, with Ericsson as primary supplier.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

•	Ericsson gets its largest fiber-to-the-home contract in India.

•	Ericsson announces embedded mobile broadband modules—world’s first to support 21 Mbps (HSPA) for notebooks and other consumer electronics.

•	EMOBILE upgrades its HSPA network with the HSPA Evolution technology—the highest-speed network in Japan with a peak data rate of 42 Mbps.

OCTOBER-DECEMBER

•	TeliaSonera renews and expands its managed services contract with Ericsson to include field service for voice and data networks in 29 countries.

•	Hans Vestberg, CEO, participated via Telepresence at COP 16 in Mexico, to stress the importance of ICT in addressing climate change.

•	Ericsson is selected as key equipment and services provider for next evolution of the Sprint network, supplying radio access, core and IP/Microwave backhaul.

•	Ericsson wins managed services contract with China Unicom.

•	Verizon Wireless launches the world’s largest LTE network with Ericsson as the primary vendor.

•	3 Italia chooses Ericsson for data center consolidation and modernization of IT infrastructure.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

FIVE-YEAR SUMMARY

For definitions of the financial terms used, see Glossary, Financial Terminology and Exchange Rates.

FIVE-YEAR SUMMARY

SEK million	2010		Change	2009	2008	2007	2006

Income statement items
Net sales	203,348		–2%	206,477	208,930	187,780	179,821
Operating income	16,455		178%	5,918	16,252	30,646	35,828
Financial net	–672		–307%	325	974	83	165
Net income	11,235		172%	4,127	11,667	22,135	26,436

Year-end position
Total assets	281,815		4%	269,809	285,684	245,117	214,940
Working capital	105,488		6%	99,079	99,951	86,327	82,926
Capital employed	182,640		1%	181,680	182,439	168,456	142,447
Gross cash	87,150		14%	76,724	75,005	57,716	62,280
Net cash	51,295		42%	36,071	34,651	24,312	40,728
Property, plant and equipment	9,434		–2%	9,606	9,995	9,304	7,881
Stockholders’ equity	145,106		4%	139,870	140,823	134,112	120,113
Non-controlling interest	1,679		45%	1,157	1,261	940	782
Interest-bearing liabilities and post-employment benefits	35,855		–12%	40,653	40,354	33,404	21,552

Other information
Earnings, per share, basic, SEK	3.49		203%	1.15	3.54	6.87	8.27
Earnings, per share, diluted, SEK	3.46		204%	1.14	3.52	6.84	8.23
Cash dividends per share, SEK	2.25	1)	13%	2.00	1.85	2.50	2.50
Stockholders’ equity per share, SEK	45.34		4%	43.79	44.21	42.17	37.82

Number of shares outstanding (in millions)
end of period, basic	3,200		—	3,194	3,185	3,180	3,176
average, basic	3,197		—	3,190	3,183	3,178	3,174
average, diluted	3,226		—	3,212	3,202	3,193	3,189
Additions to property, plant and equipment	3,686		–8%	4,006	4,133	4,319	3,827
Depreciation and write-downs/impairments of property, plant and equipment	3,296		–6%	3,502	3,105	2,914	3,038
Acquisitions/capitalization of intangible assets	7,246		—	11,413	1,287	29,838	18,319
Amortization and write-downs/impairments of intangible assets	6,657		–23%	8,621	5,568	5,459	4,479
Research and development expenses	31,558		–5%	33,055	33,584	28,842	27,533
as percentage of net sales	15.5%		—	16.0%	16.1%	15.4%	15.3%

Ratios
Operating margin excluding joint ventures	8.7%		—	6.5%	8.0%	12.5%	16.7%
Operating margin	8.1%		—	2.9%	7.8%	16.3%	19.9%
EBITA margin	11.0%		—	6.7%	9.4%	18.0%	21.0%
Cash conversion	112%		—	117%	92%	66%	57%
Return on equity	7.8%		—	2.6%	8.2%	17.2%	23.7%
Return on capital employed	9.6%		—	4.3%	11.3%	20.9%	27.4%
Equity ratio	52.1%		—	52.3%	49.7%	55.1%	56.2%
Capital turnover	1.1		—	1.1	1.2	1.2	1.3
Inventory turnover days	74		—	68	68	70	71
Trade receivables turnover	3.2		—	2.9	3.1	3.4	3.9
Payment readiness, SEK million	96,951		9%	88,960	84,917	64,678	67,454
as percentage of net sales	47.7%		—	43.1%	40.6%	34.4%	37.5%

Statistical data, year-end
Number of employees	90,261		9%	82,493	78,740	74,011	63,781
of which in Sweden	17,848		–2%	18,217	20,155	19,781	19,094
Export sales from Sweden, SEK million	100,070		6%	94,829	109,254	102,486	98,694

1)	For 2010, as proposed by the Board of Directors.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

SHARE INFORMATION

STOCK EXCHANGE TRADING

The Ericsson Class A and Class B shares are listed on NASDAQ OMX Stockholm. In the United States, the Class B shares are listed on NASDAQ in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR) under the symbol ERIC. Each ADS represents one Class B share.

In 2010, approximately 6 (7) billion Ericsson shares were traded, of which about 3.4 billion were traded on NASDAQ OMX Stockholm and about 1.6 billion were traded on NASDAQ. (Note: The approximate total volumes include trading on alternative trading venues such as BATS Europe, Burgundy, Chi-X Europe.)

Trading volume in Ericsson shares decreased by approximately 30 percent on NASDAQ OMX Stockholm and decreased by approximately 7 percent on NASDAQ as compared to 2009.

CHANGES IN NUMBER OF SHARES AND CAPITAL STOCK 2006–2010

		Number of shares	Share capital
2006	December 31 (no changes)	16,132,258,678	16,132,258,678
2007	December 31 (no changes)	16,132,258,678	16,132,258,678
2008	June 2, reverse split 1:5	3,226,451,735	16,132,258,678
2008	July 23, new issue. (Class C shares, later converted to Class B)	19,900,000	99,500,000
2008	December 31	3,246,351,735	16,231,758,678
2009	June 8, new issue (Class C-shares, later converted to Class B)	27,000,000	135,000,000
2009	December 31	3,273,351,735	16,366,758,678
2010	December 31	3,273,351,735	16,366,758,678

PERFORMANCE INDICATORS

	2010	2009	2008	20072)	20062)
Earnings per share, diluted (SEK)	3.46	1.14	3.52	6.84	8.23
Operating income per share (SEK)1)	7.42	5.80	7.50	9.64	11.29
Cash flow from operating activities per share (SEK)	8.31	7.67	7.54	6.04	5.82
Stockholders’ equity per share, basic, end of period (SEK)	45.34	43.79	44.21	42.17	37.82
P/E ratio	22	57	17	11	17
Total shareholder return (%)	22	15	–20	–43	3
Dividend per share (SEK)3)	2.25	2.00	1.85	2.50	2.50

1)	For 2010, 2009 and 2008 excluding restructuring charges.
2)	2006 and 2007 restated for reverse split 1:5 in 2008.
3)	For 2010 as proposed by the Board of Directors.

For definitions of the financial terms used, see Glossary, Financial Terminology and Exchange Rates.

All performance indicators except Earnings per share, diluted, and Stockholders’ equity per share, basic, end of period are calculated on average number of shares outstanding, basic.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

THE ERICSSON SHARE

Share listings

NASDAQ OMX, Stockholm

NASDAQ, New York

Total number of shares outstanding	3,273,351,735
of which Class A shares	261,755,983
of which Class B shares	3,011,595,752
of which Ericsson treasury shares, Class B	73,088,515
Quotient value	SEK 5.00
Market capitalization, December 31, 2010	approx. SEK 255b.
GICs (Global Industry Classification)	45201020

Ticker codes

NASDAQ OMX	ERIC A
Stockholm	ERIC B
NASDAQ, New York	ERIC
Bloomberg NASDAQ	ERICA SS
OMX Stockholm	ERICB SS
Bloomberg NASDAQ	ERIC US
Reuters NASDAQ	ERICa.ST
OMX Stockholm	ERICb.ST
Reuters NASDAQ	ERIC.O

ISIN
ERIC A	SE0000108649
ERIC B	SE0000108656
ERIC	US2948216088
CUSIP	294821608

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

SHARE TREND

In 2010, Ericsson’s total market capitalization increased by about 18 (13) percent to SEK 255 billion (SEK 215 billion in 2009). The OMX Stockholm Index on NASDAQ OMX Stockholm increased by 23 percent, the S&P 500 Index increased by 13 percent and the NASDAQ composite index increased by 17 percent.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

OFFER AND LISTING DETAILS

Principal trading market—NASDAQ OMX Stockholm—share prices

The table below states the high and low share prices for our Class A and Class B shares as reported by NASDAQ OMX Stockholm for the last five years. Trading on the exchange generally continues until 5:30 p.m. (CET) each business day. In addition to trading on the exchange there is also trading off the exchange and on alternative venues during trading hours and also after 5:30 p.m. (CET).

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

Host market NASDAQ—ADS prices

The table below states the high and low share prices quoted for our ADSs on NASDAQ for the last five years. The NASDAQ quotations represent prices between dealers, not including retail mark-ups, markdowns or commissions, and do not necessarily represent actual transactions.

SHARE PRICES ON NASDAQ OMX STOCKHOLM

(SEK)	2010	2009	2008	20071)	20061)
Class A at last day of trading	74.00	65.00	59.30	76.80	138.00
Class A high for year (June 21, 2010)	88.40	78.80	83.60	148.50	154.50
Class A low for year (January 4, 2010)	65.20	55.40	40.60	73.00	104.50
Class B at last day of trading	78.15	65.90	58.80	75.90	138.25
Class B high for year (June 21, 2010)	90.45	79.60	83.70	149.50	155.00
Class B low for year (January 4, 2010)	65.90	55.50	40.60	72.65	104.50

1)	2006 and 2007 restated for reverse split 1:5 in 2008.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

SHARE PRICES ON NASDAQ NEW YORK

(USD)	2010	2009	2008	20071)	20061)
ADS at last day of trading	11.53	9.19	7.81	11.68	20.12
ADS high for year (April 23, 2010)	12.39	10.92	14.00	21.71	20.57
ADS low for year (February 5, 2010)	9.40	6.60	5.49	11.12	14.44

1)	2006 and 2007 restated for reverse split 1:5 in 2008.

SHARE PRICES ON NASDAQ OMX STOCKHOLM AND NASDAQ

	NASDAQ OMX Stockholm				NASDAQ
	SEK per Class A share		SEK per Class B share		USD per ADS1)
Period	Low	High	Low	High	Low	High
Annual high and low
20062)	104.50	154.50	104.50	155.00	14.44	20.57
20072)	73.00	148.50	72.65	149.50	11.12	21.71
2008	40.60	83.60	40.60	83.70	5.49	14.00
2009	55.40	78.80	55.50	79.60	6.60	10.92
2010	65.20	88.40	65.90	90.45	9.40	12.39

Quarterly high and low
2009 First Quarter	55.40	78.00	55.50	78.70	6.60	9.65
2009 Second Quarter	64.10	78.80	64.00	79.60	8.10	9.92
2009 Third Quarter	65.80	78.60	66.10	79.50	9.10	10.84
2009 Fourth Quarter	64.70	76.25	65.25	76.95	8.94	10.92
2010 First Quarter	65.20	78.70	65.90	80.00	9.40	11.33
2010 Second Quarter	73.00	88.40	74.15	90.45	9.51	12.39
2010 Third Quarter	69.00	86.55	70.85	89.35	9.62	12.20
2010 Fourth Quarter	66.95	77.05	68.85	79.95	9.96	11.71

Monthly high and low
August 2010	69.00	79.45	70.85	81.05	9.62	11.40
September 2010	69.70	78.50	71.85	80.65	9.98	11.33
October 2010	68.80	74.50	70.65	76.80	10.49	11.60
November 2010	66.95	72.00	68.85	74.20	9.96	11.20
December 2010	70.00	77.05	72.45	79.95	10.48	11.71
January 2011	72.50	78.55	74.80	82.00	10.99	12.61
February 2011	74.00	80.05	77.15	83.00	12.09	12.93

1)	One ADS = 1 Class B share.
2)	2006 and 2007 restated for reverse split 1:5 in 2008.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

SHAREHOLDERS

As of December 31, 2010, the Parent Company had 630,592 shareholders registered at Euroclear Sweden AB (the Central Securities Depository—CSD), of which 1,334 holders had a US address. According to information provided by Citibank, there were 262,814,956 ADSs outstanding as of December 31, 2010, and 4,888 registered holders of such ADSs. A significant number of Ericsson ADSs are held by banks, broker and/or nominees for the accounts of their customer. As of December 31, 2010, the number of bank, broker and/or nominee accounts holding Ericsson ADSs was 196,360.

According to information known at year-end 2010, almost 78 percent of our Class A and Class B shares were owned by institutions, Swedish and international.

Our major shareholders do not have different voting rights than other shareholders holding the same classes of shares.

As far as we know, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) separately or jointly.

TOP EXECUTIVES AND BOARD MEMBERS, OWNERSHIP

	Number of Class A shares	Number of Class B shares	Voting rights, percent
Top executives and Board members as a group (31 persons)	2,416	3,937,920	0.07

For individual holdings, see Corporate Governance Report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

The table shows the total number of shares in the Parent Company owned by top executives and Board members (including Deputy employee representatives) as a group as of December 31, 2010.

The following table shows share information, as of December 31, 2010, with respect to our 15 largest shareholders, ranked by voting rights, as well as percentage of voting rights as of December 31, 2010, 2009 and 2008.

LARGEST SHAREHOLDERS, DECEMBER 31, 2010 AND PERCENTAGE OF VOTING RIGHTS, DECEMBER 31, 2010, 2009 AND 2008

Identity of person or group1)	Number of Class A shares	Of total Class A shares, percent	Number of Class B shares	Of total Class B shares, percent	2010 Voting rights, percent	2009 Voting rights, percent	2008 Voting rights, percent
Investor AB	102,664,038	39.22	61,414,664	2.04	19.33	19.33	19.42
AB Industrivärden	77,680,600	29.68	0	0.00	13.80	13.62	13.28
Handelsbankens Pensionsstiftelse	19,800,000	7.56	0	0.00	3.52	3.52	3.00
Skandia Liv	15,719,072	6.01	10,745,693	0.36	2.98	3.02	2.89
Swedbank Robur Fonder AB	1,495,549	0.57	138,868,343	4.61	2.73	3.07	2.44
Pensionskassan SHB Försäkringsföreningen	11,672,000	4.46	0	0.00	2.07	2.25	2.26
BlackRock Fund Advisors	0	0.00	81,187,654	2.70	1.44	1.81	0.00
Dodge & Cox, Inc.	0	0.00	80,330,400	2.67	1.43	1.05	0.98
AMF Pensionsförsäkring AB	800,000	0.31	67,174,148	2.23	1.34	1.30	1.55
OppenheimerFunds, Inc.	0	0.00	72,416,412	2.40	1.29	1.29	1.31
Handelsbanken Fonder AB	1,340	0.00	59,260,630	1.97	1.05	0.94	1.02
Gamla Livförsäkringsbolaget SEB Trygg Liv	4,675,919	1.79	12,275,600	0.41	1.05	0.98	1.04
Aberdeen Asset Managers Ltd.	0	0.00	56,648,517	1.88	1.01	0.71	0.38
SEB Investment Management AB	498,441	0.19	50,604,935	1.68	0.99	0.89	0.98
PRIMECAP Management Co.	0	0.00	52,241,292	1.73	0.93	0.83	0.56
Others	26,749,024	10.21	2,268,427,464	75.32	45.04	45.39	48.89

Total	261,755,983	100.00	3,011,595,752	100.00	100.00	100.00	100.00

1)	Source: Capital Precision.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

LETTER FROM MICHAEL TRESCHOW

Dear shareholders,

When I summarized year 2009, I wrote that the key future opportunities for the industry and Ericsson would be increased mobile traffic. In 2010 we saw massive data traffic uptake, driven by laptops and smartphones. The global mobile data traffic actually more than doubled. As a consequence, Ericsson saw a growing demand for mobile broadband.

The telecom industry has for a very long time been characterized by rapid technology development and consolidation. Along with the introduction of new technologies, Ericsson’s business is becoming more and more services and software-related. Management has taken action to adapt the Company to this change and the implementation of a new organization has so far been smooth. This is an important foundation for Ericsson’s future growth.

In 2010, Ericsson acquired companies to the value of SEK 3.3 billion. Many new employees came aboard during the year, 5,250 joined through acquisitions and about 1,300 through managed services contracts. The Board closely follows the integration of acquired businesses and the insourcing of new employees from operators via managed services contracts. Ericsson has a well-established integration process and a culture where new colleagues quickly become a part of the Company.

During the year, The Board has continued to monitor the Company’s remuneration principles. The Board is of the opinion that Ericsson has a well-balanced and competitive compensation structure which rewards performance. We think it is beneficial that senior executives invest in shares and we hope the new long-term variable remuneration (LTV) program will prove to be motivational.

Ericsson has a strong financial position with net cash of SEK 51.3 billion. A strong cash position is important since it gives the Company the ability to play a role in industry consolidation and to strengthen its assets in areas such as systems integration and consulting.

At my very first Board meeting in April 2002, Ericsson was in a quite different situation. The Company was in a financial crisis and at that meeting, we took the decision to propose a rights offering of SEK 30 billion. Since then we have paid back about SEK 41.9 billion in dividends to our shareholders, including the proposed dividend for 2010. In 2002 the share price declined below the subscription price of SEK 3.80 per B-share. Following the rights offering the share price saw sustained growth until 2007. Since then the share price has underperformed.

It has been an exciting journey for me to help to steer Ericsson and shape the industry during my years as Chairman of the Board. I have introduced two new CEOs and their management teams. We have seen the services part of the Company grow to represent close to 40 percent of revenues. Ericsson and the industry are now in the initial phase of rolling out mobile broadband on a large scale.

It is an exciting future ahead for Ericsson. Taking into account the Company’s strong market and financial position, it is well positioned to continue to lead the industry.

After nine years in this position it is time to hand over to my successor. I wish the new chairman and Ericsson all the best.

Michael Treschow

Chairman of the Board

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

BOARD OF DIRECTORS’ REPORT

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

This Board of Directors’ Report is based on Ericsson’s consolidated financial statements, prepared in accordance with IFRS as endorsed by the EU. The application of reasonable but subjective judgments, estimates and assumptions to accounting policies and procedures affects the reported amounts of assets and liabilities and contingent assets and liabilities at the balance sheet date as well as the reported amounts of revenues and expenses during the reporting period. These amounts could differ materially under different judgments, assumptions and estimates. Please see Note C2—“Critical Accounting Estimates and Judgments” (p. 91).

Also non-IFRS measures are used to provide meaningful supplemental information to the IFRS results. Non-IFRS measures are designed to facilitate analysis by indicating Ericsson’s underlying performance. However, these measures should not be viewed in isolation or as substitutes to the IFRS measures. A reconciliation of non-IFRS measures with the IFRS results can be found on page 34.

This report includes forward-looking statements subject to risks and uncertainties. Actual billion developments could differ materially from those described or implied. Please see “Forward-Looking Statements” (p. 175) and “Risk Factors” (p. 167).

The external auditors review the quarterly interim reports, perform audits of the Annual Report and report their findings to the Board and its Audit Committee.

The terms “Ericsson”, “the Group”, and unless the context reasonably requires otherwise also “the Company”, all refer to Telefonaktiebolaget LM Ericsson and its subsidiaries. The “Parent Company” solely refers to Telefonaktiebolaget LM Ericsson. Unless otherwise noted, numbers in parentheses 0 refer to the previous year (i.e. 2009).

VISION

Ericsson’s vision is to be the prime driver in an all-communicating world. The vision of an all-communicating world is rapidly becoming a reality as there are more than 5.3 billion subscriptions today for mobile telecommunications. Ericsson envisions a continued evolution, from having connected 5 billion people to connecting 50 billion “things”. The Company envisions that anything that can benefit from being connected will be connected, mainly via mobile broadband.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

STRATEGY

By leveraging global presence and scale as well as technology and services leadership, Ericsson will continue to be the prime driver in the telecom industry.

Global presence and scale

Ericsson has today business in more than 180 countries. The Company is the largest provider of operator equipment and with 45,000 service professionals, the Company has secured scale advantages.

Going forward, Ericsson intends to increase its market share in the solution areas: Communication Services, Consumer and Business Applications, Fixed Broadband and Convergence, Managed Services, Mobile Broadband, Operations and Business Support Systems and Television and Media Management.

With its strong financial position, the Company intends to grow also through acquisitions, targeting small and medium-sized companies.

Ericsson sees opportunities to increase its footprint, i.e. installed equipment base, mainly in Europe, where its market share is lower than the overall global position. By outperforming its competitors, there is an opportunity for the Company to grow footprint by achieving a larger part of a roll-out project than initially assigned by the customer.

Market indicators

In understanding where the market is heading, Ericsson follows different drivers.

For segment Networks the Company monitors the traffic development in the networks and the evolution of the installed equipment. These parameters vary between countries and regions. Operators’ total capital expenditure is not a key indicator since only around 50 percent of the cost is related to telecom. Of the telecom part, about 10-15 percent is designated for telecom equipment. Accordingly, operator capital expenditure can therefore decrease without necessarily impacting Ericsson sales.

For segment Global Services, it is relevant to study operators’ operating expenses, since Ericsson offers services and solutions to reduce their operating cost.

Multimedia is more fragmented, with a number of parameters for different parts of the business.

Business mix

Ericsson’s Group margins depend to a high degree on the business mix with the proportion of services, software and hardware content as well as type of projects. Rolling out a new network, increasing coverage, or modernizing a network, means deploying hardware, i.e. radio base stations (RBSs) and controllers, on a large scale. These projects are often won in open tenders in a highly competitive environment. Later, after deployment, the hardware will be regularly upgraded with software to enable for example higher data speeds and new functionality/features. These upgrades normally provide the Company with more even revenue streams. The initial large projects are a necessary first step to secure future software and services business when upgrades and/or expansions of the networks take place.

Technology leadership

By continuing to invest in research and development (R&D), the Company will secure its technology leadership. The objectives are to deliver superior performance and to be the thought leader in the industry.

Ericsson has one of the industry’s largest organizations for R&D.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Research and development

The Company’s total spend on R&D was SEK 29.9 (27.0) billion excluding restructuring charges. More than 20,000 people work in developing products and solutions. With approximately 600 research engineers, research accounts for about three percent of the overall investment in R&D.

All research is closely connected to future solutions and products. The applied research usually targets products that will reach the market within three to five years. Research performed in the areas of multimedia and user services target products and solutions which are closer in time. An increasing part of the solutions are software based which requires a different mode of operation in R&D. During the last years, developing the Company’s software capabilities has been important and a key part of this has been to implement new ways of working. An agile engineering method has been implemented, allowing quick response to market changes. The new ways of working as well as product packaging, enable online delivery of software, and new customization possibilities. The strategy to develop software-based solutions also means new business models in the customer engagement, such as software subscription or software-as-a-service.

The research activities are performed in-house as well as in collaboration with research institutes and universities. An essential part of the research work is performed in parallel with standardization work. Standardization is performed together with peers in different industry bodies. Open standards are a foundation for the industry in order to secure ecosystems and interoperability.

To speed up the transfer of knowledge and research concepts into product development, research engineers responsible for the initial project usually move along to the product development units. To fill the gap in the research organization, Ericsson continuously recruits talented research engineers with the task to take on new projects.

When developing new technologies such as 3G/WCDMA or 4G/LTE, the project cycles have normally been longer, up to ten years. However, when developing new services or applications other project models have been created with shorter lead-times, sometimes only a few months. In order to shorten the time from idea to product, Ericsson has introduced beta tests with up to 1,000 users trying out new services and applications. A focus area for Ericsson is now how to support the commercialization of these ideas into new solutions.

Every quarter, the executive team in Ericsson reviews the project portfolio in R&D. Return on investment is calculated as net present value for the different projects.

Read more about Ericsson’s R&D in 2010 on page 31.

Intellectual property rights and licensing

The intellectual property rights (IPR) are licensed to other companies (infrastructure equipment suppliers, embedded module suppliers, handset suppliers and mobile application developers) in return for royalty payments and/or access to their IPRs. The Company is of the opinion that it has access to all essential patents that are material to the business in part or in whole. The net revenue from IPRs was about SEK 4.6 (4.5) billion in 2010.

Services leadership

With 45,000 service professionals across the world, the Company has the industry’s largest services organization. The Company provides managed services, consulting and systems integration, customer support and network rollout.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

The services organization, with its broad skills and experiences, provides a competitive advantage for sales of infrastructure.

Drawing on the experiences gained in providing services related to the infrastructure business, the Company is also able to offer new, more advanced and stand-alone services, such as managing data centers. A key area is to develop new business models such as network sharing and new ways of bundling technology and services. The Company has over the years strengthened its competence in services through the insourcing of staff from telecom operators and acquiring small and medium-sized companies in the field of consulting and systems integration.

Moving into new industry segments

Ericsson has in 2010 taken the decision to increase its efforts to approach customers in new segments, such as governments, health industry, transport and utilities. These are industries with either similar business models as telecom operators and/or obvious benefits from mobile broadband.

Guiding principles

The basic principles for Ericsson’s strategy are:

•	Customer intimacy; highly qualified employees working closely with the customer to create effective solutions

•	Continuous process improvements and innovation in all areas

•	Scale in delivery and technical solutions.

BUSINESS FOCUS

Meeting demand for mobile broadband worldwide

The business focus in 2010 has been to provide operators with mobile broadband. The most obvious driver of this development was the massive data traffic growth, especially in the US and Japan.

Recently introduced mobile devices such as smartphones and tablets drive data traffic and the need for higher speeds and enhanced capacity in the networks.

Telecom operators across the world see an increasing part of their revenues emerging from data, although voice still is the main source for sales revenues. For some operators in Japan, mobile data represents more than 50 percent of total revenues. In many countries, such as the US, operators have introduced tiered pricing for mobile data services, further spurring demand for data services. In addition, quality of service has become a differentiator for operators, driving investments for expansions and upgrades.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

For Ericsson, this resulted in an increasing demand for mobile broadband and quicker than expected ramp-up of volumes of the new radio-base station RBS 6000. During the first half of 2010, Ericsson was still impacted by the cautious operator investments that started in the second half of 2009. The Company also put a lot of focus on mitigating the effects of the industry-wide component shortage that occurred mid 2010. While the supply of components has now normalized, we are still not fully meeting the increased demand on certain mobile broadband products. The total global number of mobile subscriptions is 5.3 billion. In 2010, mobile broadband subscriptions increased more than 60 percent to approximately 600 million, still only representing some 10 percent of total mobile subscriptions. Ericsson expects the strong uptake for mobile broadband to continue in 2011. Already in 2011, the number of mobile broadband subscriptions is expected to hit one billion. This development is mainly driven by the use of smartphones. Devices with embedded modules such as tablets are also expected to show continuously strong growth.

Increasing market share

In 2010, focus was also on increasing footprint in Europe and to secure footprint in the rollout of 3G networks in India. In Europe, approximately 800,000 radio-base stations are expected to be replaced. These base stations were installed before 2004 and consume 30 percent more energy than new equipment. Since energy represents a significant part of the total operating expenses of a radio site, replacement is a good business case. Ericsson has seen the initial modernization of networks in Europe and has so far managed to gain contracts in countries where the Company previously had a weaker position. However, modernization projects typically last for a couple of years, so it is still too early to conclude what the Company’s market position will be. Ericsson has in general a lower market share in Europe than in the rest of the world. This was a result of the 3G rollouts that took place in Europe approximately eight years ago. Ericsson was then in a financially turbulent situation and lost out on certain 3G deals.

In India, 3G rollouts started in 2010 and Ericsson has maintained a market share in line with its 2G position.

Ericsson also acquired companies to strengthen its market position:

•	Nortel’s GSM business in North America with 350 employees

•	Nortel’s share in LG-Nortel in Korea with 1,300 employees.

Ericsson also signed agreements to acquire GDNT, a Chinese R&D and services company with 1,100 employees, and the Nortel multi-service switch business. These two businesses were not consolidated in 2010.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Technology

Ericsson invested SEK 29.9 (27.0) billion in R&D in 2010, excluding restructuring charges. The increase is mainly a result of consolidation of acquired companies.

Of the total cost for development of new products in 2010, the majority was spent on further enhancements of 3G/ WCDMA/HSPA as well as 4G/LTE. Resources are also spent on further adaptations of 2G/GSM although at lower levels compared to previous years.

The complexity in the industry with a number of technologies installed, new solutions and services as well as more frequencies used, requires continued efforts in R&D to secure Ericsson’s technology leadership also in coming years.

Current radio research focus is on ensuring that radio networks can handle the massive data growth that we have experienced since introducing mobile broadband technologies.

Ericsson held approximately 27,000 (25,000) granted patents globally as of December 31, 2010. The Company believes it holds approximately 25 percent of all essential patents in LTE.

The Company has a number of essential patents relating to GSM, Edge, WCDMA, HSPA, TD-SCDMA, CDMA2000, WiMAX and LTE. Ericsson also holds patents in other areas, including IMS, voice-over-IP, ATM, messaging, WAP, Bluetooth, SDH/ SONET, WDM and carrier Ethernet.

Read more about Ericsson’s R&D strategy and IPR’s on page 28.

Increasing services business

In 2010, 54 (30) managed services contracts were signed, with fixed, mobile and cable operators and for enterprise networks. 26 (9) of the contracts were extensions or expansions.

The year was also characterized by further acquisitions. The Company acquired companies in the area of consulting and systems integrations:

•	Pride in Italy with 1,000 employees

•	InCode, a US strategy and consulting firm with 45 employees

•	Optimi, a US-Spanish network management and optimization company with 200 employees.

Competence and skills

Ericsson introduced a new go-to-market model in 2010. The Company set up ten regions, replacing the former 23 market units. The regions approach customers with solutions, covering services, software and hardware. By this, Ericsson will move from a product-led to a solutions-led sales approach, selling the full breadth of the portfolio. The Company also started up projects in the regions, developing solutions for new customer segments.

At year end, Ericsson had 90,261 (82,493) employees. In 2010, 5,250 individuals joined Ericsson through acquisitions and about 1,300 through managed services contracts. Approximately 5,000 were made redundant and 6,000 were recruited. The vast majority of recruitments took place in India, China and Brazil. These new recruitments were primarily made within the areas of R&D and service delivery.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Half of the workforce, 45,000 people, are service professionals. The competence and capabilities of the Company’s employees is increasingly service and software oriented.

OPERATIONAL GOALS AND RESULTS

Ericsson’s overall goal is to create shareholder value. Management uses four metrics to monitor the Company’s overall performance: faster than market sales growth, a best-in-class margin, a strong cash conversion and growth in JV earnings.

Shareholder value creation

Grow faster than the market

The Company is the largest provider of operator equipment. In the market for 4G/LTE, the Company’s market share is higher than for earlier radio technology generations since Ericsson has managed to get a good start in the rollout of 4G/LTE. The 4G/ LTE market is still small though, since it is in its initial phase. When including CDMA in the operator equipment market, Ericsson increased its market share in 2010 due to the acquired Nortel business. In professional services, the company is estimated to have kept or slightly increased its market share. The overall market position for segment Multimedia is difficult to assess, as the market is fragmented.

Best- in-class operating margin

The operating margin for the Company, excluding joint ventures and restructuring charges, was 12 (12) percent. Based on reported results for 2010, we believe the margin remains the highest among the Company’s traditional telecom competitors that are publicly listed.

Cash conversion of over 70 percent

The cash conversion rate for 2010 was 112 (117) percent, reflecting a strong focus on cash flow and a higher net income. Cash conversion is defined as cash flow from operating activities divided by net income reconciled to cash.

Growth in JV earnings

JV earnings improved in 2010 to SEK –0.7 (–6.1) billion, excluding restructuring charges. Ericsson’s share in earnings in Sony Ericsson was SEK 0.9 (–4.8) billion, excluding restructuring charges, and in ST-Ericsson SEK –1.5 (–1.3) billion, excluding restructuring charges. Sony Ericsson’s improved results were driven by a streamlined product portfolio focused on higher-end smartphones and an improved cost structure. ST-Ericsson is on its way of completing the transition program and has new products coming.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Other performance indicators

Ericsson believes that satisfied customers and motivated employees are key to success.

Customer satisfaction

Every year, an independent customer satisfaction survey is performed. In 2010, approximately 10,000 representatives, in different professions, of Ericsson customers around the world were polled to assess their satisfaction with Ericsson, compared to its main competitors. Over the past five years, Ericsson has maintained a level of excellence. The goal is to increase this level further.

Employee engagement

In 2004 Ericsson began measuring motivation among its employees. This survey is conducted by an independent company. In 2010, 87 (91) percent of all employees across the world responded to the survey. The human capital index, which measures employee contribution in adding value for customers and meeting business goals, was 72 (69). This is a high level, but as with customer satisfaction, the objective is to further increase employee engagement and motivation.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

FINANCIAL RESULTS OF OPERATIONS

ABBREVIATED INCOME STATEMENT WITH RECONCILIATION IFRS—NON-IFRS MEASURES

	IFRS			Restructuring charges			Non-IFRS measures		Percent change	Non-IFRS measures
SEK billion	2010	2009	2008	2010	2009	2008	2010	2009		2008
Net sales	203.3	206.5	208.9				203.3	206.5	–2%	208.9
Cost of sales	–129.1	–136.3	–134.6	–3.4	–4.2	–2.5	–125.7	–132.1	–5%	–132.1

Gross income	74.3	70.2	74.3	–3.4	–4.2	–2.5	77.6	74.4	4%	76.8
Gross margin %	36.5%	34.0%	35.5%				38.2%	36.0%		36.8%

Operating expenses	–58.6	–60.0	–60.6	–3.5	–7.1	–4.2	–55.2	–52.9	4%	–56.4
Operating expenses as % of sales	28.8%	29.0%	29.0%				27.1%	25.6%		27.0%
Other operating income and expenses	2.0	3.1	3.0	—	—	—	2.0	3.1	–35%	3.0

Operating income before share in earnings of JVs and associated companies	17.6	13.3	16.7	–6.8	–11.3	–6.7	24.4	24.6	–1%	23.4
Operating margin % before share in earnings of JVs and associated companies	8.7%	6.5%	8.0%				12.0%	11.9%		11.2%

Share in earnings of JVs and associated companies	–1.2	–7.4	–0.4	–0.5	–1.3	–0.9	–0.7	–6.1		0.4

Operating income	16.5	5.9	16.3	–7.3	–12.6	–7.6	23.7	18.5	28%	23.9
Operating margin %	8.1%	2.9%	7.8%				11.7%	9.0%		11.4%

Financial income and expense, net	–0.7	0.3	1.0
Taxes	–4.5	–2.1	–5.6
Net income	11.2	4.1	11.7
EPS diluted (SEK)	3.46	1.14	3.52

Non-IFRS measures are used in the income statement as supplemental information to the IFRS results. Since there were significant restructuring costs during 2008, 2009 and 2010 and consequently significant impact on reported results and margins, non-IFRS measures excluding restructuring charges are presented to facilitate analysis by indicating Ericsson’s underlying performance. However, these measures should not be viewed in isolation or as substitutes to the IFRS measures. For more details on the restructuring activities and corresponding charges, please see Note C5—“Expenses by Nature”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Financial results of operations

Growth of sales, operating margin and net income are the overriding targets. In 2010, sales did not increase despite the strong demand for mobile broadband in the second half of the year. However, net income improved significantly, mainly due to improvements in Sony Ericsson earnings and less restructuring charges. For 2011, the main objectives remain. To achieve these targets, an essential ingredient is a continued focus on cost and internal efficiency work.

Sales

The cautious operator investments that started to impact in the second half of 2009 continued during the first half 2010. In the second half of 2010 demand for mobile broadband started to increase. During part of the year, the Company struggled with the industry-wide component shortage. At year end, the supply of components had normalized. Despite necessary inflow of components, the Company could at year-end not fully meet the increased demand on certain mobile broadband products. In 2010, voice related sales decreased and the increase in demand for mobile broadband products and services could not fully compensate for that decline.

Sales were also negatively impacted by the strong SEK. Sales for comparable units, adjusted for currency exchange rate effects and hedging, decreased—7 percent.

In 2010, the Company saw the share of software sales decline to 24 (26) percent of sales. The portion of hardware increased to 37 (36) percent. The increase in hardware is a result of demand for mobile broadband products. In the short term, the software share might continue to decrease due to a higher portion of projects with a lot of hardware. Longer term, the software part should increase following more expansions and upgrades of networks.

Seasonality

The Company’s quarterly sales, income and cash flow from operations are seasonal in nature, generally lowest in the first quarter of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase patterns of network operators.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

MOST RECENT FIVE-YEAR AVERAGE SEASONALITY

	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential change	–21%	9%	–5%	30%
Share of annual sales	22%	25%	23%	30%

Gross margin

Gross margin, excluding restructuring charges, improved to 38 (36) percent due to business mix with a higher proportion of network upgrades and expansions. Cost of sales was also reduced as a result of efficiency work.

Operating expenses

To secure continued technology leadership, focus is on innovation and R&D. R&D expenses amounted to SEK 29.9 (27.0) billion. Spending on R&D as a percentage of sales was 15 (13) percent. The increase is a result of lower sales, higher investments in certain R&D areas and the acquired Nortel and LG-Ericsson operations. In 2011, R&D expenses of approximately SEK 31–33 billion is estimated, including restructuring charges. The amount might fluctuate due to currency exchange rate effects.

Selling and administrative expenses, excluding restructuring charges, was stable in relation to sales 12 (13) percent. The amount was SEK 25.3 (25.9) billion. In the year, there were positive effects from efficiency work along with the strong SEK. However, costs for the integration of acquired companies impacted negatively. The Company also conducted a growing number of LTE trials across the world which increased selling and administrative expenses.

Operating margin before JVs

Despite the improved gross margin, operating margin, before share in JV earnings and excluding restructuring charges, was flat at 12 (12) percent. This was an effect of increased R&D expenses.

Share in earnings of JVs

Sony Ericsson returned to profit in 2010, after two years of losses. The turnaround has been possible thanks to restructuring and a streamlined product portfolio focused on higher-end smartphones.

ST-Ericsson is still reporting a loss. The company is on its way of completing the transition program and has new products coming. Ericsson’s share in Sony Ericsson’s income before tax was SEK 0.9 (–4.8) billion, excluding restructuring charges. Ericsson’s share in ST-Ericsson’s income before tax, adjusted to IFRS, was SEK –1.5 (–1.3) billion, excluding restructuring charges.

Operating income

Operating income increased significantly, due to improved earnings in Sony Ericsson.

Financial net

The financial net was SEK –0.7 (0.3) billion. The difference is mainly attributable to a negative impact of around SEK 0.6 billion due to foreign exchange currency revaluation effects and lower interest net of SEK 0.3 billion compared to 2009.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Taxes

The tax expense for the year was SEK 4.5 (2.1) billion or 28.8 (33.9) percent of income after financial items. The tax rate may vary between years depending on business and geographic mix. The tax rate excluding joint ventures and associated companies was 25.7 (25.7) percent due to lower tax rate from the loss-making joint venture.

Net income

Net income increased SEK 7.1 billion to SEK 11.2 (4.1) billion as a result of improved earnings in Sony Ericsson and less restructuring charges.

Earnings per share, diluted

Earnings per share increased by SEK 2.32 to SEK 3.46 (1.14), as a result of improved net income. The Board of Directors proposes a dividend of SEK 2.25 (2.00).

Restructuring charges

Total restructuring charges were SEK 6.8 (11.3) billion. Cash outlays was SEK 3.3 (4.2) billion. A cost reduction program was initiated in 2009 and completed by the second quarter 2010. Charges of SEK 4.2 billion were recognized in 2010 related to the program. In the second half of the year, an additional SEK 2.6 billion in charges were recognized. These charges primarily relate to efficiency activities in service delivery, product development and administration. At the end of the year, cash outlays of SEK 3.2 billion remain to be made. In 2011, restructuring charges of approximately SEK 2 billion are estimated.

RESEARCH AND DEVELOPMENT PROGRAM

	2010	2009	2008
Expenses (SEK billion)1)	29.9	27.0	30.9
As percent of Net sales	14.7%	13.1%	14.8%
Employees within R&D as at December 312)	20,800	18,300	19,800
Patents2)	27,000	25,000	24,000

1)	Excluding restructuring charges.
2)	The number of employees and patents are approximate.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

FINANCIAL POSITION

CONSOLIDATED BALANCE SHEET (ABBREVIATED)

December 31, SEK billion	2010	2009	2008
ASSETS
Non-current assets, total	83.4	87.4	87.2
of which intangible assets	46.8	48.2	48.2
of which property, plant and equipment	9.4	9.6	10.0
of which financial assets	14.5	15.3	14.1
of which deferred tax assets	12.7	14.3	14.9
Current assets, total	198.4	182.4	198.5
of which inventory	29.9	22.7	27.8
of which trade receivables	61.1	66.4	75.9
of which other receivables/financing	20.2	16.6	19.8
of which short-term investments, cash and cash equivalents	87.2	76.7	75.0
Total assets	281.8	269.8	285.7

EQUITY AND LIABILITIES
Equity	146.8	141.0	142.1
Non-current liabilities	38.3	43.3	39.5
of which post-employment benefits	5.1	8.5	9.9
of which borrowings	27.0	30.0	24.9
of which other non-current liabilities	6.2	4.8	4.7
Current liabilities	96.8	85.5	104.1
of which provisions	9.4	12.0	14.0
of which current borrowings	3.8	2.1	5.5
of which trade payables	25.0	18.9	23.5
of which other current liabilities	58.6	52.5	61.0
Total equity and liabilities1)	281.8	269.8	285.7

1)	Of which interest-bearing liabilities and post-employment benefits SEK 35.9 billion (SEK 40.7 billion in 2009).

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Ericsson’s strategy is to maintain a strong balance sheet including a sufficiently large cash position to ensure the financial flexibility to operate freely and to capture business opportunities. This has been particularly important during the past years’ difficult macroeconomic and financial market situation.

By maintaining a strong cash position, the Company can also maintain an active strategy for mergers and acquisitions. During 2010, Ericsson made five acquisitions and strengthened its market position in the USA and Korea along with adding competencies in consulting and systems integration.

An important focus area is the release of working capital. Major efforts have been made during the year in order to reduce days sales outstanding and inventory turnover days as well as to increase payable days. The target for inventory turnover days was not met, while the other two were achieved. The efforts to release further working capital will continue in 2011.

At year end, the strong SEK impacted net operating assets positively when translating assets denominated in foreign currencies into SEK.

The Board of Directors will propose to the Annual General Meeting 2011 a dividend of SEK 2.25 per share. In 2010, the dividend was SEK 2.00 per share. When considering the level of dividend, the Board of Directors take into account the need to secure a continued strong cash position as well as capital needed in order to secure a healthy business going forward.

Current assets

Inventory levels have been higher than expected due to the industry-wide component shortage and supply chain bottlenecks. At year end, inventory was SEK 29.9 (22.7) billion. The higher inventory level followed a higher level of work in progress in the regions. This was an effect from delayed project implementations within network rollout due to the component shortage earlier in the year. Effects from component shortage and supply

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

chain bottlenecks were eliminated at year end while there was still an impact of slightly higher component inventories. The target of inventory turnover days less than 65 days was not reached and improvement efforts will continue in 2011.

Trade receivables: Days sales outstanding reached high levels in parts of the year, but had improved significantly at year end, reaching 88 (106) days at year end. The improvement was mainly due to a strong collection and positive effects from a stronger SEK. The Company’s nominal credit losses have historically been low and continued to be so in 2010.

Net cash increased to SEK 51.3 (36.1) billion, mainly due to a strong operating cash flow. Read more about changes in cash on page 42.

Equity

Equity increased by SEK 5.8 billion to SEK 146.8 (141.0) billion. Net income was SEK 11.2 (4.1) billion and a dividend of SEK 6.7 (6.3) billion was paid during the year. The equity ratio was maintained at a healthy level of 52 (52) percent.

Return on equity increased to 7.8 (2.6) percent, primarily due to improved earnings in the joint venture Sony Ericsson and less restructuring charges.

Return on capital employed (ROCE) improved to 9.6 (4.3) percent. Excluding restructuring charges, ROCE would have been 13.6 (11.2) percent.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Non-current liabilities

Post-employment benefits related to defined benefit plans declined to SEK 5.1 (8.5) billion. The year 2010 was characterized by a general increase in discount rates and plan assets yielded higher than expected. Consequently, the Company experienced a decrease in the net pension liability and the funded ratio (plan assets as percentage of defined benefit obligations) increased to 89 (76) percent.

Current liabilities

Provisions declined to SEK 9.4 (12.0) billion. SEK 3.2 (4.3) billion were related to restructuring. The cash outlays of provisions were SEK 7.2 billion. The lower amount of provisions is mainly a result of business mix with more upgrades and expansions. There is also an effect of improved project management as well as geographical mix. Provisions will fluctuate over time, depending on business mix, market mix and technology shifts.

Payable days increased by five days to 62 (57) days. The target of payable days of above 60 days was met.

Non-current borrowings decreased to SEK 27.0 (30.0) billion. No major changes were made in the debt maturity profile during 2010. Debt of SEK 3.4 billion is maturing in 2012 and SEK 5.4 billion in 2013. The Company also has unutilized committed credit facilities of USD 2.0 billion available, maturing in 2014.

Credit ratings at “solid investment grade”

Credit ratings were unchanged during 2010, remaining at “solid investment grade”: Moody’s at Baa1 and Standard & Poor’s at BBB+, both with stable outlook.

Off-balance sheet arrangements

There are currently no material off-balance sheet arrangements that have, or would be reasonably likely to have, a current or anticipated effect on the Company’s financial condition, revenues, expenses, result of operations, liquidity, capital expenditures or capital resources.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

CASH FLOW

CASH FLOW (ABBREVIATED) JANUARY-DECEMBER

SEK billion	2010	2009	2008
Net income	11.2	4.1	11.7
Income reconciled to cash	23.7	21.0	26.0
Changes in operating net assets	2.9	3.5	–2.0
Cash flow from operating activities	26.6	24.5	24.0
Adjusted operating cash flow1)	29.8	28.7	22.1
Cash flow from investing activities	–12.5	–37.5	–8.5
of which capital expenditures, sales of PP&E, product development	–5.2	–4.9	–4.1
of which acquisitions/divestments, net	–2.8	–18.1	1.8
of which short-term investments for cash management purposes and other investing activities	–4.5	–14.5	–6.2
Cash flow before financing activities	14.0	–13.0	15.5
Cash flow from financing activities	–5.7	–1.7	–7.2

Cash conversion (Cash flow from operating activities divided by income reconciled to cash)	112%	117%	92%

Gross cash (Cash, cash equivalents and short-term investments)	87.1	76.7	75.0

Net cash (Gross cash less interest-bearing liabilities and post-employment benefits)	51.3	36.1	34.7

1)	Cash flow from operations excl. restructuring cash outlays that have been provided for.

At the end of the year, gross cash had increased by SEK 10.4 billion to SEK 87.2 (76.7) billion. The increase was mainly attributed to a strong cash flow from operating activities of SEK 26.6 (24.5) billion, offsetting investing activities of SEK 12.5 (37.5) billion and a dividend to shareholders of SEK 6.7 (6.3) billion.

Net cash increased to SEK 51.3 (36.1) billion.

Cash flow from operating activities

The adjusted operating cash flow was positively impacted by improved net income as well as released working capital.

Cash flow from operating activities tends to fluctuate between quarters. This is due to changes in trade receivables where there is a seasonal effect from project completion. There is also an effect from seasonal purchase patterns of network operators. The cash flow is therefore evaluated on a yearly basis.

Cash flow from investing activities

Cash outlays for recurring investing activities increased slightly to SEK –5.2 (–4.9) billion.

Acquisitions and divestments during the year were net SEK –2.8 (–18.1) billion, with the major items being the Nortel stake in the LG-Nortel joint venture and Nortel’s GSM business in North America. Divestments were SEK 0.5 (1.2) billion.

Cash outflow for short-term investments for cash management purposes and other investing activities was net SEK –4.5 (–14.5) billion, largely attributable to SEK –3.0 (–17.1) billion of short-term investments.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Capital expenditures

Annual capital expenditures are normally around two percent of sales and are expected to remain at this level. This corresponds to the needs for keeping and maintaining the current capacity level, including the introduction of new technology and methods. The expenditures are largely related to test equipment in R&D units, network operations centers as well as manufacturing and repair operations.

The Board of Directors reviews the Company’s investment plans and proposals.

The Company has sufficient cash and cash generation capacity to fund expected capital expenditures as well as acquisitions without external borrowings in 2011.

We believe that the Company’s property, plant and equipment and the facilities the Company occupies are suitable for its present needs in most locations. As of December 31, 2010, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

CAPITAL EXPENDITURES 2006–2010

SEK billion	2010	2009	2008	2007	2006
Capital expenditures	3.7	4.0	4.1	4.3	3.8
of which in Sweden	1.4	1.3	1.6	1.3	1.0
as percent of net sales	1.8%	1.9%	2.0%	2.3%	2.2%

Cash flow from financing activities

Dividends paid in the amount of SEK –6.7 (–6.3) billion, were partly offset by increased borrowings of SEK 1.1 billion and other financing activities of SEK –0.1 billion.

Cash conversion

Cash conversion was 112 (117) percent, well above the target of 70 percent. Over the past three years, cash conversion has been above target.

The cash conversion was largely attributable to the strong improvement in net operating assets and the lower income reconciled to cash.

Restricted cash

Cash balances in certain countries with restrictions on transfers of funds to the Parent Company as cash dividends, loans or advances amounted to SEK 10.8 (8.9) billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

BUSINESS RESULTS

Regional development

The regions are the Company’s primary sales channels. As of January 1, 2010, Ericsson has changed its geographical reporting. Instead of the five geographical areas reported in previous years, ten regions are reported, mirroring the new internal geographical organization.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

SALES PER REGION AND SEGMENT 2010

SEK billion	Networks	Global Services	Multi- media	Total change	Percent
North America	30.5	17.7	1.3	49.5	107%
Latin America	9.2	7.7	0.9	17.9	–11%
Northern Europe & Central Asia	7.2	4.3	0.6	12.2	2%
Western & Central Europe	8.3	10.5	1.0	19.9	–12%
Mediterranean	10.6	10.6	1.4	22.6	–10%
Middle East	7.2	6.6	1.4	15.1	–17%
Sub-Saharan Africa	3.6	4.6	1.0	9.2	–40%
India	5.1	2.8	0.7	8.6	–43%
China & North East Asia	17.1	8.3	0.5	26.0	0%
South East Asia & Oceania	7.8	6.5	0.6	14.9	–29%
Other*	6.0	0.5	1.1	7.4	4%

Total	112.7	80.1	10.5	203.3	–2%
Share of total	56%	39%	5%	100%
Percent change	–1%	1%	–21%	–2%

*	Other—This includes sales of e.g. mobile broadband modules, cables, power modules as well as licensing and IPR. Mobile broadband modules are sold directly by business unit Networks to PC/netbook manufacturers. A central IPR unit manages sales of licenses to equipment vendors or others who wish to use Ericsson’s patented technology. TV solutions are sold both through other equipment vendors as resellers and directly by business unit Multimedia to cable-TV operators.

North America

Sales was positively impacted by the acquired Nortel businesses and negatively affected by the strong SEK. Ericsson became the largest player in the region, driven by organic growth as well as acquisitions. The main growth drivers were the managed services agreement with Sprint, data traffic driven network expansions and the initial build out of LTE networks. Ericsson is a leading supplier of WCDMA/CDMA and LTE to Verizon, AT&T and MetroPCS. MetroPCS and Verizon commercially launched their LTE networks in 2010. North America is Ericsson’s largest market measured in sales and its second largest after Sweden measured in number of employees.

Sprint announced Ericsson as key partner in their network evolution strategy “Network vision” program.

Latin America

The region was characterized by major mergers between regional operators. Lower cost smartphones have created continuous growth in mobile broadband usage, driving operators to invest in networks and services. The services business developed favorably, especially managed services. LTE trials are ongoing in the region.

The world’s first solution to connect public buses to mobile broadband was provided by Dataprom and Ericsson in Brazil. Ericsson was also selected to manage Telefonica’s network operation center in São Paulo with core, transmission and fixed-access equipment.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

The contracts mentioned are a selection of deals signed by Ericsson in 2010. Ericsson normally publicly announces only a part of its wins. Typically only agreements that have some kind of significance in terms of strategy or value are announced via a press release. Ericsson also always seeks for customer approval for any contract release.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Northern Europe and Central Asia

In the eastern part of the region, both 2G expansions and mobile broadband buildouts are taking place. In Scandinavia, focus is on 4G/LTE deployments. 4G/ LTE trials are planned or ongoing across the region. Operators have operational efficiency high on the agenda, which creates good demand for managed services. Denmark’s leading operator TDC is about to upgrade to 4G/LTE and has chosen Ericsson to supply and manage its nationwide network. Ericsson was also chosen to provide the broadband access network based on VDSL2 technology to TeliaSonera.

Western and Central Europe

Mobile broadband usage continues to increase in the region. Following conclusions of auctions for 4G/LTE in several markets, Ericsson has been selected for a number of 4G/LTE trials now being implemented with major operators. Ericsson is also supporting operators in connection with data capacity and modernization projects. Operators’ focus on efficiency continued to drive strong interest for managed services, network sharing and network transformation leading to opportunities in both services and networks. The UK is at the forefront of network sharing. Ericsson has completed the consolidation of shared sites (over 12,000) for Mobile Broadband Network Ltd (MBNL). Ericsson also extended the managed services business through extensions of existing contracts. This includes a three-year extension with Netia Poland, as well as a renewed and expanded multi-country managed services contract with TeliaSonera International Carrier for field operation services for voice and data networks, built on multi-vendor equipment. Ericsson also signed a five-year managed field service contract for Vodafone in Germany.

Mediterranean

Operator investments especially in Spain and Greece were cautious due to the overall economic environment and price competition among operators. In order to meet demand for mobile broadband services, operators continued to focus on network modernization. Operational efficiency continues to be high on the agenda, creating good momentum for managed services and consulting in networks as well as in all ICT areas.

Ericsson signed a seven-year managed services contract with 3 Italia for data center consolidation and modernization of IT infrastructure.

The largest utility company in Spain, Endesa, selected Ericsson to operate its corporate telecommunication network.

Middle East

The sales drop was caused by cautious operator investments in parts of the region. Development in the region showed large variations where the Gulf countries continued to show good momentum, while most other parts of the region were slow. Services continues to be a large part of the business, representing 43 percent of total sales. Operators are starting to show interest in 4G/LTE with several trials going on throughout the region. Mobile subscriptions in the region are developing positively with net additions for both voice and broadband services.

To offer innovative services to its customers, the Qtel Group chose Ericsson’s Service Delivery Platform. Its customers across the Middle East, North Africa and South East Asia get access to new multimedia services such as social networking and mobile music.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Sub-Saharan Africa

The region was impacted by the global economic downturn with a tight credit environment as well as operator consolidation. The region is predominately a market where 2G rollouts are in focus. However, demand for mobile broadband is emerging throughout the region, although at a low pace. Services sales increased and now represents 50 percent of total sales.

India

India sales were impacted by 3G auctions and security clearance in the first half of the year. In the middle of the year, Ericsson got security clearance for deliveries of equipment. In the fall, contracts for 3G deployments were signed. Ericsson has a market share for 3G which is in line with its 2G position. Throughout the year, the recurring services business maintained good development. Radius Infratel signed a fiber-to-the-home contract with Ericsson, providing more than half a million subscribers with fixed broadband.

China and North-East Asia

While operators on mainland China are still focused on successful 3G launches, operators across the region also now have 4G/LTE on the agenda. In Japan, demand for mobile broadband had a positive effect on sales.

Ericsson won a managed services contract with China Unicom for field maintenance of radio base station sites, fixed network and transmission as well as a contract with China Mobile for field maintenance of radio base station sites. Leading Japanese operator SoftBank Mobile invested in capacity by upgrading its HSPA radio access network with Ericsson’s RBS 6000. Increased use of smartphones and advanced mobile applications boost data traffic and in order to ensure continued user quality, EMOBILE has enhanced its network with 3G/HSPA 42 Mbps supplied by Ericsson.

On June 30, the acquisition of Nortel’s part of LG-Nortel was completed. This positions Ericsson as a leading vendor in Korea. Another milestone was the showcase of the first complete TD-LTE solution with end-to-end-capabilities, together with ST-Ericsson in China.

South-East Asia and Oceania

Sales of network equipment were weaker overall due to cautious investment in a number of markets. Investment highlights include network expansions in Bangladesh and Indonesia. Access to spectrum for 3G and 4G/LTE remains a limitation in several markets. Overall there is an increasing interest for managed services among operators in several countries.

The region includes a mix of markets focused on long-term government-sponsored fiber deployments as well as operator investment in 3G/HSPA upgrades and 4G/LTE trials. Other markets in the region are continuing to expand in 2G and mobile broadband.

Indonesian GSM and 3G operator AXIS extended its managed services contract with Ericsson. Ericsson will be responsible for AXIS’ network operations, field maintenance, support services and spare parts management in Greater Jakarta and Northern Sumatra. Indosat has commissioned Ericsson to modernize its network and launched Asia’s fastest mobile network, based on Ericsson’s 3G/ HSPA 42 Mbps.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Networks

Network sales declined –1 percent to SEK 112.7 (114.0) billion. Sales were positively impacted by the acquisition of Nortel businesses. There was a negative impact from the industry-wide component shortage during the year.

In November 2009, Nortel’s CDMA and LTE business were consolidated in Networks. Nortel’s GSM business was consolidated on March 31, 2010. On June 30, 2010, the former LG-Nortel business, now named LG-Ericsson, was consolidated in Networks.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Mobile broadband sales increased during the year, especially driven by demand in North America and Japan. The increased demand related to radio, backhaul and packet core. Voice-related sales, i.e. 2G radio and core, was slow in the year and could not be compensated for by the increase in mobile broadband.

The operating margin was 15 (14) percent. The improvement is due to cost reductions as well as business mix in the first half of the year with a higher proportion of network upgrades and expansions.

Sales to network operators are normally based on multi-year frame agreements after an initial tender. During the frame agreement, software, equipment, services and spare parts are called off according to price lists.

The value of the market for operator equipment was approximately USD 100 billion in 2009. Market data shows that Ericsson has a market share of approximately 40 percent in GSM/WCDMA radio base stations.

To grow market share organically Ericsson is striving to increase footprint, especially in Europe where the Company has a lower market share than elsewhere. Network modernization projects, along with the 3G rollouts in India, puts initial pressure on gross margin. However, these projects are essential parts of the Company’s strategy to build a good platform for continued long-term growth and profitability.

Ericsson has focus on operational excellence and cost efficiencies. For hardware, cost efficiencies can be gained by using more standardized components, merging platforms and using more land transportation etc. In software development and implementation, efficient programming, project execution and re-use of platforms are key to keeping costs down. Measures to secure these cost efficiencies are an element of every operation.

In 2010, Ericsson commercially launched its multi-standard radio base station RBS 6000 which is now shipping in large volumes. A number of commercial 4G/ LTE launches took place in the US and Sweden, with Ericsson as a supplier. Operators have launched 4G/LTE covering more than 140 million people, of whom 60 percent are served by Ericsson 4G/LTE equipment. The Company could thus secure early volume deliveries of 4G/LTE. These activities should give the Company competitive scale advantages.

An industry-wide component shortage hit the Company in 2010, making it difficult for the Company to meet the increased demand for mobile broadband related products. Ericsson ramped up production of its new radio base station RBS 6000 much quicker and with less quality issues than expected. To mitigate the effects of the industry-wide component shortage, internal measures were taken to re-design products and to secure a reduced degree of customized components. In the fourth quarter, the supply of components had normalized.

In the Networks segment, Ericsson competes mainly with large and well-established telecommunication equipment suppliers. The most significant competitors include Alcatel-Lucent, Huawei, Nokia Siemens Networks, Cisco, ZTE and Juniper. The Company also competes with local and regional manufacturers and providers of telecommunications equipment.

Global Services

Global Services sales increased 1 percent to SEK 80.1 (79.2) billion. Operating margin was 11 (11) percent. Global Services includes Professional Services and Network Rollout.

Professional Services consists of managed services, consulting and systems integration, customer support and education. Professional Services increased 4 percent to SEK 58.5 (56.1) billion and in local currencies 9 percent, in line with previous years’ growth pace. Managed Services increased 21 percent to SEK 21.1 (17.4) billion. The increase was primarily driven by the contract with the US-based operator Sprint, which started in September 2009. The contract value was USD 5.5 billion for seven years at the time of the announcement.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Two thirds of Professional Services’ revenues are recurring, mainly managed services and customer support. Contracts are often long, five to seven years, and payments are made in advance. Consulting and systems integration deals are by nature shorter and paid after fulfillment of contract.

Network Rollout decreased -7 percent to SEK 21.6 (23.1) billion. Network rollout includes turnkey projects with a large part of third party sourcing, making it a lower-margin business.

Ericsson’s services offering covers all areas within an operator’s operational scope. Ericsson can be provided the opportunity to design, plan, build and manage a core network or operate all field operations for an operator’s business support system, service, core, transmission and access network. Most often however, operators turn to Ericsson for support in a certain part of its operation. Ericsson has three assignments where the Company is responsible for everything within an operator’s operational scope. Those agreements are with Sprint in the US, 3 in the UK and 3 in Italy. Ericsson manages networks, or parts of networks, with 450 million subscribers. If also field operations and spare parts management contracts are included, the figure is 750 million subscribers.

Over the past years, Ericsson has seen a growing interest from operators for sharing the access networks. Through this, operators can reduce cost for the so called passive equipment at a site, like rental costs for towers, power and cooling. Execution of a sharing plan requires complex integration of multi-vendor systems, which is one of Ericsson’s key competencies.

The total global telecom services market was valued at USD 239-249 billion in 2009 (see graph on next page). Roughly two thirds is operator-internal operating spending. Services handled by suppliers represented a third of the total market. Over the years 2005-2009 the total services market grew in average by about 11 percent annually.

Ericsson estimates its market share in telecom services at over 10 percent. Due to the fragmented market, Ericsson is by far the largest player. The Company has 45,000 professionals across the world. Over the years, the Company has insourced more than 20,000 employees from operators.

Services is a local business and all competitors therefore basically have the same cost structure. In order to gain synergies and cost efficiencies, global methods, processes and tools are a prerequisite. Over the past years, Ericsson has invested USD 1 billion in developing methods, processes and tools, securing efficiencies and cost advantages. As telecom is becoming more and more of a software industry, monitoring and maintenance of networks as well as upgrading of software can be done remotely. Ericsson today has four global network operations service centers in Mexico, Romania, India and China. The Company secures the operation of networks around the clock, throughout the year, for 2 billion subscribers.

In managed services, Ericsson can insource employees from the customer. In the transition period, restructuring costs are taken, for e.g. replacement of IS/IT-systems, migration of employees into new systems and premises. All this to transform operations to standardized processes, methods and tools. In this process, management’s leadership and communication skills are of utmost importance. Ericsson has a culture of putting individuals in focus, showing respect and giving employees the opportunities to develop. In the transformation phase, following the transition, scale synergies are carried through.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Of operators’ internal operating expenditures a large part relates to IS/IT. With solutions for Operations Support Systems (OSS) and Business Support Systems (BSS), Ericsson targets also this IS/IT-oriented part of the market. OSS/BSS are software-based solutions, but require a lot of integration work on the customer’s site, both for IS/IT and telecom systems. Systems integration business is also important to the Business Support System’s (BSS) area within segment Multimedia.

Competition in the Global Services segment includes many of the traditional telecommunication equipment suppliers. Since a lot of business in Global Services is about moving up the value chain, the Company competes with large companies from other industry sectors, such as Accenture, HP, IBM, Oracle and India-based off-shore companies, e.g. Tata Consultancy Services and Tech Mahindra. Among competition is also a large number of smaller but specialized companies operating on a local or regional basis.

Multimedia

Multimedia sales declined –21 percent to SEK 10.5 (13.3) billion. Operating margin was –4 (8) percent. The segment showed a strong recovery in the last quarter, mainly as a result of increased operator investments in revenue management as well as continued good development for TV solutions.

In 2010, a program for return to profitability was initiated. The program includes phase-out of products, reduction of sourcing and supply costs and decoupling of software and hardware using commercial off-the-shelf hardware. Increased volumes at the end of the year resulted in a recovery in the last quarter.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Operations within Multimedia are divided into three areas with their specific market drivers.

Business Support Systems is the segment’s largest market with a total value of about USD 35 billion in 2009. Within this market, the revenue management market is the largest. The Company is the market leader and more than 1.2 billion subscribers are charged and billed via Ericsson’s solutions.

The decline in Multimedia’s total sales 2010 was mainly related to revenue management. Segment Multimedia in general and revenue management in particular has a large exposure to markets such as India, Middle East and Sub-Saharan Africa where operators postponed investments mainly due to operator consolidation. Going forward, there is growth potential as operators want to modernize their business support systems to capture the full revenue potential of mobile broadband and to merge billing and charging systems into one solution.

The second largest operation in Multimedia is Television and Media Management which developed well in 2010. The compression business continues to grow. Ericsson is the leading player with a market share of 25 percent in compression and 40 percent in IPTV head-ends. The worldwide digital TV market showed strong growth, with digital TV homes expected to double in the next five years.

The third operation is Consumer and Business Applications. A key aim is to support operators in modernizing their legacy value-added services environment, by providing for example messaging systems and service delivery systems. With a market share of 40 percent in mobile positioning and more than 10 percent in service delivery platforms, Ericsson holds a leading position. The Business Communication Suite targets the enterprise market. It combines unified communication with mobility, providing business communities with a collaboration and multimedia solution.

Multimedia is mainly a software business. The solutions often require local adaptations in customers’ networks. Therefore Multimedia sales also drive sales of systems integration services.

The market for the Multimedia segment is rather fragmented. Competitors vary widely depending on the solution being offered. They include many of the traditional telecommunication equipment and IT suppliers, such as Amdocs and Comverse, as well as companies from other industries, such as Harmonic, Oracle and Thompson.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Joint Ventures

Sony Ericsson

Sony Ericsson is a 50/50 joint venture between Sony Corporation and Ericsson, established in 2001. Sony Ericsson is accounted for according to the equity method.

The global handset market is believed to have increased slightly in volume to almost 1.2 billion units. Sony Ericsson’s market share in the total global handset market 2010 was approximately 4 percent in units and 6 percent in value. Sony Ericsson focuses on the smartphone segment and the Android operating system.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Units shipped declined by –25 percent to 43.1 (57.1) million while the average selling price increased by 23 percent to EUR 146 (119). Sales decreased by –7 percent to EUR 6.3 (6.8) billion. Gross margin improved during the year to 29 (15) percent as benefits of cost reductions and new smartphones materialized.

Income before taxes, excluding restructuring charges, was EUR 0.2 (–0.9) billion. Income increased during the year thanks to improved gross margin and reduced operating expenses. Ericsson’s share in Sony Ericsson’s income before taxes was SEK 0.7 (–5.7) billion.

Sony Ericsson’s primary competitors include Apple, HTC, LG, Motorola, Nokia, RIM and Samsung.

ST-Ericsson

ST-Ericsson is a 50/50 joint venture between STMicroelectronics and Ericsson, which started in February, 2009. ST-Ericsson is accounted for according to the equity method. It has one of the industry’s strongest product offering in semiconductors and platforms for mobile devices. ST-Ericsson is a key supplier to top handset manufacturers. In 2010, ST-Ericsson continued its transition, merging three operations. Its focus today is to deliver new products to the market.

Sales declined –9 percent to USD 2.3 (2.5) billion. The operating loss for the year, adjusted for restructuring costs, was USD –0.4 (–0.4) billion.

ST-Ericsson is reporting in US-GAAP. Ericsson’s share in ST-Ericsson’s income before taxes, adjusted to IFRS, was SEK –1.8 (–1.8) billion. Adjustments for IFRS-compliance mainly consist of capitalization of R&D expenses for hardware development.

The Company’s net financial position was USD –82 (229) million at year-end. In the fourth quarter 2010, a short-term credit facility of USD 150 million made available on a 50:50 basis by parent companies was utilized.

During 2010, two restructuring plans of USD 345 million were finalized. The first one of USD 230 million gave full impact from third quarter and the second plan of USD 115 million was completed by year end.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

ST-Ericsson’s largest competitor is Qualcomm. The market is growing in complexity as several new operating systems for handsets and other devices have been launched, e.g. Google’s Android, Microsoft’s Windows and Samsung’s Bada.

LEGAL AND TAX PROCEEDINGS

Together with most of the mobile communications industry, Ericsson has been named a defendant in two class action lawsuits in the US, in which plaintiffs allege that adverse health effects could be associated with mobile phone usage:

In Pennsylvania: In September 2008, the federal court in Pennsylvania dismissed the plaintiffs’ claims as preempted by federal law. The Third Circuit Court of Appeals subsequently affirmed this ruling. In February 2011, the Public Citizen Litigation Group filed an appeal with US Supreme Court.

In the District of Columbia: In July 2010, the District of Columbia Superior Court granted in part and denied in part the defendants’ motion to dismiss. In September 2010, the plaintiff filed a third amended complaint. In October 2010, the defendants moved to dismiss the District of Columbia case. In February, 2011, the Supreme Court for the District of Columbia dismissed with prejudice Ericsson from the case.

In April 2007, an Australian company, QPSX Developments Pty Ltd., filed a patent infringement lawsuit against Ericsson and other defendants in the US, alleging that Ericsson infringed a patent related to Asynchronous Transfer Mode (ATM) technology. The lawsuit was stayed in August 2009 pending the resolution of a reexamination proceeding in the US Patent and Trademark Office (PTO). The stay was lifted in November 2010 after all the asserted patent claims were confirmed as valid by the PTO. The trial is scheduled for September 2011.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

In January 2011, a US company SynQor filed a patent infringement lawsuit against Ericsson Inc. in the Eastern District of Texas alleging that Ericsson infringes five U.S. patents related to bus converters. In February 2011, SynQor filed a motion for preliminary injunction seeking to prevent Ericsson from manufacturing, using, selling, and offering for sale in the U.S. and/or importing into the U.S. certain unregulated and semi-regulated bus converters and any Ericsson products that contain those bus converters. SynQor also seeks to prevent Ericsson from selling the accused bus converters to companies that in-turn sell products incorporating the bus converters in or into the U.S.

MATERIAL CONTRACTS

Material contractual obligations are outlined in Note C32 “Contractual obligations”. These are primarily related to operating leases for office and production facilities, purchase contracts for outsourced manufacturing, R&D and IT operations, and the purchase of components for the Company’s own manufacturing.

Ericsson is party to certain agreements, which include provisions that may take effect or be altered or invalidated by a change in control of the Company as a result of a public takeover offer. However, none of the agreements currently in effect would entail any material consequence to Ericsson due to a change in control of the Company.

CORPORATE GOVERNANCE

In accordance with the Annual Accounts Act (1995:1554 Chapter 6, Section 6), a separate Corporate Governance Report, including an Internal Control section, has been prepared.

Continued Compliance with the Swedish Corporate Governance Code

The Company applies the Swedish Corporate Governance Code. The Company is committed to complying with best-practice corporate governance standards on a global level wherever possible. This includes continued compliance with the corporate governance provisions expressed by this Code without deviations.

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

Board of Directors 2010/2011

The Annual General Meeting on April 13, 2010, re-elected Michael Treschow as Chairman of the Board and Roxanne S. Austin, Sir Peter L. Bonfield, Börje Ekholm, Ulf J. Johansson, Sverker Martin-Löf, Nancy McKinstry, Anders Nyrén, Carl-Henric Svanberg and Marcus Wallenberg as Directors of the Board. The Annual General Meeting elected Hans Vestberg and Michelangelo Volpi as new members of the Board. Anna Guldstrand, Jan Hedlund and Karin Åberg were appointed as union representatives with Pehr Claesson, Kristina Davidsson and Karin Lennartsson as deputies.

Management

Hans Vestberg was appointed President and CEO, succeeding Carl-Henric Svanberg, as of January 1, 2010. The President and CEO is supported by the Executive Leadership Team which, in addition to the President and

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

CEO, consists of heads of Group Functions, heads of business units, two heads of region and the Chief Brand Officer. A management system is implemented to ensure that the business is well controlled and able to fulfill the objectives of major stakeholders within established risk limits. The system also monitors internal control and compliance with applicable laws, listing requirements and governance codes.

Remuneration

Fees to the members of the Board of Directors and the remuneration of Group management as well as the 2010 guidelines for remuneration to senior management are reported in Notes to the Consolidated Financial Statements – Note C29, “Information Regarding Members of the Board of Directors, the Group management and Employees”.

As of December 31, 2010, there were no loans outstanding from and no guarantees issued to or assumed by Ericsson for the benefit of any member of the Board of Directors or senior management.

All relevant information regarding remuneration can be found in chapter Remuneration Report.

The Board of Directors’ proposal for guidelines for remuneration to senior management

The Board of Directors proposes that the current guidelines for remuneration and other employment terms for the senior management (Remuneration Policy) remain unchanged for the period up to the 2012 Annual General Meeting.

Details of how Ericsson delivers on these principles and policy, including information on previously decided long-term variable remuneration that has not yet become due for payment, can be found Note C29, “Information regarding Members of the Board of Directors, the Group management and Employees”.

RISK MANAGEMENT

Risks are broadly categorized into operational and financial risks. Ericsson’s risk management is based on the following principles, which apply universally across all business activities and risk types:

•	Risk management is an integrated part of the Ericsson Group Management System

•

Each operational unit is accountable for owning and managing its risks according to policies, directives and process tools. Decisions are made or escalated according to defined delegation of authority. Financial risks are coordinated through Group Function Finance

•

Risks are dealt with during the strategy process, the annual planning and target setting, the continuous monitoring through monthly and quarterly steering group meetings and during operational processes by transaction (customer bid/ contract, acquisition, investment and product development projects). They are subject to various controls such as decision tollgates and approvals.

A central security unit coordinates management of certain risks, such as business interruption, information security and physical security. A Crisis Management Council deals with ad hoc events of serious nature.

For information of risks that could impact the fulfillment of the targets and form the basis for mitigating activities, see the other sections of the Board of Directors’ Report, Notes C14, “Trade receivables and customer finance”, C19, “Interest-bearing liabilities”, C20, “Financial risk management and financial instruments” and chapter Risk Factors on page 167.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

SOURCING AND SUPPLY

Ericsson’s hardware largely consists of electronics, such as circuit boards, radio frequency (RF) modules, antennas etc. For manufacturing, the Company purchases customized and standardized components, services etc. from several global providers as well as from numerous local and regional suppliers. Certain types of components, such as power modules and cables, are produced in-house.

The production of electronic modules and sub-assemblies is mostly outsourced to manufacturing services companies, of which the vast majority is in low-cost countries. Node production is largely done in-house and on-demand. This consists of assembly, testing of modules and integrating them into complete radio base stations, mobile switching centers etc.

Where possible Ericsson relies on alternative supply sources. When selecting a new supplier, the supplier code of conduct should be met. Variations in market prices for raw materials generally have a limited effect on total cost of goods sold.

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

Minimizing risk

Responsible business practices

Ericsson supports the UN Global Compact and endorses its ten principles regarding human and labor rights, anti-corruption and environmental protection. The Ericsson Group Management System includes policies and directives that cover responsible business practices, such as the Code of Business Ethics, Code of Conduct (CoC), anti-corruption and environmental management. It is reinforced by training, workshops and monitoring, including a global assessment program run by an external assurance provider in which CR criteria represent approximately 20 percent of the total areas assessed. During 2010, Ericsson launched a new Sustainability Policy and an e-learning program on Sustainability and CR for all employees.

Supply chain

Suppliers must comply with Ericsson’s CoC. Some 150 employees, covering all regions, are trained as supplier CoC auditors and the Company performs regular audits and works with suppliers to ensure measurable and continuous improvements. Findings are followed up to ensure that lasting improvements are made. As a complement to the audits, a free web-based CoC training is now available for all suppliers in 13 languages. To effectively address the issue of conflict minerals, Ericsson participates in the Global e-Sustainability Initiative (GeSI) work group for conflict minerals.

Design for environment

Processes and controls are in place to ensure compliance with relevant product related environmental, customer and regulatory requirements. The areas covered are energy efficiency and materials management. To

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

better meet the rapidly changing legal requirements on materials management a new materials declarations tool was released in 2010.

Take-back

Ericsson Ecology Management and Product Take-back is a global initiative to take responsibility of products at the end of their life. More than 95 percent of decommissioned equipment is recycled, exceeding the EU Waste Electronic Electrical Equipment Directive (WEEE) stipulation of 75 percent. During 2010 more than 2,500 tonnes of e-waste were collected. This is less than 2009 due to there being a fewer number of operator change-outs of equipment. During 2010, Ericsson has continued to improve its capabilities to handle WEEE in Latin America and the Middle East as well as in production facilities in Sweden, India and China. Alignment of the process in order to comply with the Indian WEEE Directive has also begun.

Ericsson received recognition and a number of prestigious awards for its sustainability and corporate responsibility achievements. Vodafone presented Ericsson with its Corporate Responsibility supplier award.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Greenpeace named Ericsson one of the best ICT companies in its Cool lT Leaderboard. Ericsson’s focus and accomplishment on sustainability and life-cycle management was awarded the InfoWorld Green Award. Gartner has also recognized Ericsson for its sustainability leadership.

Ericsson is a partner in the Ghana E-waste project. Its goal is to establish local recycling capabilities and transform informal e-waste recycling into a formal business and thereby help to alleviate poverty. This is being coordinated by the Raw Materials Group in cooperation with the Ghana Environmental Protection Agency and financed by the Nordic Development Fund.

Radio waves and health

Ericsson provides public information on radio waves and health, and supports independent research to further increase knowledge in this area. Ericsson has co-sponsored over 90 studies related to electromagnetic fields, radio waves and health since 1996. Independent expert groups and public health authorities, including the World Health Organization, have reviewed the total amount of research and consistently concluded that the balance of evidence does not demonstrate any health effects associated with radio wave exposure from either mobile phones or radio base stations.

Creating value

The environmental opportunity

Information and Communication Technology (ICT) represents about two percent of global CO2 emissions, but can potentially offset a significant portion of the remaining 98 percent from other sectors. Ericsson takes active measures to ensure that its own carbon footprint will be continuously reduced. A carbon footprint reduction target was set in 2008, to reduce emissions relative to products sold by 40 percent over five years, from in-house activities and the life-cycle impacts of products. In 2010, Ericsson met the annual 10 percent reduction target:

•

There was a slight increase in direct emissions from Ericsson’s in-house activities. Component shortages have led to an increase in shipping by air, and business travel has increased somewhat due to increased number of employees

•

A 14 percent reduction was achieved in indirect emissions from products in operation per capacity, resulting in 26 percent total from 2008. This improvement was mainly due to the introduction of the radio base station RBS 6000 family. In addition, part of Ericsson’s sustainability strategy is to focus on the role that broadband can play in helping to offset global CO2 emissions. Ericsson focused on sustainable city solutions, and has actively engaged in global climate policy, including the Guadalajara ICT Declaration and Global e-Sustainability Initiative publication “Evaluating the Carbon-Reducing Impacts of ICT”.

Meeting the millennium development goals

Mobile connectivity fuels economic growth, which is particularly vital for the billions of people living at the base of the economic pyramid—the markets of the future. Ericsson is committed to using its technology and competence to help achieve the UN Millennium Development Goals (MDGs), and customer engagement is part of its strategy to meet this aim.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

In 2010, Ericsson and its partners, The Earth Institute, Columbia University and Millennium Promise, launched a global education initiative, Connect To Learn, as an extension of its commitment to the MDGs.

Ericsson response

Ericsson Response is a global employee volunteer initiative with the aim to rapidly roll out communication solutions and provide telecommunications experts to assist disaster relief operations. Ericsson Response cooperates with the UN Office for the Coordination of Humanitarian Affairs (UNOCHA), the UN World Food Programme (WFP), the UN Children’s fund (UNICEF) and other International Organizations and Non-Governmental Organizations (NGO) like the International Federation of Red Cross and Red Crescent Societies (IFRC) and Save the Children.

In 2010, support was provided to WFP and UNICEF working in Haiti, Port-au-Prince, during six months of on-site work by 19 volunteers. This is one of the longest disaster response deployments of Ericsson Response’s history. This year also marked the tenth anniversary and a decade of relief work provided by Ericsson Response.

PARENT COMPANY

The Parent Company business consists mainly of corporate management, holding company functions and internal banking activities. It also handles customer credit management, performed on a commission basis by Ericsson Credit AB. The Parent Company is the owner of a substantial part of Ericsson’s intellectual property rights. It manages the patent portfolio, including patent applications, licensing and crosslicensing of patents and defending of patents in litigations. The Parent Company has 6 (6) branch offices. In total, the Group has 68 (65) branch and representative offices.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Financial information

Net sales for the year amounted to SEK 0.0 (0.3) billion and income after financial items was SEK 6.8 (8.1) billion. Exports accounted for 100 (100) percent of net sales. The Parent Company had no sales in 2010 or 2009 to subsidiaries, while 45 (45) percent of total purchases of goods and services were from such companies.

Major changes in the Parent Company’s financial position for the year included:

•	Investments in LG-Ericsson of SEK 1.9 billion

•	Decreased current and non-current receivables from subsidiaries of SEK 8.3 billion

•	Increased other current receivables of SEK 1.6 billion

•	Increased cash, cash equivalents and short-term investments of SEK 9.2 billion

•	Increased current and non-current liabilities to subsidiaries of SEK 4.7 billion

•	Decreased other current liabilities of SEK 0.2 billion.

At year end, cash, cash equivalents and short-term investments amounted to SEK 71.6 (62.4) billion.

Share information

As per December 31, 2010, the total number of shares was 3,273,351,735, of which 261,755,983 were Class A shares, each carrying one vote, and 3,011,595,752 Class B shares, each carrying one tenth of one vote. The two largest shareholders at year end were Investor and Industrivärden holding 19.33 and 13.80 percent respectively of the voting rights in the Parent Company.

Both classes of shares have the same rights of participation in the net assets and earnings.

In accordance with the conditions of the Long-Term Variable Remuneration Program (LTV) for Ericsson employees, 5,890,018 treasury shares were sold or distributed to employees in 2010. The quotient value of these shares was SEK 29.4 million, representing less than 1 percent of capital stock, and compensation received amounted to SEK 59.8 million. The holding of treasury stock at December 31, 2010 was 73,088,515 Class B shares. The quotient value of these shares is SEK 365.4 million, representing 2.2 percent of capital stock, and the related acquisition cost amounts to SEK 622.2 million.

Proposed disposition of earnings

The Board of Directors proposes that a dividend of SEK 2.25 (2.00) per share be paid to shareholders duly registered on the record date April 18, 2011, and that the Parent Company shall retain the remaining part of non-restricted equity.

The Class B treasury shares held by the Parent Company are not entitled to receive a dividend. Assuming that no treasury shares remain on the record date, the Board of Directors proposes that earnings be distributed as follows:

Amount to be paid to the shareholders	SEK	7,365,041,404
Amount to be retained by the Parent Company	SEK	35,608,440,926

Total non-restricted equity of the Parent Company	SEK	42,973,482,330

As a basis for its dividend proposal, the Board of Directors has made an assessment in accordance with Chapter 18, Section 4 of the Swedish Companies Act of the Parent Company’s and the Group’s need for financial

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

resources as well as the Parent Company’s and the Group’s liquidity, financial position in other respects and long-term ability to meet their commitments. The Group reports an equity ratio of 52 (52) percent and a net cash amount of SEK 51.3 (36.1) billion.

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

POST-CLOSING EVENTS

On March 16, 2011, Ericsson made a statement regarding the situation in Japan following the earthquake on March 11.

The Company focuses on supporting customers in securing functionality of vital telecommunication services. Ericsson states that, as Japan is a large supplier to the global market for semiconductors and other components, it is reasonable to expect an effect on supply but it is too early to say to what extent. The situation in Japan is not expected to have material impact on Ericsson’s Q1 2011 sales.

BOARD ASSURANCE

The Board of Directors and the President declare that the consolidated financial statements have been prepared in accordance with IFRS, as adopted by the EU, and give a fair view of the Group’s financial position and results of operations. The financial statements of the Parent Company have been prepared in accordance with generally accepted accounting principles in Sweden and give a fair view of the Parent Company’s financial position and results of operations.

The Board of Directors’ Report for the Ericsson Group and the Parent Company provides a fair view of the development of the Group’s and the Parent Company’s operations, financial position and results of operations and describes material risks and uncertainties facing the Parent Company and the companies included in the Group.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Telefonaktiebolaget LM Ericsson (publ)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders equity and cash flows present fairly, in all material respects, the financial position of Telefonaktiebolaget LM Ericsson and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, which can be found herein, under “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

Stockholm, March 30, 2011

PricewaterhouseCoopers AB

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

CONSOLIDATED INCOME STATEMENTS AND STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED INCOME STATEMENTS

Years ended December 31, SEK million	Notes	2010	2009	2008
Net sales	C3, C4	203,348	206,477	208,930
Cost of sales		–129,094	–136,278	–134,661

Gross income		74,254	70,199	74,269
Gross margin (%)		36.5%	34.0%	35.5%
Research and development expenses		–31,558	–33,055	–33,584
Selling and administrative expenses		–27,072	–26,908	–26,974

Operating expenses		–58,630	–59,963	–60,558
Other operating income and expenses	C6	2,003	3,082	2,977

Operating income before shares in earnings of joint ventures and associated companies		17,627	13,318	16,688
Operating margin before shares in earnings of joint ventures and associated companies (%)		8.7%	6.5%	8.0%
Share in earnings of joint ventures and associated companies	C12	–1,172	–7,400	–436
Operating income		16,455	5,918	16,252
Financial income	C7	1,047	1,874	3,458
Financial expenses	C7	–1,719	–1,549	–2,484

Income after financial items		15,783	6,243	17,226
Taxes	C8	–4,548	–2,116	–5,559

Net income		11,235	4,127	11,667

Net income attributable to:
Stockholders of the Parent Company		11,146	3,672	11,273
Non-controlling interest		89	455	394

Other information
Average number of shares, basic (million)	C9	3,197	3,190	3,183
Earnings per share attributable to stockholders of the Parent Company, basic (SEK)1)	C9	3.49	1.15	3.54
Earnings per share attributable to stockholders of the Parent Company, diluted (SEK)1)	C9	3.46	1.14	3.52

1)	Based on Net income attributable to stockholders of the Parent Company.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, SEK million	Notes	2010	2009	2008
Net income		11,235	4,127	11,667

Other comprehensive income
Actuarial gains and losses, and the effect of the asset ceiling, related to pensions	C16	3,892	–633	–4,019
Revaluation of other investments in shares and participations
Fair value remeasurement	C16	7	–2	–6
Cash Flow hedges
Gains/losses arising during the period	C16	966	665	–5,116
Reclassification adjustments for gains/losses included in profit or loss	C16	–238	3,850	1,192
Adjustments for amounts transferred to initial carrying amount of hedged items	C16	–136	–1,029	—
Changes in cumulative translation adjustments	C16	–3,259	–1,067	7,314
Share of other comprehensive income on joint ventures and associated companies	C16	–434	–259	1,253
Tax on items relating to components of Other comprehensive income	C16	–1,120	–1,040	2,330

Total other comprehensive income		–322	485	2,948

Total comprehensive income		10,913	4,612	14,615

Total Comprehensive Income attributable to:
Stockholders of the Parent Company		10,814	4,211	13,988
Non-controlling interest		99	401	627

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

CONSOLIDATED BALANCE SHEETS

December 31, SEK million	Notes	2010	2009
ASSETS
Non-current assets
Intangible assets	C10
Capitalized development expenses		3,010	2,079
Goodwill		27,151	27,375
Intellectual property rights, brands and other intangible assets		16,658	18,739

Property, plant and equipment	C11, C26, C27	9,434	9,606
Financial assets
Equity in joint ventures and associated companies	C12	9,803	11,578
Other investments in shares and participations	C12	219	256
Customer finance, non-current	C12	1,281	830
Other financial assets, non-current	C12	3,079	2,577
Deferred tax assets	C8	12,737	14,327

		83,372	87,367
Current assets
Inventories	C13	29,897	22,718

Trade receivables	C14	61,127	66,410
Customer finance, current	C14	3,123	1,444
Other current receivables	C15	17,146	15,146

Short-term investments	C20	56,286	53,926
Cash and cash equivalents	C25	30,864	22,798

		198,443	182,442
TOTAL ASSETS		281,815	269,809

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	C16	145,106	139,870
Non-controlling interest in equity of subsidiaries	C16	1,679	1,157

		146,785	141,027
Non-current liabilities
Post-employment benefits	C17	5,092	8,533
Provisions, non-current	C18	353	461
Deferred tax liabilities	C8	2,571	2,270
Borrowings, non-current	C19, C20	26,955	29,996
Other non-current liabilities		3,296	2,035

		38,267	43,295
Current liabilities
Provisions, current	C18	9,391	11,970
Borrowings, current	C19, C20	3,808	2,124
Trade payables	C22	24,959	18,864
Other current liabilities	C21	58,605	52,529

		96,763	85,487
TOTAL EQUITY AND LIABILITIES1)		281,815	269,809

1)	Of which interest-bearing liabilities and post-employment benefits SEK 35,855 million (SEK 40,653 million in 2009).

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

CONSOLIDATED STATEMENTS OF CASH FLOW

January–December, SEK million	Notes	2010	2009	2008
Operating activities
Net income		11,235	4,127	11,667
Adjustments to reconcile net income to cash	C25	12,490	16,856	14,318

		23,725	20,983	25,985

Changes in operating net assets
Inventories		–7,917	5,207	–3,927
Customer finance, current and non-current		–2,125	598	549
Trade receivables		4,406	7,668	–11,434
Trade payables		5,964	–3,522	4,794
Provisions and post-employment benefits		–2,739	–2,950	3,830
Other operating assets and liabilities, net		5,269	–3,508	4,203

		2,858	3,493	–1,985

Cash flow from operating activities		26,583	24,476	24,000

Investing activities
Investments in property, plant and equipment	C11	–3,686	–4,006	–4,133
Sales of property, plant and equipment		124	534	1,373
Acquisitions of subsidiaries and other operations	C25, C26	–3,286	–19,321	–74
Divestments of subsidiaries and other operations	C25, C26	454	1,239	1,910
Product development	C10	–1,644	–1,443	–1,409
Other investing activities		–1,487	2,606	944
Short-term investments		–3,016	–17,071	–7,155

Cash flow from investing activities		–12,541	–37,462	–8,544

Cash flow before financing activities		14,042	–12,986	15,456

Financing activities
Proceeds from issuance of borrowings		2,580	14,153	5,245
Repayment of borrowings		–1,449	–9,804	–4,216
Sale of own stock and options exercised		51	69	3
Dividends paid		–6,677	–6,318	–8,240
Other financing activities		–175	199	—

Cash flow from financing activities		–5,670	–1,701	–7,208

Effect of exchange rate changes on cash		–306	–328	1,255
Net change in cash		8,066	–15,015	9,503

Cash and cash equivalents, beginning of period		22,798	37,813	28,310

Cash and cash equivalents, end of period	C25	30,864	22,798	37,813

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Notes	Capital stock	Additional paid in capital	Revaluation of other investments in shares and participations	Cash flow hedges	Cumulative translation adjustments	Retained earnings	Stockholders’ equity	Non-controlling interest (NCI)	Total equity
January 1, 2010		16,367	24,731	–4	78	663	98,035	139,870	1,157	141,027
Total comprehensive income	C16	—	—	4	440	–3,808	14,178	10,814	99	10,913

Transactions with owners
Stock issue		—	—	—	—	—	—	—	—	—
Sale of own shares		—	—	—	—	—	52	52	—	52
Stock Purchase Plans		—	—	—	—	—	762	762	—	762
Dividends paid		—	—	—	—	—	–6,391	–6,391	–286	–6,677
Business combinations		—	—	—	—	—	—	—	708	708

December 31, 2010		16,367	24,731	—	518	–3,145	106,636	145,106	1,679	146,785

January 1, 2009		16,232	24,731	–1	–2,356	2,124	100,093	140,823	1,261	142,084

Total comprehensive income	C16	—	—	–3	2,434	–1,461	3,241	4,211	401	4,612

Transactions with owners
Stock issue		135	—	—	—	—	—	135	—	135
Sale of own shares		—	—	—	—	—	75	75	—	75
Repurchase of own shares		—	—	—	—	—	–135	–135	—	–135
Stock Purchase and Stock Option Plans		—	—	—	—	—	658	658	—	658
Dividends paid		—	—	—	—	—	–5,897	–5,897	–421	–6,318
Business combinations		—	—	—	—	—	—	—	–84	–84

December 31, 2009		16,367	24,731	–4	78	663	98,035	139,870	1,157	141,027

January 1, 2008		16,132	24,731	5	307	–6,345	99,282	134,112	940	135,052

Total comprehensive income	C16	—	—	–6	–2,663	8,469	8,188	13,988	627	14,615

Transactions with owners
Stock issue		100	—	—	—	—	—	100	—	100
Sale of own shares		—	—	—	—	—	88	88	—	88
Repurchase of own shares		—	—	—	—	—	–100	–100	—	–100
Stock Purchase and Stock Option Plans		—	—	—	—	—	589	589	—	589
Dividends paid		—	—	—	—	—	–7,954	–7,954	–286	–8,240
Business combinations		—	—	—	—	—	—	—	–20	–20

December 31, 2008		16,232	24,731	–1	–2,356	2,124	100,093	140,823	1,261	142,084

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

C1    SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements comprise Telefonaktiebolaget LM Ericsson, the Parent Company, and its subsidiaries (“the Company”) and the Company’s interests in joint ventures and associated companies. The Parent Company is domiciled in Sweden at Torshamnsgatan 23, SE-164 83 Stockholm.

The consolidated financial statements for the year ended December 31, 2010, have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and RFR 1 “Additional rules for Group Accounting”, related interpretations issued by the Swedish Financial Reporting Board (Rådet för finansiell rapportering), and the Swedish Annual Accounts Act. For the financial reporting of 2010, the Company has applied IFRS as issued by the IASB (IFRS effective as per December 31, 2010) and

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

without any early application. There is no difference between IFRS effective as per December 31, 2010, and IFRS as endorsed by the EU, nor is RFR 1 related interpretations issued by the Swedish Financial Reporting Board (Rådet för Finansiell Rapportering) or the Swedish Annual Accounts Act in conflict with IFRS.

The financial statements were approved by the Board of Directors on February 21, 2011. The balance sheets and income statements are subject to approval by the annual meeting of shareholders.

New standards, amendments of standards and interpretations, effective as from January 1, 2010, changing presentation or disclosure:

•

IFRS 3 Business Combinations (revised with prospective application) The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, the definition of a business and a business combination has been expanded, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent cash payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition related costs shall be expensed as incurred.

•

IAS 27 Consolidated and separate financial statements (revised with prospective application). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains or losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in income statement.

The following new or amended standards and interpretations have also been adopted:

•	IFRIC 17, Distributions of Non-Cash Assets to Owners (Issued November 27, 2008)

•	IFRS 2, amendment, Group Cash-settled Share-based Payment Transactions (issued June 18, 2009)

•	Improvements to IFRSs (Issued April 16, 2009).

None of the new or amended standards and interpretations has had any significant impact on the financial result or position of the Company. However, the impact on business combination accounting due to the revised IFRS 3 Business Combinations is dependent on type and size of any future arrangement involving a business combination.

For information on “New standards and interpretations not yet adopted” please see page 90.

Changes in financial reporting structure

Change in segments

As of January 1, 2010, Ericsson reports the following segments: Networks, Global Services, Multimedia, Sony Ericsson and ST-Ericsson.

The only change compared to previous years is that Network Rollout is now included in Global Services instead of Networks. All other segments are unchanged. With this change the external reporting is aligned with the new internal reporting structure.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segments as of January 1, 2010:

•	Networks

•	Global Services

•	Of which Professional Services

•	Of which Managed Services

•	Of which Network Rollout

•	Multimedia

•	Sony Ericsson

•	ST-Ericsson

Change in geographical break down

As of January 1, 2010, the geographical reporting structure is changed. Instead of five geographical areas, ten regions are reported, mirroring the new internal geographical organization. A part called “Other” is also reported, consisting of business not reported in the geographical structure, e.g. embedded modules, cables, power modules as well as intellectual property rights and licenses.

Regions as of January 1, 2010:

•	North America

•	Latin America

•	Northern Europe and Central Asia

•	Western and Central Europe

•	Mediterranean

•	Middle East

•	Sub-Saharan Africa

•	India

•	China and Northeast Asia

•	South East Asia and Oceania

•	Other

In 2008 and 2009 Ericsson reported top 15 countries in sales. As of January 1, 2010, top five countries are reported.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Intra -group balances and any unrealized income and expense arising from intra-group transactions are fully eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Business combinations

Business combinations from January 1, 2010

At the acquisition of a business, the cost of the acquisition, being the purchase price, is measured as the fair value of the assets given, and liabilities incurred or assumed at the date of exchange, including any cost related to contingent consideration. Transaction costs attributable to the acquisition are expensed as incurred. The acquisition cost is allocated to acquired assets, liabilities and contingent liabilities based upon appraisals made, including assets and liabilities that were not recognized on the acquired entity’s balance sheet, for example intangible assets such as customer relations, brands, patents and financial liabilities. Goodwill arises when the purchase price exceeds the fair value of recognizable acquired net assets. Final amounts are established within one year after the transaction date at the latest.

In case there is a put option for non-controlling interest in a subsidiary a corresponding financial liability is recognized.

Business combinations before January 1, 2010

At the acquisition of a business, the cost of the acquisition, being the purchase price, was measured as the fair value of assets acquired, and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The acquisition cost was allocated to acquired assets, liabilities and contingent liabilities based upon appraisals made, including assets that were not recognized on the acquired entity’s balance sheet, for example intangible assets such as customer relations, brands and patents. Goodwill arose when the purchase price exceeded the fair value of recognizable acquired net assets. Final amounts had to be established within one year after the transaction date.

Non-controlling interest

Acquisitions from January 1, 2010

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

At acquisition, there is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

Acquisitions before January 1, 2010

The Company treated transactions with non-controlling interests (formerly minority interests) as transactions with external parties. Disposals of minority interests were recognized as gains and losses in the income statement. Purchases from non-controlling interests resulted in goodwill if there were differences between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary. The non-controlling interest in the acquiree was measured at the non-controlling interests proportionate share of the acquiree’s net assets.

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

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, unless deferred in Other Comprehensive Income (OCI) under the hedge accounting practices as described below.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

The profitability of contracts is periodically assessed, and provisions for any estimated losses are made immediately when losses are probable.

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

Revenue is recognized when risks and rewards have been transferred to the customer, normally stipulated in the contractual terms of trade. For delivery-type contracts with multiple elements, revenue, including the impact of any discount or rebate, is allocated to each element based on relative fair values. If there are undelivered elements essential to the functionality of delivered elements, the Company defers recognition of revenue until all elements essential to the functionality have been delivered.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

•

Contracts generating license fees from third parties for the use of the Company’s technology or intellectual property rights. Revenue is normally recognized based on sales of products sold to the customer/licensee.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

Gains or losses arising from changes in the fair values of the “financial assets at fair value through profit or loss”-category (excluding derivatives) are presented in the income statement within Financial income in the period in which they arise. Derivatives are presented in the income statement either as cost of sales, other operating income, financial income or financial expense, depending on the intent with the transaction.

Loans and receivables

Receivables are subsequently measured at amortized cost using the effective interest rate method, less allowances for impairment charges. Trade receivables include amounts due from customers. The balance represents amounts billed to customer as well as amounts where risk and rewards have been transferred to the customer but the invoice has not yet been issued.

Collectability of the receivables is assessed for purposes of initial revenue recognition.

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

Impairment

At each balance sheet date, the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an evidence that

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss—is removed from OCI and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

At the inception of the hedge, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

method over periods not exceeding five years. Research and development expenses directly related to orders from customers are accounted for as a part of Cost of sales. Other research and development expenses are charged to income as incurred.

Amortization of acquired intangible assets, such as patents, customer relations, brands and software, is made according to the straight-line method over their estimated useful lives, not exceeding ten years. However, if the economic benefit related to an item of intangible assets is front-end loaded the amortization method reflects this. Thus, the amortization for such an item is amortized on a digressive curve basis and the asset value decreases with higher amounts in the beginning of the useful life compared to the end.

The Company has not recognized any intangible assets with indefinite useful life other than goodwill.

Impairment tests are performed whenever there is an indication of possible impairment. However, intangible assets not yet available for use are tested annually. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs to sell. In assessing value in use, the estimated future cash flows after tax are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Application of after tax amounts in calculation, both in relation to cash flows and discount rate is applied due to that available models for calculating discount rate include a tax component. The after tax discounting, applied by the Company is not materially different from a discounting based on before-tax future cash flows and before-tax discount rates, as required by IFRS.

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

Goodwill

As from the acquisition date, goodwill acquired in a business combination is allocated to each cash-generating unit (CGU) of the Company expected to benefit from the synergies of the combination. Ericsson’s five operating segments have been identified as CGUs. Goodwill is assigned to four of them, Networks, Professional Services, Multimedia and ST-Ericsson.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses.

Depreciation is charged to income, generally on a straight-line basis, over the estimated useful life of each component of an item of property, plant and equipment, including buildings. Estimated useful lives are, in general, 25–50 years for real estate and 3–10 years for machinery and equipment. Depreciation and any impairment charges are included in Cost of sales, Research and development or Selling and administrative expenses.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Other provisions include provisions for unresolved tax issues, litigations, supplier claims, customer finance and other provisions. The Company provides for estimated future settlements related to patent infringements based on the probable outcome of each infringement. The ultimate outcome or actual cost of settling an individual infringement may vary from the Company’s estimate.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Share-based compensation to employees and the Board of Directors

Share-based compensation is related to remuneration to all employees, including key management personnel and the Board of Directors.

Under IFRS, a company shall recognize compensation costs for share-based compensation programs based on a measure of the value to the company of services received under the plans.

This value is based on the fair value of, for example free shares at grant date, measured as stock price as per each investment date. The value at grant date is charged to the income statement as any other remuneration over the service period. For example, value at grant date is 90. Given the normal service period of three years within Ericsson, 30 are charged per year during the service period.

The amount charged to the income statement is reversed in equity each time of the income statement charge.

The reason for this accounting principle of IFRS is that compensation cost is a cost with no direct cash flow impact. The purpose of share-based accounting according to IFRS (IFRS 2) is to present an impact of share based programs, being part of the total remuneration, in the income statement.

Compensation to employees

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

Compensation to the board of directors

During 2008, the Parent Company introduced a share-based compensation program as a part of the remuneration to the Board of Directors. The program gives non-employed Directors elected by the General Meeting of Shareholders a right to receive part of their remuneration as a future payment of an amount which corresponds to the market value of a share of class B in the Parent Company at the time of payment, as further disclosed in Note C29, “Information Regarding Members of the Board of Directors, the Group Management and Employees”. The cost for cash settlements is measured and recognized based on the estimated costs for the program on a pro rata basis during the service period, being one year. The estimated costs are remeasured during and at the end of the service period.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

New standards and interpretations not yet adopted

A number of issued new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2010, and have not been applied in preparing these consolidated financial statements:

Below is a list of standards/interpretations that have been issued, except for amendments related to IFRS 1, ‘First time adoption of International Financial Reporting Standards’ and are effective for the periods starting as from January 1, 2011.

•	Amendment to IAS 32, ‘Financial instruments: Presentation—Classification of rights issues’

The IASB amended IAS 32 to allow rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency to be classified as equity instruments provided the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments.

•	IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’

Clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	IAS 24, ‘Related party disclosures’ (revised 2009)

Amends the definition of a related party and modifies certain related party disclosure requirements for government-related entities, associated companies and joint ventures.

•	Amendments to IFRS 7

Amends disclosures in relation to transfers of financial assets.

•	Amendment to IFRIC 14, IAS 19—‘The limit on a defined benefit asset, minimum funding requirements and their interaction’

Removes unintended consequences arising from the treatment of prepayments where there is a minimum funding requirement. This results in prepayments of contributions in certain circumstances being recognized as an asset rather than an expense.

•	IFRS 9, ‘Financial instruments’

IFRS 9 is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply.

•	Improvements to IFRSs 2010.

The amendments are generally applicable for annual periods beginning at January 1, 2011, except for Amendments to IFRS 7 that is applicable as from January 1, 2012, and IFRS 9 that is applicable as from January 1, 2013. The EU has not endorsed Amendments to IFRS 7, IFRS 9 or Improvements to IFRSs.

None of the amendments effective as from January 1, 2011, are expected to have a significant impact on the Company’s financial result or position. The impact of amendments to IFRS 7 and IFRS 9 have not yet been evaluated.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

Trade and customer finance receivables

Key sources of estimation uncertainty

The Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual receivables will be paid. Total allowances for estimated losses as of December 31, 2010, were SEK 1.1 (1.7) billion or 1.6 (2.4) percent of gross trade and customer finance receivables.

Credit risks for outstanding customer finance credits are regularly assessed as well, and allowances are recorded for estimated losses.

Inventory valuation

Key sources of estimation uncertainty

Inventories are valued at the lower of cost and net realizable value. Estimates are required in relation to forecasted sales volumes and inventory balances. In situations where excess inventory balances are identified, estimates of net realizable values for the excess volumes are made. Inventory allowances for estimated losses as of December 31, 2010, amounted to SEK 3.1 (3.0) billion or 10 (12) percent of gross inventory.

Investments in joint ventures and associated companies

Key sources of estimation uncertainty

Impairment testing is performed after initial recognition whenever there is an indication of impairment.

At December 31, 2010, the amount of joint ventures and associated companies amounted to SEK 9.8 (11.6) billion.

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

At December 31, 2010, the value of deferred tax assets amounted to SEK 12.7 (14.3) billion. The deferred tax assets related to loss carryforwards are reported as non-current assets.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

At December 31, 2010, the capitalized development expenses amounted to SEK 3.0 (2.1) billion. An impairment charge of SEK 0 (0.2) billion was recognized as a part of the restructuring program. Under this program decisions were taken to phase out certain products. The impairment charge relates to balances for these products.

Judgments made in relation to accounting policies applied

Development costs that meet IFRS’ intangible asset recognition criteria for products that will be sold, leased or otherwise marketed as well as those intended for internal use are capitalized. The starting point for capitalization is based upon management’s judgment that technological and economical feasibility is confirmed, usually when a product development project has reached a defined milestone according to the Company’s established project management model. Capitalization ceases and amortization of capitalized development costs begin when the product is available for general release.

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

The market capitalization of the Company as per year-end 2010 well exceeded the value of the Company’s net assets.

For further discussion on goodwill, see Note C1, “Significant Accounting Policies” and C10, “Intangible Assets”. Estimates related to acquired intangible assets are based on similar assumptions and risks as for goodwill.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2010, the amount of acquired intellectual property rights and other intangible assets amounted to SEK 43.8 (46.1) billion, including goodwill of SEK 27.2 (27.4) billion. The Company has also recognized goodwill in ST-Ericsson of SEK 1.4 (1.3) billion, as disclosed in note C12, “Financial Assets, Non-Current”. An impairment charge of SEK 0.9 (4.3) billion was recognized as a part of the restructuring program. Under this program decisions were taken to phase out certain products. The impairment charge relates to balances for these products.

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

Provisions

Warranty provisions

Key sources of estimation uncertainty

Provisions for product warranties are based on current volumes of products sold still under warranty and on historic quality rates for mature products as well as estimates and assumptions on future quality rates for new products and estimates of costs to remedy the various qualitative issues that might occur. Total provisions for product warranties as of December 31, 2010, amounted to SEK 2.5 (2.5) billion.

Provisions other than warranty provisions

Key sources of estimation uncertainty

Provisions, other than warranty provisions, mainly comprise amounts related to contractual obligations and penalties to customers and estimated losses on customer contracts, restructuring, risks associated with patent and other litigations, supplier or subcontractor claims and/or disputes, as well as provisions for unresolved income tax and value added tax issues. The estimates related to the amounts of provisions for penalties, claims or losses receive special attention from the management. At December 31, 2010, provisions other than warranty commitments amounted to SEK 7.3 (9.9) billion. For further detailed information, see Note C18, “Provisions”.

Judgments made in relation to accounting policies applied

Whether a present obligation is probable or not requires judgment. The nature and type of risks for these provisions differ and management’s judgment is applied regarding the nature and extent of obligations in deciding if an outflow of resources is probable or not.

Pension and other post-employment benefits

Key sources of estimation uncertainty

Accounting for the costs of defined benefit pension plans and other applicable post-employment benefits is based on actuarial valuations, relying on key estimates for discount rates, expected return on plan assets, future salary increases, employee turnover rates and mortality tables. The discount rate assumptions are based on rates

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for high-quality fixed-income investments with durations as close as possible to the Company’s pension plans. Expected returns on plan assets consider long-term historical returns, allocation of assets and estimates of future long-term investment returns. At December 31, 2010, defined benefit obligations for pensions and other post-employment benefits amounted to SEK 28.7 (30.7) billion and fair value of plan assets to SEK 25.4 (23.2) billion. For more information on estimates and assumptions, see Note C17, “Post-Employment Benefits”.

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

Judgments made in relation to accounting policies applied

Establishing highly probable sales and purchases volumes involve gathering and evaluating sales and purchases estimates for future periods as well as analyzing actual outcome versus estimates on a regular basis in order to fulfill effectiveness testing requirements for hedge accounting. Changes in estimates of sales and purchases might result in that hedge accounting is discontinued.

For further information regarding risks in financial instruments, see Note C20, “Financial Risk Management and Financial Instruments”.

C3    SEGMENT INFORMATION

Operating segments

When determining our operating segments, we have looked at which markets and what type of customers our products and services aim to attract as well as what distribution channels they are sold through. We have also considered commonality regarding technology, research and development. To best reflect our business focus and to facilitate comparability with peers, we report five operating segments:

•	Networks

•	Professional Services

•	Multimedia

•	Sony Ericsson

•	ST-Ericsson

Networks delivers products and solutions for mobile and fixed broadband access, core networks, and transmission. The offering includes:

•	Radio access solutions that interconnect with devices such as mobile phones, notebooks and PCs, supporting all major standardized mobile technologies.

•	Fixed access solutions for both fiber and copper, such as GPON and DSL, increase the customers’ ability to modernize fixed networks to enable IP-based services with high bandwidth.

•	IP core network solutions (switching, routing and control) include softswitches, IP infrastructure for edge- and core routing, IP Multimedia Subsystem (IMS) and media gateways.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Transmission/backhaul; microwave (MINI-LINK) and optical transmission solutions for mobile and fixed networks.

•

Network management tools; supporting operators’ management of existing networks as well as introduction of new network architectures, technologies and services. This includes tools for configuration, performance monitoring, security management, inventory management and software upgrades.

Global Services delivers managed services, consulting and systems integration, customer support and network rollout services. The offering includes:

•

Managed services comprise solutions for network design and planning, network operations (the management of day-to-day operations of customer networks), field operations and site maintenance and shared solutions such as hosting of platforms and applications.

•

Consulting and Systems integration; technology and operational consulting, integration of multi-vendor equipment, design and integration of new solutions and handling of technology change and transformation programs, learning services and optimization services ensuring the best possible user experience. Industry-specific solutions for vertical industries are also included.

•	Customer support; staff world-wide provide around-the-clock support and advice to ensure network uptime and performance.

•	Network rollout services, deploying new networks, modernizing and expanding existing networks.

Multimedia provides enablers and applications for operators. The offering includes:

•

TV solutions; a suite of open, standards-based digital TV solutions in HD, 3G or standard quality (real-time and on-demand), combined with interactive services. The offering includes IPTV solutions, video compression, on-demand solutions, content management systems, advertising and interactive TV applications for operators, service providers, advertisers and content providers.

•

Consumer and business applications; solutions for the consumer include service delivery platforms, Rich Communication Suite (RCS), messaging, a social media portal, and location-based services. Enterprise market solutions include converged business communication solutions such as Ericsson Business Communication Suite (BCS), Brokering solutions facilitate payment and distribution of content.

•	Business Support Systems includes Revenue Management (Pre-paid, Post-paid, convergent Charging and Billing), Customer Care, Provisioning, Device Management and Analytics.

Sony Ericsson, the joint venture delivers innovative and feature-rich mobile phones and accessories. The JV forms an essential part of our end-to-end capability for mobile multimedia services.

ST-Ericsson, the joint venture develops semiconductors and wireless platforms for GSM, EDGE, WCDMA, HSPA, TD-SCDMA and LTE to handset manufacturers, as well as to mobile operators and device manufacturers.

Sony Ericsson’s and ST-Ericsson’s results are reported according to the equity method under “Share in earnings of joint ventures and associated companies” in the income statement.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unallocated

Some revenues, costs, assets and liabilities are not identified as part of any operating segment and are therefore not allocated. Examples of such items are costs for corporate staff, IT costs and general marketing costs.

Regions

Our Regions are our primary sales channel. The Company operates world-wide and reports its operations divided into ten regions. Other includes sales of for example embedded modules, cables, power modules as well as licensing and IPR.

•	North America

•	Latin America

•	Northern Europe & Central Asia

•	Western and Central Europe

•	Mediterranean

•	Middle East

•	Sub-Saharan Africa

•	India

•	China & North East Asia

•	South East Asia & Oceania

•	Other

Major customers

The Company does not have any customer for which revenues from transactions have exceeded 10 percent of the Company’s total revenues for the years 2010, 2009 or 2008.

We derive most of our sales from large, multi-year agreements with a limited number of significant customers. Out of a customer base of approximately 400, mainly network operators, the 10 largest customers account for 46 (42) percent of our net sales. Our largest customer accounted for approximately 8 (5) percent of sales in 2010. For more information, see Risk Factors, “Market, Technology and Business Risks”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating segments

2010	Networks	Global Services	Multi- media	Sony Ericsson	ST- Ericsson	Total Segments	Unallocated	Eliminations1)	Group
Segment sales	111,459	80,117	10,504	60,118	13,116	275,314	—	–73,234	202,080
Inter-segment sales	1,249	6	13	60	3,403	4,731	—	–3,463	1,268

Net sales	112,708	80,123	10,517	60,178	16,519	280,045	—	–76,697	203,348

Operating income	12,481	6,513	–643	1,523	–3,527	16,347	–805	913	16,455

Operating margin (%)	11%	8%	–6%	3%	–21%	6%	—	—	8%
Financial income									1,047
Financial expenses									–1,719

Income after financial items									15,783

Taxes									–4,548

Net income									11,235

Other segment items
Share in earnings of joint ventures and associated companies	–64	–17	–2	664	–1,763	–1,182	10	—	–1,172
Amortization	–4,554	–303	–806	–25	–930	–6,618	—	955	–5,663
Depreciation	–2,600	–555	–144	–731	–1,022	–5,052	—	1,753	–3,299
Impairment losses	–675	–276	–52	—	–61	–1,064	—	61	–1,003
Reversals of impairment losses	9	2	1	—	—	12	—	—	12
Restructuring expenses	–3,915	–2,675	–207	–402	–536	–7,735	–17	469	–7,283
Gains/losses from divestments	154	53	92	—	—	299	59	—	358

1)	Sony Ericsson and ST-Ericsson are accounted for in accordance with the equity method. The difference between what is reported to the CODM and externally is eliminated in the Eliminations column.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Regions

2010	Net sales	Non-current assets3)
North America	49,473	7,251
Of which the United States	46,104	6,977
Latin America	17,882	1,998
Northern Europe & Central Asia1)2)	12,171	42,112
Western & Central Europe2)	19,868	8,629
Mediterranean	22,628	1,523
Middle East	15,099	84
Sub-Saharan Africa	9,194	51
India	8,626	262
China & North East Asia	25,965	3,795
Of which China	14,633	1,013
South East Asia & Oceania	14,902	351
Other1)2)	7,540	—

Total	203,348	66,056

1) Of which Sweden	4,237	41,683
2) Of which EU	43,707	46,563

3)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.

For employee information, see Note C29, “Information Regarding Members of the Board of Directors, the Group Management and Employees”.

Operating segments

2009	Networks1)		Global Services1)		Multi- media	Sony Ericsson	ST- Ericsson	Total Segments	Unallo- cated	Elimi- nations2)	Group
Segment sales	113,339		79,038		12,996	71,984	13,535	290,892	—	–85,519	205,373
Inter-segment sales	746		82		276	164	5,731	6,999	—	–5,895	1,104

Net sales	114,085		79,120		13,272	72,148	19,266	297,891	—	–91,414	206,477

Operating income	7,598	3)	6,271	4)	655	–10,820	–2,615	1,089	–855	5,684	5,918

Operating margin (%)	7%		8%		5%	–15%	–14%	0%	—	—	3%
Financial income											1,874
Financial expenses											–1,549

Income after financial items											6,243

Taxes											–2,116

Net income											4,127

Other segment items
Share in earnings of joint ventures and associated companies	37		33		–1	–5,693	–1,762	–7,386	–14	—	–7,400
Amortization	–2,673		–574		–910	–165	–828	–5,150	—	941	–4,209
Depreciation	–2,768		–627		–155	–1,124	–997	–5,671	—	2,121	–3,550
Impairment losses	–4,333	3)	—		–80	—	–46	–4,459	—	46	–4,413
Reversals of impairment losses	38		9		2	—	—	49	—	—	49
Restructuring expenses	–8,358	3)	–2,434		–385	–1,754	–890	–13,821	–82	1,322	–12,581
Gains/losses from divestments	10		777	4)	41	—	47	875	–32	—	843

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1)	Amounts for 2009 and 2008 have been restated to be consistent with the segment allocation method applied as from 2010.
2)	Sony Ericsson and ST-Ericsson are accounted for in accordance with the equity method. The difference between what is reported to the CODM and externally is eliminated in the Eliminations column.
3)	Including impairment losses related to restructuring activities of SEK 4.3 billion.
4)	In Q2 2009, the TEMS business was divested, resulting in a capital gain of SEK 0.8 billion.

Regions

2009	Net sales	Non-current assets3)
North America	23,912	8,359
Of which the United States	21,538	8,100
Latin America	20,025	2,066
Northern Europe & Central Asia1)2)	11,981	44,091
Western & Central Europe2)	22,459	11,713
Mediterranean	25,161	1,352
Middle East	18,250	115
Sub-Saharan Africa	15,341	49
India	15,262	225
China & North East Asia	25,960	988
Of which China	18,455	903
South East Asia & Oceania	20,849	417
Other1)2)	7,277	—

Total	206,477	69,375

1)Of which Sweden	4,096	43,574
2)Of which EU	49,313	49,158

3)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.

For employee information, see Note C29, “Information Regarding Members of the Board of Directors, the Group Management and Employees”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating segments

2008	Networks1)	Global Services1)	Multimedia2)	Sony Ericsson	Total Segments	Unallocated	Elimi- nations3)	Group
Segment sales	120,504	70,467	12,614	108,492	312,077	—	–108,492	203,585
Inter-segment sales	16	41	5,288	261	5,606	—	–261	5,345

Net sales	120,520	70,508	17,902	108,753	317,683	—	–108,753	208,930

Operating income	12,540	4,951	–118	–1,094	16,279	–618	591	16,252

Operating margin (%)	10%	7%	–1%	0%	5%	—	—	8%
Financial income								3,458
Financial expenses								–2,484

Income after financial items								17,226

Taxes								–5,559

Net income								11,667

Other Segment Items
Share in earnings of joint ventures and associated companies	–25	91	1	–503	–436	—	—	–436
Amortization	–3,210	–368	–1,429	–53	–5,060	1	53	–5,006
Depreciation	–2,347	–532	–228	–1,138	–4,245	–1	1,138	–3,108
Impairment losses	–547	—	–19	—	–566	—	—	–566
Reversals of impairment losses	6	1	—	—	7	—	—	7
Restructuring expenses	–4,870	–1,533	–337	–1,692	–8,432	–20	846	–7,606
Gains/losses from divestments	9	–16	992	—	985	113	—	1,098

1)	Amounts for 2009 and 2008 have been restated to be consistent with the segment allocation method applied as from 2010.
2)	Multimedia figures include the Mobile Platforms business which from 2009 is part of ST-Ericsson.
3)	Sony Ericsson is accounted for in accordance with the equity method. The difference between what is reported to the CODM and externally is eliminated in the Eliminations column.

Regions

2008	Net sales	Non-current assets3)

North America	15,538	8,917
Of which the United States	14,132	8,829
Latin America	22,897	1,676
Northern Europe & Central Asia1) 2)	14,854	47,037
Western & Central Europe2)	21,502	5,537
Mediterranean	29,559	1,499
Middle East	17,844	70
Sub-Saharan Africa	15,339	54
India	15,204	156
China & North East Asia	22,081	816
Of which China	15,068	688
South East Asia & Oceania	20,978	464
Other1) 2)	13,134	—

Total	208,930	66,226

1) Of which Sweden	8,876	46,458
2) Of which EU	57,601	52,945

3)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For employee information, see Note C29, “Information Regarding Members of the Board of Directors, the Group Management and Employees”.

C4    NET SALES

Net sales

	2010	2009	2008
Sales of products and network rollout services	140,222	145,873	150,846
Of which:
Delivery-type contracts	140,156	144,908	148,358
Construction-type contracts	66	965	2,488
Professional Services sales	58,529	56,123	48,978
License revenues1)	4,597	4,481	9,106

Net sales	203,348	206,477	208,930
Export sales from Sweden	100,070	94,829	109,254

1)	The ST-Ericsson joint venture was formed in February 2009, figures for 2008 include licenses revenues from Mobile Platforms.

C5    EXPENSES BY NATURE

Expenses by nature

	2010	2009	2008
Goods and services	130,725	124,627	138,298
Amortization and depreciation	8,962	7,759	8,114
Impairments and obsolescence allowances, net of reversals	966	5,637	2,680
Employee remunerations	57,183	54,877	51,297
Interest expenses	1,719	1,549	2,484
Taxes	4,548	2,116	5,559

Expenses incurred	204,103	196,565	208,432
Less:
Inventory changes1)	8,465	–4,784	3,761
Additions to Capitalized development	1,647	1,443	1,409

Expenses charged to the Income
Statement	193,991	199,906	203,262

1)	The inventory changes are based on changes of gross inventory values prior to obsolescence allowances.

The cost reduction program, initiated in first quarter 2009, has been completed by the second quarter 2010. Total restructuring charges in 2010 were SEK 6.8 (11.3) b. Cost and capital efficiency remain high on the company agenda and efficiency work will continue also in 2011. This primarily relates to service delivery, product development and administration. Restructuring charges are included in the expenses presented above.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Restructuring charges by function

	2010	2009	2008
Cost of sales	3,354	4,180	2,540
R&D expenses	1,682	6,045	2,648
Selling and administrative expenses	1,778	1,034	1,572

Total restructuring charges	6,814	11,259	6,760

C6    OTHER OPERATING INCOME AND EXPENSES

Other operating income and expenses

	2010	2009	2008
Gains on sales of intangible assets and PP&E	301	193	302
Losses on sales of intangible assets and PP&E	–422	–126	–190
Gains on sales of investments and operations	577	962	1,236
Losses on sales of investments and operations	–219	–119	–138

Capital gains/losses, net	237	910	1,210

Other operating revenues	1,766	2,172	1,767

Total other operating income and expenses	2,003	3,082	2,977

C7    FINANCIAL INCOME AND EXPENSES

Financial income and expenses

	2010		2009		2008
	Financial income	Financial expenses	Financial income	Financial expenses	Financial income	Financial expenses
Contractual interest on financial assets	811	—	1,287	—	2,938	—
Of which on financial assets at fair value through profit or loss	304	—	814	—	2,282	—
Contractual interest on financial liabilities	—	–1,315	—	–1,616	—	–2,023
Of which on financial liabilities at fair value through profit or loss	—	—	—	—	—	—
Net gain/loss on:
Instruments at fair value through profit or loss1)	295	–206	635	155	322	280
Of which included in fair value hedge relationships	—	151	—	155	—	–32
Available for sale	—	—	—	—	—	—
Loans and receivables	–68	—	–53	—	191	—
Liabilities at amortized cost	—	–4	—	–2	—	–656
Other financial income and expenses	9	–194	5	–86	7	–85

Total	1,047	–1,719	1,874	–1,549	3,458	–2,484

1)	Excluding net gain from operating assets and liabilities, SEK 1,528 million (net gain of SEK 2,247 million in 2009, net loss of SEK 4,234 million in 2008), reported as Cost of Sales.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C8    TAXES

The Company’s expense for 2010 was SEK 4,548 (2,116) million or 28.8 (33.9) percent of the income after financial items. The tax rate may vary between years depending on business and geography mix. The tax rate excluding joint ventures and associated companies was 25.7 (25.7) percent mainly due to a lower tax rate on losses made by the joint venture.

Income taxes recognized in the income statement

	2010	2009	2008
Current income taxes for the year	–4,635	–4,605	–5,574
Current income taxes related to previous years	–35	441	167
Deferred tax income/expense (–)	307	661	–297

Sub total	–4,363	–3,503	–5,704
Share of taxes in joint ventures and associated companies	–185	1,387	145

Taxes	–4,548	–2,116	–5,559

A reconciliation between actual tax expense for the year and the theoretical tax expense that would arise when applying statutory tax rate in Sweden, 26.3 percent, on income before taxes is shown in the table below.

Reconciliation of swedish income tax to the actual income tax

	2010	2009	2008
Tax rate in Sweden (26.3%)	–4,150	–1,643	–4,823
Effect of foreign tax rates	–405	–812	22
Of which joint ventures and associated companies	–467	–550	1
Current income taxes related to previous years	–35	441	167
Recognition/remeasurement of tax losses related to previous years	–257	8	–169
Recognition/remeasurement of deductible temporary differences related to previous years	172	267	62
Tax effect of non-deductible expenses	–830	–1,155	–986
Tax effect of non-taxable income	880	630	327
Tax effect of changes in tax rates	77	148	–159

Taxes	–4,548	–2,116	–5,559

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax balances

Tax effects of temporary differences and tax loss carryforwards are attributable as shown in the table below:

Tax effects of temporary differences and tax loss carryforwards

	2010			2009
	Deferred tax assets	Deferred tax liabilities	Net balance	Deferred tax assets	Deferred tax liabilities	Net balance
Intangible assets and property, plant and equipment	543	3,725		359	3,096
Current assets	3,398	110		2,481	53
Post-employment benefits	976	636		852	472
Provisions	2,019	12		2,240	—
Equity	781	—		1,901	—
Other	3,395	—		4,343	459
Loss carryforwards	3,537	—		3,961	—

Deferred tax assets/liabilities	14,649	4,483		16,137	4,080
Netting of assets/liabilities	–1,912	–1,912		–1,810	–1,810

Net deferred tax balances	12,737	2,571	10,166	14,327	2,270	12,057

Changes in deferred taxes, net

	2010	2009
Opening balance, net	12,057	12,120
Recognized in income statement	307	661
Recognized in OCI	–1,120	–1,040
Acquisitions/disposals of subsidiaries	–606	186
Translation differences	–472	130

Closing balance, net	10,166	12,057

Tax effects reported directly in Other Comprehensive Income amount to SEK –1,120 (–1,040) million, of which actuarial gains and losses related to pensions SEK –836 (173) million, cash flow hedges SEK –183 (–1,059) million and deferred tax on gains/losses on hedges on investments in foreign entities SEK –101 (–154) million.

Deferred tax assets are only recognized in countries where the Company expects to be able to generate corresponding taxable income in the future to benefit from tax reductions.

Significant tax loss carryforwards are related to countries with long or indefinite periods of utilization, mainly Sweden and the US. Of the total deferred tax assets for tax loss carryforwards, SEK 3,537 million, SEK 2,222 million relate to Sweden with indefinite time of utilization. Due to the Company’s strong current financial position and taxable income during 2010, Ericsson has been able to utilize part of its tax loss carryforwards during the year. The assessment is that Ericsson will be able to generate sufficient income in the coming years to also utilize the remaining parts.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets for Sony Ericsson and ST-Ericsson are not included, as they are accounted for in accordance with the equity method. Sony Ericsson has in its annual report deferred tax assets of EUR 574 million. The major part of the tax assets relates to the Swedish company.

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

At December 31, 2010, the available tax loss carryforwards amounted to SEK 13,030 (14,493) million. The tax effect of these tax loss carryforwards are reported as an asset.

The final years in which these loss carryforwards can be utilized are shown in the following table:

Tax loss carryforwards year of expiration

Year of expiration	Tax loss carryforwards	Tax effect
2011	0	0
2012	32	7
2013	299	80
2014	898	244
2015	498	119
2016 or later	11,303	3,087

Total	13,030	3,537

Tax loss carryforwards for Sony Ericsson and ST-Ericsson are not included, as they are accounted for in accordance with the equity method.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C9    EARNINGS PER SHARE

Earnings per share 2008–2010

	2010	2009	2008
Basic
Net income attributable to stockholders of the Parent Company (SEK million)	11,146	3,672	11,273
Average number of shares outstanding, basic (millions)	3,197	3,190	3,183
Earnings per share, basic (SEK)	3.49	1.15	3.54

Diluted
Net income attributable to stockholders of the Parent Company (SEK million)	11,146	3,672	11,273
Average number of shares outstanding, basic (millions)	3,197	3,190	3,183
Dilutive effect for stock option plans	—	—	1
Dilutive effect for stock purchase plans	29	22	18
Average number of shares outstanding, diluted (millions)	3,226	3,212	3,202
Earnings per share, diluted (SEK)	3.46	1.14	3.52

C10    INTANGIBLE ASSETS

Intangible assets 2010

	Capitalized development expenses				Goodwill	Intellectual property rights (IPR), trade-marks and other intangible assets
	To be marketed	For internal use		Total	Total	Trademarks, customer relationships and similar rights	Patents and acquired R&D	Total
		Acquired costs	Internal costs
Accumulated acquisition costs
Opening balance	5,221	2,060	1,376	8,657	27,375	10,624	24,898	35,522
Acquisitions/capitalization	1,389	153	102	1,644	—	521	—	521
Balances regarding acquired businesses1)	—	—	—	—	1,256	2,800	1,025	3,825
Sales/disposals	—	—	—	—	—	—	–55	–55
Contribution to joint ventures	—	—	—	—	—	—	—	—
Translation difference	—	—	—	—	–1,480	–363	–538	–901

Closing balance	6,610	2,213	1,478	10,301	27,151	13,582	25,330	38,912

Accumulated amortization
Opening balance	–2,104	–1,630	–1,087	–4,821	—	–2,639	–9,875	–12,514
Amortization	–422	–145	–97	–664	—	–1,450	–3,549	–4,999
Sales/disposals	—	—	—	—	—	—	27	27
Translation difference	—	—	—	—	—	152	294	446

Closing balance	–2,526	–1,775	–1,184	–5,485	—	–3,937	–13,103	–17,040

Accumulated impairment losses
Opening balance	–1,665	–55	–37	–1,757	—	—	–4,269	–4,269
Impairment losses2)	–49	—	—	–49	—	—	–945	–945

Closing balance	–1,714	–55	–37	–1,806	—	—	–5,214	–5,214

Net carrying value	2,370	383	257	3,010	27,151	9,645	7,013	16,658

1)	For more information on acquired businesses, see Note C26 “Business Combinations”.
2)	The write-down (impairment charge) of SEK 0.9 billion is a consequence of the restructuring program decision to phase out certain products.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The goodwill is allocated to the operating segments Networks SEK 16.5 (16.5) billion, Global Services SEK 4.1 (3.7) billion and Multimedia SEK 6.6 (7.2) billion.

The recoverable amounts for cash-generating units are established as the present value of expected future cash flows. Estimation of future cash flows includes assumptions mainly for the following key financial parameters:

•	Sales growth

•	Development of operating income (based on operating margin or cost of goods sold and operating expenses relative to sales)

•	Development of working capital and capital expenditure requirements.

The assumptions regarding revenue growth, approved by group management and each operating segment’s management, are based on industry sources and projections made within the Company for the development 2011–2015 for key industry parameters:

•

The number of global mobile subscriptions is estimated to grow from 5.3 billion by the end of 2010 (6 billion by the end of 2011) to approximately 8 billion by the end of 2015. Of these, some hundred millions (approximately 450 million 2015) will have mobile PC connections, while more than 3 billion 2015 will have a mobile broadband connection.

Mobile PC includes USB dongles and embedded modules for CDMA2000 EV-DO, HSPA, LTE, Mobile WiMax and TDSCDMA and can also be used for fixed applications.

Mobile Broadband includes CDMA2000 EV-DO, HSPA, LTE, Mobile WiMax and TDSCDMA. It includes handsets, USB dongles and embedded modules. The vast majority is handsets.

•	Fixed broadband subscriptions will grow from around 500 million (470 in 2010 and 510 in 2011) to around 600 million in the same time perspective. Fixed broadband includes Fiber, Cable and xDSL

•

Mobile traffic volume is estimated to increase (around 15 times 2010–2015, around 8 times 2011–2015), while the fixed Internet traffic is estimated to increase (around 6 times 2010–2015, around 4 times 2011–2015), however from a much larger base.

The demand for multimedia solutions is driven by the opportunities for new types of service offerings enabled by IP technology and high-speed broadband. There is strong IPTV subscriber growth, rapid growth in digital viewing and on-demand services. The development and build out of Mobile Broadband networks and increasing number of mobile broadband subscriptions drives growth in service introduction and traffic. This puts high demand on charging and payment systems. The Business Support Systems’ growth is driven by introduction of new services, new business models and price plans.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A number of sensitivity tests have been made, for example applying lower levels of revenue and operating income. Also when applying these estimates no goodwill impairment is indicated.

As per year end 2010, the market capitalization of the Company well exceeded the value of the Company’s net assets.

An after-tax discount rate of 8 (12) percent has for all cash generating units been applied for the discounting of projected after-tax cash flows. The assumptions for 2009 are disclosed in note C10 in the Annual Report of 2009.

The Company´s discounting is based on after-tax future cash flows and after-tax discount rates. This discounting is not materially different from a discounting based on before-tax future cash flows and before-tax discount rates, as required by IFRS.

In Note C1, “Significant Accounting Policies”, and Note C2, “Critical Accounting Estimates and Judgments”, further disclosures are given regarding goodwill impairment testing.

Intangible assets 2009

		Capitalized development expenses			Goodwill	Intellectual property rights (IPR), trade-marks and other intangible assets
	To be marketed	For internal use		Total	Total	Trademarks, customer relationships and similar rights	Patents and acquired R&D	Total
		Acquired costs	Internal costs
Accumulated acquisition costs
Opening balance	5,518	1,821	1,217	8,556	24,877	9,429	20,450	29,879
Acquisitions/capitalization	1,045	239	159	1,443	—	602	2	604
Balances regarding divested/acquired businesses1)	—	—	—	—	3,534	811	5,021	5,832
Sales/disposals	—	—	—	—	–21	–142	—	–142
Contribution to joint ventures	–1,342	—	—	–1,342	—	—	—	—
Translation difference	—	—	—	—	–1,015	–76	–575	–651

Closing balance	5,221	2,060	1,376	8,657	27,375	10,624	24,898	35,522

Accumulated amortization
Opening balance	–1,570	–1,562	–1,042	–4,174	—	–2,425	–6,853	–9,278
Amortization	–534	–68	–45	–647	—	–360	–3,202	–3,562
Sales/disposals	—	—	—	—	—	131	—	131
Translation difference	—	—	—	—	—	15	180	195

Closing balance	–2,104	–1,630	–1,087	–4,821	—	–2,639	–9,875	–12,514

Accumulated impairment losses
Opening balance	–1,508	–55	–37	–1,600	—	—	–14	–14
Impairment losses2)	–157	—	—	–157	—	—	–4,255	–4,255

Closing balance	–1,665	–55	–37	–1,757	—	—	–4,269	–4,269

Net carrying value	1,452	375	252	2,079	27,375	7,985	10,754	18,739

1)	During 2009, Ericsson acquired Nortel SEK 8.7 billion.
2)	The write-down (impairment charge) of SEK 4.3 billion is a consequence of the restructuring program decision to phase out certain products.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C11    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment 2010

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in process and advance payments	Total
Accumulated acquisition costs
Opening balance	4,217	5,298	18,087	578	28,180
Additions	283	411	1,480	1,512	3,686
Balances regarding divested/acquired businesses	14	4	473	–5	486
Sales/disposals	–102	–543	–1,449	–148	–2,242
Reclassifications	87	190	817	–1,094	—
Translation difference	–261	–356	–832	–29	–1,478

Closing balance	4,238	5,004	18,576	814	28,632

Accumulated depreciation
Opening balance	–1,692	–3,557	–13,058	—	–18,307
Depreciation	–361	–629	–2,309	—	–3,299
Balances regarding divested businesses	–2	–3	–297	—	–302
Sales/disposals	60	553	1,384	—	1,997
Reclassifications	4	9	–13	—	—
Translation difference	122	250	598	—	970

Closing balance	–1,869	–3,377	–13,695	—	–18,941

Accumulated impairment losses
Opening balance	–45	–91	–131	—	–267
Impairment losses	—	–6	–3	—	–9
Reversals of impairment losses	—	—	12	—	12
Sales/disposals	—	—	—	—	—
Translation difference	2	2	3	—	7

Closing balance	–43	–95	–119	—	–257

Net carrying value	2,326	1,532	4,762	814	9,434

Contractual commitments for the acquisition of property, plant and equipment as per December 31, 2010, amounted to SEK 303 (236) million.

The reversal of impairment losses have been reported under Cost of sales.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C12    FINANCIAL ASSETS, NON-CURRENT

Equity in joint ventures and associated companies

	Joint ventures				Associated companies			Total	Total
	2010		2009		2010		2009	2010	2009
Opening balance	10,317		6,694		1,261		1,294	11,578	7,988
Share in earnings	–1,099		–7,455		–73		55	–1,172	–7,400
Taxes	–181		1,388		–4		–1	–185	1,387
Translation difference	–391		–277		–47		–17	–438	–294
Change in hedge reserve	22		6		—		—	22	6
Pensions	–20		21		—		—	–20	21
Dividends	—		—		–119		–70	–119	–70
Contributions to joint ventures and associated companies	—		9,941	1)	138		2	138	9,943
Reclassification	—		–1		–1		–2	–1	–3

Closing balance	8,648	2)	10,317	2)	1,155	3)	1,261	9,803	11,578

1)	Including contribution of SEK 5.0 billion paid to STMicroelectronics.
2)	Including goodwill for ST-Ericsson of SEK 1.381 million (SEK 1,341 million in 2009).
3)	Goodwill, net, amounts to SEK 16 million (SEK 16 million in 2009).

Ericsson’s share of assets, liabilities and income in joint venture sony ericsson mobile communications

	2010	2009	2008
Non-current assets	3,622	4,003	3,228
Current assets	9,904	12,790	21,190
Non-current liabilities	592	130	157
Current liabilities	10,533	14,675	17,593

Net assets	2,401	1,988	6,668

Net sales	30,089	36,074	54,377
Income after financial items	705	–5,540	–400
Income taxes	–231	1,252	151

Net income	474	–4,288	–249

Net income attributable to:
Stockholders of the Parent Company	433	–4,441	–353
Non-controlling interest	41	153	104
Assets pledged as collateral	—	182	—
Contingent liabilities	16	17	20

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Ericsson’s share of assets, liabilities and income in associated company ericsson nikola tesla d.d.1)

	2010	2009	2008
Non-current assets	92	311	394
Current assets	749	754	695
Non-current liabilities	2	3	6
Current liabilities	209	240	253

Net assets	630	822	830

Net sales	784	994	1,182
Income after financial items	17	90	139
Income taxes	–1	1	–5

Net income	16	91	134

Net income attributable to:
Stockholders of the Parent Company	16	91	134
Non-controlling interest	—	—	—
Assets pledged as collateral	4	5	5
Contingent liabilities	43	151	172

1)	Ericsson’s share is 49.07 percent.

All three companies apply IFRS in the reporting to Ericsson.

Ericsson’s share of assets, liabilities and income in joint venture st-ericsson

	2010	2009
Non-current assets	6,673	7,238
Current assets	2,249	3,856
Non-current liabilities	214	129
Current liabilities	2,519	2,691

Net assets	6,189	8,274

Net sales	8,260	9,633
Income after financial items	–1,762	–1,762
Income taxes	50	136

Net income	–1,712	–1,626

Net income attributable to:
Stockholders of the Parent Company	–1,713	–1,626
Non-controlling interest	1	—
Assets pledged as collateral	3	—
Contingent liabilities	—	6

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other financial assets, non-current

	Other investments in shares and participations		Customer finance, non-current		Derivatives, non-current		Other financial assets, non-current
	2010	2009	2010	2009	2010	2009	2010	2009
Accumulated acquisition costs
Opening balance	1,660	1,783	1,232	1,082	843	2,814	3,197	3,557
Additions	114	1	3,562	408	—	—	683	389
Business combinations	–33	—	—	—	—	—	—	—
Disposals/repayments/deductions	—	–36	–3,322	–258	—	—	–35	–244
Change in value in funded pension plans1)	—	—	—	—	—	—	726	–521
Reclassifications	—	–1	—	—	—	—	—	—
Revaluation	—	—	—	—	–843	–1,971	—	—
Translation difference	–134	–87	2	—	—	—	–189	16

Closing balance	1,607	1,660	1,474	1,232	—	843	4,382	3,197

Accumulated impairment losses/allowances
Opening balance	–1,404	–1,474	–402	–236	—	—	–1,463	–1,454
Impairment losses/allowance	–75	–3	2	–222	—	—	–7	–74
Business combinations	—	—	—	—	—	—	—	—
Disposals/repayments/deductions	–26	—	206	56	—	—	—	—
Translation difference	117	73	1	—	—	—	167	65

Closing balance	–1,388	–1,404	–193	–402	—	—	–1,303	–1,463

Net carrying value	219	256	1,281	830	—	843	3,079	1,734

1)	This amount includes asset ceiling. For further information, see Note C17, “Post-employment benefits”.

C13    INVENTORIES

Inventories

	2010	2009
Raw materials, components, consumables and manufacturing work in progress	8,509	6,190
Finished products and goods for resale	11,894	6,621
Contract work in progress	9,494	9,907

Inventories, net	29,897	22,718

Contract work in progress includes amounts related to delivery-type contracts, service contracts and construction-type contracts with ongoing work in progress.

Reported amounts are net of obsolescence allowances of SEK 3,090 (2,961) million.

The increase in inventories during 2010 is due to higher level of working progress in the regions. During the year it has been industry component shortages and supply chain bottlenecks.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Movements in obsolescence allowances

	2010	2009	2008
Opening balance	2,961	3,493	2,752
Additions, net	250	562	1,553
Utilization	–165	–1,297	–1,039
Translation difference	–46	2	250
Balances regarding acquired/divested businesses	90	201	–23

Closing balance	3,090	2,961	3,493

The amount of inventories recognized as expense and included in Cost of sales was SEK 47,415 (52,255) million.

C14    TRADE RECEIVABLES AND CUSTOMER FINANCE

Trade receivables and customer finance

	2010	2009
Trade receivables excluding associated companies and joint ventures	61,609	67,133
Allowances for impairment	–766	–924

Trade receivables, net	60,843	66,209
Trade receivables related to associated companies and joint ventures	284	201

Trade receivables, total	61,127	66,410

Customer finance	4,725	3,046
Allowances for impairment	–321	–772

Customer finance, net	4,404	2,274

Of which short term	3,123	1,444
Credit commitments for customer finance	3,282	3,027

Days Sales Outstanding were 88 (106) in December, 2010.

Movements in allowances for impairment

	Trade receivables			Customer finance
	2010	2009	2008	2010	2009	2008
Opening balance	924	1,471	1,351	772	326	275
Additions	282	388	651	25	595	90
Utilization	–285	–583	–492	–87	–67	–3
Reversal of excess amounts	–169	–312	–81	–359	–37	–74
Reclassification	33	10	–69	—	—	—
Translation difference	–19	–43	115	–30	–45	38
Balances regarding acquired/divested business	—	–7	–4	—	—	—

Closing balance	766	924	1,471	321	772	326

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Aging analysis as per December 31, 2010

	Amount	of which neither impaired nor past due	of which impaired, not past due	of which past due in the following time intervals		of which past due and impaired in the following time intervals
				less than 90 days	90 days or more	less than 90 days	90 days or more
Trade receivables excluding associated companies and joint ventures	61,609	54,510	52	2,227	1,500	418	2,902
Allowances for impairment of receivables	–766	—	–16	—	—	–90	–660
Customer finance	4,725	3,804	528	62	85	18	228
Allowances for impairment of customer finance	–321	—	–75	—	—	–18	–228

Aging analysis as per December 31, 2009

	Amount	of which neither impaired nor past due	of which impaired, not past due	of which past due in the following time intervals		of which past due and impaired in the following time intervals
				less than 90 days	90 days or more	less than 90 days	90 days or more
Trade receivables excluding associated companies and joint ventures	67,133	58,727	43	2,962	2,081	774	2,546
Allowances for impairment of receivables	–924	—	–8	—	—	–180	–736
Customer finance	3,046	1,292	1,314	9	1	145	285
Allowances for impairment of customer finance	–772	—	–342	—	—	–145	–285

Credit risk

Credit risk is divided into three categories: credit risk in trade receivables, customer finance risk and financial credit risk (see C20, Financial Risk Management and Financial Instruments).

Credit risk in trade receivables

Credit risk in trade receivables is governed by a policy applicable for all legal entities in Ericsson. The purpose of the policy is to:

•	Avoid credit losses through establishing internal standard credit approval routines in all Ericsson legal entities

•	Ensure monitoring and risk mitigation of defaulting accounts, i.e. events of non-payment and/or delayed payments from customers

•	Ensure efficient credit management within the Company and thereby improve Days Sales Outstanding and Cash Flow

•	Ensure payment terms are commercially justifiable

•	Define escalation path and approval process for payment terms and customer credit limits.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

Trade receivables amounted to SEK 61,609 (67,133) million as of December 31, 2010. Provisions for expected losses are regularly assessed and amounted to SEK 766 (924) million as of December 31, 2010. Ericsson’s nominal credit losses have, however, historically been low. The amounts of trade receivables closely follow the distribution of Ericsson’s sales and do not include any major concentrations of credit risk by customer or by geography. The five largest customers represent 29 (26) percent of the total trade receivables.

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

As of December 31, 2010, Ericsson’s total outstanding exposure related to customer finance was SEK 4,725 (3,046) million. As of December 31, 2010, Ericsson also had unutilized customer finance commitments of SEK 3,282 (3,027) million. During 2010 Ericsson transferred certain customer finance assets to third parties, and continues to recognize a part of such assets corresponding to the extent of its continuing involvement. The total carrying amount of the original assets transferred is SEK 3,808 (560) million, the amount of the assets that Ericsson continues to recognize is SEK 190 (28) million, and the carrying amount of the associated liabilities is SEK 190 (28) million. Customer finance is arranged for infrastructure projects in different geographic markets and for a large number of customers. As of December 31, 2010, there were a total of 74 (68) customer finance arrangements originated by or guaranteed by Ericsson. The five largest facilities represented 44 (43) percent of the total credit exposure.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Of Ericsson’s total outstanding customer finance exposure as of December 31, 2010, 66 (57) percent was related to Central and Eastern Europe, Middle East and Africa, 11 (15) percent to the Americas, 9 (14) percent to Western Europe, and 14 (14) percent to Asia Pacific.

The effect of risk provisions and reversals for customer finance affecting the income statement amounted to a net positive impact of SEK 331 million compared to a negative impact of SEK 480 million in 2009. Credit losses amounted to SEK 87 (67) million. A credit loss reported in 2005 was partly recovered in 2010 for the amount of SEK 136 million.

Security arrangements for customer finance facilities normally include pledges of equipment, pledges of certain assets belonging to the borrower and pledges of shares in the operating company. Restructuring efforts for cases of troubled debt may lead to temporary holdings of equity interests. If available, third-party risk coverage is as a rule arranged. “Third-party risk coverage” means that a financial payment guarantee covering the credit risk has been issued by a bank, an export credit agency or other financial institution. A credit risk transfer under a sub participation arrangement with a bank can also be arranged. In this case the entire credit risk and the funding is taken care of by the bank for the part that they cover. A credit risk cover from a third party may also be issued by an insurance company. During 2010, Ericsson has not taken possession of any collateral it holds as security or called on any other credit enhancement.

Information about guarantees related to customer finance is included in note C24, “Contingent Liabilities”.

The table below summarizes Ericsson’s outstanding customer finance as of December 31, 2010 and 2009.

Outstanding customer finance

	2010	2009
Total customer finance	4,725	3,046
Accrued interest	69	57
Less third-party risk coverage	–1,409	–382

Ericsson’s risk exposure	3,385	2,721

C15    OTHER CURRENT RECEIVABLES

Other current receivables

	2010	2009
Prepaid expenses	2,369	2,403
Accrued revenues	1,850	1,538
Advance payments to suppliers	881	776
Derivatives with a positive value1)	3,042	1,760
Taxes	5,439	4,830
Other	3,565	3,839

Total	17,146	15,146

1)	Also see Note C20 “Financial Risk Management and Financial Instruments”

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C16    EQUITY AND OTHER COMPREHENSIVE INCOME

Capital stock 2010

Capital stock at December 31, 2010, consisted of the following:

Capital stock

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

At December 31, 2010, the total number of treasury shares was 73,088,516 (78,978,533 in 2009 and 61,066,097 in 2008) Class B shares. Ericsson did not repurchase shares in 2010, in relation to the Stock Purchase Plan.

Reconciliation of number of shares

	Number of shares	Capital stock
Number of shares Jan 1, 2010	3,273,351,735	16,367
Number of shares Dec 31, 2010	3,273,351,735	16,367

For further information about number of shares, see chapter Share information.

Dividend proposal

The Board of Directors will propose to the Annual General Meeting 2011 a dividend of SEK 2.25 per share (2.00 in 2010 and 1.85 in 2009).

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity and other comprehensive income 2010

2010	Capital stock	Additional paid in capital	Revaluation of other investments in shares and participations	Cash flow hedges		Cumulative translation adjustments		Retained earnings	Stock- holders’ equity		Non- controlling interest (NCI)	Total equity
January 1, 2010	16,367	24,731	–4	78		663		98,035	139,870		1,157	141,027
Net income
Group	—	—	—	—		—		12,503	12,503		89	12,592
Joint ventures and associated companies	—	—	—	—		—		–1,357	–1,357		—	–1,357

Other comprehensive income
Actuarial gains and losses, and the effect of the asset ceiling, related to pensions
Group	—	—	—	—		—		3,892	3,892		—	3,892
Joint ventures and associated companies	—	—	—	—		—		–27	–27		—	–27
Revaluation of other investments in shares and participations
Fair value remeasurement
Group	—	—	7	—		—		—	7		—	7
Joint ventures and associated companies	—	—	—	—		—		—	—		—	—
Cash flow hedges
Gains/losses arising during the year
Group	—	—	—	966		—		—	966		—	966
Joint ventures and associated companies	—	—	—	31		—		—	31		—	31
Reclassification adjustments for gains/losses included in profit or loss	—	—	—	–238	1)	—		—	–238		—	–238
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	—	–136		—		—	–136		—	–136
Changes in cumulative translation adjustments
Group	—	—	—	—		–3,269	2)	—	–3,269		10	–3,259
Joint ventures and associated companies	—	—	—	—		–438		—	–438		—	–438
Tax on items relating to components of OCI3)	—	—	–3	–183		–101	4)	–833	–1,120		—	–1,120

Total other comprehensive income	—	—	4	440		–3,808		3,032	–332		10	–322

Total comprehensive income	—	—	4	440		–3,808		14,178	10,814		99	10,913

Transactions with owners
Stock issue	—	—	—	—		—		—	—		—	—
Sale of own shares	—	—	—	—		—		52	52		—	52
Stock Purchase Plan
Group	—	—	—	—		—		762	762		—	762
Joint ventures and associated companies	—	—	—	—		—		—	—		—	—
Dividends paid	—	—	—	—		—		–6,391	–6,391	5)	–286	–6,677
Business combinations	—	—	—	—		—		—	—		708	708

December 31, 2010	16,367	24,731	—	518		–3,145		106,636	145,106		1,679	146,785

1)	SEK 1,139 million is recognized in Net Sales, SEK –586 million is recognized in Cost of Sales and SEK –315 million is recognized in R&D expenses.
2)	Changes in cumulative translation adjustments include changes regarding revaluation of goodwill in local currency of SEK –1,480 million (SEK –1,015 million in 2009, SEK 2,993 million in 2008), gain/loss from hedging activities of foreign entities, SEK 385 million (SEK 586 in 2009, SEK –660 million in 2008) and SEK 140 million (SEK 10 million in 2009, SEK 13 million in 2008) of realized gain/losses net from sold/liquidated companies.
3)	For further disclosures, see note C8 “Taxes”.
4)	Deferred tax on gains/losses on hedges on investments in foreign entities.
5)	Dividends paid per share amounted to SEK 2.25 (SEK 2.00 in 2009 and SEK 1.85 in 2008).

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity and other comprehensive income 2009

	Capital stock	Additional paid in capital	Revaluation of other investments in shares and participations	Cash flow hedges	Cumulative translation adjustments	Retained earnings	Stock- holders’ equity	Non- controlling interest (NCI)	Total equity
January 1, 2009	16,232	24,731	–1	–2,356	2,124	100,093	140,823	1,261	142,084
Net income
Group	—	—	—	—	—	9,685	9,685	455	10,140
Joint ventures and associated companies	—	—	—	—	—	–6,013	–6,013	—	–6,013

Other comprehensive income
Actuarial gains and losses, and the effect of the asset ceiling, related to pensions
Group	—	—	—	—	—	–633	–633	—	–633
Joint ventures and associated companies	—	—	—	—	—	28	28	—	28
Revaluation of other investments in shares and participations
Fair value remeasurement
Group	—	—	–2	—	—	—	–2	—	–2
Joint ventures and associated companies	—	—	—	—	—	—	—	—	—
Cash flow hedges
Gains/losses arising during the year
Group	—	—	—	665	—	—	665	—	665
Joint ventures and associated companies	—	—	—	7	—	—	7	—	7
Reclassification adjustments for gains/losses included in profit or loss	—	—	—	3,850	—	—	3,850	—	3,850
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	—	–1,029	—	—	–1,029	—	–1,029
Changes in cumulative translation adjustments
Group	—	—	—	—	–1,013	—	–1,013	–54	–1,067
Joint ventures and associated companies	—	—	—	—	–294	—	–294	—	–294
Tax on items relating to components of OCI	—	—	–1	–1,059	–154	174	–1,040	—	–1,040

Total other comprehensive income	—	—	–3	2,434	–1,461	–431	539	–54	485

Total comprehensive income	—	—	–3	2,434	–1,461	3,241	4,211	401	4,612

Transactions with owners
Stock issue	135	—	—	—	—	—	135	—	135
Sale of own shares	—	—	—	—	—	75	75	—	75
Repurchase of own shares	—	—	—	—	—	–135	–135	—	–135
Stock Purchase and Stock Option Plans
Group	—	—	—	—	—	658	658	—	658
Joint ventures and associated companies	—	—	—	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	–5,897	–5,897	–421	–6,318
Business combinations	—	—	—	—	—	—	—	–84	–84

December 31, 2009	16,367	24,731	–4	78	663	98,035	139,870	1,157	141,027

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity and other comprehensive income 2008

	Capital stock	Additional paid in capital	Revaluation of other investments in shares and participations	Cash flow hedges	Cumulative translation adjustments	Retained earnings	Stock- holders’ equity	Non- controlling interest (NCI)	Total equity
January 1, 2008	16,132	24,731	5	307	–6,345	99,282	134,112	940	135,052
Net income
Group	—	—	—	—	—	11,564	11,564	394	11,958
Joint ventures and associated companies	—	—	—	—	—	–291	–291	—	–291

Other comprehensive income
Actuarial gains and losses related to pensions
Group	—	—	—	—	—	–4,019	–4,019	—	–4,019
Joint ventures and associated companies	—	—	—	—	—	4	4		4
Revaluation of other investments in shares and participations
Fair value remeasurement
Group	—	—	–6	—	—	—	–6	—	–6
Joint ventures and associated companies	—	—	–1	—	—	—	–1	—	–1
Cash flow hedges
Gains/losses arising during the year
Group	—	—	—	–5,116	—	—	–5,116	—	–5,116
Joint ventures and associated companies	—	—	—	36	—	—	36	—	36
Reclassification adjustments for gains/losses included in profit or loss	—	—	—	1,192	—	—	1,192	—	1,192
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustments
Group	—	—	—	—	7,081	—	7,081	233	7,314
Joint ventures and associated companies	—	—	—	—	1,214	—	1,214	—	1,214
Tax on items relating to components of OCI	—	—	1	1,225	174	930	2,330	—	2,330

Total other comprehensive income	—	—	–6	–2,663	8,469	–3,085	2,715	233	2,948

Total comprehensive income	—	—	–6	–2,663	8,469	8,188	13,988	627	14,615

Transactions with owners
Stock issue	100	—	—	—	—	—	100	—	100
Sale of own shares	—	—	—	—	—	88	88	—	88
Repurchase of own shares	—	—	—	—	—	–100	–100	—	–100
Stock Purchase and Stock Option Plans
Group	—	—	—	—	—	589	589	—	589
Joint ventures and associated companies	—	—	—	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	–7,954	–7,954	–286	–8,240
Business combinations	—	—	—	—	—	—	—	–20	–20

December 31, 2008	16,232	24,731	–1	–2,356	2,124	100,093	140,823	1,261	142,084

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C17    POST-EMPLOYMENT BENEFITS

Ericsson sponsors a number of post-employment benefit plans throughout the Company, which are in line with market practice in each country. The year 2010 was characterized by the overall increase in discount rates, and a higher than expected return on plan assets. Consequently, the Company experienced a decrease in the net pension liability, and an actuarial gain.

SECTION ONE: AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET

Amount recognized in the consolidated balance sheet

	Sweden	UK	Euro zone	US	Other	Total
2010
Defined benefit obligation (DBO)1)	14,980	5,437	3,163	2,693	2,437	28,710
Fair value of plan assets2)	12,389	5,691	2,514	2,048	2,793	25,435

Deficit/Surplus (+/–)	2,591	–254	649	645	–356	3,275
Unrecognized past service costs	—	—	5	—	–60	–55

Closing balance	2,591	–254	654	645	–416	3,220

Plans with net surplus excluding asset ceiling3)	—	290	643	—	939	1,872

Provision for post-employment benefits4)	2,591	36	1,297	645	523	5,092

2009
Defined benefit obligation (DBO)1)	16,150	5,688	3,840	2,781	2,258	30,717
Fair value of plan assets2)	10,927	5,336	2,406	1,974	2,563	23,206

Deficit/Surplus (+/–)	5,223	352	1,434	807	–305	7,511
Unrecognized past service costs	—	—	–14	—	–79	–93

Closing balance	5,223	352	1,420	807	–384	7,418

Plans with net surplus excluding asset ceiling3)	—	190	29	—	896	1,115

Provision for post-employment benefits4)	5,223	542	1,449	807	512	8,533

1)	For details on DBO, please refer to section three of this note.
2)	For details on plan assets, please refer to section four of this note.
3)	Plans with a net surplus, i.e. where plan assets exceed DBO, are reported as Other financial assets, non-current (please see Note C12 “Financial Assets”).
4)	Plans with net liabilities are reported in the balance sheet as Post-employment benefits, non-current.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SECTION TWO: TOTAL PENSION EXPENSES RECOGNIZED IN THE INCOME STATEMENT

The expenses for post-employment benefits within Ericsson are distributed between defined contribution plans and defined benefit plans, with a trend toward defined contribution plans.

Pension costs for defined contribution plans and defined benefit plans

	Sweden	UK	Euro zone	US	Other	Total
2010
Pension cost for defined contribution plans	1,037	95	433	244	192	2,001
Pension cost for defined benefit plans1)	762	153	159	30	–14	1,090

Total	1,799	248	592	274	178	3,091

Total pension cost expressed as a percentage of wages and salaries						7.1%

2009
Pension cost for defined contribution plans	1,686	73	385	124	185	2,453
Pension cost for defined benefit plans1)	674	66	202	49	144	1,135

Total	2,360	139	587	173	329	3,588

Total pension cost expressed as a percentage of wages and salaries						8.7%

2008
Pension cost for defined contribution plans	1,607	40	345	114	72	2,178
Pension cost for defined benefit plans1)	625	156	179	35	33	1,028

Total	2,232	196	524	149	105	3,206

Total pension cost expressed as a percentage of wages and salaries						8.3%

1)	See cost details in table below.

Cost details for defined benefit plans recognized in the income statement

	Sweden	UK	Euro zone	US	Other	Total
2010
Current service cost	631	161	129	32	140	1,093
Interest cost	643	314	182	159	172	1,470
Expected return on plan assets	–511	–322	–141	–130	–253	–1,357
Past service cost	—	—	33	—	9	42
Curtailments, settlements and other	–1	—	–44	–31	–82	–158

Total	762	153	159	30	–14	1,090

2009
Current service cost	594	205	138	35	131	1,103
Interest cost	590	284	194	171	155	1,394
Expected return on plan assets	–366	–270	–125	–156	–208	–1,125
Past service cost	—	—	5	—	25	30
Curtailments, settlements and other	–144	–153	–10	–1	41	–267

Total	674	66	202	49	144	1,135

2008
Current service cost	539	186	141	29	122	1,017
Interest cost	549	299	160	142	133	1,283
Expected return on plan assets	–431	–310	–143	–137	–201	–1,222
Past service cost	—	—	11	—	8	19
Curtailments, settlements and other	–32	–19	10	1	–29	–69

Total	625	156	179	35	33	1,028

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SECTIONS THREE TO SIX FOCUS ON THE DEFINED BENEFIT PLANS SECTION THREE: CHANGE IN THE DEFINED BENEFIT OBLIGATION, DBO

The DBO is the gross pension liability.

Change in the defined benefit obligation

	Sweden	UK	Euro zone	US	Other	Total
2010
Opening balance	16,150	5,688	3,840	2,781	2,258	30,717
Current service cost	631	161	129	32	140	1,093
Interest cost	643	314	182	159	172	1,470
Employee contributions	—	11	4	—	5	20
Pension payments	–159	–99	–82	–169	–194	–703
Actuarial gain/loss (–/+)	–2,285	–157	–569	46	104	–2,861
Settlements	—	—	–14	—	–104	–118
Curtailments	–1	—	–30	–38	–93	–162
Business combinations1)	—	—	74	—	148	222
Other	1	–20	95	30	8	114
Translation difference	—	–461	–466	–148	–7	–1,082

Closing balance	14,980	5,437	3,163	2,693	2,437	28,710

Of which medical benefit schemes	—	—	—	594	—	594

2009
Opening balance	14,866	4,867	3,557	2,789	1,931	28,010
Current service cost	594	205	138	35	131	1,103
Interest cost	590	284	194	171	155	1,394
Employee contributions	—	14	4	—	12	30
Pension payments	–107	–108	–90	–172	–142	–619
Actuarial gain/loss (–/+)	351	543	204	143	–120	1,121
Settlements	—	—	—	—	–1	–1
Curtailments	–144	–153	–14	—	—	–311
Business combinations	—	—	—	—	–13	–13
Other	—	–13	74	26	40	127
Translation difference	—	49	–227	–211	265	–124

Closing balance	16,150	5,688	3,840	2,781	2,258	30,717

Of which medical benefit schemes	—	—	—	631	—	631

1)	Business combinations in 2010 are related to the acquisition of LG-Nortel and Pride Spa.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Funded status

The funded ratio, defined as total plan assets in relation to the total defined benefit obligation (DBO), was 88.6 percent in 2010, compared to 75.5 percent in 2009.

The following table summarizes the value of the DBO per geographical area based on whether there are plan assets wholly or partially funding each pension plan.

Value of the defined benefit obligation

	Sweden	UK	Euro zone	US	Other	Total
2010
DBO, closing balance	14,980	5,437	3,163	2,693	2,437	28,710
Of which partially or fully funded	14,527	5,437	2,086	2,072	1,998	26,120
Of which unfunded	453	—	1,077	621	439	2,590
2009
DBO, closing balance	16,150	5,688	3,840	2,781	2,258	30,717
Of which partially or fully funded	15,660	5,688	2,659	2,119	1,813	27,939
Of which unfunded	490	—	1,181	662	445	2,778

SECTION FOUR: CHANGE IN THE PLAN ASSETS

A majority of pension plans have assets managed by local Pension Trust funds, whose sole purpose is to secure the future pension payments to the employees.

Change in the plan assets

	Sweden	UK	Euro zone	US	Other	Total
2010
Opening balance	10,927	5,336	2,406	1,974	2,563	23,206
Expected return on plan assets	511	322	141	130	253	1,357
Actuarial gain/loss (+/–)	222	265	105	103	–42	653
Employer contributions	729	343	173	58	93	1,396
Employee contributions	—	11	3	—	5	19
Pension payments	—	–119	–43	–103	–119	–384
Settlements	—	—	—	—	–104	–104
Business combinations1)	—	—	—	—	164	164
Other	—	—	53	—	–4	49
Translation difference	—	–467	–324	–114	–16	–921

Closing balance	12,389	5,691	2,514	2,048	2,793	25,435

2009
Opening balance	8,181	4,407	2,330	2,289	1,830	19,037
Expected return on plan assets	366	270	125	156	208	1,125
Actuarial gain/loss (+/–)	1,076	342	–136	–253	162	1,191
Employer contributions	1,305	387	213	49	122	2,076
Employee contributions	—	14	4	—	12	30
Pension payments	—	–122	–75	–115	–125	–437
Settlements	—	—	—	—	—	—
Business combinations	—	—	–1	—	–11	–12
Other	–1	—	90	—	–2	87
Translation difference	—	38	–144	–152	367	109

Closing balance	10,927	5,336	2,406	1,974	2,563	23,206

1)	Business combinations in 2010 are related to the acquisition of LG-Nortel.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Refunds from or reductions in future contributions to plan assets are recognized if they are available and firmly decided.

Actual return on plan assets

	Sweden	UK	Euro zone	US	Other	Total
2010	733	587	246	233	211	2,010
2009	1,441	612	–10	–97	370	2,316

Asset allocation

	Sweden	UK	Euro zone	US	Other	Total
2010
Equities	4,326	2,028	1,277	1,134	458	9,223
Interest-bearing securities	7,508	3,207	970	870	1,837	14,392
Other	555	456	267	44	498	1,820

Total	12,389	5,691	2,514	2,048	2,793	25,435
Of which Ericsson securities	—	—	—	—	—	—

2009
Equities	3,824	1,825	1,094	1,069	394	8,063
Interest-bearing securities	7,103	2,801	1,051	741	1,747	13,586
Other	—	710	261	164	422	1,557

Total	10,927	5,336	2,406	1,974	2,563	23,206
Of which Ericsson securities	—	—	—	—	—	—

Equity instruments amount to 36 (35) percent of the total assets, interest bearing instruments amount to 57 (59) percent of the total assets, and other instruments amount to 7 (6) percent of the total assets.

The contributions to the defined benefit plans for the upcoming year will be based on the development of the financial markets as well as on the growth of the pension liability, and how these developments affect the target funding ratio of the Company.

SECTION FIVE: ACTUARIAL GAINS AND LOSSES REPORTED DIRECTLY IN OTHER COMPREHENSIVE INCOME

Actuarial gains and losses reported directly in other comprehensive income

	2010	2009
Cumulative gain/loss (–/+) at beginning of year	5,326	5,402
Recognized gain/loss (–/+) during the year	–3,514	–70
Translation difference	37	–6

Cumulative gain/loss (–/+) at end of year	1,849	5,326

Since January 1, 2006, Ericsson applies immediate recognition of actuarial gains and losses directly in the statement of Other Comprehensive Income. Actuarial gains and losses may arise from either a change in actuarial assumptions or in deviations between estimated and actual outcome.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Actuarial gains/losses (–/+) related to IFRIC 14 “The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”, had an effect on other comprehensive income amounting to SEK 29 million in 2010 (SEK 662 million in 2009). For further details, see Note C12, “Financial Assets, Non-Current”.

Multi-year summary

	2010	2009	2008	2007	2006
Plan assets	25,435	23,206	19,037	20,236	18,395
DBO	28,710	30,717	28,010	25,226	24,612

Deficit/Surplus (–/+)	–3,275	–7,511	–8,973	–4,990	–6,217
Actuarial gains and losses (–/+)
Experience-based adjustments of pension obligations	177	310	57	–76	232
Experience-based adjustments of plan assets	–653	–1,191	2,952	59	–358

SECTION SIX: ACTUARIAL ASSUMPTIONS

Actuarial assumptions

	Sweden	UK	Euro zone1)	US1)	Other1)
2010
Discount rate	4.80%	5.40%	5.59%	5.73%	8.55%
Expected return on plan assets for the year	4.55%	6.00%	6.27%	7.00%	9.91%
Future salary increases	3.25%	4.50%	2.91%	4.50%	5.70%
Inflation	2.00%	3.50%	2.00%	2.50%	3.50%
Health care cost inflation, current year	n/a	n/a	n/a	9.00%	n/a
Life expectancy after age 65 in years, males	21	22	22	18	19
Life expectancy after age 65 in years, females	24	24	25	20	22
2009
Discount rate	4.00%	5.60%	5.26%	5.89%	8.91%
Expected return on plan assets for the year	4.55%	6.00%	6.31%	7.00%	9.34%
Future salary increases	3.25%	4.90%	2.92%	4.50%	6.77%
Inflation	2.00%	3.60%	2.17%	2.50%	3.80%
Health care cost inflation, current year	n/a	n/a	n/a	9.00%	n/a
Life expectancy after age 65 in years, males	21	21	22	18	18
Life expectancy after age 65 in years, females	24	24	25	20	22

1)	Weighted average.

•	Actuarial assumptions are assessed on a quarterly basis.

•	The discount rate for each country is determined by reference to market yields on high-quality corporate bonds.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

The net periodic pension cost and the present value of the DBO for current and former employees are calculated using the Projected Unit Credit (PUC) actuarial cost method, where the objective is to spread the cost of each employee’s benefits over the period that the employee works for the Company.

Sensitivity analysis for medical benefit schemes

The effect (in SEK million) of a one percentage point change in the assumed trend rate of medical cost would have the following effect:

Sensitivity analysis for medical benefit schemes

	1 percent increase	1 percent decrease
Net periodic post-employment medical cost	3	–3
Accumulated post-employment benefit obligation for medical costs	54	–46

SECTION SEVEN: INFORMATION ON ISSUES AFFECTING THE NET PENSION LIABILITY FOR THE YEAR

Sweden

In 2010, The Swedish defined benefit obligation has been calculated using a discount rate based on yields of covered bonds, which is higher than a discount rate based on yields of government bonds. The Swedish covered bonds are considered high quality bonds, mainly AAA-rated, as they are secured with assets, and the market for covered bonds is considered deep and liquid, thereby meeting IAS19 requirements.

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

Alecta has a collective funding ratio which is a buffer for its insurance commitments to protect against fluctuations in investment return and insurance risks. Alecta’s target ratio is 140 percent and reflects the fair value of Alecta’s plan assets as a percentage of plan commitments, then measured in accordance with Alecta’s actuarial assumptions, which are different from those in IAS 19. Alecta’s collective funding ratio was 146 in 2010 (141 in 2009).

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C18    PROVISIONS

Provisions

	Warranty	Restructuring	Project related	Other	Total
2010
Opening balance	2,533	4,299	1,694	3,905	12,431
Additions	1,743	2,640	1,285	1,046	6,714
Reversal of excess amounts	–297	–335	–353	–869	–1,854
Negative effect on Income Statement					4,860
Cash out/Utilization	–1,466	–3,261	–1,547	–880	–7,154
Balances regarding divested/acquired businesses	182	—	28	—	210
Reclassification	–182	176	62	–200	–144
Translation differences	–44	–289	–64	–62	–459

Closing balance	2,469	3,230	1,105	2,940	9,744

2009
Opening balance	1,931	3,830	3,794	4,795	14,350
Additions	2,141	4,920	1,952	2,129	11,142
Reversal of excess amounts	–171	–210	–451	–915	–1,747
Negative effect on Income Statement					9,395
Cash out/Utilization	–1,427	–4,248	–3,459	–1,595	–10,729
Balances regarding divested/acquired businesses	96	—	—	16	112
Reclassification	19	146	–128	–595	–558
Translation differences	–56	–139	–14	70	–139

Closing balance	2,533	4,299	1,694	3,905	12,431

Provisions will fluctuate over time depending on business mix, market mix as well as technology shifts. Risk assessment in the ongoing business is performed monthly to identify the need for new additions and reversals. Management uses its best judgment to estimate provisions based on this assessment. In certain circumstances, provisions are no longer required due to more favorable outcomes than anticipated, which affect the provisions balance as a reversal. In other cases the outcome can be negative, and if so, a charge is recorded in the income statement.

For 2010, new or additional provisions amounting to SEK 6.7 billion were made, and SEK 1.9 billion were reversed. The actual cash outlays for 2010 was SEK 7.2 billion compared with the estimated SEK 8 billion. The expected cash outlays in 2011 is approximately SEK 8 billion.

Of the total provisions, SEK 353 (461) million are classified as non-current. For more information, see Note C1, “Significant Accounting Policies” and Note C2, “Critical Accounting Estimates and Judgments”.

Warranty provisions

Warranty provisions are based on historic quality rates for established products as well as estimates regarding quality rates for new products and costs to remedy the various types of faults predicted. The actual cash outlays for 2010 was SEK 1.5 billion and in line with the expected SEK 2 billion. Provisions amounting to SEK 1.7 billion were made and due to more favorable outcomes in certain cases reversals of SEK 0.3 billion were made. The cash outlays of warranty provisions during year 2011 is estimated to approximately SEK 2 billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Restructuring provisions

The cost reduction program initiated in the first quarter 2009 was completed by the second quarter 2010. The total restructuring charges for the program was SEK 15.5 billion of which SEK 6.9 billion were provided for as restructuring provisions. In the second half of the year the cost reduction continued and primarily relates to continuous efficiency activities in service delivery and development, transformation in managed services contracts and product rationalization. In 2010 SEK 2.6 billion (4.9) in provision were made. The cash outlays were 3.3 billion (4.2) for the full year and SEK 0.7 billion were related to restructuring programs before 2009. The cash outlay for 2011 is estimated to approximately SEK 3 billion.

Project related provisions

Project provisions relate to estimated losses on onerous contracts, including probable contractual penalties. The cash outlays of project related provisions were SEK 1.5 billion and in line with the estimated SEK 1 billion. Provisions amounting to SEK 1.3 billion were made and SEK 0.4 billion were reversed due to a more favorable outcome than expected. The cash outlays for 2011 is estimated to be approximately SEK 1 billion.

Other provisions

Other provisions include provisions for tax issues, litigations, supplier claims, and other. The cash outlays was SEK 0.9 billion in 2010 compared to the estimate of SEK 2 billion. During 2010, new provisions amounting to SEK 1.0 billion were made and SEK 0.9 billion were reversed during the year due to a more favorable outcome. For 2011, the estimated cash outlays is approximately SEK 2 billion.

C19    INTEREST-BEARING LIABILITIES

As of December 31, 2010, Ericsson’s outstanding interest-bearing liabilities were SEK 30.8 (32.1) billion.

Interest-bearing liabilities

	2010	2009
Borrowings, current
Current part of non-current borrowings1)	760	684
Other current borrowings	3,048	1,440

Total current borrowings	3,808	2,124

Borrowings, non-current
Notes and bond loans	20,646	23,801
Other borrowings, non-current	6,309	6,195
Total non-current interest-bearing liabilities	26,955	29,996

Total interest-bearing liabilities	30,763	32,120

1)	Including notes and bond loans of SEK 0 (0) million.

All outstanding notes and bond loans are issued by the Parent Company under its Euro Medium-Term Note (EMTN) program. Bonds issued at a fixed interest rate are swapped to a floating interest rate using interest rate swaps, resulting in a weighted average interest rate of 2.65 (2.88) percent at December 31, 2010. These bonds are revalued based on changes in benchmark interest rates according to the fair value hedge methodology stipulated in IAS 39.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On December 23, 2010, the USD 625 million bilateral loan with Swedish Export Credit Corporation (SEK) was renegotiated to reduce interest expense and to prolong the maturity profile. USD 325 million was amortized. The remaining USD 300 million will mature in 2016 according to the original plan. At the same time a new bilateral bond of USD 170 million was issued with maturity 2020. Consequently gross cash was reduced by USD 155 million. The new bond is not guaranteed by EKN (The Swedish Export Credit Guarantee Board).

In 2008 Ericsson signed a seven year loan of SEK 4.0 billion with the European Investment Bank. The loan supports Ericsson’s R&D activities to develop the next generation of mobile broadband technology at sites in Kista, Gothenburg and Linköping in Sweden.

Notes and bond loans

Issued–maturing	Nominal amount	Coupon	Currency	Book value (SEK m.)		Maturity date (yy-mm-dd)		Unrealized hedge gain/loss (incl. in book value)
2004-2012	450	2.420%	SEK	450		12-12-07	2)
2007-2012	1,000	5.100%	SEK	1,035		12-06-29		–35
2007-2012	2,000	2.200%	SEK	2,000		12-06-29	3)
2007-2014	375	1.314%	EUR	3,383		14-06-27	4)
2007-2017	500	5.380%	EUR	5,059	1)	17-06-27		–571
2009-2013	600	5.000%	EUR	5,521	1)	13-06-24		–129
2009-2016	300	3.35281%	USD	2,041		16-06-23	5)
2010-2020	170	2.69281%	USD	1,157		20-12-23	6)

Total				20,646				–735

1)	Interest rate swaps are designated as fair value hedges.
2)	Next contractual repricing date 2011-06-03 (semi annual).
3)	Next contractual repricing date 2011-03-25 (quarterly).
4)	Next contractual repricing date 2011-03-24 (quarterly).
5)	Next contractual repricing date 2011-03-21 (quarterly).
6)	Next contractual repricing date 2011-03-18 (quarterly).

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

Ericsson defines its managed capital as the total Company equity. For Ericsson, a robust financial position with a strong equity ratio, investment grade rating, low leverage and ample liquidity is deemed important. This provides financial flexibility and independence to operate and manage variations in working capital needs as well as to capitalize on business opportunities.

Ericsson’s overall capital structure should support the financial targets: to grow faster than the market, deliver best-in-class margins and generate a healthy cash flow. The capital structure is managed by balancing equity, debt financing and liquidity in such a way that the Company secure funding of operations at a reasonable cost of capital. Regular borrowings are complemented with committed credit facilities to give additional flexibility to manage unforeseen funding needs. Ericsson strive to finance growth, normal capital expenditures and dividends to shareholders by generating sufficient positive cash flows from operating activities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Ericsson’s capital objectives are:

•	An equity ratio above 40 percent.

•	A cash conversion rate above 70 percent.

•	To maintain a positive net cash position.

•	To maintain a solid investment grade rating by Moody’s and Standard & Poor’s.

Capital objectives related information

	2010	2009
Capital (SEK billion)	147	141
Equity ratio (percent)	52	52
Cash conversion rate (percent)	112	117
Positive net cash (SEK billion)	51.3	36.1

Credit rating
Moody’s	Baa1	Baa1
Standard & Poor’s	BBB+	BBB+

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

Currency exposure

Exposure currency	Translation exposure	Transaction exposure	Net exposure	Net exposure, percent of total
Net sales
USD	46.6	40.8	87.4	43%
EUR	27.4	10.5	37.9	19%
CNY	13.5	–0.3	13.2	6%
JPY	8.8	0.6	9.4	5%
INR	8.3	–1.1	7.2	4%
GBP	7.8	–1.5	6.3	3%
BRL	5.9	–0.2	5.7	3%
SEK	41.7	–37.6	4.1	2%
Other	42.2	–11.2	31.0	15%

Pre-hedge total	202.2	0.0	202.2	100%
Hedge			1.1

Total Net sales			203.3

Net cost
USD	–45.9	–14.7	–60.6	33%
SEK	–32.8	–15.3	–48.1	26%
EUR	–25.8	–4.5	–30.3	16%
CNY	–12.8	1.1	–11.7	6%
INR	–9.0	3.6	–5.4	3%
BRL	–5.9	0.7	–5.2	3%
JPY	–8.4	4.3	–4.1	2%
GBP	–7.5	6.8	–0.7	0%
Other	–37.9	18.0	–19.9	11%

Pre-hedge total	–186.0	0.0	–186.0	100%
Hedge			–0.8

Total Net cost			–186.8

Operating income			16.5

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Translation exposure

Translation exposure relates to Sales and Cost of Sales in foreign entities when translated into SEK upon consolidation. These exposures can not be addressed by hedging, but as the Income Statement is translated using average rate, the impact of volatility in foreign currency rates is reduced.

Transaction exposure

Transaction exposure relates to Sales and Cost of sales in non-reporting currencies in individual group companies. Foreign exchange risk is as far as possible concentrated to Swedish group companies, primarily Ericsson AB. Sales to foreign subsidiaries are normally denominated in the functional currency of the receiving entity, and export sales from Sweden to external customers are normally denominated in USD or other foreign currency. In order to limit the exposure toward exchange rate fluctuations on future revenues and costs, committed and forecasted future sales and purchases in major currencies are hedged, for the coming 6–12 months.

According to Company policy, transaction exposure in subsidiaries’ balance sheets (i.e. trade receivables and payables and customer finance receivables) should be fully hedged, except for non-tradable currencies. Group Treasury has a mandate to leave selected transaction exposures in subsidiaries’ balance sheets unhedged up to an aggregate Value at Risk (VaR) of SEK 20 million, given a confidence level of 99 percent and a 1-day horizon.

Foreign exchange exposures in balance sheet items are hedged through offsetting balances or derivatives.

As of December 31, 2010, outstanding foreign exchange derivatives hedging transaction exposures had a net market value of SEK 0.6 (0.3) billion. The market value is partly deferred in the hedge reserve in OCI to offset the gains/losses on hedged future sales in foreign currency.

Cash flow hedges

The purpose of hedging forecasted revenues and costs is to reduce volatility in the income statement. Hedging is done by selling or buying foreign currencies against the functional currency of the hedging entity using FX forwards.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Translation exposure in foreign subsidiaries is hedged according to the following policy established by the Board of Directors:

Translation risk related to net assets in foreign subsidiaries is hedged up to 20 percent in selected companies. The translation differences reported in OCI during 2010 were negative, SEK 3.7 billion, including hedging gain of SEK 0.4 billion.

Interest rate risk

Ericsson is exposed to interest rate risk through market value fluctuations in certain balance sheet items and through changes in interest revenues and expenses. The net cash position was SEK 51.3 (36.1) billion at the end of 2010, consisting of cash, cash equivalents and short-term investments of SEK 87.2 (76.7) billion and interest-bearing liabilities and post-employment benefits of SEK 35.9 (40.7) billion.

Ericsson manages the interest rate risk by (i) matching fixed and floating interest rates in interest-bearing balance sheet items and (ii) avoiding significant fixed interest rate exposure in Ericsson’s net cash position. The policy is that interest-bearing assets shall have an average interest duration between 10 and 14 months and interest-bearing liabilities an average interest duration shorter than 6 months, taking derivative instruments into consideration. Treasury has a mandate to deviate from the asset management benchmark given by the Board and take FX positions up to an aggregate risk of VaR SEK 30 million given a confidence level of 99 percent and a 1-day horizon.

As of December 31, 2010, 97 (88) percent of Ericsson’s interest-bearing liabilities and 90 (61) percent of Ericsson’s interest-bearing assets had floating interest rates, i.e. interest periods of less than 12 months.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Outstanding derivatives1)

	2010			2009
Fair value	Asset	Liability		Asset		Liability
Currency derivatives
Maturity within 3 months	581	1,086		580		500
Maturity between 3 and 12 months	945	505		910		423
Maturity 1 to 3 years	2	21		90		44
Maturity 3 to 5 years	—	—		84		—
Maturity more than 5 years	—	—		3		—

Total currency derivatives	1,528	1,613	2)	1,666	3)	967
Of which designated in cashflow hedge relations	662	—		96		—
Of which designated in net investment hedge relations	—	3		—		62

Interest rate derivatives
Maturity within 3 months	6	28		—		—
Maturity between 3 and 12 months	76	61		28		40
Maturity 1 to 3 years	544	118		49		151
Maturity 3 to 5 years	184	34		175		40
Maturity more than 5 years	705	87		685		58

Total interest rate derivatives	1,515	329	2)	937	3)	289
Of which designated in fair value hedge relations	862	—		845		—

1)	Some of the derivatives with short maturities are recognized in the balance sheet as non-current due to hedge accounting.
2)	Of which SEK 902 million is reported as non-current liabilities.
3)	Of which SEK 843 million is reported as non-current assets.

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

The average VaR calculated for 2010 was for the interest rate mandate SEK 20.3 (14.3) million and for the transaction exposure mandate SEK 9.8 (13.9) million. No VaR-limits were exceeded during 2010.

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. This exposure arises in the investments in cash, cash equivalents, short-term Investments and from derivative positions with positive unrealized results against banks and other counterparties.

Ericsson mitigates these risks by investing cash primarily in well-rated securities such as treasury bills, government bonds, commercial papers, and mortgage covered bonds with short-term ratings of at least A-1/P-1 and long-term ratings of AAA. Separate credit limits are assigned to each counterpart in order to minimize risk

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

concentration. We have had no sub-prime exposure in our investments. All derivative transactions are covered by ISDA netting agreements to reduce the credit risk. No credit losses were incurred during 2010, neither on external investments nor on derivative positions.

At December 31, 2010, the credit risk in financial cash instruments was equal to the instruments’ carrying value. Credit exposure in derivative instruments was SEK 3.0 (2.6) billion.

Liquidity risk

Liquidity risk is that Ericsson is unable to meet its short-term payment obligations due to insufficient or illiquid cash reserves.

Ericsson minimizes the liquidity risk by maintaining a sufficient net cash position. This is managed through centralized cash management, investments in highly liquid interest-bearing securities, and by having sufficient committed credit lines in place to meet potential funding needs. For information about contractual obligations, please see Note C32, “Contractual obligations”. The current cash position is deemed to satisfy all short-term liquidity requirements.

During 2010, cash and bank and short-term investments increased by SEK 10.5 billion to SEK 87.2 billion. The increase was mainly due to positive operating cash flow.

Cash, cash equivalents and short-term investments

	Remaining time to maturity
(SEK billion)	< 3 months	< 1 year	1–5 years	>5 years	Total
Bank Deposits	29.4	0.1	—	—	29.5
Type of issuer/counterpart
Governments	—	9.3	23.5	2.9	35.7
Banks	1.5	—	4.0	—	5.5
Corporations	—	—	—	—	—
Mortgage institutes	—	—	15.3	1.2	16.5
2010	30.9	9.4	42.8	4.1	87.2
2009	31.8	2.6	34.4	7.9	76.7

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Repayment schedule of long-term borrowings1)

Nominal amount (SEK billion)	Current maturities of long- term debt	Notes and bonds (non-current)	Liabilities to financial institutions (non-current)	Total
2011	0.8	—	—	0.8
2012	—	3.5	0.9	4.4
2013	—	5.4	—	5.4
2014	—	3.4	—	3.4
2015	—	—	4.1	4.1
2016	—	2.0	—	2.0
2017	—	4.5	—	4.5
2018	—	—	—	—
2019	—	—	—	—
2020	—	1.2	—	1.2

Total	0.8	20.0	5.0	25.8

1)	Excluding finance leases reported in Note C27, “Leasing”.

Debt financing is mainly carried out through borrowing in the Swedish and international debt capital markets.

Bank financing is used for certain subsidiary funding and to obtain committed credit facilities.

Funding programs1)

	Amount	Utilized	Unutilized
Euro Medium-Term Note program (USD million)	5,000	3,003	1,997
Euro Commercial Paper program (USD million)	1,500	—	1,500
Swedish Commercial Paper program (SEK million)	5,000	—	5,000
Long-term Committed Credit facility (USD million)	2,000	—	2,000
Indian Commercial Paper program (INR million)	5,000	3,200	1,800

1)	There are no financial covenants related to these programs.

At year-end, Ericsson’s credit ratings remained at Baa1 (Baa1) by Moody’s and BBB+ (BBB+) by Standard & Poor’s, both considered to be “Solid Investment Grade”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial instruments carried at other than fair value

The fair value of the majority of the Company’s financial instruments are determined based on quoted market prices or rates. In the following tables, carrying amounts and fair values of financial instruments that are carried in the financial statements at other than fair values are presented. Assets valued at fair value through profit or loss showed a net gain of SEK 1.1 billion. For further information about valuation principles, please see Note C1, “Significant accounting policies”.

Financial instruments carried at other than fair value1)

	Carrying amount		Fair value
SEK billion	2010	2009	2010	2009
Current maturities of non-current borrowings	0.8	0.7	0.8	0.7
Notes and bonds	20.6	23.8	20.5	22.8
Other borrowings non-current	5.1	4.8	5.0	4.0

Total	26.5	29.3	26.3	27.5

1)	Excluding finance leases reported in Note C27, “Leasing”.

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

Market price risk in own shares and other listed equity investments

Risk related to our own share price

Ericsson is exposed to the development of its own share price through stock option and stock purchase plans for employees and synthetic share-based compensations to the Board of Directors. The obligation to deliver shares, or pay compensation amounts, under these plans is covered by holding Ericsson Class B shares as treasury stock and warrants for issuance of new Ericsson Class B shares or provisions. An increase in the share price will result in social security charges, which represents a risk to both income and cash flow. The cash flow exposure is fully hedged through the holding of Ericsson Class B shares as treasury stock to be sold to generate funds to cover also social security payments, and through the purchase of call options on Ericsson Class B shares. For further information about the stock option and stock purchase plans, please see note C29, “Information Regarding Members of the Board of Directors, the Group Management and Employees”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial instruments, carrying amounts

SEK billion	Customer finance C14	Trade receivables C14	Short-term investments	Cash equivalents	Borrowings C19	Trade payables C22	Other financial assets C12	Other current receivables C15	Other current liabilities C21	Other non- current liabilities	2010	2009
Assets at fair value through profit or loss	—	—	56.3	1.5	—	—	—	3.0	–1.0	–0.9	58.9	56.0
Loans and receivables	4.4	61.1	—	2.1	—	—	2.7	—	—	—	70.3	73.7
Available for sale assets	—	—	—	—	—	—	—	—	—	—	—	—
Financial liabilities at amortized cost	—	—	—	—	–30.8	–25.0	—	—	—	—	–55.8	–51.0

Total	4.4	61.1	56.3	3.6	–30.8	–25.0	2.7	3.0	–1.0	–0.9	73.4	78.7

C21    OTHER CURRENT LIABILITIES

Other current liabilities

	2010	2009
Income tax liabilities	2,228	1,890
Advances from customers	5,946	4,903
Liabilities to associated companies and joint ventures	115	152
Accrued interest	349	378
Accrued expenses, of which	31,463	29,957
Employee related	10,063	10,137
Supplier related	12,273	10,769
Other1)	9,127	9,051
Deferred revenues	11,415	8,267
Derivatives with a negative value2)	1,039	1,255
Other3)	6,050	5,727

Total	58,605	52,529

1)	Major balance relates to accrued expenses for customer projects.
2)	See Note C20, “Financial Risk Management and Financial Instruments”.
3)	Includes items such as VAT and withholding tax payables and other payroll deductions, and liabilities for goods received where invoice is not yet received.

C22    TRADE PAYABLES

Trade payables

	2010	2009
Payables to associated companies and joint ventures	157	1,186
Other	24,802	17,678

Total	24,959	18,864

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C23    ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral

	2010	2009
Chattel mortgages	191	167
Bank deposits	467	383

Total	658	550

C24    CONTINGENT LIABILITIES

Contingent liabilities

	2010	2009
Contingent liabilities	875	1,245

Total	875	1,245

Contingent liabilities assumed by Ericsson include guarantees of loans to other companies of SEK 25 (76) million. Ericsson has SEK 413 (542) million issued to guarantee the performance of a third party. All ongoing legal and tax proceedings have been evaluated, their potential economic outflows and probability estimated and necessary provisions made.

Financial guarantees for third party amounted to SEK 191 (52) million as of December 31, 2010. Maturity date for major part of the issued guarantees occurs in 2019 at latest.

Sony Ericsson Mobile Communications AB (SEMC) has been granted term loans and credit facilities of SEK 3,157 million, of which SEK 2,106 million were utilized as of December 31, 2010. The parent companies of Ericsson and Sony Corporation have issued guarantees for these term loans and credit facilities on a 50/50 basis, without joint responsibility. Thus Ericsson’s guaranteed amount is maximum SEK 1,579 million excluding interest. As of December 31, 2010, Ericsson’s part of the outstanding amount is SEK 1,037 million excluding accrued interest of SEK 16 million. Maturity dates for the issued guarantees are 2011 (SEK 1,128 million) and 2012 (SEK 451 million). See also Note C30, “Related Party Transactions”.

C25    STATEMENT OF CASH FLOWS

Interest paid in 2010 was SEK 977 million (SEK 772 million in 2009, SEK 1,689 million in 2008) and interest received was SEK 1,083 million (SEK 1,900 million in 2009, SEK 2,375 million in 2008). Taxes paid, including withholding tax, were SEK 4,808 million (SEK 4,427 million in 2009, SEK 4,274 million in 2008).

Cash and cash equivalents includes cash of SEK 27,231 million (SEK 18,372 million in 2009) and temporary investments of SEK 3,633 million (SEK 4,426 million in 2009). For more information regarding the disposition of cash and cash equivalents and unutilized credit commitments, see Note C20, “Financial Risk Management and Financial Instruments”.

Cash restricted due to currency regulations or other legal restrictions in certain countries amounted to SEK 10,836 million (SEK 8,907 million in 2009, SEK 8,197 million in 2008).

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Adjustments to reconcile net income to cash

	2010	2009	2008
Property, plant and equipment
Depreciation	3,299	3,550	3,108
Impairment losses/reversals of impairments	–3	–48	–3

Total	3,296	3,502	3,105

Intangible assets
Amortization
Capitalized development expenses	664	647	1,726
Intellectual Property Rights, brands and other intangible assets	4,999	3,562	3,280

Total amortization	5,663	4,209	5,006
Impairments
Capitalized development expenses	49	157	562
Intellectual Property Rights, brands and other intangible assets	945	4,255	—

Total	6,657	8,621	5,568

Total depreciation, amortization and impairment losses on property, plant and equipment and intangible assets	9,953	12,123	8,673

Taxes	351	–1,011	1,032
Dividends from joint ventures/associated companies1)	119	70	3,863
Undistributed earnings in joint ventures/ associated companies1)	1,357	6,013	291
Gains/losses on sales of investments and operations, intangible assets and PP&E, net2)	–237	–910	–1,210
Other non-cash items2) 3)	947	571	1,669

Total adjustments to reconcile net income to cash	12,490	16,856	14,318

1)	See also note C12, “Financial Assets, Non-Current”.
2)	See also note C26, “Business Combinations”.
3)	Refers mainly to unrealized foreign exchange, gains/losses on financial instruments.

Acquisitions/divestments of subsidiaries and other operations

	Acquisitions	Divestments
2010
Cash flow from business combinations1)	–3,286	454

Total	–3,286	454

2009
Cash flow from business combinations1)	–9,633	1,239
Capital contribution to joint venture	–9,688	—

Total	–19,321	1,239

2008
Cash flow from business combinations1)	–74	654
Other investments	—	1,256

Total	–74	1,910

1)	See also note C26, “Business Combinations”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C26    BUSINESS COMBINATIONS

Acquisitions and divestments

Acquisitions

Acquisitions 2008–2010

	2010		2009	2008
Cash	3,789		9,633	74

Total consideration	3,789		9,633	74

Acquisition-related costs	67	1)	—	—
Net asset acquired
Cash and cash equivalents	570		5	—
Property, plant and equipment	205		297	—
Intangible assets	3,825		5,832	–209
Investments in associates	138		—	—
Other assets	2,506		1,235	887
Provision, incl. post-employment benefits	–390		—	—
Other liabilities	–3,573		–1,270	278

Total identifiable net assets	3,281		6,099	956
Non-controlling interest	–748		—	—
Goodwill	1,256		3,534	–882

	3,789		9,633	74

1)	Acquisition-related costs are included in Selling and administrative expenses in the consolidated income statement.

In 2010, Ericsson made acquisitions with a cash flow effect amounting to SEK 3,286 (9,633) million, primarily:

•

inCode: On September 7, 2010, the Company announced that it had entered into an asset purchase agreement to acquire certain assets of inCode’s Strategy and Technology Group, a premier professional services firm providing strategic business and consulting services to leading North American telecommunications clients. inCode is consolidated by the Company as of September 30 2010. The purchase price was USD 12 million on a cash and debt free basis. The acquisition includes certain assets of inCode’s Strategy and Technology Group, including contracts, technology and intellectual property, and about 45 employees throughout the US and Canada.

•

LG-Nortel: On April 21, 2010, the Company announced that it had entered into a share purchase agreement to acquire Nortel’s majority shareholding (50 percent + 1 share) in LG-Nortel, the joint venture of LG Electronics and Nortel Networks. In 2009, LG-Nortel generated approximately USD 650 million of sales. The purchase price was USD 234 million on a cash and debt free basis. The acquisition has significantly expanded the Company’s footprint in the Korean market and provided well established sales channel and strong R&D capability in the country. Furthermore, the acquisition provided the Company with an industrial base and the ability to build new customer relationships. Part of the acquisition costs is recognized as goodwill due to the competence acquired. The non-controlling interest is measured at the non-controlling interest’s share of the acquiree’s net assets. Net Sales for acquired LG-Nortel business amounted to approximately SEK 2,322 million for the period July 1 – December 31, 2010. If LG-Nortel had been consolidated from January 1, 2010, the sales had amounted

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to approximately SEK 3,820 million. The acquired LG-Nortel business had a positive impact on the result. Approximately 1,300 employees were transferred. LG-Nortel is consolidated by the Company as of June 30, 2010, and is included in segment Networks. The new name of the joint venture is LG-Ericsson. Transaction costs for the acquisition amounted to SEK 24 million.

•

Nortel GSM: On November 25, 2009, the Company announced it had entered to acquire certain assets of the Carrier Networks division of Nortel relating to Nortel’s GSM business in the US and Canada. Nortel GSM was consolidated by the Company as of March 31, 2010. The acquisition further strengthens the Company’s ability to serve North Americas leading wireless operators. The purchase was structured as an asset sale at a cash purchase price of USD 79 million on a cash and debt free basis. Approximately 350 employees were transferred to Ericsson. Transaction costs for the acquisition amounted to SEK 22 million

•

Optimi: On December 22, 2010, the Company announced the acquisition of Optimi Corporation, a US-Spanish telecommunications vendor providing products and services within the networks optimization and management sector to leading clients in telecommunications. The purchase price was USD 99 million on a cash and debt free basis. Approximately 200 highly skilled professionals and a complete portfolio of services and tools were transferred to the Company. Optimi is consolidated by the Company as of December 31.

•

Pride: On January 12, 2010, the Company announced it had acquired all shares in Italian Pride Spa, a consulting and systems integration company, operating in Italy. The purchase price was EUR 66 million on a cash and debt free basis. The aim was to further strengthen the Company’s offering in the systems integration and consultancy field. Pride employs about 1,000 employees. Goodwill is related to business footprint and critical mass in Systems Integration. Pride is consolidated by the Company as of January 29, 2010.

The preliminary purchase price allocation made in 2009 related to Nortel CDMA were finalized 2010 with the following effects: An increase in inventory of SEK 114 million, a decrease in other assets of SEK 191 million, an increase of other liabilities of SEK 67 million, an increase of intangible assets of SEK 281 MSEK and a decrease in goodwill of SEK 137 million.

Nortel CDMA business (2009)

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The determination of purchase price allocation and fair values of assets acquired and liabilities assumed is based on preliminary appraisal; therefore, these values may be subject to adjustments.

Divestments

Divestments 2008–2010

	2010	2009	2008
Cash	454	1,239	654
Net assets disposed of
Property, plant and equipment	21	5	3
Other assets	372	586	1,005
Other liabilities	–183	–38	–456

	210	553	552
Net gains from divestments	357	780	296
Less Cash and cash equivalents	–113	–94	–194

Cash flow effect	454	1,239	654

In 2010, the Company made divestments with a cash flow effect amounting to SEK 454 (1,239) million.

•

Ericsson Federal Inc. (EFI): On January 3, 2011, the Company announced the completion of the sale of 100 percent of the shares in EFI to Tailwind Capital, a private equity firm focused on growing companies. EFI was consolidated by the Company until the sale in the end of December 2010. The sale resulted in a gain amounting to SEK 216 million and a cash flow effect of SEK 360 million.

Divestments in 2009 refer mainly to TEMS with a gain amounting to SEK 777 million and a cash flow effect of SEK 926 million.

TEMS business (2009)

Net assets disposed of	2009
Property, plant and equipment	5
Other assets	276
Other liabilities	–38

243
Net gains from divestments	777

Less:
Cash and cash equivalents	94

Cash flow effect	926

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Acquisitions 2008–2010

Company	Description	Date of announcement
Optimi	A US-Spanish telecommunications vendor providing products and services within the networks optimization and management sector with around 200 employees.	Dec 22, 2010

inCode	An asset purchase agreement of certain assets with around 45 employees. A premier professional services firm providing strategic business and consulting services.	Sep 7, 2010

LG-Nortel	Nortel’s majority shareholding (50 percent + 1 share) in LG-Nortel with around 1,300 employees.	Apr 21, 2010

Pride	Italian consulting and systems integration company with around 1,000 employees.	Jan 12, 2010

Nortel GSM	An asset purchase agreement of the Carrier Networks division of Nortel relating to GSM business.	Nov 25, 2009

Nortel	An asset purchase agreement of the Carrier networks division of Nortel relating to CDMA and LTE technology.	Nov 13, 2009

Elcoteq	Estonian electronics manufacturing service company with around 1,200 employees.	June 17, 2009

Bizitek	Turkish systems integrator of business support systems with around 116 employees.	May 28, 2009

Mobeon	Swedish company. Acquisition of shares.	Mar 31, 2008

Divestments 2008–2010

Company	Description	Date of announcement
EFI	Sale of Ericsson Federal Inc. (EFI).	Jan 3, 2011

TEMS	Tools for air interface monitoring and radio network planning.	Mar 23, 2009

Enterprise	PBX solutions business.	May 1, 2008

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C27    LEASING

Leasing with the Company as lessee

Assets under finance leases, recorded as property, plant and equipment, consist of:

Finance leases

	2010	2009
Acquisition costs
Real estate	1,846	1,942
Machinery	3	4

	1,849	1,946

Accumulated depreciation
Real estate	–687	–662
Machinery	–3	–4

	–690	–666

Accumulated impairment losses
Real estate	–54	–49

Net carrying value	1,105	1,231

As of December 31, 2010, future minimum lease payment obligations for leases were distributed as follows:

Future minimum lease payment obligations for leases

	Finance leases	Operating leases

2011	155	3,097
2012	153	2,586
2013	151	1,754
2014	230	1,203
2015	131	722
2016 and later	997	2,216

Total	1,817	11,578

Future finance charges1)	–568	n/a

Present value of finance lease liabilities	1,249	11,578

1)	Average effective interest rate on lease payables is 5.87 percent.

Expenses in 2010 for leasing of assets were SEK 3,675 (3,839) million, of which variable expenses were SEK 51 (0) million. The leasing contracts vary in length from 1 to 18 years.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leases with the Company as lessor

Leasing income mainly relates to subleasing of real estate. These leasing contracts vary in length from 1 to 11 years.

At December 31, 2010, future minimum payment receivables were distributed as follows:

Future minimum payment receivables

	Finance leases	Operating leases
2011	—	52
2012	—	13
2013	—	13
2014	—	13
2015	—	13
2016 and later	—	38

Total	—	142

Unearned financial income	—	n/a
Uncollectible lease payments	—	n/a

Net investments in financial leases	—	n/a

Leasing income in 2010 was SEK 94 (181) million.

C28    TAX ASSESSMENT VALUES IN SWEDEN

Tax assessment values in Sweden

	2010	2009
Land and land improvements	65	58
Buildings	295	265

Total	360	323

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C29    INFORMATION REGARDING MEMBERS OF THE BOARD OF DIRECTORS, THE GROUP MANAGEMENT AND EMPLOYEES

REMUNERATION TO THE BOARD OF DIRECTORS

Remuneration to members of the board of directors

	Board fees	Number of synthetic shares/ portion of Board fee	Value at grant date of synthetic shares allocated 2010 A	Number of previously allocated synthetic shares	Net change in value of allocated synthetic shares1) B	Committee fees	Total fees paid in cash2) C		Total remuneration 2010 (A+B+C)
Board member
Michael Treschow	3,750,000	32,856/75%	2,812,474	79,070.80	948,927	250,000	1,359,509	3)	5,120,910
Marcus Wallenberg	750,000	2,190/25%	187,464	5,270.80	63,256	125,000	687,500		938,220
Sverker Martin-Löf	750,000	0/0%	—	—	—	—	750,000		750,000
Roxanne S. Austin	750,000	6,571/75%	562,478	15,813.60	189,779	250,000	437,500		1,189,756
Sir Peter L. Bonfield	750,000	2,190/25%	187,464	5,270.80	63,256	250,000	812,500		1,063,220
Börje Ekholm	750,000	6,571/75%	562,478	15,813.60	189,779	125,000	312,500		1,064,756
Ulf J. Johansson	750,000	6,571/75%	562,478	15,813.60	189,779	350,000	615,357	3)	1,367,613
Nancy McKinstry	750,000	4,380/50%	374,928	13,097.60	167,534	125,000	500,000		1,042,462
Anders Nyrén	750,000	0/0%	—	—	—	125,000	875,000		875,000
Carl-Henric Svanberg	750,000	4,380/50%	374,928	—	–32,631	—	375,000		717,297
Hans Vestberg	—	—	—	—	—	—	—		—
Michelangelo Volpi	750,000	4,380/50%	374,928	—	–32,631	—	375,000		717,297
Employee Representatives
Monica Bergström	4,500	—	—	—	—	—	4,500		4,500
Pehr Claesson	15,000	—	—	—	—	—	15,000		15,000
Kristina Davidsson	15,000	—	—	—	—	—	15,000		15,000
Anna Guldstrand	15,000	—	—	—	—	—	15,000		15,000
Jan Hedlund	15,000	—	—	—	—	—	15,000		15,000
Karin Lennartsson	10,500	—	—	—	—	—	10,500		10,500
Karin Åberg	15,000	—	—	—	—	—	15,000		15,000

Total	11,340,000	70,089	5,999,618	150,150.80	1,747,048	1,600,000	7,189,866		14,936,533	4)

1)	The difference in value as of December 31, 2010, compared to December 31, 2009 (for synthetic shares allocated 2008 and 2009), and compared to grant date 2010 (for synthetic shares allocated 2010). The value of synthetic shares allocated in 2008 and 2009 includes respectively SEK 1.85 and SEK 2.00 per share in compensation for dividends resolved by the Annual General Meetings 2009 and 2010.
2)	Committee fee and cash portion of the Board fee.
3)	Including an amount corresponding to statutory social charges in respect of the part of the fee that has been invoiced through a limited liability company.
4)	Excluding social security charges in the amount of SEK 3,077,266

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Comments to the table

•	The Chairman of the Board was entitled to a Board fee of SEK 3,750,000 and a fee of SEK 125,000 for each Board committee on which he served.

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

•

According to new rules it has been possible for Board members fulfilling certain criteria to invoice the amount of the Board and Committee fee. The Board member is allowed to add to the invoice an amount corresponding to social charges. The social charges thus included in the invoiced amount are not higher than the general payroll tax that would otherwise have been paid by the Company. The entire amount, e.g. the cash portion of the Board fee and the committee fee, including social charges, constitutes the invoiced Board fee

•

The Annual General Meeting 2010 resolved that non-employed Directors may choose to receive the Board fee, (i.e. exclusive of committee fee) as follows: i) 25 percent of the Board fee in cash and 75 percent in the form of synthetic shares, with a value corresponding to 75 percent of the Board fee at the time of allocation, ii) 50 percent in cash and 50 percent in the form of synthetic shares, or iii) 75 percent in cash and 25 percent in the form of synthetic shares. Directors may also choose not to participate in the synthetic share program and receive 100 percent of the Board fee in cash. Committee fees are always paid in cash.

The number of synthetic shares is based on a volume-weighed average of the market price of Ericsson Class B shares on the NASDAQ OMX Stockholm exchange during the five trading days immediately following the publication of Ericsson’s interim report for the first quarter of 2010: SEK 85.60. The number of synthetic shares is rounded down to the nearest whole number of shares.

The synthetic shares are vested during the Directors’ term of office and the right to receive payment with regard to the allocated synthetic shares occurs after the publication of the Company’s year-end financial statement during the fifth year following the Annual General Meeting which resolved on the synthetic share program, i.e. in 2015.

The amount payable shall be determined based on the volume-weighed average price for shares of Class B during the five trading days immediately following the publication of the year-end financial statement.

Synthetic shares were allocated to members of the Board for the first time 2008, on equal terms and conditions as resolved 2009 and 2010. Payment based on synthetic shares may thus occur for the first time in 2013 with respect to the synthetic shares allocated 2008. The value of all outstanding synthetic shares fluctuates in line with the market value of Ericsson’s Class B share and may differ from year to year compared to the

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

original value on their respective grant dates. The change in value of the outstanding synthetic shares is established each year and affects the total recognized costs that year. As per December 31, 2010 the total number of synthetic shares under the programs is 220,239.80 and the total accounted debt is SEK 17,649,112.

REMUNERATION TO THE GROUP MANAGEMENT

Remuneration costs

The total remuneration to the President and CEO and to other members of the Group management, hereafter presented as the Executive Leadership Team (ELT) includes fixed salary, short-term and long-term variable remuneration, pension and other benefits. These remuneration elements are based on the guidelines for remuneration and other employment conditions for senior management as approved at AGM 2010, see the approved guidelines in section “2010 Remuneration Policy”.

Remuneration costs incurred during 2010 for the President and CEO and other members of Executive Leadership Team

SEK	The President	Other members of ELT	Total 2010	Total 2009
Salary	12,573,789	84,697,698	97,271,487	61,653,309
Provisions for annual variable remuneration earned 2010 to be paid 2011	6,737,556	26,592,809	33,330,365	21,364,557
Long-term variable remuneration provision	1,253,262	6,467,584	7,720,846	3,172,351
Pension costs	5,586,760	24,994,073	30,580,833	47,573,897
Other benefits	80,962	4,142,484	4,223,446	2,423,437
Social charges and taxes	7,842,186	30,246,918	38,089,103	36,674,431

Total	34,074,515	177,141,565	211,216,080	172,861,982

Comments to the table

•	As of January 1, 2010, Hans Vestberg was appointed President and CEO.

•

During 2010, there were two Executive Vice Presidents, appointed by the Board of Directors. None of them has acted as deputy to the President and CEO during the year. The Executive Vice Presidents are included in the group “Other members of ELT”.

•

The group “Other members of ELT” comprises the following persons: Jan Frykhammar, Johan Wibergh, Jan Wäreby, Magnus Mandersson, Cesare Avenia, Carl Olof Blomqvist, Håkan Eriksson, Douglas Gilstrap, Henry Sténson, Marita Hellberg (up to June 30), Torbjörn Possne (up to September 30), Rima Qureshi (from February 1), Mats H. Olsson (from February 8), Angel Ruiz (from February 8) and Bina Chaurasia (from November 15).

•

Included in “salary” for the President and CEO is vacation pay and a one-off cost of SEK 2 million in connection with changing the terms and conditions of the President and CEO’s long-term variable remuneration arrangements 2010.

•

The ELT has a significantly different composition compared to 2009, with more diversity as to nationalities, gender and experience, both on local contracts as well as expatriate contracts. To be able to attract and retain, decisions on long-term compensation commitments have been made during 2010, cost for these commitments are included in salary for other members of ELT. For 2009 there were no such commitments.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

The salary stated in the table for other members of the ELT includes vacation pay paid during 2010 as well as other contracted compensation which were paid during 2010 or provisioned for 2010. Deferred salary, earned 2010 to be paid 12 months or later after period end amounts to SEK 6,097,404.

•

“Long-term variable remuneration provisions” refers to the compensation costs during 2010 for all outstanding share-based plans. For a description of compensation cost, including accounting treatment, see Note C1, “Significant Accounting Policies”, section Share-based compensation to employees and the Board of Directors.

•

For the President and CEO and other members of ELT employed in Sweden a supplementary plan is applied in addition to the occupational pension plan for salaried staff on the Swedish labor market (ITP) with pension from 60 years. These pension plans are not conditional upon future employment at Ericsson.

•

Ericsson’s commitments for benefit based pensions per December 31, 2010, under IAS 19 amounted to SEK 5,177,173 for the President and CEO which includes ITP plan and temporary disability and survivor’s pension. For other members of ELT the Company’s commitments amounted to SEK 45,368,650 of which SEK 35,087,673 refers to the ITP plan and the remaining SEK 10,280,977 to temporary disability and survivor’s pensions.

•	For previous Presidents and CEOs, the Company has made provisions for defined benefit pension plans in connection with their active service periods within the Company.

Outstanding matching rights

As per December 31, 2010 Number of Class B shares	The President	Other members of ELT
Stock Purchase Plans 2007, 2008, 2009 and 2010 and Executive Performance Stock Plans 2008, 2009 and 2010	142,373	687,562

Comments to the table

•	For the definition of matching rights, see description in section “Long-term variable remuneration”.

•	The number of matching rights is based on maximum performance matching under Executive Performance Stock Plans, 2008, 2009 and 2010 for all members of ELT during 2010.

•	2007 award lapsed for the Performance Stock Plan, so for 2007 only the matching under the Stock Purchase Plan is included in outstanding matching rights.

•	During 2010, the President and CEO received 2,314 matching shares and other members of ELT 17,093 matching shares.

2010 Remuneration policy

Remuneration at Ericsson is based on the principles of performance, competitiveness and fairness. These principles and good practice in Sweden guide our policy to:

•	Attract and retain highly competent, performing and motivated people that have the ability, experience and skill to deliver on the Ericsson strategy.

•	Encourage behavior consistent with Ericsson’s culture and core values of professionalism, respect and perseverance.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Ensure fairness in reward by delivering total remuneration that is appropriate but not excessive.

•	Ensure a total compensation mix of fixed and variable remuneration and benefits that reflects the Company’s principles and is competitive where Ericsson competes for talent.

•	Encourage variable remuneration which, first, aligns employees with clear and relevant targets, second, reinforces performance and, third, enables flexible remuneration costs.

•	Ensure that all variable remuneration plans have maximum award and vesting limits.

•	Encourage employees to deliver sustained performance and build up a personal shareholding in Ericsson, aligning the interests of shareholders and employees.

•	Communicate clearly to both employees and shareholders how Ericsson translates remuneration principles and policy into practice.

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

LONG-TERM VARIABLE REMUNERATION

The stock purchase plan

The Stock Purchase Plan is designed to offer an incentive for all employees to participate in the Company where practicable, which is consistent with industry practice and with our ways of working. For the 2010 plan employees are able to save up to 7.5 percent (President and CEO 10 percent) of gross fixed salary (President and CEO gross fixed salary and annual variable remuneration) for purchase of Class B contribution shares at market

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

price on the NASDAQ OMX Stockholm or ADS’s (American Depositary Share) at NASDAQ (contribution shares) during a twelve-month period (contribution period). If the contribution shares are retained by the employee for three years after the investment and the employment with the Ericsson Group continues during that time, the employee’s shares will be matched with a corresponding number of Class B shares or ADS’s free of consideration. Employees in 94 countries participate in the plans.

The table below shows the contribution periods and participation details for ongoing plans as of December 31, 2010.

Stock purchase plans

Plan	Contribution period	Number of participants at launch	Take-up rate–percent of all employees
Stock Purchase plan 2007	August 2007–July 2008	19,000	26%
Stock Purchase plan 2008	August 2008–July 2009	19,000	25%
Stock Purchase plan 2009	August 2009–July 2010	18,000	25%
Stock Purchase plan 2010	August 2010–July 2011	22,000	27%

Participants save each month, beginning with August payroll, towards quarterly investments. These investments (in November, February, May and August) are matched on the third anniversary of each such investment, subject to continued employment, and hence the matching spans over two financial years and two tax years.

The key contributor retention plan

The Key Contributor Retention Plan is part of Ericsson’s talent management strategy and is designed to give recognition for performance, critical skills and potential as well as encourage retention of key employees. Under the program, up to 10 percent of employees (2010: 7,201 employees) are selected through a nomination process that identifies individuals according to performance, critical skills and potential. Participants selected obtain one extra matching share in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan during a twelve-month program period.

Executive performance stock plans

Plan	Base year EPS1)	Target average annual EPS growth range2)	Matching share vesting range3)	Maximum opportunity as percentage of fixed salary4)
Executive Performance Stock Plan 20075)	8.83	5% to 15%	0.67 to 4 1 to 6 1.33 to 8	30 45 72	% % %
Executive Performance Stock Plan 2008	4.43	5% to 15%	0.67 to 4 1 to 6 1.33 to 8	30 45 72	% % %
Executive Performance Stock Plan 2009	2.90	5% to 15%	0.67 to 4 1 to 6 1.33 to 8	30 45 72	% % %
Executive Performance Stock Plan 2010	1.14	5% to 15%	0.67 to 4 1 to 6 1.5 to 9	30 45 162	% % %

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1)	Sum of four quarters up to June 30 of plan years, up to and including 2009. For 2010 plan the sum of 4 quarters up to December 31, 2010.
2)	EPS range found from three-year average EPS of the twelve quarters to the end of the performance period and corresponding growth targets.
3)	Corresponding to EPS range (no Performance Share Plan matching below this range). Matching shares per contribution share invested in addition to Stock Purchase Plan matching according to program of up to 4, 6 or 9 matching shares.
4)	At full investment, full vesting and constant share price. Excludes Stock Purchase Plan matching.
5)	The 2007 Executive Performance Stock Plan did not vest. All awards have also lapsed for the matching share vesting range 1.33 to 8 shares for the 2008 and 2009 plans following the only participant, the former President and CEO, leaving the Company.

The executive performance stock plan

The Executive Performance Stock Plan is designed to focus the management on driving earnings and provide competitive remuneration. Senior executives, including ELT, are selected to obtain up to four or six extra shares (performance matching shares) in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan. Up to 0.5 percent of employees (2010: 264 executives) are offered to participate in the plan. The President and CEO is allowed to invest up to 10 percent of fixed salary and Short-Term Variable Remuneration in contribution shares and may obtain up to nine performance matching shares in addition to the Stock Purchase Plan matching share for each contribution share. The performance matching is subject to the fulfillment of a performance target of average annual Earnings per Share (EPS) growth. The table shows all Executive Performance Stock Plans as per December 31, 2010.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Shares for all plans

Plan (million shares)	Originally designated1) A	Outstanding beginning of 2010 B	Awarded during 2010 C	Exercised/ matched during 2010 D	Forfeited/ expired during 2010 E	Outstanding end of 2010 F=B+C-D-E		Compensation costs charged during 2010 (MSEK) G
2006 Stock Purchase Plan, Key Contributor Retention Plan and Executive Performance Stock Plans	6.4	3.3	—	2.7	0.6	—		18	3)
2007 Stock Purchase Plan, Key Contributor Retention Plan and Executive Performance Stock Plans	9.7	8.6	—	1.4	0.1	7.1	2)	130	3)
2008 Stock Purchase Plan, Key Contributor Retention Plan and Executive Performance Stock Plans	16.5	11.3	—	0.1	0.2	11.0	2)	247	3)
2009 Stock Purchase Plan, Key Contributor Retention Plan and Executive Performance Stock Plans	22.4	2.5	7.6	0.1	0.1	9.9	2)	351	3)
2010 Stock Purchase Plan, Key Contributor Retention Plan and Executive Performance Stock Plans	19.4	—	3.0	—	—	3.0	2)	11	3)

Total	74.4	25.7	10.6	4.3	1.0	31.0		757	4)

1)	Adjusted for rights offering and reverse split when applicable.
2)	Presuming maximum performance matching under the Executive Performance Stock Plans. The 2006 and 2007 plans have lapsed.
3)	Fair value is calculated as the share price on the investment date, reduced by the net present value of the dividend expectations during the three-year vesting period. Net present value calculations are based on data from external party. Fair value is also adjusted for participants failing to keep hold of their contribution shares during the vesting period. For shares under the Executive Performance Stock Plans, the Company assesses the probability of meeting the performance targets when calculating the compensation cost. Fair value of the Class B share at each investment date during 2010 was: February 15 SEK 64.47, May 15 SEK 75.26, August 15 SEK 67.44 and November 15 SEK 62.57.
4)	Total compensation costs charged during 2009: SEK 529 million, 2008: SEK 572 million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

For all plans, additional shares have been allocated for financing of social security expenses. Treasury stock is sold on the NASDAQ OMX Stockholm to cover social security payments when arising due to matching of shares. During 2010, 669,700 shares were sold at an average price of SEK 77.09. Sale of shares is recognized directly in equity.

If, as of December 31, 2010, all shares allocated for future matching under the Stock Purchase Plan were transferred, and shares designated to cover social security payments were disposed of as a result of the exercise and the matching, approximately 50 million Class B shares would be transferred, corresponding to 1.5 percent of the total number of shares outstanding, 3,200 million. As of December 31, 2010, 73 million Class B shares were held as treasury stock.

The table above shows how shares (representing matching rights but excluding shares for social security expenses) are being used for all outstanding plans. From left to right the table includes (A) the number of shares originally approved by the Annual General Meeting, adjusted for reverse split where applicable; (B) the number of originally designated shares that were outstanding at the beginning of 2010; (C) the number of shares awards that were granted during 2010; (D) the number of shares matched during 2010; (E) the number of shares forfeited by participants or expired under the plan rules during 2010; (F) the balance left as outstanding at the end of 2010, having added new awards to the shares outstanding at the beginning of the year and deducted the shares related to awards matched, forfeited and expired. The final column (G) shows the compensation costs charged to the accounts during 2010 for each plan, calculated as fair value in SEK.

For a description of compensation cost, including accounting treatment, see Note C1, “Significant Accounting Policies”, section Share-based compensation to employees and the Board of Directors.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

EMPLOYEE NUMBERS, WAGES AND SALARIES

Employee numbers

Average number of employees

	2010			2009
	Men	Women	Total	Men	Women	Total
North America	11,005	2,770	13,775	9,366	2,358	11,724
Latin America	5,326	1,328	6,654	5,876	1,254	7,130
Northern Europe & Central Asia1) 2)	15,227	5,821	21,048	16,271	6,082	22,353
Western & Central Europe2)	9,338	1,817	11,155	10,003	2,021	12,024
Mediterranean2)	9,034	2,670	11,704	7,956	2,403	10,359
Middle East	3,544	468	4,012	3,541	428	3,969
Sub Saharan Africa	1,331	359	1,690	1,716	412	2,128
India	5,783	835	6,618	3,818	370	4,188
China & North East Asia	6,867	2,948	9,815	4,897	2,113	7,010
South East Asia & Oceania	3,976	1,378	5,354	4,155	1,320	5,475

Total	71,431	20,394	91,825	67,599	18,761	86,360

1) Of which Sweden	13,066	4,355	17,421	13,930	4,591	18,521
2) Of which EU	32,045	9,843	41,888	32,970	10,055	43,025

Number of employees at year end

Employees by region	2010	2009
North America	13,498	11,222
Latin America	7,181	6,055
Northern Europe & Central Asia1) 2)	21,425	21,993
Western & Central Europe2)	10,818	11,622
Mediterranean2)	10,795	9,509
Middle East	3,982	3,744
Sub Saharan Africa	1,626	2,104
India	6,710	4,184
China & North East Asia	9,807	6,894
South East Asia & Oceania	4,419	5,166

Total	90,261	82,493

1) Of which Sweden	17,848	18,217
2) Of which EU	40,743	41,396

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employees by gender and age at year end 2010

	Female	Male	Percent of total

Under 25 years old	1,385	3,911	6%
26–35 years old	6,976	24,369	35%
36–45 years old	7,317	26,135	37%
46–55 years old	3,264	12,668	18%
Over 55 years old	908	3,328	5%

Percent of total	22%	78%	100%

Number of employees related to cost of sales and operating expenses

	2010	2009	2008
Cost of sales	45,628	41,521	35,717
Operating expenses	44,633	40,972	43,023

Total	90,261	82,493	78,740

Employee movements

	2010	2009
Head count at year-end	90,261	82,493
Employees who have left the Company	10,066	9,147
Employees who have joined the Company	17,834	12,900
Temporary employees	978	693

Employee wages and salaries

Wages and salaries and social security expenses

	2010	2009
Wages and salaries	43,390	41,247
Social security expenses	13,793	13,630
Of which pension costs	3,091	3,588

Amounts related to the President and CEO and the Group Management Team are included.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Wages and salaries per region

	2010	2009
North America3)	10,236	6,358
Latin America	2,269	2,181
Northern Europe & Central Asia1) 2)	11,464	11,918
Western & Central Europe2)	6,153	7,063
Mediterranean2)	5,053	5,619
Middle East	1,680	1,865
Sub Saharan Africa	849	974
India	881	674
China & North East Asia	2,923	2,393
South East Asia & Oceania	1,882	2,202

Total	43,390	41,247

1) Of which Sweden	10,086	10,324
2) Of which EU	21,858	23,734
3) Of which the United States	8,098	4,928

Remuneration in foreign currency has been translated to SEK at average exchange rates for the year.

Remuneration to board members and presidents in subsidiaries

	2010	2009
Salary and other remuneration	289	315
Of which annual variable remuneration	43	42
Pension costs	29	34

Board members, presidents and group management by gender at year end

	2010		2009
	Females	Males	Females	Males
Parent Company
Board members and President	33%	67%	38%	62%
Group Management	14%	86%	8%	92%

Subsidiaries
Board members and Presidents	10%	90%	10%	90%

C30    RELATED PARTY TRANSACTIONS

During 2010, various related party transactions were executed pursuant to contracts based on terms customary in the industry and negotiated on an arm’s length basis. For information regarding equity and Ericsson’s share of assets, liabilities and income in joint ventures and associated companies, see Note C12, “Financial Assets, Non-Current”. For information regarding transactions with senior management, see Note 29, “Information Regarding Members of the Board of Directors, the Group Management and Employees”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

•	Purchases. Ericsson purchases mobile phones from SEMC to support contracts with a number of customers for mobile systems which also include limited quantities of phones.

•	Dividends. Both owners of SEMC receive dividends, when so decided by the board of directors. During 2010 Ericsson received no dividends from SEMC.

Sony Ericsson mobile communications

	2010	2009	2008
Related party transactions
License revenues	1,255	1,746	5,856
Purchases	61	164	261
Ericsson’s share of dividends	—	—	3,627

Related party balances
Receivables	258	369	1,002
Liabilities	8	14	176

SEMC has been granted term loans and credit facilities of SEK 3,157 million, of which SEK 2,106 million were utilized as of December 31, 2010. The parent companies of Ericsson and Sony Corporation have issued guarantees for these term loans and credit facilities on a 50/50 basis, without joint responsibility. Thus Ericsson’s guaranteed amount is maximum SEK 1,579 million excluding interest. As of December 31, 2010, Ericsson’s part of the outstanding amount is SEK 1,037 million excluding accrued interest of SEK 16 million. Maturity dates for the issued guarantees are 2011 (SEK 1,128 million) and 2012 (SEK 451 million). See also Note C24, “Contingent Liabilities”.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Major transactions are as follows:

•	Sales. Ericsson provides ST-Ericsson with services in the areas of R&D, HR, IT and facilities.

•	Purchases. Major part of Ericsson’s purchases from ST-Ericsson consists of chipsets and R&D services.

•	Dividends. Both owners of ST-Ericsson receive dividends, when so decided by the board of directors. During 2010 Ericsson received no dividends from ST-Ericsson.

ST-Ericsson

	2010	2009
Related party transactions
Sales	403	740
Purchases	629	624
Ericsson’s share of dividends	—	—

Related party balances
Receivables	53	244
Liabilities	48	365

ST-Ericsson has been granted a revolving credit facility of USD 200 million, which is equally shared by Ericsson and STMicroelectronics. As of December 31, 2010, the amount drawn on the facility was SEK 1,030 million. Each parent lent SEK 515 million.

Ericsson does not have any contingent liabilities, assets pledged as collateral or guarantees towards ST-Ericsson.

Ericsson Nikola Tesla d.d.

Ericsson Nikola Tesla d.d. is a joint stock company for design, sales and service of telecommunication systems and equipment, and an associated member of the Ericsson Group. Ericsson Nikola Tesla d.d. is located in Zagreb, Croatia. Ericsson holds 49.07 percent of the shares.

Major transactions are as follows:

•	Sales. Ericsson sells telecommunication equipment to Ericsson Nikola Tesla d.d.

•	License revenues. Ericsson receives license revenues for Ericsson Nikola Tesla d.d.’s usage of trademarks.

•	Purchases. Ericsson purchases development resources from Ericsson Nikola Tesla d.d.

•	Dividends. Ericsson received dividends from Ericsson Nikola Tesla d.d. during 2010.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Ericsson Nikola Tesla d.d.

	2010	2009	2008
Related party transactions
Sales	563	654	1,020
License revenues	2	7	9
Purchases	566	569	547
Ericsson’s share of dividends	104	66	227

Related party balances
Receivables	120	93	85
Liabilities	75	70	58

Ericsson does not have any contingent liabilities, assets pledged as collateral or guarantees toward Ericsson Nikola Tesla d.d.

C31    FEES TO AUDITORS

Fees to auditors

	PwC	Others	Total
2010
Audit fees	79	5	84
Audit related fees	17	1	18
Tax services fees	16	2	18
Other fees	7	2	9

Total	119	10	129

2009
Audit fees1)	88	3	91
Audit related fees1)	18	—	18
Tax services fees	16	2	18
Other fees1)	3	2	5

Total	125	7	132

2008
Audit fees1)	88	4	92
Audit related fees1)	15	—	15
Tax services fees	14	2	16
Other fees1)	2	5	7

Total	119	11	130

1)	Allocation of fees to auditors is based on the requirements in the Swedish Annual Accounts Act. 2008 and 2009 figures are restated for comparability.

During the period 2008–2010, in addition to audit services, PwC provided certain audit related services, tax and other services to the Company. The audit related services include quarterly reviews, SAS 70 reviews and services in connection with issuing of certificates and opinions. The tax services include general expatriate services and corporate tax compliance work. Other services include consultation on financial accounting, services related to acquisitions, operational effectiveness and assessments of internal control.

Audit fees to other auditors largely consist of local statutory audits for minor companies.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C32    CONTRACTUAL OBLIGATIONS

Contractual obligations 2010

	Payment due by period
SEK billion	<1 year	1–3 years	3–5 years	>5 years	Total 2010
Long-term debt1) 2)	1.6	10.7	7.9	8.1	28.3
Finance lease obligations3)	0.1	0.3	0.4	1.0	1.8
Operating leases3)	3.1	4.3	1.9	2.2	11.5
Other non-current liabilities	0.0	0.4	0.2	1.8	2.4
Purchase obligations4)	7.7	—	—	—	7.7
Trade Payables	25.0	—	—	—	25.0
Commitments for customer financing5)	3.3	—	—	—	3.3

Total	40.8	15.7	10.4	13.1	80.0

1)	Including interest payments.
2)	See also Note C20, “Financial Risk Management and Financial Instruments”.
3)	See also Note C27, “Leasing”.
4)	The amounts of purchase obligations are gross, before deduction of any related provisions.
5)	See also Note C14, “Trade Receivables and Customer Financing”.

For information about financial guarantees, see Note C24, “Contingent Liabilities”

Except for those transactions described in this report, Ericsson has not been a party to any material contracts over the past three years other than those entered into during the ordinary course of business.

C33    EVENTS AFTER THE BALANCE SHEET DATE

On March 16, 2011, Ericsson made a statement regarding the situation in Japan following the earthquake on March 11.

The Company focuses on supporting customers in securing functionality of vital telecommunication services. Ericsson states that, as Japan is a large supplier to the global market for semiconductors and other components, it is reasonable to expect an effect on supply but it is too early to say to what extent. The situation in Japan is not expected to have material impact on Ericsson’s Q1 2011 sales.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

Some of the risk factors we are exposed to may exacerbate in an adverse condition in the financial market. Most of our customers are financially stable and have networks with good utilization. However, some operators, in particular in markets with weak currencies, may incur borrowing difficulties and lower traffic than expected, which may affect their investment plans. The potential adverse effects of an economic downturn include:

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

We depend on growth and the success of new services

Most of our business depends on continued growth in mobile communications in terms of both number of subscriptions and usage per subscriber, which in turn requires the continued deployment and evolution of our network systems by customers. If operators are not successful in their attempts to increase the number of subscribers and/or stimulate increased usage, our business and operational results could be materially adversely affected. Also, if operators experience a decline in ARPU or profitability despite the introduction of new non-voice services, their willingness for further investments will be reduced and thus adversely affect our business.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

Operator consolidation may increase our dependence on a limited number of customers

We derive most of our business from large, multi-year agreements with a limited number of significant customers. Although no single customer currently represents more than 8 percent of sales, a loss of or a reduced role with a key customer could have a significant adverse impact on sales, profit and market share for an extended period.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Business interruption

Our business operations rely on complex operations and communications networks, which are vulnerable to damage or disturbance from a variety of sources. Having outsourced a significant portion of our IT operations, we depend partly on security and reliability measures of external companies. Regardless of protection measures, essentially all systems and communications networks are susceptible to disruption due to failure, vandalism, computer viruses, security breaches, natural disasters, power outages and other events. We also have a concentration of operations on certain sites, e.g. for R&D, production, network operation centers, logistic centers and shared services centers, where business interruptions could cause material damage and costs. Transport of goods from suppliers, and to customers, could also be hampered for the reasons stated above. Although we have assessed these risks, implemented controls, performed business continuity planning and selected reputable companies for outsourced services, we cannot be sure that interruptions with material adverse effects will not occur.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Country-specific political, economic and regulatory risks

We conduct business throughout the world and are subject to the effects of general global economic conditions as well as conditions unique to a specific country or region. We conduct business in more than 180 countries, with a significant proportion of our sales to emerging markets in Asia Pacific, Latin America, Eastern Europe, the Middle East and Africa. We expect that sales to such emerging markets will represent an increasing portion of total sales, as developing nations and regions around the world increase their investments in telecommunications. We already have extensive operations in many of these countries, which involve certain risks, including volatility in gross domestic product, civil disturbances, economic and political instability, nationalization of private assets and the imposition of exchange controls.

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

Compliance with high standards of corporate governance

Ericsson applies mandatory corporate governance statutes and rules, such as the Swedish Corporate Governance Code and is also committed to several corporate responsibility and environmental initiatives. To ensure that our operations are executed in accordance with these requirements, our management system includes a robust corporate culture and a Code of Business Ethics as well as policies and directives to govern our processes and operations. We regularly perform communication and training in these areas, and we monitor and audit internal compliance with the policies and directives as well as our suppliers’ adherence to our Supplier Code of Conduct. There is however no guarantee that violations will not occur, which could have material adverse effects on our brand, reputation and business.

Compliance with environmental, health and safety regulations

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

RISKS ASSOCIATED WITH OWNING ERICSSON SHARES

Our share price has been and may continue to be volatile

Our share price has been volatile partly due to the high volatility in the securities markets generally and for telecommunications and technology companies in particular. The share price is also likely to be affected by the development in our market, our reported financial results and the expectations of financial analysts, as well as statements and market speculation regarding our future prospects or the timing or content of any profit warning by us or our competitors.

Factors other than our financial results that may affect our share price include, but are not limited to:

•	A weakening of our brand name or other circumstances with adverse effects on our reputation

•	Announcements by our customers, competitors or us regarding capital spending plans of network operators

•	Financial difficulties for our customers

•	Awards of large supply or service contracts

•	Speculation in the press or investment community about the business level or growth in the market for mobile communications

•

Technical problems, in particular those relating to the introduction and viability of new network systems like LTE/4G and new platforms such as the RBS 6000 (multi-standard radio base station) platform

•	Actual or expected results of ongoing or potential litigation

•	Announcements concerning bankruptcy or investigations into the accounting procedures of other telecommunications companies, even if we are not involved

•	Our ability to forecast and communicate our future results in a manner consistent with investor expectations.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events and expected operational and financial performance. The words “believe”, “expect”, “foresee”, “anticipate”, “assume”, “intend”, “may”, “could”, “plan”, “estimate”, “will”, “should”, “could”, “aim”, “target”, “might” or, in each case, their negative, and similar words are intended to help identify forward-looking statements. Forward-looking statements may be found throughout this document, but in particular in the chapter “Board of Directors’ Report” and include statements regarding:

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

•	the product mix and margins of our sales;

•	the volatility of market demand and difficulties to forecast such demand;

•

our ability to develop commercially viable products, systems and services, to acquire licenses of necessary technology, to protect our intellectual property rights through patents and trademarks and to license them to others and defend them against infringement, and the results of patent litigation;

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

REMUNERATION REPORT

INTRODUCTION

This report outlines how the remuneration policy is implemented throughout Ericsson in line with corporate governance best practice, with specific references to Group management. To begin with, the work of the Remuneration Committee 2010 and the remuneration policy are explained, followed by descriptions of plans and approaches. This report also includes information on how the remuneration programs have been evaluated and conclusions from that. More details of the remuneration of Group management and Board members’ fees can be found in the Notes to the Consolidated Financial Statements—Note C29, “Information regarding members of the Board of Directors, the Group management and employees” (“Note C29”).

THE REMUNERATION COMMITTEE

The Remuneration Committee advises the Board of Directors on an ongoing basis on the remuneration of the Group management, hereafter referred to as the Executive Leadership Team (ELT). This includes fixed salaries, pensions, other benefits and short-term and long-term variable remuneration, all in the context of pay and employment conditions throughout Ericsson. The Remuneration Committee also approves variable remuneration outcomes, prepares remuneration related proposals for Board and shareholder approval and develops and monitors the remuneration policy, strategies and general guidelines for employee remuneration.

The Remuneration Committee’s work is the foundation for the governance of our remuneration processes together with our internal systems and audit controls. The Committee is chaired by Michael Treschow and its other members are Nancy McKinstry, Börje Ekholm and Karin Åberg. All the members are non-executive directors, independent (except for the employee representative) as required by the Swedish Corporate Governance Code and have relevant knowledge and experience of remuneration matters.

The Company’s General Counsel acts as secretary to the Committee. The Chief Executive Officer, the Senior Vice President Human Resources & Organization and the Vice President Compensation & Benefits attend the Remuneration Committee meetings by invitation and assist the Committee in its considerations, except when issues relating to their own remuneration are being discussed.

The Remuneration Committee has appointed an independent expert advisor, Gerrit Aronson, to assist and advise the Committee. Gerrit Aronson provided no other services to the Company during 2010. The Remuneration Committee is also provided with national and international pay data collected from external survey providers and can call on other independent expertise, should it so require. The Chairman continues to ensure that contact is maintained, as necessary and appropriate, with principal shareholders on the subject of remuneration.

The purpose and function of the Remuneration Committee will continue going forward and its responsibilities can be found on the Ericsson website (www.ericsson.com). These responsibilities, together with the remuneration policy, are reviewed and evaluated annually in light of matters such as changes to corporate governance best practice or changes to accounting, legislation, political opinion or business practices among peers. This helps to ensure that the policy continues to provide Ericsson with a competitive remuneration strategy. The policy for Group management remuneration is, in accordance with Swedish law, brought to shareholders annually for approval.

REMUNERATION 2010

The Remuneration Committee met nine times during the year. The winter meetings focused on following-up results from the 2009 variable remuneration programs and preparing proposals to shareholders for the 2010 Annual General Meeting (AGM). During winter and spring the committee considered the new Regional organization and new members in the Executive Leadership Team (ELT). In the fall the work began with a

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

review of the remuneration strategy with focus on the Long-Term Variable remuneration, the Short-Term Variable remuneration plans and levels of fixed compensation. Feedback from meetings with investors, market analysis and global trend analyses served as input to the remuneration strategy discussion. As is illustrated above, the Committee has also considered market trends, existing and potential remuneration risks, target setting, its working arrangements and corporate governance.

REMUNERATION POLICY

Remuneration at Ericsson is based on the principles of performance, competitiveness and fairness. Our remuneration policy together with the mix of remuneration elements are designed to reflect these remuneration principles by creating a balanced remuneration package. The policy for 2010 can be found in Note C29. The auditors’ opinion on how we have followed our policy during 2010 is posted on the website.

Evaluation of remuneration policy and plans

The Remuneration Committee has supported the Board with the review and evaluation of the remuneration policy and practice. As described later in this report, all remuneration elements and levels are evaluated through benchmarking against market data provided by external sources. Analyses of market data, as well as of attrition data, show that Ericsson is in general competitive in local markets and that total remuneration is appropriate but not excessive.

The remuneration policy is evaluated annually in light of the long-term strategy and the Remuneration Committee’s overview of total remuneration and each individual remuneration element. The Committee has concluded and the Board has decided that the remuneration policy remains valid and right for Ericsson and should not be materially changed for 2011.

Evaluation through employee surveys show that the common understanding of Ericsson’s remuneration policy could be improved. To enhance the understanding of how Ericsson translates remuneration principles and policy into practice, a Remuneration website has been launched in January 2011. This is a training program containing e-learning and training targeted at line managers to support more informed decisions and better communication to the wider employee population.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Extensive analyses of local market data for each position in the Executive Leadership Team have been conducted and decisions on budget and increases for ELT have been taken by Remuneration Committee. The work is also reviewed by the independent advisor to the Committee.

The evaluation of Long-Term Variable remuneration plans concluded that the objectives of the Stock Purchase Plan to promote “One Ericsson” and align the interests of employees with those of shareholders have been successful. The participation rate has increased from 25 percent to 27 percent over the year. The evaluation conducted also confirms that the Key Contributor Retention Plan meets the purpose to retain our key employees, the voluntary attrition rate among Key Contributors being about two thirds compared to total number of employees.

A survey of Ericsson’s managers in January 2011 verified that over half of managers think the Long-Term Variable and Short-Term Variable remuneration plans are “effective” or “very effective” in meeting the purpose of the plans.

This confirms earlier third-party research that has shown that the Long-Term Variable plans drive the right values and enhance retention. The plans remain competitive by Swedish standards. The participation rate among Key Contributors remains high compared with international benchmarks.

However, the evaluation has also shown that the Executive Performance Stock Plan has had limited success in terms of meeting the purpose of rewarding long-term financial performance. The performance target has proved to be more binary than anticipated, where the 2004 program vested in full and the programs for 2005, 2006 and 2007 did not vest. Extensive work has been conducted to define how the plan should be developed and this has identified the need to secure clear targets that are more aligned with strategy and value creation. Based on this, the Board has evaluated targets and target levels to identify those that best support the long-term strategy and value creation of the company and will propose these targets for the 2011 Executive Performance Stock Plan to the AGM.

TOTAL REMUNERATION

When we consider the remuneration of an individual, it is the total remuneration that matters. We first consider the total annual cash compensation, looking at target level of short-term variable remuneration plus fixed salary. We then add target long-term variable remuneration to get total target remuneration and, finally, pension and other benefits to arrive at the total package.

For the ELT, remuneration consists of fixed salary, short-term and long-term variable remuneration, pension and other benefits. If the size of any one of these elements is increased or decreased, at least one other element has to change where the competitive position should remain unchanged.

The remuneration costs for the CEO and the ELT are reported in Note C29.

Fixed salary

Fixed salaries are set to be competitive within an individual’s home market. When setting fixed salaries the Remuneration Committee considers the impact on total remuneration, including pension and associated costs. The absolute levels are determined by the size and complexity of the position and the year-to-year performance of the individual. Together with other elements of remuneration, the ELT salaries are subject to an annual review by the Remuneration Committee, which considers external pay data to ensure that levels of pay remain competitive and appropriate to the remuneration policy.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Variable remuneration

At Ericsson we strongly believe that, where possible, we should encourage variable compensation as integral part of total target remuneration approach. First and foremost this aligns employees with clear and relevant targets but it also enables more flexible payroll costs and emphasizes the link between performance and pay. All variable remuneration plans have maximum award and vesting limits.

Summaries of 2010 short- and long-term variable remuneration

What we call it	What is it?	What is the objective?	Who participates?	How is it earned?
Short-term: Remuneration delivered over 12 months or less

Fixed salary	Fixed remuneration paid at set times	Attract and retain employees, delivering part of annual remuneration in a predictable format	All employees	Market appropriate levels set according to position and evaluated according to individual performance

Short-Term Variable remuneration (STV)	A variable plan that is measured and paid over a single year	Align employees with clear and relevant targets, providing an earnings opportunity in return for performance and flexible cost	Managers, including Executive Leadership Team	Achievements against set targets. Reward can increase to up to twice the target level and decrease to zero, depending on performance

Local and Sales Incentive Plans	Tailored versions of the STV	As for STV, tailored for local or business requirements, such as sales	Most employees	Similar to STV. All plans have maximum award and vesting limits

Long-term: Remuneration delivered over 3 years or more

Stock Purchase Plan (SPP)	All-employee stock-based plan	Reinforce a “One Ericsson” and align employees’ interests with those of shareholders	All employees are eligible	Buy one share and it will be matched by one share after 3 years if still employed

Key Contributor Retention Plan (KC)	Share-based plan for selected individuals	Recognize, retain and motivate key contributors for performance, critical skills and potential	Up to 10 percent of employees	If selected, get one more matching share in addition to the SPP one

Executive Performance Stock Plan (EPSP)	Share-based plan for senior executives	Remuneration for long-term commitment and earnings performance	Senior executives, including Executive Leadership Team	Get up to 4, 6 or, for CEO, 9 further matching shares to the SPP one for long-term performance.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

For the ELT, targets are thus predominantly financial targets at either Group level or at the individual unit level and may also include operational targets like customer satisfaction and employee motivation. Targets are cascaded to all managers and will vary depending on the specific position. All variable remuneration targets have to be objective and measurable and typically refer to a result that is achieved on a collective basis. Each target is, in accordance with our strict governance instructions, defined in a “target specification” and measured over the calendar year. The target setting process is fully integrated with the strategy work and target levels are tested against plans and forecasts up until they are finalized around the turn of the year. The Board of Directors and the Remuneration Committee decide on all Ericsson Group targets, which are cascaded to unit-related targets throughout the Company, always subject to a two levels of management approval process. The Remuneration Committee monitors the appropriateness and fairness of Group target levels throughout the performance year and has the authority to revise them should they cease to be relevant, stretching and/or enhance shareholder value.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

During 2010, approximately 75,000 employees participated in short-term variable plans. Of these 8,000 were in the global Short-Term Variable remuneration plan (“STV”) for management, including the ELT, and 4,000 were in the global Sales Incentive Plan (“SIP”). Local plans vary in design according to local competitive practice but typically mirror the STV.

The chart “Short-term variable remuneration payouts and target levels” illustrates how payouts to the ELT have varied with performance over the past five years.

Long-term variable remuneration

Share-based long-term variable remuneration plans are submitted each year for approval by shareholders at the AGM. All long-term variable remuneration plans are designed to form part of a well-balanced total remuneration and span over a minimum of three years. As these are variable plans, outcomes are unknown and rewards depend on long-term personal investment, corporate performance and resulting share price performance. During 2010, share-based remuneration was made up of three different but linked plans: The all-employee Stock Purchase Plan, the Key Contributor Retention Plan and the Executive Performance Stock Plan.

The stock purchase plan

The all-employee Stock Purchase Plan is designed to offer, where practicable, an incentive for all employees to participate, reinforcing a “One Ericsson” aligned with shareholder interests. Employees can save up to 7.5 percent (CEO 10 percent ) of gross fixed salary (CEO, gross fixed salary and annual variable remuneration) for purchase of Class B shares at market price on NASDAQ OMX Stockholm or ADSs on NASDAQ (contribution shares) over a twelve-month period. If the contribution shares are retained by the employee for three years after the investment and employment with the Ericsson Group continues during that time, the employee’s shares will be matched with a corresponding number of Class B shares or ADSs. The plan was introduced in 2002 and employees in 94 countries participate. In December 2010 the number of participants was in excess of 22,000 or approximately 27 percent of eligible employees.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

The executive performance stock plan

The Executive Performance Stock Plan was also first introduced in 2004. The plan is designed to focus management on driving long-term financial performance and provide market competitive remuneration. Senior executives, including the ELT, are selected to obtain up to four or six extra shares (performance matching shares). This is in addition to the one matching share for each contribution share purchased under the all employee Stock Purchase Plan and the performance matching is subject to the fulfillment of an Earnings per Share (EPS) performance target. Since 2010, the CEO may obtain up to nine performance matching shares in addition to the Stock Purchase Plan matching share for each contribution share.

The Remuneration Committee has been satisfied that the use of an EPS performance target has been an appropriate measure to date. However, following its evaluation, the Remuneration Committee and the Board have decided to propose to the 2011 AGM a new set of performance measures for the 2011 Executive Performance Stock Plan.

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

Short-term variable remuneration structure

	Short-Term Variable remuneration as percentage of Fixed Salary			Percentage of Short-Term Variable remuneration opportunity
	Target level	Maximum level	Actual paid for 2010	Group Financial Targets	Unit/Functional Financial Targets	Non-Financial Targets
CEO 2010	40%	80%	64%	90%	0%	10%
CEO 2011	40%	80%	—	90%	0%	10%
Average ELT 20101)	31%	62%	46%	73%	16%	11%
Average ELT 20111)	34%	68%	—	61%	23%	16%

1)	Excludes CEO—differences in target and maximum levels from year to year are due to changes in the composition of the ELT.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

For the CEO and other members of the ELT employed in Sweden a supplementary pension plan is applied in addition to the occupational pension plan for salaried staff on the Swedish labor market (ITP). The pension age is according to local practice, for ELT members normally 60 years. The pensionable salary for ELT members on local contract in Sweden consists of the annual fixed salary including vacation pay and the target value of the Short-Term Variable remuneration. For members of the ELT who are not employed in Sweden, local market competitive pension arrangements apply.

Other benefits, such as company car and medical insurance, are also set to be competitive in the local market. ELT members may not receive loans from the Company.

ELT members locally employed in Sweden have a mutual notice period of up to six months. Upon termination of employment by the Company, severance pay can amount to up to 18 months fixed salary. For other ELT members different notice period and severance pay agreement apply, however no agreements exceeds the notice period of 6 months or the severance pay of 18 months.

REMUNERATION OF THE BOARD OF DIRECTORS

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

CORPORATE GOVERNANCE REPORT 2010

Corporate governance is not only about efficient and reliable controls and procedures. We believe that adherence to a strong ethos of ethical business practice by all people in our organization—starting at the top and permeating to all employees—is essential to maintaining a sound and reliable corporate governance structure.

As Chairman of the Board it lies at the core of my responsibilities to ensure that the Board work is conducted in an optimal manner and in line with the principles and processes in the work procedure of the Board of Directors. It is crucial that the Board is at all times well informed in order to efficiently and in a constructive manner promote open and meaningful debates on important issues. The Board work is constantly scrutinized and improved to ensure that the Board has the best possible basis for its resolutions.

The Board has two key roles: firstly to be a good supporter to the Company management, and, secondly, to exercise a critical review and raise difficult questions. These two roles must be well-balanced. It is crucial to ensure that the Board and the executive management at all times have an open and straightforward dialogue.

Good corporate governance is the basis for building robust corporate culture. It will further promote sustainable business practice which in turn generates shareholder value.

Michael Treschow

Chairman of the Board of Directors

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Corporate governance describes the ways in which rights and responsibilities are distributed among the various corporate bodies according to the laws, rules and processes to which they are subject. It defines the decision-making systems and structure through which owners directly or indirectly control a company.

This Corporate Governance Report is rendered as a separate report added to the Annual Report in accordance with the Annual Accounts Act (1995:1554 Chapter 6, Section 6) and the Swedish Corporate Governance Code. The report has been reviewed by Ericsson’s auditor in accordance with the Annual Accounts Act and a separate report from the auditor is appended hereto.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

REGULATION AND COMPLIANCE

External rules

As a Swedish public limited liability company with securities quoted on NASDAQ OMX Stockholm as well as on NASDAQ New York, Ericsson is subject to a variety of rules that affect its governance. Major external rules include:

•	The Swedish Companies Act

•	Rulebook for issuers of NASDAQ OMX Stockholm

•	The Swedish Corporate Governance Code (the “Code”) which is found on the website of the Swedish Corporate Governance Board who administrates the Code (www.corporategovernanceboard.se)

•	NASDAQ New York Stock Market Rules – including applicable NASDAQ New York corporate governance requirements, subject to certain exemptions principally reflecting mandatory Swedish legal requirements

•	Applicable requirements of the US Securities and Exchange Commission.

Internal rules

In addition, to ensure compliance with legal and regulatory requirements and the high ethical standards that we set for ourselves, Ericsson has internal rules that include:

•	Code of Business Ethics

•	Group Steering Documents including Group policies and directives, instructions and business processes for approval, control and risk management

•	Code of Conduct to be applied in the product development, production, supply and support of Ericsson products and services worldwide.

The Board of Directors has also included internal rules in its work procedure.

Compliance with the Swedish Corporate Governance Code

The Code has been applied by Ericsson since July 2005. Ericsson is committed to complying with best-practice corporate governance on a global level wherever possible. This includes continued compliance with the Code. Ericsson has not deviated from any of the provisions of the Code.

Compliance with applicable stock exchange rules

There has been no infringement of applicable stock exchange rules and Ericsson has complied with good stock market practice.

Code of Business Ethics

Ericsson’s Code of Business Ethics sets out how the Group achieves and maintains its high ethical standards. It summarizes the Group’s fundamental policies and directives.

The ethical code has been translated into 25 languages. This ensures that it is accessible to all employees and underpins the importance of ethical conduct in all business activities. During recruitment, employees sign a form to acknowledge that they are aware of the principles of the Code of Business Ethics. This procedure is repeated at regular intervals throughout the term of employment.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Through this process, Ericsson strives to ensure that high ethical standards are continuously upheld. All employees have an individual responsibility to ensure that business practice adheres to the rules of the Code of Business Ethics.

SHAREHOLDERS

Ownership structure

As of December 31, 2010 Telefonaktiebolaget LM Ericsson (the “Parent Company”), had 630,592 shareholders (according to the share register kept by Euroclear Sweden AB). Institutions, both Swedish and international, own almost 78 percent of the shares. The largest shareholders are Industrivärden, holding 19.39 percent of the votes (together with Handelsbankens Pensionsstiftelse and Pensionskassan SHB Försäkringsförening) and Investor, holding 19.33 percent of the votes.

A significant number of the shares held by foreign investors are nominee-registered, i.e. held off-record by banks, brokers and/or nominees. This means that the actual shareholder is not displayed in the share register or included in the shareholding statistics.

More information on Ericsson’s shareholders can be found in the chapter “Share Information” in the Annual Report.

Shares and voting rights

The share capital of the Parent Company consists of two classes of listed shares: A and B. Each Class A share carries one vote and each Class B share carries one tenth of one vote. Class A and B shares entitle the holder to the same proportion of assets and earnings. They also carry equal rights in terms of dividends.

The Parent Company may also issue Class C shares in order to create treasury stock to hedge variable remuneration programs resolved by the General Meeting. The Class C shares are converted into Class B shares before they are transferred to participants of the variable remuneration programs.

The members of the Board of Directors and the Executive Leadership Team have the same voting rights on shares as other shareholders.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

GENERAL MEETING OF SHAREHOLDERS

Decision making at General Meetings

The decision-making rights of Ericsson’s shareholders are exercised at General Meetings. Most resolutions at General Meetings are passed by a simple majority. However, the Swedish Companies Act requires qualified majorities in certain cases, for example:

•	Amending the articles of association

•	The resolution to transfer own shares to employees participating in employee share plans

The Annual General Meeting of Shareholders

The Annual General Meeting (AGM) is held in Stockholm. The date and venue for the meeting is announced on the Ericsson website no later than in conjunction with the release of the third-quarter report.

Shareholders who cannot participate in person may be represented by proxy. Only named shareholders registered in the share register have voting rights. Nominee-registered shareholders who wish to vote may request to be entered into the share register by the record date for the AGM.

The AGM is held in Swedish and is simultaneously interpreted into English. All documentation provided by the Company is available in both Swedish and English.

The AGM gives shareholders the opportunity to raise questions relating to the operations of the Group. Ericsson always strives to ensure that the members of the Board of Directors and the Group management (the Executive Leadership Team) are present to answer such questions. Shareholders and other interested parties may also correspond in writing with the Company at any time.

The auditor is always present at the AGM.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Ericsson’s Annual General Meeting 2010

1,836 shareholders attended the AGM held on April 13, 2010, including shareholders represented by proxy, representing approximately 62 percent of the votes.

The meeting was also attended by the Board of Directors, members of the Executive Leadership Team and the external auditor.

Decisions of the AGM 2010 included:

•	Payment of a dividend of SEK 2.00 per share for 2009

•	Re-election of Chairman of the Board of Directors, Michael Treschow

•

Re-election of members of the Board of Directors, Roxanne S. Austin, Sir Peter L. Bonfield, Börje Ekholm, Ulf J. Johansson, Sverker Martin-Löf, Marcus Wallenberg, Nancy McKinstry, Anders Nyrén and Carl-Henric Svanberg

•	Election of Hans Vestberg and Michelangelo Volpi as new members of the Board of Directors

•	Board of Directors’ fees to remain unchanged:

•	Chairman: SEK 3,750,000

•	Other non-employed Board members: SEK 750,000 each

•	Chairman of the Audit Committee: SEK 350,000

•	Other non-employed members of the Audit Committee: SEK 250,000 each

•	Chairmen and other non-employed members of the Finance and Remuneration committees: SEK 125,000 each

•	Approval for part of the Directors’ fees to be paid in the form of synthetic shares

•	Approval of the remuneration policy for senior management

•	Implementation of a Long-Term Variable Remuneration Program.

The minutes of the AGM 2010 are available at: www.ericsson.com/res/investors/docs/2010/agm/101119_ minutes_agm.pdf. (Information on the Ericsson website does not form part of this Report).

ANNUAL GENERAL MEETING 2011

Ericsson’s Annual General Meeting 2011 will take place on April 13, at the Annex to the Ericsson Globe Arena in Stockholm.

Shareholders who wish to have a matter considered at the AGM should make a written request to the Board in due time before the AGM. Further information on Ericsson’s website.

HOW TO CONTACT THE BOARD OF DIRECTORS

Telefonaktiebolaget LM Ericsson

The Board of Directors’ Secretariat

SE-164 83 Stockholm, Sweden

boardsecretariat@ericsson.com

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

NOMINATION COMMITTEE

A Nomination Committee was elected by the AGM for the first time in 2001. Since then, each AGM has appointed a Nomination Committee, or resolved on the procedure for appointing the Nomination Committee.

The AGM 2010 resolved that the Nomination Committee shall consist of:

•	Representatives of the four largest shareholders by voting power by the end of the month in which the AGM was held

•	The Chairman of the Board of Directors.

However, as described in the procedure for appointing members, the Nomination Committee may include additional members following a request by a shareholder. The request must be justified by changes in the shareholder’s share ownership and be received by the Nomination Committee no later than December 31.

Members of the Nomination Committee

In addition to the Chairman of the Board of Directors, the current Nomination Committee consists of the four representatives appointed by the four shareholders with the largest voting power as of April 30, 2010:

•	Jacob Wallenberg (Investor AB, Chairman of the Nomination Committee)

•	Carl-Olof By (AB Industrivärden, Svenska Handelsbankens Pensionsstiftelse and Pensionskassan SHB Försäkringsförening)

•	Caroline af Ugglas (Livförsäkringsaktiebolaget Skandia)

•	Marianne Nilsson (Swedbank Robur Fonder).

The tasks of the Nomination Committee

Over the years the tasks of the Nomination Committee have evolved to comply with the requirements of the Code. However, the main task of the Committee remains to propose candidates for election to the Board of Directors. In doing this, the Committee must not only orientate itself on the Company’s strategy and future challenges to be able to assess the competence and experience that is required by the Board, but also consider all applicable rules on the independence of the Board of Directors.

It also prepares remuneration proposals for resolution by the AGM for:

•	Non-employed Directors elected by the AGM

•	The auditor

•	Members of the Nomination Committee.

To date, the Committee has not proposed that it should be paid any fees. When proposing auditors, the Nomination Committee selects candidates in cooperation with the Audit Committee of the Board.

The Committee also proposes a candidate for election of the Chairman of General Meetings.

Work of the Nomination Committee for the AGM 2011

The Nomination Committee starts its work by going through a checklist of all its duties according to the Code and its procedure resolved by the AGM. It also sets a time plan for its work ahead. As understanding of Ericsson’s business is paramount to the members of the Committee, both the Chairman of the Board and the President and CEO have presented their views to the Committee on the Company’s position and strategy.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

The Committee has also been thoroughly informed of the results of the evaluation of the Board work and procedures, including the performance of the Chairman of the Board. From this basis the Committee is able to make assessments on the competence and experience required by the Board members.

The Committee has also acquainted itself with the assessments made by the Company and the Audit Committee in terms of quality and efficiency of external auditor work, including recommendations regarding auditors and audit fees. Following the Chairman of the Boards’ announcement of his intention to resign from the Board, one main focus for the Nomination Committee this year has been to nominate a successor. As of February 21, 2011 the Nomination Committee has held 8 meetings.

Shareholders may submit proposals to the Nomination Committee at any time, but should do so in due time before the AGM to ensure that they are considered by the Committee. Further information is available on Ericsson’s website.

HOW TO CONTACT THE NOMINATION COMMITTEE

Telefonaktiebolaget LM Ericsson

The Nomination Committee

c/o General Counsel’s Office

SE-164 83 Stockholm, Sweden

nomination.committee@ericsson.com

BOARD OF DIRECTORS

The Board of Directors is ultimately responsible for the organization of Ericsson and the management of its operations. It develops guidelines and instructions for day-to-day operations, managed by the President and CEO. In turn, the President and CEO ensures the Board is updated regularly on events of importance to the Group. This includes business development, results, financial position and the liquidity of the Group.

According to the Articles of Association, the Board of Directors shall consist of no less than 5 and no more than 12 directors, with no more than 6 deputies. In addition, under Swedish law, trade unions have the right to appoint three directors and their deputies to the Board.

Directors will serve from the close of one AGM to the close of the next, but can serve any number of consecutive terms.

While the President and CEO may be elected as a director of the Board, the Swedish Companies Act prohibits the President of a public company from being elected Chairman of the Board.

Rules and regulations

Ericsson strictly follows rules and regulations regarding conflicts of interest. Directors are disqualified from participating in any decision regarding agreements between themselves and Ericsson. The same applies for agreements between Ericsson and any third party or legal entity in which the Board member has an interest.

In order to ensure compliance with NASDAQ Stock Market Rules, the Audit Committee has implemented a procedure on related-party transactions. Furthermore, the Audit Committee has established a pre-approval process for non-audit services carried out by the external auditor.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Composition of the Board of Directors

The Board of Directors consists of 12 Directors, including the Chairman of the Board, elected by the shareholders at the AGM 2010, for the period until the close of the AGM 2011. It also includes three employee representatives, each with a deputy, appointed by the trade unions for the same period of time. The President and CEO, Hans Vestberg, is the only Board member who was also a member of Ericsson’s management during 2010.

Work procedure

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

Independence

The Board of Directors and its Committees are subject to a variety of independence requirements. Ericsson applies independence rules in applicable Swedish law, the Swedish Corporate Governance Code, the NASDAQ Stock Market Rules and in the Sarbanes-Oxley Act of 2002. However, Ericsson has sought and received exemptions from certain requirements in the Sarbanes-Oxley Act and in the NASDAQ Stock Market Rules that are contrary to Swedish law.

The composition of the Board of Directors meets all applicable independence criteria.

The Nomination Committee concluded before the AGM 2010 that, for the purposes of the Code, at least six of the persons nominated to the Board were independent of Ericsson, its senior management and its major shareholders. These were Roxanne S. Austin, Sir Peter L. Bonfield, Ulf J. Johansson, Nancy McKinstry, Michael Treschow and Michelangelo Volpi.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Structure of the work of the Board of Directors

The work of the Board follows a yearly cycle in order to address each of the duties of the Board appropriately and to be able to keep strategy, risk assessment and value creation high on the agenda.

•	Statutory Meeting

The yearly cycle starts with the statutory Board meeting which is held in connection with the AGM. At this meeting, members of each of the three Committees are appointed and the Board resolves on matters such as signatory power.

•	First Interim Report Meeting

At the next ordinary meeting, the Board handles the first interim report for the year.

•	Main Strategy Meeting

Various strategic issues are addressed in most of the Board meetings. However, in accordance with the annual cycle for the strategy process, this Board meeting is in essence dedicated to short and long-term strategies of the Group. Following the Board’s input and approval of the overall strategy, the strategy is cascaded throughout the entire organization, starting at the Global Leadership Summit with the top 250 managers in Ericsson.

•	Second Interim Report Meeting

In July, the Board convenes to handle the interim report for the second quarter of the year.

•	Follow-up on Strategy & Risk Management Meeting

Following the summer, this meeting addresses particular strategy matters in further detail and finally confirms the Group strategy. The meeting also addresses the overall risk management of the Group.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

•	Third Interim Report Meeting and Board Evaluation

A Board meeting is held at the end of October to handle the third-quarter interim report.

The results of the Board evaluation are presented and discussed by the Board during this meeting.

•	Budget and Financial Outlook Meeting

The last meeting of the calendar year addresses budget and financial outlook and a further analysis of internal and external risks.

•	Full-Year Financial Results Meeting

At the first meeting of the calendar year the Board focuses on the financial result of the entire year and handles the fourth-quarter report.

•	Annual Report Meeting

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

At each Board meeting the President and CEO reports on business and market developments as well as the financial performance of the Company. The Board is regularly informed of developments in legal and regulatory matters of importance.

Auditor involvement

The Board meets with Ericsson’s external auditor at least once a year to receive and consider the auditor’s observations. The auditor prepares reports for the management on the accounting and financial reporting practices of the Group.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

The Audit Committee also meets with the auditor to receive and consider observations on the interim reports. The auditor has been instructed to report on whether the accounts, the management of funds and the general financial position of the Group are well controlled in all material respects.

The Board also reviews and assesses the process for financial reporting, as described later in “Internal control over financial reporting 2010”. Combined with the internal controls, the Board’s and the auditor’s review of interim and annual reports are deemed to give reasonable assurance on the quality of the financial reporting.

Training of the Board of Directors

All new Directors receive comprehensive training tailored to their individual requirements. Introductory training typically includes meetings with the heads of the major businesses and functions and training arranged by NASDAQ OMX Stockholm on listing issues and insider rules. In addition, full-day training sessions are held twice a year for all Directors. The sessions enhance their knowledge of specific operations and issues as appropriate to ensure that the Board has knowledge and understanding at the forefront of technical development. As a rule, the Board receives Sustainability and Corporate Responsibility training at least once a year.

Key focus areas in Board training 2010 were:

•	Radio Technology, including R&D strategy and intellectual property rights

•	Major trends impacting the competitive landscape.

Work of the Board of Directors in 2010

Ten Board meetings were held in 2010. For attendance at Board meetings see the table on page 201. Among the matters addressed by the Board this year (apart from regular matters in the annual Board work cycle) were:

•	A more consolidated and efficient go-to-market model with 10 Regions instead of 23 Market Units

•	A redefined management team, the Executive Leadership Team, including two regional heads

•	Continued effects of the general financial uncertainty in the market

•	The causes and consequences of the general shortage of components that telecom equipment providers, including Ericsson, have experienced during the year

•	The rollout of the multi-standard radio base station RBS 6000–Ericsson’s first multi-standard base station.

•	A number of acquisitions and divestments, including the acquisition of Nortel’s stake in the joint venture LG-Nortel.

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

In 2010, the Chairman held individual meetings with all the Directors, following their response to two separate written questionnaires, one covering the Board work in general and the other the Chairman’s

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

performance. The Chairman was not involved in the development, compilation or evaluation of the questionnaire which related to his performance, nor was he present when his performance was evaluated. The evaluations were thoroughly discussed and an action plan was developed in order to further improve the work of the Board.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has established three Committees: the Audit Committee, the Finance Committee and the Remuneration Committee. Members of each Committee are appointed for one year amongst the Board members in accordance with the principles set forth in the Swedish Companies Act and the Code.

The work of the Committees is mainly to prepare matters for final resolution by the Board. However, the Board has authorized each Committee to determine certain issues in limited areas. It may also on occasion provide extended authorization to determine specific matters.

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

Audit Committee

On behalf of the Board, the Audit Committee monitors the following:

•	The scope and correctness of the financial statements

•	Compliance with legal and regulatory requirements

•	Internal control over financial reporting

•	Risk management.

The Audit Committee also reviews the annual and interim financial reports and oversees the external audit process, including audit fees. This involves:

•	Reviewing, with management and the external auditor, the financial statements. This includes conformity with generally accepted accounting principles

•	Reviewing, with management, the reasonableness of significant estimates and judgments made in preparing the financial statements, as well as the quality of the disclosures in the financial statements

•	Reviewing matters arising from reviews and audits performed.

The Audit Committee itself does not perform audit work. Ericsson has an internal audit function which reports to the Audit Committee and performs independent audits.

When applicable, the Committee is also involved in the preparatory work of proposing candidates for the election of the auditor. It also monitors Group transactions and the ongoing performance and independence of the auditor. This avoids conflicts of interest.

In order to ensure the auditor’s independence, the Audit Committee has established pre-approval policies and procedures for non-audit related services to be performed by the external auditor. Pre-approval authority may not be delegated to management.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Also in place are the following:

•	A process for reviewing transactions with related parties

•	A whistleblower procedure for the reporting of violations relating to accounting, internal control and auditing matters.

Organization of the board work

Alleged violations are investigated by Ericsson’s internal audit function in conjunction with the relevant Group Function. Information regarding any incidents are reported to the Audit Committee. The report includes measures taken, details of the responsible Group Function and the status of any investigation.

Members of the audit committee

The Audit Committee consists of four Board members appointed by the Board. In 2010, the Audit Committee comprised Ulf J. Johansson (Chairman of the Committee), Roxanne S. Austin, Sir Peter L. Bonfield and Jan Hedlund.

All members are independent from the Company and senior management, except Jan Hedlund, who is appointed Board member by the unions pursuant to Swedish mandatory law. Each member is financially literate and familiar with the accounting practices of an international company such as Ericsson. At least one member must be an audit committee financial expert, in accordance with the Sarbanes-Oxley Act, Section 407. The Board of Directors has determined that Ulf J. Johansson, Roxanne S. Austin and Sir Peter L. Bonfield all satisfy this requirement.

Former authorized public accountant, Peter Markborn, is appointed external expert advisor to assist and advise the Audit Committee.

Work of the audit committee

The Audit Committee held eight meetings in 2010. Directors’ attendance is reflected in the table on page 201. During the year, the Audit Committee reviewed the scope and results of external financial audits and the independence of the external auditor. It also monitored the external audit fees and approved non-audit services performed by the external auditor.

Certain additional non-audit services performed by the external auditor were approved by the Audit Committee Chairman under the Committee’s pre-approval policies and procedures. The Committee approved the annual audit plan for the internal audit function and reviewed its reports. Prior to publishing, the Committee also reviewed and discussed each interim report with the external auditor.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

The Committee monitored the continued compliance with the Sarbanes-Oxley Act and the internal control and risk management process. It has also reviewed certain related-party transactions in accordance with its established process.

Finance Committee

The Finance Committee is primarily responsible for:

•	Handling matters related to acquisitions and divestments

•	Handling capital contributions to companies inside and outside the Ericsson Group

•	Raising of loans, issuances of guarantees and similar undertakings, and the approval of financial support to customers and suppliers

•	Continuously monitoring the Group’s financial risk exposure.

The Finance Committee is authorized to determine matters such as:

•	Direct or indirect financing

•	Provision of credits

•	Granting of securities and guarantees

•	Certain investments, divestments and financial commitments.

Members of the finance committee

The Finance Committee consists of four Board members as appointed by the Board. In 2010, the Finance Committee comprised: Marcus Wallenberg (Chairman of the Committee), Anna Guldstrand, Anders Nyrén and Michael Treschow.

Work of the finance committee in 2010

The Finance Committee held nine meetings in 2010. Directors’ attendance is reflected in the table on page 201. During the year the Finance Committee has approved numerous customer finance and credit facility arrangements with a continued focus on capital structure, cash flow and cash generating ability. It has also continuously monitored Ericsson’s financial position and credit exposure.

Remuneration Committee

The Remuneration Committee’s main responsibility is to prepare for resolution by the Board of Directors matters regarding salary and other remuneration. This includes pension benefits of the President and CEO, the Executive Vice Presidents and other officers who report directly to the President and CEO. Other responsibilities include:

•	Developing, monitoring and evaluating strategies and general guidelines for employee remuneration, including short-term variable remuneration and pension benefits

•	Reviewing the results of short-term variable remuneration plans before pay out

•	Preparation of the long-term variable remuneration program for referral to the Board and resolution by the General Meeting

•	Preparation of targets for short-term variable remuneration for the following year, for resolution by the Board.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

To achieve this, the Committee holds annual remuneration reviews with Company representatives. These reviews determine the strategic direction, and align program designs and pay policies with the business objectives.

Members of the committees

Consideration is given to trends in remuneration, legislative changes, disclosure rules and the general global environment surrounding executive pay. The Committee reviews salary survey data before approving any salary adjustment for CEO direct reports. In addition the Committee prepares salary adjustments for the President and CEO for resolution by the Board.

Members of the remuneration committee

The Remuneration Committee consists of four Board members as appointed by the Board. In 2010, the Remuneration Committee comprised: Michael Treschow (Chairman of the Committee), Börje Ekholm, Nancy McKinstry, and Karin Åberg.

Gerrit Aronson is appointed by the Remuneration Committee as an independent expert advisor to assist the Committee, particularly regarding international trends and developments.

Work of the remuneration committee in 2010

The Remuneration Committee held eight meetings in 2010. Directors’ attendance is reflected in the table on page 201.

The Committee reviewed and prepared for resolution by the Board a proposal for the Long-Term Variable Remuneration Program 2010. This was approved by the AGM 2010. The Committee further resolved on salaries and short term variable pay for 2010 for CEO direct reports and prepared for resolution by the Board remuneration to the President and CEO, Hans Vestberg. The Committee also prepared a remuneration policy which was subsequently referred by the Board to the AGM for approval.

Towards the end of the year, the Committee concluded its analysis of the current long-term variable remuneration structure and remuneration policy. The resulting proposals will be referred to the AGM 2011 for resolution.

For further information on remuneration, fixed and variable pay, please see Note C29 “Information Regarding Members of the Board of Directors, the Group management and Employees” in the Annual Report and the “Remuneration Report” included the Annual Report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

REMUNERATION TO BOARD MEMBERS

Remuneration to Board members not employed by the Company is proposed by the Nomination Committee for resolution by the Annual General Meeting.

The Annual General Meeting 2010 approved the Nomination Committee’s proposal for fees to the non-employed Board members for Board and Committee work. For information on Board of Directors’ fees 2010, please refer to Notes to the Consolidated Financial Statements—Note C29 “Information Regarding Members of the Board of Directors, the Group Management and Employees” in the Annual Report. The Annual General Meeting 2010 also approved the Nomination Committee’s proposal that Board members may be paid part of their Board fee in the form of synthetic shares.

A synthetic share gives the right to receive a future cash payment of an amount which corresponds to the market value of a class B share in Ericsson at the time of payment. The purpose of paying part of the Board of Director’s fee in the form of synthetic shares is to further align the Directors’ interest with shareholder interest. For more information on the terms and conditions of the synthetic shares, please refer to the notice convening the Annual General Meeting 2010 at www.ericsson. com/thecompany/investors/general-meetings. (Information on the Ericsson website does not form part of this document.)

Directors’ attendance and fees 2010

	Fees resolved by the AGM 2010				Number of Board/Committee meetings attended
Board member	Board fees1)		Committee fees	Board	Audit Committee	Finance Committee	Remuneration Committee
Michael Treschow	3,750,000		250,000	10		9	8
Sverker Martin-Löf	750,000			10
Marcus Wallenberg	750,000		125,000	9		9
Roxanne S. Austin	750,000		250,000	7	6
Sir Peter L. Bonfield	750,000		250,000	10	8
Börje Ekholm	750,000		125,000	9			7
Ulf J. Johansson	750,000		350,000	10	8
Nancy McKinstry	750,000		125,000	10			7
Anders Nyrén	750,000		125,000	10		9
Carl-Henric Svanberg	750,000			8
Hans Vestberg	—			8
Michelangelo Volpi2)	750,000			6
Anna Guldstrand	15,000	5)		10		9
Jan Hedlund	15,000	5)		10	8
Karin Åberg	15,000	5)		10			8
Monica Bergström3)	4,500	5)		3
Pehr Claesson	15,000	5)		10
Kristina Davidsson	15,000	5)		10
Karin Lennartsson4)	10,500	5)		7

Total number of meetings				10	8	9	8

1)	Non-employed Directors can choose to receive part of their Board fee (exclusive of Committee fees) in the form of synthetic shares.
2)	Elected as Board member as of April 13, 2010.
3)	Resigned as Deputy employee representative as of April 13, 2010.
4)	Deputy employee representative as of April 13, 2010.
5)	Employee representative Board members and their deputies are not entitled to a Board fee but a compensation in the amount of SEK 1,500 per attended Board meeting.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

MEMBERS OF THE BOARD OF DIRECTORS

Board members elected by the Annual General Meeting 2010

Michael Treschow (first elected 2002). Chairman of the Board of Directors.

Chairman of the Remuneration Committee. Member of the Finance Committee.

Born 1943. Master of Science, Lund Institute of Technology, Sweden. Board Chairman: Unilever NV, and Unilever PLC. Board Member: ABB Ltd and the Knut and Alice Wallenberg Foundation. Holdings in Ericsson1): 164,008 Class B shares.

Principal work experience and other information: Board Chairman of the Confederation of Swedish Enterprise 2004–2007. President and CEO of AB Electrolux 1997–2002 and Chairman of its Board of Directors 2004–2007. Earlier experience includes positions in Atlas Copco, where he served as President and CEO 1991–1997. Member of the Royal Academy of Engineering Sciences.

Marcus Wallenberg (first elected 1996).

Deputy Chairman of the Board of Directors.

Chairman of the Finance Committee.

Born 1956. Bachelor of Science of Foreign Service, Georgetown University, USA. Board Chairman: Skandinaviska Enskilda Banken, Saab AB and AB Electrolux. Board Member: AstraZeneca PLC, Stora Enso Oy, the Knut and Alice Wallenberg Foundation and Temasek Holdings Limited. Holdings in Ericsson1): 1,200 Class A shares and 140,800 Class B shares.

Principal work experience and other information: Positions in Investor AB, where he served as President and CEO 1999–2005. Prior to this he was Executive Vice President at Investor. Previous employers include Stora Feldmühle AG, Citicorp, Citibank and Deutsche Bank.

Sverker Martin-Löf (first elected 1993).

Deputy Chairman of the Board of Directors.

Born 1943. Doctor of Technology and Master of Engineering, Royal Institute of Technology, Stockholm.

Board Chairman: Skanska AB, Svenska Cellulosa Aktiebolaget SCA, SSAB and AB Industrivärden.

Board Member: Svenska Handelsbanken. Holdings in Ericsson1): 10,400 Class B shares.

Principal work experience and other information: President and CEO of Svenska Cellulosa Aktiebolaget SCA 1990–2002, where he was employed 1977–1983 and 1986–2002. Previous positions at Sunds Defibrator and Mo och Domsjö AB.

Roxanne S. Austin (first elected 2008).

Member of the Audit Committee.

Born 1961. B.B.A. in Accounting, University of Texas, San Antonio, USA. Board Member: Abbott Laboratories, Teledyne Technologies Inc. and Target Corporation. Holdings in Ericsson1): 3,000 Class B shares.

Principal work experience and other information: President of Austin Investment Advisors since 2004. President and CEO of Move Networks Inc. 2009–2010. President and CEO of DIRECTV 2001–2003. Corporate Senior Vice President and Chief Financial Officer of Hughes Electronics Corporation 1997–2000, which she joined in 1993. Previously a partner at Deloitte & Touche. Member of the board of trustees of the California Science Center. Member of the California State Society of certified Public Accountants and the American Institute of Certified Public Accountants.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Sir Peter L. Bonfield (first elected 2002).

Member of the Audit Committee.

Born 1944. Honors degree in Engineering, Loughborough University, Leicestershire, UK. Board Chairman: NXP Semiconductors. Deputy Chairman: British Quality Foundation. Board Member: Mentor Graphics Inc., Sony Corporation, TSMC and Actis Capital LLP. Holdings in Ericsson1): 4,400 Class B shares.

Principal work experience and other information: CEO and Chairman of the Executive Committee of British Telecommunications plc. 1996–2002. Chairman and CEO of ICL plc 1990–1996. Positions with STC plc and Texas Instruments Inc. Member of the Advisory Boards of New Venture Partners LLP, the Longreach Group and Apax Partners LLP. Board Mentor of CMi. Senior Advisor, Rothschild, London. Fellow of the Royal Academy of Engineering.

Börje Ekholm (first elected 2006)

Member of the Remuneration Committee.

Born 1963. Master of Science in Electrical Engineering, Royal Institute of Technology, Stockholm. Master of Business Administration, INSEAD, France. Board Chairman: Royal Institute of Technology, Stockholm. Board Member: Investor AB, AB Chalmersinvest, EQT Partners AB, Husqvarna AB, Lindorff Group AB, the Royal Institute of Technology, Stockholm and Scania. Holdings in Ericsson1): 30,760 Class B shares.

Principal work experience and other information: President and CEO of Investor AB since 2005. Formerly Head of Investor Growth Capital Inc. and New Investments. Previous positions at Novare Kapital AB and McKinsey & Co Inc.

Ulf J. Johansson (first elected 2005)

Chairman of the Audit Committee.

Born 1945. Doctor of Technology and Master of Science in Electrical Engineering, Royal Institute of Technology, Stockholm. Board Chairman: Acando AB, Eurostep Group AB, Novo A/S, Novo Nordisk Foundation, and Trimble Navigation Ltd. Board Member: Jump Tap Inc. Holdings in Ericsson1): 6,435 Class B shares.

Principal work experience and other information: Founder of Europolitan Vodafone AB, where he was the Chairman of the Board 1990–2005. Previous positions at Spectra-Physics AB as President and CEO and at Ericsson Radio Systems AB. Member of the Royal Academy of Engineering Sciences.

Nancy McKinstry (first elected 2004)

Member of the Remuneration Committee.

Born 1959. Master of Business Administration in Finance and Marketing, Columbia University, USA. Bachelor of Arts in Economics, University of Rhode Island, USA. Board Chairman: CEO and Chairman of the Executive Board of Wolters Kluwer n.v. Board Member: TiasNimbas Business School. Holdings in Ericsson1): 4,000 Class B shares.

Principal work experience and other information: CEO and Chairman of the Executive Board of Wolters Kluwer n.v. President and CEO of CCH Legal Information Services 1996–1999. Previous positions at Booz, Allen & Hamilton, and New England Telephone Company. Member of the Advisory Board of the University of Rhode Island, the Advisory Council of the Amsterdam Institute of Finance, the Dutch Advisory Council of INSEAD, the Board of Overseers of Columbia Business School and the Advisory Board of the Harrington School of Communication and Media.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Anders Nyrén (first elected 2006)

Member of the Finance Committee.

Born 1954. Graduate of Stockholm School of Economics, Master of Business Administration from Anderson School of Management, UCLA, USA. Board Chairman: Sandvik AB. Vice Chairman Svenska Handelsbanken. Board Member: Svenska Cellulosa Aktiebolaget SCA, AB Industrivärden, SSAB, AB Volvo, Ernströmgruppen and Stockholm School of Economics. Holdings in Ericsson1): 6,686 Class B shares.

Principal work experience and other information: President and CEO of Industrivärden since 2001. CFO and EVP of Skanska AB 1997–2001. Director Capital Markets of Nordbanken 1996–1997. CFO and EVP of Securum AB 1992–1996. Managing Director of OM International AB 1987–1992. Earlier positions at STC Scandinavian Trading Co AB and AB Wilhelm Becker.

Carl-Henric Svanberg (first elected 2003)

Born 1952. Master of Science, Linköping Institute of Technology. Bachelor of Science in Business Administration, University of Uppsala. Board Chairman: BP p.l.c. Board Member: Melker Schörling AB and University of Uppsala. Holdings in Ericsson1): 3,234,441 Class B shares.

Principal work experience and other information: President and CEO of Telefonaktiebolaget LM Ericsson 2003-2009. President and CEO of Assa Abloy AB 1994–2003. Various positions within Securitas AB 1986–1994 and Asea Brown Boveri (ABB) 1977–1985. Member of the Steering Committee of the Global Alliance for Information and Communication Technologies and Development (GAID), the External Advisory Board of the Earth Institute at Columbia University and the Advisory Board of Harvard Kennedy School. Holds Honorary Doctorates at Luleå University of Technology and Linköping University and is the recipient of the King of Sweden’s medal for his contribution to Swedish industry.

Hans Vestberg (first elected 2010)

Born 1965. Bachelor of Business Administration and Economics, University of Uppsala. Board Chairman: ST-Ericsson and Svenska Handbollförbundet. Board Member: Sony Ericsson Mobile Communications AB and Thernlunds AB. Holdings in Ericsson1): 54,368 Class B shares.

Principal work experience and other information: President and CEO as of January 1, 2010. First Executive Vice President until December 31, 2009. Chief Financial Officer and Head of Group Function Finance until October 31, 2009. Previously Executive Vice President and Head of Business Unit Global Services. Has held various positions in the Company since 1988, including Vice President and Head of Market Unit Mexico and Head of Finance and Control in USA, Brazil and Chile.

Michelangelo Volpi (first elected 2010)

Born 1966. Bachelor of Science in Mechanical Engineering and Masters in Manufacturing Systems Engineering from Stanford University, USA. MBA from the Stanford Graduate School of Business, USA. Board Member: None. Holdings in Ericsson1): None.

Principal work experience and other information: Partner at Index Ventures since July 2009. Previously CEO of Joost Inc.. Employed by Cisco from 1994-2007 in positions including Senior Vice President & General Manager of the Routing and Service Provider Technology Group and Chief Strategy Officer. Has also worked for Hewlett Packard in the optoelectronics division.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

MEMBERS OF THE BOARD OF DIRECTORS

Board members and deputies appointed by the unions

Jan Hedlund (first appointed 1994)

Employee representative, Member of the Audit Committee

Born 1946. Appointed by the IF Metall union.

Holdings in Ericsson1): 964 Class B shares.

Employed since 1982. Previously working with model production mechanics within Business Unit Networks and currently working full time as union representative.

Anna Guldstrand (first appointed 2004)

Employee representative, Member of the Finance Committee

Born 1964. Appointed by the union The Swedish Association of Graduate Engineers.

Holdings in Ericsson1): 1,667 Class B shares.

Employed since 1996. Working as knowledge manager within Business Unit Global Services.

Karin Åberg (first appointed 2007)

Employee representative, Member of the Remuneration Committee

Born 1959. Appointed by the union Unionen.

Holdings in Ericsson1): 1,900 Class B shares.

Employed since 1995. Working as Service Engineer within Business Unit Global Services.

Kristina Davidsson (first appointed 2006)

Deputy employee representative

Born 1955. Appointed by the IF Metall union.

Holdings in Ericsson1): 1,146 Class B shares.

Employed since 1995. Previously working as repairman within Business Unit Networks and currently working full time as union representative.

Pehr Claesson (first appointed 2008)

Deputy employee representative

Born 1966. Appointed by the union The Swedish Association of Graduate Engineers.

Holdings in Ericsson1): 619 Class B shares

Employed since 1997. Working with marketing and communication for Consulting and Systems Integration within Business Unit Global Services.

Karin Lennartsson (first appointed 2010)

Deputy employee representative

Born 1957. Appointed by the Unionen union.

Holdings in Ericsson1): 328 Class B shares.

Employed since 1976. Working as Process Expert within Group Function Finance—Process and Quality.

Hans Vestberg was the only Director who held an operational management position at Ericsson in 2010. No Director has been elected pursuant to an arrangement or understanding with any major shareholder, customer, supplier or other person.

1)	The number of Class B shares (and Class A shares, if applicable) includes holdings by related natural or legal persons and American Depositary Receipts, where applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

COMPANY MANAGEMENT

The President/CEO and Group management

The Board of Directors appoints the President and CEO and the Executive Vice Presidents. The President and CEO is responsible for the management of day-to-day operations and is supported by the Group management, called the Executive Leadership Team (ELT). In addition to the President and CEO, the ELT consists of heads of Group functions, heads of business units, two regional heads and the Chief Brand Officer. The role of the ELT is to:

•	Establish a long-term vision, a strong corporate culture and group strategies and policies, all based on objectives stated by the Board

•	Determine targets for operational units, allocate resources and monitor unit performance

•	Secure operational excellence and realize global synergies through efficient organization of the Group.

Remuneration of the Executive Leadership Team

A Remuneration policy including guidelines on remuneration and other employment terms for the ELT were approved by the AGM 2010. For further information on fixed and variable remuneration, see the Remuneration Report and Notes to the Consolidated Financial Statements—Note C29, “Information Regarding Members of the Board of Directors, the Group management and Employees” in the Annual Report.

The Ericsson Group Management System

The CEO and heads of Group functions have implemented a management system to ensure that the business is managed:

•	So that the objectives of Ericsson’s major stakeholders (customers, shareholders, employees) are fulfilled

•	Within established risk limits and with reliable internal control

•	So the Company is compliant with applicable laws, listing requirements and governance codes and fulfills its corporate social responsibilities.

Ericsson is ISO 9001 (quality) and ISO 14001 (environment) globally certified and ISO 27001 (information security) certified in selected units. Certification to OHSAS 18001 (health & safety) is ongoing. The management system is an important foundation and is continuously evaluated and improved in line with ISO requirements.

The Ericsson Group Management System comprises three elements:

•	Management and control: corporate culture, objective setting, strategy formulation and steering documents such as Group policies and directives

•	Operational processes and IT tools: to support operational excellence and leverage Ericsson’s scale advantages

•	Organization and resources.

Risk management is an integrated part of the Ericsson Group Management System.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Management and control

Strategy, targets and monitoring

Ericsson uses balanced scorecards as tools for translating strategic objectives into a set of performance indicators for its operational units. These focus primarily on:

•	Market and customer performance

•	Competitive position

•	Internal efficiency

•	Financial performance

•	Employee satisfaction and empowerment.

Based on the annual strategy work, these scorecards are updated with targets for each unit for the next year and communicated throughout the organization. The balanced scorecard is also used as a management tool to align operating unit and individual goals to Company goals, follow up progress and monitor identified risks.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Corporate culture

Corporate culture has long been acknowledged as an important factor for driving behavior, not only for compliance but also in communication, decision making, efficiency and reaching objectives. Respect, professionalism and perseverance are the values that underpin Ericsson’s culture, guiding daily work, relationships and business. Consequently, executive management makes the communication and development of Ericsson’s culture a key task in the management of the Group.

Group policies and directives

Group-wide policies and directives govern how the organization works. These include a Code of Business Ethics, policies on roles and responsibilities, segregation of duties, capital expenditures, management of intellectual property rights, financial reporting, environmental matters, and risk management.

Operational processes and IT tools

As a market leader, Ericsson tries to utilize the competitive advantages that are gained through scale and has implemented common processes and IT tools across all its operational units. Through management and continuous improvement of these processes and IT tools, Ericsson reduces costs with standardized internal controls and performance indicators.

Organization and resources

Ericsson is operated in two dimensions:

•	Legal entities: more than 200 companies in more than 100 countries

•	Operational units: Four business units and ten regions.

In addition, Group functions coordinate Ericsson’s strategies, operations and resource allocation and define the necessary directives, processes and organization for the effective governance of the Group.

Risk management

Ericsson’s risk management is integrated with the business and its operational processes and is a part of the Ericsson Group Management System to ensure accountability, effectiveness, efficiency, business continuity and compliance with corporate governance, legal and other requirements. The Board of Directors is also actively engaged in the Company’s risk management. Risks related to set long-term objectives are discussed and strategies are formally approved by the Board as part of the annual strategy process. Risks related to annual targets for the Company are also reviewed by the Board and then monitored continuously during the year. Certain transactional risks require specific Board approval, e.g. acquisitions, management remuneration, borrowing or customer finance in excess of pre-defined limits.

Strategic and tactical risks

Strategic risks constitute the highest risk to the Company if not managed properly as they could have a long-term impact. Ericsson therefore reviews its long-term objectives, main strategies and business scope on an annual basis and continuously works on the tactics to reach these objectives and mitigate any risks identified.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

In the annual strategy and target setting process, objectives are set for the next five years, risks and opportunities are assessed and strategies are developed to achieve the objectives. The strategy process in the Company is well established and involves regions, business units and Group functions. The strategy is finally summarized and discussed in a yearly senior management meeting with approximately 250 managers from all parts of the business. By involving all parts of the business in the process, potential risks are identified early and mitigating actions can be incorporated in the strategy and in the annual target process following the finalization of the strategy.

Technology development, industry and market fundamentals as well as the development of the economy are key components in the evaluation of risks related to Ericsson’s long-term objectives.

The outcome from the strategy process forms the basis for the annual target process which involves regions, business units and Group functions. Risks and opportunities linked to the targets are identified as part of this process together with actions to mitigate the identified risks. Follow-up of targets, risks and mitigating actions are reported and discussed continuously in business unit and region steering groups as well as being reviewed by the Board of Directors.

The Company has been using the Balanced Scorecard concept to structure its targets, risks and opportunities for many years. For 2010 risks and opportunities were identified and analyzed in the five balanced scorecard perspectives. For more information on risks related to Ericsson’s business, see Risk Factors.

Operational and financial risks

Operational risks are owned and managed by operational units. Risk management is embedded in various process controls, such as decision tollgates and approvals. Certain cross-process risks, such as information security/IT, corporate responsibility & business continuity and insurable risks are centrally coordinated. Financial risk management is governed by a Group policy and carried out by the Treasury and Customer Finance functions, both supervised by the Finance Committee. The policy governs risk exposures related to foreign exchange, liquidity/financing, interest rates, credit risk and market price risk in equity instruments. For further information

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

on financial risk management, see Notes to the Consolidated Financial Statements – Note C14, “Trade Receivables and Customer Finance”, Note C19, “Interest-Bearing Liabilities” and Note C20, “Financial Risk Management and Financial Instruments”.

Compliance risks

Ericsson has implemented Group policies and directives to ensure compliance with applicable laws and regulations, including a Code of Business Ethics and a Code of Conduct. Risk management is integrated in the Company’s business processes. Policies and controls are implemented to ensure compliance with financial reporting standards and stock market regulations, e.g. the US Sarbanes-Oxley Act.

Monitoring and audits

Company management monitors the compliance with policies, directives and processes through internal self-assessment within all units. This is complemented by internal and external audits. External financial audits are performed by PwC, and ISO/management system audits by Det Norske Veritas, DNV. Internal audits are performed by the company’s internal audit function which reports to the Audit Committee. Audits of suppliers are also conducted in order to secure compliance with agreed key performance indicators and Ericsson’s Code of Conduct which is mandatory for suppliers to the Ericsson Group.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

MEMBERS OF THE EXECUTIVE LEADERSHIP TEAM

Hans Vestberg

President and CEO (since January 1, 2010).

Born 1965. Bachelor of Business Administration, University of Uppsala. Board member: Sony Ericsson Mobile Communications AB and Thernlunds AB. Chairman: ST-Ericsson and Svenska Handbollförbundet. Holdings in Ericsson1): 54,368 Class B shares.

Background: Chief Financial Officer and Head of Group Function Finance until October 31, 2009. Previously Executive Vice President and Head of Business Unit Global Services. Has held various positions in the Company since 1988, including Vice President and Head of Market Unit Mexico and Head of Finance and Control in USA, Brazil and Chile.

Jan Frykhammar

Executive Vice President and Chief Financial Officer and Head of Group Function Finance (since 2009).

Born 1965. Bachelor of Business Administration and Economics, University of Uppsala. Board member: Sony Ericsson Mobile Communications AB, ST-Ericsson. Holdings in Ericsson1): 3,650 Class B shares.

Background: Previously Senior Vice President and Head of Business Unit Global Services. Has held various positions within Ericsson such as Sales and Business Control in Business Unit Global Services, CFO in North America and Vice President, Finance and Commercial within the Global Customer Account for Vodafone.

Johan Wibergh

Executive Vice President (since January 1, 2010) and Head of Business Unit Networks (since 2008).

Born 1963. Master of Computer Science, Linköping Institute of Technology. Holdings in Ericsson1): 19,967 Class B shares.

Background: President of Ericsson Brazil. Has also been President of Market Unit Nordic and Baltics, Vice President and Head of Sales at Business Unit Global Services.

Cesare Avenia

Chief Brand Officer (since 2010).

Born 1950. Bachelor’s degree of Electronics engineering, University of Naples, Italy. Board member: Member of the Steering Committee for Innovation and Technology Services within the Association of Telecom service providers within Confindustria, the National Association of Industralists in Italy. Holdings in Ericsson1): 11,618 Class B shares.

Background: Previously Head of Market Unit Italy.

Carl Olof Blomqvist

Senior Vice President, General Counsel and Head of Group Function Legal Affairs (since 1999).

Born 1951. Master of Law, LLM, University of Uppsala. Holdings in Ericsson1): 1,216 Class A shares and 38,914 Class B shares.

Background: Previously partner of Mannheimer Swartling law firm.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Bina Chaurasia

Senior Vice President and Head of Group Function Human Resources and Organization (since November 2010).

Born 1962. Holds a Master of Science in Management and Human Resources from the Ohio State University and a Masters of Arts in Philosophy from the University of Wisconsin. Holdings in Ericsson1): 11,627 Class B shares.

Background: Joined Ericsson from Hewlett Packard, where she was the Vice President of Global Talent Management. Has also held senior HR leadership roles at Gap, Sun Microsystems and PepsiCo/Yum.

Håkan Eriksson

Senior Vice President, Chief Technology Officer, Head of Group Function Technology & Portfolio Management (since 2003) and Head of Ericsson in Silicon Valley (since January 1, 2010).

Born 1961. Master of Science and Honorary Ph D, Linköping Institute of Technology. Board member: Vestas. Holdings in Ericsson1): 32,130 Class B shares.

Background: Previously Senior Vice President and Head of Research and Development. Has held various positions within Ericsson since 1986.

Douglas L. Gilstrap

Senior Vice President and Head of Group Function Strategy (since 2009).

Born 1963. Bachelor in accounting from the University of Richmond, Master of Business Administration, Emory University, Atlanta. Holdings in Ericsson1): 2,643 Class B shares.

Background: CFO and Co-Founder of Asia Pacific Exploration Consolidated (APEC), Has also held various global managerial positions in different companies within the telecommunications and IT sector for more than 15 years.

Mats H. Olsson

Head of Region China & North East Asia (since 2010).

Born 1954. Master of Business Administration from the Stockholm School of Economics. Holdings in Ericsson1): 43,088 Class B shares.

Background: Previously Head of Market Unit Greater China and has held various positions in Asia for Ericsson. Appointed President of Ericsson Greater China in 2004, with overall responsibility for Mainland China, Hong Kong, Macao and Taiwan.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Magnus Mandersson

Senior Vice President and Head of Business Unit Global Services (since 2010).

Born 1959. Bachelor of Business Administration, University of Lund. Holdings in Ericsson1): 8,605 Class B shares.

Background: Previously Head of Business Unit CDMA, Head of Market Unit Northern Europe and Global Customer Account Deutsche Telekom AG.

Rima Qureshi

Senior Vice President and Head of Business Unit CDMA Mobile Systems (since 2010).

Born 1965. Holds a Bachelor’s degree of Information Systems and a Master’s degree of administration, McGill University, Montreal, Canada. Holdings in Ericsson1): 2,662 Class B shares

Background: Also serves as head of Ericsson Response. Previously head of the AT&T Improvement Program within Market Unit North America.

Angel Ruiz

Head of Region North America (since 2010).

Born 1956. Bachelor’s degree in Electrical Engineering from University of Central Florida and a Master’s degree in Management Science and Information Systems from Johns Hopkins University, USA. Holdings in Ericsson1): 21,688 Class B shares.

Background: Previously Head of Market Unit North America. He joined Ericsson in 1990 and has held a variety of sales and managerial positions within the company, including heading up the global account teams for Cingular/SBC/BellSouth (now AT&T). Appointed President of Ericsson North America in 2001.

Henry Sténson

Senior Vice President and Head of Group Function Communications (since 2002).

Born 1955. Studied law, sociology and political science, Linköping University and at the Swedish War Academy, Karlberg, Stockholm. Board member: Stronghold Invest AB. Holdings in Ericsson1): 27,855 Class B shares.

Background: Previously Head of SAS Group Communication.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Jan Wäreby

Senior Vice President and Head of Business Unit Multimedia (since 2007).

Born 1956. Master of Science, Chalmers University, Göteborg. Board member: Sony Ericsson Mobile Communications AB, ST-Ericsson. Holdings in Ericsson1): 47,551 Class B shares.

Background: Executive Vice President and Head of Sales and Marketing for Sony Ericsson Mobile Communications from 2002-2006.

AUDITORS

According to the Articles of Association, the Parent Company shall have no less than one and no more than three registered public accounting firms as external independent auditors. The auditors have been elected by the shareholders at the Annual General Meeting for periods of four years. However, according to a recent change in the Swedish Companies Act, the mandate period of the Auditors shall be one year, unless the Articles of Association provides for a longer mandate period up to four years. The auditors report to the shareholders at General Meetings.

The auditors:

•	Update the Board of Directors regarding the planning, scope and content of the annual audit

•	Examine the interim and year-end financial statements to assess accuracy and completeness of the accounts and adherence to accounting standards and policies

•	Advise the Board of Directors of non-audit services performed, the consideration paid and other issues that determine the auditors’ independence.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

INTERNAL CONTROL OVER FINANCIAL REPORTING 2010

This section has been prepared in accordance with the Annual Accounts Act and the Swedish Corporate Governance Code and is limited to internal control over financial reporting.

Since Ericsson is listed in the United States, the requirements outlined in the Sarbanes-Oxley Act (SOX) apply. These regulate the establishment and maintenance of internal controls over financial reporting as well as management’s assessment of the effectiveness of the controls.

In order to comply with SOX, the Company has implemented detailed documented controls and testing and reporting procedures based on the COSO framework for internal control. The COSO framework is issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s internal control report according to SOX will be included in Ericsson’s Annual Report on Form 20-F and filed with the SEC in the United States.

During 2010, the Company has included operations of acquired entities as well as continued to improve the design and execution of its financial reporting controls.

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

To achieve these objectives, financial reporting and disclosure must be:

•	Transparent—enhancing understanding of the economic drivers and operational performance of the business, building trust and credibility

•	Consistent—comparable in scope and level of detail to facilitate comparison between reporting periods

•	Simple—to support understanding of business operations and performance and to avoid misinterpretations

•	Relevant—with focus on what is relevant to Ericsson’s stakeholders or required by regulation or listing agreements, to avoid information overload

•	Timely—with regular scheduled disclosures as well as ad-hoc information, such as press releases on important events, performed on a timely basis

•	Fair and equal—where all material information is published via press releases to ensure the whole investor community receives the information at the same time

•	Complete, free from material errors and a reflection of best practice—disclosure is compliant with applicable financial reporting standards and listing requirements and in line with industry norms.

Ericsson’s website (www.ericsson.com/investors) comprises comprehensive information on the Group, including:

•	An archive of annual and interim reports

•	On-demand access to recent news

•	Copies of presentations given by senior management at industry conferences.

(Information on the Ericsson website does not form part of this Report).

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Disclosure controls and procedures

Ericsson has controls and procedures in place to ensure timely information disclosure under the US Securities Exchange Act of 1934 and under agreements with NASDAQ and NASDAQ OMX Stockholm. These procedures also ensure that such information is provided to management, including the CEO and CFO, so timely decisions can be made regarding required disclosure.

The Disclosure Committee comprises 15 members with various expertise. It assists managers in fulfilling their responsibility regarding disclosures made to the shareholders and the investment community. One of the main tasks of the committee is to monitor the integrity and effectiveness of the disclosure controls and procedures.

Ericsson has investments in certain entities that the Company does not control or manage. With respect to such entities, disclosure controls and procedures are substantially more limited than those maintained with respect to subsidiaries.

During the year, Ericsson’s President and CEO and the CFO evaluated the disclosure controls and procedures and concluded that they were effective at a reasonable assurance level as at December 31, 2010.

During the period covered by the Annual Report 2010, there were no changes to the disclosure controls and procedures that have materially affected, or are likely to materially affect, the internal control over financial reporting.

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

Control environment

The Company’s internal control structure is based on the division of labor between the Board of Directors and its Committees and the President and CEO. The Company has implemented a management system that is based on:

•	Steering documents, such as policies, directives and a Code of Business Ethics

•	A strong corporate culture

•	The Company’s organization and mode of operations, with well-defined roles and responsibilities and delegations of authority

•	Several well-defined group-wide processes for planning, operations and support.

The most essential parts of the control environment relative to financial reporting are included in steering documents and processes for accounting and financial reporting. These steering documents are updated regularly to include, among other things:

•	Changes to laws

•	Financial reporting standards and listing requirements, such as IFRS and SOX.

The processes include specific controls to be performed to ensure high quality reports. The management of each reporting legal entity, region and business unit is supported by a financial controller function with execution of controls related to transactions and reporting. A financial controller function is also established on Group level, reporting to the CFO.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Risk assessment

Risks of material misstatements in financial reporting may exist in relation to recognition and measurement of assets, liabilities, revenue and cost or insufficient disclosure. Other risks related to financial reporting include fraud, loss or embezzlement of assets and undue favorable treatment of counterparties at the expense of the Company.

Policies and directives regarding accounting and financial reporting cover areas of particular significance to support correct, complete and timely accounting, reporting and disclosure.

Identified types of risks are mitigated through well-defined business processes with integrated risk management activities, segregation of duties and appropriate delegation of authority. This requires specific approval of material transactions and ensures adequate asset management.

Control activities

The Company’s business processes include financial controls regarding the approval and accounting of business transactions. The financial closing and reporting process has controls regarding recognition, measurement and disclosure. These include the application of critical accounting policies and estimates, in individual subsidiaries as well as in the consolidated accounts.

Regular analyses of the financial results for each subsidiary, region and business unit cover the significant elements of assets, liabilities, revenues, costs and cash flow. Together with further analysis of the consolidated financial statements performed at Group level, this ensures that the financial reports do not contain material errors.

For external financial reporting purposes, additional controls performed by the Disclosure Committee ensure that all disclosure requirements are fulfilled.

The Company has implemented controls to ensure that the financial reports are prepared in accordance with its internal accounting and reporting policies and IFRS as well as with relevant listing regulations. It maintains detailed documentation on internal controls related to accounting and financial reporting. It also keeps records on the monitoring of the execution and results of such controls. This ensures that the CEO and CFO can assess the effectiveness of the controls in a way that is compliant with SOX.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Subsidiaries and operating units prepare regular financial and management reports to internal steering groups and Company management. These include analysis and comments on financial performance and risks. The Board of Directors receives financial reports monthly. The Audit Committee of the Board has established a whistleblower procedure for reporting violations in accounting, internal controls and auditing matters.

Monitoring

The Company’s process for financial reporting is reviewed annually by the management. This forms a basis for evaluating the internal management system and internal steering documents to ensure that they cover all significant areas related to financial reporting. The shared service center management continuously monitors accounting quality through a set of performance indicators. Compliance with policies and directives is monitored through annual self-assessments and representation letters from heads and controllers in all subsidiaries as well as in business units and regions.

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

THE BOARD OF DIRECTORS

Stockholm, February 21, 2011 Telefonaktiebolaget LM Ericsson (publ) Org. no. 556016–0680

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

AUDITOR’S REPORT ON THE CORPORATE GOVERNANCE REPORT

To the annual meeting of the shareholders in Telefonaktiebolaget LM Ericsson (publ), corporate identity number 556016-0680

It is the Board of Directors who is responsible for the corporate governance report for the year 2010 and that it has been prepared in accordance with the Annual Accounts Act.

As a basis for our opinion that the corporate governance report has been prepared and is consistent with the annual accounts and the consolidated accounts, we have read the corporate governance report and assessed its statutory content based on our knowledge of the company.

In our opinion, the corporate governance report has been prepared and its statutory content is consistent with the annual accounts and the consolidated accounts.

Stockholm 21 February, 2011

Peter Clemedtson

Authorized Public Accountant PricewaterhouseCoopers AB

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

Although the purpose of internal control systems is to ensure adequate risk management all internal control systems, no matter how well designed, have inherent limitations which may result in that misstatements are not prevented or detected. Therefore, even systems determined to be effective can provide only reasonable assurance with respect to the reliability of financial statement preparation and presentation.

Ericsson’s management assessed the effectiveness of Ericsson’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth in “Internal Control—Integrated Framework”, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management has concluded that, as of December 31, 2010, Ericsson’s internal control over financial reporting was effective. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, has been audited by PricewaterhouseCoopers AB, an independent registered public accounting firm. PricewaterhouseCoopers AB has issued an attestation report on Ericsson’s internal control over financial reporting, which appears on page 67.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

Subsidiaries and associated companies: For a listing of our significant subsidiaries, please see section “Investments”. In addition to our joint ventures Sony Ericsson and ST-Ericsson, we are engaged in a number of other minor joint ventures, cooperative arrangements and venture capital initiatives. For more information regarding risks associated with joint ventures, strategic alliances and third-party agreements please see Risk Factors, “Market, Technology and Business Risks”.

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

Today, Ericsson is a leading provider of communications equipment, professional services and multimedia solutions. Our customers are operators of mobile and fixed networks worldwide. Over 1,000 networks in more than 180 countries utilize our equipment. More than 40 percent of all mobile traffic goes through Ericsson equipment.

TECHNICAL MILESTONES

•	1878 Telegraph to telephone

•	1923 Manual switching to automatic switching

•	1981 Fixed communications to mobile communications

•	1998 Integration of voice and data in mobile networks

•	2001 Launch of WCDMA/3G networks in Western Europe

•	2006 Launch of HSPA mobile broadband networks globally

•	2009 Mobile broadband traffic gains momentum and first LTE network launched

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

EXCHANGE RATES

The following tables provide information with respect to the exchange rate for SEK per USD 1.00, based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate of March 25 2011, was SEK 6.3552 per USD 1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Average exchange rates

Year ended December 31		Average
2006		7.3098
2007		6.7232
2008		6.6424
2009		7.6232
2010		7.1895

Exchange rates, monthly high and low

Month	High	Low
September 2010	7.3134	6.7144
October 2010	6.7725	6.5580
November 2010	7.0130	6.5145
December 2010	6.9666	6.7571
January 2011	6.8977	6.4318
February 2011	6.5005	6.3442

We describe the effects of exchange rate fluctuations on our business in the Notes to the Consolidated Financial Statements—Note C20, “Financial Risk Management and Financial Instruments.”

PRIMARY MANUFACTURING AND ASSEMBLY FACILITIES

We continuously adjust our production capacity to meet expected customer demand. At year-end 2010, our overall capacity utilization was close to 100 percent. The table “Primary manufacturing and assembly facilities” summarizes where we have major sites as well as the total floor space at year-end. In Sweden, the majority of the floor space within our production facilities is used for node assembly and verification.

Primary manufacturing and assembly facilities

	2010		2009		2008
	Sites	Thousands of sq meters	Sites	Thousands of sq meters	Sites	Thousands of sq meters
Sweden	6	204.4	8	224.7	8	226.0
China	4	61.1	4	46.4	4	38.5
Estonia	1	20.6	1	26.6	—	—
Italy	2	20.1	2	20.1	2	20.1
Brazil	1	23.3	1	23.3	1	18.0
India	1	15.6	1	13.6	1	9.0
USA	—	—	—	—	1	5.0
Other	—	—	—	—	1	0.3

Total	15	345.1	17	354.7	18	316.9

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

OPERATING RESULTS

Years ended December 31, 2009 and 2010

Please refer to Board of Directors’ Report.

Years ended December 31, 2008 and 2009

Net sales

Consolidated

Consolidated net sales decreased by SEK 1 percent, to SEK 206.5 billion in 2009 from SEK 208.9 billion in 2008. Increased sales in the first half of 2009 were offset in the second half by the impact from the economic slowdown. Overall, sales declined marginally from last year to SEK 206.5 billion. Sales for comparable units were stable year over year, i.e. excluding SEK 2.7 billion of sales from the acquired Nortel business in North America in the fourth quarter and SEK 5.2 billion in 2008 from the divested PBX and mobile platform operations. Adjusted also for effects of exchange rates and hedging, sales declined 9 percent. Lower sales in Networks were largely offset by higher sales in Global Services and Multimedia. The economic downturn coupled with tighter credit supply impacted operator spending, in particular in certain emerging markets.

The demand varied considerably between markets. Among our largest markets, the US, China, UK and Turkey had good sales increases. Australia, India and Japan were stable, whereas sales in Brazil, Indonesia, Italy, Pakistan and Spain declined.

As of January 1, 2010, Ericsson reports the following segments: Networks, Global Services, Multimedia, Sony Ericsson and ST-Ericsson. The only change compared to previous years is that Network Rollout is now included in Global Services instead of in Networks. All other segments are unchanged.

Networks

Net sales in segment Networks decreased by 5 percent, to SEK 114.0 billion in 2009 from SEK 120.5 billion in 2008. Sales for comparable units declined by 5 percent, i.e. excluding SEK 2.7 billion of sales from acquired Nortel operations. Adjusted also for currency and hedge effects, sales declined in line with the market. Lower GSM sales, particularly in high-growth markets such as China, contributed to the decline. Sales in WCDMA continued to show good growth driven by demand for mobile broadband. However, WCDMA growth did not offset the GSM decline.

Global Services

Global Services sales increased by 12 (15) percent to SEK 79.2 (70.5) billion. However, sales were negatively affected by the reduced scope of a managed services agreement and somewhat lower sales of project-related services, reflecting the slowdown in network sales. Sales of related network rollout services grew 7 percent to SEK 23.1 (21.5) billion during 2009. Managed services was one of the main drivers for the sales increase, growing by 22 (17) percent to SEK 17.4 (14.3) billion, significantly outpacing the market.

Multimedia

Multimedia sales increased 5 percent for comparable units with revenue management negatively affected during the second half of the year by lower network deployments.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Geographical regions

As of January 1, 2010, the geographical reporting structure was changed from five geographical areas to ten regions, mirroring the new internal geographical organization. A part called “Other” is also reported, consisting of business not reported in the geographical structure, e.g. embedded modules, cables, power modules as well as intellectual property rights and licenses.

The following regions increased their sales in 2009: North America by 54 percent, Western & Central Europe by 4 percent, Middle East by 2 percent and China & North East Asia by 18 percent. Sales in Sub Saharan Africa and India were flat. The following regions decreased their sales: Latin America by –13 percent, Northern Europe & Central Asia by –19 percent, Mediterranean by –15 percent, South East Asia & Oceania by –1 percent and region Other by –45 percent.

Financial results of operations

The gross margin declined only slightly to 34.0 percent in 2009 compared to 35.5 percent in 2008. The decline was due to effects of price pressure, increased share of services sales and the initial transition costs for the Sprint contract, which were largely offset by cost cutting and restructuring efforts.

Operating expenses in 2009 were almost flat at SEK –60.0 billion compared to SEK –60.6 billion in 2008. Operating expenses measured as a percentage of net sales was 29.0 percent in 2009 and 29.0 percent also in 2008.

Operating income declined to SEK 5.9 (16.3) billion with an operating margin of 2.9 (7.8) percent. The main reasons were a negative contribution from joint ventures of SEK –7.4 billion, compared to SEK –0.4 billion in 2008, increased restructuring charges of SEK –12.6 (–7.6) billion and the decline in gross income to SEK 70.2 (74.3) billion.

Earnings per share (EPS) diluted was SEK 1.14 (3.52) down 68 percent. The EPS decline was largely driven by the losses in our JVs and the restructuring program.

The AGM resolved on a dividend of SEK 2.00 (1.85) per share for 2009.

Financial position

Despite strategic investments and a difficult macro-economic business environment, a healthy capital structure and equity ratio were maintained. The debt maturity profile was also significantly improved. Cash remained strong at SEK 76.7 (75.0) billion. Due to a strong cash flow, a good level of cash and short-term investments was maintained. A strong liquidity was deemed important to keep flexibility for volatility in sales and cash flows and to be able to take advantage of opportunities in the market. Net Cash was SEK 36.1 (34.7) billion Working Capital remained the same as the previous year, at SEK 99.1 (100.0) billion. Return on Equity was 2.6 (8.2) percent. The decline in return on equity (ROE) was primarily a consequence of JV losses and the restructuring charges.

Cash flow

In 2009 cash flow from operating activities was SEK 24.5 (24.0) billion. A lower net income was offset by non-cash items, such as the losses in JVs, depreciation, amortization of intangibles, largely related to restructuring, and strong working capital reductions, resulting in a similar cash flow from operations as in 2008.

Cash flow from investing activities was SEK –37.5 (–8,5) billion. Cash outlays for recurring investing activities increased slightly to SEK –4.9 billion. Acquisitions/divestments during the year were net SEK –18.1 billion, with the major items being the formation of the ST-Ericsson joint venture, the minority stake in LHS and

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Nortel’s CDMA and LTE businesses. Cash outflow for short-term investments for cash management purposes and other investing activities was net SEK –14.5 billion, largely attributable to SEK –17.1 billion of short-term investments driven by the strong cash flow from operations.

In 2009 the cash flow from financing activities was SEK –1.7 (–7.2) billion. Dividends paid of SEK –6.3 billion were partly offset by increased borrowings of SEK 4.3 billion and other financing activities of SEK 0.2 billion.

Restructuring in 2008 and 2009

The restructuring charges in 2009 were SEK 11.3 billion compared to SEK 6.8 billion in 2008, relating to activities to reduce production costs, reduce product variants and platforms, increase the re-use of software, consolidate R&D activities, and improve administrative processes. In the beginning of 2009, a program to reduce annual run rate of costs by SEK 10 billion was launched, following the 2008 program aiming at SEK 6–7 billion. In the third quarter, additional SEK 5–6 billion of savings were targeted with anticipated costs of the same magnitude. This resulted in fewer platforms and solutions and was coupled with write-downs of capitalized development costs and acquired IPR assets for affected products.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

A shareholder may attend and vote at the meeting in person or by proxy. For companies whose shares are registered in a central securities depositary register, proxies are valid for up to five years from the date of issuance. Any shareholder wishing to attend a general meeting must notify us no later than on the day specified in the notice, preferably before 4:00 p.m. (CET). We are required to accept all notifications of attendance received at least five business days (Saturdays normally included) prior to the meeting. A person designated in the register as a nominee (including the depositary of the ADSs) is not entitled to vote at a general meeting, nor is a beneficial owner whose share is registered in the name of a nominee (including the depositary of the ADSs) unless the beneficial owner first arranges to have such owner’s own name entered in the register of shareholders maintained by Euroclear no later than the designated record day.

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

A	a resolution to amend the articles of association requires a majority of two-thirds of the votes cast as well as two-thirds of the shares represented at the meeting, except in those circumstances described in B – D below;

B	a resolution to amend the articles of association which reduces any shareholder’s rights to profits or assets, restricts the transferability of shares or alters the legal relationship between shares, normally requires the unanimous approval of the shareholders present at the meeting and who hold nine-tenths of all outstanding shares;

C	a resolution to amend the articles of association for the purpose of limiting the number of shares with which a shareholder may vote at a general meeting or allocating part of the net profit for the fiscal year to a restricted fund or limiting the use of the company’s profits or assets in a liquidation or dissolution, normally requires the approval of shareholders representing two-thirds of the votes cast and nine-tenths of the shares represented at the meeting;

D	a resolution of the kind referred to under B or C above may, however, be taken with a lower supermajority requirement if the amendments referred to therein will only adversely affect specific shares or classes of shares. In such cases, the requirement under a above will apply together with the following separate supermajority: (a) where only a class of shares is adversely affected, approval of the owners of one-half of all shares of such class and nine-tenths of the shares of such class represented at the meeting, or (b) where the shares adversely affected do not constitute a class of shares, the unanimous approval of all such affected outstanding shares present at the meeting and who hold nine-tenths of all outstanding shares adversely affected;

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

E	a resolution to issue, approve or authorize the issuance for cash of new shares, warrants or convertibles with a deviation from the—preferential right for existing shareholders requires a two-thirds—majority of votes cast at the meeting as well as two-thirds of the shares represented at the meeting;

F	a resolution to reduce the outstanding share capital requires a two-thirds majority of votes cast at the meeting as well as two-thirds of the shares represented at the meeting. In case there are several classes of shares in a company, the above described majority requirement shall apply also within each share class represented at the meeting and for which the rights of the shares are adversely affected; and

G	a resolution to approve a merger requires a two-thirds majority of the votes cast at the meeting and two-thirds of the shares represented at the meeting (however, under certain circumstances a higher majority is required).

At a general meeting of shareholders, a shareholder or proxy for one or more shareholders may cast full number of votes represented by the holder’s shares.

Purchase of Own Shares

A Swedish public limited liability company whose shares are traded on a regulated market place within the European Economic Area (“EEA”) or a market place comparable to a regulated market place outside the EEA is entitled to purchase its own shares under certain conditions. A purchase by us of our own shares may take place only if (a) the purchase has been decided upon by a general meeting of shareholders or the Board has been authorized by a general meeting of shareholders, in both cases by a two thirds majority of votes cast at the meeting as well as two-thirds of the shares represented at the meeting, (b) the purchase is effected on a regulated market place within the EEA or a market place comparable to a regulated market place outside the EEA (in the latter case with the approval of the Swedish Financial Supervisory Authority the “SFSA”) or pursuant to an offer to all shareholders or holders of a specific class of shares, (c) the Company’s restricted equity will still be fully covered and the purchase is justifiable taken into account the type of business activities of the Company and the group, their scope and risks related thereto and the Company’s and the group’s need for financial resources, its liquidity and financial position, and (d) we and our subsidiaries do not hold or, as a result of purchase, will not hold in excess of 10 percent of all our outstanding shares. As of December 31, 2010, the Company held an aggregate of 78,978,533 treasury stock of Class B shares.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

Under all Swedish tax treaties, except the tax treaty with Switzerland, withholding tax at the applicable treaty rate should be withheld by the payer of the dividends. With regard to dividends paid from shares in corporations registered with the Euroclear Sweden (such as our shares), a reduced rate of dividend withholding tax under a tax treaty is generally applied at the source by the Euroclear Sweden or, if the shares are registered with a nominee, the nominee, as long as the person entitled to the dividend is registered as a non-resident and sufficient information regarding the tax residency of the beneficial owner is available to the Euroclear Sweden or the nominee.

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

The discussion below applies to you only if you are a beneficial owner of ADSs and/or Class B shares not resident in Sweden for purposes of the U.S. Tax Treaty and you are, for United States federal income tax

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

purposes, (1) a citizen or resident of the United States, (2) a corporation or any other entity treated as a corporation that is organized in or under the laws of the United States or its political subdivisions, including the District of Columbia, (3) a trust if all of the trust’s substantial decisions are subject to the control of one or more United States persons and the primary supervision of the trust is subject to a United States court, or if a valid election is in effect with respect to the trust to be taxed as a United States person, or (4) an estate the income of which is subject to United States federal income taxation regardless of its source.

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

If you are a non-corporate holder of ADSs or Class B shares, dividends you receive on the ADSs or Class B shares for taxable years beginning before January 1, 2013, may be taxed at the lower applicable capital gains rate provided that (1) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (2) certain holding period requirements are met and (3) either (a) our ADSs continue to be listed on the Nasdaq Stock Market (or a national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended) or (b) we are eligible for the benefits of the U.S. Tax Treaty. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or Class B shares.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

Passive foreign investment company status

A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75 percent of its gross income is passive income or (b) at least 50 percent of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2010. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the value of our assets, as determined from time to time. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relevant provisions of the Code. You should consult your own tax advisors about the consequences of our potential classification as a PFIC.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

Information reporting and backup withholding

In general, information reporting requirements may apply to dividends paid in respect of ADSs or Class B shares and the proceeds received on the sale or exchange of the ADSs or Class B shares within the United States or by a broker with certain United States connections. Backup withholding, currently at a rate of 28 percent, may apply to payments to you of dividends paid in respect of ADSs or Class B shares or the proceeds of a sale or other disposition of ADSs or Class B shares if you fail to provide an accurate taxpayer identification number (certified on IRS Form W–9) or, upon request, to certify that you are not subject to backup withholding, or otherwise to comply with the applicable requirements of backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and a refund of any excess amount withheld under the backup withholding rules may be obtained by filing the appropriate claim for refund with the IRS and furnishing any required information.

New legislation

For taxable years beginning after March 18, 2010, new legislation requires certain holders who are individuals to report information relating to an interest in ADSs or Class B shares, subject to certain exceptions (including an exception for ADSs or Class B shares held in accounts maintained by certain financial institutions).

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

Citibank has further agreed to waive other ADS program related expenses amounting to USD 50,000 associated with the administration of the Program.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee reviews and approves the scope of audits to be performed (external and internal) and analyzes the results and costs of the audits. The Committee makes recommendations to the Board of Directors regarding the auditor’s performance. It also makes recommendations to the Nomination Committee regarding the external auditor’s fees. In order to ensure the auditor’s independence, the Audit Committee has established pre-approval policies and procedures for non-audit related services to be performed by the external auditor. Pre-approval authority may not be delegated to management. The policies and procedures include a list of prohibited services and services that require pre-approval by the Committee. Such services fall into two broad categories:

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

•

Specific pre-approval—all other non-audit related services must receive specific pre-approval. The Audit Committee Chairman has the delegated authority for specific pre-approval in between Committee meetings, provided that the fee in each case does not exceed SEK 2.5 million. The Chairman reports any pre-approval to the Audit Committee at its next meeting. For matters which may not be handled by the Chairman and require specific pre-approval by the Audit Committee, the auditor submits an application to the Parent Company for final approval by the Audit Committee

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

INVESTMENTS

The following listing shows certain shareholdings owned directly and indirectly by the Parent Company as of December 31, 2010. A complete listing of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Companies Registration Office (Bolagsverket), may be obtained upon request to: Telefonaktiebolaget LM Ericsson, External Reporting, SE-164 83 Stockholm, Sweden.

Shares owned directly by the parent company

Type	Company	Reg. No.	Domicile	Percentage of ownership		Par value in local currency, million	Carrying value, SEK million
Subsidiary companies
I	Ericsson AB	556056-6258	Sweden	100		50	20,731
I	Ericsson Shared Services AB	556251-3266	Sweden	100		361	2,216
I	Netwise AB	556404-4286	Sweden	100		2	306
II	AB Aulis	556030-9899	Sweden	100		14	6
III	Ericsson Credit AB	556326-0552	Sweden	100		5	5
	Other (Sweden)			—		—	2,083
I	Ericsson Austria GmbH		Austria	100		4	115
I	Ericsson Danmark A/S		Denmark	100		90	216
I	Oy LM Ericsson Ab		Finland	100		13	196
II	Ericsson Participations France SAS		France	100		26	524
I	Ericsson GmbH		Germany	100		20	4,227
I	Ericsson Hungary Ltd.		Hungary	100		1,301	120
II	LM Ericsson Holdings Ltd.		Ireland	100		2	15
I	Ericsson Telecomunicazioni S.p.A.		Italy	53	1)	23	3,151
II	Ericsson Holding International B.V.		The Netherlands	100		222	3,200
I	Ericsson A/S		Norway	100		75	114
II	Ericsson Television AS		Norway	100		161	1,788
I	Ericsson Corporatia AO		Russia	100		5	5
I	Ericsson AG		Switzerland	100		—	—
II	Ericsson Holding Ltd.		United Kingdom	100		328	4,094
	Other (Europe, excluding Sweden)			—		—	428
II	Ericsson Holding II Inc.		United States	100		2,830	29,006
I	Cía Ericsson S.A.C.I.		Argentina	95	2)	41	178
I	Ericsson Telecom S.A. de C.V.		Mexico	100		n/a	1,550
	Other (United States, Latin America)			—		—	61
II	Teleric Pty Ltd.		Australia	100		20	100
I	Ericsson Ltd.		China	100		2	2
I	Ericsson (China) Company Ltd.		China	100		65	475
I	Ericsson India Private Ltd.		India	100		725	147
I	Ericsson India Global Services PVT. Ltd		India	100		389	65
I	LG-Ericsson Ltd.		Korea	50		100	1,943
I	Ericsson (Malaysia) Sdn. Bhd.		Malaysia	70		2	4
I	Ericsson Telecommunications Pte. Ltd.		Singapore	100		2	1
I	Ericsson South Africa PTY. Ltd		South Africa	100		10	108
I	Ericsson Taiwan Ltd.		Taiwan	80		240	20
I	Ericsson (Thailand) Ltd.		Thailand	49	3)	90	17
	Other countries (the rest of the world)			—		—	349

	Total					—	77,566

Joint ventures and associated companies
I	Sony Ericsson Mobile Communications AB	556615-6658	Sweden	50		50	4,136
II	ST-Ericsson SA		Switzerland	50		436	8,325
III	ST-Ericsson AT SA		Switzerland	51		5	275
I	Ericsson Nikola Tesla d.d.		Croatia	49		65	330

	Total					—	13,066

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Key to type of company

I	Manufacturing, distribution and development companies
II	Holding companies
III	Finance companies
1)	Through subsidiary holdings, total holdings amount to 100% of Ericsson Telecomunicazioni S.p.A.
2)	Through subsidiary holdings, total holdings amount to 100% of Cia Ericsson S.A.C.I.
3)	Through subsidiary holdings, total holdings amount to 100% of Ericsson (Thailand) Ltd.

Shares owned by subsidiary companies

Type	Company	Reg. No.	Domicile	Percentage of ownership
Subsidiary companies
II	Ericsson Cables Holding AB	556044-9489	Sweden	100
I	Ericsson France SAS		France	100
I	LHS Telekommunikation GmbH & Co. KG1)		Germany	100
I	LM Ericsson Ltd.		Ireland	100
II	Ericsson Nederland B.V.		The Netherlands	100
I	Ericsson Telecommunicatie B.V.		The Netherlands	100
I	Ericsson España S.A.		Spain	100
I	Ericsson Telekomunikasyon A.S.		Turkey	100
I	Ericsson Ltd.		United Kingdom	100
I	Ericsson Canada Inc.		Canada	100
I	Ericsson Inc.		United States	100
I	Ericsson IP Infrastructure Inc.		United States	100
I	Ericsson Services Inc.		United States	100
I	Drutt Corporation Inc.		United States	100
I	Optimi Corporation		United States	100
I	Redback Networks Inc.		United States	100
I	Ericsson Telecommunicações S.A.		Brazil	100
I	Ericsson Australia Pty. Ltd.		Australia	100
I	Ericsson (China) Communications Co. Ltd.		China	100
I	Nanjing Ericsson Panda Communication Co. Ltd.		China	51
I	Nippon Ericsson K.K.		Japan	100
I	Ericsson Communication Solutions Pte Ltd.		Singapore	100

Key to type of company

I	Manufacturing, distribution and development companies
II	Holding companies
1)	Disclosures Pursuant to Section 264b of the German Commercial Code (Handelsgesetzbuch—HGB) Applying Section 264b HGB, LHS Holding GmbH & Co. KG, LHS Communication GmbH & Co. KG and LHS Telekommunikation GmbH & Co. KG, all located in Frankfurt am Main/Germany, are exempted from the obligation to prepare, have audited and disclose financial statements and a management report in accordance with the legal requirements being applicable for German corporations.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

SHAREHOLDER INFORMATION

Telefonaktiebolaget LM Ericsson’s shareholders are invited to participate in the Annual General Meeting to be held on Wednesday, April 13, 2011, at 3 p.m. at the Annex to the Ericsson Globe, Globentorget, Stockholm.

REGISTRATION AND NOTICE OF ATTENDANCE

Shareholders who wish to attend the Annual General Meeting must

•	be recorded in the share register kept by Euroclear Sweden AB (the Swedish Securities Registry) on Thursday, April 7, 2011, and

•

give notice of attendance to the Company at the latest on Thursday, April 7, 2011. Notice of attendance can be given on Ericsson’s website: www.ericsson. com/investors, by telephone: +46 8 402 90 54 on weekdays between 10 a.m. and 4 p.m. or by fax: +46 8 402 9256.

Notice of attendance may also be given in writing to:

Telefonaktiebolaget LM Ericsson

General Meeting of Shareholders

Box 7835, SE-103 98 Stockholm, Sweden

When giving notice of attendance, please state name, date of birth, address, telephone number and number of assistants.

The meeting will be conducted in Swedish and simultaneously interpreted into English.

SHARES REGISTERED IN THE NAME OF A NOMINEE

In addition to giving notice of attendance, shareholders who have their shares registered in the name of a nominee must request the nominee to temporarily enter the shareholder into the share register in order to be entitled to attend the meeting. In order for such registration to be effective on Thursday, April 7, 2011, shareholders should contact their nominee well before that day.

PROXY

Shareholders represented by proxy shall submit to the Company a power of attorney for the representative. A power of attorney issued by a legal entity must be accompanied by a copy of the entity’s certificate of registration (should no such certificate exist, a corresponding document of authority must be submitted). Such documents must be no more than one year old. In order to facilitate the registration at the Annual General Meeting, the power of attorney in original, certificates of registration and other documents of authority should be sent to the Company in advance. All documents should be sent to the Company at the address above for receipt by Tuesday, April 12, 2011. Forms of power of attorney in Swedish and English are available on Ericsson’s website: www.ericsson.com/investors.

DIVIDEND

The Board of Directors has decided to propose the Annual General Meeting to resolve on a dividend of SEK 2.25 per share for the year 2010 and that Monday, April 18, 2011 will be the record day for dividend.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

FINANCIAL INFORMATION FROM ERICSSON

Interim reports 2011:	>	April 27, 2011 (Q1)	>	October 20, 2011 (Q3)
	>	July 21, 2011 (Q2)	>	January 25, 2012 (Q4)
Annual Report 2011: March, 2012

2010 Form 20-F for the US market: March, 2011

For printed publications, contact:

A printed copy of the Annual Report is provided on request.

•	Strömberg Distribution

SE-120 88 Stockholm, Sweden

Phone: +46 8 449 89 57,

Email: ericsson@strd.se

•	In the United States,

Ericsson’s Transfer Agent Citibank:

Citibank Shareholder Services

Registered holders: +1 877 881 59 69

(toll free within the U.S.)

Interested investors: +1 781 575 45 55

(outside of the U.S.)

Email: ericsson@shareholders-online.com

www.citi.com/dr

Ordering a hard copy of the Annual Report:

Phone toll free: +1 866 216 046

http://proxy.georgeson.com/annualreport/ericsson.htm

Where you can find out more:

It is our ambition to provide our shareholder with up to date information about Ericsson and its development. Information is available on Ericsson’s website: www.ericsson.com

On the website, the Annual Report is available as either an online version or as a pdf document. Previous Annual and Quarterly reports and other relevant shareholder information can be found on: www.ericsson.com/investors

By publishing the Annual Report on the web, we will not only reduce the cost for print and distribution, but also the impact on the environment.

The Annual Report on Form 20-F (filed with the Securities and Exchange Commission, SEC) is also available www.ericsson.com/investors

Contact information

Headquarters

Torshamnsgatan

23 Kista

Sweden

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Registered office

Telefonaktiebolaget LM Ericsson

SE–164 83 Stockholm

Sweden

Investor Relations

For questions on the Company, please contact Investor Relations:

•	Investor Relations for Europe, Middle East, Africa and Asia Pacific: Telefonaktiebolaget LM Ericsson SE-164 83 Stockholm, Sweden Telephone: +46 10 719 00 00 Email: investor.relations@ericsson.com

•	Investor Relations for the Americas: Ericsson, The Grace Building 1114 Ave of the Americas, Suite #3410 New York, NY 10036, USA Telephone: +1 212 685 40 30 Email: investor.relations@ericsson.com

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

GLOSSARY

2G

First digital generation of mobile systems, includes GSM, TDMA, PDC and cdmaOne.

3G

3rd generation mobile system, includes WCDMA/HSPA, EDGE, CDMA2000 and TD-SCDMA.

4G

See LTE.

All-IP

A single, common IP infrastructure that can handle all network services, including fixed and mobile communications, for voice and data services and also video services such as TV.

ARPU

Average Revenue Per User.

ATM

(Asynchronous Transfer Mode) A communication standard for transmission and management of high-speed packet-switched networks.

Backhaul

Transmission between radio base stations and the core network.

Broadband

Data speeds that are high enough to allow transmission of multimedia services with good quality.

Capex

Capital expenditure.

CDMA

(Code division multiple access) The cdmaOne (2G) and CDMA2000 (3G) mobile communication standards are both based on CDMA.

EDGE

A 3G mobile standard, developed as an enhancement of GSM. Enables the transmission of data at speeds up to 250 kbps.

Emerging market

Defined as a country that has a GNP per capita index below the World Bank average and a mobile subscription penetration below 60 percent.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

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

xDSL

Digital Subscriber Line technologies for broadband multimedia communications in fixed line networks. Examples: IP-DSL, ADSL and VDSL.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

FINANCIAL TERMINOLOGY

Capital employed

Total assets less non-interest-bearing provisions and liabilities.

Capital turnover

Net sales divided by average Capital employed.

Cash conversion

Cash flow from operating activities divided by net income reconciled to cash – expressed in percent.

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

EBITA margin

Earnings Before Interest, Taxes, Amortization and write-downs of acquired intangibles, as a percentage of Net Sales.

Equity ratio

Equity, expressed as a percentage of total assets.

Gross Cash

Cash and cash equivalents plus short-term investments.

Inventory turnover days (ITO-days)

365 divided by inventory turnover, calculated as total adjusted cost of sales divided by the average inventories for the year (net of advances from customers).

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

Net cash

Cash and cash equivalents plus short-term investments less interest-bearing liabilities and post-employment benefits.

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

Total Shareholder Return (TSR)

The increase or decrease in share price during the period plus dividends paid, expressed as a percentage of the share price at the start of the period.

Trade receivables turnover

Net sales divided by average Trade receivables.

Value at Risk (VaR)

A statistical method that expresses the maximum potential loss that can arise with a certain degree of probability during a certain period of time.

Working capital

Current assets less current non-interest-bearing provisions and liabilities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2010

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

March 30, 2011

By:	/s/ ROLAND HAGMAN
Roland Hagman

By:	/s/ NINA MACPHERSON
Nina Macpherson