Form 20-F
period 2011-12-31
ERICSSON LM TELEPHONE CO
filed 2012-04-04
CIK 717826

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2011

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

SE-164 83 Stockholm, Sweden

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares	The NASDAQ Stock Market LLC
B Shares *	The NASDAQ Stock Market LLC

*	Not for trading, but only in connection with the registration of the American Depositary Shares representing such B Shares pursuant to the requirements of the Securities and Exchange Commission

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

☒   Large accelerated filer             ☐  Accelerated filer             ☐  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP   ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒    Other  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐    No  ☒

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

This annual report discloses and includes references to financial measures that may not be prepared or presented in accordance with IFRS, and we refer to these measures as non-IFRS measures. Reconciliations of these non-IFRS measures to the most relevant comparable IFRS measures can be found on page 41 and pages 242–245 of the annual report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

FORM 20-F 2011 CROSS REFERENCE TABLE

Our Annual Report on Form 20-F consists of the English version of our Swedish Annual Report for 2011, with certain adjustments made to comply with U.S. requirements, together with certain other information required by Form 20-F which is set forth under the heading Supplemental Information. The following cross reference table indicates where information required by Form 20-F may be found in this document.

Form 20-F Item Heading			Location in Document	Page Number
PART I
1	Identity of Directors, etc.		N/A

2	Offer Statistics & Timetable		N/A

3	Key Information
	A	Selected Financial Data	Five-Year Summary	19
			Reconciliations to IFRS	242
			Financial Terminology	249
			Supplemental Information
			Exchange Rates	225
	B	Capitalization & Indebtedness	N/A	-
	C	Reason for Offer & Use of Proceeds	N/A	-
	D	Risk Factors	Risk Factors	163

4	Info on the Company
	A	History and Development of the Company	Operator Portfolio
			Mobile Broadband	11
			Managed Services	12
			Operations & Business Support Systems	13
			Board of Directors’ Report
			Vision and Mission	33
			Strategy	34
			Business Focus 2011	36
			Cash Flow—Capital Expenditures	48
			Notes to the Consolidated Financial Statements
			Note C26 Business Combinations	144
			Note C32 Events After the Balance Sheet Date	161
			Supplemental Information
			General Facts on the Company	224
			Company History and Development	225
	B	Business Overview	Our Business	7
			Operator Portfolio	11
			How We Stay Ahead	9
			Board of Directors’ Report
			Vision and Mission	33
			Strategy	34
			Business Focus 2011	36
			Business Results—Regions	51
			Business Results—Segments	54
			Material Contracts	66

i

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Form 20-F Item Heading			Location in Document	Page Number
			Corporate Governance	63
			Sourcing and Supply	65
			Sustainability and Corporate Responsibility	60
			Notes to the Consolidated Financial Statements
			Note C3—Segment Information	96
			Note C31—Contractual Obligations	161
			Risk Factors
			Market, Technology and Business Risks	163
			Regulatory, Compliance and Corporate Governance Risks	171
	C	Organizational Structure	Supplemental Information
			General Facts on the Company	224
			Investments	240
	D	Property, Plants and Equipment	Supplemental Information
			Primary Manufacturing and Assembly Facilities	226
			Notes to the Consolidated Financial Statements
			Note C11—Property, Plant and Equipment	110
			Note C27—Leasing	146
			Board of Directors’ Report
			Cash Flow—Capital Expenditures	48
4A	Unresolved Staff Comments		—

5	Operating & Fin’l Review & Prospects		—
	A	Operating Results	Operator Portfolio	11
			How We Stay Ahead	9
			Board of Directors’ Report
			Business Results—Regions	51
			Business Results—Segments	54
			Notes to the Consolidated Financial Statements
			Note C1—Significant Accounting Policies—Group Companies	76
			Note C20—Financial Risk Management and Financial Instruments—Foreign Exchange Risk	133
			Risk Factors
			Regulatory, Compliance and Corporate Governance Risks	171
			Board of Directors’ Report
			Risk Management	64

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Form 20-F Item Heading			Location in Document	Page Number
			Supplemental Information
			Operating Results	226
			Taxation	232
	B	Liquidity and Capital Resources	Board of Directors’ Report
			Financial Position	45
			Cash Flow	48
			Risk Management	64
			Notes to the Consolidated Financial Statements
			Note C19—Interest-Bearing Liabilities	132
			Note C20—Financial Risk Management and Financial Instruments	133
			Note C25—Statement of Cash Flows	142
	C	R&D, Patents & Licenses	Five-Year Summary	19
			Board of Directors’ Report
			Strategy—Technology Leadership	35
			Competitive Assets—Technology Leadership as an asset	39
			Financial Results of Operations—Operating expenses	43
			Consolidated Financial Statements
			Consolidated Income Statement and Statement of Comprehensive Income	71
	D	Trend Info	Operator Portfolio	11
			How We Stay Ahead	9
			Board of Directors’ Report
			Business Results—Regions	51
			Business Results—Segments	54
	E	Off-Balance Sheet Arrangements	Board of Directors’ Report
			Financial Position—Off-balance sheet arrangements	48
			Notes to the Consolidated Financial Statements
			Note C14—Trade Receivables and Customer Finance—Credit Risk—Finance Credit Risk	115
			Note C24—Contingent Liabilities	142
	F	Tabular Disclosure of Contractual Obligations	Board of Directors’ Report
			Material Contracts	66
			Notes to the Consolidated Financial Statements
			Note C31—Contractual Obligations	161

6	Directors, Senior Management and Employees		—
	A	Directors & Senior Management	Corporate Governance Report 2011
			Members of the Board of Directors	193

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Form 20-F Item Heading		Location in Document	Page Number
		Members of the Executive Leadership Team	203
B	Compensation	Board of Directors’ Report
		Corporate Governance	63
		Corporate Governance Report 2011
		Committees of the Board of Directors—Remuneration Committee—Remuneration to Board members	188
		Members of the Executive Leadership Team	203
		Remuneration Report	214
		Notes to the Consolidated Financial Statements
		Note C17—Post-Employment Benefits	123
		Note C28—Information Regarding Members of the Board of Directors, the Group Management and Employees	148
C	Board Practices	Corporate Governance Report 2011
		Board of Directors	184
		Members of the Board of Directors	193
		Members of the Executive Leadership Team	203
		Notes to the Consolidated Financial Statements
		Note C28—Information Regarding Members of the Board of Directors, the Group Management and Employees	148
D	Employees	Five-Year Summary	19
		Board of Directors’ Report
		Business Focus 2011	37
		Notes to the Consolidated Financial Statements
		Note C28—Information Regarding Members of the Board of Directors, the Group Management and Employees	148
E	Share Ownership	Share Information
		Shareholders	25
		Corporate Governance Report 2011
		Members of the Board of Directors	193
		Members of the Executive Leadership Team	203
		Notes to the Consolidated Financial Statements
		Note C28—Information Regarding Members of the Board of Directors, the Group Management and Employees	148

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Form 20-F Item Heading			Location in Document	Page Number
7	Major S/Hs and Related Party Transactions
	A	Major Shareholders	Share Information
			Shareholders	25
	B	Related Party Transactions	Notes to the Consolidated Financial Statements
			Note C29—Related Party Transactions	158
	C	Interests of Experts & Counsel	N/A

8	Financial Information
	A	Consolidated Statements and Other Financial Information	Consolidated Financial Statements	71
			Please see also Item 17 cross references
			Report of Independent Registered Public Accounting Firm	70
			Notes to the Consolidated Financial Statements
			Note C4 Net Sales	102
			Supplemental Information
			Memorandum and Articles of Association—Dividends	230
	B	Significant Changes	Board of Directors’ Report
			Post-Closing Events	67
			Notes to the Consolidated Financial Statements
			Note C32—Events After the Balance Sheet Date	161

9	The Offer and Listing
	A	Offer and Listing Details	Share Information
			Offer and Listing Details	23
	B	Plan of Distribution	N/A
	C	Markets	Share Information
			Stock Exchange Trading	20
	D	Selling Shareholders	N/A
	E	Dilution	N/A
	F	Expenses of the issue	N/A

10	Additional Information
	A	Share Capital	N/A
	B	Articles of Association	Supplemental Information
			Memorandum and Articles of Association	229
	C	Material Contracts	Board of Directors’ Report
			Material Contracts	66
			Notes to the Consolidated Financial Statements
			Note C31 Contractual Obligations	161

v

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Form 20-F Item Heading			Location in Document	Page Number
	D	Exchange Controls	Supplemental Information
			Exchange Controls	232
	E	Taxation	Supplemental Information
			Taxation	232
	F	Dividends and paying agents	N/A
	G	Statement by Experts	N/A
	H	Documents on Display	Supplemental Information
			General Facts on the Company	224
	I	Subsidiary Information	N/A

11	Quantitative and Qualitative Disclosures About Market Risk
	A	Quantitative Information about Market Risk	Board of Directors’ Report
			Risk Management	64
Notes to the Consolidated Financial Statements
			Note C20—Financial Risk Management and Financial Instruments	133
	B	Qualitative Information about Market Risk	Board of Directors’ Report
			Risk Management	64
Notes to the Consolidated Financial Statements
			Note C20—Financial Risk Management and Financial Instruments	133
	C	Interim Periods	N/A
	D	Safe Harbor	N/A
	E	Small Business Issuers	N/A

12	Description of Securities Other than Equity Securities
	A	Debt Securities	N/A
	B	Warrants and Rights	N/A
	C	Other Securities	N/A
	D	American Depositary Shares	Supplemental Information
			Depositary Fees and Charges	237
PART II

13	Defaults, Dividends, Arrearages and Delinquencies		N/A

14	Material Modifications to the Rights of Security Holders and Use of Proceeds		N/A

15	Controls and Procedures		—
	A	Disclosure Controls and Procedures	Corporate Governance Report 2011
			Disclosure Controls and Procedures	209
	B	Management’s annual report on internal control over financial reporting	Management’s Report on internal control over financial reporting	223
	C	Attestation report of the registered public accounting firm

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Form 20-F Item Heading			Location in Document	Page Number
	D	Changes in internal control over financial reporting

16	Reserved		—

	A	Audit Committee Financial Expert	Corporate Governance Report 2011
			Audit Committee—Members of the Audit Committee	188
	B	Code of Ethics	Corporate Governance Report 2011
			Code of Business Ethics	178
	C	Principal Accountant Fees and Services	Notes to the Consolidated Financial Statements
			Note C30 Fees to Auditors
			Corporate Governance Report 2011
			Committees of the Board of Directors—Audit Committee	188
	D	Exemptions from the Listing Standards for Audit Committees	Corporate Governance Report 2011
			Board of Directors—Independence	184
			Supplemental Information
			Independence Requirements	238
	E	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	N/A
	F	Change in Registrant’s Certifying Accountant	N/A
	G	Corporate Governance	Corporate Governance Report 2011
			Board of Directors—Independence	184
			Supplemental Information
			Independence Requirements	238

PART III

17	Financial Statements		—
			Consolidated Income Statement and Statement of Comprehensive Income	71
			Consolidated Balance Sheet	73
			Consolidated Statement of Cash Flows	74
			Consolidated Statement of Changes in Equity	75
			Notes to the Consolidated Financial Statements
			Note C1—Significant Accounting Policies	76
			Note C16—Equity and Other Comprehensive Income	119
			Report of Independent Registered Public Accounting Firm	70

18	Financial Statements		N/A

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Form 20-F Item Heading		Location in Document	Page Number
19	Exhibits
	Exhibit 1	Articles of Association
	Exhibit 2	Not applicable
	Exhibit 3	Not applicable
	Exhibit 4	Not applicable
	Exhibit 5	Not applicable
	Exhibit 6	Please see Notes to the Consolidated Financial Statements, Note C1 Significant Accounting Policies	76
	Exhibit 7	For definitions of certain ratios used in this report, please see Financial Terminology	249
	Exhibit 8	Please see Supplemental Information, Investments	240
	Exhibit 9	Not applicable
	Exhibit 10	Not applicable
	Exhibit 11	Our Code of Business Ethics is included on our web site at
www.ericsson.com/code-of-business ethics
	Exhibit 12	302 Certifications

	Exhibit 13	906 Certifications

	Exhibit 14	Not applicable

	Exhibit 15.1	Consent of Independent Registered Public Accounting Firm	70

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

LETTER FROM HANS VESTBERG

Dear shareholders,

The world is entering a new communications era. Technology is enabling us to interact, innovate and share knowledge in entirely new ways—creating a dynamic shift in mindset. At Ericsson, we are just beginning to explore the possibilities of what we call the networked society.

At its foundation, three forces must come together: mobility, broadband and the cloud. When these combine, you can get access to anything, anytime, anywhere. But the networked society is about much more than what the individual can achieve. Eventually, everything that benefits from being connected will be connected—and this will fundamentally change our world. It is amazing what is happening around us, global mobile broadband subscriptions grew by 60% to reach a total of almost 1 billion at year-end. We forecast almost 5 billion mobile broadband subscriptions by 2016.

At the same time, the data consumed by smartphone users is surging. Across all devices, mobile data traffic is expected to grow 10 times between 2011 and 2016. Increasing subscription numbers and traffic levels drive increased complexity in networks. In turn this puts further demand on our ability to deliver cutting-edge solutions and to understand our customers’ needs.

Prime driver and thought leader

I believe that Ericsson has the necessary assets and strengths to be the prime driver and thought leader in the networked society. Our key assets are technology and services leadership, as well as global presence and scale.

We focus on early involvement in creating new technologies, strong contributions to standardization work and development of intellectual property rights. We pioneered the development of digital AXE switching, GSM, WCDMA/HSPA and LTE, resulting in 30,000 granted patents. In 2011, we increased our investment in R&D to further strengthen our technology leadership and we currently have more than 22,000 employees in R&D.

Today, customers in more than 180 countries use our solutions and services. In 2010, we started delivery of our multi-standard radio base station RBS 6000. We have carried out the quickest product ramp-up in our history and by the end of 2011 the RBS 6000 accounted for almost all our radio base station deliveries. This gives us significant scale advantages.

Our services offering covers all areas within the operational scope of a telecom operator. We have 56,000 services professionals around the globe and we manage networks that serve more than 900 million subscribers. We estimate our market share in telecom services at over 10%, making us the leader in this market.

Sustainability and Corporate Responsibility

We continue to be strongly committed to Sustainability and Corporate Responsibility. We remain focused on our ambitious targets, including our carbon footprint intensity reduction goals. Over the last decade we have increased 3G/4G radio base station energy efficiency by over 85%. The result is that despite the growing bandwidth demands of the networked society, we are able to keep the energy consumption per subscriber at a low and constant level.

We see an increasing interest from customers to drive energy efficiency in their networks, and to use broadband to shape the low carbon economy of the future.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Such diverse events during 2011 as the Arab Spring and the publication of the UN guidelines on Business and Human Rights, show the increasing importance and relevance of human rights in our business. Our policies remain strong and we are committed to high levels of governance standards wherever we do business in the world. We will continue to give people in all parts of the world access to communications, improving quality of life. Our separate Sustainability and Corporate Responsibility Report will provide additional information on these topics.

Leading ICT player

We are a leading Information and Communications Technology (ICT) player. Many people are surprised when they discover that we are the world’s fifth largest software company. The vast majority of our R&D engineers are engaged in software development.

Our long-term ambitions are to grow faster than the market, deliver the industry’s best-in-class margins, grow earnings in joint ventures and generate strong cash conversion. The Annual General Meeting approved the transformation of these ambitions into clear targets in the Executive Performance Stock Plan.

We have identified three growth levers. The first is portfolio momentum in mobile broadband, managed services and operations and business support systems (OSS/BSS). The second is to gain market share. The third is mergers, acquisitions and partnering.

In 2011, we grew revenues by 12% to SEK 227 billion and sales for comparable units, adjusted for currency effects, increased by 19%. Early internal market data indicates that we increased market share in mobile network equipment by 6 percentage points to 38%. This makes us the world leader, twice as big as the second largest player. We gained market share through our strategy to capture footprint when networks are modernized in Europe, by preserving our relationships with the most successful operators and by gaining market share with new customers. During the year, we announced the acquisition of Telcordia, a leading player in OSS and BSS. We also announced the divestment to Sony Corporation of our share in the 50/50 joint venture Sony Ericsson. The transaction is a logical strategic step that makes it possible for us to focus on enabling connectivity for all devices, handsets and beyond.

Gross margin declined due to a changed business mix with more coverage projects, modernization projects in Europe, and a higher share of services sales. Net income increased to SEK 12.6 billion. Our JVs had a tough 2011 and both reported losses. Ericsson has a strong financial position with a net cash position of SEK 39.5 billion.

Solid industry fundamentals

We carefully monitor the potential impact from increased economic uncertainties around the world. Short-term, we expect operators to continue to be cautious with spending, reflecting factors such as macroeconomic and political uncertainty.

With the move towards the networked society, we remain confident that the fundamentals for longer-term positive development in the industry remain solid. With strong customer relationships and one of the world’s largest and best pools of industry talent, we believe Ericsson is well positioned to continue to drive and to benefit from this development.

Hans Vestberg

President and CEO

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

FINANCIAL RESULTS IN SHORT

NET SALES

SEK 226.9 (203.3) billion, +12%

OPERATING MARGIN1)

9.6% (12.0%)

NET INCOME

SEK 12.6 (11.2) billion, +12%

NET CASH2)

SEK 39.5 (51.3) billion

CASH AND CASH EQUIVALENTS

SEK 38.7 (30.9) billion

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

EPS3)

SEK 3.77 (3.46), +9%

DIVIDEND4)

SEK 2.50 (2.25), +11%

1)	Excl. share in earnings of JVs. For 2011 incl. restructuring charges of SEK 3.2 billion and for 2010 excl. restructuring charges of SEK 6.8 billion.
2)	Cash and cash equivalents plus short-term investments less interest-bearing liabilities and post-employment benefits. For a reconciliation to the most directly comparable IFRS measures, see page 242–245.
3)	EPS diluted, SEK.
4)	Dividend for 2011 as proposed by the Board of Directors.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

THE MARKET

TELECOM TRENDS

Everything is going mobile. This evolution is driven by video, cloud-based services, the internet and machine-to-machine (M2M) connectivity. It changes how consumers behave and how they leverage mobility to communicate and to improve their daily lives, through existing and new services. Users now demand connectivity anywhere and anytime.

Enterprises are also beginning to exploit the new opportunities provided by mobility, both to improve efficiency, such as by streamlining processes, and to find new business models.

Important driving forces are new, more affordable smartphones, and the many new connected devices on the market. The total number of mobile subscriptions globally (excluding M2M) reached approximately 6 billion at year end 2011, of which close to 1 billion were for mobile broadband. Approximately 30% of all handsets sold during 2011 were smartphones compared to around 20% for 2010. Out of the installed base of subscriptions worldwide only around 10% use smartphones.

Globally, the average mobile PC user currently generates about 2 Gbytes of data per month, while a high-traffic smartphone user generates approximately 500 Mbytes per month. Usage has been increasing over time. With all these devices and 24/7 connectivity, we expect global mobile data traffic to grow tenfold by the end of 2016.

Operators are capitalizing on this changing market, enabling users and machines to leverage connectivity in new ways. During 2011 various operators started to introduce tiered pricing, to provide price plans, such as volume, time or speed-based plans, which are better aligned to users’ needs. As a result of that, operators are able to create various business models to capitalize on different consumer and enterprise segments.

In order to enable these new services, improve user experience and provide tiered pricing, operators are investing in and transforming their operations and business support systems (OSS and BSS). These systems monitor and optimize network performance for customer relations handling and subscriber support. OSS/BSS investments also enable operators to optimize operations and reduce costs.

To accommodate for the increase in data traffic, operators are putting in new equipment and upgrading their networks for greater efficiency and better revenue capture. Network capacity can be increased through additional features, such as software upgrades, as well as through additional equipment, such as radio base stations and transmission.

In today’s competitive markets, speed and capacity alone are not enough to ensure best user experience and provide differentiation. Quality of service is becoming an important way for operators to differentiate.

OUR CUSTOMERS

Our business is defined by long-term relationships mainly with large telecom operators around the world. We serve approximately 400 customers, most of whom are network operators. Our ten largest customers, of which half are multinational, account for 44% of net sales. Our customers operate in a wide range of local economies and are at various technology stages. They have different business focuses depending on the maturity of the mobile broadband market.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

We set up a new go-to-market model in 2010, with ten regions which approach customers with solutions and services. With this, we are moving towards a solutions-led sales approach, selling the full breadth of the portfolio.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

OUR BUSINESS

Our mission is to innovate to empower people, business and society. We are a world-leading provider of network infrastructure, telecom services and multimedia solutions, which in combination meet a broad range of operator needs. To best reflect our business, we report five business segments, two of which are the joint ventures Sony Ericsson and ST-Ericsson.

	NETWORKS	GLOBAL SERVICES	MULTIMEDIA

	Segment Networks develops and delivers mobile and fixed infrastructure equipment and software. We are a market leader in 2G/GSM and 3G/WCDMA mobile technologies. We now provide all-IP 4G/LTE networks as the evolution of mobile broadband. Our portfolio also includes CDMA solutions, as well as xDSL, fiber and microwave transmission.	With more than 56,000 services professionals globally, we deliver managed services, consulting and systems integration, customer support and network rollout. We manage complex projects with advanced IS/IT competence and multi-vendor experience, using a mix of local knowledge and global expertise.	Segment Multimedia develops and delivers software-based solutions for operations and business support systems (OSS and BSS), real-time, multi-screen and on-demand TV and consumer and business applications. Revenue management, i.e. software based solutions for charging and billing, is part of BSS.

NET SALES (SHARE OF TOTAL)	SEK 132.4 billion (58% of total sales)	SEK 83.9 billion (37% of total sales)	SEK 10.6 billion (5% of total sales)

MARKET SHARE ESTIMATES	38% in mobile network equipment. Twice the size of the second largest competitor	More than 10%. Larger than any of our competitors	Three markets with different dynamics and players

MARKET POSITION	Number 1 in mobile networks	Number 1 in telecom services	Number 1 in real-time charging & billing

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

JOINT VENTURES

Our joint ventures focus on enabling superior user devices. Sony Ericsson’s and ST-Ericsson’s results are reported according to the equity method.

In October 2011, we announced that Sony would acquire Ericsson’s 50% share in Sony Ericsson. The transaction took place on February 15, 2012.

	SONY ERICSSON	ST-ERICSSON
	A 50/50 joint venture with Sony Corporation, Sony Ericsson offers mobile phones, accessories, content and applications.	A 50/50 joint venture with STMicroelectronics, ST-Ericsson offers wireless platforms and semiconductors for leading handset manufacturers.

NET SALES	EUR 5,212 million	USD 1,650 million

MARKET POSITION	10% market share in the Android smartphone market	Number 3 in thin modems

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

HOW WE STAY AHEAD

PRINCIPLES

We interact with our customers based on the following principles:

•

A customer-first perspective: we work hard to understand operators’ needs, objectives and constraints. This allows us to function as a partner, sharing our global expertise through the solutions we deliver.

•

Innovation: our solutions are forward-looking and future proof. A scalable portfolio means that we can always offer the right solutions for the customer, based on market and position, helping our customers to create new revenue streams.

•	Delivering cost-efficiency: we ensure that the solutions we offer reduce our customers’ operating expenses.

ASSETS

Throughout our business, we leverage Ericsson’s key competitive advantages:

•

Technology leadership: we always strive to lead, innovate and set the agenda for the industry. We drive the creation of interoperable ecosystems. We have 30,000 granted patents and with over 90 license agreements we are a net receiver of royalties. We provide superior-performance networks through a unique combination of hardware and software design.

•

Services leadership: we have 56,000 services professionals worldwide operating from our ten regional service centers and four global service centers, using the same processes, methods and tools. Combining global scale advantages with local presence is what makes us unique.

•	Global presence and scale: we have established relationships with every major operator in the world and we are present in more than 180 countries.

Building coverage—transforming networks

Extensive mobile network coverage forms the building blocks of operator business. We start by helping customers to build out coverage. When that is in place, we offer additional services and solutions that enable expansions and enhancements of the network.

This means that once operators have built a base of subscribers, they can differentiate their services, based both on quality and innovation, to retain competitive positions as markets develop.

Replicating success in services

We scale our business by replicating successes globally. This entails working closely with customers to develop new solutions. Once a successful case is proven we can roll out the same practice all over the world.

Local competence, with intimate knowledge of the business environment, works hand-in-hand with global expertise, sharing common processes, methods and tools. This ensures quality and efficiency.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

GROWTH LEVERS

We have identified three key levers for growth where we believe we have strong assets to meet market demand:

•

Portfolio momentum: focusing on the areas where we have the most growth potential. These are mobile broadband, managed services and OSS and BSS. We expect the majority of growth to come from portfolio momentum.

•	Market share gain: building presence in markets that are investing more and where we see technology shifts.

•	Mergers, acquisitions and partnering: filling portfolio gaps and entering new growth areas, such as connected devices.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

OPERATOR PORTFOLIO

Our offering is divided into seven solution areas, each of which involves one or more of our businesses. Many of our contracts involve several solution areas. For example, services often form an important part of network projects.

MOBILE BROADBAND

Increasing user demands

Mobile broadband now accounts for approximately 15% of all mobile subscriptions. Mobile data traffic is expected to have more than doubled in 2011, mainly due to new smartphone launches and the uptake of apps. PC and tablet users generate even more data traffic, and total mobile data traffic is estimated to grow tenfold by end of 2016, mainly driven by video.

Operators need to put certain pre-requisites in place to ensure they can capitalize on mobile broadband. These include enhancing network quality, by increasing speed and capacity, and providing service differentiation.

3G/WCDMA and 4G/LTE

We expect 3G/WCDMA to be the predominant mobile broadband technology for many years to come. During the year, we demonstrated a new HSPA world speed record in a commercial network, at 168Mbps downlink. Operators will be able to take a stepped approach towards this from 42Mbps, currently the fastest service offered over commercial networks.

The next technology is LTE, which is in its initial phase. LTE covers only a few percent of the world’s population today. In five years’ time, it is expected that LTE will have roughly 35% population coverage.

The RBS 6000 family

The multi-standard radio base station RBS 6000 supports GSM/EDGE, WCDMA/HSPA, LTE and CDMA in a single unit. It offers cost-effective deployment and a future-proof evolution in capacity and functionality.

The RBS 6000 family now accounts for close to 100% of our radio base station deliveries. A typical deployment project, comprising mainly hardware, is followed by an upgrade and expansion phase, which involves mostly software and services. During 2011 we launched the Antenna Integrated Radio (AIR), as part of the RBS 6000 family. This product significantly reduces integration and installation time as well as energy consumption.

MULTI-STANDARD RBS 6000

GSM, WCDMA, LTE, CDMA

>1,000% more capacity

>20% better radio performance

80% lower energy consumption per subscriber

100% better MTBF*

75% less space needed

Compared to previous generations.

* Mean Time Between Failures

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Smart Services Routers

Network performance is the key operator differentiator when it comes to user experience. In 2011, we launched the SSR 8000 family, a series of Smart Services Routers. They support delivery of services across fixed and mobile networks and enable faster introduction of new user services. For operators, the SSR 8000 family provides a simple, smart and scalable solution. For users, it means access to advanced services, with telecom-grade quality from any device anywhere.

Heterogeneous networks (HetNets)

By 2016, densely populated urban areas representing less than 1% of the Earth’s total land area are expected to generate around 60% of total mobile traffic. In order to increase network capacity in these areas, we will build HetNets. Powerful macro radio base stations are complemented by smaller radio base stations (pico and micro) which provide extra capacity for areas where demand is particularly high.

MANAGED SERVICES

Telecom operators look to reduce costs and manage complexity. Therefore, they review their business models and look for partners that can take on a broader responsibility. In managed services agreements, Ericsson handles complex issues such as convergence, quality and capacity management, while freeing up operators’ resources to focus more on strategy, marketing and customer care. We can also help operators to scale quickly and cost-effectively.

We manage networks with a total of more than 900 million subscribers, of which 500 million are in network operation contracts. Winning this business has involved insourcing employees from operators around the world. This provides us with a unique insight into the operator mindset.

The networks we manage are typically complex multi-vendor, multi-technology environments, and over 50% of the equipment involved is non-Ericsson. Managed services contracts normally span five to seven years and often involve operational and process consulting.

We provide efficiency by drawing on our global scale. Our four global service centers all house global network operation centers (GNOCs) for remote delivery of network management. These are based in Romania, India, Mexico and China. As an example, more than 20 European operator networks are run from the GNOC in Romania.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Shared networks and shared capacity

To drive structural efficiencies in the networks, there is an increasing demand for business models that support shared networks and capacity between two or more operators. Managed services play a decisive role in this evolution.

Adjacent sectors

We also address sectors with similar requirements to telecom operators where we can reuse our assets and expertise. We constantly look to expand operational synergies by increasing the scope of our managed services business in each country where we operate.

OPERATIONS AND BUSINESS SUPPORT SYSTEMS

Service differentiation

In order to monetize the increasing amount of data traffic in their networks, operators are beginning to adopt new business models with tiered pricing plans. This involves finding more ways to meet user needs than one-size-fits-all monthly subscriptions. Operators introduce ‘buckets’ of data—a fixed quantity that a user can utilize over a certain amount of time—or different speeds and quality guarantees. These new business models often require operators to evolve their OSS and BSS solutions.

Operators also seek to manage increasing network complexity, while retaining efficiency and simplicity in operational processes, by consolidating their systems. These OSS and BSS transformation projects are large undertakings which involve consulting and systems integration alongside the provision of our software solutions.

Control and monitoring

Ericsson’s operations support systems (OSS) include solutions for monitoring network performance and the delivery of services for best user experience. OSS tools are also used in the planning, building and optimization of networks.

During 2011, Ericsson announced the acquisition of Telcordia, a provider of software and services for OSS and BSS. This allows us to enhance our capabilities to handle multi-vendor systems.

Provisioning and charging

Our business support systems (BSS) include solutions for revenue management and customer care. With our convergent real-time charging solution the user gets one invoice for all services. Over 1.4 billion subscribers are charged and billed through Ericsson’s systems.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

With our solutions, operators can more efficiently capture and secure revenue streams. Users benefit too, gaining the ability to start using a new service or device immediately after signing up, as well as greater control over their spending.

COMMUNICATION SERVICES

Communication services are the services people use to interact with each other, such as voice and video calls as well as text and multimedia messaging. These operator-based services are provided globally and are based on industry standards, ensuring interoperability.

Users expect their communication services to provide a seamless, instantaneous experience across all devices and all subscriptions. This shift requires operators to provide new functionality and richer offerings.

Enhancing user experience

Voice still accounts for, on average, 65% of operator revenue. Operators now exploit opportunities to enhance user experience while reducing costs for voice communication. Our IP Multimedia Subsystem (IMS) makes this possible. Services controlled by IMS are voice (including HD voice), video calls, the Rich Communication Suite (RCS) and messaging.

HD voice

HD voice significantly improves quality of voice communication with more natural sound and improved intelligibility. It is expected to play a key role in ensuring that voice continues to provide revenue streams for operators of both fixed and mobile networks.

Voice over LTE

Currently in its trial stage, Voice over LTE (VoLTE) will enable operators to offer voice services over their all-IP LTE networks. It also brings with it new services such as HD video and richer multimedia services.

FIXED BROADBAND AND CONVERGENCE

Strong growth in data traffic drives a need for higher capacity solutions, based on IP and Ethernet technologies.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Operators compete by evolving their networks to provide fast internet speeds, reliable high-definition IPTV and video on demand. We enable this by providing end-to-end broadband access solutions via high-speed fiber (such as GPON) and copper (xDSL).

Convergence and transformation

To reduce cost and enable service bundling, fixed traffic can be provided over a multiservice network converging telephony, internet and TV. Our converged networks are IP-based, providing lower-cost and higher-performance services.

TELEVISION AND MEDIA MANAGEMENT

TV is going digital and interactive

In the converging media landscape, broadcast and broadband are coming together. The number of IPTV subscriptions worldwide is now more than 50 million. China, France and the US have particularly high IPTV subscription numbers today. We believe that the uneven spread of IPTV subscriptions in different regions is going to continue.

The worldwide digital TV market is growing rapidly. With a broad suite of open standards-based products, we offer high-quality solutions for digital TV, HDTV, video on demand, IPTV, mobile TV, connected home and content management.

High-performance solutions

High-performance video means large amounts of traffic in the networks. This can be handled with our media distribution solution for video delivery over IP, combining a content distribution network with our TV portfolio.

Our IPTV network infrastructure offers a verified end-to-end solution from video headend to broadband access, optimized for multi-stream HD-IPTV and on-demand video services. The solution also offers support for video to mobile handsets over HSPA and LTE networks.

Ericsson’s multiscreen TV solution combines the full features of IPTV, mobile TV and web TV with a common user interface. It fully integrates fixed line and wireless media for the first time.

Business consulting, systems integration and implementation ensure a smooth launch of new TV infrastructure and services.

CONSUMER AND BUSINESS APPLICATIONS

In today’s environment, basic services come under pressure from competition. To secure differentiation and profitability, we help operators to enhance revenues and subscriber retention. Our solutions include messaging, service exposure, connectivity to social media, location-based services, media, brokering, internet commerce and enterprise applications.

Interaction and collaboration

Our Business Communication Suite (BCS) is a software-as-a-service, targeting the enterprise market. It enables the sharing of voice, data and messaging in a collaborative environment.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Ericsson Money Services offers end-to-end mobile financial services. It enables people to store, transfer and withdraw money, as well as making payments, via their mobile handsets.

Our multimedia brokering solution facilitates payment and distribution of content. We act as the interface between enterprises and multiple mobile operators with consumer data and services such as SMS.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

2011 HIGHLIGHTS

JANUARY-MARCH

•	World speed record on a commercial HSPA network is set, at 168Mbps downlink and 24Mbps in the uplink.

•	Ericsson is selected by Telefónica O2 UK to perform network modernization in the North of the UK.

•	du in the UAE signs a five-year managed services contract with Ericsson to deliver application development and maintenance for its IT application landscape.

•	Ericsson, Verizon Wireless and Samsung demonstrate Voice over LTE (VoLTE), a global, interoperable voice solution for LTE mobile broadband networks.

•	The new Antenna Integrated Radio (AIR) product is launched. It cuts operational costs substantially and ensures a smooth introduction of new technologies and frequency bands.

•	Ericsson announces a new generation IP networking portfolio. The first product is the Smart Services Router (SSR 8000) family for fixed and mobile broadband.

•	Akamai and Ericsson announce a strategic alliance, focused on bringing to market mobile cloud acceleration solutions.

APRIL-JUNE

•	Ericsson announces the acquisition of Telenor Connexion’s M2M technology platform, a solution which will drive the market for M2M (machine-to-machine).

•	Ericsson signs a multi-year agreement with Rogers, Canada to deliver an end-to-end LTE network.

•	Clearwire in the US selects Ericsson for managed services: network engineering, operations and maintenance for core, transmission and access networks.

•	Ericsson’s first contract in the gaming industry is awarded by Mindark. The IMS solution enables live, high-quality voice communication between players while gaming.

•	Ericsson announces the acquisition of Telcordia, a global provider of OSS/BSS software and services.

•	LG U+, the first LTE service provider in Korea, places a contract with Ericsson to build an ultra-high speed LTE network.

JULY-SEPTEMBER

•	Bharti Airtel signs a five-year managed services agreement with Ericsson to manage and optimize its mobile networks in Africa, as well as a separate two-year network coverage and upgrade contract.

•	A consortium of technology companies, of which Ericsson is a part, wins the bid for all of Nortel’s approximately 6,000 remaining patents and patent applications.

•	SoftBank Mobile in Japan chooses Ericsson as sole supplier for next-generation packet core network (EPC) based on IP.

•	Slovak Telekom, part of the Deutsche Telekom Group signs a five-year fixed line managed-services contract with Ericsson for field maintenance and network operations.

•	MobiFone in Vietnam signs a contract with Ericsson for mobile video optimization, enabling high-quality video.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

•	Ericsson announces a contract with Taiwan’s Chunghwa Telecom to deploy and integrate a new IPTV platform that will deliver multi-screen interactive multimedia services.

•	Ericsson announces further investment in competence in the global service center in India, providing operators with support and operations of IT services.

•	EastLink, Canada selects Ericsson to build a mobile broadband network for HSPA+.

OCTOBER-DECEMBER

•	Augere awards India’s first 4G/TD-LTE contract to Ericsson. The agreement includes an end-to-end TD-LTE solution, managed services and network operations.

•	Ericsson and Open Mobile sign Latin America’s first 4G/LTE contract in Puerto Rico. The deal also includes managed services.

•	Ericsson and Sony announce that Sony will acquire Ericsson’s 50% stake in Sony Ericsson.

•

Bharti Airtel renews and expands its managed services agreement with Ericsson for its operations in India. Under the five-year agreement, Ericsson will operate, maintain and provide services for 2G and 3G in Bharti Airtel’s multi-vendor network in India.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

FIVE-YEAR SUMMARY

For definitions of the financial terms used, see Glossary, Financial Terminology and Exchange Rates.

FIVE-YEAR SUMMARY

SEK million	2011		Change	2010	2009	2008	2007

Income statement items
Net sales	226,921		12%	203,348	206,477	208,930	187,780
Operating income	17,900		9%	16,455	5,918	16,252	30,646
Financial net	221		—	–672	325	974	83
Net income	12,569		12%	11,235	4,127	11,667	22,135

Year-end position
Total assets	280,349		–1%	281,815	269,809	285,684	245,117
Working capital as defined1)	109,552		4%	105,488	99,079	99,951	86,327
Capital employed as defined1)	186,307		2%	182,640	181,680	182,439	168,456
Gross cash as defined1)	80,542		–8%	87,150	76,724	75,005	57,716
Net cash as defined1)	39,505		–23%	51,295	36,071	34,651	24,312
Property, plant and equipment	10,788		14%	9,434	9,606	9,995	9,304
Stockholders’ equity	143,105		–1%	145,106	139,870	140,823	134,112
Non-controlling interest	2,165		29%	1,679	1,157	1,261	940
Interest-bearing liabilities and post-employment benefits	41,037		14%	35,855	40,653	40,354	33,404

Other information
Earnings per share, basic, SEK	3.80		9%	3.49	1.15	3.54	6.87
Earnings per share, diluted, SEK	3.77		9%	3.46	1.14	3.52	6.84
Cash dividends per share, SEK	2.50	2)	11%	2.25	2.00	1.85	2.50
Stockholders’ equity per share, SEK	44.57		–2%	45.34	43.79	44.21	42.17

Number of shares outstanding (in millions)
end of period, basic	3,211		—	3,200	3,194	3,185	3,180
average, basic	3,206		—	3,197	3,190	3,183	3,178
average, diluted	3,233		—	3,226	3,212	3,202	3,193
Additions to property, plant and equipment	4,994		35%	3,686	4,006	4,133	4,319
Depreciation and write-downs/impairments of property, plant and equipment	3,546		8%	3,296	3,502	3,105	2,914
Acquisitions/capitalization of intangible assets	2,748		—	7,246	11,413	1,287	29,838
Amortization and write-downs/impairments of intangible assets	5,490		–18%	6,657	8,621	5,568	5,459
Research and development expenses	32,638		3%	31,558	33,055	33,584	28,842
as percentage of net sales	14.4%		—	15.5%	16.0%	16.1%	15.4%

Ratios
Operating margin excluding joint ventures	9.6%		—	8.7%	6.5%	8.0%	12.5%
Operating margin	7.9%		—	8.1%	2.9%	7.8%	16.3%
EBITA margin as defined1)	9.9%		—	11.0%	6.7%	9.4%	18.0%
Cash conversion	40%		—	112%	117%	92%	66%
Return on equity as defined1)	8.5%		—	7.8%	2.6%	8.2%	17.2%
Return on capital employed as defined1)	11.3%		—	9.6%	4.3%	11.3%	20.9%
Equity ratio	51.8%		—	52.1%	52.3%	49.7%	55.1%
Capital turnover	1.2		—	1.1	1.1	1.2	1.2
Inventory turnover days	78		—	74	68	68	70
Trade receivables turnover	3.6		—	3.2	2.9	3.1	3.4
Payment readiness, SEK million	86,570		–11%	96,951	88,960	84,917	64,678
as percentage of net sales	38.1%		—	47.7%	43.1%	40.6%	34.4%

Statistical data, year-end
Number of employees	104,525		16%	90,261	82,493	78,740	74,011
of which in Sweden	17,500		–2%	17,848	18,217	20,155	19,781
Export sales from Sweden, SEK million	116,507		16%	100,070	94,829	109,254	102,486

1)	These financial measures as defined by us may constitute non-IFRS measures. For a reconciliation to the most directly comparable IFRS measures, see pages 242–245.
2)	For 2011, as proposed by the Board of Directors.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

SHARE INFORMATION

STOCK EXCHANGE TRADING

The Ericsson Class A and Class B shares are listed on NASDAQ OMX Stockholm. In the United States, the Class B shares are listed on NASDAQ New York in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR) under the symbol ERIC. Each ADS represents one Class B share.

In 2011, approximately 6 (6) billion Ericsson shares were traded, of which about 3.4 billion were traded on NASDAQ OMX Stockholm and about 1.6 billion were traded on NASDAQ New York. Trading volume in Ericsson shares decreased by approximately 2% on NASDAQ OMX Stockholm and decreased by approximately 2% on NASDAQ New York compared to 2010.

(Note: The approximate total volumes include trading on alternative trading venues such as BATS Europe, Burgundy, Chi-X Europe.)

THE ERICSSON SHARE

Share listings
NASDAQ OMX Stockholm
NASDAQ New York

Share data
Total number of shares in issue	3,273,351,735
of which Class A shares	261,755,983
of which Class B shares	3,011,595,752
Ericsson treasury shares, Class B	62,846,503
Quotient value	SEK 5.00
Market capitalization, December 31, 2011	approx. SEK 230 b.
GICs (Global Industry Classification)	45201020

Ticker codes
NASDAQ OMX Stockholm	ERIC A
ERIC B
NASDAQ New York	ERIC
Bloomberg NASDAQ OMX Stockholm	ERICA SS
ERICB SS
Bloomberg NASDAQ	ERIC US
Reuters NASDAQ OMX Stockholm	ERICa.ST
ERICb.ST
Reuters NASDAQ	ERIC.O

ISIN
ERIC A	SE0000108649
ERIC B	SE0000108656
ERIC	US2948216088
CUSIP	294821608

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

CHANGES IN NUMBER OF SHARES AND CAPITAL STOCK 2007–2011

		Number of shares	Share capital
2007	December 31	16,132,258,678	16,132,258,678
2008	June 2, reverse split 1:5	3,226,451,735	16,132,258,678
2008	July 23, new issue (Class C shares, later converted to Class B)	19,900,000	99,500,000
2008	December 31	3,246,351,735	16,231,758,678
2009	June 8, new issue (Class C shares, later converted to Class B)	27,000,000	135,000,000
2009	December 31	3,273,351,735	16,366,758,678
2010	December 31	3,273,351,735	16,366,758,678
2011	December 31	3,273,351,735	16,366,758,678

SHARE PERFORMANCE INDICATORS

	2011	2010	2009	2008	20071)
Earnings per share, diluted (SEK)2)	3.77	3.46	1.14	3.52	6.84
Stockholders’ equity per share, basic, end of period (SEK)3)	44.57	45.34	43.79	44.21	42.17
P/E ratio	19	22	57	17	11
Total shareholder return (%)	–7	22	15	–20	–43
Dividend per share (SEK)4)	2.50	2.25	2.00	1.85	2.50

1)	2007 restated for reverse split 1:5 in 2008.
2)	Calculated on average number of shares outstanding, diluted.
3)	Calculated on number of shares, end of period.
4)	For 2011 as proposed by the Board of Directors.

For definitions of the financial terms used, see Glossary, Financial Terminology and Exchange Rates.

SHARE TREND

In 2011, Ericsson’s total market capitalization decreased by about 10% to SEK 230 billion, compared to an increase by 18% reaching SEK 255 billion in 2010. The OMX Stockholm Index on NASDAQ OMX Stockholm decreased by 17% and the NASDAQ composite index decreased by 2%. The S&P 500 Index remained at the same level as in 2010.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

NASDAQ OMX Stockholm publishes a daily Official Price List of Shares which includes the volume of recorded transactions in each listed stock, together with the prices of the highest and lowest recorded trades of the day. The Official Price List of Shares reflects price and volume information for trades completed by the members. The equity securities listed on the NASDAQ OMX Stockholm Official Price List of Shares currently comprise the shares of 259 companies.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Host market NASDAQ New York—ADS prices

The table below states the high and low share prices quoted for our ADSs on NASDAQ New York for the last five years. The NASDAQ New York quotations represent prices between dealers, not including retail mark-ups, markdowns or commissions, and do not necessarily represent actual transactions.

SHARE PRICES ON NASDAQ OMX STOCKHOLM

(SEK)	2011	2010	2009	2008	20071)
Class A at last day of trading	69.55	74.00	65.00	59.30	76.80
Class A high (May 16, 2011)	93.60	88.40	78.80	83.60	148.50
Class A low (October 4, 2011)	59.05	65.20	55.40	40.60	73.00
Class B at last day of trading	70.40	78.15	65.90	58.80	75.90
Class B high (May 12, 2011)	96.65	90.45	79.60	83.70	149.50
Class B low (October 4, 2011)	61.70	65.90	55.50	40.60	72.65

1)	2007 restated for reverse split 1:5 in 2008.

SHARE PRICES ON NASDAQ NEW YORK

(USD)	2011	2010	2009	2008	20071)
ADS at last day of trading	10.13	11.53	9.19	7.81	11.68
ADS high (May 10, 2011)	15.44	12.39	10.92	14.00	21.71
ADS low (October 4, 2011)	8.83	9.40	6.60	5.49	11.12

1)	2007 restated for reverse split 1:5 in 2008.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

SHARE PRICES ON NASDAQ OMX STOCKHOLM AND NASDAQ NEW YORK

	NASDAQ OMX Stockholm				NASDAQ New York
	SEK per Class A share		SEK per Class B share		USD per ADS1)
Period	High	Low	High	Low	High	Low
Annual high and low
20072)	148.50	73.00	149.50	72.65	21.71	11.12
2008	83.60	40.60	83.70	40.60	14.00	5.49
2009	78.80	55.40	79.60	55.50	10.92	6.60
2010	88.40	65.20	90.45	65.90	12.39	9.40
2011	93.60	59.05	96.65	61.70	15.44	8.83

Quarterly high and low
2010 First Quarter	78.70	65.20	80.00	65.90	11.33	9.40
2010 Second Quarter	88.40	73.00	90.45	74.15	12.39	9.51
2010 Third Quarter	86.55	69.00	89.35	70.85	12.20	9.62
2010 Fourth Quarter	77.05	66.95	79.95	68.85	11.71	9.96
2011 First Quarter	80.05	70.50	83.00	73.25	13.06	10.99
2011 Second Quarter	93.60	73.00	96.65	75.30	15.44	12.06
2011 Third Quarter	91.80	60.50	93.80	63.15	14.82	9.33
2011 Fourth Quarter	71.50	59.05	72.55	61.70	11.25	8.83

Monthly high and low
August 2011	78.50	60.80	81.40	63.15	12.75	10.08
September 2011	70.10	60.50	73.30	63.65	11.51	9.33
October 2011	69.95	59.05	72.20	61.70	11.25	8.83
November 2011	71.25	62.00	72.55	64.35	10.88	9.16
December 2011	71.50	65.60	71.85	64.75	10.54	9.27
January 2012	72.00	59.25	71.90	58.15	10.53	8.58
February 2012	68.00	62.10	67.90	61.90	10.39	9.14
March 2012	69.80	62.95	69.95	62.70	10.46	9.15

1)	One ADS = 1 Class B share.
2)	2007 restated for reverse split 1:5 in 2008.

SHAREHOLDERS

As of December 31, 2011, the Parent Company had 592,542 shareholders registered at Euroclear Sweden AB (the Central Securities Depository—CSD), of which 1,320 holders had a US address. According to information provided by Citibank, there were 211,822,341 ADSs outstanding as of December 31, 2011, and 4,702 registered holders of such ADSs. A significant number of Ericsson ADSs are held by banks, broker and/or nominees for the accounts of their customer. As of January 12, 2012, the total number of bank, broker and/or nominee accounts holding Ericsson ADSs was 168,430.

According to information known at year-end 2011, approximately 80% of our Class A and Class B shares were owned by institutions, Swedish and international.

Our major shareholders do not have different voting rights than other shareholders holding the same classes of shares.

As far as we know, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) separately or jointly.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

THE EXECUTIVE LEADERSHIP TEAM AND BOARD MEMBERS, OWNERSHIP

	Number of Class A shares	Number of Class B shares	Voting rights, percent
The Executive Leadership Team and Board members as a group (32 persons)	750	3,712,484	0.07

For individual holdings, see Corporate Governance Report.

The table shows the total number of shares in the Parent Company owned by the Executive Leadership Team and Board members (including Deputy employee representatives) as a group as of December 31, 2011.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

The following table shows share information, as of December 31, 2011, with respect to our 15 largest shareholders, ranked by voting rights, as well as percentage of voting rights as of December 31, 2011, 2010 and 2009.

LARGEST SHAREHOLDERS, DECEMBER 31, 2011 AND PERCENTAGE OF VOTING RIGHTS, DECEMBER 31, 2011, 2010 AND 2009

Identity of person or group1)	Number of Class A shares	Of total Class A shares, percent	Number of Class B shares	Of total Class B shares, percent	2011 Voting rights, percent	2010 Voting rights, percent	2009 Voting rights, percent
Investor AB	115,018,707	43.94	58,709,995	1.95	21.48	19.33	19.33
AB Industrivärden	80,708,520	30.83	0	0.00	14.34	13.80	13.62
Handelsbankens Pensionsstiftelse	23,648,790	9.03	0	0.00	4.20	3.52	3.52
Swedbank Robur Fonder AB	1,501,376	0.57	141,913,401	4.71	2.79	2.73	3.07
AFA Försäkring AB	11,423,000	4.36	15,779,975	0.52	2.31	0.45	0.47
Blackrock Fund Advisors	26,316	0.01	82,156,094	2.73	1.46	1.44	1.81
Pensionskassan SHB Försäkringsförening	7,798,000	2.98	0	0.00	1.39	2.07	2.25
Skandia Liv	6,327,567	2.42	13,372,958	0.44	1.36	2.98	3.02
AMF Pensionsförsäkring AB	0	0.00	75,600,000	2.51	1.34	1.34	1.30
Norges Bank Investment Management	0	0.00	69,572,027	2.31	1.24	0.89	0.89
OppenheimerFunds, Inc.	0	0.00	67,628,249	2.25	1.20	1.29	1.29
Aberdeen Asset Managers Ltd.	0	0.00	58,953,636	1.96	1.05	1.01	0.71
Dodge & Cox, Inc.	0	0.00	54,067,771	1.80	0.96	1.43	1.05
Handelsbanken Fonder AB	0	0.00	54,063,621	1.80	0.96	1.05	0.94
SEB Investment Management AB	119,860	0.05	48,162,614	1.60	0.88	0.99	0.89
Others	15,183,847	5.80	2,271,615,411	75.43	43.05	45.68	45.84

Total	261,755,983	100.00	3,011,595,752	100.00	100.00	100.00	100.00

1)	Source: Capital Precision.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

LETTER FROM LEIF JOHANSSON

Dear shareholders,

Thank you for electing me Chairman of the Board of Ericsson. I have spent my first year here improving my understanding of Ericsson’s competitive advantages.

With my engineering background and passion for the field, I thought I had a reasonably good understanding of how a mobile network operates. Over the past year, I have been fascinated to realize that the architecture of a mobile system is much deeper and more complex than I imagined. This is especially true in areas where mobile systems connect with the internet. Ericsson has managed to strengthen its leading position in this industry which proves the Company’s unique technology leadership.

Ericsson is not only a high-tech, skilled software and engineering company. The Company also has genuine skills in broader communication systems, processes and of course services operations. The Board is pleased that Ericsson emerged from 2011 as a stronger competitor and with its clear vision on how to be part of and where to take the industry, Ericsson is positioned to continue to be its global thought leader.

Close to the customer

Over the past year, the Board of Directors has spent time reviewing Ericsson’s strategy as well as the development of the industry. Key topics have included how telecom operators’ business models are transforming, with new traffic patterns, driven by devices such as smartphones and tablets. Another important topic has been how our organizational structure can secure that Ericsson always stays close to the customer. A key competitive advantage for Ericsson is its ability to really understand and support telecom operators in developing their business models and optimizing their assets.

The economic environment, and its potential impact on Ericsson and its customers, has of course also been a part of our meetings. It is important for the Board of Directors to follow the contingency plans that the management team has prepared to be able to adapt quickly to tougher times when needed. We are confident that such plans are in place and operating where appropriate.

Divestment of Sony Ericsson

In 2011, we took the decision to divest our 50% share in Sony Ericsson to Sony Corporation. The transaction is a logical strategic step that makes it possible for Ericsson to focus on enabling connectivity for all devices.

The Board of Directors continued to monitor the Company’s remuneration principles during the year. We believe that Ericsson has a well-balanced and competitive compensation structure which rewards performance. At the Annual General Meeting 2011 the incentive targets for the Executive Performance Stock Plan were changed. They now relate to top-line growth as well as operating income and cash flow performance. This Performance Plan runs for three years, so it is too early to evaluate it. However, our impression is that the Plan targets are clear, relevant and have the desired effect of focusing everyone on the same key goals for Ericsson.

Strong financial position

An essential part of the Board’s responsibilities is to manage the Company’s financial position. The Company has a strong balance sheet today and we believe it is appropriate to be fairly conservative under the present economic conditions. We want to use cash on hand to further develop the Company, making investments

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

in own product and business development. In addition, we will, as before, consider selective acquisitions. The Company’s dividend policy takes into account last year’s earnings and balance sheet structure, as well as coming years’ business plans and economic development.

I have greatly enjoyed my first year at Ericsson. I have been kindly welcomed and I have liked interacting with everyone at Ericsson. It is never by chance that companies become successful. I am impressed with the professionalism and perseverance I have found among Ericsson people and want to thank all of them for their dedication and hard work.

Leif Johansson

Chairman of the Board

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

BOARD OF DIRECTORS’ REPORT

TARGETS AND PERFORMANCE

The non-IFRS financial measures presented herein are not recognized measures of financial performance under IFRS, but rather are measures reported to facilitate analysis by indicating Ericsson’s underlying performance excluding impact from restructuring. Non-IFRS measures have limitations as analytical tools and should not be viewed in isolation or as substitutes to the IFRS measures. A reconciliation of non-IFRS measures with the most directly comparable IFRS measures can be found on pages 41 and 242–245.

Ericsson’s overall goal is to create shareholder value.

Management uses four metrics to evaluate the Company’s long-term ambitions: sales growth faster than the market, a best-in-class operating margin, growth in joint ventures’ earnings and a strong cash conversion. The Board of Directors has translated these metrics into three performance criteria in the Executive Performance Stock Plan, included in the Company’s Long-Term Variable (LTV) remuneration program. These performance criteria have also been approved by the Annual General Meeting.

Long-term ambitions

Grow faster than the market

Early internal market data indicates that Ericsson increased its market share in mobile network equipment by 6 percentage points to 38% in 2011, reaching twice the market size of the second largest supplier in this market. This includes the technologies GSM/EDGE, WCDMA/HSPA, CDMA and LTE.

LTE technology is in an early build-out phase. Ericsson estimates its market share in LTE at more than 60%. This makes Ericsson the largest supplier of LTE.

With its CDMA offering, Ericsson has a strong position in North America, where the Company increased its market share in 2011.

In telecom services, internal market data indicates that the Company at least kept its market share of more than 10% and is larger than any of its competitors in this fragmented market.

Best-in-class operating margin

The Company’s operating margin before share in JV earnings was 9.6% (12.0%). The 2010 number excludes restructuring charges. In 2010, operating margin was 8.7% before share in JV earnings and including restructuring charges. Based on reported results for 2011, the operating margin remains the highest among the Company’s traditional publicly listed telecom competitors.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Growth in JV earnings

Joint ventures’ earnings decreased to SEK –3.8 (–0.7) billion. The figure for 2011 includes restructuring charges of SEK 0.6 billion, while 2010 excludes restructuring charges of SEK 0.5 billion. Ericsson’s share in earnings from Sony Ericsson was SEK –1.2 (0.9) billion, including restructuring charges of SEK 0.4 billion in 2011 and excluding restructuring charges of SEK 0.2 billion in 2010. The share in earnings in ST-Ericsson was SEK –2.7 (–1.5) billion, including restructuring charges of SEK 0.1 billion in 2011 and excluding restructuring charges of SEK 0.3 billion in 2010.

Sony Ericsson’s loss related to intense competition, price erosion, restructuring charges and supply chain issues following the earthquake and tsunami in Japan. In October 2011, Ericsson announced the divestment of its 50% share in Sony Ericsson to Sony Corporation.

ST-Ericsson is in a transitional phase, moving from legacy products to new products.

Strong cash conversion

The cash conversion rate was 40% (112%), negatively impacted by higher working capital.

Cash conversion is defined as cash flow from operating activities divided by net income reconciled to cash.

Executive Performance Stock Plan

The Company has a Long-Term Variable (LTV) remuneration program. The program builds on a common platform, but consists of three separate plans, targeting all employees, key contributors and senior managers respectively. The LTV program is designed to encourage long-term value creation in alignment with shareholders’ interests.

The aim of the plan for senior managers is to attract, retain and motivate executives in a competitive market through performance-based share related incentives and to encourage the build-up of significant equity stakes. The performance criteria for senior management, i.e. the Executive Performance Stock Plan, are revised yearly and approved by the Annual General Meeting. Performance criteria for the 2012 Executive Performance Stock Plan will be communicated in the notice to the Annual General Meeting.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

In the 2011 Executive Performance Stock Plan the performance criteria are:

1.	Up to one third of the award will vest if the compound annual growth rate of consolidated net sales is 4–10% from 2010 to 2013.

2.	Up to one third of the award will vest if the compound annual growth rate of consolidated operating income, including earnings in joint ventures and restructuring, is 5–15% from 2010 to 2013. Base year 2010 is calculated excluding restructuring of SEK 6.8 billion.

3.	Up to one third of the award will vest if cash conversion is at or above 70% during each of the years 2011–2013, vesting one ninth of the total award for each year if the target is achieved. The target was not reached in 2011.

The Board of Directors will consider the impact of larger acquisitions, divestments, the creation of joint ventures and any other significant capital event on the three targets on a case-by-case basis. This consideration will be made in the evaluation of the program after it closes.

Working capital targets

Ericsson’s working capital targets are described on pages 45–46. The targets remain for 2012.

Other performance indicators

Ericsson believes that satisfied customers and motivated employees are key to success.

Customer satisfaction

Every year, an independent customer satisfaction survey is performed. In 2011 approximately 10,000 representatives of Ericsson customers, in different positions around the world, were polled to assess their satisfaction with Ericsson, compared to its main competitors. Over the past five years, Ericsson has maintained a level of excellence. The goal is to increase this level further.

Employee engagement

In order to measure employee engagement, an annual survey is conducted by an independent company. In 2011, 90% (87%) of all employees across the world responded to the survey.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

In the Employee Engagement Index, Ericsson scored 77, which is 10% higher than the worldwide average. This is a globally-recognized benchmark which is used by more than 190 companies with over 7 million respondents. It incorporates measurements of motivation, satisfaction and commitment.

VISION AND MISSION

Ericsson’s vision and mission are the motivation behind everything the Company does.

Vision

The Company’s vision is to be the prime driver in an all-communicating world. Ericsson envisions a continued evolution, from having connected 6 billion people to connecting 50 billion ‘things’. The Company envisions that anything that can benefit from being connected will be connected, mainly via mobile broadband.

Mission

The Company’s mission is “Innovating to empower people, business and society”.

CORE VALUES

Respect, professionalism and perseverance are the values that are the foundation of the Ericsson culture. They guide all employees in their daily work, how they relate to people and how they do business.

TRENDS AND DRIVERS

The general industry trend in 2011 was the focus on high performance broadband networks. This includes the mobile broadband business case for customers, meeting increased user demands and the strong uptake of mobile devices such as tablets and smartphones.

Prices of smartphones continued to decline and in high growth markets, smartphones at a retail price of less than USD 100 were introduced. Operators started to look into tiered pricing and new business models for mobile broadband, as well as the introduction of cloud-based services. In Europe, operators started to modernize their mobile networks, while it became an increasing interest among operators globally to transform their Operations Support Systems (OSS) and Business Support Systems (BSS).

When forecasting the market and developing internal plans, Ericsson looks at a number of parameters. These include:

•	High-traffic smartphone subscriptions, as percentage of total subscriptions

•	Average data traffic, measured in Mbytes per subscription per month

•	Mobile broadband subscriptions as percentage of total mobile subscriptions.

Out of the installed base of subscriptions worldwide only around 10% use smartphones. With cheaper smartphones being introduced, this number is expected to grow.

Ericsson estimates that overall mobile data traffic more than doubled in 2011. Mobile data traffic is expected to grow tenfold by end of 2016, mainly driven by video.

Traffic per subscriber partly relates to the screen size of the device. On average, a mobile PC user generates about 2 Gbytes of data per month, while a high-traffic smartphone user generates approximately 500 Mbytes per month.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

The coverage of the world’s mobile networks is constantly increasing as more radio base stations are being deployed. GSM/EDGE is the technology that by far has the widest reach, and today covers more than 85% of the world’s population. WCDMA/HSPA covered about 35% of the population in 2010 and now covers more than 45% of the world’s population.

Further build out of WCDMA/HSPA coverage will be driven by the availability of affordable smartphones, the surge in mobile broadband services and faster speeds, as well as regulators’ requirements to connect unconnected people. By end of 2016, the Company estimates that 80% of the world’s population will have WCDMA/HSPA coverage.

The combined 2G and 3G population coverage for CDMA is estimated to be above 50%. CDMA coverage is expected to grow slightly, and most large CDMA operators have announced a migration plan to LTE.

Several major operators have started LTE deployments but in terms of population coverage LTE has a long way to go. In five years’ time, it is expected that LTE will have a population coverage of about 35%. In terms of global operator investments, WCDMA/HSPA is expected to remain the leading mobile access technology for many years.

From a geographical perspective, GSM only lacks coverage in certain rural areas, while there are still large densely populated areas lacking WCDMA/HSPA coverage.

GSM/EDGE, WCDMA/HSPA and LTE are all expected to increase both in terms of population and land coverage. LTE is expected to have an even faster adoption rate than previous technologies.

STRATEGY

By capitalizing on, investing in, developing and combining the Company’s key competitive assets of technology leadership, services leadership and global presence and scale, Ericsson aims to continue to be the prime driver in the evolving telecom industry and a leading player in the ICT industry.

The installed base of radio access is the foundation for Ericsson’s business. From the installed base, the Company believes it can expand the product base to other domains such as IP, core, OSS and BSS. Over the past ten years, the Company has built a significant services business, representing 37% of total revenues in 2011.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

The services strategy starts with the product base and product-near services. By being successful in areas such as managed services (i.e. operators outsourcing network operations to the Company), consulting and systems integration, the Company gets yet another entry point to the market, which is an opportunity to generate more business.

Cost awareness is an everyday component in the Company. Keeping up with competition from low cost countries has required Ericsson to focus on operational efficiency in every part of the business.

Global presence and scale

With business in more than 180 countries, the Company has a strong global presence. Ericsson does business with all major operators. Ericsson’s customers have, to a large extent, multi-country presence. All this, in combination with its leading market position, gives Ericsson important scale advantages.

The Company has secured a mobile network market share of 43% in the world’s 100 largest cities. This is important for future business, since close to 60% of the world’s traffic in mobile networks is estimated to be generated in metro and urban areas by 2016.

Ericsson has established common ways of working across the Company. These include global IT tools, one sales channel across all segments and global knowledge sharing, which creates efficiencies and enable quick responses to customer requests.

Technology leadership

Key for success in the telecom industry is the delivery of future-proof, high-quality networks and solutions. The consumer experience is crucial for any operator. In addition, telecom operators want suppliers who can guarantee the entire ecosystem, from applications, solutions and networks to handsets and mobile broadband modules.

To keep its technology leadership, Ericsson invested SEK 32.6 billion, including restructuring charges of SEK 0.6 billion, in R&D in 2011. This compares with SEK 29.9 billion in 2010, excluding restructuring charges of SEK 1.7 billion. The Company took a strategic decision to increase R&D spending in 2011 in order to develop its new family of Smart Services Router (SSR 8000) products, TD-LTE and a CDMA unit for the radio base station RBS 6000.

Ericsson focuses on optimizing networks and making them function well under high traffic loads. Every product and device from any supplier must be optimized for best network performance.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Most of the Company’s R&D investment is in software development. With smarter software, algorithms, processes and designs, Ericsson secures that its networks and solutions have the industry’s best performance.

By investing in R&D, the Company maintains its position as a key contributor in the development of open telecom standards. Ericsson believes it is the strongest holder of essential patents in the wireless industry. Since these standards are developed in industry-wide collaboration to ensure multi-vendor interoperability, patent holders waive their monopolies and commit to licensing their part of the technology to others wanting to use it. The Company complies with fair, reasonable and non-discriminatory licensing (FRAND). This fair return licensing provides incentive to make further investments in R&D, while also allowing for new entrants to commercialize the technology at a reasonable cost. International standards and FRAND licensing are fundamental for the telecom ecosystem and are a prerequisite for the global success of mobile communications.

In R&D as well as in other areas, Ericsson has high cost awareness. Over several years, the Company has developed common software and hardware stacks as well as common components and platforms, all of which reduce cost.

Services leadership

Local services competence and highly skilled project leaders are both prerequisites for success in telecom services. Ericsson has invested approximately USD 1 billion in processes, methods and tools in order to secure common global frameworks and ways of working. Standardization of services, tools harmonization, centralization of deliveries and high competence in the delivery organization are all essential in order to drive quality and profitability.

Employees

Ericsson strives to have the best talent base in the industry. To achieve this, the Company has four objectives:

•	To attract the best talent

Ericsson is strengthening its employer brand, to ensure fast, effective recruitment processes.

•	To have the right talent in the right place

The Company is developing a holistic career and competence model to help employees understand available career paths. Ericsson encourages more rotation to allow employees to take on new challenges.

•	To ensure high performance at all times

Ericsson has clear goals and objectives and conveys an understanding of how each individual can contribute to reach these goals. Managers and employees alike should give and receive feedback.

•	To maintain a strong leadership bench

Ericsson has clear processes in place to identify talent. Today’s managers have a responsibility to cultivate tomorrow’s leaders, and are encouraged to do so.

BUSINESS FOCUS 2011

Portfolio momentum

Meeting demand for mobile broadband

In 2011, there was a high demand for mobile broadband-related equipment including packet core, IP routers and microwave-based backhaul. Ericsson continued its ramp-up of the multi-standard radio base station

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

RBS 6000. At year-end, the RBS 6000 represented close to 100% of all deliveries of GSM/ WCDMA/LTE radio base stations. This is the quickest product introduction ever in the Company’s history. The introduction has been smooth.

In March 2011, Japan was hit by the tragic earthquake and tsunami. To mitigate effects on the business, Ericsson took action immediately such as securing component supply from new sources and re-designing products. By the third quarter, all remaining supply chain effects had been eliminated and lead time was back to normal.

Momentum for managed services

Recognizing that quality of service is becoming increasingly important, operators saw the need to differentiate themselves from competition by deploying superior, scalable networks emphasizing better user experience and quality. This also drove demand for services which target the operational efficiency of operators, such as managed services.

Momentum in OSS and BSS

Operators focused on transforming their BSS solutions, including customer segmentation models, and ways to handle data growth and tiered pricing. Many operators started looking into the transformation of their OSS solutions, although few have reached the deployment phase.

Market share gain

Early internal market data indicates that Ericsson gained market share in mobile network equipment by 6 percentage points to 38%, thanks to a combination of winning new customers and growing existing customers.

In Europe, network modernization is under way. Ericsson took a strategic decision to increase its market share in Europe when operators started to look into modernizing their networks, despite initial pressure on Group margins. The mobile networks in Europe are the world’s oldest and the reduced power consumption in modern equipment alone makes it a good business case for operators to replace old equipment with new. When operators in Europe deployed 3G some ten years ago, Ericsson could not afford the customer financing requirements and lost market share in 3G versus 2G. In the European network modernization, Ericsson’s strategy in 2011 has been to win back 3G market share.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Acquisitions, partnerships and divestments

•	Telcordia, announced acquisition for USD 1.15 billion in an all cash consideration, filling portfolio gaps in OSS and BSS

•	Akamai, partnership in mobile cloud accelerator

•	Sony Ericsson, divestment of the 50% share to Sony

•	Telenor Connexion, acquisition of machine-to-machine platform

•	Nortel, acquisition of GDNT in China, of patents in partnership with other companies and acquisition of their Multi-Service Switch (MSS) business.

Monetizing on the patent portfolio

In the networked society, Ericsson envisions that anything that benefits from being connected will be connected. In this scenario, Ericsson foresees new entrants to the connectivity markets, both from device and equipment manufacturers and from other industries. Since Ericsson believes it is the strongest holder of essential patents in the wireless industry, any company that uses connectivity today will likely require a license to Ericsson’s patents.

Ericsson has over 90 license agreements and is a net receiver of royalties. The Company’s portfolio is well-licensed and gives customers good protection.

COMPETITIVE ASSETS

Global presence and scale as assets

Ericsson has customers in more than 180 countries. Of 104,525 employees across the world, 56,000 are services professionals. This makes Ericsson a true global player.

Ericsson’s market share in mobile network equipment makes it twice that of the number two player. This provides scale advantages.

The Company has a mobile network equipment market share of 43% in the world’s 100 largest cities.

More than 1.4 billion consumers are charged and billed through Ericsson’s solutions. In the OSS and BSS market, the Company is aspiring to a leading position.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Technology leadership as an asset

Ericsson has more than 22,000 employees in R&D. Measured in software revenues, Ericsson is the world’s fifth largest software company. The Company has 30,000 granted patents covering all generations of mobile technologies. Ericsson believes it has the industry’s strongest wireless IPR portfolio. In LTE, Ericsson expects to hold approximately 25% of all essential patents. IPR revenues were SEK 6.2 (4.6) billion in 2011.

The Company’s unique combination of software and hardware provides superior performance in live networks. Measurements in live networks show that Ericsson networks have higher performance than its competitors. Ericsson’s software design targets stability and optimized commercial performance in networks. In radio, The Company’s software is run on proprietary hardware while in OSS and BSS the software is largely independent of hardware. In both areas, the strategy is to make the products configurable and flexible to integrate with a common platform strategy.

In 2011, Ericsson introduced its new Smart Services Router (SSR 8000) family. Volume deliveries are expected in 2012. It is the first router ever to be built on a common platform for fixed and mobile applications.

Services leadership as an asset

Ericsson estimates its market share in telecom services at over 10%, making the Company the leader in this highly fragmented market. Of Ericsson’s 56,000 services professionals, some 12,000 are involved in consulting and systems integration. Many employees have been transferred from telecom operators in managed services deals over the recent years and represent an important experience base.

Ericsson provides support to networks that serve more than two billion subscribers 24/7, and has global service centers in China, India, Mexico and Romania. The Company also has ten regional service centers across the world.

In 2011, Ericsson participated in 1,200 major deployment projects, of which 100 were large and complex turnkey projects. The Company was also involved in 1,300 consulting and systems integration projects.

Ericsson has more than 15 years of experience in managed services and manages networks with 900 million subscribers.

BUSINESS MIX DYNAMICS

Ericsson’s gross margin and the amount of capital tied up by projects vary with project type. Typically, there are two types of projects: coverage and capacity/expansions. These are to a high degree related to the mobile networks’ technology cycles, which are long, normally 10 to 20 years. Coverage projects are frequent in the initial phases of a technology cycle whereas capacity/expansion projects typically occur towards the later stages of a cycle.

The initial phase of a technology cycle includes a higher degree of coverage buildouts and more rollout services. In many parts of the world, such as in Europe where networks are now being modernized, the projects are often of a turnkey character and civil works are sometimes part of the commitment. There is more hardware involved resulting in lower gross margin and a larger tie-up of capital in equipment.

When coverage has been built and traffic in the network increases, the operator moves into the capacity/expansion phase. In this phase, capacity is increased, either by expanding a radio base station with software upgrades to higher speeds or by adding more sites. In capacity/expansion projects, the Company sells a larger share of software and integration services, which yields higher gross margins, and ties up less capital.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Ericsson is now in a phase when there is more hardware in the business mix. This is due to the technology cycle where WCDMA/HSPA, i.e. mobile broadband, is being rolled out. To a high degree, operators now deploy the new multi-standard radio base station RBS 6000. This means that a limited amount of hardware installations will be needed when operators upgrade to LTE in the future.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

FINANCIAL RESULTS OF OPERATIONS

ABBREVIATED INCOME STATEMENT WITH RECONCILIATION IFRS—NON-IFRS MEASURES

	IFRS			Restructuring charges			Non-IFRS measures
SEK billion	2011	2010	2009	2011	2010	2009	2011	2010	2009
Net sales	226.9	203.3	206.5				226.9	203.3	206.5
Cost of sales	–147.2	–129.1	–136.3	–1.2	–3.4	–4.2	–146.0	–125.7	–132.1

Gross income	79.7	74.3	70.2	–1.2	–3.4	–4.2	80.9	77.6	74.4
Gross margin %	35.1%	36.5%	34.0%				35.7%	38.2%	36.0%

Operating expenses	–59.3	–58.6	–60.0	–2.0	–3.5	–7.1	–57.3	–55.2	–52.9
Operating expenses as % of sales	26.1%	28.8%	29.0%				25.3%	27.1%	25.6%
Other operating income and expenses	1.3	2.0	3.1	—	—	—	1.3	2.0	3.1

Operating income before share in earnings of JVs and associated companies	21.7	17.6	13.3	–3.2	–6.8	–11.3	24.9	24.4	24.6
Operating margin % before share in earnings of JVs and associated companies	9.6%	8.7%	6.5%				11.0%	12.0%	11.9%

Share in earnings of JVs and associated companies	–3.8	–1.2	–7.4	–0.6	–0.5	–1.3	–3.2	–0.7	–6.1

Operating income	17.9	16.5	5.9	–3.7	–7.3	–12.6	21.6	23.7	18.5
Operating margin %	7.9%	8.1%	2.9%				9.5%	11.7%	9.0%

Financial income and expense, net	0.2	–0.7	0.3
Taxes	–5.6	–4.5	–2.1
Net income	12.6	11.2	4.1
EPS diluted (SEK)	3.77	3.46	1.14

The non-IFRS financial measures presented herein are not recognized measures of financial performance under IFRS, but rather are measures used as supplemental information to the IFRS results. Since there were restructuring costs during 2009 and 2010 with significant impact on reported results and margins, certain income statement line items excluding restructuring charges, are presented as non-IFRS measures to facilitate analysis by indicating Ericsson’s underlying performance. Non-IFRS measures have limitations as analytical tools and should not be viewed in isolation or as substitutes to the IFRS measures, and do not necessarily indicate whether cash flow will be sufficient or available to meet Ericsson’s requirements, and may not be indicative of our historical operating results, nor are such measures meant to be predictive of future results. Non-IFRS measures for 2011 have also been included to facilitate comparison with previous years. For more details on the restructuring activities and corresponding charges, please see Note C5—“Expenses by Nature”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Sales

2011 was a year with strong sales growth of 12%, driven by strong demand for mobile broadband along with network rollout services. Sales were negatively impacted by the strong SEK. Sales for comparable units, adjusted for currency exchange rate effects and hedging, increased 19%.

In 2011, the Company executed on its strategy to leverage its strengths in the growth areas mobile broadband, managed services, OSS and BSS. Due to the technology cycle where mobile broadband is being rolled out, the business mix shifted to more coverage projects. Ericsson also implemented its strategy to capture new market share in the network modernization projects in Europe, despite their initial lower margins.

In 2011, seven out of ten regions grew. In the year, there was an impact from slower operator spending after a period of high investments in capacity, especially in North America and Russia, as well as political unrest in certain countries. In the last quarter of the year, the Company also noticed some increased operator cautiousness due to uncertainties such as economic development and continued political unrest in certain countries.

In 2011, the share of software sales declined to 23% (24%) of sales while the portion of hardware increased to 40% (37%). The increase in hardware is a result of demand for mobile broadband products. In the short term, the software share might continue to decrease due to a higher portion of projects with a lot of hardware. Longer term, the software part should increase following more expansions and upgrades of networks.

Services sales amounted to 37% (39%) in 2011.

Seasonality

The Company’s quarterly sales, income and cash flow from operations are seasonal in nature, generally lowest in the first quarter of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase patterns of network operators.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

MOST RECENT FIVE-YEAR AVERAGE SEASONALITY

	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential change	–21%	8%	–4%	27%
Share of annual sales	23%	24%	23%	30%

Financial numbers in this section are reported:

•	for 2011, including restructuring charges

•	for 2010, excluding restructuring charges.

Gross margin

Gross margin declined to 35.1% (38.2%) due to higher share of coverage projects, network modernization projects in Europe and 3G rollouts in India. Gross margin in 2010, including restructuring charges, amounted to 36.5%.

Operating expenses

To secure continued technology leadership, focus is on innovation and R&D. R&D expenses amounted to SEK 32.6 (29.9) billion. Spending on R&D as a percentage of sales was 14.4% (14.7%). In 2010, R&D spend including restructuring charges was SEK 31.6 billion or 15.5% of sales. The increase in absolute number is a result of planned higher investments in radio, such as TD-LTE, IP and the acquired LG-Ericsson operations. In 2012, R&D expenses of SEK 29–31 billion is estimated. The estimate includes amortizations/write-downs of intangible assets related to major acquisitions previously made. However, currency effects may cause this to change.

Selling and administrative expenses represented 11.8% of sales compared to 12.4% in 2010. The amount was SEK 26.7 (25.3) billion. In 2010, the amount including restructuring charges was SEK 27.1 billion, representing 13.3% of sales. In the year, there were positive effects from efficiency work along with the strong SEK.

Operating margin before JVs

Operating margin before share in JV earnings decreased to 9.6% (12.0%). However, in 2010, operating margin before share in JV earnings and including restructuring charges amounted to 8.7%.

Share in earnings of JVs

In 2011, Sony Ericsson reported a loss. The loss reflects intense competition, price erosion, restructuring charges and supply chain issues following the earthquake and tsunami in Japan. Ericsson’s share in Sony Ericsson’s income before tax was SEK –1.2 (0.9) billion. In 2010, Ericsson’s share amounted to SEK 0.7 billion including restructuring charges.

ST-Ericsson reported a loss also in 2011. ST-Ericsson is currently in a shift from legacy to new products. Ericsson’s share in ST-Ericsson’s income before tax, adjusted to IFRS, was SEK –2.7 (–1.5) billion. In 2010, the loss amounted to SEK –1.8 billion including restructuring charges.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Operating income

Operating income was SEK 17.9 (23.7) billion. However, in 2010, operating income including restructuring charges amounted to SEK 16.5 billion.

Financial net

The financial net was SEK 0.2 (–0.7) billion. The difference is mainly attributable to a higher interest net of SEK 0.8 billion compared to 2010.

Taxes

The tax expense for the year was SEK 5.6 (4.5) billion or 30.6% (28.8%) of income after financial items. The tax rate may vary between years depending on business and geographic mix. The tax rate excluding joint ventures and associated companies was 26.4% (25.7%) due to lower tax rates from the loss-making joint ventures.

Net income

Net income increased 12% to SEK 12.6 (11.2) billion driven by higher sales and lower restructuring charges.

Earnings per share, diluted

Earnings per share increased 9% to SEK 3.77 (3.46). The Board of Directors proposes a dividend of SEK 2.50 (2.25). This represents an increase of 11%.

Restructuring charges

Total restructuring charges were SEK 3.2 (6.8) billion, excluding joint ventures. Cash outlays that have been provided for were SEK 3.2 (3.3) billion. At the end of the year, cash outlays of SEK 1.3 billion remain to be made. In 2012, restructuring charges of approximately SEK 4 billion are estimated.

Ericsson’s share in Sony Ericsson’s restructuring charges amounted to SEK 0.4 (0.2) billion. Ericsson’s share in ST-Ericsson’s restructuring charges was SEK 0.1 (0.3) billion.

RESEARCH AND DEVELOPMENT PROGRAM

	2011	2010	2009
Expenses (SEK billion)1)	32.6	29.9	27.0
As percent of Net sales	14.4%	14.7%	13.1%
Employees within R&D as of December 312)	22,400	20,800	18,300
Patents2)	30,000	27,000	25,000

1)	Excluding restructuring charges for 2009 and 2010.
2)	The number of employees and patents are approximate.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

FINANCIAL POSITION

CONSOLIDATED BALANCE SHEET (ABBREVIATED)

December 31, SEK billion	2011		2010	2009
ASSETS
Non-current assets, total	81.5		83.4	87.4
of which intangible assets	44.0		46.8	48.2
of which property, plant and equipment	10.8		9.4	9.6
of which financial assets	13.7		14.5	15.3
of which deferred tax assets	13.0		12.7	14.3
Current assets, total	198.8		198.4	182.4
of which inventory	33.1		29.9	22.7
of which trade receivables	64.5		61.1	66.4
of which other receivables/financing	20.7		20.2	16.6
of which short-term investments, cash and cash equivalents	80.5	2)	87.2	76.7
Total assets	280.3		281.8	269.8

EQUITY AND LIABILITIES
Equity	145.3		146.8	141.0
Non-current liabilities	38.1		38.3	43.3
of which post-employment benefits	10.0		5.1	8.5
of which borrowings	23.3		27.0	30.0
of which other non-current liabilities	4.8		6.2	4.8
Current liabilities	97.0		96.8	85.5
of which provisions	6.0		9.4	12.0
of which current borrowings	7.8		3.8	2.1
of which trade payables	25.3		25.0	18.9
of which other current liabilities	58.0		58.6	52.5
Total equity and liabilities1)	280.3		281.8	269.8

1)	Of which interest-bearing liabilities and post-employment benefits SEK 41.0 (35.9) billion.
2)	Including loan to ST-Ericsson of SEK 2.8 billion.

Ericsson’s strategy is to maintain a strong balance sheet including a sufficiently large cash position to ensure the financial flexibility to operate freely and to capture business opportunities. This has been particularly important during the past years’ difficult macroeconomic and financial market situation.

By maintaining a strong cash position, the Company can also maintain an active strategy for strategic mergers and acquisitions.

An important focus area is the monitoring of working capital. Major efforts have been made during the year in order to reduce days sales outstanding and inventory turnover days as well as to increase payable days. The target for payable days was met, while the other two targets were not achieved. The efforts to further reduce working capital will continue in 2012 and the working capital targets are the same as previous years.

In 2011, the dividend was SEK 2.25 per share. The Board of Directors will propose to the Annual General Meeting 2012 a dividend of SEK 2.50 per share. This represents a total dividend of approximately SEK 8.2 billion. The proposal reflects year 2011’s earnings and balance sheet structure, as well as coming years’ business plans and expected economic development.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Non-current assets

Intellectual property rights, brands and other intangible assets decreased to SEK 13.1 (16.7) billion due to amortizations.

Customer financing, current and non-current, decreased slightly to SEK 4.2 (4.4) billion.

Current assets

Inventory levels increased during the year by SEK 3.2 billion due to higher sales and increased share of coverage projects. At year end, inventory was SEK 33.1 (29.9) billion. The higher inventory level followed a higher level of work in progress in the regions. The target of inventory turnover days less than 65 days was not reached and improvement efforts will continue in 2012.

Trade receivables: Days sales outstanding reached 91 (88) days at year-end. This reflects a higher portion of coverage projects and higher sales volumes. The Company’s nominal credit losses have historically been low and continued to be so in 2011.

Net cash decreased to SEK 39.5 (51.3) billion, mainly due to a negative change in net operating assets, investing and dividend paid to shareholders. Pension liabilities increased due to lower discount rate and this impacted net cash negatively. For a more detailed discussion on changes in cash, see pages 48–49.

Equity

Equity decreased by SEK –1.5 billion to SEK 145.3 (146.8) billion. Net income was SEK 12.6 (11.2) billion and dividends of SEK 7.5 (6.7) billion was paid during the year. The equity ratio was maintained at a healthy level of 52% (52%).

Return on equity increased to 8.5% (7.8%), primarily due to higher sales and lower restructuring charges.

Return on capital employed (ROCE) was 11.3% (9.6%). In 2010, ROCE excluding restructuring charges was 13.6%.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Non-current liabilities

Post-employment benefits related to defined benefit plans increased to SEK 10.0 (5.1) billion. In 2011 there was a decrease in discount rates, and plan assets yielded lower than expected. Consequently, the Company experienced an increase in the net pension liability and the funded ratio (plan assets as percentage of defined benefit obligations) decreased to 77% (89%).

Current liabilities

Provisions declined to SEK 6.0 (9.4) billion. SEK 1.3 (3.2) billion were related to restructuring. The cash outlays of provisions were SEK 6.0 (7.2) billion. The lower amount of provisions is mainly due to lower restructuring. In addition, the business mix with more coverage projects as well as good performance in both hardware and software for new products introduced decreased the need for warranty provisions. There is also an effect of improved project management as well as geographical mix. Provisions will fluctuate over time, depending on business mix, market mix and technology shifts.

Payable days was unchanged at 62 (62) days. The target of payable days of above 60 days was met.

Non-current borrowings decreased to SEK 23.3 (27.0) billion. No major changes were made in the debt maturity profile during 2011. Debt of SEK 3.4 billion is maturing in 2012 and SEK 5.4 billion in 2013. The Company also has unutilized committed credit facilities of USD 2.0 billion available, maturing in 2014.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Off-balance sheet arrangements

There are currently no material off-balance sheet arrangements that have, or would be reasonably likely to have, a current or anticipated effect on the Company’s financial condition, revenues, expenses, result of operations, liquidity, capital expenditures or capital resources.

CASH FLOW

CASH FLOW (ABBREVIATED) JANUARY-DECEMBER

SEK billion	2011		2010	2009
Net income	12.6		11.2	4.1
Income reconciled to cash	25.2		23.7	21.0
Changes in operating net assets	–15.2		2.9	3.5
Cash flow from operating activities	10.0		26.6	24.5
Adjusted operating cash flow1)	13.2		29.8	28.7
Cash flow from investing activities	4.5		–12.5	–37.5
of which capital expenditures, sales of PP&E, product development	–6.1		–5.2	–4.9
of which acquisitions/divestments, net	–3.1		–2.8	–18.1
of which short-term investments for cash management purposes and other investing activities	13.8		–4.5	–14.5
Cash flow before financing activities	14.5		14.0	–13.0

Cash flow from financing activities	–6.5		–5.7	–1.7

Cash conversion (Cash flow from operating activities divided by income reconciled to cash)	40%		112%	117%

Gross cash (Cash, cash equivalents and short-term investments)	80.5	2)	87.2	76.7

Net cash (Gross cash less interest-bearing liabilities and post-employment benefits)	39.5		51.3	36.1

1)	Cash flow from operations excl. restructuring cash outlays that have been provided for.
2)	Including loan to ST-Ericsson of SEK 2.8 billion.

In 2011, gross cash decreased by SEK 6.6 billion to SEK 80.5 (87.2) billion. The net income reconciled to cash of SEK 25.2 billion was offset by a change in net operating assets of SEK –15.2 billion and investing activities of SEK –9.9 billion. Dividends to shareholders amounted to SEK –7.5 (–6.7) billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Net cash decreased to SEK 39.5 (51.3) billion.

Cash flow from operating activities

The adjusted operating cash flow was negatively impacted by higher working capital.

During 2011, cash flow was negatively impacted by a significant increase in working capital as a result of higher sales and more projects.

Cash flow from investing activities

Cash outlays for regular investing activities increased to SEK –6.1 (–5.2) billion.

Acquisitions and divestments during the year were net SEK –3.1 (–2.8) billion, with the major items Nortel’s GDNT operation in China and Nortel’s Multi-Service Switch business (MSS). The Nortel patent portfolio was acquired in partnership with other industry players.

Cash flow for short-term investments for cash management purposes and other investing activities was net SEK 13.8 (–4.5) billion, mainly attributable to changes between short-term investments and cash and cash equivalents.

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

The Company has sufficient cash and cash generation capacity to fund expected capital expenditures without external borrowings in 2012.

We believe that the Company’s property, plant and equipment and the facilities the Company occupies are suitable for its present needs in most locations. As of December 31, 2011, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

CAPITAL EXPENDITURES 2007–2011

SEK billion	2011	2010	2009	2008	2007
Capital expenditures	5.0	3.7	4.0	4.1	4.3
of which in Sweden	1.7	1.4	1.3	1.6	1.3
as percent of net sales	2.2%	1.8%	1.9%	2.0%	2.3%

Cash flow from financing activities

Cash flow from financing activities was SEK –6.5 billion. Dividends paid were SEK –7.5 (–6.7) billion and other financing activities net amounted to SEK 1.0 billion.

Cash conversion

Cash conversion was 40% (112%), below the target of 70%. Over the years 2008–2010, cash conversion was above target. The cash conversion in 2011 was negatively impacted by higher working capital.

Restricted cash

Cash balances in certain countries with restrictions on transfers of funds to the Parent Company as cash dividends, loans or advances amounted to SEK 13.9 (10.8) billion.

In this context all countries with currency restrictions are included. In most cases the currency is nonconvertible and flow of funds in a foreign currency requires approval by a central bank or similar. Out of the total amount, China, India, Korea, Brazil and Indonesia are the top five countries accounting for SEK 9.6 billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

BUSINESS RESULTS—REGIONS

SALES PER REGION AND SEGMENT 2011 AND 2010

	Networks		Global Services		Multimedia
SEK billion	2011	Percent change	2011	Percent change	2011	Percent change	Total 2011	Percent change
North America	28.9	–5%	18.6	5%	1.3	7%	48.8	–1%
Latin America	11.5	25%	9.5	23%	1.0	5%	22.0	23%
Northern Europe and Central Asia	9.7	34%	5.0	17%	0.5	–20%	15.2	25%
Western and Central Europe	7.8	–7%	10.3	–2%	1.0	–7%	19.0	–4%
Mediterranean	10.7	1%	11.8	11%	1.3	–5%	23.8	5%
Middle East	7.4	4%	6.8	4%	1.2	–13%	15.5	2%
Sub-Saharan Africa	5.9	63%	3.4	–26%	0.9	–12%	10.2	11%
India	6.1	19%	3.1	13%	0.5	–25%	9.8	13%
China and North East Asia	27.8	63%	9.9	19%	0.5	–5%	38.2	47%
South East Asia and Oceania	7.6	–3%	5.6	–14%	0.7	26%	13.9	–7%
Other*	9.1	53%	–0.2	–132%	1.7	57%	10.6	41%

Total	132.4	17%	83.9	5%	10.6	1%	226.9	12%
Share of total	58%		37%		5%		100%

*	Other includes sales of e.g. mobile broadband modules, cables, power modules as well as licensing and IPR. Mobile broadband modules are sold directly by business unit Networks to PC/netbook manufacturers. A central IPR unit manages sales of licenses to equipment vendors or others who wish to use Ericsson’s patented technology. TV solutions are sold both through other equipment vendors as resellers and directly by business unit Multimedia to cable TV operators.

Regional development

The regions are the Company’s primary sales channels. Ericsson reports ten regions, mirroring the internal geographical organization.

North America

North America is the world’s most developed region in terms of smartphone penetration and mobile data usage. Operators are continuing the implementation of tiered pricing to capitalize on changing user behavior. Half of the net additions of subscriptions in the second half of 2011 came from connected devices or machine to machine communication. Through the year multiple LTE network buildouts have been initiated and launched in both the US and Canada, and Ericsson is a leading supplier to these projects.

The networks business developed slower in the second half of 2011 after a period of high operator investments in network capacity. Operators’ focus on cash flow management and operator consolidation also had a negative impact. This was to a large degree offset by a positive uptake in services and multimedia.

Latin America

There is a push for mobile broadband in Latin America, driven by consumer demand for 3G services. Smartphone penetration is still low, but is expected to grow as these handsets become more affordable.

Operators show an increasing interest in network performance and Ericsson is taking part in OSS/BSS transformation projects in managed services deals, including network sharing arrangements.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Northern Europe and Central Asia

The Nordics are mature and advanced markets with strong 3G coverage and LTE commercially available in all countries. Nordic operators are increasingly shifting their business models towards network sharing and the outsourcing of network operations.

Deployment of 3G networks started later in the eastern part of the region. Here, operators are focusing on providing coverage and quality in the networks. Mobile broadband is growing rapidly in the region. Many consolidation activities, of both operators and networks, are taking place. In the latter half of the year, network sales slowed, especially in Russia, following strong operator investments in network capacity and coverage.

Western and Central Europe

Modernization of networks accelerated across the region in 2011. Operator focus is on replacing old 2G/3G equipment with modern, more efficient multi-standard radio base stations. Interest in LTE is limited, with certain countries still to allocate spectrum for this.

Penetration of mobile broadband is high, with some operators’ smartphone shipments representing more than half of their totals. Data revenues are growing and represent over 40% with some operators. There is also high interest in managed services and network sharing.

Mediterranean

This region has seen an impact from weak economies as well as political unrest in Northern Africa. The uptake of mobile broadband is mixed, with the strongest growth in the south west parts of the region. Here, operators are implementing a range of tiered pricing models.

Mobile data usage is high in the Mediterranean area, due to the low availability of fixed broadband. Most operators’ investments are for 3G coverage and in the second half of the year, network modernization projects took off.

Middle East

The Middle East was impacted by political unrest in several countries and by delays in license auctions. As a consequence, some operators have postponed their infrastructure investments and increased their focus on efficiencies.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

The region has lower penetration rates, mobile broadband adoption and mobile data usage than the world average. The crucial driver for increasing these parameters is the affordability of smartphones.

Rollouts of LTE have started in some parts of the region.

Sub-Saharan Africa

Mobile penetration continues to increase rapidly in Africa. Operator focus is still on 2G coverage and capacity buildouts, although some operators are building 3G coverage.

With smartphones in the region set to become cheaper, operators are focusing on creating efficiency in their networks to allow them to capitalize on future uptake.

Inflation and competition are also driving operators’ need for increased efficiency. This leads them to focus on power consumption reductions and managed services solutions. There is also a need for operators to harmonize policy frameworks to increase data take-up.

India

Initial 3G rollouts reached a temporary peak in 2011. The Indian market is fragmented and in the near future a telecom policy reform is expected which might make operator consolidation easier.

Besides the need for affordable smartphones, availability of dual SIM card phones is a key component in driving mobile data uptake. The Indian market is highly competitive, which drives operator interest in managed services and network sharing.

China and North East Asia

China’s operators have focused on building 2G capacity with GPRS/EDGE to meet the increase in mobile data traffic from smartphones. In 2011, large scale trials for TD-LTE took place with China Mobile.

In Korea and Japan, 3G capacity and LTE coverage rollouts are ongoing, driven by high smartphone penetration, mobile broadband adoption and mobile data usage. In Korea, three LTE networks are live, and Ericsson is a supplier to all of them.

South East Asia and Oceania

Parts of this region, such as Australia and Singapore, have high penetration rates, adoption and usage. In these areas, LTE is also starting to emerge. Indonesia is moving towards 3G, however take-up is hampered by the affordability of devices. 3G auctions are yet to take place in some markets. Coverage projects, where old equipment is replaced with new, are underway across most markets, as operators build for data growth and seek operating cost efficiencies. The decline in network sales is due to reduced 2G business in Vietnam. The services business declined due to a concluded managed services contract in Australia.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

BUSINESS RESULTS—SEGMENTS

Networks

Sales

Networks sales increased 17% to SEK 132.4 billion, negatively impacted by a strong SEK in 2011. The increase was an effect of continued high sales in mobile broadband-related equipment including packet core, IP routers and microwave-based backhaul. Demand was especially strong in regions China and North East Asia and North America.

The year was characterized by high volumes of mobile broadband equipment and ramp-up of the multi-standard radio base station RBS 6000. The product introduction of the RBS 6000 has been the quickest and most successful in the Company’s history. At the end of the year, the first RBS 6000 with CDMA functionality was shipped. The RBS 6000 accounts for close to 100% of all deliveries of GSM/WCDMA/LTE radio base stations. In the fourth quarter, shipping of the IP Edge router, the Smart Services Router SSR 8000 family, and the Antenna Integrated Radio unit (AIR) also commenced.

In 2010, Ericsson acquired Nortel’s CDMA business in order to strengthen its position in North America. Ericsson is now established as the leader in this market. CDMA sales increased slightly in 2011. At the end of the year the Company saw the expected decline in CDMA sales and subsequent rapid shift to LTE. The CDMA acquisition has created substantial value for the Company.

In March, the earthquake and tsunami in Japan caused temporary delays in the supply chain, but by the third quarter lead times were back to normal.

Profitability

Operating margin decreased to 13% (15%). The margin was negatively impacted by planned R&D investments to accelerate technology leadership. Operating margin in 2010 was 11% including restructuring charges.

Cost structure

In the Networks segment, cost of sales is quite large and to a large part variable. To reduce variable cost, the Company works with product rationalization and product substitution. R&D is a significant cost item and for this

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

reason it is important to focus on R&D effectiveness and efficiency. It is essential to ensure global platforms and common components across the whole portfolio. To maximize the outcome of R&D investment, the Company also seeks to give R&D sites clear accountability and the same IS/IT environment.

The networks business

Sales to network operators are normally based on multi-year frame agreements after an initial open tender. During the frame agreement, software, equipment, services and spare parts are called off according to price lists.

Prior to the introduction of the multi-standard radio base station RBS 6000, operators could have co-siting, with one supplier for GSM and another for WCDMA. Today, a multi-standard approach means that all technologies are supported by one radio base station. Any supplier has to be equally capable of all technologies. R&D investments and scale are therefore essential for a supplier to stay competitive. The footprint of multi-standard radio access network increases opportunities for additional network business, e.g. backhaul and core networks. Following radio and core footprint is a significant software sales opportunity based on capacity, functionality and new features.

Competitors

In the networks segment, Ericsson competes mainly with telecommunication equipment suppliers such as Alcatel-Lucent, Cisco, Huawei, Juniper, Nokia Siemens Networks, Samsung and ZTE. The Company also competes with local and regional manufacturers and providers of telecommunications equipment.

Global Services

Sales

Global Services sales increased 5% to SEK 83.9 (80.1) billion, driven by network rollout, consulting and systems integration.

Professional Services sales were SEK 58.8 billion, up 1% from 2010. Currency adjusted sales of Professional Services increased 7%. The increase is mainly a result of increased sales of consulting and systems integration. Managed Services sales decreased by –1% to SEK 21.0 billion. Currency adjusted sales increased 7%. The growth reflects the 70 (54) signed managed services contracts, of which 32 (26) were extensions or expansions. More than 60% of Professional Services sales were recurring.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Network Rollout sales amounted to SEK 25.1 (21.6) billion, an increase of 16%, driven by high volumes of network modernization.

Profitability

Global Services’ operating margin decreased to 7% (11%). The margin was negatively impacted by a loss in Network Rollout.

Operating margin in 2010 was 8% including restructuring charges.

Operating margin for Professional Services amounted to 13% (15%). Operating margin in 2010 was 11% including restructuring charges.

Operating margin for Network Rollout amounted to –8% (1%), due to high activity levels related to network modernization projects in Europe and 3G rollouts in India. Operating margin in 2010 was 0% including restructuring charges.

Cost structure

In the services segment, almost all cost resides in cost of sales and the majority of the cost is related to employee costs. A few years ago, the cost of sales base was to a higher degree variable. With the increasing share of managed services, the portion of fixed costs has increased, which makes it important to find scale by winning more deals in the same geographical area. Another measure to keep cost down is to establish a one-to-many delivery model. The development of global tools, methods and processes are also crucial in order to secure efficiencies and knowledge sharing.

In managed services, Ericsson often insources employees from the customer. In the transition period, restructuring costs are taken, e.g. for replacement of IS/IT systems and migration of employees into new systems and premises. In the transformation phase, following the transition, synergies are carried through.

The services business

Ericsson’s offering covers all areas within an operator’s operational scope. The Company’s service offering includes consulting, systems integration, managed services, network deployment and integration, education and support services. Ericsson provides services for both mobile and fixed telecom networks as well as for IT and broadcast networks and in some cases for adjacent industries such as the utilities industry. Most often operators turn to Ericsson for support in a certain part of their operations. Contracts for managed services and customer support are typically for five to seven years. Payments with regularity provide a lower rate of working capital. Consulting and systems integration contracts are shorter and paid after fulfillment of contract.

In managed services deals the contracts are normally split into fixed and variables, where the variables are a smaller part. The invoicing is based on fulfillment of certain key performance indicators and projects. When an operator explores the possibility of a managed services deal, the financial strength of the supplier is a prerequisite.

Network rollout includes coverage and modernization projects with a large part of third-party sourcing, making it a lower-margin business.

The Company rolls out its own equipment, but also has high multi-vendor skills in all other parts of the services business.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Competitors

Competition in services includes the traditional telecommunication equipment suppliers. The Company also competes with companies such as Accenture, HP, IBM, Oracle, Tata Consultancy Services and Tech Mahindra. Among the competition is also a large number of smaller but specialized companies operating on a local or regional basis.

Multimedia

Sales

Multimedia sales increased 1% to SEK 10.6 (10.5) billion, negatively impacted by political unrest in the Middle East and weak development in India.

Profitability

Operating margin was –5% (–4%). Restructuring charges had no material impact on profitability.

Cost structure

In the multimedia segment, cost of sales is low and the majority is variable, due to the fact that third party hardware is used, on which the Company implements its software. Multimedia is a software business with a high degree of fixed R&D cost for software development.

The OSS and BSS business

The OSS/BSS business is divided into two different sales types:

Transformation sales

Simplification and consolidation of processes, operations, systems and platforms. Key components are software solutions, consulting and systems integration. Typically these projects last for 18–36 months. The software part represents 25–40% of the contract value and the rest is consulting and systems integration.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Product sales

Product sales is mainly expansions and upgrades, e.g. upgrading from Ericsson Charging System version 4 to 5. Key components are software solutions and systems integration. Typically these projects last for 1–12 months. The software part represents 70–90% of the contract value and the rest is systems integration.

Telcordia acquisition

In 2011, Ericsson announced the acquisition of Telcordia, a global leader in the development of software and services for OSS/BSS. The price was USD 1.15 billion in an all cash transaction, on a cash and debt-free basis. The acquisition is expected to be accretive to Ericsson’s earnings per share within twelve months. Telcordia has approximately 2,600 employees. During its last fiscal year, ended January 31, 2011, Telcordia generated revenues of USD 739 million. Telcordia’s revenues will be split between segments Multimedia and Global Services according to portfolio mix. With the acquisition, Ericsson aspires to a leading position in the OSS and BSS market.

Competitors

In the multimedia segment, Ericsson competes in rather fragmented markets with many local players. Competitors vary depending on the solution being offered. In the OSS and BSS market, they include many of the traditional telecommunication equipment suppliers as well as IT suppliers, such as Amdocs, Comverse and Oracle. Competition in the TV business includes Harmonic and Thompson.

Sony Ericsson

Sony Ericsson is a 50/50 joint venture between Sony Corporation and Ericsson, established in 2001. Sony Ericsson is accounted for according to the equity method. In October 2011, it was announced that Sony Corporation would acquire Ericsson’s 50% share in Sony Ericsson. As part of the deal, Sony and Ericsson will also enter into a broad IP cross-licensing agreement and create a wireless connectivity initiative to drive connectivity across multiple platforms. The transaction is a logical strategic step that makes it possible for Ericsson to focus on enabling connectivity for all devices.

Sony Ericsson will become a wholly-owned subsidiary of Sony and integrated into Sony’s broad platform of network-connected consumer electronics products. The agreed cash consideration for the transaction is a EUR 1.05 billion cash payment.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Sony Ericsson’s units shipped in 2011 decreased by –20% to 34.4 (43.1) million while the average selling price increased by 4% to EUR 152 (146). Sales decreased by –17% to EUR 5.2 (6.3) billion.

In 2011, Sony Ericsson had a market share of 10% in the smartphone market, measured in units, and 10% measured in value.

Gross margin decreased during the year to 28% (29%) attributed to product and geographic mix. Income before taxes, including restructuring charges, was EUR –0.24 (0.15) billion. Income decreased during the year due to declining gross margin and increased operating expenses. The result includes restructuring charges of EUR 93 million. Ericsson’s share in Sony Ericsson’s income before taxes was SEK –1.2 (0.7) billion.

Sony Ericsson’s primary competitors include Apple, HTC, LG, Motorola, Nokia, RIM and Samsung.

ST-Ericsson

ST-Ericsson is a 50/50 joint venture between STMicroelectronics and Ericsson, established in February, 2009. ST-Ericsson is accounted for according to the equity method.

At the end of 2011, ST-Ericsson was still in a shift from legacy to new products. Though its path to success is challenging, ST-Ericsson is, when entering 2012, continuing to focus on securing the successful execution and delivery of its new products to customers while lowering its break-even point.

The changes in the business environment at a large customer during 2011 reduced demand for legacy products and delayed the ramp-up of new products with that customer. In the light of the business environment at the end of 2011, ST-Ericsson’s CEO is reviewing the company’s strategic plan and financial prospects. Ericsson, together with its partner STMicroelectronics, is firmly committed to supporting ST-Ericsson in the transition to turn-over to sustainable profitability and cash generation. As a result of the strategic review, Ericsson may consider additional actions to solidify and accelerate ST-Ericsson’s path to profitability. In such an event, or in case of a significant worsening of business prospects, the value of ST-Ericsson for Ericsson could decrease to a value significantly lower than the current carrying amount of ST-Ericsson on Ericsson’s books and Ericsson might be required to take an impairment charge.

Sales in 2011 declined –28% to USD 1.7 (2.3) billion. The operating loss for the year, adjusted for restructuring costs, was USD –0.7 (–0.4) billion. ST-Ericsson reports in US-GAAP. Ericsson’s share in ST-Ericsson’s income before taxes, adjusted to IFRS, was SEK –2.7 (–1.8) billion. Adjustments for IFRS compliance mainly consist of capitalization of R&D expenses for hardware development. The Company’s net financial position was USD –798 (–82) million at year-end. At the end of the year, ST-Ericsson had utilized USD 800 million of a short-term credit facility granted on a 50/50 basis by the parent companies.

In December 2011, a new President and CEO of ST-Ericsson was appointed.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

ST-Ericsson’s major competitor is Qualcomm. The market is growing in complexity as several new operating systems for handsets and other devices have been launched, e.g. Google’s Android, Microsoft’s Windows phone and Samsung’s Bada.

SUSTAINABILITY AND CORPORATE RESPONSIBILITY

The Company has implemented strong social, environmental and ethical standards supporting risk management and value creation. This commitment generates positive business impacts, which in turn benefit society.

Ericsson’s approach to Sustainability and Corporate Responsibility (CR) is integrated into its core business operations and in its relationship with stakeholders. The Board of Directors considers these aspects in governance decision-making. Group level policies and directives ensure consistency across global operations.

Ericsson publishes an annual Sustainability and Corporate Responsibility Report which provides additional information.

Responsible business practices

Since 2000, Ericsson has actively supported the UN Global Compact, and endorses its ten principles regarding human and labor rights, anti-corruption and environmental protection. The Ericsson Group Management System includes policies and directives that cover responsible business practices, such as the Code of Business Ethics, Code of Conduct (CoC), anti-corruption and environmental management. It is reinforced by training, workshops and monitoring, including a global assessment program run by an external assurance provider where CR criteria represent some 20% of areas assessed.

Supply chain

Suppliers must comply with Ericsson’s CoC. Approximately 170 employees, covering all regions, are trained as supplier CoC auditors. The Company performs regular audits and works with suppliers to ensure measurable and continuous improvements. Findings are followed up to ensure that improvements are made. Training for suppliers is available in 13 languages. To effectively address the issue of conflict minerals, Ericsson participates in the Global e-Sustainability Initiative (GeSI) work on conflict minerals, and takes other active measures in its sourcing and product management processes.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Reducing environmental impact

Energy use for products in operation remains the Company’s most significant environmental impact. Ericsson works proactively with its customers to encourage network and site energy optimization, through innovative products, software, solutions and advisory services. Processes and controls are in place to ensure compliance with relevant product-related environmental, customer and regulatory requirements. The Company works actively to reduce its own environmental impact, with a focus on Design for Environment, which includes product energy efficiency and materials management, as well as facilities management, travel reduction and logistics.

Product take-back and recycling

Ericsson Ecology Management is a program to take responsibility for products at the end of their life and is offered to all customers globally free of charge, not only in markets where legislated.

During 2011, Ericsson worked actively to help build up e-waste capabilities in Africa, through a public private partnership in Ghana. This was done with the Raw Materials Group and the Ghana Environmental Protection Agency and was financed by the Nordic Development Fund. The goal is to establish local recycling capabilities and transform the current informal e-waste recycling yards into a formal business. This will help to reduce negative environmental and health impacts while also alleviating poverty.

Radio waves and health

Ericsson provides public information on radio waves and health, and supports independent research to further increase knowledge in this area. Ericsson has co-sponsored over 90 studies related to electromagnetic fields, radio waves and health since 1996. Independent expert groups and public health authorities, including the World Health Organization, have reviewed the total amount of research and have consistently concluded that the balance of evidence does not demonstrate any health effects associated with radio wave exposure from either mobile phones or radio base stations.

Ericsson is co-sponsoring the Swedish part of the COSMOS study, which is conducted in five countries. The study aims to carry out long term health monitoring of more than 200,000 people to identify if there are any health issues linked to long term mobile phone use. To assure scientific independence there is a firewall in place between the industrial sponsors and the researchers.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Climate change

ICT represents about 2% of global CO2 emissions, but can potentially offset a significant portion of the remaining 98% from other industries. Ericsson takes active measures to ensure that its own carbon footprint intensity will be continuously reduced. A five year target which aims to reduce the carbon emission intensities by 40% was set in 2008. The target comprises two focus areas: Ericsson’s own activities and the life-cycle impacts of products in operation (see graph).

•

A 6% reduction in direct emission intensity from own activities was achieved during 2011. Despite delivering higher volumes, Ericsson still achieved the target of 70% surface transport by weight. Business travel is roughly the same per employee.

•	A 3% reduction was achieved in indirect emission intensity from products in operation. While the reduction was lower this year compared to last, Ericsson is well on track to meet its five year target.

•

Ericsson has increased 3G/4G energy efficiency by 85% over the last decade, while continuing to meet the bandwidth demands of the networked society, and without increasing energy consumption per subscriber.

Ericsson’s sustainability strategy focuses on the role broadband can play in helping to offset global CO2 emissions, 70% of which are attributed to cities. Ericsson works on sustainable city solutions and is engaged in global climate policy. Ericsson’s CEO leads the Climate Change Working Group of the Broadband Commission. Ericsson also co-chairs the Policy Group in GeSI, and helped launch its Low Carbon Cities benchmark.

Meeting the UN Millennium Development Goals

Mobile connectivity fuels economic growth, which is vital for billions of people living at the base of the economic pyramid. Ericsson is committed to using its technology and competence to help achieve the Millennium Development Goals (MDGs). Ericsson launched the Technology for Good program in 2011. It focuses on applying the Company’s expertise, global presence and scale to find market-based solutions that empower people, business and society to help shape a more sustainable world.

Connect to Learn

In 2011, Ericsson and its partners, The Earth Institute at Columbia University and Millennium Promise, celebrated one year of progress for Connect To Learn, a global initiative focused on improving quality of and access to secondary education. Some 5,000 students now have access to education in schools throughout Millennium Villages and cities in Africa. An innovative cloud computing solution, PC as a Service, dramatically reduces the cost of access. The initiative has been extended to Latin America.

Ericsson Response™

Ericsson Response is a global Ericsson employee volunteer initiative which rapidly deploys communication solutions and provides telecommunications experts to assist disaster relief operations. Ericsson Response partners with many UN and humanitarian organizations. In 2011, Ericsson Response missions included the ‘One UN’ initiative in Tanzania, in collaboration with the World Food Programme. A partnership with operator SingTel was also announced to provide emergency communications services to support disaster relief efforts in South and Southeast Asia through Ericsson Response.

Reporting according to GRI 3.0

Full key performance data is available at www.ericsson.com and has achieved an A+ rating according to the Global Reporting Initiative (GRI). The performance data has been externally assured, and the application level has been checked by a third party.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

CORPORATE GOVERNANCE

In accordance with the Annual Accounts Act (1995:1554 Chapter 6, Section 6 and 8), a separate Corporate Governance Report, including an Internal Control section, has been prepared.

Continued compliance with the Swedish Corporate Governance Code

Ericsson applies the Swedish Corporate Governance Code and is committed to complying with best-practice corporate governance standards on a global level wherever possible. This includes continued compliance with the corporate governance provisions expressed by the Code, without deviations.

An ethical business

Ericsson’s Code of Business Ethics summarizes the Group’s fundamental policies and directives governing its relationships internally, with its stakeholders and with others. It also sets out how the Group works to achieve and maintain its high ethical standards. There have been no amendments or waivers to Ericsson’s Code of Business Ethics for any Director, member of management or other employee.

Board of Directors 2011/2012

The Annual General Meeting on April 13, 2011, elected Leif Johansson new Chairman of the Board, replacing Michael Treschow. Roxanne S. Austin, Sir Peter L. Bonfield, Börje Ekholm, Ulf J. Johansson, Sverker Martin-Löf, Nancy McKinstry, Anders Nyrén, Carl-Henric Svanberg, Hans Vestberg and Michelangelo Volpi were re-elected and Jacob Wallenberg was elected new member of the Board. Pehr Claesson, Jan Hedlund and Karin Åberg were appointed employee representatives with Kristina Davidsson, Karin Lennartsson and Roger Svensson as deputies.

Management

Hans Vestberg is President and CEO of the Group since January 1, 2010. The President and CEO is supported by the Group management, consisting of the Executive Leadership Team (ELT). The ELT, in addition to the President and CEO, consists of heads of Group functions, heads of business units and two of the heads of Ericsson’s regions. Up until December 21, 2011, the Chief Brand Officer was part of ELT.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

A management system is in place to ensure that the business is well-controlled and has the ability to fulfill the objectives of major stakeholders within established risk limits. The system also monitors internal control and compliance with applicable laws, listing requirements and governance codes.

Remuneration

Fees to the members of the Board of Directors and the remuneration to Group management (the Executive Leadership Team, ELT), as well as the 2011 guidelines for remuneration to Group management, are reported in Notes to the Consolidated Financial Statements—Note C28, “Information Regarding Members of the Board of Directors, the Group management and Employees”.

As of December 31, 2011, there were no loans outstanding from and no guarantees issued to or assumed by Ericsson for the benefit of any member of the Board of Directors or senior management.

The Board of Directors’ proposal for guidelines for remuneration to Group management

The Board of Directors proposes that the current guidelines for remuneration to the Group management (ELT) remain unchanged for the period up to the 2013 Annual General Meeting.

Details of how Ericsson delivers on these guidelines and policy, including information on previously decided long-term variable remuneration that has not yet become due for payment, can be found in Note C28, “Information regarding Members of the Board of Directors, the Group management and Employees”.

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

A central security unit coordinates management of certain risks, such as business interruption, information security and physical security. The Crisis Management Council deals with events of serious nature.

For information on risks that could impact the fulfillment of the targets and form the basis for mitigating activities, see the other sections of the Board of Directors’ Report, Notes C2, “Critical Accounting Estimates and Judgments”, C14, “Trade receivables and customer finance”, C19, “Interest-bearing liabilities”, C20, “Financial risk management and financial instruments” and the chapter Risk Factors.

LEGAL AND TAX PROCEEDINGS

Together with most of the mobile communications industry, Ericsson was sued in two class action lawsuits in the US in which plaintiffs alleged that adverse health effects could be associated with mobile phone usage. The

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

cases were pending in federal court in Pennsylvania and the Superior Court of the District of Columbia. In the Pennsylvania case, the federal district court dismissed the plaintiffs’ claims as preempted by federal law. The Third Circuit Court of Appeals subsequently affirmed this ruling, and in October 2011, the Supreme Court declined to consider the case. The plaintiff has no further right of appeal, and as a result, the Pennsylvania case is officially closed.

In the District of Columbia case, the plaintiff dismissed Ericsson from the case with prejudice in February 2011 shortly after an opinion by the D.C. Court of Appeals made it clear that the plaintiff did not have standing to sue Ericsson under the D.C. consumer protection statute.

In January 2011, a US company SynQor filed a patent infringement lawsuit against Ericsson Inc. alleging that Ericsson infringes five US patents related to bus converters. In February 2011, SynQor filed a motion for preliminary injunction seeking to prevent Ericsson from manufacturing, using, selling, and offering for sale in the US and/or importing into the US certain unregulated and semi-regulated bus converters and any Ericsson products that contain those bus converters. In May 2011, Ericsson and SynQor entered into a confidential settlement agreement that resulted in mutual releases and a dismissal with prejudice of all claims asserted by the parties against each other in the litigation.

In May 2011, Ericsson settled a US patent infringement lawsuit brought by an Australian company, QPSX Developments PTY Ltd. The lawsuit had been pending since April 2007 and involved Asynchronous Transfer Mode (ATM) technology. Ericsson considers this matter closed.

In July 2011, a US company TruePosition sued Ericsson, Qualcomm, Alcatel-Lucent (ALU), the European Telecommunications Standards Institute (ETSI) and the Third Generation Partnership Project (3GPP) for purported federal antitrust violations. The complaint alleges that Ericsson, Qualcomm and ALU illegally conspired to block the adoption of TruePosition’s proprietary technology into the new mobile positioning standards for LTE, while at the same time ensuring that their own technology was included into the new standards. In October 2011, the defendants filed motions to dismiss the case.

The Swedish fiscal authorities disallowed deductions for sales commission payments via external service companies to sales agents in certain countries. The decision covering the fiscal year 1999 was appealed. In December 2006, the County Administrative Court in Stockholm rendered a judgment in favor of the fiscal authorities. The Administrative Court of Appeal in Stockholm affirmed the County Administrative Court’s judgment. The judgment was appealed to the Administrative Supreme Court. In February 2011 the Administrative Supreme Court revoked the County Administrative Court’s judgment and ruled in Ericsson’s favor, thus allowing deductions for sales commission payments.

SOURCING AND SUPPLY

Ericsson’s hardware, accounting for approximately 40% of total sales, largely consists of electronics, such as circuit boards, radio frequency (RF) modules and antennas. For manufacturing, the Company purchases customized and standardized components and services from several global providers as well as from local and regional suppliers. Certain types of components, such as power modules and cables, are produced in-house.

The production of electronic modules and sub-assemblies is mostly outsourced to manufacturing services companies, of which the vast majority is in low-cost countries. Production of radio base stations is largely done in-house and on-demand. This consists of assembling and testing modules and integrating them into units such as complete radio base stations and mobile switching centers. Final assembly and testing are concentrated to a few sites. Ericsson has 17 manufacturing sites in Brazil, China, Estonia, Italy, India and Sweden.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

A number of suppliers design and manufacture highly specialized and customized components. The Company generally attempts to negotiate global supply agreements with its primary suppliers. All Ericsson suppliers are required to comply with the Code of Conduct.

Where possible, Ericsson relies on alternative supply sources and seeks to avoid single source supply situations.

A need to switch to an alternative supplier may require allocation of additional resources to ensure that technical standards and other requirements are met. This process could take some time to complete.
Variations in market prices for raw materials generally have a limited effect on total cost of goods sold.

MATERIAL CONTRACTS

Material contractual obligations are outlined in Note C31 “Contractual obligations”. These are primarily related to operating leases for office and production facilities, purchase contracts for outsourced manufacturing, R&D and IT operations, and the purchase of components for the Company’s own manufacturing.

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

The Parent Company has 6 (6) branch offices. In total, the Group has 70 (68) branch and representative offices.

Financial information

Income after financial items was SEK 4.4 (7.8) billion. The Parent Company had no sales in 2011 or 2010 to subsidiaries, while 31% (45%) of total purchases of goods and services were from such companies.

Major changes in the Parent Company’s financial position for the year included:

•	Increased current and non-current receivables from subsidiaries of SEK 2.7 billion

•	Decreased other current receivables of SEK 1.7 billion

•	Decreased cash, cash equivalents and short-term investments of SEK 14.5 billion

•	Decreased current and non-current liabilities to subsidiaries of SEK 7.8 billion

•	Increased other current liabilities of SEK 2.4 billion.

At year end, cash, cash equivalents and short-term investments amounted to SEK 56.1 (70.6) billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Share information

As per December 31, 2011, the total number of shares in issue was 3,273,351,735, of which 261,755,983 were Class A shares, each carrying one vote, and 3,011,595,752 Class B shares, each carrying one tenth of one vote. The two largest shareholders at year end were Investor and Industrivärden holding 21.48% and 14.34% respectively of the voting rights in the Parent Company.

Both classes of shares have the same rights of participation in the net assets and earnings.

In accordance with the conditions of the Long-Term Variable Remuneration Program (LTV) for Ericsson employees, 10,242,012 treasury shares were sold or distributed to employees in 2011. The quotient value of these shares was SEK 51.2 million, representing less than 1% of capital stock, and compensation received amounted to SEK 122.9 million. The holding of treasury stock at December 31, 2011 was 62,846,503 Class B shares. The quotient value of these shares is SEK 314.2 million, representing 1.9% of capital stock, and the related acquisition cost amounts to SEK 535.0 million.

Proposed disposition of earnings

The Board of Directors proposes that a dividend of SEK 2.50 (2.25) per share be paid to shareholders duly registered on the record date May 8, 2012, and that the Parent Company shall retain the remaining part of non-restricted equity.

The Class B treasury shares held by the Parent Company are not entitled to receive a dividend. Assuming that no treasury shares remain on the record date, the Board of Directors proposes that earnings be distributed as follows:

Amount to be paid to the shareholders	SEK	8,183,379,338
Amount to be retained by the Parent Company	SEK	32,536,021,737

Total non-restricted equity of the Parent Company	SEK	40,719,401,075

As a basis for its dividend proposal, the Board of Directors has made an assessment in accordance with Chapter 18, Section 4 of the Swedish Companies Act of the Parent Company’s and the Group’s need for financial resources as well as the Parent Company’s and the Group’s liquidity, financial position in other respects and long-term ability to meet their commitments. The Group reports an equity ratio of 52% (52%) and a net cash amount of SEK 39.5 (51.3) billion.

The Board of Directors has also considered the Parent Company’s result and financial position and the Group’s position in general. In this respect, the Board of Directors has taken into account known commitments that may have an impact on the financial positions of the Parent Company and its subsidiaries.

The proposed dividend does not limit the Group’s ability to make investments or raise funds, and it is the Board of Directors’ assessment that the proposed dividend is well-balanced considering the nature, scope and risks of the business activities as well as the capital requirements for the Parent Company and the Group as well as coming years’ business plans and economic development.

POST-CLOSING EVENTS

On January 12, 2012, Ericsson announced the closing of the acquisition of all the shares in Telcordia, a global leader in the development of software and services for OSS/BSS, for USD 1.15 billion in an all cash transaction, on a cash and debt-free basis. Balances to facilitate a Purchase Price Allocation have not yet been

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

established. Approximately 2,600 skilled employees have joined Ericsson. This acquisition consolidates Ericsson’s position as a leading player in the operations support systems and business support systems (OSS/BSS) market with a key position in service fulfillment, assurance, network optimization and real-time charging.

On January 14, 2012, as per the trust’s funding requirements, the Company made an employer contribution payment of SEK 900 million to the Swedish pension trust fund.

On January 20, 2012, Ulf Ewaldsson was appointed Senior Vice President, Chief Technology Officer, Head of Group function Technology and Portfolio Management, effective as of February 1.

In February 2012, Airvana Networks Solutions Inc., a State of Delaware, US corporation (“Airvana”), filed a complaint against Ericsson Inc. and Ericsson AB in the Supreme Court of the State of New York, US, alleging that Ericsson has violated key contract terms and misappropriated Airvana trade secrets and proprietary information. Airvana is seeking damages of USD 330 million and to enjoin Ericsson from developing, deploying or commercializing Ericsson products allegedly based on Airvana’s proprietary technology.

On February 16, 2012, Ericsson announced that the Company, on February 15, 2012, completed the divestment of its 50% stake in Sony Ericsson Mobile Communications AB. The divestment was originally jointly announced by Sony Corporation and Ericsson on October 27, 2011. The deal includes a broad IP cross-licensing agreement. Sony Ericsson is now a wholly-owned subsidiary of Sony. The agreed cash consideration for the transaction is EUR 1.05 billion.

The divestment has resulted in a gain of approximately SEK 7.5 billion, to be recognized in the first quarter of 2012 and reported under Other operating income and expenses.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Stockholm February 24, 2012

Telefonaktiebolaget LM Ericsson (publ)

Org. no. 556016-0680

Sverker Martin-Löf	Leif Johansson	Jacob Wallenberg
Deputy Chairman	Chairman	Deputy Chairman

Roxanne S. Austin	Sir Peter L. Bonfield	Börje Ekholm
Member of the Board	Member of the Board	Member of the Board

Ulf J. Johansson	Nancy McKinstry	Anders Nyrén
Member of the Board	Member of the Board	Member of the Board

Carl-Henric Svanberg	Hans Vestberg	Michelangelo Volpi
Member of the Board	President, CEO and member of the Board	Member of the Board

Pehr Claesson	Jan Hedlund	Karin Åberg
Member of the Board	Member of the Board	Member of the Board

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Telefonaktiebolaget LM Ericsson (publ)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders equity and cash flows present fairly, in all material respects, the financial position of Telefonaktiebolaget LM Ericsson and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, which can be found herein, under “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

Stockholm, April 4, 2012

By:	/s/ PricewaterhouseCoopers
Name:	PricewaterhouseCoopers AB

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

CONSOLIDATED INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED INCOME STATEMENT

January–December, SEK million	Notes	2011	2010	2009
Net sales	C3, C4	226,921	203,348	206,477
Cost of sales		–147,200	–129,094	–136,278

Gross income		79,721	74,254	70,199
Gross margin (%)		35.1%	36.5%	34.0%
Research and development expenses		–32,638	–31,558	–33,055
Selling and administrative expenses		–26,683	–27,072	–26,908

Operating expenses		–59,321	–58,630	–59,963
Other operating income and expenses	C6	1,278	2,003	3,082

Operating income before shares in earnings of joint ventures and associated companies		21,678	17,627	13,318
Operating margin before shares in earnings of joint ventures and associated companies (%)		9.6%	8.7%	6.5%
Share in earnings of joint ventures and associated companies	C12	–3,778	–1,172	–7,400
Operating income		17,900	16,455	5,918
Financial income	C7	2,882	1,047	1,874
Financial expenses	C7	–2,661	–1,719	–1,549

Income after financial items		18,121	15,783	6,243
Taxes	C8	–5,552	–4,548	–2,116

Net income		12,569	11,235	4,127

Net income attributable to:
Stockholders of the Parent Company		12,194	11,146	3,672
Non-controlling interest		375	89	455

Other information
Average number of shares, basic (million)	C9	3,206	3,197	3,190
Earnings per share attributable to stockholders of the Parent Company, basic (SEK)1)	C9	3.80	3.49	1.15
Earnings per share attributable to stockholders of the Parent Company, diluted (SEK)1)	C9	3.77	3.46	1.14

1)	Based on Net income attributable to stockholders of the Parent Company.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

January–December, SEK million	Notes	2011	2010	2009
Net income		12,569	11,235	4,127

Other comprehensive income
Actuarial gains and losses, and the effect of the asset ceiling, related to pensions	C16	–6,963	3,892	–633
Revaluation of other investments in shares and participations
Fair value remeasurement	C16	—	7	–2
Cash Flow hedges
Gains/losses arising during the period	C16	996	966	665
Reclassification adjustments for gains/losses included in profit or loss	C16	–2,028	–238	3,850
Adjustments for amounts transferred to initial carrying amount of hedged items	C16	—	–136	–1,029
Changes in cumulative translation adjustments	C16	–964	–3,259	–1,067
Share of other comprehensive income of joint ventures and associated companies	C16	–262	–434	–259
Tax on items relating to components of Other comprehensive income	C16	2,158	–1,120	–1,040

Total other comprehensive income		–7,063	–322	485

Total comprehensive income		5,506	10,913	4,612

Total Comprehensive Income attributable to:
Stockholders of the Parent Company		5,081	10,814	4,211
Non-controlling interest		425	99	401

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

CONSOLIDATED BALANCE SHEET

December 31, SEK million	Notes	2011	2010
ASSETS
Non-current assets
Intangible assets	C10
Capitalized development expenses		3,523	3,010
Goodwill		27,438	27,151
Intellectual property rights, brands and other intangible assets		13,083	16,658

Property, plant and equipment	C11, C26, C27	10,788	9,434
Financial assets
Equity in joint ventures and associated companies	C12	5,965	9,803
Other investments in shares and participations	C12	2,199	219
Customer finance, non-current	C12	1,400	1,281
Other financial assets, non-current	C12	4,117	3,079
Deferred tax assets	C8	13,020	12,737

		81,533	83,372
Current assets
Inventories	C13	33,070	29,897

Trade receivables	C14	64,522	61,127
Customer finance, current	C14	2,845	3,123
Other current receivables	C15	17,837	17,146
Short-term investments	C20	41,866	56,286
Cash and cash equivalents	C25	38,676	30,864

		198,816	198,443
TOTAL ASSETS		280,349	281,815

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	C16	143,105	145,106
Non-controlling interest in equity of subsidiaries	C16	2,165	1,679

		145,270	146,785
Non-current liabilities
Post-employment benefits	C17	10,016	5,092
Provisions, non-current	C18	280	353
Deferred tax liabilities	C8	2,250	2,571
Borrowings, non-current	C19, C20	23,256	26,955
Other non-current liabilities		2,248	3,296

		38,050	38,267
Current liabilities
Provisions, current	C18	5,985	9,391
Borrowings, current	C19, C20	7,765	3,808
Trade payables	C22	25,309	24,959
Other current liabilities	C21	57,970	58,605

		97,029	96,763
TOTAL EQUITY AND LIABILITIES1)		280,349	281,815

1)	Of which interest-bearing liabilities and post-employment benefits SEK 41,037 (35,855) million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

CONSOLIDATED STATEMENT OF CASH FLOWS

January–December, SEK million	Notes	2011	2010	2009
Operating activities
Net income		12,569	11,235	4,127
Adjustments to reconcile net income to cash	C25	12,613	12,490	16,856

		25,182	23,725	20,983

Changes in operating net assets
Inventories		–3,243	–7,917	5,207
Customer finance, current and non-current		74	–2,125	598
Trade receivables		–1,700	4,406	7,668
Trade payables		–1,648	5,964	–3,522
Provisions and post-employment benefits		–5,695	–2,739	–2,950
Other operating assets and liabilities, net		–2,988	5,269	–3,508

		–15,200	2,858	3,493

Cash flow from operating activities		9,982	26,583	24,476

Investing activities
Investments in property, plant and equipment	C11	–4,994	–3,686	–4,006
Sales of property, plant and equipment		386	124	534
Acquisitions of subsidiaries and other operations	C25, C26	–3,181	–3,286	–19,321
Divestments of subsidiaries and other operations	C25, C26	53	454	1,239
Product development	C10	–1,515	–1,644	–1,443
Other investing activities		–900	–1,487	2,606
Short-term investments		14,692	–3,016	–17,071

Cash flow from investing activities		4,541	–12,541	–37,462

Cash flow before financing activities		14,523	14,042	–12,986

Financing activities
Proceeds from issuance of borrowings		2,076	2,580	14,153
Repayment of borrowings		–1,259	–1,449	–9,804
Sale of own stock and options exercised		92	51	69
Dividends paid		–7,455	–6,677	–6,318
Other financing activities		52	–175	199

Cash flow from financing activities		–6,494	–5,670	–1,701

Effect of exchange rate changes on cash		–217	–306	–328
Net change in cash		7,812	8,066	–15,015

Cash and cash equivalents, beginning of period		30,864	22,798	37,813

Cash and cash equivalents, end of period	C25	38,676	30,864	22,798

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Notes	Capital stock	Additional paid in capital	Retained earnings	Stockholders’ equity	Non-controlling interest (NCI)	Total equity
January 1, 2011		16,367	24,731	104,008	145,106	1,679	146,785
Total comprehensive income	C16	—	—	5,081	5,081	425	5,506

Transactions with owners
Sale of own shares		—	—	92	92	—	92
Stock Purchase Plans		—	—	413	413	—	413
Dividends paid		—	—	–7,207	–7,207	–248	–7,455
Transactions with non-controlling interest		—	—	–380	–380	309	–71

December 31, 2011		16,367	24,731	102,007	143,105	2,165	145,270

January 1, 2010		16,367	24,731	98,772	139,870	1,157	141,027

Total comprehensive income	C16	—	—	10,814	10,814	99	10,913

Transactions with owners
Sale of own shares		—	—	52	52	—	52
Stock Purchase Plans		—	—	762	762	—	762
Dividends paid		—	—	–6,391	–6,391	–286	–6,677
Transactions with non-controlling interest		—	—	—	—	708	708

December 31, 2010		16,367	24,731	104,008	145,106	1,679	146,785

January 1, 2009		16,232	24,731	99,860	140,823	1,261	142,084

Total comprehensive income	C16	—	—	4,211	4,211	401	4,612

Transactions with owners
Stock issue		135	—	—	135	—	135
Sale of own shares		—	—	75	75	—	75
Repurchase of own shares		—	—	–135	–135	—	–135
Stock Purchase and Stock Option Plans		—	—	658	658	—	658
Dividends paid		—	—	–5,897	–5,897	–421	–6,318
Transactions with non-controlling interest		—	—	—	—	–84	–84

December 31, 2009		16,367	24,731	98,772	139,870	1,157	141,027

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

C1    SIGNIFICANT ACCOUNTING POLICIES

Introduction

The consolidated financial statements comprise Telefonaktiebolaget LM Ericsson, the Parent Company, and its subsidiaries (“the Company”) and the Company’s interests in joint ventures and associated companies. The Parent Company is domiciled in Sweden at Torshamnsgatan 23, SE-164 83 Stockholm.

The consolidated financial statements for the year ended December 31, 2011, have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and RFR 1 “Additional rules for Group Accounting”, related interpretations issued by the Swedish Financial Reporting Board (Rådet för finansiell rapportering), and the Swedish Annual Accounts Act. For the financial reporting of 2011, the Company has applied IFRS as issued by the IASB (IFRS effective as per December 31, 2011) and without any early application. There is no difference between IFRS effective as per December 31, 2011, and IFRS as endorsed by the EU, nor is RFR 1 related interpretations issued by the Swedish Financial Reporting Board (Rådet för Finansiell Rapportering) or the Swedish Annual Accounts Act in conflict with IFRS.

The financial statements were approved by the Board of Directors on February 24, 2012. The balance sheets and income statements are subject to approval by the annual meeting of shareholders.

New standards, amendments of standards and interpretations, effective as from January 1, 2011:

•	Improvements to IFRSs (Issued by the IASB in May 2010).

•

Amendment to IFRIC 14, ‘IAS 19—The limit on a defined benefit assets, minimum funding requirements and their interaction’. Removes unintended consequences arising from the treatment of pre-payments where there is a minimum funding requirement. Results in pre-payments of contributions in certain circumstances being recognized as an asset rather than an expense.

•

IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’. Clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially.

•	IAS 24, ‘Related party disclosures’ (revised 2009). Amends the definition of a related party and modifies certain related-party disclosure requirements for government-related entities.

•

Amendment to IAS 32, ‘Financial instruments: Presentation—Classification of rights issues’. Amended to allow rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency to be classified as equity instruments provided the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments.

None of the new or amended standards and interpretations have had any significant impact on the financial result or position of the Company.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

Business combinations

At the acquisition of a business, the cost of the acquisition, being the purchase price, is measured as the fair value of the assets given, and liabilities incurred or assumed at the date of exchange, including any cost related to contingent consideration. Transaction costs attributable to the acquisition are expensed as incurred. The acquisition cost is allocated to acquired assets, liabilities and contingent liabilities based upon appraisals made, including assets and liabilities that were not recognized on the acquired entity’s balance sheet, for example intangible assets such as customer relations, brands, patents and financial liabilities. Goodwill arises when the purchase price exceeds the fair value of recognizable acquired net assets. In acquisitions with non-controlling interest full or partial goodwill can be recognized. Final amounts are established within one year after the transaction date at the latest.

In case there is a put option for non-controlling interest in a subsidiary a corresponding financial liability is recognized.

Non-controlling interest

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

When the Company ceases to have control, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

At acquisition, there is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Joint ventures and associated companies

Both joint ventures and associated companies are accounted for in accordance with the equity method. Under the equity method, the investment in an associate or joint venture is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. JVs are ownership interests where a joint influence is obtained through agreement.

Investments in associated companies, i.e. when the Company has significant influence and the power to participate in the financial and operating policy decisions of the associated company, but is not control or joint control over those policies. Normally this is the case when voting stock interest, including effective potential voting rights, is at least 20% but not more than 50%.

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

In Note C2, “Critical Accounting Estimates and Judgments”, a further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

Group companies

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•	Income and expenses for each income statement are translated at average exchange rates

•	All resulting net exchange differences are recognized as a separate component of OCI.

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

Revenue recognition

Background

The Company offers a comprehensive portfolio of telecommunication and data communication systems, professional services, and multimedia solutions. Products, both hardware and software as well as services are in general standardized. The impact of this is that any acceptance terms are normally only formal requirements. In Note C3, “Segment information”, the Company offer is disclosed more in detail as per operating segment.

The Company’s products and services are generally sold under delivery-type or multi-year recurring services contracts. The delivery type contracts often have content from more than one segment.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Accounting treatment

Sales are based on fair values of consideration received and recorded net of value added taxes, goods returned and estimated trade discounts. Revenue is recognized when risks and rewards have been transferred to the customer, with reference to all significant contractual terms when:

•	The product or service has been delivered

•	The revenue amount is fixed or determinable

•	Customer has received and activation has been made of separately sold software

•	Collection is reasonably assured.

Estimation of contractual performance criteria impact the timing and amounts of revenue recognized and may therefore defer revenue recognition until the performance criteria are met. The profitability of contracts is periodically assessed, and provisions for any estimated losses are made immediately when losses are probable.

Allocation and/or timing criteria specific per type of contract are:

•

Delivery-type contracts. These contracts relate to delivery, installation, integration of products and providing of related services, normally under multiple elements contracts. Under multiple elements contracts the accounting is based on that the revenue recognition criteria are applied to the separately identifiable components of the contract. Revenue, including the impact of any discount or rebate, is allocated to each element based on relative fair values. Networks, Global Services and Multimedia have contracts that relate to this type of contracts.

•

Contracts for services. Relate to multi-year service contracts such as support—and managed service contracts and other types of recurring services. Revenue is recognized when the services have been provided, generally pro rata over the contract period. Global Services has contracts that relate to this type of contracts.

•

Contracts generating license fees from third parties for the use of the Company’s technology or intellectual property rights, not being a part of another product. Revenue is normally recognized based on sales of products sold to the customer/licensee. Networks and Multimedia have contracts that relate to this type of contracts.

For sales between consolidated companies, associated companies, joint ventures and segments, the Company applies arm’s length pricing.

In Note C2, “Critical Accounting Estimates and Judgments”, a further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

The fair values of quoted financial investments and derivatives are based on quoted market prices or rates. If official rates or market prices are not available, fair values are calculated by discounting the expected future cash flows at prevailing interest rates. Valuations of Foreign exchange options and Interest Rate Guarantees (IRG) are made by using a Black-Scholes formula. Inputs to the valuations are market prices for implied volatility, foreign exchange and interest rates.

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

Loans and receivables

Receivables, including those that relate to customer financing, are subsequently measured at amortized cost using the effective interest rate method, less allowances for impairment charges. Trade receivables include amounts due from customers. The balance represents amounts billed to customer as well as amounts where risk and rewards have been transferred to the customer but the invoice has not yet been issued.

Collectability of the receivables is assessed for purposes of initial revenue recognition.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

Impairment

At each balance sheet date, the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an evidence that the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss—is removed from OCI and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

a)	Fair value hedge: a hedge of the fair value of recognized liabilities

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

The fair values of various derivative instruments used for hedging purposes are disclosed in Note C20, “Financial Risk Management and Financial Instruments”. Movements in the hedging reserve in OCI are shown in Note C16, “Equity and Other Comprehensive Income”.

The fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as current assets or liabilities.

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The Company only applies fair value hedge accounting for hedging fixed interest risk on borrowings. Both gains and losses relating to the interest rate swaps hedging fixed rate borrowings and the changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk are recognized in the income statement within Financial expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to the income statement over the remaining period to maturity.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

Financial guarantees

Financial guarantee contracts are initially recognized at fair value (i.e. usually the fee received). Subsequently, these contracts are measured at the higher of:

•	The amount determined as the best estimate of the net expenditure required to settle the obligation according to the guarantee contract

•	The recognized contractual fee less cumulative amortization when amortized over the guarantee period, using the straight-line-method.

The best estimate of the net expenditure comprises future fees and cash flows from subrogation rights.

Inventories

Inventories are measured at the lower of cost or net realizable value on a first-in, first-out (FIFO) basis.

Risks of obsolescence have been measured by estimating market value based on future customer demand and changes in technology and customer acceptance of new products.

A significant part of Inventories is Contract work in Progress(CWIP). Recognition and de recognition of CWIP relates to the Company´s revenue recognition principles meaning that costs incurred under a customer contract are recognized as CWIP. When revenue is recognized CWIP is derecognized and is instead recognized as Cost of Sales.

In Note C2, “Critical Accounting Estimates and Judgments”, a further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

In Note C2, “Critical Accounting Estimates and Judgments”, a further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

Additional disclosure is required in relation to goodwill impairment testing, see Note C2, “Critical Accounting Estimates and Judgments”, below and in Note C10, “Intangible Assets”.

Property, plant and equipment

Property, plant and equipment consist of real estate, machinery and other technical assets, other equipment, tools and installation and construction in process and advance payment, they are stated at cost less accumulated depreciation and any impairment losses.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

Deferred tax is recognized for temporary differences between the book values of assets and liabilities and their tax values and for tax loss carry forwards. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and tax loss carry forwards can be utilized. In the recognition of income taxes, the Company offsets current tax receivables against current tax liabilities and deferred tax assets against deferred tax liabilities in the balance sheet, when the Company has a legal right to offset these items and the intention to do so. Deferred tax is not recognized for the following temporary differences: goodwill not deductible for tax purposes, for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and for differences related to investments in subsidiaries when it is probable that the temporary difference will not reverse in the foreseeable future.

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

In Note C2, “Critical Accounting Estimates and Judgments”, a further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Provisions and contingent liabilities

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

Other provisions include provisions for unresolved tax issues, litigations, supplier claims, customer finance and other provisions. The Company provides for estimated future settlements related to patent infringements based on the probable outcome of each infringement. The actual outcome or actual cost of settling an individual infringement may vary from the Company’s estimate.

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

In Note C2, “Critical Accounting Estimates and Judgments”, a further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

In Note C2, “Critical Accounting Estimates and Judgments”, a further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

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

The reason for this accounting principle of IFRS is that compensation cost is a cost with no direct cash flow impact. The purpose of share-based accounting according to IFRS (IFRS 2) is to present an impact of share-based programs, being part of the total remuneration, in the income statement.

Compensation to employees

Stock purchase plans

For stock purchase plans, compensation costs are recognized during the vesting period, based on the fair value of the Ericsson share at the employee’s investment date. The fair value is based upon the share price at investment date, adjusted for the fact that no dividends will be received on matching shares prior to matching and other features that are non-vesting conditions. The employee pays a price equal to the share price at investment

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

date for the investment shares. The investment date is considered as the grant date. In the balance sheet, the corresponding amounts are accounted for as equity. Vesting conditions are non-market based and affect the number of shares that Ericsson will match. Other features of a share-based payment are non-vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services. In the period when an employee takes a refund of previously made contributions (and stops making further contributions) all remaining compensation expense is recognized. Non-vesting conditions would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. When calculating the compensation costs for shares under performance-based matching programs, the Company at each reporting date assesses the probability that the performance targets are met. Compensation expenses are based on estimates of the number of shares that will match at the end of the vesting period. When shares are matched, social security charges are to be paid in certain countries on the value of the employee benefit. The employee benefit is generally based on the market value of the shares at the matching date. During the vesting period, estimated amounts for such social security charges are expensed and accrued.

Compensation to the board of directors

During 2008, the Parent Company introduced a share-based compensation program as a part of the remuneration to the Board of Directors. The program gives non-employed Directors elected by the General Meeting of Shareholders a right to receive part of their remuneration as a future payment of an amount which corresponds to the market value of a share of class B in the Parent Company at the time of payment, as further disclosed in Note C28, “Information Regarding Members of the Board of Directors, the Group Management and Employees”. The cost for cash settlements is measured and recognized based on the estimated costs for the program on a pro rata basis during the service period, being one year. The estimated costs are remeasured during and at the end of the service period.

Segment reporting

An operating segment is a component of a company whose operating results are regularly reviewed by the Company’s chief operating decision maker, (CODM), to make decisions about resources to be allocated to the segment and assess its performance. Within the Company, the Group Management Team is defined as the CODM function.

The segment presentation, as per each segment is based on the Company’s accounting policies as disclosed in this note. The arm’s length principle is applied in transactions between the segments.

The Company’s segment disclosure about geographical areas is based on in which country transfer of risks and rewards occur.

New standards and interpretations not yet adopted

A number of issued new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2011, and have not been applied in preparing these consolidated financial statements.

Below is a list of standards/interpretations that have been issued, except for amendments related to IFRS 1, ‘First time adoption of International Financial Reporting Standards’ and are effective for the periods starting as from January 1, 2012.

•	Amendment to IAS 12, ‘Income taxes’, on deferred tax.

IAS 12, ‘Income taxes’, currently requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, ‘Investment property’. This amendment therefore introduces an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value.

As a result of the amendments, SIC 21, ‘Income taxes—recovery of revalued non-depreciable assets’, will no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is withdrawn.

•

Amendments to IFRS 7, ‘Financial instruments: Disclosures on derecognition’, This amendment will promote transparency in the reporting of transfer transactions and improve users’ understanding of the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. Earlier application subject to EU endorsement is permitted.

These amendments effective as from January 1, 2012, are not expected to have a significant impact on the Company’s financial result or position.

Below is a list of standards/interpretations that have been issued, except for amendments related to IFRS 1, ‘First time adoption of International Financial Reporting Standards’ and are effective for the periods starting as from January 1, 2013 (except IFRS 9).

•	Amendment to IAS 1, ‘Financial statement presentation’, regarding other comprehensive income.

•

Amendment to IAS 19, ‘Employee benefits’, These amendments eliminate the corridor approach and calculate finance costs on a net funding basis. The Company implemented the immediate recognition of remeasurements in the other comprehensive income in 2006, and therefore the transition to the revised IAS19 applicable starting January 1, 2013 will not have a significant effect on the present obligation. The main issues to address will be the implementation of the net interest cost/gain, which integrates the interest cost and expected return on assets to be based on a common discount rate. The Company will also need to address the taxes to be incorporated into the defined benefit obligation and plan assets, as well as the additional disclosure requirements on financial and demographic assumptions, sensitivity analysis, duration and multi-employer plans.”

•

IFRS 9, ‘Financial instruments’, IFRS 9 is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value.

•

IFRS 10, ‘Consolidated financial statements’, Builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statement of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. This standard is estimated to have a limited impact on the Company. However, the accounting treatment in relation to any new future business or customer contract models might be impacted by IFRS 10.

•

IFRS 11, ‘Joint arrangements’, IFRS 11 is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Proportional consolidation of joint ventures is no longer allowed. The Company does not use the proportionate consolidation method.

•

IFRS 12, ‘Disclosures of interests in other entities’, IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

•

IFRS 13, ‘Fair value measurement’, IFRS 13 does not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

•

IAS 27 (revised 2011), ‘Separate financial statements’, IAS 27 (revised 2011) includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. (see IFRS 10)

•

IAS 28 (revised 2011), ‘Associates and joint ventures’, IAS 28 (revised 2011) includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. (see IFRS 10).

These amendments effective as from January 1, 2013, are not expected to have a significant impact on the Company’s financial result or position.

IFRS 9 is applicable as from January 1, 2015. The EU has not endorsed IAS 12, IFRS 9, 10, 11, 12 or 13, IAS 19, IAS 27 (rev), IAS 28 (rev) or IAS 1 (amended).

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

Following are the most important accounting policies subject to such judgments and the key sources of estimation uncertainty that the Company believes could have the most significant impact on the reported results and financial position.

The information in this note is grouped as per:

•	Key sources of estimation uncertainty.

•	Judgments management has made in the process of applying the Company’s accounting policies.

Revenue recognition

Key sources of estimation uncertainty

Examples of estimates of total contract revenue and cost that are necessary are the assessing of customer possibility to reach conditional purchase volumes triggering contractual discounts to be given to the customer, the impact on the Company revenue in relation to performance criteria and whether any loss provisions shall be made.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Trade and customer finance receivables

Key sources of estimation uncertainty

The Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual receivables will be paid. Total allowances for estimated losses as of December 31, 2011, were SEK 1.0 (1.1) billion or 1.4% (1.6%) of gross trade and customer finance receivables.

Credit risks for outstanding customer finance credits are regularly assessed as well, and allowances are recorded for estimated losses.

Inventory valuation

Key sources of estimation uncertainty

Inventories are valued at the lower of cost and net realizable value. Estimates are required in relation to forecasted sales volumes and inventory balances. In situations where excess inventory balances are identified, estimates of net realizable values for the excess volumes are made. Inventory allowances for estimated losses as of December 31, 2011, amounted to SEK 3.3 (3.1) billion or 9% (10%) of gross inventory.

Investments in joint ventures and associated companies

Key sources of estimation uncertainty

Impairment testing of total carrying value of each item of “Equity in joint ventures and associated companies” is performed after initial recognition, whenever there is an indication of impairment. Information regarding information used for impairment tests is provided by respective joint venture and associated company. Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges. An impairment in a JV or associated company may not always affect the Company in the same way depending on accounting standard used, initial recognition of assets and liabilities or other differences.

At December 31, 2011, the amount of joint ventures and associated companies amounted to SEK 6.0 (9.8) billion.

Assets held for sale

Judgments made in relation to accounting policies applied

Whether an asset is held for sale requires management’s judgments. If an asset is held for sale it must also be evaluated as from which date.

On February 15, 2012 the sale of Sony Ericsson Mobile to Sony was closed. The sale was announced on October 27, 2011. This investment was accounted for under the equity method. Under this method the Company’s share of the profit or loss of an investee is recognized by the Company. It has been determined that the use of the quarterly financial statements issued by Sony Ericsson Mobile results in the most relevant and reliable share of the profit or losses of the investee.

Subsequent to the date of the announcement Sony Ericsson Mobile issued financial statements as of Dec 31, 2011. Consequently, the equity method has been applied for the full year, including the period subsequent to the announcement. The Company’s share of the losses of Sony Ericsson Mobile for the 12 months period ended

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

December 31, 2011 amounts to SEK –1.1 billion. This has resulted in a carrying value of the investment amounting to SEK 1.4 billion as of December 31, 2011. The divestment has resulted in a gain of approximately SEK 7.5 billion, to be recognized in the first quarter of 2012 and reported under Other operating income and expenses.

Deferred taxes

Key sources of estimation uncertainty

Deferred tax assets and liabilities, are recognized for temporary differences and for tax loss carry-forwards. Deferred tax is recognized net of valuation allowances. The valuation of temporary differences and tax loss carry-forwards, is based on management’s estimates of future taxable profits in different tax jurisdictions against which the temporary differences and loss carry-forwards may be utilized.

The largest amounts of tax loss carry-forwards are reported in Sweden, with an indefinite period of utilization (i.e. with no expiry date). For further detailed information, please refer to Note C8, “Taxes”.

At December 31, 2011, the value of deferred tax assets amounted to SEK 13.0 (12.7) billion. The deferred tax assets related to loss carry-forwards are reported as non-current assets.

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

Acquired intellectual property rights and other intangible assets, including goodwill

Key sources of estimation uncertainty

At initial recognition, future cash flows are estimated, to ensure that the initial carrying values do not exceed the expected discounted cash flows for the items of this type of assets. After initial recognition, impairment testing is performed whenever there is an indication of impairment, except for goodwill for which impairment testing is performed at least once per year. Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges. One source of uncertainty related to future cash flows is long-term movements in exchange rates.

For further discussion on goodwill, see Note C1, “Significant Accounting Policies” and Note C10, “Intangible Assets”. Estimates related to acquired intangible assets are based on similar assumptions and risks as for goodwill.

At December 31, 2011, the amount of acquired intellectual property rights and other intangible assets amounted to SEK 40.5 (43.8) billion, including goodwill of SEK 27.4 (27.2) billion. An impairment charge of SEK 0.0 (0.9) billion was recognized as a part of the restructuring program. Under this program decisions were taken to phase out certain products. The impairment charge relates to balances for these products. The Company has also recognized goodwill in ST-Ericsson of SEK 1.3 (1.3) billion, as disclosed in Note C12, “Financial Assets, Non-Current”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

Provisions

Warranty provisions

Key sources of estimation uncertainty

Provisions for product warranties are based on current volumes of products sold still under warranty and on historic quality rates for mature products as well as estimates and assumptions on future quality rates for new products and estimates of costs to remedy the various qualitative issues that might occur. Total provisions for product warranties as of December 31, 2011, amounted to SEK 1.8 (2.5) billion.

Provisions other than warranty provisions

Key sources of estimation uncertainty

Provisions, other than warranty provisions, mainly comprise amounts related to contractual obligations and penalties to customers and estimated losses on customer contracts, restructuring, risks associated with patent and other litigations, supplier or subcontractor claims and/or disputes, as well as provisions for unresolved income tax and value added tax issues. The estimates related to the amounts of provisions for penalties, claims or losses receive special attention from the management. At December 31, 2011, provisions other than warranty commitments amounted to SEK 4.4 (7.3) billion. For further detailed information, see Note C18, “Provisions”.

Judgments made in relation to accounting policies applied

Whether a present obligation is probable or not requires judgment. The nature and type of risks for these provisions differ and management’s judgment is applied regarding the nature and extent of obligations in deciding if an outflow of resources is probable or not.

Contingent liabilities

Key sources of estimation uncertainty

As disclosed under ‘Provisions other than warranty provisions’ there are uncertainties in the estimated amounts. The same type of uncertainty exists for contingent liabilities.

Judgments made in relation to accounting policies

As disclosed under Note C1, “Significant Accounting Policies” a potential obligation that is not probable to result in an economic outflow is classified as a contingent liability, with no impact on the Company’s financial statements. Should, however, an obligation in a later period be deemed to be probable, then a provision shall be recognized, impacting the financial statements.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Pension and other post-employment benefits

Key sources of estimation uncertainty

Accounting for the costs of defined benefit pension plans and other applicable post-employment benefits is based on actuarial valuations, relying on key estimates for discount rates, expected return on plan assets, future salary increases, employee turnover rates and mortality tables. The discount rate assumptions are based on rates for high-quality fixed-income investments with durations as close as possible to the Company’s pension plans. Expected returns on plan assets consider long-term historical returns, allocation of assets and estimates of future long-term investment returns. At December 31, 2011, defined benefit obligations for pensions and other post-employment benefits amounted to SEK 36.4 (28.7) billion and fair value of plan assets to SEK 28.0 (25.4) billion. For more information on estimates and assumptions, see Note C17, “Post-Employment Benefits”.

Financial instruments, hedge accounting and foreign exchange risks

Key sources of estimation uncertainty

Foreign exchange risk in highly probable sales and purchases in future periods are hedged using foreign exchange derivative instruments designated as cash-flow hedges. Forecasts are based on estimations of future transactions. A forecast is therefore per definition uncertain to some degree.

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

C3    SEGMENT INFORMATION

Operating segments

When determining Ericsson’s operating segments, consideration has been given to which markets and what type of customers the products and services aim to attract as well as the distribution channels they are sold through. Commonality regarding technology, research and development has also been taken into account. To best reflect the business focus and to facilitate comparability with peers, five operating segments are reported:

•	Networks

•	Global Services

•	Multimedia

•	Sony Ericsson

•	ST-Ericsson

Networks delivers products and solutions for mobile and fixed broadband access, core networks, and transmission. The offering includes:

•	Radio access solutions that interconnect with devices such as mobile phones, tablets and PCs, supporting all major standardized mobile technologies.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

•	Fixed access solutions for both fiber and copper, such as GPON and xDSL, increasing customers’ ability to modernize fixed networks to enable IP-based services with high bandwidth.

•	IP core network solutions (switching, routing and control) include softswitches, IP infrastructure for edge and core routing, IP Multimedia Subsystem (IMS) and media gateways.

•	Transmission/backhaul: microwave (MINI-LINK) and optical transmission solutions for mobile and fixed networks.

•

Operations Support Systems (OSS), supporting operators’ management of existing networks as well as introduction of new network architectures, technologies and services. OSS includes tools for configuration, performance monitoring, security management, inventory management and software upgrades.

Global Services delivers managed services, consulting and systems integration, customer support and network rollout services. The offering includes:

•

Managed services, comprising solutions for network design and planning, network operations (the management of day-to-day operations of customer networks), field operations and site maintenance, network sharing solutions as well as shared solutions such as hosting of platforms and applications.

•

Consulting and Systems integration: technology and operational consulting, integration of multi-vendor equipment, design and integration of new solutions and handling of technology change and transformation programs, learning services and optimization services ensuring the best possible user experience. Industry-specific solutions for vertical industries are also included.

•	Product-related Services: network rollout services, customer support and network optimization services (optimization for performance and energy).

Multimedia provides enablers and applications for operators. The offering includes:

•	Operations Support Systems: provisioning, device management and mediation solutions.

•	Business Support Systems: revenue management (prepaid, post-paid, convergent charging and billing) and customer care solutions.

•

TV solutions: a suite of open, standards-based products that provide high-quality digital TV including IPTV, HDTV and interactive TV applications: the offering includes a complete IPTV network infrastructure solution optimized for multi-stream HD-IPTV: video compression, on-demand solutions, content management systems, advertising and interactive TV applications for operators, service providers, advertisers and content providers.

•

Consumer and business applications: solutions include service exposure, messaging, social media connectivity and location-based services. Enterprise market solutions include converged business communication solutions such as the Ericsson Business Communication Suite (BCS).

•	M-Commerce solutions: including brokering solutions that facilitate payment and distribution of content, and Ericsson Money Services for end-to-end mobile financial services.

Sony Ericsson, the joint venture delivers innovative and feature-rich mobile phones and accessories. In October 2011, Ericsson announced the divestment to Sony Corporation of its share in the 50/50 joint venture.

ST-Ericsson, the joint venture develops semiconductors and wireless platforms for GSM, EDGE, WCDMA, HSPA, TD-SCDMA and LTE to handset manufacturers, as well as to mobile operators and other device manufacturers.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Sony Ericsson and ST-Ericsson’s results are reported according to the equity method under “Share in earnings of joint ventures and associated companies” in the income statement.

Unallocated

Some revenues, costs, assets and liabilities are not identified as part of any operating segment and are therefore not allocated. Examples of such items are costs for corporate staff, IT costs and general marketing costs.

Regions

The Regions are the Company’s primary sales channel. The Company operates worldwide and reports its operations divided into ten regions.

Other includes sales of for example embedded modules, cables, power modules as well as licensing and IPR.

•	North America

•	Latin America

•	Northern Europe & Central Asia

•	Western and Central Europe

•	Mediterranean

•	Middle East

•	Sub-Saharan Africa

•	India

•	China & North East Asia

•	South East Asia & Oceania

•	Other

Major customers

The Company does not have any customer for which revenues from transactions have exceeded 10% of the Company’s total revenues for the years 2011, 2010 or 2009.

We derive most of the sales from large, multi-year agreements with a limited number of significant customers. Out of a customer base of approximately 400, mainly network operators, the 10 largest customers account for 44% (46%) of net sales. The largest customer accounted for approximately 7% (8%) of sales in 2011. For more information, see Risk Factors, “Market, Technology and Business Risks”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Operating segments

2011	Networks	Global Services	Multimedia	Sony Ericsson	ST- Ericsson	Total Segments	Unallocated	Eliminations1)	Group
Segment sales	131,596	83,854	10,629	46,866	9,232	282,177	—	–56,098	226,079
Inter-segment sales	799	30	13	126	1,461	2,429	—	–1,587	842

Net sales	132,395	83,884	10,642	46,992	10,693	284,606	—	–57,685	226,921

Operating income	17,295	5,544	–504	–1,854	–5,461	15,020	–501	3,381	17,900

Operating margin (%)	13%	7%	–5%	–4%	–51%	5%			8%
Financial income									2,882
Financial expenses									–2,661

Income after financial items									18,121

Taxes									–5,552

Net income									12,569

Other segment items
Share in earnings of joint ventures and associated companies	87	28	4	–1,199	–2,730	–3,810	32	—	–3,778
Amortization	–4,192	–481	–792	–1	–867	–6,333	—	868	–5,465
Depreciation	–2,783	–532	–184	–647	–823	–4,969	—	1,470	–3,499
Impairment losses	–50	–23	–12	—	–283	–368	—	283	–85
Reversals of impairment losses	12	—	1	—	—	13	—	—	13
Restructuring expenses	–1,600	–1,363	–143	–838	–280	–4,224	–78	1,118	–3,184
Gains/losses from divestments	–6	—	—	—	—	–6	164	—	158

1)	All segment sales are presented, but as Sony Ericsson and ST-Ericsson sales are accounted for in accordance with the equity method, their sales are eliminated in the Eliminations column.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Operating segments

2010	Networks	Global Services	Multimedia	Sony Ericsson	ST- Ericsson	Total Segments	Unallocated	Eliminations1)	Group
Segment sales	111,459	80,117	10,504	60,118	13,116	275,314	—	–73,234	202,080
Inter-segment sales	1,249	6	13	60	3,403	4,731	—	–3,463	1,268

Net sales	112,708	80,123	10,517	60,178	16,519	280,045	—	–76,697	203,348

Operating income	12,481	6,513	–643	1,523	–3,527	16,347	–805	913	16,455

Operating margin (%)	11%	8%	–6%	3%	–21%	6%	—	—	8%
Financial income									1,047
Financial expenses									–1,719

Income after financial items									15,783

Taxes									–4,548

Net income									11,235

Other segment items
Share in earnings of joint ventures and associated companies	–64	–17	–2	664	–1,763	–1,182	10	—	–1,172
Amortization	–4,554	–303	–806	–25	–930	–6,618	—	955	–5,663
Depreciation	–2,600	–555	–144	–731	–1,022	–5,052	—	1,753	–3,299
Impairment losses	–675	–276	–52	—	–61	–1,064	—	61	–1,003
Reversals of impairment losses	9	2	1	—	—	12	—	—	12
Restructuring expenses	–3,915	–2,675	–207	–402	–536	–7,735	–17	938	–6,814
Gains/losses from divestments	154	53	92	—	—	299	59	—	358

1)	All segment sales are presented, but as Sony Ericsson and ST-Ericsson sales are accounted for in accordance with the equity method, their sales are eliminated in the Eliminations column.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Operating segments

2009	Networks1)		Global Services1)		Multimedia	Sony Ericsson	ST- Ericsson	Total Segments	Unallocated	Eliminations2)	Group
Segment sales	113,339		79,038		12,996	71,984	13,535	290,892	—	–85,519	205,373
Inter-segment sales	746		82		276	164	5,731	6,999	—	–5,895	1,104

Net sales	114,085		79,120		13,272	72,148	19,266	297,891	—	–91,414	206,477

Operating income	7,598	3)	6,271	4)	655	–10,820	–2,615	1,089	–855	5,684	5,918

Operating margin (%)	7%		8%		5%	–15%	–14%	0%	—	—	3%
Financial income											1,874
Financial expenses											–1,549

Income after financial items											6,243

Taxes											–2,116

Net income											4,127

Other segment items
Share in earnings of joint ventures and associated companies	37		33		–1	–5,693	–1,762	–7,386	–14	—	–7,400
Amortization	–2,673		–574		–910	–165	–828	–5,150	—	941	–4,209
Depreciation	–2,768		–627		–155	–1,124	–997	–5,671	—	2,121	–3,550
Impairment losses	–4,333	3)	—		–80	—	–46	–4,459	—	46	–4,413
Reversals of impairment losses	38		9		2	—	—	49	—	—	49
Restructuring expenses	–8,358	3)	–2,434		–385	–1,754	–890	–13,821	–82	2,644	–11,259
Gains/losses from divestments	10		777	4)	41	—	47	875	–32	—	843

1)	Amounts for 2009 have been restated to be consistent with the segment allocation method applied as from 2010.
2)	All segment sales are presented, but as Sony Ericsson and ST-Ericsson sales are accounted for in accordance with the equity method, their sales are eliminated in the Eliminations column.
3)	Including impairment losses related to restructuring activities of SEK 4.3 billion.
4)	In Q2 2009, the TEMS business was divested, resulting in a capital gain of SEK 0.8 billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Regions

	Net sales			Non-current assets3)
	2011	2010	2009	2011	2010	2009
North America	48,785	49,473	23,912	6,296	7,251	8,359
Of which the United States	46,519	46,104	21,538	6,020	6,977	8,100
Latin America	21,982	17,882	20,025	2,268	1,998	2,066
Northern Europe & Central Asia1)2)	15,225	12,171	11,981	41,008	42,112	44,091
Western & Central Europe2)	19,030	19,868	22,459	5,097	8,629	11,713
Mediterranean	23,807	22,628	25,161	1,395	1,523	1,352
Middle East	15,461	15,099	18,250	42	84	115
Sub-Saharan Africa	10,163	9,194	15,341	79	51	49
India	9,762	8,626	15,262	355	262	225
China & North East Asia	38,209	25,965	25,960	3,939	3,795	988
Of which China	17,546	14,633	18,455	1,496	1,013	903
South East Asia & Oceania	13,870	14,902	20,849	318	351	417
Other1)2)	10,627	7,540	7,277	—	—	—

Total	226,921	203,348	206,477	60,797	66,056	69,375

1) Of which Sweden	3,882	4,237	4,096	40,415	41,683	43,574
2) Of which EU	43,960	43,707	49,313	44,786	46,563	49,158

3)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.

For employee information, see Note C28, “Information Regarding Members of the Board of Directors, the Group Management and Employees”.

C4    NET SALES

Net sales

	2011	2010	2009
Sales of products and network rollout services	161,882	140,222	145,873
Of which:
Delivery-type contracts	161,882	140,156	144,908
Construction-type contracts	—	66	965
Professional Services sales	58,834	58,529	56,123
License revenues	6,205	4,597	4,481

Net sales	226,921	203,348	206,477
Export sales from Sweden	116,507	100,070	94,829

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

C5    EXPENSES BY NATURE

Expenses by nature

	2011	2010	2009
Goods and services	142,221	130,725	124,627
Employee remuneration	58,905	57,183	54,877
Amortization and depreciation	8,964	8,962	7,759
Impairments and obsolescence allowances, net of reversals	1,363	966	5,637
Financial expenses	2,661	1,719	1,549
Taxes	5,552	4,548	2,116
Expenses incurred	219,666	204,103	196,565

Inventory changes1)	3,417	8,465	–4,784
Additions to Capitalized development	1,515	1,647	1,443

Expenses charged to the Income Statement	214,734	193,991	199,906

1)	The inventory changes are based on changes of gross inventory values prior to obsolescence allowances.

Total restructuring charges in 2011 were SEK 3.2 (6.8) b.

Restructuring charges are included in the expenses presented above.

Restructuring charges by function

	2011	2010	2009
Cost of sales	1,231	3,354	4,180
R&D expenses	561	1,682	6,045
Selling and administrative expenses	1,392	1,778	1,034

Total restructuring charges	3,184	6,814	11,259

C6    OTHER OPERATING INCOME AND EXPENSES

Other operating income and expenses

	2011	2010	2009
Gains on sales of intangible assets and PP&E	65	301	193
Losses on sales of intangible assets and PP&E	–64	–422	–126
Gains on sales of investments and operations	210	577	962
Losses on sales of investments and operations	–52	–219	–119

Capital gains/losses, net	159	237	910

Other operating revenues	1,119	1,766	2,172

Total other operating income and expenses	1,278	2,003	3,082

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

C7    FINANCIAL INCOME AND EXPENSES

Financial income and expenses

	2011		2010		2009
	Financial income	Financial expenses	Financial income	Financial expenses	Financial income	Financial expenses
Contractual interest on financial assets	1,940	—	811	—	1,287	—
Of which on financial assets at fair value through profit or loss	1,381	—	304	—	814	—
Contractual interest on financial liabilities	—	–1,706	—	–1,315	—	–1,616
Net gain/loss on:
Instruments at fair value through profit or loss1)	1,062	–591	295	–206	635	155
Of which included in fair value hedge relationships	—	–175	—	151	—	155
Loans and receivables	–132	—	–68	—	–53	—
Liabilities at amortized cost	—	–105	—	–4	—	–2
Other financial income and expenses	12	–259	9	–194	5	–86

Total	2,882	–2,661	1,047	–1,719	1,874	–1,549

1)	Excluding net gain from operating assets and liabilities, SEK 51 million (net gain of SEK 1,528 million in 2010, net gain of SEK 2,247 million in 2009), reported as Cost of Sales.

C8    TAXES

The Company’s tax expense for 2011 was SEK 5,552 (4,548) million or 30.6% (28.8%) of income after financial items. The tax rate may vary between years depending on business and geographical mix. The effective tax rate excluding joint ventures and associated companies was 26.4% (25.7%) mainly due to lower statutory tax rates for the joint ventures and that they reported losses.

Income taxes recognized in the income statement

	2011	2010	2009
Current income taxes for the year	–4,642	–4,635	–4,605
Current income taxes related to prior years	283	–35	441
Deferred tax income/expense (–)	–1,433	307	661

Sub total	–5,792	–4,363	–3,503
Share of taxes in joint ventures and associated companies	240	–185	1,387

Tax expense	–5,552	–4,548	–2,116

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

A reconciliation between reported tax expense for the year and the theoretical tax expense that would arise when applying statutory tax rate in Sweden, 26.3%, on the consolidated income before taxes, is shown in the table below.

Reconciliation of swedish income tax rate with effective tax rate

	2011	2010	2009
Expected tax expense at Swedish tax rate 26.3%	–4,767	–4,150	–1,643
Effect of foreign tax rates	–1,126	–405	–812
Of which joint ventures and associated companies	–754	–467	–550
Current income taxes related to prior years	283	–35	441
Recognition/remeasurement of tax loss carry-forwards	224	–257	8
Recognition/remeasurement of deductible temporary differences	81	172	267
Tax effect of non-deductible expenses	–768	–830	–1,155
Tax effect of non-taxable income	521	880	630
Tax effect of changes in tax rates	—	77	148

Tax expense	–5,552	–4,548	–2,116

Effective tax rate	30.6%	28.8%	33.9%

Deferred tax balances

Deferred tax assets and liabilities are derived from the balance sheet items as shown in the table below.

Tax effects of temporary differences and tax loss carry-forwards

	2011			2010
	Deferred tax assets	Deferred tax liabilities	Net balance	Deferred tax assets	Deferred tax liabilities	Net balance
Intangible assets and property, plant and equipment	968	2,941		543	3,725
Current assets	3,193	100		3,398	110
Post-employment benefits	2,233	618		1,163	636
Provisions	1,441	23		2,019	12
Other	3,423	64		3,989	—
Loss carry-forwards	3,258	—		3,537	—

Deferred tax assets/liabilities	14,516	3,746	10,770	14,649	4,483	10,166
Netting of assets/liabilities	–1,496	–1,496		–1,912	–1,912

Deferred tax balances, net	13,020	2,250	10,770	12,737	2,571	10,166

Changes in deferred taxes, net

	2011	2010
Opening balance, net	10,166	12,057
Recognized in net income	–1,433	307
Recognized in other comprehensive income	2,158	–1,120
Acquisitions/disposals of subsidiaries	53	–606
Currency translation differences	–174	–472

Closing balance, net	10,770	10,166

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Tax effects reported directly in Other Comprehensive Income amount to SEK 2,158 (–1,120) million, of which actuarial gains and losses related to pensions SEK 1,809 (–836) million, cash flow hedges SEK 350 (–183) million and deferred tax on gains/losses on hedges on investments in foreign entities SEK –1 (–101) million.

Deferred tax assets are only recognized in countries where the Company expects to be able to generate corresponding taxable income in the future to benefit from tax reductions.

Significant tax loss carry-forwards are related to countries with long or indefinite periods of utilization, mainly Sweden and Germany. Of the total SEK 3,258 million recognized deferred tax assets related to tax loss carry-forwards, SEK 2,218 million relates to Sweden with indefinite periods of utilization. Due to the Company’s strong current financial position and taxable income during 2011, Ericsson has been able to utilize part of its tax loss carry-forwards during the year and in addition to this been able to recognize part of earlier not recognized loss carry-forwards. The assessment is that Ericsson will be able to generate sufficient income in the coming years to also utilize the remaining part of the recognized amounts.

Investments in subsidiaries

Due to losses in certain subsidiaries, the book value of certain investments in those subsidiaries are less than the tax value of these investments. Since deferred tax assets have been reported with respect also to losses in these companies, and due to the uncertainty as to which deductions can be realized in the future, no additional deferred tax assets are reported.

Tax loss carry-forwards

Deferred tax assets regarding tax loss carry-forwards are reported to the extent that realization of the related tax benefit through future taxable profits is probable also when considering the period during which these can be utilized, as described below.

As of December 31, 2011, the recognized tax loss carry-forwards amounted to SEK 12,657 (13,030) million. The tax value of these tax loss carry-forwards is reported as an asset.

The final years in which the recognized loss carry-forwards can be utilized are shown in the following table.

Tax loss carry-forwards year of expiration

Year of expiration	Tax loss carry-forwards	Tax value
2012	37	9
2013	239	67
2014	372	105
2015	233	66
2016	391	112
2017 or later	11,385	2,899

Total	12,657	3,258

Tax loss carry-forwards of Sony Ericsson and ST-Ericsson are not included, as they are recognized in accordance with the equity method.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

In addition to the table above there are loss carry-forwards of SEK 7,375 million at a tax value of SEK 1,502 million that have not been recognized due to judgments of the possibility to be used against future taxable profits in the respective jurisdictions. These loss carry-forwards have an expiration date in excess of five years.

C9    EARNINGS PER SHARE

Earnings per share 2009–2011

	2011	2010	2009
Basic
Net income attributable to stockholders of the Parent Company (SEK million)	12,194	11,146	3,672
Average number of shares outstanding, basic (millions)	3,206	3,197	3,190
Earnings per share, basic (SEK)	3.80	3.49	1.15

Diluted
Net income attributable to stockholders of the Parent Company (SEK million)	12,194	11,146	3,672
Average number of shares outstanding, basic (millions)	3,206	3,197	3,190
Dilutive effect for stock purchase plans	27	29	22
Average number of shares outstanding, diluted (millions)	3,233	3,226	3,212
Earnings per share, diluted (SEK)	3.77	3.46	1.14

C10    INTANGIBLE ASSETS

Intangible assets 2011

	Capitalized development expenses				Goodwill	Intellectual property rights (IPR), trademarks and other intangible assets
	To be marketed	For internal use		Total	Total	Trademarks, customer relationships and similar rights	Patents and acquired R&D	Total
		Acquired costs	Internal costs
Cost
Opening balance	6,610	2,213	1,478	10,301	27,151	13,582	25,330	38,912
Acquisitions/capitalization	1,515	—	—	1,515	—	237	354	591
Balances regarding acquired businesses1)	—	—	—	—	260	382	—	382
Sales/disposals	—	—	—	—	–2	–20	–20	–40
Translation difference	—	—	—	—	46	7	25	32

Closing balance	8,125	2,213	1,478	11,816	27,455	14,188	25,689	39,877

Accumulated amortization
Opening balance	–2,526	–1,775	–1,184	–5,485	—	–3,937	–13,103	–17,040
Amortization	–661	–200	–134	–995	—	–1,538	–2,932	–4,470
Sales/disposals	—	—	—	—	1	15	13	28
Translation difference	—	—	—	—	—	–42	–56	–98

Closing balance	–3,187	–1,975	–1,318	–6,480	1	–5,502	–16,078	–21,580

Accumulated impairment losses
Opening balance	–1,714	–55	–37	–1,806	—	—	–5,214	–5,214
Impairment losses	–7	—	—	–7	–18	—	—	—

Closing balance	–1,721	–55	–37	–1,813	–18	—	–5,214	–5,214

Net carrying value	3,217	183	123	3,523	27,438	8,686	4,397	13,083

1)	For more information on acquired businesses, see Note C26, “Business Combinations”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Intangible assets 2010

	Capitalized development expenses				Goodwill	Intellectual property rights (IPR), trademarks and other intangible assets
	To be marketed	For internal use		Total	Total	Trademarks, customer relationships and similar rights	Patents and acquired R&D	Total
		Acquired costs	Internal costs
Cost
Opening balance	5,221	2,060	1,376	8,657	27,375	10,624	24,898	35,522
Acquisitions/capitalization	1,389	153	102	1,644	—	521	—	521
Balances regarding acquired businesses1)	—	—	—	—	1,256	2,800	1,025	3,825
Sales/disposals	—	—	—	—	—	—	–55	–55
Translation difference	—	—	—	—	–1,480	–363	–538	–901

Closing balance	6,610	2,213	1,478	10,301	27,151	13,582	25,330	38,912

Accumulated amortization
Opening balance	–2,104	–1,630	–1,087	–4,821	—	–2,639	–9,875	–12,514
Amortization	–422	–145	–97	–664	—	–1,450	–3,549	–4,999
Sales/disposals	—	—	—	—	—	—	27	27
Translation difference	—	—	—	—	—	152	294	446

Closing balance	–2,526	–1,775	–1,184	–5,485	—	–3,937	–13,103	–17,040

Accumulated impairment losses
Opening balance	–1,665	–55	–37	–1,757	—	—	–4,269	–4,269
Impairment losses2)	–49	—	—	–49	—	—	–945	–945

Closing balance	–1,714	–55	–37	–1,806	—	—	–5,214	–5,214

Net carrying value	2,370	383	257	3,010	27,151	9,645	7,013	16,658

1)	For more information on acquired businesses, see Note C26, “Business Combinations”.
2)	The write-down (impairment charge) of SEK 0.9 billion is a consequence of the restructuring program decision to phase out certain products.

The goodwill is allocated to the operating segments Networks SEK 16.7 (16.5) billion, Global Services SEK 4.1 (4.1) billion and Multimedia SEK 6.6 (6.6) billion.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

The assumptions regarding industry specific market drivers and market growth are approved by group management and each operating segment’s management. These assumptions are based on industry sources as input to the projections made within the Company for the development 2012–2016 for key industry parameters:

•

The number of global mobile subscriptions is estimated to grow from around 6.8 billion by the end of 2012 to around 8.4 billion by the end of 2016. Of these, almost 5 billion will be a mobile broadband subscriptions. Some hundred millions of these mobile broadband subscriptions (approximately 600 million 2016) will use mobile PC/ tablets, but the vast majority, around 4.1 billion, will use mobile phones to access the internet.

•	Fixed broadband subscriptions will grow from around 600 million by the end of 2012 to around 740 million in 2016. Fixed broadband includes Fiber, Cable and xDSL

•

Mobile traffic volume is estimated to increase (around 10 times 2011–2016, around 6 times 2012–2016), while the fixed Internet traffic is estimated to increase (around 4 times 2011–2016, around 3 times 2012–2016), however from a much larger base.

•

Mobile PC includes USB dongles and embedded modules for CDMA2000 EV-DO, HSPA, LTE, Mobile WiMax and TDSCDMA and can also be used for fixed applications. Mobile Broadband includes CDMA2000 EV-DO, HSPA, LTE, Mobile WiMax and TDSCDMA. It includes handsets, USB dongles and embedded modules. The vast majority is handsets.

The demand for multimedia solutions is driven by the opportunities for new types of service offerings enabled by IP technology and high-speed broadband. There is strong IPTV subscriber growth, rapid growth in digital viewing and on-demand services. The development and build out of Mobile Broadband networks and increasing number of mobile broadband subscriptions drives growth in service introduction and traffic. This puts high demand on implementation and systems integration services as well as charging and payment systems. The Business Support Systems’ growth is driven by introduction of new services, new business models and price plans.

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

The impairment testing is based on specific estimates for the first five years and with a reduction of nominal annual growth rate to an average GDP growth of 3% (3%) per year thereafter. The impairment tests for goodwill did not result in any impairment.

A number of sensitivity tests have been made, for example applying lower levels of revenue and operating income. Also when applying these estimates no goodwill impairment is indicated.

An after-tax discount rate of 8% (8%) has for all cash generating units been applied for the discounting of projected after-tax cash flows. The assumptions for 2010 are disclosed in Note C10, “Intangible Assets” in the Annual Report of 2010.

The Company’s discounting is based on after-tax future cash flows and after-tax discount rates. This discounting is not materially different from a discounting based on before-tax future cash flows and before-tax discount rates, as required by IFRS.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

In Note C1, “Significant Accounting Policies”, and Note C2, “Critical Accounting Estimates and Judgments”, further disclosures are given regarding goodwill impairment testing.

C11    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment 2011

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	4,238	5,004	18,576	814	28,632
Additions	265	400	1,910	2,419	4,994
Balances regarding divested/acquired businesses	146	37	75	—	258
Sales/disposals	–147	–354	–952	–524	–1,977
Reclassifications	142	169	1,116	–1,427	—
Translation difference	–3	–21	–62	20	–66

Closing balance	4,641	5,235	20,663	1,302	31,841

Accumulated depreciation
Opening balance	–1,869	–3,377	–13,695	—	–18,941
Depreciation	–415	–571	–2,513	—	–3,499
Balances regarding divested businesses	—	—	1	—	1
Sales/disposals	74	435	1,085	—	1,594
Reclassifications	36	–4	–32	—	—
Translation difference	9	32	60	—	101

Closing balance	–2,165	–3,485	–15,094	—	–20,744

Accumulated impairment losses
Opening balance	–43	–95	–119	—	–257
Impairment losses	—	–48	–12	—	–60
Reversals of impairment losses	—	—	13	—	13
Sales/disposals	—	—	1	—	1
Translation difference	—	–5	–1	—	–6

Closing balance	–43	–148	–118	—	–309

Net carrying value	2,433	1,602	5,451	1,302	10,788

Contractual commitments for the acquisition of property, plant and equipment as per December 31, 2011, amounted to SEK 226 (303) million.

The reversal of impairment losses have been reported under Cost of sales.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Property, plant and equipment 2010

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	4,217	5,298	18,087	578	28,180
Additions	283	411	1,480	1,512	3,686
Balances regarding divested/acquired businesses	14	4	473	–5	486
Sales/disposals	–102	–543	–1,449	–148	–2,242
Reclassifications	87	190	817	–1,094	—
Translation difference	–261	–356	–832	–29	–1,478

Closing balance	4,238	5,004	18,576	814	28,632

Accumulated depreciation
Opening balance	–1,692	–3,557	–13,058	—	–18,307
Depreciation	–361	–629	–2,309	—	–3,299
Balances regarding divested businesses	–2	–3	–297	—	–302
Sales/disposals	60	553	1,384	—	1,997
Reclassifications	4	9	–13	—	—
Translation difference	122	250	598	—	970

Closing balance	–1,869	–3,377	–13,695	—	–18,941

Accumulated impairment losses
Opening balance	–45	–91	–131	—	–267
Impairment losses	—	–6	–3	—	–9
Reversals of impairment losses	—	—	12	—	12
Sales/disposals	—	—	—	—	—
Translation difference	2	2	3	—	7

Closing balance	–43	–95	–119	—	–257

Net carrying value	2,326	1,532	4,762	814	9,434

Contractual commitments for the acquisition of property, plant and equipment as per December 31, 2010, amounted to SEK 303 (236) million.

The reversal of impairment losses have been reported under Cost of sales.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

C12    FINANCIAL ASSETS, NON-CURRENT

Equity in joint ventures and associated companies

	Joint ventures				Associated companies				Total	Total
	2011		2010		2011		2010		2011	2010
Opening balance	8,648		10,317		1,155		1,261		9,803	11,578
Share in earnings	–3,929		–1,099		151		–73		–3,778	–1,172
Taxes	241		–181		–1		–4		240	–185
Translation difference	–126		–391		66		–47		–60	–438
Change in hedge reserve	4		22		—		—		4	22
Pensions	–175		–20		—		—		–175	–20
Dividends	—		—		–177		–119		–177	–119
Contributions to joint ventures and associated companies	—		—		109		138		109	138
Reclassification	—		—		–1		–1		–1	–1

Closing balance	4,663	1)	8,648	1)	1,302	2)	1,155	2)	5,965	9,803

1)	Including goodwill for ST-Ericsson of SEK 1.3 (1.3) billion.
2)	Goodwill, net, amounts to SEK 13.5 (16.0) million.

Ericsson’s share of assets, liabilities and income in joint venture sony ericsson mobile communications AB

	2011	2010	2009
Non-current assets	5,040	3,622	4,003
Current assets	8,745	9,904	12,790
Non-current liabilities	285	592	130
Current liabilities	12,172	10,533	14,675

Net assets	1,328	2,401	1,988

Net sales	23,496	30,089	36,074
Income after financial items	–1,095	705	–5,540
Income taxes	85	–231	1,252

Net income	–1,010	474	–4,288

Net income attributable to:
Stockholders of the Parent Company	–1,114	433	–4,441
Non-controlling interest	104	41	153
Assets pledged as collateral	1	—	182
Contingent liabilities	37	16	17

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Ericsson’s share of assets, liabilities and income in associated company Ericsson Nikola Tesla D.D.1)

	2011	2010	2009
Non-current assets	113	92	311
Current assets	574	749	754
Non-current liabilities	1	2	3
Current liabilities	197	209	240

Net assets	489	630	822

Net sales	693	784	994
Income after financial items	13	17	90
Income taxes	3	–1	1

Net income	16	16	91

Net income attributable to:
Stockholders of the Parent Company	16	16	91
Non-controlling interest	—	—	—
Assets pledged as collateral	4	4	5
Contingent liabilities	80	43	151

1)	Ericsson’s share is 49.07%.

All three companies apply IFRS in the reporting to Ericsson as issued by IASB.

Ericsson’s share of assets, liabilities and income in joint venture ST-Ericsson

	2011	2010	2009
Non-current assets	6,855	6,673	7,238
Current assets	1,514	2,249	3,856
Non-current liabilities	397	214	129
Current liabilities	4,695	2,519	2,691

Net assets	3,277	6,189	8,274

Net sales	5,346	8,260	9,633
Income after financial items	–2,730	–1,762	–1,762
Income taxes	156	50	136

Net income	–2,574	–1,712	–1,626

Net income attributable to:
Stockholders of the Parent Company	–2,574	–1,713	–1,626
Non-controlling interest	—	1	—
Assets pledged as collateral	3	3	—
Contingent liabilities	—	—	6

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Other financial assets, non-current

	Other investments in shares and participations		Customer finance, non- current		Derivatives, non-current		Other financial assets, non- current
	2011	2010	2011	2010	2011	2010	2011	2010
Cost
Opening balance	1,607	1,660	1,474	1,232	—	843	4,382	3,197
Additions	1,930	114	1,875	3,562	—	—	422	683
Business combinations	—	–33	—	—	—	—	—	—
Disposals/repayments/deductions	–68	—	–1,699	–3,322	—	—	–97	–35
Change in value in funded pension plans1)	—	—	—	—	—	—	42	726
Revaluation	—	—	—	—	816	–843	—	—
Translation difference	107	–134	11	2	—	—	–116	–189

Closing balance	3,576	1,607	1,661	1,474	816	—	4,633	4,382

Accumulated impairment losses/allowances
Opening balance	–1,388	–1,404	–193	–402	—	—	–1,303	–1,463
Impairment losses/allowance	–54	–75	–91	2	—	—	–47	–7
Disposals/repayments/deductions	63	–26	19	206	—	—	—	—
Translation difference	2	117	4	1	—	—	18	167

Closing balance	–1,377	–1,388	–261	–193	—	—	–1,332	–1,303

Net carrying value	2,199	219	1,400	1,281	816	—	3,301	3,079

1)	This amount includes asset ceiling. For further information, see Note C17, “Post-employment benefits”.

C13    INVENTORIES

Inventories

	2011	2010
Raw materials, components, consumables and manufacturing work in progress	8,772	8,509
Finished products and goods for resale	13,525	11,894
Contract work in progress	10,773	9,494

Inventories, net	33,070	29,897

Contract work in progress includes amounts related to delivery-type contracts, service contracts and construction-type contracts with ongoing work in progress.

Reported amounts are net of obsolescence allowances of SEK 3,343 (3,090) million.

The increase in inventories during 2011 is related to increased sales and increased share of coverage projects.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Movements in obsolescence allowances

	2011	2010	2009
Opening balance	3,090	2,961	3,493
Additions, net	918	250	562
Utilization	–683	–165	–1,297
Translation difference	18	–46	2
Balances regarding acquired/divested businesses	—	90	201

Closing balance	3,343	3,090	2,961

The amount of inventories recognized as expense and included in Cost of sales was SEK 60,544 (47,415) million.

C14    TRADE RECEIVABLES AND CUSTOMER FINANCE

Trade receivables and customer finance

	2011	2010
Trade receivables excluding associated companies and joint ventures	64,740	61,609
Allowances for impairment	–567	–766

Trade receivables, net	64,173	60,843
Trade receivables related to associated companies and joint ventures	349	284

Trade receivables, total	64,522	61,127

Customer finance	4,671	4,725
Allowances for impairment	–426	–321

Customer finance, net	4,245	4,404

Of which short term	2,845	3,123
Credit commitments for customer finance	8,569	3,282

Days Sales Outstanding (DSO) were 91 (88) in December 2011.

Movements in allowances for impairment

	Trade receivables			Customer finance
	2011	2010	2009	2011	2010	2009
Opening balance	766	924	1,471	321	772	326
Additions	198	282	388	162	25	595
Utilization	–266	–285	–583	–31	–87	–67
Reversal of excess amounts	–43	–169	–312	–27	–359	–37
Reclassification	–69	33	10	—	—	—
Translation difference	–19	–19	–43	1	–30	–45
Balances regarding acquired/divested business	—	—	–7	—	—	—

Closing balance	567	766	924	426	321	772

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Aging analysis as per December 31

	Trade receivables excluding associated companies and joint ventures	Allowances for impairment of receivables	Customer finance	Allowances for impairment of customer finance
2011
Neither impaired nor past due	56,480	—	3,369	—
Impaired, not past due	184	–16	763	–176
Past due in less than 90 days	4,126	—	238	—
Past due in 90 days or more	1,072	—	45	—
Past due in less than 90 days and impaired	850	–50	41	–35
Past due in 90 days or more and impaired	2,028	–501	215	–215

Total	64,740	–567	4,671	–426

2010
Neither impaired nor past due	54,510	—	3,804	—
Impaired, not past due	52	–16	528	–75
Past due in less than 90 days	2,227	—	62	—
Past due in 90 days or more	1,500	—	85	—
Past due in less than 90 days and impaired	418	–90	18	–18
Past due in 90 days or more and impaired	2,902	–660	228	–228

Total	61,609	–766	4,725	–321

Credit risk

Credit risk is divided into three categories: credit risk in trade receivables, customer finance risk and financial credit risk (see Note C20, “Financial Risk Management and Financial Instruments”).

Credit risk in trade receivables

Credit risk in trade receivables is governed by a policy applicable for all legal entities in the Company. The purpose of the policy is to:

•	Avoid credit losses through establishing internal standard credit approval routines in all the Company’s legal entities

•	Ensure monitoring and risk mitigation of defaulting accounts, i.e. events of non-payment and/or delayed payments from customers

•	Ensure efficient credit management within the Company and thereby improve Days Sales Outstanding and Cash Flow Ensure payment terms are commercially justifiable

•	Define escalation path and approval process for payment terms and customer credit limits.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

Letters of credits are used as a method for securing payments from customers operating in emerging markets, in particular in markets with unstable political and/or economic environment. By having banks confirming the letters of credit, the political and commercial credit risk exposures to the Company are mitigated.

Trade receivables amounted to SEK 64,740 (61,609) million as of December 31, 2011. Provisions for expected losses are regularly assessed and amounted to SEK 567 (766) million as of December 31, 2011. The Company’s nominal credit losses have, however, historically been low. The amounts of trade receivables closely follow the distribution of the Company’s sales and do not include any major concentrations of credit risk by customer or by geography. The five largest customers represent 30% (29%) of the total trade receivables.

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

As of December 31, 2011, the Company’s total outstanding exposure related to customer finance was SEK 4,671 (4,725) million. As of December 31, 2011, the Company also had unutilized customer finance commitments of SEK 8,569 (3,282) million. During 2011 the Company transferred certain customer finance assets to third parties, and continues to recognize a part of such assets corresponding to the extent of its continuing involvement. The total carrying amount of the original assets transferred is SEK 194 (3,808) million, the amount of the assets that the Company continues to recognize is SEK 10 (190) million, and the carrying amount of the associated liabilities is SEK 0 (190) million. Customer finance is arranged for infrastructure projects in different geographic markets and for a large number of customers. As of December 31, 2011, there were a total of 80 (74) customer finance arrangements originated by or guaranteed by the Company. The five largest facilities represented 41% (44%) of the total credit exposure.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Total outstanding customer finance exposure per region as of December 31

Percent	2011	2010
North America	1	2
Latin America	4	9
Northern Europe & Central Asia	8	3
Western & Central Europe	1	1
Mediterranean	11	5
Middle East	24	30
Sub-Saharan Africa	29	36
India	14	—
China & North East Asia	7	13
South East Asia and Oceania	1	1
Other	—	—

Total	100	100

The effect of risk provisions and reversals for customer finance affecting the income statement amounted to a net negative impact of SEK 114 million compared to a positive impact of SEK 331 million in 2010. Credit losses amounted to SEK 62 (87) million.

Security arrangements for customer finance facilities normally include pledges of equipment, pledges of certain assets belonging to the borrower and pledges of shares in the operating company. Restructuring efforts for cases of troubled debt may lead to temporary holdings of equity interests.

If available, third-party risk coverage is as a rule arranged. “Third-party risk coverage” means that a financial payment guarantee covering the credit risk has been issued by a bank, an export credit agency or other financial institution. A credit risk transfer under a sub participation arrangement with a bank can also be arranged. In this case the entire credit risk and the funding is taken care of by the bank for the part that they cover. A credit risk cover from a third party may also be issued by an insurance company. During 2011, the Company has not taken possession of any collateral it holds as security or called on any other credit enhancement.

Information about guarantees related to customer finance is included in Note C24, “Contingent Liabilities”, and information about leasing is included in Note C27, “Leasing”.

The table below summarizes the Company’s outstanding customer finance as of December 31, 2011 and 2010.

Outstanding customer finance

	2011	2010
Total customer finance	4,671	4,725
Accrued interest	68	69
Less third-party risk coverage	–480	–1,409

Ericsson’s risk exposure	4,259	3,385

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

C15    OTHER CURRENT RECEIVABLES

Other current receivables

	2011	2010
Prepaid expenses	2,056	2,369
Accrued revenues	2,486	1,850
Advance payments to suppliers	1,697	881
Derivatives with a positive value1)	2,003	3,042
Taxes	5,633	5,439
Other	3,962	3,565

Total	17,837	17,146

1)	See also Note C20, “Financial Risk Management and Financial Instruments”.

C16    EQUITY AND OTHER COMPREHENSIVE INCOME

Capital stock 2011

Capital stock at December 31, 2011, consisted of the following:

CAPITAL STOCK

Parent Company	Number of shares	Capital stock (SEK million)
Class A shares	261,755,983	1,309
Class B shares	3,011,595,752	15,058

Total	3,273,351,735	16,367

The capital stock of the Parent Company is divided into two classes: Class A shares (quota value SEK 5.00) and Class B shares (quota value SEK 5.00). Both classes have the same rights of participation in the net assets and earnings. Class A shares, however, are entitled to one vote per share while Class B shares are entitled to one tenth of one vote per share.

At December 31, 2011, the total number of treasury shares was 62,846,503 (73,088,516 in 2010 and 78,978,533 in 2009) Class B shares. Ericsson did not repurchase shares in 2011 in relation to the Stock Purchase Plan.

Reconciliation of number of shares

	Number of shares	Capital stock (SEK million
Number of shares Jan 1, 2011	3,273,351,735	16,367
Number of shares Dec 31, 2011	3,273,351,735	16,367

For further information about number of shares, see chapter Share Information.

Dividend proposal

The Board of Directors will propose to the Annual General Meeting 2012 a dividend of SEK 2.50 per share (SEK 2.25 in 2011 and SEK 2.00 in 2010).

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Additional paid in capital

Relates to payments made by owners and includes share premiums paid.

Retained earnings

Retained earnings, including net income for the year, comprise the earned profits of the Parent Company and its share of net income in subsidiaries, joint ventures and associated companies. Retained earnings are comprised of:

Remeasurements related to post-employment benefits

Actuarial gains and losses resulting from experience-based events and changes in actuarial assumptions, fluctuations of the effect of the asset ceiling, and adjustments related to the Swedish special payroll taxes.

Revaluation of other investments in shares and participations

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets.

Cash flow hedges

The cash flow hedge reserve comprises the effective portion of the cumulative net change in the fair value of cash-flow-hedging instruments related to hedged transactions that have not yet occurred.

Cumulative translation adjustments

The cumulative translation adjustments comprises all foreign currency differences arising from the translation of the financial statements of foreign operations and changes regarding revaluation of excess value in local currency as well as from the translation of liabilities that hedge the Company’s net investment in foreign subsidiaries.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Equity and other comprehensive income 2011

2011	Capital stock	Additional paid in capital	Retained earnings		Stock holders’ equity		Non- controlling interest (NCI)	Total equity
January 1, 2011	16,367	24,731	104,008		145,106		1,679	146,785
Net income
Group	—	—	15,727		15,727		375	16,102
Joint ventures and associated companies	—	—	–3,533		–3,533		—	–3,533

Other comprehensive income
Remeasurements related to post-employment benefits
Group	—	—	–6,963		–6,963		—	–6,963
Joint ventures and associated companies	—	—	–212		–212		—	–212
Cash flow hedges
Gains/losses arising during the year
Group	—	—	996		996		—	996
Joint ventures and associated companies	—	—	11		11		—	11
Reclassification adjustments for gains/losses included in profit or loss	—	—	–2,028	1)	–2,028		—	–2,028
Changes in cumulative translation adjustments
Group	—	—	–1,014	2)	–1,014		50	–964
Joint ventures and associated companies	—	—	–61		–61		—	–61
Tax on items relating to components of OCI3)	—	—	2,158	4)	2,158		—	2,158

Total other comprehensive income	—	—	–7,113		–7,113		50	–7,063

Total comprehensive income	—	—	5,081		5,081		425	5,506

Transactions with owners
Sale of own shares	—	—	92		92		—	92
Stock Purchase Plan
Group	—	—	413		413		—	413
Joint ventures and associated companies	—	—	—		—		—	—
Dividends paid	—	—	–7,207		–7,207	5)	–248	–7,455
Transactions with non-controlling interest	—	—	–380		–380		309	–71

December 31, 2011	16,367	24,731	102,007		143,105		2,165	145,270

1)	SEK –1,663 million is recognized in Net Sales, SEK –742 million is recognized in Cost of Sales and SEK 376 million is recognized in R&D expenses.
2)	Changes in cumulative translation adjustments include changes regarding revaluation of goodwill in local currency of SEK 46 million (SEK –1,480 million in 2010, SEK –1,015 million in 2009), gain/loss from hedging activities of foreign entities, SEK 9 million (SEK 385 in 2010, SEK 586 million in 2009), and realized gain/losses net from sold/liquidated companies SEK 192 million (SEK 140 million in 2010, SEK 10 million in 2009).
3)	For further disclosures, see Note C8, “Taxes”.
4)	Deferred tax on gains/losses on hedges on investments in foreign entities and post-employment benefits.
5)	Dividends paid per share amounted to SEK 2.25 (SEK 2.00 in 2010 and SEK 1.85 in 2009).

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Equity and other comprehensive income 2010

2010	Capital stock	Additional paid in capital	Retained earnings	Stock holders’ equity	Non- controlling interest (NCI)	Total equity
January 1, 2010	16,367	24,731	98,772	139,870	1,157	141,027
Net income
Group	—	—	12,503	12,503	89	12,592
Joint ventures and associated companies	—	—	–1,357	–1,357	—	–1,357

Other comprehensive income
Remeasurements related to post-employment benefits
Group	—	—	3,892	3,892	—	3,892
Joint ventures and associated companies	—	—	–27	–27	—	–27
Revaluation of other investments in shares and participations
Fair value remeasurement
Group	—	—	7	7	—	7
Joint ventures and associated companies	—	—	—	—	—	—
Cash flow hedges
Gains/losses arising during the year
Group	—	—	966	966	—	966
Joint ventures and associated companies	—	—	31	31	—	31
Reclassification adjustments for gains/losses included in profit or loss	—	—	-238	–238	—	–238
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	–136	–136	—	–136
Changes in cumulative translation adjustments
Group	—	—	–3,269	–3,269	10	–3,259
Joint ventures and associated companies	—	—	–438	–438	—	–438
Tax on items relating to components of OCI	—	—	–1,120	–1,120	—	–1,120

Total other comprehensive income	—	—	–332	–332	10	–322

Total comprehensive income	—	—	10,814	10,814	99	10,913

Transactions with owners
Sale of own shares	—	—	52	52	—	52
Stock Purchase Plan
Group	—	—	762	762	—	762
Joint ventures and associated companies	—	—	—	—	—	—
Dividends paid	—	—	–6,391	–6,391	–286	–6,677
Transactions with non-controlling interest	—	—	—	—	708	708

December 31, 2010	16,367	24,731	104,008	145,106	1,679	146,785

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Equity and other comprehensive income 2009

2009	Capital stock	Additional paid in capital	Retained earnings	Stockholders’ equity	Non- controlling interest (NCI)	Total equity
January 1, 2009	16,232	24,731	99,860	140,823	1,261	142,084
Net income
Group	—	—	9,685	9,685	455	10,140
Joint ventures and associated companies	—	—	–6,013	–6,013	—	–6,013

Other comprehensive income
Remeasurements related to post-employment benefits
Group	—	—	–633	–633	—	–633
Joint ventures and associated companies	—	—	28	28	—	28
Revaluation of other investments in shares and participations
Fair value remeasurement
Group	—	—	–2	–2	—	–2
Joint ventures and associated companies	—	—	—	—	—	—
Cash flow hedges
Gains/losses arising during the year
Group	—	—	665	665	—	665
Joint ventures and associated companies	—	—	7	7	—	7
Reclassification adjustments for gains/losses included in profit or loss	—	—	3,850	3,850	—	3,850
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	–1,029	–1,029	—	–1,029
Changes in cumulative translation adjustments
Group	—	—	–1,013	–1,013	–54	–1,067
Joint ventures and associated companies	—	—	–294	–294	—	–294
Tax on items relating to components of OCI	—	—	–1,040	–1,040	—	–1,040

Total other comprehensive income	—	—	539	539	–54	485

Total comprehensive income	—	—	4,211	4,211	401	4,612

Transactions with owners
Stock issue	135	—	—	135	—	135
Sale of own shares	—	—	75	75	—	75
Repurchase of own shares	—	—	–135	–135	—	–135
Stock Purchase and Stock Option Plans
Group	—	—	658	658	—	658
Joint ventures and associated companies	—	—	—	—	—	—
Dividends paid	—	—	–5,897	–5,897	–421	–6,318
Transactions with non-controlling interest	—	—	—	—	–84	–84

December 31, 2009	16,367	24,731	98,772	139,870	1,157	141,027

C17    POST-EMPLOYMENT BENEFITS

Ericsson sponsors a number of post-employment benefit plans throughout the Company, which are in line with market practice in each country. The year 2011 was characterized by the overall decrease in discount rates and an increase in life expectancy. Consequently, the Company experienced an overall increase in the net pension liability, and an actuarial loss.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET

Amount recognized in the consolidated balance sheet

	Sweden	UK	Eurozone	US	Other	Total
2011
Defined benefit obligation (DBO)1)	20,643	6,307	3,687	3,133	2,605	36,375
Fair value of plan assets2)	13,490	6,750	2,665	2,337	2,777	28,019

Deficit/Surplus (+/–)	7,153	–443	1,022	796	–172	8,356
Unrecognized past service costs	—	—	—	—	–47	–47

Closing balance	7,153	–443	1,022	796	–219	8,309

Plans with net surplus excluding asset ceiling3)	—	584	369	—	754	1,707

Provision for post-employment benefits4)	7,153	141	1,391	796	535	10,016

2010
Defined benefit obligation (DBO)1)	14,980	5,437	3,163	2,693	2,437	28,710
Fair value of plan assets2)	12,389	5,691	2,514	2,048	2,793	25,435

Deficit/Surplus (+/–)	2,591	–254	649	645	–356	3,275
Unrecognized past service costs	—	—	5	—	–60	–55

Closing balance	2,591	–254	654	645	–416	3,220

Plans with net surplus excluding asset ceiling3)	—	290	643	—	939	1,872

Provision for post-employment benefits4)	2,591	36	1,297	645	523	5,092

1)	For details on DBO, please refer to section “Change in the Defined Benefit Obligation, DBO” of this note.
2)	For details on plan assets, please refer to section “Change in the Plan Assets” of this note.
3)	Plans with a net surplus, i.e. where plan assets exceed DBO, are reported as Other financial assets, non-current, see Note C12, “Financial Assets”. Asset ceiling amounted to SEK 483 (691) million.
4)	Plans with net liabilities are reported in the balance sheet as Post-employment benefits, non-current.

TOTAL PENSION EXPENSES RECOGNIZED IN THE INCOME STATEMENT

The expenses for post-employment benefits within Ericsson are distributed between defined contribution plans and defined benefit plans, with a trend toward defined contribution plans.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

PENSION COSTS FOR DEFINED CONTRIBUTION PLANS AND DEFINED BENEFIT PLANS

	Sweden	UK	Eurozone	US	Other	Total
2011
Pension cost for defined contribution plans	2,039	72	386	360	185	3,042
Pension cost for defined benefit plans1)	621	–86	124	42	146	847

Total	2,660	–14	510	402	331	3,889

Total pension cost expressed as a percentage of wages and salaries						8.9%

2010
Pension cost for defined contribution plans	1,037	95	433	244	192	2,001
Pension cost for defined benefit plans1)	762	153	159	30	–14	1,090

Total	1,799	248	592	274	178	3,091

Total pension cost expressed as a percentage of wages and salaries						7.1%

2009
Pension cost for defined contribution plans	1,686	73	385	124	185	2,453
Pension cost for defined benefit plans1)	674	66	202	49	144	1,135

Total	2,360	139	587	173	329	3,588

Total pension cost expressed as a percentage of wages and salaries						8.7%

1)	See cost details in table below.

Cost details for defined benefit plans recognized in the income statement

	Sweden	UK	Eurozone	US	Other	Total
2011
Current service cost	547	114	113	26	157	957
Interest cost	714	293	168	151	169	1,495
Expected return on plan assets	–558	–339	–135	–135	–243	–1,410
Past service cost	6	4	6	—	9	25
Curtailments, settlements and other	–88	–158	–28	—	54	–220

Total	621	–86	124	42	146	847

2010
Current service cost	631	161	129	32	140	1,093
Interest cost	643	314	182	159	172	1,470
Expected return on plan assets	–511	–322	–141	–130	–253	–1,357
Past service cost	—	—	33	—	9	42
Curtailments, settlements and other	–1	—	–44	–31	–82	–158

Total	762	153	159	30	–14	1,090

2009
Current service cost	594	205	138	35	131	1,103
Interest cost	590	284	194	171	155	1,394
Expected return on plan assets	–366	–270	–125	–156	–208	–1,125
Past service cost	—	—	5	—	25	30
Curtailments, settlements and other	–144	–153	–10	–1	41	–267

Total	674	66	202	49	144	1,135

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

The following sections focus on the defined benefit plans.

CHANGE IN THE DEFINED BENEFIT OBLIGATION (DBO)

The DBO is the gross pension liability.

Change in the defined benefit obligation

	Sweden	UK	Eurozone	US	Other	Total
2011
Opening balance	14,980	5,437	3,163	2,693	2,437	28,710
Current service cost	547	114	113	26	157	957
Interest cost	714	293	168	151	169	1,495
Employee contributions	—	11	4	—	1	16
Pension payments	–220	–141	–87	–149	–144	–741
Actuarial gain/loss (–/+)	4,705	651	379	329	120	6,184
Curtailments	–88	–158	–25	—	—	–271
Business combinations	—	—	2	—	—	2
Other	5	–10	11	22	15	43
Translation difference	—	110	–41	61	–150	–20

Closing balance	20,643	6,307	3,687	3,133	2,605	36,375

Of which medical benefit schemes	—	—	—	658	—	658

2010
Opening balance	16,150	5,688	3,840	2,781	2,258	30,717
Current service cost	631	161	129	32	140	1,093
Interest cost	643	314	182	159	172	1,470
Employee contributions	—	11	4	—	5	20
Pension payments	–159	–99	–82	–169	–194	–703
Actuarial gain/loss (–/+)	–2,285	–157	–569	46	104	–2,861
Settlements	—	—	–14	—	–104	–118
Curtailments	–1	—	–30	–38	–93	–162
Business combinations1)	—	—	74	—	148	222
Other	1	–20	95	30	8	114
Translation difference	—	–461	–466	–148	–7	–1,082

Closing balance	14,980	5,437	3,163	2,693	2,437	28,710

Of which medical benefit schemes	—	—	—	594	—	594

1)	Business combinations in 2010 are related to the acquisition of LG-Nortel and Pride Spa.

Funded status

The funded ratio, defined as total plan assets in relation to the total DBO, was 77.0% in 2011, compared to 88.6% in 2010.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

The following table summarizes the value of the DBO per geographical area based on whether there are plan assets wholly or partially funding each pension plan.

Value of the defined benefit obligation

	Sweden	UK	Eurozone	US	Other	Total
2011
DBO, closing balance	20,643	6,307	3,687	3,133	2,605	36,375
Of which partially or fully funded	20,118	6,307	2,540	2,447	2,118	33,530
Of which unfunded	525	—	1,147	686	487	2,845
2010
DBO, closing balance	14,980	5,437	3,163	2,693	2,437	28,710
Of which partially or fully funded	14,527	5,437	2,086	2,072	1,998	26,120
Of which unfunded	453	—	1,077	621	439	2,590

Change in the plan assets

A majority of pension plans have assets managed by local Pension Trust funds, whose sole purpose is to secure the future pension payments to the employees.

CHANGE IN THE PLAN ASSETS

	Sweden	UK	Eurozone	US	Other	Total
2011
Opening balance	12,389	5,691	2,514	2,048	2,793	25,435
Expected return on plan assets	558	339	135	135	243	1,410
Actuarial gain/loss (+/–)	–358	473	–36	155	–84	150
Employer contributions	1,086	272	125	54	125	1,662
Employee contributions	—	11	4	—	1	16
Pension payments	–185	–141	–46	–98	–102	–572
Other	—	–14	–1	—	–4	–19
Translation difference	—	119	–30	43	–195	–63

Closing balance	13,490	6,750	2,665	2,337	2,777	28,019

2010
Opening balance	10,927	5,336	2,406	1,974	2,563	23,206
Expected return on plan assets	511	322	141	130	253	1,357
Actuarial gain/loss (+/–)	222	265	105	103	–42	653
Employer contributions	729	343	173	58	93	1,396
Employee contributions	—	11	3	—	5	19
Pension payments	—	–119	–43	–103	–119	–384
Settlements	—	—	—	—	–104	–104
Business combinations1)	—	—	—	—	164	164
Other	—	—	53	—	–4	49
Translation difference	—	–467	–324	–114	–16	–921

Closing balance	12,389	5,691	2,514	2,048	2,793	25,435

1)	Business combinations in 2010 are related to the acquisition of LG-Nortel.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Refunds from or reductions in future contributions to plan assets are recognized if they are available and firmly decided.
Actual return on plan assets

	Sweden	UK	Eurozone	US	Other	Total
2011	200	812	99	289	160	1,560
2010	733	587	246	233	211	2,010

Asset allocation

	Sweden	UK	Eurozone	US	Other	Total
2011
Equities	4,503	1,666	1,348	1,062	356	8,935
Interest-bearing securities	8,239	4,245	1,020	1,210	1,846	16,560
Other	748	839	297	65	575	2,524

Total	13,490	6,750	2,665	2,337	2,777	28,019

Of which Ericsson securities	—	—	—	—	—	—

2010
Equities	4,326	2,028	1,277	1,134	458	9,223
Interest-bearing securities	7,508	3,207	970	870	1,837	14,392
Other	555	456	267	44	498	1,820

Total	12,389	5,691	2,514	2,048	2,793	25,435

Of which Ericsson securities	—	—	—	—	—	—

Equity instruments amount to 32% (36%) of the total assets, interest bearing instruments amount to 59% (57%) of the total assets, and other instruments amount to 9% (7%) of the total assets.

The contributions to the defined benefit plans for the upcoming year will be based on the development of the financial markets as well as on the growth of the pension liability, and how these developments affect the target funding ratio of the Company. On January 14, 2012, as per the trust’s funding requirements, the Company made an employer contribution payment of SEK 900 million to the Swedish pension trust fund.

ACTUARIAL GAINS AND LOSSES REPORTED DIRECTLY IN OTHER COMPREHENSIVE INCOME

Since January 1, 2006, Ericsson applies immediate recognition of actuarial gains and losses directly in the statement of Other Comprehensive Income. Actuarial gains and losses may arise from either a change in actuarial assumptions or in deviations between estimated and actual outcome.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Multi-year summary

	2011	2010	2009	2008	2007
Plan assets	28,019	25,435	23,206	19,037	20,236
DBO	36,375	28,710	30,717	28,010	25,226

Deficit/Surplus (–/+)	–8,356	–3,275	–7,511	–8,973	–4,990
Actuarial gains and losses (–/+)
Experience-based adjustments of pension obligations	–463	177	310	57	–76
Experience-based adjustments of plan assets	–150	–653	–1,191	2,952	59

Actuarial gains and losses reported directly in other comprehensive income

	2011	2010
Cumulative gain/loss (–/+) at beginning of year	1,849	5,326
Recognized gain/loss (–/+) during the year	6,034	–3,514
Translation difference	28	37

Cumulative gain/loss (–/+) at end of year	7,911	1,849

Total remeasurements in other comprehensive income related to post-employment benefits

	2011	2010
Actuarial gains and losses (+/–)	–6,034	3,514
The effect of asset ceiling	208	–29
Swedish special payroll taxes	–1,137	407
Total Group	–6,963	3,892

Actuarial gains and losses for joint ventures and associated companies	–212	–27

ACTUARIAL ASSUMPTIONS

Financial and demographic actuarial assumptions

	Sweden	UK	Eurozone1)	US1)	Other1)
2011
Discount rate	3.50%	4.70%	5.25%	5.23%	8.18%
Expected return on plan assets for the year	4.55%	5.90%	5.32%	7.00%	9.27%
Future salary increases	3.25%	4.10%	2.91%	4.50%	6.07%
Inflation	2.00%	3.10%	2.00%	2.50%	3.43%
Health care cost inflation, current year	n/a	n/a	n/a	9.00%	n/a
Life expectancy after age 65 in years, males	22	22	22	19	19
Life expectancy after age 65 in years, females	24	25	24	21	22
2010
Discount rate	4.80%	5.40%	5.59%	5.73%	8.55%
Expected return on plan assets for the year	4.55%	6.00%	6.27%	7.00%	9.91%
Future salary increases	3.25%	4.50%	2.91%	4.50%	5.70%
Inflation	2.00%	3.50%	2.00%	2.50%	3.50%
Health care cost inflation, current year	n/a	n/a	n/a	9.00%	n/a
Life expectancy after age 65 in years, males	21	22	22	18	19
Life expectancy after age 65 in years, females	24	24	25	20	22

1)	Weighted average for disclosure purposes only. Land specific assumptions were used for each actuarial calculation.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

•	Actuarial assumptions are assessed on a quarterly basis.

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

Sensitivity analysis for medical benefit schemes

The effect (in SEK million) of a one percent change in the assumed trend rate of medical cost would have the following effect:

Sensitivity analysis for medical benefit schemes

	1% increase	1% decrease
Net periodic post-employment medical cost	3	–3
Accumulated post-employment benefit obligation for medical costs	61	–53

INFORMATION ON ISSUES AFFECTING THE NET PENSION LIABILITY FOR THE YEAR

Sweden

The defined benefit obligation has been calculated using a discount rate based on yields of covered bonds, which is higher than a discount rate based on yields of government bonds. The Swedish covered bonds are considered high-quality bonds, mainly AAA-rated, as they are secured with assets, and the market for covered bonds is considered deep and liquid, thereby meeting IAS19 requirements.

As before, Ericsson has secured the disability and survivors’ pension part of the ITP Plan through an insurance solution with the insurance company Alecta. Although this part of the plan is classified as a multi-employer defined benefit plan, it is not possible to get sufficient information to apply defined benefit accounting, and therefore, it has been accounted for as a defined contribution plan.

Alecta has a collective funding ratio which is a buffer for its insurance commitments to protect against fluctuations in investment return and insurance risks. Alecta’s target ratio is 140% and reflects the fair value of

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Alecta’s plan assets as a percentage of plan commitments, then measured in accordance with Alecta’s actuarial assumptions, which are different from those in IAS 19. Alecta’s collective funding ratio was 113% (146%).

Contingent liabilities include the Company’s mutual responsibility as a credit insured company of PRI Pensionsgaranti in Sweden. This mutual responsibility can only be imposed in case PRI Pensionsgaranti has consumed all of their assets, and it amounts to a maximum of 2% of the company’s pension liability in Sweden.

C18    PROVISIONS

Provisions

	Warranty	Restructuring	Project-related	Other	Total
2011
Opening balance	2,469	3,230	1,105	2,940	9,744
Additions	1,433	1,806	563	1,005	4,807
Reversal of excess amounts	–440	–407	–164	–908	–1,919
Negative effect on Income Statement					2,888
Cash out/utilization	–1,527	–3,223	–662	–575	–5,987
Balances regarding divested/acquired businesses	21	—	—	2	23
Reclassification	—	–48	–111	–87	–246
Translation differences	–68	–31	–13	–45	–157

Closing balance	1,888	1,327	718	2,332	6,265

2010
Opening balance	2,533	4,299	1,694	3,905	12,431
Additions	1,743	2,640	1,285	1,046	6,714
Reversal of excess amounts	–297	–335	–353	–869	–1,854
Negative effect on Income Statement					4,860
Cash out/utilization	–1,466	–3,261	–1,547	–880	–7,154
Balances regarding divested/acquired businesses	182	—	28	—	210
Reclassification	–182	176	62	–200	–144
Translation differences	–44	–289	–64	–62	–459

Closing balance	2,469	3,230	1,105	2,940	9,744

Provisions will fluctuate over time depending on business mix, market mix and technology shifts. Risk assessment in the ongoing business is performed monthly to identify the need for new additions and reversals. Management uses its best judgment to estimate provisions based on this assessment. In certain circumstances, provisions are no longer required due to more favorable outcomes than anticipated, which affect the provisions balance as a reversal. In other cases the outcome can be negative, and if so, a charge is recorded in the income statement.

For 2011, new or additional provisions amounting to SEK 4.8 billion were made, and SEK 1.9 billion were reversed. The actual cash outlays for 2011 was SEK 6.0 billion compared with the estimated SEK 8 billion. The main part of the total cash out for 2011 is restructuring provisions of SEK 3.2 billion. The expected total cash outlays in 2012 is approximately SEK 3.5 billion.

Of the total provisions, SEK 280 (353) million are classified as non-current. For more information, see Note C1, “Significant Accounting Policies” and Note C2, “Critical Accounting Estimates and Judgments”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Warranty provisions

Warranty provisions are based on historic quality rates for established products as well as estimates regarding quality rates for new products and costs to remedy the various types of faults predicted. The actual cash outlays for 2011 were SEK 1.5 billion and in line with the expected SEK 2 billion. Provisions amounting to SEK 1.4 billion were made and due to more favorable outcomes in certain cases reversals of SEK 0.4 billion were made.

The cash outlays of warranty provisions during year 2012 are estimated to approximately SEK 1 billion.

Restructuring provisions

In 2011 SEK 1.8 billion (2.6) in provision were made. The cash outlays were 3.2 billion (3.3) for the full year and SEK 1.9 billion were related to restructuring programs before 2011. The cash outlay for 2012 are estimated to approximately SEK 1 billion.

Project related provisions

Project provisions relate to estimated losses on onerous contracts, including probable contractual penalties. The cash outlays of project related provisions were SEK 0.7 billion and in line with the estimated SEK 1 billion. Provisions amounting to SEK 0.6 billion were made and SEK 0.2 billion were reversed due to a more favorable outcome than expected. The cash outlays for 2012 are estimated to be approximately SEK 0.5 billion.

Other provisions

Other provisions include provisions for tax issues, litigations, supplier claims, and other. The cash outlays were SEK 0.6 billion in 2011 compared to the estimate of SEK 2 billion. During 2011, new provisions amounting to SEK 1.0 billion were made and SEK 0.9 billion were reversed during the year due to a more favorable outcome. For 2012, the estimated cash outlays are approximately SEK 1 billion.

C19     INTEREST-BEARING LIABILITIES

As of December 31, 2011, Ericsson’s outstanding interest-bearing liabilities were SEK 31.0 (30.8) billion.

Interest-bearing liabilities

	2011	2010
Borrowings, current
Current part of non-current borrowings1)	4,314	760
Other current borrowings	3,451	3,048

Total current borrowings	7,765	3,808

Borrowings, non-current
Notes and bond loans	17,197	20,646
Other borrowings, non-current	6,059	6,309
Total non-current interest-bearing liabilities	23,256	26,955

Total interest-bearing liabilities	31,021	30,763

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

1)	Including notes and bond loans of SEK 3,461 (0) million.

All outstanding notes and bond loans are issued by the Parent Company under its Euro Medium-Term Note (EMTN) program. Bonds issued at a fixed interest rate are normally swapped to a floating interest rate using interest rate swaps leaving a maximum of 50% of outstanding loans at fixed interest rates. It resulted in weighted average interest rate of 4.21% (2.65%). These bonds are revalued based on changes in benchmark interest rates according to the fair value hedge methodology stipulated in IAS 39.

In 2008 Ericsson signed a seven-year loan of SEK 4.0 billion with the European Investment Bank (EIB). The loan supports Ericsson’s R&D activities to develop the next generation of mobile broadband technology at sites in Kista, Gothenburg and Linköping in Sweden.

Notes and bond loans

Issued–maturing	Nominal amount	Coupon	Currency	Book value (SEK m.)		Maturity date		Unrealized hedge gain/loss (included in book value)
2004-2012	450	3.305%	SEK	450		December 7, 2012	2)	—
2007-2012	1,000	5.100%	SEK	1,011		June 29, 2012		–11
2007-2012	2,000	2.885%	SEK	2,000		June 29, 2012	3)	—
2007-2014	375	1.704%	EUR	3,345		June 14, 2014	4)	—
2007-2017	500	5.380%	EUR	5,161	1)	June 27, 2017		–719
2009-2013	600	5.000%	EUR	5,450	1)	June 24, 2013		–109
2009-2016	300	3.62125%	USD	2,069		June 23, 2016	5)	—
2010-2020	170	2.96125%	USD	1,172		December 23, 2020	6)	—

Total				20,658				–839

1)	Interest rate swaps are designated as fair value hedges.
2)	Next contractual repricing date June 7, 2012 (semi-annual).
3)	Next contractual repricing date March 29, 2012 (quarterly).
4)	Next contractual repricing date March 27, 2012 (quarterly).
5)	Next contractual repricing date March 23, 2012 (quarterly).
6)	Next contractual repricing date March 23, 2012 (quarterly).

C20    FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Ericsson’s financial risk management is governed by a policy approved by the Board of Directors. The Finance Committee of the Board of Directors is responsible for overseeing the capital structure and financial management of the Company and approving certain matters (such as investments, customer finance commitments, guarantees and borrowing) and is continuously monitoring the exposure to financial risks.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

flexibility to manage unforeseen funding needs. Ericsson strive to finance growth, normal capital expenditures and dividends to shareholders by generating sufficient positive cash flows from operating activities.

Ericsson’s capital objectives are:

•	An equity ratio above 40%

•	A cash conversion rate above 70%

•	To maintain a positive net cash position

•	To maintain a solid investment grade rating by Moody’s and Standard & Poor’s.

Capital objectives related information

	2011	2010
Capital (SEK billion)	145	147
Equity ratio (percent)	52	52
Cash conversion rate (percent)	40	112
Positive net cash (SEK billion)	39.5	51.3

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

For further information about accounting policies, see Note C1, “Significant Accounting Policies”.

Foreign exchange risk

Ericsson is a global company with sales mainly outside Sweden. Revenues and costs are to a large extent in currencies other than SEK and therefore the financial results of the Company are impacted by currency fluctuations.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

Currency exposure, SEK billion

Exposure currency	Translation exposure	Transaction exposure	Net exposure	Net exposure, percent of total
Net sales
SEK	44.5	–42.7	1.8	1%
USD	46.8	39.8	86.6	38%
EUR	29.3	13.6	42.9	19%
CNY	17.3	–0.3	17.0	8%
JPY	13.7	0.7	14.4	6%
INR	9.4	—	9.4	4%
BRL	7.8	–0.2	7.6	3%
GBP	6.8	–2.0	4.8	2%
Other	49.6	–8.9	40.7	19%

Pre-hedge total			225.2	100%
Hedge			1.7

Total Net sales			226.9

Net cost
SEK	–40.4	–29.2	–69.6	33%
USD	–47.4	–19.3	–66.7	32%
EUR	–27.5	–0.4	–27.9	13%
CNY	–15.9	1.7	–14.2	7%
JPY	–13.1	9.0	–4.1	2%
INR	–7.5	3.9	–3.6	2%
BRL	–7.4	1.3	–6.1	3%
GBP	–6.2	1.3	–4.9	2%
Other	–43.9	31.7	–12.2	6%

Pre-hedge total			–209.3	100%
Hedge			0.3

Total Net cost			–209.0

Operating income			17.9

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Translation exposure

Translation exposure relates to Sales and Cost of Sales in foreign entities when translated into SEK upon consolidation. These exposures can not be addressed by hedging, but as the Income Statement is translated using average rate (average rate gives a good approximation), the impact of volatility in foreign currency rates is reduced.

Transaction exposure

Transaction exposure relates to Sales and Cost of sales in non-reporting currencies in individual group companies. Foreign exchange risk is as far as possible concentrated to Swedish group companies, primarily Ericsson AB. Sales to foreign subsidiaries are normally denominated in the functional currency of the customers and are normally denominated in USD or other foreign currency. In order to limit the exposure toward exchange rate fluctuations on future revenues and costs, committed and forecasted future sales and purchases in major currencies are hedged with 7% of 12 month forecast monthly. This corresponds to approximately 5–6 months of an average forecast.

According to Company policy, transaction exposure in subsidiaries’ balance sheets (i.e. trade receivables and payables and customer finance receivables) should be fully hedged, except for non-tradable currencies. Foreign exchange exposures in balance sheet items are hedged through offsetting balances or derivatives.

As of December 31, 2011, outstanding foreign exchange derivatives hedging transaction exposures had a net market value of SEK –0.5 (0.6) billion. The market value is partly deferred in the hedge reserve in OCI to offset the gains/losses on hedged future sales in foreign currency.

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

Translation exposure in foreign subsidiaries is hedged according to the following policy established by the Board of Directors: Translation risk related to net assets in foreign subsidiaries is hedged up to 20% in selected companies. The translation differences reported in OCI during 2011 were negative, SEK 1.0 billion, including hedging loss of SEK 0.0 billion.

Interest rate risk

Ericsson is exposed to interest rate risk through market value fluctuations in certain balance sheet items and through changes in interest revenues and expenses. The net cash position was SEK 39.5 (51.3) billion at the end

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

of 2011, consisting of cash, cash equivalents and short-term investments of SEK 80.5 (87.2) billion and interest-bearing liabilities and post-employment benefits of SEK 41.0 (35.9) billion.

Ericsson manages the interest rate risk by (i) matching fixed and floating interest rates in interest-bearing balance sheet items and (ii) avoiding significant fixed interest rate exposure in Ericsson’s net cash position. The policy is that interest-bearing assets shall have an average interest duration between 10 and 14 months, taking derivative instruments into consideration. Interest-bearing liabilities do not have a duration target as the duration of the fixed rate portion will be determined by markets conditions when liabilities are issued, Group Treasury has a mandate to deviate from the asset management benchmark given by the Board and take FX positions up to an aggregated risk of VaR SEK 45 million given a confidence level of 99% and a 1-day horizon. Previously this was divided into two mandates, one 20, to leave selected transaction exposures in subsidiaries’ balance sheets unhedged, and another 30, to deviate from asset management benchmark and take FX positions.

As of December 31, 2011, 86% (97%) of Ericsson’s interest-bearing liabilities and 77% (90%) of Ericsson’s interest-bearing assets had floating interest rates, i.e. interest periods of less than 12 months.

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

Outstanding derivatives1)

	2011			2010
Fair value	Asset		Liability	Asset	Liability
Currency derivatives
Maturity within 3 months	557		881	581	1,086
Maturity between 3 and 12 months	364		393	945	505
Maturity 1 to 3 years	—		—	2	21

Total currency derivatives	921		1,274	1,528	1,613	2)
Of which designated in cash flow hedge relations	333		638	662	—
Of which designated in net investment hedge relations	—		—	—	3

Interest rate derivatives
Maturity within 3 months	—		5	6	28
Maturity between 3 and 12 months	324		367	76	61
Maturity 1 to 3 years	380		618	544	118
Maturity 3 to 5 years	416		815	184	34
Maturity more than 5 years	778		161	705	87

Total interest rate derivatives	1,898	3)	1,966	1,515	329	2)
Of which designated in fair value hedge relations	1,002		—	862	—

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

1)	Some of the derivatives hedging non-current liabilities are recognized in the balance sheet as non-current derivatives due to hedge accounting.
2)	Of which SEK 902 million is reported as non-current liabilities.
3)	Of which SEK 816 million is reported as non-current assets.

Sensitivity analysis

Ericsson uses the VaR methodology to measure foreign exchange and interest rate risks in portfolios managed by Treasury. This statistical method expresses the maximum potential loss that can arise with a certain degree of probability during a certain period of time. For the VaR measurement, Ericsson has chosen a probability level of 99% and a 1-day time horizon. The daily VaR measurement uses market volatilities and correlations based on historical daily data (one year).

The average VaR calculated for 2011 was SEK 20.6 million for the combined mandates. For 2010, the interest rate mandate was SEK 20.3 million and the transaction exposure mandate was SEK 9.8 million. No VaR-limits were exceeded during 2011.

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. This exposure arises in the investments in cash, cash equivalents, short-term Investments and from derivative positions with positive unrealized results against banks and other counterparties.

Ericsson mitigates these risks by investing cash primarily in well-rated securities such as treasury bills, government bonds, commercial papers, and mortgage covered bonds with short-term ratings of at least A-1/P-1 and long-term ratings of AAA. Separate credit limits are assigned to each counterpart in order to minimize risk concentration. We have had no sub-prime exposure in our investments. All derivative transactions are covered by ISDA netting agreements to reduce the credit risk. No credit losses were incurred during 2011, neither on external investments nor on derivative positions.

At December 31, 2011, the credit risk in financial cash instruments was equal to the instruments’ carrying value. Credit exposure in derivative instruments was SEK 2.8 (3.0) billion.

Liquidity risk

Liquidity risk is that Ericsson is unable to meet its short-term payment obligations due to insufficient or illiquid cash reserves.

Ericsson minimizes the liquidity risk by maintaining a sufficient net cash position. This is managed through centralized cash management, investments in highly liquid interest-bearing securities, and by having sufficient committed credit lines in place to meet potential funding needs. For information about contractual obligations, please see Note C31, “Contractual obligations”. The current cash position is deemed to satisfy all short-term liquidity requirements.

During 2011, cash and bank and short-term investments decreased by SEK 6.7 billion to SEK 80.5 billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Cash, cash equivalents and short-term investments

	Remaining time to maturity
(SEK billion)	< 3 months	< 1 year	1–5 years	>5 years	Total
Bank Deposits	33.7	0.2	—	—	33.9
Type of issuer/counterpart
Governments	6.3	3.8	13.2	1.7	25.0
Corporations1)	4.7	—	—	—	4.7
Mortgage institutes	—	—	16.6	0.3	16.9
2011	44.7	4.0	29.8	2.0	80.5
2010	30.9	9.4	42.8	4.1	87.2

1)	Of which SEK 2.8 billion relates to ST-Ericsson.

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

Repayment schedule of non-current borrowings1)

Nominal amount (SEK billion)	Current maturities of long- term debt	Notes and bonds (non-current)	Liabilities to financial institutions (non-current)	Total
2012	3.4	—	—	3.4
2013	—	5.4	—	5.4
2014	—	3.3	—	3.3
2015	—	—	4.0	4.0
2016	—	2.1	—	2.1
2017	—	4.4	—	4.4
2018	—	—	—	—
2019	—	—	—	—
2020	—	1.2	—	1.2

Total	3.4	16.4	4.0	23.8

1)	Excluding finance leases reported in Note C27, “Leasing”.

Debt financing is mainly carried out through borrowing in the Swedish and international debt capital markets.

Bank financing is used for certain subsidiary funding and to obtain committed credit facilities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Funding programs1)

	Amount	Utilized	Unutilized
Euro Medium-Term Note program (USD million)	5,000	2,878	2,122
Long-term Committed Credit facility (USD million)	2,000	—	2,000
Indian Commercial Paper program (INR million)	5,000	—	5,000

1)	There are no financial covenants related to these programs.

Financial instruments carried at other than fair value

The fair value of the majority of the Company’s financial instruments are determined based on quoted market prices or rates. In the following tables, carrying amounts and fair values of financial instruments that are carried in the financial statements at other than fair values are presented. Assets valued at fair value through profit or loss showed a net gain of SEK 0.7 billion. For further information about valuation principles, please see Note C1, “Significant accounting policies”.

Financial instruments carried at other than fair value1)

	Book value		Fair value
SEK billion	2011	2010	2011	2010
Current part of non-current borrowings	4.3	0.8	4.3	0.8
Notes and bonds	17.2	20.6	17.1	20.5
Other borrowings non-current	4.9	5.1	4.9	5.0

Total	26.4	26.5	26.3	26.3

1)	Excluding finance leases reported in Note C27, “Leasing”.

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

Market price risk in own shares and other listed equity investments

Risk related to our own share price

Ericsson is exposed to the development of its own share price through stock purchase plans for employees and synthetic share-based compensations to the Board of Directors.

Stock purchase plans for employees

The obligation to deliver shares under the stock purchase plan is covered by holding Ericsson Class B shares as treasury stock. A change in the share price will result in a change in social security charges, which represents a risk to the income statement. The cash flow exposure is fully hedged through the holding of Ericsson Class B shares as treasury stock to be sold to generate funds to cover also social security payments.

Synthetic share-based compensations to the Board of Directors

For these plans, the Company is exposed to risks in relation to own share price, both in relation to compensation expenses and social security charges. The obligation to pay compensation amounts under the synthetic share-based compensations to the Board of Directors is covered by a liability in the balance sheet.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

For further information about the stock purchase plan and the synthetic share-based compensations to the Board of Directors, please see note C28, “Information Regarding Members of the Board of Directors, the Group Management and Employees”.

Financial instruments, book value

SEK billion	Customer finance	Trade receivables	Short- term invest- ments	Cash equiva- lents	Borrowings	Trade payables	Other financial assets	Other current receivables	Other current liabilities	Other non- current liabilities	2011	2010
Note	C14	C14			C19	C22	C12	C15	C21
Assets at fair value through profit or loss	—	—	38.8	5.0	—	—	0.8	2.0	–3.2	—	43.4	58.9
Loans and receivables	4.2	64.5	3.1	4.1	—	—	3.3	—	—	—	79.2	70.3
Available for sale assets	—	—	—	—	—	—	—	—	—	—	—	—
Financial liabilities at amortized cost	—	—	—	—	–31.0	–25.3	—	—	—	—	–56.3	–55.8

Total	4.2	64.5	41.9	9.1	–31.0	–25.3	4.1	2.0	–3.2	—	66.3	73.4

C21    OTHER CURRENT LIABILITIES

Other current liabilities

	2011	2010
Income tax liabilities	2,691	2,228
Advances from customers	3,942	5,946
Liabilities to associated companies and joint ventures	119	115
Accrued interest	351	349
Accrued expenses, of which	32,652	31,463
Employee related	11,314	10,063
Supplier related	11,621	12,273
Other1)	9,717	9,127
Deferred revenues	8,722	11,415
Derivatives with a negative value2)	3,240	1,039
Other3)	6,253	6,050

Total	57,970	58,605

1)	Major balance relates to accrued expenses for customer projects.
2)	See Note C20, “Financial Risk Management and Financial Instruments”.
3)	Includes items such as VAT and withholding tax payables and other payroll deductions, and liabilities for goods received where invoice is not yet received.

C22    TRADE PAYABLES

Trade payables

	2011	2010
Payables to associated companies and joint ventures	102	157
Other	25,207	24,802

Total	25,309	24,959

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

C23    ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral

	2011	2010
Chattel mortgages	185	191
Bank deposits	267	467

Total	452	658

C24    CONTINGENT LIABILITIES

Contingent liabilities

	2011	2010
Contingent liabilities	609	875

Total	609	875

Contingent liabilities assumed by Ericsson include guarantees of loans to other companies of SEK 25 (25) million. Ericsson has SEK 111 (413) million issued to guarantee the performance of a third party. All ongoing legal and tax proceedings have been evaluated, their potential economic outflows and probability estimated and necessary provisions made. In Note C2, “Critical Accounting Estimates and Judgments”, a further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Financial guarantees for third party amounted to SEK 449 (191) million as of December 31, 2011. Maturity date for major part of the issued guarantees occurs in 2021 at latest.

On February 16, 2012, Ericsson announced that the Company, on February 15, 2012, completed the divestment of its 50% stake in Sony Ericsson Mobile Communications AB. The divestment was originally jointly announced by Sony Corporation and Ericsson on October 27, 2011. As of the date of the sale, Ericsson is no longer a guarantor of term loans or credit facilities related to Sony Ericsson, see Note C29, “Related Party Transactions”.

ST-Ericsson has been granted a revolving credit facility which is equally shared by Ericsson and STMicroelectronics. For additional information, see Note C29, “Related Party Transactions”.

C25    STATEMENT OF CASH FLOWS

Interest paid in 2011 was SEK 1,422 million (SEK 977 in 2010, SEK 772 million in 2009) and interest received was SEK 2,632 million (SEK 1,083 in 2010, SEK 1,900 million in 2009). Taxes paid, including withholding tax, were SEK 4,393 million (SEK 4,808 in 2010, SEK 4,427 million in 2009).

Cash and cash equivalents includes cash of SEK 29,471 (27,231) million and temporary investments of SEK 9,205 (3,633) million. For more information regarding the disposition of cash and cash equivalents and unutilized credit commitments, see Note C20, “Financial Risk Management and Financial Instruments”.

Cash restricted due to currency regulations or other legal restrictions in certain countries amounted to SEK 13,907 million (SEK 10,836 in 2010, SEK 8,907 million in 2009).

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Adjustments to reconcile net income to cash

	2011	2010	2009
Property, plant and equipment
Depreciation	3,499	3,299	3,550
Impairment losses/reversals of impairments	47	–3	–48
Total	3,546	3,296	3,502

Intangible assets
Amortization
Capitalized development expenses	995	664	647
Intellectual Property Rights, brands and other intangible assets	4,470	4,999	3,562

Total amortization	5,465	5,663	4,209
Impairments
Capitalized development expenses	7	49	157
Intellectual Property Rights, brands and other intangible assets	18	945	4,255

Total	5,490	6,657	8,621

Total depreciation, amortization and impairment losses on property, plant and equipment and intangible assets	9,036	9,953	12,123

Taxes	1,994	351	–1,011
Dividends from joint ventures/ associated companies1)	177	119	70
Undistributed earnings in joint ventures/associated companies1)	3,533	1,357	6,013
Gains/losses on sales of investments and operations, intangible assets and PP&E, net2)	–159	–237	–910
Other non-cash items2) 3)	–1,968	947	571

Total adjustments to reconcile net income to cash	12,613	12,490	16,856

1)	See Note C12, “Financial Assets, Non-Current”.
2)	See Note C26, “Business Combinations”.
3)	Refers mainly to unrealized foreign exchange, gains/losses on financial instruments.

Acquisitions/divestments of subsidiaries and other operations

	Acquisitions	Divestments
2011
Cash flow from business combinations1)	–1,232	–28
Acquisitions/divestments of other investments	–1,949	81

Total	–3,181	53

2010
Cash flow from business combinations1)	–3,286	454

Total	–3,286	454

2009
Cash flow from business combinations1)	–9,633	1,239
Capital contribution to joint venture	–9,688	—

Total	–19,321	1,239

1)	See also Note C26, “Business Combinations”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

C26    BUSINESS COMBINATIONS

Acquisitions and divestments

Acquisitions

Acquisitions 2009–2011

	2011		2010		2009
Cash	1,162		3,789		9,633

Total consideration	1,162		3,789		9,633

Acquisition-related costs	77	1)	67	1)	—
Net asset acquired
Cash and cash equivalents	7		570		5
Property, plant and equipment	259		205		297
Intangible assets	382		3,825		5,832
Investments in associates	120		138		—
Other assets	140		2,506		1,235
Provision, including post-employment benefits	–23		–390		—
Other liabilities	–37		–3,573		–1,270

Total identifiable net assets	848		3,281		6,099
Non-controlling interest	54		–748		—
Goodwill	260		1,256		3,534

	1,162		3,789		9,633

1)	Acquisition-related costs are included in Selling and administrative expenses in the consolidated income statement.

In 2011, Ericsson made acquisitions with a negative cash flow effect amounting to SEK 1,232 (3,286) million, primarily:

•

GDNT: On December 1, 2010 the Company announced it acquired certain assets of the Guangdong Nortel Telecommunication Equipment Company Ltd (GDNT). The asset deal was completed on May 12. The acquisition reaffirms our strong commitment to the China market, enhancing the Company’s existing R&D, manufacturing and services capabilities in the region. Approximately 1,000 employees, including 550 R&D engineers, were integrated into the Company. The purchase price was RMB 357 million on a cash and debt free basis. Balances to facilitate the Purchase Price Allocation are preliminary.

•

Nortel Multiservice Switch business (MSS): On September 25, 2010, the Company announced that it was entering an purchase agreement to acquire certain assets of Nortel’s MSS. The asset deal was completed on March 11, 2011. The purchase price was USD 53 million on a cash and debt free basis. The acquisition has given the Company access to a strong product portfolio and installed base in the data segment while ensuring the supply of the platform for the recently acquired CDMA and GSM units. Approximately 160 employees were transferred to the Company. Balances to facilitate the Purchase Price Allocation are preliminary.

The preliminary purchase price allocations related to acquired businesses disclosed in 2010 were finalized in 2011 with the following effects:

•	Optimi: Decreased goodwill by SEK 184 million, increased intangible assets by SEK 249 million, decreased deferred tax assets with SEK 77 million and increased other assets by SEK 12 million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

•

LG-Nortel: Increased goodwill by SEK 64 million, decreased intangible assets by SEK 109 million, decreased deferred tax liabilities by SEK 24 million and decreased non-controlling interest by SEK 21 million.

Divestments

Divestments 2009–2011

	2011	2010	2009
Cash	–28	454	1,239
Net assets disposed of
Property, plant and equipment	1	21	5
Investments in associates	10	—	—
Other assets	38	372	586
Other liabilities	–224	–183	–38

	–175	210	553
Net gains from divestments	158	357	780
Less Cash and cash equivalents	–11	–113	–94

Cash flow effect	–28	454	1,239

In 2011, the Company made divestments with a cash flow effect amounting to SEK –28 (454) million.

Divestments in 2010 mainly refer to Ericsson Federal Inc. (EFI) with a gain amounting to SEK 216 million and a positive cash flow effect of SEK 360 million. Divestments in 2009 refer mainly to TEMS with a gain amounting to SEK 777 million and a positive cash flow effect of SEK 926 million.

Acquisitions 2009–2011

Company	Description	Transaction date
GDNT	An asset purchase agreement of certain assets with around 1,000 employees. Enhances the Company’s existing R&D, manufacturing and services capabilities in the China region.	May, 2011

Nortel Multiservice Switch business (MSS)	An asset purchase agreement to acquire certain assets of Nortel’s MSS.	Mar, 2011

Optimi	A US-Spanish telecommunications vendor providing products and services within the networks optimization and management sector with around 200 employees.	Dec, 2010

inCode	An asset purchase agreement of certain assets with around 45 employees. A premier professional services firm providing strategic business and consulting services.	Sep, 2010

LG-Nortel	Nortel’s majority shareholding (50% + 1 share) in LG-Nortel with around 1,300 employees.	Jun, 2010

Nortel GSM	An asset purchase agreement of the Carrier Networks division of Nortel relating to GSM business.	Mar, 2010

Pride	Italian consulting and systems integration company with around 1,000 employees.	Jan, 2010

Nortel	An asset purchase agreement of the Carrier networks division of Nortel relating to CDMA and LTE technology.	Nov, 2009

Elcoteq	Estonian electronics manufacturing service company with around 1,200 employees.	Jul, 2009

Bizitek	Turkish systems integrator of business support systems with around 116 employees.	May, 2009

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Divestments 2009–2011

Company	Description	Transaction date
EFI	Sale of Ericsson Federal Inc. (EFI).	Dec, 2010

TEMS	Tools for air interface monitoring and radio network planning.	Jun, 2009

C27    LEASING

Leasing with the Company as lessee

Assets under finance leases, recorded as property, plant and equipment, consist of:

Finance leases

	2011	2010
Cost
Real estate	1,856	1,846
Machinery	3	3

	1,859	1,849

Accumulated depreciation
Real estate	–725	–687
Machinery	–3	–3

	–728	–690

Accumulated impairment losses
Real estate	–42	–54

Net carrying value	1,089	1,105

As of December 31, 2011, future minimum lease payment obligations for leases were distributed as follows:

Future minimum lease payment obligations for leases

	Finance leases	Operating leases
2012	158	3,143
2013	155	2,222
2014	235	1,506
2015	133	1,065
2016	90	784
2017 and later	920	2,308

Total	1,691	11,028

Future finance charges1)	–498	n/a

Present value of finance lease liabilities	1,193	11,028

1)	Average effective interest rate on lease payables is 5.66%.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Expenses in 2011 for leasing of assets were SEK 3,362 (3,675) million, of which variable expenses were SEK 7 (51) million. The leasing contracts vary in length from 1 to 19 years.

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

Leases with the Company as lessor

Leasing income relates to subleasing of real estate as well as equipment provided to customers under leasing arrangements. These leasing contracts vary in length from 1 to 11 years.

At December 31, 2011, future minimum payment receivables were distributed as follows:

Future minimum payment receivables

	Finance leases	Operating leases
2012	36	178
2013	18	204
2014	21	210
2015	23	173
2016	18	14
2017 and later	—	25

Total	116	804

Unearned financial income	n/a	n/a
Uncollectible lease payments	n/a	n/a

Net investments in financial leases	n/a	n/a

Leasing income in 2011 was SEK 76 (94) million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

C28    INFORMATION REGARDING MEMBERS OF THE BOARD OF DIRECTORS, THE GROUP MANAGEMENT AND EMPLOYEES

REMUNERATION TO MEMBERS OF THE BOARD OF DIRECTORS

Remuneration to the Board of Directors

	Board fees	Number of synthetic shares/ portion of Board fee	Value at grant date of synthetic shares allocated 2011 A	Number of previously allocated synthetic shares	Net change in value of allocated synthetic shares1) B	Committee fees	Total fees paid in cash2) C		Total remuneration 2011 (A+B+C)
Board member
Leif Johansson	3,750,000	0/0%	—	—	—	400,000	5,453,930	3)	5,453,930
Sverker Martin-Löf	825,000	0/0%	—	—	—	250,000	1,075,000		1,075,000
Jacob Wallenberg	825,000	2,262/25%	206,174	—	–46,929	175,000	793,750		952,995
Roxanne S. Austin	825,000	6,788/75%	618,705	22,384.60	–218,139	250,000	456,250		856,816
Sir Peter L. Bonfield	825,000	2,262/25%	206,174	7,460.80	–72,696	250,000	868,750		1,002,228
Börje Ekholm	825,000	6,788/75%	618,705	22,384.60	–218,139	175,000	381,250		781,816
Ulf J. Johansson	825,000	0/0%	—	22,384.60	–77,309	350,000	1,294,968	3)	1,217,659
Nancy McKinstry	825,000	4,525/50%	412,440	17,477.60	–149,632	175,000	587,500		850,308
Anders Nyrén	825,000	0/0%	—	—	—	175,000	1,000,000		1,000,000
Carl-Henric Svanberg	825,000	4,525/50%	412,440	4,380.00	–117,970	—	412,500		706,970
Hans Vestberg	—	—	—	—	—	—	—		—
Michelangelo Volpi	825,000	0/0%	—	4,380.00	–24,090	—	825,000		800,910
Employee Representatives
Pehr Claesson	18,000	—	—	—	—	—	18,000		18,000
Anna Guldstrand4)	6,000	—	—	—	—	—	6,000		6,000
Jan Hedlund	16,500	—	—	—	—	—	16,500		16,500
Karin Åberg	18,000	—	—	—	—	—	18,000		18,000
Kristina Davidsson	18,000	—	—	—	—	—	18,000		18,000
Karin Lennartsson	18,000	—	—	—	—	—	18,000		18,000
Roger Svensson	12,000	—	—	—	—	—	12,000		12,000

Total	12,106,500	27,150	2,474,638	100,852.20	–924,904	2,200,000	13,255,398		14,805,132	5)

Total6)	12,106,500	27,150	2,474,638	220,239.80	–1,337,226	2,200,000	13,255,398		14,392,810	5)

1)	The difference in value as of December 31, 2011, compared to December 31, 2010 (for synthetic shares allocated 2008, 2009 and 2010), and compared to grant date 2011 (for synthetic shares allocated 2011). The value of synthetic shares allocated in 2008, 2009 and 2010 includes respectively SEK 1.85, SEK 2.00 and SEK 2.25 per share in compensation for dividends resolved by the Annual General Meetings 2009, 2010 and 2011.
2)	Committee fee and cash portion of the Board fee.
3)	Including an amount corresponding to statutory social charges in respect of the part of the fee that has been invoiced through a limited liability company.
4)	Resigned as employee representative as of April 13, 2011.
5)	Excluding social security charges in the amount of SEK 2,059,523.
6)	Including synthetic shares previously allocated to the former Directors Michael Treschow and Marcus Wallenberg.

Comments to the table

•	The Chairman of the Board was entitled to a Board fee of SEK 3,750,000 and a fee of SEK 200,000 for each Board Committee on which he served as Chairman.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

•

The other Directors appointed by the Annual General Meeting were entitled to a fee of SEK 825,000 each. In addition, the Chairman of the Audit Committee was entitled to a fee of SEK 350,000 and the other non-employed members of the Audit Committee were entitled to a fee of SEK 250,000 each. The Chairmen of the Finance and Remuneration Committees were entitled to a fee of SEK 200,000 each and the other non-employed members of the Finance and the Remuneration Committees were entitled to a fee of SEK 175,000 each.

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

•

Board members invoicing the amount of the Board and Committee fee through a limited liability company may add to the invoice an amount corresponding to social charges. The social charges thus included in the invoiced amount are not higher than the general payroll tax that would otherwise have been paid by the Company. The entire amount, e.g. the cash portion of the Board fee and the committee fee, including social charges, constitutes the invoiced Board fee

•

The Annual General Meeting 2011 resolved that non-employed Directors may choose to receive the Board fee (i.e. exclusive of committee fee) as follows: i) 25% of the Board fee in cash and 75% in the form of synthetic shares, with a value corresponding to 75% of the Board fee at the time of allocation, ii) 50% in cash and 50% in the form of synthetic shares, or iii) 75% in cash and 25% in the form of synthetic shares. Directors may also choose not to participate in the synthetic share program and receive 100% of the Board fee in cash. Committee fees are always paid in cash.

The number of synthetic shares is based on a volume-weighed average of the market price of Ericsson Class B shares on the NASDAQ OMX Stockholm exchange during the five trading days immediately following the publication of Ericsson’s interim report for the first quarter of 2011: SEK 91.1469. The number of synthetic shares is rounded down to the nearest whole number of shares.

The synthetic shares are vested during the Directors’ term of office and the right to receive payment with regard to the allocated synthetic shares occurs after the publication of the Company’s year-end financial statement during the fifth year following the Annual General Meeting which resolved on the synthetic share program, i.e. in 2016.

The amount payable shall be determined based on the volume-weighed average price for shares of Class B during the five trading days immediately following the publication of the year-end financial statement.

Synthetic shares were allocated to members of the Board for the first time in 2008, on equal terms and conditions as resolved in 2009, 2010 and 2011. Payment based on synthetic shares may thus, under the main rule, occur for the first time in 2013 with respect to the synthetic shares allocated in 2008. The value of all outstanding synthetic shares fluctuates in line with the market value of Ericsson’s Class B share and may differ from year to year compared to the original value on their respective grant dates. The change in value of the outstanding synthetic shares is established each year and affects the total recognized costs that year. As per December 31, 2011, the total number of synthetic shares under the programs is 247,389.80, and the total accounted debt is SEK 18,349,153 (including synthetic shares previously allocated to the former Directors Michael Treschow and Marcus Wallenberg). In accordance with the terms and conditions for the synthetic shares, the time for payment to the former Directors Michael Treschow and Marcus Wallenberg has been advanced, to occur after the publication of the year-end financial statement 2012.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

REMUNERATION TO THE GROUP MANAGEMENT

The Company’s costs for remuneration to the Group management are the costs recognized in the Income Statement during the fiscal year. These costs are disclosed under “Remuneration Costs” below.

Costs recognized during a fiscal year in the Income Statement are not fully paid by the Company at the end of the fiscal year. Such liabilities (unpaid amounts) that the Company has in relation to the Group Management are disclosed under “Outstanding Balances”.

Remuneration costs

The total remuneration to the President and CEO and to other members of the Group management, consisting of the Executive Leadership Team (ELT) includes fixed salary, short-term and long-term variable remuneration, pension and other benefits. These remuneration elements are based on the guidelines for remuneration and other employment conditions for the ELT as approved at AGM 2011, see the approved guidelines in section “2011 Remuneration Policy”.

Remuneration costs for the president and CEO and other members of executive leadership team (ELT)

SEK	The President and CEO 2011	The President and CEO 2010	Other members of ELT 2011	Other members of ELT 2010	Total 2011	Total 2010
Salary	11,739,341	12,573,789	76,031,733	84,697,698	87,771,074	97,271,487
Costs for annual variable remuneration earned
2011 to be paid 2012	2,771,134	6,737,556	18,460,645	26,592,809	21,231,779	33,330,365
Long-term variable remuneration provision	5,636,050	1,253,262	8,916,556	6,467,584	14,552,606	7,720,846
Pension costs	5,960,566	5,586,760	22,154,413	24,994,073	28,114,979	30,580,833
Other benefits	78,594	80,962	4,944,762	4,142,484	5,023,356	4,223,446
Social charges and taxes	7,800,766	7,842,186	23,529,200	30,246,918	31,329,966	38,089,103

Total	33,986,451	34,074,515	154,037,309	177,141,565	188,023,760	211,216,080

Comments to the table

•

During 2011, there were three Executive Vice Presidents appointed by the Board of Directors. None of them has acted as deputy to the President and CEO during the year. The Executive Vice Presidents are included in the group “Other members of ELT”.

•

The group “Other members of ELT” comprises the following persons: Cesare Avenia (up to December 21), Per Borgklint (from June 7), Bina Chaurasia, Håkan Eriksson, Jan Frykhammar, Douglas L. Gilstrap, Nina Macpherson, Magnus Mandersson, Helena Norrman (from May 23), Mats H. Olsson, Rima Qureshi, Angel Ruiz, Henry Sténson (up to May 23), Johan Wibergh and Jan Wäreby.

•

The salary stated in the table for the President and CEO and other members of the ELT includes vacation pay paid during 2011 as well as other contracted compensation which were paid during 2011 or provisioned for 2011.

•	“Long-term variable remuneration provision” refers to the compensation costs during 2011 for all outstanding share-based plans.

•	For a description of compensation cost, including accounting treatment, see Note C1, “Significant Accounting Policies”, section Share-based compensation to employees and the Board of Directors.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

•

For the President and CEO and other members of ELT employed in Sweden before 2011 a supplementary plan is applied in addition to the occupational pension plan for salaried staff on the Swedish labor market (ITP) with pension from 60 years. These pension plans are not conditional upon future employment at Ericsson.

Outstanding balances

The Company has recognized the following liabilities in the Balance Sheet:

•

Ericsson’s commitments for benefit based pensions per December 31, 2011 under IAS 19 amounted to SEK 5,083,343 for the President and CEO which includes ITP plan and temporary disability and survivor’s pension. For other members of ELT the Company’s commitments amounted to SEK 32,773,100 of which SEK 26,363,042 refers to the ITP plan and the remaining SEK 6,410,058 to temporary disability and survivor’s pensions.

•	For previous Presidents and CEOs, the Company has made provisions for defined benefit pension plans in connection with their active service periods within the Company.

•	Deferred salary, earned 2011 or earlier, to be paid 12 months after period end or later, amounts to SEK 10,868,040.

Outstanding matching rights

As per December 31, 2011 Number of Class B shares	The President and CEO	Other members of the ELT
Stock Purchase Plans 2008, 2009, 2010 and 2011 and Executive Performance Stock Plans 2009, 2010 and 2011	324,106	492,645

Comments to the table

•	For the definition of matching rights, see the description in section “Long-term variable remuneration”.

•	The number of matching rights for members in ELT 2011 is based on performance matching under Executive Performance Stock Plans as follows;

—	For 2008, only the matching under the Stock Purchase Plan is included in outstanding matching rights. The performance matching lapsed.

—	For 2009 and 2010, maximum performance matching is included.

—	For 2011, 89% performance matching is included (cash conversion target for 2011 was not met).

•	During 2011, the President and CEO received 5,108 matching shares and other members of ELT 25,720 matching shares.

2011 Remuneration policy

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

Group Management

For Group Management consisting of the Executive Leadership Team, including the President and CEO, in the following referred to as the “Group Management”, total remuneration consists of fixed salary, short and long-term variable remuneration, pension and other benefits. Furthermore, the following guidelines apply for Group Management:

•

Variable remuneration is through cash and stock-based programs awarded against specific business targets derived from the long-term business plan approved by the Board of Directors. Targets may include financial targets at either corporate or unit level, operational targets, employee motivation targets and customer satisfaction targets.

•

With the current composition of Group Management, the Company’s cost during 2011 for the variable remuneration of Group Management can, at a constant share price, amount to between 0 and 150% of the aggregate fixed salary cost, all excluding social security costs.

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

•

The mutual notice period may be no more than six months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months’ fixed salary is paid. Notice of termination given by the employee due to significant structural changes, or other events that in a determining manner affect the content of work or the condition for the position, is equated with notice of termination served by the Company.

LONG-TERM VARIABLE REMUNERATION

The stock purchase plan

The Stock Purchase Plan is designed to offer an incentive for all employees to participate in the Company where practicable, which is consistent with industry practice and with our ways of working. For the 2011 plan employees are able to save up to 7.5% (President and CEO 10%) of gross fixed salary (President and CEO gross fixed salary and annual variable remuneration) for purchase of Class B contribution shares at market price on the NASDAQ OMX Stockholm or American Depositary Shares (ADSs) at NASDAQ New York (contribution

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

shares) during a twelve-month period (contribution period). If the contribution shares are retained by the employee for three years after the investment and the employment with the Ericsson Group continues during that time, the employee’s shares will be matched with a corresponding number of Class B shares or ADSs free of consideration. Employees in 96 countries participate in the plans.

The table below shows the contribution periods and participation details for ongoing plans as of December 31, 2011.

Stock purchase plans

Plan	Contribution period	Number of participants at launch	Take-up rate–percent of eligible employees
Stock Purchase plan 2008	August 2008–July 2009	19,000	25%
Stock Purchase plan 2009	August 2009–July 2010	18,000	25%
Stock Purchase plan 2010	August 2010–July 2011	22,000	27%
Stock Purchase plan 2011	August 2011–July 2012	24,000	30%

Participants save each month, beginning with August payroll, towards quarterly investments. These investments (in November, February, May and August) are matched on the third anniversary of each such investment, subject to continued employment, and hence the matching spans over two financial years and two tax years.

The key contributor retention plan

The Key Contributor Retention Plan is part of Ericsson’s talent management strategy and is designed to give recognition for performance, critical skills and potential as well as encourage retention of key employees. Under the program, up to 10% of employees (2011: 7,900 employees) are selected through a nomination process that identifies individuals according to performance, critical skills and potential. Participants selected obtain one extra matching share in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan during a twelve-month program period.

The executive performance stock plan

The Executive Performance Stock Plan is designed to focus management on driving earnings and provide competitive remuneration. Senior executives, including ELT, are selected to obtain up to four or six extra shares (performance matching shares) in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan. Up to 0.5% of employees (2011: 314 executives) are offered to participate in the plan. The President and CEO is allowed to invest up to 10% of fixed salary and Short-Term Variable Remuneration in contribution shares and may obtain up to nine performance matching shares in addition to the Stock Purchase Plan matching share for each contribution share. The performance matching for the 2008 to 2010 plans is subject to the fulfillment of a performance target of average annual Earnings per Share (EPS) growth.

The performance targets changed from Earnings Per Share (EPS) targets to operational targets linked to the business strategy.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

The tables to the right shows all Executive Performance Stock Plans as per December 31, 2011.

Executive performance stock plans

	Executive Performance Stock Plan
	20111)	2010	2009	2008
Base year EPS2)		1.14	2.90	4.43
Target average annual EPS growth range3)		5% to 15%	5% to 15%	5% to 15%
Matching share vesting range4)	0.67 to 4	0.67 to 4	0.67 to 4	0.67 to 4
	1 to 6	1 to 6	1 to 6	1 to 6
	1.5 to 9	1.5 to 9	1.33 to 8	1.33 to 8
Maximum opportunity as percentage of fixed salary 5)	30%	30%	30%	30%
	45%	45%	45%	45%
	162%	162%	72%	72%

1)	Targets for Executive Performance Stock Plan 2011 are described in the table below.
2)	Sum of four quarters up to June 30 of plan years, up to and including 2009. For 2010 plan the sum of 4 quarters up to December 31, 2010.
3)	EPS range found from three-year average EPS of the twelve quarters to the end of the performance period and corresponding growth targets.
4)	Corresponding to EPS range (no Performance Share Plan matching below this range). Matching shares per contribution share invested in addition to Stock Purchase Plan matching according to program of up to 4, 6 or 9 matching shares.
5)	At full investment, full vesting and constant share price. Excludes Stock Purchase Plan matching.

2011 Executive performance stock plan targets

	Base year value SEK billion	Year 1	Year 2	Year 3
Growth (Net Sales Growth)	203.3	Compound annual growth of 4–10%
Margin (Operating Income Growth)1)	23.74	Compound annual growth of 5–15%
Cash Flow (Cash	—	70%	70%	70%
Conversion)

1)	Consolidated operating margin excluding restructuring for 2010.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Shares for all plans

		Stock Purchase Plan, Key Contributor Retention Plan and Executive Performance Stock Plans
Plan (million shares)		2011		2010		2009		2008		2007		Total
Originally designated1)	A	19.4		19.4		22.4		16.5		9.7		87.4
Outstanding beginning of 2011	B	—		3.0		9.9		11.0		7.1		31.0
Awarded during 2011	C	3.4		8.0		—		—		—		11.4
Exercised/matched during 2011	D	—		0.1		0.2		2.6		5.3		8.2
Forfeited/expired during 2011	E	—		0.3		0.6		2.3		1.8		5.0
Outstanding end of 20112)	F=B+C–D–E	3.4		10.6		9.1		6.1		—		29.2
Compensation costs charged during 2011 (MSEK)	G	9	3)	115	3)	145	3)	116	3)	28	3)	413	4)

1)	Adjusted for rights offering and reverse split when applicable.
2)	Presuming maximum performance matching under the Executive Performance Stock Plans. The 2007 and 2008 plans have lapsed.
3)	Fair value is calculated as the share price on the investment date, reduced by the net present value of the dividend expectations during the three-year vesting period. Net present value calculations are based on data from external party. Fair value is also adjusted for participants failing to keep hold of their contribution shares during the vesting period. For shares under the Executive Performance Stock Plans, the Company presumes maximum performance matching for all ongoing plans when calculating the compensation cost. The 2007 and 2008 plans have lapsed. Fair value of the Class B share at each investment date during 2011 was: February 15 SEK 73.88, May 15 SEK 87.47, August 15 SEK 65.64 and November 15 SEK 60.76.
4)	Total compensation costs charged during 2010: SEK 757 million, 2009: SEK 529 million.

Shares for all plans

All plans are funded with treasury stock and are equity settled. Treasury stock for all plans has been issued in directed cash issues of Class C shares at the quotient value and purchased under a public offering at the subscription price plus a premium corresponding to the subscribers’ financing costs, and then converted to Class B shares.

For all plans, additional shares have been allocated for financing of social security expenses. Treasury stock is sold on the NASDAQ OMX Stockholm to cover social security payments when arising due to matching of shares. During 2011, 1,240,600 shares were sold at an average price of SEK 73.96. Sale of shares is recognized directly in equity.

If, as of December 31, 2011, all shares allocated for future matching under the Stock Purchase Plan were transferred, and shares designated to cover social security payments were disposed of as a result of the exercise and the matching, approximately 49 million Class B shares would be transferred, corresponding to 1.5% of the total number of shares outstanding, 3,211 million. As of December 31, 2011, 63 million Class B shares were held as treasury stock.

The table above shows how shares (representing matching rights but excluding shares for social security expenses) are being used for all outstanding plans. From up to down the table includes (A) the number of shares originally approved by the Annual General Meeting, adjusted for reverse split where applicable; (B) the number of originally designated shares that were outstanding at the beginning of 2011; (C) the number of shares awards that were granted during 2011; (D) the number of shares matched during 2011; (E) the number of shares forfeited by participants or expired under the plan rules during 2011; and (F) the balance left as outstanding at the end of

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

2011, having added new awards to the shares outstanding at the beginning of the year and deducted the shares related to awards matched, forfeited and expired. The final column (G) shows the compensation costs charged to the accounts during 2011 for each plan, calculated as fair value in SEK.

For a description of compensation cost, including accounting treatment, see Note C1, “Significant Accounting Policies”, section Share-based compensation to employees and the Board of Directors.

EMPLOYEE NUMBERS, WAGES AND SALARIES

Employee numbers

Average number of employees

	2011			2010
	Women	Men	Total	Women	Men	Total
North America	2,876	12,106	14,982	2,770	11,005	13,775
Latin America	1,913	7,837	9,750	1,328	5,326	6,654
Northern Europe &
Central Asia1) 2)	5,656	14,927	20,583	5,821	15,227	21,048
Western & Central
Europe2)	1,663	8,968	10,631	1,817	9,338	11,155
Mediterranean2)	2,743	9,077	11,820	2,670	9,034	11,704
Middle East	634	4,343	4,977	468	3,544	4,012
Sub-Saharan Africa	661	1,290	1,951	359	1,331	1,690
India	1,613	9,912	11,525	835	5,783	6,618
China & North East
Asia	3,480	8,839	12,319	2,948	6,867	9,815
South East Asia &
Oceania	1,155	3,437	4,592	1,378	3,976	5,354

Total	22,394	80,736	103,130	20,394	71,431	91,825

1) Of which Sweden	4,188	12,881	17,069	4,355	13,066	17,421
2) Of which EU	9,575	31,667	41,242	9,843	32,045	41,888

Number of employees at year-end

Employees by region	2011	2010
North America	14,801	13,498
Latin America	11,191	7,181
Northern Europe & Central Asia1) 2)	20,987	21,425
Western & Central Europe2)	10,806	10,818
Mediterranean2)	11,645	10,795
Middle East	4,336	3,982
Sub-Saharan Africa	2,283	1,626
India	11,535	6,710
China & North East Asia	12,567	9,807
South East Asia & Oceania	4,374	4,419

Total	104,525	90,261

1) Of which Sweden	17,500	17,848
2) Of which EU	41,596	40,743

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Employees by gender and age at year-end 2011

	Women	Men	Percent of total
Under 25 years old	2,162	5,942	8%
25–35 years old	8,417	29,691	37%
36–45 years old	7,754	28,306	34%
46–55 years old	3,553	14,127	17%
Over 55 years old	919	3,654	4%

Percent of total	22%	78%	100%

Number of employees related to cost of sales and operating expenses

	2011	2010	2009
Cost of sales	58,800	45,628	41,521
Operating expenses	45,725	44,633	40,972

Total	104,525	90,261	82,493

Employee movements

	2011	2010
Head count at year-end	104,525	90,261
Employees who have left the Company	10,571	10,066
Employees who have joined the Company	24,835	17,834
Temporary employees	901	978

Employee wages and salaries

Wages and salaries and social security expenses

	2011	2010
Wages and salaries	43,707	43,390
Social security expenses	15,198	13,793
Of which pension costs	3,888	3,091

Amounts related to the President and CEO and the Executive Leadership Team are included.

Remuneration to board members and presidents in subsidiaries

	2011	2010
Salary and other remuneration	223	289
Of which annual variable remuneration	22	43
Pension costs	20	29

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Board members, presidents and group management by gender at year end

	2011		2010
	Women	Men	Women	Men
Parent Company
Board members and President	20%	80%	33%	67%
Group Management	29%	71%	14%	86%
Subsidiaries
Board members and Presidents	11%	89%	10%	90%

C29    RELATED PARTY TRANSACTIONS

During 2011, various related party transactions were executed pursuant to contracts based on terms customary in the industry and negotiated on an arm’s length basis. For information regarding equity and Ericsson’s share of assets, liabilities and income in joint ventures and associated companies, see Note C12, “Financial Assets, Non-Current”. For information regarding transactions with senior management, see Note C28, “Information Regarding Members of the Board of Directors, the Group Management and Employees”.

Sony Ericsson Mobile Communications AB

In October 2001, Sony Ericsson Mobile Communications AB was established as a joint venture between Sony Corporation and Ericsson, and a substantial portion of Ericsson’s handset operations was sold to Sony Ericsson Mobile Communications AB. The joint venture is headquartered in Lund, Sweden.

On February 16, 2012, Ericsson announced that the Company, on February 15, 2012, completed the divestment of its 50% stake in Sony Ericsson Mobile Communications AB including the broad IP cross-licensing agreement. The divestment was originally jointly announced by Sony Corporation and Ericsson on October 27, 2011. This makes Sony Ericsson a wholly-owned subsidiary of Sony. The agreed cash consideration for the transaction is EUR 1.05 billion.

As part of the formation of the joint venture, contracts were entered into between Ericsson and Sony Ericsson.

Major transactions are as follows:

•	License revenues: Both owners of Sony Ericsson, Sony Corporation and Ericsson, receive license revenues for Sony Ericsson’s usage of trademarks and intellectual property rights.

•	Purchases: Ericsson purchases mobile phones from Sony Ericsson to support contracts with a number of customers for mobile systems which also include limited quantities of phones.

•	Dividends: Both owners of Sony Ericsson receive dividends, when so decided by the board of directors. During 2011 Ericsson received no dividends from Sony Ericsson.

Sony Ericsson mobile communications AB

	2011	2010	2009
Related party transactions
License revenues	855	1,255	1,746
Purchases	126	61	164

Related party balances
Receivables	27	258	369
Liabilities	2	8	14

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Sony Ericsson has been granted term loans and credit facilities of SEK 4,014 million, of which SEK 4,014 million were utilized as of December 31, 2011. The parent companies of Ericsson and Sony Corporation have issued guarantees for these term loans and credit facilities on a 50/50 basis, without joint responsibility. Thus Ericsson’s guaranteed amount is maximum SEK 2,007 million excluding interest. As of December 31, 2011, Ericsson’s part of the outstanding amount is SEK 2,017 million including accrued interest of SEK 10 million. Maturity dates for the issued guarantees occurs in 2012. As of the date of the sale, Ericsson is no longer a guarantor of term loans or credit facilities related to Sony Ericsson. See also Note C24, “Contingent Liabilities”.

ST-Ericsson

ST-Ericsson, the joint venture between Ericsson and STMicroelectronics, was formed on February 2, 2009, by merging Ericsson Mobile Platforms with ST-NXP Wireless. The joint venture is equally owned by Ericsson and STMicroelectronics. ST-Ericsson is an industry leader in the design, development and the creation of cutting-edge mobile platforms and wireless semiconductors. ST-Ericsson is a key supplier to four of the industry’s top five handset manufacturers, who together represent about 80% of global handset shipments, as well as to other leading companies in the industry. The joint venture is headquartered in Geneva, Switzerland, and employs approximately 5,800 people.

Major transactions are as follows:

•	Sales: Ericsson provides ST-Ericsson with services in the areas of R&D, HR, IT and facilities.

•	Purchases: A major part of Ericsson’s purchases from ST-Ericsson consists of chipsets and R&D services.

•	Dividends: Both owners of ST-Ericsson receive dividends, when so decided by the board of directors. During 2011 Ericsson received no dividends from ST-Ericsson.

ST-Ericsson

	2011	2010	2009
Related party transactions
Sales	182	403	740
Purchases	781	629	624

Related party balances
Receivables	51	53	244
Liabilities	24	48	365

Parents extend internal financing to ST-Ericsson on an ongoing basis to bridge their needs until a return to profitability and [positive cash flow, based on a 50/50 basis. As of December 31, 2011, the amount drawn was USD 800 million (SEK 5,518 million). Each parent lent USD 400 million (SEK 2,759 million).

Ericsson does not have any contingent liabilities, assets pledged as collateral or guarantees towards ST-Ericsson.

Ericsson Nikola Tesla d.d.

Ericsson Nikola Tesla d.d. is a joint stock company for design, sales and service of telecommunication systems and equipment, and an associated member of the Ericsson Group. Ericsson Nikola Tesla d.d. is located in Zagreb, Croatia. Ericsson holds 49.07% of the shares.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Major transactions are as follows:

•	Sales: Ericsson sells telecommunication equipment to Ericsson Nikola Tesla d.d.

•	License revenues: Ericsson receives license revenues for Ericsson Nikola Tesla d.d.’s usage of trademarks.

•	Purchases: Ericsson purchases development resources from Ericsson Nikola Tesla d.d.

•	Dividends: Ericsson received dividends from Ericsson Nikola Tesla d.d. during 2011.

Ericsson Nikola Tesla d.d.

	2011	2010	2009
Related party transactions
Sales	465	563	654
License revenues	4	2	7
Purchases	595	566	569
Ericsson’s share of dividends	154	104	66

Related party balances
Receivables	59	120	93
Liabilities	76	75	70

Ericsson does not have any contingent liabilities, assets pledged as collateral or guarantees toward Ericsson Nikola Tesla d.d.

C30    FEES TO AUDITORS

Fees to auditors

	PwC	Others	Total
2011
Audit fees	77	9	86
Audit related fees	10	—	10
Tax services fees	20	3	23
Other fees	16	—	16

Total	123	12	135

2010
Audit fees	79	5	84
Audit related fees	17	1	18
Tax services fees	16	2	18
Other fees	7	2	9

Total	119	10	129

2009
Audit fees1)	88	3	91
Audit related fees1)	18	—	18
Tax services fees	16	2	18
Other fees1)	3	2	5

Total	125	7	132

1)	Allocation of fees to auditors is based on the requirements in the Swedish Annual Accounts Act. 2009 figures are restated for comparability.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

During the period 2009–2011, in addition to audit services, PwC provided certain audit related services, tax and other services to the Company. The audit related services include quarterly reviews, ISO audits, SSAE16 reviews and services in connection with issuing of certificates and opinions. The tax services include general expatriate services and corporate tax compliance work. Other services include consultation on financial accounting, services related to acquisitions, operational effectiveness and assessments of internal control.

Audit fees to other auditors largely consist of local statutory audits for minor companies.

C31    CONTRACTUAL OBLIGATIONS

Contractual obligations 2011

	Payment due by period
SEK billion	<1 year	1–3 years	3–5 years	>5 years	Total
Long-term debt1) 2)	5.4	10.0	6.7	6.0	28.1
Finance lease obligations3)	0.2	0.4	0.2	0.9	1.7
Operating leases3)	3.1	3.7	1.8	2.3	10.9
Other non-current liabilities	0.1	0.2	0.1	1.8	2.2
Purchase obligations4)	7.1	—	—	—	7.1
Trade payables	25.3	—	—	—	25.3
Commitments for customer financing5)	8.6	—	—	—	8.6
Total	49.8	14.3	8.8	11.0	83.9

1)	Including interest payments.
2)	See Note C20, “Financial Risk Management and Financial Instruments”.
3)	See Note C27, “Leasing”.
4)	The amounts of purchase obligations are gross, before deduction of any related provisions.
5)	See also Note C14, “Trade Receivables and Customer Financing”.

For information about financial guarantees, see Note C24, “Contingent Liabilities”.

Except for those transactions described in this report, Ericsson has not been a party to any material contracts over the past three years other than those entered into during the ordinary course of business.

C32    EVENTS AFTER THE BALANCE SHEET DATE

On January 12, 2012 Ericsson announced the closing of the acquisition of all the shares in Telcordia, a global leader in the development of software and services for OSS/BSS, for USD 1.15 billion in an all cash transaction, on a cash and debt-free basis. Balances to facilitate a Purchase Price Allocation have not yet been established. Approximately 2,600 skilled employees have joined Ericsson. This acquisition consolidates Ericsson’s position as a leading player in the operations support systems/business support systems (OSS/BSS) market with a key position in service fulfillment, assurance, network optimization and real-time charging.

On January 14, 2012, as per the trust’s funding requirements, the Company made an employer contribution payment of SEK 900 million to the Swedish pension trust fund.

In February 2012, Airvana Networks Solutions Inc., a State of Delaware, U.S.A. corporation (“Airvana”), filed a complaint against Ericsson Inc. and Ericsson AB in the Supreme Court of the State of New York, U.S.A., alleging that Ericsson has violated key contract terms and misappropriated Airvana trade secrets and proprietary information. Airvana is seeking damages of USD 330 million and to enjoin Ericsson from developing, deploying or commercializing Ericsson products allegedly based on Airvana’s proprietary technology.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

On February 16, 2012, Ericsson announced that the Company, on February 15, 2012, completed the divestment of its 50% stake in Sony Ericsson Mobile Communications AB. The divestment was originally jointly announced by Sony Corporation and Ericsson on October 27, 2011. The deal includes a broad IP cross-licensing agreement. Sony Ericsson is now a wholly-owned subsidiary of Sony. The agreed cash consideration for the transaction is EUR 1.05 billion.

The divestment has resulted in a gain of approximately SEK 7.5 billion, to be recognized in the first quarter of 2012 and reported under Other operating income and expenses.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

RISK FACTORS

You should carefully consider all the information in this Annual Report and in particular the risks and uncertainties outlined below. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our business. Any of the factors described below, or any other risk factors discussed elsewhere in this report, could have a material negative effect on our business, operational and after-tax results, financial position, cash flow, liquidity, credit rating, brand and/or our share price. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also materially adversely affect our business. Furthermore, our operational results may have a greater variability than in the past and we may have difficulties in accurately predicting future developments. See also “Forward-Looking Statements”.

MARKET, TECHNOLOGY AND BUSINESS RISKS

Challenging global economic conditions may adversely impact the demand and pricing for our products and services as well as limit our ability to grow.

Challenging global economic conditions could have adverse, wide-ranging effects on demand for our products and for the products of our customers. Adverse global economic conditions could cause network operators to postpone investments or initiate other cost-cutting initiatives to improve their financial position. This could result in significantly reduced expenditures for network infrastructure and services, in which case our operating results would suffer. If demand for our products and services were to fall in the future, we could experience material adverse effects on our revenues, cash flow, capital employed and value of our assets and we could incur operating losses. Furthermore, if demand is significantly weaker or more volatile than expected, our credit rating, borrowing opportunities and costs as well as the trading price of our shares could be adversely impacted. When deemed necessary, we undertake specific restructuring or cost saving initiatives, however, there are no guarantees that such initiatives will be sufficient, successful or executed in time to deliver any improvements in our earnings.

Should global economic conditions fail to improve, or worsen, other business risks we face could intensify and could also negatively impact the business prospects of operators. Some operators, in particular in markets with weak currencies, may incur borrowing difficulties and slower traffic development, which may negatively affect their investment plans and cause them to purchase less of our products and services.

The potential adverse effects of an economic downturn include:

•	reduced demand for products and services, resulting in increased price competition or deferrals of purchases, with lower revenues not fully compensated through reduced costs;

•	risks of excess and obsolete inventories and excess manufacturing capacity;

•	risk of financial difficulties or failures among our suppliers;

•	increased demand for customer finance, difficulties in collection of accounts receivable and increased risk of counterparty failures;

•	risk of impairment losses related to our intangible assets as a result of lower forecasted sales of certain products;

•	increased difficulties in forecasting sales and financial results as well as increased volatility in our reported results;

•	a decline in the value of the assets in our pension plans and/or increased pension liabilities due to discount rate changes;

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

•	end user demand could also be adversely affected by reduced consumer spending on technology, changed operator pricing, security breaches and trust issues.

The telecommunications industry fluctuates and is affected by many factors, including the economic environment, decisions by operators and other customers regarding their deployment of technology and their timing of purchases.

The telecommunications industry has experienced downturns in the past in which operators substantially reduced their capital spending on new equipment. While we expect the network service provider equipment market and telecommunications services market to grow in the coming years, the uncertainty surrounding the global economic recovery may materially harm actual market conditions. Moreover, market conditions are subject to substantial fluctuation, and could vary geographically and across technologies. Even if global conditions improve, conditions in the specific industry segments in which we participate may be weaker than in other segments. In that case, the results of our operations may be adversely affected.

If capital expenditures by service providers and other customers is weaker than we anticipate, our revenues and profitability may be adversely affected. The level of demand by service providers and other customers who buy our products and services can change quickly and can vary over short periods of time, including from month to month. Due to the uncertainty and variations in the telecommunications industry, accurately forecasting revenues, results, and cash flow remains difficult.

Sales volumes and gross margin levels are affected by the variation and short order time of our products and services.

Our sales to network operators represent a mix of equipment, software and services, which normally generate different gross margins. We sell our own products as well as third party products, which normally have lower margins than our own products. As a consequence, our reported gross margin in a specific period will be affected by the overall mix of products and services as well as the relative content of third party products. Further, network expansions and upgrades have much shorter lead times for delivery than initial network build outs. Orders for such network expansions and upgrades are normally placed with short notice by customers, often with less than a month’s notice, and consequently variations in demand are difficult to forecast. As a result, changes in our product and service mix and the short order time for certain of our products may affect our ability to accurately forecast sales and margins or detect in advance whether actual results will deviate from market consensus. Short-term variation could have a material adverse effect on our business, operating results and financial condition.

We may not be able to properly respond to market trends in the telecommunications industry, including the ongoing convergence of the telecom, data and media industries, which may harm our market position relative to our competitors.

We are affected by market conditions and trends within the telecommunications industry, including the convergence of the telecom, data and media industries. Convergence is largely driven by technological development related to IP-based communications. This has changed the competitive landscape and affects our objective setting, risk assessment and strategies. Competitors new to our business may enter this new business context and negatively impact our market share in selected areas. If we fail to understand the market development, or fail to acquire the necessary competences to develop and market products, services and solutions that are competitive in this changing market, our business, operating results and financial condition will suffer.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Our business depends upon the continued growth of mobile communications and the acceptance of new services. If growth slows or new services do not succeed, operators’ investment in networks may slow or stop, harming our business.

A substantial portion of our business depends on the continued growth of mobile communications in terms of both the number of subscriptions and usage per subscriber, which in turn drives the continued deployment and expansion of network systems by our customers. If operators fail to increase the number of subscribers and/or stimulate increased usage, our business and operational results could be materially adversely affected. Also, if operators fail to monetize new services, fail to introduce new business models or experience a decline in operator revenues or profitability, their willingness to further invest in their network systems may decrease which will reduce their demand for our products and services and have an adverse effect on our business, operational results and financial condition.

Fixed and mobile networks converge and new technologies, such as IP and broadband, enable operators to deliver a range of new types of services in both fixed and mobile networks. We are dependent upon market acceptance of such services and the outcome of regulatory and standardization activities in this field, such as spectrum allocation. If delays in standardization, regulation, or market acceptance occur, this could adversely affect our business, operational results and financial condition.

We face intense competition from our existing competitors as well as new entrants, including IT companies entering the telecommunications market, and this could materially adversely affect our results.

The markets in which we operate are highly competitive in terms of price, functionality, service quality, customization, timing of development, and the introduction of new products and services. We face intense competition from significant competitors many of which are very large, with substantial technological and financial resources and established relationships with operators. Further, certain competitors, Chinese companies in particular, have become relatively stronger in recent years. We may also encounter increased competition from new market entrants, alternative technologies or due to evolving industry standards. In particular, we may face competition from large IT companies entering the telecommunications market who benefit from economies of scale from being active in several industries. We cannot assure that we will be able to compete successfully with these companies. Our competitors may implement new technologies before we do, offer more attractively priced or enhanced products, services or solutions, or they may offer other incentives that we do not provide. Some of our competitors may also have greater resources in certain business segments or geographic markets than we do. Increased competition could result in reduced profit margins, loss of market share, increased research and development costs as well as increased sales and marketing expenses. Traffic development on cellular networks could be affected if more traffic is off-loaded to Wi-Fi networks. Further, alternative services provided over-the-top have profound effects on operator voice/ SMS revenues with possible reduced capital expenses consequences.

Additionally, we operate in markets characterized by rapidly changing technology. This results in continuous price erosion and increased price competition for our products and services. If our counter measures, including enhanced products and business models or cost reductions cannot be achieved or do not occur in a timely manner, there could be adverse impacts on our operating results and market share.

Vendor consolidation may lead to stronger competitors who are able to benefit from integration, scale and greater resources.

Industry convergence and consolidation among equipment and services suppliers could potentially result in stronger competitors that are competing as end-to-end suppliers as well as competitors more specialized in

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

particular areas. Consolidation may also result in competitors with greater resources than we have or in reduction of our current scale advantages. This could have a materially adverse effect on our business, operating results, and financial condition.

A significant portion of our revenue is currently generated from a limited number of key customers, and operator consolidation may increase our dependence on key customers.

We derive most of our business from large, multi-year frame agreements with a limited number of significant customers. Many of these agreements are opened up on a yearly basis to re-negotiate the price for our products and services and do not contain committed purchase volumes. Although no single customer represents more than 7% of our sales in 2011, our ten largest customers accounted for 44% of our sales in 2011. A loss of or a reduced role with a key customer could have a significant adverse impact on sales, profit and market share for an extended period.

In recent years, network operators have undergone significant consolidation, resulting in a fewer number of operators with activities in several countries. This trend is expected to continue, and intra-country consolidation is likely to accelerate as a result of competitive pressure. A market with fewer and larger operators will increase our reliance on key customers and may negatively impact our bargaining position and profit margins. Moreover, if the combined companies operate in the same geographic market, networks may be shared and less network equipment and associated services may be required. Network investments could be delayed by the consolidation process, which may include, among others, actions relating to merger or acquisition agreements, securing necessary regulatory approvals, or integration of their businesses. Recently, network operators have started to share parts of their network infrastructure through cooperation agreements rather than legal consolidations, which may adversely affect demand for network equipment. Accordingly, operator consolidation may have a material adverse effect on our business, operating results and financial condition.

We enter into long-term frame agreements with our customers which include commitments to future price reductions, requiring us to make constant cost reductions to maintain our gross margin.

Long-term frame agreements with our customers are typically awarded on a competitive bidding basis. In some cases, such agreements also include a commitment to future price reductions. In order to maintain our gross margin with such price reductions, we continuously strive to reduce the costs of our products through design improvements, negotiation of better purchase prices from our suppliers, allocation of more production to low-cost countries and increased productivity in our own production. However, there can be no assurance that our actions to reduce costs will be sufficient or quick enough to maintain our gross margin in such contracts, which may have a material adverse effect on our operating results.

Growth of our managed services business is difficult to predict, and requires taking significant contractual risks.

Operators increasingly outsource parts of their operations to reduce cost and focus on new services. To address this opportunity, we offer operators various services in which we manage their networks. The growth rate in the managed services market is difficult to forecast and each new contract carries a risk that transformation and integration of the operations will not be as fast or smooth as planned. Additionally, early contract margins are generally low and the mix of new and old contracts may negatively affect reported results in a given period. Contracts for such services normally cover several years and generate recurring revenues. However, contracts have been, and may in the future be, terminated or reduced in scope, which has negative impacts on sales and earnings. While we believe we have a strong position in the managed services market, competition in this area is increasing, which may have adverse effects on our future growth and profitability.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

We depend upon the development of new products and enhancements to our existing products, and the success of our substantial research and development investments is uncertain.

Rapid technological and market changes in our industry require us to make significant investments in technological innovation. We invest significantly in new technology, products and solutions. In order for us to be successful, those technologies, products and solutions must be accepted by relevant standardization bodies and by the industry as a whole. There can be no assurance that our research and development efforts will be technically or commercially successful. If we invest in the development of technologies, products and solutions that do not function as expected, are not adopted by the industry, are not ready in time, or are not successful in the marketplace our sales and earnings may materially suffer. Additionally, it is common for research and development projects to encounter delays due to unforeseen problems. Delays in production may increase the cost of research and development efforts and put us at a disadvantage against our competition.

We engage in acquisitions and divestments which may be disruptive and require us to incur significant expenses.

In addition to in-house innovation efforts, we make strategic acquisitions in order to obtain various benefits such as reduced time-to-market, access to technology and competence, increased scale or to broaden our product portfolio or customer base. Future acquisitions could result in the incurrence of contingent liabilities and an increase in amortization expenses related to goodwill and other intangible assets, which could have a material adverse effect upon our business, financial condition and results of operations. Risks we could face with respect to acquisitions include:

•	difficulties in the integration of the operations, technologies, products and personnel of the acquired company;

•	risks of entering markets in which we have no or limited prior experience;

•	potential loss of employees;

•	diversion of management’s attention away from other business concerns; and

•	expenses of any undisclosed or potential legal liabilities of the acquired company.

From time to time we also divest parts of our business to optimize our product portfolio or operations. Any decision to dispose of or otherwise exit businesses may result in the recording of special charges, such as workforce reduction costs and industry and technology-related write-offs. We cannot assure that we will be successful in consummating future acquisitions or divestments on favourable terms or at all. The risks associated with such acquisitions and divestments could have a material adverse effect upon our business, financial condition and results of operations.

We are a party to joint ventures and partnerships which may not be successful and expose us to future costs.

We are partners in joint ventures and partnerships. Our partnering arrangements may fail to perform as expected for various reasons, including an incorrect assessment of our needs or the capabilities or financial stability of our strategic partners. Our ability to work with these partners or develop new products and solutions may become constrained, which could harm our competitive position in the market. Additionally, our share of any losses from or commitments to contribute additional capital to such partnerships may adversely affect our results of operations or financial position.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

We rely on a limited number of suppliers of components, production capacity and R&D and IT services, which exposes us to supply disruptions and cost increases.

Our ability to deliver according to market demands and contractual commitments depends significantly on obtaining a timely and adequate supply of materials, components, production capacity and other vital services on competitive terms. Although we strive to avoid single-source supplier solutions, this is not always possible. Accordingly, there is a risk that we will be unable to obtain key supplies we need to produce our products on commercially reasonable terms, or at all. Failure by any of our suppliers could interrupt our product supply or operations and significantly limit sales or increase our costs. To find an alternative supplier or re-design products to replace components may take significant time which could cause significant delays or interruptions in the delivery of our products. We have from time to time experienced interruptions of supply and we may experience such interruptions in the future.

Furthermore, our procurement of supplies requires us to predict future customer demands. If we fail to anticipate customer demand properly, an over or under supply of components and production capacity could occur. In many cases, some of our competitors utilize the same contract manufacturers and if they have purchased capacity ahead of us we could be blocked from acquiring the needed products. This factor could limit our ability to supply our customers or could increase costs. At the same time, we commit to certain capacity levels or component quantities, which, if unused, will result in charges for unused capacity or scrapping costs. We are also exposed to financial counterpart risks to suppliers where we pay in advance for supplies.

Product or service quality issues could lead to reduced revenue, gross margins and declining sales to existing customers.

Sales contracts normally include warranty undertakings for faulty products and often include provisions regarding penalties and/or termination rights in the event of a failure to deliver ordered products or services on time or with required quality. Although we undertake a number of quality assurance measures to reduce such risks, product quality or service performance issues may negatively affect our reputation, results and financial position. If significant warranty obligations arise due to reliability or quality issues, our operating results and financial position could be negatively impacted by costs associated with fixing software or hardware defects, high service and warranty expenses, high inventory obsolescence expense, delays in collecting accounts receivable or declining sales to existing customers.

Due to having a majority of our costs in SEK and revenues in other currencies, our business is exposed to foreign exchange fluctuations that could negatively impact our revenue, operating profit and results of operations.

We incur a significant portion of our expenses in SEK. As a result of our international operations, we generate, and expect to continue to generate, a significant portion of our revenue in currencies other than SEK. To the extent we are unable to match revenue received in foreign currencies with costs paid in the same currency, exchange rate fluctuations could have a negative impact on our consolidated income statement, balance sheet and cash flows when foreign currencies are exchanged or translated to SEK, which increases volatility in reported results.

As market prices are predominantly established in USD or EUR, we presently have a net revenue exposure in foreign currencies which means that a stronger SEK exchange rate would generally have a negative effect on our reported results. Our attempts to reduce the effects of exchange rate fluctuations through a variety of hedging activities may not be sufficient or successful, resulting in an adverse impact on our results.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Our ability to benefit from intellectual property rights (IPR) which are critical to our business may be limited by changes in regulation limiting patents, inability to prevent infringement, the loss of licenses from third parties and IP infringement claims brought against us by competitors.

Although we have a large number of patents, there can be no assurance that they will not be challenged, invalidated, or circumvented, or that any rights granted in relation to our patents will in fact provide us with competitive advantages.

In 2005, the European Union considered restricting the patentability of software. Although the European Union ultimately rejected this proposal, we cannot guarantee that they will not revisit this issue in the future. We rely on many software patents, and limitations on the patentability of software may materially affect our business.

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

Many key aspects of telecommunications and data network technology are governed by industry-wide standards usable by all market participants. As the number of market entrants and the complexity of technology increases, the possibility of functional overlap and inadvertent infringement of intellectual property rights also increases. Third parties have asserted, and may assert in the future, claims, directly against us or indirectly against our customers, alleging infringement of their intellectual property rights. Defending such claims may be expensive, time-consuming and divert the efforts of our management and/or technical personnel. As a result of litigation, we could be required to pay damages and other compensation directly or to indemnify our customers for such damages and other compensation, develop non-infringing products/technology or enter into royalty or licensing agreements. However, we cannot be certain that such licenses will be available to us on commercially reasonable terms or at all, and such judgments could have a materially adverse effect on our business.

We are involved in lawsuits and investigations which, if determined against us, could require us to pay substantial damages, fines and/or penalties.

In the normal course of our business we are involved in legal proceedings. These lawsuits include such matters as commercial disputes, claims regarding intellectual property, antitrust, tax and labour disputes. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavourable resolution of a particular lawsuit could have a material adverse effect on our business, reputation, operating results, or financial condition.

As a publicly listed company, Ericsson may be exposed to lawsuits in which plaintiffs allege that the Company or its officers have failed to comply with securities laws, stock market regulation or other laws, regulations or requirements. Whether or not there is merit to such claims, the time and costs incurred to defend the Company and its officers and the potential settlement or compensation to the plaintiffs could have significant impact on our reported results and reputation. For additional information regarding certain of the lawsuits in which we are involved, see “Legal and Tax Proceedings” in the Board of Directors’ Report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Our operations are complex and several critical operations are centralized in a single location. Any disruption of our operations, whether due to natural or man made events, may be highly damaging to the operation of our business.

Our business operations rely on complex operations and communications networks, which are vulnerable to damage or disturbance from a variety of sources. Having outsourced a significant portion of our IT operations, we depend partly on security and reliability measures of external companies. Regardless of protection measures, our systems and communications networks are susceptible to disruption due to failure, vandalism, computer viruses, security breaches, natural disasters, power outages and other events. We also have a concentration of operations on certain sites, including R&D, production, network operation centres, and logistic centres and shared services centres, where business interruptions could cause material damage and costs. The delivery of goods from suppliers, and to customers, could also be hampered for the reasons stated above. We cannot provide any assurance that interruptions to our systems and communications that will have an adverse effect on our operations and financial condition will not occur.

Our operations, including our managed services business, are exposed to possible cyber security incidents occurring, such as know how and data privacy infringements or leakage, which could have material adverse effects or our business operations, financial condition and brand.

We must continue to attract and retain highly qualified employees to remain competitive.

We believe that our future success largely depends on our continued ability to hire, develop, motivate and retain engineers and other qualified personnel needed to develop successful new products, support our existing product range and provide services to our customers. Competition for skilled personnel and highly qualified managers in the telecommunications industry remains intense. We are continuously developing our corporate culture, remuneration, promotion and benefits policies as well as other measures aimed at empowering our employees and reducing employee turnover. However, there are no guarantees that we will be successful in attracting and retaining employees with appropriate skills in the future, and failure in retention and recruiting could have a material adverse effect on our business.

If our customers’ financial conditions decline, we will be exposed to increased credit and commercial risks.

After completing sales to customers, we may encounter difficulty collecting accounts receivables and could be exposed to risks associated with uncollectable accounts receivable. We regularly assess the credit worthiness of our customers and upon which we determine a credit limit for customers. Challenging economic conditions have impacted some of our customers’ ability to pay their accounts receivables. Although our credit losses have historically been low and we have policies and procedures for managing customer finance credit risk we may be unable to avoid future losses on our trade receivables. We have also experienced demands for customer financing, and in adverse financial markets or more competitive environments, those demands may increase. Upon the financial failure of a customer, we may experience losses on credit extended and loans made to such customer, losses relating to our commercial risk exposure, and the loss of the customer’s on-going business. If customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

We rely on various capital sources for short-term and long-term capital for the funding of our business. Should such capital become unavailable or available in insufficient amounts or unreasonable terms, our business may materially suffer.

If we do not generate sufficient amounts of capital to support our operations, service our debt and continue our research and development and customer finance programs, or if we cannot raise sufficient amounts of capital at the required times and terms, our business is likely to be adversely affected. Access to funding may decrease

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

or become more expensive as a result of our operational and financial condition, market conditions, including financial conditions in the Euro-zone, or due to deterioration in our credit rating. There can be no assurance that additional sources of funds that we from time to time may need, will be available or available on reasonable terms. If we cannot access capital on commercially viable terms, our business could materially suffer.

Impairment of Goodwill may negatively impact financial condition.

An impairment of goodwill or other intangible assets could adversely affect our financial condition or results of operations. We have a significant amount of goodwill and intangible assets, for example patents, customer relations, trademarks and software. Goodwill is the only intangible asset the company has recognized to have indefinite useful life. Other intangible assets are mainly amortized on a straight-line basis over their estimated useful lives, but no more than ten years, and are reviewed for impairment whenever events such as product discontinuances, product dispositions or other changes in circumstances indicate that the carrying amount may not be wholly recoverable. Those not yet in use are tested for impairment annually.

Historically, we have recognized impairment charges related to intangible assets mainly due to restructuring. Additional impairment charges may be incurred in the future that could be significant due to various reasons, including restructuring actions or adverse market conditions that are either specific to us or the broader telecommunications industry or more general in nature and that could have an adverse effect on our results of operations or financial condition.

Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges. Estimates require management judgment as well as the definition of cash generating units for impairment testing purposes. Other judgments might result in significantly different results and financial position in the future.

REGULATORY, COMPLIANCE AND CORPORATE GOVERNANCE RISKS

Our business may suffer as a result of changes in laws or regulations which could subject us to liability, increase costs, or reduce product demand.

Telecommunications is an industry which is subject to regulations. Changes to these regulations may adversely affect both our customers’ and our own operations. For example, regulations imposing more stringent, time-consuming or costly planning and zoning requirements or building approvals for radio base stations and other network infrastructure could adversely affect the timing and costs of network construction or expansion, and ultimately the commercial launch and success of these networks. Similarly, tariff and roaming regulations or rules on network neutrality could also affect operators’ ability or willingness to invest in network infrastructure, which in turn could affect the sales of our systems and services. Additionally, delay in radio frequency spectrum allocation, and allocation between different types of usage may affect operator spending adversely or force us to develop new products to be able to compete.

Further, we develop many of our products and services based on existing regulations and technical standards. Changes to existing regulations and technical standards, or the implementation of new regulations and technical standards relating to products and services not previously regulated, could adversely affect our development efforts by increasing compliance costs and causing delay. Demand for those products and services could also decline. Regulatory changes in license fees, environmental, health and safety, privacy and other regulatory areas may increase costs and restrict our operations or the operations of network operators and service providers. Also indirect impacts of such changes and regulatory changes in other fields, such as pricing regulations, could have an adverse impact on our business even though the specific regulations may not apply directly to our products or us. Ericsson may fail or be unable to comply with laws or regulations and could experience adverse rulings in enforcement or other proceedings, which could have a material adverse impact on our business operations, financial condition and brand.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Our substantial international operations are subject to uncertainties which could affect our operating results.

We conduct business throughout the world and are subject to the effects of general global economic conditions as well as conditions unique to specific countries or regions. We conduct business in more than 180 countries, with a significant proportion of our sales to emerging markets in the Asia Pacific region, Latin America, Eastern Europe, the Middle East and Africa.

Our extensive operations are subject to numerous additional risks, including civil disturbances, economic and political instability, the imposition of exchange controls, economies which are subject to significant fluctuations, nationalization of private assets or other governmental actions affecting the flow of goods and currency, and difficulty of enforcing agreements and collecting receivables through local legal systems. Further, in certain markets in which we operate, there is a risk of protectionist governmental measures implemented to assist domestic market participants at the expense of foreign competitors. The implementation of such measures could adversely affect sales or our ability to purchase critical components.

We must always comply with relevant export control regulations and sanctions or other trade embargoes in force, not only at the time of sale but also at the time of delivery. The political situation in parts of the world, particularly in the Middle East, has lead to an increase of sanctions imposed by the global community. A universal element of these sanctions is the financial restrictions with respect to individuals and/or legal entities, but sanctions can also restrict certain exports and ultimately lead to a complete trade embargo towards a country. There is a risk in many of these countries of unexpected changes in regulatory requirements, tariffs and other trade barriers, price or exchange controls, or other governmental policies which could limit our operations and decrease our profitability. Although we seek to comply with all such regulations, there can be no assurance that we are, or will be in the future, compliant with all relevant regulations and such violations, even unintentional violations, could have material adverse effects on our business, operational results and brand.

There has been a growing concern reported by media and others, that certain countries may use features of their telecommunications systems violating the human rights. This may adversely affect the telecommunications business and may have a negative impact on our brand.

As a result of the credit crisis in Europe, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual member states. These and other concerns could in worst case lead to the re-introduction of individual currencies in one or more member states, or, in more extreme circumstances, the possible dissolution of the euro entirely. These potential developments, or market perceptions concerning these and related issues, could adversely affect our operations and have a material adverse effect on our business, operating results and financial condition.

We may fail to comply with our corporate governance standards which could subject us to harm.

We apply mandatory corporate governance laws and regulations and are also committed to several corporate responsibility and environmental initiatives. To ensure that our operations are executed in accordance with these requirements, our management system includes a Code of Business Ethics as well as policies and directives to govern our processes and operations. While we attempt to monitor and audit internal compliance with the policies and directives as well as our suppliers’ adherence to our Code of Conduct, we cannot provide any assurances that violations will not occur which could have material adverse effects on our operations, business results and brand.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Failure to comply with environmental, health and safety regulations in many jurisdictions may expose us to significant penalties and other sanctions.

We are subject to certain environmental, health and safety laws and regulations that affect our operations, facilities and products in each of the jurisdictions in which we operate. While we believe that we are in compliance with all material laws and regulations related to the environment, health, and safety, we can provide no assurance that we have been, are, or will in the future be compliant with these regulations. If we have failed or fail to comply with these regulations, we could be subject to significant penalties and other sanctions that could have a material adverse effect on our business, operating results and financial condition. Additionally, there is a risk that we may have to incur expenditures to cover environmental and health liabilities to maintain compliance with current or future laws and regulations or to undertake any necessary remediation. It is difficult to reasonably estimate the future impact of environmental matters, including potential liabilities. This is due to several factors, particularly the length of time often involved in resolving such matters. Adverse future events, regulations, or judgments could have a material effect on our business, operating results and financial condition.

Potential health risks related to electromagnetic fields may subject us to various product liability claims and result in regulatory changes.

The mobile telecommunications industry is subject to claims that mobile handsets and other devices that generate electromagnetic fields expose users to health risks. At present, a substantial number of scientific studies conducted by various independent research bodies have indicated that electromagnetic fields, at levels within the limits prescribed by public health authority safety standards and recommendations, cause no adverse effects to human health. However, any perceived risk or new scientific findings of adverse health effects from mobile communication devices and equipment could adversely affect us through a reduction in sales or through liability claims. Although Ericsson’s products are designed to comply with all current safety standards and recommendations regarding electromagnetic fields, we cannot guarantee that we or the jointly owned Sony Ericsson Mobile Communications or ST-Ericsson will not become the subject of product liability claims or be held liable for such claims or be required to comply with future regulatory changes that may have an adverse effect on our business, operating results and financial condition.

RISKS ASSOCIATED WITH OWNING ERICSSON SHARES

Our share price has been and may continue to be volatile, especially as technology companies, securities and markets as a whole remain volatile.

Our share price has been volatile due to various factors, including our operating performance as well as the high volatility in the securities markets generally and volatility in telecommunications and technology companies’ securities in particular. Our share price is also likely to be affected by future developments in our market, our reported financial results and the expectations of financial analysts, as well as statements and market speculation regarding our future prospects or the timing or content of any public communications, including reports of operating results, by us or our competitors.

Factors other than our financial results that may affect our share price include, but are not limited to:

•	a weakening of our brand name or other circumstances with adverse effects on our reputation;

•	announcements by our customers, competitors or us regarding capital spending plans of our customers;

•	financial difficulties for our customers;

•	awards of large supply or service contracts;

•	speculation in the press or investment community about the business level or growth in the telecommunications market;

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

•

technical problems, in particular those relating to the introduction and viability of new network systems, including LTE/4G and new platforms such as the RBS 6000 (multi-standard radio base station) platform;

•	actual or expected results of ongoing or potential litigation;

•	announcements concerning bankruptcy or investigations into the accounting procedures of ourselves or other telecommunications companies; and

•	our ability to forecast and communicate our future results in a manner consistent with investor expectations.

Currency fluctuations may adversely affect share value or value of dividends.

Because our shares are quoted in SEK on NASDAQ OMX Stockholm (our primary stock exchange), but in USD on NASDAQ New York (ADSs), fluctuations in exchange rates between SEK and USD may affect the value of our shareholders’ investment. In addition, because we pay cash dividends in SEK, fluctuations in exchange rates may affect the value of distributions when converted into other currencies. An increasing part of the trade in our shares is carried out on alternative exchanges or markets, which may lead to less accurate share price information on NASDAQ OMX Stockholm or NASDAQ New York.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events and expected operational and financial performance. The words “believe”, “expect”, “foresee”, “anticipate”, “assume”, “intend”, “may”, “could”, “plan”, “estimate”, “will”, “should”, “could”, “aim”, “ambition”, “target”, “might” or, in each case, their negative, and similar words are intended to help identify forward-looking statements. Forward-looking statements may be found throughout this document, but in particular in the chapter “Board of Directors’ Report” and include statements regarding:

•	Our goals, strategies and operational or financial performance expectations

•	Development of corporate governance standards, stock market regulations and related legislation

•	The growth of the markets in which we operate

•	Our liquidity, capital resources, capital expenditures, our credit ratings and the development in the capital markets, affecting our industry or us

•	The expected demand for our existing as well as new products and services

•	The expected operational or financial performance of our joint ventures and other strategic cooperation activities

•	The time until acquired entities will be accretive to income

•	Technology and industry trends including regulatory and standardization environment, competition and our customer structure

•	Our plans for new products and services including research and development expenditures.

Although we believe that the expectations reflected in these and other forward-looking statements are reasonable, we cannot assure you that these expectations will materialize. Because forward-looking statements are based on assumptions, judgments and estimates, and are subject to risks and uncertainties, actual results could differ materially from those described or implied herein. Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to:

•	Our ability to respond to changes in the telecommunications market and other general market conditions in a cost effective and timely manner

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

•	The effectiveness of our strategies and their execution, including partnerships, acquisitions and divestments

•

Financial risks, including changes in foreign exchange rates or interest rates, lack of liquidity or access to financing, changes in tax liabilities, credit risks in relation to counterparties, customer defaults under significant customer finance arrangements and risks of confiscation of assets in foreign countries

•

The impact of the consolidation in the industry, and the resulting (i) reduction in the number of customers, and adverse consequences of a loss of, or significant decline in, our business with a major customer; (ii) increased strength of a competitor or the establishment of new competitors

•

The impact of changes in product demand, price erosion, competition from existing or new competitors or new technologies or alliances between vendors of different types of technology and the risk that our products and services may not sell at the rates or levels we anticipate

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

•	The product mix and margins of our sales

•	The volatility of market demand and difficulties to forecast such demand

•

Our ability to develop commercially viable products, systems and services, to acquire licenses of necessary technology, to protect our intellectual property rights through patents and trademarks and to license them to others and defend them against infringement, and the results of patent litigation

•

Supply constraints, including component or production capacity shortages, suppliers’ abilities to cost effectively deliver quality products on time and in sufficient volumes, and risks related to concentration of proprietary or outsourced production in a single facility or sole source situations with a single vendor

•	Our ability to successfully manage operators’ networks to their satisfaction with satisfactory margins

•	Our ability to maintain a strong brand and good reputation and to be acknowledged for good corporate governance

•	Our ability to recruit and retain qualified management and other key employees.

Certain of these risks and uncertainties are described further in “Risk Factors”. We undertake no obligation to publicly update or revise any forward-looking statements included in this Annual Report, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

CORPORATE GOVERNANCE REPORT 2011

As Chairman of the Board it lies at the core of my responsibilities to ensure that the Board’s work is conducted in an optimal way, in line with the principles and processes in the work procedure for the Board of Directors.

The Board has two key roles: to provide good support for Group management and to exercise critical review of their work. This requires at all times an open, meaningful dialogue on important issues. In my view, the Group management and the Board do not have to be in agreement from the beginning, but our dialogue must always result in agreement being reached.

It is of utmost importance that the Board is well informed at all times in order to give constructive input to management. The Board’s work is constantly scrutinized and improved to ensure that it has the best possible basis for its resolutions.

Good corporate governance is the basis for building robust corporate culture. However, corporate governance can not only be about efficient and reliable controls and procedures. It is also about the adherence to a strong principle of ethical business practice by all people in the organization—starting at the top and permeating to all employees. This strengthens the business, which in turn generates shareholder value.

Leif Johansson

Chairman of the Board of Directors

Corporate governance describes the ways in which rights and responsibilities are distributed among the various corporate bodies according to applicable laws, rules and processes. Corporate governance also defines the decision-making systems and structure through which owners directly or indirectly control a company.

This Corporate Governance Report is rendered as a separate report added to the Annual Report in accordance with the Annual Accounts Act ((SFS 1995:1554) Chapter 6, Section 6 and 8) and the Swedish Corporate Governance Code. The report has been reviewed by Ericsson’s auditors in accordance with the Annual Accounts Act and a report from the auditors is appended hereto.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

REGULATION AND COMPLIANCE

External rules

As a Swedish public limited liability company with securities quoted on NASDAQ OMX Stockholm as well as on NASDAQ New York, Ericsson is subject to a variety of rules that affect its governance. Major external rules include:

•	The Swedish Companies Act

•	The Rulebook for issuers of NASDAQ OMX Stockholm

•	The Swedish Corporate Governance Code (the “Code”)

•	NASDAQ New York Stock Market Rules, including applicable NASDAQ New York corporate governance requirements (subject to certain exemptions principally reflecting mandatory Swedish legal requirements)

•	Applicable requirements of the US Securities and Exchange Commission.

Internal rules

In addition, to ensure compliance with legal and regulatory requirements and the high ethical standards that we set for ourselves, Ericsson has adopted internal rules that include:

•	A Code of Business Ethics

•	Group Steering Documents including Group policies and directives, instructions and business processes for approval, control and risk management

•	A Code of Conduct, to be applied in the product development, production, supply and support of Ericsson products and services worldwide.

The Board of Directors has also included internal rules in its work procedure.

Compliance with the Swedish Corporate Governance Code

The Code has been applied by Ericsson since July 2005. Ericsson is committed to complying with best-practice corporate governance on a global level wherever possible. This includes continued compliance with the Code. Ericsson has not deviated from any of the rules of the Code. The Code can be found on the website of the Swedish Corporate Governance Board which administrates the Code (www.corporategovernanceboard.se).

Compliance with applicable stock exchange rules

There has been no infringement of applicable stock exchange rules and no breach of good practice on the securities market reported by the stock exchange’s disciplinary committee or the Swedish Securities Council.

Code of Business Ethics

Ericsson’s Code of Business Ethics sets out how the Group achieves and maintains high ethical standards. It summarizes the Group’s fundamental policies and directives and underpins the importance of ethical conduct in all business activities.

The Code of Business Ethics has been translated into 25 languages. This ensures that it is accessible to all employees. During recruitment, employees acknowledge that they are aware of the principles of the Code of Business Ethics. This procedure is repeated at regular intervals throughout the term of employment.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Through this process, Ericsson strives to ensure that high ethical standards are continuously upheld. All employees have an individual responsibility to ensure that business practices adhere to the rules of the Code of Business Ethics.

SHAREHOLDERS

Ownership structure

As of December 31, 2011, Telefonaktiebolaget LM Ericsson (the “Parent Company”) had 592,542 shareholders (according to the share register kept by Euroclear Sweden AB). Institutions, both Swedish and international, own approximately 80% of the shares. The largest shareholders are Investor AB, holding 21.48% of the votes and AB Industrivärden, holding 19.92% of the votes (together with Svenska Handelsbankens Pensionsstiftelse and Pensionskassan SHB Försäkringsförening).

A significant number of the shares held by foreign investors are nominee-registered, i.e. held off-record by banks, brokers and/or nominees. This means that the actual shareholder is not displayed in the share register or included in the shareholding statistics.

More information on Ericsson’s shareholders can be found in the chapter “Share Information” in the Annual Report.

Shares and voting rights

The share capital of the Parent Company consists of two classes of listed shares: A and B shares. Each Class A share carries one vote and each Class B share carries one tenth of one vote. Class A and B shares entitle the holder to the same proportion of assets and earnings and carry equal rights to dividends.

The Parent Company may also issue Class C shares in order to create treasury stock to finance and hedge long-term variable remuneration programs resolved by the General Meeting of shareholders. The Class C shares are converted into Class B shares before they are used for the long-term variable remuneration programs.

The members of the Board of Directors and the Executive Leadership Team have the same voting rights on shares as other shareholders.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

GOVERNANCE STRUCTURE

The shareholders may exercise their decision-making rights in the Company at General Meetings of shareholders.

A Nomination Committee is appointed by the major shareholders in accordance with a procedure adopted by the Annual General Meeting of shareholders. One of the tasks of the Nomination Committee is to propose candidates for election to the Board of Directors at the Annual General Meeting of shareholders.

The Board of Directors is ultimately responsible for the organization of Ericsson and the management of its operations. In addition to the Directors elected by the shareholders, the Board of Directors consists of employee representatives appointed by the unions.

The President and CEO, appointed by the Board of Directors, is responsible for the day to day management of Ericsson in accordance with instructions from the Board. The President and CEO is supported by the Executive Leadership Team.

The external auditor of Ericsson is elected by the General Meeting of shareholders.

GENERAL MEETING OF SHAREHOLDERS

Decision-making at General Meetings

The decision-making rights of Ericsson’s shareholders are exercised at General Meetings of shareholders. Most resolutions at General Meetings are passed by a simple majority. However, the Swedish Companies Act requires qualified majorities in certain cases, for example in case of:

•	Amendment of the articles of association

•	Resolution to transfer own shares to employees participating in long-term variable remuneration programs.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

The Annual General Meeting of shareholders

The Annual General Meeting of shareholders (AGM) is held in Stockholm. The date and venue for the meeting is announced on the Ericsson website no later than at the time of release of the third-quarter interim financial report.

Shareholders who cannot participate in person may be represented by proxy. Only shareholders registered in the share register have voting rights. Nominee-registered shareholders who wish to vote may request to be entered into the share register by the record date for the AGM.

The AGM is held in Swedish and is simultaneously interpreted into English. All documentation provided by the Company is available in both Swedish and English.

The AGM gives shareholders the opportunity to raise questions relating to the operations of the Group. Ericsson always strives to ensure that the members of the Board of Directors and the Executive Leadership Team are present to answer such questions. Shareholders and other interested parties may also correspond in writing with the Company at any time.

The external auditor is always present at the AGM.

Ericsson’s Annual General Meeting 2011

Including shareholders represented by proxy, 2,263 shareholders attended the AGM held on April 13, 2011, representing approximately 64% of the votes.

The meeting was also attended by the Board of Directors, members of the Executive Leadership Team and the external auditor.

Decisions of the AGM 2011 included:

•	Payment of a dividend of SEK 2.25 per share for 2010

•	Election of Leif Johansson as new Chairman of the Board of Directors

•

Re-election of members of the Board of Directors: Roxanne S. Austin, Sir Peter L. Bonfield, Börje Ekholm, Ulf J. Johansson, Sverker Martin-Löf, Nancy McKinstry, Anders Nyrén, Carl-Henric Svanberg, Hans Vestberg and Michelangelo Volpi

•	Election of Jacob Wallenberg as a new member of the Board of Directors

•	Board of Directors’ fees:

•	Chairman: SEK 3,750,000 (unchanged)

•	Other non-employed Board members: SEK 825,000 each (previously SEK 750,000)

•	Chairman of the Audit Committee: SEK 350,000 (unchanged)

•	Other non-employed members of the Audit Committee: SEK 250,000 each (unchanged)

•	Chairmen of the Finance and Remuneration Committees: SEK 200,000 each (previously SEK 125,000)

•	Other non-employed members of the Finance and Remuneration Committees: SEK 175,000 each (previously SEK 125,000)

•	Approval for part of the Directors’ fees to be paid in the form of synthetic shares

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

•	Approval of guidelines for remuneration to the Executive Leadership Team

•	Implementation of a Long-Term Variable Remuneration Program 2011

•

Approval of the Board of Directors’ proposal to amend the articles of association to adjust the description of the objects of the Parent Company to the Group’s strategy to expand into new industry segments.

The minutes of the AGM 2011 are available at: http://www.ericsson.com/res/investors/docs/2011/agm/ amg2011_minutes_en.pdf (information on the Ericsson website does not form part of this Report).

ANNUAL GENERAL MEETING 2012

Ericsson’s AGM 2012 will take place on May 3, 2012 at Kistamässan in Kista, Stockholm.

Shareholders who wish to have a matter addressed at the AGM may submit their written request to the Board in due time before the AGM. Further information is available on Ericsson’s website. (Information on the Ericsson website does not form part of this Report.)

CONTACT THE BOARD OF DIRECTORS

Telefonaktiebolaget LM Ericsson

The Board of Directors Secretariat

SE-164 83 Stockholm

Sweden

boardsecretariat@ericsson.com

NOMINATION COMMITTEE

A Nomination Committee was elected by the AGM for the first time in 2001. Since then, each AGM has appointed a Nomination Committee, or resolved on the procedure for appointing the Nomination Committee.

The AGM 2011 resolved that the Nomination Committee shall consist of:

•	Representatives of the four largest shareholders by voting power by the end of the month in which the AGM was held

•	The Chairman of the Board of Directors.

As described in the procedure for appointing members to the Nomination Committee, the Committee may include additional members following a request by a shareholder. The request must be justified by changes in the shareholder’s ownership of shares and be received by the Nomination Committee no later than December 31. No fees are paid to the members of the Nomination Committee.

Members of the Nomination Committee

In addition to the Chairman of the Board of Directors, the current Nomination Committee consists of four representatives appointed by the four shareholders with the largest voting power as of April 29, 2011:

•	Carl-Olof By (AB Industrivärden, Svenska Handelsbankens Pensionsstiftelse), Chairman of the Nomination Committee

•	Petra Hedengran (Investor AB)

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

•	Caroline af Ugglas (Livförsäkringsaktiebolaget Skandia)

•	Marianne Nilsson (Swedbank Robur Fonder).

The tasks of the Nomination Committee

Over the years the tasks of the Nomination Committee have evolved to comply with the requirements of the Code. The main task of the Committee remains to propose candidates for election to the Board of Directors. In doing this, the Committee must not only orientate itself on the Company’s strategy and future challenges to be able to assess the competence and experience that is required by the Board; it must also consider all applicable rules on independence of the Board of Directors.

The Committee also prepares remuneration proposals for resolution by the AGM to non-employed Directors elected by the AGM and to the auditor.

The assignment of the Nomination Committee further includes proposing auditors, whereby candidates are selected in cooperation with the Audit Committee of the Board. The Committee also proposes a candidate for election of the Chairman at the Annual General Meeting.

Work of the Nomination Committee for the AGM 2012

The Nomination Committee starts its work by going through a checklist of all its duties according to the Code and the appointment procedure, resolved by the AGM. The Committee also sets a time plan for its work ahead. A thorough understanding of Ericsson’s business is paramount to the role of the members of the Committee. Therefore, the President and CEO is invited to, together with the Chairman of the Board, present their views on the Company’s position and strategy.

The Committee has been thoroughly informed of the results of the evaluation of the Board work and procedures, including the performance of the Chairman of the Board. From this basis the Committee can make assessments on the competence and experience required by Board members.

The Committee has acquainted itself with the assessments made by the Company and the Audit Committee on the quality and efficiency of external auditor work, including recommendations regarding auditors and audit fees. As of February 24, 2012 the Nomination Committee has held six meetings.

Shareholders may submit proposals to the Nomination Committee at any time, but should do so in due time before the AGM to ensure that the proposals can be considered by the Committee. Further information is available on Ericsson’s website. (Information on the Ericsson website does not form part of this Report.)

CONTACT THE NOMINATION COMMITTEE

Telefonaktiebolaget LM Ericsson

The Nomination Committee

c/o General Counsel’s Office

SE-164 83 Stockholm

Sweden

nomination.committee@ericsson.com

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

BOARD OF DIRECTORS

The Board of Directors is ultimately responsible for the organization of Ericsson and the management of Ericsson’s operations. The Board of Directors develops guidelines and instructions for day-to-day operations, managed by the President and CEO. The President and CEO ensures that the Board is updated regularly on events of importance to the Group. This includes updates on business development, results, financial position and the liquidity of the Group.

According to the Articles of Association, the Board of Directors shall consist of no less than five and no more than twelve directors, with no more than six deputies. In addition, under Swedish law, trade unions have the right to appoint three directors and their deputies to the Board.

Directors serve from the close of one AGM to the close of the next, but can serve any number of consecutive terms.

The President and CEO may be elected director of the Board, but under the Swedish Companies Act the President of a public company may not be elected Chairman of the Board.

Rules and regulations

Ericsson strictly follows rules and regulations regarding conflicts of interest. Directors are disqualified from participating in any decision regarding agreements between themselves and Ericsson. The same applies to agreements between Ericsson and any third party or legal entity in which the Board member has an interest.

The Audit Committee has implemented a procedure on related-party transactions and a pre-approval process for non-audit services carried out by the external auditor.

Composition of the Board of Directors

The Board of Directors consists of 12 Directors, including the Chairman of the Board, elected by the shareholders at the AGM 2011 for the period until the close of the AGM 2012. It also includes three employee representatives, each with a deputy, appointed by the trade unions for the same period of time. The President and CEO, Hans Vestberg, is the only Board member who was also a member of Ericsson’s management during 2011.

Work procedure

Pursuant to the Swedish Companies Act, the Board of Directors has adopted a work procedure that outlines rules for the distribution of tasks between the Board and its Committees as well as between the Board, its Committees and the President and CEO. This complements the regulation in the Swedish Companies Act and in the Articles of Association of the Company. The work procedure is reviewed, evaluated and adopted by the Board as required and at least once a year.

Independence

The Board of Directors and its Committees are subject to a variety of independence requirements. Ericsson applies independence rules in applicable Swedish law, the Code, the NASDAQ New York Stock Market Rules and in the Sarbanes-Oxley Act of 2002. However, Ericsson has sought and received exemptions from certain requirements in the Sarbanes-Oxley Act and in the NASDAQ New York Stock Market Rules that are contrary to Swedish law.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

The composition of the Board of Directors meets all applicable independence criteria.

The Nomination Committee concluded before the AGM 2011 that, for the purposes of the Code, at least six of the persons nominated to the Board were independent of Ericsson, its senior management and its major shareholders. These were Roxanne S. Austin, Sir Peter L. Bonfield, Leif Johansson, Ulf J. Johansson, Nancy McKinstry and Michelangelo Volpi.

Structure of the work of the Board of Directors

The work of the Board follows a yearly cycle. This enables the Board to appropriately address each of its duties and to keep strategy, risk assessment and value creation high on the agenda.

•	Statutory meeting

The yearly cycle starts with the statutory Board meeting which is held in connection with the AGM. At this meeting, members of each of the three Committees are appointed and the Board resolves on matters such as signatory power.

•	First interim report meeting

At the next ordinary meeting, the Board handles the interim financial report for the first quarter of the year.

•	Main strategy meeting

Various strategic issues are addressed at most of the Board meetings. In accordance with the annual cycle for the strategy process, a main strategy Board meeting is also held, which is in essence dedicated to short and long-term strategies of the Group. Following the Board’s input on and approval of the overall strategy, the strategy is cascaded throughout the entire organization, starting at the Global Leadership Summit with Ericsson’s top 250 managers.

•	Second interim report meeting

At the second interim report meeting, the Board convenes to handle the interim financial report for the second quarter of the year.

•	Follow-up strategy and risk management meeting

Following the summer, a meeting is held to address particular strategy matters in further detail and to finally confirm the Group strategy. The meeting also addresses the overall risk management of the Group.

•	Third interim report meeting

A Board meeting is held to handle the interim financial report for the third quarter of the year. At this meeting, the results of the Board evaluation are presented to and discussed by the Board.

•	Budget and financial outlook meeting

A meeting is held for the Board to address budget and financial outlook as well as further analysis of internal and external risks.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

•	Fourth quarter and full-year financial results meeting

Following the end of the calendar year, the Board holds a meeting which focuses on the financial results of the entire year and handles the fourth-quarter financial report.

•	Annual Report meeting

The Annual Report meeting closes the yearly cycle of work of the Board of Directors and at this meeting the Board approves the Annual Report.

As the Board is responsible for financial oversight, financials are presented and evaluated at each Board meeting. Furthermore, each Board meeting generally includes reports on Committee work by the Chairman of each Committee. In addition, minutes from the Committee meetings are distributed to all Directors prior to the Board meeting.

At each Board meeting, the President and CEO reports on business and market developments as well as on the financial performance of the Company. The Board is regularly informed of developments in legal and regulatory matters of importance.

Auditor involvement

The Board meets with Ericsson’s external auditors at least once a year to receive and consider the auditors’ observations. The auditors report to management on the accounting and financial reporting practices of the Group.

The Audit Committee also meets with the auditors to receive and consider observations on the interim reports and the Annual Report. The auditors have been instructed to report on whether the accounts, the management of funds and the general financial position of the Group are well controlled in all material respects.

The Board also reviews and assesses the process for financial reporting, as described later in “Internal control over financial reporting 2011”. Combined with the internal controls, the Board’s and the auditors’ review of interim and annual reports are deemed to give reasonable assurance on the quality of the financial reporting.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Training of the Board of Directors

All new Directors receive comprehensive training tailored to their individual needs. Introductory training typically includes meetings with the heads of the business units and Group functions, as well as training arranged by NASDAQ OMX Stockholm on listing issues and insider rules. In addition, full-day training sessions are held twice a year for all Directors. These sessions enhance their knowledge of specific operations and issues as appropriate to ensure that the Board has knowledge and understanding at the forefront of technical development and of the business activities of the Group.

As a rule, the Board receives Sustainability and Corporate Responsibility training at least once a year.

Key focus areas in Board training 2011 were:

•	Technology, research and thought leadership. Being the thought leader is being the prime driver, while also introducing entirely new thoughts, ideas and concepts

•	Growth drivers and market trends.

Work of the Board of Directors in 2011

In 2011, 12 Board meetings were held. For attendance at Board meetings see the table on page 192. Among the matters addressed by the Board this year (apart from regular matters in the annual Board work cycle) were:

•	A number of acquisitions, including Nortel’s Multiservices Switch business, GDNT in China, Telcordia and the M2M technology platform from Telenor Connexion

•	Exclusive strategic alliance with Akamai to create mobile cloud acceleration solutions

•	Acquisition of a Nortel patent portfolio as part of a consortium of technology companies

•

Continued focus on effects of the general financial uncertainty on the market, including effects of the political unrest in the Middle East and Africa, the earthquake and tsunami in Japan and other natural disasters

•	Sale of Ericsson’s share of Sony Ericsson to Sony

•	An increased focus on patents and licensing as a key revenue area with growth opportunities.

Board work evaluation

A key objective of the Board evaluation is to ensure that the Board is functioning well. This includes gaining an understanding of the issues which the Board thinks warrant greater focus, as well as determining areas where additional competence is needed within the Board. The evaluation also serves as guidance for the work of the Nomination Committee.

Each year, the Chairman of the Board initiates and leads the evaluation of Board and Committee work and procedures. The evaluation tools include detailed questionnaires and discussions.

In 2011, all the Directors responded to three separate written questionnaires, covering the Director’s individual performance, Board work in general and the Chairman’s performance. The Chairman was not involved in the development or compilation of the questionnaire which related to his performance, nor was he present when his performance was evaluated. The evaluations were thoroughly discussed and an action plan was developed in order to further improve the work of the Board.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has established three Committees: the Audit Committee, the Finance Committee and the Remuneration Committee. Members of each Committee are appointed for one year amongst the Board members in accordance with the Swedish Companies Act and the Code.

The task of the Committees is mainly to prepare matters for final resolution by the Board. However, the Board has authorized each Committee to determine certain issues in limited areas. It may also on occasion provide extended authorization to the Committees to determine specific matters.

If deemed appropriate, the Board of Directors and each Committee have the right to engage external expertise, either in general or in respect to specific matters.

ORGANIZATION OF THE BOARD WORK

Prior to every Board meeting, each Committee submits to the Board minutes from Committee meetings held since the last Board meeting. The Chairman of the Committee also reports on the Committee work at each Board meeting.

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

The Audit Committee also reviews the annual and interim financial reports and oversees the external audit process, including audit fees. This involves:

•	Reviewing, with management and the external auditors, the financial statements (including their conformity with generally accepted accounting principles)

•	Reviewing, with management, the reasonableness of significant estimates and judgments made in preparing the financial statements, as well as the quality of the disclosures in the financial statements

•	Reviewing matters arising from reviews and audits performed.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

The Audit Committee itself does not perform audit work. Ericsson has an internal audit function which reports to the Audit Committee and performs independent audits.

The Committee is also involved in the preparatory work of proposing candidates for election of the auditor. It also monitors Group transactions and the ongoing performance and independence of the auditors with the aim to avoid conflicts of interest.

In order to ensure the auditors’ independence, the Audit Committee has established pre-approval policies and procedures for non-audit related services to be performed by the external auditors. Pre-approval authority may not be delegated to management.

The Audit Committee has also established the following:

•	A process for reviewing transactions with related parties

•	A whistleblower procedure for the reporting of violations relating to accounting, internal control and auditing matters.

Alleged violations are investigated by Ericsson’s internal audit function together with the relevant Group function. Information regarding any incident is reported to the Audit Committee. Reports include measures taken, details of the responsible Group function and the status of any investigation.

Members of the audit committee

The Audit Committee consists of five Board members appointed by the Board. In 2011, the Audit Committee comprised Ulf J. Johansson (Chairman of the Committee), Roxanne S. Austin, Sir Peter L. Bonfield, Jan Hedlund and Sverker Martin-Löf.

The composition of the Audit Committee meets all applicable independence requirements. Each member is financially literate and familiar with the accounting practices of an international company such as Ericsson. The Board of Directors has determined that Ulf J. Johansson, Roxanne S. Austin, Sir Peter L. Bonfield and Sverker Martin-Löf all satisfy the requirement of being an audit committee financial expert, in accordance with the Sarbanes-Oxley Act, Section 407. Each of them fulfill relevant US independence requirements.

Former authorized public accountant Peter Markborn has been appointed external expert advisor to assist and advise the Audit Committee.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Work of the audit committee in 2011

The Audit Committee held 8 meetings in 2011. Directors’ attendance is reflected in the table on page 192. During the year, the Audit Committee reviewed the scope and results of external financial audits and the independence of the external auditor. It also monitored the external audit fees and approved non-audit services performed by the external auditor in accordance with the Committee’s pre-approval policies and procedures.

The Committee approved the annual audit plan for the internal audit function and reviewed its reports. Prior to publishing, the Committee also reviewed and discussed each interim report with the external auditor.

The Committee monitored the continued compliance with the Sarbanes-Oxley Act as well as the internal control and risk management process. It also reviewed certain related-party transactions in accordance with its established process.

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

Members of the finance committee

The Finance Committee consists of four Board members as appointed by the Board. In 2011, the Finance Committee comprised: Leif Johansson (Chairman of the Committee), Pehr Claesson, Anders Nyrén and Jacob Wallenberg.

Work of the finance committee in 2011

The Finance Committee held 6 meetings in 2011. Directors’ attendance is reflected in the table on page 192. During the year, the Finance Committee has approved numerous customer finance credit arrangements and reviewed a number of potential mergers and acquisitions from a financial perspective. As a result of the uncertainty on the financial markets and the macro-economic development, the Finance Committee has focused particularly on discussing and securing an adequate capital structure, cash flow and cash-generating ability. It has also continuously monitored Ericsson’s financial position and credit exposure.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Remuneration Committee

The Remuneration Committee’s main responsibility is to prepare for resolution by the Board of Directors matters regarding salary and other remuneration, including pension benefits of the President and CEO, the Executive Vice Presidents and other officers who report directly to the President and CEO. Other responsibilities include:

•	Developing, monitoring and evaluating strategies and general guidelines for employee remuneration, including Short-Term Variable remuneration (“STV”) and pension benefits

•	Reviewing the results of Short-Term Variable remuneration plans before pay out

•	Preparation of the Long-Term Variable remuneration (“LTV”) program for referral to the Board and resolution by the General Meeting of shareholders

•	Preparation of targets for Short-Term Variable remuneration for the following year, for resolution by the Board.

To achieve this, the Committee holds annual remuneration reviews with Company representatives. These reviews determine the strategic direction, and align program designs and remuneration policies with the business objectives.

Consideration is given to trends in remuneration, legislative changes, disclosure rules and the general global environment surrounding executive remuneration. The Committee reviews salary survey data before approving any salary adjustment for CEO direct reports. In addition, the Committee prepares salary adjustments for the President and CEO for resolution by the Board.

Members of the remuneration committee

The Remuneration Committee consists of four Board members as appointed by the Board. In 2011, the Remuneration Committee comprised: Leif Johansson (Chairman of the Committee), Börje Ekholm, Nancy McKinstry and Karin Åberg.

Piia Pilv was appointed by the Remuneration Committee in September 2011 as an independent expert advisor to assist the Committee, particularly regarding international trends and developments. Piia Pilv replaced Gerrit Aronson as expert advisor.

Work of the remuneration committee in 2011

The Remuneration Committee held 8 meetings in 2011. Directors’ attendance is reflected in the table on page 192.

The Committee reviewed and prepared for resolution by the Board a proposal for the Long-Term Variable remuneration program 2011. This was approved by the AGM 2011. The Committee further resolved on salaries and Short Term Variable remuneration for 2011 for CEO direct reports. It prepared remuneration to the President and CEO, for resolution by the Board. The Committee also prepared a remuneration policy and guidelines for remuneration to the Executive Leadership Team, which were subsequently referred by the Board to the AGM for approval.

Towards the end of the year, the Committee concluded its analysis of the current Long-Term Variable remuneration structure and remuneration policy. The resulting proposals will be referred to the AGM 2012 for resolution.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

For further information on fixed and variable remuneration, please see Notes to the Consolidated Financial Statements—Note C28 “Information Regarding Members of the Board of Directors, the Group management and Employees” and the “Remuneration Report” included in the Annual Report.

REMUNERATION TO BOARD MEMBERS

Remuneration to Board members not employed by the Company is proposed by the Nomination Committee for resolution by the AGM.

The AGM 2011 approved the Nomination Committee’s proposal for fees to the non-employed Board members for Board and Committee work. For information on Board of Directors’ fees 2011, please refer to Notes to the Consolidated Financial Statements—Note C28 “Information Regarding Members of the Board of Directors, the Group management and Employees” in the Annual Report. The AGM 2011 also approved the Nomination Committee’s proposal that Board members may be paid part of their Board fee in the form of synthetic shares.

A synthetic share gives the right to receive a future cash payment of an amount which corresponds to the market value of a class B share in Ericsson at the time of payment. The director’s right to receive payment with regard to allocated synthetic shares occurs, as a main rule, after the publication of the Company’s year-end financial statement during the fifth year following the general meeting which resolved on the allocation of the synthetic shares. The purpose of paying part of the Board of Directors’ fee in the form of synthetic shares is to further align the Directors’ interest with shareholder interest. For more information on the terms and conditions of the synthetic shares, please refer to the notice convening the AGM 2011 at www.ericsson.com/thecompany/investors/general-meetings. (Information on the Ericsson website does not form part of this Report.)

Directors’ attendance and fees 2011

	Fees resolved by the AGM 2011			Number of Board/Committee meetings attended
Board member	Board fees1)		Committee fees	Board	Audit Committee	Finance Committee	Remuneration Committee
Leif Johansson2)	3,750,000		400,000	8		3	5
Michael Treschow3)	—			4		2	3
Sverker Martin-Löf4)	825,000		250,000	11	5
Jacob Wallenberg2)	825,000		175,000	8		3
Marcus Wallenberg3)	—			4		3
Roxanne S. Austin	825,000		250,000	12	8
Sir Peter L. Bonfield	825,000		250,000	12	8
Börje Ekholm	825,000		175,000	12			8
Ulf J. Johansson	825,000		350,000	12	8
Nancy McKinstry	825,000		175,000	11			8
Anders Nyrén	825,000		175,000	12		6
Carl-Henric Svanberg	825,000			10
Hans Vestberg	—			12
Michelangelo Volpi	825,000			11
Pehr Claesson5)	18,000	6)		12		3
Anna Guldstrand7)	6,000	6)		4		3
Jan Hedlund	16,500	6)		11	7
Karin Åberg	18,000	6)		12			7
Kristina Davidsson	18,000	6)		12
Karin Lennartsson	18,000	6)		12
Roger Svensson8)	12,000	6)		8

Total number of meetings				12	8	6	8

1)	Non-employed Directors can choose to receive part of their Board fee (exclusive of Committee fees) in the form of synthetic shares.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

2)	Elected Board member as of April 13, 2011.
3)	Resigned as Board member as of April 13, 2011.
4)	Member of the Audit Committee since April 13, 2011.
5)	Member of the Finance Committee since April 13, 2011.
6)	Employee representative Board members and their deputies are not entitled to a Board fee but a compensation in the amount of SEK 1,500 per attended Board meeting.
7)	Resigned as employee representative as of April 13, 2011.
8)	Appointed deputy employee representative as of April 13, 2011.

MEMBERS OF THE BOARD OF DIRECTORS

Board members elected by the AGM 2011

Leif Johansson (first elected 2011)

Chairman of the Board of Directors, Chairman of the Remuneration Committee and of the Finance Committee

Born 1951. Master of Science in Engineering, Chalmers University of Technology.

Board Chairman: European Round Table of Industrialists and the International Advisory Board of the Nobel Foundation.

Board Member: Svenska Cellulosa Aktiebolaget SCA, the Confederation of Swedish Enterprise and Ecolean AB.

Holdings in Ericsson1): 17,933 Class B shares.

Principal work experience and other information: President and CEO of AB Volvo 1997-2011. Executive Vice President of AB Electrolux 1988-1991, President 1991-1994 and President and CEO of AB Electrolux 1994-1997. Member of the Royal Swedish Academy of Engineering Sciences. Holds honorary Doctorates at Blekinge Institute of Technology and the University of Gothenburg. Awarded the large gold medal of the Royal Swedish Academy of Engineering Sciences in 2011.

Jacob Wallenberg (first elected 2011)

Deputy Chairman of the Board of Directors, Member of the Finance Committee

Born 1956. Bachelor of Science in Economics and Master of Business Administration, Wharton School, University of Pennsylvania, Officer of the Reserve, Swedish Navy.

Board Chairman: Investor AB.

Deputy Board Chairman: Atlas Copco AB, SAS AB and SEB Skandinaviska Enskilda Banken AB (SEB).

Board member: ABB Ltd., The Coca-Cola Company, The Knut and Alice Wallenberg Foundation and Stockholm School of Economics.

Holdings in Ericsson1): 750 Class A shares and 3,413 Class B shares.

Principal work experience and other information: Chairman of the Board of Investor AB since 2005. Extensive experience in banking and finance, including experience from the commercial banks JP Morgan, New York and SEB. Appointed President and CEO of SEB in 1997 and appointed Chairman of SEB’s Board of Directors in 1998. Executive Vice President and CFO of Investor AB 1990-1993. Chairman of IBLAC (Mayor of Shanghai’s International Business Leaders Advisory Council) and a member of The European Round Table of Industrialists.

1)	The number of shares reflects ownership as of December 31, 2011 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Sverker Martin-Löf (first elected 1993)

Deputy Chairman of the Board of Directors, Member of the Audit Committee

Born 1943. Doctor of Technology and Master of Engineering, Royal Institute of Technology, Stockholm.

Board Chairman: Skanska AB, Svenska Cellulosa Aktiebolaget SCA, SSAB and AB Industrivärden.

Board Member: Svenska Handelsbanken AB.

Holdings in Ericsson1):10,400 Class B shares.

Principal work experience and other information: President and CEO of Svenska Cellulosa Aktiebolaget SCA 1990–2002, where he was employed 1977–1983 and 1986–2002. Previous positions at Sunds Defibrator and Mo och Domsjö AB.

Roxanne S. Austin (first elected 2008)

Member of the Audit Committee

Born 1961. Bachelor of Business Administration in Accounting, University of Texas, San Antonio, USA.

Board Member: Abbott Laboratories, Teledyne Technologies Inc. and Target Corporation.

Holdings in Ericsson1): 3,000 Class B shares.

Principal work experience and other information: President of Austin Investment Advisors since 2004. President and CEO of Move Networks Inc. 2009–2010. President and CEO of DIRECTV 2001–2003. Corporate Senior Vice President and CFO of Hughes Electronics Corporation 1997–2000, which she joined in 1993. Previously a partner at Deloitte & Touche. Member of the board of trustees of the California Science Center. Member of the California State Society of certified Public Accountants and the American Institute of Certified Public Accountants.

Sir Peter L. Bonfield (first elected 2002).

Member of the Audit Committee

Born 1944. Honors degree in Engineering, Loughborough University, Leicestershire, UK.

Board Chairman: NXP Semiconductors N.V.

Deputy Board Chairman: British Quality Foundation.

Board Member: Mentor Graphics Inc., Sony Corporation, TSMC and Actis Capital LLP.

Holdings in Ericsson1): 4,400 Class B shares.

Principal work experience and other information: CEO and Chairman of the Executive Committee of British Telecommunications plc. 1996–2002. Chairman and CEO of ICL plc 1985–1996. Positions with STC plc and Texas Instruments Inc. Member of the Advisory Boards of New Venture Partners LLP, the Longreach Group and Apax Partners LLP. Board Mentor of CMi. Senior Advisor, Rothschild, London. Fellow of the Royal Academy of Engineering.

1)	The number of shares reflects ownership as of December 31, 2011 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Börje Ekholm (first elected 2006)

Member of the Remuneration Committee

Born 1963. Master of Science in Electrical Engineering, Royal Institute of Technology, Stockholm. Master of Business Administration, INSEAD, France.

Board Chairman: Royal Institute of Technology, Stockholm.

Board Member: Investor AB, AB Chalmersinvest, EQT Partners AB, Husqvarna AB, Nasdaq OMX Group Inc. and Scania AB.

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

Ulf J. Johansson (first elected 2005)

Chairman of the Audit Committee

Born 1945. Doctor of Technology and Master of Science in Electrical Engineering, Royal Institute of Technology, Stockholm.

Board Chairman: Acando AB, Eurostep Group AB, Novo A/S, Novo Nordisk Foundation and Trimble Navigation Ltd.

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

Board Member: TiasNimbas Business School, Sanoma Corporation.

Holdings in Ericsson1): 4,000 Class B shares.

Principal work experience and other information: CEO and Chairman of the Executive Board of Wolters Kluwer n.v. President and CEO of CCH Legal Information Services 1996–1999. Previous positions at Booz, Allen & Hamilton and New England Telephone Company. Member of the Advisory Board of the University of Rhode Island, the Advisory Council of the Amsterdam Institute of Finance, the Board of Overseers of Columbia Business School and the Advisory Board of the Harrington School of Communication and Media.

1)	The number of shares reflects ownership as of December 31, 2011 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Anders Nyrén (first elected 2006)

Member of the Finance Committee

Born 1954. Graduate of Stockholm School of Economics, Master of Business Administration from Anderson School of Management, UCLA, USA.

Board Chairman: Sandvik AB.

Deputy Board Chairman: Svenska Handelsbanken AB.

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

Board Member: Melker Schörling AB.

Holdings in Ericsson1): 3,234,441 Class B shares.

Principal work experience and other information: President and CEO of Telefonaktiebolaget LM Ericsson 2003-2009. President and CEO of Assa Abloy AB 1994–2003. Various positions within Securitas AB 1986–1994 and Asea Brown Boveri (ABB) 1977–1985. Member of the Steering Committee of the Global Alliance for Information and Communication Technologies and Development (GAID), the External Advisory Board of the Earth Institute at Columbia University and the Advisory Board of Harvard Kennedy School. Holds Honorary Doctorates at Luleå University of Technology and Linköping University. Recipient of the King of Sweden’s medal for his contribution to Swedish industry.

Hans Vestberg (first elected 2010)

Born 1965. Bachelor of Business Administration and Economics, University of Uppsala.

Board Chairman: ST-Ericsson and Svenska Handbollförbundet.

Board Member: Sony Ericsson Mobile Communications AB and Thernlunds AB.

Holdings in Ericsson1): 116,535 Class B shares.

Principal work experience and other information: President and CEO of Telefonaktiebolaget LM Ericsson since January 1, 2010. First Executive Vice President until December 31, 2009. Chief Financial Officer and Head of Group Function Finance until October 31, 2009. Previously Executive Vice President

1)	The number of shares reflects ownership as of December 31, 2011 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

and Head of Business Unit Global Services. Various positions in the Group since 1988, including Vice President and Head of Market Unit Mexico and Head of Finance and Control in USA, Brazil and Chile. International advisor to the Governor of Guangdong, China and co-chairman of the Russian-Swedish Business Council. Member of the Broadband Commission for Digital Development, heading the broadband and climate-change workstream and member of the advisory board of the Digital Health Initiative.

Michelangelo Volpi (first elected 2010)

Born 1966. Bachelor of Science in Mechanical Engineering and Masters in Manufacturing Systems Engineering from Stanford University, USA. MBA from the Stanford Graduate School of Business, USA.

Board Member: None.

Holdings in Ericsson1): None.

Principal work experience and other information: Partner at Index Ventures since July 2009. Previously CEO of Joost Inc.. Various positions in Cisco from 1994-2007, including Senior Vice President & General Manager of the Routing and Service Provider Technology Group and Chief Strategy Officer. Has also worked for Hewlett Packard in the optoelectronics division.

MEMBERS OF THE BOARD OF DIRECTORS

Board members and deputies appointed by the unions

Pehr Claesson (first appointed 2008)

Employee representative, Member of the Finance Committee

Born 1966. Appointed by the union The Swedish Association of Graduate Engineers.

Holdings in Ericsson1): 767 Class B shares.

Employed since 1997. Working with marketing and communication for Consulting and Systems Integration within Business Unit Global Services.

Jan Hedlund (first appointed 1994)

Employee representative, Member of the Audit Committee

Born 1946. Appointed by the union IF Metall.

Holdings in Ericsson1):1,259 Class B shares.

Employed since 1982. Previously working with model production mechanics within Business Unit Networks. Currently working full time as union representative.

Karin Åberg (first appointed 2007)

Employee representative, Member of the Remuneration Committee

Born 1959. Appointed by the union Unionen.

Holdings in Ericsson1): 2,289 Class B shares.

Employed since 1995. Working as a Service Engineer within the IT organization.

1)	The number of shares reflects ownership as of December 31, 2011 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Kristina Davidsson (first appointed 2006)

Deputy employee representative

Born 1955. Appointed by the union IF Metall.

Holdings in Ericsson1):1,369 Class B shares.

Employed since 1995. Previously working as repairer within Business Unit Networks and currently working full time as union representative.

Karin Lennartsson (first appointed 2010)

Deputy employee representative

Born 1957. Appointed by the union Unionen.

Holdings in Ericsson1): 404 Class B shares.

Employed since 1976. Working as Process Expert within Group Function Finance—Process Management.

Roger Svensson (first appointed 2011)

Deputy employee representative

Born 1971. Appointed by the union The Swedish Association of Graduate Engineers.

Holdings in Ericsson1): 6,031 Class B shares.

Employed since 1999. Working as Senior Specialist Test Strategy Power Amplifier within Business Unit Networks.

Hans Vestberg was the only Director who held an operational management position at Ericsson in 2011. No Director has been elected pursuant to an arrangement or understanding with any major shareholder, customer, supplier or other person.

At the Annual General Meeting 2011, Leif Johansson replaced Michael Treschow as Chairman of the Board of Directors and Jacob Wallenberg replaced Marcus Wallenberg as Deputy Chairman of the Board of Directors. Anna Guldstrand resigned as employee representative of the Board of Directors as of the date of the Annual General Meeting 2011 and Pehr Claesson was appointed employee representative as of the same date (previously deputy employee representative). Roger Svensson was appointed new deputy employee representative as of the date of the Annual General Meeting 2011.

MANAGEMENT

The President/CEO and the Executive Leadership Team

The Board of Directors appoints the President and CEO and the Executive Vice Presidents. The President and CEO is responsible for the management of day-to-day operations and is supported by the Executive Leadership Team (ELT). In addition to the President and CEO, the ELT consists of heads of Group functions, heads of business units and heads of two of Ericsson’s regions. Up until December 21, 2011, the Chief Brand Officer was also part of the ELT.

The role of the ELT is to:

•	Establish a strong corporate culture, a long-term vision and Group strategies and policies, all based on objectives stated by the Board

•	Determine targets for operational units, allocate resources and monitor unit performance

•	Secure operational excellence and realize global synergies through efficient organization of the Group.

1)	The number of shares reflects ownership as of December 31, 2011 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Remuneration to the Executive Leadership Team

A remuneration policy including guidelines on remuneration to the ELT was approved by the AGM 2011. For further information on fixed and variable remuneration, see the Remuneration Report and Notes to the Consolidated Financial Statements—Note C28, “Information Regarding Members of the Board of Directors, the Group management and Employees” in the Annual Report.

The Ericsson Group Management System

Ericsson has a global management system, the Ericsson Group Management System (EGMS) to drive corporate culture and to ensure that the business is managed:

•	To fulfill the objectives of Ericsson’s major stakeholders (customers, shareholders, employees)

•	Within established risk limits and with reliable internal control

•	In compliance with relevant applicable laws, listing requirements, governance codes and corporate social responsibilities.

The EGMS is founded on ISO 9001 (International Standard for Quality management system) but is designed as a dynamic governance system, enabling Ericsson to adapt the system to evolving demands and expectations, including new legislation as well as customers’ and other stakeholders’ requirements. The management system is an important foundation and is continuously evaluated and improved.

Certificates are evidence from an independent body verifying that the operations fulfill defined requirements. As the EGMS is a global system, group-wide certificates can be issued by a third party certification body proving that the system is efficient throughout the whole organization. Ericsson has a number of certificates and is currently globally certified to ISO 9001 (Quality) and ISO 14001 (Environment) and is in the process of obtaining global OHSAS 18001 (Health & Safety) certification. Ericsson is also ISO 27001 (information security) certified in selected units.

The EGMS comprises three elements:

•	Management and control

•	Ericsson business processes

•	Organization and resources.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Management and control

Strategy and target setting

Ericsson’s strategy and target setting processes consider the demands and expectations of customers as well as other key stakeholders. The process facilitates the alignment of objectives and their measurement in activities at all levels of the organization.

Ericsson uses balanced scorecards as tools for translating strategic objectives into a set of performance indicators for its operational units. Based on the annual strategy work, these scorecards are updated with targets for each unit for the next year and are communicated throughout the organization.

Group policies and directives

Group-wide policies and directives govern how the organization works and are core elements in managing and controlling Ericsson. The policies and directives include a Code of Business Ethics, a Code of Conduct and accounting and reporting directives to fulfill external reporting requirements and the Sarbanes-Oxley Act. The Group Steering Documents Committee secures that the policies and directives cover relevant issues; that they are aligned and consistent with Group strategies, values and structures; and that they are not in conflict with legal and regulatory requirements.

Ericsson Business Processes

As a market leader, Ericsson utilizes the competitive advantages that are gained through global scale and has implemented common processes and IT tools across all operational units worldwide. Customer requirements are identified, clarified and formalized in Ericsson Business Processes where requirements transform from theory to reality. Through management and continuous improvement of processes and IT tools, Ericsson reduces costs with efficient and effective process flows and with standardized internal controls and performance indicators.

Organization and Resources

Company structure

Ericsson is operated in two dimensions: one operational structure and one legal structure.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

The operational structure aligns accountability and authority regardless of country borders and supports the process flow with cross-country operations. There are four business units and ten regions. Group functions coordinate Ericsson’s strategies, operations and resource allocation and define the necessary directives, processes and organization for the effective governance of the Group.

The legal structure is the basis for legal requirements and responsibility as well as for tax and statutory reporting purpose. There are more than 200 legal entities within the Ericsson Group with representation (via legal entities, branch and representative offices) in more than 140 countries.

Risk management

Ericsson’s risk management is integrated with the business and its operational processes, and is a part of the EGMS to ensure accountability, effectiveness, efficiency, business continuity and compliance with corporate governance, legal and other requirements. The Board of Directors is also actively engaged in the Company’s risk management. Risks related to set long-term objectives are discussed and strategies are formally approved by the Board as part of the annual strategy process. Risks related to annual targets for the Company are also reviewed by the Board and then monitored continuously during the year. Certain transactional risks require specific Board approval, e.g. acquisitions, management remuneration, borrowing or customer finance in excess of pre-defined limits.

Strategic and tactical risks

Strategic risks constitute the highest risk to the Company if not managed properly as they could have a long-term impact. Ericsson therefore reviews its long-term objectives, main strategies and business scope on an annual basis and continuously works on its tactics to reach these objectives and to mitigate any risks identified.

In the annual strategy and target setting process, objectives are set for the next five years. Risks and opportunities are assessed and strategies are developed to achieve the objectives. The strategy process in the Company is well established and involves regions, business units and Group functions. The strategy is finally summarized and discussed in a yearly Global Leadership Summit with approximately 250 managers from all parts of the business. By involving all parts of the business in the process, potential risks are identified early and mitigating actions can be incorporated in the strategy and in the annual target process following the finalization of the strategy.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Technology development, industry and market fundamentals and the development of the economy are key components in the evaluation of risks related to Ericsson’s long-term objectives.

The outcome from the strategy process forms the basis for the annual target process which involves regions, business units and Group functions. Risks and opportunities linked to the targets are identified as part of this process together with actions to mitigate the identified risks. Follow-up of targets, risks and mitigating actions are reported and discussed continuously in business unit and region steering groups and are reviewed by the Board of Directors.

The Company has been using the Balanced Scorecard concept to structure its targets, risks and opportunities for many years. For 2011 risks and opportunities were identified and analyzed in the three balanced scorecard perspectives. For more information on risks related to Ericsson’s business, see the chapter “Risk Factors” in the Annual Report.

Operational and financial risks

Operational risks are owned and managed by operational units. Risk management is embedded in various process controls, such as decision tollgates and approvals. Certain cross-process risks are centrally coordinated, such as information security, IT security, corporate responsibility and business continuity and insurable risks. Financial risk management is governed by a Group policy and carried out by the Treasury and Customer Finance functions, both supervised by the Finance Committee. The policy governs risk exposures related to foreign exchange, liquidity/financing, interest rates, credit risk and market price risk in equity instruments. For further information on financial risk management, see Notes to the Consolidated Financial Statements—Note C14, “Trade Receivables and Customer Finance”, Note C19, “Interest-Bearing Liabilities” and Note C20, “Financial Risk Management and Financial Instruments” in the Annual Report.

Compliance risks

Ericsson has implemented Group policies and directives to ensure compliance with applicable laws and regulations, including a Code of Business Ethics and a Code of Conduct. Risk management is integrated in the Company’s business processes. Policies and controls are implemented to ensure compliance with financial reporting standards and stock market regulations, such as the US Sarbanes-Oxley Act.

Monitoring and audits

Company management monitors the compliance with policies, directives and processes through internal self-assessment within all units. This is complemented by internal and external audits. External financial audits are performed by PwC, and ISO/management system audits by Det Norske Veritas, DNV and Intertek. Internal audits are performed by the company’s internal audit function which reports to the Audit Committee. Audits of suppliers are also conducted in order to secure compliance with agreed key performance indicators and Ericsson’s Code of Conduct which is mandatory for suppliers to the Ericsson Group.

Risk mitigation

Significant activities ongoing in order to mitigate risks are:

•	Establish flexibility to cost-effectively accommodate for fluctuations in demand

•	Conduct regular Supplier Code of Conduct audits

•	Efficient business continuity management

•	Corporate governance training as needed

•	Continuous monitoring of information systems to guard against data breaches.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

MEMBERS OF THE EXECUTIVE LEADERSHIP TEAM

Hans Vestberg

President and CEO (since 2010).

Born 1965.

Bachelor of Business Administration and Economics, University of Uppsala.

Board Chairman: ST-Ericsson and Svenska Handbollförbundet.

Board member: Telefonaktiebolaget LM Ericsson, Sony Ericsson Mobile Communications AB and Thernlunds AB.

Holdings in Ericsson1): 116,535 Class B shares.

Background: First Executive Vice President until December 31, 2009. Chief Financial Officer and Head of Group Function Finance until October 31, 2009. Previously Executive Vice President and Head of Business Unit Global Services. Various positions in the Group since 1988, including Vice President and Head of Market Unit Mexico and Head of Finance and Control in USA, Brazil and Chile. International advisor to the Governor of Guangdong, China and co-chairman of the Russian-Swedish Business Council. Member of the Broadband Commission for Digital Development, heading the broadband and climate-change workstream, and member of the advisory board of the Digital Health Initiative.

Jan Frykhammar

Executive Vice President and Chief Financial Officer and Head of Group Function Finance (since 2009).

Born 1965.

Bachelor of Business Administration and Economics, University of Uppsala.

Board member: Sony Ericsson Mobile Communications AB, ST-Ericsson and the Swedish International Chamber of Commerce.

Holdings in Ericsson1): 6,837 Class B shares.

1)	The number of shares reflects ownership as of December 31, 2011 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Background: Previously Senior Vice President and Head of Business Unit Global Services. Various positions within Ericsson including Sales and Business Control in Business Unit Global Services, CFO in North America and Vice President, Finance and Commercial within the Global Customer Account Vodafone.

Magnus Mandersson

Executive Vice President (since November 1, 2011) and Head of Business Unit Global Services (since 2010).

Born 1959.

Bachelor of Business Administration, University of Lund.

Deputy board member: Sony Ericsson Mobile Communications AB.

Holdings in Ericsson1): 12,875 Class B shares.

Background: Previously Head of Business Unit CDMA, Market Unit Northern Europe, Global Customer Account Deutsche Telekom AG and Product Area Managed Services. Has also been President and CEO of SEC/Tele2 Europe and COO of Millicom International Cellular S.A.

Johan Wibergh

Executive Vice President (since 2010) and Head of Business Unit Networks (since 2008).

Born 1963.

Master of Computer Science, Linköping Institute of Technology.

Board member: ST-Ericsson, Confederation of Swedish Enterprise, Royal Institute of Technology and Teknikföretagen.

Deputy board member: Sony Ericsson Mobile Communications AB.

Holdings in Ericsson1): 28,655 Class B shares.

Background: President of Ericsson Brazil, President of Market Unit Nordic and Baltics and Vice President and Head of Sales at Business Unit Global Services.

Cesare Avenia

Chief Brand Officer (from 2010 up until December 21, 2011).

Born 1950.

Bachelor of Electronics engineering, University of Naples, Italy.

Board member: Sony Ericsson Mobile Communications Italy S.p.A, member of the Steering Committee for Innovation and Technology Services within the Association of Telecom service providers within Confindustria, the National Association of Industrialists in Italy.

Holdings in Ericsson1): 11,704 Class B shares.

Background: Previously Head of Market Unit Italy and Market Unit South East Europe.

1)	The number of shares reflects ownership as of December 31, 2011 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Per Borgklint

Senior Vice President and Head of Business Unit Multimedia (since June 7, 2011).

Born 1972.

Master of Science in Business Administration, Jönköping International Business School.

Holdings in Ericsson1): None.

Background: Previously CEO of Net1 (Ice.net), Canal Plus Nordic and Versatel. Has also held several leading positions at Tele2.

Bina Chaurasia

Senior Vice President and Head of Group Function Human Resources and Organization (since 2010).

Born 1962.

Master of Science in Management and Human Resources, Ohio State University and Master of Arts in Philosophy, University of Wisconsin.

Holdings in Ericsson 1): 14,735 Class B shares.

Background: Joined Ericsson from Hewlett Packard, where she was Vice President of Global Talent Management. Has held senior HR leadership roles at Gap, Sun Microsystems and PepsiCo/Yum.

Håkan Eriksson

Senior Vice President, Chief Technology Officer, Head of Group Function Technology & Portfolio Management (since 2003) and Head of Ericsson in Silicon Valley (since 2010).

Born 1961.

Master of Science and Honorary Ph D, Linköping Institute of Technology.

Board member: Vestas Wind Systems A/S.

Holdings in Ericsson1): 40,696 Class B shares.

Background: Previously Senior Vice President and Head of Research and Development. Has held various positions within Ericsson since 1986. Member of the Royal Swedish Academy of Engineering Sciences.

Douglas L. Gilstrap

Senior Vice President and Head of Group Function Strategy (since 2009).

Born 1963.

Bachelor of Accounting, University of Richmond and Master of Business Administration, Emory University, Atlanta. Executive program at INSEAD, France.

Board member: TM Forum.

Deputy board member: Sony Ericsson Mobile Communications AB, ST-Ericsson.

1)	The number of shares reflects ownership as of December 31, 2011 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Holdings in Ericsson1): 5,069 Class B shares.

Background: Has held various global managerial positions within the telecommunications sector for more than 15 years.

Nina Macpherson

Senior Vice President, General Counsel and Head of Group Function Legal Affairs (since January 1, 2011)

Born 1958.

Master of Laws, LL M, University of Stockholm.

Board member: The Swedish Anti-Corruption Institute and the Association for Listed Companies.

Holdings in Ericsson1): 4,508 Class B shares.

Background: Previously Vice President and Deputy Head of Group Function Legal Affairs at Ericsson. Previous positions also include private practice and in-house attorney. Member of the Swedish Securities Council.

Helena Norrman

Senior Vice President and Head of Group Function Communications (since May 23, 2011).

Born 1970.

Master of International Business Administration, Linköping University.

Holdings in Ericsson1): 4,619 Class B shares.

Background: Previously Vice President, Communications Operations at Group Function Communications at Ericsson. Has held various positions within Ericsson’s global communications organization since 1998. Previous positions as communications consultant.

Mats H. Olsson

Head of Region China & North East Asia (since 2010).

Born 1954.

Master of Business Administration from the Stockholm School of Economics.

Board member: Sony Ericsson Mobile Communications (China) Co. Ltd.

Holdings in Ericsson1): 50,547 Class B shares.

Background: Also International Economic Advisor to a number of Chinese provincial and municipal governments. Previously Head of Market Unit Greater China. Has held various executive positions across Asia-Pacific over the last 25 years. Appointed President of Ericsson Greater China in 2004, with overall responsibility for Mainland China, Hong Kong, Macao and Taiwan.

1)	The number of shares reflects ownership as of December 31, 2011 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Rima Qureshi

Senior Vice President and Head of Business Unit CDMA Mobile Systems (since 2010).

Born 1965.

Bachelor of Information Systems and Master of Business Administration, McGill University, Montreal, Canada.

Board member: MasterCard Incorporated.

Holdings in Ericsson1): 3,477 Class B shares.

Background: Also serves as head of Ericsson Response. Previously Vice President of Strategic Improvement Program and Vice President Product Area Customer Support. Has held various positions within Ericsson since 1993.

Angel Ruiz

Head of Region North America (since 2010).

Born 1956.

Bachelor of Electrical Engineering, University of Central Florida and Master of Management Science and Information Systems, Johns Hopkins University, USA.

Board member: CTIA, Sony Ericsson Mobile Communications (USA) Inc.

Holdings in Ericsson1): 23,023 Class B shares.

Background: Joined Ericsson in 1990 and has held a variety of sales and managerial positions within the Company, including heading up the global account teams for Cingular/SBC/BellSouth (now AT&T). Was appointed President of Ericsson North America in 2001.

Jan Wäreby

Senior Vice President and Head of Sales and Marketing (since January 1, 2011).

Born 1956.

Master of Science, Chalmers University, Göteborg.

Board member: Sony Ericsson Mobile Communications AB, ST-Ericsson.

Holdings in Ericsson1): 55,617 Class B shares.

Background: Senior Vice President and Head of Business Unit Multimedia and Executive Vice President and Head of Sales and Marketing for Sony Ericsson Mobile Communications.

Up until May 23, 2011, Henry Sténson, former Senior Vice President and Head of Group Function Communications, was a member of the Executive Leadership Team.

1)	The number of shares reflects ownership as of December 31, 2011 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

AUDITORS

According to the Articles of Association, the Parent Company shall have no less than one and no more than three registered public accounting firms as external independent auditors. Pursuant to the Swedish Companies Act, the mandate period of an auditor shall be one year, unless the Articles of Association provides for a longer mandate period up to four years. The auditors report to the shareholders at General Meetings.

The duties of the auditors include the following:

•	Updating the Board of Directors regarding the planning, scope and content of the annual audit

•	Examining the interim and year-end financial statements to assess accuracy and completeness of the accounts and adherence to accounting standards and policies

•	Advising the Board of Directors of non-audit services performed, the consideration paid and other issues that determine the auditors’ independence.

For further information on the contacts between the Board and the auditors, please see “Work of the Board of Directors” earlier in this Corporate Governance Report.

All Ericsson’s quarterly financial reports are reviewed by the auditors.

Current auditors

PricewaterhouseCoopers AB was elected auditor at the AGM 2011 for a period of one year, i.e. until the close of the AGM 2012.

PricewaterhouseCoopers AB has appointed Peter Nyllinge, Authorized Public Accountant, to serve as auditor in charge.

Fees to the auditors

Ericsson paid the fees (including expenses) for audit-related and other services listed in the table in Notes to the Consolidated Financial Statements—Note C30, “Fees to Auditors” in the Annual Report.

INTERNAL CONTROL OVER FINANCIAL REPORTING 2011

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

In order to support high quality reporting and to meet the requirement of SOX, the Company has implemented detailed documented controls and testing and reporting procedures based on the COSO framework for internal control. The COSO framework is issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s internal control report according to SOX will be included in Ericsson’s Annual Report on Form 20-F and filed with the SEC in the United States.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

During 2011, the Company has included operations of acquired entities as well as continued to improve the design and execution of its financial reporting controls.

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

To achieve these objectives, financial reporting and disclosure must be:

•	Transparent—enhancing understanding of the economic drivers and operational performance of the business, building trust and credibility

•	Consistent—comparable in scope and level of detail to facilitate comparison between reporting periods

•	Simple—to support understanding of business operations and performance and to avoid misinterpretations

•	Relevant—with focus on what is relevant to Ericsson’s stakeholders or required by regulation or listing agreements, to avoid information overload

•	Timely—with regular scheduled disclosures as well as ad-hoc information, such as press releases on important events, performed on a timely basis

•	Fair and equal—where all material information is published via press releases to ensure that the whole investor community receives the information at the same time

•	Complete, free from material errors and a reflection of best practice—disclosure is compliant with applicable financial reporting standards and listing requirements and in line with industry norms.

Ericsson’s website (www.ericsson.com/investors) comprises comprehensive information on the Group, including:

•	An archive of annual and interim reports

•	On-demand access to recent news

•	Copies of presentations given by senior management at industry conferences.

(Information on the Ericsson website does not form part of this Report.)

Disclosure controls and procedures

Ericsson has controls and procedures in place to ensure timely information disclosure under applicable laws and regulations, including the US Securities Exchange Act of 1934 and under agreements with NASDAQ OMX Stockholm and NASDAQ New York. These procedures also ensure that such information is provided to management, including the CEO and CFO, so timely decisions can be made regarding required disclosure.

The Disclosure Committee comprises members with various expertise. It assists managers in fulfilling their responsibility regarding disclosures made to the shareholders and the investment community. One of the main tasks of the committee is to monitor the integrity and effectiveness of the disclosure controls and procedures.

Ericsson has investments in certain entities that the Company does not control or manage. With respect to such entities, disclosure controls and procedures are substantially more limited than those maintained with respect to subsidiaries.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

During the year, Ericsson’s President and CEO and the CFO evaluated the disclosure controls and procedures and concluded that they were effective at a reasonable assurance level as at December 31, 2011.

Internal control over financial reporting

Ericsson has integrated risk management and internal control into its business processes. As defined in the COSO framework, internal control is an aggregation of components such as a control environment, risk assessment, control activities, information and communication and monitoring.

Control environment

The Company’s internal control structure is based on the division of tasks between the Board of Directors and its Committees and the President and CEO. The Company has implemented a management system that is based on:

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

The processes include specific controls to be performed to ensure high quality reports. The management of each reporting legal entity, region and business unit is supported by a financial controller function with execution of controls related to transactions and reporting. The financial controller functions are organized in a number of Company Control Hubs, each supporting a number of legal entities within a geographical area. A financial controller function is also established on Group level, reporting to the CFO.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

In order to secure compliance, governance and risk management in the areas of legal entity accounting and taxation, as well as securing funding and equity levels, the Company operates through a Company Control hub structure, covering subsidiaries in each respective geographical area.

Based on a common IT platform, a common chart of account and common master data, the hubs and shared services centers perform accounting and financial reporting services for most subsidiaries.

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

Monitoring

The Company’s process for financial reporting is reviewed annually by the management. This forms a basis for evaluating the internal management system and internal steering documents to ensure that they cover all significant areas related to financial reporting. The shared service center and company control hub management

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

continuously monitors accounting quality through a set of performance indicators. Compliance with policies and directives is monitored through annual self-assessments and representation letters from heads and company controllers in all subsidiaries as well as in business units and regions.

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

BOARD OF DIRECTORS

Stockholm, February 24, 2012

Telefonaktiebolaget LM Ericsson (publ)

Org. no. 556016–0680

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

AUDITORS’ REPORT ON THE CORPORATE GOVERNANCE REPORT

To the Annual General Meeting of the shareholders in Telefonaktiebolaget LM Ericsson (publ), corporate identity number 556016-0680.

It is the Board of Directors who is responsible for the corporate governance report for the year 2011 and that it has been prepared in accordance with the Annual Accounts Act.

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

Stockholm 24 February, 2012

Peter Nyllinge	Johan Engstam
Authorized Public Accountant	Authorized Public Accountant
PricewaterhouseCoopers AB	PricewaterhouseCoopers AB
Auditor in Charge

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

REMUNERATION REPORT

INTRODUCTION

This report outlines how the remuneration policy is implemented throughout Ericsson in line with corporate governance best practice, with specific references to Group management. To begin with, the work of the Remuneration Committee 2011 and the remuneration policy are explained, followed by descriptions of plans and approaches.

This report also includes information on how the remuneration programs have been evaluated and draws conclusions from that. More details of the remuneration of Group management and Board members’ fees can be found in the Notes to the Consolidated Financial Statements—Note C28, “Information regarding members of the Board of Directors, the Group management and employees” (Note C28).

THE REMUNERATION COMMITTEE

The Remuneration Committee advises the Board of Directors on an ongoing basis on the remuneration of the Executive Leadership Team (ELT). This includes fixed salaries, pensions, other benefits and short-term and long-term variable remuneration, all in the context of pay and employment conditions throughout Ericsson. The Remuneration Committee also:

•	Approves variable remuneration outcomes for the ELT

•	Prepares remuneration related proposals for Board and shareholder approval

•	Develops and monitors the remuneration policy, strategies and general guidelines for employee remuneration.

The Remuneration Committee’s work is the foundation for the governance of Ericsson’s remuneration processes together with Ericsson’s internal systems and audit controls. The Committee is chaired by Leif Johansson and its other members are Börje Ekholm, Nancy McKinstry, and Karin Åberg. All the members are non-executive directors, independent (except for the employee representative) as required by the Swedish Corporate Governance Code and have relevant knowledge and experience of remuneration matters.

The Company’s General Counsel acts as secretary to the Committee. The Chief Executive Officer, the Senior Vice President, Head of Human Resources and Organization and the Vice President, Head of Total Rewards attend the Remuneration Committee meetings by invitation and assist the Committee in its considerations, except when issues relating to their own remuneration are being discussed.

The Remuneration Committee has appointed an independent expert advisor, Piia Pilv, to assist and advise the Committee. The independent advisor provided no other services to the Company during 2011. The Remuneration Committee is also provided with national and international pay data collected from external survey providers and can call on other independent expertise, should it so require. The Chairman continues to ensure that contact is maintained, as necessary and appropriate, with principal shareholders on the subject of remuneration.

The purpose and function of the Remuneration Committee will remain going forward and its responsibilities can be found on the Ericsson website*. These responsibilities, together with the remuneration policy, are reviewed and evaluated annually in light of matters such as changes to corporate governance best practice or changes to accounting, legislation, political opinion or business practices among peers. This helps to ensure that the policy continues to provide Ericsson with a competitive remuneration strategy.

The guidelines for remuneration to the ELT is, in accordance with Swedish law, brought to shareholders annually for approval.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

REMUNERATION POLICY

Remuneration at Ericsson is based on the principles of performance, competitiveness and fairness. The remuneration policy, together with the mix of remuneration elements, is designed to reflect these principles by creating a balanced remuneration package. The policy for 2011 can be found in Note C28. The auditor’s report regarding whether we have complied with the guidelines for compensation to the ELT during 2011 is posted on the Ericsson website*.

Summaries of 2011 short and long-term variable remuneration

What we call it	What is it?	What is the objective?	Who participates?	How is it earned?
Short term: Remuneration delivered over 12 months or less

Fixed salary	Fixed remuneration paid at set times	Attract and retain employees, delivering part of annual remuneration in a predictable format	All employees	Market appropriate levels set according to position and evaluated according to individual performance

Short-Term Variable remuneration (STV)	A variable plan that is measured and paid over a single year	Align employees with clear and relevant targets, providing an earnings opportunity in return for performance, and flexible cost	Enrolled employees, including Executive Leadership Team. Approx. 72,500 in 2011	Achievements against set targets. Reward can increase to up to twice the target level and decrease to zero, depending on performance

Local and Sales Incentive Plans	Tailored versions of the STV	As for STV, tailored for local or business requirements, such as sales	Employees in sales. Approx. 4,500 in 2011	Similar to STV. All plans have maximum award and vesting limits

Long term: Remuneration delivered over 3 years or more

Stock Purchase Plan (SPP)	All-employee stock-based plan	Reinforce a “One Ericsson” and align employees’ interests with those of shareholders	All employees are eligible	Buy one share and it will be matched by one share after 3 years if still employed

Key Contributor Retention Plan (KC)	Share-based plan for selected individuals	Recognize, retain and motivate key contributors for performance, critical skills and potential	Up to 10% of employees	If selected, get one more matching share in addition to the SPP one

Executive Performance Stock Plan (EPSP)	Share-based plan for senior executives	Remuneration for long-term commitment and value creation	Senior executives, including Executive Leadership Team	Get up to 4, 6 or, for CEO, 9 further matching shares to the SPP one for long- term performance

*	Information on the Ericsson website (www.ericsson.com) does not form part of this Report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

REMUNERATION 2011

The Remuneration Committee met eight times during the year. The winter meetings focused on following up on results from the 2010 variable remuneration programs and preparing proposals to shareholders for the 2011 Annual General Meeting (AGM). During the spring the committee considered feedback from the AGM and remuneration to new members of the ELT were established. In the fall when the new independent advisor was appointed the scope of the independent advisor role was reviewed.

The committee continued with a review of the remuneration strategy with focus on the Long-Term Variable remuneration plans, the Short-Term Variable remuneration plans and levels of fixed compensation. It was concluded that the committee will recommend to continue the Long-Term Variable remuneration plan without any substantial changes based on feedback from investors, market analysis and global trend analyses. The Committee has also considered market trends, target setting, its working arrangements and corporate governance.

As of 2011 a new initiative for the ELT was introduced by the Committee. On a voluntary basis ELT members may participate in a wellness program that provides proactive and individual coaching and training. ELT members have large responsibilities, substantial travel and heavy workloads. The purpose of the program is to actively reduce their health risks.

Evaluation of remuneration policy and plans

The Remuneration Committee has supported the Board with the review and evaluation of remuneration policy and practice. As described later in this report, all remuneration elements and levels are evaluated through benchmarking against market data provided by external sources. Analyses of market data, as well as of attrition data, show that Ericsson is in general competitive in local markets and that total remuneration is appropriate and not excessive.

The remuneration policy is evaluated annually. This is in light of the long-term strategy as well as the Remuneration Committee’s overview of total remuneration and each individual remuneration element. The Committee has concluded and the Board has decided that the remuneration policy remains valid and right for Ericsson and should not be materially changed for 2012.

To enhance the understanding of how Ericsson translates remuneration principles and policy into practice, an internal remuneration website was launched in January 2011. The site contains e-learning and training programs targeted at line managers. It supports more informed decisions and better communication to the wider employee population.

Extensive analyses of local market data for each position in the ELT have been conducted. Decisions on remuneration increases for the ELT have been taken by the Remuneration Committee. The work is also reviewed by the independent advisor to the Committee.

In its evaluation of the Long-Term Variable remuneration plan the Remuneration Committee concluded that the plan fulfills the defined objectives of the Stock Purchase Plan, namely to promote “One Ericsson” and to align the interests of employees with those of shareholders. The participation rate as of December 1, 2011 was 30%, compared to 27% as of December 1, 2010. The evaluation conducted also confirms that the Key Contributor Retention Plan meets the purpose of retaining our key employees. The voluntary attrition rate among Key Contributors is about two thirds compared to the attrition rate in the total number of employees.

A survey of Ericsson’s managers in January 2011 verified that all managers consider the Long-Term Variable and Short-Term Variable remuneration plans to be “effective” or “very effective” in meeting the purpose of the plans. This confirms earlier third-party research that has shown that the Long-Term Variable plan

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

drives the right values and enhancing retention. The plan remains competitive by Swedish standards. The participation rate among Key Contributors remains high compared with international benchmarks.

The evaluation also showed that the Executive Performance Stock Plan has had limited success in terms of meeting the purpose of rewarding long-term financial performance. The Earnings per Share (EPS) performance target proved to be more binary than anticipated, where the 2004 plan vested in full and the plans for 2005, 2006, 2007 and 2008 did not vest. The 2009 and 2010 plans, that are still in the performance period, have EPS as the performance target.

The following targets apply to the Executive Performance Stock Plan 2011:

•	Net sales growth

•	Operating income growth

•	Cash conversion rate.

For further information see below under the Executive Performance Stock Plan.

TOTAL REMUNERATION

When considering the remuneration of an individual, it is the total remuneration that matters. First the total annual cash compensation is defined, consisting of the target level of short-term variable remuneration plus fixed salary. Thereafter target long-term variable remuneration may be added to get to the total target remuneration and, finally, pension and other benefits to arrive at the total remuneration.

For the ELT, remuneration consists of fixed salary, short-term and long-term variable remuneration, pension and other benefits. If the size of any one of these elements is increased or decreased when setting the remuneration, at least one other element has to change if the competitive position is to remain unchanged.

The remuneration costs for the CEO and the ELT are reported in Note C28.

Fixed salary

Fixed salaries are set to be competitive within an individual’s home market. When setting fixed salaries, the Remuneration Committee considers the impact on total remuneration, including pension and associated costs. The absolute levels are determined by the size and complexity of the position and the year-to-year performance of the individual. Together with other elements of remuneration, ELT salaries are subject to an annual review by the Remuneration Committee, which considers external pay data to ensure that levels of pay remain competitive and appropriate to the remuneration policy.

Variable remuneration

Ericsson strongly believes that, where possible, variable compensation should be encouraged as an integral part of total remuneration. First and foremost this aligns employees with clear and relevant targets, but it also enables more flexible payroll costs and emphasizes the link between performance and pay. All variable remuneration plans have maximum award and vesting limits. Short-term variable remuneration is to a greater extent dependent on the own unit or function, while long-term variable remuneration is dependent on the achievements of the Ericsson Group.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Short-term variable remuneration

Annual variable remuneration is delivered through cash-based programs. Specific business targets are derived from the annual business plan approved by the Board of Directors and, in turn, defined by the Company’s long-term strategy. Ericsson strives to grow faster than the market with best-in-class margins and strong cash conversion and therefore the starting point is to have three core targets:

•	Net sales growth

•	Operating income

•	Cash flow.

Short-term variable remuneration structure

	Short-Term Variable remuneration as percentage of Fixed Salary			Percentage of Short-Term Variable remuneration maximal opportunity
	Target level	Maximum level	Actual paid for 2010	Group financial targets	Unit/functional financial targets	Non-financial targets
CEO 2011	40%	80%	24%	90%	0%	10%
CEO 2012	40%	80%	—	90%	0%	10%
Average ELT 20111)	34%	68%	29%	61%	23%	16%
Average ELT 20121)	36%	72%	—	49%	27%	24%

1)	Excludes CEO—differences in target and maximum levels from year to year are due to changes in the composition of the ELT.

For the ELT, targets are thus predominantly financial targets at either Group level (for Heads of Group Functions) or at the individual unit level (for Heads of Regions or Business Units) and may also include operational targets like customer satisfaction and employee motivation. Targets are cascaded to all managers and will vary depending on the specific position. All variable remuneration targets have to be objective and measurable. They typically refer to a result that is achieved on a collective basis.

Each target is, in accordance with our strict governance instructions, defined in a target specification and measured over the calendar year. The target setting process is fully integrated with the strategy work and target levels are tested against plans and forecasts until they are finalized around the turn of the year.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

The Board of Directors and the Remuneration Committee decide on all Ericsson Group targets, which are cascaded to unit-related targets throughout the Company, always subject to a two-level management approval process. The Remuneration Committee monitors the appropriateness and fairness of Group target levels throughout the performance year and has the authority to revise them should they cease to be relevant or stretching or to enhance shareholder value.

During 2011, approximately 77,000 employees participated in short-term variable plans. Of these 8,000 were in the global Short-Term Variable remuneration plan (STV) for management, including the ELT, and 4,500 were in the global Sales Incentive Plan (SIP). Local plans vary in design according to local competitive practice but typically mirror the STV.

The chart on page 218 illustrates how payouts to the ELT have varied with performance over the past five years.

Long-term variable remuneration

Share-based long-term variable remuneration plans are submitted each year for approval by shareholders at the AGM. All long-term variable remuneration plans are designed to form part of a well-balanced total remuneration package and to span over a minimum of three years. As these are variable plans, outcomes are unknown and rewards depend on long-term personal investment, corporate performance and resulting share price performance. During 2011, share-based remuneration was made up of three different but linked plans: the all-employee Stock Purchase Plan, the Key Contributor Retention Plan and the Executive Performance Stock Plan.

The stock purchase plan

The all-employee Stock Purchase Plan is designed to offer, where practicable, an incentive for all employees to participate. This reinforces “One Ericsson” aligned with shareholder interests. Employees can save up to 7.5% (CEO 10%) of gross fixed salary (CEO gross fixed salary and annual variable remuneration) for purchase of Class B shares at market price on NASDAQ OMX Stockholm or ADSs on NASDAQ New York (contribution shares) over a twelve-month period. If the contribution shares are retained by the employee for three years after the investment and employment with the Ericsson Group continues during that time, the employee’s shares will be matched with a corresponding number of Class B shares or ADSs as applicable. The plan was introduced in 2002 and employees in 71 countries participated during its first year. In December 2011 the number of participants was over 24,000, or approximately 30% of eligible employees in 96 countries.

Participants save each month, beginning with the August payroll, towards quarterly investments. These investments (in November, February, May and August) are matched on the third anniversary of each such investment and hence the matching spans over two financial years and two tax years.

The key contributor retention plan

The Key Contributor Retention Plan is part of Ericsson’s talent management strategy. It is designed to recognize individuals for performance, critical skills and potential as well as encouraging retention of key employees.

Under the program, operating units around the world can nominate up to 10% of employees worldwide. Each unit nominates individuals that have been identified according to performance, critical skills and potential. The nominations are calibrated in management teams locally and are reviewed by both local and corporate Human Resources to ensure that there is a minimum of bias and a strong belief in the system.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Participants selected obtain one extra matching share in addition to the one matching share for each contribution share purchased under the Stock Purchase Plan during a twelve-month investment period. The plan was introduced in 2004.

The executive performance stock plan

The Executive Performance Stock Plan was first introduced in 2004. The plan is designed to focus management on driving long-term financial performance and providing market competitive remuneration. Senior executives, including the ELT, are selected to obtain up to four or six extra shares (performance matching shares). This is in addition to the one matching share for each contribution share purchased under the all-employee Stock Purchase Plan. The performance matching is subject to the fulfillment of the performance targets. Since 2010, the CEO may obtain up to nine performance matching shares in addition to the Stock Purchase Plan matching share for each contribution share.

In the 2004 to the 2010 plans the performance targets were Earnings Per Share (EPS) targets.

To support the long-term strategy and the value creation of the Company, new operational targets were defined for the 2011 plan. At the AGM 2011, the following targets for the 2011 Executive Performance Stock Plan were resolved on proposal by the Board:

•	Up to one third of the award will vest based on the compound annual growth rate of consolidated net sales comparing 2013 to 2010

•	Up to one third of the award will vest based on the compound annual growth rate of consolidated operating income comparing 2013 to 2010. (Base year 2010 excluding restructuring)

•

One third of the award will vest based on the cash conversion rate. If the cash conversion rate is at or above 70% during each of the years 2011 to 2013 one ninth of the total award will vest for each year the target is achieved.

The performance targets are not capable of being retested after the end of the three-year performance period. If the minimum required performance is not achieved, all matching shares subject to performance will lapse. The Board will consider the impact of larger acquisitions, divestments, the creation of joint ventures and any other significant capital event on the three targets on a case-by-case basis. Also, the Board may reduce the number of performance matching shares, if deemed appropriate, considering the Company’s financial results and position, conditions on the stock market and other relevant circumstances at the time of matching.

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

For the CEO and other members of the ELT employed in Sweden before 2011, a supplementary pension plan is applied in addition to the occupational pension plan for salaried staff on the Swedish labor market (ITP). The pension age for these ELT members is normally 60 years. The pensionable salary for ELT members employed before 2011 on local contract in Sweden consists of the annual fixed salary including vacation pay and the target value of the Short-Term Variable remuneration.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

ELT members employed in Sweden as of 2011 are normally covered by the defined contribution plan under the ITP1 scheme, with a pensionable age of 65 years. The pensionable salary includes all cash compensation.

For members of the ELT who are not employed in Sweden, local market competitive pension arrangements apply.

Other benefits, such as company car and medical insurance, are also set to be competitive in the local market. ELT members may not receive loans from the Company.

ELT members locally employed in Sweden have a mutual notice period of up to six months. Upon termination of employment by the Company, severance pay can amount to up to 18 months’ fixed salary. For other ELT members different notice period and severance pay agreements apply, however no agreement exceeds the notice period of 6 months or the severance pay period of 18 months.

REMUNERATION OF THE BOARD OF DIRECTORS

The remuneration of Directors not employed by Ericsson is handled separately and the Nomination Committee makes remuneration proposals for resolution by the Annual General Meeting of shareholders. The remuneration consists of fees for Board and committee work, part of which can be delivered under a synthetic share program. The synthetic shares, which are valued in line with Ericsson’s Class B shares, vest in cash after the publication of the year-end financial statement during the fifth year after award.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

During the period covered by the Annual Report 2011, there were no changes to the disclosure controls and procedures that have materially affected, or are likely to materially affect, the internal control over financial reporting.

Ericsson’s management assessed the effectiveness of Ericsson’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth in “Internal Control—Integrated Framework”, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management has concluded that, as of December 31, 2011, Ericsson’s internal control over financial reporting was effective. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, has been audited by PricewaterhouseCoopers AB, an independent registered public accounting firm. PricewaterhouseCoopers AB has issued an attestation report on Ericsson’s internal control over financial reporting, which appears on page 70.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

SUPPLEMENTAL INFORMATION

The following information is provided to comply with certain requirements of Form 20-F which are not satisfied in full by the information in the Swedish Annual Report.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

Today, Ericsson is a leading provider of communications equipment, telecom services and multimedia solutions. Our customers, in over 180 countries, are mainly operators of mobile and fixed networks worldwide. We manage networks, or parts of networks, for 900 million subscribers.

TECHNICAL MILESTONES

•	1878 Telegraph to telephone

•	1923 Manual switching to automatic switching

•	1981 Fixed communications to mobile communications

•	1998 Integration of voice and data in mobile networks

•	2001 Launch of WCDMA/3G networks in Western Europe

•	2006 Launch of HSPA mobile broadband networks globally

•	2009 Mobile broadband traffic gains momentum and first LTE network launched

•	2011 Our multi-standard radio base station RBS 6000 accounts for 95% of radio base station deliveries.

EXCHANGE RATES

The following tables provide information with respect to the exchange rate for SEK per USD 1.00, based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate of March 30, 2012, was SEK 6.6191 per USD 1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Average exchange rates

Year ended December 31	Average
2007	6.7232
2008	6.6424
2009	7.6232
2010	7.1895
2011	6.4263

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Exchange rates, monthly high and low

Month	High	Low
September 2011	6.9087	6.3742
October 2011	6.9050	6.3575
November 2011	7.0013	6.5507
December 2011	7.0054	6.7128
January 2012	7.0137	6.735
February 2012	6.7389	6.5561

Effects of exchange rate fluctuations on our business is described in the Notes to the Consolidated Financial Statements—Note C20, “Financial Risk Management and Financial Instruments.”

PRIMARY MANUFACTURING AND ASSEMBLY FACILITIES

We continuously adjust our production capacity to meet expected customer demand. At year-end 2011, our overall capacity utilization was close to 100%. The table “Primary manufacturing and assembly facilities” summarizes where we have major sites and the total floor space at year-end. In Sweden, the majority of the floor space within our production facilities is used for node assembly and verification.

Primary manufacturing and assembly facilities

	2011		2010		2009
	Sites	Thousands of sq meters	Sites	Thousands of sq meters	Sites	Thousands of sq meters
Sweden	7	429.3	6	204.4	8	224.7
China	5	91.1	4	61.1	4	46.4
Estonia	1	23.7	1	20.6	1	26.6
Italy	2	33.7	2	20.1	2	20.1
Brazil	1	20.1	1	23.3	1	23.3
India	1	80.7	1	15.6	1	13.6

Total	17	678.6	15	345.1	17	354.7

OPERATING RESULTS

Years ended December 31, 2010 and 2011

Please refer to Board of Directors’ Report.

Years ended December 31, 2009 and 2010

Net sales

Consolidated

Consolidated net sales decreased by SEK 2%, to SEK 203.3 billion in 2010 from SEK 206.5 billion in 2009.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Sales were also negatively impacted by the strong SEK. Sales for comparable units, adjusted for currency exchange rate effects and hedging, decreased –7%. The demand varied considerably between markets.

As of January 1, 2010, Ericsson reports the following segments: Networks, Global Services, Multimedia, Sony Ericsson and ST-Ericsson. The only change compared to previous years is that Network Rollout is now included in Global Services instead of in Networks. All other segments are unchanged.

Networks

Net sales in segment Networks decreased by 1% to SEK 112.7 billion in 2010 from SEK 114.0 billion in 2009. Sales were positively impacted by the acquisition of Nortel businesses. There was a negative impact from the industry-wide component shortage during the year.

In November 2009, Nortel’s CDMA and LTE business were consolidated in Networks. Nortel’s GSM business was consolidated on March 31, 2010. On June 30, 2010, the former LG-Nortel business, now named LG-Ericsson, was consolidated in Networks.

Mobile broadband sales increased during the year, especially driven by demand in North America and Japan. The increased demand related to radio, backhaul and packet core. Voice-related sales, i.e. 2G radio and core, was slow in the year and could not be compensated for by the increase in mobile broadband. The operating margin was 15% (14%).

Global Services

Global Services sales increased by 1% to SEK 80.1 (79.2) billion. Operating margin was 11% (11%). Global Services includes Professional Services and Network Rollout. Professional Services consists of managed services, consulting and systems integration, customer support and education. Professional Services increased 4% to SEK 58.5 (56.1) billion and in local currencies 9%, in line with previous years’ growth pace. Managed Services increased 21% to SEK 21.1 (17.4) billion. The increase was primarily driven by the contract with the US-based operator Sprint, which started in September 2009. The contract value was USD 5.5 billion for seven years at the time of the announcement. Network Rollout decreased –7% to SEK 21.6 (23.1) billion. Network Rollout includes turnkey projects with a large part of third party sourcing, making it a lower-margin business.

Multimedia

Multimedia sales declined –21% to SEK 10.5 (13.3) billion. Operating margin was –4% (8%). The segment showed a strong recovery in the last quarter, mainly as a result of increased operator investments in revenue management as well as continued good development for TV solutions.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

The following regions increased their sales in 2010: North America by 107% and Northern Europe & Central Asia by 2% (and Other by 4%). China & North East Asia was flat. The following regions decreased their sales: Latin America by –11%, Western & Central Europe by –12%, Mediterranean by –10%, Middle East by –17%, Sub-Saharan Africa by –40%, India by –43% and South East Asia & Oceania by –29%.

Financial results of operations

Gross margin improved to 36.5% compared to 34.0% in 2009, due to business mix with a higher proportion of network upgrades and expansions. Cost of sales was also reduced as a result of efficiency work.

Operating expenses were slightly reduced to SEK –58.6 billion in 2010 compared to SEK –60.0 billion in 2009. Operating expenses measured as a percentage of net sales was 28.8% in 2010 compared with 29.0% in 2009.

Operating income increased significantly to SEK 16.5 (5.9) billion due to improved earnings in Sony Ericsson. The operating margin was 8.1% (2.9%). There was a negative contribution from joint ventures of SEK –1.2 billion, compared to SEK –7.4 billion in 2009.

Earnings per share (EPS) diluted was SEK 3.46 (1.14). The increase was a result of improved net income. The AGM resolved on a dividend of SEK 2.25 (2.00) per share for 2010.

Financial position

Net cash increased to SEK 51.3 (36.1) billion, mainly due to a strong operating cash flow. Ericsson’s strategy is to maintain a strong balance sheet including a sufficiently large cash position to ensure the financial flexibility to operate freely and to capture business opportunities. During 2010, Ericsson made five acquisitions and strengthened its market position in the US and Korea and added competence in consulting and systems integration.

Equity increased by SEK 5.8 billion to SEK 146.8 (141.0) billion. Net income was SEK 11.2 (4.1) billion and a dividend of SEK 6.7 (6.3) billion was paid during the year. The equity ratio was maintained at a healthy level of 52% (52%).

Return on equity increased to 7.8% (2.6%), primarily due to improved earnings in JV Sony Ericsson and less restructuring charges. Return on capital employed (ROCE) improved to 9.6% (4.3%).

Cash flow

At the end of 2010, gross cash had increased by SEK 10.4 billion to SEK 87.2 (76.7) billion. The increase was mainly attributed to a strong cash flow from operating activities of SEK 26.6 (24.5) billion, offsetting investing activities of SEK 12.5 (37.5) billion and a dividend to shareholders of SEK 6.7 (6.3) billion. Net cash increased to SEK 51.3 (36.1) billion.

Cash outlays for recurring investing activities increased slightly to SEK –5.2 (–4.9) billion. Acquisitions and divestments during 2010 were net SEK –2.8 (–18.1) billion. Cash outflow for short-term investments for cash management purposes and other investing activities was net SEK –4.5 (–14.5) billion, largely attributable to SEK –3.0 (–17.1) billion of short-term investments.

In 2010, the cash used in financing activities was SEK –5.7 (–1.7) billion. Dividends paid of SEK –6.7 billion were partly offset by increased borrowings of SEK 1.1 billion and other financing activities of SEK –0.1 billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Restructuring in 2009 and 2010

The restructuring charges in 2010 were SEK 6.8 billion compared to SEK 11.3 billion in 2009. Cash outlays was SEK 3.3 (4.2) billion. Charges of SEK 4.2 billion were taken in 2010 related to a cost reduction program initiated in 2009 and completed in 2010. In the second half of 2010, an additional SEK 2.6 billion in charges were taken. These charges primarily relate to efficiency activities in service delivery, product development and administration. At the end of 2010, cash outlays of SEK 3.2 billion remained to be made.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

We are required to publish notices to attend annual general meetings no earlier than six weeks and no later than four weeks prior to the general meeting and the same notice period requirements apply regarding extraordinary general meetings concerning changes in our articles of association. Notices to attend other types of extraordinary general meetings at Ericsson must be published no earlier than six weeks and no later than three weeks prior to the general meeting.

Directors are elected during the annual general meeting for a period of one year at a time and do not stand for reelection at staggered intervals.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Purchase of Own Shares

A Swedish public limited liability company whose shares are traded on a regulated market place within the European Economic Area (“EEA”) or a market place comparable to a regulated market place outside the EEA is entitled to purchase its own shares under certain conditions. A purchase by us of our own shares may take place only if (a) the purchase has been decided upon by a general meeting of shareholders or the Board has been authorized by a general meeting of shareholders, in both cases by a two thirds majority of votes cast at the meeting as well as two-thirds of the shares represented at the meeting, (b) the purchase is effected on a regulated market place within the EEA or a market place comparable to a regulated market place outside the EEA (in the latter case with the approval of the Swedish Financial Supervisory Authority the “SFSA”) or pursuant to an offer to all shareholders or holders of a specific class of shares, (c) the Company’s restricted equity will still be fully covered and the purchase is justifiable taken into account the type of business activities of the Company and the group, their scope and risks related thereto and the Company’s and the group’s need for financial resources, its liquidity and financial position, and (d) we and our subsidiaries do not hold or, as a result of purchase, will not hold in excess of 10% of all our outstanding shares. As of December 31, 2011, the Company held an aggregate of 62,846,503 treasury stock of Class B shares.

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

In addition, the Act on Reporting Obligations Regarding Certain Holdings of Financial Instruments requires, among other things, certain individuals who own shares representing 10% or more of the share capital or the voting rights in a Swedish public limited liability company whose shares are traded on a regulated market within the EEA to report such ownership to the SFSA, which keeps a public register based on the information contained in such reports, and also to report any changes in such ownership within five business days.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

Certain Swedish Tax Considerations

This section describes the material Swedish income and net wealth tax consequences for a holder of ADSs or Class B shares who is not considered to be a Swedish resident for Swedish tax purposes. This section applies to you only if you are a holder of portfolio investments representing less than 10% of capital and votes and is not applicable if the ADSs or Class B shares pertain to a permanent establishment or fixed place of business in Sweden.

Taxation on capital gains

Generally, non-residents of Sweden are not liable for Swedish capital gains taxation with respect to the sale of ADSs or Class B shares. However, under Swedish tax law, capital gains from the sale of shares in Swedish companies and certain other securities by an individual may be taxed in Sweden at a rate of 30% if the seller has been a resident of Sweden or has lived permanently in Sweden at any time during the year of the sale or the 10 calendar years preceding the year of the sale (absent treaty provisions to the contrary). The provision is applicable on ADSs or Class B shares. From 1 January 2008 the rule has been extended so that it also applies to shares in foreign companies, provided that the shares were acquired during the time that the person was liable to tax in Sweden.

This provision may, however, be limited by tax treaties that Sweden has concluded with other countries. Under the tax treaty between Sweden and the United States (the “U.S. Tax Treaty”), this provision applies for ten years from the date the individual became a non-resident of Sweden.

Taxation on dividends

A Swedish dividend withholding tax at a rate of 30% is imposed on dividends paid by a Swedish corporation, such as us, to non-residents of Sweden. The same withholding tax applies to certain other payments made by a Swedish corporation, including payments as a result of redemption of shares and repurchase of stock through an offer directed to its shareholders. Exemption from the withholding tax or a lower tax rate may apply by virtue of a tax treaty. Under the U.S. Tax Treaty, the withholding tax on dividends paid on portfolio investments to eligible U.S. holders is reduced to 15%.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

In those cases where Swedish withholding tax is withheld at the rate of 30% and the person who received the dividends is entitled to a reduced rate of withholding tax under a tax treaty, a refund may be claimed from the Swedish tax authorities before the end of the fifth calendar year following the year that the distribution was made.

Taxation on interest

No Swedish withholding tax is payable on interest paid to non-residents of Sweden.

Net wealth taxation

The Swedish net wealth tax has been abolished from 1 January 2007.

Certain United States Federal Income Tax Consequences

The following discussion is a summary of the material United States federal income tax consequences relevant to the ownership and disposition of ADSs or Class B shares. This discussion is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion is not a full discussion of all tax considerations that may be relevant to the ownership and disposition of ADSs or Class B shares. The discussion applies only if you will hold the ADSs and/or the Class B shares as capital assets and you use the USD as your functional currency. It does not deal with the tax treatment of investors subject to special rules, such as grantor trusts, real estate investment trusts, regulated investment companies, banks, brokers or dealers in securities, traders in securities or currencies that elect to use a mark-to-market method of recording for their securities holdings, financial institutions, insurance companies, tax-exempt entities, investors liable for alternative minimum tax, holders (either actually or constructively) of 10% or more of our Class B shares, persons holding ADSs and/or Class B shares as part of a hedging, straddle, conversion or constructive sale transaction and persons who are resident or ordinarily resident in Sweden. In addition, investors holding ADSs and/or Class B shares indirectly through partnerships are subject to special rules not discussed below. You should consult your own tax advisors about the United States federal, state, local and foreign tax consequences to you of the ownership and disposition of the ADSs or Class B shares.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

If you are a non-corporate holder of ADSs or Class B shares, dividends you receive on the ADSs or Class B shares for taxable years beginning before January 1, 2013, may be taxed at the lower applicable capital gains rate provided that (1) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (2) certain holding period requirements are met, (3) you are not under any obligation to make related payments with respect to substantially similar or related property and (4) either (a) in the case of ADSs our ADSs continue to be listed on the Nasdaq Stock Market (or a national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended) or (b) we are eligible for the benefits of the U.S. Tax Treaty. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or Class B shares.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

You will have a tax basis in any foreign currency received equal to the USD amount realized. Any gain or loss you realize on a subsequent conversion of foreign currency will be U.S. source ordinary income or loss.

Passive foreign investment company status

A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2011. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the value of our assets, as determined from time to time. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relevant provisions of the Code. You should consult your own tax advisors about the consequences of our potential classification as a PFIC.

If we were a PFIC, for any taxable year in which you held ADSs or Class B shares, you would be subject to special rules with respect to:

•	any gain realized on the sale or other disposition of ADSs or Class B shares; and

•

any “excess distribution” made to you (generally, any distributions to you in respect of ADSs or Class B shares during a single taxable year that are, in the aggregate, greater than 125% of the average annual distributions received by you in respect of ADSs or Class B shares during the three preceding taxable years or, if shorter, your holding period for ADSs or Class B shares).

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

If you own ADSs or Class B shares during any year in which we are a PFIC, you may be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ADSs or Class B shares and any gain realized on the disposition of your ADSs or Class B shares.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Information reporting and backup withholding

In general, information reporting requirements may apply to dividends paid in respect of ADSs or Class B shares and the proceeds received on the sale or exchange of the ADSs or Class B shares within the United States or by a broker with certain United States connections. Backup withholding, currently at a rate of 28%, may apply to payments to you of dividends paid in respect of ADSs or Class B shares or the proceeds of a sale or other disposition of ADSs or Class B shares if you fail to provide an accurate taxpayer identification number (certified on IRS Form W–9) or, upon request, to certify that you are not subject to backup withholding, or otherwise to comply with the applicable requirements of backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and a refund of any excess amount withheld under the backup withholding rules may be obtained by filing the appropriate claim for refund with the IRS and furnishing any required information.

Additional reporting requirements

Certain holders who are individuals may be required to report information relating to an interest in ADSs or Class B shares, subject to certain exceptions (including an exception for ADSs or Class B shares held in accounts maintained by certain financial institutions). Holders should consult their tax advisors regarding the effects, if any, of these requirements on their ownership and deposition of ADSs or Class B shares.

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

Except as otherwise provided in the Deposit Agreement, any and all other expenses of the Depositary, including, without limitation, expenses or charges for printing, stationery, postage, insurances, cables, etc, are to be borne by the Depositary, or by the Company in accordance with agreements entered into from time to time with the Company.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee reviews and approves the scope of audits to be performed (external and internal) and analyzes the results and costs of the audits. The Committee makes recommendations to the Board of Directors regarding the auditor’s performance. It also makes recommendations to the Nomination Committee regarding the external auditor’s fees. In order to ensure the auditor’s independence, the Audit Committee has established pre-approval policies and procedures for non-audit related services to be performed by the external auditor. Pre-approval authority may not be delegated to management. The policies and procedures include a list of prohibited services and services that require pre-approval by the Committee. Such services fall into two broad categories:

•

General pre-approval—certain services regarding taxes, transactions, risk management, business improvement, corporate finance, attestation and accounting and so called general services. These services have received general pre-approval by the Audit Committee, provided that the estimated fee for each project does not exceed SEK 1 million. The external auditor must advise the Audit Committee of services rendered under the general pre-approval policy.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

INVESTMENTS

The following listing shows certain shareholdings owned directly and indirectly by the Parent Company as of December 31, 2011. A complete listing of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Companies Registration Office (Bolagsverket), may be obtained upon request to: Telefonaktiebolaget LM Ericsson, External Reporting, SE-164 83 Stockholm, Sweden.

Shares owned directly by the parent company

Type	Company	Reg. No.	Domicile	Percentage of ownership		Par value in local currency, million	Carrying value, SEK million
Subsidiary companies
I	Ericsson AB	556056-6258	Sweden	100		50	20,731
I	Ericsson Shared Services AB	556251-3266	Sweden	100		361	2,216
I	Netwise AB	556404-4286	Sweden	100		2	306
II	AB Aulis	556030-9899	Sweden	100		14	6
III	Ericsson Credit AB	556326-0552	Sweden	100		5	5
	Other (Sweden)			—		—	2,160
I	Ericsson Austria GmbH		Austria	100		4	65
I	Ericsson Danmark A/S		Denmark	100		90	216
I	Oy LM Ericsson Ab		Finland	100		13	196
II	Ericsson Participations France SAS		France	100		26	524
I	Ericsson Germany GmbH		Germany	100		—	4,232
I	Ericsson Hungary Ltd.		Hungary	100		1,301	120
II	LM Ericsson Holdings Ltd.		Ireland	100		2	15
I	Ericsson Telecomunicazioni S.p.A.		Italy	100		44	5,857
II	Ericsson Holding International B.V.		The Netherlands	100		222	3,200
I	Ericsson A/S		Norway	100		75	114
II	Ericsson Television AS		Norway	100		161	1,788
I	Ericsson Corporatia AO		Russia	100		5	5
I	Ericsson AG		Switzerland	100		—	—
II	Ericsson Holding Ltd.		United Kingdom	100		328	4,094
	Other (Europe, excluding Sweden)			—		—	272
II	Ericsson Holding II Inc.		United States	100		—	29,006
I	Cía Ericsson S.A.C.I.		Argentina	95	1)	41	178
I	Ericsson Canada Inc.		Canada	100		—	51
I	Ericsson Telecom S.A. de C.V.		Mexico	100		n/a	1,050
	Other (United States, Latin America)			—		—	66
II	Teleric Pty Ltd.		Australia	100		20	100
I	Ericsson Ltd.		China	100		2	2
I	Ericsson (China) Company Ltd.		China	100		65	475
I	Ericsson India Private Ltd.		India	100		725	147
I	Ericsson India Global Services PVT. Ltd		India	100		389	65
I	LG-Ericsson Ltd.		Korea	50		100	1,944
I	Ericsson (Malaysia) Sdn. Bhd.		Malaysia	70		2	4
I	Ericsson Telecommunications Pte. Ltd.		Singapore	100		2	1
I	Ericsson South Africa PTY. Ltd		South Africa	100		—	108
I	Ericsson Taiwan Ltd.		Taiwan	80		240	20
I	Ericsson (Thailand) Ltd.		Thailand	49	2)	90	17
	Other countries (the rest of the world)			—		—	155

	Total					—	79,511

Joint ventures and associated companies
I	Sony Ericsson Mobile Communications AB	556615-6658	Sweden	50		50	4,136
II	ST-Ericsson SA		Switzerland	50		137	8,325
III	ST-Ericsson AT SA		Switzerland	51		—	275
I	Ericsson Nikola Tesla d.d.		Croatia	49		65	330

	Total					—	13,066

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Key to type of company

I	Manufacturing, distribution and development companies
II	Holding companies
III	Finance companies
1)	Through subsidiary holdings, total holdings amount to 100% of Cia Ericsson S.A.C.I.
2)	Through subsidiary holdings, total holdings amount to 100% of Ericsson (Thailand) Ltd.

Shares owned by subsidiary companies

Type	Company	Reg. No.	Domicile	Percentage of ownership
Subsidiary companies
II	Ericsson Cables Holding AB	556044-9489	Sweden	100
I	Ericsson France SAS		France	100
I	Ericsson Telekommunikation GmbH & Co. KG 1)		Germany	100
I	LM Ericsson Ltd.		Ireland	100
II	Ericsson Nederland B.V.		The Netherlands	100
I	Ericsson Telecommunicatie B.V.		The Netherlands	100
I	Ericsson España S.A.		Spain	100
I	Ericsson Telekomunikasyon A.S.		Turkey	100
I	Ericsson Ltd.		United Kingdom	100
I	Ericsson Inc.		United States	100
I	Ericsson IP Infrastructure Inc.		United States	100
I	Drutt Corporation Inc.		United States	100
I	Optimi Corporation		United States	100
I	Redback Networks Inc.		United States	100
I	Ericsson Telecommunicações S.A.		Brazil	100
I	Ericsson Australia Pty. Ltd.		Australia	100
I	Ericsson (China) Communications Co. Ltd.		China	100
I	Nanjing Ericsson Panda Communication Co. Ltd.		China	51
I	Ericsson Japan K.K.		Japan	100
I	Ericsson Communication Solutions Pte Ltd.		Singapore	100

Key to type of company

I	Manufacturing, distribution and development companies
II	Holding companies
1)	Disclosures Pursuant to Section 264b of the German Commercial Code (Handelsgesetzbuch—HGB) Applying Section 264b HGB, LHS Holding GmbH & Co. KG, LHS Communication GmbH & Co. KG and LHS Telekommunikation GmbH & Co. KG, all located in Frankfurt am Main/Germany, are exempted from the obligation to prepare, have audited and disclose financial statements and a management report in accordance with the legal requirements being applicable for German corporations.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

RECONCILIATIONS TO IFRS

Ericsson—expenses

	IFRS			Restructuring Charges			Non-IFRS
SEK billion	2011	2010	2009	2011	2010	2009	2011	2010	2009
Selling and administrative expenses	26.7	27.1	26.9	1.4	1.8	1.0	25.3	25.3	25.9
R&D expenses	32.6	31.6	33.1	0.6	1.7	6.0	32.1	29.9	27.0
Net sales	226.9	203.3	206.5				226.9	203.3	206.5

R&D expenses as a percent of net sales	14.4%	15.5%	16.0%				14.1%	14.7%	13.1%

Ericsson ebita margin (including restructuring)

SEK billion	2011	2010	2009	2008	2007
Net income	12.6	11.2	4.1	11.7	22.1
Interest	–0.2	0.7	–0.3	–1.0	-0.1
Tax	5.6	4.5	2.1	5.6	8.6
Amortization and write-downs of acquired intangibles	4.5	5.9	7.8	3.3	3.1
EBITA	22.4	22.4	13.8	19.6	33.8

Net sales	226.9	203.3	206.5	208.9	187.8
EBITA margin (%)	9.9%	11.0%	6.7%	9.4%	18.0%

Adjusted operating cash flows

SEK billion	2011	2010	2009
Operating cash flow	10.0	26.6	24.5
Restructuring cash outlays	3.2	3.3	4.2

Adjusted operating cash flows	13.2	29.8	28.7

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Segment net sales, operating income and operating margin

SEK billion	2011	2010	2009
Net sales
Networks	132.4	112.7	114.1
Global Services	83.9	80.1	79.1
Multimedia	10.6	10.5	13.3

Operating income
Networks	17.3	12.5	7.6
Global Services	5.5	6.5	6.3
Multimedia	–0.5	–0.6	0.7

Operating margin
Networks	13%	11%	7%
Global Services	7%	8%	8%
Multimedia	–5%	–6%	5%

Restructuring charges
Networks	1.6	3.9	8.4
Global Services	1.4	2.7	2.4
Multimedia	0.1	0.2	0.4

Operating income excl. restructuring charges
Networks	18.9	16.4	16.0
Global Services	6.9	9.2	8.7
Multimedia	–0.4	–0.4	1.0

Operating margin excl. restructuring charges
Networks	14%	15%	14%
Global Services	8%	11%	11%
Multimedia	–3%	–4%	8%

Capital employed

	2011	2010	2009	2008	2007
Total assets	280,349	281,815	269,809	285,684	245,117
Non-interest-bearing provisions and liabilities
Provisions, non-current	–280	–353	–461	–311	–368
Deferred tax liabilities	–2,250	–2,571	–2,270	–2,738	–2,799
Other non-current liabilities	–2,248	–3,296	–2,035	–1,622	–1,714
Provisions, current	–5,985	–9,391	–11,970	–14,039	–9,358
Trade payables	–25,309	–24,959	–18,864	–23,504	–17,427
Other current liabilities	–57,970	–58,605	–52,529	–61,032	–44,995

Capital employed	186,307	182,640	181,680	182,439	168,456

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Return on capital employed

	2011	2010	2009	2008	2007
Operating income	17,900	16,455	5,918	16,252	30,646
Financial income	2,882	1,047	1,874	3,458	1,778
Average capital employed1)
Capital employed at January 1	182,640	181,680	182,439	168,456	142,447
Capital employed at December 31	186,307	182,640	181,680	182,439	168,456
Average capital employed	184,474	182,160	182,060	175,448	155,452

Return on capital employed2)	11.3%	9.6%	4.3%	11.3%	20.9%

1)	Average capital employed is the average of the amounts of capital employed at January 1 and December 31.
2)	Return on capital employed is the total of operating income and financial income as a percentage of average capital employed.

Gross cash and net cash

	2011	2010	2009	2008	2007
Cash + Cash equivalents	38,676	30,864	22,798	37,813	28,310
Short term investments	41,866	56,286	53,926	37,192	29,406
Gross cash	80,542	87,150	76,724	75,005	57,716
Post-employment benefits	–10,016	–5,092	–8,533	–9,873	–6,188
Interest-bearing liabilities
Borrowings non-current	–23,256	–26,955	–29,996	–24,939	–21,320
Borrowings current	–7,765	–3,808	–2,124	–5,542	–5,896

Net cash	39,505	51,295	36,071	34,651	24,312

Return on equity
	2011	2010	2009	2008	2007
Net income attributable to stockholders	12,194	11,146	3,672	11,273	21,836
Average stockholder equity1)
Stockholder equity at January 1	145,106	139,870	140,823	134,112	120,113
Stockholder at December 31	143,105	145,106	139,870	140,823	134,112
Average stockholder equity	144,106	142,488	140,347	137,468	127,113

Return on equity2)	8.5%	7.8%	2.6%	8.2%	17.2%

1)	Average stockholder equity is based on the amounts at January 1 and December 31.
2)	Return on equity is net income attributable to shareholders as a percentage of average stockholder equity.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Working capital

	2011	2010	2009	2008	2007
Current assets	198,816	198,443	182,442	198,525	158,107
Current non-interest-bearing provisions and liabilities
Provisions, current	–5,985	–9,391	–11,970	–14,039	–9,358
Trade payables	–25,309	–24,959	–18,864	–23,504	–17,427
Other current liabilities	–57,970	–58,605	–52,529	–61,032	–44,995

Working capital1)	109,552	105,488	99,079	99,951	86,327

1)	Working capital is Current assets less current non-interest-bearing provisions and liabilities

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

GLOSSARY

2G

The first digital generation of mobile systems. Includes GSM, TDMA, PDC and cdmaOne.

3G

3rd generation mobile system. includes WCDMA/HSPA, CDMA2000 and TD-SCDMA.

4G

See LTE.

ALL-IP

A single, common IP infrastructure that can handle all network services, including fixed and mobile communications, for voice and data services as well as video services such as TV.

ATM

(Asynchronous Transfer Mode) A communication standard for transmission and management of high-speed packet-switched networks.

BACKHAUL

Transmission between radio base stations and the core network.

CAGR

Compound Annual Growth Rate.

CAPEX

Capital expenditure.

CDMA

(Code Division Multiple Access) A radio technology on which the cdmaOne (2G) and CDMA2000 (3G) mobile communication standards are both based.

CLOUD

When data and applications reside in the network.

EDGE

A mobile standard, developed as an enhancement of GSM. Enables the transmission of data at speeds up to 250 kbps. (Evolved EDGE up to 1 Mbps)

FTTH

(Fiber-to-the-Home) Refers to fiber optic broadband connections to individual homes.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

GDP

(Gross Domestic Product) The total annual cost of all finished goods and services produced within a country.

GPON

(Gigabit Passive Optical Network) Used for fiber-optic communication to the home (FTTH).

GPRS

(General Packet Radio Service) A packet-switched technology (2.5G) that enables GSM networks to handle mobile data communications at rates up to 115 kbps.

HIGH-TRAFFIC SMARTPHONES

High-traffic smartphones are defined as the subset of open-OS phones (e.g. iPhone, Android & Windows) that typically generate high traffic, 5–10 times that of low-traffic devices.

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

M2M

Machine-to-Machine.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

MANAGED SERVICES

Management of operator networks and/or hosting of their services.

MOBILE BROADBAND

A wireless access technology. It enables high-speed internet access services, such as video streaming.

OPEX

Operating expenses.

PENETRATION

The number of subscriptions divided by the population in a geographical area.

PETABYTE

Million gigabytes.

RAN

Radio Access Network.

SOFTSWITCH

A software-based system for handling call management functionality. Integrates IP-telephony and the legacy circuit-switched part of the network.

TDM

(Time Division Multiplexing) Legacy technology for circuit switching.

WCDMA

(Wideband Code Division Multiple Access) A 3G mobile communication standard. WCDMA builds on the same core network infrastructure as GSM.

XDSL

Digital Subscriber Line technologies for broadband multimedia communications in fixed-line networks. Examples: IP-DSL, ADSL and VDSL.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

FINANCIAL TERMINOLOGY

Capital employed1)

Total assets less non-interest-bearing provisions and liabilities (which includes: Provisions, non-current; Deferred tax liabilities; Other non-current liabilities; Provisions, current; Trade payables; Other current liabilities.)

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

If the amount of trade receivables is larger than last quarter’s sales, the excess amount is divided by net sales in the previous quarter and multiplied by 90 days, and total DSO are the 90 days of the most current quarter plus the additional days from the previous quarter.

Earnings per share (EPS)

Basic earnings per share: profit or loss attributable to stockholders of the Parent Company divided by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share: the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential ordinary shares.

EBITA margin1)

Earnings Before Interest, Taxes, Amortization and write-downs of acquired intangibles (Intellectual property rights, trademarks and other intangible assets, see Note C10) as a percentage of net sales.

Equity ratio

Equity, expressed as a percentage of total assets.

Gross Cash1)

Cash and cash equivalents plus short-term investments.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Inventory turnover days (ITO-days)

365 divided by inventory turnover, calculated as total adjusted cost of sales divided by the average inventories for the year (net of advances from customers).

Net cash1)

Cash and cash equivalents plus short-term investments less interest-bearing liabilities (which include: Borrowings non-current and Borrowings current) and post-employment benefits.

Payable days

The average balance of trade payables at the beginning and at the end of the year divided by cost of sales for the year, and multiplied by 365 days.

Payment readiness

Cash and cash equivalents and short-term investments less short-term borrowings plus long-term unused credit commitments. Payment readiness is also shown as a percentage of net sales.

Return on capital employed1)

The total of Operating income plus Financial income as a percentage of average capital employed (based on the amounts at January 1 and December 31).

Return on equity1)

Net income attributable to stockholders of the Parent Company as a percentage of average Parent Stockholders’ equity (based on the amounts at January 1 and December 31).

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

Working capital1)

Current assets less current non-interest-bearing provisions and liabilities (which include: Provisions, current; Trade payables; Other current liabilities).

1)	These financial measures as defined by us may constitute non-IFRS measures. For a reconciliation to the most directly comparable IFRS measures, see pages 242–245.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

EXCHANGE RATES

EXCHANGE RATES USED IN THE CONSOLIDATION

	January–December
	2011	2010
SEK/EUR
Average rate	9.02	9.56
Closing rate	8.92	9.02
SEK/USD
Average rate	6.48	7.20
Closing rate	6.90	6.80

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

SHAREHOLDER INFORMATION

Contact for printed publications

A printed copy of the Annual Report is provided on request.

•	Strömberg Distribution

SE–120 88 Stockholm, Sweden

Phone: +46 8 449 89 57

Email: ericsson@strd.se

•	In the United States,

Ericsson’s Transfer Agent Citibank:

Citibank Shareholder Services

Registered holders: +1 877 881 59 69

(toll free within the U.S.)

Interested investors: +1 781 575 45 55

(toll free within the U.S.)

Email: citibank@shareholders-online.com

www.citi.com/dr

Ordering a hard copy of the Annual Report: +1 888 301 2504

(toll free within the U.S.)

https://secure.wilink.com/asp/NA012918/ hqgold/NA012918_search_ENG.

asp?target=NA012918

Where you can find out more:

It is our ambition to provide our shareholder with up to date information about Ericsson and its development. Information is available on Ericsson’s website: www.ericsson.com

On the website, the Annual Report is available as an online version and as a pdf document. Previous annual and interim reports and other relevant shareholder information can be found at: www.ericsson.com/investors

By publishing the Annual Report on the web, we will not only reduce the cost for print and distribution, but also the impact on the environment.

The Annual Report on Form 20-F (filed with the Securities and Exchange Commission, SEC) is also available on: www.ericsson.com/investors

Telefonaktiebolaget LM Ericsson’s shareholders are invited to participate in the Annual General Meeting to be held on Thursday, May 3, 2012, at 3 p.m. at Kistamässan, Arne Beurlings Torg 5, Kista, Stockholm, Sweden.

REGISTRATION AND NOTICE OF ATTENDANCE

Shareholders who wish to attend the Annual General Meeting must:

•	Be recorded in the share register kept by Euroclear Sweden AB (the Swedish Securities Registry) on Thursday, April 26, 2012, and

•

Give notice of attendance to the Company at the latest on Thursday, April 26, 2012. Notice of attendance can be given on Ericsson’s website: www.ericsson.com/investors; by telephone: +46 8 402 90 54 on weekdays between 10 a.m. and 4 p.m.; or by fax: +46 8 402 9256.

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

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

SHARES REGISTERED IN THE NAME OF A NOMINEE

In addition to giving notice of attendance, shareholders who have their shares registered in the name of a nominee must request the nominee to temporarily enter the shareholder into the share register in order to be entitled to attend the meeting. In order for such registration to be effective on Thursday, April 26, 2012, shareholders should contact their nominee well before that day.

PROXY

Shareholders represented by proxy shall submit to the Company a power of attorney for the representative. A power of attorney issued by a legal entity must be accompanied by a copy of the entity’s certificate of registration (should no such certificate exist, a corresponding document of authority must be submitted). Such documents must be no more than one year old unless the power of attorney explicitly provides that it is valid for a longer period, up to a maximum of five years. In order to facilitate the registration at the Annual General Meeting, the power of attorney in original, certificates of registration and other documents of authority should be sent to the Company in advance. All documents should be sent to the Company at the address above for receipt by Wednesday, May 2, 2012. Forms of power of attorney in Swedish and English are available on Ericsson’s website: www.ericsson.com/investors.

DIVIDEND

The Board of Directors has decided to propose the Annual General Meeting to resolve on a dividend of SEK 2.50 per share for the year 2011 and that Tuesday, May 8, 2012 will be the record day for dividend.

Financial information from Ericsson

Interim reports 2012:	•	April 25, 2012 (Q1)	•	July 18, 2012 (Q2)
	•	October 26, 2012 (Q3)	•	January 25, 2013 (Q4)

Annual Report 2012: March, 2013

2011 Form 20-F for the US market: March-April, 2012

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

Ericsson headquarters at Torshamnsgatan 23 in Kista, Stockholm, Sweden.

Contact information

Headquarters

Torshamnsgatan 23 Kista,

Stockholm Sweden

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

UNCERTAINTIES IN THE FUTURE

Some of the information provided in this material is or may contain forward-looking information such as statements about expectations, assumptions about future market conditions, projections or other characterizations of future events. The words “believe”, “expect”, “anticipate”, “intend”, “may”, “plan”, the negative of such terms, and similar expressions are intended to identify these statements. Although we believe that the expectations reflected in these and other forward-looking statements are reasonable, we can give no assurance that these expectations will prove to be correct and actual results may differ materially. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law or stock exchange regulation. We advise you that Ericsson is subject to risks both specific to our industry and specific to our company that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, changing conditions in the telecommunications industry, political, economic and regulatory developments in our markets, our management’s ability to develop and execute a successful strategy, various financial risks such as interest rate changes and exchange rate changes, erosion of our market position, the structure and financial strength of our customer base, our credit ratings, product development risks, supply constraints, and our ability to recruit and retain quality staff.

Ericsson annual report 2011:

Project Management:

Ericsson Investor Relations

Design and production:

Harleys and Paues Media

All Group Management and Board of Directors photography:

Per Myrehed

Reprographics and Printing:

Imprima Visuell Kommunikation AB 2012

ERICSSON ANNUAL REPORT ON FORM 20-F 2011

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

April 4, 2012

By:	/s/ ROLAND HAGMAN
Roland Hagman

By:	/s/ NINA MACPHERSON
Nina Macpherson