Form 20-F
period 2012-12-31
ERICSSON LM TELEPHONE CO
filed 2013-04-08
CIK 717826

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2012

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

SE-164 83 Stockholm, Sweden

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares (each representing one B share)	The NASDAQ Stock Market LLC
B Shares *	The NASDAQ Stock Market LLC

*	Not for trading, but only in connection with the registration of the American Depositary Shares representing such B Shares pursuant to the requirements of the Securities and Exchange Commission

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

B shares (SEK 5.00 nominal value)	3,043,295,752
A shares (SEK 5.00 nominal value)	261,755,983
C shares (SEK 1.00 nominal value)	0

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

☒  Large accelerated filer             ☐  Accelerated filer             ☐  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP   ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

FORM 20-F 2012 CROSS REFERENCE TABLE

This document comprises the English version of our Swedish Annual Report for 2012 and our Annual Report on Form 20-F for the year ended December 31, 2012. Reference is made to the Form 20-F 2012 cross reference table on pages i to viii hereof and the Supplemental Information beginning on page 137, which contains certain other information required by Form 20-F. Only (i) the information in this document that is referenced in the Form 20-F 2012 cross reference table, (ii) the Supplemental Information, and (iii) the Exhibits required to be filed pursuant to the Form 20-F shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statement on Form F-3 filed on April 23, 2012 (File No. 333-180880) and any other documents filed by us pursuant to the Securities Act of 1933, as amended, which incorporates by reference the 2012 Form 20-F. Any information herein which is not referenced in the Form 20-F 2012 cross reference table or filed as an exhibit thereto shall not be deemed to be so incorporated by reference.

This annual report includes financial measures that were not calculated or presented in accordance with IFRS, and we refer to these measures as non-IFRS financial measures. Reconciliations of these non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 234 and pages 261-265 of this annual report.

The information included on the websites that appear in the Annual Report on Form 20-F is not incorporated by reference in the report.

The following cross reference table indicates where information required by Form 20-F may be found in this document.

Form 20-F Item Heading			Location in Document	Page Number
PART I
1	Identity of Directors, Senior management and advisers		N/A

2	Offer statistics and expected timetable		N/A

3	Key information
	A	Selected financial data	Five-year summary	29
			Reconciliations to IFRS	261-265
			Financial terminology	269-270
Supplemental information
			Exchange rates	232
	B	Capitalization and indebtedness	N/A	-
	C	Reason for the offer and use of proceeds	N/A	-
	D	Risk factors	Risk factors	164-176

4	Info on the Company
	A	History and development of the Company	Our Business
			This is Ericsson—2012 in review	3-4
Board of Directors’ Report
			Business in 2012	32-34
			Cash flow—Capital expenditures	48
Notes to the Consolidated financial statements
			Note C26 Business combinations	143-146
			Note C33 Events after the reporting period	161-162

i

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Form 20-F Item Heading			Location in Document	Page Number
Supplemental information
			General facts on the Company	231
			Company history and development	232
	B	Business overview	Our business
			This is Ericsson	1-2
			Group overview	5-6
			Our competitive assets	13
			Strategy and customers	15-17
			Our portfolio	18-22
			Regional development	23-24
Board of Directors’ report
			Business in 2012	32-34
			Financial results of operations—Seasonality	39-40
			Business results—Regions	50
			Business results—Segments	50-57
			Material contracts	59
			Sourcing and supply	60
			Sustainability and corporate responsibility	60-64
Notes to the consolidated financial statements
			Note C3—Segment information	95-101
Risk factors
			Market, technology and business risks	164-172
			Regulatory, compliance and corporate governance risks	172-175
			Corporate governance regulation and compliance	180-181
	C	Organizational structure	Supplemental information
			General facts on the company	231
			Investments	260-261
	D	Property, plants and equipment	Our business
			Sustainability and corporate responsibility	27-28
Supplemental information
			Primary manufacturing and assembly facilities	233
Notes to the consolidated financial statements
			Note C11—Property, plant and equipment	109-110
			Note C27—Leasing	147-148
Board of Directors’ report
			Cash Flow—Capital expenditures	48
4A	Unresolved staff comments		—

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Form 20-F Item Heading			Location in Document	Page Number
5	Operating and financial review and prospects
	A	Operating results	Our business
			Group overview	5-6
			Our performance	25-26
			Regional development	23-24
			Five-year summary	29
Board of Directors’ report
			Business in 2012	32-34
			Financial results of operation	38-41
			Business results—Regions	50
			Business results—Segments	50-57
Board of Directors’ report
			Risk management	59
Notes to the consolidated financial statements
			Note C1—Significant accounting policies	75-91
			Note C20—Financial risk management and financial instruments—Foreign exchange risk	134-136
Risk Factors
			Market, technology and business risks	164-172
Supplemental information
			Operating results	233-248
	B	Liquidity and capital resources	Board of Directors’ report
			Financial results of operations—Seasonality	39-40
			Financial position	42-46
			Cash flow	47-49
			Risk Management	59
Notes to the consolidated financial statements
			Note C19—Interest-bearing liabilities	131-132
			Note C20—Financial risk management and financial instruments	133-140
			Note C25—Statement of cash flows	142-143
Supplemental information
			Operating results	234-248
	C	R&D, Patents and licenses, etc.	Five-year summary	29
Our business
			This is Ericsson	1-2
			Our competitive assets-technology leadership	13
Board of Directors’ report
			Fair return on R&D investment	33-34
			Business in 2012	32-34
			Financial results of operations—Operating expenses	40

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Form 20-F Item Heading			Location in Document	Page Number
Consolidated financial statements
			Consolidated income statement	70
	D	Trend information	Our business
			Market trends	10-12
			Strategy and customers	15-17
Board of Directors’ report
			Trends and drivers	31-32
			Business results—Regions	50
			Business results—Segments	50-57
	E	Off-balance sheet arrangements	Board of Directors’ report
			Financial position—Off-balance sheet arrangements	46
Notes to the consolidated financial statements
			Note C24—Contingent liabilities	141-142
			Note C32—Transfers of financial assets	161
	F	Tabular disclosure of contractual obligations	Notes to the consolidated financial statements
			Note C31—Contractual obligations	161

6	Directors, senior management and employees
	A	Directors and senior management	Corporate governance report 2012
			Members of the Board of Directors	196-201
			Members of the Executive Leadership Team	206-211
	B	Compensation	Board of Directors’ report
			Corporate governance— Remuneration	58
Corporate Governance Report 2012
			Remuneration to Board members	195
			Remuneration report	216-222
Notes to the consolidated financial statements
			Note C17—Post-employment benefits	121-129
			Note C28—Information regarding members of the Board of Directors, the Group management and employees	149-158
	C	Board practices	Notes to the consolidated financial statements
			Note C28—Information regarding members of the Board of Directors, the Group management and employees	149-158
Corporate governance report 2012
			Board of Directors	186-190
			Committees of the Board of Directors—Audit committee	191-193

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Form 20-F Item Heading			Location in Document	Page Number
			Committees of the Board of Directors—Remuneration committee	193-195
	D	Employees	Our business
			Our people	14
			Five-year summary	29
Notes to the Consolidated financial statements
			Note C28—Information Regarding Members of the Board of Directors, the Group Management and Employees	149-158
	E	Share ownership	Share Information
			Shareholders	228-230
Corporate governance report 2012
			Shareholders	182-183
			Members of the Board of Directors	196-201
			Members of the Executive Leadership Team	206-211
Remuneration report
			Total remuneration	219-222
Notes to the consolidated financial statements
			Note C28—Information regarding members of the Board of Directors, the Group management and employees	149-158

7	Major shareholders and related party transactions
	A	Major shareholders	Corporate governance report 2012
			Shareholders	182-183
Share information
			Shareholders	228-230
	B	Related party transactions	Notes to the consolidated financial statements
			Note C29—Related party transactions	158-160
	C	Interests of experts and counsel	N/A

8	Financial information
	A	Consolidated statements and other financial information	Board of Directors’ report
			Legal proceedings	64-65
			Consolidated financial statements	70-74
Please see also Item 17 cross references
			Report of independent registered public accounting firm	69
			Notes to the consolidated financial statements	75-162

v

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Form 20-F Item Heading			Location in Document	Page Number
Supplemental information
			Memorandum and articles of association—Dividends	249-250
	B	Significant changes	Board of Directors’ report
			Post-closing events	67-68
Notes to the consolidated financial Statements
			Note C33—Events after the reporting period	161-162

9	The offer and listing
	A	Offer and listing details	Share Information
			Offer and listing details	226-228
	B	Plan of distribution	N/A
	C	Markets	Share Information
			Stock exchange trading	223-224
	D	Selling shareholders	N/A
	E	Dilution	N/A
	F	Expenses of the issue	N/A

10	Additional information
	A	Share capital	N/A
	B	Articles of association	Supplemental information
			Memorandum and articles of association	248-252
	C	Material contracts	Board of Directors’ report
			Material contracts	59
Notes to the consolidated financial statements
			Note C31 Contractual obligations	161
	D	Exchange controls	Supplemental information
			Exchange controls	252
	E	Taxation	Supplemental information
			Taxation	252-257
	F	Dividends and paying agents	N/A
	G	Statement by experts	N/A
	H	Documents on display	Supplemental information
			General facts on the Company	232
	I	Subsidiary information	—

11	Quantitative and qualitative disclosures about market risk
	A	Quantitative information about market risk	Notes to the consolidated financial statements
			Note C20—Financial risk management and financial instruments	133-140
	B	Qualitative information about market risk	Board of Directors’ Report
			Risk management	59

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Form 20-F Item Heading			Location in Document	Page Number
Notes to the consolidated financial statements
			Note C20—Financial risk management and financial instruments	133-140
Corporate governance report 2012
			Risk management	203-206
	C	Interim periods	N/A
	D	Safe harbor	N/A
	E	Small business issuers	N/A

12	Description of securities other than equity securities
	A	Debt securities	N/A
	B	Warrants and rights	N/A
	C	Other securities	N/A
	D	American Depositary Shares	Supplemental information
			Depositary fees and charges	257

PART II

13	Defaults, Dividends, Arrearages and Delinquencies		N/A

14	Material modifications to the rights of security holders and use of proceeds		N/A

15	Controls and Procedures
	A	Disclosure controls and procedures	Corporate governance report 2012
			Disclosure controls and procedures	212-213
	B	Management’s annual report on internal control over financial reporting	Management’s report on internal control over financial reporting	163
	C	Attestation report of the registered public accounting firm	Report of Independent Registered Public Accounting Firm	69
	D	Changes in internal control over financial reporting	Management’s report on internal control over financial reporting	163

16	Reserved

	A	Audit Committee financial expert	Corporate governance report 2012
			Audit Committee—Members of the Audit committee	192
	B	Code of Ethics	Corporate governance report 2012
			Code of business ethics	180-181
Form 20-F 2012 cross reference table
			Part II—19—Exhibit 11	viii
Board of Directors’ report
			Corporate governance—High ethical standards	57
	C	Principal accountant fees and services	Supplemental information
			Audit committee pre-approval policies and procedures	258
Notes to the consolidated financial statements
			Note C30 Fees to auditors	160

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Form 20-F Item Heading			Location in Document	Page Number
	D	Exemptions from the listing standards for Audit Committees	Corporate governance report 2012
			Board of Directors—Independence	187
Supplemental information
			Corporate governance requirements	257-258
	E	Purchase of equity securities by the issuer and affiliated purchasers	N/A
	F	Change in registrant’s certifying accountant	N/A
	G	Corporate governance	Corporate governance report 2012
			Board of Directors—Independence	187
Supplemental information
			Corporate governance requirements	257-258

PART III

17	Financial statements
			Consolidated income statement and Statement of comprehensive income	70-71
			Consolidated balance sheet	72
			Consolidated statement of cash flows	73
			Consolidated statement of changes in equity	74
			Notes to the consolidated financial statements	75-162
			Report of independent registered public accounting firm	69

18	Financial statements		N/A

19	Exhibits
Exhibit 1

Articles of Association (incorporated herein by reference to Exhibit 1 to the Annual Report on Form 20-F for the year ended December 31, 2011 filed by the registrant on April 4, 2012 (File No. 000-12033))

		Exhibit 6	Please see Notes to the consolidated financial statements, Note C1 Significant accounting policies	75-91
		Exhibit 7	For definitions of certain ratios used in this report, please see Financial terminology	269-270
		Exhibit 8	Please see Supplemental Information—Investments	260-261
		Exhibit 11	Our Code of business ethics is included on our web site at www.ericsson.com/code-of-business-ethics
		Exhibit 12	302 Certifications
		Exhibit 13	906 Certifications
		Exhibit 15.1	Consent of independent registered public accounting firm

Note: The Company’s holding in ST-Ericsson SA meets the requirements of Rule 3-09 under Regulation S-X for the provision of separate financial statements of ST-Ericsson SA, a non-listed Swiss company that has a December 31 fiscal year end.

The Company intends to file the financial statements of ST-Ericsson SA as of and for the year ended December 31, 2012 as an amendment to this Annual Report on Form 20-F as soon as practicable after they become available.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

THIS IS ERICSSON

We are a world-leading provider of communications networks, telecom services and support solutions.

Communication is changing the way we live and work. When one person connects, his or her world changes. With everything connected, our world changes. Ericsson plays a key role in this evolution, using innovation to empower people, business and society. We are enabling the networked society with efficient real-time solutions that allow us all to study, work and live our lives more freely, in sustainable societies.

Since the establishment of the Company in 1876, we are a leader in telecommunication and are now expanding our role into an ICT (Information and Communications Technology) solutions provider.

Our research and solutions development has made mobile communications and broadband possible. When you make a call or browse the internet on your handset, tablet or mobile PC, you will likely use one of our solutions.

Our offering comprises services, software and infrastructure, mainly for telecom operators.

•	40% of the world’s mobile traffic runs through networks that are supplied by us

•	We provide solutions and services to all major telecom operators in the world

•	The networks we manage for operators serve about 950 million subscribers

•	We have more than 33,000 granted patents, comprising one of the industry’s strongest patent portfolios.

OUR SEGMENTS

Today, we are more than 110,000 people serving customers in more than 180 countries. To best reflect our business, we report four business segments:

Networks

Networks provides the infrastructure that is the basis for all mobile communication. We deliver superior-performance and cost-efficient networks to ensure the best user experience.

Global Services

With 60,000 services professionals globally, we deliver managed services, consulting and systems integration, customer support, network design and optimization and network rollout.

Support Solutions

Support Solutions is the new name for former segment Multimedia and it signposts a change of direction. The segment focuses on software for operations support systems and business support systems (OSS and BSS), TV and media management, and m-commerce.

Joint venture ST-Ericsson

ST-Ericsson offers modems and ModAps (integrated modem and application processor platforms) for handset and tablet manufacturers.

OUR REGIONS

We secure an efficient go-to-market setup through ten regions. We strive for profitable growth through solid regional competence and strong customer relationships, backed by our global knowledge.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

In our ten regions, we work together with our customers to develop innovative and scalable solutions that help operators grow their revenues and reduce their costs.

Once a successful case is proven, we can roll out the same practice all over the world, sharing common processes, methods and tools. This ensures quality and efficiency.

Solutions and services often go hand-in-hand as networks become more complex and often include products from several suppliers. Operators look for long-term services partnerships with companies such as Ericsson for support in every aspect of their business.

We serve our customers through regional competence organized into six engagement practices: Mobile Broadband; Communication Services; Fixed Broadband and Convergence; Managed Services; Operations and Business Support Systems; and Television and Media Management.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

2012 IN REVIEW

JANUARY

Ericsson strengthens its focus on IPR licensing, to get a fair return on R&D investments in patents development.

Any company that provides wireless connectivity will likely need a license from us.

JANUARY

Ericsson signs a deal to connect the entire vessel fleet of the world’s largest shipping company, Maersk Line, using our capabilities to enable machine-to-machine communication.

FEBRUARY

Ericsson complements the heterogeneous network offering with telecom grade Wi-Fi through acquisition of Wi-Fi company BelAir Networks, enabling operators to further improve the mobile broadband user experience.

MARCH

Ericsson widens the scope of managed services to include such services for broadcasters by announcing the acquisition of the Broadcast Services Division of Technicolor.

APRIL

SOFTBANK MOBILE signs 4G/LTE contract with Ericsson in Japan. The network will cover three major cities in the country, together accounting for 70% of the data and voice traffic. Ericsson has deployed LTE networks on five continents.

MAY

Ericsson’s efficient AIR radio base station is selected by T-Mobile as the first operator in the USA to launch this technology, which enables improvement of existing coverage and quick launch of LTE in 2013. The contract also includes consulting and systems integration and rollout services.

JUNE

At a briefing for journalists in San Francisco, Ericsson’s President and CEO Hans Vestberg discusses how the rapid increases in subscribers and data usage impact the entire ICT industry. Network quality, user experience, billing and charging models and services offerings all need to be adapted.

JULY

MTN Nigeria boosts its ability to serve subscribers and their growing data needs by becoming the first African operator to deploy Ericsson’s scalable SSR 8020 platform for wireless IP core networks. This is one of 39 SSR contracts that Ericsson won in 2012.

AUGUST

Italian operator FASTWEB signs a seven-year IT managed services contract with Ericsson. It includes data center consolidation and transformation, as well as managed operations for its IT infrastructure. Ericsson extends the scope of managed services from telecoms to data centers.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

SEPTEMBER

Ericsson partners in the Social Good Summit 2012 in New York, discussing how mobile broadband can be used to help tackle global challenges such as poverty and climate change.

OCTOBER

Ericsson is selected to implement a new LTE network for Vivo, a subsidiary of Telefônica, helping meet user demand for connectivity and mobile broadband services in Brazil. Ericsson has an LTE market share of more than 50% in Latin America.

NOVEMBER

Ericsson holds its annual Investor Day, focusing on profitable growth and how the company is transforming into a leading ICT solutions provider in telecoms.

NOVEMBER

The new Ericsson Mobility Report is launched, stating that “Traffic in mobile networks continues to grow at an impressive rate worldwide, driven by uptake of smart devices and apps.” This is a recurrent report on network traffic and market trends, based on data traffic measurements in live networks globally and on internal forecasts.

DECEMBER

Ericsson announces that Volvo Car Group will use Ericsson’s Connected Vehicle Cloud to allow drivers, passengers and their cars to connect to services available in the cloud. Drivers and passengers can access applications for information, navigation and entertainment from a screen in the car.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

GROUP OVERVIEW

Our four business segments provide solutions and services which in combination create an industry-leading telecommunications portfolio.

Segment	NETWORKS	GLOBAL SERVICES	SUPPORT SOLUTIONS

	Headed by Johan Wibergh	Headed by Magnus Mandersson	Headed by Per Borgklint

We develop and deliver superior-performance network infrastructure for 2G/GSM, 3G/WCDMA/HSPA & CDMA, and 4G/LTE with solutions for:

•    Radio access, based on multi-standard radio base station RBS 6000

•    IP and transport; IP Edge routing based on SSR 8000 and transport solutions based on fiber and microwave

•    Core network; switching and IMS solutions based on the Ericsson Blade System platform.

Globally, 60,000 service professionals deploy and operate networks, and integrate solutions to allow operators to monetize increasing data traffic and ensure high user experience in networks. We use global processes, methods and tools to ensure quality and efficiency in the networks. Global Services include:

•    Professional Services; consulting and systems integration, managed services, network design and optimization as well as customer support

•    Network Rollout.

We develop and deliver software solutions for:

•    Operations and Business Support Systems (OSS and BSS); enabling management of networks and services, customer interaction and revenue management

•    TV and Media management; enabling operators, broadcasters and content owners to create multiscreen TV experience on all devices

•    M-Commerce; software solutions and hosted services to enable mobile financial services and global interoperability.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

ST-ERICSSON*

Headed by Didier Lamouche

A 50/50 joint venture with STMicroelectronics, ST-Ericsson offers modems and ModAps (integrated modem and application processor platforms) for leading handset and tablet manufacturers.

STMicroelectronics announced in October its intention to exit as a shareholder in ST-Ericsson. Ericsson is presently exploring various strategic options for the future of ST-Ericsson assets.

Ericsson continues to believe that the modem technology, which it originally contributed to the JV, has a strategic value for the wireless industry.

*	The Ericsson share of ST Ericsson’s results is accounted for according to the equity method.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

LETTER FROM THE CEO

2012 was a year of growth in Global Services and Support Solutions, but more challenging for Networks. We have extended our leadership in several key growth areas and taken important steps in executing our strategy.

Our mission is “Innovating to empower people, business and society.”

DEAR SHAREHOLDERS

We can look back at 2012 in which the strong growth of mobile data continued across the world and 4G/LTE launches started across all regions. Broadband is a transformative technology that is already improving quality of life, productivity and sustainability globally. During the year we have clearly seen how the world is moving towards our vision of a networked society, and over time, this will create new business opportunities for Ericsson and our customers.

Executing our strategy

The work to leverage our strength in the growth areas mobile broadband, managed services and operations and business support solutions (OSS and BSS) has continued with both selective acquisitions and divestments to enhance and streamline the portfolio.

Key acquisitions in the year that have contributed to strengthening our leadership include BelAir in the area of mobile broadband, ConceptWave and Telcordia in the area of OSS and BSS as well as Technicolor’s broadcast services division in the area of managed services.

In addition we completed the divestment of our share in Sony Ericsson and launched a new strategy for Support Solutions.

Our R&D and services investments form the foundation for the long-term strength of the company. Despite a challenging year for Networks, we remain almost the size of number two and three combined in the market when it comes to installed base of radio base stations and we have maintained a strong market share also in mobile network equipment. Global Services outperformed the market and solidified its leadership. In the fragmented telecom services market, Ericsson held a 13% market share for 2012, well ahead of its closest competitor.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Our joint venture ST-Ericsson had a tough year. Following the announcement of STMicroelectronics’ intention to exit as a shareholder, Ericsson will, together with STMicroelectronics, continue to explore various strategic options for ST-Ericsson assets. We continue to believe that the modem technology which we originally contributed to the JV has a strategic value to the wireless industry.

Performance in 2012

Sales in 2012 were flat compared to 2011, despite a challenging year for Networks.

Global Services contributed with both sales growth and stable operating profitability, and Support Solutions went from making losses in 2011 to achieving profitability.

Global Services and Support Solutions together represented close to 50% of Group sales, compared to 42% in 2011, highlighting the ongoing transformation into an ICT company combining services, software and hardware, into industry-leading solutions.

Profitability has been under pressure during the year due to operating losses in ST-Ericsson, the ongoing network modernization projects in Europe as well as the underlying business mix, with a higher share of coverage projects than capacity projects. Improving profitability has been a key priority throughout the year and we have taken actions globally to reduce costs and improve efficiency.

Throughout 2012 North America was our strongest region, driven by continued mobile broadband investments and a high demand for services. Our second largest region was North East Asia where sales grew in Japan, though not fully offsetting the lower sales of GSM in China and 3G in Korea.

Financial strength

We continue to have high focus on capital efficiency. We ended the year with strong cash flow, full-year cash conversion well above target and maintained our strong net cash position.

Financial strength allows us to make selective acquisitions to capture opportunities to consolidate the market, gain market share and fill portfolio gaps when relevant, and provide a good return to shareholders. It is also a competitive advantage in our customer relationships.

The Board of Directors proposes a dividend for 2012 of SEK 2.75 (2.50) per share.

Sustainability and Corporate Responsibility

Ericsson is strongly committed to sustainability and corporate responsibility.

Focus remains on reducing our carbon footprint and in 2012 we exceeded our target. We see an increasing interest from customers in driving energy efficiency in their networks, and using broadband to shape the low-carbon economy of the future.

We continue to advocate the use of broadband to enable access to education, better health and livelihood through our partnerships and programs such as Connect To Learn and Ericsson Response.

Responsibility and high governance standards guide all Ericsson employees in all parts of the world. Our aim is to be the trusted partner to all of our stakeholders and as such we put strong focus on evolving our governance framework with further integration of sustainability and corporate responsibility principles.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Our Code of Business Ethics was updated during the year to reflect our ongoing commitment to respect human rights and the new UN Guiding Principles on Business and Human Rights.

During 2012 we also signed the World Economic Forum’s Partnering Against Corruption Initiative, enhanced our anti-corruption program and broadened our whistle blower procedure.

Strong long-term drivers

We build our strength on the combination of our core assets: technology leadership, services leadership and global scale. We have strong and long-standing customer relationships and highly skilled and engaged employees. I have worked in this company for 24 years and the dedication and professionalism that Ericsson employees demonstrate never cease to impress me.

Our focus on profitable growth remains. While the macroeconomic and political uncertainty continues in certain regions, the industry fundamentals remain attractive. We have a strong portfolio, position and capabilities to continue to support our customers in a transforming ICT market and look forward to a year of leveraging our leadership position and continuing our journey into the networked society.

Hans Vestberg

President and CEO

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

MARKET TRENDS

Everything is going mobile. The uptake of mobile broadband, driven by increasing use of smartphones, tablets and apps is driving change for people, business and society.

Market trends 2012

USERS

Higher demand for data capacity due to:

•	Smartphone uptake acceleration

•	Increasing use of mobile broadband

•	Changing lifestyle with mobility and cloud-based services.

OPERATORS

Focus on:

•	Superior-performance broadband networks

•	Increasing efficiency through transformation and outsourcing

•	Creating new value streams from networks.

THE NETWORKED SOCIETY

In the networked society, connectivity will be the starting point for new ways of innovating, collaborating and socializing. It’s about creating freedom, empowerment and opportunity that will transform industries and society while helping find solutions to some of the greatest challenges facing our planet.

When one person connects, his or her world changes. With everything connected, our world changes. We believe ICT will be a fundamental driver of this transformation. For our customers the networked society will offer opportunities to expand their existing businesses, and to engage in new business areas, such as cloud services and industry-specific services.

Operators’ revenue growth and potential for efficiencies will steer their investments going forward. As a result, although the total addressable telecom market is growing at a modest pace, our portfolio momentum areas—mobile broadband, managed services as well as OSS and BSS—are set for higher growth.

Fundamentally, we believe the market is strong, fueled by higher smartphone penetration and growing mobile data usage. As a market leader, we understand the possibilities—and have the ability to drive rethinking, reinvention and innovation of our industry.

In 2012, mobile data traffic doubled. We expect it will continue to grow at a high rate in the coming years. The main driver is the change in user behavior, leading to increasing user expectations on network and application performance. Demand for greater mobile data capacity will also affect how operators choose to develop and operate networks and services.

CHANGING USER BEHAVIOR

The rapid increase in mobile data traffic will, in the coming years, be fuelled by three trends: increased smartphone uptake, the increasing use of mobile broadband, and the breakthrough of cloud-based services.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Smartphone uptake is accelerating

While voice traffic is increasing at a steady rate, mobile data traffic is increasing exponentially. This increase is driven largely by smartphone use. Clearly phones are no longer simply for talking and texting—most of the time spent on a smartphone is dedicated to activities such as watching videos, playing games, shopping and engaging in social media.

Today 15–20% of the worldwide installed base of mobile phone subscriptions use smartphones—the number of smartphone subscriptions was 1.1 billion at the end of 2012 and we estimate that it will reach 3.3 billion by the end of 2018.

Mobile broadband use is increasing

People and businesses increasingly demand good network coverage, high-speed and high-quality broadband access at all times.

The number of mobile broadband subscriptions is increasing rapidly, from approximately 1.5 billion in 2012, to an estimated 6.5 billion in 2018. As the number of subscriptions increases, so does the data volume per subscription. By the end of 2018, we estimate that both mobile PCs and smartphones will generate four times as much data per device per month as today. Global mobile data traffic is estimated to grow twelve-fold between 2012 and 2018.

The largest contributor to increased data traffic is video, which is also watched on smartphones and tablets. Online video now constitutes on average 25–40% of traffic in mobile networks.

With the increasing use of ‘apps’, coverage is expected everywhere. But, when a user runs an app that requires higher performance (e.g. throughput) than needed for voice, the actual coverage area for the app will be smaller than that for voice.

In a network, every app has its own coverage area; a video application has a smaller coverage area than a music-streaming app which in turn has a smaller coverage area than voice.

Understanding of app coverage is therefore essential in order for operators to make the right investments in a network.

Cloud for availability everywhere

For many businesses and individuals, content is delivered as a cloud service—that is, as a service over the internet. Users see the benefits of accessing applications and data from any computer, phone or tablet anywhere, and at any time. Often they choose not to own the content but to stream it, gaining access to movies, TV, music and much more. Cloud-based services add to the demand for mobile capacity.

CHANGING OPERATOR NEEDS

The changes in how people, businesses and society at large operate, use the internet and interact will demand greater speed, capacity, quality of service and operational efficiency. To meet these demands, operators are upgrading their networks, revising how they can increase their operational efficiency and how they should best monetize the increased data traffic.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Focus on superior-performance broadband networks

As user demand for coverage, speed and quality increases, superior-performance networks have become a key differentiator for operators. 3G/HSPA coverage is expected to increase from over 50% of the world’s population today, to 85% by the end of 2017. We anticipate that by 2017, half the world’s population will be covered by 4G/LTE networks. Operators come to Ericsson to expand network coverage and to upgrade networks for higher speed and capacity. To maintain superior performance there is also a continuous need for network tuning and optimization as traffic increases.

Focus on operational efficiency

To improve efficiency and reduce cost, operators increasingly choose to outsource the network and field operations, allowing them to focus on strategy, marketing and customer care. In a managed services project, Ericsson transforms the customer’s operations and implements our processes, methods and tools.

Monetizing data traffic

The demands created by mobile connectivity present new opportunities for operators. They are developing business models to monetize the increasing data use, with tiered pricing plans aligned to user needs, based for example on volume, time or speed. Increasingly, quality of service is becoming a differentiator for operators, as some focus on pure network development and others choose to be providers of premium services such as media, m-commerce and mobile finance.

Ericsson Operations Support Systems (OSS) enable the monitoring and optimization of the performance of operators’ increasingly complex networks and services, while our Business Support Systems (BSS) enable monetization of services and enhance their customer interaction capabilities.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

OUR COMPETITIVE ASSETS

The unique combination of core assets drives our performance throughout the business.

TECHNOLOGY LEADERSHIP

Combining superior performance and thought leadership

Innovation is an important element of our corporate culture and a foundation for our competitiveness. Our long-time pioneering in telecommunications technologies is reflected in one of the industry’s largest patent portfolios. Through research into new technologies and a strong contribution to the creation of open standards, we strive to be first-to-market with new solutions. Our networks are designed and optimized for superior end-user experience. They are built to accommodate future traffic increase and the increasing number of connected devices.

SERVICES LEADERSHIP

Meeting operator objectives of business efficiency & revenue growth

Service delivery is industrialized in four Global Services Centers and local resources in our ten regions, where we use the same processes, methods and tools. This ensures standardized services packages of high quality. Our services professionals have advanced multi-vendor and multi-technology competence. They create value for customers by improving network efficiency and user experience as well as by supporting them in business innovation and revenue growth.

GLOBAL SCALE

Combining global scale advantages with local presence

We have a geographically diversified business, with customers in more than 180 countries. We have established relationships with all major telecom operators in the world, supporting networks with over 2.5 billion subscriptions. Focus on global standards means that we can provide global products. Economies of scale in R&D and production ensure that the products are efficient and of high quality.

Ericsson’s core values

Our values are the foundation of our culture. They guide us in our daily work, in how we relate to each other and the world around us and in the way we do business.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

OUR PEOPLE

At the end of the day it is our people that make the real difference. Our people strategy centers on building the best talent in the industry.

Our people are at the heart of everything we do, and they made us the industry leader we are today.

But what brought us here will not keep us here. Our industry is changing, and we work every day to secure high performance in everything we do.

In order to maintain our technology and services leadership, and to leverage our global scale, we have developed a business-aligned people strategy.

Grounded on our core values—professionalism, respect and perseverance—our people strategy focuses on building the best talent in the industry. To achieve this we have four objectives:

Attract exceptional talent

We leverage a strategic and aligned approach to attracting the best talent at all levels in all the markets where we have employees.

Rigorous talent planning and development

Our objective is to have the right talent at the right time in the right place.

We have a rigorous process for identifying, calibrating and developing our talent. We have a comprehensive career and competence model that allows our employees to build career paths, and clearly understand how to keep developing capabilities for the continued success of the company.

Our approach emphasizes best-in-class learning solutions through our Ericsson Academy and on-the-job development through stretch assignments and internal mobility.

Leadership

We believe that strong leadership is a key factor in creating and maintaining a high performance work environment with a highly engaged workforce.

We expect our leaders to maintain an environment that fosters creativity, innovation and the constant flow of ideas. Our employees should have clear goals and receive continuous feedback and coaching. These are the drivers of high performance and employee engagement.

Diversity

We have a focused strategy aimed at ensuring that our employee base and our leadership teams are as diverse as the world in which we operate. We believe a diverse and inclusive workforce drives innovation and leads to high performing teams and superior business results.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

STRATEGY AND CUSTOMERS

We aim to become a leading information and communication technology (ICT) solutions provider by combining our core assets: technology leadership, services leadership and global scale.

VISION

The Company’s vision is to be the prime driver in an all-communicating world. Ericsson envisions a continued evolution, from having connected 6 billion people to connecting 50 billion ‘things’. The Company envisions that anything that can benefit from being connected will be connected, mainly via mobile broadband in the networked society that is beginning to come to life.

OUR STRATEGY

The Company’s strategy builds on a long-term vision and mission which is translated into a business strategy that should generate value for the Company’s key stakeholders; customers, employees and shareholders.

Four pillars form the foundation for our business strategy: Excel in Networks, Expand in Services, Extend in Support Solutions and Establish leading position in enablers of the networked society.

Excel in Networks

Networks’ strategic focus is on evolving networks from 2G to 3G to 4G with superior quality and performance. We secure a strong footprint in LTE and continue to assist operators in expanding their business by providing support for new business models and revenue streams.

We will expand our portfolio with heterogeneous networks in which Wi-Fi access will be part of our offering.

We will also utilize our large installed base of systems for mobile telephony to lead the transition to voice over LTE (VoLTE), where next-generation video and presence capabilities will be added to the traditional voice services.

We anticipate an array of “things” communicating, in addition to billions of people being connected. Mobile networks will thus increasingly carry more data and video, and we will evolve networks for the networked society through 4th-generation IP networks that are smart, scalable, simple and offer superior performance.

Expand in Global Services

In Global Services, we will leverage our momentum in sales and growth, and keep our focus on innovation, competence and cost control.

The focus area of innovation involves developing new business by capturing opportunities in new areas such as IT and broadcasting, as well as in new business models.

Competence is critical when expanding into an ICT market with a higher degree of complexity, with new competitors such as IT and professional services companies.

Cost control is supported by industrializing delivery, standardized services packaging and automated tools.

Our service delivery model enables us to provide services in the same way and with the same quality across the world. It also ensures that innovation and knowledge sharing are spread globally in an efficient way.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Extend in Support Solutions

Segment Support Solutions focuses on building business in OSS and BSS, TV and Media management, as well as M-Commerce.

After the acquisitions of Telcordia and ConceptWave in 2012, we now have a full spectrum of OSS solutions from planning and engineering tools, through fulfillment and inventory tools and service assurance products. We now provide customers with the solutions to be best in class in plan-to-provision, lead-to-service and trouble-to-resolution.

We will continue to invest in our market-leading charging, billing and converged charging and billing solutions.

Our m-commerce business, focused on international remittance, builds on the strength in charging systems and our customers’ prepaid customer base.

Our TV and Media management offering comprises of compression, for both operators and media companies, and multiscreen TV & video, including IPTV, service enablement and service delivery platforms.

Establish leading position in enablers of a networked society

In the networked society anything that benefits from being connected will be connected. This development will be made possible through enablers such as solutions for machine-to-machine communications, modems from ST-Ericsson and IPRs.

We are shifting the focus from connected devices to enablers of a networked society. This is an area that will be developed over the coming years as we start investigating different opportunities both together with operator customers and with customers from other industries.

COMPANY TRANSFORMATION

We are going through a period of transformation and change – both in the industry and within the company. Two important areas of company-wide transformation are:

Go-to-market model

A new go-to-market model with ten regions and six global engagement practices was introduced in 2010, enabling us to expand engagements with customers into new areas, develop skills across our portfolio, and build momentum around global knowledge sharing.

This makes it possible for us to work even closer together with our customers, to understand their needs, while leveraging our global scale.

Lean and agile ways of working in R&D

One major undertaking to improve performance and efficiency in our R&D is to implement a lean and agile methodology. This is a way of working that includes shortened feedback loops, improved communication and rationalized processes.

Some product development projects have just begun the transition to lean and agile ways of working, while others are well advanced.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

OUR CUSTOMERS

Our business is defined by long-term relationships mainly with large telecom operators around the world. We serve approximately 400 customers. Globally, telecom operators represent the majority of net sales.

We also engage directly with customers in certain other industries such as utilities and media.

We have customers in more than 180 countries and have been present in many markets for more than 100 years. Our ten largest customers, of which half are multinational, account for 46% of net sales.

Our customers operate in a wide range of local economies and are at various technology stages. They have different business focuses depending on the maturity of their respective markets.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

OUR PORTFOLIO

We have the competence, the skills and the solutions our customers need to tackle the challenges of today and tomorrow. Here we feature our offering to telecom operators.

MOBILE BROADBAND

In summary

•	Evolving networks from 2G/GSM to 3G/WCDMA/HSPA and 4G/LTE

•	Helping operators meet demand for higher speed and capacity

•	Building heterogeneous networks where capacity demand is high, such as in cities.

Mobile broadband is playing an increasingly important role in our daily lives. It is changing the way we are entertained and educated, and helps us work, keep in touch, and share information and ideas, regardless of where we are. It has the power to lessen the divide between geographic regions and socioeconomic groups, and improve the quality of life in all parts of the world. Mobile data traffic almost doubled in 2012, driven particularly by video, new smartphone and tablet launches, and mobile PC users generating even more data traffic. Mobile data traffic is expected to grow at a high rate, presenting a significant opportunity for operators, both in mature and emerging markets. Operators need to enhance network quality by increasing coverage, speed and capacity, and by providing service differentiation to ensure they can monetize the ever-increasing consumer demands for mobile broadband, and the accompanying lifestyle expectations. We provide the network infrastructure, upgrades and LTE expansions and support solutions to meet these operators’ needs.

Network evolution

We were a key force behind the development of mobile technologies. Now our strategic focus is on evolving networks. With the evolution of the major mobile broadband technologies WCDMA/HSPA and LTE, true broadband performance and capacity is used to connect smartphones, PCs, tablets, sensors and machines to the internet and broadband services. With the high-speed, high-capacity mobile broadband possible through our WCDMA/HSPA and LTE offerings, operators can cost-effectively meet user demand for advanced internet services anywhere, anytime. We expect WCDMA/HSPA to be the predominant mobile broadband technology for many years to come. With the transition toward LTE, we take further steps towards greater capacity and higher throughput. LTE covers only 5–10% of global population today, but by 2017, we expect it will cover roughly half the people in the world. The ramp up of LTE is quicker than for earlier generations.

In addition, by 2017, densely populated urban areas, are expected to generate around 60% of total mobile traffic. To increase network capacity in these areas, we will build heterogeneous networks. Here, we complement powerful radio base stations with smaller radio base stations including Wi-Fi, which provide extra capacity in areas of high traffic loads, such as malls, transport hubs, hotels and offices.

Platform strength

Our network infrastructure is built on three main platforms:

•

The RBS 6000 multi-standard platform for radio base stations. The platform supports GSM/EDGE, WCDMA/HSPA, LTE and CDMA in a single unit. The RBS 6000 family ensures a smooth transition to new technology such as LTE. Upgrades and expansions involve mostly software and services, often delivered remotely. RBS 6000 now accounts for almost all of radio base station shipments.

•	The Ericsson Blade System platform for handling of network control functionality in fixed and mobile core networks.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

•

The SSR 8000 family of smart services routers for network gateways which provides two powerful differentiators for operators. It is a high-capacity router platform with multi-application capabilities, thus enabling better network performance; it also supports services across fixed and mobile networks.

All platforms offer cost-effective deployment and a future-secured evolution for capacity and functionality.

MANAGED SERVICES

In summary

•	Networks and business models becoming increasingly complex

•	Market pressures leading operators to enhance offerings while increasing efficiency

•	We build and manage networks, allowing operators to focus on strategy and customer attraction and retention.

Greater consumer expectations, and the upsurge in data traffic, demand greater network capacity and capability, which in turn lead to increased complexity, both in networks and their supporting business models. Maturing markets, intensified competition and stronger financial pressure lead to a need among telecom operators for greater service differentiation, enhanced offerings, and faster time to market, all at the same time as trying to reduce costs and increase efficiency.

This is where a managed services model comes into play. We take responsibility for activities telecom operators once handled in-house, from designing, planning and building a network, to managing its day-to-day operation. Operators can look to reduce costs and manage complexity through a partner such as Ericsson, who can take on a broader responsibility, and apply global best practices.

The world’s largest managed services provider

We handle complex issues such as convergence, quality and capacity management, while freeing up operator resources to focus on strategy, marketing and customer care. We can also help operators scale quickly and cost-effectively, and address new opportunities in cloud solutions and media offerings.

We manage networks with approximately 950 million subscribers in more than 100 countries.

The networks we manage are typically complex multi-vendor, multi-technology environments. More than 50% of the equipment we manage is non-Ericsson. Our four global service centers (GSCs) all house global network operation centers (GNOCs) for efficient remote network management.

Expanding the scope

We are expanding the managed services model to adjacent, growing industries such as TV/media and IT systems.

The television industry is clearly migrating towards the internet. Traditional broadcasting is being complemented or replaced by a multitude of communications technologies. Here we see the opportunity to extend the managed services model to be a true ICT service provider, covering the full broadcast chain.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Operators also look for providers that can run and operate their entire IT systems and data centers. Consequently our managed services offering has expanded from network operations into IT Managed Services. This means Ericsson can run day-to-day operations IT systems and offer complete application life-cycle management, application development, and maintenance of both applications and infrastructure.

OPERATIONS AND BUSINESS SUPPORT SYSTEMS (OSS AND BSS)

In summary

•	We provide systems used for managing services, revenues and subscriber relationships

•	We help operators manage and monetize the increasing amount of data traffic

•	We help operators manage increasingly complex networks.

In the telecom industry, customers need change fast, driven by swiftly-evolving technology. Business models that once promised commercial success are being challenged. These are the reasons operations and business support systems (OSS and BSS) have become key areas of investment for operators.

OSS and BSS are the systems and services used for managing services, revenues and subscriber relationships. With the growth in mobile broadband, operators need to evolve their OSS and BSS solutions to monetize the increasing amount of data, and to manage increasing network complexity. Our solutions help operators optimize their services based on:

•	Customer experience, where understanding, acting and responding to changes in the way customers experience and use services helps meet their expectations

•	Business innovation, being able to adapt to and adopt different approaches

•	Business efficiency, consolidating systems and simplifying processes to manage the total cost of ownership.

Our OSS and BSS solutions have led change and created value through four generations of telecoms evolution. They are based on deep and broad experience in the business, and are now significantly strengthened by our acquisition of Telcordia. Solutions include:

•

Service differentiation—We provide the means for operators to improve customer loyalty and revenues as they are adopting new business models with tiered pricing plans for different speeds, data use or quality guarantees as well as personalized and improved customer experiences

•	Transformation—We support the transformation of operations through consulting, systems integration and software solutions, to help operators adapt to rapidly changing and competitive markets

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

•	Assurance—We offer solutions for monitoring network performance, and for planning, building and optimizing networks, so operators can improve customer experience and secure revenue

•

Billing and revenue management—BSS solutions include those for revenue management and customer care. Our mobile money solution is pre-integrated with charging systems to help operators to lower churn, increase customer loyalty and reduce operating expenses.

This is OSS and BSS

Business Support Systems facilitate the relationship of the operator with their customers.

Operations Support Systems facilitate the operations of the operator’s network.

COMMUNICATION SERVICES

•	Operator-based services, based on industry standards, to ensure interoperability

•	IMS, HD voice and Voice over LTE (VoLTE) drive development.

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

Operators now exploit opportunities to enhance user experience while reducing costs for voice communication. Our IP Multimedia Subsystem (IMS) enables this. Services controlled by IMS include voice (including HD voice), messaging and video calls.

HD voice significantly improves quality of voice communication. It helps ensure that voice continues to provide revenue streams for operators of both fixed and mobile networks.

Voice over LTE (VoLTE) enables operators to offer voice services over all-IP LTE networks. It also brings with it new services such as HD video and richer multimedia services.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

FIXED BROADBAND AND CONVERGENCE

•	Our IP-based converged networks provide low-cost and high-performance services.

Strong growth in data traffic drives a need for higher capacity solutions, based on IP and Ethernet technologies. Operators compete by evolving their networks to provide fast internet speeds, reliable high-definition IPTV and video on demand. To reduce cost and enable service bundling, fixed traffic can be provided over a multiservice network converging telephony, internet and TV. Our 4th generation IP network portfolio supports IP-based services and applications at low cost and high performance.

TV AND MEDIA MANAGEMENT

•	A broad suite of standard-based products for digital TV, HDTV, video on demand, IPTV, mobile TV and content management.

TV is going digital and interactive. In the converging media landscape, broadcast and broadband are coming together. The worldwide digital TV market is growing rapidly.

With a broad suite of open standards-based products, we offer high-quality solutions for digital TV, HDTV, video on demand, IPTV, mobile TV and content management.

High-performance video means large amounts of traffic in the networks. This can be handled with our media distribution solution for video delivery over IP, combining a content distribution network with our TV portfolio.

Our IPTV network infrastructure offers a verified end-to-end solution from video head-end to broadband access, optimized for multi-stream HD-IPTV and on-demand video services. The solution also offers support for video to mobile handsets over HSPA and LTE networks.

Ericsson’s multiscreen TV solution combines the full features of IPTV, mobile TV and web TV with a common user interface. It fully integrates fixed line and wireless media for the first time.

Business consulting, systems integration and implementation ensure a smooth launch of new TV infrastructure and services.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

REGIONAL DEVELOPMENT

Ericsson is a truly global player, with customers in more than 180 countries. We have been present in many countries, such as China, Brazil and India, for more than 100 years.

LATIN AMERICA

Net sales: SEK 22.0 billion (+0%)

In 2012, all major operators chose their 4G/LTE suppliers resulting in an estimated market share for Ericsson of more than 50% in 4G/LTE.

NORTH AMERICA

Net sales: SEK 56.7 billion (+16%)

Development in North America has been strong across all segments, driven by operators’ demand for rollout of 4G networks as well as 3G capacity upgrades. A wide range of 4G devices are available to North American consumers and this fueled traffic growth and operators’ demand for network capacity. All Ericsson CDMA customers have transitioned to 4G/LTE.

NORTHERN EUROPE AND CENTRAL ASIA

Net sales: SEK 11.3 billion (–25%)

Lower operator investments during the year, primarily in Russia, impacted sales negatively.

WESTERN AND CENTRAL EUROPE

Net sales: SEK 17.5 billion (–8%)

Sales for Networks and Support Solutions declined due to cautious operator spending. Global Services sales increased slightly, driven by network modernization.

MEDITERRANEAN

Net sales: SEK 23.3 billion (–2%)

Sales for Networks and Support Solutions were negatively impacted by the macroeconomic environment in many countries, making operators more cautious with their investments. Global Services sales increased driven by network modernization projects.

MIDDLE EAST

Net sales: SEK 15.6 billion (+1%)

2012 was characterized by political unrest in some countries which made operators more cautious. Operators focused on network performance and efficiency which drove sales for Global Services.

SUB-SAHARAN AFRICA

Net sales: SEK 11.3 billion (+12%)

Sales increased in all segments mainly driven by rollout of 2G/GSM voice services. Mobile broadband penetration slowly increased with low-cost smartphone availability.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

INDIA

Net sales: SEK 6.5 billion (–34%)

India had a weak year, due to low activity levels with operator investments only in certain areas.

NORTH EAST ASIA

Net sales: SEK 36.2 billion (–5%)

Both Japan and South Korea are building country-wide 4G/ LTE networks. In Japan sales grew during 2012, while sales in Korea were negatively impacted by lower 3G revenues. China had focus on the coming 4G/LTE rollouts and GSM sales declined.

SOUTH EAST ASIA AND OCEANIA

Net sales: SEK 15.1 billion (+9%)

Sales growth was driven by 3G deployments in Indonesia, Thailand and the Philippines. Global Services developed well in Australia during the year.

OTHER

Net sales: SEK 12.3 billion (+15%)

Includes revenues generated across all regions, through licensing, sales of cables, broadcast services, power modules and other businesses.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

OUR PERFORMANCE

Our overall goal is to create shareholder value. We use a range of financial and non-financial targets to drive business performance.

What we aim for	GROWING SALES FASTER THAN THE MARKET	BEST-IN-CLASS OPERATING MARGIN	STRONG CASH CONVERSION

Why we measure it	Outperforming our market confirms the validity of our strategic direction.	A clear focus on operating margins demonstrates our commitment to profitable growth.	A strong cash position supports new business activity, enables appropriate acquisition opportunities and provides resilience to external economic volatility.
Our performance

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

What we aim for	GROWTH IN JV EARNINGS	CUSTOMER SATISFACTION	EMPLOYEE ENGAGEMENT

Why we measure it	The modem technology has a strategic value to the wireless industry.	Customer satisfaction is a prerequisite for customer loyalty. We strive to ensure that our customers perceive us as a thought leader and their preferred business partner.	Engaged employees are motivated to contribute to the success of Ericsson and are willing to go the extra mile to meet the organization’s goals.
Our performance			Our score is 8 percentage points higher than external benchmark average, as measured across over 250 companies. We started to measure the engagement index in 2011.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

SUSTAINABILITY AND CORPORATE RESPONSIBILITY

Our approach to sustainability and corporate responsibility is integrated into our core business operations and in our relationship with stakeholders.

SUSTAINABILITY

Sustainability is about the “triple bottom line”:

•	Social equity; communication is a basic human need and should be available to everyone

•	Environmental performance; minimizing environmental impact and creating a low-carbon society

•	Economic prosperity; contributions to social and economic development.

We have implemented strong social, ethical and environmental standards. This commitment generates positive business impacts, which in turn benefit society.

Reducing environmental impact

The energy use of products in operation remains our most significant environmental impact. We also work to reduce our own environmental impact. Focus is on product energy efficiency and materials management as well as business travel, facilities and transport of our products. We have set a five-year target to reduce Ericsson carbon footprint intensity by 40% for products in operation and for our own operations and we have achieved it one year ahead of time.

We work proactively with our customers to encourage network and site energy optimization.

One aspect of our sustainability strategy is the role broadband can play in helping to offset global CO2 emissions.

70% of these are attributed to cities. We work on sustainable city solutions and are engaged in global climate policy.

Technology for Good

Our Technology for Good program is focused on applying Ericsson’s expertise, global presence and scale to find market-based solutions that empower people, business and society to help shape a more sustainable world. We have used our technology and competence to help achieve the Millennium Development Goals for more than a decade.

Through our volunteer program Ericsson Response™, we have played an active role in humanitarian disaster relief efforts.

CORPORATE RESPONSIBILITY

Corporate Responsibility is about managing risks to secure that Ericsson remains a trusted partner among our stakeholders.

Conducting business responsibly

We actively support the UN Global Compact, and endorse its principles regarding human and labor rights, anti-corruption and environmental protection.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

We have a Code of Business Ethics and a Code of Conduct which reflect responsible business practices. Promotion of these practices is reinforced by employee awareness training, workshops and monitoring.

Suppliers must comply with our Code of Conduct.

We continued to develop our anti-corruption program and broadened Ericsson’s whistleblower procedure.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

FIVE-YEAR SUMMARY

For definitions of the financial terms used, see Glossary, Financial Terminology and Exchange Rates.

Five-year summary

SEK million	2012		Change	2011	2010	2009	2008

Income statement items
Net sales	227,779		0%	226,921	203,348	206,477	208,930
Operating income	10,458		–42%	17,900	16,455	5,918	16,252
Financial net	–276		—	221	–672	325	974
Net income	5,938		–53%	12,569	11,235	4,127	11,667

Year-end position
Total assets	274,996		–2%	280,349	281,815	269,809	285,684
Working capital as defined1)	100,619		–8%	109,552	105,488	99,079	99,951
Capital employed as defined1)	176,653		–5%	186,307	182,640	181,680	182,439
Gross cash as defined1)	76,708		–5%	80,542	87,150	76,724	75,005
Net cash as defined1)	38,538		–2%	39,505	51,295	36,071	34,651
Property, plant and equipment	11,493		7%	10,788	9,434	9,606	9,995
Stockholders’ equity	136,883		–4%	143,105	145,106	139,870	140,823
Non-controlling interest	1,600		–26%	2,165	1,679	1,157	1,261
Interest-bearing liabilities and post-employment benefits	38,170		–7%	41,037	35,855	40,653	40,354

Per share indicators
Earnings per share, basic, SEK	1.80		–53%	3.80	3.49	1.15	3.54
Earnings per share, diluted, SEK	1.78		–53%	3.77	3.46	1.14	3.52
Cash dividends per share, SEK	2.75	2)	10%	2.50	2.25	2.00	1.85
Stockholders’ equity per share, SEK	42.51		–5%	44.57	45.34	43.79	44.21
Number of shares outstanding (in millions)
end of period, basic	3,220		—	3,211	3,200	3,194	3,185
average, basic	3,216		—	3,206	3,197	3,190	3,183
average, diluted	3,247		—	3,233	3,226	3,212	3,202

Other information
Additions to property, plant and equipment	5,429		9%	4,994	3,686	4,006	4,133
Depreciation and write-downs/impairments of property, plant and equipment	4,012		13%	3,546	3,296	3,502	3,105
Acquisitions/capitalization of intangible assets	13,247		—	2,748	7,246	11,413	1,287
Amortization and write-downs/impairments of intangible assets	5,877		7%	5,490	6,657	8,621	5,568
Research and development expenses	32,833		1%	32,638	31,558	33,055	33,584
as percentage of net sales	14.4%		—	14.4%	15.5%	16.0%	16.1%

Ratios
Operating margin excluding joint ventures and associated companies	9.7%		—	9.6%	8.7%	6.5%	8.0%
Operating margin	4.6%		—	7.9%	8.1%	2.9%	7.8%
EBITA margin as defined1)	6.6%		—	9.9%	11.0%	6.7%	9.4%
Cash conversion	116%		—	40%	112%	117%	92%
Return on equity as defined1)	4.1%		—	8.5%	7.8%	2.6%	8.2%
Return on capital employed as defined1)	6.7%		—	11.3%	9.6%	4.3%	11.3%
Equity ratio	50.4%		—	51.8%	52.1%	52.3%	49.7%
Capital turnover	1.3		—	1.2	1.1	1.1	1.2
Inventory turnover days	73		—	78	74	68	68
Trade receivables turnover	3.6		—	3.6	3.2	2.9	3.1
Payment readiness, SEK million	84,951		–2%	86,570	96,951	88,960	84,917
as percentage of net sales	37.3%		—	38.1%	47.7%	43.1%	40.6%

Statistical data, year-end
Number of employees	110,255		5%	104,525	90,261	82,493	78,740
of which in Sweden	17,712		1%	17,500	17,848	18,217	20,155
Export sales from Sweden, SEK million	106,997		–8%	116,507	100,070	94,829	109,254

1)	These financial measures as defined by us may constitute non-IFRS measures. For a reconciliation to the most directly comparable IFRS measures, see pages 262–266.
2)	For 2012, as proposed by the Board of Directors.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

LETTER FROM THE CHAIRMAN

DEAR SHAREHOLDERS

It is now almost two years since I assumed the role as Chairman of the Board of Ericsson, and looking back they have certainly been interesting years. The rapid pace of change of the industry and the transformative power of the technology are two reasons why I find this role so interesting and inspiring.

A year of strategy execution

During 2012, the Company continued to strengthen its core assets; technology and services leadership as well as global scale. A key event during the year was the completion of the divestment of Sony Ericsson. In addition, the Company has strengthened and streamlined its portfolio through a few strategic acquisitions and divestments.

Board discussions

During the year, the Board has closely monitored the overall market conditions for Ericsson such as macroeconomic development, customers’ financial performance and strategy as well as the competitive landscape among ICT vendors. It is important for us to understand how potential moves by competitors, both commercial and technological, might change the landscape and the relative strength of the company.

A main focus area for the Board of Directors during the year has been Ericsson’s financial performance and working capital development. Commercial management and the balance between market share gains and profitable growth have been key topics.

The Board has also closely monitored the work during the year to find the best solution for ST-Ericsson assets given the strategic options at hand.

Strong financial position

One of the Board’s key areas of responsibility is to manage the Company’s financial position. The Company has a strong balance sheet and we believe it is appropriate to remain fairly conservative considering the continued macroeconomic uncertainty in parts of the world. We will, as before, consider selective acquisitions but prefer to invest in further strengthening the Company’s technology and services leadership and its offering to the market.

The Company’s dividend policy takes into account last year’s earnings and balance sheet structure, as well as coming years’ business plans and expected economic development. Based on this, the Board proposes a dividend increase of 10%.

Importance of corporate governance

Good corporate governance is the basis for building a robust corporate culture. However, corporate governance is not only about efficient and reliable controls and procedures. It is also about adherence to strong principles of responsible business practice by all employees. Over time this strengthens the business, which in turn generates shareholder value. Ericsson has a strong portfolio for value creation at large, and strong social, environmental and governance standards supporting risk management.

I am proud to be Chairman of the Board of this Company with so many dedicated and competent people working hard every day, to stay the leader in this rapidly changing market.

Leif Johansson

Chairman of the Board of Directors

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

BOARD OF DIRECTORS’ REPORT

TRENDS AND DRIVERS

Major industry trends in 2012 were operators focus on high-performance mobile broadband networks and their focus on increasing the operational efficiency. Tiered pricing and new business models continued to be high on our customers’ agendas. In Europe, the network modernization projects continued the rapid implementation. In North America, Japan and Korea, major LTE rollouts took place.

Across the globe, operators continued to focus on increasing their operational efficiency and reducing their operating expenses. Their focus on operational efficiencies together with transformation activities in the voice, IP and OSS and BSS domains drove demand for consulting and systems integration as well as managed services.

When developing its internal plans, Ericsson looks at a number of parameters that have an impact on data traffic. These include:

•	Smartphone subscriptions, as a percentage of total subscriptions

•	Mobile broadband subscriptions, as a percentage of total mobile subscriptions

•	Average data traffic and peaks in traffic.

Mobile subscriptions and smartphones

Today, 15–20% of the worldwide installed base of mobile phone subscriptions use smartphones. About 40% of all mobile phones sold during 2012 were smartphones, compared to around 30% for 2011. With less expensive smartphones being introduced, there is considerable room for further uptake.

Subscriptions
billion	2012	2018 Forecast
Mobile subscriptions	~6.3	~9
Mobile broadband subscriptions	~1.5	~6.5

Ericsson estimate

Mobile broadband subscriptions and population coverage

Mobile network coverage is constantly increasing. GSM/EDGE technology has the widest reach and covers more than 85% of the world population.

WCDMA/HSPA covers more than 50% of the world population. Further build out of WCDMA/HSPA coverage will be driven by factors such as demand for internet access and affordability of smartphones. By 2017, Ericsson estimates that 85% of the world’s population will have access to WCDMA/HSPA.

All WCDMA networks deployed by Ericsson have been upgraded to HSPA of various speeds.

Despite being in the early days, LTE networks can already provide downlink peak rates of around 100 Mbps. There are around 60 LTE networks in commercial operation. By 2017, Ericsson estimates that 50% of the world’s population will have LTE coverage.

Regions have different radio technology mixes dependent on maturity level. Less mature regions are dominated by 2G technologies while more mature regions are dominated by HSPA. LTE is growing strongly, particularly in North America, where LTE is forecasted to be the leading radio technology before 2018. The fast growth in LTE subscriptions is driven by strong competition and consumer demand, following CDMA operators’ decisions to migrate to LTE.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Operators who have 2G or 3G-specific radio base stations will have to invest in new radio base stations in order to introduce 4G/LTE. The Ericsson multi-standard radio base station is an efficient way of doing so, being capable of all technologies; 2G, 3G and 4G/LTE.

Data traffic

Access to the internet from mobile devices continues to drive mobile traffic development. In 2012, mobile data traffic continued the trend of doubling each year. Ericsson estimates that mobile data traffic will grow 12 times between 2012 and 2018. The increasing data traffic will drive the need for more capacity in mobile broadband networks.

Data traffic per subscriber is partly dependent on the screen size of the user’s device. Resolution is also a factor. On average, a mobile PC generates about seven times more data traffic than a smartphone.

Average mobile data traffic
	2012	2018 Forecast
Monthly data traffic per PC	3 GB	11 GB
Monthly data traffic per tablet	0.6 GB	2.7 GB
Monthly data traffic per smartphone	0.45 GB	1.9 GB

Ericsson estimate

BUSINESS IN 2012

Strong year for services

With strong growth in Global Services and Support Solutions in 2012, Ericsson took further steps in establishing itself as a leading ICT player. Networks sales declined 2012 following a strong 2011.

In the coming years, Ericsson expects software sales to gradually increase as radio expansions and upgrades, IP and OSS and BSS materialize. This development will result in more recurring revenues from software and services business as well as less capital utilization.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

High share of coverage projects

Ericsson’s gross margin and the amount of required capital employed vary with project type. When building network coverage, projects are often of a turnkey character. Generally there are more hardware and network rollout services in coverage projects, resulting in lower gross margin and a larger capital utilization.

During 2012, Ericsson was in a phase with a high share of coverage projects. Sales for 2012 showed a higher share of services and a lower share of hardware. This reflects the good momentum in services throughout the year, reduced CDMA infrastructure business and impact from network modernization projects in Europe.

Network modernization in Europe

The modernization of networks in Europe became an opportunity for the Company in mid-2010 when operators in Europe started to consider replacing old 2G and 3G equipment with multi-standard radio equipment.

Ericsson that had lost out on market share in 3G compared to its strong 2G position, identified this as an opportunity to regain footprint. Competition for new footprint is always tough and a strategic decision was taken to accept short-term profitability pressure to increase technology and services leadership. As a result, market share has increased and the Company has further strengthened its leading market position in Europe. Average project duration for these modernization projects is 18–24 months and the first projects were completed in late 2012. The negative impact from network modernization projects in Europe will continue to gradually decline during 2013 as projects are finalized.

Acquisitions, partnerships and divestments

The Company’s strategy is to focus on organic growth and be selective with acquisitions. Acquisitions might be considered for three purposes: if there is a crucial opportunity to consolidate the Company’s market position, to fill portfolio gaps, or to enter new growth areas. In 2012, the following activities were announced:

•	Completion of the acquisition of Telcordia

•	Completion of the divestment of the 50% stake in Sony Ericsson Mobile Communication AB to Sony in February. The divestment was effective on January 1, 2012

•	Increased ownership in Ericsson-LG, now holding 75%

•	Acquisition of Canadian telecom-grade Wi-Fi company BelAir Networks

•	Acquisition of Technicolor’s broadcast services division

•	Divestment of EDA 1500 GPON portfolio to Calix, Inc.

•	Acquisition of Canadian ConcepStWave in the OSS and BSS domain

•	Divestment of the multimedia brokering platform (IPX) to Gemalto.

Fair return on R&D investment

In the networked society, Ericsson envisions that anything that benefits from being connected will be connected.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

In this scenario, Ericsson foresees new entrants to the connectivity markets, from device and equipment manufacturers as well as from other industries. Any company that provides wireless connectivity today is likely to require a license to Ericsson’s patents. The Company believes it is the strongest holder of essential patents in the wireless industry. Ericsson has more than 100 patent license agreements and is a net receiver of royalties. The Company’s product portfolio is well licensed, which is beneficial to its customers.

*	Ericsson’s key network equipment market includes Radio, i.e. 2G, 3G, 4G RAN including CDMA, public WLAN access and OSS for mobile. IP and Transport includes IP Edge, packet core, microwave, opto metro and OSS for fixed. Core includes circuit-switched core, IMS, user data management and machine-to-machine.

Cash generation

A tight focus is kept on the cash generation of the Company and its working capital. Working capital decreased by –8% mainly due to lower inventories at year-end. The balance sheet is strong and the cash position sufficiently large to ensure the financial flexibility to invest in future growth and to capture business opportunities. The earnings and balance sheet structure makes it possible for the Board of Directors to propose to increase the dividend. This proposal reflects earnings and balance sheet structure in 2012, as well as coming years’ business plans and expected economic development, according to Ericsson’s dividend policy.

Cost and efficiency

The Board of Directors has paid extra attention to commercial management and the balance of market share gains with profitable growth. In addition, the Company has also taken a number of initiatives to reduce cost and increase capital efficiency. Among these is the multi-year program to reduce cost by industrializing service delivery, implementing more lean and agile ways of working in software development as well as improving the order-to-cash process. The Company will also continue to optimize capital expenditures and debt management.

TARGETS AND PERFORMANCE

Ericsson’s overall goal is to create shareholder value. Management uses four financial metrics to evaluate the Company’s long-term ambitions:

•	Sales growth faster than the market

•	Best-in-class operating margin

•	Growth in joint ventures’ earnings

•	Strong cash conversion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

The Board of Directors has translated these metrics into three performance criteria in the Executive Performance Stock Plan, included in the Company’s Long-Term Variable (LTV) remuneration program. These performance criteria have been approved by the Annual General Meeting.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Long-term ambitions

Grow faster than the market

Ericsson maintained its share of global installed base of radio base stations at close to 40%.

In 2012, Ericsson widened the definition* of the equipment market to also reflect the R&D investments during the past years. For the equipment market, which includes the key segment of Radio, IP and Transport as well as Core, preliminary market data indicates that the market share was 24%, down from 27% in 2011. The decline is due to a lower market share in the mobile network equipment market, at 35%, down from 38% in 2011, negatively impacted by the technology shift in China where investments are moving from GSM to other technology areas where Ericsson has limited presence.

Ericsson’s global market share for LTE is twice as big as the largest competitor, measured in shipments for the full year 2012. This makes Ericsson the world’s largest supplier of LTE. The LTE technology is still in an early build-out phase.

As expected, Ericsson’s sales of CDMA equipment decreased by –40% in 2012, following operators’ transition to LTE. All Ericsson CDMA customers are now Ericsson LTE customers.

In telecom services, internal market data indicates that the Company increased its market share to 13% and is larger than any of its competitors in this fragmented market. After the acquisition of Telcordia, consolidated as from January 2012, Ericsson has a leading position in OSS and BSS.

Best-in-class operating margin

The Company’s operating margin before share in JV earnings and gain from the sale of its share in Sony Ericsson was 6.4% (9.6%). Based on reported results for 2012, the operating margin remains the highest among the Company’s traditional publicly listed telecom competitors.

Growth in JV earnings

The Ericsson share in earnings of joint ventures and associated companies was SEK –11.7 (–3.8) billion. The Company took a non-cash charge of SEK 8.0 billion, related to its 50% stake of ST-Ericsson. The charge included write-down of investments of SEK 4.7 billion to reflect the current best estimate of Ericsson’s share of the fair market value of the JV. A provision of SEK 3.3 billion was also included, related to the available strategic options at hand for the future of the ST-Ericsson assets. Ericsson’s share of the JV Sony Ericsson was divested in early 2012 resulting in a gain of SEK 7.7 billion, reported as Other operating income. The Company did not consolidate Sony Ericsson in 2012.

Cash conversion

The cash conversion rate was 116% (40%), driven by reduced working capital. The Company reached its target of a cash conversion rate above 70%. Cash conversion is defined as cash flow from operating activities divided by the sum of net income and adjustments to reconcile net income to cash.

Other performance indicators

Ericsson believes that satisfied customers and motivated employees are key to success.

Customer satisfaction

Every year, an independent customer satisfaction survey is performed. In 2012 about 15,000 representatives of Ericsson customers, in different positions around the world, were polled to assess their satisfaction with

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Ericsson, compared to its main competitors. Over the past five years, Ericsson has maintained a high level of excellence; a customer satisfaction index above 70. The goal is to further increase the customer satisfaction.

Employee engagement

In order to measure employee engagement, an annual survey is conducted by an independent company. In 2012, 94% (90%) of employees across the world responded to the survey.

The 2012 survey results show a continued strong employee engagement. The Employee Engagement index is 77%, which is unchanged from 2011 and 8%–points higher than the external benchmark average.

Executive Performance Stock Plan

The Company has a Long-Term Variable (LTV) remuneration program. It builds on a common platform, but consists of three separate plans; one targeting all employees, one targeting key contributors and one targeting senior management. The program is designed to encourage long-term value creation in alignment with shareholders’ interests.

The aim of the plan for senior managers is to attract, retain and motivate executives in a competitive market through performance-based share-related incentives and to encourage the build-up of significant equity stakes. The performance criteria for senior management, i.e. the Executive Performance Stock Plan, are revised yearly and approved by the Annual General Meeting. Performance criteria for the 2013 Executive Performance Stock Plan will be communicated in the notice to the Annual General Meeting.

The targets for the 2011 and 2012 Executive Performance Stock Plans are shown in the illustration below. The performance criteria are:

•	Up to one-third of the award will vest if the target for compound annual growth rate of consolidated net sales is achieved

•

Up to one-third of the award will vest if the target for compound annual growth rate of consolidated operating income, including earnings in joint ventures and restructuring, is achieved. For the 2011 plan, base year 2010 is excluding restructuring of SEK 6.8 billion.

•

Up to one-third of the award will vest if cash conversion is at or above 70% during each of the years and vesting one-ninth of the award for each year the target is achieved. The target was reached in 2012 but not reached in 2011.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Before the number of performance shares to be matched are finally determined, the Board of Directors shall examine whether the performance matching is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, reduce the number of performance shares.

Working capital targets

Ericsson’s working capital targets are described on page 43. The targets remain for 2013.

FINANCIAL RESULTS OF OPERATIONS

ABBREVIATED INCOME STATEMENT

	IFRS			Restructuring charges
SEK billion	2012	2011	2010	2012	2011	2010
Net sales	227.8	226.9	203.3
Cost of sales	–155.7	–147.2	–129.1	–2.2	–1.2	–3.4

Gross income	72.1	79.7	74.3		–1.2	–3.4
Gross margin %	31.6%	35.1%	36.5%

Operating expenses	–58.9	–59.3	–58.6	–1.2	–2.0	–3.5
Operating expenses as % of sales	25.8%	26.1%	28.8%
Other operating income and expenses	9.0	1.3	2.0	—	—	—

Operating income before share in earnings of JVs and associated companies	22.2	21.7	17.6	–3.4	–3.2	–6.8
Operating margin % before share in earnings of JVs and associated companies	9.7%	9.6%	8.7%

Share in earnings of JVs and associated companies	–11.7	–3.8	–1.2	–0.3	–0.6	–0.5

Operating income	10.5	17.9	16.5	–3.8	–3.7	–7.3
Operating margin %	4.6%	7.9%	8.1%

Financial income and expenses, net	–0.3	0.2	–0.7
Taxes	–4.2	–5.6	–4.5
Net income	5.9	12.6	11.2
EPS diluted (SEK)	1.78	3.77	3.46

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Sales

2012 was a year with strong growth in Global Services and Support Solutions while Networks had a more challenging year. Sales for comparable units, adjusted for foreign currency exchange rates and hedging, decreased –2%. The acquired Telcordia operation added sales of SEK 4.2 billion, split 50/50 between the segments Global Services and Support Solutions.

In 2012, the Company continued to execute its strategy to leverage its strengths in the growth areas of mobile broadband, managed services as well as OSS and BSS. Due to the current technology cycle in which mobile broadband is being rolled out, the business mix in 2012 continued to include a higher share of coverage business than capacity business. Ericsson was also to a large extent engaged in network modernization projects in Europe with its lower margins.

Sales of CDMA equipment declined –40% to SEK 8.4 (14.0) billion. The decline in CDMA was expected and planned for, following operators migration to LTE. The growth in Global Services is primarily related to continued good momentum in managed services and consulting and systems integration as well as network rollout sales following a high share of coverage projects. The sales growth in Support Solutions is mainly driven by TV and media management, business support solutions (charging solutions) and the acquisition of Telcordia. The segments Global Services and Support Solutions together represented close to 50% of Group sales.

In 2012, five of our ten regions showed growth. The share of software sales was unchanged in 2012, at 23% (23%) of sales while the portion of hardware decreased to 35% (40%) and services increased to 42% (37%) of Group sales. Longer term, the software part is expected to increase following more expansions and upgrades of networks.

IPR (intellectual property rights) revenues showed a favorable development and amounted to SEK 6.6 (6.2) billion.

Seasonality

The Company’s quarterly sales, income and cash flow from operations are seasonal in nature, generally lowest in the first quarter of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase patterns of network operators.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Most recent five-year average seasonality

	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential change	–21%	7%	–2%	26%
Share of annual sales	23%	24%	24%	30%

Gross margin

Gross margin declined to 31.6% (35.1%). The decrease is due to increased share of Global Services sales, higher proportion of coverage than capacity projects and network modernization projects in Europe. Close to 50% of the gross margin decline is related to the increased services share.

With current visibility, the underlying business mix, with a higher share of coverage projects than capacity projects, is expected to gradually shift towards more capacity projects during the second half of 2013. The negative impact from the network modernization projects in Europe will continue to gradually decline during 2013.

Operating expenses

Total operating expenses declined slightly. Excluding acquisitions and restructuring charges, Group operating expenses amounted to SEK 55.1 billion, down –4% from 2011.

To secure continued technology leadership, focus is on innovation and R&D. R&D expenses (see table below) increased slightly due to higher restructuring charges and acquisitions. Based on current portfolio and efficiencies in ways of working, R&D expenses for 2013 are expected to decrease somewhat.

Selling and administrative expenses represented 11.4% of sales compared to 11.8% in 2011.

Research and development

	2012	2011	2010
Expenses (SEK billion)	32.8	32.6	31.6
As percent of Net sales	14.4%	14.4%	15.5%
Employees within R&D as of December 311)	24,100	22,400	20,800
Patents1)	33,000	30,000	27,000

1)	The number of employees and patents are approximate.

Operating margin before JVs

Operating margin before share in JV earnings was 9.7% (9.6%). Excluding the gain related to the divestment of the share of Sony Ericsson, operating margin was 6.4%. The negative impact was due to the business mix having more coverage business than capacity business as well as network modernization projects in Europe.

Share in earnings of JVs

ST-Ericsson reported a loss in 2012. Ericsson’s share in ST-Ericsson’s income before tax, adjusted to IFRS, was SEK –3.7 (–2.7) billion. The reported loss of SEK –11.7 billion includes a write-down of investments of SEK 4.7 billion and a provision of SEK 3.3 billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Other Operating income and expenses

Other operating income and expenses includes a gain of SEK 7.7 billion related to the divestment of Sony Ericsson. It also includes a gain of SEK 0.2 billion from the divestment of the Multimedia brokering (IPX) operation.

Financial net

The financial net decreased mainly due to negative currency exchange revaluation effects on financial investments and liabilities.

Taxes

The tax rate for the year was 42% (31%) of income after financial items. The high tax rate is due to product and market mix as well as a reduction in corporate tax rate for 2013, decided by the Swedish Parliament. The lower corporate tax rate in Sweden reduced the deferred tax assets with approximately SEK 0.5 billion. Over time, the lower tax rate in Sweden will have a positive impact on taxes.

Net income

Net income decreased primarily due to the negative impact from ST-Ericsson and lower contribution from Networks.

Earnings per share, diluted

Earnings per share decreased –53% to SEK 1.78 (3.77). Earnings per share, non-IFRS, decreased –42% to SEK 2.74 (4.72). The Board of Directors proposes a dividend of SEK 2.75 (2.50). This represents an increase of 10% over 2011.

Restructuring charges

Restructuring charges were SEK 3.4 (3.2) billion, excluding joint ventures. Restructuring charges mainly relate to continued execution of the service delivery strategy as well as other ongoing cost reduction measures. Cash outlays that have been provided for were SEK 1.2 (3.2) billion. At the end of the year, cash outlays of SEK 1.2 (1.3) billion remain to be made. Ericsson’s share in ST-Ericsson’s restructuring charges was SEK 0.3 (0.1) billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

FINANCIAL POSITION

CONSOLIDATED BALANCE SHEET (ABBREVIATED)

December 31, SEK billion	2012		2011	2010
Assets
Non-current assets, total	81.7		81.5	83.4
of which intangible assets	49.4		44.0	46.8
of which property, plant and equipment	11.5		10.8	9.4
of which financial assets	8.5		13.7	14.5
of which deferred tax assets	12.3		13.0	12.7
Current assets, total	193.3		198.8	198.4
of which inventory	28.8		33.1	29.9
of which trade receivables	63.7		64.5	61.1
of which other receivables/financing	24.1		20.7	20.2
of which short-term investments, cash and cash equivalents	76.7		80.5	87.2
Total assets	275.0	1)	280.3	281.8

Equity and liabilities
Equity	138.5		145.3	146.8
Non-current liabilities	39.1		38.1	38.3
of which post-employment benefits	9.5		10.0	5.1
of which borrowings	23.9		23.3	27.0
of which other non-current liabilities	5.7		4.8	6.2
Current liabilities	97.4		97.0	96.8
of which provisions	8.4		6.0	9.4
of which current borrowings	4.8		7.8	3.8
of which trade payables	23.1		25.3	25.0
of which other current liabilities	61.1		58.0	58.6
Total equity and liabilities1)	275.0		280.3	281.8

1)	Of which interest-bearing liabilities and post-employment benefits SEK 38.2 (41.0) billion.

Ericsson’s strategy is to maintain a strong balance sheet, including a sufficiently large cash position to ensure the financial flexibility to invest in future growth and to capture business opportunities. This has been particularly important during the past years’ difficult macroeconomic and financial market situation. By maintaining a strong cash position, the Company gains competitive advantages and can maintain an active strategy for selective acquisitions.

The Company’s capital targets are to have an equity ratio above 40%, to generate a cash conversion rate above 70%, to have a positive net cash position and to achieve solid investment grade ratings.

An important focus area is the monitoring of working capital. Major efforts have been made during the year in order to reduce days sales outstanding and inventory turnover days as well as to increase payable days. The target for days sales outstanding was met, while the other two targets were not achieved. Efforts to further reduce working capital will continue in 2013 and the working capital targets are the same as previous years.

For 2011, the dividend was SEK 2.50 per share. The Board of Directors will propose to the Annual General Meeting 2013 a dividend of SEK 2.75 per share for 2012. This represents a total dividend of approximately SEK 9.1 (8.2) billion. The proposal reflects year 2012’s earnings and balance sheet structure, as well as coming years’ business plans and economic development, according to Ericsson’s dividend policy.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Non-current assets

Intangible assets increased to SEK 49.4 (44.0) billion due to acquisitions during the year. Customer financing, current and non-current, increased to SEK 5.3 (4.2) billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Current assets

Inventory levels decreased at the end of the year. At year end, inventory was SEK 28.8 (33.1) billion. The target of inventory turnover days less than 65 days was not reached and improvement efforts will continue in 2013.

Trade receivables: Days sales outstanding reached 86 (91) days at year end due to strong sales and good collections. The Company’s credit losses have historically been low and continued to be so in 2012.

Net cash decreased by SEK 1.0 billion. For a more detailed discussion on changes in cash, see pages 47–50.

Equity

Equity decreased by SEK –6.8 billion primarily due to the non-cash charge of SEK 8.0 billion related to ST-Ericsson. The equity ratio was maintained at a healthy level of 50.4% (51.8%). Return on equity decreased to 4.1% (8.5%) due to lower profitability. Return on capital employed (ROCE) was 6.7% (11.3%).

Non-current liabilities

Post-employment benefits related to defined benefit plans declined to SEK 9.5 (10.0) billion. In 2012 there was a decrease in discount rates, which was offset as plan assets yielded higher than expected.

Non-current borrowings was almost unchanged at SEK 23.9 (23.3) billion. In 2012, Ericsson performed refinancing activities to extend its average debt maturity profile and to further diversify funding sources:

•	Issue of a USD-denominated 1 billion ten-year bond in order to refinance debt maturing in 2012 to 2014

•	Repurchase of EUR 441 million related to the 2013 and 2014 EMTN bonds in order to reduce gross debt and optimize net interest

•	Repayment of two SEK-denominated bonds with a total of SEK 3.5 billion at maturity

•	Taken up a loan with the Nordic Investment Bank of EUR 0.15 billion (or the equivalent in USD). The loan is divided into two equal tranches with seven-year and nine-year maturities respectively.

•

Signed loan agreement with the European Investment Bank of EUR 0.5 billion (or the equivalent in USD) with an option for disbursement until April 2014. The loan will mature seven years after disbursement

•	The Company also has unutilized committed credit facilities of USD 2.0 billion available, maturing in 2014.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Current liabilities

Provisions increased to SEK 8.4 (6.0) billion. SEK 1.2 (1.3) billion were related to restructuring. The cash outlays of provisions were SEK 3.5 (6.0) billion. The higher amount of provisions is due to a provision of SEK 3.3 billion related to ST-Ericsson. Provisions will fluctuate over time, depending on business mix, market mix and technology shifts.

Payable days decreased to 57 (62) days, reflecting the high level of network rollout where suppliers normally have shorter payment days. The target of payable days of more than 60 days was not met.

Off-balance sheet arrangements

There are currently no material off-balance sheet arrangements that have, or would be reasonably likely to have, a current or anticipated effect on the Company’s financial condition, revenues, expenses, result of operations, liquidity, capital expenditures or capital resources.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

CASH FLOW

Cash flow (abbreviated) January 1–December 31

SEK billion	2012	2011		2010
Net income	5.9	12.6		11.2
Income reconciled to cash	19.0	25.2		23.7
Changes in operating net assets	3.0	–15.2		2.9
Cash flow from operating activities	22.0	10.0		26.6
Cash flow from investing activities	–4.9	4.5		–12.5
of which capital expenditures, sales of PP&E, product development	–6.5	–6.1		–5.2
of which acquisitions/divestments, net	–2.1	–3.1		–2.8
of which short-term investments for cash management purposes and other investing activities	3.7	13.8		–4.5
Cash flow before financing activities	17.1	14.5		14.0

Cash flow from financing activities	–9.4	–6.5		–5.7

Cash conversion (Cash flow from operating activities divided by income reconciled to cash)	116%	40%		112%

Gross cash (Cash, cash equivalents and short-term investments)	76.7	80.5	1)	87.2

Net cash (Gross cash less interest-bearing liabilities and post-employment benefits)	38.5	39.5		51.3

1)	Including loan to ST-Ericsson of SEK 2.8 billion.

Cash conversion

Cash conversion was 116% (40%), above the target of 70%. Cash conversion in 2012 was positively impacted by lower working capital.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Cash flow from operating activities

The operating cash flow was positively impacted by reduced working capital.

Cash flow from investing activities

Cash outlays for regular investing activities increased to SEK –6.5 (–6.1) billion. Acquisitions and divestments during the year were net SEK –2.1 (–3.1) billion, with the major item being the USD 1.15 billion acquisition of Telcordia and the divestment of Sony Ericsson.

Cash flow from short-term investments for cash management purposes and other investing activities was net SEK 3.7 (13.8) billion, mainly attributable to changes between short-term investments and cash and cash equivalents.

Capital expenditures

Annual capital expenditures are normally around 2% of sales. This corresponds to the needs for keeping and maintaining the current capacity level, including the introduction of new technology and methods. Expenditures are largely related to test equipment in R&D units and network operations centers as well as manufacturing and repair operations.

The Board of Directors reviews the Company’s investment plans and proposals. The Company believes it has sufficient cash and cash generation capacity to fund expected capital expenditures without external borrowings in 2013.

We believe that the Company’s property, plant and equipment and the facilities the Company occupies are suitable for its present needs in most locations. As of December 31, 2012, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

Capital expenditures 2008–2012

SEK billion	2012	2011	2010	2009	2008
Capital expenditures	5.4	5.0	3.7	4.0	4.1
of which in Sweden	1.3	1.7	1.4	1.3	1.6
Share of annual sales	2.4%	2.2%	1.8%	1.9%	2.0%

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Cash flow from financing activities

Cash flow from financing activities was SEK –9.4 (–6.5) billion, mainly impacted by dividend paid of SEK –8.6 (–7.5) billion. Other financing activities net amounted to SEK –0.8 (1.0) billion. However, substantial refinancing activities were performed during 2012 to extend the average debt maturity profile and to further diversify funding sources. For more information see section “Non-Current Liabilities”, on previous page.

Cash held in countries with exchange controls

The Company holds cash or cash equivalents in countries where exchange controls or legal restrictions apply. These restrictions normally refer to approval procedures prior to cross-border cash transfers. The amount of cash and cash equivalents in such countries is SEK 10.6 (13.9) billion, of which SEK 9.2 (12.8) billion can be used for repayment of external and internal liabilities as well as other operating needs. Therefore, net cash and cash equivalents that are not readily available for use by the Group is SEK 1.4 (1.1) billion.

Gross cash and net cash

The change in gross cash of SEK 3.8 billion is related to ST-Ericsson where loans of SEK 5.0 billion were converted into investments. The net income reconciled to cash was SEK 19.0 (25.2) billion. Net operating assets was SEK 3.0 (–15.2) billion and investing activities SEK –14.7 (–9.9) billion. Dividends to shareholders amounted to SEK –8.6 (–7.5) billion. This resulted in a decrease in net cash of SEK 1.0 billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

BUSINESS RESULTS—REGIONS

Sales per region and segment 2012 and percent change from 2011

	Networks		Global Services		Support Solutions
SEK billion	2012	Percent change	2012	Percent change	2012	Percent change	Total 2012	Percent change
North America	30.5	6%	23.5	27%	2.7	103%	56.8	16%
Latin America	9.8	–15%	10.6	12%	1.6	65%	22.0	0%
Northern Europe and Central Asia	6.3	–35%	4.5	–10%	0.5	–6%	11.3	–25%
Western and Central Europe	6.2	–21%	10.6	3%	0.7	–27%	17.5	–8%
Mediterranean	9.5	–11%	13.0	10%	0.8	–42%	23.3	–2%
Middle East	6.8	–9%	7.3	7%	1.5	24%	15.6	1%
Sub-Saharan Africa	6.4	10%	3.9	14%	1.0	16%	11.3	12%
India	3.5	–42%	2.5	–22%	0.5	–14%	6.5	–34%
North East Asia	22.4	–19%	13.3	34%	0.5	0%	36.2	–5%
South East Asia and Oceania	8.0	6%	6.6	18%	0.5	–29%	15.1	9%
Other1)	7.9	–14%	1.2	–844%	3.1	90%	12.3	15%

Total	117.3	–11%	97.0	16%	13.5	26%	227.8	0%
Share of total	51%		43%		6%		100%

1)	Region “Other” includes licensing revenues, sales of cables, broadcast services, power modules and other businesses. In the regional dimension, all of the Telcordia sales are reported in the Support Solutions segment except for North America where it is split 50/50 between Global Services and Support Solutions. The acquired Technicolor Broadcast Service Division is reported in region “Other”. Multimedia brokering (IPX) was previously reported in each region in segment Support Solutions. For the first three quarters 2012 it was part of region “Other”. Multimedia brokering (IPX) was divested end of Sept. 2012.

BUSINESS RESULTS—SEGMENTS

Networks

Sales

Sales were SEK 117.3 (132.4) billion following a strong 2011. The decline is primarily related to lower sales in China, Russia, India and South Korea. North America grew despite the –40% decline in CDMA equipment sales. The IP portfolio developed favorably, especially packet core products.

The decline in sales of CDMA equipment was expected. Sales of CDMA equipment amounted to SEK 8.4 (14.0) billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

In CDMA, the priority has been to support customers’ migration to Ericsson’s LTE solution and excel in life-cycle management. Ericsson is today a key supplier to all four major operators in North America.

Profitability

Operating margin decreased due to lower sales as well as negative impact from a business mix with more coverage than capacity projects. In addition, modernization projects in Europe impacted profitability negatively.

Business in 2012

In 2012, Ericsson maintained its share of global installed base of radio base stations of close to 40%, which is almost the size of number two and three combined.

For the key market areas the Company addresses: Radio, IP and Transport as well as Core, preliminary market data indicates that the combined market share was 24%, down from 27% in 2011. The decline is due to a lower market share in the mobile network equipment market; from 38% in 2011 to 35% in 2012, negatively impacted by the technology shift in China, where investments are moving from GSM to other technology areas where Ericsson has limited presence.

Operators’ focus on improving network performance and on service differentiation has been a main driver for mobile broadband investments throughout the year.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

In 2012, AIR, the world’s first commercially deployed antenna-integrated radio and part of the RBS 6000 family, met accelerating demand. AIR provides enhanced radio performance and ease of deployment.

After the initial large-scale LTE rollouts in the US, Korea and Japan, Ericsson is now starting to see other countries following. Late 2012, Latin America started LTE rollouts and after executing awarded contracts Ericsson will have a strong LTE footprint in Latin America, substantially higher than its 3G market share in the region.

Up until the end of 2011, Ericsson had won a total of 38 contracts for LTE on five continents.

At the end of 2012, Ericsson had won more than 120 contracts for LTE on six continents. More than 60 LTE networks were in commercial use.

Ericsson’s global market share for LTE was twice as big as the largest competitor, measured in shipments for full year 2012

In 2012, Ericsson put the world’s first converged multi-standard radio base station for LTE FDD/TDD into commercial operation.

The demand for IMS is increasing as operators are preparing to launch Voice over LTE (VoLTE). Ericsson has a number of contracts for VoLTE.

The demand for circuit-switched core will continue to decline.

During the year, the Smart Services Router (SSR) gained good traction and 39 contracts were signed.

Competitors

In the Networks segment, Ericsson competes mainly with telecommunication equipment suppliers such as Alcatel-Lucent, Cisco, Huawei, Juniper, Nokia Siemens Networks, Samsung and ZTE. The Company also competes with local and regional manufacturers and providers of telecommunications equipment.

Global Services

Two subareas are reported in Global Services: Professional Services and Network Rollout. Professional Services includes Managed services, Customer Support as well as Consulting and Systems Integration.

Sales

Sales were SEK 97.0 (83.9) billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

The growth in Professional Services is mainly related to continued good momentum in Managed Services as well as in Consulting and Systems Integration. Operators continue to focus on increasing operational efficiency and reducing operating expenses through transformation activities in the voice, IP and OSS and BSS domains which drive demand for managed services and consulting and systems integration. More than 60% of Professional Services sales were recurrent.

The increase in Network Rollout is related to major activities in North East Asia, North America and Europe reflecting the high coverage project activity.

Profitability

Global Services’ operating margin development was stable, despite the continued loss in Network Rollout, due to continued efficiency gains and higher sales in Professional Services. Professional Services has over the past years shown an operating margin of 11–14%. Network Rollout is a low-margin business due to its high level of third-party suppliers for services such as civil works. The losses in 2012 are mainly a consequence of network modernization projects in Europe.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Restructuring charges from continuous transformation of the service delivery organization is a natural part of the services business.

Business in 2012

Market demand for services continued to grow in both subareas. Ericsson also strengthened its capabilities to address new markets and customers in areas such as IT Managed Services and Broadcast Services. The Company’s capability to deliver services remotely from the four global services centers expanded with the establishment of two new global network operation centers in Asia and Latin America.

The telecom services market is highly fragmented with a few global, but many local suppliers. In telecoms services, internal market data indicates that the Company reached a market share of 13% and is larger than any of its competitors in this fragmented market.

During 2012, 52 (70) managed services contracts were signed of which 19 (32) were expansions or extensions. In 2012, 24 (34) significant consulting and systems integration contracts were signed. At year end, there were approximately 950 (900) million subscribers in networks managed by Ericsson. Approximately 550 (500) million subscribers were in network operations contracts.

The number of services professionals also increased during the year from 56,000 end of 2011 to 60,000 end of 2012. The strategy to industrialize the service delivery continues and the capability of remote delivery has now reached a level of 23% in 2012 compared with 17% in 2011. This increases capacity and provides economies of scale.

Competitors

Competition in services includes the traditional telecommunication equipment suppliers. The Company also competes with companies such as Accenture, HP, IBM, Oracle, Tata Consultancy Services and Tech Mahindra. Among the competition is also a large number of smaller but specialized companies operating on a local or regional basis.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Support Solutions

Sales

Sales were SEK 13.5 (10.6) billion. Sales development was good in all four strategic focus areas, i.e. OSS, BSS, TV and Media Management and M-Commerce.

The acquired Telcordia operation added sales of SEK 2.1 billion, representing 50% of Telcordias total sales. The divested Multimedia brokering business (IPX) contributed with sales of SEK 1.2 billion for the first nine months of the year.

Profitability

Increased sales and execution on the new strategy, as well as portfolio streamlining and efficiency improvement, generated a higher operating margin. The divestment of IPX generated a capital gain of SEK 0.2 billion.

Business in 2012

The segment changed name in 2012 from Multimedia to Support Solutions following a change of strategy. Focus is now on OSS and BSS solutions, TV and Media management and M-Commerce.

Ericsson has a leading position in both OSS and BSS.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

In BSS, Ericsson has 280 charging and billing installations which at year end served two billion subscriptions. Ericsson’s market share in prepaid is 31%.

In the media market, Ericsson is number one in broadcast video contribution, distribution and satellite direct-to-home. Customers include BSkyB, Chunghwa Telecom, Telekom A1, DirecTV, EBU and ESPN.

In M-Commerce, Ericsson is offering a mobile wallet platform and hosted services for interoperability between mobile and financial services. In 2012, the Company signed agreements for wallet payments with Western Union and MTN.

Competitors

The markets for BSS, OSS, TV and Media management and M-Commerce are fragmented with many local players. Competitors vary depending on the solution being offered. In the OSS and BSS market, they include many of the traditional telecommunication equipment suppliers as well as IT suppliers, such as Amdocs, Comverse and Oracle. Competition in the TV business includes Harmonic and Harris. Competition in M-Commerce includes Comviva, Sybase, Infosys and Gemalto.

The JV ST-Ericsson

ST-Ericsson is a 50/50 joint venture between STMicroelectronics and Ericsson, established in 2009. The Ericsson share of ST-Ericsson’s results is accounted for according to the equity method. ST-Ericsson’s main competitor is Qualcomm.

In December 2012, STMicroelectronics announced its intention to exit as a shareholder in ST-Ericsson. On the same day, Ericsson announced that it will continue to work together with STMicroelectronics to find a suitable strategic solution for ST-Ericsson. In December, Ericsson also stated that it will not acquire the full majority of ST-Ericsson and that the Company intends to write down investments and make a provision related to its 50% stake in ST-Ericsson.

This resulted in a non-cash charge of SEK 8.0 billion in 2012. The charge includes write-down of SEK 4.7 billion of investments to reflect the current best estimate of Ericsson’s share of the fair market value of the joint venture. The charge also includes a provision of SEK 3.3 billion related to the available strategic options at hand for the future of the ST-Ericsson assets. As of year-end 2012, there are no more investments related to ST-Ericsson on Ericsson’s balance sheet.

Ericsson continues to believe that the modem technology, which it originally contributed to the JV, has a strategic value to the wireless industry.

Business and financial performance in 2012

Early 2012, ST-Ericsson set a new strategic direction aiming at lowering its break-even point and introducing new technologies as well as developing competitive system solutions either directly or with partners.

During 2012, ST-Ericsson reached key maturity milestones with its advanced LTE modem. That is tested with customers and is anticipated to be commercialized in 2013. The NovaThor ModAp is the world’s fastest integrated LTE modem and application processor platform. The ModAp delivers industry-leading performance while improving battery life.

ST-Ericsson sales in 2012 decreased –18% to USD 1.4 (1.7) billion. The operating loss for the year, adjusted for restructuring charges, was USD –0.8 (–0.7) billion. Adjustments for IFRS compliance mainly consist of capitalization of R&D expenses for hardware development.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

ST-Ericsson’s net financial position was USD 37 (–798) million at year-end, reflecting the cancellation of the parents’ loan facility. Ericsson’s share in ST-Ericsson’s income before taxes, adjusted to IFRS, was SEK –11.7 (–2.7) billion including the non-cash charge of SEK 8.0 billion.

The JV Sony Ericsson

In February 2012, Ericsson announced the completion of the divestment of its 50% stake in Sony Ericsson Mobile Communications to Sony. The agreed cash consideration for the transaction was EUR 1.05 billion. The deal includes a broad IPR cross-licensing agreement. Sony Ericsson was consolidated until December 31, 2011, according to the equity method.

The divestment resulted in a gain of SEK 7.7 billion and a positive cash flow effect of SEK 9.1 billion.

CORPORATE GOVERNANCE

In accordance with the Annual Accounts Act ((SFS 1995:1554), Chapter 6, Sections 6 and 8) and the Swedish Corporate Governance Code (the “Code”), a separate Corporate Governance Report, including an Internal Control section, has been prepared. It is attached to this Annual Report.

Continued compliance with the Swedish Corporate Governance Code

Ericsson applies the Code and is committed to complying with best-practice corporate governance standards on a global level wherever possible. In 2012, Ericsson did not report any deviations from the Code.

High ethical standards

Ericsson’s Code of Business Ethics summarizes the Group’s basic policies and directives governing its relationships internally, with its stakeholders and with others. It also sets out how the Group works to achieve and maintain its high ethical standards. There have been no amendments or waivers to Ericsson’s Code of Business Ethics for any Director, member of management or other employee.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Board of Directors 2012/2013

The Annual General Meeting held on May 3, 2012, re-elected Leif Johansson Chairman of the Board. Roxanne S. Austin, Sir Peter L. Bonfield, Börje Ekholm, Ulf J. Johansson, Sverker Martin-Löf, Nancy McKinstry, Anders Nyrén, Hans Vestberg, Michelangelo Volpi and Jacob Wallenberg were re-elected and Alexander Izosimov was elected new member of the Board. Pehr Claesson, Kristina Davidsson and Karin Åberg were appointed employee representatives by the unions, with Rickard Fredriksson, Karin Lennartsson and Roger Svensson as deputies.

Management

Hans Vestberg has been President and CEO of the Group since January 1, 2010. The President and CEO is supported by the Group management, consisting of the Executive Leadership Team (ELT). During 2012, the ELT consisted of the President and CEO, the heads of Group functions, the heads of business units and two of the heads of Ericsson’s regions.

A management system is in place to ensure that the business is well controlled and has the ability to fulfill the objectives of major stakeholders within established risk limits. The system also monitors internal control and compliance with applicable laws, listing requirements and governance codes.

Remuneration

Fees to the members of the Board of Directors and the remuneration to Group management, as well as the 2012 Guidelines for remuneration to Group Management, are reported in Notes to the consolidated financial statements—Note C28, “Information regarding members of the Board of Directors, the Group management and employees”.

As of December 31, 2012, there were no loans outstanding from and no guarantees issued to or assumed by Ericsson for the benefit of any member of the Board of Directors or senior management.

The Board of Directors’ proposal for guidelines for remuneration to Group management

The Board of Directors proposes the following guidelines for remuneration to Group management, consisting of the Executive Leadership Team, for the period up to the Annual General Meeting (AGM) 2014. Compared to the guidelines resolved by the AGM 2012, these guidelines have been amended to enable consecutive time-limited arrangements according to the third item in the list below. Information on estimated costs for variable remuneration has been removed from the guidelines and is instead appended to the AGM 2013 proposal.

Guidelines for remuneration to Group Management:

For Group Management consisting of the Executive Leadership Team, including the President and CEO, total remuneration consists of fixed salary, short- and long-term variable remuneration, pension and other benefits. The following guidelines apply for the remuneration to the Executive Leadership Team:

•

Variable remuneration is through cash and stock-based programs awarded against specific business targets derived from the long-term business plan approved by the Board of Directors. Targets may include financial targets at either Group or unit level, operational targets, employee engagement targets and customer satisfaction targets

•	All benefits, including pension benefits, follow the competitive practice in the home country taking total compensation into account. The retirement age is normally 60 to 65 years of age

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

•

By way of exception, additional arrangements can be made when deemed necessary. An additional arrangement can be renewed but each such arrangement shall be limited in time and shall not exceed a period of 36 months and twice the remuneration that the individual concerned would have received had no additional arrangement been made

•

The mutual notice period may be no more than six months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months fixed salary is paid. Notice of termination given by the employee due to significant structural changes, or other events that in a determining manner affect the content of work or the condition for the position, is equated with notice of termination served by the Company.

MATERIAL CONTRACTS

Material contractual obligations are outlined in Note C31, “Contractual obligations.” These were entered into in the ordinary course of business and were primarily related to operating leases for office and production facilities, purchase contracts for outsourced manufacturing, R&D and IT operations, and the purchase of components for the Company’s own manufacturing.

Ericsson is party to certain agreements, which include provisions that may take effect or be altered or invalidated by a change in control of the Company as a result of a public takeover offer. However, none of the agreements currently in effect would entail any material consequence to Ericsson due to a change in control of the Company.

RISK MANAGEMENT

Risks are defined in both short-term and long-term perspective. They are categorized into industry and market risks, commercial risks, operational risks and compliance risks.

Ericsson’s risk management is based on the following principles, which apply universally across all business activities and risk types:

•	Risk management is an integrated part of the Ericsson Group Management System

•

Each operational unit is accountable for owning and managing its risks according to policies, directives and process tools. Decisions are made or escalated according to defined delegation of authority. Financial risks are coordinated through Group Function Finance

•

Risks are dealt with during the strategy process, annual planning and target setting, continuous monitoring through monthly and quarterly steering group meetings and during operational processes (customer projects, customer bid/contract, acquisition, investment and product development projects). They are subject to various controls such as decision tollgates and approvals.

At least twice a year, in connection with the approval of strategy and targets, risks are reviewed by the Board of Directors.

A central security unit coordinates management of certain risks, such as business interruption, information security and physical security. The Crisis Management Council deals with events of a serious nature.

For information on risks that could impact the fulfillment of targets and form the basis for mitigating activities, see the other sections of the Board of Directors’ report, Notes C2, “Critical accounting estimates and judgments”, C14, “Trade receivables and customer finance”, C19, “Interest-bearing liabilities”, C20, “Financial risk management and financial instruments” and the chapter Risk factors.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

SOURCING AND SUPPLY

Ericsson’s hardware largely consists of electronics. For manufacturing, the Company purchases customized and standardized components and services from several global providers as well as from local and regional suppliers. Certain types of components, such as power modules and cables, are produced in-house.

The production of electronic modules and sub-assemblies is mostly outsourced to manufacturing services companies, of which the vast majority are in low-cost countries. Production of radio base stations is largely done in-house and on-demand. This consists of assembling and testing modules and integrating them into complete units. Final assembly and testing are concentrated to a few sites. Ericsson has 16 manufacturing sites in Brazil, China, Estonia, India, Italy, Mexico and Sweden.

A number of suppliers design and manufacture highly specialized and customized components. The Company generally attempts to negotiate global supply agreements with its primary suppliers. Ericsson’s suppliers are required to comply with the Code of Conduct.

Where possible, Ericsson relies on alternative supply sources and seeks to avoid single source supply situations. A need to switch to an alternative supplier may require allocation of additional resources. This process could take some time to complete.

Variations in market prices for raw materials generally have a limited effect on total cost of goods sold. For more information, see chapter Risk Factors.

SUSTAINABILITY AND CORPORATE RESPONSIBILITY

The Company has implemented strong social, environmental and ethical standards supporting value creation and risk management. This commitment generates positive business impacts, which in turn benefit society.

Ericsson’s approach to Sustainability and Corporate Responsibility (CR) is integrated into its core business operations throughout its value chain. The Board of Directors considers these aspects in governance decision-making. Group policies and directives ensure consistency across global operations.

Ericsson publishes an annual Sustainability and Corporate Responsibility Report, which provides additional information.

Responsible business practices

Since 2000, Ericsson has actively supported the UN Global Compact, and endorses its ten principles regarding human and labor rights, anti-corruption and environmental protection. The Ericsson Group Management System (EGMS) includes a Code of Business Ethics and a Code of Conduct (CoC), among other policies which reflect responsible business practices. Promotion of these practices is reinforced by employee awareness training, workshops and monitoring, including a global assessment plan run by an external assurance provider.

In 2012, Ericsson has continued to develop its anti-corruption program and expanded its whistleblower procedure.

Human rights

In 2012, the Company updated its Code of Business Ethics to reflect the ongoing commitment to respect human rights, and the UN Guiding Principles on Business and Human Rights. Ericsson has worked actively to

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

strengthen its internal governance processes including the Sales Compliance Board, which also considers potential negative human rights impacts in its decisions. The Company joined the Shift Business Learning Program to support human rights risk analysis capabilities.

Ericsson is part of the Burma (Myanmar) Human Rights and Business Framework, led by the Institute for Human Rights and Business and the Danish Human Rights Institute. Together with Deloitte, the Company launched a report, “The Potential Economic Impact of Mobile Communications in Myanmar,” which shows the importance of mobile communications from both GDP and job-creation perspectives.

Supply chain

Suppliers must comply with Ericsson’s CoC. Approximately 170 employees, covering all regions, are trained as supplier CoC auditors. The Company uses a risk-based approach to ensure that the high risk portfolio areas, and highest risk markets, are targeted first. For prioritized areas, Ericsson performs regular audits and works with suppliers to ensure measurable and continuous improvements. Findings are followed up to ensure that improvements are made. Training for suppliers is available in 13 languages.

To effectively address the issue of conflict minerals, including compliance with the US Dodd-Frank Act and the disclosure rule adopted by the U.S. Securities and Exchange Commission (SEC), Ericsson takes active measures in its sourcing and product management processes. Ericsson also participates in industry initiatives such as The Extractives Workgroup on conflict minerals, driven by the Global e-Sustainability Initiative (GeSI).

Reducing environmental impact

Energy use of products in operation remains the Company’s most significant environmental impact. Ericsson works proactively with its customers to encourage network and site energy optimization, through innovative products, software, solutions and advisory services. Processes and controls are in place to ensure compliance with relevant product-related environmental, customer and regulatory requirements. The Company works actively to reduce its own environmental impact, with a focus on Design for Environment, which includes product energy efficiency and materials management.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

A five-year target which aims to reduce the Ericsson carbon footprint intensity by 40% was set in 2009 (with a 2008 baseline). The target comprises two focus areas: Ericsson’s own activities and the life-cycle impacts of products in operation. In 2012, Ericsson exceeded the annual 10% reduction target and, as a result, the target has been achieved in four years instead of five, with the following results:

•	A 22% reduction in direct emission intensity from own activities was achieved during 2012, including facilities energy use, product transportation and business travel. This was achieved by

—	reducing absolute emissions from business travel by 16%

—	reducing absolute emissions from product transportation by 12%

—	decreasing facility energy consumption by approximately 3%. while related emissions increased by 13%

•	A 16% reduction in indirect emission intensity from life-cycle impacts of products in operation was achieved in 2012.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Product take-back and recycling

Ericsson Ecology Management is a program to take responsibility for products at the end of their life and to treat them in an environmentally preferable way. The program also ensures that Ericsson fulfills its extended producer responsibility and is offered to all customers globally free of charge, not only in markets where it is mandatory.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Radio waves and health

Ericsson employs rigid product testing and installation procedures with the goal of ensuring that radio wave exposure levels from Ericsson products and network solutions are below established safety limits. The Company provides public information on radio waves and health, and supports independent research to further increase knowledge in this area. Since 1996, Ericsson has cosponsored over 90 studies related to electromagnetic fields and health. Independent expert groups and public health authorities, including the World Health Organization, have reviewed the total amount of research and have consistently concluded that the balance of evidence does not demonstrate any health effects associated with radio wave exposure from either mobile phones or radio base stations.

Ericsson has been cosponsoring the Swedish part of the international COSMOS study, which aims to carry out long-term health monitoring of more than 200,000 people to identify if there are any health issues linked to long-term mobile phone use. To assure scientific independence there is a firewall in place between the industrial sponsors and the researchers.

Climate change

Information and Communication Technology (ICT) represents about 2% of global CO2 emissions, but can potentially offset 16% of the remaining 98% from other industries, according to GeSI’s SMARTer2020 report. The report also shows that the abatement potential of ICT is over seven times its own emissions. Ericsson takes measures to ensure that its own carbon footprint intensity is continuously reduced.

Ericsson’s sustainability strategy includes focus on the role broadband can play in helping to offset global CO2 emissions, 70% of which are attributed to cities, according to UN-Habitat. Ericsson works on sustainable city solutions and is engaged in global climate policy. Ericsson’s President and CEO Hans Vestberg leads the Climate Change Working Group of the Broadband Commission for Digital Development which launched the report “The Broadband Bridge: Linking ICT with climate action for a low-carbon economy.”

Technology for Good

In 2011, Ericsson launched the Technology for Good program, focused on applying the Company’s expertise, global presence and scale to find market-based solutions that empower people, business and society to help shape a more sustainable world. Mobile connectivity fuels economic growth, which is vital for billions of people living at the base of the economic pyramid. Ericsson has used its technology and competence to help achieve the Millennium Development Goals (MDGs) for more than a decade. Ericsson’s President and CEO also joined the Leadership Council of the Sustainable Development Solutions Network, an initiative of the UN Secretary General, to contribute to the post-2015 development agenda and the Sustainable Development Goals. The Company engages in many Technology for Good projects globally, including Connect to Learn and Ericsson Response™.

Reporting according to GRI 3.0

Full key performance data is available on the Ericsson website and has achieved an A+ rating according to the Global Reporting Initiative (GRI). The performance data has been assured, and the application level has been checked by a third party.

LEGAL PROCEEDINGS

On November 27, 2012, Ericsson filed two patent infringement lawsuits in the US District Court for the Eastern District of Texas against Samsung. Ericsson seeks damages and an injunction. Ericsson also asked the

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Court to adjudge that Samsung breached its commitment to license any standard-essential patents it owns on fair, reasonable, and non-discriminatory terms and to declare Samsung’s allegedly standard essential patents to be unenforceable.

On November 30, 2012, Ericsson filed a complaint with the US International Trade Commission, ITC, seeking an exclusion order blocking Samsung from importing certain products into the USA. The ITC instituted an investigation of Ericsson’s complaint on January 3, 2013.

On December 21, 2012, Samsung filed a complaint with the US International Trade Commission seeking an exclusion order blocking Ericsson from importing certain products into the USA. The ITC instituted an investigation of Samsung’s complaint on January 25, 2013.

On October 1, 2012, Wi-LAN Inc. filed a complaint against Ericsson in the US District Court of Southern Florida alleging that Ericsson’s LTE products infringe three of Wi-LAN’s US patents. The parties are presently engaged in discovery. Ericsson was, on October 4, 2010, sued by Wi-LAN in another patent infringement law suit in the US District Court for the Eastern District of Texas. Wi-LAN alleged that Ericsson products, compliant with the 3GPP standard. Infringe three US patents assigned to Wi-LAN. A trial is scheduled for April 2013.

In February 2012, Airvana Networks Solutions Inc. sued Ericsson in the Supreme Court of the State of New York, alleging that Ericsson has violated key contract terms and misappropriated Airvana trade secrets and proprietary information. Airvana is seeking damages of USD 330 million and to enjoin Ericsson from developing, deploying or commercializing Ericsson products allegedly based on Airvana’s proprietary technology. In April 2012, the Court heard Airvana’s request for preliminary injunction. The motion for preliminary injunction remains under consideration by the Court. The parties are presently engaged in further discovery.

In 2011, TruePosition sued Ericsson, Qualcomm, Alcatel-Lucent, the European Telecommunications Standards Institute (ETSI) and the Third Generation Partnership Project (3GPP) in the US District Court for the Eastern District of Pennsylvania for purported federal antitrust violations. The complaint alleged that Ericsson , Qualcomm and Alcatel-Lucent illegally conspired to block the adoption of TruePosition’s proprietary technology into the new mobile positioning standards for LTE, while at the same time ensuring that their own technology was included into the new standards. In January 2012, the Court dismissed the complaint on a “without prejudice” basis. Following the dismissal, TruePosition filed an amended complaint in February 2012. The case is proceeding to discovery.

In 2007, H3G S.p.A. (H3G) filed arbitral proceedings in Italy against Ericsson. H3G claims compensation from Ericsson for alleged breach of contract. H3G claims approximately EUR 475 million plus default interest. In addition to denying the claim in substance, Ericsson made a number of formal objections to the claim and filed a motion for the case to be dismissed. Ericsson’s formal objections were however dismissed by the Arbitral Tribunal in a partial award rendered in February 2012. The Tribunal has appointed experts to render an opinion on various substantive technical and financial issues. The final report was rendered in February 2013. The final arbitral award is expected to be rendered at the end of 2013.

In addition to the proceedings discussed above, the Company is, and in the future may be, involved in various other lawsuits, claims and proceedings incidental to the ordinary course of business.

PARENT COMPANY

The Parent Company business consists mainly of corporate management, holding company functions and internal banking activities. It also handles customer credit management, performed on a commission basis by Ericsson Credit AB.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

The Parent Company has 6 (6) branch offices. In total, the Group has 71 (70) branch and representative offices.

Financial information

Income after financial items was SEK –4.9 (4.4) billion. The Parent Company had no sales in 2012 or 2011 to subsidiaries, while 34% (31%) of total purchases of goods and services were from such companies.

Major changes in the Parent Company’s financial position for the year included:

•

Write-down of original investment in ST-Ericsson of SEK 8.6 billion. This write-down does not have any impact on Group level. Another write-down was made including the short-term credit facility to ST-Ericsson of SEK 5.0 billion. and a provision of SEK 3.3 billion relating to the strategic options at hand for ST-Ericsson assets. The total write-downs and provision related to ST-Ericsson amount to SEK 17.0 billion.

•	Increased current and non-current receivables from subsidiaries of SEK 7.2 billion.

•	Increased other current receivables of SEK 1.7 billion

•	Increased cash, cash equivalents and short-term investments of SEK 1.3 billion

•	Increased current and non-current liabilities to subsidiaries of SEK 8.7 billion

•	Decreased other current liabilities of SEK 1.1 billion.

At year-end, cash, cash equivalents and short-term investments amounted to SEK 57.4 (56.1) billion.

Share information

As per December 31, 2012, the total number of shares in issue was 3,305,051,735, of which 261,755,983 were Class A shares, each carrying one vote, and 3,043,295,752 were Class B shares, each carrying one tenth of one vote. Both classes of shares have the same rights of participation in the net assets and earnings.

The Annual General Meeting (AGM) 2012 resolved to issue 31.7 million Class C shares for the Long-Term Variable Remuneration Program (LTV). In accordance with an authorization from the AGM, in the second quarter 2012, the Board of Directors resolved to repurchase the new issued shares, which were subsequently converted into Class B shares. The quotient value of the repurchased shares was SEK 5.00, totaling SEK 158.5 million, representing less than one percent of capital stock, and the acquisition cost was approximately SEK 158.7 million.

The two largest shareholders at year-end were Investor and Industrivärden holding 21.37% and 14.96% respectively of the voting rights in the Parent Company.

In accordance with the conditions of the Long-Term Variable Remuneration Program (LTV) for Ericsson employees, 9,748,408 treasury shares were sold or distributed to employees in 2012. The quotient value of these shares was SEK 5.00, totaling SEK 48.7 million, representing less than 1% of capital stock, and compensation received for shares sold and distributed shares amounted to SEK 91.2 million.

The holding of treasury stock at December 31, 2012 was 84,798,095 Class B shares. The quotient value of these shares is SEK 5.00, totaling SEK 424.0 million, representing 2.6% of capital stock, and the related acquisition cost amounts to SEK 655.3 million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Proposed disposition of earnings

The Board of Directors proposes that a dividend of SEK 2.75 (2.50) per share be paid to shareholders duly registered on the record date April 12, 2013, and that the Parent Company shall retain the remaining part of non-restricted equity.

The Class B treasury shares held by the Parent Company are not entitled to receive dividend. Assuming that no treasury shares remain on the record date, the Board of Directors proposes that earnings be distributed as follows:

Amount to be paid to the shareholders	SEK 9,088,892,271
Amount to be retained by the Parent Company	SEK 16,535,096,753

Total non-restricted equity of the Parent Company	SEK 25,623,989,024

As a basis for its dividend proposal, the Board of Directors has made an assessment in accordance with Chapter 18, Section 4 of the Swedish Companies Act of the Parent Company’s and the Group’s need for financial resources as well as the Parent Company’s and the Group’s liquidity, financial position in other respects and long-term ability to meet their commitments. The Group reports an equity ratio of 50% (52%) and a net cash amount of SEK 38.5 (39.5) billion

The Board of Directors has also considered the Parent Company’s result and financial position and the Group’s position in general. In this respect, the Board of Directors has taken into account known commitments that may have an impact on the financial positions of the Parent Company and its subsidiaries.

The proposed dividend does not limit the Group’s ability to make investments or raise funds, and it is the Board of Directors’ assessment that the proposed dividend is well-balanced considering the nature, scope and risks of the business activities as well as the capital requirements for the Parent Company and the Group in addition to coming years’ business plans and economic development.

POST-CLOSING EVENTS

On January 10, 2013, Ericsson entered into an agreement with Unwired Planet whereby Ericsson will transfer 2,185 issued patents and patent applications to Unwired Planet. Ericsson will also contribute 100 additional patent assets annually to Unwired Planet commencing in 2014 through 2018. Unwired Planet will compensate Ericsson with certain ongoing rights in future revenues generated from the enlarged patent portfolio. Unwired Planet will also grant Ericsson a license to its patent portfolio.

On January 21, 2013, Ericsson announced its intention to acquire Devoteam Telecom & Media operations in France. Devoteam has employees in Europe, Middle East and Africa. The acquisition is in line with Ericsson’s services strategy to broaden its IT capabilities.

In January, 2013, ST-Ericsson was granted a loan facility by their owners of USD 260 million. Ericsson’s share of this credit facility is USD 130 million.

On January 10, 2013 Adaptix Inc. filed two lawsuits against Ericsson, AT&T, AT&T Mobility and MetroPCS Communications in the US District Court for Eastern District of Texas alleging that certain Ericsson products infringe five US patents assigned to Adaptix. Adaptix seeks damages and an injunction.

On January 25 Adaptix filed a complaint with the US International Trade Commission (ITC) against Ericsson, AT&T, AT&T Mobility and MetroPCS Communications requesting that the commission open a patent

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

infringement investigation of certain Ericsson products and further on January 29 Adaptix filed a complaint with the Tokyo District Court alleging certain Ericsson products infringe two Japanese patents assigned to Adaptix. Adaptix seeks damages and an injunction.

On March 18, 2013, Ericsson and STMicroelectronics announced an agreement on the way forward for the joint venture (JV) ST-Ericsson.

The main steps agreed upon to split up the JV are the following: Ericsson will take on the design, development and sales of the LTE multimode thin modem products, including 2G, 3G and 4G multimode; ST will take on the existing ST-Ericsson products, other than LTE multimode thin modems, and related business as well as certain assembly and test facilities; starting the close down of the remaining parts of ST-Ericsson.

The formal transfer of the relevant parts of ST-Ericsson to the parent companies is expected to be completed during the third quarter of 2013, subject to regulatory approvals.

After the split up it is proposed that Ericsson will assume approximately 1,800 employees and contractors.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Telefonaktiebolaget LM Ericsson (publ)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders equity and cash flows present fairly, in all material respects, the financial position of Telefonaktiebolaget LM Ericsson and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, which can be found herein, under “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

Stockholm, April 8, 2013

By:	/s/ PricewaterhouseCoopers
Name:	PricewaterhouseCoopers AB

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

January–December, SEK million	Notes	2012	2011	2010
Net sales	C3, C4	227,779	226,921	203,348
Cost of sales		–155,699	–147,200	–129,094

Gross income		72,080	79,721	74,254
Gross margin (%)		31.6%	35.1%	36.5%
Research and development expenses		–32,833	–32,638	–31,558
Selling and administrative expenses		–26,023	–26,683	–27,072

Operating expenses		–58,856	–59,321	–58,630
Other operating income and expenses	C6	8,965	1,278	2,003

Operating income before shares in earnings of joint ventures and associated companies		22,189	21,678	17,627
Operating margin before shares in earnings of joint ventures and associated companies (%)		9.7%	9.6%	8.7%
Share in earnings of joint ventures and associated companies	C3, C12	–11,731	–3,778	–1,172
Operating income		10,458	17,900	16,455
Financial income	C7	1,708	2,882	1,047
Financial expenses	C7	–1,984	–2,661	–1,719

Income after financial items		10,182	18,121	15,783
Taxes	C8	–4,244	–5,552	–4,548

Net income		5,938	12,569	11,235

Net income attributable to:
Stockholders of the Parent Company		5,775	12,194	11,146
Non-controlling interest		163	375	89

Other information
Average number of shares, basic (million)	C9	3,216	3,206	3,197
Earnings per share attributable to stockholders of the Parent Company, basic (SEK)1)	C9	1.80	3.80	3.49
Earnings per share attributable to stockholders of the Parent Company, diluted (SEK)1)	C9	1.78	3.77	3.46

1)	Based on Net income attributable to stockholders of the Parent Company.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

January–December, SEK million	Notes	2012	2011	2010
Net income		5,938	12,569	11,235

Other comprehensive income
Actuarial gains and losses, and the effect of the asset ceiling, related to pensions	C16	–451	–6,963	3,892
Revaluation of other investments in shares and participations
Fair value remeasurement	C16	6	—	7
Cash Flow hedges
Gains/losses arising during the period	C16	1,668	996	966
Reclassification adjustments for gains/losses included in profit or loss	C16	–568	–2,028	–238
Adjustments for amounts transferred to initial carrying amount of hedged items	C16	92	—	–136
Changes in cumulative translation adjustments	C16	–3,947	–964	–3,259
Share of other comprehensive income of joint ventures and associated companies	C16	–486	–262	–434
Tax on items relating to components of Other comprehensive income	C16	–422	2,158	–1,120

Total other comprehensive income		–4,108	–7,063	–322

Total comprehensive income		1,830	5,506	10,913

Total Comprehensive Income attributable to:
Stockholders of the Parent Company		1,716	5,081	10,814
Non-controlling interest		114	425	99

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

CONSOLIDATED BALANCE SHEET

December 31, SEK million	Notes	2012	2011
Assets
Non-current assets
Intangible assets	C10
Capitalized development expenses		3,840	3,523
Goodwill		30,404	27,438
Intellectual property rights, brands and other intangible assets		15,202	13,083

Property, plant and equipment	C11, C26, C27	11,493	10,788
Financial assets
Equity in joint ventures and associated companies	C12	2,842	5,965
Other investments in shares and participations	C12	386	2,199
Customer finance, non-current	C12	1,290	1,400
Other financial assets, non-current	C12	3,964	4,117
Deferred tax assets	C8	12,321	13,020

		81,742	81,533
Current assets
Inventories	C13	28,802	33,070

Trade receivables	C14	63,660	64,522
Customer finance, current	C14	4,019	2,845
Other current receivables	C15	20,065	17,837
Short-term investments	C20	32,026	41,866
Cash and cash equivalents	C25	44,682	38,676

		193,254	198,816
Total assets		274,996	280,349

Equity and liabilities
Equity
Stockholders’ equity	C16	136,883	143,105
Non-controlling interest in equity of subsidiaries	C16	1,600	2,165

		138,483	145,270
Non-current liabilities
Post-employment benefits	C17	9,503	10,016
Provisions, non-current	C18	211	280
Deferred tax liabilities	C8	3,120	2,250
Borrowings, non-current	C19, C20	23,898	23,256
Other non-current liabilities		2,377	2,248

		39,109	38,050
Current liabilities
Provisions, current	C18	8,427	5,985
Borrowings, current	C19, C20	4,769	7,765
Trade payables	C22	23,100	25,309
Other current liabilities	C21	61,108	57,970

		97,404	97,029
Total equity and liabilities1)		274,996	280,349

1)	Of which interest-bearing liabilities and post-employment benefits SEK 38,170 (41,037) million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

CONSOLIDATED STATEMENT OF CASH FLOWS

January–December, SEK million	Notes	2012		2011	2010
Operating activities
Net income		5,938		12,569	11,235
Adjustments to reconcile net income to cash	C25	13,077		12,613	12,490

		19,015		25,182	23,725

Changes in operating net assets
Inventories		2,752		–3,243	–7,917
Customer finance, current and non-current		–1,259		74	–2,125
Trade receivables		–1,103		–1,700	4,406
Trade payables		–1,311		–1,648	5,964
Provisions and post-employment benefits		–1,920		–5,695	–2,739
Other operating assets and liabilities, net		5,857		–2,988	5,269

		3,016		–15,200	2,858

Cash flow from operating activities		22,031		9,982	26,583

Investing activities
Investments in property, plant and equipment	C11	–5,429		–4,994	–3,686
Sales of property, plant and equipment		568		386	124
Acquisitions of subsidiaries and other operations	C25, C26	–11,529	1)	–3,181	–3,286
Divestments of subsidiaries and other operations	C25, C26	9,452		53	454
Product development	C10	–1,641		–1,515	–1,644
Other investing activities		1,540		–900	–1,487
Short-term investments		2,151		14,692	–3,016

Cash flow from investing activities		–4,888		4,541	–12,541

Cash flow before financing activities		17,143		14,523	14,042

Financing activities
Proceeds from issuance of borrowings		8,969		2,076	2,580
Repayment of borrowings		–9,670		–1,259	–1,449
Proceeds from stock issue		159		—	—
Sale/repurchase of own shares		–93		92	51
Dividends paid		–8,632		–7,455	–6,677
Other financing activities		–118		52	–175

Cash flow from financing activities		–9,385		–6,494	–5,670

Effect of exchange rate changes on cash		–1,752		–217	–306
Net change in cash		6,006		7,812	8,066

Cash and cash equivalents, beginning of period		38,676		30,864	22,798

Cash and cash equivalents, end of period	C25	44,682		38,676	30,864

1)	Includes payment of external loan of SEK -6.2 billion attributable to the acquisition of Telcordia.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Notes	Capital stock	Additional paid in capital	Retained earnings	Stockholders’ equity	Non-controlling interest (NCI)	Total equity
January 1, 2012		16,367	24,731	102,007	143,105	2,165	145,270
Total comprehensive income	C16	—	—	1,716	1,716	114	1,830

Transactions with owners
Stock issue		159	—	—	159	—	159
Sale/Repurchase of own shares		—	—	–93	–93	—	–93
Stock Purchase Plans		—	—	405	405	—	405
Dividends paid		—	—	–8,033	–8,033	–599	–8,632
Transactions with non-controlling interest		—	—	–376	–376	–80	–456

December 31, 2012		16,526	24,731	95,626	136,883	1,600	138,483

January 1, 2011		16,367	24,731	104,008	145,106	1,679	146,785

Total comprehensive income	C16	—	—	5,081	5,081	425	5,506

Transactions with owners
Sale of own shares		—	—	92	92	—	92
Stock Purchase Plans		—	—	413	413	—	413
Dividends paid		—	—	–7,207	–7,207	–248	–7,455
Transactions with non-controlling interest		—	—	–380	–380	309	–71

December 31, 2011		16,367	24,731	102,007	143,105	2,165	145,270

January 1, 2010		16,367	24,731	98,772	139,870	1,157	141,027

Total comprehensive income	C16	—	—	10,814	10,814	99	10,913

Transactions with owners
Sale of own shares		—	—	52	52	—	52
Stock Purchase Plans		—	—	762	762	—	762
Dividends paid		—	—	–6,391	–6,391	–286	–6,677
Transactions with non-controlling interest		—	—	—	—	708	708

December 31, 2010		16,367	24,731	104,008	145,106	1,679	146,785

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

C1    SIGNIFICANT ACCOUNTING POLICIES

Introduction

The consolidated financial statements comprise Telefonaktiebolaget LM Ericsson, the Parent Company, and its subsidiaries (“the Company”) and the Company’s interests in joint ventures and associated companies. The Parent Company is domiciled in Sweden at Torshamnsgatan 23, SE-164 83 Stockholm.

The consolidated financial statements for the year ended December 31, 2012, have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, without any early application, and RFR 1 “Additional rules for Group Accounting”, related interpretations issued by the Swedish Financial Reporting Board (Rådet för finansiell rapportering), and the Swedish Annual Accounts Act. There is no difference between IFRS effective as per December 31, 2012, and RFR 1 related interpretations issued by the Swedish Financial Reporting Board (Rådet för Finansiell Rapportering) or the Swedish Annual Accounts Act in conflict with IFRS, for all periods presented.

The financial statements were approved by the Board of Directors on March 5, 2013. The balance sheets and income statements are subject to approval by the Annual General Meeting of shareholders.

New standards, amendments of standards and interpretations, effective as from January 1, 2012:

•	Amendment to IAS 12, income taxes: deferred tax: recovery of underlying assets

•	Amendments to IFRS 7, Financial instruments Disclosures: Transfers of Financial Assets.

None of the new or amended standards and interpretations have had any significant impact on the financial result or position as well as disclosure of the Company.

For information on “New standards and interpretations not yet adopted”, refer to the end of this Note.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

Joint ventures and associated companies

Both joint ventures and associated companies are accounted for in accordance with the equity method. Under the equity method, the investment in an associate or joint venture is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. If the Company’s interest in an associated company or joint venture is nil the Company shall not, as prescribed by IFRS, recognize its part of any future losses. Provisions related to obligations for such an interest shall, however, be recognized in relation to such an interest.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Allocation and/or timing criteria specific per type of contract are:

•

Delivery-type contracts. These contracts relate to delivery, installation, integration of products and providing of related services, normally under multiple elements contracts. Under multiple elements contracts the accounting is based on that the revenue recognition criteria are applied to the separately identifiable components of the contract. Revenue, including the impact of any discount or rebate, is allocated to each element based on relative fair values. Networks, Global Services and Support Solutions have contracts that relate to this type of contracts.

•

Contracts for services. Relate to multi-year service contracts such as support—and managed service contracts and other types of recurring services. Revenue is recognized when the services have been provided, generally pro rata over the contract period. Global Services has contracts that relate to this type of contracts.

•

Contracts generating license fees from third parties for the use of the Company’s intellectual property rights. License fees are normally measured as percentage on sales or currency amount per unit and recognized over the license period as the amount of the consideration becomes reasonably certain. Networks and Support Solutions have contracts that relate to this type of contracts.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

A significant part of Inventories is Contract work in Progress (CWIP). Recognition and de recognition of CWIP relates to the Company´s revenue recognition principles meaning that costs incurred under a customer contract are recognized as CWIP. When revenue is recognized CWIP is derecognized and is instead recognized as Cost of Sales.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

Goodwill

As from the acquisition date, goodwill acquired in a business combination is allocated to each cash-generating unit (CGU) of the Company expected to benefit from the synergies of the combination. Ericsson’s four operating segments have been identified as CGUs. Goodwill is assigned to three of them, Networks, Global Services and Support Solutions.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

New standards and interpretations not yet adopted

A number of issued new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2012 and have not been applied in preparing these consolidated financial statements.

Below is a list of standards/interpretations that have been issued, except for amendments related to IFRS 1, ‘First time adoption of International Financial Reporting Standards’ and are effective for the periods starting as from January 1, 2013 (except IAS 32 and IFRS 9).

These amendments effective as from January 1, 2013, are not expected to have a significant impact on the Company’s financial result or position.

•	Amendment to IAS 1, ‘Financial statement presentation’, regarding other comprehensive income

The main change resulting from these amendments is a requirement for entities to group items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendments do not address which items are presented in OCI.

•	Amendment to IAS 19, ‘Employee benefits’

These amendments eliminate the corridor approach and calculate finance costs on a net funding basis. The Company implemented the immediate and full recognition of actuarial gains/losses in other comprehensive income in 2006, meaning that the corridor method has not been applied by the Company as from that date and therefore the transition to the revised IAS19 applicable starting January 1, 2013 will not have a significant effect on the present obligation. The main issue to address will be the

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

implementation of the net interest cost/gain, which integrates the interest cost and expected return on assets to be based on a common discount rate. An analysis of fiscal year 2012 in relation to this amendment indicates an impact on pension costs for 2012 with an increase of approximately SEK 0.4 (–0.1) billion. The Company will also need to address the taxes to be incorporated into the defined benefit obligation. This amendment relates to the Swedish special payroll taxes to be reclassified from Other current liabilities to Post-employment benefits with an estimated amount of SEK 1.8 (1.8) billion as per December 31, 2012. The amendment also includes additional disclosure requirements on financial and demographic assumptions, sensitivity analysis, duration and multi-employer plans.

•	Amendment to IFRS 7, ‘Financial instruments: Disclosures’, on asset and liability offsetting

This amendment requires disclosure of gross amounts related to financial instruments for which off set has been made.

•	IFRS 10, ‘Consolidated financial statements’

The objective of IFRS 10 is to establish principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities to present consolidated financial statements. It defines the principle of control, and establishes controls as the basis for consolidation. It sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee. An entity controls an investee if the entity has power over the investee, has the ability to use the power and is exposed to variable returns. It also sets out the accounting requirements for the preparation of consolidated financial statements.

•	IFRS 11, ‘Joint arrangements’

IFRS 11 is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Proportional consolidation of joint ventures is no longer allowed. The Company does not apply the proportionate consolidation method.

•	IFRS 12, ‘Disclosures of interests in other entities’

IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

•	IFRS 13, ‘Fair value measurement’

IFRS 13 does not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

•	IAS 27 (revised 2011), ‘Separate financial statements’

IAS 27 (revised 2011) includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.

•	IAS 28 (revised 2011), ‘Associates and joint ventures’

IAS 28 (revised 2011) includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.

Below are standards that have been issued and are effective for the periods starting as from later than 1 January, 2013:

•	Amendment to IAS 32, ‘Financial instruments: Presentation’, on asset and liability offsetting

These amendments are related to the application guidance in IAS 32, ‘Financial instruments: Presentation’, and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. This amendment is effective as from 1 January, 2014.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

•	IFRS 9, ‘Financial instruments’

IFRS 9 is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. This amendment is expected to be effective as from 1 January, 2015. The EU has not yet endorsed IFRS 9, ‘Financial instruments’.

These amendments effective as from later than January 1, 2013, are not expected to have a significant impact on the Company’s financial result or position.

Effective date for IFRS 10, IFRS 11, IFRS 12, IAS 27 and IAS 28 is January 1, 2013. EU has in its endorsement decision allowed listed companies in the EU to adopt these standards as from January 1, 2014. The Company will adopt IFRS 10, IFRS 11, IFRS 12, IAS 27 and IAS 28 as from January 1, 2013.

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

The information in this note is grouped as per:

•	Key sources of estimation uncertainty

•	Judgments management has made in the process of applying the Company’s accounting policies.

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

Trade and customer finance receivables

Key sources of estimation uncertainty

The Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual receivables will be paid. Total allowances for estimated losses as of December 31, 2012, were SEK 1.1 (1.0) billion or 1.5% (1.4%) of gross trade and customer finance receivables.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Credit risks for outstanding customer finance credits are regularly assessed as well, and allowances are recorded for estimated losses.

Inventory valuation

Key sources of estimation uncertainty

Inventories are valued at the lower of cost and net realizable value. Estimates are required in relation to forecasted sales volumes and inventory balances. In situations where excess inventory balances are identified, estimates of net realizable values for the excess volumes are made. Inventory allowances for estimated losses as of December 31, 2012, amounted to SEK 3.5 (3.3) billion or 11% (9%) of gross inventory.

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

At December 31, 2012, the amount of joint ventures and associated companies amounted to SEK 2.8 (6.0) billion.

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

At December 31, 2012, the value of deferred tax assets amounted to SEK 12.3 (13.0) billion. The deferred tax assets related to loss carry-forwards are reported as non-current assets.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

At December 31, 2012, the amount of acquired intellectual property rights and other intangible assets amounted to SEK 45.6 (40.5) billion, including goodwill of SEK 30.4 (27.4) billion. The Company recognized goodwill in ST-Ericsson of SEK 0.0 (1.3) billion, as disclosed in Note C12, “Financial assets, non-current”.

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

Provisions

Warranty provisions

Key sources of estimation uncertainty

Provisions for product warranties are based on current volumes of products sold still under warranty and on historic quality rates for mature products as well as estimates and assumptions on future quality rates for new products and estimates of costs to remedy the various qualitative issues that might occur. Total provisions for product warranties as of December 31, 2012, amounted to SEK 1.6 (1.9) billion.

Provisions other than warranty provisions

Key sources of estimation uncertainty

Provisions, other than warranty provisions, mainly comprise amounts related to contractual obligations and penalties to customers and estimated losses on customer contracts, restructuring, risks associated with patent and other litigations, supplier or subcontractor claims and/ or disputes, as well as provisions for unresolved income tax and value added tax issues. The estimates related to the amounts of provisions for penalties, claims or losses receive special attention from the management. At December 31, 2012, provisions other than warranty commitments amounted to SEK 7.0 (4.4) billion. For further detailed information, see Note C18, “Provisions”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

Pension and other post-employment benefits

Key sources of estimation uncertainty

Accounting for the costs of defined benefit pension plans and other applicable post-employment benefits is based on actuarial valuations, relying on key estimates for discount rates, expected return on plan assets, future salary increases, employee turnover rates and mortality tables. The discount rate assumptions are based on rates for high-quality fixed-income investments with durations as close as possible to the Company’s pension plans. Expected returns on plan assets consider long-term historical returns, allocation of assets and estimates of future long-term investment returns. At December 31, 2012, defined benefit obligations for pensions and other post-employment benefits amounted to SEK 52.0 (36.4) billion and fair value of plan assets to SEK 44.6 (28.0) billion. For more information on estimates and assumptions, see Note C17, “Post-employment benefits”.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

C3    SEGMENT INFORMATION

Operating segments

When determining Ericsson’s operating segments, consideration has been given to which markets and what type of customers the products and services aim to attract as well as the distribution channels they are sold through. Commonality regarding technology, research and development has also been taken into account. To best reflect the business focus and to facilitate comparability with peers, four operating segments are reported:

•	Networks

•	Global Services

•	Support Solutions

•	ST-Ericsson

Ericsson’s share in Sony Ericsson was divested in February 2012, with effective date on January 1.

Networks delivers products and solutions for mobile access, IP and transport networks and core networks. The offering includes:

•	Radio access solutions that interconnect with devices such as mobile phones, tablets and PCs. The RBS 6000 supports all major standardized mobile technologies

•	IP and transport solutions based on the SSR 8000 family of products as well as transmission/backhaul including microwave (MINI-LINK) and optical transmission solutions for mobile and fixed networks

•	Switching and IMS solutions, based on Ericsson Blade Server platform, for core networks

•	Operations Support Systems (OSS), supporting operators’ management of existing networks and introduction of new technologies and services.

Global Services delivers managed services, product-related services and consulting and systems integration services. The offering includes:

•

Managed Services; Solutions for designing, building, operating and managing the day-to-day operations of the customer’s network or solution, maintenance, network sharing solutions as well as shared solutions such as hosting of platforms and applications. Ericsson also offers broadcast services and managed services of IT environments.

•	Product-related services: Services to expand, upgrade, restructure or migrate networks, network-rollout services, customer support and network optimization services.

•

Consulting and Systems Integration: Technology and operational consulting, integration of multi-vendor equipment, design and integration of new solutions and transforming programs. Industry-specific solutions for vertical industries are also included.

Support Solutions (name changed from Multimedia during 2012) provides enablers and applications for operators. The offering includes:

•	Operations Support Systems: plan, build and optimize, service fulfillment and service assurance.

•	Business Support Systems: revenue management (prepaid, post-paid, convergent charging and billing), mediation and customer care solutions.

•

TV solutions: a suite of open, standards-based solutions and products for the creation, management and delivery of evolved TV experiences on any device over any network. Includes a multi-screen TV platform with consumer experience creation, video content management, on-demand video delivery, advanced video compression and video-optimized delivery network infrastructure.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

•	M-Commerce solutions for money transfer; payment transactions and services between mobile subscribers and operators or other service providers.

ST-Ericsson, the joint venture, offers modems and ModAps (integrated modem and application processor platforms) for device manufacturers.

ST-Ericsson’s results are reported according to the equity method under “Share in earnings of joint ventures and associated companies” in the income statement.

On December 10, 2012, STMicroelectronics announced its intention to exit as a shareholder in ST-Ericsson. On December 20, 2012, the Company announced that it would take a non-cash charge in the fourth quarter of 2012 related to its 50% stake in ST-Ericsson. The charge includes write-down of investments to reflect the current best estimate of the Company’s share of the fair market value of the joint venture and a provision related to the strategic options at hand for ST-Ericsson assets. In total, the Company has made write-downs of SEK –4.7 billion of ST-Ericsson investments and taken a provision of SEK –3.3 billion. In addition, the Company’s share in ST-Ericsson’s operating loss amounted to SEK –3.7 (–0.8) billion. For more information, see Note C12, “Financial assets, non-current” and Note C18 “Provisions”.

As of December 31, 2012 there are no remaining investments related to ST-Ericsson on the Company’s balance sheet. Costs and cash related to implementation of strategic options at hand will be booked against provisions.

Sony Ericsson, was up until 2012, a joint venture delivering mobile phones and accessories. In February 2012, Ericsson completed the divestment of its 50% stake in Sony Ericsson to Sony. Sony Ericsson has not been consolidated by the Company during 2012. The sale resulted in a gain of SEK 7.7 billion.

Unallocated

Some revenues, costs, assets and liabilities are not identified as part of any operating segment and are therefore not allocated. Examples of such items are costs for corporate staff, IT costs and general marketing costs.

Regions

The Regions are the Company’s primary sales channel. The Company operates worldwide and reports its operations divided into eleven regions. Region China and North East Asia has changed name to North East Asia.

•	North America

•	Latin America

•	Northern Europe & Central Asia

•	Western and Central Europe

•	Mediterranean

•	Middle East

•	Sub-Saharan Africa

•	India

•	North East Asia

•	South East Asia & Oceania

•	Other.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Region “Other” includes licensing revenues, sales of cables, broadcast services, power modules and other businesses.

The acquired Technicolor Broadcast Service Division is reported in region “Other”. Multimedia brokering (IPX) was previously reported in each region in segment Support Solutions. For the first three quarters 2012 it was part of region “Other”. Multimedia brokering (IPX) was divested at the end of the third quarter 2012.

Major customers

The Company does not have any customer for which revenues from transactions have exceeded 10% of the Company’s total revenues for the years 2012, 2011 or 2010.

We derive most of the sales from large, multi-year agreements with a limited number of significant customers. Out of a customer base of approximately 400, mainly network operators, the 10 largest customers account for 46% (44%) of net sales. The largest customer accounted for approximately 7% (7%) of sales in 2012. For more information, see Risk Factors, “Market, Technology and Business Risks”.

Marketing channels

Marketing in a business-to-business environment is expanding, from being primarily through personal meetings, to on-line forums, expert blogs and social media. Ericsson performs marketing through:

•	Customer engagement with a consultative approach

•	Selective focus on events and experience centers for customer experience and interaction

•	Continuous dialogue with customers and target audiences through social and other digital media (including virtual events)

•	Activation of the open social and digital media landscape to strengthen message reach and impact

•	Execution of solutions-driven programs, aligned globally and regionally.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Operating segments

2012	Networks	Global Services	Support Solutions	Sony Ericsson		ST- Ericsson		Total Segments	Unallocated	Eliminations1)	Group
Segment sales	117,185	97,009	13,445	—		8,457		236,096	—	–8,457	227,639
Inter-segment sales	100	34	6	—		634		774	—	–634	140

Net sales	117,285	97,043	13,451	—		9,091		236,870	—	–9,091	227,779

Operating income	7,057	6,226	1,150	8,026	2)	–15,447	3)	7,012	–267	3,713	10,458

Operating margin (%)	6%	6%	9%			–170%		3%			5%
Financial income											1,708
Financial expenses											–1,984

Income after financial items											10,182

Taxes											–4,244

Net income											5,938

Other segment items
Share in earnings of joint ventures and associated companies	–59	45	–20	—		–11,734	3)	–11,768	37	—	–11,731
Amortization	–3,832	–853	–809	—		–322		–5,816	—	322	–5,494
Depreciation	–3,035	–727	–290	—		–741		–4,793	—	741	–4,052
Impairment losses	–385	–9	–1	—		—	4)	–395	—	—	–395
Reversals of impairment losses	39	9	4	—		—		52	—	—	52
Write-down of investment		—	—	—		–4,684		–4,684	—	—	–4,684
Restructuring expenses	–1,253	–1,930	–246	—		–624		–4,053	–18	624	–3,447
Gains/losses from divestments	–59	1	216	8,026	2)	—		8,184	152	—	8,336

Revenue from the acquired Telcordia business operation is reported 50/50 between segments Global Services and Support Solutions.

1)	All segment sales are presented, but as ST-Ericsson sales are accounted for in accordance with the equity method, their sales are eliminated in the Eliminations column.
2)	Includes a gain from the divestment of Sony Ericsson of SEK 7.7 billion.
3)	Includes a write-down of SEK –4.7 billion of ST-Ericsson investment, a provision of SEK –3.3 billion and the Company’s share in ST-Ericsson’s operating loss of SEK –3.7 billion.
4)	Impairment losses included in Write-down of investment.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Operating segments

2011	Networks	Global Services	Support Solutions	Sony Ericsson	ST- Ericsson	Total Segments	Unallocated	Eliminations1)	Group
Segment sales	131,596	83,854	10,629	46,866	9,232	282,177	—	–56,098	226,079
Inter-segment sales	799	30	13	126	1,461	2,429	—	–1,587	842

Net sales	132,395	83,884	10,642	46,992	10,693	284,606	—	–57,685	226,921

Operating income	17,295	5,544	–504	–1,854	–5,461	15,020	–501	3,381	17,900

Operating margin (%)	13%	7%	–5%	–4%	–51%	5%			8%
Financial income									2,882
Financial expenses									–2,661

Income after financial items									18,121

Taxes									–5,552

Net income									12,569

Other segment items
Share in earnings of joint ventures and associated companies	87	28	4	–1,199	–2,730	–3,810	32	—	–3,778
Amortization	–4,192	–481	–792	–1	–867	–6,333	—	868	–5,465
Depreciation	–2,783	–532	–184	–647	–823	–4,969	—	1,470	–3,499
Impairment losses	–50	–23	–12	—	–283	–368	—	283	–85
Reversals of impairment losses	12	—	1	—	—	13	—	—	13
Restructuring expenses	–1,600	–1,363	–143	–838	–280	–4,224	–78	1,118	–3,184
Gains/losses from divestments	–6	—	—	—	—	–6	164	—	158

1)	All segment sales are presented, but as Sony Ericsson and ST-Ericsson sales are accounted for in accordance with the equity method, their sales are eliminated in the Eliminations column.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Operating segments

2010	Networks	Global Services	Support Solutions	Sony Ericsson	ST- Ericsson	Total Segments	Unallocated	Eliminations1)	Group
Segment sales	111,459	80,117	10,504	60,118	13,116	275,314	—	–73,234	202,080
Inter-segment sales	1,249	6	13	60	3,403	4,731	—	–3,463	1,268

Net sales	112,708	80,123	10,517	60,178	16,519	280,045	—	–76,697	203,348

Operating income	12,481	6,513	–643	1,523	–3,527	16,347	–805	913	16,455

Operating margin (%)	11%	8%	–6%	3%	–21%	6%	—	—	8%
Financial income									1,047
Financial expenses									–1,719

Income after financial items									15,783

Taxes									–4,548

Net income									11,235

Other segment items
Share in earnings of joint ventures and associated companies	–64	–17	–2	664	–1,763	–1,182	10	—	–1,172
Amortization	–4,554	–303	–806	–25	–930	–6,618	—	955	–5,663
Depreciation	–2,600	–555	–144	–731	–1,022	–5,052	—	1,753	–3,299
Impairment losses	–675	–276	–52	—	–61	–1,064	—	61	–1,003
Reversals of impairment losses	9	2	1	—	—	12	—	—	12
Restructuring expenses	–3,915	–2,675	–207	–402	–536	–7,735	–17	938	–6,814
Gains/losses from divestments	154	53	92	—	—	299	59	—	358

1)	All segment sales are presented, but as Sony Ericsson and ST-Ericsson sales are accounted for in accordance with the equity method, their sales are eliminated in the Eliminations column.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Regions

	Net sales			Non-current assets3)
	2012	2011	2010	2012	2011	2010
North America	56,749	48,785	49,473	15,058	6,296	7,251
Of which the United States	56,698	46,519	46,104	6,101	6,020	6,977
Latin America	22,006	21,982	17,882	2,084	2,268	1,998
Northern Europe & Central Asia1)2)	11,345	15,225	12,171	38,335	41,008	42,112
Western & Central Europe2)	17,478	19,030	19,868	2,922	5,097	8,629
Mediterranean	23,299	23,807	22,628	1,099	1,395	1,523
Middle East	15,556	15,461	15,099	32	42	84
Sub-Saharan Africa	11,349	10,163	9,194	119	79	51
India	6,460	9,762	8,626	460	355	262
North East Asia	36,196	38,209	25,965	3,371	3,939	3,795
Of which China	12,637	17,546	14,633	1,399	1,496	1,013
South East Asia & Oceania	15,068	13,870	14,902	301	318	351
Other1)2)	12,273	10,627	7,540	—	—	—

Total	227,779	226,921	203,348	63,781	60,797	66,056

1) Of which Sweden	5,033	3,882	4,237	37,718	40,415	41,683
2) Of which EU	44,230	43,960	43,707	41,546	44,786	46,563

3)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.

For employee information, see Note C28, “Information regarding members of the Board of Directors, the Group management and employees”.

C4    NET SALES

Net sales

	2012	2011	2010
Sales of products and network rollout services	154,068	161,882	140,222
Of which:
Delivery-type contracts	154,068	161,882	140,156
Construction-type contracts	—	—	66
Professional Services sales	67,092	58,834	58,529
License revenues	6,619	6,205	4,597

Net sales	227,779	226,921	203,348
Export sales from Sweden	106,997	116,507	100,070

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

C5    EXPENSES BY NATURE

Expenses by nature

	2012	2011	2010
Goods and services	137,769	142,221	130,725
Employee remuneration	64,100	58,905	57,183
Amortization and depreciation	9,546	8,964	8,962
Impairments and obsolescence allowances, net of reversals	1,999	1,363	966
Financial expenses	1,984	2,661	1,719
Taxes	4,244	5,552	4,548
Expenses incurred	219,642	219,666	204,103

Inventory changes1)	–2,782	3,417	8,465
Additions to Capitalized development	1,641	1,515	1,647

Expenses charged to the Income Statement	220,783	214,734	193,991

1)	The inventory changes are based on changes of gross inventory values prior to obsolescence allowances.

Total restructuring charges in 2012 were SEK 3.4 (3.2) b.

Restructuring charges are included in the expenses presented above.

Restructuring charges by function

	2012	2011	2010
Cost of sales	2,225	1,231	3,354
R&D expenses	852	561	1,682
Selling and administrative expenses	370	1,392	1,778

Total restructuring charges	3,447	3,184	6,814

C6    OTHER OPERATING INCOME AND EXPENSES

Other operating income and expenses

	2012		2011	2010
Gains on sales of intangible assets and PP&E	12		65	301
Losses on sales of intangible assets and PP&E	–261		–64	–422
Gains on sales of investments and operations	8,462	1)	210	577
Losses on sales of investments and operations	–126		–52	–219

Capital gains/losses, net	8,087		159	237

Other operating revenues	878		1,119	1,766

Total other operating income and expenses	8,965		1,278	2,003

1)	Includes a gain from the divestment of Sony Ericsson of SEK 7.7 billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

C7    FINANCIAL INCOME AND EXPENSES

Financial income and expenses

	2012		2011		2010
	Financial income	Financial expenses	Financial income	Financial expenses	Financial income	Financial expenses
Contractual interest on financial assets	1,685	—	1,940	—	811	—
Of which on financial assets at fair value through profit or loss	1,308	—	1,381	—	304	—
Contractual interest on financial liabilities	—	–1,734	—	–1,706	—	–1,315
Net gain/loss on:
Instruments at fair value through profit or loss1)	142	54	1,062	–591	295	–206
Of which included in fair value hedge relationships	—	–129	—	–175	—	151
Loans and receivables	–127	—	–132	—	–68	—
Liabilities at amortized cost	—	–133	—	–105	—	–4
Other financial income and expenses	8	–171	12	–259	9	–194

Total	1,708	–1,984	2,882	–2,661	1,047	–1,719

1)	Excluding net gain from operating assets and liabilities, SEK 1,299 million (net gain of SEK 51 million in 2011, SEK 1,528 million in 2010), reported as Cost of sales.

C8    TAXES

The Company’s tax expense for 2012 was SEK –4,244 (–5,552) million or 41.7% (30.6%) of income after financial items. The tax rate may vary between years depending on business and geographical mix. The effective tax rate excluding joint ventures and associated companies as well as the gain due to the divestment of Sony Ericsson was 30.5% (26.4%). The corporate tax in Sweden was reduced from 26.3% to 22.0% from January 1, 2013. This resulted in a reduction of deferred tax assets and an increase of tax expense of SEK –0.5 billion.

Income taxes recognized in the income statement

	2012	2011	2010
Current income taxes for the year	–5,795	–4,642	–4,635
Current income taxes related to prior years	–241	283	–35
Deferred tax income/expense (+/–)	1,697	–1,433	307

Sub total	–4,339	–5,792	–4,363
Share of taxes in joint ventures and associated companies	95	240	–185

Tax expense	–4,244	–5,552	–4,548

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

A reconciliation between reported tax expense for the year and the theoretical tax expense that would arise when applying statutory tax rate in Sweden, 26.3%, on the consolidated income before taxes, is shown in the table below.

Reconciliation of Swedish income tax rate with effective tax rate

	2012	2011	2010
Expected tax expense at Swedish tax rate 26.3%	–2,678	–4,767	–4,150
Effect of foreign tax rates	–581	–1,126	–405
Of which joint ventures and associated companies	–778	–754	–467
Current income taxes related to prior years	–241	283	–35
Remeasurement of tax loss carry-forwards	134	224	–257
Remeasurement of deductible temporary differences	468	81	172
Tax effect of non-deductible expenses	–3,430	–768	–830
Tax effect of non-taxable income	2,573	521	880
Tax effect of changes in tax rates	–489	—	77

Tax expense	–4,244	–5,552	–4,548

Effective tax rate	41.7%	30.6%	28.8%

Deferred tax balances

Deferred tax assets and liabilities are derived from the balance sheet items as shown in the table below.

Tax effects of temporary differences and tax loss carry-forwards

	2012			2011
	Deferred tax assets	Deferred tax liabilities	Net balance	Deferred tax assets	Deferred tax liabilities	Net balance
Intangible assets and property, plant and equipment	941	4,579		968	2,941
Current assets	2,388	293		3,193	100
Post-employment benefits	2,600	614		2,233	618
Provisions	1,512	48		1,441	23
Other	3,487	432		3,423	64
Loss carry-forwards	4,239	—		3,258	—

Deferred tax assets/liabilities	15,167	5,966	9,201	14,516	3,746	10,770
Netting of assets/liabilities	–2,846	–2,846		–1,496	–1,496

Deferred tax balances, net	12,321	3,120	9,201	13,020	2,250	10,770

Changes in deferred taxes, net

	2012	2011
Opening balance, net	10,770	10,166
Recognized in net income	1,697	–1,433
Recognized in Other comprehensive income	–422	2,158
Acquisitions/disposals of subsidiaries	–2,309	53
Currency translation differences	–535	–174

Closing balance, net	9,201	10,770

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Tax effects reported directly in Other comprehensive income amount to SEK –422 (2,158) million, of which actuarial gains and losses related to pensions SEK –57 (1,809) million, cash flow hedges SEK –363 (350) million and deferred tax on gains/losses on hedges on investments in foreign entities SEK –2 (–1) million.

Deferred tax assets are only recognized in countries where the Company expects to be able to generate corresponding taxable income in the future to benefit from tax reductions.

Significant tax loss carry-forwards are related to countries with long or indefinite periods of utilization, mainly Sweden and Germany. Of the total SEK 4,239 million recognized deferred tax assets related to tax loss carry-forwards, SEK 2,840 million relates to Sweden with indefinite periods of utilization. Due to the Company’s strong current financial position and taxable income during 2012, Ericsson has been able to utilize part of its tax loss carry-forwards during the year. The assessment is that Ericsson will be able to generate sufficient income in the coming years to also utilize the remaining part of the recognized amounts.

Deferred tax assets for ST-Ericsson are not included, as they are recognized in accordance with the equity method.

Tax loss carry-forwards

Deferred tax assets regarding tax loss carry-forwards are reported to the extent that realization of the related tax benefit through future taxable profits is probable also when considering the period during which these can be utilized, as described below.

As of December 31, 2012, the recognized tax loss carry-forwards amounted to SEK 17,081 (12,657) million. The tax value of these tax loss carry-forwards is reported as an asset.

The final years in which the recognized loss carry-forwards can be utilized are shown in the following table.

Tax loss carry-forwards year of expiration

Year of expiration	Tax loss carry-forwards	Tax value
2013	19	5
2014	8	2
2015	43	13
2016	54	16
2017	327	78
2018 or later	16,630	4,125

Total	17,081	4,239

Tax loss carry-forwards of ST-Ericsson are not included as they are recognized in accordance with the equity method.

In addition to the table above there are loss carry-forwards of SEK 4,737 million at a tax value of SEK 1,432 million that have not been recognized due to judgments of the possibility to be used against future taxable profits in the respective jurisdictions. The majority of these loss carry-forwards have an expiration date in excess of five years.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

C9    EARNINGS PER SHARE

Earnings per share 2010–2012

	2012	2011	2010
Basic
Net income attributable to stockholders of the Parent Company (SEK million)	5,775	12,194	11,146
Average number of shares outstanding, basic (millions)	3,216	3,206	3,197
Earnings per share, basic (SEK)	1.80	3.80	3.49

Diluted
Net income attributable to stockholders of the Parent Company (SEK million)	5,775	12,194	11,146
Average number of shares outstanding, basic (millions)	3,216	3,206	3,197
Dilutive effect for stock purchase plans	31	27	29
Average number of shares outstanding, diluted (millions)	3,247	3,233	3,226
Earnings per share, diluted (SEK)	1.78	3.77	3.46

C10     INTANGIBLE ASSETS

Intangible assets 2012

	Capitalized development expenses				Goodwill	Intellectual property rights (IPR), trademarks and other intangible assets
	To be marketed	For internal use		Total	Total	Trademarks, customer relationships and similar rights	Patents and acquired R&D	Total
		Acquired costs	Internal costs
Cost
Opening balance	8,125	2,213	1,478	11,816	27,455	14,188	25,689	39,877
Acquisitions/capitalization	1,641	—	—	1,641	—	538	103	641
Balances regarding acquired businesses1)	—	—	—	—	4,293	4,517	2,155	6,672
Sales/disposals	—	—	—	—	–20	–158	–137	–295
Reclassification	—	—	—	—	94	—	–94	–94
Translation difference	—	—	—	—	–1,400	–490	–300	–790

Closing balance	9,766	2,213	1,478	13,457	30,422	18,595	27,416	46,011

Accumulated amortization
Opening balance	–3,187	–1,975	–1,318	–6,480	1	–5,502	–16,078	–21,580
Amortization	–840	–131	–87	–1,058	—	–2,023	–2,413	–4,436
Sales/disposals	—	—	—	—	–1	46	124	170
Translation difference	—	—	—	—	—	202	166	368

Closing balance	–4,027	–2,106	–1,405	–7,538	—	–7,277	–18,201	–25,478

Accumulated impairment losses
Opening balance	–1,721	–55	–37	–1,813	–18	—	–5,214	–5,214
Impairment losses	–266	—	—	–266	—	—	–117	–117

Closing balance	–1,987	–55	–37	–2,079	–18	—	–5,331	–5,331

Net carrying value	3,752	52	36	3,840	30,404	11,318	3,884	15,202

1)	For more information on acquired businesses, see Note C26, “Business combinations”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Intangible assets 2011

	Capitalized development expenses				Goodwill	Intellectual property rights (IPR), trademarks and other intangible assets
	To be marketed	For internal use		Total	Total	Trademarks, customer relationships and similar rights	Patents and acquired R&D	Total
		Acquired costs	Internal costs
Cost
Opening balance	6,610	2,213	1,478	10,301	27,151	13,582	25,330	38,912
Acquisitions/capitalization	1,515	—	—	1,515	—	237	354	591
Balances regarding acquired businesses	—	—	—	—	260	382	—	382
Sales/disposals	—	—	—	—	–2	–20	–20	–40
Translation difference	—	—	—	—	46	7	25	32

Closing balance	8,125	2,213	1,478	11,816	27,455	14,188	25,689	39,877

Accumulated amortization
Opening balance	–2,526	–1,775	–1,184	–5,485	—	–3,937	–13,103	–17,040
Amortization	–661	–200	–134	–995	—	–1,538	–2,932	–4,470
Sales/disposals	—	—	—	—	1	15	13	28
Translation difference	—	—	—	—	—	–42	–56	–98

Closing balance	–3,187	–1,975	–1,318	–6,480	1	–5,502	–16,078	–21,580

Accumulated impairment losses
Opening balance	–1,714	–55	–37	–1,806	—	—	–5,214	–5,214
Impairment losses	–7	—	—	–7	–18	—	—	—

Closing balance	–1,721	–55	–37	–1,813	–18	—	–5,214	–5,214

Net carrying value	3,217	183	123	3,523	27,438	8,686	4,397	13,083

The goodwill is allocated to the operating segments Networks SEK 16.2 (16.7) billion, Global Services SEK 4.2 (4.1) billion and Support Solutions SEK 10.0 (6.6) billion.

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

The assumptions regarding industry specific market drivers and market growth are approved by group management and each operating segment’s management. These assumptions are based on industry sources as input to the projections made within the Company for the development 2012–2017 for key industry parameters:

•

The number of global mobile subscriptions is estimated to grow from around 6.3 billion by the end of 2012 to around 9 billion by the end of 2017. Of these, around 5-6 billion will be mobile broadband subscriptions. Around three-quarters of a billion of these mobile broadband subscriptions will use mobile PC/tablets/mobile routers, but the vast majority will still use mobile phones to access the internet.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

•	Fixed broadband subscriptions are estimated to grow from around 600 million by the end of 2012 to around 750 million in 2017. Fixed broadband includes Fiber, Cable and xDSL.

•	Mobile data traffic volume is estimated to increase around 9 times 2012–2017, while the fixed Internet traffic is estimated to increase around 4 times 2012–2017, however from a much larger base.

The growth in network equipment is mainly driven by a shift in investments from voice to data. The end user requirements for “app-coverage” drives deployment of heterogeneous networks and small cells.

The demand for support solutions is driven by the opportunities for new types of service offerings enabled by IP technology and high-speed broadband. There is strong IPTV subscriber growth, rapid growth in digital viewing and on-demand services. The development and build out of Mobile Broadband networks and increasing number of mobile broadband subscriptions drives growth in service introduction and traffic. This puts high demand on plan to provision, implementation and systems integration services as well as real time payment systems. The Business Support Systems’ growth is driven by introduction of new services, new business models and price plans.

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

An after-tax discount rate of 8% (8%) has been applied for all cash generating units for the discounting of projected after-tax cash flows. The assumptions for 2011 are disclosed in Note C10, “Intangible assets” in the Annual Report of 2011.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

C11    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment 2012

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	4,641	5,235	20,663	1,302	31,841
Additions	640	370	2,521	1,898	5,429
Balances regarding divested/acquired businesses	2	46	432	—	480
Sales/disposals	–476	–373	–1,296	–242	–2,387
Reclassifications	381	–380	1,458	–1,459	—
Translation difference	–203	–152	–745	–48	–1,148

Closing balance	4,985	4,746	23,033	1,451	34,215

Accumulated depreciation
Opening balance	–2,165	–3,485	–15,094	—	–20,744
Depreciation	–354	–428	–3,270	—	–4,052
Balances regarding divested businesses	—	—	3	—	3
Sales/disposals	68	347	1,228	—	1,643
Reclassifications	7	–13	6	—	—
Translation difference	89	90	504	—	683

Closing balance	–2,355	–3,489	–16,623	—	–22,467

Accumulated impairment losses
Opening balance	–43	–148	–118	—	–309
Impairment losses	–4	–8	—	—	–12
Reversals of impairment losses	—	22	30	—	52
Sales/disposals	—	6	—	—	6
Translation difference	2	4	2	—	8

Closing balance	–45	–124	–86	—	–255

Net carrying value	2,585	1,133	6,324	1,451	11,493

Contractual commitments for the acquisition of property, plant and equipment as per December 31, 2012, amounted to SEK 184 (226) million.

The reversal of impairment losses have been reported under Cost of sales.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Property, plant and equipment 2011

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	4,238	5,004	18,576	814	28,632
Additions	265	400	1,910	2,419	4,994
Balances regarding divested/acquired businesses	146	37	75	—	258
Sales/disposals	–147	–354	–952	–524	–1,977
Reclassifications	142	169	1,116	–1,427	—
Translation difference	–3	–21	–62	20	–66

Closing balance	4,641	5,235	20,663	1,302	31,841

Accumulated depreciation
Opening balance	–1,869	–3,377	–13,695	—	–18,941
Depreciation	–415	–571	–2,513	—	–3,499
Balances regarding divested businesses	—	—	1	—	1
Sales/disposals	74	435	1,085	—	1,594
Reclassifications	36	–4	–32	—	—
Translation difference	9	32	60	—	101

Closing balance	–2,165	–3,485	–15,094	—	–20,744

Accumulated impairment losses
Opening balance	–43	–95	–119	—	–257
Impairment losses	—	–48	–12	—	–60
Reversals of impairment losses	—	—	13	—	13
Sales/disposals	—	—	1	—	1
Translation difference	—	–5	–1	—	–6

Closing balance	–43	–148	–118	—	–309

Net carrying value	2,433	1,602	5,451	1,302	10,788

C12    FINANCIAL ASSETS, NON-CURRENT

Equity in joint ventures and associated companies

	Joint ventures			Associated companies				Total	Total
	2012	2011		2012		2011		2012	2011
Opening balance	4,663	8,648		1,302		1,155		5,965	9,803
Share in earnings	–8,399	–3,929		3		151		–8,396	–3,778
Contributions to joint ventures and associated companies	5,029	—		—		109		5,029	109
Taxes	106	241		–11		–1		95	240
Translation difference	–111	–126		42		66		–69	–60
Change in hedge reserve	65	4		—		—		65	4
Pensions	—	–175		—		—		—	–175
Dividends	—	—		–133		–177		–133	–177
Divestments	–1,353	—		—		—		–1,353	—
Reclassification	—	—		1,639	2)	–1		1,639	–1

Closing balance	—	4,663	1)	2,842	3)	1,302	3)	2,842	5,965

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

1)	Including goodwill for ST-Ericsson of SEK 1.3 billion.
2)	Reclassification from Other investments in shares and participations.
3)	Goodwill, net, amounts to SEK 12.2 (13.5) million.

Ericsson’s share of assets, liabilities and income in associated company Ericsson Nikola Tesla d.d.1)

	2012	2011	2010
Non-current assets	84	113	92
Current assets	588	574	749
Non-current liabilities	—	1	2
Current liabilities	262	197	209

Net assets	410	489	630

Net sales	1,085	693	784
Income after financial items	80	13	17
Income taxes	–8	3	–1

Net income	72	16	16

Assets pledged as collateral	4	4	4
Contingent liabilities	17	80	43

1)	The Company’s share is 49.07%.

Ericsson’s Share of assets, liabilities and income in associated company Rockstar Consortium1)

2012
Total assets	1,561
Total liabilities	6

Net assets	1,555

Net sales	—
Income after financial items	–80
Income taxes	—

Net income	–80

Assets pledged as collateral	—
Contingent liabilities	—

1)	The Company’s share is 21.26%.

All companies apply IFRS in the reporting to the Company as issued by IASB.

On December 10, 2012, STMicroelectronics announced its intention to exit the joint venture ST-Ericsson. On December 20, 2012 the Company announced its decision not to acquire the full majority. This, together with other factors such as no change in governance rights, no change in funding responsibilities etc, means that the Company continues to not be in control of ST-Ericsson.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Due to the status of ST-Ericsson, the Company has made a non-cash charge related to its 50% stake in ST-Ericsson. For further information, see Note C3, “Segment information” and Note C18, “Provisions”. The charge includes a write-down of investments of SEK –4.7 billion. The Company’s share in ST-Ericsson’s operating loss amounted to SEK –3.7 (–0.8) billion.

Ericsson’s share of assets, liabilities and income in joint venture ST-Ericsson

	2012	2011	2010
Non-current assets	1,097	6,855	6,673
Current assets	1,006	1,514	2,249
Non-current liabilities	370	397	214
Current liabilities	1,339	4,695	2,519

Net assets	394	3,277	6,189

Net sales	4,545	5,346	8,260
Income after financial items	–2,503	–2,730	–1,762
Income taxes	–400	156	50

Net income	–2,903	–2,574	–1,712

Assets pledged as collateral	—	3	3
Contingent liabilities	—	—	—

The table above consists of amounts considered by the Company when applying the equity method in relation to ST-Ericsson.

Ericsson’s Share of assets, liabilities and income in joint venture Sony Ericsson Mobile Communications AB

	2012	2011	2010
Non-current assets	—	5,040	3,622
Current assets	—	8,745	9,904
Non-current liabilities	—	285	592
Current liabilities	—	12,172	10,533

Net assets	—	1,328	2,401

Net sales	—	23,496	30,089
Income after financial items	—	–1,095	705
Income taxes	—	85	–231

Net income	—	–1,010	474

Assets pledged as collateral	—	1	—
Contingent liabilities	—	37	16

The Company has divested its 50% stake in Sony Ericsson Mobile Communications to Sony. The divestment was effective on January 1, 2012.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Other financial assets, non-current

	Other investments in shares and participations			Customer finance, non-current		Derivatives, non-current		Other financial assets, non-current
	2012		2011	2012	2011	2012	2011	2012		2011
Cost
Opening balance	3,576		1,607	1,661	1,474	816	—	4,633		4,382
Additions	45		1,930	5,249	1,875	—	—	313		422
Disposals/repayments/deductions	–63		–68	–5,331	–1,699	—	—	–136		–97
Change in value in funded pension plans1)	—		—	—	—	—	—	776		42
Reclassifications	–1,639	2)	—	—	—	—	—	–1,018	3)	—
Revaluation	—		—	—	—	9	816	—		—
Translation difference	–161		107	–41	11	—	—	–154		–116

Closing balance	1,758		3,576	1,538	1,661	825	816	4,414		4,633

Accumulated impairment losses/allowances
Opening balance	–1,377		–1,388	–261	–193	—	—	–1,332		–1,303
Impairment losses/allowance	–51		–54	–26	–91	—	—	–14		–47
Disposals/repayments/deductions	—		63	35	19	—	—	—		—
Reclassifications	—		—	—	—	—	—	26	3)	—
Translation difference	56		2	4	4	—	—	45		18

Closing balance	–1,372		–1,377	–248	–261	—	—	–1,275		–1,332

Net carrying value	386		2,199	1,290	1,400	825	816	3,139		3,301

1)	This amount includes asset ceiling. For further information, see Note C17, “Post-employment benefits”.
2)	Reclassification to Equity in associated companies.
3)	Reclassification to Short-term investments.

C13    INVENTORIES

Inventories

	2012	2011
Raw materials, components, consumables and manufacturing work in progress	7,351	8,772
Finished products and goods for resale	10,981	13,525
Contract work in progress	10,470	10,773

Inventories, net	28,802	33,070

Contract work in progress includes amounts related to delivery-type contracts and service contracts with ongoing work in progress.

Reported amounts are net of obsolescence allowances of SEK 3,473 (3,343) million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Movements in obsolescence allowances

	2012	2011	2010
Opening balance	3,343	3,090	2,961
Additions, net	1,403	918	250
Utilization	–1,140	–683	–165
Translation difference	–133	18	–46
Balances regarding acquired/divested businesses	—	—	90

Closing balance	3,473	3,343	3,090

The amount of inventories recognized as expense and included in Cost of sales was SEK 56,842 (60,544) million.

C14    TRADE RECEIVABLES AND CUSTOMER FINANCE

Trade receivables and customer finance

	2012	2011
Trade receivables excluding associated companies and joint ventures	64,015	64,740
Allowances for impairment	–655	–567

Trade receivables, net	63,360	64,173
Trade receivables related to associated companies and joint ventures	300	349

Trade receivables, total	63,660	64,522

Customer finance credits	5,731	4,671
Allowances for impairment	–422	–426

Customer finance credits, net	5,309	4,245

Of which current	4,019	2,845
Credit commitments for customer finance	5,933	8,569

Days sales outstanding (DSO) were 86 (91) in December 2012.

Movements in allowances for impairment

	Trade receivables			Customer finance
	2012	2011	2010	2012	2011	2010
Opening balance	567	766	924	426	321	772
Additions	229	198	282	101	162	25
Utilized	–116	–266	–285	–9	–31	–87
Reversal of excess amounts	–30	–43	–169	–112	–27	–359
Reclassification	21	–69	33	—	—	—
Translation difference	–16	–19	–19	16	1	–30

Closing balance	655	567	766	422	426	321

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Aging analysis as per December 31

	Total	Of which neither impaired nor past due	Of which impaired, not past due	Of which past due in the following time intervals:		Of which past due and impaired in the following time intervals:
				less than 90 days	90 days or more	less than 90 days	90 days or more
2012
Trade receivables excluding associated companies and joint ventures	64,015	57,526	25	2,459	1,431	779	1,795
Allowances for impairment	–655	—	–15	—	—	–70	–570
Customer finance credits	5,731	4,549	845	21	15	70	231
Allowances for impairment	–422	—	–146	—	—	–45	–231

2011
Trade receivables excluding associated companies and joint ventures	64,740	56,480	184	4,126	1,072	850	2,028
Allowances for impairment	–567	—	–16	—	—	–50	–501
Customer finance credits	4,671	3,369	763	238	45	41	215
Allowances for impairment	–426	—	–176	—	—	–35	–215

Credit risk

Credit risk is divided into three categories: credit risk in trade receivables, customer finance risk and financial credit risk, see Note C20, “Financial risk management and financial instruments”.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Trade receivables amounted to SEK 64,015 (64,740) million as of December 31, 2012. Provisions for expected losses are regularly assessed and amounted to SEK 655 (567) million as of December 31, 2012. The Company’s nominal credit losses have, however, historically been low. The amounts of trade receivables closely follow the distribution of the Company’s sales and do not include any major concentrations of credit risk by customer or by geography. The five largest customers represented 27% (30%) of the total trade receivables in 2012.

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

As of December 31, 2012, the Company’s total outstanding exposure related to customer finance was SEK 5,731 (4,671) million. As of December 31, 2012, the Company also had unutilized customer finance commitments of SEK 5,933 (8,569) million. Customer finance is arranged for infrastructure projects in different geographic markets and for a large number of customers. As of December 31, 2012, there were a total of 78 (80) customer finance arrangements originated by or guaranteed by the Company. The five largest facilities represented 57% (41%) of the total credit exposure in 2012.

Total outstanding customer finance exposure per region as of December 31

Percent	2012	2011
North America	26	1
Latin America	4	4
Northern Europe & Central Asia	8	8
Western & Central Europe	1	1
Mediterranean	9	11
Middle East	17	24
Sub-Saharan Africa	19	29
India	9	14
North East Asia	7	7
South East Asia and Oceania	—	1
Other	—	—

Total	100	100

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

The effect of risk provisions and reversals for customer finance affecting the income statement amounted to a net negative impact of SEK 33 million in 2012 compared to a negative impact of SEK 114 million in 2011. Credit losses amounted to SEK 16 (62) million in 2012.

Security arrangements for customer finance facilities normally include pledges of equipment, pledges of certain assets belonging to the borrower and pledges of shares in the operating company. Restructuring efforts for cases of troubled debt may lead to temporary holdings of equity interests. If available, third-party risk coverage is as a rule arranged. “Third-party risk coverage” means that a financial payment guarantee covering the credit risk has been issued by a bank, an export credit agency or other financial institution. A credit risk transfer under a sub participation arrangement with a bank can also be arranged. In this case the entire credit risk and the funding is taken care of by the bank for the part that they cover. A credit risk cover from a third party may also be issued by an insurance company. During 2012, the Company did not take possession of any collateral it holds as security or called on any other credit enhancement.

Information about guarantees related to customer finance is included in Note C24, “Contingent liabilities”, and information about leasing is included in Note C27, “Leasing”.

The table below summarizes the Company’s outstanding customer finance as of December 31, 2012 and 2011.

Outstanding customer finance

	2012	2011
Total customer finance	5,731	4,671
Accrued interest	96	68
Less third-party risk coverage	–187	–480

Ericsson’s risk exposure	5,640	4,259

Transfers of financial assets

In previous years, the Company disclosed information in this note about assets transferred where the Company continues to recognize a part of such assets. As required by IFRS, as from fiscal year 2012 this information is disclosed in a separate note, see Note C32, “Transfers of financial assets”.

C15    OTHER CURRENT RECEIVABLES

Other current receivables

	2012	2011
Prepaid expenses	2,623	2,056
Accrued revenues	2,305	2,486
Advance payments to suppliers	1,060	1,697
Derivatives with a positive value1)	3,068	2,003
Taxes	7,727	5,633
Other	3,282	3,962

Total	20,065	17,837

1)	See also Note C20, “Financial risk management and financial instruments”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

C16    EQUITY AND OTHER COMPREHENSIVE INCOME

Capital stock 2012

Capital stock at December 31, 2012, consisted of the following:

Capital stock

Parent Company	Number of shares	Capital stock (SEK million)
Class A shares	261,755,983	1,309
Class B shares	3,043,295,752	15,217

Total	3,305,051,735	16,526

The capital stock of the Parent Company is divided into two classes: Class A shares (quota value SEK 5.00) and Class B shares (quota value SEK 5.00). Both classes have the same rights of participation in the net assets and earnings. Class A shares, however, are entitled to one vote per share while Class B shares are entitled to one tenth of one vote per share.

At December 31, 2012, the total number of treasury shares was 84,798,095 (62,846,503 in 2011 and 73,088,516 in 2010) Class B shares. Ericsson repurchased 31.7 million shares in 2012 in relation to the Long-Term Variable Remuneration Program.

Reconciliation of number of shares

	Number of shares	Capital stock (SEK million)
Number of shares Jan 1, 2012	3,273,351,735	16,367
Number of shares Dec 31, 2012	3,305,051,735	16,526

For further information about number of shares, see chapter Share Information.

Dividend proposal

The Board of Directors will propose to the Annual General Meeting 2013 a dividend of SEK 2.75 per share (SEK 2.50 in 2012 and SEK 2.25 in 2011).

Additional paid in capital

Relates to payments made by owners and includes share premiums paid.

Retained earnings

Retained earnings, including net income for the year, comprise the earned profits of the Parent Company and its share of net income in subsidiaries, joint ventures and associated companies. Retained earnings also include:

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

Equity and Other comprehensive income 2012

2012	Capital stock	Additional paid in capital	Retained earnings		Stock- holders’ equity		Non- controlling interest (NCI)	Total equity
January 1, 2012	16,367	24,731	102,007		143,105		2,165	145,270
Net income
Group	—	—	17,411		17,411		163	17,574
Joint ventures and associated companies	—	—	–11,636		–11,636		—	–11,636

Other comprehensive income
Remeasurements related to post-employment benefits
Group	—	—	–451		–451		—	–451
Joint ventures and associated companies	—	—	50		50		—	50
Revaluation of other investments in shares and participations
Group	—	—	6		6		—	6
Cash flow hedges
Gains/losses arising during the year
Group	—	—	1,668		1,668		—	1,668
Joint ventures and associated companies	—	—	–25		–25		—	–25
Reclassification adjustments for gains/losses included in profit or loss	—	—	–568	1)	–568		—	–568
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	92		92		—	92
Changes in cumulative translation adjustments
Group	—	—	–3,898	2)	–3,898		–49	–3,947
Joint ventures and associated companies	—	—	–511		–511		—	–511
Tax on items relating to components of OCI3)	—	—	–422		–422		—	–422

Total other comprehensive income	—	—	–4,059		–4,059		–49	–4,108

Total comprehensive income	—	—	1,716		1,716		114	1,830

Transactions with owners
Stock issue	159	—	—		159		—	159
Sale/Repurchase of own shares	—	—	–93		–93		—	–93
Stock Purchase Plans
Group	—	—	405		405		—	405
Joint ventures and associated companies	—	—	—		–		—	—
Dividends paid	—	—	–8,033		–8,033	4)	–599	–8,632
Transactions with non-controlling interest	—	—	–376		–376		–80	–456

December 31, 2012	16,526	24,731	95,626		136,883		1,600	138,483

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

1)	SEK –172 million is recognized in Net Sales, SEK –232 million is recognized in Cost of Sales, SEK 67 million is recognized in R&D expenses and SEK –231 million is recognized in Other operating income and expenses.
2)	Changes in cumulative translation adjustments include changes regarding revaluation of goodwill in local currency of SEK –1,400 million (SEK 46 million in 2011, SEK –1,480 million in 2010), gain/loss from hedging activities of foreign entities, SEK 0 million (SEK 9 million in 2011, SEK 385 in 2010), and realized gain/losses net from sold/liquidated companies SEK –461 million (SEK 192 million in 2011, SEK 140 million in 2010).
3)	For further disclosures, see Note C8, “Taxes”.
4)	Dividends paid per share amounted to SEK 2.50 (SEK 2.25 in 2011 and SEK 2.00 in 2010).

Equity and Other comprehensive income 2011

2011	Capital stock	Additional paid in capital	Retained earnings	Stock- holders’ equity	Non- controlling interest (NCI)	Total equity
January 1, 2011	16,367	24,731	104,008	145,106	1,679	146,785
Net income
Group	—	—	15,727	15,727	375	16,102
Joint ventures and associated companies	—	—	–3,533	–3,533	—	–3,533

Other comprehensive income
Remeasurements related to post-employment benefits
Group	—	—	–6,963	–6,963	—	–6,963
Joint ventures and associated companies	—	—	–212	–212	—	–212
Cash flow hedges
Gains/losses arising during the year
Group	—	—	996	996	—	996
Joint ventures and associated companies	—	—	11	11	—	11
Reclassification adjustments for gains/losses included in profit or loss	—	—	–2,028	–2,028	—	–2,028
Changes in cumulative translation adjustments
Group	—	—	–1,014	–1,014	50	–964
Joint ventures and associated companies	—	—	–61	–61	—	–61
Tax on items relating to components of OCI3)	—	—	2,158	2,158	—	2,158

Total other comprehensive income	—	—	–7,113	–7,113	50	–7,063

Total comprehensive income	—	—	5,081	5,081	425	5,506

Transactions with owners
Sale of own shares	—	—	92	92	—	92
Stock Purchase Plans
Group	—	—	413	413	—	413
Joint ventures and associated companies	—	—	—	—	—	—
Dividends paid	—	—	–7,207	–7,207	–248	–7,455
Transactions with non-controlling interest	—	—	–380	–380	309	–71

December 31, 2011	16,367	24,731	102,007	143,105	2,165	145,270

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Equity and Other comprehensive income 2010

2010	Capital stock	Additional paid in capital	Retained earnings	Stock- holders’ equity	Non- controlling interest (NCI)	Total equity
January 1, 2010	16,367	24,731	98,772	139,870	1,157	141,027
Net income
Group	—	—	12,503	12,503	89	12,592
Joint ventures and associated companies	—	—	–1,357	–1,357	—	–1,357

Other comprehensive income
Remeasurements related to post-employment benefits
Group	—	—	3,892	3,892	—	3,892
Joint ventures and associated companies	—	—	–27	–27	—	–27
Revaluation of other investments in shares and participations
Fair value remeasurement
Group	—	—	7	7	—	7
Joint ventures and associated companies	—	—	—	—	—	—
Cash flow hedges
Gains/losses arising during the year
Group	—	—	966	966	—	966
Joint ventures and associated companies	—	—	31	31	—	31
Reclassification adjustments for gains/losses included in profit or loss	—	—	–238	–238	—	–238
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	–136	–136	—	–136
Changes in cumulative translation adjustments
Group	—	—	–3,269	–3,269	10	–3,259
Joint ventures and associated companies	—	—	–438	–438	—	–438
Tax on items relating to components of OCI	—	—	–1,120	–1,120	—	–1,120

Total other comprehensive income	—	—	–332	–332	10	–322

Total comprehensive income	—	—	10,814	10,814	99	10,913

Transactions with owners
Sale of own shares	—	—	52	52	—	52
Stock Purchase Plans
Group	—	—	762	762	—	762
Joint ventures and associated companies	—	—	—	—	—	—
Dividends paid	—	—	–6,391	–6,391	–286	–6,677
Transactions with non-controlling interest	—	—	—	—	708	708

December 31, 2010	16,367	24,731	104,008	145,106	1,679	146,785

C17    POST-EMPLOYMENT BENEFITS

Ericsson sponsors a number of post-employment benefit plans throughout the Company, which are in line with market practice in each country. The year 2012 was characterized by the overall decrease in discount rates and a positive development of plan assets. Consequently, the Company experienced a decrease in the net pension liability. The acquisition of Telcordia resulted in an overfunded provision for post-employment benefits.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Amount recognized in the Consolidated balance sheet

Amount recognized in the Consolidated balance sheet

	Sweden	EU	US	Other	Total
2012
Defined benefit obligation (DBO)1)	21,432	10,935	16,472	3,119	51,958
Fair value of plan assets2)	15,375	10,275	16,263	2,729	44,642

Deficit/Surplus (+/–)	6,057	660	209	390	7,316
Unrecognized past service costs	—	–3	—	–25	–28

Closing balance	6,057	657	209	365	7,288

Plans with net surplus excluding asset ceiling3)	—	1,028	738	449	2,215

Provision for post-employment benefits4)	6,057	1,685	947	814	9,503

2011
Defined benefit obligation (DBO)1)	20,643	9,994	3,133	2,605	36,375
Fair value of plan assets2)	13,490	9,415	2,337	2,777	28,019

Deficit/Surplus (+/–)	7,153	579	796	–172	8,356
Unrecognized past service costs	—	—	—	–47	–47

Closing balance	7,153	579	796	–219	8,309

Plans with net surplus excluding asset ceiling3)	—	953	—	754	1,707

Provision for post-employment benefits4)	7,153	1,532	796	535	10,016

1)	For details on DBO, please refer to section “Change in the defined benefit obligation, DBO” of this note.
2)	For details on plan assets, please refer to section “Change in the plan assets” of this note.
3)	Plans with a net surplus, i.e. where plan assets exceed DBO, are reported as Other financial assets, non-current, see Note C12, “Financial assets”. Asset ceiling amounted to SEK 217 (483) million.
4)	Plans with net liabilities are reported in the balance sheet as Post-employment benefits, non-current.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Total pension expenses recognized in the income statement

The expenses for post-employment benefits within Ericsson are distributed between defined contribution plans and defined benefit plans, with a trend toward defined contribution plans.

Pension costs for defined contribution plans and defined benefit plans

	Sweden	EU	US	Other	Total
2012
Pension cost for defined contribution plans	977	520	404	181	2,082
Pension cost for defined benefit plans1)	936	56	–454	142	680

Total	1,913	576	–50	323	2,762

Total pension cost expressed as a percentage of wages and salaries					5.7%

2011
Pension cost for defined contribution plans	2,039	458	360	185	3,042
Pension cost for defined benefit plans1)	621	38	42	146	847

Total	2,660	496	402	331	3,889

Total pension cost expressed as a percentage of wages and salaries					8.9%

2010
Pension cost for defined contribution plans	1,037	528	244	192	2,001
Pension cost for defined benefit plans1)	762	312	30	–14	1,090

Total	1,799	840	274	178	3,091

Total pension cost expressed as a percentage of wages and salaries					7.1%

1)	See cost details in table below.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Cost details for defined benefit plans recognized in the income statement

	Sweden	EU	US	Other	Total
2012
Current service cost	777	169	140	194	1,280
Interest cost	717	475	752	176	2,120
Expected return on plan assets	–579	–483	–1,060	–235	–2,357
Past service cost	—	13	–1	8	20
Curtailments, settlements and other	21	–118	–285	–1	–383

Total	936	56	–454	142	680

2011
Current service cost	547	227	26	157	957
Interest cost	714	461	151	169	1,495
Expected return on plan assets	–558	–474	–135	–243	–1,410
Past service cost	6	10	—	9	25
Curtailments, settlements and other	–88	–186	—	54	–220

Total	621	38	42	146	847

2010
Current service cost	631	290	32	140	1,093
Interest cost	643	496	159	172	1,470
Expected return on plan assets	–511	–463	–130	–253	–1,357
Past service cost	—	33	—	9	42
Curtailments, settlements and other	–1	–44	–31	–82	–158

Total	762	312	30	–14	1,090

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

The following sections focus on the defined benefit plans.

Change in the Defined Benefit Obligation (DBO)

The DBO is the gross pension liability.

Change in the defined benefit obligation

	Sweden	EU	US	Other	Total
2012
Opening balance	20,643	9,994	3,133	2,605	36,375
Current service cost	777	169	140	194	1,280
Interest cost	717	475	752	176	2,120
Employee contributions	—	15	—	7	22
Pension payments	–282	–195	–871	–130	–1,478
Actuarial gain/loss (–/+)	–436	634	1,875	394	2,467
Settlements	–22	129	–55	–2	50
Curtailments	—	–31	—	—	–31
Business combinations1)	—	13	12,565	—	12,578
Other	35	–3	–263	159	–72
Translation difference	—	–265	–804	–284	–1,353

Closing balance	21,432	10,935	16,472	3,119	51,958

Of which medical benefit schemes	—	—	423	—	423

2011
Opening balance	14,980	8,600	2,693	2,437	28,710
Current service cost	547	227	26	157	957
Interest cost	714	461	151	169	1,495
Employee contributions	—	15	—	1	16
Pension payments	–220	–228	–149	–144	–741
Actuarial gain/loss (–/+)	4,705	1,030	329	120	6,184
Settlements	—	—	—	—	—
Curtailments	–88	–183	—	—	–271
Business combinations	—	2	—	—	2
Other	5	1	22	15	43
Translation difference	—	69	61	–150	–20

Closing balance	20,643	9,994	3,133	2,605	36,375

Of which medical benefit schemes	—	—	658	—	658

1)	Business combinations in 2012 are related to the acquisition of Telcordia.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Funded Status

The funded ratio, defined as total plan assets in relation to the total DBO, was 85.9% in 2012, compared to 77.0% in 2011.

The following table summarizes the value of the DBO per geographical area based on whether there are plan assets wholly or partially funding each pension plan.

Value of the defined benefit obligation

	Sweden	EU	US	Other	Total
2012
DBO, closing balance	21,432	10,935	16,472	3,119	51,958
Of which partially or fully funded	20,916	9,623	15,895	2,441	48,875
Of which unfunded	516	1,312	577	678	3,083
2011
DBO, closing balance	20,643	9,994	3,133	2,605	36,375
Of which partially or fully funded	20,118	8,847	2,447	2,118	33,530
Of which unfunded	525	1,147	686	487	2,845

Change in the plan assets

A majority of pension plans have assets managed by local Pension Trust funds, whose sole purpose is to secure the future pension payments to the employees.

Change in the plan assets

	Sweden	EU	US	Other	Total
2012
Opening balance	13,490	9,415	2,337	2,777	28,019
Expected return on plan assets	579	483	1,060	235	2,357
Actuarial gain/loss (+/–)	377	219	994	44	1,634
Employer contributions	1,183	332	115	121	1,751
Employee contributions	—	15	—	7	22
Pension payments	–247	–153	–817	–94	–1,311
Settlements	–17	220	–47	—	156
Business combinations1)	—	—	13,417	—	13,417
Other	10	–23	–7	–22	–42
Translation difference	—	–233	–789	–339	–1,361

Closing balance	15,375	10,275	16,263	2,729	44,642

2011
Opening balance	12,389	8,205	2,048	2,793	25,435
Expected return on plan assets	558	474	135	243	1,410
Actuarial gain/loss (+/–)	–358	437	155	–84	150
Employer contributions	1,086	397	54	125	1,662
Employee contributions	—	15	—	1	16
Pension payments	–185	–187	–98	–102	–572
Other	—	–15	—	–4	–19
Translation difference	—	89	43	–195	–63

Closing balance	13,490	9,415	2,337	2,777	28,019

1)	Business combinations in 2012 are related to the acquisition of Telcordia.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Refunds from or reductions in future contributions to plan assets are recognized if they are available and firmly decided.

Actual return on plan assets

	Sweden	EU	US	Other	Total
2012	956	702	2,054	279	3,991
2011	200	911	289	160	1,560

Asset Allocation

	Sweden	EU	US	Other	Total
2012
Equities	4,867	3,168	5,103	319	13,457
Interest-bearing securities	9,665	5,900	10,042	1,727	27,334
Other	843	1,207	1,118	683	3,851

Total	15,375	10,275	16,263	2,729	44,642

Of which Ericsson securities	—	—	—	—	—

2011
Equities	4,503	3,014	1,062	356	8,935
Interest-bearing securities	8,239	5,265	1,210	1,846	16,560
Other	748	1,136	65	575	2,524

Total	13,490	9,415	2,337	2,777	28,019

Of which Ericsson securities	—	—	—	—	—

Equity instruments amount to 30% (32%) of the total assets, interest bearing instruments amount to 61% (59%) of the total assets, and other instruments amount to 9% (9%) of the total assets.

The contributions to the defined benefit plans for the upcoming year will be based on the development of the financial markets as well as on the growth of the pension liability, and how these developments affect the target funding ratio of the Company.

Actuarial gains and losses reported directly in Other comprehensive income

Since January 1, 2006, the Company applies immediate recognition of actuarial gains and losses directly in the statement of Other comprehensive income. Actuarial gains and losses may arise from either a change in actuarial assumptions or in deviations between estimated and actual outcome.

Multi-year summary

	2012	2011	2010	2009	2008
Plan assets	44,642	28,019	25,435	23,206	19,037
DBO	51,958	36,375	28,710	30,717	28,010

Deficit/Surplus (–/+)	–7,316	–8,356	–3,275	–7,511	–8,973
Actuarial gains and losses (–/+)
Experience-based adjustments of pension obligations	–362	–463	177	310	57
Experience-based adjustments of plan assets	–1,634	–150	–653	–1,191	2,952

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Actuarial gains and losses reported directly in Other comprehensive income

	2012	2011
Cumulative gain/loss (–/+) at beginning of year	7,911	1,849
Recognized gain/loss (–/+) during the year	833	6,034
Translation difference	–48	28

Cumulative gain/loss (–/+) at end of year	8,696	7,911

Total remeasurements in Other comprehensive income related to post-employment benefits

	2012	2011
Actuarial gains and losses (+/–)	–833	–6,034
The effect of asset ceiling	266	208
Swedish special payroll taxes	116	–1,137
Total	–451	–6,963

Actuarial gains and losses for joint ventures and associated companies	50	–212

Actuarial assumptions

Financial and demographic actuarial assumptions

	Sweden	EU1)	US1)	Other1)
2012
Discount rate	3.50%	4.55%	4.00%	7.24%
Expected return on plan assets for the year	4.33%	5.11%	7.00%	9.06%
Future salary increases	3.25%	3.63%	4.50%	5.57%
Inflation	2.00%	2.20%	2.50%	1.35%
Health care cost inflation, current year	n/a	n/a	9.00%	n/a
Life expectancy after age 65 in years, males	22	22	19	19
Life expectancy after age 65 in years, females	24	24	21	22
2011
Discount rate	3.50%	4.90%	5.23%	8.18%
Expected return on plan assets for the year	4.55%	5.73%	7.00%	9.27%
Future salary increases	3.25%	3.71%	4.50%	6.07%
Inflation	2.00%	2.74%	2.50%	3.43%
Health care cost inflation, current year	n/a	n/a	9.00%	n/a
Life expectancy after age 65 in years, males	22	22	19	19
Life expectancy after age 65 in years, females	24	24	21	22

1)	Weighted average for disclosure purposes only. Land specific assumptions were used for each actuarial calculation.

•	Actuarial assumptions are assessed on a quarterly basis.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

•	Salary increases are partially affected by fluctuations in inflation rate.

•

The net periodic pension cost and the present value of the DBO for current and former employees are calculated using the Projected Unit Credit (PUC) actuarial cost method, where the objective is to spread the cost of each employee’s benefits over the period that the employee works for the Company.

Sensitivity analysis for medical benefit schemes

A one percent change in the assumed trend rate of medical cost would have the following effect (in SEK million):

Sensitivity analysis for medical benefit schemes

	1% increase	1% decrease
Net periodic post-employment medical cost	3	–3
Accumulated post-employment benefit obligation for medical costs	32	–28

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

Alecta has a collective funding ratio which is a buffer for its insurance commitments to protect against fluctuations in investment return and insurance risks. Alecta’s target ratio is 140% and reflects the fair value of Alecta’s plan assets as a percentage of plan commitments, then measured in accordance with Alecta’s actuarial assumptions, which are different from those in IAS 19. Alecta’s collective funding ratio was 129% (113%) as of December 31, 2012.

Contingent liabilities include the Company’s mutual responsibility as a credit insured company of PRI Pensionsgaranti in Sweden. This mutual responsibility can only be imposed in case PRI Pensionsgaranti has consumed all of their assets, and it amounts to a maximum of 2% of the company’s pension liability in Sweden.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

C18    PROVISIONS

Provisions

	Warranty	Restructuring	Project related	Other	Total
2012
Opening balance	1,888	1,327	718	2,332	6,265
Additions	1,088	1,234	278	4,411	7,011
Reversal of excess amounts	–157	–150	–234	–532	–1,073
Negative effect on Income Statement					5,938
Cash out/utilization	–1,188	–1,170	–376	–741	–3,475
Balances regarding divested/acquired businesses	48	–	10	82	140
Reclassification	1	11	4	–38	–22
Translation differences	–85	–34	–22	–67	–208

Closing balance	1,595	1,218	378	5,447	8,638

2011
Opening balance	2,469	3,230	1,105	2,940	9,744
Additions	1,433	1,806	563	1,005	4,807
Reversal of excess amounts	–440	–407	–164	–908	–1,919
Negative effect on Income Statement					2,888
Cash out/utilization	–1,527	–3,223	–662	–575	–5,987
Balances regarding divested/acquired businesses	21	–	–	2	23
Reclassification	–	–48	–111	–87	–246
Translation differences	–68	–31	–13	–45	–157

Closing balance	1,888	1,327	718	2,332	6,265

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

For 2012, new or additional provisions amounting to SEK 7.0 billion were made, and SEK 1.1 billion were reversed. The actual cash outlays for 2012 were SEK 3.5 billion compared with the estimated SEK 3.5 billion. The main part of the total cash out for 2012 is warranty provisions of SEK 1.2 billion and restructuring provisions of SEK 1.2 billion. The expected total cash outlays in 2013 is approximately SEK 7 billion.

Of the total provisions, SEK 211 (280) million are classified as non-current. For more information, see Note C1, “Significant accounting policies” and Note C2, “Critical accounting estimates and judgments”.

Warranty provisions

Warranty provisions are based on historic quality rates for established products as well as estimates regarding quality rates for new products and costs to remedy the various types of faults predicted. Provisions amounting to SEK 1.1 billion were made and due to more favorable outcomes in certain cases reversals of SEK 0.2 billion were made. The actual cash outlays for 2012 were SEK 1.2 billion and in line with the expected SEK 1 billion. The cash outlays of warranty provisions during year 2013 are estimated to approximately SEK 1 billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Restructuring provisions

In 2012 SEK 1.2 billion in provision were made and SEK 0.1 billion were reversed due to a more favorable outcome than expected. The cash outlays were SEK 1.2 billion for the full year and in line with the expected SEK 1 billion. SEK 0.6 billion were related to restructuring programs before 2011. The cash outlays for 2013 are estimated to approximately SEK 1 billion.

Project related provisions

Project provisions relate to estimated losses on onerous contracts, including probable contractual penalties. Provisions amounting to SEK 0.3 billion were made and SEK 0.2 billion were reversed due to a more favorable outcome than expected. The cash outlays of project related provisions were SEK 0.4 billion and in line with the estimated SEK 0.5 billion. The cash outlays for 2013 are estimated to approximately SEK 0.4 billion.

Other provisions

Other provisions include provisions for tax issues, litigations, supplier claims, and other. During 2012, new provisions amounting to SEK 4.4 billion were made, of which 3.3 billion was related to ST-Ericsson, for further information, see Note C3, “Segment information”. SEK 0.5 billion were reversed during 2012 due to a more favorable outcome. The cash outlays were SEK 0.7 billion in 2012 compared to the estimate of SEK 1 billion. For 2013, the cash outlays are estimated to approximately SEK 5 billion.

C19    INTEREST-BEARING LIABILITIES

As of December 31, 2012, the Company’s outstanding interest-bearing liabilities were SEK 28.7 (31.0) billion.

Interest-bearing liabilities

	2012	2011
Borrowings, current
Current part of non-current borrowings1)	3,018	4,314
Other current borrowings	1,751	3,451

Total current borrowings	4,769	7,765

Borrowings, non-current
Notes and bond loans	16,519	17,197
Other borrowings, non-current	7,379	6,059
Total non-current interest-bearing liabilities	23,898	23,256

Total interest-bearing liabilities	28,667	31,021

1)	Including notes and bond loans of SEK 2,671 (3,461) million.

All outstanding notes and bond loans are issued by the Parent Company under its Euro Medium-Term Note (EMTN) program or under its SEC Registered program. Bonds issued at a fixed interest rate are normally swapped to a floating interest rate using interest rate swaps leaving a maximum of 50% of outstanding loans at fixed interest rates. It resulted in a weighted average interest rate of 4.69% (4.21%). These bonds are revalued based on changes in benchmark interest rates according to the fair value hedge methodology stipulated in IAS 39.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

In May 2012 the Company placed a US dollar denominated 1 billion 10-year bond with a fixed coupon rate of 4.125%. The offer was made pursuant to the Company’s shelf registration statement filed with the SEC in April 2012, and a prospectus supplement thereto. This was the Company´s debut issue on the US bond market.

In June 2012 the Company repurchased notes with a nominal value of EUR 286.79 million from the EUR 600 million 5% Notes due 2013 and notes with a nominal value of EUR 154.52 million from the EUR 375 million Floating Rate Notes due 2014 pursuant to a tender offer process.

In July 2012 the Company signed a loan of EUR 150 million with the Nordic Investment Bank (NIB). The loan is divided into two equal tranches with respective seven- and nine-year maturity and was disbursed in December 2012. The loan supports the Company’s R&D activities to develop the next generation radio and IP technology supporting Mobile Broadband build-out globally.

In October 2012 the Company signed a loan agreement with the European Investment Bank (EIB). The loan amount is EUR 500 million (or the equivalent in USD), and the Company has an option for disbursement until April 2014. This loan facility currently remains undrawn. The loan will mature seven years after disbursement. The loan supports the Company’s R&D activities to further develop the next generation radio and IP technology that supports mobile broadband build-out globally.

Notes, bonds and bilateral loans

Issued–maturing	Nominal amount	Coupon	Currency	Book value (SEK m.)		Maturity date		Unrealized hedge gain/loss (included in book value)
Notes and bond loans
2007-2014	220	0.484%	EUR	1,891		Jun 27, 2014	1)
2007-2017	500	5.375%	EUR	5,117	2)	Jun 27, 2017		–799
2009-2013	313	5.000%	EUR	2,671	2)	Jun 24, 2013		–30
2009-20163)	300		USD	1,952		Jun 23, 2016
2010-20204)	170		USD	1,106		Dec 23, 2020
2012-2022	1,000	4.125%	USD	6,453		May 15, 2022

Total notes and bond loans				19,190				–829

Bilateral loans
2008-20155)	4,000		SEK	4,000		Jul 15, 2015
2012-20196)	98		USD	636		Sep 30, 2019
2012-20217)	98		USD	637		Sep 30, 2021

Total bilateral loans				5,273

1)	Next contractual repricing date March 27, 2013 (quarterly).
2)	Interest rate swaps are designated as fair value hedges.
3)	Private Placement, Swedish Export Credits Guarantee Board (EKN) / Swedish Export Credit Corporation (SEK).
4)	Private Placement, Swedish Export Credit Corporation (SEK).
5)	European Investment Bank (EIB), R&D project financing.
6)	Nordic Investment Bank (NIB), R&D project financing.
7)	Nordic Investment Bank (NIB), R&D project financing.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

C20    FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company’s financial risk management is governed by a policy approved by the Board of Directors. The Finance Committee of the Board of Directors is responsible for overseeing the capital structure and financial management of the Company and approving certain matters (such as investments, customer finance commitments, guarantees and borrowing) and is continuously monitoring the exposure to financial risks.

The Company defines its managed capital as the total Company equity. For the Company, a robust financial position with a strong equity ratio, investment grade rating, low leverage and ample liquidity is deemed important. This provides financial flexibility and independence to operate and manage variations in working capital needs as well as to capitalize on business opportunities.

The Company’s overall capital structure should support the financial targets: to grow faster than the market, deliver best-in-class margins and generate a healthy cash flow. The capital structure is managed by balancing equity, debt financing and liquidity in such a way that the Company secure funding of operations at a reasonable cost of capital. Regular borrowings are complemented with committed credit facilities to give additional flexibility to manage unforeseen funding needs. The Company strive to finance growth, normal capital expenditures and dividends to shareholders by generating sufficient positive cash flows from operating activities.

The Company’s capital objectives are:

•	An equity ratio above 40%

•	A cash conversion rate above 70%

•	To maintain a positive net cash position

•	To maintain a solid investment grade rating by Moody’s and Standard & Poor’s.

Capital objectives related information, SEK billion

	2012	2011
Capital	138	145
Equity ratio	50%	52%
Cash conversion rate	116%	40%
Positive net cash	38.5	39.5

The Company has a treasury function with the principal role to ensure that appropriate financing is in place through loans and committed credit facilities, to actively manage the Company’s liquidity as well as financial assets and liabilities, and to manage and control financial risk exposures in a manner consistent with underlying business risks and financial policies. Hedging activities, cash management and insurance management are largely centralized to the treasury function in Stockholm.

The Company also has a customer finance function with the main objective to find suitable third-party financing solutions for customers and to minimize recourse to the Company. To the extent customer loans are not provided directly by banks, the Parent Company provides or guarantees vendor credits. The customer finance function monitors the exposure from outstanding vendor credits and credit commitments. The Company classifies financial risks as:

•	Foreign exchange risk

•	Interest rate risk

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

•	Credit risk

•	Liquidity and refinancing risk

•	Market price risk in own and other equity instruments.

The Board of Directors has established risk limits for defined exposures to foreign exchange and interest rate risks as well as to political risks in certain countries.

For further information about accounting policies, see Note C1, “Significant accounting policies”.

Foreign exchange risk

The Company is a global company with sales mainly outside Sweden. Revenues and costs are to a large extent in currencies other than SEK and therefore the financial results of the Company are impacted by currency fluctuations.

The Company reports the financial accounts in SEK and movements in exchange rates between currencies will affect:

•	Specific line items such as Net sales and Operating income

•	The comparability of our results between periods

•	The carrying value of assets and liabilities

•	Reported cash flows.

Net sales and Operating income are affected by changes in foreign exchange rates from two different kinds of exposures, translation exposure and transaction exposure. In the Operating income we are primarily exposed to transaction exposure which is partially addressed by hedging.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Currency exposure, SEK billion

Exposure currency	Translation exposure	Transaction exposure	Net exposure	Net exposure, percent of total
Net sales
SEK	43.2	–40.5	2.7	1%
USD	57.2	38.9	96.1	42%
EUR	29.7	11.4	41.1	18%
CNY	12.1	–0.2	11.9	5%
JPY	17.5	0.5	18.0	8%
INR	6.1	0.0	6.1	3%
BRL	7.0	–0.3	6.7	3%
GBP	6.3	–1.3	5.0	2%
Other	48.5	–8.5	40.0	18%

Pre-hedge total			227.6	100%
Hedge			0.2

Total Net sales			227.8

Net cost
SEK	–43.4	–29.9	–73.3	33%
USD	–57.9	–12.6	–70.5	32%
EUR	–27.4	–4.7	–32.1	15%
CNY	–11.5	0.7	–10.8	5%
JPY	–16.1	11.5	–4.6	2%
INR	–5.1	2.4	–2.7	1%
BRL	–6.5	0.7	–5.8	3%
GBP	–5.9	0.3	–5.6	3%
Other	–43.9	31.6	–12.3	6%

Pre-hedge total			–217.7	100%
Hedge			0.4

Total Net cost			–217.3

Operating income			10.5

Translation exposure

Translation exposure relates to Sales and Cost of sales in foreign entities when translated into SEK upon consolidation. These exposures can not be addressed by hedging, but as the Income Statement is translated using average rate (average rate gives a good approximation), the impact of volatility in foreign currency rates is reduced.

Transaction exposure

Transaction exposure relates to Sales and Cost of sales in non-reporting currencies in individual group companies. Foreign exchange risk is as far as possible concentrated to Swedish group companies, primarily Ericsson AB. Sales to foreign subsidiaries are normally denominated in the functional currency of the customers and are normally denominated in USD or other foreign currency. In order to limit the exposure toward exchange rate fluctuations on future revenues and costs, committed and forecasted future sales and purchases in major currencies are hedged with 7% of 12-month forecast monthly. This corresponds to approximately 5–6 months of an average forecast.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

According to Company policy, transaction exposure in subsidiaries’ balance sheets (i.e. trade receivables and payables and customer finance receivables) should be fully hedged, except for non-tradable currencies.

Foreign exchange exposures in balance sheet items are hedged through offsetting balances or derivatives.

As of December 31, 2012, outstanding foreign exchange derivatives hedging transaction exposures had a net market value of SEK 1.1 (–0.5) billion. The market value is partly deferred in the hedge reserve in other comprehensive income to offset the gains/losses on hedged future sales in foreign currency.

Cash flow hedges

The purpose of hedging forecasted revenues and costs is to reduce volatility in the income statement. Hedging is done by selling or buying foreign currencies against the functional currency of the hedging entity using foreign exchange forwards.

Hedging is done based on a rolling 12-month exposure forecast. The Company uses a layered hedging approach, where the closest quarters are hedged to a higher degree than later quarters. Each consecutive quarter is hereby hedged on several occasions and is covered by an aggregate of hedging contracts initiated at various points in time, which supports the objective of reducing volatility in the income statement from changes in foreign exchange rates.

Translation exposure in net assets

The Company has many subsidiaries operating outside Sweden with other functional currencies than SEK. The results and net assets of such companies are exposed to exchange rate fluctuations, which affect the consolidated income statement and balance sheet when translated to SEK. Translation risk related to forecasted results from foreign operations can not be hedged, but net assets can be addressed by hedging.

Translation exposure in foreign subsidiaries is hedged according to the following policy established by the Board of Directors: Translation risk related to net assets in foreign subsidiaries is hedged up to 20% in selected companies. The translation differences reported in Other comprehensive income during 2012 were negative, SEK –3.9 (–1.0) billion, including hedging gain/loss of SEK 0.0 (0.0) billion.

Interest rate risk

The Company is exposed to interest rate risk through market value fluctuations in certain balance sheet items and through changes in interest revenues and expenses. The net cash position was SEK 38.5 (39.5) billion at the end of 2012, consisting of cash, cash equivalents and short-term investments of SEK 76.7 (80.5) billion and interest-bearing liabilities and post-employment benefits of SEK 38.2 (41.0) billion.

The Company manages the interest rate risk by (i) matching fixed and floating interest rates in interest-bearing balance sheet items and (ii) avoiding significant fixed interest rate exposure in the Company’s net cash position. The policy is that interest-bearing assets shall have an average interest duration between 10 and 14 months, taking derivative instruments into consideration. Interest-bearing liabilities do not have a duration target as the duration of the fixed rate portion will be determined by markets conditions when liabilities are issued, Group Treasury has a mandate to deviate from the asset management benchmark given by the Board and take foreign exchange positions up to an aggregated risk of VaR SEK 45 million given a confidence level of 99% and a 1-day horizon.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Interest duration, SEK billion

	< 3M	<1Y	1-3Y	3-5Y	>5Y	Total
Interest Bearing Trading	4.7	–5.4	1.0	0.0	–0.3	0
Interest Bearing Assets	58.2	2.6	11.5	3.6	0.8	76.7
Interest Bearing Liabilities	–11.7	–5.1	0.0	–4.2	–7.7	–28.7

When managing the interest rate exposure, the Company uses derivative instruments, such as interest rate swaps. Derivative instruments used for converting fixed rate debt into floating rate debt are designated as fair value hedges.

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

Outstanding derivatives1)

	2012			2011
Fair value	Asset		Liability	Asset		Liability
Currency derivatives
Maturity within 3 months	976		60	557		881
Maturity between 3 and 12 months	611		10	364		393
Maturity 1 to 3 years	4		—	—		—

Total	1,591		70	921		1,274
Of which designated in cash flow hedge relations	816		6	333		638
Of which designated in net investment hedge relations	—		—	—		—

Interest rate derivatives
Maturity within 3 months	—		—	—		5
Maturity between 3 and 12 months	487		285	324		367
Maturity 1 to 3 years	565		681	380		618
Maturity 3 to 5 years	1,212		739	416		815
Maturity more than 5 years	38		—	778		161

Total	2,302	2)	1,705	1,898	2)	1,966
Of which designated in fair value hedge relations	969		—	1,002		—

1)	Some of the derivatives hedging non-current liabilities are recognized in the balance sheet as non-current derivatives due to hedge accounting.
2)	Of which SEK 825 (816) million is reported as non-current assets.

Sensitivity analysis

The Company uses the VaR methodology to measure foreign exchange and interest rate risks in portfolios managed by Treasury. This statistical method expresses the maximum potential loss that can arise with a certain

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

degree of probability during a certain period of time. For the VaR measurement, the Company has chosen a probability level of 99% and a 1-day time horizon. The daily VaR measurement uses market volatilities and correlations based on historical daily data (one year).

The average VaR calculated for 2012 was SEK 9.8 (20.6) million for the combined mandates. No VaR-limits were exceeded during 2012.

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. This exposure arises in the investments in cash, cash equivalents, short-term investments and from derivative positions with positive unrealized results against banks and other counterparties.

The Company mitigates these risks by investing cash primarily in well-rated securities such as treasury bills, government bonds, commercial papers, and mortgage covered bonds with short-term ratings of at least A-1/P-1 and long-term ratings of AAA. Separate credit limits are assigned to each counterpart in order to minimize risk concentration. We have had no sub-prime exposure in our investments. All derivative transactions are covered by ISDA netting agreements to reduce the credit risk. No credit losses were incurred during 2012, SEK 0.0 (0.0) billion, neither on external investments nor on derivative positions.

At December 31, 2012, the credit risk in financial cash instruments was equal to the instruments’ carrying value. Credit exposure in derivative instruments was SEK 3.9 (2.8) billion.

Liquidity risk

Liquidity risk is that the Company is unable to meet its short-term payment obligations due to insufficient or illiquid cash reserves.

The Company minimizes the liquidity risk by maintaining a sufficient net cash position. This is managed through centralized cash management, investments in highly liquid interest-bearing securities, and by having sufficient committed credit lines in place to meet potential funding needs. For information about contractual obligations, please see Note C31, “Contractual obligations”. The current cash position is deemed to satisfy all short-term liquidity requirements.

During 2012, cash and bank and short-term investments decreased by SEK 3.8 billion to SEK 76.7 billion.

Cash, cash equivalents and short-term investments

	Remaining time to maturity
SEK billion	< 3 months	< 1 year	1–5 years	>5 years	Total
Bank Deposits	40.6	0.2	—	—	40.8
Type of issuer/counterpart
Governments	3.4	4.5	10.8	0.8	19.5
Corporations	3.1	—	—	—	3.1
Mortgage institutes	—	0.1	13.2	—	13.3
2012	47.1	4.8	24.0	0.8	76.7
2011	44.7	4.0	29.8	2.0	80.5

The instruments are either classified as held for trading or as assets available for sale with maturity less than one year and are therefore short-term investments. Cash, Cash equivalents and short-term investments are mainly held in SEK unless off-set by EUR-funding.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Refinancing risk

Refinancing risk is the risk that the Company is unable to refinance outstanding debt at reasonable terms and conditions, or at all, at a given point in time.

Repayment schedule of non-current borrowings1)

Nominal amount (SEK billion)	Current maturities of long- term debt	Notes and bonds (non-current)	Liabilities to financial institutions (non-current)	Total
2013	3.0	—	—	3.0
2014	—	1.9	—	1.9
2015	—	—	5.1	5.1
2016	—	2.0	—	2.0
2017	—	4.3	—	4.3
2018	—	—	—	—
2019	—	—	0.6	0.6
2020	—	1.1	—	1.1
2021	—	—	0.6	0.6
2022	—	6.4	—	6.4

Total	3.0	15.7	6.3	25.0

1)	Excluding finance leases reported in Note C27, “Leasing”.

Debt financing is mainly carried out through borrowing in the Swedish and international debt capital markets.

Bank financing is used for certain subsidiary funding and to obtain committed credit facilities.

Funding programs1)

	Amount		Utilized	Unutilized
Euro Medium-Term Note program (USD million)	5,000		1,833	3,167
SEC Registered program (USD Million)	—	2)	1,000	—
Long-term Committed Credit facility (USD million)	2,000		—	2,000
Indian Commercial Paper program (INR million)	5,000		3,750	1,250
EIB Committed Credit Facility (EUR million)	500		—	500

1)	There are no financial covenants related to these programs.
2)	Program amount indeterminate.

Financial instruments carried at other than fair value

The fair value of the Company’s financial instruments, recognized at fair value, are determined based on quoted market prices or rates. In the following tables, carrying amounts and fair values of financial instruments that are carried in the financial statements at other than fair values are presented. Assets valued at fair value through profit or loss showed a net gain of SEK 2.7 billion. For further information about valuation principles, please see Note C1, “Significant accounting policies”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Financial instruments carried at other than fair value1)

	Book value		Fair value
SEK billion	2012	2011	2012	2011
Current part of non-current borrowings	3.0	4.3	3.0	4.3
Notes and bonds	16.5	17.2	17.0	17.1
Other borrowings non-current	7.4	4.9	7.6	4.9

Total	26.9	26.4	27.6	26.3

1)	Excluding finance leases reported in Note C27, “Leasing”.

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

Market price risk in own shares and other listed equity investments

Risk related to our own share price

The Company is exposed to the development of its own share price through stock purchase plans for employees and synthetic share-based compensations to the Board of Directors.

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

Financial instruments, book value

SEK billion	Customer finance	Trade receivables	Short- term invest- ments	Cash equiva- lents	Borrowings	Trade payables	Other financial assets	Other current receiv- ables	Other current liabilities	2012	2011
Note	C14	C14			C19	C22	C12	C15	C21
Assets at fair value through profit or loss	—	—	32.0	12.2	—	—	0.8	3.1	–1.8	46.3	43.4
Loans and receivables	5.3	63.7	—	2.1	—	—	3.2	—	—	74.3	79.2
Financial liabilities at amortized cost	—	—	—	—	–28.7	–23.1	—	—	—	–51.8	–56.3

Total	5.3	63.7	32.0	14.3	–28.7	–23.1	4.0	3.1	–1.8	68.8	66.3

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

C21    OTHER CURRENT LIABILITIES

Other current liabilities

	2012	2011
Income tax liabilities	3,878	2,691
Advances from customers	4,754	3,942
Liabilities to associated companies and joint ventures	—	119
Accrued interest	259	351
Accrued expenses, of which	32,353	32,652
Employee related	11,166	11,314
Supplier related	11,440	11,621
Other1)	9,747	9,717
Deferred revenues	11,658	8,722
Derivatives with a negative value2)	1,775	3,240
Other3)	6,431	6,253

Total	61,108	57,970

1)	Major balance relates to accrued expenses for customer projects.
2)	See Note C20, “Financial risk management and financial instruments”.
3)	Includes items such as VAT and withholding tax payables and other payroll deductions, and liabilities for goods received where invoice is not yet received.

C22    TRADE PAYABLES

Trade payables

	2012	2011
Payables to associated companies and joint ventures	81	102
Other	23,019	25,207

Total	23,100	25,309

C23    ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral

	2012	2011
Chattel mortgages	185	185
Bank deposits	335	267

Total	520	452

C24    CONTINGENT LIABILITIES

Contingent liabilities

	2012	2011
Contingent liabilities	613	609

Total	613	609

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Contingent liabilities assumed by Ericsson include guarantees of loans to other companies of SEK 24 (25) million. Ericsson has SEK 59 (111) million issued to guarantee the performance of a third party.

All ongoing legal and tax proceedings have been evaluated, their potential economic outflows and probability estimated and necessary provisions made. In Note C2, “Critical Accounting Estimates and Judgments”, a further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Financial guarantees for third party amounted to SEK 286 (449) million as of December 31, 2012. Maturity date for major part of the issued guarantees occurs in 2021 at latest.

C25    STATEMENT OF CASH FLOWS

Interest paid in 2012 was SEK 1,650 million (SEK 1,422 million in 2011, SEK 977 million in 2010) and interest received was SEK 1,883 million (SEK 2,632 million in 2011, SEK 1,083 million in 2010). Taxes paid, including withholding tax, were SEK 5,750 million (SEK 4,393 million in 2011, SEK 4,808 million in 2010).

Cash and cash equivalents includes cash of SEK 30,358 (29,471) million and temporary investments of SEK 14,324 (9,205) million. For more information regarding the disposition of cash and cash equivalents and unutilized credit commitments, see Note C20, “Financial risk management and financial instruments”.

The Company holds cash or cash equivalents in countries where exchange controls or legal restrictions apply. These restrictions normally refer to approval procedures prior to cross-border cash transfers. The amount of cash and cash equivalents in such countries amounts to SEK 10.6 (13.9) billion. Of this amount, SEK 9.2 (12.8) billion can be used for repayment of external and internal liabilities as well as other operating needs. Therefore, net cash and cash equivalents that are not readily available for use by the Group is SEK 1.4 (1.1) billion.

Adjustments to reconcile net income to cash

	2012	2011	2010
Property, plant and equipment
Depreciation	4,052	3,499	3,299
Impairment losses/reversals of impairments	–40	47	–3
Total	4,012	3,546	3,296

Intangible assets
Amortization
Capitalized development expenses	1,058	995	664
Intellectual Property Rights, brands and other intangible assets	4,436	4,470	4,999

Total amortization	5,494	5,465	5,663
Impairments
Capitalized development expenses	266	7	49
Intellectual Property Rights, brands and other intangible assets	117	18	945

Total	5,877	5,490	6,657

Total depreciation, amortization and impairment losses on property, plant and equipment and intangible assets	9,889	9,036	9,953

Taxes	–1,140	1,994	351
Dividends from joint ventures/ associated companies1)	133	177	119
Undistributed earnings in joint ventures/associated companies1)	11,636	3,533	1,357
Gains/losses on sales of investments and operations, intangible assets and PP&E, net2)	–8,087	–159	–237
Other non-cash items3)	646	–1,968	947

Total adjustments to reconcile net income to cash	13,077	12,613	12,490

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

1)	See Note C12, “Financial assets, non-current”.
2)	See Note C26, “Business combinations”.
3)	Refers mainly to unrealized foreign exchange, gains/losses on financial instruments.

Acquisitions/divestments of subsidiaries and other operations

	Acquisitions	Divestments
2012
Cash flow from business combinations1)	–11,575	9,502
Acquisitions/divestments of other investments	46	–50

Total	–11,529	9,452

2011
Cash flow from business combinations1)	–1,232	–28
Acquisitions/divestments of other investments	–1,949	81

Total	–3,181	53

2010
Cash flow from business combinations1)	–3,286	454

Total	–3,286	454

1)	See also Note C26, “Business combinations”.

C26    BUSINESS COMBINATIONS

Acquisitions and divestments

Acquisitions

Acquisitions 2010–2012

	2012		2011	2010
Cash	12,564	1)	1,162	3,789

Total consideration	12,564		1,162	3,789

Acquisition-related costs2)	150		77	67
Net asset acquired
Cash and cash equivalents	1,139		7	570
Property, plant and equipment	480		259	205
Intangible assets	6,672		382	3,825
Investments in joint ventures and associated companies	—		120	138
Other assets	2,105		140	2,506
Provisions, including post-employment benefits	714		–23	–390
Other liabilities	–3,214		–37	–3,573

Total identifiable net assets	7,896		848	3,281
Non-controlling interest	375		54	–748
Goodwill	4,293		260	1,256

	12,564		1,162	3,789

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

1)	The cash transaction includes payment of external loan of SEK 6.2 billion and investment in subsidiary of SEK 2.5 billion.
2)	Acquisition-related costs are included in Selling and administrative expenses in the consolidated income statement.

In 2012, Ericsson made acquisitions with a negative cash flow effect amounting to SEK 11,575 (1,232) million. The acquisitions consist primarily of:

•

BelAir: On April 2, 2012, the Company acquired 100% of the shares in BelAir Networks, a North American telecom-grade Wi-Fi company. The acquisition gives the Company a telecom-grade Wi-Fi portfolio, technological expertise, IPR, and established customer contracts and relationships. The purchase price was USD 250 million on a cash and debt-free basis.

•

ConceptWave: On September 25, 2012, the Company announced the acquisition of 100% of the shares in the Canadian company ConceptWave in an all-cash transaction. The acquisition complements the Company’s portfolio in OSS/BSS with order management and product catalog solutions. The purchase price was CAD 55 million on a cash and debt-free basis. Balances to facilitate the Purchase price allocation are preliminary.

•

Ericsson-LG: On March 22, 2012, the Company announced it had acquired additional shares in Ericsson-LG, thereby increasing the ownership from 50% plus one share to 75%. The company is fully consolidated by the Company, since the original acquisition in July 2010.

•

Technicolor: On July 3, 2012, the Company announced the closing of the acquisition of the broadcast services division of Technicolor. The acquisition brings broadcast customers and playout operations in France, UK and in the Netherlands. The purchase price amounted to EUR 20 million including a potential earn-out valued at EUR 2 million, based on 2015 revenues of the Broadcast services activity. Balances to facilitate the Purchase price allocation are preliminary.

•

Telcordia: On June 14, 2011, the Company announced that it had entered into an agreement to acquire 100% of the shares of Telcordia, a leader in the development of software and services for OSS/BSS. The acquisition was completed on January 12, 2012, with a purchase price of USD 1.15 billion in an all-cash transaction, on a cash and debt-free basis. Net sales for the acquired Telcordia business amounted to approximately SEK 4.2 billion for the period January 12 – December 31, 2012. The acquired Telcordia business had a positive impact on the result. Goodwill represented 57% of the total assets acquired. The goodwill is mainly attributable to the value of the compentence acquired and future synergy effects. None of the goodwill is expected to be deductible for tax purposes. Transaction costs for the acquisition amounted to SEK 57 million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Telcordia

	2012
Cash	8,725	1)

Total consideration	8,725

Acquisition-related costs2)	57
Net asset acquired
Cash and cash equivalents	886
Property, plant and equipment	305
Intangible assets	5,543
Other assets3)	1,713
Provisions, including post-employment benefits	714
Other liabilities	–3,586

Total identifiable net assets	5,575
Goodwill	3,150

	8,725

1)	The cash transaction includes payment of external loan of SEK 6.2 billion and investment in subsidiary of SEK 2.5 billion.
2)	Acquisition-related costs are included in Selling and administrative expenses in the consolidated income statement.
3)	Other assets include trade receivables with a fair value of SEK 1.4 billion.

In order to finalize a Purchase price allocation all relevant information needs to be in place. Examples of such information are final consideration and final opening balances, they may remain preliminary for a period of time due to for example working capital adjustments, tax items or decisions from local authorities.

Divestments

Divestments 2010–2012

	2012	2011	2010
Cash	9,502	–28	454
Net assets disposed of
Property, plant and equipment	—	1	21
Investments in joint ventures and associated companies	1,353	10	—
Other assets	296	38	372
Other liabilities	–483	–224	–183

	1,166	–175	210
Net gains from divestments	8,336	158	357
Less Cash and cash equivalents	—	–11	–113

Cash flow effect	9,502	–28	454

In 2012, the Company made divestments with a cash flow effect amounting to SEK 9,502 (–28) million.

•

IPX: On September 30, 2012, the Company divested its Multimedia brokering platform (IPX) to French listed company Gemalto, with the exception of the operations in the US. The sale resulted in a gain amounting to SEK 237 million and a positive cash flow effect of SEK 260 million.

•	Sony Ericsson: On February 16, 2012, the Company announced the completion of the divestment of its 50% stake in Sony Ericsson Mobile Communications, with a carrying value of 1.4 billion. The agreed

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

cash consideration for the transaction was EUR 1.05 billion. The sale resulted in a gain amounting to SEK 7.7 billion and a positive cash flow effect of SEK 9.1 billion. For further information on the divestment of Sony Ericsson, see note C3, “Segment information”.

Acquisitions 2010–2012

Company	Description	Transaction date
ConceptWave	A Canadian OSS/BSS company. The purchase price was CAD 55 million.	Sep, 2012

Technicolor	A technology company in the media and entertainment sector. The purchase price was EUR 20 million.	Jul, 2012

BelAir	A telecom-grade Wi-Fi company based in Canada. The purchase price was USD 250 million.	Apr, 2012

Ericsson-LG	Increase of ownership from 50% plus one share, to 75%.	Mar, 2012

Telcordia	A US company developing software and services for OSS/BSS. The purchase price was USD 1.15 billion.	Jan, 2012

GDNT	An asset purchase agreement of certain assets. Enhances the Company’s existing R&D, manufacturing and services capabilities in the China region. The purchase price was RMB 357 million.	May, 2011

Nortel Multiservice Switch business (MSS)	An asset purchase agreement to acquire certain assets of Nortel’s MSS. The purchase price was USD 53 million.	Mar, 2011

Optimi	A US-Spanish telecommunications vendor providing products and services within the networks optimization and management sector. The purchase price was USD 99 million.	Dec, 2010

inCode	An asset purchase agreement of certain assets. A professional services firm providing strategic business and consulting services. The purchase price was USD 12 million.	Sep, 2010

LG-Nortel	Nortel’s majority shareholding (50% + 1 share) in LG-Nortel. The purchase price was USD 234 million.	Jun, 2010

Nortel GSM	An asset purchase agreement of the Carrier networks division of Nortel relating to GSM business. The purchase price was USD 79 million.	Mar, 2010

Pride	An Italian consulting and systems integration company. The purchase price was EUR 66 million.	Jan, 2010

Divestments 2010–2012

Company	Description	Transaction date
IPX	Sale of IPX to Gemalto, with a positive cash flow effect of SEK 260 million.	Sep, 2012

EDA 1500 GPON	Capital asset sale of EDA 1500 GPON portfolio with a positive cash flow effect of SEK 80 million.	Aug, 2012

Sony Ericsson	Sale of the Company’s share in Sony Ericsson (50%) to Sony, with a positive cash flow effect of SEK 9.1 billion.	Feb, 2012

EFI	Sale of Ericsson Federal Inc. (EFI), with a positive cash flow effect of SEK 360 million.	Dec, 2010

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

C27    LEASING

Leasing with the Company as lessee

Assets under finance leases, recorded as property, plant and equipment, consist of:

Finance leases

	2012	2011
Cost
Real estate	1,538	1,856
Machinery	3	3

	1,541	1,859

Accumulated depreciation
Real estate	–601	–725
Machinery	–3	–3

	–604	–728

Accumulated impairment losses
Real estate	–35	–42
	–35	–42

Net carrying value	902	1,089

As of December 31, 2012, future minimum lease payment obligations for leases were distributed as follows:

Future minimum lease payment obligations for leases

	Finance leases	Operating leases
2013	150	2,847
2014	229	1,794
2015	127	1,388
2016	85	1,105
2017	76	777
2018 and later	795	2,472

Total	1,462	10,383

Future finance charges1)	–398	n/a

Present value of finance lease liabilities	1,064	10,383

1)	Average effective interest rate on lease payables is 5.69%.

Expenses in 2012 for leasing of assets were SEK 3,172 (3,362) million, of which variable expenses were SEK 20 (7) million. The leasing contracts vary in length from 1 to 20 years.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

At December 31, 2012, future minimum payment receivables were distributed as follows:

Future minimum payment receivables

	Finance leases	Operating leases
2013	6	154
2014	6	143
2015	6	96
2016	6	23
2017	6	18
2018 and later	—	52

Total	30	486

Unearned financial income	n/a	n/a
Uncollectible lease payments	n/a	n/a

Net investments in financial leases	n/a	n/a

Leasing income in 2012 was SEK 236 (76) million.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

C28    INFORMATION REGARDING MEMBERS OF THE BOARD OF DIRECTORS, THE GROUP MANAGEMENT AND EMPLOYEES

Remuneration to the Board of Directors

Remuneration to members of the Board of Directors

SEK	Board fees	Number of synthetic shares/ portion of Board fee	Value at grant date of synthetic shares allocated in 2012 A	Number of previously allocated synthetic shares outstanding		Net change in value of allocated synthetic shares1) B		Committee fees	Total fees paid in cash2) C		Total remuneration 2012 (A+B+C)
Board member
Leif Johansson	3,750,000	0/0%	—	—		—		400,000	4,150,000	3)	4,150,000
Sverker Martin-Löf	875,000	0/0%	—	—		—		250,000	1,125,000		1,125,000
Jacob Wallenberg	875,000	6,984/50%	437,499	2,262.00		10,826		175,000	612,500		1,060,825
Roxanne S. Austin	875,000	6,984/50%	437,499	29,172.60		31,648		250,000	687,500		1,156,647
Sir Peter L. Bonfield	875,000	3,492/25%	218,749	9,722.80		13,411		250,000	906,250		1,138,410
Börje Ekholm	875,000	10,476/75%	656,248	29,172.60		40,228		175,000	393,750		1,090,226
Alexander Izosimov	875,000	3,492/25%	218,749	—		8,580		—	656,250		883,579
Ulf J. Johansson	875,000	0/0%	—	22,384.60		33,495		350,000	1,225,000	4)	1,258,495
Nancy McKinstry	875,000	0/0%	—	22,002.60		18,092		175,000	1,050,000		1,068,092
Anders Nyrén	875,000	0/0%	—	—		—		175,000	1,050,000		1,050,000
Hans Vestberg	—	—	—	—		—		—	—		—
Michelangelo Volpi	875,000	0/0%	—	4,380.00		–2,409		—	875,000		872,591
Employee Representatives
Pehr Claesson	18,000	—	—	—		—		—	18,000		18,000
Kristina Davidsson	18,000	—	—	—		—		—	18,000		18,000
Jan Hedlund5)	6,000	—	—	—		—		—	6,000		6,000
Karin Åberg	18,000	—	—	—		—		—	18,000		18,000
Rickard Fredriksson6)	10,500	—	—	—		—		—	10,500		10,500
Karin Lennartsson	18,000	—	—	—		—		—	18,000		18,000
Roger Svensson	18,000	—	—	—		—		—	18,000		18,000

Total	12,606,500	31,428	1,968,744	119,097.20		153,871		2,200,000	12,837,750		14,960,365	7)

Total	12,606,500	31,428	1,968,744	128,002.20	8)	138,792	8)	2,200,000	20,706,150	9)	22,813,687	7)9)

1)	The difference in value as of December 31, 2012, compared to December 31, 2011 (for synthetic shares allocated 2008, 2009, 2010 and 2011), and compared to grant date 2012 (for synthetic shares allocated in 2012). The value of synthetic shares allocated in 2008, 2009, 2010 and 2011 includes respectively SEK 1.85, SEK 2.00, SEK 2.25 and SEK 2.50 per share in compensation for dividends resolved by the Annual General Meetings 2009, 2010, 2011 and 2012.
2)	Committee fee and cash portion of the Board fee.
3)	In addition, an amount corresponding to statutory social charges in respect of the part of the fee that has been invoiced through a company was paid, amounting to SEK 1,303,930.
4)	In addition, an amount corresponding to statutory social charges in respect of the part of the fee that has been invoiced through a company was paid, amounting to SEK 122,520.
5)	Resigned as employee representative as of May 3, 2012.
6)	Appointed deputy employee representative as of May 3, 2012.
7)	Excluding social security charges in the amount of SEK 3,950,998.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

8)	Including synthetic shares previously allocated to the former Director Carl-Henric Svanberg.
9)	Including advance payments to the former Directors Michael Treschow and Marcus Wallenberg under the synthetic share programs. Michael Treschow: SEK 7,376,686 for 111,926.80 synthetic shares (in addition, an amount corresponding to statutory social charges in respect of the part of the fee that has been invoiced through a company was paid, amounting to SEK 753,159) and Marcus Wallenberg: SEK 491,714 for 7,460.80 synthetic shares.

Comments to the table

•	The Chairman of the Board was entitled to a Board fee of SEK 3,750,000 and a fee of SEK 200,000 for each Board Committee on which he served as Chairman.

•

The other Directors elected by the Annual General Meeting were entitled to a fee of SEK 875,000 each. In addition, the Chairman of the Audit Committee was entitled to a fee of SEK 350,000 and the other non-employed members of the Audit Committee were entitled to a fee of SEK 250,000 each. The Chairmen of the Finance and Remuneration Committees were entitled to a fee of SEK 200,000 each and the other non-employed members of the Finance and the Remuneration Committees were entitled to a fee of SEK 175,000 each.

•

Members of the Board, who are not employees of the Company, have not received any remuneration other than the fees and synthetic shares as above. None of the Directors have entered into a service contract with the Parent Company or any of its subsidiaries, providing for termination benefits.

•

Members and deputy members of the Board who are Ericsson employees received no remuneration or benefits other than their entitlements as employees and a fee to the employee representatives and their deputies of SEK 1,500 per attended Board meeting.

•

Board members invoicing the amount of the Board and Committee fee through a company may add to the invoice an amount corresponding to social charges. The social charges thus included in the invoiced amount are not higher than the general payroll tax that would otherwise have been paid by the Company. The entire amount, i.e. the cash portion of the Board fee and the Committee fee, including social charges, constitutes the invoiced Board fee.

•

The Annual General Meeting 2012 resolved that non-employed Directors may choose to receive the Board fee (i.e. exclusive of committee fee) as follows: i) 25% of the Board fee in cash and 75% in the form of synthetic shares, with a value corresponding to 75% of the Board fee at the time of allocation, ii) 50% in cash and 50% in the form of synthetic shares, or iii) 75% in cash and 25% in the form of synthetic shares. Directors may also choose not to participate in the synthetic share program and receive 100% of the Board fee in cash. Committee fees are always paid in cash.

The number of synthetic shares is based on a volume-weighed average of the market price of Ericsson Class B shares on the NASDAQ OMX Stockholm exchange during the five trading days immediately following the Annual General Meeting 2012: SEK 62.643. The number of synthetic shares is rounded down to the nearest whole number of shares.

The synthetic shares are vested during the Directors’ term of office and the right to receive payment with regard to the allocated synthetic shares occurs after the publication of the Company’s year-end financial statement during the fifth year following the Annual General Meeting which resolved on the synthetic share program, i.e. in 2017.

The amount payable shall be determined based on the volume-weighed average price for shares of Class B during the five trading days immediately following the publication of the year-end financial statement.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Synthetic shares were allocated to members of the Board for the first time in 2008, on equal terms and conditions as resolved in 2009, 2010, 2011 and 2012. Payment based on synthetic shares may thus, under the main rule, occur for the first time in 2013 with respect to the synthetic shares allocated in 2008. The value of all outstanding synthetic shares fluctuates in line with the market value of Ericsson’s Class B share and may differ from year to year compared to the original value on their respective grant dates. The change in value of the outstanding synthetic shares is established each year and affects the total recognized costs that year. As per December 31, 2012, the total number of synthetic shares under the programs is 159,430.20, and the total accounted debt is SEK 11,113,237 (including synthetic shares previously allocated to the former Director Carl-Henric Svanberg). In accordance with the terms and conditions for the synthetic shares, the time for payment to the former Director Carl-Henric Svanberg has been advanced, to occur after the publication of the year-end financial statement 2013. In February 2012, advance payment was made to the former Directors Michael Treschow and Marcus Wallenberg with respect to their synthetic shares, all in accordance with the terms and conditions for the synthetic shares.

Remuneration to the Group Management

The Company’s costs for remuneration to the Group management are the costs recognized in the Income Statement during the fiscal year. These costs are disclosed under “Remuneration costs” below.

Costs recognized during a fiscal year in the Income Statement are not fully paid by the Company at the end of the fiscal year. The unpaid amounts that the Company has in relation to the Group management are disclosed under “Outstanding balances”.

Remuneration costs

The total remuneration to the President and CEO and to other members of the Group management, consisting of the Executive Leadership Team (ELT) includes fixed salary, short-term and long-term variable remuneration, pension and other benefits. These remuneration elements are based on the guidelines for remuneration and other employment conditions for the ELT as approved by the Annual General Meeting held in 2012, see the approved guidelines in section “Guidelines for remuneration to Group Management 2012”.

Remuneration costs for the President and CEO and other members of Executive Leadership Team (ELT)

SEK	The President and CEO 2012	The President and CEO 2011	Other members of ELT 2012	Other members of ELT 2011	Total 2012	Total 2011
Salary	12,573,233	11,739,341	76,973,215	76,031,733	89,546,448	87,771,074
Costs for annual variable remuneration earned 2012 to be paid 2013	3,972,247	2,771,134	21,877,700	18,460,645	25,849,947	21,231,779
Long-term variable remuneration provision	6,439,873	5,636,050	6,472,215	8,916,556	12,912,088	14,552,606
Pension costs	6,491,713	5,960,566	22,865,674	22,154,413	29,357,387	28,114,979
Other benefits	123,612	78,594	4,431,160	4,944,762	4,554,772	5,023,356
Social charges and taxes	9,114,641	7,800,766	22,877,888	23,529,200	31,992,529	31,329,966

Total	38,715,319	33,986,451	155,497,852	154,037,309	194,213,171	188,023,760

Comments to the table

•

During 2012 there were three Executive Vice Presidents, who have been appointed by the Board of Directors. None of them has acted as deputy to the President and CEO during the year. The Executive Vice Presidents are included in the group “Other members of ELT”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

•

The group “Other members of ELT” comprises the following persons: Per Borgklint, Bina Chaurasia, Hĺkan Eriksson (up to January 31), Ulf Ewaldsson (from February 1), Jan Frykhammar, Douglas L. Gilstrap, Nina Macpherson, Magnus Mandersson, Helena Norrman, Mats H. Olsson, Rima Qureshi, Angel Ruiz, Johan Wibergh and Jan Wäreby.

•

The salary stated in the table for the President and CEO and other members of the ELT includes vacation pay paid during 2012 as well as other contracted compensation which were paid during 2012 or provisioned for 2012.

•	“Long-term variable remuneration provision” refers to the compensation costs during 2012 for all outstanding share-based plans.

•	For a description of compensation cost, including accounting treatment, see Note C1, “Significant accounting policies”, section Share-based compensation to employees and the Board of Directors.

•

For the President and CEO and other members of the ELT employed in Sweden before 2011 a supplementary plan is applied in addition to the occupational pension plan for salaried staff on the Swedish labor market (ITP) with pension from 60 years. These pension plans are not conditional upon future employment at Ericsson.

Outstanding balances

The Company has recognized the following liabilities relating to unpaid remunerations in the Balance Sheet:

•

Ericsson’s commitments for benefit based pensions as of December 31, 2012 under IAS 19 amounted to SEK 5,971,282 for the President and CEO which includes ITP plan and temporary disability and survivor’s pension. For other members of ELT the Company’s commitments amounted to SEK 27,103,244 of which SEK 21,429,454 refers to the ITP plan and the remaining SEK 5,673,790 to temporary disability and survivor’s pensions.

•	For previous Presidents and CEOs, the Company has made provisions for defined benefit pension plans in connection with their active service periods within the Company.

•	Deferred salary, earned 2012 or earlier, to be paid 12 months after period end or later, amounts to SEK 7,899,000.

Maximum outstanding matching rights

As per December 31, 2012 Number of Class B shares	The President and CEO	Other members of the ELT
Stock Purchase Plans 2009, 2010, 2011 and 2012 and Executive Performance Stock Plans 2009, 2010, 2011 and 2012	503,382	661,456

Comments to the table

•	For the definition of matching rights, see the description in section “Long-term variable remuneration”.

•	The performance matching result of 70,3% is included for 2009 plan.

•	Cash conversion target for 2012 was reached, but not reached in 2011.

•	During 2012, the President and CEO received 10,108 matching shares and other members of the ELT 54,803 matching shares.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Guidelines for remuneration to Group Management 2012

For Group Management consisting of the Executive Leadership Team, including the President and CEO, total remuneration consists of fixed salary, short and long-term variable remuneration, pension and other benefits. Furthermore, the following guidelines apply for the remuneration to the Executive Leadership Team:

•

Variable remuneration is through cash and stock-based programs awarded against specific business targets derived from the long-term business plan approved by the Board of Directors. Targets may include financial targets at either corporate or unit level, operational targets, employee motivation targets and customer satisfaction targets.

•

With the current composition of the Executive Leadership Team, the Company’s cost during 2012 for variable remuneration to the Executive Leadership Team can, at a constant share price, amount to between 0 and 150% of the aggregate fixed salary cost, all excluding social security costs.

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

Long-Term Variable remuneration

The Stock Purchase Plan

The Stock Purchase Plan is designed to offer an incentive for all employees to participate in the Company where practicable, which is consistent with industry practice and with our ways of working. For the 2012 plan, employees are able to save up to 7.5% of gross fixed salary (President and CEO can save up to 10% of gross fixed salary and short-term variable remuneration) for purchase of Class B contribution shares at market price on the NASDAQ OMX Stockholm or American Depositary Shares (ADSs) at NASDAQ New York (contribution shares) during a twelve-month period (contribution period). If the contribution shares are retained by the employee for three years after the investment and the employment with the Ericsson Group continues during that time, the employee’s shares will be matched with a corresponding number of Class B shares or ADSs free of consideration. Employees in 100 countries participate in the plans.

The table below shows the contribution periods and participation details for ongoing plans as of December 31, 2012.

Stock purchase plans

Plan	Contribution period	Number of participants at launch	Take-up rate–percent of eligible employees
Stock Purchase plan 2009	August 2009–July 2010	18,000	25%
Stock Purchase plan 2010	August 2010–July 2011	22,000	27%
Stock Purchase plan 2011	August 2011–July 2012	24,000	30%
Stock Purchase plan 2012	August 2012–July 2013	27,000	28%

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Participants save each month, beginning with August payroll, towards quarterly investments. These investments (in November, February, May and August) are matched on the third anniversary of each such investment, subject to continued employment, and hence the matching spans over two financial years and two tax years.

The Key Contributor Retention Plan

The Key Contributor Retention Plan is part of Ericsson’s talent management strategy and is designed to give recognition for performance, critical skills and potential as well as to encourage retention of key employees. Under the program, up to 10% of employees (2012 plan: up to 8,000 employees) are selected through a nomination process that identifies individuals according to performance, critical skills and potential. Participants selected obtain one extra matching share in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan during a twelve-month program period.

Executive Performance Stock Plans

	Executive Performance Stock Plan
	20121)	2011	2010	2009
Base year EPS2)			1.14	2.90
Target average annual EPS growth range3)			5% to 15%	5% to 15%
Matching share vesting range4)	0.67 to 4	0.67 to 4	0.67 to 4	0.67 to 4
	1 to 6	1 to 6	1 to 6	1 to 6
	1.5 to 9	1.5 to 9	1.5 to 9	1.33 to 8
Maximum opportunity as percentage of fixed salary5)	30%	30%	30%	30%
	45%	45%	45%	45%
	162%	162%	162%	72%

1)	Targets for Executive Performance Stock Plan 2012 are described in the next table.
2)	Sum of four quarters up to June 30 of plan year 2009. For 2010 plan the sum of 4 quarters up to December 31, 2010.
3)	EPS range found from three-year average EPS of the twelve quarters to the end of the performance period and corresponding growth targets.
4)	Corresponding to EPS range (no Performance Share Plan matching below this range). Matching shares per contribution share invested in addition to Stock Purchase Plan matching according to program of up to 4, 6 or 9 matching shares.
5)	At full investment, full vesting and constant share price. Excludes Stock Purchase Plan matching.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Executive Performance Stock Plan targets

	Base year value SEK billion	Year 1		Year 2		Year 3
2012
Growth (Net Sales Growth)	227.8		Compound annual growth rate of 2–8%
Margin (Operating Income Growth)	17.9		Compound annual growth of 5–15%
Cash Flow (Cash Conversion)	—	≥	70%	≥	70%	≥	70%
2011
Growth (Net Sales Growth)	203.3		Compound annual growth rate of 4–10%
Margin (Operating Income Growth)1)	23.7		Compound annual growth of 5–15%
Cash Flow (Cash Conversion)	—	≥	70%	≥	70%	≥	70%

1)	Consolidated operating margin excluding restructuring for 2010.

The Executive Performance Stock Plan

The Executive Performance Stock Plan is designed to focus management on driving earnings and provide competitive remuneration. Senior executives, including ELT, are selected to obtain up to four or six extra shares (performance matching shares) in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan. Up to 0.5% of employees (2012 plan: up to 400 executives) are offered to participate in the plan. The President and CEO can save up to 10% of gross fixed salary and short-term variable remuneration, and may obtain up to nine performance matching shares in addition to the Stock Purchase Plan matching share for each contribution share. The performance matching for the 2009 and 2010 plans is subject to the fulfillment of a performance target of average annual Earnings per Share (EPS) growth.

The performance targets changed from Earnings Per Share (EPS) targets to targets linked to the business strategy as from 2011.

The tables above show all Executive Performance Stock Plans as per December 31, 2012.

Shares for all plans

		Stock Purchase Plan, Key Contributor Retention Plan and Executive Performance Stock Plans
Plan (million shares)		2012		2011		2010		2009		2008		Total
Originally designated1)	A	26.2		19.4		19.4		22.4		16.5		103.9
Outstanding beginning of 2012	B	—		3.4		10.6		9.1		6.1		29.2
Awarded during 2012	C	4.4		10.8		—		—		—		15.2
Exercised/matched during 2012	D	—		0.3		0.5		2.3		6.0		9.1
Forfeited/expired during 2012	E	—		0.4		0.9		0.8		0.1		2.2
Outstanding end of 20122)	F=B+C–D–E	4.4		13.5		9.2		6.0		—		33.1
Compensation costs charged during 2012 (SEK million)	G	6	3)	132	3)	148	3)	91	3)	28	3)	405	4)

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

1)	Adjusted for rights offering and reverse split when applicable.
2)	Presuming maximum performance matching under the Executive Performance Stock Plans. The 2008 plan has lapsed. The 2009 plan partially vested to an extent of 70,3%.
3)	Fair value is calculated as the share price on the investment date, reduced by the net present value of the dividend expectations during the three-year vesting period. Net present value calculations are based on data from external party. Fair value is also adjusted for participants failing to keep hold of their contribution shares during the vesting period. For shares under the Executive Performance Stock Plans, the Company presumes maximum performance matching for all ongoing plans when calculating the compensation cost. The 2008 plan has lapsed. The 2009 plan partially vested to an extent of 70,3%. Fair value of the Class B share at each investment date during 2012 was: February 15 SEK 56.26, May 15 SEK 53.93, August 15 SEK 55.85 and November 15 SEK 49.99.
4)	Total compensation costs charged during 2011: SEK 413 million, 2010: SEK 757 million.

Shares for all plans

All plans are funded with treasury stock and are equity settled. Treasury stock for all plans has been issued in directed cash issues of Class C shares at the quotient value and purchased under a public offering at the subscription price plus a premium corresponding to the subscribers’ financing costs, and then converted to Class B shares.

For all plans, additional shares have been allocated for financing of social security expenses. Treasury stock is sold on the NASDAQ OMX Stockholm to cover social security payments when arising due to matching of shares. During 2012, 1,038,200 shares were sold at an average price of SEK 63.17. Sale of shares is recognized directly in equity.

If, as of December 31, 2012, all shares allocated for future matching under the Stock Purchase Plan were transferred, and shares designated to cover social security payments were disposed of as a result of the exercise and the matching, approximately 61 million Class B shares would be transferred, corresponding to 1.9% of the total number of shares outstanding, 3,220 million not including treasury stock. As of December 31, 2012, 85 million Class B shares were held as treasury stock.

The table above shows how shares (representing matching rights but excluding shares for social security expenses) are being used for all outstanding plans. From up to down the table includes (A) the number of shares originally approved by the Annual General Meeting, adjusted for reverse split where applicable; (B) the number of originally designated shares that were outstanding at the beginning of 2012; (C) the number of shares awards that were granted during 2012; (D) the number of shares matched during 2012; (E) the number of shares forfeited by participants or expired under the plan rules during 2012; and (F) the balance left as outstanding at the end of 2012, having added new awards to the shares outstanding at the beginning of the year and deducted the shares related to awards matched, forfeited and expired.

The final column (G) shows the compensation costs charged to the accounts during 2012 for each plan, calculated as fair value in SEK.

For a description of compensation cost, including accounting treatment, see Note C1, “Significant accounting policies”, section Share-based compensation to employees and the Board of Directors.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Employee numbers, wages and salaries

Employee numbers

Average number of employees

	2012			2011
	Women	Men	Total	Women	Men	Total
North America	3,479	12,607	16,086	2,876	12,106	14,982
Latin America	2,137	9,230	11,367	1,913	7,837	9,750
Northern Europe & Central Asia1)2)	5,746	15,351	21,097	5,656	14,927	20,583
Western & Central Europe2)	1,790	9,463	11,253	1,663	8,968	10,631
Mediterranean2)	2,966	10,064	13,030	2,743	9,077	11,820
Middle East	617	4,603	5,220	634	4,343	4,977
Sub-Saharan Africa	548	1,672	2,220	661	1,290	1,951
India	2,137	11,924	14,061	1,613	9,912	11,525
North East Asia	4,191	9,584	13,775	3,480	8,839	12,319
South East Asia & Oceania	1,175	3,474	4,649	1,155	3,437	4,592

Total	24,786	87,972	112,758	22,394	80,736	103,130

1) Of which Sweden	4,232	13,337	17,569	4,188	12,881	17,069
2) Of which EU	9,911	33,581	43,492	9,575	31,667	41,242

Number of employees by region at year-end

	2012	2011
North America	15,501	14,801
Latin America	11,219	11,191
Northern Europe & Central Asia1)2)	21,211	20,987
Western & Central Europe2)	11,257	10,806
Mediterranean2)	12,205	11,645
Middle East	3,992	4,336
Sub-Saharan Africa	2,014	2,283
India	14,303	11,535
North East Asia	14,157	12,567
South East Asia & Oceania	4,396	4,374
Total	110,255	104,525

1) Of which Sweden	17,712	17,500
2) Of which EU	42,872	41,596

Employees by gender and age at year-end 2012

	Women	Men	Percent of total
Under 25 years old	2,517	6,018	8%
25–35 years old	8,530	31,054	36%
36–45 years old	7,818	28,954	33%
46–55 years old	3,984	15,692	18%
Over 55 years old	1,233	4,455	5%
Percent of total	22%	78%	100%

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Employee movements

	2012	2011
Head count at year-end	110,255	104,525
Employees who have left the Company	12,280	10,571
Employees who have joined the Company	18,010	24,835
Temporary employees	766	901

Employee wages and salaries

Wages and salaries and social security expenses

(SEK million)	2012	2011
Wages and salaries	48,428	43,707
Social security expenses	15,672	15,198
Of which pension costs	2,762	3,888

Amounts related to the President and CEO and the Executive Leadership Team are included.

Remuneration to Board members and Presidents in subsidiaries

(SEK million)	2012	2011
Salary and other remuneration	243	223
Of which annual variable remuneration	33	22
Pension costs	27	20

Board members, Presidents and Group management by gender at year end

	2012		2011
	Women	Men	Women	Men
Parent Company
Board members and President	27%	73%	20%	80%
Group Management	29%	71%	29%	71%
Subsidiaries
Board members and Presidents	12%	88%	11%	89%

C29    RELATED PARTY TRANSACTIONS

During 2012, various related party transactions were executed pursuant to contracts based on terms customary in the industry and negotiated on an arm’s length basis. For information regarding equity and Ericsson’s share of assets, liabilities and income in joint ventures and associated companies, see Note C12, “Financial assets, non-current”. For information regarding transactions with senior management, see Note C28, “Information regarding members of the Board of Directors, the Group management and employees”.

ST-Ericsson

ST-Ericsson, the joint venture between Ericsson and STMicroelectronics, was formed on February 2, 2009, by merging Ericsson Mobile Platforms with ST-NXP Wireless. The joint venture is equally owned by Ericsson and STMicroelectronics. For further information, see Note C3, “Segment information”.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Major transactions are as follows:

•	Sales: Ericsson provides ST-Ericsson with services in the areas of R&D, HR, IT and facilities.

•	Purchases: A major part of Ericsson’s purchases from ST-Ericsson consists of chipsets and R&D services.

•	Dividends: Both owners of ST-Ericsson receive dividends, when so decided by the Board of Directors. Ericsson received no dividends from ST-Ericsson during 2012.

ST-Ericsson

	2012	2011	2010
Related party transactions
Sales	138	182	403
Purchases	634	781	629

Related party balances
Receivables	127	51	53
Liabilities	—	24	48

Ericsson does not have any contingent liabilities, assets pledged as collateral or guarantees towards ST-Ericsson.

Ericsson Nikola Tesla d.d.

Ericsson Nikola Tesla d.d. is a company for design, sales and service of telecommunication systems and equipment, and an associated member of the Ericsson Group. Ericsson Nikola Tesla d.d. is located in Zagreb, Croatia. Ericsson holds 49.07% of the shares.

Major transactions are as follows:

•	Sales: Ericsson sells telecommunication equipment to Ericsson Nikola Tesla d.d.

•	License revenues: Ericsson receives license revenues for Ericsson Nikola Tesla d.d.’s usage of trademarks.

•	Purchases: Ericsson purchases development resources from Ericsson Nikola Tesla d.d.

•	Dividends: Ericsson received dividends from Ericsson Nikola Tesla d.d. during 2012.

Ericsson Nikola Tesla D.D.

	2012	2011	2010
Related party transactions
Sales	1,161	465	563
License revenues	8	4	2
Purchases	607	595	566
Ericsson’s share of dividends	133	154	104

Related party balances
Receivables	189	59	120
Liabilities	81	76	75

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Ericsson does not have any contingent liabilities, assets pledged as collateral or guarantees towards Ericsson Nikola Tesla d.d.

Sony Ericsson Mobile Communications AB

The company has divested its 50% stake in Sony Ericsson Mobile Communications to Sony. The divestment was effective on January 1, 2012.

Sony Ericsson Mobile Communications AB

	2012	2011	2010
Related party transactions
License revenues	—	855	1,255
Purchases	—	126	61

Related party balances
Receivables	—	27	258
Liabilities	—	2	8

C30    FEES TO AUDITORS

Fees to auditors

	PwC	Others	Total
2012
Audit fees	82	5	87
Audit related fees	15	—	15
Tax services fees	16	3	19
Other fees	10	10	20

Total	123	18	141

2011
Audit fees	77	9	86
Audit related fees	10	—	10
Tax services fees	20	3	23
Other fees	16	—	16

Total	123	12	135

2010
Audit fees	79	5	84
Audit related fees	17	1	18
Tax services fees	16	2	18
Other fees	7	2	9

Total	119	10	129

During the period 2010–2012, in addition to audit services, PwC provided certain audit related services, tax and other services to the Company. The audit related services include quarterly reviews, ISO audits, SSAE16 reviews and services in connection with issuing of certificates and opinions. The tax services include general expatriate services and corporate tax compliance work. Other services include consultation on financial accounting, services related to acquisitions, operational effectiveness and assessments of internal control.

Audit fees to other auditors largely consist of local statutory audits for minor companies.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

C31    CONTRACTUAL OBLIGATIONS

Contractual obligations 2012

	Payment due by period
SEK billion	<1 year	1–3 years	3–5 years	>5 years	Total
Long-term debt1) 2)	3.3	7.0	7.1	9.0	26.4
Finance lease obligations3)	0.2	0.3	0.2	0.8	1.5
Operating leases3)	2.8	3.2	1.9	2.5	10.4
Other non-current liabilities	0.1	0.3	0.1	1.9	2.4
Purchase obligations4)	5.7	—	—	—	5.7
Trade payables	23.1	—	—	—	23.1
Commitments for customer finance5)	5.9	—	—	—	5.9
Total	41.1	10.8	9.3	14.2	75.4

1)	Including interest payments.
2)	See Note C20, “Financial risk management and financial instruments”.
3)	See Note C27, “Leasing”.
4)	The amounts of purchase obligations are gross, before deduction of any related provisions.
5)	See also Note C14, “Trade receivables and customer finance”.

For information about financial guarantees, see Note C24, “Contingent liabilities”.

Except for those transactions described in this report, the Company has not been a party to any material contracts over the past three years other than those entered into during the ordinary course of business.

C32     TRANSFERS OF FINANCIAL ASSETS

Transfers where the Company has not derecognized the assets in their entirety

As per December 31, 2012 there existed certain customer financing assets that the Company had transferred to third parties where the Company did not derecognize the assets in their entirety. The total carrying amount of the original assets transferred was SEK 471 (194) million, the amount of the assets that the Company continues to recognize was SEK 28 (10) million, and the carrying amount of the associated liabilities was SEK 0 (0) million. More information is disclosed about Customer Finance in Note C14 “Trade receivables and customer finance”.

Transfers where the Company has continuing involvement

The Company has during 2012 derecognized financial assets where the Company had continuing involvement. A repurchase of these assets would amount to SEK 225 (596) million. No assets or liabilities were recognized in relation to the continuing involvement.

C33    EVENTS AFTER THE REPORTING PERIOD

On January 10, 2013, Ericsson entered into an agreement with Unwired Planet whereby Ericsson will transfer 2,185 issued patents and patent applications to Unwired Planet. Ericsson will also contribute 100 additional patent assets annually to Unwired Planet commencing in 2014 through 2018. Unwired Planet will compensate Ericsson with certain ongoing rights in future revenues generated from the enlarged patent portfolio. Unwired Planet will also grant Ericsson a license to its patent portfolio.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

On January 21, 2013, Ericsson announced its intention to acquire Devoteam Telecom & Media operations in France. Devoteam has employees in Europe, Middle East and Africa. The acquisition is in line with Ericsson’s services strategy to broaden its IT capabilities.

In January 2013, ST-Ericsson was granted a loan facility by their owners of USD 260 million. Ericsson’s share of this credit facility is USD 130 million.

On January 10, 2013, Adaptix Inc. filed two lawsuits against Ericsson, AT&T, AT&T Mobility and MetroPCS Communications in the US District Court for Eastern District of Texas alleging that certain Ericsson products infringe five US patents assigned to Adaptix. Adaptix seeks damages and an injunction.

On January 25, 2013, Adaptix filed a complaint with the US International Trade Commission (ITC) against Ericsson, AT&T, AT&T Mobility and MetroPCS Communications requesting that the commission open a patent infringement investigation of certain Ericsson products and further on January 29, 2013, Adaptix filed a complaint with the Tokyo District Court alleging certain Ericsson products infringe two Japanese patents assigned to Adaptix. Adaptix seeks damages and an injunction.

On March 18, 2013, Ericsson and STMicroelectronics announced an agreement on the way forward for the joint venture (JV) ST-Ericsson.

The main steps agreed upon to split up the JV are the following: Ericsson will take on the design, development and sales of the LTE multimode thin modem products, including 2G, 3G and 4G multimode; ST will take on the existing ST-Ericsson products, other than LTE multimode thin modems, and related business as well as certain assembly and test facilities; starting the close down of the remaining parts of ST-Ericsson.

The formal transfer of the relevant parts of ST-Ericsson to the parent companies is expected to be completed during the third quarter of 2013, subject to regulatory approvals.

After the split up it is proposed that Ericsson will assume approximately 1,800 employees and contractors.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Ericsson’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Ericsson’s internal control system related to financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS), and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

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

Controls and procedures

Ericsson’s management assessed the effectiveness of Ericsson’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth in “Internal Control—Integrated Framework”, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management has concluded that, as of December 31, 2012, Ericsson’s internal control over financial reporting was effective at a reasonable assurance level.

Attestation report of registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, has been audited by PricewaterhouseCoopers AB, an independent registered public accounting firm. PricewaterhouseCoopers AB has issued an attestation report on Ericsson’s internal control over financial reporting, which appears on page 69.

Changes in internal control over financial reporting

During the period covered by the Annual Report 2012, there were no changes to the internal control over financial reporting that have materially affected, or are likely to materially affect, the internal control over financial reporting.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

Challenging global economic conditions could have adverse, wide-ranging effects on demand for our products and for the products of our customers. Adverse global economic conditions could cause operators and other customers to postpone investments or initiate other cost-cutting initiatives to improve their financial position. This could result in significantly reduced expenditures for network infrastructure and services, in which case our operating results would suffer. If demand for our products and services were to fall in the future, we could experience material adverse effects on our revenues, cash flow, capital employed and value of our assets and we could incur operating losses. Furthermore, if demand is significantly weaker or more volatile than expected, our credit rating, borrowing opportunities and costs as well as the trading price of our shares could be adversely impacted. When deemed necessary, we undertake specific restructuring or cost saving initiatives, however, there are no guarantees that such initiatives will be sufficient, successful or executed in time to deliver any improvements in our earnings.

Should global economic conditions fail to improve, or worsen, other business risks we face could intensify and could also negatively impact the business prospects of operators and other customers. Some operators and other customers, in particular in markets with weak currencies, may incur borrowing difficulties and slower traffic development, which may negatively affect their investment plans and cause them to purchase less of our products and services.

The potential adverse effects of an economic downturn include:

•	Reduced demand for products and services, resulting in increased price competition or deferrals of purchases, with lower revenues not fully compensated through reduced costs

•	Risks of excess and obsolete inventories and excess manufacturing capacity

•	Risk of financial difficulties or failures among our suppliers

•	Increased demand for customer finance, difficulties in collection of accounts receivable and increased risk of counterparty failures

•	Risk of impairment losses related to our intangible assets as a result of lower forecasted sales of certain products

•	Increased difficulties in forecasting sales and financial results as well as increased volatility in our reported results

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

•	A decline in the value of the assets in our pension plans and/or increased pension liabilities due to discount rate changes

•	End user demand could also be adversely affected by reduced consumer spending on technology, changed operator pricing, security breaches and trust issues.

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

If capital expenditures by operators and other customers is weaker than we anticipate, our revenues and profitability may be adversely affected. The level of demand by operators and other customers who buy our products and services can change quickly and can vary over short periods of time, including from month to month. Due to the uncertainty and variations in the telecommunications industry, accurately forecasting revenues, results, and cash flow remains difficult.

Sales volumes and gross margin levels are affected by the variation and short order time of our products and services.

Our sales to operators and other customers represent a mix of equipment, software and services, which normally generate different gross margins. We sell our own products as well as third party products, which normally have lower margins than our own products. As a consequence, our reported gross margin in a specific period will be affected by the overall mix of products and services as well as the relative content of third party products. Further, network expansions and upgrades have much shorter lead times for delivery than initial network build outs. Orders for such network expansions and upgrades are normally placed with short notice by customers, often with less than a month’s notice, and consequently variations in demand are difficult to forecast. As a result, changes in our product and service mix and the short order time for certain of our products may affect our ability to accurately forecast sales and margins or detect in advance whether actual results will deviate from market consensus. Short-term variation could have a material adverse effect on our business, operating results and financial condition.

We may not be able to properly respond to market trends in the industries in which we operate, including the ongoing convergence of the telecom, data and media industries, which may harm our market position relative to our competitors.

We are affected by market conditions and trends within the industries in which we operate, including the convergence of the telecom, data and media industries. Convergence is largely driven by technological development related to IP-based communications. This has changed the competitive landscape and affects our objective setting, risk assessment and strategies. Competitors new to our business may enter this new business context and negatively impact our market share in selected areas. If we fail to understand the market development, or fail to acquire the necessary competences to develop and market products, services and solutions that are competitive in this changing market, our business, operating results and financial condition will suffer.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

Additionally, we operate in markets characterized by rapidly changing technology. This results in continuous price erosion and increased price competition for our products and services. If our counter measures, including enhanced products and business models or cost reductions cannot be achieved or do not occur in a timely manner, there could be adverse impacts on our business, operating results, financial condition and market share.

Vendor consolidation may lead to stronger competitors who are able to benefit from integration, scale and greater resources.

Industry convergence and consolidation among equipment and services suppliers could potentially result in stronger competitors that are competing as end-to-end suppliers as well as competitors more specialized in particular areas. Consolidation may also result in competitors with greater resources than we have or in reduction of our current scale advantages. This could have a materially adverse effect on our business, operating results, financial condition and market share.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

A significant portion of our revenue is currently generated from a limited number of key customers, and operator consolidation may increase our dependence on key customers.

We derive most of our business from large, multi-year frame agreements with a limited number of significant customers. Many of these agreements are opened up on a yearly basis to re-negotiate the price for our products and services and do not contain committed purchase volumes. Although no single customer represents more than 7% of our sales in 2012, our ten largest customers accounted for 46% of our sales in 2012. A loss of or a reduced role with a key customer could have a significant adverse impact on sales, profit and market share for an extended period.

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

Certain long-term frame agreements with customers still include commitments to future price reductions, requiring us to constantly manage and control our cost base.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

In addition to in-house innovation efforts, we make strategic acquisitions in order to obtain various benefits such as reduced time-to-market, access to technology and competence, increased scale or to broaden our product portfolio or customer base. Future acquisitions could result in the incurrence of contingent liabilities and an increase in amortization expenses related to goodwill and other intangible assets, which could have a material adverse effect upon our business, financial condition and results of operations. Risks we could face with respect to acquisitions include:

•	Difficulties in the integration of the operations, technologies, products and personnel of the acquired company

•	Risks of entering markets in which we have no or limited

•	prior experience

•	Potential loss of employees

•	Diversion of management’s attention away from other business concerns

•	Expenses of any undisclosed or potential legal liabilities of the acquired company.

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

We are partners in joint ventures and partnerships. Our partnering arrangements may fail to perform as expected for various reasons, including an incorrect assessment of our needs, our inability to take action without the approval of our partners or the capabilities or financial stability of our strategic partners. Our ability to work with these partners or develop new products and solutions may become constrained, which could harm our competitive position in the market.

Additionally, our share of any losses from or commitments to contribute additional capital to such partnerships may adversely affect our results of operations or financial position.

The Board of Directors’ report includes further information regarding our joint venture ST Ericsson.

We rely on a limited number of suppliers of components, production capacity and R&D and IT services, which exposes us to supply disruptions and cost increases.

Our ability to deliver according to market demands and contractual commitments depends significantly on obtaining a timely and adequate supply of materials, components, production capacity and other vital services on

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

competitive terms. Although we strive to avoid single-source supplier solutions, this is not always possible. Accordingly, there is a risk that we will be unable to obtain key supplies we need to produce our products and provide our services on commercially reasonable terms, or at all. Failure by any of our suppliers could interrupt our product or services supply or operations and significantly limit sales or increase our costs. To find an alternative supplier or re-design products to replace components may take significant time which could cause significant delays or interruptions in the delivery of our products and services. We have from time to time experienced interruptions of supply and we may experience such interruptions in the future.

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

Due to having a significant portion of our costs in SEK and revenues in other currencies, our business is exposed to foreign exchange fluctuations that could negatively impact our revenue and results of operation.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

Many key aspects of telecommunications and data network technology are governed by industry-wide standards usable by all market participants. As the number of market entrants and the complexity of technology increases, the possibility of functional overlap and inadvertent infringement of intellectual property rights also increases. Third parties have asserted, and may assert in the future, claims, directly against us or against our customers, alleging infringement of their intellectual property rights. Defending such claims may be expensive, time-consuming and divert the efforts of our management and/or technical personnel. As a result of litigation, we could be required to pay damages and other compensation directly or to indemnify our customers for such damages and other compensation, develop non-infringing products/technology or enter into royalty or licensing agreements. However, we cannot be certain that such licenses will be available to us on commercially reasonable terms or at all, and such judgments could have a materially adverse effect on our business.

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

As a publicly listed company, Ericsson may be exposed to lawsuits in which plaintiffs allege that the Company or its officers have failed to comply with securities laws, stock market regulations or other laws, regulations or requirements. Whether or not there is merit to such claims, the time and costs incurred to defend the Company and its officers and the potential settlement or compensation to the plaintiffs could have significant impact on our reported results and reputation. For additional information regarding certain of the lawsuits in which we are involved, see “Legal proceedings” in the Board of Directors’ Report.

Our operations are complex and several critical operations are centralized in a single location. Any disruption of our operations, whether due to natural or man made events, may be highly damaging to the operation of our business.

Our business operations rely on complex operations and communications networks, which are vulnerable to damage or disturbance from a variety of sources. Having outsourced a significant portion of our IT operations, we depend partly on security and reliability measures of external companies. Regardless of protection measures, our systems and communications networks are susceptible to disruption due to failure, vandalism, computer

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

viruses, security breaches, natural disasters, power outages and other events. We also have a concentration of operations on certain sites, including R&D, production, network operation centres, and logistic centres and shared services centres, where business interruptions could cause material damage and costs. The delivery of goods from suppliers, and to customers, could also be hampered for the reasons stated above. We cannot provide any assurance that interruptions to our systems and communications will not have an adverse effect on our operations and financial conditions.

Cyber security incidents affecting our business may have a material adverse effect on our business operations, financial condition and brand.

Ericsson’s business operations involve areas that are particularly vulnerable to cyber security incidents such as data breaches, intrusions, espionage, knowhow and data privacy infringements, leakage and general malfeasance. Examples of these areas include, amongst others, research and development, managed services, usage of cloud solutions, software development, lawful interception and product engineering. Any cyber security incident including unintended use, involving our operations, product development, services, our third party providers or installed product base, could cause severe harm to Ericsson and could have a material adverse effect on our business operations, financial condition and brand.

Ericsson relies heavily on third parties to whom we have outsourced significant aspects of our IT infrastructure, product development and engineering services. While we have taken precautions relating to the selection, integration and ongoing management of these third parties, any event or attack that is caused as a result of vulnerabilities in their operations or products supplied to us, could have a material adverse effect upon Ericsson, our business operations, financial condition and brand, potentially slowing operations, leaking valuable intellectual property or damaging our products which have been installed in our customers’ networks.

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

After completing sales to customers, we may encounter difficulty collecting accounts receivables and could be exposed to risks associated with uncollectable accounts receivable. We regularly assess the credit worthiness of our customers and based on that we determine a credit limit for each one of them. Challenging economic conditions have impacted some of our customers’ ability to pay their accounts receivables. Although our credit losses have historically been low and we have policies and procedures for managing customer finance credit risk we may be unable to avoid future losses on our trade receivables. We have also experienced demands for customer financing, and in adverse financial markets or more competitive environments, those demands may increase. Upon the financial failure of a customer, we may experience losses on credit extended and loans made to such customer, losses relating to our commercial risk exposure, and the loss of the customer’s on-going business. If customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

We rely on various capital sources for short-term and long-term capital for the funding of our business. Should such capital become unavailable or available in insufficient amounts or unreasonable terms, our business may materially suffer.

If we do not generate sufficient amounts of capital to support our operations, service our debt and continue our research and development and customer finance programs, or if we cannot raise sufficient amounts of capital at the required times and terms, our business is likely to be adversely affected. Access to funding may decrease or become more expensive as a result of our operational and financial condition, market conditions, including financial conditions in the Euro-zone, or due to deterioration in our credit rating. There can be no assurance that additional sources of funds that we from time to time may need, will be available or available on reasonable terms. If we cannot access capital on commercially viable terms, our business could materially suffer.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

We conduct business throughout the world and are subject to the effects of general global economic conditions as well as conditions unique to specific countries or regions. We have customers in more than 180 countries, with a significant proportion of our sales to emerging markets in the Asia Pacific region, Latin America, Eastern Europe, the Middle East and Africa.

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

We must always comply with relevant export control regulations and sanctions or other trade embargoes in force, not only at the time of sale but also at the time of delivery. The political situation in parts of the world, particularly in the Middle East, has led to an increase of sanctions imposed by the global community. A universal element of these sanctions is the financial restrictions with respect to individuals and/or legal entities, but sanctions can also restrict certain exports and ultimately lead to a complete trade embargo towards a country. In particular, the sanctions towards Iran have been strengthened significantly during 2012, both by the EU and the U.S. Even though the EU has imposed a ban on deliveries on many items, especially so called dual use items, an exemption for certain standard telecom equipment is still maintained.

There is a risk in many of these countries of unexpected changes in regulatory requirements, tariffs and other trade barriers, price or exchange controls, or other governmental policies which could limit our operations and decrease our profitability. Further export control regulations, sanctions or other forms of trade restrictions imposed on countries in which we are active may result in a reduction of commitment in those countries. The need to terminate activities as a result of further trade restrictions may also expose us to customer claims and other actions. Although we seek to comply with all such regulations, there can be no assurance that we are, or will be in the future, compliant with all relevant regulations and such violations, even unintentional violations, could have material adverse effects on our business, operational results and brand.

There has been a growing concern reported by media and others, that certain countries may use features of their telecommunications systems violating the human rights. This may adversely affect the telecommunications business and may have a negative impact on our brand.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

We may fail to comply with our corporate governance standards which could negatively affect our financial condition, business, results of operations and our brand.

We are subject to corporate governance laws and regulations and are also committed to several corporate responsibility and environmental initiatives. In some of the countries where we operate corruption risks are high. In addition, there is higher focus on anticorruption, with changed legislation in many countries. To ensure that our operations are executed in accordance with applicable requirements, our management system includes a Code of Business Ethics, a Sustainability Policy, as well as other policies and directives to govern our processes and operations. Our commitment to apply the UN Guiding principles for business and human rights to our operation cannot prevent unintended or unlawful use of our technology by non democratic regimes. While we attempt to monitor and audit internal compliance with the policies and directives as well as our suppliers’ adherence to our Code of Conduct and strive for continuous improvements, we cannot provide any assurances that violations will not occur which could have material adverse effects on our operations, business results and brand.

Failure to comply with environmental, health and safety regulations in many jurisdictions may expose us to significant penalties and other sanctions.

We are subject to certain environmental, health and safety laws and regulations that affect our operations, facilities and products in each of the jurisdictions in which we operate. While we believe that we are in compliance with all material laws and regulations related to the environment, health, and safety, we can provide no assurance that we have been, are, or will in the future be compliant with these regulations. If we have failed or fail to comply with these regulations, we could be subject to significant penalties and other sanctions that could have a material adverse effect on our business, operating results and financial condition. Additionally, there is a risk that we may have to incur expenditures to cover environmental and health liabilities to maintain compliance with current or future laws and regulations or to undertake any necessary remediation. It is difficult to reasonably estimate the future impact of environmental matters, such as climate change and weather events, including potential liabilities. This is due to several factors, particularly the length of time often involved in resolving such matters. Adverse future events, regulations, or judgments could have a material effect on our business, operating results and financial condition.

Potential health risks related to electromagnetic fields may subject us to various product liability claims and result in regulatory changes.

The mobile telecommunications industry is subject to claims that mobile handsets and other devices that generate electromagnetic fields expose users to health risks. At present, a substantial number of scientific studies conducted by various independent research bodies have indicated that electromagnetic fields, at levels within the limits prescribed by public health authority safety standards and recommendations, cause no adverse effects to human health. However, any perceived risk or new scientific findings of adverse health effects from mobile communication devices and equipment could adversely affect us through a reduction in sales or through liability claims. Although Ericsson’s products are designed to comply with all current safety standards and

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

recommendations regarding applicable electromagnetic fields, we cannot guarantee that we or the jointly owned ST-Ericsson will not become the subject of product liability claims or be held liable for such claims or be required to comply with future regulatory changes that may have an adverse effect on our business, operating results and financial condition.

New regulations related to “conflict minerals” may cause us to incur additional expenses, and may make our supply chain more complex.

On August 22, 2012, the US Securities and Exchange Commission (the “SEC”), adopted a new rule requiring disclosures beginning in 2014 of specified minerals (“conflict minerals”) that are necessary to the functionality or production of products manufactured or contracted to be manufactured by companies registered with the SEC, whether or not these products or its components are manufactured by third parties. While we believe that we will be able to fulfill these requirements without materially affecting our costs or access to materials, we can provide no assurance that there will not be material costs associated with complying with the disclosure requirements.

While we work and strive to be able to sufficiently verify the origins of these minerals, our supply chain is complex, and we may not be able to sufficiently verify the origins of the relevant minerals used in our products through the due diligence procedures that we implement, which may harm our reputation. In addition, we may encounter challenges if customers require that all of the components of our products be certified as conflict-free. These new disclosure requirements may negatively affect our brand, financial condition, business and results of operations.

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

Factors other than our financial results that may affect our share price include, but are not limited to:

•	A weakening of our brand name or other circumstances with adverse effects on our reputation

•	Announcements by our customers, competitors or us regarding capital spending plans of our customers

•	Financial difficulties for our customers

•	Awards of large supply or service contracts

•	Speculation in the press or investment community about the business level or growth in the telecommunications market

•

Technical problems, in particular those relating to the introduction and viability of new network systems, including lte/4g and new platforms such as the rbs 6000 (multi-standard radio base station) platform

•	Actual or expected results of ongoing or potential litigation

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

•	Announcements concerning bankruptcy or investigations into the accounting procedures of ourselves or other telecommunications companies

•	Our ability to forecast and communicate our future results in a manner consistent with investor expectations.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events and expected operational and financial performance. The words “believe”, “expect”, “foresee”, “anticipate”, “assume”, “intend”, “may”, “could”, “plan”, “estimate”, “forecast”, “will”, “should”, “predict”, “aim”, “ambition”, “target”, “might” or, in each case, their negative, and similar words are intended to help identify forward-looking statements.

Forward-looking statements may be found throughout this document, but in particular in the chapter “Board of Directors’ Report” and include statements regarding:

•	Our goals, strategies and operational or financial performance expectations

•	Development of corporate governance standards, stock market regulations and related legislation

•	The future characteristics of the markets in which we operate

•	Projections and other characterizations of future events

•	Our liquidity, capital resources, capital expenditures, our credit ratings and the development in the capital markets, affecting our industry or us

•	The expected demand for our existing as well as new products and services

•	The expected operational or financial performance of our joint ventures and other strategic cooperation activities

•	The time until acquired entities will be accretive to income

•	Technology and industry trends including regulatory and standardization environment, competition and our customer structure

•	Our plans for new products and services including research and development expenditures.

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

•

Financial risks, including changes in foreign exchange rates or interest rates, lack of liquidity or access to financing, our credit ratings, changes in tax liabilities, credit risks in relation to counterparties, customer defaults under significant customer finance arrangements and risks of confiscation of assets in foreign countries

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

•	The financial strength of our customer base

•

The impact of the consolidation in the industry, and the resulting (i) reduction in the number of customers, and adverse consequences of a loss of, or significant decline in, our business with a major customer; (ii) increased strength of a competitor or the establishment of new competitors

•

The impact of changes in product demand, technology adoption, price erosion, competition from existing or new competitors or new technologies or alliances between vendors of different types of technology and the risk that our products and services may not sell at the rates or levels we anticipate

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

•	Our ability to manage cyber security incidents

•

Supply constraints, including component or production capacity shortages, suppliers’ abilities to cost effectively deliver quality products on time and in sufficient volumes, and risks related to concentration of proprietary or outsourced production in a single facility or sole source situations with a single vendor

•	Our ability to successfully manage operators’ networks to their satisfaction with satisfactory margins

•	Our ability to maintain a strong brand and good reputation and to be acknowledged for good corporate governance

•	Our ability to recruit and retain qualified management and other key employees

•	Our ability to trace conflict minerals in our complex supply chain.

Certain of these risks and uncertainties are described further in “Risk factors”. We undertake no obligation to publicly update or revise any forward-looking statements included in this Annual Report, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

CORPORATE GOVERNANCE REPORT 2012

Corporate governance describes how rights and responsibilities are distributed among corporate bodies according to applicable laws, rules and processes. Corporate governance also defines the decision-making systems and structure through which owners directly or indirectly control a company.

Good corporate governance forms the basis for building a robust corporate culture throughout a global organization. Efficient and reliable controls and procedures are important, but it is also crucial that ethical business practices are highly valued and followed by all people in the organization—starting at the top.

As Chairman of the Board, it is my responsibility to ensure that the Board’s work is efficient and that applicable principles and processes in the Board’s work procedure are complied with. The Board of Directors’ main tasks include supporting Group management and exercising critical review of their work. To be able to fulfill these tasks successfully, it is also my responsibility as Chairman to enable an open and meaningful dialogue between the Board and Group management. Relevant and timely information from Group management is very important as it forms the best possible basis for the Board’s discussions and resolutions. The Board’s work is constantly evaluated and improved to allow the Board to fulfill its duties successfully.

I believe that Ericsson’s continuous focus on corporate governance matters, ethical business and open and meaningful dialogue within the organization promote sustainable business. I believe that this, in turn, generates value for Ericsson’s shareholders.

Leif Johansson

Chairman of the Board of Directors

This Corporate Governance Report is rendered as a separate report added to the Annual Report in accordance with the Annual Accounts Act ((SFS 1995:1554) Chapter 6, Sections 6 and 8) and the Swedish Corporate Governance Code. The report has been reviewed by Ericsson’s auditor in accordance with the Annual Accounts Act.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

REGULATION AND COMPLIANCE

External rules

As a Swedish public limited liability company with securities quoted on NASDAQ OMX Stockholm as well as on NASDAQ New York, Ericsson is subject to a variety of rules that affect its governance. Major external rules include:

•	The Swedish Companies Act

•	The Rule Book for issuers of NASDAQ OMX Stockholm

•	The Swedish Corporate Governance Code (the “Code”)

•	NASDAQ Stock Market Rules, including applicable NASDAQ New York corporate governance requirements (subject to certain exemptions principally reflecting mandatory Swedish legal requirements)

•	Applicable requirements of the US Securities and Exchange Commission (the “SEC”).

Internal rules

In addition, to ensure compliance with legal and regulatory requirements and the high ethical standards that we set for ourselves, Ericsson has adopted internal rules that include:

•	A Code of Business Ethics

•	Group Steering Documents, including Group policies and directives, instructions and business processes for approval, control and risk management

•	A Code of Conduct, to be applied in the product development, production, supply and support of Ericsson products and services worldwide.

The work procedure for the Board of Directors also includes internal corporate governance rules.

Compliance with the Swedish Corporate Governance Code

The Code has been applied by Ericsson since 2005. Ericsson is committed to complying with best-practice corporate governance on a global level wherever possible. This includes continued compliance with the Code. Ericsson has not deviated from any of the rules of the Code. The Code can be found on the website of the Swedish Corporate Governance Board which administrates the Code: www.corporategovernanceboard.se.

Compliance with applicable stock exchange rules

There has been no infringement of applicable stock exchange rules and no breach of good practice on the securities market reported by the stock exchange’s disciplinary committee or the Swedish Securities Council.

Code of Business Ethics

Ericsson’s Code of Business Ethics sets out how the Group works to achieve and maintain high ethical standards. It summarizes the Group’s basic policies and directives and underpins the importance of ethical conduct in all business activities.

The Code of Business Ethics has been translated into 30 languages. This ensures that it is accessible to all employees. During recruitment, employees acknowledge that they are aware of the principles of the Code of

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Business Ethics. This procedure is repeated at regular intervals throughout the term of employment. Through this process, Ericsson strives to raise awareness and to ensure that the business is run with integrity so that Ericsson can maintain credibility with customers, partners, employees, shareholders and other stakeholders. During 2012, the Code of Business Ethics was reviewed and updated and acknowledged by employees throughout the global organization. In addition, Ericsson’s whistleblower procedure was extended to a greater scope.

All employees have an individual responsibility to ensure that business practices adhere to the Code of Business Ethics.

GOVERNANCE STRUCTURE

Shareholders may exercise their decision-making rights in the Company at General Meetings of shareholders.

A Nomination Committee is appointed by the major shareholders in accordance with the Instruction for the Nomination Committee adopted by the Annual General Meeting of shareholders. The tasks of the Nomination Committee include the proposal of an external auditor and the proposal of Board members for election by the Annual General Meeting of shareholders.

In addition to the Directors elected by shareholders, the Board of Directors consists of employee representatives appointed by the unions. The Board of Directors is ultimately responsible for the organization of Ericsson and the management of its operations.

The President and CEO, appointed by the Board of Directors, is responsible for handling the day-to-day management of Ericsson in accordance with instructions from the Board. The President and CEO is supported by the Executive Leadership Team (ELT).

The external auditor of Ericsson is elected by the General Meeting of shareholders.

SUSTAINABILITY, CORPORATE RESPONSIBILITY AND CORPORATE GOVERNANCE

Sustainability and Corporate Responsibility (CR) are important parts of Ericsson’s corporate governance framework. For Ericsson, sustainability is about long-term social equity, economic prosperity and environmental performance. CR is about maintaining the necessary controls to minimize risks, while creating positive business impacts for Ericsson’s stakeholders and brand, by linking products, services and solutions to an overall business goal of sustainable growth, ensuring that Ericsson is a trusted partner to its stakeholders. Ericsson’s Sustainability and CR strategy is integrated in the Group’s yearly strategy process and implemented in the business units and the regions. The strategy process is further described on pages 204 and 205. CR risks are also included in Ericsson’s risk management framework.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

During 2012, Ericsson’s continued focus on sustainability and CR matters was reflected through a number of corporate governance activities within the organization:

•

Effective October 2012, Ericsson’s Head of Sustainability and Corporate Responsibility reports directly to the President and CEO. This repositioning of the Sustainability and CR unit within the organization was made to better integrate the sustainability and CR work with the company’s business operations, decision-making, culture and ways of working and to help build sustainable value creation for Ericsson.

•

Ericsson’s Code of Business Ethics was reviewed and updated and now includes a commitment to the new UN Guiding Principles on Business and Human Rights. Also, Ericsson’s whistleblower procedure was extended to a wider scope in terms of incidents covered by the procedure and with respect to who can report violations. The updated Code was confirmed by employees throughout the global organization.

•	The Sales Compliance Board was further strengthened and formalized to assess and manage human rights and CR risks.

SHAREHOLDERS

Ownership structure

As of December 31, 2012, Telefonaktiebolaget LM Ericsson (the “Parent Company”) had 551,719 shareholders (according to the share register kept by Euroclear Sweden AB). Swedish institutions hold approximately 58% of the votes. The largest shareholders are Investor AB, holding 21.37% of the votes, and AB Industrivärden, holding 19.81% of the votes (together with Svenska Handelsbankens Pensionsstiftelse and Pensionskassan SHB Försäkringsförening).

A significant number of the shares held by foreign investors are nominee-registered, i.e. held off-record by banks, brokers and/or nominees. This means that the actual shareholder is not displayed in the share register or included in the shareholding statistics.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

The Parent Company may also issue Class C shares in order to create treasury stock to finance and hedge long-term variable remuneration programs resolved by the General Meeting of shareholders. Class C shares are converted into Class B shares before they are used for long-term variable remuneration programs.

The members of the Board of Directors and the Executive Leadership Team have the same voting rights on shares as other shareholders.

GENERAL MEETINGS OF SHAREHOLDERS

Decision-making at General Meetings

The decision-making rights of Ericsson’s shareholders are exercised at General Meetings of shareholders. Most resolutions at General Meetings are passed by a simple majority. However, the Swedish Companies Act requires qualified majorities in certain cases, for example in case of:

•	Amendment of the Articles of Association

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

Ericsson’s Annual General Meeting 2012

Including shareholders represented by proxy, 3,224 shareholders were represented at the AGM held on May 3, 2012, representing approximately 70% of the votes.

The meeting was also attended by members of the Board of Directors, members of the Executive Leadership Team (ELT) and the external auditor.

Decisions of the AGM 2012 included:

•	Payment of a dividend of SEK 2.50 per share

•	Re-election of Leif Johansson as Chairman of the Board of Directors

•

Re-election of members of the Board of Directors: Roxanne S. Austin, Sir Peter L. Bonfield, Börje Ekholm, Ulf J. Johansson, Sverker Martin-Löf, Nancy McKinstry, Anders Nyrén, Hans Vestberg, Michelangelo Volpi and Jacob Wallenberg

•	Election of Alexander Izosimov as a new member of the Board of Directors

•	Board of Directors’ fees:

•	Chairman: SEK 3,750,000 (unchanged)

•	Other non-employed Board members: SEK 875,000 each (previously SEK 825,000)

•	Chairman of the Audit Committee: SEK 350,000 (unchanged)

•	Other non-employed members of the Audit Committee: SEK 250,000 each (unchanged)

•	Chairmen of the Finance and Remuneration Committees: SEK 200,000 each (unchanged)

•	Other non-employed members of the Finance and Remuneration Committees: SEK 175,000 each (unchanged)

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

•	Approval for part of the Directors’ fees to be paid in the form of synthetic shares

•	Approval of Guidelines for remuneration to Group Management

•	Implementation of a Long-Term Variable Remuneration Program 2012, including a share issue of and authorization to the Board to buy back 31,700,000 shares for the program

•

Approval of the Instruction for the Nomination Committee, including among other things, a procedure on how to appoint the members of the Nomination Committee, to apply until the General Meeting of shareholders resolves otherwise.

The minutes of the AGM 2012 are available at Ericsson’s website.

ANNUAL GENERAL MEETING 2013

Ericsson’s AGM 2013 will take place on April 9, 2013 at Kistamässan in Kista, Stockholm. Shareholders who wish to have a matter addressed at the AGM should submit their written request to the Board in due time before the AGM. Further information is available on Ericsson’s website.

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

The AGM 2012 resolved on an Instruction for the Nomination Committee, including the tasks of the Nomination Committee and the procedure for appointing the members of the Nomination Committee. The Instruction for the Nomination Committee shall apply until the General Meeting of shareholders resolves otherwise. Under the instruction, the Nomination Committee shall consist of:

•	Representatives of the four largest shareholders by voting power by the end of the month in which the AGM was held

•	The Chairman of the Board of Directors.

As described in the Instruction for the Nomination Committee, the Committee may include additional members following a request by a shareholder. The request must be justified by changes in the shareholder’s ownership of shares and be received by the Nomination Committee no later than December 31. No fees are paid to the members of the Nomination Committee.

Members of the Nomination Committee

In addition to the Chairman of the Board of Directors, Leif Johansson, the current Nomination Committee consists of four representatives appointed by the four shareholders with the largest voting power as of May 31, 2012:

•	Petra Hedengran (Investor AB), Chairman of the Nomination Committee

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

•	Carl-Olof By (AB Industrivärden, Svenska Handelsbankens Pensionsstiftelse)

•	Johan Held (AFA Försäkring)

•	Marianne Nilsson (Swedbank Robur Fonder).

The tasks of the Nomination Committee

Over the years, the tasks of the Nomination Committee have evolved to comply with the requirements of the Code. The main task of the Committee remains to propose Board members for election by the AGM. In doing this, the Committee must not only orientate itself on the Company’s strategy and future challenges to be able to assess the competence and experience that is required by the Board; it must also consider all applicable rules on independence of the Board of Directors and its committees.

In addition, the Committee prepares remuneration proposals, for resolution by the AGM, to non-employed Directors elected by the AGM and to the auditor.

The assignment of the Nomination Committee further includes proposing auditors, whereby candidates are selected in cooperation with the Audit Committee of the Board. The Committee also proposes a candidate for election of the Chairman at the AGM.

Work of the Nomination Committee for the AGM 2013
The Nomination Committee started its work by going through a checklist of all its duties according to the Code and the Instruction for the Nomination Committee, resolved by the AGM. The Committee also set a time plan for its work ahead. A thorough understanding of Ericsson’s business is paramount to the role of the members of the Committee. Therefore, the President and CEO was invited to, together with the Chairman of the Board, present their views on the Company’s position and strategy.

The Committee was thoroughly informed of the results of the evaluation of the Board’s work and procedures, including the performance of the Chairman of the Board. On this basis, the Committee was able to assess the competence and experience required by Board members. When proposing Board members, the Nomination Committee considered a number of things, including necessary experience and competence as well as the value of diversity and renewal and the improvement of gender balance.

The Committee also acquainted itself with the assessments made by the Company and the Audit Committee on the quality and efficiency of external auditor work, and received recommendations on external auditor and audit fees. As of March 5, 2013 the Nomination Committee has held six meetings.

PROPOSALS TO THE NOMINATION COMMITTEE

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

According to the Articles of Association, the Board of Directors shall consist of no less than five and no more than 12 directors, with no more than six deputies. In addition, under Swedish law, trade unions have the right to appoint three directors and their deputies to the Board.

Directors serve from the close of one AGM to the close of the next, but can serve any number of consecutive terms.

The President and CEO may be elected director of the Board, but, under the Swedish Companies Act, the President of a public company may not be elected Chairman of the Board.

Conflicts of interest

Ericsson maintains rules and regulations regarding conflicts of interest. Directors are disqualified from participating in any decision regarding agreements between themselves and Ericsson. The same applies to agreements between Ericsson and any third party or legal entity in which the Board member has an interest.

The Audit Committee has implemented a procedure on related-party transactions and a pre-approval process for non-audit services carried out by the external auditor.

Composition of the Board of Directors

The Board of Directors consists of 12 Directors, including the Chairman of the Board, elected by the shareholders at the AGM 2012 for the period until the close of the AGM 2013. It also consists of three employee representatives, each with a deputy, appointed by the trade unions for the same period of time. The President and CEO, Hans Vestberg, is the only Board member who was also a member of Ericsson’s management during 2012.

Work procedure

Pursuant to the Swedish Companies Act, the Board of Directors has adopted a work procedure that outlines rules for the distribution of tasks between the Board and its Committees as well as between the Board, its Committees and the President and CEO. This complements the regulations in the Swedish Companies Act and in the Articles of Association of the Company. The work procedure is reviewed, evaluated and adopted by the Board as required and at least once a year.

Independence

The Board of Directors and its Committees are subject to a variety of independence rules under applicable Swedish law, the Code and applicable US securities laws, SEC rules and the NASDAQ Stock Market Rules. However, Ericsson can rely on exemptions from certain US requirements.

The composition of the Board of Directors meets all applicable independence criteria. The Nomination Committee concluded before the AGM 2012 that, for purposes of the Code, at least seven of the nominated Directors were independent of Ericsson, its senior management and its major shareholders. These were Roxanne S. Austin, Sir Peter L. Bonfield, Alexander Izosimov, Leif Johansson, Ulf J. Johansson, Nancy McKinstry and Michelangelo Volpi.

Structure of the work of the Board of Directors

The work of the Board follows a yearly cycle. This enables the Board to appropriately address each of its duties and to keep strategy, risk assessment and value creation high on the agenda.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

•	Statutory meeting

The yearly cycle starts with the statutory Board meeting which is held in connection with the AGM. At this meeting, members of each of the three Board Committees are appointed and the Board resolves on signatory power.

•	First interim report meeting

At the next ordinary meeting (depending on the date of the AGM), the Board handles the interim financial report for the first quarter of the year.

•	Main strategy meeting

Various strategic issues are addressed at most of the Board meetings. In accordance with the annual cycle for the strategy process, a main strategy Board meeting is also held, which is in essence dedicated to short- and long-term strategies of the Group. Following the Board’s input on and approval of the overall strategy, the strategy is cascaded throughout the entire organization, starting at the Global Leadership Summit with Ericsson’s top 250 leaders.

•	Second interim report meeting

At the second interim report meeting, the Board handles the interim financial report for the second quarter of the year.

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

•	Budget and financial outlook meeting

A meeting is held for the Board to address the budget and financial outlook as well as further analysis of internal and external risks.

•	Fourth-quarter and full-year financial results meeting

Following the end of the calendar year, the Board holds a meeting which focuses on the financial results of the entire year and handles the fourth-quarter financial report.

•	Annual Report meeting

The Annual Report meeting closes the yearly cycle of work of the Board of Directors. At this meeting the Board approves the Annual Report.

As the Board is responsible for financial oversight, financial information is presented and evaluated at each Board meeting. Furthermore, each Board meeting generally includes reports on Committee work by the Chairman of each Committee. In addition, minutes from Committee meetings are distributed to all Directors prior to the Board meeting.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

At every Board meeting, the President and CEO reports on business and market developments as well as on the financial performance of the Company. Strategic issues and risks are also addressed at most Board meetings. The Board is regularly informed of developments in legal and regulatory matters of importance.

The Board’s annual work cycle

The annual cycle applied to the Board’s work allows the Board to appropriately address its duties during the year. It also facilitates for the organization to align its global processes to allow appropriate Board involvement. This is particularly relevant for the Group’s strategy process and risk management.

Auditor involvement

The Board meets with Ericsson’s external auditor in closed sessions at least once a year to receive and consider the auditor’s observations. The auditor reports to management on the accounting and financial reporting practices of the Group.

The Audit Committee also meets with the auditor to receive and consider observations on the interim reports and the Annual Report. The auditor has been instructed to report on whether the accounts, the management of funds and the general financial position of the Group are under control in all material respects.

In addition, the Board reviews and assesses the process for financial reporting, as described later in “Internal control over financial reporting 2012”. Combined with internal controls, the Board’s and the auditor’s review of interim and annual reports are deemed to give reasonable assurance on the quality of financial reporting.

Training of the Board of Directors

All new Directors receive comprehensive training tailored to their individual needs. Introductory training typically includes meetings with the heads of the business units and Group functions, as well as training arranged by NASDAQ OMX Stockholm on listing issues and insider rules. In addition, full-day training sessions are held twice a year for all Directors. These sessions enhance the Directors’ knowledge of specific operations and issues as appropriate to ensure that the Board has knowledge and understanding of the forefront of technical development and of the business activities of the Group.

As a rule, the Board receives Sustainability and Corporate Responsibility training at least once a year.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Key focus areas in Board training in 2012 were:

•	Technology leadership, including market development, competitor overview, Ericsson Research long-term view and ways of working.

•	Ericsson’s strategic forecast, including purpose, process, roles and methodology forecast.

Work of the Board of Directors in 2012

In 2012, 12 Board meetings were held. For attendance at Board meetings, see the table on page 195. Among the matters addressed by the Board this year (apart from regular matters in the annual Board work cycle) were:

•	A number of acquisitions, including BelAir Networks, Technicolor’s broadcast services division, ConceptWave and increased ownership in Ericsson-LG.

•	Entry to the US bond market through issuing a ten-year US bond.

•	Loan agreements with the European Investment Bank (EIB) and the Nordic Investment Bank (NIB).

•	Strong focus on risk management, strategy and the competitive market development, as well as on sustainability and corporate responsibility matters.

•	A number of divestments, including the divestment of the Multimedia brokering platform (IPX) and EDA 1500 GPON assets.

•	Continued focus on the effects of general financial uncertainty on the market, including the effects of political unrest in the Middle East and Africa and financial uncertainty in Europe.

•	Continuous work relating to strategic plans for the joint venture ST-Ericsson.

Board work evaluation

A key objective of the Board evaluation is to ensure that the Board is functioning well. This includes gaining an understanding of the issues that the Board thinks warrant greater focus, as well as determining areas where additional competence is needed within the Board. The evaluation also serves as guidance for the work of the Nomination Committee.

Each year, the Chairman of the Board initiates and leads the evaluation of the Board and Committee work and procedures. Evaluation tools include detailed questionnaires and discussions.

In 2012, all the Directors responded to written questionnaires, covering the Director’s individual performance, Board work in general, Committee work and the Chairman’s performance. The Chairman was not involved in the development or compilation of the questionnaire which related to his performance, nor was he present when his performance was evaluated. The evaluations were thoroughly discussed and an action plan was developed in order to further improve the work of the Board.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has established three Committees: the Audit Committee, the Finance Committee and the Remuneration Committee. Members of each Committee are appointed for one year amongst the Board members.

The task of the Committees is mainly to prepare matters for final resolution by the Board. However, the Board has authorized each Committee to determine certain issues in limited areas. It may also on occasion provide extended authorization for the Committees to determine specific matters.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

If deemed appropriate, the Board of Directors and each Committee have the right to engage external expertise, either in general or with respect to specific matters.

Prior to the Board meetings, each Committee submits to the Board minutes from Committee meetings. The Chairman of the Committee also reports on the Committee work at each Board meeting.

Audit Committee

On behalf of the Board, the Audit Committee monitors the following:

•	The scope and correctness of the financial statements

•	Compliance with legal and regulatory requirements

•	Internal control over financial reporting

•	Risk management

•	The effectiveness and appropriateness of the Group’s anti-corruption program.

The Audit Committee also reviews the annual and interim financial reports and oversees the external audit process, including audit fees. This involves:

•	Reviewing, with management and the external auditor, the financial statements (including their conformity with generally accepted accounting principles)

•	Reviewing, with management, the reasonableness of significant estimates and judgments made in preparing the financial statements, as well as the quality of the disclosures in the financial statements

•	Reviewing matters arising from reviews and audits performed.

The Audit Committee itself does not perform audit work. Ericsson has an internal audit function which reports directly to the Audit Committee.

The Committee is also involved in the preparatory work of proposing auditor for election by the AGM. It also monitors Group transactions and the ongoing performance and independence of the auditor with the aim to avoid conflicts of interest.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

In order to ensure the auditor’s independence, the Audit Committee has established pre-approval policies and procedures for non-audit related services to be performed by the external auditor. Pre-approval authority may not be delegated to management. The Audit Committee also oversees:

•	The process for reviewing transactions with related parties

•

The whistleblower procedure for the reporting of alleged violations of the Code of Business Ethics that (i) are conducted by Group or local management, and (ii) relate to corruption, questionable accounting or auditing matters or otherwise seriously affect vital interests of the Group or personal health and safety. The whistleblower procedure was updated and extended during 2012 in connection with the review and update of the Code of Business Ethics.

Violations reported through the whistleblower procedure are investigated by Ericsson’s internal audit function together with the relevant Group function. Information regarding any incident is reported to the Audit Committee. Reports include measures taken, details of the responsible Group function and the status of any investigation.

Members of the Audit Committee

The Audit Committee consists of five Board members appointed by the Board. In 2012, the Audit Committee comprised Ulf J. Johansson (Chairman of the Committee), Roxanne S. Austin, Sir Peter L. Bonfield, Kristina Davidsson and Sverker Martin-Löf.

The composition of the Audit Committee meets all applicable independence requirements. The Board of Directors has determined that each of Ulf J. Johansson, Roxanne S. Austin, Sir Peter L. Bonfield and Sverker Martin-Löf is an audit committee financial expert, as defined under the SEC rules. Each of them is independent under applicable US securities laws, SEC rules and NASDAQ Stock Market Rules and each of them is financially literate and familiar with the accounting practices of an international company, such as Ericsson.

Former authorized public accountant Peter Markborn was previously appointed as an external expert advisor to assist and advise the Audit Committee. He left this assignment during 2012.

Work of the Audit Committee in 2012

The Audit Committee held six meetings in 2012. Directors’ attendance is reflected in the table on page 195. During the year, the Audit Committee reviewed the scope and results of external financial audits and the independence of the external auditor. It also monitored the external audit fees and approved non-audit services performed by the external auditor in accordance with the Committee’s pre-approval policies and procedures.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

The Committee approved the annual audit plan for the internal audit function and reviewed its reports. Prior to publishing it, the Committee also reviewed and discussed each interim report with the external auditor.

The Committee monitored the continued compliance with the Sarbanes-Oxley Act as well as the internal control and risk management process. It also reviewed certain related-party transactions in accordance with its established process.

The Committee reviewed and evaluated the effectiveness and appropriateness of the Group’s anti-corruption program.

Finance Committee

The Finance Committee is primarily responsible for:

•	Handling matters related to acquisitions and divestments

•	Handling capital contributions to companies inside and outside the Ericsson Group

•	Raising loans, issuing guarantees and similar undertakings, and approving financial support to customers and suppliers

•	Continuously monitoring the Group’s financial risk exposure.

The Finance Committee is authorized to determine matters such as:

•	Direct or indirect financing

•	Provision of credits

•	Granting of securities and guarantees

•	Certain investments, divestments and financial commitments.

Members of the Finance Committee

The Finance Committee consists of four Board members appointed by the Board. In 2012, the Finance Committee comprised: Leif Johansson (Chairman of the Committee), Pehr Claesson, Anders Nyrén and Jacob Wallenberg.

Work of the Finance Committee in 2012

The Finance Committee held seven meetings in 2012. Directors’ attendance is reflected in the table on page 195. During the year, the Finance Committee approved numerous customer finance credit arrangements and reviewed a number of potential mergers and acquisitions and real estate investments from a financial perspective. As a result of the uncertainty on the financial markets and the macroeconomic development, the Finance Committee has focused particularly on discussing and securing an adequate capital structure, cash flow and cash-generating ability. It has also continuously monitored Ericsson’s financial position and credit exposure.

Remuneration Committee

The Remuneration Committee’s main responsibility is to prepare for resolution by the Board of Directors matters regarding salary and other remuneration, including pension benefits of the President and CEO, the Executive Vice Presidents and other officers who report directly to the President and CEO. Responsibilities include:

•	Reviewing and preparing for resolution by the Board, proposals on salary and other remuneration, including retirement compensation, for the President and CEO

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

•	Reviewing and preparing for resolution by the Board, proposals to the AGM on guidelines for remuneration to the ELT

•	Approving proposals on salary and other remuneration, including retirement compensation, for the Executive Vice Presidents and other CEO direct reports

•	Reviewing and preparing for resolution by the Board, proposals to the AGM on LTV and similar equity arrangements.

Consideration is given to trends in remuneration, legislative changes, disclosure rules and the general global environment surrounding executive remuneration. The Committee reviews salary survey data before approving any salary adjustment for CEO direct reports. In addition, the Committee prepares salary adjustments for the President and CEO for resolution by the Board.

Members of the Remuneration Committee

The Remuneration Committee consists of four Board members appointed by the Board. In 2012, the Remuneration Committee comprised: Leif Johansson (Chairman of the Committee), Börje Ekholm, Nancy McKinstry and Karin Åberg.

Piia Pilv has been appointed by the Remuneration Committee as an independent expert advisor to assist the Committee, particularly regarding international trends and developments.

Work of the Remuneration Committee in 2012

The Remuneration Committee held six meetings in 2012. Directors’ attendance is reflected in the table on page 195.

The Committee reviewed and prepared a proposal for the LTV 2012 for resolution by the Board. This was approved by the AGM 2012. The Committee further resolved on salaries and Short-Term Variable remuneration (STV) for 2012 for CEO direct reports. It prepared remuneration to the President and CEO, for resolution by the Board. The Committee also prepared guidelines for remuneration to the ELT, which were subsequently referred by the Board to the AGM for approval.

Towards the end of the year, the Committee concluded its analysis of the current LTV structure and executive remuneration. The resulting proposals on LTV and guidelines for remuneration to the ELT will be referred to the AGM 2013 for resolution.

For further information on fixed and variable remuneration, please see Notes to the consolidated financial statements—Note C28 “Information regarding members of the Board of Directors, the Group management and employees” and the “Remuneration Report” included in the Annual Report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Directors’ attendance and fees 2012

	Fees resolved by the AGM 2012			Number of Board/Committee meetings attended
Board member	Board fees1)		Committee fees	Board	Audit Committee	Finance Committee	Remuneration Committee
Leif Johansson	3,750,000		400,000	12		7	6
Sverker Martin-Löf	875,000		250,000	12	6
Jacob Wallenberg	875,000		175,000	12		5
Roxanne S. Austin	875,000		250,000	11	6
Sir Peter L. Bonfield	875,000		250,000	12	6
Börje Ekholm	875,000		175,000	12			6
Alexander Izosimov2)	875,000			8
Ulf J. Johansson	875,000		350,000	12	6
Nancy McKinstry	875,000		175,000	11			6
Anders Nyrén	875,000		175,000	12		7
Carl-Henric Svanberg3)	—			4
Hans Vestberg	—			12
Michelangelo Volpi	875,000			10
Pehr Claesson	18,000	7)		12		7
Jan Hedlund4)	6,000	7)		4	3
Karin Åberg	18,000	7)		12			6
Kristina Davidsson5)	18,000	7)		12	3
Rickard Fredriksson6)	10,500	7)		7
Karin Lennartsson	18,000	7)		12
Roger Svensson	18,000	7)		12

Total number of meetings				12	6	7	6

1)	Non-employed Directors can choose to receive part of their Board fee (exclusive of Committee fees) in the form of synthetic shares.
2)	Elected Board member as of May 3, 2012.
3)	Resigned as Board member as of May 3, 2012.
4)	Resigned as employee representative and from the Audit Committee as of May 3, 2012.
5)	Member of the Audit Committee since May 3, 2012.
6)	Appointed deputy employee representative as of May 3, 2012.
7)	Employee representative Board members and their deputies are not entitled to a Board fee but compensation in the amount of SEK 1,500 per attended Board meeting.

REMUNERATION TO BOARD MEMBERS

Remuneration to Board members not employed by the Company is proposed by the Nomination Committee for resolution by the AGM.

The AGM 2012 approved the Nomination Committee’s proposal for fees to the non-employed Board members for Board and Committee work. For information on Board of Directors’ fees 2012, please refer to Notes to the consolidated financial statements—Note C28 “Information regarding members of the Board of Directors, the Group management and employees” in the Annual Report. The AGM 2012 also approved the Nomination Committee’s proposal that Board members may be paid part of their Board fee in the form of synthetic shares.

A synthetic share gives the right to receive a future cash payment of an amount which corresponds to the market value of a Class B share in Ericsson at the time of payment. The director’s right to receive payment with regard to allocated synthetic shares occurs, as a main rule, after the publication of the Company’s year-end

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

financial statement during the fifth year following the General Meeting which resolved on the allocation of the synthetic shares. The purpose of paying part of the Board of Directors’ fee in the form of synthetic shares is to further align the Directors’ interest with shareholder interest. For more information on the terms and conditions of the synthetic shares, please refer to the notice convening the AGM 2012 and to the minutes from the AGM 2012, which are available at Ericsson’s website.

MEMBERS OF THE BOARD OF DIRECTORS

Board members elected by the AGM 2012

Leif Johansson (first elected 2011)

Chairman of the Board of Directors, Chairman of the Remuneration Committee and of the Finance Committee

Born 1951. Master of Science in Engineering, Chalmers University of Technology, Gothenburg, Sweden.

Board Chairman: Astra Zeneca PLC, European Round Table of Industrialists and the International Advisory Board of the Nobel Foundation.

Board Member: Svenska Cellulosa Aktiebolaget SCA and Ecolean AB.

Holdings in Ericsson1): 17,933 Class B shares. Principal work experience and other information: President of the Royal Swedish Academy of Engineering Sciences. President and CEO of AB Volvo 1997-2011. Executive Vice President of AB Electrolux 1988-1991, President 1991-1994 and President and CEO of AB Electrolux 1994-1997. Holds honorary Doctorates at Blekinge Institute of Technology, the University of Gothenburg and Chalmers University of Technology. Awarded the Large Gold Medal of the Royal Swedish Academy of Engineering Sciences in 2011.

Sverker Martin-Löf (first elected 1993)

Deputy Chairman of the Board of Directors, Member of the Audit Committee

Born 1943. Doctor of Technology and Master of Engineering, KTH Royal Institute of Technology, Stockholm, Sweden.

Board Chairman: Svenska Cellulosa Aktiebolaget SCA, SSAB and AB Industrivärden.

Board Member: Skanska AB and Svenska Handelsbanken AB.

Holdings in Ericsson1): 10,400 Class B shares.

Principal work experience and other information: President and CEO of Svenska Cellulosa Aktiebolaget SCA 1990–2002, where he was employed 1977–1983 and 1986–2002. Previous positions at Sunds Defibrator and Mo och Domsjö AB.

Jacob Wallenberg (first elected 2011)

Deputy Chairman of the Board of Directors, Member of the Finance Committee

Born 1956. Bachelor of Science in Economics and Master of Business Administration, Wharton School, University of Pennsylvania, USA. Officer of the Reserve, Swedish Navy.

Board Chairman: Investor AB.

Deputy Board Chairman: SAS AB and SEB Skandinaviska Enskilda Banken AB (SEB).

1)	The number of shares reflects ownership as of December 31, 2012 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Board member: ABB Ltd, The Coca-Cola Company, The Knut and Alice Wallenberg Foundation and Stockholm School of Economics.

Holdings in Ericsson1): 2,413 Class B shares.

Principal work experience and other information: Chairman of the Board of Investor AB since 2005. Extensive experience in banking and finance, including experience from the commercial banks JP Morgan, New York and SEB. Appointed President and CEO of SEB in 1997 and appointed Chairman of SEB’s Board of Directors in 1998. Executive Vice President and CFO of Investor AB 1990-1993. Honorary Chairman of IBLAC (Mayor of Shanghai’s International Business Leaders Advisory Council) and member of The European Round Table of Industrialists.

Roxanne S. Austin (first elected 2008)

Member of the Audit Committee

Born 1961. Bachelor of Business Administration in Accounting, University of Texas, San Antonio, USA.

Board Member: Abbott Laboratories, Teledyne Technologies Inc. and Target Corporation.

Holdings in Ericsson1): 3,000 Class B shares.

Principal work experience and other information: President of Austin Investment Advisors since 2004. President and CEO of Move Networks Inc. 2009–2010. President and COO of DirecTV 2001–2003. Corporate Senior Vice President and CFO of Hughes Electronics Corporation 1997–2000, which she joined in 1993. Previously a partner at Deloitte & Touche. Member of the California State Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

Sir Peter L. Bonfield (first elected 2002)

Member of the Audit Committee

Born 1944. Honors degree in Engineering, Loughborough University, Leicestershire, UK.

Board Chairman: NXP Semiconductors N.V.

Board Member: Mentor Graphics Inc., Sony Corporation and Taiwan Semiconductor Manufacturing Company, Ltd.

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

Chair of Council and Senior Pro-Chancellor, Loughborough University, UK. Fellow of the Royal Academy of Engineering.

Börje Ekholm (first elected 2006)

Member of the Remuneration Committee

Born 1963. Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden. Master of Business Administration, INSEAD, France.

1)	The number of shares reflects ownership as of December 31, 2012 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Board Chairman: KTH Royal Institute of Technology, Stockholm and Nasdaq OMX Group Inc.

Board Member: Investor AB, AB Chalmersinvest, EQT Partners AB and Husqvarna AB.

Holdings in Ericsson1): 30,760 Class B shares.

Principal work experience and other information: President and CEO of Investor AB since 2005. Formerly Head of Investor Growth Capital Inc. and New Investments. Previous positions at Novare Kapital AB and McKinsey & Co Inc.

Alexander Izosimov (first elected 2012)

Born 1964. Master of Business Administration, INSEAD, France and Master of Science in Production Management Systems and Computer Science, Moscow Aviation Institute, Russian Federation.

Board Member: East Capital AB, Modern Times Group MTG AB, EVRAZ Group S.A., Dynasty Foundation, Transcom WorldWide SA and International Chamber of Commerce (ICC).

Holdings in Ericsson1): 1,600 Class B shares.

Principal work experience and other information: CEO and President of VimpelCom 2003-2011. Previous positions with Mars Inc., including Member of the Global Executive Board and Regional President for CIS, Central Europe and Nordics. Earlier positions with McKinsey & Co as consultant in the Stockholm and London offices. Served as GSMA Board member 2005-2008 and Chairman of GSMA 2008-2010.

Ulf J. Johansson (first elected 2005)

Chairman of the Audit Committee

Born 1945. Doctor of Technology and Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden.

Board Chairman: Acando AB, Eurostep Group AB, Novo A/S, Novo Nordisk Foundation and Trimble Navigation Ltd.

Board Member: European Institute of Innovation and Technology.

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

Board Chairman: CEO and Chairman of the Executive Board of Wolters Kluwer n.v.

Board Member: Abbott Laboratories and Sanoma Corporation.

1)	The number of shares reflects ownership as of December 31, 2012 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

Anders Nyrén (first elected 2006)

Member of the Finance Committee

Born 1954. Graduate of Stockholm School of Economics, Sweden, Master of Business Administration from Anderson School of Management, UCLA, USA.

Board Chairman: Sandvik AB.

Deputy Board Chairman: Svenska Handelsbanken AB.

Board Member: Svenska Cellulosa Aktiebolaget SCA, AB Industrivärden, SSAB, AB Volvo, Ernströmgruppen and Stockholm School of Economics.

Holdings in Ericsson1): 6,686 Class B shares.

Principal work experience and other information: President and CEO of Industrivärden since 2001. CFO and Executive Vice President of Skanska AB 1997–2001. Director Capital Markets of Nordbanken 1996–1997. CFO and EVP of Securum AB 1992–1996. Managing Director of OM International AB 1987–1992. Earlier positions at STC Scandinavian Trading Co AB and AB Wilhelm Becker.

Hans Vestberg (first elected 2010)

Born 1965. Bachelor of Business Administration and Economics, University of Uppsala, Sweden.

Board Chairman: ST-Ericsson and Svenska Handbollförbundet.

Board Member: Thernlunds AB.

Holdings in Ericsson1): 149,382 Class B shares.

Principal work experience and other information: President and CEO of Telefonaktiebolaget LM Ericsson since January 1, 2010. Previously, First Executive Vice President, CFO and Head of Group Function Finance and Executive Vice President and Head of Business Unit Global Services. Various positions in the Group since 1988, including Vice President and Head of Market Unit Mexico and Head of Finance and Control in USA, Brazil and Chile. International advisor to the Governor of Guangdong, China and co-chairman of the Russian-Swedish Business Council. Founding member of the Broadband Commission for Digital Development, and heading the Commission’s climate change working group. Member of the European Cloud Partnership Steering Board and the Leadership Council of the United Nations Sustainable Development Solutions Network.

1)	The number of shares reflects ownership as of December 31, 2012 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Michelangelo Volpi (first elected 2010)

Born 1966. Bachelor of Science in Mechanical Engineering and Masters in Manufacturing Systems Engineering from Stanford University, USA. MBA from the Stanford Graduate School of Business, USA.

Board Member: EXOR S.p.A.

Holdings in Ericsson1): None.

Principal work experience and other information: Partner at Index Ventures since July 2009. Previously CEO of Joost Inc. Various positions in Cisco from 1994-2007, including Senior Vice President and General Manager of the Routing and Service Provider Technology Group and Chief Strategy Officer. Has also worked for Hewlett Packard in the optoelectronics division.

Board members and deputies appointed by the unions

Pehr Claesson (first appointed 2008)

Employee representative, Member of the Finance Committee

Born 1966. Appointed by the union The Swedish Association of Graduate Engineers.

Holdings in Ericsson1): 999 Class B shares. Employed since 1997. Working with marketing and communication for Consulting and Systems Integration within Business Unit Global Services.

Kristina Davidsson (first appointed 2006)

Employee representative, Member of the Audit Committee

Born 1955. Appointed by the union IF Metall.

Holdings in Ericsson1): 1,629 Class B shares. Employed since 1995. Previously working as repairer within Business Unit Networks and currently working full time as union representative.

Karin Åberg (first appointed 2007)

Employee representative, Member of the Remuneration Committee

Born 1959. Appointed by the union Unionen.

Holdings in Ericsson1): 2,751 Class B shares. Employed since 1995. Working as a Service Engineer within the IT organization.

Rickard Fredriksson (first appointed 2012)

Deputy employee representative

Born 1969. Appointed by the union IF Metall.

Holdings in Ericsson1): 799 Class B shares.

Employed since 2000. Previously working as machine operator within Business Unit Networks and currently working full time as union representative.

1)	The number of shares reflects ownership as of December 31, 2012 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Karin Lennartsson (first appointed 2010)

Deputy employee representative

Born 1957. Appointed by the union Unionen.

Holdings in Ericsson1): 493 Class B shares.

Employed since 1976. Working as Process Expert within Group Function Finance—Process Management.

Roger Svensson (first appointed 2011)

Deputy employee representative

Born 1971. Appointed by the union The Swedish Association of Graduate Engineers.

Holdings in Ericsson1): 7,710 Class B shares.

Employed since 1999. Working as Senior Specialist Test Strategy Power Amplifier within Business Unit Networks.

Hans Vestberg was the only Director who held an operational management position at Ericsson in 2012. No Director has been elected pursuant to an arrangement or understanding with any major shareholder, customer, supplier or other person.

At the Annual General Meeting 2012, Alexander Izosimov was elected new member of the Board of Directors, replacing Carl-Henric Svanberg. Jan Hedlund resigned as employee representative of the Board of Directors as of the date of the Annual General Meeting 2012 and Kristina Davidsson (previously deputy employee representative) was appointed employee representative as of the same date. Rickard Fredriksson was appointed new deputy employee representative as of the date of the Annual General Meeting 2012.

MANAGEMENT

The President/CEO and the Executive Leadership Team

The Board of Directors appoints the President and CEO and the Executive Vice Presidents. The President and CEO is responsible for the management of day-to-day operations and is supported by the Executive Leadership Team (the “ELT”). During 2012, the ELT consisted of the President and CEO, the heads of Group functions, the heads of business units and the heads of two of Ericsson’s regions. The role of the ELT is to:

•	Establish a strong corporate culture, a long-term vision and Group strategies and policies, all based on objectives stated by the Board

•	Determine targets for operational units, allocate resources and monitor unit performance

•	Secure operational excellence and realize global synergies through efficient organization of the Group.

Remuneration to the Executive Leadership Team

Guidelines for remuneration to the ELT were approved by the AGM 2012. For further information on fixed and variable remuneration, see the Remuneration report and Notes to the consolidated financial statements—Note C28, “Information regarding members of the Board of Directors, the Group management and employees” in the Annual Report.

1)	The number of shares reflects ownership as of December 31, 2012 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

Certificates are evidence from an independent body verifying that the operations fulfill defined requirements. As the EGMS is a global system, group-wide certificates can be issued by a third party certification body proving that the system is efficient throughout the whole organization. Ericsson is currently globally certified to ISO 9001 (Quality), ISO 14001 (Environment) and OHSAS 18001 (Health & Safety). Selected Ericsson units are also certified to additional standards, for example ISO 27001 (Information Security) and TL 9000 (telecom-specific standard).

The EGMS comprises three elements:

•	Management and control

•	Ericsson business processes

•	Organization and resources.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Management and control

Ericsson’s strategy and target setting processes consider the demands and expectations of customers as well as other key stakeholders. The process facilitates the alignment of objectives and their measurement in activities at all levels of the organization.

Ericsson uses balanced scorecards as tools for translating strategic objectives into a set of performance indicators for its operational units. Based on annual strategy work, these scorecards are updated with targets for each unit for the next year and are communicated throughout the organization.

Group-wide policies and directives govern how the organization works and are core elements in managing and controlling Ericsson. The Group Policies and Directives include a Code of Business Ethics, a Code of Conduct and accounting and reporting directives to fulfill external reporting requirements and the Sarbanes-Oxley Act.

The Group Steering Documents Committee works to ensure that the policies and directives cover relevant issues; that they are aligned and consistent with Group strategies, values and structures; and that they are not in conflict with legal and regulatory requirements. In addition, the Group Steering Documents Committee works to ensure that the said strategies, values and structures are implemented by the responsible function.

Ericsson business processes

As a market leader, Ericsson utilizes the competitive advantages that are gained through global scale and has implemented common processes and IT tools across all operational units worldwide. Customer requirements are identified, clarified and formalized in Ericsson Business Processes where requirements transform from theory to reality. Through management and continuous improvement of processes and IT tools, Ericsson attempts to reduce costs with efficient and effective process flows and with standardized internal controls and performance indicators.

Organization and resources

Ericsson is operated in two dimensions: one operational structure and one legal structure.

The operational structure aligns accountability and authority regardless of country borders and supports the process flow with cross-country operations. During 2012 there were four business units and ten regions. Group functions coordinate Ericsson’s strategies, operations and resource allocation and define the necessary directives, processes and organization for the effective governance of the Group.

The legal structure is the basis for legal requirements and responsibility as well as for tax and statutory reporting purposes. There are more than 200 legal entities within the Ericsson Group with representation (via legal entities, branch and representative offices) in more than 140 countries.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Strategic and tactical risks

Strategic risks constitute the highest risk to the Company if not managed properly as they could have a long-term impact. Ericsson therefore reviews its long-term objectives, main strategies and business scope on an annual basis and continuously works on its tactics to reach these objectives and to mitigate any risks identified.

In the annual strategy and target setting process, objectives are set for the next three to five years. Risks and opportunities are assessed and strategies are developed to achieve the objectives. The strategy process in the Company is well established and involves regions, business units and Group functions. The strategy is finally summarized and discussed in a yearly Global Leadership Summit with approximately 250 leaders from all parts of the business. By involving all parts of the business in the process, potential risks are identified early and mitigating actions can be incorporated in the strategy and in the annual target process following the finalization of the strategy.

Technology development, industry and market fundamentals and the development of the economy are key components in the evaluation of risks related to Ericsson’s long-term objectives.

The outcome from the strategy process forms the basis for the annual target process, which involves regions, business units and Group functions. Risks and opportunities linked to the targets are identified as part of this process together with actions to mitigate the identified risks. Follow-up of targets, risks and mitigating actions are reported and discussed continuously in business unit and region steering groups and are reviewed by the Board of Directors.

Ericsson continuously strives to improve its risk management and believes that it is important that the entire global organization takes part in the risk management and strategy work. Therefore, risk management was given a stronger focus in 2012. During the year, an enhanced risk management framework was implemented and aligned with the Strategy and Target setting process. Risks were identified and analyzed in four categories: industry & market risks, commercial risks, operational risks and compliance risks. For more information on risks related to Ericsson’s business, see the chapter “Risk factors” in the Annual Report.

Strategic, target setting and risk management cycle

The annual strategic, target setting and risk management cycle is part of Ericsson’s strategy process, which is well established within the Group and involves regions, business units and Group functions.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

Compliance risks

Ericsson has implemented Group policies and directives in order to comply with applicable laws and regulations, including a Code of Business Ethics and a Code of Conduct. Risk management is integrated in the Company’s business processes. Policies and controls are implemented to comply with financial reporting standards and stock market regulations, such as the US Sarbanes-Oxley Act.

Compliance officer

Ericsson has a Chief Compliance Officer (CCO) whose responsibilities include providing support for compliance with laws, regulations, internal policies and directives, coordinating the different strands of expertise within Ericsson. Attention from senior-management level on compliance matters is crucial, as is ensuring that this is addressed from a cross-functional perspective. Initially, the CCO’s primary focus has been to further develop Ericsson’s Anti-corruption Compliance Program. This is reviewed and evaluated by the Audit Committee at least annually.

Monitoring and audits

Company management monitors compliance with policies, directives and processes through internal self-assessment within all units. This is complemented by internal and external audits. External financial audits are performed by PricewaterhouseCoopers, and ISO/ management system audits by Intertek. Internal audits are performed by the company’s internal audit function which reports to the Audit Committee. Audits of suppliers are also conducted in order to secure compliance with Ericsson’s Code of Conduct, which is mandatory for suppliers to the Ericsson Group.

Risk mitigation

Significant ongoing activities in order to mitigate risks include:

•	Establishing flexibility to cost-effectively accommodate to fluctuations in customer demand

•	Conducting regular Supplier Code of Conduct audits

•	Continuous assessment and management of CR risks

•	Conducting business continuity management in an efficient way

•	Conducting corporate governance training as needed

•	Continuous monitoring of information systems to guard against data breaches

•	Reviewing top risks and mitigating actions at various internal governance meetings.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Example of risk heat map document

Risk heat maps are generated by business units, regions and Group functions in four risk categories:

•	Industry and market

•	Commercial

•	Operational

•	Compliance

MEMBERS OF THE EXECUTIVE LEADERSHIP TEAM

Hans Vestberg

President and CEO (since 2010)

Born 1965.

Bachelor of Business Administration and Economics, University of Uppsala, Sweden.

Board Chairman: ST-Ericsson and Svenska Handbollförbundet.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Board member: Telefonaktiebolaget LM Ericsson and Thernlunds AB.

Holdings in Ericsson1): 149,382 Class B shares.

Background: Previously First Executive Vice President, CFO and Head of Group Function Finance and Executive Vice President and Head of Business Unit Global Services. Various positions in the Group since 1988, including Vice President and Head of Market Unit Mexico and Head of Finance and Control in USA, Brazil and Chile. International advisor to the Governor of Guangdong, China and co-chairman of the Russian-Swedish Business Council. Founding member of the Broadband Commission for Digital Development, and heading the Commission’s broadband and climate change working group. Member of the European Cloud Partnership Steering Board and the Leadership Council of the United Nations Sustainable Development Solutions Network.

Jan Frykhammar

Executive Vice President and Chief Financial Officer and Head of Group Function Finance (since 2009)

Born 1965.

Bachelor of Business Administration and Economics, University of Uppsala, Sweden.

Board member: ST-Ericsson and the Swedish International Chamber of Commerce.

Holdings in Ericsson1): 14,844 Class B shares.

Background: Previously Senior Vice President and Head of Business Unit Global Services. Various positions within Ericsson including Sales and Business Control in Business Unit Global Services, CFO in North America and Vice President, Finance and Commercial within the Global Customer Account Vodafone.

Magnus Mandersson

Executive Vice President (since 2011) and Head of Business Unit Global Services (since 2010)

Born 1959.

Bachelor of Business Administration, University of Lund, Sweden.

Board member: None.

Holdings in Ericsson1): 22,602 Class B shares.

Background: Previously Head of Business Unit CDMA, Market Unit Northern Europe, Global Customer Account Deutsche Telekom AG and Product Area Managed Services. Has also been President and CEO of SEC/ Tele2 Europe and COO of Millicom International Cellular S.A.

Johan Wibergh

Executive Vice President (since 2010) and Head of Business Unit Networks (since 2008)

Born 1963.

Master of Computer Science, Linköping Institute of Technology, Sweden.

1)	The number of shares reflects ownership as of December 31, 2012 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Board member: ST-Ericsson, Confederation of Swedish Enterprise, KTH Royal Institute of Technology and Teknikföretagen.

Holdings in Ericsson1): 40,448 Class B shares.

Background: President of Ericsson Brazil, President of Market Unit Nordic and Baltics and Vice President and Head of Sales at Business Unit Global Services.

Per Borgklint

Senior Vice President and Head of Business Unit Support Solutions (since 2011)

Born 1972.

Master of Science in Business Administration, Jönköping International Business School, Sweden.

Board member: None.

Holdings in Ericsson1): None.

Background: Previously CEO of Net1 (Ice.net), Canal Plus Nordic and Versatel. Has also held several leading positions at Tele2.

Bina Chaurasia

Senior Vice President, Chief Human Resources Officer and Head of Group Function Human Resources and Organization (since 2010)

Born 1962.

Master of Science in Management and Human Resources, Ohio State University, USA, and Master of Arts in Philosophy, University of Wisconsin, USA.

Holdings in Ericsson1): 19,144 Class B shares.

Background: Joined Ericsson from Hewlett Packard, where she was Vice President of Global Talent Management. Has held senior HR leadership roles at Gap, Sun Microsystems and PepsiCo/Yum.

Ulf Ewaldsson

Senior Vice President, Chief Technology Officer and Head of Group Function Technology (since February 1, 2012)

Born 1965.

Master of Science in Engineering and Business Management, Linköping Institute of Technology, Sweden.

Board member: None.

1)	The number of shares reflects ownership as of December 31, 2012 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Holdings in Ericsson1): 14,985 Class B shares. Background: Previously Head of Product Area Radio within Business Unit Networks. Has held various managerial positions within Ericsson since 1990.

Douglas L. Gilstrap

Senior Vice President and Head of Group Function Strategy (since 2009)

Born 1963.

Bachelor of Science in Accounting, University of Richmond, USA, and Master of Business Administration, Emory University, Atlanta, USA. Executive program at INSEAD, France.

Board member: Telecom Management Forum (TMF). Deputy board member: ST-Ericsson.

Holdings in Ericsson1): 8,643 Class B shares. Background: Has held various global managerial positions within the telecommunications sector for more than 15 years.

Nina Macpherson

Senior Vice President, General Counsel, Head of Group Function Legal Affairs and secretary to the Board of Directors (since 2011)

Born 1958.

Master of Laws, LL M, University of Stockholm, Sweden.

Board member: The Association for Swedish Listed Companies.

Holdings in Ericsson1): 7,857 Class B shares.

Background: Previously Vice President and Deputy Head of Group Function Legal Affairs at Ericsson. Previous positions also include private practice and in-house attorney. Member of the Swedish Securities Council.

Helena Norrman

Senior Vice President and Head of Group Function Communications (since 2011)

Born 1970.

Master of International Business Administration, Linköping University, Sweden.

Board member: None.

Holdings in Ericsson1): 8,312 Class B shares.

Background: Previously Vice President, Communications Operations at Group Function Communications at Ericsson. Has held various positions within Ericsson’s global communications organization since 1998. Previous positions as communications consultant.

Mats H. Olsson

Head of Region North East Asia (since 2010)

Born 1954.

1)	The number of shares reflects ownership as of December 31, 2012 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Master of Business Administration, Stockholm School of Economics, Sweden.

Board member: None.

Holdings in Ericsson1): 61,252 Class B shares.

Background: International economic advisor to a number of Chinese provincial and municipal governments. Previously Head of Market Unit Greater China. Appointed President of Ericsson Greater China in 2004, with overall responsibility for mainland China, Hong Kong, Macao and Taiwan. Also assumed overall responsibility for Japan and South Korea in 2010. Has held various executive positions across Asia-Pacific over the last 25 years.

Rima Qureshi

Senior Vice President and Head of Business Unit CDMA Mobile Systems (since 2010)

Born 1965.

Bachelor of Information Systems and Master of Business Administration, McGill University, Montreal, Canada.

Board member: MasterCard Incorporated.

Holdings in Ericsson1): 4,932 Class B shares.

Background: Also serves as Head of Ericsson Response. Previously Vice President of Strategic Improvement Program and Vice President Product Area Customer Support. Has held various positions within Ericsson since 1993.

Angel Ruiz

Head of Region North America (since 2010)

Born 1956.

Bachelor of Electrical Engineering, University of Central Florida, USA, and Master of Management Science and Information Systems, Johns Hopkins University, USA.

Board member: CTIA.

Holdings in Ericsson1): 38,546 Class B shares. Background: Joined Ericsson in 1990 and has held a variety of technical, sales and managerial positions within the Company, including heading up the global account teams for Cingular/SBC/BellSouth (now AT&T). Was appointed President of Ericsson North America in 2001.

Jan Wäreby

Senior Vice President and Head of Sales and Marketing (since 2011)

Born 1956.

Master of Science, Chalmers University, Gothenburg, Sweden.

Board member: ST-Ericsson.

1)	The number of shares reflects ownership as of December 31, 2012 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Holdings in Ericsson1): 66,495 Class B shares. Background: Senior Vice President and Head of Business Unit Multimedia and Executive Vice President and Head of Sales and Marketing for Sony Ericsson Mobile Communications.

Up until January 31, 2012, Håkan Eriksson, former Senior Vice President, Chief Technology Officer and Head of Group Function Technology & Portfolio Management, was a member of the Executive Leadership Team.

AUDITOR

According to the Articles of Association, the Parent Company shall have no less than one and no more than three registered public accounting firms as external independent auditor. Pursuant to the Swedish Companies Act, the mandate period of an auditor shall be one year, unless the Articles of Association provide for a longer mandate period up to four years. The auditor reports to the shareholders at General Meetings.

The duties of the auditor include the following:

•	Updating the Board of Directors regarding the planning, scope and content of the annual audit

•	Examining the interim and year-end financial statements to assess accuracy and completeness of the accounts and adherence to accounting standards and policies

•	Advising the Board of Directors of non-audit services performed, the consideration paid and other issues that determine the auditor’s independence.

For further information on the contacts between the Board and the auditor, please see “Work of the Board of Directors” earlier in this Corporate Governance Report.

All Ericsson’s quarterly financial reports are reviewed by the auditor.

Current auditor

PricewaterhouseCoopers AB was elected auditor at the AGM 2012 for a period of one year, i.e. until the close of the AGM 2013.

PricewaterhouseCoopers AB has appointed Peter Nyllinge, Authorized Public Accountant, to serve as auditor in charge.

Fees to the auditor

Ericsson paid the fees (including expenses) for audit-related and other services listed in the table in Notes to the consolidated financial statements—Note C30, “Fees to auditors” in the Annual Report.

INTERNAL CONTROL OVER FINANCIAL REPORTING 2012

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

In order to support high quality reporting and to meet the requirement of SOX, the Company has implemented detailed documented controls and testing and reporting procedures based on the internationally established COSO framework for internal control. The COSO framework is issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Management’s internal control report according to SOX is included in this Annual Report on Form 20-F and filed with the SEC in the United States.

During 2012, the Company has included operations of acquired entities as well as continued to improve the design and execution of its financial reporting controls.

Disclosure policies

Ericsson’s financial disclosure policies aim to ensure transparent, relevant and consistent communication with equity and debt investors on a fair and equal basis. This will support a fair market value for Ericsson securities. Ericsson wants current and potential investors to have a good understanding of how the Company works, including operational performance, prospects and potential risks.

To achieve these objectives, financial reporting and disclosure must be:

•	Transparent—enhancing understanding of the economic drivers and operational performance of the business, building trust and credibility

•	Consistent—comparable in scope and level of detail to facilitate comparison between reporting periods

•	Simple—to support understanding of business operations and performance and to avoid misinterpretations

•	Relevant—with focus on what is relevant to Ericsson’s stakeholders or required by regulation or listing agreements, to avoid information overload

•	Timely—with regular scheduled disclosures as well as ad-hoc information, such as press releases on important events, performed in a timely manner

•	Fair and equal—where all material information is published via press releases to ensure that the whole investor community receives the information at the same time

•	Complete, free from material errors and a reflection of best practice—disclosure is compliant with applicable financial reporting standards and listing requirements and in line with industry norms.

Ericsson’s website comprises comprehensive information on the Group, including:

•	An archive of annual and interim reports

•	On-demand access to recent news

•	Copies of presentations given by senior management at industry conferences.

Disclosure controls and procedures

Ericsson has controls and procedures in place to allow for timely information disclosure under applicable laws and regulations, including the US Securities Exchange Act of 1934, and under agreements with NASDAQ OMX Stockholm and NASDAQ New York. These procedures also require that such information is provided to management, including the CEO and CFO, so timely decisions can be made regarding required disclosure.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

During the year, Ericsson’s President and CEO and the CFO evaluated the disclosure controls and procedures and concluded that they were effective at a reasonable assurance level as at December 31, 2012.

Internal control over financial reporting

Ericsson has integrated risk management and internal control into its business processes. As defined in the COSO framework, internal control is an aggregation of components such as a control environment, risk assessment, control activities, information and communication and monitoring.

During the period covered by the Annual Report 2012, there were no changes to the internal control over financial reporting that have materially affected, or are likely to materially affect, the internal control over financial reporting.

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

The processes include specific controls to be performed to ensure high quality financial reports. The management of each reporting legal entity, region and business unit is supported by a financial controller function with execution of controls related to transactions and reporting. The financial controller functions are organized in a number of Company Control Hubs, each supporting a number of legal entities within a geographical area. A financial controller function is also established on Group level, reporting to the CFO.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Control activities

The Company’s business processes include financial controls regarding the approval and accounting of business transactions. The financial closing and reporting process has controls regarding recognition, measurement and disclosure. These include the application of critical accounting policies and estimates, in individual subsidiaries as well as in the consolidated accounts.

Regular analyses of the financial results for each subsidiary, region and business unit cover the significant elements of assets, liabilities, revenues, costs and cash flow. Together with further analysis of the consolidated financial statements performed at Group level, these procedures are designed to produce financial reports without material errors.

For external financial reporting purposes, the Disclosure Committee performs additional control procedures to review whether the disclosure requirements are fulfilled.

The Company has implemented controls to ensure that financial reports are prepared in accordance with its internal accounting and reporting policies and IFRS as well as with relevant listing regulations. It maintains detailed documentation on internal controls related to accounting and financial reporting. It also keeps records on the monitoring of the execution and results of such controls. This allows the President and CEO and the CFO to assess the effectiveness of the controls in a way that is compliant with SOX.

Entity-wide controls, focusing on the control environment and compliance with financial reporting policies and directives, are implemented in all subsidiaries. Detailed process controls and documentation of controls performed are also implemented in almost all subsidiaries, covering the items with significant materiality and risk.

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

Subsidiaries and operating units prepare regular financial and management reports for internal steering groups and Company management. These include analysis and comments on financial performance and risks. The Board of Directors receives financial reports monthly. Ericsson has established a whistleblower procedure for the reporting of alleged violations that (i) are conducted by Group or local management, and (ii) relate to corruption, questionable accounting or auditing matters or otherwise seriously affect vital interests of the Group or personal health and safety.

Monitoring

The Company’s process for financial reporting is reviewed annually by the management. This forms a basis for evaluating the internal management system and internal steering documents to ensure that they cover all

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

significant areas related to financial reporting. The shared service center and company control hub management continuously monitors accounting quality through a set of performance indicators. Compliance with policies and directives is monitored through annual self-assessments and representation letters from heads and company controllers in all subsidiaries as well as in business units and regions.

The Company’s financial performance is also reviewed at each Board meeting. The Committees of the Board fulfill important monitoring functions regarding remuneration, borrowing, investments, customer finance, cash management, financial reporting and internal control. The Audit Committee and the Board of Directors review all interim and annual financial reports before they are released to the market. The Company’s internal audit function reports directly to the Audit Committee. The Audit Committee also receives regular reports from the external auditor. The Audit Committee follows up on any actions taken to improve or modify controls.

BOARD OF DIRECTORS

Stockholm, March 5, 2013

Telefonaktiebolaget LM Ericsson (publ)

Org. no. 556016–0680

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

REMUNERATION REPORT

INTRODUCTION

This report outlines how the remuneration policy is implemented throughout Ericsson in line with corporate governance best practice, with specific references to Group management. The work of the Remuneration Committee in 2012 and the remuneration policy are explained, at the beginning of the report, followed by descriptions of plans and approaches.

More details of the remuneration of Group management and Board members’ fees can be found in the Notes to the Consolidated financial statements—Note C28, “Information regarding members of the Board of Directors, the Group management and employees”.

THE REMUNERATION COMMITTEE

The Remuneration Committee advises the Board of Directors on an ongoing basis on the remuneration to the Executive Leadership Team (ELT). This includes fixed salaries, pensions, other benefits and short-term and long-term variable remuneration, all in the context of pay and employment conditions throughout Ericsson. The Remuneration Committee reviews and prepares for resolution by the Board:

•	Proposals on salary and other remuneration, including retirement compensation, for the President and CEO

•	Proposals on targets for the short-term variable remuneration for the President and CEO

•	Proposals to the Annual General Meeting on guidelines for remuneration to the ELT

•	Proposals to the Annual General Meeting on long-term variable remuneration and similar equity arrangements

The responsibility for the Remuneration Committee is also to:

•	Approve proposals on salary and other remuneration, including retirement compensation, for the Executive Vice Presidents and other ELT.

•	Approve proposals on targets for the short-term variable remuneration for the Executive Vice Presidents and other ELT.

•	Approve pay out of the short-term variable renumeration for the ELT, based on achievements and performance.

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

The Remuneration Committee has appointed an independent expert advisor, Piia Pilv, to assist and advise the Committee. The independent advisor provided no other services to the Company during 2012. The

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Remuneration Committee is also provided with national and international pay data collected from external survey providers and can call on other independent expertise, should it so require. The Chairman continues to ensure that contact is maintained, as necessary and appropriate, with principal shareholders regarding remuneration.

The purpose and function of the Remuneration Committee and its responsibilities can be found on the Ericsson website. These responsibilities, together with the Guidelines for remuneration to Group Management (ELT) and the Long-Term Variable remuneration plan, are reviewed and evaluated annually in light of matters such as changes to corporate governance best practice or changes to accounting, legislation, political opinion or business practices among peers. This helps to ensure that the policy continues to provide Ericsson with a competitive remuneration strategy.

The Guidelines for remuneration to Group Management are, in accordance with Swedish law, brought to shareholders annually for approval.

The Remuneration Committee met six times during the year 2012.

The winter meetings focused on following up on results from the 2011 variable remuneration programs and preparing proposals to shareholders for the 2012 Annual General Meeting (AGM). During the spring the committee determined remuneration to a new member of the ELT and revised the remuneration to others. In the fall, the committee reviewed the Guidelines for remuneration to Group Management and decided to continue the Long-Term Variable remuneration plans without any material changes and the Short-Term Variable remuneration plans with an increased weighting on capital and margins for 2013. The committee based its considerations on the business needs, analyses and reviews of the global market trends and feedback from shareholders and institutions. Supported by the independent advisor, the Committee also reviewed the competitiveness of the ELT remuneration in the global market. The Remuneration Committee is of the opinion that the Long-Term Variable remuneration plans fulfill the defined objectives to promote “One Ericsson” and to align the interests of employees with those of shareholders. The number of participants as of December 1, 2012 was 27,000 employees, compared to 24,000 employees as of December 1, 2011. The evaluation also confirms that the Key Contributor Retention Plan meets the purpose of retaining our key employees. The voluntary attrition rate among Key Contributors is about two-thirds compared to the attrition rate in the total number of employees.

REMUNERATION POLICY

Remuneration at Ericsson is based on the principles of performance, competitiveness and fairness. The remuneration policy, together with the mix of remuneration elements, is designed to reflect these principles by creating a balanced remuneration package. The Guidelines for remuneration to Group Management 2012 approved by AGM can be found in note C28. The auditor’s report regarding whether we have complied with the guidelines for compensation to the ELT during 2012 is posted on the Ericsson website.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Summaries of 2012 short- and long-term variable remuneration

What we call it	What is it?	What is the objective?	Who participates?	How is it earned?
Short-term: Remuneration delivered over 12 months or less

Fixed salary	Fixed remuneration paid at set times	Attract and retain employees, delivering part of annual remuneration in a predictable format	All employees	Market appropriate levels set according to position and evaluated according to individual performance

Short-Term Variable remuneration (STV)	A variable plan that is measured and paid over a single year	Align employees with clear and relevant targets, providing an earnings opportunity in return for performance, and flexible cost	Enrolled employees, including Executive Leadership Team. Approx. 73,900 in 2012	Achievements against set targets. Reward can increase to up to twice the target level and decrease to zero, depending on performance

Local and Sales Incentive Plans	Tailored versions of the STV	As for STV, tailored for local or business requirements, such as sales	Employees in sales. Approx. 2,300 in 2012	Similar to STV. All plans have maximum award and vesting limits

Long-term: Remuneration delivered over 3 years or more

Stock Purchase Plan (SPP)	All-employee stock-based plan	Reinforce a “One Ericsson” mentality and align employees’ interests with those of shareholders	All employees are eligible	Buy one share and it will be matched by one share after 3 years if still employed

Key Contributor Retention Plan (KC)	Share-based plan for selected individuals	Recognize, retain and motivate key contributors for performance, critical skills and potential	Up to 10% of employees	If selected, get one more matching share in addition to the SPP one

Executive Performance Stock Plan (EPSP)	Share-based plan for senior executives	Remuneration for long-term commitment and value creation	Senior executives, including Executive Leadership Team	Get up to 4, 6 or, for CEO, 9 further matching shares to the SPP one for long-term performance

REMUNERATION 2012

To enhance the understanding of how Ericsson translates remuneration principles and policy into practice, an internal remuneration website was launched in January 2011. The site contains e-learning and training programs targeted at line managers. It supports more informed decisions and better communication to the wider employee population. The next step in this development is the planned implementation of an Integrated HR IT tool. The first phase was launched to all managers in Ericsson in November 2012 and include performance management, talent planning, variable pay and annual salary review.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

TOTAL REMUNERATION

When considering the remuneration of an individual, it is the total remuneration that matters. First, the total annual cash compensation is defined, consisting of the target level of short-term variable remuneration plus fixed salary. Thereafter, target long-term variable remuneration may be added to get to the total target remuneration and, finally, pension and other benefits may be added to arrive at the total remuneration.

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

Variable remuneration

Ericsson strongly believes that, where possible, variable compensation should be encouraged as an integral part of total remuneration. First and foremost, this aligns employees with clear and relevant targets, but it also enables more flexible payroll costs and emphasizes the link between performance and pay. All variable remuneration plans have maximum award and vesting limits. Short-term variable remuneration is to a greater extent dependent on the specific unit or function, while long-term variable remuneration is dependent on the achievements of the Ericsson Group.

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

For the ELT, targets are thus predominantly financial at either Group level (for Heads of Group functions) or at the individual unit level (for Heads of regions or business units) and may also include operational targets like customer satisfaction and employee engagement.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

The chart below illustrates how payouts to the ELT have varied with performance over the past five years.

Short-term variable remuneration structure

	Short-term variable remuneration as percentage of fixed salary			Percentage of short-term variable remuneration maximal opportunity
	Target level	Maximum level	Actual paid for 2012	Group financial targets	Unit/functional financial targets	Non-financial targets
CEO 2012	40%	80%	32%	90%	0%	10%
CEO 2013	40%	80%	—	100%	0%	0%
Average ELT 20121)	36%	72%	37%	49%	27%	24%
Average ELT 20131)	38%	76%	—	50%	24%	26%

1)	Excludes CEO—differences in target and maximum levels from year to year are due to changes in the composition of the ELT.

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

During 2012, approximately 76,200 employees participated in short-term variable remuneration plans.

Long-term variable remuneration

Share-based long-term variable remuneration plans are submitted each year for approval by shareholders at the AGM. All long-term variable remuneration plans are designed to form part of a well-balanced total remuneration package and to span over a minimum of three years. As these are variable plans, outcomes are unknown and rewards depend on long-term personal investment, corporate performance and resulting share price performance. During 2012, share-based remuneration was made up of three different but linked plans: the all-employee Stock Purchase Plan, the Key Contributor Retention Plan and the Executive Performance Stock Plan.

The Stock Purchase Plan

The all-employee Stock Purchase Plan is designed to offer, where practicable, an incentive for all employees to participate. This reinforces “One Ericsson” aligned with shareholder interests. Employees can save up to 7.5% of gross fixed salary (the President and CEO can save up to 10% of gross fixed salary and short-term variable remuneration) for purchase of Class B shares at market price on NASDAQ OMX Stockholm or ADSs on

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

NASDAQ New York (contribution shares) over a twelve-month period. If the contribution shares are retained by the employee for three years after the investment and employment with the Ericsson Group continues during that time, the employee’s shares will be matched with a corresponding number of Class B shares or ADSs, as applicable. The plan was introduced in 2002 and employees in 71 countries participated during its first year. In December 2012, the number of participants was over 27,000, or approximately 28% of eligible employees in 100 countries.

Participants save each month, beginning with the August payroll, towards quarterly investments. These investments (in November, February, May and August) are matched on the third anniversary of each such investment and hence the matching spans over two financial years and two tax years.

The Key Contributor Retention Plan

The Key Contributor Retention Plan is part of Ericsson’s talent management strategy. It is designed to recognize individuals for performance, critical skills and potential as well as to encourage retention of key employees.

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

The Executive Performance Stock Plan

The Executive Performance Stock Plan was first introduced in 2004. The plan is designed to focus management on driving long-term financial performance and to provide market competitive remuneration. Senior executives, including the ELT, are selected to obtain up to four or six extra shares (performance matching shares). This is in addition to the one matching share for each contribution share purchased under the all-employee Stock Purchase Plan. Performance matching is subject to the fulfillment of performance targets. Since 2010, the President and CEO may obtain up to nine performance matching shares in addition to the Stock Purchase Plan matching share for each contribution share.

In the 2004 to 2010 plans, the performance targets were Earnings Per Share (EPS) targets.

To support the long-term strategy and value creation of the Company, new targets were defined for the 2011 plan. At the AGM 2012, the following targets for the 2012 Executive Performance Stock Plan were resolved on proposal by the Board:

•

Up to one-third of the award shall vest provided the compound annual growth rate (CAGR) of consolidated net sales between year 0 (2011 financial year) and year 3 (2014 financial year) is between 2% and 8%.

•

Up to one-third of the award shall vest provided the compound annual growth rate (CAGR) of consolidated operating income between year 0 (2011 financial year) and year 3 (2014 financial year) is between 5% and 15%.

•

Up to one-third of the award will be based on the cash conversion during each of the years during the performance period, calculated as cash flow from operating activities divided by net income reconciled to cash. One-ninth of the total award will vest for any year, i.e. financial years 2012, 2013 and 2014, if cash conversion is at or above 70%.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Before the number of performance shares to be matched are finally determined, the Board of Directors shall examine whether the performance matching is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board of Directors, reduce the number of performance shares to be matched to the lower number of shares deemed appropriate by the Board of Directors. When undertaking its evaluation of performance outcomes the Board of Directors will consider, in particular, the impact of larger acquisitions, divestitures, the creation of joint ventures and any other significant capital event on the three targets on a case by case basis.

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

For the President and CEO and other members of the ELT employed in Sweden before 2011, a supplementary pension plan is applied in addition to the occupational pension plan for salaried staff on the Swedish labor market (ITP). The pension age for these ELT members is normally 60 years.

The ELT members employed in Sweden from 2011 are normally covered by the defined contribution plan under the ITP1 scheme, with a pensionable age of 65 years.

For members of the ELT who are not employed in Sweden, local market competitive pension arrangements apply.

Other benefits, such as company car and medical insurance, are also set to be competitive in the local market. The ELT members may not receive loans from the Company.

The ELT members locally employed in Sweden have a mutual notice period of up to six months. Upon termination of employment by the Company, severance pay can amount to up to 18 months’ fixed salary. For other ELT members, different notice period and severance pay agreements apply; however, no agreement exceeds the notice period of six months or the severance pay period of 18 months.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

SHARE INFORMATION

STOCK EXCHANGE TRADING

The Ericsson Class A and Class B shares are listed on NASDAQ OMX Stockholm. In the United States, the Class B shares are listed on NASDAQ New York in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR) under the symbol ERIC. Each ADS represents one Class B share.

In 2012, approximately 2.4 (3.4) billion shares were traded on NASDAQ OMX Stockholm and about 1.1 (1.6) billion shares were traded on NASDAQ New York. A total of 3.5 (5) billion Ericsson shares where thus traded on the exchanges were we are listed. Trading volume in Ericsson shares decreased by approximately 27% on NASDAQ OMX Stockholm and by approximately 30% on NASDAQ New York compared to 2011.

The Ericsson share is also traded on other venues such as BATS Europe, Burgundy, Chi-X Europe.

The Ericsson share

Share listings
NASDAQ OMX Stockholm
NASDAQ New York

Share data
Total number of shares in issue	3,305,051,735
of which Class A shares, each carrying one vote1)	261,755,983
of which Class B shares, each carrying one tenth of one vote1)	3,043,295,752
Ericsson treasury shares, Class B	84,798,095
Quotient value	SEK 5.00
Market capitalization, December 31, 2012	approx. SEK 215 b.
ICB (Industry Classification Benchmark)	9500

Ticker codes
NASDAQ OMX Stockholm	ERIC A/ERIC B
NASDAQ New York	ERIC
Bloomberg NASDAQ OMX Stockholm	ERICA SS/ERICB SS
Bloomberg NASDAQ	ERIC US
Reuters NASDAQ OMX Stockholm	ERICa.ST/ERICb.ST
Reuters NASDAQ	ERIC.O

1)	Both classes of shares have the same rights of participation in the net assets and earnings.

Changes in number of shares and capital stock 2008–2012

		Number of shares	Share capital
2008	June 2, reverse split 1:5	3,226,451,735	16,132,258,678
2008	July 23, new issue (Class C shares, later converted to Class B)	19,900,000	99,500,000
2008	December 31	3,246,351,735	16,231,758,678
2009	June 8, new issue (Class C shares, later converted to Class B)	27,000,000	135,000,000
2009	December 31	3,273,351,735	16,366,758,678
2010	December 31	3,273,351,735	16,366,758,678
2011	December 31	3,273,351,735	16,366,758,678
2012	June 29, new issue (Class C shares, later converted to Class B)1)	31,700,000	158,500,000
2012	December 31	3,305,051,735	16,525,258,678

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

1)	The Annual General Meeting (AGM) 2012 resolved to issue 31.7 million Class C shares for the Long-Term Variable Remuneration Program (LTV). In accordance with an authorization from the AGM, in the second quarter 2012, the Board of Directors resolved to repurchase the new issued shares, which were subsequently converted into Class B shares. The quotient value of the repurchased shares was SEK 5.00, totaling SEK 158.5 million, representing less than one percent of capital stock, and the acquisition cost was approximately SEK 158.7 million.

Share performance indicators

	2012	2011	2010	2009	2008
Earnings per share, diluted (SEK)1)	1.78	3.77	3.46	1.14	3.52
Earnings per share, diluted non-IFRS (SEK)2)	2.74	4.72	4.80	2.87	4.24
Operating income per share (SEK)3)4)	3.25	5.58	7.42	5.80	7.50
Stockholders’ equity per share, basic, end of period (SEK)5)	42.51	44.57	45.34	43.79	44.21
P/E ratio	36	19	22	57	17
Total shareholder return (%)	–3	–7	22	15	–20
Dividend per share (SEK)6)	2.75	2.50	2.25	2.00	1.85

1)	Calculated on average number of shares outstanding, diluted.
2)	EPS, diluted, excluding amortizations and write-downs of acquired intangible assets, SEK.
3)	Calculated on average number of shares outstanding, basic.
4)	For 2010, 2009 and 2008 excluding restructuring charges.
5)	Calculated on number of shares, end of period.
6)	For 2012 as proposed by the Board of Directors.

For definitions of the financial terms used, see Glossary, Financial Terminology and Exchange Rates.

SHARE TREND

In 2012, Ericsson’s total market capitalization decreased by about 7% to SEK 215 billion, compared to a decrease by 10% reaching SEK 230 billion in 2011. The OMX Stockholm Index on NASDAQ OMX Stockholm increased by 12% and the NASDAQ composite index increased by 16%. The S&P 500 Index increased by 13%.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

OFFER AND LISTING DETAILS

Principal trading market—NASDAQ OMX Stockholm—share prices

The table below states the high and low share prices for our Class A and Class B shares as reported by NASDAQ OMX Stockholm for the last five years. Trading on the exchange generally continues until 5:30 p.m. (CET) each business day. In addition to trading on the exchange, there is also trading off the exchange and on alternative venues during trading hours and also after 5:30 p.m. (CET).

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Share prices on NASDAQ OMX Stockholm

(SEK)	2012	2011	2010	2009	2008
Class A at last day of trading	63.90	69.55	74.00	65.00	59.30
Class A high (January 3, 2012)	72.00	93.60	88.40	78.80	83.60
Class A low (November 16, 2012)	55.55	59.05	65.20	55.40	40.60
Class B at last day of trading	65.10	70.40	78.15	65.90	58.80
Class B high (January 3, 2012)	71.90	96.65	90.45	79.60	83.70
Class B low (July 18, 2012)	55.90	61.70	65.90	55.50	40.60

Source: Nasdaq OMX Stockholm

Share prices on NASDAQ New York

(USD)	2012	2011	2010	2009	2008
ADS at last day of trading	10.10	10.13	11.53	9.19	7.81
ADS high (April 3, 2012)	10.60	15.44	12.39	10.92	14.00
ADS low (May 17, 2012)	8.23	8.83	9.40	6.60	5.49

Source: Nasdaq New York

Host market NASDAQ New York—ADS prices

The table below states the high and low share prices quoted for our ADSs on NASDAQ New York for the last five years. The NASDAQ New York quotations represent prices between dealers, not including retail mark-ups, markdowns or commissions, and do not necessarily represent actual transactions.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Share prices on NASDAQ OMX Stockholm and NASDAQ New York

	NASDAQ OMX Stockholm				NASDAQ New York
	SEK per Class A share		SEK per Class B share		USD per ADS1)
Period	High	Low	High	Low	High	Low
Annual high and low
2008	83.60	40.60	83.70	40.60	14.00	5.49
2009	78.80	55.40	79.60	55.50	10.92	6.60
2010	88.40	65.20	90.45	65.90	12.39	9.40
2011	93.60	59.05	96.65	61.70	15.44	8.83
2012	72.00	55.55	71.90	55.90	10.60	8.23

Quarterly high and low
2011 First Quarter	80.05	70.50	83.00	73.25	13.06	10.99
2011 Second Quarter	93.60	73.00	96.65	75.30	15.44	12.06
2011 Third Quarter	91.80	60.50	93.80	63.15	14.82	9.33
2011 Fourth Quarter	71.50	59.05	72.55	61.70	11.25	8.83
2012 First Quarter	72.00	59.25	71.90	58.15	10.53	8.58
2012 Second Quarter	69.70	58.75	69.95	59.60	10.60	8.23
2012 Third Quarter	67.00	55.95	67.80	55.90	10.05	8.23
2012 Fourth Quarter	64.90	55.55	66.85	56.60	10.21	8.31

Monthly high and low
August 2012	67.00	60.55	67.80	61.50	10.05	9.14
September 2012	62.55	58.35	64.10	59.85	9.79	8.91
October 2012	59.85	56.10	61.00	57.40	9.27	8.57
November 2012	60.50	55.55	62.30	56.60	9.41	8.31
December 2012	64.90	60.00	66.85	62.45	10.21	9.40
January 2013	74.30	62.90	76.95	64.50	11.82	9.78
February 2013	77.75	72.30	79.90	74.20	12.70	11.97
March 2013	84.55	75.60	86.40	77.60	13.46	12.07

1)	One ADS = 1 Class B share.

Source: Nasdaq OMX Stockholm and Nasdaq New York

SHAREHOLDERS

As of December 31, 2012, the Parent Company had 551,719 shareholders registered at Euroclear Sweden AB (the Central Securities Depository—CSD), of which 1,080 holders had a US address. According to information provided by our depositary, Citibank, there were 189,454,944 ADSs outstanding as of December 31, 2012, and 4,500 registered holders of such ADSs. A significant number of Ericsson ADSs are held by banks, brokers and/or nominees for the accounts of their customers. As of January 3, 2013, the total number of bank, broker and/or nominee accounts holding Ericsson ADSs was 169,190.

According to information known at year-end 2012, approximately 78% of our Class A and Class B shares were owned by institutions, Swedish and international.

Our major shareholders do not have different voting rights than other shareholders holding the same classes of shares.

As far as we know, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) separately or jointly.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

The table shows the total number of shares in the Parent Company owned by the Executive Leadership Team and Board members (including Deputy employee representatives) as a group as of December 31, 2012.

The Executive Leadership Team and Board members, ownership

	Number of Class A shares	Number of Class B shares	Voting rights, percent
The Executive Leadership Team and Board members as a group (31 persons)	0	559,450	0.01

For individual holdings, see Corporate Governance Report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

The following table shows share information, as of December 31, 2012, with respect to our 15 largest shareholders, ranked by voting rights, as well as percentage of voting rights as of December 31, 2012, 2011 and 2010.

Largest shareholders, December 31, 2012 and percentage of voting rights, December 31, 2012, 2011 and 2010

Identity of person or group1)	Number of Class A shares	Of total Class A shares, percent	Number of Class B shares	Of total Class B shares, percent	2012 Voting rights, percent	2011 Voting rights, percent	2010 Voting rights, percent
Investor AB	115,018,707	43.94	59,284,545	1.95	21.37	21.48	19.33
AB Industrivärden	84,708,520	32.36	0	0.00	14.96	14.34	13.80
Handelsbankens Pensionsstiftelse	21,057,443	8.04	0	0.00	3.72	4.20	3.52
Swedbank Robur Fonder AB	1,505,751	0.58	138,107,152	4.54	2.71	2.79	2.73
AFA Försäkring AB	11,423,000	4.36	9,151,631	0.30	2.18	2.31	0.45
Blackrock Fund Advisors	0	0.00	77,802,606	2.56	1.37	1.46	1.44
Norges Bank Investment Management	0	0.00	77,226,311	2.54	1.36	1.24	0.89
Skandia Liv	6,263,167	2.39	11,414,818	0.38	1.31	1.36	2.98
AMF Pensionsförsäkring AB	0	0.00	71,108,980	2.34	1.26	1.34	1.34
Aberdeen Asset Managers Ltd.	0	0.00	65,706,158	2.16	1.16	1.05	1.01
Dodge & Cox, Inc.	0	0.00	64,443,081	2.12	1.14	0.96	1.43
Pensionskassan SHB Försäkringsförening	6,381,570	2.44	0	0.00	1.13	1.39	2.07
Orbis Investment Management Ltd.	0	0.00	62,271,048	2.05	1.10	0.35	0.06
OppenheimerFunds, Inc.	0	0.00	62,070,708	2.04	1.10	1.20	1.29
Handelsbanken Fonder AB	261,500	0.10	58,019,980	1.91	1.07	0.96	1.05
Others	15,136,325	5.78	2,286,688,734	75.14	43.07	43.57	46.61

Total	261,755,983	100	3,043,295,752	100	100	100	100

1)	Source: Capital Precision

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

SUPPLEMENTAL INFORMATION

The following information is provided to comply with certain requirements of Form 20-F which are not satisfied in full by the information in the Swedish Annual Report.

GENERAL FACTS ON THE COMPANY

Legal name of the Parent Company: Telefonaktiebolaget LM Ericsson (publ)

Organization number: 556016-0680

Legal form of the Parent Company: A Swedish limited liability company, organized under the Swedish Companies Act. The terms “Ericsson”, the “Company”, the “Group”, “us”, “we”, and “our” all refer to Telefonaktiebolaget LM Ericsson and its subsidiaries.

Country of incorporation: Sweden.

Date of incorporation: The Parent Company was incorporated on August 18, 1918, as a result of a merger between AB LM Ericsson & Co. and Stockholms Allmänna Telefon AB.

Domicile: Our registered office is Telefonaktiebolaget LM Ericsson, SE–164 83 Stockholm, Sweden. Our headquarters are located at Torshamnsgatan 23, Kista, Sweden.

Telephone number: +46 10 719 0000

Website: www.ericsson.com

The information included on our website is not incorporated herein by reference.

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

Subsidiaries and associated companies: For a listing of our significant subsidiaries, please see section “Investments”. In addition to our joint venture ST-Ericsson, we are engaged in a number of other minor joint ventures and cooperative arrangements. For more information regarding risks associated with joint ventures, strategic alliances and third-party agreements please see Risk Factors, “Market, Technology and Business Risks”.

Filings in the US: Annual reports and other information are filed with, or furnished to, the Securities and Exchange Commission (SEC) in the United States, pursuant to the rules and regulations that apply to foreign private issuers. Electronic access to these documents may be obtained from the SEC’s website, www.sec.gov, where they are stored in the EDGAR database.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

COMPANY HISTORY AND DEVELOPMENT

Innovating to empower people, business and society

Our origins date back to 1876 when Alexander Graham Bell filed a patent application in the United States for the telephone. The same year, Lars Magnus Ericsson opened a small workshop in Stockholm to repair telegraph instruments and sell his own telephone equipment.

Today, Ericsson is a leading provider of communications equipment, telecom services and support solutions. Our customers, in over 180 countries, are mainly operators of communications networks worldwide. We manage networks, or parts of networks, for 950 million subscribers.

EXCHANGE RATES

The following tables provide information with respect to the exchange rate for SEK per USD 1.00, based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate of March 29, 2013, was SEK 6.5280 per USD 1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

AVERAGE EXCHANGE RATES

Year ended December 31	Average
2008	6.6424
2009	7.6232
2010	7.1895
2011	6.4263
2012	6.7247

EXCHANGE RATES, MONTHLY HIGH AND LOW

Month	High	Low
September 2012	6.7450	6.5018
October 2012	6.7023	6.5484
November 2012	6.8019	6.6092
December 2012	6.6920	6.5074
January 2013	6.5568	6.3476
February 2013	6.4764	6.2880
March 2013 (latest available data is for March 29)	6.5280	6.3412

Effects of exchange rate fluctuations on our business is described in the Notes to the Consolidated Financial Statements—Note C20, “Financial Risk Management and Financial Instruments.” Noon buying rates are not used in the preparation of our financial statements.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

PRIMARY MANUFACTURING AND ASSEMBLY FACILITIES

We continuously adjust our production capacity to meet expected customer demand. At year-end 2012, our overall capacity utilization was close to 100%. The table “Primary manufacturing and assembly facilities” summarizes where we have major sites and the total floor space at year-end. In Sweden, the majority of the floor space within our production facilities is used for node assembly and verification.

PRIMARY MANUFACTURING AND ASSEMBLY FACILITIES

	2012		2011			2010
	Sites	Thousands of sq meters	Sites	Thousands of sq meters		Sites	Thousands of sq meters

Sweden	7	125.1	7	125.1	*	6	204.4
China	5	83.5	5	91.1		4	61.1
Estonia	1	23.7	1	23.7		1	20.6
Italy	1	10.5	2	20.1		2	20.1
Brazil	1	37.4	1	33.7		1	23.3
Mexico	1	0.6	—	—		—	—
India	1	25.0	1	25.0	*	1	15.6

Total	17	305.8	17	318.7		15	345.1

*	Restated for 2011 to only include manufacturing and assembly areas. The reported number for China in the 20-F for 2011 was 80.7 and for Sweden 429.3. These numbers comprised total land use.

OPERATING RESULTS

Years ended December 31, 2011 and 2012

Please refer to Board of Directors’ Report.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Years ended December 31, 2010 and 2011

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

The non-IFRS financial measures presented herein are not measures of financial performance calculated or presented under IFRS, but rather are measures used as supplemental information to the IFRS results. Since there were restructuring costs during 2009 and 2010 with significant impact on reported results and margins, certain income statement line items excluding restructuring charges, are presented as non-IFRS financial measures to facilitate analysis by indicating Ericsson’s underlying performance. Non-IFRS financial measures have limitations as analytical tools and should not be viewed in isolation or as substitutes to the IFRS financial measures, and do not necessarily indicate whether cash flow will be sufficient or available to meet Ericsson’s requirements, and may not be indicative of our historical operating results, nor are such measures meant to be predictive of future results. Non-IFRS measures for 2011 have also been included to facilitate comparison with previous years.

Sales

2011 was a year with strong sales growth of 12%, driven by strong demand for mobile broadband along with network rollout services. Sales were negatively impacted by the strong SEK. Sales for comparable units, adjusted for currency exchange rate effects and hedging, increased 19%.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

Net cash decreased to SEK 39.5 (51.3) billion.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

BUSINESS RESULTS—SEGMENTS

Networks

HIGHLIGHTS IN 2011

•	Increased market share in mobile network equipment by 6 percentage points to 38% (estimated)

•	Market share of more than 60% in LTE

•	Smart Services Router family introduced. Volume deliveries expected in 2012

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

Cost structure

In the Networks segment, cost of sales is quite large and to a large part variable. To reduce variable cost, the Company works with product rationalization and product substitution. R&D is a significant cost item and for this reason it is important to focus on R&D effectiveness and efficiency. It is essential to ensure global platforms and common components across the whole portfolio. To maximize the outcome of R&D investment, the Company also seeks to give R&D sites clear accountability and the same IS/IT environment.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Competitors

In the networks segment, Ericsson competes mainly with telecommunication equipment suppliers such as Alcatel-Lucent, Cisco, Huawei, Juniper, Nokia Siemens Networks, Samsung and ZTE. The Company also competes with local and regional manufacturers and providers of telecommunications equipment.

Global Services

HIGHLIGHTS IN 2011

•	More than 2 billion subscribers in networks for which Ericsson provides support

•	Over 900 million subscriber in networks managed by Ericsson

•	500 million subscribers in network operation contracts

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

Multimedia (CHANGED NAME TO SUPPORT SOLUTIONS IN 2012)

HIGHLIGHTS IN 2011

•	13 new contracts signed for mobile broadband charging

•	World’s largest IPTV upgrade in Taiwan

•	11 new customers for convergent charging and billing

Sales

Multimedia sales increased 1% to SEK 10.6 (10.5) billion, negatively impacted by political unrest in the Middle East and weak development in India.

Profitability

Operating margin was –5% (–4%). Restructuring charges had no material impact on profitability.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Our Articles of Association do not stipulate anything regarding:

•	a director’s power to vote on a proposal, arrangement, or contract in which the director is materially interested

•	our directors’ power to vote for compensation to themselves

•	our directors’ borrowing powers

•	retirements rules for our directors or

•	the number of shares required for a director’s qualification.

Applicable provisions are found in the Swedish Companies Act, as referred to in “Certain Powers of Directors and the President” below.

There are no age limit restrictions for directors and they are not required to own any shares in the Company.

Share Capital, Increases of Share Capital and Preferential Rights of Shareholders

The Articles of Association of Ericsson provide that the share capital of the Company may not be less than SEK 6,000,000,000 nor more than SEK 24,000,000,000, and that the number of shares in the Company shall amount to no less than 3,000,000,000 and no more than 12,000,000,000. The registered share capital is SEK 16,525,258,678 and the Company has in total issued 3,305,051,735 shares.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

Purchase of Own Shares

A Swedish public limited liability company whose shares are traded on a regulated market place within the European Economic Area (“EEA”) or a market place comparable to a regulated market place outside the EEA is entitled to purchase its own shares under certain conditions. A purchase by us of our own shares may take place

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

only if (a) the purchase has been decided upon by a general meeting of shareholders or the Board has been authorized by a general meeting of shareholders, in both cases by a two thirds majority of votes cast at the meeting as well as two-thirds of the shares represented at the meeting, (b) the purchase is effected on a regulated market place within the EEA or a market place comparable to a regulated market place outside the EEA (in the latter case with the approval of the Swedish Financial Supervisory Authority the “SFSA”) or pursuant to an offer to all shareholders or holders of a specific class of shares, (c) the Company’s restricted equity will still be fully covered and the purchase is justifiable taken into account the type of business activities of the Company and the group, their scope and risks related thereto and the Company’s and the group’s need for financial resources, its liquidity and financial position, and (d) we and our subsidiaries do not hold or, as a result of purchase, will not hold in excess of 10% of all our outstanding shares. As of December 31, 2012, the Company held an aggregate of 84,798,095 treasury stock of Class B shares.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

TAXATION ON INTEREST

No Swedish withholding tax is payable on interest paid to non-residents of Sweden.

NET WEALTH TAXATION

The Swedish net wealth tax has been abolished from 1 January 2007.

Certain United States Federal Income Tax Consequences

The following discussion is a summary of the material United States federal income tax consequences relevant to the ownership and disposition of ADSs or Class B shares. This discussion is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion is not a full discussion of all tax considerations that may be relevant to the ownership and disposition of ADSs or Class B shares. The discussion applies only if you will hold the ADSs and/or the Class B shares as capital assets and you use the USD as your functional currency. It does not deal with the tax treatment of investors subject to special rules, such as grantor trusts, real estate investment trusts, regulated investment companies, banks, brokers or dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of recording for their securities holdings, financial institutions, insurance companies, tax-exempt entities, investors liable for alternative minimum tax, holders (either actually or constructively) of 10% or more of our Class B shares, persons holding ADSs and/or Class B shares as part of a hedging, straddle, conversion or constructive sale transaction and persons who are resident or ordinarily resident in Sweden. In addition, investors holding ADSs and/or Class B shares indirectly through partnerships are subject to special rules not discussed below. You should consult your own tax advisors about the United States federal, state, local and foreign tax consequences to you of the ownership and disposition of the ADSs or Class B shares.

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

TAXATION OF ADSS OR CLASS B SHARES

Dividends

Subject to the passive foreign investment company rules discussed below, the gross amount of dividends paid (before reduction for any Swedish withholding taxes) with respect to the ADSs or Class B shares generally will be included in your gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

your adjusted tax basis in the ADSs or Class B shares and thereafter as capital gain. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations. The amount of any dividend paid in SEK will be the USD value of the dividend payment based on the exchange rate in effect on the date of receipt (or constructive receipt) by you, in the case of Class B shares or by the depositary, in the case of ADSs, whether or not the payment is converted into USD at that time. Your tax basis in the SEK received will equal such USD amount. Gain or loss, if any, recognized on a subsequent sale or conversion of the SEK will be U.S. source ordinary income or loss.

If you are a non-corporate holder of ADSs or Class B shares, dividends you receive on the ADSs or Class B shares may be taxed at the lower applicable capital gains rate provided that (1) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (2) certain holding period requirements are met, (3) you are not under any obligation to make related payments with respect to substantially similar or related property and (4) either (a) in the case of ADSs our ADSs continue to be listed on the Nasdaq Stock Market (or a national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended) or (b) we are eligible for the benefits of the U.S. Tax Treaty. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or Class B shares.

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

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

is passive income or (b) at least 50% of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2012. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the value of our assets, as determined from time to time. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relevant provisions of the Code. You should consult your own tax advisors about the consequences of our potential classification as a PFIC.

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

If we are a PFIC for any taxable year, you will also be deemed to own shares in any of our subsidiaries that are also PFICs in such a year. As an alternative to the special rules described above, holders of “marketable stock” in a PFIC may elect mark-to-market treatment with respect to their ADSs or Class B shares. ADSs or Class B shares will not be considered marketable stock unless they are regularly traded on a qualified exchange or other market. If the mark-to-market election is available and you elect mark-to-market treatment you will, in general, include as ordinary income each year an amount equal to the increase in value of your ADSs or Class B shares for that year (measured at the close of your taxable year) and will generally be allowed a deduction for any decrease in the value of your Class B shares for the year, but only to the extent of previously included mark-to-market income. In addition, any gain you recognize upon the sale or other disposition of the ADSs or Class B shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of previously included mark-to-market income. However, a mark-to-market election would likely be unavailable with respect to your proportionate share in any of our subsidiaries that are PFICs.

If you own ADSs or Class B shares during any year in which we are a PFIC, you will generally be required to make an annual return on IRS Form 8621.

INFORMATION REPORTING AND BACKUP WITHHOLDING

In general, information reporting requirements may apply to dividends paid in respect of ADSs or Class B shares and the proceeds received on the sale or exchange of the ADSs or Class B shares within the United States or by a broker with certain United States connections. Backup withholding may apply to payments to you of dividends paid in respect of ADSs or Class B shares or the proceeds of a sale or other disposition of ADSs or Class B shares if you fail to provide an accurate taxpayer identification number (certified on IRS Form W–9) or,

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

upon request, to certify that you are not subject to backup withholding, or otherwise to comply with the applicable requirements of backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and a refund of any excess amount withheld under the backup withholding rules may be obtained by filing the appropriate claim for refund with the IRS and furnishing any required information.

ADDITIONAL REPORTING REQUIREMENTS

Certain holders who are individuals may be required to report information relating to an interest in ADSs or Class B shares, subject to certain exceptions (including an exception for ADSs or Class B shares held in accounts maintained by certain financial institutions). Holders should consult their tax advisors regarding the effects, if any, of these requirements on their ownership and disposition of ADSs or Class B shares.

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

Except as otherwise provided in the Deposit Agreement, any and all other expenses of the Depositary, including without limitation, expenses or charges for printing, stationery, postage, insurances, cables, etc, are to be borne by the Depositary, or by the Company in accordance with agreements entered into from time to time with the Company.

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

Citibank has further agreed to waive other ADS program related expenses amounting to USD 33,128.79 associated with the administration of the Program.

CORPORATE GOVERNANCE REQUIREMENTS

The Ericsson Board of Directors is subject to, and applies, a variety of independence requirements. However, it can rely on exemptions from certain U.S. requirements, including those that are different from Swedish Law.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Independence requirements on the board of directors:

•

A majority of the members of the board of directors must be independent in accordance with the NASDAQ rules. Ericsson relies on an exemption for employee representative directors from NASDAQ’s independence requirements.

Independence requirements on the audit committee:

•

All members of the audit committee must be independent in accordance with the SEC and the NASDAQ rules. The SEC rules include a specific exemption from these independence requirements for audit committee members who are non-executive employee representatives. The Company does not consider that reliance on this exemption adversely affects the ability of the Audit Committee to act independently or satisfy other SEC requirements.

In addition, foreign private issuers such as Ericsson may follow home-country practice in lieu of certain NASDAQ corporate governance requirements.

Below is a list of practices followed by Ericsson that differ from certain corporate governance requirements under the NASDAQ Marketplace Rules:

•	Employee representatives to be elected to the Board of Directors and serve on Committees (including the Audit and the Remuneration Committees) in accordance with Swedish law

•	Shareholders to participate in the election of Directors and the Nomination Committee, in accordance with Swedish law and common market practice, respectively

•

Employee representatives on the Board to attend all Board and Committee meetings (including those of the Audit and the Remuneration Committees) in accordance with Swedish laws concerning attendance and decision making processes

•	No minimum quorum requirements for shareholder meetings, except under certain circumstances.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT OF 2012 (ITRA)

Ericsson has conducted business in Iran/Persia since the late nineteenth century, opened an office in Iran in 1973 and later established a local subsidiary in the country. Ericsson strongly believes in enabling communication for all and believes that access to communications can enable the right to health, education and freedom of expression. Ericsson’s business activities in Iran principally involve the sale of telecommunications infrastructure related products and services, including support, installation and maintenance services. Ericsson’s exports from the European Union (the “EU”) to Iran are performed under export licenses from the Swedish Agency for Non-Proliferation and Export Controls. The EU sanctions towards Iran grant an exemption for the supply of certain telecommunications equipment and software based on which these export licenses are granted. While we seek to obtain information regarding the ownership of our customers in Iran, it is sometimes difficult to determine ownership and control with certainty, particularly with respect to the government.

During 2012, Ericsson sold telecommunications infrastructure related products and services in Iran to MTNIrancell and to Mobile Communication Company of Iran (“MCCI”), telecommunications companies operating in Iran. During 2012, our gross revenue related to sales to MTNIrancell and MCCI in Iran was approximately SEK 1,149 million. Ericsson does not normally allocate net profit on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its net profit from such sales, after internal cost allocation was less than SEK 50 million during 2012. We anticipate that the sales of telecommunications infrastructure related products to MTNIrancell and MCCI in Iran will be phased out during 2013 and that our business activities in Iran after 2013 will consist of the provision of services under existing contracts or with respect to equipment already delivered by Ericsson (which services may include repair and replacements of products) and collection of software license related revenues under existing agreements.

Further, Ericsson is party to agreements entered into prior to 2012 with Telecommunications Company of Iran, an affiliate of MCCI, Zaeim Electronic Industries Company and TAKTA (reseller). No sales were made by Ericsson under these contracts during 2012 and we do not anticipate that any sales will be made during 2013.

In some instances, we have had to arrange performance bonds or similar financial guarantees to secure our performance of obligations under the commercial agreements we have entered into relating to our business in Iran. In such instances, we usually engage our banks outside Iran, who in turn engage local banks in the country. These local banks include Tejarat Bank, Melli Bank and Saderat Bank. Although some bonds and guarantees involving these banks are still in place, no new performance bonds or similar guarantees with respect to our business activities in Iran were issued during 2012, nor were payments made to beneficiaries under any such existing bond or guarantee.

During 2012 Ericsson’s Iranian subsidiary maintained accounts with Bank Mellat and Tejarat Bank. Deposits with those banks generated less than SEK 20 million of interest income during 2012. Those accounts were closed during 2012. Some payments made to our local subsidiary and payments required to be made by our local subsidiary to suppliers involve banks controlled by the government of Iran, such as Bank Mellat, Tejarat Bank, Bank Melli, Saderat Bank, Keshavarzi Bank, Eghtesad Novin Bank, Refah Bank and Bank Sepah. We also received payments from customers to Ericsson’s accounts outside Iran.

During 2012, Ericsson purchased telecommunication infrastructure related materials and services from Havafaza Industry Organization (SATAF). Ericsson stopped purchasing from them during 2012.

Due to its operations in Iran, and having staff permanently in the country, Ericsson obtains and requires services and has other dealings incidental to its local activities including paying taxes and salaries and obtaining rentals, electricity, water and telecommunications services, office and similar supplies and customs related services from Iranian companies who may be owned or controlled by the government of Iran.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

INVESTMENTS

The following listing shows certain shareholdings owned directly and indirectly by the Parent Company as of December 31, 2012. A complete listing of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Companies Registration Office (Bolagsverket), may be obtained upon request to: Telefonaktiebolaget LM Ericsson, External Reporting, SE-164 83 Stockholm, Sweden.

SHARES OWNED DIRECTLY BY THE PARENT COMPANY

Type	Company	Reg. No.	Domicile	Percentage of ownership		Par value in local currency, million	Carrying value, SEK million
Subsidiary companies
I	Ericsson AB	556056-6258	Sweden	100		50	20,731
I	Ericsson Shared Services AB	556251-3266	Sweden	100		361	2,216
I	Netwise AB	556404-4286	Sweden	100		2	306
II	AB Aulis	556030-9899	Sweden	100		14	6
III	Ericsson Credit AB	556326-0552	Sweden	100		5	5
	Other (Sweden)			—		—	1,742
I	Ericsson Austria GmbH		Austria	100		4	65
I	Ericsson Danmark A/S		Denmark	100		90	216
I	Oy LM Ericsson Ab		Finland	100		13	196
II	Ericsson Participations France SAS		France	100		26	524
I	Ericsson Germany GmbH		Germany	100		—	4,232
I	Ericsson Hungary Ltd.		Hungary	100		1,301	120
II	LM Ericsson Holdings Ltd.		Ireland	100		2	15
I	Ericsson Telecomunicazioni S.p.A.		Italy	100		44	5,857
II	Ericsson Holding International B.V.		The Netherlands	100		222	3,200
I	Ericsson A/S		Norway	100		75	114
II	Ericsson Television AS		Norway	100		161	1,788
I	Ericsson Corporatia AO		Russia	100		5	5
I	Ericsson España		Spain	100		43	170
I	Ericsson AG		Switzerland	100		—	—
II	Ericsson Holding Ltd.		United Kingdom	100		328	4,094
	Other (Europe, excluding Sweden)			—		—	275
II	Ericsson Holding II Inc.		United States	100		2,830	29,006
I	Cía Ericsson S.A.C.I.		Argentina	95	1)	41	178
I	Ericsson Canada Inc.		Canada	100		—	51
I	Bel-Air Networks		Canada	100		—	170
I	Ericsson Telecom S.A. de C.V.		Mexico	100		n/a	1,050
	Other (United States, Latin America)			—		—	67
II	Teleric Pty Ltd.		Australia	100		20	100
I	Ericsson Ltd.		China	100		2	2
I	Ericsson (China) Company Ltd.		China	100		65	475
I	Ericsson India Private Ltd.		India	100		725	147
I	Ericsson India Global Services PVT. Ltd		India	100		389	64
I	LG-Ericsson Ltd.		Korea	75		150	3,285
I	Ericsson (Malaysia) Sdn. Bhd.		Malaysia	70		2	4
I	Ericsson Telecommunications Pte. Ltd.		Singapore	100		2	1
I	Ericsson South Africa PTY. Ltd		South Africa	100		—	108
I	Ericsson Taiwan Ltd.		Taiwan	80		240	20
I	Ericsson (Thailand) Ltd.		Thailand	49	2)	90	17
	Other countries (the rest of the world)			—		—	215

	Total						80,839

Joint ventures and associated companies
II	ST-Ericsson SA		Switzerland	50		137	—
III	ST-Ericsson AT SA		Switzerland	51		—	—
I	Rockstar Consortium Group		Canada	21		1	7
I	Ericsson Nikola Tesla d.d.		Croatia	49		65	330

	Total						337

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Key to type of company

I	Manufacturing, distribution and development companies
II	Holding companies
III	Finance companies
1)	Through subsidiary holdings, total holdings amount to 100% of Cia Ericsson S.A.C.I.
2)	Through subsidiary holdings, total holdings amount to 100% of Ericsson (Thailand) Ltd.

SHARES OWNED BY SUBSIDIARY COMPANIES

Type	Company	Reg. No.	Domicile	Percentage of ownership
Subsidiary companies
II	Ericsson Cables Holding AB	556044-9489	Sweden	100
I	Ericsson France SAS		France	100
I	Ericsson Telekommunikation GmbH & Co. KG 1)		Germany	100
I	LM Ericsson Ltd.		Ireland	100
II	Ericsson Nederland B.V.		The Netherlands	100
I	Ericsson Telecommunicatie B.V.		The Netherlands	100
I	Ericsson Telekomunikasyon A.S.		Turkey	100
I	Ericsson Ltd.		United Kingdom	100
I	Ericsson Inc.		United States	100
I	Ericsson IP Infrastructure Inc.		United States	100
I	Drutt Corporation Inc.		United States	100
I	Optimi Corporation		United States	100
I	Redback Networks Inc.		United States	100
I	Telcordia Technologies Inc.		United States	100
I	Ericsson Telecommunicações S.A.		Brazil	100
I	Ericsson Australia Pty. Ltd.		Australia	100
I	Ericsson (China) Communications Co. Ltd.		China	100
I	Nanjing Ericsson Panda Communication Co. Ltd.		China	51
I	Ericsson Japan K.K.		Japan	100
I	Ericsson Communication Solutions Pte Ltd.		Singapore	100

Key to type of company

I	Manufacturing, distribution and development companies
II	Holding companies
1)	Disclosures Pursuant to Section 264b of the German Commercial Code (Handelsgesetzbuch—HGB) Applying Section 264b HGB, LHS Holding GmbH & Co. KG, LHS Communication GmbH & Co. KG and LHS Telekommunikation GmbH & Co. KG, all located in Frankfurt am Main/Germany, are exempted from the obligation to prepare, have audited and disclose financial statements and a management report in accordance with the legal requirements being applicable for German corporations.

RECONCILIATIONS TO IFRS

This section includes a reconciliation of certain non-IFRS financial measures to the most directly comparable IFRS financial measures. The presentation of non-IFRS financial measures has limitations as analytical tools and should not be considered in isolation or as a substitute for our related financial measures prepared in accordance with IFRS.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

We present non-IFRS financial measures to enhance an investor’s evaluation of our ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of our results between periods. Our management uses these non-IFRS financial measures to, among other things, evaluate our ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation.

The non-IFRS financial measures presented in this report may differ from similarly-titled measures used by other companies.

ERICSSON—EXPENSES

	IFRS		Restructuring Charges		Non-IFRS
SEK billion	2011	2010	2011	2010	2011	2010
Selling and administrative expenses	26.7	27.1	1.4	1.8	25.3	25.3
R&D expenses	32.6	31.6	0.6	1.7	32.1	29.9
Net sales	226.9	203.3			226.9	203.3

R&D expenses as a percent of net sales	14.4%	15.5%			14.1%	14.7%

ERICSSON EBITA MARGIN (INCLUDING RESTRUCTURING)

SEK billion	2012	2011	2010	2009
Net income	5.9	12.6	11.2	4.1
Interest	0.3	–0.2	0.7	–0.3
Tax	4.2	5.6	4.5	2.1
Amortization and write-downs of acquired intangibles	4.6	4.5	5.9	7.8
EBITA	15.0	22.4	22.4	13.8

Net sales	227.8	226.9	203.3	206.5
EBITA margin (%)	6.6%	9.9%	11.0%	6.7%

ADJUSTED OPERATING CASH FLOWS

SEK billion	2011	2010
Operating cash flow	10.0	26.6
Restructuring cash outlays	3.2	3.3

Adjusted operating cash flows	13.2	29.8

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

SEGMENT NET SALES, OPERATING INCOME AND OPERATING MARGIN

SEK billion	2011	2010
Net sales
Networks	132.4	112.7
Global Services	83.9	80.1
Support solutions	10.6	10.5

Operating income
Networks	17.3	12.5
Global Services	5.5	6.5
Support solutions	–0.5	–0.6

Operating margin
Networks	13%	11%
Global Services	7%	8%
Support solutions	–5%	–6%

Restructuring charges
Networks	1.6	3.9
Global Services	1.4	2.7
Support solutions	0.1	0.2

Operating income excl. restructuring charges
Networks	18.9	16.4
Global Services	6.9	9.2
Support solutions	–0.4	–0.4

Operating margin excl. restructuring charges
Networks	14%	15%
Global Services	8%	11%
Support solutions	–3%	–4%

In 2012, for all above items except EBITA margin, non-IFRS financial measures were not used.

CAPITAL EMPLOYED

	2012	2011	2010	2009	2008
Total assets	274,996	280,349	281,815	269,809	285,684
Non-interest-bearing provisions and liabilities
Provisions, non-current	–211	–280	–353	–461	–311
Deferred tax liabilities	–3,120	–2,250	–2,571	–2,270	–2,738
Other non-current liabilities	–2,377	–2,248	–3,296	–2,035	–1,622
Provisions, current	–8,427	–5,985	–9,391	–11,970	–14,039
Trade payables	–23,100	–25,309	–24,959	–18,864	–23,504
Other current liabilities	–61,108	–57,970	–58,605	–52,529	–61,032

Capital employed	176,653	186,307	182,640	181,680	182,439

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

RETURN ON CAPITAL EMPLOYED

	2012	2011	2010	2009	2008
Operating income	10,458	17,900	16,455	5,918	16,252
Financial income	1,708	2,882	1,047	1,874	3,458
Average capital employed1)
Capital employed at January 1	186,307	182,640	181,680	182,439	168,456
Capital employed at December 31	176,653	186,307	182,640	181,680	182,439
Average capital employed	181,480	184,474	182,160	182,060	175,448

Return on capital employed2)	6.7%	11.3%	9.6%	4.3%	11.3%

1)	Average capital employed is the average of the amounts of capital employed at January 1 and December 31.
2)	Return on capital employed is the total of operating income and financial income as a percentage of average capital employed.

GROSS CASH AND NET CASH

	2012	2011	2010	2009	2008
Cash and cash equivalents	44,682	38,676	30,864	22,798	37,813
Short term investments	32,026	41,866	56,286	53,926	37,192
Gross cash	76,708	80,542	87,150	76,724	75,005
Post-employment benefits	–9,503	–10,016	–5,092	–8,533	–9,873
Interest-bearing liabilities
Borrowings non-current	–23,898	–23,256	–26,955	–29,996	–24,939
Borrowings current	–4,769	–7,765	–3,808	–2,124	–5,542

Net cash	38,538	39,505	51,295	36,071	34,651

RETURN ON EQUITY
	2012	2011	2010	2009	2008
Net income attributable to stockholders of the Parent Company	5,775	12,194	11,146	3,672	11,273
Average stockholders’ equity1)
Stockholders’ equity at January 1	143,105	145,106	139,870	140,823	134,112
Stockholders’ equity at December 31	136,883	143,105	145,106	139,870	140,823
Average stockholders’ equity	139,994	144,106	142,488	140,347	137,468

Return on equity2)	4.1%	8.5%	7.8%	2.6%	8.2%

1)	Average stockholders’ equity is based on the amounts at January 1 and December 31.
2)	Return on equity is Net income attributable to stockholders of the Parent Company as a percentage of average Stockholders’ equity (based on the amounts at January 1 and December 31).

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

WORKING CAPITAL

	2012	2011	2010	2009	2008
Current assets	193,254	198,816	198,443	182,442	198,525
Current non-interest-bearing provisions and liabilities
Provisions, current	–8,427	–5,985	–9,391	–11,970	–14,039
Trade payables	–23,100	–25,309	–24,959	–18,864	–23,504
Other current liabilities	–61,108	–57,970	–58,605	–52,529	–61,032

Working capital1)	100,619	109,552	105,488	99,079	99,951

1)	Working capital is Current assets less current non-interest-bearing provisions and liabilities

CASH CONVERSION

		2012	2011	2010
Cash flow from operating activities	A	22,031	9,982	26,583
Net income	B	5,938	12,569	11,235
Adjustments to reconcile net income to cash	C	13,077	12,613	12,490

Cash conversion = A/(B+C)		116%	40%	112%

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

GLOSSARY

2G

The first digital generation of mobile systems. Includes GSM, TDMA, PDC and cdmaOne.

3G

3rd generation mobile system. includes WCDMA/HSPA, CDMA2000 and TD-SCDMA.

4G

See LTE.

All-IP

A single, common IP infrastructure that can handle all network services, including fixed and mobile communications, for voice and data services as well as video services such as TV.

Backhaul

Transmission between radio base stations and the core network.

BSS

Business support systems

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

GPON

(Gigabit Passive Optical Network) Used for fiber-optic communication to the home (FTTH).

GSM

(Global System for Mobile Communications) A first digital generation mobile system.

HSPA

(High Speed Packet Access) Enhancement of 3G/WCDMA that enables mobile broadband.

ICT

Information and Communication Technology.

IMS

(IP Multimedia Subsystem) A standard for offering voice and multimedia services over mobile and fixed networks using internet technology (IP).

IP

(Internet Protocol) Defines how information travels between network elements across the internet.

IPR

Intellectual Property Rights

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

Mobile broadband

Wireless high-speed internet access using the HSPA, LTE and CDMA2000EV-DO technologies.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

OSS

Operations support systems

Penetration

The number of subscriptions divided by the population in a geographical area.

PETAbyte

Million gigabytes.

RAN

Radio Access Network.

TD-SCDMA

(Time Division Synchronous Code Division Multiple Access), an alternative to WCDMA used in China.

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

The terms “Ericsson”, “the Company”, “the Group”, “us”, “we”, and “our” all refer to Telefonaktiebolaget LM Ericsson and its subsidiaries.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

FINANCIAL TERMINOLOGY

Capital employed

Total assets less non-interest-bearing provisions and liabilities. (which includes: provisions, non-current; deferred tax liabilities; other non-current liabilities; provisions, current; trade payables; other current liabilities).

Capital turnover

Net sales divided by average capital employed.

Cash conversion

Cash flow from operating activities divided by the sum of net income and adjustments to reconcile net income to cash, expressed as percent.

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

EBITA margin

Earnings before interest, taxes, amortization and write-downs of acquired intangibles (intellectual property rights, trademarks and other intangible assets, see Note C10 “Intangible assets”) as a percentage of net sales.

EPS (non-IFRS)

EPS, diluted, excluding amortizations and write-down of acquired intangible assets and including restructuring charges.

Equity ratio

Equity, expressed as a percentage of total assets.

Gross cash

Cash and cash equivalents plus short-term investments.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Inventory turnover days (ITO-days)

365 divided by inventory turnover, calculated as total cost of sales divided by the average inventories for the year (net of advances from customers).

Net cash

Cash and cash equivalents plus short-term investments less interest-bearing liabilities (which include: borrowings, non-current and borrowings, current) and post-employment benefits.

P/E ratio

The P/E ratio is calculated as the price of a Class B share at last day of trading divided by Earnings per share, basic.

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

Total shareholder return (TSR)

The increase or decrease in Class B share price during the period, adjusted for dividends paid, expressed as a percentage of the share price at the start of the period.

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

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

EXCHANGE RATES

Exchange rates used in the consolidation

	January–December
	2012	2011
SEK/EUR
Average rate	8.70	9.02
Closing rate	8.58	8.92
SEK/USD
Average rate	6.73	6.48
Closing rate	6.51	6.90

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

SHAREHOLDER INFORMATION

FOR PRINTED PUBLICATIONS

A printed copy of the Annual Report is provided on request.

Strömberg Distribution

SE-120 88 Stockholm, Sweden

Phone: +46 8 449 89 57

Email: ericsson@strd.se

IN THE UNITED STATES:

Ericsson’s Transfer Agent Citibank:

Citibank Shareholder Services

Registered holders: +1 877 881 59 69

Interested investors: +1 781 575 45 55

Email: citibank@shareholders-online.com

www.citi.com/dr

Ordering a hard copy of the Annual Report: +1 888 301 2504

Telefonaktiebolaget LM Ericsson’s shareholders are invited to participate in the Annual General Meeting to be held on Tuesday, April 9, 2013, at 3 p.m. at Kistamässan, Arne Beurlings Torg 5, Kista, Stockholm, Sweden.

Registration and notice of attendance

Shareholders who wish to attend the Annual General Meeting must:

•	Be recorded in the share register kept by Euroclear Sweden AB (the Swedish Securities Registry) on Wednesday, April 3, 2013, and

•

Give notice of attendance to the Company at the latest on Wednesday, April 3, 2013. Notice of attendance can be given by telephone: +46 8 402 90 54 on weekdays between 10 a.m. and 4 p.m., or on Ericsson’s website.

Notice of attendance may also be given in writing to:

Telefonaktiebolaget LM Ericsson

General Meeting of Shareholders

Box 7835, SE-103 98 Stockholm, Sweden

When giving notice of attendance, please state name, date of birth, address, telephone number and number of assistants, if any.

The meeting will be conducted in Swedish and simultaneously interpreted into English.

Shares registered in the name of a nominee

In addition to giving notice of attendance, shareholders having their shares registered in the name of a nominee, must request the nominee to temporarily enter the shareholder into the share register as per Wednesday, April 3, 2013, in order to be entitled to attend the meeting. The shareholders should inform the nominee to that effect well before that day.

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

Proxy

Shareholders represented by proxy shall issue and submit to the Company a power of attorney for the representative. A power of attorney issued by a legal entity must be accompanied by a copy of the entity’s certificate of registration, or if no such certificate exist, a corresponding document of authority. Such documents must not be older than one year unless the power of attorney explicitly provides that it is valid for a longer period, up to a maximum of five years. In order to facilitate the registration at the Annual General Meeting, the power of attorney in original, certificates of registration and other documents of authority should be sent to the Company in advance to the address above for receipt by Monday, April 8, 2013. Forms of power of attorney in Swedish and English are available on Ericsson’s website.

Dividend

The Board of Directors has decided to propose the Annual General Meeting to resolve on a dividend of SEK 2.75 per share for the year 2012 and that Friday, April 12, 2013 will be the record date for dividend.

Financial information from Ericsson

Interim reports 2013:	•	Q1, April 24, 2013	•	Q3, October 24, 2013
	•	Q2, July 18, 2013	•	Q4, January 30, 2014

Annual Report 2013: March, 2014

2012 Form 20-F for the US market: March-April 2013

WHERE YOU CAN FIND OUT MORE

Information about Ericsson and its development is available on our website.

Annual and interim reports and other relevant shareholder information can be found on our website.

Ericsson headquarters

Torshamnsgatan 23

Kista, Stockholm, Sweden

Registered office

Telefonaktiebolaget LM Ericsson

SE–164 83 Stockholm, Sweden

Investor relations

For questions on the Company,

please contact Investor Relations:

Telephone: +46 10 719 00 00

Email: investor.relations@ ericsson.com

ERICSSON ANNUAL REPORT ON FORM 20-F 2012

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

April 8, 2013

By:	/s/ ROLAND HAGMAN
Roland Hagman

By:	/s/ NINA MACPHERSON
Nina Macpherson