Form 20-F
period 2013-12-31
ERICSSON LM TELEPHONE CO
filed 2014-04-08
CIK 717826

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2013

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

Telephone: +46 10 719 53 80, E-mail: roland.hagman@ericsson.com

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

☒  Large accelerated filer             ☐  Accelerated filer             ☐  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP   ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17  ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Ericsson Annual Report on Form 20-F 2013

FORM 20-F 2013 CROSS-REFERENCE TABLE

This document comprises the English version of our Swedish Annual Report for 2013 and our Annual Report on Form 20-F for the year ended December 31, 2013. Reference is made to the Form 20-F 2013 cross-reference table on pages i to vi hereof and the Supplemental Information beginning on page 135, which contains certain other information required by Form 20-F. Only (i) the information in this document that is referenced in the Form 20-F 2013 cross-reference table, (ii) the Supplemental Information, and (iii) the Exhibits required to be filed pursuant to the Form 20-F shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statement on Form F-3 filed on April 23, 2012 (File No. 333-180880) and any other documents filed by us pursuant to the Securities Act of 1933, as amended, which incorporates by reference the 2013 Form 20-F. Any information herein which is not referenced in the Form 20-F 2013 cross-reference table or filed as an exhibit thereto shall not be deemed to be so incorporated by reference.

This annual report includes financial measures that were not calculated or presented in accordance with IFRS, and we refer to these measures as non-IFRS financial measures. Reconciliations of these non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on pages 150-151 of this annual report.

Market data and certain industry forecasts used herein were obtained from internal surveys, market research, publicly available information and industry publications. While we believe that market research, publicly available information and industry publications we use are reliable, we have not independently verified market and industry data from third-party sources. Moreover, while we believe our internal surveys are reliable, they have not been verified by any independent source.

The information included on the websites that appear in the Annual Report on Form 20-F is not incorporated by reference in the report.

The following cross-reference table indicates where information required by Form 20-F may be found in this document.

Form 20-F Item Heading			Location in Document	Page Number
PART I
1	Identity of Directors, Senior management and advisers.		N/A

2	Offer statistics and timetable		N/A

3	Key information
	A	Selected financial data	Five-year summary	26
			Reconciliations to IFRS	150-151
			Financial terminology	153
			Supplemental information
			Exchange rates	153
	B	Capitalization and indebtedness	N/A	-
	C	Reason for offer and use of proceeds	N/A	-
	D	Risk factors	Risk factors	94-101

4	Info on the Company
	A	History and development of the Company	Our Business
			2013 at a glance—2013 in review	4
			Board of Directors’ Report
			Business in 2013	28
			Capital expenditures	31
			Notes to the Consolidated financial statements
			Note C26—Business combinations	84
			Supplemental information
			General facts on the Company	135
			Company history and development	135

i

Ericsson Annual Report on Form 20-F 2013

Form 20-F Item Heading			Location in Document	Page Number
	B	Business overview
			Our business
			This is Ericsson	1
			Our markets	10
			Our strategy	11-12
			How we create value	13-14
			Our solutions	19-22
			Regional development	25
			Board of Directors’ report
			Business in 2013	28
			Financial highlights—Research and development, patents and licensing	30
			Financial highlights—Seasonality	31
			Business results—Segments	32
			Business results—Regions	32-33
			Material contracts	35
			Sourcing and supply	36
			Sustainability and corporate responsibility	36-38
			Notes to the consolidated financial statements
			Note C3—Segment information	59-61
			Risk factors
			Market, technology and business risks	94-99
			Regulatory, compliance and corporate governance risks	99-100
			Corporate governance report 2013
			Regulation and compliance	105
			Form 20-F 2013 cross reference table	i
			Supplemental information
			Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2013 (ITRA)	147
	C	Organizational structure
			Supplemental information
			General facts on the company	135
			Investments	148-149
	D	Property, plants and equipment
			Our business
			Sustainability and corporate responsibility	17-18
			Supplemental information
			Primary manufacturing and assembly facilities	135
			Notes to the consolidated financial statements
			Note C11—Property, plant and equipment	67
			Note C27—Leasing	86
			Board of Directors’ report
			Financial highlights—Capital expenditures	31
			Sustainability and corporate responsibility	36-38
			Risk factors
			Regulatory, compliance and corporate governance risks	99-100

4A	Unresolved staff comments			-

5	Operating and financial review and prospects			-
	A	Operating results
			Our business
			Our segments	2
			2013 at a glance	3
			Our performance	23-24
			Regional development	25
			Five-year summary	26
			Board of Directors’ report
			Business in 2013	28
			Financial highlights	28-31
			Business results—Segments	32
			Business results—Regions	32-33
			Risk management	36
			Notes to the consolidated financial statements
			Note C1—Significant accounting policies	49-57
			Note C20—Financial risk management and financial instruments—Foreign exchange risk	79-80

Ericsson Annual Report on Form 20-F 2013

Form 20-F Item Heading			Location in Document	Page Number
			Risk Factors
			Market, technology and business risks	94-99
			Supplemental information
			Operating results	136-142
	B	Liquidity and capital resources
			Board of Directors’ report
			Financial highlights—Balance sheet and other performance indicators	29-30
			Financial highlights—Seasonality	31
			Financial highlights—Capital expenditures	31
			Notes to the consolidated financial statements
			Note C19—Interest-bearing liabilities	78
			Note C20—Financial risk management and financial instruments	79-82
			Note C25—Statement of cash flows	83
			Supplemental information
			Financial position	137-138
			Cash flow	139
	C	R&D, Patents and licenses, etc.
			Five-year summary	26
			Our business
			How we work—Technology and services leadership	15
			Board of Directors’ report
			Financial highlights—Research and development, patents and licensing	30
			Supplemental information
			Financial results of operations—Operating expenses	136
			Consolidated financial statements
			Consolidated income statement	42
	D	Trend information	Our business
			Market trends	7-9
			Our strategy	11-12
	E	Off-balance sheet arrangements
			Board of Directors’ report
			Financial highlights—Off-balance sheet arrangements	31
			Notes to the consolidated financial statements
			Note C14—Trade receivables and customer finance, Transfers of financial assets	71
			Note C24—Contingent liabilities	83
	F	Tabular disclosure of contractual obligations
			Notes to the consolidated financial statements
			Note C31—Contractual obligations	92

6	Directors, senior management and employees
	A	Directors and senior management
			Corporate governance report 2013
			Members of the Board of Directors	114-117
			Members of the Executive Leadership Team	122-123
	B	Compensation
			Board of Directors’ report
			Corporate governance—Remuneration	34-35
			Corporate Governance Report 2013
			Remuneration to Board members	113
			Remuneration report	127-130
			Notes to the consolidated financial statements
			Note C17—Post-employment benefits	73-76
			Note C28—Information regarding members of the Board of Directors, the Group management and employees	87-92
	C	Board practices
			Notes to the consolidated financial statements
			Note C28—Information regarding members of the Board of Directors, the Group management and employees Remuneration to the Board of Directors	87
			Corporate governance report 2013
			Board of Directors	108-110
			Committees of the Board of Directors—Audit committee	111-112
			Committees of the Board of Directors—Remuneration committee	112-113

Ericsson Annual Report on Form 20-F 2013

Form 20-F Item Heading			Location in Document	Page Number
	D	Employees
			Five-year summary	26
Notes to the Consolidated financial statements
			Note C28—Information regarding members of the Board of Directors, the Group management and employees Employee numbers, wages and salaries	91
	E	Share ownership
Share Information
			Shareholders	134
Corporate governance report 2013
			Shareholders	105-106
			Members of the Board of Directors	114-117
			Members of the Executive Leadership Team	122-123
Remuneration report
			Total remuneration	128-130
Notes to the consolidated financial statements
			Note C28—Information regarding members of the Board of Directors, the Group management and employees	87-92

7	Major shareholders and related party transactions
	A	Major shareholders
Corporate governance report 2013
			Shareholders	105-106
Share information
			Shareholders	134
	B	Related party transactions
Notes to the consolidated financial statements
			Note C29—Related party transactions	92
	C	Interests of experts and counsel	N/A

8	Financial information
	A	Consolidated statements and other financial information
Board of Directors’ report
			Legal proceedings	38-39
			Parent company—Proposed disposition of earnings	39-40
			Consolidated financial statements	42-48
Please see also Item 17 cross-references
			Report of independent registered public accounting firm	41
			Notes to the consolidated financial statements	49-92
Supplemental information
			Memorandum and articles of association—Dividends	142
	B	Significant changes	N/A

9	The offer and listing
	A	Offer and listing details
Share Information
			Share and ADS prices	133
	B	Plan of distribution	N/A
	C	Markets
Share Information
			Stock exchange trading	131
	D	Selling shareholders	N/A
	E	Dilution	N/A
	F	Expenses of the issue	N/A

Ericsson Annual Report on Form 20-F 2013

Form 20-F Item Heading			Location in Document	Page Number
10	Additional information
	A	Share capital	N/A
	B	Memorandum and articles of association

Supplemental information
			Memorandum and articles of association	142-143
	C	Material contracts
Board of Directors’ report
			Material contracts	35
Notes to the consolidated financial statements
			Note C31—Contractual obligations	92
	D	Exchange controls
Supplemental information
			Exchange controls	143
	E	Taxation
Supplemental information
			Taxation	143-146
	F	Dividends and paying agents	N/A
	G	Statement by experts	N/A
	H	Documents on display
Supplemental information
			General facts on the Company	135
	I	Subsidiary information	—

11	Quantitative and qualitative disclosures about market risk
	A	Quantitative information about market risk
Notes to the consolidated financial statements
			Note C20—Financial risk management and financial instruments	79-82
	B	Qualitative information about market risk
Board of Directors’ Report
			Risk management	36
Notes to the consolidated financial statements
			Note C20—Financial risk management and financial instruments	79-82
Corporate governance report 2013
			Management—Risk management	119-121
	C	Interim periods	N/A
	D	Safe harbor	N/A
	E	Small business issuers	N/A

12	Description of securities other than equity securities
	A	Debt securities	N/A
	B	Warrants and rights	N/A
	C	Other securities	N/A
	D	American Depositary Shares
Supplemental information
			Depositary fees and charges	146

PART II

13	Defaults, Dividends, Arrearages and Delinquencies		N/A

14	Material modifications to the rights of security holders and use of proceeds		N/A

15	Controls and Procedures
	A	Disclosure controls and procedures
Corporate governance report 2013
			Disclosure controls and procedures	124-125
	B	Management’s annual report on internal control over financial reporting
			Management’s report on internal control over financial reporting	93
	C	Attestation report of the registered public accounting firm	Report of Independent Registered Public Accounting Firm	41
	D	Changes in internal control over financial reporting
			Management’s report on internal control over financial reporting	93

v

Ericsson Annual Report on Form 20-F 2013

Form 20-F Item Heading			Location in Document	Page Number
16	Reserved
	A	Audit Committee financial expert
Corporate governance report 2013
Committees of the Board of Directors—
			Audit Committee—Members of the Audit Committee	111-112
	B	Code of Ethics
Our business
			How we work—Governance	16
Corporate governance report 2013
			Code of business ethics	105
Form 20-F 2013 cross-reference table
			Part III—Item 19—Exhibit 11	vi
Board of Directors’ report
			Corporate governance—Business integrity	33
	C	Principal accountant fees and services
Supplemental information
			Audit committee pre-approval policies and procedures	146
Notes to the consolidated financial statements
			Note C30—Fees to auditors	92
	D	Exemptions from the listing standards for Audit Committees
Supplemental information
			Corporate governance requirements	146
	E	Purchase of equity securities by the issuer and affiliated purchasers		–
	F	Change in registrant’s certifying accountant		–
	G	Corporate governance
Supplemental information
			Corporate governance requirements	146
	H	Mine safety disclosure		N/A

PART III

17	Financial statements
			Consolidated income statement and Consolidated statement of comprehensive income	42-43
			Consolidated balance sheet	44
			Consolidated statement of cash flows	45
			Consolidated statement of changes in equity	46-48
			Notes to the consolidated financial statements	49-92
			Report of independent registered public accounting firm	41

18	Financial statements		N/A

19	Exhibits
		Exhibit 1	Articles of Association *
		Exhibit 6	Please see Notes to the consolidated financial statements, Note C1 Significant accounting policies	49-57
		Exhibit 7	For definitions of certain ratios used in this report, please see Financial terminology	153
		Exhibit 8	Please see Supplemental Information—Investments	148-149
		Exhibit 11	Our Code of business ethics is included on our web site at www.ericsson.com/code-of-business-ethics
		Exhibit 12	302 Certifications
		Exhibit 13	906 Certifications
		Exhibit 15.1	Consent of independent registered public accounting firm

*	(Incorporated herein by reference to Exhibit 1 to the Annual Report on Form 20-F for the year ended December 31, 2011 filed by the registrant on April 4, 2012 (File No. 000-12033).)

Note: The Company’s holding in ST-Ericsson SA meets the requirements of Rule 3-09 under Regulation S-X for the provision of separate financial statements of ST-Ericsson SA, a non-listed Swiss company that has a December 31 fiscal year end.

The Company intends to file the financial statements of ST-Ericsson SA as of and for the year ended December 31, 2013 as an amendment to this Annual Report on Form 20-F as soon as practicable after they become available.

Ericsson Annual Report on Form 20-F 2013

THIS IS ERICSSON

We are a world-leading provider of communications networks, telecom services and support solutions. Here we look at some of the factors that make Ericsson unique.

Life in the Networked Society is becoming a reality for billions of people and millions of businesses around the world. As everything becomes connected, our world is changing. Our lives are changing. At Ericsson, we are proud of the central role we are playing in this evolution, using innovation to empower people, business and society. The solutions we provide allow people to communicate, work, study, do business and live more freely. They help create more efficient and more sustainable societies.

We have been leaders in telecommunications and related services ever since Lars Magnus Ericsson founded the company in 1876. Today, we are expanding into the Information and Communications Technology (ICT) arena, and becoming a major ICT solutions provider.

It is a natural progression: our research and innovations made mobile communications and broadband possible, and those technologies are powering modern technologies such as cloud computing, smart grids, machine-to-machine (M2M) communication and m-commerce. Every time you make a call or use an app on your smartphone, tablet or mobile computer, you are probably using one of our solutions and one of the networks provided or managed by us. When you watch video or TV, there is a good chance that one of our solutions is behind it—maybe even one of the technologies that have won us four Emmy awards.

As well as the advanced technology, we also provide world-leading services, software and infrastructure, mainly to telecom operators.

Ericsson has always been a company driven by innovation—in technology and business. That is why we were the pioneers in managed services. That is why we hold so many standards-essential patents. We see our leadership in technology and services as one of the foundations of our business.

•	Some 40 percent of global mobile traffic runs through networks we have supplied

•	Every major telecom operator in the world buys solutions or services from Ericsson

•	We manage networks that serve more than 1 billion subscribers globally

•	With more than 35,000 granted patents, we have one of the industry’s strongest patent portfolios.

OUR REGIONS

As a global company, we have created an efficient go-to-market organization based on 10 regions. Backed by our collective global knowledge, our regional competence and close customer relationships provide a solid foundation for profitable growth. In each of our regions, we work closely with customers to develop innovative, scalable solutions that help them increase revenue and reduce costs.

We share best practices across regions, which boosts both quality and efficiency. When a successful customer solution is identified and proven in one region, we can roll it out around the world, sharing common processes, methods and tools.

This knowledge-sharing, the expertise and local knowledge gained through working closely with customers combine to create global scale, another of the pillars of our business success.

Operators look to long-term partners such as Ericsson for support in every aspect of their business. To ensure a consistent offering towards all customers and enable economies of scale, the same set of engagement practices operate in each region: Mobile Broadband; Communication Services; Fixed Broadband and Convergence; Managed Services; Operations and Business Support Systems; and Television and Media Management.

BUSINESS UNITS

To best reflect our business, Ericsson reports four business segments. They are reflected in the four business units, each of which is responsible for developing and maintaining its specific portfolio of products, solutions and services.

Ericsson Annual Report on Form 20-F 2013

OUR SEGMENTS

Today, Ericsson has more than 114,000 people serving customers in over 180 countries. Our business is divided into four segments:

NETWORKS		GLOBAL SERVICES		SUPPORT SOLUTIONS		MODEMS

We provide the network infrastructure needed for mobile and fixed communication, including 2G, 3G and 4G radio networks, and IP core and transport networks. Our cost-efficient networks offer superior performance and ensure a quality user experience.		Through our 64,000 services professionals around the world, we deploy, operate and evolve networks and related support systems. Global Services includes professional services and network rollout.		The Support Solutions segment focuses on software for operations and business support systems (OSS and BSS), as well as TV and media management, and m-commerce.

A new segment in 2013, for design, development and sales of LTE multi-mode thin modems. The modem portfolio targets smartphone and tablet manufacturers.

Multi-technology and multi-band connectivity is essential for the Networked Society.

Revenue	Market share	Revenue	Market share	Revenue	Market share
SEK 117.7 BN	estimate	SEK 97.4 BN	estimate	SEK 12.2 BN	estimate
(2012: 117.3 bn)	25% in network equipment, key segments*	(2012: 97.0 bn)	13% in telecom services	(2012: 13.5 bn)	25% in IPTV
Operating	Market	Operating	Market	Operating	Market	Operating
margin	position	margin	position	margin	position	income
10%	#1	6%	#1	12%	#1	–0.5 BN
(2012: 6%)	in radio access	(2012: 6%)	in telecom services	(2012: 9%)	in OSS and BSS

*	Key segments include Radio, IP and Transport as well as Core.

Ericsson Annual Report on Form 20-F 2013

2013 AT A GLANCE

A look at some of the most important measures of our performance, and a summary of business highlights from around the world during 2013.

Ericsson Annual Report on Form 20-F 2013

2013 IN REVIEW

JANUARY – MARCH

•

In line with Ericsson’s services strategy to broaden its IT capabilities, the Company announced the intention to acquire Devoteam Telecom & Media operations in France, bringing consulting and systems integration capabilities.

•

Ericsson signed managed services agreements comprising fixed and mobile networks for telecom operators in India and Russia. Ericsson is responsible for network operations and field maintenance, and for driving modernization of tools, processes and best practices, in order to maximize operational efficiencies.

•	UK operator O2 signed an agreement with Ericsson to provide a 4G/ LTE-compatible core network and to deploy RBS 6000 multi-standard radio base stations for 50% of O2’s radio access network in the UK.

•

Ericsson introduced a service to provide testing and verification for devices and applications in its global device labs. Devices can be tested before launch to help make them more network-friendly, as well as to make networks themselves more device-friendly.

•

At Mobile World Congress (MWC), Ericsson met numerous customers, showcased a series of world firsts and launched new products and services, including in the areas of mobile broadband, operation and business support systems (OSS and BSS), m-commerce and managed services. Ericsson also announced its network-enabled cloud concept, a business platform that enables operators to generate new revenues and evolve network capabilities.

APRIL – JUNE

•

Ericsson announced its intention to acquire Microsoft Mediaroom, making Ericsson a leading player for innovative video distribution and IPTV across multiple networks and devices. The importance of video distribution capabilities is increasing as more and more LTE networks are deployed.

•

Energy company E.ON selected Ericsson to operate more than 600,000 smart metering points for its Swedish operations. Ericsson provides a hosted solution, including consulting and systems integration services.

•	Ericsson was named the global leader in telecom operations management by industry analyst firm Gartner.

•

Following the acquisition of Canadian Wi-Fi company BelAir Networks, Ericsson announced its 3GPP-compliant Wi-Fi network solution. It enables operators to incorporate telecom-grade Wi-Fi into their heterogeneous networks so that smartphone traffic can seamlessly shift between 3GPP and Wi-Fi networks.

•	Ericsson reached a milestone by providing managed services to networks that serve 1 billion subscribers.

•

Russian operator MTS selected Ericsson to build an LTE network covering approximately half of Russia. Ericsson supplies hardware and services for radio access and core networks. Under the three-year agreement, MTS’s 2G and 3G networks will also be further developed in several Russian regions.

JULY – SEPTEMBER

•

Acquisition of Canadian Telcocell broadened Ericsson’s systems integration capabilities for business support systems (BSS) in North America and strengthened its full ICT transformation services. Multi-vendor BSS systems integration and consulting are of great importance at the intersection of IT and telecom.

•	South Korean operator LG U+ commercially launched Ericsson’s LTE-Advanced (LTE-A) with carrier aggregation, combining spectrum bands for higher broadband speeds.

•	Ericsson and STMicroelectronics completed the split-up of the former ST-Ericsson joint venture on August 2.

•	Ericsson announced it would build three Global ICT Centers to support R&D in developing and verifying solutions, bringing innovations to the market faster.

•

Redefining the small-cell market, Ericsson announced the Ericsson Radio Dot System: a cellular radio unit that is small enough to fit in a hand, and provides enough indoor network coverage for a crowd. It enables operators and enterprises to offer a complete indoor solution for mobile broadband and voice services.

•

Russian operator Rostelecom, a provider of broadband and pay TV, has deployed the world’s largest operator content-delivery network (CDN) through a solution developed and integrated by Ericsson. The CDN is ground-breaking in terms of both capability and geographic span.

OCTOBER – DECEMBER

•

To meet the demand from traffic streams generated by innovative cloud services, Ericsson announced a new multiple-application board for the family of Smart Services Routers (SSR). This board is powered by the SNP 4000, a revolutionary processor introduced by Ericsson in March 2013.

•	As the world’s first LTE broadcast on a live network, Australian operator Telstra activated Ericsson’s LTE Broadcast solution on its commercial network to deliver high-quality video without buffering.

•

Ericsson’s complete Voice-over-LTE (VoLTE) solution was selected by Japanese operator SoftBank Mobile. Ericsson’s VoLTE solution offers telecom-grade HD voice and video calling alongside simultaneous enriched multimedia services on LTE smartphones.

•

Ericsson was selected by China Mobile to deploy LTE in 15 provinces in mainland China. Ericsson is the main supplier of the core network and will deploy a radio access network based on its RBS 6000 radio base station. The contract also includes network design and optimization services.

•

Japanese operator KDDI selected Ericsson as one of the prime vendors to deploy its LTE system and Evolved Packet Core (EPC) network. This was the first time that KDDI selected Ericsson to implement a radio access network, based on RBS 6000. In addition to network solutions, Ericsson will provide related services such as network rollout and systems integration.

Ericsson Annual Report on Form 20-F 2013

LETTER FROM THE CEO

Ericsson is on a journey of transformation. Building on our technology and services leadership in telecoms, we are becoming a leader in Information and Communications Technology (ICT), a driving force in the Networked Society. Let us look at some milestones from last year, and explore the road ahead.

DEAR SHAREHOLDERS

As the world is changing into a Networked Society, it is starting to transform virtually all industries. The music industry was early out with digital distribution and new business models as a result of mobility, broadband and cloud creating new opportunities. The networks are becoming more relevant not only to people using their smartphones, but also to businesses and society at large. In light of this development, both operators and vendors are making strategic choices based on their respective assets. It is a truly exciting time in the industry.

Let’s look more closely at developments at Ericsson in 2013. In our core business, we redefined the small-cell market with our Radio Dot System. We have established ourselves in the Chinese 4G market with TD-LTE, after a weaker position in 3G where we did not participate in the TD-SCDMA technology. The majority of the European network modernization projects, which put pressure on our margins in recent years, are now behind us; in line with our strategy we now have a strong installed base in Europe. In parallel, we have strengthened in services across North America and are now the leaders in both infrastructure and telecom services in the world’s most advanced ICT market.

We have continued with our strategy of expanding into targeted areas such as TV and media, IP, cloud, as well as OSS and BSS. And we have refocused our position in modems, winding up the ST-Ericsson joint venture and establishing our own thin modems business. We further strengthened our global services capabilities all over the world. And we continue to invest in research and development—SEK 162 billion in the past five years alone. We build on our core assets—our technology and services leadership and our global scale—as part of our constant evolution, something that is vital for maintaining our leading position in a transforming industry.

Our technology leadership is built on our investments in R&D and evidenced by more than 35,000 granted patents, one of the industry’s strongest patent portfolios. During the year we closed an IPR (intellectual property rights) and licensing agreement with Samsung that is important not only to Ericsson but to the whole industry as it shows the benefits of sharing technology on fair, reasonable and non-discriminatory (FRAND) terms. The multi-year agreement, which ends the patent-related legal disputes between the companies, consists of an initial payment and ongoing royalty payments going forward.

Profitability

Our focus on profitability is now starting to pay off, with stable margins in Professional Services and a steady improvement in Networks during the year. Operating income was up from SEK 10.5 billion in 2012 to SEK 17.8 billion in 2013, with our operating margin increasing from 5% to 8%.

In North America we saw a strong start to the year as two major coverage projects peaked, with a subsequent weaker second half of 2013. We expect more capacity projects in Networks, continued momentum for Professional Services and growth in Support Solutions such as TV and media following the acquisition of Mediaroom from Microsoft.

As I mentioned earlier, the big European network modernization projects are coming to an end and we expect the telecom industry in Europe to improve, driven by macroeconomic improvements as well as a recent investment announcement by a large operator that could trigger others to invest.

It was a challenging year in Northeast Asia. This was primarily due to reduced activity and currency headwinds in Japan, where we are approaching completion of a major project, and a structural decline in GSM sales in China.

Ericsson Annual Report on Form 20-F 2013

But late in the year we won important contracts for rolling out 4G both in China and Japan.

And now we have integrated Modems into the business, providing the device connectivity that is so important in the Networked Society.

Growth

From 2012 to 2016, we expect a compound annual growth rate of more than 4% in the market segments that we address, measured in USD, with some variation between market segments and years.

The underlying fundamentals for growth in the industry are intact. Mobile broadband continued to grow, with subscriptions increasing 40% to 2.1 billion during 2013. By 2019, we expect to see 9 billion mobile subscriptions, with three times as many smartphones as today, and 8 billion mobile broadband subscriptions.

Sustainable development was high on the agenda during 2013 and we lead the industry in working holistically with sustainability issues to drive growth in a way that positively impacts the triple bottom line. We focus on the issues where we can make the biggest difference: accessibility and affordability of mobile communication; the energy and materials performance of our products and solutions and our own activities; climate change and urbanization, business ethics, and employee engagement. We have made progress during the year and we will continue to use our strength to ensure that technology is a force for positive, lasting change in the world.

Strategic direction

We have set out a clear long-term strategy framework, where we are determined to evolve to become the industry leader in the Networked Society. This framework has three components:

•	Excel in our core business—radio, core and transmission, and telecom services

•	Establish leadership in targeted areas—modems, cloud, IP networks, TV and media, as well as OSS and BSS

•	Expand business in new areas.

The road ahead

The key focus areas outlined at our 2013 Investor Day remain the foundation for our strategy for 2014 and the years ahead.

•

We will continue to pursue profitable growth, by making the most out of our existing footprint, increasing sales in new and targeted areas, increasing the share of IPR and software sales, and improving earnings in network rollout.

•

We will continue to reduce costs and improve efficiency, thanks to a better order-to-cash process and structural improvements; by industrializing, centralizing and automating our processes, and getting the most out of our global skills base; and by continuing to implement lean and agile ways of working across our R&D.

•

And we will keep on demonstrating commercial excellence, by evolving our infrastructure software model to a complete ICT environment, through consistent price management and by getting a price premium for first-class network performance.

The long-term fundamentals in the industry remain attractive and we are in a strong position to capture the opportunities that lie ahead. To assist me in achieving this, I have a dedicated, global organization with talented employees who work tirelessly to ensure that Ericsson continues to generate sustainable value for our shareholders and customers.

Hans Vestberg

President and CEO

Ericsson Annual Report on Form 20-F 2013

MARKET TRENDS

New ICT solutions are transforming the way people, business and society communicate and collaborate.

The Networked Society brings innovation and progress to private life, business and society. New forms of collaboration, participation and sharing, as well as new ways to meet customer needs and build value, are making the network more and more essential to all aspects of everyday life.

All around the world, people are demanding greater mobility, better broadband and more access to cloud-based services. These three factors are driving the evolution of the Networked Society.

MOBILE BROADBAND OPPORTUNITIES

Connections are the starting point of the Networked Society. There are currently approximately 6.7 billion mobile subscriptions around the world, and the proportion of the global population with mobile network access—known as population coverage—is constantly increasing as more radio base stations are deployed. And the different generations of mobile technology are reaching out to more and more people every year.

GSM/EDGE technology has by far the widest reach today, covering more than 85% of global population. The areas yet to be reached by GSM/EDGE in those countries that use the technology are sparsely populated.

Further expansion of WCDMA/HSPA will be driven by increased user demand for internet access, the growing affordability of smartphones and regulatory requirements to connect the unconnected.

Even in the early days of LTE rollout, at the end of 2012, it was estimated that the technology covered 10% of the world’s population. Looking ahead six years, Ericsson predicts that this will increase to more than 65%.

In 2013, global smartphone shipments outnumbered those of classic feature phones. The 1.9 billion smartphones subscriptions today are mainly in mid-to-high-end markets; the next billion is set to be mass-market phones now being introduced at USD 50-100. The continued growth in smartphones is changing consumer behavior and creating new lifestyles around the world. Another factor is the accelerating usage of tablets of which only around 25% are currently connected to mobile networks.

A large proportion of the increasing data traffic—for smartphones, tablets and computers—comes from video, on websites, and through streaming, downloads, video applications and gaming. Video is more sensitive to network

Ericsson Annual Report on Form 20-F 2013

quality than many other forms of data traffic, a fact that makes network performance even more important.

The opportunities that these factors represent will increase demand for networks, drive the expansion of mobile broadband and pave the way for growth in new information services and data business.

CHANGING CONSUMER EXPECTATIONS

Today’s social, collaborative and sharing culture brings individual empowerment, new consumption patterns and stronger civic participation. It also brings an expectation of an always-on connection to the network and access to services wherever you are. For many people, a service delivered over the network—rather than ownership—is becoming the preferred way to consume and access content such as music and video, and is also becoming increasingly important in areas such as health, education and other public services.

INNOVATION IN ENTERPRISES

Industries such as media, commerce, utilities, transportation, health and education are using ICT to create new business and improve performance of today’s operations. New, disruptive players, such as Spotify and Netflix, are challenging the prevailing models of their respective music and television/video industries. This accelerating innovation power is based on the combination of skilled, demanding users who expect better ways to get what they want, the availability of highly capable networks, and powerful ICT-based business platforms.

OPERATOR BUSINESS DEVELOPMENT

Operators are at the center of the development of the Networked Society. Significantly, they are capitalizing on the growth in mobile broadband growth by introducing new pricing and revenue models. Rather than the all-you-can-eat models of a few years ago, we now see better-targeted offerings based on usage patterns, capacity, service bundles, multi-device plans and real-time features such as top-up plans. Operators are also increasing investments in, and focus on, developing new businesses in media and entertainment, cloud and IT services, machine-to-machine communications and enterprise offerings, as well as industry solutions in areas such as connected cars, health services and mobile money.

DIFFERENTIATION THROUGH NETWORK PERFORMANCE

In a smartphone and tablet-centric world, broadband becomes the main enabler and applications a key service model. The consumer and business user experience is increasingly determined by the actual performance of applications, and the network needs not only to provide access but also safeguard and optimize the actual performance of the applications used. Research by Ericsson ConsumerLab provides clear evidence of the business value of a superior consumer experience.

Operators that establish, demonstrate and promote a better user experience can take a lead in terms of satisfaction, loyalty and business value. Ericsson has established an approach to assessing and securing the performance of networks in relation to a real application experience. We call it App Coverage and have developed a set of indicators to measure and ensure network performance in terms of the application experience. We discuss this concept further in the Mobile Broadband section on Page 19.

OPERATOR TRANSFORMATION

Higher data volumes, more devices, demanding applications and new service offerings to consumers, enterprises and industries all increase pressure on operators to meet customer expectations. This calls for a rapid transformation where improved network performance, more efficient processes and better structured OSS and BSS implementations enable the proactivity, agility and performance that the business portfolio requires.

The combination of Ericsson’s technology and services leadership with business expertise and wide network of partners allows us to contribute to both network and business transformation for operators in markets around the world.

Ericsson Annual Report on Form 20-F 2013

OPERATOR EVOLUTION

Many operators are focusing on the user experience as a means of differentiation, with improved customer service and added-value services in order to increase customer loyalty and reduce retention costs. Increased focus on improved efficiency and core business is in many cases leading to new operational practices such as outsourcing and managed services partnerships.

Operators are also taking a sharper strategic focus. The three roles here are representative strategies adopted by several customers:

•	Network developers concentrate on connectivity and communication services. Network performance and efficiency are key priorities.

•

Service enablers establish systems and platforms that enable new enterprise practices such as IT cloud services and business processes as well as added-value services to enrich the consumer experience.

•

Service creators take the lead in providing innovative new services, and are active participants in the establishment of new ecosystems in markets such as digital health, connected cars, smart homes and cities.

Ericsson works closely with operators to support their different strategic development ambitions, providing solutions that grow business and meet the operational priorities of all three roles. Among our key offerings are:

•

High-performance networks that meet the most demanding service requirements from users and are open for the development of new business in areas such as new connectivity services, machine-to-machine, IP, heterogeneous networks, cloud and data monetization.

•	Network and business transformation to increase efficiency and provide a differentiated customer experience.

•	Business support solutions that allow the agile introduction of new pricing models and offerings with appealing combinations of new subscription packages with added-value services and partnerships.

•	Systems integration expertise and communication solutions that provide expansion opportunities and new enterprise offerings.

•	Platforms and development projects to expand into industry-specific solutions with machine-to-machine and applications for specific industries.

Ericsson’s technical and business expertise and solutions make it possible for operators to explore new roles and capture the new opportunities they can offer.

Ericsson Annual Report on Form 20-F 2013

OUR MARKETS

Understanding of our customers and their businesses helps us provide innovative offerings that ensure we and they stay ahead in every market.

CUSTOMERS IN MORE THAN 180 COUNTRIES

Ericsson’s business is characterized by long-term relationships, mainly with large telecom operators. We serve more than 500 operator customers, and an increasing number of non-operator customers, in more than 180 countries. We have been in many of these markets for more than 100 years.

We provide solutions and services to all major telecom operators in the world. Sales to telecom operators represent the vast majority of our revenues. Our ten largest customers, of which half are multinational, account for 44% of our net sales.

Our customers operate in a variety of markets and are at various levels of technological maturity. Their business focuses also differ depending on the maturity of their markets.

The installed base of radio networks is the foundation for Ericsson’s business with mobile operators. We are also expanding into other domains such as IP core networks, OSS and BSS, as well as the TV and media markets.

Over the past ten years, we have built a significant services business, representing 43% of net sales in 2013 (42% in 2012). Ericsson pioneered managed services, and continues to be the undisputed leader. Success in areas such as managed services, consulting and systems integration in turn creates opportunities for more business.

In recent years, we have expanded into TV and media. Users are consuming more video, which is an increasing source of data traffic in mobile networks—35% at the end of 2013. Video is forecast to account for more than half of all mobile network traffic in 2019. In this domain, we can reuse skills, methods and tools from our telecom managed services in the operation of broadcast services for TV and media companies.

Through the acquisition of Tandberg Television in 2007 and Microsoft’s Mediaroom in 2013, we are now also a leader in the IPTV and video compression business, with multi-screen solutions for TV Anywhere.

REINVENTING THE WAY COMPANIES CREATE VALUE

To build the Networked Society, we have to offer our innovations more widely than to operators alone. This requires new ways to extend our reach. Today we also engage directly with customers in selected industry verticals—particularly utilities, transport and public safety.

Our aim is to reuse products, solutions and services for these customers. They either have similar business models to telecom operators, or gain from mobile broadband and the larger opportunity to connect anything that benefits from being connected. Connectivity is helping these sectors reinvent the way they create value.

Sometimes we do business in direct collaboration with these companies, and sometimes together with our operator customers. Business requirements—such as handling large volumes of subscription data, in machine-to-machine applications, for example—are often a common factor. Our strategy is to explore and commercialize emerging opportunities within and between these sectors.

Since the split-up of our joint venture ST-Ericsson in 2013, and the establishment of the Modems segment, handset and device manufacturers have become a new customer segment, to whom we will supply multi-mode thin modems.

Ericsson Annual Report on Form 20-F 2013

OUR STRATEGY

We aim to become a leading Information and Communications Technology (ICT) solutions provider by combining our core assets: Our people, our technology and services leadership, and global scale.

VISION AND MISSION

Ericsson’s vision is to be the prime driver in an all-communicating world. By using innovation to empower people, business and society, we are enabling the Networked Society, in which everything that benefits from a connection will be connected.

OUR STRATEGY

Ericsson’s strategy builds directly on our vision of a connected world in which broadband, mobility and the cloud combine to create the Networked Society.

The strategy is based on four pillars:

•	Excel in networks

•	Expand in services

•	Extend in support solutions

•	Establish a leading position in Networked Society enablers.

We are executing this strategy by leveraging our technology and services leadership combined with our global scale. These competitive advantages, together with the skills and experience of our employees, make Ericsson a true end-to-end business partner for network operators and customers in selected industry verticals as the Networked Society becomes a reality.

Our go-to-market approach is built on business units and regions. The business units develop solutions for specific business areas, while the regions cultivate strong relationships with our customers. This allows us to address customers’ needs, keep them satisfied and ensure we always deliver what we promise.

Our position and our influence also give us an opportunity – and a responsibility – to help address urgent global challenges such as poverty, human rights and climate change.

EXCEL IN NETWORKS

We will excel with a leading portfolio for high-performance networks. Our wanted position is to remain No.1 in networks for service providers and lead the transition to the network architecture that will enable the Networked Society.

Ericsson Annual Report on Form 20-F 2013

We intend to simplify the management of every component of an operator’s network, while exploring opportunities to build new services based on areas such as big data and analytics on top of networks.

As the leader in radio evolution, Ericsson will continue to drive the introduction of new standards and technologies, while defending our existing business with a strong migration story. We can build on our leading position in mobile backhaul and packet core networks to grow our footprint in IP and transport, and use our network experience to create compelling cloud solutions.

EXPAND IN SERVICES

We expect to expand our No.1 position in services for operators by becoming a professional services partner to new types of customers in selected industry verticals. The strength of our services business proves the value of combining local capabilities with global scale, and we will continue with this proven strategy while prioritizing innovation, competence and cost control.

Top of the agenda is ensuring the continued transformation of our professional services capabilities. This means continuing to build capabilities in IT services and ensuring we reuse and standardize as much as possible – a process we refer to as services industrialization. We expect to also expand in product-related services, where we will extend our capabilities in designing and optimizing networks and move into services for heterogeneous networks, wireless networks that use a range of access technologies.

We expect to continue to lead in managed services. At the same time, we intend to build our consulting and systems integration competencies further, with an increased focus on extending our OSS, BSS and IP network transformation offerings, and continuing to explore opportunities in industry verticals.

EXTEND IN SUPPORT SOLUTIONS

Our priority is to extend our support solutions business with OSS and BSS as well as TV and media solutions to get the most out of networks. Ericsson strives to provide solutions that contribute to the best customer experience, business innovation and business efficiency.

We intend to build on our extensive installed OSS and BSS base to strengthen our position even further. In particular, we continue to focus on customer experience management and analytics, cloud and next-generation business intelligence. In addition, we intend to use our m-commerce strength in developing markets to provide banking capabilities to everyone. Our acquisition of Microsoft’s Mediaroom shows our commitment to capturing the opportunities created by the ongoing transformation of TV and media. Our ambition is to be the industry’s TV and media partner of choice, and we strive to enable the most efficient video-delivery networks, exploit the growing need for on-demand content management and lead in the multi-screen and multi-platform market.

ESTABLISH A LEADING POSITION IN NETWORKED SOCIETY ENABLERS

With the Networked Society becoming a reality, we are establishing ourselves in the emerging new business landscape. Building on our technology and services leadership with intellectual property rights, machine-to-machine platforms and modems, we are creating new business with players across the selected industry verticals of the utility, transportation and public safety industries.

Ericsson’s capabilities, combined with our proven record of commercializing advanced ICT solutions, position us perfectly to build solutions that bring new innovative capabilities into these industry verticals while providing new efficiencies of scale.

LONG-TERM STRATEGY FRAMEWORK

Evolving to be the industry leader in the Networked Society, based on our core business, we expect to grow in targeted areas and invest in new areas.

•	We are focusing on increasing profit from the portfolio in our core business.

•	We aim to establish leadership in the targeted areas of OSS and BSS, TV and Media, IP Networks, Cloud and Modems.

•	We are seeking to expand business in new areas that are critical to the Networked Society and where our capabilities will make a significant difference.

As we allocate capital to support this strategy, investment in services capabilities goes hand in hand with investment in product development. Our growth strategy, leveraging our market footprint, is primarily through organic growth, but also in combination with acquisitions and partnerships.

Ericsson Annual Report on Form 20-F 2013

HOW WE CREATE VALUE

Ericsson develops and applies various business models for different types of businesses and different parts of the portfolio. Here we discuss two of our main business models targeting telecom operators.

Ericsson has worked for many years with large network-infrastructure projects. The operation of the resulting complex networks created a demand for managed services. The advent of mobile data led to a need for software-based support systems to monetize data services. Over the years, the business models have evolved to meet customer demand. All have similar basic investment-to-value models, but with some significant differences.

They all start with an initial investment phase, such as research and the development of new products, solutions and services.

The early phases of both infrastructure coverage and managed services projects have lower margins and profits, as explained in the diagrams on the next page. Profitability improves in both cases as the projects develop and mature.

Ericsson Annual Report on Form 20-F 2013

MOBILE BROADBAND INFRASTRUCTURE BUSINESS MODEL

Our most traditional business model is in network infrastructure, delivering and rolling out a physical network including all necessary hardware and software. The first phase involves building coverage across one or more geographical areas and often includes network rollout services. Subsequent phases include increasing network capacity, and adding functionality. Services include network design and optimization, and systems integration.

The initial build and rollout phase can take several years, is capital-intensive, open to competitive bidding, and usually involves lower margins. The later phases, extending the capacity and functionality of the established footprint, often involve a lower share of hardware but more professional services and software, which can be deployed remotely. These phases generally produce higher margins. The differing nature of the phases makes it important that we find a beneficial mix of coverage and capacity projects, in order to secure a good balance between growth and profitability.

MANAGED SERVICES BUSINESS MODEL

A different model applies to our managed services business. We take over aspects of a customer’s business operation, or even the entire operation, for a period of up to seven years. Staff and expertise are often transferred from the customer to Ericsson. The initial transition and transformation phases can involve significant costs up front. But by simplifying, implementing and consolidating resources, tools, methods and processes, we step by step reduce the costs and improve our returns. Most such contracts are subsequently renewed. We have a good balance of contracts in the transition, transformation and optimization phases – with the vast majority of the business in the optimization phase – which has a beneficial effect on revenue and cash flow.

Ericsson Annual Report on Form 20-F 2013

HOW WE WORK

Our competitive advantages and core values, our people and our ways of working, all combine to ensure we are always innovative and efficient, and do business responsibly and sustainably.

TECHNOLOGY AND SERVICES LEADERSHIP

Innovative solutions and unparalleled service offerings

We support our customers in the new ICT landscape by combining the advantages of our leadership in technology and services capabilities.

Our technical expertise is driven by innovation, research and development, delivering high network performance and enabling our customers to be first to market where it matters. We hold one of the largest patent portfolios in the industry, with more than 35,000 granted patents worldwide. We supplied the world’s first LTE network and have maintained our leading LTE position since the first rollout of LTE in 2009. We are also a leading support systems provider.

Ericsson is also the largest telecom services provider in the world, supporting operators in creating competitive, attractive and appealing offerings to consumers, while providing managed services to networks that serve more than 1 billion subscribers worldwide. We pioneered managed services for the telecom industry more than 10 years ago and remain the leader today.

GLOBAL SCALE

Local presence combined with global scale

With operations and customers in more than 180 countries, we have established relationships with all the world’s major telecom operators. We use worldwide standards, combined with global economies of scale in research and development, production and service delivery, to ensure that our products and services are efficient and of high quality wherever they are deployed.

Our technology handles approximately 40% of the world’s mobile traffic and around 50% of all global LTE smartphone traffic goes through networks delivered by Ericsson. Our capabilities and business understanding in telecom, datacom and media are prerequisites for large-scale ICT transformation projects. Every year, we deliver approximately 1500 consulting, systems integration and learning services projects in multi-vendor and multi-technology environments.

Ericsson’s core values

Our values are the foundation of our culture. They guide us in our daily work, in how we relate to each other and the world around us, and in the way we do business.

Ericsson Annual Report on Form 20-F 2013

OUR PEOPLE

People have made Ericsson what it is today. Our people with their ingenuity and professionalism are at the heart of the success we achieve today and aspire to tomorrow. By working with Ericsson, they are helping build the Networked Society and create a more sustainable world.

Our people work with us because we can help them fulfill their career ambitions and reward their effort and commitment. Working for Ericsson encourages and stimulates creativity and initiative in an environment that embraces innovation and rapid change.

To attract the best people, help them reach their full potential and engage them on the way, our People Strategy has four objectives:

Attract talent

To attract exceptional talent, we take a strategic approach to becoming an employer of choice wherever we operate. We want to be recognized as the company that will fulfill the personal and career ambitions of a potential employee.

Develop talent

Talent needs to be nurtured and encouraged, and we place great emphasis on identifying talented professionals early in their careers. We have a structured approach to identifying and assessing talent, and have created an environment in which employees can achieve their full potential. Our comprehensive career and competence model, supported by online and classroom training from Ericsson Academy and on-the-job development helps employees to build their careers and develop capabilities that contribute to the company’s continued success.

Develop leaders

Strong leaders are essential for Ericsson to keep our technology and services leadership amid evolving business conditions. That is why we constantly reexamine the leadership skills and competencies required to maintain our leading position. An annual process identifies, assesses and develops people to assume strategic roles in the company. Our leadership pipeline is under continual review to ensure that we develop the right leadership capabilities at all levels in the organization.

Embrace diversity

Different people bring different points of view and different solutions to challenges – essential factors in our constant search for better, more effective solutions for our customers. We strive for our management teams and employee base to be as diverse as the world in which we live.

A diverse and inclusive workforce drives innovation and leads to high-performing teams and superior business results.

TOOLS, METHODS AND PROCESSES

As a global organization, Ericsson uses a system of standardized tools, processes and methods to ensure simplicity and efficiency, guarantee aligned service offerings and quality levels, and deliver economies of scale.

Our regional organizations, all of which include six engagement practices, allow us to identify best practices, methods and processes from any individual market, and then adapt and reuse them globally.

The Ericsson Group Management System (EGMS) is used in all operations covering all units around the world. Its consistency and global reach helps ensure that the way we work meets the objectives of Ericsson’s major stakeholders, building trust. The EGMS framework defines structure, rules and requirements for compliance with applicable laws, listing requirements, governance standards and other requirements.

In addition, we employ a system of audits and assessments to determine compliance and to provide valuable information for understanding, analyzing and continually improving performance.

GOVERNANCE

Good corporate governance forms the basis for building a robust corporate culture throughout a global organization. Ericsson maintains a constant focus on corporate governance issues including the establishment of efficient and reliable controls and procedures, and on promoting sustainable and responsible business practices. It is crucial that such business practices are valued and followed by all people in the organization.

All Ericsson employees are responsible for adhering to Ericsson’s Code of Business Ethics, which summarizes the Group’s basic policies and directives, and emphasizes the importance of integrity in all business activities.

Ericsson Annual Report on Form 20-F 2013

SUSTAINABILITY AND CORPORATE RESPONSIBILITY

Sustainability and corporate responsibility are integral aspects of our business, reflected in our strategy and governance.

Ericsson aims to lead the industry in providing significant and measureable contributions to a sustainable Networked Society. Through our commitment and actions, we demonstrate that we are a trusted partner for our stakeholders.

Our Sustainability and Corporate Responsibility program has three key focus areas closely connected to our business and where we can have the greatest impact:

•	Conducting business responsibility

•	Maximizing environmental and energy performance

•	Advocating Technology for Good.

CONDUCTING BUSINESS RESPONSIBLY

Ericsson is committed to upholding the UN Global Compact Principles, and reported in line with the Global Compact Advanced level for the first time in 2013.

We are also committed to the UN Guiding Principles on Business and Human Rights, and work actively to respect human rights throughout our operations.

In Myanmar we received a Corporate Social Responsibility Special Recognition Award from Télécoms Sans Frontiéres. Ericsson was also recognized by Swedish insurance company Folksam as a “role model company” for our work with human rights.

As part of our zero tolerance for corruption, we have continued to develop our anti-corruption program. This included a new version of an anti-corruption e-learning course which has now been completed by approximately 85,000 employees.

MAXIMIZING ENVIRONMENTAL AND ENERGY PERFORMANCE

We continue to improve energy efficiency across our entire portfolio. Our latest generation of network infrastructure equipment provides better performance than previous generations while consuming less electricity.

Examples include:

•	The RBS 6000 radio base station, part of our core portfolio, which provides energy-efficient coverage and capacity.

•

Increasing deployment of our energy-efficient Psi coverage solution in markets such as Egypt, Bangladesh, Brazil and Turkey. These deployments have shown energy savings of 40% compared with traditional solutions.

•

By reducing indoor cell sizes and bringing the network closer to users, the Radio Dot System can reduce indoor solution power requirements. It also prolongs the battery life of devices such as smartphones and tablets frequently used in enterprise environments.

•

Our own operations are also yielding significant energy savings, in areas such as business travel, the efficiency of Ericsson facilities and the way we ship our products. We are working toward a five-year target of reducing CO2 emissions per employee by 30% and keeping absolute CO2 emissions at 2011 levels, despite forecast growth in sales and employees.

•	When we take back our products, we reuse or recycle 98% of the materials. We also continued to expand our ecology management program in 2013.

Ericsson Annual Report on Form 20-F 2013

SUSTAINABILITY ADVOCACY

In early 2013, the Broadband Commission on Digital Development established a Task Force on Sustainable Development, chaired by our CEO Hans Vestberg, to explore some of the issues surrounding how broadband can best contribute to development goals. The Ericsson-led Broadband Commission Task Force report “Transformative Solutions for 2015 and Beyond” examines the role broadband and ICT can play as transformative solutions for achieving sustainable development for all.

Hans Vestberg was also a member of the Leadership Council for the Sustainable Development Solutions Network, which submitted a report to the UN Secretary-General, “An Action Agenda for Sustainable Development,” in 2013.

Our Energy and Carbon Report analyzed the growing use of ICT. It showed that while the expansion of ICT is stimulating economic growth and development, the resulting increase in carbon emissions is expected to be marginal, with the sector as a whole not seen as contributing more than 2% of global CO2 emissions.

At Ericsson’s NEST thought-leadership event in 2013, we announced a collaboration with UN-Habitat for research and involvement in promoting sustainable cities, getting maximum value out of ICT investments, and carrying out collaborative research and specific initiatives that provide valuable insights for city leaders and policy makers.

TECHNOLOGY FOR GOOD

Our Technology For Good program continues to work with several initiatives helping people and communities address global challenges at the local, regional and international levels.

Connect to Learn is a global initiative providing quality secondary education to children, especially girls, worldwide. From its inception in 2010 up to late 2013, Connect to Learn had been established in 15 countries in cooperation with 10 operators. The initiative benefits nearly 40,000 students in schools across three continents.

Our work with Refugees United progressed over the year with the launch of the service in the Democratic Republic of Congo. By year-end, there were more than 250,000 refugees registered on the platform, so we are a quarter of the way toward our 2015 goal of helping 1 million people separated by conflict or disaster come in contact with loved ones.

Ericsson supported the Whitaker Development and Peace Initiative’s (WPDI) Harmonizer program in Mexico. Harmonizer encourages social change and transformation in urban areas affected by violence and conflict, while the WPDI provides training in areas such as conflict resolution, community building and ICT for vulnerable youth living through the aftermath of violence and conflict.

This project is part of the Youth Peacemaker Network (YPN), a program that has been already established by the WPDI in South Sudan and Uganda, where Ericsson is also a partner. The YPN is a global initiative that seeks to nurture a new generation of leaders committed to reconciliation and conflict prevention.

At the request of our partners at the World Food Programme and the Emergency Telecommunications Cluster, Ericsson Response, our employee volunteer program, deployed volunteers to the Philippines in response to the disaster caused by the super typhoon Haiyan/Yolanda. The wireless internet access provided to more than 2,500 humanitarian aid workers allowed them to organize their disaster relief operations.

Ericsson Annual Report on Form 20-F 2013

OUR SOLUTIONS

We have the competence, the skills and the solutions our customers need to tackle the challenges of today and tomorrow.

MOBILE BROADBAND

•	Providing, upgrading and transforming network infrastructure

•	Supporting operators in adoption of new data-centric business models

•	Helping operators meet demand by introducing the ‘App Coverage’ approach

•	Building heterogeneous networks using small cells, improving indoor and urban coverage

Mobile data traffic continued to grow rapidly in 2013. The rising number of smartphone subscriptions is a key driver for mobile data traffic growth, together with the fact that users are consuming more data per subscription – mainly driven by video. Total smartphone subscriptions reached 1.9 billion during 2013 and the number of subscriptions for mobile PCs, tablets and mobile routers reached 300 million. The majority of mobile broadband subscribers are connected using 3G/WCDMA networks, but increasing numbers are gaining access to 4G/LTE.

With our offerings, operators can cost-effectively meet consumer and enterprise demand for services anywhere, anytime. Besides increasing coverage, speed and capacity, operators are differentiating their services and adapting them to new business models.

A change in perspective

Operators need new ways to define performance so they can build and manage their networks in the most efficient way. Ericsson’s “App Coverage” concept advances the definition of performance beyond traditional population coverage, measuring whether a network delivers the performance required to run a particular application with acceptable quality.

Using this app-centric approach, our services and tools help operators determine where and when coverage and capacity need to be added or improved for an optimal user experience.

To increase network coverage and capacity in densely populated urban areas, we are building heterogeneous networks, improving our macro radio base stations while complementing them with smaller base stations including Wi-Fi. This provides the required App Coverage and sufficient capacity in high-load areas, such as malls, transport hubs, hotels and offices.

We expect LTE to keep expanding from 175 million subscriptions in 2013, reaching around 2.6 billion in 2019 and covering more than 65% of the world’s population. We also see 2G/GSM/ EDGE networks continuing to be an important part of the ecosystem, and a complement to 3G/WCDMA/HSPA and 4G/LTE coverage.

The building blocks

We build network infrastructure with the following main components:

•

The RBS 6000 multi-standard platform for radio base stations. It supports GSM/EDGE, CDMA, WCDMA/HSPA and LTE in a single unit, ensuring a smooth transition to new technologies. Upgrades and expansions usually involve software and services, often delivered remotely.

•	The Ericsson Blade System for network control functionality in fixed and mobile core networks.

•

The SSR 8000 family of smart services routers for network gateways. The multi-application, high-capacity platform improves network performance and supports service differentiation in fixed and mobile networks.

•

Optimized backhaul solutions. The introduction of heterogeneous networks means many new sites, challenging traditional solutions for backhaul and synchronization. Our backhaul solutions use technologies such as microwave, optical and satellite.

Ericsson Annual Report on Form 20-F 2013

•	Our network design and optimization services ensure that networks can handle high levels of data traffic while maintaining service quality and user experience.

•	Ericsson’s network rollout services.

COMMUNICATION SERVICES

•	New opportunities for communication between people, enterprises and machines

•	Evolution driven by Voice over LTE (VoLTE), High Definition Voice and Video, Enriched Communication Services, all enabled by IP Multimedia Subsystem (IMS)

•	Cloud-based solutions, such as the Device Connection Platform, pushing the borders of communication beyond people

Consumers and business users want to communicate with more people, in more contexts and for more reasons than ever before. Operators are using this growing demand to drive business, providing new functionality and richer offerings across networks, devices and country borders.

Operators are already providing communication services, such as voice, text and multimedia messaging based on industry standards, ensuring global interoperability across all devices and all subscriptions.

Our IMS solutions enable operators to offer communication in new ways, such as high-definition voice, video calling and conferencing, multi-party chat with presence information, and screen sharing. IMS is also providing Voice and video over LTE (VoLTE), enhancing the user experience and reducing costs. In addition we offer machine-to-machine solutions to operators as a cloud service.

We help operators leverage the value of their networks by exploiting these new opportunities, providing enhanced communication services that are secure, reliable and simple to use.

All our applications are moving to virtualized deployments, complying with the ongoing Network Functions Virtualization industry group’s specifications.

FIXED BROADBAND AND CONVERGENCE

•	Fourth-generation IP network portfolio

•	Real-time cloud capabilities

•	Unlocks full potential of mobility, video and the cloud

Legacy telecom networks were designed to deliver a limited number of services. Our IP-based multi-service networks create opportunities for operators to unlock the full potential of mobility, video and the cloud.

Our fourth-generation IP network portfolio allows operators to use their complete network as a single business resource as opposed to the fragmented and complex reality of most legacy networks. It also allows for increasingly virtualized network features, adding flexibility and paving the way for cooperation with new partners.

As a first step we introduced the ability to deliver telephony, internet and TV over fixed and mobile broadband networks. By combining operators’ software-defined networks (SDN) and cloud solutions, we are now adding real-time

Ericsson Annual Report on Form 20-F 2013

capabilities to the cloud – essential qualities for evolving consumer and enterprise services and to create new vertical applications in areas such as safety and traffic monitoring.

MANAGED SERVICES

•	Experience-centric engagement approach allows operators to get more out of managed services

•	Managing and evolving network and IT environments for operators to improve efficiency and strengthen competitiveness

•	Established in media, the cloud and IT Managed Services, expanding into utilities and transport sectors

Managed services traditionally involve taking over activities operators once handled in-house, from designing, planning and building a network, to managing operations. The main driving factor has been cost savings, but as competitive pressures have increased, operators have also needed to adapt their positions in the value chain.

We have developed managed services as a way to enhance the customer experience and increase business differentiation. We create new value by combining technical, service and customer experience expertise. Our experience-centric approach enhances the performance that subscribers actually get. Starting with the operator’s business objectives, we define the level of customer experience necessary to meet those objectives and work together to make it happen.

Our traditional telecom managed services model focuses on reducing cost and complexity. Other models such as wholesale network sharing allow operators to choose between investing in their own infrastructure and sharing it to varying degrees with partners.

We handle complex issues such as convergence, quality and capacity management, while freeing up operator resources to focus on strategy, marketing and customer care.

We provide managed services to networks that serve more than 1 billion subscribers in more than 100 countries. These networks are typically multi-vendor, multi-technology environments, with more than half the equipment coming from non-Ericsson sources. We operate four Global Network Operations Centers (GNOCs) offering a universal approach to managed services based on years of innovation and global best practice. We rely on our global set of tools, methods and processes, and invest to ensure they remain at the leading edge.

We are expanding our established model for network and IT managed services to adjacent areas such as cloud services, TV and media, and selected industry verticals.

OPERATIONS AND BUSINESS SUPPORT SYSTEMS (OSS AND BSS)

•	Enabling operators to become agile

•	Providing systems to manage increasingly complex networks and services

•	Solutions to improve user experience and to create new business opportunities

OSS and BSS are used to run the networks – not just from a technical perspective, but also to manage how services are delivered and paid for, keep track of revenues and maintain customer relationships.

The shift in focus from voice to data services is both a challenge and an opportunity for operators. The growth of mobile broadband is leading operators to evolve their OSS and BSS in order to monetize the increasing amount of data flowing through their networks while managing the increasing complexity of networks and services. Our solutions cater for user needs and help identify new revenue streams, in addition to running and maintaining operations. Our extensive expertise and global experience makes us unique in our approach to OSS and BSS.

We enable our customers to become more agile – fast, flexible and in control of their business in a dynamic and fast-paced market. Our solutions help them capture, analyze and report user data, providing insights for more cost-efficient business decisions, identifying new revenue streams and enabling increased personalization and user control.

Our portfolio is designed around measurable performance improvement in an operator’s business processes, with software that is scalable, configurable and which provides end-to-end capabilities. This, together with our expertise in consulting and systems integration, makes us a world-class software company.

The integration of the former Telcordia products, and those of ConceptWave, has contributed to our comprehensive OSS and BSS portfolio.

Ericsson Annual Report on Form 20-F 2013

TV AND MEDIA MANAGEMENT

•	A broad suite of standards-based solutions, products and services

•	Enabling content owners, broadcasters, TV service providers and network operators to create and deliver the future of TV on all consumer devices

•	Managing and monetizing the strong growth in video traffic

TV is transforming into an immersive, connected and social experience on every smart device a consumer owns and interacts with. The convergence of media and telecoms, especially through the global uptake of mobile broadband, is accelerating a change in the way consumers get premium entertainment. It also changes industry players’ roles in that value chain.

Our position in this transformation – with 20 years of media and video experience, and global leadership in networks and telecoms – is a crucial advantage to our customers as we help them innovate in TV Anywhere services and manage the strong growth in data traffic driven by video.

Our Mediaroom and Multiscreen TV solutions – enabling TV service providers to deliver on the TV Anywhere future – is powering more than 70 TV services for over 14 million subscribers. Our On-Demand Content Management Solution provides the content management and packaging needed to ensure unified access to infinite amounts of relevant content.

Ericsson’s Media Delivery Network solution, LTE Broadcast and advanced video compression transform video efficiency, while maximizing the value of content and network assets.

Our broad portfolio is enhanced by global services capability to consult, integrate and manage business operations for TV.

CONNECTED DEVICES

•	Complete solutions for device connectivity

•	Compact ‘modems-on-a-chip’ for smartphones, tablets and other small devices

Following the 2013 split-up of the ST-Ericsson joint venture between STMicroelectronics and Ericsson, Ericsson will offer LTE multi-mode thin modem solutions, including 2G, 3G and 4G interoperability. Device manufacturers will get a complete solution to ensure end-to-end device support and network functionality.

Our modems are designed for smartphones, tablets and other connected devices, important for our vision of 50 billion connected devices in the Networked Society.

Our modems support all major access technologies.

The Ericsson Device Connection Platform (DCP) is a cloud service enabling operators to offer connectivity management to enterprise customers. It enables operators to address new revenue streams from a variety of devices while simplifying the process and reducing the cost of connecting them.

OPPORTUNITIES IN INDUSTRY VERTICALS

•	Creating new value for non-operator businesses through ICT innovation

The rapid proliferation of connected devices, self-service applications, machine-to-machine communication and automation is changing the way companies do business. The mobile network is fundamental to this development and we serve several select industry verticals, specifically, utilities, the transport sector and public safety.

Our resources in technology, consulting, systems integration and managed services on a global scale give us a unique position. This lets us support customers with everything from connectivity to customer relationship management – not just with technology but also from a business transformation perspective.

Ericsson Annual Report on Form 20-F 2013

OUR PERFORMANCE

Our overall goal is to create shareholder value. We use a range of financial and non-financial targets to drive business performance.

What we aim for	GROWING SALES FASTER THAN THE MARKET	BEST-IN-CLASS OPERATING MARGIN

Why we measure it	Outperforming our market confirms the validity of our strategic direction.	A clear focus on operating margins demonstrates our commitment to profitable growth.
Our performance

Ericsson Annual Report on Form 20-F 2013

What we aim for	STRONG CASH CONVERSION	EMPLOYEE ENGAGEMENT	CUSTOMER SATISFACTION

Why we measure it	A strong cash position supports new business activity, enables appropriate acquisition opportunities and provides resilience to external economic volatility.	Engaged employees are motivated to contribute to the success of Ericsson and are willing to go the extra mile to meet the organization’s goals.	Customer satisfaction is a prerequisite for customer loyalty. We strive to ensure that our customers perceive us as a thought leader and their preferred business partner.

Our performance		Our score is 8 percentage points higher than the external benchmark average, as measured across over 250 companies. We started to measure the engagement index in 2011.

Ericsson Annual Report on Form 20-F 2013

REGIONAL DEVELOPMENT

Ericsson is a truly global player, with customers in more than 180 countries. We have been present in many countries, such as China, Brazil and India, for more than 100 years.

NORTH AMERICA

Net sales: SEK 59.3 SEK billion (+5%).

Networks sales declined. The first half of the year was strong as a result of the two large mobile broadband coverage projects that peaked, while the second half was weaker. While executing on the large rollout projects in the US, Ericsson has also strengthened its professional services position and capabilities. Global Services sales increased by 20%.

LATIN AMERICA

Net sales: SEK 22.0 billion (+0%).

LTE deployments ramped up after a slow start and together with 3G network quality investments drove sales growth for the full year 2013. However, macroeconomic development in mainly Brazil and Mexico continued to slow down during the year.

NORTHERN EUROPE AND CENTRAL ASIA

Net sales: SEK 11.6 billion (+2%).

The sales growth was mainly driven by Networks sales in Russia. Operators continued to show high interest in OSS and BSS.

WESTERN AND CENTRAL EUROPE

Net sales: SEK 18.5 billion (+6%).

The sales growth was driven by network modernization projects in several countries and also by a high activity level in managed services.

MEDITERRANEAN

Net sales: SEK 24.2 billion (+4%).

Sales grew, driven by 3G deployments in Northwest Africa and modernization projects.

MIDDLE EAST

Net sales: SEK 17.4 billion (+12%).

Sales grew, driven by increased investments in mobile broadband.

SUB-SAHARAN AFRICA

Net sales: SEK 10.0 billion (–11%).

Sales came from 2G and 3G deployment and managed services, although the deployment pace slowed down in the latter part of the year. Long-term industry fundamentals remain positive as mobile broadband and smartphone penetration is still at low levels.

INDIA

Net sales: SEK 6.1 billion (–5%).

Sales were negatively impacted by poor macroeconomic environment and delays in regulatory legislation. Global Services grew largely due to an increase in managed services.

NORTH EAST ASIA

Net sales: SEK 27.4 billion (–24%).

Sales declined. Japan was negatively impacted by currency and reduced activity. GSM in China structurally declined whilst LTE deployments commenced towards the end of the year. In Japan, KDDI has selected Ericsson as one of the prime vendors to deploy its LTE system and evolved packet core network.

SOUTH EAST ASIA AND OCEANIA

Net sales: SEK 15.8 billion (+5%).

Sales grew, with 3G deployments in Thailand and LTE deployments in Singapore and Australia. In Indonesia major capacity projects were finalized. Smartphone penetration continued to increase from a low level.

OTHER

Net sales: SEK 15.0 billion (+22%).

Includes revenues generated across all regions through licensing, sales of cables, broadcast services, power modules and other businesses. Sales increased, positively impacted by the Samsung agreement but negatively impacted by the divestment of IPX in 2012 and the exit of the power cable businesses in 2013.

Ericsson Annual Report on Form 20-F 2013

FIVE-YEAR SUMMARY

For definitions of the financial terms used, see Glossary and Financial terminology.

Five-year summary

	2013		Change	2012	2011	2010	2009

Income statement items, SEK million
Net sales	227,376		0%	227,779	226,921	203,348	206,477
Operating income	17,845		71%	10,458	17,900	16,455	5,918
Financial net	–747		—	–276	221	–672	325
Net income	12,174		105%	5,938	12,569	11,235	4,127

Year-end position
Total assets	269,190		–2%	274,996	280,349	281,815	269,809
Working capital as defined1)	106,940		6%	100,619	109,552	105,488	99,079
Capital employed as defined1)	180,903		2%	176,653	186,307	182,640	181,680
Gross cash as defined1)	77,089		0%	76,708	80,542	87,150	76,724
Net cash as defined1)	37,809		–2%	38,538	39,505	51,295	36,071
Property, plant and equipment	11,433		–1%	11,493	10,788	9,434	9,606
Stockholders’ equity	140,204		2%	136,883	143,105	145,106	139,870
Non-controlling interest	1,419		–11%	1,600	2,165	1,679	1,157
Interest-bearing liabilities and post-employment benefits	39,280		3%	38,170	41,037	35,855	40,653

Per share indicators
Earnings per share, basic, SEK, as defined	3.72		107%	1.80	3.80	3.49	1.15
Earnings per share, diluted, SEK, as defined	3.69		107%	1.78	3.77	3.46	1.14
Cash flow from operating activities per share, SEK	5.39		–21%	6.85	3.11	8.31	7.67
Cash dividends per share, SEK, as defined	3.00	2)	9%	2.75	2.50	2.25	2.00
Cash dividends per ADS, USD	0.47	2)	12%	0.42	0.38	0.37	0.28
Stockholders’ equity per share, SEK, as defined	43.39		2%	42.51	44.57	45.34	43.79
Number of shares outstanding (in millions)
end of period, basic	3,231		—	3,220	3,211	3,200	3,194
average, basic	3,226		—	3,216	3,206	3,197	3,190
average, diluted	3,257		—	3,247	3,233	3,226	3,212

Other information, SEK million
Additions to property, plant and equipment	4,503		–17%	5,429	4,994	3,686	4,006
Depreciation and write-downs/impairments of property, plant and equipment	4,209		5%	4,012	3,546	3,296	3,502
Acquisitions/capitalization of intangible assets	4,759		—	13,247	2,748	7,246	11,413
Amortization and write-downs/impairments of intangible assets	5,928		1%	5,877	5,490	6,657	8,621
Research and development expenses	32,236		–2%	32,833	32,638	31,558	33,055
as percentage of net sales	14.2%		—	14.4%	14.4%	15.5%	16.0%

Ratios
Operating margin	7.8%		—	4.6%	7.9%	8.1%	2.9%
EBITA margin as defined1)	9.8%		—	6.6%	9.9%	11.0%	6.7%
Cash conversion as defined1)	79%		—	116%	40%	112%	117%
Return on equity as defined1)	8.7%		—	4.1%	8.5%	7.8%	2.6%
Return on capital employed as defined1)	10.7%		—	6.7%	11.3%	9.6%	4.3%
Equity ratio as defined	52.6%		—	50.4%	51.8%	52.1%	52.3%
Capital turnover as defined	1.3		—	1.3	1.2	1.1	1.1
Inventory turnover days as defined	62		—	73	78	74	68
Trade receivables turnover as defined	3.4		—	3.6	3.6	3.2	2.9
Payment readiness, SEK million, as defined	82,631		–3%	84,951	86,570	96,951	88,960
as percentage of net sales	36.3%		—	37.3%	38.1%	47.7%	43.1%

Statistical data, year-end
Number of employees	114,340		4%	110,255	104,525	90,261	82,493
of which in Sweden	17,858		1%	17,712	17,500	17,848	18,217
Export sales from Sweden, SEK million	108,944		2%	106,997	116,507	100,070	94,829

1)	These financial measures as defined by us may constitute non-IFRS measures. For a reconciliation to the most directly comparable IFRS measures, see pages 150–151
2)	For 2013, as proposed by the Board of Directors.

Ericsson Annual Report on Form 20-F 2013

LETTER FROM THE CHAIRMAN

DEAR SHAREHOLDERS

Looking back on my third year as chairman of Ericsson, I have to say it is exciting to be part of this industry. The rapid pace of change I mentioned last year shows no signs of slowing, and the transformative power of technology is becoming increasingly felt all around the world. It is a true privilege to be the chairman of a company that is leading and driving that development.

Much of our time on the Ericsson Board is spent examining longer-term strategic issues and the Board needs to form a long-term view. But particularly in an environment and a market like Ericsson’s, we also have to consider short-term changes and opportunities that arise, and respond appropriately.

2013 was a very eventful year in which Ericsson and the Board addressed a number of important matters including acquisitions, divestments and refinancing. Two events that came up for much discussion during 2013 were the dissolution of the ST-Ericsson joint venture, with thin modems being integrated into Ericsson’s operations, and the important patent agreement with Samsung.

Attracting and retaining talent

The Board also pays much attention to talent management. We have a committed and experienced leadership team, led by our CEO and President, Hans Vestberg. We also see it as important to have a good leadership talent pool, so that future leaders can be developed and prepared, to secure the Company’s leading position.

Another main area for the Board is corporate governance, sustainability and responsible business practice. Ericsson is a large company with a unique global reach and it is essential that our high standards are met in all our dealings across diverse markets. Ericsson has set the bar high: every part of the Company is required to meet demanding financial, social, and environmental standards. Good governance ensures that risks are addressed and managed. Ericsson works continuously to uphold these standards as evidenced by the high trust that our stakeholders put in us.

Proposal to raise the dividend

We are also entrusted with the capital structure of the Company which is always an important topic of discussion. Part of this, particularly during the fourth quarter of each year, involves a proposal for dividend to the annual general meeting. This discussion is based on our dividend policy, which takes into account the previous year’s earnings and balance sheet structure, as well as coming years’ business plans and expected economic development. Ericsson’s strategy is one of industry leadership which requires large investments into R&D as well as a continued focus on building on the core business and expanding into new areas.

With all this taken into account the Board’s proposal is to increase the dividend from SEK 2.75 in 2012 to SEK 3 per share for 2013.

Ericsson is a dynamic, progressive company operating in an exciting, growing market, with good long-term prospects. I am proud of the people of Ericsson and it is an honor to be the Chairman of the Board.

Leif Johansson

Chairman of the Board of Directors

Ericsson Annual Report on Form 20-F 2013

BOARD OF DIRECTORS’ REPORT

BUSINESS IN 2013

Ericsson’s sales ended at SEK 227.4 billion. The focus on profitability started to pay off and operating margin for the Group gradually improved in 2013, despite significant currency headwind, driven primarily by improvements in Networks and Network Rollout.

The business mix, with a higher share of coverage projects than capacity projects, started to shift towards more capacity during the year.

As anticipated, sales came under some pressure towards the end of the year. As previously communicated, the major reasons behind this development are the two large mobile broadband coverage projects, which peaked in North America in the first half of 2013, and the impact from reduced activity in Japan.

While executing on the large rollout projects in the US, Ericsson has also strengthened its professional services position and capabilities. In the second half of the year, Global Services accounted for more than half of the region’s sales and today the Company is the market leader in both telecom services and mobile infrastructure in one of the world’s most advanced and dynamic ICT markets.

The LTE tenders in China continued and so far the two major operators that have made their vendor selections have included Ericsson as a vendor. In the latter part of the year, sales in China improved as a result of deliveries to ongoing mobile broadband coverage projects.

Also in the latter part of 2013, Ericsson continued to grow in some of its European key markets. During the last years, the position in Europe has been strengthened through the network modernization projects. These have been delivered according to plan and the major part of the negative margin impact from these projects is now over. Over time, it is expected that the telecom industry in Europe will improve.

During 2013, Ericsson executed on a number of strategic initiatives to both manage the ongoing technology transition in the industry and to transform the company for future business opportunities. Ericsson has solidified its core business as well as taken important steps to build a leadership position in new and targeted key areas. This includes consolidation of the modems business and the acquisition of the IPTV business Mediaroom from Microsoft. The Company will gradually increase resource and capital allocation in these areas as well as in IP, Cloud, OSS and BSS.

The Company has also successfully completed an IPR cross-licensing agreement with Samsung. This agreement ends complaints made by both companies against each other before the International Trade Commission (ITC) as well as the lawsuits before the U.S. District Court for the Eastern District of Texas.

The long-term fundamentals in the industry remain attractive and with ongoing strategic initiatives Ericsson is well positioned to continue to support its customers in a transforming ICT market.

The Company has worked diligently to improve working capital and ended the year with a strong operating cash flow of SEK 17.4 (22.0) billion and a full-year cash conversion of 79%, above the target of 70%, giving Ericsson a solid balance sheet to continue to execute on its strategy.

FINANCIAL HIGHLIGHTS

Impact of Samsung IPR agreement

On January 27, 2014, Ericsson and Samsung signed an agreement on global patent licenses between the two companies.

The industry is built on scale and a strong tradition of sharing technologies through licensing on fair, reasonable and non-discriminatory (FRAND) terms. The agreement shows the value of Ericsson’s R&D investments and enables both companies to continue to innovate and bring new technologies to the market. The cross-license agreement covers patents relating to GSM, UMTS, and LTE standards for both networks and handsets.

The agreement includes an initial payment and ongoing royalty payments from Samsung to Ericsson for the term of the new multi-year license agreement.

The transaction contributed to net sales of SEK 4.2 billion, operating income of SEK 4.2 billion and net income of SEK 3.3 billion in 2013. Ericsson expects that the initial payment will impact operating cash flow in the beginning of 2014. This specific agreement impacts segments Networks and Support Solutions.

Income statement

Reported sales for 2013 were flat and amounted to SEK 227.4 (227.8) billion. During the year sales were negatively impacted by strong currency headwind and lower sales in North East Asia, driven by lower GSM investments in China combined with lower project activity in

Ericsson Annual Report on Form 20-F 2013

Japan and South Korea. In North America CDMA sales declined by –50% to SEK 4.2 (8.4) billion.

Revenues for IPR and licensing were SEK 10.6 (6.6) billion, of which the Samsung agreement contributed with SEK 4.2 billion.

With a large share of coverage projects in the beginning of the year and with slightly improved business mix from the second quarter, the commodity mix remained stable compared to last year. Software represented 24% (23%), hardware 34% (35%) and services 42% (42%) of total sales.

Restructuring charges amounted to SEK 4.5 (3.4) billion, mainly related to continued execution of the service delivery strategy and headcount reductions in Sweden. The proactive work to drive efficiency and cost reductions continues.

Gross margin increased to 33.6% (31.6%), due to the agreement with Samsung, reduced negative effect from network modernization projects in Europe and improved business mix. The Global Services share of Group sales was flat at 43%.

Total operating expenses were basically flat and amounted to SEK 58.5 (58.9) billion. Expenses related to the modems business added SEK –0.5 billion to operating expenses. A one-time charge related to the acquisition of Airvana Network Solutions Inc. impacted the operating expenses negatively by SEK –0.4 billion. Excluding restructuring charges, operating expenses were down –2% compared to 2012. Selling, general and administrative expenses (SG&A) amounted to SEK 26.3 (26.0) billion and represented 11.6% of sales compared to 11.4% in 2012. For comments on research and development expenses (R&D), see the section “Research and development, patents and licensing.”

Other operating income and expenses decreased to SEK 0.1 (9.0) billion. During the year, one-time charges related to the divestment of Applied Communication Sciences (ACS), the former research and engineering arm of Telcordia Technologies, and the exiting of the telecom and power cable operations of SEK –0.9 billion impacted other operating income negatively. For new hedges taken in 2013, hedge accounting is not applied. The total re-evaluation effect for 2013 hedges on other operating income was SEK 0.5 billion. In 2012, other operating income included a gain related to the divestment of Sony Ericsson of SEK 7.7 billion and to Multimedia brokering (IPX) of SEK 0.2 billion.

Ericsson’s share in earnings of JV and associated companies was SEK –0.1 (–11.7) billion. In 2012 a non-cash charge of SEK –8.0 billion related to ST-Ericsson was made.

Operating income, including JV, increased to SEK 17.8 (10.5) billion, positively impacted by improved gross margin, and no negative effect from ST-Ericsson. Operating income was negatively impacted by one-time charges of SEK –1.3 billion related to the divestment of ACS, the exiting of the telecom and power cable operations and the acquisition of Airvana. Operating margin, including JV, was 7.8% (4.6%). Operating income including JV and excluding the Samsung agreement was SEK 13.6 billion with an operating margin of 6.1%. 2012 included a gain of SEK 7.7 billion related to the divestment of Sony Ericsson.

Financial net amounted to SEK –0.7 (–0.3) billion. The difference is partly attributable to lower interest income as an effect of lower interest rates during 2013 compared to 2012. The tax rate for 2013 was 29% compared to 42% in 2012, positively impacted by product and market mix. Tax costs were SEK –4.9 (–4.2) billion.

Net income increased to SEK 12.2 (5.9) billion, positively impacted by the Samsung agreement by SEK 3.3 billion.

EPS diluted was SEK 3.69 (1.78).

Balance sheet and other performance indicators

Compared to December 31, 2012, trade receivables increased from SEK 63.7 billion to 71.0 billion, mainly due to the Samsung agreement. Days sales outstanding (DSO) increased from 86 to 97 days.

Inventory decreased from SEK 28.8 billion to 22.8 billion, positively impacted by improved business mix and efficiency measures.

Inventory turnover days (ITO) improved from 73 to 62 days. Accounts payable days decreased from 57 to 53 days.

During the year, Ericsson concluded the following refinancing activities to extend the average debt maturity profile:

•	A EUR 313 million bond was repaid

•	Ericsson refinanced a USD 2 billion Revolving Credit Facility (RCF). The new facility is a five-year facility with two one-year extension options

•	A USD 684 million European Investment Bank (EIB) loan was disbursed. The loan agreement was signed in 2012 and the loan supports R&D activities. The loan will mature in 2020.

A SEK 4 billion EIB loan, with original maturity in 2015, will be repaid early 2014.

Provisions amounted to SEK 5.4 (8.6) billion by the end of the year. The reduction was mainly due to utilization of the 2012 ST-Ericsson provision.

Ericsson Annual Report on Form 20-F 2013

Cash flow from operating activities was positive at SEK 17.4 (22.0) billion, negatively impacted by higher working capital. There was no impact on cash flow from the Samsung agreement.

Cash outlays for regular investing activities decreased to SEK –5.0 (–6.5) billion. Acquisitions and divestments during the year were net SEK –2.7 (–2.1) billion. Cash flow from short-term investments for cash management purposes and other investing activities was net SEK –3.4 (3.7) billion, mainly attributable to changes between short-term investments and cash and cash equivalents.

Cash flow from financing activities was SEK –9.5 (–9.4) billion, mainly impacted by dividend paid of SEK –9.2 (–8.6) billion. Other financing activities net amounted to SEK –0.3 (–0.8) billion.

Cash, cash equivalents and short-term investments amounted to SEK 77.1 (76.7) billion. The net cash position decreased from SEK 38.5 to 37.8 billion. Cash conversion for 2013 ended at 79%.

In 2013, the net number of employees increased by 4,085, of which 3,293 were in services and 741 in R&D. By the end of 2013, the total number of employees was 114,340 (110,255) of which 5,377 people joined Ericsson through acquisitions and through managed services contracts. At the same time, approximately 13,000 employees left Ericsson, reflecting the natural attrition rate and ongoing company transformation.

Research and development, patents and licensing

To secure continued technology leadership, focus is on innovation and R&D. R&D expenses (see table below) amounted to SEK 32.2 (32.8) billion. During 2014, R&D expenses, excluding expenses related to Modems, Mediaroom and restructuring, are expected to increase somewhat, mainly due to investments in IP.

Research and development, patents and licensing

	2013	2012	2011
Expenses (SEK billion)	32.2	32.8	32.6
As percent of Net sales	14.2%	14.4%	14.4%
Employees within R&D as of December 311)	25,300	24,100	22,400
Patents1)	35,000	33,000	30,000
IPR revenue, net (SEK billion)	10.6	6.6	6.2

1)	The number of employees and patents are approximate.

Ericsson Annual Report on Form 20-F 2013

Seasonality

The Company’s sales, income and cash flow from operations vary between quarters, generally lowest in the first quarter of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase patterns of network operators.

Most recent five-year average seasonality of sales

	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential change	–21%	6%	–3%	24%
Share of annual sales	23%	24%	24%	29%

Off-balance sheet arrangements

There are currently no material off-balance sheet arrangements that have, or would be reasonably likely to have, a current or anticipated material effect on the Company’s financial condition, revenues, expenses, result of operations, liquidity, capital expenditures or capital resources.

Capital expenditures

For 2013, capital expenditures amounted to SEK 4.5 billion, 2% of sales. Annual capital expenditures are normally around 2% of sales. This corresponds to the needs for keeping and maintaining the current capacity level, including the introduction of new technology and methods. Expenditures are largely related to test sites and equipment for R&D and network operations centers as well as manufacturing and repair operations. The Board of Directors reviews the Company’s investment plans and proposals.

Ericsson is planning to invest in three new global ICT Centers, of which two in Sweden and one in Canada, over the coming five years. The centers will support R&D and Services in developing and verifying solutions, bringing innovation to the market faster. Apart from this investment Ericsson believes that the Company’s property, plant and equipment and the facilities the Company occupies are suitable for its present needs in most locations. As of December 31, 2013, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

The Company believes it has sufficient cash and cash generation capacity to fund expected capital expenditures without external borrowings in 2014.

Capital expenditures 2009–2013

SEK billion	2013	2012	2011	2010	2009
Capital expenditures	4.5	5.4	5.0	3.7	4.0
of which in Sweden	1.9	1.3	1.7	1.4	1.3
Share of annual sales	2.0%	2.4%	2.2%	1.8%	1.9%

Ericsson Annual Report on Form 20-F 2013

BUSINESS RESULTS—SEGMENTS

Networks

Sales were basically flat. The Samsung agreement and increased sales in Latin America, Europe and the Middle East impacted sales positively, but this was partly offset by lower sales in North America, where CDMA related sales declined by –50%. North East Asia sales declined as an effect of lower project activities in Japan and South Korea and lower GSM investments in China.

At the end of the year there was solid demand for our IMS and data layered architecture UDC (User Data Consolidation). However, this was not enough to offset the continued structural decline in circuit-switched core.

Operating margin gradually improved during the year and ended at 10% (6%) This was a result of the Samsung agreement, reduced negative effect from network modernization projects in Europe, improved business mix and strong focus on improving profitability. Restructuring charges amounted to SEK –2.2 (–1.3) billion. This was primarily related to reductions of operations in Sweden and dismantling of the CDMA operations. Operating margin excluding the Samsung agreement was 7%.

Global Services

Reported sales for Global Services were flat in comparison to a strong 2012. Network Rollout reported sales grew 4% driven by high coverage project activities, primarily in North America. Professional Services had a strong development in region North America and India.

Global Services operating margin was 6% (6%). Network Rollout margin gradually improved during the year due to the declining dilutive effect from European network modernization projects as well as the ongoing efficiency programs. Professional Services operating margin was 14% (14%).

Restructuring charges amounted to SEK –2.0 (–1.9) billion.

Support Solutions

Sales development was primarily driven by portfolio changes and decline in sales of TV compression technology while OSS and BSS showed stable development. The Samsung agreement had an overall positive impact on sales.

Operating margin increased to 12% (9%) due to the Samsung agreement. Lower sales and a charge related to the divestment of ACS had a negative impact on the margin.

From ST-Ericsson to segment Modems

ST-Ericsson was created in 2008 as a joint venture between Ericsson and STMicroelectronics. Early in 2013, the parents agreed to split up and close the joint venture.

Ericsson decided to take over the design, development and sales of the thin LTE multimode modem solutions as these are seen as an important part of the Ericsson vision of 50 billion connected devices in the Networked Society. The ambition is to be among the top three suppliers in the thin-modem market.

In 2013, all ST-Ericsson businesses have been transferred to parents or divested. In 2012, Ericsson made a provision of SEK 3.3 billion, related to the ongoing implementation of strategic options at hand.

Ericsson now has a highly focused thin-modem operation with industry-leading technology and intellectual property. A new segment was established as of October 1, 2013, and the modems business is now consolidated into Ericsson. For 2013, segment Modems generated an operating loss of SEK –0.5 billion, primarily related to R&D expenses.

BUSINESS RESULTS—REGIONS

•

North America: Networks sales declined in 2013, with a strong first half while the second half was weaker as a result of the two large mobile broadband coverage projects that peaked in the first half of the year. While executing on the large rollout projects in the US, Ericsson has also strengthened its professional services position and capabilities. Global Services accounted for more than 50% of the region’s sales in the second half of the year.

•

Latin America: LTE deployments ramped up after a slow start, and together with 3G network quality investments, drove sales growth for 2013. However, macroeconomic development mostly in Brazil and Mexico continued to slow down during the year.

•	Northern Europe and Central Asia: Sales growth was mainly driven by Networks sales in Russia. Operators continued to show high interest in OSS and BSS.

•	Western and Central Europe: Sales growth was driven by network modernization projects in several countries and also by a high activity level in managed services.

Ericsson Annual Report on Form 20-F 2013

•	Mediterranean: Sales in 2013 grew, driven by 3G deployments in Northwest Africa and modernization projects.

•	Middle East: Sales grew in 2013, driven by increased investments in mobile broadband.

•

Sub-Saharan Africa: Sales came from 2G and 3G deployment and managed services, although the deployment pace slowed down in the latter part of the year. Long-term industry fundamentals remain positive as mobile broadband and smartphone penetration is still at low levels.

•	India: Sales were negatively impacted by poor macroeconomic environment and delays in regulatory legislation. Global Services grew largely due to an increase in Managed Services.

•

North East Asia: Sales declined in 2013. Japan was negatively impacted by currency and reduced activity. GSM in China structurally declined whilst LTE deployments commenced towards the end of the year. In Japan, KDDI has selected Ericsson as one of the prime vendors to deploy its LTE system and evolved packet core network.

•

South East Asia and Oceania: Sales grew in 2013 with 3G deployments in Thailand and LTE deployments in Singapore and Australia. In Indonesia major capacity projects were finalized. Smartphone penetration continues to increase from a low level.

•

Other: Sales increased, positively impacted by the Samsung agreement but negatively impacted by the divestment of IPX in 2012 and the exit of the telecom and power cable business. Sales of broadcast services, cables, power modules and other businesses are also included in “Other.”

Sales per region and segment 2013 and percent change from 2012

	Networks		Global Services		Support Solutions
SEK billion	2013	Percent change	2013	Percent change	2013	Percent change	Total 2013	Percent change
North America	28.5	–7%	28.2	20%	2.6	–5%	59.3	5%
Latin America	11.3	16%	9.5	–10%	1.1	–30%	22.0	0%
Northern Europe and Central Asia	7.2	14%	4.2	–8%	0.3	–46%	11.6	2%
Western and Central Europe	7.6	24%	10.3	–3%	0.6	–14%	18.5	6%
Mediterranean	10.8	14%	12.6	–3%	0.7	–6%	24.2	4%
Middle East	8.5	26%	7.6	4%	1.3	–9%	17.4	12%
Sub-Saharan Africa	5.0	–22%	4.1	6%	0.9	–9%	10.0	–11%
India	3.1	–13%	2.7	11%	0.3	–32%	6.1	–5%
North East Asia	16.7	–26%	10.4	–22%	0.4	–30%	27.4	–24%
South East Asia and Oceania	8.9	12%	6.4	–3%	0.5	1%	15.8	5%
Other1)	10.1	28%	1.4	17%	3.5	10%	15.0	22%

Total	117.7	0%	97.4	0%	12.2	–9%	227.4	0%
Share of total	52%		43%		5%		100%

1)	Region “Other” includes licensing revenues, sales of cables, broadcast services, power modules and other businesses. The acquired Technicolor Broadcast Service Division is reported in region “Other.” Multimedia brokering (IPX) was part of region “Other” and divested end Q312. The power cable business was divested in Q313.

CORPORATE GOVERNANCE

In accordance with the Annual Accounts Act ((SFS 1995:1554), Chapter 6, Sections 6 and 8) and the Swedish Corporate Governance Code (the “Code”), a separate Corporate Governance Report, including an Internal Control section, has been prepared and attached to this Annual Report.

Continued compliance with the Swedish Corporate Governance Code

Ericsson is committed to complying with best-practice corporate governance standards on a global level wherever possible. In 2013, Ericsson did not report any deviations from the Code.

Business integrity

Ericsson’s Code of Business Ethics summarizes the Group’s basic policies and directives governing its relationships internally, with its stakeholders and with others. It also sets out

Ericsson Annual Report on Form 20-F 2013

how the Group works to secure that business activities are conducted with a strong sense of integrity. There have been no amendments to Ericsson’s Code of Business Ethics or waivers from a provision of the Code to any member of Group management.

Board of Directors

The Annual General Meeting held on April 9, 2013, re-elected Leif Johansson Chairman of the Board. Roxanne S. Austin, Sir Peter L. Bonfield, Börje Ekholm, Alexander Izosimov, Ulf J. Johansson, Sverker Martin-Löf, Hans Vestberg and Jacob Wallenberg were re-elected and Nora Denzel, Kristin Skogen Lund and Pär Östberg were elected new members of the Board. Pehr Claesson, Kristina Davidsson and Karin Åberg were appointed employee representatives by the unions, with Rickard Fredriksson, Karin Lennartsson and Roger Svensson as deputies.

Management

Hans Vestberg has been President and CEO of the Group since January 1, 2010. The President and CEO is supported by the Group management, consisting of the Executive Leadership Team (ELT).

A global management system is in place to ensure that Ericsson’s business is well controlled and has the ability to fulfill the objectives of major stakeholders within established risk limits. The management system also monitors internal control and compliance with applicable laws, listing requirements and governance codes.

Remuneration

Remuneration to the members of the Board of Directors and to Group management, as well as the Guidelines for remuneration to Group Management resolved by the Annual General Meeting 2013, are reported in Notes to the consolidated financial statements—Note C28, “Information regarding members of the Board of Directors, the Group management and employees”.

As of December 31, 2013, there were no loans outstanding from and no guarantees issued to or assumed by Ericsson for the benefit of any member of the Board of Directors or senior management.

The Board of Directors’ proposal for guidelines for remuneration to Group management

The Board of Directors proposes that the Annual General Meeting resolves on the following guidelines for remuneration to Group management for the period up to the 2015 Annual General Meeting. Compared to the guidelines resolved by the 2013 Annual General Meeting, a reference to the normally applicable pensionable age has been deleted.

Guidelines for remuneration to Group management

For Group management consisting of the Executive Leadership Team, including the President and CEO, total remuneration consists of fixed salary, short- and long-term variable compensation, pension and other benefits. The following guidelines apply to the remuneration of the Executive Leadership Team:

•

Variable compensation is in cash and stock-based programs awarded against specific business targets derived from the long-term business plan approved by the Board of Directors. Targets may include financial targets at either Group or unit level, operational targets, employee engagement targets and customer satisfaction targets.

•	All benefits, including pension benefits, follow the competitive practice in the home country taking total compensation into account.

•

By way of exception, additional arrangements can be made when deemed necessary. An additional arrangement can be renewed but each such arrangement shall be limited in time and shall not exceed a period of 36 months and twice the remuneration that the individual would have received had no additional arrangement been made.

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

Executive Performance Stock Plan

The Company has a Long-Term Variable remuneration program (LTV). It builds on a common platform, but consists of three separate plans: one targeting all employees, one targeting key contributors and one targeting senior managers. The program is designed to encourage long-term value creation in alignment

Ericsson Annual Report on Form 20-F 2013

with shareholders’ interests. The aim of the plan for senior managers is to attract, retain and motivate executives in a competitive market through performance-based share-related incentives and to encourage the build-up of significant equity stakes. The performance criteria for senior managers under the Executive Performance Stock Plan are revised yearly and approved by the Annual General Meeting. Performance criteria for the 2014 Executive Performance Stock Plan will be communicated in the notice to the Annual General Meeting.

The targets for the 2011, 2012 and 2013 Executive Performance Stock Plans are shown in the illustration below. The performance criteria are:

•	Up to one-third of the award will vest if the target for compound annual growth rate of consolidated net sales is achieved

•

Up to one-third of the award will vest if the target for compound annual growth rate of consolidated operating income, including earnings in joint ventures and restructuring, is achieved. For the 2011 plan, base year 2010 excludes restructuring charges of SEK 6.8 billion. For the 2013 plan, base year 2012 excludes a non-cash charge of SEK 8.0 billion for ST-Ericsson.

•	Up to one-third of the award will vest if cash conversion is at or above 70% during each of the years and vesting one-ninth of the award for each year the target is achieved.

The cash conversion target was reached in 2013 and 2012 but not reached in 2011.

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

Ericsson is party to certain agreements, which include provisions that may take effect or be altered or invalidated by a change in control of the Company as a result of a public takeover offer. Such provisions are not unusual for certain types of agreements, such as financing agreements and certain license agreements. However, considering among other things the Company’s strong financial position, none of the agreements currently in effect would entail any material consequence to Ericsson due to a change in control of the Company.

Ericsson Annual Report on Form 20-F 2013

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

For information on risks that could impact the fulfillment of targets and form the basis for mitigating activities, see the other sections of the Board of Directors’ report, Notes C2, “Critical accounting estimates and judgments,” C14, “Trade receivables and customer finance,” C19, “Interest-bearing liabilities,” C20, “Financial risk management and financial instruments” and the chapter Risk factors.

SOURCING AND SUPPLY

Ericsson’s hardware largely consists of electronics. For manufacturing, the Company purchases customized and standardized components and services from several global providers as well as from local and regional suppliers. Certain types of components, such as power modules, are produced in-house.

The production of electronic modules and sub-assemblies is mostly outsourced to manufacturing services companies, of which the vast majority are in low-cost countries. Production of radio base stations is largely done in-house and on-demand. This consists of assembling and testing modules and integrating them into complete units. Final assembly and testing are concentrated to a few sites. Ericsson has 14 manufacturing sites in Brazil, China, Estonia, India, Italy, Mexico and Sweden.

A number of suppliers design and manufacture highly specialized and customized components. The Company generally attempts to negotiate global supply agreements with its primary suppliers. Ericsson’s suppliers are required to comply with the requirements of Ericsson’s Code of Conduct.

Where possible, Ericsson relies on alternative supply sources and seeks to avoid single source supply situations. A need to switch to an alternative supplier may require allocation of additional resources. This process could take some time to complete.

Variations in market prices for raw materials generally have a limited effect on total cost of goods sold. For more information, see the chapter Risk factors.

SUSTAINABILITY AND CORPORATE RESPONSIBILITY

The Company has implemented strong social, environmental and ethical standards supporting value creation and risk management. This commitment generates positive business impacts, which in turn benefits society.

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

Responsible business practices

Since 2000, Ericsson has supported the UN Global Compact, and endorses its ten principles regarding human rights and labor standards, anti-corruption and environmental protection.

In 2013, Ericsson reported its Communication on Progress at the Global Compact Advanced

Ericsson Annual Report on Form 20-F 2013

level. The Ericsson Group Management System (EGMS) includes a Code of Business Ethics, a Code of Conduct and a Sustainability Policy which reflect responsible business practices. These practices are reinforced by employee awareness training, workshops and monitoring, including a global assessment plan run by an external assurance provider.

Ericsson has adopted an anti-corruption program which is reviewed and evaluated by the Audit Committee of the Board of Directors annually. The program continues to evolve and a new version of the Company’s e-learning regarding anti-corruption was launched during the year. Approximately 85,000 employees have completed the training.

Human rights

The Code of Business Ethics reflects the Company’s ongoing commitment to respect human rights, and the UN Guiding Principles on Business and Human Rights. Ericsson has worked actively to strengthen its internal governance processes and has a Sales Compliance Board which considers potential human rights impacts in its decisions. The human rights risk tools used by the Sales Compliance Board include external global risk indices. Ericsson joined the Shift Business Learning Program to further strengthen its framework on Human Rights across the Company which included conducting a Human Rights Impact Assessment in Myanmar, in accordance with the UN Guiding Principles.

Responsible sourcing

All suppliers must comply with the requirements of Ericsson’s Code of Conduct. Approximately 190 employees, covering all regions, are trained as Code of Conduct auditors. The Company uses a risk-based approach to ensure that the high risk portfolio areas, and highest risk markets, are targeted first. For prioritized areas, Ericsson performs regular audits and works with suppliers to ensure measurable and continuous improvements. Findings are followed up to ensure that improvements are made.

Ericsson addresses the issue of conflict minerals, including compliance with the US Dodd-Frank Act and the disclosure rule adopted by the U.S. Securities and Exchange Commission (SEC) through measures in its sourcing and product management processes.

Ericsson has actively engaged with its suppliers on this issue and suppliers within scope have been queried on the smelters in their supply chain. Ericsson’s supply chain is complex and both Ericsson and its suppliers are often many tiers away from the smelters.

Ericsson also participates in industry initiatives such as the Conflict-Free Sourcing Initiative (CFSI), driven by the Global e-Sustainability Initiative (GeSI), and the Electronic Industry Citizenship Coalition (EICC).

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

The Company works actively to reduce its environmental impact, with a focus on Design for Environment, which includes product energy efficiency and materials management. Continuously improving sustainability performance is fundamental to Ericsson’s strategy – and a priority remains improving the life-cycle carbon footprint. Last year, Ericsson reported that it reached its five-year target to reduce carbon footprint intensity by 40% one year ahead of schedule. Ericsson continues to report on this performance for the final year. The target comprises two focus areas: Ericsson’s own activities and the life-cycle impacts of products in operation. Results for the five-year target: A 56% reduction in direct emission intensity from own activities, including business travel, product transportation and facilities’ energy use. A 47% reduction in indirect emission intensity from life-cycle impacts of products in operation.

Ericsson set a new long-term objective for its own operations in 2012, which is to maintain absolute CO2e emissions from Ericsson’s own activities for business travel, product transportation and facilities energy use in 2017 at the same level as in 2011. To achieve this long-term objective, the Company aims to reduce CO2e emissions per employee by 30% over five years. The Company achieved a 10% reduction of CO2e emissions per employee in 2013.

Ericsson Ecology Management is a program to take responsibility for products at the end of their life and to treat them in an environmentally preferable way. The program also ensures that

Ericsson Annual Report on Form 20-F 2013

Ericsson fulfills its producer responsibility and is offered to all customers globally free of charge, not only in markets where it is required by law.

Radio waves and health

Ericsson employs rigid product testing and installation procedures with the goal of ensuring that radio wave exposure levels from products and network solutions are below established safety limits. The Company also provides public information on radio waves and health, and supports independent research to further increase knowledge in this area. Since 1996, Ericsson has co-sponsored over 100 studies related to electromagnetic fields and health, primarily through the Mobile Manufacturers Forum. To assure scientific independence, firewalls were in place between the industrial sponsors and the researchers conducting these studies. Independent expert groups and public health authorities, including the World Health Organization, have reviewed the total amount of research and have consistently concluded that the balance of evidence does not demonstrate any health effects associated with radio wave exposure from either mobile phones or radio base stations.

Reporting according to GRI 3.0

Ericsson publishes an annual Sustainability and Corporate Responsibility report and full key performance data is made available on the Ericsson website according to the Global Reporting Initiative (GRI). The performance data is assured by a third party.

LEGAL PROCEEDINGS

In November 2012, Ericsson filed two patent infringement lawsuits in the US District Court for the Eastern District of Texas against Samsung. Ericsson sought damages and an injunction. Ericsson also asked the Court to adjudge that Samsung breached its commitment to license any standard-essential patents it owns on fair, reasonable, and non-discriminatory terms and to declare Samsung’s allegedly standard essential patents to be unenforceable. In March 2013, Samsung filed its answers and counterclaims in the Ericsson suits in Texas, USA.

In November 2012, Ericsson also filed a complaint with the US International Trade Commission (ITC), seeking an exclusion order blocking Samsung from import of certain products into the USA.

In December 2012, Samsung filed a complaint with the ITC seeking an exclusion order blocking Ericsson from import of certain products into the USA.

On January 27, 2014, Ericsson announced that an agreement had been signed with Samsung on global patent licenses between the two companies. The cross-license agreement covers patents relating to GSM, UMTS, and LTE standards for both networks and handsets.

The agreement ends the complaints made by both companies against each other before ITC as well as the lawsuits before the U.S. District Court for the Eastern District of Texas.

On January 10, 2013, Adaptix Inc. filed two lawsuits against Ericsson, AT&T, AT&T Mobility and MetroPCS Communications in the US District Court for Eastern District of Texas alleging that certain Ericsson products infringe five US patents assigned to Adaptix. Adaptix seeks damages and an injunction.

On January 18, 2013, Adaptix filed a complaint with the Tokyo District Court alleging certain Ericsson products infringe two Japanese patents assigned to Adaptix. Adaptix seeks damages and an injunction.

On January 25, 2013, Adaptix filed a complaint with the US International Trade Commission (ITC) requesting that the commission open a patent infringement investigation into certain Ericsson products. In December 2013, this complaint was dismissed by the ITC based on Adaptix’s withdrawal of the complaint.

In 2013, Ericsson filed a patent infringement lawsuit in the Delhi High Court against Indian handset company Micromax, seeking damages and an injunction. Ericsson alleged that Micromax products, compliant with the 2G/3G standard, infringe eight of Ericsson’s Indian patents. As part of its defence, Micromax has filed a complaint to the Competition Commission of India (CCI) and the CCI has decided to refer the case to the Director General’s Office for an in-depth investigation.

In 2012, Wi-LAN Inc., a US patent licensing company, filed a complaint against Ericsson in the US District Court of Southern Florida alleging that Ericsson’s LTE products infringe three of Wi-LAN’s US patents. Ericsson was sued in 2010 by Wi-LAN in another patent infringement lawsuit in the US District Court for the Eastern District of Texas. Wi-LAN alleged that Ericsson products, compliant with the 3GPP standard, infringe three US patents assigned to Wi-LAN.

In June 2013, a District Court Judge in the Florida case granted Ericsson’s request for a Summary

Ericsson Annual Report on Form 20-F 2013

Judgment and dismissed Wi-LAN’s claims against Ericsson. Wi-LAN has appealed this decision. In July 2013, a jury in Tyler, Texas, found in Ericsson’s favor in the Texas case. Wi-LAN may appeal the final decision by the Court.

In 2012, Airvana Networks Solutions Inc. sued Ericsson in the Supreme Court of the State of New York, alleging that Ericsson had violated key contract terms and misappropriated Airvana trade secrets and proprietary information. Ericsson announced on September 6, 2013 that it has acquired Airvana Network Solutions’ EVDO business. The lawsuit filed by Airvana against Ericsson has now been dismissed.

In 2011, TruePosition sued Ericsson, Qualcomm, Alcatel-Lucent, the European Telecommunications Standards Institute (ETSI) and the Third Generation Partnership Project (3GPP) in the US District Court for the Eastern District of Pennsylvania for purported federal antitrust violations. The complaint alleged that Ericsson, Qualcomm and Alcatel-Lucent illegally conspired to block the adoption of TruePosition’s proprietary technology into the new mobile positioning standards for LTE, while at the same time ensuring that their own technology was included into the new standards. The case is proceeding to discovery.

In 2007, H3G S.p.A, (H3G) filed arbitral proceedings in Italy against Ericsson. H3G claimed compensation from Ericsson for alleged breach of contract. In June 2013, the parties settled the dispute. The settlement did not have a material impact on Ericsson’s business, operating results or liquidity.

In addition to the proceedings discussed above, Ericsson companies are, and in the future may be, involved in various other lawsuits, claims and proceedings incidental to the ordinary course of business.

PARENT COMPANY

The Parent Company business consists mainly of corporate management, holding company functions and internal banking activities. It also handles customer credit management, performed on a commission basis by Ericsson Credit AB.

The Parent Company has 5 (6) branch offices. In total, the Group has 81 (71) branch and representative offices.

Financial information

Income after financial items was SEK 7.2 (–4.9) billion. The Parent Company had no sales in 2013 or 2012 to subsidiaries, while 30% (34%) of total purchases of goods and services were from such companies.

Major changes in the Parent Company’s financial position for the year included:

•

In 2012, a provision of SEK 3.3 billion was recognized, which provides for Ericsson’s share of obligations for the wind-down of ST-Ericsson. In 2013, SEK 2.1 billion has been utilized or reversed, which resulted in a net liability of SEK 1.2 billion

•	Decreased current and non-current receivables from subsidiaries of SEK 7.1 billion

•	Decreased other current receivables of SEK 2.0 billion

•	Increased cash, cash equivalents and short-term investments of SEK 1.1 billion

•	Decreased current and non-current liabilities to subsidiaries of SEK 5.2 billion

•	Decreased other current liabilities of SEK 0.9 billion.

At year-end, cash, cash equivalents and short-term investments amounted to SEK 58.5 (57.4) billion.

Share information

As of December 31, 2013, the total number of shares in issue was 3,305,051,735, of which 261,755,983 were Class A shares, each carrying one vote, and 3,043,295,752 were Class B shares, each carrying one tenth of one vote. Both classes of shares have the same rights of participation in the net assets and earnings.

The two largest shareholders at year-end were Investor AB and AB Industrivärden holding 21.50% and 15.21% respectively of the voting rights in the Parent Company.

In accordance with the conditions of the Long-Term Variable Remuneration Program (LTV) for Ericsson employees, 10,829,917 treasury shares were sold or distributed to employees in 2013. The quotient value of these shares was SEK 5.00, totaling SEK 54.1 million, representing less than 1% of capital stock, and compensation received for shares sold and distributed shares amounted to SEK 116.6 million.

The holding of treasury stock at December 31, 2013 was 73,968,178 Class B shares. The quotient value of these shares is SEK 5.00, totaling SEK 369.8 million, representing 2.2% of capital stock, and the purchase price amounts to SEK 571.6 million.

Proposed disposition of earnings

The Board of Directors proposes that a dividend of SEK 3.0 (2.75) per share be paid to shareholders duly registered on the record date April 16, 2014, and that the Parent Company shall retain the remaining part of non-restricted equity.

The Class B treasury shares held by the Parent Company are not entitled to receive dividend. Assuming that no treasury shares remain on the record date, the Board of Directors proposes that earnings be distributed as follows:

Amount to be paid to the shareholders	SEK 9,915,155,205
Amount to be retained by the Parent Company	SEK 13,882,835,598

Total non-restricted equity of the Parent Company	SEK 23,797,990,803

Ericsson Annual Report on Form 20-F 2013

As a basis for its dividend proposal, the Board of Directors has made an assessment in accordance with Chapter 18, Section 4 of the Swedish Companies Act of the Parent Company’s and the Group’s need for financial resources as well as the Parent Company’s and the Group’s liquidity, financial position in other respects and long-term ability to meet their commitments. The Group reports an equity ratio of 53% (50%) and a net cash amount of SEK 37.8 (38.5) billion.

The Board of Directors has also considered the Parent Company’s result and financial position and the Group’s position in general. In this respect, the Board of Directors has taken into account known commitments that may have an impact on the financial positions of the Parent Company and its subsidiaries.

The proposed dividend does not limit the Group’s ability to make investments or raise funds, and it is the Board of Directors’ assessment that the proposed dividend is well-balanced considering the nature, scope and risks of the business activities as well as he capital requirements for the Parent Company and the Group in addition to coming years’ business plans and economic development.

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

Ericsson Annual Report on Form 20-F 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Telefonaktiebolaget LM Ericsson (publ)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders equity and cash flows present fairly, in all material respects, the financial position of Telefonaktiebolaget LM Ericsson and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

Stockholm, April 8, 2014

By:	/s/ PricewaterhouseCoopers
Name:	PricewaterhouseCoopers AB

Ericsson Annual Report on Form 20-F 2013

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

January–December, SEK million	Notes	2013	2012		2011
Net sales	C3, C4	227,376	227,779		226,921
Cost of sales		–151,005	–155,699		–147,200

Gross income		76,371	72,080		79,721
Gross margin (%)		33.6%	31.6%		35.1%
Research and development expenses		–32,236	–32,833		–32,638
Selling and administrative expenses		–26,273	–26,023		–26,683

Operating expenses		–58,509	–58,856		–59,321
Other operating income and expenses	C6	113	8,965	1)	1,278

Operating income before shares in earnings of joint ventures and associated companies		17,975	22,189		21,678
Operating margin before shares in earnings of joint ventures and associated companies (%)		7.9%	9.7%		9.6%
Share in earnings of joint ventures and associated companies	C3, C12	–130	–11,731		–3,778

Operating income		17,845	10,458		17,900
Financial income	C7	1,346	1,708		2,882
Financial expenses	C7	–2,093	–1,984		–2,661

Income after financial items		17,098	10,182		18,121
Taxes	C8	–4,924	–4,244		–5,552

Net income		12,174	5,938		12,569

Net income attributable to:
Stockholders of the Parent Company		12,005	5,775		12,194
Non-controlling interest		169	163		375
Other information
Average number of shares, basic (million)	C9	3,226	3,216		3,206
Earnings per share attributable to stockholders of the Parent Company, basic (SEK)2)	C9	3.72	1.80		3.80
Earnings per share attributable to stockholders of the Parent Company, diluted (SEK)2)	C9	3.69	1.78		3.77

1)	Includes gain on sale of Sony Ericsson of SEK 7.7 billion.
2)	Based on Net income attributable to stockholders of the Parent Company.

Ericsson Annual Report on Form 20-F 2013

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

January–December, SEK million	2013	2012	2011
Net income	12,174	5,938	12,569

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans including asset ceiling	3,214	–451	–6,963
Tax on items that will not be reclassified to profit or loss	–1,235	–59	1,810
Items that may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the period	251	1,668	996
Reclassification adjustments for gains/losses included in profit or loss	–1,072	–568	–2,028
Adjustments for amounts transferred to initial carrying amount of hedged items	—	92	—
Revaluation of other investments in shares and participations
Fair value remeasurement	71	6	—
Changes in cumulative translation adjustments	–1,687	–3,947	–964
Share of other comprehensive income of joint ventures and associated companies	–14	–486	–262
Tax on items that may be reclassified to profit or loss	179	–363	348

Total other comprehensive income, net of tax	–293	–4,108	–7,063

Total comprehensive income	11,881	1,830	5,506

Total comprehensive income attributable to:
Stockholders of the Parent Company	11,712	1,716	5,081
Non-controlling interests	169	114	425

Ericsson Annual Report on Form 20-F 2013

CONSOLIDATED BALANCE SHEET

December 31, SEK million	Notes	2013	2012
Assets
Non-current assets
Intangible assets	C10
Capitalized development expenses		3,348	3,840
Goodwill		31,544	30,404
Intellectual property rights, brands and other intangible assets		12,815	15,202

Property, plant and equipment	C11, C26, C27	11,433	11,493
Financial assets
Equity in joint ventures and associated companies	C12	2,568	2,842
Other investments in shares and participations	C12	505	386
Customer finance, non-current	C12	1,294	1,290
Other financial assets, non-current	C12	5,684	3,964
Deferred tax assets	C8	9,103	12,321

		78,294	81,742
Current assets
Inventories	C13	22,759	28,802

Trade receivables	C14	71,013	63,660
Customer finance, current	C14	2,094	4,019
Other current receivables	C15	17,941	20,065
Short-term investments	C20	34,994	32,026
Cash and cash equivalents	C25	42,095	44,682

		190,896	193,254
Total assets		269,190	274,996

Equity and liabilities
Equity
Stockholders’ equity	C16	140,204	136,883
Non-controlling interest in equity of subsidiaries		1,419	1,600

		141,623	138,483
Non-current liabilities
Post-employment benefits1)	C17	9,825	9,503
Provisions, non-current	C18	222	211
Deferred tax liabilities	C8	2,650	3,120
Borrowings, non-current	C19, C20	22,067	23,898
Other non-current liabilities		1,459	2,377

		36,223	39,109
Current liabilities
Provisions, current	C18	5,140	8,427
Borrowings, current	C19, C20	7,388	4,769
Trade payables	C22	20,502	23,100
Other current liabilities1)	C21	58,314	61,108

		91,344	97,404
Total equity and liabilities2)		269,190	274,996

1)	As of January 1, 2013 the provision for the Swedish special payroll taxes, amounting to SEK 1.8 billion, which was previously included in Other current liabilities, has been re-classified as pension liability in line with the implementation of IAS 19R.
2)	Of which interest-bearing liabilities and post-employment benefits SEK 39,280 (38,170) million.

Ericsson Annual Report on Form 20-F 2013

CONSOLIDATED STATEMENT OF CASH FLOWS

January–December, SEK million	Notes	2013	2012		2011
Operating activities
Net income		12,174	5,938		12,569
Adjustments to reconcile net income to cash	C25	9,828	13,077		12,613

		22,002	19,015		25,182

Changes in operating net assets
Inventories		4,868	2,752		–3,243
Customer finance, current and non-current		1,809	–1,259		74
Trade receivables		–8,504	–1,103		–1,700
Trade payables		–2,158	–1,311		–1,648
Provisions and post-employment benefits		–3,298	–1,920		–5,695
Other operating assets and liabilities, net		2,670	5,857		–2,988

		–4,613	3,016		–15,200

Cash flow from operating activities		17,389	22,031		9,982

Investing activities
Investments in property, plant and equipment	C11	–4,503	–5,429		–4,994
Sales of property, plant and equipment		378	568		386
Acquisitions of subsidiaries and other operations	C25, C26	–3,147	–11,529	1)	–3,181
Divestments of subsidiaries and other operations	C25, C26	465	9,452		53
Product development	C10	–915	–1,641		–1,515
Other investing activities		–1,330	1,540		–900
Short-term investments		–2,057	2,151		14,692

Cash flow from investing activities		–11,109	–4,888		4,541

Cash flow before financing activities		6,280	17,143		14,523

Financing activities
Proceeds from issuance of borrowings		5,956	8,969		2,076
Repayment of borrowings		–5,094	–9,670		–1,259
Proceeds from stock issue		—	159		—
Sale/repurchase of own shares		90	–93		92
Dividends paid		–9,153	–8,632		–7,455
Other financing activities		–1,307	–118		52

Cash flow from financing activities		–9,508	–9,385		–6,494

Effect of exchange rate changes on cash		641	–1,752		–217
Net change in cash		–2,587	6,006		7,812

Cash and cash equivalents, beginning of period		44,682	38,676		30,864

Cash and cash equivalents, end of period	C25	42,095	44,682		38,676

1)	Includes payment of external loan of SEK -6.2 billion attributable to the acquisition of Telcordia.

Ericsson Annual Report on Form 20-F 2013

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Equity and Other comprehensive income 2013

SEK million	Capital stock	Additional paid in capital	Retained earnings		Stock- holders’ equity		Non- controlling interest	Total equity
January 1, 2013	16,526	24,731	95,626		136,883		1,600	138,483
Net income
Group	—	—	12,135		12,135		169	12,304
Joint ventures and associated companies	—	—	–130		–130		—	–130

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits
Group	—	—	3,214		3,214		—	3,214
Tax on items that will not be reclassified to profit or loss	—	—	–1,235		–1,235		—	–1,235
Items that may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the year
Group	—	—	251		251		—	251
Reclassification adjustments for gains/losses included in profit or loss	—	—	–1,072	1)	–1,072		—	–1,072
Revaluation of other investments in shares and participations
Group	—	—	71		71		—	71
Changes in cumulative translation adjustments
Group	—	—	–1,687	2)	–1,687		0	–1,687
Joint ventures and associated companies	—	—	–14		–14		—	–14
Tax on items that may be reclassified to profit or loss3)	—	—	179		179		—	179

Total other comprehensive income, net of tax	—	—	–293		–293		—	–293

Total comprehensive income	—	—	11,712		11,712		169	11,881

Transactions with owners
Stock issue	—	—	—		—		—	—
Sale/repurchase of own shares	—	—	90		90		—	90
Stock purchase plans
Group	—	—	388		388		—	388
Joint ventures and associated companies	—	—	—		—		—	—
Dividends paid	—	—	–8,863		–8,863	4)	–290	–9,153
Transactions with non-controlling interest	—	—	–6		–6		–60	–66

December 31, 2013	16,526	24,731	98,947		140,204		1,419	141,623

1)	SEK –754 million is recognized in Net sales, SEK –495 million is recognized in Cost of sales, SEK 177 million is recognized in R&D expenses.
2)	Changes in cumulative translation adjustments include changes regarding revaluation of goodwill in local currency of SEK –204 million (SEK –1,400 million in 2012 and SEK 46 million in 2011), gain/loss from hedging activities of foreign entities, SEK 0 million (SEK 0 million in 2012 and SEK 9 million in 2011), and realized gain/losses net from sold/liquidated companies, SEK –20 million (SEK –461 million in 2012 and SEK 192 million in 2011).
3)	For further disclosures, see Note C8, “Taxes.”
4)	Dividends paid per share amounted to SEK 2.75 (SEK 2.50 in 2012 and SEK 2.25 in 2011).

Ericsson Annual Report on Form 20-F 2013

Equity and Other comprehensive income 2012

SEK million	Capital stock	Additional paid in capital	Retained earnings	Stock- holders’ equity	Non- controlling interest	Total equity
January 1, 2012	16,367	24,731	102,007	143,105	2,165	145,270
Net income
Group	—	—	17,411	17,411	163	17,574
Joint ventures and associated companies	—	—	–11,636	–11,636	—	–11,636

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits
Group	—	—	–451	–451	—	–451
Joint ventures and associated companies	—	—	50	50	—	50
Tax on items that will not be reclassified to profit or loss	—	—	–59	–59	—	–59
Items that may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the year
Group	—	—	1,668	1,668	—	1,668
Joint ventures and associated companies	—	—	–25	–25	—	–25
Reclassification adjustments for gains/losses included in profit or loss	—	—	–568	–568	—	–568
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	92	92	—	92
Revaluation of other investments in shares and participations
Group	—	—	6	6	—	6
Changes in cumulative translation adjustments
Group	—	—	–3,898	–3,898	–49	–3,947
Joint ventures and associated companies	—	—	–511	–511	—	–511
Tax on items that may be reclassified to profit or loss	—	—	–363	–363	—	–363

Total other comprehensive income, net of tax	—	—	–4,059	–4,059	–49	–4,108

Total comprehensive income	—	—	1,716	1,716	114	1,830

Transactions with owners
Stock issue	159	—	—	159	—	159
Sale/repurchase of own shares	—	—	–93	–93	—	–93
Stock purchase plans
Group	—	—	405	405	—	405
Joint ventures and associated companies	—	—	—	—	—	—
Dividends paid	—	—	–8,033	–8,033	–599	–8,632
Transactions with non-controlling interest	—	—	–376	–376	–80	–456

December 31, 2012	16,526	24,731	95,626	136,883	1,600	138,483

Ericsson Annual Report on Form 20-F 2013

Equity and Other comprehensive income 2011

SEK million	Capital stock	Additional paid in capital	Retained earnings	Stock- holders’ equity	Non- controlling interest	Total equity
January 1, 2011	16,367	24,731	104,008	145,106	1,679	146,785
Net income
Group	—	—	15,727	15,727	375	16,102
Joint ventures and associated companies	—	—	–3,533	–3,533	—	–3,533

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits
Group	—	—	–6,963	–6,963	—	–6,963
Joint ventures and associated companies	—	—	–212	–212	—	–212
Tax on items that will not be reclassified to profit or loss	—	—	1,810	1,810	—	1,810
Items that may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the year
Group	—	—	996	996	—	996
Joint ventures and associated companies	—	—	11	11	—	11
Reclassification adjustments for gains/losses included in profit or loss	—	—	–2,028	–2,028	—	–2,028
Changes in cumulative translation adjustments
Group	—	—	–1,014	–1,014	50	–964
Joint ventures and associated companies	—	—	–61	–61	—	–61
Tax on items that may be reclassified to profit or loss	—	—	348	348	—	348

Total other comprehensive income, net of tax	—	—	–7,113	–7,113	50	–7,063

Total comprehensive income	—	—	5,081	5,081	425	5,506

Transactions with owners
Sale of own shares	—	—	92	92	—	92
Stock purchase plans
Group	—	—	413	413	—	413
Joint ventures and associated companies	—	—	—	—	—	—
Dividends paid	—	—	–7,207	–7,207	–248	–7,455
Transactions with non-controlling interest	—	—	–380	–380	309	–71

December 31, 2011	16,367	24,731	102,007	143,105	2,165	145,270

Ericsson Annual Report on Form 20-F 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

C1    SIGNIFICANT ACCOUNTING POLICIES

Introduction

The consolidated financial statements comprise Telefonaktiebolaget LM Ericsson, the Parent Company, and its subsidiaries (“the Company”) and the Company’s interests in joint ventures and associated companies. The Parent Company is domiciled in Sweden at Torshamnsgatan 21, SE-164 83 Stockholm.

The consolidated financial statements for the year ended December 31, 2013 have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and RFR 1 “Additional rules for Group Accounting,” related interpretations issued by the Swedish Financial Reporting Board (Rådet för finansiell rapportering), and the Swedish Annual Accounts Act. For the financial reporting of 2013, the Company has applied IFRS as issued by the IASB (IFRS effective as of December 31, 2013) and with early application in relation to the amendment to IAS 36, “Impairment of assets” on recoverable amount disclosures. There is no difference between IFRS effective as of December 31, 2013, and IFRS as endorsed by the EU, nor is RFR 1 related interpretations issued by the Swedish Financial Reporting Board (Rådet för Finansiell Rapportering) or the Swedish Annual Accounts Act in conflict with IFRS, for all periods presented.

The financial statements were approved by the Board of Directors on March 5, 2014. The balance sheets and income statements are subject to approval by the Annual General Meeting of shareholders.

New standards, amendments of standards and interpretations, effective as from January 1, 2013 are as follows:

•

Amendment to IAS 1, “Financial statement presentation regarding Other comprehensive income”. The main change resulting from this amendment is a requirement for entities to group items presented in “other comprehensive income” (OCI) on the basis of whether or not they are potentially recycled to profit or loss (reclassification adjustments).

•

Amendment to IAS 19, “Employee benefits” eliminates the corridor approach and calculates finance costs on a net funding basis. The Company implemented the immediate and full recognition of actuarial gains/losses in “Other comprehensive income” (OCI) in 2006, meaning that the corridor method has not been applied by the Company as from that date and therefore the transition to the revised IAS 19 has not had an effect on the present obligation and equity except for the reclassification described below. The main issue to address is the implementation of the net interest cost/income, which integrates the interest cost and expected interest income on assets to be based on a common discount rate. The impact for fiscal year 2012 in relation to this amendment would have been an increase in pension costs for 2012 of SEK 0.4 billion if it had been restated.

The Company has addressed the taxes to be incorporated into the defined benefit obligation. The Swedish special payroll taxes have been reclassified from “Other current liabilities” to “Post-employment benefits” with an amount of SEK 1.8 billion as of January 1, 2013. The amendment also includes additional disclosure requirements on yearly financial and demographic assumptions, sensitivity analysis, duration and multi-employer plans.

•

Amendment to IFRS 7, “Financial instruments: Disclosures’ on asset and liability offsetting.” This amendment requires disclosure of gross amounts related to financial instruments for which offset has been made.

•

IFRS 10, “Consolidated financial statements.” The objective of IFRS 10 is to establish principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities to present consolidated financial statements. It defines the principle of control, and establishes control as the basis for consolidation. It sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee. An entity controls an investee if the entity has power over the investee, has the ability to use the power and is exposed to variable returns. It also sets out the accounting requirements for the preparation of consolidated financial statements.

•

IFRS 11, “Joint arrangements” focuses on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Proportional consolidation of joint ventures is no longer allowed. The Company did not apply the proportionate consolidation method prior to 2013.

•

IFRS 12, “Disclosures of interests in other entities” includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and other off-balance-sheet vehicles as well as non-controlling interests in the subsidiaries of the Company. The conclusion from the Company’s adoption analysis of IFRS 12 is that as of December 31, 2013 the Company experienced no material impact as a result of this new standard that would require separate disclosures of non-controlling interests or associated companies or joint ventures as of this date. An exception to this relates to the Company’s ownership in the associated company Rockstar Inc.

•

IFRS 13, “Fair value measurement” does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. This standard has also added disclosure requirements to IAS 34, Interim Financial Reporting, regarding the disclosure for financial instruments.

•

IAS 27 (revised 2011), “Separate financial statements” includes the provisions on separate financial statements that remain after the control provisions of IAS 27 have been included in the new IFRS 10.

•	IAS 28 (revised 2011), “Associates and joint ventures” includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.

•

Amendment to IAS 36, “Impairment of assets” on recoverable amount disclosures. This amendment addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

None of the new or amended standards and interpretations have had any significant impact on the financial result or position nor on the disclosure of the Company.

For information on “New standards and interpretations not yet adopted,” refer to the end of this Note.

Ericsson Annual Report on Form 20-F 2013

Change of hedge accounting

Due to cost efficiency reasons the Company has changed the hedge accounting.

The Company hedges highly probable forecast transactions related to sales and purchases with the purpose to limit the impact related to currency fluctuations on these forecasted transactions. This will not be changed.

The Company has, however, decided to discontinue hedge accounting for this type of hedges. Until 2012 the Company applied cash flow hedge accounting for highly probable forecast transactions. Revaluation of these hedges (incepted prior to January 1, 2013) has, prior to release, been reported under “Other comprehensive income” and is at release recycled to Sales, Cost of sales and R&D expenses respectively.

As from 2013, revaluation of new hedges (inception as from January 1, 2013) is reported under “Other operating income and expenses” in the Income statement.

Basis of presentation

The financial statements are presented in millions of Swedish Krona (SEK). They are prepared on a historical cost basis, except for certain financial assets and liabilities that are stated at fair value: derivative financial instruments, financial instruments held for trading, financial instruments classified as available-for-sale and plan assets related to defined benefit pension plans. Financial information in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows and the consolidated statement of changes in equity with related notes are presented with two comparison years while for the consolidated balance sheet financial information with related notes is presented with only one comparison year.

Basis of consolidation and composition of the group

The consolidated financial statements are prepared in accordance with the purchase method. Accordingly, consolidated stockholders’ equity includes equity in subsidiaries, joint ventures and associated companies earned only after their acquisition.

As from January 1, 2013, subsidiaries are all companies for which Telefonaktiebolaget LM Ericsson, directly or indirectly, is the parent. To be classed as a parent, Telefonaktiebolaget LM Ericsson, directly or indirectly, must control another company which requires that the Parent Company has power over that other company, is exposed to variable returns from its involvement and has the ability to use its power over that other company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that such control ceases.

Before 2013, subsidiaries were all companies in which Telefonaktiebolaget LM Ericsson, directly or indirectly, had an ownership interest, including effective potential voting rights; companies over which the Company had the power to govern the financial and operating policies generally associated with ownership of more than one half of the voting rights; or companies over which Telefonaktiebolaget LM Ericsson, directly or indirectly, by agreement had control. The financial statements of subsidiaries were included in the consolidated financial statements from the date that control commenced until the date that control ceases. The change as from 2013 was made due to a change of IFRS, as disclosed under Introduction: see IFRS 10, “Consolidated financial statements.”

Intra-group balances and any unrealized income and expense arising from intra-group transactions are fully eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The Company is composed of a parent company, Telefonaktiebolaget LM Ericsson, with generally fully-owned subsidiaries in many countries of the world. The largest operating subsidiaries are the fully-owned telecom vendor companies Ericsson AB, incorporated in Sweden and Ericsson Inc., incorporated in the US.

Business combinations

At the acquisition of a business, the cost of the acquisition, being the purchase price, is measured as the fair value of the assets given, and liabilities incurred or assumed at the date of exchange, including any cost related to contingent consideration. Transaction costs attributable to the acquisition are expensed as incurred. The acquisition cost is allocated to acquired assets, liabilities and contingent liabilities based upon appraisals made, including assets and liabilities that were not recognized on the acquired entity’s balance sheet, for example intangible assets such as customer relations, brands, patents and financial liabilities. Goodwill arises when the purchase price exceeds the fair value of recognizable acquired net assets. In acquisitions with non-controlling interests full or partial goodwill can be recognized. Final amounts are established within one year after the transaction date at the latest.

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

Joint ventures and associated companies

Both joint ventures and associated companies are accounted for in accordance with the equity method. Under the equity method, the investment in an associate or joint venture is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. If the Company’s interest in an associated company or joint venture is nil, the Company shall not, as prescribed by IFRS, recognize its part of any future losses. Provisions related to obligations for such an interest shall, however, be recognized in relation to such an interest.

As from January 1, 2013, JVs are classed as ownership interests under which the Company has joint control of another company, as prescribed under IFRS 11, “Joint Arrangements,” a new standard effective as from 2013: see Introduction. Prior to 2013, JVs were classed as ownership interests where a joint influence was obtained through agreement. IFRS 11 has not changed the Company’s accounting treatment of JVs.

Investments in associated companies, i.e. when the Company has significant influence and the power to participate in the financial and operating policy decisions of the associated company, but is not in

Ericsson Annual Report on Form 20-F 2013

control or joint control over those policies. Normally this is the case in voting stock interest, including effective potential voting rights, which stand at at least 20% but not more than 50%.

The Company’s share of income before taxes is reported in item “Share in earnings of joint ventures and associated companies”, included in Operating Income. This reflects the fact that these interests are held for operating rather than investing or financial purposes. Ericsson’s share of income taxes related to joint ventures and associated companies is reported under the line item Taxes in the income statement.

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

Impairment testing as well as recognition or reversal of impairment of investments in each joint venture is performed in the same manner as for intangible assets other than goodwill. The entire carrying value of each investment, including goodwill, is tested as a single asset. See also description under “Intangible assets other than goodwill” below.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in Other comprehensive income are reclassified to profit or loss where appropriate.

In Note C2, “Critical Accounting Estimates and Judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Foreign currency remeasurement and translation

Items included in the financial statements of each entity of the Company are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Swedish Krona (SEK), which is the Parent Company’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of each respective transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, unless deferred in Other comprehensive income under the hedge accounting practices as described below.

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

There is no significant impact due to any currency of a hyperinflationary economy.

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

Revenue recognition

Background

The Company offers a comprehensive portfolio of telecommunication and data communication systems, professional services, and multimedia solutions. Products, both hardware and software as well as services, are in general standardized. The impact of this is that any acceptance terms are normally only formal requirements. In Note C3, “Segment information,” the Company’s products and services are disclosed in more detail as per operating segment.

The Company’s products and services are generally sold under delivery-type or multi-year recurring services contracts. The delivery type contracts often contain content from more than one segment.

Accounting treatment

Sales are based on fair values of consideration received and recorded net of value added taxes, goods returned and estimated trade discounts. Revenue is recognized when risks and rewards have been transferred to the customer, with reference to all significant contractual terms, when:

•	The product or service has been delivered

•	The revenue amount is fixed or determinable

•	The customer has received and activation has been made of separately sold software

•	Collection is reasonably assured

Estimations of contractual performance criteria impact the timing and amounts of revenue recognized and may therefore defer revenue recognition until the performance criteria are met. The profitability of contracts is periodically assessed, and provisions for any estimated losses are made immediately when losses are probable.

Allocation and/or timing criteria specific to each type of contract are:

•

Delivery-type contracts – These contracts relate to delivery, installation, integration of products and provision of related services, normally under multiple elements contracts. Under multiple elements contracts, accounting is based on that the revenue recognition criteria are applied to the separately identifiable components of the contract. Revenue, including the impact of any discount or rebate, is allocated to each element based on relative fair values. Networks, Global Services and Support Solutions have contracts that relate to this type of arrangement.

Ericsson Annual Report on Form 20-F 2013

•

Contracts for services – These relate to multi-year service contracts such as support – and managed service contracts and other types of recurring services. Revenue is recognized when the services have been provided, generally pro rata over the contract period. Global Services has contracts that relate to this type of arrangement.

•

Contracts generating license fees from third parties for the use of the Company’s intellectual property rights – License fees are normally measured as a percentage of sales or currency amount per unit and recognized over the license period as the amount of the consideration becomes reasonably certain. Networks and Support Solutions have contracts that relate to this type of arrangement.

For sales between consolidated companies, associated companies, joint ventures and segments, the Company applies arm’s length pricing.

In Note C2, “Critical accounting estimates and judgments,” a further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

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

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement.

The fair values of quoted financial investments and derivatives are based on quoted market prices or rates. If official rates or market prices are not available, fair values are calculated by discounting the expected future cash flows at prevailing interest rates. Valuations of foreign exchange options and Interest Rate Guarantees (IRG) are made by using the Black-Scholes formula. Inputs to the valuations are market prices for implied volatility, foreign exchange and interest rates.

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

Gains or losses arising from changes in the fair values of the “Financial assets at fair value through profit or loss” category (excluding derivatives) are presented in the income statement within Financial income in the period in which they arise. Derivatives are presented in the income statement either as Cost of sales, Other operating income, Financial income or Financial expense, depending on the intent with the transaction.

Loans and receivables

Receivables, including those that relate to customer financing, are subsequently measured at amortized cost using the effective interest rate method, less allowances for impairment charges. Trade receivables include amounts due from customers. The balance represents amounts billed to customers as well as amounts where risk and rewards have been transferred to the customer but the invoice has not yet been issued.

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

Impairment

At each balance sheet date, the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as evidence that the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from OCI and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

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

Ericsson Annual Report on Form 20-F 2013

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

Hedge accounting

When applying hedge accounting, derivatives are initially recognized at fair value at trade date and subsequently re-measured at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and, if so, the nature of the item being hedged. The Company designates certain derivatives as either:

a)	Fair value hedges: a hedge of the fair value of recognized liabilities;

b)	Cash flow hedges: a hedge of a particular risk associated with a highly probable forecast transaction; or

c)	Net investment hedges: a hedge of a net investment in a foreign operation.

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

The fair values of various derivative instruments used for hedging purposes are disclosed in Note C20, “Financial risk management and financial instruments.” Movements in the hedging reserve in OCI are shown in Note C16, “Equity and other comprehensive income.”

The fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as current assets or liabilities.

As disclosed under Introduction in this note, the Company has decided to discontinue hedge accounting for certain derivatives, as for new transactions dated January 1st, 2013 or later.

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, when hedge accounting is applied. The Company only applies fair value hedge accounting for hedging fixed interest risk on borrowings. Both gains and losses relating to the interest rate swaps hedging fixed rate borrowings and the changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk are recognized in the income statement within Financial expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to the income statement over the remaining period to maturity.

Cash flow hedges

When applying hedge accounting, the effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. The gain or loss relating to an ineffective portion is recognized immediately in the income statement within Financial income or expense.

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

Net investment hedges

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in the cumulative translation adjustment (CTA). A gain or loss relating to an ineffective portion is recognized immediately in the income statement within Financial income or expense. Gains and losses deferred in CTA are included in the income statement when the foreign operation is partially disposed of or sold.

Financial guarantees

Financial guarantee contracts are initially recognized at fair value (i.e. usually the fee received). Subsequently, these contracts are measured at the higher of:

•	The amount determined as the best estimate of the net expenditure required to settle the obligation according to the guarantee contract.

•	The recognized contractual fee less cumulative amortization when amortized over the guarantee period, using the straight-line-method.

•	The best estimate of the net expenditure comprising future fees and cash flows from subrogation rights.

Inventories

Inventories are measured at the lower of cost or net realizable value on a first-in, first-out (FIFO) basis.

Risks of obsolescence have been measured by estimating market value based on future customer demand and changes in technology and customer acceptance of new products.

A significant part of Inventories is Contract work in progress (CWIP). Recognition and derecognition of CWIP relates to the Company’s revenue recognition principles meaning that costs incurred under

Ericsson Annual Report on Form 20-F 2013

a customer contract are recognized as CWIP. When revenue is recognized, CWIP is derecognized and is instead recognized as Cost of sales.

In Note C2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Intangible assets

Intangible assets other than goodwill

Intangible assets other than goodwill comprise acquired intangible assets, such as patents, customer relations, trademarks and software, as well as capitalized development expenses and separately acquired intangible assets, mainly consisting of software. At initial recognition, acquired intangible assets related to business combinations are stated at fair value and capitalized development expenses and software are stated at cost. Subsequent to initial recognition, separately acquired intangible assets, mainly software and capitalized development expenses, are stated at initially recognized amounts less accumulated amortization and any impairment. Amortization and any impairment losses are included in Research and development expenses, which mainly consists of capitalized development expenses and patents; in Selling and administrative expenses, which mainly consists of expenses relating to customer relations and brands; and in Cost of sales.

Costs incurred for development of products to be sold, leased or otherwise marketed or intended for internal use are capitalized as from when technological and economic feasibility has been established until the product is available for sale or use. Research and development expenses directly related to orders from customers are accounted for as a part of Cost of sales. Other research and development expenses are charged to income as incurred. Amortization of acquired intangible assets, such as patents, customer relations, trademarks and software, is made according to the straight-line method over their estimated useful lives, not exceeding ten years. However, if the economic benefit related to an item of intangible assets is front-end loaded the amortization method reflects this. Thus, the amortization for such an item is amortized on a digressive curve basis and the asset value decreases by higher amounts in the beginning of its useful life compared to the end.

The Company has not recognized any intangible assets with indefinite useful life other than goodwill.

Impairment tests are performed whenever there is an indication of possible impairment. However, intangible assets not yet available for use are tested annually. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs to sell. In assessing value in use, the estimated future cash flows after tax are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Application of after tax amounts in calculation, both in relation to cash flows and discount rate is applied due to that available models for calculating discount rate include a tax component. The after tax discount rate applied by the Company is not materially different from a discounting based on before-tax future cash flows and before-tax discount rates, as required by IFRS.

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

In Note C2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Goodwill

As from the acquisition date, goodwill acquired in a business combination is allocated to each cash-generating unit (CGU) of the Company expected to benefit from the synergies of the combination. The Company’s four operating segments have been identified as CGUs. Goodwill is assigned to three of them: Networks, Global Services and Support Solutions.

An annual impairment test for the CGUs to which goodwill has been allocated is performed in the fourth quarter, or when there is an indication of impairment. Impairment testing as well as recognition of impairment of goodwill is performed in the same manner as for intangible assets other than goodwill: see description under “Intangible assets other than goodwill” above. An impairment loss in respect of goodwill is not reversed.

Additional disclosure is required in relation to goodwill impairment testing: see Note C2, “Critical accounting estimates and judgments” below and Note C10, “Intangible assets.”

Property, plant and equipment

Property, plant and equipment consist of real estate, machinery and other technical assets, other equipment, tools and installation and construction in process and advance payment. They are stated at cost less accumulated depreciation and any impairment losses.

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

Impairment testing as well as recognition or reversal of impairment of property, plant and equipment is performed in the same manner as for intangible assets other than goodwill: see description under “Intangible assets other than goodwill” above.

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

Ericsson Annual Report on Form 20-F 2013

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

Deferred tax is recognized for temporary differences between the book values of assets and liabilities and their tax values and for tax loss carry-forwards. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and tax loss carry-forwards can be utilized. In the recognition of income taxes, the Company offsets current tax receivables against current tax liabilities and deferred tax assets against deferred tax liabilities in the balance sheet, when the Company has a legal right to offset these items and the intention to do so. Deferred tax is not recognized for the following temporary differences: goodwill not deductible for tax purposes, for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and for differences related to investments in subsidiaries when it is probable that the temporary difference will not reverse in the foreseeable future.

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

The measurement of deferred tax assets involves judgment regarding the deductibility of costs not yet subject to taxation and estimates regarding sufficient future taxable income to enable utilization of unused tax losses in different tax jurisdictions. All deferred tax assets are subject to annual review of probable utilization. The largest amounts of tax loss carry-forwards relate to Sweden, which have an indefinite period of utilization.

In Note C2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

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

Project-related provisions include estimated losses on onerous contracts, contractual penalties and undertakings. For losses on customer contracts, a provision equal to the total estimated loss is recorded when a loss from a contract is anticipated and possible to estimate reliably. These contract loss estimates include any probable penalties to a customer under a loss contract.

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

Certain present obligations are not recognized as provisions as it is not probable that an economic outflow will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability. Such obligations are reported as contingent liabilities. For further detailed information, see Note C24, “Contingent liabilities.” In Note C2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

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

As from January 1, 2013, the present value of the defined benefit obligations for current and former employees is calculated using the Projected Unit Credit Method. The discount rate for each country is determined by reference to market yields on high-quality corporate

Ericsson Annual Report on Form 20-F 2013

bonds that have maturity dates approximating the terms of the Company’s obligations. In countries where there is no deep market in such bonds, the market yields on government bonds are used. The calculations are based upon actuarial assumptions, assessed on a quarterly basis, and are as a minimum prepared annually. Actuarial assumptions are the Company’s best estimate of the variables that determine the cost of providing the benefits. When using actuarial assumptions, it is possible that the actual results will differ from the estimated results or that the actuarial assumptions will change from one period to another. These differences are reported as actuarial gains and losses. They are, for example, caused by unexpectedly high or low rates of employee turnover, changed life expectancy, salary changes and changes in the discount rate. Actuarial gains and losses are recognized in OCI in the period in which they occur. The Company’s net liability for each defined benefit plan consists of the present value of pension commitments less the fair value of plan assets and is recognized net on the balance sheet. When the result is a net benefit to the Company, the recognized asset is limited to the present value of any future refunds from the plan or reductions in future contributions to the plan.

Interest cost on the defined benefit obligation and interest income on plan assets is calculated as a net interest amount by applying the discount rate to the net defined benefit liability. All past service costs are recognized immediately. Swedish special payroll tax is accounted for as a part of the pension cost and the pension liability respectively.

Payroll taxes related to actuarial gains and losses are included in determining actuarial gains and losses, reported under OCI.

Prior to 2013, the present value of the defined benefit obligations for current and former employees was calculated using the Projected Unit Credit Method. The discount rate for each country was determined by reference to market yields on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations. In countries where there is no deep market in such bonds, the market yields on government bonds were used. The calculations were based upon actuarial assumptions, assessed on a quarterly basis, and were as a minimum prepared annually. Actuarial assumptions were the Company’s best estimate of the variables that determine the cost of providing the benefits. When using actuarial assumptions, it was possible that the actual results differed from the estimated results or that the actuarial assumptions changed from one period to another. These differences were reported as actuarial gains and losses. They were, for example, caused by unexpectedly high or low rates of employee turnover, changed life expectancy, salary changes, changes in the discount rate and differences between actual and expected return on plan assets. Actuarial gains and losses were recognized in OCI in the period in which they occurred. The Company’s net liability for each defined benefit plan consists of the present value of pension commitments less the fair value of plan assets and was recognized net on the balance sheet. When the result was a net benefit to the Company, the recognized asset was limited to the total of any cumulative past service cost and the present value of any future refunds from the plan or reductions in future contributions to the plan.

In Note C2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to key sources of estimation uncertainty.

Share-based compensation to employees and the Board of Directors

Share-based compensation is related to remuneration to all employees, including key management personnel and the Board of Directors.

Under IFRS, a company shall recognize compensation costs for share-based compensation programs based on a measure of the value to the company of services received under the plans.

This value is based on the fair value of, for example, free shares at grant date, measured as stock price as of each investment date. The value at grant date is charged to the income statement as any other remuneration over the service period. For example, value at grant date is 90. Given the normal service period of three years within Ericsson, 30 would be charged per year during the service period.

The amount charged to the income statement is reversed in equity each time of the income statement charge.

The reason for this IFRS accounting principle is that compensation cost is a cost with no direct cash flow impact. The purpose of share-based accounting according to IFRS (IFRS 2) is to present the impact of share-based programs, being part of the total remuneration, in the income statement.

Compensation to employees

Stock purchase plans

        For stock purchase plans, compensation costs are recognized during the vesting period, based on the fair value of the Ericsson share at the employee’s investment date. The fair value is based upon the share price at investment date, adjusted for the fact that no dividends will be received on matching shares prior to matching and other features that are non-vesting conditions. The employee pays a price equal to the share price at investment date for the investment shares. The investment date is considered as the grant date. In the balance sheet, the corresponding amounts are accounted for as equity. Vesting conditions are non-market-based and affect the number of shares that Ericsson will match. Other features of a share-based payment are non-vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services. Non-vesting conditions would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. When calculating the compensation costs for shares under performance-based matching programs, the Company at each reporting date assesses the probability that the performance targets will be met. Compensation expenses are based on estimates of the number of shares that will match at the end of the vesting period. When shares are matched, social security charges are to be paid in certain countries on the value of the employee benefit. The employee benefit is generally based on the market value of the shares at the matching date. During the vesting period, estimated amounts for such social security charges are expensed and accrued.

Compensation to the Board of Directors

During 2008, the Parent Company introduced a share-based compensation program as a part of the remuneration to the Board of Directors. The program gives non-employee Directors elected by the General Meeting of Shareholders a right to receive part of their remuneration as a future payment of an amount which corresponds to the market value of a share of class B in the Parent Company at the time of payment, as further disclosed in Note C28, “Information regarding members of the Board of Directors, the Group management and employees.” The cost for cash settlements is measured and recognized based on the estimated costs for the program on a pro rata basis during the service period, being one year. The estimated costs are remeasured during and at the end of the service period.

Segment reporting

An operating segment is a component of a company whose operating results are regularly reviewed by the Company’s chief operating decision maker, (CODM), to make decisions about resources to be allocated to the segment and assess its performance. Within the Company, the Group Management Team is defined as the CODM function.

The segment presentation is based on the Company’s accounting policies as disclosed in this note. The arm’s length principle is applied in transactions between the segments.

Ericsson Annual Report on Form 20-F 2013

The Company’s segment disclosure about geographical areas is based on the country in which transfer of risks and rewards occur.

New standards and interpretations not yet adopted

A number of issued new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2013 and have not been applied in preparing these consolidated financial statements.

Below is a list of standards/interpretations, applicable for the Company, that have been issued and are effective for the periods starting from January 1, 2014 if not otherwise stated. These amendments effective as from January 1, 2014 are not expected to have a significant impact on the Company’s financial result or position.

•

Amendment to IAS 32, “Financial instruments: Presentation,” on asset and liability offsetting. This amendment i related to the application of guidance in IAS 32, ‘Financial instruments: Presentation,’ and clarifies some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. This amendment is effective as from 1 January, 2014.

•

IFRIC 21, “Levies.” This sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to the need to pay a levy and when a liability should be recognized.

•

IFRS 9, “Financial instruments.” IFRS 9 is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. This amendment is expected to be effective as from 1 January, 2015 or later. The EU has not yet endorsed IFRS 9, ‘Financial instruments.’

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

Trade and customer finance receivables

Key sources of estimation uncertainty

The Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual receivables will be paid. Total allowances for estimated losses as of December 31, 2013, were SEK 1.2 (1.1) billion or 1.6% (1.5%) of gross trade and customer finance receivables.

Credit risks for outstanding customer finance credits are regularly assessed as well, and allowances are recorded for estimated losses.

Inventory valuation

Key sources of estimation uncertainty

Inventories are valued at the lower of cost and net realizable value. Estimates are required in relation to forecasted sales volumes and inventory balances. In situations where excess inventory balances are identified, estimates of net realizable values for the excess volumes are made. Inventory allowances for estimated losses as of December 31, 2013, amounted to SEK 2.5 (3.5) billion or 10% (11%) of gross inventory.

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

Ericsson Annual Report on Form 20-F 2013

The largest amounts of tax loss carry-forwards are reported in Sweden, with an indefinite period of utilization (i.e. with no expiry date). For further detailed information, please refer to Note C8, “Taxes”.

At December 31, 2013, the value of deferred tax assets amounted to SEK 9.1 (12.3) billion. The deferred tax assets related to loss carry-forwards are reported as non-current assets.

Accounting for income tax, value added tax, and other taxes

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

Acquired intellectual property rights and other intangible assets, including goodwill

Key sources of estimation uncertainty

At initial recognition, future cash flows are estimated, to ensure that the initial carrying values do not exceed the expected discounted cash flows for the items of this type of assets. After initial recognition, impairment testing is performed whenever there is an indication of impairment, except in the case of goodwill for which impairment testing is performed at least once per year. Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges.

For further discussion on goodwill, see Note C1, “Significant accounting policies” and Note C10, “Intangible assets.” Estimates related to acquired intangible assets are based on similar assumptions and risks as for goodwill.

At December 31, 2013, the amount of acquired intellectual property rights and other intangible assets amounted to SEK 44.4 (45.6) billion, including goodwill of SEK 31.5 (30.4) billion.

Judgments made in relation to accounting policies applied

At initial recognition and subsequent remeasurement, management judgments are made, both for key assumptions and regarding impairment indicators. In the purchase price allocation made for each acquisition, the purchase price shall be assigned to the identifiable assets, liabilities and contingent liabilities based on fair values for these assets. Any remaining excess value is reported as goodwill. This allocation requires management judgment as well as the definition of cash-generating units for impairment testing purposes. Other judgments might result in significantly different results and financial position in the future.

Provisions

Warranty provisions

Key sources of estimation uncertainty

Provisions for product warranties are based on current volumes of products sold still under warranty and on historic quality rates for mature products as well as estimates and assumptions regarding future quality rates for new products and estimates of costs to remedy the various qualitative issues that might occur. Total provisions for product warranties as of December 31, 2013, amounted to SEK 0.9 (1.6) billion.

Provisions other than warranty provisions

Key sources of estimation uncertainty

Provisions, other than warranty provisions, mainly comprise amounts related to contractual obligations and penalties to customers and estimated losses on customer contracts, restructuring, risks associated with patent and other litigations, supplier or subcontractor claims and/ or disputes, as well as provisions for unresolved income tax and value added tax issues. The estimates related to the amounts of provisions for penalties, claims or losses receive special attention from the management. At December 31, 2013, provisions other than warranty commitments amounted to SEK 4.5 (7.0) billion. For further detailed information, see Note C18, “Provisions.”

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

Judgments made in relation to accounting policies

As disclosed under Note C1, “Significant accounting policies” a potential obligation that is not likely to result in an economic outflow is classified as a contingent liability, with no impact on the Company’s financial statements. However, should an obligation in a later period be deemed to be probable, then a provision shall be recognized, impacting the financial statements.

Pension and other post-employment benefits

Key sources of estimation uncertainty

Accounting for the costs of defined benefit pension plans and other applicable post-employment benefits is based on actuarial valuations, relying on key estimates for discount rates, future salary increases, employee turnover rates and mortality tables. The discount rate assumptions are based on rates for high-quality fixed-income investments with durations as close as possible to the Company’s pension plans. At December 31, 2013, defined benefit obligations for pensions and other post-employment benefits amounted to SEK 52.9 (52.0) billion and fair value of plan assets to SEK 46.6 (44.6) billion. For more information on estimates and assumptions, see Note C17, “Post-employment benefits.”

Foreign exchange risks

Key sources of estimation uncertainty

Foreign exchange risk impacts the financial results of the Company: see further disclosure in Note C20, “Financial Risk Management and Financial Instruments,” under Foreign Exchange Risk.

Ericsson Annual Report on Form 20-F 2013

C3    SEGMENT INFORMATION

Operating segments

When determining Ericsson’s operating segments, consideration has been given to which markets and what type of customers the products and services aim to attract, as well as the distribution channels they are sold through. Commonality regarding technology, research and development has also been taken into account. To best reflect the business focus and to facilitate comparability with peers, four operating segments are reported:

•	Networks

•	Global Services

•	Support Solutions

•	Modems

Networks delivers products and solutions for mobile access, IP and transport networks and core networks. The offering includes:

•	Radio access solutions that interconnect with devices such as mobile phones, tablets and PCs. The RBS 6000 supports all major standardized mobile technologies

•	IP and transport solutions based on the SSR 8000 family of products as well as transmission/backhaul including microwave (MINI-LINK) and optical transmission solutions for mobile and fixed networks

•	Switching and IMS solutions, based on the Ericsson Blade Server platform, for core networks

•	Operations Support Systems (OSS), supporting operators’ management of existing networks and introduction of new technologies and services.

Global Services delivers managed services, product-related services, consulting and systems integration services as well as broadcast services. The offering includes:

•

Managed Services: Services for designing, building, operating and managing the day-to-day operations of the customer’s network or solution; maintenance; network sharing solutions; plus shared solutions such as hosting of platforms and applications. Ericsson also offers managed services of IT environments.

•	Product-related services: Services to expand, upgrade, restructure or migrate networks; network-rollout services; customer support; and network optimization services.

•

Consulting and Systems Integration: Technology and operational consulting; integration of multi-vendor equipment; design and integration of new solutions and transforming programs. Industry-specific solutions for vertical industries are also included.

•

Broadcast Services: Services include responsibility for technical platforms and operational services related to TV content management, playout and service provisioning of a TV broadcaster’s business. Services cover live and pre-recorded, commercial and public service television.

Support Solutions provides enablers and applications for operators. The offering includes:

•	Operations Support Systems: plan, build and optimize, service fulfillment and service assurance.

•	Business Support Systems: revenue management (prepaid, post-paid, convergent charging and billing), mediation and customer care solutions.

•

TV solutions: a suite of open, standards-based solutions and products for the creation, management and delivery of evolved TV experiences on any device over any network. Includes a multi- screen TV platform with consumer experience creation, video content management, on-demand video delivery, advanced video compression and video-optimized delivery network infrastructure.

•	M-Commerce solutions for money transfer: payment transactions and services between mobile subscribers and operators or other service providers.

Modems performs design, development and sales of the LTE multimode thin modem solutions, including 2G, 3G and 4G interoperability.

Modems was consolidated into Ericsson as of October 1, 2013.

Former segments

ST-Ericsson was formed in 2009 as a joint venture between Ericsson and STMicroelectronics. Early 2013 the parents agreed to split up and close the joint venture. The company ST-Ericsson is winding down and all business has been transferred to parents or divested during 2013. The acquired business is now consolidated into Ericsson in the new segment Modems. As of January 1, 2013, ST-Ericsson is no longer reported as a separate segment.

As of December 31, 2012 there were no remaining investments related to ST-Ericsson on the Company’s balance sheet. For more information, see Note C12, “Financial assets.”

Sony Ericsson was, up until 2012, a joint venture delivering mobile phones and accessories. In February 2012, Ericsson completed the divestment of its 50% stake in Sony Ericsson to Sony. The sale resulted in a gain of SEK 7.7 billion. Sony Ericsson was not consolidated by the Company during 2012.

Unallocated

Some revenues, costs, assets and liabilities are not identified as part of any operating segment and are therefore not allocated. Examples of such items are costs for corporate staff, IT costs and general marketing costs.

Regions

The Regions are the Company’s primary sales channel. The Company operates worldwide and reports its operations divided into eleven regions:

•	North America

•	Latin America

•	Northern Europe & Central Asia

•	Western and Central Europe

•	Mediterranean

•	Middle East

•	Sub-Saharan Africa

•	India

•	North East Asia

•	South East Asia & Oceania

•	Other.

Region “Other” includes licensing revenues, broadcast services, power modules and other businesses.

Major customers

The Company does not have any customer for which revenues from transactions have exceeded 10% of the Company’s total revenues for the years 2013, 2012 or 2011.

We derive most of our sales from large, multi-year agreements with a limited number of significant customers. Out of a customer base of more than 400, mainly consisting of network operators, the 10 largest customers account for 44% (46%) of net sales. The largest customer accounted for approximately 8% (7%) of sales in 2013.

For more information, see Risk Factors, “Market, Technology and Business Risks.”

Ericsson Annual Report on Form 20-F 2013

Marketing channels

Marketing in a business-to-business environment is expanding, from being primarily conducted through personal meetings, to on-line forums, expert blogs and social media. Ericsson performs marketing through:

•	Customer engagement with a consultative approach

•	Selective focus on events and experience centers for customer experience and interaction

•	Continuous dialogue with customers and target audiences through social and other digital media (including virtual events)

•	Activation of the open social and digital media landscape to strengthen message reach and impact

•	Execution of solutions-driven programs, aligned globally and regionally.

Operating segments

2013	Networks	Global Services	Support Solutions	Modems	Total Segments	Unallocated	Group
Segment sales	117,699	97,443	12,234	—	227,376	—	227,376

Net sales	117,699	97,443	12,234	—	227,376	—	227,376

Operating income	11,318	6,185	1,455	–543	18,415	–570	17,845

Operating margin (%)	10%	6%	12%	—	8%	—	8%
Financial income							1,346
Financial expenses							–2,093

Income after financial items							17,098

Taxes							–4,924

Net income							12,174

Other segment items
Share in earnings of joint ventures and associated companies	–155	60	–58	—	–153	23	–130
Amortization	–4,237	–925	–722	–44	–5,928	—	–5,928
Depreciation	–3,243	–788	–135	–61	–4,227	—	–4,227
Impairment losses	–5	–2	0	—	–7	—	–7
Reversals of impairment losses	19	5	1	—	25	—	25
Restructuring expenses	–2,182	–1,997	–186	—	–4,365	–88	–4,453
Gains/losses from divestments	–621	–166	–105	—	–892	51	–841

Revenue from the acquired Telcordia business operation is reported 50/50 between segments Global Services and Support Solutions.

Operating segments

2012	Networks	Global Services	Support Solutions	Sony Ericsson		ST- Ericsson		Total Segments	Unallocated	Eliminations1)	Group
Segment sales	117,185	97,009	13,445	—		8,457		236,096	—	–8,457	227,639
Inter-segment sales	100	34	6	—		634		774	—	–634	140

Net sales	117,285	97,043	13,451	—		9,091		236,870	—	–9,091	227,779

Operating income	7,057	6,226	1,150	8,026	2)	–15,447	3)	7,012	–267	3,713	10,458

Operating margin (%)	6%	6%	9%	—		–170%		3%	—	—	5%
Financial income											1,708
Financial expenses											–1,984

Income after financial items											10,182

Taxes											–4,244

Net income											5,938

Other segment items
Share in earnings of joint ventures and associated companies	–59	45	–20	—		–11,734	3)	–11,768	37	—	–11,731
Amortization	–3,832	–853	–809	—		–322		–5,816	—	322	–5,494
Depreciation	–3,035	–727	–290	—		–741		–4,793	—	741	–4,052
Impairment losses	–385	–9	–1	—		—	4)	–395	—	—	–395
Reversals of impairment losses	39	9	4	—		—		52	—	—	52
Write-down of investment	—	—	—	—		–4,684		–4,684	—	—	–4,684
Restructuring expenses	–1,253	–1,930	–246	—		–624		–4,053	–18	624	–3,447
Gains/losses from divestments	–59	1	216	8,026	2)	—		8,184	152	—	8,336

Revenue from the acquired Telcordia business operation is reported 50/50 between segments Global Services and Support Solutions.

1)	All segment sales are presented, but as ST-Ericsson sales are accounted for in accordance with the equity method, their sales are eliminated in the Eliminations column.
2)	Includes a gain from the divestment of Sony Ericsson of SEK 7.7 billion.
3)	Includes a write-down of SEK –4.7 billion of the ST-Ericsson investment, a provision of SEK –3.3 billion and the Company’s share in ST-Ericsson’s operating loss of SEK –3.7 billion.
4)	Impairment losses included in Write-down of investment.

Ericsson Annual Report on Form 20-F 2013

Operating segments

2011	Networks	Global Services	Support Solutions	Sony Ericsson	ST- Ericsson	Total Segments	Unallocated	Eliminations1)	Group
Segment sales	131,596	83,854	10,629	46,866	9,232	282,177	—	–56,098	226,079
Inter-segment sales	799	30	13	126	1,461	2,429	—	–1,587	842

Net sales	132,395	83,884	10,642	46,992	10,693	284,606	—	–57,685	226,921

Operating income	17,295	5,544	–504	–1,854	–5,461	15,020	–501	3,381	17,900

Operating margin (%)	13%	7%	–5%	–4%	–51%	5%	—	—	8%
Financial income									2,882
Financial expenses									–2,661

Income after financial items									18,121

Taxes									–5,552

Net income									12,569

Other segment items
Share in earnings of joint ventures and associated companies	87	28	4	–1,199	–2,730	–3,810	32	—	–3,778
Amortization	–4,192	–481	–792	–1	–867	–6,333	—	868	–5,465
Depreciation	–2,783	–532	–184	–647	–823	–4,969	—	1,470	–3,499
Impairment losses	–50	–23	–12	—	–283	–368	—	283	–85
Reversals of impairment losses	12	—	1	—	—	13	—	—	13
Restructuring expenses	–1,600	–1,363	–143	–838	–280	–4,224	–78	1,118	–3,184
Gains/losses from divestments	–6	—	—	—	—	–6	164	—	158

1)	All segment sales are presented, but as Sony Ericsson and ST-Ericsson sales are accounted for in accordance with the equity method, their sales are eliminated in the Eliminations column.

Regions

	Net sales			Non-current assets5)
	2013	2012	2011	2013	2012	2011
North America3)	59,339	56,749	48,785	13,290	15,058	6,296
Latin America	21,982	22,006	21,982	1,742	2,084	2,268
Northern Europe & Central Asia1)2)	11,618	11,345	15,225	38,522	38,335	41,008
Western & Central Europe2)	18,485	17,478	19,030	3,539	2,922	5,097
Mediterranean2)	24,156	23,299	23,807	1,089	1,099	1,395
Middle East	17,438	15,556	15,461	46	32	42
Sub-Saharan Africa	10,049	11,349	10,163	32	119	79
India	6,138	6,460	9,762	439	460	355
North East Asia4)	27,398	36,196	38,209	2,667	3,371	3,939
South East Asia & Oceania	15,787	15,068	13,870	342	301	318
Other1)2)3)4)	14,986	12,273	10,627	—	—	—

Total	227,376	227,779	226,921	61,708	63,781	60,797

1) Of which in Sweden	4,427	5,033	3,882	38,049	37,718	40,415
2) Of which in EU	43,544	44,230	43,960	42,239	41,546	44,786
3) Of which in the United States	59,085	56,698	46,519	11,173	13,003	6,020
4) Of which in China	11,799	12,637	17,546	1,344	1,399	1,496

5)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.

For employee information, see Note C28, “Information regarding members of the Board of Directors, the Group management and employees.”

Ericsson Annual Report on Form 20-F 2013

C4    NET SALES

Net sales

	2013	2012	2011
Sales of products and network rollout services	150,429	154,068	161,882
Of which:
Delivery-type contracts	150,429	154,068	161,882
Professional Services sales	66,395	67,092	58,834
License revenues1)	10,552	6,619	6,205

Net sales	227,376	227,779	226,921
Export sales from Sweden	108,944	106,997	116,507

1)	Impact of Samsung IPR agreement: On January 27, 2014, Ericsson and Samsung signed an agreement on global patent licenses between the two companies. The terms of the agreement were substantially agreed between the two parties in December 2013 so Ericsson concluded that it was appropriate to record an amount of SEK 4.2 billion in Net Sales for the year ended December 31, 2013 which related to the license fee for 2013 and prior years.

C5    EXPENSES BY NATURE

Expenses by nature

	2013	2012	2011
Goods and services	129,453	137,769	142,221
Employee remuneration	65,064	64,100	58,905
Amortization and depreciation	10,155	9,546	8,964
Impairments and obsolescence allowances, net of reversals	537	1,999	1,363
Financial expenses	2,093	1,984	2,661
Taxes	4,924	4,244	5,552

Expenses incurred	212,226	219,642	219,666
Inventory changes1)	–5,220	–2,782	3,417
Additions to capitalized development	915	1,641	1,515

Expenses charged to the income statement	216,531	220,783	214,734

1)	The inventory changes are based on changes of gross inventory values prior to obsolescence allowances.

Total restructuring charges in 2013 were SEK 4.5 (3.4) billion.

Restructuring charges are included in the expenses presented above.

Restructuring charges by function

	2013	2012	2011
Cost of sales	2,657	2,225	1,231
R&D expenses	872	852	561
Selling and administrative expenses	924	370	1,392

Total restructuring charges	4,453	3,447	3,184

C6    OTHER OPERATING INCOME AND EXPENSES

Other operating income and expenses

	2013		2012		2011
Gains on sales of intangible assets and PP&E	172		12		65
Losses on sales of intangible assets and PP&E	–307		–261		–64
Gains on sales of investments and operations	69		8,462	1)	210
Losses on sales of investments and operations	–910		–126		–52

Capital gains/losses, net	–976		8,087		159
Other operating revenues	1,089	2)	878		1,119

Total other operating income and expenses	113		8,965		1,278

1)	Includes a gain from the divestment of Sony Ericsson of SEK 7.7 billion.
2)	Includes revaluation of cash flow hedges of SEK 0.5 billion. For more information, see Note C1, “Significant accounting policies.”

Ericsson Annual Report on Form 20-F 2013

C7    FINANCIAL INCOME AND EXPENSES

Financial income and expenses

	2013		2012		2011
	Financial income	Financial expenses	Financial income	Financial expenses	Financial income	Financial expenses
Contractual interest on financial assets	971	—	1,685	—	1,940	—
Of which on financial assets at fair value through profit or loss	597	—	1,308	—	1,381	—
Contractual interest on financial liabilities	—	–1,412	—	–1,734	—	–1,706
Net gains/losses on:
Instruments at fair value through profit or loss1)	447	–601	142	54	1,062	–591
Of which included in fair value hedge relationships	—	–196	—	–129	—	–175
Loans and receivables	–75	—	–127	—	–132	—
Liabilities at amortized cost	—	196	—	–133	—	–105
Other financial income and expenses	3	–276	8	–171	12	–259

Total	1,346	–2,093	1,708	–1,984	2,882	–2,661

1)	Excluding net gain from operating assets and liabilities, SEK 49 million (net gain of SEK 1,299 million in 2012, SEK 51 million in 2011), reported as Cost of sales.

C8    TAXES

The Company’s tax expense for 2013 was SEK –4,924 (–4,244) million or 28.8% (41.7%) of income after financial items. The tax rate may vary between years depending on business and geographical mix.

Income taxes recognized in the income statement

	2013	2012	2011
Current income taxes for the year	–3,985	–5,795	–4,642
Current income taxes related to prior years	–26	–241	283
Deferred tax income/expense (+/–)	–913	1,697	–1,433

Subtotal	–4,924	–4,339	–5,792
Share of taxes in joint ventures and associated companies	0	95	240

Tax expense	–4,924	–4,244	–5,552

A reconciliation between reported tax expense for the year and the theoretical tax expense that would arise when applying statutory tax rate in Sweden, 22.0%, on the consolidated income before taxes, is shown in the table below.

Reconciliation of Swedish income tax rate with effective tax rate

	2013	2012	2011
Expected tax expense at Swedish tax rate 22.0%	–3,762	–2,678	–4,767
Effect of foreign tax rates	–935	–581	–1,126
Of which joint ventures and associated companies	—	–778	–754
Current income taxes related to prior years	–26	–241	283
Remeasurement of tax loss carry-forwards	165	134	224
Remeasurement of deductible temporary differences	86	468	81
Tax effect of non-deductible expenses	–620	–3,430	–768
Tax effect of non-taxable income	199	2,573	521
Tax effect of changes in tax rates	–31	–489	—

Tax expense	–4,924	–4,244	–5,552

Effective tax rate	28.8%	41.7%	30.6%

Deferred tax balances

Deferred tax assets and liabilities are derived from the balance sheet items as shown in the table below.

Tax effects of temporary differences and tax loss carry-forwards

	Deferred tax assets	Deferred tax liabilities	Net balance
2013
Intangible assets and property, plant and equipment	300	3,143
Current assets	1,958	164
Post-employment benefits	2,008	1,033
Provisions	997	293
Other	2,416	171
Loss carry-forwards	3,578	—

Deferred tax assets/liabilities	11,257	4,804	6,453
Netting of assets/liabilities	–2,154	–2,154

Deferred tax balances, net	9,103	2,650	6,453
2012
Intangible assets and property, plant and equipment	941	4,579
Current assets	2,388	293
Post-employment benefits	2,600	614
Provisions	1,512	48
Other	3,487	432
Loss carry-forwards	4,239	—

Deferred tax assets/liabilities	15,167	5,966	9,201
Netting of assets/liabilities	–2,846	–2,846

Deferred tax balances, net	12,321	3,120	9,201

Ericsson Annual Report on Form 20-F 2013

Changes in deferred taxes, net

	2013	2012
Opening balance, net	9,201	10,770
Recognized in Net income	–913	1,697
Recognized in Other comprehensive income	–1,056	–422
Acquisitions/disposals of subsidiaries	–663	–2,309
Currency translation differences	–116	–535

Closing balance, net	6,453	9,201

Tax effects reported directly in Other comprehensive income amount to SEK –1,056 (–422) million, of which actuarial gains and losses related to pensions constituted SEK –1,231 (–57) million, cash flow hedges SEK 179 (–363) million and deferred tax on gains/losses on hedges on investments in foreign entities SEK –4 (–2) million.

Deferred tax assets are only recognized in countries where the Company expects to be able to generate corresponding taxable income in the future to benefit from tax reductions.

Significant tax loss carry-forwards are related to countries with long or indefinite periods of utilization, mainly Sweden and Germany. Of the total SEK 3,578 (4,239) million recognized deferred tax assets related to tax loss carry-forwards, SEK 2,177 (2,840) million relates to Sweden with indefinite periods of utilization. Due to the Company’s strong current financial position and taxable income during 2013, the Company has been able to utilize part of its tax loss carry-forwards during the year. The assessment is that the Company will be able to generate sufficient income in the coming years to also utilize the remaining part of the recognized amounts.

Tax loss carry-forwards

Deferred tax assets regarding tax loss carry-forwards are reported to the extent that realization of the related tax benefit through future taxable profits is probable also when considering the period during which these can be utilized, as described below.

As of December 31, 2013, the recognized tax loss carry-forwards amounted to SEK 14,093 (17,081) million. The tax value of these tax loss carry-forwards is reported as an asset.

The final years in which the recognized loss carry-forwards can be utilized are shown in the following table.

Tax loss carry-forwards: year of expiration

Year of expiration	Tax loss carry-forwards	Tax value
2014	62	23
2015	—	—
2016	10	3
2017	5	1
2018	131	27
2019 or later	13,885	3,524

Total	14,093	3,578

In addition to the table above there are loss carry-forwards of SEK 3,518 (4,737) million at a tax value of SEK 1,019 (1,432) million that have not been recognized due to judgments of the possibility they will be used against future taxable profits in the respective jurisdictions. The majority of these loss carry-forwards have an expiration date in excess of five years.

C9    EARNINGS PER SHARE

Earnings per share 2011–2013

	2013	2012	2011
Basic
Net income attributable to stockholders of the Parent Company (SEK million)	12,005	5,775	12,194
Average number of shares outstanding, basic (millions)	3,226	3,216	3,206
Earnings per share, basic (SEK)	3.72	1.80	3.80

Diluted
Net income attributable to stockholders of the Parent Company (SEK million)	12,005	5,775	12,194
Average number of shares outstanding, basic (millions)	3,226	3,216	3,206
Dilutive effect for stock purchase plans	31	31	27
Average number of shares outstanding, diluted (millions)	3,257	3,247	3,233
Earnings per share, diluted (SEK)	3.69	1.78	3.77

Ericsson Annual Report on Form 20-F 2013

C10     INTANGIBLE ASSETS

Intangible assets 2013

	Capitalized development expenses				Goodwill	Intellectual property rights (IPR), trademarks and other intangible assets
	To be marketed	For internal use		Total	Total	Trademarks, customer relationships and similar rights	Patents and acquired R&D	Total
		Acquired costs	Internal costs
Cost
Opening balance	9,766	2,213	1,478	13,457	30,422	18,595	27,416	46,011
Acquisitions/capitalization	915	—	—	915	—	587	60	647
Balances regarding acquired/divested businesses1)	—	—	—	—	1,646	200	1,351	1,551
Sales/disposals	—	—	—	—	–302	–113	—	–113
Reclassification	—	—	—	—	—	—	—	—
Translation difference	—	—	—	—	–204	20	–50	–30

Closing balance	10,681	2,213	1,478	14,372	31,562	19,289	28,777	48,066

Accumulated amortization
Opening balance	–4,027	–2,106	–1,405	–7,538	—	–7,277	–18,201	–25,478
Amortization	–1,322	–51	–34	–1,407	—	–2,322	–2,199	–4,521
Sales/disposals	—	—	—	—	—	92	—	92
Translation difference	—	—	—	—	—	–36	23	–13

Closing balance	–5,349	–2,157	–1,439	–8,945	—	–9,543	–20,377	–29,920

Accumulated impairment losses
Opening balance	–1,987	–55	–37	–2,079	–18	—	–5,331	–5,331
Impairment losses	—	—	—	—	—	—	—	—

Closing balance	–1,987	–55	–37	–2,079	–18	—	–5,331	–5,331

Net carrying value	3,345	1	2	3,348	31,544	9,746	3,069	12,815

1)	For more information on acquired/divested businesses, see Note C26, “Business combinations”.

Intangible assets 2012

	Capitalized development expenses				Goodwill	Intellectual property rights (IPR), trademarks and other intangible assets
	To be marketed	For internal use		Total	Total	Trademarks, customer relationships and similar rights	Patents and acquired R&D	Total
		Acquired costs	Internal costs
Cost
Opening balance	8,125	2,213	1,478	11,816	27,455	14,188	25,689	39,877
Acquisitions/capitalization	1,641	—	—	1,641	—	538	103	641
Balances regarding acquired businesses1)	—	—	—	—	4,293	4,517	2,155	6,672
Sales/disposals	—	—	—	—	–20	–158	–137	–295
Reclassification	—	—	—	—	94	—	–94	–94
Translation difference	—	—	—	—	–1,400	–490	–300	–790

Closing balance	9,766	2,213	1,478	13,457	30,422	18,595	27,416	46,011

Accumulated amortization
Opening balance	–3,187	–1,975	–1,318	–6,480	1	–5,502	–16,078	–21,580
Amortization	–840	–131	–87	–1,058	—	–2,023	–2,413	–4,436
Sales/disposals	—	—	—	—	–1	46	124	170
Translation difference	—	—	—	—	—	202	166	368

Closing balance	–4,027	–2,106	–1,405	–7,538	—	–7,277	–18,201	–25,478

Accumulated impairment losses
Opening balance	–1,721	–55	–37	–1,813	–18	—	–5,214	–5,214
Impairment losses	–266	—	—	–266	—	—	–117	–117

Closing balance	–1,987	–55	–37	–2,079	–18	—	–5,331	–5,331

Net carrying value	3,752	52	36	3,840	30,404	11,318	3,884	15,202

1)	For more information on acquired businesses, see Note C26, “Business combinations.”

Ericsson Annual Report on Form 20-F 2013

Goodwill is allocated to the operating segments Networks, at the sum of SEK 16.7 (16.2) billion, Global Services, at the sum of SEK 4.5 (4.2) billion and Support Solutions, at the sum of SEK 10.3 (10.0) billion.

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

The assumptions regarding industry-specific market drivers and market growth are approved by Group management and each operating segment’s management. These assumptions are based on industry sources as input to the projections made within the Company for the development 2013–2018 for key industry parameters:

•

The number of global mobile subscriptions is estimated to grow from around 6.8 billion by the end of 2013 to around 9 billion by the end of 2018. Of these, around 7 billion will be mobile broadband subscriptions. Around 850 million of these mobile broadband subscriptions will use mobile PC/tablets/mobile routers, but the vast majority will still use mobile phones to access the internet.

•	Fixed broadband subscriptions are estimated to grow from around 650 million by the end of 2013 to around 800 million in 2018. Fixed broadband includes Fiber, Cable and xDSL.

•

Mobile data traffic volume is estimated to increase by around seven times in the period 2013–2018, while fixed internet traffic is estimated to increase around four times over the same timeframe, but from a much larger base.

The growth in network equipment is mainly driven by a shift in investments from voice to data. The end user requirements for “app-coverage” drives deployment of heterogeneous networks and small cells.

The demand for support solutions is driven by the opportunities for new types of service offerings enabled by IP technology and high-speed broadband. There is strong IPTV subscriber growth, plus rapid growth in digital viewing and on-demand services. As a consequence, service providers and network owners need solutions to make networks efficient for video delivery.

The development and build out of mobile broadband networks and increasing number of mobile broadband subscriptions drives growth in service introduction and traffic. This puts high demand on plan to provision, implementation and systems integration services as well as real time payment systems. The Business Support Systems’ growth is driven by the introduction of new services, new business models and price plans.

The demand for professional services is also driven by an increasing business and technology complexity. Therefore, operators review their business models and look for vendor partners that can take on a broader responsibility, including the outsourcing of network operations.

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

An after-tax discount rate of 9,5% (8%) has been applied for all cash-generating units for the discounting of projected after-tax cash flows. In addition, when a higher discount rate has been applied in the impairment tests it has not resulted in any impairment. The assumptions for 2012 are disclosed in Note C10, “Intangible assets” in the Annual Report of 2012.

The Company’s discounting is based on after-tax future cash flows and after-tax discount rates. This discounting is not materially different from a discounting based on before-tax future cash flows and before-tax discount rates, as required by IFRS.

In Note C1, “Significant accounting policies,” and Note C2, “Critical accounting estimates and judgments,” further disclosures are given regarding goodwill impairment testing.

Ericsson Annual Report on Form 20-F 2013

C11    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment 2013

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	4,985	4,746	23,033	1,451	34,215
Additions	975	175	2,113	1,240	4,503
Balances regarding divested/acquired businesses	–29	–564	315	–19	–297
Sales/disposals	–185	–341	–1,677	–598	–2,801
Reclassifications	404	165	627	–1,196	—
Translation difference	–30	51	–351	–13	–343

Closing balance	6,120	4,232	24,060	865	35,277

Accumulated depreciation
Opening balance	–2,355	–3,489	–16,623	—	–22,467
Depreciation	–479	–558	–3,190	—	–4,227
Balances regarding divested businesses	—	450	147	—	597
Sales/disposals	399	386	1,493	—	2,278
Reclassifications	–75	80	–5	—	—
Translation difference	18	–51	233	—	200

Closing balance	–2,492	–3,182	–17,945	—	–23,619

Accumulated impairment losses
Opening balance	–45	–124	–86	—	–255
Impairment losses	—	–7	—	—	–7
Reversals of impairment losses	—	2	23	—	25
Sales/disposals	4	6	—	—	10
Reclassifications	—	1	–1	—	—
Translation difference	1	–1	2	—	2

Closing balance	–40	–123	–62	—	–225

Net carrying value	3,588	927	6,053	865	11,433

Contractual commitments for the acquisition of property, plant and equipment as of December 31, 2013, amounted to SEK 203 (184) million.

Property, plant and equipment 2012

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	4,641	5,235	20,663	1,302	31,841
Additions	640	370	2,521	1,898	5,429
Balances regarding divested/acquired businesses	2	46	432	—	480
Sales/disposals	–476	–373	–1,296	–242	–2,387
Reclassifications	381	–380	1,458	–1,459	—
Translation difference	–203	–152	–745	–48	–1,148

Closing balance	4,985	4,746	23,033	1,451	34,215

Accumulated depreciation
Opening balance	–2,165	–3,485	–15,094	—	–20,744
Depreciation	–354	–428	–3,270	—	–4,052
Balances regarding divested businesses	—	—	3	—	3
Sales/disposals	68	347	1,228	—	1,643
Reclassifications	7	–13	6	—	—
Translation difference	89	90	504	—	683

Closing balance	–2,355	–3,489	–16,623	—	–22,467

Accumulated impairment losses
Opening balance	–43	–148	–118	—	–309
Impairment losses	–4	–8	—	—	–12
Reversals of impairment losses	—	22	30	—	52
Sales/disposals	—	6	—	—	6
Translation difference	2	4	2	—	8

Closing balance	–45	–124	–86	—	–255

Net carrying value	2,585	1,133	6,324	1,451	11,493

Ericsson Annual Report on Form 20-F 2013

C12    FINANCIAL ASSETS, NON-CURRENT

Equity in joint ventures and associated companies

	Joint ventures			Associated companies				Total	Total
	2013	2012		2013		2012		2013	2012
Opening balance	—	4,663		2,842		1,302		2,842	5,965
Share in earnings	—	–8,399	1)	–130		3		–130	–8,396
Contributions to joint ventures and associated companies	—	5,029		–2		—		–2	5,029
Taxes	—	106		0		–11		0	95
OCI	—	–46		–14		42		–14	–4
Dividends	—	—		–128		–133		–128	–133
Divestments	—	–1,353		—		—		—	–1,353
Reclassification	—	—		—		1,639	3)	—	1,639

Closing balance	—	—		2,568	2)	2,842	2)	2,568	2,842

1)	Includes a write-down of ST-Ericsson investment and the Company’s share in ST-Ericsson’s operating loss.
2)	Goodwill, net, amounts to SEK 10.6 (12.2) million.
3)	Reclassification from Other investments in shares and participation.

All companies apply IFRS in the reporting to the Company as issued by IASB.

Ericsson’s share of assets, liabilities and income in joint venture ST-Ericsson

	2013		2012	2011
Percentage in ownership interest	50%		50%	50%
Non-current assets	6		2,194	13,710
Current assets	1,435		2,012	3,028
Non-current liabilities	104		740	794
Current liabilities	1,204		2,678	9,390

Net assets (100%)	133		788	6,554

Company’s share of net assets (50%)	67		394	3,277
Net sales	3,127		9,090	10,692
Income after financial items	–726		–5,006	–5,460
Income taxes	–64		–800	312

Net income and total comprehensive income (100%)	–790		–5,806	–5,148

Company’s share of net income and other comprehensive income (50%)	–395	1)	–2,903	–2,574
Assets pledged as collateral	—		—	3
Contingent liabilities	—		—	—

1)	Reported losses has not been recognized in the result for the Company, due to IFRS principles disclosed in Note C1, “Significant accounting policies.”

The table above consists of amounts considered by the Company when applying the equity method in relation to ST-Ericsson.

The joint venture ST-Ericsson, equally owned by the Company and STMicroelectronics, is winding down and all business has been transferred to parents or divested during 2013. Since December 2012, there are no remaining investments related to ST-Ericsson recognized in the Company’s balance sheet. The result in ST-Ericsson has therefore not been recognized due to losses in 2013 and previous periods, as per IFRS principles disclosed in C1 “Significant accounting policies.” For more information, see Note C3, “Segment information.”

Ericsson’s share of assets, liabilities and income in associated company Rockstar Consortium

	2013	2012
Percentage in ownership interest	21.26%	21.26%
Total assets	6,429	7,342
Total liabilities	53	28

Net assets (100%)	6,376	7,314

Company’s share of net assets (21.26%)	1,356	1,555
Net sales	—	—
Income after financial items	–897	–376

Net income and total comprehensive income (100%)	–897	–376

Company’s share of net income and other comprehensive income (21,26%)	–191	–80

Rockstar is a patent licensing business based in North America that owns and manages a portfolio of more than 4,000 patents developed by technology pioneer Nortel Networks. This portfolio consists of patents covering a wide range of consumer and enterprise communications technologies currently in use or in development in markets worldwide.

Ericsson’s share of assets, liabilities and income in joint venture Sony Ericsson Mobile Communications AB

	2013	2012	2011
Percentage in ownership interest	—	—	50%
Non-current assets	—	—	10,080
Current assets	—	—	17,490
Non-current liabilities	—	—	570
Current liabilities	—	—	24,344

Net assets (100%)	—	—	2,656

Company’s share of net assets (50%)	—	—	1,328
Net sales	—	—	46,992
Income after financial items	—	—	–2,190
Income taxes	—	—	170

Net income and total comprehensive income (100%)	—	—	–2,020

Company’s share of net income and other comprehensive income (50%)	—	—	–1,010
Assets pledged as collateral	—	—	1
Contingent liabilities	—	—	37

Ericsson Annual Report on Form 20-F 2013

Other financial assets, non-current

	Other investments in shares and participations			Customer finance, non-current		Derivatives, non-current		Other financial assets, non-current4)
	2013	2012		2013	2012	2013	2012	2013	2012
Cost
Opening balance	1,758	3,576		1,538	1,661	825	816	4,414	4,633
Additions	85	45		3,070	5,249	—	—	1,215	313
Disposals/repayments/deductions	–20	–63		–3,070	–5,331	–30	—	–130	–136
Change in value in funded pension plans 1)	—	—		—	—	—	—	951	776
Reclassifications	—	–1,639	2)	—	—	—	—	—	–1,018	3)
Revaluation	71	—		—	—	–182	9	—	—
Translation difference	11	–161		–54	–41	—	—	–63	–154

Closing balance	1,905	1,758		1,484	1,538	613	825	6,387	4,414

Accumulated impairment losses/allowances
Opening balance	–1,372	–1,377		–248	–261	—	—	–1,275	–1,332
Impairment losses/allowance	—	–51		9	–26	—	—	—	–14
Disposals/repayments/deductions	–14	—		47	35	—	—	–12	—
Reclassifications	—	—		—	—	—	—	—	26	3)
Translation difference	–14	56		2	4	—	—	–29	45

Closing balance	–1,400	–1,372		–190	–248	—	—	–1,316	–1,275

Net carrying value	505	386		1,294	1,290	613	825	5,071	3,139

1)	This amount includes asset ceiling. For further information, see Note C17, “Post-employment benefits.”
2)	Reclassification to Equity in associated companies.
3)	Reclassification to Short-term investments.
4)	Includes pension plans with net surplus of SEK 3,473 (2,215) million, see Note C17, “Post-employment benefits”.

C13    INVENTORIES

Inventories

	2013	2012
Raw materials, components, consumables and manufacturing work in progress	5,747	7,351
Finished products and goods for resale	7,743	10,981
Contract work in progress	9,269	10,470

Inventories, net	22,759	28,802

Contract work in progress includes amounts related to delivery-type contracts and service contracts with ongoing work in progress.

Reported amounts are net of obsolescence allowances of SEK 2,496 (3,473) million.

Movements in obsolescence allowances

	2013	2012	2011
Opening balance	3,473	3,343	3,090
Additions, net	308	1,403	918
Utilization	–1,308	–1,140	–683
Translation difference	12	–133	18
Balances regarding acquired/divested businesses	11	—	—

Closing balance	2,496	3,473	3,343

The amount of inventories recognized as expense and included in Cost of sales was SEK 56,781 (56,842) million.

Ericsson Annual Report on Form 20-F 2013

C14    TRADE RECEIVABLES AND CUSTOMER FINANCE

Trade receivables and customer finance

	2013	2012
Trade receivables excluding associated companies and joint ventures	71,850	64,015
Allowances for impairment	–880	–655

Trade receivables, net	70,970	63,360
Trade receivables related to associated companies and joint ventures	43	300

Trade receivables, total	71,013	63,660

Customer finance credits	3,693	5,731
Allowances for impairment	–305	–422

Customer finance credits, net	3,388	5,309

Of which current	2,094	4,019
Credit commitments for customer finance	6,402	5,933

Days sales outstanding (DSO) were 97 (86) in December 2013.

Movements in allowances for impairment

	Trade receivables		Customer finance
	2013	2012	2013	2012
Opening balance	655	567	422	426
Additions	417	229	38	101
Utilized	–127	–116	–13	–9
Reversal of excess amounts	–72	–30	–136	–112
Reclassification	42	21	—	—
Translation difference	–35	–16	–6	16

Closing balance	880	655	305	422

Aging analysis as of December 31

	Total	Of which neither impaired nor past due	Of which impaired, not past due	Of which past due in the following time intervals:		Of which past due and impaired in the following time intervals:
				less than 90 days	90 days or more	less than 90 days	90 days or more
2013
Trade receivables, excluding associated companies and joint ventures	71,850	66,414	25	3,134	1,400	23	854
Allowances for impairment	–880	—	–11	—	—	–19	–850
Customer finance credits	3,693	2,851	98	60	459	149	76
Allowances for impairment	–305	—	–82	—	—	–139	–84

2012
Trade receivables, excluding associated companies and joint ventures	64,015	57,526	25	2,459	1,431	779	1,795
Allowances for impairment	–655	—	–15	—	—	–70	–570
Customer finance credits	5,731	4,549	845	21	15	70	231
Allowances for impairment	–422	—	–146	—	—	–45	–231

Credit risk

Credit risk is divided into three categories: credit risk in trade receivables, customer finance risk and financial credit risk: see Note C20, “Financial risk management and financial instruments.”

Credit risk in trade receivables

Credit risk in trade receivables is governed by a policy applicable to all legal entities in the Company. The purpose of the policy is to:

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

The credit worthiness of all customers is regularly assessed and a credit limit is set. Through credit management system functionality, credit checks are performed every time a sales order or an invoice is generated in the source system. These are based on the credit risk set on the customer. Credit blocks appear if the credit limit set on customer is exceeded or if past due receivables are higher than permitted levels. Release of a credit block requires authorization.

Letters of credits are used as a method for securing payments from customers operating in emerging markets, in particular in markets with unstable political and/or economic environments. By having banks confirming the letters of credit, the political and commercial credit risk exposures to the Company are mitigated.

Ericsson Annual Report on Form 20-F 2013

Trade receivables amounted to SEK 71,850 (64,015) million as of December 31, 2013. Provisions for expected losses are regularly assessed and amounted to SEK 880 (655) million as of December 31, 2013. The Company’s nominal credit losses have, however, historically been low. The amounts of trade receivables closely follow the distribution of the Company’s sales and do not include any major concentrations of credit risk by customer or by geography. The five largest customers represented 25% (27%) of the total trade receivables in 2013.

Customer finance credit risk

All major commitments to finance customers are made only after approval by the Finance Committee of the Board of Directors, according to the established credit approval process.

Prior to the approval of new facilities reported as customer finance, an internal credit risk assessment is conducted in order to assess the credit rating of each transaction (for political and commercial risk). The credit risk analysis is made by using an assessment tool, where the political risk rating is identical to the rating used by all Export credit agencies within the OECD. The commercial risk is assessed by analyzing a large number of parameters, which may affect the level of the future commercial credit risk exposure. The output from the assessment tool for the credit rating also includes an internal pricing of the risk. This is expressed as a risk margin per annum over funding cost. The reference pricing for political and commercial risk, on which the tool is based, is reviewed using information from Export credit agencies and prevailing pricing in the bank loan market for structured financed deals. The objective is that the internally set risk margin shall reflect the assessed risk and that the pricing is as close as possible to the current market pricing. A reassessment of the credit rating for each customer finance facility is made on a regular basis.

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

As of December 31, 2013, the Company’s total outstanding exposure related to customer finance was SEK 3,693, (5,731) million. As of December 31, 2013, the Company also had unutilized customer finance commitments of SEK 6,402 (5,933) million. Customer finance is arranged for infrastructure projects in different geographic markets and for a large number of customers. As of December 31, 2013, there were a total of 73 (78) customer finance arrangements originated by or guaranteed by the Company. The five largest facilities represented 52% (57%) of the total credit exposure in 2013.

Total outstanding customer finance exposure per region as of December 31

Percent	2013	2012
North America	10	26
Latin America	3	4
Northern Europe & Central Asia	9	8
Western & Central Europe	1	1
Mediterranean	11	9
Middle East	22	17
Sub-Saharan Africa	26	19
India	5	9
North East Asia	9	7
South East Asia and Oceania	4	—

Total	100	100

The effect of risk provisions and reversals for customer finance affecting the income statement amounted to a net negative impact of SEK 55 million in 2013 compared to a negative impact of SEK 33 million in 2012. Credit losses amounted to SEK 13 (16) million in 2013.

Security arrangements for customer finance facilities normally include pledges of equipment, pledges of certain assets belonging to the borrower and pledges of shares in the operating company. If available, third-party risk coverage is, as a rule, arranged. “Third-party risk coverage” means that a financial payment guarantee covering the credit risk has been issued by a bank, an export credit agency or other financial institution. A credit risk transfer under a sub-participation arrangement with a bank can also be arranged. In this case the entire credit risk and the funding is taken care of by the bank for the part that they cover. A credit risk cover from a third party may also be issued by an insurance company. During 2013, the Company did not take possession of any collateral it holds as security or call on any other credit enhancement.

Information about guarantees related to customer finance is included in Note C24, “Contingent liabilities,” and information about leasing is included in Note C27, “Leasing.”

The table below summarizes the Company’s outstanding customer finance as of December 31, 2013 and 2012.

Outstanding customer finance

	2013	2012
Total customer finance	3,693	5,731
Accrued interest	155	96
Less third-party risk coverage	–222	–187

Ericsson’s risk exposure	3,626	5,640

Transfers of financial assets

Transfers where the Company has not derecognized the assets in their entirety

As of December 31, 2013, there existed certain customer financing assets that the Company had transferred to third parties where the Company did not derecognize the assets in their entirety. The total carrying amount of the original assets transferred was SEK 899 (471) million; the amount of the assets that the Company continues to recognize was SEK 210 (28) million; and the carrying amount of the associated liabilities was SEK 0 (0) million.

Transfers where the Company has continuing involvement

During 2012, the Company derecognized financial assets where it had continuing involvement. A repurchase of these assets would amount to SEK 0 (225) million. No assets or liabilities were recognized in relation to the continuing involvement.

Ericsson Annual Report on Form 20-F 2013

C15    OTHER CURRENT RECEIVABLES

Other current receivables

	2013	2012
Prepaid expenses	2,766	2,623
Accrued revenues	2,846	2,305
Advance payments to suppliers	877	1,060
Derivatives with a positive value1)	1,532	3,068
Taxes	7,950	7,727
Other	1,970	3,282

Total	17,941	20,065

1)	See also Note C20, “Financial risk management and financial instruments”.

C16    EQUITY AND OTHER COMPREHENSIVE INCOME

Capital stock 2013

Capital stock at December 31, 2013, consisted of the following:

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

At December 31, 2013, the total number of treasury shares was 73,968,178 (84,798,095 in 2012 and 62,846,503 in 2011) Class B shares. Ericsson did not repurchase shares in 2013 in relation to the Stock Purchase Plan.

Reconciliation of number of shares

	Number of shares	Capital stock (SEK million)
Number of shares Jan 1, 2013	3,305,051,735	16,526
Number of shares Dec 31, 2013	3,305,051,735	16,526

For further information about the number of shares, see the chapter Share Information.

Dividend proposal

The Board of Directors will propose to the Annual General Meeting 2014 a dividend of SEK 3.00 per share (SEK 2.75 in 2013 and SEK 2.50 in 2012).

Additional paid in capital

This relates to payments made by owners and includes share premiums paid.

Retained earnings

Retained earnings, including net income for the year, comprise the earned profits of the Parent Company and its share of net income in subsidiaries, joint ventures and associated companies. Retained earnings also include:

Remeasurements related to post-employment benefits

Actuarial gains and losses resulting from experience-based events and changes in actuarial assumptions, fluctuations in the effect of the asset ceiling, and adjustments related to the Swedish special payroll taxes.

Revaluation of other investments in shares and participations

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets.

Cash flow hedges

The cash flow hedge reserve comprises the effective portion of the cumulative net change in the fair value of cash-flow-hedging instruments related to hedged transactions that have not yet occurred.

Cumulative translation adjustments

The cumulative translation adjustments comprise all foreign currency differences arising from the translation of the financial statements of foreign operations and changes regarding revaluation of excess value in local currency as well as from the translation of liabilities that hedge the Company’s net investment in foreign subsidiaries.

Ericsson Annual Report on Form 20-F 2013

C17    POST-EMPLOYMENT BENEFITS

Ericsson sponsors a number of post-employment benefit plans throughout the Company, which are in line with market practice in each country. The year 2013 was characterized by the overall increase in discount rates and a positive development of plan assets. Consequently, the Company experienced a decrease in the net pension liability. During the year, the Swedish payroll tax was reclassified from Other liabilities to Pension liability, which contributed to an increased pension liability.

The comparison amounts for 2012 and 2011 have not been recalculated.

Swedish plans

Sweden has both defined benefit and defined contribution plans based on collective agreement between the parties in the Swedish labor market:

•

A defined benefit plan, known as ITP 2 (occupational pension for salaried employees in manufacturing industries and trade), complemented by a defined contribution plan, known as ITPK (supplementary retirement benefits). This is a final salary-based plan.

•	A defined contribution plan, known as ITP 1, for employees born in 1979 or later.

•

A defined contribution plan ITP 1 or alternative ITP, for employees earning more than 10 income base amount and who have opted out of the defined benefit plan ITP 2, where rules are set by the Company and approved by each employee selected to participate.

The Company has by far most of its Swedish pension liabilities under defined benefit plans which are funded to 73% (72%) through Ericsson Pensionsstiftelse (a Swedish Pension Foundation). The Pensionsstiftelse covers the liability up to the value of the defined benefit obligation based on Swedish GAAP calculations. There are no funding requirements for the Swedish plans. The disability- and survivors’ pension part of the ITP-plan is secured through an insurance solution with the company Alecta, see section about Multi-employer plans.

The benefit payments are done from the Company since the liability is growing and the necessary surplus therefore is not yet reached. For the unfunded plans the Company meets the payment obligation when it falls due. The responsibility for governance of the plans and the plan assets lies with the Company and the Pensionsstiftelse. The Swedish Pensionsstiftelse is managed on the basis of a capital preservation strategy and the risk profile is set accordingly. Traditional asset-liability matching (ALM) studies are undertaken on a regular basis to allocate within different asset classes.

The plans are exposed to different risks, i.e. a sudden decrease in the bond yields, which would lead to an increase in the plan liability. A sudden instability in the financial market might also lead to a decrease in fair value of plan assets held by the Pensionsstiftelse, as the holdings of plan assets partly are exposed to equity markets; however, this may be partly offset by higher values in fixed income holdings. Swedish plans are linked to inflation and higher inflation will lead to a higher liability. For the time being, inflation is a low risk factor to the Swedish plans as actual rate of inflation has not reached the ceiling target set by the Central Bank of Sweden.

Multi-employer plans

As before, the Company has secured the disability and survivors’ pension part of the ITP Plan through an insurance solution with the insurance company Alecta. Although this part of the plan is classified as a multi-employer defined benefit plan, it is not possible to get sufficient information to apply defined benefit accounting, as for most of the accrued pension benefits in Alecta, information is missing on the allocation of earnings process between employers. Full vesting is instead registered on the last employer. Alecta is not able to calculate a breakdown of assets and provisions for each respective employer, and therefore, the disability and survivors’ pension portion of the ITP Plan has been accounted for as a defined contribution plan.

Alecta has a collective funding ratio which acts as a buffer for its insurance commitments to protect against fluctuations in investment return and insurance risks. Alecta’s target ratio is 140% and reflects the fair value of Alecta’s plan assets as a percentage of plan commitments, then measured in accordance with Alecta’s actuarial assumptions, which are different from those in IAS 19R. Alecta’s collective funding ratio was 148% (129%) as of December 31, 2013. The Company’s share of Alecta’s saving premiums is 0.6%; the total share of active members in Alecta are 2.3%. The expected contribution to the plan is SEK 163 million for 2014.

Contingent liabilities / Assets pledged as collateral

Contingent liabilities include the Company’s mutual responsibility as a credit insured company of PRI Pensionsgaranti in Sweden. This mutual responsibility can only be imposed in the instance that PRI Pensionsgaranti has consumed all of its assets, and it amounts to a maximum of 2% of the Company’s pension liability in Sweden. During 2013 the Company has pledged a business mortgage of SEK 2 billion to PRI Pensionsgaranti.

US plans

The Company operates defined benefit pension plans in the US, which are a combination of final salary pension plans and contribution-based arrangements. The final salary pension plans provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement. Retirees generally do not receive inflationary increases once in payment.

The other type of plan is a contribution-based pension plan, which provides a benefit determined using a “cash balance” approach. The balance is credited monthly with interest credits and contribution credits, based on a combination of current year salary and length of service.

The majority of benefit payments are from trustee-administered funds; however, there are also a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. In the US, the Company’s policy is at least to meet or exceed the funding requirements of federal regulations. The funded level in the US Pension Plan is above the point at which minimum funding would be required for fiscal year 2013.

Plan assets held in trusts are governed by local regulations and practice, as is the nature of the relationship between the Company and the trustees (or equivalent) and their composition. Responsibility for governance of the plans – including investment decisions and contribution schedules – lies with the Plan Administrative Committee (PAC). The PAC is composed of representatives from the Company. The Company’s plans are exposed to various risks associated with pension plans, i.e. a sudden decrease in bond yields would lead to an increase in the present value of the defined benefit obligation. A sudden instability in the financial markets might also lead to a decrease in the fair value of plan assets held by the trust. Pension benefits in the US are not linked to inflation; however, higher inflation poses the risk of increased final salaries being used to determine benefits for active employees. There is also a risk that the duration of payments to retirees will exceed the life expectancy in mortality tables.

Other plans

The Company also sponsors plans in other countries. The main plans are in Brazil, Ireland and the United Kingdom. The plan in Brazil is a

Ericsson Annual Report on Form 20-F 2013

pension plan wholly funded with a net surplus of assets. The plans in Ireland and the UK are final salary pension plans and are partly or wholly funded. The plans are managed by corporate trustees with directors appointed partly by the local company and partly by the plan members. The trustees are independent from the local company and subject to the specific country’s pension laws.

Amount recognized in the Consolidated balance sheet

Amount recognized in the Consolidated balance sheet

	Sweden	US	Other	Total
2013
Defined benefit obligation (DBO)	23,088	14,387	15,444	52,919
Fair value of plan assets	16,818	16,174	13,575	46,567

Deficit/surplus (+/–)	6,270	–1,787	1,869	6,352
Plans with net surplus, excluding asset ceiling1)	—	2,307	1,166	3,473

Provision for post-employment benefits2)	6,270	520	3,035	9,825

2012
Defined benefit obligation (DBO)	21,432	16,472	14,054	51,958
Fair value of plan assets	15,375	16,263	13,004	44,642

Deficit/surplus (+/–)	6,057	209	1,050	7,316
Unrecognized past service cost	—	—	–28	–28
Plans with net surplus, excluding asset ceiling1)	—	738	1,477	2,215

Provision for post-employment benefits2)	6,057	947	2,499	9,503

1)	Plans with a net surplus, i.e. where plan assets exceed DBO, are reported as Other financial assets, non-current: see Note C12, “Financial assets.” The asset ceiling increased during the year by SEK 308 million from SEK 217 million in 2012 to SEK 525 million in 2013.
2)	Plans with net liabilities are reported in the balance sheet as Post-employment benefits, non-current.

Total pension cost recognized in the Consolidated income statement

The costs for post-employment benefits within the Company are distributed between defined contribution plans and defined benefit plans, with a trend toward defined contribution plans.

Pension costs for defined contribution plans and defined benefit plans

	Sweden	US	Other	Total
2013
Pension cost for defined contribution plans	1,088	502	778	2,368
Pension cost for defined benefit plans	1,581	85	392	2,058

Total	2,669	587	1,170	4,426

Total pension cost expressed as a percentage of wages and salaries				9.1%

2012
Pension cost for defined contribution plans	977	404	701	2,082
Pension cost for defined benefit plans	936	–454	198	680

Total	1,913	–50	899	2,762

Total pension cost expressed as a percentage of wages and salaries				5.7%

2011
Pension cost for defined contribution plans	2,039	360	643	3,042
Pension cost for defined benefit plans	621	42	184	847

Total	2,660	402	827	3,889

Total pension cost expressed as a percentage of wages and salaries				8.9%

Ericsson Annual Report on Form 20-F 2013

Change in the net defined benefit obligation

Change in the net defined benefit obligation

	Present value of obligation 20133)	Fair value of plan assets 2013	Total 2013	Present value of obligation 2012	Fair value of plan assets 2012	Total 2012
Opening balance	51,958	–44,642	7,316	36,375	–28,019	8,356
Reclassification1)	1,799	—	1,799	—	—	—

Included in the income statement:
Current service cost	1,351	—	1,351	1,280	—	1,280
Past service cost and gains and losses on settlements	363	—	363	–353	—	–353
Interest cost/income (+/–)	2,046	–1,846	200	2,120	–2,357	–237
Taxes and administrative expenses	129	16	145	—	—	—
Other	–4	3	–1	–72	42	–30
	3,885	–1,827	2,058	2,975	–2,315	660

Remeasurements:
Return on plan assets excluding amounts in interest expense/income	—	–550	–550	—	–1,634	–1,634
Actuarial gains/losses (–/+) arising from changes in demographic assumptions	46	—	46	—	—	—
Actuarial gains/losses (–/+) arising from changes in financial assumptions	–3,629	—	–3,629	2,104	—	2,104
Experience-based gains/losses (–/+)	611	—	611	363	—	363
	–2,972	–550	–3,522	2,467	–1,634	833

Translation difference	–115	190	75	–1,353	1,361	8
Contributions and payments from employer:
Employers2)	–554	–971	–1,525	—	–1,751	–1,751
Plan participants	55	–44	11	22	–22	0
Payments from plans:
Benefit payments	–1,181	1,181	0	–1,478	1,311	–167
Settlements	–116	96	–20	372	–156	216
Business combinations and divestments4)	160	—	160	12,578	–13,417	–839

Closing balance	52,919	–46,567	6,352	51,958	–44,642	7,316

1)	The provision for the Swedish special payroll taxes which was previously included in Other current liabilities, has been re-classified as a pension liability in line with the implementation of the revised IAS 19R on January 1, 2013.
2)	The expected contribution to the plan is SEK 550 million during 2014.
3)	The weighted average duration of DBO is 17.9 years.
4)	Business combinations in 2013 are related to the acquisition of Modems. In 2012 business combinations are related to the acquisition of Telcordia.

Present value of the defined benefit obligation

	Sweden	US	Other	Total
2013
DBO, closing balance	23,088	14,387	15,444	52,919
Of which partially or fully funded	22,598	13,867	13,396	49,861
Of which unfunded	490	520	2,048	3,058
2012
DBO, closing balance	21,432	16,472	14,054	51,958
Of which partially or fully funded	20,916	15,895	12,064	48,875
Of which unfunded	516	577	1,990	3,083

Asset allocation by geography

	Sweden	US	Other	Total	Of which unquoted
2013
Cash and cash equivalents	592	218	261	1,071	35%
Equity securities	2,112	2,081	4,459	8,652	31%
Debt securities	3,601	6,934	6,982	17,517	61%
Real estate	1,649	—	76	1,725	100%
Investment funds	8,864	6,512	414	15,790	60%
Assets held by insurance company	—	—	633	633	100%
Other	—	429	750	1,179	65%

Total	16,818	16,174	13,575	46,567

Of which real estate occupied by the Company	—	—	—	—
Of which securities issued by the Company	25	—	—	25

Ericsson Annual Report on Form 20-F 2013

Asset allocation by geography

	Sweden	US	Other	Total	Of which unquoted
2012
Cash and cash equivalents	2,159	683	197	3,039	25%
Equity securities	1,371	5,107	2,865	9,343	15%
Debt securities	4,139	10,040	7,929	22,108	60%
Real estate	574	433	110	1,117	100%
Investment funds	7,132	—	849	7,981	55%
Assets held by insurance company	—	—	305	305	100%
Other	—	—	749	749	100%

Total	15,375	16,263	13,004	44,642

Of which real estate occupied by the Company	—	—	—	—
Of which securities issued by the Company	25	—	—	25

Actuarial assumptions

Financial and demographic actuarial assumptions

Group1)
2013
Financial assumptions
Discount rate	4.5%
Demographic assumptions
Life expectancy after age 65 in years, weighted average	22
2012
Financial assumptions
Discount rate	4.1%
Demographic assumptions
Life expectancy after age 65 in years, weighted average	22

1)	Weighted average for disclosure purposes only. Country-specific assumptions were used for each actuarial calculation.

Actuarial assumptions are assessed on a quarterly basis.

See also Notes C1 and C2.

Sweden

The defined benefit obligation has been calculated using a discount rate based on yields of covered bonds, which is higher than a discount rate based on yields of government bonds. The Swedish covered bonds are considered high-quality bonds, mainly AAA-rated, as they are secured with assets, and the market for covered bonds is considered deep and liquid, thereby meeting the revised IAS 19 requirements.

US

The defined benefit obligation has been calculated using a discount rate based on yields of high-quality corporate bonds, where “high-quality” has been defined as a rating of AA and above.

Actuarial gains and losses reported directly in Other comprehensive income

	2013	2012
Cumulative gain/loss (–/+) at beginning of year	8,696	7,911
Recognized gain/loss (–/+) during the year	–3,522	833
Translation difference	45	–48

Cumulative gain/loss (–/+) at end of year	5,219	8,696

Total remeasurements in Other comprehensive income related to post-employment benefits

	2013	2012
Actuarial gains and losses (+/–)	3,128	–833
The effect of asset ceiling	–308	266
Swedish special payroll taxes1)	394	116
Total	3,214	–451

Actuarial gains and losses for joint ventures and associated companies	—	50

1)	Swedish payroll taxes are included in recognized gain/loss during the year in OCI.

Sensitivity analysis of significant actuarial assumptions

Group
Impact on DBO, SEK billion
2013
Discount rate +0.5%	–5
Discount rate –0.5%	+5

Ericsson Annual Report on Form 20-F 2013

C18    PROVISIONS

Provisions

	Warranty	Restructuring	Other	Total
2013
Opening balance	1,595	1,218	5,825	8,638
Additions	924	2,439	1,336	4,699
Reversal of excess amounts	–588	–237	–736	–1,561
Negative effect on Income Statement				3,138
Cash out/utilization	–948	–2,089	–2,984	–6,021
Balances regarding divested/acquired businesses	–2	0	–10	–12
Reclassification	1	–3	–184	–186
Translation differences	–73	17	–139	–195

Closing balance	909	1,345	3,108	5,362

2012
Opening balance	1,888	1,327	3,050	6,265
Additions	1,088	1,234	4,689	7,011
Reversal of excess amounts	–157	–150	–766	–1,073
Negative effect on Income Statement				5,938
Cash out/utilization	–1,188	–1,170	–1,117	–3,475
Balances regarding divested/acquired businesses	48	—	92	140
Reclassification	1	11	–34	–22
Translation differences	–85	–34	–89	–208

Closing balance	1,595	1,218	5,825	8,638

Provisions will fluctuate over time depending on business mix, market mix and technology shifts. Risk assessment in the ongoing business is performed monthly to identify the need for new additions and reversals. Management uses its best judgment to estimate provisions based on this assessment. In certain circumstances, provisions are no longer required due to outcomes being more favorable than anticipated, which affect the provisions balance as a reversal. In other cases the outcome can be negative, and if so, a charge is recorded in the income statement.

For 2013, new or additional provisions amounting to SEK 4.7 billion were made, and SEK 1.6 billion of provisions was reversed. The actual cash outlays for 2013 were SEK 6.0 billion compared with the estimated SEK 7 billion. The main part of the total cash out for 2013 was made up of other provisions of SEK 3.0 billion and restructuring provisions of SEK 2.1 billion. The expected total cash outlays in 2014 are approximately SEK 4.2 billion.

Of the total provisions, SEK 222 (211) million is classified as non-current. For more information, see Note C1, “Significant accounting policies” and Note C2, “Critical accounting estimates and judgments.”

Warranty provisions

Warranty provisions are based on historic quality rates for established products as well as estimates regarding quality rates for new products and costs to remedy the various types of faults predicted. Provisions amounting to SEK 0.9 billion were made and due to more favorable outcomes in certain cases reversals of SEK 0.6 billion were made. The actual cash outlays for 2013 were SEK 0.9 billion, in line with the expected SEK 1 billion. The cash outlays of warranty provisions during year 2014 are estimated to total approximately SEK 0.7 billion.

Restructuring provisions

In 2013 SEK 2.4 billion in provisions were made and SEK 0.2 billion were reversed due to a more favorable outcome than expected. The cash outlays were SEK 2.1 billion for the full year. Due to the fact that the major part of the cash outlays was related to additional provisions during 2013, it deviated from the estimated SEK 1 billion. The cash outlays for 2014 are estimated to total approximately SEK 1.1 billion.

Other provisions

Other provisions include provisions for probable contractual penalties, tax issues, litigations, supplier claims, and other. During 2013, new provisions amounting to SEK 1.3 billion were made and SEK 0.7 billion were reversed due to a more favorable outcome. The cash outlays were SEK 3.0 billion in 2013 compared to the estimate of SEK 5.4 billion. The majority of this stemmed from the utilization of the 2012 ST-Ericsson provision. For 2014, the cash outlays are estimated to total approximately SEK 2.4 billion.

Ericsson Annual Report on Form 20-F 2013

C19    INTEREST-BEARING LIABILITIES

As of December 31, 2013, the Company’s outstanding interest-bearing liabilities stood at SEK 29.5 (28.7) billion.

Interest-bearing liabilities

	2013	2012
Borrowings, current
Current part of non-current borrowings1)	6,037	3,018
Other current borrowings	1,351	1,751

Total current borrowings	7,388	4,769

Borrowings, non-current
Notes and bond loans	14,522	16,519
Other borrowings, non-current	7,545	7,379
Total non-current interest-bearing liabilities	22,067	23,898

Total interest-bearing liabilities	29,455	28,667

1)	Including notes and bond loans of SEK 1,966 (2,671) million.

All outstanding notes and bond loans are issued by the Parent Company under its Euro Medium-Term Note (EMTN) program or under its SEC-registered program. Bonds issued at a fixed interest rate are normally swapped to a floating interest rate using interest rate swaps leaving a maximum of 50% of outstanding loans at fixed interest rates. This arrangement resulted in a weighted average interest rate of 4.44% (4.69%). These bonds are revalued based on changes in benchmark interest rates according to the fair value hedge methodology stipulated in IAS 39.

In June 2013, the Company repaid the EUR 313 million bond.

In June the Company signed a new USD 2 billion multi-currency revolving credit facility and refinanced its credit facility signed in 2007. The new facility has a tenor of five years, with two extension options of one year each, and the facility serves for general corporate purposes.

In November 2013, the Company made a full drawdown of USD 684 million under the European Investment Bank (EIB) loan facility signed in October 2012. The loan supports the company’s R&D activities to further develop the next generation radio and IP technology that supports mobile broadband build-out globally. The loan will mature in November 2020.

In January 2014, the Company repaid the SEK 4 billion EIB loan with original maturity July 2015.

Notes, bonds and bilateral loans

Issued–maturing	Nominal amount	Coupon	Currency	Book value (SEK m.)		Maturity date		Unrealized hedge gain/loss (included in book value)
Notes and bond loans
2007-2014	220	0.594%	EUR	1,966		June 27, 2014	1)
2007-2017	500	5.375%	EUR	5,056	2)	June 27, 2017		–616
2009-20163)	300		USD	1,939		June 23, 2016
2010-20204)	170		USD	1,112		December 23, 2020
2012-2022	1,000	4.125%	USD	6,415		May 15, 2022

Total notes and bond loans				16,488				–616

Bilateral loans
2008-20155)	4,000		SEK	4,000		July 15, 2015
2012-20196)	98		USD	632		September 30, 2019
2012-20216)	98		USD	634		September 30, 2021
2013-20207)	684		USD	4,420		November 6, 2020

Total bilateral loans				9,686

1)	Next contractual repricing date March 27, 2014 (quarterly).
2)	Interest rate swaps are designated as fair value hedges.
3)	Private Placement, Swedish Export Credits Guarantee Board (EKN) / Swedish Export Credit Corporation (SEK).
4)	Private Placement, Swedish Export Credit Corporation (SEK).
5)	European Investment Bank (EIB), R&D project financing. Full prepayment January 15, 2014.
6)	Nordic Investment Bank (NIB), R&D project financing.
7)	European Investment Bank (EIB), R&D project financing.

Ericsson Annual Report on Form 20-F 2013

C20    FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company’s financial risk management is governed by a policy approved by the Board of Directors. The Finance Committee of the Board of Directors is responsible for overseeing the capital structure and financial management of the Company and approving certain matters (such as investments, customer finance commitments, guarantees and borrowing) and continuously monitors the exposure to financial risks.

The Company defines its managed capital as the total Company equity. For the Company, a robust financial position with a strong equity ratio, investment grade rating, low leverage and ample liquidity is deemed important. This provides financial flexibility and independence to operate and manage variations in working capital needs as well as to capitalize on business opportunities.

The Company’s overall capital structure should support the financial targets: to grow faster than the market, deliver best-in-class margins and generate a healthy cash flow. The capital structure is managed by balancing equity, debt financing and liquidity in such a way that the Company can secure funding of operations at a reasonable cost of capital. Regular borrowings are complemented with committed credit facilities to give additional flexibility to manage unforeseen funding needs. The Company strives to finance growth, normal capital expenditures and dividends to shareholders by generating sufficient positive cash flows from operating activities.

The Company’s capital objectives are:

•	To maintain an equity ratio above 40%

•	A cash conversion rate above 70%

•	To maintain a positive net cash position

•	To maintain a solid investment grade rating by Moody’s and Standard & Poor’s.

Capital objectives-related information, SEK billion

	2013	2012
Capital	142	138
Equity ratio	53%	50%
Cash conversion	79%	116%
Positive net cash	37.8	38.5

The Company has a treasury function with the principal role to ensure that appropriate financing is in place through loans and committed credit facilities, actively managing the Company’s liquidity as well as financial assets and liabilities, and managing and controling financial risk exposures in a manner consistent with underlying business risks and financial policies. Hedging activities, cash management and insurance management are largely centralized to the treasury function in Stockholm.

The Company also has a customer finance function with the main objective to find suitable third-party financing solutions for customers and to minimize recourse to the Company. To the extent that customer loans are not provided directly by banks, the Parent Company provides or guarantees vendor credits. The customer finance function monitors the exposure from outstanding vendor credits and credit commitments. The Company classifies financial risks as:

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

Foreign exchange risk

The Company is a global company with sales mainly outside Sweden. Sales and incurred costs are to a large extent denominated in currencies other than SEK and therefore the financial results of the Company are impacted by currency fluctuations.

The Company reports the financial statements in SEK. Movements in exchange rates between currencies that affect these statements are impacting the comparability between periods.

Line items, primarily sales, are impacted by translation exposure incurred when converting foreign entities’ financial statements into SEK. Line items and profitability, such as operating income, are impacted by transaction exposure incurred when financial assets and liabilities, primarily trade receivables and trade payables, are initially recognized and subsequently remeasured due to change in foreign exchange rates.

In the table below we present the net exposure for the four largest currencies impact on sales and also net transaction exposure of these currencies on profitability.

Currency exposure, SEK billion

Exposure currency	Sales translation exposure	Sales transaction exposure	Sales net exposure	Incurred cost transaction exposure1)	Net transaction exposure
USD	58.2	37.8	96.0	–15.4	22.4
EUR	30.4	11.3	41.7	–6.9	4.4
JPY	11.8	0.0	11.8	5.7	5.7
CNY	11.8	–0.2	11.6	–7.2	–7.4

1)	Transactions in foreign currency - internal sales, internal purchases, external purchases.

Translation exposure

Translation exposure relates to sales and cost incurred in foreign entities when converted into SEK upon consolidation. These exposures cannot be addressed by hedging, but as the income statement is translated using average rate (average rate gives a good approximation), the impact of volatility in foreign currency rates is reduced.

Transaction exposure

Transaction exposure relates to sales and cost incurred in non-reporting currencies in individual group companies. Foreign exchange risk is as far as possible concentrated in Swedish group companies, primarily Ericsson AB. Sales to foreign subsidiaries are normally denominated in the functional currency of the customers, and so tend to be denominated in USD or another foreign currency. In order to limit the exposure toward exchange rate fluctuations on future revenues and costs, committed and forecasted future sales and purchases in major currencies are hedged with 7% of 12-month forecast monthly. This corresponds to approximately 5–6 months of an average forecast.

As disclosed under note C1 Significant Accounting Policies, the Company has as of January 1, 2013, discontinued hedge accounting for new derivatives hedging forecasted sales and costs incurred as from this date. This means that outstanding derivatives contracts, with transaction date January 1, 2013 or later that are hedging future sales and costs incurred are revalued against “Other operating income and expense”. The sensitivity in “Other operating income and expense” in relation to this revaluation is dependent on changes in foreign exchange rates, forecasts, seasonality and hedging policy. USD is our largest exposure and at year-end a 5% change in FX-rates would

Ericsson Annual Report on Form 20-F 2013

impact profit and loss with approximately SEK 0.6 billion. Revaluation results of derivatives contracts, with transaction date January 1, 2013 or later amounted to SEK 0.5 billion in 2013. When hedge accounting was applied revaluation was recognized in OCI until the underlying transaction occurred and then a recycling was made to the related items of the income statements, as disclosed in Note C1.

According to Company policy, transaction exposure in subsidiaries’ balance sheets (i.e. trade receivables and payables and customer finance receivables) should be fully hedged, except for non-tradable currencies.

Foreign exchange exposures in balance sheet items are hedged through offsetting balances or derivatives.

Translation exposure in net assets

The Company has many subsidiaries operating outside Sweden with functional currencies other than SEK. The results and net assets of such companies are exposed to exchange rate fluctuations, which affect the consolidated income statement and balance sheet when translated to SEK. Translation risk related to forecasted results from foreign operations cannot be hedged, but net assets can be addressed by hedging.

Translation exposure in foreign subsidiaries is hedged according to the following policy established by the Board of Directors:

Translation risk related to net assets in foreign subsidiaries is hedged up to 20% in selected companies. The translation differences reported in Other comprehensive income during 2013 were negative, SEK –1.7 (–3.9) billion, including hedging gain/loss of SEK 0.0 (0.0) billion.

Interest rate risk

The Company is exposed to interest rate risk through market value fluctuations in certain balance sheet items and through changes in interest revenues and expenses. The net cash position was SEK 37.8 (38.5) billion at the end of 2013, consisting of cash, cash equivalents and short-term investments of SEK 77.1 (76.7) billion and interest-bearing liabilities and post-employment benefits of SEK 39.3 (38.2) billion.

The Company manages the interest rate risk by i) matching fixed and floating interest rates in interest-bearing balance sheet items and ii) avoiding significant fixed interest rate exposure in the Company’s net cash position. The policy is that interest-bearing assets shall have an average interest duration of between 10 and 14 months, taking derivative instruments into consideration. Interest-bearing liabilities do not have a firm target for the duration, nor a firm target for fixed/ floating interest rate, as duration and interest mix are decided based on market conditions when the liabilities are issued. Group Treasury has a mandate to deviate from the asset management benchmark given by the Board and take foreign exchange positions up to an aggregated VaR of SEK 45 million given a confidence level of 99% and a 1-day horizon.

Interest duration, SEK billion

	< 3M	3-12M	1-3Y	3-5Y	>5Y	Total
Interest-bearing trading	–8.7	10.9	0.5	–2.4	–0.3	0.0
Interest-bearing assets	65.1	–0.3	7.8	2.1	2.4	77.1
Interest-bearing liabilities	–10.5	–6.8	0.0	–4.4	–7.8	–29.5

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

Outstanding derivatives 1)

	2013			2012
Fair value	Asset		Liability	Asset		Liability
Currency derivatives
Maturity within 3 months	512		158	976		60
Maturity between 3 and 12 months	293		9	611		10
Maturity between 1 and 3 years	8		0	4		—

Total	813		167	1,591		70
Of which designated in cashflow hedge relations	—		—	816		6
Of which designated in net investment hedge relations	—		—	—		—

Interest rate derivatives
Maturity within 3 months	—		—	—		—
Maturity between 3 and 12 months	186		269	487		285
Maturity between 1 and 3 years	382		688	565		681
Maturity between 3 and 5 years	663		163	1,212		739
Maturity of more than 5 years	101		36	38		—

Total	1,332	2)	1,156	2,302	2)	1,705
Of which designated in fair value hedge relations	724		—	969		—

1)	Some of the derivatives hedging non-current liabilities are recognized in the balance sheet as non-current derivatives due to hedge accounting.
2)	Of which SEK 613 (825) million is reported as non-current assets.

Sensitivity analysis

The Company uses the VaR methodology to measure foreign exchange and interest rate risks in portfolios managed by the Treasury. This statistical method expresses the maximum potential loss that can arise with a certain degree of probability during a certain period of time. For the VaR measurement, the Company has chosen a probability level of 99% and a 1-day time horizon. The daily VaR measurement uses market volatilities and correlations based on historical daily data (one year).

The average VaR calculated for 2013 was SEK 16.3 (9.8) million for the combined mandates. No VaR-limits were exceeded during 2013.

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. This exposure arises in the investments in cash, cash equivalents, short-term investments and from derivative positions with positive unrealized results against banks and other counterparties.

The Company mitigates these risks by investing cash primarily in well-rated securities such as treasury bills, government bonds, commercial papers, and mortgage-covered bonds with short-term ratings of at least A-2/P-2 or equivalents, and long-term ratings of AAA. Separate credit limits are assigned to each counterpart in order to minimize risk concentration. All derivative transactions are covered by ISDA netting agreements to reduce the credit risk. No credit losses were incurred during 2013, SEK 0.0 (0.0) billion, neither on external investments nor on derivative positions.

Ericsson Annual Report on Form 20-F 2013

At December 31, 2013, the credit risk in financial cash instruments was equal to the instruments’ carrying value. Credit exposure in derivative instruments was SEK 2.1 (3.9) billion.

Liquidity risk

The Company minimizes the liquidity risk by maintaining a sufficient net cash position, centralized cash management, investments in highly liquid interest-bearing securities, and by having sufficient committed credit lines in place to meet potential funding needs. For information about contractual obligations, please see Note C31, “Contractual obligations.” The current cash position is deemed to satisfy all short-term liquidity requirements as well as non-current borrowings.

Cash, cash equivalents and short-term investments

	Remaining time to maturity
SEK billion	< 3 months	3-12 months	1–5 years	>5 years	Total
Banks	37.6	0.3	—	—	37.9
Type of issuer/counterpart
Governments	0.5	4.1	14.6	3.7	22.9
Corporates	4.4	—	—	—	4.4
Mortgage institutes	—	—	11.9	—	11.9
2013	42.5	4.4	26.5	3.7	77.1
2012	47.1	4.8	24.0	0.8	76.7

The instruments are either classified as held for trading or as assets available-for-sale with maturity less than one year and are therefore short-term investments. Cash, cash equivalents and short-term investments are mainly held in SEK unless offset by EUR-funding.

Refinancing risk

Refinancing risk is the risk that the Company is unable to refinance outstanding debt under reasonable terms and conditions, or at all, at a given point in time.

Repayment schedule of non-current borrowings1)

Nominal amount (SEK billion)	Current maturities of long- term debt	Notes and bonds (non-current)	Liabilities to financial institutions (non-current)	Total
2014	6.0	—	—	6.0
2015	—	—	0.8	0.8
2016	—	2.0	0.0	2.0
2017	—	4.4	0.0	4.4
2018	—	—	—	—
2019	—	—	0.6	0.6
2020	—	1.1	4.4	5.5
2021	—	—	0.6	0.6
2022	—	6.4	—	6.4

Total	6.0	13.9	6.4	26.3

1)	Excluding finance leases reported in Note C27, “Leasing.”

Debt financing is mainly carried out through borrowing in the Swedish and international debt capital markets.

Bank financing is used for certain subsidiary funding and to obtain committed credit facilities.

Funding programs1)

	Amount	Utilized		Unutilized
Euro Medium-Term Note program (USD million)	5,000	1,462		3,538
SEC Registered program (USD million)	—	1,000	2)	—
Long-term Committed Credit facility (USD million)	2,000	—		2,000
Indian Commercial Paper program (INR million)	5,000	—		5,000

1)	There are no financial covenants related to these programs.
2)	Program amount indeterminate.

Fair valuation of the Company’s financial instruments

The Company’s financial instruments generally meet the requirements of level 1 valuation due to the fact that they are based on quoted prices in active markets for identical assets.

Exceptions to this relates to:

•

OTC derivatives with an amount of gross SEK 5.2 billion in relation to assets and gross SEK 4.4 billion in relation to liabilities were valued based on references to other market data as currency or interest rates. These valuations fall under level 2 valuation as defined by IFRS.

•

Ownership in other companies where the Company neither has control nor significant influence. The amount recognized in these cases was SEK 0.5 (0.4) billion. These assets, classified as level 3 assets for valuation purposes, have been valued based on value in use technique.

Financial instruments carried at other than fair value

The fair value of the Company’s financial instruments, recognized at fair value, is determined based on quoted market prices or rates. In the following tables, carrying amounts and fair values of financial instruments that are carried in the financial statements at sums other than fair values are presented. Assets valued at fair value through profit or loss showed a net gain of SEK 1.2 billion. For further information about valuation principles, see Note C1, “Significant accounting policies.”

Financial instruments carried at other than fair value1)

	Book value		Fair value
SEK billion	2013	2012	2013	2012
Current part of non-current borrowings	6.0	3.0	6.0	3.0
Notes and bond loans	14.5	16.5	14.7	17.0
Other borrowings non-current	7.5	7.4	7.6	7.6

Total	28.0	26.9	28.3	27.6

1)	Excluding finance leases reported in Note C27, “Leasing.”

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

Market price risk in own shares and other listed equity investments

Risk related to our own share price

The Company is exposed to fluctuations in its own share price through stock purchase plans for employees and synthetic share-based compensations to the Board of Directors.

Ericsson Annual Report on Form 20-F 2013

Stock purchase plans for employees

The obligation to deliver shares under the stock purchase plan is covered by holding Ericsson Class B shares as treasury stock. A change in the share price will result in a change in social security charges, which represents a risk to the income statement. The cash flow exposure is fully hedged through the holding of Ericsson Class B shares as treasury stock to be sold to generate funds, which also cover social security payments.

Synthetic share-based compensations to the Board of Directors

In the case of these plans, the Company is exposed to risks in relation to own share price, both with regards to compensation expenses and social security charges. The obligation to pay compensation amounts under the synthetic share-based compensations to the Board of Directors is covered by a liability in the balance sheet.

For further information about the stock purchase plan and synthetic share-based compensations to the Board of Directors, see note C28, “Information regarding members of the Board of Directors, the Group management and employees.”

Offsetting financial assets and liabilities

As required by IFRS, the Company has off set financial instruments under ISDA agreements. The related assets amounted to SEK 5.2 billion, prior to offsetting of SEK 3.1 billion, with a net amount of SEK 2.1 billion recognized in the balance sheet. The related liabilities amounted to SEK 4.4 billion, prior to offsetting of SEK 3.1 billion, with a net amount of SEK 1.3 billion recognized in the balance sheet.

Financial instruments, book value

SEK billion	Customer finance	Trade receivables	Short- term invest- ments	Cash equiva- lents	Borrowings	Trade payables	Other financial assets	Other current receiv- ables	Other current liabilities	2013	2012
Note	C14	C14			C19	C22	C12	C15	C21
Assets at fair value through profit or loss	—	—	35.0	11.1	—	—	0.6	1.5	–1.3	46.9	46.3
Loans and receivables	3.4	71.0	—	2.4	—	—	5.1	—	—	81.9	74.3
Financial liabilities at amortized cost	—	—	—	—	–29.5	–20.5	—	—	—	–50.0	–51.8

Total	3.4	71.0	35.0	13.5	–29.5	–20.5	5.7	1.5	–1.3	78.8	68.8

C21    OTHER CURRENT LIABILITIES

Other current liabilities

	2013	2012
Income tax liabilities	2,805	3,878
Advances from customers	5,471	4,754
Liabilities to associated companies and joint ventures	—	—
Accrued interest	208	259
Accrued expenses, of which	32,810	32,353
Employee-related	11,532	11,166
Supplier-related	11,478	11,440
Other1)	9,800	9,747
Deferred revenues	9,887	11,658
Derivatives with a negative value2)	1,323	1,775
Other3)	5,810	6,431

Total	58,314	61,108

1)	Major balance relates to accrued expenses for customer projects.
2)	See Note C20, “Financial risk management and financial instruments.”
3)	Includes items such as VAT and withholding tax payables and other payroll deductions, and liabilities for goods received where the related invoice has not yet been received.

C22    TRADE PAYABLES

Trade payables

	2013	2012
Payables to associated companies and joint ventures	333	81
Other	20,169	23,019

Total	20,502	23,100

C23    ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral

	2013	2012
Chattel mortgages1)	2,177	185
Bank deposits	379	335

Total	2,556	520

1)	See also Note C17, “Post-Employment benefits”.

Ericsson Annual Report on Form 20-F 2013

C24    CONTINGENT LIABILITIES

Contingent liabilities

	2013	2012
Contingent liabilities	657	613

Total	657	613

Contingent liabilities assumed by Ericsson include guarantees of loans to other companies of SEK 23 (24) million. Ericsson has SEK 37 (59) million issued to guarantee the performance of a third party.

All ongoing legal and tax proceedings have been evaluated, their potential economic outflows and probability estimated and necessary provisions made. In Note C2, “Critical Accounting Estimates and Judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Financial guarantees for third parties amounted to SEK 116 (286) million as of December 31, 2013. The maturity date for the majority of the issued guarantees occurs in 2014 at the latest.

C25    STATEMENT OF CASH FLOWS

Interest paid in 2013 was SEK 1,233 million (SEK 1,650 million in 2012 and SEK 1,422 million in 2011) and interest received in 2013 was SEK 1,266 million (SEK 1,883 million in 2012 and SEK 2,632 million in 2011). Taxes paid, including withholding tax, were SEK 6,537 million in 2013 (SEK 5,750 million in 2012 and SEK 4,393 million in 2011).

Cash and cash equivalents includes cash of SEK 28,618 (30,358) million and temporary investments of SEK 13,477 (14,324) million. For more information regarding the disposition of cash and cash equivalents and unutilized credit commitments, see Note C20, “Financial risk management and financial instruments.”

Cash and cash equivalents as of December 31, 2013, include SEK 4.9 billion (3.8) in countries where there exist significant cross-border conversion restrictions due to hard currency shortage or strict government controls. This amount is therefore not considered available for general use by the Parent Company. These restrictions have not had, and are not expected to have, significant impact on the Company’s ability to meet its cash obligations.

Adjustments to reconcile net income to cash

	2013	2012	2011
Property, plant and equipment
Depreciation	4,227	4,052	3,499
Impairment losses/reversals of impairments	–18	–40	47
Total	4,209	4,012	3,546

Intangible assets
Amortization
Capitalized development expenses	1,407	1,058	995
Intellectual Property Rights, brands and other intangible assets	4,521	4,436	4,470

Total amortization	5,928	5,494	5,465
Impairments
Capitalized development expenses	—	266	7
Intellectual Property Rights, brands and other intangible assets	—	117	18

Total	5,928	5,877	5,490

Total depreciation, amortization and impairment losses on property, plant and equipment and intangible assets	10,137	9,889	9,036

Taxes	–1,323	–1,140	1,994
Dividends from joint ventures/associated companies1)	128	133	177
Undistributed earnings in joint ventures/associated companies1)	130	11,636	3,533
Gains/losses on sales of investments and operations, intangible assets and PP&E, net2)	976	–8,087	–159
Other non-cash items3)	–220	646	–1,968

Total adjustments to reconcile net income to cash	9,828	13,077	12,613

1)	See Note C12, “Financial assets, non-current.”
2)	See Note C26, “Business combinations.”
3)	Refers mainly to unrealized foreign exchange, gains/losses on financial instruments.

Acquisitions/divestments of subsidiaries and other operations

	Acquisitions	Divestments
2013
Cash flow from business combinations1)	–3,054	448
Acquisitions/divestments of other investments	–93	17

Total	–3,147	465

2012
Cash flow from business combinations1)	–11,575	9,502
Acquisitions/divestments of other investments	46	–50

Total	–11,529	9,452

2011
Cash flow from business combinations1)	–1,232	–28
Acquisitions/divestments of other investments	–1,949	81

Total	–3,181	53

1)	Also see Note C26, “Business combinations.”

Ericsson Annual Report on Form 20-F 2013

C26    BUSINESS COMBINATIONS

Acquisitions and divestments

Acquisitions

Acquisitions 2011–2013

	2013	2012		2011
Total consideration, including cash	3,176	12,564	1)	1,162

Acquisition-related costs2)	101	150		77

Net assets acquired
Cash and cash equivalents	223	1,139		7
Property, plant and equipment	597	480		259
Intangible assets	1,551	6,672		382
Investments in joint ventures and associated companies	—	—		120
Other assets	850	2,105		140
Provisions, including post-employment benefits	–463	714		–23
Other liabilities	–1,705	–3,214		–37

Total identifiable net assets	1,053	7,896		848
Operating expenses	410	—		—
Non-controlling interest	67	375		54
Goodwill	1,646	4,293		260

Total	3,176	12,564		1,162

1)	The cash transaction includes payment of external loan of SEK 6.2 billion and investment in subsidiary of SEK 2.5 billion.
2)	Acquisition-related costs are included in Selling and administrative expenses in the consolidated income statement.

In 2013, Ericsson made acquisitions with a negative cash flow effect amounting to SEK 3,054 (11,575) million. These acquisitions consist primarily of:

•

Airvana: On September 5, 2013, the Company acquired 100% of the shares in Airvana Network Solutions Inc. Airvana Network Solutions is a Massachusetts-based company and supplier of EVDO software to Ericsson. EVDO software enables data transmission in a CDMA wireless network and is an important part of the CDMA ecosystem. A one-time charge related to the acquisition impacted the operating expenses negatively by SEK –0.4 billion. Balances to facilitate the Purchase price allocation are preliminary.

•

Devoteam: On April 30, 2013, the Company acquired Devoteam’s Telecom & Media operations in France. The transaction was structured as a stock purchase, where 100% of the shares in a company holding Devoteam’s Telecom & Media operations were acquired. Acquiring the activities of Devoteam adds unique expertise in complex, strategic and technical consulting engagements that will enable us to immediately enhance the value that we bring to our customers. Balances to facilitate the Purchase price allocation are final.

•

Mediaroom: On September 5, 2013, the Company acquired the TV solution Mediaroom business from Microsoft in an asset deal. Mediaroom is the leading platform for video distribution deployed with the world’s largest IPTV operators. This strategic acquisition positions Ericsson as an industry leader thanks to the skills and experiences of the talented people of Mediaroom combined with Ericsson’s end-to-end service capabilities. Balances to facilitate the Purchase price allocation are preliminary.

•

Modems: On August 5, 2013 Ericsson and STMicroelectronics announced the closing of the transaction for the split up of ST-Ericsson. This follows the announcement the companies made on March 18, 2013 on the chosen strategic option for the future of the joint venture. Effective August 2, 2013 Ericsson has taken on the design, development and sales of the LTE multimode thin modem solutions, including 2G, 3G and 4G interoperability. In total, approximately 1,800 employees and contractors have joined Ericsson. Balances to facilitate the Purchase price allocation are preliminary.

•

Telcocell: On September 2, 2013, the Company acquired assets from Telcocell, a Canadian consulting and systems integration company specializing in Business Support Systems (BSS). The acquisition complements Ericsson’s consulting and systems integration offering to telecom and cable customers in North America, Western Europe and Latin America. Balances to facilitate the Purchase price allocation are preliminary.

In order to finalize a Purchase price allocation all relevant information needs to be gathered. Examples of such information include final consideration and final opening balances. Balances may remain preliminary for up to a year due to, for example, working capital adjustments, tax items or decisions from local authorities.

Divestments

Divestments 2011–2013

	2013	2012	2011
Proceeds	655	9,502	–39
Net assets disposed of
Property, plant and equipment	297	—	1
Investments in joint ventures and associated companies	—	1,353	10
Other assets	1,326	296	38
Other liabilities	–127	–483	–224

	1,496	1,166	–175
Net gains/losses from divestments	–841	8,336	158
Less Cash and cash equivalents	–207	—	–11

Cash flow effect	448	9,502	–28

In 2013, the Company made divestments with a cash flow effect amounting to SEK 448 (9,502) million.

•

Power cables operation: On May 3, 2013, Ericsson announced an agreement with the Danish company NKT Cables to divest its power cables operation. As a result of the agreement approximately 320 employees and consultants were transferred to NKT Cables. The transaction was closed on July 1, 2013 and resulted in a loss of SEK –0.1 billion.

•	Applied Communication Sciences (ACS): On May 15, 2013, Ericsson completed the sale of ACS, the former research and engineering arm of Telcordia Technologies. It resulted in a loss of SEK –0.3 billion.

•

Ericsson’s telecom cable business in Hudiksvall: On December 1, 2013, Ericsson finalized the divestment of its telecom cable business in Hudiksvall, Sweden, to Hexatronic. The transaction resulted in a loss of SEK –0.5 billion. The divestment was made as a business transfer and the new company within the Hexatronic Group will be named Hexatronic Cables & Interconnect Systems AB. 85 former Ericsson employees were transferred to Hexatronic.

Ericsson Annual Report on Form 20-F 2013

Acquisitions 2011–2013

Company	Description	Transaction date
Airvana	A Massachusetts-based company and supplier of EVDO software to Ericsson.	Sep, 2013

Mediaroom	The leading platform for video distribution deployed with the world’s largest IPTV operators.	Sep, 2013

Telcocell	A consulting and systems integration company specializing in Business Support Systems (BSS).	Sep, 2013

Modems	Ericsson has taken on the design, development and sales of the LTE multimode thin modem solutions, including 2G, 3G and 4G interoperability.	Aug, 2013

Devoteam	A leader in Information and Communications Technology consulting with 5,000 employees in Europe, the Middle East and Africa.	Apr, 2013

ConceptWave	A Canadian OSS/BSS company. The purchase price was CAD 55 million.	Sep, 2012

Technicolor	A technology company in the media and entertainment sector. The purchase price was EUR 20 million.	Jul, 2012

BelAir	A telecom-grade Wi-Fi company based in Canada. The purchase price was USD 250 million.	Apr, 2012

Ericsson-LG	Increase of ownership from 50% plus one share, to 75%.	Mar, 2012

Telcordia	A US company developing software and services for OSS/BSS. The purchase price was USD 1.15 billion.	Jan, 2012

GDNT	An asset purchase agreement of certain assets. Enhances the Company’s existing R&D, manufacturing and services capabilities in the China region. The purchase price was RMB 357 million.	May, 2011

Nortel Multiservice Switch business (MSS)	An asset purchase agreement to acquire certain assets of Nortel’s MSS. The purchase price was USD 53 million.	Mar, 2011

Divestments 2011–2013

Company	Description	Transaction date
Telecom cable business	Divestment of the telecom cable business in Hudiksvall, Sweden, to Hexatronic. It resulted in a loss of SEK –0.5 billion.	Dec, 2013

Power cables operation	Divestment of the power cables operation to NKT Cables. The transaction resulted in a loss of SEK –0.1 billion.	Jul, 2013

Applied Communication Sciences	Sale of Applied Communication Sciences (ACS), the former research and engineering arm of Telcordia Technologies. This resulted in a loss of SEK –0.3 billion.	May, 2013

IPX	Sale of IPX to Gemalto, with a positive cash flow effect of SEK 260 million.	Sep, 2012

EDA 1500 GPON	Capital asset sale of EDA 1500 GPON portfolio with a positive cash flow effect of SEK 80 million.	Aug, 2012

Sony Ericsson	Sale of the Company’s share in Sony Ericsson (50%) to Sony, with a positive cash flow effect of SEK 9.1 billion.	Feb, 2012

Ericsson Annual Report on Form 20-F 2013

C27    LEASING

Leasing with the Company as lessee

Assets under finance leases, recorded as property, plant and equipment, consist of:

Finance leases

	2013	2012
Cost
Real estate	1,774	1,538
Machinery	3	3

	1,777	1,541

Accumulated depreciation
Real estate	–610	–601
Machinery	–3	–3

	–613	–604

Accumulated impairment losses
Real estate	–25	–35
	–25	–35

Net carrying value	1,139	902

As of December 31, 2013, future minimum lease payment obligations were distributed as follows:

Future minimum lease payment obligations

	Finance leases	Operating leases
2014	109	2,089
2015	109	1,766
2016	109	1,425
2017	108	881
2018	101	626
2019 and later	720	2,406

Total	1,256	9,193

Future finance charges1)	–291	n/a

Present value of finance lease liabilities	965	9,193

1)	Average effective interest rate on lease payables is 5.25%.

Expenses in 2013 for leasing of assets were SEK 2,517 (3,172) million, of which variable expenses comprised SEK 18 (20) million. The leasing contracts vary in length from 1 to 17 years.

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

At December 31, 2013, future minimum payment receivables were distributed as follows:

Future minimum payment receivables

	Finance leases	Operating leases
2014	27	112
2015	24	90
2016	2	23
2017	2	6
2018	—	4
2019 and later	—	1

Total	55	236

Unearned financial income	n/a	n/a
Uncollectible lease payments	n/a	n/a

Net investments in financial leases	n/a	n/a

Leasing income in 2013 was SEK 165 (236) million.

Ericsson Annual Report on Form 20-F 2013

C28    INFORMATION REGARDING MEMBERS OF THE BOARD OF DIRECTORS, THE GROUP MANAGEMENT AND EMPLOYEES

Remuneration to the Board of Directors

Remuneration to members of the Board of Directors

SEK	Board fees	Number of synthetic shares/ portion of Board fee	Value at grant date of synthetic shares allocated in 2013 A	Number of previously allocated synthetic shares outstanding		Net change in value of synthetic shares1) B		Committee fees	Total fees paid in cash2) C		Total remuneration 2013 (A+B+C)
Board member
Leif Johansson	3,850,000	0/0%	—	—		—		400,000	4,250,000	3)	4,250,000
Sverker Martin-Löf	900,000	0/0%	—	—		—		175,000	1,075,000	4)	1,075,000
Jacob Wallenberg	900,000	2,804/25%	224,945	9,246		150,147		175,000	850,000		1,225,092
Roxanne S. Austin	900,000	2,804/25%	224,945	28,492		716,010		175,000	850,000		1,790,955
Sir Peter L. Bonfield	900,000	0/0%	—	10,660		259,051		250,000	1,150,000		1,409,051
Nora Denzel	900,000	0/0%	—	—		—		—	900,000		900,000
Börje Ekholm	900,000	8,414/75%	674,996	31,984		762,740		175,000	400,000		1,837,736
Alexander Izosimov	900,000	2,804/25%	224,945	3,492		51,565		—	675,000	5)	951,510
Ulf J. Johansson	900,000	0/0%	—	14,720		481,454		350,000	1,250,000	6)	1,731,454
Kristin Skogen Lund	900,000	2,804/25%	224,945	—		–4,831		—	675,000		895,114
Hans Vestberg	—	—	—	—		—		—	—		—
Pär Östberg	900,000	0/0%	—	—		—		250,000	1,150,000		1,150,000
Employee Representatives
Pehr Claesson	13,500	—	—	—		—		—	13,500		13,500
Kristina Davidsson	13,500	—	—	—		—		—	13,500		13,500
Karin Åberg	12,000	—	—	—		—		—	12,000		12,000
Rickard Fredriksson	13,500	—	—	—		—		—	13,500		13,500
Karin Lennartsson	13,500	—	—	—		—		—	13,500		13,500
Roger Svensson	13,500	—	—	—		—		—	13,500		13,500

Total	12,929,500	19,630	1,574,776	98,594		2,416,136		1,950,000	13,304,500		17,295,412	7)

Total	12,929,500	19,630	1,574,776	117,312	8)	3,071,949	8)9)	1,950,000	13,304,500		17,951,225	7)

1)	The difference in value as of the time for payment, compared to December 31, 2012, for synthetic shares allocated in 2008 (for which payment was made in 2013).

The difference in value as of December 31, 2013, compared to December 31, 2012, for synthetic shares allocated in 2009, 2010, 2011 and 2012.

The difference in value as of December 31, 2013, compared to grant date for synthetic shares allocated in 2013.

The value of synthetic shares allocated in 2009, 2010, 2011 and 2012 includes respectively SEK 2.00, SEK 2.25, SEK 2.50 and SEK 2.75 per share in compensation for dividends resolved by the Annual General Meetings 2010, 2011, 2012 and 2013 and the value of the synthetic shares allocated in 2008 includes dividend compensation for dividends resolved in 2009, 2010, 2011 and 2012.

2)	Committee fee and cash portion of the Board fee.
3)	In addition, an amount corresponding to statutory social charges in respect of the part of the fee that has been invoiced through a company was paid, amounting to SEK 1,335,350.
4)	In addition, an amount corresponding to statutory social charges in respect of the part of the fee that has been invoiced through a company was paid, amounting to SEK 109,758.
5)	In addition, an amount corresponding to statutory social charges in respect of the part of the fee that has been invoiced through a company was paid, amounting to SEK 212,085.
6)	In addition, an amount corresponding to statutory social charges in respect of the part of the fee that has been invoiced through a company was paid, amounting to SEK 127,625.
7)	Excluding social security charges to the amount of SEK 4,746,168.
8)	Including synthetic shares previously allocated to the former Directors Nancy McKinstry and Michelangelo Volpi.
9)	Including synthetic shares previously allocated to the former Director Carl-Henric Svanberg, where the difference in value is the difference as of the time for payment, compared to December 31, 2012.

Comments to the table

•	The Chairman of the Board was entitled to a Board fee of SEK 3,850,000 and a fee of SEK 200,000 for each Board Committee on which he served as Chairman.

•

The other Directors elected by the Annual General Meeting were entitled to a fee of SEK 900,000 each. In addition, the Chairman of the Audit Committee was entitled to a fee of SEK 350,000 and the other non-employee members of the Audit Committee were entitled to a fee of SEK 250,000 each. The Chairmen of the Finance and Remuneration Committees were entitled to a fee of SEK 200,000 each and the other non-employee members of the Finance and the Remuneration Committees were entitled to a fee of SEK 175,000 each.

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

•

Board members invoicing for the amount of the Board and Committee fee through a company may add to the invoice an amount corresponding to social charges. The social charges thus included in the invoiced amount are not higher than the general payroll tax that would otherwise have been paid by the Company. The entire amount, i.e. the cash portion of the Board fee and the Committee fee, including social charges, constitutes the invoiced Board fee.

•	The Annual General Meeting 2013 resolved that non-employee Directors may choose to receive the Board fee (i.e. exclusive of

Ericsson Annual Report on Form 20-F 2013

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

The number of synthetic shares allocated is based on a volume-weighed average of the market price of Ericsson Class B shares on the NASDAQ OMX Stockholm exchange during the five trading days immediately following the publication of Ericsson’s interim report for the first quarter 2013: SEK 80.223. The number of synthetic shares is rounded down to the nearest whole number of shares.

The synthetic shares are vested during the Directors’ term of office and the right to receive payment with regard to the allocated synthetic shares occurs after the publication of the Company’s year-end financial statement during the fifth year following the Annual General Meeting which resolved on the synthetic share program, i.e. in 2018. The amount payable shall be determined based on the volume-weighed average price for shares of Class B during the five trading days immediately following the publication of the year-end financial statement.

Synthetic shares were allocated to members of the Board for the first time in 2008 and have been allocated annually since then on equal terms and conditions. Payment based on synthetic shares, under the main rule, occurred for the first time in 2013 with respect to the synthetic shares allocated in 2008. In 2013, advance payment was also made to the former Director Carl-Henric Svanberg with respect to his synthetic shares, all in accordance with the terms and conditions for the synthetic shares. The amounts paid in 2013 under the synthetic share programs were determined based on the volume-weighed average price for shares of Class B during the five trading days immediately following the publication of the year-end financial statements for 2012: SEK 77.05 and totalled SEK 3,562,958, excluding social security charges. The payments made do not constitute a cost for the Company in 2013. The Company’s costs for the synthetic shares have been disclosed each year and the net change in value of the synthetic shares for which payment was made in 2013, is disclosed in the table “Remuneration to members of the Board of Directors” on page 87.

The value of all outstanding synthetic shares fluctuates in line with the market value of Ericsson’s Class B share and may differ from year to year compared to the original value on their respective grant dates. The change in value of the outstanding synthetic shares is established each year and affects the total recognized costs that year. As of December 31, 2013, the total outstanding number of synthetic shares under the programs is 136,942 and the total accounted debt is SEK 11,494,790 (including synthetic shares previously allocated to the former Directors Nancy McKinstry and Michelangelo Volpi). In accordance with the terms and conditions for the synthetic shares, the time for payment to the former Director Michelangelo Volpi has, on his request, been advanced, to occur after the publication of the year-end financial statements for 2013.

Remuneration to the Group management

The Company’s costs for remuneration to the Group management are the costs recognized in the Income statement during the fiscal year. These costs are disclosed under “Remuneration costs” below.

Costs recognized during a fiscal year in the Income statement are not fully paid by the Company at the end of the fiscal year. The unpaid amounts that the Company has in relation to the Group management are disclosed under “Outstanding balances.”

Remuneration costs

The total remuneration to the President and CEO and to other members of the Group management, consisting of the Executive Leadership Team (ELT), includes fixed salary, short-term and long-term variable compensation, pension and other benefits. These remuneration elements are based on the guidelines for remuneration to Group management as approved by the Annual General Meeting held in 2013: see the approved guidelines in section “Guidelines for remuneration to Group management 2013.”

Remuneration costs for the President and CEO and other members of Executive Leadership Team (ELT)

SEK	The President and CEO 2013	The President and CEO 2012	Other members of ELT 2013	Other members of ELT 2012	Total 2013	Total 2012
Salary	13,177,080	12,573,233	90,320,536	76,973,215	103,497,616	89,546,448
Costs for annual variable remuneration earned in 2013 to be paid in 2014	3,256,151	3,972,247	22,880,144	21,877,700	26,136,295	25,849,947
Long-term variable compensation provision	8,184,603	6,439,873	9,066,127	6,472,215	17,250,731	12,912,088
Pension costs	6,847,596	6,491,713	22,971,876	22,865,674	29,819,473	29,357,387
Other benefits	68,704	123,612	5,370,876	4,431,160	5,439,579	4,554,772
Social charges and taxes	9,368,485	9,114,641	26,838,704	22,877,888	36,207,190	31,992,529

Total	40,902,620	38,715,319	177,448,263	155,497,852	218,350,883	194,213,171

Comments to the table

•

During 2013 there were three Executive Vice Presidents, who have been appointed by the Board of Directors. None of them has acted as deputy to the President and CEO during the year. The Executive Vice Presidents are included in the group “Other members of ELT.”

•

The group “Other members of ELT” comprises the following persons: Per Borgklint, Bina Chaurasia, Ulf Ewaldsson, Jan Frykhammar, Douglas L. Gilstrap, Nina Macpherson, Magnus Mandersson, Helena Norrman, Mats H. Olsson, Rima Qureshi, Angel Ruiz, Anders Thulin (from October 1), Johan Wibergh and Jan Wäreby.

•	The salary stated in the table for the President and CEO and other members of the ELT includes vacation pay paid during 2013 as well as other contracted compensation expensed in 2013.

•	“Long-term variable compensation provision” refers to the compensation costs during 2013 for all outstanding share- based plans.

•	For a description of compensation cost, including accounting treatment, see Note C1, “Significant accounting policies,” section Share-based compensation to employees and the Board of Directors.

•

For the President and CEO and other members of the ELT employed in Sweden before 2011, a supplementary plan is applied in addition to the occupational pension plan for salaried staff on the Swedish labor market (ITP) with pension payable from the age of 60 years. These pension plans are not conditional upon future employment at Ericsson.

Ericsson Annual Report on Form 20-F 2013

Outstanding balances

The Company has recognized the following liabilities relating to unpaid remunerations in the Balance sheet:

•

Ericsson’s commitments for defined benefit based pensions as of December 31, 2013 under IAS 19 amounted to SEK 5,232,263 for the President and CEO which includes ITP plan and temporary disability and survivor’s pension. For other members of the ELT the Company’s commitments amounted to SEK 26,593,686 of which SEK 19,250,106 refers to the ITP plan and the remaining SEK 7,343,579 to temporary disability and survivor’s pensions.

•	For previous Presidents and CEOs, the Company has made provisions for defined benefit pension plans in connection with their active service periods within the Company.

•	Deferred salary, earned in 2013 or earlier, to be paid 12 months after period end or later, amounts to SEK 17,476,898.

Maximum outstanding matching rights

As of December 31, 2013 Number of Class B shares	The President and CEO	Other members of the ELT
Stock Purchase Plans 2010, 2011, 2012 and 2013 and Executive Performance Stock Plans 2010, 2011, 2012 and 2013	482,927	566,509

Comments to the table

•	For the definition of matching rights, see the description in section “Long-term variable compensation”.

•	Matching result of 100% is included for the 2010 plan.

•	Cash conversion target for 2012 and 2013 was reached, but not reached in 2011.

•	During 2013, the President and CEO received 88,002 matching shares and other members of the ELT 149,646 matching shares.

Guidelines for remuneration to Group management 2013

For Group Management consisting of the Executive Leadership Team, including the President and CEO, total remuneration consists of fixed salary, short- and long-term variable compensation, pension and other benefits.

The following guidelines apply for the remuneration to the Executive Leadership Team:

•

Variable remuneration is through cash and stock-based programs awarded against specific business targets derived from the long-term business plan approved by the Board of Directors. Targets may include financial targets at either Group or unit level, operational targets, employee engagement targets and customer satisfaction targets.

•	All benefits, including pension benefits, follow the competitive practice in the home country taking total compensation into account. The retirement age is normally 60 to 65 years of age.

•

By way of exception, additional arrangements can be made when deemed necessary. An additional arrangement can be renewed but each such arrangement shall be limited in time and shall not exceed a period of 36 months and twice the remuneration that the individual would have received had no additional arrangement been made.

•

The mutual notice period may be no more than six months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months’ fixed salary is paid. Notice of termination given by the employee due to significant structural changes, or other events that in a determining manner affect the content of work or the conditions for the position, is equated with notice of termination served by the Company.

Long-Term Variable compensation

The Stock Purchase Plan

The Stock Purchase Plan is designed to offer an incentive for all employees to participate in the Company where practicable, which is consistent with industry practice and with our ways of working. For the 2013 plan, employees are able to save up to 7.5% of their gross fixed salary (President and CEO can save up to 10% of their gross fixed salary and short-term variable remuneration) for purchase of Class B contribution shares at market price on NASDAQ OMX Stockholm or American Depositary Shares (ADSs) on NASDAQ New York (contribution shares) during a 12-month period (contribution period). If the contribution shares are retained by the employee for three years after the investment and their employment with the Ericsson Group continues during that time, the employee’s shares will be matched with a corresponding number of Class B shares or ADSs free of consideration. Employees in 100 countries participate in the plans.

The table below shows the contribution periods and participation details for ongoing plans as of December 31, 2013.

Stock purchase plans

Plan	Contribution period	Number of participants at launch	Take-up rate–percent of eligible employees
Stock Purchase plan 2010	August 2010–July 2011	22,000	27%
Stock Purchase plan 2011	August 2011–July 2012	24,000	30%
Stock Purchase plan 2012	August 2012–July 2013	27,000	28%
Stock Purchase plan 2013	August 2013–July 2014	29,000	29%

Participants save each month, beginning with the August payroll, towards quarterly investments. These investments (in November, February, May and August) are matched on the third anniversary of each such investment, subject to continued employment, and hence the matching spans over two financial years and two tax years.

The Key Contributor Retention Plan

The Key Contributor Retention Plan is part of Ericsson’s talent management strategy and is designed to give recognition for performance, critical skills and potential as well as to encourage retention of key employees. Under the program, up to 10% of employees (2013 plan: up to 9,300 employees) are selected through a nomination process that identifies individuals according to performance, critical skills and potential. Participants selected obtain one extra matching share in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan during a 12-month period.

Ericsson Annual Report on Form 20-F 2013

Executive Performance Stock Plans

	Executive Performance Stock Plan
	20131)	2012	2011	2010
Base year EPS2)				1.14
Target average annual EPS growth range3)				5% to 15%
Matching share vesting range4)	0.67 to 4	0.67 to 4	0.67 to 4	0.67 to 4
	1 to 6	1 to 6	1 to 6	1 to 6
	1.5 to 9	1.5 to 9	1.5 to 9	1.5 to 9
Maximum opportunity as percentage of fixed salary5)	30%	30%	30%	30%
	45%	45%	45%	45%
	162%	162%	162%	162%

1)	Targets for Executive Performance Stock Plans 2011 to 2013 are described in the next table.
2)	For 2010 plan the sum of four quarters up to December 31, 2010.
3)	EPS range determined by average EPS of the 12 quarters to the end of the performance period and corresponding growth targets.
4)	Corresponding to EPS range (no Performance Share Plan matching below this range). Matching shares per contribution share invested in addition to Stock Purchase Plan matching according to program of up to 4, 6 or 9 matching shares.
5)	At full investment, full vesting and constant share price. Excludes Stock Purchase Plan matching.

Executive Performance Stock Plan targets

	Base year value SEK billion	Year 1		Year 2		Year 3
2013
Growth (Net sales growth)	227.8		Compound annual growth rate of 2–8%
Margin (Operating income growth)1)	18.5		Compound annual growth of 5–15%
Cash Flow (Cash conversion)	—	≥	70%	≥	70%	≥	70%
2012
Growth (Net sales growth)	226.9		Compound annual growth rate of 2–8%
Margin (Operating income growth)	17.9		Compound annual growth of 5–15%
Cash Flow (Cash conversion)	—	≥	70%	≥	70%	≥	70%

1)	Base year 2012 excludes a non-cash charge for ST-Ericsson

Executive Performance Stock Plan targets

	Base year value SEK billion	Year 1	Year 2	Year 3
2011
Growth (Net sales growth)	203.3	Compound annual growth rate of 4–10%
Margin (Operating income growth)2)	23.7	Compound annual growth of 5–15%
Cash Flow (Cash conversion)	—	≥ 70%	≥ 70%	≥ 70%

2)	Base year 2010 excludes restructuring charges

The Executive Performance Stock Plan

The Executive Performance Stock Plan is designed to focus management on driving earnings and provide competitive remuneration. Senior managers, including ELT, are selected to obtain up to four or six extra shares (performance matching shares) in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan. Up to 0.5% of employees (2013 plan: up to 400 executives) are offered participation in the plan. The President and CEO can save up to 10% of gross fixed salary and short-term variable compensation, and may obtain up to nine performance-matching shares in addition to the Stock Purchase Plan matching share for each contribution share.

The performance matching for the 2010 plan is subject to the fulfillment of a performance target of average annual Earnings per Share (EPS) growth. The performance targets changed from EPS targets to targets linked to the business strategy as from 2011.

The tables above show all Executive Performance Stock Plans as of December 31, 2013.

Shares for all plans

		Stock Purchase Plan, Key Contributor Retention Plan and Executive Performance Stock Plans
Plan (million shares)		2013		2012		2011		2010		2009		Total
Originally designated	A	26.6		26.2		19.4		19.4		22.4		114.0
Outstanding beginning of 2013	B	0.0		4.4		13.5		9.2		6.0		33.1
Awarded during 2013	C	3.2		9.0		0.0		0.0		0.0		12.2
Exercised/matched during 2013	D	0.0		0.4		0.5		2.8		5.9		9.6
Forfeited/expired during 2013	E	0.0		0.5		0.6		0.4		0.1		1.6
Outstanding end of 20131)	F=B+C–D–E	3.2		12.5		12.4		6.0		0.0		34.1
Compensation costs charged during 2013 (SEK million)	G	6	2)	108	2)	124	2)	124	2)	26	2)	388	3)

1)	Shares under the Executive Performance Stock Plans were based on the fact that the 2009 plan lapsed and that the 2010 plan was fully vested. For the other ongoing plans, full vesting is estimated.
2)	Fair value is calculated as the share price on the investment date, reduced by the net present value of the dividend expectations during the three-year vesting period. Net present value calculations are based on data from external party. Fair value is also adjusted for participants failing to keep hold of their contribution shares during the vesting period. For shares under the Executive Performance Stock Plans, the company makes a forecast for the fulfillment of the financial targets for all ongoing plans except for 2009 and 2010 plans as disclosed under 1) when calculating the compensation cost. Fair value of the Class B share at each investment date during 2013 was: February 15 SEK 70.50, May 15 SEK 74.42, August 15 SEK 70.99 and November 15 SEK 73.93.
3)	Total compensation costs charged during 2012: SEK 405 million, 2011: SEK 413 million.

Shares for all plans

All plans are funded with treasury stock and are equity settled. Treasury stock for all plans has been issued in directed cash issues of Class C shares at the quotient value and purchased under a public offering at the subscription price plus a premium corresponding to the subscribers’ financing costs, and then converted to Class B shares.

For all plans, additional shares have been allocated for financing of social security expenses. Treasury stock is sold on the NASDAQ OMX Stockholm to cover social security payments when arising due to matching of shares. During 2013, 1,121,900 shares were sold at an average price of SEK 80.19. Sales of shares are recognized directly in equity.

If, as of December 31, 2013, all shares allocated for future matching under the Stock Purchase Plan were transferred, and shares

Ericsson Annual Report on Form 20-F 2013

designated to cover social security payments were disposed of as a result of the exercise and the matching, approximately 64 million Class B shares would be transferred, corresponding to 2.0% of the total number of shares outstanding, or 3,231 million not including treasury stock. As of December 31, 2013, 74 million Class B shares were held as treasury stock.

The table on page 90 shows how shares (representing matching rights but excluding shares for social security expenses) are being used for all outstanding plans. From up to down the table includes (A) the number of shares originally approved by the Annual General Meeting; (B) the number of originally designated shares that were outstanding at the beginning of 2013; (C) the number of shares awards that were granted during 2013; (D) the number of shares matched during 2013; (E) the number of shares forfeited by participants or expired under the plan rules during 2013; and (F) the balance left as outstanding at the end of 2013, having added new awards to the shares outstanding at the beginning of the year and deducted the shares related to awards matched, forfeited and expired. The final row (G) shows the compensation costs charged to the accounts during 2013 for each plan, calculated as fair value in SEK.

For a description of compensation cost, including accounting treatment, see Note C1, “Significant accounting policies,” section Share-based compensation to employees and the Board of Directors.

Employee numbers, wages and salaries

Employee numbers

Average number of employees

	2013			2012
	Women	Men	Total	Women	Men	Total
North America	3,234	12,060	15,294	3,479	12,607	16,086
Latin America	2,216	9,562	11,778	2,137	9,230	11,367
Northern Europe & Central Asia1)2)	5,523	15,519	21,042	5,746	15,351	21,097
Western & Central Europe2)	3,802	8,263	12,065	1,790	9,463	11,253
Mediterranean2)	2,865	9,793	12,658	2,966	10,064	13,030
Middle East	566	4,820	5,386	617	4,603	5,220
Sub-Saharan Africa	364	1,704	2,068	548	1,672	2,220
India	2,586	15,042	17,628	2,137	11,924	14,061
North East Asia	4,308	10,108	14,416	4,191	9,584	13,775
South East Asia & Oceania	1,061	3,234	4,295	1,175	3,474	4,649

Total	26,525	90,105	116,630	24,786	87,972	112,758

1) Of which in Sweden	4,118	12,972	17,090	4,232	13,337	17,569
2) Of which in EU	11,703	31,729	43,432	9,911	33,581	43,492

Number of employees by region at year-end

	2013	2012
North America	14,931	15,501
Latin America	11,445	11,219
Northern Europe & Central Asia1)2)	21,892	21,211
Western & Central Europe2)	11,530	11,257
Mediterranean2)	12,314	12,205
Middle East	3,752	3,992
Sub-Saharan Africa	2,084	2,014
India	17,622	14,303
North East Asia	14,503	14,157
South East Asia & Oceania	4,267	4,396
Total	114,340	110,255

1) Of which in Sweden	17,858	17,712
2) Of which in EU	43,421	42,872

Number of employees by gender and age at year-end 2013

	Women	Men	Percent of total
Under 25 years old	1,737	3,285	5%
25–35 years old	9,634	34,966	39%
36–45 years old	7,781	29,895	33%
46–55 years old	4,133	16,830	18%
Over 55 years old	1,298	4,781	5%
Percent of total	21%	79%	100%

Employee movements

	2013	2012
Head count at year-end	114,340	110,255
Employees who have left the Company	13,025	12,280
Employees who have joined the Company	17,110	18,010
Temporary employees	493	766

Employee wages and salaries

Wages and salaries and social security expenses

(SEK million)	2013	2012
Wages and salaries	48,533	48,428
Social security expenses	16,531	15,672
Of which pension costs	4,426	2,762

Amounts related to the President and CEO and the Executive Leadership Team are included.

Remuneration to Board members and Presidents in subsidiaries

(SEK million)	2013	2012
Salary and other remuneration	294	243
Of which annual variable remuneration	40	33
Pension costs	23	27

Ericsson Annual Report on Form 20-F 2013

Board members, Presidents and Group management by gender at year end

	2013		2012
	Women	Men	Women	Men
Parent Company
Board members and President	25%	75%	27%	73%
Group Management	29%	71%	29%	71%
Subsidiaries
Board members and Presidents	27%	73%	12%	88%

C29    RELATED PARTY TRANSACTIONS

During 2013, various related party transactions were executed pursuant to contracts based on terms customary in the industry and negotiated on an arm’s length basis. For information regarding equity and Ericsson’s share of assets, liabilities and income in joint ventures and associated companies, see Note C12, “Financial assets, non-current.” For information regarding transactions with senior management, see Note C28, “Information regarding members of the Board of Directors, the Group management and employees.”

ST-Ericsson

ST-Ericsson was formed in 2009 as a joint venture equally owned by Ericsson and STMicroelectronics. In early 2013, the parents agreed to split up and close the joint venture. The company ST-Ericsson is winding down and all business has been transferred to parents or divested during 2013. Ericsson has taken over assets and liabilities in the design, development and sales of the thin LTE multi-mode modem solution with a net value of SEK 1.1 billion. The Purchase price allocation related to this acquisition is preliminary. The acquired business is now consolidated into Ericsson in the new segment Modems. For further information, see Note C3, “Segment information” and Note C26 “Business combinations.”

During 2013, Ericsson had no sales to, and purchases from, ST-Ericsson in the course of ordinary business, only transactions related to the winding down described above. Therefore, the descriptions below refers to the years 2011 and 2012. The major transactions in 2011 and 2012 were as follows:

•	Sales: Ericsson provides ST-Ericsson with services in the areas of R&D, HR, IT and facilities.

•	Purchases: A major part of Ericsson’s purchases from ST-Ericsson consists of chipsets and R&D services.

ST-Ericsson

	20131)	2012	2011
Related party transactions
Sales	—	138	182
Purchases	—	634	781

Related party balances
Receivables	—	127	51
Liabilities	—	—	24

1)	See text above for further information.

Ericsson does not have any contingent liabilities, assets pledged as collateral or guarantees towards ST-Ericsson.

C30    FEES TO AUDITORS

Fees to auditors

	PwC	Others	Total
2013
Audit fees	75	7	82
Audit-related fees	12	—	12
Tax services fees	12	3	15
Other fees	15	1	16

Total	114	11	125

2012
Audit fees	82	5	87
Audit-related fees	15	—	15
Tax services fees	16	3	19
Other fees	10	10	20

Total	123	18	141

2011
Audit fees	77	9	86
Audit-related fees	10	—	10
Tax services fees	20	3	23
Other fees	16	—	16

Total	123	12	135

During the period 2011–2013, in addition to audit services, PwC provided certain audit-related services, tax and other services to the Company. The audit-related services include quarterly reviews, ISO audits, SSAE 16 reviews and services in connection with the issuing of certificates and opinions and consultation on financial accounting. The tax services include general expatriate services and corporate tax compliance work. Other services include, work related to acquisitions, operational effectiveness and assessments of internal control.

Audit fees to other auditors largely consist of local statutory audits.

C31    CONTRACTUAL OBLIGATIONS

Contractual obligations 2013

	Payment due by period
SEK billion	<1 year	1–3 years	3–5 years	>5 years	Total
Long-term debt1)2)	6.5	3.1	5.6	13.5	28.7
Finance lease obligations3)	0.1	0.2	0.3	0.7	1.3
Operating leases3)	2.1	3.2	1.5	2.4	9.2
Other non-current liabilities	0.1	0.2	0.1	1.1	1.5
Purchase obligations4)	5.4	—	—	—	5.4
Trade payables	20.5	—	—	—	20.5
Commitments for customer finance5)	6.4	—	—	—	6.4
Total	41.1	6.7	7.5	17.7	73.0

1)	Including interest payments.
2)	See Note C20, “Financial risk management and financial instruments.”
3)	See Note C27, “Leasing.”
4)	The amounts of purchase obligations are gross, before deduction of any related provisions.
5)	See also Note C14, “Trade receivables and customer finance.”

For information about financial guarantees, see Note C24, “Contingent liabilities.”

Except for those transactions described in this report, the Company has not been a party to any material contracts over the past three years other than those entered into during the ordinary course of business.

Ericsson Annual Report on Form 20-F 2013

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over finacial reporting

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

Ericsson’s management assessed the effectiveness of Ericsson’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth in “Internal Control—Integrated Framework (1992)”, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management has concluded that, as of December 31, 2013, Ericsson’s internal control over financial reporting was effective at a reasonable assurance level.

Attestation report of registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, has been audited by PricewaterhouseCoopers AB, an independent registered public accounting firm. PricewaterhouseCoopers AB has issued an attestation report on Ericsson’s internal control over financial reporting, which appears on page 41.

Changes in internal control over financial reporting

During the period covered by the Annual Report 2013, there were no changes to the internal control over financial reporting that have materially affected, or are likely to materially affect, the internal control over financial reporting.

Ericsson Annual Report on Form 20-F 2013

RISK FACTORS

You should carefully consider all the information in this Annual Report and in particular the risks and uncertainties outlined below. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our business. Any of the factors described below, or any other risk factors discussed elsewhere in this report, could have a material negative effect on our business, revenues, operating and after-tax results, financial condition, cash flow, liquidity, credit rating, marketshare, reputation, brand and/or our share price. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also materially adversely affect our business. Furthermore, our operating results may have a greater variability than in the past and we may have difficulties in accurately predicting future developments. See also “Forward-Looking Statements.”

MARKET, TECHNOLOGY AND BUSINESS RISKS

Challenging global economic conditions may adversely impact the demand and pricing for our products and services as well as limit our ability to grow.

Challenging global economic conditions could have adverse, wide-ranging effects on demand for our products and for the products of our customers. Adverse global economic conditions could cause operators and other customers to postpone investments or initiate other cost-cutting initiatives to improve their financial position. This could result in significantly reduced expenditures for network infrastructure and services, in which case our operating results would suffer. If demand for our products and services were to fall in the future, we could experience material adverse effects on our revenues, cash flow, capital employed and value of our assets and we could incur operating losses. Furthermore, if demand is significantly weaker or more volatile than expected, our credit rating, borrowing opportunities and costs as well as the trading price of our shares could be adversely impacted. When deemed necessary, we undertake specific restructuring or cost-saving initiatives; however, there are no guarantees that such initiatives will be sufficient, successful or executed in time to deliver any improvements in our earnings.

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

The potential adverse effects of an economic downturn include:

•	Reduced demand for products and services, resulting in increased price competition or deferrals of purchases, with lower revenues not fully compensated through reduced costs

•	Risks of excess and obsolete inventories and excess manufacturing capacity

•	Risk of financial difficulties or failures among our suppliers

•	Increased demand for customer finance, difficulties in collection of accounts receivable and increased risk of counter party failures

•	Risk of impairment losses related to our intangible assets as a result of lower forecasted sales of certain products

•	Increased difficulties in forecasting sales and financial results as well as increased volatility in our reported results

•	A decline in the value in our pension plan assets and/or increased pension liabilities due to discount rate changes or other accounting or regulatory changes

•	End user demand could also be adversely affected by reduced consumer spending on technology, changed operator pricing, security breaches and trust issues.

The telecommunications industry fluctuates and is affected by many factors, including the economic environment, and decisions made by operators and other customers regarding their deployment of technology and their timing of purchases.

The telecommunications industry has experienced downturns in the past in which operators substantially reduced their capital spending on new equipment. While we expect the network service provider equipment market and telecommunications services market to grow in the coming years, the uncertainty surrounding the global economic recovery may materially harm actual market conditions. Moreover, market conditions are subject to substantial fluctuation, and could vary geographically and across technologies. Even if global conditions improve, conditions in the specific industry segments in which we participate may be weaker than in other segments. In that case, our operating results, may be adversely affected.

If capital expenditures by operators and other customers is weaker than we anticipate, our revenues and profitability may be adversely affected. The level of demand from operators and other customers who buy our products and services can change quickly and can vary over short periods of time, including from month to month. Due to the uncertainty and variations in the telecommunications industry, accurately forecasting revenues, results, and cash flow remains difficult.

Sales volumes and gross margin levels are affected by the variation and short order time of our products and services.

Our sales to operators and other customers represent a mix of equipment, software and services, which normally generate different gross margins. We sell our own products as well as third party products, which normally have lower margins than our own products. As a consequence, our reported gross margin in a specific period will be affected by the overall mix of products and services as well as the relative content of third party products. Further, network expansions and upgrades have much shorter lead times for delivery than initial network build outs. Orders for such network expansions and upgrades are normally placed at short notice by customers, often less than a month in advance,

Ericsson Annual Report on Form 20-F 2013

and consequently variations in demand are difficult to forecast. As a result, changes in our product and service mix and the short order time for certain of our products may affect our ability to accurately forecast sales and margins or detect in advance whether actual results will deviate from market consensus. Short-term variation could have a material adverse effect on our business, operating results, financial condition and cash flow.

We may not be able to properly respond to market trends in the industries in which we operate, including the ongoing convergence of the telecom, data and media industries, which may harm our market position relative to our competitors.

We are affected by market conditions and trends within the industries in which we operate, including the convergence of the telecom, data and media industries. Convergence is largely driven by technological development related to IP-based communications. This has changed the competitive landscape and affects our objective-setting, risk assessment and strategies. Competitors new to our business may enter this new business context and negatively impact our market share in selected areas. If we fail to understand the market development, or fail to acquire the necessary competencies to develop and sell products, services and solutions that are competitive in this changing business environment, our business, operating results and financial condition will suffer.

Our business depends upon the continued growth of mobile communications and the acceptance of new services. If growth slows or new services do not succeed, operators’ investment in networks may slow or stop, harming our business.

A substantial portion of our business depends on the continued growth of mobile communications in terms of both the number of subscriptions and usage per subscriber, which in turn drives the continued deployment and expansion of network systems by our customers. If operators fail to increase the number of subscribers and/or stimulate increased usage, our business and operating results could be materially adversely affected. Also, if operators fail to monetize new services, fail to introduce new business models or experience a decline in operator revenues or profitability, their willingness to further invest in their network systems may decrease which will reduce their demand for our products and services and have an adverse effect on our business, operating results and financial condition.

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

The markets in which we operate are highly competitive in terms of price, functionality, service quality, customization, timing of development, and the introduction of new products and services. We face intense competition from significant competitors, many of which are very large, with substantial technological and financial resources and established relationships with operators. Further, certain competitors, Chinese companies in particular, have become relatively stronger in recent years. We may also encounter increased competition from new market entrants, alternative technologies or due to evolving industry standards. In particular, we may face competition from large IT companies entering the telecommunications market who benefit from economies of scale due to being active in several industries. We cannot assure that we will be able to compete successfully with these companies. Our competitors may implement new technologies before we do, offer more attractively priced or enhanced products, services or solutions, or they may offer other incentives that we do not provide. Some of our competitors may also have greater resources in certain business segments or geographic markets than we do. Increased competition could result in reduced profit margins, loss of market share, increased research and development costs as well as increased sales and marketing expenses. Traffic development on cellular networks could be affected if more traffic is offloaded to Wi-Fi networks. Further, alternative services provided over-the-top have profound effects on operator voice/ SMS revenues with possible reduced capital expenses consequences.

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

We derive most of our business from large, multi-year agreements with a limited number of significant customers. Many of these agreements are opened up on a yearly basis to renegotiate the price for our products and services and do not contain committed purchase volumes. Although no single customer represents more than 8% of our sales in 2013, our ten largest customers accounted for 44% of our sales in 2013. A loss of or a reduced role with a key customer could have a significant adverse impact on sales, profit and market share for an extended period.

In recent years, network operators have undergone significant consolidation, resulting in fewer operators with activities in several countries. This trend is expected to continue, and intra-country consolidation is likely to accelerate as a result of competitive pressure. A market with fewer and larger operators will increase our reliance on key customers and may negatively impact our bargaining position and profit margins. Moreover, if the combined companies operate in the same geographic market, networks may be shared and less network equipment and fewer associated services may be required. Network investments could be delayed by the consolidation process, which may include, among others, actions relating to merger or acquisition agreements, securing necessary regulatory approvals, or integration of businesses. Network operators have started to

Ericsson Annual Report on Form 20-F 2013

share parts of their network infrastructure through cooperation agreements rather than legal consolidations, which may adversely affect demand for network equipment. Accordingly, operator consolidation may have a material adverse effect on our business, operating results and financial condition.

Certain long-term agreements with customers still include commitments to future price reductions, requiring us to constantly manage and control our cost base.

Long-term agreements with our customers are typically awarded on a competitive bidding basis. In some cases, such agreements also include a commitment to future price reductions. In order to maintain our gross margin with such price reductions, we continuously strive to reduce the costs of our products through design improvements, negotiation of better purchase prices from our suppliers, allocation of more production to low-cost countries and increased productivity in our own production. However, there can be no assurance that our actions to reduce costs will be sufficient or quick enough to maintain our gross margin in such contracts, which may have a material adverse effect on our business, operating results and financial condition.

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

Rapid technological and market changes in our industry require us to make significant investments in technological innovation. We invest significantly in new technology, products and solutions. In order for us to be successful, those technologies, products and solutions must be accepted by relevant standardization bodies and by the industry as a whole. The failure of our research and development efforts to be technically or commercially successful could have adverse effects on our business, operating results and financial condition. If we invest in the development of technologies, products and solutions that do not function as expected, are not adopted by the industry, are not ready in time, or are not successful in the marketplace, our sales and earnings may materially suffer. Additionally, it is common for research and development projects to encounter delays due to unforeseen problems. Delays in production may increase the cost of research and development efforts and put us at a disadvantage against our competition. This could have a material adverse effect upon our business, operating results and financial condition.

We engage in acquisitions and divestments which may be disruptive and require us to incur significant expenses.

In addition to in-house innovation efforts, we make strategic acquisitions in order to obtain various benefits such as reduced time-to-market, access to technology and competence, increased scale or to broaden our product portfolio or customer base. Future acquisitions could result in the incurrence of contingent liabilities and an increase in amortization expenses related to goodwill and other intangible assets, which could have a material adverse effect upon our business, operating results, financial condition and liquidity. Risks we could face with respect to acquisitions include:

•	Difficulties in the integration of the operations, technologies, products and personnel of the acquired company

•	Risks of entering markets in which we have no or limited prior experience

•	Potential loss of employees

•	Diversion of management’s attention away from other business concerns

•	Expenses of any undisclosed or potential legal liabilities of the acquired company.

From time to time we also divest parts of our business to optimize our product portfolio or operations. Any decision to dispose of or otherwise exit businesses may result in the recording of special charges, such as workforce reduction costs and industry- and technology-related write-offs. We cannot assure that we will be successful in consummating future acquisitions or divestments on favorable terms or at all. The risks associated with such acquisitions and divestments could have a material adverse effect upon our business, operating results, financial condition and liquidity.

We are in, and may enter into new, JV arrangements and have, and may have new, partnerships which may not be successful and expose us to future costs.

Our JV and partnering arrangements may fail to perform as expected for various reasons, including an incorrect assessment of our needs, our inability to take action without the approval of our partners or the capabilities or financial stability of our strategic partners. Our ability to work with these partners or develop new products and solutions may become constrained, which could harm our competitive position in the market.

Additionally, our share of any losses from or commitments to contribute additional capital to such partnerships may adversely affect our business, operating results, financial condition and cash flow.

We rely on a limited number of suppliers of components, production capacity and R&D and IT services, which exposes us to supply disruptions and cost increases.

Our ability to deliver according to market demands and contractual commitments depends significantly on obtaining a timely and adequate supply of materials, components, production capacity and other vital services on competitive terms. Although we strive to avoid single-source supplier solutions, this is not always possible. Accordingly, there is a risk that we will be unable to obtain key supplies we need to produce our products and provide our services on commercially reasonable terms, or at all. Failure by any of our suppliers could interrupt our product or services supply or operations and significantly limit sales or increase our costs. To find an alternative supplier or redesign products to replace components may take significant time which could cause significant delays or interruptions in the delivery of our products and services. We have from time to time experienced interruptions of supply and we may experience such interruptions in the future.

Ericsson Annual Report on Form 20-F 2013

Furthermore, our procurement of supplies requires us to predict future customer demands. If we fail to anticipate customer demand properly, an over or under supply of components and production capacity could occur. In many cases, some of our competitors utilize the same manufacturers and if they have purchased capacity ahead of us we could be blocked from acquiring the needed products. This factor could limit our ability to supply our customers or could increase costs. At the same time, we commit to certain capacity levels or component quantities, which, if unused, will result in charges for unused capacity or scrapping costs. We are also exposed to financial counterpart risks to suppliers when we pay in advance for supplies. Such supply disruptions and cost increases may negatively affect our business, operating results and financial condition.

Product or service quality issues could lead to reduced revenue and gross margins and declining sales to existing and new customers.

Sales contracts normally include warranty undertakings for faulty products and often include provisions regarding penalties and/ or termination rights in the event of a failure to deliver ordered products or services on time or with required quality. Although we undertake a number of quality assurance measures to reduce such risks, product quality or service performance issues may negatively affect our reputation, operating results and financial condition. If significant warranty obligations arise due to reliability or quality issues, our operating results and financial position could be negatively impacted by costs associated with fixing software or hardware defects, high service and warranty expenses, high inventory obsolescence expense, delays in collecting accounts receivable or declining sales to existing and new customers.

Due to having a significant portion of our costs in SEK and revenues in other currencies, our business is exposed to foreign exchange fluctuations that could negatively impact our revenues and operating results.

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

As market prices are predominantly established in USD or EUR, we presently have a net revenue exposure in foreign currencies which means that a stronger SEK exchange rate would generally have a negative effect on our reported results. Our attempts to reduce the effects of exchange rate fluctuations through a variety of hedging activities may not be sufficient or successful, resulting in an adverse impact on our results and financial condition.

Our ability to benefit from intellectual property rights (IPR) which are critical to our business may be limited by changes in regulation limiting patents, inability to prevent infringement, the loss of licenses from third parties, infringement claims brought against us by competitors and others and changes in the area of open standards, especially in light of recent attention on licensing of open standard patents.

Although we have a large number of patents, there can be no assurance that they will not be challenged, invalidated, or circumvented, or that any rights granted in relation to our patents will in fact provide us with competitive advantages.

We utilize a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements in addition to relying on patent, copyright and trademark laws to protect our intellectual property rights. However, these measures may not be adequate to prevent or deter infringement or other misappropriation. In addition, we rely on many software patents, and limitations on the patentability of software may materially affect our business.

Moreover, we may not be able to detect unauthorized use or take appropriate and timely steps to establish and enforce our proprietary rights. In fact, existing legal systems of some countries in which we conduct business offer only limited protection of intellectual property rights, if at all. Our solutions may also require us to license technologies from third parties. It may be necessary in the future to seek or renew licenses and there can be no assurance that they would be available on acceptable terms, or at all. Moreover, the inclusion in our products of software or other intellectual property licensed from third parties on a non-exclusive basis could limit our ability to protect proprietary rights in our products.

Many key aspects of telecommunications and data network technology are governed by industry-wide standards usable by all market participants. As the number of market entrants and the complexity of technology increases, the possibility of functional overlap and inadvertent infringement of intellectual property rights also increases. Third parties have asserted, and may assert in the future, claims, directly against us or against our customers, alleging infringement of their intellectual property rights. Defending such claims may be expensive, time-consuming and divert the efforts of our management and/or technical personnel. As a result of litigation, we could be required to pay damages and other compensation directly or to indemnify our customers for such damages and other compensation, develop non-infringing products/technology or enter into royalty or licensing agreements. However, we cannot be certain that such licenses will be available to us on commercially reasonable terms or at all, and such judgments could have a materially adverse effect on our business, reputation, operating results and financial condition.

Recent attention on licensing of patents necessary to conduct an open standard (e.g. 2G, 3G and 4G technology), investigations held by antitrust authorities and legislative change could potentially affect Ericsson’s ability to benefit from its patent portfolio in the area of such open standards, which could have a material adverse effect on our business, reputation, operating results and financial condition. Ericsson holds a leading patent portfolio in open standards and possible changes regarding such a portfolio may materially affect our business.

We are involved in lawsuits and investigations which, if determined against us, could require us to pay substantial damages, fines and/or penalties.

In the normal course of our business we are involved in legal proceedings. These lawsuits include such matters as commercial

Ericsson Annual Report on Form 20-F 2013

disputes, claims regarding intellectual property, antitrust, tax and labour disputes. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on our business, operating results, financial condition and reputation.

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

Our operations are complex and several critical operations are centralized in a single location. Any disruption of our operations, whether due to natural or man-made events, may be highly damaging to the operation of our business.

Our business operations rely on complex operations and communications networks, which are vulnerable to damage or disturbance from a variety of sources. Having outsourced a significant portion of our IT operations, we depend partly on security and reliability measures of external companies. Regardless of protection measures, our systems and communications networks are susceptible to disruption due to failure, vandalism, computer viruses, security breaches, natural disasters, power outages and other events. We also have a concentration of operations on certain sites, including R&D, production, network operation centers, and logistic centers and shared services centers, where business interruptions could cause material damage and costs. The delivery of goods from suppliers, and to customers, could also be hampered for the reasons stated above. Interruptions to our systems and communications may have an adverse effect on our operations and financial condition.

Cyber security incidents affecting our business may have a material adverse effect on our business, financial condition, reputation and brand.

Ericsson’s business operations involve areas that are particularly vulnerable to cyber security incidents such as data breaches, intrusions, espionage, know-how and data privacy infringements, leakage and general malfeasance. Examples of these areas include, among others, research and development, managed services, usage of cloud solutions, software development, lawful interception and product engineering. Any cyber security incident including unintended use, involving our operations, product development, services, our third party providers or installed product base, could cause severe harm to Ericsson and could have a material adverse effect on our business, financial condition, reputation and brand.

Ericsson relies heavily on third parties to whom we have outsourced significant aspects of our IT infrastructure, product development and engineering services. While we have taken precautions relating to the selection, integration and ongoing management of these third parties, any event or attack that is caused as a result of vulnerabilities in their operations or products supplied to us could have a material adverse effect upon Ericsson, our business, financial condition, reputation and brand, potentially slowing operations, leaking valuable intellectual property or damaging our products which have been installed in our customers’ networks.

We must continue to attract and retain highly qualified employees to remain competitive.

We believe that our future success largely depends on our continued ability to hire, develop, motivate and retain engineers and other qualified personnel needed to develop successful new products, support our existing product range and provide services to our customers.

Competition for skilled personnel and highly qualified managers in the telecommunications industry remains intense. We are continuously developing our corporate culture, remuneration, promotion and benefits policies as well as other measures aimed at empowering our employees and reducing employee turnover. However, there are no guarantees that we will be successful in attracting and retaining employees with appropriate skills in the future, and failure in retention and recruiting could have a material adverse effect on our business and brand.

If our customers’ financial conditions decline, we will be exposed to increased credit and commercial risks.

After completing sales to customers, we may encounter difficulty collecting accounts receivables and could be exposed to risks associated with uncollectable accounts receivable. We regularly assess the credit worthiness of our customers and based on that we determine a credit limit for each one of them. Challenging economic conditions have impacted some of our customers’ ability to pay their accounts receivables. Although our credit losses have historically been low and we have policies and procedures for managing customer finance credit risk we may be unable to avoid future losses on our trade receivables. We have also experienced demands for customer financing, and in adverse financial markets or more competitive environments, those demands may increase. Upon the financial failure of a customer, we may experience losses on credit extended and loans made to such customer, losses relating to our commercial risk exposure, and the loss of the customer’s ongoing business. If customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our operating results and financial condition.

We rely on various capital sources for short-term and long-term capital for the funding of our business. Should such capital become unavailable or available in insufficient amounts or unreasonable terms, our business, financial condition and cashflow may materially suffer.

If we do not generate sufficient amounts of capital to support our operations, service our debt and continue our research and development and customer finance programs, or if we cannot raise sufficient amounts of capital at the required times and on the set terms, our business is likely to be adversely affected. Access to funding may decrease or become more expensive as a result of our operational and financial condition, market conditions, including financial conditions in the Eurozone, or due to deterioration in our credit rating. There can be no assurance that additional sources of funds that we may need from time to time, will be available or available on reasonable terms. If we cannot access capital on a commercially viable basis, our business, financial condition and cashflow could materially suffer.

Ericsson Annual Report on Form 20-F 2013

Impairment of goodwill may negatively impact financial condition.

An impairment of goodwill or other intangible assets could adversely affect our financial condition or results of operations. We have a significant amount of goodwill and intangible assets; for example, patents, customer relations, trademarks and software. Goodwill is the only intangible asset the company has recognized to have indefinite useful life.

Other intangible assets are mainly amortized on a straight-line basis over their estimated useful lives, but for no more than ten years, and are reviewed for impairment whenever events such as product discontinuances, product dispositions or other changes in circumstances indicate that the carrying amount may not be wholly recoverable. Those not yet in use are tested for impairment annually.

Historically, we have recognized impairment charges related to intangible assets mainly due to restructuring. Additional impairment charges may be incurred in the future that could be significant due to various reasons, including restructuring actions or adverse market conditions that are either specific to us or the broader telecommunications industry or more general in nature and that could have an adverse effect on our operating results and financial condition.

Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges. Estimates require management judgment as well as the definition of cash-generating units for impairment testing purposes. Other judgments might result in significantly different results and may differ from the actual financial condition in the future.

REGULATORY, COMPLIANCE AND CORPORATE GOVERNANCE RISKS

Our business may suffer as a result of changes in laws or regulations which could subject us to liability, increase costs, or reduce product demand.

Telecommunications is an industry which is subject to regulations. Changes to these regulations may adversely affect both our customers’ and our own operations. For example, regulations imposing more stringent, time-consuming or costly planning and zoning requirements or building approvals for radio base stations and other network infrastructure could adversely affect the timing and costs of network construction or expansion, and ultimately the commercial launch and success of these networks. Similarly, tariff and roaming regulations or rules on network neutrality could also affect operators’ ability or willingness to invest in network infrastructure, which in turn could affect the sales of our systems and services. Additionally, delay in radio frequency spectrum allocation, and allocation between different types of usage may adversely affect operator spending or force us to develop new products to be able to compete.

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

Ericsson may fail or be unable to comply with laws or regulations and could experience adverse rulings in enforcement or other proceedings, which could have a material adverse impact on our business, financial condition and brand.

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

Our extensive operations are subject to numerous additional risks, including civil disturbances, economic and political instability, the imposition of exchange controls, economies which are subject to significant fluctuations, nationalization of private assets or other governmental actions affecting the flow of goods and currency, and difficulty of enforcing agreements and collecting receivables through local legal systems. Further, in certain markets in which we operate, there is a risk of protectionist governmental measures implemented to assist domestic market participants at the expense of foreign competitors. The implementation of such measures could adversely affect our sales or our ability to purchase critical components.

We must always comply with relevant export control regulations and sanctions or other trade embargoes in force, not only at the time of sale but also at the time of delivery. The political situation in parts of the world, particularly in the Middle East, remains uncertain and the level of sanctions are still high. A universal element of these sanctions is the financial restrictions with respect to individuals and/or legal entities, but sanctions can also restrict certain exports and ultimately lead to a complete trade embargo towards a country. In particular, the sanctions towards Iran are still significant in scope, although in part temporarily and conditionally recently relieved. The EU exemption for certain standard telecom equipment is still maintained. Even so, there is a risk in many of these countries of unexpected changes in regulatory requirements, tariffs and other trade barriers, price or exchange controls, or other governmental policies which could limit our operations and decrease our profitability. Further export control regulations, sanctions or other forms of trade restrictions imposed on countries in which we are active may result in a reduction of commitment in those countries. The need to terminate activities as a result of further trade restrictions may also expose us to customer claims and other actions. Although we seek to comply with all such regulations, there can be no assurance that we are, or will be in the future, compliant with all relevant regulations and such violations, even unintentional violations, could have material adverse effects on our business, operating results, reputation and brand.

There has been a growing concern reported by media and others, that certain countries may use features of their telecommunications systems in violation of human rights. This may adversely affect the telecommunications business and may have a negative impact on our reputation and brand.

As a result of the credit crisis in Europe, concerns persist regarding the debt burden of certain Eurozone countries and their

Ericsson Annual Report on Form 20-F 2013

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

We may fail to comply with our corporate governance standards which could negatively affect our business, operating results, financial condition, reputation and our brand.

We are subject to corporate governance laws and regulations and are also committed to several corporate responsibility and sustainability initiatives. In some of the countries where we operate, corruption risks are high. In addition, there is higher focus on anticorruption, with changed legislation in many countries. To ensure that our operations are executed in accordance with applicable requirements, our management system includes a Code of Business Ethics, a Code of Conduct and a Sustainability Policy, as well as other policies and directives to govern our processes and operations. Our commitment to apply the UN Global Compact principles, the UN Guiding Principles for Business and Human Rights and principles of the Partnering Against Corruption Initiative to our operation cannot fully prevent unintended or unlawful use of our technology by non-democratic regimes, corruption or violations of our Code of Conduct in the supply chain. While we attempt to monitor and audit internal compliance with the policies and directives as well as our suppliers’ adherence to our Code of Conduct and strive for continuous improvements, we cannot provide any assurances that violations will not occur which could have material adverse effects on our business, operating results, reputation and brand.

Failure to comply with environmental, health and safety regulations in many jurisdictions may expose us to significant penalties and other sanctions.

We are subject to certain environmental, health and safety laws and regulations that affect our operations, facilities and products in each of the jurisdictions in which we operate. While we believe that we are in compliance with all material laws and regulations related to the environment, health, and safety, we can provide no assurance that we have been, are, or will in the future be compliant with these regulations. If we have failed or fail to comply with these regulations, we could be subject to significant penalties and other sanctions that could have a material adverse effect on our business, operating results, financial condition, reputation and brand. Additionally, there is a risk that we may have to incur expenditures to cover environmental and health liabilities to maintain compliance with current or future laws and regulations or to undertake any necessary remediation. It is difficult to reasonably estimate the future impact of environmental matters, such as climate change and weather events, including potential liabilities. This is due to several factors, particularly the length of time often involved in resolving such matters. Adverse future events, regulations, or judgments could have a material adverse effect on our business, operating results, financial condition, reputation and brand.

Potential health risks related to electromagnetic fields may subject us to various product liability claims and result in regulatory changes.

The mobile telecommunications industry is subject to claims that mobile handsets and other devices that generate electromagnetic fields expose users to health risks. At present, a substantial number of scientific studies conducted by various independent research bodies have indicated that electromagnetic fields, at levels within the limits prescribed by public health authority safety standards and recommendations, cause no adverse effects to human health. However, any perceived risk or new scientific findings of adverse health effects from mobile communication devices and equipment could adversely affect us through a reduction in sales or through liability claims. Although Ericsson’s products are designed to comply with all current safety standards and recommendations regarding applicable electromagnetic fields, we cannot guarantee that we will not become the subject of product liability claims or be held liable for such claims or be required to comply with future regulatory changes that may have an adverse effect on our business, operating results, financial condition, reputation and brand.

Regulations related to “conflict minerals” may cause us to incur additional expenses, and may make our supply chain more complex.

In 2012, the US Securities and Exchange Commission ( the “SEC”) adopted a new rule requiring disclosures beginning in 2014 of specified minerals (“conflict minerals”) that are necessary to the functionality or production of products manufactured or contracted to be manufactured by companies registered with the SEC, whether or not these products or their components are manufactured by third parties. While we believe that we will be able to fulfill these requirements without materially affecting our costs or access to materials we can provide no assurance that there will not be material costs associated with complying with the disclosure requirements.

While we work and strive to be able to sufficiently verify the origins of these minerals, our supply chain is complex, and we may not be able to sufficiently verify the origins of the relevant minerals used in our products through the due diligence procedures that we implement, which may harm our reputation. In addition we may encounter challenges if customers require that all of the components of our products be certified as conflict-free. These new disclosure requirements may negatively affect our business, operating results, financial condition, reputation and brand.

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

Ericsson Annual Report on Form 20-F 2013

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

Because our shares are quoted in SEK on NASDAQ OMX Stockholm (our primary stock exchange), but in USD on NASDAQ New York (ADSs), fluctuations in exchange rates between SEK and USD may affect the value of our shareholders’ investments. In addition, because we pay cash dividends in SEK, fluctuations in exchange rates may affect the value of distributions when converted into other currencies. An increasing part of the trade in our shares is carried out on alternative exchanges or markets, which may lead to less accurate share price information on NASDAQ OMX Stockholm or NASDAQ New York.

Ericsson Annual Report on Form 20-F 2013

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events and expected operational and financial performance. The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “predict,” “aim,” “ambition,” “target,” “might,” or, in each case, their negative, and similar words are intended to help identify forward-looking statements.

Forward-looking statements may be found throughout this document, and include statements regarding:

•	Our goals, strategies and operational or financial performance expectations

•	Development of corporate governance standards, stock market regulations and related legislation

•	The future characteristics of the markets in which we operate

•	Projections and other characterizations of future events

•	Our liquidity, capital resources, capital expenditures, our credit ratings and the development in the capital markets, affecting our industry or us

•	The expected demand for our existing as well as new products and services

•	The expected operational or financial performance of joint ventures and other strategic cooperation activities

•	The time until acquired entities will be accretive to income

•	Technology and industry trends including regulatory and standardization environment, competition and our customer structure

•	Our plans for new products and services including research and development expenditures.

Although we believe that the expectations reflected in these and other forward-looking statements are reasonable, we cannot assure you that these expectations will materialize. Because forward-looking statements are based on assumptions, judgments and estimates, and are subject to risks and uncertainties, actual results could differ materially from those described or implied herein.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to:

•	Challenging global economic conditions may adversely impact the demand and pricing for our products and services as well as limit our ability to grow.

•

The telecommunications industry fluctuates and is affected by many factors, including the economic environment, and decisions made by operators and other customers regarding their deployment of technology and their timing of purchases.

•	Sales volumes and gross margin levels are affected by the variation and short order time of our products and services.

•

We may not be able to properly respond to market trends in the industries in which we operate, including the ongoing convergence of the telecom, data and media industries, which may harm our market position relative to our competitors.

•

Our business depends upon the continued growth of mobile communications and the acceptance of new services. If growth slows or new services do not succeed, operators’ investment in networks may slow or stop, harming our business.

•

We face intense competition from our existing competitors as well as new entrants, including IT companies entering the telecommunications market, and this could materially adversely affect our results.

•	Vendor consolidation may lead to stronger competitors who are able to benefit from integration, scale and greater resources.

•	A significant portion of our revenue is currently generated from a limited number of key customers, and operator consolidation may increase our dependence on key customers.

•	Certain long-term agreements with customers still include commitments to future price reductions, requiring us to constantly manage and control our cost base.

•	Growth of our managed services business is difficult to predict, and requires taking significant contractual risks.

•	We depend upon the development of new products and enhancements to our existing products, and the success of our substantial research and development investments is uncertain.

•	We engage in acquisitions and divestments which may be disruptive and require us to incur significant expenses.

•	We are in, and may enter into new JV arrangements and have, and may have new, partnerships which may not be successful and expose us to future costs.

•	We rely on a limited number of suppliers of components, production capacity and R&D and IT services, which exposes us to supply disruptions and cost increases.

•	Product or service quality issues could lead to reduced revenue and gross margins and declining sales to existing and new customers.

•

Due to having a significant portion of our costs in SEK and revenues in other currencies, our business is exposed to foreign exchange fluctuations that could negatively impact our revenues and operating results.

•

Our ability to benefit from intellectual property rights (IPR) which are critical to our business may be limited by changes in regulation limiting patents, inability to prevent infringement, the loss of licenses from third parties, infringement claims brought against us by competitors and others and changes in the area of open standards, especially in light of recent attention on licensing of open standard patents.

•	We are involved in lawsuits and investigations which, if determined against us, could require us to pay substantial damages, fines and/or penalties.

•

Our operations are complex and several critical operations are centralized in a single location. Any disruption of our operations, whether due to natural or man-made events, may be highly damaging to the operation of our business.

Ericsson Annual Report on Form 20-F 2013

•	Cyber security incidents affecting our business may have a material adverse effect on our business, financial condition, reputation and brand.

•	We must continue to attract and retain highly qualified employees to remain competitive.

•	If our customers’ financial conditions decline, we will be exposed to increased credit and commercial risks.

•

We rely on various capital sources for short-term and long-term capital for the funding of our business. Should such capital become unavailable or available in insufficient amounts or unreasonable terms, our business, financial condition and cashflow may materially suffer.

•	Impairment of goodwill may negatively impact financial condition.

•	Our business may suffer as a result of changes in laws or regulations which could subject us to liability, increase costs, or reduce product demand.

•	Our substantial international operations are subject to uncertainties which could affect our operating results.

•	We may fail to comply with our corporate governance standards which could negatively affect our business, operating results, financial condition, reputation and our brand.

•	Failure to comply with environmental, health and safety regulations in many jurisdictions may expose us to significant penalties and other sanctions.

•	Potential health risks related to electromagnetic fields may subject us to various product liability claims and result in regulatory changes.

•	Regulations related to “conflict minerals” may cause us to incur additional expenses, and may make our supply chain more complex

•	Our share price has been and may continue to be volatile, especially as technology companies, securities and markets as a whole remain volatile.

•	Currency fluctuations may adversely affect share value or value of dividends.

Certain of these risks and uncertainties are described further in “Risk factors.” We undertake no obligation to publicly update or revise any forward-looking statements included in this Annual Report, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

Ericsson Annual Report on Form 20-F 2013

CORPORATE GOVERNANCE REPORT 2013

Corporate governance describes how rights and responsibilities are distributed among corporate bodies according to applicable laws, rules and internal processes. Corporate governance also defines the decision-making systems and structure through which owners directly or indirectly control a company.

“Building trust, both within an organization and in relation to external stakeholders, is a key factor for successful business operations. Good corporate governance forms the basis for building a robust corporate culture throughout a global organization. Ericsson’s corporate governance work focuses both on establishing efficient and reliable controls and procedures and on establishing a global business culture where business is conducted with integrity, applying Ericsson’s core values: professionalism, respect and perseverence.

One of the Board of Directors’ tasks is to support Group management and to exercise critical review of its work. As Chairman of the Board, I therefore work to enable an open and meaningful dialogue between the Board and the Group management. I believe that this dialogue is crucial to allow the Board to adequately set Ericsson’s strategy and to add value to and exercise due control of Ericsson’s business operations.

I am confident that the continuous corporate governance focus within Ericsson builds trust, which in turn generates shareholder value.”

Leif Johansson

Chairman of the Board of Directors

This Corporate Governance Report is rendered as a separate report added to the Annual Report in accordance with the Annual Accounts Act ((SFS 1995:1554) Chapter 6, Sections 6 and 8) and the Swedish Corporate Governance Code.

The report has been reviewed by Ericsson’s auditor in accordance with the Annual Accounts Act. A report from the auditor is appended hereto.

Ericsson Annual Report on Form 20-F 2013

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

Internal rules

In addition, to ensure compliance with legal and regulatory requirements and the high standards that we set for ourselves, Ericsson has adopted internal rules that include:

•	A Code of Business Ethics

•	Group Steering Documents, including Group policies and directives, instructions and business processes for approval, control and risk management

•	A Code of Conduct, to be applied in product development, production, supply and support of Ericsson products and services worldwide.

The articles of association and the work procedure for the Board of Directors also include internal corporate governance rules.

Compliance with the Swedish Corporate Governance Code

Ericsson is committed to complying with best-practice corporate governance on a global level wherever possible. This includes continued compliance with the Code. Ericsson does not report any deviations from the rules of the Code in 2013. The Code is published on the website of the Swedish Corporate Governance Board which administrates the Code: www.corporategovernanceboard.se.

Compliance with applicable stock exchange rules

In 2013, there has been no infringement of applicable stock exchange rules and no breach of good practice on the securities market reported by the stock exchange’s disciplinary committee or the Swedish Securities Council.

Code of Business Ethics

Ericsson’s Code of Business Ethics summarizes the Group’s basic policies and directives and contains rules to ensure that business is conducted with a strong sense of integrity. This is critical to maintain trust and credibility with Ericsson’s customers, partners, employees, shareholders and other stakeholders.

The Code of Business Ethics has been translated into 30 languages. This ensures that it is accessible to everyone working for Ericsson. During recruitment, employees acknowledge that they are aware of the principles of the Code of Business Ethics. This procedure is repeated during the term of employment. Through this process, Ericsson strives to raise awareness throughout its global operations.

Everyone working for Ericsson has an individual responsibility to ensure that business practices adhere to the Code of Business Ethics.

GOVERNANCE STRUCTURE

Shareholders may exercise their decision-making rights in the Company at General Meetings of shareholders.

A Nomination Committee is appointed each year by the major shareholders in accordance with the Instruction for the Nomination Commit-tee adopted by the Annual General Meeting of shareholders. The tasks of the Nomination Committee include the proposal of an external auditor and Board members for election by the Annual General Meeting of shareholders and proposals of Board member and auditor remuneration.

In addition to the Board members elected by shareholders, the Board of Directors consists of employee representatives and their deputies, which the unions have the right to appoint under Swedish law. The Board of Directors is ultimately responsible for the strategy and the organization of Ericsson and the management of its operations.

The President and CEO, appointed by the Board of Directors, is responsible for handling the day-to-day management of Ericsson in accordance with instructions from the Board. The President and CEO is supported by the Executive Leadership Team (ELT).

The external auditor of Ericsson is elected by the General Meeting of shareholders.

SHAREHOLDERS

Ownership structure

As of December 31, 2013, Telefonaktiebolaget LM Ericsson (the “Parent Company”) had 516,922 registered shareholders, of which 503,668 were resident or located in Sweden (according to the share register kept by Euroclear Sweden AB). Swedish institutions held almost 57% of the votes. The largest shareholders as of December 31, 2013 were Investor AB, with 21.50% of the votes, and AB Industrivärden, with 19.96% of the votes

Ericsson Annual Report on Form 20-F 2013

(together with Svenska Handelsbankens Pensionsstiftelse and Pensionskassan SHB Försäkringsförening).

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

The Parent Company may also issue Class C shares, which shares are used to create treasury stock to finance and hedge long-term variable remuneration programs resolved by the General Meeting of shareholders. Class C shares are converted into Class B shares before they are used for long-term variable remuneration programs.

In the United States, the Ericsson Class B share is listed on NASDAQ New York in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR). Each ADS represents one Class B share.

The members of the Board of Directors and the Executive Leadership Team have the same voting rights on shares as other shareholders holding the same class of shares.

GENERAL MEETINGS OF SHAREHOLDERS

Decision-making at General Meetings

The decision-making rights of Ericsson’s shareholders are exercised at General Meetings of shareholders. Most resolutions at General Meetings are passed by a simple majority. However, the Swedish Companies Act requires qualified majorities in certain cases, for example in case of:

•	Amendment of the Articles of Association

•	Resolution to transfer treasury stock to employees participating in long-term variable remuneration programs.

The Annual General Meeting of shareholders

The Annual General Meeting of shareholders (AGM) is held in Stockholm. The date and venue for the meeting is announced on the Ericsson website no later than at the time of release of the third-quarter interim financial report.

Shareholders who cannot participate in person may be represented by proxy. Only shareholders registered in the share register have voting rights. Nominee-registered shareholders who wish to vote must request to be entered into the share register by the record date for the AGM.

The AGM is held in Swedish and is simultaneously interpreted into English. All documentation provided by the Company is available in both Swedish and English.

The AGM gives shareholders the opportunity to raise questions relating to the operations of the Group. Normally, the majority of the members of the Board of Directors and the Executive Leadership Team is present to answer such questions. Shareholders and other interested parties may also correspond in writing with the Company at any time.

The external auditor is always present at the AGM.

Ericsson’s Annual General Meeting 2013

Including shareholders represented by proxy, 2,885 shareholders were represented at the AGM held on April 9, 2013, making up approximately 69% of the votes.

The meeting was also attended by members of the Board of Directors, members of the Executive Leadership Team (ELT) and the external auditor.

Decisions of the AGM 2013 included:

•	Payment of a dividend of SEK 2.75 per share

•	Re-election of Leif Johansson as Chairman of the Board of Directors

•	Re-election of members of the Board of Directors: Roxanne S. Austin, Sir Peter L. Bonfield, Börje Ekholm, Alexander Izosimov, Ulf J. Johansson, Sverker Martin-Löf, Hans Vestberg and Jacob Wallenberg

•	Election of Nora Denzel, Kristin Skogen Lund and Pär Östberg as new members of the Board of Directors

•	Board of Directors’ fees:

•	Chairman: SEK 3,850,000 (previously SEK 3,750,000)

•	Other non-employee Board members: SEK 900,000 each (previously SEK 875,000)

•	Chairman of the Audit Committee: SEK 350,000 (unchanged)

Ericsson Annual Report on Form 20-F 2013

•	Other non-employee members of the Audit Committee: SEK 250,000 each (unchanged)

•	Chairmen of the Finance and Remuneration Committees: SEK 200,000 each (unchanged)

•	Other non-employee members of the Finance and Remuneration Committees: SEK 175,000 each (unchanged)

•	Approval for part of the Directors’ fees to be paid in the form of synthetic shares

•	Approval of Guidelines for remuneration to Group Management

•	Implementation of a Long-Term Variable Remuneration Program 2013.

The minutes from the AGM 2013 are available on Ericsson’s website.

CONTACT THE BOARD OF DIRECTORS

Telefonaktiebolaget LM Ericsson

The Board of Directors Secretariat

SE-164 83 Stockholm

Sweden

boardsecretariat@ericsson.com

CONTACT THE NOMINATION COMMITTEE

Telefonaktiebolaget LM Ericsson

The Nomination Committee

c/o General Counsel’s Office

SE-164 83 Stockholm

Sweden

nomination.committee@ericsson.com

ANNUAL GENERAL MEETING 2014

Ericsson’s AGM 2014 will take place on April 11, 2014 at Stockholm Waterfront Congress Centre in Stockholm. Further information is available on Ericsson’s website.

PROPOSALS TO THE NOMINATION COMMITTEE

Shareholders may submit proposals to the Nomination Committee at any time, but should do so in due time before the AGM to ensure that the proposals can be considered by the Committee. Further information is available on Ericsson’s website.

NOMINATION COMMITTEE

The Annual General Meeting of shareholders has adopted an Instruction for the Nomination Committee that includes the tasks of the Nomination Committee and the procedure for appointing its members. The instruction applies until the General Meeting of shareholders resolve otherwise. Under the instruction, the Nomination Committee shall consist of:

•	Representatives of the four largest shareholders by voting power by the end of the month in which the AGM was held, and

•	The Chairman of the Board of Directors.

The Committee may also include additional members following a request by a shareholder. The request must be justified by changes in the shareholder’s ownership of shares and be received by the Nomination Committee no later than December 31. No fees are paid to the members of the Nomination Committee.

Members of the Nomination Committee

The current Nomination Committee consists of the Chairman of the Board of Directors, Leif Johansson, and of representatives appointed by the four shareholders with the largest voting power as of April 30, 2013. The current Nomination Committee members are:

•	Carl-Olof By (AB Industrivärden, Svenska Handelsbankens Pensionsstiftelse), Chairman of the Nomination Committee

•	Leif Johansson, Chairman of the Board of Directors

•	Petra Hedengran (Investor AB)

•	Johan Held (AFA Försäkring)

•	Marianne Nilsson (Swedbank Robur Fonder).

The tasks of the Nomination Committee

The main task of the Committee is to propose Board members for election by the AGM. The Committee must orient itself on the Company’s strategy and future challenges to be able to assess the competence and experience that is required by the Board. In addition, the Committee must consider independence rules applicable to the Board of Directors and its committees.

The Nomination Committee also makes the following proposals, for resolution by the AGM:

•	Proposal for remuneration to non-employee Directors elected by the AGM and remuneration to the auditor

•	Proposal for election of auditor, whereby candidates are selected in cooperation with the Audit Committee of the Board

•	Proposal for election of Chairman at the AGM.

Work of the Nomination Committee for the AGM 2014

The Nomination Committee started its work by going through a checklist of all its duties according to the Code and the Instruction for the Nomination Committee and by setting a time plan for its work ahead. A good understanding of Ericsson’s business and strategy is important for the members of the Committee. Therefore, the President and CEO was invited to, together with the Chairman of the Board, present their views on the Company’s position and strategy.

The Committee was thoroughly informed of the results of the evaluation of the Board work and procedures, including the performance of the Chairman of the Board. On this basis, the Committee was able to assess the competence and experience required by Board members. In proposing Board members, the Nomination Committee considered, among other things, necessary experience and competence, as well as the value of diversity, renewal and gender balance. The Committee also considered whether the proposed Directors have the capability to devote necessary time and care to the Board work.

In addition, the Committee acquainted itself with the assessments made by the Company and the Audit Committee of the quality and efficiency of external auditor work, and received recommendations on external auditor and audit fees.

As of March 5, 2014 the Nomination Committee has held six meetings.

Ericsson Annual Report on Form 20-F 2013

BOARD OF DIRECTORS

The Board of Directors is ultimately responsible for the organization of Ericsson and the management of Ericsson’s operations. The Board appoints the President and CEO who is responsible for managing the day-to-day operations in accordance with guidelines from the Board. The President and CEO ensures that the Board is updated regularly on issues of importance to Ericsson. This includes updates on business development, results, financial position and liquidity.

Directors serve from the close of one AGM to the close of the next, but can serve any number of consecutive terms.

The President and CEO may be elected a Director of the Board, but, under the Swedish Companies Act, the President of a public company may not be elected Chairman of the Board.

Conflicts of interest

Ericsson maintains rules and regulations regarding conflicts of interest. Directors are disqualified from participating in any decision regarding agreements between themselves and Ericsson. The same applies to agreements between Ericsson and any third party or legal entity in which the Board member has an interest that may be contrary to the interests of Ericsson.

The Audit Committee has implemented a procedure for related-party transactions and a pre-approval process for non-audit services carried out by the external auditor.

Composition of the Board of Directors

The current Board of Directors consists of 12 Directors elected by the shareholders at the AGM 2013 for the period until the close of the AGM 2014. It also consists of three employee representatives, each with a deputy, appointed by the trade unions for the same period of time. The President and CEO, Hans Vestberg, is the only Board member who was also a member of Ericsson’s management during 2013.

Work procedure

Pursuant to the Swedish Companies Act, the Board of Directors has adopted a work procedure that outlines rules for the distribution of tasks between the Board and its Committees as well as between the Board, its Committees and the President and CEO. This complements rules in the Swedish Companies Act and in the Articles of Association of the Company. The work procedure is reviewed, evaluated and adopted by the Board as required and at least once a year.

Independence

The Board of Directors and its Committees are subject to a variety of independence rules under applicable Swedish law, the Code and applicable US securities laws, SEC rules and the NASDAQ Stock Market Rules. However, Ericsson can rely on exemptions from certain US requirements.

The composition of the Board of Directors meets all applicable independence criteria. The Nomination Committee concluded before the AGM 2013 that, for purposes of the Code, at least seven of the nominated Directors were independent of Ericsson, its senior management and its major shareholders. These were Roxanne S. Austin, Sir Peter L. Bonfield, Nora Denzel, Alexander Izosimov, Leif Johansson, Ulf J. Johansson and Kristin Skogen Lund.

Structure of the work of the Board of Directors

The work of the Board follows a yearly cycle. This enables the Board to appropriately address each of its duties and to keep strategy, risk assessment and value creation high on the agenda. In addition to Board meetings, the annual work cycle of the Board includes two Board Strategic Days held in connection with Board meetings. The Board Strategic Days are described below under Training and Board Strategic Days.

As the Board is responsible for financial oversight, financial information is presented and evaluated at each Board meeting. Furthermore, the Chairmen of each Committee, generally report on Committee work at each Board meeting and minutes from Committee meetings are distributed to all Directors prior to the Board meetings.

At every Board meeting, the President and CEO reports on business and market developments as well as on the financial performance of the Group. Strategic issues and risks are also addressed at most Board meetings. The Board is regularly informed of developments in legal and regulatory matters of importance.

The annual work cycle of the Board:

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

Various strategic issues are addressed at most Board meetings and, in accordance with the annual cycle for the strategy process, a main strategy Board meeting is held, in essence dedicated to short- and long-term strategies of the Group. Following the Board’s input on, and approval of, the

Ericsson Annual Report on Form 20-F 2013

overall strategy, the strategy is cascaded throughout the entire organization, starting at the Global Leadership Summit with Ericsson’s top 250 leaders.

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

•	Board Strategic Day

A Board Strategic Day, focusing on deepening Board member knowledge of matters of strategic importance for Ericsson, is held in connection with a Board meeting in the fall.

•	Third interim report meeting

A Board meeting is held to handle the interim financial report for the third quarter of the year. At this meeting, the results of the Board evaluation are presented to and discussed by the Board.

•	Budget and financial outlook meeting

A meeting is held for the Board to address the budget and financial outlook as well as to further analyze internal and external risks.

•	Fourth-quarter and full-year financial results meeting

Following the end of the calendar year, the Board holds a meeting which focuses on the financial results of the entire year and handles the fourth-quarter financial report.

•	Board Strategic Day

A Board Strategic Day, focusing on deepening Board member knowledge of matters of strategic importance for Ericsson, is held in connection with a Board meeting in the spring.

•	Annual Report meeting

The Annual Report meeting closes the yearly cycle of work of the Board of Directors. At this meeting the Board approves the Annual Report.

The Board’s annual work cycle

The annual cycle applied to the Board’s work allows the Board to appropriately address its duties during the year. It also facilitates the organization in aligning its global processes to allow appropriate Board involvement. This is particularly relevant for the Group’s strategy process and risk management.

Training and Board Strategic Days

All new Directors receive comprehensive training tailored to their individual needs. Introductory training typically includes meetings with the heads of the business units and Group functions, as well as training arranged by NASDAQ OMX Stockholm on listing issues and insider rules. In addition, the company arranges training for Board members at regular intervals.

During 2013, Ericsson took steps to further improve the recurring Board training by instituting bi-annual Board Strategic Days. The Board Strategic Days are arranged for Board members in conjunction with the ordinary Board meetings, and normally span one full day in the spring and one full day in the fall. The Board Strategic Days focus on combining strategy issues with making deep dives into issues of importance for the Ericsson Group. The purpose of the Board Strategic Days is to ensure that members of the Board have knowledge and understanding of the business activities of the Group, the business environment and of the Group’s strategic options and challenges. Directors’ knowledge in these fields is crucial to allow well-founded Board resolutions, and to ensure that the Company take due advantage of the different compentences of the Directors.

As a rule, the Board Strategic Days also include Sustainability and Corporate Responsibility training for the Board members.

Auditor involvement

The Board meets with Ericsson’s external auditor in closed sessions at least once a year to receive and consider the auditor’s observations. The auditor reports to management on the accounting and financial reporting practices of the Group.

Ericsson Annual Report on Form 20-F 2013

The Audit Committee also meets with the auditor to receive and consider observations on the interim reports and the Annual Report. The auditor has been instructed to report on whether the accounts, the management of funds and the general financial position of the Group are presented fairly in all material respects.

In addition, the Board reviews and assesses the process for financial reporting, as described later in “Internal control over financial reporting 2013”. Combined with internal controls, the Board’s and the auditor’s review of interim and annual reports are deemed to give reasonable assurance on the internal controls over financial reporting.

Work of the Board of Directors in 2013

In 2013, nine Board meetings were held. For attendance at Board meetings, see the table on page 113. Among the matters addressed by the Board this year (apart from regular matters in the annual Board work cycle) were:

•

A number of acquisitions, including the Devoteam Telecom & Media operations in France, Microsoft Mediaroom, TelcoCell, Red Bee Media (the completion of the acquisition of Red Bee Media is still subject to approval by the UK Competition Commission after referral to the Competition Commission by The Office of Fair Trading in the UK) and the EVDO business of Airvana Network Solutions

•	Completion of the transaction to split up the joint venture ST-Ericsson

•	Refinancing of Ericsson’s USD 2 billion revolving credit facility

•

A number of divestments, including the power cable operations and part of the telecom cable operations, and the former research and engineering arm of Telcordia Technologies, ACS (Applied Communication Sciences)

•	Continued strong focus on risk management, strategy and the competitive market development, as well as on sustainability and corporate responsibility matters.

Board work evaluation

A key objective of the Board evaluation is to ensure that the Board work is functioning well. This includes gaining an understanding of the issues that the Board thinks warrant greater focus, as well as determining areas where additional competence is needed within the Board. The evaluation also serves as guidance for the work of the Nomination Committee.

Each year, the Chairman of the Board initiates and leads the evaluation of the Board and Committee work and procedures. Evaluation tools include detailed questionnaires and discussions. The services of an external corporate advisory firm have been retained by the Company to assist in developing questionnaires, carrying out surveys and summarizing responses. As part of the evaluation process, the Chairman of the Board also had individual discussions with each of the Directors.

In 2013, all Directors responded to written questionnaires, covering the Director’s individual performance, Board work in general, Committee work and the Chairman’s performance. The Chairman was not involved in the development or compilation of the questionnaire which related to his performance, nor was he present when his performance was evaluated. The evaluations were thoroughly discussed and an action plan was developed in order to further improve the work of the Board.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has established three Committees: the Audit Committee, the Finance Committee and the Remuneration Committee. Members of each Committee are appointed for one year from amongst the Board members.

The task of the Committees is mainly to prepare matters for resolution by the Board. However, the Board has authorized each Committee to determine certain issues in limited

Ericsson Annual Report on Form 20-F 2013

areas. It may also on occasion provide extended authorization for the Committees to determine specific matters.

If deemed appropriate, the Board of Directors and each Committee have the right to engage independent external expertise, either in general or with respect to specific matters.

Prior to the Board meetings, each Committee submits the minutes from Committee meetings to the Board. The Chairman of the Committee also reports on the Committee work at each Board meeting.

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

The Audit Committee itself does not perform audit work. Ericsson has an internal audit function which reports directly to the Audit Committee. Ericsson also has an external auditor elected by the AGM.

The Committee is involved in the preparatory work of proposing an auditor for election by the AGM. It also monitors Group transactions and the ongoing performance and independence of the auditor with the aim to avoid conflicts of interest.

In order to ensure the auditor’s independence, the Audit Committee has established pre-approval policies and procedures for non-audit related services to be performed by the external auditor. Pre-approval authority may not be delegated to management. The Audit Committee also oversees:

•	The process for reviewing transactions with related parties

•

The whistleblower procedure for the reporting of alleged violations of laws or the Code of Business Ethics that (i) are conducted by Group or local management, and (ii) relate to corruption, questionable accounting or auditing matters or otherwise seriously affect vital interests of the Group or personal health and safety.

Violations reported through the whistleblower procedure are handled by Ericsson’s Group Compliance Forum, consisting of representatives from Ericsson’s internal audit function, Group Function Legal Affairs, Group Security, and Group Function Human Resources. Information regarding any incident is reported to the Audit Committee. Reports include measures taken, details of the responsible Group function and the status of any investigation.

Members of the Audit Committee

The Audit Committee consists of four Board members appointed by the Board. The Audit Committee members appointed by the Board in connection with the AGM 2013 are Ulf J. Johansson (Chairman of the Committee), Sir Peter L. Bonfield, Kristina Davidsson and Pär Östberg.

The composition of the Audit Committee meets all applicable independence requirements. The Board of Directors has determined that each of Ulf J. Johansson, Sir Peter L. Bonfield and Pär Östberg is an audit committee financial expert, as defined under the SEC rules. Each of them is considered

Ericsson Annual Report on Form 20-F 2013

independent under applicable US securities laws, SEC rules and NASDAQ Stock Market Rules and each of them is financially literate and familiar with the accounting practices of an international company, such as Ericsson.

Work of the Audit Committee in 2013

The Audit Committee held seven meetings in 2013. Directors’ attendance is reflected in the table on page 113. During the year, the Audit Committee reviewed the scope and results of external financial audits and the independence of the external auditor. It also monitored the external audit fees and approved non-audit services performed by the external auditor in accordance with the Committee’s pre-approval policies and procedures.

The Committee approved the annual audit plan for the internal audit function and reviewed its reports. Prior to publishing it, the Committee also reviewed and discussed each interim report and the annual report with the external auditor.

The Committee monitored the continued compliance with the Sarbanes-Oxley Act as well as the internal control and risk management process. It also reviewed certain related-party transactions in accordance with its established process.

The Committee reviewed and evaluated the effectiveness and appropriateness of the Group’s anti-corruption program.

Finance Committee

The Finance Committee is primarily responsible for:

•	Handling matters related to acquisitions and divestments

•	Handling capital contributions to companies inside and outside the Ericsson Group

•	Raising loans, issuing guarantees and similar undertakings, and approving financial support to customers and suppliers

•	Continuously monitoring the Group’s financial risk exposure.

The Finance Committee is authorized to determine matters such as:

•	Direct or indirect financing

•	Provision of credits

•	Granting of guarantees and similar undertakings

•	Certain investments, divestments and financial commitments.

Members of the Finance Committee

The Finance Committee consists of four Board members appointed by the Board. The Finance Committee members appointed by the Board in connection with the AGM 2013 are: Leif Johansson (Chairman of the Committee), Pehr Claesson, Sverker Martin-Löf and Jacob Wallenberg.

Work of the Finance Committee in 2013

The Finance Committee held nine meetings in 2013. Directors’ attendance is reflected in the table on page 113. During the year, the Finance Committee approved numerous customer finance credit arrangements and reviewed a number of potential mergers and acquisitions and real estate investments. The Finance Committee spent significant time discussing and securing an adequate capital structure, as well as examining cash flow and working capital performance. It has also continuously monitored Ericsson’s financial position, foreign exchange and credit exposures.

Remuneration Committee

The Remuneration Committee’s main responsibilities include:

•	Reviewing and preparing for resolution by the Board, proposals on salary and other remuneration, including retirement compensation, for the President and CEO

•	Reviewing and preparing for resolution by the Board, proposals to the AGM on guidelines for remuneration to the ELT

•	Approving proposals on salary and other remuneration, including retirement compensation, for the Executive Vice Presidents and other CEO direct reports

•	Reviewing and preparing for resolution by the Board, proposals to the AGM on the Long-Term Variable Remuneration Program and similar equity arrangements.

In its work, the Remuneration Committee considers trends in remuneration, legislative changes, disclosure rules and the general global executive remuneration environment. The Committee reviews salary survey data before approving any salary adjustment for CEO direct reports and before preparing salary adjustments for the President and CEO for resolution by the Board.

Members of the Remuneration Committee

The Remuneration Committee consists of four Board members appointed by the Board. The Remuneration Committee members appointed by the Board in connection with the AGM 2013 are: Leif Johansson (Chairman of the Committee), Börje Ekholm, Roxanne S. Austin and Karin Åberg.

An independent expert advisor, Piia Pilv, has been appointed by the Remuneration Committee to advise and assist the Committee.

Work of the Remuneration Committee in 2013

The Remuneration Committee held six meetings in 2013. Directors’ attendance is reflected in the table on page 113.

The Committee reviewed and prepared a proposal for the LTV 2013 for resolution by the Board. This was approved by the AGM 2013. The Committee further resolved on salaries and

Ericsson Annual Report on Form 20-F 2013

Short-Term Variable remuneration (STV) for 2013 for certain CEO direct reports and prepared proposals regarding remuneration to the President and CEO, for resolution by the Board. The Committee also prepared guidelines for remuneration to the ELT, for resolution by the Board, which were subsequently referred by the Board to the AGM for approval.

The Remuneration Committee additionally concluded its analysis of the current LTV structure and executive remuneration. The resulting proposals on LTV and guidelines for remuneration to the ELT will be referred to the AGM 2014 for resolution.

For further information on fixed and variable remuneration, please see Notes to the consolidated financial statements—Note C28 “Information regarding members of the Board of Directors, the Group management and employees” and the “Remuneration Report” included in the Annual Report.

Directors’ attendance and fees 2013

	Fees resolved by the AGM 2013			Number of Board/Committee meetings attended in 2013
Board member	Board fees, SEK 1)		Committee fees, SEK	Board	Audit Committee	Finance Committee	Remuneration Committee
Leif Johansson	3,850,000		400,000	9		9	6
Sverker Martin-Löf2)3)	900,000		175,000	9	2	7
Jacob Wallenberg	900,000		175,000	9		9
Roxanne S. Austin4)	900,000		175,000	9			5
Sir Peter L. Bonfield	900,000		250,000	8	6
Nora Denzel5)	900,000			7
Börje Ekholm	900,000		175,000	9			6
Alexander Izosimov	900,000			9
Ulf J. Johansson	900,000		350,000	9	7
Anders Nyrén6)	—			2		2
Nancy McKinstry6)	—			2			1
Kristin Skogen Lund5)	900,000			7
Hans Vestberg	—			9
Michelangelo Volpi6)	—			1
Pär Östberg5)7)	900,000		250,000	7	5
Pehr Claesson	13,500	8)		9		9
Kristina Davidsson	13,500	8)		9	7
Karin Åberg	12,000	8)		8			6
Rickard Fredriksson	13,500	8)		9
Karin Lennartsson	13,500	8)		9
Roger Svensson	13,500	8)		9

Total number of meetings				9	7	9	6

1)	Non-employee Directors can choose to receive part of their Board fee (exclusive of Committee fees) in the form of synthetic shares.
2)	Member of the Finance Committee since April 9, 2013.
3)	Resigned from the Audit Committee as of April 9, 2013.
4)	Member of the Remuneration Committee since April 9, 2013.
5)	Elected Board member as of April 9, 2013.
6)	Resigned as Board member as of April 9, 2013.
7)	Member of the Audit Committee since April 9, 2013.
8)	Employee representative Board members and their deputies are not entitled to a Board fee but compensation in the amount of SEK 1,500 per attended Board meeting.

REMUNERATION TO BOARD MEMBERS

Remuneration to Board members not employed by the Company is proposed by the Nomination Committee for resolution by the AGM.

The AGM 2013 approved the Nomination Committee’s proposal for fees to the non-employee Board members for Board and Committee work. For further information on Board of Directors’ fees 2013, please refer to Notes to the consolidated financial statements—Note C28 “Information regarding members of the Board of Directors, the Group management and employees” in the Annual Report.

The AGM 2013 also approved the Nomination Committee’s proposal that Board members may be paid part of their Board fee in the form of synthetic shares.

A synthetic share gives the right to receive a future cash payment of an amount which corresponds to the market value of a Class B share in Ericsson at the time of payment. The Director’s right to receive payment with regard to allocated synthetic shares occurs, as a main rule, after the publication of the Company’s year-end financial statement during the fifth year following the General Meeting that resolved on the allocation of the synthetic shares. The purpose of paying part of the Board of Directors’ fee in the form of synthetic shares is to further align the Directors’ interests with shareholder interests. For more information on the terms and conditions of the synthetic shares, please refer to the notice convening the AGM 2013 and to the minutes from the AGM 2013, which are available at Ericsson’s website.

Ericsson Annual Report on Form 20-F 2013

MEMBERS OF THE BOARD OF DIRECTORS

Board members elected by the AGM 2013

Leif Johansson (first elected 2011)

Chairman of the Board of Directors, Chairman of the Remuneration Committee and of the Finance Committee

Born 1951. Master of Science in Engineering, Chalmers University of Technology, Gothenburg, Sweden.

Board Chairman: Astra Zeneca PLC, European Round Table of Industrialists and the International Advisory Board of the Nobel Foundation.

Board Member: Svenska Cellulosa Aktiebolaget SCA and Ecolean AB.

Holdings in Ericsson: 41,933 Class B shares1), and 12,000 Class B shares held via endowment insurance2) .

Principal work experience and other information: President of the Royal Swedish Academy of Engineering Sciences since 2012. President and CEO of AB Volvo 1997–2011. Executive Vice President of AB Electrolux 1988–1991, President 1991–1994 and President and CEO of AB Electrolux 1994–1997. Holds honorary Doctorates at Blekinge Institute of Technology, the University of Gothenburg and Chalmers University of Technology. Awarded the Large Gold Medal of the Royal Swedish Academy of Engineering Sciences in 2011.

Sverker Martin-Löf (first elected 1993)

Deputy Chairman of the Board of Directors, Member of the Finance Committee

Born 1943. Doctor of Technology and Master of Engineering, KTH Royal Institute of Technology, Stockholm, Sweden.

Board Chairman: Svenska Cellulosa Aktiebolaget SCA, SSAB and AB Industrivärden.

Deputy Board Chairman: Svenska Handelsbanken AB.

Board Member: Skanska AB.

Holdings in Ericsson: 10,400 Class B shares1)

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

Board Chairman: Investor AB.

Deputy Board Chairman: SAS AB and SEB Skandinaviska Enskilda Banken AB (SEB).

Board Member: ABB Ltd, The Coca-Cola Company, The Knut and Alice Wallenberg Foundation and Stockholm School of Economics.

Holdings in Ericsson: 2,413 Class B shares1), and 12,050 synthetic shares3) .

Principal work experience and other information: Chairman of the Board of Investor AB since 2005. President and CEO of SEB in 1997 and Chairman of SEB’s Board of Directors 1998–2005. Executive Vice President and CFO of Investor AB 1990–1993. Honorary Chairman of IBLAC (Mayor of Shanghai’s International Business Leaders Advisory Council) and member of The European Round Table of Industrialists.

Roxanne S. Austin (first elected 2008)

Member of the Remuneration Committee

Born 1961. Bachelor of Business Administration in Accounting, University of Texas, San Antonio, USA.

Board Member: Abbott Laboratories, AbbVie Inc., Teledyne Technologies Inc. and Target Corporation.

Holdings in Ericsson: 3,000 Class B shares1), and 31,296 synthetic shares3).

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

The Board memberships and holdings in Ericsson reported above are as of December 31, 2013.

1)	The number of shares includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.
2)	Shares held via endowment insurance include shares held under an insurance under which the insurance holder may make investment decisions with respect to the shares (Sw: “kapitalförsäkring” or “depĺförsäkring”) and include holdings by related natural and legal persons, as well as holdings of ADS, if applicable.
3)	Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 113, for further information.

Ericsson Annual Report on Form 20-F 2013

Sir Peter L. Bonfield (first elected 2002)

Member of the Audit Committee

Born 1944. Honors degree in Engineering, Loughborough University, Leicestershire, UK.

Board Chairman: NXP Semiconductors N.V.

Board Member: Mentor Graphics Inc., Sony Corporation and Taiwan Semiconductor Manufacturing Company, Ltd.

Holdings in Ericsson: 4,400 Class B shares1), and 10,660 synthetic shares3).

Principal work experience and other information: CEO and Chairman of the Executive Committee of British Telecommunications plc 1996–2002. Chairman and CEO of ICL plc 1985–1996. Positions with STC plc and Texas Instruments Inc. Member of the Advisory Boards of New Venture Partners LLP and the Longreach Group. Board Mentor of CMi. Senior Advisor, Rothschild, London. Chair of Council and Senior Pro-Chancellor, Loughborough University, UK. Fellow of the Royal Academy of Engineering.

Nora Denzel (first elected 2013)

Born 1962. Master of Science in Business Administration, Santa Clara University, USA. Bachelor of Science in Computer Science, State University of New York, USA.

Board Member: Outerwall, Inc. and Saba Software.

Holdings in Ericsson: None1).

Principal work experience and other information: Intuit Software (2008–2012)–Senior Vice President Big Data, Marketing and Social Product Design and General Manager QuickBooks Payroll Division. Previous positions include Senior Vice President and General Manager of HP’s Global Software, Storage and Consulting Divisions (2000-2006), Senior Vice President Product Operations Legato Systems (bought by EMC) and various engineering, marketing and executive positions at IBM. Board member of YWCA of Silicon Valley and the Anita Borg Institute.

Börje Ekholm (first elected 2006)

Member of the Remuneration Committee

Born 1963. Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden. Master of Business Administration, INSEAD, France.

Board Chairman: KTH Royal Institute of Technology, Stockholm and NASDAQ OMX Group Inc.

Board Member: Investor AB, AB Chalmersinvest and EQT Partners AB.

Holdings in Ericsson: 30,760 Class B shares1), and 40,398 synthetic shares3).

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

Holdings in Ericsson: 1,600 Class B shares1), 50,000 Class B shares held via endowment insurance2), and 6,296 synthetic shares3).

Principal work experience and other information: CEO and President of VimpelCom 2003-2011. Previous positions with Mars Inc., including Member of the Global Executive Board and Regional President for CIS, Central Europe and Nordics. Earlier positions with McKinsey & Co as consultant in the Stockholm and London offices. Served as GSMA Board member 2005–2008 and Chairman of GSMA 2008–2010.

The Board memberships and holdings in Ericsson reported above are as of December 31, 2013.

1)	The number of shares includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.
2)	Shares held via endowment insurance include shares held under an insurance under which the insurance holder may make investment decisions with respect to the shares (Sw: “kapitalförsäkring” or “depĺförsäkring”) and include holdings by related natural and legal persons, as well as holdings of ADS, if applicable.
3)	Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 113, for further information.

Ericsson Annual Report on Form 20-F 2013

Board members elected by the AGM 2013

Ulf J. Johansson (first elected 2005)

Chairman of the Audit Committee

Born 1945. Doctor of Technology and Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden.

Board Chairman: Acando AB, Eurostep Group AB and Trimble Navigation Ltd.

Board Member: European Institute of Innovation and Technology.

Holdings in Ericsson: 6,435 Class B shares1), and 14,720 synthetic shares2).

Principal work experience and other information: Founder of Europolitan Vodafone AB, where he was the Chairman of the Board 1990–2005. Previous positions at Spectra-Physics AB as President and CEO and at Ericsson Radio Systems AB. Member of the Royal Academy of Engineering Sciences.

Kristin Skogen Lund (first elected 2013)

Born 1966. Master of Business Administration, INSEAD, France. Bachelor in International Studies and Business Administration, University of Oregon, USA.

Board Member: None

Holdings in Ericsson: 2,804 synthetic shares2).

Principal work experience and other information: Director General of the Confederation of Norwegian Enterprise (NHO) since 2012. Executive Vice President and Head of Digital Services and Broadcast and Executive Vice President and Head of Nordic Region, Group Executive Management at Telenor 2010–2012. Previous positions include Chief Executive Officer and Commercial Director at Aftenposten, Chief Executive Officer at Scanpix, Managing Director and Editor in Chief at Scandinavia Online, and several positions at the Coca-Cola Company, Unilever and Norges Eksportråd.

Hans Vestberg (first elected 2010)

Born 1965. Bachelor of Business Administration and Economics, University of Uppsala, Sweden.

Board Chairman: Svenska Handbollförbundet.

Board Member: Thernlunds AB.

Holdings in Ericsson: 217,185 Class B shares1).

Principal work experience and other information: President and CEO of Telefonaktiebolaget LM Ericsson since January 1, 2010. Previously, First Executive Vice President, CFO and Head of Group Function Finance and Executive Vice President and Head of Business Unit Global Services. Various positions in the Group since 1988, including Vice President and Head of Market Unit Mexico and Head of Finance and Control in USA, Brazil and Chile. International advisor to the Governor of Guangdong, China and co-chairman of the Russian-Swedish Business Council. Founding member of the Broadband Commission for Digital Development, and heading the Commission’s task group on the post 2015 development agenda. Member of the Leadership Council of the United Nations Sustainable Development Solutions Network.

Pär Östberg (first elected 2013)

Member of the Audit Committee

Born 1962. Master of Business Administration, Gothenburg School of Economics, Gothenburg, Sweden.

Board Member: Skanska AB and SSAB.

Holdings in Ericsson: None.

Principal work experience and other information: Executive Vice President of AB Industrivärden since 2012. Executive Vice President at Volvo Group Truck Joint Ventures between January 2012 and October 2012. Several senior managerial positions within the Volvo group including Senior Vice President and President Trucks Asia at AB Volvo, Chairman of the Board of VE Commercial Vehicles Ltd, Senior Vice President and CFO at AB Volvo, CFO at Volvo Trucks France and senior positions at Volvo Treasury Asia Ltd, Singapore and Volvo Treasury Europe AB. Previous positions also include Senior Vice President, CFO at Renault Trucks and positions within Renault Crédit International (RCI) and Renault SA.

The Board memberships and holdings in Ericsson reported above are as of December 31, 2013.

1)	The number of shares reflects ownership as of December 31, 2013 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.
2)	Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 113, for further information.

Ericsson Annual Report on Form 20-F 2013

Board members and deputies appointed by the unions

Pehr Claesson (first appointed 2008)

Employee representative, Member of the Finance Committee

Born 1966. Appointed by the union The Swedish Association of Graduate Engineers.

Holdings in Ericsson: 1,319 Class B shares1). Employed since 1997. Working with marketing and communication for Consulting and Systems Integration within Business Unit Global Services.

Kristina Davidsson (first appointed 2006)

Employee representative, Member of the Audit Committee

Born 1955. Appointed by the union IF Metall.

Holdings in Ericsson: 1,856 Class B shares1). Employed since 1995. Previously working as a repairer within Business Unit Networks and currently working full time as union representative.

Karin Åberg (first appointed 2007)

Employee representative, Member of the Remuneration Committee

Born 1959. Appointed by the union Unionen.

Holdings in Ericsson: 3,156 Class B shares1). Employed since 1995. Working as a Service Engineer within the IT organization.

Rickard Fredriksson (first appointed 2012)

Deputy employee representative

Born 1969. Appointed by the union IF Metall.

Holdings in Ericsson: 1,249 Class B shares1). Employed since 2000. Previously working as machine operator within Business Unit Networks and currently working full time as union representative.

Karin Lennartsson (first appointed 2010)

Deputy employee representative

Born 1957. Appointed by the union Unionen.

Holdings in Ericsson: 571 Class B shares1). Employed since 1976. Working as Process Expert within Group Function Business Excellence & Common Functions.

Roger Svensson (first appointed 2011)

Deputy employee representative

Born 1971. Appointed by the union The Swedish Association of Graduate Engineers.

Holdings in Ericsson: 9,724 Class B shares1). Employed since 1999. Working as Senior Specialist within Business Unit Networks.

Hans Vestberg was the only Director who held an operational management position at Ericsson in 2013. No Director has been elected pursuant to an arrangement or understanding with any major shareholder, customer, supplier or other person.

At the Annual General Meeting 2013, Nora Denzel, Kristin Skogen Lund and Pär Östberg were elected new members of the Board of Directors, replacing Nancy McKinstry, Anders Nyrén and Michelangelo Volpi.

1)	The number of shares reflects ownership as of December 31, 2013 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

Ericsson Annual Report on Form 20-F 2013

MANAGEMENT

The President/CEO and the Executive Leadership Team

The Board of Directors appoints the President and CEO and the Executive Vice Presidents. The President and CEO is responsible for the management of day-to-day operations and is supported by the Executive Leadership Team (the “ELT”). The ELT members as of December 31, 2013, are presented on page 122.

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

Remuneration to the Executive Leadership Team

Guidelines for remuneration to the ELT were approved by the AGM 2013. For further information on fixed and variable remuneration, see the Remuneration Report and Notes to the consolidated financial statements—Note C28, “Information regarding members of the Board of Directors, the Group management and employees” in the Annual Report.

The Ericsson Group Management System

Ericsson has one global management system, known as the “Ericsson Group Management System” (EGMS) to drive corporate culture and to ensure that the business is managed:

•	To fulfill the objectives of Ericsson’s major stakeholders (customers, shareholders, employees)

•	Within established risk limits and with reliable internal control

•	In compliance with relevant applicable laws, listing requirements, governance codes and corporate social responsibilities.

The EGMS is a framework consisting of rules and requirements for Ericsson’s business, specified through process and organization descriptions, policies, directives and instructions. The management system is applied in all Ericsson’s operations globally, and its consistency and global reach is designed to build trust in the way Ericsson works. The EGMS is founded on ISO 9001 (international standard for quality management systems) but is designed as a dynamic governance system, enabling Ericsson to adapt the system to evolving demands and expectations, including new legislation as well as customers’ and other stakeholders’ requirements. Ericsson does not implement external requirements without analyzing them and putting them into the Ericsson context.

The EGMS comprises three elements:

•	Management and control

•	Ericsson business processes

•	Organization and resources.

Management and control

Ericsson’s strategy and target-setting processes consider the demands and expectations of customers as well as other key stakeholders. Ericsson uses balanced scorecards as tools for translating strategic objectives into a set of performance indicators for its operational units. Based on annual strategy work, these scorecards are updated with targets for each unit for the next year and are communicated throughout the organization.

Group-wide policies and directives govern how the organization works and are core elements in managing and controlling Ericsson. The Group Policies and Directives include, among other things, a Code of

Ericsson Annual Report on Form 20-F 2013

Business Ethics, a Code of Conduct and accounting and reporting directives to fulfill external reporting requirements.

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

Ericsson business processes

As a market leader, Ericsson utilizes the competitive advantages that are gained through global scale and has implemented common processes and IT tools across all operational units worldwide. Customer requirements are identified, clarified and formalized in Ericsson Business Processes where requirements transform from theory to practice. Ericsson attempts to reduce costs with efficient and effective process flows and with standardized internal controls and performance indicators.

Organization and resources

Ericsson is operated in two dimensions: one operational structure and one legal structure. The operational structure aligns accountability and authority regardless of country borders and supports the process flow with cross-country operations. In the operational structure, Ericsson is organized in group functions, business units and regions. The legal structure is the basis for legal requirements and responsibility as well as for tax and statutory reporting purposes. There are more than 200 legal entities within the Ericsson Group with representation (via legal entities, branch and representative offices) in more than 150 countries.

Chief Compliance Officer

Ericsson has a Chief Compliance Officer (CCO) whose primary focus is to further develop Ericsson’s anti-corruption compliance program. Attention from senior-management level on anti-corruption and compliance is crucial, as is ensuring that these matters are addressed from a cross-functional perspective. Ericsson’s anti-corruption compliance program is reviewed and evaluated by the Audit Committee at least annually.

Audits, assessments and certification

The purpose of audits and assessments is to determine levels of compliance and to provide valuable information for understanding, analyzing and continually improving performance. Management monitors compliance with policies, directives and processes through internal self-assessment within all units. This is complemented by internal and external audits.

Due to demands and requirements from customers and other external stakeholders, Ericsson sometimes needs to take decisions on certification in order to stay competitive in the market. Certification means that Ericsson’s interpretation of standards or requirements are confirmed by a third party assessment.

As the EGMS is a global system, group-wide certificates are issued by a third party certification body proving that the system is efficient throughout the whole organization. Ericsson is currently globally certified to ISO 9001 (Quality), ISO 14001 (Environment) and OHSAS 18001 (Health & Safety). Selected Ericsson units are also certified to additional standards, for example ISO 27001 (Information Security) and TL 9000 (telecom-specific standard). EGMS is also audited within the scope of the audit plan of Ericsson’s internal audit function.

Ericsson’s external financial audits are performed by PricewaterhouseCoopers, and ISO/management system audits by Intertek. Internal audits are performed by the company’s internal audit function which reports to the Audit Committee.

Ericsson conducts audits of suppliers in order to secure compliance with Ericsson’s Code of Conduct, which includes rules that suppliers to the Ericsson Group must comply with.

Risk management

Ericsson’s risk management is integrated into the operational processes of the business, and is a part of the EGMS to ensure accountability, effectiveness, efficiency, business continuity and compliance with corporate governance, legal and other requirements. The Board of Directors is also actively engaged in the Company’s risk management. Risks related to long-term objectives are discussed and strategies are formally approved by the Board as part of the annual strategy process. Risks related to annual targets for the Company are also reviewed by the Board and then monitored continuously during the year. Certain transactional risks require specific Board approval, e.g. acquisitions, management remuneration, borrowing or customer finance in excess of pre-defined limits.

Strategic and tactical risks

Strategic risks constitute the highest risk to the Company if not managed properly as they could have a long-term impact. Ericsson therefore reviews its long-term objectives, main strategies and business scope on an annual basis and continuously works on its tactics to reach these objectives and to mitigate any risks identified.

In the annual strategy and target setting process, objectives are set for the next three to

Ericsson Annual Report on Form 20-F 2013

five years. Risks and opportunities are assessed and strategies are developed to achieve the objectives. The strategy process in the Company is well established and involves regions, business units and Group functions. The strategy is summarized and discussed in a yearly Leadership Summit with approximately 250 leaders from all parts of the business. By involving all parts of the business in the process, potential risks are identified early and mitigating actions can be incorporated in the strategy and in the annual target-setting process following the finalization of the strategy.

Key components in the evaluation of risk related to Ericsson’s long-term objectives. include technology development, industry and market fundamentals, the development of the economy and laws and regulations.

The outcome of the strategy process forms the basis for the annual target-setting process, which involves regions, business units and Group functions. Risks related to the targets are identified as part of this process together with actions to mitigate the identified risks. Follow-up of targets, risks and mitigating actions are reported and discussed continuously in business unit and region steering groups and are reviewed by the Board of Directors.

Ericsson continuously strives to improve its risk management and believes that it is important that the entire global organization takes part in the risk management and strategy work. The risk management framework implemented during 2012 has been further developed and qualified during 2013. For more information on risks related to Ericsson’s business, see the chapter “Risk factors” in the Annual Report.

Operational and financial risks

Operational risks are owned and managed by operational units. Risk management is embedded in various process controls, such as decision tollgates and approvals. Certain cross-process risks are centrally coordinated, such as information security, IT security, corporate responsibility and business continuity and insurable risks. Financial risk management is governed by a Group policy and carried out by the Treasury and Customer Finance functions, both supervised by the Finance Committee. The policy governs risk exposures related to foreign exchange, liquidity/financing, interest rates, credit risk and market price risk in equity instruments. For further information on financial risk management, see Notes to the consolidated financial statements—Note C14, “Trade receivables and customer finance,” Note C19, “Interest-bearing liabilities” and Note C20, “Financial risk management and financial instruments” in the Annual Report.

Strategy, target-setting and risk management cycle

The annual strategy, target-setting and risk management cycle is part of Ericsson’s strategy process, which is well-established within the Group and involves regions, business units and Group functions.

Ericsson Annual Report on Form 20-F 2013

Compliance risks

Ericsson has implemented Group policies and directives in order to comply with applicable laws and regulations, including a Code of Business Ethics and a Code of Conduct. Risk management is integrated in the Company’s business processes. Policies and controls are implemented to comply with financial reporting standards and stock market regulations.

Risk mitigation

Significant ongoing activities in order to mitigate risks include:

•	Establishing flexibility to cost-effectively accommodate to fluctuations in customer demand

•	Conducting regular supplier Code of Conduct audits

•	Continuously assessing and managing CR risks

•	Conducting business continuity management in an efficient way

•	Conducting corporate governance training as needed

•	Continuously monitoring information systems to guard against data breaches

•	Reviewing top risks and mitigating actions at various internal governance meetings.

Example of risk heat map document

Risk heat maps are generated by business units, regions and Group functions in four risk categories:

•	Industry and market risk

•	Commercial risk

•	Operational risk

•	Compliance risk

Ericsson Annual Report on Form 20-F 2013

MEMBERS OF THE EXECUTIVE LEADERSHIP TEAM

Hans Vestberg

President and CEO (since 2010)

Born 1965. Bachelor of Business Administration and Economics, University of Uppsala, Sweden.

Board Chairman: Svenska Handbollförbundet.

Board Member: Telefonaktiebolaget LM Ericsson and Thernlunds AB.

Holdings in Ericsson1): 217,185 Class B shares.

Background: Previously, First Executive Vice President, CFO and Head of Group Function Finance and Executive Vice President and Head of Business Unit Global Services. Various positions in the Group since 1988, including Vice President and Head of Market Unit Mexico and Head of Finance and Control in USA, Brazil and Chile. International advisor to the Governor of Guangdong, China and co-chairman of the Russian-Swedish Business Council. Founding member of the Broadband Commission for Digital Development, and heading the Commission’s task group on the post-2015 development agenda. Member of the Leadership Council of the United Nations Sustainable Development Solutions Network.

Jan Frykhammar

Executive Vice President, Chief Financial Officer and Head of Group Function Finance (since 2009)

Born 1965. Bachelor of Business Administration and Economics, University of Uppsala, Sweden.

Board Member: The Swedish International Chamber of Commerce.

Holdings in Ericsson1): 22,985 Class B shares.

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

Board Member: None.

Holdings in Ericsson1): 33,504 Class B shares.

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

Johan Wibergh

Executive Vice President (since 2010) and Head of Business Unit Networks (since 2008)

Born 1963. Master of Computer Science, Linköping Institute of Technology, Sweden.

Board Member: Confederation of Swedish Enterprise, KTH Royal Institute of Technology and Teknikföretagen.

Holdings in Ericsson1): 55,012 Class B shares.

Background: Previously President of Ericsson Brazil, President of Market Unit Nordic and Baltics and Vice President and Head of Sales at Business Unit Global Services.

Per Borgklint

Senior Vice President and Head of Business Unit Support Solutions (since 2011)

Born 1972. Master of Science in Business Administration, Jönköping International Business School, Sweden.

Board Member: None.

Holdings in Ericsson1): 5,000 Class B shares.

Background: Previously CEO of Net1 (Ice.net), Canal Plus Nordic and Versatel. Has also held several leading positions at Tele2.

Bina Chaurasia

Senior Vice President, Chief Human Resources Officer and Head of Group Function Human Resources (since 2010)

Born 1962. Master of Science in Management and Human Resources, Ohio State University, USA, and Master of Arts in Philosophy, University of Wisconsin, USA.

Board Member: None.

Holdings in Ericsson1): 22,677 Class B shares.

Background: Joined Ericsson from Hewlett Packard, where she was Vice President of Global Talent Management. Has held senior HR leadership roles at Gap, Sun Microsystems and PepsiCo/Yum.

Ulf Ewaldsson

Senior Vice President, Chief Technology Officer and Head of Group Function Technology (since 2012)

Born 1965. Master of Science in Engineering and Business Management, Linköping Institute of Technology, Sweden.

Board Member: Lund University.

Holdings in Ericsson1): 22,177 Class B shares.

Background: Previously Head of Product Area Radio within Business Unit Networks. Has held various managerial positions within Ericsson since 1990. Member of the European Cloud Partnership Steering Board.

Douglas L. Gilstrap

Senior Vice President and Head of Group Function Strategy (since 2009) and Chairman of Business Unit Modems (since 2013)

The Board memberships and Ericsson holdings reported above are as of December 31, 2013.

1)	The number of shares includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

Ericsson Annual Report on Form 20-F 2013

Born 1963. Bachelor of Science in Accounting, University of Richmond, USA, and Master of Business Administration, Emory University, Atlanta, USA. Executive program at INSEAD, France.

Board Member: None.

Holdings in Ericsson1): 22,727 Class B shares.

Background: Has held various global managerial positions within the telecommunications sector for more than 18 years.

Nina Macpherson

Senior Vice President, General Counsel, Head of Group Function Legal Affairs and secretary to the Board of Directors (since 2011)

Born 1958. Master of Laws, LL.M., University of Stockholm, Sweden.

Board Member: The Association for Swedish Listed Companies and the Arbitration Institute of the Stockholm Chamber of Commerce (SCC).

Holdings in Ericsson1): 11,560 Class B shares.

Background: Previously Vice President and Deputy Head of Group Function Legal Affairs at Ericsson. Previous positions also include private practice and in-house attorney. Member of the Swedish Securities Council.

Helena Norrman

Senior Vice President, Chief Communications Officer and Head of Group Function Communications (since 2011)

Born 1970. Master of International Business Administration, Linköping University, Sweden.

Board Member: None.

Holdings in Ericsson1): 12,621 Class B shares.

Background: Previously Vice President, Communications Operations at Group Function Communications at Ericsson. Has held various positions within Ericsson’s global communications organization since 1998. Previous positions as communications consultant.

Mats H. Olsson

Senior Vice President and Head of Asia-Pacific (since January 2013)

Born 1954. Master of Business Administration, Stockholm School of Economics, Sweden. Board Member: None.

Holdings in Ericsson1): 75,754 Class B shares.

Background: International economic advisor to a number of Chinese provincial and municipal governments. Head of Region North East Asia, 2010–2012. Has held various executive positions across the Asia-Pacific region for more than 25 years, including Head of Market Unit Greater China and Head of Market Unit South East Asia.

Rima Qureshi

Senior Vice President Strategic Projects (since January 2013)

Born 1965. Bachelor of Information Systems and Master of Business Administration, McGill University, Montreal, Canada.

Board Member: MasterCard Incorporated.

Holdings in Ericsson1): 6,076 Class B shares.

Background: Also serves as Head of Ericsson Response. Head of Business Unit CDMA Mobile Systems 2010–2012. Previously Vice President of Strategic Improvement Program and Vice President Product Area Customer Support. Has held various positions within Ericsson since 1993.

Angel Ruiz

Head of Region North America (since 2010)

Born 1956. Bachelor of Electrical Engineering, University of Central Florida, USA, and Master of Management Science and Information Systems, Johns Hopkins University, USA.

Board Member: CTIA.

Holdings in Ericsson1): 59,933 Class B shares.

Background: Joined Ericsson in 1990 and has held a variety of technical, sales and managerial positions within the Company, including heading up the global account teams for Cingular/SBC/BellSouth (now AT&T). Was appointed President of Ericsson North America in 2001. Member of National Security Telecommunications Advisory Committee (NSTAC).

Anders Thulin

Senior Vice President, Chief Information Officer and Head of Group Function Business Excellence and Common Functions (since October 2013)

Born 1963. Degree in Economics and Business Administration from Stockholm School of Economics, Sweden, including MBA studies at the Western University, Ivey Business School, Canada.

Board Member: None.

Holdings in Ericsson1): None.

Background: Joined Ericsson from McKinsey & Co where he was senior partner. Has more than 20 years of experience in implementing business excellence across diverse industries, including IT and telecom.

Jan Wäreby

Senior Vice President and Head of Sales and Marketing (since 2011)

Born 1956. Master of Science, Chalmers University, Gothenburg, Sweden.

Board Member: None.

Holdings in Ericsson1): 82,286 Class B shares.

Background: Senior Vice President and Head of Business Unit Multimedia and Executive Vice President and Head of Sales and Marketing for Sony Ericsson Mobile Communications.

The Board memberships and Ericsson holdings reported above are as of December 31, 2013.

1)	The number of shares includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

Ericsson Annual Report on Form 20-F 2013

AUDITOR

According to the Articles of Association, the Parent Company shall have no less than one and no more than three registered public accounting firms as external independent auditor. Ericsson’s auditor is currently elected each year at the AGM pursuant to the Swedish Companies Act, which provides that the mandate period of an auditor shall be one year, unless the Articles of Association provide for a longer mandate period of up to four years. The auditor reports to the shareholders at General Meetings.

The duties of the auditor include:

•	Updating the Board of Directors regarding the planning, scope and content of the annual audit work

•	Reviewing the interim reports for the third and fourth quarters and the year-end financial statements to assess that the financial statements are presented fairly in all material respects

•	Advising the Board of Directors of non-audit services performed, the consideration paid and other issues that determine the auditor’s independence.

For further information on the contacts between the Board and the auditor, please see “Work of the Board of Directors” earlier in this Corporate Governance Report.

Auditing work is carried out by the auditor continuously throughout the year. The auditor signs review opinions over Ericsson’s interim financial reports for the third and fourth quarters and signs an audit opinion over the Annual Report.

Current auditor

PricewaterhouseCoopers AB was elected auditor at the AGM 2013 for a period of one year, i.e. until the close of the AGM 2014.

PricewaterhouseCoopers AB has appointed Peter Nyllinge, Authorized Public Accountant, to serve as auditor in charge.

Fees to the auditor

Ericsson paid the fees (including expenses) for audit-related and other services listed in the table in Notes to the consolidated financial statements—Note C30, “Fees to auditors” in the Annual Report.

INTERNAL CONTROL OVER FINANCIAL REPORTING 2013

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

In order to support high quality reporting and to meet the requirement of SOX, the Company has implemented detailed documented controls and testing and reporting procedures based on the internationally established COSO framework for internal control (1992). The COSO framework is issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

During 2013, the Company has included operations of acquired entities as well as continued to improve the design and execution of its financial reporting controls.

Disclosure policies

Ericsson’s financial disclosure policies aim to ensure transparent, relevant and consistent communication with equity and debt investors on a timely, fair and equal basis. This will support a fair market value for Ericsson securities. Ericsson wants current and potential investors to have a good understanding of how the Company works, including operational performance, prospects and potential risks.

To achieve these objectives, financial reporting and disclosure must be:

•	Transparent—enhancing understanding of the economic drivers and operational performance of the business, building trust and credibility

•	Consistent—comparable in scope and level of detail to facilitate comparison between reporting periods

•	Simple—to support understanding of business operations and performance and to avoid misinterpretations

•	Relevant—with focus on what is relevant to Ericsson’s stakeholders or required by regulation or listing agreements, to avoid information overload

•	Timely—with regular scheduled disclosures as well as ad-hoc information, such as press releases on important events, performed in a timely manner

•	Fair and equal—where all material information is published via press releases to ensure that the whole investor community receives the information at the same time

•	Complete, free from material errors and a reflection of best practice – disclosure is compliant with applicable financial reporting standards and listing requirements and in line with industry norms.

Ericsson’s website comprises comprehensive information on the Group, including:

•	An archive of annual and interim reports

•	Access to recent news.

Disclosure controls and procedures

Ericsson has controls and procedures in place to allow for timely information disclosure under applicable laws and regulations, including the

Ericsson Annual Report on Form 20-F 2013

US Securities Exchange Act of 1934, and under agreements with NASDAQ OMX Stockholm and NASDAQ New York. These procedures also require that such information is provided to management, including the CEO and CFO, so timely decisions can be made regarding required disclosure.

The Disclosure Committee comprises members with various expertise. It assists the management in fulfilling their responsibility regarding disclosures made to the shareholders and the investment community. One of the main tasks of the committee is to monitor the integrity and effectiveness of the disclosure controls and procedures.

Ericsson has investments in certain entities that the Company does not control or manage. With respect to such entities, disclosure controls and procedures are substantially more limited than those maintained with respect to subsidiaries.

Ericsson’s President and CEO and the CFO evaluated the Company’s disclosure controls and procedures and concluded that they were effective at a reasonable assurance level as of December 31, 2013. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Internal control over financial reporting

Ericsson has integrated risk management and internal control into its business processes. As defined in the COSO framework, internal control is an aggregation of components such as a control environment, risk assessment, control activities, information and communication and monitoring.

During the period covered by the Annual Report 2013, there were no changes to the internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

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

Ericsson Annual Report on Form 20-F 2013

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

Monitoring

The Company’s process for financial reporting is reviewed annually by the management. This forms a basis for evaluating the internal management system and internal steering documents to ensure that they cover all significant areas related to financial reporting. The shared service center and company control hub management continuously monitor accounting quality through a set of performance indicators. Compliance with policies and directives is monitored through annual self-assessments and representation letters from heads and company controllers in all subsidiaries as well as in business units and regions.

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

BOARD OF DIRECTORS

Stockholm, March 5, 2014

Telefonaktiebolaget LM Ericsson (publ)

Org. no. 556016–0680

Ericsson Annual Report on Form 20-F 2013

REMUNERATION REPORT

INTRODUCTION

This report outlines how the remuneration policy is implemented throughout Ericsson in line with corporate governance best practice, with specific references to Group management. The work of the Remuneration Committee in 2013 and the remuneration policy are explained at the beginning of the report, followed by descriptions of plans and their outcome.

More details of the remuneration of Group management and Board members’ fees can be found in the Notes to the Consolidated financial statements—Note C28, “Information regarding members of the Board of Directors, the Group management and employees.”

Board member remuneration is resolved annually by the Annual General Meeting.

THE REMUNERATION COMMITTEE

The Remuneration Committee advises the Board of Directors on a regular basis on the remuneration to the Group management, consisting of the Executive Leadership Team (ELT). This includes fixed salaries, pensions, other benefits and short-term and long-term variable compensation, all in the context of pay and employment conditions throughout Ericsson. The Remuneration Committee reviews and prepares for resolution by the Board:

•	Proposals on salary and other remuneration, including retirement compensation, for the President and CEO

•	Proposals on targets for the short-term variable compensation for the President and CEO

•	Proposals to the Annual General Meeting on guidelines for remuneration to the ELT

•	Proposals to the Annual General Meeting on long-term variable compensation and similar equity arrangements

The responsibility of the Remuneration Committee is also to:

•	Approve proposals on salary and other remuneration, including retirement compensation, for the Executive Vice Presidents and other ELT members.

•	Approve proposals on targets for the short-term variable compensation for the Executive Vice Presidents and other ELT members.

REMUNERATION POLICY

Remuneration at Ericsson is based on the principles of performance, competitiveness and fairness. The remuneration policy, together with the mix of remuneration elements, is designed to reflect these principles by creating a balanced remuneration package. The Guidelines for remuneration to Group management 2013, approved by the AGM, can be found in Note C28. The auditor’s report regarding whether the company has complied with the guidelines for compensation to the ELT during 2013 is posted on the Ericsson website.

•	Approve pay out of the short-term variable compensation for the ELT, based on achievements and performance.

The Remuneration Committee’s work forms the foundation for the governance of Ericsson’s remuneration processes, together with Ericsson’s internal systems and audit controls. The Committee is chaired by Leif Johansson and its other members are Börje Ekholm, Roxanne S. Austin, and Karin Åberg. All the members are non-executive directors, independent (except for the employee representative) as required by the Swedish Corporate Governance Code and have relevant knowledge and experience of remuneration matters.

The Company’s General Counsel acts as secretary to the Committee. The President and CEO, the Senior Vice President, Head of Human Resources and the Vice President, Head of Total Rewards attend Remuneration Committee meetings by invitation and assist the Committee in its considerations, except when issues relating to their own remuneration are being discussed.

The Remuneration Committee has appointed an independent expert advisor, Piia Pilv, to assist and advise the Committee. The independent advisor provided no other services to the Company during 2013. The Remuneration Committee is also furnished with national and international pay data collected from external survey providers and can call on other independent expertise, should it so require. The Chairman continues to ensure that contact is maintained, as necessary and appropriate, with shareholders regarding remuneration.

The purpose and function of the Remuneration Committee and its responsibilities can be found in the Corporate Governance Report. These responsibilities, together with the Guidelines for remuneration to Group management (ELT) and the Long-Term Variable compensation (LTV) program is reviewed and evaluated annually in light of matters such as changes to corporate governance best practice or changes to accounting, legislation, political opinion or business practices among peers. This helps to ensure that the policy continues to provide Ericsson with a competitive remuneration strategy.

The Guidelines for remuneration to Group management are, in accordance with Swedish law, brought to shareholders annually for approval.

The Remuneration Committee met six times during the year 2013.

The winter meetings focused on following up on results from the 2012 variable compensation programs and preparing proposals to shareholders for the 2013 Annual General Meeting (AGM). During the spring the committee determined the relocation package for a member of the ELT and proposed to the Board of Directors to approve the LTV 2010 vesting result. In the fall, the committee reviewed the Guidelines for remuneration to Group management and decided to continue the LTV program without any material changes and the STV plans with an increased weighting on functional targets for 2014. The committee based its considerations on the business needs, analyses and reviews of the global market trends and feedback from shareholders and institutions. Supported by the independent advisor, the Committee also reviewed the competitiveness of the ELT remuneration in the global market.

Ericsson Annual Report on Form 20-F 2013

Evaluation of the Guidelines for remuneration to Group management and of the LTV program

The Remuneration Committee supports the Board with the review and evaluation of the Guidelines for remuneration to Group management and Ericsson’s application of these guidelines. The Committee and the Board has concluded that the guidelines remain valid and right for Ericsson and that the guidelines should not be materially changed for 2014.

Furthermore, the Remuneration Committee is of the opinion that the LTV program fulfills the defined objectives to promote “One Ericsson” and to align the interests of employees with those of shareholders. The number of participants as of December 1, 2013 was approximately 29,000 employees, compared to 27,000 employees as of December 1, 2012. The evaluation also confirms that the Key Contributor Retention Plan meets the purpose of retaining our key employees. The voluntary attrition rate among Key Contributors is about two-thirds compared to the attrition rate in the total number of employees.

TOTAL REMUNERATION

When considering the remuneration of an individual, it is the total remuneration that matters. First, the total annual cash compensation is defined, consisting of the target level of short-term variable compensation plus fixed salary. Thereafter, target long-term variable compensation may be added to get to the total target compensation and, finally, pension and other benefits may be added to arrive at the total remuneration.

For the ELT, remuneration consists of fixed salary, short-term and long-term variable compensation, pension and other benefits. If the size of any one of these elements is increased or decreased when setting the remuneration, at least one other element has to change if the competitive position is to remain unchanged.

The remuneration costs for the CEO and the ELT are reported in Note C28.

Fixed salary

When setting fixed salaries, the Remuneration Committee considers the impact on total remuneration, including pensions and associated costs. The absolute levels are determined based on the size and complexity of the position and the year-to-year performance of the individual. Together with other elements of remuneration, ELT salaries are subject to an annual review by the Remuneration Committee, which considers external pay data to ensure that levels of pay remain competitive and appropriate to the remuneration policy.

Variable compensation

Ericsson strongly believes that, where possible, variable compensation should be encouraged as an integral part of total remuneration. First and foremost, this aligns employees with clear and relevant targets, but it also enables more flexible payroll costs and emphasizes the link between performance and pay.

All variable compensation plans have maximum award and vesting limits. Short-term variable compensation is to a greater extent dependent on the performance of the specific unit or function, while long-term variable compensation is dependent on the achievements of the Ericsson Group.

As described in the section “Our Performance,” Ericsson measures business performance according to five categories of measurements derived from the overall strategy: growing sales faster than market, best-in-class operating margin, strong cash conversion, customer satisfaction and employee engagement. These categories form the basis for our short- and long-term variable compensation programs and set the framework of what measurements shall be used for variable compensation.

Short-term variable compensation

Annual variable compensation is delivered through cash-based programs. Specific business targets are derived from the annual business plan approved by the Board of Directors and, in turn, defined by the Company’s long-term strategy. Ericsson strives to grow faster than the market with best-in-class margins and strong cash conversion and therefore the starting point is to have three core targets:

•	Net sales growth

•	Operating income

•	Cash flow.

For the ELT, targets are thus predominantly financial at either Group level (for Heads of Group functions) or at the individual unit level (for Heads of regions or business units) and may also include operational targets like customer satisfaction and employee engagement.

The chart below illustrates how payouts to the ELT have varied with performance over the past five years.

Ericsson Annual Report on Form 20-F 2013

Summaries of 2013 short- and long-term variable compensation

What we call it	What is it?	What is the objective?	Who participates?	How is it earned?
Short-term: Compensation delivered over twelve months or less

Fixed salary	Fixed compensation paid at set times	Attract and retain employees, delivering part of annual compensation in a predictable format	All employees	Market appropriate levels set according to position and evaluated according to individual performance

Short-Term Variable compensation (STV)	A variable plan that is measured and paid over a single year	Align employees with clear and relevant targets, providing an earnings opportunity in return for performance, and flexible cost	Enrolled employees, including Executive Leadership Team. Approximately 75,000 in 2013	Achievements against set targets. Reward can increase to up to twice the target level and decrease to zero, depending on performance

Sales Incentive Plans	Tailored versions of the STV	As for STV, tailored for local or business requirements, such as sales	Employees in sales. Approximately 2,000 in 2013	Similar to STV. All plans have maximum award and vesting limits

Long-term: Compensation delivered over three years or more

Stock Purchase Plan (SPP)	All-employee stock-based plan	Reinforce a “One Ericsson” mentality and align employees’ interests with those of shareholders	All employees are eligible	Buy one share and it will be matched by one share after three years if still employed

Key Contributor Retention Plan (KC)	Share-based plan for selected individuals	Recognize, retain and motivate key contributors for performance, critical skills and potential	Up to 10% of employees	If selected, get one more matching share in addition to the SPP one

Executive Performance Stock Plan (EPSP)	Share-based plan for senior managers	Compensation for long-term commitment and value creation	Senior managers, including Executive Leadership Team	Get up to four, six or, for CEO, nine further shares matched to each SPP share for long-term performance

The Board of Directors and the Remuneration Committee decide on all targets for Group management which are cascaded to unit-related targets throughout the Company, always subject to a two-level management approval process. The Remuneration Committee monitors the appropriateness and fairness of Group target levels throughout the performance year and has the authority to revise them should they cease to be relevant or stretching or to enhance shareholder value.

During 2013, approximately 77,000 employees participated in short-term variable compensation plans.

Long-term variable compensation

Share-based long-term variable compensation plans are submitted each year for approval by shareholders at the AGM. All long-term variable compensation plans are designed to form part of a well-balanced total remuneration package and to span over a minimum of three years. As these are variable plans, outcomes are unknown and rewards depend on long-term personal investment, corporate performance and resulting share price performance. During 2013, share-based compensation was made up of three different but linked plans: the all-employee Stock Purchase Plan, the Key Contributor Retention Plan and the Executive Performance Stock Plan.

The Stock Purchase Plan

The all-employee Stock Purchase Plan is designed to offer, where practicable, an incentive for all employees to participate. This reinforces “One Ericsson,” aligned with shareholder interests. Employees can save up to 7.5% of gross fixed salary (the President and CEO can save up to 10% of gross fixed salary and short-term variable compensation) for purchase of Class B shares at market price on NASDAQ OMX Stockholm or ADSs on NASDAQ New York (contribution shares) over a 12-month period. If the contribution shares are retained by the employee for three years after the investment and employment with the Ericsson Group continues during that time, the employee’s shares will be matched with a corresponding number of Class B shares or ADSs, as applicable. The plan was introduced in 2002 and employees in 71 countries participated during its first year. In December 2013, the number of participants was over 29,000, or approximately 29% of eligible employees in 100 countries.

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

Participants selected obtain one extra matching share in addition to the one matching share for each contribution share purchased under the Stock Purchase Plan during a 12-month investment period. The plan was introduced in 2004.

Ericsson Annual Report on Form 20-F 2013

Short-term variable compensation structure

	Short-term variable compensation as percentage of fixed salary			Percentage of short-term variable compensation maximal opportunity
	Target level	Maximum level	Actual paid for 2012	Group financial targets	Unit/functional financial targets	Non-financial targets
CEO 2012	40%	80%	32%	90%	0%	10%
CEO 2013	40%	80%	25%	100%	0%	0%
Average ELT 20121)	36%	72%	37%	49%	27%	24%
Average ELT 20131)	37%	74%	36%	53%	25%	22%

1)	Excludes CEO—differences in target and maximum levels from year to year are due to changes in the composition of the ELT.

The Executive Performance Stock Plan

The Executive Performance Stock Plan was first introduced in 2004. The plan is designed to focus management on driving long-term financial performance and to provide market-competitive remuneration. Senior managers, including the ELT, are selected to obtain up to four or six extra shares (performance-matching shares). This is in addition to the one matching share for each contribution share purchased under the all-employee Stock Purchase Plan. Performance matching is subject to the fulfillment of performance targets. Since 2010, the President and CEO may obtain up to nine performance-matching shares in addition to the Stock Purchase Plan matching share for each contribution share.

In the 2004 to 2010 plans, the performance targets were Earnings Per Share (EPS) targets.

To support the long-term strategy and value creation of the Company, new targets have been in place since the 2011 plan. At the AGM 2013, the following targets for the 2013 Executive Performance Stock Plan were resolved on proposal by the Board:

•	Net Sales Growth: Up to one-third of the award will vest if the compound annual growth rate of consolidated net sales is between 2 and 8% comparing 2015 financial results to 2012

•	Operating Income Growth: Up to one-third of the award will vest if the compound annual growth rate of consolidated operating income is between 5 and 15% comparing 2015 financial results to 2012

•

Cash Conversion: Up to one third of the award will vest if cash conversion is at or above 70% during each of the years 2013-2015 and vesting one ninth of the total award for each year the target is achieved.

Before the number of performance shares to be matched are finally determined, the Board of Directors shall examine whether the performance matching is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board of Directors, reduce the number of performance shares to be matched to the lower number of shares deemed appropriate by the Board of Directors. When undertaking its evaluation of performance, the Board of Directors will consider, in particular, the impact of larger acquisitions, divestitures, the creation of joint ventures and any other significant capital event on the three targets on a case-by-case basis.

Benefits and terms of employment

Pension benefits follow the competitive practice in the employee’s home country and may contain various supplementary plans, in addition to any national system for social security. Where possible, pension plans are operated on a defined contribution basis. Under these plans, Ericsson pays in contributions but does not guarantee the ultimate benefit, unless local regulations or legislation prescribe that defined benefit plans that do give such guarantees have to be offered.

For the President and CEO and other members of the ELT employed in Sweden before 2011, a supplementary pension plan is applied in addition to the occupational pension plan for salaried staff on the Swedish labor market (ITP). The retirement age for these ELT members is normally 60 years.

The ELT members employed in Sweden from 2011 are normally covered by the defined contribution plan under the ITP1 scheme, with a retirement age of 65 years.

For members of the ELT who are not employed in Sweden, local market competitive pension arrangements apply.

Other benefits, such as company cars and medical insurance, are also set to be competitive in the local market. The ELT members may not receive loans from the Company.

The ELT members locally employed in Sweden have a mutual notice period of up to six months. Upon termination of employment by the Company, severance pay can amount to up to 18 months’ fixed salary. For other ELT members, different notice periods and severance pay agreements apply; however, no agreement exceeds the notice period of six months or the severance pay period of 18 months.

REMUNERATION POLICY IN PRACTICE

Ericsson has taken a number of measures since 2011 to enhance the understanding of how the company translates remuneration principles and policy into practice. The first step was the launch of an internal remuneration website in January 2011. The site contains e-learning and training programs targeted at line managers. It supports more informed decisions and better communication to the wider employee population. The next step in this development was the implementation of an Integrated Human Resources IT tool in 2012. The first phase was launched to all managers in Ericsson in November 2012 and covered performance management, talent planning, variable compensation and annual salary review. The second implementation phase of this IT tool, with enhancements and increased scope, was launched at the end of 2013.

Ericsson Annual Report on Form 20-F 2013

SHARE INFORMATION

STOCK EXCHANGE TRADING

The Ericsson Class A and Class B shares are listed on NASDAQ OMX Stockholm. In the United States, the Class B shares are listed on NASDAQ New York in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR) under the symbol ERIC. Each ADS represents one Class B share.

In 2013, approximately 2.0 (2.4) billion shares were traded on NASDAQ OMX Stockholm and about 1.0 (1.1) billion shares were traded on NASDAQ New York. A total of 3.0 (3.5) billion Ericsson shares were thus traded on the exchanges where we are listed. Trading volume in Ericsson shares decreased by approximately 17% on NASDAQ OMX Stockholm and by approximately 12% on NASDAQ New York compared to 2012.

The Ericsson share is also traded on other venues such as BATS Europe, Burgundy, and Chi-X Europe.

The Ericsson share

Share listings
NASDAQ OMX Stockholm
NASDAQ New York

Share data
Total number of shares in issue	3,305,051,735
of which Class A shares, each carrying one vote1)	261,755,983
of which Class B shares, each carrying one tenth of one vote1)	3,043,295,752
Ericsson treasury shares, Class B	73,968,178
Quotient value	SEK 5.00
Market capitalization, December 31, 2013	approx. SEK 258 b.
ICB (Industry Classification Benchmark)	9500

Ticker codes
NASDAQ OMX Stockholm	ERIC A/ERIC B
NASDAQ New York	ERIC
Bloomberg NASDAQ OMX Stockholm	ERICA SS/ERICB SS
Bloomberg NASDAQ	ERIC US
Reuters NASDAQ OMX Stockholm	ERICa.ST/ERICb.ST
Reuters NASDAQ	ERIC.O

1)	Both classes of shares have the same rights of participation in the net assets and earnings.

Changes in number of shares and capital stock 2008–2013

		Number of shares	Share capital
2008	June 2, reverse split 1:5	3,226,451,735	16,132,258,678
2008	July 23, new issue (Class C shares, later converted to Class B)	19,900,000	99,500,000
2008	December 31	3,246,351,735	16,231,758,678
2009	June 8, new issue (Class C shares, later converted to Class B)	27,000,000	135,000,000
2009	December 31	3,273,351,735	16,366,758,678
2010	December 31	3,273,351,735	16,366,758,678
2011	December 31	3,273,351,735	16,366,758,678
2012	June 29, new issue (Class C shares, later converted to Class B)1)	31,700,000	158,500,000
2012	December 31	3,305,051,735	16,525,258,678
2013	December 31	3,305,051,735	16,525,258,678

Share performance indicators

	2013	2012	2011	2010	2009
Earnings per share, diluted (SEK)1)	3.69	1.78	3.77	3.46	1.14
Operating income per share (SEK)2)3)	5.53	3.25	5.58	7.42	5.8
Stockholders’ equity per share, basic, end of period (SEK)4)	43.39	42.51	44.57	45.34	43.79
P/E ratio	21	36	19	22	57
Total shareholder return (%)	25	–3	–7	22	15
Dividend per share (SEK)5)	3.00	2.75	2.50	2.25	2,00

1)	Calculated on average number of shares outstanding, diluted.
2)	Calculated on average number of shares outstanding, basic.
3)	For 2010 and 2009 excluding restructuring charges.
4)	Calculated on number of shares, end of period.
5)	For 2013 as proposed by the Board of Directors.

For definitions of the financial terms used, see Glossary and Financial Terminology.

Ericsson Annual Report on Form 20-F 2013

SHARE TREND

In 2013, Ericsson’s total market capitalization increased by about 20% to SEK 258 billion, compared to a decrease by 7% reaching SEK 215 billion in 2012. The OMX Stockholm Index on NASDAQ OMX Stockholm increased by 23% and the NASDAQ composite index increased by 38%. The S&P 500 Index increased by 30%.

Ericsson Annual Report on Form 20-F 2013

SHARE AND ADS PRICES

Principal trading market—NASDAQ OMX Stockholm—share prices

The table below states the high and low share prices for our Class A and Class B shares as reported by NASDAQ OMX Stockholm for the last five years. Trading on the exchange generally continues until 5:30 p.m. (CET) each business day. In addition to trading on the exchange, there is trading off the exchange and on alternative venues during trading hours and also after 5:30 p.m. (CET).

NASDAQ OMX Stockholm publishes a daily Official Price List of Shares which includes the volume of recorded transactions in each listed stock, together with the prices of the highest and lowest recorded trades of the day. The Official Price List of Shares reflects price and volume information for trades completed by the members. The equity securities listed on the NASDAQ OMX Stockholm Official Price List of Shares currently comprise the shares of 256 companies.

Host market NASDAQ New York—ADS prices

The table below states the high and low share prices quoted for our ADSs on NASDAQ New York for the last five years. The NASDAQ New York quotations represent prices between dealers, not including retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

Share prices on NASDAQ OMX Stockholm

(SEK)	2013	2012	2011	2010	2009
Class A at last day of trading	74.50	63.90	69.55	74.00	65.00
Class A high (September 16, 2013)	86.95	72.00	93.60	88.40	78.80
Class A low (November 14, 2013)	50.00	55.55	59.05	65.20	55.40
Class B at last day of trading	78.50	65.10	70.40	78.15	65.90
Class B high (September 16, 2013)	90.95	71.90	96.65	90.45	79.60
Class B low (January 9, 2013)	64.50	55.90	61.70	65.90	55.50

Source: NASDAQ OMX Stockholm.

Share prices on NASDAQ New York

(USD)	2013	2012	2011	2010	2009
ADS at last day of trading	12.24	10.10	10.13	11.53	9.19
ADS high (September 19, 2013)	14.22	10.60	15.44	12.39	10.92
ADS low (January 9, 2013)	9.78	8.23	8.83	9.40	6.60

Source: NASDAQ New York.

Share prices on NASDAQ OMX Stockholm and NASDAQ New York

	NASDAQ OMX Stockholm				NASDAQ New York
	SEK per Class A share		SEK per Class B share		USD per ADS1)
Period	High	Low	High	Low	High	Low
Annual high and low
2009	78.80	55.40	79.60	55.50	10.92	6.60
2010	88.40	65.20	90.45	65.90	12.39	9.40
2011	93.60	59.05	96.65	61.70	15.44	8.83
2012	72.00	55.55	71.90	55.90	10.60	8.23
2013	86.95	50.00	90.95	64.50	14.22	9.78

Quarterly high and low
2012 First Quarter	72.00	59.25	71.90	58.15	10.53	8.58
2012 Second Quarter	69.70	58.75	69.95	59.60	10.60	8.23
2012 Third Quarter	67.00	55.95	67.80	55.90	10.05	8.23
2012 Fourth Quarter	64.90	55.55	66.85	56.60	10.21	8.31
2013 First Quarter	84.55	62.90	86.40	64.50	13.46	9.78
2013 Second Quarter	80.20	69.65	83.15	72.40	12.60	10.67
2013 Third Quarter	86.95	71.00	90.95	74.10	14.22	11.26
2013 Fourth Quarter	82.75	50.00	87.10	76.05	13.71	11.59

Monthly high and low
October 2013	82.75	72.15	87.10	76.50	13.71	11.82
November 2013	80.00	50.00	83.75	76.85	12.64	11.84
December 2013	77.50	71.95	81.90	76.05	12.45	11.59
January 2014	78.45	71.55	82.50	75.05	12.58	11.52
February 2014	80.20	74.45	84.40	78.35	13.00	11.97
March 2014	82.00	76.50	86.25	80.20	13.37	12.52

1)	One ADS = 1 Class B share.

Source: NASDAQ OMX Stockholm and NASDAQ New York.

Ericsson Annual Report on Form 20-F 2013

SHAREHOLDERS

As of December 31, 2013, the Parent Company had 516,922 shareholders registered at Euroclear Sweden AB (the Central Securities Depository—CSD), of which 1,008 holders had a US address. According to information provided by our depositary, Citibank, there were 201,138,791 ADSs outstanding as of December 31, 2013, and 4,310 registered holders of such ADSs. A significant number of Ericsson ADSs are held by banks, brokers and/or nominees for the accounts of their customers. As of January 3, 2014, the total number of bank, broker and/or nominee accounts holding Ericsson ADSs was 165,678.

According to information known at year-end 2013, approximately 81% of our Class A and Class B shares were owned by institutions, Swedish and international.

Our major shareholders do not have different voting rights than other shareholders holding the same classes of shares.

As far as we know, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) separately or jointly.

The table shows the total number of shares in the Parent Company owned by the Executive Leadership Team and Board members (including Deputy employee representatives) as a group as of December 31, 2013.

The Executive Leadership Team and Board members, ownership

	Number of Class A shares	Number of Class B shares	Voting rights, percent
The Executive Leadership Team and Board members as a group (32 persons)	0	828,323	0,01%

Includes shares held via endowment insurance, for more info see page 114 note 2 For individual holdings, see Corporate Governance Report.

The following table shows share information, as of December 31, 2013, with respect to our 15 largest shareholders, ranked by voting rights, as well as their percentage of voting rights as of December 31, 2013, 2012 and 2011.

Largest shareholders, December 31, 2013 and percentage of voting rights, December 31, 2013, 2012 and 2011

Identity of person or group1)	Number of Class A shares	Of total Class A shares, percent	Number of Class B shares	Of total Class B shares, percent	2013 Voting rights, percent	2012 Voting rights, percent	2011 Voting rights, percent
Investor AB (Investment Management)	115,762,803	44.23	59,284,545	1.95	21.50	21.37	21.48
AB Industrivärden (Investment Management)	86,052,615	32.88	500,000	0.02	15.21	14.96	14.34
Handelsbankens Pensionsstiftelse	20,465,220	7.82	0	0.00	3.62	3.72	4.20
Swedbank Robur Fonder AB	16,795	0.01	122,129,103	4.01	2.16	2.71	2.79
AFA Försäkring AB	11,423,000	4.36	4,465,519	0.15	2.10	2.18	2.31
BlackRock Fund Advisors	0	0.00	82,330,468	2.71	1.45	1.37	1.46
Dodge & Cox, Inc.	0	0.00	77,028,778	2.53	1.36	1.14	0.96
AMF Pensionsförsäkring AB	0	0.00	75,764,586	2.49	1.34	1.26	1.34
Skandia Liv	6,406,801	2.45	10,549,642	0.35	1.32	1.31	1.36
Norges Bank Investment Management	0	0.00	65,175,818	2.14	1.15	1.36	1.24
Pensionskassan SHB Försäkringsföreningen	6,381,570	2.44	0	0.00	1.13	1.13	1.39
OppenheimerFunds, Inc.	0	0.00	61,829,103	2.03	1.09	1.10	1.20
Handelsbanken Fonder AB	290,578	0.11	44,974,450	1.48	0.85	1.07	0.96
State Street Global Advisors	22,824	0.01	43,108,269	1.42	0.77	0.07	0.05
Aberdeen Asset Managers Ltd.	0	0.00	40,461,909	1.33	0.71	1.16	1.05
Others	14,933,777	5.71	2,355,693,562	77.41	44.25	44.10	43.87

Total	261,755,983	100	3,043,295,752	100	100	100	100

1)	Source: King Worldwide

Ericsson Annual Report on Form 20-F 2013

SUPPLEMENTAL INFORMATION

The following information is provided to comply with certain requirements of Form 20-F which are not satisfied in full by the information in the Swedish Annual Report.

GENERAL FACTS ON THE COMPANY

Legal name of the Parent Company: Telefonaktiebolaget LM Ericsson (publ). The terms “Ericsson”, the “Company”, the “Group”, “us”, “we”, and “our” all refer to Telefonaktiebolaget LM Ericsson and its subsidiaries.

Organization number: 556016-0680

Legal form of the Parent Company: A Swedish limited liability company, organized under the Swedish Companies Act.

Country of incorporation: Sweden.

Date of incorporation: The Parent Company was incorporated on August 18, 1918, as a result of a merger between AB LM Ericsson & Co. and Stockholms Allmänna Telefon AB.

Domicile: Our registered office is Telefonaktiebolaget LM Ericsson, SE–164 83 Stockholm, Sweden. Our headquarters are located at Torshamnsgatan 21, Kista, Sweden.

Telephone number: +46 10 719 0000

Website: www.ericsson.com

The information included on our website is not incorporated herein by reference.

Agent in the US: Ericsson Inc., Vice President Legal Affairs, 6300 Legacy Drive, Plano, Texas 75024. Telephone number: +1 972 583 0000.

Shares: Ericsson’s Class A and Class B shares are traded on NASDAQ OMX Stockholm. In the US, our American Depository Shares (ADS), each representing one underlying Class B share, are traded on NASDAQ New York.

Parent Company operations: The business of the Parent Company, Telefonaktiebolaget LM Ericsson, consists mainly of corporate management, holding company functions and internal banking activities. Parent Company operations also include customer credit management activities performed by Ericsson Credit AB on a commission basis.

Subsidiaries and associated companies: For a listing of our significant subsidiaries, please see section “Investments”. In addition to our joint venture ST-Ericsson (up until August 2, 2013), we are engaged in a number of minor joint ventures and cooperative arrangements. For more information regarding risks associated with joint ventures, strategic alliances and third-party agreements please see Risk Factors, “Market, Technology and Business Risks”.

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

Today, Ericsson is a leading provider of communications equipment, telecom services and support solutions. Our customers, in over 180 countries, are mainly operators of communications networks worldwide. We manage networks, or parts of networks, for one billion subscribers.

EXCHANGE RATES

The following tables provide information with respect to the exchange rate for SEK per USD 1.00, based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate of March 28, 2014, was SEK 6.5024 per USD 1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Average Exchange rates

Year ended December 31	Average
2009	7.6232
2010	7.1895
2011	6.4263
2012	6.7247
2013	6.5152

Exchange rates, monthly high and low

Month	High	Low
September 2013	6.3416	6.6700
October 2013	6.3237	6.5130
November 2013	6.4922	6.6600
December 2013	6.4127	6.5964
January 2014	6.5568	6.3476
February 2014	6.4764	6.2880
March 2014 (last available data is for March 28)	6.5024	6.3394

Effects of exchange rate fluctuations on our business is described in the Notes to the Consolidated Financial Statements—Note C20, “Financial Risk Management and Financial Instruments.” Noon buying rates are not used in the preparation of our financial statements.

PRIMARY MANUFACTURING AND ASSEMBLY FACILITIES

We continuously adjust our production capacity to meet expected customer demand. At year-end 2013, our overall capacity utilization was close to 100%. The table “Primary manufacturing and assembly facilities” summarizes where we have major sites and the total floor space at year-end. The majority of the floor space within our production facilities is used for assembly and verification.

Primary manufacturing and assembly facilities

	2013		2012		2011
	Sites	Thousands of sq meters	Sites	Thousands of sq meters	Sites	Thousands of sq meters
Sweden	4	67.2	7	125.1	7	125.1
China	5	32.8	5	83.5	5	91.1
Estonia	1	23.7	1	23.7	1	23.7
Italy	1	16.0	1	10.5	2	20.1
Brazil	1	25.3	1	37.4	1	33.7
Mexico	1	0.8	1	0.6	—	—
India	1	24.5	1	25.0	1	25.0

Total	14	190.3	17	305.8	17	318.7

Ericsson Annual Report on Form 20-F 2013

OPERATING RESULTS

YEARS ENDED DECEMBER 31, 2012 AND 2013

Please refer to Board of Directors’ Report.

YEARS ENDED DECEMBER 31, 2011 AND 2012

FINANCIAL RESULTS OF OPERATIONS

Abbreviated income statement

	IFRS			Restructuring charges
SEK billion	2012	2011	2010	2012	2011	2010
Net sales	227.8	226.9	203.3
Cost of sales	–155.7	–147.2	–129.1	–2.2	–1.2	–3.4
Gross income	72.1	79.7	74.3	–2.2	–1.2	–3.4

Gross margin %	31.6%	35.1%	36.5%
Operating expenses	–58.9	–59.3	–58.6	–1.2	–2.0	–3.5

Operating expenses as % of sales	25.8%	26.1%	28.8%
Other operating income and expenses	9.0	1.3	2.0	—	—	—

Operating income before share in earnings of JVs and associated companies	22.2	21.7	17.6	–3.4	–3.2	–6.8
Operating margin % before share in earnings of JVs and associated companies	9.7%	9.6%	8.7%

Share in earnings of JVs and associated companies	–11.7	–3.8	–1.2	–0.3	–0.6	–0.5

Operating income	10.5	17.9	16.5	–3.8	–3.7	–7.3

Operating margin %	4.6%	7.9%	8.1%
Financial income and expenses, net	–0.3	0.2	–0.7
Taxes	–4.2	–5.6	–4.5
Net income	5.9	12.6	11.2
EPS diluted (SEK)	1.78	3.77	3.46

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

Ericsson Annual Report on Form 20-F 2013

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

An important focus area is the monitoring of working capital. Major efforts have been made during the year in order to reduce days sales outstanding and inventory turnover days as well as to increase payable days. The target for days sales outstanding was met, while the other two targets were not achieved. Efforts to further reduce working capital continued in 2013 and the working capital targets are the same as previous years.

For 2011, the dividend was SEK 2.50 per share. The Annual General Meeting 2013 resolved on a dividend of SEK 2.75 per share for 2012. This represents a total dividend of approximately SEK 9.1 (8.2) billion. The proposal reflects year 2012’s earnings and balance sheet structure, as well as coming years’ business plans and economic development, according to Ericsson’s dividend policy.

Ericsson Annual Report on Form 20-F 2013

Non-current assets

Intangible assets increased to SEK 49.4 (44.0) billion due to acquisitions during the year. Customer financing, current and non-current, increased to SEK 5.3 (4.2) billion.

Current assets

Inventory levels decreased at the end of the year. At year end, inventory was SEK 28.8 (33.1) billion. The target of inventory turnover days less than 65 days was not reached.

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

Ericsson Annual Report on Form 20-F 2013

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

Ericsson Annual Report on Form 20-F 2013

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

Ericsson´s global market share for LTE was twice as big as the largest competitor, measured in shipments for full year 2012.

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

Ericsson Annual Report on Form 20-F 2013

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

The JV ST-Ericsson

ST-Ericsson was a 50/50 joint venture between STMicroelectronics and Ericsson, established in 2009. The Ericsson share of ST-Ericsson’s results was accounted for according to the equity method. ST-Ericsson’s main competitor was Qualcomm.

In December 2012, STMicroelectronics announced its intention to exit as a shareholder in ST-Ericsson. On the same day, Ericsson announced that it would continue to work together with STMicroelectronics to find a suitable strategic solution for ST-Ericsson. In December, Ericsson also stated that it would not acquire the full majority of ST-Ericsson and that the Company intended to write down investments and make a provision related to its 50% stake in ST-Ericsson.

This resulted in a non-cash charge of SEK 8.0 billion in 2012. The charge included write-down of SEK 4.7 billion of investments to reflect the best estimate of Ericsson’s share of the fair market value of the joint venture. The charge also included a provision of SEK 3.3 billion related to the available strategic options at hand for the future of the ST-Ericsson assets. As of year-end 2012, there were no more investments related to ST-Ericsson on Ericsson’s balance sheet.

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

Ericsson Annual Report on Form 20-F 2013

Sony Ericsson was consolidated until December 31, 2011, according to the equity method.

The divestment resulted in a gain of SEK 7.7 billion and a positive cash flow effect of SEK 9.1 billion.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Telefonaktiebolaget LM Ericsson is registered under no. 556016–0680 in the Company Register kept by the Swedish Companies Registration Office. Our Company’s objective and purposes are described in §2 of the Articles of Association.

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

The Company’s shares are divided into three series: Class A shares, Class B shares and Class C shares; however, no Class C shares are currently outstanding. Under the Swedish Companies Act (2005:551) (the “Swedish Companies Act”), shareholders must approve each issue of additional shares either by deciding on the share issue at a shareholders’ meeting, or by a shareholders’ approval of a decision on a share issue by the Board, or by giving an authorization to the Board to decide about a share issue. If we decide to issue new Class A, Class B and Class C shares by means of a cash issue, or an issue against payment through set-off of claims, Class A, Class B and Class C shareholders (except for Ericsson and its subsidiaries, in the event they hold shares in Ericsson) have a primary preferential right to subscribe for new shares of the same type in relation to the number of shares previously held by them. Shares not subscribed for through a preferential right shall be offered to all shareholders for subscription on a pro rata basis. If we decide to issue new shares of only one series by means of a cash issue or an issue against payment through set-off of claims, all shareholders, regardless of whether their shares are Class A, Class B or Class C, are entitled to a preferential right to subscribe for new shares in proportion to the number of shares previously held by them. Shareholders may vote to waive shareholders’ preferential rights at a general meeting.

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

We are required to publish notices to attend annual general meetings no earlier than six weeks and no later than four weeks prior to the annual general meeting and the same notice period requirements apply regarding extraordinary general meetings concerning changes in our articles of association. Notices to attend other types of extraordinary general meetings at Ericsson must be published no earlier than six weeks and no later than three weeks prior to the general meeting.

Directors are elected during the annual general meeting for a period of one year at a time and do not stand for reelection at staggered intervals.

A shareholder may attend and vote at the meeting in person or by proxy. For companies whose shares are registered in a central securities

Ericsson Annual Report on Form 20-F 2013

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

Purchase of Own Shares

A Swedish public limited liability company whose shares are traded on a regulated market place within the European Economic Area (“EEA”) or a market place comparable to a regulated market place outside the EEA is entitled to purchase its own shares under certain conditions. A purchase by us of our own shares may take place only if (a) the purchase has been decided upon by a general meeting of shareholders or the Board has been authorized by a general meeting of shareholders, in both cases by a two thirds majority of votes cast at the meeting as well as two-thirds of the shares represented at the meeting, (b) the purchase is effected on a regulated market place within the EEA or a market place comparable to a regulated market place outside the EEA (in the latter case with the approval of the Swedish Financial Supervisory Authority the “SFSA”) or pursuant to an offer to all shareholders or holders of a specific class of shares, (c) the Company’s restricted equity will still be fully covered and the purchase is justifiable taken into account the type of business activities of the Company and the group, their scope and risks related thereto and the Company’s and the group’s need for financial resources, its liquidity and financial position, and (d) we and our subsidiaries do not hold or, as a result of purchase, will not hold in excess of 10% of all our outstanding shares. As of December 31, 2013, the Company held an aggregate of 73,968,178 treasury stock of Class B shares.

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

Ericsson Annual Report on Form 20-F 2013

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

Certain United States Federal Income Tax Consequences

The following discussion is a summary of the material United States federal income tax consequences relevant to the ownership and disposition of ADSs or Class B shares. This discussion is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion is not a full discussion of all tax considerations that may be relevant to the ownership and disposition of ADSs or Class B shares. The discussion applies only if you will hold the ADSs and/or the Class B shares as capital assets and you use the USD as your functional currency. It does not deal with the tax treatment of investors subject to special rules, such as grantor trusts, real estate investment trusts, regulated investment companies, banks, brokers or dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of recording for their securities holdings, financial institutions, insurance companies, tax-exempt entities, investors liable for alternative minimum tax, holders (either actually or constructively) of 10% or more of the voting power of our shares, persons holding ADSs and/or Class B shares as part of a hedging, straddle, conversion or constructive sale transaction and persons who are resident or ordinarily resident in Sweden. In addition, investors holding ADSs and/or Class B shares indirectly through partnerships are subject to special rules not discussed below. You should consult your own tax advisors about the United States federal, state, local and foreign tax consequences to you of the ownership and disposition of the ADSs or Class B shares.

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

The discussion below assumes that the representations contained in the deposit agreement governing the ADSs are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you will be treated as the holder of the underlying Class B shares represented by those ADSs for United States federal income tax purposes.

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

Ericsson Annual Report on Form 20-F 2013

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

Passive Foreign Investment Company Status

A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2013. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the value of our assets, as determined from time to time. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relevant provisions of the Code. You should consult your own tax advisors about the consequences of our potential classification as a PFIC.

If we were classified as a PFIC with respect to your ADSs or Class B shares for any taxable year we would generally continue to be a PFIC (unless certain conditions are met) and you would be subject to special rules with respect to:

•	any gain realized on the sale or other disposition of ADSs or Class B shares; or

•

any other “excess distribution” made to you (generally, any distributions to you in respect of ADSs or Class B shares during a single taxable year that are, in the aggregate, greater than 125% of the average annual distributions received by you in respect of ADSs or Class B shares during the three preceding taxable years or, if shorter, your holding period for ADSs or Class B shares).

Under these rules:

•	the gain or any other excess distribution would be allocated ratably over your holding period for ADSs or Class B shares;

•	the amount allocated to the taxable year in which the gain or excess distribution was realized and any year before we became a PFIC would be taxable as ordinary income and

•

the amount allocated to each prior year, other than the current year and any taxable year prior to the first taxable year in which we were a PFIC, would be subject to tax at the highest applicable marginal tax rate in effect for each such year; and an interest charge would be imposed.

If we are a PFIC for any taxable year, you will also be deemed to own shares in any of our subsidiaries that are also PFICs in such a year. As an alternative to the special rules described above, holders of “marketable stock” in a PFIC may elect mark-to-market treatment with respect to their ADSs or Class B shares. ADSs or Class B shares will not be considered marketable stock unless they are regularly traded on a qualified exchange or other market. If the mark-to-market election is available and you elect mark-to-market treatment you will, in general, include as ordinary income each year an amount equal to the increase in value of your ADSs or Class B shares for that year (measured at the close of your taxable year) and will generally be allowed a deduction for any decrease in the value of your ADSs or Class B shares for the year, but only to the extent of previously included mark-to-market income. In addition, any gain you recognize upon the sale or other disposition of the ADSs or Class B shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of previously included mark-to-market income. Any loss in excess of previously included mark-to-mark income will be treated as a capital loss. However, a mark-to-market election would likely be unavailable with respect to your proportionate share in any of our subsidiaries that are PFICs.

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

Ericsson Annual Report on Form 20-F 2013

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

DEPOSITARY FEES AND CHARGES

Fees and charges payable by ADS holders

	Service	Rate	By whom paid

1)	Receipt of deposits and issuance of receipts	Up to USD 5 per 100 American Depositary Shares of fraction thereof	Party to whom receipts are issued

2)	Delivery of deposited shares against surrender of receipts	Up to USD 5 per 100 American Depositary Shares or fraction thereof	Party surrendering receipts

3)	Distribution of Cash Dividends and Cash Proceeds	Up to USD 2 per 100 American Depositary Shares	All holders of American Depositary Shares

4)	Administration of the ADSs	Up to USD 2 per 100 American Depositary Shares per annum	All holders of American Depositary Shares

Except as otherwise provided in the Deposit Agreement, any and all other expenses of the Depositary, including without limitation, expenses or charges for printing, stationery, postage, insurances, cables, etc, are to be borne by the Depositary, or by the Company in accordance with agreements entered into from time to time with the Company.

Fees payable by the Depositary to the Issuer

Citibank N.A. (“Citibank”), as depositary through January 6, 2014, agreed to reimburse Ericsson USD 5 million per year for expenses related to our ADS program (the “Program”), including Program-related legal fees, expenses related to investor relations in the US, US investor presentations, ADS-related financial advertising and public relations, fees and expenses of Citibank as administrator of the ADS Direct Plan, fees in relation to our Form 20-F and SOX compliance.

Citibank further agreed to waive other ADS program related expenses amounting to USD 22,582.94 associated with the administration of the Program.

On January 7, 2014, Ericsson entered into a deposit agreement with Deutsche Bank Trust Company America (“Deutsche Bank”), which replaced Citibank as the depositary of our ADSs. Deutsche Bank has agreed to reimburse Ericsson USD 4.2 million per year for expenses related to our ADS program (the “Program”), including Program-related legal fees, expenses related to investor relations in the US, US investor presentations, fees in relation to the preparation of our Form 20-F and Form 6-K reports and SOX and NASDAQ compliance. In addition, Deutsche Bank has agreed to reimburse Ericsson a percentage of the revenues collected by Deutsche Bank as a result of charging fees from our ADS holders.

Deutsche Bank has further agreed to waive the costs associated with the administration of the Program and reporting services.

CORPORATE GOVERNANCE REQUIREMENTS

Ericsson is subject to a variety of corporate governance requirements. However, it can rely on exemptions from certain U.S. requirements, including those that are different from Swedish Law. Below is an exemption relied upon by Ericsson:

•

All members of the audit committee of a NASDAQ-listed company must be independent in accordance with the SEC and the NASDAQ rules. The SEC rules include a specific exemption from these independence requirements for audit committee members who are non-executive employee representatives appointed to the audit committee pursuant to local law.

        The Company relies on this exemption, and it does not consider that such reliance adversely affects the ability of the Audit Committee to act independently or satisfy other SEC requirements. In addition, foreign private issuers such as Ericsson may follow home country practices in lieu of certain NASDAQ corporate governance requirements. Below is a list of practices followed by Ericsson that differ from certain corporate governance requirements under the NASDAQ Marketplace Rules:

•	Employee representatives are elected to the Board of Directors and serve on Committees (including the Audit and the Remuneration Committees) in accordance with Swedish law

•

Employee representatives on the Board and Committees may attend all Board and respective Committee meetings (including those of the Audit and the Remuneration Committees) in accordance with Swedish laws

•	Shareholders participate in the appointment of members of the Nomination Committee in accordance with common Swedish market practice

•	The external auditor is proposed by the Nomination Committee in cooperation with the Audit Committee and elected by the shareholders

•	No minimum quorum requirements for shareholder meetings, except under certain circumstances.

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

•

Specific pre-approval—all other non-audit related services must receive specific pre-approval. The Audit CommitteeChairman has the delegated authority for specific pre-approval in between Committee meetings, provided that the fee in each case does not exceed SEK 2.5 million. The Chairman reports any pre-approval to the Audit Committee at its next meeting. For matters which may not be handled by the Chairman and require specific pre-approval by the Audit Committee, the auditor submits an application to the Parent Company for final approval by the Audit Committee.

Ericsson Annual Report on Form 20-F 2013

DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT OF 2013 (ITRA)

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

Due to its operations in Iran, and having staff permanently in the country, Ericsson has contacts with its local customers and retains certain local suppliers and service providers. In addition, Ericsson has other dealings incidental to its local activities, such as making payments for taxes, salaries, rents, utilities and office and similar supplies and customs related services. As a result, Ericsson has contact with companies that may be owned or controlled by the government of Iran. While Ericsson seeks to obtain information regarding the ownership of customers and other counterparties in Iran, it is sometimes difficult to determine ownership and control with certainty, particularly with respect to determining whether an entity engaged in commercial activities is owned or controlled by the government.

During 2013, Ericsson sold telecommunications infrastructure related products and services in Iran to MTNIrancell and to Mobile Communication Company of Iran (“MCCI”), telecommunications companies operating in Iran. During 2013, Ericsson’s gross revenue related to sales to MTNIrancell and MCCI in Iran was approximately SEK 1,483 million. Ericsson does not normally allocate net profit on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its net profit from such sales, after internal cost allocation was less than SEK 160 million during 2013. In light of the recent international developments related to Iran, Ericsson has decided not to execute on the previously anticipated phase out of telecommunications infrastructure related products to customers in Iran. Ericsson intends to continue to engage with existing customers in Iran while continuously evaluating the situation.

In some instances, Ericsson has had to arrange performance bonds or similar financial guarantees to secure Ericsson’s performance of obligations under the commercial agreements Ericsson has entered into relating to the business in Iran. In such instances, Ericsson usually engages its banks outside Iran, who in turn engage local banks in the country. These local banks include Tejarat Bank, Melli Bank and Saderat Bank. Although some bonds and guarantees involving these banks are still in place, no new performance bonds or similar guarantees with respect to Ericsson’s business activities in Iran were issued during 2013, nor were payments made to beneficiaries under any such existing bond or guarantee.

During 2013, Ericsson’s Iranian subsidiary temporarily opened an account in Tejarat Bank for purposes of collecting interest income amounting to approximately SEK 0.6 million earned from Tejarat Bank prior to the closing of the subsidiary’s accounts with that bank in 2012. The account was closed once the amount had been collected and transferred to an account in another bank.

Some payments made to Ericsson’s local subsidiary and payments required to be made by the local subsidiary to suppliers involve banks controlled by the government of Iran, such as Bank Mellat, Tejarat Bank, Bank Melli, Saderat Bank, Keshavarzi Bank, Eghtesad Novin Bank, Refah Bank and Bank Sepah. Ericsson also received payments from customers to Ericsson’s accounts outside Iran.

Ericsson Annual Report on Form 20-F 2013

INVESTMENTS

The following listing shows certain shareholdings owned directly and indirectly by the Parent Company as of December 31, 2013. A complete listing of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Companies Registration Office (Bolagsverket), may be obtained upon request to: Telefonaktiebolaget LM Ericsson, External Reporting, SE-164 83 Stockholm, Sweden.

Shares owned directly by the Parent Company

Type	Company	Domicile	Percentage of ownership		Par value in local currency, million	Carrying value, SEK million
Subsidiary companies
I	Ericsson AB	Sweden	100		50	20,731
I	Ericsson Shared Services AB	Sweden	100		361	2,216
I	Netwise AB	Sweden	100		2	306
II	AB Aulis	Sweden	100		14	6
III	Ericsson Credit AB	Sweden	100		5	5
	Other (Sweden)		—		—	1,847
I	Ericsson Austria GmbH	Austria	100		4	65
I	Ericsson Danmark A/S	Denmark	100		90	216
I	Oy LM Ericsson Ab	Finland	100		13	196
II	Ericsson Participations France SAS	France	100		26	524
I	Ericsson Germany GmbH	Germany	100		—	4,232
I	Ericsson Hungary Ltd.	Hungary	100		1,301	120
II	LM Ericsson Holdings Ltd.	Ireland	100		2	15
I	Ericsson Telecomunicazioni S.p.A.	Italy	100		44	5,357
II	Ericsson Holding International B.V.	The Netherlands	100		222	3,200
I	Ericsson A/S	Norway	100		75	114
II	Ericsson Television AS	Norway	100		161	1,788
I	Ericsson Corporatia AO	Russia	100		5	5
I	Ericsson España S.A.	Spain	100		43	170
I	Ericsson AG	Switzerland	100		—	—
II	Ericsson Holdings Ltd.	United Kingdom	100		328	4,094
	Other (Europe, excluding Sweden)		—		—	395
II	Ericsson Holding II Inc.	United States	100		2,830	29,006
I	Companía Ericsson S.A.C.I.	Argentina	95	1)	41	178
I	Ericsson Canada Inc.	Canada	100		—	51
I	Belair Networks	Canada	100		170	170
I	Ericsson Telecom S.A. de C.V.	Mexico	100		n/a	1,050
	Other (United States, Latin America)		—		—	67
II	Teleric Pty Ltd.	Australia	100		20	100
I	Ericsson Ltd.	China	100		2	2
I	Ericsson (China) Company Ltd.	China	100		65	475
I	Ericsson India Private Ltd.	India	100		725	147
I	Ericsson India Global Services PVT. Ltd	India	100		389	64
I	Ericsson-LG CO Ltd.	Korea	75		150	3,285
I	Ericsson (Malaysia) Sdn. Bhd.	Malaysia	70		2	4
I	Ericsson Telecommunications Pte. Ltd.	Singapore	100		2	1
I	Ericsson South Africa PTY. Ltd	South Africa	100		—	128
I	Ericsson Taiwan Ltd.	Taiwan	90		270	36
I	Ericsson (Thailand) Ltd.	Thailand	49	2)	90	17
	Other countries (the rest of the world)		—		—	373

	Total					80,756

Joint ventures and associated companies
II	ST-Ericsson SA	Switzerland	50		137	—
I	Rockstar Consortium Group	Canada	21		1	7
I	Ericsson Nikola Tesla d.d.	Croatia	49		65	330

	Total					337

Key to type of company

I	Manufacturing, distribution and development companies
II	Holding companies
III	Finance companies
1)	Through subsidiary holdings, total holdings amount to 100% of Compania Ericsson S.A.C.I.
2)	Through subsidiary holdings, total holdings amount to 100% of Ericsson (Thailand) Ltd.

Ericsson Annual Report on Form 20-F 2013

Shares owned by subsidiary companies

Type	Company	Domicile	Percentage of ownership
Subsidiary companies
II	Ericsson Cables Holding AB	Sweden	100
I	Ericsson France SAS	France	100
I	Ericsson Telekommunikation GmbH 1)	Germany	100
I	LM Ericsson Ltd.	Ireland	100
I	Ericsson Telecommunicatie B.V.	The Netherlands	100
I	Ericsson Telekomunikasyon A.S.	Turkey	100
I	Ericsson Ltd.	United Kingdom	100
I	Ericsson Inc.	United States	100
I	Ericsson Wifi Inc.	United States	100
I	Drutt Corporation Inc.	United States	100
I	Optimi Corporation	United States	100
I	Redback Networks Inc.	United States	100
I	Telcordia Technologies Inc.	United States	100
I	Ericsson Telecomunicações S.A.	Brazil	100
I	Ericsson Australia Pty. Ltd.	Australia	100
I	Ericsson (China) Communications Co. Ltd.	China	100
I	Nanjing Ericsson Panda Communication Co. Ltd.	China	51
I	Ericsson Japan K.K.	Japan	100
I	Ericsson Communication Solutions Pte Ltd.	Singapore	100

Key to type of company

I	Manufacturing, distribution and development companies
II	Holding companies

Ericsson Annual Report on Form 20-F 2013

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

The non-IFRS financial measures presented in this report may differ from similarly-titled measures used by other companies.

Ericsson EBITA margin

SEK billion	2013	2012	2011	2010	2009
Net income	12.2	5.9	12.6	11.2	4.1
Interest	0.7	0.3	–0.2	0.7	–0.3
Tax	4.9	4.2	5.6	4.5	2.1
Amortization and write-downs of acquired intangibles	4.5	4.6	4.5	5.9	7.8
EBITA	22.4	15.0	22.4	22.4	13.8

Net sales	227.4	227.8	226.9	203.3	206.5
EBITA margin (%)	9.8%	6.6%	9.9%	11.0%	6.7%

Capital employed

	2013	2012	2011	2010	2009
Total assets	269,190	274,996	280,349	281,815	269,809
Non-interest-bearing provisions and liabilities
Provisions, non-current	–222	–211	–280	–353	–461
Deferred tax liabilities	–2,650	–3,120	–2,250	–2,571	–2,270
Other non-current liabilities	–1,459	–2,377	–2,248	–3,296	–2,035
Provisions, current	–5,140	–8,427	–5,985	–9,391	–11,970
Trade payables	–20,502	–23,100	–25,309	–24,959	–18,864
Other current liabilities	–58,314	–61,108	–57,970	–58,605	–52,529

Capital employed	180,903	176,653	186,307	182,640	181,680

Return on capital employed

	2013	2012	2011	2010	2009
Operating income	17,845	10,458	17,900	16,455	5,918
Financial income	1,346	1,708	2,882	1,047	1,874
Average capital employed1)
Capital employed at January 1	176,653	186,307	182,640	181,680	182,439
Capital employed at December 31	180,903	176,653	186,307	182,640	181,680
Average capital employed	178,778	181,480	184,474	182,160	182,060

Return on capital employed2)	10.7%	6.7%	11.3%	9.6%	4.3%

1)	Average capital employed is the average of the amounts of capital employed at January 1 and December 31.
2)	Return on capital employed is the total of operating income and financial income as a percentage of average capital employed.

Gross cash and Net cash

	2013	2012	2011	2010	2009
Cash and cash equivalents	42,095	44,682	38,676	30,864	22,798
Short term investments	34,994	32,026	41,866	56,286	53,926
Gross cash	77,089	76,708	80,542	87,150	76,724
Post-employment benefits	–9,825	–9,503	–10,016	–5,092	–8,533
Interest-bearing liabilities
Borrowings non-current	–22,067	–23,898	–23,256	–26,955	–29,996
Borrowings current	–7,388	–4,769	–7,765	–3,808	–2,124

Net cash	37,809	38,538	39,505	51,295	36,071

Ericsson Annual Report on Form 20-F 2013

Return on equity

	2013	2012	2011	2010	2009
Net income attributable to stockholders of the Parent Company	12,005	5,775	12,194	11,146	3,672
Average stockholders’ equity1)
Stockholders’ equity at January 1	136,883	143,105	145,106	139,870	140,823
Stockholders’ equity at December 31	140,204	136,883	143,105	145,106	139,870
Average stockholders’ equity	138,544	139,994	144,106	142,488	140,347

Return on equity2)	8.7%	4.1%	8.5%	7.8%	2.6%

1)	Average stockholders’ equity is based on the amounts at January 1 and December 31.
2)	Return on equity is Net income attributable to stockholders of the Parent Company as a percentage of average Stockholders’ equity (based on the amounts at January 1 and December 31).

Working capital

	2013	2012	2011	2010	2009
Current assets	190,896	193,254	198,816	198,443	182,442
Current non-interest-bearing provisions and liabilities
Provisions, current	–5,140	–8,427	–5,985	–9,391	–11,970
Trade payables	–20,502	–23,100	–25,309	–24,959	–18,864
Other current liabilities	–58,314	–61,108	–57,970	–58,605	–52,529

Working capital1)	106,940	100,619	109,552	105,488	99,079

1)	Working capital is Current assets less current non-interest-bearing provisions and liabilities

Cash conversion

		2013	2012	2011	2010	2009
Cash flow from operating activities	A	17,389	22,031	9,982	26,583	24,476
Net income	B	12,174	5,938	12,569	11,235	4,127
Adjustments to reconcile net income to cash	C	9,828	13,077	12,613	12,490	16,856

Cash conversion = A/(B+C)		79%	116%	40%	112%	117%

Ericsson Annual Report on Form 20-F 2013

GLOSSARY

2G

The first digital generation of mobile systems. Includes GSM, TDMA, PDC and cdmaOne.

3G

Third generation mobile system. Includes WCDMA/HSPA, CDMA2000 and TD-SCDMA.

4G

See LTE.

Backhaul

Transmission between radio base stations and the core network.

BSS

Business support systems.

CAGR

Compound Annual Growth Rate.

Carrier grade

(Also telecom grade) refers to a system, or a hardware or software component, with at least “five nines”, i.e. 99.999%, availability.

CDMA

Code Division Multiple Access. A radio technology on which the cdmaOne (2G) and CDMA2000 (3G) mobile communication standards are both based.

Cloud

When data and applications reside in the network.

EDGE

An enhancement of GSM. Enables the transmission of data at speeds up to 250 kbps (Evolved EDGE up to 1 Mbps.)

GSM

Global System for Mobile Communications. A first digital generation mobile system.

CO2e

The amount of a particular greenhouse gas, expressed as the amount of carbon dioxide that gives the same greenhouse effect.

EPC

Evolved Packet Core. The core network of the LTE system.

Heterogeneous network

Densification and enhancement of a network to increase capacity.

HSPA

High Speed Packet Access. Enhancement of 3G/WCDMA that enables mobile broadband.

ICT

Information and Communication Technology.

IMS

IP Multimedia Subsystem. A standard for voice and multimedia services over mobile and fixed networks using IP.

IP

Internet Protocol. Defines how information travels between network elements across the internet.

IPR

Intellectual Property Rights.

IPTV

IP Television. A technology that delivers digital television via fixed broadband access.

JV

Joint Venture.

LTE

Long-Term Evolution. 4G; the evolutionary step of mobile technology beyond HSPA, allowing data rate above 100 Mbps.

M-commerce

Mobile commerce.

M2M

Machine-to-machine communication.

Managed services

Management of operator networks and/or hosting of their services.

Mobile broadband

Wireless high-speed internet access using the HSPA, LTE and CDMA2000EV-DO technologies.

Networked Society

Ericsson’s vision of what will happen when everything that can benefit from being connected is connected, empowering people, business and society.

OSS

Operations Support Systems.

Penetration

The number of subscriptions divided by the population in a geographical area.

Psi Y

is a solution for mobile broadband (3G) coverage. The name reflects the shape of the solution with just one radio connected to three antennas.

SDN

Software-Defined Network.

WCDMA

Wideband Code Division Multiple Access. A 3G mobile communication standard. WCDMA builds on the same core network infrastructure as GSM.

xDSL

Digital Subscriber Line technologies for broadband multimedia communications in fixed-line networks. Examples: IP-DSL, ADSL and VDSL.

The terms “Ericsson,” “the Company,” “the Group,” “us,” “we,” and “our” all refer to Telefonaktiebolaget LM Ericsson and its subsidiaries.

Ericsson Annual Report on Form 20-F 2013

FINANCIAL TERMINOLOGY

Capex

Capital expenditure.

Capital employed

Total assets less non-interest-bearing provisions and liabilities. (which includes: non-current provisions; deferred tax liabilities; other non-current liabilities; current provisions; trade payables; other current liabilities).

Capital turnover

Net sales divided by average capital employed.

Cash conversion

Cash flow from operating activities divided by the sum of net income and adjustments to reconcile net income to cash, expressed as percent.

Cash dividends per share

Dividends paid divided by average number of basic shares.

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

EBITA margin

Earnings before interest, taxes, amortization and write-downs of acquired intangibles (intellectual property rights, trademarks and other intangible assets; see Note C10 “Intangible assets”) as a percentage of net sales.

Equity ratio

Equity, expressed as a percentage of total assets.

Gross cash

Cash and cash equivalents plus short-term investments.

Inventory turnover days (ITO days)

365 divided by inventory turnover, calculated as total cost of sales divided by the average inventories for the year (net of advances from customers).

Net cash

Cash and cash equivalents plus short-term investments less interest-bearing liabilities (which include: non-current borrowings and current borrowings) and post-employment benefits.

P/E ratio

The P/E ratio is calculated as the price of a Class B share at last day of trading divided by basic earnings per share.

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

Working capital

Current assets less current non-interest-bearing provisions and liabilities (which include: current provisions; trade payables; other current liabilities).

EXCHANGE RATES

Exchange rates used in the consolidation

	January–December
	2013	2012
SEK/EUR
Average rate	8.67	8.70
Closing rate	8.90	8.58
SEK/USD
Average rate	6.52	6.73
Closing rate	6.46	6.51

Ericsson Annual Report on Form 20-F 2013

SHAREHOLDER INFORMATION

FOR PRINTED PUBLICATIONS

A printed copy of the Annual Report is provided on request.

Strömberg Distribution

SE-120 88 Stockholm, Sweden

Phone: +46 8 449 89 57

Email: ericsson@strd.se

IN THE UNITED STATES:

Ericsson’s Transfer Agent Deutsche Bank,

Deutsche Bank Shareholder Services

American Stock Transfer & Trust Company

Registered holders: Toll-free number: +1 (800) 937-5449

Interested investors: Direct dial: +1 (718) 921-8124

Email: DB@amstock.com

Ordering a hard copy of the Annual Report: +1 888 301 2504

Telefonaktiebolaget LM Ericsson’s shareholders are invited to participate in the Annual General Meeting to be held on Friday, April 11, 2014, at 3 p.m. at Stockholm Waterfront Congress Centre, Nils Ericsons Plan 4, Stockholm, Sweden.

Registration and notice of attendance

Shareholders who wish to attend the Annual General Meeting must:

•	Be recorded in the share register kept by Euroclear Sweden AB (the Swedish Securities Registry) on Saturday, April 5, 2014; and

•

Give notice of attendance to the Company at the latest on Monday April 7, 2014. Notice of attendance can be given by telephone: +46 8 402 90 54 on weekdays between 10a.m. and 4p.m., or on Ericsson’s website: www.ericsson.com.

Notice of attendance may also be given in writing to:

Telefonaktiebolaget LM Ericsson

General Meeting of Shareholders

Box 7835, SE-103 98 Stockholm, Sweden

When giving notice of attendance, please state name, date of birth or registration number, address, telephone number and number of assistants, if any.

The meeting will be conducted in Swedish and simultaneously interpreted into English.

Shares registered in the name of a nominee

In addition to giving notice of attendance, shareholders having their shares registered in the name of a nominee, must request the nominee to temporarily enter the shareholder into the share register as of Saturday, April 5, 2014, in order to be entitled to attend the meeting. Since the record day for attending the meeting is a Saturday, the shareholder should inform the nominee to that effect well before Friday, April 4, 2014.

Proxy

Shareholders represented by proxy shall issue and submit to the Company a power of attorney for the representative. A power of attorney issued by a legal entity must be accompanied by a copy of the entity’s certificate of registration, or if no such certificate exists, a corresponding document of authority. Such documents must not be older than one year unless the power of attorney explicitly provides that it is valid for a longer period, up to a maximum of five years. In order to facilitate the registration at the Annual General Meeting, the original power of attorney, certificates of registration and other documents of authority should be sent to the Company in advance to the address above for receipt by Thursday, April 10 , 2014. Forms of power of attorney in Swedish and English are available on Ericsson’s website: www.ericsson.com/investors.

Dividend

The Board of Directors has decided to propose the Annual General Meeting to resolve on a dividend of SEK 3.00 per share for the year 2013 and that Wednesday, April 16, 2014 will be the record date for dividend.

Financial information from Ericsson

Interim reports 2014:	•	Q1, April 23, 2014	•	Q3, October 24, 2014
	•	Q2, July 18, 2014	•	Q4, January 27, 2015

Annual Report 2014: March 2015

2013 Form 20-F for the US market: April 2014

WHERE YOU CAN FIND OUT MORE

Information about Ericsson and its development is available on our website: www.ericsson.com.

Annual and interim reports and other relevant shareholder information can be found at: www.ericsson.com/investors

Ericsson headquarters

Torshamnsgatan 21

Kista, Stockholm, Sweden

Registered office

Telefonaktiebolaget LM Ericsson

SE–164 83 Stockholm, Sweden

Investor relations

For questions on the Company,

please contact Investor Relations:

Telephone: +46 10 719 00 00

Email: investor.relations@ ericsson.com.

ERICSSON ANNUAL REPORT 2013:

Project management:

Ericsson Investor Relations

Design and production:

Addison Group and Paues Media

Group Management, Board of Directors

photography: Per Myrehed AB

Reprographics and printing:

Trosa Tryckeri AB 2014

Ericsson Annual Report on Form 20-F 2013

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

April 8, 2014

By:	/s/ ROLAND HAGMAN
Roland Hagman

By:	/s/ NINA MACPHERSON
Nina Macpherson