Form 20-F/A
period 2013-12-31
ERICSSON LM TELEPHONE CO
filed 2014-06-19
CIK 717826

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

Telephone: +46 10 719 53 80, email: roland.hagman@ericsson.com

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

The Company is filing this Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 8, 2014 (the “2013 Form 20-F”), to amend Item 17. Financial statements and Item 19. Exhibits of the 2013 Form 20-F to provide separate audited consolidated financial statements of ST-Ericsson SA as of and for the fiscal years ended December 31, 2013 and 2012, including the report of independent auditor PricewaterhouseCoopers SA relating thereto, as required under Rule 3-09 of Regulation S-X. This amendment also includes unaudited comparative information on ST-Ericsson SA for the fiscal year ended December 31, 2011.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any part of the 2013 Form 20-F or reflect any events that have occurred after the 2013 Form 20-F was filed on April 8, 2014. The filing of this Form 20-F/A, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the 2013 Form 20-F are true and complete as of any date subsequent to April 8, 2014.

This Form 20-F/A should be read in conjunction with the 2013 Form 20-F and our other filings with the SEC.

Item 17 Financial statements

Consolidated financial statements of Telefonaktiebolaget LM Ericsson (publ), including the report of independent registered public accounting firm PricewaterhouseCoopers AB with respect to such consolidated financial statements, are hereby incorporated by reference to Exhibit 15.1 hereto.

Separate consolidated financial statements of ST-Ericsson SA, including the report of independent auditor PricewaterhouseCoopers SA with respect to such consolidated financial statements as of and for the year ended December 31, 2013, are hereby incorporated by reference to Exhibit 15.2 hereto.

Item 19 Exhibits

Exhibit 12	302 Certifications

Exhibit 13	906 Certifications

Exhibit 15.1	Consolidated Financial Statements of Telefonaktiebolaget LM Ericsson (publ) for the year ended December 31, 2013, including notes to the consolidated financial statements and auditor’s report

Exhibit 15.2	Consolidated Financial Statements of ST Ericsson SA for the year ended December 31, 2013, including notes to the consolidated financial statements and auditor’s report

Exhibit 15.3	Consent of PriceWaterhouseCoopers AB with respect to the consolidated financial statements of Telefonaktiebolaget LM Ericsson (publ) (previously filed)

Exhibit 15.4	Consent of PriceWaterhouseCoopers SA with respect to the consolidated financial statements of ST Ericsson SA as of and for the year ended December 31, 2013

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No 1 to the Annual Report on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

June 19, 2014

By:	/s/ ROLAND HAGMAN
Roland Hagman

By:	/s/ NINA MACPHERSON
Nina Macpherson