Form 20-F
period 2014-12-31
ERICSSON LM TELEPHONE CO
filed 2015-03-31
CIK 717826

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2014

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

☒  Large accelerated filer             ☐  Accelerated filer             ☐  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP  ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17  ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Ericsson Annual Report on Form 20-F 2014

FORM 20-F 2014 CROSS-REFERENCE TABLE

This document comprises the English version of our Swedish Annual Report for 2014 and our Annual Report on Form 20-F for the year ended December 31, 2014. Reference is made to the Form 20-F 2014 cross-reference table on pages i to vi hereof and the Supplemental Information beginning on page 142, which contains certain other information required by Form 20-F. Only (i) the information in this document that is referenced in the Form 20-F 2014 cross-reference table, (ii) the Supplemental Information, (iii) the section entitled “Forward-looking statements” and (iv) the Exhibits required to be filed pursuant to the Form 20-F shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statement on Form F-3 filed on April 23, 2012 (File No. 333-180880) and any other document filed by us pursuant to the Securities Act of 1933, as amended, which incorporates by reference the 2014 Form 20-F. Any information herein which is not referenced in the Form 20-F 2014 cross-reference table or filed as an exhibit thereto shall not be deemed to be so incorporated by reference.

This annual report includes financial measures that were not calculated or presented in accordance with IFRS, and we refer to these measures as non-IFRS financial measures. Reconciliations of these non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on pages 155-156 of this annual report.

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

The information included on the websites that appear in the Annual Report on Form 20-F is not incorporated by reference in the report.

The following cross-reference table indicates where information required by Form 20-F may be found in this document.

Form 20-F Item Heading			Location in Document	Page Number
PART I
1	Identity of Directors, Senior management and advisers.		N/A

2	Offer statistics and timetable		N/A

3	Key information
	A	Selected financial data	Five-year summary	157
			Reconciliations to IFRS	155-156
			Financial terminology	159
			Supplemental information
			Exchange rates	142
	B	Capitalization and indebtedness	N/A	-
	C	Reason for offer and use of proceeds	N/A	-
	D	Risk factors	Risk factors	95-102

4	Info on the Company
	A	History and development of the Company	Our Business
			Ericsson in brief	1
			2014 in review	2
			Board of Directors’ Report
			Business in 2014	34
			Capital expenditures	37
			Notes to the Consolidated financial statements
			Note C26—Business combinations	85-86
			Note C32—Events after the reporting period	93

i

Ericsson Annual Report on Form 20-F 2014

Form 20-F Item Heading			Location in Document	Page Number
			Supplemental information
			General facts on the Company	142
			Company history and development	142
	B	Business overview
			Our business
			Ericsson in brief	1
			This is Ericsson	6-8
			The strategic direction	9-10
			Core business	11-15
			Targeted areas	16-20
			Resource allocation	21
			The IPR portfolio	22
			Business structure	23-26
			Regional development	27
			Board of Directors’ report
			Financial highlights—Research and development, patents and licensing	37
			Financial highlights—Seasonality	37
			Business results—Segments	38
			Business results—Regions	39
			Material contracts	41
			Sourcing and supply	41
			Sustainability and corporate responsibility	42-43
			Notes to the consolidated financial statements
			Note C3—Segment information	62-65
			Risk factors
			Market, technology and business risks	95-100
			Regulatory, compliance and corporate governance risks	100-102
			Corporate governance report 2014
			Regulation and compliance	106
			Form 20-F 2014 cross-reference table	i
			Supplemental information
			Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)	152
	C	Organizational structure
			Supplemental information
			General facts on the company	142
			Investments	153-154
	D	Property, plants and equipment
			Our business
			Sustainability and corporate responsibility	31-32
			Supplemental information
			Primary manufacturing and assembly facilities	143
			Notes to the consolidated financial statements
			Note C11—Property, plant and equipment	70
			Note C27—Leasing	87
			Board of Directors’ report
			Financial highlights—Capital expenditures	37
			Sustainability and corporate responsibility	42-43
			Risk factors
			Regulatory, compliance and corporate governance risks	100-102

4A	Unresolved staff comments			-

5	Operating and financial review and prospects			-
	A	Operating results
			Our business
			Ericsson in brief	1
			This is Ericsson	6
			Business structure	23-28
			Five-year summary	157
			Board of Directors’ report
			Business in 2014	34
			Financial highlights	35-37
			Business results—Segments	38
			Business results—Regions	39
			Risk management	41

Ericsson Annual Report on Form 20-F 2014

Form 20-F Item Heading			Location in Document	Page Number
			Notes to the consolidated financial statements
			Note C1—Significant accounting policies	55-61
			Note C20—Financial risk management and financial instruments—Foreign exchange risk	81-83
			Risk Factors
			Market, technology and business risks	95-100
			Supplemental information
			Operating results for the years ended December 31, 2012 and 2013	143-146
	B	Liquidity and capital resources
			Board of Directors’ report
			Financial highlights—Working capital	36
			Financial highlights—Cash flow	36
			Financial highlights—Financial position	36
			Financial highlights—Seasonality	37
			Financial highlights—Capital expenditures	37
			Notes to the consolidated financial statements
			Note C19—Interest-bearing liabilities	80
			Note C20—Financial risk management and financial instruments	81-83
			Note C25—Statement of cash flows	84
			Supplemental information
			Operating results for the years ended December 31, 2012 and 2013—Balance sheet and other performance indicators	144
	C	R&D, Patents and licenses, etc.
			Five-year summary	157
			Our business
			Resource allocation	21
			The IPR portfolio	22
			Board of Directors’ report
			Financial highlights—Research and development, patents and licensing	37
			Supplemental information
			Operating results for the years ended December 31, 2012 and 2013—Research and development, patents and licensing	144
			Consolidated financial statements
			Consolidated income statement	48
	D	Trend information	Our business
			This is Ericsson—Transformation	7-8
			The strategic direction	9-10
	E	Off-balance sheet arrangements
			Board of Directors’ report
			Financial highlights—Off-balance sheet arrangements	37
			Notes to the consolidated financial statements
			Note C14—Trade receivables and customer finance, Transfers of financial assets	72
			Note C24—Contingent liabilities	84
	F	Tabular disclosure of contractual obligations
			Notes to the consolidated financial statements
			Note C31—Contractual obligations	93

6	Directors, senior management and employees
	A	Directors and senior management
			Corporate governance report 2014
			Members of the Board of Directors	117-120
			Members of the Executive Leadership Team	125-128
	B	Compensation
			Board of Directors’ report
			Corporate governance—Remuneration	40-41
			Corporate Governance Report 2014
			Remuneration to Board members	116
			Remuneration report	132-135
			Notes to the consolidated financial statements
			Note C17—Post-employment benefits	75-78
			Note C28—Information regarding members of the Board of Directors, the Group management and employees	88-92

Ericsson Annual Report on Form 20-F 2014

Form 20-F Item Heading			Location in Document	Page Number
	C	Board practices
			Notes to the consolidated financial statements
			Note C28—Information regarding members of the Board of Directors, the Group management and employees—Comments to the table	88
			Corporate governance report 2014
			Board of Directors—Composition of the Board of Directors	110
			Committees of the Board of Directors—Audit committee	113-114
			Committees of the Board of Directors—Remuneration committee	115
			Remuneration report—The Remuneration Committee	132
	D	Employees
			Five-year summary	157
			Notes to the Consolidated financial statements
			Note C28—Information regarding members of the Board of Directors, the Group management and employees—Employee numbers, wages and salaries	92
	E	Share ownership
			Share Information
			Shareholders	141
			Corporate governance report 2014
			Shareholders	107-108
			Members of the Board of Directors	117-120
			Members of the Executive Leadership Team	125-128
			Remuneration report
			Total remuneration	133-135
			Notes to the consolidated financial statements
			Note C28—Information regarding members of the Board of Directors, the Group management and employees	88-92

7	Major shareholders and related party transactions
	A	Major shareholders
			Corporate governance report 2014
			Shareholders	107
			Share information
			Shareholders	141
	B	Related party transactions
			Notes to the consolidated financial statements
			Note C29—Related party transactions	93
	C	Interests of experts and counsel	N/A

8	Financial information
	A	Consolidated statements and other financial information
			Board of Directors’ report
			Legal proceedings	43-44
			Parent company—Proposed disposition of earnings	45
			Consolidated financial statements	48-54
			Please see also Item 17 cross-references
			Report of independent registered public accounting firm	47
			Notes to the consolidated financial statements	55-93
			Supplemental information
			Memorandum and articles of association—Dividends	146
			Five-year summary	157
	B	Significant changes	N/A

9	The offer and listing
	A	Offer and listing details
			Share Information
			Share and ADS prices	140
	B	Plan of distribution	N/A
	C	Markets
			Share Information
			Share trading	138
	D	Selling shareholders	N/A
	E	Dilution	N/A
	F	Expenses of the issue	N/A

Ericsson Annual Report on Form 20-F 2014

Form 20-F Item Heading			Location in Document	Page Number
10	Additional information
	A	Share capital	N/A
	B	Memorandum and articles of association

Supplemental information
			Memorandum and articles of association	146-148
	C	Material contracts	Board of Directors’ report
			Material contracts	41
Notes to the consolidated financial statements
			Note C31—Contractual obligations	93
	D	Exchange controls
Supplemental information
			Exchange controls	148
	E	Taxation
Supplemental information
			Taxation	148-149
	F	Dividends and paying agents	N/A
	G	Statement by experts	N/A
	H	Documents on display
Supplemental information
			General facts on the Company	142
	I	Subsidiary information	—

11	Quantitative and qualitative disclosures about market risk
	A	Quantitative information about market risk
Notes to the consolidated financial statements
			Note C20—Financial risk management and financial instruments	81-83
	B	Qualitative information about market risk
Board of Directors’ Report
			Risk management	41
Notes to the consolidated financial statements
			Note C20—Financial risk management and financial instruments	81-83
Corporate governance report 2014
			Management—Risk management	122-124
	C	Interim periods	N/A
	D	Safe harbor	N/A
	E	Small business issuers	N/A

12	Description of securities other than equity securities
	A	Debt securities	N/A
	B	Warrants and rights	N/A
	C	Other securities	N/A
	D	American Depositary Shares
Supplemental information
			Depositary fees and charges	151

PART II

13	Defaults, Dividends, Arrearages and Delinquencies		N/A

14	Material modifications to the rights of security holders and use of proceeds		N/A

15	Controls and Procedures
	A	Disclosure controls and procedures
Corporate governance report 2014
			Disclosure controls and procedures	129
	B	Management’s annual report on internal control over financial reporting
			Management’s report on internal control over financial reporting	94
	C	Attestation report of the registered public accounting firm	Report of Independent Registered Public Accounting Firm	47
	D	Changes in internal control over financial reporting
Corporate governance report 2014
			Internal control over financial reporting 2014—Internal control over financial reporting	129
			Management’s report on internal control over financial reporting	94

v

Ericsson Annual Report on Form 20-F 2014

Form 20-F Item Heading			Location in Document	Page Number
16	Reserved
	A	Audit Committee financial expert
Corporate governance report 2014
			Committees of the Board of Directors—Audit Committee—Members of the Audit Committee	114
	B	Code of Ethics
Our business
			Sustainability and corporate responsibility	31
Corporate governance report 2014
			Code of business ethics	106
Form 20-F 2014 cross-reference table
			Part III—Item 19—Exhibit 11	vi
Board of Directors’ report
			Corporate governance—Business integrity	40
	C	Principal accountant fees and services
Supplemental information
			Audit committee pre-approval policies and procedures	152
Notes to the consolidated financial statements
			Note C30—Fees to auditors	93
	D	Exemptions from the listing standards for Audit Committees
Supplemental information
			NASDAQ and SEC Corporate governance requirements	151
	E	Purchase of equity securities by the issuer and affiliated purchasers		–
	F	Change in registrant’s certifying accountant		–
	G	Corporate governance
Supplemental information
			NASDAQ and SEC corporate governance requirements	151
	H	Mine safety disclosure		N/A

PART III

17	Financial statements
			Consolidated income statement and Consolidated statement of comprehensive income	48-49
			Consolidated balance sheet	50
			Consolidated statement of cash flows	51
			Consolidated statement of changes in equity	52-54
			Notes to the consolidated financial statements	55-95
			Report of independent registered public accounting firm	47

18	Financial statements		N/A

19	Exhibits
		Exhibit 1	Articles of Association *
Exhibit 2

Second Amended and Restated Deposit Agreement Among Telefonaktiebolaget LM Ericsson (publ) and Deutsche Bank Trust Company Americas, as depositary, and holders of American Depositary Receipts, dated as of January 7, 2014

		Exhibit 6	Please see Notes to the consolidated financial statements, Note C1 Significant accounting policies	55-61
		Exhibit 7	For definitions of certain ratios used in this report, please see Financial terminology	159
		Exhibit 8	Please see Supplemental Information—Investments	153-154
		Exhibit 11	Our Code of business ethics is included on our web site at www.ericsson.com/code-of-business-ethics
		Exhibit 12	302 Certifications
		Exhibit 13	906 Certifications

		Exhibit 15.1	Consolidated Financial Statements of ST Ericsson SA for the year ended December 31, 2013, including notes to the consolidated financial statements and auditor’s report **

		Exhibit 15.2	Consent of PriceWaterhouseCoopers AB with respect to the consolidated financial statements of Telefonaktiebolaget LM Ericsson (publ)

		Exhibit 15.3	Consent of PriceWaterhouseCoopers SA with respect to the consolidated financial statements of ST Ericsson SA as of and for the year ended December 31, 2013

*	(Incorporated herein by reference to Exhibit 1 to the Annual Report on Form 20-F for the year ended December 31, 2011 filed by the registrant on April 4, 2012 (File No. 000-12033).)
**	(Incorporated herein by reference to Exhibit 15.2 to Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2013 filed by the registrant on June 19, 2014 (File No. 000-12033).)

Ericsson Annual Report on Form 20-F 2014

ERICSSON IN BRIEF

Ericsson is a driving force behind the Networked Society – a world leader in communications technology and services. The Company’s long-term relationships with every major telecom operator in the world allow people, businesses and societies to fulfill their potential and create a more sustainable future. Ericsson’s services, software and infrastructure – especially in mobility, broadband and the cloud – are enabling the telecom industry and other sectors to do better business, increase efficiency, improve the user experience and capture new opportunities. With more than 115,000 professionals and customers in more than 180 countries, Ericsson combines global scale with technology and services leadership. Investments in research and development ensure that Ericsson’s solutions – and its customers – stay in the forefront. The Company provides support for networks with more than 2.5 billion subscribers. Approximately 40% of the world’s mobile traffic is carried through networks delivered by Ericsson.

Founded in 1876, Ericsson has its headquarters in Stockholm, Sweden. The Ericsson share is listed on Nasdaq Stockholm and NASDAQ New York.

Global presence

Ericsson is a global company supporting more than 500 operator customers and an increasing number of non-operator customers. The Company has been present in many countries, such as China, Brazil and India, for more than 100 years. The ten largest customers, half of which are multinational, account for 47% of Ericsson’s net sales.

Ericsson Annual Report on Form 20-F 2014

2014 IN REVIEW

Examples of what Ericsson has achieved, and of business highlights from around the world during 2014.

January – March

•	Ericsson and Samsung reached cross-license agreement. The agreement includes global cross licensing of patents relating to GSM, UMTS and LTE standards for networks and handsets. (Jan. 27)

•

Ericsson announced the acquisition of Azuki Systems. The acquisition helps Ericsson to deliver on the Networked Society’s demand for TV Anywhere services – on any screen, any time, across any network. (Feb. 6)

•	Ericsson announced the industry’s first coordinated network-wide software launch. A software-driven network evolution enables operators to respond to quickly changing network requirements. (Feb. 12)

•

Century Link, a large US operator, signed a contract with Ericsson for operations and business support systems (OSS & BSS) software suite Service Agility. The solution enables quick delivery of new applications to customers. (Feb. 24)

•

Ericsson and Royal Philips jointly launched an innovative connected LED street lighting solution which integrates telecom equipment into light poles. The Zero Site provides energy-efficient public lighting and improved network performance in dense urban areas. (Feb. 24)

•	Ericsson announced several operator trials of the Radio Dot System. Radio Dot System is a small-cell architecture for enterprise buildings and public venues. (Feb. 24)

•

At the Mobile World Congress in Barcelona, Ericsson showed innovations and its technology and service capabilities. Ericsson leads the way with solutions that drive the development in mobility, broadband and the cloud, creating the foundation for eco-systems and transformation across industries. (Feb. 24)

•	Ericsson was awarded a five-year network transformation contract by Vodafone. The contract includes products and services and is a part of Vodafone’s growth plan, called Spring. (Feb. 26)

April – June

•

Ericsson completed the acquisition of Red Bee Media, a media services company in the UK. The acquisition, announced in 2013, strengthens Ericsson’s broadcast services business and expands the customer list. (May 12)

•	New Ericsson Campus in Silicon Valley to drive innovation. Ericsson will bring together approximately 2,000 R&D staff to accelerate the development of IP, TV and media innovation. (May 28)

•	Ericsson announced OSS and BSS software suite Cloud Manager 2.0. It supports operators in the transformation to virtualized network infrastructure. (June 2)

•

Ericsson won a long-term managed services agreement with T-Mobile for Service Agility, the pre-integrated OSS and BSS software suite. The solution allows T-Mobile to create, launch, deliver and manage services efficiently while at the same time reduce overall operational costs. (June 2)

•

Taiwanese operator Far EasTone selected Ericsson as the major supplier for its LTE radio and core network. The contract also includes network optimization and 4G Cell Broadcast System for disaster warning services. (June 5)

July – September

•

Through a seven-year contract for managed services with operators in Romania, Ericsson is responsible for operations of networks and OSS systems and network maintenance. Ericsson helps Romtelecom (extended contract) and Cosmote (new contract) to improve network quality and quality of service. (July 1)

•

Live, over-the-air demonstration of pre-standard 5G technology achieves 5 Gbps speeds in the 15 GHz frequency band. Faster speeds, lower latency and better performance in urban areas address the mobile data growth and next-generation machine-to-machine applications. (July 1)

•

Ericsson prepared Telefonica network for the 2014 FIFA World Cup in Brazil. Ericsson’s Key Event Experience solution for events with high mobile traffic when network capacity is key, was used for the first time. (July 17)

Ericsson Annual Report on Form 20-F 2014

•

Ericsson acquired MetraTech to accelerate cloud and enterprise billing capabilities. The acquisition broadens Ericsson’s software portfolio with billing-platform based on metadata architecture. (July 29)

•

MTV, a Finnish media company, selected Ericsson for broadcast and media services, including media management and playout. The five-year agreement and establishment of a purpose-built media hub in Helsinki strengthens Ericsson’s broadcast and media services business. (Aug. 13)

•

Ericsson was awarded its Fifth Emmy® award for its JPEG2000 interoperability technology. JPEG2000 is a compression standard for broadcast applications for IP networks, distributing high picture quality content for live events. (Aug. 18)

•

Australian operator Telstra selected Ericsson for its next generation optical transport equipment and services. The agreement supports the introduction of software defined networking (SDN) and network functions virtualization (NFV) functionality. (Aug. 18)

•

Ericsson opened its first of three Global ICT Centers. The Swedish center houses the company’s complete portfolio and enables Ericsson’s cross-functional teams to work more efficiently, using the latest cloud technology. (Sept. 8)

•

Ericsson completed the small-cell portfolio with launch of RBS 6402 Indoor Picocell to address approximately 10 million commercial buildings worldwide. This is the first indoor picocell to deliver 300 Mbps LTE speeds with carrier aggregation. (Sept. 9)

•	Ericsson introduced MediaFirst, an end-to-end cloud-based TV platform. MediaFirst is offered as software as a service for creation, management and delivery of Pay TV. (Sept. 11)

•

Ericsson announced the discontinuation of modems development and the shift of parts of Modems’ workforce to radio network R&D. Ericsson took over the LTE thin modems operations when the ST-Ericsson JV was broken up in 2013. (Sept. 18)

•

Ericsson was selected by T-Mobile to provide equipment and services to expand its nationwide 4G LTE network, improve in-building, highway and rural performance. The contract includes LTE-Advanced and seamless service continuity for voice calls between LTE and Wi-Fi on select T-Mobile smartphones. (Sept. 23)

•

Ericsson announced Software 15A , introducing a new software model for networks, similar to the software model in the IT industry. The software model includes predefined software value packages and a software subscription component. (Sept. 23)

October – December

•

Ericsson completed the acquisition of the business of Ambient, a US-based smart grid communications provider. The Ambient platform enables multiple smart grid applications and technologies on a single infrastructure. (Oct. 1)

•	Network functions virtualization (NFV) successfully demonstrated with Japanese operator NTT DOCOMO. NFV enhances network flexibility, speeds up service introduction and increases resilience. (Oct. 14)

•

Ericsson strengthened its position in the cloud market. Ericsson announced the acquisition of Fabrix Systems (Sept. 12), Sentilla (Oct. 16) and the majority stake in Apcera (Sept. 22) as well as a partnership with Guardtime (Sept. 3). (Sept–Oct.)

•

Ericsson signed a five-year global framework agreement with international operator Telenor. The agreement covers hardware, professional services, support and maintenance for 2G, 3G and 4G networks. (Oct. 27)

•

Ericsson reports on ICT use in cities. The reports show that cities with low ICT maturity are improving their ICT maturity faster than high performing cities and that the internet facilitates smart choices in city life. (Nov. 10)

•

Ericsson’s Capital Markets Day provided an update on the progress on its Networked Society strategy. With a clear strategic agenda, Ericsson is transforming, with the aim to becoming a leading ICT company. (Nov. 13)

•

Reliance Communications and Ericsson signed a seven-year nationwide managed services contract. This expansion contract covers operation and management of wireline and wireless networks and field maintenance and operational planning of mobile networks. (Dec. 5)

•

Vodafone, Netherlands, was the first operator in the world to commercially deploy Ericsson Radio Dot System at Dutch Radboud University. Ericsson Radio Dot System allows quick indoor deployment and efficient integration into macro-network. (Dec. 10)

•

Ericsson signed a framework agreement with Ethio Telecom for network transformation regarding 2G/3G mobile communication equipment and related services. Products and services (such as design, planning, deployment, tuning, and optimization) will be used to transform the network and add capacity. (Dec. 16).

Ericsson Annual Report on Form 20-F 2014

LETTER FROM THE CEO

We are on a journey of transformation. Our industry is changing and we are changing to stay relevant to our customers and to capture opportunities both in our core business and in our targeted growth areas.

Dear reader

Value creation

Our sales of SEK 228 billion were stable for the full year 2014, with an operating margin of 7.4%. Growth in the Middle East, Europe and Asia compensated for a sales decline in North America and the operating margin improved in our core business. We improved cash flow from operating activities during the year and generated a full-year cash flow of SEK 18.7 billion, exceeding our cash conversion target of more than 70%. Our strong financial position has over the years secured our financial flexibility and enabled us to implement our strategy and to deliver consistent returns to our shareholders.

Going into 2015, we aim to continue to grow faster than the market combined with best-in-class margins and strong operating cash flow. In doing so, we will not only drive shareholder value creation but also generate value for our customers, employees and for society at large.

The pace of change in the market is increasing as the telecom, IT and media industries converge into a broader ICT industry. At the same time, ICT is starting to transform other industries. Both operators and vendors are deciding on different strategic routes depending on the assets they have. We are now at an inflection point where the Networked Society is starting to take shape around us. The transformation to the Networked Society, where anything that benefits from being connected will be connected, is driven by broadband, mobility and cloud.

The pace of change within the Company is also increasing as we take action to secure continued leadership in this transforming market. We are investing not only in our core areas of mobile infrastructure and telecom services, but also in targeted growth areas. We are streamlining our portfolio, with an increased focus on software and professional services. We are also investing in new competence to make sure that we can keep our technology and services leadership and be a trusted business partner to our customers.

Let me give you a few examples from recent years. We have reduced the number of hardware platforms, reduced the number

Ericsson Annual Report on Form 20-F 2014

of software stacks, made strategic investments and acquisitions in our targeted growth areas, divested our handset operations and discontinued our modem development. This streamlining of operations has made us stronger as a company and improved earnings in our core business.

However, our profit is not yet on the level where we want it to be. Current company transformation uncovers opportunities to leverage global skills and scale to increase efficiencies and reduce cost further. Therefore a global cost and efficiency program was presented at our Capital Markets Day in November. The ambition with the program is to achieve savings of approximately SEK 9 billion, including SEK 4.5 billion in operating expense savings, with full effect during 2017.

We aim to improve operating income by monetizing our footprint, building success in targeted growth areas and by efficiency improvements.

Excel in core and establish leadership in targeted areas

Our strategy builds on a combination of excelling in our core business and establishing leadership in targeted growth areas. We are market leaders in both mobile infrastructure and telecom services with a large installed base to build on. We continue to invest in R&D and services capabilities, relentlessly innovating and shaping the market as we move towards 5G.

At the same time, we invest in five targeted growth areas that are adjacent to our core business: IP Networks, Cloud, OSS and BSS, TV and Media and Industry and Society. They all have a high share of software and professional services, a high degree of recurring business and a higher growth rate than the core business.

We made good progress in these targeted areas during 2014, with sales growth above 10%, and we continued to invest both in our own R&D and in selected acquisitions and partnerships:

•	The partnership with Ciena will support our Service Provider-SDN and IP Optical convergence ambitions.

•	The acquisition of a majority stake in Apcera strengthens our position in enterprise cloud.

•	The acquisition of MetraTech improves our cloud and enterprise billing capabilities within BSS.

•	Our acquisitions of Azuki Systems, Red Bee Media and Fabrix Systems extend our leadership in TV and media.

Investing in the future

During 2014, we invested SEK 36 billion in R&D – which adds up to a total investment of SEK 166 billion over the past five years. Our technology leadership is built on our investments in R&D and evidenced by more than 37,000 granted patents, one of the strongest patent portfolios in the industry. Our expanding licensing business is based on our continued ambition to generate value from our intellectual property (IPR) portfolio.

We have a holistic approach to capital and resource allocation across the Company, where investments in services capabilities go hand in hand with investments in R&D and sales capabilities as well as in acquisitions and partnering.

Sustainability and corporate responsibility

Sustainability and corporate responsibility remained important during 2014, and we continue to lead the industry in working with sustainable development and responsible business practices to ensure positive triple-bottom-line (economic, environmental and social) growth in society. We focus our efforts where we can make the biggest difference. This involves improving the accessibility and affordability of mobile communication and improving energy performance and optimizing the use of materials in our products, solutions and in our own activities.

We are helping to address and minimize climate change and we are also tackling challenges and opportunities provided by urbanization for example through the Ericsson Industry & Society product portfolio. We are also emphasizing the importance of responsible business practice and employee engagement. We address growing challenges in areas such as responsible sourcing, health and safety, privacy and human rights with transparency and seek to build trust among our stakeholders. We have made visible progress during 2014, and will continue to ensure that technology is a force for positive, lasting change.

Long-term fundamentals

The long-term fundamentals in the industry remain attractive and the transformation journey that accelerated during 2014 will continue throughout 2015, and beyond. Going forward, I am convinced Ericsson has what it takes to generate sustainable value for shareholders and customers, and to continue to lead and shape the industry.

Hans Vestberg

President and CEO

Ericsson Annual Report on Form 20-F 2014

THIS IS ERICSSON

Technology and services leadership, combined with business expertise, global scale and skills, allows Ericsson to generate customer and shareholder value. The ability to transform is critical in the ICT industry (information and communication technology) and Ericsson strives to become a leader in this industry.

Over the past 100 years, Ericsson has continuously evolved its business portfolio, entered into new and adjacent markets, developed new products and solutions and adapted to new ways of working.

Ericsson reported four business segments in 2014: Networks, Global Services, Support Solutions and Modems1), each of which is responsible for a full profit & loss statement and for the development and maintenance of its specific portfolio of products, solutions and services.

The core assets of the Company are technology and services leadership and global scale and skills. Long-term customer relationships and the fact that Ericsson has remained in the forefront in a competitive, fast-moving market for more than 100 years, show the ability to deliver customer value. Approximately 40% of the world’s mobile traffic goes through networks delivered by Ericsson. The progress of the strategy implementation to extend the business to adjacent customer segments is visible in an increasing share of sales to non-operator customers.

1)	Development of modems was discontinued in 2014.

The ambition is to grow faster than the market

Ericsson’s ambition is to grow sales faster than the market, which is estimated, by the Company, to grow at a compound annual growth rate (CAGR) of 3–5% from 2013 to 2017.

A growth faster than the market is based on excelling in the core business (“Radio, Core and Transmission” and “Telecom Services”) and establishing leadership in the targeted areas of IP Networks, Cloud, OSS and BSS, TV and Media as well as Industry and Society, while at the same time increasing the share of recurring revenues and intellectual property rights (IPR) revenues.

Best-in-class margins and strong cash flow

A market-leading position, global presence, regional and local competence as well as close customer relationships provide a solid foundation for profitable growth. A market-leading position is an enabler of the aim to create shareholder value by growing sales faster than the market and generating industry best-in-class margins and generating strong cash flows.

Ericsson Annual Report on Form 20-F 2014

A strong financial position, focus on profitable growth and operational efficiencies and the ambition to improve earnings in the core business remain the cornerstones of Ericsson’s financial ambitions, while continuously monetizing the footprint and making cost efficiency improvements. By industrializing, centralizing and automating, as well as leveraging a less capital intensive business mix, the ambition is to have strong operating cash flow development. A strong cash flow generation has enabled increased dividends, and also provided the financial strength to invest. Over the last five years, the annual total shareholder return has averaged 10%.

The financial strategy includes unlocking additional values through a global cost and efficiency program, reaching an annual run-rate saving of SEK 9 billion during 2017, compared to 2014. Efficiency measures include structural enhancements, supply efficiencies and an accelerating transformation of the service delivery organization.

TRANSFORMATION

Ericsson has always been at the forefront of transformation driven by ever-changing market conditions and major technological disruptions. This technological and financial capability to adapt and the will to change are major competitive strengths.

The ongoing market transformation is reflected in Ericsson’s business mix. Over the past 15 years, the business has evolved from being hardware-centric to becoming software-and services-centric. In 2014, 66% of Ericsson’s business was related to services and software, compared with 34% in 1999. With the share of software and services likely to continue to increase, Ericsson’s competitive hardware will still remain important as a performance differentiator.

Operator segmentation drives change in strategy

A clear customer segmentation is taking place, as operators take different roles in the transforming ICT market. Ericsson works closely with operators to support their different strategic ambitions, providing solutions and services that grow their business and meet their operational priorities.

In simple terms, network infrastructure consists of three layers: the network forms the base; the platforms represented by IT platforms and operations and business support systems (OSS and BSS) is the second layer, and the applications and services are at the top. Network performance, efficient processes and structured OSS and BSS implementations – which enable

Ericsson Annual Report on Form 20-F 2014

the proactivity, flexibility and performance that the business portfolio requires – have moved into focus, driven by high data volumes, demanding applications and new service offerings for consumers.

Operator segmentation will have a significant impact on Ericsson’s ambitions and strategies. The ambition is to identify where value can be created and growth can be captured. The transformation drives new requirements on the networks. This is a major reason as to why Ericsson has chosen a strategy to invest in the targeted areas of IP Networks, Cloud, OSS and BSS, TV and Media, as well as Industry and Society.

Ericsson sees three strategic operator segments emerging:

•	Network developer

•	Service enabler

•	Service creator

For all three operator segments, connectivity is, and will continue to be, the foundation for their businesses and the key factor for differentiation as user demand for performance of applications and app coverage, increases.

Network developer; Network performance

The operators who have chosen to address user demands through network performance and efficiency are the Network developers. They concentrate on the broadband experience through internet connectivity and communication services.

For these customers, the network performance is key, and Ericsson addresses operators’ demands with solutions for high performance network architecture. The Network developers use external service platforms to address the increased demand of applications and services, but their own ambitions are focused on high quality connectivity, cost-efficiency and on operating the network as a utility service with a good return on capital investment.

Service enabler; Capable network platforms

The operator segment, represented by the service enablers, focuses on establishing systems and platforms that enable new enterprise practices such as IT cloud services and business processes, as well as services to enrich the consumer experience. In terms of applications and services they use external service producers.

Their focus, on top of a well-performing network, is on billing, customer care and service assurance. Service enablers provide functionality on capable platforms that are easy for other industries to integrate into their respective business processes. They are capitalizing on mobile broadband growth by introducing new pricing and revenue models such as targeted offerings based on usage patterns, capacity, service bundles, multi-device plans and real-time features such as top-up plans. Ericsson addresses these needs with its OSS and BSS platforms and professional services offering which cater for the control and management of the operations and the identification of new revenue streams.

The large majority of the operators are thus represented by Network developers and Service enablers, but they only represent a smaller share of current total network investments.

Service creator; New services

The largest share of current investments can be related to the group of operators representing the Service creators, who have the ambition to create intelligent networks to allow the creation of new services. In addition to network performance and consumer experience, these operators take the lead in providing innovative new services.

They are active participants in the establishment of new ecosystems in adjacent markets, such as utilities, transport and public safety. Their strategic focus is broader than that of the other two roles as, in addition to connectivity and customer experience, they focus on expanding business in applications and services to increase the share of profits from other industries.

Service creators are increasing their investments in the development of new businesses in media and entertainment, cloud and IT services, machine-to-machine (M2M) communications and enterprise offerings, as well as in specific industry solutions. Still, they would not compromise on the IT systems part, such as the OSS and BSS platforms, to orchestrate the traffic flows.

The user experience is increasingly determined by the actual performance of applications or app coverage, and the network needs not only to provide access but to also safeguard and optimize the actual performance of the applications used. Ericsson’s strategy is to offer solutions that fit the demands of the Service creators and to develop these offerings to enable an expansion of market position and value creation, and to capture growth.

Ericsson Annual Report on Form 20-F 2014

THE STRATEGIC DIRECTION

As a market leader, Ericsson strives to lead industry transformation through mobility. In order to stay relevant in the future, and to generate further shareholder and customer value, Ericsson continues to implement the Networked Society strategy.

Ericsson’s ambition is to grow sales faster than the market which the Company estimates to increase by CAGR 3–5% (2013–2017). Growth is expected to be achieved primarily through organic growth, but also in combination with acquisitions and partnerships. The Company believes that the track record of moving into new areas and markets is reflected in the current market position and global scale. The strategy is to excel in the core business, establish leadership in targeted areas and expand business in new areas.

Excel in Core business

Ericsson’s two core businesses are “Radio, Core and Transmission” and “Telecom Services”

The Networked Society is Ericsson’s vision of a society where everything that benefits from being connected will be connected. The demand for increased mobility, better broadband and secure access to cloud-based services are the enablers of the Networked Society and thus the network infrastructure forms the foundation for business with operator customers.

Radio, Core and Transmission networks are based on industry standards which ensures global interoperability across all devices and all subscriptions. To enable value creation, the network is, and will be, based on a high-performance common infrastructure that offers seamless connectivity and delivers relevant services and content.

The rising number of smartphone subscriptions and changing user behavior drive the demand for better coverage, speed and capacity. Operators are responding by differentiating their services and adapting them to new business models.

Initially, Telecom Services business was highly dependent on the network infrastructure

Ericsson Annual Report on Form 20-F 2014

business and was dominated by the installation of network equipment. As competition in the operator market intensified and operators needed to focus on their core skills, Ericsson identified an expanded market opportunity in services. An evolution of capabilities was initiated, in order to match the market demand. Ericsson developed new business models, more independent of the network infrastructure business, and acquired small and medium-sized local service and consulting companies. The successful implementation of this business strategy resulted in a significant shift in business mix. In 2014, 42% of sales was derived from services.

Establish leadership in targeted areas

To capture growth, Ericsson will continue to reallocate capital and resources to areas beyond its core business. The targeted areas where the strategy is to establish leadership positions include IP Networks, Cloud, OSS and BSS, TV and Media as well as Industry and Society.

Ericsson is expanding into targeted areas because they:

•	address markets that are expected to grow faster than the core business

•	are adjacent to the core business

•	have a significant share of software and services

•	have a larger share of recurring sales and tie up less working capital.

Through solutions, network competence as well as service and business capabilities, Ericsson offers tools for its customers to differentiate themselves.

The Company will also expand its market exposure to new customers by re-using products, solutions and services skills in selected industries. Ericsson believes it can generate value by targeting customers in new industries, either because they have similar business models to telecom operators, or gain from mobile broadband and the larger opportunity for connectivity. Ericsson believes mobility is helping industries reinvent the way they create value and today, the Company engages directly with customers in three selected industry verticals – utilities, transport and public safety. The ambition is to address these adjacent industry verticals in a focused manner, using the existing product offering, core technology expertise, network competence and skills.

Expand business in new areas

In order to stay in the forefront, the long-term strategy also includes expanding into new areas. The ambition is to develop new areas into value creative businesses with cutting-edge offerings that are competitive and profitable.

Ericsson selectively invests in, explores, expands, and may also discontinue, business in new areas. In line with the strategy, the modems development was discontinued in 2014, and the capital was reallocated to areas which are expected to have stronger growth potential.

Managing the transition

In the transformation process, Ericsson will remain true to its core values of professionalism, respect and perseverance. The ability to implement the strategy depends on the Company’s ability to leverage on its current assets namely the technology and services leadership and its global scale and skills.

Ericsson believes that the strategy to become a leader in the ICT industry allows the Company to be in the midst of the market transformation as telecom, IT and media come together and form the foundation for the Networked Society.

The strategy implies that the Company needs to make progress on the present and the future at the same time, thus both in the core business and in the targeted areas.

The ability to implement the strategy is key to staying relevant and will be reflected in future earnings development and in the ability to create shareholder value.

Ericsson Annual Report on Form 20-F 2014

CORE BUSINESS

Ericsson is a market leader in its core business areas. The strategy is to excel in the core business, to improve earnings and to continue to lead and innovate. The ambition is to leverage on its installed base and make further investments in R&D to maintain a strong position. The core business areas are called “Radio, Core and Transmission” and “Telecom Services”.

CORE BUSINESS

RADIO, CORE & TRANSMISSION

In Radio, Core and Transmission, Ericsson supports its customers in the new ICT landscape by leveraging the advantages of technology leadership, a position which has resulted in a competitive portfolio of radio networks and core networks. Ericsson continues to invest in new capabilities to support customers in the transformation of their networks.

The offering includes high-performance networks that meet demanding customer requirements. The network equipment market which Ericsson is exposed to is estimated by the Company to increase sales by CAGR 2–4% (2013–2017).

The strategy is to excel with a leading portfolio for high-performance networks, by building on scale and operational efficiency to

•	contribute to the best user experience for consumers

•	maximize business innovation and business efficiency for customers

•	maximize earnings for Ericsson.

Ericsson wants to remain number one in solutions for operator networks and lead the transition to the network architecture that will enable the Networked Society.

Maintain performance leadership

By the end of 2020, Ericsson estimates that the number of mobile subscriptions will increase to 9.5 billion (from 7.1 billion in 2014) and that around 55% of the traffic that users will generate will be video. High network performance is a key competitive advantage when offering solutions to operators in their transition from circuit-switched to IP-based networks.

The capability to provide high-performance networks enables Ericsson to compete on quality and value, which is often reflected in a price premium. The Company believes that, with a user-centric approach, it can meet operator expectations on network performance, regarding speed, quality, personalization, simplicity and fast response time.

Radio

Over time, Ericsson believes that, even if the strategy implies that the business will comprise large infrastructure projects, capacity upgrades and the number of small-cell projects, which are an effect of network densification and indoor coverage build, are expected to increase as a share of total revenues.

Ericsson Annual Report on Form 20-F 2014

The increasing demand for small-cell solutions is based on arguments such as spectrum efficiency, reduced total cost of ownership (TCO) and improved user experience.

The key priority is that the software solutions and the functionality in the small-cell environment is the same as in the macro network, to allow for a viable business case for the operator. To meet this demand, Ericsson offers integrated solutions that enable the operator to implement an intelligent heterogeneous network that uses the available spectrum efficiently. This network combines small-cell networks and operator Wi-Fi networks with a densified and improved macro network. The result is a dense multi-layered network, where traffic flows seamlessly. Capacity is where the user needs it, especially indoors where an estimated 70% of mobile traffic is generated.

Transmission

Ericsson also offers backhaul solutions that match operators’ demands on cost-efficiency, scalability with low complexity, and that are resilient to failures with fast recovery times. Ericsson’s backhaul solutions use technologies such as microwave and optical fiber transmission, which are the major transmission solutions available to meet the capacity requirements set by the increased LTE and video traffic. Currently, microwave is the dominating transmission technology for mobile backhaul worldwide, with major arguments being that it enables cost-efficient and fast roll out of mobile broadband. The Company expects the share of microwave backhaul to remain high in the future, connecting around 50% of all radio sites in 2020.

Core network

The IP-based core network portfolio allows operators to use their complete network as a single business resource as opposed to the fragmentation and complexity of most legacy networks. Operators continue to evolve their communication services, by implementing solutions such as IMS, which is also used for providing voice over LTE (VoLTE).

Preparing for the next generation; 5G

The 5G mobile network is an evolution of the LTE networks, but with new frequencies, technologies and expanded business opportunities. 5G implementation in commercial mobile networks is expected in 2020, but Ericsson has already achieved speeds of 5 Gbps in live, over-the-air demonstrations. The next-generation network, 5G, addresses the relentless growth in mobile data demand, and is an efficient enabler of tailored mobile accesses to multiple industries.

With 5G, the network performance will be further enhanced to support demands on low latency in real time applications.

Ericsson is at the forefront of the development of this global standard.

An important aspect of the next-generation mobile technology, is that it is also an enabler of increased sustainability and improved efficiency in industry and society. The new global standard will be flexible and reliable for multiple industries and use cases.

CORE BUSINESS

TELECOM SERVICES

Ericsson wants to be an end-to-end business partner for network operators and other customers as the Networked Society becomes a reality. The global scale, skilled workforce, business understanding and extensive experience of managing carrier-class projects and multi-vendor networks make Ericsson the largest telecom services provider in the world, supporting operators in creating competitive, attractive and appealing offerings, while providing managed services to networks that serve more than 1 billion subscriptions worldwide. Ericsson addresses a telecom services market that is estimated by the Company to show a sales CAGR of 4–6% (2013–2017).

Ericsson pioneered managed services. The Company had a first mover advantage and the possibility to build scale, and continues to be the undisputed leader. The significant experience gained through 15 years in the managed services business has enabled the buildup of a best-practices pool. This is a significant competitive advantage enabling the Company to provide sophisticated methods, tools and processes as competitive capabilities for operators. Multi-vendor capability means that services can be provided to customers regardless of which vendor network they have as an installed base. The Company has different sets of skills covering everything from network equipment to

Ericsson Annual Report on Form 20-F 2014

software-support processes and the expertise required to design and manage end-to-end solutions ranging from mobile access networks and OSS, to service deployment platforms and BSS. Ericsson wants to further strengthen the number one position in telecom services and be a leading provider of professional services in ICT. The strength of the services business also proves the value of combining local capabilities with global scale.

Telecom services evolution

The current core offerings are directed to network operators. It includes professional services and network rollout. Professional services include: consulting and system integration (CSI), managed services, network design and optimization services and customer support. IT managed services are also included in the portfolio. Ericsson’s ambition is to simplify the management of every element in the operator network. This includes not only access and core, but also IT systems and the applications and services layer. The Company believes that any area in the operator network is addressable, but the business opportunity depends on the maturity of the network and the operations, the geographical location and the competitive situation of the operator.

Services-led transformation

With everything being connected, the demand for professional services increases.

The Ericsson transformation is expected to be led through these types of services. The strategy is to reuse telecom services capabilities and scale to grow in other industry domains and in new areas. This implies industrializing, globalizing and introducing new processes, methods and tools, so that Ericsson’s customers can deliver high performance services to their users.

Ericsson is also strengthening its CSI competences further. CSI specialists focus on helping operators transform their business strategy and processes to improve efficiency, thereby creating a competitive advantage. Analysis, integration design, product customization and solution management are usually part of the offered scope of CSI services.

The demand for consulting and integration is rapidly advancing as the Company builds skills and scale to expand the offering to become a trusted transformation partner in every part of the operator’s network.

As the network transforms, its complexity increases. With the increased complexity, the need and demand for professional services offerings – including consulting and systems integration, network design and optimization as well as managed services – has evolved. Network design and optimization is currently one of the fastest growing segments within professional services because of this complexity.

Ericsson Annual Report on Form 20-F 2014

CORE BUSINESS

BUSINESS MIX AND CYCLES

This section describes the business mix and business cycles of the core business.

Business mix in mobile infrastructure

The profitability in Radio, Core and Transmission depends on scale and the sustainability of the market leadership but also on the existing business mix. The combination of high quality hardware and software-based functionality as well as services offerings is Ericsson’s main competitive advantage in enabling high network performance.

Despite a decreasing share of total revenue, hardware remains a core element of the strategy. The Company strives to gradually increase software sales as the core business evolves and this, in combination with continuous operational efficiency improvements, will also affect the profitability development. In 2014, software sales account for around 40% of total software and hardware sales.

Software is an important link to new functionality and to high-performance networks both of which are key to capturing future growth opportunities, and enabling profitability improvements. Ericsson is leading the transformation of pricing models in the telecom industry by adapting the software pricing model to standard ICT and having an evolved transparent business model for infrastructure software sales. The Company believes that the way software is priced is critical to profitability, and the model will also facilitate customers’ cost predictability through improved transparency.

Business cycles in mobile infrastructure

The most traditional business model is in network infrastructure with its embedded software; delivering and rolling out physical networks including all necessary hardware and software. When Ericsson builds coverage there is a large share of hardware, and the project often includes network rollout services. The initial buildout or rollout phase is capital-intensive and has a lower-than-average gross margin. However, when the network is up and running and demands for capacity expansions arise, profitability increases, driven by an increased share of software sales and higher-margin hardware through network densification. In the expansion phase, the network rollout services, which were essential in the rollout phase, make way for professional services.

Business mix in telecom services

Large network-infrastructure projects were, and will continue to be, a key element of Ericsson’s business. When building network coverage across one or more geographical areas, the offering often includes network rollout services. A larger share of network rollout, as a share of total services sales, is usually dilutive to profitability. Thus, balancing the business mix between network rollout and professional services – customer support, network design and optimization, consulting and systems integration (CSI), network managed services – is central to the profitability.

Ericsson Annual Report on Form 20-F 2014

Business cycles in managed services

The managed services business model is different from the other services offerings as Ericsson takes over aspects of a customer’s business operation as a long-term commitment, over several years. The business model includes three phases of which the initial phase, the transition, is coupled with lower profitability, as it involves significant costs up front when staff and expertise are transferred from the customer to Ericsson. In the second phase, the transformation, Ericsson introduces its global processes, methods and tools and implements a global delivery model. In the third phase, Ericsson focuses on optimization and industrialization by simplifying, implementing and consolidating resources, processes, methods and tools to allow for improved profitability.

The Company has reached a good balance of contracts in the transition, transformation and optimization phases – with currently about 70% in the optimization phase – which have a beneficial effect on earnings and cash flow. Over time, the Company has advanced on the learning curve, which means that global synergies can be obtained, and thereby the initial phases can be shortened. This limits the negative impact on cash flow in the transition phase when going into new contracts.

Ericsson Annual Report on Form 20-F 2014

TARGETED AREAS

Global presence, software skills as well as the heritage of end-to-end and multi-technology expertise form a sound foundation for Ericsson’s business in targeted areas. The ability to implement the strategy depends on the capabilities to transform the targeted areas to value creative core businesses in the long term.

To remain relevant in the future market, Ericsson is investing in five targeted areas: IP Networks, Cloud, OSS and BSS, TV and Media as well as Industry and Society.

The Company intends to implement the strategy by building on existing capabilities in the core business and leveraging its technology and services leadership combined with global scale and skills.

The objective is to establish top three leadership positions in these targeted areas.

Ericsson already has a number one position in some of these areas, such as in OSS and BSS and in IPTV and media delivery, and intends to further strengthen the offering.

The targeted areas combined represented a market of USD 110–130 billion in 2013, with an estimated sales CAGR of about 10% (2013–2017).

The targeted areas thus have a higher growth rate than the core business. They also have some characteristics that are important – a high degree of software and professional services, more recurring revenues and less working capital. Since the target areas are adjacent to the core business, Ericsson believes that its global services expertise and software skills form a sound foundation for the business in these areas.

The introduction of new pricing models for software sales, with an up-front payment of a permanent license, usually supplemented by a support and maintenance contract is expected by Ericsson to imply a higher degree of recurring revenues.

The targeted areas play a significant role in the evolution of customers’ networks to match the demands of the Networked Society. As the targeted areas require a high degree of services and have a high degree of software, they also support the development of the business mix to one where services and software clearly dominate.

Currently, a majority of the total business in targeted areas relates to services. Approximately half of the sales growth up until 2020 is estimated to be derived from the targeted areas. Income from these areas is expected to be accretive to operating margin over time.

Ericsson believes the combined strength of the product and professional services portfolio will be a competitive advantage.

Ericsson Annual Report on Form 20-F 2014

TARGETED AREA

IP NETWORKS

Ericsson believes it can build on a leading position in mobile backhaul and packet core networks to grow the footprint in IP Networking for operators, where the Company wants to take a top three position. The market for IP Networks is expected to grow sales by CAGR 3–5% (2013–2017).

The market for IP Networks is driven by technology disruption and the prevailing IT paradigm. An evolved network architecture has become a critical enabler of the fast introduction of new services and of the efficient handling of the increasing amount of data traffic. The legacy telecom networks were designed to deliver a limited number of services, such as voice and text messages, while the new IP-based multi-service networks create opportunities for operators to unlock the full potential of mobility, video and the cloud. It allows for increasingly virtualized network features, adding flexibility and paving the way for cooperation with new partners.

The network needs to be aware of consumers, services, devices, location in order to scale bandwidth and connections, while being much simpler to operate and maintain. This is enabled through unified management and orchestration including capabilities such as service provider software defined networking (SDN) and service awareness. With the support of Service Provider SDN, operators can orchestrate network resources on different layers for different purposes under the same management system.

IP networking solutions and Service Provider SDN are the key enablers to building a future network that is smart, simple, scalable and capable of delivering superior performance.

TARGETED AREA

CLOUD

Ericsson intends to use its network experience and competence to create compelling cloud solutions and strives to be number 1 in operator telecom cloud. The strategy includes the development of a broad range of offerings.

The IT paradigm and technology disruption drives the demand for cloud solutions to enable more flexible access to real time services. Ericsson strives to ensure that products are ready for deployment in any type of cloud environment, and that applications are suitable for moving to virtualized environments.

Network functions virtualization (NFV) offers a way to rationalize and simplify operations as well as speed up innovation, primarily for parts of the core and transport networks. The technology enables the network to allocate resources to IP-based services and applications according to capacity demand. Through NFV, combined with software defined networking (SDN), the hardware and software are decoupled and the functionality is virtualized.

An architecture built on cloud allows the operator to instantly deploy, modify and scale services and applications, and it enables an easier adaption of network characteristics and resources to serve the dynamic and real-time nature of new services. The virtual infrastructure is thus extended beyond the traditional computing and storage resources.

NFV and SDN together open up the opportunity for operators to implement services more quickly and flexibly and to reduce opex and to some extent capex.

Ericson recently added telecom cloud transformation as a CSI (consulting and systems integration) offering to enable operators to provide high-performance services in the virtualized network.

In 2014, Ericsson acquired a majority stake in Apcera to strengthen the cloud offering for the Enterprise IT market and entered into partnership with Guardtime to deliver secure clouds.

Ericsson Annual Report on Form 20-F 2014

TARGETED AREA

OPERATIONS AND BUSINESS SUPPORT SYSTEMS (OSS AND BSS)

Ericsson has a complete end-to-end OSS and BSS software offering and consulting, systems integration and IT managed services capabilities. OSS and BSS systems allow operators to manage the network, provide high-quality user experience and quickly introduce new services and charge for them.

The fragmented OSS and BSS market is expected by the Company to increase sales by CAGR 5–7% (2013–2017). Ericsson believes that its software expertise and real-time network experience are competitive advantages in this market.

The ambition is to extend the installed OSS and BSS base while also expanding the service offerings for transformation.

The OSS and BSS software offerings are based on a modular architecture, which means that the products are configurable and easily integrated and thereby also less expensive to maintain. Focus is on process-oriented, pre-integrated software suites to differentiate the offering and to speed up time to market.

Ericsson supports the transformation of OSS and BSS through these software suites combined with consulting and systems integration services, so that operators can adapt to rapidly changing and competitive markets. Through simplified processes and better business efficiency, Ericsson helps operators reduce total cost of ownership.

Most importantly though, OSS and BSS transformations can provide competitive advantages for operators through better targeted offerings to their customers, better user experience and improved customer service.

In Ericsson’s role as a consolidator of operators’ OSS and BSS systems, scale is an important foundation for generating profitability.

As the number of connected devices increases, so does the number of individualized subscriptions and price plans, and this increase will require real-time processing. Based on Ericsson’s real-time data expertise, its charging and billing software suite allow for quick introduction of new pricing models and offerings that enable value creation.

The software suite allows operators to provision, and charge for, the user services in an efficient way. It also offers operational efficiency through efficient data monetization including charging and billing, policy management and actionable insight via telecom analytics.

The OSS system provides the foundation for an integrated solution for network services and over-the-top (OTT) services, as well as big data and analytics. This means that the OSS and BSS solutions enable the operators to manage user interactions and capitalize on the revenue streams that data generates, through offering efficient management of the operators’ customers as well as of their networks.

The software suite and related services match the key operator success factors of user experience, business efficiency and innovation.

Ericsson Annual Report on Form 20-F 2014

TARGETED AREA

TV AND MEDIA

Ericsson’s ambition is to be the transformation partner of choice as the TV and Media industry undergoes change. The connectivity and capability of broadband is redefining the user, business and technology aspects of digital entertainment.

Ericsson has over 20 years of experience of content creation, exchange, distribution and delivery of TV. Ericsson expects the TV and Media market to have a sales CAGR of 11–13% (2013–2017).

Ericsson aims to enable the evolution of TV by creating innovative solutions that enable content owners, broadcasters, TV service providers, and network operators to efficiently deliver, manage and monetize new TV experiences. The Company does this by combining a product portfolio that spans the TV value chain, complemented by systems integration and broadcast managed services.

The offering includes a software portfolio of TV platforms, end-to-end video delivery network solutions for video compression that enable new consumer services such as digital TV, High Definition (HD) and 3D.

Ericsson launched the Ericsson MediaFirst TV Platform in 2014, a software-defined platform for the creation, management and delivery of next generation Pay TV. It is an end-to-end cloud-based platform for TV service providers.

Ericsson’s media delivery network (MDN) solution empowers IP network owners with a suite of tools to efficiently manage video traffic, and ensure user experience while enabling new revenues. With network control and efficiency from content to consumer, it positions operators for fast time-to-market and monetization.

The broadcast market is in the midst of a technology disruption, caused by the over-the-top (OTT) companies, and the need for operational efficiency, which drives demand for outsourcing of broadcast services and for IP transformation. Ericsson has expanded its established model for network and IT managed services to deliver broadcast services. These services capabilities enable broadcasters to make significant capex and opex savings through automating processes and standardization in processes, methods and tools, while applying Ericsson’s global delivery model and services capabilities. Ericsson assumes responsibility for technical platforms, which means that the broadcaster can reduce time to market and minimize business continuity risks.

Ericsson’s solutions address the demands of the traditional broadcasters, as well as those of new entrants. Both customer segments face the challenge of adapting to a fast-changing and complex technological landscape. The combination of products and consulting, systems integration, training, and broadcast managed services allow Ericsson to advise, guide, support, implement and manage its customers’ transformation in the evolution of TV.

Ericsson Annual Report on Form 20-F 2014

TARGETED AREA

INDUSTRY AND SOCIETY

There is a high demand for connectivity and intelligent systems in markets such as utilities, transport and public safety. Ericsson believes that many of the demands in these market segments, which it refers to collectively as “Industry & Society”, can be met with the Company’s existing portfolio.

Ericsson’s capabilities, combined with its proven record of commercializing advanced ICT solutions, provides a solid foundation for bringing innovative capabilities into industry verticals while providing efficiencies of scale.

The ambition is to strengthen the number one position in solutions for operators to become a leading professional services provider in three adjacent selected industry verticals; initially utilities, transport and public safety.

The rapid uptake of connected devices and self-service applications is changing the way companies do business. The mobile network is fundamental to this development. Under the designation of Industry and Society, the industry verticals of utilities, transport and public safety play an important role in Ericsson’s strategy to grow in adjacent industries, reusing and extending the current portfolio of both products and services.

These selected industries are rapidly transforming driven by mobility and evolving technologies entering the market, such as smart grids, intelligent transport systems and multimedia services. The technology shifts offer new business opportunities for Ericsson.

Ericsson’s technology and services leadership form the foundation on which to expand the business by addressing new customers across the selected industry-vertical industries. The Company brings innovative thinking, a deep understanding of a wide variety of communications technologies and experience in designing, deploying and managing services globally for the Networked Society.

One of the innovative offerings is the Connected Vehicle Cloud which targets the global automotive industry’s existing and future demands for scalability, security and flexibility in the provisioning of connected car services to drivers and passengers.

The selected industries are also facing increased demand on sustainability and efficiency – demands that Ericsson can address by leveraging its technology leadership in its core business.

The telecom network and related services that Ericsson offers, including network infrastructure and professional services, meet communication needs that the industry verticals require, and helps to fulfill requirements of high reliability and high speed. The need for broadband connectivity is becoming critical, and, in Ericsson’s view, proprietary networks are no longer necessary to cater for the vast needs in specific industries.

The resources in technology, consulting, systems integration and managed services on a global scale enables Ericsson to address adjacent industries. The selected industries can benefit from Ericsson’s mobility expertise and services innovation, while the Company expands its footprint into new high-growth markets and brings disruptive change into the rapidly transforming industries.

Ericsson Annual Report on Form 20-F 2014

RESOURCE ALLOCATION

Ericsson reallocates capital and resources to support the strategy. Investments in services capabilities goes hand in hand with investment in product development, sales capabilities and in acquisitions and partnering.

Ericsson has always been a company driven by innovation – in technology and business. The Company’s long-term leadership in technology and services is a result of continuous efforts to invest in the ability to deliver customer value and to be relevant in the future.

R&D investment

R&D investments are the foundation for maintaining a technology leadership position. Investments in R&D keep the product portfolio and customers in front of a rapidly transforming market and to safeguard, secure and improve technology leadership. Ericsson will continue to invest a substantial part of R&D in the core area of Radio, Core and Transmission, to further enhance the capabilities in areas such as small cells and 5G. R&D investments in software are significant, as mobile networks are increasingly software-centric.

Ericsson will prioritize R&D investments in targeted areas to win technology leadership positions in these areas. R&D investments in the targeted areas will help the company expand the positions in areas such as IP Networks and Cloud.

Continuous focus will also be on finding better ways to do things internally, including how to further improve R&D agility. Lean and agile workflows in R&D has enabled Ericsson to bring innovations faster to the market and to increase operational efficiency.

During 2014, Ericsson opened its first ICT center in Sweden where R&D engineers can work beyond borders more easily and efficiently, bringing innovation and providing industry-leading cloud-enabled technology faster to the market. Two additional ICT centers are expected to be opened in 2015 – one in Canada and another in Sweden.

Investment in services capabilities

In Telecom Services, the global knowledge base enables Ericsson to develop new solutions that can be reused to offer benefits to customers. Locally, in each region, Ericsson professionals work with customers to develop innovative, scalable solutions. Best practices are shared across regions, boosting quality and efficiency. When a successful customer solution is proven in one region, it can be rolled out globally. Ericsson has invested in common global processes, methods and tools to enable synergies and efficiency gains to safeguard the global scale advantage.

Acquisitions and partnering

Ericsson has made specific acquisitions to strengthen the offerings in the targeted areas. In core areas, especially in Radio, Core and Transmission, the acquisition activities have mainly been related to consolidation activities and to create synergies to extend the leadership position. The strategy to establish leadership in targeted areas includes investing to accelerate growth and to improve Ericsson’s competitive position through small bolt-on acquisitions and strategic partnering agreements.

The ambitions of M&A and partnering activities are to fill portfolio gaps, to improve scale and skills and, above all, to strengthen the ability to create value. The activities address both product and services companies. In 2014, Ericsson invested in companies like Red Bee Media, MetraTech and Apcera and also partnered with Guardtime in the area of secure cloud.

Investment in sales competence

Investment in new competence is required for new solutions in the targeted areas, not only for R&D but also in sales resources as well as in service delivery resources to allow for economies of scale.

In 2014, Ericsson increased investments in sales capabilities particularly for Cloud and IP. Industry and Society customers were first addressed in three regions to learn how to sell and deliver in this customer segment. After the initial phase, sales processes and ways of working are reused in other regions to get scale.

Ericsson Annual Report on Form 20-F 2014

THE IPR PORTFOLIO

Licensing of intellectual property rights (IPR) contributes to a fair return on R&D investments and is a key element in Ericsson’s growth strategy.

The royalty-based IPR (Intellectual Property Rights) licensing business is a key element in the strategy to capture growth. Higher IPR revenues have an accretive impact on profitability.

Aligning with the strategic direction and ambition to grow faster than the market, these revenues are expected to continue to increase. The IPR strategy is to enlarge IPR licensing revenues by expanding the technology licensing portfolio to cover other products and by broadening Ericsson’s customer base beyond handset manufacturers and into new industries.

The Company has created a licensing portfolio, representing the value of technology knowhow and R&D. The portfolio includes both technology and patent licensing. The defensive value of the IPR portfolio protects the sales of Ericsson’s products and services as cross-licensing agreements are signed with other major IPR holders. The offensive value allows Ericsson to commercialize and obtain a fair return on the IPR portfolio. Both these values are direct returns of the investments made in R&D. Over the past five years, annual R&D investments have been on average 33 billion and revenues from the IPR licensing business has increased over time but decreased slightly in 2014, to SEK 9.9 billion.

In technology licensing, Ericsson provides specifications to proprietary technologies such as different interfaces, while the patent licensing includes giving access to essential patents for different technology standards.

Ericsson complies with its commitment, to standardization bodies, to license essential patents on fair, reasonable and non-discriminatory (FRAND) terms, which implies that accumulated costs are kept at a reasonable level. Ericsson’s view is that owners of essential patents should be compensated proportionally to their technology contribution to the standard. An example of a cross-licensing agreement is the multi-year license agreement between Samsung and Ericsson. The agreement covers patents for 2G, 3G, and 4G standards for networks and handsets.

Ericsson’s innovative portfolio is the result of the work of 25,000 R&D engineers. Most of the patents developed within the R&D organization are in wireless technology. Ericsson is involved in industry-wide standardization processes regarding mobile technologies and standards. By addressing the issue of spectrum by improving spectral efficiency with new technologies or features, and taking part in the industry decision-making regarding new suitable frequency bands, Ericsson has helped to render the development of many new technologies and patents. With more than 37,000 patents granted, the Company has one of the industry’s strongest patent portfolios.

Ericsson Annual Report on Form 20-F 2014

BUSINESS STRUCTURE

The strategic direction is to:

Excel in core business

Radio, Core and Transmission and Telecom Services.

Establish leadership in targeted areas

IP Networks, Cloud, OSS & BSS, TV and Media and Industry & Society.

Expand in new areas

with future possibilities and growth.

To best reflect the business focus, Ericsson reported four business segments 1) in 2014

Radio, Core and Transmission, as well as IP Networks and Cloud report into Networks, while Telecom Services report into Global Services. The product and software deliveries of OSS and BSS, TV & Media, report into Support Solutions, while services related to these areas report into Global Services. Industry and Society reports into Global Services. Many of the areas therefore have elements of both product and services.

Each business segment contains various shares of sales from the targeted areas. Sales in targeted areas showed a growth of more than 10% in 2014.

1)	Modems segment did not contribute material revenues, as development of modems was discontinued in 2014.

Read more in the Board of Directors’ Report on page 38.

Ericsson Annual Report on Form 20-F 2014

SEGMENT NETWORKS

Ericsson provides the network infrastructure needed for mobile and fixed communication, including 2G, 3G and 4G radio networks, and IP core and transport networks.

Within segment Networks, the strategy is to lead the radio evolution, grow IP networking and transform to cloud core.

Networks delivers products and solutions needed for mobile and fixed communication, including 2G, 3G and 4G radio networks, IP and transmission networks, core networks and cloud.

The main offerings include:

•	The multi-standard RBS 6000 radio base station supports all the major mobile technologies including GSM/EDGE, CDMA, WCDMA/HSPA and LTE in a single cabinet.

•

The IP and transmission solutions are based on the SSR 8000 portfolio. The SSR 8000 is a high-capacity platform that improves network performance and supports service differentiation in fixed and mobile networks. The momentum for the multi-application router, has continued with 146 contracts signed since its launch in December 2011.

•

The Ericsson Blade Server platform includes functionality for handling network control in fixed and mobile core networks. The IP Multi-media Subsystem (IMS) solutions enable operators to offer communication in new ways, such as Voice over LTE (VoLTE), high-definition video calling and conferencing, multi-party chat with presence information, and screen sharing, while reducing costs. IMS enables Voice over LTE (VoLTE), High Definition Video and the Ericsson Cloud System.

•

The Ericsson Cloud System is a platform for providing cloud services and to enable virtualization of network functions according to NFV, and where Service Provider SDN enables the distribution of the virtualized functionality.

•

Optimized transmission/backhaul products includes microwave and optical transmission solutions for mobile and fixed networks. The transmission network constitutes the links between the core network and access nodes.

Networks’ major business models have so far been based on network coverage and network capacity expansions and upgrades. The revenue mix consists mainly of hardware and software. Gross margins are affected by the business mix between sales of upgrades and expansions and coverage or new build-outs. Network coverage build-out, which is mainly hardware related, is to a large extent done on site, supported by Ericsson’s network rollout services, while upgrades and expansions usually involve software and professional services, and are often delivered remotely. The Company is transforming its business model to be more software based, with an increasing share of royalty and license-based revenues.

GSM/EDGE technology has by far the widest reach today, covering more than 85% of the global population. The areas yet to be reached by GSM/EDGE are in some countries that are sparsely populated. Demand for WCDMA/HSPA is driven by increased user demand for internet access, the growing affordability of smartphones and regulatory requirements to connect the unconnected. In terms of capacity and demand for superior network performance, mobile data traffic continued to grow rapidly in 2014. The rising number of smartphone subscriptions is a key driver for mobile data traffic growth, together with the fact that users are consuming more data per subscription – mainly driven by video. Total smartphone subscriptions reached 2.7 billion during 2014, and the number of subscriptions for mobile PCs, tablets and mobile routers reached 300 million. The majority of mobile broadband subscribers are connected using 3G/WCDMA networks, but increasing numbers are gaining 4G/LTE access. Ericsson expects LTE to keep expanding from 400 million subscriptions in 2014, reaching around 3.5 billion in 2020.

2G/GSM/EDGE networks are still an important part of the ecosystem and a complement to 3G/WCDMA/HSPA and 4G/LTE coverage.

Ericsson Annual Report on Form 20-F 2014

SEGMENT GLOBAL SERVICES

Ericsson’s approximately 65,000 services professionals around the world deploy, operate and evolve networks and related support systems. Global Services includes professional services and network rollout.

The business strategy within Global Services is to extend and excel in the core business: network roll-out, customer support and managed services, while growing the business in consulting and systems integration as well as in IT managed services and broadcast services.

The Company’s global set of processes, methods and tools are major competitive advantages and support the strategy to benefit from the global scale in targeted areas and especially in broadcast services and media services and in the selected industry verticals of transport, public safety and utility industries. The telecom services business, represented 43% of net sales in 2014 (43% in 2013). Within Global Services, Managed Services and Consulting & Systems Integration continue to drive growth.

Through approximately 65,000 services professionals and four global service centers, which offer a universal approach to managed services based on years of innovation and global best practice, Ericsson deploys, operates and evolves networks and related support systems. The Company delivers managed services, product-related services, consulting and systems integration services and broadcast services.

The ambition is to support operators to improve their revenues, increase their operational efficiency and to transform their networks. Ericsson strives to create value by combining technical, services and customer experience expertise.

The offerings include:

•

Network managed services for designing, building, operating and managing the day-to-day operations of the customer’s network or solution; maintenance; network sharing solutions; plus shared solutions such as hosting of platforms and applications. Complex issues are handled, such as convergence, quality and capacity management, so that operator resources can focus on strategy, marketing and customer care.

•

IT managed services, whereby Ericsson assumes responsibility for aspects such as application life-cycle management, application development, quality assurance and day-to-day operations and maintenance for both applications and infrastructure.

•

Broadcast services for TV and media companies. Services include responsibility for technical platforms and operational services related to TV content management, play out and service provisioning of a TV broadcaster’s business. Ericsson has the capability to consult, integrate and manage business operations for TV and media, reusing skills, methods and tools from network managed services. Broadcast services help to enhance the efficiency of the business operations of content owners and broadcasters, providing significant operational and capital savings through assuming responsibility for technical platforms, enabling speeding time to market and minimizing business continuity risks. The investment in Red Bee Media in 2014 further enhanced the broadcast services capabilities.

•

Product-related services: Services to expand, upgrade, restructure, or migrate networks; network-rollout services; customer support; and network optimization services. Network design and optimization services ensure that networks can handle high levels of data traffic while maintaining service quality and user experience.

•

Consulting and systems integration (CSI): technology and operational consulting; integration of multi-vendor equipment; design and integration of new solutions and transformation projects. CSI services assist operators in driving business transformation and ensuring competitiveness while facing the challenges of this new environment. Ericsson is expanding the established model for network and IT managed services to adjacent areas such as cloud services, TV and media, and selected industry verticals. The Company also offers services related to the planning, building and optimizing of OSS including service fulfillment and service assurance.

•	Services for Industry and Society; reusing existing portfolio for non-telecom customers in the areas of utilities, transport and public safety.

The product mix is divided between network rollout services and professional services of which managed services is a significant part. The proportion of network build outs as well as managed services deals in the transition phase affects the gross margin of Global Services. As sales are based on various services offerings the challenge is to manage and optimize cost of sales. R&D investments are limited. Unlike the professional services business, rollout services of extensive networks are working-capital intensive.

Each year, Ericsson manages more than 1,400 major projects for network build, expansion or migration for all major standards of mobile and fixed networks worldwide. On average, 100 of these are large, complex turnkey projects. The Company provides managed services to networks that serve more than 1 billion subscribers in approximately 100 countries. These networks are typically multi-vendor, multi-technology environments, with more than half the equipment from non-Ericsson sources.

Ericsson Annual Report on Form 20-F 2014

SEGMENT SUPPORT SOLUTIONS

The Support Solutions segment focuses on software for operations and business support systems (OSS and BSS), as well as TV and media management, and m-commerce.

The portfolio is designed around measurable performance improvement in an operator’s business processes, with software that is scalable, configurable and provides end-to-end capabilities.

The offerings includes:

•

Operations support systems (OSS) and business support systems (BSS) solutions for telecom operators. The growth of mobile broadband is leading operators to develop their OSS and BSS solutions in order to monetize the increasing amount of data traffic that flows in the networks, while at the same time managing the increasing complexity of networks and services. OSS software solutions; support operators’ management of existing networks and the introduction of new technologies and services, through software products for service enablement, fulfillment and assurance as well as telco analytics, orchestration and cloud management. Business Support Systems (BSS) handle revenue management (prepaid, post-paid, convergent charging and billing), mediation and customer care solutions. BSS manages how services are delivered and paid for. Products for revenue assurance and billing and revenue management help maintain customer relationship and keep track of revenues

•

TV & Media solutions: a suite of standards-based products for the creation, management and delivery of evolved TV experiences on any device over any network. Ericsson’s TV platforms – enabling TV service providers to deliver on the TV Anywhere future – are powering more than 110 TV services for over 18 million subscribers. Through the acquisition of Tandberg Television in 2007 and Microsoft’s Mediaroom in 2013, Ericsson is now the leader in the video compression IPTV and business, with multi-screen solutions for TV

•

M-Commerce; solutions to enable mobile financial services for domestic and international money transfer, payment transactions and services between mobile subscribers and operators and other service providers.

•

Industry and Society; solutions for the industry and society market, Ericsson adapts existing solutions for new applications. The service enablement platform has been used to create the Connected Vehicle Cloud and billing-as-a-service products are reused for connected devices applications.

Sales are dominated by software and the business is R&D-intensive, with limited working capital. In order to be profitable, continuous centralization and harmonization of R&D is important in order to keep the product portfolio together. Ericsson is executing on recent acquisitions, while transforming the business model from one that is based on a revenue intake from traditional telecom software licenses to one that puts emphasis on recurring software sales based on subscription-base software as a service (SaaS) offerings.

Ericsson Annual Report on Form 20-F 2014

REGIONAL DEVELOPMENT

Ericsson is a global company, with customers in more than 180 countries. The Company has been present in many countries, such as China, Brazil and India, for more than 100 years.

The expertise and local knowledge gained through working closely with customers create global scale, which is an important pillar of the business success.

It is important to find a beneficial mix between different businesses and regions in order to secure a good balance between growth and profitability. The differing nature of the businesses as well as regions reflects Ericsson’s global position and the ambition to be regionally diversified is part of the overall strategy to mitigate the impact from imbalances and dependencies.

Ericsson has ten geographical regions which vary in size and where the maturity of the operators and the markets differ. The solutions-based go-to-market approach is built on close cooperation between business units and regions. Each region is organized the same way. The relationship between the regions and the business units is such that the business units develop the products and the regions cultivate relationship with its customers and address customers’ needs. This also spurs innovation, as it allows the regions to identify local needs and when these are translated into solutions, the innovations can be spread globally.

To manage the extensive managed services business in an efficient way, services are delivered locally from the ten regions and globally from four Global Service Centers where large-scale activities are concentrated. The Global Service Centers are located in India, China, Mexico and Romania.

Over the past five years, the North American region has increased the share of total Group sales, driven by intense operator activity.

Ericsson is a market leader both in telecom services and mobile broadband infrastructure In the North American market. After a couple of years with major LTE network buildouts, the business in North America was driven by network quality and capacity expansion business in 2014. This was a consequence of the increase in user demand for mobile data. Business slowed down during the latter part of 2014 as operators focused on cash flow optimization. The overall market fundamentals are strong with continued need for capacity investments and densification, driven by video and the introduction of new services such as VoLTE. This market is in the forefront when it comes to network development and LTE usage, and several of the targeted areas, such as OSS and BSS, IP, Cloud as well as TV and Media, have a strong potential.

Ericsson has established a position in 4G in China, as mainland China has started a large scale roll out of LTE and over 1.2 billion LTE-subscriptions are expected by the end of 2020. Sales in 2014 were driven by delivery of 4G/LTE coverage type of contracts, primarily to one Chinese customer. Future capacity sales will be dependent on subscriber uptake in the LTE networks.

Ericsson has a strong installed base in Europe, partly as a result of the modernization projects of European networks in 2011–2013, which was a prerequisite for the transformation. In 2014, business in Europe was driven by investments in network quality and capacity combined with managed services. Vodafone started to invest in a multi-year “project Spring” to increase coverage and capacity in several European countries. Operator consolidations continued to be on the agenda partly driven by an increasing need for network investments. Business in Russia developed favorably during the year driven by mobile broadband infrastructure investments.

Ericsson Annual Report on Form 20-F 2014

ERICSSON 24/7 – GLOBAL PRESENCE

Ericsson is a global player, with customers in more than 180 countries. The Company has been present in many countries, such as China, Brazil and India, for more than 100 years. The go-to-market organization is based in 10 geographical regions.

NORTH AMERICA, – 8%

Sales declined, driven by lower network sales as a result of large mobile network coverage projects coming to an end, and increased operator focus on cash flow in the second half of the year. Sales in Support Solutions and Professional Services continued to grow, driven by OSS and BSS modernization.

MEDITERRANEAN, – 5%

Sales decreased as the European modernization projects came to an end while managed services contributed positively to sales.

LATIN AMERICA, +3%

Sales increased, driven by mobile broadband coverage projects and network quality investments, partly offset by currency restrictions.

WESTERN AND CENTRAL EUROPE, +7%

The European modernization projects came to an end in 2014. Sales growth was increasingly driven by investments in network quality and capacity during the year.

NORTHERN EUROPE AND CENTRAL ASIA, +6%

Sales increased, driven primarily by mobile broadband deployments in Russia with sales of SEK 6.7 (5.6) billion. Professional Services sales grew, driven by network design and optimization services. TV & Media business showed positive development.

NORTH EAST ASIA, +1%

Sales increased in mainland China and Taiwan as a result of delivering on previously awarded 4G/LTE contracts. The increase was partly offset by reduced network investment levels in Korea and Japan.

MIDDLE EAST, +22%

Sales growth was driven by mobile broadband investments related to new licenses and growth in data traffic in both advanced and developing markets.

SUB-SAHARAN AFRICA, –13%

Sales declined but recovered in the second half of the year, mainly driven by operator focus on network traffic and quality management. This resulted in a continued demand for managed services.

INDIA, +25%

Sales growth was driven by mobile broadband infrastructure investments. Increased smartphone penetration drove growth in mobile data usage.

SOUTH EAST ASIA AND OCEANIA, 0%

Sales remained flat. Growth in major rollout projects in Australia compensated for a decline in Indonesia where major 3G projects peaked in 2013.

OTHER, –2%

Includes revenues generated across all regions through licensing, broadcast services, power modules, Ericsson-LG Enterprise and other businesses. Sales declined somewhat due to exit of the telecom and power cable businesses in 2013 as well as lower IPR revenues. Broadcast services grew, driven by the acquired Red Bee Media business that was fully consolidated in 2014.

Ericsson Annual Report on Form 20-F 2014

THE PEOPLE

Ericsson’s People Strategy is clear – to attract the best, to develop the best, and to establish a high performing organization of engaged employees.

Right from the start, the ingenuity and professionalism of the people have taken Ericsson forward in a world of continuous technical and societal developments. The Company and the employees share the vision of a sustainable Networked Society, and the continuous transformation of the business builds a culture of creativity and innovation.

Ericsson’s future success largely depends on the ability to attract, develop, motivate and retain the talent needed to uphold and develop the business. Competition for skilled professionals in the ICT industry remains intense. To help Ericsson reach its full potential and maintain its leading position, the People Strategy has three objectives: attract the best talent, develop the best talent, and establish a high performing organization of engaged employees.

Attracting the best talent

The Ericsson brand is well known in the ICT space. To attract the talent and skills needed to transform the business, strong efforts are being made to reach out even further. Ericsson is active in the global social media with the “You + Ericsson” concept, telling powerful people stories and presenting global opportunities. Through the employee referral program, the Company engages its top talent to attract other top talent from the marketplace. Ericsson is continuously working with universities all over the world to increase the exposure to new talent in the different markets in which the Company operates. To attract exceptional talent, Ericsson takes a holistic approach to becoming an employer of choice across the world, with the consistent Ericsson values, but the Company also brings local nuances to meet local needs. Ericsson wants to be recognized as the Company that fulfills both the personal and career ambitions of a potential employee.

Continuous focus on competence

In order to stay relevant and remain a pioneer and a thought leader in the Networked Society, Ericsson needs to keep continuous focus on competence. The Company has a strategic approach to learning, using a two-tier framework. Top-down, the process identifies gaps for strategic competences in relation to a specific position or geography. These targeted gaps are being closed through development and deployment of global learning programs. Ericsson has structured formal and on the job training programs to build competences in emerging technology areas and in best practices with a special focus on sales, services and product development teams. Bottom-up, each employee together with his or her manager identifies competence gaps and develop an annual development plan so that they continue to grow and advance.

Ericsson invests in impactful and innovative ways of learning that can be accessed by everyone at all times, such as collaborative learning through a new virtual campus with live experts sharing knowledge or through Ericsson Play, a new mobile video sharing and learning platform. Certifications and assessments support the learning program to ensure that competence is obtained. The comprehensive career and competence model, supported by online and classroom training from Ericsson Academy and on-the-job development, helps employees to build their careers and develop capabilities that contribute to the Company’s continued success.

Ericsson Annual Report on Form 20-F 2014

Engagement and leadership

The level of engagement from the people remains very high. The last employee survey had a 93% response rate. The Employee Engagement Index measures employees’ overall motivation and commitment to the Company’s success. Ericsson’s score for 2014 is 78% which puts the Company amongst the top-scoring ICT companies included in this benchmark. One of the contributing factors to the high score was leadership. Strong leaders are essential for Ericsson to keep the technology and services leadership amid evolving business conditions. Therefore, the Company applies a rigorous talent planning process and run structured leadership programs at all levels. The leadership pipeline is under continual review to ensure that the right leadership capabilities are developed to take the business forward.

Diversity of thought

With customers in more than 180 countries around the world, Ericsson strives for the leadership teams and employee base to be as diverse as the world around. The Company’s definition of diversity extends beyond gender, race, religion, ethnicity, age and other established categories to focus on diversity of thought, the prime driver of the innovative culture.

In Ericsson’s experience, diverse teams are the most productive and stable. The diversity is supported by a truly inclusive workplace, in which people are valued for the different perspectives, ideas and experiences that they bring.

Ericsson Annual Report on Form 20-F 2014

SUSTAINABILITY AND CORPORATE RESPONSIBILITY

By advocating Technology for Good, Ericsson aims to lead the industry in providing significant and measurable contributions to a sustainable Networked Society.

In the Networked Society, Ericsson is the leading advocate of Technology for Good, the transformative power of mobility, broadband and cloud solutions to help tackle global sustainable development challenges. In the Company’s sustainability and corporate responsibility work, Ericsson has two main focus areas: to reduce risks, and to create positive impacts for people, business and society. The below areas are integrated in the Ericsson business:

•	Conducting business responsibly

•	Environment, energy and climate change

•	Creating positive socio-economic impacts

Conducting business responsibly

Embedding responsible business practices into the Ericsson operations ensures that the Company is running the business responsibly and capable of managing risks on a global scale. No matter what country or environment Ericsson operates in, global policies apply in terms of sound business practices, social responsibility and environmental protection.

Ericsson is committed to upholding the ten UN Global Compact Principles in the areas of human rights, labor standards, the environment and anti-corruption as well as to the UN Guiding Principles on Business and Human Rights (UNGP).

Ericsson’s key areas of commitment and actions are the respect for human rights in the ICT field, fostering anti-corruption, applying responsible sourcing practices, improving environmental performance and upholding high standards for labor rights as well as occupational health and safety.

The Company has a strong global governance process through the Ericsson Group Management System (EGMS) that supports efforts to create business value and minimize negative impacts. The robustness of the processes have systematically been improved over time.

In 2014, Ericsson updated its Code of Business Ethics to align it with the UNGP, with particular focus on human rights. Ericsson’s most salient human rights issues are the right to privacy and freedom of expression. Human rights focus is growing in many of the Company operations. One example is through Ericsson’s Sales Compliance Board, which provides a cross- functional forum for handling, for example, human rights risks as part of the sales process. In 2014, more than 300 cases were reviewed and 6% of the cases reviewed by the Sales Compliance Board were rejected.

In 2014, at the request of the Sales Compliance Board, Human Rights Impact Assessments of Iran and Myanmar were conducted and still ongoing in Iran, in accordance with the UNGP.

In the area of Occupational Health and Safety, 22 workplace fatalities were reported. Of these 1 was an Ericsson employee while suppliers reported 21, including 1 public fatality.

Environment, energy and climate change

Substantial greenhouse gas reductions can be achieved in a wide variety of ways by using ICT in different sectors. During 2014, Ericsson reduced societal carbon emission by implementing ICT-enabled solutions such as smart meters and smart transport solutions.

Ericsson’s second Energy and Carbon report, published in 2014, analyzes the ICT sector’s own environmental impact in terms of energy use and greenhouse gas emissions. The report shows that, while the expansion of ICT is stimulating economic growth and development, the resulting increase in carbon emissions is expected to be marginal, compared to the substantial reduction of greenhouse gases that can be achieved.

Ericsson and UN-Habitat produced a report in 2014,“The Role of ICT in the New Urban Agenda,” describing how ICT supports the sustainable cities of the future and offered recommendations to policymakers on the creation of an ICT-enabling environment to bridge digital divides.

The Company’s latest generation of network infrastructure equipment provides better performance than previous generations, while consuming less energy. The work on improving energy efficiency continues across the entire portfolio, to enable an increased connectivity of cities, industries and societies. The carbon

Ericsson Annual Report on Form 20-F 2014

footprint of Ericsson’s own activities has steadily decreased. Progress is on track towards the five-year target of reducing CO2 emissions per employee by 30% and keeping absolute CO2 emissions at 2011 levels, despite forecast growth in sales and number of employees.

Creating positive socio-economic impacts

Mobility, broadband and the cloud can greatly enable socio-economic development. But for people to benefit, affordability and accessibility are key. Ericsson has been actively involved in advocating the role of ICT in the Sustainable Development Goals (SDGs) for the post-2015 agenda that seek to address such challenges.

In 2014, the Task Force on Sustainable Development for the Broadband Commission on Digital Development, chaired by Ericsson President and CEO Hans Vestberg, produced a report, “Means of Transformation,” offering practical guidance for governments on leveraging ICT in support of the SDGs.

Ericsson’s objective to positively impact 2.5 million people directly through Technology for Good initiatives by 2016 was achieved in 2014. The bar has now been raised even higher, aiming to positively impact 4.8 million by the end of 2015.

In 2014, Ericsson focused on using ICT to transform humanitarian response and scaling solutions for greater impact. Ericsson and the International Rescue Committee announced a partnership using mobile technology to improve the frontline response of humanitarian workers in health, natural disasters and conflict-driven humanitarian crisis.

Ericsson Response is the global Ericsson employee volunteer initiative formed in the year 2000 to provide communications expertise, equipment and resources to assist humanitarian relief organizations.

In 2014, active missions assisting the Emergency Telecommunications Cluster focused on: continuing support to the Philippines in the aftermath of the 2013 typhoon; collaborating with the World Food Programme in war-torn South Sudan to provide communications and expertise to support long-term humanitarian efforts in refugee and Internally Displaced Persons (IDP) camps; and in Iraq, by deploying volunteers to facilitate communications for humanitarian workers in IDP camps.

Ericsson and operators in the Middle East launched the Refugees United service for the nearly 1.4 million Syrian refugees residing in Iraq, Jordan and Turkey at the launch of service. Another key focus was Ebola infection-prevention in Guinea, Liberia and Sierra Leone. Ericsson worked with multiple partners to support community health workers with about 1,400 mobile devices, with specific health apps, and provided UN and humanitarian workers with emergency telecoms support through Ericsson Response.

The Company also seeks to scale its impact in other key focus areas, including:

•

Education – as lead technology partner in Connect to Learn, a global education initiative with the Earth Institute at Columbia University and Millennium Promise. The program is now in 16 countries, engaging 12 mobile operators, benefiting about 45,000 students. In 2014, the program was launched in Myanmar in partnership with the UK Department for International Development, through the Girls’ Education Challenge with the aim of reaching 14,000 marginalized girls over the next two years.

•

Financial inclusion – Ericsson’s m-commerce solutions can enable many of the approximately 2.5 billion people who are unbanked globally to access financial services. In 2014, ASBANC, Peru’s National Bank Association, recognized Ericsson’s global scale and integrated solution as well as its commitment to Technology for Good, and selected Ericsson as a partner to design and implement its Mobile Money project, the country’s largest private initiative for financial inclusion.

Ericsson Annual Report on Form 20-F 2014

LETTER FROM THE CHAIRMAN

Dear shareholders

For the fourth time, it is my pleasure, as Chairman of the Board of Ericsson, to reflect on another year of performance and progress. As a Board, we are deeply involved both in helping develop a long-term strategic vision and responding to more immediate opportunities and challenges.

The ability to balance today’s reality with a rapidly evolving future has always been part of Ericsson’s culture, and has sustained its success for more than a century. Never before has this culture been more important. Customers face numerous challenges, and by adapting the product and services portfolio to meet their needs, Ericsson can take advantage of the many business opportunities that are emerging. In a sense, business has always been this way, but the rate and scale of change in today’s macro environment are exceptional.

The task of ensuring long-term development in this environment is both exciting and challenging. As a Board, we must consider what this industry will look like 10 or perhaps 20 years from now, so that investments and resources can be allocated responsibly. Ericsson’s ambition is to lead future developments and it is satisfying to see Ericsson positioning itself effectively as a leader in the transformative Networked Society.

In 2014, Ericsson and the Board concentrated on three major areas: strategy, governance and talent management.

In its strategic work, the Board always invests considerable time evaluating several strategic alternatives. In 2014, this led to an important decision: that Ericsson should exit the modem business – a long journey is now completed. To strengthen Ericsson’s position in its targeted areas, the Board decided on several strategic acquisitions.

The Board is committed to maintaining Ericsson’s high standards of corporate governance, sustainability and responsible business practice. Ericsson is a large global company and it is essential that high standards are met across markets. Ericsson aims high: every part of the company is required to meet demanding financial, social and environmental standards. Ericsson works constantly to uphold these standards, and as a result has won and retains the trust of its stakeholders.

Companies are only as good as the people they hire. The Board is appreciative of CEO and President Hans Vestberg and his leadership team for their dedication in attracting and developing some of the best talent in our industry, a vital component in securing Ericsson’s leading position. The Company is naturally interested in succession planning, particularly at executive levels but also in technology and commercial management. Ericsson’s values of respect, professionalism and perseverance require good talent management.

Ericsson’s capital structure is another of the Board’s major responsibilities and an area of great interest to shareholders and the capital market. In approaching this responsibility, the Board carefully considers the previous year’s earnings and balance sheet, coming years’ business plans, and projections of economic development. Maintaining industry leadership requires significant R&D investment as well as continued focus on developing our core business, and expanding into new and targeted areas. With all this taken into account, the Board’s proposal is to increase the dividend from SEK 3.00 in 2013 to SEK 3.40 per share for 2014.

As a leader in an industry that is leading change across all industries, Ericsson is an extraordinary company. It is a privilege to be part of Ericsson’s journey and a pleasure to serve as the Chairman.

Leif Johansson

Chairman of the Board of Directors

Ericsson Annual Report on Form 20-F 2014

BOARD OF DIRECTORS’ REPORT

Full-year highlights

•	Sales were SEK 228.0 (227.4) billion, flat compared with 2013.

•

Operating income was SEK 16.8 (17.8) billion, with an operating margin of 7.4% (7.8%). Gross margin improved due to a higher share of capacity business, offset by increased operating expenses and currency hedge losses.

•	Segment Networks showed an operating margin of 12% (10%) driven by improved business mix and earlier actions to improve commercial and operational efficiency.

•	Cash flow from operating activities was SEK 18.7 (17.4) billion. Cash conversion was 84%, above the target of 70%.

•	The Board of Directors proposes a dividend for 2014 of SEK 3.40 (3.00) per share.

Business in 2014 1)

In 2014, Ericsson showed stable sales development with a solid operating margin. A sales decline in North America of –8% was compensated by growth in the Middle East, Europe and Asia. Operating margin improved in the core business, driven by a higher share of capacity sales and efficiency enhancements. This was partly offset by currency hedge losses, investments in targeted areas as well as losses related to the modems operations. (Reported operating margin decreased in 2014.)

The more than 100 IPR licensing agreements signed to date show the value of Ericsson’s R&D investments and enable industry players to continue to innovate and bring exciting products to the market. In 2014, IPR revenues showed a steady positive development. Ericsson remains committed to licensing its standard-essential patents on fair, reasonable and non-discriminatory (FRAND) terms.

At the Capital Markets Day (CMD) in November, Ericsson outlined the progress on its Networked Society strategy, with focus on market development, growth agenda, transformation and profitability. In line with the strategy, the Company has invested into the targeted areas: IP networks, Cloud, TV & Media, Industry & Society and OSS & BSS. Sales in targeted areas showed a growth of more than 10% in 2014.

Ericsson continues to proactively identify efficiency opportunities in the Company. The cost and efficiency program presented at the CMD, with the ambition to achieve savings of approximately SEK 9 billion, with full effect during 2017, is progressing. Activities for the discontinuation of the modems business are included in the program and are ahead of plan.

Ericsson improved the cash flow from operating activities, and generated a cash flow of SEK 18.7 (17.4) billion. For the third consecutive year, the Company exceeded its cash conversion target of more than 70%. This resulted in a solid balance sheet, enabling Ericsson to continue to implement its strategy and to deliver consistent returns to its shareholders.

The Board of Directors proposes a dividend for 2014 of SEK 3.40 (3.00) per share, an increase of 13%.

1)	The figures in this section are IFRS figures. However, commentary is based on non-IFRS figures, unless stated otherwise.

See Financial results of operations on page 35 for the reconciliation of non-IFRS figures.

Ericsson Annual Report on Form 20-F 2014

Financial highlights

Financial results of operations 1)

In this Board of Directors’ report, unless otherwise indicated, commentary on sales, gross margin, operating income and net income reflects adjustments made on full year 2013 for the initial payment from Samsung following the January 2014 licensing agreement with Samsung. The table below presents the reconciliation between reported IFRS figures and the non-IFRS figures upon which the comments are based.

Reconciliation IFRS – Non-IFRS measures

	IFRS		Adjustment initial Samsung IPR payment 1)		Non-IFRS
	2014	2013	2014	2013	2014	2013
Net sales	228.0	227.4		–2.1	228.0	225.3
Cost of sales	–145.6	–151.0			–145.6	–151.0

Gross income	82.4	76.4	0.0	–2.1	82.4	74.3
Operating expenses	–63.4	–58.5			–63.4	–58.5
Other operating income and expenses	–2.2	0.1			–2.2	0.1
Share in earnings of associated companies	–0.1	–0.1			–0.1	–0.1

Operating income	16.8	17.8	0.0	–2.1	16.8	15.7
Financial items	–1.0	–0.7			–1.0	–0.7
Taxes	–4.7	–4.9		0.5	–4.7	–4.4

Net income	11.1	12.2	0.0	–1.6	11.1	10.6

1)	The initial payment from Samsung in Q4 2013 was SEK 4.2 billion of which SEK 2.1 billion relates to 2013.
The adjustment impacts segments Networks and Support Solutions.

Reported sales were flat and amounted to SEK 228.0 (227.4) billion. Strong sales growth in China, the Middle East and India was offset by lower sales in North America and Japan, where several larger mobile broadband coverage projects were completed.

During the year, the SEK has weakened towards a number of currencies, including the USD, which has had a gradual positive impact on sales.

Reported sales for segments Networks and Global Services were flat compared with 2013, while Support Solutions reported sales grew by 3%.

IPR and licensing revenues amounted to SEK 9.9 (10.6) billion. For 2013, IPR revenues included an initial payment of SEK 4.2 billion from Samsung for patent licensing.

The mix of sales by commodity was: Software 24% (24%), hardware 34% (34%) and services 42% (42%).

Restructuring charges amounted to SEK 1.5 (4.5) billion and were mainly related to the continued implementation of the service delivery strategy. Implementation started on the cost and efficiency program announced in November 2014. As part of the continuous business transformation, annual restructuring normally generates charges of approximately SEK 2 billion. In addition, the cost and efficiency program is expected to generate approximately SEK 3–4 billion in restructuring charges in 2015–2017.

With current visibility, total restructuring charges for 2015 are estimated at approximately SEK 3–4 billion.

Gross margin increased to 36.2%, due to a business mix with a higher share of capacity sales, lower restructuring charges and efficiency enhancements. The Global Services share of Group sales was flat at 43%, where the share of Network Rollout sales declined to 12% (14%) as a result of fewer large coverage projects.

Total operating expenses increased to SEK 63.4 (58.5) billion due to increased organic expenses in targeted areas and acquisitions such as Microsoft Mediaroom as well as inclusion of the modems operations.

In line with the strategy to establish leadership in targeted areas, the Company has increased its R&D activities, primarily in IP and Cloud. In addition, the modems operations were taken over from the ST-Ericsson joint venture. This resulted in total R&D expenses of SEK 36.3 (32.2) billion in 2014.

Other operating income and expenses decreased to SEK –2.2 (0.1) billion of which SEK –2.8 (0.5) billion relates to negative currency hedge effects. They derive from the hedge contract

1)	The figures in this section are IFRS figures. However, commentary is based on non-IFRS figures, unless stated otherwise.

See above table for the reconciliation of non-IFRS figures.

Ericsson Annual Report on Form 20-F 2014

balance in USD, which has further decreased in value. The SEK has weakened towards the USD between December 31, 2013 (SEK/USD rate 6.46) and December 31, 2014 (7.79).

Operating income increased slightly to SEK 16.8 billion, positively impacted by an improved gross margin. (Reported operating income decreased slightly in 2014.) Operating income was negatively impacted by higher operating expenses, and negative effects from hedge contracts. Operating margin was 7.4%.

Financial net amounted to SEK –1.0 (–0.7) billion. The difference is mainly attributable to foreign currency revaluation effects.

The tax rate for 2014 was 30% compared with 29% in 2013. Tax costs were SEK –4.7 (–4.9) billion.

Net income increased to SEK 11.1 billion, for the same reasons as for the increase in operating income. (Reported net income decreased in 2014.)

EPS diluted was SEK 3.54.

Cash flow

Cash flow from operating activities was positive at SEK 18.7 (17.4) billion.

Total investing activities amounted to SEK 7.5 (11.1) billion. Investments in property, plant and equipment were SEK 5.3 (4.5) billion, representing 2% of sales. Acquisitions and divestments, net, were SEK 4.4 (2.7) billion. The acquisitions are strategic investments made to strengthen the position in targeted areas. In 2014, approximately SEK 8 billion of debt outstanding was repaid:

•	A SEK 4 billion EIB loan, with original maturity in 2015, was repaid.

•	A USD 300 million bond, with original maturity in 2016, was repaid.

•	A EUR 219 million bond matured and was repaid in full.

Working capital

Days sales outstanding (DSO) increased to 105 (97) days mainly due to geographical mix and negative currency effects. Inventory turnover days increased to 64 (62) days due to a larger share of projects and negative currency effects.

Accounts payable days increased to 56 (53) days.

Provisions amounted to SEK 4.4 (5.4) billion at year end, reflecting implementation of previous years’ efficiency programs and headcount reductions.

Financial position

The average maturity of long-term borrowings as of December 31, 2014, was 5.7 years, compared with 5.1 years at the end of 2013.

The net cash decreased from SEK 37.8 billion to SEK 27.6 billion as a result of increased post-employment benefits of SEK 10.6 billion due to lower discount rates.

Ericsson has an unutilized Revolving Credit Facility of USD 2.0 billion.

Ericsson Annual Report on Form 20-F 2014

Employees

In 2014, the net number of employees increased by 3,715. At the end of 2014, the total number of employees was 118,055 (114,340) of which 19,251 joined Ericsson during the year. 15,536 employees left Ericsson, reflecting the natural attrition rate and ongoing Company transformation.

Research and development, patents and licensing

In line with the strategy to establish leadership in targeted areas, the Company has increased its R&D activities, primarily in IP and Cloud. In addition, the modems operations were taken over from the ST-Ericsson joint venture. This resulted in total R&D expenses of SEK 36.3 (32.2) billion.

Research and development, patents and licensing

	2014	2013	2012
Expenses (SEK billion)	36.3	32.2	32.8
As percent of Net sales	15.9%	14.2%	14.4%
Employees within R&D as of December 311)	25,700	25,300	24,100
Patents1)	37,000	35,000	33,000
IPR revenues, net (SEK billion)	9.9	10.6	6.6

1)	The number of employees and patents are approximate.

Seasonality

The Company’s sales, income and cash flow from operations vary between quarters, and are generally lowest in the first quarter of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase patterns of network operators.

Most recent five-year average seasonality

	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential change	–22%	8%	0	23%
Share of annual sales	22%	24%	24%	30%

Off-balance sheet arrangements

There are currently no material off-balance sheet arrangements that have, or would be reasonably likely to have, a current or anticipated material effect on the Company’s financial condition, revenues, expenses, result of operations, liquidity, capital expenditures or capital resources.

Capital expenditures

For 2014, capital expenditures were SEK 5.3 (4.5) billion, representing 2% of sales. Expenditures are largely related to test sites and equipment for R&D and network operation centers as well as manufacturing and repair operations.

Investments are being made in three new global ICT centers, of which two are in Sweden and one is in Canada. The centers will support R&D and services in developing and verifying solutions more efficiently and bringing innovation faster to the market. The first center, in Linköping, Sweden, was opened in 2014.

Apart from these investments, Ericsson believes that the Company’s property, plant and equipment and the facilities the Company occupies are suitable for its present needs in most locations.

Annual capital expenditures are normally around 2% of sales. This corresponds to the needs for keeping and maintaining the current capacity level. The Board of Directors reviews the Company’s investment plans and proposals.

As of December 31, 2014, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

The Company believes it has sufficient cash and cash generation capacity to fund expected capital expenditures without external borrowings in 2015.

Capital expenditures 2010–2014

SEK billion	2014	2013	2012	2011	2010
Capital expenditures	5.3	4.5	5.4	5.0	3.7
Of which in Sweden	2.4	1.9	1.3	1.7	1.4
Share of annual sales	2.3%	2.0%	2.4%	2.2%	1.8%

Ericsson Annual Report on Form 20-F 2014

Business results—Segments

Networks 1)

Sales were flat. Sales declined in North America, where two large LTE coverage projects were completed. In addition, operators in the US increased their focus on cash flow optimization during the second half of the year, with reduced network investments as a consequence. The decline in the North American business was partly offset by increased mobile broadband sales in the Middle East. Large LTE network deployments continued in mainland China.

In 2014, operators increased their focus on improving network performance as a key differentiator. This, in combination with continued data traffic increase, and introduction of new services such as VoLTE, led to increased capacity business in Radio, IMS and IP.

Operating income improved significantly compared with last year due to increased capacity business, earlier actions to improve commercial and operational efficiency and lower restructuring charges. This was partly offset by a negative effect from currency hedges of SEK –2.1 (0.5) billion and higher operating expenses, mainly in IP and Cloud. Restructuring charges amounted to SEK –0.4 (–2.2) billion.

Global Services

Sales for Global Services were flat compared with 2013 despite strong development in Managed Services and in Network Design and Optimization.

There was continued momentum for Professional Services with double-digit sales growth during the second half of the year. Sales in targeted areas developed positively and in line with plan. Network Rollout sales declined, primarily due to a lower share of coverage projects.

Global Services operating income was flat compared with 2013. The Network Rollout margin gradually improved during the year due to the declining dilutive effect from the European network modernization projects.

Professional Services operating margin declined to 12% (14%), partly due to negative currency hedge effects and partly due to the high share of managed services contracts in the transformation phase.

Restructuring charges declined to SEK –0.8 (–2.0) billion. Implementation of the service delivery strategy to move local service delivery resources to global centers continued, but at a slower pace during the first half of the year.

Support Solutions 1)

Reported sales grew by 3%, driven by growth in OSS and in TV & Media through the Mediaroom acquisition. Regions North America and North East Asia showed strong growth while Latin America and Sub-Saharan Africa declined, primarily due to lower BSS sales.

Operating income declined slightly, partly due to lower sales in legacy systems and partly due to acquired operating expenses.

Modems

Ericsson took over the LTE thin-modem operations as part of the breakup of the joint venture with STMicroelectronics in 2013. Since the integration, the modems market developed in a direction that reduced the addressable market for thin modems. In addition, there is strong competition, price erosion and an accelerating pace of technology innovation. Success in this evolved market requires significant R&D investments. In 2014, Ericsson announced the discontinuation of further development of modems and the shift of approximately 500 R&D resources to Networks to pursue growth opportunities in the radio business.

Operating income was SEK –2.0 billion. The discontinuation of the modems business will lead to a significant reduction in costs. Good progress has been made in 2014, and activities are ahead of plan. End-of-life agreements have been signed with existing customers.

1)	The figures in this section are IFRS figures. However, commentary is based on non-IFRS figures, unless stated otherwise.

See Financial results of operations on page 35 for the reconciliation of non-IFRS figures.

Ericsson Annual Report on Form 20-F 2014

Business results—Regions

•

North America: Sales declined, driven by lower network sales as a result of large mobile network coverage projects coming to an end, and increased operator focus on cash flow in the second half of the year. Sales in Support Solutions and Professional Services continued to grow, driven by OSS and BSS modernization.

•	Latin America: Sales increased, driven by mobile broadband coverage projects and network quality investments, partly offset by currency restrictions.

•

Northern Europe and Central Asia: Sales increased, driven primarily by mobile broadband deployments in Russia with sales of SEK 6.7 (5.6) billion. Professional Services sales grew, driven by network design and optimization services. TV & Media business showed positive development.

•	Western and Central Europe: The European modernization projects came to an end in 2014. Sales growth was increasingly driven by investments in network quality and capacity during the year.

•	Mediterranean: Sales decreased as the European modernization projects came to an end, while managed services contributed positively to sales.

•	Middle East: Sales growth was driven by mobile broadband investments related to new licenses and growth in data traffic in both advanced and developing markets.

•

Sub-Saharan Africa: Sales declined but recovered in the second half of the year, mainly driven by operator focus on network traffic and quality management. This resulted in a continued demand for managed services.

•	India: Sales growth was driven by mobile broadband infrastructure investments. Increased smartphone penetration drove growth in mobile data usage.

•

North East Asia: Sales increased in mainland China and Taiwan as a result of delivering on previously awarded 4G / LTE contracts. The increase was partly offset by reduced network investment levels in Korea and Japan.

•	South East Asia and Oceania: Sales remained flat in 2014. Growth in major roll-out projects in Australia compensated for a decline in Indonesia where major 3G projects peaked in 2013.

•

Other: Sales declined somewhat due to exit of the telecom and power cable businesses in 2013 and lower IPR revenues. Broadcast services grew, driven by the acquired Red Bee Media business that was fully consolidated in 2014.

Sales per region and segment 2014 and percent change from 2013

	Networks		Global Services		Support Solutions		Total
SEK billion	2014	Change	2014	Change	2014	Change	2014		Change
North America	26.1	–9%	25.0	–12%	3.5	34%	54.5		–8%
Latin America	10.7	–5%	10.8	14%	1.0	–10%	22.6		3%
Northern Europe and Central Asia	8.0	10%	4.1	–1%	0.3	10%	12.4		6%
Western and Central Europe	8.1	6%	11.0	8%	0.6	1%	19.7		7%
Mediterranean	9.6	–11%	12.6	0%	0.8	12%	23.0		–5%
Middle East	11.6	36%	8.5	12%	1.2	–11%	21.3		22%
Sub-Saharan Africa	3.9	–21%	4.3	3%	0.6	–39%	8.7		–13%
India	4.1	32%	3.1	15%	0.5	55%	7.7		25%
North East Asia	18.0	8%	8.9	–14%	0.7	82%	27.6		1%
South East Asia and Oceania	8.4	–6%	7.0	10%	0.5	–4%	15.9		0%
Other1)	9.1	–10%	2.3	61%	3.1	–12%	14.7	2)	–2%

Total	117.5	0%	97.7	0%	12.7	3%	228.0		0%

Share of total	51%		43%		6%		100%

1)	Region “Other” includes licensing revenues, broadcast services, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.

The power cable business was divested in 2013.

2)	Total sales for Region “Other” includes SEK 0.2 billion for Modems.

Ericsson Annual Report on Form 20-F 2014

Corporate Governance

In accordance with the Annual Accounts Act ((SFS 1995:1554), Chapter 6, Sections 6 and 8) and the Swedish Corporate Governance Code (the “Code”), a separate Corporate Governance Report, including an Internal Control section, has been prepared and attached to this Annual Report.

Continued compliance with the Swedish Corporate Governance Code

Ericsson is committed to complying with best-practice corporate governance standards on a global level wherever possible. For 2014, Ericsson does not report any deviations from the Code.

Business integrity

Ericsson’s Code of Business Ethics summarizes the Group’s basic policies and directives governing its relationships internally, with its stakeholders and with others. It also sets out how the Group works to secure that business activities are conducted with a strong sense of integrity.

Board of Directors

At the Annual General Meeting, held on April 11, 2014, Leif Johansson was re-elected Chairman of the Board and Roxanne S. Austin, Sir Peter L. Bonfield, Nora Denzel, Börje Ekholm, Alexander Izosimov, Ulf J. Johansson, Sverker Martin-Löf, Kristin Skogen Lund, Hans Vestberg, Jacob Wallenberg and Pär Östberg were re-elected members of the Board. Pehr Claesson, Kristina Davidsson and Karin Åberg were appointed employee representatives by the unions, with Rickard Fredriksson, Karin Lennartsson and Roger Svensson as deputies.

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

Remuneration

Remuneration to the members of the Board of Directors and to Group management, as well as the Guidelines for remuneration to Group Management resolved by the Annual General Meeting 2014, are reported in Notes to the consolidated financial statements—Note C28, “Information regarding members of the Board of Directors, the Group management and employees”.

The Board of Directors’ proposal for guidelines for remuneration to Group management

The Board of Directors proposes no material changes to the current guidelines for remuneration to Group management for the period up to the 2016 Annual General Meeting.

Executive Performance Stock Plan

The Company has a Long-Term Variable Compensation program (LTV). It builds on a common platform of investment in, and matching of, Ericsson shares. It consists of three separate plans: one targeting all employees, one targeting key contributors and one targeting senior managers. The program is designed to encourage long-term value creation in alignment with shareholders’ interests. The aim of the plan for senior managers is to attract, retain and motivate executives in a competitive market through performance-based share-related incentives and to encourage the build-up of significant equity stakes. The performance criteria for senior managers under the Executive Performance Stock Plan are approved by the Annual General Meeting. Performance criteria for the 2015 Executive Performance Stock Plan will be communicated in the notice to the Annual General Meeting.

Ericsson Annual Report on Form 20-F 2014

The targets for the 2012, 2013 and 2014 Executive Performance Stock Plans are shown in the illustration on page 40. The performance criteria are:

•

Up to one-third of the award will vest if the target for compound annual growth rate of consolidated net sales is achieved. For the 2014 plan, net sales for base year 2013 has been adjusted by SEK 2.1 billion for the impact of the Samsung IPR agreement.

•

Up to one-third of the award will vest if the target for compound annual growth rate of consolidated operating income, including earnings in joint ventures and restructuring, is achieved. For the 2013 plan, base year 2012 excludes a non-cash charge of SEK 8.0 billion for ST-Ericsson. For the 2014 plan, operating income for the base year 2013 has been adjusted by SEK 2.1 billion for the impact of the Samsung IPR agreement.

•

Up to one-third of the award will vest if cash conversion is at or above 70% during each of the years and vesting one-ninth of the award for each year the target is achieved. The cash conversion target was reached in 2014, 2013 and 2012.

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

The production of electronic modules and sub-assemblies is mostly outsourced to manufacturing services companies, of which the vast majority are in low-cost countries. Final configuration of products is largely done in-house and on-demand. This consists of assembling and testing modules and integrating them into

Ericsson Annual Report on Form 20-F 2014

complete units. Final assembly and testing are concentrated to a few sites. Ericsson has 12 manufacturing sites in Brazil, China, Estonia, India, Italy, Mexico and Sweden.

A number of suppliers design and manufacture highly specialized and customized components. The Company generally negotiates global supply agreements with its primary suppliers. Ericsson’s suppliers are required to comply with the requirements of Ericsson’s Code of Conduct.

In general, Ericsson has alternative supply sources and seeks to avoid single source supply situations.

Variations in market prices for raw materials generally have a limited effect on total cost of goods sold. For more information, see the chapter Risk factors.

Sustainability and Corporate Responsibility

The Company has a strong focus on social, environmental and responsible business standards. This supports Ericsson’s ambition to be a relevant and responsible driver of positive change. The Company aims to create positive impacts and minimize risks.

Ericsson’s approach to Sustainability and Corporate Responsibility (CR) is integrated into its core business operations throughout its value chain and performance is regularly measured and assessed. The Board of Directors is apprised of Sustainability and CR issues twice per year, or as needed on an ad hoc basis. Group policies and directives are implemented to ensure consistency across global operations. Ericsson publishes an annual Sustainability and Corporate Responsibility Report, which provides additional information.

Responsible business practices

Since 2000, Ericsson has supported the UN Global Compact, and endorses its ten principles regarding human rights and labor standards, anti-corruption and environmental protection.

Since 2012, Ericsson has reported its Communication on Progress at the Global Compact Advanced level. The Ericsson Group Management System (EGMS) includes a Code of Business Ethics, a Code of Conduct and a Sustainability Policy which reflect responsible business practices. These practices are reinforced by employee awareness training, workshops and monitoring, including a global assessment plan run by an external assurance provider.

The Code of Conduct was updated in 2014 to include stronger human rights language in accordance with the UN Guiding Principles on Business and Human Rights as well as stronger labor standards.

Ericsson has an anti-corruption program which focuses on prevention but also accountability. The program is reviewed and evaluated by the Audit Committee of the Board of Directors annually. In 2014, a new anti-corruption e-learning was launched for suppliers.

Human rights

The Code of Business Ethics reflects the Company’s ongoing commitment to respect human rights. Ericsson has actively worked to integrate United Nations Guiding Principles on Business and Human Rights into its governance framework since 2011. A Sales Compliance Board evaluates risk to human rights impacts with respect to four criteria: country, customer, product and purpose. Ericsson joined the Shift Business Learning Program in 2012 to further strengthen its framework on Human Rights. The learning included conducting Human Rights Impact Assessments in Myanmar and ongoing in Iran, in accordance with the UN Guiding Principles.

Responsible sourcing

All suppliers must comply with the requirements of Ericsson’s Code of Conduct. The Company has 197 employees, covering all regions, who are trained as Code of Conduct auditors. The Company uses a risk-based approach to ensure that the high risk portfolio areas, and highest risk markets, are targeted first. For prioritized areas, Ericsson performs regular audits and works with suppliers to ensure measurable and continuous improvements. Findings are followed up to ensure that improvements are made.

Ericsson addresses the issue of conflict minerals, including compliance with the US Dodd-Frank Act and the disclosure rule adopted by the U.S. Securities and Exchange Commission (SEC) through measures in its sourcing and product management processes. The Company also actively works with suppliers on this issue and engages in industry initiatives such as the Conflict-Free Sourcing Initiative (CFSI), driven by the Global e-Sustainability Initiative (GeSI), and the Electronic Industry Citizenship Coalition (EICC).

Reducing environmental impact

Continuously improving sustainability performance is fundamental to Ericsson’s strategy and a priority remains improving the life-cycle carbon footprint. The Company works to reduce negative environmental impacts while delivering solutions that enable a low-carbon economy. As energy use of products in operation remains the Company’s most significant environmental impact, Ericsson works proactively with mobile operators to encourage network and site energy optimization, through innovative products, software,

Ericsson Annual Report on Form 20-F 2014

solutions and advisory services. Processes and controls are in place to ensure compliance with relevant product-related environmental, customer and regulatory requirements. An important aspect of Ericsson’s Design for Environment is materials management and efficiency.

In 2014, Ericsson strengthened its focus on providing solutions to help other sectors of the economy, primarily utilities and transport, to offset carbon emissions. In line with this focus area, Ericsson set a target for 2015; to reduce societal carbon emissions by a factor of 2 in relation to carbon emissions from Ericsson’s own activities in 2014, by implementing ICT-enabled solutions, such as smart meters and smart transport solutions.

Ericsson has a long-term objective to maintain absolute CO2e emissions from its own activities for business travel, product transportation and facilities energy use in 2017 at the same level as in 2011. To achieve this long-term objective, the Company aims to reduce CO2e emissions per employee by 30% over five years. The Company achieved a 10% reduction of CO2e emissions per employee in 2014.

Ericsson Ecology Management is a program to take responsibility for products at the end of their life and to treat them in an environmentally preferable way. The program also ensures that Ericsson fulfills its producer responsibility and is offered to all customers globally free of charge, not only in markets where it is required by law.

When taking back the Company’s products, more than 98% of the materials is recycled.

Occupational health and safety

Providing a safe and healthy workplace is of fundamental importance to Ericsson. The ambition is zero fatalities and the long-term objective is based on continuous improvements in order to reduce the number and severity of Occupational Health and Safety (OHS) incidents. The OHS system helps to protect Ericsson’s employees and others engaged in company business.

Certain operations undergo internal audits as well as regular third-party assurance audits according to the OHSAS 18001 standard. Ericsson has taken a comprehensive approach by not only reporting its own fatalities but also addressing partners and suppliers working with high-risk activities. This includes providing requirements and controls but also guidance and training. Competence and awareness is key to reducing major incidents and must be based on trust and transparency, in which reporting of incidents is encouraged. Key performance indicators are published in the Sustainability and Corporate Responsibility report.

A program “Zero Incidents in High-Risk Environments” was established 2014 to reduce severe incidents internally and in the supply chain by further enhancing sub-contractor management, assessment criteria, inspections and consequence management. Occupational health and safety was significantly strengthened and prioritized by integrating it into the Sustainability and Corporate responsibility organization.

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

Legal proceedings

On January 12, 2015, Apple filed a lawsuit asking the United States District Court for the Northern District of California to find that it does not infringe a small subset of Ericsson’s patents. On January 14, 2015, following Apple’s legal action, Ericsson filed a complaint in the United States District Court for the Eastern District of Texas requesting a ruling on Ericsson’s proposed global licensing fees with Apple. During the past two years of negotiations, the companies have not been able to reach an agreement on licensing of Ericsson’s patents that enable Apple’s mobile devices to connect with the world and power many of their applications. Ericsson filed the suit in order to receive an independent assessment on whether Ericsson’s global licensing offer complies with Ericsson’s FRAND commitment.

The global license agreement for mobile technology between Ericsson and Apple has expired and Apple has declined to take a new license on offered FRAND terms.

Ericsson Annual Report on Form 20-F 2014

On February 26, 2015, Ericsson filed two complaints with the International Trade Commission (ITC) and seven complaints in the United States District Court for the Eastern District of Texas against Apple, asserting 41 patents covering many aspects of Apple’s iPhones and iPads. The patents include standard essential patents related to the 2G and 4G/LTE standards as well as other patents that are critical to non-standardized features and functionality of Apple devices. Ericsson seeks exclusion orders in the ITC proceedings and damages and injunctions in the District Court actions.

In 2013, Adaptix Inc. (“Adaptix”) filed two lawsuits against Ericsson, AT&T, AT&T Mobility and MetroPCS Communications in the US District Court for Eastern District of Texas alleging that certain Ericsson products infringe five US patents purportedly assigned to Adaptix. The trial is currently anticipated to take place in May 2015 and Adaptix seeks damages and an injunction.

On May 20, 2014, Adaptix filed three more patent infringement lawsuits against Ericsson in the same court regarding three US patents, all of which are also included in the 2013 lawsuit. One of the 2014 lawsuits accuses Ericsson’s LTE products and Sprint’s use thereof of infringement, one accuses Ericsson’s LTE products and Verizon’s use thereof of infringement, and one accuses Ericsson’s LTE products and T-Mobile’s use thereof of infringement.

In January 2015, Adaptix filed one more lawsuit in the same court alleging that Ericsson’s LTE products, and Sprint and Verizon’s use thereof, infringe one U.S. patent.

In addition to its complaint filed in 2013 with the Tokyo District Court, Adaptix filed another lawsuit in Japan in September 2014 alleging that Ericsson’s LTE products infringe another Japanese patent. In the lawsuits in Japan, Adaptix is also seeking damages and an injunction.

In 2013, Ericsson filed a patent infringement lawsuit in the Delhi High Court against Indian handset company Micromax, seeking damages and an injunction. As part of its defense, Micromax filed a complaint with the Competition Commission of India (CCI) and the CCI has decided to refer the case to the Director General’s Office for an in-depth investigation.

In January 2014, the CCI opened another investigation against Ericsson based on claims made by Intex Technologies (India) Limited. Ericsson has made numerous attempts to sign a license agreement with both Micromax and Intex on Fair, Reasonable and Non-discriminatory (FRAND) terms.

In 2012, Wi-LAN Inc., a Canadian patent licensing company, filed a complaint against Ericsson in the US District Court for the Southern District of Florida alleging that Ericsson’s LTE products infringe three of Wi-LAN’s US patents.

In June 2013, Ericsson’s motion for summary judgment was granted and in August 2014, the decision was reversed by the United States Court of Appeals for the Federal Circuit. As a result, the case is back before the Florida court. Trial is currently scheduled for May 2015.

In 2011, TruePosition sued Ericsson, Qualcomm, Alcatel-Lucent, the European Telecommunications Standards Institute (ETSI) and the Third Generation Partnership Project (3GPP) in the US District Court for the Eastern District of Pennsylvania for purported federal antitrust violations. The complaint alleged that Ericsson, Qualcomm and Alcatel-Lucent illegally conspired to block the adoption of TruePosition’s proprietary technology into the new mobile positioning standards for LTE, while at the same time ensuring that their own technology was included into the new standards. In July 2014, Ericsson and TruePosition reached an amicable settlement. As part of the settlement, Ericsson did not pay TruePosition any money to settle the case and TruePosition withdrew its allegations of wrongdoing against Ericsson.

Ericsson Annual Report on Form 20-F 2014

Parent Company

The Parent Company business consists mainly of corporate management, holding company functions and internal banking activities. It also handles customer credit management, performed on a commission basis by Ericsson Credit AB.

The Parent Company has 5 (5) branch offices. In total, the Group has 81 (81) branch and representative offices.

Financial information

Income after financial items was SEK 25.6 (7.2) billion. The Parent Company had no sales in 2014 or 2013 to subsidiaries, while 54% (30%) of total purchases of goods and services were from such companies.

Major changes in the Parent Company’s financial position for the year included:

•

In 2012, a provision of SEK 3.3 billion was recognized, which provides for Ericsson’s share of obligations for the wind-down of ST-Ericsson. In 2013 and 2014, SEK 2.6 billion has been utilized or reversed, which resulted in a net liability of SEK 0.7 billion.

•	Increased current and non-current receivables from subsidiaries of SEK 9.6 billion.

•	Decreased other current receivables of SEK 0.2 billion.

•	Decreased cash, cash equivalents and short-term investments of SEK 3.5 billion.

•	Decreased current and non-current liabilities to subsidiaries of SEK 3.8 billion.

•	Increased other current liabilities of SEK 3.0 billion.

At year-end, cash, cash equivalents and short-term investments amounted to SEK 55.0 (58.5) billion.

Share information

As of December 31, 2014, the total number of shares in issue was 3,305,051,735, of which 261,755,983 were Class A shares, each carrying one vote, and 3,043,295,752 were Class B shares, each carrying one tenth of one vote. Both classes of shares have the same rights of participation in the net assets and earnings. The two largest shareholders at year-end were Investor AB and AB Industrivärden holding 21.50% and 15.20% respectively of the voting rights in the Parent Company.

In accordance with the conditions of the Long-Term Variable Compensation Program (LTV) for Ericsson employees, 10,517,620 treasury shares were sold or distributed to employees in 2014. The quotient value of these shares was SEK 5.00, totaling SEK 52.6 million, representing less than 1% of capital stock, and compensation received for shares sold and distributed shares amounted to SEK 129.2 million.

The holding of treasury stock at December 31, 2014 was 63,450,558 Class B shares.

The quotient value of these shares is SEK 5.00, totaling SEK 317.3 million, representing 1.9% of capital stock, and the purchase price amounts to SEK 490.3 million.

Proposed disposition of earnings

The Board of Directors proposes that a dividend of SEK 3.40 (3.00) per share be paid to shareholders duly registered on the record date April 16, 2015, and that the Parent Company shall retain the remaining part of non-restricted equity.

The Class B treasury shares held by the Parent Company are not entitled to receive dividend. Assuming that no treasury shares remain on the record date, the Board of Directors proposes that earnings be distributed as follows:

Amount to be paid to the shareholders	SEK 11,237,175,899
Amount to be retained by the Parent Company	SEK 26,633,889,879
Total non-restricted equity of the Parent Company	SEK 37,871,065,778

As a basis for its dividend proposal, the Board of Directors has made an assessment in accordance with Chapter 18, Section 4 of the Swedish Companies Act of the Parent Company’s and the Group’s need for financial resources as well as the Parent Company’s and the Group’s liquidity, financial position in other respects and long-term ability to meet their commitments. The Group reports an equity ratio of 49.5% (53%) and a net cash amount of SEK 27.6 (37.8) billion.

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

Subsequent events

Effective January 15, 2015 Johan Wibergh left his previous position as Executive Vice President and Head of Segment Networks, to take on a role outside of Ericsson. Wibergh joined Ericsson in 1996 and has since held a number of executive positions within the company. Since 2008, Wibergh has also been part of Ericsson’s Executive Leadership Team.

Ericsson Annual Report on Form 20-F 2014

Although stepping down from his position immediately, Johan Wibergh will remain available to Ericsson until April 30, 2015 when he formally leaves the company. Effective January 15, 2015, Hans Vestberg will, in addition to his role as President and CEO, assume the role as Head of Segment Networks.

Rockstar Consortium LLC (Rockstar) is a company that was formed in 2011 by Apple, Blackberry, Ericsson, Microsoft, and Sony to purchase approximately 4,000 patent assets out of the original about 6,000 from the Nortel bankruptcy estate. On December 23, 2014, it was agreed among the owners of Rockstar and RPX Corporation (RPXC) that RPX should purchase the remaining patents of Rockstar. The transaction occurred in 2015 and the impact on income will not be material in 2015.

Board assurance

The Board of Directors and the President declare that the consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB and adopted by the EU, and give a fair view of the Group’s financial position and results of operations.

The Board of Directors’ Report for the Ericsson Group and the Parent Company provides a fair view of the development of the Group’s and the Parent Company’s operations, financial position and results of operations and describes material risks and uncertainties facing the Parent Company and the companies included in the Group.

Ericsson Annual Report on Form 20-F 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Telefonaktiebolaget LM Ericsson (publ)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Telefonaktiebolaget LM Ericsson and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

Stockholm, March 31, 2015

By:	/s/ PricewaterhouseCoopers
Name:	PricewaterhouseCoopers AB

Ericsson Annual Report on Form 20-F 2014

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

January–December, SEK million	Notes	2014	2013	2012
Net sales	C3, C4	227,983	227,376	227,779
Cost of sales		–145,556	–151,005	–155,699

Gross income		82,427	76,371	72,080
Gross margin (%)		36.2%	33.6%	31.6%
Research and development expenses		–36,308	–32,236	–32,833
Selling and administrative expenses		–27,100	–26,273	–26,023

Operating expenses		–63,408	–58,509	–58,856
Other operating income and expenses	C6	–2,156	113	8,965	1)

Operating income before shares in earnings of joint ventures and associated companies		16,863	17,975	22,189
Operating margin before shares in earnings of joint ventures and associated companies (%)		7.4%	7.9%	9.7%
Share in earnings of joint ventures and associated companies	C3, C12	–56	–130	–11,731

Operating income	C3	16,807	17,845	10,458
Financial income	C7	1,277	1,346	1,708
Financial expenses	C7	–2,273	–2,093	–1,984

Income after financial items		15,811	17,098	10,182
Taxes	C8	–4,668	–4,924	–4,244

Net income		11,143	12,174	5,938
Net income attributable to:
Stockholders of the Parent Company		11,568	12,005	5,775
Non-controlling interest		–425	169	163
Other information
Average number of shares, basic (million)	C9	3,237	3,226	3,216
Earnings per share attributable to stockholders of the Parent Company, basic (SEK)2)	C9	3.57	3.72	1.80
Earnings per share attributable to stockholders of the Parent Company, diluted (SEK)2)	C9	3.54	3.69	1.78

1)	Includes gain on sale of Sony Ericsson of SEK 7.7 billion.
2)	Based on Net income attributable to stockholders of the Parent Company.

Ericsson Annual Report on Form 20-F 2014

Consolidated statement of comprehensive income

January–December, SEK million	2014	2013	2012
Net income	11,143	12,174	5,938

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans including asset ceiling	–10,017	3,214	–451
Tax on items that will not be reclassified to profit or loss	2,218	–1,235	–59
Items that may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the period	—	251	1,668
Reclassification adjustments for gains/losses included in profit or loss	—	–1,072	–568
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	92
Revaluation of other investments in shares and participations
Fair value remeasurement	47	71	6
Changes in cumulative translation adjustments	8,734	–1,687	–3,947
Share of other comprehensive income of joint ventures and associated companies	579	–14	–486
Tax on items that may be reclassified to profit or loss	5	179	–363

Total other comprehensive income, net of tax	1,566	–293	–4,108

Total comprehensive income	12,709	11,881	1,830
Total comprehensive income attributable to:
Stockholders of the Parent Company	12,981	11,712	1,716
Non-controlling interests	–272	169	114

Ericsson Annual Report on Form 20-F 2014

Consolidated balance sheet

December 31, SEK million	Notes	2014	2013
Assets
Non-current assets
Intangible assets	C10, C26
Capitalized development expenses		3,570	3,348
Goodwill		38,330	31,544
Intellectual property rights, brands and other intangible assets		12,534	12,815

Property, plant and equipment	C11, C26, C27	13,341	11,433
Financial assets
Equity in joint ventures and associated companies	C12	2,793	2,568
Other investments in shares and participations	C12	591	505
Customer finance, non-current	C12	1,932	1,294
Other financial assets, non-current	C12	5,900	5,684
Deferred tax assets	C8	12,778	9,103

		91,769	78,294
Current assets
Inventories	C13	28,175	22,759

Trade receivables	C14	77,893	71,013
Customer finance, current	C14	2,289	2,094
Other current receivables	C15	21,273	17,941
Short-term investments	C20	31,171	34,994
Cash and cash equivalents	C25	40,988	42,095

		201,789	190,896

Total assets		293,558	269,190

Equity and liabilities
Equity
Stockholders’ equity	C16	144,306	140,204
Non-controlling interest in equity of subsidiaries		1,003	1,419

		145,309	141,623
Non-current liabilities
Post-employment benefits	C17	20,385	9,825
Provisions, non-current	C18	202	222
Deferred tax liabilities	C8	3,177	2,650
Borrowings, non-current	C19, C20	21,864	22,067
Other non-current liabilities		1,797	1,459

		47,425	36,223
Current liabilities
Provisions, current	C18	4,225	5,140
Borrowings, current	C19, C20	2,281	7,388
Trade payables	C22	24,473	20,502
Other current liabilities	C21	69,845	58,314

		100,824	91,344

Total equity and liabilities1)		293,558	269,190

1)	Of which interest-bearing liabilities and post-employment benefits SEK 44,530 (39,280) million.

Ericsson Annual Report on Form 20-F 2014

Consolidated statement of cash flows

January–December, SEK million	Notes	2014	2013	2012
Operating activities
Net income		11,143	12,174	5,938
Adjustments to reconcile net income to cash	C25	11,200	9,828	13,077

		22,343	22,002	19,015

Changes in operating net assets
Inventories		–2,924	4,868	2,752
Customer finance, current and non-current		–710	1,809	–1,259
Trade receivables		1,182	–8,504	–1,103
Trade payables		1,265	–2,158	–1,311
Provisions and post-employment benefits		–859	–3,298	–1,920
Other operating assets and liabilities, net		–1,595	2,670	5,857

		–3,641	–4,613	3,016

Cash flow from operating activities		18,702	17,389	22,031
Investing activities
Investments in property, plant and equipment	C11	–5,322	–4,503	–5,429
Sales of property, plant and equipment		522	378	568
Acquisitions of subsidiaries and other operations	C25, C26	–4,442	–3,147	–11,529	1)
Divestments of subsidiaries and other operations	C25, C26	48	465	9,452
Product development	C10	–1,523	–915	–1,641
Other investing activities		–3,392	–1,330	1,540
Short-term investments		6,596	–2,057	2,151

Cash flow from investing activities		–7,513	–11,109	–4,888

Cash flow before financing activities		11,189	6,280	17,143

Financing activities
Proceeds from issuance of borrowings		1,282	5,956	8,969
Repayment of borrowings		–9,384	–5,094	–9,670
Proceeds from stock issue		—	—	159
Sale/repurchase of own shares		—	90	–93
Dividends paid		–9,846	–9,153	–8,632
Other financing activities		–277	–1,307	–118

Cash flow from financing activities		–18,225	–9,508	–9,385
Effect of exchange rate changes on cash		5,929	641	–1,752

Net change in cash		–1,107	–2,587	6,006
Cash and cash equivalents, beginning of period		42,095	44,682	38,676

Cash and cash equivalents, end of period	C25	40,988	42,095	44,682

1)	Includes payment of external loan of SEK –6.2 billion attributable to the acquisition of Telcordia.

Ericsson Annual Report on Form 20-F 2014

Consolidated statement of changes in equity

Equity and Other comprehensive income 2014

SEK million	Capital stock	Additional paid in capital	Retained earnings	Stock- holders’ equity		Non- controlling interest	Total equity
January 1, 2014	16,526	24,731	98,947	140,204		1,419	141,623
Net income
Group	—	—	11,624	11,624		–425	11,199
Joint ventures and associated companies	—	—	–56	–56		—	–56

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits
Group	—	—	–10,014	–10,014		–3	–10,017
Tax on items that will not be reclassified to profit or loss	—	—	2,218	2,218		—	2,218
Items that may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the year
Group	—	—	—	—		—	—
Reclassification adjustments for gains/losses included in profit or loss	—	—	—	—		—	—
Revaluation of other investments in shares and participations
Group	—	—	47	47		—	47
Changes in cumulative translation adjustments
Group	—	—	8,578	8,578	1)	156	8,734
Joint ventures and associated companies	—	—	579	579		—	579
Tax on items that may be reclassified to profit or loss2)	—	—	5	5		—	5

Total other comprehensive income, net of tax	—	—	1,413	1,413		153	1566

Total comprehensive income	—	—	12,981	12,981		–272	12,709
Transactions with owners
Stock issue	—	—	—	—		—	—
Sale/repurchase of own shares	—	—	106	106		—	106
Stock purchase plans
Group	—	—	717	717		—	717
Joint ventures and associated companies	—	—	—	—		—	—
Dividends paid	—	—	–9,702	–9,702	3)	–144	–9,846
Transactions with non-controlling interest	—	—	—	—		—	—

December 31, 2014	16,526	24,731	103,049	144,306		1,003	145,309

1)	Changes in cumulative translation adjustments include changes regarding revaluation of goodwill in local currency of SEK 4,794 million (SEK –204 million in 2013 and SEK 1,400 million in 2012), and realized gain/losses net from sold/liquidated companies, SEK 3 million (SEK –20 million in 2013 and SEK –461 million in 2012).
2)	For further disclosures, see Note C8, “Taxes.”
3)	Dividends paid per share amounted to SEK 3.00 (SEK 2.75 in 2013 and SEK 2.50 in 2012).

Ericsson Annual Report on Form 20-F 2014

Equity and Other comprehensive income 2013

SEK million	Capital stock	Additional paid in capital	Retained earnings	Stock- holders’ equity	Non- controlling interest	Total equity
January 1, 2013	16,526	24,731	95,626	136,883	1,600	138,483
Net income
Group	—	—	12,135	12,135	169	12,304
Joint ventures and associated companies	—	—	–130	–130	—	–130

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits
Group	—	—	3,214	3,214	—	3,214
Tax on items that will not be reclassified to profit or loss	—	—	–1,235	–1,235	—	–1,235
Items that may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the year
Group	—	—	251	251	—	251
Reclassification adjustments for gains/losses included in profit or loss	—	—	–1,072	–1,072	—	–1,072
Revaluation of other investments in shares and participations
Group	—	—	71	71	—	71
Changes in cumulative translation adjustments
Group	—	—	–1,687	–1,687	0	–1,687
Joint ventures and associated companies	—	—	–14	–14	—	–14
Tax on items that may be reclassified to profit or loss	—	—	179	179	—	179

Total other comprehensive income, net of tax	—	—	–293	–293	—	–293

Total comprehensive income	—	—	11,712	11,712	169	11,881
Transactions with owners
Stock issue	—	—	—	—	—	—
Sale/repurchase of own shares	—	—	90	90	—	90
Stock purchase plans
Group	—	—	388	388	—	388
Joint ventures and associated companies	—	—	—	—	—	—
Dividends paid	—	—	–8,863	–8,863	–290	–9,153
Transactions with non-controlling interest	—	—	–6	–6	–60	–66

December 31, 2013	16,526	24,731	98,947	140,204	1,419	141,623

Ericsson Annual Report on Form 20-F 2014

Equity and Other comprehensive income 2012

SEK million	Capital stock	Additional paid in capital	Retained earnings	Stock- holders’ equity	Non- controlling interest	Total equity
January 1, 2012	16,367	24,731	102,007	143,105	2,165	145,270
Net income
Group	—	—	17,411	17,411	163	17,574
Joint ventures and associated companies	—	—	–11,636	–11,636	—	–11,636

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits
Group	—	—	–451	–451	—	–451
Joint ventures and associated companies	—	—	50	50	—	50
Tax on items that will not be reclassified to profit or loss	—	—	–59	–59	—	–59
Items that may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the year
Group	—	—	1,668	1,668	—	1,668
Joint ventures and associated companies	—	—	–25	–25	—	–25
Reclassification adjustments for gains/losses included in profit or loss	—	—	–568	–568	—	–568
Adjustment for amounts transferred to initial carrying amount of hedged items	—	—	92	92	—	92
Revaluation of other investments in shares and participations
Group	—	—	6	6	—	6
Changes in cumulative translation adjustments
Group	—	—	–3,898	–3,898	–49	–3,947
Joint ventures and associated companies	—	—	–511	–511	—	–511
Tax on items that may be reclassified to profit or loss	—	—	–363	–363	—	–363

Total other comprehensive income, net of tax	—	—	–4,059	–4,059	–49	–4,108

Total comprehensive income	—	—	1,716	1,716	114	1,830
Transactions with owners
Stock issue	159	—	—	159	—	159
Sale/repurchase of own shares	—	—	–93	–93	—	–93
Stock purchase plans
Group	—	—	405	405	—	405
Joint ventures and associated companies	—	—	—	—	—	—
Dividends paid	—	—	–8,033	–8,033	–599	–8,632
Transactions with non-controlling interest	—	—	–376	–376	–80	–456

December 31, 2012	16,526	24,731	95,626	136,883	1,600	138,483

Ericsson Annual Report on Form 20-F 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

C1    Significant accounting policies

Introduction

The consolidated financial statements comprise Telefonaktiebolaget LM Ericsson, the Parent Company, and its subsidiaries (“the Company”) and the Company’s interests in joint ventures and associated companies. The Parent Company is domiciled in Sweden at Torshamnsgatan 21, SE-164 83 Stockholm.

The consolidated financial statements for the year ended December 31, 2014 have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and RFR 1 “Additional rules for Group Accounting,” related interpretations issued by the Swedish Financial Reporting Board (Rådet för finansiell rapportering), and the Swedish Annual Accounts Act. For the financial reporting of 2014, the Company has applied IFRS as issued by the IASB (IFRS effective as per December 31, 2014). There is no difference between IFRS effective as per December 31, 2014, and IFRS as endorsed by the EU, nor is RFR 1 related interpretations issued by the Swedish Financial Reporting Board (Rådet för Finansiell Rapportering) or the Swedish Annual Accounts Act in conflict with IFRS, for all periods presented.

The financial statements were approved by the Board of Directors on February 20, 2015. The balance sheets and income statements are subject to approval by the Annual General Meeting of shareholders.

New standards, amendments of standards and interpretations, effective as from January 1, 2014 are as follows:

•

Amendment to IAS 32, “Financial instruments: Presentation,” on asset and liability offsetting. This amendment is related to the application of guidance in IAS 32, ‘Financial instruments: Presentation,’ and clarifies some of the requirements for offsetting financial assets and financial liabilities on the balance sheet.

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

Subsidiaries are all companies for which Telefonaktiebolaget LM Ericsson, directly or indirectly, is the parent. To be classified as a parent, Telefonaktiebolaget LM Ericsson, directly or indirectly, must control another company which requires that the Parent Company has power over that other company, is exposed to variable returns from its involvement and has the ability to use its power over that other company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that such control ceases.

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

Ericsson Annual Report on Form 20-F 2014

If the Company’s interest in an associated company or joint venture is nil, the Company shall not, as prescribed by IFRS, recognize its part of any future losses. Provisions related to obligations for such an interest shall, however, be recognized in relation to such an interest.

JVs are classed as ownership interests under which the Company has joint control of another company.

Investments in associated companies, i.e., when the Company has significant influence and the power to participate in the financial and operating policy decisions of the associated company, but is not in control or joint control over those policies. Normally, this is the case in voting stock interest, including effective potential voting rights, which stand at at least 20% but not more than 50%.

The Company’s share of income before taxes is reported in item “Share in earnings of joint ventures and associated companies,” included in Operating Income. This reflects the fact that these interests are held for operating rather than investing or financial purposes. Ericsson’s share of income taxes related to joint ventures and associated companies is reported under the line item “Taxes,” in the income statement.

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

Revenue recognition

Background

The Company offers a comprehensive portfolio of telecommunication and data communication systems, professional services, and support solutions. Products, both hardware and software as well as services, are in general standardized. The impact of this is that any acceptance terms are normally only formal requirements. In Note C3, “Segment information,” the Company’s products and services are disclosed in more detail as per operating segment.

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

•

Contracts for services – These relate to multi-year service contracts such as support- and managed service contracts and other types of recurring services. Revenue is recognized when the services have been provided, generally pro rata over the contract period. Global Services has contracts that relate to this type of arrangement.

Ericsson Annual Report on Form 20-F 2014

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

Diluted earnings per share are calculated by dividing net income attributable to stockholders of the Parent Company, when appropriately adjusted by the sum of the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares. Potential ordinary shares are treated as dilutive when, and only when, their conversion to ordinary shares would decrease earnings per share.

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

Financial liabilities are derecognized when they are extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires.

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Ericsson Annual Report on Form 20-F 2014

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

Hedge accounting

When applying hedge accounting, derivatives are initially recognized at fair value at trade date and subsequently re-measured at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and, if so, the nature of the item being hedged. The Company designates certain derivatives as either:

a)	Fair value hedges: a hedge of the fair value of recognized liabilities;

b)	Net investment hedges: a hedge of a net investment in a foreign operation.

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

Fair value hedges

The purpose of fair value hedges is to hedge the variability in the fair value of fixed-rate debt (issued bonds) from changes in the relevant benchmark yield curve for its entire term by converting fixed interest payments to a floating rate (e.g., STIBOR or LIBOR) by using interest rate swaps (IRS). The credit risk/spread is not hedged. The fixed leg of the IRS is matched against the cash flows of the hedged bond. Hereby, the fixed-rate bond/debt is converted into a floating-rate debt in accordance with the policy.

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

Net investment hedges

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

Financial guarantees

Financial guarantee contracts are initially recognized at fair value (i.e., usually the fee received). Subsequently, these contracts are measured at the higher of:

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

A significant part of Inventories is Contract work in progress (CWIP). Recognition and derecognition of CWIP relates to the Company’s revenue recognition principles meaning that costs incurred under a customer contract are recognized as CWIP. When revenue is recognized, CWIP is derecognized and is instead recognized as Cost of sales.

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

Ericsson Annual Report on Form 20-F 2014

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

Ericsson Annual Report on Form 20-F 2014

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

The present value of the defined benefit obligations for current and former employees is calculated using the Projected Unit Credit Method. The discount rate for each country is determined by reference to market yields on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations. In countries where there is no deep market in such bonds, the market yields on government bonds are used. The calculations are based upon actuarial assumptions, assessed on a quarterly basis, and are as a minimum prepared annually. Actuarial assumptions are the Company’s best estimate of the variables that determine the cost of providing the benefits. When using actuarial assumptions, it is possible that the actual results will differ from the estimated results or that the actuarial assumptions will change from one period to another. These differences are reported as actuarial gains and losses. They are, for example, caused by unexpectedly high or low rates of employee turnover, changed life expectancy, salary changes, remeasurement of plan assets and changes in the discount rate. Actuarial gains and losses are recognized in OCI in the period in which they occur. The Company’s net liability for each defined benefit plan consists of the present value of pension commitments less the fair value of plan assets and is recognized net on the balance sheet. When the result is a net benefit to the Company, the recognized asset is limited to the present value of any future refunds from the plan or reductions in future contributions to the plan.

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

This value is based on the fair value of, for example, free shares at grant date, measured as stock price as per each investment date. The value at grant date is charged to the income statement as any other remuneration over the service period. For example, value at grant date is 90. Given the normal service period of three years within Ericsson, 30 would be charged per year during the service period.

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

Ericsson Annual Report on Form 20-F 2014

for the program on a pro rata basis during the service period, being one year. The estimated costs are remeasured during and at the end of the service period.

Segment reporting

An operating segment is a component of a company whose operating results are regularly reviewed by the Company’s chief operating decision maker, (CODM), to make decisions about resources to be allocated to the segment and assess its performance. The President and the Chief Executive Officer is defined as the CODM function in the Company.

The segment presentation, as per each segment, is based on the Company’s accounting policies as disclosed in this note. The arm’s length principle is applied in transactions between the segments.

The Company’s segment disclosure about geographical areas is based on the country in which transfer of risks and rewards occur.

New standards and interpretations not yet adopted

A number of issued new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2014 and have not been applied in preparing these consolidated financial statements.

Below is a list of applicable standards/interpretations, that have been issued and are effective for periods as described per standard.

•

IFRS 9, “Financial instruments.” The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. This standard is effective as from January 1, 2018. The EU has not yet endorsed IFRS 9, ‘Financial instruments.’ The Company has not yet finalized the evaluation of any impact on financial result or position.

•

IFRS 15, “Revenue from Contracts with Customers,” Revenue is recognized when a customer obtains control of a good or service. A customer obtains control when it has the ability to direct the use of and obtain the benefits from the good or service. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard is effective as from January 1, 2017. The EU has not yet endorsed IFRS 15, “Revenue from Contracts with Customers.” The Company has not yet finalized the evaluation of any impact on financial result or position.

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

Judgments made in relation to accounting policies applied

Parts of the Company’s sales are generated from large and complex customer contracts. Managerial judgment is applied regarding, among other aspects, conformance with acceptance criteria and if transfer of risks and rewards to the buyer have taken place to determine if revenue and costs should be recognized in the current period, degree of completion and the customer credit standing to assess whether payment is likely or not to justify revenue recognition.

Trade and customer finance receivables

Key sources of estimation uncertainty

The Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual receivables will be paid. Total allowances for estimated losses as of December 31, 2014, were SEK 1.5 (1.2) billion or 1.8% (1.6%) of gross trade and customer finance receivables.

Credit risks for outstanding customer finance credits are regularly assessed as well, and allowances are recorded for estimated losses.

Inventory valuation

Key sources of estimation uncertainty

Inventories are valued at the lower of cost and net realizable value. Estimates are required in relation to forecasted sales volumes and inventory balances. In situations where excess inventory balances are identified, estimates of net realizable values for the excess volumes are made. Inventory allowances for estimated losses as of December 31, 2014, amounted to SEK 2.3 (2.5) billion or 8% (10%) of gross inventory.

Deferred taxes

Key sources of estimation uncertainty

Deferred tax assets and liabilities are recognized for temporary differences and for tax loss carry-forwards. Deferred tax is recognized net of valuation allowances. The valuation of temporary differences and tax loss carry-forwards, is based on management’s estimates of future taxable profits in different tax jurisdictions against which the temporary differences and loss carry-forwards may be utilized.

The largest amounts of tax loss carry-forwards are reported in Sweden, with an indefinite period of utilization (i.e. with no expiry date). For further detailed information, please refer to Note C8, “Taxes.”

At December 31, 2014, the value of deferred tax assets amounted to SEK 12.8 (9.1) billion. The deferred tax assets related to loss carry-forwards are reported as non-current assets.

Accounting for income tax, value added tax, and other taxes

Key sources of estimation uncertainty

Accounting for these items is based upon evaluation of income-, value added- and other tax rules in all jurisdictions where the Company performs activities. The total complexity of rules related to taxes and the accounting for these require management’s involvement in judgments regarding classification of transactions and in estimates of probable outcomes of claimed deductions and/or disputes.

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

Ericsson Annual Report on Form 20-F 2014

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

At December 31, 2014, the amount of acquired intellectual property rights and other intangible assets amounted to SEK 50.9 (44.4) billion, including goodwill of SEK 38.3 (31.5) billion.

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

Provisions

Warranty provisions

Key sources of estimation uncertainty

Provisions for product warranties are based on current volumes of products sold still under warranty and on historic quality rates for mature products as well as estimates and assumptions regarding future quality rates for new products and estimates of costs to remedy the various qualitative issues that might occur. Total provisions for product warranties as of December 31, 2014, amounted to SEK 0.8 (0.9) billion.

Provisions other than warranty provisions

Key sources of estimation uncertainty

Provisions, other than warranty provisions, mainly comprise amounts related to contractual obligations and penalties to customers and estimated losses on customer contracts, restructuring, risks associated with patent and other litigations, supplier or subcontractor claims and/or disputes, as well as provisions for unresolved income tax and value added tax issues. The estimates related to the amounts of provisions for penalties, claims or losses receive special attention from the management. At December 31, 2014, provisions other than warranty commitments amounted to SEK 3.6 (4.5) billion. For further detailed information, see Note C18, “Provisions.”

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

Judgments made in relation to accounting policies applied

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

Pension and other post-employment benefits

Key sources of estimation uncertainty

Accounting for the costs of defined benefit pension plans and other applicable post-employment benefits is based on actuarial valuations, relying on key estimates for discount rates, future salary increases, employee turnover rates and mortality tables. The discount rate assumptions are based on rates for high-quality fixed-income investments with durations as close as possible to the Company’s pension plans. At December 31, 2014, defined benefit obligations for pensions and other post-employment benefits amounted to SEK 73.8 (52.9) billion and fair value of plan assets to SEK 56.9 (46.6) billion. For more information on estimates and assumptions, see Note C17, “Post-employment benefits.”

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

Networks delivers products and solutions for mobile access, IP and transmission networks, core networks and cloud. The offering includes:

•	Radio access solutions that interconnect with devices such as mobile phones, tablets and PCs. The RBS 6000 supports all major standardized mobile technologies

•

IP routing and transport solutions based on the smart services routers, (the SSR 8000 family of products), Ericsson’s evolved IP network as well as backhaul including microwave (MINI-LINK) and optical transmission solutions for mobile and fixed networks

•	Core networks are based on the Ericsson Blade Server platform and include solutions such as the IMS

•	A cloud platform that can handle all types of workloads for all clouds; telecom cloud, IT cloud and commercial cloud.

•	Operations Support Systems (OSS), supporting operators’ management of existing networks and introduction of new technologies and services.

Global Services delivers managed services, product-related services, consulting and systems integration services as well as broadcast and media services. The offering includes:

•

Managed Services: Services for designing, building, operating and managing the day-to-day operations of the customer’s network or solution; maintenance; network sharing solutions; plus shared solutions such as hosting of platforms and applications. Ericsson also offers managed services of IT environments.

•	Product-related services: Services to expand, upgrade, restructure or migrate networks; network-rollout services; customer support; network design and optimization services.

Ericsson Annual Report on Form 20-F 2014

•	Consulting and Systems Integration: Technology and operational consulting; integration of multi-vendor equipment; design and integration of new solutions and transforming programs.

•	Broadcast Services: Services include responsibility for technical platforms and operational services related to TV content management, playout and service provisioning.

•	Industry and Society; All above types of services for industry-specific solutions, primarily in the areas of utilities, transport & public safety.

Support Solutions provides software suites for operators. The offering includes:

•	Operations Support Systems: plan, build and optimize, service fulfillment and service assurance.

•	Business Support Systems: revenue management (prepaid, post-paid, convergent charging and billing), mediation and customer care solutions.

•

TV & Media solutions: a suite of open, standards-based solutions and products for the creation, management and delivery of TV on any device over any network, including a TV platform for content creation, content management, on-demand video delivery, advanced video compression and video-optimized delivery network infrastructure.

•	M-Commerce solutions for money transfer: payment transactions and services between mobile subscribers and operators or other service providers.

Modems performs design, development and sales of the LTE multimode thin modems solutions, including 2G, 3G and 4G interoperability. Modems was consolidated into Ericsson in late 2013. Since the integration, the addressable market for thin modems has been reduced. In addition, there is strong competition, price erosion and an accelerating pace of technology innovation. As a consequence, Ericsson announced, on September 18, 2014, the discontinuation of further development of modems. Modems will have no impact on Group profit and loss from the second half of 2015.

Former segments

ST-Ericsson was a joint venture between Ericsson and STMicroelectronics. In 2013, the joint venture was closed and all business was either split up between parents or divested. As of January 1, 2013, ST-Ericsson is no longer reported as a separate segment.

Ericsson acquired the LTE thin-modem operations which was consolidated in a new segment entitled “Modems.”

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

Regions

The Regions are the Company’s primary sales channel. The Company operates worldwide and reports its operations divided into ten georaphical regions:

•	North America

•	Latin America

•	Northern Europe & Central Asia

•	Western and Central Europe

•	Mediterranean

•	Middle East

•	Sub-Saharan Africa

•	India

•	North East Asia

•	South East Asia & Oceania

•	Other.

Region “Other” includes licensing revenues, broadcast services, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.

Major customers

The Company does not have any customer for which revenues from transactions have exceeded 10% of the Company’s total revenues for the years 2014, 2013 or 2012.

Ericsson derives most of its sales from large, multi-year agreements with a limited number of significant customers. Out of a customer base of more than 500, mainly consisting of network operators, the 10 largest customers accounted for 47% (44%) of net sales. The largest customer accounted for approximately 8% (8%) of sales in 2014.

For more information, see Risk Factors, “Market, Technology and Business Risks.”

Marketing channels

Marketing in a business-to-business environment is expanding, from being primarily conducted through personal meetings, to on-line forums, expert blogs and social media. Ericsson performs marketing through:

•	Customer engagement with a consultative approach

•	Selective focus on events and experience centers for customer experience and interaction

•	Continuous dialogue with customers and target audiences through social and other digital media (including virtual events)

•	Activation of the open social and digital media landscape to strengthen message reach and impact

•	Execution of solutions-driven programs, aligned globally and regionally.

Ericsson Annual Report on Form 20-F 2014

Operating segments 2014

	Networks	Global Services	Support Solutions	Modems	Total Segments	Unallocated	Group
Segment sales	117,487	97,659	12,655	182	227,983	0	227,983

Net sales	117,487	97,659	12,655	182	227,983	0	227,983
Operating income	13,544	6,067	–31	–2,025	17,555	–748	16,807
Operating margin (%)	12%	6%	0%	—	8%	—	7%
Financial income							1,277
Financial expenses							–2,273

Income after financial items							15,811
Taxes							–4,668

Net income							11,143

Other segment items
Share in earnings of JV and associated companies	33	32	–52	0	13	–69	–56
Amortization	–3,497	–1,036	–902	–168	–5,603	5	–5,598
Depreciation	–3,225	–820	–124	–160	–4,329	—	–4,329
Impairment losses	–34	–1	–2	0	–37	—	–37
Reversals of impairment losses	14	4	0	1	19	—	19
Restructuring expenses	–443	–835	–146	–32	–1,456	—	–1,456
Gains/losses from divestments						–36	–36

Operating segments 2013

	Networks	Global Services	Support Solutions	Modems	Total Segments	Unallocated	Group
Segment sales	117,699	97,443	12,234	—	227,376	—	227,376

Net sales	117,699	97,443	12,234	—	227,376	—	227,376
Operating income	11,318	6,185	1,455	–543	18,415	–570	17,845
Operating margin (%)	10%	6%	12%	—	8%	—	8%
Financial income							1,346
Financial expenses							–2,093

Income after financial items							17,098
Taxes							–4,924

Net income							12,174

Other segment items
Share in earnings of joint ventures and associated companies	–155	60	–58	—	–153	23	–130
Amortization	–4,237	–925	–722	–44	–5,928	—	–5,928
Depreciation	–3,243	–788	–135	–61	–4,227	—	–4,227
Impairment losses	–5	–2	0	—	–7	—	–7
Reversals of impairment losses	19	5	1	—	25	—	25
Restructuring expenses	–2,182	–1,997	–186	—	–4,365	–88	–4,453
Gains/losses from divestments	–621	–166	–105	—	–892	51	–841

Ericsson Annual Report on Form 20-F 2014

Operating segments 2012

	Networks	Global Services	Support Solutions	Sony Ericsson		ST- Ericsson		Total Segments	Unallocated	Eliminations1)	Group
Segment sales	117,185	97,009	13,445	—		8,457		236,096	—	–8,457	227,639
Inter-segment sales	100	34	6	—		634		774	—	–634	140

Net sales	117,285	97,043	13,451	—		9,091		236,870	—	–9,091	227,779
Operating income	7,057	6,226	1,150	8,026	2)	–15,447	3)	7,012	–267	3,713	10,458
Operating margin (%)	6%	6%	9%	—		–170%		3%	—	—	5%
Financial income											1,708
Financial expenses											–1,984

Income after financial items											10,182
Taxes											–4,244

Net income											5,938

Other segment items
Share in earnings of joint ventures and associated companies	–59	45	–20	—		–11,734	3)	–11,768	37	—	–11,731
Amortization	–3,832	–853	–809	—		–322		–5,816	—	322	–5,494
Depreciation	–3,035	–727	–290	—		–741		–4,793	—	741	–4,052
Impairment losses	–385	–9	–1	—		—	4)	–395	—	—	–395
Reversals of impairment losses	39	9	4	—		—		52	—	—	52
Write-down of investment	—	—	—	—		–4,684		–4,684	—	—	–4,684
Restructuring expenses	–1,253	–1,930	–246	—		–624		–4,053	–18	624	–3,447
Gains/losses from divestments	–59	1	216	8,026	2)	—		8,184	152	—	8,336

1)	All segment sales are presented, but as ST-Ericsson sales are accounted for in accordance with the equity method, their sales are eliminated in the Eliminations column.
2)	Includes a gain from the divestment of Sony Ericsson of SEK 7.7 billion.
3)	Includes a write-down of SEK –4.7 billion of the ST-Ericsson investment, a provision of SEK –3.3 billion and the Company’s share in ST-Ericsson’s operating loss of SEK –3.7 billion.
4)	Impairment losses included in Write-down of investment.

Revenue from the acquired Telcordia business operation is reported 50/50 between segments Global Services and Support Solutions.

Regions

	Net sales			Non-current assets5)
	2014	2013	2012	2014	2013	2012
North America3)	54,509	59,339	56,749	16,148	13,290	15,058
Latin America	22,570	21,982	22,006	1,749	1,742	2,084
Northern Europe & Central Asia1)2)	12,373	11,618	11,345	43,868	38,522	38,335
Western & Central Europe2)	19,706	18,485	17,478	4,227	3,539	2,922
Mediterranean2)	23,003	24,156	23,299	1,389	1,089	1,099
Middle East	21,277	17,438	15,556	100	46	32
Sub-Saharan Africa	8,749	10,049	11,349	54	32	119
India	7,702	6,138	6,460	471	439	460
North East Asia4)	27,572	27,398	36,196	2,217	2,667	3,371
South East Asia & Oceania	15,858	15,787	15,068	345	342	301
Other1)2)3)4)	14,664	14,986	12,273	—	—	—

Total	227,983	227,376	227,779	70,568	61,708	63,781
1) Of which in Sweden6)	4,144	4,427	5,033	43,298	38,049	37,718
2) Of which in EU6)	45,101	43,544	44,230	48,881	42,239	41,546
3) Of which in the United States6)	55,722	59,085	56,698	13,116	11,173	13,003
4) Of which in China6)	14,335	11,799	12,637	1,370	1,344	1,399

5)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.
6)	Including IPR revenue reported under Other above.

For employee information, see Note C28, “Information regarding members of the Board of Directors, the Group management and employees.”

Ericsson Annual Report on Form 20-F 2014

C4    Net sales

Net sales

	2014	2013	2012
Sales of products and network rollout services1)	147,235	150,429	154,068
Professional Services sales	70,831	66,395	67,092
License revenues	9,917	10,552	6,619

Net sales	227,983	227,376	227,779
Export sales from Sweden	113,734	108,944	106,997

1)	Entirely delivery-type contracts.

C5    Expenses by nature

Expenses by nature

	2014	2013	2012
Goods and services	126,401	129,453	137,769
Employee remuneration	75,950	65,064	64,100
Amortization and depreciation	9,927	10,155	9,546
Impairments and obsolescence allowances, net of reversals	1,138	537	1,999
Financial expenses	2,273	2,093	1,984
Taxes	4,668	4,924	4,244

Expenses incurred	220,357	212,226	219,642
Inventory increase/decrease (–/+)1)	–2,929	5,220	2,782
Additions to capitalized development	–1,523	–915	–1,641

Expenses charged to the income statement	215,905	216,531	220,783

1)	The inventory changes are based on changes of gross inventory values prior to obsolescence allowances.

Total restructuring charges in 2014 were SEK 1.5 (4.5) billion and were mainly related to the continued implementation of the service delivery strategy. Restructuring charges are included in the expenses presented above.

Restructuring charges by function

	2014	2013	2012
Cost of sales	1,029	2,657	2,225
R&D expenses	304	872	852
Selling and administrative expenses	123	924	370

Total restructuring charges	1,456	4,453	3,447

C6    Other operating income and expenses

Other operating income and expenses

	2014		2013		2012
Gains on sales of intangible assets and PP&E	843		172		12
Losses on sales of intangible assets and PP&E	–935		–307		–261
Gains on sales of investments and operations	8		69		8,462	1)
Losses on sales of investments and operations	–44		–910		–126

Capital gains/losses, net	–128		–976		8,087
Other operating revenues/expenses	–2,028	2)	1,089	2)	878

Total other operating income and expenses	–2,156		113		8,965

1)	Includes a gain from the divestment of Sony Ericsson of SEK 7.7 billion.
2)	Includes revaluation of cash flow hedges of SEK –2.8 (0.5) billion. For more information, see Note C1, “Significant accounting policies.”

C7    Financial income and expenses

Financial income and expenses

	2014		2013		2012
	Financial income	Financial expenses	Financial income	Financial expenses	Financial income	Financial expenses
Contractual interest on financial assets	713	—	971	—	1,685	—
Of which on financial assets at fair value through profit or loss	297	—	597	—	1,308	—
Contractual interest on financial liabilities	—	–1,376	—	–1,412	—	–1,734
Net gains/losses on:
Instruments at fair value through profit or loss1)	624	–651	447	–601	142	54
Of which included in fair value hedge relationships	—	–123	—	–196	—	–129
Loans and receivables	–70	—	–75	—	–127	—
Liabilities at amortized cost	—	–32	—	196	—	–133
Other financial income and expenses	10	–214	3	–276	8	–171

Total	1,277	–2,273	1,346	–2,093	1,708	–1,984

1)	Excluding net loss from operating assets and liabilities, SEK 143 million (net gain of SEK 49 million in 2013, SEK 1,299 million in 2012), reported as Cost of sales.

Ericsson Annual Report on Form 20-F 2014

C8    Taxes

The Company’s tax expense for 2014 was SEK –4,668 (–4,924) million or 29.5% (28.8%) of income after financial items. The tax rate may vary between years depending on business and geographical mix.

Income taxes recognized in the income statement

	2014	2013	2012
Current income taxes for the year	–5,714	–3,985	–5,795
Current income taxes related to prior years	–66	–26	–241
Deferred tax income/expense (+/–)	1,112	–913	1,697

Subtotal	–4,668	–4,924	–4,339
Share of taxes in joint ventures and associated companies	—	—	95

Tax expense	–4,668	–4,924	–4,244

A reconciliation between reported tax expense for the year and the theoretical tax expense that would arise when applying statutory tax rate in Sweden, 22.0%, on the consolidated income before taxes, is shown in the table below.

Reconciliation of Swedish income tax rate with effective tax rate

	2014	2013	2012
Expected tax expense at Swedish tax rate 22.0%	–3,479	–3,762	–2,678
Effect of foreign tax rates	–856	–935	–581
Of which joint ventures and associated companies	–2	—	–778
Current income taxes related to prior years	–66	–26	–241
Remeasurement of tax loss carry-forwards	–51	165	134
Remeasurement of deductible temporary differences	–459	86	468
Tax effect of non-deductible expenses	–2,125	–620	–3,430
Tax effect of non-taxable income	2,383	199	2,573
Tax effect of changes in tax rates	–15	–31	–489

Tax expense	–4,668	–4,924	–4,244
Effective tax rate	29.5%	28.8%	41.7%

Deferred tax balances

Deferred tax assets and liabilities are derived from the balance sheet items as shown in the table below.

Tax effects of temporary differences and tax loss carry-forwards

	Deferred tax assets	Deferred tax liabilities	Net balance
2014
Intangible assets and property, plant and equipment	517	3,645
Current assets	2,720	197
Post-employment benefits	4,024	1,013
Provisions	1,729	63
Other	2,478	228
Loss carry-forwards	3,279	—

Deferred tax assets/liabilities	14,747	5,146	9,601
Netting of assets/liabilities	–1,969	–1,969

Deferred tax balances, net	12,778	3,177	9,601

2013
Intangible assets and property, plant and equipment	300	3,143
Current assets	1,958	164
Post-employment benefits	2,008	1,033
Provisions	997	293
Other	2,416	171
Loss carry-forwards	3,578	—

Deferred tax assets/liabilities	11,257	4,804	6,453
Netting of assets/liabilities	–2,154	–2,154

Deferred tax balances, net	9,103	2,650	6,453

Changes in deferred taxes, net

	2014	2013
Opening balance, net	6,453	9,201
Recognized in Net income	1,112	–913
Recognized in Other comprehensive income	2,223	–1,056
Acquisitions/disposals of subsidiaries	–377	–663
Currency translation differences	190	–116

Closing balance, net	9,601	6,453

Tax effects reported directly in Other comprehensive income amount to SEK 2,223 (–1,056) million, of which actuarial gains and losses related to pensions constituted SEK 2,218 (–1,231) million, cash flow hedges SEK 0 (179) million and deferred tax on gains/losses on hedges on investments in foreign entities SEK 5 (–4) million.

Deferred tax assets are only recognized in countries where the Company expects to be able to generate corresponding taxable income in the future to benefit from tax reductions.

Significant tax loss carry-forwards are related to countries with long or indefinite periods of utilization, mainly Sweden and Germany. Of the total SEK 3,279 (3,578) million recognized deferred tax assets related to tax loss carry-forwards, SEK 2,336 (2,177) million relates to Sweden with indefinite periods of utilization. Due to the Company’s strong current financial position and taxable income during 2014, the Company has been able to utilize part of its tax loss carry-forwards during the year. The assessment is that the Company will be able to generate sufficient income in the coming years to also utilize the remaining part of the recognized amounts.

Ericsson Annual Report on Form 20-F 2014

Tax loss carry-forwards

Deferred tax assets regarding tax loss carry-forwards are reported to the extent that realization of the related tax benefit through future taxable profits is probable also when considering the period during which these can be utilized, as described below.

As of December 31, 2014, the recognized tax loss carry-forwards amounted to SEK 13,503 (14,093) million. The tax value of these tax loss carry-forwards is reported as an asset.

The final years in which the recognized loss carry-forwards can be utilized are shown in the following table.

Tax loss carry-forwards: year of expiration

Year of expiration	Tax loss carry-forwards	Tax value
2015	516	182
2016	214	79
2017	41	16
2018	24	8
2019	41	14
2020 or later	12,667	2,980

Total	13,503	3,279

In addition to the table above there are loss carry-forwards of SEK 4,572 (3,518) million at a tax value of SEK 1,216 (1,019) million that have not been recognized due to judgments of the possibility they will be used against future taxable profits in the respective jurisdictions. The majority of these loss carry-forwards have an expiration date in excess of five years.

C9    Earnings per share

Earnings per share

	2014	2013	2012
Basic
Net income attributable to stockholders of the Parent Company (SEK million)	11,568	12,005	5,775
Average number of shares outstanding, basic (millions)	3,237	3,226	3,216
Earnings per share, basic (SEK)	3.57	3.72	1.80

Diluted
Net income attributable to stockholders of the Parent Company (SEK million)	11,568	12,005	5,775
Average number of shares outstanding, basic (millions)	3,237	3,226	3,216
Dilutive effect for stock purchase plans (millions)	33	31	31
Average number of shares outstanding, diluted (millions)	3,270	3,257	3,247
Earnings per share, diluted (SEK)	3.54	3.69	1.78

C10    Intangible assets

Intangible assets 2014

	Capitalized development expenses				Goodwill	Intellectual property rights (IPR), trademarks and other intangible assets
	To be marketed	For internal use		Total	Total	Trademarks, customer relationships and similar rights	Patents and acquired R&D	Total
		Acquired costs	Internal costs
Cost
Opening balance	10,681	2,213	1,478	14,372	31,562	19,289	28,777	48,066
Acquisitions/capitalization	1,523	—	—	1,523	—	107	0	107
Balances regarding acquired/divested businesses1)	—	—	—	—	2,014	1,597	943	2,540
Sales/disposals	—	—	—	—	–22	–71	–22	–93
Reclassification	—	—	—	—	—	—	—	—
Translation difference	—	—	—	—	4,794	2,440	1,307	3,747

Closing balance	12,204	2,213	1,478	15,895	38,348	23,362	31,005	54,367
Accumulated amortization
Opening balance	–5,349	–2,157	–1,439	–8,945	—	–9,543	–20,377	–29,920
Amortization	–1,267	–1	–2	–1,270	—	–2,502	–1,826	–4,328
Sales/disposals	—	—	—	—	—	73	16	89
Translation difference	—	—	—	—	—	–1,472	–871	–2,343

Closing balance	–6,616	–2,158	–1,441	–10,215	—	–13,444	–23,058	–36,502
Accumulated impairment losses
Opening balance	–1,987	–55	–37	–2,079	–18	—	–5,331	–5,331
Impairment losses	–31	—	—	–31	—	—	—	—

Closing balance	–2,018	–55	–37	–2,110	–18	—	–5,331	–5,331

Net carrying value	3,570	0	0	3,570	38,330	9,918	2,616	12,534

1)	For more information on acquired/divested businesses, see Note C26, “Business combinations.”

Ericsson Annual Report on Form 20-F 2014

Intangible assets 2013

	Capitalized development expenses				Goodwill	Intellectual property rights (IPR), trademarks and other intangible assets
	To be marketed	For internal use		Total	Total	Trademarks, customer relationships and similar rights	Patents and acquired R&D	Total
		Acquired costs	Internal costs
Cost
Opening balance	9,766	2,213	1,478	13,457	30,422	18,595	27,416	46,011
Acquisitions/capitalization	915	—	—	915	—	587	60	647
Balances regarding acquired/divested businesses1)	—	—	—	—	1,646	200	1,351	1,551
Sales/disposals	—	—	—	—	–302	–113	—	–113
Reclassification	—	—	—	—	—	—	—	—
Translation difference	—	—	—	—	–204	20	–50	–30

Closing balance	10,681	2,213	1,478	14,372	31,562	19,289	28,777	48,066
Accumulated amortization
Opening balance	–4,027	–2,106	–1,405	–7,538	—	–7,277	–18,201	–25,478
Amortization	–1,322	–51	–34	–1,407	—	–2,322	–2,199	–4,521
Sales/disposals	—	—	—	—	—	92	—	92
Translation difference	—	—	—	—	—	–36	23	–13

Closing balance	–5,349	–2,157	–1,439	–8,945	—	–9,543	–20,377	–29,920
Accumulated impairment losses
Opening balance	–1,987	–55	–37	–2,079	–18	—	–5,331	–5,331
Impairment losses	—	—	—	—	—	—	—	—

Closing balance	–1,987	–55	–37	–2,079	–18	—	–5,331	–5,331

Net carrying value	3,345	1	2	3,348	31,544	9,746	3,069	12,815

1)	For more information on acquired/divested businesses, see Note C26, “Business combinations.”

Goodwill is allocated to the operating segments Networks, at the sum of SEK 20.1 (16.7) billion, Global Services, at the sum of SEK 5.6 (4.5) billion and Support Solutions, at the sum of SEK 12.6 (10.3) billion.

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

The assumptions regarding industry-specific market drivers and market growth are approved by Group management and each operating segment’s management. These assumptions are based on industry sources as input to the projections made within the Company for the development 2014–2019 for key industry parameters:

•

The number of global mobile subscriptions is estimated to grow from around 7.1 billion by the end of 2014 to around 9 billion by the end of 2019. Of these, around 7.5 billion will be mobile broadband subscriptions. Around 700 million of these mobile broadband subscriptions will use mobile PC/tablets/mobile routers, but the vast majority will still use mobile phones to access the internet.

•	Fixed broadband subscriptions are estimated to grow from around 700 million by the end of 2014 to around 850 million in 2019. Fixed broadband includes Fiber, Cable and xDSL.

•

Mobile data traffic volume is estimated to increase by around six times in the period 2014–2019, while fixed internet traffic is estimated to increase around three times over the same timeframe, but from a much larger base.

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

An after-tax discount rate of 9.0% (9.5%) has been applied for all cash-generating units for the discounting of projected after-tax cash flows. In addition, when a higher discount rate has been applied in the impairment tests it has not resulted in any impairment. The assumptions for 2013 are disclosed in Note C10, “Intangible assets” in the Annual Report of 2013.

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

Ericsson Annual Report on Form 20-F 2014

C11    Property, plant and equipment

Property, plant and equipment 2014

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	6,120	4,232	24,060	865	35,277
Additions	218	180	2,452	2,472	5,322
Balances regarding acquired/divested businesses	—	308	119	—	427
Sales/disposals	–483	–842	–1,911	–218	–3,454
Reclassifications	–217	935	316	–1,034	0
Translation difference	740	460	1,990	105	3,295

Closing balance	6,378	5,273	27,026	2,190	40,867
Accumulated depreciation
Opening balance	–2,492	–3,182	–17,945	—	–23,619
Depreciation	–461	–539	–3,329	—	–4,329
Sales/disposals	75	720	1,890	—	2,685
Reclassifications	219	–736	517	—	0
Translation difference	–321	–337	–1,539	—	–2,197

Closing balance	–2,980	–4,074	–20,406	—	–27,460
Accumulated impairment losses
Opening balance	–40	–123	–62	—	–225
Impairment losses	—	—	–6	—	–6
Reversals of impairment losses	—	19	—	—	19
Sales/disposals	62	75	20	—	157
Reclassifications	–52	14	38	—	0
Translation difference	–2	–5	–4	—	–11

Closing balance	–32	–20	–14	—	–66

Net carrying value	3,366	1,179	6,606	2,190	13,341

Contractual commitments for the acquisition of property, plant and equipment as per December 31, 2014, amounted to SEK 192 (203) million.

Property, plant and equipment 2013

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	4,985	4,746	23,033	1,451	34,215
Additions	975	175	2,113	1,240	4,503
Balances regarding acquired/divested businesses	–29	–564	315	–19	–297
Sales/disposals	–185	–341	–1,677	–598	–2,801
Reclassifications	404	165	627	–1,196	—
Translation difference	–30	51	–351	–13	–343

Closing balance	6,120	4,232	24,060	865	35,277
Accumulated depreciation
Opening balance	–2,355	–3,489	–16,623	—	–22,467
Depreciation	–479	–558	–3,190	—	–4,227
Balances regarding divested businesses	—	450	147	—	597
Sales/disposals	399	386	1,493	—	2,278
Reclassifications	–75	80	–5	—	—
Translation difference	18	–51	233	—	200

Closing balance	–2,492	–3,182	–17,945	—	–23,619
Accumulated impairment losses
Opening balance	–45	–124	–86	—	–255
Impairment losses	—	–7	—	—	–7
Reversals of impairment losses	—	2	23	—	25
Sales/disposals	4	6	—	—	10
Reclassifications	—	1	–1	—	—
Translation difference	1	–1	2	—	2

Closing balance	–40	–123	–62	—	–225

Net carrying value	3,588	927	6,053	865	11,433

Ericsson Annual Report on Form 20-F 2014

C12    Financial assets, non-current

Equity in joint ventures and associated companies

	2014		2013
Opening balance	2,568		2,842
Share in earnings	–56		–130
Contributions to joint ventures and associated companies	–2		–2
OCI	579		–14
Dividends	–249		–128
Divestments	–47		—

Closing balance	2,793	1)	2,568	1)

1)	Goodwill, net, amounts to SEK 15 (11) million.

The major holdings in joint ventures and associated companies are specified below.

All companies apply IFRS in the reporting to the Company as issued by IASB.

Ericsson’s share of assets, liabilities and income in associated company Rockstar Consortium

	2014	2013	2012
Percentage in ownership interest	21.26%	21.26%	21.26%
Total assets	7,348	6,429	7,342
Total liabilities	196	53	28

Net assets (100%)	7,152	6,376	7,314
Company’s share of net assets (21.26%)	1,520	1,356	1,555
Net sales	—	—	—
Income after financial items	–484	–897	–376

Net income and total comprehensive income (100%)	–484	–897	–376
Company’s share of net income and other comprehensive income (21,26%)	–103	–191	–80

Rockstar Consortium LLC (Rockstar) is a company that was formed in 2011 by Apple, Blackberry, Ericsson, Microsoft, and Sony to purchase approximately 4,000 patent assets out of the original about 6000 from the Nortel bankruptcy estate. On December 23, 2014 it was agreed between the owners of Rockstar and RPX Corporation (RPXC) that RPX shall purchase the remaining patents of Rockstar. The transaction occured in 2015 and the impact on income will not be material in 2015.

Ericsson’s share of assets, liabilities and income in joint venture ST-Ericsson 1)

	2014		2013		2012
Percentage in ownership interest	50%		50%		50%
Non-current assets	5		6		2,194
Current assets	971		1,435		2,012
Non-current liabilities	92		104		740
Current liabilities	849		1,204		2,678

Net assets (100%)	35		133		788
Company’s share of net assets (50%)	18		67		394
Net sales	—		3,127		9,090
Income after financial items	132		–726		–5,006
Income taxes	–8		–64		–800

Net income and total comprehensive income (100%)	124		–790		–5,806
Company’s share of net income and other comprehensive income (50%)	62	2)	–395	2)	–2,903
Assets pledged as collateral	—		—		—
Contingent liabilities	—		—		—

1)	The table consists of amounts considered by the Company when applying the equity method in relation to ST-Ericsson.
2)	Reported profit/loss has not been recognized in the result for the Company, due to IFRS principles disclosed in Note C1, “Significant accounting policies.”

The joint venture ST-Ericsson, equally owned by the Company and STMicroelectronics, is winding down and commenced liquidation on April 15, 2014. Since December 2012, there are no remaining investments related to ST-Ericsson recognized in the Company’s balance sheet. The result in ST-Ericsson for 2014 and 2013 has therefore not been recognized due to losses in previous periods, as per IFRS principles disclosed in C1 “Significant accounting policies.” For more information, see Note C3, “Segment information.”

Ericsson Annual Report on Form 20-F 2014

Financial assets, non-current

	Other investments in shares and participations		Customer finance, non-current		Derivatives, non-current		Other assets, non-current
	2014	2013	2014	2013	2014	2013	2014	2013
Cost
Opening balance	1,905	1,758	1,484	1,538	613	825	6,387	4,414
Additions	—	85	1,452	3,070	—	—	327	1,215
Disposals/repayments/deductions	–1	–20	–963	–3,070	—	–30	–1,238	–130
Change in value in funded pension plans 1)	—	—	—	—	—	—	–38	951
Revaluation	47	71	—	—	–62	–182	—	—
Translation difference	164	11	38	–54	—	—	183	–63

Closing balance	2,115	1,905	2,011	1,484	551	613	5,621	6,387
Accumulated impairment losses/allowances
Opening balance	–1,400	–1,372	–190	–248	—	—	–1,316	–1,275
Impairment losses/allowance	—	—	–79	9	—	—	–5	—
Disposals/repayments/deductions	27	–14	190	47	—	—	1,076	–12
Translation difference	–151	–14	—	2	—	—	–27	–29

Closing balance	–1,524	–1,400	–79	–190	—	—	–272	–1,316

Net carrying value	591	505	1,932	1,294	551	613	5,349	5,071

1)	This amount includes asset ceiling. For further information, see Note C17, “Post-employment benefits.”

C13    Inventories

Inventories

	2014	2013
Raw materials, components, consumables and manufacturing work in progress	6,880	5,747
Finished products and goods for resale	11,117	7,743
Contract work in progress	10,178	9,269

Inventories, net	28,175	22,759

Contract work in progress includes amounts related to delivery-type contracts and service contracts with ongoing work in progress.

Reported amounts are net of obsolescence allowances of SEK 2,326 (2,496) million.

Movements in obsolescence allowances

	2014	2013	2012
Opening balance	2,496	3,473	3,343
Additions, net	691	308	1,403
Utilization	–979	–1,308	–1,140
Translation difference	204	12	–133
Balances regarding acquired/ divested businesses	–86	11	—

Closing balance	2,326	2,496	3,473

The amount of inventories recognized as expense and included in Cost of sales was SEK 53,722 (56,781) million.

C14    Trade receivables and customer finance

Trade receivables and customer finance

	2014	2013
Trade receivables excluding associated companies and joint ventures	78,727	71,850
Allowances for impairment	–1,123	–880

Trade receivables, net	77,604	70,970
Trade receivables related to associated companies and joint ventures	289	43

Trade receivables, total	77,893	71,013
Customer finance credits	4,629	3,693
Allowances for impairment	–408	–305

Customer finance credits, net	4,221	3,388
Of which current	2,289	2,094
Credit commitments for customer finance	12,018	6,402

Days sales outstanding (DSO) were 105 (97) in December 2014.

Movements in allowances for impairment

	Trade receivables		Customer finance
	2014	2013	2014	2013
Opening balance	880	655	305	422
Additions	316	417	121	38
Utilized	–136	–127	–4	–13
Reversal of excess amounts	–8	–72	–5	–136
Reclassification	–43	42	—	—
Translation difference	114	–35	–9	–6

Closing balance	1,123	880	408	305

Ericsson Annual Report on Form 20-F 2014

Aging analysis as per December 31

	Total	Of which neither impaired nor past due	Of which impaired, not past due	Of which past due in the following time intervals:		Of which past due and impaired in the following time intervals:
				less than 90 days	90 days or more	less than 90 days	90 days or more
2014
Trade receivables, excluding associated companies and joint ventures	78,727	71,601	35	3,412	2,577	16	1,086
Allowances for impairment	–1,123	—	–21	—	—	–16	–1086
Customer finance credits	4,629	1,602	1,981	1	677	21	347
Allowances for impairment	–408	—	–120	—	—	–5	–283

2013
Trade receivables, excluding associated companies and joint ventures	71,850	66,414	25	3,134	1,400	23	854
Allowances for impairment	–880	—	–11	—	—	–19	–850
Customer finance credits	3,693	2,851	98	60	459	149	76
Allowances for impairment	–305	—	–82	—	—	–139	–84

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

Trade receivables amounted to SEK 78,727 (71,850) million as of December 31, 2014. Provisions for expected losses are regularly assessed and amounted to SEK 1,123 (880) million as of December 31, 2014. The Company’s nominal credit losses have, however, historically been low. The amounts of trade receivables closely follow the distribution of the Company’s sales and do not include any major concentrations of credit risk by customer or by geography. The five largest customers represented 30% (25%) of the total trade receivables in 2014.

Customer finance credit risk

All major commitments to finance customers are made only after approval by the Finance Committee of the Board of Directors, according to the established credit approval process.

Prior to the approval of new facilities reported as customer finance, an internal credit risk assessment is conducted in order to assess the credit rating of each transaction, for political and commercial risk. The credit risk analysis is made by using an assessment tool, where the political risk rating is identical to the rating used by all Export Credit Agencies within the OECD. The commercial risk is assessed by analyzing a large number of parameters, which may affect the level of the future commercial credit risk exposure. The output from the assessment tool for the credit rating also includes an internal pricing of the risk. This is expressed as a risk margin per annum over funding cost. The reference pricing for political and commercial risk, on which the tool is based, is reviewed using information from Export Credit Agencies and prevailing pricing in the bank loan market for structured financed deals. The objective is that the internally set risk margin shall reflect the assessed risk and that the pricing is as close as possible to the current market pricing. A reassessment of the credit rating for each customer finance facility is made on a regular basis.

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

As of December 31, 2014, the Company’s total outstanding exposure related to customer finance was SEK 4,631 (3,693) million. As of December 31, 2014, the Company also had unutilized customer finance commitments of SEK 12,018 (6,402) million. Customer finance is arranged for infrastructure projects in different geographic markets and for a large number of customers. As of December 31, 2014, there were a total of 88 (73) customer finance arrangements originated by or guaranteed by the Company. The five largest facilities represented 56% (52%) of the total credit exposure in 2014.

Total outstanding customer finance exposure per region as of December 31

Percent	2014	2013
North America	8	10
Latin America	3	3
Northern Europe & Central Asia	2	9
Western & Central Europe	3	1
Mediterranean	15	11
Middle East	30	22
Sub-Saharan Africa	24	26
India	1	5
North East Asia	6	9
South East Asia and Oceania	8	4

Total	100	100

The effect of risk provisions and reversals for customer finance affecting the income statement amounted to a net negative impact of SEK 70 million in 2014 compared to a negative impact of SEK 55 million in 2013. Credit losses amounted to SEK 4 (13) million in 2014.

Ericsson Annual Report on Form 20-F 2014

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

The table below summarizes the Company’s outstanding customer finance as of December 31, 2014 and 2013.

Outstanding customer finance

	2014	2013
Total customer finance	4,631	3,693
Accrued interest	173	155
Less third-party risk coverage	–649	–222

Ericsson’s risk exposure	4,154	3,626

Transfers of financial assets

Transfers where the Company has not derecognized the assets in their entirety

As per December 31, 2014, there existed certain customer financing assets that the Company had transferred to third parties where the Company did not derecognize the assets in their entirety. The total carrying amount of the original assets transferred was SEK 811 (899) million; the amount of the assets that the Company continues to recognize was SEK 168 (210) million; and the carrying amount of the associated liabilities was SEK 0 (0) million.

C15    Other current receivables

Other current receivables

	2014	2013
Prepaid expenses	4,592	2,766
Accrued revenues	3,166	2,846
Advance payments to suppliers	746	877
Derivatives with a positive value1)	1,000	1,532
Taxes	9,853	7,950
Other	1,916	1,970

Total	21,273	17,941

1)	See also Note C20, “Financial risk management and financial instruments.”

C16    Equity and other comprehensive Income

Capital stock 2014

Capital stock at December 31, 2014, consisted of the following:

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

At December 31, 2014, the total number of treasury shares was 63,450,558 (73,968,178 in 2013 and 84,798,095 in 2012) Class B shares. Ericsson did not repurchase shares in 2014 in relation to the Stock Purchase Plan.

Reconciliation of number of shares

	Number of shares	Capital stock (SEK million)
Number of shares Jan 1, 2014	3,305,051,735	16,526
Number of shares Dec 31, 2014	3,305,051,735	16,526

For further information about the number of shares, see the chapter Share Information.

Dividend proposal

The Board of Directors will propose to the Annual General Meeting 2015 a dividend of SEK 3.40 per share (SEK 3.00 in 2014 and SEK 2.75 in 2013).

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

Ericsson Annual Report on Form 20-F 2014

C17    Post-employment benefits

Ericsson sponsors a number of post-employment benefit plans throughout the Company, which are in line with market practice in each country. The year 2014 was characterized by significant decreases in discount rates in most plans resulting in actuarial losses on defined benefit obligations of SEK 14 billion. This was partly offset by positive development of plan assets resulting in actuarial gains of SEK 4 billion.

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

The Company has by far most of its Swedish pension liabilities under defined benefit plans which are funded to 56% (73%) through Ericsson Pensionsstiftelse (a Swedish Pension Foundation). The Pensionsstiftelse covers the liability up to the value of the defined benefit obligation based on Swedish GAAP calculations. There are no funding requirements for the Swedish plans. The disability- and survivors’ pension part of the ITP-plan is secured through an insurance solution with the company Alecta, see section about Multi-employer plans.

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

The plans are exposed to different risks, i.e., a sudden decrease in the bond yields, which would lead to an increase in the plan liability. A sudden instability in the financial market might also lead to a decrease in fair value of plan assets held by the Pensionsstiftelse, as the holdings of plan assets partly are exposed to equity markets; however, this may be partly offset by higher values in fixed income holdings. Swedish plans are linked to inflation and higher inflation will lead to a higher liability. For the time being, inflation is a low risk factor to the Swedish plans as actual rate of inflation has not reached the ceiling target set by the Central Bank of Sweden.

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

Alecta has a collective funding ratio which acts as a buffer for its insurance commitments to protect against fluctuations in investment return and insurance risks. Alecta’s target ratio is 140% and reflects the fair value of Alecta’s plan assets as a percentage of plan commitments, then measured in accordance with Alecta’s actuarial assumptions, which are different from those in IAS 19R. Alecta’s collective funding ratio was 143% (148%) as of December 31, 2014. The Company’s share of Alecta’s saving premiums is 0.6%; the total share of active members in Alecta are 2.3%. The expected contribution to the plan is SEK 107 million for 2015.

Contingent liabilities / Assets pledged as collateral

Contingent liabilities include the Company’s mutual responsibility as a credit insured company of PRI Pensionsgaranti in Sweden. This mutual responsibility can only be imposed in the instance that PRI Pensionsgaranti has consumed all of its assets, and it amounts to a maximum of 2% of the Company’s pension liability in Sweden. The Company has a pledged business mortgage of SEK 2 billion to PRI Pensionsgaranti.

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

The majority of benefit payments are from trustee-administered funds; however, there are also a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. In the US, the Company’s policy is at least to meet or exceed the funding requirements of federal regulations. The funded level in the US Pension Plan is above the point at which minimum funding would be required for fiscal year 2014.

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

The Company’s plans are exposed to various risks associated with pension plans, i.e., a sudden decrease in bond yields would lead to an increase in the present value of the defined benefit obligation. A sudden instability in the financial markets might also lead to a decrease in the fair value of plan assets held by the trust. Pension benefits in the US are not linked to inflation; however, higher inflation poses the risk of increased final salaries being used to determine benefits for active employees. There is also a risk that the duration of payments to retirees will exceed the life expectancy in mortality tables.

Other plans

The Company also sponsors plans in other countries. The main plans are in Brazil, Ireland and the United Kingdom. The plan in Brazil is a pension plan wholly funded with a net surplus of assets. The plans in Ireland and the UK are final salary pension plans and are partly or wholly funded. The plans are managed by corporate trustees with directors appointed partly by the local company and partly by the plan members. The trustees are independent from the local company and subject to the specific country’s pension laws.

Ericsson Annual Report on Form 20-F 2014

Amount recognized in the Consolidated balance sheet

Amount recognized in the Consolidated balance sheet

	Sweden	US	Other	Total
2014
Defined benefit obligation (DBO)	32,885	18,281	22,586	73,752
Fair value of plan assets	18,412	19,665	18,785	56,862

Deficit/surplus (+/–)	14,473	–1,384	3,801	16,890
Plans with net surplus, excluding asset ceiling1)	—	2,057	1,438	3,495

Provision for post-employment benefits2)	14,473	673	5,239	20,385
2013
Defined benefit obligation (DBO)	23,088	14,387	15,444	52,919
Fair value of plan assets	16,818	16,174	13,575	46,567

Deficit/surplus (+/–)	6,270	–1,787	1,869	6,352
Plans with net surplus, excluding asset ceiling1)	—	2,307	1,166	3,473

Provision for post-employment benefits2)	6,270	520	3,035	9,825

1)	Plans with a net surplus, i.e., where plan assets exceed DBO, are reported as Other financial assets, non-current: see Note C12, “Financial assets.” The asset ceiling increased during the year by SEK 60 million from SEK 525 million in 2013 to SEK 585 million in 2014.
2)	Plans with net liabilities are reported in the balance sheet as Post-employment benefits, non-current.

Total pension cost recognized in the Consolidated income statement

The costs for post-employment benefits within the Company are distributed between defined contribution plans and defined benefit plans, with a trend toward defined contribution plans.

Pension costs for defined contribution plans and defined benefit plans

	Sweden	US	Other	Total
2014
Pension cost for defined contribution plans	953	562	713	2,228
Pension cost for defined benefit plans	1,039	39	651	1,729

Total	1,992	601	1,364	3,957
Total pension cost expressed as a percentage of wages and salaries				6.8%
2013
Pension cost for defined contribution plans	1,088	502	778	2,368
Pension cost for defined benefit plans	1,581	85	392	2,058

Total	2,669	587	1,170	4,426
Total pension cost expressed as a percentage of wages and salaries				9.1%
2012
Pension cost for defined contribution plans	977	404	701	2,082
Pension cost for defined benefit plans	936	–454	198	680

Total	1,913	–50	899	2,762
Total pension cost expressed as a percentage of wages and salaries				5.7%

Ericsson Annual Report on Form 20-F 2014

Change in the net defined benefit obligation

Change in the net defined benefit obligation

	Present value of obligation 20143)	Fair value of plan assets 2014	Total 2014	Present value of obligation 2013	Fair value of plan assets 2013	Total 2013
Opening balance	52,919	–46,567	6,352	51,958	–44,642	7,316
Reclassification1)	—	—	—	1,799	—	1,799
Included in the income statement:
Current service cost	1,476	—	1,476	1,351	—	1,351
Past service cost and gains and losses on settlements	31	—	31	363	—	363
Interest cost/ income (+/–)	2,347	–2,244	103	2,046	–1,846	200
Taxes and administrative expenses	54	31	85	129	16	145
Other	31	3	34	–4	3	–1

	3,939	–2,210	1,729	3,885	–1,827	2,058
Remeasurements:
Return on plan assets excluding amounts in interest expense/income	—	–3,643	–3,643	—	–550	–550
Actuarial gains/losses (–/+) arising from changes in demographic assumptions	549	—	549	46	—	46
Actuarial gains/losses (–/+) arising from changes in financial assumptions	12,746	—	12,746	–3,629	—	–3,629
Experience-based gains/losses (–/+)	305	—	305	611	—	611

	13,600	–3,643	9,957	–2,972	–550	–3,522
Other changes:
Translation difference	4,949	–5,059	–110	–115	190	75
Contributions and payments from:
Employers2)	–574	–775	–1,349	–554	–971	–1,525
Plan participants	43	–26	17	55	–44	11
Payments from plans:
Benefit payments	–1,282	1,282	0	–1,181	1,181	0
Settlements	–1,013	1,016	3	–116	96	–20
Business combinations and divestments4)	1,171	–880	291	160	—	160

Closing balance	73,752	–56,862	16,890	52,919	–46,567	6,352

1)	The provision for the Swedish special payroll taxes which was previously included in Other current liabilities, was in 2013 re-classified as a pension liability in line with the implementation of the revised IAS 19R on January 1, 2013.
2)	The expected contribution to the plan is SEK 1,092 million during 2015.
3)	The weighted average duration of DBO is 19.4 years.
4)	Business combinations in 2014 are mainly related to the acquisition of Red Bee Media. In 2013 business combinations are related to the acquisition of Modems.

Present value of the defined benefit obligation

	Sweden	US	Other	Total
2014
DBO, closing balance	32,885	18,281	22,586	73,752
Of which partially or fully funded	32,348	17,608	20,005	69,961
Of which unfunded	537	673	2,581	3,791
2013
DBO, closing balance	23,088	14,387	15,444	52,919
Of which partially or fully funded	22,598	13,867	13,396	49,861
Of which unfunded	490	520	2,048	3,058

Ericsson Annual Report on Form 20-F 2014

Asset allocation by asset type and geography

	Sweden	US	Other	Total	Of which unquoted
2014
Cash and cash equivalents	2,118	509	483	3,110	24%
Equity securities	4,598	1,003	4,389	9,990	10%
Debt securities	6,815	14,993	11,455	33,263	83%
Real estate	2,383	—	134	2,517	100%
Investment funds	2,498	2,309	557	5,364	67%
Assets held by insurance company	—	—	770	770	100%
Other	—	851	997	1,848	71%

Total	18,412	19,665	18,785	56,862
Of which real estate occupied by the Company	—	—	—	—
Of which securities issued by the Company	—	—	—	—

2013
Cash and cash equivalents	592	218	261	1,071	35%
Equity securities	2,112	2,081	4,459	8,652	31%
Debt securities	3,601	6,934	6,982	17,517	61%
Real estate	1,649	—	76	1,725	100%
Investment funds	8,864	6,512	414	15,790	60%
Assets held by insurance company	—	—	633	633	100%
Other	—	429	750	1,179	65%

Total	16,818	16,174	13,575	46,567
Of which real estate occupied by the Company	—	—	—	—
Of which securities issued by the Company	25	—	—	25

Actuarial assumptions

Financial and demographic actuarial assumptions 1)

	2014	2013
Financial assumptions
Discount rate, weighted average	3.4%	4.5%
Demographic assumptions
Life expectancy after age 65 in years, weighted average	22	22

1)	Weighted average for the Group for disclosure purposes only. Country-specific assumptions were used for each actuarial calculation.

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

Actuarial gains and losses reported directly in Other comprehensive income

	2014	2013
Cumulative gain/loss (–/+) at beginning of year	5,219	8,696
Recognized gain/loss (–/+) during the year	9,957	–3,522
Translation difference	129	45

Cumulative gain/loss (–/+) at end of year	15,305	5,219

Total remeasurements in Other comprehensive income related to post-employment benefits

	2014	2013
Actuarial gains and losses (+/–)	–8,322	3,128
The effect of asset ceiling	–60	–308
Swedish special payroll taxes1)	–1,635	394

Total	–10,017	3,214

1)	Swedish payroll taxes are included in recognized gain/loss during the year in OCI.

Sensitivity analysis of significant actuarial assumptions

	2014	2013
Impact on DBO, SEK billion
2014
Discount rate +0.5%	–7	–5
Discount rate –0.5%	+8	+5

Ericsson Annual Report on Form 20-F 2014

C18    Provisions

Provisions

	Warranty	Restructuring	Other	Total
2014
Opening balance	909	1,345	3,108	5,362
Additions	1,050	708	968	2,726
Reversal of excess amounts	–319	–195	–424	–938
Negative effect on Income Statement				1,788
Utilization/Cash out	–921	–1,202	–938	–3,061
Reclassifications	2	51	–16	37
Translation differences	103	94	104	301

Closing balance	824	801	2,802	4,427

2013
Opening balance	1,595	1,218	5,825	8,638
Additions	924	2,439	1,336	4,699
Reversal of excess amounts	–588	–237	–736	–1,561
Negative effect on Income Statement				3,138
Cash out/utilization	–948	–2,089	–2,984	–6,021
Balances regarding divested/acquired businesses	–2	0	–10	–12
Reclassification	1	–3	–184	–186
Translation differences	–73	17	–139	–195

Closing balance	909	1,345	3,108	5,362

Provisions will fluctuate over time depending on business mix, market mix and technology shifts. Risk assessment in the ongoing business is performed monthly to identify the need for new additions and reversals. Management uses its best judgment to estimate provisions based on this assessment. Under certain circumstances, provisions are no longer required due to outcomes being more favorable than anticipated, which affect the provisions balance as a reversal. In other cases, the outcome can be negative, and if so, a charge is recorded in the income statement.

For 2014, new or additional provisions amounting to SEK 2.7 billion were made, and SEK 0.9 billion of provisions were reversed. The actual cash outlays for 2014 were SEK 3.1 billion compared with the estimated SEK 4.2 billion. The total cash out for 2014 was made up of warranty provisions of SEK 0.9 billion, restructuring provisions of SEK 1.2 billion and other provisions of SEK 0.9 billion. The expected total cash outlays in 2015 are approximately SEK 3.2 billion.

Of the total provisions, SEK 202 (222) million is classified as non-current. For more information, see Note C1, “Significant accounting policies” and Note C2, “Critical accounting estimates and judgments.”

Warranty provisions

Warranty provisions are based on historic quality rates for established products as well as estimates regarding quality rates for new products and costs to remedy the various types of faults predicted. Provisions amounting to SEK 1.0 billion were made and due to more favorable outcomes in certain cases reversals of SEK 0.3 billion were made. The actual cash outlays for 2014 were SEK 0.9 billion, in line with the expected SEK 0.7 billion. The cash outlays of warranty provisions during year 2015 are estimated to total approximately SEK 0.9 billion.

Restructuring provisions

In 2014, SEK 0.7 billion in provisions were made and SEK 0.2 billion were reversed due to a more favorable outcome than expected. The cash outlays were SEK 1.2 billion for the full year, in line with the expected SEK 1.1 billion. The cash outlays for 2015 for these provisions are estimated to total approximately SEK 0.6 billion.

Other provisions

Other provisions include provisions for probable contractual penalties, tax issues, litigations, supplier claims, and other. During 2014, new provisions amounting to SEK 1.0 billion were made and SEK 0.4 billion were reversed due to a more favorable outcome. The cash outlays were SEK 0.9 billion in 2014 compared to the estimate of SEK 2.4 billion. For 2015, the cash outlays are estimated to total approximately SEK 1.7 billion.

Ericsson Annual Report on Form 20-F 2014

C19    Interest-bearing liabilities

As of December 31, 2014, the Company’s outstanding interest-bearing liabilities stood at SEK 24.1 (29.5) billion.

Interest-bearing liabilities

	2014	2013
Borrowings, current
Current part of non-current borrowings1)	946	6,037
Other current borrowings	1,335	1,351

Total current borrowings	2,281	7,388
Borrowings, non-current
Notes and bond loans	14,346	14,522
Other borrowings, non-current	7,518	7,545

Total non-current interest-bearing liabilities	21,864	22,067

Total interest-bearing liabilities	24,145	29,455

1)	Including notes and bond loans of SEK 0 (1.966) million.

To secure long term funding the Company uses notes and bond programs together with bilateral research and development loans. All outstanding notes and bond loans are issued by the Parent Company under its Euro Medium-Term Note (EMTN) program or under its U.S. Securities and Exchange Commission (SEC) Registered program. Bonds issued at a fixed interest rate could be swapped to a floating interest rate using interest rate swaps, and normally a maximum of 50% of all outstanding loans are at fixed interest rates. Total weighted average interest rate cost during the year was 3.45% (3.27%). Outstanding notes and bonds are revalued based on changes in benchmark interest rates according to the fair value hedge methodology stipulated in IAS 39.

In January 2014, the Company repaid the SEK 4 billion EIB loan with original maturity in July 2015.

In February 2014, the Company repaid the USD 300 million note from the Swedish Export Credit Corporation with original maturity in 2016.

In June 2014, the Company repaid the EUR 220 million note.

In June 2014, the Company exercised the option to extend the maturity of the USD 2 billion multi-currency revolving credit facility with one year to June 2019. One extension option of one year remains.

Notes, bonds, bilateral loans and committed credits

Issued–maturing	Nominal amount	Coupon	Currency	Book value (SEK m.)		Maturity date	Unrealized hedge gain/loss (included in book value)
Notes and bond loans
2007–2017	500	5.375%	EUR	5,277	1)	June 27, 2017	–551
2010–20202)	170		USD	1,325		December 23, 2020
2012–2022	1,000	4.125%	USD	7,744		May 15, 2022

Total notes and bond loans				14,346			–551
Bilateral loans
2012–20193)	98		USD	763		September 30, 2019
2012–20214)	98		USD	764		September 30, 2021
2013–20205)	684		USD	5,332		November 6, 2020

Total bilateral loans				6,859

Committed credit
Long-term committed credit facility6)	2,000		USD	0		June 27, 2019

Total committed credit				0

1)	Interest rate swaps are designated as fair value hedges.
2)	Private Placement, Swedish Export Credit Corporation (SEK).
3)	Nordic Investment Bank (NIB), R&D project financing.
4)	Nordic Investment Bank (NIB), R&D project financing.
5)	European Investment Bank (EIB), R&D project financing.
6)	Multi-currency revolving credit facility. Unutilized. One extension option of one year remains.

Ericsson Annual Report on Form 20-F 2014

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

The Company defines its managed capital as the total Company equity. For the Company, a robust financial position with a strong equity ratio, solid investment grade rating, low leverage and ample liquidity is deemed important. This provides financial flexibility and independence to operate and manage variations in working capital needs as well as to capitalize on business opportunities.

The Company’s overall capital structure should support the financial targets: to grow faster than the market, deliver best-in-class margins and generate a healthy cash flow. The capital structure is managed by balancing equity, debt financing and liquidity in such a way that the Company can secure funding of operations at a reasonable cost of capital. Regular borrowings are complemented with committed credit facilities to give additional flexibility to manage unforeseen funding needs. The Company strives to finance growth, normal capital expenditures and dividends to shareholders by generating cash flows from operating activities.

The Company’s capital objectives are:

•	To maintain an equity ratio above 40%

•	A cash conversion rate above 70%

•	To maintain a positive net cash position

•	To maintain a solid investment grade rating by Moody’s and Standard & Poor’s.

Capital objectives-related information, SEK billion

	2014	2013
Capital	145	142
Equity ratio	50%	53%
Cash conversion	84%	79%
Positive net cash	27.6	37.8

The Company has a treasury function with the principal role to ensure that appropriate financing is in place through loans and committed credit facilities, actively managing the Company’s liquidity as well as financial assets and liabilities, and managing and controlling financial risk exposures in a manner consistent with underlying business risks and financial policies. Hedging activities, cash management and insurance management are largely centralized to the treasury function in Stockholm.

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

For further information about accounting policies, see Note C1, “Significant accounting policies.”

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

Line items, primarily sales, are impacted by translation exposure incurred when converting foreign entities’ financial statements into SEK. Line items and profitability, such as operating income are impacted by transaction exposure incurred when financial assets and liabilities, primarily, trade receivables and trade payables, are initially recognized and subsequently remeasured due to change in foreign exchange rates.

The table below presents the net exposure for the eight largest currencies impact on sales and also net transaction exposure of these currencies on profitability.

Currency exposure, SEK billion

Exposure currency	Sales translation exposure	Sales transaction exposure	Sales net exposure	Incurred cost transaction exposure1)	Net transaction exposure
USD	53.5	51.1	104.6	–19.6	31.5
EUR	30.5	13.1	43.6	–4.4	8.7
CNY	14.2	–0.3	13.9	–2.0	–2.3
JPY	9.4	0.0	9.4	5.0	5.0
INR	7.6	0.0	7.6	0.5	0.4
BRL	7.1	0.0	7.1	1.4	1.3
GBP	7.1	–1.6	5.5	0.8	–0.8
MXN	3.8	–4.0	–0.2	1.4	–2.6

1)	Transactions in foreign currency - internal sales, internal purchases, external purchases.

Translation exposure

Translation exposure relates to sales and cost incurred in foreign entities when converted into SEK upon consolidation. These exposures cannot be addressed by hedging, but as the income statement is translated using average rate, the impact of volatility in foreign currency rates is reduced.

Transaction exposure

Transaction exposure relates to sales and cost incurred in non-reporting currencies in individual group companies. Foreign exchange risk is as far as possible concentrated in Swedish group companies, primarily Ericsson AB. Sales to foreign subsidiaries are normally denominated in the functional currency of the customers, and so tend to be denominated in USD or another foreign currency. In order to limit the exposure toward exchange rate fluctuations on future revenues and costs, committed and forecasted future sales and purchases in major currencies are hedged with 7% of 12-month forecast monthly. By this way, the Company will have hedged 84% of the next month and 7% of the 12th month of an average forecast of the individual month at any given reporting date. This corresponds to approximately 5-6 months of an average forecast.

Outstanding derivatives contracts that are hedging future sales and costs incurred are revalued against “Other operating income and expense.” The sensitivity in “Other operating income and expense” in relation to this revaluation is dependent on changes in foreign exchange rates, forecasts, seasonality and hedging policy. USD is the Company’s largest exposure and at year-end a change by 0.25 SEK/USD would impact profit and loss with approximately SEK 0.5 billion. Revaluation results of these derivative contracts amounted to SEK –2 billion in 2014.

According to Company policy, transaction exposure in subsidiaries’ balance sheets (i.e., trade receivables and payables and customer finance receivables) should be fully hedged, except for non-tradable currencies.

Foreign exchange exposures in balance sheet items are hedged through offsetting balances or derivatives.

Interest rate risk

The Company is exposed to interest rate risk through market value fluctuations in certain balance sheet items and through changes in interest revenues and expenses. The net cash position was SEK 27.6 (37.8) billion

Ericsson Annual Report on Form 20-F 2014

at the end of 2014, consisting of cash, cash equivalents and short-term investments of SEK 72.2 (77.1) billion and interest-bearing liabilities and post-employment benefits of SEK 44.5 (39.3) billion.

The Company manages the interest rate risk by i) matching fixed and floating interest rates in interest-bearing balance sheet items and ii) avoiding significant fixed interest rate exposure in the Company’s net cash position. The policy is that interest-bearing assets shall have an average interest duration of between 10 and 14 months, taking derivative instruments into consideration. Interest-bearing liabilities do not have a firm target for the duration, nor a firm target for fixed/floating interest rate, as duration and interest mix are decided based on market conditions when the liabilities are issued. Group Treasury has a mandate to deviate from the asset management benchmark given by the Board and take foreign exchange positions up to an aggregated risk of VaR SEK 45 million given a confidence level of 99% and a 1-day horizon.

Interest duration, SEK billion

	< 3M	3–12M	1–3Y	3–5Y	>5Y	Total
Interest-bearing trading	–2.0	0.2	2.1	0.0	–0.3	0
Interest-bearing assets	36.5	7.2	9.9	20.6	–2.0	72.2
Interest-bearing liabilities	–31.7	0.0	–4.7	–0.6	–7.5	–44.5

When managing the interest rate exposure, the Company uses derivative instruments, such as interest rate swaps. Derivative instruments used for converting fixed rate debt into floating rate debt are designated as fair value hedges.

Outstanding derivatives

Outstanding derivatives 1)

	2014			2013
Fair value	Asset		Liability	Asset		Liability
Currency derivatives
Maturity within 3 months	221		–1,132	512		158
Maturity between 3 and 12 months	90		–933	293		9
Maturity between 1 and 3 years	—		—	8		—

Total	311		–2,065	813		167
Of which designated in cash flow hedge relations	—		—	—		—
Of which designated in net investment hedge relations	—		—	—		—
Interest rate derivatives
Maturity within 3 months	—		–5	—		—
Maturity between 3 and 12 months	72		–896	186		269
Maturity between 1 and 3 years	937		–656	382		688
Maturity between 3 and 5 years	85		–285	663		163
Maturity of more than 5 years	146		–211	101		36

Total	1,240	2)	–2,053	1,332	2)	1,156
Of which designated in fair value hedge relations	669		—	724		—

1)	Some of the derivatives hedging non-current liabilities are recognized in the balance sheet as non-current derivatives due to hedge accounting.
2)	Of which SEK 551 (613) million is reported as non-current assets.

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

The average VaR calculated for 2014 was SEK 12.2 (16.3) million for the combined mandates. No VaR-limits were exceeded during 2014.

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

At December 31, 2014, the credit risk in financial cash instruments was equal to the instruments’ carrying value. Credit exposure in derivative instruments was SEK 1.6 (2.1) billion.

Liquidity risk

The Company minimizes the liquidity risk by maintaining a sufficient cash position, centralized cash management, investments in highly liquid interest-bearing securities, and by having sufficient committed credit lines in place to meet potential funding needs. For information about contractual obligations, please see Note C31, “Contractual obligations.” The current cash position is deemed to satisfy all short-term liquidity requirements as well as non-current borrowings.

Cash, cash equivalents and short-term investments

	Remaining time to maturity
SEK billion	< 3 months	3–12 months	1–5 years	>5 years	Total
Banks	38.2	0.3	0.0	0.0	38.5
Type of issuer/counterpart
Governments	1.0	5.6	12.3	0.6	19.5
Corporates	2.9	0.0	0.0	0.0	2.9
Mortgage institutes	0.0	1.0	10.2	0.1	11.3
2014	42.1	6.9	22.5	0.7	72.2
2013	42.5	4.4	26.5	3.7	77.1

The instruments are either classified as held for trading or as assets available-for-sale with maturity less than one year and are therefore short-term investments. Cash, cash equivalents and short-term investments are mainly held in SEK unless offset by EUR-funding.

Ericsson Annual Report on Form 20-F 2014

Refinancing risk

Refinancing risk is the risk that the Company is unable to refinance outstanding debt under reasonable terms and conditions, or at all, at a given point in time.

Debt financing is mainly carried out through borrowing in the Swedish and international debt capital markets.

Bank financing is used for certain subsidiary funding and to obtain committed credit facilities.

Funding programs1)

	Amount		Utilized	Unutilized
Euro Medium-Term Note program (USD million)	5,000		778	4,223
SEC Registered program (USD million)		2)	1,000	—

1)	There are no financial covenants related to these programs.
2)	Program amount indeterminate.

Fair valuation of the Company’s financial instruments

The Company’s financial instruments accounted for at fair value generally meet the requirements of level 1 valuation due to the fact that they are based on quoted prices in active markets for identical assets.

Exceptions to this relates to:

•

OTC derivatives with an amount of gross SEK 2.9 (5.2) billion in relation to assets and gross SEK 5.5 (4.4) billion in relation to liabilities were valued based on references to other market data as currency or interest rates. These valuations fall under level 2 valuation as defined by IFRS.

•

Ownership in other companies where the Company neither has control nor significant influence. The amount recognized in these cases was SEK 0.5 (0.5) billion. These assets, classified as level 3 assets for valuation purposes, have been valued based on value in use technique.

Financial instruments carried at other than fair value

The fair value of the Company’s financial instruments, recognized at fair value, is determined based on quoted market prices or rates. For further information about valuation principles, see Note C1, “Significant accounting policies.”

Financial instruments, such as trade receivables, borrowings and payables, are carried at amortized cost which is deemed to be equal to fair value. When a market price is not readily available and there is insignificant interest rate exposure and credit spreads affecting the value, the carrying value is considered to represent a reasonable estimate of fair value.

Market price risk in own shares and other listed equity investments

Risk related to the Company’s own share price

The Company is exposed to fluctuations in its own share price through stock purchase plans for employees and synthetic share-based compensations to the Board of Directors

Stock purchase plans for employees

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

Offsetting financial assets and liabilities

As required by IFRS, the Company has off set financial instruments under ISDA agreements. The related assets amounted to SEK 2.9 (5.2) billion, prior to offsetting of SEK 1.4 (3.1) billion, with a net amount of SEK 1.5 (2.1) billion recognized in the balance sheet. The related liabilities amounted to SEK 5.5 (4.4) billion, prior to offsetting of SEK 1.4 (3.1) billion, with a net amount of SEK 4.1 (1.3) billion recognized in the balance sheet.

Financial instruments, book value

SEK billion	Customer finance	Trade receivables	Short- term invest- ments	Cash equiva- lents	Borrowings	Trade payables	Other financial assets	Other current receiv- ables	Other current liabilities	2014	2013
Note	C14	C14			C19	C22	C12	C15	C21
Assets at fair value through profit or loss	—	—	31.2	8.9	—	—	0.6	1.0	–4.1	37.6	46.9
Loans and receivables	4.2	77.9	—	2.4	—	—	5.3	—	—	89.8	81.9
Financial liabilities at amortized cost	—	—	—	—	–24.1	–24.5	—	—	—	–48.6	–50.0

Total	4.2	77.9	31.2	11.3	–24.1	–24.5	5.9	1.0	–4.1	78.8	78.8

Ericsson Annual Report on Form 20-F 2014

C21    Other current liabilities

Other current liabilities

	2014	2013
Income tax liabilities	3,225	2,805
Advances from customers	10,076	5,471
Accrued interest	212	208
Accrued expenses	35,805	32,810
Of which employee-related	13,762	11,532
Of which supplier-related	13,863	11,478
Of which other1)	8,180	9,800
Deferred revenues	11,057	9,887
Derivatives with a negative value2)	4,118	1,323
Other3)	5,352	5,810

Total	69,845	58,314

1)	Major balance relates to accrued expenses for customer projects.
2)	See Note C20, “Financial risk management and financial instruments.”
3)	Includes items such as VAT and withholding tax payables and other payroll deductions, and liabilities for goods received where the related invoice has not yet been received.

C22    Trade payables

Trade payables

	2014	2013
Payables to associated companies	288	333
Other	24,185	20,169

Total	24,473	20,502

C23    Assets pledged as collateral

Assets pledged as collateral

	2014	2013
Chattel mortgages1)	2,222	2,177
Bank deposits	303	379

Total	2,525	2,556

1)	See also Note C17, “Post-Employment benefits.”

C24    Contingent liabilities

Contingent liabilities

	2014	2013
Contingent liabilities	737	657

Total	737	657

Contingent liabilities assumed by Ericsson include guarantees of loans to other companies of SEK 25 (23) million. Ericsson has SEK 33 (37) million issued to guarantee the performance of a third party.

All ongoing legal and tax proceedings have been evaluated, their potential economic outflows and probability estimated and necessary provisions made. In Note C2, “Critical Accounting Estimates and Judgments.” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Financial guarantees for third parties amounted to SEK 81 (116) million as of December 31, 2014. The maturity date for the majority of the issued guarantees occurs in 2018 at the latest.

C25    Statement of cash flows

Interest paid in 2014 was SEK 1,120 million (SEK 1,233 million in 2013 and SEK 1,650 million in 2012) and interest received in 2014 was SEK 1,369 million (SEK 1,266 million in 2013 and SEK 1,883 million in 2012). Taxes paid, including withholding tax, were SEK 6,114 million in 2014 (SEK 6,537 million in 2013 and SEK 5,750 million in 2012).

Cash and cash equivalents include cash of SEK 29,650 (28,618) million and temporary investments of SEK 11,338 (13,477) million. For more information regarding the disposition of cash and cash equivalents and unutilized credit commitments, see Note C20, “Financial risk management and financial instruments.”

Cash and cash equivalents as of December 31, 2014, include SEK 5.4 billion (4.9) in countries where there exist significant cross-border conversion restrictions due to hard currency shortage or strict government controls. This amount is therefore not considered available for general use by the Parent Company.

Ericsson Annual Report on Form 20-F 2014

Adjustments to reconcile net income to cash

	2014	2013	2012
Property, plant and equipment
Depreciation	4,329	4,227	4,052
Impairment losses/reversals of impairments	–13	–18	–40

Total	4,316	4,209	4,012
Intangible assets
Amortization
Capitalized development expenses	1,270	1,407	1,058
Intellectual Property Rights, brands and other intangible assets	4,328	4,521	4,436

Total amortization	5,598	5,928	5,494
Impairments
Capitalized development expenses	31	—	266
Intellectual Property Rights, brands and other intangible assets		—	117

Total	5,629	5,928	5,877

Total depreciation, amortization and impairment losses on property, plant and equipment and intangible assets	9,945	10,137	9,889
Taxes	–1,235	–1,323	–1,140
Dividends from joint ventures/associated companies1)	249	128	133
Undistributed earnings in joint ventures/associated companies1)	56	130	11,636
Gains/losses on sales of investments and operations, intangible assets and PP&E, net2)	128	976	–8,087
Other non-cash items3)	2,057	–220	646

Total adjustments to reconcile net income to cash	11,200	9,828	13,077

1)	See Note C12, “Financial assets, non-current.”
2)	See Note C26, “Business combinations.”
3)	Refers mainly to unrealized foreign exchange, gains/losses on financial instruments.

Acquisitions/divestments of subsidiaries and other operations

	Acquisitions	Divestments
2014
Cash flow from business combinations1)	–4,410	42
Acquisitions/divestments of other investments	–32	6

Total	–4,442	48
2013
Cash flow from business combinations1)	–3,054	448
Acquisitions/divestments of other investments	–93	17

Total	–3,147	465
2012
Cash flow from business combinations1)	–11,575	9,502
Acquisitions/divestments of other investments	46	–50

Total	–11,529	9,452

1)	See also Note C26, “Business combinations.”

C26    Business combinations

Acquisitions and divestments

Acquisitions

Acquisitions 2012–2014

	2014	2013	2012
Total consideration, including cash	4,767	3,176	12,564	1)
Acquisition-related costs2)	50	101	150
Net assets acquired
Cash and cash equivalents	407	223	1,139
Property, plant and equipment	427	597	480
Intangible assets	2,540	1,551	6,672
Investments in joint ventures and associated companies	—	—	—
Other assets	817	850	2,105
Provisions, including post-employment benefits	–288	–463	714
Other liabilities	–1,150	–1,705	–3,214

Total identifiable net assets	2,753	1,053	7,896
Operating expenses	—	410	—
Non-controlling interest	—	67	375
Goodwill	2,014	1,646	4,293

Total	4,767	3,176	12,564

1)	The cash transaction includes payment of external loan of SEK 6.2 billion and investment in subsidiary of SEK 2.5 billion.
2)	Acquisition-related costs are included in Selling and administrative expenses in the consolidated income statement.

In 2014, Ericsson made acquisitions with a negative cash flow effect amounting to SEK 4,410 (3,054) million. The acquisitions presented below are not material but the Company gives the information to provide the reader a summarized view of the content of the acquisitions made. The acquisitions consist primarily of:

•

Apcera: On October 10, 2014, the Company acquired a majority stake of the shares in Apcera, a U.S.- based enterprise services company and creator of Continuum™- a next-generation platform as-a-service (PaaS). The move strengthens Ericsson’s position in the cloud market by extending the company’s network approach into operator and enterprise cloud. The amounts recognized in the financial statements for the business combination are preliminary.

•

Azuki: On February 14, 2014, the Company acquired 100% of the shares in Massachusetts-based Azuki Systems, Inc., a provider of TV Anywhere delivery platforms for service providers, content owners and broadcasters. Azuki Systems extends Ericsson’s leading TV and media portfolio which includes the recent addition of Mediaroom from Microsoft. Through the acquisition, Ericsson will accelerate the availability of new and compelling viewing experiences across a variety of devices and screens. In addition, Ericsson will gain additional key functionality related to the deployment of TV Anywhere services, including adaptive bit rate and content protection technologies. The amounts recognized in the financial statements for the business combination are final.

•

Fabrix: On October 8, 2014, the Company acquired 100% of the shares in Fabrix Systems, a leading provider of cloud storage, computing and network delivery for video applications that today power some of the most advanced cable and telecom cloud DVR deployments. Fabrix Systems further extends Ericsson’s leading TV and media portfolio with a cloud based scale out storage and computing platform focused on providing a simple, tightly integrated solution optimized for media storage, processing and delivery applications such as cloud DVR and video-on-demand (VOD) expansion. The approach takes advantage of the latest advances in clustered storage; grid computing; virtualization and video processing technologies enabling a wide range of applications. The amounts recognized in the financial statements for the business combination are preliminary.

Ericsson Annual Report on Form 20-F 2014

•

MetraTech: On September 15, 2014, the Company acquired assets from US-based MetraTech Corp., a provider of metadata-based billing, commerce and settlement solutions uniquely adaptable to multiple business models and industries. The acquisition includes all 140 employees and contractors comprising a team of highly-skilled software experts. It will further build upon Ericsson’s expertise in billing and expands its geographic presence in the US. The deal was structured as an asset deal. The amounts recognized in the financial statements for the business combination are preliminary.

•

Red Bee Media: On May 9, 2014, the Company acquired 100% of the shares in Red Bee Media, a leading media services company headquartered in the UK. Ericsson looks forward to working with Red Bee Media’s extensive list of high-profile broadcast services customers, including the BBC, BSkyB, BT Sport, Canal Digital, Channel 4, EE, UKTV, UPC, Virgin Media, and many more. In addition, Ericsson has gained 1,500 highly skilled employees as well as media services and operations facilities in the UK, France, Germany, Spain and Australia. This will further strengthen Ericsson’s broadcast services business. The amounts recognized in the financial statements for the business combination are final.

In order to finalize a purchase price allocation all relevant information needs to be in place. Examples of such information are final consideration and final opening balances, which may remain preliminary for a period of time due to for example adjustments of working capital, tax items or decisions from local authorities.

Divestments

Divestments 2012–2014

	2014	2013	2012
Proceeds	42	655	9,502
Net assets disposed of
Property, plant and equipment	—	297	—
Investments in joint ventures and associated companies	32	—	1,353
Other assets	46	1,326	296
Other liabilities	—	–127	–483

	78	1,496	1,166
Net gains/losses from divestments	–36	–841	8,336
Less Cash and cash equivalents	—	–207	—

Cash flow effect	42	448	9,502

In 2014, the Company made some minor divestments with a cash flow effect amounting to SEK 42 (448) million.

Acquisitions 2012–2014

Company	Description	Transaction date

Apcera	The acquisition of a majority stake in Apcera strengthens Ericsson’s position in enterprise cloud.	Oct 2014

Fabrix	The acquisition of Fabrix Systems extends Ericsson’s overall leadership position in TV & Media.	Oct 2014

MetraTech	The acquisition of MetraTech accelerates Ericsson’s cloud and enterprise billing capabilities within BSS.	Sep 2014

Red Bee Media	A leading media services company headquartered in the UK with an extensive list of high-profile broadcast services customers.	May 2014

Azuki	A provider of TV Anywhere delivery platforms for service providers, content owners and broadcasters.	Feb 2014

Airvana	A Massachusetts-based company and supplier of EVDO software to Ericsson.	Sep 2013

Mediaroom	The leading platform for video distribution deployed with the world’s largest IPTV operators.	Sep 2013

Telcocell	A consulting and systems integration company specializing in Business Support Systems (BSS).	Sep 2013

Modems	Ericsson has taken on the design, development and sales of the LTE multimode thin modem solutions, including 2G, 3G and 4G interoperability.	Aug 2013

Devoteam	A leader in Information and Communications Technology consulting with 5,000 employees in Europe, the Middle East and Africa.	Apr 2013

ConceptWave	A Canadian OSS and BSS company.	Sep 2012

Technicolor	A technology company in the media and entertainment sector.	Jul 2012

BelAir	A telecom-grade Wi-Fi company based in Canada.	Apr 2012

Ericsson-LG	Increase of ownership from 50% plus one share, to 75%.	Mar 2012

Telcordia	A US company developing software and services for OSS and BSS.	Jan 2012

Divestments 2012–2014

Company	Description	Transaction date
Telecom cable business	Divestment of the telecom cable business in Hudiksvall, Sweden, to Hexatronic. It resulted in a loss of SEK –0.5 billion.	Dec 2013

Power cables operation	Divestment of the power cables operation to NKT Cables. The transaction resulted in a loss of SEK –0.1 billion.	Jul 2013

Applied Communication Sciences	Sale of Applied Communication Sciences (ACS), the former research and engineering arm of Telcordia Technologies. This resulted in a loss of SEK –0.3 billion.	May 2013

IPX	Sale of IPX to Gemalto, with a positive cash flow effect of SEK 260 million.	Sep 2012

EDA 1500 GPON	Capital asset sale of EDA 1500 GPON portfolio with a positive cash flow effect of SEK 80 million.	Aug 2012

Sony Ericsson	Sale of the Company’s share in Sony Ericsson (50%) to Sony, with a positive cash flow effect of SEK 9.1 billion.	Feb 2012

Ericsson Annual Report on Form 20-F 2014

C27    Leasing

Leasing with the Company as lessee

Assets under finance leases, recorded as property, plant and equipment, consist of:

Finance leases

	2014	2013
Cost
Real estate	650	1,774
Machinery	—	3

	650	1,777
Accumulated depreciation
Real estate	–212	–610
Machinery	—	–3

	–212	–613
Accumulated impairment losses
Real estate	—	–25

	—	–25

Net carrying value	438	1,139

As of December 31, 2014, future minimum lease payment obligations were distributed as follows:

Future minimum lease payment obligations

	Finance leases	Operating leases
2015	71	2,352
2016	69	1,931
2017	68	1,355
2018	67	1,035
2019	67	878
2020 and later	516	3,924

Total	858	11,475
Future finance charges1)	–256	n/a

Present value of finance lease liabilities	602	n/a

1)	Average effective interest rate on lease payables is 8.20%.

Expenses in 2014 for leasing of assets were SEK 2,662 (2,517) million, of which variable expenses comprised SEK 19 (18) million. The leasing contracts vary in length from 1 to 24 years.

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

Leases with the Company as lessor

Leasing income relates to subleasing of real estate as well as equipment provided to customers under leasing arrangements. These leasing contracts vary in length from 1 to 17 years.

At December 31, 2014, future minimum payment receivables were distributed as follows:

Future minimum payment receivables

	Finance leases	Operating leases
2015	26	30
2016	27	16
2017	1	15
2018	1	6
2019	—	0
2020 and later	—	2

Total	55	69
Unearned financial income	n/a	n/a
Uncollectible lease payments	n/a	n/a

Net investments in financial leases	n/a	n/a

Leasing income in 2014 was SEK 74 (165) million.

Ericsson Annual Report on Form 20-F 2014

C28    Information regarding members of the Board of Directors, the Group management and employees

Remuneration to the Board of Directors

Remuneration to members of the Board of Directors

SEK	Board fees	Number of synthetic shares/ portion of Board fee	Value at grant date of synthetic shares allocated in 2014 A	Number of previously allocated synthetic shares outstanding		Net change in value of synthetic shares1) B		Committee fees	Total fees paid in cash2) C		Total remuneration 2014 (A+B+C)
Board member
Leif Johansson	3,975,000	0/0%	—	—		—		400,000	4,375,000	3)	4,375,000
Sverker Martin–Löf	950,000	0/0%	—	—		—		175,000	1,125,000	4)	1,125,000
Jacob Wallenberg	950,000	2,976/25%	237,455	12,050		301,555		175,000	887,500		1,426,510
Roxanne S. Austin	950,000	2,976/25%	237,455	23,147		673,905		175,000	887,500		1,798,860
Sir Peter L. Bonfield	950,000	0/0%	—	7,944		217,687		250,000	1,200,000		1,417,687
Nora Denzel	950,000	2,976/25%	237,455	—		43,331		—	712,500		993,286
Börje Ekholm	950,000	8,929/75%	712,445	32,249		941,756		175,000	412,500		2,066,701
Alexander Izosimov	950,000	2,976/25%	237,455	6,296		171,613		—	712,500	5)	1,121,568
Ulf J. Johansson	950,000	0/0%	—	6,571		263,274		350,000	1,300,000	6)	1,563,274
Kristin Skogen Lund	950,000	2,976/25%	237,455	2,804		96,186		—	712,500		1,046,141
Hans Vestberg	—	—	—	—		—		—	—		—
Pär Östberg	950,000	0/0%	—	—		—		250,000	1,200,000		1,200,000
Employee Representatives
Pehr Claesson	13,500	—	—	—		—		—	13,500		13,500
Kristina Davidsson	13,500	—	—	—		—		—	13.500		13,500
Karin Åberg	13,500	—	—	—		—		—	13,500		13,500
Rickard Fredriksson	13,500	—	—	—		—		—	13,500		13,500
Karin Lennartsson	12,000	—	—	—		—		—	12,000		12,000
Roger Svensson	10,500	—	—	—		—		—	10,500		10,500

Total	13,551,500	23,809	1,899,720	91,061		2,709,307		1,950,000	13,601,500		18,210,527	7)

Total	13,551,500	23,809	1,899,720	99,966	8)	3,000,694	8)9)	1,950,000	13,601,500		18,501,914	7)

1)	The difference in value as of the time for payment, compared to December 31, 2013, for synthetic shares allocated in 2009 (for which payment was made in 2014).

The difference in value as of December 31, 2014, compared to December 31, 2013, for synthetic shares allocated in 2010, 2011, 2012 and 2013. Calculated on a share price of SEK 94.35.

The difference in value as of December 31, 2014, compared to grant date for synthetic shares allocated in 2014.

The value of synthetic shares allocated in 2010, 2011, 2012 and 2013 includes respectively SEK 2.25, SEK 2.50, SEK 2.75 and SEK 3.00 per share in compensation for dividends resolved by the Annual General Meetings 2011, 2012, 2013 and 2014 and the value of the synthetic shares allocated in 2009 includes dividend compensation for dividends resolved in 2010, 2011, 2012 and 2013.

2)	Committee fee and cash portion of the Board fee.
3)	In addition, an amount corresponding to statutory social charges in respect of the part of the fee that has been invoiced through a company was paid, amounting to SEK 1,374,625.
4)	In addition, an amount corresponding to statutory social charges in respect of the part of the fee that has been invoiced through a company was paid, amounting to SEK 114,863.
5)	In addition, an amount corresponding to statutory social charges in respect of the part of the fee that has been invoiced through a company was paid, amounting to SEK 223,868.
6)	In addition, an amount corresponding to statutory social charges in respect of the part of the fee that has been invoiced through a company was paid, amounting to SEK 132,730.
7)	Excluding social security charges to the amount of SEK 4,942,427.
8)	Including synthetic shares previously allocated to the former Director Nancy McKinstry.
9)	Including synthetic shares previously allocated to the former Director Michelangelo Volpi, where the difference in value is the difference as of the time for payment, compared to December 31, 2013.

Comments to the table

•	The Chairman of the Board was entitled to a Board fee of SEK 3,975,000 and a fee of SEK 200,000 for each Board Committee on which he served as Chairman.

•

The other Directors elected by the Annual General Meeting were entitled to a fee of SEK 950,000 each. In addition, the Chairman of the Audit Committee was entitled to a fee of SEK 350,000 and the other non-employee members of the Audit Committee were entitled to a fee of SEK 250,000 each. The Chairmen of the Finance and Remuneration Committees were entitled to a fee of SEK 200,000 each and the other non-employee members of the Finance and the Remuneration Committees were entitled to a fee of SEK 175,000 each.

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

•

Board members invoicing for the amount of the Board and Committee fee through a company may add to the invoice an amount corresponding to social charges. The social charges thus included in the invoiced amount are not higher than the general payroll tax that would otherwise have been paid by the Company. The entire amount, i.e., the cash portion of the Board fee and the Committee fee, including social charges, constitutes the invoiced Board fee.

•

The Annual General Meeting 2014 resolved that non-employee Directors may choose to receive the Board fee (i.e., exclusive of Committee fee) as follows: i) 25% of the Board fee in cash and 75% in the form of synthetic shares, with a value corresponding to 75% of the Board fee at the time of allocation, ii) 50% in cash and 50% in the form of synthetic shares, or iii) 75% in cash and 25% in the form of synthetic shares. Directors may also choose not to participate in the synthetic share program and receive 100% of the Board fee in cash. Committee fees are always paid in cash.

Ericsson Annual Report on Form 20-F 2014

The number of synthetic shares allocated is based on a volume-weighted average of the market price of Ericsson Class B shares on Nasdaq Stockholm during the five trading days immediately following the publication of Ericsson’s interim report for the first quarter 2014: SEK 79.79. The number of synthetic shares is rounded down to the nearest whole number of shares.

The synthetic shares are vested during the Directors’ term of office and the right to receive payment with regard to the allocated synthetic shares occurs after the publication of the Company’s year-end financial statement during the fifth year following the Annual General Meeting which resolved on the synthetic share program, i.e., in 2019. The amount payable shall be determined based on the volume-weighted average price for shares of Class B during the five trading days immediately following the publication of the year-end financial statement.

Synthetic shares were allocated to members of the Board for the first time in 2008 and have been allocated annually since then on equal terms and conditions. Payment based on synthetic shares allocated in 2009 occurred in 2014. In 2014, advance payment was also made to the former Director Michelangelo Volpi with respect to his synthetic shares, all in accordance with the terms and conditions for the synthetic shares. The amounts paid in 2014 under the synthetic share programs were determined based on the volume-weighed average price for shares of Class B on Nasdaq Stockholm during the five trading days immediately following the publication of the year-end financial statements for 2013: SEK 80.06 and totalled SEK 3,302,811, excluding social security charges. The payments made do not constitute a cost for the Company in 2014. The Company’s costs for the synthetic shares have been disclosed each year and the net change in value of the synthetic shares for which payment was made in 2014, is disclosed in the table “Remuneration to members of the Board of Directors” on page 88.

The value of all outstanding synthetic shares fluctuates in line with the market value of Ericsson’s Class B share and may differ from year to year compared to the original value on their respective grant dates. The change in value of the outstanding synthetic shares is established each year and affects the total recognized costs that year. As of December 31, 2014, the total outstanding number of synthetic shares under the programs is 123,775 and the total accounted debt is SEK 12,380,400 (including synthetic shares previously allocated to the former Director Nancy McKinstry).

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

Remuneration costs

The total remuneration to the President and CEO and to other members of the Group management, consisting of the Executive Leadership Team (ELT), includes fixed salary, short-term and long-term variable compensation, pension and other benefits. These remuneration elements are based on the guidelines for remuneration to Group management as approved by the Annual General Meeting held in 2014: see the approved guidelines in section “Guidelines for remuneration to Group management 2014.”

Remuneration costs for the President and CEO and other members of Executive Leadership Team (ELT)

SEK	The President and CEO 2014	The President and CEO 2013	Other members of ELT 2014	Other members of ELT 2013	Total 2014	Total 2013
Salary	13,617,013	13,177,080	87,958,871	90,320,536	101,575,884	103,497,616
Cost for annual variable remuneration earned 2014 to be paid 2015	13,342,079	3,256,151	38,584,082	22,880,144	51,926,161	26,136,295
Long-term variable compensation provision	6,733,294	8,184,603	8,644,039	9,066,127	15,377,333	17,250,731
Pension costs	8,909,314	6,847,596	26,308,223	22,971,876	35,217,537	29,819,473
Other benefits	72,188	68,704	6,315,568	5,370,876	6,387,757	5,439,579
Social charges and taxes	12,750,392	9,368,485	26,880,902	26,838,704	39,631,293	36,207,190

Total	55,424,281	40,902,620	194,691,685	177,448,263	250,115,966	218,350,883

Comments to the table

•

During 2014, there were three Executive Vice Presidents, who have been appointed by the Board of Directors. None of them has acted as deputy to the President and CEO during the year. The Executive Vice Presidents are included in the group “Other members of ELT.”

•

The group “Other members of ELT” comprises the following persons: Per Borgklint, Bina Chaurasia, Ulf Ewaldsson, Jan Frykhammar, Douglas L. Gilstrap (left Ericsson August 1), Nina Macpherson, Magnus Mandersson, Helena Norrman, Mats H. Olsson, Rima Qureshi, Angel Ruiz, Anders Thulin, Johan Wibergh and Jan Wäreby.

•	The salary stated in the table for the President and CEO and other members of the ELT includes vacation pay paid during 2014 as well as other contracted compensation expensed in 2014.

•	“Long-term variable compensation provision” refers to the compensation costs during 2014 for all outstanding share-based plans.

•	For a description of compensation cost, including accounting treatment, see Note C1, “Significant accounting policies,” section Share-based compensation to employees and the Board of Directors.

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

Outstanding balances

The Company has recognized the following liabilities relating to unpaid remunerations in the Balance sheet:

•

Ericsson’s commitments for defined benefit based pensions as of December 31, 2014 under IAS 19 amounted to SEK 7,610,562 for the President and CEO which includes ITP plan and early retirement. For other members of the ELT the Company’s commitments amounted to SEK 36,220,736 of which SEK 33,456,584 refers to the ITP plan, Ericsson US Pension Plan and early retirement and the remaining SEK 2,764,152 to survivor’s pensions.

•	For previous Presidents and CEOs, the Company has made provisions for defined benefit pension plans in connection with their active service periods within the Company.

•	Deferred salary, earned in 2014 or earlier, to be paid 12 months after period end or later, amounts to SEK 12,263,575.

Ericsson Annual Report on Form 20-F 2014

Maximum outstanding matching rights

As of December 31, 2014 Number of Class B shares	The President and CEO	Other members of the ELT
Stock Purchase Plans 2011-2014 Executive Performance Stock Plans 2011-2014	268,462	354,218

Comments to the table

•	For the definition of matching rights, see the description in section “Long-term variable compensation.”

•	Matching result of 22.2% is included for the 2011 plan.

•	Cash conversion target for 2012, 2013 and 2014 was reached.

•	During 2014, the President and CEO received 178,918 matching shares and other members of the ELT 177,339 matching shares.

Guidelines for remuneration to Group management 2014

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

Long-Term Variable compensation

The Stock Purchase Plan

The Stock Purchase Plan is designed to offer an incentive for all employees to participate in the Company where practicable, which is consistent with industry practice and with Ericsson’s ways of working. For the 2014 plan, employees are able to save up to 7.5% of their gross fixed salary (The President and CEO can save up to 10% of their gross fixed salary and short-term variable remuneration) for purchase of Class B contribution shares at market price on Nasdaq Stockholm or American Depositary Shares (ADSs) on NASDAQ New York (contribution shares) during a 12-month period (contribution period). If the contribution shares are retained by the employee for three years after the investment and their employment with the Ericsson Group continues during that time, the employee’s shares will be matched with a corresponding number of Class B shares or ADSs free of consideration. Employees in 102 countries participate in the plans.

The table below shows the contribution periods and participation details for ongoing plans as of December 31, 2014.

Stock purchase plans

Plan	Contribution period	Number of participants at launch	Take-up rate–percent of eligible employees
Stock Purchase plan 2011	August 2011–July 2012	24,000	30%
Stock Purchase plan 2012	August 2012–July 2013	27,000	28%
Stock Purchase plan 2013	August 2013–July 2014	29,000	29%
Stock Purchase plan 2014	August 2014–July 2015	32,000	30%

Participants save each month, beginning with the August payroll, towards quarterly investments. These investments (in November, February, May and August) are matched on the third anniversary of each such investment, subject to continued employment, and hence the matching spans over two financial years and two tax years.

The Key Contributor Retention Plan

The Key Contributor Retention Plan is part of Ericsson’s talent management strategy and is designed to give recognition for performance, critical skills and potential as well as to encourage retention of key employees. Under the program, up to 10% of employees (2014 plan: up to 10,000 employees) are selected through a nomination process that identifies individuals according to performance, critical skills and potential. Participants selected obtain one extra matching share in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan during a 12-month period.

Executive Performance Stock Plans

	Executive Performance Stock Plan
	2014	20131)	2012	2011	2010
Matching share vesting range2)	0.67 to 4	0.67 to 4	0.67 to 4	0.67 to 4	0.67 to 4
	1 to 6	1 to 6	1 to 6	1 to 6	1 to 6
	1.5 to 9	1.5 to 9	1.5 to 9	1.5 to 9	1.5 to 9
Maximum opportunity as percentage of fixed salary3)	30%	30%	30%	30%	30%
	45%	45%	45%	45%	45%
	162%	162%	162%	162%	162%

1)	Targets for Executive Performance Stock Plans 2012 to 2014 are described in the next table.
2)	Corresponding to EPS range (no Performance Share Plan matching below this range). Matching shares per contribution share invested in addition to Stock Purchase Plan matching according to program of up to 4, 6 or 9 matching shares.
3)	At full investment, full vesting and constant share price. Excludes Stock Purchase Plan matching.

Ericsson Annual Report on Form 20-F 2014

Executive Performance Stock Plan targets

	Base year value SEK billion	Year 1		Year 2		Year 3
2014
Growth (Net sales growth)1)	225.3		Compound annual growth rate of 2–8%
Margin (Operating income growth)1)	15.7		Compound annual growth rate of 5–15%
Cash Flow (Cash conversion)	—	≥	70%	≥	70%	≥	70%
2013
Growth (Net sales growth)	227.8		Compound annual growth rate of 2–8%
Margin (Operating income growth)2)	18.5		Compound annual growth rate of 5–15%
Cash Flow (Cash conversion)	—	≥	70%	≥	70%	≥	70%
2012
Growth (Net sales growth)	226.9		Compound annual growth rate of 2–8%
Margin (Operating income growth)	17.9		Compound annual growth rate of 5–15%
Cash Flow (Cash conversion)	—	≥	70%	≥	70%	≥	70%

1)	Base year 2013 has been adjusted for the impact of the Samsung IPR agreement.
2)	Base year 2012 excludes a non-cash charge for ST-Ericsson.

The Executive Performance Stock Plan

The Executive Performance Stock Plan is designed to focus management on driving earnings and provide competitive remuneration. Senior managers, including ELT, are selected to obtain up to four or six extra shares (performance matching shares) in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan. Up to 0.5% of employees (2014 plan: up to 450 executives) are offered participation in the plan. The President and CEO can save up to 10% of gross fixed salary and short-term variable compensation, and may obtain up to nine performance-matching shares in addition to the Stock Purchase Plan matching share for each contribution share.

The performance targets changed from EPS targets to targets linked to the business strategy as from 2011. To support the long-term strategy and value creation of the company, performance targets are linked to growth on Net Sales, Operating Income and Cash Conversion.

The tables above show ongoing Executive Performance Stock Plans as of December 31, 2014.

Shares for all plans

		Stock Purchase Plan, Key Contributor Retention Plan and Executive Performance Stock Plans
Plan (million shares)		2014		2013		2012		2011		2010		Total
Originally designated	A	22.8		26.6		26.2		19.4		19.4		114.4
Outstanding beginning of 2014	B	0.0		3.2		12.5		12.4		6.0		34.1
Awarded during 2014	C	3.6		9.8		—		—		—		13.4
Exercised/matched during 2014	D	0.0		0.2		0.4		2.8		6.0		9.4
Forfeited/expired during 2014	E	0.0		0.4		0.4		1.7		0.0		2.5
Outstanding end of 20141)	F=B+C–D–E	3.6		12.4		11.7		7.9		0.0		35.6
Compensation costs charged during 2014 (SEK million)	G	10	2)	219	2)	241	2)	195	2)	52	2)	717	2)

1)	Shares under the Executive Performance Stock Plans were based on the fact that the 2010 plan was fully vested and that the 2011 plan vested for 22% and lapsed for 78%. For the other ongoing plans, cost is estimated.
2)	Fair value is calculated as the share price on the investment date, reduced by the net present value of the dividend expectations during the three-year vesting period. Net present value calculations are based on data from external party. Fair value is also adjusted for participants failing to keep hold of their contribution shares during the vesting period. For shares under the Executive Performance Stock Plans, the company makes a forecast for the fulfillment of the financial targets for all ongoing plans except for 2009 and 2010 plans as disclosed under 1) when calculating the compensation cost. Fair value of the Class B share at each investment date during 2014 was: February 15 SEK 72.37, May 15 SEK 71.98, August 15 SEK 74.07 and November 15 SEK 79.39.
3)	Total compensation costs charged during 2013: SEK 388 million, 2012: SEK 405 million.

Shares for all plans

All plans are funded with treasury stock and are equity settled. Treasury stock for all plans has been issued in directed cash issues of Class C shares at the quotient value and purchased under a public offering at the subscription price plus a premium corresponding to the subscribers’ financing costs, and then converted to Class B shares.

For all plans, additional shares have been allocated for financing of social security expenses. Treasury stock is sold on the Nasdaq Stockholm to cover social security payments when arising due to matching of shares. During 2014, 1,129,800 shares were sold at an average price of SEK 85.49. Sales of shares are recognized directly in equity.

If, as of December 31, 2014, all shares allocated for future matching under the Stock Purchase Plan were transferred, and shares designated to cover social security payments were disposed of as a result of the exercise and the matching, approximately 60 million Class B shares would be transferred, corresponding to 1.9% of the total number of shares outstanding, or 3,242 million not including treasury stock. As of December 31, 2014, 63 million Class B shares were held as treasury stock.

The table above shows how shares (representing matching rights but excluding shares for social security expenses) are being used for all outstanding plans. From up to down the table includes (A) the number of shares originally approved by the Annual General Meeting; (B) the number of originally designated shares that were outstanding at the beginning of 2014; (C) the number of shares awarded during 2014; (D) the number of shares matched during 2014; (E) the number of shares forfeited by participants or expired under the plan rules during 2014; and (F) the balance left as outstanding at the end of 2014, having added new awards to the shares outstanding at the beginning of the year and deducted the shares related to awards matched, forfeited and expired. The final row (G) shows the compensation costs charged to the accounts during 2014 for each plan, calculated as fair value in SEK.

For a description of compensation cost, including accounting treatment, see Note C1, “Significant accounting policies,” section Share-based compensation to employees and the Board of Directors.

Ericsson Annual Report on Form 20-F 2014

Employee numbers, wages and salaries

Employee numbers

Average number of employees

	2014			2013
	Women	Men	Total	Women	Men	Total
North America	3,173	12,228	15,401	3,234	12,060	15,294
Latin America	2,517	10,169	12,686	2,216	9,562	11,778
Northern Europe & Central Asia1)2)	5,312	15,159	20,471	5,523	15,519	21,042
Western & Central Europe2)	1,746	9,541	11,287	3,802	8,263	12,065
Mediterranean2)	2,899	10,053	12,952	2,865	9,793	12,658
Middle East	491	3,323	3,814	566	4,820	5,386
Sub-Saharan Africa	448	1,925	2,373	364	1,704	2,068
India	3,184	16,699	19,883	2,586	15,042	17,628
North East Asia	4,028	9,523	13,551	4,308	10,108	14,416
South East Asia & Oceania	1,211	3,527	4,738	1,061	3,234	4,295

Total	25,009	92,147	117,156	26,525	90,105	116,630
1) Of which in Sweden	3,944	12,584	16,528	4,118	12,972	17,090
2) Of which in EU	9,438	32,842	42,280	11,703	31,729	43,432

Number of employees by region at year-end

	2014	2013
North America	15,516	14,931
Latin America	11,066	11,445
Northern Europe & Central Asia1)2)	21,633	21,892
Western & Central Europe2)	12,617	11,530
Mediterranean2)	13,387	12,314
Middle East	3,858	3,752
Sub-Saharan Africa	2,406	2,084
India	19,971	17,622
North East Asia	13,464	14,503
South East Asia & Oceania	4,137	4,267

Total	118,055	114,340
1) Of which in Sweden	17,580	17,858
2) Of which in EU	45,202	43,421

Number of employees by gender and age at year-end 2014

	Women	Men	Percent of total
Under 25 years old	2,680	2,683	5%
25–35 years old	9,557	36,316	39%
36–45 years old	7,777	30,062	32%
46–55 years old	4,410	18,072	19%
Over 55 years old	1,399	5,099	5%

Percent of total	22%	78%	100%

Employee movements

	2014	2013
Head count at year-end	118,055	114,340
Employees who have left the Company	15,536	13,025
Employees who have joined the Company	19,251	17,110
Temporary employees	776	493

Employee wages and salaries

Wages and salaries and social security expenses

(SEK million)	2014	2013
Wages and salaries	58,006	48,533
Social security expenses	17,944	16,531
Of which pension costs	3,957	4,426

Amounts related to the President and CEO and the Executive Leadership Team are included.

Remuneration to Board members and Presidents in subsidiaries

(SEK million)	2014	2013
Salary and other remuneration	288	294
Of which annual variable remuneration	72	40
Pension costs	21	23

Board members, Presidents and Group management by gender at year end

	2014		2013
	Women	Men	Women	Men
Parent Company
Board members and President	30%	70%	25%	75%
Group Management	29%	71%	29%	71%
Subsidiaries
Board members and Presidents	30%	70%	27%	73%

Ericsson Annual Report on Form 20-F 2014

C29    Related party transactions

During 2014, various related party transactions were executed pursuant to contracts based on terms customary in the industry and negotiated on an arm’s length basis. For information regarding equity and Ericsson’s share of assets, liabilities and income in joint ventures and associated companies, see Note C12, “Financial assets, non-current.” For information regarding transactions with senior management, see Note C28, “Information regarding members of the Board of Directors, the Group management and employees.”

ST-Ericsson

ST-Ericsson was formed in 2009 as a joint venture, equally owned by Ericsson and STMicroelectronics. In early 2013 the parents agreed to split up and close the joint venture. The company ST-Ericsson is winding down and all business has been transferred to parents or divested during 2013. Ericsson has taken over assets and liabilities in the design, development and sales of the thin LTE multi-mode modem solution with a net value of SEK 1.1 billion. The acquired business was consolidated in the segment Modems in 2013. In 2014, the Company announced the discontinuation of further development of modems and the shift of approximately 500 employees to Networks research and development organization to pursue growth opportunities in the radio business.

During 2014 and 2013 Ericsson had no sales and purchases in the course of ordinary business, only transactions related to the winding down described above. Therefore, the descriptions below refer to the year 2012. The major transactions in 2012 were as follows:

•	Sales: Ericsson provides ST-Ericsson with services in the areas of R&D, HR, IT and facilities.

•	Purchases: A major part of Ericsson’s purchases from ST-Ericsson consists of chipsets and R&D services.

ST-Ericsson

	20141)	20131)	2012
Related party transactions
Sales	—	—	138
Purchases	—	—	634
Related party balances
Receivables	—	—	127
Liabilities	—	—	—

1)	See text above for further information.

Ericsson does not have any contingent liabilities, assets pledged as collateral or guarantees towards ST-Ericsson.

C30    Fees to Auditors

Fees to auditors

	PwC	Others	Total
2014
Audit fees	83	7	90
Audit-related fees	11	0	11
Tax fees	15	4	19
Other fees	18	1	19

Total	127	12	139
2013
Audit fees	75	7	82
Audit-related fees	12	—	12
Tax fees	12	3	15
Other fees	15	1	16

Total	114	11	125
2012
Audit fees	82	5	87
Audit-related fees	15	—	15
Tax fees	16	3	19
Other fees	10	10	20

Total	123	18	141

During the period 2012–2014, in addition to audit services, PwC provided certain audit-related services, tax and other services to the Company. The audit-related services include quarterly reviews, ISO audits, SSAE 16 reviews and services in connection with the issuing of certificates and opinions and consultation on financial accounting. The tax services include general expatriate services and corporate tax compliance work. Other services include, work related to acquisitions, operational effectiveness and assessments of internal control.

Audit fees to other auditors largely consist of local statutory audits.

C31    Contractual obligations

Contractual obligations 2014

	Payment due by period
SEK billion	<1 year	1–3 years	3–5 years	>5 years	Total
Long-term debt1)2)	0.5	6.0	1.1	15.5	23.1
Finance lease obligations3)	0.1	0.2	0.1	0.5	0.9
Operating leases3)	2.4	3.3	1.9	3.9	11.5
Other non-current liabilities	0.0	0.2	0.1	1.5	1.8
Purchase obligations4)	5.1				5.1
Trade payables	24.5	0.0	0.0	0.0	24.5
Commitments for customer finance5)	12.0	0.0	0.0	0.0	12.0

Total	44.6	9.7	3.2	21.4	78.9

1)	Including interest payments.
2)	See Note C19, “Financial risk management and financial instruments.”
3)	See Note C27, “Leasing.”
4)	The amounts of purchase obligations are gross, before deduction of any related provisions.
5)	See also Note C14, “Trade receivables and customer finance.”

For information about financial guarantees, see Note C24, “Contingent liabilities.”

Except for those transactions described in this report, the Company has not been a party to any material contracts over the past three years other than those entered into during the ordinary course of business.

C32    Events after the reporting period

Rockstar Consortium LLC (Rockstar) is a company that was formed in 2011 by Apple, Blackberry, Ericsson, Microsoft, and Sony to purchase approximately 4,000 patent assets out of the original about 6,000 from the Nortel bankruptcy estate. On December 23, 2014, it was agreed among the owners of Rockstar and RPX Corporation (RPXC) that RPX should purchase the remaining patents of Rockstar. The transaction occured in 2015 and the impact on income will not be material in 2015.

Ericsson Annual Report on Form 20-F 2014

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

Ericsson’s management assessed the effectiveness of Ericsson’s internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth in “Internal Control—Integrated Framework (2013)”, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management has concluded that, as of December 31, 2014, Ericsson’s internal control over financial reporting was effective at a reasonable assurance level.

Attestation report of registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, has been audited by Pricewaterhouse-Coopers AB, an independent registered public accounting firm. PricewaterhouseCoopers AB has issued an attestation report on Ericsson’s internal control over financial reporting, which appears on page 47.

Changes in internal control over financial reporting

During the period covered by the Annual Report 2014, there were no changes to the internal control over financial reporting that have materially affected, or are likely to materially affect, the internal control over financial reporting.

Ericsson Annual Report on Form 20-F 2014

RISK FACTORS

You should carefully consider all the information in this Annual Report and in particular the risks and uncertainties outlined below. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our business. Any of the factors described below, or any other risk factors discussed elsewhere in this report, could have a material negative effect on our business, revenues, operating and after-tax results, profit margins, financial condition, cash flow, liquidity, credit rating, market share, reputation, brand and/or our share price. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also materially adversely affect our business. Furthermore, our operating results may have a greater variability than in the past and we may have difficulties in accurately predicting future developments. See also “Forward-Looking Statements.”

Market, Technology and Business Risks

Challenging global economic conditions may adversely impact the demand and pricing for our products and services as well as limit our ability to grow.

Challenging global economic conditions and political unrest could have adverse, wide-ranging effects on demand for our products and for the products of our customers. Adverse global economic conditions and political unrest, could cause operators and other customers to postpone investments or initiate other cost-cutting initiatives to improve their financial position. This could result in significantly reduced expenditures for our products and services, including network infrastructure, in which case our operating results would suffer. If demand for our products and services were to fall in the future, we could experience material adverse effects on our revenues, cash flow, capital employed and value of our assets and we could incur operating losses. Furthermore, if demand is significantly weaker or more volatile than expected, our credit rating, borrowing opportunities and costs as well as the trading price of our shares could be adversely impacted. Should global economic conditions fail to improve, or worsen, other business risks we face could intensify and could also negatively impact the business prospects of operators and other customers. Some operators and other customers, in particular in markets with weak currencies, may incur borrowing difficulties and slower traffic development, which may negatively affect their investment plans and cause them to purchase less of our products and services. The potential adverse effects of an economic downturn include:

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

•

Changes in the value in our pension plan assets resulting from for example, adverse equity and credit market developments and/or increased pension liabilities resulting from, for example, lower discount rates. Such development may trigger additional pension trust capitalization needs affecting the company’s cash balance negatively

•	End user demand could also be adversely affected by reduced consumer spending on technology, changed operator pricing, security breaches and trust issues.

We may not be successful in implementing our strategy or in achieving improvements in our earnings.

There can be no assurance that we will be able to successfully implement our strategy to achieve future earnings, growth or create shareholder value. When deemed necessary, we undertake specific restructuring or cost-saving initiatives; however, there are no guarantees that such initiatives will be sufficient, successful or executed in time to deliver any improvements in our earnings.

The telecommunications industry fluctuates and is affected by many factors, including the economic environment, and decisions made by operators and other customers regarding their deployment of technology and their timing of purchases.

The telecommunications industry has experienced downturns in the past in which operators substantially reduced their capital spending on new equipment. While we expect the network service provider equipment market, telecommunications services market and ICT market to grow in the coming years, the uncertainty surrounding the global economic recovery may materially harm actual market conditions. Moreover, market conditions are subject to substantial fluctuation, and could vary geographically and across technologies. Even if global conditions improve, conditions in the specific industry segments in which we participate may be weaker than in other segments. In that case, our revenue and operating results may be adversely affected.

If capital expenditures by operators and other customers are weaker than we anticipate, our revenues, operating results and profitability may be adversely affected. The level of demand from operators and other customers who buy our products and services can change quickly and can vary over short periods of time, including from month to month. Due to the uncertainty and variations in the telecommunications industry, as well as in the ICT industry, accurately forecasting revenues, results, and cash flow remains difficult.

Sales volumes and gross margin levels are affected by the mix and order time of our products and services.

Our sales to operators and other customers represent a mix of equipment, software and services, which normally generate different gross margins. We sell our own products as well as third party products, which normally have lower margins than our own

Ericsson Annual Report on Form 20-F 2014

products. As a consequence, our reported gross margin in a specific period will be affected by the overall mix of products and services as well as the relative content of third party products. Further, network expansions and upgrades have much shorter lead times for delivery than initial network build outs. Orders for such network expansions and upgrades are normally placed at short notice by customers, often less than a month in advance, and consequently variations in demand are difficult to forecast. As a result, changes in our product and service mix and the short order time for certain of our products may affect our ability to accurately forecast sales and margins or detect in advance whether actual results will deviate from market consensus. Short-term variation could have a material adverse effect on our business, operating results, financial condition and cash flow.

We may not be able to properly respond to market trends in the industries in which we operate, including the ongoing convergence of the telecom, data and media industries, which may harm our market position relative to our competitors.

We are affected by market conditions and trends within the industries in which we operate, including the convergence of the telecom, data and media industries. Convergence is largely driven by technological development related to IP-based communications. This has changed the competitive landscape and affects our objective-setting, risk assessment and strategies. Competitors new to our business have entered and may continue to enter this new business context and negatively impact our market share in selected areas. If we fail to understand the market development, or fail to acquire the necessary competencies to develop and sell products, services and solutions that are competitive in this changing business environment, our business, operating results and financial condition will suffer.

Our business depends upon the continued growth of mobile communications and the acceptance of new services. If growth slows or new services do not succeed, operators’ investment in networks may slow or stop, harming our business and operating results.

A substantial portion of our business depends on the continued growth of mobile communications in terms of both the number of subscriptions and usage per subscriber, which in turn drives the continued deployment and expansion of network systems by our customers. If operators fail to increase the number of subscribers and/or usage does not increase, our business and operating results could be materially adversely affected. Also, if operators fail to monetize new services, fail to introduce new business models or experience a decline in operator revenues or profitability, their willingness to further invest in their network systems may decrease which will reduce their demand for our products and services and have an adverse effect on our business, operating results and financial condition.

Fixed and mobile networks converge and new technologies, such as IP and broadband, enable operators to deliver a range of new types of services in both fixed and mobile networks. We are dependent upon market acceptance of such services and the outcome of regulatory and standardization activities in this field, such as spectrum allocation. If delays in standardization, regulation, or market acceptance occur, this could adversely affect our business, operating results and financial condition.

We face intense competition from our existing competitors as well as new entrants, including IT companies entering the telecommunications market, and this could materially adversely affect our results.

The markets in which we operate are highly competitive in terms of price, functionality, service quality, customization, timing of development, and the introduction of new products and services. We face intense competition from significant competitors, many of which are very large, with substantial technological and financial resources and established relationships with operators. Further, certain competitors, Chinese companies in particular, have become relatively stronger in recent years. We also encounter increased competition from new market entrants and alternative technologies are evolving industry standards. In particular, we face competition from large IT companies entering the telecommunications market who benefit from economies of scale due to being active in several industries. We cannot assure that we will be able to compete successfully with these companies. Our competitors may implement new technologies before we do, offer more attractively priced or enhanced products, services or solutions, or they may offer other incentives that we do not provide. Some of our competitors may also have greater resources in certain business segments or geographic markets than we do. Increased competition could result in reduced profit margins, loss of market share, increased research and development costs as well as increased sales and marketing expenses, which could have a material adverse effect on our business, operating results, financial condition and market share. Traffic development on cellular networks could be affected if more traffic is offloaded to Wi-Fi networks. Further, alternative services provided over-the-top have profound effects on operator voice/ SMS revenues with possible reduced capital expenses consequences.

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

We derive most of our business from large, multi-year agreements with a limited number of significant customers. Many of these agreements are opened up on a yearly basis to renegotiate the price for our products and services and do not contain committed purchase volumes. Although no single customer represented more than 8% of our sales in 2014, our ten largest customers

Ericsson Annual Report on Form 20-F 2014

accounted for 47% of our sales in 2014. A loss of or a reduced role with a key customer could have a significant adverse impact on sales, profit and market share for an extended period.

In recent years, network operators have undergone significant consolidation, resulting in fewer operators with activities in several countries. This trend is expected to continue, and intra-country consolidation is likely to accelerate as a result of competitive pressure. A market with fewer and larger operators will increase our reliance on key customers and may negatively impact our bargaining position and profit margins. Moreover, if the combined companies operate in the same geographic market, networks may be shared and less network equipment and fewer associated services may be required. Network investments could be delayed by the consolidation process, which may include, among others, actions relating to merger or acquisition agreements, securing necessary regulatory approvals, or integration of businesses. Network operators also share parts of their network infrastructure through cooperation agreements rather than legal consolidations, which may adversely affect demand for network equipment. Accordingly, operator consolidation may have a material adverse effect on our business, operating results, market share and financial condition.

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

Operators increasingly outsource parts of their operations to reduce cost and focus on new services. To address this opportunity, we offer operators various services in which we manage their networks. The growth rate in the managed services market is difficult to forecast and each new contract carries a risk that transformation and integration of the operations will not be as fast or smooth as planned. Additionally, early contract margins are generally low and the mix of new and old contracts may negatively affect reported results in a given period. Contracts for such services normally cover several years and generate recurring revenues. However, contracts have been, and may in the future be, terminated or reduced in scope, which has negative impacts on sales and earnings. While we believe we have a strong position in the managed services market, competition in this area is increasing, which may have adverse effects on our future growth, business, operating results and profitability.

We depend upon the development of new products and enhancements to our existing products, and the success of our substantial research and development investments is uncertain.

Rapid technological and market changes in our industry require us to make significant investments in technological innovation. We invest significantly in new technology, products and solutions. In order for us to be successful, those technologies, products and solutions must be accepted by relevant standardization bodies and by the industry as a whole. The failure of our research and development efforts to be technically or commercially successful, could have adverse effects on our business, operating results and financial condition. If we invest in the development of technologies, products and solutions that do not function as expected, are not adopted by the industry, are not ready in time, or are not successful in the marketplace, our sales and earnings may materially suffer. Additionally, it is common for research and development projects to encounter delays due to unforeseen problems. Delays in production and research and development may increase the cost of research and development efforts and put us at a disadvantage against our competition. This could have a material adverse effect upon our business, operating results and financial condition.

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

Ericsson Annual Report on Form 20-F 2014

Additionally, our share of any losses from or commitments to contribute additional capital to such JV’s and partnerships may adversely affect our business, operating results, financial condition and cash flow.

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

Furthermore, our procurement of supplies requires us to predict future customer demands. If we fail to anticipate customer demand properly, an over or under supply of components and production capacity could occur. In many cases, some of our competitors utilize the same manufacturers and if they have purchased capacity ahead of us we could be blocked from acquiring the needed products. This factor could limit our ability to supply our customers and increase costs. At the same time, we commit to certain capacity levels or component quantities, which, if unused, will result in charges for unused capacity or scrapping costs. We are also exposed to financial counterpart risks to suppliers when we pay in advance for supplies. Such supply disruptions and cost increases may negatively affect our business, operating results and financial condition.

Product or service quality issues could lead to reduced revenue and gross margins and declining sales to existing and new customers.

Sales contracts normally include warranty undertakings for faulty products and often include provisions regarding penalties and/or termination rights in the event of a failure to deliver ordered products or services on time or with required quality. Although we undertake a number of quality assurance measures to reduce such risks, product quality or service performance issues may negatively affect our reputation, business, operating results and financial condition. If significant warranty obligations arise due to reliability or quality issues, our operating results and financial position could be negatively impacted by costs associated with fixing software or hardware defects, high service and warranty expenses, high inventory obsolescence expense, delays in collecting accounts receivable or declining sales to existing and new customers.

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

Moreover, we may not be able to detect unauthorized use or take appropriate and timely steps to establish and enforce our proprietary rights. In fact, existing legal systems of some countries in which we conduct business offer only limited protection of intellectual property rights, if at all. Our solutions may also require us to license technologies from third parties. It may be necessary in the future to seek or renew licenses and there can be no assurance that they would be available on acceptable terms, or at all. Moreover, the inclusion in our products of software or other intellectual property licensed from third parties on a non-exclusive basis could limit our ability to protect proprietary rights in our products. Many key aspects of telecommunications and data network technology are governed by industry-wide standards usable by all market participants. As the number of market entrants and the complexity of technology increases, the possibility of functional overlap and inadvertent infringement of intellectual property rights also increases. In addition to industry-wide standards, other key industry-wide software solutions are today developed by market participants as free and open source software. Contributing to the development of software developed as free and open source software may limit our ability to enforce applicable patents in the future. Third parties have asserted, and may assert in the future, claims, directly against us or against our customers, alleging infringement of their intellectual property rights. Defending such claims may be expensive, time-consuming and divert the efforts of our management and/or technical personnel. As a result of litigation, we could be required to pay damages and other compensation

Ericsson Annual Report on Form 20-F 2014

directly or to indemnify our customers for such damages and other compensation, develop non-infringing products/technology or enter into royalty or licensing agreements. However, we cannot be certain that such licenses will be available to us on commercially reasonable terms or at all, and such judgments could have a material adverse effect on our business, reputation, operating results and financial condition. Using free and open source software may allow third parties to further investigate our software due to the accessibility of source code. This may in turn make this software more prone to assertions from third parties.

Recent attention on licensing of patents necessary to conduct an open standard (e.g. 2G, 3G and 4G technology), investigations held by antitrust authorities and legislative change could potentially affect Ericsson’s ability to benefit from its patent portfolio in the area of such open standards, which could have a material adverse effect on our business, reputation, operating results and financial condition. Ericsson holds a leading patent portfolio in open standards and possible changes regarding such a portfolio may materially affect our reputation, business, operating results and financial condition.

We are involved in lawsuits and investigations which, if determined against us, could require us to pay substantial damages, fines and/or penalties.

In the normal course of our business we are involved in legal proceedings. These lawsuits include such matters as commercial disputes, claims regarding intellectual property, antitrust, tax and labor disputes. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on our business, operating results, financial condition and reputation.

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

Our business operations rely on complex operations and communications networks, which are vulnerable to damage or disturbance from a variety of sources. Having outsourced significant portions of our operations, such as IT, finance and HR operations, we depend on the performance of external companies, including their security and reliability measures. Regardless of protection measures, our systems and communications networks are susceptible to disruption due to failure, vandalism, computer viruses, security or privacy breaches, natural disasters, power outages and other events. We also have a concentration of operations on certain sites, including R&D, production, network operation centers, ICT centers and logistic centers and shared services centers, where business interruptions could cause material damage and costs. The delivery of goods from suppliers, and to customers, could also be hampered for the reasons stated above. Interruptions to our systems and communications may have an adverse effect on our operations and financial condition.

Cyber security incidents affecting our business may have a material adverse effect on our business, financial condition, reputation and brand.

Ericsson’s business operations involve areas that are particularly vulnerable to cyber security incidents such as data breaches, intrusions, espionage, know-how and data privacy infringements, leakage and general malfeasance. Examples of these areas include, among others, research and development, managed services, usage of cloud solutions, software development, lawful interception, product engineering, IT, finance and HR operations. Any cyber security incident including unintended use, involving our operations, product development, services, our third party providers or installed product base, could cause severe harm to Ericsson and could have a material adverse effect on our business, financial condition, reputation and brand.

Ericsson relies heavily on third parties to whom we have out-sourced significant aspects of our IT infrastructure, product development, engineering services, finance and HR operations. While we have taken precautions relating to the selection, integration and ongoing management of these third parties, any event or attack that is caused as a result of vulnerabilities in their operations or products supplied to us could have a material adverse effect upon Ericsson, our business, financial condition, reputation and brand, potentially slowing operations, leaking valuable intellectual property or sensitive information or damaging our products which have been installed in our customers’ networks.

We must continue to attract and retain highly qualified employees to remain competitive.

We believe that our future success largely depends on our continued ability to hire, develop, motivate and retain engineers and other qualified personnel needed to develop successful new products, support our existing product range and provide services to our customers.

Competition for skilled personnel and highly qualified managers in the industries in which we operate remains intense. We are continuously developing our corporate culture, remuneration, promotion and benefits policies as well as other measures aimed at empowering our employees and reducing employee turnover. However, there are no guarantees that we will be successful in attracting and retaining employees with appropriate skills in the future, and failure in retention and recruiting could have a material adverse effect on our business and brand.

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

Ericsson Annual Report on Form 20-F 2014

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

We rely on various sources for short-term and long-term capital for the funding of our business. Should such capital become unavailable or available in insufficient amounts or unreasonable terms, our business, financial condition and cash flow may materially suffer.

Our business requires a significant amount of cash. If we do not generate sufficient amounts of capital to support our operations, service our debt and continue our research and development and customer finance programs, or if we cannot raise sufficient amounts of capital at the required times and on reasonable terms, our business is likely to be adversely affected. Access to funding may decrease or become more expensive as a result of our operational and financial condition, market conditions, including financial conditions in the Eurozone, or due to deterioration in our credit rating. There can be no assurance that additional sources of funds that we may need from time to time will be available on reasonable terms or at all. If we cannot access capital on a commercially viable basis, our business, financial condition and cash flow could materially suffer.

Impairment of goodwill or other intangible assets may negatively impact our financial condition and results of operations.

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

Regulatory, Compliance and Corporate Governance Risk

Ericsson may fail or be unable to comply with laws or regulations and could experience penalties and adverse rulings in enforcement or other proceedings, which could have a material adverse impact on our business, financial condition and brand.

The industries in which we operate are subject to laws and regulations. While Ericsson strives for compliance, we cannot assure that violations do not occur. If we fail to or are unable to comply with applicable laws and regulations, we could experience penalties and adverse rulings in enforcement or other proceedings, which could have a material adverse effect on our business, financial condition and reputation.

Further our business may suffer as a result of changes in laws or regulations which could subject us to liability, increased costs, or reduced product demand and have a material adverse effect on our business, financial condition and brand.

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

Ericsson Annual Report on Form 20-F 2014

Our extensive operations are subject to numerous additional risks, including civil disturbances, economic and geopolitical instability and conflict, pandemics, the imposition of exchange controls, economies which are subject to significant fluctuations, nationalization of private assets or other governmental actions affecting the flow of goods and currency, and difficulty of enforcing agreements and collecting receivables through local legal systems. Further, in certain markets in which we operate, there is a risk of protectionist governmental measures implemented to assist domestic market participants at the expense of foreign competitors. The implementation of such measures could adversely affect our sales or our ability to purchase critical components.

We must always comply with relevant export control regulations and sanctions or other trade embargoes in force in all parts of the business process. The political situation in parts of the world, particularly in the Middle East, remains uncertain and the level of sanctions is still high. A universal element of these sanctions is the financial restrictions with respect to individuals and/or legal entities, but sanctions can also restrict certain exports and ultimately lead to a complete trade embargo towards a country. In particular, the sanctions towards Iran are still significant in scope, although in part temporarily and conditionally recently relieved. The EU exemption for certain standard telecom equipment is still maintained. Even so, there is a risk in many of these countries of unexpected changes in regulatory requirements, tariffs and other trade barriers, price or exchange controls, or other governmental policies which could limit our operations and decrease our profitability. Further export control regulations, sanctions or other forms of trade restrictions imposed on countries in which we are active may result in a reduction of commitment in those countries. The need to terminate activities as a result of further trade restrictions may also expose us to customer claims and other actions. Although we seek to comply with all such regulations, there can be no assurance that we are or will be compliant with all relevant regulations at all times. Such violations could have material adverse effects on our business, operating results, reputation and brand.

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

We are subject to corporate governance laws and regulations and are also committed to several corporate responsibility and sustainability initiatives. In some of the countries where we operate, corruption risks are high. In addition, there is higher focus on anti-corruption, for example with changed legislation in many countries. To ensure that our operations are conducted in accordance with applicable requirements, our management system includes a Code of Business Ethics, a Code of Conduct and a Sustainability Policy, as well as other policies and directives to govern our processes and operations. Our commitment to apply the UN Global Compact principles, the UN Guiding Principles for Business and Human Rights and principles of the Partnering Against Corruption Initiative to our operation cannot fully prevent unintended or unlawful use of our technology by democratic and non-democratic regimes, violation of our Code of Business Ethics, corruption or violations of our Code of Conduct in the supply chain. While we attempt to monitor and audit internal compliance with the policies and directives as well as our suppliers’ adherence to our Code of Conduct and strive for continuous improvements, we cannot provide any assurances that violations will not occur which could have material adverse effects on our business, operating results, reputation and brand.

Failure to comply with environmental, health and safety regulations in many jurisdictions may expose us to significant penalties and other sanctions.

We are subject to certain environmental, health and safety laws and regulations that affect our operations, facilities, products and services in each of the jurisdictions in which we operate. While we believe that we are in compliance with all material laws and regulations related to the environment, health, and safety that apply to us, we can provide no assurance that we have been, are, or will be compliant with these regulations. If we have failed or fail to comply with these regulations, we could be subject to significant penalties and other sanctions that could have a material adverse effect on our business, operating results, financial condition, reputation and brand. Additionally, there is a risk that we may have to incur expenditures to cover environmental and health liabilities to maintain compliance with current or future laws and regulations or to undertake any necessary remediation. It is difficult to reasonably estimate the future impact of environmental matters, such as climate change and weather events, including potential liabilities. This is due to several factors, particularly the length of time often involved in resolving such matters. Adverse future events, regulations, or judgments could have a material adverse effect on our business, operating results, financial condition, reputation and brand.

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

Ericsson Annual Report on Form 20-F 2014

Regulations related to “conflict minerals” may cause us to incur additional expenses, and may make our supply chain more complex.

In 2012, the US Securities and Exchange Commission (“SEC”) adopted a rule requiring disclosures of specified minerals ( “conflict minerals”) that are necessary to the functionality or production of products manufactured or contracted to be manufactured by companies that file periodic reports with the SEC, whether or not these products or their components are manufactured by third parties. While we believe that we will be able to fulfill these requirements without materially affecting our costs or access to materials we can provide no assurance that there will not be material costs associated with complying with the disclosure requirements. These requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of certain of our products. In addition, since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals contained in our products through the due diligence procedures that we implement, which may harm our reputation. We may also encounter challenges if customers require that all of the components of our products be certified as conflict-free.

Risks associated with owning Ericsson shares

Our share price has been and may continue to be volatile, especially as technology companies, securities and markets as a whole remain volatile.

Our share price has been volatile due to various factors, including our operating performance as well as the high volatility in the securities markets generally and volatility in telecommunications and technology companies’ securities in particular. Our share price is also likely to be affected by future developments in our market, our financial results and the expectations of financial analysts, as well as statements and market speculation regarding our prospects or the timing or content of any public communications, including reports of operating results, by us or our competitors. Factors other than our financial results that may affect our share price include, but are not limited to:

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

Because our shares are quoted in SEK on Nasdaq Stockholm (our primary stock exchange), but in USD on NASDAQ New York (ADSs), fluctuations in exchange rates between SEK and USD may affect the value of our shareholders’ investments. In addition, because we pay cash dividends in SEK, fluctuations in exchange rates may affect the value of distributions when converted into other currencies. An increasing part of the trade in our shares is carried out on alternative exchanges or markets, which may lead to less accurate share price information on Nasdaq Stockholm or NASDAQ New York.

Ericsson Annual Report on Form 20-F 2014

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

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to:

•	Challenging global economic conditions may adversely impact the demand and pricing for our products and services as well as limit our ability to grow.

•	We may not be successful in implementing our strategy or in achieving improvements in our earnings.

•

The telecommunications industry fluctuates and is affected by many factors, including the economic environment, and decisions made by operators and other customers regarding their deployment of technology and their timing of purchases.

•	Sales volumes and gross margin levels are affected by the mix and ordertime of our products and services.

•

We may not be able to properly respond to market trends in the industries in which we operate, including the ongoing convergence of the telecom, data and media industries, which may harm our market position relative to our competitors.

•

Our business depends upon the continued growth of mobile communications and the acceptance of new services. If growth slows or new services do not succeed, operators’ investment in networks may slow or stop, harming our business and operating results.

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

•	We are involved in lawsuits and investigations which, if deter- mined against us, could require us to pay substantial damages, fines and/or penalties.

•

Our operations are complex and several critical operations are centralized in a single location. Any disruption of our operations, whether due to natural or man-made events, may be highly damaging to the operation of our business.

•	Cyber security incidents affecting our business may have a material adverse effect on our business, financial condition, reputation and brand.

Ericsson Annual Report on Form 20-F 2014

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

•	Impairment of goodwill or other intangible assets may negatively impact financial condition and results of operations.

•

Ericsson may fail or be unable to comply with laws or regulations and could experience penalties and adverse rulings in enforcement or other proceedings, which could have a material adverse impact on our business, financial condition and brand.

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

Ericsson Annual Report on Form 20-F 2014

CORPORATE GOVERNANCE REPORT 2014

Corporate governance describes how rights and responsibilities are distributed among corporate bodies according to applicable laws, rules and internal processes. Corporate governance also defines the decision-making systems and structure through which owners directly or indirectly control a company.

“Ericsson’s core values “professionalism, respect and perseverance”, together with Ericsson’s continuous corporate governance focus, have an important role in creating and maintaining a robust corporate culture globally where business is conducted with integrity. I am confident that such robust corporate culture is a key factor for a global organization to maintain competitive and sustainable business operations worldwide.

Important tasks of the Board of Directors are to support and develop talent management, to give Group management clear governance frameworks and mandates, and to set the Group strategy. As Chairman of the Board, I know that the Board needs to have considerable insight in the business activities of Ericsson and in the markets in which Ericsson operates, to provide support to management and add value, while also exercising due control of the business operations. Therefore, I strive to enable an open and meaningful dialogue between the Board and the Group management.

This Corporate Governance Report 2014 aims to describe how Ericsson continuously works with these matters and how we focus on establishing efficient and reliable controls and procedures. I believe that Ericsson’s continuous corporate governance focus and work to create a robust corporate culture build trust, and in turn, generate value for our investors.”

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

Ericsson’s core values

Ericsson Annual Report on Form 20-F 2014

Regulation and compliance

External rules

As a Swedish public limited liability company with securities quoted on Nasdaq Stockholm as well as on NASDAQ New York, Ericsson is subject to a variety of rules that affect its governance. Major external rules include:

•	The Swedish Companies Act

•	The Rule Book for issuers of Nasdaq Stockholm

•	The Swedish Corporate Governance Code (the “Code”)

•	NASDAQ Stock Market Rules, including applicable NASDAQ New York corporate governance requirements (subject to certain exemptions principally reflecting mandatory Swedish legal requirements)

•	Applicable requirements of the US Securities and Exchange Commission (the “SEC”)

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

Code of Business Ethics

Ericsson’s Code of Business Ethics summarizes fundamental Group policies and directives and contains rules to ensure that business is conducted with a strong sense of integrity. This is critical to maintain trust and credibility with Ericsson’s customers, partners, employees, shareholders and other stakeholders.

The Code of Business Ethics contains rules for all individuals performing work for Ericsson, under the staff management of Ericsson or in Ericsson premises, whether as an employee of Ericsson or a subcontractor, or as a private contractor. The Code of Business Ethics has been translated into 30 languages. This ensures that it is accessible to everyone working for Ericsson. During recruitment, employees acknowledge that they are aware of the principles of the Code of Business Ethics. This procedure is repeated during the term of employment. Through this process, Ericsson strives to raise awareness throughout its global operations.

Everyone working for Ericsson has an individual responsibility to ensure that business practices adhere to the Code of Business Ethics.

Compliance with regulations

Compliance with the Swedish Corporate Governance Code

The Code is based on the principle of “comply or explain” and is published on the website of the Swedish Corporate Governance Board, which administrates the Code: www.corporategovernanceboard.se. Ericsson is committed to complying with best-practice corporate governance on a global level wherever possible. This includes continued compliance with the Code. Ericsson does not report any deviations from the rules of the Code in 2014.

Compliance with applicable stock exchange rules

There has been no infringement of applicable stock exchange rules and no breach of good practice on the securities market reported by the stock exchange’s disciplinary committee or the Swedish Securities Council in 2014.

Ericsson Annual Report on Form 20-F 2014

Governance structure

Shareholders may exercise their decision-making rights in Telefonaktiebolaget LM Ericsson (the “Parent Company”) at General Meetings of shareholders.

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

The President and CEO, appointed by the Board of Directors, is responsible for handling the day-to-day management of Ericsson in accordance with guidelines from the Board. The President and CEO is supported by the Executive Leadership Team (ELT).

The external auditor of Ericsson is elected by the General Meeting of shareholders.

Shareholders

Ownership structure

As of December 31, 2014, the Parent Company had 482,025 registered shareholders, of which 470,016 were resident or located in Sweden (according to the share register kept by Euroclear Sweden AB). Swedish institutions held approximately 54.65% of the votes. The largest shareholders as of December 31, 2014 were Investor AB, with 21.50% of the votes, and AB Industrivärden, with 20.05% of the votes (together with Svenska Handelsbankens Pensionsstiftelse and Pensionskassan SHB Försäkringsförening).

A significant number of the shares held by foreign investors are nominee-registered, i.e. held of-record by banks, brokers and/or nominees. This means that the actual shareholder is not displayed in the share register or included in the shareholding statistics.

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

The Parent Company may also issue Class C shares, which shares are used to create treasury stock to finance and hedge long-term variable compensation programs resolved by the General Meeting of shareholders. Class C shares are converted into Class B shares before they are used for long-term variable compensation programs.

In the United States, the Ericsson Class B shares are listed on NASDAQ New York in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR). Each ADS represents one Class B share.

The members of the Board of Directors and the Executive Leadership Team have the same voting rights on shares as other shareholders holding the same class of shares.

Ericsson Annual Report on Form 20-F 2014

General Meetings of shareholders

Decision-making at General Meetings

The decision-making rights of Ericsson’s shareholders are exercised at General Meetings of shareholders. Most resolutions at General Meetings are passed by a simple majority. However, the Swedish Companies Act requires qualified majorities in certain cases, for example in case of:

•	Amendment of the Articles of Association

•	Resolution to transfer treasury stock to employees participating in long-term variable compensation programs.

The Annual General Meeting of shareholders

The Annual General Meeting of shareholders (AGM) is held in Stockholm. The date and venue for the meeting are announced on the Ericsson website no later than at the time of release of the third-quarter interim financial report in the preceding year.

Shareholders who cannot participate in person may be represented by proxy. Only shareholders registered in the share register have voting rights. Nominee-registered shareholders who wish to vote must request to be entered into the share register by the record date for the AGM.

The AGM is held in Swedish and is simultaneously translated into English. All documentation provided by the Company is available in both Swedish and English.

The AGM gives shareholders the opportunity to raise questions relating to the operations of the Group. Normally, the majority of the members of the Board of Directors and the Executive Leadership Team is present to answer such questions.

The external auditor is always present at the AGM.

Ericsson’s Annual General Meeting 2014

Including shareholders represented by proxy, 2,930 shareholders were represented at the AGM held on April 11, 2014, making up almost 70% of the votes.

The meeting was also attended by members of the Board of Directors, members of the Executive Leadership Team (ELT) and the external auditor.

Decisions of the AGM 2014 included:

•	Payment of a dividend of SEK 3 per share

•	Re-election of Leif Johansson as Chairman of the Board of Directors

•

Re-election of members of the Board of Directors: Roxanne S. Austin, Sir Peter L. Bonfield, Nora Denzel, Börje Ekholm, Alexander Izosimov, Ulf J. Johansson, Sverker Martin-Löf, Kristin Skogen Lund, Hans Vestberg, Jacob Wallenberg and Pär Östberg

•	Board of Directors’ fees:

•	Chairman: SEK 3,975,000 (previously SEK 3,850,000)

•	Other non-employee Board members: SEK 950,000 each (previously SEK 900,000)

•	Chairman of the Audit Committee: SEK 350,000 (unchanged)

•	Other non-employee members of the Audit Committee: SEK 250,000 each (unchanged)

•	Chairmen of the Finance and Remuneration Committees: SEK 200,000 each (unchanged)

•	Other non-employee members of the Finance and Remuneration Committees: SEK 175,000 each (unchanged)

•	Approval for part of the Directors’ fees to be paid in the form of synthetic shares

•	Approval of Guidelines for remuneration to Group management

•	Implementation of a Long-Term Variable Compensation Program 2014.

The minutes from the AGM 2014 are available on Ericsson’s website.

Contact the Board of Directors

The Board of Directors Secretariat

SE-164 83 Stockholm

Sweden

boardsecretariat@ericsson.com

Annual General Meeting 2015

Ericsson’s AGM 2015 will take place on April 14, 2015 at Stockholm Waterfront Congress Centre in Stockholm. Further information is available on Ericsson’s website.

Ericsson Annual Report on Form 20-F 2014

Nomination Committee

The Annual General Meeting of shareholders has adopted an Instruction for the Nomination Committee that includes the tasks of the Nomination Committee and the procedure for appointing its members. The instruction applies until the General Meeting of shareholders resolves otherwise. Under the instruction, the Nomination Committee shall consist of:

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

Members of the Nomination Committee

The current Nomination Committee members are:

•	Petra Hedengran (Investor AB), Chairman of the Nomination Committee

•	Carl-Olof By (AB Industrivärden, Svenska Handelsbankens Pensionsstiftelse)

•	Johan Held (AFA Försäkring)

•	Leif Johansson, Chairman of the Board of Directors

•	Marianne Nilsson (Swedbank Robur Fonder).

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

Work of the Nomination Committee for the AGM 2015

The Nomination Committee started its work by going through a checklist of its duties under the Code and the Instruction for the Nomination Committee and by setting a time plan for its work ahead. A good understanding of Ericsson’s business and strategy is important for the members of the Nomination Committee. Therefore, the Committee met with Ericsson’s President and CEO who, together with the Chairman of the Board, presented their views on the Company’s position and strategy.

The Committee was thoroughly informed of the results of the evaluation of the Board work and procedures, including the performance of the Chairman of the Board. On this basis, the Committee has assessed the competence and experience required by Ericsson Board members as well as the need for improvement of the composition of the Board in terms of diversity in age, gender and cultural/geographic background. The Nomination Committee has met with members of the Board of Directors to get their views on the Board work.

The Nomination Committee searches for potential Board member candidates both with a long-term and a short-term perspective. This year, the Committee has made particular efforts to identify potential female candidates that would bring relevant expertise and competence to the Board, while also improving the gender balance. The Nomination Committee considered the need for renewal and diversity and carefully assessed whether the proposed Directors have the capability to devote necessary time and care to the Board work.

The Committee met with the Chairman of the Audit Committee to acquaint itself with the assessments made by the Company and the Audit Committee of the quality and efficiency of external auditor work. The Audit Committee also provided its recommendations on external auditor and audit fees.

As of February 20, 2015 the current Nomination Committee has held eight meetings.

Contact the Nomination Committee

Telefonaktiebolaget LM Ericsson

The Nomination Committee

c/o General Counsel’s Office

SE-164 83 Stockholm

Sweden

nomination.committee@ericsson.com

Proposals to the Nomination Committee

Shareholders may submit propos-als to the Nomination Committee at any time, but should do so in due time before the AGM to ensure that the proposals can be considered by the Committee. Further information is available on Ericsson’s website.

Ericsson Annual Report on Form 20-F 2014

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

Composition of the Board of Directors

The current Board of Directors consists of 12 Directors elected by the shareholders at the AGM 2014 for the period until the close of the AGM 2015. It also consists of three employee representatives, each with a deputy, appointed by the trade unions for the same period of time. The President and CEO, Hans Vestberg, is the only Board member who was also a member of Ericsson’s management during 2014.

Work procedure

Pursuant to the Swedish Companies Act, the Board of Directors has adopted a work procedure and Committee charters outlining rules for the distribution of tasks among the Board, its Committees and the President and CEO. This complements rules in the Swedish Companies Act and in the Articles of Association of the Company. The work procedure and the Committee charters are reviewed, evaluated and adopted by the Board as required and at least once a year.

Independence

The Board of Directors and its Committees are subject to a variety of independence rules under applicable Swedish law, the Code and applicable US securities laws, SEC rules and the NASDAQ Stock Market Rules. Ericsson can rely on exemptions from certain US requirements.

The composition of the Board of Directors meets all applicable independence criteria. The Nomination Committee concluded before the AGM 2014 that, for purposes of the Code, at least seven of the nominated Directors were independent of Ericsson, its senior management and its major shareholders. These were Roxanne S. Austin, Sir Peter L. Bonfield, Nora Denzel, Alexander Izosimov, Leif Johansson, Ulf J. Johansson and Kristin Skogen Lund.

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

Ericsson Annual Report on Form 20-F 2014

The 2014 annual work cycle of the Board:

•	Fourth-quarter and full-year financial results meeting

Following the end of the calendar year, the Board held a meeting which focused on the financial results of the entire year 2013 and handled the fourth-quarter financial report.

•	Board Strategic Day

A Board Strategic Day, focusing on deepening Board member knowledge of matters of strategic importance for Ericsson, was held in connection with a Board meeting in the spring.

•	Annual Report meeting

At this meeting the Board approved the Annual Report 2013.

•	Statutory Board meeting

The statutory Board meeting was held in connection with the AGM 2014. At this meeting, members of each of the three Board Committees were appointed and the Board resolved on signatory power.

•	First interim report meeting

At the next ordinary meeting, the Board handled the interim financial report for the first quarter of the year.

•	Main strategy meeting

Various strategic issues are addressed at most Board meetings and, in accordance with the annual cycle for the strategy process, a main strategy Board meeting was held, in essence dedicated to short- and long-term strategies of the Group. Following the Board’s input on, and approval of, the overall strategy, the strategy was cascaded throughout the entire organization, starting at the Global Leadership Summit with Ericsson’s top 250 leaders.

•	Second interim report meeting

At the second interim report meeting, the Board handled the interim financial report for the second quarter of the year.

•	Follow-up strategy and risk management meeting

Following the summer, a meeting was held to address particular strategy matters in further detail and to finally confirm the Group strategy. The meeting also addressed the overall risk management of the Group.

•	Board Strategic Day

A Board Strategic Day, focusing on deepening Board member knowledge of matters of strategic importance for Ericsson, was held in connection with a Board meeting in the fall.

•	Third interim report meeting

A Board meeting was held to handle the interim financial report for the third quarter of the year. At this meeting, the results of the Board evaluation were presented to and discussed by the Board.

•	Budget and financial outlook meeting

A meeting was held for the Board to address the budget and financial outlook as well as to further analyze internal and external risks.

Ericsson Annual Report on Form 20-F 2014

Training and Board Strategic Days

All new Directors receive comprehensive training tailored to their individual needs. Introductory training typically includes meetings with the heads of the business units and Group functions, as well as training arranged by Nasdaq Stockholm on listing issues and insider rules. In addition, the company arranges training for Board members at regular intervals.

Since 2013, bi-annual Board Strategic Days are arranged for Board members in conjunction with ordinary Board meetings, and these Board Strategic Days normally span one full day each. The Board Strategic Days focus on combining strategy issues with making deep dives into issues of importance for the Ericsson Group. The purpose of the Board Strategic Days is to ensure that members of the Board have knowledge and understanding of the business activities of the Group, the business environment and the Group’s strategic options and challenges. Directors’ knowledge in these fields is crucial to allow well-founded Board resolutions, and to ensure that the Company takes due advantage of the different competences of the Directors. The Board Strategic Days also form an important platform for contacts between Directors and talent from different parts of Ericsson’s organization where the Board gets the opportunity to meet Ericsson employees and leaders. Such contacts and meetings are highly valued by the Board as part of the Board’s involvement in Ericsson’s talent management.

As a rule, the Board Strategic Days also include sustainability and corporate responsibility training for the Board members.

Auditor involvement

The Board meets with Ericsson’s external auditor in closed sessions at least once a year to receive and consider the auditor’s observations. The auditor reports to management on the accounting and financial reporting practices of the Group.

The Audit Committee also meets regularly with the auditor to receive and consider observations on the interim reports and the Annual Report. The auditor has been instructed to report on whether the accounts, the management of funds and the general financial position of the Group are presented fairly in all material respects.

In addition, the Board reviews and assesses the process for financial reporting, as described later in “Internal control over financial reporting 2014”. Combined with other steps taken internally, the Board’s and the auditor’s review of the interim and annual reports are deemed to give reasonable assurance of the effectiveness of the internal controls over financial reporting.

Work of the Board of Directors in 2014

In 2014, nine Board meetings were held. For attendance at Board meetings, see the table on page 116.

Strategy and risk management are always high on the Board’s agenda and, during 2014, these matters got even more focus through the bi-annual Board Strategic Days instituted in 2013. The Board Chairman has also had several meetings with different Ericsson talents to further develop Ericsson’s talent management and learn from the organization.

Ericsson Annual Report on Form 20-F 2014

Sustainability and corporate responsibility are increasingly important to Ericsson and the Company continuously strives to improve in these areas. Sustainability and corporate responsibility are integrated into Ericsson’s business strategy.

Due to the political unrest in various parts of the world, the Board has continuously monitored the international developments and their possible impact on Ericsson.

During 2014, profitability, cost reductions and efficiency gains have been a focus within Ericsson. Further, the evaluation of the future of Ericsson’s modems business was completed and it was resolved to discontinue the development of modems. The Board also addressed a number of acquisitions, including the acquisitions of Azuki Systems Inc., Fabrix Systems and Metra-Tech Corporation and the acquisition of the business of Ambient Corporation and a majority stake in Apcera, Inc.

Board work evaluation

A key objective of the Board evaluation is to ensure that the Board work is functioning well. This includes gaining an understanding of the issues that the Board thinks warrant greater focus, as well as determining areas where additional competence is needed within the Board and whether the Board composition is appropriate. The evaluation also serves as guidance for the work of the Nomination Committee.

Each year, the Chairman of the Board initiates and leads the evaluation of the Board and Committee work and procedures. Evaluation tools include detailed questionnaires and discussions. The services of an external corporate advisory firm have been retained by the Company to assist in developing questionnaires, carrying out surveys and summarizing responses.

In 2014, all Directors responded to written questionnaires, covering the Director’s individual performance, Board work in general, Committee work and the Chairman’s performance. The Chairman was not involved in the development or compilation of the questionnaire which related to his performance, nor was he present when his performance was evaluated. As part of the evaluation process, the Chairman of the Board also had individual discussions with each of the Directors. The evaluations were thoroughly discussed and an action plan was developed in order to further improve the work of the Board.

Committees of the Board of Directors

The Board of Directors has established three Committees: the Audit Committee, the Finance Committee and the Remuneration Committee. Members of each Committee are appointed for one year from amongst the Board members.

The task of the Committees is mainly to prepare matters for resolution by the Board. However, the Board has authorized each Committee to determine and handle certain issues in limited areas. It may also on occasion provide extended authorization for the Committees to determine specific matters.

If deemed appropriate, the Board of Directors and each Committee have the right to engage independent external expertise, either in general or with respect to specific matters.

Prior to the Board meetings, each Committee submits the minutes from Committee meetings to the Board. The Chairman of the Committee also reports on the Committee work at each Board meeting.

Audit Committee

On behalf of the Board, the Audit Committee monitors the following:

•	The scope and accuracy of the financial statements

•	Compliance with legal and regulatory requirements

•	Internal control over financial reporting

•	Risk management

•	The effectiveness and appropriateness of the Group’s anti-corruption program.

Ericsson Annual Report on Form 20-F 2014

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

The Audit Committee also oversees Ericsson’s process for reviewing transactions with related parties and Ericsson’s whistleblower procedures.

Whistleblower procedure

Ericsson’s whistleblower procedure can be used for reporting of alleged violations of laws or the Code of Business Ethics that:

•	are conducted by Group or local management, and

•	relate to corruption, questionable accounting or auditing matters or otherwise seriously affect vital interests of the Group or personal health and safety.

Violations reported through the whistleblower procedures are handled by Ericsson’s Group Compliance Forum, consisting of representatives from Ericsson’s internal audit function, Group Function Legal Affairs, Group Security, and Group Function Human Resources. Information regarding any incident is reported to the Audit Committee. Reports include measures taken, details of the responsible Group function and the status of any investigation.

Members of the Audit Committee

The Audit Committee consists of four Board members appointed by the Board. The Audit Committee members appointed by the Board in connection with the AGM 2014 are: Ulf J. Johansson (Chairman of the Committee), Sir Peter L. Bonfield, Kristina Davidsson and Pär Östberg.

The composition of the Audit Committee meets all applicable independence requirements. The Board of Directors has determined that each of Ulf J. Johansson, Sir Peter L. Bonfield and Pär Östberg is an audit committee financial expert, as defined under the SEC rules. Each of them is considered independent under applicable US securities laws, SEC rules and NASDAQ Stock Market Rules and each of them is financially literate and familiar with the accounting practices of an international company, such as Ericsson.

Work of the Audit Committee in 2014

The Audit Committee held six meetings in 2014. Directors’ attendance is reflected in the table on page 116. During the year, the Audit Committee reviewed the scope and results of external financial audits and the independence of the external auditor. It also monitored the external audit fees and approved non-audit services performed by the external auditor in accordance with the Committee’s pre-approval policies and procedures.

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

Members of the Finance Committee

The Finance Committee consists of four Board members appointed by the Board. The Finance Committee members appointed by the Board in connection with the AGM 2014 are: Leif Johansson (Chairman of the Committee), Pehr Claesson, Sverker Martin-Löf and Jacob Wallenberg.

Ericsson Annual Report on Form 20-F 2014

Work of the Finance Committee in 2014

The Finance Committee held six meetings in 2014. Directors’ attendance is reflected in the table on page 116. During the year, the Finance Committee approved numerous customer finance credit arrangements and reviewed a number of potential mergers and acquisitions and real estate investments. The Finance Committee spent significant time discussing and securing an adequate capital structure, as well as examining cash flow and working capital performance. It also continuously monitored Ericsson’s financial position, foreign exchange and credit exposures.

Remuneration Committee

The Remuneration Committee’s main responsibilities include:

•	Reviewing and preparing for resolution by the Board, proposals on salary and other remuneration, including retirement compensation, for the President and CEO.

•	Reviewing and preparing for resolution by the Board, proposals to the AGM on guidelines for remuneration to the ELT.

•	Approving proposals on salary and other remuneration, including retirement compensation, for the Executive Vice Presidents and other CEO direct reports.

•	Reviewing and preparing for resolution by the Board, proposals to the AGM on the Long-Term Variable Compensation Program and similar equity arrangements.

In its work, the Remuneration Committee considers trends in remuneration, legislative changes, disclosure rules and the general global executive remuneration environment. The Committee reviews salary survey data before approving any salary adjustment for CEO direct reports and before preparing salary adjustments for the President and CEO for resolution by the Board.

Members of the Remuneration Committee

The Remuneration Committee consists of four Board members appointed by the Board. The Remuneration Committee members appointed by the Board in connection with the AGM 2014 are: Leif Johansson (Chairman of the Committee), Börje Ekholm, Roxanne S. Austin and Karin Åberg.

An independent expert advisor, Piia Pilv, has been appointed by the Remuneration Committee to advise and assist the Committee.

Work of the Remuneration Committee in 2014

The Remuneration Committee held six meetings in 2014. Directors’ attendance is reflected in the table on page 116.

The Committee reviewed and prepared a proposal for the LTV 2014 for resolution by the Board and further approval by the AGM 2014. The Committee further resolved on salaries and Short-Term Variable remuneration (STV) for 2014 for certain CEO direct reports and prepared proposals regarding remuneration to the President and CEO, for resolution by the Board. The Committee also prepared guidelines for remuneration to the ELT, for resolution by the Board, which were subsequently referred by the Board to the AGM for approval.

The Remuneration Committee additionally concluded its analysis of the current LTV structure and executive remuneration. The resulting proposals on LTV and guidelines for remuneration to the ELT will be referred to the AGM 2015 for resolution.

For further information on fixed and variable remuneration, please see Notes to the consolidated financial statements – Note C28 “Information regarding members of the Board of Directors, the Group management and employees” and the “Remuneration Report” included in the Annual Report.

Ericsson Annual Report on Form 20-F 2014

Directors’ attendance and fees 2014

	Fees resolved by the AGM 2014			Number of Board/Committee meetings attended in 2014
Board member	Board fees, SEK 1)		Committee fees, SEK	Board	Audit Committee	Finance Committee	Remuneration Committee
Leif Johansson	3,975,000		400,000	9		6	6
Sverker Martin-Löf	950,000		175,000	9		5
Jacob Wallenberg	950,000		175,000	9		6
Roxanne S. Austin	950,000		175,000	9			5
Sir Peter L. Bonfield	950,000		250,000	9	6
Nora Denzel	950,000		—	9
Börje Ekholm	950,000		175,000	9			6
Alexander Izosimov	950,000		—	9
Ulf J. Johansson	950,000		350,000	9	6
Kristin Skogen Lund	950,000		—	9
Hans Vestberg	—		—	9
Pär Östberg	950,000		250,000	9	6
Pehr Claesson	13,500	2)	—	9		6
Kristina Davidsson	13,500	2)	—	9	6
Karin Åberg	13,500	2)	—	9			6
Rickard Fredriksson	13,500	2)	—	9
Karin Lennartsson	12,000	2)	—	8
Roger Svensson	10,500	2)	—	7

Total number of meetings				9	6	6	6

1)	Non-employee Directors can choose to receive part of their Board fee (exclusive of Committee fees) in the form of synthetic shares.
2)	Employee representative Board members and their deputies are not entitled to a Board fee but compensation in the amount of SEK 1,500 per attended Board meeting.

Remuneration to Board members

Remuneration to Board members not employed by the Company is proposed by the Nomination Committee for resolution by the AGM.

The AGM 2014 approved the Nomination Committee’s proposal for fees to the non-employee Board members for Board and Committee work. For further information on Board of Directors’ fees 2014, please refer to Notes to the consolidated financial statements—Note C28 “Information regarding members of the Board of Directors, the Group management and employees” in the Annual Report.

The AGM 2014 also approved the Nomination Committee’s proposal that Board members may be paid part of their Board fee in the form of synthetic shares.

A synthetic share gives the right to receive a future cash payment of an amount which corresponds to the market value of a Class B share in Ericsson at the time of payment. The Director’s right to receive payment with regard to allocated synthetic shares occurs, as a main rule, after the publication of the Company’s year-end financial statement during the fifth year following the General Meeting that resolved on the allocation of the synthetic shares. The purpose of paying part of the Board of Directors’ fee in the form of synthetic shares is to further align the Directors’ interests with shareholder interests. For more information on the terms and conditions of the synthetic shares, please refer to the notice convening the AGM 2014 and to the minutes from the AGM 2014, which are available at Ericsson’s website.

Ericsson Annual Report on Form 20-F 2014

Members of the Board of Directors

Board members elected by the AGM 2014

Leif Johansson (first elected 2011)

Chairman of the Board of Directors, Chairman of the Remuneration Committee and of the Finance Committee

Born 1951. Master of Science in Engineering, Chalmers University of Technology, Gothenburg, Sweden.

Board Chairman: Astra Zeneca PLC.

Board Member: Svenska Cellulosa Aktiebolaget SCA and Ecolean AB.

Holdings in Ericsson: 41,933 Class B shares1), and 12,000 Class B shares held via endowment insurance3).

Principal work experience and other information: Member of the European Round Table of Industrialists since 2002, and served as Chairman 2009–2014. President of the Royal Swedish Academy of Engineering Sciences since 2012. Chairman of the International Advisory Board of the Nobel Foundation. President and CEO of AB Volvo 1997–2011. Executive Vice President of AB Electrolux 1988–1991, President 1991–1994 and President and CEO of AB Electrolux 1994–1997. Holds honorary Doctorates at Blekinge Institute of Technology, the University of Gothenburg and Chalmers University of Technology. Awarded the Large Gold Medal of the Royal Swedish Academy of Engineering Sciences in 2011.

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

Board Chairman: Investor AB.

Deputy Board Chairman: SAS AB.

Board Member: ABB Ltd, The Knut and Alice Wallenberg Foundation and the Stockholm School of Economics.

Holdings in Ericsson: 2,703 Class B shares1), and 15,026 synthetic shares2).

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

Roxanne S. Austin (first elected 2008)

Member of the Remuneration Committee

Born 1961. Bachelor of Business Administration in Accounting, University of Texas, San Antonio, USA.

Board Member: Abbott Laboratories, AbbVie Inc., Target Corporation and Teledyne Technologies Inc.

Holdings in Ericsson: 3,000 Class B shares1), and 26,123 synthetic shares2).

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

The Board memberships and holdings in Ericsson reported above are as of December 31, 2014.

1)	The number of shares includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.
2)	Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 116 for further information. Shares held via endowment insurance include shares held under an
3)	insurance under which the insurance holder may make investment decisions with respect to the shares
(Sw: “kapitalförsäkring” or “depåförsäkring”) and include holdings by related natural and legal persons, as well as holdings of ADS, if applicable.

Ericsson Annual Report on Form 20-F 2014

Sir Peter L. Bonfield (first elected 2002)

Member of the Audit Committee

Born 1944. Honors degree in Engineering, Loughborough University, Leicestershire, UK.

Board Chairman: NXP Semiconductors N.V.

Board Member: GlobalLogic Inc., Mentor Graphics Inc. and Taiwan Semiconductor Manufacturing Company, Ltd.

Holdings in Ericsson: 4,400 Class B shares1), and 7,944 synthetic shares2).

Principal work experience and other information: CEO and Chairman of the Executive Committee of British Telecommunications plc 1996–2002. Chairman and CEO of ICL plc 1985–1996. Positions with STC plc and Texas Instruments Inc. Member of the Advisory Board of the Longreach Group. Board Mentor of CMi. Senior Advisor, Rothschild, London. Chair of Council and Senior Pro-Chancellor, Loughborough University, UK. Fellow of the Royal Academy of Engineering.

Nora Denzel (first elected 2013)

Born 1962. Master of Science in Business Administration, Santa Clara University, USA. Bachelor of Science in Computer Science, State University of New York, USA.

Board Member: Advanced Micro Devices, Inc., Outerwall, Inc. and Saba Software.

Holdings in Ericsson: 3,850 Class B shares1) , and 2,976 synthetic shares2).

Principal work experience and other information: Intuit Software (2008– 2012)–Senior Vice President Big Data, Marketing and Social Product Design and General Manager QuickBooks Payroll Division. Previous positions include Senior Vice President and General Manager of HP’s Global Software, Storage and Consulting Divisions (2000–2006), Senior Vice President Product Operations Legato Systems (bought by EMC) and various engineering, marketing and executive positions at IBM. Non-Profit board member of YWCA of Silicon Valley, Ushahidi and the Anita Borg Institute.

Börje Ekholm (first elected 2006)

Member of the Remuneration Committee

Born 1963. Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden. Master of Business Administration, INSEAD, France.

Board Chairman: KTH Royal Institute of Technology, Stockholm and NASDAQ OMX Group Inc.

Board Member: Investor AB, AB Chalmersinvest and EQT Partners AB.

Holdings in Ericsson: 30,760 Class B shares1), and 41,178 synthetic shares2).

Principal work experience and other information: President and CEO of Investor AB since 2005. Formerly Head of Investor Growth Capital Inc. and New Investments. Previous positions at Novare Kapital AB and McKinsey & Co Inc. Member of the Board of Trustees of Choate Rosemary Hall.

Alexander Izosimov (first elected 2012)

Born 1964. Master of Business Administration, INSEAD, France and Master of Science in Production Management Systems and Computer Science, Moscow Aviation Institute, Russian Federation.

Board Member: Modern Times Group MTG AB, EVRAZ Group S.A., Dynasty Foundation and Transcom WorldWide SA.

Holdings in Ericsson: 1,600 Class B shares1), 50,000 Class B shares held via endowment insurance3), and 9,272 synthetic shares2).

Principal work experience and other information: CEO and President of VimpelCom 2003–2011. Previous positions with Mars Inc., including Member of the Global Executive Board and Regional President for CIS, Central Europe and Nordics. Earlier positions with McKinsey & Co as consultant in the Stockholm and London offices. Served as GSMA Board member 2005–2008 and Chairman of GSMA 2008–2010.

The Board memberships and holdings in Ericsson reported above are as of December 31, 2014.

1)	The number of shares includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.
2)	Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 116 for further information. Shares held via endowment insurance include shares held under an.
3)	insurance under which the insurance holder may make investment decisions with respect to the shares (Sw: “kapitalförsäkring” or “depåförsäkring”) and include holdings by related natural and legal persons, as well as holdings of ADS, if applicable

Ericsson Annual Report on Form 20-F 2014

Board members elected by the AGM 2014, cont.

Ulf J. Johansson (first elected 2005)

Chairman of the Audit Committee

Born 1945. Doctor of Technology and Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden.

Board Chairman: Acando AB, Eurostep Group AB and Trimble Navigation Ltd.

Board Member: European Institute of Innovation and Technology.

Holdings in Ericsson: 6,435 Class B shares1), and 6,571 synthetic shares2).

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

Board Member: None.

Holdings in Ericsson: 5,780 synthetic shares2).

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

Board Member: Thernlunds AB.

Holdings in Ericsson: 333,329 Class B shares1).

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

Pär Östberg (first elected 2013)

Member of the Audit Committee

Born 1962. Master of Business Administration, Gothenburg School of Economics, Gothenburg, Sweden.

Board Member: Skanska AB and SSAB.

Holdings in Ericsson: 4,000 Class B shares held via endowment insurance3).

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

The Board memberships and holdings in Ericsson reported above are as of December 31, 2014.

1)	The number of shares includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.
2)	Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 116 for further information.
3)	Shares held via endowment insurance include shares held under an insurance under which the insurance holder may make investment decisions with respect to the shares (Sw: “kapitalförsäkring” or “depåförsäkring”) and include holdings by related natural and legal persons, as well as holdings of ADS, if applicable.

Ericsson Annual Report on Form 20-F 2014

Board members and deputies appointed by the unions

Pehr Claesson (first appointed 2008)

Employee representative, Member of the Finance Committee

Born 1966. Appointed by the union The Swedish Association of Graduate Engineers.

Holdings in Ericsson: 1,661 Class B shares1).

Employed since 1997. Working with marketing and communication for Consulting and Systems Integration within Business Unit Global Services.

Kristina Davidsson (first appointed 2006)

Employee representative, Member of the Audit Committee

Born 1955. Appointed by the union IF Metall.

Holdings in Ericsson: 2,088 Class B shares1).

Employed since 1995. Previously working as a repairer within Business Unit Networks and currently working full time as union representative.

Karin Åberg (first appointed 2007)

Employee representative, Member of the Remuneration Committee

Born 1959. Appointed by the union Unionen.

Holdings in Ericsson: 3,577 Class B shares1).

Employed since 1998. Working as a Service Engineer within the IT organization.

Rickard Fredriksson (first appointed 2012)

Deputy employee representative

Born 1969. Appointed by the union IF Metall.

Holdings in Ericsson: 1,688 Class B shares1).

Employed since 2000. Previously working as machine operator within Business Unit Networks and currently working full time as union representative.

Karin Lennartsson (first appointed 2010)

Deputy employee representative

Born 1957. Appointed by the union Unionen.

Holdings in Ericsson: 667 Class B shares1).

Employed since 1976. Working as Process Expert within Group Function Business Excellence & Common Functions.

Roger Svensson (first appointed 2011)

Deputy employee representative

Born 1971. Appointed by the union The Swedish Association of Graduate Engineers.

Holdings in Ericsson: 11,738 Class B shares1).

Employed since 1999. Working as Senior Specialist within Business Unit Networks.

Hans Vestberg was the only Director who held an operational management position at Ericsson in 2014. No Director has been elected pursuant to an arrangement or understanding with any major shareholder, customer, supplier or other person.

1)	The number of shares reflects ownership as of December 31, 2014 and includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

Ericsson Annual Report on Form 20-F 2014

Management

The President/CEO and the Executive Leadership Team

The Board of Directors appoints the President and CEO and the Executive Vice Presidents. The President and CEO is responsible for the management of day-to-day operations and is supported by the Executive Leadership Team (the “ELT”). The ELT members as of December 31, 2014, are presented on page 125.

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

Remuneration to the Executive Leadership Team

Guidelines for remuneration to the ELT were approved by the AGM 2014. For further information on fixed and variable remuneration, see the Remuneration Report and Notes to the consolidated financial statements – Note C28, “Information regarding members of the Board of Directors, the Group management and employees” in the Annual Report.

The Ericsson Group Management System

Ericsson has one global management system, known as the Ericsson Group Management System (EGMS) to drive corporate culture and to ensure that the business is managed:

•	To fulfill the objectives of Ericsson’s major stakeholders (customers, shareholders, employees).

•	Within established risk limits and with reliable internal control.

•	In compliance with relevant applicable laws, listing requirements, governance codes and corporate responsibilities.

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

Ericsson Annual Report on Form 20-F 2014

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

Group-wide policies and directives govern how the organization works and are core elements in managing and controlling Ericsson. The Group Policies and Directives include, among other things, a Code of Business Ethics, a Code of Conduct and accounting and reporting directives to fulfill external reporting requirements.

Ericsson has a Group Steering Documents Committee for purposes of aligning policies and directives with Group strategies, values and structures.

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

Organization and resources

Ericsson is operated in two dimensions: one operational structure and one legal structure. The operational structure aligns accountability and authority regardless of country borders and supports the process flow with cross-country operations. In the operational structure, Ericsson is organized in group functions, business units and regions. The legal structure is the basis for legal requirements and responsibility as well as for tax and statutory reporting purposes. There are more than 200 legal entities within the Ericsson Group with eighty branch offices with representation (via legal entities, branch and representative offices) in more than 150 countries.

Chief Compliance Officer

Ericsson has a Chief Compliance Officer (CCO), reporting to the General Counsel whose responsibilities among other things include to further develop Ericsson’s anti-corruption compliance program. Attention from senior-management level on anti-corruption and compliance is crucial, as is ensuring that these matters are addressed from a cross-functional perspective. Ericsson’s anti-corruption compliance program is reviewed and evaluated by the Audit Committee at least annually.

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

Ericsson Annual Report on Form 20-F 2014

Operational, financial and compliance risks

Operational and financial risk

Operational risks are owned and managed by operational units. Risk management is embedded in various process controls, such as decision tollgates and approvals. Certain cross-process risks are centrally coordinated, such as information security, IT security, corporate responsibility and business continuity and insurable risks. Financial risk management is governed by a Group policy and carried out by the Treasury and Customer Finance functions, both supervised by the Finance Committee. The policy governs risk exposures related to foreign exchange, liquidity/financing, interest rates, credit risk and market price risk in equity instruments. For further information on financial risk management, see Notes to the consolidated financial statements – Note C14, “Trade receivables and customer finance,” Note C19, “Interest-bearing liabilities” and Note C20, “Financial risk management and financial instruments” in the Annual Report.

Compliance risks

Ericsson has implemented Group policies and directives in order to comply with applicable laws and regulations, including a Code of Business Ethics and a Code of Conduct. Risk management is integrated in the Company’s business processes. Policies and controls are implemented to comply with financial reporting standards and stock market regulations.

Risk mitigation

Examples of significant activities to mitigate risks are:

•	Conducting regular supplier Code of Conduct audits.

•	Continuously assessing and managing risks relating to Corporate Responsibility.

•	Conducting business continuity management in an efficient way.

•	Continuously monitoring information systems to guard against data breaches.

•	Reviewing top risks and mitigating actions at various internal governance meetings.

Strategic and tactical risks

Strategic risks constitute the highest risk to the Company if not managed properly as they could have a long-term impact. Ericsson therefore reviews its long-term objectives, main strategies and business scope on an annual basis and continuously works on its tactics to reach these objectives and to mitigate any risks identified.

In the annual strategy and target setting process, objectives are set for the next three to five years. Risks are assessed and strategies are developed to achieve the objectives. The strategy process in the Company is well established and involves regions, business units and Group functions. The strategy is summarized and discussed in a yearly Leadership Summit with approximately 250 leaders from all parts of the business. By involving all parts of the business in the process, potential risks are identified early and mitigating actions can be incorporated in the strategy and in the annual target-setting process following the finalization of the strategy.

Ericsson Annual Report on Form 20-F 2014

Key components in the evaluation of risk related to Ericsson’s long-term objectives include technology development, cyber security related matters, industry and market fundamentals, the development of the economy, the political environment, health and environmental aspects and laws and regulations.

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

Ericsson continuously strives to improve its risk management and believes that it is important that the entire global organization takes part in the risk management and strategy work. The risk management framework implemented during 2012 has been further developed and qualified during 2014. For more information on risks related to Ericsson’s business, see the chapter “Risk factors” in the Annual Report.

Example of risk heat map document

Risk heat maps are generated by business units, regions and Group functions in four risk categories:

•	Industry & market

•	Commercial

•	Operational

•	Compliance

Ericsson Annual Report on Form 20-F 2014

Members of the Executive Leadership Team

Hans Vestberg

President and CEO (since 2010)

Born 1965. Bachelor of Business Administration and Economics, University of Uppsala, Sweden.

Board Chairman: Svenska Handbollförbundet.

Board Member: Telefonaktiebolaget LM Ericsson and Thernlunds AB.

Holdings in Ericsson1): 333,329 Class B shares.

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

Jan Frykhammar

Executive Vice President, Chief Financial Officer and Head of Group Function Finance (since 2009)

Born 1965. Bachelor of Business Administration and Economics, University of Uppsala, Sweden.

Board Member: The Swedish International Chamber of Commerce and Attendo AB.

Holdings in Ericsson1): 33,291 Class B shares.

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

Board Member: None.

Holdings in Ericsson1): 44,588 Class B shares.

Background: Previously Head of Business Unit CDMA, Market Unit Northern Europe, Global Customer Account Deutsche Telekom AG and Product Area Managed Services. Has also been President and CEO of SEC/Tele2 Europe and COO of Millicom International Cellular S.A.

Johan Wibergh

Executive Vice President (2010–January 15, 2015) and Head of Segment Networks (2008–January 15, 2015)

Born 1963. Master of Computer Science, Linköping Institute of Technology, Sweden.

Board Member: Confederation of Swedish Enterprise, KTH Royal Institute of Technology and Teknikföretagen.

Holdings in Ericsson1): 74,006 Class B shares.

Background: Head of Business Unit Networks 2008-2014. Previously President of Ericsson Brazil, President of Market Unit Nordic and Baltics and Vice President and Head of Sales at Business Unit Global Services.

The Board memberships and Ericsson holdings reported above are as of December 31, 2014.

1)	The number of shares includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

Ericsson Annual Report on Form 20-F 2014

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

Board Member: None.

Holdings in Ericsson1): 36,009 Class B shares.

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

Board Member: Lund University.

Holdings in Ericsson1): 29,913 Class B shares.

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

Holdings in Ericsson1): 16,624 Class B shares.

Background: Previously Vice President and Deputy Head of Group Function Legal Affairs at Ericsson. Previous positions also include private practice and in-house attorney. Member of the Swedish Securities Council.

The Board memberships and Ericsson holdings reported above are as of December 31, 2014.

1)	The number of shares includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

Ericsson Annual Report on Form 20-F 2014

Members of the Executive Leadership Team, cont.

Helena Norrman

Senior Vice President, Chief Marketing and Communications Officer and Head of Group Function Marketing and Communications (since November 1, 2014)

Born 1970. Master of International Business Administration, Linköping University, Sweden.

Board Member: None.

Holdings in Ericsson1): 18,243 Class B shares.

Background: Senior Vice President and Head of Group Function Communications 2011-2014. Previously Vice President, Communications Operations at Group Function Communications. Has held various positions within Ericsson’s global communications organization since 1998. Previous positions as communications consultant.

Mats H. Olsson

Senior Vice President and Head of Asia-Pacific (since 2013)

Born 1954. Master of Business Administration, Stockholm School of Economics, Sweden.

Board Member: None.

Holdings in Ericsson1): 90,051 Class B shares.

Background: International economic advisor to a number of Chinese provincial and municipal governments. Head of Region North East Asia, 2010–2012. Has held various executive positions across the Asia-Pacific region for more than 25 years, including Head of Market Unit Greater China and Head of Market Unit South East Asia.

Rima Qureshi

Senior Vice President, Chief Strategy Officer, Head of Group Function Strategy and Head of M&A (since May 1, 2014)

Born 1965. Bachelor of Information Systems and Master of Business Administration, McGill University, Montreal, Canada.

Board Member: MasterCard Incorporated and the Supervisory Board of Wolters Kluwer NV.

Holdings in Ericsson1): 9,178 Class B shares.

Background: Senior Vice President Strategic Projects 2013–2014, and Head of Business Unit CDMA Mobile Systems, 2010–2012. Previously Vice President of Strategic Improvement Program and Vice President Product Area Customer Support. Has held various positions within Ericsson since 1993.

Angel Ruiz

Head of Region North America (since 2010)

Born 1956. Bachelor of Electrical Engineering, University of Central Florida, USA, and Master of Management Science and Information Systems, Johns Hopkins University, USA.

Board Member: CTIA–The Wireless Association and Liberty Mutual Holding Company.

Holdings in Ericsson1): 79,962 Class B shares.

Background: Joined Ericsson in 1990 and has held a variety of technical, sales and managerial positions within the Company, including heading up the global account teams for Cingular/SBC/ BellSouth (now AT&T). Was appointed Head of Market Unit North America in 2001. Member of the US National Security Telecommunications Advisory Committee (NSTAC).

The Board memberships and Ericsson holdings reported above are as of December 31, 2014.

1)	The number of shares includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

Ericsson Annual Report on Form 20-F 2014

Anders Thulin

Senior Vice President, Chief Information Officer and Head of Group Function Business Excellence and Common Functions (since 2013)

Born 1963. Degree in Economics and Business Administration from Stockholm School of Economics, Sweden, including MBA studies at the Western University, Ivey Business School, Canada.

Board Member: None.

Holdings in Ericsson1): 3,677 Class B shares.

Background: Joined Ericsson from McKinsey & Co where he was senior partner. Has more than 20 years of experience in implementing business excellence across diverse industries, including IT and telecom.

Jan Wäreby

Senior Vice President and Head of Group Function Sales (since November 1, 2014)

Born 1956. Master of Science, Chalmers University, Gothenburg, Sweden.

Board Member: None.

Holdings in Ericsson1): 98,314 Class B shares.

Background: Senior Vice President and Head of Group Function Sales and Marketing 2011-2014. Previously Senior Vice President and Head of Business Unit Multimedia and Executive Vice President and Head of Sales and Marketing for Sony Ericsson Mobile Communications.

The Board memberships and Ericsson holdings reported above are as of December 31, 2014.

1)	The number of shares includes holdings by related natural and legal persons, as well as holdings of any ADS, if applicable.

Auditor

According to the Articles of Association, the Parent Company shall have no less than one and no more than three registered public accounting firms as external independent auditor. Ericsson’s auditor is currently elected each year at the AGM pursuant to the Swedish Companies Act for a one-year mandate period. The auditor reports to the shareholders at General Meetings.

The duties of the auditor include:

•	Updating the Board of Directors regarding the planning, scope and content of the annual audit work

•

Reviewing the interim reports to assess that the financial statements are presented fairly in all material respects and providing review opinions over the interim reports for the third and fourth quarters and the year-end financial statements

•	Reviewing and providing an audit opinion over the Annual Report

•	Advising the Board of Directors of non-audit services performed, the consideration paid and other issues that determine the auditor’s independence.

Auditing work is carried out by the auditor continuously throughout the year. For further information on the contacts between the Board and the auditor, please see “Work of the Board of Directors” earlier in this Corporate Governance Report.

Current auditor

PricewaterhouseCoopers AB was elected auditor at the AGM 2014 for a period of one year, i.e. until the close of the AGM 2015.

PricewaterhouseCoopers AB has appointed Peter Nyllinge, Authorized Public Accountant, to serve as auditor in charge.

Fees to the auditor

Ericsson paid the fees (including expenses) for audit-related and other services listed in the table in Notes to the consolidated financial statements—Note C30, “Fees to auditors” in the Annual Report.

Ericsson Annual Report on Form 20-F 2014

Internal control over financial reporting 2014

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

In order to support high quality reporting and to meet the requirement of SOX, the Company has implemented detailed documented controls and testing and reporting procedures based on the internationally established 2013 COSO framework for internal control. The COSO framework is issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

To achieve these objectives, financial reporting and disclosure must be:

•	Transparent—enhancing understanding of the economic drivers and operational performance of the business, building trust and credibility.

•	Consistent—comparable in scope and level of detail to facilitate comparison between reporting periods.

•	Simple—to support understanding of business operations and performance and to avoid misinterpretations.

•	Relevant—with focus on what is relevant to Ericsson’s stakeholders or required by regulation or listing agreements, to avoid information overload.

•	Timely—with regularly scheduled disclosures as well as ad-hoc information, such as press releases on important events, performed in a timely manner.

•	Fair and equal—where all material information is published via press releases to ensure that the whole investor community receives the information at the same time.

•	Complete, free from material errors and a reflection of best practice – disclosures compliant with applicable financial reporting standards and listing requirements and in line with industry norms.

Ericsson’s website comprises comprehensive information on the Group, including:

•	An archive of annual and interim reports.

•	Access to recent news.

Disclosure controls and procedures

Ericsson has controls and procedures in place to allow for timely disclosure in accordance with applicable laws and regulations, including the US Securities Exchange Act of 1934, and under agreements with Nasdaq Stockholm and NASDAQ New York. These procedures also require that such information is provided to management, including the CEO and the CFO, so timely decisions can be made regarding required disclosure.

The Disclosure Committee comprises members with various expertise. It assists management in fulfilling their responsibility regarding disclosures made to the shareholders and the investment community. One of the main tasks of the committee is to monitor the integrity and effectiveness of the disclosure controls and procedures.

Ericsson has investments in certain entities that the Company does not control or manage. With respect to such entities, disclosure controls and procedures are substantially more limited than those maintained with respect to subsidiaries.

Ericsson’s President and CEO and the CFO evaluated the Company’s disclosure controls and procedures and concluded that they were effective at a reasonable assurance level as of December 31, 2014. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Internal control over financial reporting

Ericsson has integrated risk management and internal control into its business processes. As defined in the COSO framework, internal control is an aggregation of components such as a control environment, risk assessment, control activities, information and communication and monitoring.

During the period covered by the Annual Report 2014, there were no changes to the internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

Control environment

The Company’s internal control structure is based on the division of tasks between the Board of Directors and its Committees and the President and CEO. The Company has implemented a management system that is based on:

•	Steering documents, such as policies, directives and a Code of Business Ethics.

•	A strong corporate culture.

•	The Company’s organization and mode of operations, with well-defined roles and responsibilities and delegations of authority.

•	Several well-defined Group-wide processes for planning, operations and support.

Ericsson Annual Report on Form 20-F 2014

The most essential parts of the control environment relative to financial reporting are included in steering documents and processes for accounting and financial reporting. These steering documents are updated regularly to include, among other things:

•	Changes to laws.

•	Financial reporting standards and listing requirements, such as IFRS and SOX.

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

Subsidiaries and operating units prepare regular financial and management reports for internal steering groups and Company management. These include analysis and comments on financial performance and risks. The Board of Directors receives financial reports monthly. Ericsson has established whistleblower procedures for the reporting of alleged violations that:

•	are conducted by Group or local management, and

•	relate to corruption, questionable accounting or auditing matters or otherwise seriously affect vital interests of the Group or personal health and safety.

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

Ericsson Annual Report on Form 20-F 2014

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

Board of Directors

Stockholm, February 20, 2015

Telefonaktiebolaget LM Ericsson (publ)

Org. no. 556016–0680

Ericsson Annual Report on Form 20-F 2014

REMUNERATION REPORT

Introduction

This report outlines how the remuneration policy is implemented throughout Ericsson in line with corporate governance best practice, with specific references to Group management.

The work of the Remuneration Committee in 2014 and the remuneration policy are explained at the beginning of the report, followed by descriptions of plans and their outcome.

More details on the remuneration of Group management and Board members’ fees can be found in the Notes to the Consolidated financial statements—Note C28, “Information regarding members of the Board of Directors, the Group management and employees.”

Board member remuneration is resolved annually by the Annual General Meeting.

The Remuneration Committee

The Remuneration Committee advises the Board of Directors on a regular basis on the remuneration to the Group management, consisting of the Executive Leadership Team (ELT). This includes fixed salaries, pensions, other benefits and short-term and long-term variable compensation, all in the context of pay and employment conditions throughout Ericsson. The Remuneration Committee reviews and prepares for resolution by the Board:

•	Proposals on salary and other remuneration, including retirement compensation, for the President and CEO.

•	Proposals on targets for the short-term variable compensation for the President and CEO.

•	Proposals to the Annual General Meeting on guidelines for remuneration to the ELT.

•	Proposals to the Annual General Meeting on long-term variable compensation and similar equity arrangements.

The responsibility of the Remuneration Committee is also to:

•	Approve proposals on salary and other remuneration, including retirement compensation, for the Executive Vice Presidents and other ELT members.

•	Approve proposals on targets for the short-term variable compensation for the Executive Vice Presidents and other ELT members.

•	Approve pay out of the short-term variable compensation for the ELT, based on achievements and performance.

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

The Remuneration Committee has appointed an independent expert advisor, Piia Pilv, to assist and advise the Committee. The independent advisor provided no other services to the Company during 2014. The Remuneration Committee is also furnished with national and international pay data collected from external survey providers and can call on other independent expertise, should it so require. The Chairman strives to ensure that contact is maintained, as necessary and appropriate, with shareholders regarding remuneration.

Further information on the Remuneration Committee and its responsibilities can be found in the Corporate Governance Report. These responsibilities, together with the Guidelines for remuneration to Group management (ELT) and the Long-Term Variable (LTV) compensation program is reviewed and evaluated annually in light of matters such as changes to corporate governance best practice or changes to accounting, legislation, political opinion or business practices among peers. This helps to ensure that the policy continues to provide Ericsson with a competitive remuneration strategy.

The Guidelines for remuneration to Group management are, in accordance with Swedish law, brought to shareholders annually for approval.

The Remuneration Committee met six times during the year 2014.

Remuneration policy

Remuneration at Ericsson is based on the principles of performance, competitiveness and fairness. The remuneration policy, together with the mix of remuneration elements, is designed to reflect these principles by creating a balanced remuneration package. The Guidelines for remuneration to Group management 2014, approved by the AGM, can be found in Note C28. The auditor’s report regarding whether the company has complied with the guidelines for remuneration to the ELT during 2014 is posted on the Ericsson website.

Ericsson Annual Report on Form 20-F 2014

The winter meetings focused on following up on results from the 2013 variable compensation programs and preparing proposals to shareholders for the 2014 Annual General Meeting (AGM). Based on the Committee’s proposal, the AGM decided to adjust the 2014 Guidelines for Remuneration to Group management by deleting the reference to normal retirement age between 60 and 65 years. The reason for this change is that all new retirement schemes for ELT members are defined contribution plans and thus the retirement age is not relevant. Also, the Committee proposed to the Board of Directors to approve the LTV 2011 vesting result. In the summer, the committee reviewed alternative LTV plan designs. The Committee based its considerations on business needs, analyses and reviews of the global market trends and feedback from shareholders and institutions. Supported by the independent advisor, the Committee reviewed the competitiveness of the ELT remuneration in the global market. The Committee also reviewed the ELT severance conditions and adjusted two ELT members’ remuneration following a re-organization.

Evaluation of the Guidelines for remuneration to Group management and of the LTV program

The Remuneration Committee supports the Board with the review and evaluation of the Guidelines for remuneration to Group management and Ericsson’s application of these guidelines. The Committee and the Board have concluded that the guidelines remain valid and right for Ericsson and that the guidelines should not be materially changed for 2015.

Furthermore, the Remuneration Committee is of the opinion that the LTV program fulfills the defined objectives to promote “One Ericsson”. The number of participants as of December 1, 2014 was approximately 32,000 employees, compared to 29,000 employees as of December 1, 2013. The evaluation also confirms that the Key Contributor Retention Plan meets the purpose of retaining the Company’s key employees. The voluntary attrition rate among Key Contributors is about two-thirds compared to the attrition rate in the total number of employees. After a thorough review of alternative LTV designs, the Committee concluded not to propose any changes in the 2015 Executive Performance Stock plan, but will continue to explore alternatives.

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

Ericsson Annual Report on Form 20-F 2014

Summaries of 2014 short- and long-term variable compensation

What we call it	What is it?	What is the objective?	Who participates?	How is it earned?
Short-term: Compensation delivered over twelve months or less

Fixed salary	Fixed compensation paid at set times	Attract and retain employees, delivering part of annual compensation in a predictable format	All employees	Market appropriate levels set according to position and evaluated according to individual performance

Short-Term Variable compensation (STV)	A variable plan that is measured and paid over a single year	Align employees with clear and relevant targets, providing an earnings opportunity in return for performance, and flexible cost	Enrolled employees, including Executive Leadership Team. Approximately 86,000 in 2014	Achievements against set targets. Reward can increase to up to twice the target level and decrease to zero, depending on performance

Sales Incentive Plans	Tailored versions of the STV	As for STV, tailored for local or business requirements, such as sales	Employees in sales. Approximately 3,000 in 2014	Similar to STV. All plans have maximum award and vesting limits

Long-term: Compensation delivered over three years or more

Stock Purchase Plan (SPP)	All-employee stock-based plan	Reinforce a “One Ericsson” mentality and align employees’ interests with those of shareholders	All employees are eligible	Buy one share and it will be matched by one share after three years if still employed

Key Contributor Retention Plan (KC)	Share-based plan for selected individuals	Recognize, retain and motivate key contributors for performance, critical skills and potential	Up to 10% of employees	If selected, get one more matching share in addition to the SPP one

Executive Performance Stock Plan (EPSP)	Share-based plan for senior managers	Compensation for long-term commitment and value creation	Senior managers, including Executive Leadership Team	Get up to four, six or, for CEO, nine further shares matched to each SPP share for long-term performance

Ericsson measures business performance according to five categories of measurements derived from the overall strategy: growing sales faster than market, best-in-class operating margin, strong cash conversion, customer satisfaction and employee engagement. These categories form the basis for the short- and long-term variable compensation programs and set the framework of what measurements shall be used for variable compensation.

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

The chart on previous page illustrates how payouts to the ELT have varied with performance over the past five years.

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

During 2014, approximately 89,000 employees participated in short-term variable compensation plans.

Short-term variable compensation structure

	Short-term variable compensation as percentage of fixed salary			Percentage of short-term variable compensation maximal opportunity
	Target level	Maximum level	Actual paid	Group financial targets	Unit/functional financial targets	Non-financial targets
CEO 2013	40%	80%	25%	100%	0%	0%
CEO 2014	80%	160%	99%	100%	0%	0%
Average ELT 20131)	37%	74%	36%	53%	25%	22%
Average ELT 20141)	54%	107%	59%	46%	23%	31%

1)	Excludes CEO, differences in target and maximum levels from year to year are due to changes in the composition of the ELT.

Long-term variable compensation

Share-based long-term variable compensation plans are submitted each year for approval by shareholders at the AGM. All long-term variable compensation plans are designed to form part of a well-balanced total remuneration package and to span over a minimum of three years. As these are variable plans, outcomes are unknown and rewards depend on long-term personal investment, corporate performance and resulting share price performance. During 2014, share-based compensation was made up of three different but linked plans: the all-employee Stock Purchase Plan, the Key Contributor Retention Plan and the Executive Performance Stock Plan.

The Stock Purchase Plan

The all-employee Stock Purchase Plan is designed to offer, where practicable, an incentive for all employees to participate. This reinforces “One Ericsson,” aligned with shareholder interests. Employees can save up to 7.5% of gross fixed salary (the President and CEO can save up to 10% of gross fixed salary and short-term variable compensation) for purchase of Class B shares at market price on Nasdaq Stockholm or ADSs on NASDAQ New York (contribution shares) over a 12-month period. If the contribution shares are retained by the employee for three years after the investment and employment with the Ericsson Group continues during that time, the employee’s shares will be matched with a corresponding number of Class B shares or ADSs, as applicable. The plan was introduced in 2002 and employees in 71 countries participated during its first year. In December 2014, the number of participants was over 32,000, or approximately 30% of eligible employees in 102 countries.

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

Ericsson Annual Report on Form 20-F 2014

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

To support the long-term strategy and value creation of the Company, new targets have been in place since the 2011 plan. At the AGM 2014, the following targets for the 2014 Executive Performance Stock Plan were resolved on proposal by the Board:

•	Net Sales Growth: Up to one-third of the award will vest if the compound annual growth rate of consolidated net sales is between 2 and 8% comparing 2016 financial results to 2013.

•	Operating Income Growth: Up to one-third of the award will vest if the compound annual growth rate of consolidated operating income is between 5 and 15% comparing 2016 financial results to 2013.

•

Cash Conversion: Up to one third of the award will vest if cash conversion is at or above 70% during each of the years 2014-2016 and vesting one ninth of the total award for each year the target is achieved.

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

Remuneration policy in practice

Ericsson has taken a number of measures over the years to enhance the understanding of how the company translates remuneration principles and policy into practice. The first step was the launch of an internal remuneration website, which provides e-learning and training program solutions targeted for line managers. This was followed by the development and implementation of an Integrated Human Resources IT tool. During 2014 enhancements of the IT tool and intensified briefings of line managers on pay principles and their practical execution enabled further progress towards a globally consistent implementation of core principles while allowing room for adaptation to local legislation and pay markets.

Ericsson Annual Report on Form 20-F 2014

ERICSSON AND THE CAPITAL MARKET

Purpose of the capital markets communications

Ericsson’s overall goal is to create shareholder value. This is achieved through a number of objectives, both financial and non-financial, including growing faster than the market with best-in-class margins and strong cash conversion.

The communication with the capital market aims to support the Company’s overall goal by ensuring increased understanding and decreased volatility through transparency and clear messages. The Investor Relations department serves as the bridge between the Company’s strategic planning, development and activities, and the external valuation and perception.

Transparency means giving transparent, relevant and consistent communication, on a timely, fair and equal basis and making sure the stakeholders are updated. Over the years, the stakeholders have become more diverse, which has increased the importance of clear and concise messages to the financial market.

Goals and measurement

Perception studies are carried out on a regular basis to gauge the perceptions of messages at capital markets days, the web site, road shows and the availability of IR and the executive management.

Ericsson aims to maintain a long-term relationship with its owners, and the IR department monitors shareholder turnover on a regular basis.

IR activities are linked to the Company strategy and development

Throughout the year, the IR department carries out a number of activities aiming at meeting the goals of transparent communication and increased understanding; capital markets days, road shows, meetings with investors and analysts etc. IR also participates in all communications surrounding the Company’s activities, product launches, quarterly earnings, M&A-activities etc, to ensure that financial communication is clear and relevant for the capital market.

Working with other functions in the company

IR also works together with other Group functions, e.g. Strategy and Treasury. While communication with the rating institutions primarily falls with Treasury, the IR department is also involved on a regular basis.

With strong growth in Ericsson’s operations in the US, coupled with a larger shareholder base, the US market has grown in importance in recent years. To match strong operations with local funding, Ericsson launched a bond program in the US in 2012. Treasury and IR do a joint annual roadshow to meet bondholders in the US market.

Activities at Industry events

IR also participates at important industry events such as the annual Mobile World Congress. The IR activities include communication relating to important Company news, but also setting up meetings between Company spokespeople and different stakeholders to facilitate their understanding of how important news and activities relate to the Company’s goals and strategy.

IR in Transformation

Ericsson is transforming from a leader in telecommunications and related services into a leader in the ICT arena.

Important activities during the year

•	At the Mobile World Congress in Barcelona in February, Ericsson announced several new products and contracts. Investor and analysts meetings were held with management and spokespersons.

•

At the Annual General Meeting of shareholders in April, CEO Hans Vestberg outlined the vision to hold the leadership position in the rapidly developing Networked Society, and talked about the ongoing transition in the Company.

•	CEO Hans Vestberg made a key note speech and held investor meetings at an investor conference in Paris in June.

Ericsson Annual Report on Form 20-F 2014

Important events during the year

New stakeholders – new focus areas

Simultaneously, the stakeholders in the capital market have also transformed in recent years; from industry-specialists focusing on the technology sector to generalists covering several sectors. It has become increasingly important for the financial communication to make it easy for stakeholders to make the connection between the Company’s activities and development and its long-term strategy, thus putting higher demands on clear messages.

With almost two thirds of Ericsson’s holdings outside of Sweden, IR needs to have an understanding of focus areas, questions and issues in other parts of the world. The demand for availability at a global level also means working with other tools besides regular meetings, such as digital media.

•

During the UN week in New York, CEO Hans Vestberg and Elaine Weidman-Grunewald, head of Sustainability and Corporate Responsibility (CR), talked about Ericsson’s role and vision of the Networked Society and how Sustainability and CR is an integral part of this vision.

•	In November, Ericsson arranged the annual Capital Markets Day in Stockholm with more than 200 participants.

•	CFO Jan Frykhammar held a speech and investor meetings at an investor conference in Barcelona in November.

Ericsson Annual Report on Form 20-F 2014

SHARE INFORMATION

Share trading

The Ericsson Class A and Class B shares are listed on Nasdaq Stockholm. In the United States, the Class B shares are listed on NASDAQ New York in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR) under the symbol ERIC. Each ADS represents one Class B share.

In 2014, approximately 1.9 (2.0) billion shares were traded on Nasdaq Stockholm and approximately 1.0 (1.0) billion ADS were traded in the United States (incl. NASDAQ New York). A total of 2.9 (3.0) billion Ericsson shares were thus traded on the exchanges in Stockholm and in the United States. Trading volume in Ericsson shares decreased by approximately 4% on Nasdaq Stockholm and is unchanged in the United States compared to 2013. With the implementation of the Mifid directive in the EU, share trading has become increasingly fragmented across a number of venues and trading categories. Trading on multilateral trading facilities (MTFs) and other venues have gained market shares from stock exchanges like Nasdaq Stockholm.

Trading in Stockholm represented 37 percent of total trading in 2014, compared with more than 50 percent in 2010. Total trading in Ericsson B on all venues combined, has decreased slightly over the past five years, from 6.8 billion shares in 2010 to 5.5 billion shares in 2014. Over the same period, trading of Ericsson ADS in the US has decreased from 1.6 billion ADS to 1 billion ADS.

This development, with decreasing share of trading volumes in Stockholm, is in line with the development for other Swedish Large Cap shares.

The Ericsson share

Share listings
Nasdaq Stockholm
NASDAQ New York

Share data
Total number of shares in issue	3,305,051,735
of which Class A shares, each carrying one vote1)	261,755,983
of which Class B shares, each carrying one tenth of one vote1)	3,043,295,752
Ericsson treasury shares, Class B	63,450,558
Quotient value	SEK 5.00
Market capitalization, December 31, 2014	approx. SEK 310 b.
ICB (Industry Classification Benchmark)	9500

1)	Both classes of shares have the same rights of participation in the net assets and earnings.

Ticker codes
Nasdaq Stockholm	ERIC A/ERIC B
NASDAQ New York	ERIC
Bloomberg Nasdaq Stockholm	ERICA SS/ERICB SS
Bloomberg NASDAQ	ERIC US
Reuters Nasdaq Stockholm	ERICa.ST/ERICb.ST
Reuters NASDAQ	ERIC.O

Changes in number of shares and capital stock 2010–2014

		Number of shares	Share capital (SEK)
2010	December 31	3,273,351,735	16,366,758,678
2011	December 31	3,273,351,735	16,366,758,678
2012	June 29, new issue (Class C shares, later converted to Class B)	31,700,000	158,500,000
2012	December 31	3,305,051,735	16,525,258,678
2013	December 31	3,305,051,735	16,525,258,678
2014	December 31	3,305,051,735	16,525,258,678

Share performance indicators

	2014	2013	2012	2011	2010
Earnings per share, diluted (SEK)1)	3.54	3.69	1.78	3.77	3.46
Operating income per share (SEK)2)3)	5.19	5.53	3.25	5.58	7.42
Stockholders’ equity per share, basic, end of period (SEK)4)	44.51	43.39	42.51	44.57	45.34
P/E ratio	26	21	36	19	22
Total shareholder return (%)	24	25	–3	–7	22
Dividend per share (SEK)5)	3.40	3.00	2.75	2.50	2.25

1)	Calculated on average number of shares outstanding, diluted.
2)	Calculated on average number of shares outstanding, basic.
3)	For 2010 excluding restructuring charges.
4)	Calculated on number of shares, end of period.
5)	For 2014 as proposed by the Board of Directors.

For definitions of the financial terms used, see Glossary, Financial Terminology and Exchange Rates.

Ericsson Annual Report on Form 20-F 2014

Share trend

In 2014, Ericsson’s total market capitalization increased by 20.1% to SEK 310 billion, compared to an increase by 20.3% reaching SEK 258 billion in 2013. The index, OMX Stockholm, on Nasdaq Stockholm increased by 11.9% in 2014 and the NASDAQ composite index increased by 13.4%. The S&P 500 Index increased by 11.4%.

Ericsson Annual Report on Form 20-F 2014

Share and ADS prices

Principal trading market—Nasdaq Stockholm—share prices

The table below states the high and low share prices for the Class A and Class B shares as reported by Nasdaq Stockholm for the last five years. Trading on the exchange generally continues until 5:30 p.m. (CET) each business day. In addition to trading on the exchange, there is trading off the exchange and on alternative venues during trading hours and also after 5:30 p.m. (CET).

Nasdaq Stockholm publishes a daily Official Price List of Shares which includes the volume of recorded transactions in each listed stock, together with the prices of the highest and lowest recorded trades of the day. The Official Price List of Shares reflects price and volume information for trades completed by the members. The equity securities listed on the Nasdaq Stockholm Official Price List of Shares currently comprise the shares of 269 companies.

Host market NASDAQ New York—ADS prices

The table below states the high and low share prices quoted for the ADSs on NASDAQ New York for the last five years. The NASDAQ New York quotations represent prices between dealers, not including retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

Share prices on Nasdaq Stockholm

(SEK)	2014	2013	2012	2011	2010
Class A at last day of trading	88.25	74.50	63.90	69.55	74.00
Class A high (December 29, 2014)	91.80	86.95	72.00	93.60	88.40
Class A low (January 23, 2014)	71.55	50.00	55.55	59.05	65.20
Class B at last day of trading	94.35	78.50	65.10	70.40	78.15
Class B high (December 29, 2014)	96.40	90.95	71.90	96.65	90.45
Class B low (January 24, 2014)	75.05	64.50	55.90	61.70	65.90

Source: Nasdaq Stockholm.

Share prices on NASDAQ New York

(USD)	2014	2013	2012	2011	2010
ADS at last day of trading	12.10	12.24	10.10	10.13	11.53
ADS high (April 9, 2014)	13.61	14.22	10.60	15.44	12.39
ADS low (October 27, 2013)	11.20	9.78	8.23	8.83	9.40

Source: NASDAQ New York.

Share prices on Nasdaq Stockholm and NASDAQ New York

	Nasdaq Stockholm				NASDAQ New York
	SEK per Class A share		SEK per Class B share		USD per ADS1)
Period	High	Low	High	Low	High	Low
Annual high and low
2010	88.40	65.20	90.45	65.90	12.39	9.40
2011	93.60	59.05	96.65	61.70	15.44	8.83
2012	72.00	55.55	71.90	55.90	10.60	8.23
2013	86.95	50.00	90.95	64.50	14.22	9.78
2014	91.80	71.55	96.40	75.05	13.61	11.20

Quarterly high and low
2013 First Quarter	84.55	62.90	86.40	64.50	13.46	9.78
2013 Second Quarter	80.20	69.65	83.15	72.40	12.60	10.67
2013 Third Quarter	86.95	71.00	90.95	74.10	14.22	11.26
2013 Fourth Quarter	82.75	50.00	87.10	76.05	13.71	11.59
2014 First Quarter	82.00	71.55	86.25	75.05	13.37	11.52
2014 Second Quarter	84.10	74.15	88.55	77.55	13.61	11.83
2014 Third Quarter	89.95	74.50	94.45	77.90	13.28	11.50
2014 Fourth Quarter	91.80	76.05	96.40	81.05	12.74	11.20

Monthly high and low
September 2014	89.95	82.00	94.45	86.15	13.28	12.30
October 2014	87.35	76.05	91.95	81.05	12.59	11.20
November 2014	89.85	81.00	94.45	85.65	12.71	11.57
December 2014	91.80	83.45	96.40	88.45	12.74	11.70
January 2015	99.00	88.75	104.80	92.90	12.44	11.75
February 2015	104.90	95.50	109.90	99.85	13.07	12.01

1)	One ADS = 1 Class B share.

Source: Nasdag Stockholm and NASDAQ New York.

Ericsson Annual Report on Form 20-F 2014

Shareholders

As of December 31, 2014, the Parent Company had 482,025 shareholders registered at Euroclear Sweden AB (the Central Securities Depository—CSD), of which 952 holders had a US address. According to information provided by the Company’s depositary, Deutsche Bank, there were 233,146,314 ADSs outstanding as of December 31, 2014, and 4,127 registered holders of such ADSs. A significant number of Ericsson ADSs are held by banks, brokers and/or nominees for the accounts of their customers. As of January 15, 2015, the total number of bank, broker and/or nominee accounts holding Ericsson ADSs was 156,271.

According to information known at year-end 2014, approximately 87% of the Class A and Class B shares were owned by institutions, Swedish and international. The major shareholders do not have different voting rights than other shareholders holding the same classes of shares. As far as Ericsson knows, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) separately or jointly.

The table shows the total number of shares in the Parent Company owned by the Executive Leadership Team and Board members (including Deputy employee representatives) as a group as of December 31, 2014.

The Executive Leadership Team and Board members, ownership

	Number of Class A shares	Number of Class B shares	Voting rights, percent
The Executive Leadership Team and Board members as a group (31 persons)	0	1,060,685	0.02%

Includes shares held via endowment insurance, for more info see page 117, note 3 For individual holdings, see Corporate Governance Report.

Share distribution1)

Holding	No. of shareholders	No. of shares A	No. of shares B	Percentage of share capital	Percentage of voting rights	Market value (MSEK)
1–500	383,779	1,334,383	51,676,575	1.60%	1.15%	4,993
501–1,000	45,662	984,648	33,135,228	1.03%	0.76%	3,213
1,001–5,000	43,524	2,911,050	90,255,636	2.82%	2.11%	8,773
5,001–10,000	5,019	1,132,802	34,349,148	1.07%	0.81%	3,341
10,001–15,000	1,260	559,143	14,946,325	0.47%	0.36%	1,460
15,001–20,000	593	355,152	10,165,451	0.32%	0.24%	990
20,001–	2,188	254,478,805	2,808,653,740	92.68%	94.57%	287,454

Total, December 31, 20142)	482,027	261,755,983	3,043,295,752	100.00%	100.00%	310,235

1)	Source: Euroclear
2)	Includes a nominee reporting discrepancy of 113,649 shares.

The following table shows share information, as of December 31, 2014, with respect to the 15 largest shareholders, ranked by voting rights, as well as their percentage of voting rights as of December 31, 2014, 2013 and 2012.

Largest shareholders, December 31, 2014 and percentage of voting rights, December 31, 2014, 2013 and 2012

Identity of person or group1)	Number of Class A shares	Of total Class A shares, percent	Number of Class B shares	Of total Class B shares, percent	2014 Voting rights, percent	2013 Voting rights, percent	2012 Voting rights, percent
Investor AB	115,762,803	44.23	59,284,545	1.95	21.50	21.50	21.37
AB Industrivärden	86,052,615	32.88	0	0.00	15.20	15.21	14.96
Handelsbankens Pensionsstiftelse	27,430,790	10.48	0	0.00	4.85	3.62	3.72
Dodge & Cox, Inc.	0	0.00	117,579,896	3.79	2.08	1.36	1.14
AFA Försäkring AB	11,423,000	4.36	2,171,761	0.07	2.06	2.10	2.18
Swedbank Robur AB	13,270	0.01	107,803,564	3.54	1.91	2.16	2.71
AMF Pensionsförsäkring AB	0	0.00	104,826,878	3.44	1.85	1.34	1.26
Livförsäkringsbolaget Skandia	7,218,395	2.76	16,539,057	0.54	1.57	1.32	1.31
BlackRock Fund Advisors	0	0.00	82,330,468	2.71	1.45	1.45	1.37
Aberdeen Asset Managers Ltd.	0	0.00	67,308,122	2.21	1.19	0.71	1.16
Norges Bank Investment Management	0	0.00	64,394,664	2.12	1.14	1.15	1.36
Handelsbanken Asset Management	630,341	0.24	51,612,963	1.70	1.02	0.85	1.07
OppenheimerFunds, Inc.	0	0.00	57,884,322	1.90	1.02	1.09	1.10
State Street Global Advisors (US)	603	0.00	51,819,852	1.69	0.92	0.77	0.07
The Vanguard Group, Inc.	0	0.00	43,488,591	1.42	0.77	0.66	0.53
Others	13,224,166	5.05	2,216,251,069	72.92	41.49	44.71	44.69

Total	261,755,983	100	3,043,295,752	100	100	100	100

1)	Source: Nasdaq

Ericsson Annual Report on Form 20-F 2014

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

Agent in the US: Ericsson Inc., Vice President Legal Affairs, 6300 Legacy Drive, Plano, Texas 75024. Telephone number: +1 972 583 0000.

Shares: Ericsson’s Class A and Class B shares are traded on Nasdaq Stockholm. In the US, our American Depository Shares (ADS), each representing one underlying Class B share, are traded on NASDAQ New York.

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

Exchange rates

The following tables provide information with respect to the exchange rate for SEK per USD 1.00, based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate of March 20, 2015, was SEK 8.6443 per USD 1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Average Exchange rates

Year ended December 31	Average
2010	7.1895
2011	6.4263
2012	6.7247
2013	6.5152
2014	6.9222

Exchange rates, monthly high and low

Month	High	Low
September 2014	7.2600	7.0127
October 2014	7.3971	7.1632
November 2014	7.4754	7.3605
December 2014	7.8245	7.4119
January 2015	8.2732	7.8847
February 2015	8.2265	8.4193

Effects of exchange rate fluctuations on our business is described in the Notes to the Consolidated Financial Statements—Note C20, “Financial Risk Management and Financial Instruments.” Noon buying rates are not used in the preparation of our financial statements.

Ericsson Annual Report on Form 20-F 2014

Primary manufacturing and assembly facilities

We continuously adjust our production capacity to meet expected customer demand. During 2014, our overall capacity utilization was around 85%. The table “Primary manufacturing and assembly facilities” summarizes where we have major sites and the total floor space at year-end. The majority of the floor space within our production facilities is used for assembly and verification.

Primary manufacturing and assembly facilities

	2014		2013		2012
	Sites	Thousands of sq meters	Sites	Thousands of sq meters	Sites	Thousands of sq meters
Sweden	4	20.7	4	67.2	7	125.1
China	3	19.8	5	32.8	5	83.5
Estonia	1	9.1	1	23.7	1	23.7
Italy	1	16.0	1	16.0	1	10.5
Brazil	1	25.3	1	25.3	1	37.4
Mexico	1	0.8	1	0.8	1	0.6
India	1	24.5	1	24.5	1	25.0

Total	12	116.2	14	190.3	17	305.8

Operating results for the years ended December 31, 2013 and 2014

Refer to Board of Directors’ Report.

Operating results for the years ended December 31, 2012 and 2013

Business in 2013

Ericsson’s sales ended at SEK 227.4 billion. The focus on profitability started to pay off and operating margin for the Group gradually improved in 2013, despite significant currency headwind, driven primarily by improvements in Networks and Network Roll-out.

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

Income statement

Reported sales for 2013 were flat and amounted to SEK 227.4 (227.8) billion. During the year sales were negatively impacted by strong currency headwind and lower sales in North East Asia, driven by lower GSM investments in China combined with lower project activity in Japan and South Korea. In North America CDMA sales declined by –50% to SEK 4.2 (8.4) billion.

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

Ericsson Annual Report on Form 20-F 2014

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

Ericsson Annual Report on Form 20-F 2014

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

Global Services operating margin was 6% (6%). Network Roll-out margin gradually improved during the year due to the declining dilutive effect from European network modernization projects as well as the ongoing efficiency programs. Professional Services operating margin was 14% (14%).

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

Ericsson decided to take over the design, development and sales of the thin LTE multi-mode modem solutions as these are seen as an important part of the Ericsson vision of 50 billion connected devices in the Networked Society. The ambition is to be among the top three suppliers in the thin-modem market.

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

Ericsson Annual Report on Form 20-F 2014

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

Ericsson Annual Report on Form 20-F 2014

Where the registered holder is a nominee, the nominee receives, for the account of the beneficial owner, dividends and, on issues of shares with preferential rights for the shareholders, shares, as well as rights. Dividends are remitted in a single payment to the nominee who is responsible for the distribution of such dividends to the beneficial owner. A similar procedure is adopted for share issues. Specific authority to act as a nominee must be obtained from Euroclear. At the request of Euroclear, the nominee must provide information about all beneficial holders of shares to Euroclear. Euroclear is required to keep a register with regard to any holding on behalf of a single beneficial owner in excess of 500 shares in any one company. This list is prepared every third month and must reveal the names of the beneficial owner and be open to public inspection.

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

Purchase of Own Shares

A Swedish public limited liability company whose shares are traded on a regulated market place within the European Economic Area (“EEA”) or a market place comparable to a regulated market place outside the EEA is entitled to purchase its own shares under certain conditions. A purchase by us of our own shares may take place only if (a) the purchase has been decided upon by a general meeting of shareholders or the Board has been authorized by a general meeting of shareholders, in both cases by a two thirds majority of votes cast at the meeting as well as two-thirds of the shares represented at the meeting, (b) the purchase is effected on a regulated market place within the EEA or a market place comparable to a regulated market place outside the EEA (in the latter case with the approval of the Swedish Financial Supervisory Authority the “SFSA”) or pursuant to an offer to all shareholders or holders of a specific class of shares, (c) the Company’s restricted equity will still be fully covered and the purchase is justifiable taken into account the type of business activities of the Company and the group, their scope and risks related thereto and the Company’s and the group’s need for financial resources, its liquidity and

Ericsson Annual Report on Form 20-F 2014

financial position, and (d) we and our subsidiaries do not hold or, as a result of purchase, will not hold in excess of 10% of all our outstanding shares. As of December 31, 2014, the Company held an aggregate of 63,450,558 treasury stock of Class B shares.

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

Specific tax provisions may apply for certain categories of taxpayers. Your tax treatment if you are a holder of Class B shares or ADSs depends in part on your particular situation. If you are a holder of Class B shares or ADSs, you should therefore consult a tax advisor as to the tax consequences relating to your particular circumstances resulting from the ownership of Class B shares or ADSs.

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

Taxation on Capital Gains

Generally, non-residents of Sweden are not liable for Swedish capital gains taxation with respect to the sale of ADSs or Class B shares. However, under Swedish tax law, capital gains from the sale of shares in Swedish companies and certain other securities by an individual may be taxed in Sweden at a rate of 30% if the seller has been a resident of Sweden or has lived permanently in Sweden at any time during the year of the sale or the 10 calendar years preceding the year of the sale (absent treaty provisions to the contrary). The provision is applicable to ADSs or Class B shares. From 1 January 2008 the rule has been extended so that it also applies to shares in foreign companies, provided that the shares were acquired during the time that the person was liable to tax in Sweden.

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

Ericsson Annual Report on Form 20-F 2014

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

Sale or Exchange of ADSs or Class B shares

Subject to the passive foreign investment company rules discussed below, you will generally recognize capital gain or loss on the sale or other disposition of the ADSs or Class B shares equal to the difference between the USD value of the amount realized and your adjusted tax basis (determined in USD) in the ADSs or Class B shares. Such gain or loss will generally be treated as arising from U.S. sources for foreign tax credit limitation purposes.

The amount realized on a disposition of ADSs or Class B shares will generally be the amount of cash you receive for the

Ericsson Annual Report on Form 20-F 2014

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

You will have a tax basis in any foreign currency received equal to the USD amount realized. Any gain or loss you realize on a subsequent sale or conversion of foreign currency will be U.S. source ordinary income or loss.

Passive Foreign Investment Company Status

A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2014. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the value of our assets, as determined from time to time. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relevant provisions of the Code. You should consult your own tax advisors about the consequences of our potential classification as a PFIC.

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

If we are a PFIC for any taxable year, you will also be deemed to own shares in any of our subsidiaries that are also PFICs in such a year. As an alternative to the special rules described above, holders of “marketable stock” in a PFIC may elect mark-to-market treatment with respect to their ADSs or Class B shares. ADSs or Class B shares will not be considered marketable stock unless they are regularly traded on a qualified exchange or other market. If the mark-to-market election is available and you elect mark-to-market treatment you will, in general, include as ordinary income each year an amount equal to the increase in value of your ADSs or Class B shares for that year (measured at the close of your taxable year) and will generally be allowed a deduction for any decrease in the value of your ADSs or Class B shares for the year, but only to the extent of previously included mark-to-market income. In addition, any gain you recognize upon the sale or other disposition of the ADSs or Class B shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of previously included mark-to-market income. Any loss in excess of previously included mark-to-market income will be treated as a capital loss. However, a mark-to-market election would likely be unavailable with respect to your proportionate share in any of our subsidiaries that are PFICs.

If you own ADSs or Class B shares during any year in which we are a PFIC, you will generally be required to make an annual return on IRS Form 8621.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends paid in respect of ADSs or Class B shares and the proceeds received on the sale or exchange of the ADSs or Class B shares within the United States or by a broker with certain United States connections. Backup withholding may apply to payments to you of dividends paid in respect of ADSs or Class B shares or the proceeds of a sale or other disposition of ADSs or Class B shares if you fail to provide an accurate taxpayer identification number (certified on IRS Form W–9) or, upon request, to certify that you are not subject to backup withholding, or otherwise to comply with the applicable requirements of backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and a refund of any excess amount withheld under the backup withholding rules may be obtained by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

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

Ericsson Annual Report on Form 20-F 2014

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

Fees payable by the Depositary to the Issuer

On January 7, 2014, Ericsson entered into a deposit agreement with Deutsche Bank Trust Company America (“Deutsche Bank”), which replaced Citibank as the depositary of our ADSs. Deutsche Bank has agreed to reimburse Ericsson a minimum of USD 4.2 million per year for expenses related to our ADS program (the “Program”), including Program-related legal fees, expenses related to investor relations in the US, US investor presentations, fees in relation to the preparation of our Form 20-F and Form 6-K reports and SOX and NASDAQ compliance. In addition, Deutsche Bank has agreed to reimburse Ericsson a percentage of the revenues collected by Deutsche Bank as a result of charging dividend or administrative fees from our ADS holders.

Deutsche Bank has further agreed to waive the costs associated with the administration of the Program and reporting services. In 2014, the total amount of such expenses was USD 88,261.14.

During 2014, Deutsche Bank also reimbursed Ericsson an amount of USD 25,000 for expenses related to the transfer of the depositary bank program from Citibank to Deutsche Bank.

NASDAQ and SEC corporate governance requirements

Ericsson, as a company whose shares are listed on NASDAQ New York, is subject to the listing requirements and certain of the corporate governance requirements of NASDAQ New York and to the rules of the SEC.

All members of the Audit Committee of a NASDAQ New York-listed company must be independent in accordance with NASDAQ New York and SEC rules. SEC rules include a specific exemption from these independence requirements for Audit Committee members of foreign private issuers who are non-executive employee representatives appointed to the Audit Committee pursuant to local law. The Company relies on this exemption, and does not consider that such reliance materially adversely affects the ability of the Audit Committee to act independently or to satisfy other SEC requirements applicable to Audit Committees.

Under NASDAQ New York rules, Ericsson is permitted to follow home country practices in lieu of certain NASDAQ corporate governance requirements that would apply to US companies listed on NASDAQ New York. The rules require disclosures regarding the ways in which Ericsson’s corporate governance practices differ from those required of US companies under the rules of NASDAQ New York.

These differences include the following:

•	Employee representatives are appointed to Ericsson’s Board of Directors and serve on Committees (including the Audit and the Remuneration Committees) in accordance with Swedish law

•

Employee representatives on the Ericsson Board and Committees may attend all meetings of the Board and committees on which they serve (including those of the Audit and the Remuneration Committees) in accordance with Swedish law

•

In accordance with Swedish market practices, the Nomination Committee is not fully comprised of Board members. In addition to the Chairman of the Board, representatives of the four largest shareholders are appointed as members of the Nomination Committee of Ericsson.

•

The determination regarding independence of Board members for purposes of the NASDAQ New York rules is made by the Nomination Committee prior to the Annual General Meeting (“AGM”) instead of the Board. Before the AGM 2014, the Nomination Committee determined that the following Board members were independent under the NASDAQ rules: Roxanne S. Austin, Sir Peter L. Bonfield, Nora Denzel, Börje Ekholm, Alexander Izosimov, Leif Johansson, Ulf J. Johansson, Sverker Martin-Löf, Kristin Skogen Lund, Jacob Wallenberg and Pär Östberg. When appointing members to the Committees of the Board, the Board of Directors makes determinations regarding Committee member independence.

•	The Board of Directors does not have regularly scheduled meetings with only independent directors present.

•	The external auditor is proposed by the Nomination Committee in cooperation with the Audit Committee and is elected by the shareholders.

•

NASDAQ New York rules applicable to US companies require the consideration of six factors relating to the independence of compensation consultants, legal counsel or other advisers retained by compensation or remuneration committees. Consistent with Swedish practices, the Remuneration Committee’s procedures addressing independence of advisers do not expressly require the consideration of those six factors.

•	Ericsson does not solicit proxies for shareholder meetings, which is in accordance with Swedish practices and rules.

•

There are no minimum quorum requirements for shareholder meetings under Swedish law, except under certain limited circumstances. Certain resolutions requiring special quorums and majorities are described in our Memorandum and Articles of Association.

•

Some of the requirements addressed by NASDAQ New York rules are included in the Swedish Corporate Governance Code or the work procedure for the Board of Directors instead of Committee charters. The work procedure establishes the attribution of various responsibilities among the Board, its Committees and the President and CEO. It is reviewed, evaluated and adopted by the Board whenever necessary, but at least once a year.

Ericsson Annual Report on Form 20-F 2014

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

All non-audit related services provided by the independent auditors were pre-approved in 2014.

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

During 2014, Ericsson sold telecommunications infrastructure related products and services in Iran to MTNIrancell and to Mobile Communication Company of Iran (“MCCI”), telecommunications companies operating in Iran. During the year, Ericsson also had discussions with Sherkate Khadamate Ertebati Rightel (“Rightel”) relating to sales by Ericsson of telecommunications infrastructure related product and services to Rightel. During 2014, Ericsson’s gross revenue (reported as net sales) related to sales to MTNIrancell and MCCI in Iran was approximately SEK 3,057 million. Ericsson does not normally allocate net profit (reported as net income) on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its operating income (income before taxes and financial net) from such sales, after internal cost allocation was less than SEK 725 million during 2014. Ericsson intends to continue to engage with existing customers and explore opportunities with new customers in Iran while continuously monitoring international developments as they relate to Iran and its government.

In some instances, Ericsson has had to arrange performance bonds or similar financial guarantees to secure Ericsson’s performance of obligations under the commercial agreements Ericsson has entered into relating to the business in Iran. In such instances, Ericsson usually engages its banks outside Iran, who in turn engage local banks in the country. These local banks include Tejarat Bank, Melli Bank and Saderat Bank. Although some bonds and guarantees involving these banks are still in place, no new performance bonds or similar guarantees with respect to Ericsson’s business activities in Iran were issued during 2014, nor were payments made to beneficiaries under any such existing bond or guarantee.

Some payments made to Ericsson’s local subsidiary and payments required to be made by the local subsidiary to suppliers involve banks controlled by the government of Iran, such as Bank Mellat, Tejarat Bank, Bank Melli, Saderat Bank, Keshavarzi Bank, Eghtesad Novin Bank, Refah Bank and Bank Sepah. Ericsson also received payments from customers to Ericsson’s accounts outside Iran.

Ericsson Annual Report on Form 20-F 2014

Investments

The following listing shows certain shareholdings owned directly and indirectly by the Parent Company as of December 31, 2014.

A complete listing of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Companies Registration Office (Bolagsverket), may be obtained upon request to: Telefonaktiebolaget LM Ericsson, External Reporting, SE-164 83 Stockholm, Sweden.

Shares owned directly by the Parent Company

Company	Reg. No.	Domicile	Percentage of ownership		Par value in local currency, million	Carrying value, SEK million
Subsidiary companies
Ericsson AB	556056-6258	Sweden	100		50	20,731
Ericsson Shared Services AB	556251-3266	Sweden	100		361	2,216
Netwise AB	556404-4286	Sweden	100		2	306
Datacenter i Rosersberg AB	556895-3748	Sweden	100		—	88
Datacenter i Mjärdevi Aktiebolag	556366-2302	Sweden	100		10	69
AB Aulis	556030-9899	Sweden	100		14	6
Ericsson Credit AB	556326-0552	Sweden	100		5	5
Other (Sweden)			—		—	1,640
Ericsson Austria GmbH		Austria	100		4	65
Ericsson Danmark A/S		Denmark	100		90	216
Oy LM Ericsson Ab		Finland	100		13	196
Ericsson Participations France SAS		France	100		26	524
Ericsson Germany GmbH		Germany	100		—	4,232
Ericsson Hungary Ltd.		Hungary	100		1,301	120
LM Ericsson Holdings Ltd.		Ireland	100		2	15
L M Ericsson Limited		Ireland	100		—	33
Ericsson Telecomunicazioni S.p.A.		Italy	100		44	5,357
Ericsson Holding International B.V.		The Netherlands	100		222	3,199
Ericsson A/S		Norway	100		75	114
Ericsson Television AS		Norway	100		161	1,788
Ericsson Corporatia AO		Russia	100		5	5
Ericsson España S.A.		Spain	100		43	170
Ericsson AG		Switzerland	100		—	—
Ericsson Holdings Ltd.		United Kingdom	100		328	4,094
Other (Europe, excluding Sweden)			—		—	295
Ericsson Holding II Inc.		United States	100		2,896	29,006
Companía Ericsson S.A.C.I.		Argentina	95	1)	41	15
Ericsson Canada Inc.		Canada	100		—	51
Belair Networks		Canada	100		—	170
Ericsson Telecom S.A. de C.V.		Mexico	100		—	1,050
Other (United States, Latin America)			—		—	166
Teleric Pty Ltd.		Australia	100		20	100
Ericsson Ltd.		China	100		2	2
Ericsson (China) Company Ltd.		China	100		65	475
Ericsson India Private Ltd.		India	100		725	147
Ericsson India Global Services PVT. Ltd		India	100		389	64
Fabrix Systems Ltd		Israel	100		—	704
Ericsson-LG CO Ltd.		Korea	75		600	3,285
Ericsson (Malaysia) Sdn. Bhd.		Malaysia	70		2	4
Ericsson Telecommunications Pte. Ltd.		Singapore	100		2	1
Ericsson South Africa PTY. Ltd		South Africa	75		—	144
Ericsson Taiwan Ltd.		Taiwan	90		270	36
Ericsson (Thailand) Ltd.		Thailand	49	2)	90	17
Other countries (the rest of the world)			—		—	344

Total						81,265

Joint ventures and associated companies
ST-Ericsson SA		Switzerland	50		137	—
Rockstar Consortium Group		Canada	21		1	7
Ericsson Nikola Tesla d.d.		Croatia	49		65	330

Total						337

1)	Through subsidiary holdings, total holdings amount to 100% of Compania Ericsson S.A.C.I.
2)	Through subsidiary holdings, total holdings amount to 100% of Ericsson (Thailand) Ltd.

Ericsson Annual Report on Form 20-F 2014

Shares owned by subsidiary companies

Company	Reg. No.	Domicile	Percentage of ownership
Subsidiary companies
Ericsson Cables Holding AB	556044-9489	Sweden	100
Ericsson France SAS		France	100
Ericsson Telekommunikation GmbH 1)		Germany	100
Ericsson Telecommunicatie B.V.		The Netherlands	100
Ericsson Telekomunikasyon A.S.		Turkey	100
Ericsson Ltd.		United Kingdom	100
Redbee Media		United Kingdom	100
Ericsson Inc.		United States	100
Ericsson Wifi Inc.		United States	100
Drutt Corporation Inc.		United States	100
Redback Networks Inc.		United States	100
Telcordia Technologies Inc.		United States	100
Ericsson Telecomunicações S.A.		Brazil	100
Ericsson Australia Pty. Ltd.		Australia	100
Ericsson (China) Communications Co. Ltd.		China	100
Nanjing Ericsson Panda Communication Co. Ltd.		China	51
Ericsson Japan K.K.		Japan	100
Ericsson Communication Solutions Pte Ltd.		Singapore	100

1)	Disclosures Pursuant to Section 264b of the German Commercial Code (Handelsgesetzbuch – HGB)

Applying Section 264b HGB, Ericsson Holding GmbH and Ericsson Telekommunikation GmbH, located in Frankfurt am Main/Germany, are exempted from the obligation to prepare, have audited and disclose financial statements and a management report in accordance with the legal requirements being applicable for German corporations.

Ericsson Annual Report on Form 20-F 2014

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

The non-IFRS financial measures presented in this report may differ from similarly-titled measures used by other companies.

Ericsson EBITA margin

SEK billion	2014	2013	2012	2011	2010
Net income	11.1	12.2	5.9	12.6	11.2
Interest	1.0	0.7	0.3	–0.2	0.7
Tax	4.7	4.9	4.2	5.6	4.5
Amortization and write-downs of acquired intangibles	4.3	4.5	4.6	4.5	5.9
EBITA	21.1	22.4	15.0	22.4	22.4

Net sales	228.0	227.4	227.8	226.9	203.3
EBITA margin (%)	9.3%	9.8%	6.6%	9.9%	11.0%

Capital employed

	2014	2013	2012	2011	2010
Total assets	293,558	269,190	274,996	280,349	281,815
Non-interest-bearing provisions and liabilities
Provisions, non-current	–202	–222	–211	–280	–353
Deferred tax liabilities	–3,177	–2,650	–3,120	–2,250	–2,571
Other non-current liabilities	–1,797	–1,459	–2,377	–2,248	–3,296
Provisions, current	–4,225	–5,140	–8,427	–5,985	–9,391
Trade payables	–24,473	–20,502	–23,100	–25,309	–24,959
Other current liabilities	–69,845	–58,314	–61,108	–57,970	–58,605

Capital employed	189,839	180,903	176,653	186,307	182,640

Return on capital employed

	2014	2013	2012	2011	2010
Operating income	16,807	17,845	10,458	17,900	16,455
Financial income	1,277	1,346	1,708	2,882	1,047
Average capital employed1)
Capital employed at January 1	180,903	176,653	186,307	182,640	181,680
Capital employed at December 31	189,839	180,903	176,653	186,307	182,640
Average capital employed	185,371	178,778	181,480	184,474	182,160

Return on capital employed2)	9.8%	10.7%	6.7%	11.3%	9.6%

1)	Average capital employed is the average of the amounts of capital employed at January 1 and December 31.
2)	Return on capital employed is the total of operating income and financial income as a percentage of average capital employed.

Gross cash and Net cash

	2014	2013	2012	2011	2010
Cash and cash equivalents	40,988	42,095	44,682	38,676	30,864
Short-term investments	31,171	34,994	32,026	41,866	56,286
Gross cash	72,159	77,089	76,708	80,542	87,150
Post-employment benefits	–20,385	–9,825	–9,503	–10,016	–5,092
Interest-bearing liabilities
Borrowings non-current	–21,864	–22,067	–23,898	–23,256	–26,955
Borrowings current	–2,281	–7,388	–4,769	–7,765	–3,808

Net cash	27,629	37,809	38,538	39,505	51,295

Ericsson Annual Report on Form 20-F 2014

Return on equity

	2014	2013	2012	2011	2010
Net income attributable to stockholders of the Parent Company	11,568	12,005	5,775	12,194	11,146
Average stockholders’ equity1)
Stockholders’ equity on January 1	140,204	136,883	143,105	145,106	139,870
Stockholders’ equity on December 31	144,306	140,204	136,883	143,105	145,106
Average stockholders’ equity	142,255	138,544	139,994	144,106	142,488

Return on equity2)	8.1%	8.7%	4.1%	8.5%	7.8%

1)	Average stockholders’ equity is based on the amounts on January 1 and December 31.
2)	Return on equity is Net income attributable to stockholders of the Parent Company as a percentage of average Stockholders’ equity (based on the amounts on January 1 and December 31).

Working capital

	2014	2013	2012	2011	2010
Current assets	201,789	190,896	193,254	198,816	198,443
Current non-interest-bearing provisions and liabilities
Provisions, current	–4,225	–5,140	–8,427	–5,985	–9,391
Trade payables	–24,473	–20,502	–23,100	–25,309	–24,959
Other current liabilities	–69,845	–58,314	–61,108	–57,970	–58,605

Working capital1)	103,246	106,940	100,619	109,552	105,488

1)	Working capital is Current assets less current non-interest-bearing provisions and liabilities

Cash conversion

		2014	2013	2012	2011	2010
Cash flow from operating activities	A	18,702	17,389	22,031	9,982	26,583
Net income	B	11,143	12,174	5,938	12,569	11,235
Adjustments to reconcile net income to cash, see Note C25	C	11,200	9,828	13,077	12,613	12,490

Cash conversion =A/(B+C)		84%	79%	116%	40%	112%

Capital turnover

	2014	2013	2012	2011	2010
Net Sales	227,983	227,376	227,779	226,921	203,348
Average capital employed1)
Capital employed on January 1	180,903	176,653	186,307	182,640	181,680
Capital employed on December 31	189,839	180,903	176,653	186,307	182,640
Average capital employed	185,371	178,778	181,480	184,474	182,160

Capital turnover2)	1.2	1.3	1.3	1.2	1.1

1)	Average capital employed is the average of the amounts of capital employed on January 1 and December 31.
2)	Capital turnover is Net sales divided by average capital employed

Ericsson Annual Report on Form 20-F 2014

FIVE-YEAR SUMMARY

For definitions of the financial terms used, see Glossary, Financial terminology and Exchange rates.

Ten-year summary

SEK million	2014		Change	2013	2012	2011	2010

Income statement items
Net sales	227,983		0%	227,376	227,779	226,921	203,348
Operating income	16,807		–6%	17,845	10,458	17,900	16,455
Financial net	–996		33%	–747	–276	221	–672
Net income	11,143		–8%	12,174	5,938	12,569	11,235

Year-end position
Total assets	293,558		9%	269,190	274,996	280,349	281,815
Working capital as defined1)	103,246		–3%	106,940	100,619	109,552	105,488
Capital employed as defined1)	189,839		5%	180,903	176,653	186,307	182,640
Gross cash as defined1)	72,159		–6%	77,089	76,708	80,542	87,150
Net cash as defined1)	27,629		–27%	37,809	38,538	39,505	51,295
Property, plant and equipment	13,341		17%	11,433	11,493	10,788	9,434
Stockholders’ equity	144,306		3%	140,204	136,883	143,105	145,106
Non-controlling interest	1,003		–29%	1,419	1,600	2,165	1,679
Interest-bearing liabilities and post-employment benefits	44,530		13%	39,280	38,170	41,037	35,855

Per share indicators
Earnings per share, basic, SEK, as defined	3.57		–4%	3.72	1.80	3.80	3.49
Earnings per share, diluted, SEK, as defined	3.54		–4%	3.69	1.78	3.77	3.46
Cash dividends per share, SEK, as defined	3.40	2)	13%	3.00	2.75	2.50	2.25
Cash dividends per ADS, USD	0.41	2)	–11%	0.46	0.42	0.38	0.37
Stockholders’ equity per share, SEK, as defined	44.51		3%	43.39	42.51	44.57	45.34
Number of shares outstanding (in millions)
end of period, basic	3,242		—	3,231	3,220	3,211	3,200
average, basic	3,237		—	3,226	3,216	3,206	3,197
average, diluted	3,270		—	3,257	3,247	3,233	3,226

Other information
Additions to property, plant and equipment	5,322		18%	4,503	5,429	4,994	3,686
Depreciation and write-downs/impairments of property, plant and equipment	4,316		3%	4,209	4,012	3,546	3,296
Acquisitions/capitalization of intangible assets	6,184		30%	4,759	13,247	2,748	7,246
Amortization and write-downs/impairments of intangible assets	5,629		–5%	5,928	5,877	5,490	6,657
Research and development expenses	36,308		13%	32,236	32,833	32,638	31,558
as percentage of net sales	15.9%		—	14.2%	14.4%	14.4%	15.5%
Export sales from Sweden, SEK million	113,734		4%	108,944	106,997	116,507	100,070

Ratios
Operating margin excluding joint ventures and associated companies	7.4%		—	7.9%	9.7%	9.6%	8.7%
Operating margin	7.4%		—	7.8%	4.6%	7.9%	8.1%
EBITA margin, as defined1)	9.3%		—	9.8%	6.6%	9.9%	11.0%
Cash conversion, as defined1)	84%		—	79%	116%	40%	112%
Return on equity, as defined1)	8.1%		—	8.7%	4.1%	8.5%	7.8%
Return on capital employed, as defined1)	9.8%		—	10.7%	6.7%	11.3%	9.6%
Equity ratio, as defined	49.5%		—	52.6%	50.4%	51.8%	52.1%
Capital turnover, as defined1)	1.2		—	1.3	1.3	1.2	1.1
Inventory turnover days, as defined	64		—	62	73	78	74
Trade receivables turnover, as defined	3.1		—	3.4	3.6	3.6	3.2

Statistical data, year-end
Number of employees	118,055		3%	114,340	110,255	104,525	90,261
of which in Sweden	17,580		–2%	17,858	17,712	17,500	17,848

1)	These financial measures as defined by us may constitute non-IFRS measures. For a reconciliation to the most directly comparable IFRS measures, see pages 155-156.
2)	For 2014, as proposed by the Board of Directors.

Ericsson Annual Report on Form 20-F 2014

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

Capex

Capital expenditure.

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

NFV

Network Functions Virtualization. Software implementation of network functions that can be deployed in virtualized infrastructure, offering efficient orchestration, automation and scalability.

OSS

Operations Support Systems.

Penetration

The number of subscriptions divided by the population in a geographical area.

RAN

Radio Access Network.

SDN

Software-Defined Network. A programmable network with physical separation of decisions about where network traffic is sent (control plane), from the underlying system that forward traffic to the selected destinations (data plane).

VoLTE (Voice over LTE)

VoLTE, based on the IP Multimedia Subsystem (IMS), is a voice service delivered as data flows in LTE, over time replacing the legacy circuit-switched voice network.

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

Ericsson Annual Report on Form 20-F 2014

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

P/E ratio

The P/E ratio is calculated as the price of a Class B share at last day of trading divided by Earnings per basic share.

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

Total Shareholder Return (TSR)

The increase or decrease in Class B share price during the period, including dividend, expressed as a percentage of the share price at the start of the period.

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

Exchange rates

Exchange rates used in the consolidation

	January–December
	2014	2013
SEK/EUR
Average rate	9.11	8.67
Closing rate	9.47	8.90
SEK/USD
Average rate	6.89	6.52
Closing rate	7.79	6.46

Ericsson Annual Report on Form 20-F 2014

SHAREHOLDER INFORMATION

Telefonaktiebolaget LM Ericsson’s Annual General Meeting of shareholders 2015 will be held on Tuesday, April 14, 2015, at 3 p.m. at Stockholm Waterfront Congress Centre, Nils Ericsons Plan 4, Stockholm, Sweden.

Registration and notice of attendance

Shareholders who wish to attend the Annual General Meeting must:

•	Be recorded in the share register kept by Euroclear Sweden AB (the Swedish Securities Registry) on Wednesday, April 8, 2015; and

•

Give notice of attendance to the Company at the latest on Wednesday April 8, 2015. Notice of attendance can be given by telephone: +46 8 402 90 54 on weekdays between 10 a.m. and 4 p.m., or on Ericsson’s website: www.ericsson.com

Notice of attendance may also be given in writing to:

Telefonaktiebolaget LM Ericsson

General Meeting of shareholders

Box 7835, SE-103 98 Stockholm, Sweden

Notice of attendance can be given as from the publication of the notice convening the Annual General Meeting.

When giving notice of attendance, please state the name, date of birth or registration number, address, telephone number and number of assistants, if any.

The meeting will be conducted in Swedish and simultaneously translated into English.

Shares registered in the name of a nominee

In addition to giving notice of attendance, shareholders having their shares registered in the name of a nominee, must request the nominee to temporarily enter the shareholder into the share register as per Wednesday, April 8, 2015, in order to be entitled to attend the meeting. The shareholder should inform the nominee to that effect well before that day.

Proxy

Shareholders represented by proxy shall issue and submit to the Company a power of attorney for the representative. A power of attorney issued by a legal entity must be accompanied by a copy of the entity’s certificate of registration, or if no such certificate exists, a corresponding document of authority. Such documents must not be older than one year unless the power of attorney explicitly provides that it is valid for a longer period, up to a maximum of five years. In order to facilitate the registration at the Annual General Meeting, the original power of attorney, certificates of registration and other documents of authority should be sent to the Company in advance to the address above for receipt by Monday, April 13, 2015. Forms of power of attorney in Swedish and English are available on Ericsson’s website: www.ericsson.com/investors.

Dividend

The Board of Directors has decided to propose the Annual General Meeting to resolve on a dividend of SEK 3.40 per share for the year 2014 and that Thursday, April 16, 2015 will be the record date for dividend.

Financial information from Ericsson

2014 Form 20-F for the US market: March 2015

Interim reports 2015:	•	Q1, April 23, 2015	•	Q3, October 23, 2015
	•	Q2, July 17, 2015	•	Q4, January 27, 2016

Annual Report 2015: March 2016

Ericsson Annual Report on Form 20-F 2014

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

Interested investors:

Direct dial: +1 (718) 921-8124

Email: DB@amstock.com

Ordering a hard copy of the Annual Report:

Phone: +1 (888) 301 2504

Where you can find out more

Information about Ericsson and its development is available on the website: www.ericsson.com.

Annual and interim reports and other relevant shareholder information can be found at: www.ericsson.com/investors

Ericsson headquarters

Torshamnsgatan 21

Kista, Stockholm, Sweden

Registered office

Telefonaktiebolaget LM Ericsson

SE-164 83 Stockholm, Sweden

Investor relations

For questions on the Company,

please contact Investor Relations:

Phone: +46 (10) 719 00 00

Email: investor.relations@ericsson.com.

Ericsson Annual Report 2014:

Project management:

Ericsson Investor Relations

Design and production:

Hallvarsson&Halvarsson

Group Management, Board of Directors photography:

Per Myrehed

Printing:

Göteborgstryckeriet 2015

Printed on UPM Sol Matt and Munken Lynx

Ericsson Annual Report on Form 20-F 2014

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

March 31, 2015

By:	/s/ ROLAND HAGMAN
Roland Hagman

By:	/s/ NINA MACPHERSON
Nina Macpherson