Form 20-F
period 2015-12-31
ERICSSON LM TELEPHONE CO
filed 2016-04-04
CIK 717826

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12033

TELEFONAKTIEBOLAGET LM ERICSSON

(Exact Name of Registrant as Specified in its Charter)

LM ERICSSON TELEPHONE COMPANY

(Translation of Registrant’s name into English)

Kingdom of Sweden

(Jurisdiction of incorporation or organization)

SE-164 83 Stockholm, Sweden

(Address of principal executive offices)

Roland Hagman, Vice President Group Function Financial Control

Telephone: +46 10 719 53 80, Fax: +46 8 744 42 82

SE-164 83 Stockholm, Sweden

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
American Depositary Shares (each representing one B share) B Shares *	The NASDAQ Stock Market LLC The NASDAQ Stock Market LLC

*	Not for trading, but only in connection with the registration of the American Depositary Shares representing such B Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

B shares (SEK 5.00 nominal value)	3,043,295,752
A shares (SEK 5.00 nominal value)	261,755,983
C shares (SEK 1.00 nominal value)	49,367,641

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

ii

iii

PART I

INTRODUCTION

Unless otherwise indicated, all references herein to “Ericsson,” the “Company,” “the Group,” “we,” “us,” or “our” or “our company” are references to Telefonaktiebolaget LM Ericsson and its consolidated subsidiaries.

This document is our Annual Report on Form 20-F for the year ended December 31, 2015 (the “2015 Form 20-F”). Reference is made to the English version of our Swedish Annual Report for 2015, with certain adjustments made to comply with U.S. requirements, which is attached hereto as Exhibit 15.1 (the “2015 Swedish Annual Report”). Only (i) the information included in this 2015 Form 20-F, (ii) the information in the 2015 Swedish Annual Report that is incorporated by reference in this 2015 Form 20-F, and (iii) the exhibits to the 2015 Form 20-F that are required to be filed pursuant to the Form 20-F shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statement on Form F-3 filed on May 8, 2015 (File No. 333-203977) and any other document filed by us pursuant to the Securities Act of 1933, as amended, which incorporates by reference the 2015 Form 20-F. Any information in the 2015 Swedish Annual Report that is not referenced in the 2015 Form 20-F or filed as an exhibit thereto shall not be deemed to be so incorporated by reference.

Certain industry, technical and financial terms used in this 2015 Form 20-F are defined in the subsections entitled “Glossary” and “Financial Terminology” of the 2015 Swedish Annual Report, which are incorporate herein by reference.

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

The information included on www.ericsson.com and other websites that appear in this 2015 Form 20-F is not incorporated by reference herein. From time to time, we may use our website as a channel of distribution of material company information. Financial and other material information regarding our company is routinely posted on and accessible at www.ericsson.com.

Forward-Looking Statements

This 2015 Form 20-F includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events and expected operational and financial performance. The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “predict,” “aim,” “ambition,” “target,” “might,” or, in each case, their negative, and similar words are intended to help identify forward-looking statements.

Forward-looking statements may be found throughout this document, and include statements regarding:

•	our goals, strategies and operational or financial performance expectations;

•	development of corporate governance standards, stock market regulations and related legislation;

•	the future characteristics of the markets in which we operate;

•	projections and other characterizations of future events;

•	our liquidity, capital resources, capital expenditures, our credit ratings and the development in the capital markets, affecting our industry or us;

•	the expected demand for our existing as well as new products and services;

•	the expected operational or financial performance of joint ventures and other strategic cooperation activities;

•	the time until acquired entities will be accretive to income;

•	technology and industry trends including regulatory and standardization environment, competition and our customer structure; and

•	our plans for new products and services including research and development expenditures.

Although we believe that the expectations reflected in these and other forward-looking statements are reasonable, we cannot assure you that these expectations will materialize. Because forward-looking statements are based on assumptions, judgments and estimates, and are subject to risks and uncertainties, actual results could differ materially from those described or implied herein.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to:

•	Challenging global economic conditions and political unrest may adversely impact the demand and pricing for our products and services as well as limit our ability to grow.

•	We may not be successful in implementing our strategy or in achieving improvements in our earnings.

•	The telecommunications industry fluctuates and is affected by many factors, including the economic environment, and decisions made by operators and other customers regarding their deployment of technology and their timing of purchases.

•	Sales volumes and gross margin levels are affected by the mix and order time of our products and services.

•	We may not be able to properly respond to market trends in the industries in which we operate, including the ongoing convergence of the telecom, data and media industries, which may harm our market position relative to our competitors.

•	Our business depends upon the continued growth of mobile communications and the acceptance of new services. If growth slows or new services do not succeed, operators’ investment in networks may slow or stop, harming our business and operating results.

•	We face intense competition from our existing competitors as well as new entrants, including IT companies entering the telecommunications market, and this could materially adversely affect our results.

•	Vendor consolidation may lead to stronger competitors who are able to benefit from integration, scale and greater resources.

•	A significant portion of our revenue is currently generated from a limited number of key customers, and operator consolidation may increase our dependence on key customers. We also are significantly dependent on the sales of certain of our products and services both in core business and targeted areas.

•	Certain long-term agreements with customers still include commitments to future price reductions, requiring us to constantly manage and control our cost base.

•	Growth of our managed services business is difficult to predict, and requires taking significant contractual risks.

•	We depend upon the development of new products and enhancements to our existing products, and the success of our substantial research and development investments is uncertain.

•	We engage in acquisitions and divestments which may be disruptive and require us to incur significant expenses.

•	We are in, and may enter into new, JV arrangements and have, and may have new, partnerships, which may not be successful and expose us to future costs.

•	We rely on a limited number of suppliers of components, production capacity and R&D and IT services, which exposes us to supply disruptions and cost increases.

•	Product or service quality issues could lead to reduced revenue and gross margins and declining sales to existing and new customers.

•	Due to having a significant portion of our costs in SEK and revenues in other currencies, our business is exposed to foreign exchange fluctuations that could negatively impact our revenues and operating results.

•	Our ability to benefit from intellectual property rights (IPR), which are critical to our business, may be limited by changes in regulation relating to patents, inability to prevent infringement, the loss of licenses to or from third parties, infringement claims brought against us by competitors and others and changes in the area of open standards, especially in light of recent attention on licensing of open standard essential patents.

•	We are involved in lawsuits and investigations which, if determined against us, could require us to pay substantial damages, fines and/or penalties.

•	Our operations are complex and several critical operations are centralized in a single location. Any disruption of our operations, whether due to natural or man-made events, may be highly damaging to the operation of our business.

•	Cyber security incidents may have a material adverse effect on our business, financial condition, reputation and brand.

•	We must continue to attract and retain highly qualified employees to remain competitive.

•	If our customers’ financial conditions decline, we will be exposed to increased credit and commercial risks.

•	We rely on various sources for short-term and long-term capital for the funding of our business. Should such capital become unavailable or available in insufficient amounts or unreasonable terms, our business, financial condition and cash flow may materially suffer.

•	Impairment of goodwill or other intangible assets may negatively impact financial condition and results of operations.

•	Ericsson may fail or be unable to comply with laws or regulations and could experience penalties and adverse rulings in enforcement or other proceedings. Compliance with changed laws or regulations may subject Ericsson to increased costs or reduced products and services demand. Compliance failure as well as required operational changes could have a material adverse impact on our business, financial condition and brand.

•	Our substantial international operations are subject to uncertainties which could affect our operating results.

•	We may fail to comply with our corporate governance standards which could negatively affect our business, operating results, financial condition, reputation and brand.

•	Failure to comply with environmental, health and safety regulations in many jurisdictions may expose us to significant penalties and other sanctions.

•	Potential health risks related to radiofrequency electromagnetic fields may subject us to various product liability claims and result in regulatory changes.

•	Regulations related to “conflict minerals” may cause us to incur additional expenses, and may make our supply chain more complex.

•	Our share price has been and may continue to be volatile, especially as technology companies, securities and markets as a whole remain volatile.

•	Currency fluctuations may adversely affect our share price or value of dividends.

Certain of these risks and uncertainties are described further in “Item 3.D.Risk factors.” We undertake no obligation to publicly update or revise any forward-looking statements included in this 2015 Form 20-F, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

We present below certain selected financial data derived from our consolidated financial statements as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, included herein, prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS differs in certain significant respects from the accounting principles generally accepted in the United States, or “U.S. GAAP.”

The summary financial data should be read in conjunction with our consolidated financial statements and the notes thereto contained in this 2015 Form 20-F, as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects.”

SEK million	2015	Change	2014	2013	2012	2011
Income statement items
Net sales	246,920	8%	227,983	227,376	227,779	226,921
Operating income	21,805	30%	16,807	17,845	10,458	17,900
Financial net	–1,933	94%	–996	–747	–276	221
Net income	13,673	23%	11,143	12,174	5,938	12,569

Year-end position
Total assets	284,363	–3%	293,558	269,190	274,996	280,349
Working capital as defined(1)	104,811	2%	103,246	106,940	100,619	109,552
Capital employed as defined(1)	195,150	3%	189,839	180,903	176,653	186,307
Gross cash as defined(1)	66,270	–8%	72,159	77,089	76,708	80,542
Net cash as defined(1)	18,486	–33%	27,629	37,809	38,538	39,505
Property, plant and equipment	15,901	19%	13,341	11,433	11,493	10,788
Stockholders’ equity	146,525	2%	144,306	140,204	136,883	143,105
Non-controlling interest	841	–16%	1,003	1,419	1,600	2,165
Interest-bearing liabilities and post-employment benefits	47,784	7%	44,530	39,280	38,170	41,037

Per share indicators
Earnings per share, basic, SEK, as defined	4.17	17%	3.57	3.72	1.80	3.80
Earnings per share, diluted, SEK, as defined	4.13	17%	3.54	3.69	1.78	3.77
Cash dividends per share, SEK, as defined	3.70 (2)	9%	3.40	3.00	2.75	2.50
Cash dividends per ADS, USD	0.39 (2)	-5%	0.41	0.46	0.42	0.38
Stockholders’ equity per share, SEK, as defined	45.00	1%	44.51	43.39	42.51	44.57

Number of shares outstanding (in millions)
end of period, basic	3,256		3,242	3,231	3,220	3,211
average, basic	3,249		3,237	3,226	3,216	3,206
average, diluted	3,282		3,270	3,257	3,247	3,233

Other information
Additions to property, plant and equipment	8,338	57%	5,322	4,503	5,429	4,994
Depreciation and write-downs/impairments of property, plant and equipment	4,689	9%	4,316	4,209	4,012	3,546
Acquisitions/capitalization of intangible assets	5,228	–18%	6,184	4,759	13,247	2,748
Amortization and write-downs/impairments of intangible assets	5,538	–2%	5,629	5,928	5,877	5,490
Research and development expenses	34,844	–4%	36,308	32,236	32,833	32,638
as percentage of net sales	14.1%		15.9%	14.2%	14.4%	14.4%
Export sales from Sweden, SEK million	117,486	3%	113,734	108,944	106,997	116,507

Ratios
Operating margin excluding joint ventures and associated companies	8.8%	—	7.4%	7.9%	9.7%	9.6%
Operating margin	8.8%	—	7.4%	7.8%	4.6%	7.9%
EBITA margin, as defined(1)	10.5%	—	9.3%	9.8%	6.6%	9.9%
Cash conversion, as defined(1)	85%	—	84%	79%	116%	40%
Return on equity, as defined(1)	9.3%	—	8.1%	8.7%	4.1%	8.5%
Return on capital employed, as defined(1)	11.6%	—	9.8%	10.7%	6.7%	11.3%
Equity ratio, as defined	51.8%	—	49.5%	52.6%	50.4%	51.8%
Capital turnover, as defined(1)	1.3	—	1.2	1.3	1.3	1.2
Inventory turnover days, as defined	64	—	64	62	73	78
Trade receivables turnover, as defined	3.3	—	3.1	3.4	3.6	3.6

Statistical data, year-end
Number of employees	116,281	–2%	118,055	114,340	110,255	104,525
of which in Sweden	17,041	–3%	17,580	17,858	17,712	17,500

1)	These financial measures as defined by us may constitute non-IFRS measures. See below for a reconciliation to the most directly comparable IFRS measures.
2)	For 2015, as proposed by the Board of Directors.

Reconciliation to IFRS

This subsection includes a reconciliation of certain non-IFRS financial measures to the most directly comparable IFRS financial measures. The presentation of non-IFRS financial measures has limitations as analytical tools and should not be considered in isolation or as a substitute for our related financial measures prepared in accordance with IFRS.

We present non-IFRS financial measures to enhance an investor’s evaluation of our ongoing operating performance or how well we manage our assets and to facilitate meaningful comparison of certain of our financial measures between periods. Our management uses these non-IFRS financial measures to, among other things, evaluate our ongoing operations in relation to historical performance, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation.

The non-IFRS financial measures presented in this 2015 20-F may differ from similarly-titled measures used by other companies.

EBITA margin

SEK billion	2015	2014	2013	2012	2011
Net income	13.7	11.1	12.2	5.9	12.6
Interest	1.9	1.0	0.7	0.3	–0.2
Tax	6.2	4.7	4.9	4.2	5.6
Amortization and write-downs of acquired intangibles	4.1	4.3	4.5	4.6	4.5
EBITA	25.9	21.1	22.4	15.0	22.4

Net sales	246.9	228.0	227.4	227.8	226.9
EBITA margin (%)	10.5%	9.3%	9.8%	6.6%	9.9%

Capital employed

	2015	2014	2013	2012	2011
Total assets	284,363	293,558	269,190	274,996	280,349
Non-interest-bearing provisions and liabilities
Provisions, non-current	-176	-202	–222	–211	–280
Deferred tax liabilities	-2,472	-3,177	–2,650	–3,120	–2,250
Other non-current liabilities	-1,851	-1,797	–1,459	–2,377	–2,248
Provisions, current	-3,662	-4,225	–5,140	–8,427	–5,985
Trade payables	-22,389	-24,473	–20,502	–23,100	–25,309
Other current liabilities	-58,663	-69,845	–58,314	–61,108	–57,970

Capital employed	195,150	189,839	180,903	176,653	186,307

Return on capital employed

	2015	2014	2013	2012	2011
Operating income	21,805	16,807	17,845	10,458	17,900
Financial income	525	1,277	1,346	1,708	2,882
Average capital employed 1)
Capital employed at January 1	189,839	180,903	176,653	186,307	182,640
Capital employed at December 31	195,150	189,839	180,903	176,653	186,307
Average capital employed	192,495	185,371	178,778	181,480	184,474

Return on capital employed 2)	11.6%	9.8%	10.7%	6.7%	11.3%

1)	Average capital employed is the average of the amounts of capital employed at January 1 and December 31.
2)	Return on capital employed is the total of operating income and financial income as a percentage of average capital employed.

Gross cash and Net cash

	2015	2014	2013	2012	2011
Cash and cash equivalents	40,224	40,988	42,095	44,682	38,676

Short-term investments	26,046	31,171	34,994	32,026	41,866
Gross cash	66,270	72,159	77,089	76,708	80,542
Interest-bearing liabilities
Borrowings non-current	-22,744	-21,864	-22,067	-23,898	-23,256
Borrowings current	-2,376	-2,281	-7,388	-4,769	-7,765
Net cash excluding post-employment benefits	41,150	48,014	47,634	48,041	49,521
Post-employment benefits	-22,664	-20,385	-9,825	-9,503	-10,016

Net cash	18,486	27,629	37,809	38,538	39,505

Return on equity

	2015	2014	2013	2012	2011
Net income attributable to stockholders of the Parent Company	13,549	11,568	12,005	5,775	12,194
Average stockholders’ equity 1)
Stockholders’ equity on January 1	144,306	140,204	136,883	143,105	145,106
Stockholders’ equity on December 31	146,525	144,306	140,204	136,883	143,105
Average stockholders’ equity	145,416	142,255	138,544	139,994	144,106

Return on equity 2)	9.3%	8.1%	8.7%	4.1%	8.5%

1)	Average stockholders’ equity is based on the amounts on January 1 and December 31.
2)	Return on equity is Net income attributable to stockholders of the Parent Company as a percentage of average Stockholders’ equity (based on the amounts on January 1 and December 31).

Working capital

	2015	2014	2013	2012	2011
Current assets	189,525	201,789	190,896	193,254	198,816
Current non-interest-bearing provisions and liabilities
Provisions, current	-3,662	-4,225	–5,140	–8,427	–5,985
Trade payables	-22,389	-24,473	–20,502	–23,100	–25,309
Other current liabilities	-58,663	-69,845	–58,314	–61,108	–57,970

Working capital 1)	104,811	103,246	106,940	100,619	109,552

1)	Working capital is Current assets less current non-interest-bearing provisions and liabilities

Cash conversion

		2015	2014	2013	2012	2011
Cash flow from operating activities	A	20,597	18,702	17,389	22,031	9,982
Net income	B	13,673	11,143	12,174	5,938	12,569
Adjustments to reconcile net income to cash , see Note C25	C	10,611	11,200	9,828	13,077	12,613
Cash conversion =A/(B+C)		85%	84%	79%	116%	40%

Capital turnover

		2015	2014	2013	2012	2011
Net Sales		246,920	227,983	227,376	227,779	226,921
Average capital employed 1)
Capital employed on January 1		189,839	180,903	176,653	186,307	182,640
Capital employed on December 31		195,150	189,839	180,903	176,653	186,307
Average capital employed		192,495	185,371	178,778	181,480	184,474

Capital turnover 2)		1.3	1.2	1.3	1.3	1.2

1)	Average capital employed is the average of the amounts of capital employed on January 1 and December 31.
2)	Capital turnover is Net sales divided by average capital employed

Items excluding restructuring charges

	2015	2014	2013	2012	2011
Gross income	85,819	82,427	76,371	72,080	79,721
Net Sales	246,920	227,983	227,376	227,779	226,921
Gross margin 2)	34.8%	36.2%	33.6%	31.6%	35.1%

Gross income	85,819	82,427	76,371	72,080	79,721
Restructuring charges included in cost of sales 1)	2,274	1,029	2,657	2,225	1,231
Gross income, excluding restructuring charges	88,093	83,456	79,028	74,305	80,952

Net Sales	246,920	227,983	227,376	227,779	226,921
Gross margin, excluding restructuring charges	35.7%	36.6%	34.8%	32.6%	35.7%

Operating expenses	-64,129	-63,408	-58,509	-58,856	-59,321
Restructuring charges included in R&D expenses 1)	2,021	304	872	852	561
Restructuring charges included in selling and administrative expenses 1)	745	123	924	370	1,392
Operating expenses, excluding restructuring charges	-61,363	-62,981	-56,713	-57,634	-57,368

Operating income	21,805	16,807	17,845	10,458	17,900
Net Sales	246,920	227,983	227,376	227,779	226,921
Operating margin 3)	8.8%	7.4%	7.8%	4.6%	7.9%

Operating income	21,805	16,807	17,845	10,458	17,900
Total restructuring charges 1)	5,040	1,456	4,453	3,447	3,184
Operating income, excluding restructuring charges	26,845	18,263	22,298	13,905	21,084

Net Sales	246,920	227,983	227,376	227,779	226,921
Operating margin, excluding restructuring charges	10.9%	8.0%	9.8%	6.1%	9.3%

1)	See note C5 expenses by nature
2)	Gross income expressed as a percentage of net sales
3)	Operating income expressed as a percentage of net sales

Exchange Rates

The following tables provide information with respect to the exchange rate for SEK per USD 1.00 based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate of March 25, 2016 was SEK 8.3066 per USD 1.00. The average exchange rate is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Average
2011	6.4263
2012	6.7247
2013	6.5152
2014	6.9222
2015	8.4643

Month	High	Low
September 2015	8.4688	8.2099
October 2015	8.5536	8.1333
November 2015	8.7633	8.5079
December 2015	8.7069	8.3622
January 2016	8.6024	8.5048
February 2016	8.5749	8.3440

Effects of exchange rate fluctuations on our business is described in the Notes to the Consolidated Financial Statements—Note C20, “Financial Risk Management and Financial Instruments.”

Noon buying rates are not used in the preparation of our financial statements. The exchange rates used in the preparation of our consolidated financial statements are presented below:

	January–December
	2015	2014
SEK/EUR
Average rate	9.34	9.11
Closing rate	9.17	9.47
SEK/USD
Average rate	8.39	6.89
Closing rate	8.40	7.79

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The information set forth under the heading “Results–Risk Factors” of the 2015 Swedish Annual Report is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

The information set forth under the following headings of the 2015 Swedish Annual Report is incorporated herein by reference:

•	The Business

•	Ericsson in brief

•	Targeted areas – IP Networks

•	Results

•	Board of Directors’ Report

•	Business in 2015

•	Financial highlights – Capital expenditures

•	Notes to the Consolidated financial statements

•	Note C26 – Business combinations

•	Note C32 – Events after the reporting period

General facts on the company

Legal and commercial name of the Parent Company: Telefonaktiebolaget LM Ericsson (publ).

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

Telephone number: +46 10 719 0000

Website: www.ericsson.com. The information included on our website is not incorporated herein by reference.

Agent in the US: Ericsson Inc., Vice President Legal Affairs, 6300 Legacy Drive, Plano, Texas 75024. Telephone number: +1 972 583 0000.

Shares: Ericsson’s Class A and Class B shares are traded on Nasdaq Stockholm. In the US, our American Depository Shares (ADS), each representing one underlying Class B share, are traded on NASDAQ New York.

Parent company operations: The business of the parent company, Telefonaktiebolaget LM Ericsson, consists mainly of corporate management, holding company functions and internal banking activities. Our parent company operations also include customer credit management activities performed by Ericsson Credit AB on a commission basis.

Subsidiaries and associated companies: For a listing of our significant subsidiaries, please see “Item 4C. Investments”. In addition to our joint venture ST-Ericsson (up until August 2, 2013), we are engaged in a number of minor joint ventures and cooperative arrangements. For more information regarding risks associated with joint ventures, strategic alliances and third-party agreements, please see “Item 3D. Results–Risk Factors - Market, Technology and Business Risks”.

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

B.	Business Overview

The information set forth under the following headings of the 2015 Swedish Annual Report is incorporated herein by reference:

•	The business

•	Ericsson in brief

•	This is Ericsson

•	Business structure

•	Global presence 24/7

•	The IPR portfolio

•	Market transformation

•	Core business

•	Targeted areas

•	Results

•	Board of Directors’ report

•	Financial highlights – Research and development, patents and licensing

•	Financial highlights – Seasonality

•	Business results – Segments

•	Business results – Regions

•	Sourcing and supply

•	Sustainability and corporate responsibility

•	Notes to the consolidated financial statements

•	Note C3 – Segment information

•	Risk factors

•	Market, technology and business risks

•	Regulatory, compliance and corporate governance risks

•	Corporate Governance

•	Corporate Governance report 2015

•	Regulation and compliance

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

Due to its operations in Iran, and having staff permanently in the country, Ericsson has contacts with its local customers and retains certain local suppliers, including banks, and service providers. In addition, Ericsson has other dealings incidental to its local activities, such as making payments for taxes, salaries, rents, utilities and office and similar supplies and customs related services. As a result, Ericsson has contact with companies that may be owned or controlled by the government of Iran. While Ericsson seeks to obtain information regarding the actual business names and ownership of customers and other counterparties in Iran, it is sometimes difficult to determine ownership and control with certainty, particularly with respect to determining whether an entity engaged in commercial activities is owned or controlled by the government.

During 2015, Ericsson sold telecommunications infrastructure related products and services in Iran to telecommunications companies operating in the country; MTNIrancell, Mobile Communication Company of Iran (“MCCI”) and Dadeh Gostare Asre Novin (“Hiweb”), and contracted with Sherkate Khadamate Ertebati Rightel (“Rightel”) for such sales. During 2015, Ericsson’s gross revenue (reported as net sales) related to sales to Hiweb, MTNIrancell and MCCI in Iran was approximately SEK 2,600 million. Ericsson does not normally allocate net profit (reported as net income) on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its operating income (income before taxes and financial net) from such sales, after internal cost allocation was less than SEK 639 million during 2015. Ericsson intends to continue to engage with existing customers and explore opportunities with new customers in Iran while continuously monitoring international developments as they relate to Iran and its government.

In some instances, Ericsson has had to arrange performance bonds or similar financial guarantees to secure Ericsson’s performance of obligations under the commercial agreements Ericsson has entered into relating to the business in Iran. In such instances, Ericsson usually engages its banks outside Iran, who in turn engage local banks in the country. These local banks include Tejarat Bank, Melli Bank and Saderat Bank. Although some bonds and guarantees are still in place, no new performance bonds or similar guarantees involving these three banks with respect to Ericsson’s business activities in Iran were issued during 2015, nor were payments made to beneficiaries under any such existing bond or guarantee.

Some payments made to Ericsson’s local subsidiary and payments required to be made by the local subsidiary to suppliers involve banks controlled by the government of Iran, such as Bank Mellat, Tejarat Bank, Bank Melli, Saderat Bank, Keshavarzi Bank, Eghtesad Novin Bank, Refah Bank and Bank Sepah. Ericsson also received payments from customers to Ericsson’s accounts outside Iran.

C.	Organizational Structure

The following list shows certain shareholdings owned directly and indirectly by our parent company as of December 31, 2015.

A complete list of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Companies Registration Office (Bolagsverket), may be obtained upon request to: Telefonaktiebolaget LM Ericsson, External Reporting, SE-164 83 Stockholm, Sweden.

Shares owned directly by the Parent Company

Subsidiary Company	Reg. No.	Domicile	Percentage of ownership	Par value in local currency, million	Carrying value, SEK million
Ericsson AB	556056-6258	Sweden	100	50	20,731
Ericsson Shared Services AB	556251-3266	Sweden	100	361	2,216
Netwise AB	556404-4286	Sweden	100	2	306
Datacenter i Rosersberg AB	556895-3748	Sweden	100	—	88
Datacenter i Mjärdevi Aktiebolag	556366-2302	Sweden	100	10	69
AB Aulis	556030-9899	Sweden	100	14	6
Ericsson Credit AB	556326-0552	Sweden	100	5	5
Other (Sweden)			—	—	1,64
Ericsson Austria GmbH		Austria	100	4	65
Ericsson Danmark A/S		Denmark	100	90	216

Oy LM Ericsson Ab	Finland	100		13	196
Ericsson Participations France SAS	France	100		26	524
Ericsson Germany GmbH	Germany	100		—	4,232
Ericsson Hungary Ltd.	Hungary	100		1,301	120
LM Ericsson Holdings Ltd.	Ireland	100		2	15
L M Ericsson Limited	Ireland	100		4	34
Ericsson Telecomunicazioni S.p.A.	Italy	100		44	5,357
Ericsson Holding International B.V.	The Netherlands	100		222	3,199
Ericsson A/S	Norway	100		75	114
Ericsson Television AS	Norway	100		161	1,729
Ericsson Corporatia AO	Russia	100		5	5
Ericsson España S.A.	Spain	100		43	170
Ericsson AG	Switzerland	100		—	—
Ericsson Holdings Ltd.	United Kingdom	100		328	4,094
Other (Europe, excluding Sweden)		—		—	269
Ericsson Holding II Inc.	United States	100		2,896	29,006

Companía Ericsson S.A.C.I.	Argentina	95	1)	41	15

Ericsson Canada Inc.	Canada	100		—	51
Belair Networks	Canada	100		—	170
Ericsson Telecom S.A. de C.V.	Mexico	100		—	1,05
Other (United States, Latin America)		—		—	166
Teleric Pty Ltd.	Australia	100		20	100
Ericsson Ltd.	China	100		2	2
Ericsson (China) Company Ltd.	China	100		65	475
Ericsson India Private Ltd.	India	100		725	147
Ericsson India Global Services PVT. Ltd	India	100		389	64
Ericsson Media Solutions Ltd	Israel	100		—	711
Ericsson-LG CO Ltd.	Korea	75		600	3,114
Ericsson (Malaysia) Sdn. Bhd.	Malaysia	70		2	4
Ericsson Telecommunications Pte. Ltd.	Singapore	100		2	1
Ericsson South Africa PTY. Ltd	South Africa	75		—	144
Ericsson Taiwan Ltd.	Taiwan	90		270	36

Ericsson (Thailand) Ltd.	Thailand	49	2)	90	17

Other countries (the rest of the world)		—		—	255

Total					80,928

Joint ventures and associated companies
ST-Ericsson SA	Switzerland	50		137	—
Rockstar Consortium Group	Canada	21		1	—
Ericsson Nikola Tesla d.d.	Croatia	49		65	330

Total					330

1)	Through subsidiary holdings, total holdings amount to 100% of Compania Ericsson S.A.C.I.
2)	Through subsidiary holdings, total holdings amount to 100% of Ericsson (Thailand) Ltd.

Shares owned by subsidiary companies

Company	Reg. No.	Domicile	Percentage of ownership
Subsidiary companies
Ericsson Cables Holding AB	556044-9489	Sweden	100
Ericsson France SAS		France	100
Ericsson Telekommunikation GmbH 1)		Germany	100

Ericsson Telecommunicatie B.V.	The Netherlands	100
Ericsson Telekomunikasyon A.S.	Turkey	100
Ericsson Ltd.	United Kingdom	100
Redbee Media	United Kingdom	100
Ericsson Inc.	United States	100
Ericsson Wifi Inc.	United States	100
Drutt Corporation Inc.	United States	100
Redback Networks Inc.	United States	100
Telcordia Technologies Inc.	United States	100
Ericsson Telecomunicações S.A.	Brazil	100
Ericsson Australia Pty. Ltd.	Australia	100
Ericsson (China) Communications Co. Ltd.	China	100
Nanjing Ericsson Panda Communication Co. Ltd.	China	51
Ericsson Japan K.K.	Japan	100
Ericsson Communication Solutions Pte Ltd.	Singapore	100

1)	Disclosures Pursuant to Section 264b of the German Commercial Code (Handelsgesetzbuch – HGB) Applying Section 264b HGB, Ericsson Holding GmbH and Ericsson Telekommunikation GmbH, located in Frankfurt am Main/Germany, are exempted from the obligation to prepare, have audited and disclose financial statements and a management report in accordance with the legal requirements being applicable for German corporations.

D.	Property, Plant and Equipment

The information set forth under the following headings of the 2015 Swedish Annual Report is incorporated herein by reference:

•	The business

•	Sustainability and corporate responsibility

•	Results

•	Board of Directors’ report

•	Financial highlights – Capital expenditures

•	Sustainability and corporate responsibility

•	Notes to the consolidated financial statements

•	Note C11 – Property, plant and equipment

•	Note C27 – Leasing

•	Risk factors

•	Regulatory, Compliance and Corporate Governance risks

Primary manufacturing and assembly facilities

We continuously adjust our production capacity to meet expected customer demand. During 2015, our overall capacity utilization was around 85%.

The table below summarizes where we have major sites and the total floor space at year-end. Facilities are leased. The majority of the floor space within our production facilities is used for assembly.

2015		2014		2013
Sites*	Thousands of sq	Sites	Thousands of sq meters	Sites	Thousands of sq meters

		meters**
Sweden	4	21.3	4	20.7	4	67.2
China	2	13	3	19.8	5	32.8
Estonia	1	6	1	9.1	1	23.7
Italy	0	0	1	16.0	1	16.0
Brazil	1	4.5	1	25.3	1	25.3
Mexico	1	0.8	1	0.8	1	0.8
India	1	10.8	1	24.5	1	24.5

Total	10	56.4	12	116.2	14	190.3

*	In 2015, we closed our facility in Italy and one facility in China.
**	In 2015 and 2014, floor space in square meters does not include any warehouses and any transportation areas (which are included in 2013).

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The information set forth under the following headings of the 2015 Swedish Annual Report is incorporated herein by reference:

•	The business

•	Ericsson in brief

•	This is Ericsson

•	Business structure

•	Global presence 24/7

•	Five-year summary

•	Results

•	Board of Directors’ report

•	Business in 2015

•	Financial highlights

•	Business results – Segments

•	Business results – Regions

•	Risk management

•	Notes to the consolidated financial statements

•	Note C1 – Significant accounting policies

•	Note C20 – Financial risk management and financial instruments – Foreign exchange risk

•	Risk Factors

Operating results for the years ended December 31, 2013 and 2014

The figures in this section are IFRS figures. However, commentary is based on non-IFRS figures, unless stated otherwise. The reconciliation to IFRS figures is provided below.

Business in 2014

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

Ericsson continues to proactively identify efficiency opportunities in the Company. The cost and efficiency program presented at the CMD, with the ambition to achieve savings of approximately SEK 9 billion, with full effect during 2017, is progressing. Activities for the discontinuation of the modems business are included in the -program and are ahead of plan.

Ericsson improved the cash flow from operating activities, and generated a cash flow of SEK 18.7 (17.4) billion. For the third consecutive year, the Company exceeded its cash conversion -target of more than 70%. This resulted in a solid balance sheet, enabling Ericsson to continue to implement its strategy and to deliver consistent returns to its shareholders.

The Board of Directors proposes a dividend for 2014 of SEK 3.40 (3.00) per share, an increase of 13%.

Financial highlights

Financial results of operations

In this 2015 Form 20-F, unless otherwise indicated, commentary on sales, gross margin, operating income and net income reflects adjustments made on full year 2013 for the initial payment from Samsung following the January 2014 licensing agreement with Samsung. The table below presents the reconciliation between reported IFRS figures and the non-IFRS figures upon which the comments are based.

Reconciliation of Non-IFRS measures to IFRS measures

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

Reported sales were flat and amounted to SEK 228.0 (227.4) -billion. Strong sales growth in China, the Middle East and India was offset by lower sales in North America and Japan, where several larger mobile broadband coverage projects were completed.

During the year, the SEK has weakened towards a number of currencies, including the USD, which has had a gradual positive impact on sales.

Reported sales for segments Networks and Global Services were flat compared with 2013, while -Support Solutions reported sales grew by 3%.

IPR and licensing revenues amounted to SEK 9.9 (10.6) billion. For 2013, IPR revenues included an initial payment of SEK 4.2 billion from Samsung for patent licensing.

The mix of sales by commodity was: Software 24% (24%), hardware 34% (34%) and -services 42% (42%).

Restructuring charges amounted to SEK 1.5 (4.5) billion and were mainly related to the continued implementation of the service delivery strategy. Implementation started on the cost and efficiency program announced in November 2014. As part of the continuous business transformation, annual restructuring -normally generates charges of approximately SEK 2 billion. In addition, the cost and efficiency program is expected to generate approximately SEK 3–4 billion in restructuring charges in -2015–2017.

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

Other operating income and expenses decreased to SEK –2.2 (0.1) billion of which SEK –2.8 (0.5) billion relates to negative currency hedge effects. They derive from the hedge contract balance in USD, which has further decreased in value. The SEK has weakened towards the USD between December 31, 2013 (SEK/USD rate 6.46) and December 31, 2014 (7.79).

Operating income increased slightly to SEK 16.8 billion, positively impacted by an improved gross margin. (Reported operating income decreased slightly in 2014.) Operating income was negatively impacted by higher operating expenses, and negative effects from hedge -contracts. Operating margin was 7.4%.

Financial net amounted to SEK –1.0 (–0.7) -billion. The difference is mainly attributable to foreign currency revaluation effects.

The tax rate for 2014 was 30% compared with 29% in 2013. Tax costs were SEK –4.7 (–4.9) billion.

Net income increased to SEK 11.1 -billion, for the same reasons as for the increase in -operating income. (Reported net income decreased in 2014.)

EPS diluted was SEK 3.54.

Business results – Segments

Networks

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

In 2014, operators increased their focus on improving network performance as a key differentiator. This, in combination with continued data traffic increase, and introduction of new services such as VoLTE, led to increased -cap-acity business in Radio, IMS and IP.

Operating income improved significantly compared with last year due to increased capacity business, earlier actions to improve commercial and operational efficiency and lower -restructuring charges. This was partly offset by a negative effect from currency hedges of SEK –2.1 (0.5) billion and higher operating expenses, mainly in IP and Cloud. Restructuring charges amounted to SEK –0.4 (–2.2) billion.

Global Services

Sales for Global Services were flat compared with 2013 despite strong development in Managed Services and in -Network Design and Optimization.

There was continued momentum for Professional Services with double-digit sales growth during the second half of the year. Sales in targeted areas developed positively and in line with plan. Network Rollout sales declined, primarily due to a lower share of coverage projects.

Global Services operating income was flat compared with 2013. The Network Rollout -margin gradually improved during the year due to the declining dilutive effect from the European network modernization projects.

Professional Services operating margin declined to 12% (14%), partly due to negative currency hedge effects and partly due to the high share of managed services contracts in the trans-formation phase.

Restructuring charges declined to SEK –0.8 (–2.0) billion. Implementation of the service delivery strategy to move local service delivery resources to global centers continued, but at a slower pace during the first half of the year.

Support Solutions

Reported sales grew by 3%, driven by growth in OSS and in TV & Media through the Mediaroom acquisition. Regions North America and North East Asia showed strong growth while Latin America and Sub—Saharan Africa declined, primarily due to lower BSS sales.

Operating income declined slightly, partly due to lower sales in legacy systems and partly due to acquired operating expenses.

Modems

Ericsson took over the LTE thin-modem operations as part of the breakup of the joint venture with STMicroelectronics in 2013. Since the -integration, the modems market developed in a direction that reduced the addressable market for thin modems. In addition, there is strong competition, price erosion and an accelerating pace of technology innovation. Success in this evolved market requires significant R&D investments. In 2014, Ericsson announced the discontinuation of further development of modems and the shift of approximately 500 R&D resources to Networks to pursue growth opportunities in the radio business.

Operating income was SEK –2.0 billion. The discontinuation of the modems business will lead to a significant reduction in costs. Good progress has been made in 2014, and activities are ahead of plan. End-of-life agreements have been signed with existing customers.

Business results – Regions

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

NET SALES BY SEGMENT	2014
SEK million	Jan - Dec

Networks	117,487
Global Services	97,659
Of which Professional Services	70,831
Of which Managed Services	27,155
Of which Network Rollout	26,828
Support Solutions	12,655
Modems	182

Total	227,983

NET SALES BY REGION	2014
SEK million	Jan - Dec
North America	54,509
Latin America	22,570
Northern Europe & Central Asia	12,373
Western & Central Europe	19,706
Mediterranean	23,003
Middle East	21,277
Sub Saharan Africa	8,749
India	7,702
North East Asia	27,572
South East Asia & Oceania	15,858
Other	14,664

Total	227,983

B.	Liquidity and Capital Resources

The information set forth under the following headings of the 2015 Swedish Annual Report is incorporated herein by reference:

•	Results

•	Board of Directors’ report

•	Financial highlights – Cash flow

•	Financial highlights – Financial position

•	Financial highlights – Seasonality

•	Financial highlights – Capital expenditures

•	Notes to the consolidated financial statements

•	Note C19 – Interest-bearing liabilities

•	Note C20 – Financial risk management and financial instruments

•	Note C25 – Statement of cash flows

Balance sheet and other performance indicators for the years ended December 31, 2013 and 2014

Cash flow

Cash flow from operating activities was positive at SEK 18.7 (17.4) billion.

Total investing activities amounted to SEK 7.5 (11.1) billion. Investments in property, plant and equipment were SEK 5.3 (4.5) billion, representing 2% of sales. Acquisitions and divestments, net, were SEK 4.4 (2.7) billion. The -acquisitions are strategic investments made to strengthen the position in targeted areas.

In 2014, approximately SEK 8 billion of debt -outstanding was repaid:

•	A SEK 4 billion EIB loan, with original maturity in 2015, was repaid.

•	A USD 300 million bond, with original maturity in 2016, was repaid.

•	A EUR 219 million bond matured and was repaid in full.

Working capital

Days sales outstanding (DSO) increased to 105 (97) days mainly due to geographical mix and negative currency effects. Inventory turn-over days increased to 64 (62) days due to a larger share of projects and negative currency effects.

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

As of December 31, 2014, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

The Company believes it has sufficient cash and cash generation capacity to fund expected capital expenditures without external borrowings in 2015.

Capital expenditures 2010–2014

SEK billion	2014	2013	2012	2011	2010
Capital -expenditures	5.3	4.5	5.4	5.0	3.7
Of which in Sweden	2.4	1.9	1.3	1.7	1.4
Share of annual sales	2.3%	2.0%	2.4%	2.2%	1.8%

C.	Research and Development, Patents and Licenses

The information set forth under the following headings of the 2015 Swedish Annual Report is incorporated herein by reference:

•	Other information

•	Five-year summary

•	The business

•	This is Ericsson

•	The IPR portfolio

•	Results

•	Board of Directors’ report

•	Financial highlights – Research and development, patents and licensing

•	Consolidated financial statements

•	Consolidated income statement

Research and development, patents and licensing

In 2014, in line with the strategy to establish leadership in targeted areas, the Company has increased its R&D activities, primarily in IP and Cloud. In addition, the modems operations were taken over from the ST-Ericsson joint venture. This resulted in total R&D expenses of SEK 36.3 (32.2) billion.

	2014	2013	2012
Expenses (SEK billion)	36.3	32.2	32.8
As percent of Net sales	15.9%	14.2%	14.4%
Employees within R&D as of December 311)	25,700	25,300	24,100
Patents1)	37,000	35,000	33,000
IPR revenue, net (SEK billion)	9.9	10.6	6.6

1)	The number of employees and patents are approximate.

D.	Trend Information

The information set forth under the following headings of the 2015 Swedish Annual Report is incorporated herein by reference:

•	The Business

•	This is Ericsson

•	Profit improvement

•	Market transformation

•	The strategic direction

E.	Off-Balance Sheet Arrangements

The information set forth under the following headings of the 2015 Swedish Annual Report is incorporated herein by reference:

•	Results

•	Board of Directors’ report

•	Financial highlights - Off-balance sheet arrangements

•	Notes to the consolidated financial statements

•	Note C14 – Trade receivables and customer finance, Transfers of financial assets

•	Note C24 – Contingent liabilities

F.	Tabular Disclosure of Contractual Obligations

The information set forth under the section “Results – Notes to the consolidated financial statements – Note C31 – Contractual obligations” of the 2015 Swedish Annual Report is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The information set forth under the following headings of the 2015 Swedish Annual Report is incorporated herein by reference:

•	Corporate Governance

•	Corporate Governance report 2015

•	Members of the Board of Directors

•	Members of the Executive Leadership Team

B.	Compensation

The information set forth under the following headings of the 2015 Swedish Annual Report is incorporated herein by reference:

•	Results

•	Board of Directors’ report

•	Corporate governance – Remuneration

•	Notes to the consolidated financial statements

•	Note C17 – Post-employment benefits

•	Note C28 – Information regarding members of the Board of Directors,the Group management and employees

•	Corporate Governance

•	Corporate Governance report 2015

•	Remuneration to Board members

•	Remuneration report

C.	Board Practices

The information set forth under the following headings of the 2015 Swedish Annual Report is incorporated herein by reference:

•	Results

•	Notes to the consolidated financial statements

•	Note C28 – Information regarding members of the Board of Directors, the Group management and employees – Comments to the table

•	Corporate Governance

•	Corporate Governance report 2015

•	Board of Directors – Composition of the Board of Directors

•	Committees of the Board of Directors – Audit committee

•	Committees of the Board of Directors – Remuneration committee

•	Remuneration report

•	The Remuneration Committee

D.	Employees

The information set forth under the following headings of the 2015 Swedish Annual Report is incorporated herein by reference:

•	The Business

•	The people

•	Results

•	Board of Directors’ report

•	Financial Highlights – Employees

•	Notes to the Consolidated financial statements

•	Note C28 – Information regarding members of the Board of Directors, the Group management and employees – Employee numbers, wages and salaries

•	Other information

•	Five-year summary

E.	Share Ownership

The information set forth under the following headings of the 2015 Swedish Annual Report is incorporated herein by reference:

•	Shareholders

•	Share information

•	Shareholders

•	Corporate Governance

•	Corporate Governance report 2015

•	Shareholders

•	Members of the Board of Directors

•	Members of the Executive Leadership Team

•	Remuneration report

•	Total remuneration

•	Results

•	Notes to the consolidated financial statements

•	Note C28 – Information regarding members of the Board of Directors, the Group management and employees

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The information set forth under the following headings of the 2015 Swedish Annual Report is incorporated herein by reference:

•	Corporate Governance

•	Corporate Governance report 2015

•	Shareholders

•	Shareholders

•	Share information

•	Shareholders

B.	Related Party Transactions

The information set forth under the section “Results – Notes to the consolidated financial statements– Note C29 – Related party transactions” of the 2015 Swedish Annual Report is incorporated herein by reference.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

The information set forth under the following headings of the 2015 Swedish Annual Report is incorporated herein by reference:

•	Results

•	Board of Directors’ report

•	Legal proceedings

•	Parent Company – Proposed disposition of earnings

•	Consolidated financial statements

•	Notes to the consolidated financial statements

•	Report of independent registered public accounting firm

•	Other information

•	Five-year summary

See “Item 10.B. Memorandum and Articles of Association – Dividends” and “Item 17. Financial Statements.”

B.	Significant Changes.

On January 14, 2016, Ericsson announced that Ericsson and Huawei have agreed to extend their global patent license agreement. The agreement includes a cross license that covers patents relating to both companies’ wireless standard-essential patents (including the GSM, UMTS and LTE cellular standards). Pursuant to the amended agreement, Huawei will make on-going royalty payments to Ericsson, from 2016 and onwards, based upon actual sales.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The information set forth under the section “Shareholders – Share information – Share and ADS prices” of the 2015 Swedish Annual Report is incorporated herein by reference.

B.	Plan of Distribution

Not applicable.

C.	Markets

The information set forth the section “Shareholders – Share information – Share trading” of the 2015 Swedish Annual Report is incorporated herein by reference.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Under the Swedish Companies Act, resolutions are passed by a simple majority of votes cast at the meeting with the chairman of the meeting having a decisive vote (except in respect of elections), unless otherwise required by law or a company’s articles of association. Under the Swedish Companies Act, certain resolutions require special quorums and majorities, including, but not limited to, the following:

a)	a resolution to amend the articles of association requires a majority of two-thirds of the votes cast as well as two-thirds of the shares represented at the meeting, except in those circumstances described in b—d below;

b)	a resolution to amend the articles of association which reduces any shareholder’s rights to profits or assets, restricts the transferability of shares or alters the legal relationship between shares, normally requires the unanimous approval of the shareholders present at the meeting and who hold nine-tenths of all outstanding shares;

c)	a resolution to amend the articles of association for the purpose of limiting the number of shares with which a shareholder may vote at a general meeting or allocating part of the net profit for the fiscal year to a restricted fund or limiting the use of the company’s profits or assets in a liquidation or dissolution, normally requires the approval of shareholders representing two-thirds of the votes cast and nine-tenths of the shares represented at the meeting;

d)	a resolution of the kind referred to under B or C above may, however, be taken with a lower supermajority requirement if the amendments referred to therein will only adversely affect specific shares or classes of shares. In such cases, the requirement under a above will apply together with the following separate supermajority: (a) where only a class of shares is adversely affected, approval of the owners of one-half of all shares of such class and nine-tenths of the shares of such class represented at the meeting, or (b) where the shares adversely affected do not constitute a class of shares, the unanimous approval of all such affected outstanding shares present at the meeting and who hold nine-tenths of all outstanding shares adversely affected;

e)	a resolution to issue, approve or authorize the issuance for cash of new shares, warrants or convertibles with a deviation from the preferential right for existing shareholders requires a two-thirds majority of votes cast at the meeting as well as two-thirds of the shares represented at the meeting;

f)	a resolution to reduce the outstanding share capital requires a two-thirds majority of votes cast at the meeting as well as two-thirds of the shares represented at the meeting. In case there are several classes of shares in a company, the above described majority requirement shall apply also within each share class represented at the meeting and for which the rights of the shares are adversely affected; and

g)	a resolution to approve a merger requires a two-thirds majority of the votes cast at the meeting and two-thirds of the shares represented at the meeting (however, under certain circumstances a higher majority is required).

At a general meeting of shareholders, a shareholder or proxy for one or more shareholders may cast full number of votes represented by the holder’s shares.

Purchase of Own Shares

A Swedish public limited liability company whose shares are traded on a regulated market place within the European Economic Area (“EEA”) or a market place comparable to a regulated market place outside the EEA is entitled to purchase its own shares under certain conditions. A purchase by us of our own shares may take place only if (a) the purchase has been decided upon by a general meeting of shareholders or the Board has been authorized by a general meeting of shareholders, in both cases by a two thirds majority of votes cast at the meeting as well as two-thirds of the shares represented at the meeting, (b) the purchase is effected on a regulated market place within the EEA or a market place comparable to a regulated market place outside the EEA (in the latter case with the approval of the Swedish Financial Supervisory Authority the “SFSA”) or pursuant to an offer to all shareholders or holders of a specific class of shares, (c) the Company’s restricted equity will still be fully covered and the purchase is justifiable taken into account the type of business activities of the Company and the group, their scope and risks related thereto and the Company’s and the group’s need for financial resources, its liquidity and financial position, and (d) we and our subsidiaries do not hold or, as a result of purchase, will not hold in excess of 10% of all our outstanding shares. As of December 31, 2015, the Company held an aggregate of 49,367,641 treasury stock of Class B shares.

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

C.	Material Contracts

The information set forth under the following headings of the 2015 Swedish Annual Report is incorporated herein by reference:

•	Results

•	Board of Directors’ report

•	Material contracts

•	Notes to the consolidated financial statements

•	Note C31 – Contractual obligations

D.	Exchange Controls

There is no Swedish legislation affecting the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, except that, subject to the provisions in any tax treaty, dividends are subject to withholding tax.

E.	Taxation

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

Taxation on Capital Gains

Generally, non-residents of Sweden are not liable for Swedish capital gains taxation with respect to the sale of ADSs or Class B shares. However, under Swedish tax law, capital gains from the sale of shares in Swedish companies and certain other securities by an individual may be taxed in Sweden at a rate of 30% if the seller has been a resident of Sweden or has lived permanently in Sweden at any time during the year of the sale or the 10 calendar years preceding the year of the sale (absent treaty provisions to the contrary). The provision is applicable to ADSs or Class B shares. From January 1, 2008, the rule has been extended so that it also applies to shares in foreign companies, provided that the shares were acquired during the time that the person was liable to tax in Sweden.

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

Net Wealth Taxation

The Swedish net wealth tax has been abolished from January 1, 2007.

Certain United States Federal Income Tax Consequences

The following discussion is a summary of the material United States federal income tax consequences relevant to the ownership and disposition of ADSs or Class B shares. This discussion is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion is not a full discussion of all tax considerations that may be relevant to the ownership and disposition of ADSs or Class B shares, and does not address the Medicare tax on net investment income or the effects of any state, local or foreign tax laws. The discussion applies only if you will hold the ADSs and/or the Class B shares as capital assets and you use the USD as your functional currency. It does not deal with the tax treatment of investors subject to special rules, such as grantor trusts, real estate investment trusts, regulated investment companies, banks, brokers or dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of recording for their securities holdings, financial institutions, insurance companies, tax-exempt entities, investors liable for alternative minimum tax, holders (either actually or constructively) of 10% or more of the voting power of our shares, persons holding ADSs and/or Class B shares as part of a hedging, straddle, conversion or constructive sale transaction and persons who are resident or ordinarily resident in Sweden. In addition, investors holding ADSs and/or Class B shares indirectly through partnerships are subject to special rules not discussed below. You should consult your own tax advisors about the United States federal, state, local and foreign tax consequences to you of the ownership and disposition of the ADSs or Class B shares.

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

Dividends

Subject to the passive foreign investment company rules discussed below, the gross amount of dividends paid (before reduction for any Swedish withholding taxes) with respect to the ADSs or Class B shares generally will be included in your gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the ADSs or Class B shares and thereafter as capital gain. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations. The amount of any dividend paid in SEK will be the USD value of the dividend payment based on the exchange rate in effect on the date of receipt (or constructive receipt) by you, in the case of Class B shares, or by the depositary, in the case of ADSs, whether or not the payment is converted into USD at that time. Your tax basis in the SEK received will equal such USD amount. Gain or loss, if any, recognized on a subsequent sale or conversion of the SEK will be U.S. source ordinary income or loss.

If you are a non-corporate holder of ADSs or Class B shares, dividends you receive on the ADSs or Class B shares may be taxed at the lower applicable long-term capital gains rate provided that (1) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (2) certain holding period requirements are met, (3) you are not under any obligation to make related payments with respect to substantially similar or related property and (4) either (a) in the case of ADSs our ADSs continue to be listed on the Nasdaq Stock Market (or a national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended) or (b) we are eligible for the benefits of the U.S. Tax Treaty. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or Class B shares.

Subject to certain limitations, you will generally be entitled to receive credit against your United States federal income tax liability (or a deduction against your United States federal taxable income) with respect to any Swedish tax withheld in accordance with the U.S. Tax Treaty and paid over to Sweden. If a refund of the tax withheld is available to you under the laws of Sweden or under the U.S. Tax Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your United States federal income tax liability (and will not be eligible for the deduction in computing your United States federal taxable income). For foreign tax credit limitation purposes, dividends will be income from sources without the United States, and will generally be treated as “passive category income” (or, in the case of certain holders, “general category income”).

Sale or Exchange of ADSs or Class B shares

Subject to the passive foreign investment company rules discussed below, you will generally recognize capital gain or loss on the sale or other disposition of the ADSs or Class B shares equal to the difference between the USD value of the amount realized and your adjusted tax basis (determined in USD) in the ADSs or Class B shares. Such gain or loss will generally be long-term capital gain or loss if you have held the ADSs or Class B shares for more than one year, and will generally be treated as arising from U.S. sources for foreign tax credit limitation purposes. If you are a non-corporate holder of ADSs or Class B Shares, long-term capital gains are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

The amount realized on a disposition of ADSs or Class B shares for cash will generally be the amount of cash you receive for the ADSs or Class B shares (which, in the case of payment in a non-U.S. currency, will equal the USD value of the payment received determined on (a) the date of receipt of payment if you are a cash basis taxpayer and (b) the date of disposition if you are an accrual basis taxpayer). If the ADSs or Class B shares are treated as traded on an “established securities market,” if you are a cash basis taxpayer (or, if you are an accrual basis taxpayer, if you so elect) you will determine the USD value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

You will have a tax basis in any foreign currency received equal to the USD value thereof on the date of receipt. Any gain or loss you realize on a subsequent sale or conversion of foreign currency will be U.S. source ordinary income or loss.

Passive Foreign Investment Company Status

A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2015. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the composition and value of our assets, as determined from time to time. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relevant provisions of the Code. You should consult your own tax advisors about the consequences of our potential classification as a PFIC.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends paid in respect of ADSs or Class B shares and the proceeds received on the sale or exchange of the ADSs or Class B shares within the United States or by a broker with certain United States connections. Backup withholding may apply to payments to you of dividends paid in respect of ADSs or Class B shares or the proceeds of a sale or other disposition of ADSs or Class B shares if you fail to provide an accurate taxpayer identification number (certified on IRS Form W–9) or, upon request, to certify that you are not subject to backup withholding, or otherwise to comply with the applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and a refund of any excess amount withheld under the backup withholding rules may be obtained by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

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

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Annual reports and other information are filed with, or furnished to, the SEC in the United States, pursuant to the rules and regulations that apply to foreign private issuers. Electronic access to these documents may be obtained from the SEC’s website, www.sec.gov, where they are stored in the EDGAR database.

I.	Subsidiary Information

See “Item 4.C. Information on the Company – Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the following headings of the 2015 Swedish Annual Report is incorporated herein by reference:

A.	Quantitative information about market risk

The information set forth under the section “Results – Notes to the consolidated financial statements – Note C20 – Financial risk management and financial instruments” of the 2015 Swedish Annual Report is incorporated herein by reference.

B.	Qualitative information about market risk

The information set forth under the following headings of the 2015 Swedish Annual Report is incorporated herein by reference:

•	Results

•	Board of Directors’ report

•	Risk management

•	Notes to the consolidated financial statements

•	Note C20 – Financial risk management and financial instruments

•	Corporate Governance

•	Corporate Governance report 2015

•	Management – Risk management

C.	Interim periods

Not applicable.

D.	Safe harbor

Not applicable.

E.	Small business issuers

Not applicable.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Depositary fees, charges and payments

Fees and charges payable by ADS holders

	Service	Rate	By whom paid
1)	Receipt of deposits and issuance of receipts	Up to USD 5 per 100 American Depositary Shares of fraction thereof	Party to whom receipts are issued
2)	Delivery of deposited shares against surrender of receipts	Up to USD 5 per 100 American Depositary Shares or fraction thereof	Party surrendering receipts
3)	Distribution of Cash Dividends and Cash Proceeds	Up to USD 2 per 100 American Depositary Shares	All holders of American Depositary Shares
4)	Administration of the ADSs	Up to USD 2 per 100 American Depositary Shares per annum	All holders of American Depositary Shares

Except as otherwise provided in the Deposit Agreement, any and all other expenses of the Depositary, including without limitation, expenses or charges for printing, stationery, postage, insurances, cables, etc, are to be borne by the Depositary, or by the Company in accordance with agreements entered into from time to time with the Company.

Fees payable by the Depositary to the Issuer

Deutsche Bank Trust Company America (“Deutsche Bank”), the depositary of our ADSs, has agreed to pay Ericsson a minimum of USD 4.2 million per year. In addition, Deutsche Bank has agreed to pay Ericsson a percentage of the revenues collected by Deutsche Bank as a result of charging dividend or administrative fees from our ADS holders. In 2015, such amount received by Ericsson totalled approximately USD 3.8 million.

Deutsche Bank has further agreed to waive the costs associated with the administration of the Program and reporting services. In 2015, the total amount of such expenses was approximately USD 70,000.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

The information set forth under the section “Corporate Governance – Corporate Governance report 2015 – Internal control over financial reporting 2015 – Disclosure controls and procedures” of the 2015 Swedish Annual Report is incorporated herein by reference.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

The information set forth under the section “Results – Management’s report on internal control over financial reporting” of the 2015 Swedish Annual Report is incorporated herein by reference.

C.	Attestation Report of the Registered Public Accounting Firm

The information set forth under the section “Results – Report of independent registered public accounting firm” of the 2015 Swedish Annual Report is incorporated herein by reference.

D.	Changes in Internal Control Over Financial Reporting

The information set forth under the following headings of the 2015 Swedish Annual Report is incorporated herein by reference:

•	Corporate Governance

•	Corporate Governance report 2015

•	Internal control over financial reporting 2015 – Internal control over financial reporting

•	Results

•	Management’s report on internal control over financial reporting

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the section “Corporate Governance – Corporate Governance report 2015 – Committees of the Board of Directors – Audit Committee – Members of the Audit Committee” of the 2015 Swedish Annual Report is incorporated herein by reference.

ITEM 16B.	CODE OF ETHICS

The information set forth under the following headings of the 2015 Swedish Annual Report is incorporated herein by reference:

•	The business

•	Sustainability and corporate responsibility

•	Corporate Governance

•	Corporate governance report 2015

•	Regulatory and Compliance – Code of business ethics

•	Results

•	Board of Directors’ report

•	Corporate Governance – Business integrity

Our Code of Business Ethics is included on our web site at www.ericsson.com/code-of-business-ethics. We intend to disclose any waivers to or amendments of our Code of Business Ethics for the benefit of our directors and executive officers on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the Section “Results – Notes to the consolidated financial statements – Note C30 – Fees to auditors” of the 2015 Swedish Annual Report is incorporated herein by reference.

Audit committee pre-approval policies and procedures

The Audit Committee reviews and approves the scope of audits to be performed by external and internal auditors and analyzes their results and costs. The Committee keeps the Board of Directors informed about the external and internal auditors’ performance. It also makes recommendations to the Nomination Committee regarding the external auditor’s election and fees. In order to ensure the external auditor’s independence, the Audit Committee has established pre-approval policies and procedures for non-audit services to be performed by the external auditor. Pre-approval authority may not be delegated to management. The policies and procedures include a list of prohibited services and services that require pre-approval by the Committee. Such services fall into two broad categories:

•	General pre-approval – certain services regarding taxes, transactions, risk management, business improvement, corporate finance, attestation and the so called general services have received general pre-approval by the Audit Committee, provided that the estimated fee for each project does not exceed SEK 1 million. The external auditor must advise the Audit Committee of services rendered under the general pre-approval policy at least once a year.

•	Specific pre-approval – all other non-audit services and services subject to general pre-approval exceeding SEK 1 million must receive specific pre-approval. The external auditor submits an application to the Parent Company for final approval by the Audit Committee. The Audit Committee Chairman has the delegated authority for specific pre-approval in between Committee meetings, provided that the estimated fee in each case does not exceed SEK 2.5 million. The Chairman reports any pre-approval to the Audit Committee at its next meeting.

All services provided by the independent auditors were pre-approved in 2015.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

All members of the Audit Committee of a NASDAQ New York-listed company must be independent in accordance with NASDAQ New York and SEC rules. SEC Rule 10A-3(b)(1)(iv)(C) under the Exchange Act includes a specific exemption from these independence requirements for Audit Committee members of foreign private issuers who are non-executive employee representatives appointed to the Audit Committee pursuant to local law. The Company relies on this exemption, and does not consider that such reliance materially adversely affects the ability of the Audit Committee to act independently or to satisfy other SEC requirements applicable to Audit Committees.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Ericsson, as a company whose shares are listed on NASDAQ New York, is subject to the listing requirements and certain of the corporate governance requirements of NASDAQ New York and to the rules of the SEC.

All members of the Audit Committee of a NASDAQ New York- listed company must be independent in accordance with NASDAQ New York and SEC rules. SEC rules include a specific exemption from these independence requirements for Audit Committee members of foreign private issuers who are non-executive employee representatives appointed to the Audit Committee pursuant to local law. The Company relies on this exemption, and does not consider that such reliance materially adversely affects the ability of the Audit Committee to act independently or to satisfy other SEC requirements applicable to Audit Committees.

Under NASDAQ New York rules, Ericsson is permitted to follow home country practices in lieu of certain NASDAQ corporate governance requirements that would apply to US companies listed on NASDAQ New York. The rules require disclosures regarding the ways in which Ericsson’s corporate governance practices differ from those required of US companies under the rules of NASDAQ New York.

These differences include the following:

•	Employee representatives are appointed to Ericsson’s Board of Directors and serve on Committees (including the Audit and the Remuneration Committees) in accordance with Swedish law.

•	Employee representatives on the Ericsson Board and Commit- tees may attend all meetings of the Board and committees on which they serve (including those of the Audit and the Remu- neration Committees) in accordance with Swedish law.

•	In accordance with Swedish market practices, the Nomination Committee is not fully comprised of Board members. In addition to the Chairman of the Board, representatives of the four largest shareholders are appointed as members of the Nomi- nation Committee of Ericsson.

•

The determination regarding independence of Board members is made by the Nomination Committee prior to the Annual General Meeting (“AGM”) instead of the Board. Before the AGM 2015, the Nomination Committee determined that the following Board mem bers were independent under the NASDAQ New York rules: Roxanne S. Austin, Nora Denzel, Börje Ekholm, Alexander Izosimov, Leif Johansson, Ulf J. Johansson, Anders Nyrén, Sukhinder Singh Cassidy, Kristin Skogen Lund and Jacob

Wallenberg. When appointing members to the Committees of the Board, the Board of Directors makes determinations regarding Committee member independence.

•	The Board of Directors does not have regularly scheduled meetings with only independent directors present.

•	The external auditor is proposed by the Nomination Committee in cooperation with the Audit Committee and is elected by the shareholders.

•	NASDAQ New York rules applicable to US companies require the consideration of six factors relating to the independence of compensation consultants, legal counsel or other advisers retained by compensation or remuneration committees. Con- sistent with Swedish practices, the Remuneration Committee’s procedures addressing independence of advisers do not expressly require the consideration of those six factors.

•	Ericsson does not solicit proxies for shareholder meetings, which is in accordance with Swedish practices and rules.

•	There are no minimum quorum requirements for shareholder meetings under Swedish law, except under certain limited circumstances. Certain resolutions requiring special quorums and majorities are described in our Memorandum and Articles of Association.

•	Some of the requirements addressed by NASDAQ New York rules are included in the Swedish Corporate Governance Code or the work procedure for the Board of Directors instead of Committee charters. The work procedure establishes the attribution of various responsibilities among the Board, its Commit tees and the President and CEO. The work procedure for the Board is reviewed, evaluated and amended as required or appropriate, and adopted by the Board at least once a year.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See our consolidated financial statements and accompanying notes of the 2015 Swedish Annual Report.

•	Consolidated income statement and Consolidated statement of comprehensive income

•	Consolidated balance sheet

•	Consolidated statement of cash flows

•	Consolidated statement of changes in equity

•	Notes to the consolidated financial statements

•	Auditor’s Report

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

The exhibit index attached hereto is incorporate herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

By:	/s/ ROLAND HAGMAN
Name:	Roland Hagman
Title:	Vice President, Group Controller

By:	/s/ NINA MACPHERSON
Name:	Nina Macpherson
Title:	Senior Vice President, Chief Legal Officer

Date: April 4, 2016

EXHIBIT INDEX

The agreements and other documents filed as exhibits to this 2015 Form 20-F are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by the registrant in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Exhibit Number	Description

1	Articles of Association (incorporated herein by reference to Exhibit 1 to the Annual Report on Form 20-F for the year ended December 31, 2011 filed by the registrant on April 4, 2012 (File No. 000-12033))

2	Second Amended and Restated Deposit Agreement Among Telefonaktiebolaget LM Ericsson (publ) and Deutsche Bank Trust Company Americas, as depositary, and holders of American Depositary Receipts, dated as of January 7, 2014 (incorporated herein by reference to Exhibit 2 to the Annual Report on Form 20-F for the year ended December 31, 2014 filed by the registrant on March 31, 2015 (File No. 000-12033))

6	See “Results –Notes to the consolidated financial statements – Note C1 - Significant accounting policies” of the 2015 Swedish Annual Report

7	For definitions of certain ratios used in this report, see the section of the 2015 Swedish Annual Report entitled “Financial Terminology”

8	See Item 4.C. Organizational Structure

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Swedish Annual Report for 2015 in English (adjusted version)

15.2	Consent of PriceWaterhouseCoopers AB

*	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.
**	Certain of the information included in Exhibit 15.1is incorporated by reference into this 2015 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended. With the exception of the items so specified, the 2015 Swedish Annual Report is not deemed to be filed as part of this 2015 Form 20-F.