Form 20-F
period 2016-12-31
ERICSSON LM TELEPHONE CO
filed 2017-04-26
CIK 717826

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2016

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

B shares (SEK 5.00 nominal value)	3,069,395,752
A shares (SEK 5.00 nominal value)	261,755,983
C shares (SEK 1.00 nominal value)	49,367,641

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company . See the definitions of “large accelerated filer” and “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

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

This document is our Annual Report on Form 20-F for the year ended December 31, 2016 (the “2016 Form 20-F”). Reference is made to the English version of our Swedish Annual Report for 2016, with certain adjustments made to comply with U.S. requirements, which is attached hereto as Exhibit 15.1 (the “2016 Swedish Annual Report”). Only (i) the information included in this 2016 Form 20-F, (ii) the information in the 2016 Swedish Annual Report that is incorporated by reference in this 2016 Form 20-F, and (iii) the exhibits to the 2016 Form 20-F that are required to be filed pursuant to the Form 20-F shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statement on Form F-3 filed on May 8, 2015 (File No. 333-203977) and any other document filed by us pursuant to the Securities Act of 1933, as amended, which incorporates by reference the 2016 Form 20-F. Any information in the 2016 Swedish Annual Report that is not referenced in the 2016 Form 20-F or filed as an exhibit thereto shall not be deemed to be so incorporated by reference.

Certain industry, technical and financial terms used in this 2016 Form 20-F are defined in the subsections entitled “Glossary” and “Financial Terminology” of the 2016 Swedish Annual Report, which are incorporate herein by reference.

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

The information included on www.ericsson.com and other websites that appear in this 2016 Form 20-F is not incorporated by reference herein. From time to time, we may use our website as a channel of distribution of material company information. Financial and other material information regarding our company is routinely posted on and accessible at www.ericsson.com.

Forward-Looking Statements

This 2016 Form 20-F includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events and expected operational and financial performance. The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “predict,” “aim,” “ambition,” “target,” “might,” or, in each case, their negative, and similar words are intended to help identify forward-looking statements.

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

Although we believe that the expectations reflected in these and other forward-looking statements are reasonable, we cannot assure you that these expectations will materialize. Because forward-looking statements are based on assumptions, judgments and estimates, and are subject to risks and uncertainties, actual results could differ materially from those described or implied herein

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to the factors described under “Item 3.D. Risk Factors” in this 2016 Form 20-F.

We undertake no obligation to publicly update or revise any forward-looking statements included in this 2016 Form 20-F, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

We present below certain selected financial data derived from our consolidated financial statements as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, included herein, prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS differs in certain significant respects from the accounting principles generally accepted in the United States, or “U.S. GAAP.”

The summary financial data should be read in conjunction with our consolidated financial statements and the notes thereto contained in this 2016 Form 20-F, as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects” and the information set forth under the following headings of the 2016 Swedish Annual Report, which are incorporated herein by reference:

•	Other Information

•	Alternative Performance Measures (APMs)

•	Financial Terminology and Exchange rates

	2016	Change	2015	2014	2013	2012
Income statement and cash flow items, SEK million
Net sales	222,608	–10%	246,920	227,983	227,376	227,779
Operating expenses	–60,501	–6%	–64,129	–63,408	–58,509	–58,856
Operating income	6,299	–71%	21,805	16,807	17,845	10,458
Net income	1,895	–86%	13,673	11,143	12,174	5,938
Restructuring charges	7,567	50%	5,040	1,456	4,453	3,447
Cash flow from operating activities	14,010	–32%	20,597	18,702	17,389	22,031

Year-end position, SEK million
Total assets	283,347	0%	284,363	293,558	269,190	274,996
Property, plant and equipment	16,734	5%	15,901	13,341	11,433	11,493
Stockholders’ equity	139,817	–5%	146,525	144,306	140,204	136,883
Non-controlling interest	675	–20%	841	1,003	1,419	1,600

Per share indicators
Earnings per share, basic, SEK	0.53	–87%	4.17	3.57	3.72	1.80
Earnings per share, diluted, SEK	0.52	–87%	4.13	3.54	3.69	1.78
Dividends per share, SEK	1.00	–73%	3.70	3.40	3.00	2.75
Dividend per share (USD)	0.11	–71%	0.39	0.41	0.46	0.42

Number of shares outstanding (in millions)
end of period, basic	3,269	—	3,256	3,242	3,231	3,220
average, basic	3,263	—	3,249	3,237	3,226	3,216
average, diluted	3,303	1%	3,282	3,270	3,257	3,247
Capital stock, SEK million	16,657		16,526	16,526	16,526	16,526

Other information, SEK million
Additions to property, plant and equipment	6,129	–26%	8,338	5,322	4,503	5,429
Depreciations and write-downs/impairments of property, plant and equipment	4,569	–3%	4,689	4,316	4,209	4,012
Acquisitions/capitalization of intangible assets	5,260	1%	5,228	6,184	4,759	13,247
Amortization and write-downs/impairments of intangible assets	4,550	–18%	5,538	5,629	5,928	5,877
Research and development expenses	31,635	–9%	34,844	36,308	32,236	32,833
as percentage of net sales	14.2%	—	14.1%	15.9%	14.2%	14.4%
Inventory turnover days	69	8%	64	64	62	73

Alternative Performance Measures (APMs)1)
Gross margin	29.8%	—	34.8%	36.2%	33.6%	31.6%
Operating margin	2.8%	—	8.8%	7.4%	7.8%	4.6%
EBITA margin	4.0%	—	10.5%	9.3%	9.8%	6.6%
Cash conversion	175.0%	—	85%	84%	79%	116%
Capital employed, SEK million	190,901	–2%	195,150	189,839	180,903	176,653
Return on equity	1.2%	—	9.3%	8.1%	8.7%	4.1%
Return on capital employed	3.2%	—	11.6%	9.8%	10.7%	6.7%
Equity ratio	49.6%	—	51.8%	49.5%	52.6%	50.4%
Capital turnover	1.2	—	1.3	1.2	1.3	1.3
Working capital, SEK million	89,039	–15%	104,811	103,246	106,940	100,619
Gross cash, SEK million	57,877	–13%	66,270	72,159	77,089	76,708
Net cash, SEK million2)	31,191	–24%	41,150	48,014	47,634	48,041

Statistical data, year-end
Number of employees	111,464	–4%	116,281	118,055	114,340	110,255
of which in Sweden	15,303	–10%	17,041	17,580	17,858	17,712
Export sales from Sweden, SEK million	107,036	–9%	117,486	113,734	108,944	106,997

1)	A reconciliation to the most directly reconcilable line items in the financial statements for 2016 and five comparison years is available under the heading “Alternative Performance Measures” of the 2016 Swedish Annual Report. Reconciliation of ten years is available in a separate document available on www.ericsson.com/thecompany/investors/financial-reports.
2)	The definition of Net cash has been adjusted in 2016 (Post-employment benefits are no longer included and Interest-bearing securities, non-current are included). Net cash for prior periods has been recalculated using the new definition.

Exchange Rates

The following tables provide information with respect to the exchange rate for SEK per USD 1.00 based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate of 7 April was SEK 9.0503 per USD 1.00. The average exchange rate is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Average
2012	6.7247
2013	6.5152
2014	6.9222
2015	8.4643
2016	8.5959

Month	High	Low
October 2016	9.0646	8.5641
November 2016	9.2686	8.8938
December 2016	9.4207	9.0784
January 2017	9.1583	8.8254
February 2017	9.0134	8.7176
March 2017	9.0664	8.7701

Effects of exchange rate fluctuations on our business is described in the Notes to the Consolidated Financial Statements—Note C20, “Financial Risk Management and Financial Instruments.”

Noon buying rates are not used in the preparation of our financial statements. The exchange rates used in the preparation of our consolidated financial statements are presented below:

	2016	2015
SEK/EUR
Average rate	9.44	9.34
Closing rate	9.56	9.17
SEK/USD
Average rate	8.56	8.39
Closing rate	9.06	8.40

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The information set forth under the heading “Financials–Risk Factors” of the 2016 Swedish Annual Report is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

The information set forth under the following headings of the 2016 Swedish Annual Report is incorporated herein by reference:

•	The Business

•	Ericsson in Brief

•	Change in Reporting Structure from 2017

•	Financials – Board of Directors’ Report

•	Business in 2016

•	Financial Highlights – Capital expenditures

For capital expenditures we usually use available cash from operations

•	Notes to the Consolidated financial statements

•	Note C26 – Business combinations

•	Note C32 – Events after the reporting period

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

Subsidiaries and associated companies: For a list of our significant subsidiaries, please see “Item 4C. Investments”. In addition to our joint venture ST-Ericsson (up until August 2, 2013), we are engaged in a number of minor joint ventures and cooperative arrangements. For more information regarding risks associated with joint ventures, strategic alliances and third-party agreements, please see “Item 3D. Financials–Risk Factors - Market, Technology and Business Risks”.

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

B.	Business Overview

The information set forth under the following headings of the 2016 Swedish Annual Report is incorporated herein by reference:

•	Ericsson in brief

•	The business

•	This is Ericsson

•	This is the market

•	The customers

•	Networks

•	IT & Cloud

•	Media

•	Global presence 24/7

•	Customer group Industry and Society

•	Customer Group – IPR & Licensing

•	Reporting Structure 2016

•	Change in Reporting Structure from 2017

•	Financials

•	Board of Directors’ report

•	Financial highlights – Research and development, patents and licensing

•	Financial highlights – Seasonality

•	Business results – Segments

•	Business results – Regions

•	Sourcing and supply

•	Sustainability and corporate responsibility

•	Notes to the consolidated financial statements

•	Note C3 – Segment information

•	Risk factors

•	Market, technology and business risks

•	Regulatory, compliance and corporate governance risks

•	Corporate Governance

•	Corporate Governance report 2016

•	Regulation and compliance

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)

Ericsson has conducted business in Iran/Persia since the late nineteenth century, opened an office in Iran in 1973 and later established a local subsidiary in the country. Ericsson strongly believes in enabling communication for all and believes that access to communications can enable the right to health, education and freedom of expression. Ericsson’s business activities in Iran principally involve the sale of communications infrastructure related products and services, including support, installation and maintenance services. Ericsson’s exports from the European Union (the “EU”) to Iran are performed under export licenses from the Swedish Agency for Non-Proliferation and Export Controls.

Due to its operations in Iran, and having staff permanently in the country, Ericsson has contacts with its local customers and retains certain local suppliers, including banks, and service providers. In addition, Ericsson has other dealings incidental to its local activities, such as making payments for taxes, salaries, rents, utilities and office and similar supplies as well for local accommodation and transportation and customs related services. As a result, Ericsson has contact with companies that may be owned or controlled by the government of Iran. While Ericsson seeks to obtain information regarding the actual business names and ownership of customers and other counterparties in Iran through its policies and procedures designed to ensure that Ericsson “knows its customers”, it is difficult to determine ownership and control with certainty, particularly with respect to determining whether an entity engaged in commercial activities is owned or controlled by the government.

During 2016, Ericsson sold communications infrastructure related products and services in Iran to the following telecommunications companies operating in the country: MTNIrancell, Mobile Communication Company of Iran (“MCCI”) and Dadeh Gostare Asre Novin (“Hiweb”). Ericsson also contracted with Pars Online for such sales. During 2016, Ericsson’s gross revenue (reported as net sales) related to sales to Hiweb, MTNIrancell and MCCI in Iran was approximately SEK 2,801 million. Ericsson does not normally allocate net profit (reported as net income) on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its operating income (income before taxes and financial net) from such sales, after internal cost allocation was approximately SEK - 332 million during 2016. Ericsson intends to continue to engage with existing customers and explore opportunities with new customers in Iran while continuously monitoring international developments as they relate to Iran and its government.

In some instances, Ericsson has had to arrange performance bonds or similar financial guarantees to secure Ericsson’s performance of obligations under the commercial agreements Ericsson has entered into relating to the business in Iran. In such instances, Ericsson usually engages its banks outside Iran, who in turn engage local banks in the country. These local banks include Tejarat Bank, Melli Bank and Saderat Bank. Although some bonds and guarantees are still in place, no new performance bonds or similar guarantees involving these three banks with respect to Ericsson’s business activities in Iran were issued during 2016, nor were payments made to beneficiaries under any such existing bond or guarantee.

During 2016, Bank Mellat, Post Bank of Iran and Tejarat Bank (local banks in Iran) issued bank guarantees to secure Iranian customer payment obligations to Ericsson and Eghtesad Novin Bank (a local bank in Iran) issued a letter of credit to one of Ericsson’s banks outside Iran, to secure an Iranian customer’s payment obligations to Ericsson. Further, some payments made to Ericsson’s local subsidiary and payments required to be made by the local subsidiary to suppliers involve banks controlled by the government of Iran, such as Bank Mellat, Tejarat Bank, Bank Melli, Saderat Bank, Keshavarzi Bank, Eghtesad Novin Bank, Refah Bank and Bank Sepah. Ericsson also received payments from customers to Ericsson’s accounts outside Iran.

C.	Organizational Structure

The following list shows certain shareholdings owned directly and indirectly by our parent company as of December 31, 2016. A complete list of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Companies Registration Office (Bolagsverket), may be obtained upon request to: Telefonaktiebolaget LM Ericsson, External Reporting, SE-164 83 Stockholm, Sweden.

Shares owned directly by the Parent Company

Company	Reg. No.	Domicile	Percentage of ownership		Par value in local currency, million	Carrying value, SEK million
Subsidiary companies
Ericsson AB	556056-6258	Sweden	100		50	20,731
Ericsson Shared Services AB	556251-3266	Sweden	100		361	2,216
Netwise AB	556404-4286	Sweden	100		2	306
Datacenter i Rosersberg AB	556895-3748	Sweden	100		—	88
Datacenter i Mjärdevi Aktiebolag	556366-2302	Sweden	100		10	69
AB Aulis	556030-9899	Sweden	100		14	6
Ericsson Credit AB	556326-0552	Sweden	100		5	5
Other (Sweden)			—		—	1,642
Ericsson Austria GmbH		Austria	100		4	65
Ericsson Danmark A/S		Denmark	100		90	216
Oy LM Ericsson Ab		Finland	100		13	196
Ericsson Participations France SAS		France	100		26	524
Ericsson Germany GmbH		Germany	100		—	4,232
Ericsson Hungary Ltd.		Hungary	100		1,301	120
L M Ericsson Limited		Ireland	100		4	34
Ericsson Telecomunicazioni S.p.A.		Italy	100		44	5,357
Ericsson Holding International B.V.		The Netherlands	100		222	3,200
Ericsson A/S		Norway	100		75	114
Ericsson Television AS		Norway	100		161	1,670
Ericsson Corporatia AO		Russia	100		5	5
Ericsson España S.A.		Spain	100		43	170
Ericsson AG		Switzerland	100		—	—
Ericsson Holdings Ltd.		United Kingdom	100		328	4,094
Other (Europe, excluding Sweden)			—		—	680
Ericsson Holding II Inc.		United States	100		2,897	29,907

Companía Ericsson S.A.C.I.		Argentina	95	1)	41	15

Ericsson Canada Inc.		Canada	100		—	51
Belair Networks		Canada	100		—	170
Ericsson Telecom S.A. de C.V.		Mexico	100		939	1,050
Other (United States, Latin America)			—		—	96
Teleric Pty Ltd.		Australia	100		20	100
Ericsson Ltd.		China	100		2	2
Ericsson (China) Company Ltd.		China	100		65	475
Ericsson India Private Ltd.		India	100		725	147
Ericsson India Global Services PVT. Ltd		India	100		389	64
Ericsson Media Solutions Ltd		Israel	100		9	711
Ericsson-LG CO Ltd.		Korea	75		375	2,544
Ericsson (Malaysia) Sdn. Bhd.		Malaysia	70		2	4
Ericsson Telecommunications Pte. Ltd.		Singapore	100		2	1
Ericsson South Africa PTY. Ltd		South Africa	70		—	135
Ericsson Taiwan Ltd.		Taiwan	90		270	36

Ericsson (Thailand) Ltd.		Thailand	49	2)	90	17

Other countries (the rest of the world)			—		—	299

Total						81,564

Joint ventures and associated companies
ST-Ericsson SA		Switzerland	50		137	—
Rockstar Consortium Group		Canada	21		1	—
Ericsson Nikola Tesla d.d.		Croatia	49		65	330

Total						330

1)	Through subsidiary holdings, total holdings amount to 100% of Compania Ericsson S.A.C.I.
2)	Through subsidiary holdings, total holdings amount to 100% of Ericsson (Thailand) Ltd.

Shares owned by subsidiary companies

Company	Reg. No.	Domicile	Percentage of ownership
Subsidiary companies
Ericsson Cables Holding AB	556044-9489	Sweden	100
Ericsson France SAS		France	100
Ericsson Telekommunikation GmbH 1)		Germany	100
Ericsson Telecommunicatie B.V.		The Netherlands	100
Ericsson Telekomunikasyon A.S.		Turkey	100
Ericsson Ltd.		United Kingdom	100
Creative Broadcast Services Holdings Ltd.		United Kingdom	100
Ericsson Inc.		United States	100
Ericsson Wifi Inc.		United States	100
Drutt Corporation Inc.		United States	100
Redback Networks Inc.		United States	100
Telcordia Technologies Inc.		United States	100
Ericsson Telecomunicações S.A.		Brazil	100
Ericsson Australia Pty. Ltd.		Australia	100
Ericsson (China) Communications Co. Ltd.		China	100
Nanjing Ericsson Panda Communication Co. Ltd.		China	51
Ericsson Japan K.K.		Japan	100
Ericsson Communication Solutions Pte Ltd.		Singapore	100

1)	Disclosures Pursuant to Section 264b of the German Commercial Code (Handelsgesetzbuch – HGB) Applying Section 264b HGB, Ericsson Holding GmbH and Ericsson Telekommunikation GmbH, located in Frankfurt am Main/Germany, are exempted from the obligation to prepare, have audited and disclose financial statements and a management report in accordance with the legal requirements being applicable for German corporations.

D.	Property, Plant and Equipment

The information set forth under the following headings of the 2016 Swedish Annual Report is incorporated herein by reference:

•	The business

•	Sustainability and corporate responsibility

•	Financials

•	Board of Directors’ report

•	Financial highlights – Capital expenditures

•	Sustainability and corporate responsibility

•	Notes to the consolidated financial statements

•	Note C11 – Property, plant and equipment

•	Note C27 – Leasing

•	Risk factors

•	Regulatory, Compliance and Corporate Governance risks

Primary manufacturing and assembly facilities

We continuously adjust our production capacity to meet expected customer demand. During 2016, our overall capacity utilization was around 85%.

The table below summarizes where we have major sites and the total floor space at year-end. Facilities are leased. The majority of the floor space within our production facilities is used for assembly.

	2016		2015		2014
	Sites	Thousands of sq meters**	Sites*	Thousands of sq meters**	Sites	Thousands of sq meters**
Sweden	4	21.3	4	21.3	4	20.7
China	2	13	2	13	3	19.8
Estonia	1	6	1	6	1	9.1
Italy	0	0	0	0	1	16
Brazil	1	4.5	1	4.5	1	25.3
Mexico	1	0.8	1	0.8	1	0.8
India	1	10.8	1	10.8	1	24.5
Total	10	56.4	10	56.4	12	116.2

*	In 2015, we closed our facility in Italy and one facility in China.
**	Floor space in square meters does not include any warehouses and any transportation areas

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The information set forth under the following headings of the 2016 Swedish Annual Report is incorporated herein by reference:

•	Ericsson in brief

•	The business

•	This is Ericsson

•	Global presence 24/7

•	Reporting Structure 2016

•	Other information

•	Five-year summary

•	Alternative Performance Measures (APMs)

•	Financials

•	Board of Directors’ report

•	Business in 2016

•	Financial highlights

•	Business results – Segments

•	Business results – Regions

•	Risk management

•	Notes to the consolidated financial statements

•	Note C1 – Significant accounting policies

•	Note C20 – Financial risk management and financial instruments – Foreign exchange risk

•	Risk Factors

•	Market, technology and business risks

•	Regulatory, Compliance and Corporate Governance risks

Operating results for the years ended December 31, 2014 and 2015

Business in 2015

In 2015, net sales increased by 8% mainly due to sales growth in India, North America and Mainland China as well as higher IPR licensing revenues. All three segments showed sales growth. Both operating income and margin increased compared to last year despite significantly higher restructuring charges. The increase is mainly related to higher IPR licensing revenues, lower negative currency hedge effects and lower operating expenses, excluding restructuring charges. In the year, the US dollar strengthened towards a number of currencies including SEK, impacting sales and operating income positively.

The IPR strategy, to generate value from investments in R&D, has been successful and over the last five years IPR licensing revenues have more than tripled. IPR revenues were SEK 14.4 (9.9) billion. Ericsson now has agreements with the majority of handset suppliers.

In 2015, there was good progress in the targeted growth areas; IP network, Cloud, OSS and BSS, TV and Media as well as Industry and Society. Ericsson continued to invest in order to establish leadership in these areas.

The effort to restore Network Rollout to a sustainable profitable business progressed well, with a break-even operating income, excluding restructuring charges, for the second half of 2015.

The global cost and efficiency program progressed according to plan, with the target to achieve net annual savings of SEK 9 billion during 2017 compared with 2014. Operating expenses, excluding restructuring charges, declined to SEK 61.4 (63.0) billion. Ericsson will continue to address operating expenses and increase efforts to further reduce cost of sales in order to improve the gross margin.

Ericsson delivered a full-year cash flow from operating activities of SEK 20.6 (18.7) billion, exceeding the cash conversion target of more than 70%. The Board of Directors proposes a dividend of SEK 3.70 (3.40) per share for 2015, an increase of 9% compared with last year.

Financial highlights

Net Sales

Reported sales increased by 8%. Sales growth in India, North America and Mainland China as well as higher IPR licensing revenues were partly offset by lower sales in Japan, Russia and Brazil.

All three segments showed sales growth. Global Services sales grew by 11%, with 15% growth in Professional Services, while Network Rollout sales were almost flat. Networks sales grew by 5% and Support Solutions sales by 19%.

IPR licensing revenues amounted to SEK 14.4 (9.9) billion. In 2015, a global patent license agreement was signed with Apple.

In the year, the US dollar strengthened towards a number of currencies including SEK, impacting sales positively. At the same time the strong US dollar gradually impacted investments negatively in some emerging markets.

Sales, adjusted for comparable units and currency, decreased by –5%.

Gross margin

Gross margin declined to 34.8% (36.2%). Excluding restructuring charges, the gross margin declined to 35.7% (36.6%) due to a mix with a lower share of mobile capacity business and higher share of Global Services sales. This was partly offset by higher IPR licensing revenues and effects of implemented efficiency measures.

The mix of sales by commodity was; software 23% (24%), hardware 34% (34%) and services 43% (42%).

Restructuring charges and global cost and efficiency program

Restructuring charges amounted to SEK –5.0 (–1.5) billion, in line with previous estimates. The charges were mainly related to the global cost and efficiency program announced in November 2014. The global cost and efficiency program is progressing according to plan and is expected to generate net annual savings of SEK 9 billion during 2017 compared with 2014.

With current visibility, total restructuring charges for 2016 are estimated to be approximately SEK 3–4 billion. This includes both restructuring charges related to the global cost and efficiency program and normal restructuring charges for the ongoing business transformation.

Operating expenses

Total operating expenses increased to SEK 64.1 (63.4) billion. Operating expenses, excluding restructuring charges, decreased from SEK 63.0 to SEK 61.4 billion, due to lower R&D expenses amounting to SEK 32.8 (36.0) billion. This is partly a result of implementation of activities related to the global cost and efficiency program. Additions to capitalized development expenses amounted to SEK 3.5 (1.5) billion. The increase was due to higher activity in technology platform development than a year ago.

Other operating income and expenses

Other operating income and expenses improved to SEK 0.1 (–2.2) billion. The increase is mainly related to currency hedge effects of SEK –1.1 (–2.8) billion. They derive from the hedge contract balance in US dollar, which has further decreased in value. The SEK has weakened towards the US dollar between December 31, 2014 (SEK/USD rate 7.79) and December 31, 2015 (8.40). The negative currency hedge effects were more than offset by several minor positive items and a capital gain of SEK 0.3 billion related to a real estate divestment in the US.

Operating income

Operating income increased to SEK 21.8 (16.8) billion despite significantly higher restructuring charges. The increase is mainly related to higher IPR licensing revenues, lower negative currency hedge effects and lower operating expenses, excluding restructuring charges. The net currency effect had a positive impact on operating income. Operating margin was 8.8% (7.4%).

Financial net

Financial net amounted to SEK –1.9 (–1.0) billion. The decrease is mainly due to a negative effect of foreign currency revaluation and lower interest rates.

Taxes

The tax rate for 2015 was 31% compared with 30% in 2014, negatively impacted by the geographical mix. Tax costs were SEK –6.2 (–4.7) billion.

Net income and EPS

Net income increased to SEK 13.7 (11.1) billion, for the same reasons as for the increase in operating income. EPS diluted was SEK 4.13 (3.54).

Business results – Segments

Networks

Reported sales increased by 5% compared to last year. The increase was mainly due to higher IPR licensing revenues. Operator investments in mobile broadband in India and South East Asia increased. The large-scale LTE deployments in Mainland China continued at a high pace in 2015. Sales in North America were flat compared to last year, supported by the strengthened US dollar. Mobile broadband investments in North America were negatively impacted by operator focus on cash flow optimization in order to finance major acquisitions and spectrum auctions.

In 2015, sales in targeted growth area IP networks grew, mainly driven by investments in packet core, VoLTE and user data management.

During the year, the US dollar strengthened towards a number of currencies, including SEK, impacting sales positively. At the same time, the strong US dollar gradually impacted investments negatively in some emerging markets. Sales, adjusted for comparable units and currency, decreased by –8% compared to last year.

Operating income and margin decreased due to a higher share of mobile broadband coverage business and higher restructuring charges. Increased IPR licensing revenues, lower operating expenses and lower negative effect of currency hedge contracts contributed positively to operating income and margin.

The year started with a high level of R&D expenses which gradually decreased as a result of the global cost and efficiency program. The ambition to improve Networks profitability remains.

Restructuring charges amounted to SEK –2.8 (–0.4) billion and the negative effect from hedge contracts was SEK –0.9 (–2.1) billion.

Global Services

Reported sales increased by 11% compared to last year. Professional Services reported sales grew 15% with strong development across the portfolio and with growth in all ten regions.

Consulting and Systems Integration sales grew, driven by OSS and BSS transformation projects and by solutions for Industry & Society customers. Sales in Managed Services grew by 17% and the number of signed contracts increased by more than 40% compared with 2014.

Network Rollout sales were flat. Lower coverage project activities in Japan, North America and Latin America impacted sales negatively.

Global Services sales, adjusted for comparable units and currency, declined –2%.

Global Services operating income increased by more than 30% compared with 2014, driven by increased sales in Professional Services and reduced losses in Network Rollout. Professional Services margin was stable compared to last year.

The effort to restore Network Rollout profitability progressed well with a break-even result, excluding restructuring, for the second half of the year. Network Rollout full-year operating income improved to SEK –1.4 (–2.5) billion.

Restructuring charges for Global Services increased to SEK –1.7 (–0.8) billion. The implementation of the Global Services delivery strategy accelerated during the year as part of the global cost and efficiency program, resulting in a remote delivery rate of 50% (44%). The ambition to optimize service delivery and improve profitability will continue.

The effect of currency hedge contracts on operating income was SEK –0.2 (–0.6) billion.

Support Solutions

Reported sales increased by 19% compared with 2014, with North America and India as main contributors. Sales, adjusted for comparable units and currency, were flat. The overall transition of business models, from traditional telecom software licenses to recurrent license revenue deals, continued.

Sales in OSS and BSS developed favorably. Growth of mobile broadband drives operators to transform their OSS and BSS solutions, in order to monetize the data growth while at the same time managing the increased complexity. Two important TV & Media agreements were announced in North America in the second half of the year, showing the strong position Ericsson has in this transforming market.

IPR licensing revenues increased compared with 2014.

Operating Income and margin improved significantly compared with 2014, driven by higher sales. Focus going forward is to improve earnings leverage through increased recurring software sales and efficiencies.

Restructuring charges increased to SEK –0.5 (–0.1) billion due to the global cost and efficiency program. The effect of currency hedge contracts on operating income was SEK –0.1 (–0.2) billion.

Business results – Regions

North America

Mobile broadband investments were slow as operators focused on cash flow optimization in order to finance major acquisitions and spectrum auctions. Investments stabilized during the second half of the year, driven by data traffic growth. ICT transformation, TV & Media and Professional Services developed favorably.

Latin America

Sales decreased compared to last year mainly due to lower activities in Brazil. Operator investments increased in local currency, but not enough to compensate for the depreciation towards the US dollar and currency restrictions in many parts of the region. Professional Services sales grew, mainly in OSS and BSS.

Northern Europe and Central Asia

Sales declined, primarily due to lower mobile broadband investments in Russia with sales of SEK 4.7 (6.7) billion. However, sales stabilized in the second half of the year, but at a lower level compared to the same period last year. Professional Services sales increased, driven by Managed Services and ICT transformation projects in the Nordics. TV & Media and OSS and BSS developed favorably, driving sales growth in Support Solutions.

Western and Central Europe

Investments in mobile broadband were driven by the transition from 3G to 4G and capacity enhancements. At the same time, some important projects peaked. Sales were stable with a shift towards Professional Services and Support Solutions, as operators focus on network optimization, efficiency and new functionality.

Mediterranean

Sales increased somewhat, driven by Managed Services. Investments in mobile broadband were driven by the transition from 3G to 4G and improvements of the quality and capacity of the networks.

Middle East

Sales increased, primarily in Global Services. In the first half of the year, Network sales growth was mainly driven by some major mobile broadband projects, which were completed in the second half of the year.

Sub-Saharan Africa

Sales increased across all segments, driven by strong consumer demand for mobile broadband, despite a challenging regulatory environment and recent macro-economic development. Operators’ focus on network quality and efficiency drove Professional Services sales growth.

India

Sales growth was driven by increased operator investments in mobile broadband infrastructure and Professional Services. Increased focus on network quality and cost optimization continued to drive strong sales growth for Managed Services. Support Solutions sales showed significant growth, driven by OSS and BSS.

North East Asia

Sales growth was driven by 4G deployments in Mainland China, partly offset by lower operator investments in Japan. Professional Services showed growth, supported by the acquisition of Sunrise Technologies’ telecom business.

South East Asia and Oceania

Sales increased, primarily driven by mobile broadband deployments across several markets. Professional Services sales developed favorably as operators focused on efficiency and network optimization. TV & Media showed a positive development during the year.

Other

Sales increased, driven by the Apple global patent license agreement and currency, as a majority of the IPR contracts are in US dollar. Broadcast services showed good growth. IPR licensing revenues amounted to SEK 14.4 (9.9) billion.

B.	Liquidity and Capital Resources

The information set forth under the following headings of the 2016 Swedish Annual Report is incorporated herein by reference:

•	Financials

•	Board of Directors’ report

•	Financial highlights – Cash flow

•	Financial highlights – Financial position

•	Financial highlights – Seasonality

•	Financial highlights – Capital expenditures

•	Notes to the consolidated financial statements

•	Note C19 – Interest-bearing liabilities

•	Note C20 – Financial risk management and financial instruments

•	Note C25 – Statement of cash flows

See “Item 8.B. Financial Information – Significant Changes” herein.

Balance sheet and other performance indicators for the years ended December 31, 2014 and 2015

Cash flow

Cash flow from operating activities was SEK 20.6 (18.7) billion. The positive earnings were somewhat offset by increased working capital, due to a business mix with a high share of coverage projects in Mainland China and emerging markets.

Days sales outstanding (DSO) decreased to 87 (105) days and Inventory turnover days remained stable at 64 days. Accounts payable days decreased to 53 (56) days. Provisions amounted to SEK 3.8 (4.4) billion at year end. Cash outlays of SEK 2.8 billion related to restructuring charges were made during the year.

Total investing activities amounted to SEK –8.0 billion. Investments in property, plant and equipment increased to SEK –8.3 (–5.3) billion driven by continued investments in new ICT centers in Sweden and Canada. Acquisitions amounted to SEK –2.2 (–4.4) billion.

Financing activities were impacted by dividend payouts of SEK –11.3 (–9.8) billion.

Financial position

Net cash decreased to SEK 18.5 (27.6) billion in 2015, despite stronger cash flow from operating activities, mainly due to increased investments in ICT centers and in new facilities in Santa Clara, California, as well as increased dividends.

Pension liabilities increased by SEK 2.3 billion following actuarial adjustments. The net cash position, excluding post-employment benefits (in the amount of SEK 22.7 billion) was SEK 41.2 (48.0) billion. Reported net cash was SEK 18.5 billion.

The average maturity of long-term borrowings as of December 31, 2015 was 4.8 years, compared with 5.7 years 12 months earlier. Ericsson has an unutilized Revolving Credit Facility of USD 2.0 billion. The facility expires in 2020.

Employees

In 2015, the number of employees decreased by 1,774. At the end of 2015, the total number of employees was 116,281 (118,055). Almost 15,000 employees joined Ericsson during the year and close to 17,000 employees left Ericsson, reflecting the natural attrition rate and ongoing company transformation.

Research and development, patents and licensing

In line with the global cost and efficiency program, the Company has decreased its R&D activities. The largest contribution to savings is a result of discontinuation of the modems operations. Approximately half of the global cost and efficiency program annual net savings of SEK 9 billion is estimated to come from operating expenses. R&D expenses amounted to SEK 34.8 (36.3) billion.

Research and development, patents and licensing

	2015	2014	2013
Expenses (SEK billion)	34.8	36.3	32.2
As percent of Net sales	14.1%	15.9%	14.2%
Employees within R&D as of December 31 1)	23,700	25,700	25,300
Patents 1)	39,000	37,000	35,000
IPR revenues, net (SEK billion)	14.4	9.9	10.6

1)	The number of employees and patents are approximate.

Seasonality

The Company’s sales, income and cash flow from operations vary between quarters, and are generally lowest in the first quarter of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase patterns of network operators.

Most recent five-year average seasonality

	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential change, sales	–22%	9%	0%	21%
Share of annual sales	22%	24%	24%	29%

Off-balance sheet arrangements

There are currently no material off-balance sheet arrangements that have, or would be reasonably likely to have, a current or anticipated material effect on the Company’s financial condition, revenues, expenses, result of operations, liquidity, capital expenditures or capital resources.

Capital expenditures

For 2015, capital expenditures were SEK 8.3 (5.3) billion, representing 3.4% of sales. Expenditures are largely related to test sites and equipment for R&D, network operation centers and manufacturing and repair operations.

Investments have been made in three new global ICT centers. The centers will support R&D and services in developing and verifying solutions more efficiently and bringing innovation faster to the market. The first center, in Linköping, Sweden, was opened in 2014. The second center, in Rosersberg, Sweden, was opened in the beginning of 2016. The third center, in Montreal, Canada, is planned to be opened during the second quarter of 2016. In addition, Ericsson has invested in two buildings in Santa Clara, California with the purpose to consolidate Ericsson’s Silicon Valley operations.

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

As of December 31, 2015, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

Capital expenditures 2011–2015

SEK billion	2015	2014	2013	2012	2011
Capital -expenditures	8.3	5.3	4.5	5.4	5.0
Of which in -Sweden	2.6	2.4	1.9	1.3	1.7
Share of annual sales	3.4%	2.3%	2.0%	2.4%	2.2%

C.	Research and Development, Patents and Licenses

The information set forth under the following headings of the 2016 Swedish Annual Report is incorporated herein by reference:

•	Other information

•	Five-year summary

•	Alternative Performance Measures (APMs)

•	The business

•	This is Ericsson

•	Business structure

•	Networks

•	IT & Cloud

•	Media

•	Global presence 24/7

•	Customer group – Industry and Society

•	Customer Group – IPR & Licensing

•	Financials – Board of Directors’ report

•	Financial highlights – Research and development, patents and licensing

•	Consolidated financial statements

•	Consolidated income statement

D.	Trend Information

The information set forth under the following headings of the 2016 Swedish Annual Report is incorporated herein by reference:

•	The Business

•	CEO dialogue

•	This is Ericsson

•	Profit improvement

•	This is the market

See “Item 8.B. Financial Information – Significant Changes” herein.

E.	Off-Balance Sheet Arrangements

The information set forth under the following headings of the 2016 Swedish Annual Report is incorporated herein by reference:

•	Financials

•	Board of Directors’ report

•	Financial highlights – Off-balance sheet arrangements

•	Notes to the consolidated financial statements

•	Note C14 – Trade receivables and customer finance, Transfers of financial assets

•	Note C24 – Contingent liabilities

F.	Tabular Disclosure of Contractual Obligations

The information set forth under the section “Financials – Notes to the consolidated financial statements – Note C31 – Contractual obligations” of the 2016 Swedish Annual Report is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The information set forth under the following headings of the 2016 Swedish Annual Report is incorporated herein by reference:

•	Corporate Governance

•	Corporate Governance report 2016

•	Members of the Board of Directors

•	Members of the Executive Leadership Team

See “Item 8.B. Financial Information – Significant Changes” herein.

B.	Compensation

The information set forth under the following headings of the 2016 Swedish Annual Report is incorporated herein by reference:

•	Financials

•	Board of Directors’ report

•	Corporate governance – Remuneration

•	Notes to the consolidated financial statements

•	Note C17 – Post-employment benefits

•	Note C28 – Information regarding members of the Board of Directors, the Group management and employees

•	Corporate Governance

•	Corporate Governance report 2016

•	Remuneration to Board members

•	Remuneration report

See “Item 8.B. Financial Information – Significant Changes” herein.

C.	Board Practices

The information set forth under the following headings of the 2016 Swedish Annual Report is incorporated herein by reference:

•	Financials

•	Notes to the consolidated financial statements

•	Note C28 – Information regarding members of the Board of Directors, the Group management and employees – Comments to the table

•	Corporate Governance

•	Corporate Governance report 2016

•	Board of Directors – Composition of the Board of Directors

•	Committees of the Board of Directors – Audit committee

•	Committees of the Board of Directors – Remuneration committee

•	Remuneration report

•	The Remuneration Committee

See “Item 8.B. Financial Information – Significant Changes” herein.

D.	Employees

The information set forth under the following headings of the 2016 Swedish Annual Report is incorporated herein by reference:

•	The Business

•	The people

•	Financials

•	Board of Directors’ report

•	Financial Highlights – Employees

•	Notes to the Consolidated financial statements

•	Note C28 – Information regarding members of the Board of Directors, the Group management and employees – Employee numbers, wages and salaries

•	Other information

•	Five-year summary – Statistical data, year-end

We consider that our relationship with the labor unions that represent our employees is good.

Number of employees by region at year-end

	2016	2015	2014
North America	11,547	14,548	15,516
Latin America	9,513	10,412	11,066
Northern Europe & Central Asia 1) 2)	19,136	20,700	21,633
Western & Central Europe 2)	13,646	12,220	12,617
Mediterranean 2)	12,578	12,702	13,387
Middle East	3,346	3,639	3,858
Sub-Saharan Africa	2,086	2,301	2,406
India	22,552	21,999	19,971
North East Asia	13,042	13,706	13,464
South East Asia & Oceania	4,018	4,054	4,137

Total	111,464	116,281	118,055

1) Of which in Sweden	15,303	17,041	17,580
2) Of which in EU	42,625	43,117	45,202

E.	Share Ownership

The information set forth under the following headings of the 2016 Swedish Annual Report is incorporated herein by reference:

•	Shareholders

•	Share information

•	Shareholders

•	Corporate Governance

•	Corporate Governance report 2016

•	Shareholders

•	Members of the Board of Directors

•	Members of the Executive Leadership Team

•	Remuneration report

•	Total remuneration in 2016

•	Financials – Notes to the consolidated financial statements

•	Note C28 – Information regarding members of the Board of Directors, the Group management and employees

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The information set forth under the following headings of the 2016 Swedish Annual Report is incorporated herein by reference:

•	Corporate Governance

•	Corporate Governance report 2016

•	Shareholders

•	Shareholders

•	Share information

•	Shareholders

B.	Related Party Transactions

The information set forth under the section “Financials – Notes to the consolidated financial statements – Note C29 – Related party transactions” of the 2016 Swedish Annual Report is incorporated herein by reference.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

The information set forth under the following headings of the 2016 Swedish Annual Report is incorporated herein by reference:

•	Financials

•	Board of Directors’ report

•	Legal proceedings

•	Parent Company – Proposed disposition of earnings

•	Consolidated financial statements

•	Notes to the consolidated financial statements

•	Report of independent registered public accounting firm

•	Other information

•	Five-year summary – Statistical data, year-end

See “Item 8.B. Financial Information – Significant Changes”, “Item 10.B. Memorandum and Articles of Association – Dividends” and “Item 17. Financial Statements”, herein.

Refer also to item 8.B herein

B.	Significant Changes

New segment structure from January 1, 2017

From January 1, 2017, financial reporting is done according to the new structure, i.e., by the new segments Networks, IT & Cloud and Media.

Börje Ekholm took office as CEO and President on January 16, 2017

On January 16, 2017, Ericsson announced that in connection with Börje Ekholm assuming the position as President and CEO of Ericsson, Jan Frykhammar, who had temporarily held the position as President and CEO, remained a member of the Executive Leadership Team and was appointed Executive Vice President and advisor to the CEO. Jan Frykhammar has been supporting Börje Ekholm during the transition period and has focused on corporate governance and efficiency. Magnus Mandersson remains Executive Vice President, advisor to the CEO, focusing on customer relationships, and a member of the Executive Leadership Team. Magnus Mandersson also remains Chairperson of four out of Ericsson’s ten regions. Carl Mellander remains acting Chief Financial Officer and a member of the Executive Leadership Team.

Ericsson issues two bonds of EUR 500 million each, maturing in 2021 and 2024, on February 24, 2017

Ericsson has successfully placed one Euro denominated 500 million four year bond with a fixed coupon rate of 0.875% and one Euro denominated 500 million seven year bond with a fixed coupon rate of 1.875% per year.

The bonds were issued under Ericsson’s Euro Medium Term Note Program (EMTN).

Joint bookrunners were Citi, Credit Agricole CIB and SEB and co-managers were Nordea, Standard Chartered and Swedbank.

The proceeds will be used to refinance debt maturing in 2017 and for general corporate purposes.

Ericsson presented focused business strategy

On March 28, 2017, Ericsson presented a focused business strategy to revitalize technology and market leadership, improve group profitability and enable customer success. The company announced that it will reallocate resources and increase investments in the following core portfolio areas: networks, digital services (OSS, BSS and telecom core) and Internet of Things (IoT).

In addition, the company will implement a refocused strategy for Managed Services to improve profitability and also explore strategic opportunities for the Media and Cloud infrastructure hardware businesses. When announced, the refocused strategy was estimated to have the following financial consequences in the short term: write down of assets to be made in Q1, 2017, with an estimated impact on operating income of SEK 3-4 b, restructuring charges estimated to approximately SEK 6-8 b. for 2017, of which approximately SEK 2 b. in Q1. The actual result reported in Q1 2017 was in line with the estimates: write down of assets were SEK 3.3 b., restructuring charges in Q1 2017 were SEK 1.7 b.

Separately, but in the same announcement, the company announced that it would make provisions of an estimated SEK 7-9 b. in Q1, triggered by recent negative developments related to certain large customer projects. The actual result recognized in Q1 2017 was SEK 8.4 b. and in line with the estimate.

In March, 2017, the Company made a restructuring provision of SEK 0.9 billion related to the reduction of operations in Borås and Kumla in Sweden. This was recognized in the first quarter of 2017.

Ericsson Simplifies Organization and Names Executive Team

In line with the business strategy announced on March 28, 2017, Ericsson has simplified its organizational structure by removing the two-tiered leadership structure, Executive Leadership Team and Global Leadership Team, and forming a single Executive Team. In addition, the geographical setup with ten regions has become five market areas, and the business areas were re-defined and reduced to three. The new Executive Team roles and the new organization took effect April 1, 2017.

The following Business Area and Market Area structure has been applied to Ericsson as of April 1, 2017:

•	Business Area Networks; Business Area Digital Services; Business Area Managed Services

•	Market Area North America; Market Area Europe & Latin America; Market Area Middle East & Africa; Market Area North East Asia; Market Area South East Asia, Oceania & India

Effective April 1, 2017, Ericsson’s Executive Team members are:

President and CEO – Börje Ekholm

Business Area Networks – Fredrik Jejdling, Senior Vice President, previously head of Business Unit Network Services

Business Area Managed Services – Peter Laurin, Senior Vice President, previously head of Region Northern Europe and Central Asia

Business Area Digital Services – Ulf Ewaldsson, Senior Vice President, previously head of Group Function Strategy & Technology

Market Area North America – Rima Qureshi, Senior Vice President, previously head of Region North America

Market Area Europe & Latin America – Arun Bansal, Senior Vice President, previously head of Business Unit Network Products

Market Area Middle East & Africa – Rafiah Ibrahim, Senior Vice President, previously head of Region Middle East

Market Area North East Asia – Chris Houghton, Senior Vice President, previously head of Region North East Asia

South East Asia, Oceania & India – Nunzio Mirtillo, Senior Vice President, previously head of Region Mediterranean

Technology & Emerging Business – Niklas Heuveldop, Senior Vice President, previously head of Group Function Sales

Finance & Common Functions – Carl Mellander, Senior Vice President, previously acting Head of Group Function Finance & Common Functions

Human Resources – MajBritt Arfert, Senior Vice President, previously acting Head of Group Function Human Resources

Marketing & Communications – Helena Norrman, Senior Vice President, previously in the same role

Sustainability & Corporate Responsibility – Elaine Weidman Grunewald, Senior Vice President, previously in the same role

Legal Affairs – Nina Macpherson, Senior Vice President, previously in the same role

Advisor to the CEO – Jan Frykhammar, Executive Vice President¸ previously in the same role

Advisor to the CEO – Magnus Mandersson, Executive Vice President, previously in the same role

Per Borgklint, Anders Lindblad, Jean-Philippe Poirault and Charlotta Sund left the Executive Leadership Team effective April 1, 2017.

Changes resolved in connection with the Annual General Meeting of shareholders (AGM) held on March 29, 2017

Decisions at the AGM 2017 included:

•	Payment of a dividend of SEK 1 per share

•	Re-election of Leif Johansson as Chairman of the Board of Directors

•	Re-election of other members of the Board of Directors: Nora Denzel, Börje Ekholm, Kristin Skogen Lund, Kristin S. Rinne, Sukhinder Singh Cassidy, Helena Sjernholm and Jacob Wallenberg

•	Election of new Board members: Jon Fredrik Baksaas, Jan Carlson and Eric A. Elzvik

•	Approval of Board of Directors’ fees:

•	Chairman: SEK 4,075,000 (unchanged)

•	Other non-employee Board members: SEK 990,000 each (unchanged)

•	Chairman of the Audit Committee: SEK 350,000 (unchanged)

•	Other non-employee members of the Audit Committee: SEK 250,000 each (unchanged)

•	Chairmen of the Finance and Remuneration Committees: SEK 200,000 each (unchanged)

•	Other non-employee members of the Finance and Remuneration Committees: SEK 175,000 each (unchanged)

•	Chairman of the newly-established Technology and Science Committee: SEK 200,000

•	Other non-employee members of the newly-established Technology and Science Committee: SEK 175,000 each

•	Approval for part of the Directors’ fees to be paid in the form of synthetic shares

•	Approval of Guidelines for remuneration to Group Management

•	Implementation of a Long-Term Variable Compensation Program 2017 for the members of the Global Leadership Team, including a share issue of and authorization to the Board to buy back 3,000,000 shares for the program.

Information on new Board members

Jon Fredrik Baksaas

Born 1954. Master of Science in Economics, NHH Norwegian School of Economics & Business Administration, Norway.

Board member: Svenska Handelsbanken AB.

Holdings in Ericsson: None.*

Principal work experience and other information: President and CEO of Telenor (2002-2015). Previous positions within the Telenor Group since 1989, including deputy CEO, Chief Financial Officer and CEO of TBK AS. Previous positions include CFO of Aker AS, finance director of Stolt Nielsen Seaway AS and controller at Det Norske Veritas, Norway and Japan. Member of the GSMA Board (2008-2016) and Chairman of the GSMA Board (2014-2016).

Jan Carlson

Born 1960. Master of Science degree in Engineering Physics and Electrical Engineering, the University of Linköping, Sweden.

Board Chairman: Autoliv Inc.

Board member: BorgWarner Inc., Teknikföretagen, The Confederation of Swedish Enterprise and Trelleborg AB.

Holdings in Ericsson: 7,900 Class B Shares.*

Principal work experience and other information: President and CEO of Autoliv Inc. since 2007 and Chairman of Autoliv Inc. since 2014. Previous positions within the Autoliv Group since 1999, including President Autoliv Europe, Vice President Engineering of Autoliv and President Autoliv Electronics. Previous positions include President of Saab Combitech and of Swedish Gate Array.

Eric A. Elzvik

Born 1960. Master of Science in Business Administration, Stockholm School of Economics, Sweden.

Board member: IMD Foundation, Lausanne and the Swiss Swedish Chamber of Commerce, Zurich, Switzerland.

Holdings in Ericsson: 10,000 Class B shares*.

Principal work experience and other information: Chief Financial Officer and member of the Group Executive Committee of ABB Ltd (2013-2017). Division CFO ABB Discrete Automation & Motion (2010-2012) and division CFO Automation Products Division (2006-2010). Previous positions within the ABB Group since 1984, including senior management positions within finance, mergers & acquisitions and new ventures.

*	The holdings in Ericsson are as of the date of the notice convening the Annual General Meeting and includes holdings by related persons as well as holdings of ADS, if applicable.

The minutes from the AGM 2017 are available on Ericsson’s website.

The employee representatives appointed as of March 29, 2017 are: Kjell-Åke Soting, Roger Svensson and Karin Åberg, with the deputies Torbjörn Nyman, Anders Ripa and Loredana Roslund.

The Nomination Committee’s independence assessment

Before the AGM 2017, the Nomination Committee considered that at least the following Board members were independent in respect of all applicable independence requirements:

a. Jon Fredrik Baksaas

b. Jan Carlson

c. Nora Denzel

d. Eric A. Elzvik

e. Leif Johansson

f. Kristin Skogen Lund

g. Kristin S. Rinne

h. Sukhinder Singh Cassidy

New Board Committee on Technology and Science and new Committee members

At the statutory Board meeting held in connection with the Annual General Meeting 2017, the Board resolved to establish a new Board Committee on Technology and Science and the following Board members were appointed members of the new Committee: Kristin S. Rinne (Chairman), Jan Carlson, Nora Denzel and Roger Svensson (employee representative).

The tasks of the Committee include monitoring and preparing for consideration and/or resolution of the Board various matters relating to technology strategy and direction, technical matters, technology ecosystem and science direction.

The Board members appointed to the other Board Committees as of March 29, 2017 are:

Audit Committee: Eric A. Elzvik (Chairman), Nora Denzel, Kristin Skogen Lund and Karin Åberg (employee representative) Finance Committee: Leif Johansson (Chairman), Helena Stjernholm, Jacob Wallenberg and Roger Svensson (employee representative) Remuneration Committee: Leif Johansson (Chairman), Jon Fredrik Baksaas, Sukhinder Singh Cassidy and Kjell Åke Soting (employee representative)”.

Results	for the First Quarter of 2017

For information about our results for the first quarter of 2017, see the report on Form 6-K filed with the SEC on April 26 2017, which is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The information set forth under the section “Shareholders – Share information – Share and ADS prices” of the 2016 Swedish Annual Report is incorporated herein by reference.

B.	Plan of Distribution

Not applicable.

C.	Markets

The information set forth the section “Shareholders – Share information – Share trading” of the 2016 Swedish Annual Report is incorporated herein by reference.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Telefonaktiebolaget LM Ericsson is registered under no. 556016–0680 in the Company Register kept by the Swedish Companies Registration Office. Our Company’s objective and purposes are described in article 2 of the Articles of Association, as follows: The objects of the Company are to, directly or indirectly, develop, construct, produce, sell and deliver and in other forms carry on trade and other commercial business related to goods, products and other equipment as well as maintenance and other services based on telecommunication and radio technology and other technologies for transference, transmission and other communications of speech, data, images, text, other kinds of information and means of payment and to carry on other activities consistent therewith.

Our Articles of Association do not stipulate anything regarding:

•	a director’s power to vote on a proposal, arrangement, or contract in which the director is materially interested;

•	our directors’ power to vote for compensation to themselves;

•	our directors’ borrowing powers;

•	retirement rules for our directors; or

•	the number of shares required for a director’s qualification.

Applicable provisions are found in the Swedish Companies Act (2005:551) (the “Swedish Companies Act”), as referred to in “Certain Powers of Directors and the President” below.

In addition to being of legal age, there are no age limit restrictions for directors and they are not required to own any shares in the Company.

Share Capital, Increases of Share Capital and Preferential Rights of Shareholders

The Articles of Association of Ericsson provide that the share capital of the Company may not be less than SEK 6,000,000,000 nor more than SEK 24,000,000,000, and that the number of shares in the Company shall amount to no less than 3,000,000,000 and no more than 12,000,000,000. The registered share capital is SEK 16,655,758,678 and the Company has in total issued 3,331,151,735 shares.

The Company’s shares are divided into three series: Class A shares, Class B shares and Class C shares; however, no Class C shares are currently outstanding. Under the Swedish Companies Act, shareholders must approve each issue of additional shares either by deciding on the share issue at a shareholders’ meeting, or by a shareholders’ approval of a decision on a share issue by the Board, or by giving an authorization to the Board to decide about a share issue. If we decide to issue new Class A, Class B and Class C shares by means of a cash issue, or an issue against payment through set-off of claims, Class A, Class B and Class C shareholders (except for Ericsson and its subsidiaries, in the event they hold shares in Ericsson) have a primary preferential right to subscribe for new shares of the same type in relation to the number of shares previously held by them. Shares not subscribed for through a preferential right shall be offered to all shareholders for subscription on a pro rata basis. If we decide to issue new shares of only one series by means of a cash issue or an issue against payment through set-off of claims, all shareholders, regardless of whether their shares are Class A, Class B or Class C, are entitled to a preferential right to subscribe for new shares in proportion to the number of shares previously held by them. Shareholders may vote to waive shareholders’ preferential rights at a general meeting.

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

The above does not constitute any restriction to waive the shareholders’ preferential rights when deciding on either an issue of shares, warrants or convertibles by means of a cash issue or an issue against payment through set-off of claims.

Dividends

Our Class A and Class B shareholders have the same right to dividends. Class C shareholders do not have any right to dividends, as described in article 6 of our Articles of Association. No Class C shares are currently outstanding.

Under Swedish law, only a general meeting of shareholders may decide on payment of dividends, which may not exceed the amount proposed by the Board of Directors (except in certain limited circumstances), and may only be paid from funds legally available for that purpose. Under Swedish law, no interim dividends may be paid in respect of any fiscal period for which audited financial statements of the company have not yet been adopted by the annual general meeting of shareholders. The market practice in Sweden is most often for dividends to be paid annually. Under the Swedish Companies Act, dividends to shareholders and other transfers of value from a company—such as purchases of own shares (see below)—may only be made in case the company’s restricted equity remains fully covered after the transfer of value has been made. The calculation shall be based upon the most recently adopted balance sheet, and any changes in the restricted equity that has occurred after the balance sheet date shall be taken into account. In addition, dividends to shareholders and other transfers of value from the company may only be made if this is justifiable taken into account the type of business activities of the company, their scope and risks related thereto and the company’s need for financial resources, its liquidity and financial position. In respect of parent companies, also the business activities of the group, their scope and risks related thereto and the group’s need for financial resources, its liquidity and financial position shall be taken into account.

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

A shareholder may attend and vote at the meeting in person or by proxy. For companies whose shares are registered in a central securities depositary register, proxies are valid for up to five years from the date of issuance. Any shareholder wishing to attend a general meeting must notify us no later than on the day specified in the notice. We are required to accept all notifications of attendance received at least five business days (Saturdays normally included) prior to the meeting. A person designated in the register as a nominee (including the depositary of the ADSs) is not entitled to vote at a general meeting, nor is a beneficial owner whose share is registered in the name of a nominee (including the depositary of the ADSs) unless the beneficial owner first arranges to have such owner’s own name entered in the register of shareholders maintained by Euroclear no later than the designated record day.

Under the Swedish Companies Act, elections are determined by a plurality vote. Resolutions, other than elections, are passed by a simple majority of votes cast at the meeting with the chairman of the meeting having a decisive vote, unless otherwise required by law or a company’s articles of association. Under the Swedish Companies Act, certain resolutions require special quorums and majorities, including, but not limited to, the following:

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

Purchase of Own Shares

A Swedish public limited liability company whose shares are traded on a regulated market place within the European Economic Area (“EEA”) or a market place comparable to a regulated market place outside the EEA is entitled to purchase its own shares under certain conditions. A purchase by us of our own shares may take place only if (a) the purchase has been decided upon by a general meeting of shareholders or the Board has been authorized by a general meeting of shareholders, in both cases by a two thirds majority of votes cast at the meeting as well as two-thirds of the shares represented at the meeting, (b) the purchase is effected on a regulated market place within the EEA or a market place comparable to a regulated market place outside the EEA (in the latter case with the approval of the Swedish Financial Supervisory Authority the “SFSA”) or pursuant to an offer to all shareholders or holders of a specific class of shares, (c) the Company’s restricted equity will still be fully covered and the purchase is justifiable taken into account the type of business activities of the Company and the group, their scope and risks related thereto and the Company’s and the group’s need for financial resources, their liquidity and financial position, and (d) we and our subsidiaries do not hold or, as a result of purchase, will not hold in excess of 10% of all our outstanding shares. As of December 31, 2016, the Company held an aggregate of 62,192,390 treasury stock of Class B shares.

Investment Restrictions

There are no limitations imposed by Swedish law or by our Articles of Association in respect of the rights of non-residents or foreign persons to purchase, own or sell securities issued by us.

There are, however, certain flagging and ownership examination rules that apply, irrespective of nationality.

Pursuant to the Swedish Financial Instruments Trading Act any change in a holding of shares, depository receipts with voting rights or financial instruments that entitle the holder to acquire shares in issue in a Swedish limited liability company whose shares are admitted for trading on a regulated market place within the EEA shall be reported by the holder to the company and the SFSA, where the change entails that the holder’s portion of all shares or votes in the company reaches, exceeds or falls below any of the limits of 5, 10, 15, 20, 25, 30, 50, 66 2/3 or 90 per cent. Such a change should, as a main rule, be reported not later than three trading days following the day on which the party with a duty to report has entered into an agreement for the acquisition or transfer of shares or any other change to the shareholding has occurred.

In addition, the EU Market Abuse Regulation requires, among other things, that the Company holds a register of all persons discharging managerial responsibilities and of persons closely associated with them. The Company and the SFSA must be notified of certain transactions conducted by the aforementioned persons. Such notifications shall be made no later than three business days after the date of the transaction.

C.	Material Contracts

The information set forth under the following headings of the 2016 Swedish Annual Report is incorporated herein by reference:

•	Financials – Board of Directors’ report

•	Material contracts

D.	Exchange Controls

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

Passive Foreign Investment Company Status

A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2016. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the composition and value of our assets, as determined from time to time. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relevant provisions of the Code. You should consult your own tax advisors about the consequences of our potential classification as a PFIC.

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

A.	Quantitative information about market risk

The information set forth under the section “Financials – Notes to the consolidated financial statements – Note C20 – Financial risk management and financial instruments” of the 2016 Swedish Annual Report is incorporated herein by reference.

B.	Qualitative information about market risk

The information set forth under the following headings of the 2016 Swedish Annual Report is incorporated herein by reference:

•	Financials – Board of Directors’ report

•	Risk management

•	Notes to the consolidated financial statements

•	Note C20 – Financial risk management and financial instruments

•	Corporate Governance

•	Corporate Governance report 2016

•	Management – Risk management

C.	Interim periods

Not applicable.

D.	Safe harbor

Not applicable.

E.	Small business issuers

Not applicable.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Depositary fees, charges and payments

On October 24, 2016, Ericsson and the depositary of our ADSs, Deutsche Bank Trust Company America (“Deutsche Bank”) agreed to an amendment to the Deposit Agreement with Deutsche Bank and holders of our ADRs. The Deposit Agreement, as amendment, is filed as an exhibit to this Annual Report on form 20-F. The disclosure below reflects the amendment.

Fees and charges payable by ADS holders

	Service	Rate	By whom paid
1)	Receipt of deposits and issuance of receipts	Up to USD 5 per 100 American Depositary Shares of fraction thereof	Party to whom receipts are issued
2)	Delivery of deposited shares against surrender of receipts	Up to USD 5 per 100 American Depositary Shares or fraction thereof	Party surrendering receipts
3)	Distribution of Cash Dividends and Cash Proceeds	Up to USD 3 per 100 American Depositary Shares	All holders of American Depositary Shares
4)	Administration of the ADSs	Up to USD 3 per 100 American Depositary Shares per annum	All holders of American Depositary Shares

Except as otherwise provided in the Deposit Agreement, any and all other expenses of the depositary, including without limitation, expenses or charges for printing, stationery, postage, insurances, cables, etc, are to be borne by the depositary, or by the Company in accordance with agreements entered into from time to time with the Company.

Fees payable by the Depositary to the Issuer

Deutsche Bank has agreed to pay Ericsson a yearly fixed amount for revenues collected by Deutsche Bank as a result of charging issuance and cancellations fees and dividend or administrative fees from our ADS holders. In 2016, such amount received by Ericsson totalled approximately USD 8 million.

Deutsche Bank has further agreed to waive the costs associated with the administration of the ADS Program and reporting services. In 2016, the total amount of such expenses was approximately USD 78,000.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

The information set forth under the section “Corporate Governance – Corporate Governance report 2016 – Internal control over financial reporting 2016 – Disclosure controls and procedures” of the 2016 Swedish Annual Report is incorporated herein by reference.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

The information set forth under the section “Financials – Management’s report on internal control over financial reporting” of the 2016 Swedish Annual Report is incorporated herein by reference.

C.	Attestation Report of the Registered Public Accounting Firm

The information set forth under the section “Financials – Report of independent registered public accounting firm” of the 2016 Swedish Annual Report is incorporated herein by reference.

D.	Changes in Internal Control Over Financial Reporting

The information set forth under the following headings of the 2016 Swedish Annual Report is incorporated herein by reference:

•	Corporate Governance

•	Corporate Governance report 2016

•	Internal control over financial reporting 2016 – Internal control over financial reporting

•	Financials

•	Management’s report on internal control over financial reporting

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the section “Corporate Governance – Corporate Governance report 2016 – Committees of the Board of Directors – Audit Committee – Members of the Audit Committee” of the 2016 Swedish Annual Report is incorporated herein by reference.

ITEM 16B.	CODE OF ETHICS

The information set forth under the following headings of the 2016 Swedish Annual Report is incorporated herein by reference:

•	The business

•	Sustainability and corporate responsibility

•	Financials – Board of Directors’ report

•	Corporate Governance – Business integrity

•	Corporate Governance

•	Corporate governance report 2016

•	Regulation and Compliance – Code of business ethics

Our Code of Business Ethics is included on our web site at www.ericsson.com/code-of-business-ethics. We intend to disclose any waivers to or amendments of our Code of Business Ethics for the benefit of our executive officers on our website to the extent public disclosure is required under applicable rules.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the Section “Financials – Notes to the consolidated financial statements – Note C30 – Fees to auditors” of the 2016 Swedish Annual Report is incorporated herein by reference.

Audit committee pre-approval policies and procedures

The Audit Committee reviews and approves the scope of audits to be performed by external and internal auditors and analyzes their results and costs. The Committee keeps the Board of Directors informed about the external and internal auditors’ performance. It also makes recommendations to the Nomination Committee regarding the external auditor’s election and fees. In order to ensure the external auditor’s independence, the Audit Committee has established pre-approval policies and procedures for non-audit services to be performed by the external auditor. Pre-approval authority may not be delegated to management. The policies and procedures include a list of prohibited services and services that require pre-approval by the Committee. Such services fall into two broad categories:

•	General pre-approval – certain services regarding taxes, transactions, risk management, business improvement, attestation and accounting services and the so called general services (other than prohibitted services) have received general pre-approval by the Audit Committee, provided that the estimated fee for each project does not exceed SEK 1 million. The external auditor must advise the Audit Committee with a quarterly summary of ongoing projects related to non-audit services and year-to-date report of fees and expenses for all audit and non-audit services.

•	Specific pre-approval – all other non-audit services and services subject to general pre-approval exceeding SEK 1 million must receive specific pre-approval. The external auditor submits an application in writing to the Parent Company for final approval by the Audit Committee, including a statement as to whether, in the view of the external auditor, the contemplated services are consistent with applicable rules on their independence. The Audit Committee Chairman has the delegated authority for specific pre-approval in between Committee meetings, provided that the estimated fee in each case does not exceed SEK 2.5 million. The Chairman reports any pre-approval to the Audit Committee at its next meeting.

All services provided by the independent auditors were pre-approved in 2016.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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

Ericsson, as a company whose shares are listed on NASDAQ New York, is subject to the listing requirements and certain of the corporate governance requirements of NASDAQ New York and to certain rules of the SEC.

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

These differences include the following:

•	Employee representatives are appointed to Ericsson’s Board of Directors and serve on Committees (including the Audit and the Remuneration Committees) in accordance with Swedish law.

•	Employee representatives on the Ericsson Board and Committees may attend all meetings of the Board and committees on which they serve (including those of the Audit and the Remuneration Committees) in accordance with Swedish law.

•	In accordance with Swedish market practices, the Nomination Committee is not fully comprised of Board members. In addition to the Chairman of the Board, representatives of the four largest shareholders are appointed as members of the Nomination Committee of Ericsson.

•	The determination regarding independence of Board members is made by the Nomination Committee prior to the Annual General Meeting (“AGM”) instead of the Board. Before the AGM 2016, the Nomination Committee determined that the following Board members were independent under all applicable independence requirements, including the NASDAQ New York rules: Nora Denzel, Leif Johansson, Ulf J. Johansson, Kristin Skogen Lund, Kristin S. Rinne, and Sukhinder Singh Cassidy. When appointing members to the Committees of the Board, the Board of Directors makes determinations regarding Committee member independence.

•	The Board of Directors holds non-executive Directors sessions but does not have regularly scheduled meetings with only independent directors present.

•	Under applicable Swedish rules, we are not required to publicly disclose the material terms of all agreements and arrangements between any of our directors or nominees for directors and any person or entity (other than us) relating to compensation or other payment in connection with such person’s candidacy or service as a director of our company.

•	The external auditor is elected by the shareholders and is proposed by the Nomination Committee upon recommendation from the Audit Committee.

•	NASDAQ New York rules applicable to US companies require the consideration of six factors relating to the independence of compensation consultants, legal counsel or other advisers retained by compensation or remuneration committees. Consistent with Swedish practices, the Remuneration Committee’s procedures addressing independence of advisers do not expressly require the consideration of those six factors.

•	Ericsson does not solicit proxies for shareholder meetings, which is in accordance with Swedish practices and rules.

•	There are no minimum quorum requirements for shareholder meetings under Swedish law, except under certain limited circumstances. Certain resolutions requiring special quorums and majorities are described under Memorandum and Articles of Association.

•	Some of the requirements addressed by NASDAQ New York rules are included in the Swedish Corporate Governance Code or the work procedure for the Board of Directors instead of Committee charters. The work procedure establishes the attribution of various responsibilities among the Board, its Commit tees and the President and CEO. The work procedure for the Board is reviewed, evaluated and amended as required or appropriate, and adopted by the Board at least once a year.

See “Item 8.B. Financial Information – Significant Changes” herein.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See our consolidated financial statements and accompanying notes of the 2016 Swedish Annual Report.

•	Consolidated income statement and Consolidated statement of comprehensive income

•	Consolidated balance sheet

•	Consolidated statement of cash flows

•	Consolidated statement of changes in equity

•	Notes to the consolidated financial statements

•	Report of independent registered public accounting firm

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

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

Date: April 26, 2017

EXHIBIT INDEX

The agreements and other documents filed as exhibits to this 2016 Form 20-F are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by the registrant in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Exhibit Number	Description

1	Articles of Association of Telefonaktiebolaget LM Ericsson (amended April 2016)

2.1	Second Amended and Restated Deposit Agreement Among Telefonaktiebolaget LM Ericsson (publ) and Deutsche Bank Trust Company Americas, as depositary, and holders of American Depositary Receipts, dated as of January 7, 2014 (incorporated herein by reference to Exhibit 2 to the Annual Report on Form 20-F for the year ended December 31, 2014 filed by the registrant on March 31, 2015 (File No. 000-12033 )

2.2	Amendment No. 1, dated as of October 24, 2016, to the Second Amended and Restated Deposit Agreement Among Telefonaktiebolaget LM Ericsson (publ) and Deutsche Bank Trust Company Americas, as depositary, and holders of American Depositary Receipts, dated as of January 7, 2014

6	See “Financials – Notes to the consolidated financial statements – Note C1 - Significant accounting policies” of the 2016 Swedish Annual Report

7	For definitions of certain ratios used in this report, see the section of the 2016 Swedish Annual Report entitled “Financial Terminology”

8	See Item 4.C. Organizational Structure

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Swedish Annual Report for 2016 in English (adjusted version)

15.2	Consent of PriceWaterhouseCoopers AB

*	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.
**	Certain of the information included in Exhibit 15.1is incorporated by reference into this 2016 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended. With the exception of the items so specified, the 2016 Swedish Annual Report is not deemed to be filed as part of this 2016 Form 20-F.