Form 20-F
period 2017-12-31
ERICSSON LM TELEPHONE CO
filed 2018-03-27
CIK 717826

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2017

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

Jonas Stringberg, Vice President, Group Controller

Telephone: +46 10 716 53 20, jonas.stringberg@ericsson.com

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

B shares (SEK 5.00 nominal value)	3,072,395,752
A shares (SEK 5.00 nominal value)	261,755,983
C shares (SEK 5.00 nominal value)	0

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

This document is our Annual Report on Form 20-F for the year ended December 31, 2017 (the “2017 Form 20-F”). Reference is made to the English version of our Swedish Annual Report for 2017, with certain adjustments made to comply with U.S. requirements, which is attached hereto as Exhibit 15.1 (the “2017 Swedish Annual Report”). Only (i) the information included in this 2017 Form 20-F, (ii) the information in the 2017 Swedish Annual Report that is incorporated by reference in this 2017 Form 20-F, and (iii) the exhibits to the 2017 Form 20-F that are required to be filed pursuant to the Form 20-F shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statement on Form F-3 filed on May 8, 2015 (File No. 333-203977) and any other document filed by us pursuant to the Securities Act of 1933, as amended, which incorporates by reference the 2017 Form 20-F. Any information in the 2017 Swedish Annual Report that is not referenced in the 2017 Form 20-F or filed as an exhibit thereto shall not be deemed to be so incorporated by reference. Certain industry, technical and financial terms used in this 2017 Form 20-F are defined in the subsections entitled “Glossary” and “Financial Terminology” of the 2017 Swedish Annual Report, which are incorporate herein by reference.

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

The information included on www.ericsson.com and other websites that appear in this 2017 Form 20-F is not incorporated by reference herein. From time to time, we may use our website as a channel of distribution of material company information. Financial and other material information regarding our company is routinely posted on and accessible at www.ericsson.com.

Forward-Looking Statements

This 2017 Form 20-F includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, strategies, planning assumptions and operational or financial performance expectations;

•	Industry trends, future characteristics and development of the markets in which we operate;

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability;

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures;

•	The ability to deliver on future plans and to realize potential for future growth;

•	The expected operational or financial performance of strategic cooperation activities and joint ventures;

•	The time until acquired entities and businesses will be integrated and accretive to income; and

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include but are not limited to the factors described in the section Risk Factors.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this Form 20-F , to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

We present below certain selected financial data derived from our consolidated financial statements as of and for the years ended December 31, 2017, 2016, 2015, 2014, and 2013 , included herein, prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS differs in certain significant respects from the accounting principles generally accepted in the United States, or “U.S. GAAP.”

The summary financial data should be read in conjunction with our consolidated financial statements and the notes thereto contained in this 2017 Form 20-F, as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects” and the information set forth under the following headings of the 2017 Swedish Annual Report, which are incorporated herein by reference:

•	Other Information

•	Alternative Performance Measures

•	Financial Terminology and Exchange rates

	2017	Change	2016	2015	2014	2013
Net sales	201,303	–10%	222,608	246,92	227,983	227,376
Operating expenses	–70,563	17%	–60,501	–64,129	–63,408	–58,509
Operating income (loss)	–38,126	—	6,299	21,805	16,807	17,845
Net income (loss)	–35,063	—	1,895	13,673	11,143	12,174
Restructuring charges	8,501	12%	7,567	5,04	1,456	4,453
Cash flow from operating activities	9,601	–31%	14,01	20,597	18,702	17,389

Year-end position, SEK million
Total assets	260,544	–8%	283,347	284,363	293,558	269,19
Property, plant and equipment	12,857	–23%	16,734	15,901	13,341	11,433
Stockholders’ equity	99,540	–29%	139,817	146,525	144,306	140,204
Non-controlling interest	636	–6%	675	841	1,003	1,419

Per share indicators
Earnings (loss) per share, basic, SEK	–10.74	—	0.53	4.17	3.57	3.72
Earnings (loss) per share, diluted, SEK	–10.74	—	0.52	4.13	3.54	3.69
Dividends per share, SEK	1.00 1)	0%	1.00	3.70	3.40	3.00
Dividends per share, USD	0.13 2)	13%	0.11	0.39	0.41	0.46

Number of shares outstanding (in millions)
end of period, basic	3,284	0%	3,269	3,256	3,242	3,231
average, basic	3,277	0%	3,263	3,249	3,237	3,226
average, diluted	3,317	0%	3,303	3,282	3,27	3,257

Other information, SEK million
Additions to property, plant and equipment	3,877	–37%	6,129	8,338	5,322	4,503
Depreciations and writedowns/impairments of property, plant and equipment	6,314	38%	4,569	4,689	4,316	4,209
Acquisitions/capitalization of intangible assets	1,759	—	5,26	5,228	6,184	4,759
Amortization and write-downs/impairments of intangible assets	21,578	—	4,55	5,538	5,629	5,928
Research and development expenses	37,887	20%	31,635	34,844	36,308	32,236
as percentage of net sales	18.8%	—	14.2%	14.1%	15.9%	14.2%
Inventory turnover days	64	–7%	69	64	64	62

Alternative Performance Measures (APMs)
Gross margin	22.1%	—	29.8%	34.8%	36.2%	33.6%
Operating margin	–18.9%	—	2.8%	8.8%	7.4%	7.8%
EBITA margin	–10.7%	—	4.0%	10.5%	9.3%	9.8%
Cash conversion	–58%	—	175%	85%	84%	79%
Free cash flow	5,109	—	254	7,515	4,593	8,337
Capital employed, SEK million	158,230	–17%	190,901	195,15	189,839	180,903
Return on equity	–29.4%	—	1.2%	9.3%	8.1%	8.7%
Return on capital employed	–22.0%	—	3.2%	11.6%	9.8%	10.7%
Equity ratio	38.4%	—	49.6%	51.8%	49.5%	52.6%
Capital turnover	1.2	0%	1.2	1.3	1.2	1.3
Working capital, SEK million	59,779	–33%	89,039	104,811	103,246	106,94
Gross cash, SEK million	67,702	17%	57,877	66,27	72,159	77,089
Net cash, SEK million	34,657	11%	31,191	41,15	48,014	47,634

Statistical data, year-end
Number of employees	100,735	–10%	111,464	116,281	118,055	114,34
of which in Sweden	13,864	–9%	15,303	17,041	17,58	17,858
Export sales from Sweden, SEK million	86,812	–19%	107,036	117,486	113,734	108,944

1)	For 2017, as proposed by the Board of Directors.
2)	For 2017, as proposed by the Board of Directors. Approximate USD Dividend Rate.

Exchange Rates

The following tables provide information with respect to the exchange rate for SEK per USD 1.00 based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate of 16 March 2018 was SEK 8.1960 per USD 1.00. The average exchange rate is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Average
2013	6.5152
2014	6.9222
2015	8.4643
2016	8.5959
2017	8.4798

Month	High	Low
October 2017	8.3803	8.0534
November 2017	8.4803	8.2769
December 2017	8.5053	8.1732
January 2018	8.2413	7.8549
February 2018	8.2694	7.8588

Effects of exchange rate fluctuations on our business is described in the Notes to the Consolidated Financial Statements—Note C20, “Financial Risk Management and Financial Instruments.”

Noon buying rates are not used in the preparation of our financial statements. The exchange rates used in the preparation of our consolidated financial statements are presented below:

	2017	2016
SEK/EUR
Average rate 1)	9.64	9.44
Closing rate	9.83	9.56
SEK/USD
Average rate	8.53	8.56
Closing rate	8.20	9.06

1)	Average rate is included for disclosure purposes only. Period income and expenses for each income statement are translated at period average exchange rates.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The information set forth under the heading “Financials–Risk Factors” of the 2017 Swedish Annual Report is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

The information set forth under the following headings of the 2017 Swedish Annual Report is incorporated herein by reference:

•	The Business

•	Ericsson in Brief

•	Financials

•	Board of Directors’ Report

•	Business in 2017

•	Financial Highlights – Capital expenditures

For capital exenditures we usually use available cash from operations.

•	Notes to the Consolidated financial statements

•	Note C26 – Business combinations

•	Note C32 – Events after the reporting period

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

Today, Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world.

B.	Business Overview

The information set forth under the following headings of the 2017 Swedish Annual Report is incorporated herein by reference:

•	The business

•	Ericsson in brief

•	This is Ericsson

•	Strategy and financial targets

•	Segments

•	Business Model

•	Financials

•	Board of Directors’ report

•	Financial highlights – Research and development, patents and licensing

•	Financial highlights – Seasonality

•	Business results – Segments

•	Business results – Market Areas

•	Sourcing and supply

•	Sustainability and corporate responsibility

•	Notes to the consolidated financial statements

•	Note C3 – Segment information

•	Risk factors

•	Market, technology and business risks

•	Regulatory, compliance and corporate governance risks

•	Corporate Governance

•	Corporate Governance report 2017

•	Regulation and compliance

•	Sustainability

•	Sustainability and corporate responsibility

Sustainability and corporate responsibility are integrated into Ericsson’s business processes and the Company’s commitment to the triple bottom line of responsible environmental performance and social and economic development is made clear to its stakeholders.

Ericsson’s ambition is to be a responsible and relevant driver of positive change in society. Ericsson is committed to creating business value while reducing risk related to environmental, social, employee, human rights, corruption and bribery matters. Ericsson’s sustainability and corporate responsibility performance is regularly measured, assessed and assured. Group policies and directives have been implemented to ensure consistency across global operations.

Ericsson’s principal risks relating to sustainability and corporate responsibility are identified in Ericsson’s risk management framework.

The Board of Directors is briefed on sustainability and corporate responsibility issues regularly, or as needed on an ad hoc basis.

In 2017, the Chief Sustainability & Public Affairs Officer was a member of Ericsson’s Executive Team and reported to the President and CEO, and was responsible for handling the day-to-day management of Ericsson’s sustainability and corporate responsibility agenda.

•	Governance and policies

Responsible business practices are embedded in Ericsson’s operations to prevent, mitigate and adapt to risks. The Ericsson Group Management System (EGMS) includes policies, processes and directives encompassing responsible sourcing, occupational health and safety, environmental management, anti-corruption and human rights, for example. External assurance providers audit the EGMS.

Some of the Group Policies and Directives that are of particular relevance from a sustainability and corporate responsibility perspective are the Code of Business Ethics, the Code of Conduct, the Sustainability Policy, the Occu-pational Health and Safety Policy, the Electro-magnetic Fields and Health Policy, the Sales Compliance Policy and the Anti-corruption Group Directive, which reflect how Ericsson shall work to secure responsible business practices. These policies and practices are reinforced by employee awareness training and monitoring. Compliance to Group Policies are mandatory for all employees and operations unless a deviation is approved by the CEO.

The Code of Business Ethics

The Code of Business Ethics sets the tone for how Ericsson conducts business globally, and is a guiding framework to support everyone performing work for Ericsson. The Code of Business Ethics is periodically reviewed and acknowledged by employees and has been translated into more than 30 languages to ensure that it is accessible to all employees and stakeholders. During 2017, 99% of active employees acknowledged that they have read and understood the Code of Business Ethics.

Employees are encouraged to report any conduct that they believe, in good faith, to be a violation of laws or the Code of Business Ethics. Ericsson provides employees and external stakeholders with a dedicated communication channel, called the Ericsson Compliance Line, for the reporting of serious compliance concerns involving group or local management and which relates to;

a) corruption or fraud

b) questionable accounting or auditing matters

c) other matters that might seriously affect the vital interest of Ericsson or personal health and safety.

The process around reporting of violations has been strengthened and further developed to include both centrally and locally reported allegations of violations in 2017. For this reason there is a significantly higher number of reports in 2017 in comparison with 2016.

During 2017 the Company received 412 cases reported through Ericsson’s whistle-blower tool, the Ericsson Compliance Line. This tool is available via phone or secure website, 24/7, 365 days a year, and is available in

188 countries and in over 75 languages.

Reported violations are handled by Ericsson’s Group Compliance Forum, which consists of representatives from Ericsson’s internal audit function, Group Function Legal Affairs, Group Security, and Group Function Human Resources. The Forum briefs the Audit Committee about all reported violations, providing them with the incident category, a description of the alleged violation, and information about the decision and outcome.

The Code of Conduct

Ericsson’s Code of Conduct applies to employees and suppliers and is based on the UN Global Compact ten principles on human rights, labor conditions, environmental management and anti-corruption. Ericsson is also committed to implementing the UN Guiding Principles on Business and Human Rights across its business operations.

Suppliers must comply with Ericsson’s Code of Conduct requirements. The Company uses a risk-based approach to assess compliance with the Code of Conduct requirements as part of supplier agreements. The Company has a strong focus on risk mitigation, targeting high-risk portfolio areas and high-risk markets. For prioritized areas such as road and vehicle safety, working at heights, working hours and labor rights, Ericsson performs regular audits and works with suppliers to ensure measurable and continuous improvements, and has also introduced consequence management. Findings are followed up to ensure that improvements are made.

Since 2017, the Ethics and Compliance Board – comprised of several members of the Executive Team and chaired by the CEO – has been responsible to oversee the overall governance of compliance within the Group.

•	Sustainability risk management

Sustainability risks are defined according to short-term and long-term perspectives. They are related to long-term objectives as per the strategic direction as well as short-term objectives for the coming year. According to Ericsson’s risk framework, sustainability risks are categorized into industry and market risks, commercial risks, operational risks and compliance risks. The Company follow its risk management principles, which apply across all business activities, to manage sustainability risks.

Materiality assessment is a central component of the Company’s sustainability and corporate responsibility strategy, target setting, risks and opportunities management, and reporting process related to its impact on society and environment. Ericsson considers a wide range of economic, environmental and social impacts significant to the business, or which substantively influence the views and decisions of our key stakeholders. Since 2012, the Company has used a materiality assessment to review significant issues on an annual basis, taking into account emerging trends, stakeholder feedback and other input. Adjustments are made as needed to incorporate critical issues as they arise.

The Group Function Sustainability and Public Affairs coordinates management of certain sustainability risks, such as occupational health and safety, human rights, and environmental related risks. Risks related to corruption are coordinated by Group Function Legal Affairs, and diversity issues are coordinated by Group Function Human Resources.

For information on risks that could impact the fulfillment of targets and form the basis for mitigating activities, see the Swedish Annual Report 2017, Note C20 “Financial risk management and financial instruments” and the Risk Factors section in the Board of Directors’ report in the Swedish Annual Report 2017.

•	Anti-corruption

Corruption carries serious legal and reputational risks; impedes business growth; damages relations with staff, customers, shareholders, suppliers and society as a whole; and is a considerable obstacle to economic and social development in countries around the world. With customers in 180 countries, many of which are considered to be exposed to a high risk of corruption, prevention and accountability are paramount for Ericsson.

Ericsson has a zero-tolerance approach to corruption expressed in the Company’s Code of Business Ethics. The Company has embedded this guiding principle at its highest levels and implemented it throughout its global organization with a set of policies and processes. This includes an anti-corruption directive with more detailed guidelines, for example about appropriate levels of gifts and entertainment.

The Company’s anti-corruption program, focusing on prevention and accountability, is headed by a Chief Compliance Officer, who since October 2017 reports directly to the Audit Committee of the Board of Directors. The Audit Committee also reviews and evaluates the program at least annually. Further, since 2016, an Ethics and Compliance Board, comprised of several members of the Executive Team and chaired by the CEO, has been responsible for the overall governance of compliance within the Group.

During 2016–2017 we invited external experts to evaluate the robustness of our anti-corruption program. Following the review, we adjusted the anti-corruption program to closer align with the US Foreign Corrupt Practices Act (FCPA). In 2017, the program was strengthened with adding resources on group level and appointing Regional Compliance Officers in all Market Areas. Moreover, one of the elements of the Group targets for sustainability and corporate responsibility is anti-corruption.

In 2017 the Company continued to roll out an automated anti-corruption screening tool for supplier and third party due diligence, which was launched in 2016. By the end of 2017, close to 93% of active employees had completed the Company’s anti-corruption e-learning course since the training was launched in 2013. A customized online anti-corruption training is also available for Ericsson’s suppliers on the Company website.

In 2017, Ericsson introduced a vetting process that focuses on ethics and compliance. So far we have used it for appointments to the Executive Team and for approximately 110 employees in exposed positions. All members of the current Executive Team have been vetted, and all future recruitments to these positions will also go through mandatory vetting. Business Partner Review Boards have been established in all Market Areas to over-see mitigation of the corruption risks in relation to onboarding of new business partners.

Ericsson is currently voluntarily cooperating with inquiries from the United States Securities and Exchange Commission and the United States Department of Justice regarding its compliance with the U.S. Foreign Corrupt Practices Act. As of today, these inquiries concern a period from January 1, 2007 and onwards, and the Company will make additional disclosures regarding these inquiries to the extent required.

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

Due to its operations in Iran, and having staff permanently in the country, Ericsson has contacts with its local customers and retains certain local suppliers, including banks, and service providers. In addition, Ericsson has other dealings incidental to its local activities, such as making payments for taxes, salaries, rents, utilities and office and similar supplies as well for local accommodation and transportation and customs related services. As a result, Ericsson has contact with companies and public functions that may be owned or controlled by the government of Iran. While Ericsson seeks to obtain information regarding the actual business names and ownership of customers and other counterparties in Iran through its policies and procedures designed to ensure that Ericsson “knows its customers”, it is difficult to determine ownership and control with certainty, particularly with respect to determining whether an entity engaged in commercial activities is owned or controlled by the government.

During 2017, Ericsson sold communications infrastructure related products and services in Iran to the following telecommunications companies operating in the country: Farabord Dadehavare Iranian (“Farabord”), Hiweb, Mobile Communication Company of Iran (“MCCI”), MTNIrancell and Pars Online. During 2017, Ericsson and Telecommunications Company of Iran (“TCI”) has had discussions relating to potential future such sales by Ericsson to TCI. During 2017, Ericsson’s gross revenue (reported as net sales) related to sales to Farabord, Hiweb, MCCI and MTNIrancell and Pars Online in Iran was approximately SEK 1,945 million.

Ericsson does not normally allocate net profit (reported as net income) on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its operating income (income before taxes and financial net) from such sales, after internal cost allocation was approximately SEK -117 million during 2017. Ericsson intends to continue to engage with existing customers and explore opportunities with new customers in Iran while continuously monitoring international developments as they relate to Iran and its government.

In some instances, Ericsson has had to arrange performance bonds or similar financial guarantees to secure Ericsson’s performance of obligations under the commercial agreements Ericsson has entered into relating to the business in Iran. In such instances, Ericsson usually engages its banks outside Iran, who in turn engage local banks in the country. These local banks include Bank Mellat, Tejarat Bank, Melli Bank and Saderat Bank. Although some bonds and guarantees are still in place, no new performance bonds or similar guarantees involving these four banks with respect to Ericsson’s business activities in Iran were issued during 2017, nor were payments made to beneficiaries under any such existing bond or guarantee during 2017.

During 2017, Maskan Bank, Post Bank of Iran and Tejarat Bank (local banks in Iran) issued bank guarantees to secure Iranian customer payment obligations to Ericsson. Further, some payments made to Ericsson’s local subsidiary and payments required to be made by the local subsidiary to suppliers involve banks that may be controlled by the government of Iran. Ericsson also received payments from customers to Ericsson’s accounts outside Iran.

C.	Organizational Structure

The following list shows certain shareholdings owned directly and indirectly by our parent company as of December 31, 2017. A complete list of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Companies Registration Office (Bolagsverket), may be obtained upon request to: Telefonaktiebolaget LM Ericsson, External Reporting, SE-164 83 Stockholm, Sweden.

Shares owned directly by the Parent Company

Company	Reg. No.	Domicile	Percentage of ownership	Par value in local currency, million	Carrying value, SEK million
Subsidiary companies
Ericsson AB	556056-6258	Sweden	100	50	20,731
Ericsson Shared Services AB	556251-3266	Sweden	100	361	2,216
Netwise AB	556404-4286	Sweden	100	2	306
Datacenter i Rosersberg AB	556895-3748	Sweden	100	—	88
Datacenter i Mjärdevi Aktiebolag	556366-2302	Sweden	100	10	69
AB Aulis	556030-9899	Sweden	100	14	6
Ericsson Credit AB	556326-0552	Sweden	100	5	5
Other (Sweden)			—	—	1,645

Company	Reg. No.	Domicile	Percentage of ownership		Par value in local currency, million	Carrying value, SEK million
Ericsson Austria GmbH		Austria	100		4	94
Ericsson Danmark A/S		Denmark	100		90	216
Oy LM Ericsson Ab		Finland	100		13	196
Ericsson Participations France SAS		France	100		26	524
Ericsson Germany GmbH		Germany	100		—	4,232
Ericsson Hungary Ltd.		Hungary	100		1,301	120
L M Ericsson Limited		Ireland	100		4	34
Ericsson Telecomunicazioni S.p.A.		Italy	100		44	3,857
Ericsson Holding International B.V.		The Netherlands	100		222	3,200
Ericsson A/S		Norway	100		75	114
Ericsson Television AS		Norway	100		161	270
Ericsson Corporatia AO		Russia	100		5	5
Ericsson España S.A.		Spain	100		43	170
Ericsson AG		Switzerland	100		—	—
Ericsson Holdings Ltd.		United Kingdom	100		328	1,994
Other (Europe, excluding Sweden)			—		—	684
Ericsson Holding II Inc.		United States	100		2,897	25,907

Companía Ericsson S.A.C.I.		Argentina	95	1)	41	15

Ericsson Canada Inc.		Canada	100		—	51
Belair Networks		Canada	100		108	170
Ericsson Telecom S.A. de C.V.		Mexico	100		939	1,050
Other (United States, Latin America)			—		—	118
Teleric Pty Ltd.		Australia	100		20	100
Ericsson Ltd.		China	100		2	2
Ericsson (China) Company Ltd.		China	100		65	475
Ericsson India Private Ltd.		India	100		544	122
Ericsson India Global Services PVT. Ltd		India	100		291	51
Ericsson Media Solutions Ltd		Israel	100		9	711
Ericsson-LG CO Ltd.		Korea	75		285	2,279
Ericsson (Malaysia) Sdn. Bhd.		Malaysia	70		2	4
Ericsson Telecommunications Pte. Ltd.		Singapore	100		2	1
Ericsson South Africa PTY. Ltd		South Africa	70		—	135
Ericsson Taiwan Ltd.		Taiwan	90		270	36

Ericsson (Thailand) Ltd.		Thailand	49	2)	90	17

Other countries (the rest of the world)			—		—	295

Total						72,316

Joint ventures and associated companies
ST-Ericsson SA		Switzerland	50		137	—
Rockstar Consortium Group		Canada	21		1	—
Ericsson Nikola Tesla d.d.		Croatia	49		65	330

Total						330

1)	Through subsidiary holdings, total holdings amount to 100% of Compania Ericsson S.A.C.I.
2)	Through subsidiary holdings, total holdings amount to 100% of Ericsson (Thailand) Ltd.

Shares owned by subsidiary companies

Company	Reg. No.	Domicile	Percentage of ownership
Subsidiary companies
Ericsson Cables Holding AB	556044-9489	Sweden	100
Ericsson France SAS		France	100
Ericsson Telekommunikation GmbH 1)		Germany	100
Ericsson Telecommunicatie B.V.		The Netherlands	100
Ericsson Telekomunikasyon A.S.		Turkey	100
Ericsson Ltd.		United Kingdom	100
Creative Broadcast Services Holdings Ltd.		United Kingdom	100
Ericsson Inc.		United States	100
Ericsson Wifi Inc.		United States	100
Drutt Corporation Inc.		United States	100
Redback Networks Inc.		United States	100
Telcordia Technologies Inc.		United States	83
Ericsson Telecomunicações S.A.		Brazil	100
Ericsson Australia Pty. Ltd.		Australia	100
Ericsson (China) Communications Co. Ltd.		China	100
Nanjing Ericsson Panda Communication Co. Ltd.		China	51
Ericsson Japan K.K.		Japan	100
Ericsson Communication Solutions Pte Ltd.		Singapore	100

1)	Disclosures Pursuant to Section 264b of the German Commercial Code (Handelsgesetzbuch – HGB)

Applying Section 264b HGB, Ericsson Holding GmbH and Ericsson Telekommunikation GmbH, located in Frankfurt am Main/Germany, are exempted from the obligation to prepare, have audited and disclose financial statements and a management report in accordance with the legal requirements being applicable for German corporations.

D.	Property, Plant and Equipment

The information set forth under the following headings of the 2017 Swedish Annual Report is incorporated herein by reference:

•	The business

•	Sustainability and corporate responsibility

•	Financials

•	Board of Directors’ report

•	Financial highlights – Capital expenditures

•	Sustainability and corporate responsibility

•	Notes to the consolidated financial statements

•	Note C11 – Property, plant and equipment

•	Note C27 – Leasing

•	Risk factors

•	Regulatory, Compliance and Corporate Governance risks

•	Sustainability

•	Sustainability and corporate responsibility

Sustainability and corporate responsibility are integrated into Ericsson’s business processes and the Company’s commitment to the triple bottom line of responsible environmental performance and social and economic development is made clear to its stakeholders.

Ericsson’s ambition is to be a responsible and relevant driver of positive change in society. Ericsson is committed to creating business value while reducing risk related to environmental, social, employee, human rights, corruption and bribery matters. Ericsson’s sustainability and corporate responsibility performance is regularly measured, assessed and assured. Group policies and directives have been implemented to ensure consistency across global operations.

Ericsson’s principal risks relating to sustainability and corporate responsibility are identified in Ericsson’s risk management framework.

The Board of Directors is briefed on sustainability and corporate responsibility issues regularly, or as needed on an ad hoc basis.

In 2017, the Chief Sustainability & Public Affairs Officer was a member of Ericsson’s Executive Team and reported to the President and CEO, and was responsible for handling the day-to-day management of Ericsson’s sustainability and corporate responsibility agenda.

•	Governance and policies

Responsible business practices are embedded in Ericsson’s operations to prevent, mitigate and adapt to risks. The Ericsson Group Management System (EGMS) includes policies, processes and directives encompassing responsible sourcing, occupational health and safety, environmental management, anti-corruption and human rights, for example. External assurance providers audit the EGMS.

Some of the Group Policies and Directives that are of particular relevance from a sustainability and corporate responsibility perspective are the Code of Business Ethics, the Code of Conduct, the Sustainability Policy, the Occupational Health and Safety Policy, the Electro-magnetic Fields and Health Policy, the Sales Compliance Policy and the Anti-corruption Group Directive, which reflect how Ericsson shall work to secure responsible business practices. These policies and practices are reinforced by employee awareness training and monitoring. Compliance to Group Policies are mandatory for all employees and operations unless a deviation is approved by the CEO.

The Code of Business Ethics

The Code of Business Ethics sets the tone for how Ericsson conducts business globally, and is a guiding framework to support everyone performing work for Ericsson. The Code of Business Ethics is periodically reviewed and acknowledged by employees and has been translated into more than 30 languages to ensure that it is accessible to all employees and stakeholders. During 2017, 99% of active employees acknowledged that they have read and understood the Code of Business Ethics.

Employees are encouraged to report any conduct that they believe, in good faith, to be a violation of laws or the Code of Business Ethics. Ericsson provides employees and external stakeholders with a dedicated communication channel, called the Ericsson Compliance Line, for the reporting of serious compliance concerns involving group or local management and which relates to;

a) corruption or fraud

b) questionable accounting or auditing matters

c) other matters that might seriously affect the vital interest of Ericsson or personal health and safety.

The process around reporting of violations has been strengthened and further developed to include both centrally and locally reported allegations of violations in 2017. For this reason there is a significantly higher number of reports in 2017 in comparison with 2016.

During 2017 the Company received 412 cases reported through Ericsson’s whistle-blower tool, the Ericsson Compliance Line. This tool is available via phone or secure website, 24/7, 365 days a year, and is available in

188 countries and in over 75 languages.

Reported violations are handled by Ericsson’s Group Compliance Forum, which consists of representatives from Ericsson’s internal audit function, Group Function Legal Affairs, Group Security, and Group Function Human Resources. The Forum briefs the Audit Committee about all reported violations, providing them with the incident category, a description of the alleged violation, and information about the decision and outcome.

The Code of Conduct

Ericsson’s Code of Conduct applies to employees and suppliers and is based on the UN Global Compact ten principles on human rights, labor conditions, environmental management and anti-corruption. Ericsson is also committed to implementing the UN Guiding Principles on Business and Human Rights across its business operations.

Suppliers must comply with Ericsson’s Code of Conduct requirements. The Company uses a risk-based approach to assess compliance with the Code of Conduct requirements as part of supplier agreements. The Company has a strong focus on risk mitigation, targeting high-risk portfolio areas and high-risk markets. For prioritized areas such as road and vehicle safety, working at heights, working hours and labor rights, Ericsson performs regular audits and works with suppliers to ensure measurable and continuous improvements, and has also introduced consequence management. Findings are followed up to ensure that improvements are made.

Since 2017, the Ethics and Compliance Board – comprised of several members of the Executive Team and chaired by the CEO – has been responsible to oversee the overall governance of compliance within the Group.

•	Sustainability risk management

Sustainability risks are defined according to short-term and long-term perspectives. They are related to long-term objectives as per the strategic direction as well as short-term objectives for the coming year. According to Ericsson’s risk framework, sustainability risks are categorized into industry and market risks, commercial risks, operational risks and compliance risks. The Company follow its risk management principles, which apply across all business activities, to manage sustainability risks.

Materiality assessment is a central component of the Company’s sustainability and corporate responsibility strategy, target setting, risks and opportunities management, and reporting process related to its impact on society and environment. Ericsson considers a wide range of economic, environmental and social impacts significant to the business, or which substantively influence the views and decisions of our key stakeholders. Since 2012, the Company has used a materiality assessment to review significant issues on an annual basis, taking into account emerging trends, stakeholder feedback and other input. Adjustments are made as needed to incorporate critical issues as they arise.

The Group Function Sustainability and Public Affairs coordinates management of certain sustainability risks, such as occupational health and safety, human rights, and environmental related risks. Risks related to corruption are coordinated by Group Function Legal Affairs, and diversity issues are coordinated by Group Function Human Resources.

For information on risks that could impact the fulfillment of targets and form the basis for mitigating activities, see the Swedish Annual Report 2017, Note C20 “Financial risk management and financial instruments” and the Risk Factors section in the Board of Directors’ report in the Swedish Annual Report 2017.

•	Anti-corruption

Corruption carries serious legal and reputational risks; impedes business growth; damages relations with staff, customers, shareholders, suppliers and society as a whole; and is a considerable obstacle to economic and social development in countries around the world. With customers in 180 countries, many of which are considered to be exposed to a high risk of corruption, prevention and accountability are paramount for Ericsson.

Ericsson has a zero-tolerance approach to corruption expressed in the Company’s Code of Business Ethics. The Company has embedded this guiding principle at its highest levels and implemented it throughout its global organization with a set of policies and processes. This includes an anti-corruption directive with more detailed guidelines, for example about appropriate levels of gifts and entertainment.

The Company’s anti-corruption program, focusing on prevention and accountability, is headed by a Chief Compliance Officer, who since October 2017 reports directly to the Audit Committee of the Board of Directors. The Audit Committee also reviews and evaluates the program at least annually. Further, since 2016, an Ethics and Compliance Board, comprised of several members of the Executive Team and chaired by the CEO, has been responsible for the overall governance of compliance within the Group.

During 2016–2017 we invited external experts to evaluate the robustness of our anti-corruption program. Following the review, we adjusted the anti-corruption program to closer align with the US Foreign Corrupt Practices Act (FCPA). In 2017, the program was strengthened with adding resources on group level and appointing Regional Compliance Officers in all Market Areas. Moreover, one of the elements of the Group targets for sustainability and corporate responsibility is anti-corruption.

In 2017 the Company continued to roll out an automated anti-corruption screening tool for supplier and third party due diligence, which was launched in 2016. By the end of 2017, close to 93% of active employees had completed the Company’s anti-corruption e-learning course since the training was launched in 2013. A customized online anti- corruption training is also available for Ericsson’s suppliers on the Company website.

In 2017, Ericsson introduced a vetting process that focuses on ethics and compliance. So far we have used it for appointments to the Executive Team and for approximately 110 employees in exposed positions. All members of the current Executive Team have been vetted, and all future recruitments to these positions will also go through mandatory vetting. Business Partner Review Boards have been established in all Market Areas to over-see mitigation of the corruption risks in relation to onboarding of new business partners.

Ericsson is currently voluntarily cooperating with inquiries from the United States Securities and Exchange Commission and the United States Department of Justice regarding its compliance with the U.S. Foreign Corrupt Practices Act. As of today, these inquiries concern a period from January 1, 2007 and onwards, and the Company will make additional disclosures regarding these inquiries to the extent required.

Primary manufacturing and assembly facilities

We continuously adjust our production capacity to meet expected customer demand. During 2017, our overall capacity utilization was around 85%.

The table below summarizes where we have major sites and the total floor space at year-end. Facilities are leased. The majority of the floor space within our production facilities is used for assembly.

	2017		2016		2015
	Sites*	Thousands of sq meters**	Sites	Thousands of sq meters**	Sites	Thousands of sq meters**
Sweden	1	5	4	21.3	4	21.3
China	1	10	2	13	2	13
Estonia	1	6	1	6	1	6
Brazil	1	4.5	1	4.5	1	4.5
Mexico	0	0	1	0.8	1	0.8
India	0	0	1	10.8	1	10.8
Total	4	25.5	10	56.4	10	56.4

*	In 2017, we closed 3 facilities in Sweden, 1 in China, 1 in Mexico and 1 in India.
**	Floor space in square meters does not include any warehouses or transportation areas.

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The information set forth under the following headings of the 2017 Swedish Annual Report is incorporated herein by reference:

•	The business

•	Ericsson in brief

•	This is Ericsson

•	Strategy and financial targets

•	Segments

•	Business Model

•	Other information

•	Five-year summary

•	Alternative Performance Measures

•	Financials

•	Board of Directors’ report

•	Business in 2017

•	Financial highlights

•	Business results – Segments

•	Business results – Market Areas

•	Risk management

•	Notes to the consolidated financial statements

•	Note C1 – Significant accounting policies

•	Note C20 – Financial risk management and financial instruments – Foreign exchange risk

•	Risk Factors

•	Market, technology and business risks

•	Regulatory, Compliance and Corporate Governance risks

Operating results for the years ended December 31, 2015 and 2016

Reporting structure in 2016

Starting July 1, 2016, Ericsson implemented an organizational change. The financial reporting during 2016 has been carried out according to the same segment structure as in 2015; Networks, Global Services and Support Solutions. The 2016 reporting structure is appliedbelow.

From January 1, 2017, financial reporting is done according to the new structure, i.e., by the new segments Networks, IT & Cloud and Media.

Full-year highlights

Reported sales decreased by –10% mainly due to weaker demand for mobile broadband, especially in markets with a weak macroeconomic environment. IPR licensing revenues declined to SEK 10.0 (14.4) billion.

Operating income declined to SEK 6.3 (21.8) billion due to lower sales and a changed business mix in mobile broadband, with a lower proportion of capacity business. This was partly offset by lower operating expenses.

Cash flow from operating activities was SEK 14.0 (20.6) billion. Net cash at year-end was SEK 31.2 billion.

The Board of Directors proposes a dividend for 2016 of SEK 1.00 (3.70) per share to the AGM.

Business in 2016

In 2016, net sales decreased by –10% mainly due to lower demand for mobile broadband, especially in markets with a weak macroeconomic environment. Sales declined in all three segments. Both operating income and margin decreased compared to last year due to lower sales and lower gross margin, partly offset by lower operating expenses.

IPR licensing revenues were SEK 10.0 (14.4) billion. IPR licensing revenues in 2015 were positively impacted by a global patent license agreement signed with Apple, which included an initial payment.

Full-year sales for the targeted growth areas; IP network, Cloud, OSS and BSS, TV and Media as well as Industry and Society, were flat and accounted for 20% of group sales.

The global cost and efficiency program, first initiated in November 2014, and expanded in 2016, -progressed according to plan. The target of the program is to reduce the annual run rate of operating expenses, excluding restructuring charges, to SEK 53 billion in the second half of 2017. Operating expenses in 2016 decreased to SEK 60.5 (64.1) billion which included restructuring charges of SEK –4.1 (–2.8) billion.

Ericsson delivered a full-year cash flow from operating activities of SEK 14.0 (20.6) billion, exceeding the 70% cash conversion target.

Financial highlights

Net sales

Reported sales decreased by –10% mainly due to lower demand for mobile broadband, especially in markets with a weak macroeconomic environment. Sales in Europe declined following completion of mobile broadband projects in 2015. Mobile broadband sales in North America remained stable while Professional Services sales declined, mainly due to lower managed services activities. A significant managed services contract in North America was renewed with reduced scope. Sales in South East Asia increased, driven by large deliveries in coverage projects.

IPR licensing revenues amounted to SEK 10.0 (14.4) billion. Sales in 2015 were positively impacted by a global patent license agreement signed with Apple, which included an initial payment. The baseline for current IPR licensing contract portfolio is approximately SEK 7 billion on an annual basis. Smartphone volume growth, agreements with currently unlicensed handset suppliers and IoT licensing will determine growth opportunities going forward.

Currency exchange rates had no material impact on full-year sales. Sales, adjusted for comparable units and currency, decreased by –10%.

Full-year sales for targeted growth areas were flat and accounted for 20% of group sales. The partnership with Cisco has to date generated more than 100 deals across all regions.

The sales mix by commodity was: software 22% (23%), hardware 33% (34%) and services 45% (43%).

Gross margin

Gross margin declined to 29.8% (34.8%) due to a sales mix with lower share of mobile capacity business, higher share of Global Services sales and lower IPR licensing revenues as well as lower Global Services margins. In addition, restructuring charges included in the gross -margin increased to SEK –3.5 (–2.3) billion.

Restructuring charges and efficiency program

Restructuring charges amounted to SEK –7.6 (–5.0) billion. The charges were mainly related to the cost and efficiency program initially announced in November 2014, and expanded in 2016. The cost and efficiency program is progressing according to plan and the target is to reduce the annual run rate of operating expenses, excluding restructuring charges, to SEK 53 billion in the second half of 2017. Efforts continue in order to reduce cost of sales, targeting to improve gross margin in the second half of 2017 compared with full-year 2016. With current plans, total restructuring charges for 2017 are estimated to be SEK 3 billion.

Operating expenses

Total operating expenses decreased to SEK 60.5 (64.1) billion as a result of the cost and -efficiency program and lower amortizations of intangible assets. Operating expenses included restructuring charges of SEK –4.1 (–2.8) billion.

Other operating income and expenses

Other operating income and expenses were SEK 0.4 (0.2) billion. Currency hedge contract effects impacted the result with SEK –0.9 (–1.1) billion. They derive from the hedge contract -balance in USD. The SEK has weakened against the USD between December 31, 2015 (SEK/USD rate 8.40) and December 31, 2016 (SEK/USD rate 9.06). The negative currency hedge effects were more than offset by several minor positive items.

Operating income

Operating income decreased to SEK 6.3 (21.8) billion due to lower sales and lower gross margin, partly offset by lower operating expenses. Operating margin was 2.8% (8.8%).

Financial net

The financial net declined to SEK –2.3 (–1.9) -billion following decreased interest rates and depreciated local currencies in certain markets.

Taxes

Tax cost decreased to SEK –2.1 (–6.2) billion due to lower net income, offset by prior-year adjustments and non-deductible expenses. These factors resulted in a tax rate of 53% in 2016 compared with the more normal tax rate of 31% in 2015. Average tax rate for the years 2011–2015 was 32%.

Net income and EPS

Net income decreased to SEK 1.9 (13.7) billion., for the same reasons as for the decrease in operating income. EPS diluted was SEK 0.52 (4.13) and EPS (Non-IFRS) was SEK 2.66 (6.06).

Business results – Segments

Networks

Background

Networks represented 48.7% of net sales in 2016 (50.1% in 2015), The segment delivers products and solutions that are needed for mobile and fixed communication, several generations of radio networks, IP and transmission networks, core networks and cloud.

Business in 2016

Sales as reported decreased by –12%. The decrease was mainly due to lower sales of mobile broadband, reduced sales of core networks and lower IPR licensing revenues. Core networks sales declined due to lower sales of legacy products, not offset by growth of the new portfolio.

Mobile broadband investments were negatively impacted by a weak macroeconomic environment in a number of markets such as Latin America, the Middle East and South Africa. In addition, sales declined in Europe following the completion of large coverage projects in 2015 and in India due to delayed spectrum auctions. The sales decline was partly offset by sales growth in South East Asia where large deliveries in mobile broadband coverage projects were made.

In North America and in North East Asia, investments in network equipment were stable. In Mainland China, large-scale LTE deployments continued for the third consecutive year.

Sales, adjusted for comparable units and -currency, decreased by –13%.

Operating income and margin decreased, mainly due to a lower share of mobile broadband capacity sales and lower IPR licensing revenues. The decrease was partly offset by reduced operating expenses, mainly as an effect of the ongoing cost and efficiency program. The work to improve profitability continued with significant headcount reductions and structural changes.

Restructuring charges amounted to SEK –4.0 (–2.8) billion and the negative effect from currency hedge contracts was SEK –0.7 (–0.9) billion.

Global Services

Background

Global Services represented 45.7% of net sales in 2016 (43.7% in 2015). The segment delivers network rollout services and professional services (i.e., managed services, consulting and systems integration (CSI), customer support as well as network design and optimization services).

Business in 2016

Sales as reported decreased by –6%. Professional Services sales declined due to lower managed services activities in North America where a contract has been renewed with reduced scope. CDMA sales declined YoY impacting -Professional Services sales negatively. Network Rollout sales declined due to lower mobile broadband demand, primarily in Europe and Latin America.

Sales, adjusted for comparable units and -currency, decreased by –5%.

Global Services operating income decreased to SEK 3.3 (8.2) billion. Activities were performed to adapt the service delivery organization to lower business volumes and to increase the -efficiency. Restructuring charges increased to SEK –3.0 (–1.7) billion.

Professional Services operating income declined to SEK 5.2 (9.6) billion due to increased restructuring charges of SEK –2.3 (–0.7) billion, lower sales and a negative impact from large projects in systems integration transformation, where operators are looking to transform their IT environments to increase efficiency and prepare for 5G. Ericsson has been successful and won several IT transformation contracts. However, the short-term margin impact from these contracts is challenging as a consequence of investments in competence build-up and market share.

Network Rollout operating income declined to SEK –1.9 (–1.4) billion due to lower sales in combination with increased cost and negative effects from a few contracts in emerging markets. The effort to improve Network Rollout -profitability continues through efficiency improvements including implementation of global methods and tools.

Support Solutions

Background

Support Solutions represented 5.6% of net sales in 2016 (6.1% in 2015). The portfolio of Support Solutions is designed around measurable performance improvements in an operator’s business processes, with software that is scalable, configurable and that provides end-to-end capabilities. The business segment develops and delivers software-based solutions for OSS and BSS as well as TV and media solutions.

Business in 2016

Sales as reported decreased by –17%, partly due to lower IPR licensing revenues. OSS and BSS sales declined due to lower sales of legacy products and lower software sales in digital transformation projects where sales are mainly project milestone based. In addition, sales declined in markets with a weak macroeconomic environment.

Sales in TV & Media declined due to lower sales of legacy products primarily in North America. Customer trials on the next-generation TV & Media platform are ongoing, but have not yet translated into sales.

Operating income declined to SEK –1.0 (1.5) billion mainly due to lower IPR licensing revenues and lower sales in both OSS and BSS as well as in TV & Media. Several activities in order to reduce cost and adjust the organization to lower business volumes are ongoing.

The overall transition of business models -continues, from traditional telecom software licenses to recurrent license revenue deals.

Business results – Regions

North America

Mobile broadband investments were stable. Professional Services sales were negatively impacted by reduced scope in a managed services contract. Support Solutions sales declined due to delayed investment decisions by customers. The focus on 5G strongly increased, with -trials ongoing with all major customers.

Latin America

Sales decreased following reduced mobile broadband investments due to a weak macroeconomic environment in the region and due to devaluation of local currencies. The strong momentum for digital transformation continued. Professional Services sales declined due to lower activities in managed services.

Northern Europe and Central Asia

Sales declined, primarily due to continued lower mobile broadband investments in Russia. Global Services sales were flat with a decline in Network Rollout, offset by increased Managed Services sales in Sweden. OSS and BSS sales were flat while TV & Media sales declined.

Western and Central Europe

Sales declined as the initial LTE deployments were finalized. Operators continue to focus on transforming their networks to meet the increasing demand for coverage and capacity, while at the same time improving efficiency.

Mediterranean

Sales declined due to lower investments in mobile broadband infrastructure, mainly related to capacity business. Operator investments in ICT transformation and demand for managed services continued.

Middle East

Sales declined, primarily in Networks due to lower broadband investments in Egypt, Pakistan, Ethiopia and Turkey. The decrease was partly offset by growth in Global Services sales, mainly in network rollout and optimization services in Saudi Arabia.

Sub-Saharan Africa

Investments declined, impacted by a weak -macroeconomic environment, local currency depreciation in key markets as well as low oil and commodity prices.

India

Mobile broadband sales declined mainly driven by delayed spectrum auctions which delayed operator investments. Professional Services sales remained stable with operators’ higher focus on network quality and cost optimization.

North East Asia

Sales declined slightly due to lower investments in Mainland China and Korea, partly offset by market share gains in Japan and Taiwan. In Mainland China 4G deployments continued. However, reduced investments in legacy technologies and significantly reduced investment by one customer, impacted sales negatively.

South East Asia and Oceania

Sales increased, primarily driven by mobile broadband deployments across several markets. Professional Services sales developed favorably as operators focus on efficiency and network optimization services.

Other

IPR licensing revenues amounted to SEK 10.0 (14.4) billion. Sales in 2015 were positively impacted by a global patent license agreement signed with Apple, which included an initial payment.

B.	Liquidity and Capital Resources

The information set forth under the following headings of the 2017 Swedish Annual Report is incorporated herein by reference:

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

See “Item 8.B. Financial Information – Significant Changes” herein.

Balance sheet and other performance indicators for the years ended December 31, 2015 and 2016

Cash flow

Cash flow from operating activities was SEK 14.0 (20.6) billion. The decline was mainly due to lower income, larger tax payments and last year’s signed global patent license agreement with Apple, which included an initial payment. Operating net assets decreased by SEK 6.0 -billion, supported by reduced trade receivables and increased provisions. In addition, trade payables increased supported by implementation of supply chain financing. Inventory increased slightly.

Cash outlays related to restructuring charges were SEK –2.4 (–2.8) billion during the year.

Cash flow from investing activities was impacted by investments in property, plant and equipment of SEK –6.1 (–8.3) billion, with continued investments in the Global ICT centers. In addition, SEK –4.5 (–3.3) billion of development expenses were capitalized. The capitalized development expenses refer to development of new product platforms like the new IPTV platform, Ericsson MediaFirst, and the new BSS platform, Ericsson Revenue Manager. The company invested SEK 0.6 (2.2) billion in acquisitions of smaller companies, such as Ericpol and Node-Prime in 2016.

Cash flow from financing activities amounted to SEK –11.7 billion, impacted by SEK –12.3 billion of dividend payouts.

Financial position

Net cash decreased to SEK 31.2 (41.2) billion due to lower income and increased dividends. The decrease was partly offset by reduced -operating assets.

Pension liabilities increased by SEK 1.1 billion, due to decreased discount rates.

In 2016, Standard & Poor’s and Moody’s downgraded Ericsson’s long-term rating from BBB+/Baa1 with stable outlook to BBB/Baa3 with negative outlook.

The average maturity of long-term borrowings as of December 31, 2016, was 3.8 years, compared with 4.8 years 12 months earlier. Ericsson has an unutilized Revolving Credit Facility of USD 2.0 billion. The facility expires in 2021. In addition, the company signed a new EUR 0.5 billion term loan facility in 2016. The new facility has a tenure of two years with one extension option of one year. The facility serves for general corporate purposes and is unutilized.

Intangible assets

The amount of intellectual property rights and other intangible assets amounted to SEK 51.1 (50.4) billion, including goodwill of SEK 43.4 (41.1) billion. The goodwill impairment testing has been based on the new segments that became effective as per January 1, 2017. For the Media segment the headroom is SEK 5.6 billion when a discount of 8.0% is applied. The recoverable amount is equal to its carrying amount when the discount factor is increased to 10.0%. For more information, see Note 3 “Segment reporting” and Note 10 “Intangible assets.”

Employees

In 2016, the number of employees decreased by almost 5,000 driven by the ongoing cost and efficiency program. At year-end 2016, the total number of employees was 111,464 (116,281).

Research and development, -patents and licensing

In line with the global cost and efficiency program, the Company has decreased its R&D expenses. In 2016, R&D expenses amounted to SEK 31.6 (34.8) billion. The number of R&D resources increased mainly due to an acquisition of Ericpol, a long-time supplier to Ericsson with software development in Poland and Ukraine. Approximately 2,000 employees joined Ericsson from Ericpol. The number of patents continued to increase and amounted to approximately 42,000 by end of 2016.

Research and development, patents and licensing

	2016	2015	2014
Expenses (SEK billion)	31.6	34.8	36.3
As percent of Net sales	14.2%	14.1%	15.9%
Employees within R&D as of December 31 1)	24,100	23,700	25,700
Patents 1)	42,000	39,000	37,000
IPR revenues, net (SEK -billion)	10.0	14.4	9.9

1)	The number of employees and patents are approximate.

Seasonality

The Company’s sales, income and cash flow from operations vary between quarters, and are generally lowest in the first quarter of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase patterns of network operators.

Most recent five-year average seasonality

	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential change, sales	–24%	9%	–2%	24%
Share of annual sales	22%	24%	24%	30%

Off-balance sheet arrangements

There are currently no material off-balance sheet arrangements that have, or would be reasonably likely to have, a current or anticipated material effect on the Company’s financial condition, revenues, expenses, result of operations, liquidity, capital expenditures or capital resources.

Capital expenditures

For 2016, capital expenditure was SEK 6.1 (8.3) billion, representing 2.8% of sales. Expenditures are largely related to test sites and equipment for R&D, network operation centers and manufacturing and repair operations.

Investments have been made in three new global ICT centers. The centers will support R&D and services in developing and verifying solutions more efficiently and bringing innovation faster to the market. The first center, in Linköping, Sweden, was opened in 2014. The second center, in Rosersberg, Sweden, was opened in the beginning of 2016. The third -center, in Montreal, Canada, was opened in December 2016. The level of capital expenditure will continue to decline as the investments in the Global ICT centers peaked in 2015.

In addition, Ericsson has invested in several buildings in Santa Clara, California and in Manchester, U.K. The purpose with the investments in Santa Clara is to consolidate Ericsson’s Silicon Valley operations. In Manchester Ericsson is investing in a new dedicated customer technical facility for its broadcast media business. The new facility is expected to be ready in April 2017 and is part of a larger transformation and investment strategy.

Apart from these investments, Ericsson believes that the Company’s property, plant and equipment and the facilities the Company occupies are suitable for its present needs.

Annual capital expenditures are normally around 2% of sales. This corresponds to the needs for keeping and maintaining the current capacity level. The Board of Directors reviews the Company’s investment plans and proposals.

As of December 31, 2016, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

Capital expenditures 2012–2016

SEK billion	2016	2015	2014	2013	2012
Capital -expenditures	6.1	8.3	5.3	4.5	5.4
Of which in -Sweden	2.0	2.6	2.4	1.9	1.3
Share of annual sales	2.8%	3.4%	2.3%	2.0%	2.4%

C.	Research and Development, Patents and Licenses

The information set forth under the following headings of the 2017 Swedish Annual Report is incorporated herein by reference:

•	Other information

•	Five-year summary

•	Alternative Performance Measures

•	The business

•	This is Ericsson

•	Strategy and financial targets

•	Segments

•	Business Model

•	Financials - Board of Directors’ report

•	Financial highlights – Research and development, patents and licensing

•	Consolidated financial statements

•	Consolidated income statement

D.	Trend Information

The information set forth under the following headings of the 2017 Swedish Annual Report is incorporated herein by reference:

•	The Business

•	CEO comment

•	This is Ericsson

•	Strategy and financial targets

See “Item 8.B. Financial Information – Significant Changes” herein.

E.	Off-Balance Sheet Arrangements

The information set forth under the following headings of the 2017 Swedish Annual Report is incorporated herein by reference:

•	Financials

•	Board of Directors’ report

•	Financial highlights – Off-balance sheet arrangements

•	Notes to the consolidated financial statements

•	Note C14 – Trade receivables and customer finance, Transfers of financial assets

•	Note C24 – Contingent liabilities

F.	Tabular Disclosure of Contractual Obligations

The information set forth under the section “Financials – Notes to the consolidated financial statements – Note C31 – Contractual obligations” of the 2017 Swedish Annual Report is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The information set forth under the following headings of the 2017 Swedish Annual Report is incorporated herein by reference:

•	Corporate Governance

•	Corporate Governance report 2017

•	Members of the Board of Directors

•	Members of the Executive Team

See “Item 8.B. Financial Information – Significant Changes” herein.

B.	Compensation

The information set forth under the following headings of the 2017 Swedish Annual Report is incorporated herein by reference:

•	Financials

•	Board of Directors’ report

•	Corporate governance – Remuneration

•	Notes to the consolidated financial statements

•	Note C17 – Post-employment benefits

•	Note C28 – Information regarding members of the Board of Directors, the Group management and employees

•	Corporate Governance

•	Corporate Governance report 2017

•	Remuneration to Board members

•	Remuneration report

See “Item 8.B. Financial Information – Significant Changes” herein.

C.	Board Practices

The information set forth under the following headings of the 2017 Swedish Annual Report is incorporated herein by reference:

•	Financials

•	Notes to the consolidated financial statements

•	Note C28 – Information regarding members of the Board of Directors, the Group management and employees – Comments to the table

•	Corporate Governance

•	Corporate Governance report 2017

•	Board of Directors – Composition of the Board of Directors

•	Committees of the Board of Directors – Audit committee

•	Committees of the Board of Directors – Remuneration committee

•	Remuneration report

•	The Remuneration Committee

See “Item 8.B. Financial Information – Significant Changes” herein.

D.	Employees

The information set forth under the following headings of the 2017 Swedish Annual Report is incorporated herein by reference:

•	The Business

•	This is Ericsson

•	Financials

•	Board of Directors’ report

•	Financial Highlights – Employees

•	Notes to the Consolidated financial statements

•	Note C28 – Information regarding members of the Board of Directors, the Group management and employees – Employee numbers, wages and salaries

•	Other information

•	Five-year summary – Statistical data, year-end

We consider that our relationship with the labor unions that represent our employees is good.

Number of employees by market area at year-end

	2017	2016
South East Asia, Oceania and India	24,495	26,570
North East Asia	12,456	13,042
North America	10,009	11,547
Europe and Latin America 1) 2)	49,231	54,873
Middle East and Africa	4,544	5,432

Total	100,735	111,464

1) Of which in Sweden	13,864	15,303
2) Of which in EU	39,508	42,625

E.	Share Ownership

The information set forth under the following headings of the 2017 Swedish Annual Report is incorporated herein by reference:

•	Share information

•	The Ericsson share Shareholders

•	Corporate Governance

•	Corporate Governance report 2017

•	Shareholders

•	Members of the Board of Directors

•	Members of the Executive Team

•	Remuneration report

•	Total remuneration in 2017

•	Financials – Notes to the consolidated financial statements

•	Note C28 – Information regarding members of the Board of Directors, the Group management and employees

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The information set forth under the following headings of the 2017 Swedish Annual Report is incorporated herein by reference:

•	Corporate Governance

•	Corporate Governance report 2017

•	Shareholders

•	Share information

•	The Ericsson share

•	Shareholders

B.	Related Party Transactions

The information set forth under the section “Financials – Notes to the consolidated financial statements – Note C29 – Related party transactions” of the 2017 Swedish Annual Report is incorporated herein by reference.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

The information set forth under the following headings of the 2017 Swedish Annual Report is incorporated herein by reference:

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

Ericsson strengthens focus on innovation and makes changes to Executive Team

On January 31, 2018, Ericsson announced changes to the group structure and its Executive Team.

A Business Area Emerging Business was created to increase focus on innovation and new business development. Effective April 1, 2018, Åsa Tamsons is appointed Senior Vice President and head of Business Area Emerging Business and member of Ericsson’s Executive Team. The new Business Area Emerging Business will be reported under Segment Other.

Business Area Digital Services is undergoing significant transformation to create a profitable and strong offering in this strategically important area. Ulf Ewaldsson has decided to step down from leading the unit, following the completion of its build up phase. Jan Karlsson, currently head of Solution Area BSS, will step in as acting head of Business Area Digital Services. Ulf Ewaldsson will take on a role as advisor to CEO Börje Ekholm.

The company is also simplifying its group function structure, from currently six functions to four. In light of the change in responsibilities Elaine Weidman-Grunewald has decided to leave the company to pursue other opportunities.

Ericsson concludes strategic review of Media Solutions and Red Bee Media

On January 31, 2018, Ericsson concluded the review of strategic opportunities for its Media business – Media Solutions and Red Bee Media – which was initiated in conjunction with the announcement of the company’s focused business strategy on March 28, 2017. Ericsson has implemented substantial performance improvement programs while continuing to invest in the respective businesses. Both units have made significant progress during 2017.

Outcome of the strategic review:

•	One Equity Partners new majority owner in Media Solutions, Ericsson will retain 49% of the shares

•	Media Solutions assets and staff to transfer to independent company upon closing, expected Q3 2018

•	Continued in-house development of Red Bee Media

Ericsson restated financial information for IFRS 15

On March 16, 2018, Ericsson announced restated consolidated income statement information, in line with the new accounting standard IFRS 15, applied as of January 1, 2018.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The information set forth under the section “Share information – The Ericsson share – Share and ADS prices” of the 2017 Swedish Annual Report is incorporated herein by reference.

B.	Plan of Distribution

Not applicable.

C.	Markets

The information set forth the section “Share information – The Ericsson Share – Share trading” of the 2017 Swedish Annual Report is incorporated herein by reference.

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

Applicable provisions are found in the Swedish Companies Act (2005:551) (the “Swedish Companies Act”).

In addition to being of legal age, there are no age limit restrictions for directors and they are not required to own any shares in the Company.

Share Capital, Increases of Share Capital and Preferential Rights of Shareholders

The Articles of Association of Ericsson provide that the share capital of the Company may not be less than SEK 6,000,000,000 nor more than SEK 24,000,000,000, and that the number of shares in the Company shall amount to no less than 3,000,000,000 and no more than 12,000,000,000. The registered share capital is SEK 16,670,758,678 and the Company has in total issued 3,334,151,735 shares.

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

Purchase of Own Shares

A Swedish public limited liability company whose shares are traded on a regulated market place within the European Economic Area (“EEA”) or a market place comparable to a regulated market place outside the EEA is entitled to purchase its own shares under certain conditions. A purchase by us of our own shares may take place only if (a) the purchase has been decided upon by a general meeting of shareholders or the Board has been authorized by a general meeting of shareholders, in both cases by a two thirds majority of votes cast at the meeting as well as two-thirds of the shares represented at the meeting, (b) the purchase is effected on a regulated market place within the EEA or a market place comparable to a regulated market place outside the EEA (in the latter case with the approval of the Swedish Financial Supervisory Authority the “SFSA”) or pursuant to an offer to all shareholders or holders of a specific class of shares, (c) the Company’s restricted equity will still be fully covered and the purchase is justifiable taken into account the type of business activities of the Company and the group, their scope and risks related thereto and the Company’s and the group’s need for financial resources, their liquidity and financial position, and (d) we and our subsidiaries do not hold or, as a result of purchase, will not hold in excess of 10% of all our outstanding shares. As of December 31, 2017, the Company held an aggregate of 50,265,499 treasury stock of Class B shares.

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

The information set forth under the following headings of the 2017 Swedish Annual Report is incorporated herein by reference:

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

Certain United States Federal Income Tax Consequences

The following discussion is a summary of the material United States federal income tax consequences relevant to the ownership and disposition of ADSs or Class B shares. This discussion is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion is not a full discussion of all tax considerations that may be relevant to the ownership and disposition of ADSs or Class B shares, and does not address the Medicare tax on net investment income or the effects of any state, local or foreign tax laws. The discussion applies only if you will hold the ADSs and/or the Class B shares as capital assets and you use the USD as your functional currency. It does not deal with the tax treatment of investors subject to special rules, such as grantor trusts, real estate investment trusts, regulated investment companies, banks, brokers or dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of recording for their securities holdings, financial institutions, insurance companies, a person required to accelerate the recognition of any item of gross income with respect to our shares as a result of such income being recognized on an applicable financial statement, tax-exempt entities, investors liable for alternative minimum tax, holders (either actually or constructively) of 10% or more of the voting power or the value of our shares, persons holding ADSs and/or Class B shares as part of a hedging, straddle, conversion or constructive sale transaction and persons who are resident or ordinarily resident in Sweden. In addition, investors holding ADSs and/or Class B shares indirectly through partnerships are subject to special rules not discussed below. You should consult your own tax advisors about the United States federal, state, local and foreign tax consequences to you of the ownership and disposition of the ADSs or Class B shares.

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

The amount realized on a disposition of ADSs or Class B shares for cash will generally be the amount of cash you receive for the ADSs or Class B shares (which, in the case of payment in a non-U.S. currency, will equal the USD value of the payment received determined on (a) the date of receipt of payment if you are a cash basis taxpayer and (b) the date of disposition if you are an accrual basis taxpayer). If the ADSs or Class B shares are treated as traded on an “established securities market” and you are a cash basis taxpayer (or, if you are an accrual basis taxpayer, if you so elect), you will determine the USD value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

You will have a tax basis in any foreign currency received equal to the USD value thereof on the date of receipt. Any gain or loss you realize on a subsequent sale or conversion of foreign currency will be U.S. source ordinary income or loss.

Passive Foreign Investment Company Status

A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2017. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the composition and value of our assets, as determined from time to time. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relevant provisions of the Code. You should consult your own tax advisors about the consequences of our potential classification as a PFIC.

If we were classified as a PFIC with respect to your ADSs or Class B shares for any taxable year, we would generally continue to be a PFIC (unless certain conditions are met), and you would be subject to special rules with respect to:

•	any gain realized on the sale or other disposition of ADSs or Class B shares; or

•	any other “excess distribution” made to you (generally, any distributions to you in respect of ADSs or Class B shares during a single taxable year that are, in the aggregate, greater than 125% of the average annual distributions received by you in respect of ADSs or Class B shares during the three preceding taxable years or, if shorter, your holding period for ADSs or Class B shares).

Under these rules:

•	the gain or any other excess distribution would be allocated ratably over your holding period for ADSs or Class B shares;

•	the amount allocated to the taxable year in which the gain or excess distribution was realized and any year before we became a PFIC would be taxable as ordinary income;

•	the amount allocated to each prior year, other than the current year and any taxable year prior to the first taxable year in which we were a PFIC, would be subject to tax at the highest applicable marginal tax rate in effect for each such year; and

•	an interest charge would be imposed.

If we are a PFIC for any taxable year, you will also be deemed to own shares in any of our subsidiaries that are also PFICs in such a year. As an alternative to the special rules described above, holders of “marketable stock” in a PFIC may elect mark-to-market treatment with respect to their ADSs or Class B shares. ADSs or Class B shares will not be considered marketable stock unless they are regularly traded on a qualified exchange or other market. If the mark-to-market election is available and you elect mark-to-market treatment you will, in general, include as ordinary income each year an amount equal to the increase in value of your ADSs or Class B shares for that year (measured at the close of your taxable year) and will generally be allowed a deduction for any decrease in the value of your ADSs or Class B shares for the year but only to the extent of previously included mark-to-market income. In addition, any gain you recognize upon the sale or other disposition of the ADSs or Class B shares will be treated as ordinary income and any loss will be treated as ordinary loss but only to the extent of previously included mark-to-market income. Any loss in excess of previously included mark-to-market income will be treated as a capital loss. However, a mark-to-market election would likely be unavailable with respect to your proportionate share in any of our subsidiaries that are PFICs.

If you own ADSs or Class B shares during any year in which we are a PFIC, you will generally be required to make an annual return on IRS Form 8621.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends paid in respect of ADSs or Class B shares and the proceeds received on the sale or exchange of the ADSs or Class B shares within the United States or by a broker with certain United States connections. Backup withholding may apply to payments to you of dividends paid in respect of ADSs or Class B shares or the proceeds of a sale or other disposition of ADSs or Class B shares if you fail to provide an accurate taxpayer identification number (certified on IRS Form W–9) or, upon request, to certify that you are not subject to backup withholding or otherwise to comply with the applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability, and a refund of any excess amount withheld under the backup withholding rules may be obtained by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

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

See “Item 4.C. Information on the Company - Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.	Quantitative information about market risk

The information set forth under the section “Financials – Notes to the consolidated financial statements – Note C20 – Financial risk management and financial instruments” of the 2017 Swedish Annual Report is incorporated herein by reference.

B.	Qualitative information about market risk

The information set forth under the following headings of the 2017 Swedish Annual Report is incorporated herein by reference:

•	Financials – Board of Directors’ report

•	Risk management

•	Notes to the consolidated financial statements

•	Note C20 – Financial risk management and financial instruments

•	Corporate Governance

•	Corporate Governance report 2017

•	Management – Risk management

C.	Interim periods

Not applicable.

D.	Safe harbor

Not applicable.

E.	Small business issuers

Not applicable.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Depositary fees, charges and payments

As of October 2017, Ericsson implemented an annual service fee of $0.02 per ADS, for the operation and maintenance costs in administering the ADS program.The Depositary, Deutsche Bank Trust Company America (“Deutsche Bank”), established October 10, 2017 as the record date.

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

Fees payable by the Depositary to the Issuer

Deutsche Bank has agreed to pay Ericsson a yearly fixed amount for revenues collected by Deutsche Bank as a result of charging issuance and cancellations fees and dividend or administrative fees from our ADS holders. In 2017, such amount received by Ericsson totalled approximately USD 8.25 million.

Deutsche Bank has further agreed to waive the costs associated with the administration of the ADS Program and reporting services. In 2017, the total amount of such expenses was approximately USD 84,600.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

The information set forth under the section “Corporate Governance - Corporate Governance report 2017 – Internal control over financial reporting 2017 – Disclosure controls and procedures” of the 2017 Swedish Annual Report is incorporated herein by reference.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

The information set forth under the section “Financials – Management’s report on internal control over financial reporting” of the 2017 Swedish Annual Report is incorporated herein by reference.

C.	Attestation Report of the Registered Public Accounting Firm

The information set forth under the section “Financials – Report of independent registered public accounting firm” of the 2017 Swedish Annual Report is incorporated herein by reference.

D.	Changes in Internal Control Over Financial Reporting

The information set forth under the following headings of the 2017 Swedish Annual Report is incorporated herein by reference:

•	Corporate Governance

•	Corporate Governance report 2017

•	Internal control over financial reporting 2017 – Internal control over financial reporting

•	Financials

•	Management’s report on internal control over financial reporting

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the section “Corporate Governance – Corporate Governance report 2017 – Committees of the Board of Directors – Audit Committee – Members of the Audit Committee” of the 2017 Swedish Annual Report is incorporated herein by reference.

ITEM 16B.	CODE OF ETHICS

The information set forth under the following headings of the 2017 Swedish Annual Report is incorporated herein by reference:

•	The business

•	Sustainability and corporate responsibility

•	Financials - Board of Directors’ report

•	Corporate Governance – Business integrity

•	Corporate Governance

•	Corporate governance report 2017

•	Regulation and Compliance – Code of business ethics

•	Sustainability

•	Sustainability and corporate responsibility

Sustainability and corporate responsibility are integrated into Ericsson’s business processes and the Company’s commitment to the triple bottom line of responsible environmental performance and social and economic development is made clear to its stakeholders.

Ericsson’s ambition is to be a responsible and relevant driver of positive change in society. Ericsson is committed to creating business value while reducing risk related to environmental, social, employee, human rights, corruption and bribery matters. Ericsson’s sustainability and corporate responsibility performance is regularly measured, assessed and assured. Group policies and directives have been implemented to ensure consistency across global operations.

Ericsson’s principal risks relating to sustain- ability and corporate responsibility are identified in Ericsson’s risk management framework.

The Board of Directors is briefed on sustainability and corporate responsibility issues regularly, or as needed on an ad hoc basis.

In 2017, the Chief Sustainability & Public Affairs Officer was a member of Ericsson’s Executive Team and reported to the President and CEO, and was responsible for handling the day-to-day management of Ericsson’s sustainability and corporate responsibility agenda.

•	Governance and policies

Responsible business practices are embedded in Ericsson’s operations to prevent, mitigate and adapt to risks. The Ericsson Group Management System (EGMS) includes policies, processes and directives encompassing responsible sourcing, occupational health and safety, environmental management, anti-corruption and human rights, for example. External assurance providers audit the EGMS.

Some of the Group Policies and Directives that are of particular relevance from a sustain- ability and corporate responsibility perspective are the Code of Business Ethics, the Code of Conduct, the Sustainability Policy, the Occu-pational Health and Safety Policy, the Electromagnetic Fields and Health Policy, the Sales Compliance Policy and the

Anti-corruption Group Directive, which reflect how Ericsson shall work to secure responsible business practices. These policies and practices are reinforced by employee awareness training and monitoring. Compliance to Group Policies are mandatory for all employees and operations unless a deviation is approved by the CEO.

The Code of Business Ethics

The Code of Business Ethics sets the tone for how Ericsson conducts business globally, and is a guiding framework to support everyone performing work for Ericsson. The Code of Business Ethics is periodically reviewed and acknowledged by employees and has been translated into more than 30 languages to ensure that it is accessible to all employees and stakeholders. During 2017, 99% of active employees acknowledged that they have read and understood the Code of Business Ethics.

Employees are encouraged to report any conduct that they believe, in good faith, to be a violation of laws or the Code of Business Ethics. Ericsson provides employees and external stakeholders with a dedicated communication channel, called the Ericsson Compliance Line, for the reporting of serious compliance concerns involving group or local management and which relates to;

a) corruption or fraud

b) questionable accounting or auditing matters

c) other matters that might seriously affect the vital interest of Ericsson or personal health and safety.

The process around reporting of violations has been strengthened and further developed to include both centrally and locally reported allegations of violations in 2017. For this reason there is a significantly higher number of reports in 2017 in comparison with 2016.

During 2017 the Company received 412 cases reported through Ericsson’s whistle- blower tool, the Ericsson Compliance Line. This tool is available via phone or secure website, 24/7, 365 days a year, and is available in 188 countries and in over 75 languages.

Reported violations are handled by Ericsson’s Group Compliance Forum, which consists of representatives from Ericsson’s internal audit function, Group Function Legal Affairs, Group Security, and Group Function Human Resources. The Forum briefs the Audit Committee about all reported violations, providing them with the incident category, a description of the alleged violation, and information about the decision and outcome.

The Code of Conduct

Ericsson’s Code of Conduct applies to employees and suppliers and is based on the UN Global Compact ten principles on human rights, labor conditions, environmental management and anti-corruption. Ericsson is also committed to implementing the UN Guiding Principles on Business and Human Rights across its business operations.

Suppliers must comply with Ericsson’s Code of Conduct requirements. The Company uses a risk-based approach to assess compliance with the Code of Conduct requirements as part of supplier agreements. The Company has a strong focus on risk mitigation, targeting high-risk portfolio areas and high-risk markets. For prioritized areas such as road and vehicle safety, working at heights, working hours and labor rights, Ericsson performs regular audits and works with suppliers to ensure measurable and continuous improvements, and has also introduced consequence management. Findings are followed up to ensure that improvements are made.

Since 2017, the Ethics and Compliance Board – comprised of several members of the Executive Team and chaired by the CEO – has been responsible to oversee the overall governance of compliance within the Group.

•	Sustainability risk management

Sustainability risks are defined according to short-term and long-term perspectives. They are related to long-term objectives as per the strategic direction as well as short-term objectives for the coming year. According to Ericsson’s risk framework, sustainability risks are categorized into industry and market risks, commercial risks, operational risks and compliance risks. The Company follow its risk management principles, which apply across all business activities, to manage sustainability risks.

Materiality assessment is a central component of the Company’s sustainability and corporate responsibility strategy, target setting, risks and opportunities management, and reporting process related to its impact on society and environment. Ericsson considers a wide range of economic, environmental and social impacts significant to the business, or which substantively influence the views and decisions of our key stakeholders. Since 2012, the Company has used a materiality assessment to review significant issues on an annual basis, taking into account emerging trends, stakeholder feedback and other input. Adjustments are made as needed to incorporate critical issues as they arise.

The Group Function Sustainability and Public Affairs coordinates management of certain sustainability risks, such as occupational health and safety, human rights, and environmental related risks. Risks related to corruption are coordinated by Group Function Legal Affairs, and diversity issues are coordinated by Group Function Human Resources.

For information on risks that could impact the fulfillment of targets and form the basis for mitigating activities, see the Swedish Annual Report 2017, Note C20 “Financial risk management and financial instruments” and the Risk Factors section in the Board of Directors’ report in the Swedish Annual Report 2017.

•	Anti-corruption

Corruption carries serious legal and reputational risks; impedes business growth; dam-ages relations with staff, customers, share- holders, suppliers and society as a whole; and is a considerable obstacle to economic and social development in countries around the world. With customers in 180 countries, many of which are considered to be exposed to a high risk of corruption, prevention and accountability are paramount for Ericsson.

Ericsson has a zero-tolerance approach to corruption expressed in the Company’s Code of Business Ethics. The Company has embedded this guiding principle at its highest levels and implemented it throughout its global organization with a set of policies and processes. This includes an anti-corruption directive with more detailed guidelines, for example about appropriate levels of gifts and entertainment.

The Company’s anti-corruption program, focusing on prevention and accountability, is headed by a Chief Compliance Officer, who since October 2017 reports directly to the Audit Committee of the Board of Directors. The Audit Committee also reviews and evaluates the program at least annually. Further, since 2016, an Ethics and Compliance Board, comprised of several members of the Executive Team and chaired by the CEO, has been responsible for the overall governance of compliance within the Group.

During 2016–2017 we invited external experts to evaluate the robustness of our anti-corruption program. Following the review, we adjusted the anti-corruption program to closer align with the US Foreign Corrupt Practices Act (FCPA). In 2017, the program was strengthened with adding resources on group level and appointing Regional Compliance Officers in all Market Areas. Moreover, one of the elements of the Group targets for sustainability and corporate responsibility is anti-corruption.

In 2017 the Company continued to roll out an automated anti-corruption screening tool for supplier and third party due diligence, which was launched in 2016. By the end of 2017, close to 93% of active employees had completed the Company’s anti-corruption e-learning course since the training was launched in 2013. A customized online anti- corruption training is also available for Ericsson’s suppliers on the Company website.

In 2017, Ericsson introduced a vetting process that focuses on ethics and compliance. So far we have used it for appointments to the Executive Team and for approximately 110 employees in exposed positions. All members of the current Executive Team have been vetted, and all future recruitments to these positions will also go through mandatory vetting. Business Partner Review Boards have been established in all Market Areas to over-see mitigation of the corruption risks in relation to onboarding of new business partners.

Ericsson is currently voluntarily cooperating with inquiries from the United States Securities and Exchange Commission and the United States Department of Justice regarding its compliance with the U.S. Foreign Corrupt Practices Act. As of today, these inquiries concern a period from January 1, 2007 and onwards, and the Company will make additional disclosures regarding these inquiries to the extent required.

Our Code of Business Ethics is included on our web site at www.ericsson.com/code-of-business-ethics. We intend to disclose any waivers to or amendments of our Code of Business Ethics for the benefit of our executive officers on our website to the extent public disclosure is required under applicable rules.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the Section “Financials – Notes to the consolidated financial statements – Note C30 – Fees to auditors” of the 2017 Swedish Annual Report is incorporated herein by reference.

Audit committee pre-approval policies and procedures

The Audit Committee reviews and approves the scope of audits to be performed by external and internal auditors and analyzes their results and costs. The Committee keeps the Board of Directors informed about the external and internal auditors’ performance. It also makes recommendations to the Nomination Committee regarding the external auditor’s election and fees. In order to ensure the external auditor’s independence, the Audit Committee has established pre-approval policies and procedures for audit and non-audit services to be performed by the external auditor. Pre-approval authority may not be delegated to management. The policies and procedures include a list of prohibited services and audit and non-audit services that require pre-approval by the Committee. Such services fall into two broad categories:

•	General pre-approval – certain services regarding taxes, transactions, risk management, business improvement, attestation and accounting services and the so called general services (other than prohibited services) have received general pre-approval by the Audit Committee, provided that the estimated fee for each project does not exceed SEK 1 million. The external auditor must advise the Audit Committee with a quarterly summary of ongoing projects related to non-audit services and an annual report of fees and expenses for all audit and non-audit services.

•	Specific pre-approval – all other non-audit services and services subject to general pre-approval exceeding SEK 1 million must receive specific pre-approval. The external auditor submits an application in writing to the Parent Company for final approval by the Audit Committee, including a statement as to whether, in the view of the external auditor, the contemplated services are consistent with applicable rules on their independence. The Audit Committee Chairman has the delegated authority for specific pre-approval in between Committee meetings, provided that the estimated fee in each case does not exceed SEK 2.5 million. The Chairman reports any pre-approval to the Audit Committee at its next meeting.

All services provided by the independent auditors were pre-approved in 2017.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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

These differences include the following:

•	Employee representatives are appointed to Ericsson’s Board of Directors and serve on Committees (including the Audit and the Remuneration Committees) in accordance with Swedish law.

•	Employee representatives on the Ericsson Board and Committees may attend all meetings of the Board and committees on which they serve (including those of the Audit and the Remuneration Committees) in accordance with Swedish law.

•	In accordance with Swedish market practices, the Nomination Committee is not fully comprised of Board members. In addition to the Chairman of the Board, representatives of the five largest shareholders are appointed as members of the current Nomination Committee of Ericsson.

•	The determination regarding independence of Board members is made by the Nomination Committee prior to the Annual General Meeting (“AGM”) instead of the Board. Before the AGM 2017, the Nomination Committee determined that the following Board members were independent under all applicable independence requirements, including the NASDAQ New York rules: Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Eric A. Elzvik, Leif Johansson, Kristin Skogen Lund, Kristin S. Rinne, and Sukhinder Singh Cassidy. When appointing members to the Committees of the Board, the Board of Directors makes determinations regarding Committee member independence.

•	The Board of Directors holds non-executive Directors sessions but does not have regularly scheduled meetings with only independent directors present.

•	Under applicable Swedish rules, Ericsson is not required to publicly disclose the material terms of all agreements and arrangements between any of our directors or nominees for directors and any person or entity (other than us) relating to compensation or other payment in connection with such person’s candidacy or service as a director of our company.

•	The external auditor is elected by the shareholders and is proposed by the Nomination Committee upon recommendation from the Audit Committee.

•	NASDAQ New York rules applicable to US companies require the consideration of six factors relating to the independence of compensation consultants, legal counsel or other advisers retained by compensation or remuneration committees. Consistent with Swedish practices, the Remuneration Committee’s procedures addressing independence of advisers do not expressly require the consideration of those six factors.

•	Ericsson does not solicit proxies for shareholder meetings, which is in accordance with Swedish practices and rules.

•	There are no minimum quorum requirements for shareholder meetings under Swedish law, except under certain limited circumstances. Certain resolutions requiring special quorums and majorities are described under Memorandum and Articles of Association.

•	Some of the requirements addressed by NASDAQ New York rules are included in the Swedish Corporate Governance Code or the work procedure for the Board of Directors instead of Committee charters. The work procedure establishes the attribution of various responsibilities among the Board, its Committees and the President and CEO. The work procedure for the Board is reviewed, evaluated and amended as required or appropriate, and adopted by the Board at least once a year.

See “Item 8.B. Financial Information – Significant Changes” herein.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See our consolidated financial statements and accompanying notes of the 2017 Swedish Annual Report.

•	Consolidated income statement and Consolidated statement of comprehensive income

•	Consolidated balance sheet

•	Consolidated statement of cash flows

•	Consolidated statement of changes in equity

•	Notes to the consolidated financial statements

•	Report of independent registered public accounting firm

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

The exhibit index attached hereto is incorporate herein by reference.

EXHIBIT INDEX

The agreements and other documents filed as exhibits to this 2017 Form 20-F are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by the registrant in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Exhibit Number	Description

1	Articles of Association of Telefonaktiebolaget LM Ericsson (amended April 2016) (incorporated herein by reference to Exhibit 1 to the Annual Report on Form 20-F for the year ended December 31, 2016 filed by the registrant on April 26, 2017 (File No 000-12033)

2.1	Second Amended and Restated Deposit Agreement Among Telefonaktiebolaget LM Ericsson (publ) and Deutsche Bank Trust Company Americas, as depositary, and holders of American Depositary Receipts, dated as of January 7, 2014 (incorporated herein by reference to Exhibit 2 to the Annual Report on Form 20-F for the year ended December 31, 2014 filed by the registrant on March 31, 2015 (File No. 000-12033)

2.2	Amendment No. 1, dated as of October 24, 2016, to the Second Amended and Restated Deposit Agreement Among Telefonaktiebolaget LM Ericsson (publ) and Deutsche Bank Trust Company Americas, as depositary, and holders of American Depositary Receipts, dated as of January 7, 2014 (incorporated herein by reference to Exhibit 2.2 to the Annual Report on Form 20-F for the year ended December 31, 2016 filed by the registrant on April 26, 2017 (File No. 000-12033)

6	See “Financials – Notes to the consolidated financial statements – Note C1 - Significant accounting policies” of the 2017 Swedish Annual Report

7	For definitions of certain ratios used in this report, see the section of the 2017 Swedish Annual Report entitled “Financial Terminology”

8	See Item 4.C. Organizational Structure

11	Code of Ethics (amended March 2017)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Swedish Annual Report for 2017 in English (adjusted version)

15.2	Consent of PriceWaterhouseCoopers AB

101 ***	XBRL Instance Document and related items

*	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.
**	Certain of the information included in Exhibit 15.1is incorporated by reference into this 2017 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended. With the exception of the items so specified, the 2017 Swedish Annual Report is not deemed to be filed as part of this 2017 Form 20-F.
***	As permitted by Rule 405(a)(2)(ii) of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof. In accordance with Rule 406T(b)(2) of Regulation S-T, such XBRL information will be furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, will be deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise will not be subject to liability under those sections.”

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

By:	/s/ JONAS STRINGBERG
Name:	Jonas Stringberg
Title:	Vice President, Group Controller

By:	/s/ NINA MACPHERSON
Name:	Nina Macpherson
Title:	Senior Vice President, Chief Legal Officer

Date March 27, 2018

1