Form 20-F/A
period 2017-12-31
ERICSSON LM TELEPHONE CO
filed 2018-04-20
CIK 717826

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company . See the definitions of “large accelerated filer” and “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

LM ERICSSON TELEPHONE COMPANY is filing this Amendment No. 1 (the “Form 20-F/A”) to its annual report on Form 20-F (the “Form 20-F”) for the fiscal year ended December 31, 2017, to:

•

Submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to the audited consolidated financial statements of LM ERICSSON TELEPHONE COMPANY (as defined in the Form 20-F) for that fiscal year as an exhibit to the Form 20-F pursuant to paragraph 101 under “Instructions as to Exhibits” of Form 20-F in accordance with Rule 405 of Regulation S-T.

•	Correct typographical errors in Item 3.A “Key Information—Selected Financial Data.”

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was originally filed. The Form 20-F, as amended by this Form 20-F/A, continues to speak as of the initial filing date of the Form 20-F.

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

The summary financial data should be read in conjunction with our consolidated financial statements and the notes thereto contained in this 2017 Form 20-F, as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects” and the information set forth under the following headings of the 2017 Swedish Annual Report, which are incorporated herein by reference:

•	Other Information

•	Alternative Performance Measures

•	Financial Terminology and Exchange rates

	2017		Change	2016	2015	2014	2013
Net sales	201,303		–10%	222,608	246,920	227,983	227,376
Operating expenses	–70,563		17%	–60,501	–64,129	–63,408	–58,509
Operating income (loss)	–38,126		—	6,299	21,805	16,807	17,845
Net income (loss)	–35,063		—	1,895	13,673	11,143	12,174
Restructuring charges	8,501		12%	7,567	5,040	1,456	4,453
Cash flow from operating activities	9,601		–31%	14,010	20,597	18,702	17,389

Year-end position, SEK million
Total assets	260,544		–8%	283,347	284,363	293,558	269,190
Property, plant and equipment	12,857		–23%	16,734	15,901	13,341	11,433
Stockholders’ equity	99,540		–29%	139,817	146,525	144,306	140,204
Non-controlling interest	636		–6%	675	841	1,003	1,419

Per share indicators	636
Earnings (loss) per share, basic, SEK	–10.74		—	0.53	4.17	3.57	3.72
Earnings (loss) per share, diluted, SEK	–10.74		—	0.52	4.13	3.54	3.69
Dividends per share, SEK	1.00	1)	0%	1.00	3.70	3.40	3.00
Dividends per share, USD	0.13	2)	13%	0.11	0.39	0.41	0.46

Number of shares outstanding (in millions) end of period, basic	3,284		0%	3,269	3,256	3,242	3,231
average, basic	3,277		0%	3,263	3,249	3,237	3,226
average, diluted	3,317		0%	3,303	3,282	3,270	3,257

Other information, SEK million
Additions to property, plant and equipment	3,877		–37%	6,129	8,338	5,322	4,503
Depreciations and writedowns/impairments of property, plant and equipment	6,314		38%	4,569	4,689	4,316	4,209
Acquisitions/capitalization of intangible assets	1,759		—	5,260	5,228	6,184	4,759
Amortization and write-downs/impairments of intangible assets	21,578		—	4,550	5,538	5,629	5,928
Research and development expenses	37,887		20%	31,635	34,844	36,308	32,236
as percentage of net sales	18.8%		—	14.2%	14.1%	15.9%	14.2%
Inventory turnover days	64		–7%	69	64	64	62

Alternative Performance Measures (APMs)
Gross margin	22.1%	—	29.8%	34.8%	36.2%	33.6%
Operating margin	–18.9%	—	2.8%	8.8%	7.4%	7.8%
EBITA margin	–10.7%	—	4.0%	10.5%	9.3%	9.8%
Cash conversion	–58%	—	175%	85%	84%	79%
Free cash flow	5,109	—	254	7,515	4,593	8,337
Capital employed, SEK million	158,230	–17%	190,901	195,150	189,839	180,903
Return on equity	–29.4%	—	1.2%	9.3%	8.1%	8.7%
Return on capital employed	–22.0%	—	3.2%	11.6%	9.8%	10.7%
Equity ratio	38.4%	—	49.6%	51.8%	49.5%	52.6%
Capital turnover	1.2	0%	1.2	1.3	1.2	1.3
Working capital, SEK million	59,779	–33%	89,039	104,811	103,246	106,940
Gross cash, SEK million	67,702	17%	57,877	66,270	72,159	77,089
Net cash, SEK million	34,657	11%	31,191	41,150	48,014	47,634

Statistical data, year-end
Number of employees	100,735	–10%	111,464	116,281	118,055	114,340
of which in Sweden	13,864	–9%	15,303	17,041	17,580	17,858
Export sales from Sweden, SEK million	86,812	–19%	107,036	117,486	113,734	108,944

1)	For 2017, as proposed by the Board of Directors.
2)	For 2017, as proposed by the Board of Directors. Approximate USD Dividend Rate.

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

Noon buying rates are not used in the preparation of our financial statements. The exchange rates used in the preparation of our consolidated financial statements are presented below:

	2017	2016
SEK/EUR
Average rate1)	9.64	9.44
Closing rate	9.83	9.56
SEK/USD
Average rate	8.53	8.56
Closing rate	8.20	9.06

1)	Average rate is included for disclosure purposes only. Period income and expenses for each income statement are translated at period average exchange rates.

PART III

ITEM 19	EXHIBITS

Exhibit Number	Description

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	In accordance with Rule 406T(b)(2) of Regulation S-T, such XBRL information will be furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, will be deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise will not be subject to liability under those sections.”

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on Form 20-F on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

By:	/s/ JONAS STRINGBERG
Name:	Jonas Stringberg
Title:	Vice President, Group Controller

By:	/s/ XAVIER DEDULLEN
Name:	Xavier Dedullen
Title:	Senior Vice President, Chief Legal Officer

Date: April 20, 2018

4