Form 20-F
period 2018-12-31
ERICSSON LM TELEPHONE CO
filed 2019-03-29
CIK 717826

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2018

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

Jonas Stringberg, Vice President, Head of Financial Control and Business Services

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files)    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company . See the definitions of “large accelerated filer” and “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

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

This document is our Annual Report on Form 20-F for the year ended December 31, 2018 (the “2018 Form 20-F”). Reference is made to the English version of our Swedish Annual Report for 2018, with certain adjustments made to comply with U.S. requirements, which is attached hereto as Exhibit 15.1 (the “2018 Swedish Annual Report”). Only (i) the information included in this 2018 Form 20-F, (ii) the information in the 2018 Swedish Annual Report that is incorporated by reference in this 2018 Form 20-F, and (iii) the exhibits to the 2018 Form 20-F that are required to be filed pursuant to the Form 20-F shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statement on Form F-3 filed on March 27, 2018 (File No. 333-223954) and any other document filed by us pursuant to the Securities Act of 1933, as amended, which incorporates by reference the 2018 Form 20-F. Any information in the 2018 Swedish Annual Report that is not referenced in the 2018 Form 20-F or filed as an exhibit thereto shall not be deemed to be so incorporated by reference. Certain industry, technical and financial terms used in this 2018 Form 20-F are defined in the subsections entitled “Glossary” and “Financial Terminology” of the 2018 Swedish Annual Report, which are incorporated herein by reference.

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

The information included on www.ericsson.com and other websites that appear in this 2018 Form 20-F is not incorporated by reference herein. From time to time, we may use our website as a channel of distribution of material company information. Financial and other material information regarding our company is routinely posted on and accessible at www.ericsson.com.

Forward-Looking Statements

This 2018 Form 20-F includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

We present below certain selected financial data derived from our consolidated financial statements as of and for the years ended December 31, 2018, 2017, 2016, 2015, and 2014 , included herein, prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS differs in certain significant respects from the accounting principles generally accepted in the United States, or “U.S. GAAP.”

The summary financial data should be read in conjunction with our consolidated financial statements and the notes thereto contained in this 2018 Form 20-F, as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects” and the information set forth under the following headings of the 2018 Swedish Annual Report, which are incorporated herein by reference:

•	Other Information

•	Alternative Performance Measures

•	Financial Terminology

	2018	Change	2017	2016	2015	2014
Income statement and cash flow items, SEK million
Net sales 1)	210,838	3%	205,378	220,316	246,920	227,983
Operating expenses 1)	–66,848	–5%	–70,563	–60,501	–64,129	–63,408
Operating income (loss) 1)	1,242	—	–34,743	5,187	21,805	16,807
Net income (loss) 1)	–6,276	—	–32,433	1,012	13,673	11,143

Restructuring charges	8,015	–6%	8,501	7,567	5,040	1,456
Cash flow from operating activities	9,342	–3%	9,601	14,010	20,597	18,702
Year-end position, SEK million
Total assets 1)	268,761	3%	259,882	284,150	284,363	293,558
Property, plant and equipment	12,849	0%	12,857	16,734	15,901	13,341
Stockholders’ equity 1)	86,978	–10%	96,935	134,582	146,525	144,306
Non-controlling interest	792	25%	636	675	841	1,003
Per share indicators
Earnings (loss) per share, basic, SEK 1)	–1.98	—	–9.94	0.26	4.17	3.57
Earnings (loss) per share, diluted, SEK 1)	–1.98	—	–9.94	0.25	4.13	3.54
Dividends per share, SEK 2)	1	0%	1	1	3.7	3.4
Dividends per share, USD 3)	0.11	-8.5%	0.12	0.11	0.39	0.41
Number of shares outstanding (in millions)
end of period, basic	3,297	0%	3,284	3,269	3,256	3,242
average, basic	3,291	0%	3,277	3,263	3,249	3,237
average, diluted	3,318	0%	3,317	3,303	3,282	3,270
Other information, SEK million
Additions to property, plant and equipment	3,975	3%	3,877	6,129	8,338	5,322
Depreciations and write-downs/impairments of property, plant and equipment	3,843	–39%	6,314	4,569	4,689	4,316
Acquisitions/capitalization of intangible assets	2,315	32%	1,759	5,260	5,228	6,184
Amortization and write-downs/impairments of intangible assets	4,475	–79%	21,578	4,550	5,538	5,629
Research and development expenses 1)	38,909	3%	37,887	31,631	34,844	36,308
as percentage of net sales	18.50%	—	18.40%	14.40%	14.10%	15.90%
Inventory turnover days	70	6%	66	71	64	64
Alternative Performance Measures (APMs)
Gross margin 1)	32.30%	—	23.30%	29.60%	34.80%	36.20%
Operating margin 1)	0.60%	—	–16.9%	2.40%	8.80%	7.40%
EBITA margin	1.40%	—	–8.8%	3.60%	10.50%	9.30%
Cash conversion 1)	601%	—	–73%	204%	85%	84%
Free cash flow	2,968	–42%	5,109	254	7,515	4,593
Free cash flow excluding M&A	4,253	–12%	4,833	876	9,715	8,987
Capital employed, SEK million 1)	149,615	–4%	155,625	185,666	195,150	189,839
Return on equity 1)	–7.1%	—	–28.1%	0.60%	9.30%	8.10%
Return on capital employed 1)	0.60%	—	–20.6%	2.70%	11.60%	9.80%
Equity ratio 1)	32.70%	—	37.50%	47.60%	51.80%	49.50%
Capital turnover 1)	1.4	17%	1.2	1.2	1.3	1.2
Working capital, SEK million 1)	52,508	–7%	56,439	82,327	104,811	103,246
Gross cash, SEK million	68,996	2%	67,702	57,877	66,270	72,159

Net cash, SEK million	35,871	4%	34,657	31,191	41,150	48,014
Statistical data, year-end
Number of employees	95,359	–5%	100,735	111,464	116,281	118,055
of which in Sweden	12,502	–10%	13,864	15,303	17,041	17,580
Export sales from Sweden, SEK million 1)	109,969	26%	87,463	105,552	117,486	113,734

1)

2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.” Years 2014–2015 have not been restated. Year 2018 has been impacted by the implementation of IFRS 9 “Financial instruments”.

2)	For 2018, as approved by the Annual General Meeting.
3)	For 2018, as approved by the Annual General Meeting.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The information set forth under the heading “Financials–Risk Factors” of the 2018 Swedish Annual Report is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The information set forth under the following headings of the 2018 Swedish Annual Report is incorporated herein by reference:

•	The Business

•	Ericsson in Brief

•	Financials

•	Board of Directors’ Report

•	Business in 2018

•	Financial Highlights - Capital expenditures

For capital exenditures we usually use available cash from operations.

•	Notes to the Consolidated financial statements

•	Note E2 – Business combinations

•	Note H6 – Events after the reporting period

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

Subsidiaries and associated companies: For a list of our significant subsidiaries, please see “Item 4C. Investments”. In addition to our joint venture ST-Ericsson (up until August 2, 2013), we are engaged in a number of minor joint ventures and cooperative arrangements. For more information regarding risks associated with joint ventures, strategic alliances and third-party agreements, please see “Item 3D. Financials–Risk Factors—Market, Technology and Business Risks”.

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

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC: http://www.sec.gov.

B. Business Overview

The information set forth under the following headings of the 2018 Swedish Annual Report is incorporated herein by reference:

•	The business

•	Ericsson in brief

•	This is Ericsson

•	Business Model

•	Strategy and financial targets

•	Segments

•	Supply chain

•	Financials

•	Board of Directors’ report

•	Financial highlights – Research and development, patents and licensing

•	Financial highlights – Seasonality

•	Business results – Segments

•	Business results – Market Areas

•	Sourcing and supply

•	Sustainability and corporate responsibility

•	Notes to the consolidated financial statements

•	Note B1 – Segment information

•	Risk factors

•	Market, technology and business risks

•	Regulatory, compliance and corporate governance risks

•	Corporate Governance

•	Corporate Governance report 2018

•	Regulation and compliance

•	Sustainability

•	Sustainability Management

•	Significant topics and risk management

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)

Ericsson has conducted business in Iran/Persia since the late nineteenth century, opened an office in Iran in 1973 and later established a local subsidiary in the country. Ericsson strongly believes in enabling communication for all and believes that access to communications can enable the right to health, education and freedom of expression. Ericsson’s business activities in Iran principally involve the sale of communications infrastructure related products and services, including support, installation and maintenance services. Ericsson’s exports from the European Union (the “EU”) to Iran are performed under export licenses from the Swedish Agency for Non-Proliferation and Export Controls and in compliance with applicable economic sanctions and export controls.

Due to its operations in Iran, and having staff permanently in the country, Ericsson has contacts with its local customers and retains certain local suppliers, including banks, and service providers. In addition, Ericsson has other dealings incidental to its local activities, such as making payments for taxes, salaries, rents, utilities and office and similar supplies as well for local accommodation and transportation and customs related services. As a result, Ericsson has contact with companies and public functions that may be owned or controlled by the government of Iran. While Ericsson seeks to obtain information regarding the actual business names and ownership of customers and other counterparties in Iran through its policies and procedures designed to ensure that Ericsson “knows its customers”, it is challenging to determine ownership and control with certainty, particularly with respect to determining whether an entity engaged in commercial activities is owned or controlled by the government.

During 2018, Ericsson sold communications infrastructure related products and services in Iran to the following telecommunications companies operating in the country: Farabord Dadehavare Iranian (“Farabord”) (relating to purchase orders received before May 2018), Mobile Communication Company of Iran (“MCCI”), and MTN Irancell. During 2018, Ericsson’s gross revenue (reported as net sales) related to sales to Farabord, MCCI and MTNIrancell in Iran was approximately SEK 990 million.

Ericsson does not normally allocate net profit (reported as net income) on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its operating income (income before taxes and financial net) from such sales was negative, after internal cost allocation approximately SEK -820 million during 2018. Ericsson always strives to honor its engagements with existing customers in compliance with applicable export controls, sanctions and other laws, rules and regulations, but it is clear that the U.S. withdrawal from the Joint Comprehensive Plan of Action (the “JCPOA”) has impacted the overall possibility of doing business in Iran. Ericsson has carefully evaluated the implications of the re-introduced sanctions (caused by the withdrawal by the US from the JCPOA) and continues to monitor developments in this area as it relates to the ability to continue delivering products and services to customers. Since the US withdrawal from the JCPOA, Ericsson is winding down its business and organization significantly but still continues to provide the two main mobile carriers, MCCI and MTN Irancell with support critical for the network to function and to fulfill engagements with these carriers entered into before May 8, 2018. As Ericsson fulfil contractual obligations with regard to contracts entered into before the US withdrawal from the JCPOA, Ericsson may, during a wind down period need to interact with other counterparties. Ericsson continues to explore, including with EU and US authorities, whether and how the disruptive impact on the ability to maintain and support the operations of existing networks of MCCI and MTN Irancell can be minimized and by doing so, endeavor to avoid undue impacts on the access of the people of Iran to humanitarian items/basic services such as telecommunications.

In some instances, Ericsson has had to arrange performance bonds or similar financial guarantees to secure Ericsson’s performance of obligations under the commercial agreements Ericsson has entered into relating to the business in Iran. In such instances, Ericsson usually engages its banks outside Iran, who in turn engage local banks in the country. These local banks include Tejarat Bank, Melli Bank, Parsian Bank and Saderat Bank. Although some bonds and guarantees are still in place, no new performance bonds or similar guarantees involving these four banks with respect to Ericsson’s business activities in Iran were issued during 2018. During the first quarter of 2018, payment was made by Ericsson, via one of Ericsson’s banks outside Iran, to Bank Mellat, under a previously issued performance bond.

During 2018, existing bank guarantees issued by Bank Mellat, Maskan Bank, Parsian Bank, Post Bank of Iran and Tejarat Bank (local banks in Iran) to cover Ericsson’s obligations under customer contracts or tender rules were extended in time. Further, some payments made to Ericsson’s local subsidiary and payments required to be made by the local subsidiary to suppliers involve banks that may be controlled by the government of Iran. Ericsson also received payments from customers in Iran to Ericsson’s accounts outside Iran.

C. Organizational Structure

The following list shows certain shareholdings owned directly and indirectly by our parent company as of December 31, 2018. A complete list of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Companies Registration Office (Bolagsverket), may be obtained upon request to: Telefonaktiebolaget LM Ericsson, External Reporting, SE-164 83 Stockholm, Sweden.

Shares owned directly by the Parent Company

Company	Reg. No.	Domicile	Percentage of ownership		Par value in local currency, million	Carrying value, SEK million
Subsidiary companies
Ericsson AB	556056-6258	Sweden	100		50	20,731
Ericsson Shared Services AB	556251-3266	Sweden	100		361	2,216
Netwise AB	556404-4286	Sweden	100		2	306
Datacenter i Rosersberg AB	556895-3748	Sweden	100		—	88
Datacenter i Mjärdevi Aktiebolag	556366-2302	Sweden	100		10	69
AB Aulis	556030-9899	Sweden	100		14	6
Ericsson Credit AB	556326-0552	Sweden	100		5	5
Other (Sweden)			—		—	1,494
Ericsson Austria GmbH		Austria	100		4	94
Ericsson Danmark A/S		Denmark	100		90	216
Oy LM Ericsson Ab		Finland	100		13	196
Ericsson Participations France SAS		France	100		26	524
Ericsson Germany GmbH		Germany	100		—	4,232
Ericsson Hungary Ltd.		Hungary	100		1,301	120
L M Ericsson Limited		Ireland	100		4	34
Ericsson Telecomunicazioni S.p.A.		Italy	100		44	3,857
Ericsson Holding International B.V.		The Netherlands	100		222	3,200
Ericsson A/S		Norway	100		75	114
Ericsson Television AS		Norway	100		161	270
Ericsson Corporatia AO		Russia	100		5	5
Ericsson España S.A.		Spain	100		43	14
Ericsson AG		Switzerland	100		—	—
Ericsson Holdings Ltd.		United Kingdom	100		328	1,994
Other (Europe, excluding Sweden)			—		—	681
Ericsson Holding II Inc.		United States	100		2,897	25,907
Companía Ericsson S.A.C.I.		Argentina	95	1)	41	15
Ericsson Canada Inc.		Canada	100		8	51
Belair Networks		Canada	100		108	170
Ericsson Telecom S.A. de C.V.		Mexico	100		939	1,050
Other (United States, Latin America)			—		—	88

Company	Reg. No.	Domicile	Percentage of ownership		Par value in local currency, million	Carrying value, SEK million
Teleric Pty Ltd.		Australia	100		20	100
Ericsson Ltd.		China	100		2	2
Ericsson (China) Company Ltd.		China	100		65	475
Ericsson India Private Ltd.		India	67	3)	364	82
Ericsson India Global Services PVT. Ltd		India	100		291	51
Ericsson Media Solutions Ltd		Israel	100		9	51
Ericsson-LG CO Ltd.		Korea	75		285	2,279
Ericsson (Malaysia) Sdn. Bhd.		Malaysia	70		2	4
Ericsson Telecommunications Pte. Ltd.		Singapore	100		2	1
Ericsson South Africa PTY. Ltd		South Africa	70		—	135
Ericsson Taiwan Ltd.		Taiwan	90		270	36
Ericsson (Thailand) Ltd.		Thailand	49	2)	90	17
Other countries (the rest of the world)			—		—	221

Total						71,201

Joint ventures and associated companies
Concealfab Co		USA	29		7	64
ST-Ericsson SA		Switzerland	50		137	—
Rockstar Consortium Group		Canada	21		1	—
Ericsson Nikola Tesla d.d.		Croatia	49		65	330

Total						394

1)	Through subsidiary holdings, total holdings amount to 100% of Compania Ericsson S.A.C.I.
2)	Through subsidiary holdings, total holdings amount to 100% of Ericsson (Thailand) Ltd.
3)	Through subsidiary holdings, total holdings amount to 100% of Ericsson India Private Ltd.

Shares owned by subsidiary companies

Company	Reg. No.	Domicile	Percentage of ownership
Subsidiary companies
Ericsson Cables Holding AB	556044-9489	Sweden	100
Ericsson France SAS		France	100
Ericsson Telekommunikation GmbH 1)		Germany	100
Ericsson Telecommunicatie B.V.		The Netherlands	100
Ericsson Telekomunikasyon A.S.		Turkey	100
Ericsson Ltd.		United Kingdom	100
Creative Broadcast Services Holdings Ltd.		United Kingdom	100
Ericsson Inc.		United States	100
Ericsson Wifi Inc.		United States	100
Redback Networks Inc.		United States	100
Telcordia Technologies Inc.		United States	83
Ericsson Telecomunicações S.A.		Brazil	100
Ericsson Australia Pty. Ltd.		Australia	100
Ericsson (China) Communications Co. Ltd.		China	100
Nanjing Ericsson Panda Communication Co. Ltd.		China	51
Ericsson Japan K.K.		Japan	100
Ericsson Communication Solutions Pte Ltd.		Singapore	100

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

D. Property, Plant and Equipment

The information set forth under the following headings of the 2018 Swedish Annual Report is incorporated herein by reference:

•	The business

•	CEO comment

•	Sustainability and corporate responsibility

•	Segments

•	Networks

•	Sustainability focus

•	Digital Services

•	Sustainability focus

•	Managed Services

•	Sustainability focus

•	Emerging Business and Other

•	Sustainability focus

•	Financials

•	Board of Directors’ report

•	Financial highlights – Capital expenditures

•	Sustainability and corporate responsibility

•	Notes to the consolidated financial statements

•	Note C2 – Property, plant and equipment

•	Note C3 – Leasing

•	Risk factors

•	Regulatory, Compliance and Corporate Governance risks

•	Sustainability

•	Sustainability Management

•	Significant topics and risk management

Primary manufacturing and assembly facilities

We continuously adjust our production capacity to meet expected customer demand. During 2018, our overall capacity utilization was around 75%.

The table below summarizes where we have major sites and the total floor space at year-end. All facilities are leased. The majority of the floor space within our production facilities is used for assembly.

	2018		2017		2016		2015
	Sites	Thousands of sq meters *	Sites	Thousands of sq meters *	Sites	Thousands of sq meters *	Sites	Thousands of sq meters *
Sweden	1	5	1	5	4	21.3	4	21.3
China	1	13.9	1	10	2	13	2	13
Estonia	1	8	1	6	1	6	1	6
Brazil	1	4.3	1	4.5	1	4.5	1	4.5
Mexico	0	0	0	0	1	0.8	1	0.8
India	0	0	0	0	1	10.8	1	10.8

Total	4	31.2	4	25.5	10	56.4	10	56.4

*	Floor space in square meters does not include any warehouses or transportation areas.

ITEM 4A. Unresolved Staff Comments

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The information set forth under the following headings of the 2018 Swedish Annual Report is incorporated herein by reference:

•	The business

•	Ericsson in brief

•	This is Ericsson

•	Business Model

•	Strategy and financial targets

•	Segments

•	Other information

•	Five-year summary

•	Alternative Performance Measures

•	Financials

•	Board of Directors’ report

•	Business in 2018

•	Financial highlights

•	Business results – Segments

•	Business results – Market Areas

•	Risk management

•	Notes to the consolidated financial statements

•	Note A1 – Significant accounting policies

•	Note F1 – Financial risk management– Foreign exchange risk

•	Risk Factors

•	Market, technology and business risks

•	Regulatory, Compliance and Corporate Governance risks

Operating results for the years ended December 31, 2016 and 2017

Full-year highlights

Reported sales decreased by –7% to SEK 205.4 (220.3) billion with a decline in all segments. IPR licensing revenues amounted to SEK 8.3 (10.3) billion.

Operating income declined to SEK –34.7 (5.2) billion, mainly due to write-down of assets as well as provisions and customer project adjustments.

Cash flow from operating activities was SEK 9.6 (14.0) billion. Free cash flow amounted to SEK 5.1 (0.3) billion. Net cash at year-end was SEK 34.7 (31.2) billion.

The Board of Directors approved a dividend for 2017 of SEK 1.00 (1.00) per share at the AGM.

Business in 2017

In 2017, net sales decreased by –7% with a decline in all segments as described in more detail below. The sales decrease in Networks was mainly due to lower demand for radio access network equipment. The sales decrease in Digital services and Other was mainly due to lower sales of legacy products. The sales decline in Manages Services was mainly due to a renewed contract in North America in 2016 that was reduced in scope.

IPR licensing revenues were SEK 8.3 (10.3) billion.

In 2017 a focused business strategy was set and a new organizational structure was implemented. In addition, the company initiated a cost saving program with the target to reduce annual cost by SEK 10 billion by mid 2018. Together, this resulted in significant restructuring charges of SEK –8.5 (–7.6) billion.

Due to technology and portfolio shifts, the company has reduced the capitalization of development expenses for product platforms and software releases and the deferral of hardware costs. As a consequence, higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs had a negative impact on operating income of SEK –2.9 (3.8) billion.

Operating income was SEK –34.7 - (5.2) billion.

Ericsson delivered a full-year cash flow from operating activities of SEK 9.6 (14.0) billion. Free cash flow amounted to SEK 5.1 (0.3) billion. Net cash at year end was SEK 34.7 (31.2) billion.

Financial highlights

Net sales

Reported sales decreased by SEK –14.9 billion or –7%, with a SEK –7.8 billion or –6% decrease in Networks, SEK –4.0 billion or –9% decrease in Digital Services, SEK –2.3 billion or –8% in Managed Services and SEK –0.8 billion or –9% in segment Emerging Business and Other. The sales decrease in Networks was mainly due to lower demand for radio access network (RAN) equipment, which was estimated by an external source to decline by –8% for full-year 2017. The sales decrease in segments Digital Services and Emerging Business and Other was mainly due to lower sales of legacy products. The sales decline in Managed Services was mainly due to a renewed contract in North America in 2016 that was reduced in scope.

IPR licensing revenues amounted to SEK 8.3 (10.3) billion. The revenues in 2016 were positively impacted by two signed contracts which included certain one-time items. The baseline for the current IPR licensing contract portfolio is approximately SEK 7 billion on an annual basis.

The sales mix by commodity was: software 21% (22%), hardware 35% (33%) and services 44% (45%).

Gross margin

Gross margin declined to 23.3% (29.6%) due to provisions and customer projects adjustments, write-down of assets and lower IPR licensing revenues at SEK 8.3 (10.3) billion. In addition, restructuring charges included in the gross margin increased to SEK –5.2 (–3.5) billion.

Due to technology and portfolio shifts, the company has reduced the capitalization of development expenses for software releases and the deferral of hardware costs. As a consequence, higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs had a negative impact on gross income of SEK –2.6 (–0.5) billion.

Operating expenses

Operating expenses increased to SEK –70.6 (–60.5) billion, mainly as a result of provisions and customer project adjustments and write-down of assets. In addition, operating expenses increased due to higher amortized than capitalized development expenses with a negative effect on operating expenses of SEK –0.3 (4.3) billion. Operating expenses included restructuring charges of SEK –3.3 (–4.1) billion of which the sale of the global ICT center in Montreal generated a restructuring charge of SEK –1.3 billion.

Other operating income and expenses

Other operating income was SEK 1.2 (2.0) billion. In 2017, the power modules business was divested, which resulted in a gain of SEK 0.3 billion. Other operating expenses declined to SEK –13.3 (–1.6) billion negatively impacted by write-down of goodwill.As of 2017, the funding of foreign exchange forecast hedging is managed through foreign exchange loans (USD) instead of foreign exchange derivates. Therefore, revaluation and realization effects are included in financial expenses instead of other operating income and expenses. In 2016, the currency hedge contract effects impacted other operating income and expenses by SEK –0.9 billion.

Restructuring charges and cost savings

Restructuring charges amounted to SEK –8.5 (–7.6) billion. This was lower than the earlier estimate of SEK 9–10 billion. The restructuring charges mainly relate to cost savings. The target is to implement such savings with an annual run rate effect of at least SEK 10 billion by mid-2018. Approximately 30% of the cost savings are targeted at administrative expenses and 70% at cost of sales.

Total restructuring charges for 2018 are estimated to be SEK 5–7 billion.

Consequences of technology and portfolio shifts

Due to technology and portfolio shifts the company is reducing the capitalization of development expenses for product platforms and software releases and the deferral of hardware costs. As a consequence, higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs had a negative impact on operating income.

Impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs

SEK billion	2017	2016
Cost of sales	–2.6	–0.5
R&D expenses	–0.3	4.3
Total impact on operating income	–2.9	3.8

Operating income (loss)

Operating income (loss) decreased to SEK –34.7 (5.2) billion, mainly due to write-down of assets of SEK, provisions and customer project adjustments and lower sales.

In addition, higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs had a negative impact on operating income of SEK –2.9 (3.8) billion.

Operating margin was –16.9% (2.4%).

Financial net

The financial net improved to SEK –1.2 (–2.3) billion, mainly due to lower negative effects of foreign exchange revaluation. Lower interest rates partly offset the improvement. New borrowings have been signed on more favorable terms and risk reduction, in both currency exchange and interest rates, has been improved in 2017.

The currency hedge effects, which derive from the hedge loan balance in USD, impacted financial net by SEK 0.5 billion. The SEK has strengthened against the USD between December 31, 2016 (SEK/USD rate 9.06) and December 31, 2017 (SEK/USD rate 8.20).

Taxes

Taxes were SEK 3.5 (–1.9) billion following the negative net income. The effective tax rate was 10%, negatively impacted by non-deductible expenses (mainly goodwill impairment), by revaluation of deferred tax assets due to the change in U.S. corporate income tax rate, and by an allowance related to certain Swedish tax assets.

Net income (loss) and EPS

Net income (loss) decreased to SEK –32.4 (1.0) billion, for the same reasons as for the decrease in operating income. EPS diluted was SEK –9.94 (0.25) and EPS (non-IFRS) was SEK –3.24 (2.39).

Employees

The number of employees on December 31, 2017 was 100,735, a net reduction of more than 10,000 employees in 2017.

Business results – Segments

Networks

Networks represented 64% (64%) of net sales in 2017. The segment delivers products and services that are needed for mobile and fixed communication, several generations of radio networks and transmission networks.

Net sales

Sales as reported decreased by –6% YoY to SEK 132.3 (140.1) billion.. The decrease was mainly due to lower operator investments in mobile broadband, both products and services. In addition, the IPR licensing business declined to SEK 6.8 (8.4) billion.

Gross margin

Gross income decreased to SEK 43.4 (46.2) billion and gross margin decreased to 32.8% (33.2%). The gross margin decrease was mainly due to provisions and customer project adjustments made in the year. Higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs, together amounting to SEK –1.5 (0.2) billion, also had a negative impact on gross margin. This is a consequence of technology and portfolio shifts. Gross margin was positively impacted by higher hardware margins.

Operating income

Operating income decreased to SEK 10.5 (16.7) billion due to lower sales with lower IPR licensing revenues, provisions and customer project adjustments, write-down of assets made in the year as well as increased operating expenses. The higher operating expenses are partly due to the strategic decision to increase investments in Networks’ R&D. Higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs together amounted to SEK –1.5 (1.0) billion. Restructuring charges were SEK –4.8 (–3.4) billion. Operating margin decreased to 7.9% (11.9%).

Digital Services

Digital Services represented 19% (19%) of net sales in 2017. The segment is providing solutions for operators’ digital transformation journeys across the support systems BSS and OSS, Telecom Core, and IT Cloud domains through a combination of products, technology and expertise in networks, software, cloud, and business processes.

Net sales

Sales as reported decreased by –9% to SEK 38.8 (42.8) billion, due to lower sales of legacy products and related services, primarily in OSS, BSS and Packet Core. IPR and licensing revenues declined to SEK 1.5 (1.8) billion.

Gross margin

Gross income declined to SEK 4.7 (15.6) billion and gross margin decreased to 12.1% (35.0%). The gross margin decrease was mainly due to write-down of assets as well as provisions and customer project adjustments. In addition, there was a negative impact from higher costs in ongoing large transformation projects and from reduced sales of legacy products including related services.

Operating income (loss)

Operating income (loss) declined to –27.3 (–7.1) billion, mainly due to write-down of assets as well as provisions and customer project adjustments. In addition, operating income was negatively impacted by lower gross margin and lower sales.

The full-year negative impact of higher amortized than capitalized development expenses was SEK –1.3 (2.1) billion. This was partly offset by cost reductions, impacting both R&D and selling and administrative expenses. Restructuring charges were SEK –2.5 (–3.2) billion. Operating margin declined to –70.4% (–15.3%).

Managed Services

Managed Services represented 13% (13%) of net sales in 2017. The segment delivers managed services and network optimization to telecom operators. Through these offerings, customers entrust Ericsson to run the operations of their network/IT systems and optimize network performance.

Net sales

Sales as reported decreased by –8% to SEK 26.5 (28.8) billion, mainly a result of the earlier communicated rescoped Managed Services Networks contract in North America. In addition, sales were negatively impacted by completion of 23 contracts, out of the 42 identified to be exited, renegotiated or transformed. Sales in Managed Services IT showed good growth.

Gross margin

Gross income declined to SEK –1.6 (1.2) billion. Gross margin was –5.9% (4.0%), negatively affected by provisions and customer project adjustments as well as an asset write-down made in the year. In addition, gross margin was negatively impacted by lower sales and negative development in contracts identified to be exited, renegotiated or transformed.

Operating income (loss)

Operating income (loss) decreased to SEK –4.1 (–0.3) billion due to lower sales, reduced gross margin and increased operating expenses. Restructuring charges amounted to SEK –0.7 (–0.4 ) billion. Operating margin was –15.4% (–1.7%).

Emerging Business and Other

Segment Emerging Business and Other represented 4% (4%) of net sales in 2017. The segment consists of four businesses; Media solutions, Red Bee Media, Emerging business and iconectiv.

Net sales

Sales as reported decreased by –9% to SEK 7.9 (8.7) billion, due to lower sales in Media Solutions, where sales of legacy products and related services declined. Red Bee Media sales declined by –8% YoY, due to renegotiations and scope changes of contracts. The decline was partly offset by growth in Emerging-Business and iconectiv.

Gross margin

Gross income declined to SEK 1.4 (2.2) billion and gross margin decreased to 17.5% (25.5%). The gross margin decrease was mainly due to write-down of assets.

Operating income (loss)

Operating income (loss) declined to –13.8 (–4.0) billion, mainly due to write-down of intangible assets and goodwill. Operating income (loss) excluding asset write-downs declined, mainly due to increased investments in Emerging Business, higher amortized than capitalized development expenses of SEK –0.1 (0.7) billion and lower sales. The decline was partly offset by cost reductions in both Media Solutions and Red Bee Media. Restructuring charges amounted to SEK –0.5 (–0.6 ) billion. Operating margin was –175.7% (–46.2%).

Business results – Market areas

South East Asia, Oceania and India

Sales declined due to lower mobile broadband investments in Thailand, Indonesia and India. Growth in Digital Services was driven by growth in Australia, Singapore and Indonesia, mainly related to core network solutions.

North East Asia

Sales in Mainland China declined due to reduced LTE investments. Sales in Taiwan declined following a new network deployment for one operator in 2016. The markets in Korea and Japan stabilized and Ericsson increased its market share in Japan.

North America

North America sales increased with increased networks sales, driven by expasions to cater for increased data traffic. The increase was partly offset by lower managed services sales due to a renegotiated large managed services contract with reduced scope.

Europe and Latin America

Sales declined, mainly due to timing of major projects in Mexico and termination of a large contract in Italy. In addition, capex constraints in mobile broadband in Europe impacted sales negatively, as operators focus investments in fixed infrastructure. The decline was partially offset by network modernizations in Brazil.

Middle East and Africa

Sales declined in a challenging macroeconomic environment with cautious investments in broadband. Digital Services sales declined slightly. Managed Services sales declined due to effects of completed contract reviews.

Other1)

Sales declined due to lower IPR licensing revenues and lower sales in Media Solutions, where sales of legacy products and related services declined. IPR licensing revenues amounted to SEK 8.3 (10.3) billion. IPR licensing revenues in 2016 were positively impacted by two signed contracts which included certain one-time items.

Sales per market area and segment 2017 and percent change from 2016

	Networks		Digital Services		Managed Services		Emerging Business and Other		Total
SEK million	2017	Change	2017	Change	2017	Change	2017	Change	2017	Change
South East Asia, Oceania and India	23.4	–2%	4.8	9%	3.2	–4%	0.0	60%	31.3	0%
North East Asia	16.2	–13%	5.5	–19%	1.9	23%	0.0	56%	23.6	–13%
North America	40.6	7%	8.0	+1%	3.2	–47%	0.1	34%	52.0	0%
Europe and Latin America	30.2	–12%	12.1	–17%	14.1	4%	0.3	155%	56.8	–9%
Middle East and Africa	14.1	–13%	6.8	–3%	4.0	–5%	0.0	2200%%	25.0	–9%
Other 1)	7.7	–19%	1.6	–26%	—	—	7.4	–13%	16.7	–17%

Total	132.3	–6%	38.8	–9%	26.5	–9%	7.9	–9%	205.4	–7%

Share of total	64%		19%		13%		4%		100%

1)	Market Area “Other” includes licensing revenues, the majority of segment Emerging Business and Other.

B. Liquidity and Capital Resources

The information set forth under the following headings of the 2018 Swedish Annual Report is incorporated herein by reference:

•	Financials

•	Board of Directors’ report

•	Financial highlights – Cash flow

•	Financial highlights – Financial position

•	Financial highlights – Seasonality

•	Financial highlights – Capital expenditures

•	Notes to the consolidated financial statements

•	Note B9 – Other current liabilities

•	Note D2 – Contingent liabilities

•	Note F4 – Interest-bearing liabilities

•	Note F1 – Financial risk management

•	Note H3 – Statement of cash flows

See “Item 8.B. Financial Information – Significant Changes” herein.

Balance sheet and other performance indicators for the years ended December 31, 2016 and 2017

Cash flow

Cash flow from operating activities was SEK 9.6 (14.0) billion. The decline was due to lower income and increased cash outlays related to restructuring charges. The cash flow was supported by a reduction of operating assets. Cash outlays related to restructuring charges were SEK –5.3 (–2.4) billion.

Cash flow from investing activities was impacted by investments and sale of property, plant and equipment with a net effect of SEK –2.9 (–5.6) billion. In addition, product development decreased by SEK –1.4 (–4.5) billion due to reduced capitalization of product platform development following technology shifts. The cash flow was supported by the sale of Power Modules and the ICT center in Montreal.

Cash flow from financing activities was positive at SEK 5.5 (–11.7) billion due to increased net borrowings of SEK 8.6 billion. Dividends of SEK 3.4 (12.3) billion were paid out.

The increased focus on free cash flow and release of working capital, in combination with low investing activities, resulted in a free cash flow of SEK 5.1 (0.3) billion. The more even distribution of cash flow over the year and the amount of free cash flow mark a clear improvement over 2016. For the first time in five years, the full-year free cash flow exceeded dividend payout.

Financial position

Gross cash increased to SEK 67.7 (57.9) billion and net cash increased to SEK 34.7 (31.2) billion. Post-employments benefits increased by SEK 1.3 billion due to decreased discount rates and normal service cost, offset by returns on pension assets.

The average maturity of long-term borrowings as of December 31, 2017, was 4.4 years, compared with 3.8 years 12 months earlier. Ericsson has an unutilized Revolving Credit Facility of USD 2.0 billion. The facility will expire in 2022. In 2017, Ericsson concluded the following financing activities to strengthen the balance sheet and extend the average debt maturity profile:

•	Issue of one EUR 500 million 4-year bond

•	Issue of one EUR 500 million 7-year bond

•	Repayment of one EUR 500 million bond at maturity date.

•

The company received a USD 200 million payment relating to Francisco Partners’ investments for a 16.7% ownership in Ericsson’s independent subsidiary iconectiv. Due to the structure of the investment, IFRS accounting standards stipulate that the main part of the USD 200 million should be treated as borrowings, non-current.

•

Ericsson raised USD 220 million from the Nordic Investment Bank (NIB) and USD 150 million from the Swedish Export Credit Corporation (SEK). The credit agreements mature in 2023 and 2025 respectively. Of these new funds, USD 98 million replaced a credit with NIB that was set to mature in 2019.

In 2017, Standard & Poor’s downgraded Ericsson’s long-term rating from BBB with negative outlook to BB+ with stable outlook.

Moody’s downgraded Ericsson’s long-term rating from Baa3 with negative outlook to Ba2 with negative outlook.

Intangible assets

The amount of intellectual property rights and other intangible assets amounted to SEK 32.0 (51.1) billion, including goodwill of SEK 27.8 (43.4) billion. The goodwill impairment testing was based on the new segments that became effective as per October 1, 2017 and resulted in a write-down of goodwill of SEK –13.0 billion triggered by the implementation of the focused business strategy and new organizational structure.

Research and development, patents and licensing

In 2017, R&D expenses amounted to SEK 37.9 (31.6) billion. The increase is mainly due to higher amortized than capitalized development expenses with a negative effect of SEK –0.3 (4.3) billion and write-down of assets. The number of R&D resources were 23,600. The number of patents continued to increase and amounted to approximately 45,000 by end of 2017.

Research and development, patents and licensing

	2017	2016
Expenses (SEK billion)	37.9	31.6
As percent of Net sales	18.48%	14.4%
Employees within R&D as of December 31 1)	23,600	24,100
Patents 1)	45,000	42,000
IPR revenues, net (SEK billion)	8.3	10.3

1)	The number of employees and patents are approximate.

Seasonality

The Company’s sales, income cash flow from operations vary and between quarters, and are generally lowest in the first quarter of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase-patterns of network operators

Off-balance sheet arrangements

There are currently no material off-balance sheet arrangements that have, or would be reasonably likely to have, a current or anticipated material effect on the Company’s financial condition, revenues, expenses, result of operations, liquidity, capital expenditures or capital resources.

Capital expenditures

For 2017, capital expenditure was SEK 3.9 (6.1) billion, representing 1.9% of sales. Expenditures are largely related to test sites and equipment for R&D, network operation centers and manufacturing and repair operations.

Ericsson believes that the Company’s property, plant and equipment and the facilities the Company occupies are suitable for its present needs.

Annual capital expenditures are normally around 2% of sales. This corresponds to the needs for keeping and maintaining the current capacity level. The Board of Directors reviews the Company’s investment plans and proposals.

As of December 31, 2017, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

Capital expenditures 2016–2017

SEK billion	2017	2016
Capital expenditures	3.9	6.1
Of which in Sweden	1.5	2.0
Share of annual sales	1.9%	2.8%

C. Research and Development, Patents and Licenses

The information set forth under the following headings of the 2018 Swedish Annual Report is incorporated herein by reference:

•	The business

•	Business Model

•	Strategy and financial targets

•	Segments

D. Trend Information

The information set forth under the following headings of the 2018 Swedish Annual Report is incorporated herein by reference:

•	The Business

•	This is Ericsson

•	CEO comment

•	Strategy and financial targets

See “Item 8.B. Financial Information – Significant Changes” herein.

E. Off-Balance Sheet Arrangements

The information set forth under the following headings of the 2018 Swedish Annual Report is incorporated herein by reference:

•	Financials

•	Board of Directors’ report

•	Financial highlights - Off-balance sheet arrangements

•	Notes to the consolidated financial statements

•	Note A1 - Significant accounting policies

•	Note F1 – Financial Risk Management

•	Note D2 – Contingent liabilities

F. Tabular Disclosure of Contractual Obligations

The information set forth under the section “Financials - Notes to the consolidated financial statements - Note D4 – Contractual obligations” of the 2018 Swedish Annual Report is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The information set forth under the following headings of the 2018 Swedish Annual Report is incorporated herein by reference:

•	Corporate Governance

•	Corporate Governance report 2018

•	Members of the Board of Directors

•	Members of the Executive Team

See “Item 8.B. Financial Information – Significant Changes” herein.

B. Compensation

The information set forth under the following headings of the 2018 Swedish Annual Report is incorporated herein by reference:

•	Financials

•	Board of Directors’ report

•	Corporate governance – Remuneration

•	Notes to the consolidated financial statements

•	Note G1 – Post-employment benefits

•	Note G2 – Information regarding members of the Board of Directors and Group management

•	Note G3 – Share-based compensation

•	Corporate Governance

•	Corporate Governance report 2018

•	Remuneration to Board members

•	Remuneration report

See “Item 8.B. Financial Information – Significant Changes” herein.

C. Board Practices

The information set forth under the following headings of the 2018 Swedish Annual Report is incorporated herein by reference:

•	Financials

•	Notes to the consolidated financial statements

•	Note G2 – Information regarding members of the Board of Directors and Group management– Comments to the table

•	Corporate Governance

•	Corporate Governance report 2018

•	Board of Directors – Composition of the Board of Directors and diversity

•	Committees of the Board of Directors – Audit and Compliance Committee

•	Committees of the Board of Directors – Remuneration Committee

•	Remuneration report

•	The Remuneration Committee

See “Item 8.B. Financial Information – Significant Changes” herein.

D. Employees

The information set forth under the following headings of the 2018 Swedish Annual Report is incorporated herein by reference:

•	Financials

•	Board of Directors’ report

•	Financial Highlights – Employees

•	Notes to the Consolidated financial statements

•	Note G4 – Employee Information

•	Other information

•	Five-year summary – Statistical data, year-end

We consider that our relationship with the labor unions that represent our employees is good.

Number of employees by market area at year-end

	2018	2017
South East Asia, Oceania and India	23,959	24,495
North East Asia	12,788	12,456
North America	9,727	10,009
Europe and Latin America 1) 2)	44,621	49,231
Middle East and Africa	4,264	4,544

Total	95,359	100,735

1) Of which in Sweden	12,502	13,864
2) Of which in EU	35,268	39,508

E. Share Ownership

The information set forth under the following headings of the 2018 Swedish Annual Report is incorporated herein by reference:

•	Share information

•	The Ericsson share—Shareholders

•	Corporate Governance

•	Corporate Governance report 2018

•	Shareholders

•	Members of the Board of Directors

•	Members of the Executive Team

•	Remuneration report

•	Total remuneration in 2018

•	Financials - Notes to the consolidated financial statements

•	Note G2 – Information regarding members of the Board of Directors and Group management

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The information set forth under the following headings of the 2018 Swedish Annual Report is incorporated herein by reference:

•	Corporate Governance

•	Corporate Governance report 2018

•	Shareholders

•	Share information

•	The Ericsson share

•	Shareholders

B. Related Party Transactions

The information set forth under the section “Financials- Notes to the consolidated financial statements- Note H4 – Related party transactions” of the 2018 Swedish Annual Report is incorporated herein by reference.

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

The information set forth under the following headings of the 2018 Swedish Annual Report is incorporated herein by reference:

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

Refer also to item 8.B herein

B. Significant Changes

Ericsson announces change to the Executive Team

On 16 January 2019, Ericsson announced that Helena Norrman, Senior Vice President, Chief Marketing and Communications Officer and Head of Marketing and Corporate Relations, has decided to leave Ericsson to pursue opportunities outside the company. She will leave her position no later than June 30, 2019.

Ericsson completes divestment of majority stake in MediaKind

On February 1, 2019, Ericsson announced it had closed the divestment of the MediaKind business to the private equity firm One Equity Partners. One Equity Partners became majority owner, while Ericsson has 49% of the shares after the transaction on January 31, 2019.

Ericsson anticipates that the transaction will generate a positive impact on operating income in Q1 2019 that with current visibility is estimated to SEK 0.4 – 0.6 billion and will be reported in Segment Emerging Business and Other.

As of February 1, 2019, Ericsson’s 49% share of MediaKind results will be reported as share in earnings of JV and associated companies in segment Emerging Business and Other. MediaKind was in 2018 reported as part of segment Emerging Business and Other, as part of Ericsson Media Solutions.

Ericsson announces change to the Executive Team

On 12 March 2019, Ericsson announced that Rafiah Ibrahim will leave her position as Senior Vice President and Head of Market Area Middle East & Africa and will take on a role as advisor to CEO Börje Ekholm.

Ericsson’s Annual General Meeting

On 27 March 2019, Ericsson held its Annual General Meeting in Stockholm, Sweden.

Decisions at the AGM 2019 included:

•	Payment of a dividend of SEK 1 per share

•	Re-election of Ronnie Leten as Chair of the Board of Directors

•	Re-election of other members of the Board of Directors: Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Eric A. Elzvik, Börje Ekholm, Kurt Jofs, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg

Approval of Board of Directors’ fees:

•	Chair of the Board: SEK 4,075,000 (unchanged)

•	Other non-employee Board members: SEK 1,020,000 each (previously SEK 990,000)

•	Chair of the Audit and Compliance Committee: SEK 400,000 (previously SEK 350,000)

•	Other non-employee members of the Audit and Compliance Committee: SEK 250,000 each (unchanged)

•	Chairs of the Finance, Remuneration and Technology and Science Committees: SEK 200,000 each (unchanged)

•	Other non-employee members of the Finance, Remuneration and Technology and Science Committees: SEK 175,000 each (unchanged)

•	Approval for part of the Directors’ fees to be paid in the form of synthetic shares

•	Re-election of PricewaterhouseCoopers AB as external auditor

•	Approval of Guidelines for remuneration to Group Management

•	Implementation of a Long-Term Variable Compensation Program 2019 for the members of the Executive Team

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The information set forth under the section “Share information - The Ericsson share - Share and ADS prices” of the 2018 Swedish Annual Report is incorporated herein by reference.

B. Plan of Distribution

Not applicable.

C. Markets

The information set forth the section “Share information - The Ericsson Share—Share trading” of the 2018 Swedish Annual Report is incorporated herein by reference.

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

Applicable provisions are found in the Swedish Companies Act (2005:551) (the “Swedish Companies Act”).

Other than being of legal age, there are no age limit restrictions for directors and they are not required to own any shares in the Company.

Share Capital, Increases of Share Capital and Preferential Rights of Shareholders

The Articles of Association of Ericsson provide that the share capital of the Company may not be less than SEK 6,000,000,000 nor more than SEK 24,000,000,000, and that the number of shares in the Company shall amount to no less than 3,000,000,000 and no more than 12,000,000,000. As of March 29, 2019, the registered share capital is SEK 16,670,758,678 and the Company has in total issued 3,334,151,735 shares.

The Company’s shares are divided into three series: Class A shares, Class B shares and Class C shares; however, no Class C shares are currently outstanding. Under the Swedish Companies Act, shareholders must approve each issue of additional shares either by deciding on the share issue at a shareholders’ meeting, or by a shareholders’ approval of a decision on a share issue by the Board, or by giving an authorization to the Board to decide about a share issue. If we decide to issue new Class A, Class B or Class C shares by means of a cash issue, or an issue against payment through set-off of claims, Class A, Class B and Class C shareholders (except for Ericsson and its subsidiaries, in the event they hold shares in Ericsson) have a primary preferential right to subscribe for new shares of the same type in relation to the number of shares previously held by them. Shares not subscribed for through a preferential right shall be offered to all shareholders for subscription on a pro rata basis. If we decide to issue new shares of only one series by means of a cash issue or an issue against payment through set-off of claims, all shareholders, regardless of whether their shares are Class A, Class B or Class C, are entitled to a preferential right to subscribe for new shares in proportion to the number of shares previously held by them. Shareholders may vote to waive shareholders’ preferential rights at a general meeting of shareholders.

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

Under Swedish law, only a general meeting of shareholders may decide on payment of dividends, which may not exceed the amount proposed by the Board of Directors (except in certain limited circumstances), and may only be paid from funds legally available for that purpose. Under Swedish law, no interim dividends may be paid in respect of any fiscal period for which audited financial statements of the company have not yet been adopted by the annual general meeting of shareholders. The market practice in Sweden is most often for dividends to be paid annually. Under the Swedish Companies Act, dividends to shareholders and other transfers of value from a company—such as purchases of its own shares (see below)—may only be made in case the company’s restricted equity remains fully covered after the transfer of value has been made. The calculation shall be based upon the most recently adopted balance sheet, and any changes in the restricted equity that has occurred after the balance sheet date shall be taken into account. In addition, dividends to shareholders and other transfers of value from the company may only be made if this is justifiable taking into account the type of business activities of the company, the scope and risks related thereto and the company’s need for financial resources, its liquidity and financial position. In respect of parent companies, also the business activities of the group, their scope and risks related thereto and the group’s need for financial resources, its liquidity and financial position shall be taken into account.

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

Voting

In a general meeting of shareholders of Ericsson, each Class A share shall carry one vote, each Class B share one tenth of one vote and each Class C share one-thousandth of one vote.

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

Purchase of Own Shares

A Swedish public limited liability company whose shares are traded on a regulated market place within the European Economic Area (“EEA”) or a market place comparable to a regulated market place outside the EEA is entitled to purchase its own shares under certain conditions. A purchase by us of our own shares may take place only if

(a) the purchase has been decided upon by a general meeting of shareholders or the Board has been authorized by a general meeting of shareholders, in both cases by a two thirds majority of votes cast at the meeting as well as two-thirds of the shares represented at the meeting, (b) the purchase is effected on a regulated market place within the EEA or a market place comparable to a regulated market place outside the EEA (in the latter case with the approval of the Swedish Financial Supervisory Authority the “SFSA”) or pursuant to an offer to all shareholders or holders of a specific class of shares, (c) the Company’s restricted equity will still be fully covered and the purchase is justifiable taken into account the type of business activities of the Company and the group, their scope and risks related thereto and the Company’s and the group’s need for financial resources, their liquidity and financial position, and (d) we and our subsidiaries do not hold or, as a result of purchase, will not hold in excess of 10% of all our outstanding shares. As of December 31, 2018, the Company held an aggregate of 37,057,039 treasury stock of Class B shares.

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

C. Material Contracts

The information set forth under the following headings of the 2018 Swedish Annual Report is incorporated herein by reference:

•	Financials—Board of Directors’ report

•	Material contracts

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

Certain United States Federal Income Tax Consequences

The following discussion is a summary of the material United States federal income tax consequences relevant to the ownership and disposition of ADSs or Class B shares. This discussion is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion is not a full discussion of all tax considerations that may be relevant to the ownership and disposition of ADSs or Class B shares, and does not address the Medicare tax on net investment income or the effects of any state, local or foreign tax laws. The discussion applies only if you will hold the ADSs and/or the Class B shares as capital assets and you use the USD as your functional currency. It does not deal with the tax treatment of investors subject to special rules, such as grantor trusts, real estate investment trusts, regulated investment companies, banks, brokers or dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of recording for their securities holdings, financial institutions, insurance companies, persons required to accelerate the recognition of any item of gross income with respect to our ADSs or Class B shares as a result of such income being recognized on an applicable financial statement, tax-exempt entities, investors liable for alternative minimum tax, holders (either actually or constructively) of 10% or more of the voting power or the value of our shares, persons holding ADSs and/or Class B shares as part of a hedging, straddle, conversion or constructive sale transaction and persons who are resident or ordinarily resident in Sweden. In addition, investors holding ADSs and/or Class B shares indirectly through partnerships are subject to special rules not discussed below. You should consult your own tax advisors about the United States federal, state, local and foreign tax consequences to you of the ownership and disposition of the ADSs or Class B shares.

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

Passive Foreign Investment Company Status

A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2018. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the composition and value of our assets, as determined from time to time. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relevant provisions of the Code. You should consult your own tax advisors about the consequences of our potential classification as a PFIC.

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

I. Subsidiary Information

See “Item 4.C. Information on the Company - Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative information about market risk

The information set forth under the section “Financials - Notes to the consolidated financial statements - NoteF1 – Financial risk management” of the 2018 Swedish Annual Report is incorporated herein by reference.

B. Qualitative information about market risk

The information set forth under the following headings of the 2018 Swedish Annual Report is incorporated herein by reference:

•	Financials - Board of Directors’ report

•	Risk management

•	Notes to the consolidated financial statements

•	Note F1 – Financial risk management

•	Corporate Governance

•	Corporate Governance report 2018

•	Management – Risk management

C. Interim periods

Not applicable.

D. Safe harbor

Not applicable.

E. Small business issuers

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Depositary fees, charges and payments

During 2018, an annual service fee of $0.02 was charged per ADS, for the operation and maintenance costs in administering the ADS program. The Depositary, Deutsche Bank Trust Company Americas (“Deutsche Bank”), established October 10, 2018 as the record date for payment of annual servicing fees. During 2018, an annual dividend fee of $0.01 was charged per ADS. The Depositary, Deutsche Bank, established April 3, 2018 as the record date for payment of the dividend fee.

Fees and charges payable by ADS holders

	Service	Rate	By whom paid
1)	Deposit of shares and issuance of receipts	Up to USD 5 per 100 American Depositary Shares or fraction thereof	Party to whom receipts are issued

2)	Delivery of deposited shares against surrender of receipts	Up to USD 5 per 100 American Depositary Shares or fraction thereof	Party surrendering receipts

3)	Distribution of Cash Dividends and Cash Proceeds processing	Up to USD 3 per 100 American Depositary Shares	All holders of American Depositary Shares

4)	Administration of the ADSs	Up to USD 3 per 100 American Depositary Shares per annum	All holders of American Depositary Shares

In addition to the fees of the Depositary enumerated above, ADS holders are required under the terms of the Deposit Agreement to bear the following: (i) taxes and other governmental charges, (ii) share transfer registration fees on deposits, (iii) certain cable and facsimile transmission and delivery charges, and (iv) such expenses as are incurred by Deutsche Bank in the conversion of foreign currency into dollars.

Fees payable by the Depositary to the Issuer

Prior to January 2019, Deutsche Bank had agreed to pay Ericsson a yearly fixed amount for such revenues collected by Deutsche Bank. In 2018, such amount totaled approximately USD 8.5 million. Effective January 2019, Deutsche Bank has agreed to pay Ericsson an amount equal to a fixed percentage of the net revenues, if any, collected by it as a result of charging ADS holders issuance and cancellation fees, and dividend processing and annual servicing fees.

Prior to January 2019, Deutsche Bank had agreed to waive the costs associated with the administration of the ADS program and reporting services. In 2018, such amount totaled approximately USD 89,753. Effective January 2019, Deutsche Bank has waived the cost of providing the ADS program administrative and reporting services to the extent provided by Deutsche Bank, and has agreed to bear the cost of certain third-party out-of-pocket costs related to the ADS program up to USD 50,000 per year. These costs include costs for the local custodian’s administration of matters relating to meetings of shareholders and costs of certain transfer agent administration services, such as the registration and transfer of depositary receipts.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The information set forth under the section “Corporate Governance - Corporate Governance report 2018 - Internal control over financial reporting 2018 – Disclosure controls and procedures” of the 2018 Swedish Annual Report is incorporated herein by reference.

B. Management’s Annual Report on Internal Control Over Financial Reporting

The information set forth under the section “Financials - Management’s report on internal control over financial reporting” of the 2018 Swedish Annual Report is incorporated herein by reference.

C. Attestation Report of the Registered Public Accounting Firm

The information set forth under the section “Financials - Report of independent registered public accounting firm” of the 2018 Swedish Annual Report is incorporated herein by reference.

D. Changes in Internal Control Over Financial Reporting

The information set forth under the following headings of the 2018 Swedish Annual Report is incorporated herein by reference:

•	Corporate Governance

•	Corporate Governance report 2018

•	Internal control over financial reporting 2018 – Internal control over financial reporting

•	Financials

•	Management’s report on internal control over financial reporting

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the section “Corporate Governance - Corporate Governance report 2018 - Committees of the Board of Directors – Audit Committee – Members of the Audit Committee” of the 2018 Swedish Annual Report is incorporated herein by reference.

ITEM 16B. CODE OF ETHICS

The information set forth under the following headings of the 2018 Swedish Annual Report is incorporated herein by reference:

•	The business

•	Sustainability and corporate responsibility

•	Financials - Board of Directors’ report

•	Corporate Governance – Business integrity

•	Corporate Governance

•	Corporate governance report 2018

•	Regulation and Compliance – Code of business ethics

•	Sustainability

•	Sustainability management

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the Section “Financials - Notes to the consolidated financial statements - Note H5 – Fees to auditors” of the 2018 Swedish Annual Report is incorporated herein by reference.

Audit and Compliance Committee Pre-Approval Policies and Procedures

The Audit and Compliance Committee reviews and approves the scope of audits to be performed by external and internal auditors and analyzes their results and costs. The Audit and Compliance Committee keeps the Board of Directors informed about the external and internal auditors’ performance. It also makes recommendations to the Nomination Committee regarding the external auditor’s election and fees. In order to ensure the external auditor’s independence, the Audit Committee has established pre-approval policies and procedures for audit and non-audit services to be performed by the external auditor. Pre-approval authority may not be delegated to management. The policies and procedures include a list of prohibited services, and audit and non-audit services that require pre-approval by the Committee. Such services fall into two broad categories:

•

General pre-approval – certain services regarding taxes, transactions, risk management, business improvement, attestation and accounting services and the so called general services (other than prohibited services) have received general pre-approval by the Audit and Compliance Committee, provided that the estimated fee for each project does not exceed SEK 1 million. The external auditor must advise the Audit and Compliance Committee with a quarterly summary of ongoing projects related to non-audit services and an annual report of fees and expenses for all audit and non-audit services.

•

Specific pre-approval – all other non-audit services and services subject to general pre-approval exceeding SEK 1 million must receive specific pre-approval. The external auditor submits an application in writing to the Parent Company for final approval by the Audit and Compliance Committee, including a statement as to whether, in the view of the external auditor, the contemplated services are consistent with applicable rules on their independence. The Audit and Compliance Committee Chairman has the delegated authority for specific pre-approval in between Committee meetings, provided that the estimated fee in each case does not exceed SEK 2.5 million. The Chairman reports any pre-approval to the Audit and Compliance Committee at its next meeting.

All services provided in 2018 by the independent auditors were pre-approved in accordance with the pre-approval policies and procedures described above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

All members of the Audit Committee of a NASDAQ New York-listed company must be independent in accordance with NASDAQ New York and SEC rules. SEC Rule 10A-3(b)(1)(iv)(C) under the Exchange Act includes a specific exemption from these independence requirements for Audit Committee members of foreign private issuers who are non-executive employee representatives appointed to the Audit Committee pursuant to local law. The Company relies on this exemption, and does not consider that such reliance materially adversely affects the ability of the Audit and Compliance Committee to act independently or to satisfy other SEC requirements applicable to Audit Committees.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Nomination Committee, which is comprised of the Chair of the Board of Directors and representatives of Ericsson’s largest shareholders by voting power, is responsible for proposing the external auditor for election by the shareholders, upon recommendation from the Audit and Compliance Committee of the Board of Directors. Under applicable auditor rotation rules, Ericsson must change auditors from its current auditor PricewaterhouseCoopers AB (“PwC”) no later than in 2021. In light of the foregoing, in 2018, Ericsson initiated a tendering process, overseen by the Audit and Compliance Committee, for appointment of the Group’s auditor for the financial year 2020 to be elected by the shareholders at the 2020 Annual General Meeting of shareholders (“AGM”). Based on the results of this tendering process, the Audit and Compliance Committee expects to make a recommendation to the then current Nomination Committee (expected to be appointed after the 2019 AGM) as to which external auditor should be proposed by the Nomination Committee for election at the 2020 AGM.

In respect of fiscal years 2017 and 2018:

•

PwC has not issued any report on the financial statements or on the effectiveness of internal control over financial reporting of Ericsson or any of its subsidiaries that contained an adverse opinion or a disclaimer of opinion. The relevant PwC auditor’s reports were not qualified or modified as to uncertainty, audit scope or accounting principles.

•

there has not been any disagreement with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to PwC’s satisfaction, would have caused PwC to make reference to the subject matter of the disagreement in connection with its auditor’s reports, or any reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Ericsson has provided PwC with a copy of the foregoing disclosure and has requested that they furnish it with a letter addressed to the US Securities and Exchange Commission stating whether it agrees with such disclosure and, if not, stating the respects in which it does not agree. A copy of PwC’s letter dated 29 March, 2019, in which they stated that they agree with such disclosure, is filed as Exhibit 16.1.

ITEM 16G.	CORPORATE GOVERNANCE

Ericsson, as a company whose shares are listed on NASDAQ New York, is subject to the listing requirements and certain of the corporate governance requirements of NASDAQ New York and to certain rules of the SEC.

All members of the audit committee of a NASDAQ New York- listed company must be independent in accordance with NASDAQ New York and SEC rules. SEC rules include a specific exemption from these independence requirements for an employee of a foreign private issuer who is not an executive officer if the employee is elected or named to the board of directors or audit committee pursuant to the issuer’s governing law or documents, or other home country legal or listing requirements. The Company relies on this exemption, and does not consider that such reliance materially adversely affects the ability of the Audit and Compliance Committee to act independently or to satisfy other SEC requirements applicable to audit committees.

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

These differences include the following:

•

Employee representatives are appointed to Ericsson’s Board of Directors and serve on Committees (including the Audit and Compliance Committee and the Remuneration Committee) in accordance with Swedish law.

•

Employee representatives on the Ericsson Board and committees may attend all meetings of the Board and committees on which they serve (including those of the Audit and Compliance Committee and the Remuneration Committee) in accordance with Swedish law.

•

In accordance with Swedish market practices, the Nomination Committee is not fully comprised of Board members. In addition to the Chair of the Board, representatives of the four largest shareholders are members of the current Nomination Committee of Ericsson.

•

The determination regarding independence of Board members is made by the Nomination Committee (instead of the Board) prior to the Annual General Meeting of Shareholders (“AGM”). Before the AGM 2018, the Nomination Committee determined that the following Board members were independent under all applicable independence requirements, including the NASDAQ New York rules: Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Eric A. Elzvik, Kurt Jofs and Kristin S. Rinne. When appointing members to the committees of the Board, the Board makes determinations regarding committee member independence.

•	The Board holds sessions of the non-executive directors, but does not have regularly scheduled meetings with only independent directors present.

•

Under applicable Swedish rules, Ericsson is not required to publicly disclose the material terms of all agreements and arrangements between our directors or nominees for director and any person or entity (other than us) relating to compensation or other payment in connection with such person’s candidacy or service as a director of our company.

•	The external auditor is elected by the shareholders and is proposed by the Nomination Committee upon recommendation from the Audit and Compliance Committee.

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

•

Some of the requirements addressed by NASDAQ New York rules are included in the Swedish Corporate Governance Code or the work procedure for the Board instead of committee charters. The work procedure establishes the attribution of various responsibilities among the Board, its committees and the President and CEO. The work procedure for the Board is reviewed, evaluated and amended as required or appropriate, and adopted by the Board at least once a year.

See “Item 8.B. Financial Information – Significant Changes” herein.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See our consolidated financial statements and accompanying notes of the 2018 Swedish Annual Report.

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

EXHIBIT INDEX

The agreements and other documents filed as exhibits to this 2018 Form 20-F are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by the registrant in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Exhibit Number	Description

1	Articles of Association of Telefonaktiebolaget LM Ericsson (amended April 2016) (incorporated herein by reference to Exhibit 1 to the Annual Report on Form 20-F for the year ended December 31, 2016 filed by the registrant on April 26, 2017 (File No 000-12033)

2.1	Second Amended and Restated Deposit Agreement Among Telefonaktiebolaget LM Ericsson (publ) and Deutsche Bank Trust Company Americas, as depositary, and holders of American Depositary Receipts, dated as of January 7, 2014 (incorporated herein by reference to Exhibit 2 to the Annual Report on Form 20-F for the year ended December 31, 2014 filed by the registrant on March 31, 2015 (File No. 000-12033)

2.2	Amendment No. 1, dated as of October 24, 2016, to the Second Amended and Restated Deposit Agreement Among Telefonaktiebolaget LM Ericsson (publ) and Deutsche Bank Trust Company Americas, as depositary, and holders of American Depositary Receipts, dated as of January 7, 2014 (incorporated herein by reference to Exhibit 2.2 to the Annual Report on Form 20-F for the year ended December 31, 2016 filed by the registrant on April 26, 2017 (File No. 000-12033)

6	See “Financials – Notes to the consolidated financial statements – Note A1—Significant accounting policies” of the 2018 Swedish Annual Report

7	For definitions of certain ratios used in this report, see the section of the 2018 Swedish Annual Report entitled “Financial Terminology”

8	See Item 4.C. Organizational Structure

11	Code of Ethics (amended March 2017) (incorporated herein by reference to Exhibit 11to the Annual Report on Form 20-F for the year ended December 31, 2017 filed by the registrant on March 23, 2018 (File No 000-12033)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Swedish Annual Report for 2018 in English (adjusted version)

15.2	Consent of PricewaterhouseCoopers AB

16.1	Letter from PricewaterhouseCoopers AB regarding change in registrants’ certifying accountant

101**	XBRL Instance Document and related items

Exhibit Number	Description

101.INS***	XBRL Instance Document.

101.SCH***	XBRL Taxonomy Extension Schema Document.

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF***	XBRL Taxonomy Definition Linkbase Document.

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document.

*

This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

**

Certain of the information included in Exhibit 15.1is incorporated by reference into this 2018 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended. With the exception of the items so specified, the 2017 Swedish Annual Report is not deemed to be filed as part of this 2018 Form 20-F.

***

In accordance with Rule 406T(b)(2) of Regulation S-T, such XBRL information will be furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, will be deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise will not be subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

By:	/s/ JONAS STRINGBERG
Name: Jonas Stringberg
Title: Vice President, Head of Financial Control and Business Services

By:	/s/ XAVIER DEDULLEN
Name: Xavier Dedullen
Title: Senior Vice President, Chief Legal Officer

Date March 29, 2019