Form 20-F
period 2019-12-31
ERICSSON LM TELEPHONE CO
filed 2020-03-19
CIK 717826

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2019

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

SE-164 83 Stockholm, Sweden

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol(s)	Name of Each Exchange on which Registered
American Depositary Shares (each representing one B share) B Shares *	ERIC	The NASDAQ Stock Market LLC

*	Not for trading, but only in connection with the registration of the American Depositary Shares representing such B Shares pursuant to the requirements of the Securities and Exchange Commission.

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files)    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company . See the definitions of “large accelerated filer” and “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act.  ☐

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

This document is our Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 Form 20-F”). Reference is made to the English version of our Swedish Annual Report for 2019, with certain adjustments made to comply with U.S. requirements, which is attached hereto as Exhibit 15.1 (the “2019 Swedish Annual Report”). Only (i) the information included in this 2019 Form 20-F, (ii) the information in the 2019 Swedish Annual Report that is incorporated by reference in this 2019 Form 20-F, and (iii) the exhibits to the 2019 Form 20-F that are required to be filed pursuant to the Form 20-F shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statement on Form F-3 filed on March 27, 2018 (File No. 333-223954) and any other document filed by us pursuant to the Securities Act of 1933, as amended, which incorporates by reference the 2019 Form 20-F. Any information in the 2019 Swedish Annual Report that is not referenced in the 2019 Form 20-F or filed as an exhibit thereto shall not be deemed to be so incorporated by reference. Certain industry, technical and financial terms used in this 2019 Form 20-F are defined in the subsections entitled “Glossary” and “Financial Terminology” of the 2019 Swedish Annual Report, which are incorporated herein by reference.

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

The information included on http://www.ericsson.com/ and other websites that appear in this 2019 Form 20-F is not incorporated by reference herein. From time to time, we may use our website as a channel of distribution of material company information. Financial and other material information regarding our company is routinely posted on and accessible at http://www.ericsson.com/.

Forward-Looking Statements

This 2019 Form 20-F includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe”, “expect”, “foresee”, “anticipate”, “assume”, “intend”,“likely”, “projects”, “may”, “could”, “plan”, “estimate”, “forecast”, “will”, “should”, “would”, “predict”, “aim”, “ambition”, “seek”, “potential”, “target”,“might”, “continue”, or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

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

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this Annual Report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

We present below certain selected financial data derived from our consolidated financial statements as of and for the years ended December 31, 2019, 2018, 2017, 2016, and 2015 , included herein, prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS differs in certain significant respects from the accounting principles generally accepted in the United States, or “U.S. GAAP.”

The summary financial data should be read in conjunction with our consolidated financial statements and the notes thereto contained in this 2019 Form 20-F, as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects” and the information set forth under the following headings of the 2019 Swedish Annual Report, which are incorporated herein by reference:

•	Other Information

•	Alternative Performance Measures

•	Financial Terminology

	2019		Change	2018	2017	2016	2015
Income statement and cash flow items, SEK million
Net sales 1)	227,216		8%	210,838	205,378	220,316	246,920
Operating expenses 1)	–64,215		–4%	-66,848	-70,563	-60,501	-64,129
Operating income (loss) 1)	10,564		—	1,242	-34,743	5,187	21,805
Net income (loss) 1)	1,840		—	-6,276	-32,433	1,012	13,673
Restructuring charges	798		—	8,015	8,501	7,567	5,040
Cash flow from operating activities	16,873		81%	9,342	9,601	14,010	20,597
Year-end position, SEK million
Total assets 1)	276,383		3%	268,761	259,882	284,150	284,363
Property, plant and equipment	13,850		8%	12,849	12,857	16,734	15,901
Stockholders’ equity 1)	82,559		-5%	86,978	96,935	134,582	146,525
Non-controlling interest	–681		—	792	636	675	841
Per share indicators
Earnings (loss) per share, basic, SEK 1)	0.67		—	-1.98	-9.94	0.26	4.17
Earnings (loss) per share, diluted, SEK 1)	0.67		—	-1.98	-9.94	0.25	4.13
Dividends per share, SEK 2)	1.50	2)	50%	1	1	1	3.7
Dividends per share, USD 2)	0.16	2)	44%	0.11	0.12	0.11	0.39
Number of shares outstanding (in millions)
end of period, basic	3,314		1%	3,297	3,284	3,269	3,256
average, basic	3,306		0%	3,291	3,277	3,263	3,249
average, diluted	3,320		0%	3,318	3,317	3,303	3,282
Other information, SEK million
Additions to property, plant and equipment	5,118		29%	3,975	3,877	6,129	8,338
Depreciations and write-downs/impairments of property, plant and equipment	3,947		3%	3,843	6,314	4,569	4,689
Acquisitions/capitalization/divestments of intangible assets	–13,692		—	2,315	1,759	5,260	5,228
Amortization and write-downs/impairments of intangible assets	2,593		–42%	4,475	21,578	4,550	5,538
Research and development expenses 1)	38,815		0%	38,909	37,887	31,631	34,844
as percentage of net sales	17.1%		—	18.5%	18.4%	14.4%	14.1%
Inventory turnover days	77		10%	70	66	71	64
Alternative Performance Measures (APMs) 3)
Gross margin 1)	37.3%		—	32.3%	23.3%	29.6%	34.8%
Operating margin 1)	4.6%		—	0.6%	-16.9%	2.4%	8.8%
EBITA margin	5.1%		—	1.4%	-8.8%	3.6%	10.5%
Cash conversion 1)	120%		—	601%	-73%	204%	85%
Free cash flow	6,128			2,968	5,109	254	7,515
Free cash flow before M&A	7,633		79%	4,253	4,833	876	9,715
Capital employed, SEK million 1)	165,273		10%	149,615	155,625	185,666	195,150
Return on equity 1)	2.6%		—	-7.1%	-28.1%	0.6%	9.3%
Return on capital employed 1)	6.7%		—	0.8%	-20.4%	2.8%	11.3%
Equity ratio 1)	29.6%		—	32.7%	37.5%	47.6%	51.8%
Capital turnover 1)	1.4		—	1.4	1.2	1.2	1.3
Working capital, SEK million 1)	48,821		-7%	52,508	56,439	82,327	104,811
Gross cash, SEK million	72,192		5%	68,996	67,702	57,877	66,270
Net cash, SEK million	34,496		-4%	35,871	34,657	31,191	41,150
Statistical data, year-end
Number of employees	99,417		4%	95,359	100,735	111,464	116,281
of which in Sweden	12,730		2%	12,502	13,864	15,303	17,041
Export sales from Sweden, SEK million 1)	120,822		10%	109,969	87,463	105,552	117,486

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.” Year 2015 has not been restated.
2)	For 2019, as proposed by the Board of Directors.
3)	A reconciliation to the most directly reconcilable line items in the financial statements for 2019 and five comparison years is available in the 2019 Swedish Annual Report.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The information set forth under the heading “Financials–Risk Factors” of the 2019 Swedish Annual Report is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The information set forth under the following headings of the 2019 Swedish Annual Report is incorporated herein by reference:

•	Ericsson in Brief

•	The Business

•	Financials

•	Board of Directors’ Report

•	Business in 2019

•	Financial Highlights - Capital expenditures

For capital expenditures we usually use available cash from operations.

•	Notes to the Consolidated financial statements

•	Note E2 – Business combinations

•	Note H6 – Events after the reporting period

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

In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC: http://www.sec.gov.

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

Subsidiaries and associated companies: For a list of our significant subsidiaries, please see “Item 4C. Shares owned directly by the Parent Company ”. We are engaged in a number of minor joint ventures and cooperative arrangements. For more information regarding risks associated with joint ventures, strategic alliances and third-party agreements, please see “Item 3D. Financials–Risk Factors—Market, Technology and Business Risks”.

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

The information set forth under the following headings of the 2019 Swedish Annual Report is incorporated herein by reference:

•	Ericsson in Brief

•	The Business

•	Financials

•	Board of Directors’ Report

•	Business in 2019

•	Financial Highlights – Capital expenditures

For capital expenditures we usually use available cash from operations.

•	Notes to the Consolidated financial statements

•	Note E2 – Business combinations

•	Note H6 – Events after the reporting period

B. Business Overview

The information set forth under the following headings of the 2019 Swedish Annual Report is incorporated herein by reference:

•	Ericsson in brief

•	The Business

•	Business Model

•	Strategy and financial targets

•	Innovation – Global R&D and supply chain

•	Segments

•	Financials

•	Board of Directors’ report

•	Financial highlights – Research and development, patents and licensing

•	Financial highlights – Seasonality

•	Business results – Segments

•	Business results – Market Areas

•	Sourcing and supply

•	Sustainability and Corporate Responsibility

•	Notes to the consolidated financial statements

•	Note B1 – Segment information

•	Risk factors

•	Risks related to business activities and industry

•	Risks related to Ericsson’s financial situation

•	Legal and regulatory risk

•	Internal control risk

•	Environmental, social and governance risk

•	Corporate Governance

•	Corporate Governance report

•	Regulation and compliance

•	Sustainability

•	Sustainability Management

•	Significant topics, risks and opportunities

•	Responsible business – Responsible management of suppliers

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)

Ericsson has conducted business in Iran/Persia since the late nineteenth century, opened an office in Iran in 1973 and later established a local subsidiary in the country. Ericsson strongly believes in enabling communication for all and believes that access to communications can enable the right to health, education and freedom of expression. Ericsson’s business activities in Iran principally involve the sale of communications infrastructure related products and services, including support, installation and maintenance services. Ericsson’s exports from the European Union (the “EU”) to Iran are performed under export licenses from the Swedish Inspectorate of Strategic Products and in compliance with applicable economic sanctions and export controls.

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

During 2019, Ericsson sold communications infrastructure related products and services in Iran to the following telecommunications companies operating in the country: Mobile Communication Company of Iran (“MCCI”), and MTN Irancell. During 2019, Ericsson’s gross revenue (reported as net sales) related to sales to MCCI and MTN Irancell in Iran was approximately SEK 908 million.

Ericsson does not normally allocate net profit (reported as net income) on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its operating income (income before taxes and financial net) from such sales was, after internal cost allocation approximately SEK 95 million during 2019. Ericsson always strives to honor its engagements with existing customers in compliance with applicable export controls, sanctions and other laws, rules and regulations, but it is clear that the extensive U.S. sanctions impact the overall possibility of doing business in Iran. Ericsson carefully evaluates the implications of any sanctions and continues to monitor developments in this area as it relates to the ability to continue delivering products and services to customers. Ericsson has reduced its business and organization in Iran but still continues to fulfill engagements with the two main mobile carriers, MCCI and MTN Irancell and to provide them with what is critical for their networks to function. As Ericsson provides these services, it may need to interact with other counterparties. Ericsson continues to explore, including with EU and US authorities, whether and how the disruptive impact on the ability to maintain and support the operations of existing networks of MCCI and MTN Irancell can be reduced and, by doing so, endeavor to avoid undue impacts on the access of the people of Iran to humanitarian items/basic services such as telecommunications.

In some instances, Ericsson has had to arrange performance bonds or similar financial guarantees to secure Ericsson’s performance of obligations under the commercial agreements Ericsson has entered into relating to the business in Iran. In such instances, Ericsson usually engages its banks outside Iran, who in turn engage local banks in the country. These local banks include Tejarat Bank, Melli Bank, Parsian Bank and Saderat Bank. Although some bonds and guarantees are still in place, no new performance bonds or similar guarantees involving these four banks with respect to Ericsson’s business activities in Iran were issued during 2019.

During 2019, existing bank guarantees issued by Maskan Bank, Parsian Bank, Post Bank of Iran and Tejarat Bank (local banks in Iran) to secure Iranian customer payment obligations to Ericsson were renewed. Further, some payments made to Ericsson’s local subsidiary and payments required to be made by the local subsidiary to suppliers involve banks that may be controlled by the government of Iran.

C. Organizational Structure

The following list shows certain shareholdings owned directly and indirectly by our parent company as of December 31, 2019. A complete list of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Companies Registration Office (Bolagsverket), may be obtained upon request to: Telefonaktiebolaget LM Ericsson, External Reporting, SE-164 83 Stockholm, Sweden.

Shares owned directly by the Parent Company

Company	Reg. No.	Domicile	Percentage of ownership		Par value in local currency, million	Carrying value, SEK million
Subsidiary companies
Ericsson AB	556056-6258	Sweden	100		50	20,731
Ericsson Shared Services AB	556251-3266	Sweden	100		361	2,216
Ericsson Software Technology Holding AB	559094-8963	Sweden	100		—	6
Datacenter i Rosersberg AB	556895-3748	Sweden	100		—	88
Datacenter i Mjärdevi Aktiebolag	556366-2302	Sweden	100		10	69
AB Aulis	556030-9899	Sweden	100		14	6
Ericsson Credit AB	556326-0552	Sweden	100		5	5
Other (Sweden)			—		—	1,459
Ericsson Austria GmbH		Austria	100		4	94
Ericsson Danmark A/S		Denmark	100		90	216
Oy LM Ericsson Ab		Finland	100		13	196
Ericsson Participations France SAS		France	100		26	524
Ericsson Antenna Technology Germany GmbH		Germany	100		—	21
Ericsson Germany GmbH		Germany	100		1	4,232
Ericsson Hungary Ltd.		Hungary	100		1,301	120
L M Ericsson Limited		Ireland	100		4	34
Ericsson Telecomunicazioni S.p.A.		Italy	100		44	3,857
Ericsson Holding International B.V.		The Netherlands	100		222	3,200
Ericsson A/S		Norway	100		75	114
Ericsson Television AS		Norway	100		161	270
Ericsson Corporatia AO		Russia	100		5	5
Ericsson España S.A.		Spain	100		43	14
Ericsson AG		Switzerland	100		—	—
Ericsson Holdings Ltd.		United Kingdom	100		328	1,994
Other (Europe, excluding Sweden)			—		—	664
Ericsson Holding II Inc.		United States	100		2,897	25,907
Ericsson Smart Factory Inc.		United States	100		—	191
Companía Ericsson S.A.C.I.		Argentina	95	1)	41	99
Ericsson Canada Inc.		Canada	100		8	51
Belair Networks		Canada	100		2	170
Ericsson Telecom S.A. de C.V.		Mexico	100		939	1,050
Other (United States, Latin America)			—		—	214
Teleric Pty Ltd.		Australia	100		20	100
Ericsson Ltd.		China	100		2	2
Ericsson (China) Company Ltd.		China	100		65	475
P.T. Ericsson Indonesia		Indonesia	95		3,279	10
Ericsson India Global Services PVT. Ltd		India	100		291	51
Ericsson Kenya Limited		Kenya	100		—	88
Ericsson-LG CO Ltd.		Korea	75		285	2,279
Ericsson (Malaysia) Sdn. Bhd.		Malaysia	70		2	4
Ericsson Telecommunications Pte. Ltd.		Singapore	100		2	1
Ericsson South Africa PTY. Ltd		South Africa	70		—	135
Ericsson Taiwan Ltd.		Taiwan	90		270	36
Ericsson (Thailand) Ltd.		Thailand	49	2)	90	17
Other countries (the rest of the world)			—		—	157
Total						71,172
Joint ventures and associated companies
Concealfab Co		USA	29		7	64
Leone Media Inc.		USA	49		—	790
Rockstar Consortium Group		Canada	21		1	—
Ericsson Nikola Tesla d.d.		Croatia	49		65	330
Total						1,184

1)	Through subsidiary holdings, total holdings amount to 100% of Compania Ericsson S.A.C.I.
2)	Through subsidiary holdings, total holdings amount to 74% of Ericsson (Thailand) Ltd.

Shares owned by subsidiary companies

Company	Reg. No.	Domicile	Percentage of ownership
Subsidiary companies
Ericsson Cables Holding AB	556044-9489	Sweden	100
Ericsson France SAS		France	100
Ericsson Telekommunikation GmbH 1)		Germany	100
Ericsson Telecommunicatie B.V.		The Netherlands	100
Ericsson Telekomunikasyon A.S.		Turkey	100
Ericsson Ltd.		United Kingdom	100
Creative Broadcast Services Holdings Ltd.		United Kingdom	100
Ericsson Inc.		United States	100
Ericsson Wifi Inc.		United States	100
Redback Networks Inc.		United States	100
Telcordia Technologies Inc.		United States	83
Ericsson Telecomunicações S.A.		Brazil	100
Ericsson Australia Pty. Ltd.		Australia	100
Ericsson (China) Communications Co. Ltd.		China	100
Nanjing Ericsson Panda Communication Co. Ltd.		China	51
Ericsson Japan K.K.		Japan	100
Ericsson Communication Solutions Pte Ltd.		Singapore	100

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

D. Property, Plant and Equipment

Primary manufacturing and assembly facilities

We continuously adjust our production capacity to meet expected customer demand. During 2019, our overall capacity utilization** was around 60%.

The table below summarizes where we have major sites and the total floor space at year-end. All facilities are leased. The majority of the floor space within our production facilities is used for assembly.

	2019		2018		2017		2016
	Sites	Thousands of sq meters *	Sites	Thousands of sq meters *	Sites	Thousands of sq meters *	Sites	Thousands of sq meters *
Sweden	1	5	1	5	1	5	4	21.3
China	1	13.9	1	13.9	1	10	2	13
Estonia	1	9	1	8	1	6	1	6
Brazil	1	6.7	1	4.3	1	4.5	1	4.5
Mexico	0	0	0	0	0	0	1	0.8
India	0	0	0	0	0	0	1	10.8

Total	4	34.6	4	31.2	4	25.5	10	56.4

*	Floor space in square meters does not include any warehouses or transportation areas.
**	Test capacity utilization.

In June 2019, the Company announced plans to build its first fully-automated smart factory in the US. The 300,000 square-foot smart factory will begin commercial operations in March 2020, in Lewisville, TX. The state-of-the-art factory will produce 5G and Advanced Antenna System radios to boost network capacity and coverage to meet the demand for rapid 5G deployments in North America. The company’s direct investment in the factory is approximately USD $100 million.

In September 2019, the Company announced that its 269,000 square-foot factory in Tallinn, Estonia, was nearing completion of its two-year digitalization transformation, in the amount of SEK 500 million, to become a 5G manufacturing facility utilizing Ericsson’s own 5G technology. The factory will be fully operational during the first quarter of 2020.

In September 2019, the company announced it concluded the 18-month upgrade, in the amount of SEK 500 million, to modernize the production process (of 5G and 4G radio technology products) in its smart factory in Nanjing, China, in preparation for the introduction and rapid deployments of 5G in China.

The investments are financed by cash flow from operations or by the financing activities described in our Swedish Annual Report 2019.

The information set forth under the following headings of the 2019 Swedish Annual Report is incorporated herein by reference:

•	Financials

•	Board of Directors’ report

•	Financial highlights – Capital expenditures

•	Notes to the consolidated financial statements

•	Note C2 – Property, plant and equipment

•	Note C3 – Leases

•	Risk factors

•	Legal and regulatory risk

•	Environmental, social and governance risk

ITEM 4A. Unresolved Staff Comments

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The information set forth under the following headings of the 2019 Swedish Annual Report is incorporated herein by reference:

•	Ericsson in brief

•	The business

•	Business Model

•	Strategy and financial targets

•	Segments

•	Other information

•	Five-year summary

•	Alternative Performance Measures

•	Financials

•	Board of Directors’ report

•	Business in 2019

•	Financial highlights

•	Business results – Segments

•	Business results – Market Areas

•	Risk management

•	Notes to the consolidated financial statements

•	Note A1 – Significant accounting policies

•	Note F1 – Financial risk management– Foreign exchange risk

•	Risk Factors

Operating results for the years ended December 31, 2017 and 2018

Financial highlights

Net sales

Sales increased by SEK 5.5 billion or 3% to SEK 210.8 (205.4) billion. Networks sales increased by SEK 6.3 billion (5%), Digital Services sales decreased by SEK –0.7 billion (–2%), Managed Services sales decreased by SEK –0.7 billion (–3%) and Emerging Business and Other sales increased by SEK 0.5 billion (7%).

The sales increase in Networks was mainly driven by higher demand for radio access network equipment. Networks sales growth adjusted for comparable units and currency was 3%.

The sales decrease in segment Digital Services was due to lower sales in legacy products. The sales decline in Managed Services was mainly a result of exit of low-performing and non-strategic contracts. The sales increase in segment Emerging Business and Other was driven by growth in iconectiv business due to the multi-year number portability contract in the United States.

In the geographical dimension, sales grew in North America and in Europe and Latin America.

Sales adjusted for comparable units and currency increased by 1%. The sales mix by commodity was: software 21% (21%), hardware 37% (35%) and services 42% (44%).

Gross margin

Gross margin increased to 32.3% (23.3%) with improved margins in hardware and services mainly driven by cost reductions, ramp-up of Ericsson Radio System product platform and good progress in the review of low-performing managed services contracts. A reduced share of services sales had a positive impact on gross margin. Restructuring charges included in the gross margin increased to SEK –5.9 (–5.2) billion. Costs of SEK –5.9 billion, of which SEK –3.1 billion were restructuring charges, impacted gross margin in Digital Services.

Due to technology and portfolio shifts, the company has since 2017 reduced the capitalization of development expenses and the deferral of hardware costs, which had a net impact on gross income of SEK –0.9 (–2.6) billion. Write-down of assets, as well as provisions and adjustments related to certain customer projects had a significant negative impact on gross margin in 2017.

Operating expenses

Operating expenses decreased to SEK –66.8 (–70.6) billion with SG&A expenses of SEK –27.5 (–29.0) billion, R&D expenses of SEK –38.9 (–37.9) billion and impairment losses on trade receivables of SEK –0.4 (–3.6) billion. Restructuring charges included in operating expenses were SEK –2.1 (–3.3) billion.

R&D expenses increased due to increased investments in R&D for Networks. The increase was partly offset by R&D reductions in Digital Services. Higher amortized than capitalized development expenses had a negative effect on R&D expenses of SEK –1.7 (–0.3) billion.

SG&A expenses were reduced as a result of cost reduction activities. The reduction was more than offset by higher provisions for variable compensation, increased costs related to revaluation of customer financing and increased costs for 5G trials.

Other operating income and expenses

Other operating income and expenses was SEK –0.2 (–12.1) billion. In 2017, write-down of intangible assets had a significant negative impact on other operating expenses.

Consequences of technology and portfolio shifts

Due to technology and portfolio shifts the company is reducing the capitalization of development expenses for product platforms and software releases and the deferral of hardware costs. As a consequence, higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs had a negative impact on operating income of SEK –2.6 (–2.9) billion. The amounts related to capitalized software releases were fully amortized in 2017.

Restructuring charges

Restructuring charges amounted to SEK –8.0 (–8.5) billion, which was higher than the earlier estimate of SEK –5 to –7 billion. The restructuring charges in 2018 mainly relate to the cost-reduction program announced in 2017 and costs related to revised BSS strategy. Total restructuring charges for 2019 are estimated to be SEK –3 to –5 billion.

Impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs

SEK billion	2018	2017
Cost of sales	–0.9	–2.6
R&D expenses	–1.7	–0.3
Total impact on operating income	–2.6	–2.9

Operating income and margin

Operating income improved to SEK 1.2 (–34.7) billion. Higher gross margin and sales and lower operating expenses had a positive impact. Write-down of assets, as well as provisions and adjustments related to certain customer projects had a significant negative impact on operating income in 2017. Operating margin was 0.6% (–16.9%). Operating margin excluding restructuring charges of SEK –8.0 (–8.5) billion was 4.4% (–12.8%).

Financial net

The financial net decreased to SEK –2.7 (–1.2) billion, mainly due to increased negative effects of foreign exchange revaluation, negative currency hedge effects and reduced interest rates. The currency hedge effects, which derive from the hedge loan balance in USD, impacted financial net by SEK –0.5 (0.5) billion. The SEK weakened against the USD between December 31, 2017 (SEK/USD rate 8.20) and December 31, 2018 (SEK/USD rate 8.94).

Taxes

Taxes were SEK –4.8 (3.5) billion, negatively impacted by impairment of withholding tax assets in Sweden mainly as a result of pro-visions related to revised BSS strategy. In addition, non-deductible expenses, with-holding tax expenses outside of Sweden and revaluation of tax assets due to a change in Swedish corporate tax rate impacted tax costs negatively.

Net income and EPS

Net income improved to SEK –6.3 (–32.4) billion driven by higher operating income partly offset by a negative financial net and increased tax costs. EPS diluted was SEK –1.98 (–9.94) and EPS (non-IFRS) was SEK 0.27 (–3.24).

Employees

The number of employees on December 31, 2018 was 95,359, a reduction of 5,376 employees compared with Dec 31, 2017.

The employee reduction was mainly in services as a consequence of the cost-reduction program. The number of R&D employees has increased by more than 1,100 in 2018.

Business results – Segments

Networks

Networks represented 66% (64%) of net sales in 2018. The segment delivers products and services that are needed for mobile and fixed communication, several generations of radio networks and transmission networks.

Net sales

Sales increased by 5% to SEK 138.6 (132.3) billion. Sales adjusted for comparable units and currency increased by 3%. The sales increase was due to sales growth in North America and in Europe and Latin America, driven by telecom operator investments in 5G readiness and LTE networks. The Networks share of IPR licensing revenues was SEK 6.5 (6.8) billion.

Gross margin

Gross income increased to SEK 55.2 (43.4) billion and gross margin increased to 39.8% (32.8%). Gross margin increased across all areas, mainly due to improved margins in hardware and a higher share of hardware sales at the expense of services sales. The impact on gross margin of higher recognition than deferral of hardware costs was SEK –0.7 (–1.5) billion. In 2017 the gross margin was negatively impacted by provisions and customer project adjustments.

Operating income

Operating income increased to SEK 19.4 (10.5) billion due to lower restructuring charges as well as higher sales and gross margin. The increase was partly offset by increased operating expenses. Operating expenses increased mainly due to higher investments in R&D to strengthened tech-nology leadership. Net impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs was SEK –0.3 (–1.5) billion. Restructuring charges were SEK –1.8 (–4.8) billion. Operating margin increased to 14.0% (7.9%).

Digital Services

Digital Services represented 18% (19%) of net sales in 2018. The segment provides solutions consisting primarily of software and services in the areas of Digital Business Support Systems (BSS), Operational Support Systems (OSS), Cloud Communication, Cloud Core, and Cloud Infrastructure.

Net sales

Sales decreased by –2%. Sales in BSS declined by –11% while sales in OSS and Cloud Core grew, driven by demand for the 5G-ready portfolio. Sales adjusted for comparable units and currency decreased by –4%.

Gross margin

Gross margin increased to 21.8% (12.1%) as a result of cont-inuous work on service delivery efficiency. Gross margin was negatively impacted by costs related to revised BSS strategy, while cost reductions had a significant positive impact. Gross margin was negatively impacted by significant write-down of assets as well as provisions and customer project adjustments in 2017.

Operating income (loss)

Operating income improved to SEK –13.9 (–27.3) billion. Full-year operating income was SEK –5.5 billion, excluding restructuring charges of SEK –5.4 billion and excluding SEK –3.0 billion for other costs related to revised BSS strategy. This is a significant improvement compared with 2017, with profit improvements across all key portfolio areas. Most of the losses in 2018 are in BSS, and additional strategic actions to materially reduce the losses already in 2019 were announced in January 2019.

Write-down of assets as well as provisions and customer project adjustments had a significant negative impact on income in 2017. Cost reductions had a significant impact on gross margin and operating expenses compared with 2017.

Managed Services

Managed Services represented 12% (13%) of net sales in 2018. The segment delivers managed services and network optimization to telecom operators. Through these offerings, customers entrust Ericsson to run the operations of their network/IT systems and optimize network performance.

Net sales

Sales decreased by –3%. Sales adjusted for comparable units and currency decreased by –5%, as a result of contract exits, partly offset by sales growth in Managed Services IT.

Gross margin

Gross margin increased to 11.2% (–5.9%) mainly as a result of customer contract reviews and efficiency measures.

Write-down of assets as well as provisions and customer project adjustments had a significant negative impact on gross margin in 2017.

Operating income

Operating income improved to SEK 1.1 (–4.1) billion due to higher gross margin.

Restructuring charges amounted to SEK –0.3 (–0.7) billion.

Emerging Business and Other

Segment Emerging Business and Other represented 4% (4%) of net sales in 2018. The segment consists of four businesses; Media Solutions, Red Bee Media, Emerging Business and iconectiv.

Net sales

Sales increased by 7%. Sales adjusted for comparable units and currency increased by 3%, driven by growth in the iconectiv business through a multi-year number portability contract in the United States. Sales in Emerging Business grew by more than 25%. Media Solutions sales declined by –14% due to lower sales in the legacy portfolio. Red Bee Media sales declined by –4% due to renegotiations and changes in scope of contracts.

Gross margin

Gross margin increased to 21.9% (17.5%). Write-down of assets had a significant negative impact on gross margin in 2017.

Operating income (loss)

Operating income (loss) improved to SEK –5.4 (–13.8) billion with significant improvements in Media Solutions and Red Bee Media business. Restructuring charges amounted to SEK –0.6 (–0.5) billion.

Cost reductions had a positive impact on Media Solutions operating income, partly offset by reduced sales and costs of SEK –0.3 billion related to the transaction with One Equity Partners. Write-down of assets had a significant negative impact on Media Solutions income in 2017.

Operational efficiencies and cost reductions had a positive impact on Red Bee Media income, while reduced sales impacted negatively. Write-down of assets had a significant negative impact on Red Bee Media income in 2017.

Losses in Emerging Business were negatively impacted by costs of SEK –0.4 billion, of which SEK –0.1 billion in restructuring charges, for resetting the Edge Gravity business and increased investments in new areas such as IoT and Emodo. The growth in iconectiv business had a positive impact on operating income.

Business results – Market areas

South East Asia, Oceania and India

Sales declined, mainly due to timing of major projects in Vietnam and India. Managed services sales grew slightly mainly due to a new contract, while sales in Digital Services remained flat.

North East Asia

Sales declined due to reduced operator investments in LTE whilst the operators plan for 5G.

North America

Networks sales increased, primarily driven by investments in 5G readiness across all major customers. Digital Services sales increased as operators digitalize operations and improve customer experience to prepare for 5G. Managed Services sales grew, driven by higher variable sales in large customer contracts.

Europe and Latin America

The strong growth in Networks sales in Latin America and parts of Europe was partly offset by lower sales in Managed Services due to exit of non-strategic contracts.

Middle East and Africa

Sales declined slightly. Networks sales declined due to monetary restrictions in certain markets, Digital Services declined due to timing of project milestones while Managed Services sales were flat.

Other1)

Sales declined slightly. IPR licensing revenues amounted to SEK 8.0 (8.3) billion.

Sales per market area and segment 2018 and percent change from 2017

	Networks		Digital Services		Managed Services		Emerging Business and Other		Total
SEK million	2018	Change	2018	Change	2018	Change	2018	Change	2018	Change
South East Asia, Oceania and India	21,337	–9%	4,824	1%	3,388	5%	40	400%	29,589	–6%
North East Asia	15,915	–2%	4,849	–11%	1,465	–22%	80	471%	22,309	–5%
North America	46,452	14%	8,358	4%	3,680	15%	96	–16%	58,586	13%
Europe and Latin America	33,887	15%	12,172	1%	13,191	–6%	313	12%	59,563	7%
Middle East and Africa 2)	13,826	–7%	6,451	–7%	4,046	–1%	15	–67%	24,338	–6%
Other 1)	7,153	–7%	1,435.0	–8%	—	—	7,865	6%	16,453	–1%

Total	138,570	5%	38,089	–2%	25,770	–3%	8,409	7%	210,838	3%
Share of total	66%		18%		12%		4%		100%

1)	Market Area “Other” includes primarily licensing revenues and the major part of segment Emerging Business and Other.
2)	2018 and 2017 are restated due to a change in 2019, where sales reported in Morocco are now reported in Market Area Middle East and Africa (previously Europe and Latin America).

B. Liquidity and Capital Resources

The information set forth under the following headings of the 2019 Swedish Annual Report is incorporated herein by reference:

•	Financials

•	Board of Directors’ report

•	Financial highlights – Cash flow

•	Financial highlights – Financial position

•	Financial highlights – Seasonality

•	Financial highlights – Capital expenditures

•	Notes to the consolidated financial statements

•	Note B9 – Other current liabilities

•	Note D2 – Contingent liabilities

•	Note F1 – Financial risk management

•	Note F4 – Interest-bearing liabilities

•	Note H3 – Statement of cash flows

See “Item 8.B. Financial Information – Significant Changes” herein.

Balance sheet and other performance indicators for the years ended December 31, 2017 and 2018

Cash flow

Cash flow from operating activities reached SEK 9.3 (9.6) billion. Working capital efficiency has improved as a result of a strong focus on cash flow. The business growth in 2018 and high delivery and invoicing volumes towards the end of the year led to some build-up of trade receivables, to be collected in the coming periods. Inventory and trade payables also increased to meet customer demand in a growing market. The combined working capital KPI (sales outstanding days plus inventory days less payable days) improved to 89 (102) days. The ambition is to maintain working capital efficiency and thereby effectively convert income to cash. Cash outlays related to provisions were SEK –6.9 (–8.2) billion, of which cash outlays related to restructuring charges were SEK –4.1 (–5.3) billion.

Cash flow from investing activities was SEK –4.1 (–16.1) billion, impacted by investments and sale of property, plant and equipment with a net effect of SEK –3.6 (–2.9) billion and investments in M&A of SEK –1.3 (0.3) billion. In addition, product development decreased by SEK –0.9 (–1.4) billion due to reduced capitalization of product platform development following technology shifts.

Cash flow from financing activities was SEK –4.1 (5.5) billion. Dividends of SEK 3.4 (3.4) billion were paid out.

The focus on free cash flow and release of working capital, in combination with limited investing activities, resulted in free cash flow of SEK 3.0 (5.1) billion and in free cash flow excluding M&A of SEK 4.3 (4.8) billion.

Financial position

Gross cash increased to SEK 69.0 (67.7) billion and net cash increased to SEK 35.9 (34.7) billion.

Liability for post-employments benefits increased by SEK 3.7 billion mainly due to decreased discount rates and normal service costs. The Swedish defined benefit obligation (DBO) has been calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 9.5 billion lower as of Dec 31, 2018.

The average maturity of long-term borrowings as of Dec 31, 2018, was 3.4 years, a decrease from 4.4 years 12 months earlier.

Ericsson has an unutilized Revolving Credit Facility of USD 2.0 billion. The facility will expire in 2022.

In 2018, Ericsson signed a credit facility agreement of EUR 250 million with the European Investment Bank (EIB). The credit facility is undrawn and will mature five years after disbursement.

Moody’s changed their outlook on Ericsson’s long-term rating from negative to stable. The rating of Ba2 was unchanged.

The capital efficiency improved during the year and the capital turnover reached 1.4 (1.2) times.

Research and development, -patents and licensing

In 2018, R&D expenses amounted to SEK 38.9 (37.9) billion. The increase is mainly due to investments in Networks R&D to increase the competitiveness and profitability of the radio product portfolio. The number of R&D resources were 24,800. The number of patents continued to increase and amounted to approximately 49,000 by end of 2018.

Research and development, patents and licensing

	2018	2017
Expenses (SEK billion)	38.9	37.9
As percent of Net sales	18.5%	18.4%
Employees within R&D as of December 31 1)	24,800	23,600
Patents 1)	49,000	45,000
IPR revenues, net (SEK billion)	8.0	8.3

1)	The number of employees and patents are approximate.

Seasonality

The Company’s sales, income and cash flow from operations vary between quarters, and are generally lowest in the first quarter of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase-patterns of network operators.

Most recent two-year average seasonality

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sequential change, sales	-26%	10%	3%	18%
Share of annual sales	22%	24%	25%	29%

Off-balance sheet arrangements

There are currently no material off-balance sheet arrangements that have, or would be reasonably likely to have, a current or anticipated material effect on the Company’s financial condition, revenues, expenses, result of operations, liquidity, capital expenditures or capital resources.

Capital expenditures

For 2018, capital expenditure was SEK 4.0 (3.9) billion, representing 1.9% of sales. Expenditures are largely related to test sites and equipment for R&D, network operation centers and manufacturing and repair operations.

Ericsson believes that the Company’s property, plant and equipment and the fac-ilities the Company occupies are suitable for its present needs.

Annual capital expenditures are normally around 2% of sales. This corresponds to the needs for keeping and maintaining the current capacity level. The Board of Directors reviews the Company’s investment plans and proposals.

As of December 31, 2018, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

Capital expenditures 2016–2018

SEK billion	2018	2017	2016
Capital expenditures	4.0	3.9	6.1
Of which in Sweden	1.3	1.5	2.0
Share of annual sales 1)	1.9%	1.9%	2.8%

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers,” for more information see Note A3, “Changes in accounting policies.”

C. Research and Development, Patents and Licenses

The information set forth under the following headings of the 2019 Swedish Annual Report is incorporated herein by reference:

•	Highlights 2019 – Strategy execution

•	The business

•	CEO Comment – Technology Leadership

•	Strategy and financial targets

•	Innovation – Global R&D and supply chain

•	Segments

D. Trend Information

The information set forth under the following headings of the 2019 Swedish Annual Report is incorporated herein by reference:

•	Highlights 2019

•	The business

•	This is Ericsson

•	CEO Comment

•	Strategy and financial targets

See “Item 8.B. Financial Information – Significant Changes” herein.

E. Off-Balance Sheet Arrangements

The information set forth under the following headings of the 2019 Swedish Annual Report is incorporated herein by reference:

•	Financials

•	Board of Directors’ report

•	Financial highlights - Off-balance sheet arrangements

•	Notes to the consolidated financial statements

•	Note A1 - Significant accounting policies

•	Note F1 – Financial Risk Management

•	Note D2 – Contingent liabilities

F. Tabular Disclosure of Contractual Obligations

•	Financials

•	Notes to the consolidated financial statements

•	Note D4 – Contractual obligations

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The information set forth under the following headings of the 2019 Swedish Annual Report is incorporated herein by reference:

•	Corporate Governance

•	Corporate Governance report

•	Members of the Board of Directors

•	Members of the Executive Team

See “Item 8.B. Financial Information – Significant Changes” herein.

B. Compensation

The information set forth under the following headings of the 2019 Swedish Annual Report is incorporated herein by reference:

•	Financials

•	Board of Directors’ report

•	Corporate governance – Remuneration

•	Notes to the consolidated financial statements

•	Note G1 – Post-employment benefits

•	Note G2 – Information regarding members of the Board of Directors and Group management

•	Note G3 – Share-based compensation

•	Corporate Governance

•	Corporate Governance report

•	Remuneration to Board members

•	Remuneration report

See “Item 8.B. Financial Information – Significant Changes” herein.

C. Board Practices

The information set forth under the following headings of the 2019 Swedish Annual Report is incorporated herein by reference:

•	Financials

•	Notes to the consolidated financial statements

•	Note G2 – Information regarding members of the Board of Directors and Group management– Comments to the table

•	Corporate Governance

•	Corporate Governance report

•	Board of Directors – Composition of the Board of Directors and diversity

•	Committees of the Board of Directors – Audit and Compliance Committee

•	Committees of the Board of Directors – Remuneration Committee

•	Remuneration report

•	The Remuneration Committee

See “Item 8.B. Financial Information – Significant Changes” herein.

D. Employees

The information set forth under the following headings of the 2019 Swedish Annual Report is incorporated herein by reference:

•	Financials

•	Board of Directors’ report

•	Financial Highlights – Employees

•	Notes to the Consolidated financial statements

•	Note G4 – Employee Information

•	Other information

•	Five-year summary – Statistical data, year-end

We consider that our relationship with the labor unions that represent our employees is good.

Number of employees by market area at year-end

	2019	2018	2017
South East Asia, Oceania and India	24,559	23,959	24,495
North East Asia	13,783	12,788	12,456
North America	9,643	9,727	10,009
Europe and Latin America 1) 2)	47,135	44,621	49,231
Middle East and Africa	4,297	4,264	4,544

Total	99,417	95,359	100,735

1) Of which in Sweden	12,730	12,502	13,864
2) Of which in EU	37,989	35,268	39,508

E. Share Ownership

The information set forth under the following headings of the 2019 Swedish Annual Report is incorporated herein by reference:

•	Share information

•	The Ericsson share—Shareholders

•	Corporate Governance

•	Corporate Governance report

•	Shareholders

•	Members of the Board of Directors

•	Members of the Executive Team

•	Remuneration report

•	Total remuneration in 2019

•	Financials - Notes to the consolidated financial statements

•	Note G2 – Information regarding members of the Board of Directors and Group management

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The information set forth under the following headings of the 2019 Swedish Annual Report is incorporated herein by reference:

•	Corporate Governance

•	Corporate Governance report

•	Shareholders

•	Share information

•	The Ericsson share

•	Shareholders

B. Related Party Transactions

The information set forth under the–following heading of the 2019 Swedish Annual Report is incorporated herein by reference.

•	Financials - Board of Directors’ report

•	Risk management

•	Notes to the consolidated financial statements

•	Note H4 – Related party transactions

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

The information set forth under the following headings of the 2019 Swedish Annual Report is incorporated herein by reference:

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

Refer also to item 8.B herein

B. Significant Changes

US Securities class action

On January 11, 2020, the United States District Court for the Southern District of New York granted Ericsson’s motion to dismiss the putative class action filed in 2018 against Telefonaktiebolaget LM Ericsson, the present President and CEO and the Chief Financial Officer of Ericsson as well as three former executives. At the same time the court granted plaintiffs leave to file a third amended complaint within thirty days. The plaintiffs did not file an amended complaint by the court-ordered deadline.

Sol IP Settlement

Ericsson has after the year-end 2019 resolved the previously communicated litigation with Sol IP, concerning alleged infringement of 20 patents declared to the LTE standard. The patents originated from Electronics and Telecommunications Research Institute (ETRI), a Korean government-funded research institution. The settlement resolves the litigation with Sol IP and involves a patent license agreement between Ericsson, Sol IP and ETRI. The settlement will have a negative impact for 2020 of approximately USD 13 million on operating income within Segment Networks of which USD 10 million will be recorded in Q1 2020 and the balance spread equally over the remaining quarters. This quarterly license fee amortization will continue in subsequent periods. The exact terms of the agreement are confidential.

Ericsson to acquire Genaker to strengthen Mission Critical Push-to-talk offering

On March 12, 2020, Ericsson announced that it had signed an agreement to acquire 100 percent of the shares in Genaker, a provider of Mission Critical Push-to-talk (MC-PTT) solutions. The acquisition strengthens Ericsson’s MC-PTT offering as the mission critical communications and private network market is going through a significant technology shift. Genaker, located in Barcelona, Spain, was founded in 2004 and employs around 30 people, all of whom will transfer to Ericsson as part of the acquisition.

Pandemics, such as for example the one caused by the Coronavirus, COVID-19, could severely impact our local and global operations

Pandemics, such as for example the one caused by the Coronavirus, could severely impact our local and global operations related to e.g. Service Delivery, Research & Development, Sales and Supply, as well as our customers and suppliers, with significant financial and other consequences. As an example, the Coronavirus has caused disturbance to our operations in China where Ericsson has offices and manufacturing sites. It is starting to cause similar disruptions to Ericsson’s operations and those of its customers and suppliers in other countries and to negatively impact the global economy. The effects of those disruptions may have material adverse effects on our business and financial position.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The information set forth in Exhibit 2.[3], “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.” is incorporated herein by reference.

B. Plan of Distribution

Not applicable.

C. Markets

The information set forth in Exhibit 2.[3], “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.” is incorporated herein by reference.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information set forth in Exhibit 2.[3], “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.” is incorporated herein by reference.

C. Material Contracts

The information set forth under the following headings of the 2019 Swedish Annual Report is incorporated herein by reference:

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

Certain United States Federal Income Tax Consequences

The following discussion is a summary of the material United States federal income tax consequences relevant to the ownership and disposition of ADSs or Class B shares. This discussion is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion is not a full discussion of all tax considerations that may be relevant to the ownership and disposition of ADSs or Class B shares and does not address the Medicare tax on net investment income or the effects of any state, local or foreign tax laws. The discussion applies only if you will hold the ADSs and/or the Class B shares as capital assets and you use the USD as your functional currency. It does not deal with the tax treatment of investors subject to special rules, such as grantor trusts, real estate investment trusts, regulated investment companies, banks, brokers or dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of recording for their securities holdings, financial institutions, insurance companies, persons required to accelerate the recognition of any item of gross income with respect to our ADSs or Class B shares as a result of such income being recognized on an applicable financial statement, tax-exempt entities, investors liable for alternative minimum tax, holders (either actually or constructively) of 10% or more of the voting power or the value of our shares, persons holding ADSs and/or Class B shares as part of a hedging, straddle, conversion or constructive sale transaction and persons who are resident or ordinarily resident in Sweden. In addition, investors holding ADSs and/or Class B shares indirectly through partnerships are subject to special rules not discussed below. You should consult your own tax advisors about the United States federal, state, local and foreign tax consequences to you of the ownership and disposition of the ADSs or Class B shares.

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

Passive Foreign Investment Company Status

A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2019. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the composition and value of our assets, as determined from time to time. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relevant provisions of the Code. You should consult your own tax advisors about the consequences of our potential classification as a PFIC.

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

I. Subsidiary Information

See “Item 4.C. Information on the Company - Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative information about market risk

The information set forth under the following heading of the 2019 Swedish Annual Report is incorporated herein by reference.

•	Financials - Board of Directors’ report

•	Risk management

•	Notes to the consolidated financial statements

•	Note F1 – Financial risk management

B. Qualitative information about market risk

The information set forth under the following headings of the 2019 Swedish Annual Report is incorporated herein by reference:

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Depositary fees, charges and payments

During 2019, an annual service fee of $0.02 was charged per ADS, for the operation and maintenance costs in administering the ADS program. The Depositary, Deutsche Bank Trust Company Americas (“Deutsche Bank”), established October 21, 2019 as the record date for payment of annual servicing fees. During 2019, an annual dividend fee of $0.01 was charged per ADS. The Depositary, Deutsche Bank, established April 22, 2019 as the record date for payment of the dividend fee.

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

Fees payable by the Depositary to the Issuer

Effective January 2019, Deutsche Bank agreed to pay Ericsson an amount equal to a fixed percentage of the net revenues, if any, collected by it as a result of charging ADS holders issuance and cancellation fees, and dividend processing and annual servicing fees. In 2019, such amount totaled approximately USD 9.5 million.

Effective January 2019, Deutsche Bank waived the cost of providing the ADS program administrative and reporting services to the extent provided by Deutsche Bank, and has agreed to bear the cost of certain third-party out-of-pocket costs related to the ADS program up to USD 50,000 per year. These costs include costs for the local custodian’s administration of matters relating to meetings of shareholders and costs of certain transfer agent administration services, such as the registration and transfer of depositary receipts. In 2019, such amount totaled approximately USD 61,400.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The information set forth under the following heading of the 2019 Swedish Annual Report is incorporated herein by reference:

•	Corporate Governance

•	Corporate Governance report

•	Internal control over financial reporting 2019 – Disclosure controls and procedures

B. Management’s Annual Report on Internal Control Over Financial Reporting

The information set forth under the section “Financials - Management’s report on internal control over financial reporting” of the 2019 Swedish Annual Report is incorporated herein by reference.

C. Attestation Report of the Registered Public Accounting Firm

The information set forth under the section “Financials - Report of independent registered public accounting firm” of the 2019 Swedish Annual Report is incorporated herein by reference.

D. Changes in Internal Control Over Financial Reporting

The information set forth under the following heading of the 2019 Swedish Annual Report is incorporated herein by reference:

•	Corporate Governance

•	Corporate Governance report

•	Internal control over financial reporting 2019 – Internal control over financial reporting

•	Board of Directors’ Report

•	Report of independent registered public accounting firm

•	Consolidated Financial statements

•	Management’s report on internal control over financial reporting

•	Risk factors

•	Forward-looking statements

ITEM  16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the following heading of the 2019 Swedish Annual Report is incorporated herein by reference.

•	Corporate Governance

•	Corporate governance report

•	Committees of the Board of Directors – Audit Committee – Members of the Audit Committee

ITEM 16B. CODE OF ETHICS

Our Code of Business Ethics is available on our website at https://www.ericsson.com/en/about-us/corporate-governance/code-of-ethics. The Company will promptly disclose to our shareholders, if required by applicable laws or stock exchange requirements, any amendments to or waivers from the Code of Business Ethics applicable to our directors or officers by posting such information on our website at https://www.ericsson.com/en/about-us/corporate-governance/code-of-ethics.

In 2019, Ericsson released an updated Code of Business Ethics, available on the Company’s website at https://www.ericsson.com/en/about-us/corporate-governance/code-of-ethics. As part of the 2019 update, the substantive content was unchanged, merely simplified and reorganized.

The information set forth under the following headings of the 2019 Swedish Annual Report is incorporated herein by reference:

•	The business

•	Sustainability and corporate responsibility

•	Ethics & Compliance program

•	Financials - Board of Directors’ report

•	Corporate Governance – Business integrity

•	Corporate Governance

•	Corporate governance report

•	Regulation and Compliance – Code of business ethics

•	Sustainability

•	Sustainability management

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the Section “Financials - Notes to the consolidated financial statements - Note H5 – Fees to auditors” of the 2019 Swedish Annual Report is incorporated herein by reference.

Audit and Compliance Committee Pre-Approval Policies and Procedures

The Audit and Compliance Committee reviews and approves the scope of audits to be performed by external and internal auditors and analyzes their results and costs. The Audit and Compliance Committee keeps the Board of Directors informed about the external and internal auditors’ performance. It also makes recommendations to the Nomination Committee regarding the external auditor’s election and fees. In order to ensure the external auditor’s independence, the Audit Committee has established pre-approval policies and procedures for audit and non-audit services to be performed by the external auditor. Pre-approval authority may not be delegated to management. The policies and procedures include a list of prohibited services, and audit and non-audit services that require pre-approval by the Committee. Such services fall into two broad categories:

•

General pre-approval – certain services regarding taxes, transactions, risk management, business improvement, attestation and accounting services and the so called general services (other than prohibited services) have received general pre-approval by the Audit and Compliance Committee, provided that the estimated fee for each project does not exceed SEK 1 million. The external auditor must advise the Audit and Compliance Committee with a quarterly summary of ongoing projects related to audit and non-audit services and an annual report of fees and expenses for all audit and non-audit services.

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

All services provided in 2019 by the independent auditors were pre-approved in accordance with the pre-approval policies and procedures described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

All members of the Audit Committee of a NASDAQ New York-listed company must be independent in accordance with NASDAQ New York and SEC rules. SEC Rule 10A-3(b)(1)(iv)(C) under the Exchange Act includes a specific exemption from these independence requirements for Audit Committee members of foreign private issuers who are non-executive employee representatives appointed to the Audit Committee pursuant to local law. The Company relies on this exemption and does not consider that such reliance materially adversely affects the ability of the Audit and Compliance Committee to act independently or to satisfy other SEC requirements applicable to Audit Committees.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Nomination Committee, which is comprised of the Chair of the Board of Directors and representatives of Ericsson’s largest shareholders by voting power, is responsible for proposing the external auditor for election by the shareholders, upon recommendation from the Audit and Compliance Committee of the Board of Directors. Under applicable auditor rotation rules, Ericsson must change auditors from its current auditor PricewaterhouseCoopers AB (“PwC”) no later than in 2021. In light of the foregoing and to secure timely auditor relation, in 2018, Ericsson initiated a tendering process, overseen by the Audit and Compliance Committee, for appointment of the Group’s auditor for the financial year 2020 to be elected by the shareholders at the 2020 Annual General Meeting of shareholders (“AGM”). Based on the results of this tendering process, the Audit and Compliance Committee recommend the Nomination Committee to propose that Deloitte AB be elected new auditor at the 2020 Annual General Meeting. The Nomination Committee’s proposal to elect Deloitte AB as new auditor, was made public by the Company on February 21, 2020. If Deloitte AB is elected new auditor at the AGM 2020, PwC will resign as auditors at the end of the AGM 2020.

In respect of fiscal years 2018 and 2019 and the subsequent interim period through March 19, 2020:

•

PwC has not issued any report on Ericsson’s consolidated financial statements or on the effectiveness of Ericsson’s internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion. The relevant PwC auditor’s reports were not qualified or modified as to uncertainty, audit scope or accounting principles.

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

Ericsson has provided PwC with a copy of the foregoing disclosure and has requested that they furnish it with a letter addressed to the US Securities and Exchange Commission stating whether it agrees with such disclosure and, if not, stating the respects in which it does not agree. A copy of PwC’s letter dated March  19, 2020, in which they stated that they agree with such disclosure, is filed as Exhibit 16.1.

ITEM 16G. CORPORATE GOVERNANCE

Ericsson, as a company whose shares are listed on NASDAQ New York, is subject to the listing requirements and certain of the corporate governance requirements of NASDAQ New York and to certain rules of the SEC.

Under NASDAQ New York rules, all members of the audit committee of a NASDAQ New York- listed company must be independent in accordance with SEC rules. SEC rules include a specific exemption from these independence requirements for an employee of a foreign private issuer who is not an executive officer if the employee is elected or named to the board of directors or audit committee pursuant to the issuer’s governing law or documents, or other home country legal or listing requirements. The Company relies on this exemption and does not consider that such reliance materially adversely affects the ability of the Audit and Compliance Committee to act independently or to satisfy other SEC requirements applicable to audit committees.

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

•

The determination regarding independence of Board members is made by the Nomination Committee (instead of the Board) prior to the Annual General Meeting of Shareholders (“AGM”). Before the AGM 2019, the Nomination Committee determined that the following Board members were independent under all applicable independence requirements, including the NASDAQ New York rules: Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Eric A. Elzvik, Kurt Jofs and Kristin S. Rinne. When appointing members to the committees of the Board, the Board makes determinations regarding committee member independence.

•	The Board holds non-executive directors’ sessions but does not have regularly scheduled meetings with only independent directors present.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See our consolidated financial statements and accompanying notes of the 2019 Swedish Annual Report.

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

EXHIBIT INDEX

The agreements and other documents filed as exhibits to this 2019 Form 20-F are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by the registrant in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Securities Exhibit

Exhibit Number	Description

1	Articles of Association of Telefonaktiebolaget LM Ericsson (amended April 2016) (incorporated herein by reference to Exhibit 1 to the Annual Report on Form 20-F for the year ended December 31, 2016 filed by the registrant on April 26, 2017 (File No 000-12033)

2.1	Second Amended and Restated Deposit Agreement Among Telefonaktiebolaget LM Ericsson (publ) and Deutsche Bank Trust Company Americas, as depositary, and holders of American Depositary Receipts, dated as of January 7, 2014 (incorporated herein by reference to Exhibit 2 to the Annual Report on Form 20-F for the year ended December 31, 2014 filed by the registrant on March 31, 2015 (File No. 000-12033)

2.2	Amendment No. 1, dated as of October 24, 2016, to the Second Amended and Restated Deposit Agreement Among Telefonaktiebolaget LM Ericsson (publ) and Deutsche Bank Trust Company Americas, as depositary, and holders of American Depositary Receipts, dated as of January 7, 2014 (incorporated herein by reference to Exhibit 2.2 to the Annual Report on Form 20-F for the year ended December 31, 2016 filed by the registrant on April 26, 2017 (File No. 000-12033)

2.3	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

6	See “Financials – Notes to the consolidated financial statements – Note A1—Significant accounting policies” of the 2019 Swedish Annual Report

7	For definitions of certain ratios used in this report, see the section of the 2019 Swedish Annual Report entitled “Financial Terminology”

8	See Item 4.C. Organizational Structure

11	Code of Ethics (amended October 2019, available on our website at https://www.ericsson.com/en/about-us/corporate-governance/code-of-ethics)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Swedish Annual Report for 2019 in English (adjusted version)

15.2	Consent of PricewaterhouseCoopers AB

16.1	Letter from PricewaterhouseCoopers AB regarding change in registrants’ certifying accountant

101**	XBRL Instance Document and related items

Exhibit Number	Description

101.INS***	XBRL Instance Document.

101.SCH***	XBRL Taxonomy Extension Schema Document.

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF***	XBRL Taxonomy Definition Linkbase Document.

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document.

*

This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

**

Certain of the information included in Exhibit 15.1 is incorporated by reference into this 2019 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended. With the exception of the items so specified, the 2018 Swedish Annual Report is not deemed to be filed as part of this 2019 Form 20-F.

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

Date March 19, 2020