Form 20-F
period 2020-12-31
ERICSSON LM TELEPHONE CO
filed 2021-03-25
CIK 717826

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2020

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files)    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer” and “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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

This document is our Annual Report on Form 20-F for the year ended December 31, 2020 (the “2020 Form 20-F”). Reference is made to the English version of our Swedish Annual Report for 2020, with certain adjustments made to comply with U.S. requirements, which is attached hereto as Exhibit 15.1 (the “2020 Swedish Annual Report”). Only (i) the information included in this 2020 Form 20-F, (ii) the information in the 2020 Swedish Annual Report that is incorporated by reference in this 2020 Form 20-F, and (iii) the exhibits to the 2020 Form 20-F that are required to be filed pursuant to the Form 20-F shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statement on Form F-3 filed on March 27, 2018 (File No. 333-223954) and any other document filed by us pursuant to the Securities Act of 1933, as amended, which incorporates by reference the 2020 Form 20-F. Any information in the 2020 Swedish Annual Report that is not referenced in the 2020 Form 20-F or filed as an exhibit thereto shall not be deemed to be so incorporated by reference. Certain industry, technical and financial terms used in this 2020 Form 20-F are defined in the subsections entitled “Glossary” and “Financial Terminology” of the 2020 Swedish Annual Report, which are incorporated herein by reference.

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

The information included on http://www.ericsson.com/ and other websites that appear in this 2020 Form 20-F is not incorporated by reference herein. From time to time, we may use our website as a channel of distribution of material company information. Financial and other material information regarding our company is routinely posted on and accessible at http://www.ericsson.com/.

Forward-Looking Statements

This 2020 Form 20-F includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

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

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this 20-F , to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

ITEM 1. IDENTITY	OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER	STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY	INFORMATION

A. Selected Financial Data

The selected financial data previously required this Item has been omitted in reliance on SEC Release No. 33-10890, Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The information set forth under the heading “Financial Report – Risk Factors” of the 2020 Swedish Annual Report is incorporated herein by reference.

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

Subsidiaries and associated companies: For a list of our significant subsidiaries, please see “Item 4C. Shares owned directly by the Parent Company ”. We are engaged in a number of minor joint ventures and cooperative arrangements. For more information regarding risks associated with joint ventures, strategic alliances and third-party agreements, please see “Item 3D. Financial Report–Risk Factors”.

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

The information set forth under the following headings of the 2020 Swedish Annual Report is incorporated herein by reference:

•	Financial Report

•	This is Ericsson

•	Business strategy

•	Business model

•	Board of Directors’ Report

•	Business in 2020

•	Financial Highlights – Capital expenditures

For capital expenditures we usually use available cash from operations.

•	Notes to the Consolidated financial statements

•	Note E2 – Business combinations

•	Note H6 – Events after the reporting period

B. Business Overview

The information set forth under the following headings of the 2020 Swedish Annual Report is incorporated herein by reference:

•	Financial Report

•	This is Ericsson

•	Business strategy

•	Business model

•	Board of Directors’ report

•	Business in 2020

•	Financial highlights – Research and development, patents and licensing

•	Financial highlights – Seasonality

•	Business results – Segments

•	Business results – Market Areas

•	Sourcing and supply

•	Sustainability and Corporate Responsibility

•	Notes to the consolidated financial statements

•	Note B1 – Segment information

•	Risk factors

•	Risks related to business activities and industry

•	Risks related to Ericsson’s financial situation

•	Legal and regulatory risk

•	Internal control risk

•	Environmental, social and governance risk

•	Corporate Governance Report

•	Regulation and compliance

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

Due to its operations in Iran, and having staff permanently in the country, Ericsson has contacts with its local customers and retains certain local suppliers, including banks, and service providers. In addition, Ericsson has other dealings incidental to its local activities, such as making payments for taxes, customs related services, salaries, rents, utilities, local accommodation, transportation, office and similar supplies. As a result, Ericsson has contact with companies and public functions that may be owned or controlled by the government of Iran. While Ericsson seeks to obtain information regarding the actual business names and ownership of customers and other counterparties in Iran through its policies and procedures designed to ensure that Ericsson “knows its customers”, it is challenging to determine ownership and control with certainty, particularly with respect to determining whether an entity engaged in commercial activities is owned or controlled by the government.

Ericsson always strives to honor its engagements with existing customers in compliance with applicable export controls, sanctions and other laws, rules and regulations, carefully evaluates the implications of any sanctions and continues to monitor developments in this area as it relates to the ability to continue delivering products and services to customers. As a result of the US withdrawal from the Joint Comprehensive Plan of Action (the JCPOA) in 2018, Ericsson has reduced its business and organization in Iran significantly but still continues to provide critical services and support to its customers in order for their networks to function. As Ericsson provides such services and support, it may need to interact with other counterparties. Ericsson continues to explore, including with EU and US authorities, whether and how the last years’ disruptive impact on the overall ability to support its customers can be reduced and, by doing so endeavor to avoid undue impacts on the access of the people of Iran to humanitarian items/basic services such as telecommunications.

During 2020, Ericsson sold communications infrastructure related products and services in Iran to the following telecommunications companies operating in the country: Mobile Communication Company of Iran (MCCI), and MTN Irancell. During 2020, Ericsson’s gross revenue (reported as net sales) related to sales to MCCI and MTN Irancell in Iran was approximately SEK 168 million. Ericsson does not normally allocate net profit (reported as net income) on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its operating income (income before taxes and financial net) from such sales was, after internal cost allocation approximately SEK 90 million during 2020.

Ericsson uses the local banks Saman Bank and Pasargad Bank for local transactions in local currency, cash management and deposits. In some instances, Ericsson has had to arrange performance bonds or similar financial guarantees to secure Ericsson’s performance of obligations under the commercial agreements Ericsson has entered into relating to the business in Iran. In such instances, Ericsson usually engages its banks outside Iran, who in turn engage local banks in the country. These local banks include Tejarat Bank, Melli Bank, Parsian Bank, Saman Bank and Saderat Bank. Although some bonds and guarantees are still in place, no new performance bonds or similar guarantees involving these five banks with respect to Ericsson’s business activities in Iran were issued during 2020. During 2020, existing bank guarantees issued by Maskan Bank, Parsian Bank, Post Bank of Iran, Bank Mellat and Tejarat Bank (local banks in Iran) to secure Iranian customer payment obligations to Ericsson were renewed. Further, some payments made to Ericsson’s local subsidiary and payments required to be made by the local subsidiary to suppliers involve banks that may be controlled by the government of Iran.

C. Organizational Structure

The following list shows certain shareholdings owned directly and indirectly by our parent company as of December 31, 2020. A complete list of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Companies Registration Office (Bolagsverket), may be obtained upon request to: Telefonaktiebolaget LM Ericsson, External Reporting, SE-164 83 Stockholm, Sweden.

Shares owned directly by the Parent Company

Company	Reg. No.	Domicile	Percentage of ownership		Par value in local currency, million	Carrying value, SEK million
Subsidiary companies
Ericsson AB	556056-6258	Sweden	100		50	20,731
Ericsson Shared Services AB	556251-3266	Sweden	100		361	2,216
Ericsson Software Technology Holding AB	559094-8963	Sweden	100		—	6
Datacenter i Rosersberg AB	556895-3748	Sweden	100		—	88
Datacenter i Mjärdevi Aktiebolag	556366-2302	Sweden	100		10	69
AB Aulis	556030-9899	Sweden	100		14	6
Ericsson Credit AB	556326-0552	Sweden	100		5	5
Other (Sweden)			—		—	1,709
Ericsson Austria GmbH		Austria	100		4	94
Ericsson Danmark A/S		Denmark	100		90	216
Oy LM Ericsson Ab		Finland	100		13	196
Ericsson France SAS		France	100		21	524
Ericsson Antenna Technology Germany GmbH		Germany	100		2	21
Ericsson Germany GmbH		Germany	100		1	4,232
Ericsson Hungary Ltd.		Hungary	100		1,301	120
L M Ericsson Limited		Ireland	100		4	34
Ericsson Telecomunicazioni S.p.A.		Italy	100		44	3,857
Ericsson Holding International B.V.		The Netherlands	100		222	3,200
Ericsson A/S		Norway	100		75	114
Ericsson Television AS		Norway	100		161	270
Ericsson Corporatia AO		Russia	100		5	5
Ericsson España S.A.		Spain	100		43	14
Ericsson AG		Switzerland	100		—	—
Ericsson Holdings Ltd.		United Kingdom	100		328	10
Other (Europe, excluding Sweden)			—		—	664
Ericsson Holding II Inc.		United States	100		—	25,907
Ericsson Smart Factory Inc.		United States	100		—	191
Companía Ericsson S.A.C.I.		Argentina	95	1)	193	99
Ericsson Canada Inc.		Canada	100		8	51
Belair Networks		Canada	100		108	170
Ericsson Telecom S.A. de C.V.		Mexico	100		939	363
Other (United States, Latin America)			—		—	121
Teleric Pty Ltd.		Australia	100		20	100
Ericsson Ltd.		China	100		2	2
Ericsson (China) Company Ltd.		China	100		65	475
P.T. Ericsson Indonesia		Indonesia	95		3,279	10
Ericsson India Global Services PVT. Ltd		India	100		291	51
Ericsson Kenya Limited		Kenya	100		—	69
Ericsson-LG CO Ltd.		Korea	75		285	2,279
Ericsson (Malaysia) Sdn. Bhd.		Malaysia	70		2	4
Ericsson Telecommunications Pte. Ltd.		Singapore	100		2	1
Ericsson South Africa PTY. Ltd		South Africa	70		—	135
Ericsson Taiwan Ltd.		Taiwan	90		270	36
Ericsson (Thailand) Ltd.		Thailand	49	2)	90	17
Other countries (the rest of the world)			—		—	316
Total						68,798
Joint ventures and associated companies
Concealfab Co		USA	28		7	64
Leone Media Inc.		USA	49		134	790
Rockstar Consortium Group		Canada	21		1	—
Ericsson Nikola Tesla d.d.		Croatia	49		65	330
Total						1,184

1)	Through subsidiary holdings, total holdings amount to 100% of Compania Ericsson S.A.C.I.
2)	Through subsidiary holdings, total holdings amount to 74% of Ericsson (Thailand) Ltd.

Shares owned by subsidiary companies

Company	Reg. No.	Domicile	Percentage of ownership
Subsidiary companies
Ericsson Cables Holding AB	556044-9489	Sweden	100
Ericsson France SAS		France	100
Ericsson Telekommunikation GmbH 1)		Germany	100
Ericsson Telecommunicatie B.V.		The Netherlands	100
Ericsson Telekomunikasyon A.S.		Turkey	100
Ericsson Ltd.		United Kingdom	100
Creative Broadcast Services Holdings Ltd.		United Kingdom	100
Ericsson Inc.		United States	100
Ericsson Wifi Inc.		United States	100
Redback Networks Inc.		United States	100
Telcordia Technologies Inc.		United States	83
Ericsson Telecomunicações S.A.		Brazil	100
Ericsson Australia Pty. Ltd.		Australia	100
Ericsson (China) Communications Co. Ltd.		China	100
Nanjing Ericsson Panda Communication Co. Ltd.		China	51
Ericsson Japan K.K.		Japan	100
Ericsson Communication Solutions Pte Ltd.		Singapore	100

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

D. Property, Plant and Equipment

Primary manufacturing and assembly facilities

We continuously adjust our production capacity to meet expected customer demand. During 2020, our overall capacity utilization** was around 62%.

The table below summarizes where we have major sites and the total floor space at year-end. All facilities are leased, other than Nanjing (China). The majority of the floor space within our production facilities is used for assembly and test.

	2020		2019		2018		2017
	Sites	Thousands of sq meters *	Sites	Thousands of sq meters *	Sites	Thousands of sq meters *	Sites	Thousands of sq meters *
Sweden	1	5	1	5	1	5	1	5
China	1	13.9	1	13.9	1	13.9	1	10
Estonia	1	9	1	9	1	8	1	6
Brazil	1	6.5	1	6.7	1	4.3	1	4.5
USA	1	6	0	0	0	0	0	0

Total	5	40.4	4	34.6	4	31.2	4	25.5

*	Floor space in square meters does not include any warehouses or transportation areas.
**	Test capacity utilization.

In March 2020, the Company opened its first fully-automated smart factory in Lewisville, TX, United States. The 300,000 square-foot smart factory began commercial operations producing millimeter-wave Street Macro base stations, which is key to Ericsson’s 5G portfolio for its North American customers. The company’s direct investment in the factory was approximately USD $100 million.

In September 2019, the Company announced that its 269,000 square-foot factory in Tallinn, Estonia, was nearing completion of its two-year digitalization transformation, in the amount of SEK 500 million, to become a 5G manufacturing facility utilizing Ericsson’s own 5G technology. The factory became fully operational during the first quarter of 2020.

The investments were financed by cash flow from operations or by the financing activities described in our Swedish Annual Report 2019 and 2020.

The information set forth under the following headings of the 2020 Swedish Annual Report is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ report

•	Financial highlights – Capital expenditures

•	Notes to the consolidated financial statements

•	Note C2 – Property, plant and equipment

•	Note C3 – Leases

•	Risk factors

•	Legal and regulatory risk

•	Environmental, social and governance risk

ITEM 4A. Unresolved	Staff Comments

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Year-to-year comparisons between 2019 and 2018 have been omitted from this 2020 Form 20-F but may be found in “Item 5. Operating and Financial Review and Prospects” in our Form 20-F for the fiscal year ended December 31, 2019, which discussion is incorporated herein by reference.

https://www.sec.gov/Archives/edgar/data/717826/000119312520078974/0001193125-20-078974-index.htm

A. Operating Results

The information set forth under the following headings of the 2020 Swedish Annual Report is incorporated herein by reference:

•	Financial Report

•	This is Ericsson

•	Business strategy

•	Business model

•	Board of Directors’ report

•	Business in 2020

•	Financial highlights

•	Business results – Segments

•	Business results – Market Areas

•	Risk management

•	Notes to the consolidated financial statements

•	Note A1 – Significant accounting policies

•	Note F1 – Financial risk management– Foreign exchange risk

•	Risk Factors

•	Five-year summary – Financial information

•	Five-year summary – Non-Financial

•	Alternative performance measures

B. Liquidity and Capital Resources

The information set forth under the following headings of the 2020 Swedish Annual Report is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ report

•	Financial highlights – Cash flow

•	Financial highlights – Financial position

•	Financial highlights – Seasonality

•	Financial highlights – Capital expenditures

•	Notes to the consolidated financial statements

•	Note B9 – Other current liabilities

•	Note D2 – Contingent liabilities

•	Note F1 – Financial risk management

•	Note F4 – Interest-bearing liabilities

•	Note H3 – Statement of cash flows

See “Item 8.B. Financial Information – Significant Changes” herein.

C. Research and Development, Patents and Licenses

The information set forth under the following headings of the 2020Swedish Annual Report is incorporated herein by reference:

•	Financial Report

•	Business Strategy – technology leadership

•	Board of Director’s—Research and development, patents and licensing

•	Risk factors – Risks related to busines activities and industry

D. Trend Information

The information set forth under the following headings of the 2020 Swedish Annual Report is incorporated herein by reference:

•	Financial Report

•	CEO Comment

•	Board of Directors’ Report

•	Business in 2020

•	Financial highlights – Seasonality

•	Business results – Segments

•	Business results – Market Areas

See “Item 8.B. Financial Information – Significant Changes” herein.

E. Off-Balance Sheet Arrangements

The information set forth under the following headings of the 2020 Swedish Annual Report is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ report

•	Financial highlights – Off-balance sheet arrangements

•	Notes to the consolidated financial statements

•	Note A1 – Significant accounting policies

•	Note F1 – Financial Risk Management

•	Note D2 – Contingent liabilities

F. Tabular Disclosure of Contractual Obligations

•	Financial Report

•	Notes to the consolidated financial statements

•	Note D4 – Contractual obligations

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The information set forth under the following headings of the 2020 Swedish Annual Report is incorporated herein by reference:

•	Corporate Governance Report

•	Members of the Board of Directors

•	Members of the Executive Team

See “Item 8.B. Financial Information – Significant Changes” herein.

B. Compensation

The information set forth under the following headings of the 2020 Swedish Annual Report is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ report

•	Corporate governance – Remuneration

•	Guidelines for Remuneration to Group Management

•	Notes to the consolidated financial statements

•	Note G1 – Post-employment benefits

•	Note G2 – Information regarding members of the Board of Directors and Group management

•	Note G3 – Share-based compensation

•	Corporate Governance Report

•	Remuneration to Board members

•	Remuneration report

•	Remuneration report 2020

See “Item 8.B. Financial Information – Significant Changes” herein.

C. Board Practices

The information set forth under the following headings of the 2020 Swedish Annual Report is incorporated herein by reference:

•	Financial Report

•	Notes to the consolidated financial statements

•	Note G2 – Information regarding members of the Board of Directors and Group management– Comments to the table

•	Corporate Governance Report

•	Board of Directors – Composition of the Board of Directors and diversity

•	Committees of the Board of Directors – Audit and Compliance Committee

•	Committees of the Board of Directors – Remuneration Committee

See “Item 8.B. Financial Information – Significant Changes” herein.

D. Employees

The information set forth under the following headings of the 2020 Swedish Annual Report is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ report

•	Financial Highlights – Employees

•	Notes to the Consolidated financial statements

•	Note G4 – Employee Information

•	Five-year summary – Financial information – Statistical data, year-end

•	Five-year summary – Non-financial information – Statistical data, year-end

We consider that our relationship with the labor unions that represent our employees is good.

Number of employees by market area at year-end

	2020	2019	2018
South East Asia, Oceania and India	25,869	24,559	23,959
North East Asia	13,944	13,783	12,788
North America	10,175	9,643	9,727
Europe and Latin America 1)	46,580	47,135	44,621
Middle East and Africa	4,256	4,297	4,264

Total	100,824	99,417	95,359

1) Of which in EU	35,552	37,989	35,268
Of which in Sweden	13,173	12,730	12,502

E. Share Ownership

The information set forth under the following headings of the 2020 Swedish Annual Report is incorporated herein by reference:

•	Financial Report

•	The Ericsson share – Shareholders

•	Notes to the consolidated financial statements

•	Notes G2 – Information regarding members of the Board of Directors and Group Management

•	Corporate Governance Report

•	Members of the Board of Directors

•	Members of the Executive Team

•	Remuneration report

•	Remuneration report 2020

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The information set forth under the following headings of the 2020 Swedish Annual Report is incorporated herein by reference:

•	Financial Report

•	The Ericsson Share – Shareholders

•	Corporate Governance Report

•	Governance structure – Ownership structure

B. Related Party Transactions

The information set forth under the following heading of the 2020 Swedish Annual Report is incorporated herein by reference.

•	Financial Report

•	Notes to the consolidated financial statements

•	Note H4 – Related party transactions

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL	INFORMATION

A. Consolidated Statements and Other Financial Information.

The information set forth under the following headings of the 2020 Swedish Annual Report is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ report

•	Legal proceedings

•	Parent Company – Proposed disposition of earnings

•	Consolidated financial statements

•	Notes to the consolidated financial statements

•	Report of independent registered public accounting firm

•	Five-year summary – Financial information—Statistical data, year-end

See “Item 8.B. Financial Information – Significant Changes”, “Item 10.B. Memorandum and Articles of Association – Dividends” and “Item 17. Financial Statements”, herein.

Refer also to item 8.B herein

B. Significant Changes

Not applicable.

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

C. Material Contracts

The information set forth under the following headings of the 2020 Swedish Annual Report is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ report

•	Material contracts

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

Passive Foreign Investment Company Status

A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2020. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the composition and value of our assets, as determined from time to time. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relevant provisions of the Code. You should consult your own tax advisors about the consequences of our potential classification as a PFIC.

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

I. Subsidiary Information

See “Item 4.C. Information on the Company – Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative information about market risk

The information set forth under the following heading of the 2020 Swedish Annual Report is incorporated herein by reference.

•	Financial Report

•	Board of Directors’ report

•	Risk management

•	Notes to the consolidated financial statements

•	Note F1 – Financial risk management

B. Qualitative information about market risk

The information set forth under the following headings of the 2020 Swedish Annual Report is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ report

•	Risk management

•	Notes to the consolidated financial statements

•	Note F1 – Financial risk management

•	Corporate Governance Report

•	Management

•	Risk management

C. Interim periods

Not applicable.

D. Safe harbor

Not applicable.

E. Small business issuers

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Depositary fees, charges and payments

During 2020, an annual service fee of $0.02 was charged per ADS, for the operation and maintenance costs in administering the ADS program. The Depositary, Deutsche Bank Trust Company Americas (“Deutsche Bank”), established October 20, 2020 as the record date for payment of annual servicing fees. During 2020, an annual dividend fee of $0.01 was charged per ADS. The Depositary, Deutsche Bank, established April 2, 2020 and October 2, 2020 as the record dates for payments of the dividend fee.

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

Fees payable by the Depositary to the Issuer

Effective January 2019, Deutsche Bank agreed to pay Ericsson an amount equal to a fixed percentage of the net revenues, if any, collected by it as a result of charging ADS holders issuance and cancellation fees, and dividend processing and annual servicing fees. In 2020, such amount totaled approximately USD11.5 million.

Effective January 2019, Deutsche Bank waived the cost of providing the ADS program administrative and reporting services to the extent provided by Deutsche Bank, and has agreed to bear the cost of certain third-party out-of-pocket costs related to the ADS program up to USD 50,000 per year. These costs include costs for the local custodian’s administration of matters relating to meetings of shareholders and costs of certain transfer agent administration services, such as the registration and transfer of depositary receipts. In 2020, such amount totaled approximately USD 76,200.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The information set forth under the following heading of the 2020 Swedish Annual Report is incorporated herein by reference:

•	Corporate Governance Report

•	Internal control over financial reporting – Disclosure controls and procedures

B. Management’s Annual Report on Internal Control Over Financial Reporting

The information set forth under the section “Financial Report – Management’s report on internal control over financial reporting” of the 2020 Swedish Annual Report is incorporated herein by reference.

C. Attestation Report of the Registered Public Accounting Firm

The information set forth under the section “Financial Report – Report of independent registered public accounting firm” of the 2020 Swedish Annual Report is incorporated herein by reference.

D. Changes in Internal Control Over Financial Reporting

The information set forth under the following heading of the 2020 Swedish Annual Report is incorporated herein by reference:

•	Corporate Governance Report

•	Internal control over financial reporting – Internal control over financial reporting

ITEM  16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the following heading of the 2020 Swedish Annual Report is incorporated herein by reference.

•	Corporate Governance Report

•	Committees of the Board of Directors

•	Audit Committee – Members of the Audit Committee

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

The information set forth under the following headings of the 2020 Swedish Annual Report is incorporated herein by reference:

•	Corporate Governance Report

•	Regulation and Compliance – Code of business ethics

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the Section “Financial Report – Notes to the consolidated financial statements—Note H5 – Fees to auditors” of the 2020 Swedish Annual Report is incorporated herein by reference.

Audit and Compliance Committee Pre-Approval Policies and Procedures

The Audit and Compliance Committee reviews and approves the scope of audits to be performed by external and internal auditors and analyzes their results and costs. The Audit and Compliance Committee keeps the Board of Directors informed about the external and internal auditors’ performance. It also makes recommendations to the Nomination Committee regarding the external auditor’s election and fees. In order to ensure the external auditor’s independence, the Audit and Compliance Committee has established pre-approval policies and procedures for audit and non-audit services to be performed by the external auditor. Pre-approval authority may not be delegated to management. The policies and procedures include a list of prohibited services, and audit and non-audit services that require pre-approval by the Committee. Such services fall into two broad categories:

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

All services provided in 2020 by the independent auditors were pre-approved in accordance with the pre-approval policies and procedures described above.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Nomination Committee, which is comprised of the Chair of the Board of Directors and representatives of Ericsson’s largest shareholders by voting power, is responsible for proposing the external auditor for election by the shareholders, upon recommendation from the Audit and Compliance Committee of the Board of Directors. Under applicable auditor rotation rules, Ericsson was required to change auditors from its previous auditor Pricewaterhouse Coopers AB no later than in 2021. In light of the foregoing and to secure a timely auditor relation, in 2018, Ericsson initiated a tendering process, overseen by the Audit and Compliance Committee, for appointment of Ericsson’s auditor for the financial year 2020 to be elected by the shareholders at the 2020 Annual General Meeting of shareholders, held on March 31, 2020 (“2020 AGM”). Based on the results of this tendering process, the Audit and Compliance Committee recommended the Nomination Committee to propose that Deloitte AB (“Deloitte”) be elected new auditor at the 2020 AGM. The Nomination Committee’s proposal to elect Deloitte as new auditor, was made public by the Company on February 21, 2020. During the 2020 AGM, Deloitte was elected new auditor for the fiscal year ending December 31, 2020 and after the 2020 AGM, PwC resigned as auditors.

In respect of fiscal years 2018 and 2019 and the subsequent interim period through March 31, 2020:

•

PwC did not issue any report on Ericsson’s consolidated financial statements or on the effectiveness of Ericsson’s internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion. The relevant PwC auditor’s reports were not qualified or modified as to uncertainty, audit scope or accounting principles.

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

Ericsson provided PwC with a copy of the foregoing disclosure in connection with its Annual Report on Form 20-F for the year ended December 31, 2020, and requested that they furnish it with a letter addressed to the US Securities and Exchange Commission stating whether it agrees with such disclosure and, if not, stating the respects in which it does not agree. A copy of PwC’s letter dated March 25, 2021, in which they stated that they agree with such disclosure, is incorporated by reference as Exhibit 16.1.

In respect of fiscal years 2018 and 2019 and the subsequent interim period through March 31, 2020, neither:

the Company nor anyone on its behalf consulted Deloitte regarding either the application of accounting principles to a specific transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that Deloitte concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or regarding any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv)) or a reportable event (as defined in Item 16F(a)(1)(v)).

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

•

The determination regarding independence of Board members is made by the Nomination Committee (instead of the Board) prior to the Annual General Meeting of Shareholders (“AGM”). Before the AGM 2020, the Nomination Committee determined that the following Board members were independent under all applicable independence requirements, including the NASDAQ New York rules: Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Eric A. Elzvik, Kurt Jofs and Kristin S. Rinne. When appointing members to the committees of the Board, the Board makes determinations regarding committee member independence.

•	The Board holds non-executive directors’ sessions but does not have regularly scheduled meetings with only independent directors present.

•

Under applicable Swedish rules, Ericsson is not required to publicly disclose the material terms of all agreements and arrangements between its directors or nominees for director and any person or entity (other than Ericsson) relating to compensation or other payment in connection with such person’s candidacy or service as a director of the company.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See our consolidated financial statements and accompanying notes of the 2020 Swedish Annual Report.

•	Consolidated income statement and Consolidated statement of comprehensive income

•	Consolidated balance sheet

•	Consolidated statement of cash flows

•	Consolidated statement of changes in equity

•	Notes to the consolidated financial statements

•	Report of independent registered public accounting firm

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

EXHIBIT INDEX

The agreements and other documents filed as exhibits to this 2020 Form 20-F are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by the registrant in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Securities Exhibit

Exhibit Number	Description

1	Articles of Association of Telefonaktiebolaget LM Ericsson (amended April 2016) (incorporated herein by reference to Exhibit 1 to the Annual Report on Form 20-F for the year ended December 31, 2016 filed by the registrant on April 26, 2017 (File No 000-12033)

2.1	Second Amended and Restated Deposit Agreement Among Telefonaktiebolaget LM Ericsson (publ) and Deutsche Bank Trust Company Americas, as depositary, and holders of American Depositary Receipts, dated as of January 7, 2014 (incorporated herein by reference to Exhibit 2 to the Annual Report on Form 20-F for the year ended December 31, 2014 filed by the registrant on March 31, 2015 (File No. 000-12033)

2.2	Amendment No. 1, dated as of October 24, 2016, to the Second Amended and Restated Deposit Agreement Among Telefonaktiebolaget LM Ericsson (publ) and Deutsche Bank Trust Company Americas, as depositary, and holders of American Depositary Receipts, dated as of January 7, 2014 (incorporated herein by reference to Exhibit 2.2 to the Annual Report on Form 20-F for the year ended December 31, 2016 filed by the registrant on April 26, 2017 (File No. 000-12033)

2.3	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

6	See “Financials – Notes to the consolidated financial statements – Note A1—Significant accounting policies” of the 2020 Swedish Annual Report

7	For definitions of certain ratios used in this report, see the section of the 2020 Swedish Annual Report entitled “Financial Terminology”

8	See Item 4.C. Organizational Structure

11	Code of Ethics (amended October 2019, available on our website at https://www.ericsson.com/en/about-us/corporate-governance/code-of-ethics)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Swedish Annual Report for 2020 in English (adjusted version)

15.2	Consent of Deloitte AB

15.3	Consent of PricewaterhouseCoopers AB

16.1	Letter from PricewaterhouseCoopers AB regarding change in registrants’ certifying accountant, dated March 25, 2021

101**	XBRL Instance Document and related items

Exhibit Number	Description

101.INS***	XBRL Instance Document.

101.SCH***	XBRL Taxonomy Extension Schema Document.

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF***	XBRL Taxonomy Definition Linkbase Document.

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document.

*

This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

**

Certain of the information included in Exhibit 15.1 is incorporated by reference into this 2020 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended. With the exception of the items so specified, the 2019 Swedish Annual Report is not deemed to be filed as part of this 2020 Form 20-F.

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

Date March 25, 2021