Form 20-F
period 2021-12-31
ERICSSON LM TELEPHONE CO
filed 2022-03-25
CIK 717826

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2021
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
Jonas Stringberg,
Head of Group Controlling and External Reporting
Telephone: +46 10 719 0000, jonas.stringberg@ericsson.com
Torshamnsgatan 21
,
SE-164 83 Stockholm
,
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
This document is our Annual Report on Form

20-F

for the year ended December 31, 2021 (the “2021 Form

20-F”).

Reference is made to the English version of our Swedish Annual Report for 2021, with certain adjustments made to comply with U.S. requirements and the additional disclosure and updates made in the document due to subsequent events which is attached hereto as Exhibit 15.1 (the “2021 Swedish Annual Report (adjusted version)”). Only (i) the information included in this 2021 Form

20-F,

(ii) the information in the 2021 Swedish Annual Report (adjusted version) that is incorporated by reference in this 2021 Form

20-F,

and (iii) the exhibits to the 2021 Form

20-F

that are required to be filed pursuant to the Form

20-F

shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statement on Form

F-3

filed on March 26, 2021 (File

No.333-254736

) and any other document filed by us pursuant to the Securities Act of 1933, as amended, which incorporates by reference the 2021 Form

20-F.

Any information in the 2021 Swedish Annual Report (adjusted version) that is not referenced in the 2021 Form

20-F

or filed as an exhibit thereto shall not be deemed to be so incorporated by reference. Certain industry, technical and financial terms used in this 2021 Form

20-F

are defined in the subsections entitled “Glossary” and “Financial Terminology” of the 2021 Swedish Annual Report (adjusted version), which are incorporated herein by reference.
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
The information included on
http://www.ericsson.com
/ and other websites that appear in this 2021 Form
20-F
is not incorporated by reference herein. From time to time, we may use our website as a channel of distribution of material company information. Financial and other material information regarding our company is routinely posted on and accessible at
http://www.ericsson.com
/.
Forward-Looking Statements
This 2021 Form
20-F
includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including the following:
–– Our goals, targets, strategies, planning assumptions and operational or financial performance expectations, such as the investor day key messages and our targets and strategies as described in the introductory bullets, the CEO comments, the Segment descriptions and in Other information
–– Industry trends, future characteristics and development of the markets in which we operate
–– Our future liquidity, capital resources, capital expenditures, cost savings and profitability
–– The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures
–– The ability to deliver on future plans and to realize potential for future growth
–– The expected operational or financial performance of strategic cooperation activities and joint ventures
–– The time until acquired entities and businesses will be integrated and accretive to income
–– Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.
The words “believe”, “expect”, “foresee”, “anticipate”, “assume”, “intend”, “likely”, “projects”, “may”, “could”, “plan”, “estimate”, “forecast”, “will”, “should”, “would”, “predict”, “aim”, “ambition”, “seek”, “potential”, “target”, “might”, “continue”, or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.
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
20-F,
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
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
The information set forth under the heading “Financial Report – Risk Factors” of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference.

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
Telephone number:
+46 10 719 0000
Website:
www.ericsson.com
. The information included on our website is not incorporated herein by reference.
In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC:
http://www.sec.gov
.
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
Subsidiaries and associated companies:
For a list of our significant subsidiaries, please see “Item 4C. Shares owned directly by the Parent Company”. We are engaged in a number of minor joint ventures and cooperative arrangements. For more information regarding risks associated with joint ventures, strategic alliances and third-party agreements, please see “Item 3D. Financial Report – Risk Factors”.
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
The information set forth under the following headings of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	This is Ericsson

•	Business strategy – Creating long-term value

•	Business model – Customer focus and technology leadership

•	Board of Directors’ Report

•	Business in 2021

•	Financial Highlights - Capital expenditures
For capital expenditures we usually use available cash from operations.

•	Notes to the Consolidated financial statements

•	Note E2 – Business combinations

•	Note H6 – Events after the reporting period
B. Business Overview
The information set forth under the following headings of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	This is Ericsson

•	Business strategy – Creating long-term value

•	Business model – Customer focus and technology leadership

•	Board of Directors’ report

•	Business in 2021

•	Financial highlights – Research and development, patents and licensing

•	Financial highlights – Seasonality

•	Business results – Segments

•	Business results – Market Areas

•	Sourcing and supply

•	Sustainability and Corporate Responsibility

•	Notes to the consolidated financial statements

•	Note B1 – Segment information

•	Risk factors

•	Risks related to business activities and industry

•	Risks related to Ericsson’s financial situation

•	Legal and regulatory risk

•	Internal control risk

•	Environmental, social and governance risk

•	Corporate Governance Report

•	Regulation and compliance
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
During 2021, Ericsson recorded revenues relating to the sale of communications infrastructure related products and services in Iran to the following telecommunications companies operating in the country: Mobile Communication Company of Iran (MCCI), and MTN Irancell. The revenues relating to MCCI relate to sales conducted before 2021. During 2021, Ericsson’s gross revenue (reported as net sales) related to sales to MCCI and MTN Irancell was approximately SEK 111 million. In addition, Ericsson supplied network critical software capacities to MTN Irancell for a current value of approximately SEK 304 million during the year, which was not recorded as revenue as per the applied accounting policies, and thus Ericsson has not yet recorded any net revenues or net profits for these activities. Ericsson does not normally allocate net profit (reported as net income) on a country-by-country
or
activity-by-activity
basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its operating income (income before taxes and financial net) from such sales was, after internal cost allocation approximately SEK 20 million during 2021.
Ericsson uses the local banks Saman Bank and Pasargad Bank for local transactions in local currency, cash management and deposits. In some instances, Ericsson has had to arrange performance bonds or similar financial guarantees to secure Ericsson’s performance of obligations under the commercial agreements Ericsson has entered into relating to the business in Iran. In such instances, Ericsson usually engages its banks outside Iran, who in turn engage local banks in the country. These local banks include Tejarat Bank, Melli Bank, Parsian Bank, Saman Bank and Saderat Bank. Although some bonds and guarantees are still in place, no new performance bonds or similar guarantees involving these five banks with respect to Ericsson’s business activities in Iran were issued during 2021. During 2021, existing bank guarantees issued by Maskan Bank, Parsian Bank, Post Bank of Iran, Bank Mellat and Tejarat Bank (local banks in Iran) to secure Iranian customer payment obligations to Ericsson were renewed. Further, some payments made to Ericsson’s local subsidiary and payments required to be made by the local subsidiary to suppliers involve banks that may be controlled by the government of Iran.
C. Organizational Structure
The following list shows certain shareholdings owned directly and indirectly by our parent company as of December 31, 2021. A complete list of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Companies Registration Office (Bolagsverket), may be obtained upon request to: Telefonaktiebolaget LM Ericsson, External Reporting,
SE-164
83 Stockholm, Sweden.

Shares owned directly by the Parent Company

Company	Reg. No.	Domicile	Percentage of ownership	Par value in local currency, million	Carrying value, SEK million
Subsidiary companies
Ericsson AB	556056-6258	Sweden	100	50	20,731
Ericsson Shared Services AB	556251-3266	Sweden	100	361	2,216
Ericsson Software Technology Holding AB	559094-8963	Sweden	100	—	7
Datacenter i Rosersberg AB	556895-3748	Sweden	100	—	88
Datacenter i Mjärdevi Aktiebolag	556366-2302	Sweden	100	10	69
AB Aulis	556030-9899	Sweden	100	14	6
Ericsson Credit AB	556326-0552	Sweden	100	5	5
Other (Sweden)			—	—	1,142
Ericsson Austria GmbH		Austria	100	4	94
Ericsson Danmark A/S		Denmark	100	90	216
Oy LM Ericsson Ab		Finland	100	13	196
Ericsson France SAS		France	100	21	524
Ericsson Antenna Technology Germany GmbH		Germany	100	2	21
Ericsson Germany GmbH		Germany	100	1	2,844
Ericsson Hungary Ltd.		Hungary	100	1,301	120
L M Ericsson Limited		Ireland	100	4	34
Ericsson Telecomunicazioni S.p.A.		Italy	100	44	3,173
Ericsson Holding International B.V.		The Netherlands	100	222	2,983
Ericsson A/S		Norway	100	75	114
Ericsson Television AS		Norway	100	161	160
Ericsson Corporatia AO		Russia	100	5	5
Ericsson España S.A.		Spain	100	28	14
Ericsson AG		Switzerland	100	—	—
Ericsson Holdings Ltd.		United Kingdom	100	328	10
Other (Europe, excluding Sweden)			—	—	972
Ericsson Holding II Inc.		United States	100	—	30,281
Ericsson Smart Factory Inc.		United States	100	—	191
Companía Ericsson S.A.C.I.		Argentina	95 1)	193	99
Ericsson Canada Inc.		Canada	100	—	51
Belair Networks		Canada	100	108	170
Ericsson Telecom S.A. de C.V.		Mexico	100	939	576
Other (United States, Latin America)			—	—	486
Teleric Pty Ltd.		Australia	100	20	100
Ericsson Ltd.		China	100	2	2
Ericsson (China) Company Ltd.		China	100	65	475
P.T. Ericsson Indonesia		Indonesia	95	9,531	614
Ericsson India Global Services PVT. Ltd		India	100	291	51
Ericsson Kenya Limited		Kenya	100	—	69
Ericsson-LG CO Ltd.		Korea	75	285	2,279
Ericsson (Malaysia) Sdn. Bhd.		Malaysia	100	3	131
Ericsson Telecommunications Pte. Ltd.		Singapore	100	2	1
Ericsson South Africa PTY. Ltd		South Africa	70	—	135
Ericsson Taiwan Ltd.		Taiwan	90	270	36
Ericsson (Thailand) Ltd.		Thailand	49 2)	90	17
Other countries (the rest of the world)			—	—	501
Total					72,009
Joint ventures and associated companies
Concealfab Co		USA	28	—	64
Leone Media Inc.		USA	49	134	790
Ericsson Nikola Tesla d.d.		Croatia	49	65	330
Total					1,184

1)	Through subsidiary holdings, total holdings amount to 100% of Compania Ericsson S.A.C.I.
2)	Through subsidiary holdings, total holdings amount to 74% of Ericsson (Thailand) Ltd.

Shares owned by subsidiary companies

Company	Reg. No.	Domicile	Percentage of ownership
Subsidiary companies
Ericsson Cables Holding AB	556044-9489	Sweden	100
Emodo Inc.		United States	100
Ericsson Telekommunikation GmbH		Germany	100
Ericsson GmbH		Germany	100
Ericsson Telecommunicatie B.V.		The Netherlands	100
Ericsson Telekomunikasyon A.S.		Turkey	100
Ericsson Ltd.		United Kingdom	100
Creative Broadcast Services Holdings Ltd.		United Kingdom	100
Ericsson Inc.		United States	100
Ericsson Wireless Office Inc.		United States	100
Cradlepoint Inc.		United States	100
Iconectiv, LLC.		United States	83
Ericsson Telecomunicações S.A.		Brazil	100
Ericsson Australia Pty. Ltd.		Australia	100
Ericsson (China) Communications Co. Ltd.		China	100
Nanjing Ericsson Panda Communication Co. Ltd.		China	51
Ericsson Japan K.K.		Japan	100
Ericsson Communication Solutions Pte Ltd.		Singapore	100
D. Property, Plant and Equipment
Primary manufacturing and assembly facilities
We continuously adjust our production capacity to meet expected customer demand. During 2021, our overall capacity utilization** was 63%.
The table below summarizes where we have major sites and the total floor space at year-end.
All facilities are leased, other than Nanjing (China). The majority of the floor space within our production facilities is used for assembly and test.

	2021		2020		2019
	Sites	Thousands of sq meters*	Sites	Thousands of sq meters*	Sites	Thousands of sq meters*
Sweden	1	5	1	5	1	5
China	1	13.9	1	13.9	1	13.9
Estonia	1	9	1	9	1	9
Brazil	1	6.5	1	6.5	1	6.7
USA	1	6	1	6	0	0

Total	5	40.4	5	40.4	4	34.6

*	Floor space in square meters does not include any warehouses or transportation areas.
**	Test capacity utilization.
The information set forth under the following headings of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ report

•	Financial highlights – Capital expenditures

•	Notes to the consolidated financial statements

•	Note C2 – Property, plant and equipment

•	Note C3 – Leases

•	Risk factors

•	Legal and regulatory risk

•	Environmental, social and governance risk
ITEM 4A. Unresolved Staff Comments
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Year-to-year
comparisons between 2020 and 2019 have been omitted from this 2021 Form
20-F
but may be found in “Item 5. Operating and Financial Review and Prospects” in our Form
20-F
for the fiscal year ended December 31, 2020, which discussion is incorporated herein by reference.
https://www.sec.gov/Archives/edgar/data/0000717826/000119312521094445/d52839d20f.htm
A. Operating Results
The information set forth under the following headings of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	This is Ericsson

•	Business strategy – Creating long-term value

•	Business model – Customer focus and technology leadership

•	Board of Directors’ report

•	Business in 2021

•	Financial highlights

•	Business results – Segments

•	Business results – Market Areas

•	Risk management

•	Notes to the consolidated financial statements

•	Note A1 – Significant accounting policies

•	Note F1 – Financial risk management– Foreign exchange risk

•	Risk Factors

•	Five-year summary – Financial information

•	Five-year summary – Non-Financial information

•	Alternative performance measures
B. Liquidity and Capital Resources
The information set forth under the following headings of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ report

•	Financial highlights – Cash flow

•	Financial highlights – Financial position

•	Financial highlights – Seasonality

•	Financial highlights – Capital expenditures

•	Notes to the consolidated financial statements

•	Note B9 – Other current liabilities

•	Note D2 – Contingent liabilities

•	Note F1 – Financial risk management

•	Note F4 – Interest-bearing liabilities

•	Note H3 – Statement of cash flows
See “Item 8.B. Financial Information – Significant Changes” herein.
C. Research and Development, Patents and Licenses
The information set forth under the following headings of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Business Strategy – Creating long-term value

•	Business model – Customer focus and technology leadership

•	Board of Director’s - Research and development, patents and licensing

•	Risk factors – Risks related to business activities and industry
D. Trend Information
The information set forth under the following headings of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	CEO Comment

•	Board of Directors’ Report

•	Business in 2021

•	Financial highlights – Seasonality

•	Business results – Segments

•	Business results – Market Areas
See “Item 8.B. Financial Information – Significant Changes” herein.
E.
Off-Balance
Sheet Arrangements
The information set forth under the following headings of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ report

•	Financial highlights - Off-balance sheet arrangements

•	Notes to the consolidated financial statements

•	Note A1 - Significant accounting policies

•	Note F1 – Financial Risk Management

•	Note D2 – Contingent liabilities
F. Tabular Disclosure of Contractual Obligations

•	Financial Report

•	Notes to the consolidated financial statements

•	Note D4 – Contractual obligations

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The information set forth under the following headings of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Corporate Governance Report

•	Members of the Board of Directors

•	Members of the Executive Team
Board Diversity
The table below provides certain information regarding the diversity of our board of directors.

Board Diversity Matrix (as of 24 March, 2022)

Country of Principal Executive Offices:	Sweden

Foreign Private Issuer	Yes

Disclosure Prohibited under Home Country Law	Yes

Total Number of Directors	13

	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity

Directors	3	10	0	0

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	-

LGBTQ+	-

Did Not Disclose Demographic Background	-
See “Item 8.B. Financial Information – Significant Changes” herein.
B. Compensation
The information set forth under the following headings of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ report

•	Corporate governance – Remuneration

•	Guidelines for Remuneration to Group Management

•	Notes to the consolidated financial statements

•	Note G1 – Post-employment benefits

•	Note G2 – Information regarding members of the Board of Directors and Group management

•	Note G3 – Share-based compensation

•	Corporate Governance Report

•	Remuneration to Board members

•	Remuneration report

•	Remuneration report 2021
See “Item 8.B. Financial Information – Significant Changes” herein.
C. Board Practices
The information set forth under the following headings of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Notes to the consolidated financial statements

•	Note G2 – Information regarding members of the Board of Directors and Group management– Comments to the table

•	Corporate Governance Report

•	Board of Directors – Composition of the Board of Directors and diversity

•	Committees of the Board of Directors – Audit and Compliance Committee

•	Committees of the Board of Directors – Remuneration Committee
See “Item 8.B. Financial Information – Significant Changes” herein.
D. Employees
The information set forth under the following headings of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ report

•	Financial Highlights – Employees

•	Notes to the Consolidated financial statements

•	Note G4 – Employee Information

•	Five-year summary – Financial information - Statistical data, year-end

•	Five-year summary – Non-financial information - Statistical data, year-end

We consider that our relationship with the labor unions that represent our employees is good.
Number of employees by market area at
year-end

	2021	2020	2019
South East Asia, Oceania and India	26,369	25,869	24,559
North East Asia	13,091	13,944	13,783
North America	10,344	10,175	9,643
Europe and Latin America 1)	47,064	46,580	47,135
Middle East and Africa	4,454	4,256	4,297

Total	101,322	100,824	99,417

1) Of which in Sweden	14,183	13,173	12,730
E. Share Ownership
The information set forth under the following headings of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	The Ericsson share - Shareholders

•	Notes to the consolidated financial statements

•	Notes G2 – Information regarding members of the Board of Directors and Group Management

•	Corporate Governance Report

•	Members of the Board of Directors

•	Members of the Executive Team

•	Remuneration report

•	Remuneration report 2021
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The information set forth under the following headings of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	The Ericsson Share - Shareholders

•	Corporate Governance Report

•	Governance structure - Ownership structure
B. Related Party Transactions
The information set forth under the following heading of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference.

•	Financial Report

•	Notes to the consolidated financial statements

•	Note H4 – Related party transactions
C. Interests of Experts and Counsel.
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information.
The information set forth under the following headings of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ report

•	Legal proceedings

•	Parent Company – Proposed disposition of earnings

•	Consolidated financial statements

•	Notes to the consolidated financial statements

•	Reports of independent registered public accounting firm

•	Five-year summary – Financial information - Statistical data, year-end
See “Item 8.B. Financial Information – Significant Changes”, “Item 10.B. Memorandum and Articles of Association – Dividends” and “Item 17. Financial Statements”, herein.
Refer also to item 8.B herein
B. Significant Changes
Legal proceedings
Ericsson and Apple were not able to renew the now expired patent license agreement between the parties in a timely manner. On January 18, 2022, Ericsson filed three complaints with the U.S. International Trade Commission (ITC) alleging infringement of 12 patents by certain Apple products. In addition, Ericsson filed companion lawsuits in the Western District of Texas alleging infringement of the same 12 patents. Also, in January 2022 Ericsson filed complaints in several jurisdictions in Europe (Germany, Netherlands, Belgium) and South America (Brazil, Colombia) alleging that certain Apple products infringe Ericsson patents. On January 19, 2022 Apple filed a complaint against Ericsson in the ITC alleging infringement of three Apple patents by certain Ericsson products. Apple also filed a complaint in Germany at the District court of Düsseldorf alleging infringement of a German utility model and another complaint at the District court of Mannheim alleging infringement of an Apple patent by certain Ericsson products. The filing of lawsuits, complaints and other proceedings, when parties take legal action over a patent license agreement renewal, is standard and consequently additional lawsuits, complaints and other proceedings, may follow.
Euro Medium Term Note program
On February 8, 2022, the Company issued new EUR 750 million notes under the Euro Medium Term Note (EMTN) program, with maturity in February 2027.
Vonage
In November 2021, Ericsson announced the entering into of an agreement to acquire Vonage Holdings Corp. for a total acquisition price of approximately USD 6.2 billion. Since then, Vonage shareholder approval has been obtained and all requisite foreign and U.S. regulatory requirements for closing have been satisfied, except for receipt of clearance from the Committee on Foreign Investment in the United States. If the agreement were to terminate under specified circumstances where we have failed to obtain such clearance, we may have to pay a USD 200 million termination fee to Vonage. Ericsson and Vonage continue to work toward closing this acquisition during the first half of 2022, on and subject to the terms of the merger agreement and subject to receiving regulatory approval.
Update on Deferred Prosecution Agreement
On December 6, 2019, Ericsson entered into a Deferred Prosecution Agreement (DPA) with the United States Department of Justice (DOJ). On March 1, 2022, the DOJ informed Ericsson that the disclosure made by the Company prior to the DPA about its internal investigation into conduct in Iraq in the period 2011 until 2019 was insufficient. Furthermore, it determined that the Company breached the DPA by failing to make subsequent disclosure related to the investigation post-DPA.
The Company is in communication with the DOJ regarding the facts and circumstances of the breach determination and is committed to co-operating
with the DOJ to resolve the matter. At this stage it is premature to predict the outcome of this matter. DOJ has sole discretion under the DPA to determine whether a breach has occurred.
Legal proceedings
After the 2021 Swedish Annual Report was finalized on March 3, 2022, Ericsson learned that Telefonaktiebolaget LM Ericsson and certain officers of Ericsson were named as defendants in a putative class action filed in the United States District Court for the Eastern District of New York. The complaint alleges violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and disclosure policies and obligations and the conduct of its business in Iraq.
Ericsson appoints Scott Dresser as Chief Legal Officer
On March 16, 2022, Ericsson announced the appointment of Scott Dresser to the company’s Executive Team as Senior Vice President, Chief Legal Officer and Head of Group Function Legal Affairs & Compliance. Scott has joined Ericsson on 21 March 2022 and is based in the US. Scott Dresser replaces Xavier Dedullen, who resigned from this role as of the same date.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
The information set forth in Exhibit 2.3, “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.” is incorporated herein by reference.
B. Plan of Distribution
Not applicable.
C. Markets
The information set forth in Exhibit 2.3, “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.” is incorporated herein by reference.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The information set forth in Exhibit 2. 3, “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.” is incorporated herein by reference.
C. Material Contracts
The information set forth under the following headings of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference:

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
Passive Foreign Investment Company Status
A
non-U.S.
corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2021. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the composition and value of our assets, as determined from time to time. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relevant provisions of the Code. You should consult your own tax advisors about the consequences of our potential classification as a PFIC.
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
I. Subsidiary Information
See “Item 4.C. Information on the Company - Organizational Structure.”
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
A. Quantitative information about market risk
The information set forth under the following heading of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference.

•	Financial Report

•	Board of Directors’ report

•	Risk management

•	Notes to the consolidated financial statements

•	Note F1 – Financial risk management
B. Qualitative information about market risk
The information set forth under the following headings of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ report

•	Risk management

•	Notes to the consolidated financial statements

•	Note F1 – Financial risk management

•	Corporate Governance Report

•	Management

•	Risk management
C. Interim periods
Not applicable.
D. Safe harbor
Not applicable.
E. Small business issuers
Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Depositary fees, charges and payments
During 2021, an annual service fee of $0.02 was charged per ADS, for the operation and maintenance costs in administering the ADS program. The Depositary, Deutsche Bank Trust Company Americas (“Deutsche Bank”), established October 20, 2021 as the record date for payment of annual servicing fees. During 2021, an annual dividend fee of $0.01 was charged per ADS. The Depositary, Deutsche Bank, established April 1, 2021 and October 1, 2021 as the record dates for payments of the dividend fee.
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
Fees payable by the Depositary to the Issuer
Effective January 2019, Deutsche Bank agreed to pay Ericsson an amount equal to a fixed percentage of the net revenues, if any, collected by it as a result of charging ADS holders issuance and cancellation fees, and dividend processing and annual servicing fees. In 2021, such amount totaled approximately USD 11.6 million.
Effective January 2019, Deutsche Bank waived the cost of providing the ADS program administrative and reporting services to the extent provided by Deutsche Bank, and has agreed to bear the cost of certain third-party out-of-pocket
costs related to the ADS program up to USD 50,000 per year. These costs include costs for the local custodian’s administration of matters relating to meetings of shareholders and costs of certain transfer agent administration services, such as the registration and transfer of depositary receipts. In 2021, such amount totaled approximately USD 73,500.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
The information set forth under the following heading of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Corporate Governance Report

•	Internal control over financial reporting – Disclosure controls and procedures
B. Management’s Annual Report on Internal Control Over Financial Reporting
The information set forth under the section “Financial Report – Management’s report on internal control over financial reporting” of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference.
C. Attestation Report of the Registered Public Accounting Firm
The information set forth under the section “Financial Report – Report of independent registered public accounting firm” of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference.
D. Changes in Internal Control Over Financial Reporting
The information set forth under the following heading of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Corporate Governance Report

•	Internal control over financial reporting – Internal control over financial reporting
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The information set forth under the following heading of the 2021 Swedish Annual Report is incorporated herein by reference:

•	Corporate Governance Report

•	Committees of the Board of Directors

•	Audit and Compliance Committee – Members of the Audit and Compliance Committee
ITEM 16B. CODE OF ETHICS
Our Code of Business Ethics is available on our website at
https://www.ericsson.com/en/about-us/corporate-governance/code-of-ethics
. The Company will promptly disclose to our shareholders, if required by applicable laws or stock exchange requirements, any amendments to or waivers from the Code of Business Ethics applicable to our directors or officers by posting such information on our website at
https://www.ericsson.com/en/about-us/corporate-governance/code-of-ethics
.
The information set forth under the following headings of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Corporate Governance Report

•	Regulation and Compliance – Code of business ethics
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information set forth under the Section “Financial Report - Notes to the consolidated financial statements - Note H5 – Fees to auditors” of the 2021 Swedish Annual Report (adjusted version) is incorporated herein by reference.
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

All services provided in 2021 by the independent auditors were pre-approved
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
Under NASDAQ New York rules, all members of the audit committee of a NASDAQ New York- listed company must be independent in accordance with SEC rules. SEC rules include a specific exemption from these independence requirements for an employee of a foreign private issuer who is not an executive officer if the employee is elected or named to the board of directors or audit committee pursuant to the issuer’s governing law or documents, or other home country legal or listing requirements
.
The Company relies on this exemption and does not consider that such reliance materially adversely affects the ability of the Audit and Compliance Committee to act independently or to satisfy other SEC requirements applicable to audit committees.
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

•
The determination regarding independence of Board members is made by the Nomination Committee (instead of the Board) prior to the Annual General Meeting of Shareholders (“AGM”). Before the AGM 2021, the Nomination Committee determined that the following Board members were independent under all applicable independence requirements, including the NASDAQ New York rules: Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Eric A. Elzvik, Kurt Jofs and Kristin S. Rinne. When appointing members to the committees of the Board, the Board makes determinations regarding committee member independence.

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

•
Ericsson does not solicit proxies for shareholder meetings, which is in accordance with Swedish practices and rules. However, the Board may collect proxies in accordance with the Articles of Association.

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

See “Item 8.B. Financial Information – Significant Changes” herein.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
See our consolidated financial statements and accompanying notes of the 2021 Swedish Annual Report (adjusted version).

•	Consolidated income statement and Consolidated statement of comprehensive income

•	Consolidated balance sheet

•	Consolidated statement of cash flows

•	Consolidated statement of changes in equity

•	Notes to the consolidated financial statements

•	Reports of independent registered public accounting firm (Deloitte PCAOB Id: 1126 ; PwC PCAOB Id: 1419)
ITEM 18. FINANCIAL STATEMENTS
Not applicable.
ITEM 19. EXHIBITS

EXHIBIT INDEX
The agreements and other documents filed as exhibits to this 2021 Form
20-F
are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by the registrant in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.
Securities Exhibit

Exhibit Number	Description

1	Articles of Association of Telefonaktiebolaget LM Ericsson (amended March 2021)

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

4.1
Agreement and plan of merger among Vonage Holdings Corp. and Telefonaktiebolaget LM Ericsson, dated as of November 22, 2021. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on November 22, 2021 by Vonage Holdings Corp. (File No: 001-32887))

6	See “Financials – Notes to the consolidated financial statements – Note A1—Significant accounting policies” of the 2021 Swedish Annual Report (adjusted version)

7	For definitions of certain ratios used in this report, see the section of the 2021 Swedish Annual Report (adjusted version) entitled “Financial Terminology”

8	See Item 4.C. Organizational Structure

11	Code of Ethics (amended June 2021, available on our website at https://www.ericsson.com/en/about-us/corporate-governance/code-of-ethics)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Swedish Annual Report for 2021 in English (adjusted version)

15.2	Consent of Deloitte AB

15.3	Consent of PricewaterhouseCoopers AB

101**	XBRL Instance Document and related items

Exhibit Number	Description

101.INS***	Inline XBRL Instance Document. The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH***	Inline XBRL Taxonomy Extension Schema Document.

101.CAL***	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF***	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB***	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE***	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the inline XBRL document).

*
This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

**
Certain of the information included in Exhibit 15.1 is incorporated by reference into this 2021 Form
20-F,
as specified elsewhere in this report, in accordance with Rule
12b-23(a)(3)
of the Securities Exchange Act of 1934, as amended. With the exception of the items so specified, the 2020 Swedish Annual Report is not deemed to be filed as part of this 2021 Form
20-F.

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
20-F
on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

By:	/s/ JONAS STRINGBERG
Name:	Jonas Stringberg
Title:	Head of Group Controlling and External Reporting

By:	/s/ CARL MELLANDER
Name:	Carl Mellander
Title:	Executive Vice President and Chief Financial Officer
Date March 2
5
, 2022