Form 20-F
period 2022-12-31
ERICSSON LM TELEPHONE CO
filed 2023-03-15
CIK 717826

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2022
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
SE-
164
83 Stockholm, Sweden
(Address of principal executive offices)
Stefan Salentin, Head of Group Controlling and External Reporting
Telephone: +46 10 719 0000, stefan.salentin@ericsson.com
Torshamnsgatan 21,
SE-
164
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
Securities registered or to be registered pursuant to Section 12(g) of the Act:
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
filer or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
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
of the Exchange Act).     Yes  ☐    No  ☒

i

ii

PART I

INTRODUCTION

Unless otherwise indicated, all references herein to “Ericsson,” the “Company,” “the Group,” “we,” “us,” “our” or “our company” are references to Telefonaktiebolaget LM Ericsson and its consolidated subsidiaries.

This document is our Annual Report on Form 20-F for the year ended December 31, 2022 (the “2022 Form 20-F”). Reference is made to the English version of our Swedish Annual Report for 2022, with certain adjustments made to comply with U.S. requirements which is attached hereto as Exhibit 15.1 (the “2022 Swedish Annual Report (adjusted version)”). Only (i) the information included in this 2022 Form 20-F, (ii) the information in the 2022 Swedish Annual Report (adjusted version) that is incorporated by reference in this 2022 Form 20-F, and (iii) the exhibits to the 2022 Form 20-F that are required to be filed pursuant to the Form 20-F shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statement on Form F-3 filed on March 26, 2021 (File No.333-254736) and any other document filed by us pursuant to the Securities Act of 1933, as amended, which incorporates by reference the 2022 Form 20-F. Any information in the 2022 Swedish Annual Report (adjusted version) that is not referenced in the 2022 Form 20-F or filed as an exhibit thereto shall not be deemed to be so incorporated by reference. Certain industry, technical and financial terms used in this 2022 Form 20-F are defined in the subsections entitled “Glossary” and “Financial Terminology” of the 2022 Swedish Annual Report (adjusted version), which are incorporated herein by reference.

Market data and certain industry forecasts used herein were obtained from internal surveys, market research, publicly available information and industry publications. While we believe that the market research, publicly available information and industry publications we use are reliable, we have not independently verified market and industry data from third-party sources. Moreover, while we believe our internal surveys are reliable, they have not been verified by any independent source.

The information included on http://www.ericsson.com/ and other websites that appear in this 2022 Form 20-F is not incorporated by reference herein. From time to time, we may use our website as a channel of distribution of material Company information. Financial and other material information regarding our company is routinely posted on and accessible at http://www.ericsson.com/.

Forward-Looking Statements

This 2022 Form 20-F includes forward-looking statements, including statements reflecting the Company’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Potential material additional costs and liability resulting from our ongoing future compliance with the terms of the DOJ Plea Agreement with the DOJ and extended monitorship

•

Potential to become a target for public scrutiny as a result of entering into the DOJ Plea Agreement with the DOJ, including incorrect misinterpretations of the resolution, complaints to regulatory agencies, negative media publicity and, interference from our competitors, all of which could damage our reputation and materially and adversely affect our business and prospects

•

Risks resulting from entering into the DOJ Plea Agreement including potential debarment from government contracting in the United States and elsewhere, reputational risk, as well as potential negative impact on commercial contracts, dealings with financial institutions, contracts with suppliers, primarily due to counter-party reluctance to continue business relationships

•	Potential material additional liability resulting from past conduct, including allegations of past conduct in Iraq or other locations that remains unresolved or unknown

•

Risks related to internal control and governance, including the potential to incur material liability in connection with internal controls surrounding payments made to third parties in connection with historical conduct in Iraq or other locations

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Ongoing geopolitical and trade uncertainty, including challenging global economic conditions, market trends and pandemics such as COVID-19

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our ability to comply with legal and regulatory requirements internationally

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements.

Any statement that refers to the Company’s strategy, future financial performance, expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward looking statements. Such statements are based on management’s expectations as of the date of this report, unless an earlier date is specified, including expectations based on third-party information and projections that management believes to be reputable.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. Important factors that could affect whether and to what extent any of our forward-looking statements materialize include but are not limited to the factors described throughout this 2022 Form 20-F, including in the section Risk Factors. These forward-looking statements also represent our estimates and assumptions only as of the date that they were made, and to the extent they represent third-party data, we have not undertaken to independently verify such third-party data and do not intend to do so. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Readers are urged to carefully review and consider the various disclosures made in this 2022 Form 20-F and in other documents we file from time to time with our regulators that disclose risks and uncertainties that may affect our business. Unless specifically indicated otherwise, the forward-looking statements in this 2022 Form 20-F do not reflect the potential impact of any divestitures, mergers, acquisitions, or other business combinations that have not been completed as of the date of this report. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this 2022 Form 20-F, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation. We maintain website and external voluntary reports that may be referenced in this 2022 Form 20-F. The information on our website and in our external voluntary reports is not incorporated by reference in, or otherwise to be regarded as part of, this 2022 Form 20-F. We also report to more than one regulator, and our regulators have different definitions of what is or is not or may or may not be “material” for the purposes of our operations, financial statements and strategy. Given this, we may report certain matters to certain regulators and not to others. We may also use definitions of materiality in our voluntary reporting that are different from the definitions we use in our regulatory filings.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Reserved

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The information set forth under the heading “Financial report – Risk factors” of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference.

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

In addition, the U.S. Securities and Exchange Commission (the “SEC”) maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC: http://www.sec.gov.

Agent in the US: Ericsson Inc., 6300 Legacy Drive, Plano, Texas 75024. Telephone number: +1 972 583 0000.

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

Subsidiaries and associated companies: For a list of our significant subsidiaries, please see Item 4.C. “Shares owned directly by the Parent Company.” We are engaged in a number of minor joint ventures and cooperative arrangements. For more information regarding risks associated with joint ventures, strategic alliances and third-party agreements, please see “Item 3.D. Risk Factors.”

Company history and development

Innovating to empower people, business and society

Our origins date back to 1876 when Alexander Graham Bell filed a patent application in the United States for the telephone. The same year, Lars Magnus Ericsson opened a small workshop in Stockholm to repair telegraph instruments and sell his own telephone equipment.

Today, Ericsson enables communications service providers and enterprises to capture the full value of connectivity. The Company’s portfolio spans the following segments: Networks, Cloud Software and Services and Enterprise (which includes Enterprise Wireless Solutions, Global Communications Platform, and Technologies and New Businesses). In addition, segment Other includes media businesses as well as other non-allocated business. Our portfolio is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s innovation investments have delivered the benefits of mobility and mobile broadband to billions of people globally.

The information set forth under the following headings of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	This is Ericsson

•	Business strategy – Creating long-term value

•	Board of Directors’ report

•	Business in 2022

•	Financial highlights—Capital expenditures

For capital expenditures we typically use available cash from operations.

•	Notes to the consolidated financial statements

•	Note E2 – Business combinations

•	Note H6 – Events after the reporting period

B. Business Overview

The information set forth under the following headings of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	This is Ericsson

•	Business strategy – Creating long-term value

•	Board of Directors’ report

•	Business in 2022

•	Financial highlights – Research and development, patents and licensing

•	Financial highlights – Seasonality

•	Business results – Segments

•	Business results – Market areas

•	Sourcing and supply

•	Sustainability and Corporate Responsibility

•	Notes to the consolidated financial statements

•	Note B1 – Segment information

•	Risk factors

•	Risks related to business activities and industry

•	Risks related to Ericsson’s financial situation+

•	Legal and regulatory risk

•	Internal control risk

•	Environmental, social and business conduct risk

•	Corporate Governance report

•	Regulation and compliance

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)

During 2022, Ericsson recorded revenues relating to the sale of communications infrastructure related products and services in Iran to the following telecommunications company operating in the country: MTN Irancell. There are some transactions related to Mobile Communication Company of Iran (MCCI), primarily from internal clearing/accounting of pending old and minor items called as GR/IR (good receipt) clean up. During 2022, Ericsson’s gross revenue (reported as net sales) related to sales to MTN Irancell was SEK 106 million. Ericsson does not normally allocate net profit (reported as net income) on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its operating income (income before taxes and financial net) from such sales was, after internal cost allocation, SEK 29 million during 2022.

In some instances, Ericsson has previously had to arrange performance bonds or similar financial guarantees to secure Ericsson’s performance of obligations under the commercial agreements Ericsson had entered into relating to the business in Iran. In such instances, Ericsson usually engaged its banks outside Iran, who in turn engaged local banks in the country. These local banks include Tejarat Bank, Melli Bank, Parsian Bank and Saderat Bank. Although some bonds and guarantees are still in place, no new performance bonds or similar guarantees involving these banks with respect to Ericsson’s business activities in Iran were issued during 2022. During 2022, existing bank guarantees issued by Maskan Bank, Parsian Bank, Post Bank of Iran, Bank Mellat and Tejarat Bank (local banks in Iran) to secure Iranian customer payment obligations to Ericsson were renewed. Further, some payments made to Ericsson’s local subsidiary and payments required to be made by the local subsidiary to suppliers involve banks that may be controlled by the government of Iran.

Since 2018, Ericsson has reduced its business engagement as well as its presence in Iran significantly but has continued to provide certain critical services and support to telecommunications networks and systems. However, as the complexity associated with operating in the country continues to increase, Ericsson is planning for an orderly wind down as soon as practicable.

C. Organizational Structure

The following list shows certain shareholdings owned directly and indirectly by our Parent Company as of December 31, 2022. A complete list of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Companies Registration Office (Bolagsverket), may be obtained upon request to: Telefonaktiebolaget LM Ericsson, External Reporting, SE-164 83 Stockholm, Sweden.

Shares owned directly by the Parent Company

Company	Reg. No.	Domicile	Percentage of ownership		Par value in local currency, million	Carrying value, SEK million
Subsidiary companies
Ericsson AB	556056-6258	Sweden	100		50	20,731
Ericsson Shared Services AB	556251-3266	Sweden	100		361	2,216
Ericsson Software Technology Holding AB	559094-8963	Sweden	100		—	7
Datacenter i Rosersberg AB	556895-3748	Sweden	100		—	74
Datacenter i Mjärdevi Aktiebolag	556366-2302	Sweden	100		10	69
Aktiebolaget Aulis	556030-9899	Sweden	100		14	6
Ericsson Credit AB	556326-0552	Sweden	100		5	5
Other (Sweden)			—		—	1,257
Ericsson Austria GmbH		Austria	100		4	94
Ericsson Danmark A/S		Denmark	100		90	216
Oy LM Ericsson Ab		Finland	100		13	196
Ericsson France SAS		France	100		21	524
Ericsson Antenna Technology Germany GmbH		Germany	100		2	21
Ericsson Germany GmbH		Germany	100		1	2,844
Ericsson Hungary Ltd.		Hungary	100		1,301	120
L M Ericsson Limited		Ireland	100		4	34
Ericsson Telecomunicazioni S.p.A.		Italy	100		44	2,429
Ericsson Holding International B.V.		The Netherlands	100		222	2,983
Ericsson A/S		Norway	100		75	114
Ericsson Television AS		Norway	100		161	160
Ericsson Corporatia AO		Russia	100		5	5
Ericsson España S.A.		Spain	100		28	14
Ericsson AG		Switzerland	100		—	—
Ericsson Holdings Ltd.		United Kingdom	100		328	10
Ericsson Ltd.		United Kingdom	100		53	1,957
Other (Europe, excluding Sweden)			—		—	974
Ericsson Holding II Inc.		United States	100		—	34,295
Ericsson Smart Factory Inc.		United States	100		—	424
Ericsson Global Network Platform Holding Inc.		United States	100		—	51,298
Companía Ericsson S.A.C.I.		Argentina	95	1)	193	99
Ericsson Canada Inc.		Canada	100		—	221
Ericsson Del Paraguay S.A.		Paraguay	95	1)	42,647	53
Ericsson Telecom S.A. de C.V.		Mexico	100		1,439	576
Other (United States, Latin America)			—		—	389
Teleric Pty Ltd.		Australia	100		20	100
Ericsson Ltd.		China	100		2	2
Ericsson (China) Company Ltd.		China	100		65	475
P.T. Ericsson Indonesia		Indonesia	95		9,531	614
Ericsson India Global Services PVT. Ltd		India	100		291	51
Ericsson Kenya Limited		Kenya	100		—	46
Ericsson-LG CO Ltd.		Korea	75		285	2,279
Ericsson (Malaysia) Sdn. Bhd.		Malaysia	100		3	131
Ericsson Telecommunications Pte. Ltd.		Singapore	100		2	1
Ericsson South Africa PTY. Ltd		South Africa	70		—	135
Ericsson Taiwan Ltd.		Taiwan	90		270	36
Ericsson (Thailand) Ltd.		Thailand	49	2)	90	17
Other countries (the rest of the world)			—		—	336
Total						128,638
Joint ventures and associated companies
Concealfab Co		United States	36		—	298
Leone Media Inc.		United States	46		134	—
Ericsson Nikola Tesla d.d.		Croatia	49		65	330
Total						628

1)	Through subsidiary holdings, total holdings amount to 100% of Compania Ericsson S.A.C.I. and Ericsson Del Paraguay S.A.
2)	Through subsidiary holdings, total holdings amount to 74% of Ericsson (Thailand) Ltd.

Shares owned by subsidiary companies

Company	Reg. No.	Domicile	Percentage of ownership
Subsidiary companies
Ericsson Cables Holding AB	556044-9489	Sweden	100
Emodo Inc.		United States	100
Ericsson Telekommunikation GmbH		Germany	100
Ericsson GmbH		Germany	100
Ericsson Telecommunicatie B.V.		The Netherlands	100
Ericsson Telekomunikasyon A.S.		Turkey	100
Ericsson Inc.		United States	100
Vonage Holdings Corp.		United States	100
Ericsson Wireless Office Inc.		United States	100
Cradlepoint Inc.		United States	100
Iconectiv, LLC.		United States	83
Ericsson Telecomunicações S.A.		Brazil	100
Ericsson Australia Pty. Ltd.		Australia	100
Ericsson (China) Communications Co. Ltd.		China	100
Nanjing Ericsson Panda Communication Co. Ltd.		China	51
Ericsson Japan K.K.		Japan	100

D. Property, Plants and Equipment

Primary manufacturing and assembly facilities

We continuously adjust our production capacity to meet expected customer demand. During 2022, our overall capacity utilization* was 53%.

The table below summarizes where we have major sites and the total floor space at year-end. All facilities are leased, other than Nanjing (China). The majority of the floor space within our production facilities is used for assembly and test.

	2022		2021		2020
	Sites	Thousands of sq meters**	Sites	Thousands of sq meters**	Sites	Thousands of sq meters**
Sweden	1	5	1	5	1	5
China	1	13.9	1	13.9	1	13.9
Estonia	1	9	1	9	1	9
Brazil	1	6.5	1	6.5	1	6.5
United States	1	6	1	6	1	6

Total	5	40.4	5	40.4	5	40.4

*	Test capacity utilization.
**	Floor space in square meters does not include any warehouses or transportation areas.

The information set forth under the following headings of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	Board of Directors’ report

•	Financial highlights – Capital expenditures

•	Notes to the consolidated financial statements

•	Note C2 – Property, plant and equipment

•	Note C3 – Leases

•	Risk factors

•	Legal and regulatory risk

•	Environmental, social and business conduct risk

ITEM 4A. Unresolved Staff Comments

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The information set forth under the following headings of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	This is Ericsson

•	Business strategy

•	Board of Directors’ report

•	Business in 2022

•	Financial highlights

•	Business results – Segments

•	Business results – Market areas

•	Risk management

•	Notes to the consolidated financial statements

•	Note A1 – Significant accounting policies

•	Note F1 – Financial risk management

•	Risk Factors

•	Alternative performance measures

•	Corporate Governance report

•	Regulation and compliance

As announced in May 2022, we began to report financial information according to our new segment structure as of the third quarter 2022. Accordingly, below we provide a discussion of our operating results for 2021 compared 2020 using financial information that has been restated to reflect the new segment structure.

2021 highlights

•

Reported sales were stable at SEK 232.3 billion. Group sales growth adjusted for comparable units and currency was 4%, with an increase in Networks of 7%. The loss of market share in Mainland China impacted sales by SEK -7.7 billion. and the growth rate by -3 percentage points, meaning that excluding Mainland China, sales growth adjusted for comparable units and currency was 8%.

•	Reported net income improved to SEK 23.0 (17.6) billion. Earnings per share (EPS) diluted was SEK 6.81 (5.26).

•	Gross income was SEK 100.7 (93.7) billion, driven by strengthened operation leverage in Networks. Reported gross margin was 43.4% (40.3%).

•	Reported EBIT improved to SEK 31.8 (27.8) billion while the EBIT margin improved to 13.7% (12.0%).

•	EBIT margin excluding restructuring charges improved to 13.9% (12.5%), reaching the 2022 group target already in 2021.

•

Cash flow from operating activities was SEK 39.1 (28.9) billion. Free cash flow before M&A amounted to SEK 32.1 (22.3) billion. Cash and cash equivalents were SEK 54.1 (43.6) billion on December 31, 2021. Net cash was SEK 65.8 (41.9) billion on December 31, 2021.

•	The Board of Directors proposed a dividend for 2021 of SEK 2.50 (2.00) per share to the AGM.

Business in 2021

In 2021, reported sales were stable at SEK 232.3 billion. A stronger Swedish krona (SEK) had a negative impact on reported sales in all segments. Sales growth adjusted for comparable units and currency was 4%, mainly driven by growth in Networks. Networks reported sales grew by 1%, while sales growth adjusted for comparable units and currency was 7%, primarily supported by increased product sales as a result of continued market share gains. From a geographical point of view, sales growth was primarily underpinned by North America, Europe and Latin America as well as in some North East Asia markets. The sales in Mainland China declined by SEK -7.7 billion, due to reduced market share, impacting Group organic growth rate by -3 percentage points.

Reported sales decreased in Cloud Software and Services by -6%, mainly due to reduced variable sales in network managed services in a large contract in North America, after the merger between two operators. Contract rescoping and planned exits also contributed to the sales decline. IPR licensing revenues decreased to SEK 8.1 (10.0) billion, mainly due to lower volumes with one licensee.

Reported gross margin improved to 43.4% (40.3%), primarily driven by strengthened operational leverage in Networks. A higher share of product revenues in the sales mix had a positive impact on the gross margin. Cloud Software and Services gross margin improved to 33.5% (32.7%) mainly as an effect of efficiency gains. Gross margin in Enterprise increased, driven by the acquired Cradlepoint business, which has a higher average gross margin than the other businesses in the Enterprise segment.

Operating expenses increased to SEK -69.1 (-66.3) billion. Research and development (R&D) expenses increased in Networks, Cloud Software and Services and Enterprise. Selling and administrative (SG&A) expenses increased to SEK -27.0 (-26.7) billion through investments in the acquired Cradlepoint business.

Restructuring charges decreased to SEK -0.5 (-1.3) billion. The restructuring charges in 2021 were mainly related to Mainland China.

EBIT was SEK 31.8 (27.8) billion. The improvement was driven by improved gross income in segment Networks.

The number of employees increased to 101,322 (100,824). The increase was mainly due to Research and Development, which increased by 1,210 employees.

Cash flow from operating activities was SEK 39.1 (28.9) billion. Free cash flow before M&A amounted to SEK 32.1 (22.3) billion. The improvement was driven by improved profitability. Cash and cash equivalents were SEK 54.1 (43.6) billion on December 31, 2022. Net cash at December 31, 2021 was SEK 65.8 (41.9) billion.

Financial highlights

Net sales

Reported sales were stable at SEK 232.3 (232.4) billion. Sales in Mainland China declined by SEK -7.7 billion, impacting Group sales growth adjusted for comparable units and currency by -3 percentage points.

Networks sales increased by SEK 1.9 billion, or 1%, to SEK 167.8 billion, with a negative impact of SEK -6.4 billion from reduced market share in Mainland China. Cloud Software and Services sales decreased by SEK -3.4 billion, or -6%, to SEK 56.2 billion, with an impact of SEK -1.3 billion due to the reduced market share in Mainland China. Enterprise sales increased by SEK 1.4 billion, or 30%, to SEK 6.2 billion, driven mainly by Cradlepoint which has a higher average gross margin than the other businesses in the Enterprise segment. Group sales growth adjusted for comparable units and currency increased by 4%, while excluding Mainland China, organic sales growth was 8%.

IPR licensing revenues declined to SEK 8.1 (10.0) billion, mainly due to lower volumes with one licensee.

Networks sales growth adjusted for comparable units and currency increased by 7%. Sales growth was primarily driven by North America, Europe and Latin America. Networks accounted for 72% (71%) of Group sales.

Reported sales in Cloud Software and Services sales declined by -6% mainly due to reduced variable sales in network managed services in a large contract in North America, after the merger between two operators. Contract rescoping and planned exits also contributed to the sales decline. Cloud Software and Services accounted for 24% (26%) of Group sales.

Reported sales in Enterprise grew by 30%, primarily driven by Cradlepoint. Enterprise accounted for 3% (2%) of Group sales.

In the market area dimension, sales growth was driven by North America, and Europe and Latin America.

The sales mix by commodity was: hardware 46% (41%), software 20% (22%) and services 34% (37%).

Gross margin

Reported gross margin increased to 43.4% (40.3%). Gross margin excluding restructuring charges improved to 43.5% (40.6%) driven primarily by strengthened operational leverage in Networks.

Research and development (R&D) expenses

Reported R&D expenses increased to SEK -42.1 (-39.7) billion. R&D expenses increased in Networks and Cloud Software and Services due to increased investments in the segments’ 5G portfolios and in Enterprise as a result of the acquired Cradlepoint business.

Selling and administrative (SG&A) expenses

SG&A expenses increased to SEK -27.0 (-26.7) billion. Selling expenses increased through investments in expanding the sales force in the acquired Cradlepoint business. Revaluation of customer financing was SEK 0.4 (-0.3) billion.

Impairment losses on trade receivables

Reversal of impairment losses on trade receivables was SEK 0.0 (0.1) billion.

Other operating income and expenses

Other operating income and expenses was SEK 0.4 (0.7) billion. Share in earnings of JVs and associated companies was SEK -0.3 (-0.3) billion.

Restructuring charges

Restructuring charges decreased to SEK -0.5 (-1.3) billion. Restructuring charges in 2021 were mainly related to Mainland China.

Earning before financial items and income taxes (EBIT)

Reported EBIT improved to SEK 31.8 (27.8) billion with an EBIT margin of 13.7% (12.0%). EBIT excluding restructuring charges improved to SEK 32.3 (29.1) billion with an EBIT margin excluding restructuring charges of 13.9% (12.5%). The improvement was driven by improved gross income in segment Networks.

Net income

Net income improved to SEK 23.0 (17.6) billion, driven by improved EBIT and lower reported taxes. Earnings per share (EPS) diluted was SEK 6.81 (5.26) and Adjusted EPS was SEK 7.26 (5.83).

EBITA

EBITA improved to SEK 33.3 (29.0) billion with an EBITA margin of 14.3% (12.5%). EBITA excluding restructuring charges increased to SEK 33.8 (30.3) billion corresponding to an EBITA margin excluding restructuring charges of 14.6% (13.1%).

Financial income and expenses, net

Financial income and expenses, net declined to SEK -2.5 (-0.6) billion, mainly due to impact from the currency hedge. The currency hedge effect impacted financial income and expenses, net by SEK -0.8 (1.0) billion. The USD strengthened against the SEK between December 31, 2020 (SEK/USD rate 8.19) and December 31, 2021 (SEK/USD rate 9.05).

Taxes

Taxes were SEK -6.3 (-9.6) billion, positively impacted by utilization of impaired withholding tax assets in Sweden. The effective tax rate in 2021 was 21%, while the effective 2020 tax rate was approximately 35%. Effective tax rate excluding utilization of impaired withholding tax assets in Sweden would have been 25%.

Employees

The number of employees on December 31, 2021 was 101,322, an increase of 498 employees compared with December 31, 2020. In Research and Development, the number of employees increased by 1,210.

Cash flow

Cash flow from operating activities

Reported cash flow from operating activities was SEK 39.1 (28.9) billion. The improvement was attributed to both improved EBIT and decreased operating net assets. Cash flow from operating activities in 2020 was impacted by payments of SEK -3.0 billion into the Swedish Pension Trust. Operating net assets decreased for the full year with a positive impact on cash flow from operating activities of SEK 4.0 billion. Key movements include a negative impact of SEK -5.6 billion related to an increase in inventory, mainly driven by the decision to strengthen the supply chain resilience within Networks. The negative impact was partly offset by a positive impact of SEK 1.4 billion from an increase in trade payables. Cash flow from operating activities was also positively impacted by SEK 4.0 billion from an increase in contract liabilities. Provisions of SEK 4.2 (4.0) billion were utilized, of which SEK 0.8 (0.8) billion related to restructuring charges. Taxes paid were SEK -4.1 billion.

Accounts receivable days of sales outstanding increased to 71 (69) days and working capital days were stable at 65 (65) days.

Free cash flow

Free cash flow before M&A was SEK 32.1 (22.3) billion, or 13.8% (9.6%), in relation to net sales, compared with the long-term target of 9-12%. Capex net and other investing activities were SEK -4.6 (-4.3) billion. Repayment of lease liabilities was SEK -2.4 (-2.4) billion. There were few M&A transactions settled in 2021, and free cash flow after M&A was SEK 32.1 (12.7) billion.

Cash flow from investing activities

Reported cash flow from investing activities was SEK -19.9 (-15.2) billion as a result of purchases of interest-bearing securities.

Cash flow from financing activities

Reported cash flow from financing activities was SEK -9.3 (-12.5) billion including repayment of lease liabilities. During the year, dividends of SEK -6.9 (-6.0) billion were paid to shareholders and the net impact on cash flow from issuance and repayment of long-term debt was SEK 2.1 billion.

Financial position

Gross cash was SEK 97.6 (72.0) billion as a result of the positive free cash flow from operating activities and a SEK 2.6 billion loan with the European Investment Bank (EIB), partly offset by SEK -6.9 (-6.0) billion of dividends paid to shareholders. Net cash was SEK 65.8 (41.9) billion.

Liabilities for post-employment benefits decreased to SEK 36.1 (37.4) billion, primarily due to positive asset returns. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 17.3 billion (SEK 18.8 billion lower than current DBO).

The average maturity of long-term borrowings was 3.5 years as of December 31, 2021, an increase from 2.7 years 12 months earlier. In March 2021, Ericsson repaid its EUR -0.5 billion (SEK -5.1 billion) bond, and in May 2021, Ericsson issued a EUR 0.5 billion (SEK 5.0 billion) senior unsecured eight-year bond.

In September 2021, Ericsson renewed its existing USD 2.0 billion revolving credit facility, linked to two of Ericsson’s long-term sustainability goals. The facility has a five-year tenure with two one-year extension options and is undrawn.

Standard & Poor’s and Fitch have a long-term BBB- rating on Ericsson with stable outlook. Moody’s has a Ba1 rating with stable outlook.

The capital turnover decreased to 1.3 (1.4) times, while Return on capital employed (ROCE) improved to 18.4% (17.0%) driven by improved EBIT.

Research and development, patents and licensing

In 2021, R&D expenses amounted to SEK -42.1 (-39.7) billion. R&D expenses were impacted by SEK -0.1 (-0.4) billion of restructuring charges. The number of R&D resources increased to 27,379 (26,169) and the number of patents continued to increase and amounted to more than 60,000 (57,000) granted patents by end of 2021.

Seasonality

The Company’s sales, income and cash flow from operating activities vary between quarters and are generally lowest in the first quarter of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase patterns of telecom operators.

Off-balance sheet arrangements

There were no off-balance sheet arrangements that have, or would be reasonably likely to have, a current or anticipated material effect on the Company’s financial condition, revenues, expenses, result of operations, liquidity, capital expenditures or capital resources.

Capital expenditures

For 2021, capital expenditures were SEK 3.7 (4.5) billion, representing 1.6% of sales. Expenditures are largely related to test sites and equipment for R&D, network operation centers and manufacturing and repair operations.

Annual capital expenditures are normally around 2% of sales. This corresponds to the needs for keeping and maintaining the current capacity level. The Board of Directors reviews the Company’s investment plans and proposals. As of December 31, 2021, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

Capitalized development expenses

Capitalized development expenses increased to SEK -1.0 (-0.8) billion due to 5G development projects. The net effect on operating income of capitalized and amortized development expenses was SEK -0.1 (0.2) billion.

Business results – Segments

Networks

Networks represented 72% (71%) of Group net sales in 2021. Networks offers multi-technology capable Radio Access Network (RAN) solutions for all network spectrum bands, including integrated high-performing hardware and software. The offering also includes a cloud-native RAN portfolio, a transport portfolio, passive and active antenna solutions and a complete service portfolio covering network deployment and support.

Net sales

Reported sales increased by 1% in 2021 to SEK 167.8 (166.0) billion. Growth was driven primarily by increased product sales as a result of continued market share gains. Sales growth adjusted for comparable units and currency increased by 7%. Sales growth was underpinned by increased sales in North America and in Europe and Latin America as well as in some North East Asian markets. Sales declined by SEK -6.4 billion year-over-year in Mainland China, impacting the growth rate adjusted for comparable units and currency by -4 percentage points.

Gross margin

Reported gross margin increased to 47.0% (43.6%), as a result of continued strengthening of operational leverage and a higher share of product revenues in the sales mix.

EBIT

Reported EBIT increased to SEK 37.3 (30.9) billion with an increase in EBIT margin to 22.2% (18.6%). EBIT excluding restructuring charges improved to SEK 37.5 (31.6) billion with an EBIT margin excluding restructuring charges of 22.4% (19.0%) driven by sales growth and improved gross margin. R&D investments in the 5G portfolio increased during the year, while selling and administrative expenses decreased.

Cloud Software and Services

Cloud Software and Services represented 24% (26%) of Group net sales in 2021. Cloud Software and Services provides solutions for core networks, business and operational support systems, network design and optimization, and network managed services. The focus is to enable communications service providers to succeed in their transition to cloud native, intelligent and automated networks and operations.

Net sales

Reported sales decreased by -6% to SEK 56.2 (59.6) billion in 2021, mainly due to reduced variable sales in network managed services in a large contract in North America, after the merger between two operators. Sales in Mainland China decreased by SEK -1.3 billion year-over-year.

Gross margin

Reported gross margin increased to 33.5% (32.7%), while gross margin excluding restructuring charges increased to 33.9% (33.2%), mainly as a result of efficiency gains, partially offset by the negative impact of initial 5G Core deployment costs.

EBIT (loss) Reported EBIT (loss) was SEK -2.2 (-0.8) billion. EBIT excluding restructuring charges was SEK -2.0 (-0.5) billion.

Enterprise

Segment Enterprise represented 3% (2%) of Group net sales in 2021. The segment comprises of three Business Areas offering solutions primarily to Enterprise: Global Communications Platform (Vonage) including cloud-based Unified Communications as a Service (UCaaS), Contact Center as a Service (CCaaS) and Communications Platform as a Service (CPaaS); Enterprise Wireless Solutions including private wireless networks and wireless WAN (Cradlepoint) pre-packaged solutions; Technologies and New Businesses including mobile financial services, security solutions and advertising services.

Net sales

Reported sales increased by 30% to SEK 6.2 (4.8) billion, driven by the acquired Cradlepoint business. Cradlepoint saw increasing demand for the 5G portfolio during the year. Reported sales and margins for Cradlepoint were in line with the acquisition plan.

Gross margin

Reported gross margin increased to 46.4% (36.9%), while gross margin excluding restructuring charges increased to 46.4% (39.8%) driven by Cradlepoint. Cradlepoint has a higher average gross margin that the other business in the Enterprise segment.

EBIT (loss)

Reported EBIT (loss) was SEK -3.0 (-1.9), while EBIT excluding restructuring charges was SEK -2.9 (-1.7) billion driven by the acquired Cradlepoint business.

Other

Segment Other represented 1% (1%) of Group net sales in 2021. Segment Other includes media businesses as well as other non-allocated business.

Net sales

Reported sales was stable at SEK 2.0 billion.

Gross margin

Reported gross margin was 7.9% (2.4%), while gross margin excluding restructuring charges was 8.3% (3.0%).

EBIT (loss)

Reported EBIT (loss) was SEK -0.3 (-0.3) billion. The 2021 result was impacted by the Nokia settlement related to the 2019 resolution with the U.S. authorities and impairment write-off. EBIT was positively impacted by SEK 1 billion through a positive revaluation of Ericsson investments and data center divestment.

B. Liquidity and Capital Resources

The information set forth under the following headings of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	Board of Directors’ report

•	Financial highlights – Cash flow

•	Financial highlights – Financial position

•	Financial highlights – Seasonality

•	Financial highlights – Off-balance sheet arrangements

•	Financial highlights – Capital expenditures

•	Notes to the consolidated financial statements

•	Note B9 – Other current liabilities

•	Note D1—Provisions

•	Note D2 – Contingent liabilities

•	Note D4—Contractual obligations

•	Note F1 – Financial risk management

•	Note F4 – Interest-bearing liabilities

•	Note H3 – Statement of cash flows

See Item 8.B. “Financial Information – Significant Changes” herein.

C. Research and Development, Patents and Licenses, etc.

The information set forth under the following headings of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	Business strategy

•	Risk factors – Risks related to business activities and industry

•	Board of Directors’ report

•	Financial highlights – Research and development, patents and licensing

Ericsson has a policy of strong commitment to research and development (R&D) with substantial contributions to cutting-edge open standards and technologies, leading the development of cellular technology – from 2G to 5G and beyond. Our strong R&D investments position us to further extend our technology leadership for cost performance and sustainability. It is Ericsson’s policy to protect and capitalize on our R&D investments by creating, securing, protecting, and licensing a portfolio of patents in support of our overall business goals. Our patent portfolio comprises more than 60,000 granted patents, which are licensed globally on FRAND terms to the users of our technology. Ericsson is one of the largest contributors to O-RAN, driving the alignment between 3GPP and Open RAN and investing heavily in Cloud RAN to ensure long-term competitiveness. Within Enterprise, Ericsson is increasing investments in developing the network APIs. Other areas of focus in R&D include the capability of networks to handle gigabytes per second more efficiently, using more automation, using Artificial Intelligence to improve network performance and reducing energy consumption, while securing sustainability leadership to support customers to lower the total cost of ownership and meet net zero requirements.

Research and Development and Patent Information

	2022	2021	2020
R&D employees	29,304	27,379	26,169
R&D expenses SEK bn	47.3	42.1	39.7
Patents	over 60,000	over 60,000	over 57,000

D. Trend Information

The information set forth under the following headings of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	CEO Comment

•	Board of Directors’ report

•	Business in 2022

•	Financial highlights – Seasonality

•	Business results – Segments

•	Business results – Market areas

See Item 8.B. “Financial Information – Significant Changes” herein.

E. Critical accounting estimates

•	Financial report

•	Notes to the consolidated financial statements

•	Note A2—Critical accounting estimates and judgments

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The information set forth under the following headings of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Corporate Governance report

•	Members of the Board of Directors

•	Members of the Executive Team

Board Diversity

The table below provides certain information regarding the diversity of our board of directors. Each of the categories listed in the table has the meaning ascribed to it in NASDAQ Listing Rule 5605(f).

Board Diversity Matrix (as of March 15, 2023)
Country of Principal Executive Offices:	Sweden

Foreign Private Issuer	Yes

Disclosure Prohibited under Home Country Law	Yes

Total Number of Directors	11

	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity

Directors	4	7	0	0

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	—

LGBTQ+	—

Did Not Disclose Demographic Background	—

The information set forth under the following headings of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	Notes to the consolidated financial statements

•	Note G3 – Share-based compensation

See Item 8.B. “Financial Information – Significant Changes” herein.

B. Compensation

The information set forth under the following headings of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	Board of Directors’ report

•	Corporate governance – Remuneration

•	Guidelines for Remuneration to Group Management

•	Notes to the consolidated financial statements

•	Note G1 – Post-employment benefits

•	Note G2 – Information regarding members of the Board of Directors and Group management

•	Note G3 – Share-based compensation

•	Corporate Governance report

•	Remuneration to Board members

•	Remuneration report

•	Remuneration report 2022

See Item 8.B. “Financial Information – Significant Changes” herein.

C. Board Practices

The information set forth under the following headings of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	Notes to the consolidated financial statements

•	Note G2 – Information regarding members of the Board of Directors and Group management – Comments to the table

•	Corporate Governance report

•	Board of Directors – Composition of the Board of Directors and diversity

•	Committees of the Board of Directors – Audit and Compliance Committee

•	Committees of the Board of Directors – Remuneration Committee

See Item 8.B. “Financial Information – Significant Changes” herein.

D. Employees

The information set forth under the following headings of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	Board of Directors’ report

•	Financial Highlights – Employees

•	Notes to the Consolidated financial statements

•	Note G4 – Employee Information

We consider that our relationship with the labor unions that represent our employees is good.

Number of employees by market area at year-end

	2022	2021	2020
South East Asia, Oceania and India	27,761	26,369	25,869
North East Asia	13,207	13,091	13,944
North America	11,993	10,344	10,175
Europe and Latin America 1)	48,023	47,064	46,580
Middle East and Africa	4,545	4,454	4,256

Total	105,529	101,322	100,824

1) Of which in Sweden	14,481	14,183	13,173

E. Share Ownership

The information set forth under the following headings of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	The Ericsson share—Shareholders

•	Notes to the consolidated financial statements

•	Note G2 – Information regarding members of the Board of Directors and Group management

•	Corporate Governance report

•	Members of the Board of Directors

•	Members of the Executive Team

•	Remuneration report

•	Remuneration report 2022

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The information set forth under the following headings of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	The Ericsson Share—Shareholders

•	Corporate Governance report

•	Governance structure—Ownership structure

B. Related Party Transactions

The information set forth under the following heading of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference.

•	Financial Report

•	Notes to the consolidated financial statements

•	Note H4 – Related party transactions

•	Note G2 – Information regarding members of the Board of Directors and Group management

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

The information set forth under the following headings of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	Board of Directors’ report

•	Legal proceedings

•	Parent Company – Proposed disposition of earnings

•	Consolidated financial statements

•	Notes to the consolidated financial statements

•	Reports of independent registered public accounting firm

See Item 8.B. “Financial Information – Significant Changes,” Item 10.B. “Additional Information—Memorandum and Articles of Association” and Item 17. “Financial Statements” herein.

B. Significant Changes

Proposals from the Nomination Committee

On January 11, 2023, Ericsson announced the Nomination Committee’s proposal that the shareholders elect at the Annual General Meeting 2023 ten ordinary board members with no deputy directors. The Nomination Committee proposed that the following persons be elected as board members:

•	Jan Carlson, Chairman (re-election as director, new election as Chairman)

•	Helena Stjernholm (re-election)

•	Jacob Wallenberg (re-election)

•	Jon Fredrik Baksaas (re-election)

•	Carolina Dybeck Happe (re-election)

•	Börje Ekholm (re-election)

•	Eric A. Elzvik (re-election)

•	Kristin S. Rinne (re-election)

•	Christy Wyatt (new election)

•	Jonas Synnergren (new election)

In addition, the Nomination Committee informed the Company that the current chairman, Ronnie Leten, and board members Kurt Jofs and Nora Denzel had informed the Nomination Committee that they will not stand for re-election at the Annual General Meeting 2023. The Company expects to hold its Annual General Meeting on March 29, 2023, and the Nomination Committee’s complete proposals and motivated statement are available on the Company’s website www.ericsson.com.

Update on Deferred Prosecution Agreement

In 2019, Ericsson entered into a deferred prosecution agreement (DPA) with the United States Department of Justice (DOJ) in order to resolve past (prior to 2017) Foreign Corrupt Practices Act (FCPA) violations relating to misconduct in certain countries. The DPA provided that, in the event of any breach of its ongoing DPA obligations, the Company could be prosecuted for the historical FCPA violations covered by the DPA.

As announced in October 2021 and March 2022, the DOJ notified Ericsson that it failed to provide certain documents and information to the DOJ in a timely manner and did not adequately report to the DOJ certain information relating to the 2019 internal Iraq investigation. The DOJ has not alleged or charged Ericsson with any new criminal misconduct since the start of the DPA.

The Company’s internal investigation and its cooperation with authorities in relation to the matters discussed in a 2019 internal Iraq investigation report remain open and ongoing. With respect to the matters described in the 2019 internal Iraq investigation report, the Company continues to thoroughly investigate the matters in full cooperation with the DOJ and the SEC.

As previously disclosed, the Company’s 2019 investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization and significant further investigation over the course of 2022 has not altered this conclusion. Since 2019, Ericsson has taken significant remedial measures, overseen by the Board of Directors. These include enhancing its group-wide approach to risk management and strengthening its compliance program and internal controls. The Company agreed in December 2022 to extend its independent compliance monitorship with one year, until June 2024, to further our efforts to embed best-in-class compliance, risk management and internal controls across the organization. On March 2, 2023, the Company reached a resolution (DOJ Plea Agreement) with the DOJ regarding non-criminal breaches under its DPA. Under the DOJ Plea Agreement, Ericsson will plead guilty to previously deferred charges relating to conduct prior to 2017. In addition, Ericsson has agreed to pay a fine of USD 206,728,848. The entry of the DOJ Plea Agreement will bring the DPA to an end. In the fourth quarter of 2022, the Company made a provision of SEK 2.3 billion (approx. USD 220 million) in relation to the DOJ Plea Agreement, including estimated expenses (SEK 0.1 billion) for the extended compliance monitorship.

Ericsson announces changes to the Executive Team

On January 25, 2023, Ericsson announced that Jenny Lindqvist has been appointed as Senior Vice President, Head of Market Area Europe & Latin America, as of February 1, 2023. Effective the same date she will become member of the Ericsson Executive Team, reporting to the CEO. Jenny Lindqvist has a Master of Science in Business & Economics from Stockholm School of Economics. Previous management positions within Ericsson Business Area and Market Area organizations include Head of Global Customer Unit Telia Company, Head of Solution Line Intelligent Transport Systems, Key Account Manager Telenor, Managed Services Engagement Lead and Business Manager Multimedia. Previous positions outside Ericsson include roles in management consulting in France and Sweden, as well as in Pharmaceuticals in the Philippines.

As a member of Ericsson’s Executive Leadership Team, Jenny Lindqvist succeeds Stefan Koetz who has been acting in this role as of June 1, 2022. Stefan will take on a new role as Head of Strategic Projects for Market Area Europe & Latin America.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The information set forth in Exhibit 2.3, “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934” is incorporated herein by reference.

B. Plan of Distribution

Not applicable.

C. Markets

The information set forth in Exhibit 2.3, “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934” is incorporated herein by reference.

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

C. Material Contracts

The information set forth under the following headings of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	Board of Directors’ report

•	Material contracts

•	Notes to the consolidated financial statements

•	Note E2 – Business combinations

Vonage Merger Agreement

On November 22, 2021, Ericsson, Vonage Holdings Corp. (“Vonage”) and Ericsson Muon Holding Inc. (“Ericsson Muon”) entered into an Agreement and Plan of Merger (the “Vonage Merger Agreement”) providing for the acquisition of Vonage by Ericsson.

The Vonage Merger Agreement provides that, among other things, upon the terms and subject to the conditions set forth in the Vonage Merger Agreement, Ericsson Muon will merge with and into Vonage, with Vonage continuing as the surviving corporation and an indirect wholly owned subsidiary of Ericsson. Pursuant to the Vonage Merger Agreement, each share of common stock, par value $0.001 USD per share, of Vonage prior to the effective time of the merger (other than specific exceptions noted in the Vonage Merger Agreement) were converted into the right to receive $21.00 USD per share in cash, without interest.

The Vonage Merger Agreement was subject to customary representations and warranties, and customary covenants and agreements. On July 21, 2022, Ericsson completed the acquisition of Vonage through an all cash transaction for approximately $6.2 billion USD.

Cradlepoint Merger Plan Agreement

On September 18, 2020, Ericsson and Cradlepoint Inc. (“Cradlepoint”), a US company providing wireless WAN Edge 4G and 5G solutions, entered into an agreement and plan of merger (the “Cradlepoint Merger Plan Agreement”). Pursuant to the Cradlepoint Merger Plan Agreement, Ericsson acquired all of the shares of Cradlepoint, and Cradlepoint became an indirect wholly owned subsidiary of Ericsson while continuing to operate under its existing brand, for a purchase price of SEK 9.5 billion (approximately $1.1 billion USD).

The Cradlepoint Merger Plan Agreement was subject to customary representations and warranties, and customary covenants and agreements. On November 2, 2020, Ericsson completed the acquisition of Cradlepoint.

D. Exchange Controls

There is no Swedish legislation affecting the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, except that, subject to the provisions in any tax treaty, dividends are subject to withholding tax.

E. Taxation

General

The taxation discussion set forth below does not purport to be a complete analysis or listing of all potential tax effects relevant to the acquisition, ownership or disposition of Class B shares or ADSs. The statements of United States and Swedish tax laws set forth below are based on the laws in force as of the date of this report and may be subject to any changes in United States or Swedish law, and in any double taxation convention or treaty between the United States and Sweden, occurring after that date, which changes may then have a retroactive effect.

Specific tax provisions may apply for certain categories of taxpayers. Your tax treatment if you are a holder of Class B shares or ADSs depends in part on your particular situation. If you are a holder of Class B shares or ADSs, you should, therefore, consult a tax advisor as to the tax consequences relating to your particular circumstances resulting from the ownership of Class B shares or ADSs.

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

Certain United States Federal Income Tax Consequences

The following discussion is a summary of the material United States federal income tax consequences relevant to the ownership and disposition of ADSs or Class B shares. This discussion is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed U.S. Treasury regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion is not a full discussion of all tax considerations that may be relevant to the ownership and disposition of ADSs or Class B shares, and does not address the Medicare tax on net investment income or the effects of any state, local or non-U.S. tax laws. The discussion applies only if you hold the ADSs and/or the Class B shares as capital assets and you use the USD as your functional currency. It does not deal with the tax treatment of investors subject to special rules, such as grantor trusts, real estate investment trusts, regulated investment companies, banks, brokers or dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of recording for their securities holdings, financial institutions, insurance companies, persons required to accelerate the recognition of any item of gross income with respect to our ADSs or Class B shares as a result of such income being recognized on an applicable financial statement, tax-exempt entities, investors liable for alternative minimum tax, holders (either actually or constructively) of 10% or more of the voting power or the value of our shares, persons holding ADSs and/or Class B shares as part of a hedging, straddle, conversion or constructive sale transaction and persons who are resident or ordinarily resident in Sweden. In addition, investors holding ADSs and/or Class B shares indirectly through partnerships are subject to special rules not discussed below. You should consult your tax advisors about the United States federal, state, local and non-U.S. tax consequences to you of the ownership and disposition of the ADSs or Class B shares.

The discussion below is not binding on the U.S. Internal Revenue Service (the “IRS”) or any court. Therefore, we can provide no assurance that the United States federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

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

The discussion below assumes that the representations contained in the deposit agreement governing the ADSs are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you are expected to be treated as the holder of the underlying Class B shares represented by those ADSs for United States federal income tax purposes. The remainder of this discussion assumes that a holder of ADSs will be treated in this manner.

Dividends

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions paid (before reduction for any Swedish withholding taxes) with respect to the ADSs or Class B shares generally will be included in your gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the ADSs or Class B shares and thereafter as capital gain. Because we do not maintain calculations of our earning and profits under United States federal income tax principles, you should expect all distributions will be reported as dividends for United States federal income tax purposes. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations. The amount of any distribution paid in SEK will be the USD value of the distribution payment based on the spot rate of exchange in effect on the date of receipt (or constructive receipt) by you, in the case of Class B shares, or by the depositary, in the case of ADSs, whether or not the payment is converted into USD at that time. Your tax basis in the SEK received will equal such USD amount. Gain or loss, if any, recognized on a subsequent sale or conversion of the SEK will be U.S. source ordinary income or loss.

If you are a non-corporate holder of ADSs or Class B shares, dividends you receive on the ADSs or Class B shares may be taxed at the lower applicable long-term capital gains rate provided that (1) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (2) certain holding period requirements are met, (3) you are not under any obligation to make related payments with respect to substantially similar or related property and (4) either (a) in the case of ADSs our ADSs continue to be listed on the NASDAQ Stock Market (or a national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended) or (b) we are eligible for the benefits of the U.S. Tax Treaty. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or Class B shares.

Subject to certain limitations, you will generally be entitled to receive credit against your United States federal income tax liability (or a deduction against your United States federal taxable income) with respect to any Swedish tax withheld in accordance with the U.S. Tax Treaty and paid over to Sweden. If a refund of the tax withheld is available to you under the laws of Sweden or under the U.S. Tax Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your United States federal income tax liability (and will not be eligible for the deduction in computing your United States federal taxable income). For foreign tax credit limitation purposes, dividends will be income from sources without the United States, and will generally be treated as “passive category income” (or, in the case of certain holders, “general category income”). There are significant and complex limits on your ability to claim foreign tax credits, and recently issued U.S. Treasury regulations that apply to non-U.S. income taxes paid or accrued in taxable years beginning on or after December 28, 2021 further restrict the availability of any such credit based on the nature of the withholding tax imposed by the non-U.S. jurisdiction, such as Sweden. You should consult your tax advisors regarding the creditability or deductibility of any withholding taxes.

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

The amount realized on a disposition of ADSs or Class B shares for cash will generally be the amount of cash you receive for the ADSs or Class B shares (which, in the case of payment in a non-U.S. currency, will equal the USD value of the payment received generally determined on the date of disposition). If the ADSs or Class B shares are treated as traded on an “established securities market” for United States federal income tax purposes and you are a cash basis taxpayer or an accrual basis taxpayer making a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the USD value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

If you are an accrual basis taxpayer and do not make the special election, you will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the trade date and the settlement date, and such exchange gain or loss will be U.S. source ordinary income or loss.

Your initial tax basis in ADSs or Class B shares generally will equal the cost of such ADSs or Class B shares. If you used non-U.S. currency to purchase ADSs or Class B shares, the cost of such ADSs or Class B shares generally will be the USD value of the non-U.S. currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. If ADSs or Class B shares are treated as traded on an “established securities market” for United States federal income tax purposes and you are a cash basis taxpayer or an accrual basis taxpayer making a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the USD value of the cost of such ADSs or Class B shares by translating the amount paid at the spot rate of exchange on the settlement date of purchase.

Passive Foreign Investment Company Status

A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. For this purpose, passive income includes interest, dividends, gains from transactions in commodities (other than certain active business gains from the sale of commodities) and other investment income, with certain exceptions. The PFIC rules also contain a look-through rule whereby we will be treated as owning our proportionate share of the gross assets and earning our proportionate share of the gross income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2022. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the composition and value of our assets, as determined from time to time. There can be no assurance that we will not be a PFIC for current or future taxable years. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relevant provisions of the Code. You should consult your tax advisors about the consequences of our potential classification as a PFIC.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends paid in respect of ADSs or Class B shares and the proceeds received on the sale or exchange of the ADSs or Class B shares within the United States or by a broker with certain United States connections. Backup withholding may apply to payments to you of dividends paid in respect of ADSs or Class B shares or the proceeds of a sale or other disposition of ADSs or Class B shares if you fail to provide an accurate taxpayer identification number (certified on IRS Form W–9) or, upon request, to certify that you are not subject to backup withholding or otherwise to comply with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability, and a refund of any excess amount withheld under the backup withholding rules may be obtained by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Additional Reporting Requirements

Certain holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include ADSs and/or Class B shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for ADSs or Class B shares held in accounts maintained by certain financial institutions). Substantial penalties can apply if you are such a holder and fail to satisfy such reporting requirements. You should consult your tax advisors regarding the effects, if any, of these requirements on your ownership and disposition of ADSs or Class B shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Annual reports and other information are filed with, or furnished to, the SEC in the United States, pursuant to the rules and regulations that apply to foreign private issuers. Electronic access to these documents may be obtained from the SEC’s website, www.sec.gov where they are stored in the EDGAR database.

I. Subsidiary Information

See Item “4.C. “Information on the Company—Organizational Structure.”

J. Annual Report to Security Holders Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information about Market Risk

The information set forth under the following heading of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	Board of Directors’ report

•	Risk management

•	Notes to the consolidated financial statements

•	Note F1 – Financial risk management

B. Qualitative Information about Market Risk

The information set forth under the following headings of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	Board of Directors’ report

•	Risk management

•	Notes to the consolidated financial statements

•	Note F1 – Financial risk management

•	Corporate Governance report

•	Management

•	Risk management

C. Interim Periods

Not applicable.

D. Safe Harbor

Not applicable.

E. Smaller Reporting Companies

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Depositary fees, charges and payments

During 2022, an annual service fee of $0.02 was charged per ADS, for the operation and maintenance costs in administering the ADS program. The Depositary, Deutsche Bank Trust Company Americas (“Deutsche Bank”), established October 20, 2022 as the record date for payment of annual servicing fees. During 2022, an annual dividend fee of $0.01 was charged per ADS. The Depositary, Deutsche Bank, established March 31, 2022 and September 30, 2022 as the record dates for payments of the dividend fee.

Fees and charges payable by ADS holders

	Service	Rate	By whom paid
1)	Deposit of shares and issuance of receipts	Up to USD 5 per 100 American Depositary Shares or fraction thereof	Party to whom receipts are issued

2)	Delivery of deposited shares against surrender of receipts	Up to USD 5 per 100 American Depositary Shares or fraction thereof	Party surrendering receipts

3)	Processing of distribution of cash dividends and cash proceeds	Up to USD 3 per 100 American Depositary Shares	All ADS holders

4)	Administration of the ADSs	Up to USD 3 per 100 American Depositary Shares per annum	All ADS holders

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

Fees payable by the Depositary to the Company

Effective January 2019, Deutsche Bank agreed to pay Ericsson an amount equal to a fixed percentage of the net revenues, if any, collected by it as a result of charging ADS holders issuance and cancellation fees, and dividend processing and annual servicing fees. In 2022, such amount totaled approximately USD 11.9 million.

Effective January 2019, Deutsche Bank waived the cost of providing the ADS program administrative and reporting services to the extent provided by Deutsche Bank, and has agreed to bear the cost of certain third-party out-of-pocket costs related to the ADS program up to USD 50,000 per year. These costs include costs for the local custodian’s administration of matters relating to meetings of shareholders and costs of certain transfer agent administration services, such as the registration and transfer of depositary receipts. In 2022, such amount totaled approximately USD 75,000.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
The information set forth under the following heading of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Corporate Governance report

•	Internal control over financial reporting – Disclosure controls and procedures
B. Management’s Annual Report on Internal Control Over Financial Reporting
The information set forth under the section “Financial report – Management’s report on internal control over financial reporting” of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference.
C. Attestation Report of the Registered Public Accounting Firm
The information set forth under the section “Financial report – Report of independent registered public accounting firm” of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference.
D. Changes in Internal Control Over Financial Reporting
The information set forth under the section “Financial report – Management’s report on internal control over financial reporting – Changes in internal control over financial reporting” of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The information set forth under the following heading of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Corporate Governance report

•	Committees of the Board of Directors

•	Audit and Compliance Committee – Members of the Audit and Compliance Committee
ITEM 16B. CODE OF ETHICS
We have adopted a Code of Business Ethics applicable to executive officers, directors and all other employees. Our Code of Business Ethics is available on our website at
https://www.ericsson.com/en/about-us/corporate-governance/code-of-ethics
. The Company will promptly disclose to our shareholders, if required by applicable laws or stock exchange requirements, any amendments to or waivers from the Code of Business Ethics applicable to our directors or officers by posting such information on our website at
https://www.ericsson.com/en/about-us/corporate-governance/code-of-ethics
.
The information set forth under the following headings of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Corporate Governance report

•	Regulation and Compliance – Ethics & Compliance Program
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information set forth under the Section “Financial Report—Notes to the consolidated financial statements—Note H5 – Fees to auditors” of the 2022 Swedish Annual Report (adjusted version) is incorporated herein by reference.
Audit and Compliance Committee
Pre-Approval
Policies and Procedures
The Audit and Compliance Committee reviews the scope and execution of audits to be performed by external and internal auditors and analyzes the result and costs of the audits performed. The Audit and Compliance Committee keeps the Board of Directors informed regarding the external and internal audit results, the reliability of the Company’s financial reporting and the auditors’ performance. It also makes recommendations to the Nomination Committee regarding the appointment of the external auditor by the Annual General Meeting and auditor remuneration. In order to ensure the external auditor’s independence, the Audit and Compliance Committee has established pre-approval
policies and procedures for audit and
non-audit
related services to be performed by the external auditor.
Pre-approval
authority may not be delegated to management. The policies and procedures include a list of prohibited services, and audit and non-audit
services that require
pre-approval
by the Audit and Compliance Committee. Such services fall into two broad categories:

•
General
pre-approval
– certain services regarding taxes, transactions, risk management, business improvement, attestation and accounting services and the so-called
general services (other than prohibited services) have received general pre-approval
by the Audit and Compliance Committee, provided that the estimated fee for each project does not exceed SEK 1 million. In addition, non-audit
services provided to the Group shall not exceed 70% of the average of the fees paid in the last three consecutive financial years for the statutory audits of the Group. The external auditor must advise the Audit and Compliance Committee with a quarterly summary of ongoing projects related to audit and non-audit
services and an annual report of fees and expenses for all audit and non-audit
services.

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

All services provided in 2022 by the independent auditors were pre-approved
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

•
The determination regarding independence of Board members is made by the Nomination Committee (instead of the Board) prior to the Annual General Meeting of Shareholders (“AGM”). Before the AGM 2022, the Nomination Committee determined that the following Board members were independent under all applicable independence requirements, including the NASDAQ New York rules: Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Carolina Dybeck Happe, Eric A. Elzvik, Kurt Jofs and Kristin S. Rinne. When appointing members to the committees of the Board, the Board makes determinations regarding committee member independence.

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

•
There are no minimum quorum requirements for shareholder meetings under Swedish law, except under certain limited circumstances. Certain resolutions requiring special quorums and majorities are described under Exhibit 2.3.

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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
See our consolidated financial statements and accompanying notes of the 2022 Swedish Annual Report (adjusted version).

•	Consolidated income statement and Consolidated statement of comprehensive income (loss)

•	Consolidated balance sheet

•	Consolidated statement of cash flows

•	Consolidated statement of changes in equity

•	Notes to the consolidated financial statements

•	Reports of independent registered public accounting firm (Deloitte PCAOB ID: 1126)
ITEM 18. FINANCIAL STATEMENTS
Not applicable.
ITEM 19. EXHIBITS

EXHIBIT INDEX

The agreements and other documents filed as exhibits to this 2022 Form 20-F are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by the registrant in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Securities Exhibit

Exhibit Number	Description

1	Articles of Association of Telefonaktiebolaget LM Ericsson (amended March 2021)

2.1	Second Amended and Restated Deposit Agreement Among Telefonaktiebolaget LM Ericsson (publ) and Deutsche Bank Trust Company Americas, as depositary, and holders of American Depositary Receipts, dated as of January 7, 2014 (incorporated herein by reference to Exhibit 2 to the Annual Report on Form 20-F for the year ended December 31, 2014 filed by the registrant on March 31, 2015 (File No. 000-12033))

2.2	Amendment No. 1, dated as of October 24, 2016, to the Second Amended and Restated Deposit Agreement Among Telefonaktiebolaget LM Ericsson (publ) and Deutsche Bank Trust Company Americas, as depositary, and holders of American Depositary Receipts, dated as of January 7, 2014 (incorporated herein by reference to Exhibit 2.2 to the Annual Report on Form 20-F for the year ended December 31, 2016 filed by the registrant on April 26, 2017 (File No. 000-12033))

2.3	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

2.4	Specimen certificate representing Non-restricted B Shares of the Company (incorporated herein by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form F-1 (File No. 2-82969)).

4.1	Agreement and plan of merger among Vonage Holdings Corp. and Telefonaktiebolaget LM Ericsson, dated as of November 22, 2021. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on November 22, 2021 by Vonage Holdings Corp. (File No: 001-32887))

4.2	Ericsson Share Purchase Plan (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form S-8 filed by the registrant on January 10, 2022 (File No. 333-262071))

8	See Item 4.C. Organizational Structure

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Swedish Annual Report for 2022 in English (adjusted version)

15.2	Consent of Deloitte AB

101***	XBRL Instance Document and related items

Exhibit Number	Description

101.INS***	Inline XBRL Instance Document -The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH***	Inline XBRL Taxonomy Extension Schema Document.

101.CAL***	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF***	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB***	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE***	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the inline XBRL document).

*

This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

**

Certain of the information included in Exhibit 15.1 is incorporated by reference into this 2022 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended. With the exception of the items so specified, the 2021 Swedish Annual Report is not deemed to be filed as part of this 2022 Form 20-F.

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

TELEFONAKTIEBOLAGET LM ERICSSON

By:	/s/ STEFAN SALENTIN
Name:	Stefan Salentin
Title:	Head of Group Controlling and External Reporting

By:	/s/ CARL MELLANDER
Name:	Carl Mellander
Title:	Senior Vice President and Chief Financial Officer

Date March 15, 2023