Form 20-F
period 2023-12-31
ERICSSON LM TELEPHONE CO
filed 2024-03-12
CIK 717826

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2023
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
SE-
164
83 Stockholm, Sweden
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American Depositary Shares (each representing one B share) B Share s *	ERIC	The NASDAQ Stock Market LLC

*	Not for trading, but only in connection with the registration of the American Depositary Shares representing such B Shares pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

B shares (SEK 5.00 nominal value)	3,082,395,752
A shares (SEK 5.00 nominal value)	261,755,983
C shares (SEK 5.00 nominal value)	0
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
of the Exchange Act).  Yes ☐ No ☒

i

ii

PART I

INTRODUCTION

Unless otherwise indicated, all references herein to “Ericsson,” the “Company,” the “Group,” “we,” “us,” “our” or “our company” are references to Telefonaktiebolaget LM Ericsson and its consolidated subsidiaries.

This document is our Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 Form 20-F”). Reference is made to the English version of our Swedish Annual Report for 2023, with certain adjustments made to comply with U.S. requirements, which is attached hereto as Exhibit 15.1 (the “2023 Swedish Annual Report (adjusted version)”). Only (i) the information included in this 2023 Form 20-F, (ii) the information in the 2023 Swedish Annual Report (adjusted version) that is incorporated by reference in this 2023 Form 20-F, and (iii) the exhibits to the 2023 Form 20-F that are required to be filed pursuant to the Form 20-F shall be deemed to be filed with the Securities and Exchange Commission (the “SEC”) for any purpose, including incorporation by reference into any document filed by us pursuant to the Securities Act of 1933, as amended, which incorporates by reference the 2023 Form 20-F. Any information in the 2023 Swedish Annual Report (adjusted version) that is not referenced in this 2023 Form 20-F or filed as an exhibit thereto shall not be deemed to be so incorporated by reference. Certain industry, technical and financial terms used in this 2023 Form 20-F are defined in the subsections entitled “Glossary” and “Financial terminology” of the 2023 Swedish Annual Report (adjusted version), which are incorporated herein by reference.

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

The information included on http://www.ericsson.com/ and other websites that appear in this 2023 Form 20-F is not incorporated by reference herein. From time to time, we may use our website as a channel of distribution of material Company information. Financial and other material information regarding our company is routinely posted on and accessible at http://www.ericsson.com/.

Forward-Looking Statements

This 2023 Form 20-F includes forward-looking statements, including statements reflecting the Company’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•

Potential material additional costs and liability resulting from our ongoing future compliance with the terms of the Deferred Prosecution Agreement (“Plea Agreement”) with the US Department of Justice (“DOJ”) and extended monitorship

•

Potential to become a target for public scrutiny as a result of entering into the Plea Agreement with the DOJ, which could damage our reputation and materially and adversely affect our business and prospects

•

Risks resulting from entering into the Plea Agreement, including potential debarment from government contracting in the United States and elsewhere, reputational risk, as well as potential counter-party reluctance to continue business relationships

•

Potential material additional liability resulting from past conduct, including allegations of past conduct that remains unresolved or unknown in multiple jurisdictions including Iraq, which remains the subject of ongoing investigations by Ericsson and US governmental authorities

•

Risks related to internal controls and governance, including the potential to incur material liability in connection with internal controls surrounding payments made to third parties in connection with past conduct in multiple jurisdictions, including Iraq which remains the subject of ongoing investigations by Ericsson and US governmental authorities

•

The risk that the ongoing investigations by Ericsson and US governmental authorities result in a conclusion by Ericsson or US governmental authorities that the Company’s past conduct included making or having responsibility for making payments to a terrorist organization or other improper payments, which could lead to material additional liability

•

Risks related to our ongoing compliance with obligations under the National Security Agreement entered into in connection with Ericsson’s acquisition of Vonage Holdings Corp. (“Vonage”), which may adversely affect the Vonage business and subject the Company to additional liabilities

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Macroeconomic conditions, including inflationary pressures and effects on customer investments, market recovery and growth

•	Ongoing geopolitical and trade uncertainty, including challenging global economic conditions, market trends and pandemics such as COVID-19

•	Risks related to cybersecurity and privacy

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our ability to comply with legal and regulatory requirements internationally

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services, including research and development expenditures

•	Our ability to deliver on future plans and achieve future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•

Risks related to acquisitions and divestments, including our ability to successfully consummate such transactions, protect the value of acquisitions during integration, or achieve the value anticipated with an acquisition

•	Trends related to our industry, including our regulatory environment, competition and customer structure

•	Other factors included in our filings with the SEC, including the factors described throughout this report, included in the section Risk Factors, as updated by subsequent reports filed with the SEC.

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

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. Important factors that could affect whether and to what extent any of our forward-looking statements materialize include but are not limited to the factors described throughout this 2023 Form 20-F, including in the section Risk factors. These forward-looking statements also represent our estimates, assumptions and expectations only as of the date that they were made, and to the extent they represent third-party data, we have not undertaken to independently verify such third-party data and do not intend to do so.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Readers are urged to carefully review and consider the various disclosures made in this 2023 Form 20-F and in other documents we file from time to time with our regulators that disclose risks and uncertainties that may affect our business. Unless specifically indicated otherwise, the forward-looking statements in this 2023 Form 20-F do not reflect the potential impact of any divestitures, mergers, acquisitions, or other business combinations that have not been completed as of the date of this report. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this 2023 Form 20-F, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation. This 2023 Form 20-F includes websites or references to additional Company reports. These are intended to provide inactive, textual references only. The information on websites and contained in those reports is not part of this report and not incorporated by reference in this report. This 2023 Form 20-F contains statements based on hypothetical scenarios and assumptions as well as estimates that are subject to a high level of uncertainty, and these statements should not necessarily be viewed as being representative of current or actual risk or performance, or forecasts of expected risk or performance. In addition, historical, current, and forward-looking environmental and social-related statements may be based on standards for measuring progress that are still developing and on internal controls and processes that continue to evolve. While certain matters discussed in this 2023 Form 20-F may be significant, any significance should not be taken, or otherwise assumed, as necessarily rising to the level of materiality used for purposes of complying with Ericsson’s public company reporting obligations pursuant to the U.S. federal securities laws and regulations, even if the report uses the words “material” or “materiality.”

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The information set forth under the heading “Financial report – Risk factors” of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference.

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

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC: http://www.sec.gov.

Agent in the US: Ericsson Inc., 6300 Legacy Drive, Plano, Texas 75024. Telephone number: +1 972 583 0000.

Shares: Ericsson’s Class A and Class B shares are traded on Nasdaq Stockholm. In the US, our American Depository Shares (“ADS”), each representing one underlying Class B share, are traded on NASDAQ New York.

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

The information set forth under the following headings of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	This is Ericsson

•	Business strategy – Creating long-term value

•	Board of Directors’ report

•	Business in 2023

•	Financial highlights - Capital expenditures

For capital expenditures we typically use available cash from operations.

•	Notes to the consolidated financial statements

•	Note E2 – Business combinations

•	Note H6 – Events after the reporting period

B. Business Overview

The information set forth under the following headings of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	This is Ericsson

•	Business strategy – Creating long-term value

•	Board of Directors’ report

•	Business in 2023

•	Financial highlights – Research and development, patents and licensing

•	Financial highlights – Seasonality

•	Business results – Segments

•	Business results – Market areas

•	Sourcing and supply

•	Sustainability and Corporate Responsibility

•	Notes to the consolidated financial statements

•	Note B1 – Segment information

•	Risk factors

•	Risks related to business activities and industry

•	Risks related to Ericsson’s financial condition

•	Legal and regulatory risks

•	Cybersecurity risks

•	Environmental, social and business conduct risks

•	Corporate Governance report

•	Regulation

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”)

During 2023, Ericsson recorded revenues relating to the sale of communications infrastructure related support services in Iran to the following telecommunications company operating in the country: MTN Irancell. During 2023, Ericsson’s gross revenue (reported as net sales) related to sales to MTN Irancell was SEK 91 million. Ericsson does not normally allocate net profit (reported as net income)on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its operating loss (income/loss before taxes and financial net) from such sales was, after internal cost allocation, SEK -98 million during 2023.

In some instances, Ericsson has previously had to arrange performance bonds or similar financial guarantees to secure Ericsson’s performance of obligations under the commercial agreements Ericsson had entered into relating to the business in Iran. In such instances, Ericsson usually engaged its banks outside Iran, who in turn engaged local banks in the country. These local banks include Tejarat Bank, Melli Bank, Parsian Bank and Saderat Bank. Although some bonds and guarantees are still in place, no new performance bonds or similar guarantees involving these banks with respect to Ericsson’s business activities in Iran were issued during 2023. During 2023, existing bank guarantees issued by Maskan Bank, Parsian Bank, Post Bank of Iran, Bank Mellat and Tejarat Bank (local banks in Iran) to secure Iranian customer payment obligations to Ericsson were renewed. Further, Ericsson has made two payments (535,153,658 IRR on January 24, 2023 and 1,498,643,323 IRR on February 14, 2023) to the Islamic Republic of Iran Customs Administration for customs fees related to repaired products, which the Central Bank of Iran processed.

In 2018, Ericsson began reducing its business engagement as well as its presence in Iran significantly but continued to provide certain critical services and support to telecommunications networks and systems. As of December 2023, Ericsson has wound down its active business activities in Iran and anticipates that future activities will be limited to fulfilling its obligations, such as deliveries of repairs and software licenses already purchased by the customer as well as administrative activities to close down the legal entity.

C. Organizational Structure

The following list shows certain shareholdings owned directly and indirectly by our Parent Company as of December 31, 2023. A complete list of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Companies Registration Office (Bolagsverket), may be obtained upon request to: Telefonaktiebolaget LM Ericsson, External Reporting, SE-164 83 Stockholm, Sweden.

Shares owned directly by the Parent Company

Company	Reg. No.	Domicile	Percentage of ownership		Par value in local currency, million	Carrying value, SEK million
Subsidiary companies
Ericsson AB	556056-6258	Sweden	100		50	20,731
Ericsson Shared Services AB	556251-3266	Sweden	100		361	2,216
Datacenter i Rosersberg AB	556895-3748	Sweden	100		—	74
Datacenter i Mjärdevi Aktiebolag	556366-2302	Sweden	100		10	69
Aktiebolaget Aulis	556030-9899	Sweden	100		14	6
Other (Sweden)			—		—	706
Ericsson Austria GmbH		Austria	100		4	94
Ericsson Danmark A/S		Denmark	100		90	216
Oy LM Ericsson Ab		Finland	100		13	196
Ericsson France SAS		France	100		21	524
Ericsson Antenna Technology Germany GmbH		Germany	100		2	21
Ericsson Germany GmbH		Germany	100		1	1,816
Ericsson Hungary Ltd.		Hungary	100		1,301	120
L M Ericsson Limited		Ireland	100		4	34
Ericsson Telecomunicazioni S.p.A.		Italy	100		44	2,429
Ericsson Holding International B.V.		The Netherlands	100		222	2,983
Ericsson A/S		Norway	100		75	114
Ericsson Sp. z o.o.		Poland	100		4	412
Ericsson España S.A.U		Spain	100		28	14
Ericsson Ltd.		United Kingdom	100		53	1,957
Other (Europe, excluding Sweden)			—		—	709
Ericsson Holding II Inc.		United States	100		—	34,295
Ericsson Smart Factory Inc.		United States	100		—	424
Ericsson Global Network Platform Holding Inc.		United States	100		—	30,674
Companía Ericsson S.A.C.I.		Argentina	95	(1)	193	10
Ericsson Canada Inc.		Canada	100		—	221
Ericsson de Colombia S.A.S		Colombia	97	(1)	701	176
Ericsson Telecom S.A. de C.V.		Mexico	100		1,439	576
Other (United States, Latin America)			—		—	435
Teleric Pty Ltd.		Australia	100		20	100
Ericsson (China) Company Ltd.		China	100		65	475
P.T. Ericsson Indonesia		Indonesia	95		9,531	614
Ericsson India Private Limited		India	100		291	51
Ericsson Kenya Limited		Kenya	100		—	10
Ericsson-LG CO Ltd.		Korea	75		285	2,279
Ericsson (Malaysia) Sdn. Bhd.		Malaysia	100		3	131
Ericsson South Africa PTY. Ltd		South Africa	70		—	94
Ericsson Taiwan Ltd.		Taiwan	90		270	36
Ericsson (Thailand) Ltd.		Thailand	49	(2)	90	17
Ericsson Telekomünikasyon A.Ş.		Turkey	100		5	150
Other countries (the rest of the world)			—		—	325
Total						106,534
Joint ventures and associated companies
Concealfab Co		United States	36		—	298
Leone Media Inc.		United States	46		134	—
Ericsson Nikola Tesla d.d.		Croatia	49		65	330
Total						628

1)	Through subsidiary holdings, total holdings amount to 100% of Compañía Ericsson S.A.C.I. and Ericsson de Colombia S.A.S.
2)	Through subsidiary holdings, total holdings amount to 74% of Ericsson (Thailand) Ltd.

Shares owned by subsidiary companies

Company	Reg. No.	Domicile	Percentage of ownership
Subsidiary companies
Emodo Inc.		United States	100
Ericsson Telekommunikation GmbH		Germany	100
Ericsson GmbH		Germany	100
Ericsson Telecommunicatie B.V.		The Netherlands	100
Ericsson Inc.		United States	100
Vonage Holdings Corp.		United States	100
Ericsson Wireless Office Inc.		United States	100
Cradlepoint Inc.		United States	100
Iconectiv, LLC.		United States	83
Ericsson Telecomunicações LTDA.		Brazil	100
Ericsson Australia Pty. Ltd.		Australia	100
Ericsson (China) Communications Co. Ltd.		China	100
Nanjing Ericsson Panda Communication Co. Ltd.		China	51
Ericsson Japan K.K.		Japan	100

D. Property, Plants and Equipment

Primary manufacturing and assembly facilities

We continuously adjust our production capacity to meet expected customer demand. During 2023, our overall capacity utilization* was 42%.

The table below summarizes where we have major sites and the total floor space at year-end. All facilities are leased, other than Nanjing (China). The majority of the floor space within our production facilities is used for assembly and test.

	2023		2022		2021
	Sites	Thousands of sq meters**	Sites	Thousands of sq meters**	Sites	Thousands of sq meters**
Sweden	1	5	1	5	1	5
China	1	13.9	1	13.9	1	13.9
Estonia	1	9	1	9	1	9
Brazil	1	7	1	6.5	1	6.5
United States	1	9	1	6	1	6

Total	5	43.9	5	40.4	5	40.4

*	Test capacity utilization.
**	Floor space in square meters does not include any warehouses or transportation areas.

In July 2023, the Company announced plans to build a next-generation smart manufacturing and technology hub in Tallinn, Estonia.

The proposed 50,000-square-meter facility is a green field investment valued at approximately EUR 155 million and expected to be operational in early 2026. This project will be executed through the Company’s Estonian affiliate and will be financed through the Company’s Treasury organization. The Company currently does not expect any increase of production capacity after the completion of this project.

The Company plans to consolidate all of its operations in Estonia into this proposed new facility, which will be a single, state-of-the art, smart hub that comprises test labs, warehouses, production lines, and offices. This smart hub will be used for co-developing cellular ecosystems and production techniques, mainly with customers and partners in Europe but with global impact on industrialization for volume production.

As a first step towards this goal, the Company, through its Estonian affiliate, has signed a definitive agreement dated June 29, 2023, to acquire property to build this proposed facility, with the transaction expected to close in the fourth quarter of 2024, subject to agreed conditions. The Company has already paid EUR 5.5 million in connection with acquiring the property up to date.

The information set forth under the following headings of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	Board of Directors’ report

•	Financial highlights – Capital expenditures

•	Notes to the consolidated financial statements

•	Note C2 – Property, plant and equipment

•	Note C3 – Leases

•	Risk factors

•	Legal and regulatory risks

•	Environmental, social and business conduct risks

ITEM 4A. Unresolved Staff Comments

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Year-to-year comparisons between 2022 and 2021 have been omitted from this 2023 Form 20-F but may be found in “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2022.

A. Operating Results

The information set forth under the following headings of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	This is Ericsson

•	Business strategy

•	Board of Directors’ report

•	Business in 2023

•	Financial highlights

•	Business results – Segments

•	Business results – Market areas

•	Risk management

•	Notes to the consolidated financial statements

•	Note A1 – Material accounting policies

•	Note F1 – Financial risk management

•	Risk Factors

•	Alternative performance measures

•	Corporate Governance report

•	Regulation

B. Liquidity and Capital Resources

The information set forth under the following headings of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	Board of Directors’ report

•	Financial highlights – Cash flow

•	Financial highlights – Financial position

•	Financial highlights – Seasonality

•	Financial highlights – Off-balance sheet arrangements

•	Financial highlights – Capital expenditures

•	Notes to the consolidated financial statements

•	Note B9 – Other current liabilities

•	Note D1 – Provisions

•	Note D2 – Contingent liabilities

•	Note D4 – Contractual obligations

•	Note F1 – Financial risk management

•	Note F4 – Interest-bearing liabilities

•	Note H3 – Statement of cash flows

C. Research and Development, Patents and Licenses, etc.

The information set forth under the following headings of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	Business strategy

•	Risk factors – Risks related to business activities and industry

•	Board of Directors’ report

•	Financial highlights – Research and development, patents and licensing

Ericsson has a policy of strong commitment to research and development (“R&D”) with substantial contributions to cutting-edge open standards and technologies, leading the development of cellular technology – from 2G to 5G and beyond. Our strong R&D investments position us to further extend our technology leadership for cost performance and sustainability. It is Ericsson’s policy to protect and capitalize on our R&D investments by creating, securing, protecting, and licensing a portfolio of patents in support of our overall business goals. Our patent portfolio comprises more than 60,000 granted patents, which are licensed globally on FRAND terms to the users of our technology.

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

Research and Development and Patent Information

	2023	2022	2021
R&D employees	28,219	29,304	27,379
R&D expenses SEK bn	50.7	47.3	42.1
Patents	over 60,000	over 60,000	over 60,000

D. Trend Information

The information set forth under the following headings of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	CEO Comment

•	Our industry vision

•	Enterprise expansion

•	Leading with integrity

•	Looking ahead

•	Board of Directors’ report

•	Business in 2023

•	Financial highlights – Seasonality

•	Business results – Segments

•	Business results – Market areas

E. Critical accounting estimates

•	Financial report

•	Notes to the consolidated financial statements

•	Note A2 – Critical accounting estimates and judgments

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The information set forth under the following headings of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Corporate Governance report

•	Members of the Board of Directors

•	Members of the Executive Team

Board Diversity

The table below provides certain information regarding the diversity of our board of directors. Each of the categories listed in the table has the meaning ascribed to it in NASDAQ Listing Rule 5605(f).

Board Diversity Matrix (as of March 12, 2024)

Country of Principal Executive Offices:	Sweden

Foreign Private Issuer	Yes

Disclosure Prohibited under Home Country Law	Yes

Total Number of Directors	13
	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity

Directors	5	8	0	0

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	—

LGBTQ+	—

Did Not Disclose Demographic Background	—

The information set forth under the following headings of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	Notes to the consolidated financial statements

•	Note G3 – Share-based compensation

See Item 8.B. “Financial Information – Significant Changes” herein.

B. Compensation

The information set forth under the following headings of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	Board of Directors’ report

•	Corporate governance – Remuneration

•	Guidelines for Remuneration to Group management

•	Notes to the consolidated financial statements

•	Note G1 – Post-employment benefits

•	Note G2 – Information regarding members of the Board of Directors and Group management

•	Note G3 – Share-based compensation

•	Corporate Governance report

•	Remuneration to Board members

•	Remuneration report

•	Remuneration report 2023

See Item 8.B. “Financial Information – Significant Changes” herein.

C. Board Practices

The information set forth under the following headings of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	Notes to the consolidated financial statements

•	Note G2 – Information regarding members of the Board of Directors and Group management – Comments to the table

•	Corporate Governance report

•	Board of Directors – Composition of the Board of Directors and diversity

•	Committees of the Board of Directors – Audit and Compliance Committee

•	Committees of the Board of Directors – Remuneration Committee

D. Employees

The information set forth under the following headings of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	Board of Directors’ report

•	Financial Highlights – Employees

•	Notes to the Consolidated financial statements

•	Note G4 – Employee Information

We believe that we have a good relationship with the labor unions that represent our employees.

Number of employees by market area at year-end

	2023	2022	2021
South East Asia, Oceania and India	27,016	27,761	26,369
North East Asia	12,331	13,207	13,091
North America	10,744	11,993	10,344
Europe and Latin America 1)	45,380	48,023	47,064
Middle East and Africa	4,481	4,545	4,454

Total	99,952	105,529	101,322

1) Number of employees in Sweden	13,977	14,481	14,183

E. Share Ownership

The information set forth under the following headings of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	The Ericsson share - Shareholders

•	Notes to the consolidated financial statements

•	Note G2 – Information regarding members of the Board of Directors and Group management

•	Corporate Governance report

•	Members of the Board of Directors

•	Members of the Executive Team

•	Remuneration report

•	Remuneration report 2023

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The information set forth under the following headings of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	The Ericsson Share - Shareholders

•	Corporate Governance report

•	Governance Structure and Core Values - Ownership structure

B. Related Party Transactions

The information set forth under the following heading of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference.

•	Financial report

•	Notes to the consolidated financial statements

•	Note H4 – Related party transactions

•	Note G2 – Information regarding members of the Board of Directors and Group management

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

The information set forth under the following headings of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	Board of Directors’ report

•	Legal proceedings

•	Proposed disposition of earnings

•	Consolidated financial statements

•	Notes to the consolidated financial statements

•	Reports of independent registered public accounting firm

See Item 10.B. “Additional Information – Memorandum and Articles of Association” and Item 17. “Financial Statements” herein.

B. Significant Changes

Ericsson appoints Lars Sandström as Chief Financial Officer

On January 23, 2024, Ericsson announced the appointment of Lars Sandström as its new Chief Financial Officer, Senior Vice President, and Head of Group Function Finance. Mr. Sandström will replace Carl Mellander, whose departure Ericsson announced in April 2023. Mr. Sandström will join Ericsson on April 1, 2024, and will be based in Sweden. Lars Sandström is currently Chief Financial Officer and member of the executive team at Getinge - a listed global leader within Medtech. Mr. Sandström has been with Getinge since 2017 and holds a Master of Science in Business Administration. Mr. Sandström has previously held several senior positions at AB Volvo, Scania and Swedish Orphan Biovitrum AB.

Ericsson announces changes to the Executive Team

On January 24, 2024, Ericsson announced that Senior Vice President Niklas Heuveldop been appointed as new Head of Business Area Global Communications Platform and CEO of Vonage as of February 1, 2024. Mr. Heuveldop who has been a member of the Executive Team and headed Market Area North America since 2017, succeeds Rory Read who will leave Ericsson at the end of the first quarter 2024. Yossi Cohen replaces Mr. Heuveldop as Head of Market Area North America as of February 1, 2024. Effective the same date he will become member of the Executive Team, reporting to the President and CEO. Mr. Cohen is previously Head of Strategy, Technology, Marketing and Business Development within Market Area North America.

Ericsson appoints Chafic Nassif Head of Market Area North East Asia

On January 29, 2024, Ericsson announced that Chafic Nassif has been appointed as Head of Market Area North East Asia and Senior Vice President, as of February 26, 2024. Effective the same date he will become member of the Executive Team, reporting to the President and CEO. Chafic Nassif succeeds Chris Houghton who was appointed Chief Operating Officer of Ericsson in November 2023. Chafic Nassif has held several executive and management positions within Ericsson across various business segments and geographies worldwide. Most recently he was the Head of Ericsson’s Customer Unit Latin America North within Market Area Europe & Latin America. Before joining Ericsson, Mr. Nassif was active in tech start-ups, as well as IT and business consulting leadership roles in Europe.

Ericsson to utilize mandate to transfer shares

Ericsson’s annual general meeting on March 29, 2023 authorized the company’s board of directors to resolve on the transfer of the company’s own shares. Under the authorization the company may, in conjunction with the delivery of vested shares under the long-term variable compensation programs 2019 and 2020 (“LTV 2019” and “LTV 2020”), prior to the annual general meeting in 2024, decide to retain and sell no more than 60% of the vested shares of series B in the company in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the participants in relation to the performance share awards for remittance to revenue authorities. Ericsson decided on February 16, 2024 to utilize the authorization to transfer shares for these purposes.

The transfer of own shares may take place on Nasdaq Stockholm during the period from and including February 16, 2024 up to the annual general meeting 2024 at a price within the price interval registered from time to time.

Ericsson currently holds 12,932,223 shares of series B in the company and the maximum number of shares that may be transferred on Nasdaq Stockholm pursuant to the decision to utilize the authorization amounts to 774,889 shares of series B in the company.

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

C. Material Contracts

The information set forth under the following headings of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	Board of Directors’ report

•	Material contracts

•	Notes to the consolidated financial statements

•	Note E2 – Business combinations

Vonage Merger Agreement

On November 22, 2021, Ericsson, Vonage and Ericsson Muon Holding Inc. (“Ericsson Muon”) entered into an Agreement and Plan of Merger (the “Vonage Merger Agreement”) providing for the acquisition of Vonage by Ericsson.

The Vonage Merger Agreement provides that, among other things, upon the terms and subject to the conditions set forth in the Vonage Merger Agreement, Ericsson Muon will merge with and into Vonage, with Vonage continuing as the surviving corporation and an indirect wholly owned subsidiary of Ericsson. Pursuant to the Vonage Merger Agreement, each share of common stock, par value $0.001 USD per share, of Vonage prior to the effective time of the merger (other than specific exceptions noted in the Vonage Merger Agreement) was converted into the right to receive $21.00 USD per share in cash, without interest. The Vonage Merger Agreement was subject to customary representations and warranties, and customary covenants and agreements. On July 21, 2022, Ericsson completed the acquisition of Vonage through an all cash transaction for approximately $6.2 billion USD.

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

If you are a non-corporate holder of ADSs or Class B shares, dividends you receive on the ADSs or Class B shares may be taxed at the lower applicable long-term capital gains rate provided that (1) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (2) certain holding period requirements are met, (3) you are not under any obligation to make related payments with respect to substantially similar or related property and (4) either (a) in the case of ADSs our ADSs continue to be listed on the NASDAQ Stock Market (or a national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or (b) we are eligible for the benefits of the U.S. Tax Treaty. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs or Class B shares.

Subject to certain limitations, you will generally be entitled to receive credit against your United States federal income tax liability (or a deduction against your United States federal taxable income) with respect to any Swedish tax withheld in accordance with the U.S. Tax Treaty and paid over to Sweden. If a refund of the tax withheld is available to you under the laws of Sweden or under the U.S. Tax Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your United States federal income tax liability (and will not be eligible for the deduction in computing your United States federal taxable income). For foreign tax credit limitation purposes, dividends will be income from sources without the United States, and will generally be treated as “passive category income” (or, in the case of certain holders, “general category income”). There are significant and complex limits on your ability to claim foreign tax credits. Under certain circumstances, applicable U.S. Treasury regulations may restrict the availability of any such credit based on the nature of the withholding tax imposed by the non-U.S. jurisdiction, such as Sweden. You should consult your tax advisors regarding the creditability or deductibility of any withholding taxes.

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

Passive Foreign Investment Company Status

A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. For this purpose, passive income includes interest, dividends, gains from transactions in commodities (other than certain active business gains from the sale of commodities) and other investment income, with certain exceptions. The PFIC rules also contain a look-through rule whereby we will be treated as owning our proportionate share of the gross assets and earning our proportionate share of the gross income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2023. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the composition and value of our assets, as determined from time to time. There can be no assurance that we will not be a PFIC for current or future taxable years. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relevant provisions of the Code. You should consult your tax advisors about the consequences of our potential classification as a PFIC.

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

I. Subsidiary Information

See Item 4.C. “Information on the Company – Organizational Structure.”

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information about Market Risk

The information set forth under the following heading of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	Board of Directors’ report

•	Risk management

•	Notes to the consolidated financial statements

•	Note F1 – Financial risk management

B. Qualitative Information about Market Risk

The information set forth under the following headings of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	Board of Directors’ report

•	Risk management

•	Notes to the consolidated financial statements

•	Note F1 – Financial risk management

•	Corporate Governance report

•	Risk Management

C. Interim Periods

Not applicable.

D. Safe Harbor

Not applicable.

E. Smaller Reporting Companies

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Depositary fees, charges and payments

During 2023, an annual service fee of $0.02 was charged per ADS, for the operation and maintenance costs in administering the ADS program. The Depositary, Deutsche Bank Trust Company Americas (“Deutsche Bank”), established October 20, 2023 as the record date for payment of annual servicing fees. During 2023, an annual dividend fee of $0.01 was charged per ADS. The Depositary, Deutsche Bank, established March 31, 2023 and September 29, 2023 as the record dates for payments of the dividend fee.

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

Fees payable by the Depositary to the Company

Effective January 2019, Deutsche Bank agreed to pay Ericsson an amount equal to a fixed percentage of the net revenues, if any, collected by it as a result of charging ADS holders issuance and cancellation fees, and dividend processing and annual servicing fees. In 2023, such amount totaled approximately USD 10.1 million.

Effective January 2019, Deutsche Bank waived the cost of providing the ADS program administrative and reporting services to the extent provided by Deutsche Bank, and has agreed to bear the cost of certain third-party out-of-pocket costs related to the ADS program up to USD 50,000 per year. These costs include costs for the local custodian’s administration of matters relating to meetings of shareholders and costs of certain transfer agent administration services, such as the registration and transfer of depositary receipts. In 2023, such amount totaled approximately USD 61,000.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The information set forth under the following heading of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Corporate Governance report

•	Internal control over financial reporting – Disclosure controls and procedures

B. Management’s Annual Report on Internal Control Over Financial Reporting

The information set forth under the section “Financial report – Management’s report on internal control over financial reporting” of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference.

C. Attestation Report of the Registered Public Accounting Firm

The information set forth under the section “Financial report – Report of independent registered public accounting firm” of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference.

D. Changes in Internal Control Over Financial Reporting

The information set forth under the section “Financial report – Management’s report on internal control over financial reporting – Changes in internal control over financial reporting” of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the following heading of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Corporate Governance report

•	Committees of the Board of Directors

•	Audit and Compliance Committee – Members of the Audit and Compliance Committee

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Ethics applicable to executive officers, directors and all other employees. Our Code of Business Ethics is available on our website at https://www.ericsson.com/en/about-us/corporate-governance/code-of-ethics. The Company will promptly disclose to our shareholders, if required by applicable laws or stock exchange requirements, any amendments to or waivers from the Code of Business Ethics applicable to our directors or officers by posting such information on our website at https://www.ericsson.com/en/about-us/corporate-governance/code-of-ethics. No waivers were requested or given during 2023. During 2023, we made technical and administrative changes to the Code of Business Ethics intended to enhance its readability and ease of use. The information set forth under the following headings of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Corporate Governance report

•	Regulation

•	Ethics and Compliance

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the Section “Financial report - Notes to the consolidated financial statements - Note H5 – Fees to auditors” of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference.

Audit and Compliance Committee Pre-Approval Policies and Procedures

The Audit and Compliance Committee reviews the scope and execution of audits to be performed by external and internal auditors and analyzes the results and costs of the audits performed. The Audit and Compliance Committee keeps the Board of Directors informed regarding the external and internal audit results, the reliability of the Company’s financial reporting and the auditors’ performance. It also makes recommendations to the Nomination Committee regarding the appointment of the external auditor by the Annual General Meeting and auditor remuneration. In order to ensure the external auditor’s independence, the Audit and Compliance Committee has established pre-approval policies and procedures for audit and non-audit related services to be performed by the external auditor. Pre-approval authority may not be delegated to management. The policies and procedures include a list of prohibited services, and audit and non-audit services that require pre-approval by the Audit and Compliance Committee. Such services fall into two broad categories:

•

General pre-approval – certain services regarding taxes, transactions, risk management, business improvement, corporate finance, attestation and accounting services and the so-called general services (other than prohibited services) have received general pre-approval by the Audit and Compliance Committee, provided that the estimated fee for each project does not exceed SEK 1 million. In addition, non-audit services provided to the Group shall not exceed 70% of the average of the fees paid in the last three consecutive financial years for the statutory audits of the Group. The external auditor must advise the Audit and Compliance Committee with a quarterly summary of ongoing projects related to audit and non-audit services and an annual report of fees and expenses for all audit and non-audit services.

•

Specific pre-approval – all other non-audit services and services subject to general pre-approval exceeding SEK 1 million must receive specific pre-approval. The external auditor submits an application in writing to the Parent Company for final approval by the Audit and Compliance Committee, including a statement as to whether, in the view of the external auditor, the contemplated services are consistent with applicable rules on its independence. The Audit and Compliance Committee Chairman has the delegated authority for specific pre-approval in between Committee meetings, provided that the estimated fee in each case does not exceed SEK 2.5 million. The Audit and Compliance Committee Chairman or other member designated by the Audit and Compliance Committee reports any pre-approval to the Audit and Compliance Committee at its next meeting.

All services provided in 2023 by the independent auditors were pre-approved in accordance with the pre-approval policies and procedures described above.

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

Under NASDAQ New York rules, all members of the audit committee of a NASDAQ New York-listed company must be independent in accordance with SEC rules. SEC rules include a specific exemption from these independence requirements for an employee of a foreign private issuer who is not an executive officer if the employee is elected or named to the board of directors or audit committee pursuant to the issuer’s governing law or documents, or other home country legal or listing requirements. The Company relies on this exemption and does not consider that such reliance materially adversely affects the ability of the Audit and Compliance Committee to act independently or to satisfy other SEC requirements applicable to audit committees.

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

•

The determination regarding independence of Board members is made by the Nomination Committee (instead of the Board) prior to the Annual General Meeting of Shareholders (“AGM”). Before the AGM 2023, the Nomination Committee determined that the following Board members were independent under all applicable independence requirements, including the NASDAQ New York rules: Jon Fredrik Baksaas, Jan Carlson, Carolina Dybeck Happe, Eric A. Elzvik, Kristin S. Rinne, Jonas Synnergren and Christy Wyatt. When appointing members to the committees of the Board, the Board makes determinations regarding committee member independence.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16K. CYBERSECURITY

The information set forth under the following heading of the 2023 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial report

•	Risk factors

•	Cybersecurity risks

•	Corporate Governance report

•	Cybersecurity

PART III
ITEM 17. FINANCIAL STATEMENTS
See our consolidated financial statements and accompanying notes of the
2023
Swedish Annual Report (adjusted version).

•	Consolidated income statement and Consolidated statement of comprehensive income (loss)

•	Consolidated balance sheet

•	Consolidated statement of cash flows

•	Consolidated statement of changes in equity

•	Notes to the consolidated financial statements

•	Reports of independent registered public accounting firm (Deloitte PCAOB ID: 1126)
ITEM 18. FINANCIAL STATEMENTS
Not applicable.
ITEM 19. EXHIBITS

EXHIBIT INDEX

The agreements and other documents filed as exhibits to this 2023 Form 20-F are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by the registrant in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Securities Exhibit

Exhibit Number	Description

1	Articles of Association of Telefonaktiebolaget LM Ericsson (amended March 2021) (incorporated herein by reference to Exhibit 1 to the Annual Report on Form 20-F for the year ended December 31, 2022, filed by the registrant on March 15, 2023 (File No. 000-12033))

2.1	Second Amended and Restated Deposit Agreement Among Telefonaktiebolaget LM Ericsson (publ) and Deutsche Bank Trust Company Americas, as depositary, and holders of American Depositary Receipts, dated as of January 7, 2014 (incorporated herein by reference to Exhibit 2 to the Annual Report on Form 20-F for the year ended December 31, 2014 filed by the registrant on March 31, 2015 (File No. 000-12033))

2.2	Amendment No. 1, dated as of October 24, 2016, to the Second Amended and Restated Deposit Agreement Among Telefonaktiebolaget LM Ericsson (publ) and Deutsche Bank Trust Company Americas, as depositary, and holders of American Depositary Receipts, dated as of January 7, 2014 (incorporated herein by reference to Exhibit 2.2 to the Annual Report on Form 20-F for the year ended December 31, 2016 filed by the registrant on April 26, 2017 (File No. 000-12033))

2.3	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

2.4	Specimen certificate representing Non-restricted B Shares of the Company (incorporated herein by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form F-1 (File No. 2-82969)).(P)

4.1	Agreement and plan of merger among Vonage Holdings Corp. and Telefonaktiebolaget LM Ericsson, dated as of November 22, 2021. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on November 22, 2021 by Vonage Holdings Corp. (File No: 001-32887))

4.2	Ericsson Share Purchase Plan (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form S-8 filed by the registrant on January 10, 2022 (File No. 333-262071))

8	See Item 4.C. Organizational Structure

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Swedish Annual Report for 2023 in English (adjusted version)

15.2	Consent of Deloitte AB

97.1	Telefonaktiebolaget LM Ericsson Policy for Recovery of Erroneously Awarded Compensation

101***	XBRL Instance Document and related items

Exhibit Number	Description

101.INS***	Inline XBRL Instance Document -The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH***	Inline XBRL Taxonomy Extension Schema Document.

101.CAL***	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF***	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB***	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE***	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the inline XBRL document).

*

This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

**

Certain of the information included in Exhibit 15.1 is incorporated by reference into this 2023 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a)(3) of the Exchange Act. With the exception of the items so specified, the 2023 Swedish Annual Report is not deemed to be filed as part of this 2023 Form 20-F.

***

In accordance with Rule 406T(b)(2) of Regulation S-T, such XBRL information will be furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, will be deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise will not be subject to liability under those sections.

(P)	Paper exhibits

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

Date March 12, 2024