Form 20-F
period 2024-12-31
ERICSSON LM TELEPHONE CO
filed 2025-03-11
CIK 717826

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2024
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

B shares (SEK 5.00 nominal value)	3,086,495,752
A shares (SEK 5.00 nominal value)	261,755,983
C shares (SEK 5.00 nominal value)	0
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

This document is our Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Form 20-F”). Reference is made to the English version of our Swedish Annual Report for 2024, with certain adjustments made to comply with U.S. requirements, which is attached hereto as Exhibit 15.1 (the “2024 Swedish Annual Report (adjusted version)”). Only (i) the information included in this 2024 Form 20-F, (ii) the information in the 2024 Swedish Annual Report (adjusted version) that is incorporated by reference in this 2024 Form 20-F, and (iii) the exhibits to the 2024 Form 20-F that are required to be filed pursuant to the Form 20-F shall be deemed to be filed with the Securities and Exchange Commission (the “SEC”) for any purpose, including incorporation by reference into any document filed by us pursuant to the Securities Act of 1933, as amended, which incorporates by reference the 2024 Form 20-F. Any information in the 2024 Swedish Annual Report (adjusted version) that is not referenced in this 2024 Form 20-F or filed as an exhibit thereto shall not be deemed to be so incorporated by reference. Certain industry, technical and financial terms used in this 2024 Form 20-F are defined in the subsections entitled “Glossary” and “Financial terminology” of the 2024 Swedish Annual Report (adjusted version), which are incorporated herein by reference.

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

The information included on http://www.ericsson.com/ and other websites that appear in this 2024 Form 20-F is not incorporated by reference herein. From time to time, we may use our website as a channel of distribution of material Company information. Financial and other material information regarding our company is routinely posted on and accessible at http://www.ericsson.com/.

Forward-Looking Statements

This 2024 Form 20-F includes forward-looking statements, including statements reflecting the Company’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•

Potential material additional liability resulting from past conduct, including allegations of past conduct that remains unresolved or unknown in multiple jurisdictions, including Iraq, which remains the subject of ongoing investigations by Ericsson and US governmental authorities

•

Risks related to internal controls and governance, including the potential to incur material liability in connection with internal controls surrounding payments made to third parties in connection with past conduct in multiple jurisdictions, including Iraq, which remains the subject of ongoing investigations by Ericsson and US governmental authorities

•

The risk that the ongoing investigations by Ericsson and US governmental authorities result in a conclusion by Ericsson or US governmental authorities that the Company’s past conduct included making or having responsibility for making payments to a terrorist organization or other improper payments, which could lead to material additional liability

•

Risks related to our ongoing compliance with obligations under the National Security Agreement entered into in connection with Ericsson’s acquisition of Vonage Holdings Corp. (“Vonage”), which may adversely affect the Vonage business and subject the Company to additional liabilities

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Macroeconomic conditions, including inflationary pressures and effects on customer investments, market recovery and growth

•	Ongoing geopolitical and trade uncertainty, including challenging global economic conditions, market trends and the imposition of tariffs and sanctions

•	Continued growth of mobile communications, the success of our existing and targeted customer base, and our ability to maintain technology leadership

•

Success in implementing key strategies, including improving profitability, capturing 5G market opportunities, capitalizing on network API and Enterprise opportunities, and expected benefits from restructuring activities

•	Risks related to cybersecurity and privacy, security and data localization

•	Industry trends, future characteristics and development of the markets in which we operate

•	Risks of global operations, including legal and regulatory requirements and uncertainties, and unfavorable lawsuits and legal proceedings

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability, and risks related to financial condition

•	The expected demand for our existing and new products and services as well as plans to launch new products and services, including research and development expenditures

•	Our ability to deliver on future plans and achieve future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•

Risks related to acquisitions and divestments that may be disruptive and incur significant expenses, including our ability to successfully consummate such transactions, protect the value of acquisitions during integration, or achieve the value anticipated with an acquisition

•	Trends related to our industry, including our regulatory environment, competition and customer structure

•	Intense competition from existing competitors, and new entrants, including vendor consolidation

•	Limited number of third-party suppliers, large, multi-year agreements with limited number of key customers, and operator consolidation

•	Risks related to intellectual property, key employees, and unforeseen risks and disruptions due to natural or man-made events

•	Risks related to environmental, social and business conduct

•	Other factors included in our filings with the SEC, including the factors described throughout this report, included in the section Risk Factors, as updated by subsequent reports filed with the SEC.

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

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. Important factors that could affect whether and to what extent any of our forward-looking statements materialize include but are not limited to the factors described throughout this 2024 Form 20-F, including in the section Risk factors. These forward-looking statements also represent our estimates, assumptions and expectations only as of the date that they were made, and to the extent they represent third-party data, we have not undertaken to independently verify such third-party data and do not intend to do so.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Readers are urged to carefully review and consider the various disclosures made in this 2024 Form 20-F and in other documents we file from time to time with our regulators that disclose risks and uncertainties that may affect our business. Unless specifically indicated otherwise, the forward-looking statements in this 2024 Form 20-F do not reflect the potential impact of any divestitures, mergers, acquisitions, or other business combinations that have not been completed as of the date of this report. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this 2024 Form 20-F, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation. This 2024 Form 20-F includes websites or references to additional Company reports. These are intended to provide inactive, textual references only. The information on websites and contained in those reports is not part of this report and not incorporated by reference in this report. This 2024 Form 20-F contains statements based on hypothetical scenarios and assumptions as well as estimates that are subject to a high level of uncertainty, and these statements should not necessarily be viewed as being representative of current or actual risk or performance, or forecasts of expected risk or performance. In addition, historical, current, and forward-looking environmental and social-related statements may be based on standards for measuring progress that are still developing and on internal controls and processes that continue to evolve. While certain matters discussed in this 2024 Form 20-F may be significant, any significance should not be taken, or otherwise assumed, as necessarily rising to the level of materiality used for purposes of complying with Ericsson’s public company reporting obligations pursuant to the U.S. federal securities laws and regulations, even if the report uses the words “material” or “materiality.”

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The information set forth under the heading “Financial Report – Risk factors” of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference.

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

Today, Ericsson is a leading provider of mobile connectivity solutions to communications service providers, enterprises and the public sector. The Company’s portfolio spans the following segments: Networks, Cloud Software and Services and Enterprise (which includes Global Communications Platform, Wireless Wide-Area Networks and private cellular networks). In addition, segment Other includes media businesses as well as other non-allocated business. Ericsson delivers high-performing, programmable and energy-efficient networks that enable greater service differentiation. Ericsson’s enterprise solutions provide superior connectivity to businesses and advanced network capabilities to application developers.

The information set forth under the following headings of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	This is Ericsson

•	Strategy – Creating value through mobile network innovation

•	Board of Directors’ Report

•	Business in 2024

•	Financial highlights — Capital expenditures

For capital expenditures, we typically use available cash from operations.

•	Notes to the consolidated financial statements

•	Note E2 – Business combinations

•	Note H6 – Events after the reporting period

B. Business Overview

The information set forth under the following headings of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	This is Ericsson

•	Strategy – Creating value through mobile network innovation

•	Board of Directors’ Report

•	Business in 2024

•	Financial highlights – Research and development, patents and licensing

•	Financial highlights – Seasonality

•	Business results – Segments

•	Business results – Market areas

•	Sourcing and supply

•	Sustainability and corporate responsibility

•	Notes to the consolidated financial statements

•	Note B1 – Segment information

•	Risk factors

•	Risks related to business activities and industry

•	Risks related to Ericsson’s financial condition

•	Risks related to legal and regulatory matters

•	Risks related to cybersecurity matters

•	Risks related to environmental, social and business conduct matters

•	Corporate Governance Report

•	Regulation

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”)

During 2024, Ericsson’s recorded net sales related to business in Iran was SEK -1 million, from internal clearing of old and minor items as part of wind down activities. Ericsson does not normally allocate net income on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its operating loss (income/loss before taxes and financial net) from Iran operations was, after internal cost allocation and impairments, SEK -35 million during 2024.

In some instances, Ericsson has previously had to arrange performance bonds or similar financial guarantees to secure Ericsson’s performance of obligations under the commercial agreements Ericsson had entered into relating to the business in Iran. In such instances, Ericsson usually engaged its banks outside Iran, who in turn engaged local banks in the country. These local banks include Tejarat Bank, Melli Bank, Parsian Bank and Saderat Bank. Although some bonds and guarantees are still in place, no new performance bonds or similar guarantees involving these banks with respect to Ericsson’s business activities in Iran were issued during 2024. During 2024, existing bank guarantees issued by Maskan Bank, Parsian Bank, Post Bank of Iran, Bank Mellat and Tejarat Bank (local banks in Iran) to secure Iranian customer payment obligations to Ericsson were renewed.

In 2018, Ericsson began reducing its business engagement as well as its presence in Iran significantly but continued to provide certain critical services and support to telecommunications networks and systems. As of December 2024, Ericsson has wound down its active business activities in Iran and anticipates that future activities will be limited to settlement of unfulfilled obligations, as well as administrative activities to close down the legal entity.

C. Organizational Structure

The following list shows certain shareholdings owned directly and indirectly by our Parent Company as of December 31, 2024. A complete list of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Companies Registration Office (Bolagsverket), may be obtained upon request to: Telefonaktiebolaget LM Ericsson, External Reporting, SE-164 83 Stockholm, Sweden.

Shares owned directly by the Parent Company

Company	Reg. No.	Domicile	Percentage of ownership		Par value in local currency, million	Carrying value, SEK million
Subsidiary companies
Ericsson AB	556056-6258	Sweden	100		50	20,731
Ericsson Shared Services AB	556251-3266	Sweden	100		361	2,216
Datacenter i Rosersberg AB	556895-3748	Sweden	100		—	74
Datacenter i Mjärdevi Aktiebolag	556366-2302	Sweden	100		10	69
Aktiebolaget Aulis	556030-9899	Sweden	100		14	6
Other (Sweden)			—		—	736
Ericsson Austria GmbH		Austria	100		4	94
Ericsson Danmark A/S		Denmark	100		90	216
Oy LM Ericsson Ab		Finland	100		13	196
Ericsson France SAS		France	100		21	524
Ericsson Antenna Technology Germany GmbH		Germany	100		2	21
Ericsson Germany GmbH		Germany	100		1	1,816
Ericsson Hungary Ltd.		Hungary	100		1,301	120
L M Ericsson Limited		Ireland	100		4	34
Ericsson Telecomunicazioni S.p.A.		Italy	100		44	2,429
Ericsson Holding International B.V.		The Netherlands	100		222	2,983
Ericsson A/S		Norway	100		75	257
Ericsson Sp. z o.o.		Poland	100		4	412
Ericsson España S.A.U		Spain	100		28	14
Ericsson Ltd.		United Kingdom	100		53	1,663
Other (Europe, excluding Sweden)			—		—	555
Ericsson Canada Inc.		Canada	100		—	221
Ericsson Holding II Inc.		United States	100		—	34,295
Ericsson Smart Factory Inc.		United States	100		—	424
Ericsson Global Network Platform Holding Inc.		United States	100		—	18,031
Companía Ericsson S.A.C.I.		Argentina	95	(1)	7,677	10
Ericsson de Colombia S.A.S		Colombia	100		701	178
Ericsson Telecom S.A. de C.V.		Mexico	100		1,439	576
Other (United States, Latin America)			—		—	384
Teleric Pty Ltd.		Australia	100		20	100
Ericsson (China) Company Ltd.		China	100		65	475
P.T. Ericsson Indonesia		Indonesia	95		9,531	614
Ericsson India Private Limited		India	100		291	51
Ericsson-LG Co Ltd.		Korea	75		285	2,279
Ericsson (Malaysia) Sdn. Bhd.		Malaysia	100		3	131
L. M. Ericsson (Nigeria) Limited		Nigeria	100		50	10
Ericsson South Africa PTY. Ltd		South Africa	70		—	94
Ericsson Taiwan Ltd.		Taiwan	90		270	36
Ericsson (Thailand) Ltd.		Thailand	49	(2)	90	17
Ericsson Telekomünikasyon A.Ş.		Turkey	100		5	150
Other countries (the rest of the world)			—		—	327
Total						93,569
Joint ventures and associated companies
Concealfab Co		United States	36		—	298
Leone Media Inc.		United States	46		134	—
Ericsson Nikola Tesla d.d.		Croatia	49		65	330
Total						628

1)	Through subsidiary holdings, total holdings amount to 100% of Compañía Ericsson S.A.C.I.
2)	Through subsidiary holdings, total holdings amount to 74% of Ericsson (Thailand) Ltd.

Shares owned by subsidiary companies

Company	Reg. No.	Domicile	Percentage of ownership
Subsidiary companies
Ericsson Telekommunikation GmbH		Germany	100
Ericsson GmbH		Germany	100
Ericsson Telecommunicatie B.V.		The Netherlands	100
Ericsson Inc.		United States	100
Vonage Holdings Corp.		United States	100
Ericsson Enterprise Solutions Inc.		United States	100
Iconectiv, LLC		United States	83
Ericsson Telecomunicações LTDA		Brazil	100
Ericsson Australia Pty. Ltd.		Australia	100
Ericsson (China) Communications Co. Ltd.		China	100
Nanjing Ericsson Panda Communication Co. Ltd.		China	51
Ericsson Japan K.K.		Japan	100

D. Property, Plants and Equipment

Primary manufacturing and assembly facilities

We continuously adjust our production capacity to meet expected customer demand. During 2024, our overall capacity utilization* was 42%.

The table below summarizes where we have major sites and the total floor space at year-end. All facilities are leased, other than Nanjing (China). The majority of the floor space within our production facilities is used for assembly and test.

	2024		2023		2022
	Sites	Thousands of sq meters**	Sites	Thousands of sq meters**	Sites	Thousands of sq meters**
Sweden	1	5	1	5	1	5
China	1	10.4	1	13.9	1	13.9
Estonia	1	9	1	9	1	9
Brazil	1	8.3	1	7	1	6.5
United States	1	10.1	1	9	1	6

Total	5	42.8	5	43.9	5	40.4

*	Test capacity utilization.
**	Floor space in square meters does not include any warehouses or transportation areas.

In July 2023, the Company announced plans to build a next-generation smart manufacturing and technology hub in Tallinn, Estonia. Ericsson is redirecting its investment in Europe and will no longer proceed with building the previously announced new facility in Tallinn, Estonia. Instead, Ericsson will focus on modernizing its existing sites.

The information set forth under the following headings of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ Report

•	Financial highlights – Capital expenditures

•	Notes to the consolidated financial statements

•	Note C2 – Property, plant and equipment

•	Note C3 – Leases

•	Risk factors

•	Risks related to legal and regulatory matters

•	Risks related to environmental, social and business conduct matters

ITEM 4A. Unresolved Staff Comments

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Year-to-year comparisons between 2023 and 2022 have been omitted from this 2024 Form 20-F but may be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

A. Operating Results

The information set forth under the following headings of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	This is Ericsson

•	Strategy

•	Board of Directors’ Report

•	Business in 2024

•	Financial highlights

•	Business results – Segments

•	Business results – Market areas

•	Risk management

•	Notes to the consolidated financial statements

•	Note A1 – Material accounting policies

•	Note F1 – Financial risk management

•	Risk Factors

•	Alternative performance measures

•	Corporate Governance Report

•	Regulation

B. Liquidity and Capital Resources

The information set forth under the following headings of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ Report

•	Financial highlights – Cash flow

•	Financial highlights – Financial position

•	Financial highlights – Seasonality

•	Financial highlights – Capital expenditures

•	Notes to the consolidated financial statements

•	Note B9 – Other current liabilities

•	Note D1 – Provisions

•	Note D2 – Contingent liabilities

•	Note D4 – Contractual obligations

•	Note F1 – Financial risk management

•	Note F4 – Interest-bearing liabilities

•	Note H3 – Statement of cash flows

C. Research and Development, Patents and Licenses, etc.

The information set forth under the following headings of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Strategy

•	Risk factors – Risks related to business activities and industry

•	Board of Directors’ Report

•	Financial highlights – Research and development, patents and licensing

Ericsson has a policy of strong commitment to research and development (“R&D”) with substantial contributions to cutting-edge open standards and technologies, leading the development of cellular technology – from 2G to 5G and beyond. Our strong R&D investments position us to further extend our technology leadership for cost performance and sustainability. It is Ericsson’s policy to protect and capitalize on our R&D investments by creating, securing, protecting, and licensing a portfolio of patents in support of our overall business goals. Our patent portfolio comprises more than 60,000 granted patents, which are licensed globally on fair, reasonable and nondiscriminatory terms to the users of our technology.

With high-performing programmable networks, enabled by openness and cloud, Ericsson collaborates with our partners and customers to drive the future of connectivity, enabling programmability and delivering unparalleled user experiences. Our technology leadership is critical in enabling these networks, and today around 50% of the world’s mobile 5G traffic excluding China is carried over Ericsson’s radio networks. Within Enterprise, Ericsson is increasing investments in developing network APIs. Other areas of focus in R&D include the capability of networks to handle gigabytes per second more efficiently, using more automation, using Artificial Intelligence to improve network performance and reducing energy consumption, while securing sustainability leadership to support customers to lower the total cost of ownership and meet net zero requirements.

Research and Development and Patent Information

	2024	2023	2022
R&D employees	26,744	28,219	29,304
R&D expenses SEK bn	53.5	50.7	47.3
Patents	over 60,000	over 60,000	over 60,000

D. Trend Information

The information set forth under the following headings of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	CEO Comment

•	Mobile networks – the next wave

•	Leadership in mobile networks

•	Expansion into enterprise

•	Leading with integrity

•	Market developments and business performance

•	Looking ahead

•	Board of Directors’ Report

•	Business in 2024

•	Financial highlights – Seasonality

•	Business results – Segments

•	Business results – Market areas

E. Critical accounting estimates

•	Financial Report

•	Notes to the consolidated financial statements

•	Note A2 – Judgments and critical accounting estimates

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The information set forth under the following headings of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Corporate Governance Report

•	Members of the Board of Directors

•	Members of the Executive Team

On January 23, 2024, Ericsson announced the appointment of Lars Sandström as its new Chief Financial Officer, Senior Vice President and Head of Group Function Finance, effective April 1, 2024. Mr. Sandström replaced Carl Mellander, whose departure Ericsson announced in April 2023.

•	Financial Report

•	Notes to the consolidated financial statements

•	Note G3 – Share-based compensation

See Item 8.B. “Financial Information – Significant Changes” herein.

B. Compensation

The information set forth under the following headings of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ Report

•	Corporate governance – Remuneration

•	Guidelines for remuneration to Group management

•	Notes to the consolidated financial statements

•	Note G1 – Post-employment benefits

•	Note G2 – Information regarding members of the Board of Directors and Group management

•	Note G3 – Share-based compensation

•	Corporate Governance Report

•	Remuneration to Board members

•	Remuneration Report

•	Remuneration Report 2024

C. Board Practices

The information set forth under the following headings of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Notes to the consolidated financial statements

•	Note G2 – Information regarding members of the Board of Directors and Group management – Comments to the table

•	Corporate Governance Report

•	Board of Directors – Composition of the Board of Directors

•	Committees of the Board of Directors – Audit and Compliance Committee

•	Committees of the Board of Directors – Remuneration Committee

D. Employees

The information set forth under the following headings of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ Report

•	Financial highlights – Employees

•	Notes to the Consolidated financial statements

•	Note G4 – Employee Information

We believe that we have a good relationship with the labor unions that represent our employees.

Number of employees by market area at year-end

	2024	2023	2022
South East Asia, Oceania and India	26,389	27,016	27,761
North East Asia	10,426	12,331	13,207
North America	9,935	10,744	11,993
Europe and Latin America 1)	43,353	45,380	48,023
Middle East and Africa	4,133	4,481	4,545

Total	94,326	99,952	105,529

1) of which in Sweden	13,420	13,977	14,481

E. Share Ownership

The information set forth under the following headings of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	The Ericsson share — Shareholders

•	Notes to the consolidated financial statements

•	Note G2 – Information regarding members of the Board of Directors and Group management

•	Corporate Governance Report

•	Members of the Board of Directors

•	Members of the Executive Team

•	Remuneration Report

•	Remuneration Report 2024

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The information set forth under the following headings of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	The Ericsson Share — Shareholders

•	Corporate Governance Report

•	Governance structure and core values — Ownership structure

B. Related Party Transactions

The information set forth under the following heading of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference.

•	Financial Report

•	Notes to the consolidated financial statements

•	Note H4 – Related party transactions

•	Note G2 – Information regarding members of the Board of Directors and Group management

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

The information set forth under the following headings of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ Report

•	Legal proceedings involving governmental authorities

•	Legal proceedings not involving governmental authorities

•	Proposed disposition of earnings

•	Consolidated financial statements

•	Notes to the consolidated financial statements

•	Reports of independent registered public accounting firm

See Item 10.B. “Additional Information – Memorandum and Articles of Association” and Item 17. “Financial Statements” herein.

B. Significant Changes

Ericsson appoints Charlotte Levert as Chief People Officer

On February 5, 2025, Ericsson announced the appointment of Charlotte Levert as its new Chief People Officer, Senior Vice President, and Head of Group Function People. Charlotte Levert, who is currently Vice President and Head of People Business Area Cloud and Software Services, will replace MajBritt Arfert, whose departure Ericsson announced in October 2024. Charlotte Levert began her new position on February 10 and is based in Sweden.

Ericsson announces changes to the Executive Team and to the Market Area structure

On February 25, 2025, Ericsson announced changes to its Executive Team and to its global operating structure, consolidating its regional structure in a more efficient way. Per Narvinger has been appointed Executive Vice President and Head of Business Area Networks. Jenny Lindqvist has been appointed Head of Cloud Software and Services. Fredrik Jejdling will step down as Head of Business Area Networks on March 15, 2025, and remain an executive advisor to the business until June 30, 2025.

In Ericsson’s new operating structure, two new Market Areas will be created to replace Market Area North America, Market Area Europe and Latin America and Market Area Middle East and Africa. Market Area Americas will be headed by Yossi Cohen, and Market Area Europe, Middle East & Africa will be headed by Patrick Johansson.

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

C. Material Contracts

The information set forth under the following headings of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference:

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

Subject to certain limitations, you will generally be entitled to receive credit against your United States federal income tax liability (or a deduction against your United States federal taxable income) with respect to any Swedish tax withheld in accordance with the U.S. Tax Treaty and paid over to Sweden. If a refund of the tax withheld is available to you under the laws of Sweden or under the U.S. Tax Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your United States federal income tax liability (and will not be eligible for the deduction in computing your United States federal taxable income). For foreign tax credit limitation purposes, dividends will be income from sources without the United States, and will generally be treated as “passive category income” (or, in the case of certain holders, “general category income”). There are significant and complex limits on your ability to claim foreign tax credits. Certain U.S. Treasury Regulations that apply to non-U.S. income taxes paid or accrued in taxable years beginning on or after December 28, 2021 further restrict the ability of any such credit based on the nature of the tax imposed by the non-U.S. jurisdiction, such as Sweden, although the IRS has provided temporary relief from the application of certain aspects of these regulations until new guidance or regulations are issued. You should consult your tax advisors regarding the creditability or deductibility of any withholding taxes.

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

Passive Foreign Investment Company Status

A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. For this purpose, passive income includes interest, dividends, gains from transactions in commodities (other than certain active business gains from the sale of commodities) and other investment income, with certain exceptions. The PFIC rules also contain a look-through rule whereby we will be treated as owning our proportionate share of the gross assets and earning our proportionate share of the gross income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2024. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the composition and value of our assets, as determined from time to time. There can be no assurance that we will not be a PFIC for current or future taxable years. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relevant provisions of the Code. You should consult your tax advisors about the consequences of our potential classification as a PFIC.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information about Market Risk

The information set forth under the following heading of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ Report

•	Risk management

•	Notes to the consolidated financial statements

•	Note F1 – Financial risk management

B. Qualitative Information about Market Risk

The information set forth under the following headings of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ Report

•	Risk management

•	Notes to the consolidated financial statements

•	Note F1 – Financial risk management

•	Corporate Governance Report

•	Risk management

C. Interim Periods

Not applicable.

D. Safe Harbor

Not applicable.

E. Smaller Reporting Companies

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Depositary fees, charges and payments

During 2024, an annual service fee of $0.02 was charged per ADS, for the operation and maintenance costs in administering the ADS program. The Depositary, Deutsche Bank Trust Company Americas (“Deutsche Bank”), established October 21, 2024 as the record date for payment of annual servicing fees. During 2024, an annual dividend fee of $0.01 was charged per ADS. The Depositary, Deutsche Bank, established April 5, 2024 and October 2, 2024 as the record dates for payments of the dividend fee.

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

Fees payable by the Depositary to the Company

Effective January 2019, Deutsche Bank agreed to pay Ericsson an amount equal to a fixed percentage of the net revenues, if any, collected by it as a result of charging ADS holders issuance and cancellation fees, and dividend processing and annual servicing fees. In 2024, such amount totaled approximately USD 10.3 million.

Effective January 2019, Deutsche Bank waived the cost of providing the ADS program administrative and reporting services to the extent provided by Deutsche Bank, and has agreed to bear the cost of certain third-party out-of-pocket costs related to the ADS program up to USD 50,000 per year. These costs include costs for the local custodian’s administration of matters relating to meetings of shareholders and costs of certain transfer agent administration services, such as the registration and transfer of depositary receipts. In 2024, such amount totaled approximately USD 66,000.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
The information set forth under the following heading of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Corporate Governance Report

•	Internal Control over Financial Reporting – Disclosure controls and procedures
B. Management’s Annual Report on Internal Control Over Financial Reporting
The information set forth under the section “Financial Report – Management’s report on internal control over financial reporting” of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference.
C. Attestation Report of the Registered Public Accounting Firm
The information set forth under the section “Financial Report – Report of independent registered public accounting firm” of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference.
D. Changes in Internal Control Over Financial Reporting
The information set forth under the section “Financial Report – Management’s report on internal control over financial reporting – Changes in internal control over financial reporting” of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The information set forth under the following heading of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference:

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
. No waivers were requested or given during 2024.
The information set forth under the following headings of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Corporate Governance Report

•	Regulation

•	Ethics and Compliance
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information set forth under the Section “Financial Report — Notes to the consolidated financial statements — Note H5 – Fees to auditors” of the 2024 Swedish Annual Report (adjusted version) is incorporated herein by reference.
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

All services provided in 2024 by the independent auditors were pre-approved
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
These differences include the following:

•
Employee representatives are appointed to Ericsson’s Board of Directors (the “Board”) and serve on Committees (including the Audit and Compliance Committee and the Remuneration Committee) in accordance with Swedish law.

•
Employee representatives on the Board and committees may attend all meetings of the Board and committees on which they serve (including those of the Audit and Compliance Committee and the Remuneration Committee) in accordance with Swedish law.

•
In accordance with Swedish market practices, the Nomination Committee is not fully comprised of Board members. In addition to the Chair of the Board, representatives of the four largest shareholders are members of the current Nomination Committee.

•
The determination regarding independence of Board members is made by the Nomination Committee (instead of the Board) prior to the Annual General Meeting of Shareholders (“AGM”). Before the AGM 2024, the Nomination Committee determined that the following Board members were independent under all applicable independence requirements, including the NASDAQ New York rules: Jon Fredrik Baksaas, Jan Carlson, Carolina Dybeck Happe, Eric A. Elzvik, Kristin S. Rinne, Jonas Synnergren and Christy Wyatt. Carolina Dybeck Happe resigned from the Board on September 23, 2024. When appointing members to the committees of the Board, the Board makes determinations regarding committee member independence.

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

•
Some of the requirements addressed by NASDAQ New York rules are included in the Swedish Corporate Governance Code or the work procedure for the Board instead of committee charters. The work procedure establishes the attribution of various responsibilities among the Board, its committees and the President and CEO. The work procedure for the Board is reviewed, evaluated and amended as required or appropriate, and is adopted by the Board at least once a year.

ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
The Company has adopted an Insider Trading Policy that governs the purchase, sale, and/or other dispositions of the Company’s securities by directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Company’s Insider Trading Policy is filed as Exhibit 11.1 to this 2024 Form
20-F.

ITEM 16K. CYBERSECURITY
Cybersecurity Risk Management and Strategy
Every year Ericsson identifies and manages numerous cyber-attack attempts, vulnerabilities, and cybersecurity incidents. In 2024, Ericsson detected and resolved cybersecurity incidents effectively, as none were considered to be material. Ericsson faces certain ongoing risks from advanced threat actors that, if realized and not timely detected and mitigated, are reasonably likely to materially affect the Company, including its operations, strategy, results of operations, or financial condition. The strategic and sensitive nature of the information and telecommunications industry also heightens exposure to cyber-attacks aimed at disrupting, damaging or infiltrating another’s critical infrastructure, network and systems and corporate espionage with respect to both technology and commercial matters, including in both cases from state-backed and criminal threat actors.
Ericsson has developed and implemented cybersecurity programs intended to protect the confidentiality, integrity, and availability of its critical systems and information as well as its products and services.
Ericsson is globally certified to ISO/ECN 27001:2022 for Information Security Management Systems, which is integrated into the Group Management System and encompasses Ericsson’s security requirements, including for third parties, as well as practices to assess security posture and performance. Ericsson has a central threat intelligence team and multiple security risk managers responsible for assessing security threats and vulnerabilities and identifying cybersecurity risks, including third-party risks. Ericsson’s Cyber Defense Center works to monitor, detect, respond, and limit any cybersecurity attacks from expanding in severity or scale. The incident management team function is designed and staffed for continuous availability and includes security and computer forensics specialists responsible for escalating and investigating incidents. If needed, business continuity plans are in place to help recover from the effects of a cybersecurity incident. Internal adherence to frameworks and processes is achieved through quantitative and qualitative measurements, including regular external and internal audits, and regularly recurring training, including on security awareness.
To secure Ericsson’s products and services, Ericsson’s Security Reliability Model mandates product and feature risk assessments, secure design, secure coding principles, use of analysis tools, and supply chain security requirements to avoid vulnerabilities. To mitigate security risks, Ericsson maintains a catalogue of externally developed components and code used in its products and thorough testing is performed to ensure high product quality. Training is provided to the workforce about the Security Reliability Model and its included tasks and activities. The Product Security Incident Response Team coordinates remediation for customers affected by vulnerabilities or security incidents in Ericsson products and actively monitors vulnerabilities in third-party software and alerts the relevant product development organization. Ericsson’s product development and lifecycle processes have been successfully audited to the GSMA Network Equipment Security Assurance Scheme since 2020. Several products are also externally evaluated against 3GPP Security Assurance Specification.
Ericsson’s cybersecurity programs do not imply that it always meets all technical specifications or requirements at all times, but that the aforementioned frameworks help to identify, assess, and manage cybersecurity risks relevant to its business.
Cybersecurity Governance
The Board considers cybersecurity risks as part of its risk oversight function and has delegated the specific oversight of cybersecurity risks to the Audit and Compliance Committee, which receives regular briefings from the Chief Security Officer on cybersecurity matters.
Ericsson’s President and CEO sets the overall direction for cybersecurity by approving Ericsson’s Security Strategy and its Security Policy. In addition, the Executive Team regularly receives briefings on cybersecurity risks, posture, investments and strategy execution and has established the Group Enterprise Security and Privacy Board, which manages the oversight of enterprise security, including cybersecurity and privacy. The Chair of the Group Enterprise Security and the Privacy Board is the Chief Operating Officer, and the Group Enterprise Security and Privacy Board’s agenda is driven by the Chief Security Officer, Maj. Gen. (Ret) Fredrik Robertsson. Maj. Gen. (Ret) Fredrik Robertsson serves as Ericsson’s Chief Security Officer and Head of Group Security. His diverse experience includes former roles at the Swedish Armed Forces Headquarters, such as Director of Plans, Chief Information Officer, and CISO, which included directing and developing the Swedish Armed Forces’ cyber capability and cyber defense. He holds a Master of Science degree in Political Science with a specialization in Security Studies. Additionally, Maj. Gen. (Ret) Robertsson has been an active member of the Swedish Contingencies Agency Cyber Security Council and serves as a board member for Sectra AB. The Group Enterprise Security and Privacy Board assembles executives and other senior business leaders a minimum of five times a year to review, recommend and endorse high-level security plans and monitor risks and security strategy execution.
Ericsson’s cybersecurity program is under the direction of the Chief Security Officer, who is responsible for enterprise security and reports to the Chief Operating Officer. The Chief Technology Officer is responsible for Product Security and Privacy and has delegated the handling of security requirements, standards and architecture related to product development and product management to the Chief Product Security Officer, Mikko Karikytö. Mikko Karikytö is Ericsson’s Chief Product Security Officer and Head of Product Security and was previously Head of Network Security and Head of Product Security Incident Response Team. Additionally, Mr. Karikytö is engaged in industry collaboration through organizations like ETIS (a collaboration community for the European Telecom industry), Forum of Incident Response and Security Teams, and EU Commission work groups. He has provided subject matter expertise for committee hearings of the UK parliament and the German Bundestag in connection with 5G security.
The respective Group function, market area and business area head are responsible for the implementation of security controls into Ericsson’s business processes and operations, which is mandated by the Chief Security Officer, the Chief Technology Officer or the Chief Product Security Officer, or through local laws, regulations or customer requirements. The Chief Security Officer and the Chief Product Security Officer regularly receive briefings and reports from the business areas, market areas and relevant Group functions on identified cybersecurity risks, vulnerabilities, and posture.
In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Financial Report – Risk factors – Risks related to cybersecurity matters” of the 2024 Swedish Annual Report (adjusted version).

PART III

ITEM 17. FINANCIAL STATEMENTS
See our consolidated financial statements and accompanying notes of the 202
4
 Swedish Annual Report (adjusted version).

•	Consolidated income statement and Consolidated statement of comprehensive income (loss)

•	Consolidated balance sheet

•	Consolidated statement of cash flows

•	Consolidated statement of changes in equity

•	Notes to the consolidated financial statements

•	Reports of independent registered public accounting firm (Deloitte PCAOB ID: 1126)
ITEM 18. FINANCIAL STATEMENTS
Not applicable.
ITEM 19. EXHIBITS

EXHIBIT INDEX

The agreements and other documents filed as exhibits to this 2024 Form 20-F are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by the registrant in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Securities Exhibit

Exhibit Number	Description

1	Articles of Association of Telefonaktiebolaget LM Ericsson (amended March 2021) (incorporated herein by reference to Exhibit 1 to the Annual Report on Form 20-F for the year ended December 31, 2022, filed by the registrant on March 15, 2023 (File No. 000-12033))

2.1	Second Amended and Restated Deposit Agreement Among Telefonaktiebolaget LM Ericsson (publ) and Deutsche Bank Trust Company Americas, as depositary, and holders of American Depositary Receipts, dated as of January 7, 2014 (incorporated herein by reference to Exhibit 2 to the Annual Report on Form 20-F for the year ended December 31, 2014 filed by the registrant on March 31, 2015 (File No. 000-12033))

2.2	Amendment No. 1, dated as of October 24, 2016, to the Second Amended and Restated Deposit Agreement Among Telefonaktiebolaget LM Ericsson (publ) and Deutsche Bank Trust Company Americas, as depositary, and holders of American Depositary Receipts, dated as of January 7, 2014 (incorporated herein by reference to Exhibit 2.2 to the Annual Report on Form 20-F for the year ended December 31, 2016 filed by the registrant on April 26, 2017 (File No. 000-12033))

2.3	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

2.4	Specimen certificate representing Non-restricted B Shares of the Company (incorporated herein by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form F-1 (File No. 2-82969)).(P)

4.1	Ericsson Share Purchase Plan (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form S-8 filed by the registrant on January 10, 2022 (File No. 333-262071))

8	See Item 4.C. Organizational Structure

11.1	Insider Trading Policy

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Swedish Annual Report for 2024 in English (adjusted version)

15.2	Consent of Deloitte AB

97.1	Telefonaktiebolaget LM Ericsson Policy for Recovery of Erroneously Awarded Compensation

101***	XBRL Instance Document and related items

Exhibit Number	Description

101.INS***	Inline XBRL Instance Document -The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH***	Inline XBRL Taxonomy Extension Schema Document.

101.CAL***	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF***	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB***	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE***	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the inline XBRL document).

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

**

Certain of the information included in Exhibit 15.1 is incorporated by reference into this 2024 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a)(3) of the Exchange Act. With the exception of the items so specified, the 2024 Swedish Annual Report is not deemed to be filed as part of this 2024 Form 20-F.

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

TELEFONAKTIEBOLAGET LM ERICSSON

	By:	/s/ STEFAN SALENTIN
	Name:	Stefan Salentin
	Title:	Head of Group Controlling and External Reporting

	By:	/s/ LARS SANDSTRÖM
	Name:	Lars Sandström
	Title:	Senior Vice President and Chief Financial Officer

Date March 11, 2025