Form 20-F
period 2025-12-31
ERICSSON LM TELEPHONE CO
filed 2026-03-12
CIK 717826

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2025
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
Jakob Stenmark, Head of Group Control
Telephone: +46 10 719 0000, jakob.stenmark@ericsson.com
Torshamnsgatan 21,
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

B shares (SEK 5.00 nominal value)	3,109,595,752
A shares (SEK 5.00 nominal value)	261,755,983
C shares (SEK 5.00 nominal value)	0
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
§240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP	☒	International Financial Reporting Standards as issued by the	☐	Other
International Accounting Standards Board
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

This document is our Annual Report on Form 20-F for the year ended December 31, 2025 (the “2025 Form 20-F”). Reference is made to the English version of our Swedish Annual Report for 2025, with certain adjustments made to comply with U.S. requirements, which is attached hereto as Exhibit 15.1 (the “2025 Swedish Annual Report (adjusted version)”). Only (i) the information included in this 2025 Form 20-F, (ii) the information in the 2025 Swedish Annual Report (adjusted version) that is incorporated by reference in this 2025 Form 20-F, and (iii) the exhibits to the 2025 Form 20-F that are required to be filed pursuant to the Form 20-F shall be deemed to be filed with the Securities and Exchange Commission (the “SEC”) for any purpose, including incorporation by reference into any document filed by us pursuant to the Securities Act of 1933, as amended, which incorporates by reference the 2025 Form 20-F. Any information in the 2025 Swedish Annual Report (adjusted version) that is not referenced in this 2025 Form 20-F or filed as an exhibit thereto shall not be deemed to be so incorporated by reference. Certain industry, technical and financial terms used in this 2025 Form 20-F are defined in the subsections entitled “Glossary” and “Financial terminology” of the 2025 Swedish Annual Report (adjusted version), which are incorporated herein by reference.

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

The information included on http://www.ericsson.com/ and other websites that appear in this 2025 Form 20-F is not incorporated by reference herein. From time to time, we may use our website as a channel of distribution of material Company information. Financial and other material information regarding our company is routinely posted on and accessible at http://www.ericsson.com/.

Forward-Looking Statements

This 2025 Form 20-F includes forward-looking statements, including statements reflecting the Company’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

– Potential material additional liability resulting from past conduct, including allegations of past conduct that remains unresolved or unknown in multiple jurisdictions, including Iraq, which remains the subject of ongoing investigations by Ericsson and U.S. governmental authorities.

– Risks related to internal controls and governance, including the potential to incur material liability in connection with internal controls surrounding payments made to third parties in connection with past conduct in multiple jurisdictions, including Iraq, which remains the subject of ongoing investigations by Ericsson and U.S. governmental authorities.

– The risk that the ongoing investigations by Ericsson and U.S. governmental authorities result in a conclusion by Ericsson or U.S. governmental authorities that the Company’s past conduct included making or having responsibility for making payments to a terrorist organization or other improper payments, which could lead to material additional liability.

– Risks related to the Company’s ongoing compliance with obligations under the National Security Agreement entered into in connection with Ericsson’s acquisition of Vonage Holdings Corp. (“Vonage”), which may adversely affect the Vonage business and subject the Company to additional liabilities.

– Ericsson’s goals, strategies, planning assumptions and operational or financial performance expectations.

– Macroeconomic conditions, including inflationary pressures and effects on customer investments, market recovery and growth.

– Ongoing geopolitical and trade uncertainty, including challenging global economic conditions, market trends and the imposition of tariffs and sanctions.

– Continued growth of mobile communications, the success of Ericsson’s existing and targeted customer base, and Ericsson’s ability to maintain technology leadership.

– Success in implementing key strategies, including improving profitability, leading in 6G, capturing 5G market opportunities, capitalizing on network API and Enterprise opportunities, incorporation of AI technologies into certain products, services and processes, and expected benefits from restructuring activities.

– Risks related to cybersecurity and privacy, security and data localization.

– Industry trends, future characteristics and development of the markets in which Ericsson operates.

– Risks of global operations, including legal and regulatory requirements and uncertainties, and unfavorable lawsuits and legal proceedings.

– Ericsson’s future liquidity, capital resources, capital expenditures, cost savings and profitability, and risks related to financial condition.

– The expected demand for Ericsson’s existing and new products and services as well as plans to launch new products and services, including research and development expenditures.

– Ericsson’s ability to deliver on future plans and achieve future growth.

– The expected operational or financial performance of strategic cooperation activities and joint ventures.

– Risks related to acquisitions and divestments that may be disruptive and incur significant expenses, including Ericsson’s ability to successfully consummate such transactions, protect the value of acquisitions during integration, or achieve the value anticipated with an acquisition.

– Trends related to Ericsson’s industry, including Ericsson’s regulatory environment, competition and customer structure.

– Intense competition from existing competitors, and new entrants, including vendor consolidation.

– Limited number of third-party suppliers, large, multi-year agreements with limited number of key customers, and operator consolidation.

– Risks related to intellectual property, key employees, and unforeseen risks and disruptions due to natural or man-made events.

– Risks related to environmental, social, governance, diversity, equity and inclusion and business conduct.

– Other factors included in Ericsson’s filings with the SEC, including the factors described throughout this report, included in the section Risk Factors, as updated by subsequent reports filed with the SEC.

The words ”believe,” ”expect,” ”foresee,” ”anticipate,” ”assume,” ”intend,” ”likely,” ”projects,” ”may,” ”could,” ”plan,” ”estimate,” ”forecast,” ”will,” ”should,” ”would,” ”predict,” ”aim,” ”ambition,” ”seek,” ”potential,” ”target,” ”might,” ”continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward- looking statements. Any statement that refers to the Company’s strategy, future financial performance, expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Such statements are based on management’s expectations as of the date of this report, unless an earlier date is specified, including expectations based on third-party information and projections that management believes to be reputable.

Ericsson cautions investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond Ericsson’s control that could cause actual results to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. Important factors that could affect whether and to what extent any of Ericsson’s forward-looking statements materialize include but are not limited to the factors described throughout this 2025 Form 20-F, including in the section Risk factors. These forward-looking statements also represent Ericsson’s estimates, assumptions and expectations only as of the date that they were made, and to the extent they represent third-party data, Ericsson has not undertaken to independently verify such third-party data and do not intend to do so.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Readers are urged to carefully review and consider the various disclosures made in this 2025 Form 20-F and in other documents Ericsson files from time to time with Ericsson’s regulators that disclose risks and uncertainties that may affect Ericsson’s business. Unless specifically indicated otherwise, the forward-looking statements in this 2025 Form 20-F do not reflect the potential impact of any divestitures, mergers, acquisitions, or other business combinations that have not been completed as of the date of this report. Ericsson expressly disclaims a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this 2025 Form 20-F, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation. This 2025 Form 20-F includes websites or references to additional company reports. These are intended to provide inactive, textual references only.

The information on websites and contained in those reports is not part of this report and not incorporated by reference in this report. This 2025 Form 20-F contains statements based on hypothetical scenarios and assumptions as well as estimates that are subject to a high level of uncertainty, and these statements should not necessarily be viewed as being representative of current or actual risk or performance, or forecasts of expected risk or performance. In addition, historical, current, and forward-looking environmental and social-related statements may be based on standards for measuring progress that are still developing and on internal controls and processes that continue to evolve. While certain matters discussed in this 2025 Form 20-F may be significant, any significance should not be taken, or otherwise assumed, as necessarily rising to the level of materiality used for purposes of complying with Ericsson’s public company reporting obligations pursuant to the U.S. federal securities laws and regulations, even if the report uses the words “material” or “materiality.”

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The information set forth under the heading “Financial Report – Risk factors” of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference.

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

Parent Company operations: The business of the Parent Company, Telefonaktiebolaget LM Ericsson, consists mainly of corporate management, holding company functions internal banking activities and customer credit management.

Subsidiaries and associated companies: For a list of our significant subsidiaries, please see “Shares owned directly by the Parent Company” in Item 4.C. below. We are engaged in a number of minor joint ventures and cooperative arrangements. For more information regarding risks associated with joint ventures, strategic alliances and third-party agreements, please see “Item 3.D. Risk Factors.”

Company history and development

Innovating to empower people, business and society

Our origins date back to 1876 when Alexander Graham Bell filed a patent application in the United States for the telephone. The same year, Lars Magnus Ericsson opened a small workshop in Stockholm to repair telegraph instruments and other electrical and mechanical equipment. Shortly thereafter, the Company began manufacturing its first telephones.

Ericsson is a leading provider of mobile connectivity solutions to communications service providers, enterprises and the public sector. The Company’s portfolio spans the following segments: Networks, Cloud Software and Services and Enterprise (which includes Global Communications Platform, Wireless Wide Area Networks and private 5G networks). In addition, segment Other consists of media businesses and other non-allocated businesses. Ericsson delivers high-performing, programmable and energy-efficient networks that enable greater service differentiation. Ericsson’s enterprise solutions provide superior connectivity to businesses and advanced network capabilities to application developers.

The information set forth under the following headings of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	This is Ericsson

•	Strategy

•	Leading mobile networks to drive an AI-powered world

•	Leadership in mobile networks

•	Scaling the mobile platform

•	Strategic foundation

•	150 years of connectivity

•	Board of Directors’ Report

•	Financial highlights – Capital expenditure

For capital expenditures, we typically use available cash from operations.

•	Notes to the consolidated financial statements

•	Note E2 – Business combinations

•	Note H6 – Events after the reporting period

B. Business Overview

The information set forth under the following headings of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	This is Ericsson

•	Strategy

•	Leading mobile networks to drive an AI-powered world

•	Leadership in mobile networks

•	Scaling the mobile platform

•	Strategic foundation

•	150 years of connectivity

•	Board of Directors’ Report

•	Financial highlights – Research and Development (R&D) expenses

•	Financial highlights – Seasonality

•	Business results – Segments

•	Business results – Market areas

Ericsson’s value chain spans the extraction and processing of raw materials used in electronic components to the delivery of communication services for end users. It comprises five main stages: global electronics manufacturing, direct suppliers, own operations, direct customers, and consumers and end users.

As is typical for large multinational companies, Ericsson’s value chain is complex and interconnected, which creates challenges for visibility and traceability beyond the first tier of suppliers and customers. In 2025, the Company had approximately 15,000 active direct suppliers, of which approximately 200 provided materials and components used in Ericsson’s hardware.

The global electronics manufacturing value chain begins with the extraction of natural resources used in electronic hardware. These materials are refined, traded and manufactured into parts and components that are assembled into finished products. Ericsson’s regional supply hubs consolidate material from component suppliers and distribute it to production sites. Ericsson’s supply and component hubs are located in Sweden, Belgium, Germany, The Netherlands, the United States, Mexico, the United Arab Emirates, India, Malaysia, Singapore and China.

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

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”)

In 2018, Ericsson initiated its wind down in Iran, and, in 2025, had no business engagements in Iran. Ericsson is continuing its efforts to liquidate its local legal entity, in accordance with applicable sanctions and local law requirements. Ericsson does not normally allocate gross revenue or net income on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, in 2025, Ericsson has estimated that its gross revenue and net profits attributable to Iran were negligible.

Before 2018, Ericsson had arranged performance bonds or similar financial guarantees to secure Ericsson’s performance of obligations under the commercial agreements Ericsson had entered into relating to the business in Iran. In such instances, Ericsson usually engaged its banks outside Iran, who in turn engaged local banks in the country. These local banks include Tejarat Bank, Melli Bank, Parsian Bank and Saderat Bank. Although some bonds and guarantees are still in place, the performance bonds have been frozen by the EU banks. One local performance bond for the local legal entity has been renewed with Saman Bank. Existing bank guarantees issued to Ericsson by Maskan Bank, Parsian Bank, Post Bank of Iran, Bank Mellat and Tejarat Bank (local banks in Iran) to secure Iranian customer payment obligations related to earlier business engagements were renewed.

C. Organizational Structure

The following list shows certain shareholdings owned directly and indirectly by our Parent Company as of December 31, 2025. A complete list of shareholdings, prepared in accordance with the Swedish Annual Accounts Act and filed with the Swedish Companies Registration Office (Bolagsverket), may be obtained upon request to: Telefonaktiebolaget LM Ericsson, External Reporting, SE-164 83 Stockholm, Sweden.

Shares owned directly by the Parent Company

Company	Reg. No.	Domicile	Percentage of ownership		Par value in local currency, million	Carrying value, SEK million
Subsidiary companies
Ericsson AB	556056-6258	Sweden	100		50	20,731
Ericsson Shared Services AB	556251-3266	Sweden	100		361	2,216
Red Bee Media Holding AB	559113-9729	Sweden	100		—	773
Ericsson Insurance (Försäkring) AB	516406-0534	Sweden	100		50	469
Datacenter i Rosersberg AB	556895-3748	Sweden	100		—	74
Datacenter i Mjärdevi Aktiebolag	556366-2302	Sweden	100		10	69
Ericsson Mobile Financial Services AB	559335-5059	Sweden	100		—	15
Ericsson Software Technology Holding AB	559094-8963	Sweden	100		—	7
Aktiebolaget Aulis	556030-9899	Sweden	100		14	6
Other (Sweden)			—		—	374
Ericsson S.A/N.V.		Belgium	100		5	119
Ericsson Danmark A/S		Denmark	100		90	216
Oy LM Ericsson Ab		Finland	100		13	196
Ericsson France SAS		France	100		21	524
Ericsson Germany GmbH		Germany	100		1	1,816
Ericsson Hungary Ltd.		Hungary	100		1,301	120
Ericsson Telecomunicazioni S.p.A.		Italy	100		44	2,429
Ericsson Holding International B.V.		Netherlands	100		222	2,983
Ericsson A/S		Norway	100		75	257
Ericsson Sp. z o.o.		Poland	100		4	412
Ericsson Telecomunicacoes LDA.		Portugal	100		1	23
Ericsson Antenna Technology Romania S.R.L.		Romania	100		98	206
Ericsson Telecommunications Romania S.R.L.		Romania	100		49	103
Ericsson España S.A.U		Spain	100		28	14
Ericsson Ltd.		United Kingdom	100		53	1,663
Other (Europe, excluding Sweden)			—		—	255
Ericsson Canada Inc.		Canada	100		—	221
Ericsson Holding II Inc.		United States	100		—	34,295
Ericsson Smart Factory Inc.		United States	100		—	424
Ericsson Global Network Platform Holding Inc.		United States	100		—	18,701
Ericsson de Colombia S.A.S		Colombia	100		701	178
Ericsson Antenna Technology Mexico S.A. de C.V.		Mexico	100		589	239
Ericsson Telecom S.A. de C.V.		Mexico	100		1,439	576
Other (Americas)			—		—	232
Teleric Pty Ltd.		Australia	100		20	100
Ericsson (China) Company Ltd.		China	100		65	475
P.T. Ericsson Indonesia		Indonesia	95		9,531	614
Ericsson India Private Limited		India	100		291	51
Ericsson Korea Partners Co., Ltd.		Korea, Republic of	75		285	2,087
Ericsson (Malaysia) Sdn. Bhd.		Malaysia	100		3	131
Ericsson South Africa (Pty.) Ltd		South Africa	70		—	94
Ericsson Taiwan Ltd.		Taiwan	90		270	36
Ericsson (Thailand) Ltd.		Thailand	49	(1)	90	17
Ericsson Telekomünikasyon A.Ş.		Turkey	100		5	150
Other (the rest of the world)			—		—	463
Total						95,154

Associated companies
Leone Media Inc.		United States	46		134	—
Ericsson Nikola Tesla d.d.		Croatia	49		65	330
Total						330

1)	Through subsidiary holdings, total holdings amount to 74% of Ericsson (Thailand) Ltd.

Shares owned by subsidiary companies

Company	Reg. No.	Domicile	Percentage of ownership
Subsidiary companies
Ericsson Facilities GmbH		Germany	100
Ericsson GmbH		Germany	100
Ericsson Telecommunicatie B.V.		Netherlands	100
Red Bee Media Limited		United Kingdom	100
Ericsson Inc.		United States	100
Vonage Holdings Corp.		United States	100
Ericsson Enterprise Wireless Solutions Inc.		United States	100
Ericsson Telecomunicações LTDA.		Brazil	100
Ericsson Australia Pty. Ltd.		Australia	100
Ericsson (China) Communications Co. Ltd.		China	100
Nanjing Ericsson Panda Communication Co. Ltd.		China	100
Ericsson Japan K.K.		Japan	100

D. Property, Plants and Equipment

Primary manufacturing and assembly facilities

We continuously adjust our production capacity to meet expected customer demand. We consider the production capacity of our manufacturing network to be sufficient to meet the requirements of our business. The extent of utilization of our manufacturing facilities varies from plant to plant and from time to time during the year. None of these facilities is subject to a material encumbrance.

The table below summarizes where we have major sites and the total floor space at year-end. All facilities are leased, other than Nanjing (China). The majority of the floor space within our production facilities is used for assembly and test.

	2025		2024		2023
	Sites	Thousands of sq meters*	Sites	Thousands of sq meters*	Sites	Thousands of sq meters*
Sweden	1	3.7	1	5	1	5
China	1	10.4	1	10.4	1	13.9
Estonia	1	9	1	9	1	9
Brazil	1	8.3	1	8.3	1	7
United States	1	10.3	1	10.1	1	9
Romania	1	9	1	9	1	10
Mexico	1	7.5	1	7.5	1	7.5
Total	7	58.20	7	59.0	7	61.0

*	Floor space in square meters does not include any warehouses or transportation areas.

The information set forth under the following headings of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ Report

•	Financial highlights – Capital expenditure

•	Notes to the consolidated financial statements

•	Note C2 – Property, plant and equipment

•	Note C3 – Leases

•	Risk factors

•	Risks related to legal and regulatory matters

•	Risks related to environmental, social and business conduct matters

ITEM 4A. Unresolved Staff Comments

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Year-to-year comparisons between 2024 and 2023 have been omitted from this 2025 Form 20-F but may be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

A. Operating Results

The information set forth under the following headings of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	This is Ericsson

•	Strategy

•	Leading mobile networks to drive an AI-powered world

•	Leadership in mobile networks

•	Scaling the mobile platform

•	Strategic foundation

•	Board of Directors’ Report

•	Financial highlights

•	Business results – Segments

•	Business results – Market areas

•	Corporate Governance – Risk management

•	Notes to the consolidated financial statements

•	Note A1 – Material accounting policies

•	Note F1 – Financial risk management

•	Risk Factors

•	Alternative performance measures

•	Corporate Governance Report

•	Regulation

B. Liquidity and Capital Resources

The information set forth under the following headings of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ Report

•	Financial highlights – Cash flow

•	Financial highlights – Financial position

•	Financial highlights – Seasonality

•	Financial highlights – Capital expenditure

•	Notes to the consolidated financial statements

•	Note B9 – Other current liabilities

•	Note D1 – Provisions

•	Note D2 – Contingent liabilities

•	Note D4 – Contractual obligations

•	Note F1 – Financial risk management

•	Note F4 – Interest-bearing liabilities

•	Note H3 – Statement of cash flows

•	Shareholder information

•	Capital allocation

C. Research and Development, Patents and Licenses, etc.

The information set forth under the following headings of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Strategy

•	Leading mobile networks to drive an AI-powered world

•	Leadership in mobile networks

•	Scaling the mobile platform

•	Strategic foundation

•	Risk factors – Risks related to business activities and industry

•	Board of Directors’ Report

•	Financial highlights – Research and Development (R&D) expenses

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

With high-performing programmable networks, enabled by open ecosystems, development tools, interfaces and technologies and cloud, Ericsson collaborates with our partners and customers to drive the future of connectivity, enabling programmability and delivering unparalleled user experiences. Our technology leadership is critical in enabling these networks, and today around 50% of the world’s mobile 5G traffic excluding China is carried over Ericsson’s radio networks. Within Enterprise, Ericsson is increasing investments in developing network APIs. Other areas of focus in R&D include the capability of networks to handle gigabytes per second more efficiently, using more automation, using Artificial Intelligence to improve network performance and reducing energy consumption, while securing sustainability leadership to support customers to lower the total cost of ownership and meet net zero requirements.

Research and Development and Patent Information

	2025	2024	2023
R&D expenses SEK bn	48.9	53.5	50.7
Patents	over 60,000	over 60,000	over 60,000

D. Trend Information

The information set forth under the following headings of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	CEO Comment – Positioned for growth

•	Board of Directors’ Report

•	Financial highlights – Seasonality

•	Business results – Segments

•	Business results – Market areas

E. Critical accounting estimates

•	Financial Report

•	Notes to the consolidated financial statements

•	Note A2 – Judgments and critical accounting estimates

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The information set forth under the following headings of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Corporate Governance Report

•	Members of the Board of Directors

•	Members of the Executive Team as of December 31, 2025

•	Financial Report

•	Notes to the consolidated financial statements

•	Note G3 – Share-based compensation

B. Compensation

The information set forth under the following headings of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ Report

•	Guidelines for remuneration to Group management approved by the Annual General Meeting of shareholders 2023

•	Notes to the consolidated financial statements

•	Note G1 – Post-employment benefits

•	Note G2 – Information regarding members of the Board of Directors and Group management

•	Note G3 – Share-based compensation

•	Corporate Governance Report

•	Remuneration to Board members

•	Remuneration Report

•	Remuneration Report 2025

C. Board Practices

The information set forth under the following headings of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Notes to the consolidated financial statements

•	Note G2 – Information regarding members of the Board of Directors and Group management – Comments to the table

•	Corporate Governance Report

•	Board of Directors – Composition of the Board of Directors

•	Committees of the Board of Directors – Audit and Compliance Committee

•	Committees of the Board of Directors – Remuneration Committee

D. Employees

The information set forth under the following headings of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ Report

•	Financial highlights – Employees

•	Notes to the Consolidated financial statements

•	Note G4 – Employee information

We believe that we have a good relationship with the labor unions that represent our employees.

Number of employees by market area at year-end

	2025	2024 2)	2023 2)
Americas	15,050	16,034	17,285
Europe, Middle East and Africa 1)	39,045	41,387	43,320
South East Asia, Oceania and India	25,189	26,389	27,016
North East Asia	9,542	10,426	12,331

Total	88,826	94,326	99,952

1) of which in Sweden	12,806	13,420	13,977

2) 2024 and 2023 have been restated to reflect the changes in the market area structure implemented in 2025, see note B1 “Segment Information” of the 2025 Swedish Annual Report (adjusted version) for more information.

E. Share Ownership

The information set forth under the following headings of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	The Ericsson share – Shareholders

•	Notes to the consolidated financial statements

•	Note G2 – Information regarding members of the Board of Directors and Group management

•	Corporate Governance Report

•	Members of the Board of Directors

•	Members of the Executive Team as of December 31, 2025

•	Remuneration Report

•	Remuneration Report 2025

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The information set forth under the following headings of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	The Ericsson Share – Shareholders

•	Corporate Governance Report

•	Governance structure – Ownership structure

B. Related Party Transactions

The information set forth under the following heading of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference.

•	Financial Report

•	Notes to the consolidated financial statements

•	Note H4 – Related party transactions

•	Note G2 – Information regarding members of the Board of Directors and Group management

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

The information set forth under the following headings of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference:

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

See Item 10.B. “Additional Information – Memorandum and Articles of Association” and Item 17. “Financial Statements” herein.

B. Significant Changes

Ericsson announces a proposed staff reduction in Sweden

On January 15, 2026, Ericsson announced a proposed headcount reduction in Sweden. Ericsson has submitted a notice to the Swedish Public Employment Service. Approximately 1,600 positions could be impacted in Sweden.

Ericsson’s Board of Directors proposes a share buyback program

On January 23, 2026, Ericsson announced that a share buyback program for up to SEK 15 billion will be proposed to the AGM by the Board of Directors. For more information, see 2025 Swedish Annual Report (adjusted version), Financial Report, Notes to the consolidated financial statements, Note E1 ”Equity”.

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

C. Material Contracts

The information set forth under the following headings of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ Report

•	Corporate governance – Material contracts

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

Certain Swedish Tax Considerations

This section describes the material Swedish income tax consequences for a holder of ADSs or Class B shares who is not considered to be a Swedish resident for Swedish tax purposes. This section applies to you only if you are a holder of portfolio investments representing less than 10% of capital and votes and is not applicable if the ADSs or Class B shares pertain to a permanent establishment or fixed place of business in Sweden.

Taxation on Capital Gains

Generally, non-residents of Sweden are not liable for Swedish capital gains taxation with respect to the sale of ADSs or Class B shares. However, under Swedish tax law, capital gains from the sale of shares in Swedish companies and certain other securities by an individual may be taxed in Sweden at a rate of 30% if the seller has been a resident of Sweden or has lived permanently in Sweden at any time during the year of the sale or the 10 calendar years preceding the year of the sale (absent treaty provisions to the contrary). The provision is applicable to ADSs or Class B shares and also applies to shares in foreign companies, provided that the shares were acquired during the time that the person was liable to tax in Sweden.

This provision may, however, be limited by tax treaties that Sweden has concluded with other countries. Under the tax treaty between Sweden and the United States (the “U.S. Tax Treaty”), this provision applies for ten years from the date the individual ceased to be a resident of Sweden.

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

Passive Foreign Investment Company Status

A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. For this purpose, passive income includes interest, dividends, gains from transactions in commodities (other than certain active business gains from the sale of commodities) and other investment income, with certain exceptions. The PFIC rules also contain a look-through rule whereby we will be treated as owning our proportionate share of the gross assets and earning our proportionate share of the gross income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Based on the market value of our shares, the composition of our assets and income and our operations, we believe we were not a PFIC during the year 2025. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the composition and value of our assets, as determined from time to time. There can be no assurance that we will not be a PFIC for current or future taxable years. If we are treated as a PFIC, we will not provide information necessary for the “qualified electing fund” election as the term is defined in the relevant provisions of the Code. You should consult your tax advisors about the consequences of our potential classification as a PFIC.

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

I. Subsidiary Information

See Item 4.C. “Information on the Company – Organizational Structure.”

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information about Market Risk

The information set forth under the following heading of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ Report

•	Corporate Governance -– Risk management

•	Notes to the consolidated financial statements

•	Note F1 – Financial risk management

B. Qualitative Information about Market Risk

The information set forth under the following headings of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Financial Report

•	Board of Directors’ Report

•	Corporate Governance -– Risk management

•	Notes to the consolidated financial statements

•	Note F1 – Financial risk management

•	Corporate Governance Report

•	Risk management

C. Interim Periods

Not applicable.

D. Safe Harbor

Not applicable.

E. Smaller Reporting Companies

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Depositary fees, charges and payments

During 2025, an annual service fee of $0.02 was charged per ADS, for the operation and maintenance costs in administering the ADS program. The Depositary, Deutsche Bank Trust Company Americas (“Deutsche Bank”), established October 20, 2025 as the record date for payment of annual servicing fees. During 2025, an annual dividend fee of $0.01 was charged per ADS. The Depositary, Deutsche Bank, established March 27, 2025 and September 29, 2025 as the record dates for payments of the dividend fee.

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

Fees payable by the Depositary to the Company

Effective January 2019, Deutsche Bank agreed to pay Ericsson an amount equal to a fixed percentage of the net revenues, if any, collected by it as a result of charging ADS holders issuance and cancellation fees, and dividend processing and annual servicing fees. In 2025, such amount totaled approximately USD 12.6 million.

Effective January 2019, Deutsche Bank waived the cost of providing the ADS program administrative and reporting services to the extent provided by Deutsche Bank, and has agreed to bear the cost of certain third-party out-of-pocket costs related to the ADS program up to USD 50,000 per year. These costs include costs for the local custodian’s administration of matters relating to meetings of shareholders and costs of certain transfer agent administration services, such as the registration and transfer of depositary receipts. In 2025, such amount totaled approximately USD 72,000.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The information set forth under the following heading of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Corporate Governance Report

•	Internal Control over Financial Reporting – Disclosure controls and procedures

B. Management’s Annual Report on Internal Control Over Financial Reporting

The information set forth under the section “Financial Report – Management’s report on internal control over financial reporting” of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference.

C. Attestation Report of the Registered Public Accounting Firm

The information set forth under the section “Financial Report – Report of independent registered public accounting firm” of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference.

D. Changes in Internal Control Over Financial Reporting

The information set forth under the section “Financial Report – Management’s report on internal control over financial reporting – Changes in internal control over financial reporting” of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the following heading of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Corporate Governance Report

•	Committees of the Board of Directors

•	Audit and Compliance Committee – Members of the Audit and Compliance Committee

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Ethics applicable to executive officers, directors and all other employees. Our Code of Business Ethics is available on our website at https://www.ericsson.com/en/about-us/corporate-governance/code-of-ethics. The Company will promptly disclose to our shareholders, if required by applicable laws or stock exchange requirements, any amendments to or waivers from the Code of Business Ethics applicable to our directors or officers by posting such information on our website at https://www.ericsson.com/en/about-us/corporate-governance/code-of-ethics. No waivers were requested or given during 2025.

The information set forth under the following headings of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference:

•	Corporate Governance Report

•	Regulation

•	Ethics and Compliance

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the Section “Financial Report – Notes to the consolidated financial statements – Note H5 – Fees to auditors” of the 2025 Swedish Annual Report (adjusted version) is incorporated herein by reference.

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

All services provided in 2025 by the independent auditors were pre-approved in accordance with the pre-approval policies and procedures described above.

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

Under NASDAQ New York rules, Ericsson is permitted to follow home country practices in lieu of certain NASDAQ corporate governance requirements that would apply to U.S. companies listed on NASDAQ New York. The rules require disclosures regarding the ways in which Ericsson’s corporate governance practices differ from those required of US companies under the rules of NASDAQ New York.

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

•

In accordance with Swedish market practices, the Nomination Committee is not fully comprised of Board members. In addition to the Chair of the Board, representatives of the four largest shareholders by voting power, as of March 31, 2025, are members of the current Nomination Committee.

•

The determination regarding independence of Board members is made by the Nomination Committee (instead of the Board) prior to the Annual General Meeting of Shareholders (“AGM”). Before the AGM 2025, the Nomination Committee determined that the following Board members were independent under all applicable independence requirements, including the NASDAQ New York rules: Jon Fredrik Baksaas, Jan Carlson, Eric A. Elzvik, Marachel Knight, Kristin S. Rinne, Jonas Synnergren and Christy Wyatt. When appointing members to the committees of the Board, the Board makes determinations regarding committee member independence.

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

•

NASDAQ New York rules applicable to U.S. companies require the consideration of six factors relating to the independence of compensation consultants, legal counsel or other advisers retained by compensation or remuneration committees. Consistent with Swedish practices, the Remuneration Committee’s procedures addressing independence of advisers do not expressly require the consideration of those six factors.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES
The Company has adopted an Insider Trading Policy that governs the purchase, sale, and/or other dispositions of the Company’s securities by directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Company’s Insider Trading Policy is filed as Exhibit 11.1 to this 2025 Form
20-F.
ITEM 16K. CYBERSECURITY
Cybersecurity Risk Management and Strategy
Ericsson has developed and implemented cybersecurity programs intended to protect the confidentiality, integrity, and availability of its systems and information as well as its products and services. Every year Ericsson identifies and manages numerous cyber-attack attempts, vulnerabilities, and cybersecurity incidents. In 2025, Ericsson detected and resolved cybersecurity incidents effectively, as none were considered to be material. Ericsson’s cybersecurity programs do not imply that it always meets all technical specifications or requirements at all times, but that the below frameworks help to identify, assess, and manage security risks relevant to its business. Ericsson faces certain ongoing risks from advanced threat actors that, if realized and not timely detected and mitigated, are reasonably likely to materially affect the Company, including its operations, strategy, results of operations, or financial condition. The strategic and sensitive nature of the information and telecommunications industry also heightens exposure to cyber-attacks aimed at disrupting, damaging or infiltrating another’s critical infrastructure, network and systems and corporate espionage with respect to both technology and commercial matters, including in both cases from state-backed and criminal threat actors. See “Financial Report – Risk factors – Risks related to cybersecurity matters” of the 2025 Swedish Annual Report (adjusted version), for further information.
Ericsson is globally certified to ISO/ECN 27001:2022 for Information Security Management Systems, which is integrated into the Group Management System and encompasses Ericsson’s security requirements, including for third parties, as well as practices to assess security posture and performance. Ericsson has a central threat intelligence team and multiple security risk managers responsible for assessing security threats and vulnerabilities and identifying cybersecurity risks, including third-party risks. Ericsson’s Cyber Defense Center works to monitor, detect, respond, and limit any cybersecurity attacks from expanding in severity or scale. The incident management team function is designed and staffed for continuous availability and includes security and computer forensics specialists responsible for escalating and investigating incidents. If needed, business continuity plans are in place to help recover from the effects of a cybersecurity incident. Internal adherence to frameworks and processes is achieved through quantitative and qualitative measurements, including regular external and internal audits, and regularly recurring training, including on security awareness. An insider risk program protects Ericsson from harmful actions by employees, contractors, or partners. It integrates behavioral analytics, access monitoring, data-loss prevention, and clear policies. The program emphasizes rapid detection of anomalous activity, and coordinated responses across security, people, and legal Group functions. It also includes awareness training, confidential reporting channels, and regular risk assessments to prevent, detect, and mitigate insider threats.
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
1)
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
2)
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
In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Financial Report – Risk factors – Risks related to cybersecurity matters” of the 2025 Swedish Annual Report (adjusted version).

1)
Maj. Gen. (Ret) Fredrik Robertsson serves as Ericsson’s Chief Security Officer and Head of Group Security. His diverse experience includes former roles at the Swedish Armed Forces Headquarters, such as Director of Plans, Chief Information Officer, and CISO, which included directing and developing the Swedish Armed Forces’ cyber capability and cyber defense. He holds a Master of Science degree in Political Science with a specialization in Security Studies. Additionally, Maj. Gen. (Ret) Robertsson serves as a board member for Sectra AB.

2)
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

PART III
ITEM 17. FINANCIAL STATEMENTS
See our consolidated financial statements and accompanying notes of the 2025 Swedish Annual Report (adjusted version).

•	Consolidated income statement and Consolidated statement of comprehensive income (loss)

•	Consolidated balance sheet

•	Consolidated statement of cash flows

•	Consolidated statement of changes in equity

•	Notes to the consolidated financial statements

•	Reports of independent registered public accounting firm (Deloitte PCAOB ID: 1126)
ITEM 18. FINANCIAL STATEMENTS
Not applicable.

ITEM 19. EXHIBITS

EXHIBIT INDEX

The agreements and other documents filed as exhibits to this 2025 Form 20-F are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by the registrant in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Securities Exhibit

Exhibit Number	Description

1	Articles of Association of Telefonaktiebolaget LM Ericsson (amended March 2021) (incorporated herein by reference to Exhibit 1 to the Annual Report on Form 20-F for the year ended December 31, 2022, filed by the registrant on March 15, 2023 (File No. 000-12033))

2.1	Second Amended and Restated Deposit Agreement Among Telefonaktiebolaget LM Ericsson (publ) and Deutsche Bank Trust Company Americas, as depositary, and holders of American Depositary Receipts, dated as of January 7, 2014 (incorporated herein by reference to Exhibit 2 to the Annual Report on Form 20-F for the year ended December 31, 2014 filed by the registrant on March 31, 2015 (File No. 000-12033))

2.2	Amendment No. 1, dated as of October 24, 2016, to the Second Amended and Restated Deposit Agreement Among Telefonaktiebolaget LM Ericsson (publ) and Deutsche Bank Trust Company Americas, as depositary, and holders of American Depositary Receipts, dated as of January 7, 2014 (incorporated herein by reference to Exhibit 2.2 to the Annual Report on Form 20-F for the year ended December 31, 2016 filed by the registrant on April 26, 2017 (File No. 000-12033))

2.3	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

2.4	Specimen certificate representing Non-restricted B Shares of the Company (incorporated herein by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form F-1 (File No. 2-82969)).(P)

4.1	Ericsson Share Purchase Plan (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form S-8 filed by the registrant on January 10, 2022 (File No. 333-262071))

8	See Item 4.C. Organizational Structure

11.1	Insider Trading Policy

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Swedish Annual Report for 2025 in English (adjusted version)

15.2	Consent of Deloitte AB

97.1	Telefonaktiebolaget LM Ericsson Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F for the year ended December 31, 2024, filed by the registrant on March 11, 2025 (File No. 000-12033))

101***	XBRL Instance Document and related items

101.INS***	Inline Interactive Data File Document -The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

104	Cover Page Interactive Data File (embedded within the inline XBRL document).

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

**

Certain of the information included in Exhibit 15.1 is incorporated by reference into this 2025 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a)(3) of the Exchange Act. With the exception of the items so specified, the 2025 Swedish Annual Report is not deemed to be filed as part of this 2025 Form 20-F.

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

TELEFONAKTIEBOLAGET LM ERICSSON

By:	/s/ JAKOB STENMARK
Name:	Jakob Stenmark
Title:	Head of Group Control

By:	/s/ LARS SANDSTRÖM
Name:	Lars Sandström
Title:	Senior Vice President and Chief Financial Officer

Date March 12, 2026